Form 20-F
period 2011-03-31
MakeMyTrip Ltd
filed 2011-09-02
CIK 1495153

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
FORM 20-F
(Mark One)

☐	Registration statement pursuant to section 12(b) or 12(g) of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended March 31, 2011
or

☐	Transition report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
or

☐	Shell company report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934
Date of event requiring this shell company report
Commission file number 001-34837
MakeMyTrip Limited
(Exact Name of Registrant as specified in its charter)

Not Applicable	Mauritius
(Translation of Registrant’s Name Into English)	(Jurisdiction of Incorporation or Organization)
103 Udyog Vihar, Phase 1
Gurgaon, Haryana 122016 India
(91-124) 439-5000
(Address and Telephone Number of Principal Executive Offices)
Rajesh Magow
Group Chief Financial Officer
103 Udyog Vihar, Phase 1
Gurgaon, Haryana 122016 India
(91-124) 439-5000
rajesh.magow@makemytrip.com
(Name, Telephone, E-mail and/or facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Ordinary Shares, par value $0.0005 per share	Nasdaq Global Market
(Title of Class)	(Name of Exchange On Which Registered)
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
As of March 31, 2011, 35,099,639 ordinary shares, par value $0.0005 per share, were issued and outstanding. On June 2, 2011, we closed a follow-on public offering of 5,244,000 ordinary shares, and as of that date 36,747,277 ordinary shares, par value $0.0005 per share, were issued and outstanding. On June 29, 2011, in connection with our follow-on public offering, we completed an additional over-allotment offering of 350,000 ordinary shares. As of June 30, 2011, 36,854,250 ordinary shares, par value $0.0005 per share, were issued and outstanding.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐     No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐     No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☐     No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐     No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See the definitions of “large accelerated filer” and “accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☑
If “Other” has been checked in the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐     Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).
Yes ☐     No ☑
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court:
Yes ☐     No ☐

CONVENTIONS USED IN THIS ANNUAL REPORT
In this annual report, we refer to information regarding the travel service industry and our competitors from market research reports, analyst reports and other publicly available sources, including from PhoCusWright Inc., or PhoCusWright, an independent travel industry research company founded by Mr. Philip C. Wolf, one of our directors. See “Item 7. Major Shareholders and Related Party Transactions — Transactions with PhoCusWright” for details of our transactions with PhoCusWright. We also refer to data from The Economic Times, a daily business newspaper in India, and the United States Central Intelligence Agency “World Factbook,” or CIA World Factbook.
We conduct our business principally through our Indian subsidiary, MakeMyTrip (India) Private Limited, or MMT India. In this annual report, unless otherwise stated or unless the context otherwise requires, references to “we,” “us,” “our,” “our company” or “our group” are to MakeMyTrip Limited and its subsidiaries collectively, and references to “our holding company” are to MakeMyTrip Limited on a standalone basis.
In this annual report, references to “US,” the “United States” or “USA” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India, and references to “Mauritius” are to the Republic of Mauritius. References to “$,” “dollars” or “US dollars” are to the legal currency of the United States and references to “Rs.,” “Rupees” or “Indian Rupees” are to the legal currency of India.
Solely for the convenience of the reader, this annual report contains translations of certain Indian Rupee amounts into US dollars at specified rates. Except as otherwise stated in this annual report, all translations from Indian Rupees to US dollars are based on the noon buying rate of Rs. 46.04 per $1.00 in the City of New York for cable transfers of Indian Rupees, as certified for customs purposes by the Federal Reserve Bank of New York on August 25, 2011. No representation is made that the Indian Rupee amounts referred to in this annual report could have been or could be converted into US dollars at such rates or any other rates. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.
On July 22, 2010, we effected a 20-for-one share split with respect to all our ordinary and preferred shares, as well as a 20-for-one adjustment with respect to the number of ordinary shares underlying our share options and a corresponding adjustment to the exercise prices of such options. At the same time, the par value of our shares was changed from $0.01 per share to $0.0005 per share. Consequently, all share information and per share data included in this annual report has been presented on a post-share split basis, unless otherwise specifically stated or the context otherwise requires. In connection with our initial public offering in August 2010, all of our preferred shares were converted into ordinary shares upon the completion of our initial public offering.
Unless otherwise indicated, the consolidated financial statements and related notes as of and for the fiscal years ended March 31, 2009, 2010 and 2011 included elsewhere in this annual report have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. References to a particular “fiscal year” are to our fiscal year ended March 31 of that year. Our fiscal quarters end on June 30, September 30 and December 31. References to a year other than a “fiscal” year are to the calendar year ended December 31.
We also refer in various places within this annual report to “revenue less service cost,” which is a non-IFRS measure that is calculated as revenue less costs for the acquisition of relevant services and products for sale to customers and more fully explained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This annual report contains forward-looking statements that relate to our current expectations and views of future events. These forward-looking statements are contained principally in the sections entitled “Item 3. Key Information,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information — D. Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.
In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.
These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information — D. Risk Factors,” and the following:
•	our ability to maintain and expand our supplier relationships;
•	our reliance on technology;
•	our ability to expand our business, implement our strategy and effectively manage our growth;
•	political and economic stability in and around India;
•	our ability to successfully implement our growth strategy;
•	our ability to attract, train and retain executives and other qualified employees;
•	increasing competition in the Indian travel industry; and
•	risks associated with online commerce security.
The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Our actual results, performance, or achievement may differ from othose expressed in, or implied by, these forward-looking statements. Accordingly, we can give no assurances that any of the events anticipated by these forward-looking statements will transpire or occur or, if any of the foregoing fators or other risks and uncertainties described elsewhere in this annual report were to occur, what implact they would have on these forward-looking statements, including our results of operations aor financial condition. In view of these uncertainties, you are cautioned not to place undue reliance on these forward-looking statements.
Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable

ITEM 3.	KEY INFORMATION
A. Selected Consolidated Financial Data
The following selected consolidated statement of comprehensive income and loss data for fiscal years 2009, 2010 and 2011 and the selected consolidated statement of financial position data as of March 31, 2010 and 2011 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of comprehensive income and loss data for fiscal year 2008 and the selected consolidated statement of financial position as of March 31, 2008 and 2009 have been derived from our audited financial statements not included in this annual report. The financial data set forth below should be read in conjunction with, and are qualified by reference to, “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and notes thereto included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with IFRS as issued by the IASB. Our historical results do not necessarily indicate results expected for any future period.
Prior to initiation of our initial public offering that was completed in August 2010, we had not prepared consolidated financial statements. Our India-incorporated and Delaware-incorporated operating subsidiaries prepare financial statements in accordance with Indian Generally Accepted Accounting Principles, or Indian GAAP, and United States Generally Accepted Accounting Principles, or US GAAP, respectively. We have adopted IFRS as issued by the IASB with a transition date of April 1, 2007 and have prepared consolidated financial statements with effect from that date. We represent that selected financial data for fiscal year 2007 cannot be prepared and presented below in accordance with IFRS as issued by the IASB without incurring unreasonable effort or expense, as, among other things, our subsidiaries would have to convert their respective financial statements from Indian GAAP to IFRS and from US GAAP to IFRS, in order for the historical financial data to be extracted.
The following information should be read in conjunction with, and is qualified in its entirety by reference to, “Item 5. Operating and Financial Review and Prospects” and the audited consolidated financial statements and the notes thereto included elsewhere in this annual report.

	Fiscal Year Ended March 31
	2008	2009	2010	2011
	(in thousands, except per share data and number of shares)
Consolidated Statement of Comprehensive Income (Loss) Data:
Revenue:
Air ticketing	$14,091.4	$19,225.1	$32,119.5	$47,622.7
Hotels and packages	24,189.4	48,622.8	50,287.9	74,558.0
Other revenue	50.1	703.8	1,152.8	2,540.7

Total revenue	38,330.9	68,551.7	83,560.2	124,721.4

Service cost:
Procurement cost of hotels and packages services	(21,823.8)	(43,069.2)	(42,292.2)	(63,650.9)
Purchase of air ticket coupons	—	(491.8)	(985.5)	—
Personnel expenses	(8,459.2)	(9,679.8)	(16,562.0)	(14,399.0)
Other operating expenses	(23,229.0)	(24,369.9)	(28,160.5)	(40,698.9)
Depreciation and amortization	(1,107.5)	(1,558.7)	(1,569.7)	(1,910.6)

Results from operating activities	(16,288.7)	(10,617.6)	(6,009.8)	4,061.9
Net finance income (costs)	(2,611.2)	3,244.1	(188.8)	(1,923.9)

Profit (Loss) before tax	(18,899.8)	(7,373.5)	(6,198.6)	2,138.0

Income tax benefit (expense)	4.5	25.3	(8.4)	2,691.7

Profit (Loss) for the year	$(18,895.4)	$(7,348.2)	$(6,207.0)	$4,829.7

Profit (Loss) per ordinary share:
Basic	$(1.08)	$(0.42)	$(0.35)	$0.17
Diluted	$(1.08)	$(0.55)	$(0.35)	$0.15

	Fiscal Year Ended March 31
	2008	2009	2010	2011
	(in thousands, except per share data and number of shares)
Weighted average number of ordinary shares outstanding:
Basic	17,437,120	17,437,120	17,521,120	28,320,901
Diluted	17,437,120	20,403,420	17,521,120	34,950,246
Proforma earnings (loss) per ordinary Share (unaudited):
Basic(1)	$(0.59)	$(0.38)	$(0.18)	$0.16
Diluted(1)	$(0.59)	$(0.38)	$(0.18)	$0.15
Proforma weighted average number of ordinary shares outstanding (unaudited):
Basic(1)	26,980,680	29,761,580	29,845,580	32,993,361
Diluted(1)	26,980,680	29,761,580	29,845,580	34,929,282

Note:

(1)
In December 2006, August 2007 and May 2008, we issued Series A, Series B and Series C preferred shares, respectively, that were converted into ordinary shares effective upon the completion of our initial public offering on August 17, 2010. Our proforma earnings (loss) per ordinary share (basic and diluted) and proforma weighted average number of ordinary shares outstanding (basic and diluted) have been calculated assuming that the conversion of all our outstanding preferred shares occurred on a “hypothetical basis” on April 1, 2007 for our Series A and Series B preferred shares and April 1, 2008 for our Series C preferred shares.

The following table sets forth a summary of our consolidated statement of financial position as of March 31, 2008, 2009, 2010 and 2011:

	As of March 31
	2008	2009	2010	2011
	(in thousands)
Consolidated Statement of Financial Position Data:
Trade and other receivables	$9,852.8	$5,428.2	$12,449.5	$12,857.2
Term deposits	7,346.3	16,038.9	14,471.4	16,941.9
Cash and cash equivalents	3,775.5	5,471.6	9,341.5	51,730.3
Total assets	33,226.6	37,898.2	50,633.5	112,939.6
Total equity (deficit) attributable to equity holders of our company	(17,244.6)	(27,237.5)	(24,955.4)	76,275.9
Loans and borrowings(1)	24,198.1	39,712.5	40,966.9	209.6
Trade and other payables	12,321.1	13,440.1	26,467.0	29,694.7
Total liabilities	50,468.1	65,131.6	75,584.5	36,663.8
Total equity (deficit) and liabilities	$33,226.6	$37,898.2	$50,633.5	$112,939.6

Note:

(1)
The preferred shares issued by us were compound financial instruments with equity, liability and embedded derivative components. Accordingly, the liability portion of our preferred shares amounting to $24.1 million, $39.6 million, $40.8 million and $0 for fiscal years 2008, 2009, 2010 and 2011, respectively, had been included under our loans and borrowings. All our preferred shares were converted into ordinary shares effective upon the completion of our initial public offering on August 17, 2010.

Other Data:
The following table sets forth for the periods indicated, certain selected consolidated financial and other data:

	Fiscal Year Ended March 31
	2008	2009	2010	2011
	(in thousands, except percentages)
Number of transactions:
Air ticketing	1,029.1	1,250.8	1,766.9	2,824.6
Hotels and packages	36.9	81.4	109.7	175.9
Revenue less service cost(1):
Air ticketing	$14,091.4	$18,733.3	$31,134.0	$47,622.7
Hotels and packages	2,365.6	5,553.6	7,995.7	10,907.1
Other revenue	50.1	703.8	1,152.8	2,540.7

	$16,507.1	$24,990.7	$40,282.5	$61,070.5

Gross bookings(2):
Air ticketing	$198,799.6	$260,945.1	$408,603.1	$647,846.9
Hotels and packages	26,489.7	52,365.7	57,273.1	94,608.2
Net revenue margins(3):
Air ticketing	7.1%	7.2%	7.6%	7.4%
Hotels and packages	8.9%	10.6%	14.0%	11.5%

Notes:

(1)
As certain parts of our revenue are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on revenue less service cost, which is a non-IFRS measure, as we believe that revenue less service cost reflects more accurately the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our revenue less service cost may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation. The following table reconciles our revenue (an IFRS measure) to revenue less service cost (a non-IFRS measure):

	Air Ticketing				Hotels and Packages				Other Revenue				Total
	Fiscal Year Ended March 31				Fiscal Year Ended March 31				Fiscal Year Ended March 31				Fiscal Year Ended March 31
	2008	2009	2010	2011	2008	2009	2010	2011	2008	2009	2010	2011	2008	2009	2010	2011
	(In thousands)
Revenue	$14,091.4	$19,225.1	$32,119.5	$47,622.7	$24,189.4	$48,622.8	$50,287.9	$74,558.0	$50.1	$703.8	$1,152.8	$2,540.7	$38,330.9	$68,551.7	$83,560.2	$124,721.4
Less:
Service cost	—	491.8	985.5	—	21,823.8	43,069.2	42,292.2	63,650.9	—	—	—	—	21,823.8	43,561.0	43,277.7	63,650.9

Revenue less service cost	$14,091.4	$18,733.3	$31,134.0	$47,622.7	$2,365.6	$5,553.6	$7,995.7	$10,907.1	$50.1	$703.8	$1,152.8	$2,540.7	$16,507.1	$24,990.7	$40,282.5	$61,070.5

(2)
Gross bookings represent the total amount paid by our customers for the travel services and products booked through us, including taxes, fees and other charges, and are net of cancellations and refunds.

(3)	Net revenue margins is defined as revenue less service cost as a percentage of gross bookings.
B. Capitalization and Indebtedness
Not applicable
C. Reasons for the Offer and Use of Proceeds
Not applicable
D. Risk Factors
This annual report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those described in the following risk factors and elsewhere in this annual report. If any of the following risks actually occur, our business, financial condition and results of operations could suffer.
Risks Related to Us and Our Industry
If We Are Unable to Maintain Existing, and Establish New, Arrangements with Our Travel Suppliers, Our Business May Be Adversely Affected.
Our business is dependent on our ability to maintain our relationships and arrangements with existing suppliers, such as airlines which supply air tickets to us directly, Amadeus (our GDS service provider) and Indian Railways, as well as our ability to establish and maintain relationships with new travel suppliers, including hotels, bus operators and car hire companies. A substantial portion of our revenue less service cost is derived from fees and commissions negotiated with travel suppliers for bookings made through our websites or via our other distribution channels. Adverse changes in existing arrangements, including an inability by any travel supplier to fulfill their payment obligation to us in a timely manner, increasing industry consolidation or our inability to enter into new arrangements with these parties on favorable terms, if at all, could reduce the amount, quality, pricing and breadth of the travel services and products that we are able to offer, which could adversely affect our business and financial performance.
No assurance can be given that our agreements or arrangements with our travel suppliers or GDS service provider will continue or that our travel suppliers or GDS service provider will not reduce or eliminate fees or commissions or attempt to charge us for content, terminate our contracts and seek to recover signing bonuses or default on or dispute their payment obligations towards us, any of which could reduce our revenue and net revenue margins or may require us to initiate legal or arbitral proceedings to enforce their contractual payment obligations, which may adversely affect our business and financial performance.

We Do Not Have Formal Agreements with Many of Our Travel Suppliers.
We rely on various travel suppliers to facilitate the sale of our travel services. We do not have formal agreements with many of our travel suppliers, including low-cost airlines and many hotels whose booking systems or central reservations systems are relied upon by us for bookings and confirmation as well as certain payment gateway arrangements, and there can be no assurance that these third parties will not terminate these arrangements with us at short notice or without notice. Further, where we have entered into formal agreements, many of these agreements are short-term contracts, providing our counterparties with a right to terminate at short notice or without notice. Many of our airline suppliers with whom we have contracts are able to either terminate or alter the terms of their contracts with us at will or by providing a few days’ notice. For example, our agreement with Indian Railways Catering and Tourism Corporation Limited, or IRCTC, which allows us to transact with Indian Railways’ passenger reservation system through the Internet, can be terminated by IRCTC without prior notice and at its sole discretion. Termination of any of the abovementioned agreements and/or arrangements could have a material adverse effect on our business, financial condition and results of operations.
We Have Sustained Operating Losses in the Past and May Experience Operating Losses in the Future.
We sustained operating losses in our fiscal years through March 31, 2010. While we had operating profit in fiscal year 2011, we cannot assure you that we can avoid operating losses in the future. We expect that our operating expenses will increase and the degree of increase in these expenses will be largely based on anticipated organizational growth and revenue trends. As a result, any decrease or delay in generating additional sales volumes and revenue could result in substantial operating losses.
We Rely on Third-Party Systems and Service Providers, and Any Disruption or Adverse Change in Their Businesses Could Have a Material Adverse Effect on Our Business.
We currently rely on certain third-party computer systems, service providers and software companies, including the GDS used by full service airlines, and electronic central reservation systems used by low-cost airlines, certain hotels which are directly-connected to us, Indian Railways and bus operators. In particular, we rely on third parties to:
•	assist in conducting searches for airfares and process air ticket bookings;
•	process hotel reservations;
•	process credit card payments;
•	provide computer infrastructure critical to our business; and

•	provide customer relationship management, or CRM, software services.
Any interruption or deterioration in performance of these third-party systems and services could have a material adverse effect on our business. Further, the information provided to us by certain of these third-party systems, such as the central reservations systems of certain of our hotel suppliers, may not always be accurate due to either technical glitches or human error, and we may incur monetary and/or reputational loss as a result.
Our success is also dependent on our ability to maintain our relationships with these third-party systems and service providers, including our technology partners. In the event our arrangements with any of these third parties are impaired or terminated, we may not be able to find an alternative source of systems support on a timely basis or on commercially reasonable terms, which could result in significant additional costs or disruptions to our business.

We Outsource a Significant Portion of Our Call Center Services and If Our Outsourcing Service Providers Fail to Meet Our Requirements or Face Operational or System Disruptions, Our Business May Be Adversely Affected.
We outsource our call center service for sales for all international flights and most of our domestic Indian hotel reservations and packages. We also outsource our call center service for post-sales customer service support for all flights (domestic and international), domestic Indian hotel reservations and packages, and rail and bus ticketing, as well as back office fulfillment and ticketing services, to various third parties in India. If our outsourcing service providers experience difficulty meeting our requirements for quality and customer service standards, our reputation could suffer and our business and prospects could be adversely affected. Our operations and business could also be materially and adversely affected if our outsourcing service providers face any operational or system interruptions.
Further, many of our contracts with outsourcing service providers are short-term or have short notice periods. For example, our agreement with Intelenet Global Services Private Limited, or Intelenet Global Services, which provides call center services for our Indian domestic air ticketing and international air ticketing business, as well as post-sales customer service support for air tickets, is for a renewable term of three years but may be terminated by either party on two months’ notice. The agreements with iEnergizer IT Services Private Limited, or iEnergizer IT Services, and Motif India Infotech Private Limited, or Motif India Infotech, may be terminated by either party on 90 days’ notice after the first year in the term of such agreements. In the event one or more of our contracts with our outsourcing service providers is terminated on short notice, we may be unable to find alternative outsourcing service providers on commercially reasonable terms, or at all. Further, the quality of the service provided by a new or replacement outsourcing service providers may not meet our requirements, including during the transition and training phase. Hence, termination of any of our contracts with our outsourcing service providers could cause a decline in the quality of our services and disrupt and adversely affect our business, results of operations and financial condition.
We Rely on Information Technology to Operate Our Business and Maintain Our Competitiveness, and Any Failure to Adapt to Technological Developments or Industry Trends Could Harm Our Business.
We depend on the use of sophisticated information technology and systems, which we have customized in-house, for search and reservation for flights and hotels, as well as payments, refunds, customer relationship management, communications and administration. As our operations grow in both size and scope, we must continuously improve and upgrade our systems and infrastructure to offer our customers enhanced services, features and functionality, while maintaining the reliability and integrity of our systems and infrastructure in a cost-effective manner. Our future success also depends on our ability to upgrade our services and infrastructure ahead of rapidly evolving consumer demands while continuing to improve the performance, features and reliability of our service in response to competitive offerings.
We may not be able to maintain or replace our existing systems or introduce new technologies and systems as quickly as our competitors, in a cost-effective manner or at all. We may also be unable to devote adequate financial resources to develop or acquire new technologies and systems in the future.
We may not be able to use new technologies effectively, or we may fail to adapt our websites, transaction processing systems and network infrastructure to consumer requirements or emerging industry standards. If we face material delays in introducing new or enhanced solutions, our customers may forego the use of our services in favor of those of our competitors. Any of these events could have a material adverse effect on our operations.
We currently license from third-parties some of the technologies incorporated into our websites. As we continue to introduce new services that incorporate new technologies, we may be required to license additional technology. We cannot be sure that such technology licenses will be available on commercially reasonable terms, if at all.

The Travel Industry for India and India-Related Travel Is Intensely Competitive, and We May Not Be Able to Effectively Compete in the Future.
The Indian travel market is intensely competitive. Factors affecting our competitive success include, among other things, price, availability and breadth of choice of travel services and products, brand recognition, customer service, fees charged to travelers, ease of use, accessibility and reliability. We currently compete with both established and emerging providers of travel services and products, including other online travel agencies, such as cleartrip.com, expedia.co.in, travelocity.co.in and yatra.com, as well as traditional travel agencies, tour operators, travel suppliers and operators of travel industry reservation databases. Certain of our competitors have also launched websites in other countries to better cater to Indian and other customers located in those areas. For example, cleartrip.com recently launched website operations in the United Arab Emirates. Large, established Internet search engines have also recently launched applications offering travel itineraries in destinations around the world, and meta-search companies who can aggregate travel search results also compete against us for customers. Some of our competitors have significantly greater financial, marketing, personnel and other resources than us and certain of our competitors have a longer history of established businesses and reputations in the Indian travel market (particularly in the hotels and packages business) as compared with us. From time to time we may be required to reduce service fees and net revenue margins in order to compete effectively and maintain or gain market share.
Further, we may also face increased competition from new entrants in our industry. We cannot assure you that we will be able to successfully compete against existing or new competitors in our existing lines of business as well as new lines of business into which we may venture. If we are not able to compete effectively, our business and results of operations may be adversely affected.
Some travel suppliers are seeking to decrease their reliance on distribution intermediaries such as us by promoting direct distribution channels. Many airlines, hotels, car rental companies and tour operators have call centers and have established their own travel distribution websites. From time to time, travel suppliers offer advantages, such as bonus loyalty awards and lower transaction fees or discounted prices, when their services and products are purchased from supplier-related channels. We also compete with competitors who may offer less content, functionality and marketing reach but at a relatively lower cost to suppliers. If our access to supplier-provided content or features were to be diminished either relative to our competitors or in absolute terms or if we are unable to compete effectively with travel supplier-related channels, our business could be materially and adversely affected.
Some of Our Airline Suppliers (Including Our GDS Service Provider) May Reduce or Eliminate the Commission and Other Fees They Pay to Us for the Sale of Air Tickets, and This Could Adversely Affect Our Business and Results of Operations.
In our air ticketing business, we generate revenue through commissions and incentive payments from airline suppliers, service fees charged to our customers and fees from our GDS service provider. Our airline suppliers may reduce or eliminate the commissions and incentive payments they pay to us. To the extent any of our airline suppliers reduce or eliminate the commissions or incentive payments they pay to us, our revenue may be reduced unless we are able to adequately mitigate such reduction by increasing the service fee we charge to our customers in a sustainable manner. However, any increase in service fees may also result in a loss of potential customers. Further, our arrangement with the airlines that supply air tickets to us may limit the amount of service fee that we are able to charge our customers. Our business would also be negatively impacted if competition or regulation in the Indian travel industry causes us to have to reduce or eliminate our service fees.
We Rely on the Value of Our Brand, and Any Failure to Maintain or Enhance Consumer Awareness of Our Brand Could Have a Material Adverse Effect on Our Business, Financial Condition and Results of Operations.
We believe continued investment in our brand, “MakeMyTrip,” is critical to retain and expand our business. We believe that our brand is well respected and recognized in the Indian travel market, particularly in the air ticketing segment. However, we are relatively new in the hotels and packages segment, and may not enjoy the same brand recognition in this business. We have invested in developing and promoting our brand since our inception and expect to continue to spend on maintaining our brand’s value to enable us to compete against increased spending by our competitors, as well as against emerging competitors, including search engines and meta-search engines, and to allow us to expand into new geographies and products where our brand is not well known. Our marketing costs may also increase as a result of inflation in media pricing (including search engine keywords). There is no assurance that we will be able to successfully maintain or enhance consumer awareness of our brand. Even if we are successful in our branding efforts, such efforts may not be cost-effective. If we are unable to maintain or enhance consumer awareness of our brand and generate demand in a cost-effective manner, it would negatively impact our ability to compete in the travel industry and would have a material adverse effect on our business. See also “— We Cannot Be Sure That Our Intellectual Property Is Protected from Copying or Use by Others, Including Current or Potential Competitors.”

We May Not Be Successful in Implementing Our Growth Strategies.
Our growth strategy involves expanding our hotels and packages business, travel agents’ network and our service offerings. Further, one of our strategies is to enhance our service platforms by investing in technology, and expanding into new geographic markets. Our success in implementing our growth strategies are affected by:
•	our ability to increase the number of suppliers, especially our hotel suppliers, that are directly-connected to us, which is dependent on the willingness of such suppliers to invest in new technology;
•	our ability to continue to expand our distribution channels, and market and cross-sell our travel services and products to facilitate the expansion of our business;
•	our ability to build or acquire the required technology;
•	the general condition of the global economy (particularly in India and markets with close proximity to India) and continued growth in demand for travel services, particularly online;
•	our ability to compete effectively with existing and new entrants to the Indian travel industry, including both online travel companies as well as traditional travel agents and tour providers;

•	the growth of the Internet as a medium for commerce in India; and
•	changes in our regulatory environment.
Many of these factors are beyond our control and there can be no assurance that we will succeed in implementing our strategy. Separately, our growth strategy also involves expanding into new geographic markets which will involve additional risks. See “— Our International Operations, Some of Which Are New to Us, Involve Additional Risks.”
We May Not Be Successful in Pursuing Strategic Partnerships and Acquisitions, and Future Partnerships and Acquisitions May Not Bring Us Anticipated Benefits.
Part of our growth strategy is the pursuit of strategic partnerships and acquisitions. There can be no assurance that we will succeed in implementing this strategy as it is subject to many factors which are beyond our control, including our ability to identify, attract and successfully execute suitable acquisition opportunities and partnerships. This strategy may also subject us to uncertainties and risks, including acquisition and financing costs, potential ongoing and unforeseen or hidden liabilities, diversion of management resources and cost of integrating acquired businesses. We could face difficulties integrating the technology of acquired businesses with our existing technology, and employees of the acquired business into various departments and ranks in our company, and it could take substantial time and effort to integrate the business processes being used in the acquired businesses with our existing business processes. Moreover, there is no assurance that such partnerships or acquisitions will achieve our intended objectives or enhance our revenue.
In March 2010, we acquired certain assets of Travis Internet Private Limited, an online bus ticketing company, including the website www.ticketvala.com, which gives us the ability to provide our bus suppliers with access to a real time bus reservations technology platform. We intend to leverage this platform to enable more bus operators to be directly-connected to our booking system with such technology, but there is no assurance that we will be able to successfully leverage this new platform to further expand our bus offering.

On May 9, 2011, we acquired approximately 79% of Luxury Tours & Travel Pte Ltd, a Singapore-based travel agency, engaged in the business of providing hotel reservations, excursion tours and other related services to inbound and outbound travelers in Singapore and the rest of Southeast Asia. We have agreed to acquire the remaining shares in Luxury Tours & Travel Pte Ltd in three tranches over a three-year earn-out period. We intend to leverage this acquisition to build a position of strength in Southeast Asia through relationships with local hotels and vendors, but there is no assurance that we will be able to successfully leverage this acquisition to further grow our business in the region.
In August 2011, we acquired 19.9% of Le Travenues Technology Private Limited, which owns and operates www.ixigo.com, an online travel meta search engine. We believe this investment has synergies with and benefits our online travel business, but there is no assurance this investment will be successful or bring about desired results.
Our Arrangements with Some of Our Suppliers May Subject Us to Additional Monetary Risks.
We generally do not assume inventory risk in our air ticketing business as we typically act as an agent. However, on a few occasions, we pre-purchase air ticket inventory in order to enjoy special negotiated rates and we assume inventory risk on such tickets. If we are unable to sell these tickets as anticipated either at all, or at expected rates, our revenue and business may be adversely affected. We also generally do not guarantee a minimum number of room reservations to our hotel suppliers. However, in a few instances, particularly when we anticipate high volumes of room reservations, we may enter into arrangements with one or more of our hotel suppliers where we guarantee a minimum number of room reservations through us at an agreed rate, in order to obtain favorable terms or discounts. We may use this “guaranteed” model increasingly for future transactions with hotels as our business expands. Although we have generally been able to obtain extensions from our hotel suppliers where we have been unable to sell our minimum guaranteed number of rooms, there can be no assurance that we will be able to obtain similar extensions in the future. Such guarantees may result in losses to us if we are unable to fulfill our commitment to the hotels or if we are unable to obtain similar extensions.
Certain of Our Businesses or Services Have Only Recently Been Introduced and, As a Result, It May Be Difficult to Evaluate Their Performance and Prospects.
Some of the services and products offered by us were introduced recently. For example, we started our bus ticketing business in May 2008 and our rail ticketing business in June 2009. As a result, these businesses have a limited operating history and it may be difficult to evaluate their performance and prospects.
Our International Operations, Some of Which Are New to Us, Involve Additional Risks.
We have been operating in the United States since 2000, servicing mainly the air ticketing needs of non-resident Indians in the United States traveling inbound to India. We also launched our website in the United Arab Emirates in December 2009 and launched our website in Canada in July 2010, following, among other things, the registration of our websites’ domain names (www.makemytrip.ae and www.makemytrip.ca) with the relevant registry as well as the procurement of additional servers to handle the increased traffic from these international websites. Our website in Canada is currently owned by a company which we have registered in Canada. We are evaluating the transfer of legal ownership of this company to us by September 2011. We need to continue to tailor our services and business model to the unique circumstances of such markets to succeed, including building new supplier relationships and customer preferences. We also intend to expand our business in other markets, particularly those with a significant non-resident Indian population as well as those with proximity to India or favored by Indian travelers. For example, on May 9, 2011, we acquired approximately 79% of Luxury Tours & Travel Pte Ltd, a Singapore-based travel agency. Adapting our practices and models effectively to the supplier and customer preferences of new markets could be difficult and costly and could divert management and personnel resources. We could also face additional regulatory requirements in our new markets which could be onerous. We cannot assure you that we will be able to efficiently or effectively manage the growth of our operations in these new markets.
In addition, we are subject to additional risks in our new international operations that may not exist in our Indian operations, including:
•	differences and unexpected changes in regulatory requirements and exposure to local economic conditions;

•	differences in consumer preferences in such markets;
•	increased risk to and limits on our ability to enforce our intellectual property rights;
•	competition from providers of travel services in such foreign countries;
•	restrictions on the repatriation of earnings from such foreign countries, including withholding taxes imposed by certain foreign jurisdictions; and
•	currency exchange rate fluctuations.
If we are not able to effectively mitigate or eliminate these risks, our results of operations could be adversely affected.
Our Business Could Be Negatively Affected by Changes in Search Engine Logic.
We utilize Internet search engines such as Googletm and Yahoo!tm India, including through the purchase of travel-related keywords, to drive traffic to our websites. These search engines frequently update and change the logic that determines the placement and display of results of a user’s search, such that the purchased or optimal placement of links to our websites may be negatively affected. In addition, a significant amount of our business is directed to our websites through pay-per-click and display advertising campaigns on the Internet and search engines whose pricing and operating dynamics can rapidly change, both technically and competitively. If major search engines such as Googletm or Yahoo!tm India, which we utilize for a significant amount of our search engine traffic, change the logic used on their websites for search results in a manner that negatively affects the search engine ranking, paid or unpaid, of our websites or those of our third-party distribution partners, we may experience a decline in traffic on our websites and our business may be adversely affected.
System Interruption in Our Information Systems and Infrastructure May Harm Our Business.
We rely significantly on computer systems to facilitate and process transactions. We may in the future experience system interruptions that make some or all of these systems unavailable or prevent us from efficiently fulfilling bookings or providing services to our customers. Any interruptions, outages or delays in our systems, or deterioration in their performance, could impair our ability to process transactions and decrease the quality of our service to our customers. If we were to experience frequent or persistent system failures, our reputation and brand could be harmed.
While we have backup systems and contingency plans for critical aspects of our operations or business processes, certain other non-critical systems are not fully redundant and our disaster recovery or business continuity planning may not be sufficient. Fires, floods, power outages, telecommunications failures, earthquakes, acts of war or terrorism, acts of God, computer viruses, sabotage, break-ins and electronic intrusion attempts from both external and internal sources and similar events or disruptions may damage, impact or interrupt our computer or communications systems, business processes or infrastructure at any time. Although we have put measures in place to protect certain portions of our facilities and assets, any of these events could cause system interruptions, delays and loss of critical data, and could prevent us from providing services to our customers and/or suppliers for a significant period of time. We do not carry business interruption insurance for such eventualities. Remediation may be costly and we may not have adequate insurance to cover such costs. Moreover, the costs of enhancing infrastructure to attain improved stability and redundancy may be time consuming and expensive and may require resources and expertise that are difficult to obtain.

We Are Exposed to Risks Associated with Online Security and Credit Card Fraud.
The secure transmission of confidential information over the Internet is essential in maintaining customer and supplier confidence in us. Security breaches, whether instigated internally or externally on our system or other Internet-based systems, could significantly harm our business. We currently require customers to guarantee their transactions with their credit cards online. We rely on licensed encryption and authentication technology to effect secure transmission of confidential customer information, including credit card numbers, over the Internet. However, advances in technology or other developments could result in a compromise or breach of the technology that we use to protect customer and transaction data. We incur substantial expense to protect against and remedy security breaches and their consequences. However, our security measures may not prevent security breaches and we may be unsuccessful in or incur additional costs by implementing our remediation plan to address these potential exposures.
We also have agreements with banks and certain companies that process customer credit card transactions for the facilitation of customer bookings of travel services from our travel suppliers. The online payment gateway for certain of our sales made through our mobile platform or through international credit cards is not secured by “Verified by VISA” or “MasterSecure,” and we may be liable for accepting fraudulent credit cards on our websites. We may also be subject to other payment disputes with our customers for such sales. If we are unable to combat the use of fraudulent credit cards, our revenue from such sales would be susceptible to demands from the relevant banks and credit card processing companies, and our results of operations and financial condition could be adversely affected.
Declines or Disruptions in the Travel Industry Could Adversely Affect Our Business and Financial Performance.
Our business and financial performance are affected by the health of the Indian as well as worldwide travel industry, including changes in supply and pricing. Events specific to the travel industry that could negatively affect our business include continued fare increases, travel-related strikes or labor unrest, such as the recent strikes and other similar actions at Air India, fuel price volatility and bankruptcies or liquidations of our suppliers. For example, recent events in the Middle East have resulted in an adverse impact on travel to that region. Such events have also contributed to an increase in crude oil prices which may have an adverse impact on the travel industry globally, including our business.
Additionally, our business is sensitive to safety concerns, and thus our business has in the past declined and may in the future decline after incidents of actual or threatened terrorism, during periods of political instability or conflict or during other periods in which travelers become concerned about safety issues, including as a result of natural disasters such as tsunamis or earthquakes or when travel might involve health-related risks, such as the Influenza, H1N1 virus, avian flu and Severe Acute Respiratory Syndrome, or other epidemics or pandemics. For example, a recent earthquake and tsunami in Japan may adversely impact the travel industry in Asia. Such concerns are outside our control and could result in a significant decrease in demand for our travel services. Any such decrease in demand, depending on its scope and duration, together with any other issues affecting travel safety, could significantly and adversely affect our business and financial performance over the short and long term. The occurrence of such events could result in disruptions to our customers’ travel plans and we may incur additional costs and constrained liquidity if we provide relief to affected customers by not charging cancellation fees or by refunding the cost of airline tickets, hotel reservations and other travel services and products. If there is a prolonged substantial decrease in travel volumes, particularly air travel and hotel stays, for these or any other reasons, our business, financial condition and results of operations would be adversely affected.
Our Business and Results of Operations Could Be Adversely Affected by Global Economic Conditions.
Consumer purchases of discretionary items generally decline during recessionary periods and other periods in which disposable income is adversely affected. As a substantial portion of travel expenditure, for both business and leisure, is discretionary, the travel industry tends to experience weak or reduced demand during economic downturns.
Unfavorable changes in the above factors or in other business and economic conditions affecting our customers could result in fewer reservations made through our websites and/or lower our net revenue margins, and have a material adverse effect on our financial condition and results of operations.
In the second half of calendar year 2008 and the first half of calendar year 2009, there was a rapid deterioration of global economic conditions, including economic conditions in India, which impacted our business. The current economic environment continues to be uncertain. The weakness and uncertainty in the economy has negatively impacted both corporate and consumer spending patterns and demand for travel services in general.

As an intermediary in the travel industry, a significant portion of our revenue is affected by fares and tariffs charged by our suppliers as well as volumes of sales made by us. During periods of poor economic conditions, airlines and hotels tend to reduce rates or offer discounted sales to stimulate demand, thereby reducing our commission-based income. A slowdown in economic conditions may also result in a decrease in transaction volumes and adversely affect our revenue. It is difficult to predict the effects of the uncertainty in global economic conditions. If economic conditions worsen globally or in India, our growth plans, business, financial condition and results of operations could be adversely impacted.
Our Processing, Storage, Use and Disclosure of Customer Data of Our Customers or Visitors to Our Website Could Give Rise to Liabilities As a Result of Governmental Regulation, Conflicting Legal Requirements, Differing Views of Personal Privacy Rights or Data Security Breaches.
In the processing of our customer transactions, we receive and store a large volume of customer information. Such information is increasingly subject to legislation and regulations in various jurisdictions and governments are increasingly acting to protect the privacy and security of personal information that is collected, processed and transmitted in or from the governing jurisdiction. We could be adversely affected if legislation or regulations are expanded or amended to require changes in our business practices or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our business, financial condition and results of operations. As privacy and data protection become more sensitive issues in India, we may also become exposed to potential liabilities. For example, under the Information Technology Act, 2000, as amended, we are subject to civil liability for wrongful loss or gain arising from any negligence by us in implementing and maintaining reasonable security practices and procedures with respect to sensitive personal data or information on our computer systems, networks, databases and software.
We cannot guarantee that our security measures will prevent data breaches. Companies that handle such information have also been subject to investigations, lawsuits and adverse publicity due to allegedly improper disclosure of personally identifiable information. Security breaches could damage our reputation, cause interruptions in our operations, expose us to a risk of loss or litigation and possible liability, and could also cause customers and potential customers to lose confidence in the security of our transactions, which would have a negative effect on the demand for our services and products. Moreover, public perception concerning security and privacy on the Internet could adversely affect customers’ willingness to use our websites. A publicized breach of security in India or in other countries in which we have operations, even if it only affects other companies conducting business over the Internet, could inhibit the growth of the Internet as a means of conducting commercial transactions, and, therefore, the prospects of our business.
These and other privacy and security developments that are difficult to anticipate could adversely affect our business, financial condition and results of operations.
We Cannot Be Sure That Our Intellectual Property Is Protected from Copying or Use by Others, Including Current or Potential Competitors.
Our websites rely on content and in-house customizations and enhancements of third-party technology, much of which is not subject to intellectual property protection. We protect our logo, brand name, websites’ domain names and, to a more limited extent, our content by relying on trademarks, trade secret laws and confidentiality agreements. Even with all of these precautions, it is possible for someone else to copy or otherwise obtain and use our content, techniques and technology without our authorization or to develop similar technology. Effective trademark, copyright and trade secret protection may not be available in every country in which we operate, offline or through the Internet, and policing unauthorized use of our content and technological customizations is difficult and expensive. Our logo and brand name, “MakeMyTrip,” are only registered as trademarks in India and the United States and are not protected in other countries where we operate or otherwise, and we are in the process of applying to obtain copyright protection for our logo and brand name in India. We cannot be sure that our trademarks or domain names will be protected to the same extent in India or elsewhere as in the United States or that the steps we have taken will prevent misappropriation or infringement of what we consider our proprietary information. Such misappropriation or infringement could have a material adverse effect on our business. In the future, we may need to engage in litigation to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation might result in substantial costs and diversion of resources and management attention.

Our Business Experiences Seasonal Fluctuations and Quarter-to-Quarter Comparisons of Our Results May Not Be Meaningful.
Our business experiences seasonal fluctuations. We tend to experience higher revenue from our hotels and packages business in the second and fourth calendar quarters of each year, which coincide with the summer holiday travel season and the year-end holiday travel season in India. In our air ticketing business, we tend to experience higher revenues in the third and fourth calendar quarters of each year and lower revenue in the first calendar quarter, mainly as a result of changes in demand for business travel. As a result, quarter-to-quarter comparisons of our results may not be meaningful.
Changing Laws, Rules and Regulations and Legal Uncertainties, Including Adverse Application of Tax Laws and Regulations, May Adversely Affect Our Business and Financial Performance.
Our business and financial performance could be adversely affected by unfavorable changes in or interpretations of existing, or the promulgation of new, laws, rules and regulations applicable to us and our business, including those relating to the Internet and e-commerce, consumer protection and privacy. Such unfavorable changes could decrease demand for our services and products, increase costs and/or subject us to additional liabilities. For example, there may continue to be an increasing number of laws and regulations pertaining to the Internet and e-commerce, which may relate to liability for information retrieved from or transmitted over the Internet or mobile networks, user privacy, content restrictions, taxation and the quality of services and products sold or provided through the Internet. Furthermore, the growth and development of e-commerce may result in more stringent consumer protection laws that may impose additional burdens on online businesses generally.
The application of various Indian and international sales, use, occupancy, value-added and other tax laws, rules and regulations to our services and products is subject to interpretation by the applicable taxing authorities. Many of the statutes and regulations that impose these taxes were established before the growth of the Internet, mobile networks and e-commerce. If such tax laws, rules and regulations are amended, new adverse laws, rules or regulations are adopted or current laws are interpreted adversely to our interests, particularly with respect to occupancy or value-added or other taxes, the results could increase our tax payments (prospectively or retrospectively) and/or subject us to penalties and, if we pass on such costs to our customers, decrease the demand for our services and products. As a result, any such changes or interpretations could have an adverse affect on our business and financial performance. We received a notice in October 2010 from the Indian tax regulatory authority for a demand of service tax on certain matters, some of which relate to the travel industry in India and involve complex interpretation of law. We have also received a notice and a few assessment orders from the Indian income tax authorities. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings.”
Infrastructure in India May Not Be Upgraded in Order to Support Higher Internet Penetration, Which May Result in Additional Investments and Expenses for Us.
The majority of our bookings are made through our Indian website. However, Internet penetration in India was only 8.5% in 2010, according to Internet World Stats. There can be no assurance that Internet penetration in India will increase in the future as slowdowns or disruptions in upgrading efforts for infrastructure in India could reduce the rate of increase in the use of the Internet. As such we may need to make additional investments in alternative distribution channels. Further, any slowdown or negative deviation in the anticipated increase in Internet penetration in India may adversely affect our business and prospects.

Our Significant Shareholders Are Able to Exercise Significant Influence over Our Company and May Have Interests That Are Different from Those of Our Other Shareholders.
As of June 30, 2011, SB Asia Investment Fund II L.P., or SAIF, owned 32.12% of the issued and outstanding shares of our company and each of Mr. Deep Kalra, Tiger Global and Helion Venture Partners, or Helion Venture, owned 9.52%, 16.77% and 7.49%, respectively, of the issued and outstanding shares of our company. By virtue of such significant shareholdings, these shareholders have the ability to exercise significant influence over our company and our affairs and business, including the election of directors, the timing and payment of dividends, the adoption and amendments to our Constitution, the approval of a merger or sale of substantially all our assets and the approval of most other actions requiring the approval of our shareholders. The interests of these shareholders may be different from or conflict with the interests of our other shareholders and their influence may result in the delay or prevention of a change of management or control of our company, even if such a transaction may be beneficial to our other shareholders.
Our Results of Operations Are Subject to Fluctuations in Currency Exchange Rates.
As the functional currency of MMT India, our key operating subsidiary, is the Indian Rupee, our exposure to foreign currency risk primarily arises in respect of our non-Indian Rupee-denominated trade and other receivables, trade and other payables, and cash and cash equivalents. Based on our operations in fiscal year 2011, a 10.0% appreciation of the US dollar against the Indian Rupee as of March 31, 2011, assuming all other variables remained constant, would have decreased our profit for fiscal year 2011 by $0.6 million. Similarly, a 10.0% depreciation of the US dollar against the Indian Rupee as of March 31, 2011, assuming all other variables remained constant, would have increased our profit for fiscal year 2011 by $0.6 million. Based on our operations in fiscal year 2010, a 10.0% appreciation of the US dollar against the Indian Rupee as of March 31, 2010, assuming all other variables remained constant, would have decreased our loss for the year by $0.2 million. Similarly, a 10.0% depreciation of the US dollar against the Indian Rupee as of March 31, 2010, assuming all other variables remained constant, would have increased our loss for the year by $0.2 million.
We are also exposed to movements between the US dollar and the Indian Rupee in our operations, as approximately 9.1% and 7.2% of our revenue for fiscal year 2010 and fiscal year 2011, respectively, was generated by MMT India from its air ticketing business and received in US dollars although our expenses are generally incurred in Indian Rupees. Additionally, we receive revenue from our hotels and packages segment in Indian Rupees, but a portion of our expenses in this segment (those relating to outbound packages from India in particular) could be incurred in a non-Indian currency. We currently do not have any hedging agreements or similar arrangements with any counter-party to cover our exposure to any fluctuations in foreign exchange rates. While, we do incorporate margins in our pricing to cover any adverse fluctuations in foreign exchange rates, there can be no assurance that such margins will adequately protect us from adverse fluctuations in foreign exchange rates and hence our earnings remain susceptible to foreign exchange rate fluctuations.
Our Ability to Attract, Train and Retain Executives and Other Qualified Employees Is Critical to Our Business, Results of Operations and Future Growth.
Our business and future success is substantially dependent on the continued services and performance of our key executives, senior management and skilled personnel, particularly personnel with experience in our industry and our information technology and systems. Any of these individuals may choose to terminate their employment with us at any time and we cannot assure you that we will be able to retain these employees or find adequate replacements, if at all. The specialized skills we require can be difficult, time-consuming and expensive to acquire and/or develop and, as a result, these skills are often in short supply. A lengthy period of time may be required to hire and train replacement personnel when skilled personnel depart our company. Our ability to compete effectively depends on our ability to attract new employees and to retain and motivate our existing employees. We may be required to increase our levels of employee compensation more rapidly than in the past to remain competitive in attracting the quality of employees that our business requires. If we do not succeed in attracting well-qualified employees or retaining or motivating existing employees, our business and prospects for growth could be adversely affected.

Risks Related to Operations in India
A Substantial Portion of Our Business and Operations Are Located in India and We Are Subject to Regulatory, Economic, Social and Political Uncertainties in India.
A substantial portion of our business and employees are located in India, and we intend to continue to develop and expand our business in India. Consequently, our financial performance and the market price of our ordinary shares will be affected by changes in exchange rates and controls, interest rates, changes in government policies, including taxation policies, social and civil unrest and other political, social and economic developments in or affecting India.
The Government of India has exercised and continues to exercise significant influence over many aspects of the Indian economy. Since 1991, successive Indian governments have generally pursued policies of economic liberalization and financial sector reforms, including by significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant and we cannot assure you that such liberalization policies will continue. The present government, formed in May 2009, has announced policies and taken initiatives that support the continued economic liberalization policies that have been pursued by previous governments. However, the present government is a multiparty coalition and therefore there is no assurance that it will be able to generate sufficient cross-party support to implement such policies or initiatives. The rate of economic liberalization could change, and specific laws and policies affecting travel service companies, foreign investments, currency exchange rates and other matters affecting investments in India could change as well. A significant change in India’s policy of economic liberalization and deregulation or any social or political uncertainties could adversely affect business and economic conditions in India generally and our business and prospects.
As the Domestic Indian Market Constitutes a Significant Source of Our Revenue, a Slowdown in Economic Growth in India Could Cause Our Business to Suffer.
In fiscal years 2010 and 2011, 94.7% and 92.8%, respectively, of our revenue was derived directly from sales by our subsidiary in India. The performance and growth of our business are necessarily dependent on economic conditions prevalent in India, which may be materially and adversely affected by political instability or regional conflicts, a general rise in interest rates, inflation, economic slowdown elsewhere in the world or otherwise. The CIA World Factbook estimates that consumer inflation in India was 8.3% in 2008, 10.9% in 2009 and 11.7% in 2010. The Indian economy also remains largely driven by the performance of the agriculture sector which depends on the quality of the monsoon which is difficult to predict. The Indian economy has grown significantly over the past few years. In the past, economic slowdowns in the Indian economy have harmed the travel industry as customers have less disposable income for their travels, especially holiday travel. Any future slowdown in the Indian economy or a further increase in inflation could have a material adverse effect on the demand for the travel products we sell and, as a result, on our financial condition and results of operations.
Trade deficits could also adversely affect our business and the price of our ordinary shares. India’s trade relationships with other countries and its trade deficit, driven to a major extent by global crude oil prices, may adversely affect Indian economic conditions. If trade deficits increase or are no longer manageable because of the rise in global crude oil prices or otherwise, the Indian economy, and therefore our business, our financial performance and the price of our ordinary shares could be adversely affected.
India also faces major challenges in sustaining its growth, which include the need for substantial infrastructure development and improving access to healthcare and education. If India’s economic growth cannot be sustained or otherwise slows down significantly our business and prospects could be adversely affected.
The Travel Industry in India is Susceptible to Extraneous Events Such As Terrorist Attacks and Other Acts of Violence, Which May Result in a Reduction in Travel Volumes to Affected Areas.
Terrorist attacks and other acts of violence or war involving India or other neighboring countries may adversely affect the Indian markets and the worldwide financial markets. As many terrorist attacks tend to be focused on tourists or tourist destinations, such acts may also result in a reduction in confidence in the Indian travel industry and could adversely impact our business and prospects. In addition, any deterioration in international relations between India and other countries may result in concerns regarding regional stability which could adversely affect the price of our ordinary shares. The occurrence of any of these events may result in a loss of business confidence and have an adverse effect on our business and financial performance.

South Asia has also experienced instances of civil unrest and hostilities among neighboring countries from time to time, including between India and Pakistan. Military confrontations between India and Pakistan have occurred along the India/Pakistan border. There have also been incidents in and near India such as terrorist attacks and troop mobilizations along the border. Such military activity, terrorist attacks or other adverse social, economic and political events in India in the future could adversely affect the Indian economy by disrupting communications and making travel more difficult. Resulting political tensions could create a greater perception that investments in Indian companies involve a high degree of risk and could have an adverse impact on our business and the price of our ordinary shares. Furthermore, if India were to become engaged in armed hostilities, we might not be able to continue our operations. While we maintain insurance for losses arising from terrorist activities, our insurance policies do not cover business interruptions from terrorist attacks or for other reasons.
Natural Calamities Could Have a Negative Impact on the Indian Economy and Cause Our Business to Suffer.
India has experienced natural calamities such as earthquakes, tsunamis, floods and drought in the past few years. In December 2004, Southeast Asia, including both the eastern and western coasts of India, experienced a massive tsunami, and in October 2005, the State of Jammu and Kashmir experienced an earthquake, both of which events caused significant loss of life and property damage. The extent and severity of these natural disasters determines their impact on the Indian economy. Substantially all of our operations and employees are located in India and there can be no assurance that we will not be affected by natural disasters in the future. Furthermore, if any of these natural disasters occur in tourist destinations such as the tsunami in 2004 which affected the state of Kerala, a popular vacation destination in India, travel to and within India could be adversely affected, which could have an adverse impact on our business and financial performance.
Restrictions on Foreign Investment in India May Prevent Us from Making Future Acquisitions or Investments in India, Which May Adversely Affect Our Results of Operations, Financial Condition and Financial Performance.
India regulates ownership of Indian companies by foreigners, although some restrictions on foreign investment have been relaxed in recent years. These regulations and restrictions may apply to acquisitions by us or our affiliates, including MMT India and affiliates which are not resident in India, of shares in Indian companies or the provision of funding by us or any other entity to Indian companies within our group. For example, under its consolidated foreign direct investment policy, the Government of India has set out additional requirements for foreign investments in India, including requirements with respect to downstream investments by Indian companies, owned or controlled by foreign entities, and the transfer of ownership or control of Indian companies in sectors with caps on foreign investment from resident Indian persons or entities to foreigners. These requirements, which currently include restrictions on valuations and sources of funding for such investments and may include prior approval from the Foreign Investment Promotion Board, may adversely affect our ability to make investments in India, including through MMT India. There can be no assurance that we will be able to obtain any required approvals for future acquisitions or investments in India, or that we will be able to obtain such approvals on satisfactory terms.
We May Become Liable to Penalties or Actions Imposed by the Reserve Bank of India in Relation to Delays in Compliance with Certain Reporting Requirements Applicable in Respect of the Acquisition and Transfer of Our Shares by Certain Indian Resident Employees of MMT India and of Issuances of Shares of MMT India to Us.
The Reserve Bank of India has prescribed certain reporting requirements in connection with the acquisition and transfer of foreign securities by Indian residents, including periodic filings to be made by an Indian subsidiary of a foreign company with respect to employees acquiring shares under an employee share option scheme, and the issuance of shares of Indian entities to persons resident outside India. In the past, there have been instances where certain of such filings required to be made by our Indian subsidiary, MMT India, in connection with issuances of shares of our company to employees of MMT India under our employee share option scheme and of issuances of shares of MMT India to us, have been inadvertently delayed or incomplete. While we have now made the necessary filings or provided clarifications sought by the Reserve Bank of India with respect to such filings, we may become liable to certain penalties or actions by the Reserve Bank of India, which we are unable to quantify at this time. With respect to delay in issuance of shares by MMT India to us, the Reserve Bank of India has issued an order imposing a penalty of Rs. 200,000 which MMT India has complied with. However, with respect to delay in filings in connection with the issuance of shares of our company to the employees of MMT India under our employee share incentive scheme, we have not received any communication from Reserve Bank of India regarding imposition of penalty for such delayed filings.

Our Business and Activities Are Regulated by the Competition Act, 2002.
The Competition Act, 2002, as amended, or the Competition Act, seeks to prevent practices that could have an appreciable adverse effect on competition. Under the Competition Act, any arrangement, understanding or action between enterprises, whether formal or informal, which causes or is likely to cause an appreciable adverse effect on competition is void and will be subject to substantial penalties. Any agreement that directly or indirectly determines purchase or sale prices, limits or controls production, or creates market sharing by way of geographical area or number of customers in the market is presumed to have an appreciable adverse effect on competition. Provisions relating to the regulation of certain acquisitions, mergers or amalgamations which have an appreciable adverse effect on competition and regulations recently issued by the Competition Commission of India with respect to notification requirements for such combinations were recently notified to come into force on June 1, 2011.
The effect of the Competition Act on the business environment in India is unclear. If we or any member of our group, including MMT India, are affected, directly or indirectly, by the application or interpretation of any provision of the Competition Act or any enforcement proceedings initiated by the Competition Commission of India or any other relevant authority under the Competition Act or any claim by any other party under the Competition Act or any adverse publicity that may be generated due to scrutiny or prosecution by the Competition Commission of India or any other relevant authority under the Competition Act, our business and financial performance may be materially and adversely affected.
Risks Related to Investments in Mauritian Companies
As Our Shareholder, You May Have Greater Difficulties in Protecting Your Interests Than As a Shareholder of a United States Corporation.
We are incorporated under the laws of Mauritius. The laws generally applicable to United States corporations and their shareholders may provide shareholders of United States corporations with rights and protection for which there may be no corresponding or similar provisions under the Companies Act 2001 of Mauritius, as amended, or the Mauritius Companies Act. As such, if you invest in our ordinary shares, you may or may not be accorded the same level of shareholder rights and protection that a shareholder of a United States corporation may be accorded under the laws generally applicable to United States corporations and their shareholders. Taken together with the provisions of our Constitution, some of these differences may result in your having greater difficulties in protecting your interests as our shareholder than you would have as a shareholder of a United States corporation. This affects, among other things, the circumstances under which transactions involving an interested director are voidable, whether an interested director can be held accountable for any benefit realized in a transaction with us, what rights you may have as a shareholder to enforce specified provisions of the Mauritius Companies Act or our Constitution, and the circumstances under which we may indemnify our directors and officers.
We May Become Subject to Unanticipated Tax Liabilities That May Have a Material Adverse Effect on Our Results of Operations.
We are a Mauritius Category 1 Global Business Company and are tax resident in Mauritius. The Income Tax Act 1995 of Mauritius imposes a tax in Mauritius on the chargeable income of our company at the rate of 15.0%. However, under the Income Tax (Foreign Tax Credit) Regulations 1996 of Mauritius, subject to the Income Tax Act 1995 and the regulations under the Income Tax (Foreign Tax Credit) Regulations 1996, credit is allowed for foreign tax on the foreign source income of a resident of Mauritius against Mauritius tax computed by reference to the same income, and where credit is allowed against Mauritius tax chargeable in respect of any income, the amount of Mauritius tax so chargeable shall be reduced by the amount of the credit. Under the Income Tax Act 1995, “foreign source income” means income which is not derived from Mauritius and includes in the case of a corporation holding a Category 1 Global Business Licence under the Financial Services Act 2007 of Mauritius, income derived from its transactions with non-residents or corporations holding a Category 1 Global Business Licence under the Financial Services Act. Subject to the provisions of the Income Tax (Foreign Tax Credit) Regulations 1996, no credit is allowed in respect of foreign tax unless written evidence is presented to the Mauritius Revenue Authority showing the amount of foreign tax which has been charged and for this purpose, “written evidence” includes a receipt of the relevant authorities of the foreign country for the foreign tax or any other evidence that the foreign tax has been deducted or paid to the relevant authorities of that country. However, pursuant to regulation 8 of the Income Tax (Foreign Tax Credit) Regulations 1996, if written evidence is not presented to the Mauritius Revenue Authority showing the amount of foreign tax charged on our company’s foreign source income, the amount of foreign tax shall nevertheless be conclusively presumed to be equal to 80% of the Mauritius tax chargeable with respect to that income and in such circumstance, the effective tax rate in Mauritius on our company’s chargeable income would be 3%.

Following amendments to the Financial Services Act 2007 of Mauritius pursuant to the Finance (Miscellaneous Provisions) Act 2010 in December 2010, Mauritius companies holding a Category 1 Global Business Licence, or GBC1, issued by the Financial Services Commission in Mauritius are permitted to conduct business both in and outside Mauritius (instead of outside Mauritius only). The operations of a GBC1 company in Mauritius will be subject to tax on chargeable income at the rate of 15% in Mauritius.
We hold two tax residence certificates issued by the Mauritius Revenue Authority. We believe that a significant portion of the income derived from our operations will not be subject to tax in countries in which we conduct activities or in which our customers are located, other than Mauritius and India. However, this belief is based on the anticipated nature and conduct of our business, which may change. It is also based on our understanding of our position under the tax laws of the countries in which we have assets or conduct activities. This position is subject to review and possible challenge by taxing authorities and to possible changes in law that may have retroactive effect. Our results of operations could be materially and adversely affected if we become subject to a significant amount of unanticipated tax liabilities.
Risks Related to Our Ordinary Shares
Investors May Have Difficulty Enforcing Judgments against Us, Our Directors and Management.
We are incorporated under the laws of Mauritius. Further, we conduct substantially all of our operations in India through our key operating subsidiary in India. The majority of our directors and officers, and some of the experts named in this annual report, reside outside the United States, and a majority of our assets and some or all of the assets of such persons are located outside the United States. As a result, it may be difficult or impossible to effect service of process within the United States upon us or those persons, or to recover against us or them on judgments of United States courts, including judgments predicated upon the civil liability provisions of the United States federal securities laws. An award of punitive damages under a United States court judgment based upon United States federal securities laws is likely to be construed by Mauritian and Indian courts to be penal in nature and therefore unenforceable in both Mauritius and India. Further, no claim may be brought in Mauritius or India against us or our directors and officers in the first instance for violation of United States federal securities laws because these laws have no extraterritorial application under Mauritian or Indian law and do not have force of law in Mauritius or India. However, a Mauritian or Indian court may impose civil liability, including the possibility of monetary damages, on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Mauritian or Indian law. Moreover, it is unlikely that a court in Mauritius or India would award damages on the same basis as a foreign court if an action were brought in Mauritius or India or that a Mauritian or Indian court would enforce foreign judgments if it viewed the amount of damages as excessive or inconsistent with Mauritius or Indian practice or public policy.
The courts of Mauritius or India would not automatically enforce judgments of United States courts obtained in actions against us or our directors and officers, or some of the experts named herein, predicated upon the civil liability provisions of the United States federal securities laws, or entertain actions brought in Mauritius or India against us or such persons predicated solely upon United States federal securities laws. Further, there is no treaty in effect between the United States and Mauritius providing for the enforcement of judgments of United States courts in civil and commercial matters and the United States has not been declared by the Government of India to be a reciprocating territory for the purposes of enforcement of foreign judgments, and there are grounds upon which Mauritian or Indian courts may decline to enforce the judgments of United States courts. Some remedies available under the laws of United States jurisdictions, including remedies available under the United States federal securities laws, may not be allowed in Mauritian or Indian courts if contrary to public policy in Mauritius or India. Because judgments of United States courts are not automatically enforceable in Mauritius or India, it may be difficult for you to recover against us or our directors and officers or some experts named in this annual report based upon such judgments. In India, prior approval of the Reserve Bank of India is required in order to repatriate any amount recovered pursuant to such judgments.

As a Foreign Private Issuer, We are Permitted to, and We Will, Follow Certain Home Country Corporate Governance Practices in Lieu of Certain Nasdaq Requirements Applicable to US Issuers. This May Afford Less Protection to Holders of Our Ordinary Shares.
As a foreign private issuer whose ordinary shares are listed on the Nasdaq Global Market, we are permitted to, and we will, follow certain home country corporate governance practices in lieu of certain Nasdaq Global Market requirements. A foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission, or the SEC, each Nasdaq Global Market requirement with which it does not comply followed by a description of its applicable home country practice. As a company incorporated in Mauritius and listed on the Nasdaq Global Market, we currently intend to follow our home country practice with respect to the composition of our board of directors, audit committee and nominations committee and executive sessions. Unlike the requirements of the Nasdaq Global Market, the corporate governance practice and requirements in Mauritius do not require us to have a majority of our board of directors to be independent; do not require us to have an audit committee of at least three members; do not require us to establish a nominations committee; and do not require us to hold regular executive sessions where only independent directors shall be present. Such Mauritian home country practices may afford less protection to holders of our ordinary shares.
An Active or Liquid Trading Market for Our Ordinary Shares May Not Be Maintained and the Trading Price for Our Ordinary Shares May Fluctuate Significantly.
An active, liquid trading market for our ordinary shares may not be maintained in the long term and we cannot be certain that any trading market for our ordinary shares will be sustained or that the present price will correspond to the future price at which our ordinary shares will trade. Loss of liquidity could increase the price volatility of our ordinary shares.
Any issuance of ordinary shares would dilute the positions of existing investors in the ordinary shares and could adversely affect the market price of our ordinary shares. We cannot assure you that the price of our ordinary shares will not decline.
The Sale or Availability for Sale of Substantial Amounts of Our Ordinary Shares Could Adversely Affect Their Market Price.
Sales of substantial amounts of our ordinary shares in the public market, or the perception that such sales could occur, could adversely affect the market price of our ordinary shares and could materially impair our future ability to raise capital through offerings of our ordinary shares. As of June 30, 2011 we had 36,854,250 ordinary shares outstanding. Further, although certain of our share option holders are subject to restrictions on selling shares acquired upon the exercise of options, the majority of the options granted under our equity plan are freely exerciseable. All of the ordinary shares sold in our prior public offerings are freely tradeable without restriction or further registration under the U.S. Securities Act of 1933, or the Securities Act, unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Subject to applicable restritions and limitations under Rule 144 of the Securities Act, all of our shares outstanding before our prior public offerings will be eligible for sale in the public market. If these shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our ordinary shares could decline. We cannot predict what effect, if any, market sales of ordinary shares held by our significant shareholders or any other shareholder or the availability of these ordinary shares for future sale will have on the market price of our ordinary shares.

Future Issuances of Any Equity Securities May Decrease the Trading Price of Our Ordinary Shares.
Any future issuance of equity securities could dilute the interests of our shareholders and could substantially decrease the trading price of our ordinary shares. We may issue equity or equity-linked securities in the future for a number of reasons, including to finance our operations and business strategy (including in connection with acquisitions and other transactions), to adjust our ratio of debt to equity, to satisfy our obligations upon the exercise of then-outstanding options or other equity-linked securities, if any, or for other reasons.
Our Holding Company Will Have to Rely Principally on Dividends and Other Distributions on Equity Paid by Our Operating Subsidiaries and Limitations on Their Ability to Pay Dividends to Our Holding Company Could Adversely Impact Shareholders’ Ability to Receive Dividends on Our Ordinary Shares.
Dividends and other distributions on equity paid by our operating subsidiaries will be our holding company’s principal source for cash in order for us to be able to pay any dividends and other cash distributions to our shareholders. As of the date of this annual report, MMT India has not paid any cash dividends on its equity shares. If our operating subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to our holding company. As our key operating subsidiary is established in India, it is also subject to certain limitations with respect to dividend payments.
Compliance with Rules and Requirements Applicable to Public Companies May Cause Us to Incur Additional Costs, and Any Failure by Us to Comply with Such Rules and Requirements Could Negatively Affect Investor Confidence in Us and Cause the Market Price of Our Ordinary Shares to Decline.
As a public company, we incur significant legal, accounting and other expenses. We have begun the process of bringing our company into compliance with applicable financial reporting regulations including the requirements under section 404 of the Sarbanes-Oxley Act. We have a senior manager and three other employees who are responsible for implementation of requirements under the Sarbanes-Oxley Act. We are in the process of evaluating and hiring consultants and new staff. Complying with these rules and requirements may be particularly difficult and costly for us because we may have difficulty finding sufficient personnel in India with experience and expertise relating to IFRS and United States public-company reporting requirements, and such personnel may be costly. If we cannot employ sufficient qualified and experienced personnel to ensure compliance with these rules and regulations, we may need to rely more on outside legal, accounting and financial experts, which may be costly. In addition, we will incur additional costs associated with our public company reporting requirements. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.
We May Be Classified as a Passive Foreign Investment Company, Which Could Result in Adverse US Federal Income Tax Consequences to US Holders of Our Ordinary Shares.
Based on, among other things, the current and anticipated valuation of our assets and composition of our income and assets, we do not expect to be a passive foreign investment company, or PFIC, for US federal income tax purposes for our current taxable year ending March 31, 2012. However, we must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year. A non-US corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ordinary shares, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which a US Holder (as defined in “Item 10. Additional Information — E. Taxation — US Federal Income Taxation”) holds an ordinary share, certain adverse US federal income tax consequences could apply to such US Holder. See “Item 10. Additional Information — E. Taxation — US Federal Income Taxation — Passive Foreign Investment Company.”

ITEM 4.	INFORMATION ON THE COMPANY
A. History and Development of our Company
Our company (Company No. 24478/5832) is a public company incorporated under the laws of Mauritius with limited liability on April 28, 2000 and we hold a Category 1 Global Business Licence issued by the Financial Services Commission in Mauritius. Our registered office is located at c/o Multiconsult Limited, Rogers House, 5 President John Kennedy Street, Port Louis, Mauritius and our principal executive office is located at 103 Udyog Vihar, Phase 1, Gurgaon, Haryana 122016, India and the telephone number for this office is (91-124) 439-5000. Our website address is www.makemytrip.com. Information contained on our website, or the website of any of our subsidiaries or affiliates, is not a part of this annual report. Our agent for service in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.
Founded by Deep Kalra, we commenced operations in 2000 and in the first five years following our inception, we focused on the non-resident Indian market in the United States, servicing mainly their need for United States-India inbound air tickets. We started our Indian business with the launch of our Indian website in September 2005.
As of March 31, 2010, our stated capital was $53,900,376, comprising 877,106 ordinary shares with a par value of $0.01 each and 616,223 preferred shares with a par value of $0.01 each, of which 328,863 preferred shares were designated Series A preferred shares, 148,315 preferred shares were designated Series B preferred shares and 139,045 preferred shares were designated Series C preferred shares. We effected a 20-for-one share split on July 22, 2010.
On August 17, 2010, we completed an initial public offering of 5,750,000 of our ordinary shares at $14.00 per share. All of our preferred shares were converted into 12,324,460 ordinary shares upon the completion of our initial public offering in August 2010.
As of March 31, 2011, our stated capital was $113,372,678.25, comprising 35,099,639 ordinary shares with a par value of $0.0005 each. On June 2, 2011, we completed a follow-on public offering of 5,244,000 of our ordinary shares at $24.00 per share. On June 29, 2011, in connection with our follow-on public offering, we completed an additional over-allotment offering of 350,000 of our ordinary shares at $24.00 per share. As of June 30, 2011, our stated capital was $150,763,660.85, comprising 36,854,250 ordinary shares with a par value of $0.0005 each.
Recent Investments
On May 9, 2011, we acquired an approximate 79% equity stake in Luxury Tours & Travel Pte Ltd, a Singapore-based travel agency that provides hotel reservations, excursion tours and other related services to inbound and outbound travelers in Singapore and the region, in accordance with the terms of the share purchase agreement dated February 9, 2011 entered into with Luxury Tours & Travel Pte Ltd and its existing shareholders. We paid cash consideration of approximately $3.0 million, subject to working capital adjustment in accordance with the terms of the share purchase agreement. We planned to invest approximately $0.8 million in one or more tranches until June 2012 for the subscription of new equity shares to be issued by Luxury Tours & Travel Pte Ltd. Accordingly, in June 2011, we invested approximately $0.4 million pending the allotment of shares.
We have also agreed to acquire the remaining shares of Luxury Tours & Travel Pte Ltd from the existing shareholders in cash, in three tranches, over a three year earn-out period ending June 2014. The earn-out will be based on a valuation linked to future profitability of Luxury Tours & Travel Pte Ltd. We intend to leverage this acquisition to build a position of strength in Southeast Asia through relationships with local hotels and vendors.
In July 2011, we incorporated Luxury Tours (Malaysia) Sdn Bhd to further expand our operations in Malaysia and adjacent markets. In August, 2011, Luxury Tours (Malaysia) Sdn Bhd became our wholly-owned subsidiary. To date, we have invested approximately $168,000 in Luxury Tours (Malaysia) Sdn Bhd.
In August 2011, we acquired 19.9% of Le Travenues Technology Private Limited, which owns and operates www.ixigo.com, an online travel meta search engine. We paid cash consideration of $4.8 million for the purchase of new shares as well as vendor shares. SAIF, our largest shareholder, acquired 56.7% of Le Travenues Technology Private Limited for $13.7 million. We believe this investment has synergies with and benefits our online travel business.

B. Business Overview
We are the largest online travel company in India, based on gross bookings for 2009, according to PhoCusWright. Through our primary website, www.makemytrip.com, and other technology-enhanced platforms, travelers can research, plan and book a wide range of travel services and products in India as well as overseas. Our services and products include air tickets, hotels, packages, rail tickets, bus tickets, car hire and ancillary travel requirements such as facilitating access to travel insurance.
We commenced operations in 2000 and in the first five years following our inception, we focused on the non-resident Indian market in the United States, servicing mainly their need for United States-India inbound air tickets. We started our Indian business with the launch of our Indian website in September 2005. During the initial years of our operations, we invested significant capital in our infrastructure as well as in sales and marketing efforts to build our brand and gain recognition, and we recorded net losses for all our completed fiscal years. In fiscal year 2008, our second full fiscal year since we commenced our Indian business, we recorded a net loss of $(18.9) million. We reduced our net loss in fiscal years 2009 and 2010, recording a net loss of $(7.3) million and $(6.2) million, respectively, and recorded a net profit of $4.8 million in fiscal year 2011. We also reduced our operating loss in fiscal years 2009 and 2010, recording an operating loss of $(10.6) million and $(6.0) million, respectively, and recorded an operating profit of $4.1 million in fiscal year 2011. Excluding the effects of employee share-based compensation costs, we would have recorded an operating loss of $(10.2) million in fiscal year 2009, an operating profit of $0.8 million in fiscal year 2010 and an operating profit of $4.6 million in fiscal year 2011; and we would have recorded a net loss of $(6.9) million in fiscal year 2009, a net profit of $0.6 million in fiscal year 2010 and a net profit of $5.4 million in fiscal year 2011.
We believe the strength of our brand, quality of our services, user-friendliness of our website experience, focus on our customers and efficacy of our marketing programs have enabled us to capture a significant share of the domestic air tickets market in India, while driving increased bookings of the international outbound air tickets market. In fiscal year 2010, 1.6 million transactions for domestic air tickets in India were booked through us, and we generated $31.1 million in revenue less service cost from our air ticketing business. In fiscal year 2011, 2.6 million transactions for domestic air tickets in India were booked through us, and we generated $47.6 million in revenue less service cost from our air ticketing business. We leverage our strength in air travel to grow into non-air travel and other segments of the travel industry, specifically hotels and packages. Revenue less service cost from our hotels and packages business totaled $8.0 million in fiscal year 2010, accounting for 19.8% of our total revenue less service cost, and $10.9 million in fiscal year 2011, accounting for 17.9% of our total revenue less service cost.
We have designed our websites to provide our customers with a user-friendly experience. We had an average of over 2.7 million unique visitors per month in fiscal year 2011. In fiscal year 2010, 2.0 million transactions were executed through our websites, accounting for approximately 94.5% of our total transactions, and in fiscal year 2011, 3.6 million transactions were executed through our websites, accounting for approximately 96.0% of our total transactions. We recently launched a booking engine on our website that allows our customers to search and book some of our domestic holiday packages online. We also added a new “Flight plus Hotel” tab on our website to describe the potential cost savings from booking bundled packages compared to booking flights and hotels separately. Furthermore, we recently launched our BlackBerry application, which allows customers to book domestic flights in India and automatically synchronizes the flight details with the calendar on their BlackBerry devices. We have built an advanced and secure technology platform, which integrates our sales, customer service and fulfillment operations. Our technology platform is scalable and can be upgraded to handle increased traffic and complexity of products with limited additional investment. As reported by The Economic Times on February 6, 2011, the Indian middle class is expected to grow over three times from 160 million people currently to 547 million people by 2026. In order to meet the requirements of this growing Indian middle class travel market where Internet penetration is relatively low, we also utilize other technology-enhanced distribution channels, including call centers and travel stores in India, as well as our travel agents’ network in India.
We provide our customers with access to all major domestic full-service and low-cost airlines operating in India and all major airlines operating to and from India, over 4,700 hotels in India and a wide selection of hotels outside India, Indian Railways and several major Indian bus operators. On the other hand, we believe we are a cost- effective distribution channel for our suppliers, providing reach to a large and expanding customer base in India as well as non-resident Indians.

In our air ticketing business, we generate revenue through commissions and incentive payments from airlines, service fees charged to our customers and fees from our GDS service provider. We currently use Amadeus GDS. In our hotels and packages business, our revenue represents the total amount paid by our customers for these travel services and products and the cost of procuring the relevant services and products are classified as service cost. We evaluate our financial performance based on revenue less service cost, which is a non-IFRS measure, as we believe that revenue less service cost reflects more accurately the value addition of the travel services that we provide to our customers. Our total revenue less service cost increased from $16.5 million in fiscal year 2008 to $61.1 million in fiscal year 2011.
We believe the overall Indian travel industry will experience continued growth due to income growth in India and the increased spending by Indians on travel and recreation. According to Internet World Stats, as of December 2010, Internet penetration was at 8.5% in India, making India the world’s third largest population of internet users after China and the United States, as compared with 77.3% in the United States. We therefore believe that the Indian online travel industry is well-positioned for long-term growth and that our well-recognized brand, leadership in the online travel market in India and broad and technology-enhanced distribution channels position us well to capitalize on these growth opportunities.
Furthermore, for the second year in a row, MMT India has been ranked one of the top three best places to work among the top 500 companies in India, according to rankings published in 2010 and 2011 of “India’s Best Companies to Work For” by the Great Place to Work Institute, an independent global research and consulting firm, and The Economic Times, a daily business newspaper in India.
Our Strengths
We have the following competitive strengths:
The Largest Online Travel Company in India with a Well-Recognized Brand. Since commencing our travel business in India in 2005, we have become the largest company in the Indian online travel market, based on gross bookings for 2009, according to PhoCusWright. In fiscal year 2010, 1.6 million transactions for domestic air tickets in India and 109,672 transactions for hotels and packages were booked through us. In fiscal year 2011, 2.6 million transactions for domestic air tickets in India and 175,869 transactions for hotels and packages were booked through us. We had an average of over 2.7 million unique visitors per month in fiscal year 2011.
We believe that our brand is well-recognized in the Indian travel industry. We were the first and only online travel agency brand to be selected as a Superbrandtm in India for 2009-2010. We have invested in developing and promoting our brand since our inception, using a combination of traditional channels such as print, radio and television, mass media campaigns, as well as search engine marketing and other innovative digital marketing tools, such as viral marketing and online display banners, to broaden our reach to travelers in India and overseas.
We believe that our reputation and market position have also provided us with better leverage when contracting with airlines, hotels and other suppliers.
Comprehensive Selection of Service and Product Offerings. We offer our customers a comprehensive selection of travel and travel-related services and products. We cater to the travel needs of residents in India as well as non-resident Indians and others traveling to India from the United States and other countries. Our services and products include air tickets, hotels, packages, rail tickets, bus tickets, car hire and ancillary travel requirements such as travel insurance and visa processing. We provide our customers with access to all major domestic full-service and low-cost airlines operating in India and all major airlines operating to and from India, over 4,700 hotels in India and a wide selection of hotels outside India, Indian Railways and several major Indian bus operators. We believe our comprehensive selection of travel services and products makes us a “one stop shop” for our customers’ travel needs and allows us to combine multiple products and provide customized packages that suit the unique needs of our customers.

Broad Distribution Network. We use a variety of technology-enhanced distribution channels to target the growing Indian middle class travel market, where Internet penetration is still relatively low. Our distribution network is centered on our India-focused website, www.makemytrip.com (which includes our US sub-domain website), our United Arab Emirates-focused website, www.makemytrip.ae, and our Canadian website, www.makemytrip.ca, our call centers, and our various travel stores in 20 cities in India, as of June 30, 2011. As of June 30, 2011, we had a network of over 10,000 agents across approximately 800 cities and towns in India who can access our business-to-business, or B2B, website enabling them to sell our full suite of online travel services to their customers. We have recently launched a BlackBerry application through which mobile users can access MakeMyTrip mobile offerings. Our broad distribution network gives us widespread access to travelers both in India as well as abroad.
Advanced, Secure and Scalable Technology Platform. We have built an advanced and secure technology platform, which integrates our sales, customer service and fulfillment operations. We have designed our websites to be user-friendly, providing our customers with extensive low price options and alternative routings, as well as offering them combinations of flight and hotel bookings at cost effective rates. Our websites also enable our customers to find their right destinations easily by using colloquial names or major landmarks. We also recently launched a booking engine on our website that allows our customers to search and book some of our domestic holiday packages online.
Our web-based booking engine has been designed to link to our suppliers’ systems either through “direct connects” or a GDS (we currently use Amadeus GDS), and is capable of delivering real time availability and pricing information for multiple options simultaneously.
Our technology platform is able to handle up to 500,000 website requests per day. This platform is scalable, and can be upgraded to handle increased traffic and complexity of products with limited additional investment. We estimate that an additional investment in hardware costing approximately $360,000 would increase the capacity of our technology platform to 1.0 million website requests per day. As a result of our scalable platform, we were able to launch our B2B platform in 2009 in only a few months by leveraging our existing technology.
Customer-Focused Approach. We place significant emphasis on technology, personnel and training to improve our services to our customers. Our customers can choose from our various customer service channels to contact us, including web-based self service or chat support as well as our toll-free call centers, our travel stores and e-mail. Our mobile service platform also enables customers to receive e-tickets and flight alerts via text messages (SMS) on their mobile phones. We recently launched our BlackBerry application, which allows customers to book domestic flights in India and automatically synchronizes the flight details with the calendar on their BlackBerry devices. We also added a new “Flight plus Hotel” tab on our website to describe the potential cost savings from booking bundled packages compared to booking flights and hotel separately. We provide important travel information on our websites, such as the on-time performance of airlines, user-generated travel reviews and destination guides to help customers conduct research and make travel decisions. We primarily outsource our call center operations and fulfillment process to IBM Daksh, iEnergizer IT Services, Intelenet Global Services and Motif India Infotech in India, as we believe these experienced and reputable service providers are able to adhere to our customer service standards and enhance our service quality. We also have a dedicated in-house escalation service which operates 24 hours a day, seven days a week, and is responsible for addressing issues or complaints raised by our customers.
Experienced Management Team. We operate in an industry where we believe one of the most important assets is the quality of our people. Our senior management team is comprised of industry executives with significant experience in the travel industry, including online travel agencies, in India, the United States and the United Kingdom. Our management team also has in-depth experience in the Internet and information technology industries, having worked with companies such as GE Capital, Google and IBM, and in the consumer industry, including Pepsi. We also actively recruit MBA graduates and engineers from leading institutions in India to fill important management roles in our company.

Our Strategy
We believe that the relatively low but fast growing Internet penetration in India, coupled with income growth in India provide us with significant growth opportunities. Our objective is to grow profitably by building on our current leadership position to become India’s dominant travel company. The key elements of our strategy include:
Expand Our Hotels and Packages Business. Our hotels and packages business generally yields higher net revenue margins than our air ticketing business. We intend to acquire or build technology platforms to enable more hotel suppliers to be directly-connected to our websites, as this allows our suppliers to upload information about available rooms, services and rates directly from their central reservation systems onto our websites, as well as automatically confirm hotel reservations made by our customers on a real time basis. We also recently launched a booking engine on our website that allows our customers to search and book some of our domestic holiday packages online. As of June 30, 2011, only approximately 1.9% of our hotel suppliers in India were directly-connected to us. We believe that our Indian hotels and packages business will grow as more of our suppliers become directly-connected to us and as we expand our travel agents’ network in India. Increasing the number of “direct connects” with our hotel suppliers will also allow us to reduce the costs of fulfillment associated with confirmations and reconfirmations of reservations made under our direct allocation arrangements. We also intend to grow our packages business outside India through strategic partnerships and acquisitions, as well as by strengthening our relationships with key aggregators from whom we procure inventory for our overseas packages. See ‘— Pursue Selective Strategic Partnerships and Acquisitions.”
Expand Our Service and Product Portfolio to Enhance Cross-Selling Opportunities. We believe that expanding our service and product offerings is an important means of customer acquisition as the diversity of our services and products will improve our offerings to customers, attract more customers to our websites and allow us to cross sell higher-margin services and products to them. We actively market additional travel services to our customers. For example, we market non-air services directly to customers after they have booked their air tickets with us.
We seek to continue expanding our travel offerings beyond core air tickets, hotels and packages to mass market products including bus, rail and car hire. We introduced the sale of bus tickets in 2008 and the sale of rail tickets in 2009. We commenced the provision of chauffeur-driven car hire services online in May 2010. Currently, such services are available for flight transfers in five cities in India (Delhi, Mumbai, Hyderabad, Ahmedabad and Bangalore), and we intend to further expand our coverage to all major cities in India. During the third quarter of calendar year 2011, we expanded our services to provide chauffeur-driven car rentals not linked to flight transfers, which are available on select routes through our call centers. Previously, car hire was only available through our offline channels and tended to be sold as part of packages.
Expand Our Travel Agents’ Network. We are focused on expanding our travel agents’ network in India, to enable more travel agents to gain access to our B2B website and sell our complete suite of travel services and products. We have a dedicated call center to service requests and queries from these agents, and provide training to assist these agents in the operation of our B2B web-based booking system. As of June 30, 2011, over 10,000 agents had joined our travel agents’ network, covering approximately 800 cities and towns in India, increasing significantly from approximately 4,000 agents working in more than 450 cities and towns in India as of June 30, 2010.
Enhance Our Service Platforms by Investing in Technology. We intend to continue to invest in technology to enhance the features of our services and our platforms. For example, we plan to integrate our Indian domestic air tickets booking system with our international air tickets booking system and allow cross fare class bookings in one transaction. We also intend to extend user feedback features to more products, enable more user-friendly bookings to be saved by our customers and used across all our services and products, enhance our mobile service platform to make mobile transactions more user-friendly and allow real time fingerprinting to prevent online credit card fraud. We believe that our continued investments in technology will enable us to enhance our customer service and to capitalize on the expected growth opportunities in the online travel market in India. We recently launched our BlackBerry application, which allows customers to book domestic flights in India and automatically synchronizes the flight details with the calendar on their BlackBerry devices.

Expand into New Geographic Markets. We believe we are well positioned for growth in other overseas markets, particularly those with a significant non-resident Indian population as well as destinations with proximity to India and favored by Indian travelers. In December 2009, we launched our website, www.makemytrip.ae, in the United Arab Emirates, following, among other things, the registration of our website’s domain name with the relevant registry as well as the procurement of additional servers to handle the increased traffic from this new international website. The United Arab Emirates has a significant non-resident Indian population, and our website is intended to serve the travel needs of non-resident Indian travelers traveling from the United Arab Emirates and neighboring Middle Eastern countries to India as well as on their travels elsewhere. We launched our Canadian website, www.makemytrip.ca, in July 2010 to serve the travel needs of the Indian residents there. Further, in July 2011, we incorporated Luxury Tours (Malaysia) Sdn Bhd to expand our operations in Malaysia and adjacent markets. In August, 2011, Luxury Tours (Malaysia) Sdn Bhd became our wholly-owned subsidiary.
Pursue Selective Strategic Partnerships and Acquisitions. In addition to growing our business organically, we may also pursue strategic partnerships and targeted acquisitions that complement our service offerings or strengthen or establish our presence in our targeted overseas markets. Our purchase of certain assets of Travis Internet Private Limited, which operated www.ticketvala.com, in March 2010 was a step in this direction for our bus network. In May 2011, we acquired approximately 79% of Luxury Tours & Travel Pte Ltd, a Singapore-based travel agency, engaged in the business of providing hotel reservations, excursion tours and other related services to inbound and outbound travelers in Singapore and the rest of Southeast Asia. In August 2011, we acquired 19.9% of Le Travenues Technology Private Limited, which owns and operates www.ixigo.com, an online travel meta search engine. We believe our existing technology platform will enable us to successfully and cost-effectively integrate our partners or new companies we acquire into our network and allow us to ensure our best practices are followed.
Our Services and Products
We offer a comprehensive selection travel and travel-related services and products catering to the needs of residents in India and non-resident Indians and others traveling to India from the United States and other countries. We provide travelers with the tools and information they need to efficiently research, plan, book and purchase travel services and products in India as well as overseas. Our services and products include air tickets, hotels, packages, rail tickets, bus tickets, car hire and ancillary travel requirements such as visa processing and facilitating access to travel insurance. Our key customers include leisure travelers and small businesses.
Air Tickets
Our air tickets business is primarily targeted at domestic travel within India and international travel originating in India; and inbound travel to India from the United States and other countries.
Indian Domestic and Outbound Travel. We have experienced significant growth in our air ticketing business covering domestic travel within India and international travel from India since we commenced our Indian operations in 2005. The following table sets forth the number of transactions for air travel booked through us in this business in the last three fiscal years.

	Number of Transactions
	for Fiscal Year Ended March 31
	2009	2010	2011
Indian domestic air travel	1.2 million	1.6 million	2.6 million
Outbound air travel	45,497	93,757	146,033
We provide our customers with a wide selection of airline tickets for all major domestic full-service and low-cost airlines operating in India, including Air India, Air India Express, Go Air, Indigo Airlines, Jet Airways, Kingfisher Airlines and SpiceJet; and all major international flights that originate from cities in India, including Air India, British Airways, Emirates, Jet Airways, Lufthansa, Malaysia Airlines, Singapore Airlines, Thai Airways and Virgin Atlantic. We obtain inventory from these airlines either through a GDS (we currently use Amadeus GDS) or via “direct connects” to the airlines’ booking systems.
We believe our websites provide comprehensive information to our customers in a time-efficient and unbiased manner. Customers are able to quickly and easily evaluate a broad range of potential fare and airline combinations through our user-friendly websites. Customers may search for flights based on their preferred travel dates, destinations, number of passengers, number of stops and class of travel, or may use our more advanced search tool and include additional search parameters. For example, on our Indian domestic flights, customers may include searches for night flights, specify a preference for direct flights, as well as include only certain airlines and only refundable fares. Our website then displays fare and flight offerings matching those specifications. Customers can also easily filter and sort the results of their search according to their preferences.

Inbound Travel to India. We began selling air tickets for the United States-to-India sector in 2000. Our customers are mainly non-resident Indians and persons of Indian origin traveling to India. Our customers may search and book their flights on our US sub-domain website, us.makemytrip.com, which is linked to our primary website, www.makemytrip.com, and uses a similar search and display interface as our primary website, and may also call our toll-free US hotline, 1800-INDIA-10. The total number of transactions for inbound air travel to India booked through us were 22,441 in fiscal year 2009, 36,135 in fiscal year 2010, and 47,765 in fiscal year 2011.
In December 2009, we launched our website in the United Arab Emirates, www.makemytrip.ae, catering mainly to non-resident Indians traveling to India as well as on their travels to other countries. We intend to expand our business in other markets outside India, particularly those with a significant non-resident Indian population as well as those with proximity to India and favored by Indian travelers. We launched our Canadian website, www.makemytrip.ca, in July 2010. Our Canadian website is currently owned by a company which we have registered in Canada. We are evaluating the transfer of legal ownership of this company to us by September 2011.
Hotels and Packages
We introduced our hotels and packages business in 2005 and have since experienced significant growth in this area. The total number of transactions in our hotels and packages business were 81,357 in fiscal year 2009, 109,672 in fiscal year 2010, and 175,869 in fiscal year 2011.
Hotels. Through our websites, customers can search, compare and make reservations at more than 4,700 hotels in India and a wide selection of hotels outside India. We procure room inventory from our hotel suppliers through three methods: “direct connects,” “direct allocation” and “on request.” As of June 30, 2011, approximately 1.9% of our hotel suppliers were directly-connected to our booking system. Through these “direct connects,” our booking systems are integrated with the central reservations systems of the hotels and reservations to be made and confirmed on a real time basis. All our other hotel suppliers have a “direct allocation” arrangement with us whereby they allocate rooms directly to us either by managing their room inventory on an extranet supported by us or via telephone or through “on request” booking. In our “on request” booking process, customers may request a reservation and we will liaise with the relevant hotel to try and confirm the room reservation. We do not assume any inventory risk for such “direct allocation” room inventory as any unsold inventory is released to the hotels upon an agreed number of days prior to the relevant date of travel.
Customers may search for hotels based on their destination, preferred dates for check-in and check-out, and may easily filter our search results by selecting star ratings, specific hotel chains and location. Customers can also indicate amenity preferences such as business services, Internet access, fitness centers, swimming pools and travel assistance. Our “City Map View” also offers customers the ability to compare hotel locations on an interactive neighborhood map. Customers can also preview the property by viewing hotel pictures and read hotel reviews from other MakeMyTrip customers on our website and on our travel community website, www.oktatabyebye.com. We recently launched a booking engine on our website that allows our customers to search and book some of our domestic holiday packages online. We also added a new “Flight plus Hotel” tab on our website to describe the potential cost savings from booking bundled packages compared to booking flights and hotels separately.
Packages. We offer pre-packaged vacations designed by our in-house product specialists, under arrangements with various travel suppliers and our GDS service provider to cater to both individual and group travelers. Our packages also include various travel services such as travel insurance, visa processing, airport transfer and sightseeing.
•
Indian Domestic Packages. We offer a variety of packages, including escorted tours, honeymoon specials and weekend breakaways, as well as vacation themes, such as beach, adventure, family, pilgrimage, romantic, shopping, cruise and culture. Our demographic target for the “weekend breakaways” packages are corporate executives.

For our customers travelling within India, our Indian website offers a flight plus hotel option, using a similar search and display interface as our separate air ticketing and hotels web-interface, which enables customers to view multiple combinations of airlines and hotels to assemble a trip which satisfies his or her unique requirements. Our website allows customers to customize their trips by combining two or more travel products and selecting their desired air and hotel supplier, often at a discounted price, compared to booking the individual components separately.

•
International Packages. We offer pre-designed independent packages, customized independent vacations, customized group tours and pre-designed escorted tours. The wide array of holiday options offered is intended to suit varying budgets and preferences of potential customers.

•
Meetings, Incentives, Conferences, Exhibitions and Events. Our MICE group offers services to organizations as well as other groups, including students or families who wish to plan meetings, conferences or other events or organize group trips. Our MICE group assists such customers in planning and booking travel arrangements for large groups of travelers and delivers tickets and other documentation, and, on request of the customers, a member of our MICE group will accompany the group during the travel in order to ensure that all plans and activities run smoothly. Our MICE group also assists employees of these organizations with their personal travel needs.

Other Services and Products
Rail Tickets. We introduced the sale of railway tickets in India in 2009 after entering into an agreement with IRCTC, which granted us “direct-connect” access to Indian Railways’ passenger reservation system online and enabled our customers to reserve and purchase Indian Railways tickets on a real time basis through our Indian website. Indian Railways is India’s state-owned railway which owns and operates most of India’s rail transport. Since we commenced this business in June 2009, we have booked 185,948 and 576,585 transactions for rail tickets in fiscal year 2010 and fiscal year 2011, respectively.
Using a customized search interface, our customers are able to quickly search for train tickets based on their preferred travel dates, destinations and class of travel. Our customized interface allows a customer to compare travel options across various trains, classes, dates and prices. The search results displayed are detailed and have been customized to suit the needs of local Indian railway users. For example, customers are able to see the wait list status for relevant train trips and are able to plan their travel accordingly. Like other products, customers can also easily filter the results of their search according to their specific preferences. However, as a result of Indian Railways’ regulations, although customers may search for rail tickets 24 hours a day and seven days a week, reservations may not be made between 11.30 pm and 12.30 am India time.
Bus Tickets. We have agreements with several major Indian bus operators, some of which are operators of multiple routes, as well as with aggregators and other intermediaries. Our bus tickets inventory is obtained through four channels: real time inventory from operators who are directly-connected to our booking system; inventory from aggregators who are directly-connected to our booking system; inventory from operators who manage their inventory on an extranet supported by us; and inventory obtained by agreement with operators where a certain number of tickets are pre-allocated to us or sold to us “on request.” Since we commenced this business in May 2008, we have booked 11,792, 57,529 and 147,640 transactions for bus tickets for the nine months ended March 31, 2009, fiscal year 2010 and fiscal year 2011, respectively.
Customers can search for bus tickets based on their preferred travel dates and routes and our website will typically display numerous options for customers to choose from. We offer our customers basic information on the type of bus used on the relevant route and customers are able to select seats, choose from the available boarding points in the relevant city on the routes as well as obtain information on the location of the chosen boarding point.
With the acquisition of certain assets of Travis Internet Private Limited (which operated www.ticketvala.com) in March 2010, we have obtained access to a technology platform offering real time bus booking services, quotations and cost comparison, allowing last minute bookings as well, which we have integrated with our booking systems. We intend to leverage this platform to enable more bus operators to be directly-connected to our booking system to further expand our bus offering.

Car Hire. We offer customers the ability to rent a chauffeur driven car within India provided by two operators mainly in major metropolitan cities through our call centers and travel stores. Typically, this service is requested in conjunction with a flight and hotel booking or a package booking. We introduced these services on our Indian website in May 2010. Currently, such services are available for flight transfers in five cities in India (Delhi, Mumbai, Hyderabad, Ahmedabad and Bangalore), and we intend to further expand our coverage to all major cities in India. During the third quarter of calendar year 2011, we expanded our services to provide chauffeur-driven car rentals not linked to flight transfers, which are available on select routes through our call centers. Previously, car hire was only available through our offline channels and tended to be sold as part of packages.
Ancillary Services and Products
As an ancillary service offered to our customers, we provide our customers with the option to purchase travel insurance from Apollo Munich Health Insurance Company Limited, with whom we entered into a memorandum of understanding in April 2008. We facilitate access to this travel insurance through our Indian website, as well as via our call centers and travel stores. On our Indian website, prior to confirming and proceeding with the reservation of and payment for a flight or hotel, our customers are prompted to purchase such travel insurance. We also provide visa processing services, and sell telephone calling cards to our customers. In addition, we offer travel-related businesses and other third parties the opportunity to advertise on our websites.
Distribution Channels
We utilize a variety of technology-enhanced distribution channels to target the growing Indian middle class travel market, where Internet penetration is still relatively low. Our broad distribution network gives us access to Indians traveling domestically or overseas and also reaches non-resident Indians and others traveling inbound to India. Our distribution network uses a combination of our websites, call centers and travel stores as well as our travel agents’ network in India and mobile service platform, giving us multiple channels to access these customers.
Our customers’ varied needs are served by different distribution channels. During fiscal year 2011, over 95.0% of our sales of air tickets for travel in India and the majority of sales of air tickets for outbound travel from India were made through our website. Sales of air tickets for inbound travel to India tend to be made mainly through our call centers, with our call centers accounting for approximately 63.8% of such sales. Our customers can book standard flight plus hotel packages on our websites but the majority of the sales of packages within or outside India are concluded through our call centers or travel stores. All of our rail and bus ticket sales are made through our Indian website.
In fiscal year 2011, transactions executed through our websites, call centers and travel stores accounted for approximately 95.9%, 3.3% and 0.8%, respectively, of our total transactions.
Internet Websites
We currently operate the websites www.makemytrip.com (including the sub-domain us.makemytrip.com), www.makemytrip.ae and www.makemytrip.ca servicing the Indian domestic and outbound market, the United States-India inbound market (focusing in particular on non-resident Indians in the United States), the United Arab Emirates as well as neighboring Middle East countries and the Canada-India market, respectively. Our Canadian website, www.makemytrip.ca, is currently owned by a company which we have registered in Canada. We are evaluating the transfer of legal ownership of this company to us by September 2011. Our websites have been designed to provide a user-friendly experience to our customers and are reviewed and upgraded from time to time. We recently updated the look of our website www.makemytrip.com based on our customers’ feedback.
In March 2010, we acquired certain assets of Travis Internet Private Limited, an online bus ticket company in India. As part of this acquisition, we acquired the website www.ticketvala.com, which enables customers to obtain quotations and book bus tickets online on a real time basis, which we have integrated with our booking system and our Indian website.
Using our websites, customers can easily and quickly review the pricing and availability of nearly all our services and products, evaluate and compare options, and book and purchase such service and products online within minutes. Customers can also purchase ancillary travel-related services and products such as travel insurance as part of the booking process. Certain packages for MICE or other customized packages cannot be purchased online although customers can submit inquiries through our websites and our sales representatives will contact such customers to follow up and process the transaction, if required. We recently introduced self-service customer support modules on our websites to let our customers check their refund status, modify or cancel reservations and view their travel itineraries.

Typically, a transaction on our websites involves the following steps:
Search. A customer conducts a search for a particular product, or combination of products (for example, flight plus hotel), on our websites by defining desired parameters. For example, for domestic Indian flights, apart from the city of departure and destination, number of travelers and dates of travel, our customers can also input additional parameters such as preferred cabin class, preferred airlines, refundable fares and direct flights. Our websites’ search capabilities employ scalable search and routing logic that we believe return comprehensive results without sacrificing search response times or creating added stress on our suppliers’ infrastructure. Our search results are generated in a cost-effective and time-efficient manner, since over 90% of our search results come from cache. Our web-based booking engine, which has been designed to link to our suppliers’ systems either through “direct connects” or a GDS (we currently use Amadeus GDS), allows us to deliver real time information.
Select. At this stage, our websites display to the customer various possible selections that are available in a user-friendly format, and also prompt the customer with available special offers or provide additional information about the product. Our websites are enabled with asynchronous JavaScript and extensible markup language, or AJAX, allowing customers to sort or refine search results by further defining certain parameters such as price range, time range, preferred airlines and availability of refunds for air tickets, and star rating, preferred hotel chains and hotel amenities.
Review. After a customer has selected a particular option, our websites will provide the customer with an opportunity to review the details of the product being purchased and the terms and conditions of such purchase. At this stage, our websites connect to the Amadeus GDS or the websites of our travel suppliers to confirm the availability and pricing of the product selected, and in the event the customer’s choice is not available, the customer will be informed of the next-best alternative to the selected product. Customers booking air tickets or hotels will also be shown options to purchase travel insurance and other related ancillary services.
Payment. We offer our customers a variety of payment methods. On our Indian website, customers may pay with credit cards, debit cards issued by several major banks in India (including Citibank, ICICI Bank, HDFC Bank and AXIS Bank), bank transfers or cash cards, and in Indian Rupees. On our US website, customers may pay with credit cards or Paypal and in US dollars. On our United Arab Emirates website, customers may pay with credit cards in United Arab Emirates Dirham, or AED. The payment gateway for sales on our Indian website is secured by “Verified by VISA” and “MasterSecure”.
In order to simplify the booking process for our customers, our websites do not require prior customer registration in order for the purchase to be completed. Customers who do not wish to register will simply be prompted prior to payment to provide basic contact details (including their name, telephone number and e-mail address) for purposes of the travel product they intend to purchase. An electronic confirmation is sent to the customer’s e-mail address and customers can also use TripAssist on our websites to check their flight or train details, print e-tickets and cancel flight and rail bookings and track progress of refunds.
Call Centers
Our in-house call centers, which mainly handle our sales and post-sales customer service support for our international hotels and packages business as well as domestic Indian packages with more complicated itineraries, are run out of Gurgaon in India. These call centers operate 24 hours a day, seven days a week and customers can call these centers through various toll-free numbers in India to consult with our sales representatives, receive comprehensive, real time hotel and package information, and make travel bookings. As of June 30, 2011, we employed approximately 78 sales representatives in our in-house call centers, as compared with approximately 94 sales representatives as of March 31, 2009. This decline in numbers of sales representatives was primarily due to outsourcing. All of our sales representatives participate in a formal four-week training program before commencing work and have an in-depth knowledge of their relevant local market. Our representatives are also trained and updated with our new services and products.

To achieve cost efficiency and scalability, we utilize various third party vendors in India to manage our call center service and we outsource our call center service for sales for all international flights (both inbound to India and outbound from India), and most of our domestic Indian hotel reservations and packages to such vendors. Our outsourcing service providers also handle our post-sales customer service support for all flights (domestic and international), domestic Indian hotel reservations and packages, and rail and bus ticketing, as well as back office fulfillment and ticketing services. Our key outsourcing service providers are IBM Daksh, iEnergizer IT Services, Intelenet Global Services and Motif India Infotech in India, where agents provide both English and Hindi language options to our customers. We believe these experienced and reputable service providers are able to adhere to our customer service standards and enhance our service quality. Our agreements with IBM Daksh and iEnergizer IT Services provide our customers the options of using Gujarati and Tamil, respectively, for their transactions. These external call centers also operate 24 hours a day, seven days a week. In aggregate, we had 822 external sales agents from IBM Daksh, iEnergizer IT Services, Intelenet Global Services and Motif India Infotech constituting our outsourced call center sales force as of June 30, 2011, compared to 232 as of March 31, 2009. Our external agents must undergo a formal four-week training program as well as periodic refresher training courses in order to understand our processes and systems and be able to effectively service our customers.
All our call centers are equipped with our enterprise resource planning, or ERP, application, allowing our sales representatives and agents to make bookings and create packages, as well as attend to customer requests. These centers are also linked to our CRM system which enables us to monitor the performance of our sales representatives and outsourced agents on a round-the-clock basis. We also have software that enables us to log on to customer calls enabling us to perform random checks on our call centers on a real time basis. Our system also enables us to monitor the number of waiting calls and limit customer aborted calls on our hotlines due to unacceptably long waiting times. We have an in-house quality team which monitors the quality of our call center transactions, including the tone and voice of our customers, in order to ensure high quality service is consistently offered to our customers.
Travel Stores
As of June 30, 2011, we had various travel stores in 20 cities including metropolitan areas across India, which primarily sell packages. Our main office in Gurgaon also serves customers seeking to purchase outbound packages from India. We believe that these travel stores and offices are important for our overall growth as they represent a direct interface between our customers and us. At our travel stores, customers can consult with our sales representatives, receive comprehensive, real time flight, hotel and package information as well as information for other services and products, and make travel bookings, without prior appointment. Our travel stores are also equipped with our ERP application and linked to our CRM system.
Travel Agents’ Network
We have a travel agents’ network in India which we started in 2009, where over 10,000 travel agents across approximately 800 cities and towns in India can access our B2B website enabling them to sell our full suite of online travel products to their customers. Our B2B website uses a similar interface as our external customer-facing websites and we were able to launch our B2B platform in a few months by leveraging technology already being used by us for our customer-facing websites. We believe our network is attractive to travel agents as we provide access to a range of travel services and products which such agents may not be able to access cost-effectively or at all. These travel agents earn commissions from us depending on the volume and type of travel services and products sold. Furthermore, our travel agents’ network allows us to expand our footprint in India and distribution network in a cost-effective manner.

Mobile
In 2008, we launched “makemytrip.mobile,” our mobile service platform. Our mobile services allow customers to search, book and pay for Indian domestic air tickets on their mobile phones at no additional cost. The tickets and bookings are delivered through email and SMS. Apart from flight bookings, customers can view their booking details, cancel bookings, request e-tickets and track refund status on their mobile devices. Customers can also check flight status, look for new deals and use location-based services to find nearby places of interest. Currently, BlackBerry users can access MakeMyTrip mobile offerings through our recently-launched BlackBerry application, which allows customers to book domestic flights in India and automatically synchronizes the flight details with the calendar on their BlackBerry devices. As of June 30, 2011, there had been more than 74,000 downloads of this application. Customers with reserved tickets, whether booked through a desktop computer or mobile device, have the ability to access flight information or cancel reservations through this application. We are also in the process of developing similar mobile applications for both Android and iPhone. We plan to increase the scope of services available on smartphones and other mobile devices. We also intend to increase the penetration and usage of mobile offerings by targeting more mobile service platforms in the future. We recently re-launched “makemytrip.mobile” with a better design and user interface which lets customers search and book flights using many smartphone browsers.
Technology and Infrastructure
General
We benefit from an advanced technology platform which we believe has a high level of reliability, security and scalability, and which has been designed to handle high transaction volumes across all our websites on shared infrastructure. Our system is capable of handling up to 500,000 website requests a day. We have the ability to scale up and down to meet our needs without incurring substantial costs as we use virtual machines and infrastructure when required. We estimate that an additional investment in hardware costing approximately $360,000 would increase the capacity of our technology platform to 1 million website requests per day. Our technology stack is also modular and can be easily modified for multiple lines of business. For example, we were able to launch our B2B platform in a few months by leveraging our existing technology used for our customer-facing websites.
We believe we have core technology advantages in multiple areas, including:
•
website logic that simplify and improve a customer’s ability to book a trip most suited to his or her requirements, including providing extensive low price options and alternative routings, and assisting customers in finding their destinations easily by using colloquial names or major landmarks;

•
scalable search and caching technologies that return comprehensive results and allow us to provide more flight and hotel options to customers without sacrificing search response times or creating added stress on our suppliers’ operating or cost infrastructure; and

•
capability to combine various flight plus hotel options, offering our customers the ability to see multiple combinations of airlines and hotels to assemble a package, resulting in trips that are frequently less expensive than individually booked components and more flexible for the customers.

As part of our business continuity plan, our systems infrastructure and web and database servers are housed in Gurgaon, Delhi and Mumbai, and have monitoring and engineering support 24 hours a day, seven days a week. All our servers installed at all our data centers as well as at all our offices are also secured with firewalls.
Our applications and infrastructure are configured in a manner that support our business continuity plan. All data is backed up on a weekly basis across our two data centers. In addition, all data is also backed up on tapes on a weekly basis. These tapes are kept at a safe and secure location outside the data centers.
Fully Integrated Technology Platform
Our CRM system uses software by RightNowtm CRM, which integrates our sales, customer service and fulfillment operations. Our web-enabled centralized booking system enables our customers and B2B partners to search and book travel services and products we sell and provide on a real time basis. We also have “Verified by VISA” and “MasterSecure” payment gateways, which provides additional security for transactions via our Indian website using credit cards issued by Indian institutions. We also offer payment options via netbanking and other instruments.

Our system also allows us to provide high quality customer service by promptly processing customer inquiries and requests and by monitoring the performance of our sales and customer service representatives and our outsourced call center sales force on a round-the-clock basis. Our system also enables us to monitor the number of waiting calls and limit aborted calls on our hotlines due to long waiting time.
We integrate our ERP application (which uses Microsoft Dynamicstm) with our CRM system which enables our agents to create packages, make and amend bookings as well as attend to customer inquiries. Our CRM system is designed to analyze customer needs for better servicing. It generates reports identifying areas of opportunity or weakness and thereby helps us in improving our service and product quality. We also use Omniture Web Analytics software to assist us in analyzing our web-based business, such as the rate of conversion of visitors to our websites to purchasing customers.
Our systems include automation for ticketing, monitoring of schedule changes and providing alerts to customers, as well as auto-cancelation of reservations made through a GDS or airlines’ central reservations systems. We are continually looking for opportunities to automate our processes in order to further increase our productivity and improve the scalability of our business.
Security
We are committed to protecting the security of our customers’ information. We maintain an information security team that is responsible for implementing and maintaining controls to prevent unauthorized users to access our systems. These controls include the implementation of information security policies and procedures, security monitoring software, encryption policies, access policies, password policies, physical access limitations, and detection and monitoring of fraud from internal staff. We have acquired a fraud detection system which uses transaction patterns and other data sources which seek to prevent fraudulent transactions in real time. All sensitive data transmitted through our systems is encrypted using SSL 1024 bit encryption technology. Our information security team also coordinates internal and external audits every six months. Our travel portal in India is compliant with the Payment Card Industry Data Security Standard (a set of requirements for enhancing payment account security developed by the Payment Card Industry Security Standards Council, which include key credit card and financial services companies).
Marketing and Brand Awareness
We believe our online and offline marketing strategies increase our brand awareness, drive potential customers to our websites and improve the rate at which visitors become customers.
Our marketing channels primarily include online advertising such as paid search engine marketing and optimization with leading Internet search engines (such as Googletm), as well as utilizing display advertising on websites (such as Yahoo!tm India), offline advertising using print or broadcast media such as television or radio, e-mails and short messages, and marketing through our call centers and travel stores. We have consistently invested in building our brand and expanding our reach to travelers in India as well as overseas, through mass media campaigns as well as through innovative digital marketing tools such as viral marketing and online display banners. We also have a strong presence in social media, such as Facebook and Twitter. We intend to invest in marketing to further increase our brand awareness through our “Memories Unlimited” marketing campaign. We expect to spend approximately $2 million on marketing in fiscal year 2012 in addition to our typical advertising and business promotion expenses to further strengthen our brand. As of June 30, 2011, we have incurred approximately $1.7 million on our “Memories Unlimited” marketing campaign.
Our marketing programs and initiatives also include targeted campaigns, promotional or seasonal offers, as well as partnerships with international tourism boards. From time to time, we may run promotional schemes offering free air tickets upon the purchase of certain air tickets. For example, from March 8, 2010 to May 12, 2010, we ran a promotion offering unlimited free air tickets for travel within India upon purchase of inbound air tickets to India from the United States on our US website. This promotional offer was subject to certain terms and conditions, including that the offer applied only to the basic fare of the domestic tickets and all taxes and fees payable on such tickets were to be borne by the customers, the free air tickets had to be booked within seven days of purchase of the eligible US-India air ticket and requests for such free air tickets had to be made at least 21 days before the date of travel (with the customer who booked the eligible US-India air ticket utilizing at least one of the free tickets). The estimated cost of any such free tickets is recognized at the time of issuance of the eligible paid air tickets.

Due to the short period of the promotion, the corresponding impact on revenues was insignificant. We do not at present expect similar promotions in the future to have a material impact on our revenues.
We also have alliances and arrangements with several major banks in India, including Kotak Mahindra Bank, HDFC Bank and HSBC, as well as with American Express, with whom we run promotional offers and vouchers. These alliances and arrangements provide us with access to our partners’ large customer base where targeted marketing for customer acquisition can be made at relatively low costs. We also participate in i-mint, a multiple partner consumer loyalty program in India.
We have won many industry awards, including Best Online Travel Portal of the Year by Class of Travel & Tourism Awards in 2010, Best Travel Portal by CNBC Awaaz 2009 and Best Online Travel Agent for Excellence in the Indian Travel Market by TravelBiz Monitor 2009, as well as numerous awards from trade partners.
Customer Service
Our customer focused approach is centered on ensuring a favorable user experience on our websites as well as excellent customer service. Our websites are designed to provide a user-friendly experience and integrate valuable travel information, such as information on the on-time performance of airlines, user-generated travel reviews and destination guides, to help customers research and make travel decisions. We also monitor feedback from our customers using our CRM system and review and upgrade the features of our websites from time to time.
The key channels through which we implement our customer support and communicate with our customers are as follows:
Web-based Support. We offer two web-based customer support services. Our self service web-support called “TripAssist,” which is available on our Indian website, enables our customers to check the status of their domestic flight or train booking, cancel tickets and track the progress of their refund, among other things. Customers who require assistance or have inquiries about certain products also have an option to contact our sales representatives via our websites and we have dedicated personnel available 24 hours a day, seven days a week, who provide assistance to our customers on a real time basis.
Call Centers. We provide our customers with comprehensive and real time assistance through our call centers which are available 24 hours a day, seven days a week. Currently, we outsource a portion of our customer service call center operations to IBM Daksh, iEnergizer IT Services, Intelenet Global Services and Motif India Infotech in India, whose employees have been trained by our respective outsourcing service providers and us.
Travel Stores. Customers may also visit our various travel stores in 20 cities in India and obtain assistance from our sales and customer service representatives.
Mobile Service. Our mobile service platform, “makemytrip.mobile,” enables customers to search, book and pay for Indian domestic air tickets on their mobile phones at no additional cost. The tickets and bookings are delivered through email and SMS. Apart from flight bookings, customers can view their booking details, cancel bookings, request e-tickets and track refund status on their mobile devices. Customers can also check flight status, look for new deals and use location-based services to find nearby places of interest. Currently, BlackBerry users can access MakeMyTrip mobile offerings through our recently-launched BlackBerry application, which allows customers to book domestic flights in India and automatically synchronizes the flight details with the calendar on their BlackBerry devices.
E-mail. Customers may also e-mail any inquiries or complaints, which we endeavor to address expeditiously.

Through our CRM system, we are able to maintain a customer database containing information on the transaction history and preferences of each customer who has booked a travel product through us. We document all sales and customers service processes at our company using business process management system, or BPMS, methodology, where the entire value chain, starting from the customer’s requirement until the delivery of the relevant service or product, or refund, if applicable, is documented. We also monitor our customer transactions and have a dedicated in-house escalation service which operates 24 hours a day, seven days a week, which is responsible for answering any complaints or issued raised by our customers.
We have a fulfillment process that we mainly outsource, which minimizes any travel disruption for our customers, with a team of personnel responsible for ensuring that customers’ hotel bookings are checked and reconfirmed prior to the date of travel.
As part of our customer focused approach, we have also set up an Indian online travel community website, www.oktatabyebye.com, which allows our customers and other travelers to exchange views and travel tips. Our Indian website also offers our customers the option to make cash donations to plant trees in India to reduce their carbon footprint, when completing their bookings.
Supplier Relationships
We believe we have cultivated and maintain good relationships with our travel suppliers. We have a dedicated team to maintain and enhance our existing relationships, and develop new relationships, with travel suppliers. Our supplier relationship teams negotiate agreements or arrangements with suppliers for access to travel inventory for our services and products, and also monitor supplier-sponsored promotions. They also focus on relationship management with our suppliers. One of the key services we provide to our suppliers is the provision of customer feedback and preferences which we obtain primarily through our CRM system, user-generated content on our websites as well as through our call centers, and via www.oktatabyebye.com, our Indian online travel community website.
Based on revenue less service cost earned by us, our top five airline suppliers for travel in India and overseas as well as top five Indian hotel suppliers (in each case in alphabetical order) for fiscal year 2011 were:

Airlines	Airlines
(Travel within India)	(International Travel)	Indian Hotels
Air India	Air India	Fortune Hotels
IndiGo Airlines	Emirates	Grand Habib Hotels
GoAir	Jet Airways	Indian Hotels Company Limited
Kingfisher Airlines	Lufthansa	Sea Shell Hotels
SpiceJet	United Airlines	TSG Emerald View Hotels
Airlines
We have access to real time inventory of all major airlines operating in, from and to India either through a GDS (we currently use Amadeus GDS) or through “direct connects” to our airline suppliers’ booking systems.
Most of these airlines offer us fares that match those offered by the airlines on their own websites as well as on other online travel websites. The fares paid by our customers include our service fee in addition to the fares charged by the airlines. We currently have commission arrangements with all India-based airlines, as well as major international airlines that service India, where part of our commission is linked to the number of sales facilitated by us or the revenue realized by these airlines on sales completed through us. Similarly, we earn fees from our GDS service provider on a per-ticket basis for sales completed by us through the GDS that are linked to the volumes of sales completed by us.

Hotels
We provide our customers with access to over 4,700 hotels in India and a wide selection of hotels outside India. Our hotel supply team is responsible for negotiating agreements or arrangements with independent hotels, hotel chains and hotel management companies in India and securing competitive rates, promotions and access to inventory for listing on our websites as well as packaging of holidays. We select our hotel partners by their reputation and quality and monitor customer feedback on our websites as well as other channels in order to ensure that hotels listed on our websites maintain acceptable standards.
In our hotels and packages business, our revenue represents the total amount paid by our customers for these travel services and products and the cost of procuring the relevant services and products are classified as service cost. We also earn commissions from other hotel suppliers, typically larger hotel chain operators, depending on the volume of reservations made through us.
As of June 30, 2011, approximately 1.9% of our hotel suppliers were directly-connected to our booking system. Through these “direct connects,” our booking systems are integrated with the central reservations systems of the hotels and reservations to be made and confirmed on a real time basis. We intend to work with our suppliers to increase the number of “direct connects” as we believe “direct connects” benefit both us and the hotels. All other hotel suppliers have a “direct allocation” arrangement with us whereby they allocate rooms directly to us either by managing their room inventory on an extranet supported by us or via telephone or through “on request” booking. In the “on request” booking process, customers may request a reservation and we will liaise with the relevant hotel to try and confirm the room reservation. Other than special arrangements we may have with our hotel suppliers from time to time where we may guarantee sales of a certain number of rooms during peak travel periods, we are not subject to inventory risk on our direct allocations as unsold rooms are returned to the hotels within an agreed time period. We obtain inventory for hotels outside India through contracts with online travel agents and aggregators outside India. We earn commissions from such agents and aggregators depending on the volume of room reservations made through them.
Competition
The market for travel services and products is highly competitive. We currently compete with both established and emerging providers of travel services and products, including other online travel agencies, such as cleartrip.com, expedia.com, travelocity.com and yatra.com, as well as traditional travel agencies, tour operators, travel suppliers and operators of travel industry reservation databases. Large, established Internet search engines have also launched applications offering travel itineraries in destinations around the world, and meta-search companies who can aggregate travel search results also compete with us for customers. In our hotels and packages business, we compete primarily with Cox & Kings, Kuoni India and Thomas Cook, all of which are established industry players in the Indian travel market.
Some of our competitors have significantly greater financial, marketing, personnel and other resources than us, and certain of our competitors have a longer history of established businesses and reputations in the Indian travel market (particularly in the hotels and packages business) as compared with us. Factors affecting our competitive success include, among other things, price, availability and breadth of choice of travel services, brand recognition, customer service and customer care, fees charged to travelers, ease of use of website interface, accessibility and reliability.
Certain of our travel suppliers have also been steadily focusing on increasing online demand on their own websites and decreasing or eliminating their dependence on third-party distributors like us. For instance, many low-cost airlines may, subject to applicable regulations, reduce or eliminate commissions to agents such as us or restrict the amount of service fees we are able to charge customers. Suppliers who sell on their own websites typically do not charge a processing fee, and, in some instances, offer advantages such as their own bonus miles or loyalty points, which could make their offerings more attractive to customers than offerings like ours.
Intellectual Property
Our intellectual property rights include trademarks and domain names associated with the name “MakeMyTrip,” and other rights arising from confidentiality agreements relating to our website content and technology. We regard our intellectual property as a factor contributing to our success, although we are not dependent on any patents, intellectual property-related contracts or licenses other than some commercial software licenses available to the general public. We rely on trade mark law, trade secret protection, non-competition and confidentiality agreements with our employees and some of our partners to protect our intellectual property rights. We require our employees to enter into agreements to keep confidential all information relating to our customers, methods, business and trade secrets during and after their employment with us. Our employees are required to acknowledge and recognize that all inventions, trade secrets, works of authorship, developments and other processes made by them during their employment are our property.

We have registered our domain names, “www.makemytrip.com” (which includes the sub-domain “us.makemytrip.com” for our US website), “www.makemytrip.ae” and “www.indiaahoy.com,” and have full legal rights over these domain names for the period for which such domain names are registered. We conduct our business under the “MakeMyTrip” brand name and logo and have registered the trademarks “MakeMyTrip” in India and the United States and “MakeMyTrip Times” in India. We have also applied for registration of the trademarks “Happy Holidays, Happy Prices” (our trademark for our holiday packages) and “Traveltalkies” in India, and such applications are currently pending. We are in the process of applying to obtain copyright protection for our logo and brand name in India. We are also in the process of obtaining an assignment over the trademarks “ticketvala.com” and “eBusxpress” for which Travis Internet Private Limited had applied for registration and over the trademark “Luxury Tours & Travel”, which was registered under the name of the previous controlling shareholder of Luxury Tours & Travel Pte Ltd.
Employees
As of March 31, 2011, we had 1,010 employees. As of June 30, 2011, we had 1,141 employees. We also outsource some of our customer service and sales functions, which has resulted in a decline in the number of our employees, principally from 2008 to 2009. The following tables show a breakdown of our employees as of the end of our past three fiscal years by category of activity and geographic location. We have begun the process of bringing our company into compliance with applicable financial reporting regulations. We have a senior manager and three other employees who are responsible for implementation of requirements under the Sarbanes-Oxley Act. We are in the process of evaluating and hiring consultants and new staff.

	Number of Employees as of
	March 31
Division/Function	2009	2010	2011
Management	7	7	6
Product development	22	20	40
Sales and marketing	433	442	575
Technology development and technology support	95	111	151
Others (including operations, business development, administration, finance and accounting, legal and human resources)	204	177	238

Total	761	757	1,010

	Number of Employees as of
	March 31
Location	2009	2010	2011
India	758	754	1,006
United States	3	3	4

Total	761	757	1,010

None of our employees are represented by a labor union. We believe that our relations with our employees are good. We also contract with a third party for the provision of temporary employees from time to time for various functions, including administration and staffing at our travel stores. As of March 31, 2011, we employed 76 temporary employees. As of June 30, 2011, we employed 77 temporary employees.
Insurance
We maintain and annually renew insurance for losses (but not business interruption) arising from fire, burglary as well as terrorist activities for our corporate office at Gurgaon, India, as well as for our various travel stores in 20 cities in India. In connection with our initial public offering in August 2010, we purchased a liability policy that also covers our directors and officers with a policy limit of $50 million.

Regulations
We are subject to various laws and regulations in India arising from our operations in India, including travel agent requirements and the operation of our website, call centers and travel stores.
MMT India has been recognized as an approved Inbound Tour Operator under the Guidelines for Recognition/Renewal as an Approved Inbound Tour Operator issued by the Ministry of Tourism, Government of India, as amended, which prescribes minimum requirements for capital, period of operation, office space and trained personnel, requires that the foreign exchange earnings from inbound tour operations during the preceding financial year or calendar year be not less than Rs. 2.5 million (approximately $54,300), and entitles recognized travel agents to concessions or incentives prescribed by the Ministry of Tourism from time to time.
In addition, in order to act as a travel agent or a tour operator in the National Capital Territory of Delhi, MMT India is required to obtain a licence from the Licensing Authority, Tourism Department, Government of National Capital Territory of Delhi under the Delhi Motor Vehicle Rules, 1993, as amended. MMT India has recently applied for such a license. MMT India is also currently in the process of applying to the Directorate General of Civil Aviation, Government of India, for a license to operate inclusive tour package tourist charter flights as part of our holiday packages.
MMT India has obtained a license from the Reserve Bank of India to act as a Full Fledged Money Changer, which requires that MMT India maintain a minimum net owned funds of Rs. 2.5 million (approximately $54,300). However, other than money changing services provided to certain of our existing customers, we do not intend to expand our money changing operations.
In connection with recent transfers from certain former employees to MakeMyTrip Limited of an aggregate of 37,274 shares of MMT India, representing approximately 0.01% of its issued shares, MMT India inadvertently omitted to record certain documents in accordance with foreign exchange regulations prior to approving such transfers. MMT India has applied to the Reserve Bank of India to condone such omission. The Reserve Bank of India may require the parties to pay a penalty, record the transfer at a later date or take other actions as it deems fit.
Under the Information Technology Act, 2000, as amended, we are subject to civil liability to compensate for wrongful loss or gain to any person arising from negligence in implementing and maintaining reasonable security practices and procedures with respect to sensitive personal data or information that we possess, deal with or handle in our computer systems, networks, databases and software.
We obtained approvals to operate our domestic and international call centers in India as “Other Service Providers” from the Department of Telecommunications, Ministry of Communications and Information Technology, Government of India, which are valid for 20 years from September 27, 2005 and June 6, 2001, respectively.
We obtain and maintain registrations under the Shops and Establishments Act and Rules of each state where our travel stores are located.
Our operations in India currently do not benefit from tax holidays under any applicable laws or regulations.
C. Organizational Structure
The following diagram illustrates our corporate structure and the place of formation and ownership interest of each of our subsidiaries, as of the date of this annual report.

Notes:

(1)	Remaining 0.01% ownership interest held by Deep Kalra, our Group Chairman and Group Chief Executive Officer. “Item 4. Information on the Company — B. Business Overview — Our Business — Regulations.”

(2)
On May 9, 2011 we acquired an approximate 79% equity stake in Luxury Tours & Travel Pte Ltd. We have agreed to acquire the remaining shares in Luxury Tours & Travel Pte Ltd in three tranches over a three-year earn-out period ending June 2014.

D. Property, Plants and Equipment
Our primary facility is our corporate office located in Gurgaon, India. We lease this approximate 38,000 square foot facility under a nine-year lease which commenced on March 7, 2007.
As of June 30, 2011, we also had travel stores in 20 cities in India, including Mumbai, Kolkata, Ahmedabad, Chennai, Delhi, Goa, Hyderabad, Jaipur and Pune. Outside of India, we have offices in New York and San Francisco. All of these properties are leased, and we are currently in the process of renewing certain such lease agreements for future periods.

ITEM 4A.	UNRESOLVED STAFF COMMENTS
Not applicable

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion of our business, financial condition and results of operations should be read in conjunction with “Item 3. Key information — A. Selected Financial Data” and our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in “Item 3. Key Information — D. Risk Factors” and elsewhere in this annual report. Actual results could differ materially from those contained in any forward-looking statements.
Overview
We are the largest online travel company in India, based on gross bookings for 2009, according to PhoCusWright. Through our primary website, www.makemytrip.com, and other technology-enhanced platforms, travelers can research, plan and book a wide range of travel services and products in India as well as overseas. Our services and products include air tickets, hotels, packages, rail tickets, bus tickets, car hire and ancillary travel requirements such as facilitating access to travel insurance. As reported by The Economic Times on February 6, 2011, the Indian middle class is expected to grow over three times from 160 million people currently to 547 million people by 2026. In order to meet the requirements of this growing Indian middle class travel market where Internet penetration is relatively low, we also utilize other technology-enhanced distribution channels, including call centers, our travel stores in India, as well as our travel agents’ network in India.
We generate revenue through two main lines of business, air ticketing, and hotels and packages. Sales in our air ticketing business are primarily made through our websites whereas sales in our hotels and packages business are made mainly through our call centers, travel stores and travel agents’ network. We also generate revenue through the online sale of rail and bus tickets and by facilitating access to travel insurance, as well as advertising revenue from third party advertisements on our websites.
In our air ticketing business, our three main sources of revenue are (1) commissions and incentive payments from airline suppliers for tickets booked by customers through our distribution channels, (2) service fees we charge our customers and (3) fees from our GDS service provider. Revenue from our air ticketing business generally represents the commissions, incentive payments and fees we earn as an agent on a “net” basis.
In our hotels and packages business, revenue (including revenue on air tickets sold as part of packages) is generally accounted for on a “gross” basis, representing the total amount paid by our customers for these travel services and products. The cost of procuring the relevant services and products for sale to our customers in this business are classified as service cost. Our hotels and packages revenue also includes commissions we earn for the sale of hotel rooms (without packages), and commissions we earn as an agent from other online travel agents and aggregators from whom we procure hotel rooms for our customers for hotels outside India, which are accounted for on a “net” basis.

As certain parts of our revenue are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on revenue less service cost, which is a non-IFRS measure, as we believe that revenue less service cost reflects more accurately the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our revenue less service cost may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.
The following tables reconcile our revenue (an IFRS measure) to revenue less service cost (a non-IFRS measure):

	Air Ticketing			Hotels and Packages			Other Revenue			Total
	Fiscal Year Ended			Fiscal Year Ended			Fiscal Year Ended			Fiscal Year Ended
	March 31			March 31			March 31			March 31
	2009	2010	2011	2009	2010	2011	2009	2010	2011	2009	2010	2011
	(in thousands, except percentages)
Revenue	$19,225.1	$32,119.5	$47,622.7	$48,622.8	$50,287.9	$74,558.0	$703.8	$1,152.8	$2,540.7	$68,551.7	$83,560.2	$124,721.4
Less:
Service cost	491.8	985.5	—	43,069.2	42,292.2	63,650.9	—	—	—	43,561.0	43,277.7	63,650.9

Revenue less service cost	$18,733.3	$31,134.0	$47,622.7	$5,553.6	$7,995.7	$10,907.1	$703.8	$1,152.8	$2,540.7	$24,990.7	$40,282.5	$61,070.5

% of total revenue less service cost	75.0%	77.3%	78.0%	22.2%	19.8%	17.9%	2.8%	2.9%	4.1%	100.0%	100.0%	100.0%
Key Operating Metrics
Our operating results are affected by certain key metrics that represent overall transaction activity and subsequent financial performance generated by our travel services and products. Three of the most important metrics, which are critical in determining the ongoing growth of our business, are revenue less service cost, gross bookings and net revenue margins.
Revenue from our air ticketing business is generally accounted for on a “net” basis (representing the commissions, incentive payments and fees we earn) and recognized at the time of issuance of air tickets. We account for our air ticketing revenue in this manner as we typically act as an agent and as we do not assume any performance obligation after the confirmation of the issuance of tickets. However, on a few occasions, we pre-purchase air ticket inventory in order to enjoy special negotiated rates and revenue from the sale of such tickets is accounted for on a “gross” basis (representing the price of the tickets paid by our customers) as we assume inventory risk on such pre-purchased tickets. The cost of such air tickets are classified as service cost.
Revenue from our hotels and packages business (including air tickets sold as part of packages) is generally accounted for on a “gross” basis, representing the total amount paid by our customers for these travel services and products, as we are the primary obligor and have responsibility for the delivery of services. The cost of procuring the relevant services and products for sale to our customers in this business are classified as service cost. However, our hotels and packages revenue also includes commissions we earn for the sale of hotel rooms (without packages), and commissions we earn as an agent from other online travel agents and aggregators from whom we procure hotel rooms for our customers for hotels outside India, which are accounted for on a “net” basis. Our hotels and packages revenue is recognized on the check-in date for hotel reservations and the date of departure for packages.
As certain parts of our revenue are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on revenue less service cost, as we believe this reflects more accurately the value addition of the travel services that we provide to our customers.
Gross bookings represent the total amount paid by our customers for the travel services and products booked through us, including taxes, fees and other charges, and are net of cancellations and refunds.
Net revenue margins is defined as revenue less service cost as a percentage of gross bookings and represent the commissions, fees, incentive payments and other amounts earned in our business. We follow net revenue margin trends closely across our various lines of business to gain insight into the profitability of our various businesses.

The following table sets forth the number of transactions, gross bookings and net revenue margins for our air ticketing business, and hotels and packages business for our last three fiscal years.

	Fiscal Year Ended March 31
	2009	2010	2011
	(in thousands, except percentages)
Number of transactions:
Air ticketing	1,250.8	1,766.9	2,824.6
Hotels and packages	81.4	109.7	175.9
Gross bookings:
Air ticketing	$260,945.1	$408,603.1	$647,846.9
Hotels and packages	52,365.7	57,273.1	94,608.2

	$313,310.8	$465,876.2	$742,455.1

Net revenue margins:
Air ticketing	7.2%	7.6%	7.4%
Hotels and packages	10.6%	14.0%	11.5%
Combined net revenue margin for air ticketing and hotels and packages	7.8%	8.4%	7.9%
Factors Affecting Our Results of Operations
Changes in Our Business Mix and Net Revenue Margins. Changes in the Indian air travel industry have affected, and will continue to affect, the revenue per transaction for travel agents, including our company. In particular, volatility in global economic conditions and jet fuel prices in recent years have caused our airline partners to pursue cost reductions in their operations, including reducing distribution costs. Measures taken by airlines to reduce such costs have included reductions in travel agent commissions. In our experience, the commission rate paid by airlines to travel agents has generally been decreasing and we expect this trend to continue. Many international airlines which fly to India have also either significantly reduced or eliminated commissions to travel agents. Unlike full-service airlines, low-cost airlines do not generally utilize GDSs for their ticket inventory. As a result, travel agents selling air tickets for low-cost airlines generally do not earn fees from GDSs.
In fiscal year 2010, these trends prompted Indian travel agents, including our company, to increase the amount of service fees charged to customers and the number of services for which fees are levied. As a result, although commissions in the air ticketing business faced downward pressures in the industry, our air ticketing net revenue margins increased from 7.2% in fiscal year 2009 to 7.6% in fiscal year 2010. In addition, many of our Indian airline suppliers also paid incentive fees to travel agents such as ourselves during the economic slowdown in fiscal year 2010 and most of fiscal year 2009 in order to improve their sales.
In fiscal year 2011, our air ticketing net revenue margins decreased to 7.4% from 7.6% in fiscal year 2010. This decrease was mainly a result of a reduction in the service fees we charge in our domestic air ticketing business in order to attract more customers and gain market share. This reduction in service fees partially offset the effects of an increase in our gross bookings and higher volume-related incentives we earned from the airlines during fiscal year 2011.
The hotels and packages business tends to yield higher margins than the air ticketing business, reflecting the greater value added in respect of the travel services that we provide in the hotels and packages segment as well as the diversity and more complex nature of hotels and packages services as compared with air tickets. Our net revenue margins in this business increased from 10.6% in fiscal year 2009 to 14.0% in fiscal year 2010 as we were able to negotiate more favorable terms with our suppliers on account of the growth in our number of transactions and gross bookings during these years, and also because our travel suppliers provided more favorable terms due to the slowdown in India’s economy in fiscal 2010. Our net revenue margins in the hotels and packages business decreased, however, from 14.0% in fiscal year 2010 to 11.5% in fiscal year 2011. We reduced our margin in the third quarter of fiscal year 2011 in order to increase our market share and promote new holiday packages as we continued to develop new travel destinations.
We are focused on expanding our hotels and packages business. Our hotels and packages transactions have increased over the last three fiscal years, increasing from 81,357 transactions in fiscal year 2009 to 175,869 transactions in fiscal year 2011. Gross bookings for hotels and packages have increased from $52.4 million in fiscal year 2009 to $94.6 million in fiscal year 2011. Revenue less service cost from our hotels and packages business accounted for 22.2%, 19.8% and 17.9% of our total revenue less service cost in fiscal years 2009, 2010 and 2011, respectively.

Seasonality in the Indian Travel Industry. We experience seasonal fluctuations in the demand for travel services and products offered by us. We tend to experience higher revenues from our hotels and packages business in the second and fourth calendar quarters of each year, which coincide with the summer holiday travel season and the year-end holiday travel season in India. In our air ticketing business, we tend to experience higher revenues in the third and fourth calendar quarters of each year and lower revenue in the first calendar quarter, mainly as a result of changes in demand for business travel.
Advertising and Business Promotion Expenses. Competition in the Indian online travel industry has intensified and the industry is expected to remain highly competitive for the foreseeable future. Increased competition may cause us to increase our advertising and business promotion expenses or lower our service fees in the future in order to compete effectively with new entrants and existing players in the market. We may also increase our advertising and business promotion expenses as well as personnel expenses as a result of our expansion into new markets and such expenses may not be offset by increased revenue particularly at the initial commencement of business in these new markets. We intend to invest in marketing to further increase our brand awareness through our “Memories Unlimited” marketing campaign. We expect to spend approximately $2.0 million on marketing in fiscal year 2012 in addition to our typical advertising and business promotion expenses to further strengthen our brand.
Trends and Changes in the Indian Economy and Travel Industry. Our financial results have been, and are expected to continue to be, affected by trends and changes in the Indian economy and travel industry, particularly the Indian online travel industry. These trends and changes include:
•	growth in the Indian economy and the middle class population in India, as well as increased tourism expenditure in India;
•	increased Internet penetration (particularly broadband penetration) in India;
•	increased use of the Internet for commerce in India; and
•	intensive competition from new and existing market entrants, particularly in the Indian online travel industry.
Our Revenue, Service Cost and Other Revenue and Expenses
Revenue
We started our business in 2000 with a focus on the sales of air tickets to non-resident Indians in the United States traveling inbound to India. In 2005 we started our Indian air ticketing business. Over time, we have expanded our hotels and packages business as well as introduced new non-air services and products such as the sale of rail and bus tickets, and facilitating access to travel insurance. We also generate advertising revenue from third party advertisements on our websites.
Air Ticketing. We earn commissions from airlines for tickets booked by customers through our distribution channels as well as incentive payments linked to the number of sales facilitated by us. We either deduct commissions at the time of payment of the fare to our airline suppliers or collect our commissions on a regular basis from our airline suppliers, whereas incentive payments are collected from our airline suppliers on a periodic basis. Incentives earned from airlines are recognized on the basis of performance targets agreed with the relevant airline and when performance obligations have been completed. We charge our customers a service fee for booking airline tickets. We receive fees from our GDS service provider based on the volume of sales completed by us through the GDS. Revenue from air tickets sold as part of packages is eliminated from our air ticketing revenues and added to our hotels and packages revenue.

Hotels and Packages. Revenue from our hotels and packages business generally represents the total amount paid by our customers for these services and products as well as revenue from air tickets sold as part of packages. Our hotels and packages revenue also includes commissions we earn for the sale of hotel rooms (without packages), and commissions we earn as an agent from other online travel agents and aggregators from whom we procure hotel rooms for our customers for hotels outside India, which is recorded on a “net” basis. As revenue in our hotels and packages business is accounted for on a “gross” basis, revenue from air tickets sold as part of packages is grossed up to include the fare paid by customers as well as all commissions and fees charged by us, and added to our hotels and packages revenue.
Other Revenue. Our other revenue primarily comprises revenue from commissions or fees from IRCTC for the sale of rail tickets, bus operators for the sale of bus tickets, as well as Apollo Munich Health Insurance Company Limited (previously known as Apollo DKV Insurance Company Limited) for our facilitation of the access to travel insurance, and third-party advertising on our websites. We also receive fees from aggregators from whom we procure inventory for certain bus tickets, when we book bus tickets through them. We expect that revenue from these other businesses will continue to contribute an insignificant percentage of our revenue in the near future.
Service Cost
Service cost primarily consists of costs paid to hotel and package suppliers for the acquisition of relevant services and products for sale to customers, and includes the procurement cost of hotel rooms and other local services such as sightseeing costs for packages and local transport costs; it does not include any component of personnel cost, depreciation or other operating costs. As revenue from our air ticketing business is generally recognized on a “net” basis, there is typically no service cost associated with our air ticketing business. However, on a few occasions, we pre-purchase air ticket inventory in order to enjoy special negotiated rates and revenue from the sale of such tickets is recognized on a “gross” basis (representing the retail value of the tickets paid by our customers). The cost of such air tickets are classified as service cost.
The following tables sets forth revenue recorded on a “gross” basis and on a “net” basis as well as service costs within our air ticketing business, our hotels and packages business and our other revenue during our last three fiscal years.

	Air Ticketing			Hotels and Packages			Other Revenue			Total
	Fiscal Year Ended			Fiscal Year Ended			Fiscal Year Ended			Fiscal Year Ended
	March 31			March 31			March 31			March 31
	2009	2010	2011	2009	2010	2011	2009	2010	2011	2009	2010	2011
	(in thousands)
Revenue on gross basis	$578.7	$1,110.2	$—	$48,101.0	$48,724.2	$71,155.1	$—	$—	$—	$48,679.7	$49,834.4	$71,155.1
Revenue on net basis	18,646.4	31,009.3	47,622.7	521.8	1,563.7	3,402.9	703.8	1,152.8	2,540.7	19,872.0	33,725.8	53,566.3

Revenue	19,225.1	32,119.5	$47,622.7	48,622.8	50,287.9	$74,558.0	703.8	1,152.8	$2,540.7	68,551.7	83,560.2	$124,721.4
Less:
Service cost	491.8	985.5	—	43,069.2	42,292.2	63,650.9	—	—	—	43,561.0	43,277.7	63,650.9

Revenue less service cost	$18,733.3	$31,134.0	$47,622.7	$5,553.6	$7,995.7	$10,907.1	$703.8	$1,152.8	$2,540.7	$24,990.7	$40,282.5	$61,070.5

Personnel Expenses
Personnel expenses primarily consist of wages and salaries, employee welfare expenses, contributions to mandatory retirement provident funds as well as other expenses related to the payment of retirement benefits, and employee share-based compensation.
Other Operating Expenses
Other operating expenses primarily consist of, among other things, advertising and business promotion expenses, charges by payment gateway providers and fees paid to our outsourcing service providers for our call center service and other functions.
Depreciation and Amortization
Depreciation consists primarily of depreciation expense recorded on property and equipment, such as computers and office furniture, fixtures and equipment, leasehold improvements, motor vehicles and power backup generators at certain of our offices, including our corporate office in Gurgaon, India. Amortization expense consists primarily of amortization recorded on intangible assets including website development expenses and software.

Finance Income
Finance income consists mainly of net gains and/or losses arising from the change in fair value of the derivative component on our preferred shares (being the option embedded in our preferred shares which obliges our company to issue additional preferred shares to preferred shareholders if we subsequently issue new preferred shares at lower prices than the original issue prices of the preferred shares of the same class) as well as interest income on our term deposits.
Finance Costs
Finance costs consist primarily of interest expense accrued on our convertible preferred shares which are considered as interest bearing loans for accounting purposes (except for their embedded option derivative value), bank charges, impairment loss on trade and other receivables, which represent provisions for bad and doubtful debts under certain terminated contracts with travel suppliers as well as receivables under dispute by our suppliers, and cost of initial public offering of our ordinary shares. All of our preferred shares were converted into ordinary shares upon the completion of our initial public offering in August 2010.
Foreign Currency Translation
Our functional currency and that of our subsidiary, MakeMyTrip.com Inc., is the US dollar. However, MMT India, our key operating subsidiary, primarily operates its business in Indian Rupees and its functional currency is the Indian Rupee. We report our consolidated financial statements in US dollars. The financial statements of MMT India are translated to our reporting currency using relevant exchange rates in accordance with IFRS. In particular, the assets and liabilities of our foreign operations are translated to US dollars at exchange rates as of the relevant reporting date, and the income and expenses of our foreign operations are translated to US dollars at the average of the exchange rates applicable during the relevant reporting period. Adjustments resulting from the translation of MMT India’s financial statements from its functional currency to our reporting currency are accumulated and reported as other comprehensive income (loss), which is a separate component of our shareholders’ equity. See also “— Quantitative and Qualitative Disclosures about Market Risk — Foreign Exchange Risk.”
Critical Accounting Policies
Certain of our accounting policies require the application of judgment by our management in selecting appropriate assumptions for calculating financial estimates, which inherently contain some degree of uncertainty. Our management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported carrying values of assets and liabilities and the reported amounts of revenues and expenses that may not be readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.
We believe the following are the critical accounting policies and related judgments and estimates used in the preparation of our consolidated financial statements. Our management has discussed the application of these critical accounting estimates with our board of directors and audit committee. For more information on each of these policies, see “Note 3 — Significant Accounting Policies” in the notes to our consolidated financial statements.
Revenue Recognition
We derive our revenue primarily from two sources: air ticketing and hotels and packages.
Revenue from our air ticketing business is primarily generated from our websites whereas revenue from our hotels and packages business is primarily generated through call centers, travel stores and travel agents’ network. We also generate revenue through the sale of rail and bus tickets, facilitating access to travel insurance and advertising revenue from third party advertisements on our websites.

Air Ticketing. Income from our air ticketing business comprises commissions and incentive payments from airline suppliers, service fees charged to customers and fees from our GDS service provider. We recognize income from our air ticket bookings at the time of issuance of tickets on the net commission we earn as an agent as we do not assume any performance obligation after the confirmation of the issuance of the air tickets to our customers. Incentives earned from airlines are recognized on the basis of performance targets agreed with the relevant airline and when performance obligations have been completed. In cases where we pre-purchase air tickets and assume inventory risk, revenue from the sale of such tickets are accounted for on a “gross” basis. The costs of such air tickets are classified as service cost.
Hotels and Packages. Income from our hotels and packages business, including income from air tickets sold as part of packages, is accounted for on a “gross” basis as we are the primary obligor in the arrangement and incur risk and responsibility, including the responsibility for delivery of services. Our hotels and packages revenue also includes commissions we earn for the sale of hotel rooms (without packages), and commissions we earn as an agent from other online travel agents and aggregators from whom we procure hotel rooms for our customers for hotels outside India, which are accounted for on a “net” basis. Our hotels and packages revenue is recognized on the check-in date for hotel reservations and the date of departure for packages, respectively.
Other Revenue. We also earn commissions and fees from railway and bus operators, earn fees by facilitating access to travel insurance policies to our customers and generate revenue from third party advertisements on our websites. Income from these other sources is recognized as the services are being performed.
We recognize revenue when we have persuasive evidence of an arrangement in respect of services to be provided, where such services have been rendered, and the fee is determinable and collectibility is reasonably assured. We conclude that we have persuasive evidence of an arrangement when we enter into a legally enforceable agreement with our customers with terms and conditions that describe the service and the related payments. We consider fees to be determinable when the services have been provided in accordance with the agreement, i.e. upon booking of the air ticket in the case of airline ticketing revenue and upon check-in in the case of packages and hotels, respectively. As the customer is primarily required to pay the amount at the time of transaction, collectibility is reasonably assured. We do not believe we have significant uncertainty regarding revenue recognition, or that the same would not be affected by uncertain future events. No major estimates or assumptions are made at the time of revenue recognition.
Revenue is recognized net of cancellations, refunds, discounts and taxes. In the event of cancellation of airline tickets, revenue recognized in respect of commissions earned by our company on such tickets is reversed and is net off from our revenue earned during the fiscal period at the time of cancellation. In addition, a liability is recognized in respect of the refund due to our customers for the gross amount charged to such customers net of cancellation fees. The revenue from the sale of hotels and packages and hotel reservations is recognized on the customer’s departure and check-in dates, respectively. Cancellations, if any, do not impact revenue recognition since revenue is recognized upon the availing of services by the customer.
Service Cost
Service cost primarily consists of costs paid to hotel and package suppliers for the acquisition of relevant services and products for sale to customers, and includes the procurement cost of hotel rooms and other services. Service costs also include costs of pre-purchased air tickets in respect of sale of airline tickets where our company assumes inventory risks.
Service costs are the amount paid or accrued against procurement of these services and products from the respective suppliers and do not include any other operating cost to provide these services or products. Service costs are recognized when incurred, which coincides with the recognition of the corresponding revenue.
Other operating costs include costs such as advertising and business promotion costs, payment gateway charges, web hosting charges and outsourcing fees, which are recognized on an accrual basis. Depreciation and amortization costs are amortized over the estimated useful lives of the assets.
Advertising and business promotion costs are primarily comprised of Internet, television, radio and print media advertisement costs, as well as event-driven promotion costs for our company’s products and services. Such costs are the amounts paid by us to or accrued by us toward advertising agencies or direct service providers for advertising on websites, television, print formats, search engine marketing and any other media. Advertising and business promotion costs are recognized when incurred.

Accounting Estimates
While preparing our financial statements, we make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent liabilities as of the date of our financial statements and the reported amount of revenues and expenses for the relevant reporting period.
Our estimate of liability relating to pending litigation is based on currently available facts and our assessment of the probability of an unfavorable outcome. Considering the uncertainties about the ultimate outcome and the amount of losses, we re-assess our estimates as additional information becomes available. Such revisions in our estimates could materially impact our results of operations and our financial position. We believe that the estimates used in the preparation of our consolidated financial statements are prudent and reasonable. Actual results could differ from these estimates. Any changes in estimates are recognized prospectively. Certain of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on management’s judgment.
Impairment Loss on Trade and Other Receivables
We estimate the amount of uncollectible receivables each period and establish an impairment loss for uncollectible amounts. We provide impairment loss based on (i) our specific assessment of the collectability of all significant amounts; and (ii) any specific knowledge we have acquired that might indicate that an amount is uncollectible. The assessments reflect management’s best assumptions and estimates. Significant management judgment is involved in estimating these factors, and they include inherent uncertainties. Management periodically evaluates and updates the estimates based on the conditions that influence these factors. The variability of these factors depends on a number of conditions, including uncertainty about future events, and thus our accounting estimates may change from period to period.
Share-based Payment Transactions
Our employees receive remuneration in the form of equity instruments for rendering services over a defined vesting period. The value of equity instruments granted to our employees is measured by reference to the fair value of the instrument at the relevant date of grant. We record an expense for the value of such equity instruments granted and record an increase to our equity.
The equity instruments generally vest in tranches over the vesting period. The fair value determined at the grant date is expensed over the vesting period of the respective tranches. We recognize share-based compensation net of an estimated forfeiture rate and therefore only recognize compensation cost for those shares expected to vest over the service period of the award.
We apply the Black-Scholes valuation model in determining the fair value of options granted, which requires the input of highly subjective assumptions, including the expected life of the share option, share price volatility, and the pre-vesting option forfeiture rate. Expected life is based on historical exercise patterns, which we believe are representative of future behavior. We estimate expected volatility at the date of grant based on historical volatility of comparable companies for the period equal to the expected term of the options. Expected dividends percentage is taken as zero as we do not anticipate issuing dividends. The risk-free interest rate is the yield on a treasury bond with a remaining term equal to the expected option life assumed at the date of grant. The assumptions used in calculating the fair value of share options represent our best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our share-based compensation expense could be materially different in the future. In addition, we are required to estimate share-based compensation expense net of estimated forfeitures. In determining the estimated forfeiture rates for share-based awards, we periodically conduct an assessment of the actual number of equity awards that have been forfeited to date as well as those expected to be forfeited in the future. We consider many factors when estimating expected forfeitures, including the type of award, the employee class and historical experience. If our actual forfeiture rate is materially different from our estimate, the share-based compensation expense could be significantly different from what we have recorded in the current period.

In the future, if we elect to use different assumptions under the Black-Scholes valuation model, it could result in a significantly different impact on our net income or loss.
Estimated Useful Lives of Property, Plant and Equipment and Website Development Cost
Property, Plant and Equipment. In accordance with International Accounting Standards, or IAS, 16, “Property, Plant and Equipment,” we estimate the useful lives of plant and equipment in order to determine the amount of depreciation expense to be recorded during any reporting period. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may have to be shortened, resulting in the recognition of increased depreciation expense in future periods. Likewise, if anticipated technological or other changes occur more slowly than expected, the useful lives could be extended. This could result in a reduction of depreciation expense in future periods.
Website Development Cost. Website development costs representing vendor invoices towards costs of design, configuration, coding, installation and testing of our websites are capitalized until implementation. Upon implementation, the asset is amortized to expense over its estimated useful life. Ongoing website post-implementation costs of operation and application maintenance is charged to expense as incurred. In accordance with IAS 38 “Intangible Assets,” website development costs also include costs incurred on development related to internally generated intangible assets which have been capitalized on meeting the criteria of technical feasibility, future economic benefit, marketability and separately identifiable.
We review the carrying value of long-lived assets or asset groups to be used in operations whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Factors that would necessitate an impairment assessment include a significant adverse change in the extent or manner in which an asset is used, a significant adverse change in legal factors or the business climate that could affect the value of the asset, or a significant decline in the observable market value of an asset, among others.
Income Tax
Income tax comprises current and deferred tax. Income tax expense is recognized in our profit or loss, except to the extent it relates to items directly recognized in equity, in which case it is recognized in equity.
Current Income Tax. As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. We are subject to tax assessments in each of these jurisdictions. A tax assessment can involve complex issues, which may only be resolved over extended time periods. Although we have considered all these issues in estimating our income taxes, there could be an unfavorable resolution of such issues that may affect our results of operations.
Current income tax for our current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities based on the taxable income for that period. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the reporting date.
The amount of income tax we pay is subject to evaluation of assessment proceedings by income tax authorities, which may result in adjustments to our carried forward tax losses. Our estimate of the potential outcome for any uncertain tax issue is highly judgmental. We believe we have adequately provided for any reasonably foreseeable outcome related to these matters. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, tax examinations are closed or when statutes of limitation on potential assessments expire. As a result, our effective tax rate may fluctuate significantly.
Deferred Income Tax. We recognize deferred income tax using the balance sheet approach. Deferred tax is recognized on temporary differences as of the relevant reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. We recognize a deferred tax asset only to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences and tax loss carry forwards can be utilized.

We consider many factors when assessing the likelihood of future realization of our deferred tax assets, including our recent earnings experience by jurisdiction, expectations of future taxable income, and the carry forward periods available to us for tax reporting purposes, as well as other relevant factors. Due to inherent complexities arising from the nature of our businesses, future changes in income tax law or variances between our actual and anticipated operating results, we assess the likelihood of future realization of our deferred tax assets based on our judgments and estimates. Therefore, actual income taxes could materially vary from these judgments and estimates.
The measurement of deferred tax assets involves judgment regarding the deductibility of costs not yet subject to taxation and estimates regarding sufficient future taxable income to enable utilization of unused tax losses in different tax jurisdictions. All deferred tax assets are subject to review of probable utilization. If, however, unexpected events occur in the future that would prevent us from realizing all or a portion of our net deferred tax assets, an adjustment would result in a charge to income in the period in which such determination was made.
Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities which intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities simultaneously.
Compound Financial Instruments
Compound financial instruments issued by our company comprise our convertible and redeemable preferred shares with a discretionary, non-cumulative dividend that may be converted into our ordinary share capital at the option of the holder. Our preferred shares comprise equity, liability and embedded derivative components. One preferred share is convertible into one ordinary share. As our preferred shares contain adjustment clauses that represent price protection features which protect the original preferred shareholders from decline in the fair market value of their shares, our company may have to issue a variable number of ordinary shares on conversion and hence this represents a liability.
Equity instruments are instruments that evidence a residual interest in the assets of an entity after deducting all of its liabilities. Therefore, as the initial carrying amount of our preferred shares (which are compound financial instruments) has been allocated to their equity and liability components, the equity component has been assigned the residual amount after deducting the amount separately determined for their liability component from the entire fair value of our preferred shares. The value of derivative features (such as the conversion option) embedded in our preferred shares is included as a component of liability. The sum of the carrying amounts assigned to the liability and equity components on initial recognition was equal to the fair value that would be ascribed to the instrument as a whole. No gain or loss was recognized from initially recording the components of the instrument.
The fair value of the financial liability has been initially recognized at the amount payable on demand, discounted from the first date that the amount could be required to be paid. As the preference shareholders can demand repayment of the purchase price at any time subsequent to issuance, the fair value of the liability component has been calculated at not less than the nominal amount of the preference shares issued.
The equity component has been recognized initially based on the difference between the fair value of our preferred shares as a whole and the fair value of their liability component (including the embedded derivative liability). From the liability component that included the embedded derivative liability, the fair value of the derivative liability has been separated and the balance has been accounted for as a non-derivative liability. Any directly attributable transaction costs have been allocated to the liability and equity components of our preferred shares in proportion to their initial carrying amounts. Subsequent to initial recognition, the non-derivative liability component of our preferred shares has been measured at their amortized cost using an “effective interest” method. The equity component of our preferred shares is not re-measured subsequent to its initial recognition. Separable embedded derivatives in our preferred shares are recognized as described below in “— Separable Embedded Derivatives.”

The fair value of the separable embedded derivative is measured using the binomial lattice model. Measurement inputs include share price on measurement date, expected term of the instrument, anti-dilution price of different class of convertible and redeemable preference shares, risk free rate (based on government bonds), expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), probability of funds to be raised from an initial public offering or private placement, probability of conversion or redemption of the convertible and redeemable preference shares. The assumptions used in calculating the fair value of derivative liability represent our best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our fair value of derivative liability could be materially different in the future.
Interest, dividends, losses and gains relating to the liability component of our preferred shares have been recognized in our profit or loss.
Separable Embedded Derivatives
Our preferred shares, which have all been converted to ordinary shares upon the completion of our initial public offering in August 2010, included a variable conversion feature which represents an embedded derivative feature. Such derivatives have been recognized initially at their fair value and attributable transaction costs are recognized in our profit or loss as they are incurred. Fair value of the derivatives have been determined on the date of issuance of our preferred shares using an appropriate valuation method. Subsequent to initial recognition, such derivatives have been measured at their fair value, and any changes in such value are accounted for in our profit or loss.
Results of Operations
The following table sets forth a summary of our consolidated statement of comprehensive income (loss), both actual amounts and as a percentage of total revenue, for the periods indicated.

	Fiscal Year Ended March 31
	2009		2010		2011
	Amount	%	Amount	%	Amount	%
	(in thousands, except percentages)
Revenue	$68,551.7	100.0	$83,560.2	100.0	$124,721.4	100.0
Service cost	(43,561.0)	(63.5)	(43,277.7)	(51.8)	(63,650.9)	(51.0)
Personnel expenses	(9,679.8)	(14.1)	(16,562.0)	(19.8)	(14,399.0)	(11.5)
Other operating expenses	(24,369.9)	(35.5)	(28,160.5)	(33.7)	(40,698.9)	(32.6)
Depreciation and amortization	(1,558.7)	(2.3)	(1,569.7)	(1.9)	(1,910.6)	(1.5)
Results from operating activities	(10,617.6)	(15.5)	(6,009.8)	(7.2)	4,061.9	3.3
Finance income	6,293.7	9.2	1,874.2	2.2	1,601.8	1.3
Finance costs	(3,049.6)	(4.4)	(2,062.9)	(2.5)	(3,525.7)	(2.8)
Profit (Loss) before tax	(7,373.5)	(10.8)	(6,198.6)	(7.4)	2,138.0	1.7
Income tax benefit (expense)	25.3	0.03	(8.4)	*	2,691.7	2.2
Profit (Loss) for the year	(7,348.2)	(10.7)	(6,207.0)	(7.4)	4,829.7	3.9

*	not meaningful
Fiscal Year 2011 Compared to Fiscal Year 2010
Revenue. We had revenue of $124.7 million in fiscal year 2011, an increase of 49.3% over revenue of $83.6 million in fiscal year 2010.
Air Ticketing. Revenue from our air ticketing business increased by 48.3% to $47.6 million in fiscal year 2011 from $32.1 million in fiscal year 2010. Our gross bookings increased by 58.6%, primarily due to a 59.9% growth in the number of transactions both as a result of an improvement in the overall air travel market as well as the continued increase in our domestic air ticket market share, partially offset by a 0.8% decrease in the average value per transaction. Our air ticketing net revenue margins declined to 7.4% in fiscal year 2011 from 7.6% in fiscal year 2010, primarily as a result of a reduction by us of the service fees we charge in our domestic air ticketing business in order to attract more customers and gain market share.

Hotels and Packages. Revenue from our hotels and packages business increased by 48.3% to reach $74.6 million in fiscal year 2011 from $50.3 million in fiscal year 2010. This was due to an increase of 65.2% in gross bookings, primarily due to a 60.3% increase in the number of transactions and an increase in the average value per transaction of 3.0%. Despite strong growth in our gross bookings, revenue less service cost from our hotels and packages business increased by only 36.4% to $10.9 million in fiscal year 2011 from $8.0 million in fiscal year 2010, primarily as a result of a reduction in our hotels and packages net revenue margins to 11.5% in fiscal year 2011 from 14.0% in fiscal year 2010. In fiscal year 2010, our travel suppliers provided more favorable terms due to the slowdown in India’s economy. We also reduced our margin in the third quarter of fiscal year 2011 in order to increase our market share and promote new holiday packages as we continued to develop new travel destinations.
Other Revenue. Our other revenue more than doubled to $2.5 million in fiscal year 2011 from $1.2 million in fiscal year 2010, primarily due to an increase in facilitation fees on travel insurance and the sale of rail tickets and bus tickets. We commenced the sale of rail tickets in June 2009.
Service Cost. Service cost increased by 47.1% to $63.7 million in fiscal year 2011 from $43.3 million in fiscal year 2010, as a result of an increase in the transaction volume in our hotels and packages business.
Total Revenue Less Service Cost. Our total revenue less service cost increased by 51.6% to $61.1 million in fiscal year 2011 from $40.3 million in fiscal year 2010, primarily as a result of a 53.0% increase in our air ticketing revenue less service cost in line with the increase in the number of transactions, as well as a 36.4% increase in our hotels and packages revenue less service cost, mainly reflecting the increase in the number of transactions. However, the total revenue less service cost was partially offset by reductions in the net revenue margins in our hotels and packages business to 11.5% in fiscal year 2011 from 14.0% in fiscal year 2010 and our air ticketing business to 7.4% in fiscal year 2011 from 7.6% in fiscal year 2010.
Personnel Expenses. Personnel expenses decreased by 13.1% to $14.4 million in fiscal year 2011 from $16.6 million in fiscal year 2010, primarily as a result of a reduction in employee share-based compensation costs to $0.5 million in fiscal year 2011 from $6.8 million in fiscal year 2010. The employee share-based compensation costs for fiscal year 2010 were primarily attributable to grants of fully-vested employee share options in the first quarter of fiscal year 2010, as a result of options issued under our 2001 equity option plan and grants intended to replace prior options granted under MMT India’s share option plan. Excluding employee share-based compensation costs, personnel expenses increased by 41.7% in fiscal year 2011 from fiscal year 2010, primarily as a result of annual wage increases and an increase in average employee headcount.
Other Operating Expenses. Other operating expenses increased by 44.5% to $40.7 million in fiscal year 2011 from $28.2 million in fiscal year 2010, primarily as a result of an increase in payment gateway charges, an increase in advertising and business promotion expenses, as a result of an increase in online searches, promotions on outbound tours and an increase in spending on customer relationship management, and outsourcing fees.
Depreciation and Amortization. Our depreciation and amortization expenses increased by 21.7% to $1.9 million in fiscal year 2011 from $1.6 million in fiscal year 2010, primarily as a result of costs incurred for purchases of computers and software.
Results from Operating Activities. As a result of the foregoing factors, our results from operating activities improved to an operating profit of $4.1 million in fiscal year 2011 from a loss of $(6.0) million in fiscal year 2010. Excluding the effects of employee share-based compensation costs for both fiscal years 2010 and 2011, we would have recorded an operating profit of $0.8 million in fiscal year 2010 and an operating profit of $4.6 million in fiscal year 2011.

Finance Income. Our finance income decreased to $1.6 million in fiscal year 2011 from $1.9 million in fiscal year 2010, primarily as a result of a decrease in interest income on term deposits due to our withdrawal of certain term deposits to pay down bank overdrafts, a lower rate of interest earned on Mauritius based term deposits and a reduction of the net gain recognized on the change in fair value of the embedded derivative component of our preferred shares, partially offset by a foreign exchange gain in fiscal year 2011.
Finance Costs. Our finance costs increased by 70.9% to $3.5 million in fiscal year 2011 from $2.1 million in fiscal year 2010, primarily due to costs relating to our initial public offering of $2.1 million, partially offset by a decrease in foreign exchange loss. In addition, interest expenses on the liability portion of our preference shares were $1.1 million in fiscal year 2010 and $0.4 million in fiscal year 2011.
Income Tax Benefit (Expense). We recognized income tax benefit of $2.7 million in accordance with our accounting policy on deferred tax for unutilized tax losses as on March 31, 2011, as management considered it probable that future taxable profits would be available. We had an income tax expense of $8,428 in fiscal year 2010.
Profit (Loss) for the Year. As a result of the foregoing factors, including the effects of employee share-based compensation costs, our profit for fiscal year 2011 was $4.8 million, an improvement against a loss of $(6.2) million in fiscal year 2010. Excluding the effects of employee share-based compensation costs for both fiscal years 2010 and 2011, we would have recorded a net profit of $0.6 million in fiscal year 2010 and a net profit of $5.4 million in fiscal year 2011.
Fiscal Year 2010 Compared to Fiscal Year 2009
Revenue. We had revenue of $83.6 million in fiscal year 2010, an increase of 21.9% over revenue of $68.6 million in fiscal year 2009.
Air Ticketing. Revenue from our air ticketing business increased by 67.1% to $32.1 million in fiscal year 2010 from $19.2 million in fiscal year 2009. Our gross bookings increased by 56.6%, primarily due to a 41.3% growth in the number of transactions both as a result of an improvement in the overall air travel market as well as the continued increase in our domestic air ticket market share, and a 10.8% increase in the average value per transaction. Contributing to our revenue increase was also an improvement in our air ticketing net revenue margins from 7.2% in fiscal year 2009 to 7.6% in fiscal year 2010. The improvement in our air ticketing net revenue margins was mainly due to incentive fees paid to us from certain airlines, better commissions from certain consolidators and higher per-segment revenue earned from our GDS service provider in fiscal year 2010.
Hotels and Packages. Revenue from our hotels and packages business increased by 3.4% to reach $50.3 million in fiscal year 2010 from $48.6 million in fiscal year 2009. Revenue increased at a slower rate as our hotels and packages gross bookings increased by 9.4% due to a reduction in average value per transaction by 18.9% from $644 in fiscal year 2009 to $522 in fiscal year 2010, as we sold more domestic packages in fiscal year 2010, which tend to have lower values as compared to international packages. Revenue less service cost from our hotels and packages business increased by 44.0% from $5.6 million in fiscal year 2009 to $8.0 million in fiscal year 2010, primarily due to a 34.8% increase in the number of hotels and packages transactions as well as higher net revenue margins of 14.0% in fiscal year 2010 compared to 10.6% in fiscal year 2009, as we were able to negotiate better rates with travel suppliers on account of increased volumes and also due to the slowdown in India’s economy in fiscal year 2010.
Other Revenue. Our other revenue increased by 63.8% to $1.2 million in fiscal year 2010 from $0.7 million in fiscal year 2009, primarily as our advertising revenue more than doubled from sales of third-party advertisement space on our websites (a sales initiative we started in fiscal year 2009), and we earned $0.2 million in revenue from our rail and bus services in fiscal year 2010, compared to $0.01 million from our bus services in fiscal year 2009. We commenced the sale of rail tickets in June 2009.
Service Cost. Service cost decreased slightly to $43.3 million in fiscal year 2010 from $43.6 million in fiscal year 2009, primarily as a result of a decrease in procurement cost for our hotel and packages services from $43.1 million in fiscal year 2009 to $42.3 million in fiscal year 2010 as we managed to negotiate better rates with our suppliers, partially offset by an increase in costs associated with the pre-purchase of air ticket inventory from $0.5 million in fiscal year 2009 to $1.0 million in fiscal year 2010.

Total Revenue Less Service Cost. Our total revenue less service cost increased by 61.2% to $40.3 million in fiscal year 2010 from $25.0 million in fiscal year 2009, primarily as a result of a 66.2% increase in our air ticketing revenue less service cost in line with the increase in the number of transactions and the increase in commissions due to the increase in the value per transaction and higher net revenue margins, as well as a 44.0% increase in our hotels and packages revenue less service cost, mainly reflecting the increase in the number of transactions and our net revenue margins.
Personnel Expenses. Personnel expenses increased by 71.1% to $16.6 million in fiscal year 2010 from $9.7 million in fiscal year 2009, mainly as result of a significant increase in our employee share-based compensation costs which were $6.8 million in fiscal year 2010, compared with $0.4 million in fiscal year 2009. This increase arose from grants of fully-vested employee share options in the first quarter of fiscal year 2010, both as a result of options issued under our 2001 equity option plan and grants intended to replace prior options granted under MMT India’s share option plan. The total of the remaining personnel expenses (which excludes our employee share-based compensation costs) increased by 5.7% in fiscal year 2010 primarily due to an increase in bonus accruals from $0.9 million in fiscal year 2009 to $1.6 million in fiscal year 2010, partly offset by a reduction in the overall average headcount during the fiscal year.
Other Operating Expenses. Other operating expenses increased by 15.6% to $28.2 million in fiscal year 2010 from $24.4 million in fiscal year 2009, primarily as a result of higher outsourcing fees of $4.3 million in fiscal year 2010 compared with $3.1 million in fiscal year 2009 as we outsourced most of our call center operations and back office fulfillment functions in fiscal year 2010. We entered into an agreement with Intelenet Global Services, our second outsourcing service provider, in March 2009. In fiscal year 2010, we also recorded increases in payment gateway charges and advertising and business promotion expenses in line with the growth in our business.
Depreciation and Amortization. Our depreciation and amortization expenses remained almost constant at $1.6 million in fiscal years 2009 and 2010.
Results from Operating Activities. As a result of the foregoing factors, our results from operating activities improved from a loss of $(10.6) million in fiscal year 2009 to a loss of $(6.0) million in fiscal year 2010. Excluding the effects of employee share-based compensation costs for both fiscal years 2009 and 2010, we would have recorded an operating loss of $(10.2) million in fiscal year 2009 and an operating profit of $0.8 million in fiscal year 2010.
Finance Income. Our finance income decreased significantly to $1.9 million in fiscal year 2010 from $6.3 million in fiscal year 2009, primarily as a result of the reduction of the net gain recognized on the change in fair value of the embedded derivative component of our preferred shares to $0.3 million in fiscal year 2010 from $5.0 million in fiscal year 2009 due to a reduction in the value of the anti-dilution option embedded in our preferred shares, partially offset by higher interest rates earned on our term deposits. The value of the option embedded in our preferred shares was reduced due to a lower probability of the anti-dilution option being exercised as we commenced preparation for our initial public offering.
Finance Costs. Our finance costs decreased by 32.4% to $2.1 million in fiscal year 2010 from $3.0 million in fiscal year 2009, primarily as our impairment loss on trade and other receivables was reduced to $0.04 million in fiscal year 2010 from $1.0 million in fiscal year 2009. Our impairment loss on trade and other receivables in fiscal year 2009 included receivables under dispute with certain airlines as well as outstanding receivables due from Abacus after we terminated our contract with them.
Income Tax Benefit (Expense). Our company had an income tax benefit of $25,291 for fiscal year 2009. Our income tax expense for fiscal year 2010 was $8,428. Our company had unrecognized deferred tax assets of $13.1 million as of March 31, 2010. We have not recognized deferred tax benefits in respect of the cumulative tax losses of our Indian subsidiary, MMT India, as it has a limited history of taxable profits. We shall recognize a deferred tax asset in respect of such cumulative tax losses when it is probable that MMT India will be able to realize such tax losses. Under Indian tax laws, tax losses are permitted to be carried forward for a period of eight years and tax depreciation is permitted to be carried forward for an indefinite period.

Loss for the Year. As a result of the foregoing factors, including the effects of our employee share-based compensation costs, our loss for the year improved from a loss of $(7.3) million in fiscal year 2009 to a loss of $(6.2) million in fiscal year 2010. Excluding the effects of employee share-based compensation costs for both fiscal years 2009 and 2010, we would have recorded a net loss of $(6.9) million in fiscal year 2009 and a net profit of $0.6 million in fiscal year 2010.
Our Selected Quarterly Results of Operations
The following table presents our selected consolidated quarterly results of operations for the nine fiscal quarters in the period ended March 31, 2011. This information should be read together with our audited consolidated financial statements and related notes included elsewhere in this annual report. The selected consolidated quarterly financial information has been derived from our quarterly condensed consolidated financial statements not included in the annual report. The unaudited quarterly condensed consolidated financial statements includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. Operating results for any quarter are not necessarily indicative of results for any future quarter or for a full year. There are many factors, including those discussed under “Risk Factors,” that could have a material adverse effect on our business and operating results.

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,
	2009	2009	2009	2009	2010	2010	2010	2010	2011
	(unaudited)
	(in thousands, except per share data)
Revenue:
Air ticketing	$5,464.3	$7,816.7	$7,338.8	$8,380.0	$8,584.0	$9,989.5	$10,280.7	$13,486.4	$13,866.2
Hotels and packages	8,819.0	14,558.1	9,383.8	14,115.0	12,231.0	23,222.3	13,020.7	21,461.0	16,853.9
Other revenue	271.7	252.2	241.8	351.0	307.9	510.9	527.1	845.5	657.2

Total revenue	14,555.1	22,627.0	16,964.4	22,846.0	21,122.8	33,722.8	23,828.5	35,792.9	31,377.3
Service cost:
Procurement cost of hotels and packages services	(7,448.9)	(12,360.4)	(7,857.0)	(11,808.3)	(10,266.5)	(19,863.6)	(10,960.6)	(18,511.5)	(14,315.2)
Purchase of air ticket coupons	(491.8)	(759.5)	(12.0)	(183.9)	(30.0)	—	—	—	—
Personnel expenses	(2,269.6)	(8,774.9)	(2,419.1)	(2,436.2)	(2,931.7)	(3,455.6)	(3,357.5)	(3,862.2)	(3,723.8)
Other operating expenses	(5,854.4)	(5,996.6)	(6,115.0)	(7,360.3)	(8,688.6)	(8,695.2)	(8,731.4)	(11,479.6)	(11,792.7)
Depreciation and amortization	(369.4)	(364.5)	(382.9)	(402.3)	(420.0)	(449.0)	(453.8)	(496.3)	(511.5)

Results from operating activities	(1,879.1)	(5,628.9)	178.4	654.8	(1,214.1)	1,259.3	325.2	1,443.3	1,034.1
Net finance income (costs)	(946.7)	46.5	(159.3)	(20.0)	(56.0)	52.1	(2,120.9)	183.6	(38.8)

Profit (Loss) before tax	(2,825.8)	(5,582.3)	19.1	634.8	(1,270.1)	1,311.4	(1,795.7)	1,626.9	995.3
Income tax benefit (expense)	25.3	(3.4)	—	0.5	(5.6)	(1.2)	—	1.2	2,691.7

Profit (Loss) for the period	$(2,800.5)	$(5,585.7)	$19.1	$635.4	$(1,275.7)	$1,310.2	$(1,795.7)	$1,628.1	$3,687.0

Profit (Loss) per ordinary share:
Basic	$(0.16)	$(0.32)	$0.001	$0.04	$(0.07)	$0.07	$(0.07)	$0.05	$0.11
Diluted	$(0.16)	$(0.32)	$0.001	$0.02	$(0.07)	$0.05	$(0.07)	$0.04	$0.10
The following table presents certain selected consolidated financial and operating data derived from unaudited consolidated financial statements for the nine fiscal quarters in the period ended March 31, 2011.

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,
	2009	2009	2009	2009	2010	2010	2010	2010	2011
	(in thousands, except percentages)
Number of transactions:
Air ticketing	350.2	350.4	460.8	477.3	478.4	590.5	620.9	759.2	854.0
Hotels and packages	21.6	26.1	22.2	33.3	28.0	42.6	31.4	50.7	51.2
Revenue less service cost:
Air ticketing	$4,972.6	$7,057.2	$7,326.8	$8,196.1	$8,553.9	$9,989.5	$10,280.7	$13,486.4	$13,866.2
Hotels and packages	1,370.1	2,197.7	1,526.8	2,306.6	1,964.5	3,358.7	2,060.2	2,949.6	2,538.6
Other revenue	271.7	252.2	241.8	351.0	307.9	510.9	527.1	845.5	657.2

	$6,614.4	$9,507.1	$9,095.4	$10,853.7	$10,826.3	$13,859.2	$12,867.9	$17,281.4	$17,062.0

Gross bookings:
Air ticketing	$60,771.3	$89,539.4	$94,208.8	$106,964.9	$117,889.9	$146,479.9	$138,613.3	$183,390.3	$179,363.5
Hotels and packages	9,763.9	16,112.9	10,598.3	16,440.8	14,121.0	28,164.1	17,374.7	27,214.8	21,854.5

	$70,535.2	$105,652.3	$104,807.1	$123,405.7	$132,010.9	$174,644.0	$155,988.0	$210,605.1	$201,218.0

Net revenue margins:
Air ticketing	8.2%	7.9%	7.8%	7.7%	7.3%	6.8%	7.4%	7.4%	7.7%
Hotels and packages	14.0%	13.6%	14.4%	14.0%	13.9%	11.9%	11.9%	10.8%	11.6%
Combined net revenue margin for air ticketing and hotels and packages	9.0%	8.8%	8.4%	8.5%	8.0%	7.6%	7.9%	7.8%	8.2%

Revenue from our air ticketing business has experienced continued growth since the fourth quarter of fiscal year 2009, except for the second quarter of fiscal year 2010. Our air ticketing revenue in the second quarter of fiscal year 2010 was lower than the first quarter because we sold a larger number of air tickets in the first quarter for which we had pre-purchased air tickets as we managed to secure air ticket inventory at attractive rates. Revenue from the sale of these pre-purchased air tickets was accounted for on a “gross” basis as we assumed inventory risk on such tickets. Revenue less service cost from our air ticketing business increased in all nine fiscal quarters ended March 31, 2011, growing from $5.0 million in the fourth quarter of fiscal year 2009 to $13.9 million in the fourth quarter of fiscal year 2011.
We experience seasonal fluctuations in our hotels and packages segment, with revenues, number of transactions and gross bookings being higher in the first and third quarters of each fiscal year, coinciding with the summer holiday travel season and calendar year-end holiday travel season in India, respectively. Revenue less service cost from our hotels and packages business increased from $1.4 million in the fourth quarter of fiscal year 2009 to $2.5 million in the fourth quarter of fiscal year 2011. In the third quarter of fiscal year 2011, revenue less service cost was $2.9 million as we reduced our margin in the third quarter of fiscal year 2011 to increase our market share and promote new holiday packages as we continued to develop new travel destinations.
Our air ticketing net revenue margins decreased from 8.2% in the fourth quarter of fiscal year 2009 to 7.7% in the fourth quarter of fiscal year 2011, reflecting the reduction in service fees earned on our domestic air ticketing business in order to attract more customers and gain market share.
Net revenue margins for our hotels and packages business ranged from 13.6% to 14.4% from the fourth quarter of fiscal year 2009 to the fourth quarter of fiscal year 2010 due to the comparatively favorable rates provided by travel suppliers during the slowdown in India’s economy. In fiscal year 2011, our net revenue margins decreased, reaching 11.6% in the fourth quarter of fiscal year 2011 as India’s economy improved in fiscal year 2011 and rates provided by our hotel and packages travel suppliers increased without a corresponding increase in the rates we charged to our customers, in order to increase the volume of our transactions. Our hotels and packages net revenue margins improved to 14.4%, in the second quarter of fiscal year 2010 from 13.6% in the first quarter of fiscal year 2010 due to a reduction in the cost of procurement of services from our suppliers as this period was the off peak season for travel and holidays. Our net revenue margins decreased from 14.4% in the second quarter of fiscal year 2010 to 13.9% in the fourth quarter of fiscal year 2010, as we reduced margins in our domestic hotels and packages business to increase our sales of domestic packages. This was partially offset by increasing our margin in our outbound hotels and packages business. Our net revenue margins decreased to 10.8% in the third quarter of fiscal year 2011 as we reduced margin in that quarter to increase our market share and promote new holiday packages as we continued to develop new travel destinations.
Our historical quarterly results of operations have also been impacted by our employee share-based compensation costs. Our personnel expenses of $8.8 million in the first quarter of fiscal year 2010 included $6.6 million in employee share-based compensation costs relating to grants of fully-vested employee share options awarded in that quarter, both on account of options issued under our 2001 equity option plan and options issued to replace prior options granted under MMT India’s share option plan. The overall increase in our personnel expenses was a result of salary increases, increased contributions to defined contribution plans as well as employee welfare expenses, and in the fourth quarter of fiscal year 2010 in particular, due to an increase of $0.3 million in the final accrued bonus payment for fiscal year 2010, compared with the prior quarters of fiscal year 2010. Our personnel expenses, including employee share-based compensation for the fourth quarter of fiscal year 2011 was $3.7 million, up from $2.9 million in the fourth quarter of fiscal year 2010 mainly as a result of annual wage increases and an increase in average employee headcount.
Other operating expenses increased from $5.9 million in the fourth quarter of fiscal year 2009 to $11.8 million in the fourth quarter of fiscal year 2011, primarily as a result of increases in payment gateway charges, advertising and business promotion expenses and outsourcing fees. We spent less on marketing and advertisements during the second quarter of fiscal year 2010 as the second quarter does not coincide with the holiday or vacation season in India and we also reduced our marketing expenditure during that quarter in respect of our United States-India inbound air ticketing business. Contributing to increases in our other operating expenses were increases in payment gateway charges due to the growth in our number of transactions. Our advertising and business promotion expenses were $3.7 million in the fourth quarter of fiscal year 2011 compared with $3.5 million in the fourth quarter of fiscal year 2010, primarily as a result of increases in advertising expenses for online search engines, promotions on outbound tours and increases in spending on customer relationship management in the period. Since the first quarter of fiscal year 2009, we have recorded quarter-on-quarter increases in our outsourcing fees as we continued to outsource more of our call center operations and back office fulfillment functions as our business grew.

Our depreciation and amortization increased from $0.37 million in the fourth quarter of fiscal year 2009 to $0.5 million in the fourth quarter of fiscal year 2011, primarily as a result of our purchases of computers, software and motor vehicles.
As a result of the foregoing, our results from operating activities, excluding the effects of employee share-based compensation costs, improved from a loss of $(1.8) million in the fourth quarter of fiscal year 2009 to profits of $1.0 million, $1.4 million, $0.5 million, $1.6 million and $1.1 million in the first quarter of fiscal year 2010 and in the first, second, third and fourth quarters of fiscal year 2011, respectively, but recorded a loss of $(1.1) million in the fourth quarter of fiscal year 2010.
We had net finance costs of $(0.9) million in the fourth quarter of fiscal year 2009 and net finance income of $0.05 million in the first quarter of fiscal year 2010. The fiscal year 2009 net finance cost was primarily as a result of an impairment loss on trade and other receivables of $(1.0) million in the fourth quarter of fiscal year 2009 arising out of receivables under disputes with certain airlines as well as outstanding receivables due from Abacus after we terminated our contract with Abacus. We did not record any impairment loss on trade and other receivables in the first quarter of fiscal year 2010. The impairment loss on trade and other receivables in the fourth quarter of fiscal year 2009 was partially offset by the net gain recognized on the change in fair value of the embedded derivative component of our preferred shares of $0.3 million. The net gain recognized on the change in fair value of the embedded derivative component in our preferred shares in the fourth quarter of fiscal year 2009 was due to the reduction in value of such option from the prior fiscal quarter as a result of a lower probability of the anti-dilution option being exercised. The lower probability of such anti-dilution option being exercised was due to the likelihood of our recognizing operating cash profits in the near term which could be used to meet our funding requirements and also due to higher probability of our funding requirements being met through an initial public offering. Between the second and third quarters of fiscal year 2010, the net gain recognized on the change in fair value of the embedded derivative component of our preferred shares increased from $0.01 million to $0.2 million, as a result of a further significant decrease in the value of such embedded derivative option due to a further reduction in probability of the anti-dilution option being exercised as we recognized a profit in both the second and third quarters of fiscal year 2010. We had net finance costs of $0.2 million in the second quarter of fiscal year 2010 primarily as a result of lower finance income compared to the two previous fiscal quarters, as certain of our fixed deposits matured and we earned lower interest rates on certain of our new fixed deposits as interest rates declined during that period. In the second quarter of fiscal year 2011, we had net finance costs of $2.1 million, primarily due to initial public offering costs, partially offset by a decrease in foreign exchange loss. In the third quarter of fiscal year 2011, we earned net finance income of $0.2 million, primarily as a result of $0.2 million of interest on fixed deposits and $0.1 million of foreign exchange gains partially offset by interest expenses. In the fourth quarter of fiscal year 2011, we had net finance costs of $0.04 million, primarily as a result of $0.3 million of impairment loss on receivables and interest expense partially offset by interest on fixed deposits.
Our profit (loss) before tax, including the effects of employee share-based compensation costs, was a loss of $(2.8) million in the fourth quarter of fiscal year 2009 and a loss of $(5.6) million in the first quarter of fiscal year 2010, improving to a profit of $0.02 million and $0.6 million in the second and third quarters of fiscal year 2010, respectively, and reducing to a loss of $(1.3) million in the fourth quarter of fiscal year 2010. In fiscal year 2011, our profit (loss) before tax, including the effects of employee share-based compensation costs, was a profit of $1.3 million, a loss of $(1.8) million, a profit of $1.6 million and a profit of $1.0 million in the first, second, third and fourth quarters, respectively.
Liquidity and Capital Resources
Historically, our sources of liquidity have principally been proceeds from the sale of our convertible preferred shares and ordinary shares, bank overdrafts and working capital facilities and cash flows from operations. Our cash requirements have mainly been for working capital as well as capital expenditures.

As of March 31, 2011, our primary sources of liquidity were $47.9 million of cash and cash equivalents and $16.9 million in term deposits with various banks in India, which are available on demand. Such term deposits are used to secure bank overdraft facilities with various banks in India, including HDFC Bank and ICICI Bank, which are used for working capital purposes. As of March 31, 2011, our total bank overdrafts were $3.9 million, which were all from HDFC Bank.
Our trade and other receivables primarily comprise commissions, incentive or other payments owing to us from airlines, receivables from our corporate and retail customers to whom we typically extend credit periods, security deposits paid primarily for our leased premises as well as interest accrued but not due on our term deposits. Our trade and other receivables increased from $12.4 million as of March 31, 2010 to $12.9 million as of March 31, 2011, primarily as a result of the growth of our business.
Our trade and other receivables increased from $5.4 million as of March 31, 2009 to $12.4 million as of March 31, 2010, primarily as a result of increased receivables of $2.1 million from our GDS supplier as a result of the payment terms under our contract with our current GDS supplier. We entered into an agreement with Amadeus in February 2009 under which our service fees are paid on a semi-annual basis, compared to a quarterly basis under our contract with our previous GDS supplier. Also contributing to the increase in our trade and other receivables was an increase in trade receivables of $1.2 million mainly in performance-linked incentives due from airlines and an increase in receivables of $2.3 million due from our corporate and retail customers in line with the growth of our business. We also recorded a higher amount of interest accrued but not due on our term deposits of $1.7 million as of March 31, 2010, compared with $0.9 million as of March 31, 2009, as a result of higher interest due on one of our term deposits.
Our other current assets primarily consist of deposits and advances to our suppliers to secure better prices and availability of inventory in future periods. Our other current assets increased significantly from $7.5 million as of March 31, 2010 to $17.9 million as of March 31, 2011, primarily due to increases in advances to airlines primarily for fiscal year 2012 by $7.4 million and increases in advances to hotels by $1.9 million due to the growth of our business.
Our other current assets increased significantly from $3.7 million in fiscal year 2009 to $7.5 million in fiscal year 2010, primarily due to increases in advances made to our airline and hotel suppliers. The increase in advances to our suppliers as of March 31, 2010 as compared with March 31, 2009 was also due to a four-day bank holiday and weekend period in India from April 1 to April 4, 2010, during which we extended advances to our suppliers to take into account the increase in business during this holiday period.
We also have a secured working capital facility from HDFC Bank for cash credit of up to Rs. 100 million (approximately $2.2 million) and an overdraft facility of Rs. 400 million (approximately $8.7 million) and an overdraft facility from YES Bank of Rs. 150 million (apoproximately $3.3 million). The cash credit is secured by an assignment of certain of our credit card receivables and charges over our current assets and fixed assets. As of March 31, 2011, interest is payable monthly on such facilities, at a rate of 12.25%, 8.49% (weighted average fixed deposit rate plus 1.00%) and 11.75% (base rate plus 3.75%) per annum, respectively. As of March 31, 2011, we had drawn down $3.9 million against our HDFC Bank facilities and had not drawn down against our YES Bank facility.
From time to time, we are also required by certain international and Indian airlines, hotels and packages suppliers, as well as certain aggregators from whom we obtain hotel inventory and other travel suppliers to obtain bank guarantees to secure our obligations to them. As of March 31, 2011, MMT India had obtained approximately $18.4 million in bank guarantees mainly from YES Bank in favor of International Air Transport Association, or IATA, against any payment default by us to all airlines participating in IATA’s bill settlement plan, and MakeMyTrip.com Inc. had obtained certificates of deposit totaling approximately $0.7 million for purposes of providing guarantees to various international airlines. Apart from the foregoing borrowings, we have no outstanding bank loans or financial guarantees or similar commitments to guarantee our payment obligations or those of third parties.
We believe that our current cash and cash equivalents and cash flow from operations will be sufficient to meet our anticipated regular working capital requirements and our needs for capital expenditures, for the next 12 months. We may, however, require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue.

The following table sets forth the summary of our cash flows for the periods indicated:

	Fiscal Year Ended March 31
	2009		2010	2011
	(in millions)
Net cash from/(used in) operating activities	$(3.1)		$5.2	$(6.3)
Net cash from/(used in) investing activities	(11.8)		3.5	(3.0)
Net cash from/(used in) financing activities	14.3		(0.2)	52.4
Net increase/(decrease) in cash and cash equivalents	(0.6)		8.5	43.0
Cash and cash equivalents at beginning of period	(2.4)		(2.4)	5.3
Effect of exchange rate fluctuations on cash held	0.6		(0.7)	(0.5)
Cash and cash equivalents at end of period	(2.4	)(1)	5.3 (2)	47.9 (3)

Notes:

(1)	Includes $7.9 million of bank overdrafts and excludes $16.0 million of term deposits not classified as “cash and cash equivalents.”

(2)	Includes $4.0 million of bank overdrafts and excludes $14.5 million of term deposits not classified as “cash and cash equivalents.”

(3)	Includes $3.9 million of bank overdrafts and excludes $16.9 million of term deposits not classified as “cash and cash equivalents.”
Net Cash From/(Used In) Operating Activities. In fiscal year 2011, net cash flows used in operating activities were $6.3 million, primarily resulting from total collections against revenue of $120.2 million, offset by total cash payments to suppliers in relation to service costs incurred of $73.2 million and total cash outflows in respect of personnel and other operating expenses of $53.3 million.
Total collections against revenue were $120.2 million, compared to revenue of $124.7 million recognized in fiscal year 2011. This was primarily due to an increase in receivables from airlines of $2.3 million, partially offset by an increase in advances received from our customers of $3.6 million. There was also an increase in withholding tax deductions for commissions or payments received from airlines and other suppliers by $3.1 million which reduced our collections. We also recognized deferred income of $2.6 million as revenue during fiscal year 2011 in relation to an upfront incentive payment which was received in the previous fiscal year from our current GDS service provider.
Total cash payments to suppliers in relation to service costs incurred in fiscal year 2011 were $73.2 million, as compared with $63.7 million in service costs accrued. This was primarily due to deposits and advances paid to suppliers for the promotion of holiday products, including advances to airlines for fiscal year 2012.
Total cash outflows in respect of personnel and other operating expenses were $53.3 million, in comparison to $55.1 million in such expenses accrued in fiscal year 2011. This was primarily due to an increase in other current liabilities by $1.1 million and non-cash employee share-based compensation costs of $0.5 million.
Total collections against revenue were $80.9 million, compared to revenue of $83.6 million recognized in fiscal year 2010. This was primarily due to the payment terms under our contract with our current GDS service provider entered into in February 2009, which provided for the payment of segment incentives and service fees on a semi-annual basis. Service fees for October 2009 to March 2010 were due within a 45-day period following the end of such period. As a result, as of March 31, 2010, we had an increase of $1.9 million in outstanding receivables due from our GDS service provider. During fiscal year 2010, we also had an arrangement with one of our airline suppliers, which provided for incentive payments for the period from November 2009 to March 2010 to be paid by May 2010. Primarily, as a result, our receivables due from airlines increased by $1.1 million. We also recorded an increase in receivables due from our corporate and retail customers of $2.0 million in line with the overall growth of our business. We also recognized deferred income amounting to $0.6 million as revenue during fiscal year 2010 in relation to an upfront incentive payment which was received in the previous fiscal year from our current GDS service provider. Such reduction in collections from customers was partially offset by an increase of $2.7 million in advances received from or refunds due to customers primarily in line with the growth in our business.

Total cash payments to suppliers in relation to service costs incurred in fiscal year 2010 were $40.1 million, as compared with $43.3 million in service costs accrued. This was primarily due to an increase in credit of $5.1 million made available to us from a number of our airline and hotel suppliers due to the growth in our business. We also recorded service costs of $0.8 million in respect of air ticket coupons utilized in fiscal year 2010 but which had already been paid for in fiscal year 2009, so no cash outflow was required in fiscal year 2010. The foregoing was partly offset by an increase of $2.9 million in advances paid to our suppliers, as a result of an increase in $1.8 million in floating deposits held with our low cost airline suppliers. Such floating deposits are provided to the airlines in respect of ticket sales and are generally utilized within a one week period. The increase in advances to low cost airlines as of March 31, 2010 as compared with March 31, 2009 was also due to a four-day bank holiday and weekend period in India from April 1, 2010 to April 4, 2010, during which we extended advances to our low cost airline suppliers to ensure regular sale of tickets during such period. Further increasing our advances to suppliers in fiscal year 2010 was a $0.3 million floating advance provided to IRCTC in respect of our rail ticketing business which commenced in fiscal year 2010.
Total cash outflows in respect of personnel and other operating expenses were $35.5 million, in comparison to $44.7 million in such expenses accrued in fiscal year 2010. This was primarily due to an expense relating to non-cash employee share-based compensation of $6.8 million, an increase in accrued variable bonus expense of $0.6 million which were not paid as of March 31, 2010 and also an increase in marketing and other expenses in the last quarter of fiscal year 2010 due to the growth of our business and in respect of the upcoming summer season in 2010, which remained unpaid as of March 31, 2010. These increases in expenses were partly offset by an increase in prepaid expenses by $0.2 million primarily as a result advances made to our CRM service provider.
In fiscal year 2009, cash flows used in operating activities exceeded cash flows generated from operating activities by $3.1 million, primarily resulting from total collections against revenue of $75.1 million, offset by total cash payments to suppliers in relation to service costs incurred of $44.4 million as well as cash outflows in respect of personnel and other operating expenses of $33.9 million.
Total collections against revenue were $75.1 million, compared to revenue of $68.6 million recognized in fiscal year 2009. Our cash collections were higher than revenue recognized as we achieved an increase in deferred income of $1.4 million as a result of upfront incentives received from Amadeus, our current GDS provider, as well as Apollo Munich Health Insurance Company Limited. We also achieved better collections and collected receivables from the previous fiscal year from our GDS service provider and airlines, which resulted in a reduction in outstanding receivables due from our GDS service provider by $1.6 million and receivables due from airlines by $1.8 million. There were also increases in advance received from customers or refunds due to customers by $2.7 million due to the growth of our business. This was partly offset by increases in receivables due from our corporate and retail customers by $0.7 million in line with the growth of our business. There was also an increase in withholding tax deductions for commissions or payments received from airlines and other suppliers by $0.3 million which reduced our collections.
Total cash payments to suppliers in relation to service costs incurred in fiscal year 2009 was $44.4 million, as compared with $43.6 million in service costs accrued. This was primarily due to $0.8 million we paid for pre-purchased air ticket coupons during fiscal year 2009 which were utilized and expensed in fiscal year 2010.
Total cash outflows in respect of personnel and other operating expenses were $33.9 million, in comparison to $34.0 million in such expenses accrued in fiscal year 2009.
Net Cash From/(Used In) Investing Activities. In fiscal year 2011, cash used in investing activities was $3.0 million, primarily as a result of cash deposited in our term deposits with banks amounting to $2.5 million (computed using average exchange rates for the period), and net investment of $1.2 million in fixed assets, as well as investment of $1.6 million in software and website development projects, partially offset by interest received on our term deposits. In fiscal year 2010, cash from investing activities was $3.5 million, primarily as a result of withdrawal of certain of our term deposits with banks amounting to $3.7 million (computed using average exchange rates for the year), which were used to pay down our bank overdrafts, and interest received on our term deposits of $0.9 million, partially offset by our investment of $0.7 million in fixed assets as well as investment of $0.5 million in software. In fiscal year 2009, cash used in investing activities was $11.8 million, primarily as a result of our term deposits with banks amounting to $11.5 million (computed using average exchange rates for the year), our investment of $7.8 million and subsequent sale of our investment amounting to $7.8 million in certain short term mutual funds, our investment of $0.6 million in fixed assets as well as investment of $0.3 million in our websites, partially offset by interest received on our term deposits of $0.6 million.

Net Cash From/(Used In) Financing Activities. In fiscal year 2011, cash from financing activities was $52.4 million, primarily as a result of net proceeds from the issuance of ordinary shares in our initial public offering of $52.0 million. Additionally, we collected $1.3 million as proceeds from the issuance of shares on exercise of share options by certain of our employees. The cash from these issuances was partially offset by $0.3 million paid for the acquisition of additional interest in MMT India that we purchased from certain of our ex-employees and $0.6 million interest paid on our bank overdrafts and working capital facilities. In fiscal year 2010, cash used in financing activities was $0.2 million, primarily as a result of interest paid on bank overdrafts and our working capital facilities of $0.3 million, partially offset by the increase in certain motor vehicle loans. In fiscal year 2009, cash from financing activities was $14.3 million, primarily as a result of the $15.0 million proceeds from our issuance of convertible preferred shares in May 2008. The cash from this issuance was partially offset by interest paid on bank overdrafts and our working capital facilities of $0.6 million in fiscal year 2009.
Capital Expenditures
We have historically financed our capital expenditure requirements with cash flows from operations, as well as through the sale of our convertible and redeemable preferred shares and ordinary shares.
We made capital expenditures of $0.9 million, $1.1 million and $2.8 million in fiscal years 2009, 2010 and 2011, respectively. As of March 31, 2011, we had committed capital expenditures of $2.5 million, of which we expect to spend $2.0 million during fiscal year 2012 and the remainder over the next five years. In addition, we expect to spend an additional approximately $5.0 million to $6.0 million on capital expenditures during fiscal year 2012. The capital expenditures in the past principally consisted of purchases of servers, workstations, computers, computer software, leasehold improvements and other items related to our technology platform and infrastructure, upgrading of our websites, as well as improvements to our leasehold premises.
Off-Balance Sheet Arrangements
As of March 31, 2011, MMT India had obtained approximately $18.4 million in bank guarantees mainly from YES Bank in favor of IATA, against any payment default by us to all airlines participating in IATA’s bill settlement plan, and MakeMyTrip.com Inc. had obtained certificates of deposit totaling approximately $0.7 million for purposes of providing guarantees to various international airlines. Apart from the foregoing, we do not have any outstanding off-balance sheet derivative financial instruments, guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.
Inflation
Inflation in India has not had a material impact on our historical results of operations included in this annual report.
Quantitative and Qualitative Disclosures about Market Risk
Our business activities are exposed to a variety of market risks, including credit risk, foreign currency risk and interest rate risk.
Credit Risk. Financial instruments that potentially subject us to concentrations of credit risk consist principally of term deposits, cash equivalents, and trade and other receivables. By their nature, all such financial instruments involve risks, including the credit risk of non-performance by counterparties. Our cash equivalents, bank balances and term deposits are placed with banks with high investment grade credit ratings, and our term deposits may be withdrawn at any time prior to maturity except that this would result in a lower interest rate. Trade and other receivables are typically unsecured and arise mainly from commissions and incentive payments owing to us from our airline suppliers, receivables from our hotel suppliers which represent amounts owing to us from deposits we place with such hotels, and receivables from our corporate and retail customers to whom we typically extend credit periods. We review the credit worthiness of our clients to which we have granted credit terms in the normal course of the business. We believe there is no significant risk of loss in the event of non-performance of the counterparties to these financial instruments, other than the amounts already provided for in our financial statements. See note 30 to our audited consolidated financial statements for additional information relating to our exposure to credit risk.

Foreign Exchange Risk. We are exposed to movements in currency exchange rates, particularly those related to the US dollar and the Indian Rupee. As the functional currency of MMT India, our key operating subsidiary, is the Indian Rupee, our exposure to foreign currency risk primarily arises in respect of our non-Indian Rupee-denominated trade and other receivables, trade and other payables and cash and cash equivalents, which were $3.6 million, $11.0 million and $1.0 million, respectively, as of March 31, 2011, and $6.8 million, $5.6 million and $1.1 million, respectively, as of March 31, 2010. Based on our operations in fiscal year 2011, a 10.0% appreciation of the US dollar against the Indian Rupee as of March 31, 2011, assuming all other variables remained constant, would have decreased our profit for the year by $0.6 million. Similarly, a 10.0% depreciation of the US dollar against the Indian Rupee as of March 31, 2011, assuming all other variables remained constant, would have increased our profit for the year by $0.4 million. Based on our operations in fiscal year 2010, a 10.0% appreciation of the US dollar against the Indian Rupee as of March 31, 2010, assuming all other variables remained constant, would have decreased our loss for the year by $0.2 million. Similarly, a 10.0% depreciation of the US dollar against the Indian Rupee as of March 31, 2010, assuming all other variables remained constant, would have increased our loss for the year by $0.2 million.
We are also exposed to movements between the US dollar and the Indian Rupee in our operations, as approximately 9.1% and 7.2% of our revenue for fiscal years 2010 and 2011, respectively, was generated by MMT India from its air ticketing business and received in US dollars although our expenses are generally incurred in Indian Rupees. We currently do not have any hedging agreements or similar arrangements with any counter-party to cover our exposure to any fluctuations in foreign exchange rates. While we do incorporate margins in our pricing to cover any adverse fluctuations in foreign exchange rates, there can be no assurance that such margins will adequately protect us from adverse fluctuations in foreign exchange rates and hence our earnings remain susceptible to foreign exchange rate fluctuations. However as this risk associated with currency exchange is largely confined to our non-Indian Rupee revenue, we believe our exposure is minimal and immaterial.
Interest Rate Risk. Our exposure to interest rate risk for changes in interest rates relates primarily to our term deposits and bank overdrafts. As of March 31, 2011, we had fixed rate financial instruments totaling $16.9 million, consisting of our term deposits, and variable rate financial instruments totaling $3.9 million, consisting of our bank overdrafts. As of March 31, 2010, we had fixed rate financial instruments totaling $55.4 million (including term deposits totaling $14.5 million and $40.8 million of preferred shares which converted into ordinary shares upon the completion of our initial public offering), and variable rate financial instruments totaling $4.0 million, consisting of our bank overdrafts. We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. Our future interest income and financing cost may fluctuate in line with changes in interest rates. We do not account for any fixed rate financial instruments at fair value through profit or loss. Accordingly, a change in interest rates as of March 31, 2011 would not have affected our profit or loss. Based on our consolidated balance sheet as of March 31, 2011, a sensitivity analysis shows that an increase of 100 basis points in interest rates as of March 31, 2011 would have decreased profit or increased loss by $0.04 million and would not have had any impact on our equity. Similarly, a decrease of 100 basis points in interest rates as of March 31, 2011 would have increased profit or decreased loss by $0.04 million and would not have had any impact on our equity.
New Accounting Standards and Interpretations Not Yet Adopted by Our Group
IFRS 9 ‘Financial Instruments’, is part of the IASB’s wider project to replace IAS 39 ‘Financial Instruments: Recognition and Measurement’. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets, amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The effective date for IFRS 9 is annual periods beginning on or after January 1, 2013 with early adoption permitted. The Group is in the process of evaluating the impact of the new standard.

Improvements to IFRS- In May 2010, the IASB published “Improvements to IFRSs 2010” — a collection of eleven amendments to six International Financial Reporting Standards — as part of its program of annual improvements to its standards, which is intended to make necessary, but non-urgent, amendments to standards that will not be included as part of another major project. The amendments resulting from this standard mainly have effective dates for annual periods beginning on or after July 1, 2010, although entities are permitted to adopt them earlier. The Group is evaluating the impact of these amendments on the Group’s consolidated financial statements.
IAS 24, “Related Party Disclosure (revised 2009)”, requires disclosure of related party relationships, transactions and outstanding balances, including commitments, in the consolidated and separate financial statements of a parent, venturer or investor presented in accordance with IAS 27 Consolidated and Separate Financial Statements. This Standard also applies to individual financial statements. These amendments are effective for accounting periods beginning on or after January 1, 2011. The Group is evaluating the impact of these amendments on the Group’s consolidated financial statements.
Contractual Obligations
The following table sets forth our contractual obligations as of March 31, 2011. Other than the lease obligations specified below, we do not have any long-term commitments:

	Payment Due by Period
		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years
	(in thousands)
Operating lease obligations(1)	$8,564.0	$1,561.8	$3,169.4	$2,638.2	$1,194.6
Finance lease obligations(2)	30.3	11.3	19.0	—	—
Purchase obligations(3)	2,464.7	1,967.9	331.2	165.6	—
Bank overdraft(4)	3,856.0	3,856.0	—	—	—
Employee Benefits(5)	667.1	—	—	—	—

Notes:

(1)	Operating lease obligations relate to our leasing arrangements for our various office premises.

(2)	Finance lease obligations relate to our leasing arrangements for motor vehicles used in our business.

(3)	We enter into purchase orders from time to time for various equipment or other requirements for our business.

(4)	Secured against term deposits.

(5)
Employee benefits in the statement of financial position include $667,050 in respect of employee benefit obligation. For this amount, the extent of the amount and timing of repayment/settlement is not reliably estimable or determinable at present and accordingly have not been disclosed in the table above.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
Our board of directors consists of nine directors.

The following table sets forth the name, age and position of each of our directors, executive officers and significant employees as of the date hereof:

Name	Age	Position/Title
Directors:
Deep Kalra	42	Group Chairman and Group Chief Executive Officer
Ravi Adusumalli	35	Director
Sanjeev Aggarwal	51	Director
Aditya Tim Guleri	46	Director
Philip C. Wolf	55	Director(2)
Vivek N. Gour	48	Independent Director
Frederic Lalonde	37	Independent Director
Gyaneshwarnath Gowrea	45	Director
Mohammad Akhtar Janally	28	Director
Executive Officers(1):
Keyur Joshi	38	Group Chief Operating Officer
Rajesh Magow	42	Group Chief Financial Officer
Mohit Gupta	37	Group Chief Marketing Officer
Amit Somani	39	Group Chief Products Officer

Notes:

(1)	Other than directors who are also executive officers.

(2)
Mr. Philip C. Wolf satisfies the independence requirements of Rule 5605 of the Nasdaq Stock Market, Marketplace Rules but does not satisfy the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Directors
Deep Kalra is our founder, Group Chairman and Group Chief Executive Officer, and was appointed to our board of directors on October 9, 2001. Mr. Kalra’s responsibilities as Group Chief Executive Officer include executing our business strategy and managing the overall performance and growth of our company. Mr. Kalra has over 18 years of experience in e-commerce, sales, corporate finance and financial analysis. Prior to founding our company in April 2000, Mr. Kalra worked with GE Capital, a subsidiary of the General Electric Company, for just over a year, where he was vice president of business development. Mr. Kalra had previously also worked with AMF Bowling Inc. and ABN AMRO Bank. Both General Electric and AMF Bowling are listed companies in the United States. Mr. Kalra also serves as an independent director of IndiaMART InterMESH Limited and One 97 Communications Limited. Mr. Kalra is also a member of the executive council of the National Association of Software and Services Companies (NASSCOM) in India and chairs NASSCOM’s Internet working group, as well as a charter member of The Indus Entrepreneurs (TiE) and serves on the board of TiE, Delhi. Mr. Kalra has a bachelor’s degree in economics from St. Stephen’s College, Delhi University, India, and a master’s degree in business administration from the Indian Institute of Management, Ahmedabad, India.
Ravi Adusumalli was appointed to our board of directors on July 20, 2005 as a nominee of SAIF. He is a partner of SAIF Partners II L.P., or SAIF Partners, and has been engaged by SAIF Partners since 2002. Prior to that, Mr. Adusumalli worked with Credit Suisse First Boston as an associate and also with Wasatch Funds. Mr. Adusumalli has a bachelor of arts degree from Cornell University, United States. The business address for Mr. Adusumalli is PO Box 12430, Zephyr Cove, NV 89448, United States.
Sanjeev Aggarwal was appointed to our board of directors on December 18, 2006 as a nominee of Helion Venture. He was previously the chief executive officer of IBM Daksh from July 2004 to July 2006. He was also the founder and chief executive officer of Daksh eServices Private Limited from January 2000 until June 2004. Mr. Aggarwal has a bachelor of science degree in electrical engineering and a master’s degree in business administration from Punjab University, India. The business address for Mr. Aggarwal is Block B, 9th Floor, Vatika Towers, Sector 54, Gurgaon 122 002, Haryana, India.
Aditya Tim Guleri was appointed to our board of directors on April 3, 2007 as a nominee of Sierra Ventures VIII-A, L.P., Sierra Ventures VIII-B, L.P. and Sierra Ventures Associates VIII, LLC. Mr. Guleri is a managing member of with Sierra Ventures Associates VIII, LLC, the general partner of Sierra Ventures VIII-A, L.P. and Sierra Ventures VIII-B, L.P., and in that capacity, he serves on the boards of directors of various companies that Sierra Ventures invests in, providing operational and financial guidance. Prior to joining Sierra Ventures Associates VIII, LLC in February 2001, Mr. Guleri was vice chairman and executive vice president with Epiphany, Inc. from March 2000 until February 2001, and prior to that, he was chairman, chief executive officer and co-founder of Octane Software Inc. since September 1997. He started his career in September 1989 with the information technology team at LSI Logic Corporation until September 1991 and worked with Scopus Technology Inc. from 1992 until 1996. Mr. Guleri has a bachelor of science degree in electrical engineering from Punjab Engineering College, Chandigarh, India and a master of science degree in engineering and operating research from Virginia Polytechnic Institute and State University, United States. The business address for Mr. Guleri is 2884 Sand Hill Road, Suite 100, Menlo Park, CA 94025, United States.

Philip C. Wolf was appointed to our board of directors on July 20, 2005. Mr. Wolf is non-executive chaiman of PhoCusWright, a travel industry research firm he founded in 1994. Mr. Wolf was president and chief executive officer of PhoCusWright prior to its acquisition by Northstar Travel Media LLC in June 2011. Prior to founding PhoCusWright, Mr. Wolf was president and chief executive officer of a venture-funded software developer and travel booking engine pioneer which held two patents for its pricing algorithms. He also sits on the board of Sparrow Media, LLC. Formerly an adjunct professor at New York University’s Graduate Center for Hospitality, Tourism and Sports Management, he is currently a distinguished lecturer at the Cornell University School of Hotel Administration. Mr. Wolf has a bachelor of arts degree in public policy studies from Duke University, United States and a master’s degree in business administration from the Owen Graduate School of Management, Vanderbilt University, United States. The business address for Mr. Wolf is 1 Route 37 East, Suite 200, Sherman, CT 06784, United States.
Vivek N. Gour was appointed to our board of directors on May 1, 2010. Mr. Gour is also the managing director and chief executive officer of Air Works India Engineering Private Limited, a privately held company in which he has a significant equity stake. Prior to joining our company, Mr. Gour was the chief financial officer of Genpact Limited from January 2005 to February 2010; Genpact is listed on the New York Stock Exchange. From October 2003 to December 2004, Mr. Gour served as chief financial officer for GE Global Business Processes. From October 2002 to September 2003, he served as chief financial officer of GE Capital India, and from August 2001 to September 2002 as senior vice-president (strategic projects) of GE Capital India. Mr. Gour has a bachelor of commerce degree from Mumbai University, India, and a master of business administration (finance) from Delhi University, India.
Frederic Lalonde was appointed to our board of directors on December 18, 2006. Mr. Lalonde is the founder, director and chief executive officer of Hopper Inc. (formerly known as Openplaces Inc.), a privately held company which runs www.hopper.travel, a travel search engine. Prior to founding his own company, Mr. Lalonde worked at Expedia Inc. from 2004 to 2006 where he served as vice president of hotel supplier strategy and vice president of hotels and packages product planning. Mr. Lalonde has also been a director of Sparrow Media LLC since August 2009. The business address for Mr. Lalonde is 5795, Ave de Gaspe, Suite 100, Montreal, QC, Canada, H2S 2X3.
Gyaneshwarnath Gowrea was appointed to our board of directors on February 11, 2009 and is one of our resident directors in Mauritius. Mr. Gowrea has been a managing director with Multiconsult Limited since 2009. From 2007 to 2008, he was director of Global Services Ltd. and from 1999 to 2006 he was a manager with Multiconsult. Mr. Gowrea completed his secondary education at John Kennedy College in Mauritius and holds various professional qualifications, including being a fellow of the Chartered Association & Certified Accountants, United Kingdom and a fellow of the Mauritius Institute of Directors. The business address for Mr. Gowrea is Rogers House, 5 President John Kennedy Street, Port Louis, Mauritius.
Mohammad Akhtar Janally was appointed to our board of directors on February 11, 2009 and is one of our resident directors in Mauritius. Mr. Janally is a manager at Multiconsult, having joined Multiconsult Limited in July 2003. Mr. Janally is a member of the Association of Chartered Certified Accountants, United Kingdom. The business address for Mr. Janally is Rogers House, 5 President John Kennedy Street, Port Louis, Mauritius.
Executive Officers
Keyur Joshi is our co-founder and group chief operating officer. Prior to co-founding our company in 2000, Mr. Joshi worked with Around the World Travel (now renamed Justfares.com) in Seattle, United States, and he has over 10 years of experience in the online travel industry. Mr. Joshi also served as senior officer with Tata Motors from March 1997 to March 1998. Mr. Joshi has a bachelor’s degree in chemistry from Gujarat University, India, and a master’s degree in business administration from the City University of New York, United States.

Rajesh Magow is our co-founder and group chief financial officer. Mr. Magow has over 18 years of experience in the information technology and Internet industries. After being part of our senior management team in 2001 for a few months, Mr. Magow worked with Tecnovate eSolutions Private Limited, a wholly-owned subsidiary of eBookers.com (a United Kingdom-based online travel company that was listed on NASDAQ until it was acquired by the Cendant group in February 2005) from 2001 to June 2006 as its chief financial officer and head of financial services, and also served as its acting chief executive officer for approximately one year. Mr. Magow was also part of the senior management team that set up eBookers’ call center and back office operations in India and was a board member of Tecnovate from January 2001 to June 2006. Prior to Tecnovate, he also worked with Aptech Limited and Voltas Limited. Mr. Magow rejoined our company in 2006. Mr. Magow also serves as a director of Flipkart Online Services Private Limited. Mr. Magow is a chartered accountant from the Institute of Chartered Accountants of India.
Mohit Gupta is our group chief marketing officer. Prior to joining us in May 2008, Mr. Gupta served as vice president, marketing for Pepsi Foods Private Limited and worked in numerous other capacities at Pepsi Foods Private Limited. from July 1998 to April 2008. Mr. Gupta holds a bachelor of engineering (mechanical) degree from Sardar Patel University, Vallabh Vidyanagar, India and a master’s degree in business administration from the Indian Institute of Management, Kolkata, India.
Amit Somani is our group chief products officer. Prior to joining us in January 2010, Mr. Somani served as group product manager for Google Inc. (India) from July 2007 to December 2009, and prior to that as director of engineering and product management at IBM in San Jose, California, United States, from July 1995 to May 2007. Mr. Somani has over 15 years of experience in online businesses. Mr. Somani holds a bachelor of technology degree in computer science and engineering from the Institute of Technology, Banaras Hindu University, Varanasi, India and a master’s degree in computer science from the University of Wisconsin, United States. Mr. Somani holds seven patents and is the recipient of three IBM outstanding technical achievement awards.
B. Compensation
For fiscal year 2011, the aggregate cash compensation (including director’s fees) that we paid to our directors and executive officers included in the list under the heading “— Directors and Executive Officers of our Group” was $1.31 million, which included $0.35 million in base salary, $0.18 million in housing and rent allowance, $0.22 million in special allowances and $0.56 million in bonuses and others (including the variable component of such bonuses). Our employment agreements (as amended from time to time) with each of our group chief executive officer, group chief operating officer and group chief financial officer provide for bonus entitlements calculated as a percentage of gross annual salary and linked to gross sales targets of our company. Our employment agreements with our other executive officers provide for a variable performance component which is payable upon each of the individual officer and our company attaining certain performance targets. These aggregate cash compensation amounts for fiscal year 2011 do not include stock compensation and employee benefits to our directors and executive officers. Stock compensation to our directors and executive officers are disclosed separately in the table under “— Outstanding Options”, and employee benefits to our directors and executive officers are disclosed separately under “— Employee Benefit Plans.”
Share Incentive Plans
Equity Option Plan
Our board of directors adopted the MakeMyTrip.com 2001 Equity Option Plan, or our equity option plan, on January 12, 2001, retrospectively effective from June 1, 2000, pursuant to the enabling authority granted under a shareholders’ resolution dated January 12, 2001, in order to attract and retain appropriate talent in the employment of our company, to motivate our employees with incentives, to create shareholder value by aligning the interests of employees with the long term interests of our company and to create a sense of ownership and provide wealth creation opportunities for our employees. MMT India had also adopted an equity option plan in 2006. Employees who were previously granted options under the MMT India equity option plan have instead been granted options under our equity option plan. The MMT India equity option plan and all options granted to employees under such plan were terminated with effect from July 14, 2010. The following paragraphs describe the principal terms of our equity option plan.

Administration
Our equity option plan is administered by the compensation committee of our board of directors. Among other things, our compensation committee determines the terms and conditions of each option grant, including, but not limited to, the number of options, exercise price, vesting period, exercise period and any lock-in period, forfeiture provisions, adjustments to be made to the number of options and exercise price in the event of a change in capital structure or other corporate action, and satisfaction of any performance conditions.
Number of Shares Authorized for Grant
Under the terms of our equity option plan, we may grant options exercisable into up to 15.0% of our paid-up share capital on a fully-diluted basis, which is 5,491,474 shares as of March 31, 2011. As of June 30, 2011, we had outstanding options exercisable into a total of 1,291,353 ordinary shares with exercise price ranging from $0.0005 to $5.39. The total number of shares underlying all grants made to any particular individual may not exceed 5.0% of our issued share capital. Options that are terminated, forfeited or lapsed under the provisions of our equity option plan are available for future grants under our plan.
Eligibility
We may grant awards to any of our employees or directors. Our compensation committee determines the employees eligible to participate in our equity option plan in accordance with criteria laid down by our board of directors from time to time.
Types of Grants
Under our equity option plan, we may grant options or warrants to subscribe for equity securities of our company, including shares and securities convertible into shares.
Vesting Schedule
Unless otherwise specified in the grant, all initial grants made to any individual vest in the following manner:
•	10% on the expiry of 12 months from the date of grant.
•	20% on the expiry of 24 months from the date of grant.
•	30% on the expiry of 36 months from the date of grant.
•	40% on the expiry of 48 months from the date of grant.
Unless otherwise specified in the grant, all subsequent grants made on the basis of the performance of the individual vest in four equal installments at the anniversary of the respective grant date. Our compensation committee has absolute discretion to vary such vesting dates as it deems fit. Other than as set forth under “— Outstanding Options,” all options we have granted to date have vested in full on their respective grant dates.
Option Exercise and Expiration
Unless otherwise specified in the grant, vested options must be exercised prior to the earliest of the following dates:
•	months from the date of grant.
•	six months following the recipient’s date of voluntary resignation or termination of employment, other than due to death, disablement or retirement.
•	one year following the death of a recipient or termination due to disablement or retirement.

Cashless Exercise of Options
Our equity option plan permits holders of options to exercise their options using a cashless exercise method. In a cashless exercise, the holder of options exercises the options by simultaneously selling the shares underlying the options upon exercise. Our board or compensation committee may also require the holder of options (especially in the case where such method of cashless exercise may contravene certain regulatory requirements) to surrender the options to our company at the selling price of the shares underlying the options in lieu of such exercise and simultaneous sale of shares. In each of the foregoing, the holder of options is only entitled to receive the difference between the selling price and the exercise price for the options, after deductions for all applicable taxes and expenses.
Pursuant to the terms of our equity option plan, any holder of options who may be restricted or prevented by applicable laws and regulations from paying in full or in part the exercise price of his or her options or from exercising such restricted options and acquiring our ordinary shares, will be required to exercise such restricted options using the cashless exercise method, as described above. Our equity option plan further provides that the exercise period for all such restricted options shall be extended to a period up to 12 months following the completion of an initial public offering. Any such restricted options not exercised within this period will irrevocably lapse. If, however, our company does not effect an initial public offering within 72 months of the grant date of such restricted options, all such restricted options not exercised shall lapse irrevocably, unless otherwise permitted by law or by our compensation committee.
Effect of Change of Control or Restructuring of Capital
Upon any restructuring of capital or the occurrence of a change of control of our company, the recipient of any option that is outstanding at the time of such restructuring or change of control will be entitled to such number and type of securities that is being offered in lieu of the shares underlying such option by virtue of such restructuring of capital or change of control, if any.
Amendment or Termination
Our board of directors may at any time amend, alter or terminate our equity option plan or any grant under our equity option plan. However, amendments to any grant under our equity option plan are subject to consent from the recipient of such grant, if such amendment would impair or prejudice the rights of such recipient. Additionally, the approval of shareholders holding not less than 75% of our issued share capital will be required to increase the number of shares available for issuance under options granted pursuant to our equity option plan, change the exercise price of any option or to extend the maximum period during which grants under our equity option plan may be made. The term of our equity option plan was for an initial seven years but has been extended to June 1, 2012 pursuant to a board resolution passed on June 12, 2009 which had retrospective effect from June 1, 2007 and a shareholders’ resolution passed on May 25, 2010. Our equity option plan has been subsequently amended and restated pursuant to a board resolution passed on May 25, 2010, and a shareholders’ resolution passed on May 25, 2010.
Share Incentive Plan
We adopted the MakeMyTrip 2010 Share Incentive Plan on May 25, 2010, or our share incentive plan, upon which our share incentive plan became immediately effective. While our equity option plan will continue to be valid under its terms and will govern the terms of all options granted thereunder, we intend to grant all new equity share awards under our share incentive plan.
The purpose of our share incentive plan is to promote the success and enhance the value of our company by linking the personal interests of the members of our board, employees and consultants of our company, subject to restrictions under applicable law, to those of our shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to our shareholders. Our share incentive plan is further intended to provide us with flexibility in our ability to motivate, attract and retain the services of such individuals upon whose judgment, interest and special effort the successful conduct of our operations are largely dependent.
The following paragraphs describe the principal terms of our share incentive plan.

Administration
Our share incentive plan is administered by our board of directors which, to the extent permitted by applicable laws, may delegate its authority to one or more members of our board or one or more officers of the company, subject to certain restrictions set forth in our share incentive plan.
Shares Available for Awards
Subject to certain adjustments set forth in our share incentive plan, the aggregate number of shares that may be issued or awarded under our share incentive plan is equal to (i) ten percent (10%) of the shares outstanding on the effective date (i.e., May 25, 2010) plus (ii) an increase on the date we consummated our initial public offering, by such amount such that the number of shares which may be issued or transferred pursuant to awards under our share incentive plan will be equal to ten percent (10%) of the shares outstanding on such date, which were 3,413,400 plus (iii) an annual increase on the first day of each year beginning January 1, 2011 and ending January 1, 2019 by such amount that the number of shares which may be issued or transferred pursuant to awards under our share incentive plan will equal ten percent (10%) of the shares outstanding on the last day of the immediately preceding fiscal year or (iv) such smaller number of shares as determined by our board of directors. To the extent that an award terminates, expires or lapses for any reason, or is settled in cash and not shares, then any shares subject to the award will again be available for the grant. Any shares delivered by the holder or withheld by our company upon the exercise of any award, in payment of the exercise price or tax withholding, may again be optioned, granted or awarded, subject to certain limitations set forth in our share incentive plan.
Eligibility
Our employees, consultants and non-employee directors are eligible to be granted awards, except that awards will not be granted to consultants or non-employee directors who are residents of any country in the European Union and any other country, which, pursuant to applicable laws, does not allow grants to any non-employees or consultants.
Options
Our board of directors is authorized to grant options on shares. The per share option exercise price of all options granted pursuant to our share incentive plan will be determined by our board of directors, which may be a fixed or variable price related to the fair market value of the shares; provided that no option may be granted to an individual subject to taxation in the United States at less than the fair market value on the date of the grant, without compliance with Section 409A of the United States Internal Revenue Code of 1986, as amended (or the Code), or the holder’s consent. Our board of directors will determine the methods of payment of the exercise price of an option, which may include without limitation cash or check, shares, proceeds or other forms of legal consideration acceptable to our board of directors. The term of options granted under our share incentive plan may not exceed 10 years from the date of grant. Except as limited by the requirements of Section 409A of the Code, our board of directors may extend the term of any outstanding option and may extend the time period during which vested options may be exercised, or may amend any other term or condition of such option, in connection with any termination of service of the holder.
Restricted Shares
Our board of directors is authorized to grant shares subject to various restrictions, including without limitation restrictions on transferability.

Share Appreciation Rights
Our board of directors is authorized to grant share appreciation rights to eligible individuals, entitling the holder to receive an amount determined by multiplying the difference obtained by subtracting the exercise price per share of the share appreciation right from the share value on the date of exercise of the share appreciation right by the number of ordinary shares with respect to which the share appreciation right is exercised, subject to any limitations our board of directors may impose. The term of share appreciation rights will be set by our board of directors. Amounts payable upon exercise of a share appreciation right will be in cash, shares or a combination of both, as determined by our board of directors.
Dividend Equivalents
Our board of directors may grant dividend equivalents based on dividends declared on the ordinary shares of our company. Such dividend equivalents will be converted to cash by such formula and at such time and subject to such limitations as may be determined by our board of directors.
Share Payments
Our board of directors is authorized to make share payments, which may, but are not required to be made, in lieu of base salary, bonus, fees or other cash compensation. The number or value of shares of any share payment will be determined by our board of directors and may be based upon any criteria, including service to our company, as determined by our board of directors.
Deferred Shares
Our board of directors is authorized to grant deferred shares based on any specific criteria, including service to our company, as our board of directors determines. Shares underlying a deferred share award will not be issued until the deferred share award has vested, pursuant to a vesting schedule or other conditions or criteria set by our board of directors. Unless otherwise provided by our board of directors, a holder of deferred shares will have no rights as a shareholder with respect to such deferred shares until the deferred share awards have vested and the shares underlying the deferred share awards have been issued.
Restricted Share Units
Our board of directors is authorized to grant restricted share units, subject to various vesting conditions. On the distribution dates, subject to applicable laws, our company will issue to the holder one unrestricted, fully transferable share (or the fair market value of one such share in cash) for each vested and nonforfeitable restricted share unit. Restricted share units may be paid in cash, shares or both, as determined by our board of directors.
The term of a dividend equivalent award, share payment award, deferred share award and/or restricted share unit award will be set by our board of directors in its sole discretion.
Adjustments
In the event of certain changes in our capitalization, our board of directors, in its sole discretion, will make such proportionate and equitable adjustments to reflect such changes with respect to (i) the aggregate number and type of shares that may be issued under our share incentive plan, (ii) the terms and conditions of any outstanding awards and (iii) the grant or exercise price per share for any outstanding award under our share incentive plan.
Corporate Transactions
If a corporate transaction occurs and outstanding awards under our share incentive plan are not converted, assumed or replaced by the successor, such awards will generally become fully exercisable and all forfeiture restrictions on such awards will lapse. Upon, or in anticipation of, a corporate transaction, our board of directors may, in its sole discretion, (i) cause any awards outstanding to terminate at a specific time in the future and give each holder the right to exercise such awards during such period of time as our board of directors will determine, (ii) either purchase any award for an amount of cash equal to the amount that could have been attained upon the exercise of such award or realization of the holder’s rights had such award been currently exercisable or payable or fully vested or (iii) replace such award with other rights or property selected by our board of directors in its sole discretion.

Non-transferability
Awards granted under our share incentive plan are generally not transferable during the lifetime of the award holder.
Amendment, Suspension or Termination
Unless terminated earlier, our share incentive plan will expire on, and no award may be granted pursuant to it after, the tenth anniversary of its effective date. Any awards that are outstanding on the tenth anniversary of the effective date of our share incentive plan will remain in force according to the terms of our share incentive plan and the applicable award agreement. Except as otherwise provided in our share incentive plan, our board of directors may terminate, amend or modify our share incentive plan at any time and from time to time. However, shareholder approval will be required for any amendment (i) to the extent necessary and desirable to comply with applicable laws and (ii) that results in an increase in benefits that would not apply equally to all shareholders of shares or a change in eligible individuals. Except as provided in our share incentive plan or any award agreement, any amendment, suspension or termination may not impair any rights or obligations under any award without the award holder’s consent.
Outstanding Options
During fiscal year 2010, options to acquire 1,201,240 ordinary shares were granted to several of our directors and executive officers (not including options granted to Mukesh Singh who resigned as our Senior Vice-President, Technology Department, in July 2011). During fiscal year 2011, no options were granted to any of our directors and executive officers. As set forth in the following table, outstanding options as of March 31, 2011 were:

	Shares Underlying				Date of
Name	Outstanding Options		Exercise Price	Date of Grant	Expiration
	($ per share)
Deep Kalra	—		—	—	—
Keyur Joshi	94,000		1.98	June 25, 2009	June 25, 2013(1)
	10,012		0.53	June 25, 2009	June 25, 2013(1)
Rajesh Magow	182,140		0.74	June 25, 2009	June 25, 2013(1)
	114,000		1.98	June 25, 2009	June 25, 2013(1)
	103,060		0.53	June 25, 2009	June 25, 2013(1)
Other directors and executive officers(4)	92,000	(2)	0.53	June 25, 2009	June 25, 2013(1)
	50,000	(2)	5.06	June 25, 2009	June 25, 2013(1)
	142,500		0.53	January 4, 2010	See note(3)

Notes:

(1)	All these options vested upon the date of grant and must be exercised prior to 48 months from their vesting date (i.e., the date of grant), subject to the terms of our share incentive plan.

(2)	In accordance with the terms of our share incentive plan:
•	up to 25% further of the shares may be sold on or after August 17, 2011, the date falling one year after the completion of our initial public offering; and
•	the remaining 25% of the shares may be sold on or after August 17, 2012, the date falling two years after the completion of our initial public offering.

(3)
These options vest in four equal installments upon each anniversary of the grant, commencing with the first anniversary of the grant. Such options must be exercised prior to the earlier of 48 months from their vesting date or 72 months from their date of grant, subject to the terms of our share incentive plan. See “— Equity Option Plan — Option Exercise and Expiration” above.

(4)	This table does not include options granted to Mukesh Singh, who resigned as our Senior Vice-President, Technology Department, in July 2011.

As of June 30, 2011, 732,633 outstanding options were held by our directors and executive officers (excluding options held by Mukesh Singh).
Employee Benefit Plans
We maintain employee benefit plans in the form of certain statutory and incentive plans covering substantially all of our employees. For fiscal years 2010 and 2011, the aggregate amount set aside or accrued by us to provide for pension or retirement benefits for all our employees (including our directors and executive officers) was $460,417 and $808,627 respectively.
Provident Fund
In accordance with Indian law, all of our employees in India are entitled to receive benefits under the Employees’ Provident Fund Scheme, 1952, as amended, a retirement benefit scheme under which an equal amount of 12% of basic salary of an employee is contributed both by employer and employee in a fund with government/trust with company. Our company makes a monthly deposit to a government fund and we have contributed an aggregate of an aggregate of $427,332 in fiscal year 2009, an aggregate of $401,687 in fiscal year 2010 and an aggregate of $631,670 in fiscal year 2011.
Gratuity
In accordance with Indian law, we pay gratuity up to our eligible employees in India. Under our gratuity plan, an employee is entitled to receive a gratuity payment on the termination of his or her employment if the employee has rendered continuous service to our company for not less than five years, or if the termination of employment is due to death or disability. The amount of gratuity payable to an eligible employee is equal to 15 days’ salary for every year of employment (or any portion of a year exceeding six months), and currently the aggregate amount of gratuity shall not exceed Rs. 1,000,000 ($21,720). We have provided for an aggregate of an aggregate of $55,860 in fiscal year 2009, an aggregate of $58,730 in fiscal year 2010 and an aggregate of $176,957 in fiscal year 2011 for our gratuity payments.
Employment Agreements with Executive Officers
Each of our executive officers has entered into an employment agreement with MMT India. These agreements do not have fixed terms of employment. We may terminate the employment of our officers for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to any criminal offense theft, fraud, embezzlement, intoxication, violence, sexual harassment or damage to our reputation. Generally, either party may terminate employment at any time by giving the other party a written notice of three months or by paying an amount equal to three month’s salary in lieu of such notice. The employment agreements of Messrs. Deep Kalra, Keyur Joshi and Rajesh Magow have been amended, effective April 1, 2010, to change the notice period for termination from three months to six months (or 12 months in the event of a change in control). Our company’s executive employment agreements do not provide for any special termination benefits, nor do we have any other arrangements with our executive officers for special termination benefits.
Each executive officer has agreed to respect and not claim any right over any intellectual property owned by our company. Additionally, each executive officer has assigned all his or her right, title and interest to, and in, any property relating to our business (whether tangible or intangible) which is created during the term of its employment. In addition, each executive officer has agreed to be bound by the non-competition restrictions set forth in his or her employment agreement. Specifically, each executive officer has agreed, while employed by us and for a period of six months after termination of his or her employment, not to:
•	solicit or induce any person to terminate his or her employment or consulting relationship with our company; or
•	canvass, solicit or endeavor to entice away from our company any client or customer of our company, or any person who regularly dealt with our company.

Mr. Kalra’s employment agreement, however, specifies a noncompetition period of 12 months, with the additional restriction that, during this period, he will not engage or have a substantial financial interest in any travel intermediary business that competes directly with our company.
C. Board Practices
Board of Directors
Our holding company is managed and controlled by our board of directors from Mauritius. Our board of directors currently has nine directors. There are no family relationships between any of our directors and executive officers. A director is not required to hold any shares in our company by way of qualification. There are no severance benefits payable to our directors upon termination of their directorships, other than to Mr. Deep Kalra who is also our group chief executive officer.
Terms of Directors and Executive Officers
In accordance with our Constitution, one-third of our directors (or, if their number is not a multiple of three, the number nearest to but not less than one-third) shall retire from office by rotation at each annual meeting of our company, provided that neither the chairman of our board nor a director holding office as managing director shall be subject to retirement by rotation or be taken into account in determining the number of directors to retire. A retiring director shall be eligible for re-election. The directors to retire in each year shall be those who have been longest in office since their last re-election or appointment and as between persons who became or were last re-elected directors on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot. The office of a director shall be vacated if the director resigns, dies, becomes mentally unsound or bankrupt, becomes disqualified from being a director or ceases to hold office under Mauritius law, or is removed by our shareholders. A director may be removed by an ordinary resolution of our shareholders.
Under Mauritius law, the office of a director of our company is required to become vacant at the conclusion of the annual meeting of our company commencing next after the director attains the age of 70 years. However, a person of or over the age of 70 years may, by ordinary resolution of which no shorter notice is given than that required to be given for the holding of a meeting of shareholders, be appointed or re-appointed or authorized to continue to hold office as a director until the next annual meeting of our company.
Executive officers are selected by and serve at the discretion of the board of directors.
Duties of Directors
Under Mauritius law, our directors have a duty to our company to exercise their powers honestly in good faith in the best interests of our company. Our directors also have a duty to our company to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Where a director of a public company also holds office as an executive, the director is required under Mauritius law to exercise that degree of care, diligence and skill which a reasonably prudent and competent executive in that position would exercise. In fulfilling their duty of care to our company, our directors must ensure compliance with the Mauritius Companies Act and our Constitution, as amended from time to time. A shareholder has the right to seek damages against our directors if a duty owed by our directors to him as a shareholder is breached.
The functions and powers of our board of directors include, among others:
•	convening shareholders’ annual meetings and reporting its work to shareholders at such meetings;
•	authorizing dividends and distributions;
•	appointing officers and determining the term of office of officers;

•
exercising the borrowing powers of our company and mortgaging the property of our company, provided that shareholders’ approval shall be required if any transaction is a major transaction for our company under section 130 of the Mauritius Companies Act; and

•	approving the issuance and transfer of shares of our company, including the recording of such shares in our share register.
Committees of the Board of Directors
We have established two committees under our board of directors: an audit committee and a compensation committee. Each committee’s members and functions are described below.
Audit Committee
Our audit committee consists of Messrs. Vivek N. Gour and Frederic Lalonde and is chaired by Mr. Gour. Messrs. Gour and Lalonde satisfy the independence requirements of Rule 5605 of the Nasdaq Stock Market, Marketplace Rules and the independence requirements of Rule 10A-3 under the Exchange Act. Our board of directors also has determined that Mr. Gour qualifies as an audit committee financial expert within the meaning of the SEC rules. Our audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. Our audit committee is responsible for, among other things:
•	selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;
•	regularly reviewing the independence of our independent auditors;
•	reviewing all related party transactions on an ongoing basis;
•	discussing the annual audited financial statements with management and our independent auditors;
•	annually reviewing and reassessing the adequacy of our audit committee charter;
•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;
•	meeting separately and periodically with management and our internal and independent auditors; and
•	reporting regularly to our full board of directors.
Our audit committee currently comprises of two independent directors. As a foreign private issuer, we are permitted to follow home country corporate governance practices under Rule 5615(a)(3) of the Nasdaq Stock Market, Marketplace Rules. Our home country practice differs from Rule 5605(c)(2)(A) of the Nasdaq Stock Market, Marketplace Rules regarding the size of our audit committee, because our company, as a holder of a GBC1 issued by the Financial Services Commission of Mauritius, is not required under Mauritian law to have an audit committee of at least three members.

Compensation Committee
Our compensation committee consists of Messrs. Vivek N. Gour, Philip C. Wolf and Frederic Lalonde and is chaired by Mr. Gour. Messrs. Gour, Wolf and Lalonde satisfy the independence requirements of Rule 5605 of the Nasdaq Stock Market, Marketplace Rules. Our compensation committee assists our board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:
•	reviewing the compensation plans, policies and programs adopted by the management;
•	reviewing and approving the compensation package for our executive officers;
•
reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation; and

•
reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

We currently do not have in place a nominations committee, and the actions ordinarily taken by such committee are resolved by a majority of the independent directors on our board. As a foreign private issuer, we are permitted to follow home country corporate governance practices under Rule 5615(a)(3) of the Nasdaq Stock Market, Marketplace Rules. Our home country practice differs from Rule 5605(e) of the Nasdaq Stock Market, Marketplace Rules regarding implementation of a nominations committee charter or board resolution, because our company, as a holder of a GBC1 issued by the Financial Services Commission of Mauritius, is not required under Mauritian law to establish a nominations committee.
Code of Business Conduct and Ethics
Our code of business conduct and ethics provides that our directors and officers are expected to avoid any action, position or interest that conflicts with the interests of our company or gives the appearance of a conflict. Directors and officers have an obligation under our code of business conduct and ethics to advance our company’s interests when the opportunity to do so arises.
Indemnification Agreements
We have entered into indemnification agreements with each of our directors to indemnify them against certain liabilities and expenses arising from their being a director.
D. Employees
See “Item 4. Information on the Company — B. Business Overview — Our Business — Employees.”

E. Share Ownership by Directors and Executive Officers
The following table sets forth information with respect to the beneficial ownership of our equity shares as of March 31, 2011 and June 2, 2011 by each of our directors and all our directors and executive officers as a group. As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right. Ordinary shares subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages as of March 31, 2011 and June 30, 2011 are based on 35,099,639 and 36,854,250 ordinary shares outstanding as of these dates, respectively.

Equity Shares Beneficially Owned
	March 31, 2011		June 30, 2011
Name	Number	Percent	Number	Percent
Deep Kalra(1)	3,965,360	11.30%	3,507,528	9.52%
Ravi Adusumalli	—	—	—	—
Sanjeev Aggarwal	—	—	—	—
Aditya Tim Guleri(2)	—	—	—	—
Philip C. Wolf	*	*	*	*
Vivek N. Gour	—	—	—	—
Frederic Lalonde(3)	*	*	*	*
Gyaneshwarnath Gowrea	—	—	—	—
Mohammad Akhtar Janally	—	—	—	—
Keyur Joshi(1)	*	*	*	*
Rajesh Magow	399,200	1.12%	*	*
Mohit Gupta	*	*	*	*
Amit Somani(4)	*	*	*	*
All our directors and executive officers as a group(5)	5,020,512	13.99%	4,415,825	11.75%

Notes:

*	Represents beneficial ownership of less than 1.0%.

(1)
Travogue Electronic Travel Private Limited, or Travogue, is a company controlled by Mr. Deep Kalra. Mr. Deep Kalra holds 78.4% of the equity shares of Travogue. Accordingly, Mr. Kalra’s beneficial ownership of our ordinary shares includes 507,528 ordinary shares held by him directly and 3,000,000 ordinary shares held indirectly through Travogue. Mr. Keyur Joshi has a 12.8% equity interest in Travogue.

(2)
Consists of ordinary shares held by Sierra Ventures Associates VIII, LLC as nominee for its members (including those shares held for the Guleri Family Trust UTD dated April 7, 1999, or the Guleri Family trust, of which Mr. Aditya Tim Guleri is a trustee and beneficiary). Mr. Guleri is one of the managing members of Sierra Ventures Associates VIII, LLC, the sole general partner of Sierra Ventures VIII-A, L.P. and Sierra Ventures VIII-B, L.P., and may be deemed to control these entities. However, Mr. Guleri disclaims beneficial ownership of all shares held by these entities, except as stated above and except to the extent of his respective proportionate pecuniary interest therein.

(3)	Mr. Frederic Lalonde acquired 60,940 ordinary shares of our company in February 2011.

(4)
Mr. Amit Somani holds options exercisable into our ordinary shares. As of the date of this annual report, 25% of these options have vested. Mr. Amit Somani has exercised a majority of such vested options. Assuming the exercise of all such options by Mr. Somani, he would beneficially own less than 1.0% of our issued share capital.

(5)	Excludes 75,000 unvested options owned by Mukesh Singh, who resigned as our Senior Vice-President, Technology Department, in July 2011.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
The following table sets forth information regarding beneficial ownership of our ordinary shares as of March 31, 2011 and June 30, 2011 held by each person who is known to us to have 5.0% or more beneficial share ownership based on an aggregate of 35,099,639 and 36,854,250 ordinary shares outstanding as of these dates, respsectively.

Beneficial ownership is determined in accordance with the SEC rules and includes shares over which the indicated beneficial owner exercises voting and/or investment power or receives the economic benefit of ownership of such securities. Equity shares subject to options currently exercisable or exercisable within 60 days are deemed outstanding for the purposes of computing the percentage ownership of the person holding the options but are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

	Equity Shares		Equity Shares
	Beneficially Owned		Beneficially Owned
	March 31, 2011		June 30, 2011
Name of Beneficial Owner	Number	Percent	Number	Percent
SAIF(2)	14,628,050	41.68%	11,836,570	32.12%
Tiger Global(3)	4,129,760	11.77%	6,179,760	16.77%
Helion Venture	3,411,695	9.72%	2,760,639	7.49%
Travogue Electronic Travel Private Limited(1)	3,000,000	8.55%	3,000,000	8.14%
Sierra Ventures(4)	2,274,469	6.48%	2,274,469	6.17%

Notes:

(1)
Travogue Electronic Travel Private Limited, or Travogue, is a company controlled by Mr. Deep Kalra. Mr. Deep Kalra holds 78.4% of the equity shares of Travogue. Accordingly, Mr. Kalra’s beneficial ownership of our ordinary shares includes 507,528 ordinary shares held by him directly and 3,000,000 ordinary shares held indirectly through Travogue. Mr. Keyur Joshi has a 12.8% equity interest in Travogue.

(2)
Andrew Y. Yan is the sole shareholder of SAIF II GP Capital Ltd., the sole general partner of SAIF Partners II L.P., which is the sole general partner of SAIF II GP L.P., which is in turn the sole general partner of SAIF, our shareholder.

(3)
The shareholders are Tiger Global Private Investment Partners IV, L.P., Tiger Global Private Investment Partners V, L.P., Tiger Global, L.P., Tiger Global II, L.P. and Tiger Global Master Fund, L.P., collectively referred to as Tiger Global. Mr. Charles P. Coleman III controls the ultimate general partner of Tiger Global and is deemed to beneficially own all the shares held by Tiger Global.

(4)
The shareholders are Sierra Ventures VIII-A, L.P., Sierra Ventures VIII-B, L.P. and Sierra Ventures Associates VIII, LLC (as nominee for its members), collectively referred to as the Sierra Ventures entities. Consists of 33,170 ordinary shares held by Sierra Ventures Associates VIII, LLC, as nominee for its members (including for the Guleri family trust, of which Mr. Aditya Tim Guleri is a trustee and beneficiary). The Sierra Ventures entities do not have voting or investment discretion with respect to the shares held by Sierra Ventures Associates VIII, LLC, as nominee for its members (including those held for the Guleri family trust). Sierra Ventures Associates VIII, LLC is the sole general partner of Sierra Ventures VIII-A, L.P. and Sierra Ventures VIII-B, L.P. Messrs. Jeffrey M. Drazan, David C. Schwab, Peter C. Wendell, Steven P. Williams and Aditya Tim Guleri are the managing members of Sierra Ventures Associates VIII, LLC and may be deemed to control the Sierra Ventures entities. Messrs. Drazan, Schwab, Wendell, Williams and Guleri disclaim beneficial ownership of all shares held by the Sierra Ventures entities, except to the extent of their respective proportionate pecuniary interest therein.

On August 17, 2010, we completed our initial public offering on the Nasdaq Global Market. We sold an aggregate of 5,750,000 ordinary shares (including 4,153,846 ordinary shares sold by us and 1,596,154 ordinary shares sold by the selling shareholders). The price per ordinary share was $14.00. In this intial public offering, SAIF sold 709,710 ordinary shares, reducing its ownership percentage from 51.32% to 42.47%, Helion sold 165,525 ordinary shares, reducing its ownership percentage from 11.97% to 9.91% and Sierra Ventures sold 110,351 ordinary shares, reducing its ownership percentage from 7.98% to 6.60%. Tiger Global purchased 500,000 ordinary shares on the open market, however its ownership percentage decreased from 12.14% to 11.99%.
On June 2, 2011, we completed our follow-on public offering on the Nasdaq Global Market. We sold an aggregate of 5,244,000 ordinary shares (including 1,450,000 ordinary shares sold by us and 3,794,000 ordinary shares sold by the selling shareholders). On June 29, 2011, in connection with our follow-on public offering, we completed an additional over-allotment offering of 350,000 of our ordinary shares (including 96,777 ordinary shares sold by us and 253,223 ordinary shares sold by the selling shareholders). The price per ordinary share was $24.00. On June 2, 2011, SAIF sold 2,616,825 ordinary shares, reducing its ownership percentage from 41.68% to 32.82%, and Helion sold 610,321 ordinary shares, reducing its ownership percentage from 9.72% to 7.65%. Tiger Global purchased 1,650,000 ordinary shares on the open market, increasing its ownership percentage from 11.77% to 15.79%. On June 29, 2011, SAIF sold 174,655 ordinary shares, reducing its ownership percentage from 32.82% to 32.12%, and Helion sold 40,735 ordinary shares, reducing its ownership percentage from 7.65% to 7.49%. Tiger further purchased 400,000 ordinary shares in the open market, increasing its ownership percentage to 16.77% as of June 30, 2011.
As of March 31, 2011 there were approximately 26 holders of our ordinary shares of which 11 have registered addresses in the United States and as of June 30, 2011 there were approximately 24 holders of our ordinary shrares of which 9 have registered addresses in the United States. Since certain of these ordinary shares were held by brokers or other nominees, the number of record holders in the US may not be representative of the number of beneficial holders or where the beneficial holders are resident. Each of our equity shares is entitled to one vote on all matters that require a vote of shareholders, and none of our shareholders has any contractual or other special voting rights.
B. Related Party Transactions
Our audit committee charter requires our audit committee to review all related party transactions on an ongoing basis and for all such transactions to be approved by our audit committee. The following is a summary of our related party transactions.

Private Placements
In August 2007, we issued 148,315 Series B preferred shares at a price of $101.14 per share to SAIF, Helion Venture, the Sierra Ventures entities, and Tiger Global Private Investment Partners IV, L.P. and certain of its affiliates. In connection with the issuance of Series B preferred shares, we and our founders, Mr. Deep Kalra, Mr. Keyur Joshi and Mr. Sachin Bhatia, entered into a Series B preferred share subscription agreement dated as of August 8, 2007 with the foregoing investors.
In May 2008, we issued 139,045 Series C preferred shares at a price of $107.88 per share to SAIF, Helion Venture, the Sierra Ventures entities, and Tiger Global Private Investment Partners V, L.P. and certain of its affiliates. In connection with the issuance of Series C preferred shares, we and our founders, Mr. Deep Kalra, Mr. Keyur Joshi and Mr. Sachin Bhatia, entered into a Series C preferred share subscription agreement dated as of May 20, 2008 with the foregoing investors.
The Series B and Series C preferred share information above does not take into account the 20-for-one share split we effected on July 22, 2010.
Shareholders Agreements
As of May 20, 2008, Mr. Deep Kalra, Mr. Keyur Joshi, Mr. Sachin Bhatia, Travogue, SAIF, Helion Venture, the Sierra Ventures entities, Tiger Global, Mr. Lee Fixel, Mr. Feroz Dewan, Mr. Scott Shleifer and our company entered into a shareholders agreement (which superseded earlier shareholders agreements) that contained various rights such as registration rights, pre-emption rights, rights of first refusal and co-sale rights, board nomination rights and information access rights as well as provided for matters which required special approval by certain of our shareholders.
As of July 16, 2010, Mr. Deep Kalra, Mr. Keyur Joshi, Mr. Sachin Bhatia, Travogue, SAIF, Helion Venture, the Sierra Venture entities, Tiger Global, Mr. Lee Fixel, Mr. Feroz Dewan, Mr. Scott Shleifer and our company entered into a shareholders agreement (which superseded earlier shareholders agreements, including the May 20, 2008 shareholders agreement). The July 16, 2010 shareholders agreement terminates all the various rights contained in the earlier shareholders agreements described in the preceding paragraph except for the registration rights, which are described in greater detail in “Item 10. Additional Information — B. Memorandum and Articles of Association — Registration Rights.”
Transactions with SAIF
In fiscal years 2009, 2010 and 2011, we earned revenue of $13,794, $16,901 and $17,075, respectively, from SAIF primarily for the sales of air tickets to it. These transactions were carried out in the ordinary course of our business and on an arm’s length basis.
Transactions with PhoCusWright
From time to time, we purchase independent market reports on the travel and travel-related industry from PhoCusWright, a company founded by Mr. Philip C. Wolf, one of our directors. The amounts paid by us to PhoCusWright were $18,322, $19,300 and $25,100 in each of the fiscal years 2009, 2010 and 2011, respectively.
Our US subsidiary, MakeMyTrip.com Inc., entered into a professional services agreement with PhoCusWright dated February 3, 2010, for the provision of certain professional services by PhoCusWright to us, including assisting us to create a sales and marketing strategy and develop a list of potential customers in the North American market to which to sell our services. PhoCusWright’s services are expected to continue until June 2011 and it will receive a total fixed fee of $16,000 for the engagement, of which 50.0% was paid upon commencement of the engagement and the remainder is to be paid upon the satisfaction of certain deliverables. PhoCusWright is also entitled to receive 3.0% of all revenue generated from bookings made by new customers from February 2010 to July 31, 2011 from North America for our United States-to-India inbound services, which shall be payable on a quarterly basis, commencing from March 31, 2010.

Loans to Executive Officers
During fiscal year 2008, we made an unsecured, non-interest bearing loan to our Group Chief Operating Officer, Mr. Keyur Joshi, amounting to Rs. 2.2 million ($55,151.67, based on the exchange rate as of the relevant balance sheet date), which represented a refundable deposit placed with Mr. Joshi’s landlord for his residential lease. This loan was repaid on July 9, 2009 following the expiry of Mr. Joshi’s lease. On May 13, 2009, we extended a similar loan to Mr. Joshi of Rs. 2.0 million ($44,414.74, based on the exchange rate as of the relevant balance sheet date). The variable bonus component under Mr. Joshi’s employment agreement with our company was adjusted in April 2010, and this loan was set off against a portion of his employment compensation.
On June 11, 2009, we made an unsecured, non-interest bearing loan to our Group Chief Financial Officer, Mr. Rajesh Magow, amounting to $68,059. Mr. Magow repaid this loan fully on July 7, 2009. During fiscal year 2010, we made another unsecured, non-interest bearing loan to Mr. Magow, amounting to $38,521. Mr. Magow repaid this loan in full as of March 31, 2010. As of March 31, 2011, there was no loan outstanding to any of our executive officers.
Employment Agreements
See “Item 6. Directors, Senior Management and Employees — B. Compensation — Employment Agreements with Executive Officers.”
Equity Option and Share Incentive Plans
See “Item 6. Directors, Senior Management and Employees — B. Compensation — Share Incentive Plans.”
C. Interest of Experts and Counsel
Not applicable

ITEM 8.	FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information
See “Item 18. Financial Statements.”
Legal Proceedings
Except as described below, there are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened, of which we are aware) which we believe could reasonably be expected to have a material adverse effect on our results of operations or financial position:
In November 2008, we received a show cause notice from the Indian income tax authorities and a demand for an additional payment of approximately Rs. 8.1 million (approximately $176,000) (exclusive of any applicable penalties) due to a reassessment of our taxable income in India for the assessment year 2005-2006, on the grounds of an increase proposed by the transfer pricing officer to adjust our international transactions to an arm’s length price and the disallowance of website development expenses as capital expenditure incurred during the year. In January 2009, we filed our objections to both the show cause notice and the demand for the additional payment with the Commissioner of Income Tax (Appeals). The demand for the additional payment was quashed by the income tax authorities in February 2009 after adjustment of brought forward losses. Our appeal against the show cause notice in connection with the transfer pricing matter was decided in our favor in February 2011. We also received partial relief from the disallowance of website development expenses as capital expenditure incurred. In May 2011, we filed our objections with the Income Tax Appellate Tribunal authorities.

Further, in December 2009, we received a draft assessment order from the Indian income tax authorities for the assessment year 2006-2007, advising us of an upward revision in our declared income for the year due to an increase of approximately Rs. 8 million (approximately $174,000) proposed by the transfer pricing officer to adjust our international transactions to an arm’s length price, and a further increase of approximately Rs. 3.7 million (approximately $80,000) on account of the proposed disallowance of website development expenses as capital expenditure incurred during the year. In January 2010, we filed our objections with the Dispute Resolution Panel. These increases in our declared income were upheld by the Dispute Resolution Panel in September 2010. Further, in October 2010 we received an assessment order from the Indian income tax authorities initiating penalty proceedings against us under the Income Tax Act, 1961. In December 2010, we filed our further objections with the Income Tax Appellate Tribunal authorities.
In October 2010, we received a preliminary assessment order from the transfer pricing officer covering the assessment year 2007-2008. The assessing officer issued an assessment order in January 2011 relating to this matter. Pursuant to these orders, the Indian income tax authorities advised us of an upward adjustment of our income of approximately Rs. 333 million (approximately $7.2 million) in order to reflect their assessment of the arm’s length price our international transactions and an addition of Rs. 26 million (approximately $565,000) due to the disallowance of website development expenses as capital expenditure incurred during the year. However, we received no demand for any additional tax payments because our carried forward losses exceeded taxable income. We filed our appeal with the Commissioner of Income Tax (Appeals) in March 2011. While we believe that we have a strong case in our favor, there can be no assurance that the Indian tax authorities will not take a different view.
On June 2, 2009, we received a notification of complaint filed by Tata Sons Limited, or Tata, from the World Intellectual Property Organization, or WIPO, Arbitration and Mediation Center under the Uniform Domain Name Dispute Resolution Policy. Tata alleged that our use of the word “tata” in the domain name for our Indian online travel community website, “www.oktatabyebye.com,” derived benefit from the goodwill of the “Tata” name. On August 11, 2009, WIPO ordered that our domain name be transferred to Tata. The order can be contested in a court of appropriate jurisdiction and we have accordingly appealed against the order at the High Court of Delhi and the United States District Court in the Western District of Washington. In furtherance of our appeal in India, we and Tata have agreed to stay all proceedings in the United States until the Indian proceedings are resolved or terminated, and that in the event of resolution in the Indian proceedings, the parties will cooperate with one another and perform any acts reasonably necessary to comply with the Indian court’s ruling. The next hearing is scheduled for September 27, 2011.
During the year ended March 31, 2009, a general industry wide inquiry was initiated by the Mumbai Zonal Unit of Directorate General of Excise Intelligence & Customs, an excise and customs tax regulatory authority in India, on various travel agencies in India with regard to compliance with service tax rules and regulations by travel companies in India. Pursuant to an audit conducted by the service tax authorities, we received a notice in October 2010 with a demand of service tax on certain matters, some of which relate to the travel industry in India and involve complex interpretation of law. Based on legal advice, we believe that we have a strong case in our favor and we have filed our response to this notice.
In August 2010, we were informed that one of our competitors may have filed a criminal complaint in India against us likely alleging the misuse of domain names similar to the name of such competitor’s website. The police authorities are investigating the matters in such complaint, which was filed by our competitor, Ezeego1, and we are cooperating with the authorities and have responded to questions in respect of such pending investigation. However, we have not received any notice of claim or summons either from any Indian court or such competitor and we believe that such complaint is without merit or basis. We have separately filed a criminal complaint for defamation against Ezeego1 and certain other parties in the court of the Sessions Judge, Patiala House, New Delhi in respect of statements relating to proceedings purported to be pending against us, and the accused have been summoned to appear at a court hearing scheduled for September 14, 2011.
B. Significant Changes
There has been no significant subsequent event following the close of the last financial year up to the date of this annual report that are known to us and require disclosure in this annual report for which disclosure was not made in this annual report.

ITEM 9.	THE OFFER AND LISTING
A. Offer and Listing Details
Our outstanding ordinary shares are currently listed and traded on the Nasdaq Global Market under the symbol “MMYT.”
The following table shows:
•	the reported high and low trading prices quoted in US dollars for our ordinary shares on the Nasdaq Global Market; and
•	the average of the aggregate trading volume for our ordinary shares on the Nasdaq Global Market.

	Nasdaq Global Market Price
	Per Ordinary Share
Period	High	Low
Fiscal Year
2011(1)	$42.88	$20.75
Fiscal Quarter 2011
2nd Quarter(1)	$42.88	$20.75
3rd Quarter	$40.80	$23.81
4th Quarter	$32.41	$24.03
2011
January	$32.41	$27.00
February	$30.16	$24.03
March	$29.50	$24.47
April	$34.22	$28.85
May	$31.98	$22.07
June	$24.88	$21.37
July	$26.25	$22.01
August(2)	$23.15	$16.06

Notes:

(1)	From August 17, 2010 following completion of our initial public offering on the Nasdaq Global Market.

(2)	Until August 25, 2011.
B. Plan of Distribution
Not Applicable
C. Markets
Our ordinary shares are listed on the Nasdaq Global Market under the symbol “MMYT”.
D. Selling Shareholders
Not applicable
E. Dilution
Not applicable
F. Expenses of the Issue
Not applicable

ITEM 10.	ADDITIONAL INFORMATION
A. Share Capital
Not applicable
B. Memorandum and Articles of Association
General
Our company (Company No. 24478/5832) is a public company incorporated under the laws of Mauritius with limited liability and we hold a Category 1 Global Business Licence issued by the Financial Services Commission in Mauritius. Our affairs are governed by our Constitution, the Mauritius Companies Act, the Securities Act 2005 of Mauritius, or the Mauritius Securities Act, and other applicable laws of Mauritius and any rules or regulations made thereunder.
Our Constitution states that the objects of our company are to carry out any business or activity permitted under our company’s Category 1 Global Business Licence, and to the extent permitted by law, our company may effect any transaction and take any steps which it considers expedient to further the objects of our company.
As of March 31, 2011, our stated capital was $113,372,678.25 comprising 35,099,639 ordinary shares with a par value of $0.0005 each.
As of June 30, 2011, our stated capital was $150,763,660.85, comprising 36,854,250 ordinary shares with a par value of $0.0005 each.
The following are summaries of certain provisions of our Constitution and the Mauritius Companies Act insofar as they relate to the material terms of our ordinary shares. The term “shareholders” as used in these summaries in relation to our company refers to persons whose names are entered into the share register of our company as the current holder of one or more shares of our company. These summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of our Constitution and the Mauritius Companies Act.
Ordinary Shares
General
All of our ordinary shares are fully paid. Certificates representing our ordinary shares are issued in registered form. Our shareholders who are non-residents of Mauritius may freely hold and vote their ordinary shares.
Dividends
Under the Mauritius Companies Act and our Constitution, we may only pay dividends out of retained earnings, after having made good any accumulated losses at the beginning of the accounting period, and no distribution (which term includes dividend) may be made unless our board of directors is satisfied that, upon the distribution being made (1) our company is able to pay its debts as they become due in the normal course of business and (2) the value of our company’s assets is greater than the sum of (a) the value of its liabilities and (b) our company’s stated capital. Subject to the Mauritius Companies Act and our Constitution, the declaration and payment of any dividend has to be authorized by our board of directors, subject to the approval of our shareholders.
Our board of directors may from time to time pay to our shareholders such interim dividends as appear to the directors to be justified by our profits, and in particular (but without prejudice to the generality of the foregoing) if at any time the share capital of our company is divided into different classes, our board of directors may also pay any fixed dividend which is payable on any shares of our company half-yearly or on any other dates, whenever our profits, in the opinion of our board of directors, justifies such payment.

Our board of directors may retain any dividends or other monies payable on or in respect of a share upon which our company has a lien, and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists.
No dividend shall carry interest against us.
Any dividend or other moneys payable in cash on or in respect of a share may be paid by check or warrant sent through the post addressed to the registered address of the shareholder entitled, or in the case of joint holders, to the registered address of the person whose name stands first in our register of members in respect of the joint holding, or to such person at such address as such shareholder may in writing direct or may be sent by remittance or telegraphic transfer to the bank account of the holder at his bank account as may be notified in writing to us. Every check or warrant or remittance or telegraphic transfer so sent shall be made payable to the order of the person to whom it is sent or, in the case of joint holders, to the order of the holder whose name stands first on our register of members in respect of such shares, and shall be sent at his or their risk and the payment of any such check or warrant by the bank on which it is drawn shall operate as a good discharge to us in respect of the dividend or moneys represented thereby.
Any dividend unclaimed after a period of six years from the date of declaration of such dividend may be forfeited by our board of directors and if so, shall revert to us.
Voting Rights
Subject to any rights or restrictions as to voting for the time being attached to any class of shares and our Constitution, each holder of our ordinary shares who is present in person or by proxy at a meeting of shareholders shall have one vote on a show of hands and on a poll, each holder of our ordinary shares who is present in person or by proxy shall have one vote for every ordinary share which he holds or represents. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by: (1) the chairman of such meeting, (2) not less than 5 shareholders having the right to vote at the meeting, (3) a shareholder or shareholders representing not less than 10% of the total voting rights of all shareholders having the right to vote at the meeting, or (4) by a shareholder or shareholders holding shares in the company that confer a right to vote at the meeting and on which the aggregate amount paid up is not less than 10% of the total amount paid up on all shares that confer that right.
An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of votes of those shareholders entitled to vote and voting on the matter which is the subject matter of the resolution, while a special resolution is a resolution approved by a majority of 75% or, if a higher majority is required by the Constitution, that higher majority, of the votes of those shareholders entitled to vote and voting on the question. A special resolution will be required for matters such as amending our Constitution.
Transfer of Ordinary Shares
Subject to the restrictions contained in our Constitution, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or in a form prescribed by the Designated Stock Exchange (as defined in our Constitution) or in any other form approved by our board of directors.
Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share (not being a fully paid up share) to a person of whom it does not approve, or any transfer of any share issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists, or any transfer of shares upon which our company has a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:
•
a fee of such maximum sum as the Designated Stock Exchange may determine to be payable or such lesser sum as our board of directors may from time to time require is paid to our company in respect thereof;

•
the instrument of transfer is lodged at the registered office of our company for the time being or at such other place (if any) as our board of directors may appoint, accompanied by the relevant share certificate(s) and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his behalf, the authority of the person so to do); and

•	the instrument of transfer is in respect of only one class of shares.
If our board of directors refuses to register a transfer of any shares, they shall within 28 days after the date on which the transfer was lodged with our company send to the transferor and the transferee notice of the refusal as required by the Mauritius Companies Act and the reasons for the refusal will be given in the notice.
Liquidation
On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.
Redemption of Shares
Subject to the provisions of the Mauritius Companies Act and other applicable law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner, including out of capital, as may be determined by our board of directors or by ordinary resolution of the shareholders of our company.
Variations of Rights of Shares
If at any time our share capital is divided into different classes of shares, all or any of the special rights attached to any class of shares may, subject to the provisions of the Mauritius Companies Act, be varied with the sanction of a special resolution passed at a meeting of the holders of the shares of that class. Consequently, the rights of any class of shares cannot be detrimentally altered without a majority of 75% of the vote of all of the shares in that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.
Meetings of Shareholders
An annual shareholders’ meeting shall be convened by our board of directors not more than once in each year and not later than 6 months after our balance sheet date. Special meetings of shareholders may be convened by our board of directors or on the written request of shareholders holding shares carrying together not less than 5% of the voting rights entitled to be exercised on the issue. Subject to our Constitution, advance notice of at least fourteen days is required for the convening of our annual shareholders’ meeting and any special meeting of our shareholders. A quorum for a shareholders meeting shall be present where the shareholders or their proxies are present or have cast postal votes, who are between them able to exercise not less than 33.3% of the votes to be cast on the business to be transacted by the meeting.
A shareholder may exercise the right to vote either by being present in person, by proxy or postal vote. A proxy for a shareholder may attend and be heard at a meeting of shareholders as if the proxy were the shareholder. A proxy shall be appointed by notice in writing signed by the shareholder, and the notice shall state whether the appointment is for a particular meeting or a specified term.

Inspection of Books and Records
Under the Mauritius Companies Act, we are required to keep available our certificate of incorporation, our Constitution, our share register, the full names and residential addresses of our directors, the registered office and address for service of our company, copies of the instruments creating or evidencing charges which are required to be registered under section 127 of the Mauritius Companies Act, minutes of all meetings and resolutions of shareholders, copies of written communications to all shareholders or to all holders of a class of shares during the preceding seven years (including financial statements, and group financial statements), certificates given by directors under the Mauritius Companies Act and the interests register (if any) of our company for inspection by any shareholder of our company or by a person authorized in writing by a shareholder for the purpose, between the hours of 9.00 a.m. and 5.00 p.m. on each working day during the inspection period at the place at which our records are kept in Mauritius. A shareholder who wishes to inspect such records must serve written notice on us of his intention to inspect the records.
The term “inspection period” is defined in the Mauritius Companies Act to mean the period commencing on the third working day after the day on which notice of intention to inspect is served on us by the person or shareholder concerned and ending with the eighth working day after the day of service.
Changes in Capital
We may from time to time by ordinary resolution:
•	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;
•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;
•	sub-divide our existing shares, or any of them, into shares of a smaller amount; or
•
cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person, and diminish the amount of our share capital by the amount of the shares so cancelled in accordance with the Mauritius Companies Act.

We may by special resolution reduce our share capital or any capital redemption reserve in any manner permitted by law.
Purchase by Our Company of its Own Shares
Our company may, subject to and in accordance with the Mauritius Companies Act, purchase or otherwise acquire its own shares, on such terms and in such manner as our board of directors may from time to time think fit. Any share that is so purchased or acquired by our company shall, unless held as treasury shares in accordance with the Mauritius Companies Act, be deemed to be cancelled immediately on purchase or acquisition. On such cancellation of a share, the rights and privileges attached to that share shall expire, and the number of issued shares of our company shall be diminished by the number of such shares so cancelled, and where any such cancelled shares was purchased or acquired out of the capital of our company, the amount of the share capital of our company shall be reduced accordingly. In any other instance, our company may hold or deal with any such share which is so purchased or acquired by it in such manner as may be permitted by or in accordance with the Mauritius Companies Act.
Directors’ Borrowing Powers
Our Constitution provides that our board of directors may exercise all the powers of our company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of our company and, subject to the Mauritius Companies Act, to issue debentures, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

Interested Directors
The Mauritius Companies Act and our Constitution provide that a director of our company shall, forthwith after becoming aware of the fact that he is interested in a transaction or a proposed transaction with our company, cause to be entered in the interests register of our company and disclose to our board of directors the nature and monetary value of that interest, or where the monetary value of the director’s interest cannot be quantified, the nature and extent of that interest. A general notice entered in the interests register or disclosed to our board of directors to the effect that a director is a shareholder, director, officer or trustee of another named company or other person and is to be regarded as interested in any transaction which may, after the date of the entry or disclosure, be entered into with that company or person, is a sufficient disclosure of interest in relation to that transaction. To the extent that our company is a reporting issuer (as defined in section 86 of the Mauritius Securities Act) the relevant disclosure requirements under the Mauritius Securities Act may also be applicable. We have obtained an exemption from the Mauritius Financial Services Commission from the disclosure requirements applicable to reporting issuers under the Mauritius Securities Act.
Under our Constitution, a director of our company may not vote in respect of any contract or arrangement or any proposed contract or arrangement in which he has any interest, directly or indirectly.
Section 149 of the Mauritius Companies Act provides that a transaction entered into by a company in which a director of the company is interested may be avoided by the company at any time before the expiration of 6 months after the transaction is disclosed to all the shareholders (whether by means of the company’s annual report or otherwise). However, a transaction shall not be avoided where the company receives fair value under it, and where a transaction is entered into by the company in the ordinary course of its business and on usual terms and conditions, the company shall be presumed to have received a fair value under the transaction. Under the Mauritius Companies Act, the avoidance of a transaction under Section 149 of the Mauritius Companies Act will not affect the title or interest of a person in or to property which that person has acquired where the property was acquired (a) from a person other than the company, (b) for valuable consideration, and (c) without knowledge of the circumstances of the transaction under which the person referred to in paragraph (a) acquired the property from the company.
Notification of Shareholdings by Directors and Substantial Shareholders
Our Constitution provides that (a) each of our directors shall, upon his appointment to our board of directors, give an undertaking to our company that, for so long as he remains a director of our company, he shall forthwith notify our company secretary of the particulars of our shares beneficially owned by him at the time of his appointment and of any change in such particulars (including the circumstances of any such change), and (b) each member of our company shall, upon becoming a substantial shareholder of our company, give an undertaking to our company that, for so long as he remains as a substantial shareholder of our company, he shall notify our company secretary of the particulars of our shares in which he has an interest at the time of his becoming a substantial shareholder or of any change in such particulars (including the circumstances of any such change) within 48 hours of such time or change (as the case may be), provided that he shall only be required to give notice of a change in the percentage level of his interests in the shares where there is a change of 1% or more in the percentage level of his shareholding interest in the relevant class of shares in our company. For this purpose, a “substantial shareholder” means a person who holds by himself or his nominee a share or an interest in a share in the capital of our company which entitles him to exercise not less than 5% of the aggregate voting power exercisable at a meeting of our shareholders.
Category 1 Global Business Company
We are a public company incorporated under the laws of Mauritius with limited liability and we hold a Category 1 Global Business Licence issued by the Financial Services Commission in Mauritius. “Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. Mauritius law distinguishes between domestic companies and global business companies. Any company that is formed or registered in Mauritius and which conducts business outside of Mauritius may apply for a Category 1 Global Business Licence. The requirements for a Category 1 Global Business Company are essentially the same as for a domestic company except for some of the exemptions and privileges listed below (which are not exhaustive):
•	a Category 1 Global Business Company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	a Category 1 Global Business Company may issue no par value shares; and
•	a Category 1 Global Business Company may register as a protected cell company.
Following amendments to the Financial Services Act 2007 of Mauritius pursuant to the Finance (Miscellaneous Provisions) Act 2010 in December 2010, Mauritius companies holding a Category 1 Global Business Licence, or GBC1, issued by the Financial Services Commission in Mauritius are permitted to conduct business both in and outside Mauritius (instead of outside Mauritius only).
We are subject to reporting and other information and disclosure requirements of the Mauritius Securities Act and any rules or regulations made thereunder. However, we have obtained an exemption from the Mauritius Financial Services Commission from the disclosure requirements applicable to reporting issuers under the Mauritius Securities Act.
Differences in Corporate Law
The Mauritius Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Mauritius Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.
Pursuant to the Mauritius Companies Act, subject to certain exceptions prescribed in the Mauritius Companies Act, a Mauritius company shall not enter into the following transactions unless the transaction is approved by special resolution or contingent on approval by special resolution of the shareholders of the company:
(a)	the acquisition of, or an agreement to acquire, whether contingent or not, assets the value of which is more than 75% of the value of the company’s assets before the acquisition;
(b)	the disposition of, or an agreement to dispose of, whether contingent or not, assets of the company the value of which is more than 75% of the value of the company’s assets before the disposition; or
(c)
a transaction that has or is likely to have the effect of the company acquiring rights or interests or incurring obligations or liabilities the value of which is more than 75% of the value of the company’s assets before the transaction (provided that this will not apply by reason only of the company giving, or entering into an agreement to give, a charge secured over assets of the company, the value of which is more than 75% of the value of the company’s assets for the purpose of securing the repayment of money or the performance of an obligation).

Under the Mauritius Companies Act, a special resolution is a resolution that is approved by a majority of 75% or, if a higher majority is required by the constitution of a Mauritius company, that higher majority, of the votes of those shareholders entitled to vote and voting on the question.
Where a transaction involves the acquisition or disposition or the acquiring of rights, interests or incurring obligations of, in any case, more than half the value of the Mauritius company’s assets, subject to certain exceptions prescribed in the Mauritius Companies Act, the transaction has to be approved by ordinary resolution or contingent on approval by ordinary resolution, and a Mauritius company shall not enter into the following transactions unless the transaction is approved by ordinary resolution or contingent on approval by ordinary resolution of the shareholders of the company:
(a)	the acquisition of, or an agreement to acquire, whether contingent or not, assets the value of which is more than 50% of the value of the company’s assets before the acquisition;

(b)	the disposition of, or an agreement to dispose of, whether contingent or not, assets of the company the value of which is more than 50% of the value of the company’s assets before the disposition; or
(c)
a transaction that has or is likely to have the effect of the company acquiring rights or interests or incurring obligations or liabilities the value of which is more than 50% of the value of the company’s assets before the transaction (provided that this will not apply by reason only of the company giving, or entering into an agreement to give, a charge secured over assets of the company, the value of which is more than 50% of the value of the company’s assets for the purpose of securing the repayment of money or the performance of an obligation).

Under the Mauritius Companies Act, an ordinary resolution is a resolution that is approved by a simple majority of the votes of those shareholders entitled to vote and voting on the matter which is the subject of the resolution.
Mergers and Similar Arrangements
A merger of two or more constituent companies under Mauritius law requires an amalgamation proposal to be approved by the directors of each constituent company and by special resolution of the shareholders of each constituent company.
A merger between a Mauritius parent company and its Mauritius subsidiary or subsidiaries does not require approval by a resolution of shareholders. For this purpose a “subsidiary” has the meaning assigned to it by the Mauritius Companies Act.
Save in certain circumstances, a dissentient shareholder of a Mauritius constituent company is entitled to payment of the fair and reasonable price for his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will normally preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.
In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies where the Supreme Court of Mauritius, on the application of the company or, with leave of the court, any shareholder or creditor of the company, may order that an arrangement or amalgamation or compromise shall be binding on the company and on such other persons or classes of persons as the court may specify and any such order may be made on such terms and conditions as the court thinks fit.
Shareholders’ Suits
In principle, we will normally be the proper plaintiff, but under the Mauritius Companies Act, the Mauritius courts may grant leave to a shareholder (including a minority shareholder) to bring a derivative action.
Indemnification of Directors and Executive Officers and Limitation of Liability
Under the Mauritius Companies Act, a company may indemnify a director or employee of the company or a related company for any costs incurred by him or the company in respect of any proceedings (a) that relates to liability for any act or omission in his capacity as a director or employee and (b) in which judgment is given in his favor, in which he is acquitted, which is discontinued, in which he is granted relief under section 350 of the Mauritius Companies Act or where proceedings are threatened and such threatened action is abandoned or not pursued. The Mauritius Companies Act further provides that a company may indemnify a director or employee of the company or a related company in respect of (a) liability to any person, other than the company or a related company, for any act or omission in his capacity as a director or employee or (b) costs incurred by that director or employee in defending or settling any claim or proceedings relating to any such liability, save in respect of any criminal liability or liability in respect of a breach (in the case of a director) of the duty to exercise his powers honestly in good faith in the best interests of the company. Our Constitution provides for indemnification, to the extent permitted by Mauritius law, of our directors and officers for costs, charges, losses, expenses and liabilities incurred or sustained by them in the execution and discharge of their duties in their respective offices or in relation thereto, except in respect of their own fraud or dishonesty.

Directors’ Fiduciary Duties
Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.
As a matter of Mauritius law, a director of a Mauritius company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes duties to the company that include a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. Under the Mauritius Companies Act, our directors have a duty to our company to exercise their powers honestly, in good faith and in the best interests of our company. Our directors also have a duty to our company to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Where a director of a public company also holds office as an executive, the director is required under Mauritius law to exercise that degree of care, diligence and skill which a reasonably prudent and competent executive in that position would exercise. In fulfilling their duty of care to our company, our directors must ensure compliance with the Mauritius Companies Act and our Constitution, as amended from time to time.
Neither Mauritian law nor our Constitution requires the majority of our directors to be independent.
Shareholder Action by Written Consent
Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Mauritius law provides that, save for the annual meeting of a company, shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held or by resolution in writing signed by not less than 75% or such other percentage as the constitution of the company may require for passing a special resolution, whichever is the greater, of the shareholders who would be entitled to vote on that resolution at a meeting of shareholders who together hold not less than 75% (or, if a higher percentage is required by the constitution, that higher percentage) of the votes entitled to be cast on that resolution.
Shareholder Meetings
Shareholders of a Delaware corporation generally do not have the right to call meetings of shareholders unless that right is granted in the certificate of incorporation or bylaws. However, if a corporation fails to hold its annual general meeting within a period of 30 days after the date designated for the annual meeting, or if no date has been designated for a period of 13 months after its last annual general meeting, the Delaware Court of Chancery may order a meeting to be held upon the application of a shareholder.

Mauritius law and our Constitution allow our shareholders to requisition a shareholders’ meeting. We are obliged by law to call a shareholders’ annual meeting once every year.
Cumulative Voting
Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Mauritius law, our Constitution does not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.
Removal of Directors
Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Constitution, directors may be removed by ordinary resolution of our shareholders.
Transactions with Interested Shareholders
The Delaware General Corporation Law contains business combination provision applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. Subject to specified exceptions, an interested shareholder is a person or a group that owns 15% or more of the corporation’s outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% of more of the corporation’s outstanding voting stock at any time within the previous three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.
There is no such statutory provision under Mauritius law restricting transactions between a company and its significant shareholders.
Dissolution; Winding Up
Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by all shareholders entitled to vote thereon. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.
Under Mauritius law, a company may be wound up by either an order of the courts of Mauritius or by a special resolution of its members or, if the company is unable to pay its debts, by a special resolution of its members with leave of the court. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.
Under the Insolvency Act 2009 of Mauritius, our company may be dissolved, liquidated or wound up by special resolution of our shareholders.

Variation of Rights of Shares
Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Mauritius law and our Constitution, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.
Amendment of Governing Documents
Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Mauritius law, our Constitution may only be amended by special resolution of our shareholders.
Rights of Non-Resident or Foreign Shareholders
There are no limitations imposed by our Constitution on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares.
Issuance of preferred shares
Our Constitution allows for our company to issue preferred shares. Our Constitution provides that the directors of our company may offer, issue, grant options over or otherwise dispose of shares of our company to such persons, at such times and for such consideration and upon such terms and conditions as the board of directors of our company may in its absolute discretion determine (save that no shares shall be issued below the par value of the share) and that any share in our company may be issued with or have attached thereto such rights or restrictions whether in regard to dividend, voting, return of capital or otherwise as our company may determine or, if there has not been any such determination or so far as the same does not make specific provision, as the board of directors of our company may determine.
Compulsory Acquisition
The Financial Services Commission in Mauritius has issued the Securities (Takeover) Rules 2010, or the Rules, under the Financial Services Act 2007 of Mauritius and the Mauritius Securities Act which may apply to takeover offers where the offeree is a reporting issuer in Mauritius and to a corporation holding a global business licence which is listed on a relevant securities exchange. The Rules include provisions, inter alia, for the making of a mandatory offer and compulsory acquisition of shares. The Rules came into operation on May 1, 2011.
Anti-takeover provisions
Mauritius law does not prevent Mauritius companies from adopting a wide range of defensive measures, such as staggered boards, issue of preferred shares, adoption of poison pill shareholder rights plans and provisions that restrict the rights of shareholders to call meetings. Our Constitution includes the following provisions which may be regarded as defensive measures: (i) a staggered board of directors, (ii) the ability to issue preferred shares, (iii) granting directors the absolute discretion to decline to register a transfer of any shares (other than a fully paid share), and (iv) requiring that amendments to the Constitution be approved by a special resolution of the shareholders of our company.

Registration Rights
Pursuant to a shareholders agreement dated as of July 16, 2010, by and among our company, Mr. Deep Kalra, Mr. Keyur Joshi and Mr. Sachin Bhatia, SAIF, Travogue, Helion Venture, the Sierra Ventures entities, Tiger Global, Mr. Lee Fixel, Mr. Feroz Dewan, and Mr. Scott Shleifer (collectively referred to as the “Shareholders”), we have granted certain registration rights to certain holders of our Registrable Shares, as described below. The term “Registrable Shares,” as defined in the abovementioned shareholders agreement, means:
(i)	any ordinary shares held by any of the Shareholders or the employees/management of our company or its subsidiaries; and
(ii)
any other ordinary shares of our company issued in respect of the ordinary shares described in paragraph (i) above pursuant to stock splits, stock dividends, reclassifications, recapitalizations or similar events;

provided that ordinary shares that are Registrable Shares shall cease to be Registrable Shares (a) upon any sale pursuant to a registration statement or Rule 144 under the Securities Act, (b) with respect to a Shareholder, when such Shareholder is eligible to sell, transfer or otherwise convey all of such Shareholder’s Registrable Shares without restriction pursuant to applicable law or (c) upon any sale in any manner to a person or entity which is not entitled to the rights provided by the shareholders agreement.
Subject to the terms of the shareholders agreement and lock-up agreements described in this annual report, at any time or from time to time after February 14, 2011, one or more of the Shareholders may request that our company effect a registration under the Securities Act of all or any part of the Registrable Shares owned by the Shareholders, provided that (i) the Registrable Shares to be so registered have a proposed aggregate offering price net of underwriting commissions, if any, of at least $5,000,000 in the aggregate, and (ii) our company shall not be required to effect more than two registrations requested in this manner in any 12 month period.
At any time after our company becomes eligible to file a registration statement on Form F-3 (or any similar or successor form for which our company then qualifies relating to secondary offerings), one or more of the Shareholders will have the right to require our company to effect the registration on Form F-3 (or any similar or successor form for which our Company then qualifies) of all or any portion of the Registrable Shares held by the Shareholders, provided that (i) our company shall not be required to effect any registration of Registrable Shares unless such Registrable Shares have a proposed aggregate offering price net of underwriting commissions (if any) of at least $5,000,000 in the aggregate, and (ii) our company shall not be required to effect more than two registrations requested in this manner in any 12 month period.
In each case, no Shareholder may make more than one request for registration in any six month period.
Whenever our company proposes to file a registration statement including, but not limited to, registration statements relating to secondary offerings of securities of our company (but excluding registration statements relating to the paragraphs above and relating to employee benefit plans or with respect to corporate reorganizations) at any time and from time to time, our company will, at least 30 days prior to such filing, give written notice to all Shareholders of its intention to do so and, upon the written request of any Shareholder(s) given within 20 days after our company provides such notice, our company will use its reasonable efforts to cause all Registrable Shares that our company has been requested by such Shareholder(s) to register or to be registered under the Securities Act to the extent necessary to permit their sale or other disposition in accordance with the intended methods of distribution specified in the request of such Shareholder(s), provided that our company shall have the right to postpone or withdraw any such registration effected without obligation to any Shareholder.
We will pay all Registration Expenses (as defined below) of all registrations under the shareholders agreement, subject to certain provisos set out in the shareholders agreement. For this purpose, the term “Registration Expenses” means all expenses incurred by our company in complying with the shareholders agreement, including (without limitation) all registration and filing fees, exchange listing fees, printing expenses, road show expenses, fees and disbursements of counsel for our company, the reasonable fees and expenses of one (1) special counsel selected by the selling Shareholders to represent the selling Shareholders, state Blue Sky fees and expenses (if any), fees and expenses of our company’s independent auditors and the expense of any special audits incidental to or required by any such registration, but excluding underwriting discounts, selling commissions and the fees and expenses of selling Shareholders’ own counsel (other than the counsel selected to represent all the selling Shareholders).

C. Material Contracts
Desribed herein.
D. Exchange Controls
General
The Government of India regulates ownership of Indian companies by foreigners. Foreign investment in securities issued by Indian companies is generally regulated by the FEMA, read with the rules, regulations and notifications issued under FEMA. A person resident outside India can transfer any security of an Indian company or any other security to an Indian resident only in accordance with the terms and conditions specified in FEMA and the rules, regulations and notifications made thereunder or as permitted by the RBI.
Foreign Direct Investment
The Government of India, pursuant to its liberalization policy, set up the Foreign Investment Promotion Board, or FIPB, to regulate all foreign direct investment. Foreign direct investment, or FDI, means investment by way of subscription and/or purchase of shares or securities convertible or exchangeable into shares of an Indian company by a non resident investor. FDI in India can be either through the automatic route where no prior approval of any regulatory authority is required or through the government approval route. Over a period of time, the Government of India has relaxed the restrictions on foreign investment. Subject to certain conditions, under current regulations, FDI in most industry sectors does not require prior approval of the FIPB or the RBI if the percentage of equity holding by all foreign investors does not exceed specified industry-specific thresholds. These conditions include certain minimum pricing requirements, compliance with the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, as amended, or the Takeover Code, and ownership restrictions based on the nature of the foreign investor. FDI is prohibited in certain sectors such as retail trading. Also, certain investments require the prior approval of the FIPB, including:
•	investments in excess of specified sectoral caps or investments in sectors in which FDI is not permitted or in sectors which specifically require approval of the FIPB;
•
investments by any foreign investor who had on January 12, 2005, an existing joint venture or a technology transfer/trade mark agreement in the same field as the Indian company in which the FDI is proposed. However, no prior approval is required if: (a) the investor is a venture capital funds registered with SEBI or a multinational financial institution, or (b) the existing joint venture, investment by either of the parties is less than 3%, or (c) the existing joint venture or collaboration is now defunct or sick, or (d) for transfer of shares of an Indian company engaged in the information technology sector or in the mining sector for the same area or mineral;

•	foreign investment of more than 24% in the equity capital of units manufacturing items reserved for small scale industries; and
•
all proposals relating to the acquisition of shares of an Indian company by a foreign investor (including an individual of Indian nationality or origin residing outside India and corporations established and incorporated outside India) which are not under the automatic route.

The Government of India recently amended the method of calculating foreign investment in an Indian company pursuant to Press Note No. 2 (2009 Series) dated February 13, 2009 and Press Note No. 4 (2009 Series) dated February 25, 2009.
A person residing outside India (other than a citizen of Pakistan or Bangladesh) or any entity incorporated outside India (other than an entity incorporated in Pakistan or Bangladesh and an Overseas Corporate Body as defined in FEMA) has general permission to purchase shares, convertible debentures or preference shares of an Indian company, subject to certain terms and conditions.

Currently, subject to certain exceptions, FDI and investment by Non-Resident Indians, or NRIs (as such term is defined in FEMA), in Indian companies do not require the prior approval of the FIPB or the RBI. The Government of India has indicated that in all cases where FDI is allowed on an automatic basis without FIPB approval, the RBI would continue to be the primary agency for the purposes of monitoring and regulating foreign investment. The foregoing description applies only to an issuance of shares and not to a transfer of shares by Indian companies.
Investment by Foreign Institutional Investors
Pension funds, mutual funds, investment trusts, insurance or reinsurance companies, international or multinational organizations or agencies thereof, foreign governmental agencies, sovereign wealth funds or foreign central banks, endowment funds, university funds, foundation or charitable trusts or charitable societies investing on their own behalf and asset management companies, investment managers or advisors, banks or institutional portfolio managers, trustees, investing their proprietary funds or on behalf of “broad based” funds must register with SEBI as a foreign institutional investor, or FII, and obtain the approval of the RBI unless they are investing in securities of Indian companies through FDI.
FIIs who are registered with SEBI are required to comply with the provisions of the SEBI (Foreign Institutional Investors) Regulations, 1995, as amended, or the Foreign Institutional Investors Regulations. A registered FII may, subject to the pricing and ownership restrictions discussed below, buy and freely sell securities issued by any Indian company, realize capital gains on investments made through the initial amount invested in India, subscribe to or renounce rights offerings for shares, appoint a domestic custodian for custody of investments made and repatriate the capital, capital gains, dividends, income received by way of interest and any compensation received towards sale or renunciation of rights offerings of shares.
Subject to the terms and conditions set out in the Foreign Institutional Investor Regulations, a registered FII or its sub-account may buy or sell equity shares, debentures and warrants of unlisted, listed or to be listed Indian companies through stock exchanges in India at ruling market price and also buy or sell shares or debentures of listed or unlisted companies other than on a stock exchange in compliance with the applicable SEBI/RBI pricing norms. Under the portfolio investment scheme under Schedule 2 to the Foreign Exchange Management (Transfer or Issue of Security by a Person Resident outside India) Regulations, 2000 and the Foreign Institutional Investors Regulations, an FII is not permitted to hold more than 10% of the total issued capital of an Indian company in its own name; a foreign corporate or individual sub-account of the FII is not permitted to hold more than 5% of the total issued capital of an Indian company, and a broad based sub-account is not permitted to hold more than 10% of the total issued capital of an Indian company. The total holding of all FIIs together with their sub-accounts in an Indian company is subject to a cap of 24% of the total issued capital of the company, which may be increased up to the percentage of sectoral cap on FDI in respect of the said company pursuant to a resolution of the board of directors of the company and the approval of the shareholders of the company by a special resolution in a general meeting. Our board of directors and shareholders have approved an increase in the existing FII limit in our company to 49% of our total issued capital.
Regulation 15A of the Foreign Institutional Investors Regulations provides that an FII may issue or otherwise deal in offshore derivative instruments such as participatory notes, equity linked notes or any other similar instruments against underlying securities, listed or proposed to be listed on any stock exchange in India, only in favor of those entities which are regulated by any regulatory authority in the countries of their incorporation or establishment, subject to compliance with “know your client” requirements. SEBI has clarified that certain categories of entities would be deemed to be regulated entities for purposes of Regulation 15A of the Foreign Institutional Investors Regulations. An FII is also required to ensure that no further issue or transfer of any offshore derivative instrument is made to any person other than a person regulated by an appropriate foreign regulatory authority.
There is uncertainty under Indian law about the tax regime applicable to FIIs that hold and trade ADSs. FIIs are urged to consult with their Indian legal and tax advisors about the relationship between the FII guidelines and ADSs and any equity shares withdrawn upon surrender of ADSs.

Portfolio Investment by Non-Resident Indians
A variety of methods for investing in shares of Indian companies are available to NRIs. Under the portfolio investment scheme, each NRI can purchase up to 5% of the paid-up share capital of an Indian company, subject to the condition that the aggregate paid-up share capital of an Indian company purchased by all NRIs through portfolio investments cannot exceed 10%. The 10% limit may be raised to 24% if a special resolution is adopted by the shareholders of the company. In addition to portfolio investments in Indian companies, NRIs may also make foreign direct investments in Indian companies under the FDI route discussed above. These methods allow NRIs to make portfolio investments in shares and other securities of Indian companies on a basis not generally available to other foreign investors.
Overseas corporate bodies controlled by NRIs, or OCBs, were previously permitted to invest on more favorable terms under the portfolio investment scheme. The RBI no longer recognizes OCBs as an eligible class of investment vehicle under various routes and schemes under the foreign exchange regulations.
Transfer of Shares
Previously the sale of shares of an Indian company from a non-resident to a resident required RBI approval, unless the sale was made on a stock exchange through a registered stockbroker at the market price. The RBI has now granted general permission to persons resident outside India to transfer shares and convertible debentures held by them to an Indian resident, subject to compliance with certain terms and conditions and reporting requirements. A resident who wishes to purchase shares from a non-resident must, pursuant to the relevant notice requirements, file a declaration with an authorized dealer in the prescribed Form FC-TRS, together with the relevant documents and file an acknowledgment thereof with the Indian company to effect transfer of the shares. However, a non-resident to whom the shares are being transferred is required to obtain the prior permission of the Government of India to acquire the shares if he had on January 12, 2005, an existing joint venture or technology transfer agreement or trademark agreement in the same field other than in the information technology field to that in which the Indian company whose shares are being transferred is engaged, except:
•	investments to be made by venture capital funds registered with SEBI or a multinational financial institution;
•	where the existing joint venture investment by either of the parties is less than 3%;
•	where the existing venture/collaboration is defunct or sick; or
•	for transfer of shares of an Indian company engaged in the information technology sector or in the mining sector for the same area or mineral.
A non-resident may also transfer any security to a person resident in India by way of gift. The transfer of shares from an Indian resident to a non-resident does not require the prior approval of the Government of India or the RBI if the activities of the investee company are under the automatic route pursuant to the FDI Policy and are not under the financial services sector, the investor does not have an existing joint venture or technology transfer agreement or trademark agreement in the same field as described above, the non-resident shareholding is within sector limits under the FDI policy, the transaction is not under the Takeover Code and the pricing is in accordance with the guidelines prescribed by SEBI and the RBI.
A non-resident of India is generally permitted to sell equity shares underlying the ADSs held by him to any other non-resident of India without the prior approval of the RBI. However, approval by the FIPB is required if the person acquiring the shares has a previous venture or tie up in India in the same field in which the company whose shares are being transferred is engaged. Further, the RBI has granted general permission for the transfer of shares by a person resident outside India to a person resident in India, subject to compliance with certain pricing norms and reporting requirements.

Other than mutual funds that may purchase ADSs subject to terms and conditions specified by the RBI and employees in connection with stock options, a person resident in India is not permitted to hold ADSs of an Indian company. An ADS holder is permitted to surrender the ADSs held by him in an Indian company and to receive the underlying equity shares under the terms of the deposit agreement.
Exchange Rates
Our consolidated financial statements and other financial data included in this annual report are presented in US dollars. Our business and operations are primarily conducted in India through our Indian subsidiary, MMT India. The functional currency of MMT India is Indian Rupees and its revenues and expenses are denominated in that currency. We report our consolidated financial results in US dollars. The conversion of Indian Rupees into US dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of Indian Rupees as certified for customs purposes by the Federal Reserve Bank of New York. For your convenience, unless otherwise noted, all translations from Indian Rupees to US dollars and from US dollars to Indian Rupees in this annual report were made at a rate of Rs. 46.04 to $1.00, the noon buying rate in effect as of August 25, 2011. We make no representation that any Indian Rupee or US dollar amounts referred to in this annual report could have been or could be converted into US dollars or Indian Rupees, as the case may be, at any particular rate or at all. The effects of foreign currency translation adjustments are included as a component of other comprehensive income in our shareholders’ equity.
The following table sets forth, for each of the periods indicated, the low, average, high and period-end noon buying rates in The City of New York for cable transfers, in Indian Rupees per US dollar, as certified for customs purposes by the Federal Reserve Bank of New York. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Indian Rupees per US Dollar
	Noon Buying Rate
Period	Period End	Average(1)	Low	High
2006	44.11	45.17	43.89	46.83
2007	39.41	41.00	38.48	44.49
2008	48.58	43.70	39.12	50.12
2009	46.40	48.22	46.00	51.96
2010	44.80	45.58	43.90	47.49
2011:
February	45.18	45.38	45.06	45.66
March	44.54	44.91	44.54	45.24
April	44.24	44.30	44.00	44.51
May	45.04	44.90	44.27	45.33
June	44.59	44.81	44.59	44.99
July	44.20	44.40	44.03	44.62
August(2)	46.04	45.17	44.06	46.04

Notes:

(1)
Averages for a period other than one month are calculated by using the average of the noon buying rate at the end of each month during the period. Monthly averages are calculated by using the average of the daily noon buying rates during the relevant month.

(2)	Through August 25, 2011.

Source:	Federal Reserve Statistical Release.
E. Taxation
Mauritius Taxation
Our company holds a valid Category 1 Global Business Licence issued by the Financial Services Commission in Mauritius, a valid Tax Residence Certificate issued by the Mauritius Revenue Authority in connection with the Agreement for the Avoidance of Double Taxation signed between Mauritius and India, and a valid Tax Residence Certificate issued by the Mauritius Revenue Authority in connection with the Agreement for the Avoidance of Double Taxation signed between Mauritius and Singapore. Our company is tax resident in Mauritius.

The Income Tax Act 1995 of Mauritius imposes a tax in Mauritius on the chargeable income of our company at the rate of 15%. However, under the Income Tax (Foreign Tax Credit) Regulations 1996 of Mauritius, subject to the Income Tax Act 1995 and the regulations of the Income Tax (Foreign Tax Credit) Regulations 1996, credit is allowed for foreign tax on the foreign source income of a resident of Mauritius against Mauritius tax computed by reference to the same income, and where credit is allowed against Mauritius tax chargeable in respect of any income, the amount of Mauritius tax so chargeable shall be reduced by the amount of the credit. Under the Income Act 1995, “foreign source income” means income which is not derived from Mauritius and includes in the case of a corporation holding a Category 1 Global Business Licence under the Financial Services Act 2007 of Mauritius, income derived from its transactions with non-residents or corporations holding a Category 1 Global Business Licence under the Financial Services Act. Subject to the provisions of the Income Tax (Foreign Tax Credit) Regulations 1996, no credit is allowed in respect of foreign tax unless written evidence is presented to the Mauritius Revenue Authority showing the amount of foreign tax which has been charged and for this purpose, “written evidence” includes a receipt of the relevant authorities of the foreign country for the foreign tax or any other evidence that the foreign tax has been deducted or paid to the relevant authorities of that country. However, pursuant to regulation 8 of the Income Tax (Foreign Tax Credit) Regulations 1996, if written evidence is not presented to the Mauritius Revenue Authority showing the amount of foreign tax charged on our foreign source income, the amount of foreign tax shall nevertheless be conclusively presumed to be equal to 80% of the Mauritius tax chargeable with respect to that income and in such circumstance, the effective tax rate in Mauritius on our chargeable income would be 3%.
Following amendments to the Financial Services Act 2007 of Mauritius pursuant to the Finance (Miscellaneous Provisions) Act 2010 in December 2010, Mauritius companies holding a Category 1 Global Business Licence, or GBC1, issued by the Financial Services Commission in Mauritius are permitted to conduct business both in and outside Mauritius (instead of outside Mauritius only). The operations of a GBC1 company in Mauritius will be subject to tax on chargeable income at the rate of 15% in Mauritius.
Mauritius currently has no capital gains tax (other than on sales of immovable property) and has no taxation in the nature of a withholding tax on the payment of dividends. There is no withholding tax requirement on interest or royalties payments applicable to us as a holder of a Category 1 Global Business Licence issued by the Financial Services Commission in Mauritius where such interest are paid to a non-resident of Mauritius not carrying on any business in Mauritius and such royalties are paid to non-residents of Mauritius. There is no estate duty, inheritance tax or gift tax in Mauritius.
Under existing Mauritius laws:
•	no capital, transfer or registration duties are levied in Mauritius on the issue, purchase or sale of our ordinary shares;
•
dividend payments or other distributions to holders of our ordinary shares are exempt from Mauritius tax, and no withholding will be required of our company on dividend payments or other distributions; and

•
gains derived from the sale or disposition of our ordinary shares will not be subject to Mauritius tax unless the company holds immovable property situated in Mauritius and such immovable property exceeds 95% of the company’s total assets.

There are currently no exchange controls or currency exchange restrictions in Mauritius.
Prospective investors are advised to consult their tax advisors with respect to their particular tax situations and the tax effects of an investment in our shares.

US Federal Income Taxation
The following discussion describes certain material US federal income tax consequences to US Holders (as defined below) under current law of an investment in our ordinary shares. This discussion applies only to US Holders that hold the ordinary shares as capital assets (generally, property held for investment) and that have the US dollar as their functional currency. This discussion is based on the tax laws of the United States in effect as of the date of this annual report and on US Treasury regulations in effect or, in some cases, proposed as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.
The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:
•	banks and other financial institutions;
•	insurance companies;
•	regulated investment companies;
•	real estate investment trusts;
•	broker-dealers;
•	traders that elect to use a mark-to-market method of accounting;
•	US expatriates;
•	tax-exempt entities;
•	persons liable for alternative minimum tax;
•	persons holding ordinary shares as part of a straddle, hedging, conversion or integrated transaction;
•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;
•	persons who acquired ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation; or
•	partnerships or other pass-through entities, or persons holding ordinary shares through such entities.
The discussion also does not deal with the consequences of the recently enacted Medicare tax on “net investment income.”
PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE US FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-US AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES.
The discussion below of the US federal income tax consequences to “US Holders” will apply to you if you are a beneficial owner of our ordinary shares and you are, for US federal income tax purposes:
•	an individual who is a citizen or resident of the United States;

•
a corporation (or other entity taxable as a corporation for US federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to US federal income taxation regardless of its source; or
•
a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more United States persons for all substantial decisions or (2) has a valid election in effect under applicable US Treasury regulations to be treated as a United States person.

The tax treatment of a partner in a partnership (or other entity taxable as a partnership for US federal income tax purposes) that holds our ordinary shares will depend on the status of such partner and the activities of such partnership. If you are a partner in such partnership, you should consult your tax advisors.
Dividends and Other Distributions
Subject to the PFIC rules discussed below, the gross amount (in US dollars) of any distribution we make to you with respect to our ordinary shares (including the amount of any taxes withheld therefrom) will generally be includible in your gross income as dividend income on the date of receipt, but only to the extent that such distribution is paid out of our current or accumulated earnings and profits (as determined under US federal income tax principles). Amounts not treated as dividend income for US federal income tax purposes will constitute a return of capital and will first be applied against and reduce your tax basis in your ordinary shares, but not below zero. Distributions in excess of our current and accumulated earnings and profits and your tax basis in your ordinary shares will be treated as capital gain realized on the sale or other disposition of the ordinary shares. However, we do not intend to calculate our earnings and profits under US federal income tax principles. Therefore, you should expect that any distribution we make to you will be reported as a dividend even if such distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Any dividends we pay will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other US corporations.
With respect to certain non-corporate US Holders, including individual US Holders, for taxable years beginning before January 1, 2013, dividends will be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (1) either our ordinary shares are readily tradable on an established securities market in the United States, (2) we are neither a PFIC nor treated as such with respect to you for the taxable year in which the dividend is paid and the preceding taxable year and (3) certain holding period requirements are met. Under US Internal Revenue Service authority, common or ordinary shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Global Market, as our ordinary shares are. You should consult your tax advisors regarding the availability of the lower tax rate applicable to qualified dividend income for any dividends we pay with respect to our ordinary shares, as well as the effect of any change in applicable law after the date of this annual report.
For foreign tax credit purposes, the limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividends we pay with respect to our ordinary shares will generally be treated as foreign source income and constitute “passive category income” but could, in the case of certain US Holders, constitute “general category income.” If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividends taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividends, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

Dispositions
Subject to the PFIC rules discussed below, you will recognize taxable capital gain or loss on any sale, exchange or other taxable disposition of an ordinary share equal to the difference between the amount realized (in US dollars) for the ordinary share and your adjusted tax basis (in US dollars) in the ordinary share. If you are a non-corporate US Holder, including an individual US Holder, that has held the ordinary share for more than one year, you may be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any gain or loss that you recognize on a disposition of our ordinary shares will generally be treated as US source income or loss for foreign tax credit limitation purposes.
Passive Foreign Investment Company
Based on, among other things, the current and anticipated valuation of our assets and composition of our income and assets, we do not expect to be a PFIC for US federal income tax purposes for our current taxable year ending March 31, 2012. However, the application of the PFIC rules is subject to uncertainty in several respects. In addition, we must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year. Because PFIC status is a factual determination for each taxable year that cannot be made until after the close of each such year, Latham & Watkins LLP, our US counsel, expresses no opinion with respect to our PFIC status or our expectations set forth in this paragraph.
A non-US corporation will be a PFIC for any taxable year if either:
•	at least 75% of its gross income for such year is passive income; or
•
at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”).

For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.
Because the value of our assets for purposes of the asset test will generally be determined in part by reference to the market price of our ordinary shares, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. For this purpose, the composition of our income and assets will depend in part on how, and how quickly, we spend the cash raised in June 2011 through our follow-on offering. If we are a PFIC for any taxable year during which you hold ordinary shares, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold the ordinary shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the ordinary shares. If such election is made, you will be deemed to have sold the ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, your ordinary shares with respect to which such election was made will not be treated as shares in a PFIC.
For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” you receive and any gain you recognize from a sale or other disposition (including a pledge) of the ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:
•	the excess distribution or recognized gain will be allocated ratably over your holding period for the ordinary shares;
•	the amount allocated to the current taxable year and any taxable years in your holding period prior to the first taxable year in which we were a PFIC will be treated as ordinary income; and

•
the amount allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) from a sale or other disposition of our ordinary shares cannot be treated as capital, even if you hold the ordinary shares as capital assets.
If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs or we make direct or indirect equity investments in other entities that are PFICs, you will be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion that the value of the ordinary shares you own bears to the value of all of our ordinary shares, and you may be subject to the rules described in the preceding two paragraphs with respect to the shares of such lower-tier PFICs that you would be deemed to own. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.
A US Holder of “marketable stock” (as defined below) of a PFIC may make a mark-to-market election for such stock to elect out of the PFIC rules described above regarding excess distributions and recognized gains. If you make a mark-to-market election for our ordinary shares, you will include in gross income for each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the ordinary shares you hold as of the close of your taxable year over your adjusted tax basis in such ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted tax basis of the ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your gross income under a mark-to-market election, as well as any gain from the actual sale or other disposition of the ordinary shares, will be treated as ordinary income. Ordinary loss treatment will apply to the deductible portion of any mark-to-market loss on the ordinary shares, as well as to any loss from the actual sale or other disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your tax basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, the tax rules that apply to distributions by corporations that are not PFICs would apply to any distributions that we make, except that the lower tax rate applicable to qualified dividend income (discussed above under “— Dividends and Other Distributions”) generally would not apply.
The mark-to-market election is available only for “marketable stock,” which is stock that is traded in greater than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable US Treasury regulations. Our ordinary shares are listed on the Nasdaq Global Market, which is a qualified exchange or other market for these purposes. Consequently, if the ordinary shares are regularly traded and you are a holder of the ordinary shares, we expect that the mark-to-market election would be available to you if we were to become a PFIC. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a US Holder may continue to be subject to the PFIC rules described above regarding excess distributions and recognized gains with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for US federal income tax purposes. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.
Alternatively, a US person that owns stock of a PFIC generally may make a “qualified electing fund” election with respect to such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. A US person that makes a qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such US person’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if the PFIC provides such US person with certain information regarding its earnings and profits as required under applicable US Treasury regulations. We currently do not intend to prepare or provide the information that would enable you to make a qualified electing fund election.

Under newly enacted legislation, unless otherwise provided by the US Treasury, each US shareholder of a PFIC is required to file an annual report containing such information as the US Treasury may require. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.
You should consult your tax advisors regarding the application of the PFIC rules to your investment in our ordinary shares and the elections discussed above.
Information Reporting and Backup Withholding
Dividend payments with respect to ordinary shares and proceeds from the sale, exchange or other disposition of ordinary shares will generally be subject to information reporting to the US Internal Revenue Service and possible US backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a US Holder that furnishes a correct taxpayer identification number and makes any other required certification on US Internal Revenue Service Form W-9 or that is otherwise exempt from backup withholding. US Holders that are exempt from backup withholding should still complete US Internal Revenue Service Form W-9 to avoid possible erroneous backup withholding. You should consult your tax advisors regarding the application of the US information reporting and backup withholding rules.
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your US federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing an appropriate claim for refund with the US Internal Revenue Service and furnishing any required information in a timely manner.
Additional Reporting Requirements
For taxable years beginning after March 18, 2010, certain US Holders who are individuals may be required to report information relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain financial institutions). US Holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of the ordinary shares.
F. Dividends and Paying Agents
Not applicable
G. Statements by Experts
Not applicable
H. Documents on Display
All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that make electronic filings through its Electronic Data Gathering, Analysis, and Retrieval, or EDGAR, system. All our Exchange Act reports and other SEC filings will be available through the EDGAR system.
I. Subsidiary Information
Not applicable

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Our business activities are exposed to a variety of market risks, including credit risk, foreign currency risk and interest rate risk.
Credit Risk. Financial instruments that potentially subject us to concentrations of credit risk consist principally of term deposits, cash equivalents, and trade and other receivables. By their nature, all such financial instruments involve risks, including the credit risk of non-performance by counterparties. Our cash equivalents, bank balances and term deposits are placed with banks with high investment grade credit ratings, and our term deposits may be withdrawn at any time prior to maturity except that this would result in a lower interest rate. Trade and other receivables are typically unsecured and arise mainly from commissions and incentive payments owing to us from our airline suppliers, receivables from our hotel suppliers which represent amounts owing to us from deposits we place with such hotels, and receivables from our corporate and retail customers to whom we typically extend credit periods. We review the credit worthiness of our clients to which we have granted credit terms in the normal course of the business. We believe there is no significant risk of loss in the event of non-performance of the counterparties to these financial instruments, other than the amounts already provided for in our financial statements. See note 30 to our audited consolidated financial statements for additional information relating to our exposure to credit risk.
Foreign Exchange Risk. We are exposed to movements in currency exchange rates, particularly those related to the US dollar and the Indian Rupee. As the functional currency of MMT India, our key operating subsidiary, is the Indian Rupee, our exposure to foreign currency risk primarily arises in respect of our non-Indian Rupee-denominated trade and other receivables, trade and other payables and cash and cash equivalents, which were $3.6 million, $11.0 million and $1.0 million, respectively, as of March 31, 2011, and $6.8 million, $5.6 million and $1.1 million, respectively, as of March 31, 2010. Based on our operations in fiscal year 2011, a 10.0% appreciation of the US dollar against the Indian Rupee as of March 31, 2011, assuming all other variables remained constant, would have decreased our profit for the year by $0.6 million. Similarly, a 10.0% depreciation of the US dollar against the Indian Rupee as of March 31, 2011, assuming all other variables remained constant, would have increased our profit for the year by $0.4 million. Based on our operations in fiscal year 2010, a 10.0% appreciation of the US dollar against the Indian Rupee as of March 31, 2010, assuming all other variables remained constant, would have decreased our loss for the year by $0.2 million. Similarly, a 10.0% depreciation of the US dollar against the Indian Rupee as of March 31, 2010, assuming all other variables remained constant, would have increased our loss for the year by $0.2 million.
We are also exposed to movements between the US dollar and the Indian Rupee in our operations, as approximately 9.1% and 7.2% of our revenue for fiscal years 2010 and 2011, respectively, was generated by MMT India from its air ticketing business and received in US dollars although our expenses are generally incurred in Indian Rupees. We currently do not have any hedging agreements or similar arrangements with any counter-party to cover our exposure to any fluctuations in foreign exchange rates. While we do incorporate margins in our pricing to cover any adverse fluctuations in foreign exchange rates, there can be no assurance that such margins will adequately protect us from adverse fluctuations in foreign exchange rates and hence our earnings remain susceptible to foreign exchange rate fluctuations. However as this risk associated with currency exchange is largely confined to our non-Indian Rupee revenue, we believe our exposure is minimal and immaterial.
Interest Rate Risk. Our exposure to interest rate risk for changes in interest rates relates primarily to our term deposits and bank overdrafts. As of March 31, 2011, we had fixed rate financial instruments totaling $16.9 million, consisting of our term deposits, and variable rate financial instruments totaling $3.9 million, consisting of our bank overdrafts. As of March 31, 2010, we had fixed rate financial instruments totaling $55.4 million (including term deposits totaling $14.5 million and $40.8 million of preferred shares which converted into ordinary shares upon the completion of our initial public offering), and variable rate financial instruments totaling $4.0 million, consisting of our bank overdrafts. We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. Our future interest income and financing cost may fluctuate in line with changes in interest rates. We do not account for any fixed rate financial instruments at fair value through profit or loss. Accordingly, a change in interest rates as of March 31, 2011 would not have affected our profit or loss. Based on our consolidated balance sheet as of March 31, 2011, a sensitivity analysis shows that an increase of 100 basis points in interest rates as of March 31, 2011 would have decreased profit or increased loss by $0.04 million and would not have had any impact on our equity. Similarly, a decrease of 100 basis points in interest rates as of March 31, 2011 would have increased profit or decreased loss by $0.04 million and would not have had any impact on our equity.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
A. — D. Material Modifications to the Rights of Security Holders
None
E. Use of Proceeds
Initial public offering in August 2010
On August 17, 2010, we completed our initial public offering on the Nasdaq Global Market. We sold an aggregate of 5,750,000 ordinary shares (including 4,153,846 ordinary shares sold by us and 1,596,154 ordinary shares sold by the selling shareholders). The price per ordinary share was $14.00. The representative of the several underwriters of the initial public offering was Morgan Stanley & Co. International plc.
The registration statement on Form F-1 (File No. 333-168315) filed by us in connection with the intial public offering was declared effective on August 11, 2010. An aggregate of 5,750,000 ordinary shares were registered and sold pursuant to the registration statement. The aggregate price of the offering amount registered and sold was $80.5 million.
The net proceeds to us from the offering, after deducting underwriting discounts and commissions and offering expenses, amounted to $52.5 million.
Follow-on public offering in June 2011
On June 2, 2011, we completed our follow-on public offering on the Nasdaq Global Market. We sold an aggregate of 5,244,000 ordinary shares (including 1,450,000 ordinary shares sold by us and 3,794,000 ordinary shares sold by the selling shareholders). On June 29, 2011, we completed an additional over-allotment offering of 350,000 of our ordinary shares (including 96,777 ordinary shares sold by us and 253,223 ordinary shares sold by the selling shareholders). The price per ordinary share was $24.00. The representatives of the several undwriters of the follow-on public offering were Morgan Stanley & Co. International plc and Deutsche Bank Securities Inc. The aggregate price of the offering amount registered and sold was $125.9 million. The aggregate price of the offering amount registered and sold pursuant to the sale of the over-allotment option was $ 8.4 million.
The registration statement on Form F-1 (File No. 333-172572) filed by us in connection with the follow-on public offering was automatically effective on May 26, 2011.
The net proceeds to us from the offering, after deducting underwriting discounts and commissions and offering expenses amounted to $33.7 million. The net proceeds to us from the over-allotment offering, after deducting underwriting discounts and commissions and offering expenses amounted to $2.2 million.

ITEM 15.	CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
As required by Rules 13a-15 and 15d-15 under the Exchange Act, management, including our Chief Executive Officer and our Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding our required disclosure.
Based on the foregoing, our Chief Executive Officer and our Chief Financial Officer have concluded that, as of March 31, 2011, our disclosure controls and procedures were effective.
Management’s Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm
Pursuant to the temporary relief granted by the Commission to all newly public companies, this annual report on Form 20-F does not include (i) a report from management assessing our internal controls over financial reporting or (ii) a report from our registered public accounting firm attesting to management’s report on our internal controls over financial reporting. We will be required to include these reports in our annual report on Form 20-F for our fiscal year ending March 31, 2012.
Changes in Internal Control over Financial Reporting
Management has evaluated, with the participation of our Chief Executive Officer and our Chief Financial Officer, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on the evaluation we conducted, management has concluded that no such changes have occurred.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
Our audit committee consists of Messrs. Vivek N. Gour and Frederic Lalonde and is chaired by Mr. Gour. Messrs. Gour and Lalonde satisfy the independence requirements of Rule 5605 of the Nasdaq Stock Market, Marketplace Rules, and the independence requirements of Rule 10A-3 under the Exchange Act. See “Item 6. Directors, Senior Management and Employees — C. Board Practices” for the experience and qualifications of the members of the audit committee. Our audit committee consists solely of independent directors that satisfy Nasdaq and the SEC requirements within one year of the completion of our listing on the Nasdaq Global Market. Our board of directors also has determined that Mr. Gour qualifies as an audit committee financial expert within the meaning of the SEC rules.

ITEM 16B.	CODE OF ETHICS
We have adopted a written Code of Business Conduct and Ethics that provides that our directors and officers are expected to avoid any action, position or interest that conflicts with the interests of our company or gives the appearance of a conflict. Directors and officers have an obligation under our code of business conduct and ethics to advance our company’s interests when the opportunity to do so arises.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
Our financial statements prepared in accordance with IFRS are audited by KPMG, a firm registered with the Public Company Accounting Oversight Board in the United States and an Indian firm of Chartered Accountants registered with the Institute of Chartered Accountants of India.
KPMG has served as our independent registered public accountant for each of the years ended March 31, 2009, March 31, 2010 and March 31, 2011 for which audited statements appear in this annual report.
The following table shows the aggregate fees for professional services and other services rendered by KPMG and the various member firms of KPMG to us, including some of our subsidiaries, in fiscal years 2009, 2010 and 2011.

	Fiscal
	2009	2010	2011

Audit fees (audit and review of financial statements)	$36,838	$102,631	$195,947
Audit-related fees (including fees related to the offerings and other miscellaneous audit-related certifications)	—	—	365,272
Tax fees (tax audit, other certifications and tax advisory services)	43,254	82,300	76,568
All other fees (advisory services)	—	—	56,598

Total	$80,092	$184,931	$694,385

Audit Committee Pre-approval Process
Our audit committee reviews and pre-approves the scope and the cost of audit services related to us and permissible non-audit services performed by the independent auditors, other than those for de minimus services which are approved by the audit committee prior to the completion of the audit. All of the services related to our company provided by KPMG during the last fiscal year have been approved by the audit committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Not applicable

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable

ITEM 16G.	CORPORATE GOVERNANCE
The Nasdaq Marketplace Rules, or the Nasdaq Rules, provide that foreign private issuers may follow home country practice in lieu of the corporate governance requirements of the Nasdaq Stock Market LLC, subject to certain exceptions and requirements and except to the extent that such exemptions would be contrary to U.S. federal securities laws and regulations. The significant differences between our corporate governance practices and those followed by U.S. companies under the Nasdaq Rules are summarized as follows:
•
We follow home country practice that permits our board of directors to consist of less than a majority of independent directors, in lieu of complying with Rule 5605(b)(1) of the Nasdaq Rules that requires that the board of directors consist of a majority of independent directors.

•
We follow home country practice that permits our audit committee to consist of less than three members, in lieu of complying with Rule 5605(c)(2)(A) of the Nasdaq Rules that requires that each company have an audit committee of at least three members. We currently have an audit committee that consists of two members.

•
We follow home country practice that permits our board of directors not to implement a nominations committee, in lieu of complying with Rule 5605(e) of the Nasdaq Rules that requires the implementation of a nominations committee.

•
We follow home country practice that permits us not to hold regular executive sessions where only independent directors are present, in lieu of complying with Rule 5605(b)(2) of the Nasdaq Rules that requires that regular executive sessions are held where only independent directors are present.

Other than the above, we have followed and intend to continue to follow the applicable corporate governance standards under the Nasdaq Marketplace Rules.
In accordance with Rule 5250(d)(1) under Nasdaq Marketplace Rules, we will post this annual report on Form 20-F on our company website at http://investors.makemytrip.com. In addition, we will provide hard copies of our annual report free of charge to shareholders and ADS holders upon request.

PART II

ITEM 17.	FINANCIAL STATEMENTS
See Item 18 for a list of the financial statements filed as part of this annual report.

ITEM 18.	FINANCIAL STATEMENTS
The following financial statements are filed as part of this annual report, together with the report of the independent registered public accounting firms:
•	Report of Independent Registered Public Accounting Firm.
•	Consolidated Statements of Financial Position as of March 31, 2010 and 2011.
•	Consolidated Statements of Comprehensive Income (Loss) for the years ended March 31, 2009, 2010 and 2011.
•	Consolidated Statements of Changes in Equity (Deficit) for the years ended March 31, 2009, 2010 and 2011.
•	Consolidated Statements of Cash Flows for the years ended March 31, 2009, 2010 and 2011.
•	Notes to the Consolidated Financial Statements.

ITEM 19.	EXHIBITS
The following exhibits are filed as part of this annual report:

1.1	Constitution of MakeMyTrip Limited (Incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

2.1	Form of ordinary share certificate (Incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.1
Amended and Restated MakeMyTrip.com 2001 Equity Option Plan (Incorporated by reference to Exhibit 10.1.1 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.2	MakeMyTrip 2010 Share Incentive Plan (Incorporated by reference to Exhibit 10.1.2 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.3
Third Amended and Restated Shareholders Agreement dated May 20, 2008 by and among the shareholders named therein and our company (Incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.4
Fourth Amended and Restated Shareholders Agreement dated July 16, 2010 by and among the shareholders named therein and our company (Incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.5
Subscriber Agreement dated February 4, 2009 (effective as of February 1, 2009), by and between MMT India and Amadeus India Pvt. Ltd., or Amadeus (Incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.6
Amendment Agreement to the Subscriber Agreement dated February 27, 2009 (effective as of March 1, 2009) by and between MMT India and Amadeus (Incorporated by reference to Exhibit 10.4.2 to the Registration Statement on Form F-1 (File No. 333-172572) as filed with the SEC on March 2, 2011).

4.7
Second Amendment to the Subscriber Agreement and Amendment Agreement dated December 28, 2010 (effective as of August 1, 2010) by and between MMT India and Amadeus (Incorporated by reference to Exhibit 10.4.3 to the Registration Statement on Form F-1 (File No. 333-172572) as filed with the SEC on March 2, 2011).

4.8
Passenger Sales Agency Agreement dated August 30, 2002 by and between MMT India and each IATA member, represented by the Director General of IATA (Incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.9
Business Process Outsourcing Services Agreement dated March 5, 2008 by and between MMT India and IBM Daksh Business Process Services Private Limited, or IBM Daksh (Incorporated by reference to Exhibit 10.6.1 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.10
Statement of Work dated March 5, 2008 by and between MMT India and IBM Daksh, or the IBM Statement of Work (Incorporated by reference to Exhibit 10.6.2 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.11
First Amendment to the IBM Statement of Work dated July 16, 2008 (effective as of March 5, 2008), by and between MMT India and IBM Daksh (Incorporated by reference to Exhibit 10.6.3 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.12
Second Amendment to the IBM Statement of Work dated July 28, 2009 (effective as of May 1, 2009), by and between MMT India and IBM Daksh (Incorporated by reference to Exhibit 10.6.4 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.13
Amendment Number 3 to the Business Process Outsourcing Services Agreement dated November 4, 2009 (effective as of June 1, 2009) by and between MMT India and IBM Daksh (Incorporated by reference to Exhibit 10.6.5 to the Registration Statement on Form F-1 (File No. 333-172572) as filed with the SEC on March 2, 2011).

4.14
Fourth Amendment to the Business Process Outsourcing Services Agreement dated December 9, 2010 (effective as of April 1, 2010) by and between MMT India and IBM Daksh (Incorporated by reference to Exhibit 10.6.6 to the Registration Statement on Form F-1 (File No. 333-172572) as filed with the SEC on March 2, 2011).

4.15
Fifth Amendment to the Business Process Outsourcing Services Agreement dated December 10, 2010 (effective as of July 15, 2010) by and between MMT India and IBM Daksh (Incorporated by reference to Exhibit 10.6.7 to the Registration Statement on Form F-1 (File No. 333-172572) as filed with the SEC on March 2, 2011).

4.16
Sixth Amendment to the Master Services Agreement and Statement of Work dated December 18, 2010 (effective as of December 1, 2010) by and between MMT India and IBM Daksh (Incorporated by reference to Exhibit 10.6.8 to the Registration Statement on Form F-1 (File No. 333-172572) as filed with the SEC on March 2, 2011).

4.17
Seventh Amendment to Master Services Agreement and Statement of Work dated April 7, 2011 by and between MMT India and IBM Daksh (Incorporated by reference to Exhibit 10.6.9 to the Registration Statement on Form F-1 (File No. 333-172572) as filed with the SEC on May 13, 2011).

4.18
Services Agreement, or the Tecnovate Services Agreement, dated March 25, 2009 by and between MMT India and Tecnovate eSolutions Private Limited, or Tecnovate (Incorporated by reference to Exhibit 10.7.1 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.19
Amendment to the Tecnovate Services Agreement dated June 4, 2010 (effective as of March 24, 2010) by and between MMT India and Tecnovate (Incorporated by reference to Exhibit 10.7.2 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.20
Master Services Agreement dated July 6, 2009 by and between MMT India and RightNow Technologies, Inc (Incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.21
Lease deed for Plot Number 103, Udyog Vihar, Phase 1, Gurgaon, Haryana 122016, India dated October 25, 2007 (Incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.22
Sanction Letter for Working Capital Facilities dated September 7, 2009 by and between MMT India and HDFC Bank (including letter of amendment) (Incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.23
Sanction Letter for Working Capital Facilities dated January 6, 2011 by and between MMT India and HDFC Bank (Incorporated by reference to Exhibit 10.10.2 to the Registration Statement on Form F-1 (File No. 333-172572) as filed with the SEC on March 2, 2011).

4.24
Form of director and executive officer indemnification agreement (Incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

8.1	**	List of subsidiaries of MakeMyTrip Limited.

12.1	**	Certification by the Chief Executive Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	**	Certification by the Chief Financial Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	**	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	**	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	**	Consent of Independent Registered Public Accounting Firm.

**	Filed herewith

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
Date: September 2, 2011

MAKEMYTRIP LIMITED
By:	/s/ Deep Kalra
Name:	Deep Kalra
Title:	Group Chairman and Group Chief Executive Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
MakeMyTrip Limited:

We have audited the accompanying consolidated statements of financial position of MakeMyTrip Limited and its subsidiaries as of March 31, 2010 and 2011, and the related consolidated statements of comprehensive income (loss), changes in equity (deficit), and cash flows for each of the years in the three-year period ended March 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of March 31, 2010 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

KPMG

Gurgaon, India
May 11, 2011

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at March 31
	Note	2010	2011
		(in USD)

Assets
Property, plant and equipment	13	3,748,180	3,762,598
Intangible assets	14	2,024,059	2,796,840
Trade and other receivables, net	16	413,488	600,067
Term deposits	18	1,295,489	706,873
Other non-current assets	20	124,126	219,021
Deferred tax assets	15	—	2,924,308

Total non-current assets		7,605,342	11,009,707
Current tax assets		942,543	3,855,431
Trade and other receivables, net	16	12,036,039	12,257,102
Term deposits	18	13,175,915	16,235,047
Other current assets	19	7,532,087	17,852,029
Cash and cash equivalents	17	9,341,526	51,730,321

Total current assets		43,028,110	101,929,930

Total assets		50,633,452	112,939,637

Equity (Deficit)
Share capital	21	8,767	17,546
Share premium	21	11,356,522	111,541,661
Accumulated deficit		(42,510,416)	(38,024,060)
Share based payment reserve		7,061,910	3,914,844
Foreign currency translation reserve	21	(872,218)	(1,174,111)

Total equity (deficit) attributable to equity holders of the Company		(24,955,435)	76,275,880
Non-controlling interest	22	4,390	—

Total equity (deficit)		(24,951,045)	76,275,880

Liabilities
Loans and borrowings	24	132,103	148,923
Employee benefits	27	437,444	667,050
Deferred income	30	1,852,679	—
Derivatives instruments		48,382	—
Other non-current liabilities	26	447,295	503,320

Total non-current liabilities		2,917,903	1,319,293
Bank overdraft	17	3,996,066	3,855,977
Loans and borrowings	24	40,834,795	60,634
Trade and other payables	29	26,467,047	29,694,702
Deferred income	30	814,516	26,533
Other current liabilities	25	554,170	1,706,618

Total current liabilities		72,666,594	35,344,464

Total liabilities		75,584,497	36,663,757

Total equity and liabilities		50,633,452	112,939,637

The notes on pages F-9 to F-57 are an integral part of these consolidated financial statements.

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		For the Year Ended March 31
	Note	2009	2010	2011
		(in USD)

Revenue
Air ticketing		19,225,095	32,119,488	47,622,719
Hotels and packages		48,622,765	50,287,896	74,557,976
Other revenue	7	703,841	1,152,822	2,540,692

Total revenue		68,551,701	83,560,206	124,721,387
Service cost
Procurement cost of hotel and packages services		43,069,188	42,292,226	63,650,910
Purchase of air tickets coupon		491,780	985,482	—
Personnel expenses	8	9,679,770	16,562,034	14,399,040
Other operating expenses	9	24,369,906	28,160,506	40,698,895
Depreciation and amortization	10	1,558,687	1,569,747	1,910,637

Result from operating activities		(10,617,630)	(6,009,789)	4,061,905
Finance income	11	6,293,731	1,874,177	1,601,750
Finance costs	11	3,049,608	2,062,947	3,525,685

Net finance income (costs)		3,244,123	(188,770)	(1,923,935)

Profit (Loss) before tax		(7,373,507)	(6,198,559)	2,137,970
Income tax benefit (expense)	12	25,291	(8,428)	2,691,721

Profit (Loss) for the year		(7,348,216)	(6,206,987)	4,829,691
Other comprehensive income (loss)
Foreign currency translation differences on foreign operations	11	(3,122,321)	1,651,468	(301,952)
Defined benefit plan actuarial losses		89,624	(14,431)	(73,356)
Income tax benefit (expense) on other comprehensive income (loss)		(30,463)	5,590	24,514

Other comprehensive income (loss) for the year, net of tax		(3,063,160)	1,642,627	(350,794)

Total comprehensive income (loss) for the year		(10,411,376)	(4,564,360)	4,478,897

Profit (Loss) attributable to:
Owners of the Company		(7,346,033)	(6,206,239)	4,827,471
Non-controlling interest		(2,183)	(748)	2,220

Profit (Loss) for the year		(7,348,216)	(6,206,987)	4,829,691

Total comprehensive income (loss) attributable to:
Owners of the Company		(10,408,580)	(4,563,894)	4,476,742
Non-controlling interest		(2,796)	(466)	2,155

Total comprehensive income (loss) for the year		(10,411,376)	(4,564,360)	4,478,897

Earnings (Loss) per share
Basic	23	(0.42)	(0.35)	0.17
Diluted	23	(0.55)	(0.35)	0.15
Pro forma earnings (loss) per share (unaudited)
Basic	23	(0.38)	(0.18)	0.16
Diluted	23	(0.38)	(0.18)	0.15

The notes on pages F-9 to F-57 are an integral part of these consolidated financial statements.

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

	Attributable to Equity Holders of the Company
					Foreign
				Share Based	Currency		Non-
	Share	Share	Accumulated	Payment	Translation		controlling	Total
	Capital	Premium	Deficit	Reserve	Reserve	Total	Interest	Deficit
	(in USD)

Balance as at April 1, 2008	8,714	10,816,307	(29,008,454)	340,495	598,294	(17,244,644)	3,140	(17,241,504)
Total comprehensive income (loss) for the year
Loss for the year	—	—	(7,346,033)	—	—	(7,346,033)	(2,183)	(7,348,216)
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	(3,121,696)	(3,121,696)	(625)	(3,122,321)
Defined benefit plan actuarial gains (losses), net of tax	—	—	59,149	—	—	59,149	12	59,161

Total other comprehensive income (loss)	—	—	59,149	—	(3,121,696)	(3,062,547)	(613)	(3,063,160)

Total comprehensive income (loss) for the year	—	—	(7,286,884)	—	(3,121,696)	(10,408,580)	(2,796)	(10,411,376)

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	415,704	—	415,704	—	415,704

Total contributions by owners	—	—	—	415,704	—	415,704	—	415,704

Transactions with non-owners, recorded directly in equity
Contributions by non-owners
Issue of ordinary shares by a subsidiary on exercise of share options	—	—	—	—	—	—	3,717	3,717

Total contributions by non-owners	—	—	—	—	—	—	3,717	3,717

Balance as at March 31, 2009	8,714	10,816,307	(36,295,338)	756,199	(2,523,402)	(27,237,520)	4,061	(27,233,459)

The notes on pages F-9 to F-57 are an integral part of these consolidated financial statements.

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT) — (Continued)

	Attributable to Equity Holders of the Company
					Foreign
				Share Based	Currency		Non-
	Share	Share	Accumulated	Payment	Translation		controlling	Total
	Capital	Premium	Deficit	Reserve	Reserve	Total	Interest	Deficit
	(in USD)

Balance as at April 1, 2009	8,714	10,816,307	(36,295,338)	756,199	(2,523,402)	(27,237,520)	4,061	(27,233,459)
Total comprehensive income (loss) for the year
Loss for the year	—	—	(6,206,239)	—	—	(6,206,239)	(748)	(6,206,987)
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	1,651,184	1,651,184	284	1,651,468
Defined benefit plan actuarial gains (losses), net of tax	—	—	(8,839)	—	—	(8,839)	(2)	(8,841)

Total other comprehensive income (loss)	—	—	(8,839)	—	1,651,184	1,642,345	282	1,642,627

Total comprehensive income (loss) for the year	—	—	(6,215,078)	—	1,651,184	(4,563,894)	(466)	(4,564,360)

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	6,771,376	—	6,771,376	—	6,771,376
Issue of ordinary shares on exercise of share options	53	540,215	—	(465,665)	—	74,603	—	74,603
Total contributions by owners	53	540,215	—	6,305,711	—	6,845,979	—	6,845,979

Transactions with non-owners, recorded directly in equity
Contributions by non-owners
Issue of ordinary shares by a subsidiary on exercise of share options	—	—	—	—	—	—	795	795

Total contributions by non-owners	—	—	—	—	—	—	795	795

Balance as at March 31, 2010	8,767	11,356,522	(42,510,416)	7,061,910	(872,218)	(24,955,435)	4,390	(24,951,045)

The notes on pages F-9 to F-57 are an integral part of these consolidated financial statements.

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT) — (Continued)

	Attributable to Equity Holders of the Company
					Foreign
				Share Based	Currency		Non-
	Share	Share	Accumulated	Payment	Translation		controlling	Total Equity
	Capital	Premium	Deficit	Reserve	Reserve	Total	Interest	(Deficit)
	(in USD)

Balance as at April 1, 2010	8,767	11,356,522	(42,510,416)	7,061,910	(872,218)	(24,955,435)	4,390	(24,951,045)
Total comprehensive income (loss) for the year
Profit for the year	—	—	4,827,471	—	—	4,827,471	2,220	4,829,691
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	(301,893)	(301,893)	(59)	(301,952)
Defined benefit plan actuarial gains (losses), net of tax	—	—	(48,836)	—	—	(48,836)	(6)	(48,842)

Total other comprehensive income (loss)	—	—	(48,836)	—	(301,893)	(350,729)	(65)	(350,794)

Total comprehensive income (loss) for the year	—	—	4,778,635	—	(301,893)	4,476,742	2,155	4,478,897

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	527,285	—	527,285	—	527,285
Issue of ordinary shares on exercise of share options	540	4,965,951	—	(3,648,035)	—	1,318,456	—	1,318,456
Transfer to accumulated deficit on expiry of share options	—	—	26,316	(26,316)	—	—	—	—
Convertible and redeemable preference shares converted to ordinary shares at initial public offering	6,162	41,179,783	—	—	—	41,185,945	—	41,185,945
Issue of ordinary shares through initial public offering, net of issuance costs	2,077	54,039,405	—	—	—	54,041,482	—	54,041,482

Total contributions by owners	8,779	100,185,139	26,316	(3,147,066)	—	97,073,168	—	97,073,168

Changes in ownership interests in subsidiaries that do not result in a loss of control
Acquisition of non-controlling interest	—	—	(318,595)	—	—	(318,595)	(6,545)	(325,140)

Total changes in ownership interest in subsidiaries	—	—	(318,595)	—	—	(318,595)	(6,545)	(325,140)

Total transactions with owners	8,779	100,185,139	(292,279)	(3,147,066)	—	96,754,573	(6,545)	96,748,028

Balance as at March 31, 2011	17,546	111,541,661	(38,024,060)	3,914,844	(1,174,111)	76,275,880	—	76,275,880

The notes on pages F-9 to F-57 are an integral part of these consolidated financial statements.

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended March 31
	2009	2010	2011
	(in USD)

Cash flows from operating activities
Profit (Loss) for the year	(7,348,216)	(6,206,987)	4,829,691
Adjustments for:
Depreciation	925,612	908,844	1,114,958
Amortisation of intangible assets	633,075	660,903	795,679
Loss on disposal of intangible assets	5,087	—	2,930
Net loss on disposal of property, plant and equipment	232,445	25,501	80,563
Net finance (income) costs	(3,244,123)	188,770	1,923,935
Share based payment	415,704	6,771,376	527,285
Income tax expense (benefit)	5,172	2,838	(2,691,721)
Change in inventories	(849,207)	820,830	—
Change in trade and other receivables	2,357,064	(5,441,867)	(2,286,381)
Change in other current assets	(1,443,180)	(3,062,608)	(10,253,524)
Change in trade and other payables	3,863,901	10,642,283	4,018,445
Change in employee benefits	11,053	98,692	180,601
Change in deferred income	1,382,096	(622,769)	(2,595,886)
Change in other non-current assets	17,167	49,375	(94,512)
Change in other current liabilities	78,603	192,135	1,142,508
Change in other non-current liabilities	81,842	116,303	57,884
Income tax (paid) refund	(272,149)	87,682	(3,084,612)

Net cash from (used in) operating activities	(3,148,054)	5,231,301	(6,332,157)

Cash flows from investing activities
Interest received	591,492	892,861	2,289,667
Proceeds from sale of property, plant and equipment	42,663	11,630	41,936
Proceeds from sale of investments	7,793,357	—	—
Investment in term deposits (net)	(11,492,348)	3,653,559	(2,519,501)
Acquisition of property, plant and equipment	(636,979)	(653,776)	(1,272,495)
Acquisition of other investments	(7,800,937)	—	—
Acquisition of intangible assets	(307,617)	(452,544)	(1,573,886)

Net cash from (used in) investing activities	(11,810,369)	3,451,730	(3,034,279)

Cash flows from financing activities
Proceeds from issue of convertible and redeemable preference shares	15,000,174	—	—
Proceeds from issuance of shares on exercise of share options	3,717	75,398	1,318,456
Direct cost incurred in relation to intial public offering	—	—	(6,198,945)
Proceeds from issuance of ordinary shares through intial public offering	—	—	58,153,844
Acquisition of non-controlling interests	—	—	(325,140)
Proceeds from (repayment) of secured bank loans	(5,677)	104,935	64,605
Payment of finance lease liabilities	(47,651)	(73,453)	(61,162)
Interest paid	(630,789)	(316,923)	(588,299)

Net cash from (used in) financing activities	14,319,774	(210,043)	52,363,359

Increase (Decrease) in cash and cash equivalents	(638,649)	8,472,988	42,996,923
Cash and cash equivalents at beginning of the year	(2,403,039)	(2,442,385)	5,345,460
Effect of exchange rate fluctuations on cash held	599,303	(685,143)	(468,039)

Cash and cash equivalents at end of the year	(2,442,385)	5,345,460	47,874,344

Supplementary information
Additions to property, plant and equipment represented by finance lease obligations	34,525	78,809	—

The notes on pages F-9 to F-57 are an integral part of these consolidated financial statements.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1)	REPORTING ENTITY

MakeMyTrip Limited (the “Company”) is a Company domiciled in Mauritius. The address of the Company’s registered office is Multiconsult Limited, Rogers House, 5 President John Kennedy Street, Port Louis, Mauritius. The consolidated financial statements of the Company comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). The Company has two subsidiaries: MakeMyTrip (India) Private Limited and MakeMyTrip.com Inc, incorporated in India and the United States of America (U.S.) on April 13, 2000 and June 30, 2000, respectively.

The Group is primarily engaged in the business of selling travel products and solutions in India and the U.S. The Group offers its customers the entire range of travel services including ticketing, tours and packages and hotels.

On July 19, 2010, the shareholders approved resolutions effecting certain amendments to the authorized and issued share capital to:

•	effect a 20-for-one split of the Company’s share capital on July 22, 2010 pursuant to which each ordinary share, Series A convertible and redeemable preference share, Series B convertible and redeemable preference share and Series C convertible and redeemable preference share of the Company was subdivided into 20 shares at a par value of USD 0.0005 per share.

•	adjust on July 22, 2010, ordinary shares of a par value of USD 0.01 each reserved under the MakeMyTrip.com Equity Option Plan for delivery in connection with the grant or vesting to ordinary shares of a par value of USD 0.0005 each, to reflect the subdivision of the Company’s ordinary shares approved by the shareholders of the Company.

All share and per share amounts presented in the consolidated financial statements have been adjusted on a retroactive basis to reflect the effect of share split and issuances.

On August 17, 2010, the Company completed the initial public offering of its ordinary shares on National Association of Securities Dealers Automated Quotation System (NASDAQ), pursuant to which the Company issued and sold 3,846,154 ordinary shares and certain of its existing shareholders (referred to as the “Selling Shareholders”) sold 1,153,846 ordinary shares at a price of USD 14 per share. The offering resulted in gross proceeds of USD 53,846,156 and net proceeds of USD 50,076,925 to the Company and gross proceeds of USD 16,153,844 and net proceeds of USD 15,023,075 to the Selling Shareholders, after deducting underwriting discounts and commissions. The underwriters exercised their option to purchase 307,692 additional ordinary shares from the Company and 442,308 additional ordinary shares from the Selling Shareholders at the initial offering price of USD 14 per share to cover over-allotments, resulting in additional gross proceeds of USD 4,307,688 and net proceeds of USD 4,006,150 to the Company and additional gross proceeds of USD 6,192,312 and net proceeds of USD 5,758,850 to the Selling Shareholders, after deducting underwriting discounts and commissions.

On August 17, 2010, 6,577,260 Series A convertible and redeemable preference share of a par value USD 0.0005 each, 2,966,300 Series B convertible and redeemable preference share of a par value USD 0.0005 each, and 2,780,900 Series C convertible and redeemable preference share of a par value USD 0.0005 each were converted into 12,324,460 ordinary shares of a par value USD 0.0005 each by the holders of such preference shares.

2)	BASIS OF PREPARATION

(a)  Statement of Compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Accounting policies have been applied consistently to all periods presented in these financial statements.

The consolidated financial statements were authorized for issue by the Group’s Board of Directors in its meeting held on May 11, 2011.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b)  Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•	derivative financial instruments are measured at fair value;

•	share-based payments are valued using the Black Scholes valuation model at the date the options are granted;

•	long term interest free security deposits are measured at fair value; and

•	the defined benefit asset is recognised as the net total of the plan assets, plus unrecognised past service cost and unrecognised actuarial losses, less unrecognised actuarial gains and the present value of the defined benefit obligation.

(c)  Functional and Presentation Currency

These consolidated financial statements are presented in U.S. dollar (USD).

A Company’s functional currency is the currency of the primary economic environment in which an entity operates and is normally the currency in which the entity primarily generates and expends cash. USD is the functional currency of the Company and its subsidiary, MakeMyTrip.com Inc as it is the currency of the primary economic environment in which those entities operate. MakeMyTrip (India) Private Limited primarily operates its business in Indian Rupee (INR) and thus, INR has been determined to be the functional currency of MakeMyTrip (India) Private Limited.

(d)  Use of Estimates and Judgements

The preparation of consolidated financial statements in conformity with IFRS require management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.

Information about significant areas of estimation/uncertainty in applying accounting policies that have the most significant effect on the amounts recognised in the consolidated financial statements are as follows:

• Note 3(d) and 13	Property, plant and equipment
• Note 3(e) and 14	Useful life of intangible assets
• Note 3(h) and 27	Employee benefit plans
• Note 3(n) and 12	Income taxes
• Note 3(i) and 33	Provisions and contingent liabilities
• Note 3(c)(iv) and (v)	Valuation of derivatives
• Note 3(h)(v) and 28	Share based payment

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

• Note 3(n) and 12	Utilization of tax losses
• Note 3(h) and 27	Measurement of defined benefit obligations

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3)	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

(a)  Basis of Consolidation

i)  Subsidiaries

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the dates that control ceases.

ii)  Transactions Eliminated on Consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

(b)  Foreign Currency

i)  Foreign Currency Transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Foreign currency differences arising on translation are recognized in profit or loss.

ii)  Foreign Operations

The assets and liabilities of foreign operations are translated to USD at exchange rates at the reporting date. The income and expenses of foreign operations are translated to USD at an average exchange rate applicable during the period.

Foreign currency differences are recognized in other comprehensive income as foreign currency translation reserve (FCTR). However, if the operation is a non-wholly owned subsidiary, than the relevant proportionate share of the translation difference is allocated to non-controlling interest. When a foreign operation is disposed of, in part or in full, the relevant amount in the FCTR is transferred to profit or loss as part of the profit or loss on disposal.

(c)  Financial Instruments

i)  Non-Derivative Financial assets

The Group initially recognizes loans and receivables and deposits on the date that they are originated. All other financial assets are recognized initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument. The financial assets are initially measured at fair value, net of transaction costs except for those financial assets classified as at fair value through profit or loss which are initially measured at fair value.

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Financial assets and liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Group has the following non-derivative financial assets which are classified into the following specified categories: ‘trade and other receivables’, ‘available for sale’ and ‘term deposits’. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Trade and other Receivables

Trade and other receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition trade and other receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Trade receivables are initially recognized at fair value which primarily represents original invoice amount less any impairment loss or an allowance for any uncollectible amounts. Provision is made when there is objective evidence that the Group may not be able to collect the trade receivable. Balances are written off when recoverability is assessed as being remote.

Cash and cash equivalents comprise cash at bank and on hand and short-term deposits with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Available-for-sale Financial Assets

Available-for-sale financial assets are non-derivative financial assets that are either designated as available-for-sale or are not classified in any of the other categories. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses are recognized in other comprehensive income and presented within equity in the fair value reserve. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

Term Deposits

Term deposits comprise deposits with banks, which have original maturities of more than three months. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition term deposits are measured at amortized cost using the effective interest method, less any impairment losses.

ii)  Non Derivative Financial Liabilities

The Group recognizes financial liabilities initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument.

The Group derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

Financial assets and liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Group has the following non-derivative financial liabilities: loans and borrowings, bank overdraft, other current liabilities and trade and other payables. Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are included as a component of cash and cash equivalents for the purpose of the consolidated statement of cash flows.

iii)  Share Capital

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity.

iv)  Compound Financial Instruments

Compound financial instruments issued by the Group comprise convertible and redeemable preference shares with discretionary, non cumulative dividend that can be converted to ordinary share capital at the option of the holder. One preference share can be converted into one ordinary share. This compound instrument also has an adjustment clause that represents a price protection feature that protects the original preference shareholders from decline in the market value of the Group’s securities. This clause may result in the entity issuing variable number of preference shares on conversion hence, represents a liability.

Equity instruments are instruments that evidence a residual interest in the assets of an entity after deducting all of its liabilities. Therefore, when the initial carrying amount of a compound financial instrument is allocated to its equity and liability components, the equity component is assigned the residual amount after deducting from the fair value of the instrument as a whole the amount separately determined for the liability component. The value of any derivative features (such as conversion option) embedded in the compound financial instrument other than the equity component is included in the liability component. The sum of the carrying amounts assigned to the liability and equity components on initial recognition is always equal to the fair value that would be ascribed to the instrument as a whole. No gain or loss arises from initially recognizing the components of the instrument separately.

The fair value of the financial liability has been initially recognized at the amount payable on demand, discounted from the first date that the amount could be required to be paid.

The equity component is recognized initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component (including the embedded derivative liability). From the liability component that includes the embedded derivative liability, the fair value of the derivative liability is separated and the balance host contract is accounted as a non-derivative liability. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts. Subsequent to initial recognition, the non-derivative liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not re-measured subsequent to initial recognition. Separable embedded derivatives are recognized in accordance with accounting policy as per note 3(c)(v).

Interest, dividends, losses and gains relating to the financial liability are recognized in profit or loss. Distributions to the equity holders are recognized in equity, net of any tax benefit.

v)  Separable Embedded Derivatives

The Group has an embedded derivative feature in its preference share capital. Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Fair value of the derivative is determined on the inception using an appropriate valuation method. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted in profit or loss.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(d)  Property, Plant and Equipment

i)  Recognition and Measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditure that is directly attributable to the acquisition of the asset. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized net within “other revenue/other operating expenses” in profit or loss.

Advances paid towards the acquisition of property, plant and equipment outstanding at each reporting date and the cost of property, plant and equipment not ready to use before such date are disclosed under property, plant and equipment.

ii)  Subsequent Costs

Subsequent expenditure is recognized as an increase in the carrying amount of the asset when it is probable that future economic benefits deriving from the cost incurred will flow to the enterprise and the cost of the item can be reliably determined. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

iii)  Depreciation

Depreciation is calculated over the depreciable amount, which is the cost of an asset or other amount substituted for cost, less its residual value.

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives for each component of property, plant and equipment since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets where the group is reasonably certain that it will obtain ownership by end of the lease term are depreciated over the useful lives.

The estimated useful lives for the current and comparative periods are as follows:

• Computers	5 years
• Furniture and fixtures	6 years
• Office equipments	7 years
• Motor vehicles	7 years
• Diesel generator sets	7 years

Leasehold improvements are depreciated over the lease term or useful lives, whichever is shorter.

Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted as appropriate.

(e)  Intangible Assets

i)  Website Development Cost

Website development costs incurred by the Group, having finite useful lives, are measured at cost less accumulated amortization and accumulated impairment losses. Cost includes expenses incurred during the

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

application development stage. The costs related to planning and post implementation phases of development are expensed as incurred.

Expenditure on research activities are recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset.

Incidental operations are not necessary to bring an asset to the condition necessary for it to be capable of operating in the manner intended by management, the income and related expenses of incidental operations are recognized immediately in profit or loss, and included in their respective classifications of income and expense.

ii)  Other Intangible Assets

Other intangible assets comprise software that are acquired by the Group, which have finite useful lives, are measured at cost less accumulated amortization and accumulated impairment losses. Cost includes any directly attributable incidental expenses necessary to make the assets ready for use.

iii)  Subsequent Expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

iv)  Amortization

Amortization is calculated over the cost of the asset, or other amount substituted for cost, less its residual value.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

The estimated useful lives for the current and comparative periods are as follows:

• Website development costs	5 years
• Software	5 years

Amortization methods, useful lives and residual values are reviewed at each financial year-end and adjusted as appropriate.

(f)  Inventories

Inventories are measured at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated selling expenses.

(g)  Impairment

i)  Financial assets (Including Receivables)

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Group on terms that the Group would not otherwise consider, indications that a debtor or issuer will enter bankruptcy, the disappearance of an active market for a security.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Group considers evidence of impairment for receivables for each specific asset. All individually significant receivables are assessed for specific impairment.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against receivables. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Impairment losses on available-for-sale investment securities are recognized by transferring the cumulative loss that has been recognized in other comprehensive income, and presented in the fair value reserve in equity, to profit or loss. The cumulative loss that is removed from other comprehensive income and recognized in profit or loss is the difference between the acquisition cost, net of any principal repayment and amortization, and the current fair value, less any impairment loss previously recognized in profit or loss. Changes in impairment provisions attributable to time value are reflected as a component of interest income.

ii)  Non-Financial Assets

The carrying amounts of the Group’s non-financial assets, primarily property, plant and equipment, website development cost and software are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assumptions of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”, or “CGU”).

The Group’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs will reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.

An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(h)  Employee Benefit Plans

i)  Defined Contribution Plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognized as a personnel expense in profit or loss in the periods during which services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

ii)  Defined Benefit Plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Group’s gratuity scheme is a defined benefit plan.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Group’s liability with regard to gratuity is based on an actuarial valuation carried out as at September 30 and March 31 each year. Actuarial gains and losses are recognized in statement of changes in equity. Gains or losses on the curtailment or settlement of any defined benefit plan are recognized when the curtailment or settlement occurs. All expenses related to defined benefit plan are recognized in personnel expenses in profit and loss.

The Group’s net obligation in respect of defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. Any unrecognized past service costs are deducted. The discount rate is based on the prevailing market yields of Indian government securities as at the reporting date that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The calculation is performed half yearly by a qualified actuary using the projected unit credit method.

iii)  Other Long-term Employee Benefits

Benefits under the Group’s compensated absences constitute other long term employee benefits.

The Group’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is based on the prevailing market yields of Indian government securities as at the reporting date that have maturity dates approximating the terms of the Group’s obligations. The calculation is performed using the projected unit credit method. Any actuarial gains or losses are recognized in profit or loss in the period in which they arise.

iv)  Short-term Employee Benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

v)  Share Based Payment

The grant date fair value of share-based payment awards granted to employees is recognized as a personnel expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. The increase in equity recognized in connection with a share based payment transaction is presented in the share based payment reserve, a separate component in equity.

In respect of options modified, the Group includes the incremental fair value of the options in the measurement of the amounts recognized for services received from the employees. The incremental fair value is the difference between the fair value of the modified option and that of the original option both estimated as at the date of the modification. If the modification occurs during the vesting period or a modified vesting period, the incremental fair value is recognized over the period from the modification date until the date when the modified equity instruments vest. This is in addition to the amount based on the grant date fair value of the original equity instruments. If the modification relates to options which are fully vested, the incremental fair value of the modified options is recognized immediately.

(i)  Provisions and Contingent Liabilities

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

current market assumptions of the time value of money and the risks specific to the liability. The unwinding of discount is recognized as finance cost.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

Contingent liabilities are possible obligations that arise from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events not wholly within the control of the Group. Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote.

(j)  Revenue

The Group provides travel products and services to leisure and corporate travelers in India and abroad. The revenue from rendering these services is recognized in the income statement at the time when significant risk and rewards are transferred to the customer. This is generally the case: 1) on the date of departure for tours and packages 2) date of check in to hotel booking business and 3) on the issuance of the ticket in the case of sale of airline tickets.

Income from the sale of airline tickets is recognized as an agent on a net commission earned basis as the Group does not assume any performance obligation post the confirmation of the issuance of an airline ticket to the customer. Similarly, any commission earned on hotel reservations booked is being recognized on a net basis as an agent on the date of check in.

Incentives from airlines are recognized when the performance obligations under the incentive schemes are achieved.

Income from tours and packages, including income on airline tickets sold to customers as a part of tours and packages is accounted on gross basis as the Group is determined to be the primary obligor in the arrangement i.e., the risks and responsibilities are taken by the Group including the responsibility for delivery of services.

Income from other sources, primarily comprising advertising revenue, income from sale of rail and bus tickets and fees for facilitating website access to a travel insurance company are being recognized as the services are being performed. Income from the sale of rail and bus tickets is recognized as an agent on a net commission earned basis as the Group does not assume any performance obligation post the confirmation of the issuance of the ticket to the customer.

Revenue is recognized net of cancellations, refunds, discounts and taxes. In the event of cancellation of airline tickets, revenue recognized in respect of commissions earned by our company on such tickets is reversed and is net off from our revenue earned during the fiscal period at the time the cancellation is made by our customers. In addition, a liability is recognized in respect of the refund due to our customers for the gross amount charged to such customers net of cancellation fees. The revenue from the sale of hotels and packages and hotel reservations is recognized on the customer’s departure and check-in dates, respectively. Cancellations, if any, do not impact revenue recognition since revenue is recognized upon the availing of services by the customer.

(k)  Advertisement and Business Promotion costs

Advertising and business promotion costs primarily comprise of internet, television, radio and print media advertisement costs as well as event driven promotion cost for Group’s products and services. Such costs are the amount paid to or accrued towards advertising agencies or direct service providers for advertising on websites,

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

television, print formats, search engine marketing and any other media. Advertising and business promotion costs are recognized when incurred.

(l)  Leasing Arrangements as a Lessee

Accounting for Finance Leases

On initial recognition, assets held under finance leases are recorded as property, plant and equipment and the related liability is recognized under borrowings. At inception of the lease, finance leases are recorded at amounts equal to the fair value of the leased asset or, if lower, the present value of the minimum lease payments. Minimum lease payments under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. Contingent lease payments are accounted for by revising the minimum lease payments over the remaining term of the lease when the lease adjustment is confirmed.

The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Accounting for Operating Leases

Payments made under operating leases are recognized as an expense on a straight-line basis over the lease term. Lease incentives received are recognized as a reduction of the lease expense, over the term of the lease.

(m)  Finance Income and Expenses

Finance income comprises interest income on funds invested (including available-for-sale financial assets), net gain on change in fair value of embedded derivatives and gains on the disposal of available-for-sale financial assets. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance expenses comprise interest expense on borrowings, unwinding of the discount on provisions, net loss on change in fair value of embedded derivatives, initial public offering costs related to listing of existing shares and impairment losses recognized on financial assets, including trade and other receivables. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Foreign currency gains and losses are reported on a net basis.

(n)	Income Taxes

Income tax expense comprises current and deferred taxes. Current and deferred tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity or in other comprehensive income.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A deferred tax asset is recognized for unused tax losses and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(o)	Earning (Loss) Per Share

The Group presents basic and diluted earnings (loss) per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding adjusted for the effects of all potential dilutive ordinary shares which comprise convertible and redeemable preference shares and share options granted to employees.

(p)	Operating Segment

In accordance with IFRS 8 — Operating Segment, the operating segments used to present segment information are identified on the basis of internal reports used by the Group’s management to allocate resources to the segments and assess their performance. An operating segment is a component of the Group that engages in business activities from which it earns revenues and incurs expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. Results of the operating segments are reviewed regularly by the leadership team, which has been identified as the CODM, to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available.

The Group has two reportable segments: air ticketing and hotels and packages. Accordingly, the Group has made relevant entity-wide disclosures (Refer to Note 6).

Segment results that are reported to the CODM include items directly attributable to a segment.

Revenue directly attributable to the segments is considered segment revenue. Segment revenue of the hotels and packages segment is measured on a gross basis except for only hotel reservation, which is recorded on a net basis. Segment revenue of air ticketing segment is measured on a net basis except for the sale of airline tickets where the Group assumes inventory risks in which case it is measured on a gross basis.

Service cost includes cost of airline tickets, amounts paid to hotels and other service providers. Operating expenses other than service cost have not been allocated to the operating segments and are treated as unallocated/ common expenses. For the purposes of the CODM review, the measure of segment revenue as reduced by service cost is a key operating metric, which is sufficient to assess performance and make resource allocation decisions.

Segment capital expenditure does not include cost incurred during the period to acquire property, plant and equipment and intangible assets as they cannot be allocated to segments and is not reviewed by the CODM.

Segment assets do not include property, plant and equipment, intangible assets, trade and other receivables, term deposits, current tax assets, corporate assets, other current assets and other non-current assets as they cannot be allocated to segments and are not reviewed by the CODM.

Segment liabilities do not include trade and other payables, employee benefits, accrued expenses, deferred income, embedded derivatives, loans and borrowings and other liabilities as they cannot be allocated to segments and are not reviewed by the CODM.

(q)	New Accounting Standards and Interpretations not yet Adopted

IFRS 9 ‘Financial Instruments’, is part of the IASB’s wider project to replace IAS 39 ‘Financial Instruments: Recognition and Measurement’. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets, amortized cost and fair value. The basis of classification

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The effective date for IFRS 9 is annual periods beginning on or after January 1, 2013 with early adoption permitted. The Group is in the process of evaluating the impact of the new standard.

Improvements to IFRS- In May 2010, the IASB published “Improvements to IFRSs 2010” — a collection of eleven amendments to six International Financial Reporting Standards — as part of its program of annual improvements to its standards, which is intended to make necessary, but non-urgent, amendments to standards that will not be included as part of another major project. The amendments resulting from this standard mainly have effective dates for annual periods beginning on or after July 1, 2010, although entities are permitted to adopt them earlier. The Group is evaluating the impact of these amendments on the Group’s consolidated financial statements.

IAS 24, “Related Party Disclosure (revised 2009)”, requires disclosure of related party relationships, transactions and outstanding balances, including commitments, in the consolidated and separate financial statements of a parent, venturer or investor presented in accordance with IAS 27 Consolidated and Separate Financial Statements. This Standard also applies to individual financial statements. These amendments are effective for accounting periods beginning on or after January 1, 2011. The Group is evaluating the impact of these amendments on the Group’s consolidated financial statements.

4)	DETERMINATION OF FAIR VALUES

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(a)	Non Derivative Financial Liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. The market rate of interest is determined on the basis of internal rate of returns on the financial liabilities. In respect of the liability component of convertible and redeemable preference shares, the market rate of interest is determined on the basis of internal rate of returns on the convertible and redeemable preference shares. For finance leases, the market rate of interest is equivalent to interest rate mentioned in the lease agreement.

(b)	Share Based Payment Transactions

The fair value of the employee share options is measured using the Black-Scholes formula. Measurement inputs include share price on grant date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general behavior of the option holder), expected dividends and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

(c)	Trade and other Receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. The fair value is determined for disclosure purposes only.

(d)	Separable Embedded Derivative

The fair value of the separable embedded derivative is measured using the binomial lattice model. Measurement inputs include share price on measurement date, expected term of the instrument, anti dilution price of different class of convertible and redeemable preference shares, risk free rate (based on government bond), expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

available information), probability of raising funds, probability of raising funds from IPO or private placement, probability of conversion or redemption of the convertible and redeemable preference shares.

5)	FINANCIAL RISK MANAGEMENT

Overview

In the normal course of its business, the Group is exposed to liquidity, credit and market risk (interest rate and foreign currency risk).

Liquidity Risk

The Group’s objective is to ensure that it is able to meet its requirements for funds on a timely basis. The Group regularly monitors its liquidity to keep it at adequate levels, with periodic reports to the chief operating decision maker. Historically, the Group has been financed by a combination of equity and preference shares. Such investments were substantially made by strategic investors who have invested based on long term potential of the Group. Any requirement for funds for working capital needs and current losses has been met by such investors from time to time.

To ensure smooth operations, the Group has invested surplus funds in term deposits with banks and has taken overdraft facility against them.

Credit Risk

The Group’s exposure to credit risk is limited, as its customer base consists of a large number of customers and the majority of its collections from customers are made on an upfront basis at the time of consummation of the transaction. There is limited credit risk on sales made to corporate customers, incentives due from the airlines and its Global Distribution System (GDS) provider. The Group has not experienced any significant default in recovery from such customers.

Additionally, the Group places its cash and cash equivalents and term deposits with banks with high investment grade ratings, limits the amount of credit exposure with any one bank and conducts ongoing evaluation of the credit worthiness of the banks with which it does business. Given the high credit ratings of these financial institutions, the Group does not expect these financial institutions to fail in meeting their obligations. The maximum exposure to credit risk is represented by the carrying amount of each financial asset.

Foreign Currency Risk

The Group incurs foreign currency risk primarily in respect of revenue denominated in a currency other than the functional currency of MakeMyTrip (India) Private Limited (Indian subsidiary) in which the transaction takes place. On a consolidated basis, the Group is primarily exposed to foreign currency fluctuations between the USD and INR. INR being the functional currency of its Indian subsidiary.

Approximately 7.19% of the Group’s revenues generated by its Indian subsidiary for the fiscal year ended March 31, 2011 (March 31, 2010: 9.13% and March 31, 2009: 3.44%) were generated outside India and were received in USD.

The Group currently does not have hedging or similar arrangements with any counter-party to cover its foreign currency exposure fluctuations in foreign exchange rates.

Interest Rate Risk

A majority of the financing of the Group has come from a mix of ordinary or convertible and redeemable preference shares with nominal dividends and an overdraft facility with banks. The interest rates on the overdraft facility availed by the Group are marginally higher than the interest rates on term deposits with the banks. Accordingly, there is limited interest rate risk.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Market and Operational Risk

The Group is dependent on its ability to maintain existing and new arrangements with its suppliers. Adverse changes in existing relationships, increasing industry consolidation or Group’s inability to enter into new arrangements with these parties on favorable terms, if at all, could reduce the amount, quality, pricing and breadth of travel products and services that Group is able to offer, which in turn could adversely affect the Group’s business and financial performance.

The Indian travel market is intensely competitive. Factors affecting the Group’s competitive success include, among others: price, availability and breadth of travel products, ability to package and customize travel products, brand recognition, customer service and customer care, service fees, ease of use, accessibility and reliability. If the Group is not able to compete effectively on any of these factors, the Group’s business and results of operations may be adversely affected.

The Group’s business and financial performance are affected by the health of the Indian as well as worldwide travel industry, including changes in supply and pricing. Events specific to the air travel industry that could negatively affect the Group’s business include continued fare increases, travel-related strikes or labor unrest, fuel price volatility. The Group is also affected by economic conditions worldwide and in India, as poor economic conditions generally result in a reduction in travel volumes.

6)	OPERATING SEGMENTS

The Group has two reportable segments, as described below, which are the Group’s Lines of Business (LoBs). The LoBs offer different products and services, and are managed separately because the nature of products and method used to distribute the services are different. For each of these LoBs, the Group’s Leadership team comprising of Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Chief Marketing Officer, Chief Innovation Officer, Chief Products Officer, Senior Vice President — Technology, Senior Vice President — Out Bound Tours, Senior Vice President — Domestic Packages and Vice President — Human Resources, reviews internal management reports. Accordingly, the Leadership team is construed to be the Chief Operating Decision Maker (CODM). LoBs assets, liabilities and expenses (other than service cost) are reviewed on an entity-wide basis by the CODM, and hence not being allocated to these LoBs. Segment revenue less service cost from each LoB are reported and reviewed by the CODM on a monthly basis.

The following summary describes the operations in each of the Group’s reportable segments:

1.	Air ticketing: Primarily through an internet based platform, provides the facility to book international and domestic air tickets.

2.	Hotels and packages: Through an internet based platform, call-centers and branch offices, provides holiday packages and hotel reservations.

Other operations primarily include the advertisement income from hosting advertisements on its internet web-sites, income from sale of rail and bus tickets and pay for facilitating website access to a travel insurance company. This segment does not meet any of the quantitative thresholds to be a reportable segment for any of the years presented in these consolidated financial statements.

Until June 30, 2010, for internal reporting purposes, the revenue related to airline tickets issued as a component of a Company developed tour and package is assigned to the air ticketing segment. Revenue in this segment is recorded on a net basis for internal reporting purposes. For the external reporting, such revenue is recorded on a gross basis. Effective July 1, 2010, the Company has changed the composition of its reportable segments. For internal reporting purposes, the revenue related to airline tickets issued as a component of a Company developed tour and package has been assigned to the hotels and packages segment and is recorded on a gross basis.

Following a change in the composition of its reportable segments, the Company has restated the corresponding items of segment information for earlier periods.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Information About Reportable Segments Reclassification:

	For the Year Ended March 31
	Air Ticketing			Hotels and Packages			Others			Total
Particulars	2009	2010	2011	2009	2010	2011	2009	2010	2011	2009	2010	2011
						(in USD)

External revenues	19,225,095	32,119,488	47,622,719	48,622,765	50,287,896	74,557,976	703,841	1,152,822	2,540,692	68,551,701	83,560,206	124,721,387

Total segment revenue	19,225,095	32,119,488	47,622,719	48,622,765	50,287,896	74,557,976	703,841	1,152,822	2,540,692	68,551,701	83,560,206	124,721,387
Service cost	491,780	985,482	—	43,069,188	42,292,226	63,650,910	—	—	—	43,560,968	43,277,708	63,650,910

Segment revenue less service cost	18,733,315	31,134,006	47,622,719	5,553,577	7,995,670	10,907,066	703,841	1,152,822	2,540,692	24,990,733	40,282,498	61,070,477
Personnel expenses										(9,679,770)	(16,562,034)	(14,399,040)
Other operating expenses										(24,369,906)	(28,160,506)	(40,698,895)
Depreciation and amortization										(1,558,687)	(1,569,747)	(1,910,637)
Finance income										6,293,731	1,874,177	1,601,750
Finance costs										(3,049,608)	(2,062,947)	(3,525,685)

Profit (Loss) before tax										(7,373,507)	(6,198,559)	2,137,970

Assets and liabilities are used interchangeably between segments and these have not been allocated to the reportable segments.

Geographical Information:

The air ticketing and hotel and packages segments are managed on a worldwide basis from India and the U.S. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

	Revenue			Non-Current Assets
	For the Year Ended 31 March			As at March 31
Particulars	2009	2010	2011	2010	2011
	(in USD)

India	64,106,701	79,173,117	115,753,388	6,916,378	10,319,570
United States	4,445,000	4,387,089	8,967,999	688,964	690,137

Total	68,551,701	83,560,206	124,721,387	7,605,342	11,009,707

Major Customers:

Considering the nature of business, customers normally include individuals. Further, none of the corporate customers would account for more than 10% or more of the Group’s revenues.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7)	OTHER REVENUE

	For the Year Ended March 31
Particulars	2009	2010	2011
	(in USD)

Advertising revenue	159,352	372,442	578,284
Facilitation fee	408,113	448,617	902,843
Commission on rail and bus reservation	12,446	187,435	868,927
Miscellaneous	123,930	144,328	190,638

Total	703,841	1,152,822	2,540,692

8)	PERSONNEL EXPENSES

	For the Year Ended March 31
Particulars	2009	2010	2011
	(in USD)

Wages, salaries and other short term employees benefits	7,687,622	8,288,755	11,548,649
Contributions to defined contribution plans	427,332	401,687	631,670
Expenses related to defined benefit plans	55,860	58,730	176,957
Equity settled share based payments	415,704	6,771,376	527,285
Employee welfare expenses	1,093,252	1,041,486	1,514,479

Total	9,679,770	16,562,034	14,399,040

9)	OTHER OPERATING EXPENSES

	For the Year Ended March 31
Particulars	2009	2010	2011
	(in USD)

Traveling and conveyance	1,130,702	1,222,138	2,206,550
Advertising and business promotion	8,732,620	9,674,728	12,488,906
Communication	1,346,422	1,275,778	1,905,389
Repairs and maintenance	747,893	815,736	802,288
Rent	1,314,937	1,244,798	1,394,969
Legal and professional	812,091	1,004,049	1,410,972
Payment gateway and other charges	4,493,784	6,143,714	9,886,444
Website hosting charges	228,212	183,079	377,183
Net loss on disposal of property, plant and equipment	232,445	25,501	80,563
Loss on disposal of intangible assets	5,087	—	2,930
Outsourcing fees	3,109,412	4,293,491	7,007,793
Miscellaneous expenses	2,216,301	2,277,494	3,134,908

Total	24,369,906	28,160,506	40,698,895

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10)	DEPRECIATION AND AMORTIZATION

	For the Year Ended March 31
Particulars	2009	2010	2011
	(in USD)

Depreciation	925,612	908,844	1,114,958
Amortization	633,075	660,903	795,679

Total	1,558,687	1,569,747	1,910,637

11)	FINANCE INCOME AND COSTS

	For the Year Ended March 31
Particulars	2009	2010	2011
	(in USD)

Recognized in profit or loss
Interest income on term deposits	1,233,928	1,503,574	1,257,601
Net foreign exchange gain	—	—	257,031
Net gain on change in fair value of separable embedded derivative financial instruments	4,984,590	253,212	48,382
Other interest income	75,213	117,391	38,736

Finance income	6,293,731	1,874,177	1,601,750

Interest expense on financial liabilities measured at amortised cost	1,555,887	1,346,896	711,439
IPO cost related to listing of existing shares	—	—	2,086,583
Net foreign exchange loss	360,037	582,402	—
Impairment loss on trade and other receivables	1,042,401	37,943	424,512
Net loss on disposal of available-for-sale financial assets	7,580	—	—
Other finance charges	83,703	95,706	303,151

Finance costs	3,049,608	2,062,947	3,525,685

Net finance income (costs) recognized in profit or loss	3,244,123	(188,770)	(1,923,935)

Recognized in other comprehensive income
Foreign currency translation differences on foreign operations	(3,122,321)	1,651,468	(301,952)

Finance income (cost) recognised in other comprehensive income	(3,122,321)	1,651,468	(301,952)

Attributable to:
Equity holders of the Company	(3,121,696)	1,651,184	(301,893)
Non-controlling interest	(625)	284	(59)

Finance income (cost) recognised in other comprehensive income	(3,122,321)	1,651,468	(301,952)

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12)	INCOME TAX BENEFIT (EXPENSE)

Income Tax Recognized in Profit or Loss

	For the Year Ended March 31
Particulars	2009	2010	2011
	(in USD)

Current tax expense
Current period	(5,172)	(2,838)	(174,950)

Current tax expense	(5,172)	(2,838)	(174,950)
Deferred tax benefit (expense)
Origination and reversal of temporary differences	376,330	(990,884)	1,871,990
Change in unrecognized deductible temporary differences	—	1,976,413	(368,244)
Utilization of previously unrecognised tax losses	—	(938,356)	(1,353,311)
Recognition of previously unrecognized tax losses	—	—	2,716,235
Reversal of previously recognized tax losses	(345,867)	(52,763)	—

Deferred tax benefit (expense)	30,463	(5,590)	2,866,671

Total income tax benefit (expense)	25,291	(8,428)	2,691,721

Income Tax Recognized in Other Comprehensive Income

	For the Year Ended March 31
	2009			2010			2011
		Tax			Tax			Tax
		(Expense)			(Expense)			(Expense)
Particulars	Before tax	Benefit	Net of Tax	Before Tax	Benefit	Net of Tax	Before tax	Benefit	Net of Tax

Foreign currency translation differences on foreign operations	(3,122,321)	—	(3,122,321)	1,651,468	—	1,651,468	(301,952)	—	(301,952)
Defined benefit plan actuarial gains (losses)	89,624	(30,463)	59,161	(14,431)	5,590	(8,841)	(73,356)	24,514	(48,842)

Total	(3,032,697)	(30,463)	(3,063,160)	1,637,037	5,590	1,642,627	(375,308)	24,514	(350,794)

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Reconciliation of Effective Tax Rate

	For the Year Ended March 31
Particulars	2009		2010		2011

Profit (Loss) for the year		(7,348,216)		(6,206,987)		4,829,691
Income tax benefit (expense)		25,291		(8,428)		2,691,721

Profit (Loss) before tax		(7,373,507)		(6,198,559)		2,137,970

Income tax benefit (expense) using the Company’s domestic tax rate	(15.00)%	1,106,026	(15.00)%	929,784	(15.00)%	(320,696)
Effect of tax rates in foreign jurisdictions	(29.70)%	2,190,024	(12.81)%	794,323	(43.55)%	(931,079)
Non deductible expenses	5.07%	(373,538)	10.85%	(672,612)	(0.43)%	(9,253)
Tax exempt income	(10.16)%	749,060	(0.61)%	37,985	0.00%	—
Recognition of previously unrecognized tax losses	0.00%	—	0.00%	—	127.05%	2,716,235
Utilization of previously unrecognised tax losses	0.00%	—	(15.14)%	938,356	63.30%	1,353,311
Reversal of previously recognized tax losses	4.69%	(345,867)	0.85%	(52,763)	0.00%	—
Current year losses for which no deferred tax asset was recognized	44.59%	(3,287,715)	0.06%	(3,918)	(21.54)%	(460,527)
Change in unrecognised temporary differences	0.00%	—	31.89%	(1,976,413)	17.22%	368,244
Others	0.17%	(12,699)	0.05%	(3,170)	(1.15)%	(24,514)

	(0.34)%	25,291	0.14%	(8,428)	125.90%	2,691,721

13)	PROPERTY, PLANT AND EQUIPMENT

						Diesel	Capital
		Furniture	Office	Motor	Leasehold	Generator	Work
Particulars	Computers	and Fixtures	Equipment	Vehicles	Improvements	Sets	in Progress	Total
				(in USD)

Cost
Balance as at April 1, 2009	1,789,473	457,416	1,091,689	219,515	1,305,016	126,538	5,582	4,995,229
Additions	401,321	802	34,334	199,575	73,895	1,084	21,574	732,585
Disposals	(948)	—	(1,678)	(40,046)	(16,730)	—	—	(59,402)
Effect of movements in foreign exchange rates	290,518	68,227	153,704	42,421	198,487	18,978	2,135	774,470

Balance as at March 31, 2010	2,480,364	526,445	1,278,049	421,465	1,560,668	146,600	29,291	6,442,882

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

						Diesel	Capital
		Furniture	Office	Motor	Leasehold	Generator	Work
Particulars	Computers	and Fixtures	Equipment	Vehicles	Improvements	Sets	in Progress	Total
				(in USD)

Balance as at April 1, 2010	2,480,364	526,445	1,278,049	421,465	1,560,668	146,600	29,291	6,442,882
Additions	804,404	21,003	197,018	140,067	130,865	7,933	(28,795)	1,272,495
Disposals	(112,424)	—	(114,727)	(139,358)	—	(3,111)	—	(369,620)
Effect of movements in foreign exchange rates	(6,032)	(2,721)	(5,943)	(2,366)	(7,299)	(771)	(496)	(25,628)

Balance as at March 31, 2011	3,166,312	544,727	1,354,397	419,808	1,684,234	150,651	—	7,320,129

Depreciation and impairment loss
Balance as at April 1, 2009	662,678	146,200	362,464	81,623	252,398	28,409	—	1,533,772
Depreciation for the year	399,359	79,896	167,864	49,751	192,303	19,671	—	908,844
Disposals	(237)	—	(770)	(18,132)	(3,131)	—	—	(22,270)
Effect of movements in foreign exchange rates	122,743	26,641	56,317	14,104	49,122	5,429	—	274,356

Balance as at March 31, 2010	1,184,543	252,737	585,875	127,346	490,692	53,509	—	2,694,702

Balance as at April 1, 2010	1,184,543	252,737	585,875	127,346	490,692	53,509	—	2,694,702
Depreciation for the year	543,205	85,728	190,252	58,762	215,696	21,315	—	1,114,958
Disposals	(108,184)	—	(77,302)	(60,695)	—	(940)	—	(247,121)
Effect of movements in foreign exchange rates	(1,696)	(443)	(1,764)	(741)	(295)	(69)	—	(5,008)

Balance as at March 31, 2011	1,617,868	338,022	697,061	124,672	706,093	73,815	—	3,557,531

Carrying amounts
As at April 1, 2009	1,126,795	311,216	729,225	137,892	1,052,618	98,129	5,582	3,461,457

As at March 31, 2010	1,295,821	273,708	692,174	294,119	1,069,976	93,091	29,291	3,748,180

As at April 1, 2010	1,295,821	273,708	692,174	294,119	1,069,976	93,091	29,291	3,748,180

As at March 31, 2011	1,548,444	206,705	657,336	295,136	978,141	76,836	—	3,762,598

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14)	INTANGIBLE ASSETS

	Website
	Development		Capital Work
Particulars	Cost	Software	in progress	Total
		(in USD)

Cost
Balance as at April 1, 2009	2,164,383	788,617	—	2,953,000
Additions	—	452,544	—	452,544
Effect of movements in foreign exchange rates	323,479	136,044	—	459,523

Balance as at March 31, 2010	2,487,862	1,377,205	—	3,865,067

Balance as at April 1, 2010	2,487,862	1,377,205	—	3,865,067
Additions	338,422	866,582	368,882	1,573,886
Disposals	—	(17,945)	—	(17,945)
Effect of movements in foreign exchange rates	(10,148)	2,301	4,227	(3,620)

Balance as at March 31, 2011	2,816,136	2,228,143	373,109	5,417,388

Amortization
Balance as at April 1, 2009	722,894	275,825	—	998,719
Amortization for the year	475,825	185,078	—	660,903
Effect of movements in foreign exchange rates	136,713	44,673	—	181,386

Balance as at March 31, 2010	1,335,432	505,576	—	1,841,008

Balance as at April 1, 2010	1,335,432	505,576	—	1,841,008
Amortization for the year	506,101	289,578	—	795,679
Disposals	—	(15,015)	—	(15,015)
Effect of movements in foreign exchange rates	(1,730)	606	—	(1,124)

Balance as at March 31, 2011	1,839,803	780,745	—	2,620,548

Carrying amounts
As at April 1, 2009	1,441,489	512,792	—	1,954,281

As at March 31, 2010	1,152,430	871,629	—	2,024,059

As at April 1, 2010	1,152,430	871,629	—	2,024,059

As at March 31, 2011	976,333	1,447,398	373,109	2,796,840

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15)	TAX ASSETS AND LIABILITIES

Unrecognized Deferred Tax Assets

Deferred tax assets have not been recognized in respect of the following items:

	As at March 31
Particulars	2010	2011
	(in USD)

Deductible temporary differences	2,095,516	1,597,623
Tax loss carry forwards	11,049,305	6,621,611

Total	13,144,821	8,219,234

The deferred tax assets with respect to carry forward tax losses as at March 31, 2011 expire as follows:

	Indian Subsidiary		US Subsidiary
Loss for the Period	Tax Losses	Expire on	Tax Losses	Expire on
	(in USD)

Loss for the year 2004-2005	—	—	31,032	2025
Loss for the year 2007-2008	2,819,707	2016	355,457	2028
Loss for the year 2008-2009	2,376,061	2017	193,615	2029
Unabsorbed depreciation	845,739	No expiry	—	—

Total	6,041,507		580,104

In the year ended March 31, 2011, a deferred tax asset of USD 2,735,545 was recognized for unused tax losses as management considered it probable that future taxable profits would be available. Management has determined that the recoverability of the balance of deferred tax assets of USD 6,621,611 in respect of the remaining unused tax losses cannot be reasonably ascertained because a trend of profitable growth in the subsidiaries is not yet fully established. If profitable growth continues then the management will reassess the probability of future taxable profits and the utilization of the remaining unused tax losses.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Recognized Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities are attributable to the following:

	As at March 31
	Assets		Liabilities		Net
Particulars	2010	2011	2010	2011	2010	2011
	(in USD)

Property, plant and equipment	—	—	(96,540)	(39,517)	(96,540)	(39,517)
Intangible assets	—	—	(483,058)	(439,664)	(483,058)	(439,664)
Trade and other receivables	80,636	—	—	—	80,636	—
Other non-current assets	—	—	(41,232)	(71,061)	(41,232)	(71,061)
Other current assets	52,305	90,750	—	—	52,305	90,750
Employee benefits	143,654	222,927	—	(6,246)	143,654	216,681
Deferred revenue	—	8,609	—	—	—	8,609
Other non-current liabilities	115,379	131,058	—	—	115,379	131,058
Minimum alternate tax	—	176,954		—	—	176,954
Tax loss carry forwards	11,809	2,747,354	—	—	11,809	2,747,354
Other disallowances	217,047	103,144	—	—	217,047	103,144

Deferred tax assets/(liabilities)	620,830	3,480,796	(620,830)	(556,488)	—	2,924,308
Set off	(620,830)	(556,488)	620,830	556,488	—	—

Net deferred tax assets/(liabilities)	—	2,924,308	—	—	—	2,924,308

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Movement in Temporary Differences During the Year

				Effects of				Effects of
			Recognised	Movement			Recognised	Movement
	Balance as	Recognised	in Other	in Foreign	Balance as	Recognised	in Other	in Foreign	Balance as
	on April 1,	in Profit	Comprehensive	Exchange	on March 31,	in Profit	Comprehensive	Exchange	on March 31,
Particulars	2009	or Loss	Income	Rates	2010	or loss	Income	Rates	2011
	(in USD)

Property, plant and equipment	(126,559)	45,066	—	(15,047)	(96,540)	45,771	—	11,252	(39,517)
Intangible assets	(463,835)	46,729	—	(65,952)	(483,058)	38,672	—	4,724	(439,664)
Trade and other receivables	382,854	(339,009)	—	36,791	80,636	(79,273)	—	(1,363)	—
Other non-current assets	(52,185)	17,687	—	(6,734)	(41,232)	(29,722)	—	(107)	(71,061)
Other current assets	11,127	37,269	—	3,909	52,305	38,301	—	144	90,750
Employee benefits	94,160	27,818	5,590	16,086	143,654	48,486	24,514	27	216,681
Deferred revenue	—	—	—	—	—	8,511	—	98	8,609
Other non-current liabilities	58,832	45,040	—	11,507	115,379	16,143	—	(464)	131,058
Minimum alternate tax	—	—	—	—	—	174,950	—	2,004	176,954
Tax loss carry forwards	59,832	(52,117)	—	4,094	11,809	2,716,235	—	19,310	2,747,354
Others	35,774	165,927	—	15,346	217,047	(111,403)	—	(2,500)	103,144

Total	—	(5,590)	5,590	—	—	2,866,671	24,514	33,123	2,924,308

16)	TRADE AND OTHER RECEIVABLES, NET

	As at March 31
Particulars	2010	2011
	(in USD)

Trade receivables, net	9,537,762	10,890,207
Due from employees	249,719	95,958
Security deposits	982,896	1,243,558
Interest accrued but not due on term deposits	1,679,150	627,446

Total	12,449,527	12,857,169

Non-current	413,488	600,067
Current	12,036,039	12,257,102

Total	12,449,527	12,857,169

The trade receivable consists of airline, corporate and retail customers.

Security deposits include amounts paid in advance to suppliers of hotel and other services in order to guarantee the provision of those services.

The management do not consider there to be significant concentration of credit risk relating to trade and other receivables.

The Group’s exposure to credit and currency risks and impairment losses related to trade and the receivables is disclosed in note 5 and 31.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

17)	CASH AND CASH EQUIVALENTS

	As at March 31
Particulars	2010	2011
	(in USD)

Cash in hand	116,799	155,643
Credit card collection in hand	3,503,630	3,706,738
Bank balances	5,721,097	3,363,637
Term deposits	—	44,504,303

Cash and cash equivalents	9,341,526	51,730,321
Bank overdrafts used for cash management purposes	(3,996,066)	(3,855,977)

Cash and cash equivalents in the statement of cash flows	5,345,460	47,874,344

Credit card collection in hand represents the amount of collection from credit card swiped by the customers which is outstanding as at the year end and credited to Group’s bank accounts subsequent to the year end.

The Group’s exposure to interest rate risk and a sensitivity analysis for financial assets and financial liabilities is disclosed in note 5 and 31.

18)	TERM DEPOSITS

	As at March 31
Particulars	2010	2011
	(in USD)

Term deposits	14,471,404	16,941,920

Total	14,471,404	16,941,920

Non-current	1,295,489	706,873
Current	13,175,915	16,235,047

Total	14,471,404	16,941,920

As of March 31, 2011, term deposits with banks includes USD 661,960 (March 31, 2010: USD 661,960) against which letter of credit has been issued to various airlines.

As of March 31, 2011, term deposits includes USD 13,112,941 (March 31, 2010: USD 4,294,929) pledged with banks against bank guarantees and bank overdraft facility.

19)	OTHER CURRENT ASSETS

	As at March 31
Particulars	2010	2011
	(in USD)

Advance to vendors	7,138,336	16,685,798
Prepaid expenses	359,707	1,114,710
Prepaid lease rentals	34,044	51,521

Total	7,532,087	17,852,029

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

20)	OTHER NON-CURRENT ASSETS

	As at March 31
Particulars	2010	2011
	(in USD)

Prepaid lease rentals	124,126	219,021

Total	124,126	219,021

21)	CAPITAL AND RESERVES

Share Capital and Share Premium

	Ordinary Shares
Particulars	Number	Share Capital	Share Premium
	(in USD)

Balance as at April 1, 2009	17,437,120	8,714	10,816,307
Shares issued during the year on exercise of options	105,000	53	540,215

Balance as at March 31, 2010	17,542,120	8,767	11,356,522

Balance as at April 1, 2010	17,542,120	8,767	11,356,522
Issue of ordinary shares through initial public offering, net of issuance costs	4,153,846	2,077	54,039,405
Convertible and redeemable preference shares converted to ordinary shares at initial public offering	12,324,460	6,162	41,179,783
Shares issued during the year on exercise of options	1,079,213	540	4,965,951

Balance as at March 31, 2011	35,099,639	17,546	111,541,661

On July 22, 2010, the Group effected a 20-for-one share split which was approved by the shareholders, with respect to all ordinary and convertible and redeemable preference shares, as well as a 20-for-one adjustment with respect to the number of ordinary shares underlying share options. All share and per share data provided herein gives effect to this stock split, applied retroactively.

On August 17, 2010, the Company completed the initial public offering of its ordinary shares, pursuant to which the Company issued and sold 3,846,154 ordinary shares and certain of its existing shareholders (referred to as the “Selling Shareholders”) sold 1,153,846 ordinary shares at a price of USD 14 per share. The offering resulted in gross proceeds of USD 53,846,156 and net proceeds of USD 50,076,925 to the Company and gross proceeds of USD 16,153,844 and net proceeds of USD 15,023,075 to the Selling Shareholders, after deducting underwriting discounts and commissions. Additionally, the Company incurred offering related expenses of approximately USD 2,128,176. The underwriters exercised their option to purchase 307,692 additional ordinary shares from the Company and 442,308 additional ordinary shares from the Selling Shareholders at the initial offering price of USD 14 per share to cover over-allotments, resulting in additional gross proceeds of USD 4,307,688 and net proceeds of USD 4,006,150 to the Company and additional gross proceeds of USD 6,192,312 and net proceeds of USD 5,758,850 to the Selling Shareholders, after deducting underwriting discounts and commissions.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On August 17, 2010, 6,577,260 Series A convertible and redeemable preference share of a par value USD 0.0005 each, 2,966,300 Series B convertible and redeemable preference share of a par value USD 0.0005 each, and 2,780,900 Series C convertible and redeemable preference share of a par value USD 0.0005 each were converted into 12,324,460 ordinary shares of a par value USD 0.0005 each. Accordingly, the carrying value of non-derivative liability component of convertible and redeemable preference shares as at the date of conversion of USD 41,185,945 has been reclassified to equity.

The Company presently has only one class of ordinary shares. For all matters submitted to vote in a shareholders meeting of the Company, every holder of an ordinary share as reflected in the records of the Company on the date of the shareholders meeting shall have one vote in respect of each share held.

Mauritius law mandates that any dividends shall be declared out of the distributable profits, after having set off accumulated losses at the beginning of the accounting period and no distribution may be made unless the Group’s board of directors is satisfied that upon the distribution being made (1) the Company is able to pay its debts as they become due in the normal course of business and (2) the value of the Company’s assets is greater than the sum of (a) the value of its liabilities and (b) Company’s stated capital. Should the Company declare and pay any dividends on ordinary shares, such dividends will be paid in USD to each holder of ordinary shares in proportion to the number of shares held to the total ordinary shares outstanding as on that date.

In the event of liquidation of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company shall be distributed to the holders of equity shares in proportion to the number of shares held to the total equity shares outstanding as on that date.

Foreign currency translation reserve

The translation reserve comprises foreign currency differences arising from the translation of the financial statements of the Indian subsidiary.

22)	ACQUISITION OF NON-CONTROLLING INTERESTS

In December 2010, the Group acquired an additional 0.01% interest in its Indian subsidiary (MakeMyTrip (India) private Limited) for USD 325,140 in cash, increasing its ownership from 99.98% to 99.99%. The Group recognised a decrease in non-controlling interest of USD 6,545 and an increase in accumulated deficit of USD 318,595.

23)	EARNINGS (LOSS) PER SHARE

The following is the reconciliation of the income (loss) attributable to ordinary shareholders and weighted average number of ordinary shares used in the computation of basic and diluted earnings (loss) per share for the years ended March 31, 2009, 2010 and 2011:

	For the Year Ended March 31
Particulars	2009	2010	2011

Earnings (Loss) attributable to ordinary shareholders (USD)	(7,346,033)	(6,206,239)	4,827,471
Accretion of liability component of Series A convertible and redeemable preference share (USD)	—	—	253,058
Accretion of liability component of Series B convertible and redeemable preference share (USD)	331,775	—	130,261
Accretion of liability component of Series C convertible and redeemable preference share (USD)	—	—	42,972
Net change in fair value of derivative on Series B convertible and redeemable preference share (USD)	(4,229,152)	—	(22,305)

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	For the Year Ended March 31
Particulars	2009	2010	2011

Net change in fair value of derivative on Series C convertible and redeemable preference share (USD)	—	—	(26,077)

Earnings (Loss) attributable to ordinary shareholders — dilutive (USD)	(11,243,410)	(6,206,239)	5,205,380
Weighted average number of ordinary shares outstanding used in computing basic earnings (loss) per share	17,437,120	17,521,120	28,320,901
Dilutive effect of share options (Nos.)	—	—	1,935,921
Dilutive effect of convertible securities (Nos.)
- Series A convertible and redeemable preference share	—	—	2,504,765
- Series B convertible and redeemable preference share	2,966,300	—	1,129,632
- Series C convertible and redeemable preference share	—	—	1,059,028

Weighted average number of ordinary shares outstanding used in computing dilutive earnings (loss) per share	20,403,420	17,521,120	34,950,246
Earnings (loss) per share (USD)
Basic	(0.42)	(0.35)	0.17
Diluted	(0.55)	(0.35)	0.15

At March 31, 2011, Nil employee share options (March 31, 2010: 2,598,800 and March 31, 2009: 7,865,241) and Nil Series A convertible and redeemable preference shares (March 31, 2010: 6,577,260 and March 31, 2009: 6,577,260), Nil Series B convertible and redeemable preference shares (March 31, 2010: 2,966,300 and March 31, 2009: Nil) and Nil Series C convertible and redeemable preference shares (March 31, 2010: 2,780,900 and March 31, 2009: 2,780,900) were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

In December 2006, August 2007 and May 2008, the Company issued convertible and redeemable preference shares (refer note 24) that were converted into ordinary shares upon the completion of the IPO. Assuming the conversion had occurred “on a hypothetical basis” on April 1, 2007 (convertible and redeemable preference shares issued on December 2006 and August 2007) and on April 1, 2008 (convertible and redeemable preference shares

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

issued on May 2008) the pro forma basic and diluted net loss per share for the years ended March 31, 2009, 2010 and 2011 is calculated as follows:

	For the Year Ended March 31
Particulars	2009	2010	2011
	(unaudited)	(unaudited)	(unaudited)

Earnings (Loss) attributable to ordinary shareholders (USD)	(7,346,033)	(6,206,239)	4,827,471
Pro forma effects of convertible and redeemable preference shares
— Accretion of liability component of convertible and redeemable preference share (USD)	1,008,802	1,125,677	426,291
— Net change in fair value of derivative on convertible and redeemable preference share (USD)	(4,984,590)	(253,212)	(48,382)

Numerator for pro forma basic and diluted earnings (loss) per share (USD)	(11,321,821)	(5,333,774)	5,205,380

Weighted average number of shares outstanding	17,437,120	17,521,120	20,668,901
Conversion of convertible and redeemable preference share to ordinary shares (Nos.)	12,324,460	12,324,460	12,324,460

Denominator for pro forma basic earnings (loss) per share	29,761,580	29,845,580	32,993,361
Dilutive effect of share options (Nos.)	—	—	1,935,921

Denominator for pro forma diluted earnings (loss) per share	29,761,580	29,845,580	34,929,282

Pro forma earnings (loss) per share (USD) — unaudited
Basic	(0.38)	(0.18)	0.16
Diluted	(0.38)	(0.18)	0.15

On July 22, 2010, the Group effected a 20-for-one share split which was approved by the shareholders, with respect to all ordinary and convertible and redeemable preference shares, as well as a 20-for-one adjustment with respect to the number of ordinary shares underlying share options. All share and per share data provided herein gives effect to this share split applied retroactively.

24)	LOANS AND BORROWINGS

This note provides information about the contractual terms of Group’s interest bearing loans and borrowings, which are measured at amortized cost. For more information about the Group’s exposure to interest rate, foreign currency and liquidity risk, see note 5 and 31.

	As at March 31
Particulars	2010	2011
	(in USD)

Non-current liabilities
Finance lease liabilities	42,815	19,027
Secured bank loans	89,288	129,896

Non-current portion of loans and borrowings	132,103	148,923

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	As at March 31
Particulars	2010	2011
	(in USD)

Current liabilities
Convertible and redeemable preference shares	40,759,654	—
Current portion of secured bank loans	25,224	49,315
Current portion of finance lease liabilities	49,917	11,319

Current portion of loans and borrowings	40,834,795	60,634

Terms and debt repayment schedule

Terms and conditions of outstanding loans were as follows:

				As at March 31, 2010		As at March 31, 2011
		Interest	Year of	Original	Carrying	Original	Carrying
Particulars	Currency	Rate	Maturity	Value	Amount	Value	Amount
				(in USD)

Secured bank loans	INR	9% - 13%	2012 - 2015	134,421	114,512	225,459	179,211
Finance lease liabilities	INR	10% - 14%	2011 - 2013	186,649	92,732	93,118	30,346

The bank loans are secured over motor vehicles with a carrying amount of USD 221,179 as at March 31, 2011 (March 31, 2010: USD 135,991).

The finance lease liabilities are secured over motor vehicles with a carrying amount of USD 73,704 as at March 31, 2011 (March 31, 2010: USD 151,915).

Finance Lease Liabilities

Finance lease liabilities are as follows:

	As at March 31, 2010			As at March 31, 2011
			Present Value of			Present Value of
	Future Minimum		Minimum Lease	Future Minimum		Minimum Lease
Particulars	Lease Payments	Interest	Payments	Lease Payments	Interest	Payments
	(in USD)

Less than one year	58,246	8,329	49,917	14,288	2,969	11,319
Between one and five years	48,369	5,554	42,815	20,641	1,614	19,027

Total	106,615	13,883	92,732	34,929	4,583	30,346

The Group has taken certain vehicles on lease and which have an option for the Group to purchase the vehicles as per terms of the lease agreements.

Credit Facility

The group has fund based limits with HDFC bank and Yes bank amounting to USD 11,041,086 and USD 9,936,977 respectively. The group has drawn down from its outstanding limit amounting to USD 3,855,977 as at March 31, 2011 from HDFC Bank (refer note 17).

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Convertible and redeemable preference shares

The compound financial instrument issued by the Group comprises convertible and redeemable preference shares (series A, B and C) with a discretionary, non-cumulative 8% dividend that can be converted into ordinary share capital at the option of the holder. One preference share will be converted into one ordinary share. The details of convertible and redeemable preference share are as follows:

	Convertible and	Convertible and	Convertible and
	Redeemable	Redeemable	Redeemable
	Preference Share —	Preference Share —	Preference Share —
Particulars	Series A	Series B	Series C
	(in USD)

Number of shares	6,577,260	2,966,300	2,780,900
Subscription amount	13,000,000	15,000,579	15,000,175

This compound instrument also has following adjustment clauses:

•	if subsequent to the issuance of the preference shares, the Group issues securities to parties (except for issue of securities discussed below*) at a price lower than the issue price of the original preference shares but higher than USD 1.08, then the Group is obligated to issue additional preference shares to the original preference shareholders, such that the average price of all preference shares held by the original Series A, B and C preference shareholders is equal to the purchase price of the new Series A, B and C preference shares issued.

•	if subsequent to the issuance of the preference shares, the Group issues securities to parties (except for issue of securities discussed below*) with a conversion price lower than the issue price of the original preference shares but higher than USD 1.08, then the Group is obligated to issue additional preference shares to the original preference shareholders such that the average price of all preference shares held by the original Series A, B and C shareholders is equal to the conversion price of the new Series A, B and C preference shares issued.

•	if subsequent to the issuance of the preference shares, except for any (a) ordinary shares issued to the employees of the Group under any employee share option plan approved by the Board; and (b) ordinary shares issued to one of the ordinary shareholder, the Group issues additional securities to any person at a price per security that is lower than USD 1.08 or the price at which such security is convertible into ordinary or preference shares is less than USD 1.08, then the Group is obligated to issue additional ordinary shares or preferred shares to the original preference shareholders such that the average price of all ordinary or preference shares held by the original preference shareholders is equal to the purchase/conversion price of the new ordinary or preference share issuance price.

The preference shares do not have a mandatory maturity period, however within the four years from the subscription date the preference shares may be redeemed if such redemption has been approved by the majority shareholders of the respective series. If the IPO does not happen within four years from the subscription date then the Group may also redeem such shares at any time after four years at a price equal to the purchase price of the preference shares.

* Except for any Securities issued (a) to employees, consultants, officers or directors of the Group pursuant to preferred share option plans or preferred stock purchase plans (in each case, approved by the Board); (b) to financial institutions in connection with commercial credit arrangements, equipment financing or other similar financing arrangements, (c) pursuant to an Initial Public Offering (“IPO”); (d) pursuant to any stock splits, stock dividends or like transactions; or (e) to a non-financial corporation in connection with a license, distribution, business development, or for other similar arrangements.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The adjustment clauses as stated above represents a price protection feature that protects the original preference shareholders from declines in the market value of the Group’s securities. This clause may result in the entity issuing variable number of shares on conversion hence, represents a liability. Equity instruments are instruments that evidence a residual interest in the assets of an entity after deducting all of its liabilities. Therefore, when the initial carrying amount of a compound financial instrument is allocated to its equity and liability components, the equity component is assigned the residual amount after deducting from the fair value of the instrument as a whole the amount separately determined for the liability component. The value of any derivative features (such as conversion option) embedded in the compound financial instrument other than the equity component is included in the liability component. The sum of the carrying amounts assigned to the liability and equity components on initial recognition is always equal to the fair value that would be ascribed to the instrument as a whole. No gain or loss arises from initially recognizing the components of the instrument separately.

The equity component is recognized initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component (including the embedded derivative liability). The fair value of the financial liability has been initially recognized at the amount payable on demand, discounted from the first date that the amount could be required to be paid. As the preference shareholders can demand repayment of the purchase price at any time subsequent to issuance, the fair value of the liability component has been calculated at not less than the nominal amount of the preference shares issued. From the liability component that includes the embedded derivative liability the fair value of the derivative liability is separated and the balance host contract is the liability. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts. Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not re-measured subsequent to initial recognition. Separable Embedded Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Fair value of the derivative is determined on the inception using binomial lattice method. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted through income statement.

The carrying amount of the liability component of convertible and redeemable preference share is summarized below:

	As at March 31
Particulars	2010	2011

Carrying amount of liability at beginning of the year	39,633,977	40,759,654
Accretion of interest	1,125,677	426,291
Converted to ordinary shares on IPO	—	(41,185,945)

Carrying amount of liability at end of the year	40,759,654	—

On July 22, 2010, the Group effected a 20-for-one share split which was approved by the shareholders, with respect to all ordinary and convertible and redeemable preference shares, as well as a 20-for-one adjustment with respect to the number of ordinary shares underlying share options. The number of convertible and redeemable preference shares and minimum issue price of USD 1.08 gives effect to this stock split, applied retroactively.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

25)	OTHER CURRENT LIABILITIES

	As at March 31
Particulars	2010	2011
	(in USD)

Statutory liabilities	554,170	1,706,618

Total	554,170	1,706,618

26)	OTHER NON-CURRENT LIABILITIES

	As at March 31
Particulars	2010	2011
	(in USD)

Deferred rent liabilities	447,295	503,320

Total	447,295	503,320

27)	EMPLOYEE BENEFITS

	As at March 31
Particulars	2010	2011
	(in USD)

Defined benefit plan	226,909	478,026
Other long term employee benefit (liability for compensated absences)	210,535	189,024

Total	437,444	667,050

Defined Contribution Plan

The Group’s provident fund scheme is a defined contribution plan. The following table sets out the disclosure in respect of define contribution plan:

	For the Year Ended March 31
Particulars	2009	2010	2011
	(in USD)

Contribution to provident fund	427,332	401,687	631,670

Total	427,332	401,687	631,670

The cost is recognised as personnel expenses in the consolidated statements of comprehensive income (loss).

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Defined Benefit Plan

The Group’s gratuity scheme is a defined benefit plan. Gratuity is paid as a lump sum amount to employees at retirement or termination of employment at an amount based on the respective employee’s eligible salaries and the years of employment with the Group. The following table sets out the disclosure in respect of the defined benefit plan:

	As at March 31
Particulars	2010	2011
	(in USD)

Present value of unfunded obligations	226,909	478,026

Total	226,909	478,026

Movement in the Present Value of the Defined Benefit Obligation

	For the Year Ended March 31
Particulars	2009	2010	2011
	(in USD)

Defined benefit obligations at the beginning of the year	246,268	131,626	226,909
Current service costs	42,598	49,368	84,381
Interest on obligation	13,262	9,362	20,508
Actuarial (gain) losses in other comprehensive income	(89,624)	14,431	73,356
Benefits paid	(31,467)	(1,843)	(764)
Past service cost	—	—	72,068
Effects of movement in exchange rate	(49,411)	23,965	1,568

Defined benefit obligations at the end of the year	131,626	226,909	478,026

Expense Recognised in Profit or Loss

	For the Year Ended March 31
Particulars	2009	2010	2011
	(in USD)

Current service costs	42,598	49,368	84,381
Past service cost	—	—	72,068
Interest on obligation	13,262	9,362	20,508

Total	55,860	58,730	176,957

The expense is recognised in personnel expenses in the consolidated statements of comprehensive income (loss).

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Actuarial Gains and (Losses) Recognised in Other Comprehensive Income

	For the Year Ended March 31
Particulars	2009	2010	2011
	(in USD)

Cumulative amount at April 1	19,486	109,110	94,679
Recognised during the year	89,624	(14,431)	(73,356)

Cumulative amount at March 31	109,110	94,679	21,323

Actuarial Assumptions

Principal actuarial assumptions are given below:

	As at March 31
	2010	2011

Discount rate (per annum)	6.50%	7.70%
Future salary increases (per annum)	12.00%	12.00%
Retirement age	58	58
Withdrawal rates	30.00%	30.00%

Assumptions regarding future mortality rates are based on Life Insurance Corporation of India (LIC) published mortality rates (1994-96) tables.

The actuarial valuation is carried out half yearly by an independent actuary. The discount rate used for determining the present value of obligation under the defined benefit plan is determined by reference to market yields at the end of the reporting period on Indian Government Bonds. The currency and the term of the government bonds is consistent with the currency and term of the defined benefit obligation.

The salary growth rate takes into account inflation, seniority, promotion and other relevant factors on long-term basis.

Historical Information:

	As at March 31
Particulars	2010	2011
	(in USD)

Present value of defined benefit obligations	226,909	478,026
Experience gain/(loss) adjustments arising on plan liabilities	1,780	(47,856)

28)	SHARE BASED PAYMENT

Description of the Share-Based Payment Arrangements

Share Option Program (Equity-Settled)

a.	2006 MakeMyTrip.com Equity Option Plan

In 2006, the Group established a share option program in India, named the ‘2006 MakeMyTrip.com Equity Option Plan’ (or ‘2006 ESOP’), which was approved by the shareholders of the Company at an extra-ordinary meeting held on December 21, 2005. The ESOP entitles the eligible employees to purchase ordinary shares of the Group’s Indian Subsidiary. The Group granted employee stock options to eligible employees on various dates.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Terms and Conditions of the 2006 ESOP Plan

The terms and conditions relating to the grants of the share option program are given below:

			Contractual
	Number of	Vesting	Life of
Grant Date/Employees Entitled	Instruments	Conditions	Options

Opening balance as of April 1, 2009	8,682,616	Note 1	5 - 8 years
Options granted during the year ended March 31, 2010	—
Total share options	8,682,616

Note: 1.	Vesting conditions: Graded vesting over 4 years. 10% on the expiry of 12 months from the grant date. 20% on the expiry of 24 months from the grant date. 30% on the expiry of 36 months from the grant date. 40% on the expiry of 48 months from the grant date.

2.	The stock options can be exercised within a period of 48 months from the date of vesting.

3.	Options are to be settled by physical delivery of ordinary shares.

The number and weighted average exercise price of share options under 2006 ESOP plan are as follows:

	Weighted
	Average
	Exercise Price	Number of
	(USD)	Options
Particulars	2010	2010

Outstanding at April 1	0.39	7,865,241
Forfeited and expired during the period	0.21	(24,224)
Exercised during the period	0.21	(3,826)
Granted during the period	—	—
Replaced with options under MMT ESOP plan	0.38	(7,837,191)
Outstanding at March 31	—	—
Exercisable at March 31	—	—

There are nil options outstanding at March 31, 2010 as all options outstanding under this plan have been replaced with options granted under MMT ESOP plan. There have been no further issues of stock options under this plan.

b)	MakeMyTrip.com Equity Option Plan

In 2000, the Group approved a share option program in Mauritius, named the MakeMyTrip.com Equity Option Plan (“MMT ESOP Plan”). In June 2009, this plan was expanded in order to issue share options to employees of subsidiaries and directors of the group. The Group replaced certain share options to acquire shares in its Indian subsidiary held by employees at its subsidiaries with options granted under the MMT ESOP Plan.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Terms and Conditions of the MMT ESOP Plan

The terms and conditions relating to the grants under MMT ESOP Plan are given below:

			Contractual
	Number of	Vesting	Life of
Grant Date/Employees Entitled	Instruments	Conditions	Options

Opening outstanding Options as of April 1, 2009	—	None
Options granted during the year ended March 31, 2010	2,703,810	Refer Notes	4 - 6 years
Options granted during the year ended March 31, 2011	—

Total share options	2,703,810

Note: 1.	Of the options granted during the year 2009-10, 2,423,810 options were immediately vested on the grant date and 280,000 options have 25% graded vesting each year over 4 year period.

2.	1,747,810 options have no sale restrictions after vesting and 956,000 options have post vesting sales restrictions.

3.	The stock options can be exercised prior to the earliest of the following dates:

a. 48 months from the vesting date.

b. 72 months from the date of grant.

c. 6 months following the grantee’s date of voluntary resignation or termination of employment other than due to death, disablement or retirement.

d. 1 year following the death of a grantee or termination due to disability or retirement.

4.	Post vesting sales restrictions are as below:

a. up to 50% of the shares are eligible to be sold since August 17, 2010 the completion date of our initial public offering;

b. up to 25% further of the shares may be sold on or after August 17, 2011, the date falling one year after the completion of our initial public offering; and

c. the remaining 25% of the shares may be sold on or after August 17, 2012, the date falling two years after the completion of our initial public offering.

The number and weighted average exercise price of share options under MMT ESOP plan are as follows:

	Weighted		Weighted
	Average		Average
	Exercise Price	Number of	Exercise Price	Number of
	(USD)	Options	(USD)	Options
Particulars	2010	2010	2011	2011

Outstanding at April 1	—	—	1.44	2,598,810
Forfeited and expired during the period	—	—	1.29	9,410
Granted during the period	1.41	2,703,810	—	—
Exercised during the period	0.71	105,000	1.22	1,079,213
Outstanding at March 31	1.44	2,598,810	1.59	1,510,187
Exercisable at March 31	1.55	2,318,800	1.76	1,300,187

The options outstanding at March 31, 2011 have an exercise price in the range of USD 0.4875 to USD 5.3940 (March 31, 2010: USD 0.0005 to USD 5.3940) and a weighted average contractual life of 2 years and 8 months (March 31, 2010: 3 years and 6 months).

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Inputs for Measurement of Grant Date Fair Values of MMT ESOP Plan

The grant date fair value of the options granted to employees was measured based on the Black-Scholes formula. Expected volatility is estimated by considering historical average share price volatility of the comparable companies. The inputs used in the measurement of the fair values of the option at the date of grant are summarized below:

Fair Value of Share Options and Assumptions

Weighted average share price (USD)	4.70
Weighted average exercise price (USD)	1.41
Expected volatility	51.19% - 61.0%
Expected term	2 - 5 years
Expected dividends	—
Risk-free interest rate	1.12% - 2.64%

7,837,191 options outstanding under 2006 ESOP plan were replaced with 1,367,800 options under MMT ESOP plan which resulted in modification of the 2006 ESOP plan as defined under IFRS 2, Share based Payment. On account of this modification, the Group has recognized USD 1,505,868 during the year ended March 31, 2010, as the incremental fair value as the difference between the fair value of MMT ESOP plan and that of the 2006 ESOP plan both estimated as at the date of the modification.

Further, the Group has recognized the unamortized cost of USD 539,259 during the year ended March 31, 2010, under the 2006 ESOP plan as the options were immediately vested.

Also, the Group has recognized USD 4,726,249 during the year ended March 31, 2010, as ESOP cost for 1,336,000 fresh options granted under the MMT ESOP plan.

During the year ended March 31, 2011, share based payment expense recognized under personnel expenses (refer note 8) is USD 527,285 (March 31, 2010: USD 6,771,376).

On July 22, 2010, the Group effected a 20-for-one share split which was approved by the shareholders, with respect to all ordinary and convertible and redeemable preference shares, as well as a 20-for-one adjustment with respect to the number of ordinary shares underlying share options. All share and per share data provided herein gives effect to this stock split, applied retroactively.

29)	TRADE AND OTHER PAYABLES

	As at March 31
Particulars	2010	2011
	(in USD)

Other trade payables	13,987,959	13,159,344
Accrued expenses	6,420,798	6,892,467
Advance from customers	6,058,290	9,642,891

Total	26,467,047	29,694,702

Trade payables primarily include amount payable to airlines for cost of airline tickets.

The Group’s exposure to currency and liquidity risk related to trade and other payables is disclosed in note 5 and 31.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

30)	DEFERRED INCOME

	As at March 31
Particulars	2010	2011
	(in USD)

Global distribution system provider	2,255,435	—
Facilitation fee	411,760	—
Others	—	26,533

Total	2,667,195	26,533

Current	814,516	26,533
Non-current	1,852,679	—

Total	2,667,195	26,533

The Group requires the services of a Global Distribution system (“GDS”) provider for facilitating the booking of airline tickets on its website or other distribution channels. There are various GDS companies like Abacus, Amadeus, World span, Galileo etc. These companies usually pay upfront fee to travel agents for using their system as they get paid by airlines on the basis of airline tickets booked through their GDS, which are recognized on the proportion of actual airline tickets sold over the total estimated airline tickets to be sold over the term of the agreement and the balance amount has been recognized as deferred income.

31)	FINANCIAL INSTRUMENTS

Credit Risk

Exposure to Credit Risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	As at March 31
Particulars	2010	2011
	(in USD)

Trade and other receivables	12,449,527	12,857,169
Term deposits	14,471,404	16,941,920
Cash and cash equivalents (except cash in hand)	9,224,727	51,574,678

Total	36,145,658	81,373,767

The maximum exposure to credit risk for trade and other receivables at the reporting date by geographic region was:

	As at March 31
Particulars	2010	2011
	(in USD)

India	11,743,819	11,814,563
Others	705,708	1,042,606

Total	12,449,527	12,857,169

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The maximum exposure to credit risk for trade and other receivables and term deposits at the reporting date by type of counterparty was:

	As at March 31
Particulars	2010	2011
	(in USD)

Airlines	4,489,110	7,058,313
Retail customers	1,687,234	1,428,997
Corporate customers	2,532,935	1,961,528
Deposit with hotels	459,009	643,491
Term deposits with bank	14,471,404	16,941,920
Others	3,281,239	1,764,839

Total	26,920,931	29,799,089

Impairment Losses

The age of trade and other receivables and term deposits at the reporting date was:

	As at March 31
	2010		2011
Particulars	Gross	Impairment	Gross	Impairment
	(in USD)

Not past due	22,831,282	—	27,662,679	—
Past due 0-30 days	1,493,968	—	737,496	—
Past due 30-120 days	2,552,160	1,622	1,614,040	257,292
More than one year	1,192,413	1,147,270	917,724	875,558

Total	28,069,823	1,148,892	30,931,939	1,132,850

The movement in the allowance for doubtful debts in respect of trade and other receivables during the year was as follows:

	For the Year Ended March 31
Particulars	2010	2011
	(in USD)

Balance at the beginning of the year	929,384	1,148,892
Provision for doubtful debts	37,943	424,512
Amounts written off against the allowance	—	(351,202)
Effects of movement in exchange rate	181,565	(89,352)
Balance at the end of the year	1,148,892	1,132,850

Allowance for doubtful debts mainly represents amount due from airlines, global distribution system provider and retail customers. Based on historical experience, the Group believes that no impairment allowance is necessary, apart from above, in respect of trade receivables.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

As at March 31, 2010

	Carrying	Contractual	6 Months				More than
Non-derivative Financial Liabilities	Amount	Cash Flows*	or Less	6-12 months	1-2 years	2-5 years	5 years
	(in USD)

Convertible and redeemable preference shares**	40,759,654	(43,000,754)	—	—	—	—	—
Finance lease liabilities	92,732	(106,615)	(30,690)	(27,556)	(27,611)	(20,758)	—
Secured bank loans	114,512	(138,718)	(17,875)	(17,260)	(34,520)	(69,063)	—
Trade and other payables	20,408,757	(20,408,757)	(20,408,757)	—	—	—	—
Other current liabilities	554,170	(554,170)	(554,170)	—	—	—	—
Bank overdraft	3,996,066	(3,996,066)	(3,996,066)	—	—	—	—

Total	65,925,891	(68,205,080)	(25,007,558)	(44,816)	(62,131)	(89,821)	—

Notes: *	Represents undiscounted cash flows of interest and principal

**	Convertible and redeemable preference shares are redeemable on demand at the option of the preference share holder.

	Carrying	Contractual	6 Months				More than
Derivative Financial Liabilities	Amount	Cash Flows*	or Less	6-12 months	1-2 years	2-5 years	5 years
	(in USD)

Separable embedded derivative on convertible and redeemable preference shares*	48,382	—	—	—	—	—	—

Total	48,382	—	—	—	—	—	—

Notes: *	Convertible and redeemable preference shares are redeemable on demand at the option of the preference share holder.

As at March 31, 2011

	Carrying	Contractual	6 Months				More than
Non-derivative Financial Liabilities	Amount	Cash Flows*	or Less	6-12 months	1-2 years	2-5 years	5 years
	(in USD)

Finance lease liabilities	30,346	(34,929)	(7,465)	(6,823)	(13,325)	(7,316)	—
Secured bank loans	179,211	(205,671)	(27,431)	(32,176)	(63,945)	(82,119)	—
Trade and other payables	20,051,811	(20,051,811)	(20,051,811)	—	—	—	—
Other current liabilities	1,706,618	(1,706,618)	(1,706,618)	—	—	—	—
Bank overdraft	3,855,977	(3,855,977)	(3,855,977)	—	—	—	—

Total	25,823,963	(25,855,006)	(25,649,302)	(38,999)	(77,270)	(89,435)	—

Notes: *	Represents undiscounted cash flows of interest and principal

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Currency Risk

Exposure to Currency Risk

The Group incurs foreign currency risk primarily in respect of revenue denominated in a currency other than the functional currency of the MakeMyTrip (India) Private Limited (Indian subsidiary), in which the transaction takes place. On a consolidated basis, the Group is primarily exposed to foreign currency fluctuations between the USD (presentation currency) and INR, being the functional currency of its Indian subsidiary. The Group’s exposure to foreign currency risk was based on the following amounts as at the reporting dates (in equivalent USD):

	As at March 31
Particulars	2010	2011
	(in USD)

Trade and other receivables	6,782,945	3,567,671
Trade and other payables	(5,570,473)	(10,999,725)
Cash and cash equivalents	1,066,657	1,022,149

Net exposure	2,279,129	(6,409,905)

The following significant exchange rates applied during the year:

	Average Exchange Rate		Reporting Date Rate
USD	2010	2011	March 31, 2010	March 31, 2011

INR 1	0.0209	0.0218	0.0222	0.0221

Sensitivity Analysis

Any change in the exchange rate of USD against currencies other than INR is not expected to have significant impact on the Group’s profit or loss. Accordingly, a 10% appreciation of the USD as indicated below, against the INR as at March 31, 2010 would have decreased loss and as at March 31, 2011 would have decreased the profit by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables remain constant.

	For the Year Ended March 31
Particulars	2010	2011
	(in USD)

10% strengthening of USD against INR	217,060	(610,467)

A 10% depreciation of the USD against INR as at March 31, 2010 and 2011 would have had the equal but opposite effect on the above currency to the amounts shown above, on the basis that all other variables remain constant.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Interest Rate Risk

Profile

At the reporting date the interest rate profile of the Group’s interest-bearing financial instruments was as follows:

	As at March 31
Particulars	2010	2011
	(in USD)

Fixed rate instruments
Financial assets
Term deposits	14,471,404	16,941,920
Cash and cash equivalents	—	44,504,303
Financial liabilities
Convertible and redeemable preference shares	40,759,654	—
Finance lease liabilities	92,732	30,346
Secured bank loans	114,512	179,211

	55,438,302	61,655,780

Variable rate instruments
Financial liabilities
Bank overdraft	3,996,066	3,855,977

	3,996,066	3,855,977

Fair Value Sensitivity Analysis for Fixed Rate Instruments

The Group does not account for any fixed rate financial assets and liabilities at fair value through profit or loss. Therefore a change in interest rates at the reporting date would not affect profit or loss.

Cash Flow Sensitivity Analysis for Variable Rate Instruments

An increase of 100 basis points in interest rates at the reporting date would have increased loss as at March 31, 2010 and decreased profit as at March 31, 2011 by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis has been performed on the same basis for 2010.

Profit or Loss
(in USD)

March 31, 2010	(39,961)
March 31, 2011	(38,560)

A decrease of 100 basis points in the interest rates at the reporting date would have had equal but opposite effect on the amounts shown above, on the basis that all other variables remain constant.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fair Values

Fair Values Versus Carrying Amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	As at March 31, 2010		As at March 31, 2011
	Carrying		Carrying
Particulars	Amount	Fair Value	Amount	Fair Value
	(in USD)

Assets carried at amortised cost
Trade and other receivables	12,449,527	12,449,527	12,857,169	12,857,169
Term deposits	14,471,404	14,471,404	16,941,920	16,941,920
Cash and cash equivalents	9,341,526	9,341,526	51,730,321	51,730,321

	36,262,457	36,262,457	81,529,410	81,529,410

Liabilities carried at fair value
Separable embedded derivative on convertible and redeemable preference shares	48,382	48,382	—	—

	48,382	48,382	—	—

Liabilities carried at amortized cost
Finance lease liabilities	92,732	92,732	30,346	30,346
Secured bank loans	114,512	114,512	179,211	179,211
Bank overdraft	3,996,066	3,996,066	3,855,977	3,855,977
Convertible and redeemable preference shares	40,759,654	40,759,654	—	—
Trade and other payables	20,408,757	20,408,757	20,051,811	20,051,811
Other current liabilities	554,170	554,170	1,706,618	1,706,618

	65,925,891	65,925,891	25,823,963	25,823,963

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As at March 31, 2011
Particulars	Level 1	Level 2	Level 3	Total
(in USD)

Separable embedded derivative on convertible and redeemable preference shares	—	—	—	—
Convertible and redeemable preference shares	—	—	—	—

	As at March 31, 2010
Particulars	Level 1	Level 2	Level 3	Total
	(in USD)

Separable embedded derivative on convertible and redeemable preference shares	—	—	48,382	48,382
Convertible and redeemable preference shares	—	—	40,759,654	40,759,654

The basis for determining fair values is disclosed in note 4.

32)	OPERATING LEASES

Leases as lessee

Non cancellable operating lease rentals are payable as follows:

	As at March 31
Particulars	2010	2011
	(in USD)

Less than one year	1,188,061	1,561,760
Between one and five years	4,685,954	5,807,590
More than five years	1,024,265	1,194,632

Total	6,898,280	8,563,982

The Group leases a number of offices under operating leases. The lease period ranges for a period of three to nine years, with an option to renew the lease after that date. Lease payments are increased after a specified period under such arrangements.

During the year ended March 31, 2011, USD 1,394,969 was recognized as rent expense under other operating expense in profit or loss in respect of operating leases (March 31, 2010: USD 1,244,798).

33)	CONTINGENCIES

During the year ended March 31, 2009, a general industry wide inquiry was initiated by the Mumbai Zonal Unit of Directorate General of Excise Intelligence & Customs (regulatory authority) on various travel agencies across India with regard to compliance with service tax rules and regulations by travel companies in India. Pursuant to the audit conducted by the Service tax authorities, the Company has received a notice during the quarter ended September 30, 2010 with a demand of service tax on certain matters, some of which are industry wide issues and involve complex interpretation of law. Based on legal advice, the Company believes that it has a strong case in its favour and has filed an appropriate response in consultation with its legal advisor to the service tax authorities dated March 18, 2011. In view of the above, the Company believes that at present neither it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation nor a reliable estimate can be made of the amount of the obligation.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

34)	CAPITAL COMMITMENTS

Estimated amount of contracts remaining to be executed on the capital account and not provided for (net of advances) aggregate USD 2,464,731 as at March 31, 2011 (March 31, 2010: USD 90,973).

35)	RELATED PARTIES

For the purpose of the consolidated financial statements, parties are considered to be related to the Group, if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

Related parties and nature of relationships where control exists:

Nature of Relationship	Name of Related Parties

Holding Company (until August 17, 2010)	SB Asia Infrastructure Fund II, Limited Partnership, Cayman Islands

Related parties and nature of related party relationships:

Nature of Relationship	Name of Related Parties

Significant influence over the Company (with effect from August 18, 2010)	SB Asia Infrastructure Fund II, Limited Partnership, Cayman Islands
Key management personnel	Deep Kalra
Key management personnel	Keyur Joshi
Key management personnel	Sanjeev Bikhchandani (till February 19, 2010)
Key management personnel	Frederic Lalonde
Key management personnel	Philip Wolf
Party controlled by key management personnel	PhoCus Wright Inc.
Party controlled by key management personnel	Chandra Capital

Transactions with Holding company:

	For the Year Ended March 31
Transactions	2009	2010	2011
	(in USD)

Issue of convertible and redeemable preference shares	6,243,555	—	—
Revenue from air ticketing	13,794	16,901	5,367

	As at March 31
Balance Outstanding	2010	2011
	(in USD)

Trade and other payables	7,746	—

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Transactions with entity having significant influence over the Company:

	For the Year Ended March 31
Transactions	2009	2010	2011
	(in USD)

Revenue from air ticketing	—	—	17,075

	As at March 31
Balance Outstanding	2010	2011
	(in USD)

Trade and other payables	—	—

Transactions with party controlled by key management personnel:

	For the Year Ended March 31
Transactions	2009	2010	2011
		(in USD)

Revenue from air ticketing	—	—	4,560
Purchase of marketing services	18,322	19,300	25,100

	As at March 31
Balance Outstanding	2010	2011
	(in USD)

Trade and other payables	455	455
Trade and other receivables	—	37,077
Advance to vendor	—	8,000

Transactions with Key Management Personnel:

Loans to Key Management Personnel

No unsecured loans were given within a period of 12 months. At March 31, 2011, the loan balance outstanding was USD Nil (March 31, 2010: 88,284, March 31, 2009: USD 44,234).

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Key Management Personnel Compensation*

Key management personnel compensation comprised:

	For the Year Ended March 31
Particulars	2009	2010	2011
	(in USD)

Short-term employee benefits	327,282	208,428	473,592
Contribution to provident fund	12,332	11,920	19,687
Share based payment	32,247	1,880,398	—
Legal and professional	—	—	10,000

Total	371,861	2,100,746	503,279

Note: *	Provision for gratuity and compensated absences has not been considered, since the provisions are based on actuarial valuations for the Group’s entities as a whole.

36)	GROUP ENTITIES

Subsidiaries

	Country of	Ownership interest at March 31
Name of Subsidiaries	Incorporation	2010	2011

MakeMyTrip.com Inc	USA	100%	100%
MakeMyTrip (India) Private Limited	India	99.98%	99.99%

37)	SUBSEQUENT EVENTS

a)	On May 9, 2011, MakeMyTrip acquired an approximately 79% equity stake in Luxury Tours & Travel Pte Ltd (LTT) in accordance with the terms of the Share Purchase Agreement (SPA) with LTT and its existing shareholders dated February 9, 2011. MakeMyTrip has paid cash consideration of approximately USD 3 million, subject to working capital adjustment in accordance with the terms of the SPA. MakeMyTrip plans to invest approximately USD 0.75 million in one or more tranches until June 2012 for subscription of new equity shares to be issued by LTT.

MakeMyTrip will also acquire the remaining shares of LTT from the existing shareholders in cash, in three tranches, over a three year earn-out period ending June 2014. The earn-out will be based on valuation linked to future profitability of LTT.