Form 20-F
period 2012-03-31
MakeMyTrip Ltd
filed 2012-06-25
CIK 1495153

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

(Mark One)

☐	Registration statement pursuant to section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2012

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

Tower A, SP Infocity, 243,

Udyog Vihar, Phase 1

Gurgaon, Haryana 122016, India

(91-124) 439-5000

(Address and Telephone Number of Principal Executive Offices)

Rajesh Magow

Group Chief Financial and Operating Officer

Tower A, SP Infocity, 243,

Udyog Vihar, Phase 1

Gurgaon, Haryana 122016, India

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

As of March 31, 2012, 37,159,605 ordinary shares, par value $0.0005 per share, were issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☐             No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒             No  ☐

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

Yes   ☐            No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See the definitions of “large accelerated filer” and “accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☒

If “Other” has been checked in the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐             Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

Yes  ☐             No  ☒

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

In this annual report, references to “US,” the “United States” or “USA” are to the United States of America, its territories and its possessions, references to “India” are to the Republic of India, references to “Mauritius” are to the Republic of Mauritius, references to “Singapore” are to the Republic of Singapore and references to “Malaysia” are to the Federation of Malaysia. References to “$,” “dollars” or “US dollars” are to the legal currency of the United States and references to “Rs.,” “Rupees” or “Indian Rupees” are to the legal currency of India.

Solely for the convenience of the reader, this annual report contains translations of certain Indian Rupee amounts into US dollars at specified rates. Except as otherwise stated in this annual report, all translations from Indian Rupees to US dollars are based on the noon buying rate of Rs. 55.34 per $1.00 in the City of New York for cable transfers of Indian Rupees, as certified for customs purposes by the Federal Reserve Bank of New York on June 15, 2012. No representation is made that the Indian Rupee amounts referred to in this annual report could have been or could be converted into US dollars at such rates or any other rates. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

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

Unless otherwise indicated, the consolidated financial statements and related notes as of and for the fiscal years ended March 31, 2010, 2011 and 2012 included elsewhere in this annual report have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. References to a particular “fiscal year” are to our fiscal year ended March 31 of that year. Our fiscal quarters end on June 30, September 30 and December 31. References to a year other than a “fiscal” year are to the calendar year ended December 31.

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

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Our actual results, performance, or achievement may differ from those expressed in, or implied by, these forward-looking statements. Accordingly, we can give no assurances that any of the events anticipated by these forward-looking statements will transpire or occur or, if any of the foregoing factors or other risks and uncertainties described elsewhere in this annual report were to occur, what impact they would have on these forward-looking statements, including our results of operations or financial condition. In view of these uncertainties, you are cautioned not to place undue reliance on these forward-looking statements.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

A. Selected Consolidated Financial Data

The following selected consolidated statement of comprehensive income and loss data for fiscal years 2010, 2011 and 2012 and the selected consolidated statement of financial position data as of March 31, 2011 and 2012 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of comprehensive income and loss data for fiscal years 2008 and 2009 and the selected consolidated statement of financial position as of March 31, 2008, 2009 and 2010 have been derived from our audited financial statements not included in this annual report. The financial data set forth below should be read in conjunction with, and are qualified by reference to, “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and notes thereto included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with IFRS as issued by the IASB. Our historical results do not necessarily indicate results expected for any future period.

Prior to initiation of our initial public offering that was completed in August 2010, we had not prepared consolidated financial statements. Our India-incorporated and Delaware-incorporated operating subsidiaries prepare financial statements in accordance with Indian Generally Accepted Accounting Principles and United States Generally Accepted Accounting Principles, respectively. We have adopted IFRS as issued by the IASB with a transition date of April 1, 2007 and have prepared consolidated financial statements with effect from that date.

The following information should be read in conjunction with, and is qualified in its entirety by reference to, “Item 5. Operating and Financial Review and Prospects” and the audited consolidated financial statements and the notes thereto included elsewhere in this annual report.

	Fiscal Year Ended March 31
	2008	2009	2010	2011	2012
	(in thousands, except per share data and number of shares)
Consolidated Statement of Comprehensive Income (Loss) Data:
Revenue:
Air ticketing	$14,091.4	$19,225.1	$32,119.5	$47,622.7	$76,190.3
Hotels and packages	24,189.4	48,622.8	50,287.9	74,558.0	116,701.1
Other revenue	50.1	703.8	1,152.8	2,540.7	3,707.8

Total revenue	38,330.9	68,551.7	83,560.2	124,721.4	196,599.3

Service cost:
Procurement cost of hotels and packages services	(21,823.8)	(43,069.2)	(42,292.2)	(63,650.9)	(98,474.8)
Cost of air ticket coupons	—	(491.8)	(985.5)	—	(9,939.6)
Personnel expenses	(8,459.2)	(9,679.8)	(16,562.0)	(14,399.0)	(26,520.7)
Other operating expenses	(23,229.0)	(24,369.9)	(28,160.5)	(40,698.9)	(54,868.7)
Depreciation and amortization	(1,107.5)	(1,558.7)	(1,569.7)	(1,910.6)	(2,790.2)

Results from operating activities	(16,288.7)	(10,617.6)	(6,009.8)	4,061.9	4,005.4
Net finance income (costs)	(2,611.2)	3,244.1	(188.8)	(1,923.9)	(2,969.2)

Share of loss of equity-accounted investee	—	—	—	—	(66.0)

Profit (Loss) before tax	(18,899.8)	(7,373.5)	(6,198.6)	2,138.0	970.2
Income tax benefit (expense)	4.5	25.3	(8.4)	2,691.7	6,078.1

Profit (Loss) for the year	$(18,895.4)	$(7,348.2)	$(6,207.0)	$4,829.7	$7,048.4

	xxxxx	xxxxx	xxxxx	xxxxx	xxxxx
Profit (Loss) per ordinary share:
Basic	$(1.08)	$(0.42)	$(0.35)	$0.17	$0.20
Diluted	$(1.08)	$(0.55)	$(0.35)	$0.15	$0.19
Weighted average number of ordinary shares outstanding:
Basic	17,437,120	17,437,120	17,521,120	28,320,901	36,682,240
Diluted	17,437,120	20,403,420	17,521,120	34,950,246	38,234,070
Proforma earnings (loss) per ordinary Share (unaudited)(1):
Basic	$(0.59)	$(0.38)	$(0.18)	$0.16	$—
Diluted	$(0.59)	$(0.38)	$(0.18)	$0.15	$—
Proforma weighted average number of ordinary shares outstanding (unaudited)(1):
Basic	26,980,680	29,761,580	29,845,580	32,993,361	—
Diluted	26,980,680	29,761,580	29,845,580	34,929,282	—

Note:

(1)	In December 2006, August 2007 and May 2008, we issued Series A, Series B and Series C preferred shares, respectively, that were converted into ordinary shares effective upon the completion of our initial public offering on August 17, 2010. Our proforma earnings (loss) per ordinary share (basic and diluted) and proforma weighted average number of ordinary shares outstanding (basic and diluted) have been calculated and presented for fiscal years 2008, 2009, 2010 and 2011 assuming that the conversion of all our outstanding preferred shares occurred on a “hypothetical basis” on April 1, 2007 for our Series A and Series B preferred shares and April 1, 2008 for our Series C preferred shares. As no preferred shares were outstanding during fiscal year 2012, proforma earnings (loss) per ordinary share (basic and diluted) and proforma weighted average number of ordinary shares outstanding (basic and diluted) have not been presented for fiscal year 2012.

The following table sets forth a summary of our consolidated statement of financial position as of March 31, 2008, 2009, 2010, 2011 and 2012:

	As of March 31
	2008	2009	2010	2011	2012
	(in thousands)
Consolidated Statement of Financial Position Data:
Trade and other receivables	$9,852.8	$5,428.2	$12,449.5	$12,857.2	$21,382.4
Term deposits	7,346.3	16,038.9	14,471.4	16,941.9	44,325.1
Cash and cash equivalents	3,775.5	5,471.6	9,341.5	51,730.3	43,798.2
Total assets	33,226.6	37,898.2	50,633.5	112,939.6	170,191.4
Total equity (deficit) attributable to equity holders of our company	(17,244.6)	(27,237.5)	(24,955.4)	76,275.9	118,791.8
Loans and borrowings(1)	24,198.1	39,712.5	40,966.9	209.6	259.4
Trade and other payables	12,321.1	13,440.1	26,467.0	29,694.7	46,697.6
Total liabilities	50,468.1	65,131.6	75,584.5	36,663.8	51,399.6
Total equity (deficit) and liabilities	$33,226.6	$37,898.2	$50,633.5	$112,939.6	$170,191.4

Note:

(1)	The preferred shares issued by us were compound financial instruments with equity, liability and embedded derivative components. Accordingly, the liability portion of our preferred shares amounting $24.1 million, $39.6 million, $40.8 million, $0 and $0 for fiscal years 2008, 2009, 2010, 2011 and 2012, respectively, had been included under our loans and borrowings. All our preferred shares were converted into ordinary shares effective upon the completion of our initial public offering on August 17, 2010.

Other Data:

The following table sets forth for the periods indicated, certain selected consolidated financial and other data:

	Fiscal Year Ended March 31
	2008	2009	2010	2011	2012
	(in thousands, except percentages)
Number of transactions:
Air ticketing	1,029.1	1,250.8	1,766.9	2,824.6	3,715.4
Hotels and packages	36.9	81.4	109.7	175.9	343.1
Revenue less service cost(1):
Air ticketing	$14,091.4	$18,733.3	$31,134.0	$47,622.7	$66,250.7
Hotels and packages	2,365.6	5,553.6	7,995.7	10,907.1	18,226.3
Other revenue	50.1	703.8	1,152.8	2,540.7	3,707.8

	$16,507.1	$24,990.7	$40,282.5	$61,070.5	$88,184.9

Gross bookings(2):
Air ticketing	$198,799.6	$260,945.1	$408,603.1	$647,846.9	$839,234.3
Hotels and packages	26,489.7	52,365.7	57,273.1	94,608.2	153,723.2
Net revenue margins(3):
Air ticketing	7.1%	7.2%	7.6%	7.4%	7.9%
Hotels and packages	8.9%	10.6%	14.0%	11.5%	11.9%

Notes:

(1)	As certain parts of our revenue are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on revenue less service cost, which is a non-IFRS measure, as we believe that revenue less service cost reflects more accurately the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our revenue less service cost may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation. The following table reconciles our revenue (an IFRS measure) to revenue less service cost (a non-IFRS measure):

	Air Ticketing					Hotels and Packages					Other Revenue					Total
	Fiscal Year Ended March 31					Fiscal Year Ended March 31					Fiscal Year Ended March 31					Fiscal Year Ended March 31
	2008	2009	2010	2011	2012	2008	2009	2010	2011	2012	2008	2009	2010	2011	2012	2008	2009	2010	2011	2012
	(In thousands)
Revenue	$14,091.4	$19,225.1	$32,119.5	$47,622.7	$76,190.3	$24,189.4	$48,622.8	$50,287.9	$74,558.0	$116,701.1	$50.1	$703.8	$1,152.8	$2,540.7	$3,707.8	$38,330.9	$68,551.7	$83,560.2	$124,721.4	$196,599.3
Less:
Service cost	—	491.8	985.5	—	9,939.6	21,823.8	43,069.2	42,292.2	63,650.9	98,474.8	—	—	—	—	—	21,823.8	43,561.0	43,277.7	63,650.9	108,414.3

Revenue less service cost	$14,091.4	$18,733.3	$31,134.0	$47,622.7	$66,250.7	$2,365.6	$5,553.6	$7,995.7	$10,907.1	$18,226.3	$50.1	$703.8	$1,152.8	$2,540.7	$3,707.8	$16,507.1	$24,990.7	$40,282.5	$61,070.5	$88,184.9

(2)	Gross bookings represent the total amount paid by our customers for the travel services and products booked through us, including taxes, fees and other charges, and are net of cancellations and refunds.
(3)	Net revenue margins is defined as revenue less service cost as a percentage of gross bookings.

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

Adverse economic developments affecting the travel industry could also adversely impact our ability to maintain our existing relationships and arrangements with one or more of our suppliers. For example, adverse changes to the overall business and financial climate for the airline industry in India due to various factors including, but not limited to, rising fuel costs and increased liquidity constraints, could affect the ability of one or more of our airline suppliers to continue to meet our demand for tickets, which, in turn, could materially and adversely affect our financial results

No assurance can be given that our agreements or arrangements with our travel suppliers or GDS service provider will continue or that our travel suppliers or GDS service provider will not reduce or eliminate fees or commissions or attempt to charge us for content, terminate our contracts or default on or dispute their payment or other obligations towards us, any of which could reduce our revenue and net revenue margins or may require us to initiate legal or arbitral proceedings to enforce their contractual payment obligations, which may adversely affect our business and financial performance. For example, in late April 2012, Jet Airways and IndiGo, each of whom was one of our top five airline suppliers in fiscal year 2012, ceased to allow us to sell their tickets in connection with allegations that we offered “opaque fares.” Although we reached an agreement to resume the sale of Jet Airways and IndiGo tickets by early May 2012, a prolonged dispute with these airlines could have materially and adversely affected our financial results.

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

We Have Sustained Operating Losses in the Past and May Experience Operating Losses in the Future.

We sustained operating losses in our fiscal years through March 31, 2010. While we have had operating profit in fiscal years 2011 and 2012, we cannot assure you that we can avoid operating losses in the future. We expect that our operating expenses will increase and the degree of increase in these expenses will be largely based on anticipated organizational growth and revenue trends. As a result, any decrease or delay in generating additional sales volumes and revenue could result in substantial operating losses.

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

We currently rely on certain third-party computer systems, service providers and software companies, including the GDS used by full service airlines, and electronic central reservation systems used by low-cost airlines, certain hotels which are directly-connected to us, Indian Railways and bus operators. In particular, we rely on third parties to:

•	assist in conducting searches for airfares and process air ticket bookings;

•	process hotel reservations;

•	process credit card, debit card and net banking payments;

•	provide computer infrastructure critical to our business; and

•	provide customer relationship management, or CRM, software services.

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

We outsource our call center service for sales for all international flights and most of our hotel reservations and packages. We also outsource our call center service for post-sales customer service support for all flights (domestic and international), hotel reservations and packages, and rail and bus ticketing, as well as back office fulfillment and ticketing services, to various third parties in India. If our outsourcing service providers experience difficulty meeting our requirements for quality and customer service standards, our reputation could suffer and our business and prospects could be adversely affected. Our operations and business could also be materially and adversely affected if our outsourcing service providers face any operational or system interruptions.

Further, many of our contracts with outsourcing service providers are short-term or have short notice periods. For example, our agreement with Intelenet Global Services Private Limited, or Intelenet Global Services, a subsidiary of Serco Group plc, which provides call center services for our Indian domestic air ticketing and international air ticketing business, as well as post-sales customer service support for air tickets, is for a renewable term of three years but may be terminated by either party on two months’ notice. The agreements with iEnergizer IT Services Private Limited, or iEnergizer IT Services, and Motif India Infotech Private Limited, or Motif India Infotech, may be terminated by either party on 90 days’ notice after the first year in the term of such agreements. In the event one or more of our contracts with our outsourcing service providers is terminated on short notice, we may be unable to find alternative outsourcing service providers on commercially reasonable terms, or at all. Further, the quality of the service provided by a new or replacement outsourcing service providers may not meet our requirements, including during the transition and training phase. Hence, termination of any of our contracts with our outsourcing service providers could cause a decline in the quality of our services and disrupt and adversely affect our business, results of operations and financial condition.

We Rely on Information Technology to Operate Our Business and Maintain Our Competitiveness, and Any Failure to Adapt to Technological Developments or Industry Trends Could Harm Our Business.

We depend on the use of sophisticated information technology and systems, which we have customized in-house, for search and reservation for flights and hotels, as well as payments, refunds, CRM, communications and administration. As our operations grow in both size and scope, we must continuously improve and upgrade our systems and infrastructure to offer our customers enhanced services, features and functionality, while maintaining the reliability and integrity of our systems and infrastructure in a cost-effective manner. Our future success also depends on our ability to upgrade our services and infrastructure ahead of rapidly evolving consumer demands while continuing to improve the performance, features and reliability of our service in response to competitive offerings.

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

The Travel Industry for India and India-Related Travel Is Intensely Competitive, and We May Not Be Able to Effectively Compete in the Future.

The Indian travel market is intensely competitive. Factors affecting our competitive success include, among other things, price, availability and breadth of choice of travel services and products, brand recognition, customer service, fees charged to travelers, ease of use, accessibility and reliability. We currently compete with both established and emerging providers of travel services and products, including other online travel agencies, such as cleartrip.com, expedia.co.in, travelocity.co.in and yatra.com, as well as traditional travel agencies, tour operators, travel suppliers and operators of travel industry reservation databases. Certain of our competitors have also launched websites in other countries to better cater to Indian and other customers located in those areas. For example, in 2011, cleartrip.com launched website operations in the United Arab Emirates. Large, established Internet search engines have also launched applications offering travel itineraries in destinations around the world, and meta-search companies who can aggregate travel search results also compete against us for customers. Some of our competitors have significantly greater financial, marketing, personnel and other resources than us and certain of our competitors have a longer history of established businesses and reputations in the Indian travel market (particularly in the hotels and packages business) as compared with us. From time to time we may be required to reduce service fees and net revenue margins in order to compete effectively and maintain or gain market share.

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

In our air ticketing business, we generate revenue through commissions and incentive payments from airline suppliers, service fees charged to our customers and fees from our GDS service provider. Our airline suppliers may reduce or eliminate the commissions and incentive payments they pay to us. For example, recent news reports have suggested that airlines in India are planing to reduce the commissions paid to travel agencies. To the extent any of our airline suppliers reduce or eliminate the commissions or incentive payments they pay to us, our revenue may be reduced unless we are able to adequately mitigate such reduction by increasing the service fee we charge to our customers in a sustainable manner. However, any increase in service fees may also result in a loss of potential customers. Further, our arrangement with the airlines that supply air tickets to us may limit the amount of service fee that we are able to charge our customers. Our business would also be negatively impacted if competition or regulation in the travel industry causes us to reduce or eliminate our service fees.

We Rely on the Value of Our Brand, and Any Failure to Maintain or Enhance Consumer Awareness of Our Brand Could Have a Material Adverse Effect on Our Business, Financial Condition and Results of Operations.

We believe continued investment in our brand, “MakeMyTrip,” is critical to retain and expand our business. We believe that our brand is well respected and recognized in the Indian travel market. We have invested in developing and promoting our brand since our inception and expect to continue to spend on maintaining our brand’s value to enable us to compete against increased spending by our competitors, as well as against emerging competitors, including search engines and meta-search engines, and to allow us to expand into new geographies and products where our brand is not well known. Our marketing costs may also increase as a result of inflation in media pricing (including search engine keywords). There is no assurance that we will be able to successfully maintain or enhance consumer awareness of our brand. Even if we are successful in our branding efforts, such efforts may not be cost-effective. If we are unable to maintain or enhance consumer awareness of our brand and generate demand in a cost-effective manner, it would negatively impact our ability to compete in the travel industry and would have a material adverse effect on our business. See also “— We Cannot Be Sure That Our Intellectual Property Is Protected from Copying or Use by Others, Including Current or Potential Competitors.”

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

On May 9, 2011, we acquired approximately 79% of Luxury Tours & Travel Pte Ltd, a Singapore-based travel agency, engaged in the business of providing hotel reservations, excursion tours and other related services to inbound and outbound travelers in Singapore and the rest of Southeast Asia. We have agreed to acquire the remaining shares in Luxury Tours & Travel Pte Ltd in three tranches over a three-year earn-out period. Our stake has increased to approximately 83% pursuant to an additional investment in fiscal year 2012. We intend to leverage this acquisition to build a position of strength in Southeast Asia through relationships with local hotels and vendors, but there is no assurance that we will be able to successfully leverage this acquisition to further grow our business in the region.

In August 2011, we acquired 19.9% of Le Travenues Technology Private Limited, which owns and operates www.ixigo.com, an online travel meta search engine. We believe this investment could potentially complement our online travel business. However, there is no assurance this investment will be successful or bring about desired results.

In November 2011, we acquired approximately 29% of My Guest House Accommodations Private Limited, or My Guest House, which is engaged in the business of aggregation, sales and distribution of hotel room inventory with a special focus on budget lodging accommodations and serviced apartments. Pursuant to our agreements with My Guest House, we expect to acquire 100% of My Guest House’s ordinary shares through an earn out structure based upon the achievement of various business parameters spread over eight years. We believe this investment could potentially complement our online travel business. However there is no assurance that this investment will be successful or bring about desired results.

Our Arrangements with Some of Our Airline Suppliers May Subject Us to Additional Monetary Risks.

We generally do not assume inventory risk in our air ticketing business as we typically act as an agent. However, on a few occasions, we pre-purchase air ticket inventory in order to enjoy special negotiated rates and we assume inventory risk on such tickets. When we sell pre-purchased tickets to our customers, revenue is accounted for on a “gross” basis (representing the price of the tickets paid by our customers) and the amount spent to pre-purchase the ticket is classified as a service cost. If we are unable to sell pre-purchased tickets as anticipated either at all, or at expected rates, our revenue and business may be adversely affected. We do not presently engage in such practices, such as guaranteeing a minimum number of room reservations, with our hotel suppliers.

Certain of Our Businesses or Services Have Only Recently Been Introduced and, As a Result, It May Be Difficult to Evaluate Their Performance and Prospects.

Some of the services and products offered by us were introduced recently. For example, we started our car hire service in May 2012, which was followed more recently by our self-driven car hire business. As a result, this business has a limited operating history and it may be difficult to evaluate its performance and prospects.

Our International Operations, Some of Which Are New to Us, Involve Additional Risks.

We have been operating in the United States since 2000, servicing mainly the air ticketing needs of non-resident Indians in the United States traveling inbound to India. We also launched our website in the United Arab Emirates in December 2009 and launched our website in Canada in July 2010, following, among other things, the registration of our websites’ domain names (www.makemytrip.ae and www.makemytrip.ca) with the relevant registry as well as the procurement of additional servers to handle the increased traffic from these international websites. Our website in Canada is currently owned by a company registered in Canada. We need to continue to tailor our services and business model to the unique circumstances of such markets to succeed, including building new supplier relationships and customer preferences. We also intend to expand our business in other markets, particularly those with a significant non-resident Indian population as well as those with proximity to India or favored by Indian travelers. For example, on May 9, 2011, we acquired approximately 79% of Luxury Tours & Travel Pte Ltd, a Singapore-based travel agency. Our stake has increased to approximately 83% pursuant to an additional investment in March 2012. Adapting our practices and models effectively to the supplier and customer preferences of new markets could be difficult and costly and could divert management and personnel resources. We could also face additional regulatory requirements in our new markets which could be onerous. We cannot assure you that we will be able to efficiently or effectively manage the growth of our operations in these new markets.

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

Declines or Disruptions in the Travel Industry Could Adversely Affect Our Business and Financial Performance.

Our business and financial performance are affected by the health of the Indian as well as worldwide travel industry, including changes in supply and pricing. Events specific to the travel industry that could negatively affect our business include continued fare increases, travel-related strikes or labor unrest, such as the recent strikes and other similar actions at Air India, fuel price volatility and bankruptcies or liquidations of our suppliers. For example, events in the Middle East over the past several years have resulted in an adverse impact on travel to that region. Such events have also contributed to an increase in crude oil prices which may have an adverse impact on the travel industry globally, including our business.

Additionally, our business is sensitive to safety concerns, and thus our business has in the past declined and may in the future decline after incidents of actual or threatened terrorism, during periods of political instability or conflict or during other periods in which travelers become concerned about safety issues, including as a result of natural disasters such as tsunamis or earthquakes or when travel might involve health-related risks, such as the Influenza, H1N1 virus, avian flu and Severe Acute Respiratory Syndrome, or other epidemics or pandemics. Such concerns are outside our control and could result in a significant decrease in demand for our travel services. Any such decrease in demand, depending on its scope and duration, together with any other issues affecting travel safety, could significantly and adversely affect our business and financial performance over the short and long term. The occurrence of such events could result in disruptions to our customers’ travel plans and we may incur additional costs and constrained liquidity if we provide relief to affected customers by not charging cancellation fees or by refunding the cost of airline tickets, hotel reservations and other travel services and products. If there is a prolonged substantial decrease in travel volumes, particularly air travel and hotels, for these or any other reasons, our business, financial condition and results of operations would be adversely affected.

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

Since the beginning of the global financial crisis in the third quarter of 2008, adverse developments in the international financial markets have created challenging economic conditions for businesses and governments around the world. These adverse developments have included increased market volatility, tightened liquidity in credit markets, diminished expectations for economic growth and a reduction in consumer and business spending. While the global economy has grown since 2010, continued speculation regarding the stability of the Eurozone currency due to the inability of certain European countries to resolve their sovereign debt issues has created additional uncertainty in the European and global economies. Further, the Indian economy has recently experienced a slowdown in growth, exacerbated by the decline in the value of the Indian rupee, from Rs. 44.20 per $1.00 as of July 29, 2011 to Rs. 55.34 per $1.00 as of June 15, 2012. The weakness and uncertainty in the global and Indian economies have negatively impacted both corporate and consumer spending patterns and demand for travel services in general and may continue to do so in the future.

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

We Cannot Be Sure That Our Intellectual Property Is Protected from Copying or Use by Others, Including Current or Potential Competitors.

Our websites rely on content and in-house customizations and enhancements of third-party technology, much of which is not subject to intellectual property protection. We protect our logo, brand name, websites’ domain names and, to a more limited extent, our content by relying on trademarks, trade secret laws and confidentiality agreements. Even with all of these precautions, it is possible for someone else to copy or otherwise obtain and use our content, techniques and technology without our authorization or to develop similar technology. Effective trademark, copyright and trade secret protection may not be available in every country in which we operate, offline or through the Internet, and policing unauthorized use of our content and technological customizations is difficult and expensive. Our logo and brand name, “MakeMyTrip,” are only registered as trademarks in India, Mauritius, Bhutan and the United States and are not protected in other countries where we operate or otherwise. We have, however, applied for our trademark registration in several countries, including Canada, Australia, Singapore, Malaysia and Sri Lanka. We have also applied for copyright registration of our logo and brand name in India. We cannot be sure that our trademarks or domain names will be protected to the same extent as in India, Mauritius, Bhutan and the United States or that the steps we have taken will prevent misappropriation or infringement of what we consider our proprietary information. Such misappropriation or infringement could have a material adverse effect on our business. In the future, we may need to engage in litigation to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation might result in substantial costs and diversion of resources and management attention.

Our Business Experiences Seasonal Fluctuations and Quarter-to-Quarter Comparisons of Our Results May Not Be Meaningful.

Our business experiences seasonal fluctuations. We tend to experience higher revenue from our hotels and packages business in the second and fourth calendar quarters of each year, which coincide with the summer holiday travel season and the year-end holiday travel season for our customers in India and other markets. In our air ticketing business, we tend to experience higher revenues in the third and fourth calendar quarters of each year and lower revenue in the first calendar quarter, mainly as a result of changes in demand for business travel. As a result, quarter-to-quarter comparisons of our results may not be meaningful.

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

The application of various Indian and international sales, use, occupancy, value-added and other tax laws, rules and regulations to our services and products is subject to interpretation by the applicable taxing authorities. Many of the statutes and regulations that impose these taxes were established before the growth of the Internet, mobile networks and e-commerce. If such tax laws, rules and regulations are amended, new adverse laws, rules or regulations are adopted or current laws are interpreted adversely to our interests, particularly with respect to occupancy or value-added or other taxes, the results could increase our tax payments (prospectively or retrospectively) and/or subject us to penalties and, if we pass on such costs to our customers, decrease the demand for our services and products. As a result, any such changes or interpretations could have an adverse effect on our business and financial performance. In recent years, we have received notices from the Indian tax regulatory authority for a demand of service tax on certain matters, some of which relate to the travel industry in India and involve complex interpretation of law. We have also received a notice and various assessment orders from the Indian income tax authorities. We have filed our replies in all such assessments based on the legal advice received by us. While we believe that we have strong cases in our favor, there can be no assurance that the Indian tax authorities will not take a different view. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings.”

Infrastructure in India May Not Be Upgraded in Order to Support Higher Internet Penetration, Which May Result in Additional Investments and Expenses for Us.

The majority of our bookings are made through our Indian website. However, Internet penetration in India was 10.2% as of December, 2011, according to Internet World Stats. There can be no assurance that Internet penetration in India will increase in the future as slowdowns or disruptions in upgrading efforts for infrastructure in India could reduce the rate of increase in the use of the Internet. As such we may need to make additional investments in alternative distribution channels. Further, any slowdown or negative deviation in the anticipated increase in Internet penetration in India may adversely affect our business and prospects.

Our Significant Shareholders Are Able to Exercise Significant Influence over Our Company and May Have Interests That Are Different from Those of Our Other Shareholders.

As of April 30, 2012, SB Asia Investment Fund II L.P., or SAIF, owned 31.85% of the issued and outstanding shares of our company and each of Tiger Global and Mr. Deep Kalra owned 19.34% and 9.44%, respectively, of the issued and outstanding shares of our company. By virtue of such significant shareholdings, these shareholders have the ability to exercise significant influence over our company and our affairs and business, including the election of directors, the timing and payment of dividends, the adoption and amendments to our Constitution, the approval of a merger or sale of substantially all our assets and the approval of most other actions requiring the approval of our shareholders. The interests of these shareholders may be different from or conflict with the interests of our other shareholders and their influence may result in the delay or prevention of a change of management or control of our company, even if such a transaction may be beneficial to our other shareholders.

Our Results of Operations Are Subject to Fluctuations in Currency Exchange Rates.

As the functional currency of MMT India, our key operating subsidiary, is the Indian Rupee, our exposure to foreign currency risk primarily arises in respect of our non-Indian Rupee-denominated trade and other receivables, trade and other payables, and cash and cash equivalents. Based on our operations in fiscal year 2012, a 10.0% appreciation of the US dollar against the Indian Rupee as of March 31, 2012, assuming all other variables remained constant, would have decreased our profit for fiscal year 2012 by $0.8 million. Similarly, a 10.0% depreciation of the US dollar against the Indian Rupee as of March 31, 2012, assuming all other variables remained constant, would have increased our profit for fiscal year 2011 by $0.8 million. Based on our operations in fiscal year 2011, a 10.0% appreciation of the US dollar against the Indian Rupee as of March 31, 2011, assuming all other variables remain constant, would have decreased our profit for fiscal year 2011 by $0.6 million. Similarly, a 10.0% depreciation of the US dollar against the Indian Rupee as of March 31, 2011, assuming all other variables remain constant, would have increased our profit for fiscal year 2011 by $0.6 million.

We are also exposed to movements between the US dollar and the Indian Rupee in our operations, as approximately 7.2% and 11.1% of our revenue for fiscal years 2011 and 2012, respectively, was generated by MMT India from its air ticketing business and received in US dollars although our expenses are generally incurred in Indian Rupees. Additionally, we receive revenue from our hotels and packages segment in Indian Rupees, but a portion of our expenses in this segment (those relating to outbound packages from India in particular) could be incurred in a non-Indian currency. We currently do not have any hedging agreements or similar arrangements with any counter-party to cover our exposure to any fluctuations in foreign exchange rates. While, we do incorporate margins in our pricing to cover any adverse fluctuations in foreign exchange rates, there can be no assurance that such margins will adequately protect us from adverse fluctuations in foreign exchange rates and hence our earnings remain susceptible to foreign exchange rate fluctuations.

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

In fiscal years 2010, 2011 and 2012, 94.7%, 92.8% and 82.8%, respectively, of our revenue was derived directly from sales by our subsidiary in India. The performance and growth of our business are necessarily dependent on economic conditions prevalent in India, which may be materially and adversely affected by political instability or regional conflicts, a general rise in interest rates, inflation, economic slowdown elsewhere in the world or otherwise. The CIA World Factbook estimates that consumer inflation in India was 10.9% in 2009, 11.7% in 2010 and 6.8% in 2011. The Indian economy also remains largely driven by the performance of the agriculture sector which depends on the quality of the monsoon which is difficult to predict. The Indian economy has grown significantly over the past few years, although it has recently experienced an economic slowdown. In the past, economic slowdowns in the Indian economy have harmed the travel industry as customers have less disposable income for their travels, especially holiday travel. Any continued or future slowdown in the Indian economy or a further increase in inflation could have a material adverse effect on the demand for the travel products we sell and, as a result, on our financial condition and results of operations.

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

We Are Subject to Governmental Regulations and Oversight in India, Including by the Reserve Bank of India, and Have Paid Penalties in the Past in Relation to Non-Compliance.

The Reserve Bank of India, or RBI, has prescribed certain requirements in connection with the acquisition and transfer of foreign securities by Indian residents and transfers and issuances of shares to foreigners. We have paid penalties to the Reserve Bank of India to remedy certain instances of non-compliance with respect to such requirements in the past. If we are not compliant with applicable Indian foreign exchange laws and regulations in the future, we may become liable to penalties or actions imposed by the Reserve Bank of India.

Our Business and Activities Are Regulated by the Competition Act, 2002.

The Competition Act, 2002, as amended, or the Competition Act, seeks to prevent practices that could have an appreciable adverse effect on competition in India. Under the Competition Act, any arrangement, understanding or action, whether formal or informal, which causes or is likely to cause an appreciable adverse effect on competition within India is void and will be subject to substantial penalties. Any agreement that directly or indirectly determines purchase or sale prices, limits or controls production, or creates market sharing by way of geographical area, type of goods or services or number of customers in the market or which involves bid rigging is presumed to have an appreciable adverse effect on competition. Provisions relating to the regulation of certain acquisitions, mergers or amalgamations which have an appreciable adverse effect on competition and regulations recently issued by the Competition Commission of India with respect to notification requirements for such combinations became effective on June 1, 2011.

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

Our Investors May Be Subject to Indian Taxes on Income Arising Through the Sale of Our Ordinary Shares.

Recent amendments to the Income Tax Act, 1961, as amended, provide that income arising directly or indirectly through the sale of a capital asset, including shares of a company incorporated outside of India, will be subject to tax in India, if such shares derive indirectly or directly their value substantially from assets located in India, irrespective of whether the seller of such shares has a residence, place of business, business connection, or any other presence in India. The amendments do not define the term “substantially” or address the interplay between a tax treaty and the Income Tax Act in the event of an indirect transfer of shares. Further, the applicability and implications of the recent amendments are largely unclear. If the Indian tax authorities determine that our ordinary shares derive their value substantially from assets located in India, our investors may be subject to Indian income taxes on the income arising directly or indirectly through the sale of our ordinary shares.

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

We hold two tax residence certificates issued by the Mauritius Revenue Authority. We believe that a significant portion of the income derived from our operations will not be subject to tax in countries in which we conduct activities or in which our customers are located, other than Mauritius, Singapore and India. However, this belief is based on the anticipated nature and conduct of our business, which may change. It is also based on our understanding of our position under the tax laws of the countries in which we have assets or conduct activities. This position is subject to review and possible challenge by taxing authorities and to possible changes in law that may have retroactive effect. Our results of operations could be materially and adversely affected if we become subject to a significant amount of unanticipated tax liabilities.

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

As a foreign private issuer whose ordinary shares are listed on the Nasdaq Global Market, we are permitted to, and we will, follow certain home country corporate governance practices in lieu of certain Nasdaq Global Market requirements. A foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission, or the SEC, each Nasdaq Global Market requirement with which it does not comply followed by a description of its applicable home country practice. As a company incorporated in Mauritius and listed on the Nasdaq Global Market, we currently intend to follow our home country practice with respect to the composition of our board of directors and nominations committee and executive sessions. Unlike the requirements of the Nasdaq Global Market, the corporate governance practice and requirements in Mauritius do not require us to have a majority of our board of directors to be independent; do not require us to establish a nominations committee; and do not require us to hold regular executive sessions where only independent directors shall be present. Such Mauritian home country practices may afford less protection to holders of our ordinary shares.

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

The Sale or Availability for Sale of Substantial Amounts of Our Ordinary Shares Could Adversely Affect Their Market Price.

Sales of substantial amounts of our ordinary shares in the public market, or the perception that such sales could occur, could adversely affect the market price of our ordinary shares and could materially impair our future ability to raise capital through offerings of our ordinary shares. As of March 31, 2012 we had 37,159,605 ordinary shares outstanding. Further, although certain of our share option holders are subject to restrictions on selling shares acquired upon the exercise of options, the majority of the options granted under our equity plan are freely exerciseable. All of the ordinary shares sold in our prior public offerings are freely tradeable without restriction or further registration under the U.S. Securities Act of 1933, or the Securities Act, unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Subject to applicable restrictions and limitations under Rule 144 of the Securities Act, all of our shares outstanding before our prior public offerings will be eligible for sale in the public market. If these shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our ordinary shares could decline. We cannot predict what effect, if any, market sales of ordinary shares held by our significant shareholders or any other shareholder or the availability of these ordinary shares for future sale will have on the market price of our ordinary shares.

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

As a public company, we incur significant legal, accounting and other expenses. For example, we are required by Section 404 of the Sarbanes-Oxley Act of 2002 to include a report of management’s assessment on our internal control over financial reporting and an auditor’s attestation report on our internal control over financial reporting in our annual report on Form 20-F. Effective internal control over financial reporting is necessary for us to provide reliable financial reports.

Complying with these rules and requirements may be difficult and costly for us. We have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other United States public company reporting requirements. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. In addition, if we fail to comply with any significant rule or requirement associated with being a public company, such failure could result in the loss of investor confidence and could harm our reputation and cause the market price of our ordinary shares to decline.

We May Be Classified as a Passive Foreign Investment Company, Which Could Result in Adverse US Federal Income Tax Consequences to US Holders of Our Ordinary Shares.

Based on, among other things, the current and anticipated valuation of our assets and composition of our income and assets, we do not believe we were a passive foreign investment company, or PFIC, for US federal income tax purposes for our taxable year ending March 31, 2012. However, a separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year. A non-US corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ordinary shares, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which a US Holder (as defined in “Item 10. Additional Information — E. Taxation — US Federal Income Taxation”) holds an ordinary share, certain adverse US federal income tax consequences could apply to such US Holder. See “Item 10. Additional Information — E. Taxation — US Federal Income Taxation — Passive Foreign Investment Company.”

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of our Company

Our company (Company No. 24478/5832) is a public company incorporated under the laws of Mauritius with limited liability on April 28, 2000 and we hold a Category 1 Global Business Licence issued by the Financial Services Commission in Mauritius. Our registered office is located at c/o Multiconsult Limited, Rogers House, 5 President John Kennedy Street, Port Louis, Mauritius and our principal executive office is located at Tower A, SP Infocity, 243, Udyog Vihar, Phase 1, Gurgaon, Haryana 122016, India and the telephone number for this office is (91-124) 439-5000. Our website address is www.makemytrip.com. Information contained on our website, or the website of any of our subsidiaries or affiliates, is not a part of this annual report. Our agent for service in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.

Founded by Mr. Deep Kalra, we commenced operations in 2000 and in the first five years following our inception, we focused on the non-resident Indian market in the United States, servicing mainly their need for United States-India inbound air tickets. We started our Indian business with the launch of our Indian website in September 2005.

As of March 31, 2010, our stated capital was $53,900,376.00, comprising 877,106 ordinary shares with a par value of $0.01 each and 616,223 preferred shares with a par value of $0.01 each, of which 328,863 preferred shares were designated Series A preferred shares, 148,315 preferred shares were designated Series B preferred shares and 139,045 preferred shares were designated Series C preferred shares. We effected a 20-for-one share split on July 22, 2010.

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

As of March 31, 2012, our stated capital was $151,359,855.90, comprising 37,159,605 ordinary shares with a par value of $0.0005 each.

As of April 30, 2012, our stated capital was $151,359,856.00, comprising 37,159,814 ordinary shares with a par value of $0.0005 each.

Recent Investments

On May 9, 2011, we acquired an approximate 79% equity stake in Luxury Tours & Travel Pte Ltd, a Singapore-based travel agency that provides hotel reservations, excursion tours and other related services to inbound and outbound travelers in Singapore and the region, in accordance with the terms of the share purchase agreement dated February 9, 2011 entered into with Luxury Tours & Travel Pte Ltd and its existing shareholders. We paid cash consideration of approximately $3.0 million, subject to working capital adjustment in accordance with the terms of the share purchase agreement. We have further invested approximately $0.8 million during the year ended March 31, 2012 for subscription of new equity shares in Luxury Tours & Travel Pte Ltd, thereby increasing our stake to approximately 83%.

We plan to acquire the remaining shares of Luxury Tours & Travel Pte Ltd from the existing shareholders in cash, in two additional tranches, over an earn-out period ending June 2014. The earn-out will be based on a valuation linked to the future profitability of Luxury Tours & Travel Pte Ltd. We intend to leverage this acquisition to build a position of strength in Southeast Asia through relationships with local hotels and vendors.

In July 2011, we incorporated Luxury Tours (Malaysia) Sdn Bhd to further expand our operations in Malaysia and adjacent markets. In August, 2011, Luxury Tours (Malaysia) Sdn Bhd became our wholly-owned subsidiary. To date, we have invested $168,000 in Luxury Tours (Malaysia) Sdn Bhd.

In August 2011, we acquired 19.9% of Le Travenues Technology Private Limited, which owns and operates www.ixigo.com, an online travel meta search engine. We paid cash consideration of $4.8 million for the purchase of new shares as well as vendor shares. SAIF, our largest shareholder, acquired 56.7% of Le Travenues Technology Private Limited for $13.7 million. We believe this investment could potentially complement our online travel business.

In November 2011, we acquired approximately 29% of My Guest House, which is engaged in the business of aggregation, sales and distribution of hotel room inventory with a special focus on budget lodging accommodations and serviced apartments. Pursuant to our agreements with My Guest House, we expect to acquire 100% of My Guest House’s ordinary shares through an earn out structure based upon the achievement of various business parameters spread over eight years. We believe this investment could potentially complement our online travel business.

B. Business Overview

We are the largest online travel company in India, based on gross bookings for 2011, according to PhoCusWright. Through our primary website, www.makemytrip.com, or MakeMyTrip.com, and other technology-enhanced platforms, travelers can research, plan and book a wide range of travel services and products in India as well as overseas. Our services and products include air tickets, hotels, packages, rail tickets, bus tickets, car hire and ancillary travel requirements such as facilitating access to travel insurance.

We commenced operations in 2000 and in the first five years following our inception, we focused on the non-resident Indian market in the United States, servicing mainly their need for United States-India inbound air tickets. We started our Indian business with the launch of our Indian website in September 2005. During the initial years of our operations, we invested significant capital in our infrastructure as well as in sales and marketing efforts to build our brand and gain recognition, and we recorded net losses for all our completed fiscal years. In fiscal year 2008, our second full fiscal year since we commenced our Indian business, we recorded a net loss of $(18.9) million. We reduced our net loss in fiscal years 2009 and 2010, recording net losses of $(7.3) million and $(6.2) million, respectively, and recorded net profits of $4.8 million and $7.0 million, respectively, in fiscal years 2011 and 2012. We also reduced our operating loss in fiscal years 2009 and 2010, recording operating losses of $(10.6) million and $(6.0) million, respectively, and recorded operating profits of $4.1 million and $4.0 million, respectively, in fiscal years 2011 and 2012. Excluding the effects of employee share-based compensation costs, we would have recorded an operating loss of $(10.2) million in fiscal year 2009, and operating profits of $0.8 million, $4.6 million and $10.9 million, respectively, in fiscal years 2010, 2011 and 2012; and we would have recorded a net loss of $(6.9) million in fiscal year 2009, and net profits of $0.6 million, $5.4 million and $13.9 million, respectively, in fiscal years 2010, 2011 and 2012.

We believe the strength of our brand, quality of our services, user-friendliness of our website experience, focus on our customers and efficacy of our marketing programs have enabled us to capture a significant share of the domestic air tickets market in India, while driving increased bookings of the international outbound air tickets market. In fiscal year 2010, 1.6 million transactions for domestic air tickets in India were booked through us, and we generated $31.1 million in revenue less service cost from our air ticketing business. In fiscal year 2011, 2.6 million transactions for domestic air tickets in India were booked through us, and we generated $47.6 million in revenue less service cost from our air ticketing business. In fiscal year 2012, 3.5 million transactions for domestic air tickets in India were booked through us, and we generated $66.3 million in revenue less service cost from our air ticketing business. We leverage our strength in air travel to grow into non-air travel and other segments of the travel industry, specifically hotels and packages. Revenue less service cost from our hotels and packages business totaled $8.0 million in fiscal year 2010, accounting for 19.8% of our total revenue less service cost, $10.9 million in fiscal year 2011, accounting for 17.9% of our total revenue less service cost, and $18.2 million in fiscal year 2012, accounting for 20.7% of our total revenue less service cost.

We have designed our websites to provide our customers with a user-friendly experience. According to comScore, www.makemytrip.com had an average of over 4.2 million unique visitors per month in fiscal year 2012. In fiscal year 2010, 2.0 million transactions were executed through our websites, accounting for approximately 94.5% of our total transactions, in fiscal year 2011, 3.6 million transactions were executed through our websites, accounting for approximately 96.0% of our total transactions, and in fiscal year 2012, 4.9 million transactions were executed through our websites, accounting for approximately 95.9% of our total transactions.

We recently made significant improvements to our online hotel booking platform, which provide an enhanced user experience for researching and booking hotels on MakeMyTrip.com. Furthermore, we recently launched our Android application, which allows customers to book domestic flights in India, complementing our existing mobile offerings, including our Blackberry application, and updated our mobile website, m.makemytrip.com, to provide an enhanced experience for Android and iPhone users.

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

We provide our customers with access to all major domestic full-service and low-cost airlines operating in India and all major airlines operating to and from India, more than 8,000 hotels and guesthouses in India and a wide selection of hotels outside India, Indian Railways and several major Indian and Singaporean bus operators. On the other hand, we believe we are a cost-effective distribution channel for our suppliers, providing reach to a large and expanding customer base in India as well as non-resident Indians.

In our air ticketing business, we generate revenue through commissions and incentive payments from airlines, service fees charged to our customers and fees from our GDS service providers. We primarily use Amadeus GDS. In our hotels and packages business, our revenue represents the total amount paid by our customers for these travel services and products and the cost of procuring the relevant services and products are classified as service cost. We evaluate our financial performance based on revenue less service cost, which is a non-IFRS measure, as we believe that revenue less service cost reflects more accurately the value addition of the travel services that we provide to our customers Our total revenue less service cost increased from $61.1 million in fiscal year 2011 to $88.2 million in fiscal year 2012.

We believe the overall Indian travel industry will experience continued growth due to income growth in India and the increased spending by Indians on travel and recreation. According to Internet World Stats, as of December 2011, Internet penetration was at 10.2% in India, making India the world’s third largest population of internet users after China and the United States, as compared with 78.3% in the United States. We therefore believe that the Indian online travel industry is well-positioned for long-term growth and that our well-recognized brand, leadership in the online travel market in India and broad and technology-enhanced distribution channels position us well to capitalize on these growth opportunities.

Furthermore, for two years in a row, MMT India has been ranked one of the top three best places to work among the top 500 companies in India, according to rankings published in 2010 and 2011 of “India’s Best Companies to Work For” by the Great Place to Work Institute, an independent global research and consulting firm, and The Economic Times, a daily business newspaper in India.

Our Strengths

We have the following competitive strengths:

The Largest Online Travel Company in India with a Well-Recognized Brand. Since commencing our travel business in India in 2005, we have become the largest company in the Indian online travel market, based on gross bookings for 2011, according to PhoCusWright. In fiscal year 2010, 1.6 million transactions for domestic air tickets in India and 109,672 transactions for hotels and packages were booked through us. In fiscal year 2011, 2.6 million transactions for domestic air tickets in India and 175,869 transactions for hotels and packages were booked through us. In fiscal year 2012, 3.5 million transactions for domestic air tickets in India and 343,141 transactions for hotels and packages were booked through us. According to comScore, www.makemytrip.com had an average of over 4.2 million unique visitors per month in fiscal year 2012.

We believe that our brand is well-recognized in the Indian travel industry. In 2012, MakeMyTrip was named the Best Indian Travel Portal by Lonely Planet India and in 2011, MakeMyTrip was named the Best Online Travel Agency and Best Domestic Tour Operator by the Times of India. We were also the first and only online travel agency brand to be selected as a SuperbrandTM in India for 2009-2010. We have invested in developing and promoting our brand since our inception, using a combination of traditional channels such as print, radio and television, mass media campaigns, as well as search engine marketing and other innovative digital marketing tools, such as viral marketing and online display banners, to broaden our reach to travelers in India and overseas.

We believe that our reputation and market position have also provided us with better leverage when contracting with airlines, hotels and other suppliers.

Comprehensive Selection of Service and Product Offerings. We offer our customers a comprehensive selection of travel and travel-related services and products. We cater to the travel needs of residents in India as well as non-resident Indians and others traveling to India from the United States, the United Arab Emirates and other countries. Our services and products include air tickets, hotels, packages, rail tickets, bus tickets, car hire and ancillary travel requirements such as travel insurance and visa processing. We provide our customers with access to all major domestic full-service and low-cost airlines operating in India and all major airlines operating to and from India, more than 8,000 hotels and guesthouses in India and a wide selection of hotels outside India, Indian Railways and several major Indian and Singaporean bus operators. We also offer our customers access to limited-time offers for hotels, holidays and flights at reduced rates on our special deals website, www.makemytripdeals.com. We believe our comprehensive selection of travel services and products makes us a “one stop shop” for our customers’ travel needs and allows us to combine multiple products and provide customized packages that suit the unique needs of our customers.

Broad Distribution Network. We use a variety of technology-enhanced distribution channels to target the growing Indian middle class travel market, where Internet penetration is still relatively low. Our distribution network is centered on our India-focused website, www.makemytrip.com (which includes our US sub-domain website), our United Arab Emirates-focused website, www.makemytrip.ae, and our Canadian website, www.makemytrip.ca, our call centers, our airport counters and our various travel stores in 42 cities in India, as of April 30, 2012. As of April 30, 2012, we had a network of over 12,000 registered agents across approximately 1,000 cities and towns in India who can access our business-to-business, or B2B, website enabling them to sell our full suite of online travel services to their customers. We recently launched our Android application, which allows customers to book domestic flights in India, complementing our existing mobile offerings, including our Blackberry application, and updated our mobile website, m.makemytrip.com, to provide an enhanced experience for Android and iPhone users. Our broad distribution network gives us widespread access to travelers both in India as well as abroad.

Advanced, Secure and Scalable Technology Platform. We have built an advanced and secure technology platform, which integrates our sales, customer service and fulfillment operations. We have designed our websites to be user-friendly, providing our customers with extensive low price options and alternative routings, as well as offering them combinations of flight and hotel bookings at cost effective rates. Our websites also enable our customers to find their right destinations easily by using colloquial names or major landmarks. We also recently made significant improvements to our online hotel booking platform, which provide an enhanced user experience for researching and booking hotels on MakeMyTrip.com. In addition, we are in the process of building a new hotel extranet, which we believe will improve operational efficiency for our team and the hotel suppliers who use our system.

Our web-based booking engine has been designed to link to our suppliers’ systems either through “direct connects” or a GDS (we primarily use Amadeus GDS), and is capable of delivering real time availability and pricing information for multiple options simultaneously.

Our technology platform is able to handle up to 1 million website requests per day. This platform is scalable, and can be upgraded to handle increased traffic and complexity of products with limited additional investment.

Customer-Focused Approach. We place significant emphasis on technology, personnel and training to improve our services to our customers. Our customers can choose from our various customer service channels to contact us, including web-based self service or chat support as well as our toll-free call centers, our airport counters, our travel stores and e-mail. Our mobile service platform also enables customers to receive e-tickets and flight alerts via text messages (SMS) on their mobile phones. We recently launched our Android application, which allows customers to book domestic flights in India, complementing our existing mobile offerings, including our Blackberry application, and updated our mobile website, m.makemytrip.com, to provide an enhanced experience for Android and iPhone users. We also made significant improvements to our online hotel booking platform which provide an enhanced user experience for researching and booking hotels on MakeMyTrip.com. We provide valuable travel information on our websites, such as flight status information, user-generated travel reviews and destination guides to help customers conduct research and make travel decisions. We have also added a new search tool for international flights called “Inspire” targeted towards leisure travelers. This tool recommends international destinations to customers based on their selected interests and budget, shows fare trends for the next few months and facilitates the purchase of flight tickets. We also recently launched a social application called “Tripalong” (www.tripalong.in), which allows air-travelers to share and synchronize their travel itineraries using popular social networks, such as Facebook and LinkedIn.

We primarily outsource our call center operations and fulfillment process to IBM Daksh Business Process Services Private Limited, or IBM, iEnergizer IT Services, Intelenet Global Services and Motif India Infotech in India, as we believe these experienced and reputable service providers are able to adhere to our customer service standards and enhance our service quality. We also have a dedicated in-house escalation service which operates 24 hours a day, seven days a week, and is responsible for addressing issues or complaints raised by our customers.

Experienced Management Team. We operate in an industry where we believe one of the most important assets is the quality of our people. Our senior management team is comprised of industry executives with significant experience in the travel industry, including online travel agencies, in India, the United States and the United Kingdom. Our management team also has in-depth experience in the Internet and information technology industries, having worked with companies such as GE Capital, Google, IBM and CA Technologies, and in the consumer industry, including Pepsi. We also actively recruit MBA graduates and engineers from leading institutions in India to fill important management roles in our company.

Our Strategy

We believe that the relatively low but fast growing Internet penetration in India, coupled with income growth in India provide us with significant growth opportunities. Our objective is to grow profitably by building on our current leadership position to become India’s dominant travel company. The key elements of our strategy include:

Expand Our Hotels and Packages Business. Our hotels and packages business generally yields higher net revenue margins than our air ticketing business. We intend to acquire or build technology platforms to enable more hotel suppliers to be directly-connected to our websites, as this allows our suppliers to upload information about available rooms, services and rates directly from their central reservation systems onto our websites, as well as automatically confirm hotel reservations made by our customers on a real time basis. In fiscal year 2011, we launched a booking engine on our website that allows our customers to search and book some of our domestic holiday packages online, and we recently made significant improvements to our online hotel booking platform, which provide an enhanced user experience for researching and booking hotels on MakeMyTrip.com. As of April 30, 2012, only approximately 4.7% of our hotel suppliers in India were directly-connected to us. We believe that our Indian hotels and packages business will grow as more of our suppliers become directly-connected to us and as we expand our travel agents’ network in India. Therefore, we are in the process of building a new extranet, which we believe will improve operational efficiency for our team and hotel suppliers who use our system. Increasing the number of “direct connects” with our hotel suppliers will also allow us to reduce the costs of fulfillment associated with confirmations and reconfirmations of reservations made under our direct allocation arrangements. We also intend to grow our packages business outside India through strategic partnerships and acquisitions, as well as by strengthening our relationships with key aggregators from whom we procure inventory for our overseas packages. See “— Pursue Selective Strategic Partnerships and Acquisitions.”

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

We seek to continue expanding our travel offerings beyond core air tickets, hotels and packages to mass market products including bus, rail and car hire. We introduced the sale of bus tickets in 2008 and the sale of rail tickets in 2009. We commenced the provision of chauffeur-driven car hire services online in May 2010, which was followed by self-driven car hire services. Currently, we offer customers the ability to rent self-driven cars worldwide and chauffeur-driven cars in over 200 cities in India through partnerships with over 100 car vendors. We provide car hire services through our fully automated car hire website, call centers and travel stores as a standalone product and also in conjunction with flight bookings, hotel bookings, and holiday package bookings.

Expand Our Travel Agents’ Network. We are focused on expanding our travel agents’ network in India, to enable more travel agents to gain access to our B2B website. We are looking to leverage these travel agents to increase the sale of our hotels and holiday package products. We have a dedicated call center to service requests and queries from these agents, and provide training to assist these agents in the operation of our B2B web-based booking system. As of April 30, 2012, we had a network of over 12,000 registered agents across approximately 1,000 cities and towns in India.

Enhance Our Service Platforms by Investing in Technology. We intend to continue to invest in technology to enhance the features of our services and our platforms. For example, we plan to integrate our Indian domestic air tickets booking system with our international air tickets booking system and allow cross fare class bookings in one transaction. We also intend to extend user feedback features to more products, enable more user-friendly bookings to be saved by our customers and used across all our services and products, enhance our mobile service platform to make mobile transactions more user-friendly and allow real time fingerprinting to prevent online credit card fraud. We believe that our continued investments in technology will enable us to enhance our customer service and to capitalize on the expected growth opportunities in the online travel market in India. We recently launched our Android application, which allows customers to book domestic flights in India, complementing our BlackBerry application, and updated our mobile website, m.makemytrip.com, to provide an enhanced experience for Android and iPhone users.

Expand into New Geographic Markets. We believe we are well positioned for growth in other overseas markets, particularly those with a significant non-resident Indian population as well as destinations with proximity to India and favored by Indian travelers. In December 2009, we launched our website, www.makemytrip.ae, in the United Arab Emirates, following, among other things, the registration of our website’s domain name with the relevant registry as well as the procurement of additional servers to handle the increased traffic from this new international website. The United Arab Emirates has a significant non-resident Indian population, and our website is intended to serve the travel needs of non-resident Indian travelers traveling from the United Arab Emirates and neighboring Middle Eastern countries to India as well as on their travels elsewhere. We launched our Canadian website, www.makemytrip.ca, in July 2010 to serve the travel needs of the Indian residents there. We entered the Singapore market by acquiring Luxury Tours & Travel Pte. Ltd, Singapore, in May 2011. Further, in July 2011, we incorporated Luxury Tours (Malaysia) Sdn Bhd to expand our operations in Malaysia and adjacent markets. In August, 2011, Luxury Tours (Malaysia) Sdn Bhd became our wholly-owned subsidiary.

Pursue Selective Strategic Partnerships and Acquisitions. In addition to growing our business organically, we may also pursue strategic partnerships and targeted acquisitions that complement our service offerings or strengthen or establish our presence in our targeted overseas markets. Our purchase of certain assets of Travis Internet Private Limited, which operated www.ticketvala.com, in March 2010 was a step in this direction for our bus network. In May 2011, we acquired approximately 79% of Luxury Tours & Travel Pte Ltd, a Singapore-based travel agency, engaged in the business of providing hotel reservations, excursion tours and other related services to inbound and outbound travelers in Singapore and the rest of Southeast Asia. Our stake has increased to approximately 83.0% pursuant to an additional investment in March 2012. In August 2011, we acquired 19.9% of Le Travenues Technology Private Limited, which owns and operates www.ixigo.com, an online travel meta search engine. In November 2011, we acquired approximately 29% of MyGuest House, which is engaged in the business of aggregation, sales and distribution of hotel room inventory with a special focus on budget lodging accommodations and serviced apartments. We believe our existing technology platform will enable us to successfully and cost-effectively integrate our partners or new companies we acquire into our network and allow us to ensure our best practices are followed.

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

	Number of Transactions
	for Fiscal Year Ended March 31
	2010	2011	2012
Indian domestic air travel	1.6 million	2.6 million	3.5 million
Outbound air travel	93,757	146,033	194,670

We provide our customers with a wide selection of airline tickets for all major domestic full-service and low-cost airlines operating in India, including Air India, Air India Express, Go Air, IndiGo Airlines, Jet Airways, Kingfisher Airlines and SpiceJet; and all major international flights that originate from cities in India, including Air India, British Airways, Emirates, Jet Airways, Lufthansa, Malaysia Airlines, Singapore Airlines, Thai Airways, FlyDubai and Virgin Atlantic. We obtain inventory from these airlines either through a GDS (we primarily use Amadeus GDS) or via “direct connects” to the airlines’ booking systems.

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

Inbound Travel to India. We began selling air tickets for the United States-to-India sector in 2000. Our customers are mainly non-resident Indians and persons of Indian origin traveling to India. Our customers may search and book their flights on our US sub-domain website, us.makemytrip.com, which is linked to our primary website, www.makemytrip.com, and uses a similar search and display interface as our primary website, and may also call our toll-free US hotline, 1800-INDIA-10. The total number of transactions for inbound air travel to India booked through us was 36,135 in fiscal year 2010, and 47,765 in fiscal year 2011, and 42,129 in fiscal year 2012.

In December 2009, we launched our website in the United Arab Emirates, www.makemytrip.ae, catering mainly to non-resident Indians traveling to India as well as on their travels to other countries. We intend to expand our business in other markets outside India, particularly those with a significant non-resident Indian population as well as those with proximity to India and favored by Indian travelers. We launched our Canadian website, www.makemytrip.ca, in July 2010. Our Canadian website is currently owned by a company registered in Canada.

Hotels and Packages

We introduced our hotels and packages business in 2005 and have since experienced significant growth in this area. The total number of transactions in our hotels and packages business was 109,672 in fiscal year 2010, 175,869 in fiscal year 2011, and 343,141 in fiscal year 2012.

Hotels. Through our websites, customers can search, compare and make reservations at more than 8,000 hotels in India as of April 30, 2012, up from the more than 4,500 as of April 30, 2011, and a wide selection of hotels outside India. We procure room inventory from our hotel suppliers through three methods: “direct connects,” “direct allocation” and through third party aggregators, in the case of hotels outside India. As of April 30, 2012, approximately 4.7% of our hotel suppliers were directly-connected to our booking system. Through these “direct connects,” our booking systems are integrated with the central reservations systems of the hotels and reservations to be made and confirmed on a real time basis. All our other hotel suppliers have a “direct allocation” arrangement with us whereby they allocate rooms directly to us either by managing their room inventory on an extranet supported by us or via telephone. We do not assume any inventory risk for such “direct allocation” room inventory as unsold inventory is released to the hotels within an agreed period of time. We obtain inventory for hotels outside India through contracts with online travel agents and aggregators outside India. We are in the process of building a new extranet, which we believe will improve operational efficiency for our team and the hotel suppliers who use our system.

Customers may search for hotels based on their destination, preferred dates for check-in and check-out, and may easily filter our search results by selecting star ratings, specific hotel chains and location. Customers can also indicate amenity preferences such as business services, Internet access, fitness centers, swimming pools and travel assistance. Our “City Map View” also offers customers the ability to compare hotel locations on an interactive neighborhood map. Customers can also preview the property by viewing hotel pictures and read hotel reviews from other MakeMyTrip customers on our website and on our travel community website, www.oktatabyebye.com. We recently made significant improvements to our online hotel booking platform which provide an enhanced user experience for researching and booking hotels on MakeMyTrip.com.

Packages. We offer pre-packaged vacations designed by our in-house product specialists, under arrangements with various travel suppliers and our GDS service provider to cater to both individual and group travelers. Our packages also include various travel services such as travel insurance, visa processing, airport transfer and sightseeing.

•	Domestic Packages. We offer a variety of packages, including escorted tours, honeymoon specials and weekend breakaways, as well as vacation themes, such as beach, adventure, family, pilgrimage, romantic, shopping, cruise and culture. Our demographic target for the “weekend breakaways” packages are corporate executives.

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

Other Services and Products

Rail Tickets. We introduced the sale of railway tickets in India in 2009 after entering into an agreement with IRCTC, which granted us “direct-connect” access to Indian Railways’ passenger reservation system online and enabled our customers to reserve and purchase Indian Railways tickets on a real time basis through our Indian website. Indian Railways is India’s state-owned railway which owns and operates most of India’s rail transport. We booked 185,948, 576,585 and 838,429 transactions for rail tickets in fiscal years 2010, 2011 and 2012, respectively.

Using a customized search interface, our customers are able to quickly search for train tickets based on their preferred travel dates, destinations and class of travel. Our customized interface allows a customer to compare travel options across various trains, classes, dates and prices. The search results displayed are detailed and have been customized to suit the needs of local Indian railway users. For example, customers are able to see the wait list status for relevant train trips and are able to plan their travel accordingly. Like other products, customers can also easily filter the results of their search according to their specific preferences. However, as a result of Indian Railways’ regulations, although customers may search for rail tickets 24 hours a day and seven days a week, reservations may not be made between 8.00 a.m. and 10.00 a.m., and 11.30 p.m. and 12.30 a.m. India time.

Bus Tickets. We have agreements with several major Indian and Singaporean bus operators, some of which are operators of multiple routes, as well as with aggregators and other intermediaries. Our bus tickets inventory is obtained through four channels: real time inventory from operators who are directly-connected to our booking system; inventory from aggregators who are directly-connected to our booking system; inventory from operators who manage their inventory on an extranet supported by us; and inventory obtained by agreement with operators where a certain number of tickets are pre-allocated to us or sold to us “on request.” We booked 57,529, 147,640 and 309,726 transactions for bus tickets in fiscal years 2010, 2011 and 2012, respectively.

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

With the acquisition of certain assets of Travis Internet Private Limited (which operated www.ticketvala.com) in March 2010, we obtained access to a technology platform offering real time bus booking services, quotations and cost comparison, allowing last minute bookings as well, which we have integrated with our booking systems. We intend to leverage this platform to enable more bus operators to be directly-connected to our booking system to further expand our bus offering.

Car Hire. We introduced car hire services on our Indian website in May 2010. We currently offer customers the ability to rent self-driven cars worldwide and hire chauffeur-driven cars in over 200 cities in India through partnerships with over 100 car vendors. We provide car hire services through our fully automated car hire website, call centers and travel stores as a standalone product and also in conjunction with flight bookings, hotel bookings, and holiday package bookings.

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

Distribution Channels

We utilize a variety of technology-enhanced distribution channels to target the growing Indian middle class travel market, where Internet penetration is still relatively low. Our broad distribution network gives us access to Indians traveling domestically or overseas and also reaches non-resident Indians and others traveling inbound to India. Our distribution network uses a combination of our websites, call centers, airport counters and travel stores as well as our travel agents’ network in India and mobile service platform, giving us multiple channels to access these customers.

Our customers’ varied needs are served by different distribution channels. During fiscal year 2012, over 96% of our sales of air tickets for travel in India were made through our website and 3.2%, most often for inbound travel, were made through our call centers. The majority of sales of air tickets for outbound travel from India were made through our website. Our customers can book standard flight plus hotel packages on our websites but the majority of the sales of packages within or outside India are concluded through our call centers or travel stores. All of our rail and bus ticket sales in India are made through our Indian website.

In fiscal year 2012, transactions executed through our websites, call centers and travel stores accounted for approximately 95.9%, 3.1% and 1.0%, respectively, of our total transactions.

Internet Websites

We currently operate the websites www.makemytrip.com (including the sub-domain us.makemytrip.com), www.makemytrip.ae, www.makemytrip.com.sg and www.makemytrip.ca servicing the Indian domestic and outbound market, the United States-India inbound market (focusing in particular on non-resident Indians in the United States), the United Arab Emirates as well as neighboring Middle East countries, Singapore and neighboring Southeast Asian countries and the Canada-India market, respectively. Our Canadian website, www.makemytrip.ca, is currently owned by a company registered in Canada. In addition, we also operate www.makemytripdeals.com, which provides our customers with access to limited-time offers for hotels, holidays and flights at reduced rates, and www.tripalong.in, which allows air-travelers to share and synchronize their travel itineraries using popular social networks. Our websites have been designed to provide a user-friendly experience to our customers and are reviewed and upgraded from time to time.

In March 2010, we acquired certain assets of Travis Internet Private Limited, an online bus ticket company in India. As part of this acquisition, we acquired the website www.ticketvala.com, which enables customers to obtain quotations and book bus tickets online on a real time basis, which we have integrated with our booking system and our Indian website.

Using our websites, customers can easily and quickly review the pricing and availability of nearly all our services and products, evaluate and compare options, and book and purchase such service and products online within minutes. Customers can also purchase ancillary travel-related services and products such as travel insurance as part of the booking process. Certain packages for MICE or other customized packages cannot be purchased online although customers can submit inquiries through our websites and our sales representatives will contact such customers to follow up and process the transaction, if required. We have introduced self-service customer support modules on our websites to let our customers check their refund status, modify or cancel reservations and view their travel itineraries.

Typically, a transaction on our websites involves the following steps:

Search. A customer conducts a search for a particular product, or combination of products (for example, flight plus hotel), on our websites by defining desired parameters. For example, for domestic Indian flights, apart from the city of departure and destination, number of travelers and dates of travel, our customers can also input additional parameters such as preferred cabin class, preferred airlines, refundable fares and direct flights. Our websites’ search capabilities employ scalable search and routing logic that we believe return comprehensive results without sacrificing search response times or creating added stress on our suppliers’ infrastructure. Our search results are generated in a cost-effective and time-efficient manner, since over 80% of our search results come from cache. Our web-based booking engine, which has been designed to link to our suppliers’ systems either through “direct connects” or a GDS (we primarily use Amadeus GDS), allows us to deliver real time information.

Select. At this stage, our websites display to the customer various possible selections that are available in a user-friendly format, and also prompt the customer with available special offers or provide additional information about the product. Our websites are enabled with asynchronous JavaScript and extensible markup language allowing customers to sort or refine search results by further defining certain parameters such as price range, time range, preferred airlines and availability of refunds for air tickets, and star rating, preferred hotel chains and hotel amenities.

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

Payment. We offer our customers a variety of payment methods. On our Indian website, customers may pay in Indian Rupees with credit cards, debit cards issued by several major banks in India (including Citibank, ICICI Bank, HDFC Bank and AXIS Bank), bank transfers or cash cards. We also offer cash-on-delivery for select travel products and partial payment options for large value transactions. On our US website, customers may pay in US dollars with credit cards or through Paypal. On our United Arab Emirates website, customers may pay in United Arab Emirates Dirham with credit cards. The payment gateway for sales on our Indian website is secured by “Verified by VISA” and “MasterSecure.”

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

Call Centers

Our in-house call centers, which mainly handle our sales and post-sales customer service support for our international hotels and packages business as well as domestic Indian packages with more complicated itineraries, are run out of Gurgaon in India. These call centers operate 24 hours a day, seven days a week and customers can call these centers through various toll-free numbers in India to consult with our sales representatives, receive comprehensive, real time hotel and package information, and make travel bookings. As of April 30, 2012, we employed approximately 84 sales representatives in our in-house call centers, as compared with approximately 94 sales representatives as of March 31, 2009. This decline in numbers of sales representatives was primarily due to outsourcing. All of our sales representatives participate in a formal four-week training program before commencing work and have an in-depth knowledge of their relevant local market. Our representatives are also trained and updated with our new services and products.

To achieve cost efficiency and scalability, we utilize various third party vendors in India to manage our call center service and we outsource our call center service for sales and service for all international flights (both inbound to India and outbound from India), and most of our hotel reservations and packages to such vendors. Our outsourcing service providers also handle our post-sales customer service support for all flights (domestic and international), hotel reservations and packages, and rail and bus ticketing, as well as back office fulfillment and ticketing services. Our key outsourcing service providers are IBM, iEnergizer IT Services, Intelenet Global Services and Motif India Infotech in India, where agents provide both English and Hindi language options to our customers. We believe these experienced and reputable service providers are able to adhere to our customer service standards and enhance our service quality. Our agreements with IBM and iEnergizer IT Services provide our customers the options of using Gujarati and Tamil, respectively, for their transactions. These external call centers also operate 24 hours a day, seven days a week. In aggregate, we had 1,116 external sales and service agents from IBM, iEnergizer IT Services, Intelenet Global Services and Motif India Infotech constituting our outsourced call center sales and service force as of April 30, 2012, compared to 232 as of March 31, 2009. Our external agents must undergo a formal four-week training program as well as periodic refresher training courses in order to understand our processes and systems and be able to effectively service our customers.

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

Travel Stores

As of April 30, 2012, we had 22 company-owned travel stores, including one in our office in Gurgaon, in 21 cities and 34 franchisee-owned travel stores in 30 cities, including metropolitan areas across India, which primarily sell packages. We also had counters in three major airports in India. We started our franchisee network in 2009 with six stores and initiated a major expansion in 2011, when we added 25 additional stores.

At all of our travel stores, customers can consult with our sales representatives, receive comprehensive, real time flight, hotel and package information as well as information for other services and products, and make travel bookings, without prior appointment. Unlike agents in our travel agents’ network described below, agents in our travel stores sell our products exclusively. All our travel stores are also equipped with our ERP application and linked to our CRM system. We believe that our travel stores are important for our overall growth as they represent a direct interface between our customers and us, in addition to giving us access to customers who still prefer to meet representatives to make their travel bookings.

The experience for a customer in all our travel stores, including those owned and operated by franchisees, is substantially similar because all our travel stores are operated according to the same guidelines, as required in our contractual arrangements with our franchisees. In addition to providing our franchisees with the use of our ERP application, links to our CRM system and license to our brand, we also make frequent on-site visits and provide other technical operational support to our franchisees. In exchange, we receive a fixed non-refundable fee and a share of revenues from all sales made by our franchisee-owned stores. The fee amounts and revenue-sharing rates are negotiable depending on the location of the store and other factors. In general, we encourage our franchisees to adapt their businesses to meet the demands and needs of their local market and customers.

Travel Agents’ Network

We have a travel agents’ network in India which we started in 2009 to enable registered agents to access our B2B website and sell our full suite of online travel products to their customers. As of April 30, 2012, we had a network of over 12,000 registered agents across approximately 1,000 cities and towns in India. Our B2B website uses a similar interface as our external customer-facing websites and we were able to launch our B2B platform in a few months by leveraging technology already being used by us for our customer-facing websites. We believe our network is attractive to travel agents as we provide access to a range of travel services and products which such agents may not otherwise be able to access cost-effectively or at all. These travel agents earn commissions from us depending on the volume and type of travel services and products sold. Furthermore, our travel agents’ network allows us to expand our footprint in India and distribution network in a cost-effective manner.

Mobile

In 2008, we launched our mobile service platform. Our mobile services allow customers to search, book and pay for Indian domestic air tickets on their mobile phones at no additional cost. The tickets and bookings are delivered through email and SMS. Apart from flight bookings, customers can view their booking details, cancel bookings, request e-tickets and track refund status on their mobile devices. Customers can also check flight status, look for new deals and use location-based services to find nearby places of interest. Currently, BlackBerry users can access MakeMyTrip mobile offerings through our BlackBerry application, which allows customers to book domestic flights in India and automatically synchronizes the flight details with the calendar on their BlackBerry devices. As of April 30, 2012, there had been more than 150,000 downloads of this application. Customers with reserved tickets, whether booked through a desktop computer or a mobile device, have the ability to access flight information or cancel reservations through this application.

In April 2012, we launched a similar mobile application for Android devices. As of April 30, 2012, there have been nearly 12,000 downloads of this application. We are in the process of developing a similar mobile application for the iPhone, which we plan to launch in the second quarter of fiscal year 2013. We also plan to increase the scope of services available on smartphones and other mobile devices. We also intend to increase the penetration and usage of our mobile offerings by targeting more mobile service platforms in the future. We recently updated our mobile website, m.makemytrip.com, with touch-optimization and a better design and user interface for Android and iPhone users, which lets customers search and book flights using different smartphone browsers.

Technology and Infrastructure

General

We benefit from an advanced technology platform which we believe has a high level of reliability, security and scalability, and which has been designed to handle high transaction volumes across all our websites on shared infrastructure. We operate our technology platform through two external data centers, one housed in Mumbai and one housed in Chennai, and one internal data center in our office in Gurgaon. Our external data centers run together in “active-active” mode so that each serves approximately half of our website traffic at any given time. Our internal data center runs independently and serves all the data needs of our internal operations, such as e-mail.

In the event one of our external data centers shuts down, our other external data center will automatically take over for it. This capability helps us to ensure business continuity and minimize potential damage in the event of a disruption. Our system is capable of handling up to 1 million website requests a day.

To further support business continuity, our data centers are able to replicate and synchronize data from each other on a continuous basis, which effectively allows them to back up each other’s data. In addition, all data is backed up on a weekly basis on tapes. These tapes are kept at a safe and secure location outside the data centers.

Our technology infrastructure is monitored by an internal team that operates 24 hours a day, seven days a week and is assisted by an outsourced security monitoring and engineering support team that also operate 24 hours a day, seven days a week. All our servers installed at our data centers and at our offices are also secured with firewalls.

We have the ability to scale our technology platform up and down to meet our needs without incurring substantial costs through the use of virtual machines and infrastructure when required. Our technology stack is also modular and can be easily modified for multiple lines of business.

We believe we have core technology advantages in multiple areas, including:

•

website logic that simplifies and improves our customers’ ability to book a trip most suited to their requirements, including providing extensive low price options and alternative routings, and assisting customers in finding their destinations easily by using colloquial names or major landmarks;

•	website availability on a variety of mobile platform, including IOS, Android and Blackberry;

•

scalable search and caching technologies that return comprehensive results and allow us to provide more flight and hotel options to our customers without sacrificing search response times or creating added stress on our suppliers’ operating or cost infrastructure;

•

capability to combine various flight plus hotel options, offering our customers the ability to see multiple combinations of airlines and hotels to assemble a package, resulting in trips that are frequently less expensive than individually booked components and more flexible for the customers;

•

social engagement platform that allows our customers to connect to their virtual friends through our site, using various sharing options from external social networks, or through our standalone social application, “Tripalong”; and

•

capability to monitor the more than 10,000 unique system, application, network, security and business metrics that make up our technology platform, including the capability to generate advanced reports and alerts related to this data.

Fully Integrated Technology Platform

Our CRM system uses software by Oracle RightNowTM CRM, which integrates our sales, customer service and fulfillment operations. Our web-enabled centralized booking system enables our customers and B2B partners to search and book travel services and products we sell and provide on a real time basis. We also have “Verified by VISA” and “MasterSecure” payment gateways, which provides additional security for transactions via our Indian website using credit cards and debit cards issued by Indian institutions. We also offer payment options via netbanking and other instruments.

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

Security

We are committed to protecting the security of our customers’ information. We maintain an information security team that is responsible for implementing and maintaining controls to prevent unauthorized users to access our systems. These controls include the implementation of information security policies and procedures, security monitoring software, encryption policies, access policies, password policies, physical access limitations, and detection and monitoring of fraud from internal staff. We have acquired a fraud detection system which uses transaction patterns and other data sources which seek to prevent fraudulent transactions in real time. All sensitive data transmitted through our systems is encrypted using SSL 1024 bit encryption technology. Our information security team also coordinates internal and external audits every six months. Our travel portal in India is compliant with the PCI-DSS (Payment Card Industry Data Security Standard) (a set of requirements for enhancing payment account security developed by the Payment Card Industry Security Standards Council, which include key credit card and financial services companies).

Marketing and Brand Awareness

We believe our online and offline marketing strategies increase our brand awareness, drive potential customers to our websites and improve the rate at which visitors become customers.

Our marketing channels primarily include online advertising such as paid search engine marketing and optimization with leading Internet search engines (such as GoogleTM), as well as utilizing display advertising on websites (such as Yahoo!TM India), offline advertising using print or broadcast media such as television or radio, e-mails and short messages, and marketing through our call centers and travel stores. We have consistently invested in building our brand and expanding our reach to travelers in India as well as overseas, through mass media campaigns as well as through innovative digital marketing tools such as viral marketing and online display banners. We also have a strong presence in social media, such as FacebookTM and TwitterTM. During 2011 and 2012, we invested significantly in building our brand awareness as a holiday travel brand through our “Memories Unlimited” marketing campaign. Recently, we started a marketing campaign promoting our hotel bookings business.

Our marketing programs and initiatives also include targeted campaigns, promotional or seasonal offers, as well as partnerships with international tourism boards. From time to time, we may run promotional schemes offering free air tickets upon the purchase of certain air tickets. For example, we are currently running a promotion offering one free domestic air ticket upon the purchase of one domestic air ticket in India, subject to certain conditions. The estimated cost of any such free air tickets is recognised at the time of issuance of the paid air tickets. We do not expect this promotion to have a significant impact on our revenues.

We also have alliances and arrangements with several major banks in India, including Kotak Mahindra Bank, ICICI Bank, IndusInd Bank and HSBC, as well as with American Express, with whom we run promotional offers and vouchers. These alliances and arrangements provide us with access to our partners’ large customer base where targeted marketing for customer acquisition can be made at relatively low costs. In an arrangement with PAYBACK, a customer loyalty rewards company, we recently launched a “by invite” membership program called “My Trip Rewards” to reward customers for their loyalty and ongoing engagement with us.

We have won many industry awards, including Best Indian Travel Portal by Lonely Planet in 2012, Best Travel Innovator by Travel Distribution World Asia Awards in 2012, Best Online Travel Agency and Best Domestic Tour Operator by the Times of India in 2011, Best Online Travel Portal of the Year by Class of Travel & Tourism Awards in 2010, Best Travel Portal by CNBC Awaaz in 2009 and Best Online Travel Agent for Excellence in the Indian Travel Market by TravelBiz Monitor in 2009, as well as numerous awards from trade partners.

Customer Service

Our customer focused approach is centered on ensuring a favorable user experience on our websites as well as excellent customer service. Our websites are designed to provide a user-friendly experience and integrate valuable travel information, such as flight status information, user-generated travel reviews and destination guides, to help customers research and make travel decisions. We also monitor feedback from our customers using our CRM system and review and upgrade the features of our websites from time to time.

The key channels through which we implement our customer support and communicate with our customers are as follows:

Web-based Support. We offer two web-based customer support services. Our self service web-support called “TripAssist,” which is available on our Indian website, enables our customers to check the status of their domestic flight, train, bus or hotel bookings, cancel bookings and track the progress of their refund, among other things. Customers who require assistance or have inquiries about certain products also have an option to contact our sales representatives via our websites and we have dedicated personnel available 24 hours a day, seven days a week, who provide assistance to our customers on a real time basis.

Call Centers. We provide our customers with comprehensive and real time assistance through our call centers which are available 24 hours a day, seven days a week. Currently, we outsource a portion of our customer service call center operations to IBM, iEnergizer IT Services, Intelenet Global Services and Motif India Infotech in India, whose employees have been trained by our respective outsourcing service providers and us.

Travel Stores. Customers may also visit our various travel stores and airport counters in 42 cities in India and obtain assistance from our sales and customer service representatives.

Mobile Service. Our mobile service platform enables customers to search, book and pay for Indian domestic air tickets on their mobile phones at no additional cost. The tickets and bookings are delivered through email and SMS. Apart from flight bookings, customers can view their booking details, cancel bookings, request e-tickets and track refund status on their mobile devices. Customers can also check flight status, look for new deals and use location-based services to find nearby places of interest. Furthermore, we recently launched our Android application, which allows customers to book domestic flights in India, complementing our Blackberry application, and updated our mobile website, m.makemytrip.com, to provide an enhanced experience for Android and iPhone users.

E-mail. Customers may also e-mail any inquiries or complaints, which we endeavor to address expeditiously.

Through our CRM system, we are able to maintain a customer database containing information on the transaction history and preferences of each customer who has booked a travel product through us. We document all sales and customers service processes at our company using business process management system methodology, where the entire value chain, starting from the customer’s requirement until the delivery of the relevant service or product, or refund, if applicable, is documented. We also monitor our customer transactions and have a dedicated in-house escalation service which operates 24 hours a day, seven days a week, which is responsible for answering any complaints or issues raised by our customers.

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

Our top five (in alphabetical order) airline suppliers for travel in India and overseas (based on revenue less service cost earned by us) and our top five (in alphabetical order) hotel suppliers (based on gross bookings) for fiscal year 2012 were:

Airlines (Travel within India)	Airlines (International Travel)	Hotels (within India)
Air India	Air India	Fortune Hotels
Go Air	Emirates	Himalayan Voyages Private Limited
IndiGo Airlines	Etihad Airways	Indian Hotels Company Limited
Jet Airways	Jet Airways	Oberoi Hotels
Kingfisher Airlines	Qatar Airways	Sea Shell Hotels

Airlines

We have access to real time inventory of all major airlines operating in, from and to India either through a GDS (we primarily use Amadeus GDS) or through “direct connects” to our airline suppliers’ booking systems.

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

Hotels

We provide our customers with access to more than 8,000 hotels and guesthouses in India as of April 30, 2012, up from more than 4,500 as of April 30, 2011, and a wide selection of hotels outside India. Our hotel supply team is responsible for negotiating agreements or arrangements with independent hotels, hotel chains and hotel management companies in India and securing competitive rates, promotions and access to inventory for listing on our websites as well as packaging of holidays. We select our hotel partners by their reputation and quality and monitor customer feedback on our websites as well as other channels in order to ensure that hotels listed on our websites maintain acceptable standards.

In our hotels and packages business, our revenue represents the total amount paid by our customers for these travel services and products and the cost of procuring the relevant services and products are classified as service cost. We also earn commissions from other hotel suppliers, typically larger hotel chain operators, depending on the volume of reservations made through us.

As of April 30, 2012, approximately 4.7% of our hotel suppliers were directly-connected to our booking system. Through these “direct connects,” our booking systems are integrated with the central reservations systems of the hotels and reservations to be made and confirmed on a real time basis. We intend to work with our suppliers to increase the number of “direct connects” as we believe “direct connects” benefit both us and the hotels. All other hotel suppliers have a “direct allocation” arrangement with us whereby they allocate rooms directly to us either by managing their room inventory on an extranet supported by us or via telephone. We are not subject to inventory risk on our direct allocations as unsold inventory is released to the hotels within an agreed time period. We obtain inventory for hotels outside India through contracts with online travel agents and aggregators outside India. We earn commissions from such agents and aggregators depending on the volume of room reservations made through them.

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

We have registered our domain names, “www.makemytrip.com” (which includes the sub-domain “us.makemytrip.com” for our US website), “www.makemytrip.ae,” “www.makemytrip.com.sg,” “www.makemytripdeals.com,” “www.tripalong.in,” “www.luxury.com.sg” and “www.indiaahoy.com,” and have full legal rights over these domain names for the period for which such domain names are registered. We conduct our business under the “MakeMyTrip” brand name and logo and have registered the trademarks “MakeMyTrip” in India, Mauritius, Bhutan and the United States and “MakeMyTrip Times” in India. We have applied for registration of the trademark “MakeMyTrip” in Indonesia, Australia, Canada, Singapore, Malaysia, Taiwan, Sri Lanka, Nepal, Hong Kong, China, Thailand and the United Arab Emirates. We have also applied for registration of the trademarks “Happy Holidays, Happy Prices” (our trademark for our holiday packages), “Traveltalkies”, “MakeMyTrip – Memories Unlimited” “India Ahoy” and “tripalong” in India, and such applications are currently pending. We have also applied for copyright protection for our logo and brand name in India, and such applications are currently pending. We are also in the process of obtaining an assignment over the trademarks “ticketvala.com” and “eBusxpress” for which Travis Internet Private Limited had applied for registration and over the trademark “Luxury Tours & Travel”, which was registered under the name of the previous controlling shareholder of Luxury Tours & Travel Pte Ltd.

Employees

As of March 31, 2012, we had 1,273 employees. The following tables show a breakdown of our employees as of the end of our past three fiscal years by category of activity and geographic location.

	Number of Employees as of
	March 31
Division/Function	2010	2011	2012
Management	7	6	5
Product development	20	40	60
Sales and marketing	442	575	670
Technology development and technology support	111	151	188
Others (including operations, business development, administration, finance and accounting, legal and human resources)	177	238	350

Total	757	1,010	1,273

	Number of Employees as of
	March 31
Location	2010	2011	2012
India	754	1,006	1,188
United States	3	4	4
Singapore	—	—	75
Malaysia	—	—	6

Total	757	1,010	1,273

None of our employees are represented by a labor union. We believe that our relations with our employees are good. We also contract with a third party for the provision of temporary employees from time to time for various functions, including administration and staffing at our travel stores and airport counters. As of March 31, 2012, we employed 134 temporary employees. As of April 30, 2012, we employed 138 temporary employees.

Insurance

We maintain and annually renew insurance for losses (but not business interruption) arising from fire, burglary as well as terrorist activities for our corporate office at Gurgaon, India, as well as for our various company-owned travel stores in 21 cities in India. In connection with our initial public offering in August 2010, we purchased a liability policy that also covers our directors and officers with a policy limit of $50 million. We extended this policy in connection with our follow-on public offering in June 2011. We have also purchased public liability insurance, fidelity insurance and work injury compensation insurance with an aggregate policy limit of approximately $2.0 million for Luxury Tours & Travel Pte. Ltd., Singapore.

Regulations

We are subject to various laws and regulations in India arising from our operations in India, including travel agent requirements and the operation of our website, call centers, airport counters and company-owned travel stores.

In order to act as a travel agent or a tour operator in the National Capital Territory of Delhi, MMT India is required to obtain a license from the Licensing Authority, Tourism Department, Government of National Capital Territory of Delhi under the Delhi Motor Vehicle Rules, 1993, as amended. MMT India has applied for such a license. MMT India has also obtained security clearances for each of its directors from the Directorate General of Civil Aviation, Government of India, pursuant to which it is now eligible to apply for a license to operate inclusive tour package tourist charter flights as part of our holiday packages, as and when required.

In addition, Luxury Tours & Travel Pte. Ltd. holds a travel agent’s license from the Singapore Tourism Board, and Luxury Tours (Malaysia) Sdn Bhd holds an Inbound license from Ministry of Tourism, Malaysia.

MMT India has obtained a license from the Reserve Bank of India to act as a Full Fledged Money Changer, which requires that MMT India maintain a minimum net owned funds of Rs. 2.5 million (approximately $45,000). However, other than money changing services provided to certain of our existing customers, we do not intend to expand our money changing operations.

MMT India recently paid aggregate penalties of Rs. 250,000 (approximately $4,500) to remedy non-compliance with certain requirements of the Reserve Bank of India in connection with transfers from certain former employees to MakeMyTrip Limited of an aggregate of 37,274 shares of MMT India, representing approximately 0.01% of its issued shares, and certain issuances of shares of MMT India to MakeMyTrip Limited.

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

We obtain and maintain registrations under the Shops and Establishments Act and Rules of each state where our company-owned travel stores are located.

Our operations in India currently do not benefit from tax holidays under any applicable laws or regulations.

C. Organizational Structure

The following diagram illustrates our corporate structure and the place of formation and ownership interest of each of our subsidiaries, as of the date of this annual report.

Notes:

(1)	Remaining 0.01% ownership interest held by Mr. Deep Kalra, our group chairman and group chief executive officer. See “Item 4. Information on the Company — B. Business Overview — Regulations.”
(2)	On May 9, 2011 we acquired a 79.36% equity stake in Luxury Tours & Travel Pte Ltd. We have agreed to acquire the remaining shares in Luxury Tours & Travel Pte Ltd in three tranches over a three-year earn-out period ending June 2014. In fiscal year 2012, we invested approximately $0.8 million for subscription of new equity shares in Luxury Tours & Travel Pte Ltd, thereby increasing our stake to 82.78%.

D. Property, Plants and Equipment

Our primary facility is our office located in Gurgaon, India. We lease this approximate 86,500 square foot facility under a nine-year lease which commenced in the fiscal year 2012.

As of April 30, 2012, we also had 22 company-owned travel stores, including one in our office in Gurgaon, in 21 cities in India, including Mumbai, Kolkata, Ahmedabad, Chennai, Delhi, Goa, Hyderabad, Jaipur and Pune. Outside of India, we have offices in New York, San Francisco, Singapore and Kuala Lumpur. All of these properties are leased, and we are currently in the process of renewing certain such lease agreements for future periods.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our business, financial condition and results of operations should be read in conjunction with “Item 3. Key Information — A. Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in “Item 3. Key Information — D. Risk Factors” and elsewhere in this annual report. Actual results could differ materially from those contained in any forward-looking statements.

Overview

We are the largest online travel company in India, based on gross bookings for 2011, according to PhoCusWright. Through our primary website, www.makemytrip.com, and other technology-enhanced platforms, travelers can research, plan and book a wide range of travel services and products in India as well as overseas. Our services and products include air tickets, hotels, packages, rail tickets, bus tickets, car hire and ancillary travel requirements such as facilitating access to travel insurance. As reported by The Economic Times on February 6, 2011, the Indian middle class is expected to grow over three times from 160 million people currently to 547 million people by 2026. In order to meet the requirements of this growing Indian middle class travel market where Internet penetration is relatively low, we also utilize other technology-enhanced distribution channels, including call centers, our travel stores in India, as well as our travel agents’ network in India.

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

In our hotels and packages business, revenue (including revenue on air tickets sold as part of packages) is generally accounted for on a “gross” basis, representing the total amount paid by our customers for these travel services and products. The cost of procuring the relevant services and products for sale to our customers in this business is classified as service cost. Our hotels and packages revenue also includes commissions we earn for the sale of hotel rooms (without packages), and commissions we earn as an agent from other online travel agents and aggregators from whom we procure hotel rooms for our customers for hotels outside India, which are accounted for on a “net” basis.

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

The following tables reconcile our revenue (an IFRS measure) to revenue less service cost (a non-IFRS measure):

	Air Ticketing			Hotels and Packages			Other Revenue			Total
	Fiscal Year Ended March 31			Fiscal Year Ended March 31			Fiscal Year Ended March 31			Fiscal Year Ended March 31
	2010	2011	2012	2010	2011	2012	2010	2011	2012	2010	2011	2012
	(in thousands, except percentages)
Revenue	$32,119.5	$47,622.7	$76,190.3	$50,287.9	$74,558.0	$116,701.1	$1,152.8	$2,540.7	$3,707.8	$83,560.2	$124,721.4	$196,599.3
Less:
Service cost	985.5	—	9,939.6	42,292.2	63,650.9	98,474.8	—	—	—	43,277.7	63,650.9	108,414.3

Revenue less service cost	$31,134.0	$47,622.7	$66,250.7	$7,995.7	$10,907.1	$18,226.3	$1,152.8	$2,540.7	$3,707.8	$40,282.5	$61,070.5	$88,184.9

% of total revenue less service cost	77.3%	78.0%	75.1%	19.8%	17.9%	20.7%	2.9%	4.1%	4.2%	100.0%	100.0%	100.0%

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

Revenue from our hotels and packages business (including air tickets sold as part of packages) is generally accounted for on a “gross” basis, representing the total amount paid by our customers for these travel services and products, as we are the primary obligor and have responsibility for the delivery of services. The cost of procuring the relevant services and products for sale to our customers in this business is classified as service cost. However, our hotels and packages revenue also includes commissions we earn for the sale of hotel rooms (without packages), and commissions we earn as an agent from other online travel agents and aggregators from whom we procure hotel rooms for our customers for hotels outside India, which are accounted for on a “net” basis. Our hotels and packages revenue is recognized on the check-in date for hotel reservations and the date of departure for packages.

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

	Fiscal Year Ended March 31
	2010	2011	2012
	(in thousands, except percentages)
Number of transactions:
Air ticketing	1,766.9	2,824.6	3,715.4
Hotels and packages	109.7	175.9	343.1
Gross bookings:
Air ticketing	$408,603.1	$647,846.9	$839,234.3
Hotels and packages	57,273.1	94,608.2	153,723.2

	$465,876.2	$742,455.1	$992,957.5

Net revenue margins:
Air ticketing	7.6%	7.4%	7.9%
Hotels and packages	14.0%	11.5%	11.9%
Combined net revenue margin for air ticketing and hotels and packages	8.4%	7.9%	8.5%

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

In fiscal year 2012, our air ticketing net revenue margins increased to 7.9% from 7.4% in fiscal year 2011. This increase was mainly a result of an improvement in the negotiated rates and incentive deals we received from our suppliers in the fiscal year 2012.

The hotels and packages business tends to yield higher margins than the air ticketing business, reflecting the greater value added in respect of the travel services that we provide in the hotels and packages segment as well as the diversity and more complex nature of hotels and packages services as compared with air tickets. Our net revenue margins in the hotels and packages business decreased from 14.0% in fiscal year 2010 to 11.5% in fiscal year 2011. This decrease in margin occurred because we reduced our margin in the third quarter of fiscal year 2011 in order to increase our market share and promote new holiday packages as we continued to develop new travel destinations. Our net revenue margins in the hotels and packages business increased from 11.5% in fiscal year 2011 to 11.9% in fiscal year 2012. The increase in margin was achieved due to an expansion of our supplier base, the negotiation of better rates with our suppliers, and the acquisition of Luxury Tours and Travel in fiscal year 2012.

We are focused on expanding our hotels and packages business. Our hotels and packages transactions have increased over the last three fiscal years, increasing from 109,672 transactions in fiscal year 2010 to 343,141 transactions in fiscal year 2012. Gross bookings for hotels and packages have increased from $57.3 million in fiscal year 2010 to $153.7 million in fiscal year 2012. Revenue less service cost from our hotels and packages business accounted for 19.8%, 17.9% and 20.7% of our total revenue less service cost in fiscal years 2010, 2011 and 2012, respectively.

Seasonality in the Travel Industry. We experience seasonal fluctuations in the demand for travel services and products offered by us. We tend to experience higher revenues from our hotels and packages business in the second and fourth calendar quarters of each year, which coincide with the summer holiday travel season and the year-end holiday travel season for our customers in India and other markets. In our air ticketing business, we tend to experience higher revenues in the third and fourth calendar quarters of each year and lower revenue in the first calendar quarter, mainly as a result of changes in demand for business travel.

Advertising and Business Promotion Expenses. Competition in the Indian online travel industry has intensified and the industry is expected to remain highly competitive for the foreseeable future. Increased competition may cause us to increase our advertising and business promotion expenses in the future in order to compete effectively with new entrants and existing players in the market. We may also increase our advertising and business promotion expenses as a result of our expansion into new markets and such expenses may not be offset by increased revenue particularly at the initial commencement of business in these new markets. We intend to invest in marketing to further increase our brand awareness through our “Memories Unlimited” campaign and our marketing campaign promoting our hotel bookings business in fiscal year 2013, in addition to our regular advertising and business promotion expenses to further strengthen our brand.

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

	Air Ticketing			Hotels and Packages			Other Revenue			Total
	Fiscal Year Ended March 31			Fiscal Year Ended March 31			Fiscal Year Ended March 31			Fiscal Year Ended March 31
	2010	2011	2012	2010	2011	2012	2010	2011	2012	2010	2011	2012
	(in thousands)
Revenue on gross basis	$1,110.2	$—	$12,520.0	$48,724.2	$71,155.1	$110,962.9	$—	$—	$—	$49,834.4	$71,155.1	$123,482.9
Revenue on net basis	31,009.3	47,622.7	63,670.3	1,563.7	3,402.9	5,738.3	1,152.8	2,540.7	3,707.8	33,725.8	53,566.3	73,116.4

Revenue	32,119.5	$47,622.7	$76,190.3	50,287.9	$74,558.0	$116,701.1	1,152.8	$2,540.7	$3,707.8	83,560.2	$124,721.4	$196,599.3
Less:
Service cost	985.5	—	$9,939.6	42,292.2	63,650.9	98,474.8	—	—	—	43,277.7	63,650.9	108,414.3

Revenue less service cost	$31,134.0	$47,622.7	$66,250.7	$7,995.7	$10,907.1	$18,226.3	$1,152.8	$2,540.7	$3,707.8	$40,282.5	$61,070.5	$88,184.9

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

Depreciation and Amortization

Depreciation consists primarily of depreciation expense recorded on property and equipment, such as computers and office furniture, fixtures and equipment, leasehold improvements, motor vehicles and power backup generators at certain of our offices, including our corporate office in Gurgaon, India. Amortization expense consists primarily of amortization recorded on intangible assets including website development expenses, software and intangible assets acquired in business combinations.

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

Finance Costs

Finance costs consist primarily of interest expense accrued on our convertible preferred shares which are considered as interest bearing loans for accounting purposes (except for their embedded option derivative value), bank charges, unwinding of the discount on provisions, losses on disposal of available-for-sale financial assets, net loss on change in fair value of derivatives, impairment loss on trade and other advances, which represent provisions for bad and doubtful debts under certain terminated contracts with travel suppliers as well as advances under dispute by our suppliers, and cost of public offerings of our ordinary shares. All of our preferred shares were converted into ordinary shares upon the completion of our initial public offering in August 2010.

Foreign currency gains and losses are reported on a net basis as a component of finance income and costs. For transactions, the translation is recorded at exchange rates on the date of the transaction.

Foreign Currency Translation

Our functional currency and that of our subsidiary, MakeMyTrip.com Inc., is the US dollar. However, the functional currencies of our subsidiaries organized in India, Singapore and Malaysia are their respective local currencies. We report our consolidated financial statements in US dollars. The financial statements of all our subsidiaries are translated to our reporting currency using relevant exchange rates in accordance with IFRS. In particular, the assets and liabilities of our foreign operations are translated to US dollars at exchange rates as of the relevant reporting date, and the income and expenses of our foreign operations are translated to US dollars at the average of the exchange rates applicable during the relevant reporting period. Adjustments resulting from the translation of financial statements of our subsidiaries, except MakeMyTrip.com Inc., from their functional currency to our reporting currency are accumulated and reported as other comprehensive income (loss), which is a separate component of our shareholders’ equity. See also “— Quantitative and Qualitative Disclosures about Market Risk — Foreign Exchange Risk.”

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

We recognize revenue when we have persuasive evidence of an arrangement in respect of services to be provided, where such services have been rendered, and the fee is determinable and collectibility is reasonably assured. We conclude that we have persuasive evidence of an arrangement when we enter into a legally enforceable agreement with our customers with terms and conditions that describe the service and the related payments. We consider fees to be determinable when services have been provided in accordance with the agreement, i.e. upon booking of the air ticket in the case of airline ticketing revenue, upon date of departure in the case of packages and upon check-in in the case of hotels. As the customer is primarily required to pay the amount at the time of transaction, collectibility is reasonably assured. We do not believe we have significant uncertainty regarding revenue recognition, or that the same would not be affected by uncertain future events. No major estimates or assumptions are made at the time of revenue recognition.

Revenue is recognized net of cancellations, refunds, discounts and taxes. In the event of cancellation of airline tickets, revenue recognized in respect of commissions earned by our company on such tickets is reversed and is net off from our revenue earned during the fiscal period at the time of cancellation. In addition, a liability is recognized in respect of the refund due to our customers for the gross amount charged to such customers net of cancellation fees. The revenue from the sale of packages and hotel reservations is recognized on the customer’s departure and check-in dates, respectively. Cancellations, if any, do not impact revenue recognition since revenue is recognized upon the availing of services by the customer.

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

Accounting Estimates

While preparing our financial statements, we make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent liabilities as of the date of our financial statements and the reported amount of revenues and expenses for the relevant reporting period. As additional information becomes available or periodically, in accordance with relevant accounting principles or policies, we reassess our estimates. Such revisions in our estimates could materially impact our results of operations and our financial position. We believe that the estimates used in the preparation of our consolidated financial statements are prudent and reasonable. Actual results could differ from these estimates. Certain of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on management’s judgment.

Business Combinations, Goodwill and Intangible Assets

Business combinations are accounted for using the acquisition method as at the acquisition date, which is the date on which control is transferred to us. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. The cost of acquisition also includes the fair value of any contingent consideration, if any. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at fair value at the date of acquisition. Transaction costs incurred in connection with a business combination are expensed as incurred.

The purchase consideration is comprised of the fair value of the assets given, equity instruments issued, liabilities incurred or assumed at the date of exchange and the fair value of any contingent consideration, if any. A financial liability is recognized in respect of the acquisition of remaining shares of the subsidiary from the existing shareholders which represents its fair value as at the acquisition date.

Goodwill represents excess of the cost of acquisition over our share in the fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities. If the excess is negative, a bargain purchase gain is recognized immediately in the profit or loss. Subsequent to initial recognition, goodwill is measured at cost less accumulated impairment losses.

Intangible assets acquired in a business combination are measured at fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and impairment losses, if any.

Intangible assets acquired in a business combination are amortized on a straight-line basis over their estimated useful lives that reflect the expected pattern of consumption of the future economic benefits embodied in the asset. The estimated useful lives are as follows:

• Customer – related intangible assets	10 years
• Contract – related intangible assets	5 years
• Marketing – related intangible assets	10 years
• Software	5 years

Available-for-sale Financial Assets

Available-for-sale financial assets are non-derivative financial assets that are either designated as available-for-sale or are not classified in any of the other categories. Available-for-sale financial assets are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at fair value and any changes, other than impairment losses, are recognized in other comprehensive income and presented within equity in the fair value reserve. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss. Available-for-sale financial assets comprise of equity securities.

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

Website Development Cost. Website development costs representing vendor invoices towards costs of design, configuration, coding, installation and testing of our websites are capitalized until implementation. Upon implementation, the asset is amortized to expense over its estimated useful life. Ongoing website post-implementation costs of operation and application maintenance are charged to expense as incurred. In accordance with IAS 38 “Intangible Assets,” website development costs also include costs incurred on development related to internally generated intangible assets which have been capitalized on meeting the criteria of technical feasibility, future economic benefit, marketability and separately identifiable.

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

The equity component has been recognized initially based on the difference between the fair value of our preferred shares as a whole and the fair value of their liability component (including the embedded derivative liability). From the liability component that included the embedded derivative liability, the fair value of the derivative liability has been separated and the balance has been accounted for as a non-derivative liability. Any directly attributable transaction costs have been allocated to the liability and equity components of our preferred shares in proportion to their initial carrying amounts. Subsequent to initial recognition, the non-derivative liability component of our preferred shares has been measured at their amortized cost using an “effective interest” method. The equity component of our preferred shares is not re-measured subsequent to its initial recognition. Separable embedded derivatives in our preferred shares are recognized as described below.

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

Derivative Financial Instruments

Our preferred shares, which have all been converted to ordinary shares upon the completion of our initial public offering in August 2010, included a variable conversion feature which represents an embedded derivative feature. We also have a similar feature in our investment in equity-accounted investees. Such derivatives are recognized initially at fair value, determined at inception using an appropriate valuation method. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted in profit or loss.

Results of Operations

The following table sets forth a summary of our consolidated statement of comprehensive income (loss), both actual amounts and as a percentage of total revenue, for the periods indicated.

	Fiscal Year Ended March 31
	2010		2011		2012
	Amount	%	Amount	%	Amount	%
	(in thousands, except percentages)
Revenue	$83,560.2	100.0	$124,721.4	100.0	$196,599.3	100.0
Service cost	(43,277.7)	(51.8)	(63,650.9)	(51.0)	(108,414.3)	(55.1)
Personnel expenses	(16,562.0)	(19.8)	(14,399.0)	(11.5)	(26,520.7)	(13.5)
Other operating expenses	(28,160.5)	(33.7)	(40,698.9)	(32.6)	(54,868.7)	(27.9)
Depreciation and amortization	(1,569.7)	(1.9)	(1,910.6)	(1.5)	(2,790.2)	(1.4)
Results from operating activities	(6,009.8)	(7.2)	4,061.9	3.3	4,005.4	2.0
Finance income	1,874.2	2.2	1,601.8	1.3	1,987.9	1.0
Finance costs	(2,062.9)	(2.5)	(3,525.7)	(2.8)	(4,957.1)	(2.5)
Profit (Loss) before tax	(6,198.6)	(7.4)	2,138.0	1.7	970.2	0.5
Income tax benefit (expense)	(8.4)	*	2,691.7	2.2	6,078.1	3.1
Profit (Loss) for the year	(6,207.0)	(7.4)	4,829.7	3.9	7,048.4	3.6

*	not meaningful

Fiscal Year 2012 Compared to Fiscal Year 2011

Revenue. We had revenue of $196.6 million in fiscal year 2012, an increase of 57.6% over revenue of $124.7 million in fiscal year 2011.

Air Ticketing. Revenue from our air ticketing business increased by 60.0% to $76.2 million in fiscal year 2012 from $47.6 million in fiscal year 2011. Our revenue less service costs increased by 39.1% to $66.3 million in fiscal year 2012 from $47.6 million in fiscal year 2011.Our gross bookings increased by 29.5%, primarily due to a 31.5% growth in the number of transactions both as a result of an improvement in the overall air travel market as well as the continued increase in our domestic air ticket market share. Our air ticketing net revenue margins increased to 7.9% in fiscal year 2012 from 7.4% in fiscal year 2011, mainly due to special negotiated rates and incentive deals from our suppliers in fiscal year 2012.

Hotels and Packages. Revenue from our hotels and packages business increased by 56.5% to reach $116.7 million in fiscal year 2012 from $74.6 million in fiscal year 2011. This was due to an increase of 62.6% in gross bookings, primarily due to a 95.1% increase in the number of transactions. Due to the strong growth in our gross bookings, revenue less service cost from our hotels and packages business increased by 67.1% to $18.2 million in fiscal year 2012 from $10.9 million in fiscal year 2011, primarily as a result of a increase in our hotels and packages net revenue margins to 11.9% in fiscal year 2012 from 11.5% in fiscal year 2011. In fiscal year 2012, net revenue margins improved as we achieved more favorable terms on the basis of expanding supplier relationships and from the acquisition of Luxury Tours and Travel in fiscal year 2012.

Other Revenue. Our other revenue increased by 45.9% to $3.7 million in fiscal year 2012 from $2.5 million in fiscal year 2011, primarily due to increased sale of rail tickets and bus tickets and other miscellaneous income.

Service Cost. Service cost increased to $108.4 million in fiscal year 2012 from $63.7 million in fiscal year 2011, mainly as a result of an increase in the transaction volume in our hotels and packages business and an increase in the cost of air ticket inventory from $0.0 in fiscal year 2011 to $9.9 million in fiscal year 2012 due to increased cost of pre-purchased air tickets.

Total Revenue Less Service Cost. Our total revenue less service cost increased by 44.4% to $88.2 million in fiscal year 2012 from $61.1 million in fiscal year 2011, primarily as a result of a 39.1% increase in our air ticketing revenue less service cost in line with the increase in the number of transactions, as well as a 67.1% increase in our hotels and packages revenue less service cost, mainly reflecting the increase in the number of transactions.

Personnel Expenses. Personnel expenses increased to $26.5 million in the fiscal year 2012 from $14.4 million in fiscal year 2011, mainly as a result of employee share-based compensation costs related to RSUs granted to employees of $6.9 million in fiscal year 2012, as against $0.5 million in fiscal year 2011. Personnel expenses also increased in fiscal year 2012 due to increases in annual wages and average employee headcount in fiscal year 2012, as compared to fiscal year 2011. Excluding employee share-based compensation costs, personnel expenses as a percentage of net revenue decreased by 0.5% from fiscal year 2011 to fiscal year 2012.

Other Operating Expenses. Other operating expenses increased by 34.8% to $54.9 million in the year ended March 31, 2012 from $40.7 million in the year ended March 31, 2011, primarily as a result of an increase in payment gateway charges, advertising and business promotion expenses and outsourcing fees in line with the growth in our business. Other operating expenses as a percentage of net revenue decreased by 4.4% from fiscal year 2011 to fiscal year 2012.

Depreciation and Amortization. Our depreciation and amortization expenses increased by 46.0% to $2.8 million in fiscal year 2012 from $1.9 million in fiscal year 2011, primarily as a result of costs incurred for purchases of computers, leasehold assets, website developments and software.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities decreased to an operating profit of $4.0 million in fiscal year 2012 from an operating profit of $4.1 million in fiscal year 2011. Excluding the effects of employee share-based compensation costs for both fiscal years 2011 and 2012, we would have recorded an operating profit of $4.6 million in fiscal year 2011 and an operating profit of $10.9 million in fiscal year 2012.

Finance Income. Our finance income increased to $2.0 million in fiscal year 2012 from $1.6 million in fiscal year 2011, primarily as a result of an increase in interest income on term deposits, partially offset by higher foreign exchange gain in fiscal year 2011.

Finance Costs. Our finance costs increased to $5.0 million in fiscal year 2012 from $3.5 million in fiscal year 2011, primarily due to an increase in foreign exchange loss due to weakening of the Indian Rupee versus the U.S. dollar in fiscal year 2012, partially offset by higher public offering costs related to our initial public offering in fiscal year 2011 compared to public offering costs related to our follow-on public offering in fiscal year 2012. In addition, we had a higher impairment loss on trade and other advances in fiscal year 2012.

Income Tax Benefit (Expense). Income tax benefit increased to $6.1 million in fiscal year 2012 from $2.7 million in fiscal year 2011, primarily due to the recognition of a deferred tax asset for unused tax losses and existing deductible differences in accordance with our accounting policy on deferred tax assets as our management considered it probable that future taxable profits would be available. In assessing the ongoing recoverability of deferred tax assets, our management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management has not recognized balance deferred tax assets of $0.5 million in respect of the unused tax losses of MakeMyTrip.com Inc. and Luxury Tours & Travel Pte Ltd, Singapore because a trend of profitable growth in these subsidiaries is not yet fully established. Excluding the effects of deferred tax benefit for both fiscal years 2011 and 2012, we would have recorded an income tax expense of $0 in fiscal year 2011 and an income tax expense of $22,675 in fiscal year 2012.

Profit for the Year. As a result of the foregoing factors, including the effects of employee share-based compensation costs and income tax benefit, our profit for fiscal year 2012 was $7.1 million, as against a profit of $4.8 million in fiscal year 2011. Excluding the effects of employee share-based compensation costs and income tax benefit for both fiscal years 2011 and 2012, we would have recorded a net profit of $2.7 million in fiscal year 2011 and a net profit of $7.9 million in fiscal year 2012.

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

Other Operating Expenses. Other operating expenses increased by 44.5% to $40.7 million in fiscal year 2011 from $28.2 million in fiscal year 2010, primarily as a result of an increase in payment gateway charges, an increase in advertising and business promotion expenses, as a result of an increase in online searches, promotions on outbound tours and an increase in spending on CRM, and outsourcing fees.

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

Income Tax Benefit (Expense). We recognized income tax benefit of $2.7 million in fiscal year 2011, due to the recognition of a deferred tax asset for unused tax losses as our management considered it probable that future taxable profits would be available. We had an income tax expense of $8,428 in fiscal year 2010. Excluding the effects of deferred tax benefit for both fiscal years 2010 and 2011, we would have recorded an income tax expense of $8,428 in fiscal year 2010 and an income tax expense of $0 in fiscal year 2011.

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

As of March 31, 2012, our primary sources of liquidity were $43.8 million of cash and cash equivalents and $44.3 million in term deposits with various banks in India, which are available on demand. Such term deposits are used to secure bank overdraft facilities with various banks in India, including HDFC Bank, ICICI Bank and Yes Bank, which are used for working capital purposes. As of March 31, 2012, we did not have any amounts outstanding under our bank overdraft facilities.

Our trade and other receivables primarily comprise commissions, incentive or other payments owing to us from airlines, receivables from our corporate and retail customers to whom we typically extend credit periods, security deposits paid primarily for our leased premises as well as interest accrued but not due on our term deposits. Our trade and other receivables increased from $12.9 million as of March 31, 2011 to $21.4 million as of March 31, 2012, primarily as a result of the growth in our air ticketing business, as well as due to our acquisition of Luxury Tours & Travel Pte Ltd, Singapore in the first quarter of fiscal year 2012.

Our other current assets primarily consist of deposits and advances to our suppliers to secure better prices and availability of bookings in future periods. Our other current assets increased from $17.9 million as of March 31, 2011 to $21.8 million as of March 31, 2012, primarily due to increases in advances to airlines by $1.9 million primarily for fiscal year 2013, increases in advances to hotels by $1.4 million and increases in prepaid expenses on insurance and other maintenance charges.

We also have the following two secured working capital facilities in India: (i) with HDFC Bank for cash credit of up to Rs. 100 million (approximately $1.8 million) at an average rate of 14.5% per annum as of March 31, 2012, and (ii) with Yes Bank for cash credit of up to Rs. 250 million (approximately $4.5 million) at an average rate of 13.25% per annum as of March 31, 2012. Both facilities are secured by an assignment of certain of our credit card receivables and charges over our current assets and fixed assets.

Additionally, we have the following three overdraft facilities in India: (i) with HDFC Bank for Rs. 420 million (approximately $7.6 million) at an average rate of 9.4% (weighted average fixed deposit rate plus 1.00%) per annum as of March 31, 2012, (ii) with Yes Bank for Rs. 300 million (approximately $5.4 million) at an average rate of 10.5% (weighted average fixed deposit rate plus 1.00%) per annum as of March 31, 2012, and (iii) with ICICI Bank for Rs. 500 million (approximately $9.0 million) at an average rate of 9.5% (weighted average fixed deposit rate plus 1.00%) per annum as of March 31, 2012.

From time to time, we are also required by certain international and Indian airlines, hotels and packages suppliers, as well as certain aggregators from whom we obtain hotel inventory and other travel suppliers, to obtain bank guarantees to secure our obligations to them. As of March 31, 2012, (i) MMT India had obtained approximately Rs. 839.9 million ($15.2 million) in bank guarantees, substantially all from YES Bank, in favor of International Air Transport Association, or IATA, against any payment default by us to all airlines participating in IATA’s bill settlement plan, (ii) MakeMyTrip.com Inc. had obtained certificates of deposit totaling approximately $0.5 million for purposes of providing guarantees to various international airlines, and (iii) Luxury Tours & Travel Pte Ltd had obtained certificates of deposit totaling approximately $0.5 million for purposes of providing guarantees to various international airlines and hotels and packages suppliers.

As of March 31, 2012, no amount was outstanding under our secured working capital and overdraft facilities and no demand had been made against any of our guarantees.

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

The following table sets forth the summary of our cash flows for the periods indicated:

	Fiscal Year Ended March 31
	2010	2011	2012
	(in millions)
Net cash from/(used in) operating activities	$5.2	$(6.3)	$10.9
Net cash from/(used in) investing activities	3.5	(3.0)	(46.2)
Net cash from/(used in) financing activities	(0.2)	52.4	35.2
Net increase/(decrease) in cash and cash equivalents	8.5	43.0	(0.1)
Cash and cash equivalents at beginning of period	(2.4)	5.3	47.9
Effect of exchange rate fluctuations on cash held	(0.7)	(0.5)	(4.0)
Cash and cash equivalents at end of period	5.3 (1)	47.9 (2)	43.8 (3)

Notes:

(1)	Includes $4.0 million of bank overdrafts and excludes $14.5 million of term deposits not classified as “cash and cash equivalents.”
(2)	Includes $3.9 million of bank overdrafts and excludes $16.9 million of term deposits not classified as “cash and cash equivalents.”
(3)	Excludes $44.3 million of term deposits not classified as “cash and cash equivalents.” As of March 31, 2012, we did not have any amounts outstanding under our overdraft facilities.

Net Cash From/(Used In) Operating Activities. In fiscal year 2012, net cash flows from operating activities were $10.9 million, as compared to net cash flows used in operating activities of $6.3 million in fiscal 2011. This increase resulted from an increase in total collections against revenue from $120.2 million to $186.6 million, offset by increases in total cash payments to suppliers in relation to service costs incurred from $73.2 million to $105.0 million and total cash outflows in respect of personnel and other operating expenses from $53.3 million to $70.7 million.

In fiscal year 2012, total collections against revenue were $186.6 million, compared to recognized revenue of $196.6 million, for a difference of $10.0 million. In fiscal year 2011, total collections against revenue were $120.2 million, compared to recognized revenue of $124.7 million, for a difference of $4.5 million. The increase of $5.5 million in the difference between recognition and collection of revenues from fiscal year 2011 to fiscal year 2012 was primarily due to an increase in receivables from airlines and customers from $2.3 million to $8.7 million, partially offset by a decrease in advances received from our customers from $3.6 million to $2.1 million. Our collections were also reduced by an increase in withholding tax deductions for commissions or payments received from airlines and other suppliers, which increased from $3.1 million in fiscal year 2011 to $3.6 million in fiscal year 2012.

In fiscal year 2012, total cash payments to suppliers in relation to service costs incurred were $105.2 million, as compared with $108.4 million in service costs accrued. This was primarily due to deposits and advances paid to suppliers for the promotion of holiday products, including advances to airlines for fiscal year 2013. We also pre-purchased air ticket inventory at favorable rates during fiscal year 2012. In fiscal year 2011, total cash payments to suppliers in relation to service costs incurred were $73.2 million, as compared with $63.7 million in service costs accrued. This was primarily due to deposits and advances paid to suppliers for the promotion of holiday products, including advances to airlines for fiscal year 2012.

In fiscal year 2012, total cash outflows in respect of personnel and other operating expenses were $70.7 million, 86.9% of the $81.4 million in such expenses accrued. In fiscal year 2011, total cash outflows in respect of personnel and other operating expenses were $53.3 million, 96.7% of the $55.1 million in such expenses accrued. The decrease in the percentage of expenses paid to expenses accrued was primarily due to an increase of non-cash employee share-based compensation costs from $0.5 to $6.9 million from fiscal year 2011 to fiscal year 2012.

Net Cash From/(Used In) Investing Activities. In fiscal year 2012, cash used in investing activities was $46.2 million, primarily as a result of cash deposited in our term deposits with banks amounting to $29.9 million (computed using average exchange rates for the period), and net investment of $5.5 million in fixed assets, as well as investment of $3.5 million in software and website development projects, partially offset by $0.9 million in interest received on our term deposits. We had also made investments of approximately $4.8 million to acquire a 19.98% equity interest in Le Travenues Technology Private Limited, approximately $2.4 million to acquire a majority stake in Luxury Tours & Travel Pte Ltd, Singapore and approximately $1.0 million to acquire a 28.57% equity interest in My Guest House in the fiscal year 2012. In fiscal year 2011, cash used in investing activities was $3.0 million, primarily as a result of cash deposited in our term deposits with banks amounting to $2.5 million (computed using average exchange rates for the period), and net investment of $1.2 million in fixed assets, as well as investment of $1.6 million in software and website development projects, partially offset by $2.3 million in interest received on our term deposits.

Net Cash From/(Used In) Financing Activities. In fiscal year 2012, cash from financing activities was $35.2 million, primarily as a result of net proceeds from the issuance of ordinary shares in our follow-on public offering of $35.4 million. Additionally, we collected $0.9 million as proceeds from the issuance of shares on exercise of share options by certain of our employees. The cash from these issuances was partially offset by $0.8 million as interest paid on bank overdrafts and our working capital facilities of $0.8 million. In fiscal year 2011, cash from financing activities was $52.4 million, primarily as a result of net proceeds from the issuance of ordinary shares in our initial public offering of $52.0 million. Additionally, we collected $1.3 million as proceeds from the issuance of shares on exercise of share options by certain of our employees. The cash from these issuances was partially offset by $0.3 million paid for the acquisition of additional interest in MMT India that we purchased from certain of our ex-employees and $0.6 million interest paid on our bank overdrafts and working capital facilities.

Capital Expenditures

We have historically financed our capital expenditure requirements with cash flows from operations, as well as through the sale of our convertible and redeemable preferred shares and ordinary shares.

We made capital expenditures of 1.1 million, $2.8 million and $9.0 million in fiscal years 2010, 2011 and 2012, respectively. As of March 31, 2012, we had committed capital expenditures of $1.7 million, of which we expect to spend $1.4 million during fiscal year 2012 and the remainder over the next three years. In addition, we expect to spend an additional approximately $8.0 million to $10.0 million on capital expenditures during fiscal year 2013. The capital expenditures in the past principally consisted of purchases of servers, workstations, computers, computer software, leasehold improvements and other items related to our technology platform and infrastructure, upgrading of our websites, as well as improvements to our leasehold premises.

Off-Balance Sheet Arrangements

As of March 31, 2012, MMT India had obtained approximately Rs. 839.9 million ($15.2 million) in bank guarantees mainly from YES Bank in favor of IATA, against any payment default by us to all airlines participating in IATA’s bill settlement plan, and MakeMyTrip.com Inc. had obtained certificates of deposit totaling approximately $0.5 million for purposes of providing guarantees to various international airlines. Additionally, Luxury Tours & Travel Pte Ltd obtained certificates of deposit totaling approximately $0.5 million for purposes of providing guarantees to various international airlines and hotels and packages suppliers. Apart from the foregoing, we do not have any outstanding off-balance sheet derivative financial instruments, guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

Inflation

The CIA World Factbook estimates that consumer inflation in India was 6.4% in 2007, 8.3% in 2008, 10.9% in 2009, 11.7% in 2010 and 6.8% in 2011. For more information, see “Item 3. Key Information — D. Risk Factors — Risks Related to Operations in India — As the Domestic Indian Market Constitutes a Significant Source of Our Revenue, a Slowdown in Economic Growth in India Could Cause Our Business to Suffer.”

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

Foreign Exchange Risk. We are exposed to movements in currency exchange rates, primarily those related to the US dollar and the Indian Rupee. As the functional currency of MMT India, our key operating subsidiary, is the Indian Rupee, our exposure to foreign currency risk primarily arises in respect of our non-Indian Rupee-denominated trade and other receivables, trade and other payables and cash and cash equivalents, which were $5.1 million, $17.1 million and $3.6 million, respectively, as of March 31, 2012, and $3.6 million, $11.0 million and $1.0 million, respectively, as of March 31, 2011. Based on our operations in fiscal year 2012, a 10.0% appreciation of the US dollar against the Indian Rupee as of March 31, 2012, assuming all other variables remained constant, would have decreased our profit for the year by $0.8 million. Similarly, a 10.0% depreciation of the US dollar against the Indian Rupee as of March 31, 2012, assuming all other variables remained constant, would have increased our profit for the year by $0.8 million. Based on our operations in fiscal year 2011, a 10.0% appreciation of the US dollar against the Indian Rupee as of March 31, 2011, assuming all other variables remained constant, would have decreased our profit for the year by $0.6 million. Similarly, a 10.0% depreciation of the US dollar against the Indian Rupee as of March 31, 2011, assuming all other variables remained constant, would have increased our loss for the year by $0.4 million.

We are also exposed to movements between the US dollar and the Indian Rupee in our operations, as approximately 7.2% and 11.1% of our revenue for fiscal years 2011 and 2012, respectively, was generated by MMT India from its air ticketing business and received in US dollars although our expenses are generally incurred in Indian Rupees. We currently do not have any hedging agreements or similar arrangements with any counter-party to cover our exposure to any fluctuations in foreign exchange rates. While we do incorporate margins in our pricing to cover any adverse fluctuations in foreign exchange rates, there can be no assurance that such margins will adequately protect us from adverse fluctuations in foreign exchange rates and hence our earnings remain susceptible to foreign exchange rate fluctuations. However as this risk associated with currency exchange is largely confined to our non-Indian Rupee revenue, we believe our exposure is minimal and immaterial.

Interest Rate Risk. Our exposure to interest rate risk for changes in interest rates relates primarily to our term deposits and bank overdrafts. As of March 31, 2012, we had fixed rate financial instruments consisting of $66.3 million of term deposits. As of March 31, 2011, we had fixed rate financial instruments consisting of $16.9 million of term deposits and $3.9 million of variable rate financial instruments, consisting of our bank overdrafts. We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. Our future interest income and financing cost may fluctuate in line with changes in interest rates. We do not account for any fixed rate financial instruments at fair value through profit or loss. As of March 31, 2012, we had no variable rate financial instruments. Accordingly, a change in interest rates as of March 31, 2012 would not have affected our profit or loss. Based on our consolidated balance sheet as of March 31, 2012, a sensitivity analysis shows that any increase in interest rates as of March 31, 2012 would not have affected our profit or loss and would not have had any impact on our equity.

New Accounting Standards and Interpretations Not Yet Adopted by Our Group

IFRS 9 ‘Financial Instruments’, is part of the IASB’s wider project to replace IAS 39 ‘Financial Instruments: Recognition and Measurement’. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets, amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The effective date for IFRS 9 is annual periods beginning on or after January 1, 2015 with early adoption permitted. We are in the process of evaluating the impact of the new standard.

IFRS 10, ‘Consolidated Financial Statements’, which replaces parts of IAS 27, ‘Consolidated and Separate Financial Statements and all of SIC-12, ‘Consolidation – Special Purpose Entities’, builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. IFRS 10 is effective for annual periods beginning on or after January 1, 2013. We are evaluating the impact of IFRS 10 on our consolidated financial statements. The remainder of IAS 27, ‘Separate Financial Statements’, now contains accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates only when an entity prepares separate financial statements and is therefore not applicable in preparing our consolidated financial statements.

IFRS 12, ‘Disclosure of Interest in Other Entities’, is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The standard includes disclosure requirements for entities covered under IFRS 10 and IFRS 11. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. We are evaluating the impact of IFRS 12 on our consolidated financial statements.

IFRS 13, ‘Fair Value Measurement’, provides guidance on how fair value should be applied where its use is already required or permitted by other standards within IFRS, including a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. IFRS 13 is effective for annual periods beginning on or after January 1, 2013. We are evaluating the impact of IFRS 13 on our consolidated financial statements.

IAS 1 (Amended), Presentation of Financial Statements, was published in June 2011. The amendments to IAS 1 Presentation of Financial Statements require companies preparing financial statements in accordance with IFRS to group items within other comprehensive income that may be reclassified to the profit or loss separately from those items which would not be recyclable in the profit or loss section of the income statement. It also requires the tax associated with items presented before tax to be shown separately for each of the two groups of other comprehensive income items (without changing the option to present items of other comprehensive income either before tax or net of tax).

The amendments also reaffirm existing requirements that items in other comprehensive income and profit or loss should be presented as either a single statement or two consecutive statements. This amendment is applicable to annual periods beginning on or after July 1, 2012, with early adoption permitted. We are evaluating the impact of IAS 1 (Amended) on the our consolidated financial statements.

IAS 19 (Amended), Employee Benefits, was issued in June 2011. The effective date for adoption of IAS 19 (Amended) is annual periods beginning on or after January 1, 2013, though early adoption is permitted.

IAS 19 (Amended) has eliminated an option to defer the recognition of gains and losses through re-measurements and requires such gain or loss to be recognized through other comprehensive income in the year of occurrence to reduce volatility. The amended standard requires immediate recognition of effects of any plan amendments. Further, it also requires expected return on plan assets recognized in profit or loss to be restricted to government bond yields or corporate bond yields, considered for valuation of projected benefit obligation, irrespective of actual portfolio allocations. The actual return from the portfolio in excess of or less than such yields is recognized through other comprehensive income.

These amendments enhance the disclosure requirements for defined benefit plans by requiring information about the characteristics of defined benefit plans and risks that entities are exposed to through participation in those plans.

The amendments need to be adopted retrospectively. We are currently evaluating the requirements of IAS 19 (Amended), and have not yet determined the impact on our consolidated financial statements

Contractual Obligations

The following table sets forth our contractual obligations as of March 31, 2012. Other than the lease obligations specified below, we do not have any long-term commitments:

	Payment Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Operating lease obligations(1)	$12,481.5	$2,184.1	$3,157.2	$2,704.6	$4,435.5
Finance lease obligations(2)	133.9	35.7	56.8	35.4	6.0
Purchase obligations(3)	1,665.8	1,377.2	288.6	—	—
Employee Benefits(4)	681.1	—	—	—	—

Notes:

(1)	Operating lease obligations relate to our leasing arrangements for our various office premises.
(2)	Finance lease obligations relate to our leasing arrangements for motor vehicles used in our business.
(3)	We enter into purchase orders from time to time for various equipment or other requirements for our business.
(4)	Employee benefits in the statement of financial position include $681,135 in respect of employee benefit obligation. For this amount, the extent of the amount and timing of repayment/settlement is not reliably estimable or determinable at present and accordingly have not been disclosed in the table above.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Our board of directors consists of nine directors.

The following table sets forth the name, age and position of each of our directors, executive officers and significant employees as of the date hereof:

Name	Age	Position/Title
Directors:
Deep Kalra	42	Group Chairman and Group Chief Executive Officer
Ravi Adusumalli	36	Director
Aditya Tim Guleri	47	Director
Philip C. Wolf	55	Director(2)
Vivek N. Gour	49	Independent Director
Frederic Lalonde	38	Independent Director
Ranodeb Roy	44	Independent Director
Gyaneshwarnath Gowrea	46	Director
Mohammad Akhtar Janally	29	Director
Executive Officers(1):
Keyur Joshi	39	Group Chief Commercial Officer
Rajesh Magow	43	Group Chief Financial and Operating Officer
Mohit Gupta	39	Group Chief Business Officer
Amit Somani	40	Group Chief Products Officer
Sanket Atal(3)	44	Group Chief Technology Officer

Notes:

(1)	Other than directors who are also executive officers.
(2)	Mr. Philip C. Wolf satisfies the independence requirements of Rule 5605 of the Nasdaq Stock Market, Marketplace Rules but does not satisfy the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act.
(3)	Mr. Sanket Atal became our Group Chief Technology Officer on June 4, 2012.

Directors

Unless otherwise indicated, the business address of our directors and executive officers is Tower A, SP Infocity, 243, Udyog Vihar, Phase 1, Gurgaon, Haryana 122016, India.

Deep Kalra is our founder, group chairman and group chief executive officer, and was appointed to our board of directors on October 9, 2001. Mr. Kalra’s responsibilities as group chief executive officer include executing our business strategy and managing the overall performance and growth of our company. Mr. Kalra has over 19 years of experience in e-commerce, sales, corporate finance and financial analysis. Prior to founding our company in April 2000, Mr. Kalra worked with GE Capital, a subsidiary of the General Electric Company, for just over a year, where he was vice president of business development. Mr. Kalra had previously also worked with AMF Bowling Inc. and ABN AMRO Bank. Both General Electric and AMF Bowling are listed companies in the United States. Mr. Kalra is also a member of the executive council of the National Association of Software and Services Companies (NASSCOM) in India and chairs NASSCOM’s Internet working group. He is also a board member of The Indus Entrepreneurs (TiE) and a founding member of IAMGURGAON, a non-governmental organization focused on improving the quality of life in Gurgaon. Mr. Kalra has a bachelor’s degree in economics from St. Stephen’s College, Delhi University, India, and a master’s degree in business administration from the Indian Institute of Management, Ahmedabad, India.

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

Aditya Tim Guleri was appointed to our board of directors on April 3, 2007 as a nominee of Sierra Ventures VIII-A, L.P., Sierra Ventures VIII-B, L.P. and Sierra Ventures Associates VIII, LLC, or the Sierra Ventures entities. Mr. Guleri is a managing member of Sierra Ventures Associates VIII, LLC, the general partner of Sierra Ventures VIII-A, L.P. and Sierra Ventures VIII-B, L.P., and in that capacity, he serves on the boards of directors of various companies that Sierra Ventures invests in, providing operational and financial guidance. Prior to joining Sierra Ventures Associates VIII, LLC in February 2001, Mr. Guleri was vice chairman and executive vice president with Epiphany, Inc. from March 2000 until February 2001, and prior to that, he was chairman, chief executive officer and co-founder of Octane Software Inc. since September 1997. He started his career in September 1989 with the information technology team at LSI Logic Corporation until September 1991 and worked with Scopus Technology Inc. from 1992 until 1996. Mr. Guleri has a bachelor of science degree in electrical engineering from Punjab Engineering College, Chandigarh, India and a master of science degree in engineering and operating research from Virginia Polytechnic Institute and State University, United States. The business address for Mr. Guleri is 2884 Sand Hill Road, Suite 100, Menlo Park, CA 94025, United States.

Philip C. Wolf was appointed to our board of directors on July 20, 2005. Mr. Wolf is non-executive chairman of PhoCusWright, a travel industry research firm he founded in 1994. Mr. Wolf was president and chief executive officer of PhoCusWright prior to its acquisition by Northstar Travel Media LLC in June 2011. Prior to founding PhoCusWright, Mr. Wolf was president and chief executive officer of a venture-funded software developer and travel booking engine pioneer which held two patents for its pricing algorithms. He also sits on the board of Sparrow Media, LLC. Formerly an adjunct professor at New York University’s Graduate Center for Hospitality, Tourism and Sports Management, he is currently a distinguished lecturer at the Cornell University School of Hotel Administration. Mr. Wolf has a bachelor of arts degree in public policy studies from Duke University, United States and a master’s degree in business administration from the Owen Graduate School of Management, Vanderbilt University, United States. The business address for Mr. Wolf is 1 Route 37 East, Suite 200, Sherman, CT 06784, United States.

Vivek N. Gour was appointed to our board of directors on May 1, 2010. Mr. Gour is also the managing director and chief executive officer of Air Works India Engineering Private Limited, a privately held company in which he has a significant equity stake. Prior to joining our company, Mr. Gour was the chief financial officer of Genpact Limited from January 2005 to February 2010; Genpact is listed on the New York Stock Exchange. From October 2003 to December 2004, Mr. Gour served as chief financial officer for GE Global Business Processes. From October 2002 to September 2003, he served as chief financial officer of GE Capital India, and from August 2001 to September 2002 as senior vice-president (strategic projects) of GE Capital India. Mr. Gour has a bachelor of commerce degree from Mumbai University, India, and a master of business administration (finance) from Delhi University, India. The business address for Mr. Gour is Kalyani House, Plot # 40, 1st Floor, Sector 18, Gurgaon – 122001, Haryana, India.

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

Ranodeb Roy was appointed to our board of directors on January 19, 2012. Mr. Roy is a director and the chief executive officer of RV Capital Management Private Limited. Prior to joining our board of directors, Mr. Roy was a managing director and head of fixed income Asia Pacific at Morgan Stanley from March 2008 to December 2011 and was responsible for the fixed income division in Asia. Mr. Roy has also worked at Merrill Lynch, Hong Kong as managing director, co-head of fixed income currency and commodities, or FICC, group in 2007 where he was, responsible for FICC business in Asia. He has also held various senior positions at Merrill Lynch in major financial centers, including New York, Tokyo and Hong Kong. Mr. Roy started his career at Bank of America in Mumbai in 1992. Mr. Roy has a master’s degree in business administration, with majors in finance and marketing, from the Indian Institute of Management, Ahmedabad, India and a bachelor’s degree in computer science and engineering from the Indian Institute of Technology at Kanpur, India. The business address of Mr. Roy is 50 Raffles Place, 37F Singapore Land Tower, Singapore 048623.

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

Executive Officers

Keyur Joshi is our co-founder and group chief commercial officer. Prior to co-founding our company in 2000, Mr. Joshi worked with Around the World Travel (now renamed Justfares.com) in Seattle, United States, and he has over 11 years of experience in the online travel industry. Mr. Joshi also served as senior officer with Tata Motors from March 1997 to March 1998. Mr. Joshi has a bachelor’s degree in chemistry from Gujarat University, India, and a master’s degree in business administration from the City University of New York, United States.

Rajesh Magow is our co-founder and group chief financial and operating officer. Mr. Magow has over 19 years of experience in the information technology and Internet industries. After being part of our senior management team in 2001 for a few months, Mr. Magow worked as part of senior management with Tecnovate eSolutions Private Limited, a wholly-owned subsidiary of eBookers.com (a United Kingdom-based online travel company that was listed on NASDAQ until it was acquired by the Cendant group in February 2005) from 2001 to June 2006. Mr. Magow was part of the senior management team that set up eBookers’ call center and back office operations in India and was a board member of Tecnovate from January 2001 to June 2006. Prior to Tecnovate, he also worked with Aptech Limited and Voltas Limited. Mr. Magow rejoined our company in 2006. Mr. Magow also serves as a director of Flipkart Private Limited, Singapore. Mr. Magow is a chartered accountant from the Institute of Chartered Accountants of India, New Delhi.

Mohit Gupta is our group chief business officer. Prior to joining us in May 2008, Mr. Gupta served as vice president, marketing for Pepsi Foods Private Limited and worked in numerous other capacities at Pepsi Foods Private Limited. from July 1998 to April 2008. Mr. Gupta holds a bachelor of engineering (mechanical) degree from Sardar Patel University, Vallabh Vidyanagar, India and a master’s degree in business administration from the Indian Institute of Management, Kolkata, India.

Amit Somani is our group chief products officer. Prior to joining us in January 2010, Mr. Somani served as group product manager for Google Inc. (India) from July 2007 to December 2009, and prior to that as director of engineering and product management at IBM in San Jose, California, United States, from July 1995 to May 2007. Mr. Somani has over 16 years of experience in online businesses. Mr. Somani holds a bachelor of technology degree in computer science and engineering from the Institute of Technology, Banaras Hindu University, Varanasi, India and a master’s degree in computer science from the University of Wisconsin, United States. Mr. Somani holds seven patents and is the recipient of three IBM outstanding technical achievement awards.

Sanket Atal is our group chief technology officer. Mr. Atal has over 20 years of experience in software development and has managed large organizations. From June 2010 to June 2012, Mr. Atal was Senior Vice President and General Manager for the India Technology Center of CA Technologies in Hyderabad, which is CA Technologies’ largest center worldwide. Prior to joining CA Technologies, he worked at Oracle from January 1997 till June 2010. Mr. Atal was one of the founders of Oracle’s research and development center in Portland, Oregon and worked there until his relocation to India in August of 2006. In India, he headed product development for Oracle’s Server Technologies division with teams in Bangalore, Hyderabad and Noida. He began his career with Sequent Computer Systems, and later Informix, where he worked on a joint project to develop a parallel processing Relational Database Management System. Mr. Atal holds a bachelor’s degree in computer science and mathematics from Cornell University, a master’s of science degree in computer science from the University of Wisconsin-Madison and a master’s degree in business administration from the University of Oregon.

B. Compensation

For fiscal year 2012, the aggregate compensation (including director’s fees, but excluding grants of RSUs that are described below) to our directors and executive officers included in the list under the heading “— Directors and Executive Officers of our Group” was $1.4 million, which included $0.3 million in base salary, $0.2 million in housing and rent allowance, $0.2 million in special allowances and $0.7 million in performance linked bonuses and others. The foregoing compensation figures include $0.06 million which may be awarded in the form of RSUs at the option of the relevant director. Our employment agreements (as amended from time to time) with each of our group chief executive officer, group chief financial and operating officer and group chief commercial officer provide for bonus entitlements calculated as a percentage of gross annual salary and linked to gross sales targets of our company. Our employment agreements with our other executive officers provide for a variable performance component which is payable upon each of the individual officer and our company attaining certain performance targets. Except as otherwise disclosed, these aggregate cash compensation amounts for fiscal year 2012 do not include stock compensation and employee benefits to our directors and executive officers. Stock compensation to our directors and executive officers are disclosed separately in the tables under “— Outstanding Options” and “Outstanding RSUs,” and employee benefits to our directors and executive officers are disclosed separately under “— Employee Benefit Plans.”

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

Although we do not intend to make additional grants under our Equity Option Plan, the options already granted under Equity Option Plan continue to remain valid and exercisable. The following paragraphs describe the principal terms of our Equity Option Plan.

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

Option Exercise and Expiration

Unless otherwise specified in the grant, vested options must be exercised prior to the earliest of the following dates:

•	48 months from the vesting date.

•	72 months from the date of grant.

•	six months following the recipient’s date of voluntary resignation or termination of employment, other than due to death, disablement or retirement.

•	one year following the death of a recipient or termination due to disablement or retirement.

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

Amendment or Termination

Our board of directors may at any time amend, alter or terminate our Equity Option Plan or any grant under our Equity Option Plan. However, amendments to any grant under our Equity Option Plan are subject to consent from the recipient of such grant, if such amendment would impair or prejudice the rights of such recipient. Additionally, the approval of shareholders holding not less than 75% of our issued share capital will be required to increase the number of shares available for issuance under options granted pursuant to our Equity Option Plan, change the exercise price of any option or to extend the maximum period during which grants under our Equity Option Plan may be made. The term of our Equity Option Plan was for an initial seven years but was extended to June 1, 2012 pursuant to a board resolution passed on June 12, 2009 which had retrospective effect from June 1, 2007. Our Equity Option Plan was subsequently amended and restated, and extended to June 1, 2014, pursuant to board and shareholder resolutions passed on May 25, 2010.

Number of Shares granted under 2001 Equity Option Plan

As of March 31, 2012, pursuant to our Equity Option Plan, we had outstanding options exercisable into a total of 823,221 ordinary shares with exercise price ranging from $0.4875 to $5.3940.

Share Incentive Plan

We adopted the MakeMyTrip 2010 Share Incentive Plan on May 25, 2010, or our Share Incentive Plan, upon which our Share Incentive Plan became immediately effective. Although our Equity Option Plan will continue to be valid under its terms and will govern the terms of all options granted thereunder, we intend to grant all new equity share awards under our Share Incentive Plan.

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

Restricted Share Units

Our board of directors is authorized to grant, in its sole discretion, restricted share units, or RSUs, to our directors, executive officers and employees. The RSUs have been awarded so far in lieu of cash compensation, as an incentive for future performance and as a reward for past performance. Each grant of RSUs is subject to various vesting conditions as determined by our board of directors. Such vesting conditions may include, for example, the vesting schedule, expiration dates and employment restrictions.

Upon exercise of a holder’s RSUs, subject to applicable laws, our company will issue to the holder one unrestricted, fully transferable share (or the fair market value of one such share in cash) for each vested and nonforfeitable RSU. RSUs may be paid in cash, shares or both, as determined by our board of directors.

The RSUs may be exercised using a cashless exercise method. In a cashless exercise, the holder of the RSUs exercises the RSUs by simultaneously selling the shares underlying the RSUs upon exercise. Our board or compensation committee may also require the holder of the RSUs (especially in the case where such method of cashless exercise may contravene certain regulatory requirements) to surrender the RSUs to our company at the selling price of the shares underlying the RSUs in lieu of such exercise and simultaneous sale of shares. In each of the foregoing, the holder of the RSUs is only entitled to receive the difference between the selling price and the exercise price for the RSUs, after deduction of all applicable taxes and expenses.

The term of a dividend equivalent award, share payment award, deferred share award and/or RSU award will be determined by our board of directors in its sole discretion.

During fiscal year 2012, we granted 977,693 RSUs, of which 762,911 RSUs were granted to our directors and executive officers. See “— Outstanding RSUs” for more information.

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

Outstanding Options

During fiscal year 2010, options to acquire 1,201,240 ordinary shares were granted to several of our directors and executive officers. During fiscal years 2011 and 2012, no options were granted to any of our directors and executive officers under our Equity Option Plan. As set forth in the following table, outstanding options as of March 31, 2012 were:

Name	Shares Underlying Outstanding Options		Exercise Price	Date of Grant	Date of Expiration
	($ per share)
Keyur Joshi	89,000		1.98	June 25, 2009	June 25, 2013	(1)
Rajesh Magow	182,140		0.74	June 25, 2009	June 25, 2013	(1)
	114,000		1.98	June 25, 2009	June 25, 2013	(1)
	32,981		0.53	June 25, 2009	June 25, 2013	(1)
Other directors and executive officers(5)	72,000	(2)	0.53	June 25, 2009	June 25, 2013	(1)
	50,000	(3)	5.06	June 25, 2009	June 25, 2013	(1)
	135,000		0.53	January 4, 2010	See note	(4)

Notes:

(1)	All these options vested upon the date of grant and must be exercised prior to 48 months from their vesting date (i.e., the date of grant), subject to the terms of our Equity Option Plan.
(2)	In accordance with the terms of our Equity Option Plan, 44,000 of these shares may be sold at any time and the remaining 28,000 shares may be sold on or after August 17, 2012, the date falling two years after the completion of our initial public offering.
(3)	In accordance with the terms of our Equity Option Plan, 37,500 of these shares may be sold at any time and the remaining 12,500 shares may be sold on or after August 17, 2012, the date falling two years after the completion of our initial public offering.
(4)	These options vest in four equal installments upon each anniversary of the grant, commencing with the first anniversary of the grant. Such options must be exercised prior to the earlier of 48 months from their vesting date or 72 months from their date of grant, subject to the terms of our Equity Option Plan. See “- Equity Option Plan—Option Exercise and Expiration” above.
(5)	As of April 30, 2012, 675,121 outstanding options were held by our directors and executive officers.

Outstanding RSUs

During fiscal year 2012, 762,911 RSUs were issued under our Share Incentive Plan to our directors and executive officers, of which 2,436 fully vested RSUs were granted to our directors in lieu of cash compensation owed to them through March 31, 2011. As set forth in the following table, outstanding RSUs as of March 31, 2012 were:

Name	Total RSUs Granted in Fiscal Year 2012(1)		Exercise Price
	($ per share)
Deep Kalra	526,514	(2)	0.0005
Keyur Joshi	83,513	(3)	0.0005
Rajesh Magow	144,948	(4)	0.0005
Other executive officers	5,500	(5)	0.0005

Notes:

(1)	Does not include 2,436 fully vested RSUs granted to our directors in lieu of their cash compensation owed to them through March 31, 2011.
(2)	Includes (i) 5,700 RSUs granted on July 1, 2011 and 5,700 RSUs granted on September 1, 2011, which vest at a rate of 25% each six months; and (ii) 515,114 RSUs granted on September 1, 2011, which vest at a rate of 33.3% per year. These RSUs expire 48 months following the date of vesting in respect of the relevant tranche.
(3)	Includes (i) 3,600 RSUs granted on July 1, 2011 and 3,600 RSUs granted on September 1, 2011, which vest at a rate of 25% each six months; and (ii) 76,313 RSUs granted on September 1, 2011, which vest at a rate of 33.3% per year. These RSUs expire 48 months following the date of vesting in respect of the relevant tranche.
(4)	Includes (i) 5,700 RSUs granted on July 1, 2011 and 5,700 RSUs granted on September 1, 2011, which vest at a rate of 25% each six months; and (ii) 133,548 RSUs granted on September 1, 2011, which vest at a rate of 33.3% per year. These RSUs expire 48 months following the date of vesting in respect of the relevant tranche.
(5)	These 5,500 RSUs were granted to our other executive officers on July 1, 2011 and vest at a rate of 25% each six months. These RSUs expire 48 months following the date of vesting in respect of the relevant tranche.

Employee Benefit Plans

We maintain employee benefit plans in the form of certain statutory and incentive plans covering substantially all of our employees. For fiscal year 2012, the aggregate amount set aside or accrued by us to provide for pension or retirement benefits for all our employees (including our directors and executive officers) was $1,102,653.

Provident Fund

In accordance with Indian law, all of our employees in India are entitled to receive benefits under the Employees’ Provident Fund Scheme, 1952, as amended, a retirement benefit scheme under which an equal amount of 12% of basic salary of an employee is contributed both by employer and employee in a fund with government/trust with company. Our company makes a monthly deposit to a government fund and we have contributed an aggregate of an aggregate of $955,497 in fiscal year 2012.

Gratuity

In accordance with Indian law, we pay gratuity up to our eligible employees in India. Under our gratuity plan, an employee is entitled to receive a gratuity payment on the termination of his or her employment if the employee has rendered continuous service to our company for not less than five years, or if the termination of employment is due to death or disability. The amount of gratuity payable to an eligible employee is equal to 15 days’ salary for every year of employment (or any portion of a year exceeding six months), and currently the aggregate amount of gratuity shall not exceed Rs. 1,000,000 (approximately $18,000). We have provided for an aggregate of $58,730 in fiscal year 2010, an aggregate of $176,957 in fiscal year 2011 and an aggregate of $147,156 in fiscal year 2012 for our gratuity payments.

Employment Agreements with Executive Officers

Each of our executive officers has entered into an employment agreement with MMT India. These agreements do not have fixed terms of employment. We may terminate the employment of our officers for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to any criminal offense theft, fraud, embezzlement, intoxication, violence, sexual harassment or damage to our reputation. Generally, either party may terminate employment at any time by giving the other party a written notice of three months or by paying an amount equal to three month’s salary in lieu of such notice. The employment agreements of Messrs. Deep Kalra, Keyur Joshi and Rajesh Magow were amended, effective April 1, 2010, to change the notice period for termination from three months to six months (or 12 months in the event of a change in control). Our company’s executive employment agreements do not provide for any special termination benefits, nor do we have any other arrangements with our executive officers for special termination benefits.

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

Audit Committee

Our audit committee consists of Messrs. Vivek N. Gour, Ranodeb Roy and Frederic Lalonde and is chaired by Mr. Gour. Each member of the audit committee satisfies the independence requirements of Rule 5605 of the Nasdaq Stock Market, Marketplace Rules and the independence requirements of Rule 10A-3 under the Exchange Act. Our board of directors also has determined that Mr. Gour qualifies as an audit committee financial expert within the meaning of the SEC rules. Our audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. Our audit committee is responsible for, among other things:

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

D. Employees

See “Item 4. Information on the Company — B. Business Overview — Employees.”

E. Share Ownership by Directors and Executive Officers

The following table sets forth information with respect to the beneficial ownership of our equity shares as of March 31, 2012 by each of our directors and all our directors and executive officers as a group. As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right. Ordinary shares subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages below are based on 37,159,605 ordinary shares outstanding as of March 31, 2012.

Equity Shares Beneficially Owned
March 31, 2012
Name	Number	Percent
Deep Kalra(1)	3,511,803	9.45%
Ravi Adusumalli	—	—
Aditya Tim Guleri(2)	*	*
Philip C. Wolf	*	*
Vivek N. Gour	*	*
Ranodeb Roy	—	—
Frederic Lalonde	*	*
Gyaneshwarnath Gowrea	—	—
Mohammad Akhtar Janally	—	—
Keyur Joshi(1)	*	*
Rajesh Magow	*	*
Mohit Gupta	*	*
Amit Somani(3)	*	*
All our directors and executive officers as a group(4)	4,248,802	11.25%

Notes:

*	Represents beneficial ownership of less than 1.0%.
(1)	Travogue Electronic Travel Private Limited, or Travogue, is a company controlled by Mr. Deep Kalra. Mr. Deep Kalra holds 78.4% of the equity shares of Travogue. Accordingly, Mr. Kalra’s beneficial ownership of our ordinary shares includes 507,528 ordinary shares held by him directly and 3,000,000 ordinary shares held indirectly through Travogue. Mr. Keyur Joshi has a 12.8% equity interest in Travogue.
(2)	Consists of ordinary shares held by Sierra Ventures Associates VIII, LLC as nominee for its members (including those shares held for the Guleri Family Trust UTD dated April 7, 1999, of which Mr. Aditya Tim Guleri is a trustee and beneficiary). Mr. Guleri is one of the managing members of Sierra Ventures Associates VIII, LLC, the sole general partner of Sierra Ventures VIII-A, L.P. and Sierra Ventures VIII-B, L.P., and may be deemed to control these entities. However, Mr. Guleri disclaims beneficial ownership of all shares held by these entities, except as stated above and except to the extent of his respective proportionate pecuniary interest therein.
(3)	Mr. Amit Somani holds options exercisable into our ordinary shares. As of the date of this annual report, 50% of these options have vested. Mr. Amit Somani has exercised 50% of such vested options. Assuming the exercise of all such options by Mr. Somani, he would beneficially own less than 1.0% of our issued share capital.
(4)	Includes 585,121 options and 16,436 RSUs currently exercisable or exercisable within 60 days of filing.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our ordinary shares as of March 31, 2012 held by each person who is known to us to have 5.0% or more beneficial share ownership based on an aggregate of 37,159,605 ordinary shares outstanding as of March 31, 2012.

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

	Equity Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent
SAIF(1)	11,836,570	31.85%
Tiger Global(2)	7,184,866	19.34%
Travogue(3)	3,000,000	8.07%

Notes:

(1)	Information is based on a report on Amendment No. 1 to Schedule 13G jointly filed with the SEC on February 6, 2012 by SB Asia Investment Fund II L.P., SAIF GP L.P., SAIF Partners II L.P. and SAIF II GP Capital Ltd. Mr. Andrew Y. Yan is the sole director and shareholder of SAIF II GP Capital Ltd., the sole general partner of SAIF Partners II L.P., which is the sole general partner of SAIF II GP L.P., which is in turn the sole general partner of SAIF, our shareholder. In our initial public offering on August 17, 2010, SAIF sold 709,710 ordinary shares, reducing its ownership percentage from 51.32% to 42.47%. In our follow-on public offering on June 2, 2011 (including the exercise of the over-allotment option on June 29, 2011), SAIF sold a total of 2,791,490 ordinary shares, reducing its ownership percentage from 41.68% to 32.12%.
(2)	Information is based on a report on Amendment No. 3 to Schedule 13G jointly filed with the SEC on January 11, 2012 by Tiger Global Private Investment Partners IV, L.P., Tiger Global PIP Performance IV, L.P., Tiger Global PIP Management IV, Ltd., Tiger Global Private Investment Partners V, L.P., Tiger Global PIP Performance V, L.P., Tiger Global PIP Management V, Ltd., Tiger Global, L.P., Tiger Global II, L.P. Tiger Global Master Fund, L.P., Tiger Global, Ltd., Tiger Global Investments, L.P., Tiger Global Performance, LLC and Tiger Global Management, LLC, collectively referred to as Tiger Global, and Mr. Charles P. Coleman III. Mr. Charles P. Coleman III controls the ultimate general partner of Tiger Global and is deemed to beneficially own all the shares held by Tiger Global. Following our initial public offering on August 17, 2010, Tiger Global purchased 500,000 ordinary shares on the open market, however its ownership percentage decreased from 12.14% to 11.99%. Following our follow-on offering on June 2, 2011, Tiger Global purchased 1,650,000 ordinary shares on the open market, increasing its ownership percentage from 11.77% to 15.79%. Tiger Global has since increased its ownership percentage to 19.34%.
(3)	Information based on a report on Schedule 13G jointly filed with the SEC on February 14, 2011 by Travogue and Mr. Deep Kalra. Travogue is a company controlled by Mr. Deep Kalra. Mr. Deep Kalra holds 78.4% of the equity shares of Travogue. Accordingly, Mr. Kalra’s beneficial ownership of our ordinary shares includes 507,528 ordinary shares held by him directly and 3,000,000 ordinary shares held indirectly through Travogue. Mr. Keyur Joshi has a 12.8% equity interest in Travogue.

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

As of March 31, 2012 there were approximately 23 holders of our ordinary shares of which four have registered addresses in the United States. Since certain of these ordinary shares were held by brokers or other nominees, the number of record holders in the US may not be representative of the number of beneficial holders or where the beneficial holders are resident. Each of our equity shares is entitled to one vote on all matters that require a vote of shareholders, and none of our shareholders has any contractual or other special voting rights.

B. Related Party Transactions

Our audit committee charter requires our audit committee to review all related party transactions on an ongoing basis and for all such transactions to be approved by our audit committee. The following is a summary of our related party transactions.

Shareholders Agreements

As of May 20, 2008, Mr. Deep Kalra, Mr. Keyur Joshi, Mr. Sachin Bhatia, Travogue, SAIF, Helion Venture Partners LLC, the Sierra Ventures entities, Tiger Global, Mr. Lee Fixel, Mr. Feroz Dewan, Mr. Scott Shleifer and our company entered into a shareholders agreement (which superseded earlier shareholders agreements) that contained various rights such as registration rights, pre-emption rights, rights of first refusal and co-sale rights, board nomination rights and information access rights as well as provided for matters which required special approval by certain of our shareholders.

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

Transactions with SAIF

In fiscal years 2010, 2011 and 2012, we earned revenue of $16,901, $22,442 and $0, respectively, from SAIF primarily for the sales of air tickets to it. These transactions were carried out in the ordinary course of our business and on an arm’s length basis.

In August 2011, we acquired a 19.98% equity interest in Le Travenues Technology Private Limited (Ixigo), which owns and operates www.ixigo.com, an online travel meta search engine. The holding company of Le Travenues Technology Private Limited is SAIF Partners India IV Limited, an affiliate of our shareholder that owned 31.85% of our shares as of March 31, 2012. Pursuant to the terms of this investment, we have the right to use the domain and source data of www.ixigo.com and Ixigo has the right to use the domain and source data of www.oktatabyebye.com, which is owned and operated by us.

Transactions with Chandra Capital

In fiscal years 2011 and 2012, we earned revenue of $4,560 and $45,808, respectively, from Chandra Capital, an investment company owned by Mr. Ravi Adusumalli, primarily from the sales of air tickets to it. Mr. Adusumalli is a director on our board of directors as a nominee of SAIF, one of our shareholders that owned 31.85% of our shares as of March 31, 2012. These transactions were carried out in the ordinary course of our business and on an arm’s length basis.

Transactions with PhoCusWright

From time to time, we purchase independent market reports on the travel and travel-related industry from PhoCusWright, a company founded by Mr. Philip C. Wolf, one of our directors. The amounts paid by us to PhoCusWright were $19,300, $25,100 and $28,998 in fiscal years 2010, 2011 and 2012, respectively.

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

C. Interest of Experts and Counsel

Not applicable

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” for a list of the financial statements filed as part of this annual report.

Legal Proceedings

Except as described below, there are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened, of which we are aware) which we believe could reasonably be expected to have a material adverse effect on our results of operations or financial position:

In November 2008, we received a show cause notice from the Indian income tax authorities and a demand for an additional payment of approximately Rs. 8.1 million (approximately $146,000) (exclusive of any applicable penalties) due to a reassessment of our taxable income in India for the assessment year 2005-2006, on the grounds of an increase proposed by the transfer pricing officer to adjust our international transactions to an arm’s length price and the disallowance of website development expenses as capital expenditure incurred during the year. In January 2009, we filed our objections to both the show cause notice and the demand for the additional payment with the Commissioner of Income Tax (Appeals). The demand for the additional payment was quashed by the income tax authorities in February 2009 after adjustment of brought forward losses. Our appeal against the show cause notice in connection with the transfer pricing matter was decided in our favor in February 2011. We also received partial relief from the disallowance of website development expenses as capital expenditure incurred. In May 2011, we filed our objections with the Income Tax Appellate Tribunal authorities, and a hearing is currently scheduled for September 18, 2012.

Further, in December 2009, we received a draft assessment order from the Indian income tax authorities for the assessment year 2006-2007, advising us of an upward revision in our declared income for the year due to an increase of approximately Rs. 8 million (approximately $145,000) proposed by the transfer pricing officer to adjust our international transactions to an arm’s length price, and a further increase of approximately Rs. 3.7 million (approximately $67,000) on account of the proposed disallowance of website development expenses as capital expenditure incurred during the year. In January 2010, we filed our objections with the Dispute Resolution Panel. These increases in our declared income were upheld by the Dispute Resolution Panel in September 2010. Further, in October 2010 we received an assessment order from the Indian income tax authorities initiating penalty proceedings against us under the Income Tax Act, 1961. In December 2010, we filed our further objections with the Income Tax Appellate Tribunal authorities, and a hearing is currently scheduled for September 18, 2012.

In October 2010, we received a preliminary assessment order from the transfer pricing officer covering the assessment year 2007-2008. The assessing officer issued an assessment order in January 2011 relating to this matter. Pursuant to these orders, the Indian income tax authorities advised us of an upward adjustment of our income of approximately Rs. 333 million (approximately $6.0 million) in order to reflect their assessment of the arm’s length price our international transactions and an addition of Rs. 26 million (approximately $470,000) due to the disallowance of website development expenses as capital expenditure incurred during the year. However, we received no demand for any additional tax payments because our carried forward losses exceeded taxable income. We filed our appeal with the Commissioner of Income Tax (Appeals) in March 2011. While we believe that we have a strong case in our favor, there can be no assurance that the Indian tax authorities will not take a different view.

In October 2011, we received a preliminary assessment order from the transfer pricing officer covering the assessment year 2008-2009. The assessing officer issued an assessment order in February 2012 advising us of an upward adjustment of our income of approximately Rs. 550 million (approximately $9.9 million) in order to reflect their assessment of the arm’s length price of our international transactions. Additional upward adjustments were made of approximately Rs. 66 million (approximately $1.2 million) due to the disallowance of website development expenses as capital expenditure incurred during the year and of approximately Rs. 120 million (approximately $2.2 million) due to the non-deduction of tax deducted at source on payment gateway charges. At issue was the amount of withholding taxes we are required to pay in connection with our payments to banks for use of their payment gateway facilities. We also received a demand for additional tax payments amounting to approximately Rs. 43 million (approximately $0.8 million) but this demand was dismissed by the income tax authorities in March 2012 following the adjustment of brought forward losses. In March 2012, we filed our objections with Commissioner of Income Tax (Appeals).

On June 2, 2009, we received a notification of complaint filed by Tata Sons Limited, or Tata, from the World Intellectual Property Organization, or WIPO, Arbitration and Mediation Center under the Uniform Domain Name Dispute Resolution Policy. Tata alleged that our use of the word “tata” in the domain name for our Indian online travel community website, “www.oktatabyebye.com,” derived benefit from the goodwill of the “Tata” name. On August 11, 2009, WIPO ordered that our domain name be transferred to Tata. The order can be contested in a court of appropriate jurisdiction and we have accordingly appealed against the order at the High Court of Delhi and the United States District Court in the Western District of Washington. In furtherance of our appeal in India, we and Tata have agreed to stay all proceedings in the United States until the Indian proceedings are resolved or terminated, and that in the event of resolution in the Indian proceedings, the parties will cooperate with one another and perform any acts reasonably necessary to comply with the Indian court’s ruling. The parties have since mutually agreed to withdraw the case filed in the United States. The next hearing is scheduled for August 31, 2012 in the Delhi High Court.

During the year ended March 31, 2009, a general industry wide inquiry was initiated by the Mumbai Zonal Unit of Directorate General of Excise Intelligence & Customs, an excise and customs tax regulatory authority in India, on various travel agencies in India with regard to compliance with service tax rules and regulations by travel companies in India. Pursuant to an audit conducted by the service tax authorities, we received a notice in October 2010 with a demand of service tax on certain matters, some of which relate to the travel industry in India and involve complex interpretation of law. Based on legal advice, we believe that we have a strong case in our favor and we filed our response to this notice in March 2011. A hearing will be held on July 18, 2012.

In October 2011, we received a notice for financial year 2010-2011 from service tax authorities with a demand regarding certain matters, some of which relate to the travel industry in India and involve complex interpretation of law. Based on legal advice, we believe that we have a strong case in our favor and we have filed our response to this notice in January 2012.

In August 2010, we were informed that one of our competitors may have filed a criminal complaint in India against us likely alleging the misuse of domain names similar to the name of such competitor’s website. The police authorities are investigating the matters in such complaint, which was filed by our competitor, Ezeego1, and we are cooperating with the authorities and have responded to questions in respect of such pending investigation. However, we have not received any notice of claim or summons either from any Indian court or such competitor and we believe that such complaint is without merit or basis. We have separately filed a criminal complaint for defamation against Ezeego1 and certain other parties in the court of the Sessions Judge, Patiala House, New Delhi in respect of statements relating to proceedings purported to be pending against us, and the accused have been summoned to appear at a court hearing scheduled for August 6, 2012.

B. Significant Changes

There has been no significant subsequent event following the close of the last financial year up to the date of this annual report that are known to us and require disclosure in this annual report for which disclosure was not made in this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our outstanding ordinary shares are currently listed and traded on the Nasdaq Global Market under the symbol “MMYT.”

The following table shows the reported high and low trading prices quoted in US dollars for our ordinary shares on the Nasdaq Global Market.

	Nasdaq Global Market Price Per Ordinary Share
Period	High	Low
Fiscal Year
2011(1)	$42.88	$20.75
2012	$34.22	$16.06
Fiscal Quarter
2011
2nd Quarter(1)	$42.88	$20.75
3rd Quarter	$40.80	$23.81
4th Quarter	$32.41	$24.03
2012
1st Quarter	$34.22	$21.37
2nd Quarter	$26.25	$16.06
3rd Quarter	$33.90	$21.01
4th Quarter	$24.93	$20.36
Month
2011
December	$25.43	$23.26
2012
January	$24.93	$21.53
February	$24.70	$20.36
March	$24.50	$22.60
April	$23.60	$16.99
May	$21.06	$13.17
June(2)	$16.66	$12.26

Notes:

(1)	From August 17, 2010 following completion of our initial public offering on the Nasdaq Global Market.
(2)	Until June 18, 2012.

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

Our Constitution states that the objects of our company are to carry out any business or activity permitted under our company’s Category 1 Global Business Licence, and to the extent permitted by law, our company may effect any business transaction and take any steps which it considers expedient to further the objects of our company.

As of March 31, 2012, our stated capital was $151,359,855.90 comprising 37,159,605 ordinary shares with a par value of $0.0005 each.

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

Meetings of Shareholders

An annual shareholders’ meeting shall be convened by our board of directors not more than once in each year and not later than six months after our balance sheet date. Special meetings of shareholders may be convened by our board of directors or on the written request of shareholders holding shares carrying together not less than 5% of the voting rights entitled to be exercised on the issue. Subject to our Constitution, advance notice of at least 14 days is required for the convening of our annual shareholders’ meeting and any special meeting of our shareholders. A quorum for a shareholders meeting shall be present where the shareholders or their proxies are present or have cast postal votes, who are between them able to exercise not less than 33.3% of the votes to be cast on the business to be transacted by the meeting.

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

Compulsory Acquisition

The Financial Services Commission in Mauritius has issued the Securities (Takeover) Rules 2010, or the Rules, under the Financial Services Act 2007 of Mauritius and the Mauritius Securities Act which may apply to takeover offers where the offeree is a reporting issuer in Mauritius and to a corporation holding a global business license which is listed on a relevant securities exchange. The Rules include provisions, inter alia, for the making of a mandatory offer and compulsory acquisition of shares. The Rules came into operation on May 1, 2011.

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

C. Material Contracts

Described herein.

D. Exchange Controls

General

The Government of India regulates ownership of Indian companies by foreigners. Foreign investment in securities issued by Indian companies is generally regulated by the Foreign Exchange Management Act, or FEMA, read with the rules, regulations and notifications issued under FEMA. A person resident outside India can transfer any security of an Indian company or any other security to an Indian resident only in accordance with the terms and conditions specified in FEMA and the rules, regulations and notifications made thereunder or as permitted by the RBI.

Foreign Direct Investment

The Government of India, pursuant to its liberalization policy, set up the Foreign Investment Promotion Board, or FIPB, to regulate all foreign direct investment. Foreign direct investment, or FDI, means investment by way of subscription and/or purchase of shares or securities convertible or exchangeable into shares of an Indian company by a non resident investor. FDI in India can be either through the automatic route where no prior approval of any regulatory authority is required or through the government approval route. Over a period of time, the Government of India has relaxed the restrictions on foreign investment. Subject to certain conditions, under current regulations, FDI in most industry sectors does not require prior approval of the FIPB or the RBI if the percentage of equity holding by all foreign investors does not exceed specified industry-specific thresholds. These conditions include certain minimum pricing requirements, compliance with the Securities and Exchange Board of India, or SEBI, (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, as amended, or the Takeover Code, and ownership restrictions based on the nature of the foreign investor. FDI is prohibited in certain sectors such as retail trading. Also, certain investments require the prior approval of the FIPB, including:

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

The Government of India amended the method of calculating foreign investment in an Indian company pursuant to Press Note No. 2 (2009 Series) dated February 13, 2009 and Press Note No. 4 (2009 Series) dated February 25, 2009.

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

Exchange Rates

Our consolidated financial statements and other financial data included in this annual report are presented in US dollars. Our business and operations are primarily conducted in India through our Indian subsidiary, MMT India. The functional currency of MMT India is Indian Rupees and its revenues and expenses are denominated in that currency. We report our consolidated financial results in US dollars. The conversion of Indian Rupees into US dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of Indian Rupees as certified for customs purposes by the Federal Reserve Bank of New York. For your convenience, unless otherwise noted, all translations from Indian Rupees to US dollars and from US dollars to Indian Rupees in this annual report were made at a rate of Rs. 55.34 per $1.00, the noon buying rate in effect as of June 15, 2012. We make no representation that any Indian Rupee or US dollar amounts referred to in this annual report could have been or could be converted into US dollars or Indian Rupees, as the case may be, at any particular rate or at all. The effects of foreign currency translation adjustments are included as a component of other comprehensive income in our shareholders’ equity.

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

	Indian Rupees per US Dollar Noon Buying Rate
Period	Period End	Average(1)	Low	High
Fiscal Year
2007	39.41	41.00	38.48	44.49
2008	48.58	43.70	39.12	50.12
2009	46.40	48.22	46.00	51.96
2010	44.80	45.58	43.90	47.49
2011	53.01	46.86	44.00	53.71
Month
December 2011	53.01	52.38	51.23	53.71
January 2012	49.54	51.00	49.39	53.11
February 2012	48.99	49.18	48.65	49.48
March 2012	50.89	50.36	49.14	51.38
April 2012	52.65	51.69	50.64	52.65
May 2012	56.38	54.33	52.50	56.38
June(2)	55.34	55.46	54.91	55.69

Notes:

(1)	Averages for a period other than one month are calculated by using the average of the noon buying rate at the end of each month during the period. Monthly averages are calculated by using the average of the daily noon buying rates during the relevant month.
(2)	Through June 15, 2012.

Source:	Federal Reserve Statistical Release.

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

Mauritius currently has no capital gains tax and has no taxation in the nature of a withholding tax on the payment of dividends. There is no withholding tax requirement on interest or royalties payments applicable to us as a holder of a Category 1 Global Business Licence issued by the Financial Services Commission in Mauritius where such interest are paid to a non-resident of Mauritius not carrying on any business in Mauritius and such royalties are paid to non-residents of Mauritius. There is no estate duty, inheritance tax or gift tax in Mauritius.

Under existing Mauritius laws:

•	no capital, transfer or registration duties are levied in Mauritius on the issue, purchase or sale of our ordinary shares;

•

dividend payments or other distributions to holders of our ordinary shares are exempt from Mauritius tax, and no withholding will be required of our company on dividend payments or other distributions; and

•	gains derived from the sale or disposition of our ordinary shares will not be subject to Mauritius tax.

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

Dividends and Other Distributions

Subject to the PFIC rules discussed below, the gross amount (in US dollars) of any distribution we make to you with respect to our ordinary shares (including the amount of any taxes withheld therefrom) will generally be includible in your gross income as dividend income on the date of receipt, but only to the extent that such distribution is paid out of our current or accumulated earnings and profits (as determined under US federal income tax principles). Amounts not treated as dividend income for US federal income tax purposes will constitute a return of capital and will first be applied against and reduce your tax basis in your ordinary shares, but not below zero. Distributions in excess of our current and accumulated earnings and profits and your tax basis in your ordinary shares will be treated as capital gain realized on the sale or other disposition of the ordinary shares. However, we do not intend to calculate our earnings and profits under US federal income tax principles. Therefore, you should expect that any distribution we make to you will be reported as a dividend even if such distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Any dividends we pay may not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other US corporations.

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

Passive Foreign Investment Company

Based on, among other things, the current and anticipated valuation of our assets and composition of our income and assets, we do not believe we were a PFIC for US federal income tax purposes for our taxable year ending March 31, 2012. However, the application of the PFIC rules is subject to uncertainty in several respects. In addition, a separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year.

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

Additional Reporting Requirements

U.S. individuals that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 are generally required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties, and (iii) interests in foreign entities. Our ordinary shares may be subject to these rules. US Holders that are individuals should consult their tax advisers regarding the application of this requirement to their ownership of the our shares.

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

Foreign Exchange Risk. We are exposed to movements in currency exchange rates, primarily those related to the US dollar and the Indian Rupee. As the functional currency of MMT India, our key operating subsidiary, is the Indian Rupee, our exposure to foreign currency risk primarily arises in respect of our non-Indian Rupee-denominated trade and other receivables, trade and other payables and cash and cash equivalents, which were $5.1 million, $17.1 million and $3.6 million, respectively, as of March 31, 2012, and $3.6 million, $11.0 million and $1.0 million, respectively, as of March 31, 2011. Based on our operations in fiscal year 2012, a 10.0% appreciation of the US dollar against the Indian Rupee as of March 31, 2012, assuming all other variables remained constant, would have decreased our profit for the year by $0.8 million. Similarly, a 10.0% depreciation of the US dollar against the Indian Rupee as of March 31, 2012, assuming all other variables remained constant, would have increased our profit for the year by $0.8 million. Based on our operations in fiscal year 2011, a 10.0% appreciation of the US dollar against the Indian Rupee as of March 31, 2011, assuming all other variables remained constant, would have decreased our profit for the year by $0.6 million. Similarly, a 10.0% depreciation of the US dollar against the Indian Rupee as of March 31, 2011, assuming all other variables remained constant, would have increased our loss for the year by $0.4 million.

We are also exposed to movements between the US dollar and the Indian Rupee in our operations, as approximately 7.2% and 11.1% of our revenue for fiscal years 2011 and 2012, respectively, was generated by MMT India from its air ticketing business and received in US dollars although our expenses are generally incurred in Indian Rupees. We currently do not have any hedging agreements or similar arrangements with any counter-party to cover our exposure to any fluctuations in foreign exchange rates. While we do incorporate margins in our pricing to cover any adverse fluctuations in foreign exchange rates, there can be no assurance that such margins will adequately protect us from adverse fluctuations in foreign exchange rates and hence our earnings remain susceptible to foreign exchange rate fluctuations. However as this risk associated with currency exchange is largely confined to our non-Indian Rupee revenue, we believe our exposure is minimal and immaterial.

Interest Rate Risk. Our exposure to interest rate risk for changes in interest rates relates primarily to our term deposits and bank overdrafts. As of March 31, 2012, we had fixed rate financial instruments consisting of $66.3 million of term deposits. As of March 31, 2011, we had fixed rate financial instruments consisting of $16.9 million of term deposits and $3.9 million of variable rate financial instruments, consisting of our bank overdrafts. We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. Our future interest income and financing cost may fluctuate in line with changes in interest rates. We do not account for any fixed rate financial instruments at fair value through profit or loss. As of March 31, 2012, we had no variable rate financial instruments. Accordingly, a change in interest rates as of March 31, 2012 would not have affected our profit or loss. Based on our consolidated balance sheet as of March 31, 2012, a sensitivity analysis shows that any increase in interest rates as of March 31, 2012 would not have affected our profit or loss and would not have had any impact on our equity.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 15.	CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

As required by Rules 13a-15 and 15d-15 under the Exchange Act, management, including our group chief executive officer and our group chief financial and operating officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding our required disclosure.

Based on the foregoing, our group chief executive officer and our group chief financial and operating officer have concluded that, as of March 31, 2012, our disclosure controls and procedures were effective.

B. Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, as issued by IASB;

•	provide reasonable assurance that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, with the participation of our group chief executive officer and our group chief financial and operating officer, assessed the effectiveness of our internal control over financial reporting as of March 31, 2012. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation, our management has concluded that our internal control over financial reporting was effective as of March 31, 2012.

We acquired Luxury Tours and Travel Pte Limited on May 9, 2011, and in making the assessment of effectiveness of the Company’s internal control over financial reporting as of March 31, 2012, we excluded Luxury Tours and Travel Pte Limited’s internal control over financial reporting associated with total assets of $6,123,614 (of which $ 3,067,269 represents goodwill and intangibles included within the scope of the assessment) and total revenues of $12,093,348 included in the consolidated financial statements as of and for the year ended March 31, 2012.

Our independent registered public accounting firm, KPMG, has audited the consolidated financial statements included in this annual report on Form 20-F, and as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of March 31, 2012.

C. Attestation Report of the Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

MakeMyTrip Limited:

We have audited MakeMyTrip Limited and subsidiaries’ (“the Company”) internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that of receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Company acquired Luxury Tours and Travel Pte Limited during the year ended March 31, 2012, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of March 31, 2012, Luxury Tours and Travel Pte Limited’s internal control over financial reporting associated with total assets of $6,123,614 (of which $ 3,067,269 represents goodwill and intangibles included within the scope of the assessment) and total revenues of $12,093,348 included in the consolidated financial statements of the Company as of and for the year ended March 31, 2012. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Luxury Tours and Travel Pte Limited.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Company as of March 31, 2012 and 2011, and the related consolidated statements of comprehensive income (loss), changes in equity (deficit) and cash flows for each of the years in the three-year period ended March 31, 2012, and our report dated June 25, 2012 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Gurgaon, India

June 25, 2012

D. Changes in Internal Control over Financial Reporting

Management has evaluated, with the participation of our group chief executive officer and our group chief financial and operating officer, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on the evaluation we conducted, management has concluded that no such changes have occurred.

In making its assessment of the changes in internal control over financial reporting during the period covered by this Annual Report, our management excluded an evaluation of the internal control over financial reporting of Luxury Tours and Travel Pte Limited, acquired during the year ended March 31, 2012. See Note 8 to the Consolidated Financial Statements for a discussion of the acquisitions.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Messrs. Vivek N. Gour, Ranodeb Roy and Frederic Lalonde and is chaired by Mr. Gour. Each of our audit committee members satisfies the independence requirements of Rule 5605 of the Nasdaq Stock Market, Marketplace Rules, and the independence requirements of Rule 10A-3 under the Exchange Act. See “Item 6. Directors, Senior Management and Employees — C. Board Practices” for the experience and qualifications of the members of the audit committee. Our board of directors also has determined that Mr. Gour qualifies as an audit committee financial expert within the meaning of the SEC rules.

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

Our financial statements prepared in accordance with IFRS are audited by KPMG, a firm registered with the Public Company Accounting Oversight Board in the United States.

KPMG has served as our independent registered public accountant for each of the years ended March 31, 2010, March 31, 2011 and March 31, 2012 for which audited statements appear in this annual report.

The following table shows the aggregate fees for professional services and other services rendered by KPMG and the various member firms of KPMG to us, including some of our subsidiaries, in fiscal years 2010, 2011 and 2012.

	Fiscal
	2010	2011	2012
Audit fees (audit and review of financial statements and offerings)	$102,631	$561,219	$326,979
Tax fees (tax audit, other certifications and tax advisory services)	82,300	76,568	80,633
All other fees (advisory services)	—	56,598	2,705

Total	$184,931	$694,385	$410,317

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable

PART III

ITEM 17.	FINANCIAL STATEMENTS

See “Item 18. Financial Statements” for a list of the financial statements filed as part of this annual report.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report, together with the report of the independent registered public accounting firms:

•	Report of Independent Registered Public Accounting Firm.

•	Consolidated Statements of Financial Position as of March 31, 2011 and 2012.

•	Consolidated Statements of Comprehensive Income (Loss) for the years ended March 31, 2010, 2011 and 2012.

•	Consolidated Statements of Changes in Equity (Deficit) for the years ended March 31, 2010, 2011 and 2012.

•	Consolidated Statements of Cash Flows for the years ended March 31, 2010, 2011 and 2012.

•	Notes to the Consolidated Financial Statements.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this annual report:

1.1	Constitution of MakeMyTrip Limited (Incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

2.1	Form of ordinary share certificate (Incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.1	Amended and Restated MakeMyTrip.com 2001 Equity Option Plan (Incorporated by reference to Exhibit 10.1.1 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.2	MakeMyTrip 2010 Share Incentive Plan (Incorporated by reference to Exhibit 10.1.2 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.3	Third Amended and Restated Shareholders Agreement dated May 20, 2008 by and among the shareholders named therein and our company (Incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.4	Fourth Amended and Restated Shareholders Agreement dated July 16, 2010 by and among the shareholders named therein and our company (Incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

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

Form F-1 (File No. 333-172572) as filed with the SEC on March 2, 2011).

4.7	Second Amendment to the Subscriber Agreement and Amendment Agreement dated December 28, 2010 (effective as of August 1, 2010) by and between MMT India and Amadeus (Incorporated by reference to Exhibit 10.4.3 to the Registration Statement on Form F-1 (File No. 333-172572) as filed with the SEC on March 2, 2011).

4.8	Passenger Sales Agency Agreement dated August 30, 2002 by and between MMT India and each IATA member, represented by the Director General of IATA (Incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.9	Business Process Outsourcing Services Agreement dated March 5, 2008 by and between MMT India and IBM (Incorporated by reference to Exhibit 10.6.1 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.10	Statement of Work dated March 5, 2008 by and between MMT India and IBM, or the IBM Statement of Work (Incorporated by reference to Exhibit 10.6.2 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.11	First Amendment to the IBM Statement of Work dated July 16, 2008 (effective as of March 5, 2008), by and between MMT India and IBM (Incorporated by reference to Exhibit 10.6.3 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.12	Second Amendment to the IBM Statement of Work dated July 28, 2009 (effective as of May 1, 2009), by and between MMT India and IBM (Incorporated by reference to Exhibit 10.6.4 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.13	Amendment Number 3 to the Business Process Outsourcing Services Agreement dated November 4, 2009 (effective as of June 1, 2009) by and between MMT India and IBM (Incorporated by reference to Exhibit 10.6.5 to the Registration Statement on Form F-1 (File No. 333-172572) as filed with the SEC on March 2, 2011).

4.14	Fourth Amendment to the Business Process Outsourcing Services Agreement dated December 9, 2010 (effective as of April 1, 2010) by and between MMT India and IBM (Incorporated by reference to Exhibit 10.6.6 to the Registration Statement on Form F-1 (File No. 333-172572) as filed with the SEC on March 2, 2011).

4.15	Fifth Amendment to the Business Process Outsourcing Services Agreement dated December 10, 2010 (effective as of July 15, 2010) by and between MMT India and IBM (Incorporated by reference to Exhibit 10.6.7 to the Registration Statement on Form F-1 (File No. 333-172572) as filed with the SEC on March 2, 2011).

4.16	Sixth Amendment to the Master Services Agreement and Statement of Work dated December 18, 2010 (effective as of December 1, 2010) by and between MMT India and IBM (Incorporated by reference to Exhibit 10.6.8 to the Registration Statement on Form F-1 (File No. 333-172572) as filed with the SEC on March 2, 2011).

4.17	Seventh Amendment to Master Services Agreement and Statement of Work dated April 7, 2011 by and between MMT India and IBM (Incorporated by reference to Exhibit 10.6.9 to the Registration Statement on Form F-1 (File No. 333-172572) as filed with the SEC on May 13, 2011).

4.18**#	Eighth Amendment to the Master Services Agreement and Statement of Work dated October 27, 2011 (effective as of August 1, 2011) by and between MMT India and IBM.

4.19**#	Ninth Amendment to the Master Services Agreement and Statement of Work dated December 29, 2011 (effective as of January 1, 2012) by and between MMT India and IBM.

4.20**#	Statement of Work dated December 29, 2011 (effective as of January 1, 2012) by and between MMT India and IBM.

4.21	Services Agreement, or the Tecnovate Services Agreement, dated March 25, 2009 by and between MMT India and Tecnovate eSolutions Private Limited, or Tecnovate (Incorporated by reference to Exhibit 10.7.1 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.22	Amendment to the Tecnovate Services Agreement dated June 4, 2010 (effective as of March 24, 2010) by and between MMT India and Tecnovate (Incorporated by reference to Exhibit 10.7.2 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.23	Master Services Agreement dated July 6, 2009 by and between MMT India and RightNow Technologies, Inc (Incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.24	Sanction Letter for Working Capital Facilities dated September 7, 2009 by and between MMT India and HDFC Bank (including letter of amendment) (Incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.25	Sanction Letter for Working Capital Facilities dated January 6, 2011 by and between MMT India and HDFC Bank (Incorporated by reference to Exhibit 10.10.2 to the Registration Statement on Form F-1 (File No. 333-172572) as filed with the SEC on March 2, 2011).

4.26	Form of director and executive officer indemnification agreement (Incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

8.1**	List of subsidiaries of MakeMyTrip Limited.

12.1**	Certification by the Chief Executive Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2**	Certification by the Chief Financial Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1**	Consent of Independent Registered Public Accounting Firm.

**	Filed herewith
#	Confidential treatment requested

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: June 25, 2012

MAKEMYTRIP LIMITED

By:	/s/ Deep Kalra
Name:	Deep Kalra
Title:	Group Chairman and Group Chief Executive Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

MakeMyTrip Limited:

We have audited the accompanying consolidated statements of financial position of MakeMyTrip Limited and subsidiaries (“the Company”) as of March 31, 2012 and 2011, and the related consolidated statements of comprehensive income (loss), changes in equity (deficit) and cash flows for each of the years in the three-year period ended March 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 25, 2012 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG

Gurgaon, India

June 25, 2012

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at March 31
	Note	2011	2012
		(in USD)
Assets
Property, plant and equipment	17	3,762,598	7,064,373
Intangible assets	18	2,796,840	8,349,403
Trade and other receivables, net	20	600,067	807,159
Investment in equity-accounted investee	9	—	838,212
Other investment	10	—	4,416,543
Derivatives instruments		—	202,054
Term deposits	22	706,873	648,506
Other non-current assets	24	219,021	449,559
Deferred tax assets	19	2,924,308	8,892,842

Total non-current assets		11,009,707	31,668,651
Inventories		—	2,367,548
Current tax assets		3,855,431	5,908,213
Trade and other receivables, net	20	12,257,102	20,575,261
Term deposits	22	16,235,047	43,676,624
Other current assets	23	17,852,029	21,792,776
Cash and cash equivalents	21	51,730,321	43,798,230
Assets held for sale	7	—	404,109

Total current assets		101,929,930	138,522,761

Total assets		112,939,637	170,191,412

Equity
Share capital	25	17,546	18,576
Share premium	25	111,541,661	150,144,112
Fair value reserve		—	(428,937)
Accumulated deficit		(38,024,060)	(31,827,379)
Share based payment reserve	32	3,914,844	9,388,239
Foreign currency translation reserve	25	(1,174,111)	(8,578,442)

Total equity attributable to equity holders of the Company		76,275,880	118,716,169
Non-controlling interest		—	75,620

Total equity		76,275,880	118,791,789

Liabilities
Loans and borrowings	28	148,923	177,280
Employee benefits	31	667,050	681,135
Other non-current liabilities	30	503,320	1,487,658

Total non-current liabilities		1,319,293	2,346,073
Bank overdraft	21	3,855,977	—
Loans and borrowings	28	60,634	82,083
Derivatives instruments		—	149,135
Trade and other payables	33	29,694,702	46,697,644
Deferred income		26,533	23,122
Other current liabilities	29	1,706,618	2,101,566

Total current liabilities		35,344,464	49,053,550

Total liabilities		36,663,757	51,399,623

Total equity and liabilities		112,939,637	170,191,412

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		For the Year Ended March 31
	Note	2010	2011	2012
		(in USD)
Revenue
Air ticketing		32,119,488	47,622,719	76,190,303
Hotels and packages		50,287,896	74,557,976	116,701,137
Other revenue	11	1,152,822	2,540,692	3,707,818

Total revenue		83,560,206	124,721,387	196,599,258

Service cost
Procurement cost of hotel and packages services		42,292,226	63,650,910	98,474,788
Cost of air tickets coupon		985,482	—	9,939,556
Personnel expenses	12	16,562,034	14,399,040	26,520,745
Other operating expenses	13	28,160,506	40,698,895	54,868,655
Depreciation and amortization	14	1,569,747	1,910,637	2,790,154

Result from operating activities		(6,009,789)	4,061,905	4,005,360

Finance income	15	1,874,177	1,601,750	1,987,904
Finance costs	15	2,062,947	3,525,685	4,957,097

Net finance costs		(188,770)	(1,923,935)	(2,969,193)

Share of loss of equity-accounted investee	9	—	—	(65,957)

Profit (Loss) before tax		(6,198,559)	2,137,970	970,210
Income tax benefit (expense)	16	(8,428)	2,691,721	6,078,146

Profit (Loss) for the year		(6,206,987)	4,829,691	7,048,356

Other comprehensive income (loss)
Foreign currency translation differences on foreign operations	15	1,651,468	(301,952)	(7,421,044)
Net change in fair value of available-for-sale financial assets	15	—	—	(428,937)
Defined benefit plan actuarial gains (losses)		(14,431)	(73,356)	23,223
Income tax benefit (expense) on other comprehensive income (loss)	16	5,590	24,514	(7,535)

Other comprehensive income (loss) for the year, net of tax		1,642,627	(350,794)	(7,834,293)

Total comprehensive income (loss) for the year		(4,564,360)	4,478,897	(785,937)

Profit (Loss) attributable to:
Owners of the Company		(6,206,239)	4,827,471	7,183,935
Non-controlling interest		(748)	2,220	(135,579)

Profit (Loss) for the year		(6,206,987)	4,829,691	7,048,356

Total comprehensive income (loss) attributable to:
Owners of the Company		(4,563,894)	4,476,742	(633,645)
Non-controlling interest		(466)	2,155	(152,292)

Total comprehensive income (loss) for the year		(4,564,360)	4,478,897	(785,937)

Earnings (Loss) per share
Basic	27	(0.35)	0.17	0.20
Diluted	27	(0.35)	0.15	0.19

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

	Attributable to Equity Holders of the Company						Non- Controlling Interest	Total Deficit
	Share Capital	Share Premium	Accumulated Deficit	Share Based Payment Reserve	Foreign Currency Translation Reserve	Total
	(In USD)
Balance as at April 1, 2009	8,714	10,816,307	(36,295,338)	756,199	(2,523,402)	(27,237,520)	4,061	(27,233,459)
Total comprehensive income (loss) for the year
Loss for the year	—	—	(6,206,239)	—	—	(6,206,239)	(748)	(6,206,987)

Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	1,651,184	1,651,184	284	1,651,468
Defined benefit plan actuarial gains (losses), net of tax	—	—	(8,839)	—	—	(8,839)	(2)	(8,841)

Total other comprehensive income (loss)	—	—	(8,839)	—	1,651,184	1,642,345	282	1,642,627

Total comprehensive income (loss) for the year	—	—	(6,215,078)	—	1,651,184	(4,563,894)	(466)	(4,564,360)

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	6,771,376	—	6,771,376	—	6,771,376
Issue of ordinary shares on exercise of share options	53	540,215	—	(465,665)	—	74,603	—	74,603

Total contributions by owners	53	540,215	—	6,305,711	—	6,845,979	—	6,845,979

Transactions with non-owners, recorded directly in equity
Contributions by non-owners
Issue of ordinary shares by a subsidiary on exercise of share options	—	—	—	—	—	—	795	795

Total contributions by non-owners	—	—	—	—	—	—	795	795

Balance as at March 31, 2010	8,767	11,356,522	(42,510,416)	7,061,910	(872,218)	(24,955,435)	4,390	(24,951,045)

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT) — (Continued)

	Attributable to Equity Holders of the Company
	Share Capital	Share Premium	Accumulated Deficit	Share Based Payment Reserve	Foreign Currency Translation Reserve	Total	Non- controlling Interest	Total Equity (Deficit)
	(In USD)
Balance as at April 1, 2010	8,767	11,356,522	(42,510,416)	7,061,910	(872,218)	(24,955,435)	4,390	(24,951,045)
Total comprehensive income (loss) for the year
Profit for the year	—	—	4,827,471	—	—	4,827,471	2,220	4,829,691

Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	(301,893)	(301,893)	(59)	(301,952)
Defined benefit plan actuarial gains (losses), net of tax	—	—	(48,836)	—	—	(48,836)	(6)	(48,842)

Total other comprehensive income (loss)	—	—	(48,836)	—	(301,893)	(350,729)	(65)	(350,794)

Total comprehensive income (loss) for the year	—	—	4,778,635	—	(301,893)	4,476,742	2,155	4,478,897

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	527,285	—	527,285	—	527,285
Issue of ordinary shares on exercise of share options	540	4,965,951	—	(3,648,035)	—	1,318,456	—	1,318,456
Transfer to accumulated deficit on expiry of share options	—	—	26,316	(26,316)	—	—	—	—
Convertible and redeemable preference shares converted to ordinary shares at initial public offering	6,162	41,179,783	—	—	—	41,185,945	—	41,185,945
Issue of ordinary shares through initial public offering, net of issuance costs	2,077	54,039,405	—	—	—	54,041,482	—	54,041,482

Total contributions by owners	8,779	100,185,139	26,316	(3,147,066)	—	97,073,168	—	97,073,168

Changes in ownership interests in subsidiaries
Acquisition of non-controlling interest	—	—	(318,595)	—	—	(318,595)	(6,545)	(325,140)

Total changes in ownership interest in subsidiaries	—	—	(318,595)	—	—	(318,595)	(6,545)	(325,140)

Total transactions with owners	8,779	100,185,139	(292,279)	(3,147,066)	—	96,754,573	(6,545)	96,748,028

Balance as at March 31, 2011	17,546	111,541,661	(38,024,060)	3,914,844	(1,174,111)	76,275,880	—	76,275,880

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY — (Continued)

	Attributable to Equity Holders of the Company
	Share Capital	Share Premium	Fair Value Reserve	Accumulated Deficit	Share Based Payment Reserve	Foreign Currency Translation Reserve	Total	Non- Controlling Interest	Total Equity
	(In USD)
Balance as at April 1, 2011	17,546	111,541,661	—	(38,024,060)	3,914,844	(1,174,111)	76,275,880	—	76,275,880
Total comprehensive income (loss) for the year
Profit (loss) for the year	—	—	—	7,183,935	—	—	7,183,935	(135,579)	7,048,356

Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	(7,404,331)	(7,404,331)	(16,713)	(7,421,044)
Net change in fair value of available-for-sale financial assets	—	—	(428,937)	—	—	—	(428,937)	—	(428,937)
Defined benefit plan actuarial gains, net of tax	—	—	—	15,688	—	—	15,688	—	15,688

Total other comprehensive income (loss)	—	—	(428,937)	15,688	—	(7,404,331)	(7,817,580)	(16,713)	(7,834,293)

Total comprehensive income (loss) for the year	—	—	(428,937)	7,199,623	—	(7,404,331)	(633,645)	(152,292)	(785,937)

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	6,951,549	—	6,951,549	—	6,951,549
Issue of ordinary shares on exercise of share options	257	2,326,010	—	—	(1,461,737)	—	864,530	—	864,530
Transfer to accumulated defecit on expiry of share options	—	—	—	16,417	(16,417)	—	—	—	—
Issue of ordinary shares through follow-on public offering, net of issuance costs	773	36,276,441	—	—	—	—	36,277,214	—	36,277,214

Total contributions by owners	1,030	38,602,451	—	16,417	5,473,395	—	44,093,293	—	44,093,293

Changes in ownership interests in subsidiaries
Financial liability for acquisition of non-controlling interest	—	—	—	(870,934)	—	—	(870,934)	—	(870,934)
Acquisition of subsidiary with non-controlling interests	—	—	—	—	—	—	—	79,487	79,487
Subscription of new shares of subsidiary	—	—	—	(148,425)	—	—	(148,425)	148,425	—

Total changes in ownership interest in subsidiaries	—	—	—	(1,019,359)	—	—	(1,019,359)	227,912	(791,447)

Total transactions with owners	1,030	38,602,451	—	(1,002,942)	5,473,395	—	43,073,934	227,912	43,301,846

Balance as at March 31, 2012	18,576	150,144,112	(428,937)	(31,827,379)	9,388,239	(8,578,442)	118,716,169	75,620	118,791,789

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended March 31
	2010	2011	2012
	(in USD)
Cash flows from operating activities
Profit (Loss) for the year	(6,206,987)	4,829,691	7,048,356
Adjustments for:
Depreciation	908,844	1,114,958	1,651,252
Amortisation of intangible assets	660,903	795,679	1,138,902
Loss on disposal of intangible assets	—	2,930	—
Loss on disposal of property, plant and equipment	25,501	80,563	71,446
Net finance costs	188,770	1,923,935	2,969,193
Share of loss of equity-accounted investee	—	—	65,957
Share based payment	6,771,376	527,285	6,894,450
Income tax expense (benefit)	2,838	(2,691,721)	(6,078,146)
Change in inventories	820,830	—	(2,551,027)
Change in trade and other receivables	(5,441,867)	(2,286,381)	(8,795,720)
Change in other current assets	(3,062,608)	(10,253,524)	(6,346,230)
Change in trade and other payables	10,642,283	4,018,445	18,300,016
Change in employee benefits	98,692	180,601	123,267
Change in deferred income	(622,769)	(2,595,886)	—
Change in other non-current assets	49,375	(94,512)	(278,743)
Change in other current liabilities	192,135	1,142,508	257,295
Change in other non-current liabilities	116,303	57,884	6,120
Income tax (paid) refund	87,682	(3,084,612)	(3,597,454)

Net cash from (used in) operating activities	5,231,301	(6,332,157)	10,878,934

Cash flows from investing activities
Interest received	892,861	2,289,667	928,687
Proceeds from sale of property, plant and equipment	11,630	41,936	21,265
Investment in term deposits (net)	3,653,559	(2,519,501)	(29,852,568)
Acquisition of property, plant and equipment	(653,776)	(1,272,495)	(5,538,589)
Payment for business acquisition, net of cash acquired	—	—	(2,446,455)
Acquisition of equity-accounted investee	—	—	(1,022,913)
Acquisition of other investment	—	—	(4,845,480)
Acquisition of intangible assets	(452,544)	(1,573,886)	(3,468,503)

Net cash from (used in) investing activities	3,451,730	(3,034,279)	(46,224,556)

Cash flows from financing activities
Proceeds from issuance of shares on exercise of share options	75,398	1,318,456	864,530
Direct cost incurred in relation to public offerings	—	(6,198,945)	(1,725,428)
Proceeds from issuance of ordinary shares through public offerings	—	58,153,844	37,122,648
Acquisition of non-controlling interests	—	(325,140)	—
Proceeds from (repayment of) bank loans	104,935	64,605	(158,486)
Payment of finance lease liabilities	(73,453)	(61,162)	(63,657)
Interest paid	(316,923)	(588,299)	(806,790)

Net cash from (used in) financing activities	(210,043)	52,363,359	35,232,817

Increase (decrease) in cash and cash equivalents	8,472,988	42,996,923	(112,805)
Cash and cash equivalents at beginning of the year	(2,442,385)	5,345,460	47,874,344
Effect of exchange rate fluctuations on cash held	(685,143)	(468,039)	(3,963,309)

Cash and cash equivalents at end of the year	5,345,460	47,874,344	43,798,230

Supplementary information
Additions to property, plant and equipment represented by finance lease obligations	78,809	—	31,884

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1)	REPORTING ENTITY

MakeMyTrip Limited (the “Company”) is a Company domiciled in Mauritius. The address of the Company’s registered office is Multiconsult Limited, Rogers House, 5 President John Kennedy Street, Port Louis, Mauritius. The consolidated financial statements of the Company comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). The Company has four subsidiaries: MakeMyTrip (India) Private Limited, MakeMyTrip.com Inc, Luxury Tours and Travel Pte Ltd and Luxury Tours (Malaysia) Sdn Bhd, incorporated in India, the United States of America (U.S.), Singapore and Malaysia, respectively. The Company acquired Luxury Tours and Travel Pte Ltd on May 9, 2011. Further, the Company has incorporated Luxury Tours (Malaysia) Sdn Bhd on August 15, 2011.

The Group is primarily engaged in the business of selling travel products and solutions in India, the U.S, Singapore and Malaysia. The Group offers its customers the entire range of travel services including ticketing, tours and packages and hotels.

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On June 2, 2011, the Company completed the follow-on public offering of its ordinary shares on NASDAQ, pursuant to which the Company issued and sold 1,450,000 ordinary shares and certain of its existing shareholders (referred to as the “Selling Shareholders”) sold 3,794,000 ordinary shares at a price of USD 24 per share. The offering resulted in gross proceeds of USD 34,800,000 and net proceeds of USD 33,669,000 to the Company and gross proceeds of USD 91,056,000 and net proceeds of USD 88,096,680 to the Selling Shareholders, after deducting underwriting discounts and commissions. Additionally, the Company incurred offering related expenses of approximately USD 518,942. Further on June 29, 2011, the underwriters exercised their option to purchase 96,777 additional ordinary shares from the Company and 253,223 additional ordinary shares from the Selling Shareholders at the follow-on offering price of USD 24 per share to cover over-allotments, resulting in additional gross proceeds of USD 2,322,648 and net proceeds of USD 2,247,162 to the Company and additional gross proceeds of USD 6,077,352 and net proceeds of USD 5,879,838 to the Selling Shareholders, after deducting underwriting discounts and commissions.

2)	BASIS OF PREPARATION

(a)	Statement of Compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Accounting policies have been applied consistently to all periods presented in these financial statements.

The consolidated financial statements were authorized for issue by the Group’s Board of Directors on June 25, 2012.

(b)	Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•	derivative financial instruments are measured at fair value;

•	share-based payments are valued using the Black Scholes valuation model at the date the options are granted;

•	long term interest free security deposits are measured at fair value;

•	Available-for-sale financial assets are measured at fair value; and

•	Non-derivative financial instruments are measured at fair value.

(c)	Functional and Presentation Currency

These consolidated financial statements are presented in U.S. dollar (USD).

A Company’s functional currency is the currency of the primary economic environment in which an entity operates and is normally the currency in which the entity primarily generates and expends cash. USD is the functional currency of the Company and its subsidiary, MakeMyTrip.com Inc as it is the currency of the primary economic environment in which those entities operate. MakeMyTrip (India) Private Limited primarily operates its business in Indian Rupee (INR) and thus, INR has been determined to be the functional currency of MakeMyTrip (India) Private Limited. Luxury Tours and Travel Pte Ltd primarily operates its business in Singapore Dollars (SGD) and thus, SGD has been determined to be the functional currency of Luxury Tours and Travel Pte Ltd. Luxury Tours (Malaysia) Sdn Bhd primarily operates its business in Malaysia Ringgits (MYR) and thus, MYR has been determined to be the functional currency of this entity.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

Information about significant areas of estimation/uncertainty in applying accounting policies that have the most significant effect on the amounts recognised in the consolidated financial statements are as follows:

•	Note 3(d) and 10	Available for sale financial assets

•	Note 3(e) and 17	Property, plant and equipment

•	Note 3(f) and 18	Useful life of intangible assets

•	Note 3(j) and 31	Employee benefit plans

•	Note 3(p),16 and 19	Income taxes

•	Note 3(k)	Provisions and contingent liabilities

•	Note 3(d)	Valuation of derivatives

•	Note 3(j) and 32	Share based payment

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

•	Note 3(p),16 and 19	Realization of deferred tax assets related to tax losses and other deductible temporary differences

•	Note 3(j) and 31	Measurement of defined benefit obligations

3)	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

(a)	Basis of Consolidation

i)	Subsidiaries

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

ii)	Investment in Associates (Equity Accounted Investees)

Associates are those entities in which the Group has significant influence, but not control, over the financial and operating polices. Significant influence is presumed to exist when the Group holds between 20% and 50% of the voting power of another entity.

Investments in associates are accounted for using the equity method and are recognised initially at cost. The cost of investment includes transaction costs.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The consolidated financial statements include the Group’s share of the profit or loss and other comprehensive income of equity accounted investees, other adjustments to align the accounting policies with those of the Group, from the date that significant influence commences until the date that significant influence ceases.

iii)	Transactions Eliminated on Consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

(b)	Business Combinations

Business combinations are accounted for using the acquisition method as at the acquisition date, which is the date on which control is transferred to the Group. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. The cost of acquisition also includes the fair value of any contingent consideration, if any. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at fair value at the date of acquisition. Transaction costs incurred in connection with a business combination are expensed as incurred.

(c)	Foreign Currency

i)	Foreign Currency Transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Foreign currency differences arising on translation are recognized in profit or loss, except for the differences on available for sale equity investments, which are recognized in other comprehensive income arising on retranslation.

ii)	Foreign Operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustment arising on acquisition, are translated to USD at exchange rates at the reporting date. The income and expenses of foreign operations are translated to USD at an average exchange rate applicable during the period.

Foreign currency differences are recognized in other comprehensive income as foreign currency translation reserve (FCTR). However, if the operation is a non-wholly owned subsidiary, then the relevant proportionate share of the translation difference is allocated to non-controlling interest. When a foreign operation is disposed of, in part or in full, the relevant amount in the FCTR is transferred to profit or loss as part of the profit or loss on disposal.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(d)	Financial Instruments

i)	Non-Derivative Financial Assets

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

Available-for-sale Financial Assets

Available-for-sale financial assets are non-derivative financial assets that are either designated as available-for-sale or are not classified in any of the other categories. Available-for-sale financial assets are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses are recognized in other comprehensive income and presented within equity in the fair value reserve. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss. Available-for-sale financial assets comprise of equity securities.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

Interest, dividends, losses and gains relating to the financial liability are recognized in profit or loss.

v)	Derivative financial instruments

The Group has an embedded derivative feature in its preference share capital and in its investment in equity-accounted investees. Derivatives are recognized initially at fair value. Fair value of the derivative is determined on the inception using an appropriate valuation method. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted in profit or loss.

(e)	Property, Plant and Equipment

i)	Recognition and Measurement

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

iii)	Depreciation

Depreciation is calculated over the depreciable amount, which is the cost of an asset or other amount substituted for cost, less its residual value.

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives for each component of property, plant and equipment since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets are depreciated over the shorter of the lease term and their useful lives.

The estimated useful lives for the current and comparative periods are as follows:

• Computers	5 years
• Furniture and fixtures	6 years
• Office equipments	7 years
• Motor vehicles	7 years
• Diesel generator sets	7 years

Leasehold improvements are depreciated over the lease term or useful lives, whichever is shorter.

Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted as appropriate.

(f)	Intangible Assets

i)	Goodwill

Goodwill represents excess of the cost of acquisition over the Group’s share in the fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities. If the excess is negative, a bargain purchase gain is recognized immediately in the profit or loss. Subsequent to initial recognition, goodwill is measured at cost less accumulated impairment losses.

ii)	Website Development Cost

Website development costs incurred by the Group, having finite useful lives, are measured at cost less accumulated amortization and accumulated impairment losses. Cost includes expenses incurred during the application development stage. The costs related to planning and post implementation phases of development are expensed as incurred.

Expenditure on research activities are recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized include the cost of materials, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use, and capitalized borrowing cost.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Incidental operations are not necessary to bring an asset to the condition necessary for it to be capable of operating in the manner intended by management, the income and related expenses of incidental operations are recognized immediately in profit or loss, and included in their respective classifications of income and expense.

iii)	Other Intangible Assets

Other intangible assets comprise software that are acquired by the Group and intangible assets acquired in a business combination.

Softwares have finite useful lives and are measured at cost less accumulated amortization and accumulated impairment losses. Cost includes any directly attributable incidental expenses necessary to make the assets ready for use.

Intangible assets acquired in a business combination are measured at fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and impairment losses, if any.

iv)	Subsequent Expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

v)	Amortization

Amortization of assets, other than goodwill, is calculated over the cost of the assets, or other amount substituted for cost, less its residual value.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

The estimated useful lives for the current and comparative periods are as follows:

• Website development costs	5 years
• Software	5 years
• Customer – related intangible assets	10 years
• Contract – related intangible assets	5 years
• Marketing – related intangible assets	10 years

Amortization methods, useful lives and residual values are reviewed at each financial year-end and adjusted as appropriate.

(g)	Assets Held for Sale

Non-current assets that are expected to be recovered primarily through sale rather than continuing use are classified as held for sale. Immediately before classification as held for sale the assets are remeasured in accordance with the Group’s accounting policies. Thereafter generally the assets are remeasured at the lower of their carrying amount and fair value less costs to sell. Impairment losses on initial classification as held for sale and subsequent gains and losses on remeasurement are recognized in profit or loss. Gains are not recognized in excess of any cumulative impairment loss.

Once classified as held for sale, intangible assets and property, plant and equipment are no longer amortized or depreciated.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(h)	Inventories

Inventories are measured at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated selling expenses.

(i)	Impairment

i)	Financial assets (Including Receivables)

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

Impairment losses on available-for-sale financial assets are recognized by reclassifying the losses accumulated in the fair value reserve in equity to profit or loss. The cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost, net of any principal repayment and amortization, and the current fair value, less any impairment loss recognized previously in profit or loss. Changes in cumulative impairment losses attributable to application of the effective interest method are reflected as a component on interest income. If, in a subsequent period, the fair value of an impaired available-for-sale debt security increases and the increase can be related objectively to an event occurring after the impairment loss was recognized, then the impairment loss is reversed, with the amount of the reversal recognized in profit or loss. However, any subsequent recovery in the fair value of an impaired available-for-sale equity security is recognized in other comprehensive income.

ii)	Non-Financial Assets

The carrying amounts of the Group’s non-financial assets, primarily property, plant and equipment, website development cost, software and other intangible assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested annually for impairment. An impairment loss is recognized if the carrying amount of an asset or cash generating unit (CGU) exceeds its recoverable amount.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assumptions of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Subject to an operating segment ceiling test, CGUs to which goodwill has been allocated are aggregated to that level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes. Goodwill acquired in a business combination is allocated to group of CGUs that are expected to benefit from the synergies of the combination.

Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (group of CGUs), and then to reduce the carrying amounts of the other assets in the CGU (group of CGUs) on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. For other assets an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(j)	Employee Benefit Plans

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

The Group’s liability with regard to gratuity is based on an actuarial valuation carried out as at September 30 and March 31 each year. Actuarial gains and losses are recognized in other comprehensive income. Gains or losses on the curtailment or settlement of any defined benefit plan are recognized when the curtailment or settlement occurs. All expenses related to defined benefit plan are recognized in personnel expenses in profit and loss.

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

(k)	Provisions and Contingent Liabilities

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assumptions of the time value of money and the risks specific to the liability. The unwinding of discount is recognized as finance cost.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

(l)	Revenue

The Group provides travel products and services to leisure and corporate travelers in India and abroad. The revenue from rendering these services is recognized in the income statement at the time when significant risk and rewards are transferred to the customer. This is generally the case: 1) on the date of departure for tours and packages 2) date of check in for hotel booking business and 3) on the issuance of the ticket in the case of sale of airline tickets.

Income from the sale of airline tickets is recognized as an agent on a net commission earned basis, as the Group does not assume any performance obligation post the confirmation of the issuance of an airline ticket to the customer. Similarly, any commission earned on hotel reservations booked is being recognized on a net basis as an agent on the date of check in.

In case where the Company purchase airline tickets and assumes inventory risk, income from the sale of such airline tickets is accounted on gross basis as the Group is determined to be the primary obligator in this arrangement.

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

Income from other sources, primarily comprising advertising revenue, income from sale of rail and bus tickets and fees for facilitating website access to a travel insurance company are being recognized as the services are being performed. Income from the sale of rail and bus tickets is recognized as an agent on a net commission earned basis, as the Group does not assume any performance obligation post the confirmation of the issuance of the ticket to the customer.

Revenue is recognized net of cancellations, refunds, discounts and taxes. In the event of cancellation of airline tickets, revenue recognized in respect of commissions earned by our company on such tickets is reversed and is net off from our revenue earned during the fiscal period at the time the cancellation is made by our customers. In addition, a liability is recognized in respect of the refund due to our customers for the gross amount charged to such customers net of cancellation fees. The revenue from the sale of tours and packages and hotel reservations is recognized on the customer’s departure and check-in dates, respectively. Cancellations, if any, do not impact revenue recognition since revenue is recognized upon the availing of services by the customer.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(m)	Advertisement and Business Promotion Costs

Advertising and business promotion costs primarily comprise of internet, television, radio and print media advertisement costs as well as event driven promotion cost for Group’s products and services. Such costs are the amount paid to or accrued towards advertising agencies or direct service providers for advertising on websites, television, print formats, search engine marketing and any other media. Advertising and business promotion costs are recognized when incurred.

(n)	Leasing Arrangements

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

(o)	Finance Income and Expenses

Finance income comprises interest income on funds invested and net gain on change in fair value of derivatives. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance expenses comprise interest expense on borrowings, unwinding of the discount on provisions, losses on disposal of available-for-sale financial assets, net loss on change in fair value of derivatives and impairment losses recognized on financial assets, including trade and other receivables. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Foreign currency gains and losses are reported on a net basis.

(p)	Income Taxes

Income tax expense comprises current and deferred taxes. Current and deferred tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity or other comprehensive income, in which case it is recognized in equity or in other comprehensive income.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

(q)	Earning (Loss) Per Share

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

(r)	Operating Segment

In accordance with IFRS 8 – Operating Segment, the operating segments used to present segment information are identified on the basis of internal reports used by the Group’s management to allocate resources to the segments and assess their performance. An operating segment is a component of the Group that engages in business activities from which it earns revenues and incurs expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. Results of the operating segments are reviewed regularly by the leadership team, which has been identified as the CODM, to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available.

The Group has two reportable segments, i.e. air ticketing and hotels and packages. Accordingly, the Group has made relevant entity-wide disclosures (Refer to Note 6).

Segment results that are reported to the CODM include items directly attributable to a segment.

Revenue directly attributable to the segments is considered segment revenue. Segment revenue of the hotels and packages segment is measured on a gross basis. Segment revenue of air ticketing segment is measured on a net basis except for the sale of airline tickets where the Group assumes inventory risks in which case it is measured on a gross basis.

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Segment capital expenditure does not include cost incurred during the period to acquire property, plant and equipment, goodwill and intangible assets as they cannot be allocated to segments and is not reviewed by the CODM.

Segment assets do not include property, plant and equipment, goodwill, intangible assets, trade and other receivables, term deposits, current tax assets, corporate assets, other current assets and other non-current assets as they cannot be allocated to segments and are not reviewed by the CODM.

Segment liabilities do not include trade and other payables, employee benefits, accrued expenses, deferred income, embedded derivatives, loans and borrowings and other liabilities as they cannot be allocated to segments and are not reviewed by the CODM.

(s)	New Accounting Standards and Interpretations Not Yet Adopted

IFRS 9 ‘Financial Instruments’, is part of the IASB’s wider project to replace IAS 39 ‘Financial Instruments: Recognition and Measurement’. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets, amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The effective date for IFRS 9 is annual periods beginning on or after January 1, 2015 with early adoption permitted. The Group is in the process of evaluating the impact of the new standard.

IFRS 10, ‘Consolidated Financial Statements’, which replaces parts of IAS 27, ‘Consolidated and Separate Financial Statements and all of SIC-12, ‘Consolidation – Special Purpose Entities’, builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. IFRS 10 is effective for annual periods beginning on or after January 1, 2013. The Group is evaluating the impact of IFRS 10 on the Group’s consolidated financial statements. The remainder of IAS 27, ‘Separate Financial Statements’, now contains accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates only when an entity prepares separate financial statements and is therefore not applicable in preparing the Group’s consolidated financial statements.

IFRS 12, ‘Disclosure of Interest in Other Entities’, is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The standard includes disclosure requirements for entities covered under IFRS 10 and IFRS 11. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. The Group is evaluating the impact of IFRS 12 on the Group’s consolidated financial statements.

IFRS 13, ‘Fair Value Measurement’, provides guidance on how fair value should be applied where its use is already required or permitted by other standards within IFRS, including a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. IFRS 13 is effective for annual periods beginning on or after January 1, 2013. The Group is evaluating the impact of IFRS 13 on the Group’s consolidated financial statements.

IAS 1 (Amended) Presentation of Financial Statements: In June 2011, the International Accounting Standard Board published amendments to IAS 1 Presentation of Financial Statements. The amendments to IAS 1 Presentation of Financial Statements require companies preparing financial statements in accordance with IFRS to group items within other comprehensive income that may be reclassified to the profit or loss separately from those items which would not be recyclable in the profit or loss section of the income statement. It also requires the tax associated with items presented before tax to be shown separately for each of the two groups of other comprehensive income items (without changing the option to present items of other comprehensive income either before tax or net of tax).

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The amendments also reaffirm existing requirements that items in other comprehensive income and profit or loss should be presented as either a single statement or two consecutive statements. This amendment is applicable to annual periods beginning on or after July 1, 2012, with early adoption permitted. The Group is evaluating the impact of IAS 1 (Amended) on the Group’s consolidated financial statements.

IAS 19 (Amended) Employee Benefits: In June 2011, International Accounting Standards Board issued IAS 19 (Amended), Employee Benefits. The effective date for adoption of IAS 19 (Amended) is annual periods beginning on or after January 1, 2013, though early adoption is permitted.

IAS 19 (Amended) has eliminated an option to defer the recognition of gains and losses through re-measurements and requires such gain or loss to be recognized through other comprehensive income in the year of occurrence to reduce volatility. The amended standard requires immediate recognition of effects of any plan amendments. Further, it also requires expected return on plan assets recognized in profit or loss to be restricted to government bond yields or corporate bond yields, considered for valuation of Projected Benefit Obligation, irrespective of actual portfolio allocations. The actual return from the portfolio in excess of or less than such yields is recognized through other comprehensive income.

These amendments enhance the disclosure requirements for defined benefit plans by requiring information about the characteristics of defined benefit plans and risks that entities are exposed to through participation in those plans.

The amendments need to be adopted retrospectively. The group is currently evaluating the requirements of IAS 19 (Amended), and has not yet determined the impact on the consolidated financial statements.

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

a)	Property, Plant and Equipment

The fair value of property, plant and equipment recognized as a result of a business combination is the estimated amount for which a property could be exchanged on the date of acquisition between a willing buyer and a willing seller in an arm’s length transaction after proper marketing wherein the parties had each acted knowledgeably. The fair value of items of property, plant and equipment is based on the market approach and cost approaches using the quoted market prices for similar items when available and depreciated replacement cost when appropriate. Depreciated replacement cost reflects adjustments for physical deterioration as well as functional and economic obsolescence.

b)	Intangible Assets

The fair value of trademark acquired in a business combination is based on the discounted estimated royalty payments that have been avoided as a result of the trademark being owned. The fair value of customer relationships acquired in a business combination is determined using the multi-period excess earnings method, whereby the subject asset is valued after deducting a fair return on all other assets that are part of creating the related cash flows. The fair value of non-compete agreements acquired in a business combination is determined using the comparative income differential method.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The fair value of other intangible assets is based on the discounted cash flows expected to be derived from the use and eventual sale of the assets.

c)	Non Derivative Financial Liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. In respect of the liability component of convertible and redeemable preference shares, the market rate of interest is determined by reference to the similar liabilities that do not have a conversion option. For finance leases, the market rate of interest is determined by reference to similar lease agreements.

d)	Share Based Payment Transactions

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

e)	Trade and other Receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. The fair value is determined for disclosure purposes only.

f)	Separable Embedded Derivative

The fair value of the separable embedded derivative in its preference share capital is measured using the binomial lattice model. Measurement inputs include share price on measurement date, expected term of the instrument, anti dilution price of different class of convertible and redeemable preference shares, risk free rate (based on government bond), expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), probability of raising funds, probability of raising funds from IPO or private placement, probability of conversion or redemption of the convertible and redeemable preference shares.

The fair value of the separable embedded derivative in its investment in equity-accounted investees is measured using the black-scholes model. Measurement inputs include share price, exercise price, volatility, interest rate and expected term.

g)	Equity Securities

The fair value of equity securities is determined using a valuation technique. Valuation techniques employed include market multiples and discounted cash flows analysis using expected future cash flows and a market related discount rate.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5)	FINANCIAL RISK MANAGEMENT

Overview

In the normal course of its business, the Group is exposed to liquidity, credit and market risk (interest rate and foreign currency risk).

Liquidity Risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risk to the Group’s reputation.

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

Approximately 11.06% of the Group’s revenues generated by its Indian subsidiary for the fiscal year ended March 31, 2012 (March 31, 2011: 7.19% and March 31, 2010: 9.13%) were generated outside India and were received in USD.

The Group currently does not have hedging or similar arrangements with any counter-party to cover its foreign currency exposure fluctuations in foreign exchange rates.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Interest Rate Risk

A majority of the financing of the Group has come from a mix of ordinary or convertible and redeemable preference shares with nominal dividends and an overdraft facility with banks. The interest rates on the overdraft facility availed by the Group are marginally higher than the interest rates on term deposits with the banks. Accordingly, there is limited interest rate risk. The Group’s investments in term deposits with bank are for short duration, and therefore do not expose the Company to significant interest rates risk.

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6)	OPERATING SEGMENTS

The Group has two reportable segments, as described below, which are the Group’s Lines of Business (LoBs). The LoBs offer different products and services, and are managed separately because the nature of products and method used to distribute the services are different. For each of these LoBs, the Group’s Leadership team comprising of Chief Executive Officer, Chief Financial and Operating Officer, Chief Marketing Officer, Chief Innovation Officer, Chief Products Officer, Senior Vice President – Technology, Senior Vice President – Out Bound Tours, Senior Vice President – Domestic Packages and Senior Vice President – Human Resources reviews internal management reports. Accordingly, the Leadership team is construed to be the Chief Operating Decision Maker (CODM). LoBs assets, liabilities and expenses (other than service cost) are reviewed on an entity-wide basis by the CODM, and hence not being allocated to these LoBs. Segment revenue less service cost from each LoB are reported and reviewed by the CODM on a monthly basis.

The following summary describes the operations in each of the Group’s reportable segments:

1. Air ticketing: Primarily through an internet based platform, provides the facility to book international and domestic air tickets.

2. Hotels and packages: Through an internet based platform, call-centers and branch offices, provides holiday packages and hotel reservations.

Other operations primarily include the advertisement income from hosting advertisements on its internet web-sites and pay for facilitating website access to a travel insurance company. This segment does not meet any of the quantitative thresholds to be a reportable segment for any of the years presented in these consolidated financial statements.

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Information About Reportable Segments Reclassification:

	For the Year Ended March 31
	Air ticketing			Hotels and packages			Others			Total
Particulars	2010	2011	2012	2010	2011	2012	2010	2011	2012	2010	2011	2012
	(in USD)
External revenues	32,119,488	47,622,719	76,190,303	50,287,896	74,557,976	116,701,137	1,152,822	2,540,692	3,707,818	83,560,206	124,721,387	196,599,258

Total segment revenue	32,119,488	47,622,719	76,190,303	50,287,896	74,557,976	116,701,137	1,152,822	2,540,692	3,707,818	83,560,206	124,721,387	196,599,258
Service cost	985,482	—	9,939,556	42,292,226	63,650,910	98,474,788	—	—	—	43,277,708	63,650,910	108,414,344

Segment revenue less service cost	31,134,006	47,622,719	66,250,747	7,995,670	10,907,066	18,226,349	1,152,822	2,540,692	3,707,818	40,282,498	61,070,477	88,184,914

Personnel expenses										(16,562,034)	(14,399,040)	(26,520,745)
Other operating expenses										(28,160,506)	(40,698,895)	(54,868,655)
Depreciation and amortization										(1,569,747)	(1,910,637)	(2,790,154)
Finance income										1,874,177	1,601,750	1,987,904
Finance costs										(2,062,947)	(3,525,685)	(4,957,097)
Share of loss of equity-accounted investee										—	—	(65,957)

Profit (Loss) before tax										(6,198,559)	2,137,970	970,210

Assets and liabilities are used interchangeably between segments and these have not been allocated to the reportable segments.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Geographical Information:

The air ticketing and hotel and packages segments are managed on a worldwide basis from India the U.S., Singapore and Malaysia. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

	Revenue			Non-Current Assets*
	For the year ended March 31			As at March 31
	2010	2011	2012	2011	2012
Particulars	(in USD)
India	79,173,117	115,753,388	162,743,607	10,319,570	21,967,050
United States	4,387,089	8,967,999	21,735,996	690,137	555,553
Singapore	—	—	12,093,348	—	3,623,020
Malaysia	—	—	26,307	—	66,219

Total	83,560,206	124,721,387	196,599,258	11,009,707	26,211,842

*	Non-current assets presented above do not include investment in equity-accounted investee, other investment and derivatives instruments.

Major Customers:

Considering the nature of business, customers normally include individuals. Further, none of the corporate customers would account for more than 10% or more of the Group’s revenues.

7)	ASSETS HELD FOR SALE

Assets classified as held for sale includes:

	As at March 31
	2011	–2012
Particulars	(in USD)
Property, plant and equipment	—	404,109

Total	—	404,109

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8)	BUSINESS COMBINATIONS

On May 9, 2011, MakeMyTrip Limited (MMYT) acquired approximately 79% equity interest in Luxury Tours & Travel Pte Limited (LTT), a Singapore registered and licensed travel agency, engaged in the business of providing hotel reservations, excursion tours and other related services to inbound and outbound travelers in Singapore and the region. The business acquisition was conducted by entering into a Share Purchase Agreement (SPA) for a cash consideration of USD 3,228,670, subject to adjustment based on closing date net working capital. The total purchase price of the acquisition, net of USD 554,660 of cash acquired is USD 2,371,732. As per the terms of the acquisition with sellers, the purchase consideration is comprised of the following:

(in USD)
Enterprise value	3,228,670
Net working capital adjustment	(302,278)

Total purchase price	2,926,392

The total amount paid by the Company, net of cash acquired of USD 554,660, as of the balance sheet date is USD 2,446,455. As a result, an amount of USD 74,723 representing excess of cash paid over purchase consideration has been accounted for as an amount recoverable from the seller and has been disclosed under “Other current assets” in the consolidated statements of financial position. Through this acquisition, MMYT intends to build a position of strength in the Southeast Asia region through strong relationships with local hotels. With the stronger local presence, the Company would be able to deliver greater value and enhanced customer service to its customers. Consequently, the excess of the purchase consideration paid over the fair value of the assets acquired has been accounted for as goodwill.

The operations of LTT have been consolidated in the financial statements of the Group from May 9, 2011. In the year ended March 31, 2012, LTT contributed revenue of USD 11,925,488 and loss of USD 758,521 to the Group’s result.

If the acquisition had occurred on April 1, 2011, management estimates that consolidated revenue would have been USD 197,966,346 and consolidated profit for the year would have been USD 6,852,297. This unaudited pro-forma information is not necessarily indicative of the results of operations that would have occurred had the acquisitions been made at the beginning of the period.

The acquisition has been accounted for under the acquisition method of accounting in accordance with IFRS 3 “Business Combinations”. The assets and liabilities of LTT were recorded at fair value at the date of acquisition. The Company has completed its evaluation of certain assets and liabilities during the quarter ended March 31, 2012, as new information was obtained about facts and circumstances that existed as of the acquisition date, resulting in an adjustment of USD 5,039 to goodwill.

The purchase price has been allocated based on management’s estimates and an independent appraisal of fair values as follows:

(in USD)
Property, plant and equipment	195,294
Intangible assets	854,319
Current assets and liabilities, net	(302,278)
Loans and borrowings	(267,446)
Deferred tax liabilities	(94,681)

Total identifiable net assets assumed	385,208
Non-controlling interest	(79,487)
Goodwill	2,620,671

Total purchase price	2,926,392

None of the Goodwill recognised is expected to be deductible for income tax purposes.

The fair value of the current assets acquired includes trade receivable with a fair value of USD 1,129,126.

MMYT will also acquire the remaining shares of LTT from the existing shareholders in cash for an estimated additional consideration of USD 870,934, which represents its fair value as at the acquisition date, in three tranches, over a three year earn-out period ending June 2014. The earn-out will be based on valuation linked to future profitability of LTT. The financial liability is respect of acquisition of these shares has been recognised by debiting equity and disclosed under “Other current liabilities” and “Other non-current liabilities”.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

MMYT has further invested USD 812,062 during the year for the subscription of 49,603 new equity shares issued by LTT.

The Group incurred acquisition related costs of USD 117,233 relating to external legal fees and due diligence cost. These amounts have been included in other operating expenses in the consolidated statement of comprehensive income.

9)	INVESTMENT IN EQUITY-ACCOUNTED INVESTEE

In November 2011, the Company acquired 28.57% equity interest in My Guest House Accommodations Private Limited (MGH), which is engaged in the business of aggregation, sales and distribution of hotel room inventory with a special focus on budget lodging accommodations and serviced apartments. The Company paid cash consideration of $963,125 for the purchase of equity shares. Additionally, acquisition related expenses incurred by the Company amounted to $59,788. As per the agreement, the Company has entered into certain embedded option and forward agreements with MGH and its promoters to make further investments based on achievement of certain milestones.

Summary financial informations for equity accounted investee are as follows:

As of March 31, 2012		For the period November 27, 2011 to March 31, 2012
Total assets	Total liabilities	Loss
(in USD)
580,706	59,734	230,861

10)	OTHER INVESTMENT

In August 2011, the Company acquired 19.98% equity interest in Le Travenues Technology Private Limited, which owns and operates www.ixigo.com, an online travel meta search engine. The Company paid cash consideration of $4,825,325 for the purchase of new shares as well as existing shares. Additionally, acquisition related expenses incurred by the Company amounted to $20,155. (Also refer note 37)

This investment has been classified as “Available-for-sale Financial Assets” as per IAS 39 “Financial Instruments: Recognition and measurement”.

The Group’s exposure to fair value versus carrying amount risks related to other investment is disclosed in note 5 and 34.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11)	OTHER REVENUE

	For the Year Ended March 31
Particulars	2010	2011	2012
		(in USD)
Advertising revenue	372,442	578,284	909,851
Facilitation fee	448,617	902,843	666,756
Commission on rail and bus reservation	187,435	868,927	1,530,762
Miscellaneous	144,328	190,638	600,449

Total	1,152,822	2,540,692	3,707,818

12)	PERSONNEL EXPENSES

	For the Year Ended March 31
Particulars	2010	2011	2012
		(in USD)
Wages, salaries and other short term employees benefits	8,288,755	11,548,649	16,902,901
Contributions to defined contribution plans	401,687	631,670	955,497
Expenses related to defined benefit plans	58,730	176,957	147,156
Equity settled share based payments	6,771,376	527,285	6,894,450
Employee welfare expenses	1,041,486	1,514,479	1,620,741

Total	16,562,034	14,399,040	26,520,745

13)	OTHER OPERATING EXPENSES

	For the Year Ended March 31
Particulars	2010	2011	2012
		(in USD)
Traveling and conveyance	1,222,138	2,206,550	2,912,341
Advertising and business promotion	9,674,728	12,488,906	16,984,856
Communication	1,275,778	1,905,389	2,507,847
Repairs and maintenance	815,736	802,288	1,293,159
Rent	1,244,798	1,394,969	2,079,183
Legal and professional	1,004,049	1,410,972	1,943,940
Payment gateway and other charges	6,143,714	9,886,444	13,002,068
Website hosting charges	183,079	377,183	470,267
Net loss on disposal of property, plant and equipment	25,501	80,563	71,446
Loss on disposal of intangible assets	—	2,930	—
Outsourcing fees	4,293,491	7,007,793	9,529,507
Miscellaneous expenses	2,277,494	3,134,908	4,074,041

Total	28,160,506	40,698,895	54,868,655

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14)	DEPRECIATION AND AMORTIZATION

	For the Year Ended March 31
Particulars	2010	2011	2012
		(in USD)
Depreciation	908,844	1,114,958	1,651,252
Amortization	660,903	795,679	1,138,902

Total	1,569,747	1,910,637	2,790,154

15)	FINANCE INCOME AND COSTS

	For the Year Ended March 31
Particulars	2010	2011	2012
		(in USD)
Recognized in profit or loss
Interest income on term deposits	1,503,574	1,257,601	1,776,938
Net foreign exchange gain	—	257,031	—
Net gain on change in fair value of separable embedded derivative financial instruments	253,212	48,382	—
Other interest income	117,391	38,736	210,966

Finance income	1,874,177	1,601,750	1,987,904

Interest expense on financial liabilities measured at amortised cost	1,346,896	711,439	451,438
Cost related to public offerings	—	2,086,583	879,994
Net foreign exchange loss	582,402	—	2,257,833
Impairment loss on trade and other advances	37,943	424,512	833,994
Net loss on change in fair value of derivative financial instrument	—	—	65,825
Other finance charges	95,706	303,151	468,013

Finance costs	2,062,947	3,525,685	4,957,097

Net finance costs recognized in profit or loss	(188,770)	(1,923,935)	(2,969,193)

Recognized in other comprehensive income

Foreign currency translation differences on foreign operations	1,651,468	(301,952)	(7,421,044)
Net change in fair value of available-for-sale financial assets	—	—	(428,937)

Finance income (cost) recognised in other comprehensive income	1,651,468	(301,952)	(7,849,981)

Attributable to:
Equity holders of the Company	1,651,184	(301,893)	(7,833,268)
Non-controlling interest	284	(59)	(16,713)

Finance income (cost) recognised in other comprehensive income	1,651,468	(301,952)	(7,849,981)

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16)	INCOME TAX BENEFIT (EXPENSE)

Income Tax Recognized in Profit or Loss

	For the year ended March 31
Particulars	2010	2011	2012
		(in USD)
Current tax expense
Current period	(2,838)	(174,950)	(859,053)

Current tax expense	(2,838)	(174,950)	(859,053)

Deferred tax benefit (expense)
Origination and reversal of temporary differences	(990,884)	1,871,990	(357,713)
Change in unrecognized deductible temporary differences	1,976,413	(368,244)	1,866,436
Utilization of previously unrecognised tax losses	(938,356)	(1,353,311)	3,183,905
Recognition of previously unrecognized tax losses	—	2,716,235	2,244,571
Reversal of previously recognized tax losses	(52,763)	—	—

Deferred tax benefit (expense)	(5,590)	2,866,670	6,937,199

Total income tax benefit (expense)	(8,428)	2,691,721	6,078,146

Income Tax Recognized in Other Comprehensive Income

	For the year ended March 31
	2010			2011			2012
Particulars	Before tax	Tax (expense) benefit	Net of tax	Before tax	Tax (expense) benefit	Net of tax	Before tax	Tax (expense) benefit	Net of tax
					(In USD)
Foreign currency translation differences on foreign operations	1,651,468	—	1,651,468	(301,952)	—	(301,952)	(7,421,044)	—	(7,421,044)
Net change in fair value of available-for-sale financial assets	—	—	—	—	—	—	(428,937)	—	(428,937)
Defined benefit plan actuarial gains (losses)	(14,431)	5,590	(8,841)	(73,356)	24,514	(48,842)	23,223	(7,535)	15,688

Total	1,637,037	5,590	1,642,627	(375,308)	24,514	(350,794)	(7,826,758)	(7,535)	(7,834,293)

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Reconciliation of Effective Tax Rate

Particulars	For the year ended 31 March
	2010		2011		2012
Profit (Loss) for the year		(6,206,987)		4,829,691		7,048,356
Income tax benefit (expense)		(8,428)		2,691,721		6,078,146

Profit (Loss) before tax		(6,198,559)		2,137,970		970,210

Income tax benefit using the Company's domestic tax rate	-15.00%	929,784	-15.00%	(320,696)	-15.00%	(145,532)
Effect of tax rates in foreign jurisdictions	-12.81%	794,323	-43.55%	(931,079)	-70.26%	(681,685)
Non deductible expenses	10.85%	(672,612)	-0.43%	(9,253)	-37.08%	(359,763)
Tax exempt income	-0.61%	37,985	0.00%	—	1.87%	18,182
Recognition of previously unrecognized tax losses	0.00%	—	127.05%	2,716,235	231.35%	2,244,571
Utilization of previously unrecognised tax losses	-15.14%	938,356.00	63.30%	1,353,311	328.17%	3,183,905
Reversal of previously recognized tax losses	0.85%	(52,763)	0.00%	—	0.00%	—
Current year losses for which no deferred tax asset was recognized	0.06%	(3,918)	-21.54%	(460,527)	-8.32%	(80,714)
Change in unrecognised temporary differences	31.89%	(1,976,413)	17.22%	368,244	192.37%	1,866,436
Others	0.05%	(3,170)	-1.15%	(24,514)	3.38%	32,746

	0.14%	(8,428)	125.90%	2,691,721	626.48%	6,078,146

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

17)	PROPERTY, PLANT AND EQUIPMENT

		Furniture and	Office	Motor	Leasehold	Diesel Generator	Capital Work
Particulars	Computers	Fixtures	Equipment	Vehicles	Improvements	Sets	in Progress	Total
				(In USD)
Cost
Balance as at April 1, 2010	2,480,364	526,445	1,278,049	421,465	1,560,668	146,600	29,291	6,442,882
Additions	804,404	21,003	197,018	140,067	130,865	7,933	(28,795)	1,272,495
Disposals	(112,424)	—	(114,727)	(139,358)	—	(3,111)	—	(369,620)
Effect of movements in foreign exchange rates	(6,032)	(2,721)	(5,943)	(2,366)	(7,299)	(771)	(496)	(25,628)

Balance as at March 31, 2011	3,166,312	544,727	1,354,397	419,808	1,684,234	150,651	—	7,320,129

Balance as at April 1, 2011	3,166,312	544,727	1,354,397	419,808	1,684,234	150,651	—	7,320,129
Acquisitions through business combinations	15,825	1,266	12,398	165,805	—	—	—	195,294
Additions	2,334,327	20,200	214,574	28,717	3,441,912	3,421	—	6,043,151
Reclassification to assets held for sale	—	—	(338,360)	—	(932,942)	(123,294)	—	(1,394,596)
Disposals	(2,974)	(2,839)	(21,171)	(40,485)	(88,535)	—	—	(156,004)
Effect of movements in foreign exchange rates	(570,601)	(70,465)	(176,064)	(55,538)	(454,459)	(19,614)	—	(1,346,741)

Balance as at March 31, 2012	4,942,889	492,889	1,045,774	518,307	3,650,210	11,164	—	10,661,233

Depreciation and impairment loss
Balance as at April 1, 2010	1,184,543	252,737	585,875	127,346	490,692	53,509	—	2,694,702
Depreciation for the year	543,205	85,728	190,252	58,762	215,696	21,315	—	1,114,958
Disposals	(108,184)	—	(77,302)	(60,695)	—	(940)	—	(247,121)
Effect of movements in foreign exchange rates	(1,696)	(443)	(1,764)	(741)	(295)	(69)	—	(5,008)

Balance as at March 31, 2011	1,617,868	338,022	697,061	124,672	706,093	73,815	—	3,557,531

Balance as at April 1, 2011	1,617,868	338,022	697,061	124,672	706,093	73,815	—	3,557,531
Depreciation for the year	756,587	81,037	184,752	77,932	532,073	18,871	—	1,651,252
Reclassification to assets held for sale	—	—	(217,298)	—	(693,944)	(79,245)	—	(990,487)
Disposals	(1,871)	(1,904)	(12,594)	(11,479)	(35,442)	—	—	(63,290)
Effect of movements in foreign exchange rates	(260,989)	(49,014)	(92,771)	(18,829)	(125,697)	(10,846)	—	(558,146)

Balance as at March 31, 2012	2,111,595	368,141	559,150	172,296	383,083	2,595	—	3,596,860

Carrying amounts
As at April 1, 2010	1,295,821	273,708	692,174	294,119	1,069,976	93,091	29,291	3,748,180

As at March 31, 2011	1,548,444	206,705	657,336	295,136	978,141	76,836	—	3,762,598

As at April 1, 2011	1,548,444	206,705	657,336	295,136	978,141	76,836	—	3,762,598

As at March 31, 2012	2,831,294	124,748	486,624	346,011	3,267,127	8,569	—	7,064,373

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

18)	INTANGIBLE ASSETS

					Website
Particulars	Goodwill	Customer Relationship	Non-Compete	Brand / Trade Mark	Development Cost	Software	Capital work in progress	Total
				(in USD)
Cost
Balance as at April 1, 2010	—	—	—	—	2,487,862	1,377,205	—	3,865,067
Additions	—	—	—	—	338,422	866,582	368,882	1,573,886
Disposals	—	—	—	—	—	(17,945)	—	(17,945)
Effect of movements in foreign exchange rates	—	—	—	—	(10,148)	2,301	4,227	(3,620)

Balance as at March 31, 2011	—	—	—	—	2,816,136	2,228,143	373,109	5,417,388

Balance as at April 1, 2011	—	—	—	—	2,816,136	2,228,143	373,109	5,417,388
Acquisitions through business combinations	2,620,671	145,290	169,505	242,150	—	297,374	—	3,474,990
Additions	—	—	—	—	1,058,081	877,602	1,889,686	3,825,369
Effect of movements in foreign exchange rates	(38,154)	(2,115)	(2,467)	(3,525)	(438,145)	(345,260)	(183,881)	(1,013,547)

Balance as at March 31, 2012	2,582,517	143,175	167,038	238,625	3,436,072	3,057,859	2,078,914	11,704,200

Amortization
Balance as at April 1, 2010	—	—	—	—	1,335,432	505,576	—	1,841,008
Amortization for the year	—	—	—	—	506,101	289,578	—	795,679
Disposals	—	—	—	—	—	(15,015)	—	(15,015)
Effect of movements in foreign exchange rates	—	—	—	—	(1,730)	606	—	(1,124)

Balance as at March 31, 2011	—	—	—	—	1,839,803	780,745	—	2,620,548

Balance as at April 1, 2011	—	—	—	—	1,839,803	780,745	—	2,620,548
Amortization for the year	—	12,844	29,970	21,407	585,136	489,545	—	1,138,902
Effect of movements in foreign exchange rates	—	(27)	(63)	(45)	(278,611)	(125,907)	—	(404,653)

Balance as at March 31, 2012	—	12,817	29,907	21,362	2,146,328	1,144,383	—	3,354,797

Carrying amounts
As at April 1, 2010	—	—	—	—	1,152,430	871,629	—	2,024,059

As at March 31, 2011	—	—	—	—	976,333	1,447,398	373,109	2,796,840

As at April 1, 2011	—	—	—	—	976,333	1,447,398	373,109	2,796,840

As at March 31, 2012	2,582,517	130,358	137,131	217,263	1,289,744	1,913,476	2,078,914	8,349,403

Capitalized borrowing cost related to capital work-in-progress amounted to USD 112,668 (March 31, 2011: Nil), with a capitalization rate of 12%.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the purpose of impairment testing, goodwill is allocated to a CGU representing the lowest level within the Group at which goodwill is monitored for internal management purposes, and which is not higher than the Group’s operating segment. Goodwill as at March 31, 2012 has been allocated to acquired subsidiary level (Luxury Tours & Travel Pte Ltd). The recoverable amount of the CGU was based on its value in use and was determined by discounting the future cash flows to be generated from the continuing use of the CGU. These calculations use cash flow projections over a period of five years, based on next year financial budgets approved by management, with extrapolation for the remaining period, and an average of the range of assumption as mentioned below. The key assumptions used for the calculations are as follows:

Discount rate	18%

Terminal value growth rate	3.5%

Budgeted EDITDA growth	11-14%

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of a comparable market participant, which are adjusted for specific risks. These estimates are likely to differ from future actual results of operations and cash flows.

Based on the above, no impairment was identified as of March 31, 2012 as the recoverable value of the CGUs exceeded the carrying value. An analysis of the calculation’s sensitivity to a change in the key parameters (Revenue growth, operating margin, discount rate and long-term growth rate) based on reasonably probable assumptions, did not identify any probable scenarios where the CGU’s recoverable amount would fall below its carrying amount.

19)	TAX ASSETS AND LIABILITIES

Unrecognized Deferred Tax Assets

Deferred tax assets have not been recognized in respect of the following items:

	As at March 31
	2011	2012
Particulars	(in USD)
Deductible temporary differences	1,597,623	—
Tax loss carry forwards	6,621,611	522,504

Total	8,219,234	522,504

The carry forward tax losses as at March 31, 2012 expire as follows:

	US Subsidiary		Singapore Subsidiary
Loss for the period	Tax losses	Expire on	Tax losses	Expire on
		(in USD)
Loss for the year 2007-2008	292,725	2028	—	—
Loss for the year 2008-2009	164,110	2029	—	—
Loss for the year 2011-2012	—	—	65,669	No limit

Total	456,835		65,669

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In the year ended March 31, 2012, a deferred tax asset of USD 2,327,152 was recognized for unused tax losses as management considered it probable that future taxable profits would be available. Management has not recognized a deferred tax asset of USD 522,504 in respect of unused tax losses for the U.S. and Singapore subsidiaries because a trend of profitable growth in these subsidiaries is not yet fully established. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences and loss carry-forwards become deductible or utilizable. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences and loss carry-forwards. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced.

Recognized Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities are attributable to the following:

	As at March 31
	Assets		Liabilities		Net
	2011	2012	2011	2012	2011	2012
Particulars			(in USD)
Property, plant and equipment	—	—	(39,517)	(125,942)	(39,517)	(125,942)
Intangible assets	—	—	(439,664)	(293,411)	(439,664)	(293,411)
Trade and other receivables	—	349,526	—	—	—	349,526
Other current assets	90,750	167,246	—	—	90,750	167,246
Employee benefits	216,681	221,215	—	—	216,681	221,215
Other non-current liabilities	68,606	89,136	—	—	68,606	89,136
Minimum alternate tax	176,954	930,428	—	—	176,954	930,428
Tax loss carry forwards	2,747,354	4,559,694	—	—	2,747,354	4,559,694
Share based payments	—	2,580,788	—	—	—	2,580,788
Other disallowances	103,144	414,162	—	—	103,144	414,162

Deferred tax assets/(liabilities)	3,403,489	9,312,195	(479,181)	(419,353)	2,924,308	8,892,842
Set off	(479,181)	(419,353)	479,181	419,353	—	—

Net deferrd tax assets/(liabilities)	2,924,308	8,892,842	—	—	2,924,308	8,892,842

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Movement in Temporary Differences During the Year

	Balance as on	Recognised in	Recognised in other comprehensive	Effects of movement in foreign	Balance as on March 31,	Recognised in	Recognised in other comprehensive	Effects of movement in foreign exchange	Balance as on March
Particulars	April 1, 2010	profit or loss	income	exchange rates	2011	profit or loss	income	rates	31, 2012
	(in USD)
Property, plant and equipment	(96,540)	45,771	—	11,252	(39,517)	(98,597)	—	12,172	(125,942)
Intangible assets	(483,058)	38,672	—	4,722	(439,664)	196,395	—	(50,142)	(293,411)
Trade and other receivables	80,636	(79,273)	—	(1,363)	—	376,613	—	(27,087)	349,526
Other current assets	52,305	38,301	—	144	90,750	94,995	—	(18,499)	167,246
Employee benefits	143,654	48,486	24,514	27	216,681	42,435	(7,535)	(30,366)	221,215
Other non-current liabilities	74,147	(5,068)	—	(473)	68,606	31,625	—	(11,095)	89,136
Minimum alternate tax	—	174,950	—	2,004	176,954	836,378	—	(82,904)	930,428
Tax loss carry forwards	11,809	2,716,235	—	19,310	2,747,354	2,327,152	—	(514,812)	4,559,694
Share based payments	—	—	—	—	—	2,780,793	—	(200,005)	2,580,788
Others	217,047	(111,403)	—	(2,500)	103,144	349,410	—	(38,392)	414,162

Total	—	2,866,671	24,514	33,123	2,924,308	6,937,199	(7,535)	(961,130)	8,892,842

20)	TRADE AND OTHER RECEIVABLES

	As at March 31
Particulars	2011	2012
	(in USD)
Trade receivables, net	10,890,207	17,985,015
Due from employees	95,958	324,612
Security deposits	1,243,558	1,647,549
Interest accrued but not due on term deposits	627,446	1,425,244

Total	12,857,169	21,382,420

Non-current	600,067	807,159
Current	12,257,102	20,575,261

Total	12,857,169	21,382,420

The trade receivable consists of airline, corporate and retail customers.

Security deposits include amounts paid in advance to suppliers of hotel and other services in order to guarantee the provision of those services.

The management do not consider there to be significant concentration of credit risk relating to trade and other receivables.

The Group’s exposure to credit and currency risks and impairment losses related to trade and the receivables is disclosed in note 5 and 34.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

21)	CASH AND CASH EQUIVALENTS

	As at March 31
Particulars	2011	2012
	(in USD)
Cash in hand	155,643	155,737
Credit card collection in hand	3,706,738	4,123,100
Bank balances	3,363,637	14,642,810
Term deposits	44,504,303	24,876,583

Cash and cash equivalents	51,730,321	43,798,230
Bank overdrafts used for cash management purposes	(3,855,977)	—

Cash and cash equivalents in the statement of cash flows	47,874,344	43,798,230

Credit card collection in hand represents the amount of collection from credit card swiped by the customers which is outstanding as at the year end and credited to Group’s bank accounts subsequent to the year end.

The Group’s exposure to interest rate risk and a sensitivity analysis for financial assets and financial liabilities is disclosed in note 5 and 34.

22)	TERM DEPOSITS

	As at March 31
Particulars	2011	2012
	(in USD)
Term deposits	16,941,920	44,325,130

Total	16,941,920	44,325,130

Non-current	706,873	648,506
Current	16,235,047	43,676,624

Total	16,941,920	44,325,130

As of March 31, 2012, term deposits includes USD 536,960 (March 31, 2011: USD 661,960) against which letter of credit has been issued to various airlines.

As of March 31, 2012, term deposits includes USD 14,715,469 (March 31, 2011: USD 13,112,941) pledged with banks against bank guarantees and bank overdraft facility.

23)	OTHER CURRENT ASSETS

	As at March 31
Particulars	2011	2012
	(in USD)
Advance to vendors	16,685,798	20,062,884
Prepaid expenses	1,114,710	1,572,607
Prepaid lease rentals	51,521	79,790
Other assets	—	77,495

Total	17,852,029	21,792,776

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

24)	OTHER NON-CURRENT ASSETS

	As at March 31
Particulars	2011	2012
	(in USD)
Prepaid lease rentals	219,021	449,559

Total	219,021	449,559

25)	CAPITAL AND RESERVES

Share Capital and Share Premium

	Ordinary Shares
Particulars	Number	Share capital	Share premium
		(in USD)
Balance as at April 1, 2010	17,542,120	8,767	11,356,522
Issue of ordinary shares through initial public offering, net of issuance costs	4,153,846	2,077	54,039,405
Convertible and redeemable preference shares converted to ordinary shares at initial public offering	12,324,460	6,162	41,179,783
Shares issued during the year on exercise of options	1,079,213	540	4,965,951

Balance as at March 31, 2011	35,099,639	17,546	111,541,661

Balance as at April 1, 2011	35,099,639	17,546	111,541,661
Issue of ordinary shares through follow-on public offering, net of issuance costs	1,546,777	773	36,276,441
Shares issued during the year on exercise of options	513,189	257	2,326,010

Balance as at March 31, 2012	37,159,605	18,576	150,144,112

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On June 2, 2011, the Company completed the follow-on public offering of its ordinary shares on NASDAQ, pursuant to which the Company issued and sold 1,450,000 ordinary shares and certain of its existing shareholders (referred to as the “Selling Shareholders”) sold 3,794,000 ordinary shares at a price of USD 24 per share. The offering resulted in gross proceeds of USD 34,800,000 and net proceeds of USD 33,669,000 to the Company and gross proceeds of USD 91,056,000 and net proceeds of USD 88,096,680 to the Selling Shareholders, after deducting underwriting discounts and commissions. Additionally, the Company incurred offering related expenses of approximately USD 518,942. Further on June 29, 2011, the underwriters exercised their option to purchase 96,777 additional ordinary shares from the Company and 253,223 additional ordinary shares from the Selling Shareholders at the follow-on offering price of USD 24 per share to cover over-allotments, resulting in additional gross proceeds of USD 2,322,648 and net proceeds of USD 2,247,162 to the Company and additional gross proceeds of USD 6,077,352 and net proceeds of USD 5,879,838 to the Selling Shareholders, after deducting underwriting discounts and commissions.

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

Foreign currency translation reserve

The translation reserve comprises foreign currency differences arising from the translation of the financial statements of the Indian, Singapore and Malaysia subsidiaries.

26)	ACQUISITION OF NON-CONTROLLING INTERESTS

In December 2010, the Group acquired an additional 0.01% interest in its Indian subsidiary (MakeMyTrip (India) private Limited) for USD 325,140 in cash, increasing its ownership from 99.98% to 99.99%. The Group recognised a decrease in non-controlling interest of USD 6,545 and an increase in accumulated deficit of USD 318,595.

In February 2012, the Group acquired an additional 3.42% interest in its Singapore subsidiary (Luxury Tours & Travel Pte Ltd) through subscription of new equity shares issued by the subsidiary for USD 812,062 in cash, increasing its ownership from 79.36% to 82.78%. The Group recognised an increase in non-controlling interest of USD 148,425 and an increase in accumulated deficit of USD 148,425.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

27)	EARNINGS (LOSS) PER SHARE

The following is the reconciliation of the income (loss) attributable to ordinary shareholders and weighted average number of ordinary shares used in the computation of basic and diluted earnings (loss) per share for the year ended March 31, 2010, 2011 and 2012:

	For the Year Ended March 31
Particulars	2010	2011	2012
Earnings (Loss) attributable to ordinary shareholders (USD)	(6,206,239)	4,827,471	7,183,935
Accretion of liability component of Series A convertible and redeemable preference share (USD)	—	253,058	—
Accretion of liability component of Series B convertible and redeemable preference share (USD)	—	130,261	—
Accretion of liability component of Series C convertible and redeemable preference share (USD)	—	42,972	—
Net change in fair value of derivative on Series B convertible and redeemable preference share (USD)	—	(22,305)	—
Net change in fair value of derivative on Series C convertible and redeemable preference share (USD)	—	(26,077)	—

Earnings (Loss) attributable to ordinary shareholders – dilutive (USD)	(6,206,239)	5,205,380	7,183,935
Weighted average number of ordinary shares outstanding used in computing basic earnings (loss) per share	17,521,120	28,320,901	36,682,240
Dilutive effect of share based awards (Nos.)	—	1,935,921	1,551,830
Dilutive effect of convertible securities (Nos.)
- Series A convertible and redeemable preference share	—	2,504,765	—
- Series B convertible and redeemable preference share	—	1,129,632	—
- Series C convertible and redeemable preference share	—	1,059,028	—

Weighted average number of ordinary shares outstanding used in computing dilutive earnings (loss) per share	17,521,120	34,950,246	38,234,070

Earnings (Loss) per share (USD)
Basic	(0.35)	0.17	0.20
Diluted	(0.35)	0.15	0.19

At March 31, 2012, Nil employee share based awards (March 31, 2011: Nil and March 31, 2010: 2,598,800) and Nil Series A convertible and redeemable preference shares (March 31, 2011: Nil and March 31, 2010: 6,577,260), Nil Series B convertible and redeemable preference shares (March 31, 2011: Nil and March 31, 2010: 2,966,300) and Nil Series C convertible and redeemable preference shares (March 31, 2011: Nil and March 31, 2010: 2,780,900) were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

On July 22, 2010, the Group effected a 20-for-one share split which was approved by the shareholders, with respect to all ordinary and convertible and redeemable preference shares, as well as a 20-for-one adjustment with respect to the number of ordinary shares underlying share options. All share and per share data provided herein gives effect to this share split applied retroactively.

28)	LOANS AND BORROWINGS

This note provides information about the contractual terms of Group’s interest bearing loans and borrowings, which are measured at amortized cost. For more information about the Group’s exposure to interest rate, foreign currency and liquidity risk, see note 5 and 34.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	As at March 31
Particulars	2011	2012
	(in USD)
Non-current liabilities
Finance lease liabilities	19,027	98,248
Secured bank loans	129,896	79,032

Non-current portion of loans and borrowings	148,923	177,280

	As at March 31
Particulars	2011	2012
	(in USD)
Current liabilities
Current portion of secured bank loans	49,315	46,407
Current portion of finance lease liabilities	11,319	35,676

Current portion of loans and borrowings	60,634	82,083

Terms and debt repayment schedule

Terms and conditions of outstanding loans were as follows:

				As at March 31, 2011		As at March 31, 2012
		Interest	Year of	Original	Carrying	Original	Carrying
Particulars	Currency	rate	maturity	value	amount	value	amount
				(in USD)
Secured bank loans	INR	9% - 13%	2012 - 2016	225,459	179,211	201,439	125,439
Finance lease liabilities	INR	10% - 14%	2012 - 2013	93,118	30,346	43,506	16,581
Finance lease liabilities	SGD	3.76%- 3.77%	2010-2017	—	—	156,025	117,343

The bank loans are secured over motor vehicles with a carrying amount of USD 168,573 as at March 31, 2012 (March 31, 2011: USD 221,179).

The finance lease liabilities are secured over motor vehicles with a carrying amount of USD 177,334 as at March 31, 2012 (March 31, 2011: USD 73,704).

Finance Lease Liabilities

Finance lease liabilities are as follows:

	As at March 31, 2011			As at March 31, 2012
	Future		Present value of	Future		Present value of
	minimum lease		minimum lease	minimum lease		minimum lease
Particulars	payments	Interest	payments	payments	Interest	payments
			(in USD)
Less than one year	14,288	2,969	11,319	39,950	4,274	35,676
Between one and five years	20,641	1,614	19,027	103,528	11,261	92,267
More than five years	—	—	—	6,548	567	5,981

Total	34,929	4,583	30,346	150,026	16,102	133,924

The Group has taken certain vehicles on lease and which have an option for the Group to purchase the vehicles as per terms of the lease agreements.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Credit Facility

The group has fund based limits with various banks amounting to USD 30,442,001 as at March 31, 2012 (March 31, 2011: USD 20,978,063). The group has drawn down from its outstanding limit amounting to Nil as at March 31, 2012 (March 31, 2011: USD 3,855,977) (refer note 21).

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Convertible and redeemable preference shares

The compound financial instrument issued by the Group comprises convertible and redeemable preference shares (series A, B and C) with a discretionary, non-cumulative 8% dividend that can be converted into ordinary share capital at the option of the holder. One preference share will be converted into one ordinary share. The details of convertible and redeemable preference share are as follows:

Particulars	Convertible and Redeemable Preference Share — Series A	Convertible and Redeemable Preference Share — Series B	Convertible and Redeemable Preference Share — Series C
	(in USD)
Number of shares	6,577,260	2,966,300	2,780,900
Subscription amount	13,000,000	15,000,579	15,000,175

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

The carrying amount of the liability component of convertible and redeemable preference share is summarized below:

Particulars	As at March 31,2011
(in USD)
Carrying amount of liability at beginning of the year	40,759,654
Accretion of interest	426,291
Converted to ordinary shares on IPO	(41,185,945)

Carrying amount of liability at end of the year	—

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

29)	OTHER CURRENT LIABILITIES

	As at March 31
Particulars	2011	2012
	(in USD)
Statutory liabilities	1,706,618	1,876,980
Deferred rent liabilities	—	56,154
Other liabilities	—	168,432

Total	1,706,618	2,101,566

30)	OTHER NON-CURRENT LIABILITIES

	As at March 31
Particulars	2011	2012
	(in USD)
Deferred rent liabilities	503,320	600,607
Other liabilities	—	887,051

Total	503,320	1,487,658

31)	EMPLOYEE BENEFIT PLANS

	As at March 31
Particulars	2011	2012
	(in USD)
Defined benefit plan	478,026	481,313
Other long term employee benefit (liability for compensated absences)	189,024	199,822

Total	667,050	681,135

Defined Contribution Plan

The Group’s provident fund scheme is a defined contribution plan. The following table sets out the disclosure in respect of define contribution plan:

	For the Year Ended March 31
Particulars	2010	2011	2012
		(in USD)
Contribution to provident fund	401,687	631,670	955,497

Total	401,687	631,670	955,497

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Defined Benefit Plan

The Group’s gratuity scheme is a defined benefit plan. Gratuity is paid as a lump sum amount to employees at retirement or termination of employment at an amount based on the respective employee’s eligible salaries and the years of employment with the Group. The following table sets out the disclosure in respect of the defined benefit plan:

	As at March 31
Particulars	2011	2012
	(in USD)
Present value of unfunded obligations	478,026	481,313

Total	478,026	481,313

Movement in the Present Value of the Defined Benefit Obligation

	For the Year Ended March 31
Particulars	2010	2011	2012
	(in USD)
Defined benefit obligations at the beginning of the year	131,626	226,909	478,026
Current service costs	49,368	84,381	114,678
Interest on obligation	9,362	20,508	32,478

Actuarial (gain) losses in other comprehensive income	14,431	73,356	(23,223)
Benefits paid	(1,843)	(764)	(54,159)
Past service cost	—	72,068	—
Effects of movement in exchange rate	23,965	1,568	(66,487)

Defined benefit obligations at the end of the year	226,909	478,026	481,313

Expense Recognised in Profit or Loss

	For the Year Ended March 31
Particulars	2010	2011	2012
	(in USD)
Current service costs	49,368	84,381	114,678
Past service cost	—	72,068	—
Interest on obligation	9,362	20,508	32,478

Total	58,730	176,957	147,156

The expense is recognised in personnel expenses in the consolidated statements of comprehensive income (loss).

Actuarial Gains and (Losses) Recognised in Other Comprehensive Income

	For the Year Ended March 31
Particulars	2010	2011	2012
	(in USD)
Cumulative amount at April 1	109,110	94,679	21,323
Recognised during the year	(14,431)	(73,356)	23,223

Cumulative amount at March 31	94,679	21,323	44,546

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Actuarial Assumptions

Principal actuarial assumptions are given below:

	As at M arch 31
	2011	2012
Discount rate (per annum)	7.70%	8.40%
Future salary increases (per annum)	12.00%	10.00%
Retirement age	58	58
Withdrawal rates	30.00%	25.00%

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

The salary growth rate takes into account inflation, seniority, promotion and other relevant factors on long-term basis.

Historical Information:

	As at March 31
Particulars	2009	2010	2011	2012
	(in USD)
Present value of defined benefit obligations	133,588	226,909	478,026	481,313
Experience gain (loss) adjustments arising on plan liabilities	32,627	1,780	(47,856)	6,594

32)	SHARE BASED PAYMENT

Description of the Share-Based Payment Arrangements

Share Option Programme (Equity-Settled)

a) 2006 MakeMyTrip.com Equity Option Plan

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Terms and Conditions of the 2006 ESOP Plan

The terms and conditions relating to the grants of the share option program are given below:

Grant Date/Employees Entitled	Number of Instruments	Vesting Conditions	Contractual Life of Options
Opening balance as of April 1, 2009	8,682,616	Note 1	5-8 years
Options granted during the year ended March 31, 2010	—
Total share options as of March 31, 2010	8,682,616

Note:1.	Vesting conditions: Graded vesting over 4 years. 10% on the expiry of 12 months from the grant date. 20% on the expiry of 24 months from the grant date. 30% on the expiry of 36 months from the grant date. 40% on the expiry of 48 months from the grant date.

2. The stock options can be exercised within a period of 48 months from the date of vesting.

3. Options are to be settled by physical delivery of ordinary shares.

The number and weighted average exercise price of share options under 2006 ESOP plan are as follows:

	Weighted Average Exercise Price (USD)	Number of Options
Particulars	2010	2010
Outstanding at April 1	0.39	7,865,241
Forfeited and expired during the period	0.21	(24,224)
Exercised during the period	0.21	(3,826)
Granted during the period	—	—
Replaced with options under MMT ESOP plan	0.38	(7,837,191)
Outstanding at March 31	—	—
Exercisable at March 31	—	—

There are nil options outstanding at March 31, 2010 as all options outstanding under this plan have been replaced with options granted under MMT ESOP plan. There have been no further issues of stock options under this plan.

b) MakeMyTrip.com Equity Option Plan

In 2000, the Group approved a share option programme in Mauritius, named the MakeMyTrip.com Equity Option Plan (“MMT ESOP Plan”). In June 2009, this plan was expanded in order to issue share options to employees of subsidiaries and directors of the group. The Group replaced certain share options to acquire shares in its Indian subsidiary held by employees at its subsidiaries with options granted under the MMT ESOP Plan.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Terms and Conditions of the MMT ESOP Plan

The terms and conditions relating to the grants under MMT ESOP Plan are given below:

Grant Date/Employees Entitled	Number of Instruments	Vesting Conditions	Contractual Life of Options
Opening outstanding Options as of April 1, 2009	—	None
Options granted during the year ended March 31, 2010	2,703,810	Refer Notes	4 - 6 years
Options granted during the year ended March 31, 2011	—

Total share options as of March 31, 2010	2,703,810

Note:1.	Of the options granted during the year 2009-10, 2,423,810 options got immediately vested on the grant date and 280,000 options have 25% graded vesting each year over 4 years period.

2.	1,747,810 options have no sale restrictions after vesting and 956,000 options have post vesting sales restrictions.

3.	The stock options can be exercised prior to the earliest of the following dates:

a.	48 months from the vesting date

b.	72 months from the date of grant.

c.	6 months following the grantee’s date of voluntary resignation or termination of employment other than due to death, disablement or retirement.

d.	1 year following the death of a grantee or termination due to disability or retirement.

4.	Post vesting sales restrictions are as below:

a.	up to 50% of the shares are eligible to be sold since August 17, 2010 the completion date of our initial public offering;

b.	up to 25% further of the shares may be sold on or after August 17, 2011, the date falling one year after the completion of our initial public offering; and

c.	the remaining 25% of the shares may be sold on or after August 17, 2012, the date falling two years after the completion of our initial public offering.

The number and weighted average exercise price of share options under MMT ESOP plan are as follows:

Particulars	Weighted Average Exercise Price (USD)	Number of Options	Weighted Average Exercise Price (USD)	Number of Options	Weighted Average Exercise Price (USD)	Number of Options
	2010	2010	2011	2011	2012	2012
Outstanding at April 1	—	—	1.44	2,598,810	1.59	1,510,187
Forfeited and expired during the year	—	—	1.29	9,410	1.05	86,000
Granted during the year	1.41	2,703,810	—	—	—	—
Exercised during the year	0.71	105,000	1.22	1,079,213	1.69	510,966
Outstanding at March 31	1.44	2,598,810	1.59	1,510,187	1.59	913,221
Exercisable at March 31	1.55	2,318,800	1.76	1,300,187	1.70	823,221

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The options outstanding at March 31, 2012 have an exercise price in the range of USD 0.4875 to USD 5.3940 (March 31, 2011: USD 0.4875 to USD 5.3940 and March 31, 2010: USD 0.0005 to USD 5.3940) and a weighted average contractual life of 1 years and 8 months (March 31, 2011: 2 years and 8 months and March 31, 2010: 3 years and 6 months).

Inputs for Measurement of Grant Date Fair Values of MMT ESOP Plan

The grant date fair value of the options granted to employees was measured based on the Black-Scholes formula. Expected volatility is estimated by considering historical average share price volatility of the comparable companies. The inputs used in the measurement of the fair values of the option at the date of grant during the year ended March 31, 2010 are summarized below:

Fair Value of Share Options and Assumptions
Weighted average share price (USD	4.70
Weighted average exercise price (USD)	1.41
Expected volatility	51.19%-61.0%
Expected term	2 -5 years
Expected dividends	—
Risk-free interest rate	1.12% -2.64%

7,837,191 options outstanding under 2006 ESOP plan were replaced with 1,367,800 options under MMT ESOP plan which resulted in modification of the 2006 ESOP plan as defined under IFRS 2, Share — based Payment. On account of this modification, the Group has recognized USD 1,505,868 during the year ended March 31, 2010, as the incremental fair value being difference between the fair value of MMT ESOP plan and that of the 2006 ESOP plan both estimated as at the date of the modification.

Further, the Group has recognized the unamortized cost of USD 539,259 during the year ended March 31, 2010, under the 2006 ESOP plan as the options got immediately vested.

Also, the Group has recognized USD 4,726,249 during the year ended March 31, 2010, as ESOP cost for 1,336,000 fresh options granted under the MMT ESOP plan.

During the year ended March 31, 2012, share based payment expense recognized under personnel expenses (refer note 12) is amounting to USD (25,082) (March 31, 2011: USD 527,285).

On July 22, 2010, the Group effected a 20-for-one share split which was approved by the shareholders, with respect to all ordinary and convertible and redeemable preference shares, as well as a 20-for-one adjustment with respect to the number of ordinary shares underlying share options. All share and per share data provided herein gives effect to this stock split, applied retroactively.

c) Share Incentive Plan

In 2010, the Group approved a share incentive plan in Mauritius, named the MakeMyTrip 2010 Share Incentive Plan (“Share Incentive Plan”). During the year ended March 31, 2012, the Group granted restricted share units, or RSUs, under the plan to eligible employees. Each RSU represents the right to receive one common share.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Terms and Conditions of the Share Incentive Plan

The terms and conditions relating to the grants under Share Incentive Plan are given below:

Grant date/Employees entitled	Number of instruments	Vesting conditions	Contractual life of RSU
RSU granted during the year ended March 31, 2012	977,693	Refer notes	4 – 8 years

Total RSU	977,693

Note:

1. Of the RSU granted during the year ended March 31, 2012:

- 75,832 RSU have 25% graded vesting each six months over 2 years period.

- 724,975 RSU have 33.33% graded vesting each year over 3 years period.

- 174,450 RSU have graded vesting over 4 years. 10% on the expiry of 12 months from the grant date. 20% on the expiry of 24 months from the grant date. 30% on the expiry of 36 months from the grant date. 40% on the expiry of 48 months from the grant date.

2. The RSU can be exercised within a period of 48 months from the date of vesting.

The number and weighted average exercise price of RSU under share incentive plan are as follows:

	Weighted average exercise price (USD)	Number of RSU
Particulars	2012	2012
Outstanding as at April 1, 2011	—	—
Granted during the year	0.0005	977,693
Forfeited and expired during the year	0.0005	(20,066)
Exercised during the year	0.0005	(2,223)
Outstanding as at March 31, 2012	0.0005	955,404
Exercisable as at March 31, 2012	0.0005	15,146

The RSU outstanding at March 31, 2012 have an exercise price of USD 0.0005 and a weighted average contractual life of 5.7 years.

Inputs for Measurement of Grant Date Fair Values of Share Incentive Plan

The grant date fair value of the RSU granted to employees was measured based on the Black-Scholes option-pricing model. Expected volatility is estimated by considering historical average share price volatility of the comparable companies. The inputs used in the measurement of the fair values of the RSU at the date of grant are summarized below:

Fair value of RSU and assumptions
Share price (USD)	19.29 – 25.01
Exercise price (USD)	0.0005
Expected volatility	42.2% – 54.0%
Expected term	2.5 – 6 years
Expected dividends	—
Risk-free interest rate	0.23% – 2.15%

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During the year ended March 31, 2012, share based payment expense recognized under personnel expenses (refer note 12) is amounting to USD 6,919,532 for the RSU granted under the share incentive plan.

33)	TRADE AND OTHER PAYABLES

	As at March 31
Particulars	2011	2012
	(in USD)
Other trade payables	13,159,344	25,437,805
Accrued expenses	6,892,467	10,331,310
Advance from customers	9,642,891	10,928,529

Total	29,694,702	46,697,644

The Group’s exposure to currency and liquidity risk related to trade and other payables is disclosed in note 5 and 34.

34)	FINANCIAL INSTRUMENTS

Credit Risk

Exposure to Credit Risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	As at March 31
Particulars	2011	2012
	(in USD)
Trade and other receivables	12,857,169	21,382,420
Term deposits	16,941,920	44,325,130
Cash and cash equivalents (except cash in hand)	51,574,678	43,642,493

Total	81,373,767	109,350,043

The maximum exposure to credit risk for trade and other receivables at the reporting date by geographic region was:

	As at March 31
Particulars	2011	2012
	(in USD)
India	11,814,563	18,318,872
Others	1,042,606	3,063,548

Total	12,857,169	21,382,420

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The maximum exposure to credit risk for trade and other receivables and term deposits at the reporting date by type of counterparty was:

	As at March 31
Particulars	2011	2012
	(in USD)
Airlines	7,058,313	8,596,077
Retail customers	1,428,997	3,155,009
Corporate customers	1,961,528	4,480,419
Deposit with hotels	643,492	807,159
Term deposits with bank	16,941,920	44,325,130
Others	1,764,839	4,343,756

Total	29,799,089	65,707,550

Impairment Losses

The age of trade and other receivables and term deposits at the reporting date was:

	As at March 31
	2011		2012
Particulars	Gross	Impairment	Gross	Impairment
	(in USD)
Not past due	27,662,679	—	59,141,527	—
Past due 0-30 days	737,496	—	2,182,304	—
Past due 30-120 days	1,614,040	257,292	4,315,532	—
More than one year	917,724	875,558	1,145,473	1,077,286

Total	30,931,939	1,132,850	66,784,836	1,077,286

The movement in the allowance for doubtful debts in respect of trade and other receivables during the year was as follows:

	For the year ended March 31
Particulars	2011	2012
	(in USD)
Balance at the beginning of the year	1,148,892	1,132,850
Provision for doubtful debts	424,512	528,042
Amounts written off against the allowance	(351,202)	(432,177)
Effects of movement in exchange rate	(89,352)	(151,429)
Balance at the end of the year	1,132,850	1,077,286

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

As at March 31, 2011

Non-derivative financial liabilities	Carrying amount	Contractual cash flows*	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
	(in USD)
Finance lease liabilities	30,346	(34,929)	(7,465)	(6,823)	(13,325)	(7,316)	—
Secured bank loans	179,211	(205,671)	(27,431)	(32,176)	(63,945)	(82,119)	—
Trade and other payables	20,051,811	(20,051,811)	(20,051,811)	—	—	—	—
Other current liabilities	1,706,618	(1,706,618)	(1,706,618)	—	—	—	—
Bank overdraft	3,855,977	(3,855,977)	(3,855,977)	—	—	—	—

Total	25,823,963	(25,855,006)	(25,649,302)	(38,999)	(77,270)	(89,435)	—

Notes: *	Represents undiscounted cash flows of interest and principal

As at March 31, 2012

Non-derivative financial liabilities	Carrying amount	Contractual cash flows*	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
	(in USD)
Finance lease liabilities	133,924	(150,026)	(20,163)	(19,787)	(34,882)	(68,646)	(6,548)
Secured bank loans	125,439	(143,282)	(28,271)	(28,271)	(56,021)	(30,719)	—
Trade and other payables	35,769,115	(35,769,115)	(35,769,115)	—	—	—	—
Other liabilities	2,932,463	(3,233,677)	(2,051,392)	—	(1,182,285)	—	—

Total	38,960,941	(39,296,100)	(37,868,941)	(48,058)	(1,273,188)	(99,365)	(6,548)

Notes: *	Represents undiscounted cash flows of interest and principal

Derivative financial liabilities	Carrying amount	Contractual cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
	(in USD)
Derivative Instrument	149,135	—	—	—	—	—	—

Total	149,135	—	—	—	—	—	—

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

	As at M arch 31
Particulars	2011	2012
	(in USD)
Trade and other receivables	3,567,671	5,122,592
Trade and other payables	(10,999,725)	(17,138,755)
Cash and cash equivalents	1,022,149	3,641,352

Net exposure	(6,409,905)	(8,374,811)

The following significant exchange rates applied during the year:

	Average exchange rate		Reporting date rate
USD	2011	2012	March 31, 2011	March 31, 2012
INR 1	0.0218	0.0192	0.0221	0.0207

Sensitivity Analysis

Any change in the exchange rate of USD against currencies other than INR is not expected to have significant impact on the Group’s profit or loss. Accordingly, a 10% appreciation of the USD as indicated below, against the INR would have decreased profit by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables remain constant.

	For the Year Ended March 31
Particulars	2011	2012
	(in USD)
10% strengthening of USD against INR	(610,467)	(797,601)

A 10% depreciation of the USD against INR would have had the equal but opposite effect on the above currency to the amounts shown above, on the basis that all other variables remain constant.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Interest Rate Risk

Profile

At the reporting date the interest rate profile of the Group’s interest-bearing financial instruments was as follows:

	As at March 31
Particulars	2011	2012
	(in USD )
Fixed rate instruments
Financial assets
Term deposits	16,941,920	44,325,130
Cash and cash equivalents	44,504,303	24,876,583
Financial liabilities
Finanace lease liabilities	30,346	133,924
Secured bank loans	179,211	125,439

	61,655,780	69,461,076

Variable rate instruments
Financial liabilities
Bank overdraft	3,855,977	—

	3,855,977	—

Fair Value Sensitivity Analysis for Fixed Rate Instruments

The Group does not account for any fixed rate financial assets and liabilities at fair value through profit or loss. Therefore a change in interest rates at the reporting date would not affect profit or loss.

Cash Flow Sensitivity Analysis for Variable Rate Instruments

An increase of 100 basis points in interest rates at the reporting date would have decreased profit as at March 31, 2011 by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

Profit or Loss
(in USD)
March 31, 2011	(38,560)
March 31, 2012	—

A decrease of 100 basis points in the interest rates at the reporting date would have had equal but opposite effect on the amounts shown above, on the basis that all other variable remain constant.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fair Values

Fair Values Versus Carrying Amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	As at March 31, 2011		As at March 31, 2012
Particulars	Carrying amount	Fair value	Carrying amount	Fair value
	(in USD)
Assets carried at fair value
Other investment	—	—	4,416,543	4,416,543
Derivatives instruments	—	—	202,054	202,054

	—	—	4,618,597	4,618,597

Assets carried at amortised cost
Trade and other receivables	12,857,169	12,857,169	21,382,420	21,382,420
Term deposits	16,941,920	16,941,920	44,325,130	44,325,130
Cash and cash equivalents	51,730,321	51,730,321	43,798,230	43,798,230
Other assets	—	—	77,495	77,495

	81,529,410	81,529,410	109,583,275	109,583,275

Liabilities carried at fair value
Derivatives instruments	—	—	149,135	149,135

	—	—	149,135	149,135

Liabilities carried at amortized cost
Finanace lease liabilities	30,346	30,346	133,924	133,924
Secured bank loans	179,211	179,211	125,439	125,439
Bank overdraft	3,855,977	3,855,977	—	—
Trade and other payables	20,051,811	20,051,811	35,769,115	35,769,115
Other liabilities	1,706,618	1,706,618	2,932,463	2,932,463

	25,823,963	25,823,963	38,960,941	38,960,941

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	As at March 31, 2012
Particulars	Level 1	Level 2	Level 3	Total
	(in USD)
Other investment	—	—	4,416,543	4,416,543
Derivatives instruments	—	—	202,054	202,054

Total Assets	—	—	4,618,597	4,618,597

Derivatives instruments	—	—	149,135	149,135

Total Liabilities	—	—	149,135	149,135

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table shows a reconciliation from the beginning balances to the ending balances for fair value measurement in Level 3 of the fair value hierarchy:

	As at March 31, 2012
Particulars	Other investment	Derivatives instruments	Derivatives instruments
	(in USD)
Opening balances	—	—	—
Arising from acquisition	4,845,480	246,312	(127,568)
Total gains and losses recognized in:
- in profit or loss	—	(44,258)	(21,567)
- in other comprehensive income	(428,937)	—	—

Closing balances	4,416,543	202,054	(149,135)

The basis for determining fair values is disclosed in note 4.

There were no transfers between Level 1, Level 2 and Level 3 during the year.

35)	OPERATING LEASES

Leases as lessee

Non cancellable operating lease rentals are payable as follows:

	As at March 31
Particulars	2011	2012
	(in USD)
Less than one year	1,561,760	2,184,098
Between one and five years	5,807,590	5,861,875
More than five years	1,194,632	4,435,539

Total	8,563,982	12,481,512

The Group leases a number of offices under operating leases. The lease period ranges for a period of three to nine years, with an option to renew the lease after that date. Lease payments are increased after a specified period under such arrangements.

During the year ended March 31, 2012, USD 2,079,183 was recognized as rent expense under other operating expense in profit or loss in respect of operating leases (March 31, 2011: USD 1,394,969).

36)	CAPITAL COMMITMENTS

Estimated amount of contracts remaining to be executed on the capital account and not provided for (net of advances) aggregate USD 1,665,833 as at March 31, 2012 (March 31, 2011: USD 2,464,731).

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

37)	RELATED PARTIES

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

Related parties and nature of relationships where control exists:

Nature of relationship	Name of related parties
Holding Company (until August 17, 2010)	SB Asia Infrastructure Fund II, Limited Partnership, Cayman Islands

Related parties and nature of related party relationships:

Nature of relationship	Name of related parties
Significant influence over the Company (with effect from August 18, 2010)	SB Asia Infrastructure Fund II, Limited Partnership, Cayman Islands
Key management personnel	Deep Kalra
Key management personnel	Keyur Joshi
Key management personnel	Rajesh Magow
Key management personnel	Mohit Gupta
Key management personnel	Amit Somani
Key management personnel	Mukesh Singh (till July 22, 2011)
Key management personnel	Vivek Gour
Key management personnel	Frederic Lalonde
Key management personnel Key management personnel	Philip Wolf Ranodeb Roy

Party controlled by key management personnel	PhoCus Wright Inc.

Party controlled by key management personnel	Chandra Capital

Transactions with Holding company:

	For the Year Ended March 31
Transactions	2010	2011	2012
	(in USD)
Revenue from air ticketing	16,901	5,367	—

Transactions with entity having significant influence over the Company:

	For the Year Ended March 31
Transactions	2010	2011	2012
	(in USD)
Revenue from air ticketing	—	17,075	—

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In August 2011, the Company acquired 19.98% equity interest in Le Travenues Technology Private Limited (Ixigo), which owns and operates www.ixigo.com, an online travel meta search engine (refer note 10). The holding company of Le Travenues Technology Private Limited is SAIF Partners India IV Limited. As per the agreement, the Company has the right to use the domain and its source data of www.ixigo.com and Ixigo has the right to use the domain and its source data of www.oktatabyebye.com which is owned and operated by the Company.

Transactions with party controlled by key management personnel:

	For the Year Ended March 31
Transactions	2010	2011	2012
	(in USD)
Revenue from air ticketing	—	4,560	45,808
Purchase of marketing services	19,300	25,100	28,998

	As at March 31
Balance Outstanding	2011	2012
	(in USD)
Trade and other payables	455	16,455
Trade and other receivables	37,077	73,849
Advance to vendor	8,000	—

Transactions with Key Management Personnel:

Key Management Personnel Compensation*

Key management personnel compensation comprised:

	For the Year Ended M arch 31
Particulars	2010	2011	2012
		(in USD)
Short-term employee benefits	208,428	473,592	1,391,278
Contribution to provident fund	11,920	19,687	41,710
Share based payment	1,880,398	—	5,444,578
Legal and professional	—	10,000	85,000

Total	2,100,746	503,279	6,962,566

Note: *	Provision for gratuity and compensated absences has not been considered, since the provisions are based on actuarial valuations for the Group’s entities as a whole.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

38)	GROUP ENTITIES

Subsidiaries

Name of subsidiaries	Country of Incorporation	Ownership interest at March 31
		2011	2012
MakeMyTrip.com Inc	USA	100%	100%
MakeMyTrip (India) Private Limited	India	99.99%	99.99%
Luxury Tours & Travel Pte Ltd	Singapore	—	82.78%
Luxury Tours (Malaysia) Sdn Bhd	Malaysia	—	100%