Form 20-F
period 2013-03-31
MakeMyTrip Ltd
filed 2013-06-13
CIK 1495153

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

(Mark One)

☐	Registration statement pursuant to section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2013

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

As of March 31, 2013, 37,602,158 ordinary shares, par value $0.0005 per share, were issued and outstanding.

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

Yes  ☐            No  ☐

CONVENTIONS USED IN THIS ANNUAL REPORT

In this annual report, we refer to information regarding the travel service industry and our competitors from market research reports, analyst reports and other publicly available sources, including from PhoCusWright Inc., or PhoCusWright, an independent travel industry research company. Until December 31, 2012, Mr. Philip C. Wolf, one of our directors, was the chairman of PhoCusWright. See “Item 7. Major Shareholders and Related Party Transactions — Transactions with PhoCusWright” for details of our transactions with PhoCusWright. We also refer to data from The Economic Times, a daily business newspaper in India, and the United States Central Intelligence Agency “World Factbook,” or the CIA World Factbook.

We conduct our business principally through our Indian subsidiary, MakeMyTrip (India) Private Limited, or MMT India. Our other principal operating subsidiaries include Hotel Travel Limited, Malaysia and HTN Co. Ltd., Thailand, the two main operating entities of the group of companies known as the Hotel Travel Group, ITC Bangkok Co. Ltd., Thailand, the main operating entity of the group of companies known as the ITC Group, Luxury Tours & Travel Pte. Ltd., Singapore, or Luxury Tours, Luxury Tours (Malaysia) Sdn Bhd, or Luxury Tours (Malaysia), and MakeMyTrip Inc., or MMT USA. In this annual report, unless otherwise stated or unless the context otherwise requires, references to “we,” “us,” “our,” “our company” or “our group” are to MakeMyTrip Limited and its subsidiaries collectively, and references to “our holding company” are to MakeMyTrip Limited on a standalone basis.

In this annual report, references to “US,” the “United States” or “USA” are to the United States of America, its territories and its possessions, references to “India” are to the Republic of India, references to “Mauritius” are to the Republic of Mauritius, references to “Singapore” are to the Republic of Singapore, references to “Malaysia” are to the Federation of Malaysia and references to “Thailand” are to the Kingdom of Thailand. References to “$,” “dollars” or “US dollars” are to the legal currency of the United States and references to “Rs.,” “Rupees” or “Indian Rupees” are to the legal currency of India.

Solely for the convenience of the reader, this annual report contains translations of certain Indian Rupee amounts into US dollars at specified rates. Except as otherwise stated in this annual report, all translations from Indian Rupees to US dollars are based on the noon buying rate of Rs. 56.50 per $1.00 in the City of New York for cable transfers of Indian Rupees, as certified for customs purposes by the Federal Reserve Bank of New York on May 31, 2013. No representation is made that the Indian Rupee amounts referred to in this annual report could have been or could be converted into US dollars at such rates or any other rates. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Unless otherwise indicated, the consolidated financial statements and related notes as of and for the fiscal years ended March 31, 2011, 2012 and 2013 included elsewhere in this annual report have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. References to a particular “fiscal year” are to our fiscal year ended March 31 of that year. Our fiscal quarters end on June 30, September 30 and December 31. References to a year other than a “fiscal” year are to the calendar year ended December 31.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

A. Selected Consolidated Financial Data

The following selected consolidated statement of comprehensive income and loss data for fiscal years 2011, 2012 and 2013 and the selected consolidated statement of financial position data as of March 31, 2012 and 2013 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of comprehensive income and loss data for fiscal years 2009 and 2010 and the selected consolidated statement of financial position as of March 31, 2009, 2010 and 2011 have been derived from our audited financial statements not included in this annual report. The financial data set forth below should be read in conjunction with, and are qualified by reference to, “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and notes thereto included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with IFRS as issued by the IASB. Our historical results do not necessarily indicate results expected for any future period.

The following information should be read in conjunction with, and is qualified in its entirety by reference to, “Item 5. Operating and Financial Review and Prospects” and the audited consolidated financial statements and the notes thereto included elsewhere in this annual report.

	Fiscal Year Ended March 31
	2009	2010	2011	2012	2013
	(in thousands, except per share data and number of shares)
Consolidated Statement of Comprehensive Income (Loss) Data:
Revenue:
Air ticketing	$19,225.1	$32,119.5	$47,622.7	$76,190.3	$60,888.8
Hotels and packages	48,622.8	50,287.9	74,558.0	116,701.1	164,129.3
Other revenue	703.8	1,152.8	2,540.7	3,707.8	3,803.8

Total revenue	68,551.7	83,560.2	124,721.4	196,599.3	228,821.9

Service cost:
Procurement cost of hotels and packages services	(43,069.2)	(42,292.2)	(63,650.9)	(98,474.8)	(136,537.1)
Cost of air ticket coupons	(491.8)	(985.5)	—	(9,939.6)	(4,119.6)
Personnel expenses	(9,679.8)	(16,562.0)	(14,399.0)	(26,520.7)	(34,520.5)
Other operating expenses	(24,369.9)	(28,160.5)	(40,698.9)	(54,868.7)	(67,954.0)
Depreciation and amortization	(1,558.7)	(1,569.7)	(1,910.6)	(2,790.2)	(3,752.7)

Results from operating activities	(10,617.6)	(6,009.8)	4,061.9	4,005.4	(18,062.0)
Net finance income (costs)	3,244.1	(188.8)	(1,923.9)	(2,969.2)	(741.9)

Share of loss of equity-accounted investee	—	—	—	(66.0)	(186.1)

Profit (Loss) before tax	(7,373.5)	(6,198.6)	2,138.0	970.2	(18,990.1)
Income tax benefit (expense)	25.3	(8.4)	2,691.7	6,078.1	(8,599.0)

Profit (Loss) for the year	$(7,348.2)	$(6,207.0)	$4,829.7	$7,048.4	$(27,589.1)

Profit (Loss) per ordinary share:
Basic	$(0.42)	$(0.35)	$0.17	$0.20	$(0.74)
Diluted	$(0.55)	$(0.35)	$0.15	$0.19	$(0.74)
Weighted average number of ordinary shares outstanding:
Basic	17,437,120	17,521,120	28,320,901	36,682,240	37,315,434
Diluted	20,403,420	17,521,120	34,950,246	38,234,070	37,315,434
Proforma earnings (loss) per ordinary Share (unaudited)(1):
Basic	$(0.38)	$(0.18)	$0.16	$—	$—
Diluted	$(0.38)	$(0.18)	$0.15	$—	$—
Proforma weighted average number of ordinary shares outstanding (unaudited)(1):
Basic	29,761,580	29,845,580	32,993,361	—	—
Diluted	29,761,580	29,845,580	34,929,282	—	—

Note:

(1)	In December 2006, August 2007 and May 2008, we issued Series A, Series B and Series C preferred shares, respectively, that were converted into ordinary shares effective upon the completion of our initial public offering on August 17, 2010. Our proforma earnings (loss) per ordinary share (basic and diluted) and proforma weighted average number of ordinary shares outstanding (basic and diluted) have been calculated and presented for fiscal years 2009, 2010 and 2011 assuming that the conversion of all our outstanding preferred shares occurred on a “hypothetical basis” on April 1, 2007 for our Series A and Series B preferred shares and April 1, 2008 for our Series C preferred shares. As no preferred shares were outstanding during fiscal years 2012 and 2013, proforma earnings (loss) per ordinary share (basic and diluted) and proforma weighted average number of ordinary shares outstanding (basic and diluted) have not been presented for fiscal years 2012 and 2013.

The following table sets forth a summary of our consolidated statement of financial position as of March 31, 2009, 2010, 2011, 2012 and 2013:

	As of March 31
	2009	2010	2011	2012	2013
	(in thousands)
Consolidated Statement of Financial Position Data:
Trade and other receivables	$5,428.2	$12,449.5	$12,857.2	$21,382.4	$26,111.4
Term deposits	16,038.9	14,471.4	16,941.9	44,325.1	48,115.0
Cash and cash equivalents	5,471.6	9,341.5	51,730.3	43,798.2	36,501.5
Net current assets	(37,678.6)	(29,638.5)	66,585.5	89,469.2	57,758.1
Total assets	37,898.2	50,633.5	112,939.6	170,191.4	194,620.1
Total equity (deficit) attributable to equity holders of our company	(27,237.5)	(24,955.4)	76,275.9	118,791.8	101,994.0
Loans and borrowings(1)	39,712.5	40,966.9	209.6	259.4	419.9
Trade and other payables	13,440.1	26,467.0	29,694.7	46,697.6	80,592.2
Total liabilities	65,131.6	75,584.5	36,663.8	51,399.6	92,626.2
Total equity and liabilities	$37,898.2	$50,633.5	$112,939.6	$170,191.4	$194,620.1

Note:

(1)	The preferred shares issued by us were compound financial instruments with equity, liability and embedded derivative components. Accordingly, the liability portion of our preferred shares amounting to $39.6 million and $40.8 million, for fiscal years 2009 and 2010, respectively, had been included under our loans and borrowings. All our preferred shares were converted into ordinary shares effective upon the completion of our initial public offering on August 17, 2010. Accordingly, no liability has been included under our loans and borrowings on account of such shares for fiscal years 2011, 2012 and 2013.

Other Data:

The following table sets forth for the periods indicated, certain selected consolidated financial and other data:

	Fiscal Year Ended March 31
	2009	2010	2011	2012	2013
	(in thousands, except percentages)
Number of transactions:
Air ticketing	1,250.8	1,766.9	2,824.6	3,715.4	3,794.1
Hotels and packages	81.4	109.7	175.9	343.1	568.1
Revenue less service cost(1):
Air ticketing	$18,733.3	$31,134.0	$47,622.7	$66,250.7	$56,769.2
Hotels and packages	5,553.6	7,995.7	10,907.1	18,226.3	27,592.2
Other revenue	703.8	1,152.8	2,540.7	3,707.8	3,803.8

	$24,990.7	$40,282.5	$61,070.5	$88,184.9	$88,165.2

Gross bookings(2):
Air ticketing	$260,945.1	$408,603.1	$647,846.9	$839,234.3	$939,637.5
Hotels and packages	52,365.7	57,273.1	94,608.2	153,723.2	229,921.0
Net revenue margins(3):
Air ticketing	7.2%	7.6%	7.4%	7.9%	6.0%
Hotels and packages	10.6%	14.0%	11.5%	11.9%	12.0%

Notes:

(1)	As certain parts of our revenue are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on revenue less service cost, which is a non-IFRS measure, as we believe that revenue less service cost reflects more accurately the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our revenue less service cost may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation. The following table reconciles our revenue (an IFRS measure) to revenue less service cost (a non-IFRS measure):

	Air Ticketing					Hotels and Packages					Other Revenue					Total
	Fiscal Year Ended March 31					Fiscal Year Ended March 31					Fiscal Year Ended March 31					Fiscal Year Ended March 31
	2009	2010	2011	2012	2013	2009	2010	2011	2012	2013	2009	2010	2011	2012	2013	2009	2010	2011	2012	2013
	(In thousands)
Revenue	$19,225.1	$32,119.5	$47,622.7	$76,190.3	$60,888.8	$48,622.8	$50,287.9	$74,558.0	$116,701.1	$164,129.3	$703.8	$1,152.8	$2,540.7	$3,707.8	$3,803.8	$68,551.7	$83,560.2	$124,721.4	$196,599.3	$228,821.9
Less:
Service cost	491.8	985.5	—	9,939.6	4,119.6	43,069.2	42,292.2	63,650.9	98,474.8	136,537.1	—	—	—	—	—	43,561.0	43,277.7	63,650.9	108,414.3	140,656.7

Revenue less service cost	$18,733.3	$31,134.0	$47,622.7	$66,250.7	$56,769.2	$5,553.6	$7,995.7	$10,907.1	$18,226.3	$27,592.2	$703.8	$1,152.8	$2,540.7	$3,707.8	$3,803.8	$24,990.7	$40,282.5	$61,070.5	$88,184.9	$88,165.2

(2)	Gross bookings represent the total amount paid by our customers for the travel services and products booked through us, including taxes, fees and other charges, and are net of cancellations and refunds.
(3)	Net revenue margins is defined as revenue less service cost as a percentage of gross bookings.

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

Risks Related to Us and Our Industry

If We Are Unable to Maintain Existing, and Establish New, Arrangements with Our Travel Suppliers, Our Business May Be Adversely Affected.

Our business is dependent on our ability to maintain our relationships and arrangements with existing suppliers, such as airlines which supply air tickets to us directly, Amadeus IT Group, SA, or Amadeus, our global distribution system, or GDS, service provider, Indian Railways, hotels, bus operators and car hire companies, as well as our ability to establish and maintain relationships with new travel suppliers. A substantial portion of our revenue less service cost is derived from fees and commissions negotiated with travel suppliers for bookings made through our websites or via our other distribution channels. Adverse changes in existing arrangements, including an inability by any travel supplier to fulfill their payment obligation to us in a timely manner, increasing industry consolidation or our inability to enter into new arrangements with these parties on favorable terms, if at all, could reduce the amount, quality, pricing and breadth of the travel services and products that we are able to offer, which could adversely affect our business and financial performance.

In addition, adverse economic developments affecting the travel industry could also adversely impact our ability to maintain our existing relationships and arrangements with one or more of our suppliers. In particular, adverse changes to the overall business and financial climate for the airline industry in India due to various factors including, but not limited to, rising fuel costs and increased liquidity constraints, could affect the ability of one or more of our airline suppliers to continue to operate or otherwise meet our demand for tickets, which, in turn, could materially and adversely affect our financial results. For example, during fiscal year 2013, Kingfisher Airlines, one of the major airlines in India and one of our airline suppliers, shut down its operations, which resulted in a decline in the total capacity in the airline industry in India.

No assurance can be given that our agreements or arrangements with our travel suppliers or GDS service provider will continue or that our travel suppliers or GDS service provider will not further reduce or eliminate fees or commissions or attempt to charge us for content, terminate our contracts or default on or dispute their payment or other obligations towards us, any of which could reduce our revenue and net revenue margins or may require us to initiate legal or arbitral proceedings to enforce their contractual payment obligations, which may adversely affect our business and financial performance. See also “— Some of Our Airline Suppliers (Including Our GDS Service Provider) May Reduce or Eliminate the Commission and Other Fees They Pay to Us for the Sale of Air Tickets, and This Could Adversely Affect Our Business and Results of Operations.”

We Do Not Have Formal Agreements with Many of Our Travel Suppliers.

We rely on various travel suppliers to facilitate the sale of our travel services. We do not have formal agreements with many of our travel suppliers, including low-cost airlines and many hotels whose booking systems or central reservations systems are relied upon by us for bookings and confirmation as well as certain payment gateway arrangements, and there can be no assurance that these third parties will not terminate these arrangements with us at short notice or without notice. Further, where we have entered into formal agreements, many of these agreements are short-term contracts, providing our counterparties with a right to terminate at short notice or without notice. Many of our suppliers with whom we have formal agreements, including airlines, are also able to alter the terms of their contracts with us at will or at short notice. For example, our agreement with Indian Railways Catering and Tourism Corporation Limited, or IRCTC, which allows us to transact with Indian Railways’ passenger reservation system through the Internet, can be terminated by IRCTC without prior notice and at its sole discretion. Termination of any of the abovementioned agreements and/or arrangements could have a material adverse effect on our business, financial condition and results of operations.

We Have Sustained Operating Losses in the Past and May Experience Operating Losses in the Future.

We sustained operating losses in fiscal year 2013 and in all our fiscal years prior to and including fiscal year 2010. While we generated operating profits in fiscal years 2011 and 2012, there can be no assurance that we will be able to return to profitability or that we can avoid operating losses in the future. We expect that our operating expenses will increase and the degree of increase in these expenses will be largely based on anticipated organizational growth and revenue trends. As a result, any decrease or delay in generating additional sales volumes and revenue could result in substantial operating losses.

We Rely on Third-Party Systems and Service Providers, and Any Disruption or Adverse Change in Their Businesses Could Have a Material Adverse Effect on Our Business.

We currently rely on certain third-party computer systems, service providers and software companies, including the GDS used by full service airlines, and the electronic central reservation systems used by low-cost airlines, certain hotels which are directly-connected to us, Indian Railways and bus operators. In particular, we rely on third parties to:

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

Further, many of our contracts with outsourcing service providers are short-term or have short notice periods. For example, our agreement with Serco BPO Private Limited (formerly Intelenet Global Services Private Limited), or Serco, which provides call center services for our hotels and packages business is for a renewable term of three years but may be terminated by either party on two months’ notice. The agreements with iEnergizer IT Services Private Limited, or iEnergizer IT Services, InterGlobe Technologies Private Limited, or InterGlobe, and Motif India Infotech Private Limited, or Motif India Infotech, may be terminated by either party on 90 days’ notice after the first year in the term of such agreements. In the event one or more of our contracts with our outsourcing service providers is terminated on short notice, we may be unable to find alternative outsourcing service providers on commercially reasonable terms, or at all. Further, the quality of the service provided by a new or replacement outsourcing service providers may not meet our requirements, including during the transition and training phase. Hence, termination of any of our contracts with our outsourcing service providers could cause a decline in the quality of our services and disrupt and adversely affect our business, results of operations and financial condition.

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

The Travel Industry for India and India-Related Travel Is Intensely Competitive, and We May Not Be Able to Effectively Compete in the Future.

The Indian travel market is intensely competitive. Factors affecting our competitive success include, among other things, price, availability and breadth of choice of travel services and products, brand recognition, customer service, fees charged to travelers, ease of use, accessibility and reliability. We currently compete with both established and emerging providers of travel services and products, including other online travel agencies, such as cleartrip.com, expedia.co.in, travelocity.co.in, yatra.com, goibibo.com, booking.com and agoda.com, as well as traditional travel agencies, tour operators, travel suppliers and operators of travel industry reservation databases. Certain of our competitors have also launched websites in other countries to better cater to Indian and other customers located in those areas. For example, in 2011, cleartrip.com launched website operations in the United Arab Emirates. Large, established Internet search engines have also launched applications offering travel itineraries in destinations around the world, and meta-search companies who can aggregate travel search results also compete against us for customers. Some of our competitors have significantly greater financial, marketing, personnel and other resources than us and certain of our competitors have a longer history of established businesses and reputations in the Indian travel market (particularly in the hotels and packages business) as compared with us. From time to time we may be required to reduce service fees and net revenue margins in order to compete effectively and maintain or gain market share.

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

In our air ticketing business, we generate revenue through commissions and incentive payments from airline suppliers, service fees charged to our customers and fees from our GDS service provider. Our airline suppliers may reduce or eliminate the commissions and incentive payments they pay to us. For example, airlines in India reduced the base commissions paid to travel agencies during fiscal year 2013. To the extent any of our airline suppliers further reduce or eliminate the commissions or incentive payments they pay to us in the future, our revenue may be further reduced unless we are able to adequately mitigate such reduction by increasing the service fees we charge to our customers in a sustainable manner. Any increase in service fees, to mitigate reductions in or elimination of commissions or otherwise, may also result in a loss of potential customers. Further, our arrangements with the airlines that supply air tickets to us may limit the amount of service fees that we are able to charge our customers. Our business would also be negatively impacted if competition or regulation in the travel industry causes us to reduce or eliminate our service fees.

We Rely on the Value of Our Brands, and Any Failure to Maintain or Enhance Consumer Awareness of Our Brands Could Have a Material Adverse Effect on Our Business, Financial Condition and Results of Operations.

We believe continued investment in our brand, “MakeMyTrip,” is critical to retain and expand our business. We believe that our brand is well respected and recognized in the Indian travel market. We have invested in developing and promoting our brand since our inception and expect to continue to spend on maintaining our brand’s value to enable us to compete against increased spending by our competitors, as well as against emerging competitors, including search engines and meta-search engines, and to allow us to expand into new geographies and products where our brand is not well known. Our marketing costs may also increase as a result of inflation in media pricing (including search engine keywords). With the acquisition of the Hotel Travel Group and the ITC Group during fiscal year 2013, we acquired the brands “HotelTravel” and “ITC,” which we believe are well-known brands globally, especially in Southeast Asia. We have invested and intend to continue to invest in developing and promoting these brands. There is no assurance that we will be able to successfully maintain or enhance consumer awareness of our brands. Even if we are successful in our branding efforts, such efforts may not be cost-effective. If we are unable to maintain or enhance consumer awareness of our brands and generate demand in a cost-effective manner, it would negatively impact our ability to compete in the travel industry and would have a material adverse effect on our business. See also “— We Cannot Be Sure That Our Intellectual Property Is Protected from Copying or Use by Others, Including Current or Potential Competitors.”

We May Not Be Successful in Implementing Our Growth Strategies.

Our growth strategies involve expanding our hotels and packages business (including through our travel agents’ network), expanding our service and product offerings, enhancing our service platforms by investing in technology, expanding into new geographic markets and pursuing strategic partnerships and acquisitions.

Our success in implementing our growth strategies is affected by:

•	our ability to increase the number of suppliers, especially hotel suppliers, that are directly-connected to us, which is dependent on the willingness of such suppliers to invest in new technology;

•	our ability to continue to expand our distribution channels, and market and cross-sell our travel services and products to facilitate the expansion of our business;

•	our ability to build or acquire the required technology;

•	our ability to expand our businesses through strategic acquisitions and successfully integrate such acquisitions;

•	the general condition of the global economy (particularly in India and markets with close proximity to India) and continued growth in demand for travel services, particularly online;

•	our ability to compete effectively with existing and new entrants to the Indian travel industry, including online travel companies as well as traditional travel agents and tour providers;

•	the growth of the Internet as a medium for commerce in India; and

•	changes in our regulatory environment.

Many of these factors are beyond our control and there can be no assurance that we will succeed in implementing our strategies.

We are also subject to additional risks involved in our strategies of expanding into new geographic markets and pursuing strategic partnerships and acquisitions. See “— Our International Operations, Some of Which Are New to Us, Involve Additional Risks” and “— We May Not Be Successful in Pursuing Strategic Partnerships and Acquisitions, and Future Partnerships and Acquisitions May Not Bring Us Anticipated Benefits.”

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

In March 2010, we acquired certain assets of Travis Internet Private Limited, an online bus ticketing company, including the website www.ticketvala.com, which gives us the ability to provide our bus suppliers with access to a real time bus reservations technology platform. Though we have been leveraging this platform to enable more bus operators to be directly-connected to our booking system with such technology, there is no assurance that this leveraging will further expand our bus booking offering.

In May 2011, we acquired approximately 79% of Luxury Tours, a Singapore-based travel agency, engaged in the business of providing hotel reservations, excursion tours and other related services to inbound and outbound travelers in Singapore and the rest of Southeast Asia. During fiscal years 2012 and 2013, we increased our stake through additional investments and acquisitions, and, as of March 31, 2013, we owned 100% of Luxury Tours. We intend to leverage this acquisition to build a position of strength in Southeast Asia through relationships with local hotels and vendors.

In August 2011, we acquired 19.9% of Le Travenues Technology Private Limited, which owns and operates www.ixigo.com, an online travel meta search engine. We believe this investment could potentially complement our online travel business.

In November 2011, we acquired approximately 29% of My Guest House Accommodations Private Limited, or My Guest House, which is engaged in the business of aggregation, sales and distribution of hotel room inventory with a special focus on budget lodging accommodations and serviced apartments. As of March 31, 2013, we owned 38.34% of My Guest House. Pursuant to our agreements with My Guest House, we expect to acquire 100% of My Guest House’s ordinary shares through an earn-out payment structure based upon the achievement of various business objectives over eight years. We believe this investment will complement our online travel business, as we have integrated My Guest House’s inventory management system into our Indian website to improve the management of our budget hotels and guest houses inventory in India.

In November 2012, we acquired a 100% stake in the companies comprising the Hotel Travel Group. The Hotel Travel Group has been operating in Southeast Asia with the well-established brand “Hotel Travel” and through the website www.hoteltravel.com, or HotelTravel.com, for over a decade, and it has a presence in each of Malaysia, Thailand and Singapore. The Hotel Travel Group has arrangements with approximately 90,000 hotels and properties internationally and in India. We believe the acquisition of the Hotel Travel Group will help us further strengthen our presence in the hotels and packages segment in India and Southeast Asia.

In November 2012, we acquired a 51% stake in the ITC Group. The ITC Group is a well-established hotel aggregator and tour operator in Thailand and has relationships with a number of hotels and local vendors in Thailand to provide hotel reservations, excursions tours and other travel related services for inbound and outbound travelers in Thailand and the Southeast Asia region. We believe this acquisition will help us further expand our presence in Thailand, a key market for outbound holidays, by establishing more direct hotel relationships in the country.

However, there is no assurance that any of these investments or acquisitions will be successful or bring about their intended results. Any such failure could negatively impact our ability to compete in the travel industry and have a material adverse effect on our business.

For further details on these investments and acquisitions, see “Item 4. Information On the Company — History and Development of our Company — Investments and Acquisitions.”

Our Arrangements with Some of Our Suppliers May Subject Us to Additional Monetary Risks.

We generally do not assume inventory risk in our air ticketing business as we typically act as an agent. However, on a few occasions, we pre-purchase air ticket inventory in order to enjoy special negotiated rates and we assume inventory risk on such tickets. When we sell pre-purchased tickets to our customers, revenue is accounted for on a “gross” basis (representing the price of the tickets paid by our customers) and the amount spent to pre-purchase the ticket is classified as a service cost. We obtain inventory for most hotels outside India through contracts with online travel agents and aggregators outside India. In some instances, in order to enjoy special negotiated rates for these hotels, we pre-purchase hotel room nights and assume inventory risk on them. If we are unable to sell pre-purchased tickets or hotel room nights inventory as anticipated either at all, or at expected rates, our revenue and business may be adversely affected.

Our International Operations, Some of Which Are New to Us, Involve Additional Risks.

We have been operating in the United States since 2000, servicing mainly the air ticketing needs of non-resident Indians in the United States traveling inbound to India. We launched our website in the United Arab Emirates in December 2009. We further expanded our presence in the United Arab Emirates through the incorporation of a new wholly owned subsidiary in fiscal year 2013. We launched our website in Canada in July 2010, following, among other things, the registration of our websites’ domain names (www.makemytrip.ae and www.makemytrip.ca) with the relevant registry as well as the procurement of additional servers to handle the increased traffic from these international websites. Our website in Canada is currently owned by a company registered in Canada. We need to continue to tailor our services and business model to the unique circumstances of such markets to succeed, including building new supplier relationships and customer preferences. We also have expanded, and intend to continue to expand, our business in other new markets, particularly those with a significant non-resident Indian population as well as those with proximity to India or favored by Indian travelers. For example, during fiscal year 2013 we completed our acquisitions of 100% of Luxury Tours, a Singapore-based travel agency, and acquired a 100% stake in the Hotel Travel Group, a travel services company based in Southeast Asia, and a 51% stake in the ITC Group, a hotel aggregator and tour operator in Thailand. Adapting our practices and models effectively to the supplier and customer preferences in these, or other, new markets could be difficult and costly and could divert management and personnel resources. We could also face additional regulatory requirements in these, or other, new markets which could be onerous. We cannot assure you that we will be able to efficiently or effectively manage the growth of our operations in these, or other, new markets.

In addition, we are subject to risks in our international operations that may not exist in our Indian operations, including:

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

For example, since our acquisition of the Hotel Travel Group, a portion of our business and some of our employees are located in Thailand, and we intend to continue to develop and expand our business in Thailand. Consequently, our financial performance and the market price of our ordinary shares will be affected by changes in exchange rates and controls, interest rates, changes in government policies, including taxation policies, social and civil unrest and other political, social and economic developments in or affecting Thailand.

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

We also have agreements with banks and certain companies that process customer credit card transactions for the facilitation of customer bookings of travel services from our travel suppliers. The online payment gateway for certain of our sales made through our mobile platform and through international credit and debit cards (including domestic and international cards issued by American Express) is not secured by “Verified by VISA” or “MasterSecure,” and we may be liable for accepting fraudulent credit cards on our websites. We may also be subject to other payment disputes with our customers for such sales. If we are unable to combat the use of fraudulent credit cards, our revenue from such sales would be susceptible to demands from the relevant banks and credit card processing companies, and our results of operations and financial condition could be adversely affected.

Declines or Disruptions in the Travel Industry Could Adversely Affect Our Business and Financial Performance.

Our business and financial performance is affected by the health of the Indian as well as the worldwide travel industry, including changes in supply and pricing. Events specific to the travel industry that could negatively affect our business include continued fare increases, travel-related strikes or labor unrest, fuel price volatility and bankruptcies or liquidations of our suppliers. For example, events in the Middle East over the past several years have resulted in an adverse impact on travel to that region. Such events have also contributed to an increase in crude oil prices which may have an adverse impact on the travel industry globally, including our business. Similarly, political unrest in the Maldives has negatively impacted travel to that country.

Additionally, our business is sensitive to safety concerns, and thus our business has in the past declined and may in the future decline after incidents of actual or threatened terrorism, during periods of political instability or conflict or during other periods in which travelers become concerned about safety issues, including as a result of natural disasters such as tsunamis or earthquakes or when travel might involve health-related risks, such as the Influenza A (H1N1), avian flu (H5N1 and H7N9) and Severe Acute Respiratory Syndrome, or other epidemics or pandemics. Such concerns are outside our control and could result in a significant decrease in demand for our travel services. Any such decrease in demand, depending on its scope and duration, together with any other issues affecting travel safety, could significantly and adversely affect our business and financial performance over the short and long term. The occurrence of such events could result in disruptions to our customers’ travel plans and we may incur additional costs and constrained liquidity if we provide relief to affected customers by not charging cancellation fees or by refunding the cost of airline tickets, hotel reservations and other travel services and products. If there is a prolonged substantial decrease in travel volumes, particularly air travel and hotels, for these or any other reasons, our business, financial condition and results of operations would be adversely affected.

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

Since the beginning of the global financial crisis in the third quarter of 2008, adverse developments in the international financial markets have created challenging economic conditions for businesses and governments around the world. These adverse developments have included increased market volatility, tightened liquidity in credit markets, diminished expectations for economic growth and a reduction in consumer and business spending. While the global economy has recovered to some extent since 2010, it remains fragile as high-income countries continue to suffer from volatility and slow growth, and it could be adversely impacted by several factors, including the deterioration of the sovereign debt crisis in Europe, debt and fiscal issues in the United States and the possibility of a sharp slowdown of investment in China as its new leadership attempts to rebalance its economy from investment and exports to increased domestic consumption. The weakness and uncertainty in the global economy have negatively impacted both corporate and consumer spending patterns and demand for travel services, globally and in India, and may continue to do so in the future.

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

We Cannot Be Sure That Our Intellectual Property Is Protected from Copying or Use by Others, Including Current or Potential Competitors.

Our websites rely on content and in-house customizations and enhancements of third-party technology, much of which is not subject to intellectual property protection. We protect our logo, brand name, websites’ domain names and, to a more limited extent, our content by relying on trademarks, trade secret laws and confidentiality agreements. Even with all of these precautions, it is possible for someone else to copy or otherwise obtain and use our content, techniques, and technology without our authorization or to develop similar technology. While our domain names cannot be copied, another party could create an alternative domain name resembling ours that could be passed off as our domain name. Effective trademark, copyright and trade secret protection may not be available in every country in which we operate, offline or through the Internet, and policing unauthorized use of our content and technological customizations is difficult and expensive. Our logo and brand name, “MakeMyTrip,” are only registered as trademarks in India, Mauritius, Bhutan, Nepal, Singapore, Taiwan and the United States and are not registered in other countries where we operate or otherwise. We have, however, applied for our trademark registration of our “MakeMyTrip” brand in several countries, including Canada, Australia, Hong Kong, Indonesia, Thailand, the United Arab Emirates, Malaysia and Sri Lanka. We have recently registered copyrights of our logo and brand name “MakeMyTrip” in India. Further, after our acquisitions of the Hotel Travel Group and the ITC Group in November 2012, we have filed trademark applications for the logos “HotelTravel” and “ITC” in Thailand, which are currently pending. We cannot be sure that our trademarks or domain names will be protected to the same extent as in the countries in which they are already registered or that the steps we have taken will prevent misappropriation or infringement of what we consider our proprietary information. Such misappropriation or infringement could have a material adverse effect on our business. In the future, we may need to engage in litigation to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation might result in substantial costs and diversion of resources and management attention.

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

The application of various Indian and international sales, use, occupancy, value-added and other tax laws, rules and regulations to our services and products is subject to interpretation by the applicable taxing authorities. Many of the statutes and regulations that impose these taxes were established before the growth of the Internet, mobile networks and e-commerce. If such tax laws, rules and regulations are amended, new adverse laws, rules or regulations are adopted or current laws are interpreted adversely to our interests, particularly with respect to occupancy or value-added or other taxes, the results could increase our tax payments (prospectively or retrospectively) and/or subject us to penalties and, if we pass on such costs to our customers, decrease the demand for our services and products. As a result, any such changes or interpretations could have an adverse effect on our business and financial performance. In recent years, we have received notices from the Indian tax regulatory authority for a demand of service tax on certain matters, some of which relate to the travel industry in India and involve complex interpretation of law. We have also received a notice and various assessment orders from the Indian income tax authorities, to which we have responded. There can be no assurance that the Indian tax authorities will not take a different view. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings.”

Infrastructure in India May Not Be Upgraded in Order to Support Higher Internet Penetration, Which May Result in Additional Investments and Expenses for Us.

The majority of our bookings are made through our Indian website. However, Internet penetration in India was 11.4% as of June 2012, according to Internet World Stats. There can be no assurance that Internet penetration in India will increase in the future as slowdowns or disruptions in upgrading efforts for infrastructure in India could reduce the rate of increase in the use of the Internet. As such we may need to make additional investments in alternative distribution channels. Further, any slowdown or negative deviation in the anticipated increase in Internet penetration in India may adversely affect our business and prospects.

Our Significant Shareholders Are Able to Exercise Significant Influence over Our Company and May Have Interests That Are Different from Those of Our Other Shareholders.

As of April 30, 2013, SB Asia Investment Fund II L.P., or SAIF, owned 31.48% of the issued and outstanding shares of our company and each of Tiger Global, as defined in “Item 7. Major Shareholders and Related Party Transactions”, and Mr. Deep Kalra owned 19.11% and 9.33%, respectively, of the issued and outstanding shares of our company. By virtue of such significant shareholdings, these shareholders have the ability to exercise significant influence over our company and our affairs and business, including the election of directors, the timing and payment of dividends, the adoption and amendments to our Constitution, the approval of a merger or sale of substantially all our assets and the approval of most other actions requiring the approval of our shareholders. The interests of these shareholders may be different from or conflict with the interests of our other shareholders and their influence may result in the delay or prevention of a change of management or control of our company, even if such a transaction may be beneficial to our other shareholders.

Our Results of Operations Are Subject to Fluctuations in Currency Exchange Rates.

As the functional currency of MMT India, our key operating subsidiary, is the Indian Rupee, our exposure to foreign currency risk primarily arises in respect of our non-Indian Rupee-denominated trade and other receivables, trade and other payables, and cash and cash equivalents. Based on our operations in fiscal year 2013, a 10.0% appreciation of the US dollar against the Indian Rupee as of March 31, 2013, assuming all other variables remained constant, would have increased our loss for fiscal year 2013 by $1.4 million. Similarly, a 10.0% depreciation of the US dollar against the Indian Rupee as of March 31, 2013, assuming all other variables remained constant, would have decreased our loss for fiscal year 2013 by $1.4 million. Based on our operations in fiscal year 2012, a 10.0% appreciation of the US dollar against the Indian Rupee as of March 31, 2012, assuming all other variables remained constant, would have decreased our profit for fiscal year 2012 by $0.8 million. Similarly, a 10.0% depreciation of the US dollar against the Indian Rupee as of March 31, 2012, assuming all other variables remained constant, would have increased our profit for fiscal year 2012 by $0.8 million.

We are also exposed to movements between the US dollar and the Indian Rupee in our operations, as approximately 4.4% and 3.9% of our revenue for fiscal years 2012 and 2013, respectively, was generated by MMT India from its air ticketing business and received in US dollars although our expenses are generally incurred in Indian Rupees. Additionally, we receive revenue from our hotels and packages segment in Indian Rupees, but a portion of our expenses in this segment (those relating to outbound packages from India in particular) could be incurred in a non-Indian currency. We currently do not have any hedging agreements or similar arrangements with any counter-party to cover our exposure to any fluctuations in foreign exchange rates. While, we do incorporate margins in our pricing to cover any adverse fluctuations in foreign exchange rates, there can be no assurance that such margins will adequately protect us from adverse fluctuations in foreign exchange rates and hence our earnings remain susceptible to foreign exchange rate fluctuations.

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

A substantial portion of our business and most of our employees are located in India, and we intend to continue to develop and expand our business in India. Consequently, our financial performance and the market price of our ordinary shares will be affected by changes in exchange rates and controls, interest rates, changes in government policies, including taxation policies, social and civil unrest and other political, social and economic developments in or affecting India.

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

In fiscal years 2011, 2012 and 2013, 92.8%, 82.8% and 85.7%, respectively, of our revenue was derived directly from sales by our subsidiary in India. The performance and growth of our business are necessarily dependent on economic conditions prevalent in India, which may be materially and adversely affected by political instability or regional conflicts, a general rise in interest rates, inflation, economic slowdown elsewhere in the world or otherwise. The CIA World Factbook estimates that consumer inflation in India was 12.0% in 2010, 8.9% in 2011 and 9.2% in 2012. The Indian economy also remains largely driven by the performance of the agriculture sector which depends on the quality of the monsoon which is difficult to predict. The Indian economy has grown significantly over the past few years, although it has recently experienced an economic slowdown. In the past, economic slowdowns in the Indian economy have harmed the travel industry as customers have less disposable income for their travels, especially holiday travel. Any continued or future slowdown in the Indian economy or a further increase in inflation could have a material adverse effect on the demand for the travel products we sell and, as a result, on our financial condition and results of operations.

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

Natural Calamities Could Have a Negative Impact on the Indian Economy and Cause Our Business to Suffer.

India has experienced natural calamities such as earthquakes, tsunamis, floods and drought in the past few years. In December 2004, Southeast Asia, including both the eastern and western coasts of India, experienced a massive tsunami, and in October 2005, the State of Jammu and Kashmir experienced an earthquake, both of which events caused significant loss of life and property damage. The extent and severity of these natural disasters determines their impact on the Indian economy. Substantially all of our operations and employees are located in India and there can be no assurance that we will not be affected by natural disasters in the future. Furthermore, if any of these natural disasters occur in tourist destinations, such as the tsunami in 2004 which affected the state of Kerala, a popular vacation destination in India, travel to and within India could be adversely affected, which could have an adverse impact on our business and financial performance.

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

Our Business and Activities Are Regulated by the Competition Act, 2002.

The Competition Act, 2002, as amended, or the Competition Act, seeks to prevent practices that could have an appreciable adverse effect on competition in India. Under the Competition Act, any arrangement, understanding or action, whether formal or informal, which causes or is likely to cause an appreciable adverse effect on competition within India is void and will be subject to substantial penalties. Any agreement that directly or indirectly determines purchase or sale prices, limits or controls production, or creates market sharing by way of geographical area, type of goods or services or number of customers in the market or which involves bid rigging is presumed to have an appreciable adverse effect on competition. Provisions relating to the regulation of certain acquisitions, mergers or amalgamations which have an appreciable adverse effect on competition and regulations issued by the Competition Commission of India with respect to notification requirements for such combinations became effective on June 1, 2011.

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

Our Investors May Be Subject to Indian Taxes on Income Arising Through the Sale of Our Ordinary Shares.

Amendments introduced in 2012 to the Income Tax Act, 1961, as amended, provide that income arising directly or indirectly through the sale of a capital asset, including shares of a company incorporated outside of India, will be subject to tax in India, if such shares derive indirectly or directly their value substantially from assets located in India, irrespective of whether the seller of such shares has a residence, place of business, business connection, or any other presence in India. The amendments do not define the term “substantially” or address the interplay between a tax treaty and the Income Tax Act in the event of an indirect transfer of shares. Further, the applicability and implications of the amendments are largely unclear. If the Indian tax authorities determine that our ordinary shares derive their value substantially from assets located in India, our investors may be subject to Indian income taxes on the income arising directly or indirectly through the sale of our ordinary shares.

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

In May 2013, we applied to the Mauritius Revenue Authority for a specific Tax Residence Certificate for India and a general Tax Residence Certificate for all other jurisdictions, as per the guidelines prescribed by the Mauritius Revenue Authority. We believe that a significant portion of the income derived from our operations will not be subject to tax in countries in which we conduct activities or in which our customers are located, other than Mauritius, India, Singapore, Malaysia and Thailand. However, this belief is based on the anticipated nature and conduct of our business, which may change. It is also based on our understanding of our position under the tax laws of the countries in which we have assets or conduct activities. This position is subject to review and possible challenge by taxing authorities and to possible changes in law that may have retroactive effect. Our results of operations could be materially and adversely affected if we become subject to a significant amount of unanticipated tax liabilities.

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

The Sale or Availability for Sale of Substantial Amounts of Our Ordinary Shares Could Adversely Affect Their Market Price.

Sales of substantial amounts of our ordinary shares in the public market, or the perception that such sales could occur, could adversely affect the market price of our ordinary shares and could materially impair our future ability to raise capital through offerings of our ordinary shares. As of March 31, 2013 we had 37,602,158 ordinary shares outstanding. All of the ordinary shares sold in our prior public offerings are freely tradeable without restriction or further registration under the U.S. Securities Act of 1933, or the Securities Act, unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Subject to applicable restrictions and limitations under Rule 144 of the Securities Act, all of our shares outstanding before our prior public offerings will be eligible for sale in the public market. If these shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our ordinary shares could decline. We cannot predict what effect, if any, market sales of ordinary shares held by our significant shareholders or any other shareholder or the availability of these ordinary shares for future sale will have on the market price of our ordinary shares.

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

Based on, among other things, the current and anticipated valuation of our assets and composition of our income and assets, we do not believe we were a passive foreign investment company, or PFIC, for US federal income tax purposes for our taxable year ending March 31, 2013. However, a separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year. A non-US corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ordinary shares, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which a US Holder (as defined in “Item 10. Additional Information — E. Taxation — US Federal Income Taxation”) holds an ordinary share, certain adverse US federal income tax consequences could apply to such US Holder. See “Item 10. Additional Information — E. Taxation — US Federal Income Taxation — Passive Foreign Investment Company.”

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of our Company

Our company (Company No. 24478/5832) is a public company incorporated under the laws of Mauritius with limited liability on April 28, 2000 and we hold a Category 1 Global Business Licence issued by the Financial Services Commission in Mauritius. Our registered office is located at c/o Multiconsult Limited, Les Cascades Building, Edith Cavell Street, Port Louis, Mauritius and our principal executive office is located at Tower A, SP Infocity, 243, Udyog Vihar, Phase 1, Gurgaon, Haryana 122016, India and the telephone number for this office is (91-124) 439-5000. Our principal website address is www.makemytrip.com. Our other websites include www.makemytrip.ae; www.makemytrip.ca; www.makemytrip.com.sg; www.us.makemytrip.com and www.hoteltravel.com. Information contained on our website, or the website of any of our subsidiaries or affiliates, is not a part of this annual report. Our agent for service in the United States is MakeMyTrip Inc., 60 East 42nd Street, Suite 411, New York, NY 10165.

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

On November 6, 2012, we issued 209,050 shares as a part of the initial consideration for the acquisition of the Hotel Travel Group.

As of March 31, 2013, our stated capital was $155,077,803.41, comprising 37,602,158 ordinary shares with a par value of $0.0005 each.

As of April 30, 2013, our stated capital was $155,094,351.66, comprising 37,655,158 ordinary shares with a par value of $0.0005 each.

Investments and Acquisitions

In May 2011, we acquired approximately 79% equity stake in Luxury Tours, a Singapore-based travel agency that provides hotel reservations, excursion tours and other related services to inbound and outbound travelers in Singapore and the rest of Southeast Asia, in accordance with the terms of the share purchase agreement dated February 9, 2011 entered into with Luxury Tours and its existing shareholders. We paid cash consideration of approximately $3.0 million, subject to working capital adjustment in accordance with the terms of the share purchase agreement. During fiscal year 2012, we further invested approximately $0.8 million to subscribe to new equity shares in Luxury Tours, thereby increasing our stake to approximately 83%. During fiscal year 2013, we accelerated the terms of the original agreement and acquired the remaining outstanding shares of Luxury Tours for approximately $0.8 million in aggregate, and, accordingly, as of March 31, 2013, we owned 100% of Luxury Tours. We intend to leverage this acquisition to build a position of strength in Southeast Asia through relationships with local hotels and vendors.

In July 2011, we incorporated Luxury Tours (Malaysia) to further expand our operations in Malaysia and adjacent markets. In August 2011, Luxury Tours (Malaysia) became our wholly-owned subsidiary. As of April 30, 2013, we have invested approximately $0.3 million in Luxury Tours (Malaysia).

In August 2011, we acquired 19.9% of Le Travenues Technology Private Limited, which owns and operates www.ixigo.com, an online travel meta search engine. We paid cash consideration of $4.8 million for the purchase of new shares as well as vendor shares. We believe this investment could potentially complement our online travel business.

In November 2011, we acquired approximately 29% of My Guest House, which is engaged in the business of aggregation, sales and distribution of hotel room inventory with a special focus on budget lodging accommodations and serviced apartments. We paid approximately $1.0 million for this stake. As of March 31, 2013, we held 38.34% in My Guest House pursuant to additional shares subscribed to in fiscal year 2013 for $0.6 million. Pursuant to our agreement with My Guest House, we expect to acquire 100% of My Guest House’s ordinary shares through an earn-out payment structure based upon the achievement of various business objectives over eight years. We believe this investment will complement our online travel business, as we have integrated My Guest House’s inventory management system into our Indian website to improve the management of our budget hotels and guest houses inventory in India.

In November 2012, we acquired a 100% stake in the companies comprising the Hotel Travel Group. The Hotel Travel Group has been operating in Southeast Asia with the well-established brand “Hotel Travel” and through the website www.hoteltravel.com for over a decade, and it has a presence in each of Malaysia, Thailand and Singapore. The total consideration payable to the promoters of the Hotel Travel Group by us is $25 million, subject to an estimated balance sheet adjustment. On November 6, 2012, $10 million of this amount was paid in cash and $3.3 million in the form of our shares, after making an adjustment for a portion of the estimated balance sheet adjustment. We have agreed to pay the remaining consideration in the form of our shares, subject to a final adjustment, in three annual tranches, with the final tranche scheduled for January 2016. Two of the promoters of the Hotel Travel Group will continue to be employed by us in key capacities, and will be eligible for additional earn-out payments and incentives ranging from nil to $35 million, payable partly in cash and partly in the form of our shares, over the next three to four years based on the Hotel Travel Group meeting certain revenue and EBITDA targets. We believe the acquisition of the Hotel Travel Group will help us further strengthen our presence in the hotels and packages segment in India and Southeast Asia.

In November 2012, we acquired a 51% stake in the ITC Group, a well-established hotel aggregator and tour operator in Thailand. The aggregate consideration we paid was (i) $2.2 million for the purchase of shares from the existing shareholders of the ITC Group, and (ii) $1 million for the subscription of new shares of the ITC Group. As of March 31, 2013, we owned 51% of the ITC Group, and we expect to acquire the remaining shares of the ITC Group from the existing shareholders in cash, payable in four tranches, over an earn-out period ending December 2016, at a price based on a valuation linked to the future profitability of the ITC Group and the employment status of the ITC Group’s promoter. We believe this acquisition will help us further expand our presence in Thailand, a key market for outbound holidays, by establishing more direct hotel relationships in the country.

For further details, see “Risk Factors — Risks Related to Us and Our Industry — We May Not Be Successful in Pursuing Strategic Partnerships and Acquisitions, and Future Partnerships and Acquisitions May Not Bring Us Anticipated Benefits.”

B. Business Overview

We are the largest online travel company in India, based on gross bookings for 2011, according to PhoCusWright. Through our primary website, www.makemytrip.com, or MakeMyTrip.com, our subsidiaries’ websites, such as www.hoteltravel.com, www.makemytrip.ae, www.makemytrip.com.sg, and other technology-enhanced distribution channels in India, including our call centers, travel stores and travel agents’ network, travelers can research, plan and book a wide range of travel services and products in India as well as overseas. Our services and products include air tickets, hotels, packages, rail tickets, bus tickets, car hire and ancillary travel requirements such as facilitating access to travel insurance.

We commenced operations in 2000 and in the first five years following our inception, we focused on the non-resident Indian market in the United States, servicing mainly their need for United States-India inbound air tickets. We started our Indian business with the launch of our Indian website in September 2005. During the initial years of our operations, we invested significant capital in our infrastructure as well as in sales and marketing efforts to build our brand and gain recognition, and we recorded net losses for all our completed fiscal years. In fiscal year 2008, our second full fiscal year since we commenced our Indian business, we recorded a net loss of $(18.9) million. We reduced our net loss in fiscal years 2009 and 2010, recording net losses of $(7.3) million and $(6.2) million, respectively, and recorded net profits of $4.8 million and $7.0 million, respectively, in fiscal years 2011 and 2012. We recorded a net loss of $(27.6) million in fiscal year 2013. We also reduced our operating loss in fiscal years 2009 and 2010, recording operating losses of $(10.6) million and $(6.0) million, respectively, and recorded operating profits of $4.1 million and $4.0 million, respectively, in fiscal years 2011 and 2012. We recorded an operating loss of $(18.1) million in fiscal year 2013. Excluding the effects of employee share-based compensation costs, we would have recorded operating losses of $(10.2) million and $(6.4) million in fiscal years 2009 and 2013, respectively, and operating profits of $0.8 million, $4.6 million and $10.9 million, respectively, in fiscal years 2010, 2011 and 2012; and we would have recorded net losses of $(6.9) million and $(15.9) million in fiscal years 2009 and 2013, respectively, and net profits of $0.6 million, $5.4 million and $13.9 million, respectively, in fiscal years 2010, 2011 and 2012, respectively.

We believe the strength of our brand, quality of our services, user-friendliness of our website experience, focus on our customers and efficacy of our marketing programs have enabled us to capture a significant share of the domestic air tickets market in India, while driving increased bookings of the international outbound air tickets market. In fiscal year 2011, 2.6 million transactions for domestic air tickets in India were booked through us, and we generated $47.6 million in revenue less service cost from our air ticketing business. In fiscal year 2012, 3.5 million transactions for domestic air tickets in India were booked through us, and we generated $66.3 million in revenue less service cost from our air ticketing business. In fiscal year 2013, 3.4 million transactions for domestic air tickets in India were booked through us, and we generated $56.8 million in revenue less service cost from our air ticketing business. We have also leveraged our strength in air travel to grow into non-air travel and other segments of the travel industry, specifically hotels and packages. Revenue less service cost from our hotels and packages business totaled $10.9 million in fiscal year 2011, accounting for 17.9% of our total revenue less service cost, $18.2 million in fiscal year 2012, accounting for 20.7% of our total revenue less service cost and 27.6 million in fiscal year 2013, accounting for 31.3% of our total revenue less service cost.

We have designed our websites to provide our customers with a user-friendly experience. According to comScore, www.makemytrip.com had an average of over 7.2 million unique visitors per month in fiscal year 2013. In fiscal year 2011, 3.6 million transactions were executed through our websites, accounting for approximately 96.0% of our total transactions in fiscal year 2012, 4.9 million transactions were executed through our websites, accounting for approximately 94.7% of our total transactions and in fiscal year 2013, 5.0 million transactions were executed through our websites, accounting for approximately 94.7% of our total transactions.

Our customers are now able to make bookings on our mobile site, http://m.makemytrip.com, and on major mobile platforms through our mobile applications, including Indian domestic flights through our Blackberry application and Indian domestic flights, Indian domestic hotels, Indian bus offerings and Indian and international holiday packages through our Android and iPhone applications. Based on a recent study, we believe that India currently has an estimated 40 million smartphones in use. We believe that smartphones and mobile devices will become an even more integral part of how our customers shop for and purchase our products in the coming years.

We have built an advanced and secure technology platform, which integrates our sales, customer service and fulfillment operations. Our technology platform is scalable and can be upgraded to handle increased traffic and complexity of products with limited additional investment. As reported by The Economic Times on February 6, 2011, the Indian middle class is expected to grow over three times from 160 million people during 2011 to 547 million people by 2026. In order to meet the requirements of this growing Indian middle class travel market where Internet penetration is relatively low, we also utilize other technology-enhanced distribution channels, including call centers and travel stores in India, as well as our travel agents’ network in India.

We provide our customers with access to all major domestic full-service and low-cost airlines operating in India and all major airlines operating to and from India, over 11,100 hotels and guesthouses in India and more than 84,300 hotels and properties outside India, Indian Railways and several major Indian and overseas bus operators. On the other hand, we believe we are a cost-effective distribution channel for our suppliers, providing reach to a large and expanding customer base in India as well as non-resident Indians.

In our air ticketing business, we generate revenue through commissions and incentive payments from airlines, service fees charged to our customers and fees from our GDS service providers. We primarily use Amadeus GDS. In our hotels and packages business, our revenue represents the total amount paid by our customers for these travel services and products and the cost of procuring the relevant services and products are classified as service cost. We evaluate our financial performance based on revenue less service cost, which is a non-IFRS measure, as we believe that revenue less service cost reflects more accurately the value addition of the travel services that we provide to our customers. Our total revenue less service cost was approximately $88.2 million in fiscal year 2012 as well as in fiscal year 2013.

We believe the overall Indian travel industry will experience continued growth due to income growth in India and the increased spending by Indians on travel and recreation. According to Internet World Stats, as of June 2012, Internet penetration was at 11.4% in India, making India the world’s third largest population of internet users after China and the United States, as compared with 78.3% in the United States. We therefore believe that the Indian online travel industry is well-positioned for long-term growth and that our well-recognized brand, leadership in the online travel market in India and broad and technology-enhanced distribution channels position us well to capitalize on these growth opportunities.

Furthermore, for three years in a row, from 2010 to 2012, MMT India has been ranked one of the top five best places to work among the top 500 companies in India, according to “India’s Best Companies to Work For” rankings published by the Great Place to Work Institute, an independent global research and consulting firm, and The Economic Times, a daily business newspaper in India.

Our Strengths

We have the following competitive strengths:

The Largest Online Travel Company in India with a Well-Recognized Brand. Since commencing our travel business in India in 2005, we have become the largest company in the Indian online travel market, based on gross bookings for 2011, according to PhoCusWright. In fiscal year 2011, 2.6 million transactions for domestic air tickets in India and 175,869 transactions for hotels and packages were booked through us. In fiscal year 2012, 3.5 million transactions for domestic air tickets in India and 343,141 transactions for hotels and packages were booked through us. In fiscal year 2013, 3.4 million transactions for domestic air tickets in India and 568,133 transactions for hotels and packages were booked through us. According to comScore, www.makemytrip.com had an average of over 7.2 million unique visitors per month in fiscal year 2013.

We believe that our brand is well-recognized in the Indian travel industry. In 2013, we were voted the Best Travel Portal by the readers of Lonely Planet Magazine India. In 2012, we were selected as the Best Travel Portal (Indian) by readers of Lonely Planet Magazine India and Favourite Travel Portal by readers of Outlook Traveller magazine. In 2011, we were named the Best Online Travel Agency and Best Domestic Tour Operator by the Times of India. We were also the first and only online travel agency brand to be selected as a SuperbrandTM in India for 2009-2010. We have invested in developing and promoting our brand since our inception, using a combination of traditional channels such as print, radio and television, mass media campaigns, as well as search engine marketing and other innovative digital marketing tools, such as outreach through FacebookTM, LinkedInTM and other social media websites, viral marketing and online display banners, to broaden our reach to travelers in India and overseas.

We believe that our reputation and market position have also provided us with better leverage when contracting with airlines, hotels and other suppliers.

Comprehensive Selection of Service and Product Offerings. We offer our customers a comprehensive selection of travel and travel-related services and products. We cater to the travel needs of residents in India as well as non-resident Indians and others traveling to India from the United States, the United Arab Emirates and other countries. Our services and products include air tickets, hotels, packages, rail tickets, bus tickets, car hire and ancillary travel requirements such as travel insurance and visa processing. We provide our customers with access to all major domestic full-service and low-cost airlines operating in India and all major airlines operating to and from India over 11,100 hotels and guesthouses in India and more than 84,300 hotels and properties outside India, Indian Railways and several major Indian and Singaporean bus operators. We believe our comprehensive selection of travel services and products makes us a “one stop shop” for our customers’ travel needs and allows us to combine multiple products and provide customized packages that suit the unique needs of our customers.

Broad Distribution Network. We use a variety of technology-enhanced distribution channels to target the growing Indian middle class travel market, where Internet penetration is still relatively low. Our distribution network is centered on our India-focused website, www.makemytrip.com (which includes our US sub-domain website), our United Arab Emirates-focused website, www.makemytrip.ae, and our Canadian website, www.makemytrip.ca, our call centers, our airport counters and our various travel stores in 46 cities in India, as of April 30, 2013. As of April 30, 2013, we also had a network of approximately 900 registered agents across approximately 200 cities and towns in India who can access our business-to-business, or B2B, website which enables them to sell our full suite of online travel services to their customers. Our customers are now able to make bookings on our mobile site, http://m.makemytrip.com, and on major mobile platforms through our mobile applications, including Indian domestic flights through our Blackberry application and Indian domestic flights, Indian domestic hotels, Indian bus offerings and Indian and international holiday packages through our Android and iPhone applications. Our broad distribution network gives us widespread access to travelers both in India as well as abroad.

Advanced, Secure and Scalable Technology Platform. We have built an advanced and secure technology platform, which integrates our sales, customer service and fulfillment operations. We have designed our websites to be user-friendly, providing our customers with extensive low-price options and alternative routings, as well as offering them combinations of flight and hotel bookings at cost-effective rates. Our websites also enable our customers to find their right destinations easily by using colloquial names or major landmarks. We also recently made significant improvements to our online hotel booking platform, which provide an enhanced user experience for researching and booking hotels on MakeMyTrip.com. We continue to focus on automation by making changes to our extranet to allow more of our hotel suppliers to use a self-service mode in managing their rates and inventory.

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

Customer-Focused Approach. We place significant emphasis on technology, personnel and training to improve our services to our customers. Our customers can choose from our various customer service channels to contact us, including web-based self-service or chat support as well as our toll-free call centers, our airport counters, our travel stores and e-mail. Our mobile service platform also enables customers to receive e-tickets and flight alerts via text messages (SMS) on their mobile phones. Our customers are now able to make bookings on our mobile site, http://m.makemytrip.com, and on major mobile platforms through our mobile applications, including Indian domestic flights through our Blackberry application and Indian domestic flights, Indian domestic hotels, Indian bus offerings and Indian and international holiday packages through our Android and iPhone applications. In addition to being able to make different types of travel bookings on their smartphones and mobile devices, customers can view their booking details, cancel bookings, request e-tickets, track refund status, check flight status, look for new deals and use location-based services to find nearby places of interest. Our websites provide an enhanced user experience for researching and booking hotels, as well as valuable travel information not available on our mobile site, such as user-generated travel reviews and destination guides to help customers conduct research and make travel decisions. Our website also includes a search tool for international flights called “Inspire” targeted towards leisure travelers. This tool recommends international destinations to customers based on their selected interests and budget, shows fare trends for the next few months and facilitates the purchase of flight tickets. We have also launched “RoutePlanner,” a service on our website that helps users choose among various transportation options, including air, bus, rail and hired car, for travel between any two of over 4,000 cities in India. In addition, we have launched our “Holidays” application on Windows 8 and our “Trip Ideas” application on Android and iPhone. Both of these applications are focused on helping users choose among various domestic and international travel destinations.

We primarily outsource our call center operations and fulfillment process to IBM Daksh Business Process Services Private Limited, or IBM, iEnergizer IT Services, Serco, InterGlobe and Motif India Infotech in India, as we believe these experienced and reputable service providers are able to adhere to our customer service standards and enhance our service quality. We also have a dedicated in-house escalation service which operates 24 hours a day, seven days a week, and is responsible for addressing issues or complaints raised by our customers.

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

Expand Our Hotels and Packages Business. Our hotels and packages business generally yields higher net revenue margins than our air ticketing business, and we intend to continue shifting our business mix towards this segment by proactively investing to gain further market share, with a focus on increasing automation and developing new technologies. Our objective is to enable more hotel suppliers to be directly-connected to our websites, as this allows our suppliers to upload information about available rooms, services and rates directly from their central reservation systems onto our websites, as well as automatically confirm hotel reservations made by our customers on a real time basis. We continue to focus on automation by making changes to our extranet to allow more of our hotel suppliers to use a self-service mode in managing their rates and inventory. In fiscal year 2013, through our acquisition of the Hotel Travel Group, including its supply of approximately 90,000 hotels and properties internationally and in India, and our continued sales and outreach efforts, we were able to raise the percentage of our hotel suppliers directly-connected to us from approximately 4.7% as of April 30, 2012 to approximately 8.6% as of April 30, 2013. We believe that our hotels and packages business will continue to grow as more of our suppliers become directly-connected to us. We also intend to grow our packages business outside India through strategic partnerships and acquisitions, as well as by strengthening our relationships with key aggregators from whom we procure inventory for our packages products.

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

We seek to continue expanding our travel offerings beyond core air tickets, hotels and packages to mass market products including bus, rail and car hire. We introduced the sale of bus tickets in 2008 and the sale of rail tickets in 2009. We started providing chauffeur-driven car hire services online in May 2010, which was followed by self-driven car hire services. Currently, we offer customers the ability to rent self-driven cars worldwide and chauffeur-driven cars in over 160 cities in India through partnerships with over 100 car vendors. We provide car hire services through our fully automated car hire website, call centers and travel stores as a standalone product and also in conjunction with flight bookings, hotel bookings, and holiday package bookings.

Enhance Our Service Platforms by Investing in Technology. We intend to continue to invest in technology to enhance the features of our services and our platforms. For example, we plan to integrate our Indian domestic air tickets booking system with our international air tickets booking system and allow cross fare class bookings in one transaction. We also intend to extend user feedback features to more products, enable more user-friendly bookings to be saved by our customers and used across all our services and products, enhance our mobile service platform to make mobile transactions more user-friendly and allow real time fingerprinting to prevent online credit card fraud. We believe that our continued investments in technology will enable us to enhance our customer service and to capitalize on the expected growth opportunities in the online travel market in India. Our customers are now able to make bookings on our mobile site, http://m.makemytrip.com, and on major mobile platforms through our mobile applications, including Indian domestic flights through our Blackberry application and Indian domestic flights, Indian domestic hotels, Indian bus offerings and Indian and international holiday packages through our Android and iPhone applications. In addition to being able to make different types of travel bookings on their smartphones and mobile devices, customers can view their booking details, cancel bookings, request e-tickets, track refund status, check flight status, look for new deals and use location-based services to find nearby places of interest.

Expand into New Geographic Markets. We believe we are well positioned for growth in other overseas markets, particularly those with a significant non-resident Indian population as well as destinations with proximity to India and favored by Indian travelers. In December 2009, we launched our website, www.makemytrip.ae, in the United Arab Emirates, following, among other things, the registration of our website’s domain name with the relevant registry as well as the procurement of additional servers to handle the increased traffic from this new international website. The United Arab Emirates has a significant non-resident Indian population, and our website is intended to serve the travel needs of non-resident Indian travelers traveling from the United Arab Emirates and neighboring Middle Eastern countries to India as well as on their travels elsewhere. We further expanded our presence in the United Arab Emirates through the incorporation of a new wholly owned subsidiary, MakeMyTrip FZ LLC, in fiscal year 2013. We launched our Canadian website, www.makemytrip.ca, in July 2010 to serve the travel needs of the Indian residents there. We entered the Singapore market by acquiring Luxury Tours in May 2011. In July 2011, we incorporated Luxury Tours (Malaysia) to expand our operations in Malaysia and adjacent markets. In November 2012, we expanded in Thailand and Southeast Asia through our acquisitions of the Hotel Travel Group and the ITC Group.

Pursue Selective Strategic Partnerships and Acquisitions. In addition to growing our business organically, we may also pursue strategic partnerships and targeted acquisitions that complement our service offerings or strengthen or establish our presence in our targeted overseas markets. Our purchase of certain assets of Travis Internet Private Limited, which operated www.ticketvala.com, in March 2010 was a step in this direction for our bus network. During fiscal 2013, we completed our acquisition (which began in May 2011) of 100% of Luxury Tours, a Singapore-based travel agency which is engaged in the business of providing hotel reservations, excursion tours and other related services to inbound and outbound travelers in Singapore and the rest of Southeast Asia. In August 2011, we acquired 19.9% of Le Travenues Technology Private Limited, which owns and operates www.ixigo.com, an online travel meta search engine. In November 2011, we acquired approximately 29% of My Guest House, which is engaged in the business of aggregation, sales and distribution of hotel room inventory with a special focus on budget lodging accommodations and serviced apartments. As of March 31, 2013, we hold 38.34% in My Guest House, and we expect to complete our acquisition of My Guest House by 2021. In November 2012, we acquired 100% of the Hotel Travel Group, a well-established travel company in Southeast Asia, especially Thailand, and a 51% stake in ITC group, a well-established hotel aggregator and tour operator focused on Thailand. We expect to acquire the remaining shares of the ITC Group from its existing shareholders by December 2016. We believe our existing technology platform will enable us to successfully and cost-effectively integrate our partners or new companies we acquire into our network and allow us to ensure our best practices are followed.

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

	Number of Transactions
	for Fiscal Year Ended March 31
	2011	2012	2013
Indian domestic air travel	2.6 million	3.5 million	3.4 million
Outbound air travel	146,033	185,623	241,388

We provide our customers with a wide selection of airline tickets for all major domestic full-service and low-cost airlines operating in India, including Air India, Air India Express, Go Air, IndiGo, Jet Airways and SpiceJet; and all major international flights that originate from cities in India, including Air India, British Airways, Emirates, Jet Airways, Lufthansa, Malaysia Airlines, Singapore Airlines, Thai Airways, FlyDubai, Air Asia and Virgin Atlantic. We obtain inventory from these airlines either through a GDS (we primarily use Amadeus GDS) or via “direct connects” to the airlines’ booking systems.

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

Inbound Travel to India. We began selling air tickets for the United States-to-India sector in 2000. Our customers are mainly non-resident Indians and persons of Indian origin traveling to India. Our customers may search and book their flights on our US sub-domain website, us.makemytrip.com, which is linked to our primary website, www.makemytrip.com, and uses a similar search and display interface as our primary website, and may also call our toll-free US hotline, 1800-INDIA-10. The total number of transactions for inbound air travel to India booked through us was 47,765 in fiscal year 2011, 52,932 in fiscal year 2012 and 54,225 in fiscal year 2013.

We intend to expand our business in other markets outside India, particularly those with a significant non-resident Indian population as well as those with proximity to India and favored by Indian travelers. In December 2009, we launched our website in the United Arab Emirates, www.makemytrip.ae, catering mainly to non-resident Indians traveling to India as well as on their travels to other countries. We launched our Canadian website, www.makemytrip.ca, in July 2010. Our Canadian website is currently owned by a company registered in Canada. We entered the Singapore market by acquiring Luxury Tours in May 2011. In July 2011, we incorporated Luxury Tours (Malaysia) to expand our operations in Malaysia and adjacent markets. In November 2012, we expanded in Thailand and Southeast Asia, through our acquisitions of the Hotel Travel Group and the ITC Group.

Hotels and Packages

We introduced our hotels and packages business in 2005 and have since experienced significant growth in this area, including through the acquisition of the Hotel Travel Group in November 2012. In April 2013, we launched “Last Minute Deals” on our website and mobile applications to offer significant discounts to our customers on hotel bookings for same-day check-ins. The total number of transactions in our hotels and packages business was 175,869 in fiscal year 2011, 343,141 in fiscal year 2012 and 568,133 in fiscal year 2013.

Hotels. Through our websites, customers can search, compare and make reservations at more than 11,100 hotels and guesthouses in India as of April 30, 2013, up from the more than 4,500 as of April 30, 2011, and more than 84,300 hotels and properties outside India. We procure room inventory from our hotel suppliers through three methods: “direct connects,” “direct allocation” and, for most hotels outside India, through contracts with online travel agents and aggregators outside India. As of April 30, 2013, approximately 8.6% of our hotel suppliers were directly-connected to our booking system. Through these “direct connects,” our booking systems are integrated with the central reservations systems of the hotels and reservations to be made and confirmed on a real time basis. Through our ongoing efforts to increase the automation of and otherwise improve our extranet, our hotel suppliers are now able to perform more of the necessary functions for executing transactions through our system without our direct involvement. All our other hotel suppliers in India have a “direct allocation” arrangement with us whereby they allocate rooms directly to us either by managing their room inventory on an extranet supported by us or via telephone. We do not assume any inventory risk for such “direct allocation” room inventory as unsold inventory is released to the hotels within an agreed period of time. We obtain inventory for most hotels outside India through contracts with online travel agents and aggregators outside India. In some instances, in order to enjoy special negotiated rates for these hotels, we pre-purchase hotel room nights and assume inventory risk on them. We also own the travel website HotelTravel.com, which has a large supply of approximately 90,000 hotels and properties internationally and in India, which is also sold to MakeMyTrip.com customers. This supply is predominantly made up of contracts with online travel agents and aggregators, but it also includes “direct connects.” MakeMyTrip.com’s supply of hotel rooms is also sold through HotelTravel.com. In addition to the complete integration of the hotel room inventory available on HotelTravel.com and MakeMyTrip.com, we are also working to integrate the technological capabilities of both websites. For example, we are currently in the process of moving the hosting of HoteTravel.com’s technology infrastructure to our Indian external data centers. In addition, our internal team that operates 24 hours a day, seven days a week monitoring the technology infrastructure of MakeMyTrip.com is in the process of taking on similar responsibilities with respect to HotelTravel.com. These and other planned integrations notwithstanding, certain business and sales functions will continue to operate separately.

The customer base for MakeMyTrip.com is primarily residents in India and non-resident Indians and others traveling to India from the United States and other countries. The customer base for HotelTravel.com is global, spread across Japan, Europe, Australia and North America. With respect to both websites, the focus of our technological improvement and sales efforts is on consolidating multiple supply sources and identifying the best rates possible for our customers. In addition, we have invested in multi-lingual products and marketing, with in-house translation and customer service teams for ten different languages. On both HotelTravel.com and MakeMyTrip.com, customers may search for hotels based on their destination, preferred dates for check-in and check-out, and may easily filter our search results by selecting star ratings, specific hotel chains and location. Customers can also indicate amenity preferences, such as business services, Internet access, fitness centers, swimming pools and travel assistance. Our “City Map View” offers customers the ability to compare hotel locations on an interactive neighborhood map. Our online hotel booking platform provides an enhanced user experience for researching and booking hotels on MakeMyTrip.com and HotelTravel.com.

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

Other Services and Products

Rail Tickets. We introduced the sale of railway tickets in India in 2009 after entering into an agreement with IRCTC, which granted us “direct-connect” access to Indian Railways’ passenger reservation system online and enabled our customers to reserve and purchase Indian Railways tickets on a real time basis through our Indian website. Indian Railways is India’s state-owned railway which owns and operates most of India’s rail transport. We booked 576,585, 838,429 and 387,991 transactions for rail tickets in fiscal years 2011, 2012 and 2013, respectively.

Using a customized search interface, our customers are able to quickly search for train tickets based on their preferred travel dates, destinations and class of travel. Our customized interface allows a customer to compare travel options across various trains, classes, dates and prices. The search results displayed are detailed and have been customized to suit the needs of local Indian railway users. For example, customers are able to see the wait list status for relevant train trips and are able to plan their travel accordingly. Like other products, customers can also easily filter the results of their search according to their specific preferences. However, as a result of Indian Railways’ regulations, although customers may search for rail tickets 24 hours a day and seven days a week, reservations may not be made between 8.00 a.m. and 12.00 p.m., and 11.30 p.m. and 12.30 a.m. India time.

Bus Tickets. We have agreements with several major Indian and Singaporean bus operators, some of which are operators of multiple routes, as well as with aggregators and other intermediaries. Our bus tickets inventory is obtained through four channels: real time inventory from operators who are directly-connected to our booking system; inventory from aggregators who are directly-connected to our booking system; inventory from operators who manage their inventory on an extranet supported by us; and inventory obtained by agreement with operators where a certain number of tickets are pre-allocated to us or sold to us “on request.” We booked 147,640, 309,726 and 543,201 transactions for bus tickets in fiscal years 2011, 2012 and 2013, respectively.

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

With the acquisition of certain assets of Travis Internet Private Limited (which operated www.ticketvala.com) in March 2010, we obtained access to a technology platform offering real time bus booking services, quotations and cost comparison, allowing last minute bookings as well, which we have integrated with our booking systems. We intend to leverage this platform to enable more bus operators to be directly-connected to our booking system to further expand our bus booking offering.

Car Hire. We introduced car hire services on our Indian website in May 2010. We currently offer customers the ability to rent self-driven cars worldwide and hire chauffeur-driven cars in over 160 cities in India through partnerships with over 100 car vendors. We provide car hire services through our fully automated car hire website, call centers and travel stores as a standalone product and also in conjunction with flight bookings, hotel bookings, and holiday package bookings.

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

Our customers’ varied needs are served by different distribution channels. During fiscal year 2013, over 94.7% of our sales of air tickets for travel in India were made through our website and 3.3%, most often for inbound travel, were made through our call centers. Our sales of hotel rooms are also primarily made through our websites. Our customers can book standard flight plus hotel packages on our websites, but the majority of the sales of packages within or outside India are concluded through our call centers, travel stores and travel agents’ network. All of our rail and bus ticket sales in India are made through our Indian website.

In fiscal year 2013, transactions executed through our websites, call centers and travel stores accounted for approximately 94.7%, 3.3% and 2.0%, respectively, of our total transactions.

Internet Websites

We currently operate the websites www.makemytrip.com (including the sub-domain us.makemytrip.com), www.makemytrip.ae, www.makemytrip.com.sg and www.makemytrip.ca servicing the Indian domestic and outbound market, the United States-India inbound market (focusing in particular on non-resident Indians in the United States), the United Arab Emirates as well as neighboring Middle East countries, Singapore and neighboring Southeast Asian countries and the Canada-India market, respectively. Our Canadian website, www.makemytrip.ca, is currently owned by a company registered in Canada. We also own the travel website HotelTravel.com, which was acquired as part of our acquisition of the Hotel Travel Group in November 2012 and has a large supply of approximately 90,000 hotels and properties internationally and in India, which is also sold to MakeMyTrip.com customers. MakeMyTrip.com’s supply of hotel rooms is also sold through HotelTravel.com. Our websites have been designed to provide a user-friendly experience to our customers and are reviewed and upgraded from time to time.

In March 2010, we acquired certain assets of Travis Internet Private Limited, an online bus ticket company in India. As part of this acquisition, we acquired the website www.ticketvala.com, which enables customers to obtain quotations and book bus tickets online on a real time basis, which we have integrated with our booking system and our Indian website.

Using our websites, customers can easily and quickly review the pricing and availability of nearly all our services and products, evaluate and compare options, and book and purchase such service and products online within minutes. In addition, we have self-service customer support modules on our websites to let our customers check their refund status, modify or cancel reservations and view their travel itineraries. Customers can also purchase ancillary travel-related services and products, such as travel insurance as part of the booking process. Certain packages for MICE or other customized packages cannot be purchased online although customers can submit inquiries through our websites and our sales representatives will contact such customers to follow up and process the transaction, if required.

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

Payment. We offer our customers a variety of payment methods. On our Indian website, customers may pay in Indian Rupees with credit cards, debit cards issued by several major banks in India (including Citibank, ICICI Bank, HDFC Bank and AXIS Bank), bank transfers or cash cards. We also offer cash-on-delivery for select travel products and partial payment options for large value transactions. The payment gateway for sales on our Indian website is secured by “Verified by VISA” and “MasterSecure.” On our US website, customers may pay in US dollars with credit cards or through PayPal. On our United Arab Emirates website, customers may pay in United Arab Emirates Dirham with credit cards. On HotelTravel.com, customers may pay in multiple currencies with credit cards.

In order to simplify the booking process for our customers, our websites do not require prior customer registration in order for the purchase to be completed. Customers who do not wish to register will simply be prompted prior to payment to provide basic contact details (including their name, telephone number and e-mail address) for purposes of the travel product they intend to purchase. An electronic confirmation is sent to the customer’s e-mail address and customers can also use our self-service web-support, TripAssist, to check their flight or train details, print e-tickets and cancel flight and rail bookings and track progress of refunds.

Call Centers

Our in-house call centers, which mainly handle our sales and post-sales customer service support for our international hotels and packages business as well as domestic Indian packages with more complicated itineraries, are run out of Gurgaon in India, as well as out of Singapore and Thailand. Our call centers in India operate 24 hours a day, seven days a week and customers can call these centers through various toll-free numbers in India to consult with our sales representatives, receive comprehensive, real time hotel and package information, and make travel bookings. As of April 30, 2013, we employed approximately 173 sales representatives, including supervisors, in all of our in-house call centers. All of our sales representatives in India participate in a formal four-week training program before commencing work and have an in-depth knowledge of their relevant local market. Our sales representatives are also trained and updated with our new services and products.

To achieve cost-efficiency and scalability, we utilize various third party vendors in India to manage our call center service and we outsource our call center service for sales and service for all international flights (both inbound to India and outbound from India), and most of our hotel reservations and packages to such vendors. Our outsourcing service providers also handle our post-sales customer service support for all flights (domestic and international), hotel reservations and packages, and rail and bus ticketing, as well as back office fulfillment and ticketing services. Our key outsourcing service providers are IBM, iEnergizer IT Services, Serco, InterGlobe and Motif India Infotech in India, where agents provide both English and Hindi language options to our customers. We believe these experienced and reputable service providers are able to adhere to our customer service standards and enhance our service quality. Our agreements with IBM and iEnergizer IT Services provide our customers the options of using Gujarati and Tamil, respectively, for their transactions. These external call centers also operate 24 hours a day, seven days a week. In aggregate, we had 1,153 external sales and service agents from IBM, iEnergizer IT Services, Serco, InterGlobe and Motif India Infotech constituting our outsourced call center sales and service force as of April 30, 2013. Our external agents must undergo a formal four-week training program as well as periodic refresher training courses in order to understand our processes and systems and be able to effectively service our customers.

All our call centers are equipped with our enterprise resource planning, or ERP, application, allowing our sales representatives and agents to make bookings and create packages, as well as attend to customer requests. These centers are also linked to our CRM system which enables us to monitor the performance of our sales representatives and outsourced agents on a round-the-clock basis. We also have software that enables us to log on to customer calls enabling us to perform random checks on our call centers on a real time basis. Our system also enables us to monitor the number of waiting calls and limit customer-aborted calls on our hotlines due to unacceptably long waiting times. We have an in-house quality team which monitors the quality of our call center transactions, including the tone and voice of our customers, in order to ensure high quality service is consistently offered to our customers.

Travel Stores

As of April 30, 2013, we had 20 company-owned travel stores, including one in our office in Gurgaon, in 18 cities, 40 franchisee-owned travel stores which primarily sell packages in 37 cities, including metropolitan areas across India, and counters in three major airports in India. We started our franchisee network in 2009 with six stores and initiated a major expansion in 2011, when we added 25 additional stores.

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

The experience for a customer in all our travel stores, including those owned and operated by franchisees, is substantially similar because all our travel stores are operated according to the same guidelines, as required in our contractual arrangements with our franchisees. In addition to providing our franchisees with the use of our ERP application, links to our CRM system and a license to use our brand, we also make frequent on-site visits and provide other technical operational support to our franchisees. In exchange, we receive a fixed non-refundable fee and a share of revenues from all sales made by our franchisee-owned stores. The fee amounts and revenue-sharing rates are negotiable depending on the location of the store and other factors. In general, we encourage our franchisees to adapt their businesses to meet the demands and needs of their local market and customers.

Travel Agents’ Network

We have a travel agents’ network in India which we started in 2009 to enable registered agents to access our B2B website and sell our full suite of online travel products to their customers, although access is now only available for our hotels and packages products. As of April 30, 2013, we had a network of approximately 900 registered agents across approximately 200 cities and towns in India. Our B2B website uses a similar interface as our external customer-facing websites and we were able to launch our B2B platform in a few months by leveraging technology already being used by us for our customer-facing websites. We believe our network is attractive to travel agents as we provide access to products which such agents may not otherwise be able to access cost-effectively or at all. These travel agents earn commissions from us depending on the volume and type of travel services and products sold. Furthermore, our travel agents’ network allows us to expand our footprint in India and distribution network in a cost-effective manner.

Mobile

In 2008, we launched our mobile service platform. Our mobile services allow customers to search, book and pay for Indian domestic air tickets on their mobile phones at no additional cost. The tickets and bookings are delivered through email and SMS. In 2012, we extended our mobile services to allow customers to book domestic hotels, buses and holiday packages on mobile and updated our mobile site, http://m.makemytrip.com, with touch-optimization and a better design and user interface for Android and iPhone users. In April 2013, we launched “Last Minute Deals” on our website and mobile applications to offer significant discounts to our customers on hotel bookings for same-day check-ins.

In addition to our basic and touch mobile sites accessible at http://m.makemytrip.com, our mobile services are available through our Blackberry application, which was launched in early 2011 and has been downloaded approximately 195,000 times as of April 30, 2013, our Android application, which was launched in April 2012 and has been downloaded approximately 400,000 times as of April 30, 2013, and our iPhone application, which was launched in July 2012 and has been downloaded approximately 260,000 times as of April 30, 2013.

Our customers are now able to make bookings on our mobile site, http://m.makemytrip.com, and on major mobile platforms through our mobile applications, including Indian domestic flights through our Blackberry application and Indian domestic flights, Indian domestic hotels, Indian bus offerings and Indian and international holiday packages through our Android and iPhone applications. In addition to being able to make different types of travel bookings on their smartphones and mobile devices, customers can view their booking details, cancel bookings, request e-tickets, track refund status, check flight status, look for new deals and use location-based services to find nearby places of interest.

Technology and Infrastructure

General

We benefit from an advanced technology platform which we believe has a high level of reliability, security and scalability, and which has been designed to handle high transaction volumes across all our websites on shared infrastructure. We operate our technology platform through two external data centers in India, one located in Mumbai and one located in Chennai, one external data center located in Singapore and one internal data center in our office in Gurgaon. Our Indian external data centers run together in “active-active” mode so that each serves approximately half of our website traffic at any given time. The Singaporean external data center primarily serves our HotelTravel.com business with critical data replicated to our Indian external data centers, although we are currently in the process of moving the hosting of HoteTravel.com’s technology infrastructure to our Indian external data centers. Our internal data center runs independently and serves all the data needs of our internal operations, such as e-mail.

In the event one of our Indian external data centers shuts down, our other Indian external data center will automatically take over for it. This capability helps us to ensure business continuity and minimize potential damage in the event of a disruption. Our system is capable of handling up to one million website requests a day.

To further support business continuity, our Indian external data centers are able to replicate and synchronize data from each other on a continuous basis, which effectively allows them to back up each other’s data. In addition, all data is backed up on a weekly basis on tapes. These tapes are kept at a safe and secure location outside the data centers.

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

We believe we have core technology advantages in multiple areas, including:

•

website logic that simplifies and improves our customers’ ability to book a trip most suited to their requirements, including providing extensive low-price options and alternative routings, and assisting customers in finding their destinations easily by using colloquial names or major landmarks;

•	website availability on a variety of mobile platform, including iPhone, Android and Blackberry;

•

scalable search and caching technologies that return comprehensive results and allow us to provide more flight and hotel options to our customers without sacrificing search response times or creating added stress on our suppliers’ operating or cost infrastructure;

•

capability to combine various flight plus hotel options, offering our customers the ability to see multiple combinations of airlines and hotels to assemble a package, resulting in trips that are frequently less expensive than individually booked components and more flexible for our customers;

•	social engagement platform that allows our customers to connect to their virtual friends through our site, using various sharing options from external social networks; and

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

We integrate our ERP application (which uses Microsoft DynamicsTM) with our CRM system which enables our agents to create packages, make and amend bookings as well as attend to customer inquiries. Our CRM system is designed to analyze customer needs for better servicing. It generates reports identifying areas of opportunity or weakness and thereby helps us in improving our service and product quality. We also use Omniture Web Analytics software to assist us in analyzing our web-based business through various metrics, such as the rate of conversion of visitors to our websites to purchasing customers.

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

Marketing and Brand Awareness

We believe our online and offline marketing strategies increase our brand awareness, drive potential customers to our websites and improve the rate at which potential customers visiting our website become actual customers.

Our marketing channels primarily include online advertising, such as paid search engine marketing and optimization with leading Internet search engines (such as GoogleTM) and display advertising on websites (such as Yahoo!TM India and TripAdvisorTM), offline advertising using print or broadcast media, such as television or radio, e-mails and short messages, and other marketing channels, such as through our call centers and travel stores. We have consistently invested in building our brand and expanding our reach to travelers in India as well as overseas, through mass media campaigns as well as through innovative digital marketing tools such as viral marketing and online display banners. We also have a strong presence in social media, such as FacebookTM, YouTubeTM and TwitterTM.

Our marketing programs and initiatives also include targeted campaigns, promotional or seasonal offers, as well as partnerships with international tourism boards. From time to time, we may run promotional schemes offering free air tickets upon the purchase of certain air tickets. For example, we are currently running a promotion offering one free domestic air ticket upon the purchase of one domestic air ticket in India, subject to certain conditions. The estimated cost of any such free air tickets is recognized at the time of issuance of the paid air tickets. We do not expect this promotion to have a significant impact on our revenues.

We also have partnerships with sports and entertainment businesses in India to promote our hotel products. In sports, we recently became the official travel partner of the Sunrisers Hyderabad, one of the cricket teams of the Indian Premier League, to promote our online hotel offering. As the team’s principal sponsor, we have our logo prominently displayed on the front of each player’s jersey and around the stadium and grounds in Hyderabad. The campaign was supported with television commercials that ran nationwide in April and May 2013, featuring Indian and international cricket stars booking hotels online with MakeMyTrip.com.

In entertainment, we recently partnered with a movie production house in India, Dharma Productions Private Limited, and an associated media agency. Through this partnership, we are promoting our brand through in-film placement in a recently released Hindi movie, and we are pursuing joint media sponsorships.

We also have alliances and arrangements with several major banks in India, including HDFC, Kotak Mahindra Bank, ICICI Bank, IndusInd Bank and HSBC, with whom we run promotional offers and vouchers. These alliances and arrangements provide us with access to our partners’ large customer base where targeted marketing for customer acquisition can be made at relatively low costs. In an arrangement with PAYBACK, a customer loyalty rewards company, we launched a “by invite” membership program called “My Trip Rewards” in August 2011 to reward customers for their loyalty and ongoing engagement with us. As of April 30, 2013, we have enrolled approximately 185,000 members in this program. During fiscal year 2013, members in this program made a significant contribution to our overall business, with approximately 20% of them active in that they made a purchase through our websites at least once a month. Of these active members, approximately 10% purchased a hotels and packages product.

We have won many awards, including Best Travel Portal by Lonely Planet (2013), Best Travel Portal (Indian) by Lonely Planet (2012), Outlook Traveller Favourite Travel Portal (2012), Travel Innovator of the Year by Travel Distribution World Asia Awards (2012), E Retailer of the Year at the Star Retailer Awards (2012), Best Mobile Strategy award at EyeforTravel’s Social Media & Mobile in Travel Asia conference (2013), Porter Prize (named after Michael E. Porter) for “Industry Architecture Shift” (2012), Safari India National Tourism Award for Best Online Tour Company (2012), Best Online Travel Agency and Best Domestic Tour Operator by the Times of India (2011), Best Online Travel Portal of the Year by Class of Travel & Tourism Awards (2010), Best Travel Portal by CNBC Awaaz (2009) and Best Online Travel Agent for Excellence in the Indian Travel Market by TravelBiz Monitor (2009), as well as numerous awards from trade partners.

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

The key channels through which we implement our customer support and communicate with our customers are as follows:

Web-based Support. We offer two web-based customer support services. Our self-service web-support, called “TripAssist,” which is available on our Indian website, enables our customers to check the status of their domestic flight, train, bus or hotel bookings, cancel bookings and track the progress of their refund, among other things. Customers who require assistance or have inquiries about certain products also have an option to contact our sales representatives via our websites and we have dedicated personnel available 24 hours a day, seven days a week, who provide assistance to our customers on a real time basis.

Call Centers. We provide our customers with comprehensive and real time assistance through our call centers which are available 24 hours a day, seven days a week. Currently, we outsource a portion of our customer service call center operations to IBM, iEnergizer IT Services, Serco, InterGlobe and Motif India Infotech in India, whose employees have been trained by our respective outsourcing service providers and us.

Travel Stores. Customers may also visit our various travel stores and airport counters in 46 cities in India and obtain assistance from our sales and customer service representatives.

Mobile Service. In addition to being able to make different types of travel bookings on their smartphones and mobile devices, customers can view their booking details, cancel bookings, request e-tickets, track refund status, check flight status, look for new deals and use location-based services to find nearby places of interest. These services are available through all our mobile applications and our mobile site http://m.makemytrip.com.

E-mail. Customers may also e-mail any inquiries or complaints, which we endeavor to address expeditiously.

Through our CRM system, we are able to maintain a customer database containing information on the transaction history and preferences of each customer who has booked a travel product through us. We document all sales and customers service processes at our company using business process management system methodology, such that the entire value chain, starting from the customer’s requirement until the delivery of the relevant service or product, or refund, if applicable, is documented. We also monitor our customer transactions and have a dedicated in-house escalation service operating 24 hours a day, seven days a week, which is responsible for answering any complaints or issues raised by our customers.

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

Supplier Relationships

We believe we have cultivated and maintain good relationships with our travel suppliers. We have a dedicated team to maintain and enhance our existing relationships, and develop new relationships, with travel suppliers. Our supplier relationship teams negotiate agreements or arrangements with suppliers for access to travel inventory for our services and products, and also monitor supplier-sponsored promotions. They also focus on relationship management with our suppliers. One of the key services we provide to our suppliers is the provision of customer feedback and preferences which we obtain primarily through our CRM system, user-generated content on our websites as well as through our call centers.

Our top five (in alphabetical order) airline suppliers for travel in India and overseas (based on revenue less service cost earned by us) and our top five (in alphabetical order) hotel suppliers (based on gross bookings) for fiscal year 2013 were:

Airlines (Travel within India)	Airlines (International Travel)	Hotels (within India)
Air India	Air India	Fortune Hotels
Go Air	Emirates	Ginger Hotels
IndiGo	Jet Airways	Himalayan Voyages Private Limited
Jet Airways	Malaysian Airlines	Indian Hotels Company Limited
Spice Jet	Thai Airways	Radisson Hotels

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

Hotels

We provide our customers with access to over 11,100 hotels and guesthouses in India as of April 30, 2013, up from more than 4,500 as of April 30, 2011, and more than 84,300 hotels and properties outside India. Our hotel supply team is responsible for negotiating agreements or arrangements with independent hotels, hotel chains and hotel management companies and securing competitive rates, promotions and access to inventory for listing on our websites as well as packaging of holidays. We select our hotel partners by their reputation and quality and monitor customer feedback on our websites as well as other channels in order to ensure that hotels listed on our websites maintain acceptable standards.

In our hotels and packages business, our revenue represents the total amount paid by our customers for these travel services and products and the cost of procuring the relevant services and products are classified as service cost. We also earn commissions from other hotel suppliers, typically larger hotel chain operators, depending on the volume of reservations made through us.

As of April 30, 2013, approximately 8.6% of our hotel suppliers were directly-connected to our booking system. Through these “direct connects,” our booking systems are integrated with the central reservations systems of the hotels and reservations to be made and confirmed on a real time basis. We intend to work with our suppliers to increase the number of “direct connects” as we believe “direct connects” benefit both us and the hotels. All other hotel suppliers in India have a “direct allocation” arrangement with us whereby they allocate rooms directly to us either by managing their room inventory on an extranet supported by us or via telephone. We are not subject to inventory risk on our direct allocations as unsold inventory is released to the hotels within an agreed time period. We obtain inventory for most hotels outside India through contracts with online travel agents and aggregators outside India. In some instances, in order to enjoy special negotiated rates for these hotels, we pre-purchase hotel room nights and assume inventory risk on them. We earn commissions from such agents and aggregators depending on the volume of room reservations made through them.

Competition

The market for travel services and products is highly competitive. We currently compete with both established and emerging providers of travel services and products, including other online travel agencies, such as cleartrip.com, expedia.co.in, travelocity.co.in, yatra.com, goibibo.com, booking.com and agoda.com, as well as traditional travel agencies, tour operators, travel suppliers and operators of travel industry reservation databases. Large, established Internet search engines have also launched applications offering travel itineraries in destinations around the world, and meta-search companies who can aggregate travel search results also compete with us for customers. In our domestic hotels and packages business, we compete primarily with Cox & Kings, Kuoni India and Thomas Cook, all of which are established industry players in the Indian travel market.

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

We have registered our domain names, “www.makemytrip.com” (which includes the sub-domain “us.makemytrip.com” for our US website), “www.makemytrip.ae,” “www.makemytrip.com.sg,” “www.luxury.com.sg,” “www.indiaahoy.com,” and “www.hoteltravel.com” and have full legal rights over these domain names for the period for which such domain names are registered. We conduct our business under the “MakeMyTrip” brand name and logo and have registered the trademarks “MakeMyTrip” in India, Mauritius, Bhutan, Nepal, Singapore, Taiwan and the United States and “MakeMyTrip Times” and “India Ahoy” in India. We have applied for registration of the trademark “MakeMyTrip” in Indonesia, Australia, Canada, Malaysia, Sri Lanka, Hong Kong, Thailand and the United Arab Emirates. We have also applied for registration of the trademarks “Happy Holidays, Happy Prices” (our trademark for our holiday packages), “Traveltalkies”, “MakeMyTrip – Memories Unlimited”, “MakeMyTrip – Hotels Unlimited”, “Memories Unlimited”, “India Ahoy” and “Routeplanner” in India, and such applications are currently pending. We have recently registered copyrights of our logo and brand name “MakeMyTrip” in India. We are also in the process of obtaining an assignment over the trademarks “ticketvala.com” and “eBusxpress” for which Travis Internet Private Limited had applied for registration and over the trademark “Luxury Tours & Travel”, which was registered under the name of the previous controlling shareholder, Luxury Tours. After our acquisitions of the Hotel Travel Group and the ITC Group in November 2012, we have filed trademark applications for the logos “HotelTravel” and “ITC” in Thailand, which are currently pending.

Employees

As of March 31, 2013, we had 1,613 employees. The following tables show a breakdown of our employees as of the end of our past three fiscal years by category of activity and geographic location.

	Number of Employees as of
	March 31
Division/Function	2011	2012	2013
Management	6	5	6
Product development	40	60	45
Sales and marketing	575	670	768
Technology development and technology support	151	188	297
Others (including operations, business development, administration, finance and accounting, legal and human resources)	238	350	497

Total	1,010	1,273	1,613

	Number of Employees as of
	March 31
Location	2011	2012	2013
India	1,006	1,188	1,279
United States	4	4	5
Singapore	—	75	78
Malaysia	—	6	11
Thailand	—	—	235
United Arab Emirates	—	—	4
China	—	—	1

Total	1,010	1,273	1,613

None of our employees are represented by a labor union. We believe that our relations with our employees are good. We also contract with third parties for the provision of temporary employees from time to time based on the needs of our businesses for various functions, including administration, technology-related projects and staffing at our travel stores and airport counters. As of March 31, 2013, we employed 121 temporary and contractual employees.

Insurance

We maintain and annually renew insurance for losses (but not business interruption) arising from fire, burglary as well as terrorist activities for our corporate office at Gurgaon, India, as well as for our various company-owned travel stores in 18 cities in India. In connection with our initial public offering in August 2010, we purchased a liability policy that also covers our directors and officers with a policy limit of $50 million. We extended this policy in connection with our follow-on public offering in June 2011. In addition, we have a liability policy of $30 million to insure our directors and officers from various liabilities arising out of the general performance of their duties. We have also purchased public liability insurance, fidelity insurance and work injury compensation insurance with an aggregate policy limit of approximately $2.0 million for Luxury Tours.

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

In addition, Luxury Tours holds a travel agent’s license from the Singapore Tourism Board, Luxury Tours (Malaysia) holds an Inbound license from the Ministry of Tourism, Malaysia and ITC Bangkok Co. Ltd. holds an inbound license from the Tourism Authority of Thailand.

MMT India has obtained a license from the Reserve Bank of India to act as a Full Fledged Money Changer, which requires that MMT India maintain a minimum net owned funds of Rs. 2.5 million (approximately $0.04 million). However, other than money changing services provided to certain of our existing customers, we do not intend to expand our money changing operations.

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

C. Organizational Structure

The following diagram illustrates our corporate structure and the place of formation and ownership interest of each of our significant subsidiaries, as of the date of this annual report.

Notes:

(1)	The Hotel Travel Group consists of (i) Techblend Inc. (British Virgin Islands) – 100%; (ii) Hotel Travel Limited (Malaysia) – 100%; (iii) HTN Co. Ltd. (Thailand) – 100%; and (iv) other insignificant subsidiaries.
(2)	The ITC Group consists of (i) ITC Bangkok Co. Ltd. (Thailand) – 51%; and (ii) other insignificant subsidiaries.

D. Property, Plants and Equipment

Our primary facility is our office located in Gurgaon, India. We lease this approximately 93,700 square foot facility through at least fiscal year 2020.

As of April 30, 2013, we also had 20 company-owned travel stores, including one in our office in Gurgaon, in 18 cities in India, including Mumbai, Kolkata, Ahmedabad, Chennai, Delhi, Hyderabad, Jaipur and Pune. Outside of India, we lease offices in New York, San Francisco, Singapore, Kuala Lumpur, Phuket and Bangkok, and we own two offices in Phuket.

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

Overview

We are the largest online travel company in India, based on gross bookings for 2011, according to PhoCusWright. Through our primary website, www.makemytrip.com, and other technology-enhanced platforms, travelers can research, plan and book a wide range of travel services and products in India as well as overseas. Our services and products include air tickets, hotels, packages, rail tickets, bus tickets, car hire and ancillary travel requirements such as facilitating access to travel insurance. As reported by The Economic Times on February 6, 2011, the Indian middle class is expected to grow over three times from 160 million people during 2011 to 547 million people by 2026. In order to meet the requirements of this growing Indian middle class travel market where Internet penetration is relatively low, we also utilize other technology-enhanced distribution channels, including call centers, our travel stores in India, as well as our travel agents’ network in India. Our customers are now able to make bookings on our mobile site, http://m.makemytrip.com, and on major mobile platforms through our mobile applications, including Indian domestic flights through our Blackberry application and Indian domestic flights, Indian domestic hotels, Indian bus offerings and Indian and international holiday packages through our Android and iPhone applications. Based on a recent study, we believe that India currently has an estimated 40 million smartphones in use. We believe that smartphones and mobile devices will become an even more integral part of how our customers shop for and purchase our products in the coming years.

We generate revenue through two main lines of business, air ticketing, and hotels and packages. Our sales of air tickets and hotel rooms are primarily made through our website. Our customers can book standard flight plus hotel packages on our websites, but the majority of the sales of packages within or outside India are concluded through our call centers, travel stores and travel agents’ network. We also generate revenue through the online sale of rail and bus tickets and by facilitating access to travel insurance, as well as advertising revenue from third party advertisements on our websites.

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

In our hotels and packages business, revenue (including revenue on air tickets sold as part of packages) is generally accounted for on a “gross” basis, representing the total amount paid by our customers for these travel services and products. The cost of procuring the relevant services and products for sale to our customers in this business is classified as service cost. Our hotels and packages revenue also includes commissions we earn for the sale of hotel rooms (without packages), and commissions we earn as an agent from other online travel agents and aggregators from whom we procure hotel rooms for our customers for most hotels outside India, which are accounted for on a “net” basis. We earn commissions in a similar manner for certain non-hotel products related to our packages.

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

The following tables reconcile our revenue (an IFRS measure) to revenue less service cost (a non-IFRS measure):

	Air Ticketing			Hotels and Packages			Other Revenue			Total
	Fiscal Year Ended March 31			Fiscal Year Ended March 31			Fiscal Year Ended March 31			Fiscal Year Ended March 31
	2011	2012	2013	2011	2012	2013	2011	2012	2013	2011	2012	2013
	(in thousands, except percentages)
Revenue	$47,622.7	$76,190.3	$60,888.8	$74,558.0	$116,701.1	$164,129.3	$2,540.7	$3,707.8	$3,803.8	$124,721.4	$196,599.3	$228,821.9
Less:
Service cost	—	9,939.6	4,119.6	63,650.9	98,474.8	136,537.1	—	—	—	63,650.9	108,414.3	140,656.7

Revenue less service cost	$47,622.7	$66,250.7	$56,769.2	$10,907.1	$18,226.3	$27,592.2	$2,540.7	$3,707.8	$3,803.8	$61,070.5	$88,184.9	$88,165.2

% of total revenue less service cost	78.0%	75.1%	64.4%	17.9%	20.7%	31.3%	4.1%	4.2%	4.3%	100.0%	100.0%	100.0%

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

Revenue from our hotels and packages business (including air tickets sold as part of packages) is generally accounted for on a “gross” basis, representing the total amount paid by our customers for these travel services and products, as we are the primary obligor and have responsibility for the delivery of services. The cost of procuring the relevant services and products for sale to our customers in this business is classified as service cost. However, our hotels and packages revenue also includes commissions we earn for the sale of hotel rooms (without packages), and commissions we earn as an agent from other online travel agents and aggregators from whom we procure hotel rooms for our customers for most hotels outside India, which are accounted for on a “net” basis. We earn commissions in a similar manner for certain non-hotel products related to our packages. Our hotels and packages revenue is recognized on the check-in date for hotel reservations and the date of departure for packages.

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

	Fiscal Year Ended March 31
	2011	2012	2013
	(in thousands, except percentages)
Number of transactions:
Air ticketing	2,824.6	3,715.4	3,794.1
Hotels and packages	175.9	343.1	568.1
Gross bookings:
Air ticketing	$647,846.9	$839,234.3	$939,637.5
Hotels and packages	94,608.2	153,723.2	229,921.0

	$742,455.1	$992,957.5	$1,169,558.5

Net revenue margins:
Air ticketing	7.4%	7.9%	6.0%
Hotels and packages	11.5%	11.9%	12.0%
Combined net revenue margin for air ticketing and hotels and packages	7.9%	8.5%	7.2%

Factors Affecting Our Results of Operations

Changes in Our Business Mix and Net Revenue Margins. Changes in the Indian air travel industry have affected, and will continue to affect, the revenue per transaction for travel agents, including our company. In particular, volatility in global economic conditions and jet fuel prices in recent years, as well as increased liquidity constraints, have caused our airline partners to pursue cost reductions in their operations, including reducing distribution costs. Measures taken by airlines to reduce such costs have included reductions in travel agent commissions. Many international airlines which fly to India have also either significantly reduced or eliminated commissions to travel agents. Unlike full-service airlines, low-cost airlines do not generally utilize GDSs for their ticket inventory. As a result, travel agents selling air tickets for low-cost airlines generally do not earn fees from GDSs.

In fiscal year 2012, our air ticketing net revenue margins increased to 7.9% from 7.4% in fiscal year 2011. This increase was mainly as a result of an improvement in the negotiated rates and incentive deals we received from our suppliers in fiscal year 2012.

In fiscal year 2013, our air ticketing net revenue margins decreased to 6.0% from 7.9% in fiscal year 2012. This decrease was mainly as a result of airlines in India reducing their base commissions in fiscal year 2013.

The hotels and packages business tends to yield higher margins than the air ticketing business, reflecting the greater value added in respect of the travel services that we provide in the hotels and packages segment as well as the diversity and more complex nature of hotels and packages services as compared with air tickets. We are focused on expanding our hotels and packages business and, accordingly, changing our revenue mix towards our hotels and packages segment.

In fiscal year 2012, our net revenue margins in the hotels and packages business increased from 11.5% in fiscal year 2011 to 11.9% in fiscal year 2012. The increase in margin was achieved due to an expansion of our supplier base, the negotiation of better rates with our suppliers, and the acquisition of Luxury Tours and Travel in fiscal year 2012.

In fiscal year 2013, our net revenue margins in the hotels and packages business increased marginally from 11.9% in fiscal year 2012 to 12.0% in fiscal year 2013. The increase in margin was achieved due to an expansion of our supplier base through the acquisition of the Hotel Travel Group and the ITC Group in fiscal year 2013.

Our hotels and packages transactions have increased over the last three fiscal years, increasing from 175,869 transactions in fiscal year 2011 to 568,133 transactions in fiscal year 2013. Gross bookings for hotels and packages have increased from $94.6 million in fiscal year 2011 to $229.9 million in fiscal year 2013. Revenue less service cost from our hotels and packages business accounted for 17.9%, 20.7% and 31.3% of our total revenue less service cost in fiscal years 2011, 2012 and 2013, respectively. The increase in fiscal year 2013 as compared to fiscal year 2012 was due to a significant increase in the number of transactions and a marginal increase in net revenue margins, further aided by the acquisitions of the Hotel Travel Group and the ITC Group in the third quarter of fiscal year 2013.

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

Advertising and Business Promotion Expenses. Competition in the Indian online travel industry has intensified and the industry is expected to remain highly competitive for the foreseeable future. Increased competition may cause us to increase our advertising and business promotion expenses in the future in order to compete effectively with new entrants and existing players in the market. We may also increase our advertising and business promotion expenses as a result of our expansion into new markets and such expenses may not be offset by increased revenue particularly at the initial commencement of business in these new markets. We intend to invest in marketing to further increase our brand awareness and our focus on changing our revenue mix towards our hotels and packages segment through our “Hotels Unlimited” marketing campaign promoting our hotel bookings business in fiscal year 2014, in addition to our regular advertising and business promotion expenses to further strengthen our brand.

Trends and Changes in the Indian Economy and Travel Industry. Our financial results have been, and are expected to continue to be, affected by trends and changes in the Indian economy and travel industry, particularly the Indian online travel industry. These trends and changes include:

•	growth in the Indian economy and the middle class population in India, as well as increased tourism expenditure in India;

•	increased Internet penetration (particularly broadband penetration) in India;

•	increased use of the Internet for commerce in India;

•	intensive competition from new and existing market entrants, particularly in the Indian online travel industry;

•	capacity and liquidity constraints in the airline industry in India; and

•	increased use of smartphones and mobile devices in India.

Our Revenue, Service Cost and Other Revenue and Expenses

Revenue

We started our business in 2000 with a focus on the sales of air tickets to non-resident Indians in the United States traveling inbound to India. In 2005 we started our Indian air ticketing business. Over time, we have expanded our hotels and packages business as well as expanded internationally and introduced new non-air services and products such as the sale of rail and bus tickets, and facilitating access to travel insurance. We also generate advertising revenue from third party advertisements on our websites.

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

Hotels and Packages. Revenue from our hotels and packages business generally represents the total amount paid by our customers for these services and products as well as revenue from air tickets sold as part of packages. Our hotels and packages revenue also includes commissions we earn for the sale of hotel rooms (without packages), and commissions we earn as an agent from other online travel agents and aggregators from whom we procure hotel rooms for our customers for most hotels outside India, which are accounted for on a “net” basis. We earn commissions in a similar manner for certain non-hotel products related to our packages. As revenue in our hotels and packages business is accounted for on a “gross” basis, revenue from air tickets sold as part of packages is grossed up to include the fare paid by customers as well as all commissions and fees charged by us, and added to our hotels and packages revenue.

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

	Air Ticketing			Hotels and Packages			Other Revenue			Total
	Fiscal Year Ended March 31			Fiscal Year Ended March 31			Fiscal Year Ended March 31			Fiscal Year Ended March 31
	2011	2012	2013	2011	2012	2013	2011	2012	2013	2011	2012	2013
	(in thousands)
Revenue on gross basis	$—	$12,520.0	$5,139.0	$71,155.1	$110,962.9	$154,972.9	$—	$—	$—	$71,155.1	$123,482.9	$160,111.9
Revenue on net basis	47,622.7	63,670.3	55,749.8	3,402.9	5,738.3	9,156.4	2,540.7	3,707.8	3,803.8	53,566.3	73,116.4	68,710.0

Revenue	$47,622.7	$76,190.3	$60,888.8	$74,558.0	$116,701.1	$164,129.3	$2,540.7	$3,707.8	$3,803.8	$124,721.4	$196,599.3	$228,821.9
Less:
Service cost	—	$9,939.6	$4,119.6	$63,650.9	$98,474.8	$136,537.1	$—	$—	$—	$63,650.9	$108,414.3	$140,656.7

Revenue less service cost	$47,622.7	$66,250.7	$56,769.2	$10,907.1	$18,226.3	$27,592.2	$2,540.7	$3,707.8	$3,803.8	$61,070.5	$88,184.9	$88,165.2

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

Finance Income

Finance income consists of net gains and/or losses arising from the change in fair value of the derivative component on our preferred shares (being the option embedded in our preferred shares which obliges our company to issue additional preferred shares to preferred shareholders if we subsequently issue new preferred shares at lower prices than the original issue prices of the preferred shares of the same class) as well as interest income on our term deposits.

Finance Costs

Finance costs consist of interest expense accrued on our convertible preferred shares which are considered as interest bearing loans for accounting purposes (except for their embedded option derivative value), bank charges, unwinding of the discount on provisions, losses on disposal of available-for-sale financial assets, net loss on change in fair value of derivatives, impairment loss on trade and other receivables, which represent provisions for bad and doubtful debts under certain terminated contracts with travel suppliers as well as advances under dispute by our suppliers, and cost of public offerings of our ordinary shares. All of our preferred shares were converted into ordinary shares upon the completion of our initial public offering in August 2010.

Foreign currency gains and losses are reported on a net basis as a component of finance income and costs. For transactions, the translation is recorded at exchange rates on the date of the transaction.

Foreign Currency Translation

Our functional currency and that of our subsidiaries, MMT USA and Hotel Travel Limited, is the US dollar. However, the functional currencies of our subsidiaries organized in India, Singapore, Malaysia, Thailand, China and the United Arab Emirates are their respective local currencies. We report our consolidated financial statements in US dollars. The financial statements of all our subsidiaries are translated to our reporting currency using relevant exchange rates in accordance with IFRS. In particular, the assets and liabilities of our foreign operations are translated to US dollars at exchange rates as of the relevant reporting date, and the income and expenses of our foreign operations are translated to US dollars at the average of the exchange rates applicable during the relevant reporting period. Adjustments resulting from the translation of financial statements of our subsidiaries, except MMT USA, from their functional currency to our reporting currency are accumulated and reported as other comprehensive income (loss), which is a separate component of our shareholders’ equity. See also “— Quantitative and Qualitative Disclosures about Market Risk — Foreign Exchange Risk.”

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

Hotels and Packages. Income from our hotels and packages business, including income from air tickets sold as part of packages, is accounted for on a “gross” basis as we are the primary obligor in the arrangement and incur risk and responsibility, including the responsibility for delivery of services. Our hotels and packages revenue also includes commissions we earn for the sale of hotel rooms (without packages), and commissions we earn as an agent from other online travel agents and aggregators from whom we procure hotel rooms for our customers for most hotels outside India, which are accounted for on a “net” basis. We earn commissions in a similar manner for certain non-hotel products related to our packages. Our hotels and packages revenue is recognized on the check-in date for hotel reservations and the date of departure for packages, respectively.

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

The consideration transferred does not include amounts related to remuneration of employees or former owners of the acquiree for future services. Such amounts are recognized in profit or loss as a compensation cost.

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

Intangible assets acquired in a business combination are amortized on a straight-line basis over their estimated useful lives that reflect the expected pattern of consumption of the future economic benefits embodied in the asset. The estimated useful lives are as follows:

• Customer – related intangible assets	8-10 years
• Contract – related intangible assets	5-6 years
• Marketing – related intangible assets	8-10 years
• Software	5 years
• Website development costs	5 years

Available-for-sale Financial Assets

Available-for-sale financial assets are non-derivative financial assets that are either designated as available-for-sale or are not classified in any of the other categories. Available-for-sale financial assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at fair value and any changes, other than impairment losses, are recognized in other comprehensive income and presented within equity in the fair value reserve. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss. Available-for-sale financial assets comprise of equity securities.

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

Impairment of Non-Financial Assets

The carrying amounts of our non-financial assets, primarily property, plant and equipment, website development cost, software and other intangible assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested annually for impairment. An impairment loss is recognized if the carrying amount of an asset or cash generating unit, or CGU, exceeds its recoverable amount.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assumptions of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Subject to an operating segment ceiling test, CGUs to which goodwill has been allocated are aggregated to that level at which impairment testing is performed which reflects the lowest level at which goodwill is monitored for internal reporting purposes. Goodwill acquired in a business combination is allocated to a group of CGUs that are expected to benefit from the synergies of the combination.

Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (or group of CGUs), and then to reduce the carrying amounts of the other assets in the CGU (or group of CGUs) on a pro rata basis.

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

Derivative Financial Instruments

Our preferred shares, which have all been converted to ordinary shares upon the completion of our initial public offering in August 2010, included a variable conversion feature which represents an embedded derivative feature. We also have a similar feature in our investment in equity-accounted investees. Such derivatives are recognized initially at fair value, determined at inception using an appropriate valuation method. Attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted in profit or loss.

Results of Operations

The following table sets forth a summary of our consolidated statement of comprehensive income (loss), both actual amounts and as a percentage of total revenue, for the periods indicated.

	Fiscal Year Ended March 31
	2011		2012		2013
	Amount	%	Amount	%	Amount	%
	(in thousands, except percentages)
Revenue	$124,721.4	100.0	$196,599.3	100.0	$228,821.9	100.0
Service cost	(63,650.9)	(51.0)	(108,414.3)	(55.1)	(140,656.7)	(61.5)
Personnel expenses	(14,399.0)	(11.5)	(26,520.7)	(13.5)	(34,520.5)	(15.1)
Other operating expenses	(40,698.9)	(32.6)	(54,868.7)	(27.9)	(67,954.0)	(29.7)
Depreciation and amortization	(1,910.6)	(1.5)	(2,790.2)	(1.4)	(3,752.7)	(1.6)
Results from operating activities	4,061.9	3.3	4,005.4	2.0	(18,062.0)	(7.9)
Finance income	1,601.8	1.3	1,987.9	1.0	4,197.6	1.8
Finance costs	(3,525.7)	(2.8)	(4,957.1)	(2.5)	(4,939.5)	(2.2)
Profit (Loss) before tax	2,138.0	1.7	970.2	0.5	(18,990.1)	(8.3)
Income tax benefit (expense)	2,691.7	2.2	6,078.1	3.1	(8,599.0)	(3.8)
Profit (Loss) for the year	4,829.7	3.9	7,048.4	3.6	(27,589.1)	(12.1)

Fiscal Year 2013 Compared to Fiscal Year 2012

Revenue. We generated revenue of $228.8 million in fiscal year 2013, an increase of 16.4% over revenue of $196.6 million in fiscal year 2012.

Air Ticketing. Revenue from our air ticketing business decreased by 20.1% to $60.9 million in fiscal year 2013 from $76.2 million in fiscal year 2012. Our revenue less service costs decreased by 14.3% to $56.8 million in fiscal year 2013 from $66.3 million in fiscal year 2012. Gross bookings increased by 12.0% from fiscal year 2012 to fiscal year 2013 primarily due to materially higher airfares resulting from capacity constraints in the Indian airline industry, further aided by 2.1% growth in the number of transactions. The decline in revenue less service costs was mainly due to a decline in our net revenue margin to 6.0% from 7.9%, as airlines in India reduced their base commissions.

Hotels and Packages. Revenue from our hotels and packages business increased by 40.6% to $164.1 million in fiscal year 2013 from $116.7 million in fiscal year 2012. Our revenue less service costs increased by 51.4% to $27.6 million in fiscal year 2013 from $18.2 million in fiscal year 2012. This was due to an increase in gross bookings by 49.6% primarily due to a 65.6% increase in the number of transactions and marginal increase in our net revenue margin from 11.9% in fiscal year 2012 to 12.0% in fiscal year 2013. The growth in this segment was further aided by the acquisition of the Hotel Travel Group and the ITC Group in November 2012.

Other Revenue. Our other revenue increased to $3.8 million in fiscal year 2013 from $3.7 million in fiscal year 2012, primarily due to higher advertisement income on our websites partially offset by a decrease in sales of rail tickets.

Service Cost. Service cost increased to $140.7 million in fiscal year 2013 from $108.4 million in fiscal year 2012, mainly as a result of an increase in the transaction volume in our hotels and packages business, slightly offset by a decrease in the cost of air ticket inventory from $9.9 million in fiscal year 2012 to $4.1 million in fiscal year 2013 due to a lower volume of pre-purchased air tickets.

Total Revenue less Service Cost. Our total revenue less service cost was $88.2 million in fiscal year 2012 and in fiscal year 2013 as a decrease of 14.3% in our air ticketing revenue less service cost was offset by an increase of 51.4% in our hotels and packages revenue less service cost.

Personnel Expenses. Personnel expenses increased to $34.5 million in fiscal year 2013 from $26.5 million in fiscal year 2012, mainly as a result of employee share-based compensation costs of $11.7 million in fiscal year 2013 as compared to $6.9 million in fiscal year 2012, as well as due to increases in annual wages, growth in employee headcount in in line with the growth in our hotels and packages business and acquisitions made in the third quarter of fiscal year 2013. Excluding employee share-based compensation costs, personnel expenses as a percentage of net revenue increased by 3.7% from fiscal year 2012 to fiscal year 2013.

Other Operating Expenses. Other operating expenses increased by 23.8% to $68.0 million in fiscal year 2013 from $54.9 million in fiscal year 2012, primarily as a result of an increase in outsourcing fees, advertising and business promotion expenses and payment gateway charges in line with the growth in our hotels and packages business and acquisitions made in the third quarter of fiscal year 2013. Other operating expenses include mergers and acquisitions related expenses of $0.7 million in fiscal year 2013 compared to $0.2 million in fiscal year 2012. Mergers and acquisitions related expenses include professional fees and certain other expenses associated with acquisitions and certain non-routine transactions, whether or not consummated.

Depreciation and Amortization. Our depreciation and amortization expenses increased by 34.5% to $3.8 million in fiscal year 2013 from $2.8 million in fiscal year 2012, primarily as a result of amortization costs on acquisition-related intangibles.

Results from Operating Activities. As a result of the foregoing factors, our result from operating activities was a loss of $18.1 million in fiscal year 2013 as compared to a profit of $4.0 million in fiscal year 2012. Excluding the effects of our employee share-based compensation costs, mergers and acquisitions related expenses and amortization of acquisition-related intangibles for both fiscal years 2013 and 2012, we would have recorded an operating loss of $5.1 million in fiscal year 2013 compared with an operating profit of $11.2 million in fiscal year 2012.

Finance Income. Our finance income increased to $4.2 million in fiscal year 2013 from $2.0 million in fiscal year 2012, primarily as a result of an increase in interest income on term deposits in fiscal year 2013.

Finance Costs. Our finance costs decreased to $4.9 million in fiscal year 2013 as compared to $5.0 million in fiscal year 2012, primarily due to public offering costs related to our follow-on public offering and higher foreign exchange losses in fiscal year 2012, which were offset by higher provisioning of loss on trade and other receivables in fiscal year 2013.

Income Tax Benefit (Expense). Deferred tax assets of $8.9 million had been recognized in previous fiscal years, relating to unutilized tax losses and other temporary differences in respect of our Indian subsidiary. After two consecutive years of profits, our Indian subsidiary incurred losses in fiscal year 2013. Based on evaluation of convincing evidence required by IAS 12, we have recorded an impairment of deferred tax assets of $8.5 million in fiscal year 2013. The impairment has no impact on our ability to utilize loss carry forwards or tax assets in the future and is not a reflection of management’s views on our ability to increase the profitability of our business in the future.

Profit (Loss) for the Year. As a result of the foregoing factors, including the effects of deferred tax assets on previous years’ tax losses, employee share-based compensation costs, mergers and acquisitions related expenses and amortization of acquisition-related intangibles and follow-on public offering costs, our loss for fiscal year 2013 was $27.6 million as compared to a profit of $7.0 million in fiscal year 2012. Excluding the effects of deferred tax assets on previous years’ tax losses, amortization of acquisition-related intangibles, employee share-based compensation costs, net loss on change in the fair value of derivative financial instruments and interest accretion on financial liability related to business combinations for both fiscal years 2012 and 2013 and follow-on public offering costs in fiscal year 2012, we would have recorded a net loss of $6.0 million in fiscal year and a net profit of $9.3 million in fiscal year 2012.

Fiscal Year 2012 Compared to Fiscal Year 2011

Revenue. We had revenue of $196.6 million in fiscal year 2012, an increase of 57.6% over revenue of $124.7 million in fiscal year 2011.

Air Ticketing. Revenue from our air ticketing business increased by 60.0% to $76.2 million in fiscal year 2012 from $47.6 million in fiscal year 2011. Our revenue less service costs increased by 39.1% to $66.3 million in fiscal year 2012 from $47.6 million in fiscal year 2011 Our gross bookings increased by 29.5%, primarily due to a 31.5% growth in the number of transactions both as a result of an improvement in the overall air travel market as well as the continued increase in our domestic air ticket market share. Our air ticketing net revenue margins increased to 7.9% in fiscal year 2012 from 7.4% in fiscal year 2011, mainly due to special negotiated rates and incentive deals from our suppliers in fiscal year 2012.

Hotels and Packages. Revenue from our hotels and packages business increased by 56.5% to reach $116.7 million in fiscal year 2012 from $74.6 million in fiscal year 2011. This was due to an increase of 62.6% in gross bookings, primarily due to a 95.1% increase in the number of transactions. Due to the strong growth in our gross bookings, revenue less service cost from our hotels and packages business increased by 67.1% to $18.2 million in fiscal year 2012 from $10.9 million in fiscal year 2011, primarily as a result of an increase in our hotels and packages net revenue margins to 11.9% in fiscal year 2012 from 11.5% in fiscal year 2011. In fiscal year 2012, net revenue margins improved as we achieved more favorable terms on the basis of expanding supplier relationships and from the acquisition of Luxury Tours and Travel in fiscal year 2012.

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

Personnel Expenses. Personnel expenses increased to $26.5 million in fiscal year 2012 from $14.4 million in fiscal year 2011, mainly as a result of employee share-based compensation costs related to RSUs granted to employees of $6.9 million in fiscal year 2012, as compared to $0.5 million in fiscal year 2011. Personnel expenses also increased in fiscal year 2012 due to increases in annual wages and average employee headcount in fiscal year 2012, as compared to fiscal year 2011. Excluding employee share-based compensation costs, personnel expenses as a percentage of net revenue decreased by 0.5% from fiscal year 2011 to fiscal year 2012.

Other Operating Expenses. Other operating expenses increased by 34.8% to $54.9 million in fiscal year 2012 from $40.7 million in fiscal year 2011, primarily as a result of an increase in payment gateway charges, advertising and business promotion expenses and outsourcing fees in line with the growth in our business. Other operating expenses as a percentage of net revenue decreased by 4.4% from fiscal year 2011 to fiscal year 2012.

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

Income Tax Benefit (Expense). Income tax benefit increased to $6.1 million in fiscal year 2012 from $2.7 million in fiscal year 2011, primarily due to the recognition of a deferred tax asset for unused tax losses and existing deductible differences in accordance with our accounting policy on deferred tax assets as our management considered it probable that future taxable profits would be available. In assessing the ongoing recoverability of deferred tax assets, our management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management has not recognized balance deferred tax assets of $0.5 million in respect of the unused tax losses of MMT USA and Luxury Tours because a trend of profitable growth in these subsidiaries is not yet fully established. Excluding the effects of deferred tax benefit for both fiscal years 2011 and 2012, we would have recorded an income tax expense of $0 in fiscal year 2011 and an income tax expense of $22,675 in fiscal year 2012.

Profit for the Year. As a result of the foregoing factors, including the effects of employee share-based compensation costs and income tax benefit, our profit for fiscal year 2012 was $7.1 million, as compared to a profit of $4.8 million in fiscal year 2011. Excluding the effects of employee share-based compensation costs and income tax benefit for both fiscal years 2011 and 2012, we would have recorded a net profit of $2.7 million in fiscal year 2011 and a net profit of $7.9 million in fiscal year 2012.

Liquidity and Capital Resources

Historically, our sources of liquidity have principally been proceeds from the sale of our convertible preferred shares and ordinary shares, bank overdrafts and working capital facilities and cash flows from operations. Our cash requirements have mainly been for working capital as well as capital expenditures.

As of March 31, 2013, our primary sources of liquidity were $36.5 million of cash and cash equivalents and $48.1 million in term deposits with various banks, which are available on demand. Such term deposits are used to secure bank overdraft facilities with various banks in India, including HDFC Bank, ICICI Bank and Yes Bank, which are used for working capital purposes. As of March 31, 2013, we had $0.9 million outstanding under our bank overdraft facilities.

Our trade and other receivables primarily comprise commissions, incentive or other payments owing to us from airlines, receivables from our corporate and retail customers to whom we typically extend credit periods, security deposits paid primarily for our leased premises as well as interest accrued but not due on our term deposits. Our trade and other receivables increased from $21.4 million as of March 31, 2012 to $26.1 million as of March 31, 2013, primarily as a result of our acquisitions during fiscal year 2013.

Our other current assets primarily consist of deposits and advances to our suppliers to secure better prices and availability of bookings in future periods. Our other current assets increased from $21.8 million as of March 31, 2012 to $23.7 million as of March 31, 2013, primarily due to increases in advances to hotels by $1.7 million and increases in other receivables.

We also have the following two secured working capital facilities in India: (i) with HDFC Bank for cash credit of up to Rs. 100 million (approximately $1.8 million) at an average rate of 14.2% per annum as of March 31, 2013, and (ii) with Yes Bank for cash credit of up to Rs. 250 million (approximately $4.4 million) at an average rate of 13.0% per annum as of March 31, 2013. Both facilities are secured by an assignment of certain of our credit card receivables and charges over our current assets and fixed assets.

Additionally, we have the following two overdraft facilities in India: (i) with HDFC Bank for Rs. 420 million (approximately $7.4 million) at an average rate of 9.8% (weighted average fixed deposit rate plus 1.00%) per annum as of March 31, 2013, and (ii) with Yes Bank for Rs. 300 million (approximately $5.3 million) at an average rate of 10.4% (weighted average fixed deposit rate plus 1.00%) per annum as of March 31, 2013. Further, through the ITC Group, we have overdraft facilities with various banks in Thailand for approximately $1.1 million at varying interests rates.

From time to time, we are also required by certain international and Indian airlines, hotels and packages suppliers, as well as certain aggregators from whom we obtain hotel inventory and other travel suppliers, to obtain bank guarantees to secure our obligations to them. As of March 31, 2013, these bank guarantees were as follows: (i) MMT India had sanctioned limits of Rs. 990 million (approximately $17.5 million) and Rs. 200 million (approximately $3.5 million) for bank guarantees from Yes Bank and HDFC, respectively, out of which approximately Rs. 949.2 million ($16.8 million) was utilized, including Rs. 933.2 million from Yes Bank ($16.5 million) in favor of International Air Transport Association, or IATA, against any payment default by us to all airlines participating in IATA’s bill settlement plan, (ii) MMT USA had obtained certificates of deposit totaling approximately $0.8 million to provide guarantees to various international airlines, (iii) Luxury Tours had obtained certificates of deposit totaling approximately $0.3 million to provide guarantees to various hotels and packages suppliers, and (iv) the Hotel Travel Group had obtained certificates of deposit totaling approximately $0.5 million to provide guarantees to various hotels and packages suppliers.

As of March 31, 2013, $0.9 million was outstanding under our secured working capital and overdraft facilities and no demand had been made against any of our guarantees.

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

The following table sets forth the summary of our cash flows for the periods indicated:

	Fiscal Year Ended March 31
	2011	2012	2013
	(in millions)
Net cash from/(used in) operating activities	$(6.3)	$10.9	$13.6
Net cash from/(used in) investing activities	(3.0)	(46.2)	(17.9)
Net cash from/(used in) financing activities	52.4	35.2	1.4
Net increase/(decrease) in cash and cash equivalents	43.0	(0.1)	(5.7)
Cash and cash equivalents at beginning of period	5.3	47.9	43.8
Effect of exchange rate fluctuations on cash held	(0.5)	(4.0)	(2.4)
Cash and cash equivalents at end of period	47.9 (1)	43.8 (2)	35.6 (3)

Notes:

(1)	Includes $3.9 million of bank overdrafts and excludes $16.9 million of term deposits not classified as “cash and cash equivalents.”
(2)	Excludes $44.3 million of term deposits not classified as “cash and cash equivalents.” As of March 31, 2012, we did not have any amounts outstanding under our overdraft facilities.
(3)	Includes $0.9 million of bank overdrafts and excludes $48.1 million of term deposits not classified as “cash and cash equivalents.”

Net Cash From/(Used In) Operating Activities. In fiscal year 2013, net cash used in operating activities was $13.6 million, as compared to net cash from operating activities of $10.9 million in fiscal 2012. This change resulted from an increase in total collections against revenue from $186.6 million to $236.0 million, offset by increases in total cash payments to suppliers in relation to service costs incurred from $105.0 million to $133.6 million and total cash outflows in respect of personnel and other operating expenses from $70.7 million to $88.8 million.

In fiscal year 2013, total collections against revenue were $236.0 million, compared to recognized revenue of $228.8 million, for a difference of $7.2 million. In fiscal year 2012, total collections against revenue were $186.6 million, compared to recognized revenue of $196.6 million, for a difference of $10.0 million. The decrease of $17.2 million in the difference between recognition and collection of revenues from fiscal year 2012 to fiscal year 2013 was primarily due to an increase in advance from our customers from $2.1 million to $11.4 million, offset by a decrease in receivables from airlines and customers from $8.7 million to $2.1 million. Our collections were also increased by a decrease in withholding tax deductions for commissions or payments received from airlines and other suppliers, which decreased from $3.6 million in fiscal year 2012 to $2.0 million in fiscal year 2013.

In fiscal year 2013, total cash payments to suppliers in relation to service costs incurred were $133.6 million, as compared with $140.7 million in service costs accrued. This was primarily due to deposits and advances paid to suppliers for the promotion of our packages products, including advances to airlines for fiscal year 2014. In fiscal year 2012, total cash payments to suppliers in relation to service costs incurred were $105.0 million, as compared with $108.4 million in service costs accrued. This was primarily due to deposits and advances paid to suppliers for the promotion of holiday products, including advances to airlines for fiscal year 2013. We also pre-purchased air ticket inventory at favorable rates during fiscal year 2012.

In fiscal year 2013, total cash outflows in respect of personnel and other operating expenses were $88.8 million, 86.7% of the $102.5 million in such expenses accrued. In fiscal year 2012, total cash outflows in respect of personnel and other operating expenses were $70.7 million, 86.8% of the $81.4 million in such expenses accrued. There was no material change in the percentage of expenses paid to expenses accrued.

Net Cash From/(Used In) Investing Activities. In fiscal year 2013, cash used in investing activities was $17.9 million, primarily as a result of a cash payment of approximately $6.6 million (net of cash acquired) to acquire the Hotel Travel Group; approximately $3.0 million (net of cash acquired) to acquire a majority stake in the ITC Group, and approximately $0.6 million to acquire additional equity interests in My Guest House. Further, we had term deposits with banks amounting to $4.3 million (computed using average exchange rates for the period), and net investment of $2.7 million in fixed assets, as well as investment of $4.1 million in software and website development projects, partially offset by $3.4 million in interest received on our term deposits. In fiscal year 2012, cash used in investing activities was $46.2 million, primarily as a result of term deposits with banks amounting to $29.9 million (computed using average exchange rates for the period), and net investment of $5.5 million in fixed assets, as well as investment of $3.5 million in software and website development projects, partially offset by $0.9 million in interest received on our term deposits. We had also made investments of approximately $4.8 million to acquire a 19.98% equity interest in Le Travenues Technology Private Limited, approximately $2.4 million to acquire a majority stake in Luxury Tours and approximately $1.0 million to acquire a 28.57% equity interest in My Guest House in fiscal year 2012.

Net Cash From/(Used In) Financing Activities. In fiscal year 2013, cash used in financing activities was $1.4 million, primarily as a result of payment of $0.8 million to complete our acquisition of Luxury Tours. Additionally, we repurchased 40,142 of our own ordinary shares for approximately $0.5 million and paid interest on bank overdrafts and our working capital facilities of $0.6 million. The cash from these payments was partially offset by collection of $0.4 million as proceeds from the issuance of shares on exercise of share options by certain of our employees. In fiscal year 2012, cash from financing activities was $35.2 million, primarily as a result of net proceeds from the issuance of ordinary shares in our follow-on public offering of $35.4 million. Additionally, we collected $0.9 million as proceeds from the issuance of shares on exercise of share options by certain of our employees. The cash from these issuances was partially offset by $0.8 million as interest paid on bank overdrafts and our working capital facilities of $0.8 million.

Capital Expenditures

We have historically financed our capital expenditure requirements with cash flows from operations, as well as through the sale of our convertible and redeemable preferred shares and ordinary shares.

We made capital expenditures of $2.8 million, $9.0 million and $6.9 million in fiscal years 2011, 2012 and 2013, respectively. As of March 31, 2013, we had committed capital expenditures of $1.1 million which we expect to spend during fiscal year 2014. In addition, we expect to spend an additional approximately $6.0 million to $8.0 million on capital expenditures during fiscal year 2014. Our capital expenditures have principally consisted of purchases of servers, workstations, computers, computer software, leasehold improvements and other items related to our technology platform and infrastructure, upgrading of our websites, as well as improvements to our leasehold premises.

Off-Balance Sheet Arrangements

As of March 31, 2013, MMT India had obtained approximately Rs. 990.0 million ($17.5 million) in bank guarantees mainly from YES Bank in favor of IATA, against any payment default by us to all airlines participating in IATA’s bill settlement plan, and MMT USA had obtained certificates of deposit totaling approximately $0.8 million for purposes of providing guarantees to various international airlines. Additionally, Luxury Tours had obtained certificates of deposit totaling approximately $0.3 million for purposes of providing guarantees to various hotels and packages suppliers and Hotel Travel Group had obtained certificates of deposit totaling approximately $0.5 million for purposes of providing guarantees to various hotels and packages suppliers. Apart from the foregoing, we do not have any outstanding off-balance sheet derivative financial instruments, guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

Inflation

The CIA World Factbook estimates that consumer inflation in India was 12% in 2010, 8.9% in 2011 and 9.2% in 2012. For more information, see “Item 3. Key Information — D. Risk Factors — Risks Related to Operations in India — As the Domestic Indian Market Constitutes a Significant Source of Our Revenue, a Slowdown in Economic Growth in India Could Cause Our Business to Suffer.”

Quantitative and Qualitative Disclosures about Market Risk

Our business activities are exposed to a variety of market risks, including credit risk, foreign currency risk and interest rate risk.

Credit Risk. Financial instruments that potentially subject us to concentrations of credit risk consist principally of term deposits, cash equivalents, and trade and other receivables. By their nature, all such financial instruments involve risks, including the credit risk of non-performance by counterparties. Our cash equivalents, bank balances and term deposits are placed with banks with high investment grade credit ratings, and our term deposits may be withdrawn at any time prior to maturity except that this would result in a lower interest rate. Trade and other receivables are typically unsecured and arise mainly from commissions and incentive payments owing to us from our airline suppliers, receivables from our hotel suppliers which represent amounts owing to us from deposits we place with such hotels, and receivables from our corporate and retail customers to whom we typically extend credit periods. We review the credit worthiness of our clients to which we have granted credit terms in the normal course of the business. We believe there is no significant risk of loss in the event of non-performance of the counterparties to these financial instruments, other than the amounts already provided for in our financial statements. See note 34 to our audited consolidated financial statements for additional information relating to our exposure to credit risk.

Foreign Exchange Risk. We are exposed to movements in currency exchange rates, primarily those related to the US dollar and the Indian Rupee. As the functional currency of MMT India, our key operating subsidiary, is the Indian Rupee, our exposure to foreign currency risk primarily arises in respect of our non-Indian Rupee-denominated trade and other receivables, trade and other payables and cash and cash equivalents, which were $9.6 million, $26.7 million and $2.2 million, respectively, as of March 31, 2013, and $5.1 million, $17.1 million and $3.6 million, respectively, as of March 31, 2012. Based on our operations in fiscal year 2013, a 10.0% appreciation of the US dollar against the Indian Rupee as of March 31, 2013, assuming all other variables remained constant, would have increased our loss for the year by $1.4 million. Similarly, a 10.0% depreciation of the US dollar against the Indian Rupee as of March 31, 2013, assuming all other variables remained constant, would have decreased our loss for the year by $1.4 million. Based on our operations in fiscal year 2012, a 10.0% appreciation of the US dollar against the Indian Rupee as of March 31, 2012, assuming all other variables remained constant, would have decreased our profit for the year by $0.8 million. Similarly, a 10.0% depreciation of the US dollar against the Indian Rupee as of March 31, 2012, assuming all other variables remained constant, would have increased our profit for the year by $0.8 million.

We are also exposed to movements between the US dollar and the Indian Rupee in our operations, as approximately 4.4% and 3.9% of our revenue for fiscal years 2012 and 2013, respectively, was generated by MMT India from its air ticketing business and received in US dollars although our expenses are generally incurred in Indian Rupees. We currently do not have any hedging agreements or similar arrangements with any counter-party to cover our exposure to any fluctuations in foreign exchange rates. While we do incorporate margins in our pricing to cover any adverse fluctuations in foreign exchange rates, there can be no assurance that such margins will adequately protect us from adverse fluctuations in foreign exchange rates and hence our earnings remain susceptible to foreign exchange rate fluctuations. However as this risk associated with currency exchange is largely confined to our non-Indian Rupee revenue, we believe our exposure is minimal and immaterial.

Interest Rate Risk. Our exposure to interest rate risk for changes in interest rates relates primarily to our term deposits and bank overdrafts. As of March 31, 2013, we had fixed rate financial instruments consisting of $55.4 million of term deposits and $0.9 million of variable rate financial instruments, consisting of our bank overdrafts. As of March 31, 2012, we had fixed rate financial instruments consisting of $69.2 million of term deposits. We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. Our future interest income and financing cost may fluctuate in line with changes in interest rates. As of March 31, 2013, we had $0.9 million outstanding on account of variable rate financial instruments. A sensitivity analysis shows that an increase of 100 basis points in interest rates as of March 31, 2013 would have increased loss or decrease profit by $0.01 million and would not have had any impact on our equity. Similarly, a decrease of 100 basis points in interest rates as of March 31, 2013 would have decreased loss or increased profit by $0.01 million and would not have had any impact on our equity. Based on our consolidated balance sheet as of March 31, 2012, a sensitivity analysis shows that any increase in interest rates as of March 31, 2012 would not have affected our profit or loss and would not have had any impact on our equity.

New Accounting Standards and Interpretations Not Yet Adopted by Our Group

IFRS 9 ‘Financial Instruments’, is part of the IASB’s wider project to replace IAS 39 ‘Financial Instruments: Recognition and Measurement’. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets, amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The effective date for IFRS 9 is annual periods beginning on or after January 1, 2015 with early adoption permitted. IFRS 9 is required to be applied retrospectively. We are in the process of evaluating the impact of the new standard.

IFRS 10, ‘Consolidated Financial Statements’, which replaces parts of IAS 27, ‘Consolidated and Separate Financial Statements and all of SIC-12, ‘Consolidation – Special Purpose Entities’, builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. Except as specified in IFRS 10.C2A–C6, the standard is required to be applied retrospectively, in accordance with IAS 8, for annual periods beginning on or after January 1, 2013. The remainder of IAS 27, ‘Separate Financial Statements’, now contains accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates only when an entity prepares separate financial statements and is therefore not applicable in preparing our consolidated financial statements. We adopted IFRS 10 effective April 1, 2013. We have evaluated the requirements of IFRS 10 and these requirements are not expected to have a material impact on our consolidated financial statements.

IFRS 11, ‘Joint Arrangements’, determines the nature of an arrangement by focusing on the rights and obligations of the arrangement, rather than its legal form. IFRS 11 replaces IAS 31, ‘Interests in Joint Ventures’, and SIC-13, ‘Jointly-controlled Entities-Non-monetary Contributions by Venturers’. IFRS 11 addresses only forms of joint arrangements (joint operations and joint ventures) where there is joint control, whereas IAS 31 had identified three forms of joint ventures, namely jointly controlled operations, jointly controlled assets and jointly controlled entities. The standard addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities, which is the equity method. IFRS 11 is required to be applied retrospectively for annual periods beginning on or after January 1, 2013. We have evaluated the requirements of IFRS 11 and these requirements are not expected to have a material impact on our consolidated financial statements.

IFRS 12, ‘Disclosure of Interest in Other Entities’, is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The standard includes disclosure requirements for entities covered under IFRS 10 and IFRS 11. IFRS 12 is required to be applied retrospectively for annual periods beginning on or after January 1, 2013. We have evaluated the requirements of IFRS 12 and these requirements are not expected to have a material impact on our consolidated financial statements.

IFRS 13, ‘Fair Value Measurement’, provides guidance on how fair value should be applied where its use is already required or permitted by other standards within IFRS, including a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The standard is required to be applied prospectively for annual periods beginning on or after January 1, 2013. We were required to adopt IFRS 13 by the accounting year commencing April 1, 2013 and have evaluated the requirements of IFRS 13, and these requirements are not expected to have a material impact on the consolidated financial statements.

IAS 1 (Amended) Presentation of Financial Statements: In June 2011, IASB published amendments to IAS 1 ‘Presentation of Financial Statements’. The amendments to IAS 1 ‘Presentation of Financial Statements’ require companies preparing financial statements in accordance with IFRS to group items within other comprehensive income that may be reclassified to the profit or loss separately from those items which would not be recyclable in the profit or loss section of the income statement. It also requires the tax associated with items presented before tax to be shown separately for each of the two groups of other comprehensive income items (without changing the option to present items of other comprehensive income either before tax or net of tax).

The amendments also reaffirm existing requirements that items in other comprehensive income and profit or loss should be presented as either a single statement or two consecutive statements. This amendment is applicable retrospectively to annual periods beginning on or after July 1, 2012, with early adoption permitted. We were required to adopt IAS 1 (Amended) by the accounting year commencing April 1, 2013. We have evaluated the requirements of IAS 1 (Amended) and we do not believe that the adoption of IAS 1 (Amended) will have a material effect on our consolidated financial statements.

IAS 19 (Amended) Employee Benefits: In June 2011, IASB issued IAS 19 (Amended) Employee Benefits. The standard is required to be applied retrospectively for annual periods beginning on or after January 1, 2013, with early application permitted.

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

The amendments need to be adopted retrospectively. We were required to adopt IAS 19 (Amended) by the accounting year commencing April 1, 2013. We have evaluated the requirements of IAS 19 (Amended) and these requirements are not expected to have a material impact on our consolidated financial statements.

Contractual Obligations

The following table sets forth our contractual obligations as of March 31, 2013. Other than the lease obligations specified below, we do not have any long-term commitments:

	Payment Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Operating lease obligations(1)	$12,373.5	$2,371.5	$3,877.9	$2,790.3	$3,333.8
Finance lease obligations(2)	82.9	27.1	46.4	9.4	—
Purchase obligations(3)	1,069.3	1,069.3	—	—	—
Bank overdraft(4)	866.5	866.5	—	—	—
Employee Benefits(5)	1,010.3	—	—	—	—

Notes:

(1)	Operating lease obligations relate to our leasing arrangements for our various office premises.
(2)	Finance lease obligations relate to our leasing arrangements for motor vehicles used in our business.
(3)	We enter into purchase orders from time to time for various equipment or other requirements for our business.
(4)	Secured against term deposits.
(5)	Employee benefits in the statement of financial position include $1,101,293 in respect of employee benefit obligation. For this amount, the extent of the amount and timing of repayment/settlement is not reliably estimable or determinable at present and accordingly have not been disclosed in the table above

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Our board of directors consists of 11 directors.

The following table sets forth the name, age and position of each of our directors, executive officers and significant employees as of the date hereof:

Name	Age	Position/Title
Directors:
Deep Kalra	43	Director, Group Chairman and Group Chief Executive Officer
Keyur Joshi(2)	40	Director and Group Chief Commercial Officer
Rajesh Magow(2)	44	Director, Group Chief Financial and Operating Officer
Ravi Adusumalli	37	Director
Aditya Tim Guleri	48	Director
Philip C. Wolf	56	Director(3)
Vivek N. Gour	50	Independent Director
Frederic Lalonde	39	Independent Director
Ranodeb Roy	45	Independent Director
Gyaneshwarnath Gowrea	47	Director
Mohammad Akhtar Janally	30	Director
Executive Officers(1):
Mohit Gupta	40	Group Chief Business Officer
Amit Somani	41	Group Chief Products Officer
Sanket Atal	45	Group Chief Technology Officer

Notes:

(1)	Other than directors who are also executive officers.
(2)	Appointed on November 6, 2012.
(3)	Mr. Philip C. Wolf satisfies the independence requirements of Rule 5605 of the Nasdaq Stock Market, Marketplace Rules. Prior to December 31, 2012, when he resigned as non-executive chairman of PhoCusWright, a travel industry research firm we use and pay fees to on annual basis, Mr. Wolf did not satisfy the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Directors

Unless otherwise indicated, the business address for our directors is Tower A, SP Infocity, 243, Udyog Vihar, Phase 1, Gurgaon, Haryana 122016, India.

Deep Kalra is our co-founder, group chairman and group chief executive officer, and was appointed to our board of directors on October 9, 2001. Mr. Kalra’s responsibilities as group chief executive officer include executing our business strategy and managing the overall performance and growth of our company. Mr. Kalra has over 20 years of experience in e-commerce, sales, corporate finance and financial analysis. Prior to founding our company in April 2000, Mr. Kalra worked with GE Capital, a subsidiary of the General Electric Company, for just over a year, where he was vice president of business development. Mr. Kalra had previously also worked with AMF Bowling Inc. and ABN AMRO Bank. General Electric Company is a NYSE-listed company, and AMF Bowling Inc. was a NYSE-listed company when Mr. Kalra worked there. Mr. Kalra is also a member of the executive council of the National Association of Software and Services Companies in India and chairs its Internet working group. He is also a board member of The Indus Entrepreneurs and a founding member of IAMGURGAON, a non-governmental organization focused on improving the quality of life in Gurgaon. Mr. Kalra has a bachelor’s degree in economics from St. Stephen’s College, Delhi University, India, and a master’s degree in business administration from the Indian Institute of Management, Ahmedabad, India.

Keyur Joshi is our co-founder and group chief commercial officer, and was appointed to our board of directors on November 6, 2012. Prior to co-founding our company in 2000, Mr. Joshi worked with Around the World Travel (now known as Justfares.com) in Seattle, United States, and he has over 12 years of experience in the online travel industry. Mr. Joshi also served as senior officer with Tata Motors from March 1997 to March 1998. Mr. Joshi has a bachelor’s degree in chemistry from Gujarat University, India, and a master’s degree in business administration from the City University of New York, United States.

Rajesh Magow is our co-founder and group chief financial and operating officer, and was appointed to our board of directors on November 6, 2012. Mr. Magow has over 20 years of experience in the information technology and Internet industries. After being part of our senior management team in 2001 for a few months, Mr. Magow worked as part of senior management with Tecnovate eSolutions Private Limited, a wholly-owned subsidiary of eBookers.com (a United Kingdom-based online travel company that was listed on NASDAQ until it was acquired by the Cendant group in February 2005) from 2001 to June 2006. Mr. Magow was part of the senior management team that set up eBookers’ call center and back office operations in India and was a board member of Tecnovate from January 2001 to June 2006. Prior to Tecnovate, he also worked with Aptech Limited and Voltas Limited. Mr. Magow rejoined our company in 2006. Mr. Magow also serves as a director of Flipkart Private Limited, Singapore. Mr. Magow is a chartered accountant from the Institute of Chartered Accountants of India, New Delhi.

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

Philip C. Wolf was appointed to our board of directors on July 20, 2005. Until December 31, 2012, Mr. Wolf was non-executive chairman of PhoCusWright, a travel industry research firm he founded in 1994. Mr. Wolf was also president and chief executive officer of PhoCusWright prior to its acquisition by Northstar Travel Media LLC in June 2011. Prior to founding PhoCusWright, Mr. Wolf was president and chief executive officer of a venture-funded software developer and travel booking engine pioneer which held two patents for its pricing algorithms. He also sits on the board of various companies, including Hopper Inc., QuickMobile Inc., Booking Markets Inc., TrustYou. Formerly an adjunct professor at New York University’s Graduate Center for Hospitality, Tourism and Sports Management, he is currently a distinguished lecturer at the Cornell University School of Hotel Administration. Mr. Wolf has a bachelor of arts degree in public policy studies from Duke University, United States and a master’s degree in business administration from the Owen Graduate School of Management, Vanderbilt University, United States. The business address for Mr. Wolf is 6 Huckleberry Lane, Truro, MA 02666, United States.

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

Ranodeb Roy was appointed to our board of directors on January 19, 2012. Mr. Roy is a director and the chief executive officer of RV Capital Management Private Limited. Prior to joining our board of directors, Mr. Roy was a managing director and head of fixed income Asia Pacific at Morgan Stanley from March 2008 to December 2011 and was responsible for the fixed income division in Asia. Mr. Roy has also worked at Merrill Lynch, Hong Kong as managing director, co-head of fixed income currency and commodities, or FICC, group in 2007 where he was, responsible for FICC business in Asia. He has also held various senior positions at Merrill Lynch in major financial centers, including New York, Tokyo and Hong Kong. Mr. Roy started his career at Bank of America in Mumbai in 1992. Mr. Roy has a master’s degree in business administration, with majors in finance and marketing, from the Indian Institute of Management, Ahmedabad, India and a bachelor’s degree in computer science and engineering from the Indian Institute of Technology at Kanpur, India. The business address for Mr. Roy is 50 Raffles Place, 37F Singapore Land Tower, Singapore 048623.

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

Executive Officers

The business address for our executive officers is Tower A, SP Infocity, 243, Udyog Vihar, Phase 1, Gurgaon, Haryana 122016, India.

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

Amit Somani is our group chief products officer. Prior to joining us in January 2010, Mr. Somani served as group product manager for Google Inc. (India) from July 2007 to December 2009, and prior to that as director of engineering and product management at IBM in San Jose, California, United States, from July 1995 to May 2007. Mr. Somani has over 17 years of experience in online businesses. Mr. Somani holds a bachelor of technology degree in computer science and engineering from the Institute of Technology, Banaras Hindu University, Varanasi, India and a master’s degree in computer science from the University of Wisconsin, United States. Mr. Somani holds seven patents and is the recipient of three IBM outstanding technical achievement awards.

Sanket Atal is our group chief technology officer. Mr. Atal has over 21 years of experience in software development and has managed large organizations. From June 2010 to June 2012, Mr. Atal was Senior Vice President and General Manager for the India Technology Center of CA Technologies in Hyderabad, which is CA Technologies’ largest center worldwide. Prior to joining CA Technologies, he worked at Oracle from January 1997 till June 2010. Mr. Atal was one of the founders of Oracle’s research and development center in Portland, Oregon and worked there until his relocation to India in August of 2006. In India, he headed product development for Oracle’s Server Technologies division with teams in Bangalore, Hyderabad and Noida. He began his career with Sequent Computer Systems, and later Informix, where he worked on a joint project to develop a parallel processing Relational Database Management System. Mr. Atal holds a bachelor’s degree in computer science and mathematics from Cornell University, a master’s of science degree in computer science from the University of Wisconsin-Madison and a master’s degree in business administration from the University of Oregon.

B. Compensation

For fiscal year 2013, the aggregate compensation (including director’s fees, but excluding grants of stock options and RSUs that are described below) to our directors and executive officers included in the list under the heading “— Directors and Executive Officers of our Group” was $1.1 million, which included $0.5 million in base salary, $0.2 million in housing and rent allowance, $0.3 million in special allowances and $0.2 million in other payments. The foregoing compensation figures include $0.1 million which may be awarded in the form of RSUs at the option of the relevant director. Our employment agreements (as amended from time to time) with each of our group chief executive officer, group chief financial and operating officer and group chief commercial officer provide for bonus entitlements calculated as a percentage of gross annual salary and linked to gross sales targets of our company. Our employment agreements with our other executive officers provide for a variable performance component which is payable upon each of the individual officer and our company attaining certain performance targets. Except as otherwise disclosed, these aggregate cash compensation amounts for fiscal year 2013 do not include stock compensation and employee benefits to our directors and executive officers. Stock compensation to our directors and executive officers are disclosed separately in the tables under “— Outstanding Options” and “Outstanding RSUs,” and employee benefits to our directors and executive officers are disclosed separately under “— Employee Benefit Plans.”

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

Number of Shares granted under 2001 Equity Option Plan

As of March 31, 2013, pursuant to our Equity Option Plan, we had outstanding options exercisable into a total of 691,127 ordinary shares with exercise price ranging from $0.4875 to $5.3940.

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

During fiscal year 2013, we granted 850,160 RSUs, of which 612,466 RSUs were granted to our directors and executive officers. See “— Outstanding RSUs” for more information.

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

Outstanding Options

During fiscal years 2011, 2012 and 2013, no options were granted to any of our directors and executive officers under our Equity Option Plan. As of March 31, 2013, 549,577 outstanding options were held by our directors and executive officers as set forth in the following table. As of May 31, 2013, 518,077 outstanding options were held by our directors and executive officers.

Name	Shares Underlying Outstanding Options	Exercise Price ($ per share)	Date of Grant	Date of Expiration
Keyur Joshi	58,400	1.98	June 25, 2009	June 25, 2017	(1)
Rajesh Magow	182,140	0.74	June 25, 2009	June 25, 2017	(1)
	114,000	1.98	June 25, 2009	June 25, 2017	(1)
	32,981	0.53	June 25, 2009	June 25, 2017	(1)
Other directors and executive officers	36,000	0.53	June 25, 2009	June 25, 2017	(1)
	28,918	5.06	June 25, 2009	June 25, 2017	(1)
	97,138	0.53	January 4, 2010	Various Dates	(2)

Notes:

(1)	All these options vested upon the date of grant and were required to be exercised prior to 48 months from their vesting date (i.e., the date of grant), subject to the terms of our Equity Option Plan. In May 2013, our compensation committee extended the date of expiration of these options from June 25, 2013 to June 25, 2017.
(2)	These options vest in four equal installments upon each anniversary of the grant, commencing with the first anniversary of the grant. Such options must be exercised prior to the earlier of 48 months from their vesting date or 72 months from their date of grant, subject to the terms of our Equity Option Plan. See “- Equity Option Plan—Option Exercise and Expiration” above.

Outstanding RSUs

During fiscal year 2013, 612,466 RSUs were issued under our Share Incentive Plan to our directors and executive officers, of which 4,009 fully vested RSUs were granted to our directors in lieu of cash compensation owed to them for fiscal year 2012. As set forth in the following table, outstanding RSUs as of March 31, 2013 were:

Name	Total RSUs Granted in Fiscal Year 2013(1)		Exercise Price
			($ per share)
Deep Kalra	305,253	(2)	0.0005
Keyur Joshi	114,470	(2)	0.0005
Rajesh Magow	152,626	(2)	0.0005
Other executive officers	36,108	(3)	0.0005

Notes:

(1)	Does not include 4,009 fully vested RSUs granted to our directors in lieu of their cash compensation owed to them for fiscal year 2012.
(2)	These RSUs were granted effective September 1, 2012, and vest on the following schedule: (i) 33.3% on September 1, 2013; (ii) 33.3% on September 1, 2014; and (iii) 33.3% on September 1, 2015. These RSUs expire 48 months following the date of vesting.
(3)	These RSUs were granted to our other executive officers effective July 1, 2012 and vest on the following schedule: (i) 10% on July 1, 2013; (ii) 20% on July 1, 2014; (iii) 30% on July 1, 2015; and (iv) 40% on July 1, 2016. These RSUs expire 48 months following the date of vesting.

Employee Benefit Plans

We maintain employee benefit plans in the form of certain statutory and incentive plans covering substantially all of our employees. For fiscal year 2013, the aggregate amount set aside or accrued by us to provide for pension or retirement benefits for all our employees (including our directors and executive officers) was $1,343,002.

Provident Fund

In accordance with Indian law, all of our employees in India are entitled to receive benefits under the Employees’ Provident Fund Scheme, 1952, as amended, a retirement benefit scheme under which an equal amount of 12% of basic salary of an employee is contributed both by employer and employee in a fund with government/trust with company. Also, in accordance with applicable laws, all of our employees at our non-Indian subsidiaries are entitled to receive benefits under the relevant provident fund laws and regulations applicable in such jurisdictions. Our subsidiaries makes a monthly deposit to these funds and we have contributed an aggregate of $1,181,632 in fiscal year 2013.

Gratuity

In accordance with Indian law, we pay gratuity up to our eligible employees in India. Under our gratuity plan, an employee is entitled to receive a gratuity payment on the termination of his or her employment if the employee has rendered continuous service to our company for not less than five years, or if the termination of employment is due to death or disability. The amount of gratuity payable to an eligible employee is equal to 15 days’ salary for every year of employment (or any portion of a year exceeding six months), and currently the aggregate amount of gratuity shall not exceed Rs. 1,000,000 (approximately $17,699). We have provided for an aggregate of $176,957 in fiscal year 2011, an aggregate of $147,156 in fiscal year 2012 and an aggregate of $161,370 in fiscal year 2013 for our gratuity payments.

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

C. Board Practices

Board of Directors

Our holding company is managed and controlled by our board of directors from Mauritius. Our board of directors currently has eleven directors. There are no family relationships between any of our directors and executive officers. A director is not required to hold any shares in our company by way of qualification. There are no severance benefits payable to our directors upon termination of their directorships, other than to Mr. Deep Kalra, Mr. Keyur Joshi and Mr. Rajesh Magow, who are our directors and also our executive officers and are entitled to severance benefits in such capacity pursuant to the terms of their employment.

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

Code of Business Conduct and Ethics

Our code of business conduct and ethics provides that our directors and officers are expected to avoid any action, position or interest that conflicts with the interests of our company or gives the appearance of a conflict. Directors and officers have an obligation under our code of business conduct and ethics to advance our company’s interests when the opportunity to do so arises. The full text of our code of business conduct and ethics is available on our website, at http://investors.makemytrip.com/governance.cfm.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors to indemnify them against certain liabilities and expenses arising from their being a director.

D. Employees

See “Item 4. Information on the Company — B. Business Overview — Employees.”

E. Share Ownership by Directors and Executive Officers

The following table sets forth information with respect to the beneficial ownership of our equity shares as of March 31, 2013 by each of our directors and all our directors and executive officers as a group. As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right. Ordinary shares subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages below are based on 37,602,158 ordinary shares outstanding as of March 31, 2013.

Equity Shares Beneficially Owned
March 31, 2013
Name	Number	Percent
Deep Kalra(1)	3,683,507	9.75%
Ravi Adusumalli	—	—
Aditya Tim Guleri(2)	*	*
Philip C. Wolf	*	*
Vivek N. Gour	*	*
Ranodeb Roy	—	—
Frederic Lalonde	*	*
Gyaneshwarnath Gowrea	—	—
Mohammad Akhtar Janally	—	—
Keyur Joshi(1)	*	*
Rajesh Magow	*	*
Mohit Gupta	*	*
Amit Somani(3)	*	*
All our directors and executive officers as a group(4)	4,455,491	11.60%

Notes:

*	Represents beneficial ownership of less than 1.0%.

(1)	Travogue Electronic Travel Private Limited, or Travogue, is a company controlled by Mr. Deep Kalra. Mr. Deep Kalra holds 78.4% of the equity shares of Travogue. Accordingly, Mr. Kalra’s beneficial ownership of our ordinary shares includes 507,528 ordinary shares held by him directly and 3,000,000 ordinary shares held indirectly through Travogue. Mr. Keyur Joshi has a 12.8% equity interest in Travogue.
(2)	Consists of ordinary shares held by Sierra Ventures Associates VIII, LLC as nominee for its members (including those shares held for the Guleri Family Trust UTD dated April 7, 1999, of which Mr. Aditya Tim Guleri is a trustee and beneficiary). Mr. Guleri is one of the managing members of Sierra Ventures Associates VIII, LLC, the sole general partner of Sierra Ventures VIII-A, L.P. and Sierra Ventures VIII-B, L.P., and may be deemed to control these entities. However, Mr. Guleri disclaims beneficial ownership of all shares held by these entities, except as stated above and except to the extent of his respective proportionate pecuniary interest therein.
(3)	As of March 31, 2013, Mr. Amit Somani’s holdings include 45,000 unvested options. Assuming the exercise of all vested and unvested options by Mr. Somani, he would beneficially own less than 1.0% of our issued share capital.
(4)	Includes 549,577 options and 258,669 RSUs currently exercisable or exercisable within 60 days of filing.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our ordinary shares as of March 31, 2013 held by each person who is known to us to have 5.0% or more beneficial share ownership based on an aggregate of 37,602,158 ordinary shares outstanding as of March 31, 2013.

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

	Equity Shares Beneficially Owned
Name of Beneficial Owner(1)	Number	Percent
SAIF(2)	11,836,570	31.48%
Tiger Global(3)	7,184,866	19.11%
T. Rowe Price Associates, Inc.(4)	3,741,688	9.95%
Travogue(5)	3,000,000	7.98%
Wasatch Advisors, Inc.(6)	2,869,034	7.63%

Notes:

(1)	This table does not include Helion Venture Partners, LLC, or Helion, as it has informed us that it holds 1,136,348 of our shares, or 3.02%, as of March 31, 2013. According to Amendment No. 1 to a report on Schedule 13G filed with the SEC on February 6, 2012 by Helion, it owned 2,160,239 of our shares as of December 31, 2011, which would be 5.75% of our shares as of March 31, 2013.
(2)	Information is based on Amendment No. 1 to a report on Schedule 13G jointly filed with the SEC on February 6, 2012 by SB Asia Investment Fund II L.P., SAIF GP L.P., SAIF Partners II L.P. and SAIF II GP Capital Ltd. Mr. Andrew Y. Yan is the sole director and shareholder of SAIF II GP Capital Ltd., the sole general partner of SAIF Partners II L.P., which is the sole general partner of SAIF II GP L.P., which is in turn the sole general partner of SAIF, our shareholder. In our initial public offering on August 17, 2010, SAIF sold 709,710 ordinary shares, reducing its ownership percentage from 51.32% to 42.47%. In our follow-on public offering on June 2, 2011 (including the exercise of the over-allotment option on June 29, 2011), SAIF sold a total of 2,791,490 ordinary shares, reducing its ownership percentage from 41.68% to 32.12%.
(3)	Information is based on Amendment No. 3 to a report on Schedule 13G jointly filed with the SEC on January 11, 2012 by Tiger Global Private Investment Partners IV, L.P., Tiger Global PIP Performance IV, L.P., Tiger Global PIP Management IV, Ltd., Tiger Global Private Investment Partners V, L.P., Tiger Global PIP Performance V, L.P., Tiger Global PIP Management V, Ltd., Tiger Global, L.P., Tiger Global II, L.P. Tiger Global Master Fund, L.P., Tiger Global, Ltd., Tiger Global Investments, L.P., Tiger Global Performance, LLC and Tiger Global Management, LLC, collectively referred to as Tiger Global, and Mr. Charles P. Coleman III. Mr. Charles P. Coleman III controls the ultimate general partner of Tiger Global and is deemed to beneficially own all the shares held by Tiger Global. Following our initial public offering on August 17, 2010, Tiger Global purchased 500,000 ordinary shares on the open market, however its ownership percentage decreased from 12.14% to 11.99%. Following our follow-on offering on June 2, 2011, Tiger Global purchased 1,650,000 ordinary shares on the open market, increasing its ownership percentage from 11.77% to 15.79%. Tiger Global has since increased its ownership percentage to 19.34%.
(4)	Information based on Amendment No. 2 to a report on Schedule 13G jointly filed with the SEC on February 7, 2013 by T. Rowe Price Associates, Inc. and T. Rowe Price New Horizons Fund, Inc.

(5)	Information based on a report on Schedule 13G jointly filed with the SEC on February 14, 2011 by Travogue and Mr. Deep Kalra. Travogue is a company controlled by Mr. Deep Kalra. Mr. Deep Kalra holds 78.4% of the equity shares of Travogue. Accordingly, Mr. Kalra’s beneficial ownership of our ordinary shares includes 507,528 ordinary shares held by him directly and 3,000,000 ordinary shares held indirectly through Travogue. Mr. Keyur Joshi has a 12.8% equity interest in Travogue.
(6)	Information based on Amendment No. 1 to a report on Schedule 13G filed with the SEC on February 21, 2013 by Wasatch Advisors, Inc.

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

As of March 31, 2013, there were approximately 24 holders of our ordinary shares, including us, of which five have registered addresses in the United States. Since certain of these ordinary shares were held by brokers or other nominees, the number of record holders in the US may not be representative of the number of beneficial holders or where the beneficial holders are resident. Each of our equity shares is entitled to one vote on all matters that require a vote of shareholders, and none of our shareholders has any contractual or other special voting rights.

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

Transactions with Chandra Capital

In fiscal year 2013, we earned revenue of $63,110 from Chandra Capital, an investment company owned by Mr. Ravi Adusumalli, primarily from the sales of air tickets to it. Mr. Adusumalli is a director on our board of directors as a nominee of SAIF, one of our shareholders that owned 31.48% of our shares as of March 31, 2013. These transactions were carried out in the ordinary course of our business and on an arm’s length basis.

Transactions with PhoCusWright

From time to time, we purchase independent market reports on the travel and travel-related industry from PhoCusWright, a company founded by Mr. Philip C. Wolf, one of our directors. On December 31, 2012, Mr. Wolf resigned as non-executive chairman of PhoCusWright. The amounts paid by us to PhoCusWright was $42,116 in fiscal year 2013.

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

Legal Proceedings

Except as described below, there are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened, of which we are aware) which we believe could reasonably be expected to have a material adverse effect on our results of operations or financial position.

Tax Proceedings

In November 2008, we received a show cause notice from the Indian income tax authorities and a demand for an additional payment of approximately Rs. 8.1 million (approximately $0.1 million) (exclusive of any applicable penalties) due to a reassessment of our taxable income in India for the assessment year 2005-2006, on the grounds of an increase proposed by the transfer pricing officer to adjust our international transactions to an arm’s length price and the disallowance of website development expenses as capital expenditure incurred during the year. In January 2009, we filed our objections to both the show cause notice and the demand for the additional payment with the Commissioner of Income Tax (Appeals). The demand for the additional payment was quashed by the income tax authorities in February 2009 after adjustment of brought forward losses. Our appeal against the show cause notice in connection with the transfer pricing matter was decided in our favor in February 2011. We also received partial relief from the disallowance of website development expenses as capital expenditure incurred. In May 2011, we filed our objections with the Income Tax Appellate Tribunal authorities, and a hearing is currently scheduled for June 13, 2013.

Further, in December 2009, we received a draft assessment order from the Indian income tax authorities for the assessment year 2006-2007, advising us of an upward revision in our declared income for the year due to an increase of approximately Rs. 8 million (approximately $0.1 million) proposed by the transfer pricing officer to adjust our international transactions to an arm’s length price, and a further increase of approximately Rs. 3.7 million (approximately $0.1 million) on account of the proposed disallowance of website development expenses as capital expenditure incurred during the year. In January 2010, we filed our objections with the Dispute Resolution Panel. These increases in our declared income were upheld by the Dispute Resolution Panel in September 2010. Further, in October 2010 we received an assessment order from the Indian income tax authorities initiating penalty proceedings against us under the Income Tax Act, 1961. In December 2010, we filed our further objections with the Income Tax Appellate Tribunal authorities, and a hearing is currently scheduled for June 13, 2013.

During the year ended March 31, 2009, a general industry wide inquiry was initiated by the Mumbai Zonal Unit of Directorate General of Excise Intelligence & Customs, an excise and customs tax regulatory authority in India, on various travel agencies in India with regard to compliance with service tax rules and regulations by travel companies in India. Pursuant to an audit conducted by the service tax authorities, we received a notice in October 2010 with a demand of service tax on certain matters, some of which relate to the travel industry in India and involve complex interpretation of law. While we believe that we have a strong case in our favor and we filed our response to this notice in March 2011, there can be no assurance that the Indian tax authorities will not take a different view. The matter is currently pending for disposal before the service tax authorities.

In October 2010, we received a preliminary assessment order from the transfer pricing officer covering the assessment year 2007-2008. The assessing officer issued an assessment order in January 2011 relating to this matter. Pursuant to these orders, the Indian income tax authorities advised us of an upward adjustment of our income of approximately Rs. 333 million (approximately $5.9 million) in order to reflect their assessment of the arm’s length price our international transactions and an addition of Rs. 26 million (approximately $0.5 million) due to the disallowance of website development expenses as capital expenditure incurred during the year. However, we received no demand for any additional tax payments because our carried forward losses exceeded taxable income. We filed our appeal with the Commissioner of Income Tax (Appeals) in March 2011. Our appeal against the assessment order in connection with the transfer pricing matter was decided in our favor in February 2013. We also received partial relief from the disallowance of website development expenses as capital expenditure incurred.

In October 2011, we received a preliminary assessment order from the transfer pricing officer covering the assessment year 2008-2009. The assessing officer issued an assessment order in February 2012 advising us of an upward adjustment of our income of approximately Rs. 550 million (approximately $9.7 million) in order to reflect their assessment of the arm’s length price of our international transactions. Additional upward adjustments were made of approximately Rs. 66 million (approximately $1.2 million) due to the disallowance of website development expenses as capital expenditure incurred during the year and of approximately Rs. 120 million (approximately $2.1 million) due to the non-deduction of tax deducted at source on payment gateway charges. At issue was the amount of withholding taxes we are required to pay in connection with our payments to banks for use of their payment gateway facilities. We also received a demand for additional tax payments amounting to approximately Rs. 43 million (approximately $0.8 million) but this demand was dismissed by the income tax authorities in March 2012 following the adjustment of brought forward losses. In March 2012, we filed our objections with the Commissioner of Income Tax (Appeals).

In October 2011, we received a notice for fiscal year 2011 from service tax authorities with a demand regarding certain matters, some of which relate to the travel industry in India and involve complex interpretation of law. While we believe that we have a strong case in our favor and we have filed our response to this notice in January 2012, there can be no assurance that the Indian tax authorities will not take a different view. The matter is currently pending for disposal before the service tax authorities.

In September 2012, we received notices from service tax authorities for fiscal years 2008 to 2011 with a demand regarding certain matters, some of which relate to the travel industry in India and involve complex interpretation of law. While we believe that we have a strong case in our favor and we have filed our response to this notice in February 2013, there can be no assurance that the Indian tax authorities will not take a different view.

In October and November 2012, we received a notice for fiscal year 2012 from service tax authorities with a demand regarding certain matters, some of which relate to the travel industry in India and involve complex interpretation of law. While we believe that we have a strong case in our favor and we have filed our response to this notice in February 2013, there can be no assurance that the Indian tax authorities will not take a different view.

In January 2013, we received a preliminary assessment order from the transfer pricing officer covering the assessment year 2009-2010. The assessing officer issued an assessment order in May 2013 advising us of an upward adjustment of our income of approximately Rs. 333 million (approximately $5.9 million) in order to reflect an assessment of the arm’s length price of our international transactions. Additional upward adjustments were made of approximately Rs. 125 million (approximately $2.2 million) due to the non-deduction of tax deducted at source on payment gateway charges and Rs. 333 million (approximately $5.9 million) due to non-deduction of tax deducted at source on reimbursement of cost of air tickets to MMT USA. The assessing officer also made upward adjustments of approximately Rs. 7.5 million (approximately $0.1 million) due to disallowance of access depreciation on computer peripherals and software licenses, approximately Rs. 17.6 million (approximately $0.3 million) due to the disallowance of website development expenses as capital expenditure incurred during the year and Rs. 154 million (approximately $2.7 million) on account of amounts received from business associates treated as deferred revenue. We also received a demand for additional tax payments amounting to approximately Rs. 276 million (approximately $4.9 million) in connection with the above. On May 30, 2013, we filed our objections with the Commissioner of Income Tax (Appeals).

Other Proceedings

On June 2, 2009, we received a notification of complaint filed by Tata Sons Limited, or Tata, from the World Intellectual Property Organization, or WIPO, Arbitration and Mediation Center under the Uniform Domain Name Dispute Resolution Policy. Tata alleged that our use of the word “tata” in the domain name for our Indian online travel community website, “www.oktatabyebye.com,” derived benefit from the goodwill of the “Tata” name. On August 11, 2009, WIPO ordered that our domain name be transferred to Tata. The order can be contested in a court of appropriate jurisdiction and we have accordingly appealed against the order at the High Court of Delhi and the United States District Court in the Western District of Washington. In furtherance of our appeal in India, we and Tata have agreed to stay all proceedings in the United States until the Indian proceedings are resolved or terminated, and that in the event of resolution in the Indian proceedings, the parties will cooperate with one another and perform any acts reasonably necessary to comply with the Indian court’s ruling. The parties have since mutually agreed to withdraw the case filed in the United States. The next hearing is scheduled for July 26, 2013 in the Delhi High Court.

In August 2010, we were informed that one of our competitors may have filed a criminal complaint in India against us likely alleging the misuse of domain names similar to the name of such competitor’s website. The police authorities are investigating the matters in such complaint, which was filed by our competitor, Ezeego1, and we are cooperating with the authorities and have responded to questions in respect of such pending investigation. However, we have not received any notice of claim or summons either from any Indian court or such competitor and we believe that such complaint is without merit or basis. We have separately filed a criminal complaint for defamation against Ezeego1 and certain other parties in the court of the Sessions Judge, Patiala House, New Delhi in respect of statements relating to proceedings purported to be pending against us, and the accused have been summoned to appear at a court hearing scheduled for August 23, 2013.

We filed criminal complaints during fiscal year 2013 to recover monies related to the dishonoring of cheques in the amount of Rs. 40 million ($0.7 million) provided to us by Hotel Pine Spring, one of our hotels and packages vendors in Srinagar, India. These cheques were provided as security for deposits made by us under our agreements signed with the hotel in fiscal years 2011 and 2012 in order to assure available room inventory at pre-agreed rates. We deposit the cheques when the agreements were not complied with by the hotel, including by not providing a bank guarantee. The next hearings on the separate complaints are scheduled to be held on June 26, 2013 and September 2, 2013.

B. Significant Changes

There has been no significant subsequent event following the close of the last financial year up to the date of this annual report that are known to us and require disclosure in this annual report for which disclosure was not made in this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our outstanding ordinary shares are currently listed and traded on the Nasdaq Global Market under the symbol “MMYT.”

The following table shows the reported high and low trading prices quoted in US dollars for our ordinary shares on the Nasdaq Global Market.

	Nasdaq Global Market Price Per Ordinary Share
Period	High	Low
Fiscal Year
2011(1)	$42.88	$20.75
2012	$34.22	$16.06
2013	$23.63	$10.77
Fiscal Quarter
2011
2nd Quarter(1)	$42.88	$20.75
3rd Quarter	$40.80	$23.81
4th Quarter	$32.41	$24.03
2012
1st Quarter	$34.22	$21.37
2nd Quarter	$26.25	$16.06
3rd Quarter	$33.90	$21.01
4th Quarter	$24.93	$20.36
2013
1st Quarter	$23.63	$12.26
2nd Quarter	$18.50	$13.38
3rd Quarter	$17.74	$10.77
4th Quarter	$16.16	$12.67
Month
2012
December	$14.26	$12.01
2013
January	$15.64	$12.67
February	$16.16	$13.36
March	$14.64	$12.98
April	$14.11	$12.50
May	$13.44	$12.50
June(2)	$13.27	$12.70

Notes:

(1)	From August 17, 2010 following completion of our initial public offering on the Nasdaq Global Market.
(2)	Until June 6, 2013.

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

As of March 31, 2013, our stated capital was $155,077,803.41, comprising 37,602,158 ordinary shares with a par value of $0.0005 each.

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

Voting Rights

Subject to any rights or restrictions as to voting for the time being attached to any class of shares and our Constitution, each holder of our ordinary shares who is present in person or by proxy at a meeting of shareholders shall have one vote on a show of hands and on a poll, each holder of our ordinary shares who is present in person or by proxy shall have one vote for every ordinary share which he holds or represents. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by: (1) the chairman of such meeting, (2) not less than five shareholders having the right to vote at the meeting, (3) a shareholder or shareholders representing not less than 10% of the total voting rights of all shareholders having the right to vote at the meeting, or (4) by a shareholder or shareholders holding shares in the company that confer a right to vote at the meeting and on which the aggregate amount paid up is not less than 10% of the total amount paid up on all shares that confer that right.

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

Section 149 of the Mauritius Companies Act provides that a transaction entered into by a company in which a director of the company is interested may be avoided by the company at any time before the expiration of six months after the transaction is disclosed to all the shareholders (whether by means of the company’s annual report or otherwise). However, a transaction shall not be avoided where the company receives fair value under it, and where a transaction is entered into by the company in the ordinary course of its business and on usual terms and conditions, the company shall be presumed to have received a fair value under the transaction. Under the Mauritius Companies Act, the avoidance of a transaction under Section 149 of the Mauritius Companies Act will not affect the title or interest of a person in or to property which that person has acquired where the property was acquired (a) from a person other than the company, (b) for valuable consideration, and (c) without knowledge of the circumstances of the transaction under which the person referred to in paragraph (a) acquired the property from the company.

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

C. Material Contracts

Described herein.

D. Exchange Controls

India

India regulates ownership of Indian companies by foreigners. Foreign investment in securities issued by Indian companies and exchange controls are generally regulated by the Foreign Exchange Management Act, 1999, as amended, and the regulations framed thereunder or the FEMA. Transfers of any security of an Indian company from foreigners to Indian residents and vice versa are required to be in accordance with FEMA or as permitted by the Reserve Bank of India. These regulations and restrictions may apply to acquisitions by us or our affiliates, including MMT India and affiliates which are not resident in India, of shares in Indian companies or the provision of funding by us or any other entity to Indian companies within our group. For example, under its consolidated foreign direct investment policy, the Government of India has set out additional requirements for foreign investments in India, including requirements with respect to downstream investments by Indian companies owned or controlled by foreign entities, and the transfer of ownership or control of Indian companies in sectors with caps on foreign investment from resident Indian persons or entities to foreigners. These requirements currently include restrictions on valuations and sources of funding for such investments and may include prior approval from the Foreign Investment Promotion Board.

Our ability to pay dividends to our shareholders will depend on, among other things, the availability of dividends from MMT India. As of the date of this annual report, MMT India has not paid any cash dividends on its equity shares. Dividends other than in cash are not permitted under Indian law. The declaration and payment of any dividends in the future will be recommended by the board of directors of MMT India and approved by the shareholders of MMT India at their discretion and would depend on a number of factors, including its financial condition, results of operations, capital requirements and surplus, contractual obligations, applicable Indian legal restrictions, the provisions of its articles of association, the terms of its credit facilities and other financing arrangements at the time a dividend is considered and other factors considered relevant by the board of directors. MMT India may also from time to time pay interim dividends. MMT India is liable to pay dividend distribution tax in India at the rate of 15.0%, plus applicable cess and surcharge, on any dividends paid by it.

Under Indian law, a company declares dividends upon a recommendation by its board of directors and approval by a majority of the shareholders at the annual general meeting of shareholders held within six months of the end of each fiscal year. However, while final dividends can be paid out by a company only after such dividends have been recommended by the board of directors and approved by shareholders, interim dividends can be paid out with only a recommendation by the board of directors. The shareholders have the right to decrease but not to increase any dividend amount recommended by the board of directors. Under Indian law, shares of a company belonging to the same class must receive equal dividend treatment.

Under Indian law, a company is permitted to declare or pay dividends in any year from profits for that year only if it transfers a specified percentage of profits for that year to the reserves of the company as prescribed by the Companies Act, 1956, as amended, or the Companies Act, and applicable rules thereunder.

If profits for a particular year are insufficient to declare dividends (including interim dividends), the dividends for that year may be declared and paid out from accumulated profits if the following conditions are fulfilled:

•

the rate of dividend to be declared shall not exceed the average of the rates at which dividends were declared in the five years immediately preceding that year or 10.0% of the company’s paid-up share capital, whichever is less;

•

the total amount to be drawn from the accumulated profits earned in previous years and transferred to the reserves shall not exceed an amount equal to one-tenth of the sum of the company’s paid-up share capital and net reserves, and the amount so drawn shall first be utilized to set off the losses incurred in the financial year before any dividend in respect of preference or equity shares is declared; and

•	the balance of the reserves after such withdrawal shall not fall below 15.0% of the company’s paid-up share capital.

Exchange Rates

Our consolidated financial statements and other financial data included in this annual report are presented in US dollars. Our business and operations are primarily conducted in India through our Indian subsidiary, MMT India. The functional currency of MMT India is Indian Rupees and its revenues and expenses are denominated in that currency. We report our consolidated financial results in US dollars. The conversion of Indian Rupees into US dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of Indian Rupees as certified for customs purposes by the Federal Reserve Bank of New York. For your convenience, unless otherwise noted, all translations from Indian Rupees to US dollars and from US dollars to Indian Rupees in this annual report were made at a rate of Rs. 56.50 per $1.00, the noon buying rate in effect as of May 31, 2013. We make no representation that any Indian Rupee or US dollar amounts referred to in this annual report could have been or could be converted into US dollars or Indian Rupees, as the case may be, at any particular rate or at all. The effects of foreign currency translation adjustments are included as a component of other comprehensive income in our shareholders’ equity.

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

	Indian Rupees per US Dollar Noon Buying Rate
Period	Period End	Average(1)	Low	High
Year
2009	46.40	48.22	46.00	51.96
2010	44.80	45.58	43.90	47.49
2011	53.01	46.86	44.00	53.71
2012	54.86	53.41	48.65	57.13
Month
December 2012	54.86	54.65	54.23	55.06
January 2013	53.32	54.23	53.21	55.20
February 2013	54.37	53.81	52.99	54.47
March 2013	54.52	54.42	54.06	54.92
April 2013	53.68	54.32	53.68	54.91
May 2013	56.50	54.98	53.65	56.50

Note:

(1)	Averages for a period other than one month are calculated by using the average of the noon buying rate at the end of each month during the period. Monthly averages are calculated by using the average of the daily noon buying rates during the relevant month.

Source: Federal Reserve Statistical Release.

E. Taxation

Mauritius Taxation

Our company holds a valid Category 1 Global Business Licence issued by the Financial Services Commission in Mauritius and is tax resident in Mauritius. In May 2013, we applied to the Mauritius Revenue Authority for a specific Tax Residence Certificate for India and a general Tax Residence Certificate for all other jurisdictions as per the guidelines prescribed by the Mauritius Revenue Authority. These certificates are required for the avoidance of double taxation under the Agreements for the Avoidance of Double Taxation signed between Mauritius and other jurisdictions, including India.

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

With respect to certain non-corporate US Holders, including individual US Holders, dividends will be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (1) our ordinary shares are readily tradable on an established securities market in the United States, (2) we are neither a PFIC nor treated as such with respect to you for the taxable year in which the dividend is paid and the preceding taxable year and (3) certain holding period requirements are met. Under US Internal Revenue Service authority, common or ordinary shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Global Market, as our ordinary shares are. You should consult your tax advisors regarding the availability of the lower tax rate applicable to qualified dividend income for any dividends we pay with respect to our ordinary shares, as well as the effect of any change in applicable law after the date of this annual report.

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

Passive Foreign Investment Company

Based on, among other things, the current and anticipated valuation of our assets and composition of our income and assets, we do not believe we were a PFIC for US federal income tax purposes for our taxable year ending March 31, 2013. However, the application of the PFIC rules is subject to uncertainty in several respects. In addition, a separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in greater than de minimus quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable US Treasury regulations. Our ordinary shares are listed on the Nasdaq Global Market, which is a qualified exchange or other market for these purposes. Consequently, if the ordinary shares are regularly traded and you are a holder of the ordinary shares, we expect that the mark-to-market election would be available to you if we were to become a PFIC. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a US Holder may continue to be subject to the PFIC rules described above regarding excess distributions and recognized gains with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for US federal income tax purposes. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

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

Additional Reporting Requirements

U.S. individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 are generally required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties, and (iii) interests in foreign entities. Our ordinary shares may be subject to these rules. US Holders that are individuals should consult their tax advisers regarding the application of this requirement to their ownership of the our shares.

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

Credit Risk. Financial instruments that potentially subject us to concentrations of credit risk consist principally of term deposits, cash equivalents, and trade and other receivables. By their nature, all such financial instruments involve risks, including the credit risk of non-performance by counterparties. Our cash equivalents, bank balances and term deposits are placed with banks with high investment grade credit ratings, and our term deposits may be withdrawn at any time prior to maturity except that this would result in a lower interest rate. Trade and other receivables are typically unsecured and arise mainly from commissions and incentive payments owing to us from our airline suppliers, receivables from our hotel suppliers which represent amounts owing to us from deposits we place with such hotels, and receivables from our corporate and retail customers to whom we typically extend credit periods. We review the credit worthiness of our clients to which we have granted credit terms in the normal course of the business. We believe there is no significant risk of loss in the event of non-performance of the counterparties to these financial instruments, other than the amounts already provided for in our financial statements. See note 34 to our audited consolidated financial statements for additional information relating to our exposure to credit risk.

Foreign Exchange Risk. We are exposed to movements in currency exchange rates, primarily those related to the US dollar and the Indian Rupee. As the functional currency of MMT India, our key operating subsidiary, is the Indian Rupee, our exposure to foreign currency risk primarily arises in respect of our non-Indian Rupee-denominated trade and other receivables, trade and other payables and cash and cash equivalents, which were $9.6 million, $26.7 million and $2.2 million, respectively, as of March 31, 2013, and $5.1 million, $17.1 million and $3.6 million, respectively, as of March 31, 2012. Based on our operations in fiscal year 2013, a 10.0% appreciation of the US dollar against the Indian Rupee as of March 31, 2013, assuming all other variables remained constant, would have increased our loss for the year by $1.4 million. Similarly, a 10.0% depreciation of the US dollar against the Indian Rupee as of March 31, 2013, assuming all other variables remained constant, would have decreased our loss for the year by $1.4 million. Based on our operations in fiscal year 2012, a 10.0% appreciation of the US dollar against the Indian Rupee as of March 31, 2012, assuming all other variables remained constant, would have decreased our profit for the year by $0.8 million. Similarly, a 10.0% depreciation of the US dollar against the Indian Rupee as of March 31, 2012, assuming all other variables remained constant, would have increased our profit for the year by $0.8 million.

We are also exposed to movements between the US dollar and the Indian Rupee in our operations, as approximately 4.4% and 3.9% of our revenue for fiscal years 2012 and 2013, respectively, was generated by MMT India from its air ticketing business and received in US dollars although our expenses are generally incurred in Indian Rupees. We currently do not have any hedging agreements or similar arrangements with any counter-party to cover our exposure to any fluctuations in foreign exchange rates. While we do incorporate margins in our pricing to cover any adverse fluctuations in foreign exchange rates, there can be no assurance that such margins will adequately protect us from adverse fluctuations in foreign exchange rates and hence our earnings remain susceptible to foreign exchange rate fluctuations. However as this risk associated with currency exchange is largely confined to our non-Indian Rupee revenue, we believe our exposure is minimal and immaterial.

Interest Rate Risk. Our exposure to interest rate risk for changes in interest rates relates primarily to our term deposits and bank overdrafts. As of March 31, 2013, we had fixed rate financial instruments consisting of $55.4 million of term deposits and $0.9 million of variable rate financial instruments, consisting of our bank overdrafts. As of March 31, 2012, we had fixed rate financial instruments consisting of $66.3 million of term deposits. We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. Our future interest income and financing cost may fluctuate in line with changes in interest rates. As of March 31, 2013, we had $0.9 million outstanding on account of fixed rate financial instruments. A sensitivity analysis shows that an increase of 100 basis points in interest rates as of March 31, 2013 would have increased loss or decrease profit by $0.1 million and would not have had any impact on our equity. Similarly, a decrease of 100 basis points in interest rates as of March 31, 2013 would have decreased loss or increased profit by $0.1 million and would not have had any impact on our equity. Based on our consolidated balance sheet as of March 31, 2012, a sensitivity analysis shows that any increase in interest rates as of March 31, 2012 would not have affected our profit or loss and would not have had any impact on our equity.

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

Based on the foregoing, our group chief executive officer and our group chief financial and operating officer have concluded that, as of March 31, 2013, our disclosure controls and procedures were effective.

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

Our management, with the participation of our group chief executive officer and our group chief financial and operating officer, assessed the effectiveness of our internal control over financial reporting as of March 31, 2013. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation, our management has concluded that our internal control over financial reporting was effective as of March 31, 2013.

We acquired the Hotel Travel Group and the ITC Group in November 2012, and in making the assessment of effectiveness of the Company’s internal control over financial reporting as of March 31, 2013, we excluded the Hotel Travel Group’s and the ITC Group’s internal control over financial reporting associated with total assets of $35,825,105 (of which $23,685,262 represents goodwill and intangibles included within the scope of the assessment) and total revenues of $6,207,024, respectively, included in our consolidated financial statements as of and for the year ended March 31, 2013.

Our independent registered public accounting firm, KPMG, has audited the consolidated financial statements included in this annual report on Form 20-F, and as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of March 31, 2013.

C. Attestation Report of the Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

MakeMyTrip Limited:

We have audited MakeMyTrip Limited and subsidiaries’ (“the Company”) internal control over financial reporting as of March 31, 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Company acquired Hotel Travel Group and International Trade Centre Group during the year ended March 31, 2013, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of March 31, 2013, Hotel Travel Group’s and International Trade Centre Group’s internal control over financial reporting associated with total assets of $35,825,105 (of which $23,685,262 represents goodwill and intangibles included within the scope of the assessment) and total revenues of $6,207,024 included in the consolidated financial statements of the Company as of and for the year ended March 31, 2013. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Hotel Travel Group and International Trade Centre Group.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Company as of March 31, 2013 and 2012, and the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for each of the years in the three-year period ended March 31, 2013, and our report dated June 12, 2013 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Gurgaon, India

June 12, 2013

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

In making its assessment of the changes in internal control over financial reporting during the period covered by this Annual Report, our management excluded an evaluation of the internal control over financial reporting of the Hotel Travel Group and the ITC Group, acquired during the year ended March 31, 2013. See Note 8 to the Consolidated Financial Statements for a discussion of the acquisitions.

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

We have adopted a written code of business conduct and ethics that provides that our directors and officers are expected to avoid any action, position or interest that conflicts with the interests of our company or gives the appearance of a conflict. Directors and officers have an obligation under our code of business conduct and ethics to advance our company’s interests when the opportunity to do so arises. The full text of our code of business conduct and ethics is available on our website, at http://investors.makemytrip.com/governance.cfm.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our financial statements prepared in accordance with IFRS are audited by KPMG, a firm registered with the Public Company Accounting Oversight Board in the United States.

KPMG has served as our independent registered public accountant for each of the years ended March 31, 2011, March 31, 2012 and March 31, 2013 for which audited statements appear in this annual report.

The following table shows the aggregate fees for professional services and other services rendered by KPMG and the various member firms of KPMG to us, including some of our subsidiaries, in fiscal years 2011, 2012 and 2013.

	Fiscal
	2011	2012	2013
Audit fees (audit and review of financial statements and offerings)	$561,219	$326,979	$192,921
Tax fees (other certifications and tax advisory services)	76,568	80,633	105,639
All other fees (advisory services)	56,598	2,705	2,389

Total	$694,385	$410,317	$300,949

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

The following table provides information about purchases by us during fiscal year 2013 of our outstanding ordinary shares, par value $0.0005 per share:

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share(2)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(1)
11/01/12 – 11/30/12	—	—	—	$25,000,000
12/01/12 – 12/31/12	40,142	$12.63	40,142	$24,492,145
01/01/13 – 01/31/13	—	—	—	$24,492,145
02/01/12 – 02/28/13	—	—	—	$24,492,145
03/01/13 – 03/31/13	—	—	—	$24,492,145

Notes:

(1)	On November 6, 2012, our board of directors authorized us to purchase our outstanding ordinary shares, par value $0.0005 per share. The authorization permits us to purchase our ordinary shares on the open market, in privately negotiated transactions or otherwise in an aggregate amount of up to $25 million. In fiscal year 2013, we repurchased 40,142 ordinary shares at an average price of approximately $12.63 per share (excluding broker and transaction fees). As of March 31, 2013, we had remaining authority to repurchase up to approximately $24.5 million of our outstanding ordinary shares.
(2)	The average price paid per share excludes broker and transaction fees.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable

ITEM 16G.	CORPORATE GOVERNANCE

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

In accordance with Rule 5250(d)(1) under Nasdaq Marketplace Rules, we will post this annual report on Form 20-F on our company website at http://investors.makemytrip.com. In addition, we will provide hard copies of our annual report free of charge to shareholders upon request.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable

PART III

ITEM 17.	FINANCIAL STATEMENTS

See “Item 18. Financial Statements” for a list of the financial statements filed as part of this annual report.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report, together with the report of the independent registered public accounting firms:

•	Report of Independent Registered Public Accounting Firm.

•	Consolidated Statements of Financial Position as of March 31, 2012 and 2013.

•	Consolidated Statements of Comprehensive Income (Loss) for the years ended March 31, 2011, 2012 and 2013.

•	Consolidated Statements of Changes in Equity for the years ended March 31, 2011, 2012 and 2013.

•	Consolidated Statements of Cash Flows for the years ended March 31, 2011, 2012 and 2013.

•	Notes to the Consolidated Financial Statements.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this annual report:

1.1	Constitution of MakeMyTrip Limited (Incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

2.1	Form of ordinary share certificate (Incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.1	Amended and Restated MakeMyTrip.com 2001 Equity Option Plan (Incorporated by reference to Exhibit 10.1.1 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.2	MakeMyTrip 2010 Share Incentive Plan (Incorporated by reference to Exhibit 10.1.2 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.3	Fourth Amended and Restated Shareholders Agreement dated July 16, 2010 by and among the shareholders named therein and our company (Incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.4**#	Global Agreement executed February 14, 2013 (effective as of April 1, 2012) by and between MMT India and Amadeus IT Group, S.A.

4.5	Passenger Sales Agency Agreement dated August 30, 2002 by and between MMT India and each IATA member, represented by the Director General of IATA (Incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.6	Business Process Outsourcing Services Agreement dated March 5, 2008 by and between MMT India and IBM (Incorporated by reference to Exhibit 10.6.1 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.7	Statement of Work dated March 5, 2008 by and between MMT India and IBM, or the IBM Statement of Work (Incorporated by reference to Exhibit 10.6.2 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.8	First Amendment to the IBM Statement of Work dated July 16, 2008 (effective as of March 5, 2008), by and between MMT India and IBM (Incorporated by reference to Exhibit 10.6.3 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.9	Second Amendment to the IBM Statement of Work dated July 28, 2009 (effective as of May 1, 2009), by and between MMT India and IBM (Incorporated by reference to Exhibit 10.6.4 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.10	Amendment Number 3 to the Business Process Outsourcing Services Agreement dated November 4, 2009 (effective as of June 1, 2009) by and between MMT India and IBM (Incorporated by reference to Exhibit 10.6.5 to the Registration Statement on Form F-1 (File No. 333-172572) as filed with the SEC on March 2, 2011).

4.11	Fourth Amendment to the Business Process Outsourcing Services Agreement dated December 9, 2010 (effective as of April 1, 2010) by and between MMT India and IBM (Incorporated by reference to Exhibit 10.6.6 to the Registration Statement on Form F-1 (File No. 333-172572) as filed with the SEC on March 2, 2011).

4.12	Fifth Amendment to the Business Process Outsourcing Services Agreement dated December 10, 2010 (effective as of July 15, 2010) by and between MMT India and IBM (Incorporated by reference to Exhibit 10.6.7 to the Registration Statement on Form F-1 (File No. 333-172572) as filed with the SEC on March 2, 2011).

4.13	Sixth Amendment to the Master Services Agreement and Statement of Work dated December 18, 2010 (effective as of December 1, 2010) by and between MMT India and IBM (Incorporated by reference to Exhibit 10.6.8 to the Registration Statement on Form F-1 (File No. 333-172572) as filed with the SEC on March 2, 2011).

4.14	Seventh Amendment to Master Services Agreement and Statement of Work dated April 7, 2011 by and between MMT India and IBM (Incorporated by reference to Exhibit 10.6.9 to the Registration Statement on Form F-1 (File No. 333-172572) as filed with the SEC on May 13, 2011).

4.15	Eighth Amendment to the Master Services Agreement and Statement of Work dated October 27, 2011 (effective as of August 1, 2011) by and between MMT India and IBM (Incorporated by reference to Exhibit 4.18 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 25, 2012).

4.16	Ninth Amendment to the Master Services Agreement and Statement of Work dated December 29, 2011 (effective as of January 1, 2012) by and between MMT India and IBM (Incorporated by reference to Exhibit 4.19 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 25, 2012).

4.17	Statement of Work dated December 29, 2011 (effective as of January 1, 2012) by and between MMT India and IBM (Incorporated by reference to Exhibit 4.20 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 25, 2012).

4.18**	Amendment No. 10 to the Master Service Agreement and Statement of Work dated July 4, 2012 by and between MMT India and IBM.

4.19**#	Amendment No. 11 to the Business Process Outsourcing Services Agreement dated November 1, 2012 by and between MMT India and IBM.

4.20	Master Services Agreement dated July 6, 2009 by and between MMT India and RightNow Technologies, Inc (Incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.21	Sanction Letter for Working Capital Facilities dated September 7, 2009 by and between MMT India and HDFC Bank (including letter of amendment) (Incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.22	Sanction Letter for Working Capital Facilities dated January 6, 2011 by and between MMT India and HDFC Bank (Incorporated by reference to Exhibit 10.10.2 to the Registration Statement on Form F-1 (File No. 333-172572) as filed with the SEC on March 2, 2011).

4.23**	Sanction Letter for Credit Facilities dated December 17, 2012 by and between MMT India and Yes Bank Limited.

4.24**	Supplemental Master Facility Agreement dated February 7, 2013 by and between MMT India and Yes Bank Limited.

4.25	Form of director and executive officer indemnification agreement (Incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

8.1**	List of significant subsidiaries of MakeMyTrip Limited.

12.1**	Certification by the Chief Executive Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2**	Certification by the Chief Financial Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1**	Consent of Independent Registered Public Accounting Firm.

**	Filed herewith
#	Confidential treatment requested

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: June 12, 2013

MAKEMYTRIP LIMITED

By:	/s/ Deep Kalra
Name:	Deep Kalra
Title:	Group Chairman and Group Chief Executive Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

MakeMyTrip Limited:

We have audited the accompanying consolidated statements of financial position of MakeMyTrip Limited and subsidiaries (“the Company”) as of March 31, 2013 and 2012, and the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for each of the years in the three-year period ended March 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2013, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 12, 2013 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG

Gurgaon, India

June 12, 2013

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at March 31
	Note	2012	2013
		(in USD)
Assets
Property, plant and equipment	17	7,064,373	9,203,826
Intangible assets	18	8,349,403	34,987,017
Trade and other receivables, net	20	807,159	820,951
Investment in equity-accounted investee	9	838,212	1,294,082
Other investments	10	4,416,543	4,958,994
Derivatives instruments		202,054	14,678
Term deposits	22	648,506	911,245
Other non-current assets	24	449,559	527,391
Deferred tax assets	19	8,892,842	—

Total non-current assets		31,668,651	52,718,184
Inventories		2,367,548	1,522,693
Derivatives instruments		—	188,973
Current tax assets		5,908,213	7,535,440
Trade and other receivables, net	20	20,575,261	25,290,442
Term deposits	22	43,676,624	47,203,717
Other current assets	23	21,792,776	23,659,215
Cash and cash equivalents	21	43,798,230	36,501,478
Assets held for sale	7	404,109	—

Total current assets		138,522,761	141,901,958

Total assets		170,191,412	194,620,142

Equity
Share capital	25	18,576	18,797
Share premium	25	150,144,112	153,742,563
Reserves		(428,937)	(494,988)
Accumulated deficit		(31,827,379)	(60,964,228)
Share based payment reserve	32	9,388,239	19,901,803
Foreign currency translation reserve	25	(8,578,442)	(10,904,046)

Total equity attributable to equity holders of the Company		118,716,169	101,299,901
Non-controlling interest		75,620	694,050

Total equity		118,791,789	101,993,951

Liabilities
Loans and borrowings	28	177,280	284,433
Employee benefits	31	681,135	1,010,293
Deferred tax liabilities	19	—	383,444
Other non-current liabilities	30	1,487,658	6,804,211

Total non-current liabilities		2,346,073	8,482,381
Bank overdraft	21	—	866,521
Loans and borrowings	28	82,083	135,459
Derivatives instruments		149,135	—
Trade and other payables	33	46,697,644	80,592,241
Deferred income		23,122	37,901
Other current liabilities	29	2,101,566	2,511,688

Total current liabilities		49,053,550	84,143,810

Total liabilities		51,399,623	92,626,191

Total equity and liabilities		170,191,412	194,620,142

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		For the Year Ended March 31,
	Note	2011	2012	2013
		(in USD)
Revenue
Air ticketing		47,622,719	76,190,303	60,888,851
Hotels and packages		74,557,976	116,701,137	164,129,318
Other revenue	11	2,540,692	3,707,818	3,803,776

Total revenue		124,721,387	196,599,258	228,821,945

Service cost
Procurement cost of hotel and packages services		63,650,910	98,474,788	136,537,143
Cost of air tickets coupon		—	9,939,556	4,119,631
Personnel expenses	12	14,399,040	26,520,745	34,520,455
Other operating expenses	13	40,698,895	54,868,655	67,953,977
Depreciation and amortization	14	1,910,637	2,790,154	3,752,743

Result from operating activities		4,061,905	4,005,360	(18,062,004)

Finance income	15	1,601,750	1,987,904	4,197,603
Finance costs	15	3,525,685	4,957,097	4,939,526

Net finance costs		(1,923,935)	(2,969,193)	(741,923)

Share of loss of equity-accounted investee	9	—	(65,957)	(186,130)

Profit (Loss) before tax		2,137,970	970,210	(18,990,057)
Income tax benefit (expense)	16	2,691,721	6,078,146	(8,599,023)

Profit (Loss) for the year		4,829,691	7,048,356	(27,589,080)

Other comprehensive income (loss)
Foreign currency translation differences on foreign operations	15	(301,952)	(7,421,044)	(2,309,906)
Net change in fair value of available-for-sale financial assets	15	—	(428,937)	459,047
Defined benefit plan actuarial gains (losses)		(73,356)	23,223	(125,748)
Income tax benefit (expense) on other comprehensive income (loss)	16	24,514	(7,535)	(13,800)

Other comprehensive income (loss) for the year, net of tax		(350,794)	(7,834,293)	(1,990,407)

Total comprehensive income (loss) for the year		4,478,897	(785,937)	(29,579,487)

Profit (Loss) attributable to:
Owners of the Company		4,827,471	7,183,935	(27,592,521)
Non-controlling interest		2,220	(135,579)	3,441

Profit (Loss) for the year		4,829,691	7,048,356	(27,589,080)

Total comprehensive income (loss) attributable to:
Owners of the Company		4,476,742	(633,645)	(29,583,133)
Non-controlling interest		2,155	(152,292)	3,646

Total comprehensive income (loss) for the year		4,478,897	(785,937)	(29,579,487)

Earnings (Loss) per share
Basic	27	0.17	0.20	(0.74)
Diluted	27	0.15	0.19	(0.74)

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

	Attributable to Equity Holders of the Company						Non- Controlling Interest	Total Equity (Deficit)
	Share Capital	Share Premium	Accumulated Deficit	Share Based Payment Reserve	Foreign Currency Translation Reserve	Total
	(In USD)
Balance as at April 1, 2010	8,767	11,356,522	(42,510,416)	7,061,910	(872,218)	(24,955,435)	4,390	(24,951,045)
Total comprehensive income (loss) for the year
Profit for the year	—	—	4,827,471	—	—	4,827,471	2,220	4,829,691

Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	(301,893)	(301,893)	(59)	(301,952)
Defined benefit plan actuarial gains (losses), net of tax	—	—	(48,836)	—	—	(48,836)	(6)	(48,842)

Total other comprehensive income (loss)	—	—	(48,836)	—	(301,893)	(350,729)	(65)	(350,794)

Total comprehensive income (loss) for the year	—	—	4,778,635	—	(301,893)	4,476,742	2,155	4,478,897

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	527,285	—	527,285	—	527,285
Issue of ordinary shares on exercise of share options	540	4,965,951	—	(3,648,035)	—	1,318,456	—	1,318,456
Transfer to accumulated deficit on expiry of share options	—	—	26,316	(26,316)	—	—	—	—
Convertible and redeemable preference shares converted to ordinary shares at initial public offering	6,162	41,179,783	—	—	—	41,185,945	—	41,185,945
Issue of ordinary shares through initial public offering, net of issuance costs	2,077	54,039,405	—	—	—	54,041,482	—	54,041,482

Total contributions by owners	8,779	100,185,139	26,316	(3,147,066)	—	97,073,168	—	97,073,168

Changes in ownership interests in subsidiaries
Acquisition on non-controlling interest	—	—	(318,595)	—	—	(318,595)	(6,545)	(325,140)

Total changes in ownership interest in subsidiaries	—	—	(318,595)	—	—	(318,595)	(6,545)	(325,140)

Total transactions with owners	8,779	100,185,139	(292,279)	(3,147,066)	—	96,754,573	(6,545)	96,748,028

Balance as at March 31, 2011	17,546	111,541,661	(38,024,060)	3,914,844	(1,174,111)	76,275,880	—	76,275,880

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY — (Continued)

	Attributable to Equity Holders of the Company
	Share Capital	Share Premium	Fair Value Reserves	Accumulated Deficit	Share Based Payment Reserve	Foreign Currency Translation Reserve	Total	Non- Controlling Interest	Total Equity
	(In USD)
Balance as at April 1, 2011	17,546	111,541,661	—	(38,024,060)	3,914,844	(1,174,111)	76,275,880	—	76,275,880
Total comprehensive income (loss) for the year
Profit (loss) for the year	—	—	—	7,183,935	—	—	7,183,935	(135,579)	7,048,356

Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	(7,404,331)	(7,404,331)	(16,713)	(7,421,044)
Net change in fair value of available-for-sale financial assets	—	—	(428,937)	—	—	—	(428,937)	—	(428,937)
Defined benefit plan actuarial gains, net of tax	—	—	—	15,688	—	—	15,688	—	15,688

Total other comprehensive income (loss)	—	—	(428,937)	15,688	—	(7,404,331)	(7,817,580)	(16,713)	(7,834,293)

Total comprehensive income (loss) for the year	—	—	(428,937)	7,199,623	—	(7,404,331)	(633,645)	(152,292)	(785,937)

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	6,951,549	—	6,951,549	—	6,951,549
Issue of ordinary shares on exercise of share options	257	2,326,010	—	—	(1,461,737)	—	864,530	—	864,530
Transfer to accumulated deficit on expiry of share options	—	—	—	16,417	(16,417)	—	—	—	—
Issue of ordinary shares through follow-on public offering, net of issuance costs	773	36,276,441	—	—	—	—	36,277,214	—	36,277,214

Total contributions by owners	1,030	38,602,451	—	16,417	5,473,395	—	44,093,293	—	44,093,293

Changes in ownership interests in subsidiaries
Financial liability for acquisition of non-controlling interest	—	—	—	(870,934)	—	—	(870,934)	—	(870,934)
Acquisition of subsidiary with non-controlling interests	—	—	—	—	—	—	—	79,487	79,487
Subscription of new shares of subsidiary	—	—	—	(148,425)	—	—	(148,425)	148,425	—

Total changes in ownership interest in subsidiaries	—	—	—	(1,019,359)	—	—	(1,019,359)	227,912	(791,447)

Total transactions with owners	1,030	38,602,451	—	(1,002,942)	5,473,395	—	43,073,934	227,912	43,301,846

Balance as at March 31, 2012	18,576	150,144,112	(428,937)	(31,827,379)	9,388,239	(8,578,442)	118,716,169	75,620	118,791,789

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY — (Continued)

	Attributable to Equity Holders of the Company
	Share Capital	Share Premium	Reserve for Own Shares	Fair Value Reserves	Accumulated Deficit	Share Based Payment Reserve	Foreign Currency Translation Reserve	Total	Non- Controlling Interest	Total Equity
	(In USD)
Balance as at April 1, 2012	18,576	150,144,112	—	(428,937)	(31,827,379)	9,388,239	(8,578,442)	118,716,169	75,620	118,791,789
Total comprehensive income (loss) for the year
Profit (Loss) for the year	—	—	—	—	(27,592,521)	—	—	(27,592,521)	3,441	(27,589,080)

Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	—	(2,310,111)	(2,310,111)	205	(2,309,906)
Net change in fair value of available-for-sale financial assets	—	—	—	459,047	—	—	—	459,047	—	459,047
Defined benefit plan actuarial loss, net of tax	—	—	—	—	(139,548)	—	—	(139,548)	—	(139,548)

Total other comprehensive income (loss)	—	—	—	459,047	(139,548)	—	(2,310,111)	(1,990,612)	205	(1,990,407)

Total comprehensive income (loss) for the year	—	—	—	459,047	(27,732,069)	—	(2,310,111)	(29,583,133)	3,646	(29,579,487)

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	—	11,722,188	—	11,722,188	—	11,722,188
Issue of ordinary shares on exercise of share options	116	1,250,609	—	—	—	(832,779)	—	417,946	—	417,946
Transfer to accumulated deficit on expiry of share options	—	—	—	—	375,845	(375,845)	—	—	—	—
Own shares acquired	—	—	(525,098)	—	—	—	—	(525,098)	—	(525,098)
Issue of ordinary shares related to business combination	105	2,347,842	—	—	—	—	—	2,347,947	—	2,347,947

Total contributions by owners	221	3,598,451	(525,098)	—	375,845	10,513,564	—	13,962,983	—	13,962,983

Changes in ownership interests in subsidiaries
Financial liability for acquisition of non-controlling interest	—	—	—	—	(1,801,496)	—	—	(1,801,496)	—	(1,801,496)
Acquisition of subsidiary with non-controlling interests	—	—	—	—	—	—	—	—	620,162	620,162
Acquisition of non-controlling interests	—	—	—	—	20,871	—	(15,493)	5,378	(5,378)	—

Total changes in ownership interest in subsidiaries	—	—	—	—	(1,780,625)	—	(15,493)	(1,796,118)	614,784	(1,181,334)

Total transactions with owners	221	3,598,451	(525,098)	—	(1,404,780)	10,513,564	(15,493)	12,166,865	614,784	12,781,649

Balance as at March 31, 2013	18,797	153,742,563	(525,098)	30,110	(60,964,228)	19,901,803	(10,904,046)	101,299,901	694,050	101,993,951

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended March 31
	2011	2012	2013
	(in USD)
Cash flows from operating activities
Profit (Loss) for the year	4,829,691	7,048,356	(27,589,080)
Adjustments for:
Depreciation	1,114,958	1,651,252	1,748,153
Amortisation of intangible assets	795,679	1,138,902	2,004,590
Loss on disposal of intangible assets	2,930	—	—
Loss on disposal of assets held for sale	—	—	44,766
Loss on disposal of property, plant and equipment	80,563	71,446	25,560
Gain on license of software	—	—	(83,404)
Net finance costs	1,923,935	2,969,193	741,923
Share of loss of equity-accounted investee	—	65,957	186,130
Share based payment	527,285	6,894,450	11,667,188
Income tax (benefit) expense	(2,691,721)	(6,078,146)	8,599,023
Change in inventories	—	(2,551,027)	736,545
Change in trade and other receivables	(2,286,381)	(8,795,720)	(2,089,017)
Change in other current assets	(10,253,524)	(6,346,230)	(998,922)
Change in trade and other payables	4,018,445	18,300,016	20,521,878
Change in employee benefits	180,601	123,267	221,858
Change in deferred income	(2,595,886)	—	(1,886)
Change in other non-current assets	(94,512)	(278,743)	(98,915)
Change in other current liabilities	1,142,508	257,295	358,341
Change in other non-current liabilities	57,884	6,120	(429,352)
Income tax paid	(3,084,612)	(3,597,454)	(1,969,482)

Net cash from (used in) operating activities	(6,332,157)	10,878,934	13,595,897

Cash flows from investing activities
Interest received	2,289,667	928,687	3,431,647
Proceeds from sale of property, plant and equipment	41,936	21,265	164,839
Investment in term deposits (net)	(2,519,501)	(29,852,568)	(4,274,880)
Acquisition of property, plant and equipment	(1,272,495)	(5,538,589)	(2,890,055)
Payment for business acquisition, net of cash acquired	—	(2,446,455)	(9,643,148)
Acquisition of equity-accounted investee	—	(1,022,913)	(642,000)
Acquisition of other investment	—	(4,845,480)	—
Acquisition of intangible assets	(1,573,886)	(3,468,503)	(4,094,471)

Net cash used in investing activities	(3,034,279)	(46,224,556)	(17,948,068)

Cash flows from financing activities
Repurchase of own shares	—	—	(525,098)
Proceeds from issuance of shares on exercise of share options	1,318,456	864,530	417,946
Direct cost incurred in relation to public offerings	(6,198,945)	(1,725,428)	—
Proceeds from issuance of ordinary shares through public offerings	58,153,844	37,122,648	—
Acquisition of non-controlling interests	(325,140)	—	(792,982)
Proceeds from (repayment of) bank loans	64,605	(158,486)	109,175
Payment of finance lease liabilities	(61,162)	(63,657)	(120,633)
Interest paid	(588,299)	(806,790)	(482,389)

Net cash from (used in) financing activities	52,363,359	35,232,817	(1,393,981)

Increase (decrease) in cash and cash equivalents	42,996,923	(112,805)	(5,746,152)
Cash and cash equivalents at beginning of the year	5,345,460	47,874,344	43,798,230
Effect of exchange rate fluctuations on cash held	(468,039)	(3,963,309)	(2,417,121)

Cash and cash equivalents at end of the year	47,874,344	43,798,230	35,634,957

Supplementary information
Additions to property, plant and equipment represented by finance lease obligations	—	31,884	—

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1)	REPORTING ENTITY

MakeMyTrip Limited (the “Parent Company”) together with its subsidiaries and equity accounted investees (collectively, “the Company” or the “Group”) is primarily engaged in the business of selling travel products and solutions in India, the U.S, Singapore, Malaysia, Thailand and U.A.E. The Group offers its customers the entire range of travel services including ticketing, tours and packages and hotels. The Company is domiciled in Mauritius. The address of the Company’s registered office is Multiconsult Limited, Les Cascades Building, Edith Cavell Street, Port Louis, Mauritius.

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

In December 2012, the Company purchased 40,142 of its own shares from the open market at the prevailing market price at different dates for USD 525,098, including directly attributable costs.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2)	BASIS OF PREPARATION

(a)	Statement of Compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Accounting policies have been applied consistently to all periods presented in these financial statements.

The consolidated financial statements were authorized for issue by the Group’s Board of Directors on June 12, 2013.

(b)	Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•	derivative financial instruments are measured at fair value;

•	non-derivative financial instruments at fair value through profit or loss are measured at fair value;

•	share-based payments are valued using the Black Scholes valuation model at the date the options are granted;

•	long term interest free security deposits are measured at fair value;

•	Available-for-sale financial assets are measured at fair value; and

(c)	Functional and Presentation Currency

These consolidated financial statements are presented in U.S. dollar (USD).

A Company’s functional currency is the currency of the primary economic environment in which an entity operates and is normally the currency in which the entity primarily generates and expends cash. USD is the functional currency of the Company.

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

•	Note 3(i) and 18	Key assumptions used in discounted cash flow projections

•	Note 3(j) and 31	Measurement of defined benefit obligations

3)	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

(a)	Basis of Consolidation

i)	Subsidiaries

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

The Group has the following non-derivative financial liabilities: loans and borrowings, bank overdraft, other current and non-current liabilities and trade and other payables. Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

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

Repurchase and reissue of share capital (treasury shares)

When share capital recognized as equity is repurchased, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented in the reserve for own shares.

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The equity component is recognized initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component (including the embedded derivative liability). From the liability component that includes the embedded derivative liability, the fair value of the derivative liability is separated and the balance host contract is accounted as a non-derivative liability. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts. Subsequent to initial recognition, the non-derivative liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not re-measured subsequent to initial recognition. Separable embedded derivatives are recognized in accordance with accounting policy as per note 3(d)(v).

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

Website development costs incurred by the Group are measured at cost less accumulated amortization and accumulated impairment losses. Cost includes expenses incurred during the application development stage. The costs related to planning and post implementation phases of development are expensed as incurred.

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

iii)	Other Intangible Assets

Other intangible assets comprise software that are acquired by the Group and intangible assets acquired in a business combination.

Software has finite useful lives and is measured at cost less accumulated amortization and accumulated impairment losses. Cost includes any directly attributable incidental expenses necessary to make the assets ready for use.

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

The estimated useful lives for the current and comparative periods are as follows:

• Website development costs	5 years
• Software	5 years
• Customer – related intangible assets	8-10 years
• Contract – related intangible assets	5-6 years
• Marketing – related intangible assets	8-10 years

Amortization methods, useful lives and residual values are reviewed at each financial year-end and adjusted as appropriate.

(g)	Assets Held for Sale

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

In determining the amount of current and deferred tax, the Group takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. This assessment relies on estimates and assumptions and may involve a series of judgements about future events. New information may become available that causes the Company to change its judgement regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact tax expense in the period that such a determination is made.

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

Revenue directly attributable to the segments is considered segment revenue. Income from tours and packages is measured on a gross basis and any commission earned on hotel reservations booked is being recognized on a net basis as an agent on the date of check in. Segment revenue of air ticketing segment is measured on a net basis except for the sale of airline tickets where the Group assumes inventory risks in which case it is measured on a gross basis.

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

(s)	New Accounting Standards and Interpretations Not Yet Adopted

IFRS 9 ‘Financial Instruments’, is part of the IASB’s wider project to replace IAS 39 ‘Financial Instruments: Recognition and Measurement’. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets, amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The effective date for IFRS 9 is annual periods beginning on or after January 1, 2015 with early adoption permitted. IFRS 9 is required to be applied retrospectively. The Group is in the process of evaluating the impact of the new standard.

IFRS 10, ‘Consolidated Financial Statements’, which replaces parts of IAS 27, ‘Consolidated and Separate Financial Statements and all of SIC-12, ‘Consolidation – Special Purpose Entities’, builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. Except as specified in IFRS 10.C2A-C6, the standard is required to be applied retrospectively, in accordance with IAS 8 for annual periods beginning on or after January 1, 2013. The remainder of IAS 27, ‘Separate Financial Statements’, now contains accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates only when an entity prepares separate financial statements and is therefore not applicable in preparing the Group’s consolidated financial statements. The Group will be adopting IFRS 10 effective April 1, 2013. The Group has evaluated the requirements of IFRS 10 and these requirements are not expected to have a material impact on the consolidated financial statements.

IFRS 11 Joint Arrangements determines the nature of an arrangement by focusing on the rights and obligations of the arrangement, rather than its legal form. IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities-Non-monetary Contributions by Venturers. IFRS 11 addresses only forms of joint arrangements (joint operations and joint ventures) where there is joint control whereas IAS 31 had identified three forms of joint ventures, namely jointly controlled operations, jointly controlled assets and jointly controlled entities. The standard addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities, which is the equity method. IFRS 11 is required to be applied retrospectively for annual periods beginning on or after January 1, 2013. The Group has evaluated the requirements of IFRS 11 and these requirements are not expected to have a material impact on the consolidated financial statements.

IFRS 12, ‘Disclosure of Interest in Other Entities’, is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The standard includes disclosure requirements for entities covered under IFRS 10 and IFRS 11. IFRS 12 is required to be applied retrospectively for annual periods beginning on or after January 1, 2013. The Group will be adopting IFRS 12 effective April 1, 2013. The Group has evaluated the requirements of IFRS 12 and these requirements are not expected to have a material impact on the consolidated financial statements.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

IFRS 13, ‘Fair Value Measurement’, provides guidance on how fair value should be applied where its use is already required or permitted by other standards within IFRS, including a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The standard is required to be applied prospectively for annual periods beginning on or after January 1, 2013. The Group is required to adopt IFRS 13 by accounting year commencing April 1, 2013 and has evaluated the requirements of IFRS 13, and these requirements are not expected to have a material impact on the consolidated financial statements.

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

The amendments also reaffirm existing requirements that items in other comprehensive income and profit or loss should be presented as either a single statement or two consecutive statements. This amendment is applicable retrospectively to annual periods beginning on or after July 1, 2012, with early adoption permitted. The Group is required to adopt IAS 1 (Amended) by accounting year commencing April 1, 2013. The Group has evaluated the requirements of IAS 1 (Amended) and the Group does not believe that the adoption of IAS 1 (Amended) will have a material effect on its consolidated financial statements.

IAS 19 (Amended) Employee Benefits: In June 2011, International Accounting Standards Board issued IAS 19 (Amended), Employee Benefits. The standard is required to be applied retrospectively for annual periods beginning on or after January 1, 2013, with early application is permitted.

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

The amendments need to be adopted retrospectively. The Group is required to adopt IAS 19 (Amended) by accounting year commencing April 1, 2013. The Group has evaluated the requirements of IAS 19 (Amended) and these requirements are not expected to have a material impact on the consolidated financial statements.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

The fair value of trademark acquired in a business combination is based on the discounted estimated royalty payments that have been avoided as a result of the trademark being owned. The fair value of customer relationships acquired in a business combination is determined using the multi-period excess earnings method, whereby the subject asset is valued after deducting a fair return on all other assets that are part of creating the related cash flows. The fair value of non-compete agreements acquired in a business combination is determined using the comparative income differential method. The fair value of website acquired in a business combination is determined using the replacement cost method.

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

Approximately 3.82% of the Group’s revenues generated by its Indian subsidiary for the fiscal year ended March 31, 2013 (March 31, 2012: 4.42% and March 31, 2011: 7.19%) were generated outside India and were received in USD.

The Group currently does not have hedging or similar arrangements with any counter-party to cover its foreign currency exposure fluctuations in foreign exchange rates.

Interest Rate Risk

A majority of the financing of the Group has come from a mix of ordinary or convertible and redeemable preference shares with nominal dividends and an overdraft facility with banks. The interest rates on the overdraft facility availed by the Group are marginally higher than the interest rates on term deposits with the banks. Accordingly, there is limited interest rate risk. The Group’s investments in term deposits with bank are for short duration, and therefore do not expose the Company to significant interest rate risk.

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

The Group’s business and financial performance are affected by the health of the Indian as well as worldwide travel industry, including changes in supply and pricing. Events specific to the air travel industry that could negatively affect the Group’s business include continued fare increases, travel-related strikes or labor unrest, fuel price volatility. The Group is also affected by economic conditions worldwide and in India, as poor economic conditions generally result in a reduction in travel volumes. Revenue from air ticketing business has decreased in the current year mainly due to a decline in net revenue margin, as airlines in India reduced their base commissions.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6)	OPERATING SEGMENTS

The Group has two reportable segments, as described below, which are the Group’s Lines of Business (LoBs). The LoBs offer different products and services, and are managed separately because the nature of products and method used to distribute the services are different. For each of these LoBs, the Group’s Leadership team comprising of Group Chief Executive Officer, Group Chief Commercial Officer, Group Chief Financial and Operating Officer, Group Chief Innovation Officer, Group Chief Products Officer, Group Chief Technology Officer, Group Chief Business Officer – Holidays, Group Chief Business Officer – International Market, Senior Vice President – Finance & Accounts and Senior Vice President – Human Resources reviews internal management reports. Accordingly, the Leadership team is construed to be the Chief Operating Decision Maker (CODM). LoBs assets, liabilities and expenses (other than service cost) are reviewed on an entity-wide basis by the CODM, and hence not being allocated to these LoBs. Segment revenue less service cost from each LoB are reported and reviewed by the CODM on a monthly basis.

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

Other operations primarily include the advertisement income from hosting advertisements on its internet web-sites, income from sale of rail and bus tickets and income from facilitating website access to a travel insurance company. The operations do not meet any of the quantitative thresholds to be a reportable segment for any of the periods presented in these consolidated financial statements.

Until June 30, 2010, for internal reporting purposes, the revenue related to airline tickets issued as a component of a Company developed tour and package was assigned to the air ticketing segment. Revenue in this segment is recorded on a net basis for internal reporting purposes. For the external reporting, such revenue is recorded on a gross basis. Effective July 1, 2010, the Company has changed the composition of its reportable segments.

Following a change in the composition of its reportable segments, the Company has restated the corresponding items of segment information for earlier periods.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Information About Reportable Segments Reclassification:

	For the Year Ended March 31
	Air ticketing			Hotels and packages			Others			Total
Particulars	2011	2012	2013	2011	2012	2013	2011	2012	2013	2011	2012	2013
	(in USD)
Revenues	47,622,719	76,190,303	60,888,851	74,557,976	116,701,137	164,129,318	2,540,692	3,707,818	3,803,776	124,721,387	196,599,258	228,821,945

Total segment revenue	47,622,719	76,190,303	60,888,851	74,557,976	116,701,137	164,129,318	2,540,692	3,707,818	3,803,776	124,721,387	196,599,258	228,821,945
Service cost	—	9,939,556	4,119,631	63,650,910	98,474,788	136,537,143	—	—	—	63,650,910	108,414,344	140,656,774

Segment revenue less service cost	47,622,719	66,250,747	56,769,220	10,907,066	18,226,349	27,592,175	2,540,692	3,707,818	3,803,776	61,070,477	88,184,914	88,165,171

Personnel expenses										(14,399,040)	(26,520,745)	(34,520,455)
Other operating expenses										(40,698,895)	(54,868,655)	(67,953,977)
Depreciation and amortisation										(1,910,637)	(2,790,154)	(3,752,743)
Finance income										1,601,750	1,987,904	4,197,603
Finance cost										(3,525,685)	(4,957,097)	(4,939,526)
Share of loss of equity-accounted investee										—	(65,957)	(186,130)

Profit (Loss) before tax										2,137,970	970,210	(18,990,057)

Assets and liabilities are used interchangeably between segments and these have not been allocated to the reportable segments.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Geographical Information:

The air ticketing and hotel and packages segments are managed on a worldwide basis from India, the U.S., Singapore, Malaysia and Thailand. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

	Revenue			Non-Current Assets*
	For the Year Ended March 31			As at March 31
	2011	2012	2013	2012	2013
Particulars	(in USD)
India	115,753,388	175,791,993	195,998,581	21,967,050	16,657,561
United States	8,967,999	8,687,610	8,740,772	555,553	816,568
Singapore	—	12,093,348	17,282,977	3,623,020	3,406,498
Thailand	—	—	4,023,799	—	4,749,821
Malaysia	—	26,307	2,529,756	66,219	20,732,980
Others	—	—	246,060	—	87,002

Total	124,721,387	196,599,258	228,821,945	26,211,842	46,450,430

*	Non-current assets presented above do not include investment in equity-accounted investee, other investments and derivatives instruments.

Major Customers:

Considering the nature of business, customers normally include individuals. Further, none of the corporate and other customers account for more than 10% or more of the Group’s revenues.

7)	ASSETS HELD FOR SALE

Assets classified as held for sale includes:

	As at March 31
	2012	2013
Particulars	(in USD)
Property, plant and equipment	404,109	—

Total	404,109	—

These assets mainly included leasehold improvements and diesel generators sets, which has been sold in the current year ended March 31, 2013.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8)	BUSINESS COMBINATIONS

a)	Acquisition of Luxury Tours & Travel Pte Ltd.

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

If the acquisition had occurred on April 1, 2011, management estimates that consolidated revenue would have been USD 197,966,346 and consolidated profit for the year ended March 31, 2012 would have been USD 6,852,297. This unaudited pro-forma information is not necessarily indicative of the results of operations that would have occurred had the acquisitions been made at the beginning of the period.

The acquisition was accounted for under the acquisition method of accounting in accordance with IFRS 3 “Business Combinations”. The assets and liabilities of LTT were recorded at fair value at the date of acquisition. The Company has completed its evaluation of certain assets and liabilities during the quarter ended March 31, 2012, as new information was obtained about facts and circumstances that existed as of the acquisition date, resulting in an adjustment of USD 5,039 to goodwill.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

The Group incurred acquisition related costs of USD 117,233 relating to external legal fees and due diligence cost. These amounts have been included in other operating expenses in the consolidated statement of comprehensive income for the year ended March 31, 2012.

MMYT has further invested USD 812,062 during the fiscal year ended March 31, 2012 for the subscription of 49,603 new equity shares issued by LTT increasing its ownership from 79.36% to 82.78%. Further, in August 2012, MMYT acquired the remaining shares held by a shareholder of LTT for USD 792,982 in cash, increasing its ownership to 100%. (Also refer Note 26).

b)	Acquisition of Hotel Travel Group

On November 6, 2012, MMYT acquired 100% stake in the companies in the ‘Hotel Travel Group’ (HT Group). HT Group, with the brand ‘Hotel Travel’ and the website www.hoteltravel.com , is a well-established travel company in South East Asia and has its presence in Thailand, Singapore and Malaysia, where it has an operating history of over a decade. The business acquisition was conducted by entering into a Share Purchase Agreement (SPA) for a total initial consideration payable to the Promoters of the HT Group of USD 25 million, subject to an estimated balance sheet adjustment.

As per the terms of acquisition with sellers, the preliminary purchase consideration comprised of the following:

(in USD)
Consideration transferred
Cash	10,000,000
Equity instruments (209,050 ordinary shares)	2,347,947
Deferred consideration	4,610,787

16,958,734

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Equity instruments issued

MMYT agreed to pay the selling shareholders USD 5 million in the form of equity shares of MMYT. MMYT made payment of USD 3.3 million after making adjustment for a portion of estimated balance sheet adjustment on the date of acquisition in the form of equity shares of MMYT. The fair value of the ordinary shares issued was based on the market share price of the Company on November 6, 2012 and after making adjustment for certain selling restrictions.

Deferred consideration

MMYT also agreed to pay the selling shareholders over a three year period ending December 2015, additional consideration of USD 10 million in the form of a variable number of equity shares of MMYT subject to final adjustment. MMYT has included USD 4,610,787 as deferred consideration related to the additional consideration, which represents its fair value at the acquisition date, using a discount rate of 13 percent. At March 31, 2013, the deferred consideration has increased to USD 4,879,861.

Earn-out consideration

Further, two of the selling shareholders, of the HT Group will continue in employment with the HT Group in key capacities, and will be eligible for additional earn out payments and incentives over a three-year period ending December 2015 based on HT Group meeting certain revenue and EBIDTA targets. The earn-out period may be further extended for a period of one year, until December 2016. The additional earn out payments may range from NIL to USD 35 million and are payable partly in cash and partly in the form of equity shares of MMYT. Since the earn-out consideration can be forfeited due to termination of employment of the selling shareholders, these amounts will be recorded as compensation cost over the earn-out period and do not form part of purchase consideration.

Through this acquisition, MMYT intends to further strengthen its presence in hotel and holidays segment in India and South East Asia. Consequently, the excess of the purchase consideration paid over the fair value of the assets acquired has been accounted for as goodwill.

The operations of HT Group have been consolidated in the financial statements of the Group from November 6, 2012. In the year ended March 31, 2013, HT Group contributed revenue of USD 2,183,225 and loss of USD 2,601,814 to the Group’s result.

If the acquisition had occurred on April 1, 2012, management estimates that consolidated revenue would have been USD 232,664,632 and consolidated loss for the year ended March 31, 2013 would have been USD 29,183,264. This unaudited pro-forma information is not necessarily indicative of the results of operations that would have occurred had the acquisitions been made at the beginning of the period.

The acquisition has been accounted for under the acquisition method of accounting in accordance with IFRS 3 “Business Combinations”. The assets and liabilities of HT Group were recorded at fair value at the date of acquisition. The Company will continue to evaluate certain assets and liabilities as new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in a corresponding adjustment to goodwill, and the measurement period will not exceed one year from the acquisition date.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The preliminary estimated purchase price has been allocated based on management’s estimates and an independent appraisal of fair values as follows:

(in USD)
Property, plant and equipment	1,597,710
Intangible assets	11,892,182
Current assets and liabilities, net	(6,021,147)
Loans and borrowings	(56,277)

Total identifiable net assets assumed	7,412,468
Goodwill	9,546,266

Total purchase price	16,958,734

None of the Goodwill recognised is expected to be deductible for income tax purposes.

The fair value of the current assets acquired includes trade receivable with a fair value of USD 1,439,839.

The Group incurred acquisition related costs of USD 595,948 relating to external legal fees and due diligence cost. These amounts have been included in other operating expenses in the consolidated statement of comprehensive income for the year ended March 31, 2013.

c)	Acquisition of majority interest in ITC Group

On November 26, 2012, MMYT has acquired 51% equity stake in a group of companies known as the “ITC Group”. The ITC Group comprises of International Tour Center Co. Ltd., ITC Bangkok Co. Ltd. and ITC South Co. Ltd. ITC Group is a well-established hotel aggregator and tour operator for Thailand. The ITC Group has relationships with a number of hotels and other local vendors in Thailand to provide hotel reservations, excursion tours and other travel related services for inbound and outbound travelers in Thailand and the South East Asia region. The business acquisition was conducted by entering into the Share Purchase Agreement (SPA) for a cash consideration of USD 2.2 million to the existing shareholders for the sale of their shares in the ITC Group and for USD 1 million for the subscription of new shares in the ITC Group.

The total preliminary estimated purchase price of the acquisition, net of USD 171,507 of cash acquired is USD 1,778,991.

As per the terms of acquisition with sellers, the preliminary purchase consideration is comprised of the following:

(in USD)
Enterprise value	3,200,000
Net balance sheet adjustment	(1,249,502)

Total preliminary estimated purchase price	1,950,498

Through this acquisition, MMYT will further expand its presence in Thailand, a key market for its outbound holiday’s business, by establishing more direct hotel relationships in the country. MMYT believes that these developments are positioning travel and tourism to Thailand for strong growth by making travel to the country easily accessible and affordable to the middle class in India. Consequently, the excess of the purchase consideration paid over the fair value of assets acquired has been accounted for as goodwill.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The operations of ITC Group have been consolidated in the financial statements of the Group from November 26, 2012. In the year ended March 31, 2013, ITC Group contributed revenue of USD 4,023,799 and profit of USD 224,360 to the Group’s result.

If the acquisition had occurred on April 1, 2012, management estimates that consolidated revenue would have been USD 234,418,721 and consolidated loss for the year ended March 31, 2013 would have been USD 28,394,683. This unaudited pro-forma information is not necessarily indicative of the results of operations that would have occurred had the acquisitions been made at the beginning of the period.

The acquisition has been accounted for under the acquisition method of accounting in accordance with IFRS 3 “Business Combinations”. The assets and liabilities of ITC Group were recorded at fair value at the date of acquisition. The Company will continue to evaluate certain assets and liabilities as new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in a corresponding adjustment to goodwill, and the measurement period will not exceed one year from the acquisition date.

The preliminary estimated purchase price has been allocated based on management’s estimates and an independent appraisal of fair values as follows:

(in USD)
Property, plant and equipment	83,185
Intangible assets	1,760,000
Current assets and liabilities, net	(59,253)
Loans and borrowings	(113,495)
Deferred tax liabilities	(404,800)

Total identifiable net assets assumed	1,265,637
Non-controlling interest	(620,162)
Goodwill	1,305,023

Total preliminary estimated purchase price	1,950,498

None of the Goodwill recognised is expected to be deductible for income tax purposes.

The fair value of the current assets acquired includes trade receivable with a fair value of USD 3,560,916.

MMYT will also acquire the remaining shares of ITC Group from the existing shareholder (promoter) in cash in four equal tranches, over a four year earn-out period ending December 2016. The earn-out will be based on valuation linked to future profitability of ITC Group and employment of the promoter. The financial liability in respect of the future acquisition of these shares has been recognised within “Other non-current liabilities” as a reduction of equity in accordance with the present access method and amounts to USD 1,801,496, which represents its fair value as at the acquisition date.

Further, an additional payment may be required for acquiring the remaining shares that can be forfeited due to termination of employment of the promoter. This potential additional liability, which is linked to the future profitability of ITC Group, will be recorded as compensation cost under IAS 19 for future services through December 2016 and does not form part of additional consideration for acquiring the remaining shares. Based on the estimated projection, the company has not recorded any compensation cost associated with this liability during the year ended March 31, 2013.

The Group incurred acquisition related costs of USD 31,130 relating to external legal fees and due diligence cost. These amounts have been included in other operating expenses in the consolidated statement of comprehensive income for the year ended March 31, 2013.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

In January 2013, the Company acquired additional shares in MGH, increasing its stake to 38.34% through equity infusion of $642,000, paid in cash.

Summary financial informations for equity accounted investee are as follows:

As at March 31
2012		2013		For the period November 27, 2011 to March 31, 2012	For the Year Ended March 31, 2013
Total assets	Total liabilities	Total assets	Total liabilities	Loss
(in USD)				(in USD)
580,706	59,734	813,929	264,901	230,861	593,183

10)	OTHER INVESTMENTS

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

The Group’s exposure to fair value versus carrying amount risks related to other investment is disclosed in note 5 and 34.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11)	OTHER REVENUE

	For the Year Ended March 31
Particulars	2011	2012	2013
		(in USD)
Advertising revenue	578,284	909,851	1,190,225
Facilitation fee	902,843	666,756	775,542
Commission on rail and bus reservation	868,927	1,530,762	1,230,689
Miscellaneous	190,638	600,449	607,320

Total	2,540,692	3,707,818	3,803,776

12)	PERSONNEL EXPENSES

	For the Year Ended March 31
Particulars	2011	2012	2013
		(in USD)
Wages, salaries and other short term employees benefits	11,548,649	16,902,901	19,362,165
Contributions to defined contribution plans	631,670	955,497	1,181,632
Expenses related to defined benefit plans	176,957	147,156	161,370
Equity settled share based payments	527,285	6,894,450	11,667,188
Employee welfare expenses	1,514,479	1,620,741	2,148,100

Total	14,399,040	26,520,745	34,520,455

13)	OTHER OPERATING EXPENSES

	For the Year Ended March 31
Particulars	2011	2012	2013
		(in USD)
Traveling and conveyance	2,206,550	2,912,341	3,349,350
Advertising and business promotion	12,488,906	16,984,856	19,690,015
Communication	1,905,389	2,507,847	2,744,018
Repairs and maintenance	802,288	1,293,159	1,667,478
Rent	1,394,969	2,079,183	2,624,313
Legal and professional	1,410,972	1,943,940	3,116,076
Payment gateway and other charges	9,886,444	13,002,068	15,204,413
Website hosting charges	377,183	470,267	1,281,188
Net loss on disposal of property, plant and equipment	80,563	71,446	25,560
Loss on disposal of assets held for sale	—	—	44,766
Loss on disposal of intangible assets	2,930	—	—
Outsourcing fees	7,007,793	9,529,507	13,587,174
Miscellaneous expenses	3,134,908	4,074,041	4,619,626

Total	40,698,895	54,868,655	67,953,977

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14)	DEPRECIATION AND AMORTIZATION

	For the Year Ended March 31
Particulars	2011	2012	2013
		(in USD)
Depreciation	1,114,958	1,651,252	1,748,153
Amortization	795,679	1,138,902	2,004,590

Total	1,910,637	2,790,154	3,752,743

15)	FINANCE INCOME AND COSTS

	For the Year Ended March 31
Particulars	2011	2012	2013
		(in USD)
Recognized in profit or loss
Interest income on term deposits	1,257,601	1,776,938	3,696,874
Net foreign exchange gain	257,031	—	639
Net change in the value of financial liability	48,382	—	262,497
Other interest income	38,736	210,966	86,861
Net gain on change in fair value of derivative financial instrument	—	—	150,732

Finance income	1,601,750	1,987,904	4,197,603

Interest expense on financial liabilities measured at amortised cost	711,439	451,438	136,622
Change in fair value of financial liability	—	—	417,223
Cost related to public offerings	2,086,583	879,994	—
Net foreign exchange loss	—	2,257,833	1,943,401
Impairment loss on trade and other receivables	424,512	833,994	2,072,126
Net loss on change in fair value of derivative financial instrument	—	65,825	—
Other finance charges	303,151	468,013	370,154

Finance costs	3,525,685	4,957,097	4,939,526

Net finance cost recognized in profit or loss	(1,923,935)	(2,969,193)	(741,923)

Recognized in other comprehensive income (loss)
Foreign currency translation differences on foreign operations	(301,952)	(7,421,044)	(2,309,906)
Net change in fair value of available-for-sale financial assets	—	(428,937)	459,047

Finance cost recognised in other comprehensive income (loss)	(301,952)	(7,849,981)	(1,850,859)

Attributable to:
Equity holders of the Company	(301,893)	(7,833,268)	(1,851,064)
Non-controlling interest	(59)	(16,713)	205

Finance cost recognised in other comprehensive income (loss)	(301,952)	(7,849,981)	(1,850,859)

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16)	INCOME TAX BENEFIT (EXPENSE)

Income Tax Recognized in Profit or Loss

	For the Year Ended March 31
Particulars	2011	2012	2013
		(in USD)
Current tax expense
Current period	(174,950)	(859,053)	(143,319)

Current tax expense	(174,950)	(859,053)	(143,319)

Deferred tax benefit (expense)
Origination and reversal of temporary differences	1,871,991	(357,713)	3,975,042
Change in unrecognized deductible temporary differences	(368,244)	1,866,436	(8,928,668)
Utilization of previously unrecognised tax losses	(1,353,311)	3,183,905	45,240
Recognition of previously unrecognized tax losses	2,716,235	2,244,571	—
Reversal of previously recognized tax losses	—	—	(3,547,318)

Deferred tax benefit (expense)	2,866,671	6,937,199	(8,455,704)

Total income tax benefit (expense)	2,691,721	6,078,146	(8,599,023)

Income Tax Recognized in Other Comprehensive Income

	For the Year Ended March 31
	2011			2012			2013
Particulars	Before tax	Tax (expense) benefit	Net of tax	Before tax	Tax (expense) benefit	Net of tax	Before tax	Tax (expense) benefit	Net of tax
					(in USD)
Foreign currency translation differences on foreign operations	(301,952)	—	(301,952)	(7,421,044)	—	(7,421,044)	(2,309,906)	—	(2,309,906)
Net change in fair value of available-for-sale financial assets	—	—	—	(428,937)	—	(428,937)	459,047	—	459,047
Defined benefit plan actuarial gains (losses)	(73,356)	24,514	(48,842)	23,223	(7,535)	15,688	(125,748)	(13,800)	(139,548)

Total	(375,308)	24,514	(350,794)	(7,826,758)	(7,535)	(7,834,293)	(1,976,607)	(13,800)	(1,990,407)

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Reconciliation of Effective Tax Rate

	For the Year Ended March 31
Particulars	2011		2012		2013
	(in USD)
Profit (Loss) for the year		4,829,691		7,048,356		(27,589,080)
Income tax benefit (expense)		2,691,721		6,078,146		(8,599,023)

Profit (Loss) before tax		2,137,970		970,210		(18,990,057)

Income tax benefit (expense) using the Company’s domestic tax rate	-15.00%	(320,696)	-15.00%	(145,532)	-15.00%	2,848,509
Effect of tax rates in foreign jurisdictions	-43.55%	(931,079)	-70.26%	(681,685)	-11.49%	2,181,437
Non deductible expenses	-0.43%	(9,253)	-37.08%	(359,763)	1.08%	(205,137)
Tax exempt income	0.00%	—	1.87%	18,182	-0.62%	118,654
Recognition of previously unrecognized tax losses	127.05%	2,716,235	231.35%	2,244,571	0.00%	—
Utilization of previously unrecognised tax losses	63.30%	1,353,311	328.17%	3,183,905	-0.24%	45,240
Reversal of previously recognized tax losses	0.00%	—	0.00%	—	18.68%	(3,547,318)
Current year losses for which no deferred tax asset was recognized	-21.54%	(460,527)	-8.32%	(80,714)	5.84%	(1,108,349)
Change in unrecognised temporary differences	17.22%	368,244	192.37%	1,866,436	47.02%	(8,928,668)
Others	-1.15%	(24,514)	3.38%	32,746	0.02%	(3,391)

	125.90%	2,691,721	626.48%	6,078,146	45.29%	(8,599,023)

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

17)	PROPERTY, PLANT AND EQUIPMENT

								Diesel
				Furniture and	Office	Motor	Leasehold	Generator
Particulars	Land	Building	Computers	Fixtures	Equipment	Vehicles	Improvements	Sets	Total
	(In USD)
Cost
Balance as at April 1, 2011	—	—	3,166,312	544,727	1,354,397	419,808	1,684,234	150,651	7,320,129
Acquisitions through business combinations	—	—	15,825	1,266	12,398	165,805	—	—	195,294
Additions	—	—	2,334,327	20,200	214,574	28,717	3,441,912	3,421	6,043,151
Reclassification to assets held for sale	—	—	—	—	(338,360)	—	(932,942)	(123,294)	(1,394,596)
Disposals	—	—	(2,974)	(2,839)	(21,171)	(40,485)	(88,535)	—	(156,004)
Effect of movements in foreign exchange rates	—	—	(570,601)	(70,465)	(176,064)	(55,538)	(454,459)	(19,614)	(1,346,741)

Balance as at March 31, 2012	—	—	4,942,889	492,889	1,045,774	518,307	3,650,210	11,164	10,661,233

Balance as at April 1, 2012	—	—	4,942,889	492,889	1,045,774	518,307	3,650,210	11,164	10,661,233
Acquisitions through business combinations	906,406	522,411	43,654	—	98,857	89,890	19,677	—	1,680,895
Additions	—	—	1,831,770	5,969	68,760	213,069	453,891	3,032	2,576,491
Disposals	—	—	(19,944)	(69,351)	(85,322)	(204,526)	(46,816)	—	(425,959)
Effect of movements in foreign exchange rates	47,378	27,307	(225,095)	(22,187)	(39,132)	(10,174)	(168,845)	(524)	(391,272)

Balance as at March 31, 2013	953,784	549,718	6,573,274	407,320	1,088,937	606,566	3,908,117	13,672	14,101,388

Depreciation and impairment loss
Balance as at April 1, 2011	—	—	1,617,868	338,022	697,061	124,672	706,093	73,815	3,557,531
Depreciation for the year	—	—	756,587	81,037	184,752	77,932	532,073	18,871	1,651,252
Reclassification to assets held for sale	—	—	—	—	(217,298)	—	(693,944)	(79,245)	(990,487)
Disposals	—	—	(1,871)	(1,904)	(12,594)	(11,479)	(35,442)	—	(63,290)
Effect of movements in foreign exchange rates	—	—	(260,989)	(49,014)	(92,771)	(18,829)	(125,697)	(10,846)	(558,146)

Balance as at March 31, 2012	—	—	2,111,595	368,141	559,150	172,296	383,083	2,595	3,596,860

Balance as at April 1, 2012	—	—	2,111,595	368,141	559,150	172,296	383,083	2,595	3,596,860
Depreciation for the year	—	16,603	962,292	66,090	141,008	83,343	477,171	1,646	1,748,153
Disposals	—	—	(14,652)	(63,207)	(77,221)	(58,856)	(27,612)	—	(241,548)
Effect of movements in foreign exchange rates	—	508	(141,890)	(17,154)	(23,375)	(6,074)	(17,795)	(123)	(205,903)

Balance as at March 31, 2013	—	17,111	2,917,345	353,870	599,562	190,709	814,847	4,118	4,897,562

Carrying amounts
As at April 1, 2011	—	—	1,548,444	206,705	657,336	295,136	978,141	76,836	3,762,598

As at March 31, 2012	—	—	2,831,294	124,748	486,624	346,011	3,267,127	8,569	7,064,373

As at April 1, 2012	—	—	2,831,294	124,748	486,624	346,011	3,267,127	8,569	7,064,373

Balance as at March 31, 2013	953,784	532,607	3,655,929	53,450	489,375	415,857	3,093,270	9,554	9,203,826

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

18)	INTANGIBLE ASSETS

					Website
Particulars	Goodwill	Customer Relationship	Non-Compete	Brand / Trade Mark	Development Cost	Software	Capital work in progress	Total
	(in USD)
Cost
Balance as at April 1, 2011	—	—	—	—	2,816,136	2,228,143	373,109	5,417,388
Acquisitions through business combinations	2,620,671	145,290	169,505	242,150	—	297,374	—	3,474,990
Additions	—	—	—	—	1,058,081	877,602	1,889,686	3,825,369
Effect of movements in foreign exchange rates	(38,154)	(2,115)	(2,467)	(3,525)	(438,145)	(345,260)	(183,881)	(1,013,547)

Balance as at March 31, 2012	2,582,517	143,175	167,038	238,625	3,436,072	3,057,859	2,078,914	11,704,200

Balance as at April 1, 2012	2,582,517	143,175	167,038	238,625	3,436,072	3,057,859	2,078,914	11,704,200
Acquisitions through business combinations	10,851,289	1,200,000	310,000	8,300,000	3,830,000	12,182	—	24,503,471
Additions	—	—	—	—	2,110,967	783,759	1,508,509	4,403,235
Disposals	—	—	—	—	—	(156,174)	—	(156,174)
Effect of movements in foreign exchange rates	35,189	1,951	2,276	3,251	(163,095)	(121,390)	(99,009)	(340,827)

Balance as at March 31, 2013	13,468,995	1,345,126	479,314	8,541,876	9,213,944	3,576,236	3,488,414	40,113,905

Amortization
Balance as at April 1, 2011	—	—	—	—	1,839,803	780,745	—	2,620,548
Amortization for the year	—	12,844	29,970	21,407	585,136	489,545	—	1,138,902
Effect of movements in foreign exchange rates	—	(27)	(63)	(45)	(278,611)	(125,907)	—	(404,653)

Balance as at March 31, 2012	—	12,817	29,907	21,362	2,146,328	1,144,383	—	3,354,797

Balance as at April 1, 2012	—	12,817	29,907	21,362	2,146,328	1,144,383	—	3,354,797
Amortization for the year	—	87,335	33,793	450,388	859,965	573,109	—	2,004,590
Disposals	—	—	—	—	—	(83,521)	—	(83,521)
Effect of movements in foreign exchange rates	—	205	477	341	(100,771)	(49,230)	—	(148,978)

Balance as at March 31, 2013	—	100,357	64,177	472,091	2,905,522	1,584,741	—	5,126,888

Carrying amounts
As at April 1, 2011	—	—	—	—	976,333	1,447,398	373,109	2,796,840

As at March 31, 2012	2,582,517	130,358	137,131	217,263	1,289,744	1,913,476	2,078,914	8,349,403

As at April 1, 2012	2,582,517	130,358	137,131	217,263	1,289,744	1,913,476	2,078,914	8,349,403

Balance as at March 31, 2013	13,468,995	1,244,769	415,137	8,069,785	6,308,422	1,991,495	3,488,414	34,987,017

Capitalized borrowing cost related to capital work-in-progress amounted to Nil (March 31, 2012: USD 112,668), with a capitalization rate of 12%.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the purpose of impairment testing, goodwill is allocated to a CGU representing the lowest level within the Group at which goodwill is monitored for internal management purposes, and which is not higher than the Group’s operating segment. Goodwill as at March 31, 2013 has been allocated to respective acquired subsidiaries level. The recoverable amount of the CGU was based on its value in use and was determined by discounting the future cash flows to be generated from the continuing use of the CGU. These calculations use cash flow projections over a period of five to eight years, based on next year financial budgets approved by management, with extrapolation for the remaining period, and an average of the range of assumption as mentioned below. The key assumptions used for the calculations are as follows:

	As at March 31,
	2012	2013

Discount rate	18%	18-22%

Terminal value growth rate	3.5%	3.5-4%

Average EDITDA margin	11-14%	12-25%

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of a comparable market participant, which are adjusted for specific risks. These estimates are likely to differ from future actual results of operations and cash flows.

Based on the above, no impairment was identified as of March 31, 2013 as the recoverable value of the CGUs exceeded the carrying value. An analysis of the calculation’s sensitivity to a change in the key parameters (Revenue growth, operating margin, discount rate and long-term growth rate) based on reasonably probable assumptions, did not identify any probable scenarios where the CGU’s recoverable amount would fall below its carrying amount.

19)	TAX ASSETS AND LIABILITIES

Unrecognized Deferred Tax Assets

Deferred tax assets have not been recognized in respect of the following items:

	As at March 31
	2012	2013
Particulars	(in USD)
Deductible temporary differences	—	7,775,513
Minimum alternate tax	—	820,045
Tax loss carry forwards	522,504	5,373,120

Total	522,504	13,968,678

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Deferred tax assets of USD 8,892,842 had been recognized in the previous years, relating to unutilized tax losses and other temporary differences in respect of its Indian subsidiary. The Indian subsidiary after two consecutive years of profits has incurred losses in the financial year ended March 31, 2013. Based on evaluation of convincing evidence required by IAS 12, the management has recorded impairment of deferred tax asset of USD 8,455,704. The impairment has no impact on the Company’s ability to utilize carry forwards losses or tax assets in the future.

The carry forward tax losses as at March 31, 2013 expire as follows:

	India Subsidiary		US Subsidiary		Singapore Subsidiary
Loss for the period	Tax losses	Expire on	Tax losses	Expire on	Tax losses	Expire on
		(in USD)
Loss for the year 2007-2008	1,770,285	2015-16	250,471	2,028	—	—
Loss for the year 2008-2009	2,068,153	2016-17	164,110	2,029	—	—
Loss for the year 2011-2012	—	—	—	—	78,888	No limit
Loss for the year 2012-2013	879,999	No limit	—	—	161,214	No limit

Total	4,718,437		414,581		240,102

Additionally, in the financial year ending 31 March 2013, management has not recognized a deferred tax asset in respect of unused tax losses for the U.S. and Singapore subsidiaries because a trend of future profitability of these subsidiaries is not yet clearly discernible

Recognized Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities are attributable to the following:

	As at March 31
	Assets		Liabilities		Net
	2012	2013	2012	2013	2012	2013
Particulars	(in USD)
Property, plant and equipment	—	—	(125,942)	(372,822)	(125,942)	(372,822)
Intangible assets	—	—	(293,411)	(808,350)	(293,411)	(808,350)
Trade and other receivables	349,526	—	—	—	349,526	—
Other current assets	167,246	—	—	—	167,246	—
Employee benefits	221,215	—	—	—	221,215	—
Other non-current liabilities	89,136	—	—	—	89,136	—
Minimum alternate tax	930,428	—	—	—	930,428	—
Tax loss carry forwards	4,559,694	797,728	—	—	4,559,694	797,728
Share based payments	2,580,788	—	—	—	2,580,788	—
Other disallowances	414,162	—	—	—	414,162	—

Deferred tax assets/(liabilities)	9,312,195	797,728	(419,353)	(1,181,172)	8,892,842	(383,444)
Set off	(419,353)	(797,728)	419,353	797,728	—	—

Net deferred tax assets/(liabilities)	8,892,842	—	—	(383,444)	8,892,842	(383,444)

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Movement in Temporary Differences During the Year

Particulars	Balance as on April 1, 2011	Recognised in profit or loss	Recognised in other comprehensive income	Effects of movement in foreign exchange rates	Balance as on March 31, 2012	Recognised in profit or loss	Recognised in other comprehensive income	Effects of movement in foreign exchange rates	Balance as on March 31, 2013
	(in USD)
Property, plant and equipment	(39,517)	(98,597)	—	12,172	(125,942)	(253,111)	—	6,231	(372,822)
Intangible assets	(439,664)	196,395	—	(50,142)	(293,411)	(119,091)	—	(395,848)	(808,350)
Trade and other receivables	—	376,613	—	(27,087)	349,526	(333,726)	—	(15,800)	—
Other current assets	90,750	94,995	—	(18,499)	167,246	(159,686)	—	(7,560)	—
Employee benefits	216,681	42,435	(7,535)	(30,366)	221,215	(197,415)	(13,800)	(10,000)	—
Other non-current liabilities	68,606	31,625	—	(11,095)	89,136	(85,107)	—	(4,029)
Minimum alternate tax	176,954	836,378	—	(82,904)	930,428	(888,370)	—	(42,058)	—
Tax loss carry forwards	2,747,354	2,327,152	—	(514,812)	4,559,694	(3,559,628)	—	(202,338)	797,728
Share based payments	—	2,780,793	—	(200,005)	2,580,788	(2,464,129)	—	(116,659)	—
Others	103,144	349,410	—	(38,392)	414,162	(395,441)	—	(18,721)	—

Total	2,924,308	6,937,199	(7,535)	(961,130)	8,892,842	(8,455,704)	(13,800)	(806,782)	(383,444)

20)	TRADE AND OTHER RECEIVABLES

	As at March 31
Particulars	2012	2013
	(in USD)
Trade receivables, net	17,985,015	20,776,165
Due from employees	324,612	222,738
Security deposits	1,647,549	3,459,922
Interest accrued but not due on term deposits	1,425,244	1,652,568

Total	21,382,420	26,111,393

Non-current	807,159	820,951
Current	20,575,261	25,290,442

Total	21,382,420	26,111,393

The trade receivable consists of airline, corporate and retail customers.

Security deposits include amounts paid in advance to suppliers of hotel and other services in order to guarantee the provision of those services.

The management do not consider there to be significant concentration of credit risk relating to trade and other receivables.

The Group’s exposure to credit and currency risks and impairment losses related to trade and the receivables is disclosed in note 5 and 34.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

21)	CASH AND CASH EQUIVALENTS

	As at March 31
Particulars	2012	2013
	(in USD)
Cash in hand	155,737	196,510
Credit card collection in hand	4,123,100	14,746,984
Bank balances	14,642,810	14,311,848
Term deposits	24,876,583	7,246,136

Cash and cash equivalents	43,798,230	36,501,478
Bank overdrafts used for cash management purposes	—	866,521

Cash and cash equivalents in the statement of cash flows	43,798,230	35,634,957

Credit card collection in hand represents the amount of collection from credit card swiped by the customers which is outstanding as at the year end and credited to Group’s bank accounts subsequent to the year end.

The Group’s exposure to interest rate risk and a sensitivity analysis for financial assets and financial liabilities is disclosed in note 5 and 34.

22)	TERM DEPOSITS

	As at March 31
Particulars	2012	2013
	(in USD)
Term deposits	44,325,130	48,114,962

Total	44,325,130	48,114,962

Non-current	648,506	911,245
Current	43,676,624	47,203,717

Total	44,325,130	48,114,962

As of March 31, 2013, term deposits includes USD 801,960 (March 31, 2012: USD 536,960) against which letter of credit has been issued to various airlines.

As of March 31, 2013, term deposits includes USD 21,990,019 (March 31, 2012: USD 14,715,469) pledged with banks against bank guarantees and bank overdraft facility.

23)	OTHER CURRENT ASSETS

	As at March 31
Particulars	2012	2013
	(in USD)
Advance to vendors	20,062,884	20,776,327
Prepaid expenses	1,572,607	1,532,860
Prepaid lease rentals	79,790	93,843
Other assets	77,495	1,256,185

Total	21,792,776	23,659,215

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

24)	OTHER NON-CURRENT ASSETS

	As at March 31
Particulars	2012	2013
	(in USD)
Prepaid lease rentals	449,559	527,391

Total	449,559	527,391

25)	CAPITAL AND RESERVES

Share Capital and Share Premium

	Ordinary Shares
Particulars	Number	Share capital	Share premium
		(in USD)
Balance as at April 1, 2011	35,099,639	17,546	111,541,661
Issue of ordinary shares through follow-on public offering, net of issuance costs	1,546,777	773	36,276,441
Shares issued during the year on exercise of options	513,189	257	2,326,010

Balance as at March 31, 2012	37,159,605	18,576	150,144,112

Balance as at April 1, 2012	37,159,605	18,576	150,144,112
Own shares acquired	(40,142)	—	—
Shares issued during the year on exercise of options	233,503	116	1,250,609
Issue of ordinary shares related to business combination	209,050	105	2,347,842

Balance as at March 31, 2013	37,562,016	18,797	153,742,563

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

On November 6, 2012, the Company issued 209,050 shares as a part of the initial consideration for the acquisition of Hotel Travel Group.

In December 2012, the Company purchased 40,142 of its own shares from the open market at the prevailing market price at different dates for USD 525,098, including directly attributable cost. This buy-back program was approved by the board of directors on November 6, 2012.

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

Foreign currency translation reserve

The translation reserve comprises foreign currency differences arising from the translation of the financial statements of the Indian, Singapore, Malaysia, Thailand, U.A.E. and China subsidiaries.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

26)	ACQUISITION OF NON-CONTROLLING INTERESTS

In December 2010, the Group acquired an additional 0.01% interest in its Indian subsidiary (MakeMyTrip (India) private Limited) for USD 325,140 in cash, increasing its ownership from 99.98% to 99.99%. The Group recognised a decrease in non-controlling interest of USD 6,545 and an increase in accumulated deficit of USD 318,595.

In February 2012, the Group acquired an additional 3.42% interest in its Singapore subsidiary (Luxury Tours & Travel Pte Ltd) through subscription of new equity shares issued by the subsidiary for USD 812,062 in cash, increasing its ownership from 79.36% to 82.78%. The Group recognised an increase in non-controlling interest of USD 148,425 and an increase in accumulated deficit of USD 148,425. Further, in August 2012, the Group acquired the remaining shares held by a shareholder of LTT for USD 792,982 in cash, increasing its ownership to 100%. The Group recognized a decrease in non-controlling interest of USD 5,378, an increase in accumulated deficit of USD 20,871 and a decrease in translation reserve of USD 15,493.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

27)	EARNINGS (LOSS) PER SHARE

The following is the reconciliation of the income (loss) attributable to ordinary shareholders and weighted average number of ordinary shares used in the computation of basic and diluted earnings (loss) per share for the year ended March 31, 2011, 2012 and 2013:

	For the Year Ended March 31
Particulars	2011	2012	2013
Earnings (Loss) attributable to ordinary shareholders (USD)	4,827,471	7,183,935	(27,592,521)
Accretion of liability component of Series A convertible and redeemable preference share (USD)	253,058	—	—
Accretion of liability component of Series B convertible and redeemable preference share (USD)	130,261	—	—
Accretion of liability component of Series C convertible and redeemable preference share (USD)	42,972	—	—
Net change in fair value of derivative on Series B convertible and redeemable preference share (USD)	(22,305)	—	—
Net change in fair value of derivative on Series C convertible and redeemable preference share (USD)	(26,077)	—	—

Earnings (Loss) attributable to ordinary shareholders – dilutive (USD)	5,205,380	7,183,935	(27,592,521)
Weighted average number of ordinary shares outstanding used in computing basic earnings (loss) per share	28,320,901	36,682,240	37,315,434
Dilutive effect of share based awards (Nos.)	1,935,921	1,551,830	—
Dilutive effect of convertible securities (Nos.)
- Series A convertible and redeemable preference share	2,504,765	—	—
- Series B convertible and redeemable preference share	1,129,632	—	—
- Series C convertible and redeemable preference share	1,059,028	—	—

Weighted average number of ordinary shares outstanding used in computing dilutive earnings (loss) per share	34,950,246	38,234,070	37,315,434

Earnings (Loss) per share (USD)
Basic	0.17	0.20	(0.74)
Diluted	0.15	0.19	(0.74)

As at March 31, 2013, 1,753,701 (March, 2012: Nil and March 2011: Nil) employees share based awards were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

28)	LOANS AND BORROWINGS

This note provides information about the contractual terms of Group’s interest bearing loans and borrowings, which are measured at amortized cost. For more information about the Group’s exposure to interest rate, foreign currency and liquidity risk, see note 5 and 34.

	As at March 31
Particulars	2012	2013
	(in USD)
Non-current liabilities
Finance lease liabilities	98,248	55,765
Secured bank loans	79,032	228,668

Non-current portion of loans and borrowings	177,280	284,433

	As at March 31
Particulars	2012	2013
	(in USD)
Current liabilities
Current portion of finance lease liabilities	35,676	27,149
Current portion of secured bank loans	46,407	108,310

Current portion of loans and borrowings	82,083	135,459

Terms and debt repayment schedule

Terms and conditions of outstanding loans were as follows:

				As at March 31, 2012		As at March 31, 2013
		Interest	Year of	Original	Carrying	Original	Carrying
Particulars	Currency	rate	maturity	value	amount	value	amount
					(in USD)
Secured bank loans	INR	9% - 13%	2014 - 2017	201,439	125,439	357,729	251,230
Finance lease liabilities	INR	10% - 14%	2012 - 2013	43,506	16,581	—	—
Finance lease liabilities	SGD	3.76% - 3.77%	2015 - 2017	156,025	117,343	32,250	16,124
Secured bank loans	THB	7.25%	2015	—	—	170,853	85,748
Finance lease liabilities	THB	4.35% - 7.60%	2015 - 2016	—	—	91,010	66,790

The bank loans are secured over motor vehicles with a carrying amount of USD 293,291 as at March 31, 2013 (March 31, 2012: USD 168,573).

The finance lease liabilities are secured over motor vehicles with a carrying amount of USD 89,630 as at March 31, 2013 (March 31, 2012: USD 177,334).

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Finance Lease Liabilities

Finance lease liabilities are as follows:

	As at March 31, 2012			As at March 31, 2013
Particulars	Future minimum lease payments	Interest	Present value of minimum lease payments	Future minimum lease payments	Interest	Present value of minimum lease payments
	(in USD)
Less than one year	39,950	4,274	35,676	32,223	5,074	27,149
Between one and five years	103,528	11,261	92,267	60,916	5,151	55,765
More than five years	6,548	567	5,981	—	—	—

Total	150,026	16,102	133,924	93,139	10,225	82,914

The Group has taken certain vehicles on lease and which have an option for the Group to purchase the vehicles as per terms of the lease agreements.

Credit Facility

The group has fund based limits with various banks amounting to USD 21,705,236 as at March 31, 2013 (March 31, 2012: USD 30,442,001). The group has drawn down from its outstanding limit amounting to USD 866,521 as at March 31, 2013 (March 31, 2012: Nil) (refer note 21).

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

The carrying amount of the liability component of convertible and redeemable preference share is summarized below:

Particulars	As at March 31, 2011
(in USD)
Carrying amount of liability at beginning of the year	40,759,654
Accretion of interest	426,291
Converted to ordinary shares on IPO	(41,185,945)

Carrying amount of liability at end of the year	—

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

29)	OTHER CURRENT LIABILITIES

Particulars	As at March 31
	2012	2013
	(in USD)
Statutory liabilities	1,876,980	1,782,279
Deferred rent liabilities	56,154	29,984
Other liabilities	168,432	699,425

Total	2,101,566	2,511,688

30)	OTHER NON-CURRENT LIABILITIES

Particulars	As at March 31
	2012	2013
	(in USD)
Deferred rent liabilities	600,607	674,130
Other liabilities	887,051	6,130,081

Total	1,487,658	6,804,211

31)	EMPLOYEE BENEFIT PLANS

	As at March 31
Particulars	2012	2013
	(in USD)
Defined benefit plan	481,313	693,276
Other long term employee benefit (liability for compensated absences)	199,822	317,017

Total	681,135	1,010,293

Defined Contribution Plan

The Group’s provident fund scheme is a defined contribution plan. The following table sets out the disclosure in respect of define contribution plan:

Particulars	For the Year Ended March 31
	2011	2012	2013
		(in USD)
Contribution to provident fund	631,670	955,497	1,181,632

Total	631,670	955,497	1,181,632

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Defined Benefit Plan

The Group’s gratuity scheme is a defined benefit plan. Gratuity is paid as a lump sum amount to employees at retirement or termination of employment at an amount based on the respective employee’s eligible salaries and the years of employment with the Group. The following table sets out the disclosure in respect of the defined benefit plan:

	As at March 31
Particulars	2012	2013
	(in USD)
Present value of unfunded obligations	481,313	693,276

Total	481,313	693,276

Movement in the Present Value of the Defined Benefit Obligation

	For the Year Ended March 31
Particulars	2011	2012	2013
		(in USD)
Defined benefit obligations at the beginning of the year	226,909	478,026	481,313
Current service costs	84,381	114,678	124,972
Interest on obligation	20,508	32,478	36,398

Actuarial (gain) losses in other comprehensive income	73,356	(23,223)	125,748
Benefits paid	(764)	(54,159)	(52,401)
Past service cost	72,068	—	—
Effects of movement in exchange rate	1,568	(66,487)	(22,754)

Defined benefit obligations at the end of the year	478,026	481,313	693,276

Expense Recognised in Profit or Loss

	For the Year Ended March 31
Particulars	2011	2012	2013
		(in USD)
Current service costs	84,381	114,678	124,972
Past service cost	72,068	—	—
Interest on obligation	20,508	32,478	36,398

Total	176,957	147,156	161,370

The expense is recognised in personnel expenses in the consolidated statements of comprehensive income (loss).

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Actuarial Gains and (Losses) Recognised in Other Comprehensive Income

	For the Year Ended March 31
Particulars	2011	2012	2013
	(in USD)
Cumulative amount at April 1	94,679	21,323	44,546
Recognised during the year	(73,356)	23,223	(125,748)

Cumulative amount at March 31	21,323	44,546	(81,202)

Actuarial Assumptions

Principal actuarial assumptions are given below:

	As at March 31
	2012	2013
Discount rate (per annum)	8.40%	8.00%
Future salary increases (per annum)	10.00%	10.00%
Retirement age	58	58
Withdrawal rates	25.00%	25.00%

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

The salary growth rate takes into account inflation, seniority, promotion and other relevant factors on long-term basis.

Historical Information:

	As at March 31
Particulars	2009	2010	2011	2012	2013
	(in USD)
Present value of defined benefit obligations	133,588	226,909	478,026	481,313	693,276
Experience gain (loss) adjustments arising on plan liabilities	32,627	1,780	(47,856)	6,594	(115,018)

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

32)	SHARE BASED PAYMENT

Description of the Share-Based Payment Arrangements

Share Option Programme (Equity-Settled)

a) 2006 MakeMyTrip.com Equity Option Plan

In 2006, the Group established a share option program in India, named the ‘2006 MakeMyTrip.com Equity Option Plan’ (or ‘2006 ESOP’), which was approved by the shareholders of the Company at an extra-ordinary meeting held on December 21, 2005. The ESOP entitles the eligible employees to purchase ordinary shares of the Group’s Indian Subsidiary. The Group granted employee stock options to eligible employees on various dates. There were nil options outstanding at March 31, 2010 as all options outstanding under this plan have been replaced with options granted under MMT ESOP plan. There have been no further issues of stock options under this plan.

b) MakeMyTrip.com Equity Option Plan

In 2000, the Group approved a share option programme in Mauritius, named the MakeMyTrip.com Equity Option Plan (“MMT ESOP Plan”). In June 2009, this plan was expanded in order to issue share options to employees of subsidiaries and directors of the group. The Group replaced certain share options to acquire shares in its Indian subsidiary held by employees at its subsidiaries with options granted under the MMT ESOP Plan. Total options granted under this plan were 2,703,810 during the year ended March 31, 2010. No options were granted during the year ended March 31, 2011, 2012 and 2013.

The number and weighted average exercise price of share options under MMT ESOP plan are as follows:

Particulars	Weighted Average Exercise Price (USD)	Number of Options	Weighted Average Exercise Price (USD)	Number of Options	Weighted Average Exercise Price (USD)	Number of Options
	For the Year Ended March 31
	2011	2011	2012	2012	2013	2013
Outstanding at beginning of the year	1.44	2,598,810	1.59	1,510,187	1.59	913,221
Forfeited and expired during the year	1.29	9,410	1.05	86,000	—	—
Granted during the year	—	—	—	—	—	—
Exercised during the year	1.22	1,079,213	1.69	510,966	1.88	222,094
Outstanding at the end of the year	1.59	1,510,187	1.59	913,221	1.49	691,127
Exercisable at the end of the year	1.76	1,300,187	1.70	823,221	1.56	646,127

The options outstanding at March 31, 2013 have an exercise price in the range of USD 0.4875 to USD 5.3940 (March 31, 2012: USD 0.4875 to USD 5.3940 and March 31, 2011: USD 0.4875 to USD 5.3940) and a weighted average contractual life of 8 months (March 31, 2012: 1 years and 8 months and March 31, 2011: 2 years and 8 months).

During the year ended March 31, 2013, share based payment expense for these options recognized under personnel expenses (refer note 12) amounted to USD 80,934 (March 31, 2012: USD (25,082) and March 31, 2011: USD 527,285).

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

c) Share Incentive Plan

In 2010, the Group approved a share incentive plan in Mauritius, named the MakeMyTrip 2010 Share Incentive Plan (“Share Incentive Plan”). During the year ended March 31, 2012 and 2013, the Group granted restricted share units, or RSUs, under the plan to eligible employees. Each RSU represents the right to receive one common share.

Terms and Conditions of the Share Incentive Plan

The terms and conditions relating to the grants under Share Incentive Plan are given below:

Grant date/Employees entitled	Number of instruments	Vesting conditions	Contractual life of RSU
RSU granted during the year ended March 31, 2012	977,693	Refer notes	4 – 8 years
RSU granted during the year ended March 31, 2013	850,160	Refer notes	4 – 8 years

Total RSU	1,827,853

Note:

1. Of the RSU granted during the year ended March 31, 2013:

- Nil (March 31, 2012: 75,832) RSU have 25% graded vesting each six months over 2 years period.

- 572,349 (March 31, 2012: 724,975) RSU have 33.33% graded vesting each year over 3 years period.

- 273,802 (March 31, 2012: 174,450) RSU have graded vesting over 4 years. 10% on the expiry of 12 months from the grant date. 20% on the expiry of 24 months from the grant date. 30% on the expiry of 36 months from the grant date. 40% on the expiry of 48 months from the grant date.

2. The RSU can be exercised within a period of 48 months from the date of vesting.

The number and weighted average exercise price of RSU under share incentive plan are as follows:

Particulars	Weighted Average Exercise Price (USD)	Number of Options	Weighted Average Exercise Price (USD)	Number of Options
	For the Year Ended March 31
	2012	2012	2013	2013
Outstanding at April 1	—	—	0.0005	955,404
Granted during the year	0.0005	977,693	0.0005	850,160
Forfeited and expired during the year	0.0005	(20,066)	0.0005	(51,551)
Exercised during the year	0.0005	(2,223)	0.0005	(11,409)
Outstanding at March 31	0.0005	955,404	0.0005	1,742,604
Exercisable at March 31	0.0005	15,146	0.0005	292,716

The RSU outstanding at March 31, 2013 have an exercise price of USD 0.0005 (March 31, 2012: USD 0.0005) and a weighted average contractual life of 5.1 years (March 31, 2012: 5.7 years).

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Inputs for Measurement of Grant Date Fair Values of Share Incentive Plan

The grant date fair value of the RSU granted to employees was measured based on the Black-Scholes option-pricing model. Expected volatility is estimated by considering historical average share price volatility of the comparable companies. The inputs used in the measurement of the fair values of the RSU at the date of grant are summarized below:

For the Year Ended March 31
	2012	2013
Fair value of RSU and assumptions
Share price (USD)	19.29 – 25.01	12.44 – 22.97
Exercise price (USD)	0.0005	0.0005
Expected volatility	42.2% – 54.0%	38.2% – 52.4%
Expected term	2.5 – 6 years	2.5 – 6 years
Expected dividends	—	—
Risk-free interest rate	0.23% – 2.15%	0.29% – 1.32%

During the year ended March 31, 2013, share based payment expense recognized under personnel expenses (refer note 12) is amounting to USD 11,294,316 (March 31, 2012: USD 6,919,532) for the RSU granted under the share incentive plan.

33)	TRADE AND OTHER PAYABLES

	As at March 31
Particulars	2012	2013
	(in USD)
Other trade payables	25,437,805	47,083,699
Accrued expenses	10,331,310	11,660,143
Advance from customers	10,928,529	21,848,399

Total	46,697,644	80,592,241

The Group’s exposure to currency and liquidity risk related to trade and other payables is disclosed in note 5 and 34.

34)	FINANCIAL INSTRUMENTS

Credit Risk

Exposure to Credit Risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	As at March 31
Particulars	2012	2013
	(in USD)
Trade and other receivables	21,382,420	26,111,393
Other assets	77,495	1,256,185
Term deposits	44,325,130	48,114,962
Cash and cash equivalents (except cash in hand)	43,642,493	36,304,968

Total	109,427,538	111,787,508

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The maximum exposure to credit risk for trade and other receivables at the reporting date by geographic region was:

	As at March 31
Particulars	2012	2013
	(in USD)
India	18,318,872	18,585,268
Others	3,063,548	7,526,125

Total	21,382,420	26,111,393

The maximum exposure to credit risk for trade and other receivables and term deposits at the reporting date by type of counterparty was:

	As at March 31
Particulars	2012	2013
	(in USD)
Airlines	8,596,077	9,222,904
Retail customers	3,155,009	6,221,066
Corporate customers	4,480,419	4,649,209
Deposit with hotels and others	807,159	3,459,922
Term deposits with bank	44,325,130	48,114,962
Others	4,343,756	2,558,292

Total	65,707,550	74,226,355

Impairment Losses

The age of trade and other receivables and term deposits at the reporting date was:

	As at March 31
	2012		2013
Particulars	Gross	Impairment	Gross	Impairment
	(in USD)
Not past due	59,141,527	—	65,209,117	—
Past due 0-30 days	2,182,304	—	2,905,557	—
Past due 30-120 days	4,315,532	—	5,954,368	—
More than one year	1,145,473	1,077,286	2,377,597	2,220,284

Total	66,784,836	1,077,286	76,446,639	2,220,284

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The movement in the allowance for doubtful debts in respect of trade and other receivables during the year was as follows:

	For the year ended March 31
Particulars	2012	2013
	(in USD)
Balance at the beginning of the year	1,132,850	1,077,286
Provision for doubtful debts	528,042	1,387,780
Amounts written off against the allowance	(432,177)	(193,134)
Effects of movement in exchange rate	(151,429)	(51,648)
Balance at the end of the year	1,077,286	2,220,284

Allowance for doubtful debts mainly represents amounts due from airlines, global distribution system providers and retail customers. Based on historical experience, the Group believes that no impairment allowance is necessary, apart from above, in respect of trade receivables.

Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

As at March 31, 2012

Non-derivative financial liabilities	Carrying amount	Contractual cash flows*	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
	(in USD)
Finance lease liabilities	133,924	(150,026)	(20,163)	(19,787)	(34,882)	(68,646)	(6,548)
Secured bank loans	125,439	(143,282)	(28,271)	(28,271)	(56,021)	(30,719)	—
Trade and other payables	35,769,115	(35,769,115)	(35,769,115)	—	—	—	—
Other liabilities	2,932,463	(3,233,677)	(2,051,392)	—	(1,182,285)	—	—

Total	38,960,941	(39,296,100)	(37,868,941)	(48,058)	(1,273,188)	(99,365)	(6,548)

Derivative financial liabilities	Carrying amount	Contractual cash flows*	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
	(in USD)
Derivative Instrument	149,135	—	—	—	—	—	—

Total	149,135	—	—	—	—	—	—

Notes: *	Represents undiscounted cash flows of interest and principal

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As at March 31, 2013

Non-derivative financial liabilities	Carrying amount	Contractual cash flows*	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
	(in USD)
Finance lease liabilities	82,914	(93,139)	(16,111)	(16,112)	(32,222)	(28,694)	—
Secured bank loans	336,978	(398,867)	(68,640)	(68,142)	(117,104)	(144,981)	—
Trade and other payables	58,743,842	(58,743,842)	(58,743,842)	—	—	—	—
Other liabilities	8,611,785	(11,454,548)	(1,782,279)	(768,906)	(768,628)	(8,134,735)	—
Bank overdraft	866,521	(866,521)	(866,521)	—	—	—	—

Total	68,642,040	(71,556,917)	(61,477,393)	(853,160)	(917,954)	(8,308,410)	—

Notes: *	Represents undiscounted cash flows of interest and principal

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

	As at March 31
Particulars	2012	2013
	(in USD)
Trade and other receivables	5,122,592	9,645,400
Trade and other payables	(17,138,755)	(26,728,502)
Cash and cash equivalents	3,641,352	2,240,743

Net exposure	(8,374,811)	(14,842,359)

The following significant exchange rates applied during the year:

	Average exchange rate		Reporting date rate
USD	2012	2013	March 31, 2012	March 31, 2013
INR 1	0.0192	0.0184	0.0207	0.0183

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Sensitivity Analysis

Any change in the exchange rate of USD against currencies other than INR is not expected to have significant impact on the Group’s profit or loss. Accordingly, a 10% appreciation of the USD as indicated below, against the INR would have increased loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables remain constant.

	For the Year Ended March 31
Particulars	2012	2013
	(in USD)
10% strengthening of USD against INR	(797,601)	(1,413,558)

A 10% depreciation of the USD against INR would have had the equal but opposite effect on the above currency to the amounts shown above, on the basis that all other variables remain constant.

Interest Rate Risk

Profile

At the reporting date the interest rate profile of the Group’s interest-bearing financial instruments was as follows:

	As at March 31
Particulars	2012	2013
	(in USD)
Fixed rate instruments
Financial assets
Term deposits	44,325,130	48,114,962
Cash and cash equivalents	24,876,583	7,246,136
Financial liabilities
Finanace lease liabilities	133,924	82,914
Secured bank loans	125,439	336,978

	69,461,076	55,780,990

Variable rate instruments
Financial liabilities
Bank overdraft	—	866,521

	—	866,521

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fair Value Sensitivity Analysis for Fixed Rate Instruments

The Group does not account for any fixed rate financial assets and liabilities at fair value through profit or loss. Therefore a change in interest rates at the reporting date would not affect profit or loss.

Cash Flow Sensitivity Analysis for Variable Rate Instruments

An increase of 100 basis points in interest rates at the reporting date would have increased loss as at March 31, 2013 by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

Profit or Loss
(in USD)
March 31, 2012	—
March 31, 2013	8,665

A decrease of 100 basis points in the interest rates at the reporting date would have had equal but opposite effect on the amounts shown above, on the basis that all other variable remain constant.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fair Values

Fair Values Versus Carrying Amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	As at March 31, 2012		As at March 31, 2013
Particulars	Carrying amount	Fair value	Carrying amount	Fair value
	(in USD)
Assets carried at fair value
Other investments	4,416,543	4,416,543	4,958,994	4,958,994
Derivatives instruments	202,054	202,054	203,651	203,651

	4,618,597	4,618,597	5,162,645	5,162,645

Assets carried at amortised cost
Trade and other receivables	21,382,420	21,382,420	26,111,393	26,111,393
Term deposits	44,325,130	44,325,130	48,114,962	48,114,962
Cash and cash equivalents	43,798,230	43,798,230	36,501,478	36,501,478
Other assets	77,495	77,495	1,256,185	1,256,185

	109,583,275	109,583,275	111,984,018	111,984,018

Liabilities carried at fair value
Financial liabilities	—	—	6,829,506	6,829,506
Derivatives instruments	149,135	149,135	—	—

	149,135	149,135	6,829,506	6,829,506

Liabilities carried at amortized cost
Finanace lease liabilities	133,924	133,924	82,914	82,914
Secured bank loans	125,439	125,439	336,978	336,978
Bank overdraft	—	—	866,521	866,521
Trade and other payables	35,769,115	35,769,115	58,743,842	58,743,842
Other liabilities	2,932,463	2,932,463	1,782,279	1,782,279

	38,960,941	38,960,941	61,812,534	61,812,534

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	As at March 31, 2013
Particulars	Level 1	Level 2	Level 3	Total
	(in USD)
Other investment	—	—	4,958,994	4,958,994
Derivatives instruments	—	—	203,651	203,651

Total Assets	—	—	5,162,645	5,162,645

Financial liabilities	—	—	6,829,506	6,829,506

Total Liabilities	—	—	6,829,506	6,829,506

	As at March 31, 2012
Particulars	Level 1	Level 2	Level 3	Total
	(in USD)
Other investments	—	—	4,416,543	4,416,543
Derivatives instruments	—	—	202,054	202,054

Total Assets	—	—	4,618,597	4,618,597

Derivatives instruments	—	—	149,135	149,135

Total Liabilities	—	—	149,135	149,135

The following table shows a reconciliation from the beginning balances to the ending balances for fair value measurement in Level 3 of the fair value hierarchy:

	As at March 31, 2013
	Other	Derivatives	Derivatives	Financial
Particulars	investments	instruments	instruments	liabilities
	(in USD)
Opening balances	4,416,543	202,054	(149,135)	—
Arising from acquisition	83,404	—	—	6,412,283
Total gains and losses recognized in:
- in profit or loss	—	(187,377)	338,109	417,223
- in other comprehensive income	459,047	—	—

Closing balances	4,958,994	14,677	188,974	6,829,506

	As at March 31, 2012
	Other	Derivatives	Derivatives
Particulars	investment	instruments	instruments
		(in USD)
Opening balances	—	—	—
Arising from acquisition	4,845,480	246,312	(127,568)
Total gains and losses recognized in:
- in profit or loss	—	(44,258)	(21,567)
- in other comprehensive income	(428,937)	—	—

Closing balances	4,416,543	202,054	(149,135)

The basis for determining fair values is disclosed in note 4.

There were no transfers between Level 1, Level 2 and Level 3 during the year.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

35)	OPERATING LEASES

Leases as lessee

Non cancellable operating lease rentals are payable as follows:

	As at March 31
Particulars	2012	2013
	(in USD)
Less than one year	2,184,098	2,371,547
Between one and five years	5,861,875	6,668,180
More than five years	4,435,539	3,333,792

Total	12,481,512	12,373,519

The Group leases a number of offices under operating leases. The lease period ranges for a period of three to nine years, with an option to renew the lease after that date. Lease payments are increased after a specified period under such arrangements.

During the year ended March 31, 2013, USD 2,606,709 was recognized as rent expense under other operating expense in profit or loss in respect of operating leases (March 31, 2012: USD 2,079,183).

36)	CAPITAL COMMITMENTS

Estimated amount of contracts remaining to be executed on the capital account and not provided for (net of advances) aggregate USD 1,069,315 as at March 31, 2013 (March 31, 2012: USD 1,665,833).

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

Related parties and nature of relationships where control exists:

Nature of relationship	Name of related parties
Holding Company (until August 17, 2010)	SB Asia Infrastructure Fund II, Limited Partnership, Cayman Islands

Related parties and nature of related party relationships:

Nature of relationship	Name of related parties
Significant influence over the Company (with effect from August 18, 2010)	SB Asia Infrastructure Fund II, Limited Partnership, Cayman Islands
Key management personnel	Deep Kalra
Key management personnel	Keyur Joshi
Key management personnel	Rajesh Magow
Key management personnel	Mohit Gupta
Key management personnel	Amit Somani
Key management personnel	Sanket Atal (from June 4, 2012)
Key management personnel	Mukesh Singh (till July 22, 2011)
Key management personnel	Vivek Gour
Key management personnel	Frederic Lalonde
Key management personnel Key management personnel	Philip Wolf Ranodeb Roy

Party controlled by key management personnel	PhoCus Wright Inc.

Party controlled by key management personnel	Chandra Capital

Transactions with Holding company:

	For the Year Ended March 31
Transactions	2011	2012	2013
	(in USD)
Revenue from air ticketing	5,367	—	—

Transactions with entity having significant influence over the Company:

	For the Year Ended March 31
Transactions	2011	2012	2013
	(in USD)
Revenue from air ticketing	17,075	—	—

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

Transactions with party controlled by key management personnel:

	For the Year Ended March 31
Transactions	2011	2012	2013
	(in USD)
Revenue from air ticketing	4,560	45,808	63,110
Purchase of marketing and other services	25,100	28,998	42,116

	As at March 31
Balance Outstanding	2012	2013
	(in USD)
Trade and other payables	16,455	—
Trade and other receivables	73,849	29,961

Transactions with Key Management Personnel:

Key Management Personnel Compensation*

Key management personnel compensation comprised:

	Year ended March 31,
Particulars	2011	2012	2013
		(in USD)
Short-term employee benefits	473,592	1,391,278	1,009,198
Contribution to provident fund	19,687	41,710	56,172
Share based payment	—	5,444,578	9,259,575
Legal and professional	10,000	85,000	95,000

Total	503,279	6,962,566	10,419,945

Note: *	Provision for gratuity and compensated absences has not been considered, since the provisions are based on actuarial valuations for the Group’s entities as a whole.