Form 20-F
period 2014-03-31
MakeMyTrip Ltd
filed 2014-06-06
CIK 1495153

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 001-34837

MakeMyTrip Limited

(Exact Name of Registrant as specified in its charter)

Not Applicable	Mauritius
(Translation of Registrant’s Name Into English)	(Jurisdiction of Incorporation or Organization)

Tower A, SP Infocity, 243,

Udyog Vihar, Phase 1

Gurgaon, Haryana 122016, India

(Address of Principal Executive Offices)

Mohit Kabra

Group Chief Financial Officer

Tower A, SP Infocity, 243,

Udyog Vihar, Phase 1

Gurgaon, Haryana 122016, India

(91-124) 439-5000

mohit.kabra@makemytrip.com

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

As of March 31, 2014, 41,678,341 ordinary shares, par value $0.0005 per share, were issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☐             No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Yes  ☐             No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See the definitions of “large accelerated filer” and “accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued	Other ☐
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

Yes  ☐            No  ☐

CONVENTIONS USED IN THIS ANNUAL REPORT

In this Annual Report, we refer to information regarding the travel service industry and our competitors from market research reports, analyst reports and other publicly available sources, including from PhoCusWright Inc., or PhoCusWright, an independent travel industry research company founded and previously controlled by Mr. Philip C. Wolf, one of our directors. See “Item 7. Major Shareholders and Related Party Transactions — Transactions with PhoCusWright” for details of our transactions with PhoCusWright. We also refer to data from the United States Central Intelligence Agency “World Factbook”, or CIA World Factbook, the Directorate General of Civil Aviation, the Indian governmental regulatory body for civil aviation, or DGCA and the Internet and Mobile Association of India, or IAMAI.

We conduct our business principally through our Indian subsidiary, MakeMyTrip (India) Private Limited, or MMT India. Our other principal operating subsidiaries include Hotel Travel Limited, Malaysia and HTN Co., Ltd., Thailand, the two main operating entities of the group of companies known as the Hotel Travel Group; ITC Bangkok Co., Ltd., Thailand, the main operating entity of the group of companies known as the ITC Group; Luxury Tours & Travel Pte Ltd, Singapore, or Luxury Tours; Luxury Tours (Malaysia) Sdn. Bhd. or Luxury Tours (Malaysia); MakeMyTrip Inc., or MMT USA; and Easy To Book Service B.V., the main operating entity of the group of companies known as the Easytobook.com group, or the ETB Group. In this Annual Report, unless otherwise stated or unless the context otherwise requires, references to “we,” “us,” “our,” “our company” or “our group” are to MakeMyTrip Limited and its subsidiaries collectively, and references to “our holding company” are to MakeMyTrip Limited on a standalone basis.

In this Annual Report, references to “US,” the “United States” or “USA” are to the United States of America, its territories and its possessions, references to “India” are to the Republic of India, references to “Mauritius” are to the Republic of Mauritius, references to “the Netherlands” are to the Kingdom of the Netherlands, references to “Singapore” are to the Republic of Singapore, references to “Malaysia” are to the Federation of Malaysia and references to “Thailand” are to the Kingdom of Thailand. References to “$,” “dollars” or “US dollars” are to the legal currency of the United States, references to “Rs.,” “Rupees” or “Indian Rupees” are to the legal currency of India and references to “Euro” are to the legal currency of the European Union.

Solely for the convenience of the reader, this Annual Report contains translations of certain Indian Rupee amounts into US dollars at specified rates. Except as otherwise stated in this Annual Report, all translations from Indian Rupees to US dollars are based on the noon buying rate of Rs. 58.36 per $1.00 in the City of New York for cable transfers of Indian Rupees, as certified for customs purposes by the Federal Reserve Bank of New York on May 23, 2014. No representation is made that the Indian Rupee amounts referred to in this Annual Report could have been or could be converted into US dollars at such rates or any other rates. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Unless otherwise indicated, the consolidated financial statements and related notes as of and for the fiscal years ended March 31, 2012, 2013 and 2014 included elsewhere in this Annual Report have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. References to a particular “fiscal year” are to our fiscal year ended March 31 of that year. Our fiscal quarters end on June 30, September 30, December 31 and March 31. References to a year other than a “fiscal” year are to the calendar year ended December 31.

We also refer in various places within this Annual Report to “adjusted operating profit (loss),” “adjusted net profit (loss)” and “revenue less service cost,” which are non-IFRS measures. “Revenue less service cost” is calculated as revenue less costs for the acquisition of relevant services and products for sale to customers. The IFRS measures most directly comparable to “adjusted operating profit (loss)” and “adjusted net profit (loss)” are results from operating activities and profit (loss) for the year, respectively. Each item is more fully explained in “Item 5. Operating and Financial Review and Prospects”. The presentation of these non-IFRS measures is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB.

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

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information — D. Risk Factors,” and the following:

•	our ability to maintain and expand our supplier relationships;

•	our reliance on technology;

•	our ability to expand our business, implement our strategy and effectively manage our growth;

•	political and economic stability in and around India, Thailand and other key travel destinations;

•	our ability to successfully implement our growth strategy;

•	our ability to attract, train and retain executives and other qualified employees;

•	increasing competition in the Indian travel industry; and

•	risks associated with online commerce security.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

A. Selected Consolidated Financial Data

The following selected consolidated statement of profit or loss and other comprehensive income (loss) data for fiscal years 2012, 2013 and 2014 and the selected consolidated statement of financial position data as of March 31, 2013 and 2014 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. The selected consolidated statement of profit or loss and other comprehensive income (loss) data for fiscal years 2010 and 2011 and the selected consolidated statement of financial position as of March 31, 2010, 2011 and 2012 have been derived from our audited consolidated financial statements not included in this Annual Report. The financial data set forth below should be read in conjunction with, and is qualified by reference to, “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and notes thereto included elsewhere in this Annual Report. Our consolidated financial statements are prepared and presented in accordance with IFRS as issued by the IASB. Our historical results do not necessarily indicate results expected for any future period.

The following information should be read in conjunction with, and is qualified in its entirety by reference to, “Item 5. Operating and Financial Review and Prospects” and the audited consolidated financial statements and the notes thereto included elsewhere in this Annual Report.

	Fiscal Year Ended March 31
	2010	2011	2012	2013	2014
	(in thousands, except percentages)
Consolidated Statement of Profit or Loss and Other Comprehensive Income (Loss) Data:
Revenue:
Air ticketing	$32,119.5	$47,622.7	$76,190.3	$60,888.8	$66,523.2
Hotels and packages	50,287.9	74,558.0	116,701.1	164,129.3	184,500.7
Other revenue	1,152.8	2,540.7	3,707.8	3,803.8	4,350.7
Total revenue	83,560.2	124,721.4	196,599.3	228,821.9	255,374.6
Other Income					1,312.3
Service cost:
Procurement cost of hotels and packages services	(42,292.2)	(63,650.9)	(98,474.8)	(136,537.1)	(144,507.8)
Cost of air ticket coupons	(985.5)	—	(9,939.6)	(4,119.6)	(4,471.7)
Personnel expenses	(16,562.0)	(14,399.0)	(26,520.7)	(34,520.5)	(37,220.8)
Other operating expenses	(28,160.5)	(40,698.9)	(54,868.7)	(67,954.0)	(80,116.0)
Depreciation and amortization	(1,569.7)	(1,910.6)	(2,790.2)	(3,752.7)	(5,692.1)
Results from operating activities	(6,009.8)	4,061.9	4,005.4	(18,062.0)	(15,321.6)
Net finance income (costs)	(188.8)	(1,923.9)	(2,969.2)	(741.9)	(5,334.0)
Share of loss of equity-accounted investee	—	—	(66.0)	(186.1)	(171.5)
Profit (Loss) before tax	(6,198.6)	2,138.0	970.2	(18,990.1)	(20,827.0)
Income tax benefit (expense)	(8.4)	2,691.7	6,078.1	(8,599.0)	(78.5)
Profit (Loss) for the year	$(6,207.0)	$4,829.7	$7,048.4	$(27,589.1)	$(20,905.6)
Earnings (Loss) per ordinary share:
Basic	$(0.35)	$0.17	$0.20	$(0.74)	$(0.55)
Diluted	$(0.35)	$0.15	$0.19	$(0.74)	$(0.55)
Weighted average number of ordinary shares outstanding:
Basic	17,521,120	28,320,901	36,682,240	37,315,434	37,832,246
Diluted	17,521,120	34,950,246	38,234,070	37,315,434	37,832,246
Proforma earnings (loss) per ordinary share (1)
Basic	$(0.18)	$0.16	$—	$—	$—
Diluted	$(0.18)	$0.15	$—	$—	$—
Proforma weighted average number of ordinary shares outstanding (1)
Basic	29,845,580	32,993,361	—	—	—
Diluted	29,845,580	34,929,282	—	—	—

Note:

(1)	In December 2006, August 2007 and May 2008, we issued Series A, Series B and Series C preferred shares, respectively, that were converted into ordinary shares effective upon the completion of our initial public offering on August 17, 2010. Our proforma earnings (loss) per ordinary share (basic and diluted) and proforma weighted average number of ordinary shares outstanding (basic and diluted) have been calculated and presented for fiscal years 2010 and 2011 assuming that the conversion of all our outstanding preferred shares occurred on a “hypothetical basis” on April 1, 2007 for our Series A and Series B preferred shares and April 1, 2008 for our Series C preferred shares. As no preferred shares were outstanding during fiscal years 2012, 2013 and 2014, proforma earnings (loss) per ordinary share (basic and diluted) and proforma weighted average number of ordinary shares outstanding (basic and diluted) have not been presented for fiscal years 2012, 2013 and 2014.

The following table sets forth a summary of our consolidated statement of financial position as of March 31, 2010, 2011, 2012, 2013 and 2014:

	As of March 31
	2010	2011	2012	2013	2014
	(in thousands)
Consolidated Statement of Financial Position Data:
Trade and other receivables	$12,449.5	$12,857.2	$21,382.4	$26,111.4	$29,355.7
Term deposits	14,471.4	16,941.9	44,325.1	48,115.0	105,169.8
Cash and cash equivalents	9,341.5	51,730.3	43,798.2	36,501.5	38,011.8
Net current assets	(29,638.5)	66,585.5	89,469.2	57,758.1	37,264.6
Total assets	50,633.5	112,939.6	170,191.4	194,620.1	269,837.0
Total equity (deficit)	(24,955.4)	76,275.9	118,791.8	101,994.0	162,299.5
Loans and borrowings(1)	40,966.9	209.6	259.4	419.9	318.1
Trade and other payables	26,467.0	29,694.7	46,697.6	80,592.2	86,213.5
Total liabilities	75,584.5	36,663.8	51,399.6	92,626.2	107,537.5
Total equity (deficit) and liabilities	$50,633.5	$112,939.6	$170,191.4	$194,620.1	$269,837.0

Note:

(1)	The preferred shares issued by us were compound financial instruments with equity, liability and embedded derivative components. Accordingly, the liability portion of our preferred shares amounting to $40.8 million for fiscal year 2010 had been included under our loans and borrowings. All our preferred shares were converted into ordinary shares effective upon the completion of our initial public offering on August 17, 2010. Accordingly, no liability has been included under our loans and borrowings on account of such shares for fiscal years 2011, 2012, 2013 and 2014.

Other Data:

The following table sets forth for the periods indicated, certain selected consolidated financial and other data:

	Fiscal Year Ended March 31
	2010	2011	2012	2013	2014
	(in thousands, except percentages)
Number of transactions:
Air ticketing	1,766.9	2,824.6	3,715.4	3,794.1	3,999.2
Hotels and packages	109.7	175.9	343.1	568.1	869.8
Revenue less service cost(1):
Air ticketing	$31,134.0	$47,622.7	$66,250.7	$56,769.2	$62,051.5
Hotels and packages	7,995.7	10,907.1	18,226.3	27,592.2	39,992.9
Other revenue	1,152.8	2,540.7	3,707.8	3,803.8	4,350.7
	$40,282.5	$61,070.5	$88,184.9	$88,165.2	$106,395.1
Gross bookings(2):
Air ticketing	$408,603.1	$647,846.9	$839,234.3	$939,637.5	$943,699.1
Hotels and packages	57,273.1	94,608.2	153,723.2	229,921.0	317,518.4
Net revenue margins(3):
Air ticketing	7.6%	7.4%	7.9%	6.0%	6.6%
Hotels and packages	14.0%	11.5%	11.9%	12.0%	12.6%

Notes:

(1)	As certain parts of our revenue are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on revenue less service cost, which is a non-IFRS measure, as we believe that revenue less service cost reflects more accurately the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our revenue less service cost may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation. The following table reconciles our revenue (an IFRS measure) to revenue less service cost (a non-IFRS measure):

	Air Ticketing					Hotels and Packages					Other Revenue					Total
	Fiscal Year Ended March 31					Fiscal Year Ended March 31					Fiscal Year Ended March 31					Fiscal Year Ended March 31
	2010	2011	2012	2013	2014	2010	2011	2012	2013	2014	2010	2011	2012	2013	2014	2010	2011	2012	2013	2014
	(in thousands)
Revenue	$32,119.5	$47,622.7	$76,190.3	$60,888.8	$66,523.2	$50,287.9	$74,558.0	$116,701.1	$164,129.3	$184,500.7	$1,152.8	$2,540.7	$3,707.8	$3,803.8	$4,350.7	$83,560.2	$124,721.4	$196,599.3	$228,821.9	$255,374.6
Less: Service Cost	985.5	—	9,939.6	4,119.6	4,471.7	42,292.2	63,650.9	98,474.8	136,537.1	144,507.8	—	—	—	—	—	43,277.7	63,650.9	108,414.3	140,656.7	148,979.6
Revenue less service cost	$31,134.0	$47,622.7	$66,250.7	$56,769.2	$62,051.5	$7,995.7	$10,907.1	$18,226.3	$27,592.2	$39,992.9	$1,152.8	$2,540.7	$3,707.8	$3,803.8	$4,350.7	$40,282.5	$61,070.5	$88,184.9	$88,165.2	$106,395.1

(2)	Gross bookings represent the total amount paid by our customers for the travel services and products booked through us, including taxes, fees and other charges, and are net of cancellations and refunds.
(3)	Net revenue margins is defined as revenue less service cost as a percentage of gross bookings.

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

Risks Related to Us and Our Industry

Declines or Disruptions in the Travel Industry Could Adversely Affect Our Business and Financial Performance.

Our business and financial performance is affected by the health of the travel industry in India and worldwide, including changes in supply and pricing. Events specific to the travel industry that could negatively affect our business include continued fare increases, travel-related strikes or labor unrest, general civil unrest, fuel price volatility and bankruptcies or liquidations of our suppliers. For example, events in the Middle East over the past several years have resulted in an adverse impact on travel to that region. Such events have also contributed to an increase in crude oil prices which may have an adverse impact on the travel industry globally, including our business. Similarly, political unrest in Bangkok, Thailand, has negatively impacted travel to those locations. In addition, the drop in the average value of the Indian Rupee as compared to the US dollar in fiscal year 2014 adversely impacted the Indian travel industry as it made travel for Indian consumers outside of India more expensive.

Additionally, our business is sensitive to safety concerns, and thus our business has in the past declined and may in the future decline after incidents of actual or threatened terrorism, during periods of political instability or conflict or during other periods in which travelers become concerned about safety issues, including as a result of natural disasters such as tsunamis or earthquakes or when travel might involve health-related risks, such as the influenza A virus (H1N1), avian flu (H5N1 and H7N9) and Severe Acute Respiratory Syndrome, or other epidemics or pandemics. Such events are outside our control and could result in a significant decrease in demand for our travel services. Any such decrease in demand, depending on its scope and duration, together with any other issues affecting travel safety, could significantly and adversely affect our business and financial performance over the short and long term. The occurrence of such events could result in disruptions to our customers’ travel plans and we may incur additional costs and constrained liquidity if we provide relief to affected customers by not charging cancellation fees or by refunding the cost of airline tickets, hotel reservations and other travel services and products. If there is a prolonged substantial decrease in travel volumes, particularly air travel and hotels, for these or any other reasons, our business, financial condition and results of operations would be adversely affected.

Our Business and Results of Operations Could Be Adversely Affected by Global Economic Conditions.

Consumer purchases of discretionary items generally decline during periods of recession and other periods in which disposable income is adversely affected. As a substantial portion of travel expenditure, for both business and leisure, is discretionary, the travel industry tends to experience weak or reduced demand during economic downturns.

Unfavorable changes in the above factors or in other business and economic conditions affecting our customers could result in fewer reservations made through our websites and/or lower our net revenue margins, and have a material adverse effect on our financial condition and results of operations.

Since the beginning of the global financial crisis in the third quarter of 2008, adverse developments in the international financial markets have created challenging economic conditions for businesses and governments around the world. These adverse developments have included increased market volatility, tightened liquidity in credit markets, diminished expectations for economic growth and a reduction in consumer and business spending. While the global economy has recovered to some extent since 2010, the recovery remains fragile and slow-paced as high-income countries continue to suffer from volatility and slow growth, and it could be adversely impacted by several factors, including the deterioration of general economic conditions or political unrest in Europe as fiscal austerity continues, unemployment rates remain elevated and the potential for conflict in eastern Europe, restrained monetary policy in the form of tapering and other debt and fiscal issues in the United States and a slowdown in economic growth in China as its new leadership attempts to rebalance its economy from investment and exports to increased domestic consumption and restrain lending practices. The weakness and uncertainty in the global economy have negatively impacted both corporate and consumer spending patterns and demand for travel services, globally and in India, and may continue to do so in the future.

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

If We Are Unable to Maintain Existing, and Establish New, Arrangements with Our Travel Suppliers, Our Business May Be Adversely Affected.

Our business is dependent on our ability to maintain our relationships and arrangements with existing suppliers, such as airlines which supply air tickets to us directly, Amadeus IT Group, SA, or Amadeus, our global distribution system, or GDS, service provider, Indian Railways, hotels, hotel suppliers and destination management companies, bus operators and car hire companies, as well as our ability to establish and maintain relationships with new travel suppliers. A substantial portion of our revenue less service cost is derived from fees and commissions negotiated with travel suppliers for bookings made through our websites or via our other distribution channels. Adverse changes in existing arrangements, including an inability by any travel supplier to fulfill their payment obligation to us in a timely manner, increasing industry consolidation or our inability to enter into or renew arrangements with these parties on favorable terms, if at all, could reduce the amount, quality, pricing and breadth of the travel services and products that we are able to offer, which could adversely affect our business and financial performance. For example, we have experienced short-term disruptions in the supply of tickets from domestic airlines in the past.

In addition, adverse economic developments affecting the travel industry could also adversely impact our ability to maintain our existing relationships and arrangements with one or more of our suppliers. In particular, adverse changes to the overall business and financial climate for the airline industry in India due to various factors including, but not limited to, rising fuel costs, high taxes, significant depreciation of the Indian Rupee as compared to the US dollar making travel for Indian consumers outside India more expensive, and increased liquidity constraints, could affect the ability of one or more of our airline suppliers to continue to operate or otherwise meet our demand for tickets, which, in turn, could materially and adversely affect our financial results. For example, during fiscal year 2013, Kingfisher Airlines, one of the major airlines in India and one of our airline suppliers, shut down its operations, which resulted in a decline in the total capacity in the airline industry in India. In addition, adverse economic developments affecting the travel industry resulted in airlines in India reducing the base commissions paid to travel agencies from fiscal year 2013. Further, in fiscal year 2014, due to capacity constraints in the airline industry in India, the domestic airfare environment was marked by record high airfares which led to reduced growth in domestic air travel in the country. These factors were primarily responsible for causing us to record a net loss of $(20.9) million in fiscal year 2014 as compared to a net loss of $(27.6) million in fiscal year 2013 and a profit of $7.0 million in fiscal year 2012. Any consolidation in the airline industry involving our suppliers may also adversely affect our existing relationships and arrangements with such suppliers.

No assurance can be given that our agreements or arrangements with our travel suppliers or GDS service provider will continue or that our travel suppliers or GDS service provider will not further reduce or eliminate fees or commissions or attempt to charge us for content, terminate our contracts, make their products or services unavailable to us as part of exclusive arrangements with our competitors or default on or dispute their payment or other obligations towards us, any of which could reduce our revenue and net revenue margins or may require us to initiate legal or arbitral proceedings to enforce their contractual payment obligations, which may adversely affect our business and financial performance. See also “— Some of Our Airline Suppliers (Including Our GDS Service Provider) May Reduce or Eliminate the Commission and Other Fees They Pay to Us for the Sale of Air Tickets and This Could Adversely Affect Our Business and Results of Operations.”

We Do Not Have Formal Agreements with Many of Our Travel Suppliers.

We rely on various travel suppliers to facilitate the sale of our travel services. We do not have formal agreements with many of our travel suppliers, including low-cost airlines and many hotels, whose booking systems or central reservations systems are relied upon by us for bookings and confirmation as well as certain payment gateway arrangements, and there can be no assurance that these third parties will not terminate these arrangements with us at short notice or without notice. Further, where we have entered into formal agreements, many of these agreements are short-term contracts, requiring periodic renewal and providing our counterparties with a right to terminate at short notice or without notice. Some of these agreements are scheduled to expire in the near future and we are in the process of renewing those agreements. Many of our suppliers with whom we have formal agreements, including airlines, are also able to alter the terms of their contracts with us at will or at short notice. For example, our agreement with Indian Railways Catering and Tourism Corporation Limited, or IRCTC, which allows us to transact with Indian Railways’ passenger reservation system through the Internet, can be terminated or temporarily suspended by IRCTC without prior notice and at its sole discretion. Termination, non-renewal or suspension or an adverse amendment of any of the abovementioned agreements and/or arrangements could have a material adverse effect on our business, financial condition and results of operations.

We Have Sustained Operating Losses in the Past and May Continue to Experience Operating Losses in the Future.

We sustained operating losses in fiscal years 2013 and 2014 and in all our fiscal years prior to and including fiscal year 2010. While we generated operating profits in fiscal years 2011 and 2012, there can be no assurance that we will be able to return to profitability or that we can avoid operating losses in the future. We expect that our advertisement and business promotion expenses going forward will increase as a result of our continued investment in the hotels and packages business The degree of increase in these expenses will be largely based on anticipated organizational growth and revenue trends. As a result, any decrease or delay in generating additional sales volumes and revenue could result in substantial operating losses.

We Rely on Third-Party Systems and Service Providers, and Any Disruption or Adverse Change in Their Businesses Could Have a Material Adverse Effect on Our Business.

We currently rely on certain third-party computer systems, service providers and software companies, including the GDS used by full service airlines, and the electronic central reservation systems used by low-cost airlines, certain hotels and hotel suppliers which are directly connected to us, Indian Railways and bus operators. In particular, we rely on third parties to:

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

Our Results of Operations Are Subject to Fluctuations in Currency Exchange Rates.

Our presentation currency is the US dollar. However, the functional currency of MMT India, our key operating subsidiary, is the Indian Rupee. We receive a substantial portion of our revenue in Indian Rupees and most of our costs are incurred in Indian Rupees. Any fluctuation in the value of the Indian Rupee against the US dollar, such as the approximately 10.8% drop in the average value of the Indian Rupee as compared to the US dollar in fiscal year 2014 as compared to the average value of the Indian Rupee against the US dollar in fiscal year 2013, will affect our results of operations. For example, our loss on account of foreign exchange fluctuations in fiscal year 2014 was $2.7 million as compared to $1.9 million in fiscal year 2013. We expect to be adversely affected by any further depreciation of the Indian Rupee against the US dollar. The drop in the average value of the Indian Rupee as compared to the US dollar in fiscal year 2014 adversely impacted the Indian travel industry as it made outbound travel for Indian consumers more expensive. In addition, our exposure to foreign currency risk also arises in respect of our non-Indian Rupee-denominated trade and other receivables, trade and other payables, and cash and cash equivalents.

Based on our operations in fiscal year 2014, a 10.0% appreciation of the US dollar against the Indian Rupee as of March 31, 2014, assuming all other variables remained constant, would have increased our loss for fiscal year 2014 by $2.5 million. Similarly, a 10.0% depreciation of the US dollar against the Indian Rupee as of March 31, 2014, assuming all other variables remained constant, would have decreased our loss for fiscal year 2014 by $2.5 million.

Further, we are also exposed to movements in currency exchange rates between the US dollar and the Euro. As the functional currency of the Hotel Travel Group is the US dollar, our exposure to foreign currency risk primarily arises in respect of our non-US dollar denominated trade and other receivables, trade and other payables and cash and cash equivalents, which were $1.2 million, $0.8 million and $3.4 million, respectively, as of March 31, 2014. Based on our operations in fiscal year 2014, a 10.0% appreciation of the Euro against the US dollar as of March 31, 2014, assuming all other variables remained constant, would have decreased our loss for the year by $0.4 million. Similarly, a 10.0% depreciation of the Euro against the US dollar as of March 31, 2014, assuming all other variables remained constant, would have increased our loss for the year by $0.4 million.

We are also exposed to movements between the US dollar and the Indian Rupee in our operations, as 4.4%, 3.9% and 2.9% of our revenue for fiscal years 2012, 2013 and 2014, respectively, was generated by MMT India from its air ticketing business and received in US dollars although our expenses are generally incurred in Indian Rupees. Additionally, we receive revenue from our hotels and packages business in Indian Rupees, but a portion of our expenses in this segment (those relating to outbound packages from India in particular) could be incurred in a non-Indian currency. We currently do not have any hedging agreements or similar arrangements with any counter-party to cover our exposure to any fluctuations in foreign exchange rates. Fluctuation in the Indian Rupee-US dollar exchange rate could have a material adverse effect on our business and our financial condition and results of operations as reported in US dollars.

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

Further, many of our contracts with outsourcing service providers are short-term or have short notice periods. For example, our agreement with Serco BPO Private Limited (formerly Intelenet Global Services Private Limited), or Serco, which provides call center services for our hotels and packages business is for a renewable term of three years but may be terminated by either party on two months’ notice. The agreements with some of our outsourcing service providers, including iEnergizer IT Services Private Limited, or iEnergizer IT Services, and Motif India Infotech Private Limited, or Motif India Infotech, may be terminated by either party on 90 days’ notice after the first year in the term of such agreements. In the event one or more of our contracts with our outsourcing service providers is terminated on short notice, we may be unable to find alternative outsourcing service providers on commercially reasonable terms, or at all. Further, the quality of the service provided by a new or replacement outsourcing service provider may not meet our requirements, including during the transition and training phase. Hence, termination of any of our contracts with our outsourcing service providers could cause a decline in the quality of our services and disrupt and adversely affect our business, results of operations and financial condition.

We Rely on Information Technology to Operate Our Business and Maintain Our Competitiveness, and Any Failure to Adapt to Technological Developments or Industry Trends Could Harm Our Business.

We depend on the use of sophisticated information technology and systems, which we have customized in-house for search and reservation for flights and hotels, as well as payments, refunds, customer relationship management, communications and administration. As our operations grow in both size and scope, we must continuously improve and upgrade our systems and infrastructure to offer our customers enhanced services, features and functionality, while maintaining the reliability and integrity of our systems and infrastructure in a cost-effective manner. Our future success also depends on our ability to upgrade our services and infrastructure ahead of rapidly evolving consumer demands while continuing to improve the performance, features and reliability of our service in response to competitive offerings.

We may not be able to maintain or replace our existing systems or introduce new technologies and systems as quickly as our competitors, in a cost-effective manner or at all. We may also be unable to devote adequate financial resources to develop or acquire new technologies and systems in the future.

We may not be able to use new technologies effectively, or we may fail to adapt our websites, mobile applications, transaction processing systems and network infrastructure to consumer requirements or emerging industry standards. If we face material delays in introducing new or enhanced solutions, our customers may forego the use of our services in favor of those of our competitors. Any of these events could have a material adverse effect on our operations.

We currently license from third-parties some of the technologies incorporated into our websites. As we continue to introduce new services that incorporate new technologies, we may be required to license additional technology. We cannot be sure that such technology licenses will be available on commercially reasonable terms, if at all.

The Travel Industry in India and Worldwide is Intensely Competitive, and We May Not Be Able to Effectively Compete in the Future.

The travel market is intensely competitive. Factors affecting our competitive success include, among other things, price, availability and breadth of choice of travel services and products, brand recognition, customer service, fees charged to travelers, ease of use, accessibility and reliability. We currently compete with both established and emerging providers of travel services and products, including other online travel agencies both in India and abroad, such as cleartrip.com, expedia.co.in, travelocity.co.in, yatra.com, goibibo.com, booking.com and agoda.com, as well as traditional travel agencies, tour operators, travel suppliers and operators of travel industry reservation databases. Large, established Internet search engines have also launched applications offering travel itineraries in destinations around the world, and meta-search companies who can aggregate travel search results also compete against us for customers. Certain of our competitors have launched brand marketing campaigns to increase their visibility with customers. For example, goibibo.com recently commenced a television advertising campaign in India. Some of our competitors have significantly greater financial, marketing, personnel and other resources than us and certain of our competitors have a longer history of established businesses and reputations in the Indian travel market (particularly in the hotels and packages business) as compared with us. From time to time we may be required to reduce service fees and net revenue margins in order to compete effectively and maintain or gain market share.

Further, we may also face increased competition from new entrants in our industry. We cannot assure you that we will be able to successfully compete against existing or new competitors in our existing lines of business as well as new lines of business into which we may venture. If we are not able to compete effectively, our business and results of operations may be adversely affected.

Some travel suppliers are seeking to decrease their reliance on distribution intermediaries such as us, by promoting direct distribution channels. Many airlines, hotels, car rental companies and tour operators have call centers and have established their own travel distribution websites and mobile applications. From time to time, travel suppliers offer advantages, such as bonus loyalty awards and lower transaction fees or discounted prices, when their services and products are purchased from supplier-related channels. We also compete with competitors who may offer less content, functionality and marketing reach but at a relatively lower cost to suppliers. If our access to supplier-provided content or features were to be diminished either relative to our competitors or in absolute terms or if we are unable to compete effectively with travel supplier-related channels or other competitors, our business could be materially and adversely affected.

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

We Depend on and Expect to Continue to Depend on a Small Number of Airline Suppliers in India for a Significant Percentage of our Air Ticketing Revenue.

The domestic air travel industry in India is dominated by five airlines. As a substantial portion of our air ticketing revenue is represented by base commissions and incentive payments paid to us by these domestic airlines, our dependence on a limited number of domestic airlines means that a reduction or elimination in base commissions and incentive payments by any one or all of these airlines could have a material adverse effect on our revenue.

In addition, our reliance on a small number of airline suppliers in India gives those airline suppliers additional bargaining power in negotiating agreements with us. A reduction or elimination of base commissions and incentive payments by any of these domestic airline suppliers, the loss of any of these domestic airline suppliers or a domestic airline supplier exerting significant price and margin pressure on us could materially and adversely affect our business, financial condition and results of operations.

We Rely on the Value of Our Brands, and Any Failure to Maintain or Enhance Consumer Awareness of Our Brands Could Have a Material Adverse Effect on Our Business, Financial Condition and Results of Operations.

We believe continued investment in our brand, “MakeMyTrip,” is critical to retain and expand our business. We believe that our brand is well respected and recognized in the Indian travel market. We have invested in developing and promoting our brand since our inception and expect to continue to spend on maintaining our brand’s value to enable us to compete against increased spending by our competitors, as well as against emerging competitors, including search engines and meta-search engines, and to allow us to expand into new geographies and products where our brand is not well known. With the acquisition of the Hotel Travel Group and the ITC Group in November 2012, we acquired the brands “HotelTravel” and “ITC,” which we believe are well-known brands globally, especially in Southeast Asia. We also acquired the “Easytobook” brand, which we believe is a well-known brand in Europe, through our acquisition of the ETB Group in February 2014. We have invested and intend to continue to invest in developing and promoting these brands. There is no assurance that we will be able to successfully maintain or enhance consumer awareness of our brands. Even if we are successful in our branding efforts, such efforts may not be cost-effective. Our marketing costs may also increase as a result of inflation in media pricing (including search engine keywords). If we are unable to maintain or enhance consumer awareness of our brands and generate demand in a cost-effective manner, it would negatively impact our ability to compete in the travel industry and would have a material adverse effect on our business. See also “— We Cannot Be Sure That Our Intellectual Property Is Protected from Copying or Use by Others, Including Current or Potential Competitors.”

We May Not Be Successful in Implementing Our Growth Strategies.

Our growth strategies involve expanding our hotels and packages business (including through our travel agents’ network), expanding our service and product offerings, enhancing our service platforms by investing in technology, expanding into new geographic markets and pursuing strategic partnerships and acquisitions.

Our success in implementing our growth strategies is affected by:

•	our ability to increase the number of suppliers, especially hotel suppliers, that are directly connected to us, which is dependent on the willingness of such suppliers to invest in new technology;

•	our ability to continue to expand our distribution channels, and market and cross-sell our travel services and products to facilitate the expansion of our business;

•	our ability to build or acquire required technology;

•	our ability to expand our businesses through strategic acquisitions and successfully integrate such acquisitions;

•	the general condition of the global economy (particularly in India and markets with close proximity to India) and continued growth in demand for travel services, particularly online;

•	our ability to compete effectively with existing and new entrants to the Indian travel industry, including online travel companies as well as traditional offline travel agents and tour providers;

•	the growth of the Internet and mobile technology as a medium for commerce in India; and

•	changes in our regulatory environment.

Many of these factors are beyond our control and there can be no assurance that we will succeed in implementing our strategies.

Even if we are successful in executing our growth strategies, our different businesses may not grow at the same rate or with a uniform effect on our revenues and profitability. For example, the rate of growth in our hotels and packages business, which has generally outpaced our air tickets business and is a relatively higher margin business, may not grow at a pace to affect our overall growth in the short term as it is currently smaller than our air tickets business. In addition, the relatively higher margins of our hotels and packages business may be adversely affected by our recent acquisitions, due to the additional expenses associated with such acquisitions.

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

Part of our growth strategy is the pursuit of strategic partnerships and acquisitions. There can be no assurance that we will succeed in implementing this strategy as it is subject to many factors which are beyond our control, including our ability to identify, attract and successfully execute suitable acquisition opportunities and partnerships. This strategy may also subject us to uncertainties and risks, including acquisition and financing costs, potential ongoing and unforeseen or hidden liabilities, diversion of management resources and cost of integrating acquired businesses. For instance, we are involved in a dispute with former shareholders of the Hotel Travel Group. See “Business — Legal Proceedings.” We could face difficulties integrating the technology of acquired businesses with our existing technology, and employees of the acquired business into various departments and ranks in our company, and it could take substantial time and effort to integrate the business processes being used in the acquired businesses with our existing business processes. Moreover, there is no assurance that such partnerships or acquisitions will achieve our intended objectives or enhance our revenue.

We have made a number of acquisitions since March 2010, including the acquisition of certain assets of Travis Internet Private Limited, an online bus ticketing company, 100% of Luxury Tours, a Singapore-based travel agency, 19.9% of Le Travenues Technology Private Limited, which owns and operates www.ixigo.com, an online travel meta search engine, an initial 29% stake (and up to 100% at our discretion) in My Guest House Accommodations Private Limited, or My Guest House, which is engaged in the business of aggregation, sales and distribution of hotel room inventory with a special focus on budget lodging accommodations and serviced apartments, a 100% stake in the companies comprising the Hotel Travel Group, a group of companies which operate through their website HotelTravel.com and offers its customers online hotel reservations in South East Asia and other key global travel destinations, and a 51% stake (and up to 100%, through an earn-out structure over four years) in the ITC Group, a well-established hotel aggregator and tour operator in Thailand.

In February 2014, we acquired a 100% equity interest in the group of companies comprising the ETB Group. Established in 2004, the ETB Group primarily operates through its website www.easytobook.com and offers its customers online hotel reservations in Europe, North America and other key global travel destinations.

We believe these acquisitions serve to strengthen our presence in key geographic markets and expand the travel products and services that we can offer our customers. However, there is no assurance that any of these investments or acquisitions will be successful or bring about their intended results. Any such failure could negatively impact our ability to compete in the travel industry and have a material adverse effect on our business.

For further details on these investments and acquisitions, see “Item 4. Business — Recent Acquisitions” and “Information On the Company — History and Development of our Company — Investments and Acquisitions” in this Annual Report.

Our Arrangements with Some of Our Suppliers May Subject Us to Additional Monetary Risks.

We generally do not assume inventory risk in our air ticketing business as we typically act as an agent. However, on a few occasions, we pre-purchase air ticket inventory in order to enjoy special negotiated rates and we assume inventory risk on such tickets. When we sell pre-purchased tickets to our customers, revenue is accounted for on a “gross” basis (representing the price of the tickets paid by our customers) and the amount spent to pre-purchase the ticket is classified as a service cost. We obtain inventory for most hotels outside India through contracts with online travel agents and aggregators outside India. In some instances, in order to enjoy special negotiated rates for these hotels, we pre-purchase hotel room nights and assume inventory risk on them. If we are unable to sell pre-purchased tickets or hotel room nights inventory as anticipated either at all or at expected rates, our revenue and business may be adversely affected.

Our International Operations, Some of Which Are New to Us, Involve Additional Risks.

We have been operating in the United States since 2000, servicing mainly the air ticketing needs of non-resident Indians in the United States traveling inbound to India. We launched our website in the United Arab Emirates in December 2009 and in Canada in July 2010. We further expanded our presence in the United Arab Emirates through the incorporation of a new wholly owned subsidiary in fiscal year 2013. We need to continue to tailor our services and business model to the unique circumstances of such markets to succeed, including building new supplier relationships and customer preferences. We have also expanded, and intend to continue to expand, our business in other new markets, particularly those with a significant non-resident Indian population as well as those with proximity to India or favored by Indian travelers. We have entered into new geographies in Southeast Asia and in Europe through our acquisitions of Luxury Tours, the Hotel Travel Group, the ITC Group and the ETB Group. Adapting our practices and models effectively to the supplier and customer preferences in these, or other, new markets could be difficult and costly and could divert management and personnel resources. We could also face additional regulatory requirements in these, or other, new markets which could be onerous. We cannot assure you that we will be able to efficiently or effectively manage the growth of our operations in these, or other, new markets.

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

For example, since our acquisition of the Hotel Travel Group, a portion of our business and some of our employees are located in Thailand, and we intend to continue to develop and expand our business in Thailand. Consequently, our financial performance and the market price of our ordinary shares will be affected by social and civil unrest and other political, social and economic developments in or affecting Thailand, such as the recent military coup formed to overthrow the government in Thailand, as well as any changes in exchange rates and controls, interest rates and changes in government policies, including taxation policies.

Our Business Could Be Negatively Affected by Changes in Search Engine Logic.

We utilize Internet search engines such as Google™ and Yahoo!™ India, including through the purchase of travel-related keywords, to drive traffic to our websites. These search engines frequently update and change the logic that determines the placement and display of results of a user’s search, such that the purchased or optimal placement of links to our websites may be negatively affected. In addition, a significant amount of our business is directed to our websites through pay-per-click and display advertising campaigns on the Internet and search engines whose pricing and operating dynamics can rapidly change, both technically and competitively. If major search engines such as Google™ or Yahoo!™ India, which we utilize for a significant amount of our search engine traffic, change the logic used on their websites for search results in a manner that negatively affects the search engine ranking, paid or unpaid, of our websites or those of our third-party distribution partners, we may experience a decline in traffic on our websites and our business may be adversely affected.

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

We Are Exposed to Risks Associated with Online Security and Credit Card Fraud.

The secure transmission of confidential information over the Internet is essential in maintaining customer and supplier confidence in us. Security breaches, whether instigated internally or externally on our system or other Internet-based systems, could significantly harm our business. We currently require customers to guarantee their transactions with their credit cards online. We rely on licensed encryption and authentication technology to effect secure transmission of confidential customer information, including credit card numbers, over the Internet. However, advances in technology or other developments could result in a compromise or breach of the technology that we use to protect customer and transaction data. We incur substantial expense to protect against and remedy security breaches and their consequences. However, our security measures may not prevent security breaches and we may be unsuccessful in or incur additional costs by implementing our remediation plan to address these potential exposures. In fiscal year 2014, our key operating subsidiaries in India and Malaysia incurred losses of $0.2 million and $0.06 million, respectively, on unauthorized credit card transactions. These losses pertained to credit card or digital commerce fraud committed by third parties on MMT India’s website through the purchase of air tickets and hotels and packages products using fraudulent credit cards.

We also have agreements with banks and certain companies that process customer credit card transactions for the facilitation of customer bookings of travel services from our travel suppliers. The online payment gateway for certain of our sales made through our mobile platform and through international credit and debit cards is not secured by “Verified by VISA”, “MasterSecure” or “American Express SafeKey” and we may be liable for accepting fraudulent credit cards on our websites. We may also be subject to other payment disputes with our customers for such sales. If we are unable to combat the use of fraudulent credit cards, our revenue from such sales would be susceptible to demands from the relevant banks and credit card processing companies, and our results of operations and financial condition could be adversely affected.

Our Processing, Storage, Use and Disclosure of Customer Data of Our Customers or Visitors to Our Website Could Give Rise to Liabilities As a Result of Governmental Regulation, Conflicting Legal Requirements, Differing Views of Personal Privacy Rights or Data Security Breaches.

In the processing of our customer transactions, we receive and store a large volume of customer information. Such information is increasingly subject to legislation and regulations in various jurisdictions and governments are increasingly acting to protect the privacy and security of personal information that is collected, processed and transmitted in or from the governing jurisdiction. We could be adversely affected if legislation or regulations are expanded or amended to require changes in our business practices or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our business, financial condition and results of operations. As privacy and data protection become more sensitive issues in India, we may also become exposed to potential liabilities. For example, under the Information Technology Act, 2000, as amended, we are subject to civil liability for wrongful loss or gain arising from any negligence by us in implementing and maintaining reasonable security practices and procedures with respect to sensitive personal data or information on our computer systems, networks, databases and software. India has also implemented privacy laws, including the Information Technology (Reasonable Security Practices and Procedures and Sensitive Personal Data or Information) Rules, 2011, which impose limitations and restrictions on the collection, use and disclosure of personal information. Any liability we may incur for violation of such laws and regulations and related costs of compliance and other burdens may adversely affect our business and profitability.

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

We Cannot Be Sure That Our Intellectual Property Is Protected from Copying or Use by Others, Including Current or Potential Competitors.

Our websites and mobile applications rely on content and in-house customizations and enhancements of third-party technology, much of which is not subject to intellectual property protection. We protect our logo, brand name, websites’ domain names and, to a more limited extent, our content by relying on copyrights, trademarks, trade secret laws and confidentiality agreements. Even with all of these precautions, it is possible for someone else to copy or otherwise obtain and use our content, techniques, and technology without our authorization or to develop similar technology. While our domain names cannot be copied, another party could create an alternative domain name resembling ours that could be passed off as our domain name. Effective trademark, copyright and trade secret protection may not be available in every country in which we operate, offline or through the Internet, and policing unauthorized use of our content and technological customizations is difficult and expensive. Our logo and brand name, “MakeMyTrip,” are only registered as trademarks in India, Mauritius, Canada, Indonesia, Bhutan, Nepal, Singapore, Taiwan and the United States and are not registered in other countries where we operate or otherwise. We have, however, applied for our trademark registration of our “MakeMyTrip” brand in several countries, including Australia, Thailand, the United Arab Emirates, Malaysia and Sri Lanka. We have recently registered copyrights of our logo and brand name “MakeMyTrip” in India. We have also applied for patents in India for certain aspects of our technological systems. Further, after our acquisitions of the Hotel Travel Group and the ITC Group in November 2012, we have filed trademark applications for the logos “HotelTravel” and “ITC” in Thailand, which are currently pending. We cannot be sure that our trademarks or domain names will be protected to the same extent as in the countries in which they are already registered or that the steps we have taken will prevent misappropriation or infringement of what we consider our proprietary information. Such misappropriation or infringement could have a material adverse effect on our business. In the future, we may need to engage in litigation to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation might result in substantial costs and diversion of resources and management attention.

Our Business Experiences Seasonal Fluctuations and Quarter-to-Quarter Comparisons of Our Results May Not Be Meaningful.

Our business experiences seasonal fluctuations. We tend to experience higher revenue from our hotels and packages business in the second and fourth calendar quarters of each year, which coincide with the summer holiday travel season and the year-end holiday travel season for our customers in India and other markets. In our air ticketing business, we may have higher revenues in a particular quarter arising out of periodic discounted sales of tickets by our suppliers. As a result, quarter-to-quarter comparisons of our results may not be meaningful.

Changing Laws, Rules and Regulations and Legal Uncertainties in India, Including Adverse Application of Corporate and Tax Laws, May Adversely Affect Our Business and Financial Performance.

The regulatory and policy environment in which we operate is evolving and subject to change. Such changes, including the instances briefly mentioned below, may adversely affect our business, financial condition, results of operations and prospects, to the extent that we are unable to suitably respond to and comply with such changes in applicable law and policy.

The new Companies Act, 2013 and the rules thereunder, or the new Companies Act, contains significant changes to Indian company law, including in relation to the issue of capital by companies, related party transactions, corporate governance, audit matters, shareholder class actions and restrictions on the number of layers of subsidiaries. Moreover, companies exceeding certain net worth, revenue or profit thresholds are required to spend at least 2.0% of average net profits from the immediately preceding three financial years on corporate social responsibility projects, failing which an explanation is required to be provided in such companies’ annual reports. In addition, such companies are required to disclose their corporate social responsibility policies and activities on their websites. While several provisions of the new Companies Act are currently effective, the existing Companies Act, 1956 remains in effect with respect to other provisions. The timing for effectiveness of the remaining provisions of the new Companies Act is unclear. We may incur increased costs and other burdens relating to compliance with these new requirements, which may also require significant management time and other resources, and any failure to comply may adversely affect our business and results of operations.

The Government of India proposes to revamp the implementation of direct taxes through the introduction of the Direct Taxes Code, or DTC. The tax impact of the DTC on our business is currently unclear. The Government of India has also proposed a comprehensive national goods and services tax, or GST, regime that will combine taxes and levies by the central and state governments into a unified rate structure. Given the limited availability of information in the public domain concerning the GST, we are unable to provide any assurance as to the tax regime following implementation of the GST. The implementation of this new structure may be affected by any disagreement between certain state governments, which could create uncertainty. Any such future amendments may affect the overall tax efficiency of any company operating in India, and may result in significant additional taxes becoming payable.

The impact of any or all of the above changes to Indian legislation on our business cannot be fully determined at this time. Additionally, our business and financial performance could be adversely affected by unfavorable changes in or interpretations of existing, or the promulgation of new, laws, rules and regulations applicable to us and our business, including those relating to the Internet and e-commerce, consumer protection and privacy. Such unfavorable changes could decrease demand for our services and products, increase costs and/or subject us to additional liabilities. For example, there may continue to be an increasing number of laws and regulations pertaining to the Internet and e-commerce, which may relate to liability for information retrieved from or transmitted over the Internet or mobile networks, user privacy, taxation and the quality of services provided through the Internet. Furthermore, the growth and development of e-commerce may result in more stringent consumer protection laws that may impose additional burdens on Internet businesses generally. Any such changes could have an adverse effect on our business and financial performance.

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

The majority of our bookings are made through our Indian website and our mobile offerings. According to the IAMAI’s forecasts, India’s Internet user population is forecasted to reach 243 million by June 2014, more than 75% of whom are expected to primarily access the Internet via mobile devices. There can be no assurance that Internet penetration in India will increase in the future as slowdowns or disruptions in upgrading efforts for infrastructure in India could reduce the rate of increase in the use of the Internet. As such we may need to make additional investments in alternative distribution channels. Further, any slowdown or negative deviation in the anticipated increase in Internet penetration in India may adversely affect our business and prospects.

Our Significant Shareholders Exercise Significant Influence over Our Company and May Have Interests That Are Different from Those of Our Other Shareholders.

As of March 31, 2014, SB Asia Investment Fund II L.P., or SAIF, owns 24.8% of the issued and outstanding shares of our company and each of T. Rowe Price (as defined in “Major Shareholders and Related Party Transactions”), Tiger Global (as defined in “Major Shareholders and Related Party Transactions”), Mr. Deep Kalra, personally and through Travogue (as defined in “Major Shareholders and Related Party Transactions”) and Wasatch Advisors Inc., beneficially own 21.7%, 17.5%, 8.9% and 8.4%, respectively, of the issued and outstanding shares of our company. By virtue of such significant shareholdings, these shareholders have the ability to exercise significant influence over our company and our affairs and business, including the election of directors, the timing and payment of dividends, the adoption and amendments to our Constitution, the approval of a merger or sale of substantially all our assets and the approval of most other actions requiring the approval of our shareholders. The interests of these shareholders may be different from or conflict with the interests of our other shareholders and their influence may result in the delay or prevention of a change of management or control of our company, even if such a transaction may be beneficial to our other shareholders.

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

Inaccurate Information from Suppliers of Hotel Room Inventory May Lead to Customer Complaints.

Our customers that purchase hotel room inventory online through our websites may rely on the description of the accommodation presented on such websites to ascertain the quality of amenities and services provided at the relevant accommodation. We receive information utilized in the accommodation description on our websites directly from the accommodation provider. To the extent that the information presented on our websites does not reflect the actual quality of amenities and services at the accommodation, we may face customer complaints that may have an adverse effect on our reputation and the likelihood of repeat customers, which in turn may adversely affect our business.

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

In fiscal years 2012, 2013 and 2014, 82.8%, 85.7% and 83.2%, respectively, of our revenue was derived directly from sales by our subsidiary in India. The performance and growth of our business are necessarily dependent on economic conditions prevalent in India, which may be materially and adversely affected by political instability or regional conflicts, a general rise in interest rates, inflation, and economic slowdown elsewhere in the world or otherwise. The CIA World Factbook estimates that consumer inflation in India was 9.2% in 2012 and 9.6% in 2013. The Indian economy also remains largely driven by the performance of the agriculture sector which depends on the quality of the monsoon which is difficult to predict. The Indian economy has grown significantly over the past few years, although it has recently experienced an economic slowdown. In the past, economic slowdowns in the Indian economy have harmed the travel industry as customers have less disposable income for their travels, especially holiday travel. Any continued or future slowdown in the Indian economy or a further increase in inflation could have a material adverse effect on the demand for the travel products we sell and, as a result, on our financial condition and results of operations.

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

Natural Calamities Could Have a Negative Impact on the Indian Economy and Cause Our Business to Suffer.

India has experienced natural calamities such as earthquakes, tsunamis, floods and drought in the past few years. For example, in June 2013, the state of Uttarakhand in northern India, a popular tourism destination, experienced widespread floods and landslides. The extent and severity of these natural disasters determines their impact on the Indian economy. Substantially all of our operations and employees are located in India and there can be no assurance that we will not be affected by natural disasters in the future. Furthermore, if any of these natural disasters occur in tourist destinations in India, travel to and within India could be adversely affected, which could have an adverse impact on our business and financial performance.

Restrictions on Foreign Investment in India May Prevent Us from Making Future Acquisitions or Investments in India, Which May Adversely Affect Our Results of Operations, Financial Condition and Financial Performance.

India regulates ownership of Indian companies by foreigners, although some restrictions on foreign investment have been relaxed in recent years. These regulations and restrictions may apply to acquisitions by us or our affiliates, including MMT India and affiliates which are not resident in India, of shares in Indian companies or the provision of funding by us or any other entity to Indian companies within our group. For example, under its consolidated foreign direct investment policy, the Government of India has set out additional requirements for foreign investments in India, including requirements with respect to downstream investments by Indian companies, owned or controlled by foreign entities, and the transfer of ownership or control of Indian companies in sectors with caps on foreign investment from resident Indian persons or entities to foreigners. Further, India’s Foreign Exchange Management Act, 1999, as amended, and the rules and regulations promulgated thereunder, or FEMA, restrict us from lending to or borrowing from our Indian subsidiary. These requirements, which currently include restrictions on valuations and sources of funding for such investments and may include prior approval from the Foreign Investment Promotion Board, may adversely affect our ability to make investments in India, including through MMT India. There can be no assurance that we will be able to obtain any required approvals for future acquisitions or investments in India, or that we will be able to obtain such approvals on satisfactory terms.

Our Business and Activities Are Regulated by the Competition Act, 2002.

The Competition Act, 2002, as amended, or the Competition Act, prohibits practices that could have an appreciable adverse effect on competition in India. Under the Competition Act, any arrangement, understanding or action, whether formal or informal, which causes or is likely to cause an appreciable adverse effect on competition in India is void and may result in substantial penalties and compensation to be paid to persons shown to have suffered losses. Any agreement among competitors which directly or indirectly determines purchase or sale prices, results in bid rigging or collusive bidding, limits or controls production, supply, markets, technical development, investment or the provision of services, or shares the market or source of production or provision of services in any manner, including by way of allocation of geographical area or types of goods or services or number of customers in the market, is presumed to have an appreciable adverse effect on competition. Further, the Competition Act prohibits the abuse of a dominant position by any enterprise either directly or indirectly, including by way of unfair or discriminatory pricing or conditions in the sale of goods or services, using a dominant position in one relevant market to enter into, or protect, another relevant market, and denial of market access, and such practices are subject to substantial penalties and may also be subject to compensation for losses and orders to divide the enterprise.

If we or any member of our group, including MMT India, are affected, directly or indirectly, by the application or interpretation of any provision of the Competition Act or any proceedings initiated by the Competition Commission of India or any other relevant authority (or any other claim by any other party under the Competition Act) or any adverse publicity that may be generated due to scrutiny or prosecution under the Competition Act, including by way of financial penalties, our business, financial performance and reputation may be materially and adversely affected.

Acquisitions, mergers and amalgamations which exceed certain revenue and asset thresholds require prior approval by the Competition Commission of India. Any such acquisitions, mergers or amalgamations which have an appreciable adverse effect on competition in India are prohibited and void. There can be no assurance that we will be able to obtain approval for such future transactions on satisfactory terms, or at all.

Our Investors May Be Subject to Indian Taxes on Income Arising Through the Sale of Our Ordinary Shares.

Amendments introduced in 2012 to the Income Tax Act, 1961, as amended, provide that income arising directly or indirectly through the sale of a capital asset, including any shares or interest in a company incorporated outside of India, will be subject to tax in India, if such shares or interest directly or indirectly derive their value substantially from assets located in India, irrespective of whether the seller of such shares has a residence, place of business, business connection, or any other presence in India. The amendments do not define the term “substantially” or address the interplay between the double taxation avoidance agreements that India has entered into with other countries, and the Income Tax Act in the event of an indirect transfer of shares. Further, the applicability and implications of the amendments are largely unclear. If the Indian tax authorities determine that our ordinary shares derive their value substantially from assets located in India, our investors may be subject to Indian income taxes on the income arising directly or indirectly through the sale of our ordinary shares.

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

We May Become Subject to Unanticipated Tax Liabilities That May Have a Material Adverse Effect on Our Results of Operations.

We are a Mauritius Category 1 Global Business Company and are tax resident in Mauritius. The Income Tax Act 1995 of Mauritius imposes a tax in Mauritius on the chargeable income of our company at the rate of 15.0%. However, under the Income Tax (Foreign Tax Credit) Regulations 1996 of Mauritius, subject to the Income Tax Act 1995 and the regulations under the Income Tax (Foreign Tax Credit) Regulations 1996, credit is allowed for foreign tax on the foreign source income of a resident of Mauritius against Mauritius tax computed by reference to the same income, and where credit is allowed against Mauritius tax chargeable in respect of any income, the amount of Mauritius tax so chargeable shall be reduced by the amount of the credit. Under the Income Tax Act 1995, “foreign source income” means income which is not derived from Mauritius and includes, in the case of a corporation holding a Category 1 Global Business License under the Financial Services Act 2007 of Mauritius, income derived from its transactions with non-residents or corporations holding a Category 1 Global Business License under the Financial Services Act. Subject to the provisions of the Income Tax (Foreign Tax Credit) Regulations 1996, no credit is allowed in respect of foreign tax unless written evidence is presented to the Mauritius Revenue Authority showing the amount of foreign tax which has been charged. For this purpose, “written evidence” includes a receipt of the relevant authorities of the foreign country for the foreign tax or any other evidence that the foreign tax has been deducted or paid to the relevant authorities of that country. However, pursuant to regulation 8 of the Income Tax (Foreign Tax Credit) Regulations 1996, if written evidence is not presented to the Mauritius Revenue Authority showing the amount of foreign tax charged on our company’s foreign source income, the amount of foreign tax shall nevertheless be conclusively presumed to be equal to 80.0% of the Mauritius tax chargeable with respect to that income and in such circumstance, the effective tax rate in Mauritius on our company’s chargeable income would be 3.0%.

Following amendments to the Financial Services Act 2007 of Mauritius pursuant to the Finance (Miscellaneous Provisions) Act 2010 in December 2010, Mauritius companies holding a Category 1 Global Business License, or GBC1, issued by the Financial Services Commission in Mauritius are permitted to conduct business both in and outside Mauritius (instead of outside Mauritius only). The operations of a GBC1 company in Mauritius will be subject to tax on chargeable income at the rate of 15.0% in Mauritius. Our company holds a specific Tax Residence Certificate for India, valid until May 4, 2015 and a general Tax Residence Certificate for all jurisdictions, valid until May 8, 2015, from the Mauritius Revenue Authority, as per the guidelines prescribed by the Mauritius Revenue Authority. These tax residence certificates are renewed annually and we have applied for their renewal and currently await the renewed certificates.

We believe that a significant portion of the income derived from our operations will not be subject to tax in countries in which we conduct activities or in which our customers are located, other than Mauritius, India, the Netherlands, Malaysia, Thailand and Singapore. However, this belief is based on the anticipated nature and conduct of our business, which may change. It is also based on our understanding of our position under the tax laws of the countries in which we have assets or conduct activities. This position is subject to review and possible challenge by taxing authorities and to possible changes in law that may have retroactive effect. Our results of operations could be materially and adversely affected if we become subject to a significant amount of unanticipated tax liabilities.

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

Any additional issuance of ordinary shares would dilute the positions of existing investors in the ordinary shares and could adversely affect the market price of our ordinary shares. We cannot assure you that our ordinary shares will not decline below their prevailing market price. You may be unable to sell your ordinary shares at a price that is attractive to you.

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

As of March 31, 2014, we had 41,678,341 ordinary shares outstanding. All of the ordinary shares sold in our prior public offerings are freely tradable without restriction or further registration under the US Securities Act of 1933, or the Securities Act, unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Subject to applicable restrictions and limitations under Rule 144 of the Securities Act, all of our shares outstanding before our prior public offerings will be eligible for sale in the public market. If these shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our ordinary shares could decline. We cannot predict what effect, if any, market sales of ordinary shares held by our significant shareholders or any other shareholder or the availability of these ordinary shares for future sale will have on the market price of our ordinary shares.

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

Based on, among other things, the current and anticipated valuation of our assets and composition of our income and assets, we do not believe we were a passive foreign investment company, or PFIC, for US federal income tax purposes for our current taxable year ending March 31, 2014 or will become a PFIC in the foreseeable future. However, the application of the PFIC rules is subject to uncertainty in several respects. In addition, a separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year. A non-US corporation will be a PFIC for any taxable year if either (1) at least 75.0% of its gross income for such year is passive income or (2) at least 50.0% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25.0% (by value) of the stock. Because the value of our assets for purposes of the PFIC test will generally be determined in part by reference to the market price of our ordinary shares, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which a US Holder (as defined in “Item 10. Additional Information — E. Taxation — US Federal Income Taxation”) holds an ordinary share, certain adverse US federal income tax consequences could apply to such US Holder. See “Item 10. Additional Information — E. Taxation — US Federal Income Taxation — Passive Foreign Investment Company.”

We May Be Treated as a “Foreign Financial Institution” Under the US Foreign Account Tax Compliance Act, Which May Impose Withholding Requirements on Payments on Our Ordinary Shares.

Provisions under the US Internal Revenue Code and Treasury Regulations thereunder, commonly referred to as “FATCA,” generally may impose 30.0% withholding on certain “withholdable payments” and “foreign passthru payments” (each as defined in the US Internal Revenue Code) made by a “foreign financial institution” (as defined in the US Internal Revenue Code) that has entered into an agreement with the IRS to perform certain diligence and reporting obligations with respect to the foreign financial institution’s US-owned accounts (each such foreign financial institution, a “Participating Foreign Financial Institution”). If we were treated as a foreign financial institution and if we become a Participating Foreign Financial Institution, to the extent payments on the ordinary shares are considered foreign passthru payments, such withholding may be imposed on such payments to any foreign financial institution (including an intermediary through which a holder may hold the ordinary shares) that is not a Participating Foreign Financial Institution or any other investor who does not provide information sufficient to establish that the investor is not subject to withholding under FATCA, unless such foreign financial institution or investor is otherwise exempt from FATCA. Under current guidance, the term “foreign passthru payment” is not defined and it is therefore not clear whether or to what extent payments on the ordinary shares would be considered foreign passthru payments, although IRS guidance has indicated that the definition of “foreign passthru payment” is intended to cover payments that are attributable to underlying US source income. Withholding on foreign passthru payments would not be required with respect to payments made before January 1, 2017. The United States has entered into intergovernmental agreements with certain non-US jurisdictions that will modify the FATCA withholding regime described above. It is not yet clear how the intergovernmental agreements will address foreign passthru payments and whether such intergovernmental agreements may relieve foreign financial institutions of any obligation to withhold on foreign passthru payments.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of our Company

Our company (Company No. 24478/5832) is a public company incorporated under the laws of Mauritius with limited liability on April 28, 2000 and we hold a Category 1 Global Business Licence issued by the Financial Services Commission in Mauritius. Our registered office is located at c/o Multiconsult Limited, Les Cascades Building, Edith Cavell Street, Port Louis, Mauritius and the telephone number for this office is (230) 212 9800 and our principal executive office is located at Tower A, SP Infocity, 243, Udyog Vihar, Phase 1, Gurgaon, Haryana 122016, India and the telephone number for this office is (91-124) 439-5000. Our principal website address is www.makemytrip.com. Our other websites include www.makemytrip.ae; www.makemytrip.ca; www.makemytrip.com.sg; www.us.makemytrip.com, www.hoteltravel.com and www.easytobook.com. Information contained on our website, or the website of any of our subsidiaries or affiliates, is not a part of this Annual Report. Our agent for service in the United States is MakeMyTrip Inc., 60 East 42nd Street, Suite 2029, New York, NY 10165.

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

On March 19, 2014, we completed a follow-on public offering of 5,500,000 of our ordinary shares at $23.00 per share and an over-allotment offering of 825,000 of our ordinary shares at $23.00 per share.

As of March 31, 2014, our stated capital was $ 231,869,798.86, comprising 41,678,341 ordinary shares with a par value of $0.0005 each.

On April 22, 2014, we issued 38,656 shares as part of deferred consideration payable in relation to our acquisition of the Hotel Travel Group. These shares were issued from treasury shares held by us.

As of April 30, 2014, our stated capital was $231,869,798.88, comprising 41,678,374 ordinary shares with a par value of $0.0005 each.

Recent Investments and Acquisitions

In November 2012, we acquired a 100.0% stake in the companies comprising the Hotel Travel Group. The Hotel Travel Group has been operating in Southeast Asia with the well-established brand “Hotel Travel” and through the website www.hoteltravel.com for over a decade with a presence in Malaysia, Thailand and Singapore. The total consideration payable to the promoters of the Hotel Travel Group by us is $25.0 million, subject to an estimated balance sheet adjustment. On November 6, 2012, $10.0 million of this amount was paid in cash and $3.3 million in the form of our shares, after making an adjustment for a portion of the estimated balance sheet adjustment. We have agreed to pay the remaining consideration in the form of our shares, subject to a final adjustment, in three annual tranches, with the final tranche scheduled for January 2016. We believe the acquisition of the Hotel Travel Group will help us further strengthen our presence in the hotels and packages segment in India and Southeast Asia.

In November 2012, we acquired a 51.0% stake in the ITC Group, a well-established hotel aggregator and tour operator in Thailand. The aggregate consideration we paid was (i) $2.2 million for the purchase of shares from the existing shareholders of the ITC Group, and (ii) $1.0 million for the subscription of new shares of the ITC Group. As of March 31, 2014, we owned 51.0% of the ITC Group, and we expect to acquire the remaining shares of the ITC Group from the existing shareholders in cash, payable in four tranches, over an earn-out period ending December 2016, at a price based on a valuation linked to the future profitability of the ITC Group and the employment status of the ITC Group’s promoter. We believe this acquisition will help us further expand our presence in Thailand, a key market for outbound holidays, by establishing more direct hotel relationships in the country.

On February 6, 2014, we completed our acquisition of the entire equity interest in a group of companies comprising the ETB Group. We purchased shares from the existing shareholders of the ETB Group and invested a further amount into the ETB Group. The total purchase consideration and investment in the ETB Group is approximately $4.4 million. The acquisition of the ETB Group is expected to further strengthen our existing travel technology platform and systems and to broaden the international hotel room offerings for customers travelling overseas, particularly to Europe which is a key tourist destination for Indians. We also intend to increase travel between Europe, India and Southeast Asia, through our expanded hotel and packages business which offer rooms in each of these key regions.

We have historically financed our capital expenditure requirements with cash flows from operations, as well as through the sale of our convertible and redeemable preferred shares and ordinary shares and proceeds from our public offerings.

We made capital expenditures of $9.0 million, $6.9 million and $5.6 million in fiscal years 2012, 2013 and 2014, respectively. As of March 31, 2014, we had committed capital expenditures of $0.4 million for fiscal year 2015, substantially all of which we expect to spend in India. In addition, we expect to spend an additional approximately $7.0 million to $9.0 million on capital expenditures during fiscal year 2015. Our capital expenditures have principally consisted of purchases of servers, workstations, computers, computer software, leasehold improvements and other items related to our technology platform and infrastructure, upgrading of our websites, as well as improvements to our leasehold premises.

For further details, see “Risk Factors — Risks Related to Us and Our Industry — We May Not Be Successful in Pursuing Strategic Partnerships and Acquisitions, and Future Partnerships and Acquisitions May Not Bring Us Anticipated Benefits.”

B. Business Overview

We are the largest online travel company in India, based on gross bookings for 2012, according to PhoCusWright. Through our primary website, www.makemytrip.com, and mobile platforms, travelers can research, plan and book a wide range of travel services and products in India as well as overseas. Our services and products include air tickets, hotels, packages, rail tickets, bus tickets, car hire and ancillary travel requirements such as facilitating access to third-party travel insurance and visa processing. As of March 31, 2014, we provided our customers with access to all major domestic full-service and low-cost airlines operating in India and all major airlines operating to and from India, over 11,400 hotels and guesthouses in India and more than 170,200 hotels and properties outside India, Indian Railways and several major Indian and Singapore bus operators.

We commenced operations in 2000 and in the first five years following our inception, we focused on the non-resident Indian market in the United States, primarily servicing its demand for United States to India air tickets. We started our Indian business with the launch of our Indian website in September 2005. We currently target our services and travel products to leisure travelers and corporate travelers who prefer to make their own travel arrangements through our online and offline sales channels.

We have invested significant capital in our infrastructure and in sales and marketing efforts to build our brand and gain recognition, and recorded net losses for each of our fiscal years except for fiscal years 2011 and 2012. We recorded net losses in fiscal years 2009 and 2010 of $(7.3) million and $(6.2) million, respectively, and recorded net profits of $4.8 million and $7.0 million, respectively, in fiscal years 2011 and 2012. We recorded a net loss of $(27.6) million and $(20.9) million in fiscal years 2013 and 2014, respectively.

We believe the strength of our brand, quality of our services, user-friendliness of our website experience, focus on our customers and efficacy of our marketing programs have enabled us to capture a significant share of the domestic air tickets market in India, while increasing online penetration of the primarily-offline international outbound air ticketing market in India. We have won a number of awards, including, most recently, the Best Travel Portal by CNBC Awaaz (2013), Most Innovative B2C Company at Travel Innovation Summit by PhoCusWright (2013) for creating consumer friendly technologies, and Best Travel Portal by Lonely Planet (2013). We have leveraged our leading market share in air tickets and our strong brand to rapidly diversify into the hotels and packages business which represented 37.6% of our revenue less service cost during fiscal year 2014 as compared to 31.3% in fiscal year 2013. The number of transactions for air tickets and hotels and packages booked through us were 3.7 million and 343,141, respectively, in fiscal year 2012, 3.8 million and 568,133, respectively, in fiscal year 2013 and 4.0 million and 869,805, respectively, in fiscal year 2014. Our total revenue less service cost was $88.2 million in fiscal year 2012, $88.2 million in fiscal year 2013, and $106.4 million in fiscal year 2014.

Our websites are designed to provide our customers with a user-friendly experience. According to comScore, www.makemytrip.com had an average of over 8.3 million unique visitors per month in fiscal year 2014 and an average of over 7.2 million unique visitors per month in fiscal year 2013.

Our customers are now able to make bookings on our mobile site, http://m.makemytrip.com, and on major mobile platforms through our mobile applications for iPhone and Android, which allow bookings for Indian and international flights, hotels and holiday packages and Indian bus offerings, our mobile application for BlackBerry, which allows bookings for Indian domestic flights, and our Windows Mobile application, which allows bookings for Indian domestic flights and hotels. Our mobile traffic and transactions are increasing rapidly and our mobile customer base has increased from 23,365 as of March 31, 2012 to 327,892 as of March 31, 2014. As of March 31, 2014, our BlackBerry application, which was launched in early 2011, had been downloaded approximately 337,000 times, our Android application, which was launched in April 2012, had been downloaded approximately 1.5 million times, our iPhone application, which was launched in July 2012, had been downloaded approximately 682,000 times and our Windows Mobile application, which was launched in August 2013, had been downloaded approximately 238,000 times. As of March 31, 2014, we had 2.5 million mobile users.

We have built an advanced and secure technology platform, which integrates our sales, customer service and fulfillment operations. Our technology platform is scalable and can be upgraded to handle increased traffic and complexity of products with limited additional investment. In the past, when multiple airlines have offered promotional rates, we have experienced peak traffic and our websites handled approximately 42,000 transactions and over 2,000,000 searches in our flights section a day. In order to meet the requirements of this growing Indian middle class travel market where Internet penetration is relatively low, we also utilize other technology-enhanced distribution channels, including call centers and travel stores in India, as well as our travel agents’ network in India.

We have made selective acquisitions to enhance our hotel inventory in popular travel destinations for our user base and to gain access to technology. Most recently, in February 2014, we acquired a group of companies headquartered in Amsterdam, Netherlands, operating through its website, Easytobook.com, which offers online hotel reservations in Europe, North America and other key global travel destinations. We believe we are a cost-effective distribution channel for our suppliers, providing reach to a large and expanding customer base in India as well as non-resident Indians.

Our Strengths

We have the following competitive strengths:

The Largest Online Travel Company in India with a Well-Recognized Brand. Since commencing our travel business in India in 2005, we have become the largest company in the Indian online travel market with 47% of total market share, based on gross bookings for 2012, according to PhoCusWright. In fiscal year 2012, 3.5 million transactions for domestic air tickets in India and 343,141 transactions for hotels and packages were booked through us. In fiscal year 2013, 3.4 million transactions for domestic air tickets in India and 568,133 transactions for hotels and packages were booked through us. In fiscal year 2014, 3.5 million transactions for domestic air tickets in India and 869,805 transactions for hotels and packages were booked through us. According to comScore, www.makemytrip.com had an average of over 8.3 million unique visitors per month in fiscal year 2014 and an average of over 7.2 million unique visitors per month in fiscal year 2013. Based on data from the DGCA, we estimate that one in eight domestic air passengers in India booked their air ticket through our company in fiscal year 2014.

We believe that our brand is well-recognized in the Indian travel industry. In 2013, we were voted the Best Travel Portal by the readers of Lonely Planet Magazine India. In 2012, we were selected as the Best Travel Portal (Indian) by readers of Lonely Planet Magazine India and Favourite Travel Portal by readers of Outlook Traveller magazine. In 2011, we were named the Best Online Travel Agency and Best Domestic Tour Operator by the Times of India. We were also the first and only online travel agency brand to be selected as a SuperbrandTM in India for 2009-2010. We have invested in developing and promoting our brand since our inception, using a combination of traditional channels such as print, radio and television, mass media campaigns, as well as search engine marketing and other innovative digital marketing tools, such as outreach through FacebookTM, LinkedInTM and other social media websites, viral marketing and online display banners, to broaden our reach to travelers in India and overseas. We also believe that our brand strength is responsible for allowing us to source a significant portion of our traffic from non-paid sources such as search engine results and direct traffic, as opposed to paid results, such as search engine marketing.

We believe that our reputation and market position have also provided us with better leverage when contracting with airlines, hotels and other suppliers.

Comprehensive Selection of Service and Product Offerings. We offer our customers a comprehensive selection of travel and travel-related services and products. We cater to the travel needs of residents in India as well as non-resident Indians and others traveling to India from the United States, Europe, Southeast Asia, the United Arab Emirates and other countries. Our services and products include air tickets, hotels, packages, rail tickets, bus tickets, car hire and ancillary travel requirements such as facilitating access to travel insurance and visa processing. As of March 31, 2014, we provided our customers with access to all major domestic full-service and low-cost airlines operating in India and all major airlines operating to and from India, over 11,400 hotels and guesthouses in India and more than 170,200 hotels and properties outside India, Indian Railways and several major Indian and Singapore bus operators. Our selection of domestic hotels is diverse, with a number of choices for travelers from one-star to five-star offerings. We believe our comprehensive selection of travel services and products makes us a “one stop shop” for our customers’ travel needs and allows us to combine multiple products and provide customized packages that suit the unique needs of our customers.

Broad Distribution Network. We use a variety of technology-enhanced distribution channels to target the growing Indian middle class travel market, where Internet penetration is still relatively low. Our distribution network is centered on our India-focused website, www.makemytrip.com (which includes our US sub-domain website), our Southeast Asia-focused website, www.hoteltravel.com, our Europe-focused website, www.easytobook.com, our United Arab Emirates-focused website, www.makemytrip.ae, and our Canadian website, www.makemytrip.ca, our call centers, our airport counters and our various travel stores in 43 cities in India as of March 31, 2014. As of March 31, 2014, we also had a network of approximately 1,150 registered agents across approximately 190 cities and towns in India who can access our business-to-business, or B2B, website which enables them to sell our full suite of online travel services to their customers. Our customers are now able to make bookings on our mobile site, http://m.makemytrip.com, and on major mobile platforms through our mobile applications for iPhone and Android, which allow bookings for Indian and international flights, hotels and holiday packages and Indian bus offerings, our mobile application for BlackBerry, which allows bookings for Indian domestic flights, and our Windows Mobile application, which allows bookings for Indian domestic flights and hotels. Our broad distribution network gives us widespread access to travelers both in India as well as abroad.

Advanced, Secure and Scalable Technology Platform. We have built an advanced and secure technology platform, which integrates our sales, customer service and fulfillment operations. We have designed our websites to be user-friendly, providing our customers with extensive low-price options and alternative routings, as well as offering them combinations of flight and hotel bookings at cost-effective rates. Our websites also enable our customers to find their right destinations easily by using colloquial names or major landmarks. We also recently made significant improvements to our online hotel booking platform, such as more flexible filters and an improved listing and details pages, which provide an enhanced user experience for researching and booking hotels on MakeMyTrip.com. We continue to focus on automation by making changes to our extranet to allow more of our hotel suppliers to use a self-service mode in managing their rates and inventory.

Our web-based booking engine has been designed to link to our suppliers’ systems either through “direct connects” or a GDS (we primarily use Amadeus GDS), and is capable of delivering real time availability and pricing information for multiple options simultaneously. In addition, we also provide extranet access to our hotel suppliers where they can update their rates, inventory and content on our websites.

Our technology platform in India is able to handle up to 3.0 million website requests and 8.5 million page views per day. This platform is scalable, and can be upgraded to handle increased traffic and complexity of products with limited additional investment. In the past, when multiple airlines have offered promotional rates, we have experienced peak traffic and our websites handled approximately 42,000 transactions and over 2.0 million searches in our flights section a day. We intend to continue to invest in mobile offerings and applications. Our ETB technology platform is able to handle up to 2.2 million website requests per day.

Customer-Focused Approach. We place significant emphasis on technology, personnel and training to improve our services to our customers. Our customers can choose from our various customer service channels to contact us, including web-based self-service or chat support as well as our toll-free call centers, our airport counters, our travel stores and e-mail. We have access to a large amount of customer data on account of our size, which allows us to optimize our online marketing and provide customized product offerings. Our mobile service platform also enables customers to receive e-tickets and flight alerts via text messages (SMS) on their mobile phones. Our customers are now able to make bookings on our mobile site, http://m.makemytrip.com, and on major mobile platforms through our mobile applications for iPhone and Android, which allow bookings for Indian and international flights, hotels and holiday packages and Indian bus offerings, our mobile application for BlackBerry, which allows bookings for Indian domestic flights, and our Windows Mobile application, which allows bookings for Indian domestic flights and hotels. In addition to being able to make different types of travel bookings on their smartphones and mobile devices, customers can view their booking details, cancel bookings, request e-tickets, track refund status, check flight status, look for new deals and use location-based services to find nearby places of interest. Our websites provide an enhanced user experience for researching and booking hotels, as well as valuable travel information not available on our mobile site, such as user-generated travel reviews and destination guides to help customers conduct research and make travel decisions. Our website also includes a search tool for international flights called “Inspire” targeted towards leisure travelers. This tool recommends international destinations to customers based on their selected interests and budget, shows fare trends for the next few months and facilitates the purchase of flight tickets. We have also launched “RoutePlanner,” a service on our website that helps users choose among various transportation options, including air, bus, rail and hired car, for travel between any two of over 4,000 cities in India. In addition, we have launched our “Holidays” application on Windows 8 and our “Trip Ideas” application on Android and iPhone. Both of these applications are focused on helping users choose among various domestic and international travel destinations.

We primarily outsource our call center operations and fulfillment process to IBM Daksh Business Process Services Private Limited, or IBM, iEnergizer IT Services, Serco, InterGlobe Technologies Private Limited, or InterGlobe and Motif India Infotech in India, as we believe these experienced and reputable service providers are able to adhere to our customer service standards and enhance our service quality. We also have a dedicated in-house escalation service which operates 24 hours a day, seven days a week, and is responsible for addressing issues or complaints raised by our customers.

Experienced Management Team. We operate in an industry where we believe one of the most important assets is the quality of our people. Our senior management team is comprised of industry executives with significant experience in the travel industry, including online travel agencies, in India, the United States and the United Kingdom. Our management team also has in-depth experience in the Internet and information technology industries, having worked with companies such as GE Capital, Google, Kohler India, and CA Technologies, and in the consumer industry, including Pepsi. We also actively recruit MBA graduates and engineers from leading institutions in India to fill important management roles in our company.

Our Strategy

We believe that the relatively low but fast growing Internet penetration and mobile internet in India, coupled with income growth in India provide us with significant growth opportunities. Our objective is to grow profitably by building on our current leadership position to become India’s dominant travel company. The key elements of our strategy include:

Expand Our Hotels and Packages Business. Our hotels and packages business generally yields higher net revenue margins than our air ticketing business, and we intend to continue shifting our business mix towards this segment. This will be done by proactively investing to gain further market share, through increasing automation, adopting new technologies and a deep customer focus. Our objective is to enable more hotel suppliers to be seamlessly connected to our various websites with the latest methodologies which include direct connects, channel managers and direct integrations with various aggregators. We also continue to focus on automation by making changes to our extranet to allow more of our hotel suppliers to use a self-service mode in managing their rates, inventory, content and payments. We are investing heavily on improving the customer experience by improving our offering on various devices (especially mobile and tablets) which the customers use to connect with us and becoming more content focused. We also intend to grow our packages business outside India through strategic partnerships and acquisitions, as well as by strengthening our relationships with key aggregators from whom we procure inventory for our packages products.

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

We seek to continue expanding our travel offerings beyond core air tickets, hotels and packages to mass market products including bus and rail. We introduced the sale of bus tickets in 2008 and the sale of rail tickets in 2009. We also provide car hire services in conjunction with our holiday package bookings and other value-added ancillary services such as facilitating access to insurance and visa processing to enhance our customers’ travel experience.

Enhance Our Service Platforms by Investing in Technology. We intend to continue to invest in technology to enhance the features of our services and our platforms. For example, we plan to integrate our various hotel booking systems across our various websites. We also intend to extend user feedback features to more products, enable more user-friendly bookings to be saved by our customers and used across all our services and products, enhance our mobile service platform to make mobile transactions more user-friendly and allow real time fingerprinting to prevent online credit card fraud. We intend to sell more of our holiday packages online in addition to selling through our call centers, which we believe will result in increasing our operating margins. We believe that our continued investments in technology will enable us to enhance our customer service and to capitalize on the expected growth opportunities in the online travel market in India. We intend to continue to focus on increasing our online and mobile customer base. We intend to continue to invest in mobile offerings and applications. We also intend to strengthen our focus on analytics, and upgrading our technology platform.

Expand into New Geographic Markets. We believe we are well positioned for growth in other overseas markets, particularly those with a significant non-resident Indian population as well as destinations with proximity to India and favored by Indian travelers, particularly popular regional destinations that are located within a five-hour flight from India. In December 2009, we launched our website, www.makemytrip.ae, in the United Arab Emirates, following, among other things, the registration of our website’s domain name with the relevant registry as well as the procurement of additional servers to handle the increased traffic from this new international website. The United Arab Emirates has a significant non-resident Indian population, and our website is intended to serve the travel needs of non-resident Indian travelers traveling from the United Arab Emirates and neighboring Middle Eastern countries to India as well as on their travels elsewhere. We further expanded our presence in the United Arab Emirates through the incorporation of a new wholly owned subsidiary, MakeMyTrip FZ LLC, in fiscal year 2013. We launched our Canadian website, www.makemytrip.ca, in July 2010 to serve the travel needs of the Indian residents there. We entered the Singapore market by acquiring Luxury Tours in May 2011. In July 2011, we incorporated Luxury Tours (Malaysia) to expand our operations in Malaysia and adjacent markets. In November 2012, we expanded in Thailand and Southeast Asia through our acquisitions of the Hotel Travel Group and the ITC Group. In February 2014, we entered the European market by acquiring the ETB Group.

Pursue Selective Strategic Partnerships and Acquisitions. In addition to growing our business organically, we may also pursue strategic partnerships and targeted acquisitions that complement our service offerings, strengthen or establish our presence in our targeted overseas markets or to gain access to technology. In February 2014, we acquired 100% of the ETB Group, which primarily operates through its website www.easytobook.com and offers its customers online hotel reservations in Europe, North America and other key global travel destinations. During fiscal 2013, we completed our acquisition of 100% of Luxury Tours, a Singapore-based travel agency which is engaged in the business of providing hotel reservations, excursion tours and other related services to inbound and outbound travelers in Singapore and the rest of Southeast Asia. In November 2012, we acquired 100% of the Hotel Travel Group, a well-established travel company in Southeast Asia, especially Thailand, and a 51% stake in ITC group, a well-established hotel aggregator and tour operator focused on Thailand. We expect to acquire the remaining shares of the ITC Group from its existing shareholders by December 2016. In November 2011, we acquired approximately 29% of My Guest House, which is engaged in the business of aggregation, sales and distribution of hotel room inventory with a special focus on budget lodging accommodations and serviced apartments. As of March 31, 2014, we hold 38.34% in My Guest House. In August 2011, we acquired 19.9% of Le Travenues Technology Private Limited, which owns and operates www.ixigo.com, an online travel meta search engine. We believe our existing technology platform will enable us to successfully and cost-effectively integrate our partners or new companies we acquire into our network and allow us to ensure our best practices are followed.

Our Services and Products

We offer a comprehensive selection of travel and travel-related services and products catering to the needs of residents in India and non-resident Indians and others traveling to India from the United States and other countries. We provide travelers with the tools and information they need to efficiently research, plan, book and purchase travel services and products in India as well as overseas. Our services and products include air tickets, hotels, packages, rail tickets, bus tickets, car hire and ancillary travel requirements such as visa processing and facilitating access to travel insurance. Our key customers include leisure travelers and small businesses.

Air Tickets

Our air tickets business is primarily targeted at domestic travel within India and international travel originating in India; and inbound travel to India from the United States and other countries.

Indian Domestic and Outbound Travel. We have experienced significant growth in our air ticketing business covering domestic travel within India and international travel from India since we commenced our Indian operations in 2005. The following table sets forth the number of transactions for air travel booked through us in this business in recent prior periods.

	Number of Transactions
	For fiscal year March 31
	2012	2013	2014
Indian domestic air travel	3.5 million	3.4 million	3.5 million
Outbound air travel	185,623	241,388	327,392

We provide our customers with a wide selection of airline tickets for all major domestic full-service and low-cost airlines operating in India, including Air India, Air India Express, Go Air, IndiGo, Jet Airways, SpiceJet and Air Costa; and all major international flights that originate from cities in India, including Air India, British Airways, Emirates, Jet Airways, Lufthansa, Malaysia Airlines, Singapore Airlines, Thai Airways, FlyDubai, Air Asia, Etihad Airways, Kenya Airways, Qatar Airways, Virgin Atlantic, Malindo and Tiger Airways. We obtain inventory from these airlines either through a GDS (we primarily use Amadeus GDS) or via “direct connects” to the airlines’ booking systems.

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

Inbound Travel to India. We began selling air tickets for the United States-to-India sector in 2000. Our customers are mainly non-resident Indians and persons of Indian origin traveling to India. Our customers may search and book their flights on our US sub-domain website, us.makemytrip.com, which is linked to our primary website, www.makemytrip.com, and uses a similar search and display interface as our primary website, and may also call our toll-free US hotline, 1800-INDIA-10. The total number of transactions for inbound air travel to India booked primarily from the United States and the United Arab Emirates through us was 78,348 in fiscal year 2012, 109,877 in fiscal year 2013, and 154,996 in fiscal year 2014.

Hotels and Packages

We introduced our hotels and packages business in 2005 and have since experienced significant growth in this area, including through the acquisition of the Hotel Travel Group in November 2012 and the ETB Group in February 2014. We also offer “Last Minute Deals” on our website and mobile applications to offer significant discounts to our customers on hotel bookings for same-day check-ins. The total number of transactions in our hotels and packages business was 343,141 in fiscal year 2012, 568,133 in fiscal year 2013, and 869,805 in fiscal year 2014.

Hotels. Through our websites, customers can search, compare and make reservations at more than 11,400 hotels and guesthouses in India and more than 170,200 hotels and properties outside India, as of March 31, 2014. We procure room inventory from our hotel suppliers through three methods: “direct allocation,” “direct connects” and, for most hotels outside India, through contracts with online travel agents and aggregators. Substantially all of our hotel suppliers in India have a “direct allocation” arrangement with us whereby they allocate rooms directly to us either by managing their room inventory on an extranet provided by us, or through channel managers, or supported by us via telephone. We do not assume any inventory risk for such “direct allocation” as unsold inventory is released to the hotels within an agreed period of time. The remaining hotels in India are connected through direct connects. “Direct connect” is the method by which our booking systems are integrated with the central reservations systems of the hotels and reservations made are confirmed on a real time basis, although this applies to a small proportion of our total hotels. Through our ongoing efforts to increase the automation of and otherwise improve our extranet, our hotel suppliers are now able to perform more of the necessary functions for executing transactions through our system without our direct involvement. We obtain inventory for most hotels outside India through contracts with other online travel agents and aggregators outside India. In some instances, in order to enjoy special negotiated rates for these hotels, we pre-purchase hotel room nights and assume inventory risk on them. We also own the travel website www.easytobook.com, which was acquired in February 2014 as part of our acquisition of the ETB Group. The room inventory on HotelTravel.com is also sold to MakeMyTrip.com customers. The provision of rooms at HotelTravel.com is predominantly accomplished through contracts with online travel agents and aggregators, but it also includes “direct connects”. MakeMyTrip.com’s inventory of hotel rooms is also sold through HotelTravel.com. In addition to the complete integration of the hotel room inventory available on HotelTravel.com and MakeMyTrip.com, we are also working to integrate the technological capabilities of both websites. For example, we are currently in the process of moving the hosting and monitoring of HotelTravel.com’s technology infrastructure to our Indian external data centers and team, and we expect to complete this transfer in fiscal year 2015. In addition, our internal team that operates 24 hours a day, seven days a week monitoring the technology infrastructure of MakeMyTrip.com is in the process of taking on similar responsibilities with respect to HotelTravel.com. These and other planned integrations notwithstanding, certain business and sales functions of MakeMyTrip.com and HotelTravel.com will continue to be operated separately.

The customer base for MakeMyTrip.com is primarily residents in India and non-resident Indians and others traveling to India from the United States and other countries. The customer base for HotelTravel.com and Easytobook.com is global, spread across Japan, Europe, Australia and North America. With respect to our websites and apps, the focus of our technological improvement and sales efforts is on consolidating multiple supply sources and identifying the best rates possible for our customers. In addition, we have invested in multi-lingual products and marketing, with in-house translation and customer service teams for twelve different languages. On our websites Makemytrip.com, HotelTravel.com, EasytoBook.com and through our applications on various mobile platforms, customers may search for hotels based on their destination, preferred dates for check-in and check-out, and may easily filter their search results by selecting star ratings, specific hotel chains and location etc. Customers can also indicate amenity preferences, such as business services, Internet access, fitness centers, swimming pools and travel assistance. Our “View Map” offers customers the ability to compare hotel locations on an interactive neighborhood map. Our online hotel booking platform provides an enhanced user experience for researching and booking hotels on the desktop and mobile devices.

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

For our customers travelling within India, our Indian website offers a flight plus hotel option, using a similar search and display interface as our separate air ticketing and hotels websites, which enables customers to view multiple combinations of airlines and hotels to assemble a trip which satisfies his or her unique requirements. Our website allows customers to customize their trips by combining two or more travel products and selecting their desired air and hotel supplier, often at a discounted price, compared to booking the individual components separately.

•	International Packages. We offer pre-designed independent packages, customized independent vacations, customized group tours and pre-designed escorted tours. The wide array of holiday options offered is intended to suit varying budgets and preferences of potential customers.

•	Meetings, Incentives, Conferences, Exhibitions and Events. Our MICE group offers services to organizations and other groups who wish to plan meetings, conferences or other events or organize group trips. Our MICE group assists such customers in planning and booking travel arrangements for large groups of travelers and delivers tickets and other documentation, and, on request of the customers, a member of our MICE group will accompany the group during the travel in order to ensure that all plans and activities run smoothly. Our MICE group also assists employees of these organizations with their personal travel needs.

Other Services and Products

Rail Tickets. We introduced the sale of railway tickets in India in 2009 after entering into an agreement with IRCTC, which granted us “direct-connect” access to Indian Railways’ passenger reservation system online and enabled our customers to reserve and purchase Indian Railways tickets on a real time basis through our Indian website. Indian Railways is India’s state-owned railway which owns and operates most of India’s rail transport. We booked 838,429, 387,991, and 245,542 transactions for rail tickets in fiscal years 2012, 2013 and 2014 respectively.

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

Bus Tickets. We have agreements with several major Indian and Singapore bus operators, some of which are operators of multiple routes, as well as with aggregators and other intermediaries. Our bus tickets inventory is obtained through four channels: real time inventory from operators who are directly connected to our booking system; inventory from aggregators who are directly connected to our booking system; inventory from operators who manage their inventory on an extranet supported by us; and inventory obtained by agreement with operators where a certain number of tickets are pre-allocated to us or sold to us “on request.” We booked 309,726, 543,201 and 645,001 transactions for bus tickets in fiscal years 2012, 2013 and 2014 respectively.

Customers can search for bus tickets based on their preferred travel dates and routes and our website will typically display numerous options for customers to choose from. We offer our customers basic information on the type of bus used on the relevant route and customers are able to select seats, choose from the available boarding points in the relevant city on the routes as well as obtain information on the location of the chosen boarding point among other details.

Car Hire. We introduced car hire services on our Indian website in May 2010. We currently provide car hire services in conjunction with holiday package bookings.

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

Our customers’ varied needs are served by different distribution channels. During fiscal year 2014, over 93.4% of our sales of air tickets for travel in India were made through our website, 4.6% of our sales for air tickets, which were most commonly for inbound travel, were made through our call centers. Our sales of hotel rooms are also primarily made through our websites. Our customers can book standard flight plus hotel packages on our websites, but the majority of the sales of packages within or outside India are concluded through our call centers, travel stores and travel agents’ network. All of our rail and bus ticket sales in India are made through our Indian website.

In fiscal year 2014, transactions executed through our websites, call centers and travel stores accounted for approximately 93.4%, 4.6% and 2.0%, respectively, of our total transactions. Further, in fiscal year 2014, our mobile platforms contributed approximately 7.5% of the total transactions carried out through our websites. Our proportion of mobile transactions to total transactions has reduced compared to the previous fiscal year because of an increase in the number of transactions carried out through the ETB Group and Hotel Travel websites, which had relatively fewer transactions through their mobile platforms relative to MakeMyTrip.

Internet Websites

We currently operate the websites www.makemytrip.com (including the sub-domain us.makemytrip.com), www.makemytrip.ae, www.makemytrip.com.sg and www.makemytrip.ca servicing the Indian domestic and outbound market, the United States-India inbound market (focusing in particular on non-resident Indians in the United States), the United Arab Emirates as well as neighboring Middle East countries, Singapore and neighboring Southeast Asian countries and the Canada-India market, respectively. We have tailored www.makemytrip.com and its content to our predominantly Indian user base. For example, we have localized our top-selling hotel webpages with information and using language that we believe would be more attractive and relevant to an Indian user. We also own the travel websites HotelTravel.com, which was acquired as part of our acquisition of the Hotel Travel Group in November 2012, and EasyToBook.com which was acquired as part of our acquisition of ETB Group in February 2014. HotelTravel.com’s inventory is also sold to MakeMyTrip.com customers. Similarly, MakeMyTrip.com’s inventory of hotel rooms is also sold through HotelTravel.com. In addition to the complete integration of the hotel room inventory available on HotelTravel.com and, we are also working to integrate the technological capabilities of both websites. For example, we are currently in the process of moving the hosting and monitoring of HotelTravel.com’s technology infrastructure to our Indian external data centers and team and we expect to complete this transfer in fiscal year 2015. In addition, our internal team that operates 24 hours a day, seven days a week monitoring the technology infrastructure of MakeMyTrip.com is in the process of taking on similar responsibilities with respect to HotelTravel.com. These and other planned integrations notwithstanding, certain business and sales functions of MakeMyTrip.com and HotelTravel.com will continue to be operated separately. In addition, we own the travel website www.easytobook.com, which was acquired in February 2014 as part of our acquisition of the ETB Group. Through the website, customers can search, compare and make reservations at approximately 170,200 hotels and properties internationally and in India. Our websites have been designed to provide a user-friendly experience to our customers and are reviewed and upgraded from time to time.

Using our websites, customers can easily and quickly review the pricing and availability of nearly all our services and products, evaluate and compare options, and book and purchase such service and products online. We have also designed our websites to offer personalized recommendations and offers based on a customer’s history. In addition, we have self-service customer support modules on our websites to let our customers check their refund status, modify or cancel reservations and view their travel itineraries. Customers can also purchase ancillary travel-related services and products, such as travel insurance as part of the booking process. Certain packages for MICE or other customized packages cannot be purchased online although customers can submit inquiries through our websites and our sales representatives will contact such customers to follow up and process the transaction, if required.

Typically, a transaction on our websites involves the following steps:

Search. A customer conducts a search for a particular product, or combination of products (for example, flight plus hotel), on our websites by defining desired parameters. For example, for domestic Indian flights, apart from the city of departure and destination, number of travelers and dates of travel, our customers can also input additional parameters such as preferred cabin class, preferred airlines, refundable fares and direct flights. Our websites’ search capabilities employ scalable search and routing logic that we believe return comprehensive results without sacrificing search response times or creating added stress on our suppliers’ infrastructure. Our search results are generated in a cost-effective and time-efficient manner, since over 80% of our search results come from cache. Our web-based booking engine, which has been designed to link to our suppliers’ systems either through “direct connects” or a GDS (we primarily use Amadeus GDS), allows us to deliver real time information. In addition, we also provide extranet access to our hotel suppliers where they can update their rates, inventory and content on our websites.

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

Payment. We offer our customers a variety of payment methods. On our Indian website, customers may pay in Indian Rupees with credit cards, debit cards issued by several major banks in India (including Citibank, ICICI Bank, HDFC Bank, State Bank of India and AXIS Bank), bank transfers or cash cards. We also offer cash-on-delivery for select travel products and partial payment options for large value transactions. The payment gateway for sales on our Indian website is secured by “Verified by VISA”, “MasterSecure” and “American Express SafeKey”. On our US website, customers may pay in US dollars with credit cards or through PayPal. On our United Arab Emirates website, customers may pay in United Arab Emirates Dirham with credit cards. On HotelTravel.com and Easytobook.com, customers may pay in multiple currencies with credit cards.

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

Call Centers

Our in-house call centers, which mainly handle our sales and post-sales customer service support for our international hotels and packages business as well as domestic Indian packages with more complicated itineraries, are run out of Gurgaon in India, as well as out of Singapore and Thailand. Our call centers in India operate 24 hours a day, seven days a week and customers can call these centers through various toll-free numbers in India to consult with our sales representatives, receive comprehensive, real time hotel and package information, and make travel bookings. As of March 31, 2014, we employed approximately 131 sales representatives, including supervisors, in all of our in-house call centers. All of our sales representatives in India participate in a formal four-week training program before commencing work and have an in-depth knowledge of their relevant local market. Our sales representatives are also trained and updated with our new services and products.

To achieve cost-efficiency and scalability, we utilize various third-party vendors in India to manage our call center service and we outsource our call center service for sales and service for all international flights (both inbound to India and outbound from India), and most of our hotel reservations and packages to such vendors. Our outsourcing service providers also handle our post-sales customer service support for all flights (domestic and international), hotel reservations and packages, and rail and bus ticketing, as well as back office fulfillment and ticketing services. Our key outsourcing service providers are IBM, iEnergizer IT Services, Serco, InterGlobe and Motif India Infotech in India, where agents provide both English and Hindi language options to our customers. We believe these experienced and reputable service providers are able to adhere to our customer service standards and enhance our service quality. Our agreement with iEnergizer IT Services provides our customers the option of using Tamil for their transactions. Our agreement with IBM has been transferred to another party which has acquired IBM’s business process outsourcing business. However, the business process outsourcing business will continue to operate under the IBM name. These external call centers also operate 24 hours a day, seven days a week. In aggregate, we had 1,168 external sales and service agents from IBM, iEnergizer IT Services, Serco, InterGlobe, Motif India Infotech and other providers constituting our outsourced call center sales and service force as of March 31, 2014. In addition, we also have 10 agents located at our outsourced call centers that handle customer service for any post-sale issues or queries for Easytobook.com. Our external agents must undergo a formal four-week training program as well as periodic refresher training courses in order to understand our processes and systems and be able to effectively service our customers.

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

Travel Stores

As of March 31, 2014, we had 20 company-owned travel stores in 18 cities, including one in our office in Gurgaon, 35 franchisee-owned travel stores which primarily sell packages in 31 cities, and counters in four major airports in India. We started our franchisee network in 2009 with six stores and initiated a major expansion in 2011.

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

Travel Agents’ Network

We have a travel agents’ network in India which we started in 2009 to enable registered agents to access our B2B website and sell our full suite of online travel products to their customers, although access is now only available for our hotels and packages products. As of March 31, 2014, we had a network of approximately 1,150 registered agents across approximately 190 cities and towns in India. Our B2B website uses a similar interface as our external customer-facing websites and we were able to launch our B2B platform in a few months by leveraging technology already being used by us for our customer-facing websites. We believe our network is attractive to travel agents as we provide access to products which such agents may not otherwise be able to access cost-effectively or at all. These travel agents earn commissions from us depending on the volume and type of travel services and products sold. Furthermore, our travel agents’ network allows us to expand our footprint in India and distribution network in a cost-effective manner.

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

In addition to our basic and touch mobile sites accessible at http://m.makemytrip.com, our mobile services are available through our BlackBerry application, which was launched in early 2011, our Android application, which was launched in April 2012, our iPhone application, which was launched in July 2012 and our Windows Mobile application, which was launched in August 2013. Our mobile applications registered more than 2.7 million cumulative downloads as of March 31, 2014.

Our customers are now able to make bookings on our mobile site, http://m.makemytrip.com, and on major mobile platforms through our mobile applications for iPhone and Android allow bookings for Indian and international flights, hotels and holiday packages and Indian bus offerings, our mobile application for BlackBerry allows bookings for Indian domestic flights, and our Windows Mobile application allows bookings for Indian domestic flights and hotels. In addition to being able to make different types of travel bookings on their smartphones and mobile devices, customers can view their booking details, cancel bookings, request e-tickets, track refund status, check flight status, look for new deals and use location-based services to find nearby places of interest.

Technology and Infrastructure

General

We benefit from an advanced technology platform which we believe has a high level of reliability, security and scalability, and which has been designed to handle high transaction volumes across all our websites on shared infrastructure. We operate our technology platform through two external data centers in India, one located in Mumbai and one located in Chennai, one external data center located in Singapore, which we are in the process of shutting down, and one internal data center in our office in Gurgaon. Our Indian external data centers run together in “active-active” mode so that each serves approximately half of our website traffic at any given time. The Singaporean external data center primarily serves our HotelTravel.com business with critical data replicated to our Indian external data centers, although we are currently in the process of moving the hosting of HotelTravel.com’s technology infrastructure to our Indian external data centers and it is expected to be completed by the end of June 2014. Our internal data center runs independently and serves all the data needs of our internal operations, such as e-mail.

In the event one of our Indian external data centers shuts down, our other Indian external data center will automatically take over for it. This capability helps us to ensure business continuity and minimize potential damage in the event of a disruption. Our technology system in India is capable of handling up to 3.0 million website requests a day and 8.5 million page views per day.

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

We believe we have core technology advantages in multiple areas, including:

•	website logic that simplifies and improves our customers’ ability to book a trip most suited to their requirements, including providing extensive low-price options and alternative routings, and assisting customers in finding their destinations easily by using colloquial names or major landmarks;

•	availability on a variety of mobile platforms, including iPhone, Android, BlackBerry and Windows Mobile;

•	scalable search and caching technologies that return comprehensive results and allow us to provide more flight and hotel options to our customers without sacrificing search response times or creating added stress on our suppliers’ operating or cost infrastructure;

•	capability to combine various flight plus hotel options, offering our customers the ability to see multiple combinations of airlines and hotels to assemble a package, resulting in trips that are frequently less expensive than individually booked components and more flexible for our customers;

•	social engagement platform that allows our customers to connect to their virtual friends through our site, using various sharing options from external social networks; and

•	capability to monitor the more than 10,000 unique system, application, network, security and business metrics that make up our technology platform, including the capability to generate advanced reports and alerts related to this data.

Fully Integrated Technology Platform

Our CRM system in India uses software by Oracle RightNowTM CRM, which integrates our sales, customer service and fulfillment operations. Our web-enabled centralized booking system in India enables our customers and B2B partners to search and book travel services and products we sell and provide on a real time basis. We also have “Verified by VISA”, “MasterSecure” and “American Express SafeKey” payment gateways, which provides additional security for transactions via our Indian website using credit cards and debit cards issued by Indian institutions. We also offer payment options via netbanking and other instruments.

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

We integrate our ERP application (which uses Microsoft DynamicsTM) with our CRM system which enables our agents to create packages, make and amend bookings as well as attend to customer inquiries. Our CRM system is designed to analyze customer needs for better servicing. It generates reports identifying areas of opportunity or weakness and thereby helps us in improving our service and product quality. We also use software from Omniture Web Analytics, SAS, Big Data Hive and Qlikview to assist us in analyzing our web-based business in India through various metrics, such as the rate of conversion of visitors to our websites to purchasing customers.

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

Our marketing channels primarily include online advertising, such as paid search engine marketing and optimization with leading Internet search engines (such as Google™) and display advertising on websites (such as Yahoo!™ India and TripAdvisor™), offline advertising using print or broadcast media, such as television or radio, e-mails and short messages, and other marketing channels, such as through our call centers and travel stores. We have consistently invested in building our brand and expanding our reach to travelers in India as well as overseas, through mass media campaigns as well as through innovative digital marketing tools such as viral marketing and online display banners. We also have a strong presence in social media, such as Facebook™, YouTube™ and Twitter™.

Our marketing programs and initiatives also include targeted campaigns, promotional or seasonal offers, as well as, from time to time, partnerships with international tourism boards. From time to time, we may run promotional schemes offering free air tickets upon the purchase of certain air tickets. For example, in the past we have run a promotion offering one free domestic air ticket upon the purchase of one domestic air ticket in India, subject to certain conditions. The estimated cost of any such free air tickets is recognized at the time of issuance of the paid air tickets. We do not expect this promotion to have a significant impact on our revenues.

We have partnerships with the entertainment business in India to promote our hotel products. In addition, we were the official travel partner of the Sunrisers Hyderabad in 2013, one of the cricket teams in the Indian Premier League, to promote our online hotel offerings. As the team’s principal sponsor, we had our logo prominently displayed on the front of each player’s jersey and around the stadium and grounds in Hyderabad. The campaign was supported with television commercials that ran nationwide in April and May 2013, featuring Indian and international cricket stars booking hotels online with www.makemytrip.com.

We also have alliances and arrangements with several major banks in India, with whom we run promotional offers and vouchers. These alliances and arrangements provide us with access to our partners’ large customer base where targeted marketing for customer acquisition can be made at relatively low costs. In the quarter ending March 31, 2014, we also expanded ‘My Trip Rewards’, our loyalty program, in association with PAYBACK, a global customer loyalty rewards company. Our program was remodeled in January 2014 to allow for automatic enrollment of customers on our website, which has helped in expanding the size of our program, and changes on our website have allowed our customers to use or earn loyalty points with greater ease for online bookings. As of March 31, 2014, we had approximately 800,000 members, who made a significant contribution to our overall business. We believe that our program has been particularly successful in connection with our hotels and packages business.

We have won many awards, including the Best Travel Portal by CNBC Awaaz (2013), Most Innovative B2C Company at Travel Innovation Summit by PhoCusWright (2013) for creating consumer friendly technologies, Best Travel Portal by Lonely Planet (2013), Best Travel Portal (Indian) by Lonely Planet (2012), Outlook Traveller Favourite Travel Portal (2012), Travel Innovator of the Year by Travel Distribution World Asia Awards (2012), E Retailer of the Year at the Star Retailer Awards (2012), Best Mobile Strategy award at EyeforTravel’s Social Media & Mobile in Travel Asia conference (2013), Porter Prize (named after Michael E. Porter) for “Industry Architecture Shift” (2012), Safari India National Tourism Award for Best Online Tour Company (2012), Best Online Travel Agency and Best Domestic Tour Operator by the Times of India (2011), Best Travel Portal by CNBC Awaaz (2009) and Best Online Travel Agent for Excellence in the Indian Travel Market by TravelBiz Monitor (2009), as well as numerous awards from trade partners.

Customer Service

Our customer focused approach is centered on ensuring a favorable user experience on our websites as well as excellent customer service. Our intention is to provide customer support prior to, during and after travel. Our websites are designed to provide a user-friendly experience and integrate valuable travel information, such as flight status information, user-generated travel reviews and destination guides, to help customers research and make travel decisions. We also monitor feedback from our customers using our CRM system and review and upgrade the features of our websites from time to time.

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

Travel Stores. Customers may also visit our various travel stores and airport counters in 43 cities in India and obtain assistance from our sales and customer service representatives.

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

Our top five (in alphabetical order) airline suppliers for travel in India and overseas (based on revenue less service cost earned by us) and our top five (in alphabetical order) hotel suppliers (based on gross bookings) for fiscal 2014 were:

Airlines (Travel within India)	Airlines (International Travel)	Hotels (within India)
Air India	Air India	Carlson Group of Hotels
Go Air	Emirates	Fortune Group of Hotels
IndiGo	Etihad Airways	Indian Hotels Company Limited
Jet Airways	Jet Airways	Sarovar Hotels and Resorts Private Limited
SpiceJet	Malaysian Airlines	The Lalit Group of Hotels

Airlines

We have access to real time inventory of all major airlines operating in, from and to India either through a GDS (we primarily use Amadeus GDS) or through “direct connects” to our airline suppliers’ booking systems.

Most of these airlines offer us fares that match those offered by the airlines on their own websites as well as on other online travel websites. The fares paid by our customers include our service fee in addition to the fares charged by the airlines. We currently have commission arrangements with all India-based airlines, as well as major international airlines that service India, where part of our commission is linked to the number of sales facilitated by us or the revenue realized by these airlines on sales completed through us. Similarly, we earn fees from our GDS service provider on a per-segment basis for sales completed by us through the GDS that are linked to the volumes of sales completed by us.

Hotels

As of March 31, 2014, we provided our customers with access to over 11,400 hotels and guesthouses in India, and more than 170,200 hotels and properties outside India. Our hotel supply team is responsible for negotiating agreements or arrangements with independent hotels, hotel chains and hotel management companies and securing competitive rates, promotions and access to inventory for listing on our websites as well as packaging of holidays. We select our hotel partners by their reputation and quality and monitor customer feedback on our websites as well as other channels in order to ensure that hotels listed on our websites maintain acceptable standards.

In our hotels and packages business, our revenue represents the total amount paid by our customers for these travel services and products and the cost of procuring the relevant services and products are classified as service cost. We also earn commissions from other hotel suppliers, typically larger hotel chain operators, depending on the volume of reservations made through us.

Through our websites, customers can search, compare and make reservations at more than 11,400 hotels and guesthouses in India and more than 170,200 hotels and properties outside India as of March 31, 2014. We procure room inventory from our hotel suppliers through three methods: “direct allocation,” “direct connects” and, for most hotels outside India, through contracts with online travel agents and aggregators. Substantially all of our hotel suppliers in India have a “direct allocation” arrangement with us whereby they allocate rooms directly to us either by managing their room inventory on an extranet provided by us, or through channel managers, or supported by us via telephone. We do not assume any inventory risk for such “direct allocation” as unsold inventory is released to the hotels within an agreed period of time. The remaining hotels in India are connected through direct connects. “Direct connect” is the method by which our booking systems are integrated with the central reservations systems of the hotels and reservations made are confirmed on a real time basis, although this applies to a small proportion of our total hotels. Through our ongoing efforts to increase the automation of and otherwise improve our extranet, our hotel suppliers are now able to perform more of the necessary functions for executing transactions through our system without our direct involvement. We obtain inventory for most hotels outside India through contracts with other online travel agents and aggregators outside India. In some instances, in order to enjoy special negotiated rates for these hotels, we pre-purchase hotel room nights and assume inventory risk on them. We also own the travel website www.easytobook.com, which was acquired in February 2014 as part of our acquisition of the ETB Group. In addition, we own the travel website HotelTravel.com.

Competition

The market for travel services and products is highly competitive. We currently compete with both established and emerging providers of travel services and products, including other online travel agencies, such as cleartrip.com, expedia.com, travelocity.co.in, yatra.com, goibibo.com, booking.com and agoda.com, as well as traditional travel agencies, tour operators, travel suppliers and operators of travel industry reservation databases. Large, established Internet search engines have also launched applications offering travel itineraries in destinations around the world, and meta-search companies who can aggregate travel search results also compete with us for customers. In our domestic hotels and packages business, we compete primarily with Cox & Kings, Kuoni India and Thomas Cook, all of which are established industry players in the Indian travel market.

Certain of our travel suppliers have also been steadily focusing on increasing online demand on their own websites and decreasing or eliminating their dependence on third-party distributors like us. For instance, many low-cost airlines may, subject to applicable regulations, reduce or eliminate commissions to agents such as us or restrict the amount of service fees we are able to charge customers. Suppliers who sell on their own websites typically do not charge a processing fee, and, in some instances, offer advantages such as their own bonus miles or loyalty points, which could make their offerings more attractive to customers than offerings like ours. See “Item 3. Key Information — D. — Risk Factors — Risks Related to Us and Our Industry — The Travel Industry in India and Worldwide is Intensely Competitive, and We May Not Be Able to Effectively Compete in the Future.”

Intellectual Property

Our intellectual property rights include trademarks and domain names associated with the name “MakeMyTrip,” and other rights arising from confidentiality agreements relating to our website content and technology. We regard our intellectual property as a factor contributing to our success. We rely on trademark law, trade secret protection, non-competition and confidentiality agreements with our employees and some of our partners and vendors, to protect our intellectual property rights. We require our employees to enter into agreements to keep confidential all information relating to our customers, methods, business and trade secrets during and after their employment with us. Our employees are required to acknowledge and recognize that all inventions, trade secrets, works of authorship, developments and other processes made by them during their employment are our property.

We have registered our domain names, “www.makemytrip.com” (which includes the sub-domain “us.makemytrip.com” for our US website), “www.makemytrip.ae,” “www.makemytrip.com.sg,” “www.luxury.com.sg,” “www.indiaahoy.com,” and “www.hoteltravel.com” and have full legal rights over these domain names for the period for which such domain names are registered. We conduct our business under the “MakeMyTrip” brand name and logo and have registered the trademarks “MakeMyTrip” in India, Mauritius, Bhutan, Nepal, Singapore, Taiwan, Indonesia, Canada and the United States and “MakeMyTrip Times” and “India Ahoy” in India. We have applied for registration of the trademark “MakeMyTrip” in Australia, Malaysia, Sri Lanka, Thailand and the United Arab Emirates. We have also applied for trademark registration of the logos “Happy Holidays, Happy Prices” (our trademark for our holiday packages), “makemytrip.com — Memories Unlimited” and “my”; word marks “Traveltalkies” and “Memories Unlimited”; and logos and word marks for “tripalong”, “routeplanner” and “MakeMyTrip — Hotels Unlimited” in India, and such applications are currently pending, and we have filed responses to objections by the Trademark Registry to certain such applications. We have recently registered copyrights of our logo and brand name “MakeMyTrip” in India and copyright registration of certain specific representations of the logo “my”. We have also obtained an assignment over the trademark “Luxury Tours & Travel”. After our acquisitions of the Hotel Travel Group and the ITC Group in November 2012, we have filed trademark applications for the logos “HotelTravel” and “ITC” in Thailand, which are currently pending. We have also applied for patents in India for certain aspects of our technological systems.

Employees

As of March 31, 2014, we had 1,712 employees. The following tables show a breakdown of our employees as of the end of our past three fiscal years by category of activity and geographic location.

	Number of Employees as of March 31,
Division/Function	2012	2013	2014
Management(1)	5	6	7
Product development	60	45	42
Sales and marketing	670	768	645
Technology development and technology support	188	297	351
Others (including operations, business development, administration, finance and accounting, legal and human resources)	350	497	667

Total	1,273	1,613	1,712

Notes:

1.	Includes Mr. Amit Somani who resigned on February 10, 2014 and whose resignation was effective from May 9, 2014.

	Number of Employees as of March 31,
Location	2012	2013	2014
India	1,188	1,279	1,308
United States and Canada	4	5	5
Singapore	75	78	56
Malaysia	6	11	17
Thailand	—	235	267
United Arab Emirates	—	4	3
China and Hong Kong	—	1	2
The Netherlands	—	—	39
Israel	—	—	15

Total	1,273	1,613	1,712

None of our employees are represented by a labor union. We believe that our relations with our employees are good. We also contract with third parties for the provision of temporary employees from time to time based on the needs of our businesses for various functions, including administration, technology-related projects and staffing at our travel stores and airport counters. As of March 31, 2014, we employed 228 temporary and contractual employees.

Insurance

We maintain and annually renew insurance for losses (but not business interruption) arising from fire, burglary as well as terrorist activities for our corporate office at Gurgaon, India, as well as for our various company-owned travel stores in 18 cities in India and for our airport counters in Mumbai, Delhi, Chennai and Hyderabad. In connection with our initial public offering in August 2010, we purchased a liability policy that also covers our directors and officers with a policy limit of $50 million. We extended this policy in connection with our follow-on public offerings in June 2011 and March 2014. In addition, we have a liability policy of $30 million to insure our directors and officers from various liabilities arising out of the general performance of their duties. We have purchased public liability insurance and fidelity insurance for MMT India and have also purchased public liability insurance, fidelity insurance and work injury compensation insurance with an aggregate policy limit of approximately $1.0 million for Luxury Tours.

Regulations

We are subject to various laws and regulations in India arising from our operations in India, including travel agent requirements and the operation of our website, call centers, airport counters and company-owned travel stores.

MMT India requires licenses from state tourism departments to act as a travel agent/tour operator in certain states in India. MMT India has received a license in West Bengal and applied for such license in the National Capital Territory of Delhi. In addition, Luxury Tours holds a travel agent’s license from the Singapore Tourism Board, Luxury Tours (Malaysia) holds an Inbound license from the Ministry of Tourism, Malaysia and ITC Bangkok Co., Ltd. holds an inbound license from the Tourism Authority of Thailand.

MMT India has obtained a license from the Reserve Bank of India to act as a Full Fledged Money Changer (single branch), which requires that MMT India maintain a minimum net owned funds of Rs. 2.5 million (approximately $0.04 million). However, other than money changing services provided to certain of our existing customers, we do not intend to expand our money changing operations.

Under the Information Technology Act, 2000, as amended, we are subject to civil liability to compensate for wrongful loss or gain to any person arising from negligence in implementing and maintaining reasonable security practices and procedures with respect to sensitive personal data or information that we possess, deal with or handle in our computer systems, networks, databases and software. India has also implemented privacy laws, including the Information Technology (Reasonable Security Practices and Procedures and Sensitive Personal Data or Information) Rules, 2011, which impose limitations and restrictions on the collection, use and disclosure of personal information.

We obtained approvals to operate our domestic and international call centers in India as “Other Service Providers” from the Department of Telecommunications, Ministry of Communications and Information Technology, Government of India, which are valid for 20 years from September 27, 2005 and June 6, 2001, respectively. We have also obtained Telemarketing Centre Approvals for Delhi and Gurgaon, which are valid until 2018.

We obtain and maintain registrations under the Shops and Establishments Act and Rules of each state where our company-owned travel stores are located.

Our operations in India currently do not benefit from tax holidays under any applicable laws or regulations.

The consolidated foreign direct investment policy, or the FDI Policy, issued by the Department of Industrial Policy & Promotion, Ministry of Commerce & Industry, Government of India and the Foreign Exchange Management Act, 1999, as amended, and the regulations framed thereunder, or the FEMA have certain requirements with respect to downstream investments by Indian companies that are owned or controlled by foreign entities. These requirements currently include restrictions on issuances, pricing and valuation of shares of Indian companies and sources of funding for such investments, which may, in certain cases, require prior notice to or approval of the Government of India.

The Companies Act, 2013 and the rules thereunder, or the new Companies Act, which has recently been enacted, contains significant changes to Indian company law, including in relation to the issue of capital by companies, related party transactions, corporate governance, audit matters, shareholder class actions, restrictions on the number of layers of subsidiaries and corporate social responsibility spending. While several provisions of the new Companies Act are currently effective, the existing Companies Act, 1956 remains in effect with respect to other provisions. The timing for effectiveness of the remaining provisions of the new Companies Act is unclear. See “Item 3. Key Information — D. – Risk Factors — Risks Related to Us and Our Industry — Changing Laws, Rules and Regulations and Legal Uncertainties in India, Including Adverse Application of Corporate and Tax Laws, May Adversely Affect Our Business and Financial Performance.”

C. Organizational Structure

The following diagram illustrates our corporate structure and the place of formation and ownership interest of each of our significant subsidiaries, as of the date of this Annual Report.

Notes:

(1)	MakeMyTrip Inc. has an insignificant subsidiary.
(2)	The Hotel Travel Group consists of (i) Techblend Inc. (British Virgin Islands) — 100%; (ii) Hotel Travel Limited (Malaysia) — 100%; (iii) HTN Co., Ltd. (Thailand) — 100%; and (iv) other insignificant subsidiaries.
(3)	The ITC Group consists of (i) ITC Bangkok Co., Ltd. (Thailand) — 51%; and (ii) other insignificant subsidiaries.
(4)	The ETB Group consists of (i) Easy to Book Holding B.V. (Netherlands) — 100%; (ii) Easy to Book Service B.V. (Netherlands) — 100%; and (iii) other insignificant subsidiaries.

D. Property, Plants and Equipment

Our primary facility is our principal executive office located in Gurgaon, India. We lease this approximately 93,700 square foot facility through at least fiscal year 2020.

As of March 31, 2014, we had 20 company-owned travel stores in 18 cities, including one in our office in Gurgaon, 35 franchisee-owned travel stores which primarily sell packages in 31 cities and counters in four major airports in India. Outside of India, we lease offices in New York, San Francisco, Singapore, Kuala Lumpur, Phuket, Bangkok, Amsterdam and Herzliya, Israel and we own two offices in Phuket.

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

Overview

We are the largest online travel company in India, based on gross bookings for 2012, according to PhoCusWright. Through our primary website, www.makemytrip.com, and other technology-enhanced platforms, travelers can research, plan and book a wide range of travel services and products in India as well as overseas. Our services and products include air tickets, hotels, packages, rail tickets, bus tickets, car hire and ancillary travel requirements such as facilitating access to travel insurance. In order to meet the requirements of this growing Indian middle class travel market where Internet penetration is relatively low, we also utilize other technology-enhanced distribution channels, including call centers, our travel stores in India, as well as our travel agents’ network in India. Our customers are now able to make bookings on our mobile site, http://m.makemytrip.com, and on major mobile platforms through our mobile applications, including Indian and international flights, hotels and holiday packages and Indian bus offerings through our Android and iPhone applications, Indian domestic flights through our BlackBerry application, and Indian domestic flights and hotels through our Windows Mobile application. We believe that smartphones and mobile devices will become a more integral part of how our customers shop for and purchase our products in the coming years.

We generate revenue through two main lines of business, air ticketing, and hotels and packages. Our sales of air tickets and hotel rooms are primarily made through our website and our mobile applications. Our customers can book standard flight plus hotel packages on our websites, but the majority of the sales of packages within or outside India are concluded through our call centers, travel stores and travel agents’ network. We also generate revenue through the online sale of rail and bus tickets and by facilitating access to travel insurance, as well as advertising revenue from third-party advertisements on our websites.

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

The following tables reconcile our revenue (an IFRS measure) to revenue less service cost (a non-IFRS measure):

	Air Ticketing			Hotels and Packages			Other Revenue			Total
	Fiscal Year Ended March 31			Fiscal Year Ended March 31			Fiscal Year Ended March 31			Fiscal Year Ended March 31
	2012	2013	2014	2012	2013	2014	2012	2013	2014	2012	2013	2014
Revenue	$76,190.3	$60,888.8	$66,523.2	$116,701.1	$164,129.3	$184,500.7	$3,707.8	$3,803.8	$4,350.7	$196,599.3	$228,821.9	$255,374.6
Less: Service Cost	9,939.6	4,119.6	4,471.7	98,474.8	136,537.1	144,507.8	—	—	—	108,414.3	140,656.7	148,979.6
Revenue less service cost	$66,250.7	$56,769.2	$62,051.5	$18,226.3	$27,592.2	$39,992.9	$3,707.8	$3,803.8	$4,350.7	$88,184.9	$88,165.2	$106,395.1
% of total revenue less service cost	75.1%	64.4%	58.3%	20.7%	31.3%	37.6%	4.2%	4.3%	4.1%	100.0%	100.0%	100.0%

Key Operating Metrics

Our operating results are affected by certain key metrics that represent overall transaction activity and subsequent financial performance generated by our travel services and products. Three of the most important metrics, which are critical in determining the ongoing growth of our business, are revenue less service cost, gross bookings and net revenue margins.

Revenue from our air ticketing business is generally accounted for on a “net” basis (representing the commissions, incentive payments and fees we earn) and recognized at the time of issuance of air tickets. We account for our air ticketing revenue in this manner as we typically act as an agent and do not assume any performance obligation after the confirmation of the issuance of tickets. However, on a few occasions, we pre-purchase air ticket inventory in order to enjoy special negotiated rates and revenue from the sale of such tickets is accounted for on a “gross” basis (representing the price of the tickets paid by our customers) as we assume inventory risk on such pre-purchased tickets. The cost of such air tickets is classified as service cost.

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

The following table sets forth the number of transactions, gross bookings and net revenue margins for our air ticketing business, and hotels and packages business during last three fiscal years.

	Fiscal Year Ended March 31
	2012	2013	2014
	(in thousands, except percentages)
Number of transactions:
Air ticketing	3,715.4	3,794.1	3,999.2
Hotels and packages	343.1	568.1	869.8
Gross bookings:
Air ticketing	$839,234.3	$939,637.5	$943,699.1
Hotels and packages	153,723.2	229,921.0	317,518.4

	$992,957.5	$1,169,558.6	$1,261,217.5

Net revenue margins:
Air ticketing	7.9%	6.0%	6.6%
Hotels and packages	11.9%	12.0%	12.6%
Combined net revenue margin for air ticketing and hotels and packages	8.5%	7.2%	8.1%

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

During fiscal year 2013, Kingfisher Airlines, one of the major airlines in India and one of our airline suppliers, shut down its operations, which resulted in a decline in the total capacity in the airline industry in India. In addition, adverse changes to the overall business and financial climate for the airline industry in India due to various factors including, but not limited to, rising fuel costs, high taxes, significant depreciation of the Indian Rupee as compared to the US dollar making travel for Indian consumers outside India more expensive, and increased liquidity constraints, resulted in airlines in India reducing the base commissions paid to travel agencies. These factors were primarily responsible for causing us to record a net loss of $(27.6) million in fiscal year 2013 as compared to a profit of $7.0 million in fiscal year 2012. Adverse economic developments continued to negatively affect the travel industry in fiscal year 2014, which was a significant reason for our net loss of $(20.9) million in fiscal year 2014 as compared to a net loss of $(27.6) million in fiscal year 2013. Any consolidation in the airline industry involving our suppliers may also adversely affect our existing relationships and arrangements with such suppliers.

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

In fiscal year 2013, our air ticketing net revenue margins decreased to 6.0% from 7.9% in fiscal year 2012. This decrease was mainly as a result of airlines in India reducing their base commissions in fiscal year 2013. In fiscal year 2014, our air ticketing net revenue margins increased to 6.6% from 6.0% for fiscal year 2013. This increase was mainly as a result of an improvement in the negotiated rates and incentive deals we received from our air ticketing suppliers in fiscal year 2014.

In fiscal year 2013, our net revenue margins in the hotels and packages business increased marginally from 11.9% in fiscal year 2012 to 12.0% in fiscal year 2013. The increase in margin was achieved due to an expansion of our supplier base through the acquisition of the Hotel Travel Group and the ITC Group in the third quarter of fiscal year 2013. As a result of selling inventory available from internal suppliers such as the Hotel Travel Group and ITC Group in fiscal year 2013, we purchased less inventory from external vendors as compared to fiscal year 2012, who typically charge a commission in addition to the cost of the hotel room or package.

In fiscal year 2014, our net revenue margins in the hotels and packages business increased from 12.0% in fiscal year 2013 to 12.6% in fiscal year 2014. The increase in margin was achieved due to an increase of our supplier through the acquisitions in fiscal year 2013 and the acquisition of the ETB Group in February 2014. As a result of selling inventory available from internal suppliers such as the Hotel Travel Group and ITC Group during fiscal year 2014, we purchased less inventory from external vendors as compared to fiscal year 2013, who typically charge a commission in addition to the cost of the hotel room or package.

Our hotels and packages transactions have increased over the last three fiscal years, increasing from 343,141 transactions in fiscal year 2012 to 869,805 transactions in fiscal year 2014. Gross bookings for hotels and packages increased from $153.7 million in fiscal year 2012 to $317.5 million in fiscal year 2014. Revenue less service cost from our hotels and packages business accounted for 20.7%, 31.3% and 37.6% of our total revenue less service cost in fiscal years 2012, 2013 and 2014, respectively. The increase of revenue less service cost in fiscal year 2014 as compared to fiscal year 2013 was due to a significant increase in the number of transactions and an increase in net revenue margins, further aided by the acquisitions of the Hotel Travel Group and the ITC Group in fiscal year 2013 and acquisition of the ETB Group in the fourth quarter of fiscal year 2014.

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

US Dollar-Indian Rupee Exchange Rate. The reporting currency of our financial statements is the US dollar. However, the functional currency of our key operating subsidiary in India is the Indian Rupee. We generate a substantial portion of our revenue in Indian Rupees and substantially all of our costs are borne in Indian Rupees. A majority all of our assets and liabilities are also denominated in Indian Rupees.

The financial statements of all our subsidiaries are translated to our reporting currency using relevant exchange rates in accordance with IFRS. In particular, the assets and liabilities of our foreign operations are translated to US dollars at exchange rates as of the relevant reporting date, and the income and expenses of our foreign operations are translated to US dollars at the average of the exchange rates applicable during the relevant reporting period. Foreign exchange gains and losses resulting from the settlement of transactions and from the re-measurement of monetary items at year-end exchange rates are recognized in the profit or loss of the period in which they arise. For the purposes of consolidation, all income and expenses are translated at the average rate of exchange during the period covered by the applicable statement of income and assets and liabilities are translated at the exchange rate prevailing on the balance sheet date. When the US dollar strengthens against the Indian Rupee, our revenue and costs in Indian Rupees converted to US dollars decrease. When the US dollar weakens, our revenue and costs in Indian Rupees converted to US dollars increase.

Recently, there have been periods of high volatility in the Indian Rupee and US dollar exchange rate. In fiscal year 2014, the average value of the Indian Rupee depreciated 10.3% against the US dollar as compared to the average value of the Indian Rupee in fiscal year 2013. This volatility is illustrated in the table set forth in the section titled “Exchange Rates.” As a result of the depreciation of the Indian Rupee against the US dollar during fiscal year 2014, our loss on account of foreign exchange fluctuations during fiscal year 2014 was $(2.7) million as compared to $(1.9) million for fiscal year 2013.

Our Revenue, Service Cost and Other Revenue and Expenses

Revenue

We commenced operations in 2000 and in the first five years following our inception, we focused on the non-resident Indian market in the United States, primarily servicing its demand for air tickets from the United States to India. In 2005, we started our Indian air ticketing business. Over time, we have expanded our hotels and packages business as well as expanded internationally and introduced new non-air services and products such as the sale of rail and bus tickets, and facilitating access to travel insurance. We also generate advertising revenue from third-party advertisements on our websites.

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

Service Cost

Service cost primarily consists of costs paid to hotel and package suppliers for the acquisition of relevant services and products for sale to customers, and includes the procurement cost of hotel rooms and other local services such as sightseeing costs for packages and local transport costs; it does not include any component of personnel cost, depreciation or other operating costs. As revenue from our air ticketing business is generally recognized on a “net” basis, there is typically no service cost associated with our air ticketing business. However, on a few occasions, we pre-purchase air ticket inventory in order to enjoy special negotiated rates and revenue from the sale of such tickets is recognized on a “gross” basis (representing the retail value of the tickets paid by our customers). The cost of such air tickets is classified as service cost.

The following table sets forth revenue recorded on a “gross” basis and on a “net” basis as well as service costs within our air ticketing business, our hotels and packages business and our other revenue during last three fiscal years.

	Air Ticketing			Hotels and Packages			Other Revenue			Total
	Fiscal Year Ended March 31			Fiscal Year Ended March 31			Fiscal Year Ended March 31			Fiscal Year Ended March 31
	2012	2013	2014	2012	2013	2014	2012	2013	2014	2012	2013	2014
Revenue on gross basis	$12,520.0	$5,139.0	$5,228.0	$110,962.9	$154,972.9	$164,087.7	$—	$—	$—	$123,482.9	$160,111.9	$169,315.7
Revenue on net basis	63,670.3	55,749.8	61,295.1	5,738.3	9,156.4	20,413.0	3,707.8	3,803.8	4,350.7	73,116.4	68,710.0	86,058.9

Revenue	$76,190.3	$60,888.8	$66,523.2	$116,701.1	$164,129.3	$184,500.7	$3,707.8	$3,803.8	$4,350.7	$196,599.3	$228,821.9	$255,374.6
Less:
Service cost	9,939.6	4,119.6	4,471.7	98,474.8	136,537.1	144,507.8	—	—	—	108,414.3	140,656.7	148,979.6

Revenue less service cost	$66,250.7	$56,769.2	$62,051.5	$18,226.3	$27,592.2	$39,992.9	$3,707.8	$3,803.8	$4,350.7	$88,184.9	$88,165.2	$106,395.1

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

Finance Costs

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

Foreign Currency Translation

Our functional currency and that of two of our significant subsidiaries, MMT USA and Hotel Travel Limited is the US dollar. However, the functional currencies of our subsidiaries organized in India, Singapore, Malaysia, Thailand, British Virgin Islands, United Arab Emirates and the Netherlands are their respective local currencies. We report our consolidated financial statements in US dollars. The financial statements of all our subsidiaries are translated to our reporting currency using relevant exchange rates in accordance with IFRS. In particular, the assets and liabilities of our foreign operations are translated to US dollars at exchange rates as of the relevant reporting date, and the income and expenses of our foreign operations are translated to US dollars at the average of the exchange rates applicable during the relevant reporting period. Adjustments resulting from the translation of financial statements of our subsidiaries, except for MMT USA and Hotel Travel Limited , from their functional currency to our reporting currency are accumulated and reported as other comprehensive income (loss), which is a separate component of our shareholders’ equity. See also “— Quantitative and Qualitative Disclosures about Market Risk — Foreign Exchange Risk.”

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

We believe the following are the critical accounting policies and related judgments and estimates used in the preparation of our consolidated financial statements. Our management has discussed the application of these critical accounting estimates with our board of directors and audit committee. For more information on each of these policies, see “Note 3 — Significant Accounting Policies” in the notes to our consolidated financial statements included in this Annual Report.

Revenue Recognition

We derive our revenue primarily from two sources: air ticketing and hotels and packages.

Revenue from our air ticketing business is primarily generated from our websites whereas revenue from our hotels and packages business is primarily generated through call centers, travel stores and travel agents’ network. We also generate revenue through the sale of rail and bus tickets, facilitating access to travel insurance and advertising revenue from third-party advertisements on our websites.

Air Ticketing. Income from our air ticketing business comprises commissions and incentive payments from airline suppliers, service fees charged to customers and fees from our GDS service provider. We recognize income from our air ticket bookings at the time of issuance of tickets on the net commission we earn as an agent as we do not assume any performance obligation after the confirmation of the issuance of the air tickets to our customers. Incentives earned from airlines are recognized on the basis of performance targets agreed with the relevant airline and when performance obligations have been completed. In cases where we pre-purchase air tickets and assume inventory risk, revenue from the sale of such tickets is accounted for on a “gross” basis. The costs of such air tickets is classified as service cost.

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

Other Revenue. We also earn commissions and fees from railway and bus operators, earn fees by facilitating access to travel insurance policies to our customers and generate revenue from third-party advertisements on our websites. Income from these other sources is recognized as the services are being performed.

We recognize revenue when we have persuasive evidence of an arrangement in respect of services to be provided, where such services have been rendered, and the fee is determinable and collectability is reasonably assured. We conclude that we have persuasive evidence of an arrangement when we enter into a legally enforceable agreement with our customers with terms and conditions that describe the service and the related payments. We consider fees to be determinable when services have been provided in accordance with the agreement, i.e. upon booking of the air ticket in the case of airline ticketing revenue, upon date of departure in the case of packages and upon check-in in the case of hotels. As the customer is primarily required to pay the amount at the time of transaction, collectability is reasonably assured. We do not believe we have significant uncertainty regarding revenue recognition, or that the same would not be affected by uncertain future events. No significant estimates or assumptions are made at the time of revenue recognition.

Revenue is recognized net of cancellations, refunds, discounts and taxes. In the event of cancellation of airline tickets, revenue recognized in respect of commissions earned by our company on such tickets is reversed and is net off from our revenue earned during the fiscal period at the time of cancellation. In addition, a liability is recognized in respect of the refund due to our customers for the gross amount charged to such customers net of cancellation fees. The revenue from the sale of packages and hotel reservations is recognized on the customer’s departure and check-in dates, respectively. Cancellations, if any, do not impact revenue recognition since revenue is recognized upon availment of services by the customer.

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

Accounting Estimates

While preparing our financial statements, we make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent liabilities as of the date of our financial statements and the reported amount of revenues and expenses for the relevant reporting period. As additional information becomes available or periodically, in accordance with relevant accounting principles or policies, we reassess our estimates. Such revisions in our estimates could materially impact our results of operations and our financial position. We believe that the estimates used in the preparation of our consolidated financial statements are prudent and reasonable. Actual results could differ from these estimates. Certain of our accounting policies require higher degree of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on management’s judgment.

Business Combinations, Goodwill and Intangible Assets

Business combinations are accounted for using the acquisition method as at the acquisition date, which is the date on which control is transferred to us. Control exists when the parent has power over the entity, is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, including those which significantly affect the entity’s returns.

The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. The cost of acquisition also includes the fair value of contingent or deferred consideration, if any. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at fair value at the date of acquisition. Transaction costs incurred in connection with a business combination are expensed as incurred.

The purchase consideration is comprised of the fair value of the assets given, equity instruments issued, liabilities incurred or assumed at the date of exchange and the fair value of contingent or deferred consideration, if any. A financial liability is recognized in respect of the acquisition of remaining shares of the subsidiary from the existing shareholders, if any, which represents its fair value as at the acquisition date.

The consideration transferred does not include amounts related to remuneration of employees or former owners of the acquiree for future services. Such amounts are recognized in profit or loss as a compensation cost.

Goodwill represents excess of the cost of acquisition over our share in the fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities. If the excess is negative, a bargain purchase gain is recognized immediately in the profit or loss. Subsequent to initial recognition, goodwill is measured at cost less accumulated impairment losses, if any.

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

Intangible assets acquired in a business combination are amortized on a straight-line basis over their estimated useful lives that reflect the expected pattern of consumption of the future economic benefits embodied in the asset. The estimated useful lives are as follows:

• Customer — related intangible assets	8-10 years
• Contract — related intangible assets	5-6 years
• Marketing — related intangible assets	7-10 years
• Software	5 years
• Website development costs	3-5 years

Available-for-sale Financial Assets

Available-for-sale financial assets are non-derivative financial assets that are either designated as available-for-sale or are not classified in any of the other categories. Available-for-sale financial assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at fair value and any changes, other than impairment losses, are recognized in other comprehensive income (loss) and presented within equity in the fair value reserve. When an investment is derecognized, the cumulative gain or loss in other comprehensive income (loss) is transferred to profit or loss. Available-for-sale financial assets comprise of equity securities.

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

Website Development Cost. Website development costs representing vendor invoices towards costs of design, configuration, coding, installation and testing of our websites are capitalized until implementation. Upon implementation, the asset is amortized to expense over its estimated useful life. Ongoing website post-implementation costs of operation and application maintenance are charged to expense as incurred. In accordance with IAS 38 “Intangible Assets,” website development costs also include costs incurred on development related to internally generated intangible assets which have been capitalized on meeting the criteria of technical feasibility, future economic benefit, marketability and being separately identifiable.

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

Results of Operations

The following table sets forth a summary of our consolidated statement of profit or loss and other comprehensive income (loss), both actual amounts and as a percentage of total revenue, for the periods indicated.

	Fiscal Year Ended March 31
	2012		2013		2014
	Amount	%	Amount	%	Amount	%
	(in thousands, except percentages)
Revenue	$196,599.3	100.0	$228,821.9	100.0	$255,374.6	100.0
Other Income					$1,312.3	0.5
Service cost	(108,414.3)	(55.1)	(140,656.7)	(61.5)	(148,979.6)	(58.3)
Personnel expenses	(26,520.7)	(13.5)	(34,520.5)	(15.1)	(37,220.8)	(14.6)
Other operating expenses	(54,868.7)	(27.9)	(67,954.0)	(29.7)	(80,116.0)	(31.4)
Depreciation and amortization	(2,790.2)	(1.4)	(3,752.7)	(1.6)	(5,692.1)	(2.2)
Results from operating activities	4,005.4	2.0	(18,062.0)	(7.9)	(15,321.6)	(6.0)
Finance income	1,987.9	1.0	4,197.6	1.8	2,441.8	1.0
Finance costs	(4,957.1)	(2.5)	(4,939.5)	(2.2)	(7,775.7)	(3.0)
Share of loss of equity-accounted investee	(66.0)	(0.0)	(186.1)	(0.1)	(171.5)	(0.1)
Profit (Loss) before tax	970.2	0.5	(18,990.1)	(8.3)	(20,827.0)	(8.2)
Income tax benefit (expense)	6,078.1	3.1	(8,599.0)	(3.8)	(78.5)	(0.0)
Profit (Loss) for the year	7,048.4	3.6	(27,589.1)	(12.1)	(20,905.6)	(8.2)

Fiscal Year 2014 Compared to Fiscal Year 2013

Revenue. We generated revenue of $255.4 million in fiscal year 2014, an increase of 11.6% over revenue of $228.8 million in fiscal year 2013.

Air Ticketing. Revenue from our air ticketing business increased by 9.3% to $66.5 million in fiscal year 2014 from $60.9 million in fiscal year 2013. Our revenue less service costs increased by 9.3% to $62.1 million in fiscal year 2014 from $56.8 million in fiscal year 2013. The overall growth was driven by an increase in net revenue margin (defined as revenue less service costs as a percentage of gross bookings) from 6.0% in fiscal year 2013 to 6.6% in fiscal year 2014, primarily as a result of an improvement in the negotiated rates and incentive deals we received from our air ticketing suppliers in fiscal year 2014 and a 5.4% increase in the number of air ticketing transactions in fiscal year 2014 as compared to fiscal year 2013.

Hotels and Packages. Revenue from our hotels and packages business increased by 12.4% to $184.5 million in fiscal year 2014 from $164.1 million in fiscal year 2013. Our revenue less service costs increased by 44.9% to $40.0 million in fiscal year 2014 from $27.6 million in fiscal year 2013. This growth was due to an increase in gross bookings by 38.1%, a 53.1% increase in the number of transactions and an increase in our net revenue margins from 12.0% in fiscal year 2013 to 12.6% in fiscal year 2014. The growth in this segment was further aided by the acquisition of ETB Group in February 2014.

Other Revenue. Our other revenue increased to $4.4 million in fiscal year 2014 from $3.8 million in fiscal year 2013, primarily due to an increase in facilitation fees from travel insurance.

Other Income. Our other income accounted for $1.3 million in fiscal year 2014, primarily due to gain on bargain purchase of $1.2 million on ETB Group acquisition in February 2014.

Service Cost. Service cost increased to $149.0 million in fiscal year 2014 from $140.7 million in fiscal year 2013, mainly as a result of an increase in the transaction volume in our hotels and packages business and an increase in the cost of air ticket inventory from $4.1 million in fiscal year 2013 to $4.5 million in fiscal year 2014.

Total Revenue less Service Cost. Our total revenue less service costs increased by 20.7% to $106.4 million in fiscal year 2014 from $88.2 million in fiscal year 2013. This growth resulted from a 44.9% increase in our hotels and packages revenue less service costs and an increase of 9.3% in our air ticketing revenue less service costs.

Personnel Expenses. Personnel expenses increased to $37.2 million in fiscal year 2014 from $34.5 million in fiscal year 2013 representing 35.0% and 39.2% of net revenue for fiscal year 2014 and 2013, respectively. This increase was primarily due to an increase in wages, a small increase in employee headcount, most of whom were in the hotels and packages business, and consolidation of the acquisition of the ETB Group made in fourth quarter of fiscal year 2014, which was partially offset by lower employee share-based compensation costs of $0.6 million in fiscal year 2014. Excluding employee share-based compensation costs, personnel expenses as a percentage of net revenue decreased by 1.4% from fiscal year 2013 to fiscal year 2014.

Other Operating Expenses. Other operating expenses increased by 17.9% to $80.1 million in fiscal year 2014 from $68.0 million in fiscal year 2013, primarily as a result of an increase in advertising and business promotion expenses and payment gateway charges in line with the growth in our business and the acquisition of the ETB Group in February 2014. Other operating expenses include mergers and acquisitions related expenses of $0.4 million in fiscal year 2014 as against $0.7 million in fiscal year 2013. Mergers and acquisitions related expenses include professional fees and certain other expenses associated with acquisitions and certain non-routine transactions, whether or not consummated.

Depreciation and Amortization. Our depreciation and amortization expenses increased by 51.7% to $5.7 million in fiscal year 2014 from $3.8 million in fiscal year 2013, primarily as a result of an increase in amortization costs on acquisition-related intangibles and cost incurred on website developments and software.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities was a loss of $15.3 million in fiscal year 2014 as compared to a loss of $18.1 million in fiscal year 2013. Our adjusted operating profit (loss) is calculated by excluding the effects of the following from our results from operating activities: employee share-based compensation costs, mergers and acquisitions related expenses, amortization of acquisition related intangibles and direct costs related to the registration of shares of our shareholders, and gain on bargain purchase. After taking into account such adjustments, we had adjusted operating loss of $3.5 million in fiscal year 2014 and $5.1 million in fiscal year 2013, respectively. For further information in respect of this non-IFRS measure, see “ –Certain Non-IFRS Measures” elsewhere in this Annual Report.

Finance Income. Our finance income decreased to $2.4 million in fiscal year 2014 from $4.2 million in fiscal year 2013, primarily as a result of a decrease in interest income on term deposits with banks in fiscal year 2014.

Finance Costs. Our finance costs increased to $7.8 million in fiscal year 2014 as compared to $4.9 million in fiscal year 2013, primarily due to higher foreign exchange losses on account of depreciation of the Indian Rupee against the US dollar in fiscal year 2014 of $0.8 million, increase in net change in fair value of financial liability related to business combination in fiscal year 2014 of $0.6 million and costs incurred related to our follow-on offering of $0.4 million.

Income Tax Benefit (Expense). In fiscal year 2013, we recorded impairment of deferred tax assets of $8.5 million related to our Indian subsidiary, based on the evaluation of convincing evidence as required by International Accounting Standard—Income Taxes (IAS 12). The impairment had no impact on our ability to utilize loss carry forwards or tax assets in the future and was not a reflection of management’s views on its ability to increase the profitability of the business in the future. During fiscal year 2014, we did not recognize deferred tax asset on tax losses and other temporary differences based on recognition guidance as required by IAS 12.

Profit (Loss) for the Year. As a result of the foregoing factors, including the effects of income tax benefit (expense), employee share-based compensation costs, mergers and acquisitions related expenses, amortization of acquisition related intangibles, and costs incurred related to our follow-on offering and gain on bargain purchase for fiscal year 2014, our loss for fiscal year 2014 was $20.9 million as compared to a loss of $27.6 million in fiscal year 2013. Our adjusted net profit (loss) is calculated by excluding the effects of the following from our profit (loss) for the year: mergers and acquisitions related expenses, amortization of acquisition related intangibles, employee share-based compensation costs, net loss on change in the fair value of derivative financial instruments, net change in fair value of financial liability related to business combination, deferred tax benefit (expense), public offering costs and gain on bargain purchase. After taking into account such adjustments, we had adjusted net loss of $7.3 million in fiscal year 2014 and $6.0 million in fiscal year 2013, respectively. For further information in respect of this non-IFRS measure, see “ – Certain Non-IFRS Measures” elsewhere in this Annual Report.

Fiscal Year 2013 Compared to Fiscal Year 2012

Revenue. We generated revenue of $228.8 million in fiscal year 2013, an increase of 16.4% over revenue of $196.6 million in fiscal year 2012.

Air Ticketing. Revenue from our air ticketing business decreased by 20.1% to $60.9 million in fiscal year 2013 from $76.2 million in fiscal year 2012. Our revenue less service cost decreased by 14.3% to $56.8 million in fiscal year 2013 from $66.3 million in fiscal year 2012. Gross bookings increased by 12.0% from fiscal year 2012 to fiscal year 2013 primarily due to materially higher airfares resulting from capacity constraints in the Indian airline industry, further aided by 2.1% growth in the number of transactions. The decline in revenue less service cost was mainly due to a decline in our net revenue margin to 6.0% from 7.9%, as airlines in India reduced their base commissions.

Hotels and Packages. Revenue from our hotels and packages business increased by 40.6% to $164.1 million in fiscal year 2013 from $116.7 million in fiscal year 2012. Our revenue less service cost increased by 51.4% to $27.6 million in fiscal year 2013 from $18.2 million in fiscal year 2012. This was due to an increase in gross bookings by 49.6% primarily due to a 65.6% increase in the number of transactions and marginal increase in our net revenue margin from 11.9% in fiscal year 2012 to 12.0% in fiscal year 2013. The growth in this segment was further aided by the acquisition of the Hotel Travel Group and the ITC Group in November 2012.

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

Total Revenue less Service Cost. Our total revenue less service cost was $88.2 million in both fiscal year 2012 and in fiscal year 2013 as a decrease of 14.3% in our air ticketing revenue less service cost in fiscal year 2013 was offset by an increase of 51.4% in our hotels and packages revenue less service cost in fiscal year 2013.

Personnel Expenses. Personnel expenses increased to $34.5 million in fiscal year 2013 from $26.5 million in fiscal year 2012, mainly as a result of employee share-based compensation costs of $11.7 million in fiscal year 2013 as compared to $6.9 million in fiscal year 2012, as well as due to increases in annual wages, growth in employee headcount in line with the growth in our hotels and packages business and acquisitions made in the third quarter of fiscal year 2013. Excluding employee share-based compensation costs, personnel expenses as a percentage of net revenue increased by 3.7% from fiscal year 2012 to fiscal year 2013.

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

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities was a loss of $18.1 million in fiscal year 2013 as compared to a profit of $4.0 million in fiscal year 2012. Our adjusted operating profit (loss) is calculated by excluding the effects of the following from our results from operating activities: employee share-based compensation costs, mergers and acquisitions related expenses, amortization of acquisition related intangibles and direct costs related to the registration of shares of our shareholders, and gain on bargain purchase. After taking into account such adjustments, we had adjusted operating loss of $5.1 million in fiscal year 2013 and $11.2 million in fiscal year 2012, respectively. For further information in respect of this non-IFRS measure, see “ – Certain Non-IFRS Measures” elsewhere in this Annual Report.

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

Profit (Loss) for the Year. As a result of the foregoing factors, including the effects of deferred tax assets on previous years’ tax losses, employee share-based compensation costs, mergers and acquisitions related expenses and amortization of acquisition-related intangibles and follow-on public offering costs, our loss for fiscal year 2013 was $27.6 million as compared to a profit of $7.0 million in fiscal year 2012. Our adjusted net profit (loss) is calculated by excluding the effects of the following from our profit (loss) for the year: mergers and acquisitions related expenses, amortization of acquisition related intangibles, employee share-based compensation costs, net loss on change in the fair value of derivative financial instruments, net change in fair value of financial liability related to business combination, deferred tax benefit (expense), public offering costs and gain on bargain purchase. After taking into account such adjustments, we had adjusted net loss of $6.0 million in fiscal year 2013 and $9.3 million in fiscal year 2013, respectively. For further information in respect of this non-IFRS measure, see “ – Certain Non-IFRS Measures” elsewhere in this Annual Report.

Liquidity and Capital Resources

Historically, our sources of liquidity have principally been proceeds from the sale of our convertible preferred shares and ordinary shares, bank overdrafts and working capital facilities and cash flows from operations. Our cash requirements have mainly been for working capital as well as capital expenditures.

As of March 31, 2014, our primary sources of liquidity were $38.0 million of cash and cash equivalents and $105.2 million in term deposits with various banks, which are available on demand. A portion of such term deposits are used to secure bank overdraft facilities with various banks in India, including HDFC Bank, Yes Bank and IndusInd Bank, which are used for working capital purposes. As of March 31, 2014, we had no amount outstanding under our bank overdraft facilities.

Our trade and other receivables primarily comprise commissions, incentive or other payments owing to us from airlines, receivables from our corporate and retail customers to whom we typically extend credit periods, security deposits paid primarily for our leased premises as well as interest accrued but not due on our term deposits. Our trade and other receivables increased from $26.1 million as of March 31, 2013 to $29.4 million as of March 31, 2014, primarily as a result of our acquisition of the ETB Group during fiscal year 2014 and an increase in receivables in our hotels and packages business during fiscal year 2014.

Our other current assets primarily consist of deposits and advances to our suppliers to secure better prices and availability of bookings in future periods. Our other current assets increased from $23.7 million as of March 31, 2013 to $34.7 million as of March 31, 2014, primarily due to increases in advances to airlines and increases in other receivables.

As of March 31, 2014, MMT India had the following facility available in India from HDFC Bank: an overdraft facility for up to Rs. 200 million ($3.4 million), with interest payable at an average rate of 9.8% (weighted average fixed deposit rate plus 1.00%) per annum, secured by fixed deposits of MMT India. As of March 31, 2014, no amount was outstanding under this facility.

As of March 31, 2014, MMT India had the following facility available in India from Yes Bank: an overdraft facility for up to Rs. 300 million ($5.1 million), with interest payable at an average rate of 10.4% (weighted average fixed deposit rate plus 1.00%) per annum, secured by fixed deposits of MMT India. As of March 31, 2014, no amount was outstanding under this facility.

As of March 31, 2014, MMT India had the following facilities available in India from IndusInd Bank: (i) an secured overdraft facility for up to Rs. 300 million ($5.1 million), with interest payable at an average rate of 10.4% (weighted average fixed deposit rate plus 1.00%) per annum, secured by fixed deposits of MMT India, (ii) an unsecured overdraft facility for up to Rs. 150 million ($2.6 million) with primary security as exclusive charge over the entire assets of MMT India and (iii) an overdraft facility against credit card receivables of Rs. 200 million ($3.4 million) along with charge on entire assets of the company. As of March 31, 2014, no amounts were outstanding under these facilities.

From time to time, we are also required by certain international and Indian airlines, hotels and packages suppliers, as well as certain aggregators from whom we obtain hotel inventory and other travel suppliers, to obtain bank guarantees/letters of credit to secure our obligations to them. As of March 31, 2014, MMT India had sanctioned bank guarantee limits of (i) Rs. 1,400 million ($24.0 million) from IndusInd Bank against exclusive charge on the assets along with corporate guarantee from MakeMyTrip Limited, (ii) Rs. 5 million ($0.1 million) from Yes Bank against fixed deposits and (iii) Rs. 50 million ($0.9 million) from HDFC Bank against fixed deposit. As of March 31, 2014, an aggregate of Rs. 1,061.9 million ($18.2 million) of such bank guarantees were utilized, including (i) Rs. 1,033.3 million ($17.7 million) from IndusInd Bank, (ii) Rs. 3.0 million ($0.05 million) from Yes Bank and (iii) Rs. 25.57 million ($0.4 million) from HDFC Bank, respectively, but no demand had been made against any of these guarantees.

In addition, MMT USA has obtained certificates of deposit totaling $0.6 million to provide guarantees to various international airlines; Luxury Tours has obtained certificates of deposit totaling $0.3 million to provide guarantees to various hotels and packages suppliers; and the ITC Group has obtained certificates of deposit totaling $0.8 million to provide guarantees to various international airlines.

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

The following table sets forth the summary of our cash flows for the periods indicated:

	Fiscal year ended March 31
	2012	2013	2014
	(in millions)
Net cash from/(used in) operating activities	$10.9	$13.6	$(4.0)
Net cash from/(used in) investing activities	(46.2)	(17.9)	(64.5)
Net cash from/(used in) financing activities	35.2	(1.4)	72.5
Net increase/(decrease) in cash and cash equivalents	(0.1)	(5.7)	4.0
Cash and cash equivalents at beginning of year	47.9	43.8	35.6
Effect of exchange rate fluctuations on cash held	(4.0)	(2.4)	(1.7)
Cash and cash equivalents at end of year	43.8 (1)	35.6 (2)	38.0 (3)

Notes:

(1)	Excludes $44.3 million of term deposits not classified as “cash and cash equivalents.” As of March 31, 2012, we did not have any amounts outstanding under our overdraft facilities.
(2)	Includes $0.9 million of bank overdrafts and excludes $48.1 million of term deposits not classified as “cash and cash equivalents.”
(3)	Excludes $105.2 million of term deposits not classified as “cash and cash equivalents.” As of March 31, 2014, we did not have any amounts outstanding under our overdraft facilities.

Net Cash From/(Used In) Operating Activities

In fiscal year 2014, net cash used in operating activities was $4.0 million, as compared to net cash from operating activities of $13.6 million in fiscal year ended March 31, 2013. This change resulted from an increase in total collections against revenue from $236.0 million to $262.1 million, offset by increases in total cash payments to suppliers in relation to service costs incurred from $133.6 million to $170.1 million and total cash outflows in respect of personnel and other operating expenses from $88.8 million to $97.3 million.

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

In fiscal year 2014, total collection against revenue was $262.1 million, as compared to recognized revenue of $255.4 million, for a difference of $6.7 million. In fiscal year ended March 31, 2013, total collections against revenue were $236.0 million, as compared to recognized revenue of $228.8 million, for a difference of $7.2 million. There was no material change in the total collection against revenue and revenue recognized in fiscal year 2014 as compared to fiscal year 2013. In fiscal year 2012, total collections against revenue were $186.6 million, compared to recognized revenue of $196.6 million, for a difference of $10.0 million. The decrease of $17.2 million in the difference between recognition and collection of revenues from fiscal year 2012 to fiscal year 2013 was primarily due to an increase in advance from our customers from $2.1 million to $11.4 million, offset by a decrease in receivables from airlines and customers from $8.7 million to $2.1 million. Our collections were also increased by a decrease in withholding tax deductions for commissions or payments received from airlines and other suppliers, which decreased from $3.6 million in fiscal year 2012 to $2.0 million in fiscal year 2013.

In fiscal year 2014, total cash payments to suppliers in relation to service costs incurred were $170.1 million, as compared with $149.0 million in service costs accrued. This was primarily due to deposits and advances paid to suppliers for the promotion of our packages products, including advances to airlines for fiscal year 2015. In fiscal year ended March 31, 2013, total cash payments to suppliers in relation to service costs incurred were $133.6 million, as compared with $140.7 million in service costs accrued. This was primarily due to advances from customers for future bookings, particularly in our hotels segment. In fiscal year 2012, total cash payments to suppliers in relation to service costs incurred were $105.0 million, as compared with $108.4 million in service costs accrued. This was primarily due to deposits and advances paid to suppliers for the promotion of holiday products, including advances to airlines for fiscal year 2013. We also pre-purchased air ticket inventory at favorable rates during fiscal year 2012.

In fiscal year 2014, total cash outflows in respect of personnel and other operating expenses were $97.3 million, 82.9% of the $117.3 million in such expenses accrued. In fiscal year ended March 31, 2013, total cash outflows in respect of personnel and other operating expenses were $88.8 million, 86.7% of the $102.5 million in such expenses accrued. There was no material change in the percentage of expenses paid to expenses accrued.

In fiscal year 2012, total cash outflows in respect of personnel and other operating expenses were $70.7 million, 86.8% of the $81.4 million in such expenses accrued. There was no material change in the percentage of expenses paid to expenses accrued.

Net Cash From/(Used In) Investing Activities.

In fiscal year 2014, cash used in investing activities was $64.5 million. Further, we had invested in term deposits with banks amounting to $59.4 million (computed using average exchange rates for the period), and net investment of $2.1 million in fixed assets, as well as investment of $3.5 million in software and website development projects, partially offset by $2.5 million in interest received on our term deposits and proceeds from sale of fixed assets amounting to $0.2 million. Further, $2.2 million (net of cash acquired) was paid to acquire the ETB Group.

In fiscal year 2013, cash used in investing activities was $17.9 million, primarily as a result of a cash payment of $6.6 million (net of cash acquired) to acquire the Hotel Travel Group, $3.0 million (net of cash acquired) to acquire a majority stake in the ITC Group, and $0.6 million to acquire additional equity interests in My Guest House. Further, we had term deposits with banks amounting to $4.3 million (computed using average exchange rates for the period), and net investment of $2.7 million in fixed assets, as well as investment of $4.1 million in software and website development projects, partially offset by $3.4 million in interest received on our term deposits.

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

Net Cash From/(Used In) Financing Activities.

In fiscal year 2014, cash generated from financing activities was $72.5 million, primarily as a result of net proceeds from the issuance of ordinary shares in our follow-on public offering of $73.7 million. Additionally, we collected $0.3 million as proceeds from the issuance of shares on exercise of share based options by certain of our employees. The cash from these issuance was offset by $1.4 million as interest on bank overdrafts and our other finance charges.

In fiscal year 2013, cash used in financing activities was $1.4 million, primarily as a result of payment of $0.8 million to complete our acquisition of Luxury Tours. Additionally, we repurchased 40,142 of our own ordinary shares for $0.5 million and paid interest on bank overdrafts and our working capital facilities of $0.6 million. The cash from these payments was partially offset by collection of $0.4 million as proceeds from the issuance of shares on exercise of share options by certain of our employees.

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

Capital Expenditures

We have historically financed our capital expenditure requirements with cash flows from operations, as well as through the sale of our convertible and redeemable preferred shares and ordinary shares and proceeds from our public offerings.

We made capital expenditures of $9.0 million, $6.9 million and $5.6 million in fiscal years 2012, 2013 and 2014, respectively. As of March 31, 2014, we had committed capital expenditures of $0.4 million for fiscal year 2015, substantially all of which we expect to spend in India. In addition, we expect to spend an additional approximately $7.0 million to $9.0 million on capital expenditures during fiscal year 2015. Our capital expenditures have principally consisted of purchases of servers, workstations, computers, computer software, leasehold improvements and other items related to our technology platform and infrastructure, upgrading of our websites, as well as improvements to our leasehold premises.

Off-Balance Sheet Arrangements

As of March 31, 2014, MMT India had obtained Rs. 1,061.9 million ($18.2 million) in bank guarantees, primarily from IndusInd Bank in favor of IATA, against any payment default by us to all airlines participating in IATA’s bill settlement plan, and MMT USA and the ITC Group had obtained certificates of deposit totaling $0.6 million and $0.8 million, respectively, for the purposes of providing guarantees to various international airlines. Additionally, Luxury Tours had obtained certificates of deposit totaling $0.3 million for purposes of providing guarantees to various hotels and packages suppliers for purposes of providing guarantees to various hotels and packages suppliers. Apart from the foregoing, we do not have any outstanding off-balance sheet derivative financial instruments, guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

Contractual Obligations

The following table sets forth our contractual obligations as of March 31, 2014. Other than the lease obligations specified below, we do not have any long-term commitments:

	Payment Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Operating lease obligations(1)	$10,251.7	$2,354.1	$3,465.5	$2,640.8	$1,791.4
Finance lease obligations(2)	43.0	18.6	24.4	—	—
Purchase obligations(3)	434.3	434.3	—	—	—
Employee benefits(4)	963.2	—	—	—	—

Notes:

(1)	Operating lease obligations relate to our leasing arrangements for our various office premises.
(2)	Finance lease obligations relate to our leasing arrangements for motor vehicles used in our business.
(3)	We enter into purchase orders from time to time for various equipment or other requirements for our business.
(4)	Employee benefits in the statement of financial position include $963,176 in respect of employee benefit obligation. For this amount, the extent of the amount and timing of repayment/settlement is not reliably estimable or determinable at present and accordingly have not been disclosed in the table above.

Inflation

The CIA World Factbook estimates that consumer inflation in India was 9.2% in 2012 and 9.6% in 2013. For more information, see “Risk Factors — Risks Related to Operations in India — As the Domestic Indian Market Constitutes a Significant Source of Our Revenue, a Slowdown in Economic Growth in India Could Cause Our Business to Suffer.”

Quantitative and Qualitative Disclosures about Market Risk

Our business activities are exposed to a variety of market risks, including credit risk, foreign currency risk and interest rate risk.

Credit Risk. Financial instruments that potentially subject us to concentrations of credit risk consist principally of term deposits, cash equivalents, and trade and other receivables. By their nature, all such financial instruments involve risks, including the credit risk of non-performance by counterparties. Our cash equivalents, bank balances and term deposits are placed with banks with high investment grade credit ratings, and our term deposits may be withdrawn at any time prior to maturity except that this would result in a lower interest rate. Trade and other receivables are typically unsecured and arise mainly from commissions and incentive payments owing to us from our airline suppliers, receivables from our hotel suppliers which represent amounts owing to us from deposits we place with such hotels, and receivables from our corporate and retail customers to whom we typically extend credit periods. We review the credit worthiness of our clients to which we have granted credit terms in the normal course of the business. We believe there is no significant risk of loss in the event of non-performance of the counterparties to these financial instruments, other than the amounts already provided for in our financial statements. See note 35 to our audited consolidated financial statements in this Annual Report for additional information relating to our exposure to credit risk.

Foreign Exchange Risk. We are exposed to movements in currency exchange rates, primarily those related to the US dollar and the Indian Rupee. As the functional currency of MMT India, our key operating subsidiary, is the Indian Rupee, our exposure to foreign currency risk primarily arises in respect of our non-Indian Rupee-denominated trade and other receivables, trade and other payables and cash and cash equivalents, which were $8.2 million, $38.0 million and $3.0 million, respectively, as of March 31, 2014. Based on our operations in fiscal year 2014, a 10.0% appreciation of the US dollar against the Indian Rupee as of March 31, 2014, assuming all other variables remained constant, would have increased our loss for the year by $2.6 million. Similarly, a 10.0% depreciation of the US dollar against the Indian Rupee as of March 31, 2014, assuming all other variables remained constant, would have decreased our loss for the year by $2.6 million.

Further, we are also exposed to movements in currency exchange rates between the US dollar and the Euro. As the functional currency of the Hotel Travel Group is the US dollar, our exposure to foreign currency risk primarily arises in respect of our non-US dollar denominated trade and other receivables, trade and other payables and cash and cash equivalents, which were $1.2 million, $0.8 million and $3.4 million, respectively, as of March 31, 2014. Based on our operations in fiscal year 2014, a 10.0% appreciation of the Euro against the US dollar as of March 31, 2014, assuming all other variables remained constant, would have decreased our loss for the year by $0.4 million. Similarly, a 10.0% depreciation of the Euro against the US dollar as of March 31, 2014, assuming all other variables remained constant, would have increased our loss for the year by $0.4 million.

We are also exposed to movements between the US dollar and the Indian Rupee in our operations, as 3.9% and 2.9% of our revenue for fiscal years 2013 and 2014, respectively, was generated by MMT India from its air ticketing business and received in US dollars although our expenses are generally incurred in Indian Rupees. We currently do not have any hedging agreements or similar arrangements with any counter-party to cover our exposure to any fluctuations in foreign exchange rates. While we do incorporate margins in our pricing to cover any adverse fluctuations in foreign exchange rates, there can be no assurance that such margins will adequately protect us from adverse fluctuations in foreign exchange rates and hence our earnings remain susceptible to foreign exchange rate fluctuations. However as this risk associated with currency exchange is largely confined to our non-Indian Rupee revenue, we believe our exposure is minimal and immaterial.

Interest Rate Risk. Our exposure to interest rate risk for changes in interest rates relates primarily to our term deposits and bank overdrafts. As of March 31, 2014, we had fixed rate financial instruments consisting of $105.2 million of term deposits. As of March 31, 2013, we had fixed rate financial instruments consisting of $55.4 million of term deposits and $0.9 million of variable rate financial instruments, consisting of our bank overdrafts. We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. Our future interest income and financing cost may fluctuate in line with changes in interest rates. As of March 31, 2014, we had no amount outstanding on account of variable rate financial instruments. A sensitivity analysis shows that any increase in the interest rates as of March 31, 2014 would not have affected our profit or loss and would not have had any impact on our equity. As of March 31, 2013, we had $0.9 million outstanding on account of variable rate financial instruments. A sensitivity analysis shows that an increase of 100 basis points in interest rates as of March 31, 2013 would have increased loss or decreased profit by $0.1 million and would not have had any impact on our equity. Similarly, a decrease of 100 basis points in interest rates as of March 31, 2013 would have decreased loss or increased profit by $0.1 million and would not have had any impact on our equity.

Certain Non-IFRS Measures

In addition to referring to revenue less service cost, we also refer to adjusted operating profit (loss) and adjusted net profit (loss) which are non-IFRS measures and most directly comparable to results from operating activities and profit (loss) for the year, respectively, each of which is an IFRS measure. We believe that adjusted operating profit (loss) and adjusted net profit (loss) are useful in measuring the results of our company and provide investors and analysts a more accurate representation of our operating results. However, the presentation of these non-IFRS measures are not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

The following table reconciles our results from operating activities (an IFRS measure) to adjusted operating profit (loss) (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Operating Profit (Loss)	Fiscal Year Ended March 31
(Unaudited)	2012	2013	2014
	(in millions)
Result from operating activities as per IFRS	$4.0	$(18.1)	$(15.3)
Add: Employee share-based compensation costs	6.9	11.7	11.1
Add: Direct cost related to registration of shares by shareholders	—	—	0.1
Less: Gain on bargain purchase	—	—	(1.2)
Add: Merger and acquisitions related expenses	0.2	0.7	0.4
Add: Acquisition related intangibles amortization	0.1	0.6	1.4

Adjusted Operating Profit (Loss)	$11.2	$(5.1)	$(3.5)

The following table reconciles our profit (loss) for the year (an IFRS measure) to adjusted net profit (loss) (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Net Profit (Loss)	Fiscal Year Ended March 31
(Unaudited)	2012	2013	2014
	(in millions)
Profit (Loss) for the year as per IFRS	$7.0	$(27.6)	$(20.9)
Add: Employee share-based compensation costs	6.9	11.7	11.1
Add: Direct cost related to public offerings	0.9	—	0.5
Less: Gain on bargain purchase	—	—	(1.2)
Add: Acquisition related intangibles amortization	0.1	0.6	1.4
Add (Less): Net (gain) loss on change in fair value of derivative financial instrument	0.1	(0.2)	0.2
Add: Merger and acquisitions related expenses	0.2	0.7	0.4
Add (Less): Net change in fair value of financial liability related to business combination	0.2	0.2	1.1
Less: Income tax (benefit) expense	(6.1)	8.6	0.1

Adjusted Net Profit (Loss)	$9.3	$(6.0)	$(7.3)

New Accounting Standards and Interpretations Not Yet Adopted by Our Group

IFRS 9 Financial Instruments: In November 2009, the International Accounting Standards Board issued IFRS 9, Financial Instruments: Recognition and Measurement, to reduce the complexity of the current rules on financial instruments as mandated in IAS 39. IFRS 9 has fewer classification and measurement categories as compared to IAS 39 and has eliminated the categories of held to maturity, available for sale and loans and receivables. Further it eliminates the rule-based requirement of segregating embedded derivatives and tainting rules pertaining to held to maturity investments. For an investment in an equity instrument which is not held for trading, IFRS 9 permits an irrevocable election, on initial recognition, on an individual share-by-share basis, to present all fair value changes from the investment in other comprehensive income. No amount recognized in other comprehensive income would ever be reclassified to profit or loss. IFRS, 9 was further amended in October 2010, and such amendment introduced requirements on accounting for financial liabilities. This amendment addresses the issue of volatility in the profit or loss due to changes in the fair value of an entity’s own debt. It requires the entity, which chooses to measure a liability at fair value, to present the portion of the fair value change attributable to the entity’s own credit risk in the other comprehensive income. The effective date for companies to adopt IFRS 9 has not yet been determined. The group is currently evaluating the requirements of IFRS 9, and has not yet determined the impact on the consolidated financial statements.

Amendments to IAS 32 Offsetting Financial Assets and Financial Liabilities:

In December 2011, the International Accounting Standards Board issued amendments to IAS 32, Offsetting Financial Assets and Financial Liabilities. The amendments clarify that:

(i)	an entity currently has a legally enforceable right to set-off if that right is

•	not contingent on a future event; and

•	enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties;

(ii)	gross settlement is equivalent to net settlement if and only if the gross settlement mechanism has features that:

•	eliminate or result in insignificant credit and liquidity risk; and

•	process receivables and payables in a single settlement process or cycle.

The group is required to adopt amendments to IAS 32 by accounting year commencing April 1, 2014. The group has evaluated the requirements of amendments to IAS 32 and these are not expected to have a material impact on the consolidated financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Our board of directors consists of 10 directors.

The following table sets forth the name, age and position of each of our directors, executive officers and significant employees as of the date hereof:

Name	Age	Position/Title

Directors*:
Deep Kalra	44	Director, Group Chairman and Group Chief Executive Officer
Keyur Joshi	41	Director and Group Chief Commercial Officer
Rajesh Magow	45	Director and Chief Executive Officer —India
Aditya Tim Guleri	49	Director
Philip C. Wolf	57	Director
Vivek N. Gour	51	Independent Director
Frederic Lalonde	40	Independent Director
Ranodeb Roy	46	Independent Director
Gyaneshwarnath Gowrea	48	Director
Naushad Ally Sohoboo(1)	35	Director

Executive Officers(2)*:
Mohit Kabra	43	Group Chief Financial Officer
Mohit Gupta	41	Group Chief Business and Marketing Officer
Sanket Atal	46	Group Chief Technology Officer

Notes:

(1)	Mr. Naushad Ally Sohoboo was appointed as a director with effect from May 20, 2014.
(2)	Other than directors who are also executive officers.
*	Mr. Ravi Adusumalli and Mr. Mohammad Akhtar Janally, two of our former directors, resigned with effect from May 20, 2014 and Mr. Amit Somani, one of our former executive officers, resigned on February 10, 2014 and his resignation was effective from May 9, 2014.

Directors

Unless otherwise indicated, the business address for our directors is Tower A, SP Infocity, 243, Udyog Vihar, Phase 1, Gurgaon, Haryana 122016, India.

Deep Kalra is our co-founder, group chairman and group chief executive officer, and was appointed to our board of directors on October 9, 2001. Mr. Kalra’s responsibilities as group chief executive officer include executing our business strategy and managing the overall performance and growth of our company. Mr. Kalra has over 21 years of experience in e-commerce, sales, corporate finance and financial analysis. Prior to founding our company in April 2000, Mr. Kalra worked with GE Capital, a subsidiary of the General Electric Company, for just over a year, where he was vice president of business development. Mr. Kalra had previously also worked with AMF Bowling Inc. and ABN AMRO Bank. General Electric Company is a NYSE-listed company, and AMF Bowling Inc. was a NYSE-listed company when Mr. Kalra worked there. He is also the president and a board member of The Indus Entrepreneurs and a founding member of IAMGURGAON, a non-governmental organization focused on improving the quality of life in Gurgaon. Mr. Kalra has a bachelor’s degree in economics from St. Stephen’s College, Delhi University, India, and a master’s degree in business administration from the Indian Institute of Management, Ahmedabad, India.

Keyur Joshi is our co-founder and group chief commercial officer, and was appointed to our board of directors on November 6, 2012. Prior to co-founding our company in 2000, Mr. Joshi worked with Around the World Travel (now known as Justfares.com) in Seattle, United States, and he has over 14 years of experience in the online travel industry. Mr. Joshi also served as senior officer with Tata Motors from March 1997 to March 1998. Mr. Joshi has a bachelor’s degree in chemistry from Gujarat University, India, and a master’s degree in business administration from the City University of New York, United States.

Rajesh Magow is our co-founder and chief executive officer for India, and was appointed to our board of directors on November 6, 2012. Mr. Magow has over 21 years of experience in the information technology and Internet industries. After being part of our senior management team in 2001 for a few months, Mr. Magow worked as part of senior management with Tecnovate eSolutions Private Limited, a wholly-owned subsidiary of eBookers.com (a United Kingdom-based online travel company that was listed on NASDAQ until it was acquired by the Cendant group in February 2005) from 2001 to June 2006. Mr. Magow was part of the senior management team that set up eBookers’ call center and back office operations in India and was a board member of Tecnovate from January 2001 to June 2006. Prior to Tecnovate, he also worked with Aptech Limited and Voltas Limited. Mr. Magow rejoined our company in 2006. Mr. Magow also serves as a director of Flipkart Pte. Ltd., Singapore. Mr. Magow is a chartered accountant from the Institute of Chartered Accountants of India, New Delhi.

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

Philip C. Wolf was appointed to our board of directors on July 20, 2005. Until December 31, 2012, Mr. Wolf was the non-executive chairman of PhoCusWright Inc., a travel industry research firm he founded in 1994 and served as president and chief executive officer until its acquisition by Northstar Travel Media LLC in June 2011. Prior to founding PhoCusWright, Mr. Wolf was president and chief executive officer of a venture-funded software developer and travel booking engine pioneer which held two patents for its pricing algorithms. He also sits on the board of various companies, including Hopper, QuickMobile, Booking Markets, TrustYou and Travel.ru. Mr. Philip was an adjunct professor at New York University’s Preston Robert Tisch Center for Hospitality, Tourism and Sports Management, and a distinguished lecturer at the Cornell University School of Hotel Administration. Mr. Wolf has a bachelor of arts degree in public policy studies from Duke University, United States and a master’s degree in business administration from the Owen Graduate School of Management, Vanderbilt University, United States. The business address for Mr. Wolf is 6 Huckleberry Lane, Truro, MA 02666-0329, United States.

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

Frederic Lalonde was appointed to our board of directors on December 18, 2006. Mr. Lalonde is the founder, director and chief executive officer of Hopper Inc., a privately held company which runs www.hopper.com, a travel search engine. Prior to founding his own company, Mr. Lalonde worked at Expedia Inc. from 2004 to 2006 where he served as vice president of hotel supplier strategy and vice president of hotels and packages product planning. Mr. Lalonde has also been a director of Sparrow Media LLC since August 2009. The business address for Mr. Lalonde is 5795, Ave de Gaspe, Suite 100, Montreal, QC, Canada, H2S 2X3.

Ranodeb Roy was appointed to our board of directors on January 19, 2012. Mr. Roy is a director and the chief executive officer of RV Capital Management Private Limited based in Singapore. Prior to joining our board of directors, Mr. Roy was a managing director and head of the Fixed Income Division – Asia Pacific at Morgan Stanley from March 2008 to December 2011. Mr. Roy has also worked at Merrill Lynch, Hong Kong as managing director, co-head of Fixed Income Currency and Commodities, or FICC, group in 2007. He has also held various senior positions at Merrill Lynch in major financial centers, including New York, Tokyo and Hong Kong. Mr. Roy started his career at Bank of America in Mumbai in 1992. Mr. Roy has a master’s degree in business administration, with majors in finance and marketing, from the Indian Institute of Management, Ahmedabad, India and a bachelor’s degree in computer science and engineering from the Indian Institute of Technology at Kanpur, India. The business address for Mr. Roy is 3 Phillip Street, #15-05 Royal Group Building, Singapore 048693.

Gyaneshwarnath Gowrea was appointed to our board of directors on February 11, 2009 and is one of our resident directors in Mauritius. Mr. Gowrea is the head of tax of the Cim group, the parent company of Multiconsult. He was the managing director of Multiconsult Limited from 2009 to 2011. From 2007 to 2008, he was director of AAAGlobal Services Ltd. and from 1999 to 2006 he was a manager with Multiconsult. Mr. Gowrea completed his secondary education at John Kennedy College in Mauritius and holds various professional qualifications, including being a fellow of the Chartered Association & Certified Accountants, United Kingdom and a fellow of the Mauritius Institute of Directors, member of the Trust and Estate Practitioners, member of the Institute of Fiscal Association and also hold a Master degree The business address for Mr. Gowrea is Les Cascades Building, 33 Edith Cavell Street, Port Louis, Mauritius.

Naushad Ally Sohoboo was appointed to our board of directors on May 20, 2014 and is one of our resident directors in Mauritius. Mr. Sohoboo is a manager within the Cim Global Business, having joined Multiconsult Limited (now part of Cim Group) in August 2004. He has a wide range of experience in corporate secretarial work and accounting. At the Cim Group, he is involved in the structuring, set-up, taxation and administration of various global business entities promoted by a wide portfolio of clients, including large multinational companies and high net-worth individuals. He is also a director of several client companies of Cim Global Management. Mr. Sohoboo completed his secondary education from the Islamic Cultural College, Mauritius. He is also a member of the Association of Chartered Certified Accountants, UK since 2012 and is registered as a Professional Accountant with the Mauritius Institute of Professional Accountants. He is also a member of the Mauritius Institute of Directors. The business address for Mr. Sohoboo is c/o Multiconsult Limited, Les Cascades Building, 33 Edith Cavell Street, Port Louis, Mauritius.

Executive Officers

The business address for our executive officers is Tower A, SP Infocity, 243, Udyog Vihar, Phase 1, Gurgaon, Haryana 122016, India.

Mohit Kabra is our group chief financial officer. Prior to joining us in July 2011, Mr. Kabra served as a Director of Finance in Kohler India from 2006 to June 2011. Mr. Kabra holds a bachelor of commerce degree from St. Joseph’s Junior College. He is a qualified Chartered Accountant from the Institute of Chartered Accountants of India.

Mohit Gupta is our group chief business and marketing officer. Prior to joining us in May 2008, Mr. Gupta served as vice president, marketing for Pepsi Foods Private Limited and worked in numerous other capacities at Pepsi Foods Private Limited. from July 1998 to April 2008. Mr. Gupta holds a bachelor of engineering (mechanical) degree from Sardar Patel University, Vallabh Vidyanagar, India and a master’s degree in business administration from the Indian Institute of Management, Kolkata, India.

Sanket Atal is our group chief technology officer. Mr. Atal has over 23 years of experience in software development and has managed large organizations. From June 2010 to June 2012, Mr. Atal was Senior Vice President and General Manager for the India Technology Center of CA Technologies in Hyderabad, which is CA Technologies’ largest center worldwide. Prior to joining CA Technologies, he worked at Oracle from April 2006 till June 2010. Mr. Atal was one of the founders of Oracle’s research and development center in Portland, Oregon and worked there until his relocation to India in August of 2006. In India, he headed product development for Oracle’s Server Technologies division with teams in Bangalore, Hyderabad and Noida. He began his career with Sequent Computer Systems, and later Informix, where he worked on a joint project to develop a parallel processing Relational Database Management System. Mr. Atal holds a bachelor’s degree in computer science and mathematics from Cornell University, a master of science degree in computer science from the University of Wisconsin, Madison and a master degree in business administration from the University of Oregon.

B. Compensation

For fiscal year 2014, the aggregate compensation (including director’s fees, but excluding grants of stock options and RSUs that are described below) to our directors and executive officers included in the list under the heading “— Directors and Executive Officers of our Group” was $2.5 million, which included $0.5 million in base salary, $0.3 million in housing and rent allowance, $0.5 million in special allowances and $1.2 million in other payments. The foregoing compensation figures include $0.1 million which may be awarded in the form of RSUs at the option of the relevant director. Mr. Naushad Ally Sohoboo, our director who was appointed to the board of directors with effect from May 20, 2014 did not receive any compensation during fiscal year 2014. Our employment agreements (as amended from time to time) with each of our group chairman and group chief executive officer, chief executive officer – India, group chief commercial officer and group chief financial officer provide for bonus entitlements calculated as a percentage of gross annual salary and linked to gross sales targets of our company. Our employment agreements with our other executive officers provide for a variable performance component which is payable upon each of the individual officer and our company attaining certain performance targets. Except as otherwise disclosed, these aggregate cash compensation amounts for fiscal year 2014 do not include stock compensation and employee benefits to our directors and executive officers. Stock compensation to our directors and executive officers are disclosed separately in the tables under “— Outstanding Options” and “Outstanding RSUs,” and employee benefits to our directors and executive officers are disclosed separately under “— Employee Benefit Plans.”

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

Amendment or Termination

Our board of directors may at any time amend, alter or terminate our Equity Option Plan or any grant under our Equity Option Plan. However, amendments to any grant under our Equity Option Plan are subject to consent from the recipient of such grant, if such amendment would impair or prejudice the rights of such recipient. Additionally, the approval of shareholders holding not less than 75% of our issued share capital will be required to increase the number of shares available for issuance under options granted pursuant to our Equity Option Plan, change the exercise price of any option or to extend the maximum period during which grants under our Equity Option Plan may be made. The term of our Equity Option Plan was for an initial seven years but was extended to June 1, 2012 pursuant to a board resolution passed on June 12, 2009 which had retrospective effect from June 1, 2007. Our Equity Option Plan was subsequently amended and restated, and extended to June 1, 2014, pursuant to board and shareholder resolutions passed on May 25, 2010. We have not extended the validity of this plan, but the existing grants under this plan remain valid as per the terms of the original grant.

Number of Shares granted under 2001 Equity Option Plan

As of March 31, 2014, pursuant to our Equity Option Plan, we had outstanding options exercisable into a total of 478,918 ordinary shares with exercise price ranging from $0.4875 to $5.3940.

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

Upon exercise of a holder’s RSUs, subject to applicable laws, our company will issue to the holder one unrestricted, fully transferable share (or the fair market value of one such share in cash) for each vested and non-forfeited RSU. RSUs may be paid in cash, shares or both, as determined by our board of directors.

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

During fiscal year 2014, we granted 828,390 RSUs, of which 538,554 RSUs were granted to our directors and executive officers. See “— Outstanding RSUs” for more information.

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

Outstanding Options

During fiscal years 2012, 2013 and 2014, no options were granted to any of our directors and executive officers under our Equity Option Plan. As of March 31, 2014, 408,968 outstanding options were held by our directors and executive officers as set forth in the following table. As of April 30, 2014, 408,968 outstanding options were held by our directors and executive officers.

Name	Shares Underlying Outstanding Options	Exercise Price ($ per Share)	Date of Grant	Date of Expiration
Keyur Joshi	16,250	1.98	June 25, 2009	June 25, 2017	(1)
Rajesh Magow	182,140	0.74	June 25, 2009	June 25, 2017	(1)
	114,000	1.98	June 25, 2009	June 25, 2017	(1)
	32,981	0.53	June 25, 2009	June 25, 2017	(1)
Other directors and executive officers	1,000	0.53	June 25, 2009	June 25, 2017	(1)
	28,918	5.06	June 25, 2009	June 25, 2017	(1)
	33,679	0.53	January 4, 2010	November 9, 2014

Notes:

(1)	All these options vested upon the date of grant and were required to be exercised prior to 48 months from their vesting date (i.e., the date of grant), subject to the terms of our Equity Option Plan. In May 2013, our compensation committee extended the date of expiration of these options from June 25, 2013 to June 25, 2017.

Outstanding RSUs

During fiscal year 2014, 538,554 RSUs were issued under our Share Incentive Plan to our directors and executive officers, of which 3,900 fully vested RSUs were granted to our directors in lieu of cash compensation owed to them for fiscal year 2013. As set forth in the following table, outstanding RSUs as of March 31, 2014 were:

Name	Shares Underlying Outstanding RSUs	Total RSUs Granted in Fiscal Year 2014	Exercise Price
			($ per Share)
Deep Kalra	688,433	137,366	0.0005
Keyur Joshi	275,324	135,941	0.0005
Rajesh Magow	324,665	174,887	0.0005
Other executive officers	139,087	86,460	0.0005
Other directors	10,345	3,900	0.0005

Employee Benefit Plans

We maintain employee benefit plans in the form of certain statutory and incentive plans covering substantially all of our employees. For fiscal year 2014, the aggregate amount set aside or accrued by us to provide for pension or retirement benefits for all our employees (including our directors and executive officers) was approximately $1.4 million.

Provident Fund

In accordance with Indian law, all of our employees in India are entitled to receive benefits under the Employees’ Provident Fund Scheme, 1952, as amended, a retirement benefit scheme under which an equal amount of 12% of basic salary of an employee is contributed both by employer and employee in a fund with government/trust with company. Also, in accordance with applicable laws, all of our employees at our non-Indian subsidiaries are entitled to receive benefits under the relevant provident fund laws and regulations applicable in such jurisdictions. Our subsidiaries make a monthly deposit to these funds and we have contributed an aggregate of approximately $1.2 million in fiscal year 2014.

Gratuity

In accordance with Indian law, we pay gratuity up to our eligible employees in India. Under our gratuity plan, an employee is entitled to receive a gratuity payment on the termination of his or her employment if the employee has rendered continuous service to our company for not less than five years, or if the termination of employment is due to death or disability. The amount of gratuity payable to an eligible employee is equal to 15 days’ salary for every year of employment (or any portion of a year exceeding six months), and currently the aggregate amount of gratuity shall not exceed Rs.1,000,000 (approximately $17,135). We have provided for an aggregate of approximately $0.1 million in fiscal year 2012, aggregate of approximately $0.2 million in fiscal year 2013 and an aggregate of approximately $0.2 million in fiscal year 2014 for our gratuity payments.

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

C. Board Practices

Board of Directors

Our holding company is managed and controlled by our board of directors from Mauritius. Our board of directors currently has ten directors. There are no family relationships between any of our directors and executive officers. A director is not required to hold any shares in our company by way of qualification. There are no severance benefits payable to our directors upon termination of their directorships, other than to Mr. Deep Kalra, Mr. Keyur Joshi and Mr. Rajesh Magow, who are our directors and also our executive officers and are entitled to severance benefits in such capacity pursuant to the terms of their employment.

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

D. Employees

See “Item 4. Information on the Company — B. Business Overview — Employees.”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our equity shares as of March 31, 2014 by each of our directors and all our directors and executive officers as a group. As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right. Ordinary shares subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages below are based on 41,678,341 ordinary shares outstanding as of March 31, 2014.

	Equity Shares Beneficially Owned
Name of	As of March 31, 2014
Beneficial Owner	Number	Percent

Directors:
Deep Kalra(1)	3,693,206	8.9%
Keyur Joshi(1)	143,158	0.3%
Rajesh Magow	335,814	0.8%
Ravi Adusumalli(2)	—	—
Ranodeb Roy	—	—
Aditya Tim Guleri(3)	*	*
Philip C. Wolf	*	*
Vivek N. Gour	*	*
Frederic Lalonde	24,883	0.0%
Gyaneshwarnath Gowrea	—	—
Mohammad Akhtar Janally(2)	—	—

Executive Officers:
Mohit Gupta	29,918	0.0%
Mohit Kabra	—	—
Sanket Atal	*	*
Amit Somani(4)	42,061	0.1%
All our directors and executive officers as a group	4,309,986	10.2%

*	Represents beneficial ownership of less than 1.0% of our issued share capital.

Notes:

(1)	Travogue Electronic Travel Private Limited, or Travogue, is a company controlled by Mr. Deep Kalra. Mr. Deep Kalra holds 78.4% of the equity shares of Travogue. Accordingly, as of March 31, 2014, Mr. Kalra’s beneficial ownership of our ordinary shares includes 693,206 ordinary shares held by him (or his immediate family members) directly and 3,000,000 ordinary shares held indirectly through Travogue. Mr. Keyur Joshi has a 12.8% equity interest in Travogue.
(2)	With effect from May 20, 2014, our directors, Mr. Ravi Adusumalli and Mr. Mohammad Akhtar Janally, resigned from our Company. Mr. Naushad Ally Sohoboo was appointed as a director with effect from May 20, 2014 and does not own any of our ordinary shares as of the date of this Annual Report.
(3)	Consists of ordinary shares held by Sierra Ventures Associates VIII, LLC as nominee for its members (including those shares held for the Guleri Family Trust UTD dated April 7, 1999, or the Guleri Family trust, of which Mr. Aditya Tim Guleri is a trustee and beneficiary). Mr. Guleri is one of the managing members of Sierra Ventures Associates VIII, LLC, the sole general partner of Sierra Ventures VIII-A, L.P. and Sierra Ventures VIII-B, L.P., and may be deemed to control these entities. However, Mr. Guleri disclaims beneficial ownership of all shares held by these entities, except as stated above and except to the extent of his respective proportionate pecuniary interest therein. See Schedule 13G filed with the SEC on February 10, 2014.
(4)	On February 10, 2014, Mr. Amit Somani, our chief products officer, resigned from our Company as our chief products officer. His resignation was effective as of May 9, 2014.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our ordinary shares as of March 31, 2014 held by each person who is known to us to have 5.0% or more beneficial share ownership based on an aggregate of 41,678,341 ordinary shares outstanding as of March 31, 2014.

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

	Equity Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent
SAIF(1)	10,336,570	24.8%
T. Rowe Price(2)	9,040,787	21.7%
Tiger Global(3)	7,299,826	17.5%
Wasatch Advisors, Inc.(4)	3,493,892	8.4%
Travogue(5)	3,000,000	7.2%

Notes:

(1)	Andrew Y. Yan is the sole shareholder of SAIF II GP Capital Ltd., the sole general partner of SAIF Partners II L.P., which is the sole general partner of SAIF II GP L.P., which is in turn the sole general partner of SAIF, our shareholder.
(2)	Information based on Amendment No. 4 to a report on Schedule 13G filed with the SEC on April 10, 2014. The shareholders are T. Rowe Price New Horizons Fund, Inc. and T. Rowe Price Associates, Inc.
(3)	The shareholders are Tiger Global Private Investment Partners IV, L.P., Tiger Global Private Investment Partners V, L.P., Tiger Global Investments, L.P., Lee Fixel and The E&SS Foundation Inc. The Tiger Global entities are controlled by Chase Coleman, Scott Shleifer, Lee Fixel and Feroz Dewan.
(4)	Information based on Amendment No. 1 to a report on Schedule 13G filed with the SEC on February 13, 2014.
(5)	Information based on a report on Schedule 13G jointly filed with the SEC on February 14, 2011 by Travogue and Mr. Deep Kalra. Travogue is a company controlled by Mr. Deep Kalra. Mr. Deep Kalra holds 78.4% of the equity shares of Travogue. Accordingly, Mr. Kalra’s beneficial ownership of our ordinary shares includes 693,206 ordinary shares held by him (or his immediate family members) directly and 3,000,000 ordinary shares held indirectly through Travogue. Mr. Keyur Joshi has a 12.8% equity interest in Travogue.

Significant Changes in Percentage of Ownership

The following table sets forth the significant changes in the shareholding interests of our company by our principal shareholders in our ordinary shares and preferred shares in the last three fiscal years. Except as disclosed below, there were no significant changes in the percentage of ownership in our company in the last three fiscal years. Percentages set forth below are based on the number of ordinary shares outstanding as of the dates set forth below.

	As of March 31,
	2012		2013		2014
Name and Type of Shares	Number	Percent	Number	Percent	Number	Percent
SAIF:
Ordinary shares	11,836,570	31.85%	11,836,570	31.48%	10,336,570	24.80%
Tiger Global(1) :
Ordinary shares	7,356,346	19.80%	7,356,346	19.41%	7,299,826	17.51%
Travogue:
Ordinary shares	3,000,000	8.07%	3,000,000	7.98%	3,000,000	7.20%
Massachusetts Financial Company:(2)
Ordinary shares	—	—	—	—	1,974,595	4.74%
T. Rowe Price:(3)
Ordinary shares	—	—	3,741,688	9.95%	9,040,787	21.69%
Wasatch Advisors Inc.:(4)
Ordinary shares	—	—	2,869,034	7.63%	3,493,892	8.38%

Notes:

(1)	The shareholders are Tiger Global Private Investment Partners IV, L.P., Tiger Global Private Investment Partners V, L.P., Tiger Global Investments, L.P., Lee Fixel and The E&SS Foundation Inc. The Tiger Global entities are controlled by Chase Coleman, Scott Shleifer, Lee Fixel and Feroz Dewan.
(2)	As of December 31, 2013, Massachusetts Financial Company held 1,974,595 ordinary shares, amounting to 5.22% of the ordinary shares outstanding as of that date.
(3)	Information based on Amendment No. 4 to a report on Schedule 13G filed with the SEC on April 10, 2014. The shareholders are T. Rowe Price New Horizons Fund, Inc. and T. Rowe Price Associates, Inc.
(4)	Information based on Amendment No. 1 to a report on Schedule 13G filed with the SEC on February 13, 2014.

On August 17, 2010, we completed our initial public offering on the Nasdaq Global Market. We sold an aggregate of 5,750,000 ordinary shares (including 4,153,846 ordinary shares sold by us and 1,596,154 ordinary shares sold by the selling shareholders). The price per ordinary share was $14.00.

On June 2, 2011, we completed a follow-on public offering on the Nasdaq Global Market. An aggregate of 5,244,000 ordinary shares were sold (including 1,450,000 ordinary shares sold by us and 3,794,000 ordinary shares sold by the selling shareholders). On June 29, 2011, in connection with a follow-on public offering, we completed an additional over-allotment offering of 350,000 of our ordinary shares (including 96,777 ordinary shares sold by us and 253,223 ordinary shares sold by the selling shareholders). The price per ordinary share was $24.00.

On March 19, 2014, we completed a follow-on public offering on the Nasdaq Global Market. An aggregate of 6,325,000 ordinary shares were sold (including 3,325,000 ordinary shares sold by us and 3,000,000 ordinary shares sold by the selling shareholders). The price per ordinary share was $23.00.

As of March 31, 2014, there were approximately 19 holders of our ordinary shares, including us, of which five have registered addresses in the United States. Since certain of these ordinary shares were held by brokers or other nominees, the number of record holders in the US may not be representative of the number of beneficial holders or where the beneficial holders are resident. Each of our equity shares is entitled to one vote on all matters that require a vote of shareholders, and none of our shareholders has any contractual or other special voting rights.

B. Related Party Transactions

Our audit committee charter requires our audit committee to review all related party transactions on an ongoing basis and for all such transactions to be approved by our audit committee. The following is a summary of our related party transactions.

Shareholders Agreements

See “Item 10. Additional Information — B. Memorandum and Articles of Association — Registration Rights.”

Transactions with Chandra Capital

In fiscal years 2012, 2013 and 2014, we earned revenue of $45,808, $63,110 and $86,689, respectively, from Chandra Capital, an investment company owned by Mr. Ravi Adusumalli, primarily from the sales of air tickets to it. Mr. Adusumalli was appointed as a director to our board of directors on July 20, 2005 as a nominee of SAIF, one of our principal shareholders that owned 24.80% of our shares as of March 31, 2014, and he resigned from our board of directors with effect from May 20, 2014. These transactions were carried out in the ordinary course of our business and on an arm’s length basis.

Trade and Other Receivables Outstanding

As of March 31, 2012, 2013 and 2014, we had trade and other receivables outstanding of $73,849, $29,961 and $122,236, respectively, from related parties.

Trade and Other Payables Outstanding

As of March 31, 2012, 2013 and 2014, we had trade and other payables outstanding of $16,455, nil and nil, respectively, to related parties.

Transactions with PhoCusWright

From time to time, we purchase independent market reports on the travel and travel-related industry from PhoCusWright, a company founded by Mr. Philip C. Wolf, one of our directors. On December 31, 2012, Mr. Wolf resigned as non-executive chairman of PhoCusWright. The amounts paid by us to PhoCusWright in fiscal years 2012 and 2013 were $28,998 and $42,116, respectively.

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

Tax Proceedings

Certain tax matters involving our key subsidiary, MMT India, are disclosed below.

Income Tax

Assessment Year 2005-06

In November 2008, we received a show cause notice from the Indian income tax authorities for the assessment year 2005-2006 and a demand for an additional payment of approximately Rs.8.1 million (approximately $0.1 million) (exclusive of any applicable penalties), advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase proposed by the transfer pricing officer to adjust our intra-group international transaction prices upwards to an arm’s length price, and (ii) the disallowance of website development depreciation expenses incurred during the year. In January 2009, we filed our objections to both the show cause notice and the demand for the additional payment with the Commissioner of Income Tax (Appeals). In February 2009, the demand for the additional payment was dismissed by the Indian income tax authorities after adjustment against our carried forward losses. Our appeal against the show cause notice in connection with the intra-group international transactions transfer pricing matter was decided in our favor in February 2011. We also received partial relief from the disallowance of website development depreciation expenses. In May 2011, we filed our objection to the partial disallowance of website development depreciation expenses with the Income Tax Appellate Tribunal authorities, and a hearing is currently scheduled for August 6, 2014.

Assessment Year 2006-07

In December 2009, we received a draft assessment order from the Indian income tax authorities for the assessment year 2006-2007, alleging certain irregularities in the method of computation of income and, advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase proposed by the transfer pricing officer to adjust our intra-group international transaction prices upwards to an arm’s length price, and (ii) an increase on account of the proposed disallowance of website development depreciation expenses incurred during the year. In January 2010, we filed our objections with the Dispute Resolution Panel. In September 2010, the increases in our declared income assessed by the Indian income tax authorities were upheld by the Dispute Resolution Panel. In October 2010, we received a final assessment order from the Indian income tax authorities confirming the additions made and initiating penalty proceedings against us under the Income Tax Act, 1961. However, we did not receive a demand for any additional tax payments because our carried forward losses exceeded our assessed income. In December 2010, we filed our objections to the assessment order with the Income Tax Appellate Tribunal authorities. A hearing is scheduled for August 6, 2014.

Assessment Year 2007-08

In January 2011, we received an assessment order from the Indian income tax authorities for the assessment year 2007-2008, alleging certain irregularities in the method of computation of income and, advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase proposed by the transfer pricing officer to adjust our intra-group international transaction prices upwards to an arm’s length price, and (ii) an increase on account of the disallowance of website development depreciation expenses incurred during the year. However, we did not receive a demand for any additional tax payments because our carried forward losses exceeded our declared taxable income. In March 2011, we filed an appeal with the Commissioner of Income Tax (Appeals). Our appeal against the assessment order in connection with the intra-group international transactions transfer pricing matter was decided in our favor in February 2013. We also received partial relief from the Commissioner of Income Tax (Appeals) on the disallowance of website development depreciation expenses. We believe that the Income Tax Department appealed the order of the Commissioner of Income Tax (Appeals) to the Income Tax Appellate Tribunal, and we understand that a hearing is currently scheduled for September 2, 2014. However, we have not received any official notice of such appeal.

Assessment Year 2008-09

In February 2012, we received an assessment order from the Indian income tax authorities for the assessment year 2008-2009, and a demand for additional tax payments of approximately Rs.43 million (approximately $0.7 million), advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase proposed by the transfer pricing officer to adjust our intra-group international transaction prices upwards to an arm’s length price, (ii) an increase on account of the proposed disallowance of website development depreciation expenses incurred during the year, and (iii) an increase due to the non-payment of sufficient withholding tax in connection with our use of banking payment gateway facilities. The demand for additional tax payments of approximately Rs.43 million (approximately $0.7 million), was dismissed by the Indian income tax authorities in March 2012 following the adjustment of carried forward losses. In March 2012, we filed our objections with the Commissioner of Income Tax (Appeals). Our appeal against the assessment order in connection with the intra-group international transactions transfer pricing matter was decided in our favor in June 2013. We also received partial relief from the disallowance of website development depreciation expenses and non-payment of sufficient withholding tax in connection with payment gateway charges. Against this partial relief, we and the Income Tax Department each filed appeals in August 2013 with the Income Appellate Tax Tribunal and a hearing is currently scheduled for September 2, 2014.

Assessment Year 2009-10

In May 2013, we received an assessment order from the Indian income tax authorities for the assessment year 2009-2010, and a demand for additional tax payments of approximately Rs.276 million (approximately $4.7 million), advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase proposed by the transfer pricing offer to adjust our intra-group international transaction prices upwards to an arm’s length price, (ii) increases due to the non-payment of sufficient withholding tax in connection with our use of banking payment gateway facilities and the cost of air tickets incurred to MMT USA, and (iii) increases for disallowance of excess depreciation expense on computer peripherals and software licenses, and for the disallowance of website development depreciation expenses incurred during the year, and on account of amounts received from business associates, which were treated as deferred revenue. On May 30, 2013, we filed our objections with the Commissioner of Income Tax (Appeals). In November 2013, we also received an order imposing an additional penalty for allegedly attempting to conceal the above matters and a notice of demand amounting to approximately Rs.330 million (approximately $5.7 million), but this demand was temporarily set aside by the Indian tax authorities in January 2014 after adjustment of refunds for the assessment year 2012-2013. In December 2013, we filed our objections to the penalty with the Commissioner of Income Tax (Appeals). A hearing is yet to be scheduled.

Assessment Year 2010-11

In March 2014, we received an assessment order from the Indian income tax authorities for the assessment year 2010-11, and a demand for additional tax payments of approximately Rs.736 million (approximately $12.6 million), advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase on account of the disallowance of website development depreciation expenses incurred during the year (ii) an increase due to the non-payment of sufficient withholding tax in connection with our use of banking payment gateway facilities (iii) an increase for disallowance of excess depreciation expense on computer peripherals and software licenses (iv) an increase due to the non-payment of sufficient withholding tax on re-imbursement of expenses to MMT USA (v) an increase for advertising and publicity expenses being capital in nature, and (vi) an increase due to change in the method of accounting for recognizing loyalty cum signing bonus. In April 2014, we filed our objections with the Commissioner of Income Tax (Appeals) along with stay of demand. A hearing is yet to be scheduled.

Service Tax

Show Cause and Demand Notice — Fiscal Years 2006 to 2012

In the year ended March 31, 2009, a general industry wide inquiry on compliance with service tax rules and regulations by various travel agencies in India was initiated by the Mumbai Zonal Unit of Directorate General of Excise Intelligence & Customs, an excise and customs tax regulatory authority in India. In October 2011, pursuant to an audit conducted by the service tax authorities, we received a notice from the tax authorities for fiscal years 2006 to 2010, demanding payment of service tax in respect of certain matters, some of which relate to the travel industry in India and involve a complex interpretation of Indian law. We have received similar notices for fiscal years 2011 and 2012, in October 2011 and October 2012, respectively. In March 2011, we filed replies with the Commissioner of Service Tax for fiscal years 2006 to 2010, and, similarly, filed objections in January 2012 for fiscal year 2011, and in February 2013, for fiscal year 2012, respectively. In August 2013, the Commissioner of Service Tax rejected our objections and confirmed the demand on all the above matters with negligible relief. In November 2013, we filed an appeal with the Customs, Excise and Service Tax Appellate Tribunal. The aggregate value of the claims is approximately Rs.1,700 million (approximately $29.1 million) and additional interest and penalties if finally determined to be payable. We have not deposited any service tax with the relevant authorities in response to these demands and we do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The matter is currently pending and the hearing is to be scheduled.

Show Cause and Demand Notice — Fiscal Years 2008 to 2011

In September 2012, we received a notice from the service tax authorities for fiscal years 2008 to 2011, demanding payment of service tax in respect of certain matters, some of which relate to the travel industry in India and involve a complex interpretation of Indian law. In February 2013, we filed a reply with the Commissioner of Service Tax. In March 2014 we received an order wherein the demand raised by the service tax authorities was confirmed by the Commissioner of Central Excise. The aggregate value of these claims is approximately Rs.15.3 million (approximately $0.3 million). We have not deposited any service tax with the relevant authorities in response to this demand and we do not recognize this claim as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. We intend to file an appeal against the same with the Customs, Excise and Service Tax Appellate Tribunal in June 2014.

Show Cause and Demand Notice — Fiscal Year 2012

In November 2012, we received a notice from the service tax authorities for fiscal year 2012, demanding payment of service tax in respect of certain matters, which relate to the travel industry in India but are not covered in the show cause notices mentioned in the above paragraphs relating to service tax, and involve a complex interpretation of Indian law. In February 2013, we filed a reply with the Commissioner of Service Tax. In March 2014 we received an order wherein the demand raised by the service tax authorities was confirmed by the Commissioner of Central Excise. The aggregate value of the claims is approximately Rs.16.1 million (approximately $0.3 million). We have not deposited any service tax with the relevant authorities in response to this demand and we do not recognize this claim as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. We intend to file an appeal against the same with the Customs, Excise and Service Tax Appellate Tribunal in June 2014.

Show Cause and Demand Notice — Fiscal Year 2013

In May 2014, we received two notices from the service tax authorities for fiscal year 2013, demanding payment of service tax in respect of certain matters, which relate to the travel industry in India and involve a complex interpretation of Indian law. We are in the process of filing a reply with the relevant authorities. The aggregate value of the claims is approximately Rs. 1,075 million (approximately $18.4 million). We have not deposited any service tax with the relevant authorities in response to these demands and we do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Other Proceedings

Dispute with Tata Sons Limited

On June 2, 2009, we received a notification of complaint filed by Tata Sons Limited, or Tata, from the World Intellectual Property Organization, or WIPO, Arbitration and Mediation Center under the Uniform Domain Name Dispute Resolution Policy. Tata alleged that our use of the word “tata” in the domain name for our Indian online travel community website, “www.oktatabyebye.com,” derived benefit from the goodwill of the “Tata” name. On August 11, 2009, WIPO ordered that our domain name be transferred to Tata. The order can be contested in a court of appropriate jurisdiction and we have accordingly appealed against the order at the High Court of Delhi and the United States District Court in the Western District of Washington. In furtherance of our appeal in India, we and Tata have agreed to stay all proceedings in the United States until the Indian proceedings are resolved or terminated, and that in the event of resolution in the Indian proceedings, the parties will cooperate with one another and perform any acts reasonably necessary to comply with the Indian court’s ruling. The parties have since mutually agreed to withdraw the case filed in the United States. The Delhi High Court has since delegated authority to a local commissioner to record evidence from each party and cross-examine witnesses and to report on the findings to the Delhi High Court. The next hearing in the Delhi High Court is scheduled for September 15, 2014.

Dispute with Ezeego1

In August 2010, we were informed that one of our competitors may have filed a criminal complaint in India against us likely alleging the misuse of domain names similar to the name of such competitor’s website. The police authorities are investigating the matters in such complaint, which was filed by our competitor, Ezeego1, and we are cooperating with the authorities and have responded to questions in respect of such pending investigation. However, we have not received any notice of claim or summons either from any Indian court or such competitor and we believe that such complaint is without merit or basis. We have separately filed a criminal complaint for defamation against Ezeego1 and certain other parties in the Patiala House district court in respect of statements relating to proceedings purported to be pending against us and related hearings are currently pending in the Delhi High Court and the Patiala House district court with the next hearing scheduled for July 23, 2014.

Dispute with Hotel Pine Spring

We filed criminal complaints under the provisions of the Negotiable Instruments Act, 1991, as amended, during fiscal year 2013 to recover monies related to the dishonoring of checks in the amount of Rs.40.0 million ($0.7 million) provided to us by Hotel Pine Spring, one of our hotels and packages vendors in Srinagar, India. These checks were provided as security for deposits made by us under our agreements signed with the hotel in fiscal years 2011 and 2012 in order to assure available room inventory at pre-agreed rates. We deposited the checks when the agreements were not complied with by the hotel, including by not providing a bank guarantee. We have initiated criminal proceedings against the hotel and its owner for failing to honor the check and for breach of our agreement. The hearings under those cases are due in July 2014.

Dispute with Former Shareholders of the Hotel Travel Group

Our company is a respondent in a Singapore International Arbitration Centre (SIAC) arbitration proceeding commenced by former shareholders of the Hotel Travel Group, which we acquired in November 2012. The dispute is in connection with the operation of the indemnification and escrow mechanisms under a share purchase agreement under which these former shareholders of the Hotel Travel Group agreed to sell and transfer to our company and the share capital of the companies that constitute the Hotel Travel Group. The share purchase agreement is governed by Mauritius law. The sum in dispute is $2.5 million. The hearing is scheduled for June 11, 2014.

B. Significant Changes

There has been no significant subsequent event following the close of the last financial year up to the date of this Annual Report that are known to us and require disclosure in this Annual Report for which disclosure was not made in this Annual Report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our outstanding ordinary shares are currently listed and traded on the Nasdaq Global Market under the symbol “MMYT.”

The following table shows the reported high and low trading prices quoted in US dollars for our ordinary shares on the NASDAQ Global Market.

	Nasdaq Global Market Price Per Ordinary Share
Period	High	Low
Fiscal Year
2011(1)	$42.88	$20.75
2012	$34.22	$16.06
2013	$23.63	$10.77
2014	$29.73	$12.50
Fiscal Quarter
2013
1st Quarter	$23.63	$12.26
2nd Quarter	$18.50	$13.38
3rd Quarter	$17.74	$10.77
4th Quarter	$16.16	$12.67
2014
1st Quarter	$14.47	$12.85
2nd Quarter	$15.63	$13.49
3rd Quarter	$19.73	$14.01
4th Quarter	$29.73	$19.30
Month
2013
December	$19.73	$16.18
2014
January	$27.93	$20.16
February	$29.73	$22.97
March	$28.20	$22.59
April	$27.94	$19.76
May	$28.97	$19.06
June(2)	$25.95	$24.68

Notes:

(1)	From August 17, 2010 following completion of our initial public offering on the NASDAQ Global Market.
(2)	Until June 3, 2014.

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

As of March 31, 2014, our stated capital was $231,869,798.86 comprising 41,678,341 ordinary shares with a par value of $0.0005 each.

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

Voting Rights

Subject to any rights or restrictions as to voting for the time being attached to any class of shares and our Constitution, each holder of our ordinary shares who is present in person or by proxy at a meeting of shareholders shall have one vote on a show of hands and on a poll, each holder of our ordinary shares who is present in person or by proxy shall have one vote for every ordinary share which he holds or represents. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by: (1) the chairman of such meeting, (2) not less than five shareholders having the right to vote at the meeting, (3) a shareholder or shareholders representing not less than 10.0% of the total voting rights of all shareholders having the right to vote at the meeting, or (4) by a shareholder or shareholders holding shares in the company that confer a right to vote at the meeting and on which the aggregate amount paid up is not less than 10.0% of the total amount paid up on all shares that confer that right.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of votes of those shareholders entitled to vote and voting on the matter which is the subject matter of the resolution, while a special resolution is a resolution approved by a majority of 75.0% or, if a higher majority is required by the Constitution, that higher majority, of the votes of those shareholders entitled to vote and voting on the question. A special resolution will be required for matters such as amending our Constitution.

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

Variations of Rights of Shares

If at any time our share capital is divided into different classes of shares, all or any of the special rights attached to any class of shares may, subject to the provisions of the Mauritius Companies Act, be varied with the sanction of a special resolution passed at a meeting of the holders of the shares of that class. Consequently, the rights of any class of shares cannot be detrimentally altered without a majority of 75.0% of the vote of all of the shares in that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Meetings of Shareholders

An annual shareholders’ meeting shall be convened by our board of directors not more than once in each year and not later than six months after our balance sheet date. Special meetings of shareholders may be convened by our board of directors or on the written request of shareholders holding shares carrying together not less than 5.0% of the voting rights entitled to be exercised on the issue. Subject to our Constitution, advance notice of at least 14 days is required for the convening of our annual shareholders’ meeting and any special meeting of our shareholders. A quorum for a shareholders meeting shall be present where the shareholders or their proxies are present or have cast postal votes, who are between them able to exercise not less than 33.3% of the votes to be cast on the business to be transacted by the meeting.

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

Notification of Shareholdings by Directors and Substantial Shareholders

Our Constitution provides that (a) each of our directors shall, upon his appointment to our board of directors, give an undertaking to our company that, for so long as he remains a director of our company, he shall forthwith notify our company secretary of the particulars of our shares beneficially owned by him at the time of his appointment and of any change in such particulars (including the circumstances of any such change), and (b) each member of our company shall, upon becoming a substantial shareholder of our company, give an undertaking to our company that, for so long as he remains as a substantial shareholder of our company, he shall notify our company secretary of the particulars of our shares in which he has an interest at the time of his becoming a substantial shareholder or of any change in such particulars (including the circumstances of any such change) within 48 hours of such time or change (as the case may be), provided that he shall only be required to give notice of a change in the percentage level of his interests in the shares where there is a change of 1.0% or more in the percentage level of his shareholding interest in the relevant class of shares in our company. For this purpose, a “substantial shareholder” means a person who holds by himself or his nominee a share or an interest in a share in the capital of our company which entitles him to exercise not less than 5.0% of the aggregate voting power exercisable at a meeting of our shareholders.

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

Pursuant to the Mauritius Companies Act, subject to certain exceptions prescribed in the Mauritius Companies Act, a Mauritius company shall not enter into the following transactions unless the transaction is approved by special resolution or contingent on approval by special resolution of the shareholders of the company:

(a)	the acquisition of, or an agreement to acquire, whether contingent or not, assets the value of which is more than 75.0% of the value of the company’s assets before the acquisition;

(b)	the disposition of, or an agreement to dispose of, whether contingent or not, assets of the company the value of which is more than 75.0% of the value of the company’s assets before the disposition; or

(c)	a transaction that has or is likely to have the effect of the company acquiring rights or interests or incurring obligations or liabilities the value of which is more than 75.0% of the value of the company’s assets before the transaction (provided that this will not apply by reason only of the company giving, or entering into an agreement to give, a charge secured over assets of the company, the value of which is more than 75.0% of the value of the company’s assets for the purpose of securing the repayment of money or the performance of an obligation).

Under the Mauritius Companies Act, a special resolution is a resolution that is approved by a majority of 75.0% or, if a higher majority is required by the constitution of a Mauritius company, that higher majority, of the votes of those shareholders entitled to vote and voting on the question.

Where a transaction involves the acquisition or disposition or the acquiring of rights, interests or incurring obligations of, in any case, more than half the value of the Mauritius company’s assets, subject to certain exceptions prescribed in the Mauritius Companies Act, the transaction has to be approved by ordinary resolution or contingent on approval by ordinary resolution, and a Mauritius company shall not enter into the following transactions unless the transaction is approved by ordinary resolution or contingent on approval by ordinary resolution of the shareholders of the company:

(a)	the acquisition of, or an agreement to acquire, whether contingent or not, assets the value of which is more than 50.0% of the value of the company’s assets before the acquisition;

(b)	the disposition of, or an agreement to dispose of, whether contingent or not, assets of the company the value of which is more than 50.0% of the value of the company’s assets before the disposition; or

(c)	a transaction that has or is likely to have the effect of the company acquiring rights or interests or incurring obligations or liabilities the value of which is more than 50.0% of the value of the company’s assets before the transaction (provided that this will not apply by reason only of the company giving, or entering into an agreement to give, a charge secured over assets of the company, the value of which is more than 50.0% of the value of the company’s assets for the purpose of securing the repayment of money or the performance of an obligation).

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

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Mauritius law provides that, save for the annual meeting of a company, shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held or by resolution in writing signed by shareholders holding not less than 75 per cent. of the votes entitled to be cast on that resolution, or such percentage above 75 per cent. as is required under the constitution.

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

Transactions with Interested Shareholders

The Delaware General Corporation Law contains business combination provision applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. Subject to specified exceptions, an interested shareholder is a person or a group that owns 15.0% or more of the corporation’s outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15.0% of more of the corporation’s outstanding voting stock at any time within the previous three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

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

Anti-Takeover Provisions

Mauritius law does not prevent Mauritius companies from adopting a wide range of defensive measures, such as staggered boards, issue of preferred shares, adoption of poison pill shareholder rights plans and provisions that restrict the rights of shareholders to call meetings. Our Constitution includes the following provisions which may be regarded as defensive measures: (i) a staggered board of directors, (ii) the ability to issue preferred shares, (iii) granting directors the absolute discretion to decline to register a transfer of any shares (other than fully paid share), and (iv) requiring that amendments to the Constitution be approved by a special resolution of the shareholders of our company.

Registration Rights

Pursuant to a shareholders agreement dated as of July 16, 2010, by and among our company, Mr. Deep Kalra, Mr. Keyur Joshi and Mr. Sachin Bhatia, SB Asia Investment Fund II L.P., or SAIF, Travogue Electronic Travel Private Limited, Helion Venture Partners, LLC, Sierra Ventures VIII-A, L.P., Sierra Ventures VIII-B, L.P., Sierra Ventures Associates VIII, LLC, Tiger Global Private Investment Partners IV, L.P., Tiger Global Private Investment Partners V, L.P., Mr. Lee Fixel, Mr. Feroz Dewan, and Mr. Scott Shleifer (collectively referred to as the “Shareholders”), we have granted certain registration rights to certain holders of our Registrable Shares, as described below. The term “Registrable Shares,” as defined in the abovementioned shareholders agreement, means:

(i)	any ordinary shares held by any of the Shareholders or the employees/management of our company or its subsidiaries; and

(ii)	any other ordinary shares of our company issued in respect of the ordinary shares described in paragraph (i) above pursuant to stock splits, stock dividends, reclassifications recapitalizations or similar events;

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

Subject to the terms of the shareholders agreement described in this Annual Report, at any time or from time to time after February 14, 2011, one or more of the Shareholders may request that our company effect a registration under the Securities Act of all or any part of the Registrable Shares owned by the Shareholders, provided that (i) the Registrable Shares to be so registered have a proposed aggregate offering price net of underwriting commissions, if any, of at least $5,000,000.0 in the aggregate, and (ii) our company shall not be required to effect more than two registrations requested in this manner in any 12 month period.

At any time after our company becomes eligible to file a registration statement on Form F-3 (or any similar or successor form for which our company then qualifies relating to secondary offerings), one or more of the Shareholders will have the right to require our company to effect the registration on Form F-3 (or any similar or successor form for which our company then qualifies) of all or any portion of the Registrable Shares held by the Shareholders, provided that (i) our company shall not be required to effect any registration of Registrable Shares unless such Registrable Shares have a proposed aggregate offering price net of underwriting commissions (if any) of at least $5,000,000.0 in the aggregate, and (ii) our company shall not be required to effect more than two registrations requested in this manner in any 12 month period.

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

We will pay all Registration Expenses (as defined below) of all registrations under the shareholders agreement, subject to certain provisos set out in the shareholders’ agreement. For this purpose, the term “Registration Expenses” means all expenses incurred by our company in complying with the shareholders agreement, including (without limitation) all registration and filing fees, exchange listing fees, printing expenses, road show expenses, fees and disbursements of counsel for our company, the reasonable fees and expenses of one (1) special counsel selected by the selling Shareholders to represent the selling Shareholders, state Blue Sky fees and expenses (if any), fees and expenses of our company’s independent auditors and the expense of any special audits incidental to or required by any such registration, but excluding underwriting discounts, selling commissions and the fees and expenses of selling Shareholders’ own counsel (other than the counsel selected to represent all the selling Shareholders).

On June 14, 2013, we filed a registration statement on Form F-3 to register all Registrable Shares of SAIF pursuant to the exercise of its demand registration right by SAIF under the abovementioned shareholders agreement. The registration statement was declared effective on July 17, 2013. No shares were sold by SAIF under such registration statement. All such shares have been included in the registration statement on Form F-3 that we filed on February 14, 2014, as amended on March 4, 2014. This registration statement was declared effective on March 10, 2014. As of March 31, 2014, SAIF had sold 1,500,000 ordinary shares under this registration statement.

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

MMT India may, before the declaration of any dividend in any financial year, transfer such percentage of its profits for that financial year as it may consider appropriate to the reserves of MMT India.

If profits for a particular year are insufficient to declare dividends (including interim dividends), the dividends for that year may be declared and paid out from accumulated profits if the following conditions are fulfilled:

•	the rate of dividend to be declared shall not exceed the average of the rates at which dividends were declared in the three years immediately preceding that year;

•	the total amount to be drawn from the accumulated profits earned in previous years shall not exceed an amount equal to one-tenth of the sum of the company’s paid-up share capital and free reserves, and the amount so drawn shall first be utilized to set off the losses incurred in the financial year before any dividend in respect of equity shares is declared;

•	the balance of the reserves after such withdrawal shall not fall below 15.0% of the company’s paid-up share capital; and

•	carried over losses and depreciation not provided for in the previous years are set off against profits in the current year.

Exchange Rates

Our consolidated financial statements and other financial data included in this Annual Report are presented in US dollars. Our business and operations are primarily conducted in India through our Indian subsidiary, MMT India. The functional currency of MMT India is Indian Rupees and its revenues and expenses are denominated in that currency. The functional currency of the Hotel Travel Group is the US dollar but a significant amount of its trade and other receivables, trade and other payables and cash and cash equivalents are denominated in Euro. We report our consolidated financial results in US dollars. The conversion of Indian Rupees into US dollars in this Annual Report is based on the noon buying rate in The City of New York for cable transfers of Indian Rupees as certified for customs purposes by the Federal Reserve Bank of New York. For your convenience, unless otherwise noted, all translations from Indian Rupees to US dollars and from US dollars to Indian Rupees in this Annual Report were made at a rate of Rs. 58.36 per $1.00, the noon buying rate in effect as of May 23, 2014. We make no representation that any Indian Rupee or US dollar amounts referred to in this Annual Report could have been or could be converted into US dollars or Indian Rupees, as the case may be, at any particular rate or at all. The effects of foreign currency translation adjustments are included as a component of other comprehensive income in our shareholders’ equity.

The following tables set forth, for each of the periods indicated, the low, average, high and period-end noon buying rates in The City of New York for cable transfers, in Indian Rupees per US dollar and in Euro per US dollar, as certified for customs purposes by the Federal Reserve Bank of New York. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this Annual Report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Indian Rupees per US Dollar Noon Buying Rate
Period	Period End	Average(1)	Low	High
Fiscal Year
2010	44.95	47.38	44.94	50.48
2011	44.54	45.49	43.90	47.49
2012	50.89	47.85	44.00	53.71
2013	54.52	54.35	50.64	57.13
2014	60.00	60.42	53.65	68.80
Month
December 2013	61.92	61.81	60.87	62.38
January 2014	62.63	62.11	61.45	63.09
February 2014	61.78	62.16	61.78	62.63
March 2014	60.00	60.95	59.89	62.17
April 2014	60.21	60.35	59.86	61.17
May 2014	59.16	59.28	58.30	60.21

Notes:

(1)	Averages for a period other than one month are calculated by using the average of the noon buying rate at the end of each month during the period. Monthly averages are calculated by using the average of the daily noon buying rates during the relevant month.

	Euro per US Dollar Noon Buying Rate
Period	Period End	Average(1)	Low	High
Fiscal Year
2010	0.75	0.71	0.78	0.66
2011	0.71	0.76	0.84	0.70
2012	0.75	0.73	0.79	0.67
2013	0.78	0.78	0.83	0.73
2014	0.73	0.75	0.78	0.72
Month
December 2013	0.73	0.73	0.74	0.72
January 2014	0.74	0.74	0.74	0.73
February 2014	0.72	0.73	0.74	0.72
March 2014	0.73	0.72	0.73	0.72
April 2014	0.72	0.72	0.73	0.72
May 2014	0.73	0.73	0.74	0.72

Notes:

(1)	Averages for a period other than one month are calculated by using the average of the noon buying rate at the end of each month during the period. Monthly averages are calculated by using the average of the daily noon buying rates during the relevant month.

Source: Federal Reserve Statistical Release.

E. Taxation

Mauritius Tax Consequences

Our company holds a valid Category 1 Global Business Licence issued by the Financial Services Commission in Mauritius. Our company holds a specific Tax Residence Certificate for India, valid until May 4, 2015 and a general Tax Residence Certificate for all jurisdictions, valid until May 8, 2015, from the Mauritius Revenue Authority, as per the guidelines prescribed by the Mauritius Revenue Authority. These certificates are required for the avoidance of double taxation under the Agreements for the Avoidance of Double Taxation signed between Mauritius and other jurisdictions, including India.

The Income Tax Act 1995 of Mauritius imposes a tax in Mauritius on the chargeable income of our company at the rate of 15.0%. However, under the Income Tax (Foreign Tax Credit) Regulations 1996 of Mauritius, subject to the Income Tax Act 1995 and the regulations of the Income Tax (Foreign Tax Credit) Regulations 1996, credit is allowed for foreign tax on the foreign source income of a resident of Mauritius against Mauritius tax computed by reference to the same income, and where credit is allowed against Mauritius tax chargeable in respect of any income, the amount of Mauritius tax so chargeable shall be reduced by the amount of the credit. Under the Income Act, 1995, “foreign source income” means income which is not derived from Mauritius and includes in the case of a corporation holding a Category 1 Global Business Licence under the Financial Services Act 2007 of Mauritius, income derived from its transactions with non-residents or corporations holding a Category 1 Global Business Licence under the Financial Services Act. Subject to the provisions of the Income Tax (Foreign Tax Credit) Regulations 1996, no credit is allowed in respect of foreign tax unless written evidence is presented to the Mauritius Revenue Authority showing the amount of foreign tax which has been charged and for this purpose, “written evidence” includes a receipt of the relevant authorities of the foreign country for the foreign tax or any other evidence that the foreign tax has been deducted or paid to the relevant authorities of that country. However, pursuant to regulation 8 of the Income Tax (Foreign Tax Credit) Regulations 1996, if written evidence is not presented to the Mauritius Revenue Authority showing the amount of foreign tax charged on our foreign source income, the amount of foreign tax shall nevertheless be conclusively presumed to be equal to 80.0% of the Mauritius tax chargeable with respect to that income and in such circumstance, the effective tax rate in Mauritius on our chargeable income would be 3.0%.

Following amendments to the Financial Services Act 2007 of Mauritius pursuant to the Finance (Miscellaneous Provisions) Act 2010 in December 2010, Mauritius companies holding a Category 1 Global Business Licence, or GBC1, issued by the Financial Services Commission in Mauritius are permitted to conduct business both in and outside Mauritius (instead of outside Mauritius only). The operations of a GBC1 company in Mauritius will be subject to tax on chargeable income at the rate of 15.0% in Mauritius. Mauritius currently has no capital gains tax and has no taxation in the nature of a withholding tax on the payment of dividends. There is no withholding tax requirement on interest or royalties payments applicable to us as a holder of a Category 1 Global Business Licence issued by the Financial Services Commission in Mauritius where such interest are paid to a non-resident of Mauritius not carrying on any business in Mauritius and such royalties are paid to non-residents of Mauritius. There is no estate duty, inheritance tax or gift tax in Mauritius.

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

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks and other financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to use a mark-to-market method of accounting;

•	US expatriates;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding ordinary shares as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10.0% or more of the total combined voting power of all classes of our voting stock;

•	persons who acquired ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation; or

•	partnerships or other pass-through entities, or persons holding ordinary shares through such entities.

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

The discussion below of the US federal income tax consequences to “US Holders” will apply to you if you are a beneficial owner of our ordinary shares and you are, for US federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for US federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to US federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more United States persons for all substantial decisions or (2) has a valid election in effect under applicable US Treasury regulations to be treated as a United States person (a “US Holder”).

The tax treatment of a partner in a partnership (or other entity taxable as a partnership for US federal income tax purposes) that holds our ordinary shares will depend on the status of such partner and the activities of such partnership. If you are a partner in such partnership, you should consult your tax advisors.

Dividends and Other Distributions

Subject to the passive foreign investment company, or PFIC, rules discussed below, the gross amount (in US dollars) of any distribution we make to you with respect to our ordinary shares (including the amount of any non-US taxes withheld therefrom) will generally be includible in your gross income as dividend income, but only to the extent that such distribution is paid out of our current or accumulated earnings and profits (as determined under US federal income tax principles). Amounts not treated as dividend income for US federal income tax purposes will constitute a return of capital and will first be applied against and reduce the tax basis in your ordinary shares, but not below zero. Distributions in excess of our current and accumulated earnings and profits and your tax basis in the ordinary shares will be treated as capital gain realized on the sale or other disposition of the ordinary shares. However, we do not intend to calculate our earnings and profits under US federal income tax principles. Therefore, you should expect that any distribution we make to you will be reported as a dividend even if such distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Any dividends we pay may not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other US corporations.

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

Dispositions

Subject to the PFIC rules discussed below, you will recognize capital gain or loss on any sale, exchange or other taxable disposition of an ordinary share equal to the difference between the amount realized (in US dollars) for the ordinary share and your adjusted tax basis (in US dollars) in the ordinary share. If you are a non-corporate US Holder, including an individual US Holder, that has held the ordinary share for more than one year, you may be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any gain or loss that you recognize on a disposition of our ordinary shares will generally be treated as US source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company

Based on, among other things, the current and anticipated valuation of our assets and composition of our income and assets, we do not believe we will be a PFIC for US federal income tax purposes for our current taxable year or will become a PFIC in the foreseeable future. However, the application of the PFIC rules is subject to uncertainty in several respects. In addition, a separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year.

A non-US corporation will be a PFIC for any taxable year if either:

•	at least 75.0% of its gross income for such year is passive income; or

•	at least 50.0% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”).

For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25.0% (by value) of the stock.

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

For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” you receive and any gain you recognize from a sale or other disposition (including a pledge) of the ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125.0% of the average annual distributions you received during the shorter of the three preceding years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

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

If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs or we make direct or indirect equity investments in other entities that are PFICs, you will be deemed to own the shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion that the value of the ordinary shares you own bears to the value of all of our ordinary shares, and you may be subject to the rules described in the preceding two paragraphs with respect to the shares of such lower-tier PFICs that you would be deemed to own. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in greater than de minims quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable US Treasury regulations. Our ordinary shares are listed on the Nasdaq Global Market, which is a qualified exchange or other market for these purposes. Consequently, if the ordinary shares are regularly traded and you are a holder of the ordinary shares, we expect that the mark-to-market election would be available to you if we were to become a PFIC. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a US Holder may continue to be subject to the PFIC rules described above regarding excess distributions and recognized gains with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for US federal income tax purposes. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

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

Information Reporting and Backup Withholding

Dividend payments with respect to ordinary shares and proceeds from the sale, exchange or other disposition of ordinary shares may be subject to information reporting to the US Internal Revenue Service and possible US backup withholding at a current rate of 28.0%. Backup withholding will not apply, however, to a US Holder that furnishes a correct taxpayer identification number and makes any other required certification on US Internal Revenue Service Form W-9 or that is otherwise exempt from backup withholding. US Holders that are exempt from backup withholding should still complete US Internal Revenue Service Form W-9 to avoid possible erroneous backup withholding. You should consult your tax advisors regarding the application of the US information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your US federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing an appropriate claim for refund with the US Internal Revenue Service and furnishing any required information in a timely manner.

Additional Reporting Requirements

US individuals that own “specified foreign financial assets” with an aggregate value in excess of certain threshold amounts are generally required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (is) stocks and securities issued by non-US persons, (ii) financial instruments and contracts held for investment that have non-US issuers or counterparties, and (iii) interests in foreign entities. Our ordinary shares may be subject to these rules. US Holders that are individuals should consult their tax advisers regarding the application of this requirement to their ownership of our shares.

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

Credit Risk. Financial instruments that potentially subject us to concentrations of credit risk consist principally of term deposits, cash equivalents, and trade and other receivables. By their nature, all such financial instruments involve risks, including the credit risk of non-performance by counterparties. Our cash equivalents, bank balances and term deposits are placed with banks with high investment grade credit ratings, and our term deposits may be withdrawn at any time prior to maturity except that this would result in a lower interest rate. Trade and other receivables are typically unsecured and arise mainly from commissions and incentive payments owing to us from our airline suppliers, receivables from our hotel suppliers which represent amounts owing to us from deposits we place with such hotels, and receivables from our corporate and retail customers to whom we typically extend credit periods. We review the credit worthiness of our clients to which we have granted credit terms in the normal course of the business. We believe there is no significant risk of loss in the event of non-performance of the counterparties to these financial instruments, other than the amounts already provided for in our financial statements. See note 35 to our audited consolidated financial statements included elsewhere in this Annual Report for additional information relating to our exposure to credit risk.

Foreign Exchange Risk. We are exposed to movements in currency exchange rates, primarily those related to the US dollar and the Indian Rupee. As the functional currency of MMT India, our key operating subsidiary, is the Indian Rupee, our exposure to foreign currency risk primarily arises in respect of our non-Indian Rupee-denominated trade and other receivables, trade and other payables and cash and cash equivalents, which were $8.2 million, $38.0 million and $3.0 million, respectively, as of March 31, 2014. Based on our operations in fiscal year 2014, a 10.0% appreciation of the US dollar against the Indian Rupee as of March 31, 2014, assuming all other variables remained constant, would have increased our loss for the year by $2.6 million. Similarly, a 10.0% depreciation of the US dollar against the Indian Rupee as of March 31, 2014, assuming all other variables remained constant, would have decreased our loss for the year by $2.6 million.

Further, we are also exposed to movements in currency exchange rates between the US dollar and the Euro. As the functional currency of the Hotel Travel Group is the US dollar, our exposure to foreign currency risk primarily arises in respect of our non-US dollar denominated trade and other receivables, trade and other payables and cash and cash equivalents, which were $1.2 million, $0.8 million and $3.4 million, respectively, as of March 31, 2014. Based on our operations in fiscal year 2014, a 10.0% appreciation of the Euro against the US dollar as of March 31, 2014, assuming all other variables remained constant, would have decreased our loss for the year by $0.4 million. Similarly, a 10.0% depreciation of the Euro against the US dollar as of March 31, 2014, assuming all other variables remained constant, would have increased our loss for the year by $0.4 million.

We are also exposed to movements between the US dollar and the Indian Rupee in our operations, as 3.9% and 2.9% of our revenue for fiscal years 2013 and 2014, respectively, was generated by MMT India from its air ticketing business and received in US dollars although our expenses are generally incurred in Indian Rupees. We currently do not have any hedging agreements or similar arrangements with any counter-party to cover our exposure to any fluctuations in foreign exchange rates. While we do incorporate margins in our pricing to cover any adverse fluctuations in foreign exchange rates, there can be no assurance that such margins will adequately protect us from adverse fluctuations in foreign exchange rates and hence our earnings remain susceptible to foreign exchange rate fluctuations. However as this risk associated with currency exchange is largely confined to our non-Indian Rupee revenue, we believe our exposure is minimal and immaterial.

Interest Rate Risk. Our exposure to interest rate risk for changes in interest rates relates primarily to our term deposits and bank overdrafts. As of March 31, 2014, we had fixed rate financial instruments consisting of $105.2 million of term deposits. As of March 31, 2013, we had fixed rate financial instruments consisting of $55.4 million of term deposits and $0.9 million of variable rate financial instruments, consisting of our bank overdrafts. We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. Our future interest income and financing cost may fluctuate in line with changes in interest rates. As of March 31, 2014, we had no amount outstanding on account of variable rate financial instruments. A sensitivity analysis shows that any increase in the interest rates as of March 31, 2014 would not have affected our profit or loss and would not have had any impact on our equity. As of March 31, 2013, we had $0.9 million outstanding on account of variable rate financial instruments. A sensitivity analysis shows that an increase of 100 basis points in interest rates as of March 31, 2013 would have increased loss or decreased profit by $0.1 million and would not have had any impact on our equity. Similarly, a decrease of 100 basis points in interest rates as of March 31, 2013 would have decreased loss or increased profit by $0.1 million and would not have had any impact on our equity.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable

B. Warrants and Rights

Not applicable

C. Other Securities

Not applicable

D. American Depositary Shares

Not applicable

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 15.	CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

As required by Rules 13a-15 and 15d-15 under the Exchange Act, management, including our group chief executive officer and our group chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding our required disclosure.

Based on the foregoing, our group chief executive officer and our group chief financial officer have concluded that, as of March 31, 2014, our disclosure controls and procedures were effective.

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

Our management, with the participation of our group chief executive officer and our group chief financial officer, assessed the effectiveness of our internal control over financial reporting as of March 31, 2014. In conducting its assessment of internal control over financial reporting, management based its evaluation on the 1992 framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation, our management has concluded that our internal control over financial reporting was effective as of March 31, 2014.

We acquired the ETB Group in February 2014, and in making the assessment of effectiveness of the Company’s internal control over financial reporting as of March 31, 2014, we excluded the ETB Group’s internal control over financial reporting associated with total assets of $8,673,980 (of which $5,263,284 represents intangibles included within the scope of the assessment) and total revenue of $1,461,230, included in our consolidated financial statements as of and for the year ended March 31, 2014.

Our independent registered public accounting firm, KPMG, has audited the consolidated financial statements included in this Annual Report on Form 20-F, and as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of March 31, 2014.

C. Attestation Report of the Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

MakeMyTrip Limited:

We have audited MakeMyTrip Limited and subsidiaries’ (“the Company”) internal control over financial reporting as of March 31, 2014, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2014, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The Company acquired Easytobook Holding B.V. during the year ended March 31, 2014, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of March 31, 2014, Easytobook Holding B.V.’s internal control over financial reporting associated with total assets of $8,673,980 (of which $5,263,284 represents intangible assets included within the scope of the assessment) and total revenues of $1,461,230 included in the consolidated financial statements of the Company as of and for the year ended March 31, 2014. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Easytobook Holding B.V.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Company as of March 31, 2013 and 2014, and the related consolidated statements of profit or loss and other comprehensive income (loss), changes in equity and cash flows for each of the years in the three-year period ended March 31, 2014, and our report dated June 6, 2014 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Gurgaon, India

June 6, 2014

D. Changes in Internal Control over Financial Reporting

Management has evaluated, with the participation of our group chief executive officer and our group chief financial officer, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on the evaluation we conducted, management has concluded that no such changes have occurred.

In making its assessment of the changes in internal control over financial reporting during the period covered by this Annual Report, our management excluded an evaluation of the internal control over financial reporting of the ETB Group, acquired during the year ended March 31, 2014. See Note 8 to the Consolidated Financial Statements for a discussion of the acquisition.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Messrs. Vivek N. Gour, Ranodeb Roy and Frederic Lalonde and is chaired by Mr. Gour. Each of our audit committee members satisfies the independence requirements of Rule 5605(a)(2) of the Nasdaq Stock Market, Marketplace Rules, and the independence requirements of Rule 10A-3(b)(1) under the Exchange Act. See “Item 6. Directors, Senior Management and Employees — C. Board Practices” for the experience and qualifications of the members of the audit committee. Our board of directors also has determined that Mr. Gour qualifies as an audit committee financial expert within the meaning of the SEC rules.

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

KPMG has served as our independent registered public accountant for each of the years ended March 31, 2012, March 31, 2013 and March 31, 2014 for which audited statements appear in this Annual Report.

The following table shows the aggregate fees for services rendered by KPMG to us, including some of our subsidiaries, in fiscal years 2013 and 2014.

	Fiscal
	2013	2014
Audit fees (audit and review of financial statements and offerings)	$192,921	$344,603
Tax fees (other certifications and tax advisory services)	105,639	269,275
All other fees (advisory services)	2,389	1,574

Total	$300,949	$615,452

Audit Committee Pre-approval Process

Our audit committee reviews and pre-approves the scope and the cost of audit services related to us and permissible non-audit services performed by the independent auditors, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit. All of the services related to our company provided by KPMG during the last fiscal year have been approved by the audit committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table provides information about purchases by us during fiscal year 2014 of our outstanding ordinary shares, par value $0.0005 per share:

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share(2)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(1)
Up to 03/31/13	40,142	12.63	40,142	$24,492,145
04/01/13 – 04/30/13	—	—	—	$24,492,145
05/01/12 – 05/31/13	100	12.50	100	$24,490,893
06/01/13 – 06/30/13	—	—	—	$24,490,893
07/01/13 – 07/31/13	—	—	—	$24,490,893
08/01/12 – 08/31/13	—	—	—	$24,490,893
09/01/13 – 09/30/13	—	—	—	$24,490,893
10/01/13 – 10/31/13	—	—	—	$24,490,893
11/01/12 – 11/30/13	—	—	—	$24,490,893
12/01/13 – 12/31/13	—	—	—	$24,490,893
01/01/14 – 01/31/14	—	—	—	$24,490,893
02/01/14 – 02/28/14	—	—	—	$24,490,893
03/01/14 – 03/31/14	—	—	—	$24,490,893
Total	40,242	12.63	40,242	$24,490,893

Notes:

(1)	On November 6, 2012, our board of directors authorized us to purchase our outstanding ordinary shares, par value $0.0005 per share. The authorization permits us to purchase our ordinary shares on the open market, in privately negotiated transactions or otherwise in an aggregate amount of up to $25 million. We repurchased 40,142 and 100 ordinary shares at an average price of approximately $12.63 per share and $ 12.50 per share (excluding broker and transaction fees) in fiscal year 2013 and 2014 respectively. As of March 31, 2014, we had remaining authority to repurchase up to approximately $24.49 million of our outstanding ordinary shares.
(2)	The average price paid per share excludes broker and transaction fees.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable

ITEM 16G.	CORPORATE GOVERNANCE

The Nasdaq Marketplace Rules, or the Nasdaq Rules, provide that foreign private issuers may follow home country practice in lieu of the corporate governance requirements of the Nasdaq Stock Market LLC, subject to certain exceptions and requirements and except to the extent that such exemptions would be contrary to US federal securities laws and regulations. The significant differences between our corporate governance practices and those followed by US companies under the Nasdaq Rules are summarized as follows:

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

The following financial statements are filed as part of this Annual Report, together with the report of the independent registered public accounting firms:

•	Report of Independent Registered Public Accounting Firm.

•	Consolidated Statements of Financial Position as of March 31, 2013 and 2014.

•	Consolidated Statements of Profit or Loss and other Comprehensive Income (Loss) for the years ended March 31, 2012, 2013 and 2014.

•	Consolidated Statements of Changes in Equity for the years ended March 31, 2012, 2013 and 2014.

•	Consolidated Statements of Cash Flows for the years ended March 31, 2012, 2013 and 2014.

•	Notes to the Consolidated Financial Statements.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report:

1.1	Constitution of MakeMyTrip Limited (Incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

2.1	Form of ordinary share certificate (Incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.1	Amended and Restated MakeMyTrip.com 2001 Equity Option Plan (Incorporated by reference to Exhibit 10.1.1 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.2	MakeMyTrip 2010 Share Incentive Plan (Incorporated by reference to Exhibit 10.1.2 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.3	Fourth Amended and Restated Shareholders Agreement dated July 16, 2010 by and among the shareholders named therein and our company (Incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.4	Global Agreement executed February 14, 2013 (effective as of April 1, 2012) by and between MMT India and Amadeus IT Group, S.A. (Incorporated by reference to Exhibit 4.4 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 13, 2013)

4.5	Passenger Sales Agency Agreement dated August 30, 2002 by and between MMT India and each IATA member, represented by the Director General of IATA (Incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.6	Business Process Outsourcing Services Agreement dated March 5, 2008 by and between MMT India and IBM (Incorporated by reference to Exhibit 10.6.1 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.7	Statement of Work dated March 5, 2008 by and between MMT India and IBM, or the IBM Statement of Work (Incorporated by reference to Exhibit 10.6.2 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.8	First Amendment to the IBM Statement of Work dated July 16, 2008 (effective as of March 5, 2008), by and between MMT India and IBM (Incorporated by reference to Exhibit 10.6.3 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.9	Second Amendment to the IBM Statement of Work dated July 28, 2009 (effective as of May 1, 2009), by and between MMT India and IBM (Incorporated by reference to Exhibit 10.6.4 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.10	Amendment Number 3 to the Business Process Outsourcing Services Agreement dated November 4, 2009 (effective as of June 1, 2009) by and between MMT India and IBM (Incorporated by reference to Exhibit 10.6.5 to the Registration Statement on Form F-1 (File No. 333-172572) as filed with the SEC on March 2, 2011).

4.11	Fourth Amendment to the Business Process Outsourcing Services Agreement dated December 9, 2010 (effective as of April 1, 2010) by and between MMT India and IBM (Incorporated by reference to Exhibit 10.6.6 to the Registration Statement on Form F-1 (File No. 333-172572) as filed with the SEC on March 2, 2011).

4.12	Fifth Amendment to the Business Process Outsourcing Services Agreement dated December 10, 2010 (effective as of July 15, 2010) by and between MMT India and IBM (Incorporated by reference to Exhibit 10.6.7 to the Registration Statement on Form F-1 (File No. 333-172572) as filed with the SEC on March 2, 2011).

4.13	Sixth Amendment to the Master Services Agreement and Statement of Work dated December 18, 2010 (effective as of December 1, 2010) by and between MMT India and IBM (Incorporated by reference to Exhibit 10.6.8 to the Registration Statement on Form F-1 (File No. 333-172572) as filed with the SEC on March 2, 2011).

4.14	Seventh Amendment to Master Services Agreement and Statement of Work dated April 7, 2011 by and between MMT India and IBM (Incorporated by reference to Exhibit 10.6.9 to the Registration Statement on Form F-1 (File No. 333-172572) as filed with the SEC on May 13, 2011).

4.15	Eighth Amendment to the Master Services Agreement and Statement of Work dated October 27, 2011 (effective as of August 1, 2011) by and between MMT India and IBM (Incorporated by reference to Exhibit 4.18 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 25, 2012).

4.16	Ninth Amendment to the Master Services Agreement and Statement of Work dated December 29, 2011 (effective as of January 1, 2012) by and between MMT India and IBM (Incorporated by reference to Exhibit 4.19 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 25, 2012).

4.17	Statement of Work dated December 29, 2011 (effective as of January 1, 2012) by and between MMT India and IBM (Incorporated by reference to Exhibit 4.20 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 25, 2012).

4.18	Amendment No. 10 to the Master Service Agreement and Statement of Work dated July 4, 2012 by and between MMT India and IBM (Incorporated by reference to Exhibit 4.18 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 13, 2013).

4.19	Amendment No. 11 to the Business Process Outsourcing Services Agreement dated November 1, 2012 by and between MMT India and IBM (Incorporated by reference to Exhibit 4.19 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 13, 2013).

4.20**#	Amendment No. 12 to the Business Process Outsourcing Services Agreement and Statement of Work dated July 12, 2013 by and between MMT India and IBM.

4.21**#	Amendment No. 13 to the Business Process Outsourcing Services Agreement dated September 27, 2013 by and between MMT India and IBM.

4.22**	Letter from IBM to MMT India dated November 15, 2013 regarding change of control of IBM.

4.23**	Letter from Concentrix Corporation to MMT India dated January 31, 2014 regarding the acquisition of IBM by Synnex.

4.24	Master Services Agreement dated July 6, 2009 by and between MMT India and RightNow Technologies, Inc (Incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.25**	Oracle Cloud Services Agreement dated May 14, 2014 by and between MMT India and Oracle India Pvt Ltd.

4.26	Sanction Letter for Working Capital Facilities dated September 7, 2009 by and between MMT India and HDFC Bank (including letter of amendment) (Incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.27	Sanction Letter for Working Capital Facilities dated January 6, 2011 by and between MMT India and HDFC Bank (Incorporated by reference to Exhibit 10.10.2 to the Registration Statement on Form F-1 (File No. 333-172572) as filed with the SEC on March 2, 2011).

4.28	Sanction Letter for Credit Facilities dated December 17, 2012 by and between MMT India and Yes Bank Limited (Incorporated by reference to Exhibit 4.23 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 13, 2013).

4.29	Supplemental Master Facility Agreement dated February 7, 2013 by and between MMT India and Yes Bank Limited (Incorporated by reference to Exhibit 4.24 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 13, 2013).

4.30**	Sanction Letter for Credit Facilities dated December 17, 2013 by and between MMT India and IndusInd Bank.

4.31**	Sanction Letter for Credit Facilities dated January 31, 2014 by and between MMT India and IndusInd Bank.

4.32**	Sanction Letter for Credit Facilities dated March 18, 2014 by and between MMT India and IndusInd Bank.

4.33**	Master General Terms Agreement dated February 6, 2014 by and between MMT India and IndusInd Bank.

4.34	Form of director and executive officer indemnification agreement (Incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

8.1**	List of significant subsidiaries of MakeMyTrip Limited.

12.1**	Certification by the Chief Executive Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2**	Certification by the Chief Financial Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1**	Consent of Independent Registered Public Accounting Firm.

**	Filed herewith
#	Confidential treatment requested

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: June 6, 2014

MAKEMYTRIP LIMITED

By:	/s/ Deep Kalra
Name:	Deep Kalra
Title:	Group Chairman and Group Chief Executive Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

MakeMyTrip Limited:

We have audited the accompanying consolidated statements of financial position of MakeMyTrip Limited and subsidiaries’ (“the Company”) as of March 31, 2013 and 2014, and the related consolidated statements of profit or loss and other comprehensive income (loss), changes in equity and cash flows for each of the years in the three-year period ended March 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2013 and 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2014, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 6, 2014 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG

Gurgaon, India

June 6, 2014

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		As at March 31
	Note	2013	2014
		(in USD)
Assets
Property, plant and equipment	17	9,203,826	8,532,640
Intangible assets and goodwill	18	34,987,017	39,240,542
Trade and other receivables, net	20	820,951	982,585
Investment in equity-accounted investee	8	1,294,082	1,122,594
Other investments	9	4,958,994	3,973,363
Derivative instruments		14,678	—
Term deposits	22	911,245	75,656,254
Non-current tax assets		—	6,515,244
Other non-current assets	24	527,391	476,326

Total non-current assets		52,718,184	136,499,548
Inventories		1,522,693	515,663
Derivative instruments		188,973	—
Current tax assets		7,535,440	2,183,841
Trade and other receivables, net	20	25,290,442	28,373,066
Term deposits	22	47,203,717	29,513,593
Other current assets	23	23,659,215	34,739,530
Cash and cash equivalents	21	36,501,478	38,011,775

Total current assets		141,901,958	133,337,468

Total assets		194,620,142	269,837,016

Equity
Share capital	25	18,797	20,836
Share premium	25	153,742,563	238,423,499
Reserves		(494,988)	(1,481,871)
Accumulated deficit		(60,964,228)	(81,806,068)
Share based payment reserve		19,901,803	20,092,179
Foreign currency translation reserve	25	(10,904,046)	(13,663,555)

Total equity attributable to equity holders of the Company		101,299,901	161,585,020
Non-controlling interest		694,050	714,505

Total equity		101,993,951	162,299,525

Liabilities
Loans and borrowings	28	284,433	203,108
Employee benefits	32	1,010,293	963,176
Deferred revenue	31	—	2,353,593
Deferred tax liabilities	19	383,444	277,096
Other non-current liabilities	30	6,804,211	7,667,666

Total non-current liabilities		8,482,381	11,464,639
Bank overdraft	21	866,521	—
Loans and borrowings	28	135,459	115,005
Trade and other payables	34	80,592,241	86,213,527
Deferred revenue	31	37,901	1,336,238
Other current liabilities	29	2,511,688	8,408,082

Total current liabilities		84,143,810	96,072,852

Total liabilities		92,626,191	107,537,491

Total equity and liabilities		194,620,142	269,837,016

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (LOSS)

		For the Year Ended March 31,
	Note	2012	2013	2014
		(in USD)
Revenue
Air ticketing		76,190,303	60,888,851	66,523,174
Hotels and packages		116,701,137	164,129,318	184,500,736
Other revenue	10	3,707,818	3,803,776	4,350,701

Total revenue		196,599,258	228,821,945	255,374,611

Other income	11	—	—	1,312,299

Service cost
Procurement cost of hotel and packages services		98,474,788	136,537,143	144,507,848
Cost of air tickets coupon		9,939,556	4,119,631	4,471,703
Personnel expenses	12	26,520,745	34,520,455	37,220,798
Other operating expenses	13	54,868,655	67,953,977	80,116,006
Depreciation and amortization	14	2,790,154	3,752,743	5,692,145

Result from operating activities		4,005,360	(18,062,004)	(15,321,590)

Finance income	15	1,987,904	4,197,603	2,441,764
Finance costs	15	4,957,097	4,939,526	7,775,731

Net finance costs		(2,969,193)	(741,923)	(5,333,967)

Share of loss of equity-accounted investee		(65,957)	(186,130)	(171,487)

Profit (loss) before tax		970,210	(18,990,057)	(20,827,044)
Income tax benefit (expense)	16	6,078,146	(8,599,023)	(78,520)

Profit (loss) for the year		7,048,356	(27,589,080)	(20,905,564)

Other comprehensive income (loss)
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences on foreign operations		(7,421,044)	(2,309,906)	(2,767,820)
Net change in fair value of available-for-sale financial assets		(428,937)	459,047	(985,631)

		(7,849,981)	(1,850,859)	(3,753,451)

Items that will never be reclassified subsequently to profit or loss:
Remeasurement of defined benefit (asset) liability		23,223	(125,748)	63,999
Income tax expense on other comprehensive income		(7,535)	(13,800)	—

Other comprehensive loss for the year, net of tax		(7,834,293)	(1,990,407)	(3,689,452)

Total comprehensive loss for the year		(785,937)	(29,579,487)	(24,595,016)

Profit (Loss) attributable to:
Owners of the Company		7,183,935	(27,592,521)	(20,934,330)
Non-controlling interest		(135,579)	3,441	28,766

Profit (Loss) for the year		7,048,356	(27,589,080)	(20,905,564)

Total comprehensive income (loss) attributable to:
Owners of the Company		(633,645)	(29,583,133)	(24,615,471)
Non-controlling interest		(152,292)	3,646	20,455

Total comprehensive loss for the year		(785,937)	(29,579,487)	(24,595,016)

Earnings (Loss) per share
Basic	27	0.20	(0.74)	(0.55)
Diluted	27	0.19	(0.74)	(0.55)

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to Equity Holders of the Company
	Share Capital	Share Premium	Fair Value Reserves	Accumulated Deficit	Share Based Payment Reserve	Foreign Currency Translation Reserve	Total	Non- Controlling Interest	Total Equity
	(In USD)
Balance as at April 1, 2011	17,546	111,541,661	—	(38,024,060)	3,914,844	(1,174,111)	76,275,880	—	76,275,880
Total comprehensive income (loss) for the year
Profit (loss) for the year	—	—	—	7,183,935	—	—	7,183,935	(135,579)	7,048,356

Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	(7,404,331)	(7,404,331)	(16,713)	(7,421,044)
Net change in fair value of available-for-sale financial assets	—	—	(428,937)	—	—	—	(428,937)	—	(428,937)
Remeasurement of defined benefit (asset) liability	—	—	—	15,688	—	—	15,688	—	15,688

Total other comprehensive income (loss)	—	—	(428,937)	15,688	—	(7,404,331)	(7,817,580)	(16,713)	(7,834,293)

Total comprehensive income (loss) for the year	—	—	(428,937)	7,199,623	—	(7,404,331)	(633,645)	(152,292)	(785,937)

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	6,951,549	—	6,951,549	—	6,951,549
Issue of ordinary shares on exercise of share based awards	257	2,326,010	—	—	(1,461,737)	—	864,530	—	864,530
Transfer to accumulated deficit on expiry of share awards	—	—	—	16,417	(16,417)	—	—	—	—
Issue of ordinary shares through follow-on public offering, net of issuance costs	773	36,276,441	—	—	—	—	36,277,214	—	36,277,214

Total contributions by owners	1,030	38,602,451	—	16,417	5,473,395	—	44,093,293	—	44,093,293

Changes in ownership interests in subsidiaries
Financial liability for acquisition of non-controlling interest	—	—	—	(870,934)	—	—	(870,934)	—	(870,934)
Acquisition of subsidiary with non-controlling interests	—	—	—	—	—	—	—	79,487	79,487
Subscription of new shares of subsidiary	—	—	—	(148,425)	—	—	(148,425)	148,425	—

Total changes in ownership interest in subsidiaries	—	—	—	(1,019,359)	—	—	(1,019,359)	227,912	(791,447)

Total transactions with owners	1,030	38,602,451	—	(1,002,942)	5,473,395	—	43,073,934	227,912	43,301,846

Balance as at March 31, 2012	18,576	150,144,112	(428,937)	(31,827,379)	9,388,239	(8,578,442)	118,716,169	75,620	118,791,789

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY — (Continued)

	Attributable to Equity Holders of the Company
	Share Capital	Share Premium	Reserve for Own Shares	Fair Value Reserves	Accumulated Deficit	Share Based Payment Reserve	Foreign Currency Translation Reserve	Total	Non- Controlling Interest	Total Equity
	(In USD)
Balance as at April 1, 2012	18,576	150,144,112	—	(428,937)	(31,827,379)	9,388,239	(8,578,442)	118,716,169	75,620	118,791,789
Total comprehensive income (loss) for the year
Profit (loss) for the year	—	—	—	—	(27,592,521)	—	—	(27,592,521)	3,441	(27,589,080)

Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	—	(2,310,111)	(2,310,111)	205	(2,309,906)
Net change in fair value of available-for-sale financial assets	—	—	—	459,047	—	—	—	459,047	—	459,047
Remeasurement of defined benefit (asset) liability	—	—	—	—	(139,548)	—	—	(139,548)	—	(139,548)

Total other comprehensive income (loss)	—	—	—	459,047	(139,548)	—	(2,310,111)	(1,990,612)	205	(1,990,407)

Total comprehensive income (loss) for the year	—	—	—	459,047	(27,732,069)	—	(2,310,111)	(29,583,133)	3,646	(29,579,487)

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	—	11,722,188	—	11,722,188	—	11,722,188
Issue of ordinary shares on exercise of share based awards	116	1,250,609	—	—	—	(832,779)	—	417,946	—	417,946
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	375,845	(375,845)	—	—	—	—
Own shares acquired	—	—	(525,098)	—	—	—	—	(525,098)	—	(525,098)
Issue of ordinary shares related to business combination	105	2,347,842	—	—	—	—	—	2,347,947	—	2,347,947

Total contributions by owners	221	3,598,451	(525,098)	—	375,845	10,513,564	—	13,962,983	—	13,962,983

Changes in ownership interests in subsidiaries
Financial liability for acquisition of non-controlling interest	—	—	—	—	(1,801,496)	—	—	(1,801,496)	—	(1,801,496)
Acquisition of subsidiary with non-controlling interests	—	—	—	—	—	—	—	—	620,162	620,162
Acquisition of non-controlling interests	—	—	—	—	20,871	—	(15,493)	5,378	(5,378)	—

Total changes in ownership interest in subsidiaries	—	—	—	—	(1,780,625)	—	(15,493)	(1,796,118)	614,784	(1,181,334)

Total transactions with owners	221	3,598,451	(525,098)	—	(1,404,780)	10,513,564	(15,493)	12,166,865	614,784	12,781,649

Balance as at March 31, 2013	18,797	153,742,563	(525,098)	30,110	(60,964,228)	19,901,803	(10,904,046)	101,299,901	694,050	101,993,951

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY — (Continued)

	Attributable to equity holders of the Company
	Share Capital	Share Premium	Reserve for Own Shares	Fair Value Reserves	Accumulated Deficit	Share Based Payment Reserve	Foreign Currency Translation Reserve	Total	Non- Controlling Interest	Total Equity
	(In USD)
Balance as at April 1, 2013	18,797	153,742,563	(525,098)	30,110	(60,964,228)	19,901,803	(10,904,046)	101,299,901	694,050	101,993,951
Total comprehensive income (loss) for the year
Profit (Loss) for the year	—	—	—	—	(20,934,330)	—	—	(20,934,330)	28,766	(20,905,564)

Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	—	(2,759,509)	(2,759,509)	(8,311)	(2,767,820)
Net change in fair value of available-for-sale financial assets	—	—	—	(985,631)	—	—	—	(985,631)	—	(985,631)
Remeasurement of defined benefit (asset) liability	—	—	—	—	63,999	—	—	63,999	—	63,999

Total other comprehensive income (loss)	—	—	—	(985,631)	63,999	—	(2,759,509)	(3,681,141)	(8,311)	(3,689,452)

Total comprehensive income (loss) for the year	—	—	—	(985,631)	(20,870,331)	—	(2,759,509)	(24,615,471)	20,455	(24,595,016)

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	—	11,151,803	—	11,151,803	—	11,151,803
Issue of ordinary shares on exercise of share based awards	376	11,249,546	—	—	—	(10,932,936)	—	316,986	—	316,986
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	28,491	(28,491)	—	—	—	—
Own shares acquired	—	—	(1,252)	—	—	—	—	(1,252)	—	(1,252)
Issue of ordinary shares through follow-on public offering, net of issuance costs	1,663	73,431,390	—	—	—	—	—	73,433,053	—	73,433,053

Total transactions with owners	2,039	84,680,936	(1,252)	—	28,491	190,376	—	84,900,590	—	84,900,590

Balance as at March 31, 2014	20,836	238,423,499	(526,350)	(955,521)	(81,806,068)	20,092,179	(13,663,555)	161,585,020	714,505	162,299,525

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

	For the year ended March 31,
	2012	2013	2014
	(in USD)
Cash flows from operating activities
Profit (Loss) for the year	7,048,356	(27,589,080)	(20,905,564)
Adjustments for:
Depreciation	1,651,252	1,748,153	1,835,647
Amortisation of intangible assets	1,138,902	2,004,590	3,856,498
Loss on disposal of assets held for sale	—	44,766	—
Loss (gain) on disposal of property, plant and equipment	71,446	25,560	(80,520)
Gain on license of software	—	(83,404)	—
Gain on bargain purchase	—	—	(1,168,495)
Net finance costs	2,969,193	741,923	5,333,967
Share of loss of equity-accounted investee	65,957	186,130	171,487
Share based payment	6,894,450	11,667,188	11,096,803
Income tax (benefit) expense	(6,078,146)	8,599,023	78,520
Change in inventories	(2,551,027)	736,545	881,458
Change in trade and other receivables	(8,795,720)	(2,089,017)	(6,414,239)
Change in other current assets	(6,346,230)	(998,922)	(12,830,884)
Change in trade and other payables	18,300,016	20,521,878	7,571,751
Change in employee benefits	123,267	221,858	106,113
Change in deferred revenue	—	(1,886)	3,621,539
Change in other non-current assets	(278,743)	(98,915)	4,475
Change in other liabilities	263,415	(71,011)	4,887,028
Income tax paid	(3,597,454)	(1,969,482)	(2,003,180)

Net cash from (used in) operating activities	10,878,934	13,595,897	(3,957,596)

Cash flows from investing activities
Interest received	928,687	3,431,647	2,539,783
Proceeds from sale of property, plant and equipment	21,265	164,839	170,259
Investment in term deposits (net)	(29,852,568)	(4,274,880)	(59,372,562)
Acquisition of property, plant and equipment	(5,538,589)	(2,890,055)	(2,088,176)
Payment for business acquisition, net of cash acquired	(2,446,455)	(9,643,148)	(2,220,671)
Acquisition of equity-accounted investee	(1,022,913)	(642,000)	—
Acquisition of other investment	(4,845,480)	—	—
Acquisition of intangible assets	(3,468,503)	(4,094,471)	(3,480,558)

Net cash used in investing activities	(46,224,556)	(17,948,068)	(64,451,925)

Cash flows from financing activities
Repurchase of own shares	—	(525,098)	(1,252)
Proceeds from issuance of shares on exercise of share based awards	864,530	417,946	316,986
Direct cost incurred in relation to public offerings	(1,725,428)	—	(2,819,456)
Proceeds from issuance of ordinary shares through public offerings	37,122,648	—	76,475,000
Acquisition of non-controlling interests	—	(792,982)	—
Proceeds from (repayment of) bank loans	(158,486)	109,175	(32,001)
Payment of finance lease liabilities	(63,657)	(120,633)	(33,661)
Interest paid	(806,790)	(482,389)	(1,446,621)

Net cash from (used in) financing activities	35,232,817	(1,393,981)	72,458,995

Increase (decrease) in cash and cash equivalents	(112,805)	(5,746,152)	4,049,474
Cash and cash equivalents at beginning of the year	47,874,344	43,798,230	35,634,957
Effect of exchange rate fluctuations on cash held	(3,963,309)	(2,417,121)	(1,672,656)

Cash and cash equivalents at end of the year	43,798,230	35,634,957	38,011,775

Supplementary information
Additions to property, plant and equipment represented by finance lease obligations	31,884	—	—

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1)	REPORTING ENTITY

MakeMyTrip Limited (the “Parent Company”) together with its subsidiaries and equity accounted investees (collectively, “the Company” or the “Group”) is primarily engaged in the business of selling travel products and solutions in India, the U.S., the Netherlands, Singapore, Malaysia, Thailand, U.A.E and Canada. The Group offers its customers the entire range of travel services including ticketing, tours and packages and hotels. The Company is domiciled in Mauritius. The address of the Company’s registered office is Multiconsult Limited, Les Cascades Building, Edith Cavell Street, Port Louis, Mauritius.

On August 17, 2010, the Company completed the initial public offering of its ordinary shares on National Association of Securities Dealers Automated Quotation System (NASDAQ), pursuant to which the Company issued and sold 3,846,154 ordinary shares and certain of its existing shareholders (referred to as the “Selling Shareholders”) sold 1,153,846 ordinary shares at a price of USD 14 per share. The underwriters exercised their option to purchase 307,692 additional ordinary shares from the Company and 442,308 additional ordinary shares from the Selling Shareholders at the initial offering price of USD 14 per share to cover over-allotments.

On June 2, 2011, the Company completed the follow-on public offering of its ordinary shares on NASDAQ, pursuant to which the Company issued and sold 1,450,000 ordinary shares and certain of its existing shareholders (referred to as the “Selling Shareholders”) sold 3,794,000 ordinary shares at a price of USD 24 per share. Further on June 29, 2011, the underwriters exercised their option to purchase 96,777 additional ordinary shares from the Company and 253,223 additional ordinary shares from the Selling Shareholders at the follow-on offering price of USD 24 per share to cover over-allotments.

In December 2012, the Company purchased 40,142 of its own shares from the open market at the prevailing market price at different dates for USD 525,098, including directly attributable costs. In May 2013, the Company purchased 100 of its own shares from the open market at the prevailing market price for USD 1,252, including directly attributable costs.

On March 19, 2014, the Company completed the follow-on public offering of its ordinary shares on NASDAQ, pursuant to which Company issued and sold 3,000,000 ordinary shares and certain of its existing shareholders (referred to as the “Selling Shareholders”) sold 2,500,000 ordinary shares at a price of USD 23 per share. The offering resulted in gross proceeds of USD 69,000,000 and net proceeds of USD 66,671,250 to the Company, and gross proceeds of USD 57,500,000 and net proceeds of USD 55,559,375 to the Selling Shareholders, after deducting underwriting commissions. Additionally, the Company incurred offering related expenses of approximately USD 851,607. Further, the underwriters exercised their option to purchase 325,000 additional ordinary shares from the Company and 500,000 additional ordinary shares from the Selling Shareholders at the follow-on offering price of USD 23 per share to cover over-allotments, resulting in additional gross proceeds of USD 7,475,000 and net proceeds of USD 7,222,719 to the Company, and additional gross proceeds of USD 11,500,000 and net proceeds of USD 11,111,875 to the Selling Shareholders, after deducting underwriting commissions.

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The consolidated financial statements were authorized for issue by the Group’s Board of Directors on June 6, 2014.

(b)	Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•	derivative financial instruments are measured at fair value;

•	share-based payments are valued using the Black Scholes valuation model at the date the awards are granted;

•	available-for-sale financial assets are measured at fair value; and

•	deferred consideration assumed in business combinations are measured at fair value.

(c)	Functional and Presentation Currency

These consolidated financial statements are presented in U.S. dollar (USD).

A Company’s functional currency is the currency of the primary economic environment in which an entity operates and is normally the currency in which the entity primarily generates and expends cash. The functional currency of the Parent Company and its subsidiaries, Hotel Travel Limited and Hotel Travel (HK) Limited is the U.S. dollar. The functional currency for subsidiaries organized in India, the U.S., Singapore, Malaysia, Thailand, British Isles, Cayman Islands, China, British Virgin Islands, United Arab Emirates, Canada, the Netherlands, Switzerland and Israel are their respective local currencies.

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

Information about significant areas of estimation/uncertainty in applying accounting policies that have the most significant effect on the amounts recognised in the consolidated financial statements are as follows:

•	Note 3(d) and 9	Available for sale financial assets

•	Note 3(e) and 17	Property, plant and equipment

•	Note 3(f) and 18	Useful life of intangible assets

•	Note 3(j) and 32	Employee benefit plans

•	Note 3(p), 16 and 19	Income taxes

•	Note 3(k)	Provisions and contingent liabilities

•	Note 3(d)	Valuation of derivatives

•	Note 3(j) and 33	Share based payment

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

•	Note 3(i) and 18	Key assumptions used in discounted cash flow projections

•	Note 3(j) and 32	Measurement of defined benefit obligations

3)	SIGNIFICANT ACCOUNTING POLICIES

Except as described below, the accounting policies have been applied consistently to all periods presented in these consolidated financial statements.

Changes in accounting policies

The Group has adopted the following new standards and amendments to standards, including any consequential amendments to other standards, with effect from April 1, 2013.

•	IFRS 10 Consolidated Financial Statements (2011) (Refer (a) below)

•	IFRS 12 Disclosure of Interests in Other Entities

The adoption of this standard does not have any impact on these consolidated financial statements of the Group.

•	IFRS 13 Fair Value Measurement

On April 1, 2013, the Group adopted IFRS 13, “Fair Value Measurement” which establishes a single source of guidance for fair value measurement under IFRS. IFRS 13 provides a revised definition of fair value and guidance on how it should be applied where its use is already required or permitted by other standards within IFRS and introduces more comprehensive disclosure requirements on fair value measurement. There was no significant impact on these consolidated financial statements from the adoption of the measurement requirements of IFRS 13. The Group has provided the disclosures as required by IFRS 13 in note 35 - “Financial Instruments” of these consolidated financial statements.

•	Presentation of Items of Other Comprehensive Income (Amendment to IAS 1)

As a result of the amendments to IAS 1, the Group has modified the presentation of items of other comprehensive income in its consolidated statement of other comprehensive income (loss), to present separately items that would be reclassified to profit or loss in the future from those that would never be. Comparative information has also been re-presented accordingly.

The adoption of the amendment to IAS 1 has no impact on the recognised assets, liabilities and comprehensive income of the Group.

•	IAS 19 Employee Benefits (2011)

The group has adopted Revised IAS 19 effective April 1, 2013. The amended standard requires immediate recognition of the gains and losses through re-measurement of the net defined benefit liability/ (asset) through other comprehensive income. Further, it also requires the interest expense (income) considered in the Profit and Loss to be restricted to the discount rate based on the Government securities yield. The actual return of the portfolio, in excess of such yields is recognised through other comprehensive income.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Revised IAS 19 also requires effect of any plan amendments to be recognised immediately through the net profit/loss, in the statement of comprehensive income.

Previously, the actuarial gains and losses were charged or credited to net profit/loss in the statement of profit or loss and other comprehensive income (loss) in the period in which they arose and the expected return on plan assets computed based on market expectations were considered as part of the net gratuity cost. The adoption of Revised IAS 19, Employee Benefits, does not have any material impact on these consolidated financial statements.

(a)	Basis of Consolidation

i)	Subsidiaries

The Group consolidates entities which it owns or controls. As a result of IFRS 10 (2011), the Group has changed its accounting policy with respect to the basis for determining control. Control exists when the parent has power over the entity, is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity’s returns. Entities are consolidated from the date control commences until the date control ceases.

Previously, control existed when the Group had the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that were currently exercisable were also taken into account. In accordance with the transitional provisions of IFRS 10 (2011), the Group reassessed the control conclusion at April 1, 2013 and has concluded that there is no change to the scope of the entities to be consolidated as a result of the adoption of IFRS 10.

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

iii)	Non-controlling Interests

Non-controlling interests are measured at their proportionate share of the acquiree’s identifiable net assets at the acquisition date. Change in the Group’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

iv)	Transactions Eliminated on Consolidation

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

The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. The cost of acquisition also includes the fair value of any contingent consideration and deferred consideration, if any. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at fair value at the date of acquisition. Transaction costs incurred in connection with a business combination are expensed as incurred.

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Financial assets and liabilities are offset and the net amount is presented in the consolidated statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Group has the following non-derivative financial assets which are classified into the following specified categories: ‘trade and other receivables’, ‘available for sale’ and ‘term deposits’. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Trade and other Receivables

Trade and other receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, trade and other receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Trade receivables are initially recognized at fair value which primarily represents original invoice amount less any impairment loss or an allowance for any uncollectible amounts. Provision is made when there is objective evidence that the Group may not be able to collect the trade receivable. Balances are written off when recoverability is assessed as being remote.

Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand and short-term deposits with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

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

Term deposits

Term deposits comprise deposits with banks, which have original maturities of more than three months. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, term deposits are measured at amortized cost using the effective interest method, less any impairment losses.

ii)	Non-Derivative Financial Liabilities

The Group recognizes financial liabilities initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument.

The Group derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Financial assets and liabilities are offset and the net amount is presented in the consolidated statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

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

iv)	Derivative financial instruments

The Group has an embedded derivative feature in its investment in equity-accounted investees. Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Fair value of the derivative is determined on the inception using an appropriate valuation method. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted in profit or loss.

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

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized net within “other income/other operating expenses” in the consolidated statement of profit or loss and other comprehensive income.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

The estimated useful lives for the current and comparative periods are as follows:

• Website development costs	3-5 years
• Software	5 years
• Customer – related intangible assets	8-10 years
• Contract – related intangible assets	5-6 years
• Marketing – related intangible assets	7-10 years

Amortization methods, useful lives and residual values are reviewed at each financial year-end and adjusted as appropriate.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(g)	Assets Held for Sale

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

Impairment losses on available-for-sale financial assets are recognized by reclassifying the losses accumulated in the fair value reserve in equity to profit or loss. The cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost, net of any principal repayment and amortization, and the current fair value, less any impairment loss recognized previously in profit or loss. Changes in cumulative impairment losses attributable to application of the effective interest method are reflected as a component of interest income. If, in a subsequent period, the fair value of an impaired available-for-sale debt security increases and the increase can be related objectively to an event occurring after the impairment loss was recognized, then the impairment loss is reversed, with the amount of the reversal recognized in profit or loss. However, any subsequent recovery in the fair value of an impaired available-for-sale equity security is recognized in other comprehensive income.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assumptions of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Subject to an operating segment ceiling test, CGUs to which goodwill has been allocated are aggregated to that level at which impairment testing is performed which reflects the lowest level at which goodwill is monitored for internal reporting purposes. Goodwill acquired in a business combination is allocated to the group of CGUs that are expected to benefit from the synergies of the combination.

Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (group of CGUs), and then to reduce the carrying amounts of the other assets in the CGU (group of CGUs) on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. For other asset, an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

The Group provides travel products and services to leisure and corporate travelers in India and abroad. The revenue from rendering these services is recognized in the income statement at the time when significant risk and rewards are transferred to the customer. This is generally the case: 1) on the date of departure for tours and packages, 2) date of check in for hotel booking business, and 3) on the issuance of the ticket in the case of sale of airline tickets.

Income from the sale of airline tickets is recognized as an agent on a net commission earned basis, as the Group does not assume any performance obligation post the confirmation of the issuance of an airline ticket to the customer. Similarly, any commission earned on hotel reservations booked is being recognized on a net basis as an agent on the date of check in.

In case where the Company purchases airline tickets and assumes inventory risk, income from the sale of such airline tickets is accounted on gross basis as the Group is determined to be the primary obligator in this arrangement.

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

Revenue is recognized net of cancellations, refunds, discounts and taxes. In the event of cancellation of airline tickets, revenue recognized in respect of commissions earned by the company on such tickets is reversed and is net off from the revenue earned during the fiscal period at the time the cancellation is made by the customers. In addition, a liability is recognized in respect of the refund due to the customers for the gross amount charged to such customers net of cancellation fees. The revenue from the sale of tours and packages and hotel reservations is recognized on the customer’s departure and check-in dates, respectively. Cancellations, if any, do not impact revenue recognition since revenue is recognized upon the availment of services by the customer.

Revenue is allocated between the loyalty programme and the other components of the sale. The amount allocated to the loyalty programme is deferred, and is recognized as revenue when the Group fulfills its obligations to supply the products/services under the terms of the programme or when it is no longer probable that the points under the programme will be redeemed.

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

The Group presents basic and diluted earnings (loss) per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all potential dilutive ordinary shares.

(r)	Operating Segment

In accordance with IFRS 8 – Operating Segment, the operating segments used to present segment information are identified on the basis of internal reports used by the Group’s management to allocate resources to the segments and assess their performance. An operating segment is a component of the Group that engages in business activities from which it earns revenues and incurs expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. Results of the operating segments are reviewed regularly by the leadership team, which has been identified as the chief operating decision maker (CODM), to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available.

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

(s)	New Accounting Standards and Interpretations Not Yet Adopted

IFRS 9 Financial Instruments: In November 2009, the International Accounting Standards Board issued IFRS 9, Financial Instruments: Recognition and Measurement, to reduce the complexity of the current rules on financial instruments as mandated in IAS 39. IFRS 9 has fewer classification and measurement categories as compared to IAS 39 and has eliminated the categories of held to maturity, available for sale and loans and receivables. Further it eliminates the rule-based requirement of segregating embedded derivatives and tainting rules pertaining to held to maturity investments. For an investment in an equity instrument which is not held for trading, IFRS 9 permits an irrevocable election, on initial recognition, on an individual share-by-share basis, to present all fair value changes from the investment in other comprehensive income. No amount recognized in other comprehensive income would ever be reclassified to profit or loss. IFRS, 9 was further amended in October 2010, and such amendment introduced requirements on accounting for financial liabilities. This amendment addresses the issue of volatility in the profit or loss due to changes in the fair value of an entity’s own debt. It requires the entity, which chooses to measure a liability at fair value, to present the portion of the fair value change attributable to the entity’s own credit risk in the other comprehensive income. The effective date for companies to adopt IFRS 9 has not yet been determined. The group is currently evaluating the requirements of IFRS 9, and has not yet determined the impact on the consolidated financial statements.

Amendments to IAS 32 Offsetting Financial Assets and Financial Liabilities: In December 2011, the International Accounting Standards Board issued amendments to IAS 32, Offsetting Financial Assets and Financial Liabilities. The amendments clarify that:

•	an entity currently has a legally enforceable right to set-off if that right is

•	not contingent on a future event; and

•	enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties;

•	gross settlement is equivalent to net settlement if and only if the gross settlement mechanism has features that:

•	eliminate or result in insignificant credit and liquidity risk; and

•	process receivables and payables in a single settlement process or cycle.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The group is required to adopt amendments to IAS 32 by accounting year commencing April 1, 2014. The group has evaluated the requirements of amendments to IAS 32 and these are not expected to have a material impact on the consolidated financial statements.

4)	DETERMINATION OF FAIR VALUES

A number of the group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

The group has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including level 3 fair values, and reports directly to the Group Chief Financial Officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments.

Significant valuation issues are reported to the group Audit committee.

When measuring the fair value of an asset or a liability, the group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (Unadjusted) in active markets for identical assets or liabilities.

•	Level 2: Inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

•	Level 3: Inputs for the assets or liability that are not based on observable market data. (Unobservable Inputs)

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire management.

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

The fair value of trademark and brand name acquired in a business combination is based on the discounted estimated royalty payments that have been avoided as a result of the trademark / brand name being owned. The fair value of customer relationships acquired in a business combination is determined using the multi-period excess earnings method, whereby the subject asset is valued after deducting a fair return on all other assets that are part of creating the related cash flows. The fair value of non-compete agreements acquired in a business combination is determined using the comparative income differential method. The fair value of website acquired in a business combination is determined using the replacement cost method.

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

The fair value of the employee share awards is measured using the Black-Scholes formula. Measurement inputs include share price on grant date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general behavior of the option holder), expected dividends and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

Foreign Currency Risk

The Group incurs foreign currency risk primarily in respect of revenue denominated in a currency other than the functional currency of MakeMyTrip (India) Private Limited (MMT India) and Hotel Travel Group (HT Group), in which the transaction takes place. On a consolidated basis, the Group is primarily exposed to foreign currency fluctuations between the USD and INR, being the functional currency of MMT India and between the EUR and USD, being the functional currency of HT Group. The Group’s exposure to foreign currency risk was based on the following amounts as at the reporting dates (in equivalent USD).

Approximately 2.85% of the Group’s revenues generated by its Indian subsidiary for the fiscal year ended March 31, 2014 (March 31, 2013: 3.82% and March 31, 2012: 4.42%) were generated outside India and were received in USD.

The Group currently does not have hedging or similar arrangements with any counter-party to cover its foreign currency exposure fluctuations in foreign exchange rates.

Interest Rate Risk

A majority of the financing of the Group has come from a mix of ordinary or convertible and redeemable preference shares with nominal dividends, proceeds from public offerings and an overdraft facility with banks. The interest rates on the overdraft facility availed by the Group are marginally higher than the interest rates on term deposits with the banks. Accordingly, there is limited interest rate risk. The Group’s investments in term deposits with bank are for short duration, and therefore do not expose the Company to significant interest rate risk.

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

The Group has two reportable segments, as described below, which are the Group’s Lines of Business (LoBs). The LoBs offer different products and services, and are managed separately because the nature of products and method used to distribute the services are different. For each of these LoBs, the Group’s Leadership team comprising of Group Chief Executive Officer, Chief Executive Officer- India, Group Chief Commercial Officer, Group Chief Products Officer, Group Chief Technology Officer, Group Chief Business Officer – Holidays, and Group Chief Financial Officer, reviews internal management reports. Accordingly, the Leadership team is construed to be the Chief Operating Decision Maker (CODM). LoBs assets, liabilities and expenses (other than service cost) are reviewed on an entity-wide basis by the CODM, and hence are not allocated to these LoBs. Segment revenue less service cost from each LoB are reported and reviewed by the CODM on a monthly basis.

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Information About Reportable Segments:

	For the Year Ended March 31
	Air ticketing			Hotels and packages			Others			Total
Particulars	2012	2013	2014	2012	2013	2014	2012	2013	2014	2012	2013	2014
	(in USD)
Revenues	76,190,303	60,888,851	66,523,174	116,701,137	164,129,318	184,500,736	3,707,818	3,803,776	4,350,701	196,599,258	228,821,945	255,374,611

Total segment revenue	76,190,303	60,888,851	66,523,174	116,701,137	164,129,318	184,500,736	3,707,818	3,803,776	4,350,701	196,599,258	228,821,945	255,374,611
Service cost	9,939,556	4,119,631	4,471,703	98,474,788	136,537,143	144,507,848	—	—	—	108,414,344	140,656,774	148,979,551

Segment revenue less service cost	66,250,747	56,769,220	62,051,471	18,226,349	27,592,175	39,992,888	3,707,818	3,803,776	4,350,701	88,184,914	88,165,171	106,395,060

Other income										—	—	1,312,299
Personnel expenses										(26,520,745)	(34,520,455)	(37,220,798)
Other operating expenses										(54,868,655)	(67,953,977)	(80,116,006)
Depreciation and amortisation										(2,790,154)	(3,752,743)	(5,692,145)
Finance income										1,987,904	4,197,603	2,441,764
Finance cost										(4,957,097)	(4,939,526)	(7,775,731)
Share of loss of equity-accounted investee										(65,957)	(186,130)	(171,487)

Profit (Loss) before tax										970,210	(18,990,057)	(20,827,044)

Assets and liabilities are used interchangeably between segments and these have not been allocated to the reportable segments.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Geographical Information:

The air ticketing and hotel and packages segments are managed on a worldwide basis from India, the U.S., the Netherlands, Singapore, Malaysia and Thailand. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

	Revenue			Non-Current Assets*
	For the Year Ended March 31			As at March 31
	2012	2013	2014	2013	2014
Particulars	(in USD)
India	175,791,993	195,998,581	212,577,192	16,657,561	22,563,959
United States	8,687,610	8,740,772	7,287,044	816,568	645,850
Singapore	12,093,348	17,282,977	11,997,442	3,406,498	3,316,668
Thailand	—	4,023,799	11,150,155	4,749,821	2,889,032
Malaysia	26,307	2,529,756	9,801,865	20,732,980	20,844,562
Netherlands	—	—	1,461,230	—	6,056,174
Mauritius	—	83,404	—	83,404	75,083,404
Others	—	162,656	1,099,683	3,598	3,942

Total	196,599,258	228,821,945	255,374,611	46,450,430	131,403,591

*	Non-current assets presented above do not include investment in equity-accounted investee, other investments and derivatives instruments.

Major Customers:

Considering the nature of business, customers normally include individuals. Further, none of the corporate and other customers account for more than 10% or more of the Group’s revenues.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7)	BUSINESS COMBINATIONS

a)	Acquisition of Luxury Tours & Travel Pte Ltd.

On May 9, 2011, MakeMyTrip Limited (MMYT) acquired approximately 79% equity interest in Luxury Tours & Travel Pte Limited (LTT), a Singapore registered and licensed travel agency, engaged in the business of providing hotel reservations, excursion tours and other related services to inbound and outbound travelers in Singapore and the region. As per the terms of the acquisition with sellers, the purchase consideration is comprised of :

(in USD)
Cash consideration	3,228,670
Net working capital adjustment	(302,278)

Total purchase price	2,926,392

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

The acquisition was accounted for under the acquisition method of accounting in accordance with IFRS 3 “Business Combinations”. The assets and liabilities of LTT were recorded at fair value at the date of acquisition. The Company completed its evaluation of certain assets and liabilities during the quarter ended March 31, 2012, as new information was obtained about facts and circumstances that existed as of the acquisition date, resulting in an adjustment of USD 5,039 to goodwill.

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

The fair value of the current assets acquired included trade receivable with a fair value of USD 1,129,126.

MMYT further invested USD 812,062 during the fiscal year ended March 31, 2012 for the subscription of 49,603 new equity shares issued by LTT increasing its ownership from 79.36% to 82.78%. Further, in August 2012, MMYT acquired the remaining shares held by a shareholder of LTT for USD 792,982 in cash, increasing its ownership to 100%. (Also refer Note 26).

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

b)	Acquisition of Hotel Travel Group

On November 6, 2012, MMYT acquired 100% stake in the companies in the ‘Hotel Travel Group’ (HT Group). HT Group, with the brand ‘Hotel Travel’ and the website www.hoteltravel.com, is a well-established travel company in South East Asia and has its presence in Thailand, Singapore and Malaysia, where it has operating history of over a decade. The business acquisition was conducted by entering into a Share Purchase Agreement (SPA) for a total initial consideration payable to the Promoters of the HT Group of USD 25 million, subject to a balance sheet adjustment.

As per the terms of acquisition with sellers, the purchase consideration comprises of the following:

(in USD)
Consideration transferred
Cash	10,000,000
Equity instruments (209,050 ordinary shares)	2,347,947
Deferred consideration	4,418,248

16,766,195

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

Deferred consideration

MMYT also agreed to pay the selling shareholders over a three years period ending December 2015, additional consideration of USD 10 million in the form of variable number of equity shares of MMYT subject to final balance sheet adjustment. MMYT included USD 4,418,248 as deferred consideration related to the additional consideration, which represents its fair value at the acquisition date, using a discount rate of 13 percent. At March 31, 2014, the deferred consideration has increased to USD 5,314,042.

Earn-out consideration

Further, two of the selling shareholders of the HT Group continued in employment with the HT Group in key capacities, and were eligible for additional earn outs and incentives over a three-four years period ending December 2015/December 2016 based on HT Group meeting certain revenue and EBIDTA targets. The additional earn out payment may range from NIL to USD 35 million and are payable partly in cash and partly in the form of equity shares of MMYT. These amounts will be recorded as compensation cost over the earn-out period.

During the quarter ended December 31, 2013, due to a change in the probability of achievement of the earn-out targets, the compensation cost of USD 660,383 recorded till September 30, 2013 was reversed. Also, subsequently in January 2014, the services of the two selling shareholders were terminated in accordance with the non-performance clause as per the share purchase agreement.

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

The acquisition has been accounted for under the acquisition method of accounting in accordance with IFRS 3 “Business Combinations”. The assets and liabilities of HT Group were recorded at fair value at the date of acquisition. The Company has completed its evaluation of certain assets and liabilities during the quarter ended December 31, 2013, as new information was obtained about facts and circumstances that existed as of the acquisition date, resulting in an adjustment of USD 78,755 to goodwill.

The purchase price has been allocated based on management’s estimates and an independent appraisal of fair values as follows:

(in USD)
Property, plant and equipment	1,597,710
Intangible assets	11,892,182
Current assets and liabilities, net	(6,301,390)
Loans and borrowings	(47,328)

Total identifiable net assets assumed	7,141,174
Goodwill	9,625,021

Total purchase price	16,766,195

None of the Goodwill recognised is expected to be deductible for income tax purposes.

The fair value of the current assets acquired includes trade receivable with a fair value of USD 533,227.

c)	Acquisition of majority interest in ITC Group

On November 26, 2012, MMYT acquired majority equity stake in a group of companies known as the “ITC Group”. The ITC Group comprises of International Tour Center Co., Ltd., ITC Bangkok Co., Ltd. and ITC South Co., Ltd. ITC Group is a well-established hotel aggregator and tour operator for Thailand. The ITC Group has relationships with a number of hotels and other local vendors in Thailand to provide hotel reservations, excursion tours and other travel related services for inbound and outbound travelers in Thailand and the South East Asia region. The business acquisition was conducted by entering into the Share Purchase Agreement (SPA) for a cash consideration of USD 2.2 million to the existing shareholders for the sale of their shares in the ITC Group and for USD 1 million for the subscription of new shares in the ITC Group.

As per the terms of acquisition with sellers, the purchase consideration is comprised of:

(in USD)
Cash consideration	3,200,000
Net working capital adjustment	(1,249,502)

Total purchase price	1,950,498

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

The acquisition has been accounted for under the acquisition method of accounting in accordance with IFRS 3 “Business Combinations”. The assets and liabilities of ITC Group were recorded at fair value at the date of acquisition. The Company has completed its evaluation of certain assets and liabilities during the quarter ended December 31, 2013, as new information was obtained about facts and circumstances that existed as of the acquisition date, resulting in no adjustment to goodwill.

The purchase price has been allocated based on management’s estimates and an independent appraisal of fair values as follows:

(in USD)
Property, plant and equipment	83,185
Intangible assets	1,760,000
Current assets and liabilities, net	(59,253)
Loans and borrowings	(113,495)
Deferred tax liabilities	(404,800)

Total identifiable net assets assumed	1,265,637
Non-controlling interest	(620,162)
Goodwill	1,305,023

Total purchase price	1,950,498

None of the Goodwill recognised is expected to be deductible for income tax purposes.

The fair value of the current assets acquired includes trade receivable with a fair value of USD 3,560,916.

MMYT will also acquire the remaining shares of ITC Group from the existing shareholder (promoter) in cash four equal tranches, over a four year earn-out period ending December 2016. The earn-out will be based on valuation linked to future profitability of ITC Group and employment of promoter. The financial liability in respect of acquisition of these shares has been recognised by debiting equity and disclosed under “Other non-current liabilities” as per present access method of USD 1,801,496, which represents its fair value as at the acquisition date.

Further, an additional payment may be required for acquiring the remaining shares that can be forfeited due to termination of employment of the promoter. This potential additional liability, which is linked to the future profitability of ITC Group, will be recorded as compensation cost under IAS 19 for future services till December 2016 and does not form part of additional consideration for acquiring the remaining shares. Based on the estimated projection, the company has not recorded any compensation cost associated with this liability during the year ended March 31, 2013 and 2014.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

d)	Acquisition of Easytobook (ETB) Group

On February 06, 2014, MMYT acquired 100% equity stake in Easytobook Holding B.V. and its subsidiaries (“ETB Group”). ETB Group primarily operates through the website www.easytobook.com and offers its customers online hotel reservations in Europe, North America and other key global travel destinations. The ETB Group has unique front-end web design capabilities and has developed proprietary technologies for powering affiliate travel websites as well as dynamic shopping of various travel products. The ETB Group is headquartered in Amsterdam, Netherlands with a technology development team based in Herzliya, Israel.

The business acquisition was conducted by entering into the Share Purchase Agreement (SPA) for purchase consideration of USD 4,411,275. The total purchase price of the acquisition, net of USD 1,032,237 of cash acquired is USD 3,379,038.

As per the terms of acquisition with sellers, the purchase consideration comprises of the following:

(in USD)
Consideration transferred
Cash	3,252,908
Deferred consideration	1,158,367

4,411,275

Deferred consideration

MMYT has also agreed to pay additional consideration in three tranches over a three year period ending January 2017. MMYT has included USD 1,158,367 as deferred consideration related to the additional consideration, which represents its fair value at the acquisition date, using a discount rate of 13 percent. At March 31, 2014, the deferred consideration has increased to USD 1,202,418.

The acquisition of ETB Group is expected to further strengthen the existing travel technology stack of the Group and to enhance the international hotel room offerings for customers travelling overseas, particularly to Europe which is a key tourist destination for Indians, and vice versa. The excess of the fair value of assets acquired over the purchase consideration has been accounted for as bargain purchase gain in the consolidated statement of profit or loss and other comprehensive income (loss) for the year ended March 31, 2014 (refer note 11).

The operations of ETB Group have been consolidated in the financial statements of the Group from February 06, 2014. In the year ended March 31, 2014, ETB Group contributed revenue of USD 1,461,230 and loss of USD 889,872 to the Group’s result.

If the acquisition had occurred on April 1, 2013, management estimates that consolidated revenue would have been USD 267,862,006 and consolidated loss for the year ended March 31, 2014 would have been USD 24,800,321. This unaudited pro-forma information is not necessarily indicative of the results of operations that would have occurred had the acquisition been made at the beginning of the period.

The acquisition has been accounted for under the acquisition method of accounting in accordance with IFRS 3 “Business Combinations”. The assets and liabilities of ETB Group were recorded at fair value at the date of acquisition.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The purchase price has been allocated based on management’s estimates and an independent appraisal of fair values as follows:

(in USD)
Property, plant and equipment	141,430
Intangible assets	5,730,271
Current assets and liabilities, net	(291,931)

Total identifiable net assets assumed	5,579,770
Gain on bargain purchase	(1,168,495)

Total purchase price	4,411,275

The fair value of the current assets acquired includes trade receivable with a fair value of USD 1,596,293.

The Group incurred acquisition related costs of USD 134,416 relating to external legal fees and due diligence cost. These amounts have been included in other operating expenses in the consolidated statement of profit or loss and other comprehensive income (loss) for the year ended March 31, 2014.

8)	INVESTMENT IN EQUITY-ACCOUNTED INVESTEE

In November 2011, the Company acquired 28.57% equity interest in My Guest House Accommodations Private Limited (MGH), which is engaged in the business of aggregation, sales and distribution of hotel room inventory with a special focus on budget lodging accommodations and serviced apartments. The Company paid cash consideration of USD 963,125 for the purchase of equity shares. Additionally, acquisition related expenses incurred by the Company amounted to USD 59,788.

In January 2013, the Company acquired additional shares in MGH, increasing its stake to 38.34% through equity infusion of USD 642,000, paid in cash.

Summary financial information for equity accounted investee is as follows:

As at March 31				For the period November 27, 2011 to	For the Year Ended March 31
2013		2014		March 31, 2012	2013	2014
Total assets	Total liabilities	Total assets	Total liabilities	Loss
(in USD)				(in USD)
813,929	264,901	486,435	439,810	230,861	593,183	447,323

9)	OTHER INVESTMENTS

In August 2011, the Company acquired 19.98% equity interest in Le Travenues Technology Private Limited, which owns and operates www.ixigo.com, an online travel meta search engine. The Company paid cash consideration of USD 4,825,325 for the purchase of new shares as well as existing shares. Additionally, acquisition related expenses incurred by the Company amounted to USD 20,155.

This investment has been classified as “Available-for-sale Financial Assets” as per IAS 39 “Financial Instruments: Recognition and measurement”.

The Group’s exposure to risks and fair value measurement is disclosed in note 5 and 35.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10)	OTHER REVENUE

	For the Year Ended March 31
Particulars	2012	2013	2014
		(in USD)
Advertising revenue	909,851	1,190,225	878,830
Facilitation fee	666,756	775,542	1,907,786
Commission on rail and bus reservation	1,530,762	1,230,689	1,090,210
Miscellaneous	600,449	607,320	473,875

Total	3,707,818	3,803,776	4,350,701

11)	OTHER INCOME

	For the Year Ended March 31
Particulars	2012	2013	2014
		(in USD)
Gain on bargain purchase (refer note 7(d))	—	—	1,168,495
Gain on disposal of property, plant and equipment	—	—	143,804

Total	—	—	1,312,299

12)	PERSONNEL EXPENSES

	For the Year Ended March 31
Particulars	2012	2013	2014
		(in USD)
Wages, salaries and other short term employees benefits	16,902,901	19,362,165	22,973,472
Contributions to defined contribution plans	955,497	1,181,632	1,192,884
Expenses related to defined benefit plans	147,156	161,370	201,258
Equity settled share based payments	6,894,450	11,667,188	11,096,803
Employee welfare expenses	1,620,741	2,148,100	1,756,381

Total	26,520,745	34,520,455	37,220,798

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13)	OTHER OPERATING EXPENSES

	For the Year Ended March 31
Particulars	2012	2013	2014
		(in USD)
Traveling and conveyance	2,912,341	3,349,350	2,417,115
Advertising and business promotion	16,984,856	19,690,015	27,884,856
Communication	2,507,847	2,744,018	2,888,732
Repairs and maintenance	1,293,159	1,667,478	1,770,035
Rent	2,079,183	2,624,313	2,857,370
Legal and professional	1,943,940	3,116,076	2,889,022
Payment gateway and other charges	13,002,068	15,204,413	17,766,147
Website hosting charges	470,267	1,281,188	1,174,782
Net loss on disposal of property, plant and equipment	71,446	25,560	63,284
Loss on disposal of assets held for sale	—	44,766	—
Outsourcing fees	9,529,507	13,587,174	13,178,402
Miscellaneous expenses	4,074,041	4,619,626	7,226,261

Total	54,868,655	67,953,977	80,116,006

14)	DEPRECIATION AND AMORTIZATION

	For the Year Ended March 31
Particulars	2012	2013	2014
		(in USD)
Depreciation	1,651,252	1,748,153	1,835,647
Amortization	1,138,902	2,004,590	3,856,498

Total	2,790,154	3,752,743	5,692,145

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15)	FINANCE INCOME AND COSTS

	For the Year Ended March 31
Particulars	2012	2013	2014
		(in USD)
Recognized in profit or loss
Interest income on term deposits	1,776,938	3,696,874	1,874,681
Net foreign exchange gain	—	639	—
Change in fair value of financial liability	—	262,497	—
Other interest income	210,966	86,861	567,083
Net gain on change in fair value of derivative financial instrument	—	150,732	—

Finance income	1,987,904	4,197,603	2,441,764

Interest expense on financial liabilities measured at amortised cost	451,438	136,622	148,836
Change in fair value of financial liability	—	417,223	1,082,962
Cost related to public offerings	879,994	—	390,690
Net foreign exchange loss	2,257,833	1,943,401	2,695,922
Impairment loss on trade and other receivables	833,994	2,072,126	1,990,362
Net loss on change in fair value of derivative financial instrument	65,825	—	203,651
Finance and other charges	468,013	370,154	1,263,308

Finance costs	4,957,097	4,939,526	7,775,731

Net finance cost recognized in profit or loss	(2,969,193)	(741,923)	(5,333,967)

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16)	INCOME TAX BENEFIT (EXPENSE)

Income Tax Recognized in Profit or Loss

	For the Year Ended March 31
Particulars	2012	2013	2014
		(in USD)
Current tax expense
Current period	(859,053)	(143,319)	(184,868)

Current tax expense	(859,053)	(143,319)	(184,868)

Deferred tax benefit (expense)
Origination and reversal of temporary differences	(357,713)	3,975,042	1,159,279
Change in unrecognized deductible temporary differences	1,866,436	(8,928,668)	(1,104,266)
Utilization of previously unrecognised tax losses	3,183,905	45,240	51,335
Recognition of previously unrecognized tax losses	2,244,571	—	—
Reversal of previously recognized tax losses	—	(3,547,318)	—

Deferred tax benefit (expense)	6,937,199	(8,455,704)	106,348

Total income tax benefit (expense)	6,078,146	(8,599,023)	(78,520)

Income Tax Recognized in Other Comprehensive Income

	For the Year Ended March 31
	2012			2013			2014
Particulars	Before tax	Tax (expense) benefit	Net of tax	Before tax	Tax (expense) benefit	Net of tax	Before tax	Tax (expense) benefit	Net of tax
					(in USD)
Foreign currency translation differences on foreign operations	(7,421,044)	—	(7,421,044)	(2,309,906)	—	(2,309,906)	(2,767,820)	—	(2,767,820)
Net change in fair value of available-for-sale financial assets	(428,937)	—	(428,937)	459,047	—	459,047	(985,631)	—	(985,631)
Remeasurement of defined benefit (asset) liability	23,223	(7,535)	15,688	(125,748)	(13,800)	(139,548)	63,999	—	63,999

Total	(7,826,758)	(7,535)	(7,834,293)	(1,976,607)	(13,800)	(1,990,407)	(3,689,452)	—	(3,689,452)

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Reconciliation of Effective Tax Rate

	For the Year Ended March 31
Particulars	2012		2013		2014
	(in USD)
Profit (Loss) for the year		7,048,356		(27,589,080)		(20,905,564)
Income tax benefit (expense)		6,078,146		(8,599,023)		(78,520)

Profit (Loss) before tax		970,210		(18,990,057)		(20,827,044)

Income tax benefit (expense) using the Company’s domestic tax rate	15.00%	(145,532)	15.00%	2,848,509	15.00%	3,124,057
Effect of tax rates in foreign jurisdictions	70.26%	(681,685)	11.49%	2,181,437	5.53%	1,150,985
Non deductible expenses	37.08%	(359,763)	1.08%	(205,137)	1.27%	(263,870)
Tax exempt income	1.87%	18,182	0.62%	118,654	0.18%	36,661
Recognition of previously unrecognized tax losses	231.35%	2,244,571	0.00%	—	0.00%	—
Utilization of previously unrecognised tax losses	328.17%	3,183,905	0.24%	45,240	0.25%	51,335
Reversal of previously recognized tax losses	0.00%	—	18.68%	(3,547,318)	0.00%	—
Current year losses for which no deferred tax asset was recognized	8.32%	(80,714)	5.84%	(1,108,349)	14.74%	(3,069,282)
Change in unrecognised temporary differences	192.37%	1,866,436	47.02%	(8,928,668)	5.30%	(1,104,266)
Others	3.38%	32,746	0.02%	(3,391)	0.02%	(4,140)

		6,078,146		(8,599,023)		(78,520)

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

17)	PROPERTY, PLANT AND EQUIPMENT

Particulars	Land	Building	Computers	Furniture and Fixtures	Office Equipment	Motor Vehicles	Leasehold Improvements	Diesel Generator Sets	Capital Work in Progress	Total
	(In USD)
Cost
Balance as at April 1, 2012	—	—	4,942,889	492,889	1,045,774	518,307	3,650,210	11,164	—	10,661,233
Acquisitions through business combinations	906,406	522,411	43,654	—	98,857	89,890	19,677	—	—	1,680,895
Additions	—	—	1,831,770	5,969	68,760	213,069	453,891	3,032	—	2,576,491
Disposals	—	—	(19,944)	(69,351)	(85,322)	(204,526)	(46,816)	—	—	(425,959)
Effect of movements in foreign exchange rates	47,378	27,307	(225,095)	(22,187)	(39,132)	(10,174)	(168,845)	(524)	—	(391,272)

Balance as at March 31, 2013	953,784	549,718	6,573,274	407,320	1,088,937	606,566	3,908,117	13,672	—	14,101,388

Balance as at April 1, 2013	953,784	549,718	6,573,274	407,320	1,088,937	606,566	3,908,117	13,672	—	14,101,388
Acquisitions through business combinations	—	—	124,600	7,129	1,820	—	7,881	—	—	141,430
Additions	—	20,398	1,364,108	42,764	178,688	209,160	162,539	—	17,318	1,994,975
Disposals	—	—	(13,011)	(2,197)	(10,127)	(43,371)	(137,549)	(2,734)	—	(208,989)
Effect of movements in foreign exchange rates	(94,951)	(55,401)	(569,049)	(36,210)	(92,588)	(56,191)	(343,927)	(1,238)	—	(1,249,555)

Balance as at March 31, 2014	858,833	514,715	7,479,922	418,806	1,166,730	716,164	3,597,061	9,700	17,318	14,779,249

Depreciation and impairment loss
Balance as at April 1, 2012	—	—	2,111,595	368,141	559,150	172,296	383,083	2,595	—	3,596,860
Depreciation for the year	—	16,603	962,292	66,090	141,008	83,343	477,171	1,646	—	1,748,153
Disposals	—	—	(14,652)	(63,207)	(77,221)	(58,856)	(27,612)	—	—	(241,548)
Effect of movements in foreign exchange rates	—	508	(141,890)	(17,154)	(23,375)	(6,074)	(17,795)	(123)	—	(205,903)

Balance as at March 31, 2013	—	17,111	2,917,345	353,870	599,562	190,709	814,847	4,118	—	4,897,562

Balance as at April 1, 2013	—	17,111	2,917,345	353,870	599,562	190,709	814,847	4,118	—	4,897,562
Depreciation for the year	—	43,182	1,069,596	32,582	138,286	91,294	459,342	1,365	—	1,835,647
Disposals	—	—	(12,229)	(989)	(6,053)	(15,240)	(84,134)	(605)	—	(119,250)
Effect of movements in foreign exchange rates	—	(4,280)	(252,644)	(26,927)	(9,015)	(14,144)	(59,982)	(358)	—	(367,350)

Balance as at March 31, 2014	—	56,013	3,722,068	358,536	722,780	252,619	1,130,073	4,520	—	6,246,609

Carrying amounts
As at April 1, 2012	—	—	2,831,294	124,748	486,624	346,011	3,267,127	8,569	—	7,064,373

As at March 31, 2013	953,784	532,607	3,655,929	53,450	489,375	415,857	3,093,270	9,554	—	9,203,826

As at April 1, 2013	953,784	532,607	3,655,929	53,450	489,375	415,857	3,093,270	9,554	—	9,203,826

Balance as at March 31, 2014	858,833	458,702	3,757,854	60,270	443,950	463,545	2,466,988	5,180	17,318	8,532,640

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

18)	INTANGIBLE ASSETS

Particulars	Goodwill	Customer Relationship	Non-Compete	Brand / Trade Mark	Website Development Cost	Software	Capital work in progress	Total
	(in USD)
Cost
Balance as at April 1, 2012	2,582,517	143,175	167,038	238,625	3,436,072	3,057,859	2,078,914	11,704,200
Acquisitions through business combinations	10,851,289	1,200,000	310,000	8,300,000	3,830,000	12,182	—	24,503,471
Additions	—	—	—	—	2,110,967	783,759	1,508,509	4,403,235
Disposals	—	—	—	—	—	(156,174)	—	(156,174)
Effect of movements in foreign exchange rates	35,189	1,951	2,276	3,251	(163,095)	(121,390)	(99,009)	(340,827)

Balance as at March 31, 2013	13,468,995	1,345,126	479,314	8,541,876	9,213,944	3,576,236	3,488,414	40,113,905

Balance as at April 1, 2013	13,468,995	1,345,126	479,314	8,541,876	9,213,944	3,576,236	3,488,414	40,113,905
Acquisitions through business combinations	—	—	—	2,720,926	2,560,392	—	448,953	5,730,271
Additions/Adjustment	78,755	—	—	—	2,359,868	2,316,481	(1,695,568)	3,059,536
Effect of movements in foreign exchange rates	(38,061)	(2,110)	(2,462)	26,157	(428,975)	(259,920)	(323,283)	(1,028,654)

Balance as at March 31, 2014	13,509,689	1,343,016	476,852	11,288,959	13,705,229	5,632,797	1,918,516	47,875,058

Amortization
Balance as at April 1, 2012	—	12,817	29,907	21,362	2,146,328	1,144,383	—	3,354,797
Amortization for the year	—	87,335	33,793	450,388	859,965	573,109	—	2,004,590
Disposals	—	—	—	—	—	(83,521)	—	(83,521)
Effect of movements in foreign exchange rates	—	205	477	341	(100,771)	(49,230)	—	(148,978)

Balance as at March 31, 2013	—	100,357	64,177	472,091	2,905,522	1,584,741	—	5,126,888

Balance as at April 1, 2013	—	100,357	64,177	472,091	2,905,522	1,584,741	—	5,126,888
Amortization for the year	—	215,965	36,080	1,136,737	1,729,745	737,971	—	3,856,498
Effect of movements in foreign exchange rates	—	(396)	(925)	(661)	(222,813)	(124,075)	—	(348,870)

Balance as at March 31, 2014	—	315,926	99,332	1,608,167	4,412,454	2,198,637	—	8,634,516

Carrying amounts
As at April 1, 2012	2,582,517	130,358	137,131	217,263	1,289,744	1,913,476	2,078,914	8,349,403

As at March 31, 2013	13,468,995	1,244,769	415,137	8,069,785	6,308,422	1,991,495	3,488,414	34,987,017

As at April 1, 2013	13,468,995	1,244,769	415,137	8,069,785	6,308,422	1,991,495	3,488,414	34,987,017

Balance as at March 31, 2014	13,509,689	1,027,090	377,520	9,680,792	9,292,775	3,434,160	1,918,516	39,240,542

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the purpose of impairment testing, goodwill is allocated to a CGU representing the lowest level within the Group at which goodwill is monitored for internal management purposes, and which is not higher than the Group’s operating segment. Goodwill as at March 31, 2014 has been allocated to respective acquired subsidiaries level. The recoverable amount of the CGU was based on its value in use and was determined by discounting the future cash flows to be generated from the continuing use of the CGU. These calculations use cash flow projections over a period of five years, based on next year financial budgets approved by management, with extrapolation for the remaining period, and an average of the range of assumption as mentioned below. The key assumptions used for the calculations are as follows:

As at March 31,
	2013	2014

Discount rate	18-22%	19-22%

Terminal value growth rate	3.5-4%	3.5-4%

Average EBITDA margin	12-25%	14-36%

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of a comparable market participant, which is adjusted for specific risks. These estimates are likely to differ from future actual results of operations and cash flows.

Based on the above, no impairment was identified as of March 31, 2014 as the recoverable value of the CGUs exceeded the carrying value. An analysis of the calculation’s sensitivity to a change in the key parameters (Revenue growth, operating margin, discount rate and long-term growth rate) based on reasonably probable assumptions, did not identify any probable scenarios where the CGU’s recoverable amount would fall below its carrying amount.

19)	TAX ASSETS AND LIABILITIES

Unrecognized Deferred Tax Assets

Deferred tax assets have not been recognized in respect of the following items:

	As at March 31
	2013	2014
Particulars	(in USD)
Deductible temporary differences	7,775,513	8,362,827
Minimum alternate tax	820,045	820,045
Tax loss carry forwards	5,373,120	8,592,634

Total	13,968,678	17,775,506

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Deferred tax assets of USD 8,892,842 had been recognized in the previous years, relating to unutilized tax losses and other temporary differences in respect of its Indian subsidiary. The Indian subsidiary after two consecutive years of profits had incurred losses in the financial year ended March 31, 2013. Based on evaluation of convincing evidence required by IAS 12, the management had recorded impairment of deferred tax asset of USD 8,455,704 in the financial year ended March 31, 2013. The impairment had no impact on the Company’s ability to utilize carry forwards losses or tax assets in the future. During the year ended March 31, 2014, the Company did not recognize deferred tax asset on tax losses and other temporary differences because a trend of future profitability is not yet clearly discernible. The above tax losses expire at various dates ranging from 2015 to 2029.

Recognized Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities are attributable to the following:

	As at March 31
	Assets		Liabilities		Net
	2013	2014	2013	2014	2013	2014
Particulars	(in USD)
Property, plant and equipment	—	—	(372,822)	(386,977)	(372,822)	(386,977)
Intangible assets	—	—	(808,350)	(2,340,250)	(808,350)	(2,340,250)
Tax loss carry forwards	797,728	2,450,131	—	—	797,728	2,450,131

Deferred tax assets/(liabilities)	797,728	2,450,131	(1,181,172)	(2,727,227)	(383,444)	(277,096)
Set off	(797,728)	(2,450,131)	797,728	2,450,131	—	—

Net deferred tax assets/(liabilities)	—	—	(383,444)	(277,096)	(383,444)	(277,096)

Movement in Temporary Differences During the Year

Particulars	Balance as on April 1, 2012	Recognised in profit or loss	Recognised in other comprehensive income	Effects of movement in foreign exchange rates	Balance as on March 31, 2013	Recognised in profit or loss	Recognised in other comprehensive income	Effects of movement in foreign exchange rates	Balance as on March 31, 2014
	(in USD)
Property, plant and equipment	(125,942)	(253,111)	—	6,231	(372,822)	(46,796)	—	32,641	(386,977)
Intangible assets	(293,411)	(119,091)	—	(395,848)	(808,350)	(1,561,024)	—	29,124	(2,340,250)
Trade and other receivables	349,526	(333,726)	—	(15,800)	—	—	—	—	—
Other current assets	167,246	(159,686)	—	(7,560)	—	—	—	—	—
Employee benefits	221,215	(197,415)	(13,800)	(10,000)	—	—	—	—	—
Other non-current liabilities	89,136	(85,107)	—	(4,029)	—	—	—	—
Minimum alternate tax	930,428	(888,370)	—	(42,058)	—	—	—	—	—
Tax loss carry forwards	4,559,694	(3,559,628)	—	(202,338)	797,728	1,714,168	—	(61,765)	2,450,131
Share based payments	2,580,788	(2,464,129)	—	(116,659)	—	—	—	—	—
Others	414,162	(395,441)	—	(18,721)	—		—	—	—

Total	8,892,842	(8,455,704)	(13,800)	(806,782)	(383,444)	106,348	—	—	(277,096)

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

20)	TRADE AND OTHER RECEIVABLES

	As at March 31
Particulars	2013	2014
	(in USD)
Trade receivables, net	20,776,165	23,637,589
Due from employees	222,738	144,131
Security deposits	3,459,922	4,181,343
Interest accrued on term deposits	1,652,568	1,392,588

Total	26,111,393	29,355,651

Non-current	820,951	982,585
Current	25,290,442	28,373,066

Total	26,111,393	29,355,651

The trade receivables consist of airline, corporate and retail customers.

Security deposits include amounts paid in advance to suppliers of hotel and other services in order to guarantee the provision of those services.

The management do not consider there to be significant concentration of credit risk relating to trade and other receivables.

The Group’s exposure to credit and currency risks and impairment losses related to trade and other receivables is disclosed in note 5 and 35.

21)	CASH AND CASH EQUIVALENTS

	As at March 31
Particulars	2013	2014
	(in USD)
Cash in hand	196,510	291,026
Credit card collection in hand	14,746,984	15,104,661
Bank balances	14,311,848	21,574,954
Term deposits	7,246,136	1,041,134

Cash and cash equivalents	36,501,478	38,011,775
Bank overdrafts used for cash management purposes	866,521	—

Cash and cash equivalents in the statement of cash flows	35,634,957	38,011,775

Credit card collection in hand represents the amount of collection from credit card swiped by the customers which is outstanding as at the year end and credited to Group’s bank accounts subsequent to the year end.

The Group’s exposure to interest rate risk and a sensitivity analysis for financial assets and financial liabilities is disclosed in note 5 and 35.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

22)	TERM DEPOSITS

	As at March 31
Particulars	2013	2014
	(in USD)
Term deposits	48,114,962	105,169,847

Total	48,114,962	105,169,847

Non-current	911,245	75,656,254
Current	47,203,717	29,513,593

Total	48,114,962	105,169,847

As of March 31, 2014, term deposits includes USD 595,225 (March 31, 2013: USD 801,960) against which mainly letter of credit has been issued to various airlines.

As of March 31, 2014, term deposits includes USD 8,994,698 (March 31, 2013: USD 21,990,019) pledged with banks against bank guarantees and bank overdraft facility.

23)	OTHER CURRENT ASSETS

	As at March 31
Particulars	2013	2014
	(in USD)
Advance to vendors	20,776,327	31,951,731
Prepaid expenses	1,532,860	1,631,939
Prepaid lease rentals	93,843	90,861
Other assets	1,256,185	1,064,999

Total	23,659,215	34,739,530

24)	OTHER NON-CURRENT ASSETS

	As at March 31
Particulars	2013	2014
	(in USD)
Prepaid lease rentals	527,391	476,326

Total	527,391	476,326

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

25)	CAPITAL AND RESERVES

Share Capital and Share Premium

	Ordinary Shares*
Particulars	Number	Share capital	Share premium
		(in USD)
Balance as at April 1, 2012	37,159,605	18,576	150,144,112
Own shares acquired	(40,142)	—	—
Shares issued during the year on exercise of share based awards	233,503	116	1,250,609
Issue of ordinary shares related to business combination	209,050	105	2,347,842

Balance as at March 31, 2013	37,562,016	18,797	153,742,563

Balance as at April 1, 2013	37,562,016	18,797	153,742,563
Issue of ordinary shares through follow-on public offering, net of issuance costs	3,325,000	1,663	73,431,390
Own shares acquired	(100)	—	—
Shares issued during the year on exercise of share based awards	751,183	376	11,249,546

Balance as at March 31, 2014	41,638,099	20,836	238,423,499

*	Par value of USD 0.0005 per share

On August 17, 2010, the Company completed the initial public offering of its ordinary shares on National Association of Securities Dealers Automated Quotation System (NASDAQ), pursuant to which the Company issued and sold 3,846,154 ordinary shares and certain of its existing shareholders (referred to as the “Selling Shareholders”) sold 1,153,846 ordinary shares at a price of USD 14 per share. The underwriters also exercised their option to purchase 307,692 additional ordinary shares from the Company and 442,308 additional ordinary shares from the Selling Shareholders at the initial offering price of USD 14 per share to cover over-allotments.

On June 2, 2011, the Company completed the follow-on public offering of its ordinary shares on NASDAQ, pursuant to which the Company issued and sold 1,450,000 ordinary shares and certain of its existing shareholders (referred to as the “Selling Shareholders”) sold 3,794,000 ordinary shares at a price of USD 24 per share. Further on June 29, 2011, the underwriters exercised their option to purchase 96,777 additional ordinary shares from the Company and 253,223 additional ordinary shares from the Selling Shareholders at the follow-on offering price of USD 24 per share to cover over-allotments.

On November 6, 2012, the Company issued 209,050 shares as a part of the initial consideration for the acquisition of Hotel Travel Group.

In December 2012, the Company purchased 40,142 of its own shares from the open market at the prevailing market price at different dates for USD 525,098, including directly attributable costs. In May 2013, the Company purchased 100 of its own shares from the open market at the prevailing market price for USD 1,252, including directly attributable costs.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On March 19, 2014, the Company completed the follow-on public offering of its ordinary shares on NASDAQ, pursuant to which Company issued and sold 3,000,000 ordinary shares and certain of its existing shareholders (referred to as the “Selling Shareholders”) sold 2,500,000 ordinary shares at a price of USD 23 per share. The offering resulted in gross proceeds of USD 69,000,000 and net proceeds of USD 66,671,250 to the Company, and gross proceeds of USD 57,500,000 and net proceeds of USD 55,559,375 to the Selling Shareholders, after deducting underwriting commissions. Additionally, the Company incurred offering related expenses of approximately USD 851,607. Further, the underwriters exercised their option to purchase 325,000 additional ordinary shares from the Company and 500,000 additional ordinary shares from the Selling Shareholders at the follow-on offering price of USD 23 per share to cover over-allotments, resulting in additional gross proceeds of USD 7,475,000 and net proceeds of USD 7,222,719 to the Company, and additional gross proceeds of USD 11,500,000 and net proceeds of USD 11,111,875 to the Selling Shareholders, after deducting underwriting commissions.

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

Foreign currency translation reserve

The translation reserve comprises foreign currency differences arising from the translation of the financial statements of the Indian, Singapore, Malaysia, the Netherlands, Thailand, U.A.E, Israel, Canada and China subsidiaries.

26)	ACQUISITION OF NON-CONTROLLING INTERESTS

In February 2012, the Group acquired an additional 3.42% interest in its Singapore subsidiary, Luxury Tours & Travel Pte Ltd (LTT) through subscription of new equity shares issued by the subsidiary for USD 812,062 in cash, increasing its ownership from 79.36% to 82.78%. The Group recognised an increase in non-controlling interest of USD 148,425 and an increase in accumulated deficit of USD 148,425. Further, in August 2012, the Group acquired the remaining shares held by a shareholder of LTT for USD 792,982 in cash, increasing its ownership to 100%, and recognized a decrease in non-controlling interest of USD 5,378, an increase in accumulated deficit of USD 20,871 and a decrease in translation reserve of USD 15,493.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

27)	EARNINGS (LOSS) PER SHARE

The following is the reconciliation of the income (loss) attributable to ordinary shareholders and weighted average number of ordinary shares used in the computation of basic and diluted earnings (loss) per share for the year ended March 31, 2012, 2013 and 2014:

	For the Year Ended March 31
Particulars	2012	2013	2014
Earnings (Loss) attributable to ordinary shareholders (USD)	7,183,935	(27,592,521)	(20,934,330)
Weighted average number of ordinary shares outstanding used in computing basic earnings (loss) per share	36,682,240	37,315,434	37,832,246
Dilutive effect of share based awards (Nos.)	1,551,830	—	—

Weighted average number of ordinary shares outstanding used in computing dilutive earnings (loss) per share	38,234,070	37,315,434	37,832,246

Earnings (Loss) per share (USD)
Basic	0.20	(0.74)	(0.55)
Diluted	0.19	(0.74)	(0.55)

As at March 31, 2014, 2,659,852 (March, 2013: 1,753,701 and March 2012: Nil) issuable ordinary shares including employees share based awards were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

28)	LOANS AND BORROWINGS

This note provides information about the contractual terms of Group’s interest bearing loans and borrowings, which are measured at amortized cost. For more information about the Group’s exposure to interest rate, foreign currency and liquidity risk, see note 5 and 35.

	As at March 31
Particulars	2013	2014
	(in USD)
Non-current liabilities
Finance lease liabilities	55,765	24,369
Secured bank loans	228,668	178,739

Non-current portion of loans and borrowings	284,433	203,108

	As at March 31
Particulars	2013	2014
	(in USD)
Current liabilities
Current portion of secured bank loans	108,310	96,422
Current portion of finance lease liabilities	27,149	18,583

Current portion of loans and borrowings	135,459	115,005

Terms and debt repayment schedule

Terms and conditions of outstanding loans were as follows:

				As at March 31, 2013		As at March 31, 2014
		Interest	Year of	Original	Carrying	Original	Carrying
Particulars	Currency	rate	maturity	value	amount	value	amount
					(in USD)
Secured bank loans	INR	9% - 13%	2014 - 2020	357,729	251,230	378,913	227,660
Finance lease liabilities	SGD	3.70%	2014	32,250	16,124	—	—
Secured bank loans	THB	7.25%	2015	170,853	85,748	153,844	47,501
Finance lease liabilities	THB	4.35% - 7.60%	2015 - 2016	91,010	66,790	81,950	42,952

The bank loans are secured over motor vehicles with a carrying amount of USD 280,866 as at March 31, 2014 (March 31, 2013: USD 293,291).

The finance lease liabilities are secured over motor vehicles with a carrying amount of USD 57,603 as at March 31, 2014 (March 31, 2013: USD 89,630).

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Finance Lease Liabilities

Finance lease liabilities are as follows:

	As at March 31, 2013			As at March 31, 2014
Particulars	Future minimum lease payments	Interest	Present value of minimum lease payments	Future minimum lease payments	Interest	Present value of minimum lease payments
	(in USD)
Less than one year	32,223	5,074	27,149	21,208	2,625	18,583
Between one and five years	60,916	5,151	55,765	25,837	1,468	24,369
More than five years	—	—	—	—	—	—

Total	93,139	10,225	82,914	47,045	4,093	42,952

The Group has taken certain vehicles on lease which have an option for the Group to purchase the vehicles as per terms of the lease agreements.

Credit Facility

The group has fund based limits with various banks amounting to USD 19,227,393 as at March 31, 2014 (March 31, 2013: USD 21,705,236). The group has drawn down from its outstanding limit amounting to USD Nil as at March 31, 2014 (March 31, 2013: USD 866,521) (refer note 21).

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

29)	OTHER CURRENT LIABILITIES

Particulars	As at March 31
	2013	2014
	(in USD)
Statutory liabilities	1,782,279	6,428,045
Deferred rent liabilities	29,984	57,822
Deferred consideration	699,425	1,178,348
Other liabilities	—	743,867

Total	2,511,688	8,408,082

30)	OTHER NON-CURRENT LIABILITIES

Particulars	As at March 31
	2013	2014
	(in USD)
Deferred rent liabilities	674,130	691,184
Deferred consideration	4,180,436	5,338,112
Other liabilities	1,949,645	1,638,370

Total	6,804,211	7,667,666

31)	DEFERRED REVENUE

	As at March 31
Particulars	2013	2014
	(in USD)
Global Distribution System provider	—	2,801,515
Loyality programme	37,901	888,316

Total	37,901	3,689,831

Non-current	—	2,353,593
Current	37,901	1,336,238

Total	37,901	3,689,831

The Group requires the services of a Global Distribution System (“GDS”) provider for facilitating the booking of airline tickets on its website or other distribution channels. There are various GDS companies like Abacus, Amadeus, World span, Galileo etc. These companies usually pay upfront fee to travel agents for using their system as they get paid by airlines on the basis of airline tickets booked through their GDS, which is recognized as air ticketing revenue on the proportion of actual airline tickets sold over the total estimated airline tickets to be sold over the term of the agreement and the balance amount is recognized as deferred revenue.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

32)	EMPLOYEE BENEFIT PLANS

	As at March 31
Particulars	2013	2014
	(in USD)
Defined benefit plan	693,276	672,792
Other long term employee benefit (liability for compensated absences)	317,017	290,384

Total	1,010,293	963,176

Defined Benefit Plan

The Group’s gratuity scheme for the employees of its Indian subsidiary is a defined benefit plan. Gratuity is paid as a lump sum amount to employees at retirement or termination of employment at an amount based on the respective employee’s eligible salaries and the years of employment with the Group. The following table sets out the disclosure in respect of the defined benefit plan:

	As at March 31
Particulars	2013	2014
	(in USD)
Present value of unfunded obligations	693,276	672,792

Total	693,276	672,792

Movement in the Present Value of the Defined Benefit Obligation

	As at March 31
Particulars	2013	2014
	(in USD)
Defined benefit obligation at the beginning of the year	481,313	693,276
Current service cost	124,972	155,035
Interest cost	36,398	46,223

Actuarial (gains) losses arising from:
- financial assumptions	10,730	(28,363)
- experience adjustment	115,018	(35,636)
Benefits paid	(52,401)	(96,620)
Effects of movement in exchange rate	(22,754)	(61,123)

Defined benefit obligations at the end of the year	693,276	672,792

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Expense Recognised in Profit or Loss

	For the Year Ended March 31
Particulars	2012	2013	2014
		(in USD)
Current service costs	114,678	124,972	155,035
Interest on obligation	32,478	36,398	46,223

Total	147,156	161,370	201,258

The expense is recognised in personnel expenses in the consolidated statement of profit or loss and other comprehensive income (loss).

Actuarial Gains (Losses) Recognised in Other Comprehensive Income

	For the Year Ended March 31
Particulars	2012	2013	2014
	(in USD)
Recognised during the year	23,223	(125,748)	63,999

Total	23,223	(125,748)	63,999

Actuarial Assumptions

Principal actuarial assumptions are given below:

	As at March 31
	2013	2014
Discount rate (per annum)	8.00%	9.10%
Future salary increases (per annum)	10.00%	10.00%
Retirement age	58	58
Withdrawal rates	25.00%	25.00%
Weighted average duration of defined benefit obligation	5 years	5 years

Assumptions regarding future mortality rates are based on Indian Assured Lives Mortality (2006-08) (modified) Ultimate as published by Insurance Regulatory and Development Authority (IRDA).

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Sensitivity analysis

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

Particulars	Positive (USD)	Negative (USD)
Discount rate (1% movement)	(24,093)	25,932
Future salary growth (1% movement)	22,872	(21,986)
Withdrawal rate (1% movement)	(49,490)	(57,816)

33)	SHARE BASED PAYMENT

Description of the Share-Based Payment Arrangements

Share Option Programme (Equity-Settled)

a) 2006 MakeMyTrip.com Equity Option Plan

In 2006, the Group established a share option program in India, named the ‘2006 MakeMyTrip.com Equity Option Plan’ (or ‘2006 ESOP’), which was approved by the shareholders of the Company at an extra-ordinary meeting held on December 21, 2005. The ESOP entitles the eligible employees to purchase ordinary shares of the Group’s Indian Subsidiary. The Group granted employee stock options to eligible employees on various dates. There were nil options outstanding at March 31, 2010 as all options outstanding under this plan have been replaced with options granted under the MakeMyTrip.com Equity Option Plan (“MMT ESOP plan”). There have been no further issues of stock options under this plan.

b) MakeMyTrip.com Equity Option Plan

In 2000, the Group approved a share option programme in Mauritius, named the MakeMyTrip.com Equity Option Plan (“MMT ESOP Plan”). In June 2009, this plan was expanded in order to issue share options to employees of subsidiaries and directors of the group. The Group replaced certain share options to acquire shares in its Indian subsidiary held by employees at its subsidiaries with options granted under the MMT ESOP Plan. Total options granted under this plan were 2,703,810 during the year ended March 31, 2010. No options were granted during the year ended March 31, 2012, 2013 and 2014.

The number and weighted average exercise price of share options under MMT ESOP plan are as follows:

Particulars	Weighted Average Exercise Price (USD)	Number of Options	Weighted Average Exercise Price (USD)	Number of Options	Weighted Average Exercise Price (USD)	Number of Options
	For the Year Ended March 31
	2012	2012	2013	2013	2014	2014
Outstanding at beginning of the year	1.59	1,510,187	1.59	913,221	1.49	691,127
Forfeited and expired during the year	1.05	(86,000)	—	—	—	—
Granted during the year	—	—	—	—	—	—
Exercised during the year	1.69	(510,966)	1.88	(222,094)	1.49	(212,209)
Outstanding at the end of the year	1.59	913,221	1.49	691,127	1.49	478,918
Exercisable at the end of the year	1.70	823,221	1.56	646,127	1.49	478,918

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The options outstanding at March 31, 2014 have an exercise price in the range of USD 0.4875 to USD 5.3940 (March 31, 2013: USD 0.4875 to USD 5.3940 and March 31, 2012: USD 0.4875 to USD 5.3940) and a weighted average contractual life of 3 years and 4 months (March 31, 2013: 8 months and March 31, 2012: 1 years and 8 months).

During the year ended March 31, 2014, share based payment expense for these options recognized under personnel expenses (refer note 12) amounted to USD 29,035 (March 31, 2013: USD 80,934 and March 31, 2012: USD (25,082)).

c) Share Incentive Plan

In 2010, the Group approved a share incentive plan in Mauritius, named the MakeMyTrip 2010 Share Incentive Plan (“Share Incentive Plan”). During the year ended March 31, 2012, 2013 and 2014, the Group granted restricted share units, or RSUs, under the plan to eligible employees. Each RSU represents the right to receive one common share.

Terms and Conditions of the Share Incentive Plan

The terms and conditions relating to the grants under Share Incentive Plan are given below:

Grant date/Employees entitled	Number of instruments	Vesting conditions	Contractual life of RSUs
RSUs granted during the year ended March 31, 2012	977,693	Refer notes	4 – 8 years
RSUs granted during the year ended March 31, 2013	850,160	Refer notes	4 – 8 years
RSUs granted during the year ended March 31, 2014	828,390	Refer notes	4 – 8 years

Total RSU	2,656,243

Note:

1. Of the RSU granted during the year ended March 31, 2014:

- 1,132 (March 31, 2013: Nil and March 31, 2012: 75,832) RSUs have 25% graded vesting each six months over a 2 year period.

- 438,801 (March 31, 2013: 572,349 and March 31, 2012: 724,975) RSUs have 33.33% graded vesting each year over a 3 year period.

- 364,039 (March 31, 2013: 273,802 and March 31, 2012: 174,450) RSUs have graded vesting over 4 years: 10% on the expiry of 12 months from the grant date, 20% on the expiry of 24 months from the grant date, 30% on the expiry of 36 months from the grant date, 40% on the expiry of 48 months from the grant date.

- 24,418 (March 31, 2013: 4,009 and March 31, 2012: 2,436) RSUs were fully vested on the grant date.

2. The RSUs can be exercised within a period of 48 months from the date of vesting.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The number and weighted average exercise price of RSUs under the share incentive plan are as follows:

Particulars	Weighted Average Exercise Price (USD)	Number of Awards	Weighted Average Exercise Price (USD)	Number of Awards	Weighted Average Exercise Price (USD)	Number of Awards
	For the Year Ended March 31
	2012	2012	2013	2013	2014	2014
Outstanding at April 1	—	—	0.0005	955,404	0.0005	1,742,604
Granted during the year	0.0005	977,693	0.0005	850,160	0.0005	828,390
Forfeited and expired during the year	0.0005	(20,066)	0.0005	(51,551)	0.0005	(159,090)
Exercised during the year	0.0005	(2,223)	0.0005	(11,409)	0.0005	(538,974)
Outstanding at March 31	0.0005	955,404	0.0005	1,742,604	0.0005	1,872,930
Exercisable at March 31	0.0005	15,146	0.0005	292,716	0.0005	275,261

The RSU outstanding at March 31, 2014 have an exercise price of USD 0.0005 (March 31, 2013: USD 0.0005 and March 31, 2012: USD 0.0005) and a weighted average contractual life of 5.0 years (March 31, 2013: 5.1 years and March 31, 2012: 5.7 years).

Inputs for Measurement of Grant Date Fair Values of Share Incentive Plan

The grant date fair value of the RSUs granted to employees was measured based on the Black-Scholes option-pricing model. Expected volatility is estimated by considering historical average share price volatility of comparable companies. The inputs used in the measurement of the fair values of the RSUs at the date of grant are summarized below:

For the Year Ended March 31
	2012	2013	2014
Fair value of RSUs and assumptions
Share price (USD)	19.29 – 25.01	12.44 – 22.97	13.90 – 19.26
Exercise price (USD)	0.0005	0.0005	0.0005
Expected volatility	42.2% – 54.0%	38.2% – 52.4%	37.1% – 49.3%
Expected term	2.5 – 6 years	2.5 – 6 years	2.5 – 6 years
Expected dividends	—	—	—
Risk-free interest rate	0.23% – 2.15%	0.29% – 1.32%	0.35% – 2.10%

During the year ended March 31, 2014, share based payment expense recognized under personnel expenses (refer note 12) is amounting to USD 11,359,705 (March 31, 2013: USD 11,294,316 and March 31, 2012: USD 6,919,532) for the RSUs granted under the share incentive plan.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

34)	TRADE AND OTHER PAYABLES

	As at March 31
Particulars	2013	2014
	(in USD)
Other trade payables	47,083,699	36,129,190
Accrued expenses	11,660,143	16,327,624
Advance from customers	21,848,399	33,756,713

Total	80,592,241	86,213,527

The Group’s exposure to currency and liquidity risk related to trade and other payables is disclosed in note 5 and 35.

35)	FINANCIAL INSTRUMENTS

Credit Risk

Exposure to Credit Risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	As at March 31
Particulars	2013	2014
	(in USD)
Trade and other receivables	26,111,393	29,355,651
Other assets	1,256,185	1,064,999
Term deposits	48,114,962	105,169,847
Cash and cash equivalents (except cash in hand)	36,304,968	37,720,749

Total	111,787,508	173,311,246

The maximum exposure to credit risk for trade and other receivables at the reporting date by geographic region was:

	As at March 31
Particulars	2013	2014
	(in USD)
India	18,585,268	19,027,850
Others	7,526,125	10,327,801

Total	26,111,393	29,355,651

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The maximum exposure to credit risk for trade and other receivables and term deposits at the reporting date by type of counterparty was:

	As at March 31
Particulars	2013	2014
	(in USD)
Airlines	9,222,904	9,589,124
Retail customers	6,221,066	9,940,332
Corporate customers	4,649,209	3,837,402
Deposit with hotels and others	3,459,922	4,181,343
Term deposits with bank	48,114,962	105,169,847
Others	2,558,292	1,807,450

Total	74,226,355	134,525,498

Impairment Losses

The age of trade and other receivables and term deposits at the reporting date was:

	As at March 31
	2013		2014
Particulars	Gross	Impairment	Gross	Impairment
	(in USD)
Not past due	65,209,117	—	130,685,693	—
Past due 0-30 days	2,905,557	—	2,130,581	—
Past due 30-120 days	5,954,368	—	965,586	—
More than 120 days	2,377,597	2,220,284	2,365,751	1,622,113

Total	76,446,639	2,220,284	136,147,611	1,622,113

The movement in the allowance for doubtful debts in respect of trade and other receivables during the year was as follows:

	For the year ended March 31
Particulars	2013	2014
	(in USD)
Balance at the beginning of the year	1,077,286	2,220,284
Provision for doubtful debts	1,387,780	1,472,944
Amounts written off against the allowance	(193,134)	(1,706,093)
Effects of movement in exchange rate	(51,648)	(365,022)
Balance at the end of the year	2,220,284	1,622,113

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

As at March 31, 2013

Non-derivative financial liabilities	Carrying amount	Contractual cash flows*	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
	(in USD)
Finance lease liabilities	82,914	(93,139)	(16,111)	(16,112)	(32,222)	(28,694)	—
Secured bank loans	336,978	(398,867)	(68,640)	(68,142)	(117,104)	(144,981)	—
Trade and other payables	58,743,842	(58,743,842)	(58,743,842)	—	—	—	—
Other liabilities	8,611,785	(11,454,548)	(1,782,279)	(768,906)	(768,628)	(8,134,735)	—
Bank overdraft	866,521	(866,521)	(866,521)	—	—	—	—

Total	68,642,040	(71,556,917)	(61,477,393)	(853,160)	(917,954)	(8,308,410)	—

Notes: *	Represents undiscounted cash flows of interest and principal

As at March 31, 2014

Non-derivative financial liabilities	Carrying amount	Contractual cash flows*	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
	(in USD)
Finance lease liabilities	42,952	(47,045)	(10,604)	(10,604)	(17,134)	(8,703)	—
Secured bank loans	275,161	(357,871)	(87,391)	(75,137)	(111,766)	(83,577)	—
Trade and other payables	52,456,814	(52,456,814)	(52,456,814)	—	—	—	—
Other liabilities	15,326,742	(17,346,160)	(7,964,991)	(453,849)	(6,784,933)	(2,142,387)	—

Total	68,101,669	(70,207,890)	(60,519,800)	(539,590)	(6,913,833)	(2,234,667)	—

Notes: *	Represents undiscounted cash flows of interest and principal

Currency Risk

Exposure to Currency Risk

The Group incurs foreign currency risk primarily in respect of revenue denominated in a currency other than the functional currency of MakeMyTrip (India) Private Limited (MMT India) and Hotel Travel Group (HT Group), in which the transaction takes place. On a consolidated basis, the Group is primarily exposed to foreign currency fluctuations between the USD and INR, being the functional currency of MMT India and between the EUR and USD, being the functional currency of HT Group. The Group’s exposure to foreign currency risk was based on the following amounts as at the reporting dates (in equivalent USD):

Between USD and INR

	As at March 31
Particulars	2013	2014
	(in USD)
Trade and other receivables	9,645,400	8,210,145
Trade and other payables	(26,728,502)	(37,955,163)
Cash and cash equivalents	2,240,743	2,974,679

Net exposure	(14,842,359)	(26,770,339)

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Between EUR and USD

Particulars	As at March 31, 2014
(in USD)
Trade and other receivables	1,153,321
Trade and other payables	(803,351)
Cash and cash equivalents	3,417,995

Net exposure	3,767,965

The following significant exchange rates applied during the year:

	Average exchange rate		Reporting date rate
USD	2012-13	2013-14	March 31, 2013	March 31, 2014
INR 1	0.0184	0.0166	0.0183	0.0167
EUR 1	—	1.3751	—	1.3753

Sensitivity Analysis

Any change in the exchange rate of USD against currencies other than INR and EUR is not expected to have significant impact on the Group’s profit or loss. Accordingly, a 10% appreciation of the USD as indicated below, against the INR would have increased loss by the amounts shown below and a 10% appreciation of the EUR as indicated below, against the USD would have decreased loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables remain constant.

	For the Year Ended March 31
Particulars	2013	2014
	(in USD)
10% strengthening of USD against INR	(1,413,558)	(2,549,556)
10% strengthening of EUR against USD	—	358,854

A 10% depreciation of the USD against INR and EUR against USD would have had the equal but opposite effect on the above currency to the amounts shown above, on the basis that all other variables remain constant.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Interest Rate Risk

Profile

At the reporting date the interest rate profile of the Group’s interest-bearing financial instruments was as follows:

	As at March 31
Particulars	2013	2014
	(in USD)
Fixed rate instruments
Financial assets
Term deposits	48,114,962	105,169,847
Cash and cash equivalents	7,246,136	38,011,775
Financial liabilities
Finance lease liabilities	82,914	42,952
Secured bank loans	336,978	275,161

	55,780,990	143,499,735

Variable rate instruments
Financial liabilities
Bank overdraft	866,521	—

	866,521	—

Fair Value Sensitivity Analysis for Fixed Rate Instruments

The Group does not account for any fixed rate financial assets and liabilities at fair value through profit or loss. Therefore, a change in interest rates at the reporting date would not affect profit or loss.

Cash Flow Sensitivity Analysis for Variable Rate Instruments

An increase of 100 basis points in interest rates at the reporting date would have increased loss as at March 31, 2014 by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

Profit or Loss
(in USD)
March 31, 2013	8,665
March 31, 2014	—

A decrease of 100 basis points in the interest rates at the reporting date would not have any effect on the amounts shown above, on the basis that all other variable remain constant.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fair Values

Fair Values Versus Carrying Amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	As at March 31, 2013		As at March 31, 2014
Particulars	Carrying amount	Fair value	Carrying amount	Fair value
	(in USD)
Assets carried at fair value
Other investments	4,958,994	4,958,994	3,973,363	3,973,363
Derivatives instruments	203,651	203,651	—	—

	5,162,645	5,162,645	3,973,363	3,973,363

Assets carried at amortised cost
Trade and other receivables	26,111,393	26,111,393	29,355,651	29,355,651
Term deposits	48,114,962	48,114,962	105,169,847	105,169,847
Cash and cash equivalents	36,501,478	36,501,478	38,011,775	38,011,775
Other assets	1,256,185	1,256,185	1,064,999	1,064,999

	111,984,018	111,984,018	173,602,272	173,602,272

Liabilities carried at fair value
Financial liabilities	6,829,506	6,829,506	8,898,697	8,898,697

	6,829,506	6,829,506	8,898,697	8,898,697

Liabilities carried at amortized cost
Finance lease liabilities	82,914	82,914	42,952	42,952
Secured bank loans	336,978	336,978	275,161	275,161
Bank overdraft	866,521	866,521	—	—
Trade and other payables	58,743,842	58,743,842	52,456,814	52,456,814
Other liabilities	1,782,279	1,782,279	6,428,045	6,428,045

	61,812,534	61,812,534	59,202,972	59,202,972

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	As at March 31, 2014
Particulars	Level 1	Level 2	Level 3	Total
	(in USD)
Other investments	—	—	3,973,363	3,973,363

Total Assets	—	—	3,973,363	3,973,363

Financial liabilities	—	—	8,898,697	8,898,697

Total Liabilities	—	—	8,898,697	8,898,697

	As at March 31, 2013
Particulars	Level 1	Level 2	Level 3	Total
	(in USD)
Other investments	—	—	4,958,994	4,958,994
Derivatives instruments	—	—	203,651	203,651

Total Assets	—	—	5,162,645	5,162,645

Financial liabilities	—	—	6,829,506	6,829,506

Total Liabilities	—	—	6,829,506	6,829,506

The following table shows a reconciliation from the beginning balances to the ending balances for fair value measurements in Level 3 of the fair value hierarchy:

	As at March 31, 2014
Particulars	Other investments	Derivatives instruments	Derivatives instruments	Financial liabilities
		(in USD)
Opening balances	4,958,994	14,677	188,974	6,829,506
Arising from acquisition	—	—	—	1,158,367
Arising from completion of measurement period for business combination	—	—	—	(172,138)
Total gains and losses recognized in:
- profit or loss	—	(14,677)	(188,974)	1,082,962
- other comprehensive income	(985,631)	—	—	—

Closing balances	3,973,363	—	—	8,898,697

	As at March 31, 2013
Particulars	Other investments	Derivatives instruments	Derivatives instruments	Financial liabilities
		(in USD)
Opening balances	4,416,543	202,054	(149,135)	—
Arising from acquisition	83,404	—	—	6,412,283
Total gains and losses recognized in:
- profit or loss	—	(187,377)	338,109	417,223
- other comprehensive income	459,047	—	—	—

Closing balances	4,958,994	14,677	188,974	6,829,506

The basis for determining fair values is disclosed in note 4.

There were no transfers between Level 1, Level 2 and Level 3 during the year.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Valuation Techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 3 fair values, as well as the significant unobservable inputs used.

Financial Instruments measured at fair value:

Type	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value measurement
Other investments	Discounted cash flows: The valuation model considers the present value of expected free cash flow, discounted using a risk adjusted discount rate.	Forecast annual revenue growth rate: 31% - 175% Forecast EBITDA margin: (294%) - 71% Risk adjusted discount rate: 18.5%

The estimated fair value would increase (decrease) if:

- the annual revenue growth rate were higher (lower)

- the EBITDA margin were higher (lower)

- the risk adjusted discount rate were lower (higher)

Financial liabilities	Discounted cash flows: The valuation model considers the present value of expected payment, discounted using a risk adjusted discount rate.	Risk adjusted discount rate: 13%, 20%	The estimated fair value would increase (decrease) if: - the risk adjusted discount rate were lower (higher)

Sensitivity Analysis

For the fair values of other investments, reasonably possible changes of 100 basis points at the reporting date to one of the significant unobservable inputs, holding other inputs constant, would have the following effects:

	For the year ended March 31, 2014
	Other Comprehensive Income
	Increase	Decrease
	USD	USD
Annual revenue growth rate	183,288	(178,759)
EBITDA Margin	26,271	(26,271)
Risk adjusted discount rate	(388,943)	453,398

	For the year ended March 31, 2013
	Other Comprehensive Income
	Increase	Decrease
	USD	USD
Annual revenue growth rate	197,061	(191,719)
EBITDA Margin	26,043	(26,043)
Risk adjusted discount rate	(434,964)	515,590

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

36)	OPERATING LEASES

Leases as lessee

Non cancellable operating lease rentals are payable as follows:

	As at March 31
Particulars	2013	2014
	(in USD)
Less than one year	2,371,547	2,354,081
Between one and five years	6,668,180	6,106,247
More than five years	3,333,792	1,791,388

Total	12,373,519	10,251,716

The Group leases a number of offices under operating leases. The lease period ranges for a period of three to nine years, with an option to renew the lease after that date. Lease payments are increased after a specified period under such arrangements.

During the year ended March 31, 2014, USD 2,850,661 was recognized as rent expense under other operating expense in profit or loss in respect of operating leases (March 31, 2013: USD 2,606,709, March 31, 2012: USD 2,079,183).

37)	CAPITAL COMMITMENTS

Estimated amount of contracts remaining to be executed on capital account and not provided for (net of advances) aggregate USD 434,278 as at March 31, 2014 (March 31, 2013: USD 1,069,315).

38)	RELATED PARTIES

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

Related parties and nature of related party relationships:

Nature of relationship	Name of related parties
Key management personnel	Deep Kalra
Key management personnel	Keyur Joshi
Key management personnel	Rajesh Magow
Key management personnel	Mohit Kabra
Key management personnel	Mohit Gupta
Key management personnel	Amit Somani (till May 9, 2014)
Key management personnel	Sanket Atal (from June 4, 2012)
Key management personnel	Mukesh Singh (till July 22, 2011)
Key management personnel	Vivek Gour
Key management personnel	Frederic Lalonde
Key management personnel	Philip Wolf

Key management personnel	Ranodeb Roy

Party controlled by key management personnel	PhoCus Wright Inc. (till December 31, 2012)

Party controlled by key management personnel	Chandra Capital

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In August 2011, the Company acquired 19.98% equity interest in Le Travenues Technology Private Limited (Ixigo), which owns and operates www.ixigo.com, an online travel meta search engine (refer note 9). The holding company of Le Travenues Technology Private Limited is SAIF Partners India IV Limited. As per the agreement, the Company has the right to use the domain and its source data of www.ixigo.com and Ixigo has the right to use the domain and its source data of www.oktatabyebye.com which is owned and operated by the Company.

Transactions with party controlled by key management personnel:

	For the Year Ended March 31
Transactions	2012	2013	2014
	(in USD)
Revenue from air ticketing	45,808	63,110	86,689
Purchase of marketing and other services	28,998	42,116	—

		As at March 31
Balance Outstanding		2013	2014
		(in USD)
Trade and other receivables		29,961	122,236

Transactions with Key Management Personnel:

Key Management Personnel Compensation*

Key management personnel compensation comprised:

	Year ended March 31,
Particulars	2012	2013	2014
Short-term employee benefits	1,391,278	1,009,198	2,286,506
Contribution to provident fund	41,710	56,172	63,207
Share based payment	5,444,578	9,259,575	9,701,585
Legal and professional	85,000	95,000	111,765

Total	6,962,566	10,419,945	12,163,063

Note: *	Provision for gratuity and compensated absences has not been considered, since the provisions are based on actuarial valuations for the Group’s entities as a whole.