Form 20-F
period 2015-03-31
MakeMyTrip Ltd
filed 2015-06-09
CIK 1495153

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2015

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

As of March 31, 2015, 41,986,966 ordinary shares, par value $0.0005 per share, were issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☐            No   ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Solely for the convenience of the reader, this Annual Report contains translations of certain Indian Rupee amounts into US dollars at specified rates. Except as otherwise stated in this Annual Report, all translations from Indian Rupees to US dollars are based on the noon buying rate of Rs. 63.71 per $1.00 in the City of New York for cable transfers of Indian Rupees, as certified for customs purposes by the Federal Reserve Bank of New York on May 29, 2015. No representation is made that the Indian Rupee amounts referred to in this Annual Report could have been or could be converted into US dollars at such rates or any other rates. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Unless otherwise indicated, the consolidated statement of profit or loss and other comprehensive income (loss) and related notes for fiscal years 2013, 2014 and 2015 and consolidated statement of financial position of March 31, 2014 and 2015 included elsewhere in this Annual Report have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. References to a particular “fiscal year” are to our fiscal year ended March 31 of that year. Our fiscal quarters end on June 30, September 30, December 31 and March 31. References to a year other than a “fiscal” year are to the calendar year ended December 31.

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

On June 1, 2015, we designated five officers as additional executive officers including Chief Marketing Officer, Chief Human Resource Officer, Chief Technology Officer – International & platforms, Chief Technology Officer – India and Chief Business Officer – Holidays. Since this occurred after the end of fiscal year 2015, this Annual Report only reflects the foregoing in “Item 6.A. Directors and Senior Management” and “Item 6.E. Share Ownership”.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

A. Selected Consolidated Financial Data

The following selected consolidated statement of profit or loss and other comprehensive income (loss) data for fiscal years 2013, 2014 and 2015 and the selected consolidated statement of financial position data as of March 31, 2014 and 2015 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. The selected consolidated statement of profit or loss and other comprehensive income (loss) data for fiscal years 2011 and 2012 and the selected consolidated statement of financial position data as of March 31, 2011, 2012 and 2013 have been derived from our audited consolidated financial statements not included in this Annual Report. The financial data set forth below should be read in conjunction with, and is qualified by reference to, “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and notes thereto included elsewhere in this Annual Report. Our consolidated financial statements are prepared and presented in accordance with IFRS as issued by the IASB. Our historical results do not necessarily indicate results expected for any future period.

The following information should be read in conjunction with, and is qualified in its entirety by reference to, “Item 5. Operating and Financial Review and Prospects” and the audited consolidated financial statements and the notes thereto included elsewhere in this Annual Report.

	Fiscal Year Ended March 31
	2011	2012	2013	2014	2015
	(in thousands, except percentages)
Consolidated Statement of Profit or Loss and Other Comprehensive Income (Loss) Data:
Revenue:
Air ticketing	$47,622.7	$76,190.3	$60,888.8	$66,523.2	$74,324.9
Hotels and packages	74,558.0	116,701.1	164,129.3	184,500.7	220,511.9
Other revenue	2,540.7	3,707.8	3,803.8	4,350.7	4,824.9
Total revenue	124,721.4	196,599.3	228,821.9	255,374.6	299,661.7
Other Income	—	—	—	1,312.3	853.4
Service cost:
Procurement cost of hotels and packages services	(63,650.9)	(98,474.8)	(136,537.1)	(144,507.8)	(157,897.2)
Cost of air ticket coupons	—	(9,939.6)	(4,119.6)	(4,471.7)	(2,815.7)
Personnel expenses	(14,399.0)	(26,520.7)	(34,520.5)	(37,220.8)	(44,317.5)
Other operating expenses	(40,698.9)	(54,868.7)	(67,954.0)	(80,116.0)	(102,069.0)
Depreciation and amortization	(1,910.6)	(2,790.2)	(3,752.7)	(5,692.1)	(7,954.6)
Results from operating activities	4,061.9	4,005.4	(18,062.0)	(15,321.6)	(14,540.0)
Net finance income (costs)	(1,923.9)	(2,969.2)	(741.9)	(5,334.0)	(3,543.5)
Share of loss of equity-accounted investees	—	(66.0)	(186.1)	(171.5)	(139.2)
Profit (Loss) before tax	2,138.0	970.2	(18,990.1)	(20,827.0)	(18,223.0)
Income tax benefit (expense)	2,691.7	6,078.1	(8,599.0)	(78.5)	(134.6)
Profit (Loss) for the year	$4,829.7	$7,048.4	$(27,589.1)	$(20,905.6)	$(18,358.0)
Earnings (Loss) per ordinary share:
Basic	$0.17	$0.20	$(0.74)	$(0.55)	$(0.44)
Diluted	$0.15	$0.19	$(0.74)	$(0.55)	$(0.44)
Weighted average number of ordinary shares outstanding:
Basic	28,320,901	36,682,240	37,315,434	37,832,246	41,808,897
Diluted	34,950,246	38,234,070	37,315,434	37,832,246	41,808,897
Proforma earnings (loss) per ordinary share(1)
Basic	$0.16	$—	$—	$—	$—
Diluted	$0.15	$—	$—	$—	$—
Proforma weighted average number of ordinary shares outstanding(1)
Basic	32,993,361	—	—	—	—
Diluted	34,929,282	—	—	—	—

Note:

(1)

In December 2006, August 2007 and May 2008, we issued Series A, Series B and Series C preferred shares, respectively, that were converted into ordinary shares effective upon the completion of our initial public offering on August 17, 2010. Our proforma earnings (loss) per ordinary share (basic and diluted) and proforma weighted average number of ordinary shares outstanding (basic and diluted) have been calculated and presented for fiscal year 2011 assuming that the conversion of all our outstanding preferred shares occurred on a “hypothetical basis” on April 1, 2007 for our Series A and Series B preferred shares and

April 1, 2008 for our Series C preferred shares. As no preferred shares were outstanding during fiscal years 2012, 2013, 2014 and 2015, proforma earnings (loss) per ordinary share (basic and diluted) and proforma weighted average number of ordinary shares outstanding (basic and diluted) have not been presented for fiscal years 2012, 2013, 2014 and 2015.

The following table sets forth a summary of our consolidated statement of financial position as of March 31, 2011, 2012, 2013, 2014 and 2015:

	As of March 31
	2011	2012	2013	2014	2015
	(in thousands)
Consolidated Statement of Financial Position Data:
Trade and other receivables	$12,857.2	$21,382.4	$26,111.4	$29,355.7	$29,852.4
Term deposits	16,941.9	44,325.1	48,115.0	105,169.8	93,491.7
Cash and cash equivalents	51,730.3	43,798.2	36,501.5	38,011.8	49,857.2
Net current assets	66,585.5	89,469.2	57,758.1	37,264.6	97,384.7
Total assets	112,939.6	170,191.4	194,620.1	269,837.0	280,405.0
Total equity (deficit)	76,275.9	118,791.8	101,994.0	162,299.5	157,854.0
Loans and borrowings	209.6	259.4	419.9	318.1	499.5
Trade and other payables	29,694.7	46,697.6	80,592.2	86,213.5	103,655.1
Total liabilities	36,663.8	51,399.6	92,626.2	107,537.5	122,550.8
Total equity (deficit) and liabilities	$112,939.6	$170,191.4	$194,620.1	$269,837.0	$280,405.0

Other Data:

The following table sets forth for the periods indicated, certain selected consolidated financial and other data:

	Fiscal Year Ended March 31
	2011	2012	2013	2014	2015
	(in thousands, except percentages)
Number of transactions:
Air ticketing	2,824.6	3,715.4	3,794.1	3,999.2	5,432.8
Hotels and packages	175.9	343.1	568.1	869.8	1,385.5
Revenue less service cost(1):
Air ticketing	$47,622.7	$66,250.7	$56,769.2	$62,051.5	$71,509.2
Hotels and packages	10,907.1	18,226.3	27,592.2	39,992.9	62,614.7
Other revenue	2,540.7	3,707.8	3,803.8	4,350.7	4,824.9
	$61,070.5	$88,184.9	$88,165.2	$106,395.1	$138,948.8
Gross bookings(2):
Air ticketing	$647,846.9	$839,234.3	$939,637.5	$943,699.1	$1,175,379.2
Hotels and packages	94,608.2	153,723.2	229,921.0	317,518.4	472,997.6
Net revenue margins(3):
Air ticketing	7.4%	7.9%	6.0%	6.6%	6.1%
Hotels and packages	11.5%	11.9%	12.0%	12.6%	13.2%

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

	Air Ticketing					Hotels and Packages					Other Revenue					Total
	Fiscal Year Ended March 31					Fiscal Year Ended March 31					Fiscal Year Ended March 31					Fiscal Year Ended March 31
	2011	2012	2013	2014	2015	2011	2012	2013	2014	2015	2011	2012	2013	2014	2015	2011	2012	2013	2014	2015
	(in thousands)
Revenue	$47,622.7	$76,190.3	$60,888.8	$66,523.2	$74,324.9	$74,558.0	$116,701.1	$164,129.3	$184,500.7	$220,511.9	$2,540.7	$3,707.8	$3,803.8	$4,350.7	$4,824.9	$124,721.4	$196,599.3	$228,821.9	$255,374.6	$299,661.7
Less:
Service Cost	—	9,939.6	4,119.6	4,471.7	2,815.7	63,650.9	98,474.8	136,537.1	144,507.8	157,897.2	—	—	—	—	—	63,650.9	108,414.3	140,656.7	148,979.6	160,712.9
Revenue less service cost	$47,622.7	$66,250.7	$56,769.2	$62,051.5	$71,509.2	$10,907.1	$18,226.3	$27,592.2	$39,992.9	$62,614.7	$2,540.7	$3,707.8	$3,803.8	$4,350.7	$4,824.9	$61,070.5	$88,184.9	$88,165.2	$106,395.1	$138,948.8

(2)	Gross bookings represent the total amount paid by our customers for the travel services and products booked through us, including taxes, fees and other charges, and are net of cancellations and refunds.
(3)	Net revenue margins is defined as revenue less service cost as a percentage of gross bookings.

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

Risks Related to Us and Our Industry

Declines or Disruptions in the Travel Industry Could Adversely Affect Our Business and Financial Performance.

Our business and financial performance is affected by the health of the travel industry in India and worldwide, including changes in supply and pricing. Events specific to the travel industry that could negatively affect our business include continued fare increases, travel-related strikes or labor unrest, general civil unrest, fuel price volatility and bankruptcies or liquidations of our suppliers. For example, events in the Middle East over the past several years have resulted in an adverse impact on travel to that region. Such events also impact crude oil prices which may have an adverse impact on the travel industry globally, including our business. Similarly, political unrest in Bangkok, Thailand, has negatively impacted travel to those locations. In addition, the drop in the average value of the Indian Rupee as compared to the US dollar in fiscal year 2014 adversely impacted the Indian travel industry as it made travel for Indian consumers outside of India more expensive.

Additionally, our business is sensitive to safety concerns, and thus our business has in the past declined and may in the future decline after incidents of actual or threatened terrorism, during periods of political instability or conflict or during other periods in which travelers become concerned about safety issues, including as a result of natural disasters such as tsunamis or earthquakes or when travel might involve health-related risks, such as the influenza A virus (H1N1), avian flu (H5N1 and H7N9) and Severe Acute Respiratory Syndrome, or other epidemics or pandemics. For example, the eruption of the Icelandic volcano in spring 2010, social unrest, such as in the West Indies in 2010 and in Tunisia, Egypt and Syria in recent years, among others, had or may in the future have a negative impact on our tourism business. In addition, there may be work stoppages or labor unrest at airlines or airports. Furthermore, hotels, airlines and cruises have in recent years been the subject of terrorist attacks, notably cruise ship piracy in the Gulf of Aden, India, Spain, Egypt, Russia, Turkey and Sri Lanka. Such events are outside our control and could result in a significant decrease in demand for our travel services. Any such decrease in demand, depending on its scope and duration, together with any other issues affecting travel safety, could significantly and adversely affect our business and financial performance over the short and long term. The occurrence of such events could result in disruptions to our customers’ travel plans and we may incur additional costs and constrained liquidity if we provide relief to affected customers by not charging cancellation fees or by refunding the cost of airline tickets, hotel reservations and other travel services and products. If there is a prolonged substantial decrease in travel volumes, particularly air travel and hotels, for these or any other reasons, our business, financial condition and results of operations would be adversely affected.

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

Since the beginning of the global financial crisis in the third quarter of 2008, adverse developments in the international financial markets have created challenging economic conditions for businesses and governments around the world. These adverse developments have included increased market volatility, tightened liquidity in credit markets, diminished expectations for economic growth and a reduction in consumer and business spending. While the global economy has recovered to some extent since 2010, the recovery remains fragile and slow-paced as high-income countries continue to suffer from volatility and slow growth, and it could be adversely impacted by several factors, including the deterioration of general economic conditions or political unrest in Europe as fiscal austerity continues, negative media coverage about the economic crisis in Greece, unemployment rates remain elevated and the potential for conflict in eastern Europe, restrained monetary policy in the form of tapering and other debt and fiscal issues in the United States and a slowdown in economic growth in China as its new leadership attempts to rebalance its economy from investment and exports to increased domestic consumption and restrain lending practices. The weakness and uncertainty in the global economy have negatively impacted both corporate and consumer spending patterns and demand for travel services, globally and in India, and may continue to do so in the future.

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

In addition, adverse economic developments affecting the travel industry could also adversely impact our ability to maintain our existing relationships and arrangements with one or more of our suppliers. In particular, adverse changes to the overall business and financial climate for the airline industry in India due to various factors including, but not limited to, rising fuel costs, high taxes, significant depreciation of the Indian Rupee as compared to the US dollar making travel for Indian consumers outside India more expensive, and increased liquidity constraints, could affect the ability of one or more of our airline suppliers to continue to operate or otherwise meet our demand for tickets, which, in turn, could materially and adversely affect our financial results. For example, during fiscal year 2013, Kingfisher Airlines, one of the major airlines in India and one of our airline suppliers, shut down its operations, which resulted in a decline in the total capacity in the airline industry in India. In addition, adverse changes to the overall business and financial climate for the airline industry in India due to various factors including, but not limited to, rising fuel costs, high taxes, significant depreciation of the Indian Rupee as compared to the US dollar making travel for Indian consumers outside India more expensive, and increased liquidity constraints, resulted in airlines in India reducing the base commissions paid to travel agencies. These factors were primarily responsible for causing us to record a net loss of $(27.6) million in fiscal year 2013. Adverse economic developments continued to negatively affect the travel industry in fiscal year 2014, which was a significant reason for our net loss of $(20.9) million in fiscal year 2014. During fiscal year 2015, the domestic airlines in India continued to reduce the base commissions paid to travel agencies and we spent significantly on marketing expenses to promote transactions on our mobile platforms in India and to promote our international hotels. These factors were mainly responsible for our net loss of $(18.4) million in fiscal year 2015. Any consolidation in the airline industry involving our suppliers may also adversely affect our existing relationships and arrangements with such suppliers.

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

We Have Sustained Operating Losses in the Past and May Continue to Experience Operating Losses in the Future.

We sustained operating losses in fiscal years 2013, 2014 and 2015 and in all our fiscal years prior to and including fiscal year 2010. While we generated operating profits in fiscal years 2011 and 2012, there can be no assurance that we will be able to return to profitability or that we can avoid operating losses in the future. We expect that our advertisement and business promotion expenses going forward will increase as a result of our continued investment in the hotels and packages business. The degree of increase in these expenses will be largely based on anticipated organizational growth and revenue trends. As a result, any decrease or delay in generating additional sales volumes and revenue could result in substantial operating losses.

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

Our Results of Operations Are Subject to Fluctuations in Currency Exchange Rates.

Our presentation currency is the US dollar. However, the functional currency of MMT India, our key operating subsidiary, is the Indian Rupee. We receive a substantial portion of our revenue in Indian Rupees and most of our costs are incurred in Indian Rupees. Any fluctuation in the value of the Indian Rupee against the US dollar, such as the approximately 1.1% drop in the average value of the Indian Rupee as compared to the US dollar in fiscal year 2015 as compared to the average value of the Indian Rupee against the US dollar in fiscal year 2014, will affect our results of operations. For example, our loss on account of foreign exchange fluctuations in fiscal year 2015 was $5.2 million as compared to $2.7 million in fiscal year 2014. We expect to be adversely affected by any further depreciation of the Indian Rupee and Euro against the US dollar. The drop in the average value of the Indian Rupee as compared to the US dollar in fiscal year 2015 adversely impacted the Indian travel industry as it made outbound travel for Indian consumers more expensive. In addition, our exposure to foreign currency risk also arises in respect of our non-Indian Rupee-denominated trade and other receivables, trade and other payables, and cash and cash equivalents. Similarly, the drop in the average value of the Euro as compared to the US dollar in fiscal year 2015 has also adversely impacted the European travel industry.

Based on our operations in fiscal year 2015, a 10.0% appreciation of the US dollar against the Indian Rupee as of March 31, 2015, assuming all other variables remained constant, would have increased our loss for fiscal year 2015 by $1.9 million. Similarly, a 10.0% depreciation of the US dollar against the Indian Rupee as of March 31, 2015, assuming all other variables remained constant, would have decreased our loss for fiscal year 2014 by $1.9 million.

Further, we are also exposed to movements in currency exchange rates between the US dollar and the Euro. As the functional currency of the Hotel Travel Group is the US dollar, our exposure to foreign currency risk primarily arises in respect of our non-US dollar denominated trade and other receivables, trade and other payables and cash and cash equivalents, which were $0.4 million, $3.0 million and $1.7 million, respectively, as of March 31, 2015. Based on our operations in fiscal year 2015, a 10.0% appreciation of the Euro against the US dollar as of March 31, 2015, assuming all other variables remained constant, would have increased our loss for the year by $0.1 million. Similarly, a 10.0% depreciation of the Euro against the US dollar as of March 31, 2014, assuming all other variables remained constant, would have decreased our loss for the year by $0.1 million.

Similarly, as the functional currency of the ETB Group is the Euro, our exposure to foreign currency risk primarily arises in respect of our non-Euro denominated trade and other receivables, trade and other payables and cash and cash equivalents, which were $0.4 million, $6.7 million and $1.7 million, respectively, as of March 31, 2015. Based on our operations in fiscal year 2015, a 10.0% appreciation of the US dollar against the Euro as of

March 31, 2015, assuming all other variables remained constant, would have increased our loss for the year by $0.4 million. Similarly, a 10.0% depreciation of the US dollar against the Euro as of March 31, 2015, assuming all other variables remained constant, would have decreased our loss for the year by $0.4 million.

We are also exposed to movements between the US dollar and the Indian Rupee in our operations, as 3.9%, 2.9% and 1.8% of our revenue for fiscal years 2013, 2014 and 2015, respectively, was generated by MMT India from its air ticketing business and received in US dollars although our expenses are generally incurred in Indian Rupees. Additionally, we receive revenue from our hotels and packages business in Indian Rupees, but a portion of our expenses in this segment (those relating to outbound packages from India in particular) could be incurred in a non-Indian currency. We currently do not have any hedging agreements or similar arrangements with any counter-party to cover our exposure to any fluctuations in foreign exchange rates. Fluctuation in the Indian Rupee-US dollar exchange rate could have a material adverse effect on our business and our financial condition and results of operations as these are reported in US dollars.

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

Further, many of our contracts with outsourcing service providers are short-term or have short notice periods. For example, our agreement with Serco BPO Private Limited (formerly Intelenet Global Services Private Limited), or Serco, which provides call center services for our hotels and packages business is for a renewable term of three years but may be terminated by either party on two months’ notice. The agreements with some of our outsourcing service providers, including iEnergizer IT Services Private Limited, or iEnergizer IT Services, and Motif India Infotech Private Limited, or Motif India Infotech, may be terminated by either party on 90 days’ notice after the first year in the case of Motif India Infotech Private Limited and post the initial two year term for iEnergizer IT Services Private Limited. In the event one or more of our contracts with our outsourcing service providers is terminated on short notice, we may be unable to find alternative outsourcing service providers on commercially reasonable terms, or at all. Further, the quality of the service provided by a new or replacement outsourcing service provider may not meet our requirements, including during the transition and training phase. Hence, termination of any of our contracts with our outsourcing service providers could cause a decline in the quality of our services and disrupt and adversely affect our business, results of operations and financial condition.

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

The Travel Industry in India and Worldwide is Intensely Competitive, and We May Not Be Able to Effectively Compete in the Future.

The travel market is intensely competitive. Factors affecting our competitive success include, among other things, price, availability and breadth of choice of travel services and products, brand recognition, customer service, fees charged to travelers, ease of use, accessibility and reliability. We currently compete with both established and emerging providers of travel services and products, including other online travel agencies both in India and abroad, such as cleartrip.com, expedia.co.in, travelocity.co.in, yatra.com, goibibo.com, booking.com and agoda.com, as well as traditional travel agencies, tour operators, travel suppliers and operators of travel industry reservation databases. Large, established Internet search engines have also launched applications offering travel itineraries in destinations around the world, and meta-search companies who can aggregate travel search results also compete against us for customers. Certain of our competitors have launched brand marketing campaigns to increase their visibility with customers. For example, trivago.com had commenced a television advertising campaign in India. Some of our competitors have significantly greater financial, marketing, personnel and other resources than us and certain of our competitors have a longer history of established businesses and reputations in the Indian travel market (particularly in the hotels and packages business) as compared with us. From time to time we may be required to reduce service fees and net revenue margins in order to compete effectively and maintain or gain market share.

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

In our air ticketing business, we generate revenue through commissions and incentive payments from airline suppliers, service fees charged to our customers and fees from our GDS service provider. Our airline suppliers may reduce or eliminate the commissions and incentive payments they pay to us. For example, few airlines in India have reduced the base commissions paid to travel agencies during fiscal year 2015. To the extent any of our airline suppliers further reduce or eliminate the commissions or incentive payments they pay to us in the future, our revenue may be further reduced unless we are able to adequately mitigate such reduction by increasing the service fees we charge to our customers in a sustainable manner. Any increase in service fees, to mitigate reductions in or elimination of commissions or otherwise, may also result in a loss of potential customers. Further, our arrangements with the airlines that supply air tickets to us may limit the amount of service fees that we are able to charge our customers. Our business would also be negatively impacted if competition or regulation in the travel industry causes us to reduce or eliminate our service fees.

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

We have made a number of acquisitions since March 2010, including the acquisition of certain assets of Travis Internet Private Limited, an online bus ticketing company, 100% of Luxury Tours, a Singapore-based travel agency, 19.9% of Le Travenues Technology Private Limited, which owns and operates www.ixigo.com, an online travel meta search engine, approximately 38% stake in My Guest House Accommodations Private Limited, or My Guest House, which is engaged in the business of aggregation, sales and distribution of hotel room inventory with a special focus on budget lodging accommodations and serviced apartments, a 100% stake in the companies comprising the Hotel Travel Group, a group of companies which operate through their website HotelTravel.com and offers its customers online hotel reservations in South East Asia and other key global travel destinations, and a 100% stake in the ITC Group, a well-established hotel aggregator and tour operator in Thailand.

In February 2014, we acquired a 100% equity interest in the group of companies comprising the ETB Group. Established in 2004, the ETB Group primarily operates through its website www.easytobook.com and offers its customers online hotel reservations in Europe, North America and other key global travel destinations.

In September 2014, we announced the establishment of our innovation fund (“Innovation Fund”), through which we will consider investing up to $3.0 million in each start-up or early-stage companies in the travel technology space. Through the Innovation Fund, in December 2014, we acquired a minority equity stake in Simplotel Technologies Private Limited (“Simplotel”) and have committed to make a further investment by June 2015, which will increase our total equity shareholding in Simplotel to approximately 25%. Simplotel aims to provide hotels with responsive and optimized websites along with booking engines. We believe our investment in Simplotel will help to promote the online distribution of accommodation inventory in India. Further, in April 2015, we acquired certain assets of the online travel-planning service, Mygola.com, and the entire Mygola team joined our Company to focus on innovation in online travel. In April 2015, we acquired approximately 18% of the equity shares of Inspirock, Inc., which owns and operates www.inspirock.com, an online planning tool for developing custom-made itineraries. We believe that this investment will help us to further enhance our capabilities in the online tour planning space.

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

For example, since our acquisition of the Hotel Travel Group, a portion of our business and some of our employees are located in Thailand, and we intend to continue to develop and expand our business in Thailand. Consequently, our financial performance and the market price of our ordinary shares will be affected by social and civil unrest and other political, social and economic developments in or affecting Thailand, such as the military coup in May 2014 and continuing political unrest in Thailand, as well as any changes in exchange rates and controls, interest rates and changes in government policies, including taxation policies.

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

We Are Exposed to Risks Associated with Online Security and Credit Card Fraud.

The secure transmission of confidential information over the Internet is essential in maintaining customer and supplier confidence in us. Security breaches, whether instigated internally or externally on our system or other Internet-based systems, could significantly harm our business. We currently require customers to guarantee their transactions with their credit cards online. We rely on licensed encryption and authentication technology to effect secure transmission of confidential customer information, including credit card numbers, over the Internet. However, advances in technology or other developments could result in a compromise or breach of the technology that we use to protect customer and transaction data. We incur substantial expense to protect against and remedy security breaches and their consequences. However, our security measures may not prevent security breaches and we may be unsuccessful in or incur additional costs by implementing our remediation plan to address these potential exposures. In fiscal year 2015, our key operating subsidiaries in India and Malaysia incurred losses of $0.2 million and $0.7 million, respectively, on unauthorized credit card transactions. These losses pertained to credit card or digital commerce fraud committed by third parties on our websites through the purchase of air tickets and hotels and packages products using fraudulent credit cards.

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

In the processing of our customer transactions, we receive and store a large volume of customer information. Such information is increasingly subject to legislation and regulations in various jurisdictions and governments are increasingly acting to protect the privacy and security of personal information that is collected, processed and transmitted in or from the governing jurisdiction. We could be adversely affected if legislation or regulations are expanded or amended to require changes in our business practices or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our business, financial condition and results of operations. As privacy and data protection become more sensitive issues in India, we may also become exposed to potential liabilities. For example, under the Indian Information Technology Act, 2000, as amended, we are subject to civil liability for wrongful loss or gain arising from any negligence by us in implementing and maintaining reasonable security practices and procedures with respect to sensitive personal data or information on our computer systems, networks, databases and software. India has also implemented privacy laws, including the Information Technology (Reasonable Security Practices and Procedures and Sensitive Personal Data or Information) Rules, 2011, which impose limitations and restrictions on the collection, use and disclosure of personal information. Any liability we may incur for violation of such laws and regulations and related costs of compliance and other burdens may adversely affect our business and profitability.

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

We Cannot Be Sure That Our Intellectual Property Is Protected from Copying or Use by Others, Including Current or Potential Competitors.

Our websites and mobile applications rely on content and in-house customizations and enhancements of third-party technology, much of which is not subject to intellectual property protection. We protect our logo, brand name, websites’ domain names and, to a more limited extent, our content by relying on copyrights, trademarks, trade secret laws and confidentiality agreements. Even with all of these precautions, it is possible for someone else to copy or otherwise obtain and use our content, techniques, and technology without our authorization or to develop similar technology. While our domain names cannot be copied, another party could create an alternative domain name resembling ours that could be passed off as our domain name. Effective trademark, copyright and trade secret protection may not be available in every country in which we operate, offline or through the Internet, and policing unauthorized use of our content and technological customizations is difficult and expensive. Our logo and brand name, “MakeMyTrip,” are only registered as trademarks in India, Mauritius, Bhutan, Nepal, Singapore, Taiwan, Indonesia, Canada, United Arab Emirates, Australia and Malaysia and the logo “India Ahoy” is registered as a trademark in India. We have applied for registration of the trademark “MakeMyTrip” in Malaysia, Sri Lanka, Thailand, Oman, Qatar, Bahrain, United States and Saudi Arabia. We have also applied for trademark registration of the logos “Happy Holidays, Happy Prices” (our trademark for our holiday packages), “makemytrip.com — Memories Unlimited”, “Uncancel” and “my”; word marks “Traveltalkies” and “Memories Unlimited”; and logos and word marks for “tripalong”, “routeplanner” and “MakeMyTrip — Hotels Unlimited” in India, and such applications are currently pending. We have filed responses to objections raised by the Trademark Registry to certain of these applications. We have recently registered copyrights of our logo and brand name “MakeMyTrip” in India and copyright registration of certain specific representations of the logo “my”. We have also obtained an assignment over the trademark “Luxury Tours & Travel”. After our acquisitions of the Hotel Travel Group, the ETB Group and the ITC Group we filed trademark applications for the logos “HotelTravel”, “Easytobook” and “ITC” in Thailand, Australia, United Kingdom, Italy, India, United States and Japan which are currently pending. We have also applied for patents in India for certain aspects of our technological systems. We cannot be sure that our trademarks or domain names will be protected to the same extent as in the countries in which they are already registered or that the steps we have taken will prevent misappropriation or infringement of what we consider our proprietary information. Such misappropriation or infringement could have a material adverse effect on our business. In the future, we may need to engage in litigation to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation might result in substantial costs and diversion of resources and management attention.

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

The new Companies Act, 2013 and the rules thereunder, or the new Companies Act, contains significant changes to Indian company law, including in relation to the issue of capital by companies, related party transactions, corporate governance, audit matters, shareholder class actions and restrictions on the number of layers of subsidiaries. Moreover, companies exceeding certain net worth, revenue or profit thresholds are required to spend at least 2.0% of average net profits from the immediately preceding three financial years on corporate social responsibility projects, failing which an explanation is required to be provided in such companies’ annual reports. In addition, such companies are required to disclose their corporate social responsibility policies and activities on their websites, if any. While several provisions of the new Companies Act are currently effective, the existing Companies Act, 1956 remains in effect with respect to other provisions. The timeline for implementation of the remaining provisions of the new Companies Act is unclear. We may incur increased costs and other burdens relating to compliance with these new requirements, which may also require significant management time and other resources, and any failure to comply may adversely affect our business and results of operations.

The Government of India proposes to revamp the implementation of direct taxes through the introduction of the Direct Taxes Code (“DTC”). The tax impact of the DTC on our business is currently unclear. The Government has indicated in the union budget for the financial year 2016 that Direct Tax Code shall not be pursued further. The Government of India has also proposed a comprehensive national goods and services tax (“GST”) regime that will combine taxes and levies by the central and state governments into a unified rate structure. Given the limited availability of information in the public domain concerning the GST, we are unable to provide any assurance as to the tax regime following implementation of the GST. The implementation of this new structure may be affected by any disagreement between certain state governments, which could create uncertainty. Any such future amendments may affect the overall tax efficiency of any company operating in India, and may result in significant additional taxes becoming payable. GST is proposed to be effective as of April 1, 2016.

Further, the General Anti Avoidance Rules (“GAAR”) which was to come into effect from April 1, 2015, has been deferred for two years to April 1, 2017. It is also proposed that the relevant rules be amended to protect investments made up to March 31, 2017 from the applicability of GAAR. The tax consequences of the GAAR provisions being applied to an arrangement could result in denial of tax benefit amongst other consequences. In the absence of any precedents on the subject, the application of these provisions is uncertain. If the GAAR provisions are made applicable to our Company, it may have an adverse tax impact on us

The impact of any or all of the above changes to Indian legislation on our business cannot be fully determined at this time. Additionally, our business and financial performance could be adversely affected by unfavorable changes in or interpretations of existing, or the promulgation of new, laws, rules and regulations applicable to us and our business, including those relating to the Internet and e-commerce, consumer protection and privacy. Such unfavorable changes could decrease demand for our services and products, increase costs and/or subject us to additional liabilities. For example, there may continue to be an increasing number of laws and regulations pertaining to the Internet and e-commerce, which may relate to liability for information retrieved from or transmitted over the Internet or mobile networks, user privacy, taxation and the quality of services provided through the Internet. Furthermore, the growth and development of e-commerce may result in more stringent consumer protection laws that may impose additional burdens on Internet businesses generally. Any such changes could have an adverse effect on our business and financial performance.

The application of various Indian and international sales, use, occupancy, value-added and other tax laws, rules and regulations to our services and products is subject to interpretation by the applicable taxing authorities. Many of the statutes and regulations that impose these taxes were established before the growth of the Internet, mobile networks and e-commerce. If such tax laws, rules and regulations are amended, new adverse laws, rules or regulations are adopted or current laws are interpreted adversely to our interests, particularly with respect to occupancy or value-added or other taxes, the results could increase our tax payments (prospectively or retrospectively) and/or subject us to penalties and, if we pass on such costs to our customers, decrease the demand for our services and products. As a result, any such changes or interpretations could have an adverse effect on our business and financial performance. In recent years, we have received notices from the Indian tax regulatory authority for a demand of service tax on certain matters, some of which relate to the travel industry in India and involve complex interpretation of law. We have also received notices and various assessment orders from the Indian income tax authorities, to which we have responded. There can be no assurance that the Indian tax authorities will not take a different view. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings.”

Infrastructure in India May Not Be Upgraded in Order to Support Higher Internet Penetration, Which May Result in Additional Investments and Expenses for Us.

The majority of our bookings are made through our Indian website and our mobile offerings. According to the IAMAI’s forecasts, India’s Internet user population is forecasted to reach over 350 million by June 2015, driven by an estimated 213 million users who more access the Internet via mobile devices. There can be no assurance that Internet penetration in India will increase in the future as slowdowns or disruptions in upgrading efforts for infrastructure in India could reduce the rate of increase in the use of the Internet. As such we may need to make additional investments in alternative distribution channels. Further, any slowdown or negative deviation in the anticipated increase in Internet penetration in India may adversely affect our business and prospects.

Our Significant Shareholders Exercise Significant Influence over Our Company and May Have Interests That Are Different from Those of Our Shareholders.

As of March 31, 2015, SB Asia Investment Fund II L.P., or SAIF, owns 15.97% of the issued and outstanding shares of our company and each of T. Rowe Price (as defined in “Major Shareholders and Related Party Transactions”), Tiger Global (as defined in “Major Shareholders and Related Party Transactions”), Mr. Deep Kalra, personally and through Travogue (as defined in “Major Shareholders and Related Party

Transactions”), Wasatch Advisors Inc., Novel Century Ventures Ltd and Wells Fargo & Company beneficially own 11.06%, 6.27%, 9.53%, 10.13%, 7.01% and 5.48% respectively, of the issued and outstanding shares of our company. By virtue of such significant shareholdings, these shareholders have the ability to exercise significant influence over our company and our affairs and business, including the election of directors, the timing and payment of dividends, the adoption and amendments to our Constitution, the approval of a merger or sale of substantially all our assets and the approval of most other actions requiring the approval of our shareholders. The interests of these shareholders may be different from or conflict with the interests of our other shareholders and their influence may result in the delay or prevention of a change of management or control of our company, even if such a transaction may be beneficial to our other shareholders.

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

In fiscal years 2013, 2014 and 2015, 85.7%, 83.2% and 82.5%, respectively, of our revenue was derived directly from sales by our subsidiary in India. The performance and growth of our business are necessarily dependent on economic conditions prevalent in India, which may be materially and adversely affected by political instability or regional conflicts, a general rise in interest rates, inflation, and economic slowdown elsewhere in the world or otherwise. The CIA World Factbook estimates that consumer inflation in India was 9.7% in 2012 and 9.6% in 2013. The Indian economy also remains largely driven by the performance of the agriculture sector which depends on the quality of the monsoon which is difficult to predict. The Indian economy has grown significantly over the past few years, although it has recently experienced an economic slowdown. In the past, economic slowdowns in the Indian economy have harmed the travel industry as customers have less disposable income for their travels, especially holiday travel. Any continued or future slowdown in the Indian economy or a further increase in inflation could have a material adverse effect on the demand for the travel products we sell and, as a result, on our financial condition and results of operations.

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

Natural Calamities Could Have a Negative Impact on the Indian Economy and Cause Our Business to Suffer.

India has experienced natural calamities such as earthquakes, tsunamis, floods and drought in the past few years. For example, in September 2014, the state of Jammu and Kashmir in northern India, a popular tourism destination, experienced widespread floods and landslides, and in April 2015, an earthquake occurred in the Federal Democratic Republic of Nepal with aftershocks and landslides subsequently affecting the country. The extent and severity of these natural disasters determines their impact on the Indian economy. Substantially all of our operations and employees are located in India and there can be no assurance that we will not be affected by natural disasters in the future. Furthermore, if any of these natural disasters occur in tourist destinations in India, travel to and within India could be adversely affected, which could have an adverse impact on our business and financial performance.

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

Our Business and Activities Are Regulated by the Competition Act, 2002.

The Competition Act, 2002, as amended, or the Competition Act, prohibits practices that could have an appreciable adverse effect on competition in India. Under the Competition Act, any arrangement, understanding or action, whether formal or informal, which causes or is likely to cause an appreciable adverse effect on competition in India is void and may result in substantial penalties and compensation to be paid to persons shown to have suffered losses. Any agreement among competitors which directly or indirectly determines purchase or sale prices, results in bid rigging or collusive bidding, limits or controls production, supply, markets, technical development, investment or the provision of services, or shares the market or source of production or provision of services in any manner, including by way of allocation of geographical area or types of goods or services or number of customers in the market, is presumed to have an appreciable adverse effect on competition. Further, the Competition Act prohibits the abuse of a dominant position by any enterprise either directly or indirectly, including by way of unfair or discriminatory pricing or conditions in the sale of goods or services, using a dominant position in one relevant market to enter into, or protect, another relevant market, and denial of market access, and such practices are subject to substantial penalties and may also be subject to compensation for losses and orders to divide the enterprise. Further, the Competition Commission of India has extraterritorial powers and can investigate any agreements, abusive conduct or combination occurring outside India if such agreement, conduct or combination has an appreciable adverse effect on competition in India.

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

Our Investors May Be Subject to Indian Taxes on Income Arising Through the Sale of Our Ordinary Shares.

Amendments introduced in 2012 to the Income Tax Act, 1961, as amended, provide that income arising directly or indirectly through the sale of a capital asset, including any shares or interest in a company incorporated outside of India, will be subject to tax in India, if such shares or interest directly or indirectly derive their value substantially from assets located in India, irrespective of whether the seller of such shares has a residence, place of business, business connection, or any other presence in India. Through amendments introduced in 2015 to the Income Tax Act, 1961, the word “substantially” has been defined and investors may be subject to Indian income taxes on the income arising directly or indirectly through the sale of our ordinary shares subject to the provisions of double taxation avoidance agreements that India has entered into with other countries. Further, the amendments also contain an exemption with respect to alienation of shares by a transferor-investor whose voting rights or share capital, at any time during twelve-month period preceding the date of sale, does not exceed five percent of the total voting rights or share capital in the company, provided such transferor-investor is not vested with rights of management or control in any other form.

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

Following amendments to the Financial Services Act 2007 of Mauritius pursuant to the Finance (Miscellaneous Provisions) Act 2010 in December 2010, Mauritius companies holding a Category 1 Global Business License, or GBC1, issued by the Financial Services Commission in Mauritius are permitted to conduct business both in and outside Mauritius (instead of outside Mauritius only). The operations of a GBC1 company in Mauritius will be subject to tax on chargeable income at the rate of 15.0% in Mauritius. Our company holds a specific Tax Residence Certificate for India, valid until May 4, 2016 and a general Tax Residence Certificate for all jurisdictions, valid until May 8, 2016, from the Mauritius Revenue Authority, as per the guidelines prescribed by the Mauritius Revenue Authority. These tax residence certificates are renewed annually and we have applied for their renewal and currently await the renewed certificates.

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

As of March 31, 2015, we had 41,986,966 ordinary shares outstanding. All of the ordinary shares sold in our prior public offerings are freely tradable without restriction or further registration under the US Securities Act of 1933, or the Securities Act, unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Subject to applicable restrictions and limitations under Rule 144 of the Securities Act, all of our shares outstanding before our prior public offerings will be eligible for sale in the public market. If these shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our ordinary shares could decline. We cannot predict what effect, if any, market sales of ordinary shares held by our significant shareholders or any other shareholder or the availability of these ordinary shares for future sale will have on the market price of our ordinary shares.

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

Dividends and other distributions on equity paid by our operating subsidiaries will be our holding company’s principal source for cash in order for us to be able to pay any dividends and other cash distributions to our shareholders. As of the date of this Annual Report, MMT India or any other subsidiary has not paid any cash dividends on its equity shares. If our operating subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to our holding company. As our key operating subsidiary is established in India, it is also subject to certain limitations with respect to dividend payments.

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

Based on, among other things, the current and anticipated valuation of our assets and composition of our income and assets, we do not believe we were a passive foreign investment company, or PFIC, for US federal income tax purposes for our current taxable year or will become a PFIC in the foreseeable future. However, the application of the PFIC rules is subject to uncertainty in several respects. In addition, a separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year. A non-US corporation will be a PFIC for any taxable year if either (1) at least 75.0% of its gross income for such year is passive income or (2) at least 50.0% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25.0% (by value) of the stock. Because the value of our assets for purposes of the PFIC test will generally be determined in part by reference to the market price of our ordinary shares, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which a US Holder (as defined in “Item 10. Additional Information — E. Taxation — US Federal Income Taxation”) holds an ordinary share, certain adverse US federal income tax consequences could apply to such US Holder. See “Item 10. Additional Information — E. Taxation — US Federal Income Taxation — Passive Foreign Investment Company.”

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

A. History and Development of our Company

We (Company No. 24478/5832) are a public company incorporated under the laws of Mauritius with limited liability on April 28, 2000 and we hold a Category 1 Global Business Licence issued by the Financial Services Commission in Mauritius. Our registered office is located at c/o CIM Corporate Services Limited, Les Cascades Building, Edith Cavell Street, Port Louis, Mauritius and the telephone number for this office is (230) 212 9800 and our principal executive office is located at Tower A, SP Infocity, 243, Udyog Vihar, Phase 1, Gurgaon, Haryana 122016, India and the telephone number for this office is (91-124) 439-5000. Our principal website address is www.makemytrip.com. Our other websites include www.makemytrip.ae; www.makemytrip.com.sg; www.us.makemytrip.com, www.hoteltravel.com and www.easytobook.com. Information contained on our website, or the website of any of our subsidiaries or affiliates, is not a part of this Annual Report. Our agent for service in the United States is MakeMyTrip Inc., 60 East 42nd Street, Suite 2029, New York, NY 10165.

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

On April 22, 2014, we issued 38,655 shares as part of deferred consideration payable in relation to our acquisition of the Hotel Travel Group. These shares were issued from treasury shares held by us.

As of March 31, 2015, our stated capital was $232,021,106.24 comprising 41,986,966 ordinary shares with a par value of $0.0005 each.

As of April 30, 2015, our stated capital was $232,021,106.28, comprising 41,987,039 ordinary shares with a par value of $0.0005 each.

Recent Investments and Acquisitions

In November 2012, we acquired a 100.0% stake in the companies comprising the Hotel Travel Group. The Hotel Travel Group has been operating in Southeast Asia with the well-established brand “Hotel Travel” and through the website www.hoteltravel.com for over a decade with a presence in Malaysia, Thailand and Singapore. The total consideration payable to the promoters of the Hotel Travel Group by us is $25.0 million, subject to an estimated balance sheet adjustment. On November 6, 2012, $10.0 million of this amount was paid in cash and $3.3 million in the form of our shares, after making an adjustment for a portion of the estimated balance sheet adjustment. We have agreed to pay the remaining consideration in the form of our shares, subject to a final adjustment, in three annual tranches, with the final tranche scheduled for January 2016. In April 2014, the first tranche of $1.0 million was paid in form of our shares. We believe the acquisition of the Hotel Travel Group will help us further strengthen our presence in the hotels and packages segment in India and Southeast Asia.

In November 2012, we acquired a 51% stake in the ITC Group, a well-established hotel aggregator and tour operator in Thailand. The aggregate consideration we paid was (i) $2.2 million for the purchase of shares from the existing shareholders of the ITC Group, and (ii) $1.0 million for the subscription of new shares of the ITC Group. As of March 31, 2015, we owned 51% of the ITC Group. In May 2015, we acquired the remaining shares of the ITC Group from the existing shareholders for a consideration of approximately $2.0 million. We believe this acquisition will help us further expand our presence in Thailand, a key market for outbound holidays, by establishing more direct hotel relationships in the country.

On February 6, 2014, we completed our acquisition of the entire equity interest in a group of companies comprising the ETB Group. We purchased shares from the existing shareholders of the ETB Group and invested a further amount into the ETB Group. The total purchase consideration and investment in the ETB Group was approximately $4.4 million. The acquisition of the ETB Group is expected to further strengthen our existing travel technology platform and systems and to broaden the international hotel room offerings for customers travelling overseas, particularly to Europe which is a key tourist destination for Indians. We also intend to increase travel between Europe, India and Southeast Asia, through our expanded hotel and packages business which offer rooms in each of these key regions.

In September 2014, we announced the establishment of our innovation fund (“Innovation Fund”), through which the Company will consider investing up to $3.0 million in each start-up or early-stage companies in the travel technology space. Through the Innovation Fund, in December 2014, we acquired a minority equity stake in Simplotel Technologies Private Limited (“Simplotel”) and have committed to make a further investment by June 2015, which will increase our total equity shareholding in Simplotel to approximately 25%. Simplotel aims to provide hotels with responsive and optimized websites along with booking engines. We believe our investment in Simplotel will help to promote the online distribution of accommodation inventory in India. Further, in April 2015, we acquired certain assets of the online travel-planning service, Mygola.com, and the entire Mygola team joined our Company to focus on innovation in online travel. In April 2015, we acquired approximately 18% of the equity shares of Inspirock, Inc., which owns and operates www.inspirock.com, an online planning tool for developing custom-made itineraries. We believe that this investment will help us to further enhance our capabilities in the online tour planning space.

We have historically financed our capital expenditure requirements with cash flows from operations, as well as through the sale of our convertible and redeemable preferred shares and ordinary shares and proceeds from our public offerings.

We made capital expenditures of $6.9 million, $5.6 million and $7.0 million in fiscal years 2013, 2014 and 2015, respectively. As of March 31, 2015, we had committed capital expenditures of $0.1 million for fiscal year 2016, substantially all of which we expect to spend in India. In addition, we expect to spend an additional approximately $8.0 million to $10.0 million on capital expenditures during fiscal year 2016. Our capital expenditures have principally consisted of purchases of servers, workstations, computers, computer software, leasehold improvements and other items related to our technology platform and infrastructure, upgrading of our websites, as well as improvements to our leasehold premises.

For further details, see “Risk Factors — Risks Related to Us and Our Industry — We May Not Be Successful in Pursuing Strategic Partnerships and Acquisitions, and Future Partnerships and Acquisitions May Not Bring Us Anticipated Benefits.”

B. Business Overview

We are the leading online travel company in India. Through our primary website, www.makemytrip.com, and mobile platforms, travelers can research, plan and book a wide range of travel services and products in India as well as overseas. Our services and products include air tickets, hotels, packages, rail tickets, bus tickets, car hire and ancillary travel requirements such as facilitating access to third-party travel insurance and visa processing. As of March 31, 2015, we provided our customers with access to all major domestic full-service and low-cost airlines operating in India and all major airlines operating to and from India, over 24,000 hotels and guesthouses in India and more than 225,000 hotels and properties outside India, Indian Railways and several major Indian and Singapore bus operators.

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

We have invested significant capital in our infrastructure and in sales and marketing efforts to build our brand and gain recognition, and recorded net losses for each of our fiscal years except for fiscal years 2011 and 2012. We recorded net losses in fiscal years 2009 and 2010 of $(7.3) million and $(6.2) million, respectively, and recorded net profits of $4.8 million and $7.0 million, respectively, in fiscal years 2011 and 2012. We recorded a net loss of $(27.6) million, $(20.9) million and $(18.4) million in fiscal years 2013, 2014 and 2015, respectively.

We believe the strength of our brand, quality of our services, user-friendliness of our website experience, focus on our customers and efficacy of our marketing programs have enabled us to capture a significant share of the domestic air travel market in India, while increasing online penetration of the primarily-offline international air and hotels market in India. We have won a number of awards, including, most recently, Mobile Appies (2015) for the Most Innovative Travel App, Best Travel Portal India (2014) by World Travel Awards, Conde Nast Traveller Readers’ Travel Award – Favourite Online Travel Agent (2014, 2013), Best Travel Portal by CNBC Awaaz (2013) and Most Innovative B2C Company at Travel Innovation Summit by PhoCusWright (2013) for creating consumer friendly technologies. Our efforts on the mobile technology were recognized at EyeforTravel’s Social Media & Mobile in Travel Asia conference (2013) with the Best Mobile Strategy award. We have also been recognized as Best Travel Portal by Lonely Planet (2013 & 2012), Favourite Travel Portal by Outlook Traveller (2015, 2014 & 2013), Travel Innovator of the Year by Travel Distribution World Asia Awards (2012), Best Travel Portal by CNBC Awaaz (2009) besides receiving numerous awards from trade partners. We have leveraged our leading market share in air tickets and our strong brand to rapidly diversify into the hotels and packages business which represented 45.1% of our revenue less service cost during fiscal year 2015 as compared to 37.6% in fiscal year 2014. The number of transactions for air tickets and hotels and packages booked through us were 3.8 million and 0.6 million, respectively, in fiscal year 2013, 4.0 million and 0.9 million, respectively, in fiscal year 2014 and 5.4 million and 1.4 million, respectively, in fiscal year 2015. Our total revenue less service cost was $88.2 million in fiscal year 2013, $106.4 million in fiscal year 2014, and $138.9 million in fiscal year 2015.

Our websites are designed to provide our customers with a user-friendly experience. According to comScore, www.makemytrip.com had an average of over 7.8 million unique visitors per month in fiscal year 2015 and an average of over 8.3 million unique visitors per month in fiscal year 2014.

Our customers are now able to make bookings on our responsive mobile site, http://www.makemytrip.com, and on major mobile platforms through our mobile applications for iPhone and Android, which allow bookings for Indian and international flights and hotels, holiday packages, Indian railway tickets and Indian bus offerings, our mobile application for BlackBerry, which allows bookings for Indian domestic flights, and our Windows Mobile application, which allows bookings for Indian domestic flights and hotels. Our mobile traffic and transactions are increasing rapidly and our mobile customer base has increased from 10,394 as of December 31, 2011 to approximately 1.1 million as of March 31, 2015. As of March 31, 2015, our BlackBerry application, which was launched in early 2011, had been downloaded approximately 0.44 million times, our Android application, which was launched in April 2012, had been downloaded approximately 5.3 million times, our iPhone application, which was launched in July 2012, had been downloaded approximately 1.3 million times and our Windows Mobile application, which was launched in August 2013, had been downloaded approximately 0.36 million times. As of March 31, 2015, we had 8.5 million mobile users.

We have built an advanced and secure technology platform, which integrates our sales, customer service and fulfillment operations. Our technology platform is scalable and can be upgraded to handle increased traffic and complexity of products with limited additional investment. In the past, when multiple airlines have offered promotional rates, we have experienced peak traffic and our websites handled approximately 42,000 transactions and over 2 million searches in our flights section a day. In order to meet the requirements of this growing Indian middle class travel market where Internet penetration is relatively low, we also utilize other technology-enhanced distribution channels, including call centers and travel stores in India, as well as our travel agents’ network in India.

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

In December 2014, we acquired a minority equity stake in Simplotel Technologies Private Limited (“Simplotel”) and have committed to make a further investment by June 2015, which will increase our total equity shareholding in Simplotel to approximately 25%. Simplotel aims to provide hotels with responsive and optimized websites along with booking engines. We believe our investment in Simplotel will help to promote the online distribution of accommodation inventory in India. Further, in April 2015, we acquired certain assets of the online travel-planning service, Mygola.com, and the entire Mygola team joined our Company to focus on innovation in online travel. In April 2015, we acquired approximately 18% of the equity shares of Inspirock, Inc., which owns and operates www.inspirock.com, an online planning tool for developing custom-made itineraries. We believe that this investment will help us to further enhance our capabilities in the online tour planning space.

Our Strengths

We have the following competitive strengths:

The Leading Online Travel Company in India with a Well-Recognized Brand. Since commencing our travel business in India in 2005, we have become the leading company in the Indian online travel market. In fiscal year 2013, 3.4 million transactions for domestic air tickets in India and 0.6 million transactions for hotels and packages were booked through us. In fiscal year 2014, 3.5 million transactions for domestic air tickets in India and 0.9 million transactions for hotels and packages were booked through us. In fiscal year 2015, 4.8 million transactions for domestic air tickets in India and 1.4 million transactions for hotels and packages were booked through us. According to comScore, www.makemytrip.com had an average of over 7.8 million unique visitors per month in fiscal year 2015 and an average of over 8.3 million unique visitors per month in fiscal year 2014. Based on data from the DGCA, we estimate that one in seven domestic air passengers in India booked their air ticket through our company in fiscal year 2015.

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

Comprehensive Selection of Service and Product Offerings. We offer our customers a comprehensive selection of travel and travel-related services and products. We cater to the travel needs of residents in India as well as non-resident Indians and others traveling to India from the United States, Europe, Southeast Asia, the United Arab Emirates and other countries. Our services and products include air tickets, hotels, packages, rail tickets, bus tickets, car hire and ancillary travel requirements such as facilitating access to travel insurance and visa processing. As of March 31, 2015, we provided our customers with access to all major domestic full-service and low-cost airlines operating in India and all major airlines operating to and from India, over 24,000 hotels and guesthouses in India and more than 225,000 hotels and properties outside India, Indian Railways and several major Indian and Singapore bus operators. Our selection of hotels is diverse, with a number of choices for travelers from one-star to five-star offerings. We believe our comprehensive selection of travel services and products makes us a “one stop shop” for our customers’ travel needs and allows us to combine multiple products and provide customized packages that suit the unique needs of our customers.

Broad Distribution Network. We use a variety of technology-enhanced distribution channels to target the growing Indian middle class travel market, where Internet penetration is still relatively low. Our distribution network is centered on our India-focused website, www.makemytrip.com (which includes our US sub-domain website), our Southeast Asia-focused website, www.hoteltravel.com, our Europe-focused website, www.easytobook.com, and our United Arab Emirates-focused website, www.makemytrip.ae, our call centers, our airport counters and our various travel stores in 48 cities in India as of March 31, 2015. As of March 31, 2015, we also had a network of approximately 2,100 registered agents across approximately 190 cities and towns in India who can access our business-to-business, or B2B, website which enables them to sell our full suite of online travel services to their customers. Our customers are now able to make bookings on our mobile site, http://m.makemytrip.com, and on major mobile platforms through our mobile applications for iPhone and Android, which allow bookings for Indian and international flights, hotels and holiday packages and Indian bus offerings, our mobile application for BlackBerry, which allows bookings for Indian domestic flights, and our Windows Mobile application, which allows bookings for Indian domestic flights and hotels. Our broad distribution network gives us widespread access to travelers both in India as well as abroad.

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

Our technology platform in India is able to handle up to 3.0 million website requests and 8.5 million page views per day. This platform is scalable, and can be upgraded to handle increased traffic and complexity of products with limited additional investment. In the past, when multiple airlines have offered promotional rates, we have experienced peak traffic and our websites handled approximately 42,000 transactions and over 2.0 million searches in our flights section a day. We intend to continue to invest in mobile offerings and applications. Our Hotel Travel Group and ETB Group technology platforms are able to handle up to 4.0 million website requests each, per day.

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

We primarily outsource our call center operations and fulfillment process to Concentrix, iEnergizer IT Services, Serco, InterGlobe Technologies Private Limited, or InterGlobe and Motif India Infotech in India, as we believe these experienced and reputable service providers are able to adhere to our customer service standards and enhance our service quality. We also have a dedicated in-house escalation service which operates 24 hours a day, seven days a week, and is responsible for addressing issues or complaints raised by our customers.

Experienced Management Team. We operate in an industry where we believe one of the most important assets is the quality of our people. Our senior management team is comprised of industry executives with significant experience in the travel industry, including online travel agencies, in India, the United States and the United Kingdom. Our management team also has in-depth experience in the Internet and information technology industries, having worked with companies such as GE Capital, Kohler India, Yahoo and in the consumer industry, including Pepsi, Procter & Gamble and Future Group. We also actively recruit MBA graduates and engineers from leading institutions in India to fill important management roles in our company.

Our Strategy

We believe that the relatively low but fast growing Internet penetration and mobile internet in India, coupled with income growth in India provide us with significant growth opportunities. Our objective is to grow profitably by building on our current leadership position to become India’s dominant travel company. The key elements of our strategy include:

Expand Our Hotels and Packages Business. Our hotels and packages business generally yields higher net revenue margins than our air ticketing business, and we intend to continue shifting our business mix towards this segment. This will be done by proactively investing to gain further market share, through increasing automation, adopting new technologies and a deep customer focus. Our objective is to enable more hotel suppliers to be seamlessly connected to our various websites with the latest methodologies which include direct connects, channel managers and direct integrations with various aggregators. We also continue to focus on automation by making changes to our extranet to allow more of our hotel suppliers to use a self-service mode in managing their rates, inventory, content, payments, and confirm bookings made by our customers on a realtime basis. We are investing heavily on improving the customer experience by improving our offering on various devices (especially mobile and tablets) which the customers use to connect with us and becoming more content focused. We also intend to grow our packages business outside India through strategic partnerships and acquisitions, as well as by strengthening our relationships with key aggregators from whom we procure inventory for our packages products.

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

Pursue Selective Strategic Partnerships and Acquisitions. In addition to growing our business organically, we may also pursue strategic partnerships and targeted acquisitions that complement our service offerings, strengthen or establish our presence in our targeted overseas markets or to gain access to technology. In February 2014, we acquired 100% of the ETB Group, which primarily operates through its website www.easytobook.com and offers its customers online hotel reservations in Europe, North America and other key global travel destinations. During fiscal 2013, we completed our acquisition of 100% of Luxury Tours, a Singapore-based travel agency which is engaged in the business of providing hotel reservations, excursion tours and other related services to inbound and outbound travelers in Singapore and the rest of Southeast Asia. In November 2012, we acquired 100% of the Hotel Travel Group, a well-established travel company in Southeast Asia, especially Thailand, and a 51% stake in ITC group, a well-established hotel aggregator and tour operator focused on Thailand. We acquired the remaining shares of the ITC Group from its existing shareholders in May 2015. In November 2011, we acquired approximately 29% of My Guest House, which is engaged in the business of aggregation, sales and distribution of hotel room inventory with a special focus on budget lodging accommodations and serviced apartments. As of March 31, 2015, we hold 38.34% in My Guest House. In August 2011, we acquired 19.9% of Le Travenues Technology Private Limited, which owns and operates www.ixigo.com, an online travel meta search engine. We believe our existing technology platform will enable us to successfully and cost-effectively integrate our partners or new companies we acquire into our network and allow us to ensure our best practices are followed.

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

	Number of Transactions
	For fiscal year March 31
	2013	2014	2015
Indian domestic air travel	3.4 million	3.5 million	4.8 million
Outbound air travel	241,388	327,392	463,375

We provide our customers with a wide selection of airline tickets for all major domestic full-service and low-cost airlines operating in India, including Air India, Air India Express, Go Air, IndiGo, Jet Airways, SpiceJet, Air Costa, Vistara, Air Asia and Air Pegasus; and all major international flights that originate from cities in India, including Air India, British Airways, Emirates, Jet Airways, Lufthansa, Malaysia Airlines, Singapore Airlines, Thai Airways, FlyDubai, Air Asia, Etihad Airways, Kenya Airways, Qatar Airways, Virgin Atlantic, Malindo and Tiger Airways. We obtain inventory from these airlines either through a GDS (we primarily use Amadeus GDS) or via “direct connects” to the airlines’ booking systems.

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

Inbound Travel to India. We began selling air tickets for the United States-to-India sector in 2000. Our customers are mainly non-resident Indians and persons of Indian origin traveling to India. Our customers may search and book their flights on our US sub-domain website, us.makemytrip.com, which is linked to our primary website, www.makemytrip.com, and uses a similar search and display interface as our primary website, and may also call our toll-free US hotline, 1800-INDIA-10. The total number of transactions for inbound air travel to India booked primarily from the United States and the United Arab Emirates through us was 109,877 in fiscal year 2013, 154,996 in fiscal year 2014, and 180,243 in fiscal year 2015.

Hotels and Packages

We introduced our hotels and packages business in 2005 and have since experienced significant growth in this area, including through the acquisition of the Hotel Travel Group in November 2012 and the ETB Group in February 2014. In February 2015, we launched “Hotel Right Now” — our same day check-in offering on ioS, Android application platforms and mobile site. Customers can use this to make same day bookings at significant discounts. The total number of transactions in our hotels and packages business was 0.6 million in fiscal year 2013, 0.9 million in fiscal year 2014 and 1.4 million in fiscal year 2015.

Hotels. Through our acquisition of the Hotel Travel Group and the ETB Group, customers can now search, compare and make reservations at more than 24,000 hotels, villas and guesthouses in India and more than 225,000 hotels and properties outside India on our websites. We procure room inventory from our hotel suppliers through three methods: “direct connects,” “direct allocation” and, for most hotels outside of India, through contracts with online travel agents and aggregators outside India. Substantially all of our hotel suppliers in India have a “direct allocation” arrangement with us whereby they allocate rooms directly to us either by managing their room inventory on an extranet provided by us, or through channel managers, or supported by us via telephone. We do not assume any inventory risk for such “direct allocation” as unsold inventory is released to the hotels within an agreed period of time. The remaining hotels in India are connected through direct connects. “Direct connect” is the method by which our booking systems are integrated with the central reservations systems of the hotels and reservations made are confirmed on a real time basis, although this applies to a small proportion of our total hotels. Through our ongoing efforts to increase the automation of and otherwise improve our extranet, our hotel suppliers are now able to perform more of the necessary functions for executing transactions through our system without our direct involvement. We obtain inventory for most hotels outside India through contracts with other online travel agents and aggregators outside India. In some instances, in order to enjoy special negotiated rates for these hotels, we pre-purchase hotel room nights and assume inventory risk on them. We also own the travel website www.easytobook.com, which was acquired in February 2014 as part of our acquisition of the ETB Group. The room inventory on HotelTravel.com is sold to MakeMyTrip.com and ETB Group customers. The provision of rooms at HotelTravel.com is predominantly accomplished through contracts with online travel agents and aggregators, but it also includes “direct connects.” MakeMyTrip.com’s inventory of hotel rooms is also sold through HotelTravel.com. In addition to the complete integration of the hotel room inventory available on HotelTravel.com, Easytobook.com and MakeMyTrip.com, we are also working to integrate the technological capabilities of all three websites. For example, we have moved the hosting and monitoring of HotelTravel.com’s technology infrastructure to our Indian external data centers and team. In addition, our internal team that operates 24 hours a day, seven days a week monitoring the technology infrastructure of MakeMyTrip.com has taken on similar responsibilities with respect to HotelTravel.com. These and other planned integrations notwithstanding, certain business and sales functions will continue to operate separately.

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

Other Services and Products

Rail Tickets. We introduced the sale of railway tickets in India in 2009 after entering into an agreement with IRCTC, which granted us “direct-connect” access to Indian Railways’ passenger reservation system online and enabled our customers to reserve and purchase Indian Railways tickets on a real time basis through our Indian website. Indian Railways is India’s state-owned railway which owns and operates most of India’s rail transport. We booked 387,991, 245,542, and 194,856 transactions for rail tickets in fiscal years 2013, 2014 and 2015 respectively.

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

Bus Tickets. We have agreements with several major Indian and Singapore bus operators, some of which are operators of multiple routes, as well as with aggregators and other intermediaries. Our bus tickets inventory is obtained through four channels: real time inventory from operators who are directly connected to our booking system; inventory from aggregators who are directly connected to our booking system; inventory from operators who manage their inventory on an extranet supported by us; and inventory obtained by agreement with operators where a certain number of tickets are pre-allocated to us or sold to us “on request.” We booked 543,201, 645,001 and 535,782 transactions for bus tickets in fiscal years 2013, 2014 and 2015 respectively.

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

Our customers’ varied needs are served by different distribution channels. During fiscal year 2015, over 94.7% of our sales of air tickets for travel in India were made through our website, 3.9% of our sales for air tickets, which were most commonly for inbound travel, were made through our call centers. Our sales of hotel rooms are also primarily made through our websites. Our customers can book standard flight plus hotel packages on our websites, but the majority of the sales of packages within or outside India are concluded through our call centers, travel stores and travel agents’ network. All of our rail and bus ticket sales in India are made through our Indian website.

In fiscal year 2015, transactions executed through our websites, call centers and travel stores accounted for approximately 94.7%, 3.9% and 1.4%, respectively, of our total transactions. Further, in fiscal year 2015, our mobile platforms contributed approximately 16.1% of the total transactions carried out through our websites.

Internet Websites

We currently operate the websites www.makemytrip.com (including the sub-domain us.makemytrip.com), www.makemytrip.ae, www.makemytrip.com.sg and servicing the Indian domestic and outbound market, the United States-India inbound market (focusing in particular on non-resident Indians in the United States), the United Arab Emirates as well as neighboring Middle East countries, Singapore and neighboring Southeast Asian countries and the Canada-India market, respectively. We have tailored www.makemytrip.com and its content to our predominantly Indian user base. For example, we have localized our top-selling hotel webpages with information and using language that we believe would be more attractive and relevant to an Indian user. We also own the travel website www.easytobook.com, which was acquired in February 2014 as part of our acquisition of the ETB Group. The room inventory on HotelTravel.com is sold to MakeMyTrip.com and the ETB Group’s customers. The provision of rooms at HotelTravel.com is predominantly accomplished through contracts with online travel agents and aggregators, but it also includes “direct connects.” MakeMyTrip.com’s inventory of hotel rooms is also sold through HotelTravel.com. In addition to the complete integration of the hotel room inventory available on HotelTravel.com, Eastytobook.com and MakeMyTrip.com, we are also working to integrate the technological capabilities of all three websites. For example, we have moved the hosting and monitoring of HotelTravel.com’s technology infrastructure to our Indian external data centers and team. In addition, our internal team that operates 24 hours a day, seven days a week monitoring the technology infrastructure of MakeMyTrip.com has taken on similar responsibilities with respect to HotelTravel.com. These and other planned integrations notwithstanding, certain business and sales functions will continue to operate separately. In addition, we own the travel website www.easytobook.com, which was acquired in February 2014 as part of our acquisition of the ETB Group.

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

Payment. We offer our customers a variety of payment methods. On our Indian website, customers may pay in Indian Rupees with credit cards, debit cards issued by several major banks in India (including Citibank, ICICI Bank, HDFC Bank, State Bank of India and AXIS Bank), bank transfers or e-Wallets. E-Wallet is an additional payment services which allows customers to make payment using stored cards, prepaid cash and internet banking accounts among other options available with third party E-Wallets. We also offer partial payment options for large value transactions. The payment gateway for sales on our Indian website is secured by “Verified by VISA”, “MasterCard SecureCode”, “Diners ProtectBuy”, RuPay PaySecure and “American Express SafeKey”. Customers may also use our propriety prepaid wallet, “MyWallet”, to obtain instant refunds and a faster checkout experience. On our US website, customers may pay in US dollars with credit cards or through PayPal. On our United Arab Emirates website, customers may pay in United Arab Emirates Dirham with credit cards. On HotelTravel.com and Easytobook.com, customers may pay in multiple currencies with credit cards.

In order to simplify the booking process for our customers, our websites do not require prior customer registration in order for the purchase to be completed. Customers who do not wish to register will simply be prompted prior to payment to provide basic contact details (including their name, telephone number and e-mail address) for purposes of the travel product they intend to purchase. An electronic confirmation is sent to the customer’s e-mail address and customers can also use our self-service web-support, My Account, to check their flight or train details, print e-tickets and cancel flight and rail bookings and track progress of refunds.

Call Centers

Our in-house call centers, which mainly handle our sales and post-sales customer service support for our international hotels and packages business as well as domestic Indian packages with more complicated itineraries, are run out of Gurgaon in India, as well as out of Singapore and Thailand. Our call centers in India operate 24 hours a day, seven days a week and customers can call these centers through various toll-free numbers in India to consult with our sales representatives, receive comprehensive, real time hotel and package information, and make travel bookings. As of March 31, 2015, we employed approximately 140 sales representatives, including supervisors, in all of our in-house call centers. All of our sales representatives in India participate in a formal four-week training program before commencing work and have an in-depth knowledge of their relevant local market. Our sales representatives are also trained and updated with our new services and products.

To achieve cost-efficiency and scalability, we utilize various third-party vendors in India to manage our call center service and we outsource our call center service for sales and service for all international flights (both inbound to India and outbound from India), and most of our hotel reservations and packages to such vendors. Our outsourcing service providers also handle our post-sales customer service support for all flights (domestic and international), hotel reservations and packages, and rail and bus ticketing, as well as back office fulfillment and ticketing services. Our key outsourcing service providers are Concentrix, iEnergizer IT Services, Serco,

InterGlobe and Motif India Infotech in India, where agents provide both English and Hindi language options to our customers. We believe these experienced and reputable service providers are able to adhere to our customer service standards and enhance our service quality. Our agreement with iEnergizer IT Services provides our customers the option of using Tamil for their transactions. Our agreement with IBM has been transferred to another party which has acquired IBM’s business process outsourcing business. However, the business process outsourcing business will continue to operate under the IBM name. These external call centers also operate 24 hours a day, seven days a week. In aggregate, we had 1,192 external sales and service agents from Concentrix, iEnergizer IT Services, Serco, InterGlobe, Motif India Infotech and other providers constituting our outsourced call center sales and service force as of March 31, 2015. In addition, we also have 24 agents located at our outsourced call centers that handle customer service for any post-sale issues or queries for Easytobook.com. Our external agents must undergo a formal four-week training program as well as periodic refresher training courses in order to understand our processes and systems and be able to effectively service our customers.

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

Travel Stores

As of March 31, 2015, we had 24 company-owned travel stores in 18 cities, including one in our office in Gurgaon, 42 franchisee-owned travel stores which primarily sell packages in 38 cities, and counters in four major airports in India. We started our franchisee network in 2009 with six stores and initiated a major expansion in 2011.

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

Travel Agents’ Network

We have a travel agents’ network in India which we started in 2009 to enable registered agents to access our B2B website and sell our full suite of online travel products to their customers, although access is now only available for our hotels and packages products. As of March 31, 2015, we also had a network of approximately 2,100 registered agents across approximately 190 cities and towns in India. Our B2B website uses a similar interface as our external customer-facing websites and we were able to launch our B2B platform in a few months by leveraging technology already being used by us for our customer-facing websites. We believe our network is attractive to travel agents as we provide access to products which such agents may not otherwise be able to access cost-effectively or at all. These travel agents earn commissions from us depending on the volume and type of travel services and products sold. Furthermore, our travel agents’ network allows us to expand our footprint in India and distribution network in a cost-effective manner.

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

In addition to our basic and touch mobile sites accessible at http://m.makemytrip.com, our mobile services are available through our BlackBerry application, which was launched in early 2011, our Android application, which was launched in April 2012, our iPhone application, which was launched in July 2012 and our Windows Mobile application, which was launched in August 2013. Our mobile applications registered more than 7.4 million cumulative downloads as of March 31, 2015.

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

Technology and Infrastructure

General

We benefit from an advanced technology platform which we believe has a high level of reliability, security and scalability, and which has been designed to handle high transaction volumes across all our websites on shared infrastructure. We operate our technology platform through two external data centers in India, one located in Mumbai and one located in Chennai and one internal data center in our office in Gurgaon. Our Indian external data centers run together in “active-active” mode so that each serves approximately half of our website traffic at any given time. The hosting of Hoteltravel.com technology infrastructure moved to our data centres in Chennai and Mumbai in active-active mode since April 2014. Our internal data center runs independently and serves all the data needs of our internal operations, such as e-mail.

In the event one of our Indian external data centers shuts down, our other Indian external data center will automatically take over for it. This capability helps us to ensure business continuity and minimize potential damage in the event of a disruption. Our technology system is capable of handling up to 3.0 million website requests a day and 8.5 million page views per day.

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

Fully Integrated Technology Platform

Our CRM system in India uses software by Oracle RightNowTM CRM, which integrates our sales, customer service and fulfillment operations. Our web-enabled centralized booking system in India enables our customers and B2B partners to search and book travel services and products we sell and provide on a real time basis. We also have “Verified by VISA”, “MasterSecure” “Diners ProtectBuy”, RuPay PaySecure and “American Express SafeKey” payment gateways, which provides additional security for transactions via our Indian website using credit cards and debit cards issued by Indian institutions. We also offer payment options via netbanking and other instruments.

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

We integrate our ERP application (which uses Microsoft Dynamics TM) with Midoffice system which enables our agents to create and amend bookings as well as attend to customer inquiries. Our CRM system is designed to analyze customer needs for better servicing. It generates reports identifying areas of opportunity or weakness and thereby helps us in improving our service and product quality. We also use software from Omniture Web Analytics, SAS, Big Data Hive and Qlikview to assist us in analyzing our web-based business through various metrics, such as the rate of conversion of visitors to our websites to purchasing customers.

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

Our marketing programs and initiatives include broad-based campaigns, promotional or seasonal offers, as well as, brand campaigns to drive brand building with our customers. In May 2015, we launched a new brand-advertising campaign with a new tag-line ‘Dil Toh Roaming Hai’ with the objective to strengthen our brand connection to existing customers and target new consumers.

Our marketing efforts also involve partnerships with international tourism boards. From time to time, we may run promotional schemes offering free air tickets upon the purchase of certain air tickets. For example, in the past we have run a promotion offering one free domestic air ticket upon the purchase of one domestic air ticket in India, subject to certain conditions. The estimated cost of any such free air tickets is recognized at the time of issuance of the paid air tickets. We do not expect this promotion to have a significant impact on our revenues.

We also have alliances and arrangements with several major banks in India, with whom we run promotional offers and vouchers. We have also launched a strategic co-branded travel card with American Express, which offers a number of travel related products and benefits to its customers. The card was launched in November 2014. These alliances and arrangements provide us access to our partners’ customer base where targeted marketing can be made at relatively low costs. In January 2014 we expanded our loyalty program to allow for automatic enrollment of all our customers. This allows our customers to earn and redeem loyalty points with greater ease for both online and offline bookings. As of March 31, 2015, we had approximately 3.3 million members, 20% of which contribute significantly to our overall business.

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

The key channels through which we implement our customer support and communicate with our customers are as follows:

Web-based Support. We offer two web-based customer support services. Our self-service web-support, My Account which is available on our Indian website, enables our customers to check the status of their domestic flight, train, bus or hotel bookings, cancel bookings and track the progress of their refund, among other things. Customers who require assistance or have inquiries about certain products also have an option to contact our sales representatives via our websites and we have dedicated personnel available 24 hours a day, seven days a week, who provide assistance to our customers on a real time basis.

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

Our top five (in alphabetical order) airline suppliers for travel in India and overseas (based on revenue less service cost earned by us) and our top five (in alphabetical order) hotel suppliers (based on gross bookings) for fiscal 2015 were:

Airlines (Travel within India)	Airlines (International Travel)	Hotels (within India)
Air India	Air India	Carlson Group of Hotels
Go Air	Emirates	Fortune Group of Hotels
IndiGo	Etihad Airways	Himalayan Voyages Private Ltd
Jet Airways	Jet Airways	Indian Hotels Company Limited
SpiceJet	Malaysian Airlines	The Lalit Group of Hotels

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

Hotels

As of March 31, 2015, we provided our customers with access to over 24,000 hotels and guesthouses in India, and more than 225,000 hotels and properties outside India. Our hotel supply team is responsible for negotiating agreements or arrangements with independent hotels, hotel chains and hotel management companies and securing competitive rates, promotions and access to inventory for listing on our websites as well as packaging of holidays. We select our hotel partners by their reputation and quality and monitor customer feedback on our websites as well as other channels in order to ensure that hotels listed on our websites maintain acceptable standards.

In our hotels and packages business, our revenue represents the total amount paid by our customers for these travel services and products and the cost of procuring the relevant services and products are classified as service cost. We also earn commissions from other hotel suppliers, typically larger hotel chain operators, depending on the volume of reservations made through us.

Through our websites, customers can search, compare and make reservations at more than 24,000 hotels and guesthouses in India and more than 225,000 hotels and properties outside India as of March 31, 2015. We procure room inventory from our hotel suppliers through three methods: “direct allocation,” “direct connects”

and, for most hotels outside India, through contracts with online travel agents and aggregators. Substantially all of our hotel suppliers in India have a “direct allocation” arrangement with us whereby they allocate rooms directly to us either by managing their room inventory on an extranet provided by us, or through channel managers, or supported by us via telephone. We do not assume any inventory risk for such “direct allocation” as unsold inventory is released to the hotels within an agreed period of time. The remaining hotels in India are connected through direct connects. “Direct connect” is the method by which our booking systems are integrated with the central reservations systems of the hotels and reservations made are confirmed on a real time basis, although this applies to a small proportion of our total hotels. Through our ongoing efforts to increase the automation of and otherwise improve our extranet, our hotel suppliers are now able to perform more of the necessary functions for executing transactions through our system without our direct involvement. We obtain inventory for most hotels outside India through contracts with other online travel agents and aggregators outside India. In some instances, in order to enjoy special negotiated rates for these hotels, we pre-purchase hotel room nights and assume inventory risk on them. We also own the travel website www.easytobook.com, which was acquired in February 2014 as part of our acquisition of the ETB Group. In addition, we own the travel website HotelTravel.com.

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

We have registered our domain names, “www.makemytrip.com” (which includes the sub-domain “us.makemytrip.com” for our US website), “www.makemytrip.ae,” “www.makemytrip.com.sg,” “www.luxury.com.sg,” “www.indiaahoy.com,” and “www.hoteltravel.com” and have full legal rights over these domain names for the period for which such domain names are registered. We conduct our business under the “MakeMyTrip” brand name and logo and have registered the trademarks “MakeMyTrip” in India, Mauritius, Bhutan, Nepal, Singapore, Taiwan, Indonesia, Canada, United Arab Emirates, Australia and Malaysia and the logo “India Ahoy” is registered as a trademark in India. We have applied for registration of the trademark “MakeMyTrip” in Malaysia, Sri Lanka, Thailand, Oman, Qatar, Bahrain, United States and Saudi Arabia. We have also applied for trademark registration of the logos “Happy Holidays, Happy Prices” (our trademark for our holiday packages), “makemytrip.com — Memories Unlimited”, “Uncancel” and “my”; word marks “Traveltalkies” and “Memories Unlimited”; and logos and word marks for “tripalong”, “routeplanner” and “MakeMyTrip — Hotels Unlimited” in India, and such applications are currently pending. We have filed responses to objections by the Trademark Registry to certain of these applications. We have recently registered copyrights of our logo and brand name “MakeMyTrip” in India and copyright registration of certain specific representations of the logo “my”. We have also obtained an assignment over the trademark “Luxury Tours & Travel”. After our acquisitions of the Hotel Travel Group, the ETB Group and the ITC Group, we filed trademark applications for the logos “HotelTravel”, “EasyToBook” and “ITC” in Thailand, Australia, United Kingdom, Italy, India, United States and Japan which are currently pending. We have also applied for patents in India for certain aspects of our technological systems.

Employees

As of March 31, 2015, we had 1,774 employees. The following tables show a breakdown of our employees as of the end of our past three fiscal years by category of activity and geographic location.

	Number of Employees as of March 31,
Division/Function	2013	2014	2015
Management(1)	6	7	12
Product development	45	42	44
Sales and marketing	768	645	676
Technology development and technology support	297	351	336
Others (including operations, business development, administration, finance and accounting, legal and human resources)	497	667	706

Total	1,613	1,712	1,774

Note:

(1)	Includes Mr. Keyur Joshi who resigned as a director of our Company with effect from January 29, 2015 and continued as an executive officer of the Company until April 30, 2015, when he became the Strategic Advisor of the Company.

	Number of Employees as of March 31,
Location	2013	2014	2015
India	1,279	1,308	1400
United States and Canada	5	5	4
Singapore	78	56	63
Malaysia	11	17	19
Thailand	235	267	223
United Arab Emirates	4	3	5
China and Hong Kong	1	2	1
The Netherlands	—	39	43
Israel	—	15	16

Total	1,613	1,712	1,774

None of our employees are represented by a labor union. We believe that our relations with our employees are good. We also contract with third parties for the provision of temporary employees from time to time based on the needs of our businesses for various functions, including administration, technology-related projects and staffing at our travel stores and airport counters. As of March 31, 2015, we employed 126 temporary and contractual employees.

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

MMT India requires licenses from state tourism departments to act as a travel agent/tour operator in certain states in India. MMT India has received such a license in West Bengal and in the National Capital Territory of Delhi, while some of such licenses for the National Capital Territory of Delhi have been applied for and we are awaiting receipt of such licences. In addition, Luxury Tours holds a travel agent’s license from the Singapore Tourism Board, Luxury Tours (Malaysia) holds an Inbound license from the Ministry of Tourism, Malaysia and ITC Bangkok Co. Ltd. holds an inbound license from the Tourism Authority of Thailand.

MMT India has obtained a license from the Reserve Bank of India to act as a Full Fledged Money Changer (single branch), which requires that MMT India maintain minimum net owned funds of Rs. 2.5 million (approximately $0.04 million).

Under the Indian Information Technology Act, 2000, as amended, we are subject to civil liability to compensate for wrongful loss or gain to any person arising from negligence in implementing and maintaining reasonable security practices and procedures with respect to sensitive personal data or information that we possess, deal with or handle in our computer systems, networks, databases and software. India has also implemented privacy laws, including the Information Technology (Reasonable Security Practices and Procedures and Sensitive Personal Data or Information) Rules, 2011, which impose limitations and restrictions on the collection, use and disclosure of personal information.

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

The consolidated foreign direct investment policy, or the FDI Policy, issued by the Department of Industrial Policy & Promotion, Ministry of Commerce & Industry, Government of India and the Foreign Exchange Management Act, 1999, as amended, and the regulations framed thereunder, or the FEMA have certain requirements with respect to downstream investments by Indian companies that are owned or controlled by foreign entities, as well as investments and acquisition by foreign entities in certain sectors with caps on foreign investments. These requirements currently include restrictions on issuances, pricing and valuation of shares of Indian companies and sources of funding for such investments, which may, in certain cases, require prior notice to or approval of the Government of India.

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

Notes:

(1)	MakeMyTrip (India) Private Limited has an insignificant 100% subsidiary incorporated in India during fiscal year 2015.
(2)	The Hotel Travel Group consists of (i) Techblend Inc. (British Virgin Islands) — 100%; (ii) Hotel Travel Limited (Malaysia) — 100%; (iii) HTN Co., Ltd. (Thailand) — 100%; and (iv) other insignificant subsidiaries.
(3)	The ITC Group consists of (i) ITC Bangkok Co., Ltd. (Thailand) — 100%; and (ii) other insignificant subsidiaries.
(4)	The ETB Group consists of (i) Easy to Book Holding B.V. (Netherlands) — 100%; (ii) Easy to Book Service B.V. (Netherlands) — 100%; and (iii) two other insignificant subsidiaries including one incorporated in India during fiscal year 2015.

D. Property, Plants and Equipment

Our primary facility is our principal executive office located in Gurgaon, India. We have leased this approximately 93,700 square foot facility through at least fiscal year 2020.

As of March 31, 2015, we had 24 company-owned travel stores in 18 cities, including one in our office in Gurgaon, 42 franchisee-owned travel stores which primarily sell packages in 38 cities and counters in four major airports in India. Outside of India, we lease offices in New York, San Francisco, Singapore, Kuala Lumpur, Phuket, Bangkok, Dubai, Amsterdam and Herzliya, Israel and we own two offices in Phuket.

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

Overview

We are the leading online travel company in India. Through our primary website, www.makemytrip.com, and other technology-enhanced platforms, travelers can research, plan and book a wide range of travel services and products in India as well as overseas. Our services and products include air tickets, hotels, packages, rail tickets, bus tickets, car hire and ancillary travel requirements such as facilitating access to travel insurance. In order to meet the requirements of the growing Indian middle class travel market where Internet penetration is relatively low, we also utilize other technology-enhanced distribution channels, including call centers, our travel stores in India, as well as our travel agents’ network in India. Our customers are now able to make bookings on our mobile site, http://m.makemytrip.com, and on major mobile platforms through our mobile applications, including Indian and international flights, hotels and holiday packages and Indian bus offerings through our Android and iPhone applications, Indian domestic flights through our BlackBerry application, and Indian domestic flights and hotels through our Windows Mobile application. We believe that smartphones and mobile devices will become a more integral part of how our customers shop for and purchase our products in the coming years.

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

The following tables reconcile our revenue (an IFRS measure) to revenue less service cost (a non-IFRS measure):

	Air Ticketing			Hotels and Packages			Other Revenue			Total
	Fiscal Year Ended March 31			Fiscal Year Ended March 31			Fiscal Year Ended March 31			Fiscal Year Ended March 31
	2013	2014	2015	2013	2014	2015	2013	2014	2015	2013	2014	2015
Revenue	$60,888.8	$66,523.2	$74,324.9	$164,129.3	$184,500.7	$220,511.9	$3,803.8	$4,350.7	$4,824.9	$228,821.9	$255,374.6	$299,661.7
Less:
Service Cost	4,119.6	4,471.7	2,815.7	136,537.1	144,507.8	157,897.2	—	—	—	140,656.7	148,979.6	160,712.9
Revenue less service cost	$56,769.2	$62,051.5	$71,509.2	$27,592.2	$39,992.9	$62,614.7	$3,803.8	$4,350.7	$4,824.9	$88,165.2	$106,395.1	$138,948.8
% of total revenue less service cost	64.4%	58.3%	51.5%	31.3%	37.6%	45.1%	4.3%	4.1%	3.5%	100.0%	100.0%	100.0%

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

	Fiscal Year Ended March 31
	2013	2014	2015
	(in thousands, except percentages)
Number of transactions:
Air ticketing	3,794.1	3,999.2	5,432.8
Hotels and packages	568.1	869.8	1,385.5
Gross bookings:
Air ticketing	$939,637.5	$943,699.1	$1,175,379.2
Hotels and packages	229,921.0	317,518.4	472,997.6

	$1,169,558.6	$1,261,217.5	$1,648,376.8

Net revenue margins:
Air ticketing	6.0%	6.6%	6.1%
Hotels and packages	12.0%	12.6%	13.2%
Combined net revenue margin for air ticketing and hotels and packages	7.2%	8.1%	8.1%

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

During fiscal year 2013, Kingfisher Airlines, one of the major airlines in India and one of our airline suppliers, shut down its operations, which resulted in a decline in the total capacity in the airline industry in India. In addition, adverse changes to the overall business and financial climate for the airline industry in India due to various factors including, but not limited to, rising fuel costs, high taxes, significant depreciation of the Indian Rupee as compared to the US dollar making travel for Indian consumers outside India more expensive, and increased liquidity constraints, resulted in airlines in India reducing the base commissions paid to travel agencies. These factors were primarily responsible for causing us to record a net loss of $(27.6) million in fiscal year 2013. Adverse economic developments continued to negatively affect the travel industry in fiscal year 2014, which was a significant reason for our net loss of $(20.9) million in fiscal year 2014. During fiscal year 2015, the domestic airlines in India continued to reduce the base commissions paid to travel agencies and we spent significantly on marketing expenses to promote transactions on our mobile platforms in India and to promote our international hotels. These factors were mainly responsible for our net loss of $(18.4) million in fiscal year 2015. Any consolidation in the airline industry involving our suppliers may also adversely affect our existing relationships and arrangements with such suppliers.

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

In fiscal year 2013, our air ticketing net revenue margin was 6.0%, which increased marginally to 6.6% in fiscal year 2014, mainly as a result of an improvement in the negotiated rates and incentive deals we received from our air ticketing suppliers in fiscal year 2014. In fiscal year 2015, our air ticketing net revenue margins decreased to 6.1%, as a result of certain airlines in India lowering the base commissions paid to travel agencies.

In fiscal year 2014, our net revenue margins in the hotels and packages business increased from 12.0% in fiscal year 2013 to 12.6% in fiscal year 2014. The increase in margin was achieved due to an increase of our suppliers through the acquisitions in fiscal year 2013 and the acquisition of the ETB Group in February 2014. As a result of selling inventory available from internal suppliers such as the Hotel Travel Group and ITC Group during fiscal year 2014, we purchased less inventory from external vendors as compared to fiscal year 2013, who typically charge a commission in addition to the cost of the hotel room or package. In fiscal year 2015, our net revenue margins in the hotels and packages business increased from 12.6% in fiscal year 2014 to 13.2% in fiscal year 2015. The increased margins during the reported year were driven by higher volumes, better negotiated rates and higher performance linked incentives based on target achievement and other incentives. The growth in this segment was further aided by full year impact of consolidation of ETB Group into our financial results, which we acquired in February 2014.

Our hotels and packages transactions have increased over the last three fiscal years, increasing from 0.6 million transactions in fiscal year 2013 to 1.4 million transactions in fiscal year 2015. Gross bookings for hotels and packages increased from $229.9 million in fiscal year 2013 to $473.0 million in fiscal year 2015. Revenue less service cost from our hotels and packages business accounted for 31.3%, 37.6% and 45.1% of our total revenue less service cost in fiscal years 2013, 2014 and 2015, respectively. The increase of revenue less service cost in fiscal year 2015 as compared to fiscal year 2014 was due to a significant increase in the number of transactions and an increase in net revenue margins, further aided by the acquisition of the ETB Group in the fourth quarter of fiscal year 2014.

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

Advertising and Business Promotion Expenses. Competition in the Indian and global online travel industry has intensified and the industry is expected to remain highly competitive for the foreseeable future. Increased competition may cause us to increase our advertising and business promotion expenses in the future in order to compete effectively with new entrants and existing players in the market. We may also increase our advertising and business promotion expenses as a result of our expansion into new markets and such expenses may not be offset by increased revenue particularly at the initial commencement of business in these new markets.

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

US Dollar-Indian Rupee Exchange Rate. The reporting currency of our financial statements is the US dollar. However, the functional currency of our key operating subsidiary in India is the Indian Rupee. We generate a substantial portion of our revenue in Indian Rupees and substantially all of our costs are borne in Indian Rupees. A majority of our assets and liabilities are also denominated in Indian Rupees.

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

In the past few years, there have been periods of high volatility in the Indian Rupee and US dollar exchange rate. In fiscal year 2015, the average value of the Indian Rupee depreciated 1.1% against the US dollar as compared to the average value of the Indian Rupee in fiscal year 2014. This volatility is illustrated in the table set forth in the section titled “Exchange Rates.” As a result of the depreciation of the Indian Rupee and the Euro against the US dollar during fiscal year 2015, our loss on account of foreign exchange fluctuations during fiscal year 2015 was $(5.2) million as compared to $(2.7) million for fiscal year 2014.

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

Other Revenue. Our other revenue primarily comprises revenue from commissions or fees from IRCTC for the sale of rail tickets, bus operators for the sale of bus tickets, as well as Apollo Munich Health Insurance Company Limited for our facilitation of the access to travel insurance, and third-party advertising on our websites. We also receive fees from aggregators from whom we procure inventory for certain bus tickets, when we book bus tickets through them. We expect that revenue from these other businesses will continue to contribute an insignificant percentage of our revenue in the near future.

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

	Air Ticketing			Hotels and Packages			Other Revenue			Total
	Fiscal Year Ended March 31			Fiscal Year Ended March 31			Fiscal Year Ended March 31			Fiscal Year Ended March 31
	2013	2014	2015	2013	2014	2015	2013	2014	2015	2013	2014	2015
Revenue on gross basis	$5,139.0	$5,228.0	$3,556.1	$154,972.9	$164,087.7	$183,255.4	$—	$—	$—	$160,111.9	$169,315.7	$186,811.5
Revenue on net basis	55,749.8	61,295.1	70,768.8	9,156.4	20,413.0	37,256.5	3,803.8	4,350.7	4,824.9	68,710.0	86,058.9	112,850.2

Revenue	$60,888.8	$66,523.2	$74,324.9	$164,129.3	$184,500.7	$220,511.9	$3,803.8	$4,350.7	$4,824.9	$228,821.9	$255,374.6	$299,661.7
Less:
Service cost	4,119.6	4,471.7	2,815.7	136,537.1	144,507.8	144,507.8	—	—	—	140,656.7	148,979.6	160,712.9

Revenue less service cost	$56,769.2	$62,051.5	$71,509.2	$27,592.2	$39,992.9	$39,992.9	$3,803.8	$4,350.7	$4,824.9	$88,165.2	$106,395.1	$138,948.8

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

Finance Income

Finance income comprises interest income on funds invested, change in financial liability and net gain on change in fair value of derivatives. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance Costs

Finance costs comprise interest expense on borrowings, change in financial liability, net loss on change in fair value of derivatives and impairment losses recognized on financial assets, including trade and other receivables. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

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

Hotels and Packages. Income from our hotels and packages business, including income from air tickets sold as part of packages, is accounted for on a “gross” basis as we are the primary obligor in the arrangement and incur risk and responsibility, including the responsibility for delivery of services. Our hotels and packages revenue also includes commissions we earn for the sale of hotel rooms (without packages), and commissions we earn as an agent from other online travel agents and aggregators from whom we procure hotel rooms for our customers for most hotels outside India, which are accounted for on a “net” basis. We earn commissions in a similar manner for certain non-hotel products related to our packages. Our hotels and packages revenue is recognized on the check-in date for hotel reservations and the date of departure for packages, respectively. Income from our hotels and packages business includes amount received from suppliers for online promotions of their brands on our websites.

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

	Fiscal Year Ended March 31
	2013		2014		2015
	Amount	%	Amount	%	Amount	%
	(in thousands, except percentages)
Revenue	$228,821.9	100.0	$255,374.6	100.0	$299,661.7	100.0
Other Income	—	—	1,312.3	0.5	853.4	0.3
Service cost	(140,656.7)	(61.5)	(148,979.6)	(58.3)	(160,712.9)	(53.6)
Personnel expenses	(34,520.5)	(15.1)	(37,220.8)	(14.6)	(44,317.5)	(14.8)
Other operating expenses	(67,954.0)	(29.7)	(80,116.0)	(31.4)	(102,069.0)	(34.1)
Depreciation and amortization	(3,752.7)	(1.6)	(5,692.1)	(2.2)	(7,954.6)	(2.7)
Results from operating activities	(18,062.0)	(7.9)	(15,321.6)	(6.0)	(14,540.0)	(4.9)
Finance income	4,197.6	1.8	2,441.8	1.0	3,168.3	1.1
Finance costs	(4,939.5)	(2.2)	(7,775.7)	(3.0)	(6,711.7)	(2.2)
Share of loss of equity-accounted investees	(186.1)	(0.1)	(171.5)	(0.1)	(139.2)	(0.0)
Profit (Loss) before tax	(18,990.1)	(8.3)	(20,827.0)	(8.2)	(18,223.0)	(6.1)
Income tax benefit (expense)	(8,599.0)	(3.8)	(78.5)	(0.0)	(134.6)	(0.0)
Profit (Loss) for the year	(27,589.1)	(12.1)	(20,905.6)	(8.2)	(18,358.0)	(6.1)

Fiscal Year 2015 Compared to Fiscal Year 2014

Revenue. We generated revenue of $299.7 million in fiscal year 2015, an increase of 17.3% over revenue of $255.4 million in fiscal year 2014.

Air Ticketing. Revenue from our air ticketing business increased by 11.7% to $74.3 million in fiscal year 2015 from $66.5 million in fiscal year 2014. Our revenue less service costs increased by 15.2% to $71.5 million in fiscal year 2015 from $62.1 million in fiscal year 2014. This growth was driven by a year on year increase of 35.8% in air ticketing transactions for the full fiscal year and an increase in gross bookings of 24.6% to $1.2 billion in fiscal year 2015 from $0.9 billion in fiscal year 2014 partially offset by a decrease in net revenue margin from 6.6% in fiscal year 2014 to 6.1% in fiscal year 2015. Our net revenue margin in fiscal year 2015 decreased to 6.0% as a result of certain airlines in India lowering the base commissions paid to travel agencies. The transaction growth in fiscal year 2015 was largely driven by special fares offered by Indian domestic carriers and the ongoing shift from offline to online booking channels in both our domestic and international air ticketing business.

Hotels and Packages. Revenue from our hotels and packages business increased by 19.5% to $220.5 million in fiscal year 2015 from $184.5 million in fiscal year 2014. Our revenue less service costs increased by 56.6% to

$62.6 million in fiscal year 2015 from $40.0 million in fiscal year 2014. This growth was due to an increase in gross bookings by 49.0%, a 59.3% increase in the number of transactions and an expansion of net revenue margins from 12.6% in fiscal year 2014 to 13.2% in fiscal year 2015. The increased margins during the reported year were driven by higher volumes, better negotiated rates with our suppliers and higher performance linked incentives based on target achievement and other incentives provided to us by our suppliers. The growth in this segment was further aided by full year impact of consolidation of the ETB Group into our financial results, which we acquired in February 2014.

Other Revenue. Our other revenue increased to $4.8 million in fiscal year 2015 from $4.4 million in fiscal year 2014, primarily due to an increase in facilitation fees from travel insurance sales.

Other Income. Our other income was $0.9 million in fiscal year 2015, primarily due to write-back of amounts that we had previously provided for but that was no longer required to be provided for. Our other income accounted for $1.3 million in fiscal year 2014, primarily due to gain on bargain purchase of $1.2 million on the acquisition of the ETB Group acquisition in February 2014.

Service Cost. Service cost increased to $160.7 million in fiscal year 2015 from $149.0 million in fiscal year 2014, mainly as a result of an increase in the transaction volume in our hotels and packages business in fiscal year 2015.

Total Revenue less Service Cost. Our total revenue less service costs increased by 30.6% to $138.9 million in fiscal year 2015 from $106.4 million in fiscal year 2014. This growth resulted from a 56.6% increase in our hotels and packages revenue less service costs and an increase of 15.2% in our air ticketing revenue less service costs.

Personnel Expenses. Personnel expenses increased by 19.1% to $44.3 million in fiscal year 2015 from $37.2 million in fiscal year 2014. This increase was on account of higher employee share-based compensation costs and an annual increase in wages in fiscal year 2015 and full year impact of consolidation of the ETB Group, which we acquired in February 2014. Excluding employee share-based compensation costs, personnel expenses as a percentage of net revenue decreased by 1.52% from fiscal year 2014 to fiscal year 2015.

Other Operating Expenses. Other operating expenses increased by 27.4% to $102.1 million in fiscal year 2015 from $80.1 million in fiscal year 2014, primarily as a result of an increase in advertisement expenses for our hotels and packages business, payment gateway charges in line with the growth in our business and full year impact of the consolidation of the ETB Group acquisition.

Depreciation and Amortization. Our depreciation and amortization expenses increased by 39.7% to $8.0 million in fiscal year 2015 from $5.7 million in fiscal year 2014, primarily as a result of an increase in amortization costs on acquisition-related intangibles and cost incurred on website developments and software.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities was a loss of $14.5 million in fiscal year 2015 as compared to a loss of $15.3 million in fiscal year 2014. Our adjusted operating profit (loss) is calculated by excluding the effects of the following from our results from operating activities: employee share-based compensation costs, mergers and acquisitions related expenses, amortization of acquisition related intangibles for both fiscal years 2015 and 2014, direct costs related to the registration of shares of our shareholders, and gain on bargain purchase for fiscal year 2014 and severance cost related to a prior acquisition for fiscal year 2015. After taking into account such adjustments, we had adjusted operating profit of $0.5 million in fiscal year 2015 compared with an adjusted operating loss of $3.5 million in fiscal year 2014. For further information in respect of this non-IFRS measure, see “–Certain Non-IFRS Measures” elsewhere in this Annual Report.

Finance Income. Our finance income increased to $3.2 million in fiscal year 2015 from $2.4 million in fiscal year 2014, primarily as a result of an increase in interest income on term deposits with banks in fiscal year 2015.

Finance Costs. Our finance costs decreased to $6.7 million in fiscal year 2015 as compared to $7.8 million in fiscal year 2014, primarily due to higher provisioning of loss on trade and other receivables in fiscal year 2014, offset by higher foreign exchange losses on account of depreciation of the Indian Rupee and the Euro against the US dollar in fiscal year 2015.

Profit (Loss) for the year. As a result of the foregoing factors, our loss for the year ended March 31, 2015 was $18.4 million as compared to a loss of $20.9 million in the year ended March 31, 2014. Excluding the effects of our employee share-based compensation costs, merger and acquisition related expenses, amortization of acquisition related intangibles and income tax expense for both fiscal years 2015 and 2014, direct costs related to registration of shares by shareholders, net loss on change in the fair value of derivative financial instruments and gain on bargain purchase for fiscal year 2014 and severance cost related to prior acquisition for fiscal year 2015, we would have recorded a net loss of $2.8 million in the year ended March 31, 2015 as against a net loss of $7.3 million in year ended March 31, 2014. For further information in respect of this non-IFRS measure, see “— Certain Non-IFRS Measures” elsewhere in this Annual Report.

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

Depreciation and Amortization. Our depreciation and amortization expenses increased by 51.7% to $5.7 million in fiscal year 2014 from $3.8 million in fiscal year 2013, primarily as a result of an increase in amortization costs on acquisition-related intangibles and costs incurred on website developments and software.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities was a loss of $15.3 million in fiscal year 2014 as compared to a loss of $18.1 million in fiscal year 2013. Our adjusted operating profit (loss) is calculated by excluding the effects of the following from our results from operating activities: employee share-based compensation costs, mergers and acquisitions related expenses, amortization of acquisition related intangibles and direct costs related to the registration of shares of our shareholders, and gain on bargain purchase. After taking into account such adjustments, we had adjusted operating loss of $3.5 million in fiscal year 2014 and $5.1 million in fiscal year 2013, respectively. For further information in respect of this non-IFRS measure, see “— Certain Non-IFRS Measures” elsewhere in this Annual Report.

Finance Income. Our finance income decreased to $2.4 million in fiscal year 2014 from $4.2 million in fiscal year 2013, primarily as a result of a decrease in interest income on term deposits with banks in fiscal year 2014.

Finance Costs. Our finance costs increased to $7.8 million in fiscal year 2014 as compared to $4.9 million in fiscal year 2013, primarily due to higher foreign exchange losses on account of depreciation of the Indian Rupee against the US dollar in fiscal year 2014 of $0.8 million, an increase in net change in fair value of financial liability related to business combination in fiscal year 2014 of $0.6 million and costs incurred related to our follow-on offering of $0.4 million.

Income Tax Benefit (Expense). In fiscal year 2013, we recorded an impairment of deferred tax assets of $8.5 million related to our Indian subsidiary, based on the evaluation of convincing evidence as required by International Accounting Standard — Income Taxes (IAS 12). The impairment had no impact on our ability to utilize loss carry forwards or tax assets in the future and was not a reflection of management’s views on its ability to increase the profitability of the business in the future. During fiscal year 2014, we did not recognize deferred tax asset on tax losses and other temporary differences based on recognition guidance as required by IAS 12.

Profit (Loss) for the Year. As a result of the foregoing factors, including the effects of income tax benefit (expense), employee share-based compensation costs, mergers and acquisitions related expenses, amortization of acquisition related intangibles, and costs incurred related to our follow-on offering and gain on bargain purchase for fiscal year 2014, our loss for fiscal year 2014 was $20.9 million as compared to a loss of $27.6 million in fiscal year 2013. Our adjusted net profit (loss) is calculated by excluding the effects of the following from our profit (loss) for the year: mergers and acquisitions related expenses, amortization of acquisition related intangibles, employee share-based compensation costs, net loss on change in the fair value of derivative financial instruments, net change in fair value of financial liability related to business combination, deferred tax benefit (expense), public offering costs and gain on bargain purchase. After taking into account such adjustments, we had adjusted net loss of $7.3 million in fiscal year 2014 and $6.0 million in fiscal year 2013, respectively. For further information in respect of this non-IFRS measure, see “ — Certain Non-IFRS Measures” elsewhere in this Annual Report.

Liquidity and Capital Resources

Historically, our sources of liquidity have principally been proceeds from the sale of our convertible preferred shares and ordinary shares, bank overdrafts and working capital facilities and cash flows from operations. Our cash requirements have mainly been for working capital as well as capital expenditures and acquisitions.

As of March 31, 2015, our primary sources of liquidity were $49.9 million of cash and cash equivalents and $93.5 million in term deposits with various banks, which are available on demand. A portion of such term deposits are used to secure bank overdraft facilities with various banks in India, including IndusInd Bank, HDFC Bank and Yes Bank, which are used for working capital purposes. As of March 31, 2015, we had no amount outstanding under our bank overdraft facilities.

Our trade and other receivables primarily comprise commissions, incentive or other payments owing to us from airlines, receivables from our corporate and retail customers to whom we typically extend credit periods, security deposits paid primarily for our leased premises as well as interest accrued but not due on our term deposits. Our trade and other receivables increased from $29.4 million as of March 31, 2014 to $29.9 million as of March 31, 2015, primarily as a result of an increase in receivables in our hotels and packages business during fiscal year 2015.

Our other current assets primarily consist of deposits and advances to our suppliers to secure better prices and availability of bookings in future periods. Our other current assets increased from $34.7 million as of March 31, 2014 to $40.3 million as of March 31, 2015, primarily due to increases in advances to airlines and increases in other receivables.

As of March 31, 2015, MMT India had the following facility available in India from HDFC Bank: an overdraft facility for up to Rs. 200 million (approximately $3.1 million), with interest payable at an average rate of 9.8% (weighted average fixed deposit rate plus 1.00%) per annum, secured by fixed deposits of MMT India. As of March 31, 2015, no amount was outstanding under this facility.

As of March 31, 2015, MMT India had the following facility available in India from Yes Bank: an overdraft facility for up to Rs. 300 million (approximately $4.7 million), with interest payable at an average rate of 10.4% (weighted average fixed deposit rate plus 1.00%) per annum, secured by fixed deposits of MMT India. As of March 31, 2015, no amount was outstanding under this facility.

As of March 31, 2015, MMT India had the following facilities available in India from IndusInd Bank: (i) an secured overdraft facility for up to Rs. 300 million (approximately $4.7 million), with interest payable at an average rate of 10.4% (weighted average fixed deposit rate plus 1.00%) per annum, secured by fixed deposits of MMT India, (ii) an unsecured overdraft facility for up to Rs. 150 million (approximately $2.4 million) with primary security as exclusive charge over the entire assets of MMT India and (iii) an overdraft facility against credit card receivables of Rs. 200 million (approximately $3.1 million) along with charge on entire assets of the Company and direct payment routing confirmation of entire receivables from American Express Credit Card with IndusInd Bank. As of March 31, 2015, no amounts were outstanding under these facilities.

From time to time, we are also required by certain international and Indian airlines, hotels and packages suppliers, as well as certain aggregators from whom we obtain hotel inventory and other travel suppliers, to obtain bank guarantees/letters of credit to secure our obligations to them. As of March 31, 2015, MMT India had sanctioned bank guarantee limits of (i) Rs. 1,400 million (approximately $22.0 million) from IndusInd Bank against exclusive charge on the assets along with corporate guarantee from MakeMyTrip Limited, (ii) Rs. 5 million (approximately $0.1 million) from Yes Bank against fixed deposits and (iii) Rs. 50 million (approximately $0.8 million) from HDFC Bank against fixed deposit. As of March 31, 2015, an aggregate of Rs. 969.4 million (approximately $15.2 million) of such bank guarantees were utilized, including (i) Rs. 948.3 million (approximately $14.9 million) from IndusInd Bank and (ii) Rs. 21.1 million (approximately $0.3 million) from HDFC Bank, respectively, but no demand had been made against any of these guarantees.

In addition, MMT USA has obtained certificates of deposit totaling $0.6 million to provide guarantees to various international airlines; MakeMyTrip Limited has obtained certificates of deposits totaling $ 1.5 million to provide guarantees to various international hotels suppliers; Luxury Tours has obtained certificates of deposit totaling $0.4 million to provide guarantees to various international hotels and packages suppliers; and the ITC Group has obtained certificates of deposit totaling $0.8 million to provide guarantees to various international airlines.

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

The following table sets forth the summary of our cash flows for the periods indicated:

	Fiscal year ended March 31
	2013	2014	2015
	(in millions)
Net cash from/(used in) operating activities	$13.6	$(4.0)	$10.8
Net cash from/(used in) investing activities	(17.9)	(64.5)	5.4
Net cash from/(used in) financing activities	(1.4)	72.5	(2.7)
Net increase/(decrease) in cash and cash equivalents	(5.7)	4.0	13.5
Cash and cash equivalents at beginning of year	43.8	35.6	38.0
Effect of exchange rate fluctuations on cash held	(2.4)	(1.7)	(1.7)
Cash and cash equivalents at end of year	35.6 (1)	38.0 (2)	49.9 (3)

Notes:

(1)	Includes $0.9 million of bank overdrafts and excludes $48.1 million of term deposits not classified as “cash and cash equivalents.”
(2)	Excludes $105.2 million of term deposits not classified as “cash and cash equivalents.” As of March 31, 2014, we did not have any amounts outstanding under our overdraft facilities.
(3)	Excludes $93.5 million of term deposits not classified as “cash and cash equivalents.” As of March 31, 2015, we did not have any amounts outstanding under our overdraft facilities.

Net Cash Generated From/(Used In) Operating Activities

Our net cash generated from operating activities was $10.8 million in fiscal year 2015, as compared to net cash used in operating activities of $4.0 million in fiscal year 2014, an increase of $14.8 million in fiscal year 2015. Our net income adjusted for amortization and depreciation and other non-cash items increased by $5.6 million in fiscal year 2015. Further, in fiscal year 2015, there was decrease in our working capital by $5.0 million as compared to an increase in working capital of $4.2 million in fiscal year 2014. The working capital decrease in fiscal year 2015 was primarily due to an increase in trade and other payables by $17.4 million due to increase in advances from customers for future bookings, particularly in our hotels segment, including advances to airlines for fiscal year 2016, partially offset by increase in withholding taxes deducted on our air ticketing revenue by our suppliers.

Our net cash used in operating activities was $4.0 million in fiscal year 2014, as compared to net cash generated from operating activities of $13.6 million in fiscal year 2013, a decrease of $17.6 million in fiscal year 2014. Our net income adjusted for amortization and depreciation and other non-cash items increased by $2.9 million in fiscal year 2014. Further, in fiscal year 2014, there was an increase in our working capital by $4.2 million as compared to a decrease in working capital of $16.3 million in fiscal year 2013. The working capital increase in fiscal year 2014 was primarily due to an increase in advance to suppliers by $12.8 million particularly in our hotels segment, including advances to airlines for fiscal year 2015 and an increase in our trade and other receivables by $6.4 million due to increase in receivables from airlines and customers. This increase in working capital was partially offset by increase in employee withholding taxes payables by approximately $3.6 million.

Net Cash Generated From/(Used In) Investing Activities.

In fiscal year 2015, cash generated from investing activities was $5.4 million. We had redeemed term deposits with banks amounting to $17.2 million (computed using average exchange rates for the period) mainly for investment and working capital purposes and received interest on our term deposits of $2.1 million. Further, we invested $6.2 million (computed using average exchange rates for the period) in term deposits with banks, $2.8 million in fixed assets, as well as investment of $4.2 million in software and website development projects.

In fiscal year 2014, cash used in investing activities was $64.5 million. We had invested in term deposits with banks amounting to $91.6 million (computed using average exchange rates for the period), and made investment of $2.1 million in fixed assets, as well as investment of $3.5 million in software and website development projects, partially offset by $32.2 million (computed using average exchange rates for the period) in redemption of term deposits with banks, mainly for investment and working capital purposes and $2.5 million in interest received on our term deposits. Further, $2.2 million (net of cash acquired) was paid to acquire the ETB Group.

In fiscal year 2013, cash used in investing activities was $17.9 million, primarily as a result of a cash payment of $6.6 million (net of cash acquired) to acquire the Hotel Travel Group, $3.0 million (net of cash acquired) to acquire a majority stake in the ITC Group, and $0.6 million to acquire additional equity interests in My Guest House. Further, we had invested in term deposits with banks amounting to $31.9 million (computed using average exchange rates for the period), and made investment of $2.9 million in fixed assets, as well as investment of $4.1 million in software and website development projects, partially offset by $27.6 million (computed using average exchange rates for the period) in redemption of term deposits with banks, mainly for investment and working capital purposes and $3.4 million in interest received on our term deposits.

Net Cash Generated From/(Used In) Financing Activities.

In fiscal year 2015, cash used in financing activities was $2.7 million, primarily as a result of payment of deferred consideration related to business combination of $1.4 million. Further, we made payments of $0.8 million as interest on bank overdrafts and our other finance charges, repurchased 20,000 of our own ordinary shares for $0.4 million and paid $0.4 million for direct cost in related to follow-on public offerings. The cash outflows from these payments was partially offset by collection of $0.2 million as proceeds from the issuance of shares on exercise of share-based awards by certain of our employees.

In fiscal year 2014, cash generated from financing activities was $72.5 million, primarily as a result of net proceeds from the issuance of ordinary shares in our follow-on public offering of $73.7 million (net of direct cost related to offering of $2.8 million). Additionally, we collected $0.3 million as proceeds from the issuance of shares on exercise of share-based awards by certain of our employees. The cash from these issuances was offset by $1.4 million of interest on bank overdrafts and our other finance charges.

In fiscal year 2013, cash used in financing activities was $1.4 million, primarily as a result of payment of $0.8 million to complete our acquisition of Luxury Tours. Additionally, we repurchased 40,142 of our own ordinary shares for $0.5 million and paid interest on bank overdrafts and our working capital facilities of $0.6 million. The cash from these payments was partially offset by collection of $0.4 million as proceeds from the issuance of shares on exercise of share-based awards by certain of our employees.

Capital Expenditures

We have historically financed our capital expenditure requirements with cash flows from operations, as well as through the sale of our convertible and redeemable preferred shares and ordinary shares and proceeds from our public offerings.

We made capital expenditures of $6.9 million, $5.6 million and $7.0 million in fiscal years 2013, 2014 and 2015, respectively. As of March 31, 2015, we had committed capital expenditures of $0.1 million for fiscal year 2015, substantially all of which we expect to spend in India. In addition, we expect to spend an additional approximately $8.0 million to $10.0 million on capital expenditures during fiscal year 2016. Our capital expenditures have principally consisted of purchases of servers, workstations, computers, computer software, leasehold improvements and other items related to our technology platform and infrastructure, upgrading of our websites, as well as improvements to our leasehold premises.

Off-Balance Sheet Arrangements

As of March 31, 2015, MMT India had obtained Rs. 960.2 million (approximately $18.2 million) in bank guarantees, primarily from IndusInd Bank in favor of IATA, against any payment default by us to all airlines participating in IATA’s bill settlement plan, and MMT USA and the ITC Group had obtained certificates of deposit totaling $0.6 million and $0.8 million, respectively, for the purposes of providing guarantees to various international airlines. Additionally, MakeMyTrip Limited and Luxury Tours had obtained certificates of deposit totaling $5.0 million and $0.3 million, respectively, for purposes of providing guarantees to various hotels and packages suppliers for purposes of providing guarantees to various hotels and packages suppliers. Apart from the foregoing, we do not have any outstanding off-balance sheet derivative financial instruments, guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

Contractual Obligations

The following table sets forth our contractual obligations as of March 31, 2015. Other than the lease obligations specified below, we do not have any long-term commitments:

	Payment Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Operating lease obligations(1)	$8,581.4	$2,014.0	$3,131.5	$2,765.2	$670.6
Finance lease obligations(2)	24.3	15.9	8.4	—	—
Purchase obligations(3)	123.0	123.0	—	—	—
Employee benefits(4)	1,345.4	—	—	—	—

Notes:

(1)	Operating lease obligations relate to our leasing arrangements for our various office premises.
(2)	Finance lease obligations relate to our leasing arrangements for motor vehicles used in our business.
(3)	We enter into purchase orders from time to time for various equipment or other requirements for our business.
(4)	Employee benefits in the statement of financial position include $1.3 million in respect of employee benefit obligation. For this amount, the extent of the amount and timing of repayment/settlement is not reliably estimable or determinable at present and accordingly have not been disclosed in the table above.

Inflation

The CIA World Factbook estimates that consumer inflation in India was 9.7% in 2012 and 9.6% in 2013. For more information, see “Risk Factors — Risks Related to Operations in India — As the Domestic Indian Market Constitutes a Significant Source of Our Revenue, a Slowdown in Economic Growth in India Could Cause Our Business to Suffer.”

Quantitative and Qualitative Disclosures about Market Risk

Our business activities are exposed to a variety of market risks, including credit risk, foreign currency risk and interest rate risk.

Credit Risk. Financial instruments that potentially subject us to concentrations of credit risk consist principally of term deposits, cash equivalents, and trade and other receivables. By their nature, all such financial instruments involve risks, including the credit risk of non-performance by counterparties. Our cash equivalents, bank balances and term deposits are placed with banks with high investment grade credit ratings, and our term deposits may be withdrawn at any time prior to maturity except that this would result in a lower interest rate. Trade and other receivables are typically unsecured and arise mainly from commissions and incentive payments owing to us from our airline suppliers, receivables from our hotel suppliers which represent amounts owing to us from deposits we place with such hotels, and receivables from our corporate and retail customers to whom we typically extend credit periods. We review the credit worthiness of our clients to which we have granted credit terms in the normal course of the business. We believe there is no significant risk of loss in the event of non-performance of the counterparties to these financial instruments, other than the amounts already provided for in our financial statements. See note 34 to our audited consolidated financial statements in this Annual Report for additional information relating to our exposure to credit risk.

Foreign Exchange Risk. We are exposed to movements in currency exchange rates, primarily those related to the US dollar and the Indian Rupee. As the functional currency of MMT India, our key operating subsidiary, is the Indian Rupee, our exposure to foreign currency risk primarily arises in respect of our non-Indian Rupee-denominated trade and other receivables, trade and other payables and cash and cash equivalents, which were $10.9 million, $34.1 million and $3.4 million, respectively, as of March 31, 2015. Based on our operations in fiscal year 2015, a 10.0% appreciation of the US dollar against the Indian Rupee as of March 31, 2015, assuming all other variables remained constant, would have increased our loss for fiscal year 2015 by $1.9 million. Similarly, a 10.0% depreciation of the US dollar against the Indian Rupee as of March 31, 2015, assuming all other variables remained constant, would have decreased our loss for fiscal year 2014 by $1.9 million.

Further, we are also exposed to movements in currency exchange rates between the US dollar and the Euro. As the functional currency of the Hotel Travel Group is the US dollar, our exposure to foreign currency risk primarily arises in respect of our non-US dollar denominated trade and other receivables, trade and other payables and cash and cash equivalents, which were $0.4 million, $3.0 million and $1.7 million, respectively, as of March 31, 2015. Based on our operations in fiscal year 2015, a 10.0% appreciation of the Euro against the US dollar as of March 31, 2015, assuming all other variables remained constant, would have increased our loss for the year by $0.1 million. Similarly, a 10.0% depreciation of the Euro against the US dollar as of March 31, 2014, assuming all other variables remained constant, would have decreased our loss for the year by $0.1 million.

Similarly, as the functional currency of the ETB Group is the Euro, our exposure to foreign currency risk primarily arises in respect of our non-Euro denominated trade and other receivables, trade and other payables and cash and cash equivalents, which were $0.4 million, $6.7 million and $1.7 million, respectively, as of March 31, 2015. Based on our operations in fiscal year 2015, a 10.0% appreciation of the US dollar against the Euro as of March 31, 2015, assuming all other variables remained constant, would have increased our loss for the year by $0.4 million. Similarly, a 10.0% depreciation of the US dollar against the Euro as of March 31, 2015, assuming all other variables remained constant, would have decreased our loss for the year by $0.4 million.

We are also exposed to movements between the US dollar and the Indian Rupee in our operations, as 3.9%, 2.9% and 1.8% of our revenue for fiscal years 2013, 2014 and 2015, respectively, was generated by MMT India from its air ticketing business and received in US dollars although our expenses are generally incurred in Indian Rupees. Additionally, we receive revenue from our hotels and packages business in Indian Rupees, but a portion of our expenses in this segment (those relating to outbound packages from India in particular) could be incurred in a non-Indian currency. We currently do not have any hedging agreements or similar arrangements with any counter-party to cover our exposure to any fluctuations in foreign exchange rates. Fluctuation in the Indian Rupee-US dollar exchange rate could have a material adverse effect on our business and our financial condition and results of operations as reported in US dollars. For more information, see “Risk Factors — Risks Related to Us and Our Industry — Our Results of Operations are Subject to Fluctuations in Currency Exchange Rates”.

Interest Rate Risk. Our exposure to interest rate risk for changes in interest rates relates primarily to our term deposits and bank overdrafts. As of March 31, 2015, we had fixed rate financial instruments consisting of $93.5 million of term deposits. As of March 31, 2014, we had fixed rate financial instruments consisting of $105.2 million of term deposits. We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. Our future interest income and financing cost may fluctuate in line with changes in interest rates. As of March 31, 2014 and 2015, we had no amount outstanding on account of variable rate financial instruments. A sensitivity analysis shows that any increase in the interest rates as of March 31, 2014 and 2015 would not have affected our profit or loss and would not have had any impact on our equity.

Certain Non-IFRS Measures

In addition to referring to revenue less service cost, we also refer to adjusted operating profit (loss) and adjusted net profit (loss) which are non-IFRS measures and most directly comparable to results from operating activities and profit (loss) for the year, respectively, each of which is an IFRS measure.

We use financial statements that exclude share-based compensation expense, all merger and acquisitions related expenses, amortization of acquired intangibles and change in financial liability relating to acquisitions for our internal management reporting, budgeting and decision making purposes, including comparing our operating results to that of our competitors. Because of varying available valuation methodologies and subjective assumptions that companies can use when adopting IFRS 2 “Share based payment”, management believes that providing non-GAAP financial measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies. Accordingly, we believe that adjusted operating profit (loss) and adjusted net profit (loss) are useful in measuring the results of our company and provide investors and analysts a more accurate representation of our operating results. However, the presentation of these non-IFRS measures are not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

A limitation of using adjusted operating profit (loss) and adjusted net profit (loss) versus operating profit (loss) and net profit (loss) calculated in accordance with IFRS is that these non-GAAP financial measures exclude a recurring cost, namely share-based compensation. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from adjusted operating profit (loss) and adjusted net profit (loss).

The following table reconciles our results from operating activities (an IFRS measure) to adjusted operating profit (loss) (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Operating Profit (Loss)	Fiscal Year Ended March 31
(Unaudited)	2013	2014	2015
	(in millions)
Result from operating activities as per IFRS	$(18.1)	$(15.3)	$(14.5)
Add: Employee share-based compensation costs	11.7	11.1	12.3
Add: Direct cost related to registration of shares by shareholders	—	0.1	—
Less: Gain on bargain purchase	—	(1.2)	—
Add: Merger and acquisitions related expenses	0.7	0.4	0.4
Add: Severance cost related to a prior acquisition	—	—	0.6
Add: Acquisition related intangibles amortization	0.6	1.4	1.7

Adjusted Operating Profit (Loss)	$(5.1)	$(3.5)	$0.5

The following table reconciles our profit (loss) for the year (an IFRS measure) to adjusted net profit (loss) (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Net Profit (Loss)	Fiscal Year Ended March 31
(Unaudited)	2013	2014	2015
	(in millions)
Profit (Loss) for the year as per IFRS	$(27.6)	$(20.9)	$(18.4)
Add: Employee share-based compensation costs	11.7	11.1	12.3
Add: Direct cost related to public offerings	—	0.5	—
Less: Gain on bargain purchase	—	(1.2)	—
Add: Acquisition related intangibles amortization	0.6	0.4	1.7
Add: Severance cost related to a prior acquisition	—	—	0.6
Add (Less): Net (gain) loss on change in fair value of derivative financial instrument	(0.2)	(0.2)	—
Add: Merger and acquisitions related expenses	0.7	0.4	0.4
Add (Less): Net change in value of financial liability related to business combination	0.2	1.1	0.5
Less: Income tax (benefit) expense	8.6	0.1	0.1

Adjusted Net Profit (Loss)	$(6.0)	$(7.3)	$(2.8)

New Accounting Standards and Interpretations Not Yet Adopted by Our Group

IFRS 9 Financial Instruments: In November 2009, the International Accounting Standards Board (IASB) issued IFRS 9, Financial Instruments: Recognition and Measurement, to reduce the complexity of the current rules on financial instruments as mandated in IAS 39. IFRS 9 has fewer classification and measurement categories as compared to IAS 39 and has eliminated the categories of held to maturity, available for sale and loans and receivables. Further it eliminates the rule-based requirement of segregating embedded derivatives and tainting rules pertaining to held to maturity investments. For an investment in an equity instrument which is not held for trading, IFRS 9 permits an irrevocable election, on initial recognition, on an individual share-by-share basis, to present all fair value changes from the investment in other comprehensive income. No amount recognized in other comprehensive income would ever be reclassified to profit or loss. IFRS 9 was further amended in October 2010, and such amendment introduced requirements on accounting for financial liabilities. This amendment addresses the issue of volatility in the profit or loss due to changes in the fair value of an entity’s own debt. It requires the entity, which chooses to measure a liability at fair value, to present the portion of the fair value change attributable to the entity’s own credit risk in the other comprehensive income.

Further, in July 2014, the IASB has published the final version of IFRS 9 ‘Financial Instruments’ bringing together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 ‘Financial Instruments: Recognition and Measurement’. This version adds a new expected loss impairment model and limited amendments to classification and measurement for financial assets. The standard supersedes all previous versions of IFRS 9. The effective date for companies to adopt IFRS 9 is for annual periods beginning on or after January 1 2018, though early adoption is permitted. Our group is currently evaluating the requirements of IFRS 9, and has not yet determined the impact on the consolidated financial statements.

IFRS 15 Revenue from Contracts with Customers: In May 2014, the International Accounting Standards Board and Financial Accounting Standards Board jointly issued IFRS 15, Revenue from Contracts with Customers. The core principle of the new standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Further the new standard requires enhanced disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers.

The standard permits the use of either the retrospective or cumulative effect transition method. The effective date for adoption of IFRS 15 is annual periods beginning on or after January 1, 2017, though early adoption is permitted. Our group has not yet selected a transition method and has not yet evaluated the impact of IFRS 15 on the consolidated financial statements.

In May 2015, the IASB has published an exposure draft ‘Effective date of IFRS 15’ to propose changing the effective date of IFRS 15 to periods beginning on or after January 1, 2018 instead of January 1, 2017. The exposure draft is open for comments till July 3, 2015.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Our board of directors consists of 10 directors.

The following table sets forth the name, age and position of each of our directors, executive officers and significant employees as of the date hereof:

Name	Age	Position/Title
Directors(1):
Deep Kalra	45	Director, Group Chairman and Group Chief Executive Officer
Rajesh Magow	46	Director and Chief Executive Officer — India
Mohit Kabra(2)	44	Director and Group Chief Financial Officer
Aditya Tim Guleri	50	Director
Philip C. Wolf	58	Director
Vivek N. Gour	52	Independent Director
Frederic Lalonde	41	Independent Director
Ranodeb Roy	47	Independent Director
Gyaneshwarnath Gowrea	49	Director
Naushad Ally Sohoboo	36	Director

Executive Officers(3)*:
Mohit Gupta	41	Group Chief Business Officer
Saujanya Shrivastava	41	Chief Marketing Officer
Yuvaraj Srivastava	44	Chief Human Resource Officer
Sharat Singh	49	Chief Technology Officer — International & Platforms
Sanjay Mohan	50	Chief Technology Officer — India
Ranjeet Oak	42	Chief Business Officer — Holidays

Notes:

(1)	Mr. Keyur Joshi resigned as a director of our Company with effect from January 29, 2015. Mr Joshi continued as an executive officer of the Company until April 30, 2015, when he became the Strategic Advisor of the Company and ceased to be an executive officer.
(2)	Mr. Mohit Kabra, our Group Chief Financial Officer, was appointed as a director with effect from January 29, 2015.
(3)	Other than directors who are also executive officers.
*	Mr. Sanket Atal, one of our former executive officers, resigned on August 30, 2014 and his resignation was effective from August 30, 2014.
*	Mr. Saujanya Shrivastava joined our company as Chief Marketing Officer in January 2015 and was designated as an executive officer on June 1, 2015.
*	Mr. Yuvaraj Srivastava was appointed as Chief Human Resource Officer in May 2014 and was designated as an executive officer on June 1, 2015.
*	Mr. Sharat Singh was appointed as Chief Technology Officer — International & Platforms in August 2014 and was designated as an executive officer on June 1, 2015.
*	Mr. Sanjay Mohan was appointed as Chief Technology Officer — India in March 2015 and was designated as an executive officer on June 1, 2015.
*	Mr. Ranjeet Oak was appointed as Chief Business Officer — Holidays in May 2014 and was designated as an executive officer on June 1, 2015.

Directors

Unless otherwise indicated, the business address for our directors is Tower A, SP Infocity, 243, Udyog Vihar, Phase 1, Gurgaon, Haryana 122016, India.

Deep Kalra is our co-founder, group chairman and group chief executive officer, and was appointed to our board of directors on October 9, 2001. Mr. Kalra’s responsibilities as group chief executive officer include executing our business strategy and managing the overall performance and growth of our company. Mr. Kalra has over 22 years of experience in e-commerce, sales, corporate finance and financial analysis. Prior to founding our company in April 2000, Mr. Kalra worked with GE Capital, a subsidiary of the General Electric Company, for just over a year, where he was vice president of business development. Mr. Kalra had previously also worked with AMF Bowling Inc. and ABN AMRO Bank. General Electric Company is a NYSE-listed company, and AMF Bowling Inc. was a NYSE-listed company when Mr. Kalra worked there. He is also the president and a board member of The Indus Entrepreneurs and a founding member of IAMGURGAON, a non-governmental organization focused on improving the quality of life in Gurgaon. Mr. Kalra has a bachelor’s degree in economics from St. Stephen’s College, Delhi University, India, and a master’s degree in business administration from the Indian Institute of Management, Ahmedabad, India.

Rajesh Magow is our co-founder and chief executive officer for India, and was appointed to our board of directors on November 6, 2012. Mr. Magow has over 22 years of experience in the information technology and Internet industries. After being part of our senior management team in 2001 for a few months, Mr. Magow worked as part of senior management with Tecnovate eSolutions Private Limited, a wholly-owned subsidiary of eBookers.com (a United Kingdom-based online travel company that was listed on NASDAQ until it was acquired by the Cendant group in February 2005) from 2001 to June 2006. Mr. Magow was part of the senior management team that set up eBookers’ call center and back office operations in India and was a board member of Tecnovate from January 2001 to June 2006. Prior to Tecnovate, he also worked with Aptech Limited and Voltas Limited. Mr. Magow rejoined our company in 2006. Mr. Magow is a chartered accountant from the Institute of Chartered Accountants of India, New Delhi.

Mohit Kabra is our group chief financial officer and was appointed to our board of directors on January 29, 2015. Prior to joining us in July 2011, Mr. Kabra served as a Director of Finance in Kohler India from 2006 to

June 2011. Mr. Kabra holds a bachelor of commerce degree from St. Joseph’s Junior College. He is a qualified Chartered Accountant from the Institute of Chartered Accountants of India.

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

Vivek N. Gour was appointed to our board of directors on May 1, 2010. Mr. Gour is also the managing director and chief executive officer of Air Works India Engineering Private Limited, a privately held company in which he has a significant equity stake. Prior to joining our company, Mr. Gour was the chief financial officer of Genpact Limited from January 2005 to February 2010; Genpact is listed on the New York Stock Exchange. From October 2003 to December 2004, Mr. Gour served as chief financial officer for GE Global Business Processes. From October 2002 to September 2003, he served as chief financial officer of GE Capital India, and from August 2001 to September 2002 as senior vice-president (strategic projects) of GE Capital India. Mr. Gour has a bachelor of commerce degree from Mumbai University, India, and a master of business administration (finance) from Delhi University, India. The business address for Mr. Gour is Kalyani House, Plot # 40, 1st Floor, Sector 18, Gurgaon — 122001, Haryana, India.

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

Gyaneshwarnath Gowrea was appointed to our board of directors on February 11, 2009 and is one of our resident directors in Mauritius. Mr. Gowrea is the head of tax of the Cim group, the parent company of Cim Global Business. He was the managing director of Cim Global Business Limited from 2009 to 2011. From 2007 to 2008, he was director of AAAGlobal Services Ltd. and from 1999 to 2006 he was a manager with Cim Global Business. Mr. Gowrea completed his secondary education at John Kennedy College in Mauritius and holds various professional qualifications, including being a fellow of the Chartered Association & Certified Accountants, United Kingdom and a fellow of the Mauritius Institute of Directors, member of the Trust and Estate Practitioners, member of the Institute of Fiscal Association and also hold a Master degree The business address for Mr. Gowrea is Les Cascades Building, 33 Edith Cavell Street, Port Louis, Mauritius.

Naushad Ally Sohoboo was appointed to our board of directors on May 20, 2014 and is one of our resident directors in Mauritius. Mr. Sohoboo is a manager within the Cim Global Business, having joined Cim Global Business (now part of Cim Group) in August 2004. He has a wide range of experience in corporate secretarial work and accounting. At the Cim Group, he is involved in the structuring, set-up, taxation and administration of various global business entities promoted by a wide portfolio of clients, including large multinational companies and high net-worth individuals. He is also a director of several client companies of Cim Global Management. Mr. Sohoboo completed his secondary education from the Islamic Cultural College, Mauritius. He is also a member of the Association of Chartered Certified Accountants, UK since 2012 and is registered as a Professional Accountant with the Mauritius Institute of Professional Accountants. He is also a member of the Mauritius Institute of Directors. The business address for Mr. Sohoboo is c/o Cim Global Business, Les Cascades Building, 33 Edith Cavell Street, Port Louis, Mauritius.

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

Saujanya Shrivastava is our chief marketing officer. Prior to joining us in January 2015, Mr. Shrivastava served as Chief Marketing Officer for Bharti Axa Life Insurance. Prior to that, he led sales and marketing at FutureBazaar.com. His key focus areas at MakeMyTrip involve strengthening brand-association with leisure travel, establishing leadership on the Mobile platform and driving customer-engagement and loyalty. Saujanya has nearly two decades of extensive marketing experience in FMCG, E-commerce & Financial Services categories. Mr Shrivastava was the custodian of PepsiCo’s flagship brand “Pepsi” during his tenure with PepsiCo where he built youth-marketing platforms through associations with ICC, BCCI and sportsperson-endorsements, including the Blue Billion Cricket Campaign during Champions Trophy 2006 and World Cup 2007. He has previously worked with Citibank and Cadbury’s India. Mr. Shrivastava holds an MBA degree from the Indian Institute of Management, Kolkata, India and a Bachelor’s degree in Economics from Jadavpur University, Kolkata, India.

Yuvaraj Srivastava is our chief human resource officer for the company including its overseas entities. As a part of leadership team his key focus areas include Strategic HR planning, Talent Management, Leadership Development and workforce management. Mr. Srivastava has extensive experience of handling all areas of Human Resources across various industries and has nearly 18 years of corporate experience and five-and-a-half years’ of experience with the Indian Armed Forces. He has worked with various corporates and commenced his career at Asian Paints Limited where he spent nine years. He has also worked for The Oberoi Group of Hotels & Resorts as Director – Human Resources and then moved to PepsiCo India, where he worked in the capacity of Director – Organization Capability for PepsiCo India region. Mr. Srivastava was recognized by the CHRO Asia Forum of World HRD Congress as “100 Most Talented Global HR Leaders” and was also awarded for “HR Leadership Excellence” by the World HRD Congress in 2015. Mr. Srivastava has an MBA in Human Resources from IMT Ghaziabad, India and graduate in industrial psychology from the University of Allahabad, India.

Sharat Singh is our chief technology officer – international & platforms. Mr. Singh has over 25 years of experience in software development. Mr. Singh was the Managing Director at Shopzilla Inc.’s India Technology Center from 2011 to 2014 and the Country Manager/Senior Vice President of Engineering at Nextag Inc. from 2004 to 2010, both in Gurgaon India. Prior to Nextag, Mr. Singh was at Microsoft Corporation in both Seattle, WA and Mountain View, CA from 1999 to 2004. He began his career with Tata Unisys. Mr. Singh holds a Bachelor of Engineering Degree from the Indian Institute of Technology, Delhi, India and an MBA from the Stern School of Business at New York University.

Sanjay Mohan is our chief technology officer for our India business. He has over two decades of varied experience in the software industry. His earlier work spans both enterprise software and consumer internet products with Yahoo, Netscape, IBM and Oracle, where he worked on both client and server side technologies. Mr. Mohan holds a Bachelor’s degree in Computer Science from Birla Institute of Technology (Mesra, Ranchi, India) and a Master’s degree in Computer Science from University of Louisiana (Lafayette, USA).

Ranjeet Oak is our chief business officer and head of our holidays business. Mr. Oak is responsible for strategy and business delivery of the Holidays vertical for MMT India. Prior to joining us in May 2014, he spent over 16 years with Procter & Gamble Asia in Sales and Strategy roles across different Asian markets. Mr. Oak has experience in working across multiple category of products in the FMCG domain, and also worked on the post-merger integration of Gillette into the Procter & Gamble business. Mr. Oak holds a Mechanical Engineering degree from University of Pune, India and an MBA from the Indian Institute of Management Lucknow, India.

B. Compensation

For fiscal year 2015, the aggregate compensation (including director’s fees, but excluding grants of stock options and RSUs that are described below) to our directors and executive officers included in the list under the heading “— Directors and Executive Officers of our Group” (including the executive officers who were designated executive officers on June 1, 2015) was $2.0 million, which included $0.5 million in base salary, $0.2 million in housing and rent allowance, $0.4 million in special allowances and $1.0 million in other payments. The foregoing compensation figures include $0.1 million which may be awarded in the form of RSUs at the option of the relevant director. Mr. Naushad Ally Sohoboo, our director who was appointed to the board of directors with effect from May 20, 2014 did not receive any compensation during fiscal year 2015. Our employment agreements (as amended from time to time) with each of our group chairman and group chief executive officer, chief executive officer – India, group chief commercial officer and group chief financial officer provide for bonus entitlements calculated as a percentage of gross annual salary and linked to gross sales targets of our company. Our employment agreements with our other executive officers provide for a variable performance component which is payable upon each of the individual officer and our company attaining certain performance targets. Except as otherwise disclosed, these aggregate cash compensation amounts for fiscal year 2015 do not include stock compensation and employee benefits to our directors and executive officers. Stock compensation to our directors and executive officers are disclosed separately in the tables under “— Outstanding

Options” and “Outstanding RSUs,” and employee benefits to our directors and executive officers are disclosed separately under “— Employee Benefit Plans.”

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

Number of Shares granted under 2001 Equity Option Plan

As of March 31, 2015, pursuant to our Equity Option Plan, we had outstanding options exercisable into a total of 382,439 ordinary shares with exercise price ranging from $0.4875 to $5.3940.

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

During fiscal year 2015, we granted 845,507 RSUs, of which 463,364 RSUs were granted to our directors and executive officers. See “— Outstanding RSUs” for more information.

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

Outstanding Options

During fiscal years 2013, 2014 and 2015, no options were granted to any of our directors and executive officers under our Equity Option Plan. As of March 31, 2015, 349,039 outstanding options were held by our directors and executive officers as set forth in the following table. As of April 30, 2015, 349,039 outstanding options were held by our directors and executive officers.

Name	Shares Underlying Outstanding Options	Exercise Price ($ per Share)	Date of Grant	Date of Expiration
Rajesh Magow	182,140	0.74	June 25, 2009	June 25, 2017	(1)
	114,000	1.98	June 25, 2009	June 25, 2017	(1)
	32,981	0.53	June 25, 2009	June 25, 2017	(1)
Other directors and executive officers	19,918	5.06	June 25, 2009	June 25, 2017	(1)

Note:

(1)	All these options vested upon the date of grant and were required to be exercised prior to 48 months from their vesting date (i.e., the date of grant), subject to the terms of our Equity Option Plan. In May 2013, our compensation committee extended the date of expiration of these options from June 25, 2013 to June 25, 2017.

Outstanding RSUs

During fiscal year 2015, 463,364 RSUs were issued under our Share Incentive Plan to our directors and executive officers, of which 1,985 fully vested RSUs were granted to our directors in lieu of cash compensation owed to them. As set forth in the following table, outstanding RSUs as of March 31, 2015 were:

Name	Shares Underlying Outstanding RSUs	Total RSUs Granted in Fiscal Year 2015	Exercise Price
			($ per Share)
Deep Kalra	821,981	133,548	0.0005
Rajesh Magow	491,370	171,705	0.0005
Mohit Kabra	38,516	12,597	0.0005

Other executive officers*	327,428	143,529	0.0005
Other directors	7,330	1,985	0.0005

Note:

*	Includes Mr. Keyur Joshi who ceased to be an executive officer with effect from May 1, 2015 and excludes the executive officers who were designated as executive officer on June 1, 2015.

Employee Benefit Plans

We maintain employee benefit plans in the form of certain statutory and incentive plans covering substantially all of our employees. For fiscal year 2015, the aggregate amount set aside or accrued by us to provide for pension or retirement benefits for all our employees (including our directors and executive officers) was approximately $2.0 million.

Provident Fund

In accordance with Indian law, all of our employees in India are entitled to receive benefits under the Employees’ Provident Fund Scheme, 1952, as amended, a retirement benefit scheme under which an equal amount of 12% of basic salary of an employee is contributed both by employer and employee in a fund with government/trust with company. Also, in accordance with applicable laws, all of our employees at our non-Indian subsidiaries are entitled to receive benefits under the relevant laws and regulations applicable in such jurisdictions. Our subsidiaries make a monthly deposit to these funds and we have contributed an aggregate of approximately $1.9 million in fiscal year 2015.

Gratuity

In accordance with Indian law, we pay gratuity up to our eligible employees in India. Under our gratuity plan, a defined benefit plan, an employee is entitled to receive a gratuity payment on the termination of his or her employment if the employee has rendered continuous service to our company for not less than five years, or if the termination of employment is due to death or disability. The amount of gratuity payable to an eligible employee is equal to 15 days’ salary for every year of employment (or any portion of a year exceeding six months), and currently the aggregate amount of gratuity shall not exceed Rs.1.0 million (approximately $0.02 million). We have provided for an aggregate of approximately $0.2 million in fiscal year 2013, aggregate of approximately $0.2 million in fiscal year 2014 and an aggregate of approximately $0.2 million in fiscal year 2015 for our gratuity payments.

Employment Agreements with Executive Officers

Each of our executive officers has entered into an employment agreement with MMT India. These agreements do not have fixed terms of employment. We may terminate the employment of our officers for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to any criminal offense theft, fraud, embezzlement, intoxication, violence, sexual harassment or damage to our reputation. Generally, either party may terminate employment at any time by giving the other party a written notice of three months or by paying an amount equal to three month’s salary in lieu of such notice. The employment agreements of Messrs. Deep Kalra and Rajesh Magow were amended, effective April 1, 2010, to change the notice period for termination from three months to six months (or 12 months in the event of a change in control). Our company’s executive employment agreements do not provide for any special termination benefits, nor do we have any other arrangements with our executive officers for special termination benefits.

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

C. Board Practices

Board of Directors

Our holding company is managed and controlled by our board of directors from Mauritius. Our board of directors currently has ten directors. There are no family relationships between any of our directors and executive officers. A director is not required to hold any shares in our company by way of qualification. There are no severance benefits payable to our directors upon termination of their directorships, other than to Mr. Deep Kalra and Mr. Rajesh Magow, who are our directors and also our executive officers and are entitled to severance benefits in such capacity pursuant to the terms of their employment.

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

D. Employees

See “Item 4. Information on the Company — B. Business Overview — Employees.”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our equity shares as of March 31, 2015 by each of our directors and all our directors and executive officers as a group. As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right. Ordinary shares subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages below are based on 41,986,966 ordinary shares outstanding as of March 31, 2015.

	Equity Shares Beneficially Owned
Name of Beneficial Owner	As of March 31, 2015
	Number	Percent
Directors(4):
Deep Kalra(1)	4,011,178	9.5%
Rajesh Magow	483,440	1.14%
Ranodeb Roy	—	—
Aditya Tim Guleri(2)	—	—
Philip C. Wolf	31,893	*
Vivek N. Gour	2,665	*
Frederic Lalonde	25,605	*
Gyaneshwarnath Gowrea	—	—
Mohit Kabra(3)	2,258	*
Naushad Ally Sohoboo	—	—

Executive Officers(4)(5):
Mohit Gupta	19,918	*
Saujanya Shrivastava	—	—
Yuvaraj Srivastava	—	—
Sharat Singh	—	—
Sanjay Mohan	—	—
Ranjeet Oak	—	—
All our directors and executive officers as a group	4,576,957	10.9%

*	Represents beneficial ownership of less than 1.0% of our issued share capital.

Notes:

(1)	Travogue Electronic Travel Private Limited, or Travogue, is a company controlled by Mr. Deep Kalra. Mr. Deep Kalra holds 78.4% of the equity shares of Travogue. Accordingly, as of March 31, 2015, Mr. Kalra’s beneficial ownership of our ordinary shares includes 1,011,178 ordinary shares held by him (or his immediate family members) directly and 3,000,000 ordinary shares held indirectly through Travogue.
(2)	Consists of ordinary shares held by Sierra Ventures Associates VIII, LLC as nominee for its members (including those shares held for the Guleri Family Trust UTD dated April 7, 1999, or the Guleri Family trust, of which Mr. Aditya Tim Guleri is a trustee and beneficiary). Mr. Guleri is one of the managing members of Sierra Ventures Associates VIII, LLC, the sole general partner of Sierra Ventures VIII-A, L.P. and Sierra Ventures VIII-B, L.P., and may be deemed to control these entities. However, Mr. Guleri disclaims beneficial ownership of all shares held by these entities, except as stated above and except to the extent of his respective proportionate pecuniary interest therein. See Schedule 13G filed with the SEC on February 10, 2014.
(3)	Mr. Mohit Kabra, our Group Chief Financial Officer, was appointed as director of our Company with effect from January 29, 2015.
(4)	Executive Officers:
-	Mr Sanket Atal, our former executive officer, resigned from company effective from August 30, 2014.
-	Mr. Saujanya Shrivastava joined our company as Chief Marketing Officer in January 2015 and was designated as an executive officer on June 1, 2015.
-	Mr. Yuvaraj Srivastava was appointed as Chief Human Resource Officer in May 2014 and was designated as an executive officer on June 1, 2015.
-	Mr. Sharat Singh was appointed as Chief Technology Officer — International & Platforms in August 2014 and was designated as an executive officer on June 1, 2015.
-	Mr. Sanjay Mohan was appointed as Chief Technology Officer — India in March 2015 and was designated as an executive officer on June 1, 2015.
-	Mr. Ranjeet Oak was appointed as Chief Business Officer — Holidays in May 2014 and was designated as an executive officer on June 1, 2015.
(5)	Mr. Keyur Joshi, resigned as a director of our Company with effect from January 29, 2015 . He was an executive officer of the Company until May 1, 2015 when he became the strategic advisor of the Company and ceased to be an executive officer.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our ordinary shares as of March 31, 2015 held by each person who is known to us to have 5.0% or more beneficial share ownership based on an aggregate of 41,986,966 ordinary shares outstanding as of March 31, 2015.

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

	Equity Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent
SAIF(1)	6,705,553	15.97%
T. Rowe Price(2)	4,642,398	11.06%
Tiger Global(3)	2,633,000	6.27%
Wasatch Advisors, Inc.(4)	4,254,518	10.2%
Travogue(5)	3,000,000	7.15%
Novel Century Ventures Limited(6)	2,943,693	7.01%
Wells Fargo & Company(7)	2,302,383	5.48%

Notes:

(1)	Andrew Y. Yan is the sole shareholder of SAIF II GP Capital Ltd., the sole general partner of SAIF Partners II L.P., which is the sole general partner of SAIF II GP L.P., which is in turn the sole general partner of SAIF, our shareholder.
(2)	Information based on Amendment No. 5 to a report on Schedule 13G filed with the SEC on December 31, 2014. The shareholders are T. Rowe Price New Horizons Fund, Inc. and T. Rowe Price Associates, Inc.
(3)	The shareholders are Tiger Global Management LLC, Tiger Global Performance LLC, Tiger Global Investments, L.P., Lee Fixel, Charles P. Coleman III, Scott Shleifer and Feroz Dewan. The Tiger Global entities are controlled by Charles Coleman, Scott Shleifer, Lee Fixel and Feroz Dewan. Information based on Amendments No. 6 to a report on Schedule 13G filed with the SEC on February 2, 2015.
(4)	Information based on Amendment No. 3 to a report on Schedule 13G filed with the SEC on February 17, 2015.
(5)	Information based on a report on Schedule 13G jointly filed with the SEC on February 14, 2011 by Travogue and Mr. Deep Kalra. Travogue is a company controlled by Mr. Deep Kalra. Mr. Deep Kalra holds 78.4% of the equity shares of Travogue. Accordingly, Mr. Kalra’s beneficial ownership of our ordinary shares includes 1,011,178 ordinary shares held by him (or his immediate family members) directly and 3,000,000 ordinary shares held indirectly through Travogue. Mr Keyur Joshi, our Strategic Advisor, has a 12.8% equity interest in Travogue.
(6)	Information based on a report to Schedule 13G filed with the SEC by Novel Century Ventures Limited on June 29, 2014.
(7)	Information based on a report on Schedule 13G filed with the SEC by Wells Fargo & Company on January 16, 2015.

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

	As of March 31
	2013		2014		2015
Name and Type of Shares	Number	Percent	Number	Percent	Number	Percent
SAIF:
Ordinary shares	11,836,570	31.48%	10,336,570	24.80%	6,705,553	15.97%
Tiger Global(1):
Ordinary shares	7,356,346	19.41%	7,299,826	17.5%	2,633,000	6.27%
Travogue:
Ordinary shares	3,000,000	7.98%	3,000,000	7.20%	3,000,000	7.15%
Massachusetts Financial Company:(2)
Ordinary shares	—	—	1,974,595	4.74%	779,267	1.86%
T. Rowe Price:(3)
Ordinary shares	3,741,688	9.95%	9,040,787	21.69%	4,642,398	11.06%
Wasatch Advisors Inc.:(4)
Ordinary shares	2,869,034	7.63%	3,493,892	8.38%	4,254,518	10.13%
Novel Century Ventures Limited:(5)
Ordinary shares	—	—	—	—	2,943,693	7.01%
Wells Fargo & Company:(6)
Ordinary shares	—	—	—	—	2,302,383	5.48%

Notes:

(1)	The shareholders are Tiger Global Management LLC, L.P., Tiger Global Performance, LLC, Tiger Global Investments, L.P., Lee Fixel, Charles P. Coleman III, Scott Shleifer and Feroz Dewan. The Tiger Global entities are controlled by Charles Coleman, Scott Shleifer, Lee Fixel and Feroz Dewan. Information based on Amendments No. 6 to a report on Schedule 13G filed with the SEC on February 2, 2015.
(2)	As of December 31, 2014, Massachusetts Financial Company held 779,267 ordinary shares, amounting to 1.86% of the ordinary shares outstanding as of that date. Information based on Amendment No. 1 to a report on Schedule 13G filed with the SEC on February 12, 2015.
(3)	Information based on Amendment No. 5 to a report on Schedule 13G filed with the SEC on December 31, 2014. The shareholders are T. Rowe Price New Horizons Fund, Inc. and T. Rowe Price Associates, Inc.
(4)	Information based on Amendment No. 3 to a report on Schedule 13G filed with the SEC on February 17, 2015.
(5)	Information based on a report to Schedule 13G filed with the SEC by Novel Century Ventures Limited on June 29, 2014.
(6)	Information based on a report on Schedule 13G filed with the SEC by Wells Fargo & Company on January 26, 2015.

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

As of March 31, 2015, there were approximately 15 holders of our ordinary shares, including us, of which one has registered addresses in the United States. Since certain of these ordinary shares were held by brokers or other nominees, the number of record holders in the US may not be representative of the number of beneficial holders or where the beneficial holders are resident. Each of our equity shares is entitled to one vote on all matters that require a vote of shareholders, and none of our shareholders has any contractual or other special voting rights.

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

Shareholders Agreements

See “Item 10. Additional Information — B. Memorandum and Articles of Association — Registration Rights.”

Transactions with Chandra Capital

In fiscal years 2013, 2014 and 2015, we earned revenue of $63,110, $86,689 and $14,141, respectively, from Chandra Capital, an investment company owned by Mr. Ravi Adusumalli, primarily from the sales of air tickets to it. Mr. Adusumalli was appointed as a director to our board of directors on July 20, 2005 as a nominee of SAIF, one of our principal shareholders that owned 24.80% of our shares as of March 31, 2014, and he resigned from our board of directors with effect from May 20, 2014. These transactions were carried out in the ordinary course of our business and on an arm’s length basis.

Trade and Other Receivables Outstanding

As of March 31, 2013, 2014 and 2015, we had trade and other receivables outstanding of $29,961, $122,236 and nil, respectively, from related parties.

Transactions with PhoCusWright

From time to time, we purchase independent market reports on the travel and travel-related industry from PhoCusWright, a company founded by Mr. Philip C. Wolf, one of our directors. On December 31, 2012, Mr. Wolf resigned as non-executive chairman of PhoCusWright. The amounts paid by us to PhoCusWright in fiscal year 2013 was $42,116.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees — B. Compensation — Employment Agreements with Executive Officers.”

Equity Option and Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees — B. Compensation — Share Incentive Plans.”

Transactions with Officers

In January 2015, we granted a short-term loan of $0.4 million to one of our executive officers. The principal amount of the loan and accrued interest was repaid in full in May 2015.

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

Income Tax

Assessment Year 2005-06

In November 2008, we received a show cause notice from the Indian income tax authorities for the assessment year 2005-2006 and a demand for an additional payment of approximately Rs.8.1 million (approximately $0.1 million) (exclusive of any applicable penalties), advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase proposed by the transfer pricing officer to adjust our intra-group international transaction prices upwards to an arm’s length price, and (ii) the disallowance of website development depreciation expenses incurred during the year. In January 2009, we filed our objections to both the show cause notice and the demand for the additional payment with the Commissioner of Income Tax (Appeals). In February 2009, the demand for the additional payment was dismissed by the Indian income tax authorities after adjustment against our carried forward losses. Our appeal against the show cause notice in connection with the intra-group international transactions transfer pricing matter was decided in our favor in February 2011. We also received partial relief from the disallowance of website development depreciation expenses. In May 2011, we filed our objection to the partial disallowance of website development depreciation expenses with the Income Tax Appellate Tribunal authorities, and a hearing is currently scheduled for June 30, 2015.

Assessment Year 2006-07

In December 2009, we received a draft assessment order from the Indian income tax authorities for the assessment year 2006-2007, alleging certain irregularities in the method of computation of income and, advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase proposed by the transfer pricing officer to adjust our intra-group international transaction prices upwards to an arm’s length price, and (ii) an increase on account of the proposed disallowance of website development depreciation expenses incurred during the year. In January 2010, we filed our objections with the Dispute Resolution Panel. In September 2010, the increases in our declared income assessed by the Indian income tax authorities were upheld by the Dispute Resolution Panel. In October 2010, we received a final assessment order from the Indian income tax authorities confirming the additions made and initiating penalty proceedings against us under the Income Tax Act, 1961. However, we did not receive a demand for any additional tax payments because our carried forward losses exceeded our assessed income. In December 2010, we filed our objections to the assessment order with the Income Tax Appellate Tribunal authorities. A hearing is scheduled for June 30, 2015.

Assessment Year 2007-08

In January 2011, we received an assessment order from the Indian income tax authorities for the assessment year 2007-2008, alleging certain irregularities in the method of computation of income and, advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase proposed by the transfer pricing officer to adjust our intra-group international transaction prices upwards to an arm’s length price, and (ii) an increase on account of the disallowance of website development depreciation expenses incurred during the year. However, we did not receive a demand for any additional tax payments because our carried forward losses exceeded our declared taxable income. In March 2011, we filed an appeal with the Commissioner of Income Tax (Appeals). Our appeal against the assessment order in connection with the intra-group international transactions transfer pricing matter was decided in our favor in February 2013. We also received partial relief from the Commissioner of Income Tax (Appeals) on the disallowance of website development depreciation expenses. We believe that the Income Tax Department appealed the order of the Commissioner of Income Tax (Appeals) to the Income Tax Appellate Tribunal, and we understand that a hearing is currently scheduled for June 30, 2015. However, we have not received any official notice of such appeal.

Assessment Year 2008-09

In February 2012, we received an assessment order from the Indian income tax authorities for the assessment year 2008-2009, and a demand for additional tax payments of approximately Rs.43 million (approximately $0.7 million), advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase proposed by the transfer pricing officer to adjust our intra-group international transaction prices upwards to an arm’s length price, (ii) an increase on account of the proposed disallowance of website development depreciation expenses incurred during the year, and (iii) an increase due to the non-payment of sufficient withholding tax in connection with our use of banking payment gateway facilities. The demand for additional tax payments of approximately Rs.43 million (approximately $0.7 million), was dismissed by the Indian income tax authorities in March 2012 following the adjustment of carried forward losses. In March 2012, we filed our objections with the Commissioner of Income Tax (Appeals). Our appeal against the assessment order in connection with the intra-group international transactions transfer pricing matter was decided in our favor in June 2013. We also received partial relief from the disallowance of website development depreciation expenses and non-payment of sufficient withholding tax in connection with payment gateway charges. Against this partial relief, we and the Income Tax Department each filed appeals in August 2013 with the Income Appellate Tax Tribunal and a hearing is currently scheduled for June 30, 2015.

Assessment Year 2009-10

In May 2013, we received an assessment order from the Indian income tax authorities for the assessment year 2009-2010, and a demand for additional tax payments of approximately Rs.276 million (approximately $4.3 million), advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase proposed by the transfer pricing offer to adjust our intra-group international transaction prices upwards to an arm’s length price, (ii) increases due to the non-payment of sufficient withholding tax in connection with our use of banking payment gateway facilities and the cost of air tickets incurred to MMT USA, and (iii) increases for disallowance of excess depreciation expense on computer peripherals and software licenses, and for the disallowance of website development depreciation expenses incurred during the year, and on account of amounts received from business associates, which were treated as deferred revenue. On May 30,

2013, we filed our objections with the Commissioner of Income Tax (Appeals). In November 2013, we also received an order imposing an additional penalty for allegedly attempting to conceal the above matters and a notice of demand amounting to approximately Rs.330 million (approximately $5.2 million), but this demand was temporarily set aside by the Indian tax authorities in January 2014 after adjustment of refunds for the assessment year 2012-2013. In December 2013, we filed our objections to the penalty with the Commissioner of Income Tax (Appeals). Our appeal against the assessment order in connection with the intra-group international transactions transfer pricing matter, non-payment of sufficient withholding tax on cost of air tickets incurred to MMT USA, disallowance of website development depreciation expenses and on amounts received from business associates which were treated as deferred revenue, was decided in our favor in June 2014. We also received partial relief from the increases for disallowance of excess depreciation expense on computer peripherals and software licenses and non-payment of sufficient withholding tax in connection with payment gateway charges. We filed an appeal in August 2014 with the Income Appellate Tax Tribunal and a hearing is yet to be scheduled. In September 2014, our appeal against the order imposing additional penalty was partially decided in our favour. We filed an appeal in December 2014 with the Income Appellate Tax Tribunal and a hearing is yet to be scheduled.

Assessment Year 2010-11

In March 2014, we received an assessment order from the Indian income tax authorities for the assessment year 2010-11, and a demand for additional tax payments of approximately Rs.736 million (approximately $11.6 million), advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase on account of the disallowance of website development depreciation expenses incurred during the year (ii) an increase due to the non-payment of sufficient withholding tax in connection with our use of banking payment gateway facilities (iii) an increase for disallowance of excess depreciation expense on computer peripherals and software licenses (iv) an increase due to the non-payment of sufficient withholding tax on re-imbursement of expenses to MMT USA (v) an increase for advertising and publicity expenses being capital in nature, and (vi) an increase due to change in the method of accounting for recognizing loyalty cum signing bonus. In April 2014, we filed our objections with the Commissioner of Income Tax (Appeals) along with stay of demand. A hearing is scheduled on July 6, 2015.

Assessment Year 2011-12

In March 2015, we received an assessment order from the Indian income tax authorities for the assessment year 2011-12, and a demand for additional tax payments of approximately Rs.953 million (approximately $15.0 million), advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase for disallowance of excess depreciation expense on computer peripherals and software licenses (ii) an increase due to the non-payment of sufficient withholding tax on re-imbursement of expenses to MMT USA, and (iii) an increase for advertising and publicity expenses being capital in nature. In April 2014, we filed our objections with the Commissioner of Income Tax (Appeals) along with a stay of demand. A hearing is yet to be scheduled. In April 2015, we filed our objections with the Commissioner of Income Tax (Appeals) along with a stay of demand. A hearing is yet to be scheduled.

Service Tax

Show Cause and Demand Notice — Fiscal Years 2006 to 2012

In the year ended March 31, 2009, a general industry wide inquiry on compliance with service tax rules and regulations by various travel agencies in India was initiated by the Mumbai Zonal Unit of Directorate General of Excise Intelligence & Customs, an excise and customs tax regulatory authority in India. In October 2011, pursuant to an audit conducted by the service tax authorities, we received a notice from the tax authorities for fiscal years 2006 to 2010, demanding payment of service tax in respect of certain matters, some of which relate to the travel industry in India and involve a complex interpretation of Indian law. We have received similar notices for fiscal years 2011 and 2012, in October 2011 and October 2012, respectively. In March 2011, we filed replies with the Commissioner of Service Tax for fiscal years 2006 to 2010, and, similarly, filed objections in January 2012 for fiscal year 2011, and in February 2013, for fiscal year 2012, respectively. In August 2013, the Commissioner of Service Tax rejected our objections and confirmed the demand on all the above matters with negligible relief. In November 2013, we filed an appeal with the Customs, Excise and Service Tax Appellate Tribunal. The aggregate value of the claims is approximately Rs.1,700 million (approximately $26.7 million) and additional interest and penalties if finally determined to be payable. We have not deposited any service tax with the relevant authorities in response to these demands and we do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The matter is currently pending and the hearing is to be scheduled.

Show Cause and Demand Notice — Fiscal Years 2008 to 2011

In September 2012, we received a notice from the service tax authorities for fiscal years 2008 to 2011, demanding payment of service tax in respect of certain matters, some of which relate to the travel industry in India and involve a complex interpretation of Indian law. In February 2013, we filed a reply with the Commissioner of Service Tax. In March 2014 we received an order wherein the demand raised by the service tax authorities was confirmed by the Commissioner of Central Excise. The aggregate value of these claims is approximately Rs.15.3 million (approximately $0.2 million). We have not deposited any service tax with the relevant authorities in response to this demand and we do not recognize this claim as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. We filed an appeal against the same with the Customs, Excise and Service Tax Appellate Tribunal in June 2014.

Show Cause and Demand Notice — Fiscal Year 2012

In November 2012, we received a notice from the service tax authorities for fiscal year 2012, demanding payment of service tax in respect of certain matters, which relate to the travel industry in India but are not covered in the show cause notices mentioned in the above paragraphs relating to service tax, and involve a complex interpretation of Indian law. In February 2013, we filed a reply with the Commissioner of Service Tax. In March 2014 we received an order wherein the demand raised by the service tax authorities was confirmed by the Commissioner of Central Excise. The aggregate value of the claims is approximately Rs.16.1 million (approximately $0.3 million). We have not deposited any service tax with the relevant authorities in response to this demand and we do not recognize this claim as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. We filed an appeal against the same with the Customs, Excise and Service Tax Appellate Tribunal in June 2014.

Show Cause and Demand Notice — Fiscal Year 2013

In May 2014, we received two notices from the service tax authorities for fiscal year 2013, demanding payment of service tax in respect of certain matters, which relate to the travel industry in India and involve a complex interpretation of Indian law. In July 2014 and January 2015, we filed replies with the Commissioner of Service Tax. The aggregate value of the claims is approximately Rs. 1,075 million (approximately $16.9 million). We have not deposited any service tax with the relevant authorities in response to these demands and we do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Other Proceedings

Dispute with Tata Sons Limited

On June 2, 2009, we received a notification of complaint filed by Tata Sons Limited, or Tata, from the World Intellectual Property Organization, or WIPO, Arbitration and Mediation Center under the Uniform

Domain Name Dispute Resolution Policy. Tata alleged that our use of the word “tata” in the domain name for our Indian online travel community website, “www.oktatabyebye.com,” derived benefit from the goodwill of the “Tata” name. On August 11, 2009, WIPO ordered that our domain name be transferred to Tata. The order can be contested in a court of appropriate jurisdiction and we have accordingly appealed against the order at the High Court of Delhi and the United States District Court in the Western District of Washington. In furtherance of our appeal in India, we and Tata have agreed to stay all proceedings in the United States until the Indian proceedings are resolved or terminated, and that in the event of resolution in the Indian proceedings, the parties will cooperate with one another and perform any acts reasonably necessary to comply with the Indian court’s ruling. The parties have since mutually agreed to withdraw the case filed in the United States. The Delhi High Court has since delegated authority to a local commissioner to record evidence from each party and cross-examine witnesses and to report on the findings to the Delhi High Court. The next hearing in the Delhi High Court is scheduled for July 29, 2015.

Dispute with Ezeego1

In August 2010, we were informed that one of our competitors may have filed a criminal complaint in India against us likely alleging the misuse of domain names similar to the name of such competitor’s website. The police authorities are investigating the matters in such complaint, which was filed by our competitor, Ezeego1, and we are cooperating with the authorities and have responded to questions in respect of such pending investigation. The next date of hearing of the complaint is July 16, 2015.

In December 2014 the Company and its officers received summons from the Court of Additional Chief Metropolitan Magistrate in Mumbai to answer on the above complaint. Exercising our right as per law, a revision petition against the summoning order has been filed before the Sessions Court, Mumbai and the same has allowed the revision petition. The next day of listing of the revision petition is June 22, 2015.

Dispute with Hotel Pine Spring

We filed criminal complaints under the provisions of the Negotiable Instruments Act, 1881, as amended, during fiscal year 2013 to recover monies related to the dishonoring of checks in the amount of Rs.40.0 million ($0.7 million) provided to us by Hotel Pine Spring, one of our hotels and packages vendors in Srinagar, India. These checks were provided as security for deposits made by us under our agreements signed with the hotel in fiscal years 2011 and 2012 in order to assure available room inventory at pre-agreed rates. We deposited the checks when the agreements were not complied with by the hotel, including by not providing a bank guarantee. We have initiated criminal proceedings against the hotel and its owner for failing to honor the checks and also for breach of the terms of the agreement. The hearings under those cases are due in July 2015.

B. Significant Changes

There has been no significant subsequent event following the close of the last financial year up to the date of this Annual Report that are known to us and require disclosure in this Annual Report for which disclosure was not made in this Annual Report.

ITEM	9. THE OFFER AND LISTING

A. Offer and Listing Details

Our outstanding ordinary shares are currently listed and traded on the Nasdaq Global Market under the symbol “MMYT.”

The following table shows the reported high and low trading prices quoted in US dollars for our ordinary shares on the NASDAQ Global Market.

	Nasdaq Global Market Price Per Ordinary Share
Period	High	Low
Fiscal Year
2011(1)	$42.88	$20.75
2012	$34.22	$16.06
2013	$23.63	$10.77
2014	$29.73	$12.50
2015	$36.12	$19.06
Fiscal Quarter
2014
1st Quarter	$14.47	$12.85
2nd Quarter	$15.63	$13.49
3rd Quarter	$19.73	$14.01
4th Quarter	$29.73	$19.30
2015
1st Quarter	$35.66	$19.06
2nd Quarter	$36.12	$25.92
3rd Quarter	$30.46	$21.42
4th Quarter	$28.19	$20.56
Month
2015
January	$28.19	$23.35
February	$26.06	$23.43
March	$24.08	$20.56
April	$23.98	$21.13
May	$24.04	$17.81
June(2)	$19.64	$18.93

Notes:

(1)	From August 17, 2010 following completion of our initial public offering on the NASDAQ Global Market.
(2)	Until June 8, 2015.

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

As of March 31, 2015, our stated capital was $232,021,106.24 comprising 41,986,966 ordinary shares with a par value of $0.0005 each.

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

At any time after our company becomes eligible to file a registration statement on Form F-3 (or any similar or successor form for which our company then qualifies relating to secondary offerings), one or more of the Shareholders will have the right to require our company to effect the registration on Form F-3 (or any similar or successor form for which our company then qualifies) of all or any portion of the Registrable Shares held by the Shareholders, provided that (i) our company shall not be required to effect any registration of Registrable Shares unless such Registrable Shares have a proposed aggregate offering price net of underwriting commissions (if any) of at least $5.0 million in the aggregate, and (ii) our company shall not be required to effect more than two registrations requested in this manner in any 12 month period.

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

On June 14, 2013, we filed a registration statement on Form F-3 to register all Registrable Shares of SAIF pursuant to the exercise of its demand registration right by SAIF under the abovementioned shareholders agreement. The registration statement was declared effective on July 17, 2013. No shares were sold by SAIF under such registration statement. All such shares have been included in the registration statement on Form F-3 that we filed on February 14, 2014, as amended on March 4, 2014. This registration statement was declared effective on March 10, 2014. As of March 31, 2015, SAIF had sold 3,631,017 ordinary shares under this registration statement.

C. Material Contracts

Described herein.

D. Exchange Controls

India

India regulates ownership of Indian companies by foreigners. Foreign investment in securities issued by Indian companies and exchange controls are generally regulated by the Foreign Exchange Management Act, 1999, as amended, and the regulations framed thereunder or the FEMA. Transfers of any security of an Indian company from foreigners to Indian residents and vice versa are required to be in accordance with FEMA or as permitted by the Reserve Bank of India. These regulations and restrictions may apply to acquisitions by us or our affiliates, including MMT India and affiliates which are not resident in India, of shares in Indian companies or the provision of funding by us or any other entity to Indian companies within our group. For example, under its consolidated foreign direct investment policy, the Government of India has set out additional requirements for foreign investments in India, including requirements with respect to downstream investments by Indian companies owned or controlled by foreign entities, and the transfer of ownership or control of Indian companies in sectors with caps on foreign investment from resident Indian persons or entities to foreigners, as well as such transaction between foreigners. These requirements currently include restrictions on valuations and sources of funding for such investments and may include prior approval from the Government of India.

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

Exchange Rates

Our consolidated financial statements and other financial data included in this Annual Report are presented in US dollars. Our business and operations are primarily conducted in India through our Indian subsidiary, MMT India. The functional currency of MMT India is Indian Rupees and its revenues and expenses are denominated in that currency. The functional currency of the Hotel Travel Group is the US dollar but a significant amount of its trade and other receivables, trade and other payables and cash and cash equivalents are denominated in Euro. The functional currency of the ETB Group is the Euro but a significant amount of its trade and other receivables, trade and other payables and cash and cash equivalent are denominated in US dollars. We report our consolidated financial results in US dollars. The conversion of Indian Rupees into US dollars in this Annual Report is based on the noon buying rate in The City of New York for cable transfers of Indian Rupees as certified for customs purposes by the Federal Reserve Bank of New York. For your convenience, unless otherwise noted, all translations from Indian Rupees to US dollars and from US dollars to Indian Rupees in this Annual Report were made at a rate of Rs. 63.71 per $1.00, the noon buying rate in effect as of May 29, 2015. We make no representation that any Indian Rupee or US dollar amounts referred to in this Annual Report could have been or could be converted into US dollars or Indian Rupees, as the case may be, at any particular rate or at all. The effects of foreign currency translation adjustments are included as a component of other comprehensive income in our shareholders’ equity.

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

	Indian Rupees per US Dollar Noon Buying Rate
Period	Period End	Average(1)	Low	High
Fiscal Year
2011	44.54	45.49	43.90	47.49
2012	50.89	47.85	44.00	53.71
2013	54.52	54.35	50.64	57.13
2014	60.00	60.42	53.65	68.80
2015	62.31	61.11	58.30	63.67
Month
December 2014	63.04	62.71	61.78	63.67
January 2015	62.01	62.13	61.32	63.57
February 2015	61.67	61.99	61.67	62.41
March 2015	62.31	62.48	61.76	63.06
April 2015	63.58	62.64	61.99	63.58
May 2015	63.71	63.72	63.31	64.19

Note:

(1)	Averages for a period other than one month are calculated by using the average of the noon buying rate at the end of each month during the period. Monthly averages are calculated by using the average of the daily noon buying rates during the relevant month.

	Euro per US Dollar Noon Buying Rate
Period	Period End	Average(1)	Low	High
Fiscal Year
2011	0.71	0.76	0.84	0.70
2012	0.75	0.73	0.79	0.67
2013	0.78	0.78	0.83	0.73
2014	0.73	0.75	0.78	0.72
2015	0.93	0.79	0.95	0.72
Month
December 2014	0.83	0.81	0.83	0.80
January 2015	0.89	0.86	0.89	0.83
February 2015	0.89	0.88	0.89	0.87
March 2015	0.93	0.92	0.95	0.89
April 2015	0.90	0.92	0.95	0.89
May 2015	0.91	0.90	0.92	0.88

Note:

(1)	Averages for a period other than one month are calculated by using the average of the noon buying rate at the end of each month during the period. Monthly averages are calculated by using the average of the daily noon buying rates during the relevant month.

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

US Federal Income Taxation

The following discussion describes certain material US federal income tax consequences to US Holders (as defined below) under current law of an investment in our ordinary shares. This discussion applies only to US Holders that hold the ordinary shares as capital assets (generally, property held for investment) and that have the US dollar as their functional currency. This discussion is based on the tax laws of the United States in effect as of the date of this Annual Report and on US Treasury regulations in effect or, in some cases, proposed as of the date of this Annual Report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. This summary does not address any estate or gift tax consequences.

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

The tax treatment of an entity taxable as a partnership for US federal income tax purposes that holds our ordinary shares will depend on the status of such partner and the activities of such partnership. If you are a partner in such partnership, you should consult your tax advisors.

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

With respect to certain non-corporate US Holders, including individual US Holders, dividends will be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (1) our ordinary shares are readily tradable on an established securities market in the United States, (2) we are neither a PFIC nor treated as such with respect to you for the taxable year in which the dividend is paid or the preceding taxable year and (3) certain holding period requirements are met. Under US Internal Revenue Service authority, common or ordinary shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Global Market, as our ordinary shares are. You should consult your tax advisors regarding the availability of the lower tax rate applicable to qualified dividend income for any dividends we pay with respect to our ordinary shares, as well as the effect of any change in applicable law after the date of this Annual Report.

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

Dispositions

Subject to the PFIC rules discussed below, you will recognize capital gain or loss on any sale, exchange or other taxable disposition of an ordinary share equal to the difference between the amount realized (in US dollars) for the ordinary share and your adjusted tax basis (in US dollars) in the ordinary share. If you are a non-corporate

US Holder, including an individual US Holder, that has held the ordinary share for more than one year, you may be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any gain or loss that you recognize on a disposition of our ordinary shares will generally be treated as US source income or loss for foreign tax credit limitation purposes. US Holders are urged to consult their tax advisors regarding the tax consequences if a non-US tax is imposed on a disposition of our ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in greater than de minims quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable US Treasury regulations. Our ordinary shares are listed on the Nasdaq Global Market, which is a qualified exchange or other market for these purposes. Consequently, if the ordinary shares are regularly traded and you are a holder of the ordinary shares, we expect that the mark-to-market election would be available to you if we were to become a PFIC. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own (unless shares of such lower-tier PFIC are themselves “marketable”), a US Holder may continue to be subject to the PFIC rules described above regarding excess distributions and recognized gains with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for US federal income tax purposes. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

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

In addition, if a US Holder owns our ordinary shares during any taxable year that we are a PFIC, such holder may be required to file an annual report with the US Internal Revenue Service. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisors regarding the application of the PFIC rules to your investment in our ordinary shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to ordinary shares and proceeds from the sale, exchange or other disposition of ordinary shares may be subject to information reporting to the US Internal Revenue Service and possible US backup withholding. Backup withholding will not apply, however, to a US Holder that furnishes a correct taxpayer identification number and makes any other required certification on US Internal Revenue Service Form W-9 or that is otherwise exempt from backup withholding. US Holders that are exempt from backup withholding should still complete US Internal Revenue Service Form W-9 to avoid possible erroneous backup withholding. You should consult your tax advisors regarding the application of the US information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your US federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing an appropriate claim for refund with the US Internal Revenue Service and furnishing any required information in a timely manner.

Additional Reporting Requirements

US individuals (and, under proposed regulations, certain entities) that own “specified foreign financial assets” with an aggregate value in excess of certain threshold amounts are generally required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (is) stocks and securities issued by non-US persons, (ii) financial instruments and contracts held for investment that have non-US issuers or counterparties, and (iii) interests in foreign entities. Our ordinary shares may be subject to these rules. US Holders that are individuals should consult their tax advisers regarding the application of this requirement to their ownership of our shares.

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

Foreign Exchange Risk. We are exposed to movements in currency exchange rates, primarily those related to the US dollar and the Indian Rupee. As the functional currency of MMT India, our key operating subsidiary, is the Indian Rupee, our exposure to foreign currency risk primarily arises in respect of our non-Indian Rupee-denominated trade and other receivables, trade and other payables and cash and cash equivalents, which were $10.9 million, $34.1 million and $3.4 million, respectively, as of March 31, 2015. Based on our operations in fiscal year 2015, a 10.0% appreciation of the US dollar against the Indian Rupee as of March 31, 2015, assuming all other variables remained constant, would have increased our loss for fiscal year 2015 by $1.9 million. Similarly, a 10.0% depreciation of the US dollar against the Indian Rupee as of March 31, 2015, assuming all other variables remained constant, would have decreased our loss for fiscal year 2014 by $1.9 million.

Similarly, as the functional currency of the Hotel Travel Group is the US dollar, our exposure to foreign currency risk primarily arises in respect of our non-US dollar denominated trade and other receivables, trade and other payables and cash and cash equivalents, which were $0.4 million, $3.0 million and $1.7 million, respectively, as of March 31, 2015. Based on our operations in fiscal year 2015, a 10.0% appreciation of the Euro against the US dollar as of March 31, 2015, assuming all other variables remained constant, would have increased our loss for the year by $0.1 million. Similarly, a 10.0% depreciation of the Euro against the US dollar as of March 31, 2014, assuming all other variables remained constant, would have decreased our loss for the year by $0.1 million.

Additionally, we are also exposed to movements in currency exchange rates between the Euro and US dollar. As the functional currency of the ETB Group is the Euro, our exposure to foreign currency risk primarily arises in respect of our non-Euro denominated trade and other receivables, trade and other payables and cash and cash equivalents, which were $0.4 million, $6.7 million and $1.7 million, respectively, as of March 31, 2015. Based on our operations in fiscal year 2015, a 10.0% appreciation of the US dollar against the Euro as of March 31, 2015, assuming all other variables remained constant, would have increased our loss for the year by $0.4 million. Similarly, a 10.0% depreciation of the US dollar against the Euro as of March 31, 2015, assuming all other variables remained constant, would have decreased our loss for the year by $0.4 million.

We are also exposed to movements between the US dollar and the Indian Rupee in our operations, as 3.9%, 2.9% and 1.8% of our revenue for fiscal years 2013, 2014 and 2015, respectively, was generated by MMT India from its air ticketing business and received in US dollars although our expenses are generally incurred in Indian Rupees. Additionally, we receive revenue from our hotels and packages business in Indian Rupees, but a portion of our expenses in this segment (those relating to outbound packages from India in particular) could be incurred in a non-Indian currency. We currently do not have any hedging agreements or similar arrangements with any counter-party to cover our exposure to any fluctuations in foreign exchange rates. Fluctuation in the Indian Rupee-US dollar exchange rate could have a material adverse effect on our business and our financial condition and results of operations as reported in US dollars. For more information, see “Risk Factors — Risks Related to Us and our Industry — Our Results of Operations are Subject to Fluctuations in Currency Exchange Rates.”

Interest Rate Risk. Our exposure to interest rate risk for changes in interest rates relates primarily to our term deposits and bank overdrafts. As of March 31, 2015, we had fixed rate financial instruments consisting of $93.5 million of term deposits. As of March 31, 2014, we had fixed rate financial instruments consisting of $105.2 million of term deposits. We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. Our future interest income and financing cost may fluctuate in line with changes in interest rates. As of March 31, 2014 and 2015, we had no amount outstanding on account of variable rate financial instruments. A sensitivity analysis shows that any increase in the interest rates as of March 31, 2014 and 2015 would not have affected our profit or loss and would not have had any impact on our equity.

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

Based on the foregoing, our group chief executive officer and our group chief financial officer have concluded that, as of March 31, 2015, our disclosure controls and procedures were effective.

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

Our management, with the participation of our group chief executive officer and our group chief financial officer, assessed the effectiveness of our internal control over financial reporting as of March 31, 2015. In conducting its assessment of internal control over financial reporting, management based its evaluation on the 1992 framework in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation, our management has concluded that our internal control over financial reporting was effective as of March 31, 2015.

Our independent registered public accounting firm, KPMG, has audited the consolidated financial statements included in this Annual Report on Form 20-F, and as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of March 31, 2015.

C. Attestation Report of the Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

MakeMyTrip Limited:

We have audited MakeMyTrip Limited and subsidiaries’ (“the Company”) internal control over financial reporting as of March 31, 2015, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2015, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Company as of March 31, 2014 and 2015, and the related consolidated statements of profit or loss and other comprehensive income (loss), changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2015, and our report dated June 9, 2015 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Gurgaon, India

June 9, 2015

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

Our audit committee consists of Messrs. Vivek N. Gour, Ranodeb Roy and Frederic Lalonde and is chaired by Mr. Gour. Each of our audit committee members satisfies the independence requirements of Rule 5605(a)(2) of the Nasdaq Stock Market, Marketplace Rules, and the independence requirements of Rule 10A-3(b)(1) under the Exchange Act. See “Item 6. Directors, Senior Management and Employees — C. Board Practices” for the experience and qualifications of the members of the audit committee. Our board of directors has also determined that Mr. Gour qualifies as an audit committee financial expert within the meaning of the SEC rules.

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

Our financial statements prepared in accordance with IFRS as issued by IASB are audited by KPMG, a firm registered with the Public Company Accounting Oversight Board in the United States.

KPMG has served as our independent registered public accountant for each of the years ended March 31, 2013, March 31, 2014 and March 31, 2015 for which audited statements appear in this Annual Report.

The following table shows the aggregate fees for services rendered by KPMG to us, including some of our subsidiaries, in fiscal years 2014 and 2015.

	Fiscal
	2014	2015
Audit fees (audit and review of financial statements and offerings)	$344,603	$270,379
Tax fees (other certifications and tax advisory services)	269,275	108,743
All other fees (advisory services)	1,574	1,672

Total	$615,452	$380,794

Audit Committee Pre-approval Process

Our audit committee reviews and pre-approves the scope and the cost of audit services related to us and permissible non-audit services performed by the independent auditors, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit. All of the services related to our company provided by KPMG during the last two fiscal years have been approved by the audit committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table provides information about purchases by us during fiscal year 2015 and April 2015 and May 2015 of our outstanding ordinary shares, par value $0.0005 per share:

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share(2)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(1)
Up to 03/31/14	40,242	12.63	40,242	$24,490,893
04/01/14 – 04/30/14	—	—	—	$24,490,893
05/01/14 – 05/31/14	—	—	—	$24,490,893
06/01/14 – 06/30/14	—	—	—	$24,490,893
07/01/14 – 07/31/14	—	—	—	$24,490,893
08/01/14 – 08/31/14	—	—	—	$24,490,893
09/01/14 – 09/30/14	—	—	—	$24,490,893
10/01/14 – 10/31/14	—	—	—	$24,490,893
11/01/14 – 11/30/14	—	—	—	$24,490,893
12/01/14 – 12/31/14	—	—	—	$24,490,893
01/01/15 – 01/31/15	—	—	—	$24,490,893
02/01/15 – 02/28/15	—	—	—	$24,490,893
03/01/15 – 03/31/15	20,000	20.83	20,000	$24,074,275
04/01/15 – 05/31/15	95,000	18.67	95,000	$22,300,575

Total	155,242	17.39	155,242	$22,300,575

Notes:

(1)	On November 6, 2012, our board of directors authorized us to purchase our outstanding ordinary shares, par value $0.0005 per share. The authorization permits us to purchase our ordinary shares on the open market, in privately negotiated transactions or otherwise in an aggregate amount of up to $25 million. We repurchased 40,142, 100 and 20,000 ordinary shares at an average price of approximately $12.63 per share, $12.50 per share and $ 20.83 per share (excluding broker and transaction fees) in fiscal year 2013, 2014 and 2015 respectively. As of March 31, 2015, we had remaining authority to repurchase up to approximately $24.1 million of our outstanding ordinary shares.
(2)	The average price paid per share excludes broker and transaction fees.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable

ITEM 16G.	CORPORATE GOVERNANCE

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

The following financial statements are filed as part of this Annual Report, together with the report of the independent registered public accounting firms:

•	Report of Independent Registered Public Accounting Firm.

•	Consolidated Statement of Financial Position as of March 31, 2014 and 2015.

•	Consolidated Statement of Profit or Loss and other Comprehensive Income (Loss) for the years ended March 31, 2013, 2014 and 2015.

•	Consolidated Statement of Changes in Equity for the years ended March 31, 2013, 2014 and 2015.

•	Consolidated Statement of Cash Flows for the years ended March 31, 2013, 2014 and 2015.

•	Notes to the Consolidated Financial Statements.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report:

1.1	Constitution of MakeMyTrip Limited (Incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

2.1	Form of ordinary share certificate (Incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.1	Amended and Restated MakeMyTrip.com 2001 Equity Option Plan (Incorporated by reference to Exhibit 10.1.1 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.2	MakeMyTrip 2010 Share Incentive Plan (Incorporated by reference to Exhibit 10.1.2 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.3	Fourth Amended and Restated Shareholders Agreement dated July 16, 2010 by and among the shareholders named therein and our company (Incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.4	Global Agreement executed February 14, 2013 (effective as of April 1, 2012) by and between MMT India and Amadeus IT Group, S.A. (Incorporated by reference to Exhibit 4.4 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 13, 2013)

4.5	Passenger Sales Agency Agreement dated August 30, 2002 by and between MMT India and each IATA member, represented by the Director General of IATA (Incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.6	Business Process Outsourcing Services Agreement dated March 5, 2008 by and between MMT India and IBM (Incorporated by reference to Exhibit 10.6.1 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.7	Statement of Work dated March 5, 2008 by and between MMT India and IBM, or the IBM Statement of Work (Incorporated by reference to Exhibit 10.6.2 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.8	First Amendment to the IBM Statement of Work dated July 16, 2008 (effective as of March 5, 2008), by and between MMT India and IBM (Incorporated by reference to Exhibit 10.6.3 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.9	Second Amendment to the IBM Statement of Work dated July 28, 2009 (effective as of May 1, 2009), by and between MMT India and IBM (Incorporated by reference to Exhibit 10.6.4 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.10	Amendment Number 3 to the Business Process Outsourcing Services Agreement dated November 4, 2009 (effective as of June 1, 2009) by and between MMT India and IBM (Incorporated by reference to Exhibit 10.6.5 to the Registration Statement on Form F-1 (File No. 333-172572) as filed with the SEC on March 2, 2011).

4.11	Fourth Amendment to the Business Process Outsourcing Services Agreement dated December 9, 2010 (effective as of April 1, 2010) by and between MMT India and IBM (Incorporated by reference to Exhibit 10.6.6 to the Registration Statement on Form F-1 (File No. 333-172572) as filed with the SEC on March 2, 2011).

4.12	Fifth Amendment to the Business Process Outsourcing Services Agreement dated December 10, 2010 (effective as of July 15, 2010) by and between MMT India and IBM (Incorporated by reference to Exhibit 10.6.7 to the Registration Statement on Form F-1 (File No. 333-172572) as filed with the SEC on March 2, 2011).

4.13	Sixth Amendment to the Master Services Agreement and Statement of Work dated December 18, 2010 (effective as of December 1, 2010) by and between MMT India and IBM (Incorporated by reference to Exhibit 10.6.8 to the Registration Statement on Form F-1 (File No. 333-172572) as filed with the SEC on March 2, 2011).

4.14	Seventh Amendment to Master Services Agreement and Statement of Work dated April 7, 2011 by and between MMT India and IBM (Incorporated by reference to Exhibit 10.6.9 to the Registration Statement on Form F-1 (File No. 333-172572) as filed with the SEC on May 13, 2011).

4.15	Eighth Amendment to the Master Services Agreement and Statement of Work dated October 27, 2011 (effective as of August 1, 2011) by and between MMT India and IBM (Incorporated by reference to Exhibit 4.18 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 25, 2012).

4.16	Ninth Amendment to the Master Services Agreement and Statement of Work dated December 29, 2011 (effective as of January 1, 2012) by and between MMT India and IBM (Incorporated by reference to Exhibit 4.19 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 25, 2012).

4.17	Statement of Work dated December 29, 2011 (effective as of January 1, 2012) by and between MMT India and IBM (Incorporated by reference to Exhibit 4.20 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 25, 2012).

4.18	Amendment No. 10 to the Master Service Agreement and Statement of Work dated July 4, 2012 by and between MMT India and IBM (Incorporated by reference to Exhibit 4.18 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 13, 2013).

4.19	Amendment No. 11 to the Business Process Outsourcing Services Agreement dated November 1, 2012 by and between MMT India and IBM (Incorporated by reference to Exhibit 4.19 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 13, 2013).

4.20	Amendment No. 12 to the Business Process Outsourcing Services Agreement and Statement of Work dated July 12, 2013 by and between MMT India and IBM (Incorporated by reference to Exhibit 4.20 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 6, 2014).

4.21	Amendment No. 13 to the Business Process Outsourcing Services Agreement dated September 27, 2013 by and between MMT India and IBM (Incorporated by reference to Exhibit 4.21 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 6, 2014).

4.22**#	Amendment No. 14 to the Business Process Outsourcing Services Agreement dated June 26, 2014 by and between MMT India and IBM.

4.23**	Amendment No. 15 to the Business Process Outsourcing Services Agreement dated October 14, 2014 by and between MMT India and IBM.

4.24**#	Amendment No. 16 to the Business Process Outsourcing Services Agreement dated October 1, 2014 by and between MMT India and IBM.

4.25**#	Amendment No. 17 to the Business Process Outsourcing Services Agreement dated October 18, 2014 by and between MMT India and IBM.

4.26	Letter from IBM to MMT India dated November 15, 2013 regarding change of control of IBM (Incorporated by reference to Exhibit 4.22 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 6, 2014).

4.27	Letter from Concentrix Corporation to MMT India dated January 31, 2014 regarding the acquisition of IBM by Synnex (Incorporated by reference to Exhibit 4.23 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 6, 2014).

4.28	Master Services Agreement dated July 6, 2009 by and between MMT India and RightNow Technologies, Inc (Incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.28	Oracle Cloud Services Agreement dated May 14, 2014 by and between MMT India and Oracle India Pvt Ltd. (Incorporated by reference to Exhibit 4.25 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 6, 2014).

4.29	Sanction Letter for Working Capital Facilities dated September 7, 2009 by and between MMT India and HDFC Bank (including letter of amendment) (Incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.30	Sanction Letter for Working Capital Facilities dated January 6, 2011 by and between MMT India and HDFC Bank (Incorporated by reference to Exhibit 10.10.2 to the Registration Statement on Form F-1 (File No. 333-172572) as filed with the SEC on March 2, 2011).

4.31**	Sanction Letter for Working Capital Facilities dated June 5, 2014 by and between MMT India and HDFC Bank.

4.32	Sanction Letter for Credit Facilities dated December 17, 2012 by and between MMT India and Yes Bank Limited (Incorporated by reference to Exhibit 4.23 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 13, 2013).

4.33	Supplemental Master Facility Agreement dated February 7, 2013 by and between MMT India and Yes Bank Limited (Incorporated by reference to Exhibit 4.24 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 13, 2013).

4.34	Sanction Letter for Credit Facilities dated December 17, 2013 by and between MMT India and IndusInd Bank (Incorporated by reference to Exhibit 4.30 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 6, 2014).

4.35	Sanction Letter for Credit Facilities dated January 31, 2014 by and between MMT India and IndusInd Bank (Incorporated by reference to Exhibit 4.31 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 6, 2014).

4.36	Sanction Letter for Credit Facilities dated March 18, 2014 by and between MMT India and IndusInd Bank (Incorporated by reference to Exhibit 4.32 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 6, 2014).

4.37**	Addendum Sanction Letter for Credit Facilities dated October 28, 2014 by and between MMT India and IndusInd Bank.

4.38	Master General Terms Agreement dated February 6, 2014 by and between MMT India and IndusInd Bank.

4.39	Form of director and executive officer indemnification agreement (Incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

8.1**	List of significant subsidiaries of MakeMyTrip Limited.

12.1**	Certification by the Chief Executive Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2**	Certification by the Chief Financial Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1**	Consent of Independent Registered Public Accounting Firm.

Notes:

**	Filed herewith
#	Confidential treatment requested

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: June 9, 2015

MAKEMYTRIP LIMITED

By:	/s/ Deep Kalra
Name:	Deep Kalra
Title:	Group Chairman and Group Chief Executive Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

MakeMyTrip Limited:

We have audited the accompanying consolidated statements of financial position of MakeMyTrip Limited and subsidiaries’ (“the Company”) as of March 31, 2014 and 2015, and the related consolidated statements of profit or loss and other comprehensive income (loss), changes in equity and cash flows for each of the years in the three-year period ended March 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2014 and 2015, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2015, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 9, 2015 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG

Gurgaon, India

June 9, 2015

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Amounts in USD thousands)

		As at March 31
	Note	2014	2015
Assets
Property, plant and equipment	17	8,533	8,900
Intangible assets and goodwill	18	39,241	36,000
Trade and other receivables, net	20	983	901
Investment in equity-accounted investees	8	1,123	1,696
Other investments	9	3,973	5,938
Term deposits	22	75,656	864
Non-current tax assets		6,515	11,766
Other non-current assets	24	476	473

Total non-current assets		136,500	66,538

Inventories		516	1,997
Current tax assets		2,184	88
Trade and other receivables, net	20	28,373	28,951
Term deposits	22	29,514	92,628
Other current assets	23	34,739	40,346
Cash and cash equivalents	21	38,011	49,857

Total current assets		133,337	213,867

Total assets		269,837	280,405

Equity
Share capital	25	21	21
Share premium	25	238,423	242,662
Reserves		(1,482)	571
Accumulated deficit		(81,805)	(100,181)
Share based payment reserve		20,092	28,612
Foreign currency translation reserve	25	(13,663)	(14,427)

Total equity attributable to equity holders of the Company		161,586	157,258
Non-controlling interest		714	596

Total equity		162,300	157,854

Liabilities
Loans and borrowings	27	203	362
Employee benefits	31	963	1,345
Deferred revenue	30	2,353	3,147
Deferred tax liabilities	19	277	226
Other non-current liabilities	29	7,668	987

Total non-current liabilities		11,464	6,067

Loans and borrowings	27	115	137
Trade and other payables	33	86,214	103,655
Deferred revenue	30	1,336	4,149
Other current liabilities	28	8,408	8,543

Total current liabilities		96,073	116,484

Total liabilities		107,537	122,551

Total equity and liabilities		269,837	280,405

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (LOSS)

(Amounts in USD thousands, except per share data)

	Note	For the year ended March 31,
		2013	2014	2015
Revenue
Air ticketing		60,889	66,523	74,325
Hotels and packages		164,129	184,501	220,512
Other revenue	10	3,804	4,351	4,825

Total revenue		228,822	255,375	299,662
Other income	11	—	1,312	853

Service cost
Procurement cost of hotel and packages services		136,537	144,508	157,897
Cost of air tickets coupon		4,120	4,471	2,816
Personnel expenses	12	34,520	37,221	44,318
Other operating expenses	13	67,954	80,116	102,069
Depreciation and amortization	14	3,753	5,692	7,955

Result from operating activities		(18,062)	(15,321)	(14,540)

Finance income	15	4,198	2,442	3,168
Finance costs	15	4,940	7,776	6,712

Net finance costs		(742)	(5,334)	(3,544)

Share of loss of equity-accounted investees		(186)	(171)	(139)

Loss before tax		(18,990)	(20,826)	(18,223)
Income tax expense	16	(8,599)	(79)	(135)

Loss for the year		(27,589)	(20,905)	(18,358)

Other comprehensive income (loss)
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences on foreign operations		(2,310)	(2,768)	(776)
Net change in fair value of available-for-sale financial assets		459	(986)	1,965

		(1,851)	(3,754)	1,189

Items that will never be reclassified subsequently to profit or loss:
Remeasurement of defined benefit (asset) liability		(126)	64	(142)
Income tax expense on other comprehensive income		(14)	—	—

Other comprehensive income (loss) for the year, net of tax		(1,991)	(3,690)	1,047

Total comprehensive loss for the year		(29,580)	(24,595)	(17,311)

Profit (Loss) attributable to:
Owners of the Company		(27,592)	(20,934)	(18,252)
Non-controlling interest		3	29	(106)

Loss for the year		(27,589)	(20,905)	(18,358)

Total comprehensive income (loss) attributable to:
Owners of the Company		(29,583)	(24,615)	(17,193)
Non-controlling interest		3	20	(118)

Total comprehensive loss for the year		(29,580)	(24,595)	(17,311)

Loss per share
Basic	26	(0.74)	(0.55)	(0.44)
Diluted	26	(0.74)	(0.55)	(0.44)

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Amounts in USD thousands)

	Attributable to Equity Holders of the Company
	Share Capital	Share Premium	Reserve for Own Shares	Fair Value Reserves	Accumulated Deficit	Share Based Payment Reserve	Foreign Currency Translation Reserve	Total	Non- Controlling Interest	Total Equity
Balance as at April 1, 2012	18	150,144	—	(429)	(31,827)	9,388	(8,578)	118,716	76	118,792
Total comprehensive income (loss) for the year
Profit (loss) for the year	—	—	—	—	(27,592)	—	—	(27,592)	3	(27,589)

Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	—	(2,310)	(2,310)	—	(2,310)
Net change in fair value of available-for-sale financial assets	—	—	—	459	—	—	—	459	—	459
Remeasurement of defined benefit (asset) liability	—	—	—	—	(140)	—	—	(140)	—	(140)

Total other comprehensive income (loss)	—	—	—	459	(140)	—	(2,310)	(1,991)	—	(1,991)

Total comprehensive income (loss) for the year	—	—	—	459	(27,732)	—	(2,310)	(29,583)	3	(29,580)

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	—	11,722	—	11,722	—	11,722
Issue of ordinary shares on exercise of share based awards	—	1,251	—	—	—	(833)	—	418	—	418
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	376	(376)	—	—	—	—
Own shares acquired	—	—	(525)	—	—	—	—	(525)	—	(525)
Issue of ordinary shares related to business combination	—	2,348	—	—	—	—	—	2,348	—	2,348

Total contributions by owners	—	3,599	(525)	—	376	10,513	—	13,963	—	13,963

Changes in ownership interests in subsidiaries
Financial liability for acquisition of non-controlling interest	—	—	—	—	(1,801)	—	—	(1,801)	—	(1,801)
Acquisition of subsidiary with non-controlling interests	—	—	—	—	—	—	—	—	620	620
Acquisition of non-controlling interests	—	—	—	—	21	—	(16)	5	(5)	—

Total changes in ownership interest in subsidiaries	—	—	—	—	(1,780)	—	(16)	(1,796)	615	(1,181)

Total transactions with owners	—	3,599	(525)	—	(1,404)	10,513	(16)	12,167	615	12,782

Balance as at March 31, 2013	18	153,743	(525)	30	(60,963)	19,901	(10,904)	101,300	694	101,994

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY—(Continued)

(Amounts in USD thousands)

	Attributable to equity holders of the Company
	Share Capital	Share Premium	Reserve for Own Shares	Fair Value Reserves	Accumulated Deficit	Share Based Payment Reserve	Foreign Currency Translation Reserve	Total	Non- Controlling Interest	Total Equity
Balance as at April 1, 2013	18	153,743	(525)	30	(60,963)	19,901	(10,904)	101,300	694	101,994
Total comprehensive income (loss) for the year
Profit (loss) for the year	—	—	—	—	(20,934)	—	—	(20,934)	29	(20,905)

Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	—	(2,759)	(2,759)	(9)	(2,768)
Net change in fair value of available-for-sale financial assets	—	—	—	(986)	—	—	—	(986)	—	(986)
Remeasurement of defined benefit (asset) liability	—	—	—	—	64	—	—	64	—	64

Total other comprehensive income (loss)	—	—	—	(986)	64	—	(2,759)	(3,681)	(9)	(3,690)

Total comprehensive income (loss) for the year	—	—	—	(986)	(20,870)	—	(2,759)	(24,615)	20	(24,595)

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	—	11,151	—	11,151	—	11,151
Issue of ordinary shares on exercise of share based awards	1	11,249	—	—	—	(10,932)	—	318	—	318
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	28	(28)	—	—	—	—
Own shares acquired	—	—	(1)	—	—	—	—	(1)	—	(1)
Issue of ordinary shares through follow-on public offering, net of issuance costs	2	73,431	—	—	—	—	—	73,433	—	73,433

Total transactions with owners	3	84,680	(1)	—	28	191	—	84,901	—	84,901

Balance as at March 31, 2014	21	238,423	(526)	(956)	(81,805)	20,092	(13,663)	161,586	714	162,300

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY—(Continued)

(Amounts in USD thousands)

	Attributable to equity holders of the Company
	Share Capital	Share Premium	Reserve for Own Shares	Fair Value Reserves	Accumulated Deficit	Share Based Payment Reserve	Foreign Currency Translation Reserve	Total	Non- Controlling Interest	Total Equity
Balance as at April 1, 2014	21	238,423	(526)	(956)	(81,805)	20,092	(13,663)	161,586	714	162,300
Total comprehensive income (loss) for the year
Loss for the year	—	—	—	—	(18,252)	—	—	(18,252)	(106)	(18,358)

Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	—	(764)	(764)	(12)	(776)
Net change in fair value of available-for-sale financial assets	—	—	—	1,965	—	—	—	1,965	—	1,965
Remeasurement of defined benefit (asset) liability	—	—	—	—	(142)	—	—	(142)	—	(142)

Total other comprehensive income (loss)	—	—	—	1,965	(142)	—	(764)	1,059	(12)	1,047

Total comprehensive income (loss) for the year	—	—	—	1,965	(18,394)	—	(764)	(17,193)	(118)	(17,311)

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	—	12,363	—	12,363	—	12,363
Issue of ordinary shares on exercise of share based awards	—	3,976	—	—	—	(3,825)	—	151	—	151
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	18	(18)	—	—	—	—
Own shares acquired	—	—	(417)	—	—	—	—	(417)	—	(417)
Re-issue of own shares to settle the financial liability	—	263	505	—	—	—	—	768	—	768

Total transactions with owners	—	4,239	88	—	18	8,520	—	12,865	—	12,865

Balance as at March 31, 2015	21	242,662	(438)	1,009	(100,181)	28,612	(14,427)	157,258	596	157,854

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts in USD thousands)

	For the year ended March 31,
	2013	2014	2015
Cash flows from operating activities
Loss for the year	(27,589)	(20,905)	(18,358)
Adjustments for:
Depreciation	1,748	1,836	2,434
Amortisation of intangible assets	2,005	3,856	5,521
Loss on disposal of assets held for sale	45	—	—
Loss (gain) on disposal of property, plant and equipment	25	(81)	101
Gain on license of software	(83)	—	—
Gain on bargain purchase	—	(1,168)	—
Net finance costs	742	5,334	3,544
Share of loss of equity-accounted investee	186	171	139
Share based payment	11,667	11,097	12,308
Income tax expense	8,599	79	135
Change in inventories	736	881	(1,551)
Change in trade and other receivables	(2,089)	(6,414)	754
Change in other assets	(1,098)	(12,827)	(8,087)
Change in trade and other payables	20,522	7,572	17,400
Change in employee benefits	222	106	294
Change in deferred revenue	(2)	3,622	3,863
Change in other liabilities	(71)	4,887	(3,856)
Income tax paid	(1,969)	(2,003)	(3,814)

Net cash generated from (used in) operating activities	13,596	(3,957)	10,827

Cash flows from investing activities
Interest received	3,431	2,540	2,069
Proceeds from sale of property, plant and equipment	165	170	30
Redemption of term deposits	27,646	32,215	17,214
Investment in term deposits	(31,921)	(91,588)	(6,215)
Acquisition of property, plant and equipment	(2,890)	(2,088)	(2,809)
Payment for business acquisition, net of cash acquired	(9,643)	(2,221)	—
Acquisition of equity-accounted investee	(642)	—	(712)
Acquisition of intangible assets	(4,094)	(3,481)	(4,159)

Net cash generated from (used in) investing activities	(17,948)	(64,453)	5,418

Cash flows from financing activities
Repurchase of own shares	(525)	(1)	(417)
Proceeds from issuance of shares on exercise of share based awards	418	318	151
Direct cost incurred in relation to public offerings	—	(2,820)	(446)
Proceeds from issuance of ordinary shares through follow-on public offering	—	76,475	—
Acquisition of non-controlling interests	(793)	—	—
Payment of deferred consideration related to business acquisition	—	—	(1,374)
Proceeds from (repayment of) bank loans	109	(32)	216
Payment of finance lease liabilities	(121)	(34)	(19)
Interest paid	(482)	(1,447)	(832)

Net cash generated from (used in) financing activities	(1,394)	72,459	(2,721)

Increase (Decrease) in cash and cash equivalents	(5,746)	4,049	13,524
Cash and cash equivalents at beginning of the year	43,798	35,635	38,011
Effect of exchange rate fluctuations on cash held	(2,417)	(1,673)	(1,678)

Cash and cash equivalents at end of the year	35,635	38,011	49,857

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

1)	REPORTING ENTITY

MakeMyTrip Limited (the “Parent Company”) together with its subsidiaries and equity accounted investees (collectively, “the Company” or the “Group”) is primarily engaged in the business of selling travel products and solutions in India, the U.S., the Netherlands, Singapore, Malaysia, Thailand, and the U.A.E. The Group offers its customers the entire range of travel services including ticketing, tours and packages, and hotels. The Company is domiciled in Mauritius. The address of the Company’s registered office is Multiconsult Limited, Les Cascades Building, Edith Cavell Street, Port Louis, Mauritius.

In December 2012, the Company purchased 40,142 of its own shares from the open market at the prevailing market price at different dates for USD 525, including directly attributable costs. In May 2013, the Company purchased 100 of its own shares from the open market at the prevailing market price for USD 1, including directly attributable costs.

On March 19, 2014, the Company completed the follow-on public offering of its ordinary shares on NASDAQ, pursuant to which Company issued and sold 3,000,000 ordinary shares and certain of its existing shareholders (referred to as the “Selling Shareholders”) sold 2,500,000 ordinary shares at a price of USD 23 per share. The offering resulted in gross proceeds of USD 69,000 and net proceeds of USD 66,671 to the Company, and gross proceeds of USD 57,500 and net proceeds of USD 55,559 to the Selling Shareholders, after deducting underwriting commissions. Additionally, the Company incurred offering related expenses of approximately USD 852. Further, the underwriters exercised their option to purchase 325,000 additional ordinary shares from the Company and 500,000 additional ordinary shares from the Selling Shareholders at the follow-on offering price of USD 23 per share to cover over-allotments, resulting in additional gross proceeds of USD 7,475 and net proceeds of USD 7,223 to the Company, and additional gross proceeds of USD 11,500 and net proceeds of USD 11,112 to the Selling Shareholders, after deducting underwriting commissions.

In March 2015, the Company purchased 20,000 of its own shares from the open market at the prevailing market price for USD 417, including directly attributable costs.

2)	BASIS OF ACCOUNTING

(a)	Statement of Compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Accounting policies have been applied consistently to all periods presented in these financial statements except as mentioned in note 3.

The consolidated financial statements were authorized for issue by the Group’s Board of Directors on June 9, 2015.

(b)	Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•	derivative financial instruments are measured at fair value;

•	share-based payments are valued using the Black Scholes valuation model at the date the awards are granted; and

•	available-for-sale financial assets are measured at fair value.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

(c)	Functional and Presentation Currency

These consolidated financial statements are presented in US dollar (USD). All amounts have been rounded to the nearest thousand, unless otherwise indicated.

A Company’s functional currency is the currency of the primary economic environment in which an entity operates and is normally the currency in which the entity primarily generates and expends cash. The functional currency of the Parent Company and its subsidiaries, Hotel Travel Limited and Hotel Travel (HK) Limited is the US dollar. The functional currency for subsidiaries organized in India, the U.S., Singapore, Malaysia, Thailand, British Isles, Cayman Islands, China, British Virgin Islands, United Arab Emirates, the Netherlands, Switzerland and Israel are their respective local currencies.

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

Information about significant areas of estimation/uncertainty in applying accounting policies that have the most significant effect on the amounts recognised in the consolidated financial statements are as follows:

• Note 3(d) and 9	Available for sale financial assets
• Note 3(e) and 17	Property, plant and equipment
• Note 3(f) and 18	Useful life of intangible assets
• Note 3(i) and 31	Employee benefit plans
• Note 3(o),16 and 19	Income taxes
• Note 3(j)	Provisions and contingent liabilities
• Note 3(d)	Valuation of derivatives
• Note 3(i) and 32	Share based payment

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

• Note 3(h) and 18	Impairment test : key assumptions used in discounted cash flow projections
• Note 3(i) and 31	Measurement of defined benefit obligations : key actuarial assumptions

3)	SIGNIFICANT ACCOUNTING POLICIES

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

•	IFRS 12 Disclosure of Interests in Other Entities

The adoption of this standard does not have any impact on these consolidated financial statements of the Group.

•	IFRS 13 Fair Value Measurement

On April 1, 2013, the Group adopted IFRS 13, “Fair Value Measurement” which establishes a single source of guidance for fair value measurement under IFRS. IFRS 13 provides a revised definition of fair value and guidance on how it should be applied where its use is already required or permitted by other standards within IFRS and introduces more comprehensive disclosure requirements on fair value measurement. There was no significant impact on these consolidated financial statements from the adoption of the measurement requirements of IFRS 13. The Group has provided the disclosures as required by IFRS 13 in note 35—“Financial Instruments” of these consolidated financial statements.

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

The group has adopted Revised IAS 19 effective April 1, 2013. The amended standard requires immediate recognition of the gains and losses through re-measurement of the net defined benefit liability/ (asset) through other comprehensive income. Further it also requires the interest expense (income) considered in the Profit and Loss to be restricted to the discount rate based on the Government securities yield. The actual return of the portfolio, in excess of such yields is recognised through other comprehensive income. Revised IAS 19 also requires effect of any plan amendments to be recognised immediately through the net profit/loss, in the statement of comprehensive income.

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

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

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Foreign currency differences arising on translation are recognized in profit or loss, except for the differences on available for sale equity investments, which are recognized in other comprehensive income arising on retranslation. Non-monetary items that are measured based on historical cost in a foreign currency are not translated.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

Available-for-sale Financial Assets

Available-for-sale financial assets are non-derivative financial assets that are either designated as available-for-sale or are not classified in any of the other categories. Available-for-sale financial assets are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses are recognized in other comprehensive income (loss) and presented within equity in the fair value reserve. When an investment is derecognized, the cumulative gain or loss in other comprehensive income (loss) is transferred to profit or loss. Available-for-sale financial assets comprise of equity securities.

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

Repurchase and reissue of share capital (treasury shares)

When share capital recognized as equity is repurchased, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented in the reserve for own shares. When treasury shares are sold or reissued subsequently, the amount received is recognised as an increase in equity and the resulting surplus or deficit on the transaction is presented within share premium.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

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

Items of property, plant and equipment acquired in a business combination are measured at fair value as at the date of acquisition.

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

The estimated useful lives of assets are as follows:

• Computers	3-6 years
• Furniture and fixtures	6 years
• Office equipments	3-5 years
• Motor vehicles	7 years
• Diesel generator sets	7 years
• Building	20 years

Leasehold improvements are depreciated over the lease term or useful lives, whichever is shorter.

Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted as appropriate (Refer note 17).

(f)	Intangible Assets

i)	Goodwill

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

Software has finite useful lives and is measured at cost less accumulated amortization and accumulated impairment losses. Cost includes any directly attributable expenses necessary to make the assets ready for use.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

Intangible assets acquired in a business combination are measured at fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and impairment losses, if any.

iv)	Subsequent Expenditure

Subsequent expenditure is capitalized only when it is probable that future economic benefits derived from the cost incurred will flow to the enterprise and the cost of the item can be reliably determined. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

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

The estimated useful lives are as follows:

• Website development costs	3 - 5 years
• Software	5 years
• Customer—related intangible assets	8-10 years
• Contract—related intangible assets	5-6 years
• Marketing—related intangible assets	7-10 years

Amortization methods, useful lives and residual values are reviewed at each financial year-end and adjusted as appropriate.

(g)	Inventories

Inventories are measured at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated selling expenses.

(h)	Impairment

i)	Financial assets (Including Receivables)

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

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

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assumptions of the time value of money and the risks specific to the asset or CGU. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Subject to an operating segment ceiling test, CGUs to which goodwill has been allocated are aggregated to that level at which impairment testing is performed which reflects the lowest level at which goodwill is monitored for internal reporting purposes. Goodwill acquired in a business combination is allocated to the group of CGUs that are expected to benefit from the synergies of the combination.

Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (group of CGUs), and then to reduce the carrying amounts of the other assets in the CGU (group of CGUs) on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. For other asset an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

(i)	Employee Benefit Plans

i)	Defined Contribution Plans

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

The Group’s liability with regard to gratuity is based on an actuarial valuation carried out as at September 30 and March 31 each year. Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses are recognized in other comprehensive income. Gains or losses on the curtailment or settlement of any defined benefit plan are recognized when the curtailment or settlement occurs. All expenses related to defined benefit plan are recognized in personnel expenses in profit and loss.

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

Benefits under the Group’s compensated absences policy constitute other long term employee benefits.

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

The grant date fair value of share-based payment awards granted to employees is recognized as a personnel expense, with a corresponding increase in equity, over the period that the employees unconditionally become

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. The increase in equity recognized in connection with a share based payment transaction is presented in the share based payment reserve, as separate component in equity.

(j)	Provisions and Contingent Liabilities

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

(k)	Revenue

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

Income from tours and packages, including income on airline tickets sold to customers as a part of tours and packages is accounted on gross basis as the Group is determined to be the primary obligor in the arrangement

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

i.e., the risks and responsibilities are taken by the Group including the responsibility for delivery of services. Income from tours and packages also includes amounts received from hotels vendors against online promotions of hotels brands on our website.

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

The Company provides a loyalty programs under which participating customers earn loyalty points on current transactions that can be redeemed for future qualifying transactions. Revenue is allocated between the loyalty programme and the other components of the sale. The amount allocated to the loyalty programme is deferred, and is recognized as revenue when the Group fulfills its obligations to supply the discounted products/services under the terms of the programme or when it is no longer probable that the points under the programme will be redeemed.

(l)	Advertisement and Business Promotion Costs

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

(m)	Leasing Arrangements

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

(n)	Finance Income and Costs

Finance income comprises interest income on funds invested, change in financial liability and net gain on change in fair value of derivatives. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance costs comprise interest expense on borrowings, change in financial liability, net loss on change in fair value of derivatives and impairment losses recognized on financial assets, including trade and other receivables. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Foreign currency gains and losses are reported on a net basis.

(o)	Income Taxes

Income tax expense comprises current and deferred taxes. Current and deferred tax expense is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or other comprehensive income, in which case it is recognized in equity or in other comprehensive income (loss).

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

(p)	Earning (Loss) Per Share

The Group presents basic and diluted earnings (loss) per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all potential dilutive ordinary shares.

(q)	Government grants

Government grants are recognized when there is reasonable assurance that the conditions attached to the grants are complied with and the grants will be received. Grants awarded for the purchase of fixed assets or development of technology assets are offset against the acquisition or development costs of the respective assets and reduce future depreciation and amortization cost accordingly. Grant awarded for research phase of technology assets are offset against the underlying expenses incurred.

(r)	Operating Segment

In accordance with IFRS 8—Operating Segments, the operating segments used to present segment information are identified on the basis of internal reports used by the Group’s management to allocate resources to the segments and assess their performance. An operating segment is a component of the Group that engages in business activities from which it earns revenues and incurs expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. Results of the operating segments are reviewed regularly by the leadership team, which has been identified as the chief operating decision maker (CODM), to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available.

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

Segment assets do not include property, plant and equipment, goodwill, intangible assets, trade and other receivables, term deposits, tax assets, corporate assets, other current assets and other non-current assets as they cannot be allocated to segments and are not reviewed by the CODM.

Segment liabilities do not include trade and other payables, employee benefits, accrued expenses, deferred income, loans and borrowings and other liabilities as they cannot be allocated to segments and are not reviewed by the CODM.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

(s)	New Accounting Standards and Interpretations Not Yet Adopted

IFRS 9 Financial Instruments: In November 2009, the International Accounting Standards Board (IASB) issued IFRS 9, Financial Instruments: Recognition and Measurement, to reduce the complexity of the current rules on financial instruments as mandated in IAS 39. IFRS 9 has fewer classification and measurement categories as compared to IAS 39 and has eliminated the categories of held to maturity, available for sale and loans and receivables. Further it eliminates the rule-based requirement of segregating embedded derivatives and tainting rules pertaining to held to maturity investments. For an investment in an equity instrument which is not held for trading, IFRS 9 permits an irrevocable election, on initial recognition, on an individual share-by-share basis, to present all fair value changes from the investment in other comprehensive income. No amount recognized in other comprehensive income would ever be reclassified to profit or loss. IFRS 9 was further amended in October 2010, and such amendment introduced requirements on accounting for financial liabilities. This amendment addresses the issue of volatility in the profit or loss due to changes in the fair value of an entity’s own debt. It requires the entity, which chooses to measure a liability at fair value, to present the portion of the fair value change attributable to the entity’s own credit risk in the other comprehensive income.

Further, in July 2014, the IASB has published the final version of IFRS 9 ‘Financial Instruments’ bringing together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 ‘Financial Instruments: Recognition and Measurement’. This version adds a new expected loss impairment model and limited amendments to classification and measurement for financial assets. The Standard supersedes all previous versions of IFRS 9. The effective date for companies to adopt IFRS 9 is for annual periods beginning on or after 1 January 2018, though early adoption is permitted. The group is currently evaluating the requirements of IFRS 9, and has not yet determined the impact on the consolidated financial statements.

IFRS 15 Revenue from Contracts with Customers: In May 2014, the International Accounting Standards Board and Financial Accounting Standards Board jointly issued IFRS 15, Revenue from Contracts with Customers. The core principle of the new standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Further the new standard requires enhanced disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers.

The standard permits the use of either the retrospective or cumulative effect transition method. The effective date for adoption of IFRS 15 is annual periods beginning on or after January 1, 2017, though early adoption is permitted. The group has not yet selected a transition method and has not yet evaluated the impact of IFRS 15 on the consolidated financial statements.

In May 2015, the IASB has published an exposure draft ‘Effective date of IFRS 15’ to propose changing the effective date of IFRS 15 to periods beginning on or after January 1, 2018 instead of January 1, 2017. The exposure draft is open for comments till July 3, 2015.

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

The valuation team regularly reviews significant unobservable inputs and valuation adjustments.

Significant valuation issues are reported to the Group’s Audit committee.

When measuring the fair value of an asset or a liability, the group uses market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (Unadjusted) in active markets for identical assets or liabilities.

•	Level 2: Inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

•	Level 3: Inputs for the assets or liability that are not based on observable market data.(Unobservable Inputs)

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

The fair value of trademark and brand name acquired in a business combination is based on the discounted estimated royalty payments that have been avoided as a result of the trademark / brand name being owned. The fair value of customer relationships acquired in a business combination is determined using the multi-period excess earnings method, whereby the subject asset is valued after deducting a fair return on all other assets that are part of creating the related cash flows. The fair value of non-compete agreements acquired in a business combination is determined using the comparative income differential method. The fair value of technology acquired in a business combination is determined using the replacement cost method.

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

d)	Share Based Payment Transactions

The fair value of the employee share based awards is measured using the Black-Scholes model. Measurement inputs include share price on grant date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general behavior of the option holder), expected dividends and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

e)	Trade and other Receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. The fair value is determined for disclosure purposes only.

f)	Investment in Equity Securities

The fair value of investment in equity securities is determined using a valuation technique. Valuation techniques employed include market multiples and discounted cash flows analysis using expected future cash flows and a market related discount rate.

5)	FINANCIAL RISK MANAGEMENT

Overview

In the normal course of its business, the Group is exposed to liquidity, credit and market risk (interest rate and foreign currency risk).

Liquidity Risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to manage liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risk to the Group’s reputation.

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

evaluation of the credit worthiness of the banks with which it does business. Given the high credit ratings of these financial institutions, the Group does not expect these financial institutions to fail in meeting their obligations. The maximum exposure to credit risk is represented by the carrying amount of each financial asset.

Foreign Currency Risk

The Group incurs foreign currency risk primarily in respect of revenue denominated in a currency other than the functional currency of MakeMyTrip (India) Private Limited (MMT India), Hotel Travel Group (HT Group) and Easytobook Group (ETB Group), in which the transaction takes place. On a consolidated basis, the Group is primarily exposed to foreign currency fluctuations between the USD and INR, INR being the functional currency of MMT India, between the EUR and USD, USD being the functional currency of HT Group, and between USD and EUR, EUR being the functional currency of ETB Group.

The Group currently does not have hedging or similar arrangements with any counter-party to cover its foreign currency exposure fluctuations in foreign exchange rates.

Interest Rate Risk

A majority of the financing of the Group has come from a mix of ordinary or convertible and redeemable preference shares with nominal dividends, proceeds from public offerings and an overdraft facility with banks. The interest rates on the overdraft facility availed by the subsidiaries of the parent company are marginally higher than the interest rates on term deposits with the banks. Accordingly, there is limited interest rate risk. The Group’s investments in majority of term deposits with banks are for short duration, and therefore do not expose the group to significant interest rate risk.

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

The Indian as well as worldwide travel market is intensely competitive. Factors affecting the Group’s competitive success include, among others: price, availability and breadth of travel products, ability to package and customize travel products, brand recognition, customer service and customer care, service fees, ease of use, accessibility and reliability. If the Group is not able to compete effectively on any of these factors, the Group’s business and results of operations may be adversely affected.

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

The Group has two reportable segments, as described below, which are the Group’s Lines of Business (LoBs). The LoBs offer different products and services, and are managed separately because the nature of

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

products and method used to distribute the services are different. For each of these LoBs, the Group’s Leadership team comprising of Group Chief Executive Officer, Chief Executive Officer- India, Group Chief Commercial Officer, Group Chief Technology Officer, Group Chief Business Officer—Holidays, Group Chief Financial Officer and Senior Vice President—Human Resources, reviews internal management reports. Accordingly, the Leadership team is construed to be the Chief Operating Decision Maker (CODM). LoBs assets, liabilities and expenses (other than service cost) are reviewed on an entity-wide basis by the CODM, and hence are not allocated to these LoBs. Segment revenue less service cost from each LoB are reported and reviewed by the CODM on a monthly basis.

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

Other operations primarily include advertisement income from hosting advertisements on its internet web-sites, income from sale of rail and bus tickets and income from facilitating website access to a travel insurance company. The operations do not meet any of the quantitative thresholds to be a reportable segment for any of the periods presented in these consolidated financial statements.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

Information About Reportable Segments:

	For the Year Ended March 31
	Air ticketing			Hotels and packages			Others			Total
Particulars	2013	2014	2015	2013	2014	2015	2013	2014	2015	2013	2014	2015
Revenues	60,889	66,523	74,325	164,129	184,501	220,512	3,804	4,351	4,825	228,822	255,375	299,662

Total segment revenue	60,889	66,523	74,325	164,129	184,501	220,512	3,804	4,351	4,825	228,822	255,375	299,662
Service cost	4,120	4,471	2,816	136,537	144,508	157,897	—	—	—	140,657	148,979	160,713

Segment revenue less service cost	56,769	62,052	71,509	27,592	39,993	62,615	3,804	4,351	4,825	88,165	106,396	138,949
Other income										—	1,312	853
Personnel expenses										(34,520)	(37,221)	(44,318)
Other operating expenses										(67,954)	(80,116)	(102,069)
Depreciation and amortisation										(3,753)	(5,692)	(7,955)
Finance income										4,198	2,442	3,168
Finance cost										(4,940)	(7,776)	(6,712)
Share of loss of equity-accounted investees										(186)	(171)	(139)

Loss before tax										(18,990)	(20,826)	(18,223)

Assets and liabilities are used interchangeably between segments and these have not been allocated to the reportable segments.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

Geographical Information:

The air ticketing and hotel and packages segments are managed on a worldwide basis from India, the U.S., the Netherlands, Singapore, Malaysia and Thailand. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

	Revenue			Non-Current Assets*
	For the Year Ended March 31			As at March 31
Particulars	2013	2014	2015	2014	2015
India	195,999	212,577	247,167	22,564	27,988
United States	8,741	7,287	4,341	646	640
Singapore	17,283	11,998	10,578	3,317	2,903
Thailand	4,024	11,150	10,608	2,889	2,593
Malaysia	2,530	9,802	14,060	20,845	19,267
Netherlands	—	1,461	11,634	6,056	5,230
Mauritius	83	—	—	75,083	233
Others	162	1,100	1,274	4	50

Total	228,822	255,375	299,662	131,404	58,904

*	Non-current assets presented above do not include investment in equity-accounted investees, other investments.

Major Customers:

Considering the nature of business, customers normally include individuals. Further, none of the corporate and other customers account for more than 10% or more of the Group’s revenues.

7)	BUSINESS COMBINATIONS

a) Acquisition of Hotel Travel Group

On November 6, 2012, MMYT acquired 100% stake in the companies in the ‘Hotel Travel Group’ (HT Group). HT Group, with the brand ‘Hotel Travel’ and the website www.hoteltravel.com , is a well-established travel company in South East Asia and has its presence in Thailand, Singapore and Malaysia, where it has operating history of over a decade.

Deferred consideration

As per the terms of the acquisition, MMYT also agreed to pay the selling shareholders over a three years period ending December 2015, additional consideration of USD 10,000 in the form of variable number of equity shares of MMYT. During the year ended March 31, 2015, the first tranche of deferred consideration i.e. USD 1,000 became due, and this financial liability was discharged by re-issuing 38,655 treasury shares. At March 31, 2015, the deferred consideration outstanding is USD 5,112.

Earn-out consideration

Further, two of the selling shareholders of the HT Group continued in employment with the HT Group in key capacities, and were eligible for additional earn outs and incentives over a three-four years period ending

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

December 2015/December 2016 based on HT Group meeting certain revenue and EBIDTA targets. The additional earn out payment may range from NIL to USD 35,000 and are payable partly in cash and partly in the form of equity shares of MMYT. These amounts will be recorded as compensation cost over the earn-out period.

During the quarter ended December 31, 2013, due to a change in the probability of achievement of the earn-out targets, the compensation cost of USD 660 recorded till September 30, 2013 was reversed. Also, in January 2014, the services of the two selling shareholders were terminated in accordance with the non-performance clause as per the share purchase agreement, and the earn-out consideration explained above is not payable to the two selling shareholders.

b) Acquisition of majority interest in ITC Group

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

As per the terms of the acquisition, MMYT will also acquire the remaining shares of ITC Group from the selling shareholder (promoter) in cash in four equal tranches, over a four year earn-out period ending December 2016. The earn-out will be based on valuation linked to future profitability of ITC Group and employment of promoter. At March 31, 2014, the financial liability outstanding in respect of this consideration was USD 2,383.

Further, an additional payment may be required for acquiring the remaining shares that can be forfeited due to termination of employment of the promoter. This potential additional liability, which is linked to the future profitability of ITC Group, will be recorded as compensation cost under IAS 19 for future services till December 2016 and does not form part of additional consideration for acquiring the remaining shares. Based on the estimated projection, the company has not recorded any compensation cost associated with this liability during the year ended March 31, 2013, 2014 and 2015.

At March 31, 2015, the financial liability outstanding in respect of this consideration is USD 1,202. In April 2015, MMYT has entered into an amendment agreement with the selling shareholder and has acquired the remaining shares of ITC Group for USD 2,027.

c) Acquisition of Easytobook (ETB) Group

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

The business acquisition was conducted by entering into the Share Purchase Agreement (SPA) for purchase consideration of USD 4,411. The total purchase price of the acquisition, net of USD 1,032 of cash acquired is USD 3,379.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

As per the terms of acquisition with sellers, the purchase consideration comprises of the following:

Consideration transferred

Cash	3,253
Deferred consideration	1,158

4,411

Deferred consideration

MMYT also agreed to pay additional consideration in three tranches over a three year period ending January 2017. MMYT had included USD 1,158 as deferred consideration related to the additional consideration, which represented its fair value at the acquisition date, using a discount rate of 13 percent. At March 31, 2014, the deferred consideration had increased to USD 1,202. During the quarter ended June 30, 2014, the Company entered into an amendment agreement for early settlement of this deferred consideration payable in two tranches upto February 2015, which was settled during the year.

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

The operations of ETB Group have been consolidated in the financial statements of the Group from February 06, 2014. In the year ended March 31, 2014, ETB Group contributed revenue of USD 1,461 and loss of USD 890 to the Group’s result.

If the acquisition had occurred on April 1, 2013, management estimates that consolidated revenue would have been USD 267,862 and consolidated loss for the year ended March 31, 2014 would have been USD 24,800. This unaudited pro-forma information is not necessarily indicative of the results of operations that would have occurred had the acquisition been made at the beginning of the period.

The acquisition has been accounted for under the acquisition method of accounting in accordance with IFRS 3 “Business Combinations”. The assets and liabilities of ETB Group were recorded at fair value at the date of acquisition.

The purchase price has been allocated based on management’s estimates and an independent appraisal of fair values as follows:

Property, plant and equipment	141
Intangible assets	5,730
Current assets and liabilities, net	(292)

Total identifiable net assets assumed	5,579
Gain on bargain purchase	(1,168)

Total purchase price	4,411

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

The fair value of the current assets acquired includes trade receivable with a fair value of USD 1,596.

The Group incurred acquisition related costs of USD 134 relating to external legal fees and due diligence cost. These amounts have been included in other operating expenses in the consolidated statement of profit or loss and other comprehensive income (loss) for the year ended March 31, 2014.

8)	INVESTMENT IN EQUITY-ACCOUNTED INVESTEES

In November 2011, the Company acquired 28.57% equity interest in My Guest House Accommodations Private Limited (MGH), which is engaged in the business of aggregation, sales and distribution of hotel room inventory with a special focus on budget lodging accommodations and serviced apartments. The Company paid cash consideration of USD 963 for the purchase of equity shares. Additionally, acquisition related expenses incurred by the Company amounted to USD 60.

In January 2013, the Company acquired additional shares in MGH, increasing its stake to 38.34% through equity infusion of USD 642 paid in cash.

In December 2014, the Company acquired 16.96% equity interest in Simplotel Technologies Private Limited (Simplotel), which owns and operates www.simplotel.com, and is engaged in the business of building websites and booking engines for hotels. The Company paid cash consideration of USD 712 for the purchase of new shares. Further, the Company has committed to invest approximately USD 500 for new shares of Simplotel, which would take its equity interest to 25.39%, on or before June 30, 2015.

Summary financial information for individually immaterial associates is as follows:

As at March 31				For the Year Ended March 31
2014		2015		2013	2014	2015(1)
Total assets	Total liabilities	Total assets	Total liabilities	Loss
486	440	1,130	660	593	447	390

Note 1:	Includes share of loss of Simplotel from December 2014 to March 2015.

9)	OTHER INVESTMENTS

Particulars	As at March 31
	2014	2015
Investment in equity securities	3,973	5,938

Total	3,973	5,938

These investments have been classified as “Available-for-sale Financial Assets” as per IAS 39 “Financial Instruments: Recognition and measurement”.

The Group’s exposure to risks and fair value measurement is disclosed in note 5 and 34.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

10)	OTHER REVENUE

	For the Year Ended March 31
Particulars	2013	2014	2015
Advertising revenue	1,190	879	1,008
Facilitation fee	776	1,908	2,116
Commission on rail and bus reservation	1,231	1,090	985
Miscellaneous	607	474	716

Total	3,804	4,351	4,825

11)	OTHER INCOME

	For the Year Ended March 31
Particulars	2013	2014	2015
Gain on bargain purchase (refer note 7(c))	—	1,168	—
Gain on disposal of property, plant and equipment	—	144	—
Claim received from vendor	—	—	283
Excess provision written back	—	—	570

Total	—	1,312	853

12)	PERSONNEL EXPENSES

	For the Year Ended March 31
Particulars	2013	2014	2015
Wages, salaries and other short term employees benefits	19,362	22,974	27,816
Contributions to defined contribution plans	1,182	1,193	1,915
Expenses related to defined benefit plans	161	201	204
Equity settled share based payments	11,667	11,097	12,308
Employee welfare expenses	2,148	1,756	2,075

Total	34,520	37,221	44,318

13)	OTHER OPERATING EXPENSES

	For the Year Ended March 31
Particulars	2013	2014	2015
Traveling and conveyance	3,349	2,417	2,766
Advertising and business promotion	19,690	27,885	42,724
Communication	2,744	2,889	3,089
Repairs and maintenance	1,668	1,770	2,389
Rent	2,624	2,857	2,816
Legal and professional	3,116	2,889	3,597
Payment gateway and other charges	15,204	17,766	23,296
Website hosting charges	1,281	1,175	1,800
Net loss on disposal of property, plant and equipment	25	63	101
Loss on disposal of assets held for sale	45	—	—
Outsourcing fees	13,587	13,178	13,888
Miscellaneous expenses	4,621	7,227	5,603

Total	67,954	80,116	102,069

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

14)	DEPRECIATION AND AMORTIZATION

	For the Year Ended March 31
Particulars	2013	2014	2015
Depreciation	1,748	1,836	2,434
Amortization	2,005	3,856	5,521

Total	3,753	5,692	7,955

15)	FINANCE INCOME AND COSTS

	For the Year Ended March 31
Particulars	2013	2014	2015
Recognized in profit or loss
Interest income on term deposits	3,697	1,875	3,053
Net foreign exchange gain	1	—	—
Change in financial liability	262	—	—
Other interest income	87	567	115
Net gain on change in fair value of derivative financial instrument	151	—	—

Finance income	4,198	2,442	3,168

Interest expense on financial liabilities measured at amortised cost	137	149	242
Change in financial liability	417	1,083	454
Cost related to public offerings	—	391	—
Net foreign exchange loss	1,944	2,696	5,216
Impairment loss on trade and other receivables	2,072	1,990	210
Net loss on change in fair value of derivative financial instrument	—	204	—
Finance and other charges	370	1,263	590

Finance costs	4,940	7,776	6,712

Net finance costs recognized in profit or loss	(742)	(5,334)	(3,544)

16)	INCOME TAX BENEFIT (EXPENSE)

Income Tax Recognized in Profit or Loss

	For the Year Ended March 31
Particulars	2013	2014	2015
Current tax expense
Current period	(143)	(185)	(186)

Current tax expense	(143)	(185)	(186)

Deferred tax benefit (expense)
Origination and reversal of temporary differences	3,975	1,159	62
Change in unrecognized deductible temporary differences	(8,929)	(1,104)	(3,995)
Utilization of previously unrecognised tax losses	45	51	3,984
Reversal of previously recognized tax losses	(3,547)	—	—

Deferred tax benefit (expense)	(8,456)	106	51

Total income tax benefit (expense)	(8,599)	(79)	(135)

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

Income Tax Recognized in Other Comprehensive Income

	For the Year Ended March 31
	2013			2014			2015
Particulars	Before tax	Tax (expense) benefit	Net of tax	Before tax	Tax (expense) benefit	Net of tax	Before tax	Tax (expense) benefit	Net of tax
Foreign currency translation differences on foreign operations	(2,310)	—	(2,310)	(2,768)	—	(2,768)	(776)	—	(776)
Net change in fair value of available-for-sale financial assets	459	—	459	(986)	—	(986)	1,965	—	1,965
Remeasurement of defined benefit (asset) liability	(126)	(14)	(140)	64	—	64	(142)	—	(142)

Total	(1,977)	(14)	(1,991)	(3,690)	—	(3,690)	1,047	—	1,047

Reconciliation of Effective Tax Rate

Particulars	For the Year Ended March 31
	2013		2014		2015
Loss for the year		(27,589)		(20,905)		(18,358)
Income tax expense		(8,599)		(79)		(135)

Loss before tax		(18,990)		(20,826)		(18,223)

Income tax benefit using the Company’s domestic tax rate	15.00%	2,849	15.00%	3,124	15.00%	2,733
Effect of tax rates in foreign jurisdictions	11.49%	2,181	5.52%	1,150	0.47%	(86)
Non deductible expenses	1.08%	(205)	1.27%	(264)	1.12%	(204)
Tax exempt income	0.62%	119	0.18%	37	1.16%	211
Utilization of previously unrecognised tax losses	0.24%	45	0.25%	51	21.86%	3,984
Reversal of previously recognized tax losses	18.68%	(3,547)	0.00%	—	0.00%	—
Current year losses for which no deferred tax asset was recognized	5.84%	(1,108)	14.74%	(3,069)	15.18%	(2,767)
Change in unrecognised temporary differences	47.02%	(8,929)	5.30%	(1,104)	21.92%	(3,995)
Others	0.02%	(4)	0.02%	(4)	0.06%	(11)

		(8,599)		(79)		(135)

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

17)	PROPERTY, PLANT AND EQUIPMENT

Particulars	Land	Building	Computers	Furniture and Fixtures	Office Equipment	Motor Vehicles	Leasehold Improvements	Diesel Generator Sets	Capital Work in Progress	Total
Cost
Balance as at April 1, 2013	954	550	6,573	407	1,089	606	3,908	14	—	14,101
Acquisitions through business combinations	—	—	124	7	2	—	8	—	—	141
Additions/Adjustment	—	20	1,364	43	179	209	163	—	17	1,995
Disposals	—	—	(13)	(2)	(10)	(43)	(138)	(3)	—	(209)
Effect of movements in foreign exchange rate	(95)	(55)	(569)	(36)	(93)	(56)	(344)	(1)	—	(1,249)

Balance as at March 31, 2014	859	515	7,479	419	1,167	716	3,597	10	17	14,779

Balance as at April 1, 2014	859	515	7,479	419	1,167	716	3,597	10	17	14,779
Additions	—	—	2,155	72	172	346	595	—	(17)	3,323
Disposals	—	—	(524)	(283)	(224)	(76)	(62)	(1)	—	(1,170)
Effect of movements in foreign exchange rate	(2)	(1)	(343)	(15)	(39)	(25)	(241)	—	—	(666)

Balance as at March 31, 2015	857	514	8,767	193	1,076	961	3,889	9	—	16,266

Depreciation and impairment loss
Balance as at April 1, 2013	—	17	2,917	354	600	191	815	4	—	4,898
Depreciation for the year	—	43	1,070	33	138	91	460	1	—	1,836
Disposals	—	—	(12)	(1)	(6)	(15)	(84)	(1)	—	(119)
Effect of movements in foreign exchange rate	—	(4)	(254)	(27)	(9)	(14)	(61)	—	—	(369)

Balance as at March 31, 2014	—	56	3,721	359	723	253	1,130	4	—	6,246

Balance as at April 1, 2014	—	56	3,721	359	723	253	1,130	4	—	6,246
Depreciation for the year	—	54	1,523	16	210	124	506	1	—	2,434
Disposals	—	—	(442)	(281)	(208)	(60)	(47)	(1)	—	(1,039)
Effect of movements in foreign exchange rate	—	—	(149)	(9)	(26)	(6)	(85)	—	—	(275)

Balance as at March 31, 2015	—	110	4,653	85	699	311	1,504	4	—	7,366

Carrying amounts
As at April 1, 2013	954	533	3,656	53	489	415	3,093	10	—	9,203

As at March 31, 2014	859	459	3,758	60	444	463	2,467	6	17	8,533

As at April 1, 2014	859	459	3,758	60	444	463	2,467	6	17	8,533

Balance as at March 31, 2015	857	404	4,114	108	377	650	2,385	5	—	8,900

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

During the quarter ended June 30, 2014, management based on internal technical evaluation reassessed the remaining useful life of assets primarily consisting of computers and office equipment with effect from April 1, 2014. Accordingly the useful lives of certain assets required a change from the previous estimates.

The existing and revised useful lives are as below:

Category of assets	Existing useful life (Years)	Revised useful life (Years)
Computers	5	3-6
Furniture and fixtures	6	6
Office equipments	7	3-5
Motor vehicles	7	7
Diesel generator sets	7	7
Building	20	20

Had the group continued with the previously assessed useful lives, charge for depreciation for year ended March 31, 2015 would have been lower by USD 214 for assets held at April 1, 2014. The revision of the useful lives will result in the following changes in the depreciation expense as compared to the original useful life of the assets:

Particulars	Year ending March 31, 2016	Year ending March 31, 2017	Year ending March 31, 2018
Increase (decrease) in depreciation expense	(114)	(112)	(89)

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

18)	INTANGIBLE ASSETS AND GOODWILL

Particulars	Goodwill	Customer Relationship	Non- Compete	Brand / Trade Mark	Website Development Cost	Software	Capital work in progress	Total
Cost
Balance as at April 1, 2013	13,469	1,345	479	8,542	9,214	3,576	3,488	40,113
Acquisitions through business combinations	—	—	—	2,721	2,560	—	449	5,730
Additions	79	—	—	—	2,360	2,316	(1,695)	3,060
Effect of movements in foreign exchange rate	(38)	(2)	(2)	26	(429)	(260)	(323)	(1,028)

Balance as at March 31, 2014	13,510	1,343	477	11,289	13,705	5,632	1,919	47,875

Balance as at April 1, 2014	13,510	1,343	477	11,289	13,705	5,632	1,919	47,875
Additions/Adjustment	—	—	—	—	2,635	1,016	587	4,238
Disposals	—	—	—	—	—	(134)	—	(134)
Effect of movements in foreign exchange rate	(217)	(12)	(14)	(617)	(1,060)	(279)	(289)	(2,488)

Balance as at March 31, 2015	13,293	1,331	463	10,672	15,280	6,235	2,217	49,491

Amortization
Balance as at April 1, 2013	—	100	64	472	2,906	1,585	—	5,127
Amortization for the year	—	216	36	1,137	1,729	738	—	3,856
Effect of movements in foreign exchange rate	—	—	(1)	(1)	(223)	(124)	—	(349)

Balance as at March 31, 2014	—	316	99	1,608	4,412	2,199	—	8,634

Balance as at April 1, 2014	—	316	99	1,608	4,412	2,199	—	8,634
Amortization for the year	—	193	45	1,461	2,808	1,014	—	5,521
Disposals	—	—	—	—	—	(134)	—	(134)
Effect of movements in foreign exchange rate	—	(4)	(10)	(70)	(323)	(123)	—	(530)

Balance as at March 31, 2015	—	505	134	2,999	6,897	2,956	—	13,491

Carrying amounts
As at April 1, 2013	13,469	1,245	415	8,070	6,308	1,991	3,488	34,986

As at March 31, 2014	13,510	1,027	378	9,681	9,293	3,433	1,919	39,241

As at April 1, 2014	13,510	1,027	378	9,681	9,293	3,433	1,919	39,241

Balance as at March 31, 2015	13,293	826	329	7,673	8,383	3,279	2,217	36,000

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

For the purpose of impairment testing, goodwill is allocated to a CGU representing the lowest level within the Group at which goodwill is monitored for internal management purposes, and which is not higher than the Group’s operating segment. Goodwill as at March 31, 2015 has been allocated to the respective acquired subsidiaries level as follows:

	As at March 31
Particulars	2014	2015
Luxury Tours & Travel Pte Ltd	2,580	2,363
Hotel Travel Group	9,625	9,625
ITC Group	1,305	1,305

Total	13,510	13,293

The recoverable amount of the CGU was based on its value in use and was determined by discounting the future cash flows to be generated from the continuing use of the CGU. These calculations use cash flow projections over a period of five years, based on next year financial budgets approved by management, with extrapolation for the remaining period, and an average of the range of assumptions as mentioned below. The key assumptions used for the calculations are as follows:

As at March 31,
	2014	2015
Discount rate	19 - 22%	19 - 21%
Terminal value growth rate	3.5 - 4%	3.5 - 4%
Average EBITDA margin (5 years)	14 - 36%	5 - 40%

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of a comparable market participant, which is adjusted for specific risks. These estimates are likely to differ from future actual results of operations and cash flows.

Based on the above, no impairment was identified as of March 31, 2015 and March 31, 2014 as the recoverable value of the CGUs exceeded the carrying value. An analysis of the calculation’s sensitivity to a change in the key parameters (Revenue growth, discount rate and long-term growth rate) based on reasonably probable assumptions, did not identify any probable scenarios where the CGU’s recoverable amount would fall below its carrying amount.

19)	TAX ASSETS AND LIABILITIES

Unrecognized Deferred Tax Assets

Deferred tax assets have not been recognized in respect of the following items:

	As at March 31
Particulars	2014	2015
Deductible temporary differences	8,363	11,546
Minimum alternate tax	820	772
Tax loss carry forwards	8,593	6,507

Total	17,776	18,825

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

Deferred tax assets of USD 8,893 had been recognized in the previous years, relating to unutilized tax losses and other temporary differences in respect of its Indian subsidiary. The Indian subsidiary after two consecutive years of profits had incurred losses in the financial year ended March 31, 2013. Based on evaluation of convincing evidence required by IAS 12, the management had recorded impairment of deferred tax asset of USD 8,456 in the financial year ended March 31, 2013. The impairment had no impact on the Company’s ability to utilize carry forward losses or tax assets in the future. During the year ended March 31, 2014 and 2015, the Company did not recognize deferred tax asset on tax losses and other temporary differences because a trend of future profitability is not yet clearly discernible. The above tax losses expire at various dates ranging from 2021 to 2029.

Recognized Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities are attributable to the following:

	As at March 31
	Assets		Liabilities		Net
Particulars	2014	2015	2014	2015	2014	2015
Property, plant and equipment	—	—	(387)	(337)	(387)	(337)
Intangible assets	—	—	(2,340)	(1,971)	(2,340)	(1,971)
Tax loss carry forwards	2,450	2,082	—	—	2,450	2,082

Deferred tax assets/(liabilities)	2,450	2,082	(2,727)	(2,308)	(277)	(226)
Set off	(2,450)	(2,082)	2,450	2,082	—	—

Net deferred tax assets/(liabilities)	—	—	(277)	(226)	(277)	(226)

Movement in Temporary Differences During the Year

Particulars	Balance as on April 1, 2013	Recognised in profit or loss	Recognised in other comprehensive income	Effects of movement in foreign exchange rates	Balance as on March 31, 2014	Recognised in profit or loss	Recognised in other comprehensive income	Effects of movement in foreign exchange rates	Balance as on March 31, 2015
Property, plant and equipment	(373)	(47)	—	33	(387)	33	—	17	(337)
Intangible assets	(808)	(1,561)	—	29	(2,340)	331	—	38	(1,971)
Tax loss carry forwards	798	1,714	—	(62)	2,450	(313)	—	(55)	2,082

Total	(383)	106	—	—	(277)	51	—	—	(226)

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

20)	TRADE AND OTHER RECEIVABLES

	As at March 31
Particulars	2014	2015
Trade and other receivables, net	23,637	23,714
Due from employees	144	452
Security deposits	4,182	3,317
Interest accrued on term deposits	1,393	2,369

Total	29,356	29,852

Non-current	983	901
Current	28,373	28,951

Total	29,356	29,852

The trade receivables primarily consist of receivable from airline, corporate and retail customers.

Security deposits include amounts paid in advance to suppliers of hotels and other services in order to guarantee the provision of those services.

The management does not consider there to be significant concentration of credit risk relating to trade and other receivables.

The Group’s exposure to credit and currency risks and impairment losses related to trade and other receivables is disclosed in note 5 and 34.

21)	CASH AND CASH EQUIVALENTS

	As at March 31
Particulars	2014	2015
Cash in hand	291	234
Credit card collection in hand	15,104	15,901
Bank balances	21,575	33,340
Term deposits	1,041	382

Cash and cash equivalents	38,011	49,857

Credit card collection in hand represents the amount of collection from credit cards swiped by the customers which is outstanding as at the year end and credited to Group’s bank accounts subsequent to the year end.

The Group’s exposure to interest rate risk and a sensitivity analysis for financial assets and financial liabilities is disclosed in note 5 and 34.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

22)	TERM DEPOSITS

	As at March 31
Particulars	2014	2015
Term deposits	105,170	93,492

Total	105,170	93,492

Non-current	75,656	864
Current	29,514	92,628

Total	105,170	93,492

As of March 31, 2015, term deposits include USD 595 (March 31, 2014: USD 595) against which mainly letters of credit have been issued to various airlines.

As of March 31, 2015, term deposits include USD 13,377 (March 31, 2014: USD 8,995) pledged with banks against bank guarantees and bank overdraft facility.

23)	OTHER CURRENT ASSETS

	As at March 31
Particulars	2014	2015
Advance to vendors	31,951	36,715
Prepaid expenses	1,632	2,271
Prepaid lease rentals	91	78
Other assets	1,065	1,282

Total	34,739	40,346

24)	OTHER NON-CURRENT ASSETS

	As at March 31
Particulars	2014	2015
Prepaid lease rentals	476	473

Total	476	473

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

25)	CAPITAL AND RESERVES

Share Capital and Share Premium

	Ordinary Shares*
Particulars	Number	Share capital	Share premium
Balance as at April 1, 2013	37,562,016	18	153,743
Issue of ordinary shares through follow-on public offering, net of issuance costs	3,325,000	2	73,431
Own shares acquired	(100)	—	—
Shares issued during the year on exercise of share based awards	751,183	1	11,249

Balance as at March 31, 2014	41,638,099	21	238,423

Balance as at April 1, 2014	41,638,099	21	238,423
Reissue of own shares	38,655	—	263
Own shares acquired	(20,000)	—	—
Shares issued during the year on exercise of share based awards	308,625	—	3,976

Balance as at March 31, 2015	41,965,379	21	242,662

*	Par value of USD 0.0005 per share

On August 17, 2010, the Company completed the initial public offering of its ordinary shares on National Association of Securities Dealers Automated Quotation System (NASDAQ) at the initial offering price of USD 14 per share.

On November 6, 2012, the Company issued 209,050 shares as a part of the initial consideration for the acquisition of Hotel Travel Group.

In December 2012, the Company purchased 40,142 of its own shares from the open market at the prevailing market price at different dates for USD 525 including directly attributable costs. In May 2013, the Company purchased 100 of its own shares from the open market at the prevailing market price for USD 1, including directly attributable costs.

On March 19, 2014, the Company completed the follow-on public offering of its ordinary shares on NASDAQ, pursuant to which Company issued and sold 3,000,000 ordinary shares and certain of its existing shareholders (referred to as the “Selling Shareholders”) sold 2,500,000 ordinary shares at a price of USD 23 per share. The offering resulted in gross proceeds of USD 69,000 and net proceeds of USD 66,671 to the Company, and gross proceeds of USD 57,500 and net proceeds of USD 55,559 to the Selling Shareholders, after deducting underwriting commissions. Additionally, the Company incurred offering related expenses of approximately USD 852. Further, the underwriters exercised their option to purchase 325,000 additional ordinary shares from the Company and 500,000 additional ordinary shares from the Selling Shareholders at the follow-on offering price of USD 23 per share to cover over-allotments, resulting in additional gross proceeds of USD 7,475 and net proceeds of USD 7,223 to the Company, and additional gross proceeds of USD 11,500 and net proceeds of USD 11,112 to the Selling Shareholders, after deducting underwriting commissions.

In April, 2014, the Company re-issued 38,655 of its own shares to discharge a part of the deferred consideration for the acquisition of Hotel Travel Group.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

In March 2015, the Company purchased 20,000 of its own shares from the open market at the prevailing market price for USD 417, including directly attributable costs.

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

Foreign currency translation reserve

The translation reserve comprises foreign currency differences arising from the translation of the financial statements of the Indian, Singapore, Malaysia, the Netherlands, Thailand, U.A.E, Israel, and China subsidiaries.

26)	LOSS PER SHARE

The following is the reconciliation of the loss attributable to ordinary shareholders and weighted average number of ordinary shares used in the computation of basic and diluted loss per share for the year ended March 31, 2013, 2014 and 2015:

	For the Year Ended March 31
Particulars	2013	2014	2015
Loss attributable to ordinary shareholders	(27,592)	(20,934)	(18,252)
Weighted average number of ordinary shares outstanding used in computing basic loss per share	37,315,434	37,832,246	41,808,897
Weighted average number of ordinary shares outstanding used in computing dilutive loss per share	37,315,434	37,832,246	41,808,897
Loss per share (USD)
Basic	(0.74)	(0.55)	(0.44)
Diluted	(0.74)	(0.55)	(0.44)

As at March 31, 2015, 2,334,927 (March, 2014: 2,659,852 and March 2013: 1,753,701) issuable ordinary shares including employees share based awards were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

27)	LOANS AND BORROWINGS

This note provides information about the contractual terms of Group’s interest bearing loans and borrowings, which are measured at amortized cost. For more information about the Group’s exposure to interest rate, foreign currency and liquidity risk, see note 5 and 34.

	As at March 31
Particulars	2014	2015
Non-current liabilities
Secured bank loans	179	354
Finance lease liabilities	24	8

Non-current portion of loans and borrowings	203	362

	As at March 31
Particulars	2014	2015
Current liabilities
Current portion of secured bank loans	96	121
Current portion of finance lease liabilities	19	16

Current portion of loans and borrowings	115	137

Terms and debt repayment schedule

Terms and conditions of outstanding loans were as follows:

				As at March 31, 2014		As at March 31, 2015
Particulars	Currency	Interest rate	Year of maturity	Original value	Carrying amount	Original value	Carrying amount
Secured bank loans	INR	9% - 13%	2014 - 2021	379	227	588	459
Secured bank loans	THB	7.25%	2015	154	48	153	16
Finance lease liabilities	THB	4.35% - 7.60%	2015 - 2016	82	43	82	24

The bank loans are secured over motor vehicles with a carrying amount of USD 484 as at March 31, 2015 (March 31, 2014: USD 281).

The finance lease liabilities are secured over motor vehicles with a carrying amount of USD 40 as at March 31, 2015 (March 31, 2014: USD 58).

Finance Lease Liabilities

Finance lease liabilities are as follows:

	As at March 31, 2014			As at March 31, 2015
Particulars	Future minimum lease payments	Interest	Present value of minimum lease payments	Future minimum lease payments	Interest	Present value of minimum lease payments
Less than one year	22	3	19	17	1	16
Between one and five years	25	1	24	8	—	8
More than five years	—	—	—	—	—	—

Total	47	4	43	25	1	24

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

The Group has taken certain vehicles on lease which have an option for the Group to purchase the vehicles as per terms of the lease agreements.

Credit Facility

The group has fund based limits with various banks amounting to USD 18,369 as at March 31, 2015 (March 31, 2014: USD 19,227). The group has drawn down from its outstanding limit amounting to USD Nil as at March 31, 2015 (March 31, 2014: Nil) (refer note 21).

28)	OTHER CURRENT LIABILITIES

Particulars	As at March 31
	2014	2015
Statutory liabilities	6,428	2,517
Deferred rent liabilities	58	64
Deferred consideration	1,178	5,112
Other liabilities	744	850

Total	8,408	8,543

29)	OTHER NON-CURRENT LIABILITIES

Particulars	As at March 31
	2014	2015
Deferred rent liabilities	691	635
Deferred consideration	5,338	—
Other liabilities	1,639	352

Total	7,668	987

30)	DEFERRED REVENUE

Particulars	As at March 31
	2014	2015
Global Distribution System provider	2,801	3,025
Loyalty programme	888	4,069
Others	—	202

Total	3,689	7,296

Non-current	2,353	3,147
Current	1,336	4,149

Total	3,689	7,296

The Group requires the services of a Global Distribution System (“GDS”) provider for facilitating the booking of airline tickets on its website or other distribution channels. There are various The Group requires the services of a Global Distribution System (“GDS”) provider for facilitating the booking of airline tickets on its website or other distribution channels. There are various GDS companies like Abacus, Amadeus,

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

Galileo etc. These companies usually pay upfront fee to travel agents for using their system as they get paid by airlines on the basis of airline tickets booked through their GDS, which is recognized as revenue on the proportion of actual airline tickets sold over the total estimated airline tickets to be sold or is recognized on a straight line basis in case of upfront fee to promote hotel and packages, over the term of the agreement and the balance amount is recognized as deferred revenue.

31)	EMPLOYEE BENEFITS

	As at March 31
Particulars	2014	2015
Defined benefit plan	673	864
Other long term employee benefit (liability for compensated absences)	290	481

Total	963	1,345

Defined Benefit Plan

The Group’s gratuity scheme for the employees of its Indian subsidiary is a defined benefit plan. Gratuity is paid as a lump sum amount to employees at retirement or termination of employment at an amount based on the respective employee’s eligible salaries and the years of employment with the Group. The following table sets out the disclosure in respect of the defined benefit plan:

	As at March 31
Particulars	2014	2015
Present value of unfunded obligations	673	864

Total	673	864

Movement in the Present Value of the Defined Benefit Obligation

	As at March 31
Particulars	2014	2015
Defined benefit obligation at the beginning of the year	693	673
Current service cost	155	150
Interest cost	46	54
Actuarial (gains) losses arising from:
—financial assumptions	(28)	71
—experience adjustment	(36)	71
Benefits paid	(96)	(119)
Effects of movement in exchange rate	(61)	(36)

Defined benefit obligations at the end of the year	673	864

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

Expense Recognised in Profit or Loss

	For the Year Ended March 31
Particulars	2013	2014	2015
Current service costs	125	155	150
Interest on obligation	36	46	54

Total	161	201	204

The expense is recognised in personnel expenses in the consolidated statement of profit or loss and other comprehensive income (loss).

Actuarial Gains (Losses) Recognised in Other Comprehensive Income

	For the Year Ended March 31
Particulars	2013	2014	2015
Recognised during the year	(126)	64	(142)

Total	(126)	64	(142)

Actuarial Assumptions

Principal actuarial assumptions are given below:

	As at March 31
	2014	2015
Discount rate (per annum)	9.10%	7.80%
Future salary increases (per annum)	10.00%	11.00%
Retirement age (years)	58	58
Withdrawal rates	25.00%	25.00%
Weighted average duration of defined benefit obligation	5 years	5 years

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

Sensitivity analysis

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

Particulars	For the year ended March 31, 2014		For the year ended March 31, 2015
	Increase	Decrease	Increase	Decrease
Discount rate (1% movement)	(24)	26	(33)	35
Future salary growth (1% movement)	23	(22)	30	(29)
Withdrawal rate (10% movement)	(49)	58	(79)	116

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

32)	SHARE BASED PAYMENT

Description of the Share-Based Payment Arrangements

Share Option Programme (Equity-Settled)

a)	2006 MakeMyTrip.com Equity Option Plan

In 2006, the Group established a share option program in India, named the ‘2006 MakeMyTrip.com Equity Option Plan’ (or ‘2006 ESOP’), which was approved by the shareholders of the Company at an extra-ordinary meeting held on December 21, 2005. The ESOP entitles the eligible employees to purchase ordinary shares of the Group’s Indian Subsidiary. The Group granted employee stock options to eligible employees on various dates. There were Nil options outstanding as at March 31, 2010 as all options outstanding under this plan were replaced with options granted under the MakeMyTrip.com Equity Option Plan (“MMT ESOP plan”). There have been no further issues of stock options under this plan.

b)	MakeMyTrip.com Equity Option Plan

In 2000, the Group approved a share option programme in Mauritius, named the MakeMyTrip.com Equity Option Plan (“MMT ESOP Plan”). In June 2009, this plan was expanded in order to issue share options to employees of subsidiaries and directors of the group. The Group replaced certain share options to acquire shares in its Indian subsidiary held by employees at its subsidiaries with options granted under the MMT ESOP Plan. Total options granted under this plan were 2,703,810 during the year ended March 31, 2010. No options were granted during the year ended March 31, 2013, 2014 and 2015.

The number and weighted average exercise price of share options under MMT ESOP plan are as follows:

Particulars	Weighted Average Exercise Price per share (USD)	Number of Options	Weighted Average Exercise Price per share (USD)	Number of Options	Weighted Average Exercise Price per share (USD)	Number of Options
	For the Year Ended March 31
	2013	2013	2014	2014	2015	2015
Outstanding at beginning of the year	1.59	913,221	1.49	691,127	1.49	478,918
Forfeited and expired during the year	—	—	—	—	—	—
Granted during the year	—	—	—	—	—	—
Exercised during the year	1.88	(222,094)	1.49	(212,209)	1.57	(96,479)
Outstanding at the end of the year	1.49	691,127	1.49	478,918	1.47	382,439
Exercisable at the end of the year	1.56	646,127	1.49	478,918	1.47	382,439

The options outstanding at March 31, 2015 have an exercise price per share in the range of USD 0.4875 to USD 5.3940 (March 31, 2014: USD 0.4875 to USD 5.3940 and March 31, 2013: USD 0.4875 to USD 5.3940) and a weighted average contractual life of 2 years and 3 months (March 31, 2014: 3 years and 4 months and March 31, 2013: 8 months).

During the year ended March 31, 2015, share based payment expense for these options recognized under personnel expenses (refer note 12) amounted to Nil (March 31, 2014: USD 29 and March 31, 2013: USD 81).

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

c)	Share Incentive Plan

In 2010, the Group approved a share incentive plan in Mauritius, named the MakeMyTrip 2010 Share Incentive Plan (“Share Incentive Plan”). During the year ended March 31, 2013, 2014 and 2015, the Group granted restricted share units, or RSUs, under the plan to eligible employees. Each RSU represents the right to receive one common share.

Terms and Conditions of the Share Incentive Plan

The terms and conditions relating to the grants under Share Incentive Plan are given below:

Grant date/Employees entitled	Number of instruments	Vesting conditions	Contractual life of RSUs
RSUs granted during the year ended March 31, 2013	850,160	Refer notes	4 – 8 years
RSUs granted during the year ended March 31, 2014	828,390	Refer notes	4 – 8 years
RSUs granted during the year ended March 31, 2015	845,507	Refer notes	4 – 8 years

Notes:

1. Of the RSU granted during the year ended March 31, 2015:

•	Nil (March 31, 2014: 1,132 and March 31, 2013: Nil) RSUs have 25% graded vesting each six months over a 2 year period.

•	438,801 (March 31, 2014: 438,801 and March 31, 2013: 572,349) RSUs have 33.33% graded vesting each year over a 3 year period.

•	404,721 (March 31, 2014: 364,039 and March 31, 2013: 273,802) RSUs have graded vesting over 4 years: 10% on the expiry of 12 months from the grant date, 20% on the expiry of 24 months from the grant date, 30% on the expiry of 36 months from the grant date, 40% on the expiry of 48 months from the grant date.

•	1,985 (March 31, 2014: 24,418 and March 31, 2013: 4,009) RSUs were fully vested on the grant date.

2. The RSUs can be exercised within a period of 48 months from the date of vesting.

The number and weighted average exercise price of RSUs under the share incentive plan are as follows:

Particulars	Weighted Average Exercise Price per share (USD)	Number of Awards	Weighted Average Exercise Price per share (USD)	Number of Awards	Weighted Average Exercise Price per share (USD)	Number of Awards
	For the Year Ended March 31
	2013	2013	2014	2014	2015	2015
Outstanding at beginning of the year	0.0005	955,404	0.0005	1,742,604	0.0005	1,872,930
Granted during the year	0.0005	850,160	0.0005	828,390	0.0005	845,507
Forfeited and expired during the year	0.0005	(51,551)	0.0005	(159,090)	0.0005	(175,551)
Exercised during the year	0.0005	(11,409)	0.0005	(538,974)	0.0005	(212,143)
Outstanding at the end of the year	0.0005	1,742,604	0.0005	1,872,930	0.0005	2,330,743
Exercisable at the end of the year	0.0005	292,716	0.0005	275,261	0.0005	734,716

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

The RSUs outstanding at March 31, 2015 have an exercise price per share of USD 0.0005 (March 31, 2014: USD 0.0005 and March 31, 2013: USD 0.0005) and a weighted average contractual life of 4.7 years (March 31, 2014: 5.0 years and March 31, 2013: 5.1 years).

During the year ended March 31, 2015, share based payment expense recognized under personnel expenses (refer note 12) is amounted to USD 12,308 (March 31, 2014: USD 11,360 and March 31, 2013: USD 11,294) for the RSUs granted under the share incentive plan.

33)	TRADE AND OTHER PAYABLES

	As at March 31
Particulars	2014	2015
Other trade payables	36,129	42,246
Accrued expenses	16,328	16,978
Advance from customers	33,757	44,431

Total	86,214	103,655

The Group’s exposure to currency and liquidity risk related to trade and other payables is disclosed in note 5 and 34.

34)	FINANCIAL INSTRUMENTS

Credit Risk

Exposure to Credit Risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	As at March 31
Particulars	2014	2015
Trade and other receivables	29,356	29,852
Other assets	1,065	1,282
Term deposits	105,170	93,492
Cash and cash equivalents (except cash in hand)	37,720	49,623

Total	173,311	174,249

The maximum exposure to credit risk for trade and other receivables at the reporting date by geographic region was:

	As at March 31
Particulars	2014	2015
India	19,029	20,458
Thailand	3,141	3,266
Malaysia	3,431	1,542
Singapore	1,233	1,058
Netherlands	1,681	1,055
Others	841	2,473

Total	29,356	29,852

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

The maximum exposure to credit risk for trade and other receivables and term deposits at the reporting date by type of counterparty was:

	As at March 31
Particulars	2014	2015
Airlines	9,590	10,497
Retail customers	9,941	7,374
Corporate customers	3,837	5,376
Deposit with hotels and others	4,181	3,317
Term deposits with bank	105,170	93,492
Others	1,807	3,288

Total	134,526	123,344

Impairment Losses

The age of trade and other receivables and term deposits at the reporting date was:

	As at March 31
	2014		2015
Particulars	Gross	Impairment	Gross	Impairment
Not past due	130,686	—	115,013	—
Past due 0-30 days	2,131	—	3,393	—
Past due 30-120 days	965	—	3,783	—
More than 120 days	2,366	1,622	2,160	1,005

Total	136,148	1,622	124,349	1,005

The movement in the allowance for doubtful debts in respect of trade and other receivables during the year was as follows:

	For the year ended March 31
Particulars	2014	2015
Balance at the beginning of the year	2,220	1,622
Provision for doubtful debts	1,473	456
Amounts written off against the allowance	(1,706)	(419)
Effects of movement in exchange rate	(365)	(654)
Balance at the end of the year	1,622	1,005

Allowance for doubtful debts mainly represents amounts due from airlines, global distribution system providers and retail customers. Based on historical experience, the Group believes that no impairment allowance is necessary, apart from above, in respect of trade receivables.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

As at March 31, 2014

Non-derivative financial liabilities	Carrying amount	Contractual cash flows*	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Finance lease liabilities	43	(47)	(11)	(11)	(17)	(8)	—
Secured bank loans	275	(358)	(87)	(75)	(112)	(84)	—
Trade and other payables	52,457	(52,457)	(52,457)	—	—	—	—
Other liabilities	15,327	(17,346)	(7,965)	(454)	(6,785)	(2,142)	—

Total	68,102	(70,208)	(60,520)	(540)	(6,914)	(2,234)	—

Note:	* Represents undiscounted cash flows of interest and principal

As at March 31, 2015

Non-derivative financial liabilities	Carrying amount	Contractual cash flows*	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Finance lease liabilities	24	(25)	(11)	(6)	(8)	—	—
Secured bank loans	475	(588)	(90)	(77)	(148)	(238)	(35)
Trade and other payables	59,224	(59,224)	(59,224)	—	—	—	—
Other liabilities	8,831	(9,367)	(3,368)	(5,599)	(400)	—	—

Total	68,554	(69,204)	(62,693)	(5,682)	(556)	(238)	(35)

Note:	* Represents undiscounted cash flows of interest and principal

Currency Risk

Exposure to Currency Risk

The Group incurs foreign currency risk primarily in respect of currency other than the functional currency of MakeMyTrip (India) Private Limited (MMT India), Hotel Travel Group (HT Group) and Easytobook Group (ETB Group), in which the transaction takes place. On a consolidated basis, the Group is primarily exposed to foreign currency fluctuations between the USD and INR, INR being the functional currency of MMT India, between the EUR and USD, USD being the functional currency of HT Group, and between USD and EUR, EUR being the functional currency of ETB Group. The Group’s exposure to foreign currency risk was based on the following amounts as at the reporting dates (in equivalent USD):

Between USD and INR

	As at March 31
Particulars	2014	2015
Trade and other receivables	8,210	10,904
Trade and other payables	(37,955)	(34,135)
Cash and cash equivalents	2,975	3,375

Net exposure	(26,770)	(19,856)

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

Between EUR and USD

	As at March 31
Particulars	2014	2015
Trade and other receivables	1,153	389
Trade and other payables	(803)	(2,991)
Cash and cash equivalents	3,418	1,706

Net exposure	3,768	(896)

Between USD and EUR

As at March 31
Particulars	2015
Trade and other receivables	371
Trade and other payables	(6,657)
Cash and cash equivalents	1,713

Net exposure	(4,573)

The following significant exchange rates applied during the year:

	Average exchange rate per unit		Reporting date rate per unit
USD	2013-14	2014-15	March 31, 2014	March 31, 2015
INR 1	0.0166	0.0164	0.0167	0.0160
EUR 1	1.3751	1.2690	1.3753	1.0851

Sensitivity Analysis

Any change in the exchange rate of USD against currencies other than INR and EUR is not expected to have significant impact on the Group’s profit or loss. Accordingly, a 10% appreciation of the USD as indicated below, against the INR and EUR would have increased loss by the amounts shown below and a 10% appreciation of the EUR as indicated below, against the USD would have increased loss for the current year/decreased loss for the previous year by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables remain constant.

	For the Year Ended March 31
Particulars	2014	2015
10% strengthening of USD against INR	(2,550)	(1,891)
10% strengthening of EUR against USD	359	(79)
10% strengthening of USD against EUR	—	(401)

A 10% depreciation of the USD against INR and EUR, and 10% depreciation of EUR against USD would have had the equal but opposite effect on the above currency to the amounts shown above, on the basis that all other variables remain constant.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

Interest Rate Risk

Profile

At the reporting date the interest rate profile of the Group’s interest-bearing financial instruments was as follows:

	As at March 31
Particulars	2014	2015
Fixed rate instruments
Financial assets
Term deposits	105,170	93,492
Cash and cash equivalents	38,011	49,857
Financial liabilities
Finance lease liabilities	43	24
Secured bank loans	275	475

	143,499	143,848

Fair Value Sensitivity Analysis for Fixed Rate Instruments

The Group does not account for any fixed rate financial assets and liabilities at fair value through profit or loss. Therefore, a change in interest rates at the reporting date would not affect profit or loss.

Fair Values

Fair Values Versus Carrying Amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	As at March 31, 2014		As at March 31, 2015
Particulars	Carrying amount	Fair value	Carrying amount	Fair value
Assets carried at fair value (Available for sale)
Other investments	3,973	3,973	5,938	5,938

	3,973	3,973	5,938	5,938

Assets carried at amortised cost ( Loans and receivables)
Trade and other receivables	29,356	29,356	29,852	29,852
Term deposits	105,170	105,170	93,492	93,492
Cash and cash equivalents	38,011	38,011	49,857	49,857
Other assets	1,065	1,065	1,282	1,282

	173,602	173,602	174,483	174,483

Liabilities carried at amortized cost (Other financial liabilities)
Finance lease liabilities	43	43	24	24
Secured bank loans	275	275	475	475
Financial liabilities	8,899	8,899	6,314	6,314
Trade and other payables	52,457	52,457	59,224	59,224
Other liabilities	6,428	6,428	2,517	2,517

	68,102	68,102	68,554	68,554

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	As at March 31, 2015
Particulars	Level 1	Level 2	Level 3	Total
Other investments	—	—	5,938	5,938

Total Assets	—	—	5,938	5,938

Financial liabilities	—	—	6,314	6,314

Total Liabilities	—	—	6,314	6,314

	As at March 31, 2014
Particulars	Level 1	Level 2	Level 3	Total
Other investments	—	—	3,973	3,973

Total Assets	—	—	3,973	3,973

Financial liabilities	—	—	8,899	8,899

Total Liabilities	—	—	8,899	8,899

The following table shows a reconciliation from the beginning balances to the ending balances for fair value measurements in Level 3 of the fair value hierarchy:

	As at March 31, 2015
Particulars	Other investments	Derivatives instruments	Derivatives instruments	Financial liabilities
Opening balances	3,973	—	—	8,899
Payment/settlement	—	—	—	(2,919)
Total gains and losses recognized in:
—profit or loss	—	—	—	334
—other comprehensive income	1,965	—	—	—

Closing balances	5,938	—	—	6,314

	As at March 31, 2014
Particulars	Other investments	Derivatives instruments	Derivatives instruments	Financial liabilities
Opening balances	4,959	15	189	6,830
Arising from acquisition	—	—	—	1,158
Arising from completion of measurement period for business combination	—	—	—	(172)
Total gains and losses recognized in:
—profit or loss	—	(15)	(189)	1,083
—other comprehensive income	(986)	—	—	—

Closing balances	3,973	—	—	8,899

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

The basis for determining fair values is disclosed in note 4.

There were no transfers between Level 1, Level 2 and Level 3 during the year.

Valuation Techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 3 fair values at March 31, 2015 and 2014, as well as the significant unobservable inputs used.

Financial Instruments measured at fair value:

Type	Valuation technique	Significant unobservable inputs	Inter- relationship between significant unobservable inputs and fair value measurement
Other investments	Discounted cash flows: The valuation model considers the present value of expected free cash flow, discounted using a risk adjusted discount rate.	Forecast annual revenue growth rate : 30% - 385% (March 31, 2014: 31%-175%) Forecast EBITDA margin: (88%) - 34% (March 31, 2014: (294%)-71%) Risk adjusted discount rate: 20.0% (March 31, 2014: 18.5%)

The estimated fair value would increase (decrease) if :

• the annual revenue growth rate were higher (lower)

• the EBITDA margin were higher (lower)

• the risk adjusted discount rate were lower (higher)

Financial liabilities	Discounted cash flows: The valuation model considers the present value of expected payment, discounted using a risk adjusted discount rate.	Risk adjusted discount rate: 13%, 20% (March 31, 2014:13%, 20%)	The estimated fair value would increase (decrease) if : • the risk adjusted discount rate were lower (higher)

Sensitivity Analysis

For the fair values of other investments, reasonably possible changes of 100 basis points at the reporting date to one of the significant unobservable inputs, holding other inputs constant, would have the following effects:

	For the year ended March 31, 2015
	Other Comprehensive Income
	Increase	Decrease
Annual revenue growth rate	276	(272)
EBITDA Margin	120	(120)
Risk adjusted discount rate	(618)	709

	For the year ended March 31, 2014
	Other Comprehensive Income
	Increase	Decrease
Annual revenue growth rate	183	(179)
EBITDA Margin	26	(26)
Risk adjusted discount rate	(389)	453

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

35)	OPERATING LEASES

Leases as lessee

Non cancellable operating lease rentals are payable as follows:

	As at March 31
Particulars	2014	2015
Less than one year	2,354	2,014
Between one and five years	6,106	5,897
More than five years	1,791	671

Total	10,251	8,582

The Group leases a number of offices under operating leases. The lease period ranges for a period of three to nine years, with an option to renew the lease after that date. Lease payments are increased after a specified period under such arrangements.

During the year ended March 31, 2015, USD 2,816 was recognized as rent expense under other operating expense in profit or loss in respect of operating leases (March 31, 2014: USD 2,851, March 31, 2013: USD 2,607).

36)	CAPITAL COMMITMENTS

Estimated amount of contracts remaining to be executed on capital account and not provided for (net of advances) aggregate USD 123 as at March 31, 2015 (March 31, 2014: USD 434).

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

Related parties and nature of related party relationships:

Nature of relationship	Name of related parties
Key management personnel	Deep Kalra
Key management personnel	Keyur Joshi
Key management personnel	Rajesh Magow
Key management personnel	Mohit Kabra
Key management personnel	Mohit Gupta
Key management personnel	Amit Somani (till May 9, 2014)
Key management personnel	Sanket Atal (from June 4, 2012 till August 31, 2014)
Key management personnel	Vivek Gour
Key management personnel	Frederic Lalonde
Key management personnel Key management personnel	Philip Wolf Ranodeb Roy
Party controlled by key management personnel	PhoCus Wright Inc. (till December 31, 2012)
Party controlled by key management personnel	Chandra Capital (till May 20,2014)

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

Transactions with party controlled by key management personnel:

	For the Year Ended March 31
Transactions	2013	2014	2015
Revenue from air ticketing	63	87	14
Purchase of marketing and other services	42	—	—

	As at March 31
Balance Outstanding	2014	2015
Trade and other receivables	122	—

Transactions with Key Management Personnel:

Key Management Personnel Compensation*

Key management personnel compensation comprised:

	Year ended March 31,
Particulars	2013	2014	2015
Short-term employee benefits	1,009	2,287	1,969
Contribution to provident fund	56	63	58
Share based payment	9,260	9,702	9,116
Legal and professional	95	112	127

Total	10,420	12,164	11,270

Note: *	Provision for gratuity and compensated absences has not been considered, since the provisions are based on actuarial valuations for the Group’s entities as a whole.

In January 2015, the Company granted a short term loan of USD 385 to one of its key management personnel. In the quarter ended March 2015, an amount of USD 66 was repaid. As of March 31, 2015, the balance loan outstanding was USD 319 and interest accrued was USD 6. In May 2015, this loan along with interest has been repaid.

38)	LIST OF MATERIAL SUBSIDIARIES

Name of entity	Place of Incorporation	Ownership interest as at March 31, 2014	Ownership interest as at March 31, 2015
1. MakeMyTrip Inc.	Delaware, USA	100%	100%
2. MakeMyTrip (India) Private Limited	India	100%	100%
3. Luxury Tours & Travel Pte Ltd	Singapore	100%	100%
4. MakeMyTrip FZ-LLC	United Arab Emirates	100%	100%
5. Luxury Tours (Malaysia) Sdn Bhd.	Malaysia	100%	100%
6. Techblend Inc.	British Virgin Islands	100%	100%
7. Hotel Travel Limited	Malaysia	100%	100%
8. HTN Co. Ltd.	Thailand	100%	100%
9. ITC Bangkok Co. Ltd.	Thailand	51%	51%
10. Easy to Book Holding B.V.	Netherlands	100%	100%
11. Easy to Book Service B.V.	Netherlands	100%	100%

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

39)	SUBSEQUENT EVENT

a)	In April 2015, the Company acquired 18.18% equity interest in Inspirock, Inc., which owns and operates www.inspirock.com, an online planning tool for completely customizable itineraries. The company paid cash consideration of USD 1,945 for the purchase of new shares. In addition, the Company has also got warrants convertible into 1.82% common stock of Inspirock, Inc. subject to the Company providing certain marketing services to Inspirock, Inc. over a period of 10 months ending April 2016.

b)	In April 2015, the Company acquired certain technology assets of Mygola Inc. (U.S.) for a cash consideration of USD 1,100, that will be used to further develop its capability in online travel planning.