Form 20-F
period 2016-03-31
MakeMyTrip Ltd
filed 2016-06-14
CIK 1495153

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2016

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

groupcfo@makemytrip.com

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

As of March 31, 2016, 42,222,237 ordinary shares, par value $0.0005 per share, were issued and outstanding.

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

Yes  ☒            No   ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

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

Yes  ☐            No  ☐

CONVENTIONS USED IN THIS ANNUAL REPORT

In this Annual Report, we refer to information regarding the travel service industry and our competitors from market research reports, analyst reports and other publicly available sources. We also refer to data from the United States Central Intelligence Agency “World Factbook”, or CIA World Factbook, the Directorate General of Civil Aviation, the Indian governmental regulatory body for civil aviation, or DGCA and the Internet and Mobile Association of India, or IAMAI.

We conduct our business principally through our Indian subsidiary, MakeMyTrip (India) Private Limited, or MMT India. Our other principal operating subsidiaries include Hotel Travel Limited, Malaysia and HTN Co., Ltd., Thailand, the two main operating entities of the group of companies known as the Hotel Travel Group; ITC Bangkok Co., Ltd., Thailand, the main operating entity of the group of companies known as the ITC Group; Luxury Tours & Travel Pte Ltd, Singapore, or Luxury Tours; Luxury Tours (Malaysia) Sdn. Bhd. or Luxury Tours (Malaysia); and MakeMyTrip Inc., or MMT USA. Easy to Book Service B.V. was the main operating entity of the group of companies known as the Easytobook.com group, or the ETB Group, from our acquisition of the ETB Group through March 31, 2016. Following an internal reorganization completed with effect from April 1, 2016, the business of the ETB Group is now being operated through Hotel Travel Group. In this Annual Report, unless otherwise stated or unless the context otherwise requires, references to “we,” “us,” “our,” “our company” or “our group” are to MakeMyTrip Limited and its subsidiaries collectively, and references to “our holding company” are to MakeMyTrip Limited on a standalone basis.

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

Solely for the convenience of the reader, this Annual Report contains translations of certain Indian Rupee amounts into US dollars at specified rates. Except as otherwise stated in this Annual Report, all translations from Indian Rupees to US dollars are based on the noon buying rate of Rs. 67.12 per $1.00 in the City of New York for cable transfers of Indian Rupees, as certified for customs purposes by the Federal Reserve Bank of New York on May 31, 2016. No representation is made that the Indian Rupee amounts referred to in this Annual Report could have been or could be converted into US dollars at such rates or any other rates. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Unless otherwise indicated, the consolidated statement of profit or loss and other comprehensive income (loss) and related notes for fiscal years 2014, 2015 and 2016 and consolidated statement of financial position as of March 31, 2015 and 2016 included elsewhere in this Annual Report have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. References to a particular “fiscal year” are to our fiscal year ended March 31 of that year. Our fiscal quarters end on June 30, September 30, December 31 and March 31. References to a year other than a “fiscal” year are to the calendar year ended December 31.

We also refer in various places within this Annual Report to “adjusted operating profit (loss),” “adjusted net profit (loss)”, “revenue less service cost,” and “adjusted diluted earnings (loss) per share” which are non-IFRS measures. “Revenue less service cost” is calculated as revenue less cost for the acquisition of relevant services and products for sale to customers. The IFRS measures most directly comparable to “adjusted operating profit (loss)”, “adjusted net profit (loss)” and “adjusted diluted earnings (loss) per share” are results from operating activities, profit (loss) for the year and diluted earnings (loss) per share, respectively. Each item is more fully explained in “Item 5. Operating and Financial Review and Prospects”. The presentation of these non-IFRS measures is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB.

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

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information — D. Risk Factors,” and the following:

•	our ability to maintain and expand our supplier relationships;

•	our reliance on technology;

•	our ability to expand our business, implement our strategy and effectively manage our growth;

•	our ability to successfully implement our growth strategy;

•	our ability to attract, train and retain executives and other qualified employees;

•	increasing competition in the Indian travel industry;

•	risks associated with online commerce security; and

•	political and economic stability in and around India, Thailand, and other key travel destinations in Asia and Europe.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Consolidated Financial Data

The following selected consolidated statement of profit or loss and other comprehensive income (loss) data for fiscal years 2014, 2015 and 2016 and the selected consolidated statement of financial position data as of March 31, 2015 and 2016 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. The selected consolidated statement of profit or loss and other comprehensive income (loss) data for fiscal years 2012 and 2013 and the selected consolidated statement of financial position data as of March 31, 2012, 2013 and 2014 have been derived from our audited consolidated financial statements not included in this Annual Report. The financial data set forth below should be read in conjunction with, and is qualified by reference to, “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and notes thereto included elsewhere in this Annual Report. Our consolidated financial statements are prepared and presented in accordance with IFRS as issued by the IASB. Our historical results do not necessarily indicate results expected for any future period.

	Fiscal Year Ended March 31
	2012	2013	2014	2015	2016
	(in thousands, except per share data and share count)
Consolidated Statement of Profit or Loss and Other Comprehensive Income (loss) Data:
Revenue:
Air ticketing	$76,190	$60,889	$66,523	$74,325	$78,172
Hotels and packages	116,701	164,129	184,501	220,512	251,713
Other revenue	3,708	3,804	4,351	4,825	6,169
Total revenue	196,599	228,822	255,375	299,662	336,054
Other Income	—	—	1,312	853	1,014
Service cost:
Procurement cost of hotels and packages services	(98,475)	(136,537)	(144,508)	(157,897)	(165,264)
Cost of air ticket coupons	(9,939)	(4,120)	(4,471)	(2,816)	(1,770)
Personnel expenses	(26,521)	(34,520)	(37,221)	(44,318)	(49,018)
Marketing and sales promotion expenses(1)	(16,985)	(19,690)	(27,885)	(42,724)	(108,966)
Other operating expenses	(37,884)	(48,264)	(52,231)	(59,345)	(67,954)
Depreciation, amortization and impairment	(2,790)	(3,753)	(5,692)	(7,955)	(10,923)
Results from operating activities	4,005	(18,062)	(15,321)	(14,540)	(66,827)
Net finance costs	(2,969)	(742)	(5,334)	(3,544)	(18,741)
Impairment in respect of an equity-accounted investee	—	—	—	—	(959)
Share of loss of equity-accounted investees	(66)	(186)	(171)	(139)	(1,860)
Profit (Loss) before tax	970	(18,990)	(20,826)	(18,223)	(88,387)
Income tax benefit (expense)	6,078	(8,599)	(79)	(135)	(155)
Profit (Loss) for the year	$7,048	$(27,589)	$(20,905)	$(18,358)	$(88,542)
Earnings (Loss) per ordinary share:
Basic	$0.20	$(0.74)	$(0.55)	$(0.44)	$(2.12)
Diluted	$0.19	$(0.74)	$(0.55)	$(0.44)	$(2.12)
Weighted average number of ordinary shares outstanding:
Basic	36,682,240	37,315,434	37,832,246	41,808,897	41,714,518
Diluted	38,234,070	37,315,434	37,832,246	41,808,897	41,714,518

Note:

(1)	Marketing and sales promotion expenses were earlier referred to as “Advertising and business promotion expenses” and reported as part of “Other operating expenses” for the years ended on or before March 31, 2015, and have been presented as a separate line in our consolidated statements of profit or loss and other comprehensive income included elsewhere in this Annual Report. This presentation is in line with the current manner in which we evaluate our business performance and manage our operations.

The following table sets forth a summary of our consolidated statement of financial position as of March 31, 2012, 2013, 2014, 2015 and 2016:

	As of March 31
	2012	2013	2014	2015	2016
	(in thousands)
Consolidated Statement of Financial Position Data:
Trade and other receivables	$21,382	$26,111	$29,356	$29,852	$29,168
Term deposits	44,325	48,115	105,170	93,492	169,312
Cash and cash equivalents	43,798	36,502	38,011	49,857	53,434
Net current assets	89,469	57,758	37,264	98,173	157,925
Total assets	170,191	194,620	269,837	279,615	400,989
Total equity (deficit)	118,791	101,994	162,300	157,854	77,609
Loans and borrowings	259	420	318	499	197,300
Trade and other payables	46,698	80,592	86,214	103,655	110,296
Total liabilities	51,400	92,626	107,537	121,761	323,380
Total equity (deficit) and liabilities	$170,191	$194,620	$269,837	$279,615	$400,989

Other Data:

The following table sets forth for the periods indicated, certain selected consolidated financial and other data:

	Fiscal Year Ended March 31
	2012	2013	2014	2015	2016
	(in thousands, except percentages)
Number of transactions:
Air ticketing	3,715.4	3,794.1	3,999.2	5,432.8	6,960.5
Hotels and packages	343.1	568.1	869.8	1,385.5	3,137.3
Revenue less service cost(1):
Air ticketing	$66,250.7	$56,769.2	$62,051.5	$71,509.2	$76,401.7
Hotels and packages	18,226.3	27,592.2	39,992.9	62,614.7	86,449.7
Other revenue	3,707.8	3,803.8	4,350.7	4,824.9	6,168.7
	$88,184.9	$88,165.2	$106,395.1	$138,948.8	$169,020.1
Gross bookings(2):
Air ticketing	$839,234.3	$939,637.5	$943,699.1	$1,175,379.2	$1,275,747.8
Hotels and packages	153,723.2	229,921.0	317,518.4	472,997.6	565,764.7
Net revenue margins(3):
Air ticketing	7.9%	6.0%	6.6%	6.1%	6.0%
Hotels and packages	11.9%	12.0%	12.6%	13.2%	15.3%

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

	Air Ticketing					Hotels and Packages					Other Revenue					Total
	Fiscal Year Ended March 31					Fiscal Year Ended March 31					Fiscal Year Ended March 31					Fiscal Year Ended March 31
	2012	2013	2014	2015	2016	2012	2013	2014	2015	2016	2012	2013	2014	2015	2016	2012	2013	2014	2015	2016
	(in thousands)
Revenue	$76,190	$60,889	$66,523	$74,325	$78,172	$116,701	$164,129	$184,501	$220,512	$251,713	$3,708	$3,804	$4,351	$4,825	$6,169	$196,599	$228,822	$255,375	$299,662	$336,054
Less:
Service Cost	9,939	4,120	4,471	2,816	1,770	98,475	136,537	144,508	157,897	165,264	—	—	—	—	—	108,414	140,657	148,979	160,713	167,034
Revenue less service cost	$66,251	$56,769	$62,052	$71,509	$76,402	$18,226	$27,592	$39,993	$62,615	$86,449	$3,708	$3,804	$4,351	$4,825	$6,169	$88,185	$88,165	$106,396	$138,949	$169,020

(2)	Gross bookings represent the total amount paid by our customers for the travel services and products booked through us, including taxes, fees and other charges, and are net of cancellations, discounts and refunds.
(3)	Net revenue margins is defined as revenue less service cost as a percentage of gross bookings.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

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

Risks Related to Us and Our Industry

Declines or Disruptions in the Travel Industry Could Adversely Affect Our Business and Financial Performance.

Our business and financial performance is affected by the health of the travel industry in India and worldwide, including changes in supply and pricing. Events specific to the travel industry that could negatively affect our business include continued fare increases, travel-related strikes or labor unrest, general civil unrest, fuel price volatility and bankruptcies or liquidations of our suppliers. For example, events in the Middle East over the past several years have resulted in an adverse impact on travel to that region. Such events also impact crude oil prices which may have an adverse impact on the travel industry globally, including our business. Similarly, political unrest in Bangkok, Thailand, has negatively impacted travel to those locations. Sudden disruptions in travel have also followed terrorist attacks similar to the events of September 11, 2001 in the United States, the November 2015 Paris attacks and the March 2016 Brussels attacks and adverse weather conditions or other natural disasters similar to Hurricane Katrina, the April 2015 Nepal earthquake, the September 2014 Kashmir (India) floods and pandemic situations. In addition, the drop in the average value of the Indian Rupee as compared to the US dollar in fiscal year 2014 adversely impacted the Indian travel industry as it made travel for Indian consumers outside of India more expensive.

Additionally, our business is sensitive to safety concerns, and thus our business has in the past declined and may in the future decline after incidents of actual or threatened terrorism, during periods of political instability or conflict or during other periods in which travelers become concerned about safety issues, including as a result of natural disasters such as tsunamis or earthquakes or when travel might involve health-related risks, such as the influenza A virus (H1N1), avian flu (H5N1 and H7N9), Severe Acute Respiratory Syndrome, the Zika virus or other epidemics or pandemics. In addition, there may be work stoppages or labor unrest at airlines or airports. Acts of terrorism and adverse weather conditions or other natural disasters such as those mentioned above may also in the future have a negative impact on our tourism business. Hotels, airlines, airports and cruises have in recent years been the subject of terrorist attacks, including cruise ship piracy, in the Gulf of Aden, India, Spain, Egypt, Russia, Turkey, Sri Lanka, France and Belgium. Such events are outside our control and could result in a significant decrease in demand for our travel services. Any such decrease in demand, depending on its scope and duration, together with any other issues affecting travel safety, could significantly and adversely affect our business and financial performance over the short and long term. The occurrence of such events could result in disruptions to our customers’ travel plans and we may incur additional costs and constrained liquidity if we provide relief to affected customers by not charging cancellation fees or by refunding the cost of airline tickets, hotel reservations and other travel services and products. If there is a prolonged substantial decrease in travel volumes, particularly air travel and hotels, for these or any other reasons, our business, financial condition and results of operations would be adversely affected.

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

Since the beginning of the global financial crisis in the third quarter of 2008, adverse developments in the international financial markets have created challenging economic conditions for businesses and governments around the world. These adverse developments have included increased market volatility, tightened liquidity in credit markets, diminished expectations for economic growth and a reduction in consumer and business spending. While the global economy has recovered to some extent since 2010, the recovery remains fragile and slow-paced as high-income countries continue to suffer from volatility and slow growth, and it could be adversely impacted by several factors, including the deterioration of general economic conditions or political unrest in Europe as fiscal austerity continues, negative media coverage about the economic crisis in Greece, unemployment rates remain elevated and the potential for conflict in eastern Europe, restrained monetary policy in the form of tapering and other debt and fiscal issues in the United States and a slowdown in economic growth in China as its leadership attempts to rebalance its economy from investment and exports to increased domestic consumption and restrain lending practices. The weakness and uncertainty in the global economy have negatively impacted both corporate and consumer spending patterns and demand for travel services, globally and in India, and may continue to do so in the future.

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

If We Are Unable to Maintain Existing, and Establish New, Arrangements with Travel Suppliers, Our Business May Be Adversely Affected.

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

In addition, adverse economic developments affecting the travel industry could also adversely impact our ability to maintain our existing relationships and arrangements with one or more of our suppliers. In particular, adverse changes to the overall business and financial climate for the airline industry in India due to various factors including, but not limited to, rising fuel costs, high taxes, significant depreciation of the Indian Rupee as compared to the US dollar making travel for Indian consumers outside India more expensive, and increased liquidity constraints, could affect the ability of one or more of our airline suppliers to continue to operate or otherwise meet our demand for tickets, which, in turn, could materially and adversely affect our financial results. For example, during fiscal year 2013, Kingfisher Airlines, one of the major airlines in India and one of our airline suppliers, shut down its operations, which resulted in a decline in the total capacity in the airline industry in India. In addition, adverse changes to the overall business and financial climate for the airline industry in India due to various factors including, but not limited to, rising fuel costs, high taxes, significant depreciation of the Indian Rupee as compared to the US dollar making travel for Indian consumers outside India more expensive, and increased liquidity constraints, resulted in airlines in India reducing the base commissions paid to travel agencies. These factors were primarily responsible for causing us to record a net loss of $(20.9) million in fiscal year 2014. During fiscal year 2015, the domestic airlines in India continued to reduce the base commissions paid to travel agencies and we spent significantly on marketing and sales expenses to promote transactions on our mobile platforms in India and to promote our international hotels. These factors were mainly responsible for our net loss of $(18.4) million in fiscal year 2015. Any consolidation in the airline industry involving our suppliers may also adversely affect our existing relationships and arrangements with such suppliers. During fiscal year 2016, we made significant investments in our ongoing customer inducement and acquisition programs, such as cash incentives and select loyalty program incentive promotions, to accelerate growth in our standalone hotel booking business in response to increased competition in the domestic travel market in India. This was the primary factor that resulted in our net loss of $(88.5) million in fiscal year 2016.

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

We Have Sustained Operating Losses in the Past and May Continue to Experience Operating Losses in the Future.

We sustained operating losses in fiscal years 2013, 2014, 2015 and 2016 and in all our fiscal years prior to and including fiscal year 2010. While we generated operating profits in fiscal years 2011 and 2012, there can be no assurance that we will be able to return to profitability or that we can avoid operating losses in the future. We expect to continue making investments in mobile technology, marketing and sales promotion (including brand building) and customer acquisition programmes and expanding our hotel and packages offerings as part of our long-term strategy to increase the net revenue contribution of our hotels and packages business and to increase the share of customers visiting and transacting with us over our mobile platforms. The degree of increase in these expenses will be largely based on anticipated organizational growth and revenue trends, the competitive environment, pricing trends and trends in online penetration of the Indian travel market. As a result, any decrease or delay in generating additional sales volumes and revenue could result in substantial operating losses. For example, during fiscal year 2016, we made significant investments in our ongoing customer inducement and acquisition programs, such as cash incentives and select loyalty program incentive promotions, to accelerate growth in our standalone hotel booking business in response to increased competition in the domestic travel market in India. This was the primary factor that resulted in our net loss of $(88.5) million in fiscal year 2016.

We Have Incurred and Expect to Continue to Incur Significant Expenses to Enable Our Growth Strategy in Our Hotels and Packages Business, Including for Marketing and Sales Promotion.

We have recently experienced significant growth in our hotels and packages business. Revenue less service cost from our hotels and packages business accounted for 37.6%, 45.1% and 51.1% of our total revenue less service cost in fiscal years 2014, 2015 and 2016, respectively, which was primarily attributable to growth in our standalone hotel booking business. The Indian hotels industry is intensely competitive. We face increased competition in our hotels and packages segment primarily from established Indian travel market players, such as Cox & Kings and Thomas Cook, and new entrants such as goibibo.com and OYO Rooms. In order to drive our growth strategy in the hotels business, we have incurred increased marketing and sales promotion expenses. For example, during fiscal year 2016, our marketing and sales promotion expenses increased to $109.0 million from $42.7 million in fiscal 2015 as we made significant investments in our ongoing customer acquisition programs, such as cash incentives and select loyalty program incentive promotions, to accelerate growth in our standalone hotel booking business in response to increased competition in the domestic travel market in India. We may continue to incur such expenses in future. Our marketing and sales promotion expenses associated with customer inducement and acquisition programs include cash incentives and select loyalty program incentive promotions, which we offer from time to time on various booking platforms. We may also increase our marketing and sales promotion expenses as a result of our expansion into new markets and such expenses may not be offset by increased revenue particularly at the initial commencement of business in these new markets. We may also be required to lower our fees and commissions charged to hotel suppliers to retain and increase our market share in response to competitors that are able to negotiate better rates and higher performance linked and other incentives from such suppliers, including new entrants with greater financial resources than us. Such expenses and any loss of revenue from competitive pressures may adversely affect our business, financial condition and result of operations.

Our Substantial Level of Indebtedness Could Limit Our Financial and Operating Activities and Adversely Affect Our Ability to Obtain Additional Financing to Fund Future Operational Needs.

We have significant outstanding indebtedness under our 4.25% convertible notes due 2021. A significant portion of our cash flows will be required to pay interest and principal on our indebtedness, and we may not generate sufficient cash flows from operations, or have future borrowing capacity available, to enable us to repay our indebtedness or to fund other liquidity needs. Our ability to pay interest and principal on our indebtedness and to satisfy our other obligations will depend upon our future operating performance and financial condition and the availability of refinancing opportunities, which will also be affected by prevailing economic conditions and financial, business and other factors, many of which are beyond our control. We cannot assure you that our business will generate sufficient cash flows from operations, or that future fund raising or borrowing opportunities will be available to us in amounts sufficient to fund our liquidity needs or to meet our debt repayment obligations.

In addition to making it more difficult for us to satisfy our debt repayment obligations, our substantial indebtedness could limit our ability to incur additional indebtedness if needed for other purposes, including working capital, capital expenditures, acquisitions and general corporate or other purposes, on satisfactory terms or at all. As a result, our indebtedness could increase our vulnerability to future economic downturns and impair our ability to withstand declines in the travel industry and limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate.

We Rely on Third-Party Systems and Service Providers, and Any Disruption or Adverse Change in Their Businesses Could Have a Material Adverse Effect on Our Business.

We currently rely on a variety of third-party systems, service providers and software companies, including the GDS and other electronic central reservation systems used by airlines, various offline and online channel managing systems and reservation systems used by hotels and accommodation suppliers and aggregators, systems used by Indian Railways, and systems used by bus and car operators and aggregators, as well as other technologies used by payment gateway providers. In particular, we rely on third parties to:

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

Our Results of Operations Are Subject to Fluctuations in Currency Exchange Rates.

Our presentation currency is the US dollar. However, the functional currency of MMT India, our key operating subsidiary, is the Indian Rupee. We receive a substantial portion of our revenue in Indian Rupees and most of our costs are incurred in Indian Rupees. Any fluctuation in the value of the Indian Rupee against the US dollar, such as the approximately 7.0% drop in the average value of the Indian Rupee as compared to the US dollar in fiscal year 2016 as compared to the average value of the Indian Rupee against the US dollar in fiscal year 2015, will affect our results of operations. We expect to be adversely affected by any further depreciation of the Indian Rupee and Euro against the US dollar. The drop in the average value of the Indian Rupee as compared to the US dollar in fiscal year 2016 adversely impacted the Indian travel industry as it made outbound travel for Indian consumers more expensive. In addition, our exposure to foreign currency risk also arises in respect of our non-Indian Rupee-denominated trade and other receivables, trade and other payables, and cash and cash equivalents. Similarly, the drop in the average value of the Euro as compared to the US dollar in fiscal year 2016 has also adversely impacted the European travel industry.

Based on our operations in fiscal year 2016, a 10.0% appreciation of the US dollar against the Indian Rupee as of March 31, 2016, assuming all other variables remained constant, would have increased our loss for fiscal year 2016 by $3.3 million. Similarly, a 10.0% depreciation of the US dollar against the Indian Rupee as of March 31, 2016, assuming all other variables remained constant, would have decreased our loss for fiscal year 2016 by $3.3 million.

Further, we are also exposed to movements in currency exchange rates between the US dollar and the Euro. As the functional currency of the Hotel Travel Group is the US dollar, our exposure to foreign currency risk primarily arises in respect of our non-US dollar denominated trade and other receivables, trade and other payables and cash and cash equivalents, which were $0.8 million, $2.2 million and $0.6 million, respectively, as of March 31, 2016. Based on our operations in fiscal year 2016, a 10.0% appreciation of the Euro against the

US dollar as of March 31, 2016, assuming all other variables remained constant, would have increased our loss for the year by $0.1 million. Similarly, a 10.0% depreciation of the Euro against the US dollar as of March 31, 2016, assuming all other variables remained constant, would have decreased our loss for the year by $0.1 million.

Similarly, as the functional currency of the ETB Group is the Euro, our exposure to foreign currency risk primarily arises in respect of our non-Euro denominated trade and other receivables, trade and other payables and cash and cash equivalents, which were $0.1 million, $4.7 million and $0.2 million, respectively, as of March 31, 2016. Based on our operations in fiscal year 2016, a 10.0% appreciation of the US dollar against the Euro as of March 31, 2016, assuming all other variables remained constant, would have increased our loss for the year by $0.4 million. Similarly, a 10.0% depreciation of the US dollar against the Euro as of March 31, 2016, assuming all other variables remained constant, would have decreased our loss for the year by $0.4 million.

We are also exposed to movements between the US dollar and the Indian Rupee in our operations, as 2.9%, 1.8% and 1.1% of our revenue for fiscal years 2014, 2015 and 2016, respectively, was generated by MMT India from its air ticketing business and received in US dollars although our expenses are generally incurred in Indian Rupees. Additionally, we receive revenue from our hotels and packages business in Indian Rupees, but a portion of our expenses in this segment (those relating to outbound packages from India in particular) could be incurred in a non-Indian currency. We currently do not have any hedging agreements or similar arrangements with any counter-party to cover our exposure to any fluctuations in foreign exchange rates. Fluctuation in the Indian Rupee-US dollar exchange rate could have a material adverse effect on our business and our financial condition and results of operations as these are reported in US dollars.

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

Further, many of our contracts with outsourcing service providers are short-term or have short notice periods. For example, our agreement with Intelenet Global Services Private Limited, or Intelenet, which provides call center services for our hotels and packages business is for a renewable term of three years but may be terminated by either party on two months’ notice. The agreements with some of our outsourcing service providers, including iEnergizer IT Services Private Limited, or iEnergizer IT Services, and Motif India Infotech Private Limited, or Motif India Infotech, may be terminated by either party on 90 days’ notice after the first year in the case of Motif India Infotech and post the initial two year term for iEnergizer IT Services. In the event one or more of our contracts with our outsourcing service providers is terminated on short notice, we may be unable to find alternative outsourcing service providers on commercially reasonable terms, or at all. Further, the quality of the service provided by a new or replacement outsourcing service provider may not meet our requirements, including during the transition and training phase. Hence, termination of any of our contracts with our outsourcing service providers could cause a decline in the quality of our services and disrupt and adversely affect our business, results of operations and financial condition.

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

The Travel Industry in India and Worldwide is Intensely Competitive, and We May Not Be Able to Effectively Compete in the Future.

The travel market is intensely competitive. Factors affecting our competitive success include, among other things, price, availability and breadth of choice of travel services and products, brand recognition, customer service, fees charged to travelers, ease of use, accessibility and reliability. We currently compete with both established and emerging providers of travel services and products, including other online travel agencies both in India and abroad, such as cleartrip.com, expedia.co.in, travelocity.co.in, yatra.com, goibibo.com, booking.com and agoda.com, as well as traditional travel agencies, tour operators, travel suppliers and operators of travel industry reservation databases. Large, established Internet search engines have also launched applications offering travel itineraries in destinations around the world, and meta-search companies who can aggregate travel search results also compete against us for customers. Certain of our competitors have launched brand marketing campaigns to increase their visibility with customers. For example, trivago had commenced a television advertising campaign in India in 2015. In addition, we face price competition from new entrants that offer discounted rates and other incentives from time to time. Some of our competitors have significantly greater financial, marketing, personnel and other resources than us and certain of our competitors have a longer history of established businesses and reputations in the Indian travel market (particularly in the hotels and packages business) as compared with us. From time to time we may be required to reduce service fees and net revenue margins in order to compete effectively and maintain or gain market share.

Further, we may also face increased competition from new entrants in our industry. We cannot assure you that we will be able to successfully compete against existing or new competitors in our existing lines of business as well as new lines of business into which we may venture. If we are not able to compete effectively, our business and results of operations may be adversely affected.

Some travel suppliers are seeking to decrease their reliance on distribution intermediaries like us, by promoting direct distribution channels. Many airlines, hotels, car rental companies and tour operators have call centers and have established their own travel distribution websites and mobile applications. From time to time, travel suppliers offer advantages, such as bonus loyalty awards and lower transaction fees or discounted prices, when their services and products are purchased from supplier-related channels. We also compete with competitors who may offer less content, functionality and marketing reach but at a relatively lower cost to suppliers. If our access to supplier-provided content or features were to be diminished either relative to our competitors or in absolute terms or if we are unable to compete effectively with travel supplier-related channels or other competitors, our business could be materially and adversely affected.

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

The domestic air travel industry in India is dominated by seven airlines. As a substantial portion of our air ticketing revenue is represented by base commissions and incentive payments paid to us by these domestic airlines, our dependence on a limited number of domestic airlines means that a reduction or elimination in base commissions and incentive payments by any one or all of these airlines could have a material adverse effect on our revenue.

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

We believe continued investment in our brand, “MakeMyTrip,” is critical to retain and expand our business. We believe that our brand is well respected and recognized in the Indian travel market. We have invested in developing and promoting our brand since our inception and expect to continue to spend on maintaining our brand’s value to enable us to compete against increased spending by our competitors, as well as against emerging competitors, including search engines and meta-search engines, and to allow us to expand into new geographies and products where our brand is not well known. With the acquisition of the Hotel Travel Group and the ITC Group in November 2012, we acquired the brands “HotelTravel” and “ITC,” which we believe are well-known brands in Southeast Asia. We also acquired the “Easytobook” brand, which is a well-known brand in Europe, through our acquisition of the ETB Group in February 2014. We have invested and intend to continue to invest in developing and promoting these brands. There is no assurance that we will be able to successfully maintain or enhance consumer awareness of our brands. Even if we are successful in our branding efforts, such efforts may not be cost-effective. Our marketing costs may also increase as a result of inflation in media pricing (including search engine keywords). If we are unable to maintain or enhance consumer awareness of our brands and generate demand in a cost-effective manner, it would negatively impact our ability to compete in the travel industry and would have a material adverse effect on our business. See also “— We Cannot Be Sure That Our Intellectual Property Is Protected from Copying or Use by Others, Including Current or Potential Competitors.”

We May Not Be Successful in Implementing Our Growth Strategies.

Our growth strategies involve expanding our hotels and packages business (including through our travel agents’ network), expanding our service and product offerings, enhancing our service platforms by investing in technology, expanding into new geographic markets and pursuing strategic partnerships and acquisitions.

Our success in implementing our growth strategies is affected by:

•	our ability to increase the number of suppliers, especially hotel suppliers, that are directly connected to us, which is dependent on the willingness of such suppliers to invest in new technology;

•	our ability to continue to expand our distribution channels, and market and cross-sell our travel services and products to facilitate the expansion of our business;

•	our ability to compete effectively with existing and new entrants to the Indian travel industry, including online travel companies, hotel room aggregators, traditional offline travel agents and tour providers;

•	our ability to build or acquire required technology;

•	our ability to expand our businesses through strategic acquisitions and successfully integrate such acquisitions;

•	the general condition of the global economy (particularly in India and markets with close proximity to India) and continued growth in demand for travel services, particularly online;

•	the growth of the Internet and mobile technology as a medium for commerce in India; and

•	changes in our regulatory environment.

Many of these factors are beyond our control and there can be no assurance that we will succeed in implementing our strategies.

Even if we are successful in executing our growth strategies, our different businesses may not grow at the same rate or with a uniform effect on our revenues and profitability. For example, the rate of growth in our hotels and packages business, which has generally outpaced our air ticketing business and is a relatively higher margin business, may not grow at a pace to affect our overall growth in the short term. In addition, the relatively higher margins of our hotels and packages business may be adversely affected by our recent acquisitions, due to the additional expenses associated with such acquisitions.

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

We have made a number of investments and acquisitions in recent years, including the acquisition of a 100% stake in Luxury Tours, a Singapore-based travel agency, a 19.9% stake in Le Travenues Technology Private Limited (16.3% as of March 31, 2016, following investments by a new stakeholder), which owns and operates www.ixigo.com, an online travel meta search engine, a 100% stake in the companies comprising the Hotel Travel Group, a group of companies which operate through their website HotelTravel.com and offers its customers online hotel reservations in South East Asia and other key global travel destinations, and a 100% stake in the ITC Group, a well-established hotel aggregator and tour operator in Thailand.

In February 2014, we acquired a 100% equity interest in the group of companies comprising the ETB Group. Established in 2004, the ETB Group primarily operates through its website www.easytobook.com and offers its customers online hotel reservations in Europe, North America and other key global travel destinations.

In September 2014, we announced the establishment of our innovation fund, or the Innovation Fund, through which we will consider investing up to $3.0 million in each start-up or early-stage companies in the travel technology space. Through the Innovation Fund, we acquired a minority equity stake in Simplotel Technologies Private Limited, or Simplotel, in December 2014, and thereafter we acquired additional shares of Simplotel in June and November 2015 which increased our current equity shareholding in Simplotel to approximately 33%. Simplotel aims to provide hotels with responsive and optimized websites along with booking engines. We believe our investment in Simplotel will help to promote the online distribution of accommodation inventory in India. Further, in April 2015, we acquired certain assets of the online travel-planning service, Mygola.com, and the entire Mygola team joined our Company to focus on innovation in online travel. In April 2015, we acquired approximately 20.6% of the equity shares of Inspirock, Inc., which owns and operates www.inspirock.com, an online planning tool for developing custom-made itineraries. We believe that this investment will help us to further enhance our capabilities in the online tour planning space.

In July 2015, we acquired an approximate 30% stake in HolidayIQ Pte. Ltd., which owns and operates www.HolidayIQ.com, a travel information portal and recommendation search engine that is popular within the Indian travel community. We believe that this strategic investment will enable both companies to scale up hotel reviews and other content for Indian customers and to offer more compelling offerings on their platforms. Also in July 2015, we acquired an approximate 74.4% stake in Bona Vita Technologies Private Limited, a newly-incorporated company providing online services for domestic and outbound India holiday and business travel.

We believe these investments and acquisitions serve to strengthen our presence in key geographic markets and expand the travel products and services that we can offer our customers. However, there is no assurance that any of these investments or acquisitions will be successful or bring about their intended results. Any such failure could negatively impact our ability to compete in the travel industry and have a material adverse effect on our business.

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

For example, since our acquisition of the Hotel Travel Group, a portion of our business and some of our employees are located in Thailand, and we intend to continue to develop and expand our business in Thailand. Consequently, our financial performance and the market price of our ordinary shares will be affected by social and civil unrest and other political, social and economic developments in or affecting Thailand, and in particular continuing political uncertainty in Thailand following the military coup of May 2014, as well as any changes in exchange rates and controls, interest rates and changes in government policies, including taxation policies.

Our Business Could Be Negatively Affected by Changes in Search Engine Logic.

We utilize Internet search engines such as Google and Yahoo! India, including through the purchase of travel-related keywords, to drive traffic to our websites. These search engines frequently update and change the logic that determines the placement and display of results of a user’s search, such that the purchased or optimal placement of links to our websites may be negatively affected. In addition, a significant amount of our business is directed to our websites through pay-per-click and display advertising campaigns on the Internet and search engines whose pricing and operating dynamics can rapidly change, both technically and competitively. If major search engines such as Google or Yahoo! India, which we utilize for a significant amount of our search engine traffic, change the logic used on their websites for search results in a manner that negatively affects the search engine ranking, paid or unpaid, of our websites or those of our third-party distribution partners, we may experience a decline in traffic on our websites and our business may be adversely affected.

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

We Are Exposed to Risks Associated with Online Security and Credit Card Fraud.

The secure transmission of confidential information over the Internet is essential in maintaining customer and supplier confidence in us. Security breaches, whether instigated internally or externally on our system or other Internet-based systems, could significantly harm our business. We currently require customers to guarantee their transactions with their credit cards online. We rely on licensed encryption and authentication technology to effect secure transmission of confidential customer information, including credit card numbers, over the Internet. However, advances in technology or other developments could result in a compromise or breach of the technology that we use to protect customer and transaction data. We incur substantial expense to protect against and remedy security breaches and their consequences. However, our security measures may not prevent security breaches and we may be unsuccessful in or incur additional costs by implementing our remediation plan to address these potential exposures. In fiscal year 2016, our key operating subsidiaries in India, the Netherlands and Malaysia incurred losses of $0.2 million, 0.7 million and $0.6 million, respectively, on unauthorized credit card transactions. These losses pertained to credit card or digital commerce fraud committed by third parties on our websites through the purchase of air tickets and hotels and packages products using fraudulent credit cards.

We also have agreements with banks and certain companies that process customer credit card transactions for the facilitation of customer bookings of travel services from our travel suppliers. The online payment gateway for certain of our sales made through our mobile platform and through international credit and debit cards are secured by “Verified by VISA”, “MasterSecure” or “American Express SafeKey” and we may be liable for accepting fraudulent credit cards on our websites. We may also be subject to other payment disputes with our customers for such sales. If we are unable to combat the use of fraudulent credit cards, our revenue from such sales would be susceptible to demands from the relevant banks and credit card processing companies, and our results of operations and financial condition could be adversely affected.

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

We Cannot Be Sure That Our Intellectual Property Is Protected from Copying or Use by Others, Including Current or Potential Competitors, and We May Be Subject to Third Party Claims for Intellectual Property Rights Infringement.

Our websites and mobile applications rely on content and in-house customizations and enhancements of third-party technology, much of which is not subject to intellectual property protection. We protect our logo, brand name, websites’ domain names and, to a more limited extent, our content by relying on copyrights, trademarks, trade secret laws and confidentiality agreements. Even with all of these precautions, it is possible for someone else to copy or otherwise obtain and use our content, techniques, and technology without our authorization or to develop similar technology. While our domain names cannot be copied, another party could create an alternative domain name resembling ours that could be passed off as our domain name. Effective trademark, copyright and trade secret protection may not be available in every country in which we operate, offline or through the Internet, and policing unauthorized use of our content and technological customizations is difficult and expensive. Our logo and brand name, “MakeMyTrip,” is registered as a trademark in Mauritius, Bhutan, Nepal, Singapore, Taiwan, Indonesia, European Union, Canada, Australia, Malaysia, Saudi Arabia, Qatar and United Arab Emirates, and the logo “India Ahoy” and the work mark “Travel Talkies” are registered as trademarks in India. The logo “MakeMyTrip” is registered as a trademark in India and the word mark “MakeMyTrip” is registered in the United States. We have also applied for the registration of the logo and word mark “MakeMyTrip” in Sri Lanka, Bahrain, Kuwait and Oman. We have applied for trademark registration of the logos and word marks “MakeMyTrip — Hotels Unlimited”, “tripalong”, “routeplanner”, “Uncancel”, “MakeMyTrip-Dil Toh Roaming Hai”, “Dil Toh Roaming Hai” and “makemytrip.com — Memories Unlimited”, the logo “my” and the word mark “MMT”, in India and such applications are currently pending. We have filed responses to objections raised by the Trademark Registry to certain of these applications. Our word mark “Dil Toh Roaming Hai” and word mark and logo “MakeMyTrip.com-India in every trip” are registered as trademarks in the United States. We have registered copyrights of our logo and brand name “MakeMyTrip” in India and copyright registration of certain specific representations of the logo “my”. We have also obtained an assignment over the trademark “Luxury Tours & Travel”. After our acquisitions of the Hotel Travel Group, the ITC Group in November 2012 and the ETB Group in February 2014, we filed trademark applications for the logos “HotelTravel”, “Easy To Book” and “ITC”. “HotelTravel” is registered in Japan, the United States, Italy, the European Union and the United Kingdom, and we have applied for registration in Australia, Malaysia and Thailand. We have applied for trademark registration of “ITC” in Thailand and for “Easy To Book” in the United States and the European Union. “Easy To Book” is registered in Italy, Australia and Japan. We have also applied for patents in India for certain aspects of our technological systems. We cannot be sure that our trademarks or domain names will be protected to the same extent as in the countries in which they are already registered or that the steps we have taken will prevent misappropriation or infringement of what we consider our proprietary information. Such misappropriation or infringement could have a material adverse effect on our business. In the future, we may need to engage in litigation to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation might result in substantial costs and diversion of resources and management attention.

Third parties may assert that our services, products, and technology, including software, processes and domain names, violate their intellectual property rights. As competition in our industry increases and the functionality of technology offerings further overlaps, such claims and counterclaims could increase. There can be no assurance that we do not or will not inadvertently infringe on the intellectual property rights of third parties. Any intellectual property claim against us, regardless of its merit, could have an adverse effect on our business, financial condition and results of operations and can be expensive and time consuming to defend. Our failure to prevail in such matters could result in loss of intellectual property rights, judgments awarding substantial damages and injunctive or other equitable relief against us, or require us to delay or cease offering services or reduce features in our services.

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

The Companies Act, 2013 and the rules thereunder, or the Companies Act, contains significant changes to Indian company law, including in relation to the issue of capital by companies, related party transactions, corporate governance, audit matters, shareholder class actions and restrictions on the number of layers of subsidiaries. Moreover, companies exceeding certain net worth, revenue or profit thresholds are required to spend at least 2.0% of average net profits from the immediately preceding three financial years on corporate social responsibility projects, failing which an explanation is required to be provided in such companies’ annual reports. In addition, such companies are required to disclose their corporate social responsibility policies and activities on their websites, if any. While the majority of the provisions of the Companies Act are currently effective, certain provisions of the

Companies Act, 1956 remain in effect. The timeline for implementation of the remaining provisions of the Companies Act is unclear. We may incur increased costs and other burdens relating to compliance with these new requirements, which may also require significant management time and other resources, and any failure to comply may adversely affect our business and results of operations.

The Government of India has proposed a comprehensive national goods and services tax, or GST, regime that will combine taxes and levies by the central and state governments into a unified rate structure. Given the limited availability of information in the public domain concerning the GST, we are unable to provide any assurance as to the tax regime following implementation of the GST. The implementation of this new structure may be affected by any disagreement between certain state governments, which could create uncertainty. Any such future amendments may affect the overall tax efficiency of any company operating in India, and may result in significant additional taxes becoming payable.

On May 10, 2016, a Protocol for amendment of the India-Mauritius tax treaty was signed by India and Mauritius under which India would get the taxation rights on capital gains arising from alienation of shares in an Indian resident company. The amendment is effective from April 1, 2017. Further, in respect of such capital gains arising during the transition period beginning April 1, 2017 and ending March 31, 2019, the tax rate will be limited to 50% of the domestic tax rate in India on such gains subject to fulfillment of conditions in the Limitation of Benefits article of the treaty.

A company is said to be a resident in India if it is incorporated in India or if the control and management of its affairs is situated wholly in India. Individuals and companies that do not fulfil the above criteria are treated as non-residents for purposes of the Income-tax Act. The Finance Act, 2015 has amended this definition and brought in the concept of Place of Effective Management (PoEM) whereby a company would be considered a resident in India if its place of effective management in that year is in India. Thus, a foreign company will be resident in India if its PoEM in that year is in India. The definition of PoEM has been explained to mean a place where key management and commercial decisions that are necessary for the conduct of the business of an entity as a whole, are in substance made. PoEM is an internationally recognized concept and given due consideration by the Organisation for Economic Co-operation and Development. The Finance Act 2016 has deferred the applicability of PoEM by one year and accordingly it shall be applicable from Financial Year 2017-18 onwards. The final guidelines for determining PoEM are yet to be notified and may have underlying tax consequences.

Further, the General Anti Avoidance Rules, or GAAR, which was to come into effect from April 1, 2015, has been deferred for two years to April 1, 2017. It is also proposed that the relevant rules be amended to protect investments made up to March 31, 2017 from the applicability of GAAR. The tax consequences of the GAAR provisions being applied to an arrangement could result in denial of tax benefit amongst other consequences. In the absence of any precedents on the subject, the application of these provisions is uncertain. If the GAAR provisions are made applicable to our Company, it may have an adverse tax impact on us.

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

The majority of our bookings are made through our Indian website and our mobile offerings. According to the IAMAI’s forecasts, India is projected to have 236 million mobile internet users by 2016 and 314 million by 2017. There can be no assurance that Internet penetration in India will increase in the future as slowdowns or disruptions in upgrading efforts for infrastructure in India could reduce the rate of increase in the use of the Internet. As such we may need to make additional investments in alternative distribution channels. Further, any slowdown or negative deviation in the anticipated increase in Internet penetration in India may adversely affect our business and prospects.

Our Significant Shareholders Exercise Significant Influence over Our Company and May Have Interests That Are Different from Those of Our Shareholders.

As of March 31, 2016, SB Asia Investment Fund II L.P., or SAIF, owns 14.41% of the issued and outstanding shares of our company and each of T. Rowe Price (as defined in “Major Shareholders and Related Party Transactions”), Mr. Deep Kalra, personally and through Travogue (as defined in “Major Shareholders and Related Party Transactions”), Wasatch Advisors Inc., Ruane, Cunniff & Goldfarb Co., Inc. and Janus Capital Management, LLC beneficially own 9.66%, 9.95%, 10.79%, 6.66% and 6.66%, respectively, of the issued and outstanding shares of our company.

We issued $180.0 million of 4.25% convertible notes due 2021, redeemable at par value, in two tranches to Ctrip.com International, Ltd., or Ctrip, in fiscal year 2016 pursuant to a purchase agreement that we entered into with Ctrip on January 7, 2016. As a result, Ctrip beneficially owns 16.58% of our issued and outstanding shares (on an as-converted basis) as of March 31, 2016. We also entered into an investor rights agreement with Ctrip, dated January 7, 2016, pursuant to which Ctrip is entitled to designate one director to our board of directors, which director is also entitled to be nominated or appointed to the compensation committee of our board of directors, subject to the approval of our board of directors (which approval shall not to be unreasonably withheld). James Jianzhang Liang was appointed as a director of the Company on January 27, 2016 as a nominee of Ctrip. See “Item 10. Additional Information — B. Memorandum and Articles of Association — Convertible Notes.”

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

In fiscal years 2014, 2015 and 2016, 86.5%, 84.4% and 87.3%, respectively, of our revenue was derived directly from sales by our subsidiary in India. The performance and growth of our business are necessarily dependent on economic conditions prevalent in India, which may be materially and adversely affected by political instability or regional conflicts, a general rise in interest rates, inflation, and economic slowdown elsewhere in the world or otherwise. The CIA World Factbook estimates that consumer inflation in India was 6.7% in 2014 and 5.6% in 2015. The Indian economy also remains largely driven by the performance of the agriculture sector which depends on the quality of the monsoon which is difficult to predict. The Indian economy has grown significantly in recent years, although it has experienced an economic slowdowns in the past. In the past, economic slowdowns in the Indian economy have harmed the travel industry as customers have less disposable income for their travels, especially holiday travel. Any continued or future slowdown in the Indian economy or a further increase in inflation could have a material adverse effect on the demand for the travel products we sell and, as a result, on our financial condition and results of operations.

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

Terrorist attacks and other acts of violence or war, such as the November 2015 Paris attacks and the March 2016 Brussels attacks, as well as those involving India or other neighboring countries may adversely affect the Indian markets and the worldwide financial markets. As many terrorist attacks tend to be focused on tourists or tourist destinations, such acts may also result in a reduction in confidence in the Indian travel industry and could adversely impact our business and prospects. In addition, any deterioration in international relations between India and other countries may result in concerns regarding regional stability which could adversely affect the price of our ordinary shares. The occurrence of any of these events may result in a loss of business confidence and have an adverse effect on our business and financial performance.

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

Restrictions on Foreign Investment in India May Prevent Us from Making Future Acquisitions or Investments in India and May Require Us to Make Changes to Our Business, Which May Adversely Affect Our Results of Operations, Financial Condition and Financial Performance.

India regulates ownership of Indian companies by foreigners, although some restrictions on foreign investment have been relaxed in recent years. These regulations and restrictions may apply to acquisitions by us or our affiliates, including MMT India and affiliates which are not resident in India, of shares in Indian companies or the provision of funding by us or any other entity to Indian companies within our group. For example, under its consolidated foreign direct investment policy, or FDI policy, the Government of India has set out additional requirements for foreign investments in India, including requirements with respect to downstream investments by Indian companies, owned or controlled by foreign entities, and the transfer of ownership or control of Indian companies in sectors with caps on foreign investment from resident Indian persons or entities to foreigners. These requirements, which currently include restrictions on pricing, valuations of shares and sources of funding for such investments and may in certain cases include prior notice to or approval of the Government of India, may adversely affect our ability to make investments in India, including through MMT India. Further, India’s Foreign Exchange Management Act, 1999, as amended, and the rules and regulations promulgated thereunder, or FEMA, restrict us from lending to or borrowing from our Indian subsidiary. There can be no assurance that we will be able to obtain any required approvals for future acquisitions or investments in India, or that we will be able to obtain such approvals on satisfactory terms. Further, the Government of India has recently made and may continue to make revisions to the FDI Policy on e-commerce in India (including in relation to business model and permitted services). Such changes may require us to make changes to our business in order to comply with Indian law.

Our Business and Activities Are Regulated by the Competition Act, 2002.

The Competition Act, 2002, as amended, or the Competition Act, regulates practices that could have an appreciable adverse effect on competition in India. Under the Competition Act, any arrangement, understanding or action, whether formal or informal, which causes or is likely to cause an appreciable adverse effect on competition in India is void and may result in substantial penalties and compensation to be paid to persons shown to have suffered losses. Any agreement among competitors which directly or indirectly determines purchase or sale prices, results in bid rigging or collusive bidding, limits or controls production, supply, markets, technical development, investment or the provision of services, or shares the market or source of production or provision of services in any manner, including by way of allocation of geographical area or types of goods or services or number of customers in the market, is presumed to have an appreciable adverse effect on competition. Further, the Competition Act prohibits the abuse of a dominant position by any enterprise either directly or indirectly, including by way of unfair or discriminatory pricing or conditions in the sale of goods or services, using a dominant position in one relevant market to enter into, or protect, another relevant market, and denial of market access, and such practices are subject to substantial penalties and may also be subject to compensation for losses and orders to divide the enterprise. Further, the Competition Commission of India has extraterritorial powers and can investigate any agreements, abusive conduct or combination occurring outside India if such agreement, conduct or combination has an appreciable adverse effect on competition in India.

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

On May 10, 2016, a Protocol for amendment of the India-Mauritius tax treaty was signed by India and Mauritius under which India would get the taxation rights on capital gains arising from alienation of shares in an Indian resident company. The amendment is effective from April 1, 2017. Further, in respect of such capital gains arising during the transition period beginning April 1, 2017 and ending March 31, 2019, the tax rate will be limited to 50% of the domestic tax rate in India on such gains subject to fulfillment of conditions in the Limitation of Benefits article of the treaty.

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

Risks Related to Our Ordinary Shares

The Issuance of Shares Upon Conversion of Convertible Notes Outstanding Could Cause Immediate and Substantial Dilution to Our Existing Shareholders.

As of March 31, 2016, we had 42,222,237 ordinary shares outstanding and had issued $180.0 million of 4.25% convertible notes due 2021. The notes are convertible into ordinary shares at an initial conversion price of $21.45 per share, representing an initial conversion rate of 46.62 ordinary shares per $1,000 principal amount of the convertible notes, and are subject to adjustments for certain corporate events as specified in the indenture to the notes, including, among other things, the occurrence of a make-whole fundamental change (as defined in the indenture to the notes), which includes a chance in control, liquidation or dissolution of our company. In addition, upon the occurrence of a fundamental change (as defined in the indenture to the notes) or departure by Mr. Deep Kalra or Mr. Rajesh Magow prior to January 22, 2019 without the written consent of holders of a majority of the then aggregate principal amount of all the convertible notes issued pursuant the indenture, CTrip, (as holder) or any transferee has certain rights to require us to repurchase the notes (but in the case of a founder departure, only beginning on January 22, 2019). The issuance of shares upon the conversion of convertible notes may result in substantial dilution to each shareholder by reducing that shareholder’s percentage ownership of our total outstanding shares.

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

As of March 31, 2016, we had 42,222,237 ordinary shares outstanding. All of the ordinary shares sold in our prior public offerings are freely tradable without restriction or further registration under the US Securities Act of 1933, or the Securities Act, unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Subject to applicable restrictions and limitations under Rule 144 of the Securities Act, all of our shares outstanding before our prior public offerings will be eligible for sale in the public market. If these shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our ordinary shares could decline. We cannot predict what effect, if any, market sales of ordinary shares held by our significant shareholders or any other shareholder or the availability of these ordinary shares for future sale will have on the market price of our ordinary shares.

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

Provisions under the US Internal Revenue Code and Treasury Regulations thereunder, commonly referred to as “FATCA,” generally may impose 30.0% withholding on certain “withholdable payments” and “foreign passthru payments” (each as defined in the US Internal Revenue Code) made by a “foreign financial institution” (as defined in the US Internal Revenue Code) that has entered into an agreement with the IRS to perform certain diligence and reporting obligations with respect to the foreign financial institution’s US-owned accounts (each such foreign financial institution, a “Participating Foreign Financial Institution”). If we were treated as a foreign financial institution and if we become a Participating Foreign Financial Institution, to the extent payments on the ordinary shares are considered foreign passthru payments, such withholding may be imposed on such payments to any foreign financial institution (including an intermediary through which a holder may hold the ordinary shares) that is not a Participating Foreign Financial Institution or any other investor who does not provide information sufficient to establish that the investor is not subject to withholding under FATCA, unless such foreign financial institution or investor is otherwise exempt from FATCA. Under current guidance, the term “foreign passthru payment” is not defined and it is therefore not clear whether or to what extent payments on the ordinary shares would be considered foreign passthru payments, although IRS guidance has indicated that the definition of “foreign passthru payment” is intended to cover payments that are attributable to underlying US source income. Withholding on foreign passthru payments would not be required with respect to payments made before January 1, 2019. The United States has entered into intergovernmental agreements with certain non-US jurisdictions that will modify the FATCA withholding regime described above. It is not yet clear how the intergovernmental agreements will address foreign passthru payments and whether such intergovernmental agreements may relieve foreign financial institutions of any obligation to withhold on foreign passthru payments.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of our Company

MakeMyTrip Limited (Company No. 24478/5832) is a public company incorporated under the laws of Mauritius with limited liability on April 28, 2000, and we hold a Category 1 Global Business Licence issued by the Financial Services Commission in Mauritius. Our registered office is located at c/o CIM Corporate Services Limited, Les Cascades Building, 33 Edith Cavell Street, Port Louis, Mauritius and the telephone number for this office is (230) 212 9800. Our principal executive office is located at Tower A, SP Infocity, 243, Udyog Vihar, Phase 1, Gurgaon, Haryana 122016, India and the telephone number for this office is (91-124) 439-5000. Our principal website address is www.makemytrip.com. Our other websites include www.makemytrip.ae; www.makemytrip.com.sg; www.us.makemytrip.com, www.hoteltravel.com and www.easytobook.com. Information contained on our website, or the website of any of our subsidiaries or affiliates, is not a part of this Annual Report. Our agent for service in the United States is MakeMyTrip Inc., 60 East 42nd Street, Suite 2029, New York, NY 10165.

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

On January 7, 2016, we entered into an agreement for the issue of $180.0 million of 4.25% convertible notes due in 2021, redeemable at par value, in two tranches to CTrip. See “Item 5. Operating and Financial Review and Prospect — Liquidity and Capital Resources.”

On January 29, 2016, we re-issued 274,135 of our own shares to discharge the balance deferred consideration for the acquisition of Hotel Travel Group.

As of March 31, 2016, our stated capital was $232,034,707.63 comprising 42,222,237 ordinary shares with a par value of $0.0005 each.

As of April 30, 2016, our stated capital was $232,034,709.25 comprising 42,225,477 ordinary shares with a par value of $0.0005 each.

Recent Investments and Acquisitions

On February 6, 2014, we completed our acquisition of the entire equity interest in a group of companies comprising the ETB Group. We purchased shares from the existing shareholders of the ETB Group and invested a further amount into the ETB Group. The total purchase consideration and investment in the ETB Group was approximately $4.4 million. The acquisition of the ETB Group is expected to further strengthen our existing travel technology platform and systems and to broaden the international hotel room offerings for customers travelling overseas, particularly to Europe which is a key tourist destination for Indians. We also intend to increase travel between Europe, India and Southeast Asia, through our expanded hotel and packages business which offer rooms in each of these key regions. Following an internal reorganization completed with effect from April 1, 2016, the business of the ETB Group is being operated through Hotel Travel Group.

In September 2014, we announced the establishment of our Innovation Fund, through which we will consider investing up to $3.0 million in each start-up or early-stage companies in the travel technology space. Through the Innovation Fund, we acquired a minority equity stake in Simplotel in December 2014, and thereafter we acquired additional shares of Simplotel in June and November 2015 which increased our current equity shareholding in Simplotel to approximately 33%. Simplotel aims to provide hotels with responsive and optimized websites along with booking engines. Further, in April 2015, we acquired certain assets of the online travel-planning service, Mygola.com, and the entire Mygola team joined our Company to focus on innovation in online travel. In April 2015, we acquired approximately 20.6% of the equity shares of Inspirock, Inc., which owns and operates www.inspirock.com, an online planning tool for developing custom-made itineraries.

In July 2015, we acquired an approximate 30% stake in HolidayIQ Pte. Ltd., which owns and operates www.HolidayIQ.com, a travel information portal and recommendation search engine that is popular within the Indian travel community. We believe that this strategic investment will enable both companies to scale up hotel reviews and other content for Indian customers and to offer more compelling offerings on their platforms. Also in July 2015, we acquired an approximate 74.4% stake in Bona Vita Technologies Private Limited, a newly-incorporated company providing online services for domestic and outbound India holiday and business travel.

Historically, our sources of liquidity have principally been proceeds from the sale of our convertible preferred shares and ordinary shares, bank overdrafts and working capital facilities and cash flows from operations. In fiscal year 2016, we also issued $180.0 million of 4.25% convertible notes due 2021.

We made capital expenditures of $5.6 million, $7.0 million and $11.1 million in fiscal years 2014, 2015 and 2016, respectively. As of March 31, 2016, we had committed capital expenditures of $0.1 million for fiscal year 2016, substantially all of which we expect to spend in India. In addition, we expect to spend an additional approximately $8.0 million to $10.0 million on capital expenditures during fiscal year 2017. Our capital expenditures have principally consisted of purchases of servers, workstations, computers, computer software, leasehold improvements and other items related to our technology platform and infrastructure, upgrading of our websites and mobile platforms.

For further details, see “Risk Factors — Risks Related to Us and Our Industry — We May Not Be Successful in Pursuing Strategic Partnerships and Acquisitions, and Future Partnerships and Acquisitions May Not Bring Us Anticipated Benefits.”

B. Business Overview

We are the leading online travel company in India. Through our primary website, www.makemytrip.com, and mobile platforms, travelers can research, plan and book a wide range of travel services and products in India as well as overseas. Our services and products include air ticketing, hotels and packages, rail tickets, bus tickets, car hire and ancillary travel requirements such as facilitating access to third-party travel insurance and visa processing. As of March 31, 2016, we provided our customers with access to all major domestic full-service and low-cost airlines operating in India and all major airlines operating to and from India, over 30,000 hotels, villas and guesthouses in India and more than 300,000 hotels and properties outside India, Indian Railways and several major Indian and Singapore bus operators.

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

We have invested significant capital in our infrastructure and in sales and marketing efforts to build our brand, acquire customers and gain recognition, and recorded net losses for each of our fiscal years except for fiscal years 2011 and 2012. We recorded net losses in fiscal years 2009 and 2010 of $(7.3) million and $(6.2) million, respectively, and recorded net profits of $4.8 million and $7.0 million, respectively, in fiscal years 2011 and 2012. We recorded a net loss of $(27.6) million, $(20.9) million, $(18.4) million and $(88.5) million in fiscal years 2013, 2014, 2015 and 2016, respectively.

We believe the strength of our brand, quality of our services, user-friendliness of our website experience, focus on our customers and efficacy of our marketing programs have enabled us to capture a significant share of the domestic air travel market in India, while increasing online penetration of the primarily-offline international air and hotels market in India. We have won a number of awards, including, most recently, Mobile Appies (2015) for the Most Innovative Travel App, Best Travel Portal India (2014) by World Travel Awards, Conde Nast Traveller Readers’ Travel Award – Favourite Online Travel Agent (2014, 2013), Best Travel Portal by CNBC Awaaz (2013) and Most Innovative B2C Company at Travel Innovation Summit by PhoCusWright (2013) for creating consumer friendly technologies. Our efforts in mobile technology were recognized at EyeforTravel’s Social Media & Mobile in Travel Asia conference (2013) with the Best Mobile Strategy award. We have also been recognized as Best Travel Portal by Lonely Planet (2013 & 2012), Favourite Travel Portal by Outlook Traveller (2015, 2014 & 2013), Travel Innovator of the Year by Travel Distribution World Asia Awards (2012), Best Travel Portal by CNBC Awaaz (2009) besides receiving numerous awards from trade partners. We have leveraged our leading market share in air tickets and our strong brand to rapidly diversify into the hotels and packages business which represented 51.1% of our revenue less service cost during fiscal year 2016 as compared to 45.1% in fiscal year 2015. The number of transactions for air tickets and hotels and packages booked through us were 4.0 million and 0.9 million, respectively, in fiscal year 2014, 5.4 million and 1.4 million, respectively, in fiscal year 2015 and 7.0 million and 3.1 million, respectively, in fiscal year 2016. Our total revenue less service cost was $106.4 million in fiscal year 2014, $138.9 million in fiscal year 2015, and $169.0 million in fiscal year 2016.

Our websites and mobile platforms are designed to provide our customers with a user-friendly experience. According to comScore, www.makemytrip.com had an average of over 9.6 million unique visitors per month in fiscal year 2016 and an average of over 7.8 million unique visitors per month in fiscal year 2015.

Our customers are now able to make bookings on our responsive mobile site, http://www.makemytrip.com, and on major mobile platforms through our mobile applications for iOS and Android, which allow bookings for Indian and international flights and hotels, holiday packages, and Indian bus offerings and our Windows Mobile application, which allows bookings for Indian domestic flights and hotels. Our mobile traffic and transactions are increasing rapidly and our mobile customer base has increased from 10,394 as of December 31, 2011 to 2.4 million as of March 31, 2016. As of March 31, 2016, our Android application, which was launched in April 2012, had been downloaded approximately 15 million times, our iOS application, which was launched in July 2012, had been downloaded approximately 2.5 million times and our Windows Mobile application, which was launched in August 2013, had been downloaded approximately 0.5 million times. As of March 31, 2016, we had over 18.5 million mobile users.

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

We have made selective acquisitions to enhance our hotel inventory in popular travel destinations for our user base and to gain access to technology. In February 2014, we acquired our ETB Group business, a group of companies headquartered in Amsterdam, the Netherlands, operating through its website, www.easytobook.com, which offers online hotel reservations in Europe, North America and other key global travel destinations. Following an internal reorganization completed with effect from April 1, 2016, the business of the ETB Group is being operated through Hotel Travel Group. We believe we are a cost-effective distribution channel for our suppliers, providing reach to a large and expanding customer base in and outside of India.

We acquired a minority equity stake in Simplotel in December 2014, and thereafter we acquired additional shares of Simplotel in June and November 2015 which increased our current equity shareholding in Simplotel to approximately 33%. Simplotel aims to provide hotels with responsive and optimized websites along with booking engines. We believe our investment in Simplotel will help to promote the online distribution of accommodation inventory in India. Further, in April 2015, we acquired certain assets of the online travel-planning service, Mygola.com, and the entire Mygola team joined our Company to focus on innovation in online travel. In April 2015, we acquired approximately 20.6% of the equity shares of Inspirock, Inc., which owns and operates www.inspirock.com, an online planning tool for developing custom-made itineraries. We believe that this investment will help us to further enhance our capabilities in the online tour planning space.

In July 2015, we acquired an approximate 30% stake in HolidayIQ Pte. Ltd., which owns and operates www.HolidayIQ.com, a travel information portal and recommendation search engine that is popular within the Indian travel community. We believe that this strategic investment will enable both companies to scale up hotel reviews and other content for Indian customers and to offer more compelling offerings on their platforms. Also in July 2015, we acquired an approximate 74.4% stake in Bona Vita Technologies Private Limited, a newly-incorporated company providing online services for domestic and outbound India holiday and business travel.

Our Strengths

We have the following competitive strengths:

The Leading Online Travel Company in India with a Well-Recognized Brand. Since commencing our travel business in India in 2005, we have become the leading company in the Indian online travel market. In fiscal year 2014, 3.5 million transactions for domestic air tickets in India and 0.9 million transactions for hotels and packages were booked through us. In fiscal year 2015, 4.8 million transactions for domestic air tickets in India and 1.4 million transactions for hotels and packages were booked through us. In fiscal year 2016, 6.2 million transactions for domestic air tickets in India and 3.1 million transactions for hotels and packages were booked through us. According to comScore, www.makemytrip.com had an average of over 9.61 million unique visitors per month in fiscal year 2016 and an average of over 7.8 million unique visitors per month in fiscal year 2015. Based on data from the DGCA, we estimate that one in six domestic air passengers in India booked their air ticket through our company in fiscal year 2016.

We believe that our brand is well-recognized in the Indian travel industry. In 2013, we were voted the Best Travel Portal by the readers of Lonely Planet Magazine India. In 2012, we were selected as the Best Travel Portal

(Indian) by readers of Lonely Planet Magazine India and Favourite Travel Portal by readers of Outlook Traveller magazine. In 2011, we were named the Best Online Travel Agency and Best Domestic Tour Operator by the Times of India. We were also the first and only online travel agency brand to be selected as a Superbrand in India for 2009-2010. We have invested in developing and promoting our brand since our inception, using a combination of traditional channels such as print, radio and television, mass media campaigns, as well as search engine marketing and other innovative digital marketing tools, such as outreach through Facebook, YouTube, LinkedIn, Twitter and other social media websites, viral marketing and online display banners, to broaden our reach to travelers in India and overseas. We also believe that our brand strength is responsible for allowing us to source a significant portion of our traffic from non-paid sources such as search engine results and direct traffic, as opposed to paid results, such as search engine marketing.

We believe that our reputation and market position have also provided us with better leverage when contracting with airlines, hotels and other suppliers.

Comprehensive Selection of Service and Product Offerings. We offer our customers a comprehensive selection of travel and travel-related services and products. We cater to the travel needs of residents in India as well as non-resident Indians and others traveling to India from the United States, Europe, Southeast Asia, the United Arab Emirates and other countries. Our services and products include air tickets, hotels and packages, rail tickets, bus tickets, car hire and ancillary travel requirements such as facilitating access to travel insurance and visa processing. As of March 31, 2016, we provided our customers with access to all major domestic full-service and low-cost airlines operating in India and all major airlines operating to and from India, over 30,000 hotels, villas and guesthouses in India and more than 300,000 hotels and properties outside India, Indian Railways and several major Indian and Singapore bus operators. Our selection of hotels is diverse, with a number of choices for travelers from one-star to five-star offerings. We believe our comprehensive selection of travel services and products makes us a “one stop shop” for our customers’ travel needs and allows us to combine multiple products and provide customized packages that suit the unique needs of our customers.

Broad Distribution Network. We use a variety of technology-enhanced distribution channels to target the growing Indian middle class travel market, where Internet penetration is still relatively low. Our distribution network is centered on our India-focused website, www.makemytrip.com (which includes our US sub-domain website), our Southeast Asia-focused website, www.hoteltravel.com, our Europe-focused website, www.easytobook.com, and our United Arab Emirates-focused website, www.makemytrip.ae, our call centers, our airport counters and our various travel stores in 43 cities in India as of March 31, 2016. As of March 31, 2016, we also had a network of approximately 3,191 registered agents across approximately 323 cities and towns in India who can access our business-to-business, or B2B, website which enables them to sell our full suite of online travel services to their customers. Our customers are now able to make bookings on our responsive mobile site, http://www.makemytrip.com, and on major mobile platforms through our mobile applications for iOS and Android, which allow bookings for Indian and international flights and hotels, holiday packages, and Indian bus offerings and our Windows Mobile application, which allows bookings for Indian domestic flights and hotels. Our broad distribution network gives us widespread access to travelers both in India as well as abroad.

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

Our web-based booking engine has been designed to link to our suppliers’ systems either through “direct connects” or a GDS (we primarily use Amadeus GDS), and is capable of delivering real-time availability and pricing information for multiple options simultaneously. In addition, we also provide extranet access to our hotel suppliers where they can update their rates, inventory and content on our websites.

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

Customer-Focused Approach. We place significant emphasis on technology, personnel and training to improve our services to our customers. Our customers can choose from our various customer service channels to contact us, including web-based self-service or chat support as well as our toll-free call centers, our airport counters, our travel stores and e-mail. We have access to a large amount of customer data on account of our size, which allows us to optimize our online marketing and provide customized product offerings. Our mobile service platform also enables customers to receive e-tickets and flight alerts via text messages (SMS) on their mobile phones. Our customers are now able to make bookings on our responsive mobile site, http://www.makemytrip.com, and on major mobile platforms through our mobile applications for iOS and Android, which allow bookings for Indian and international flights and hotels, holiday packages, and Indian bus offerings and our Windows Mobile application, which allows bookings for Indian domestic flights and hotels. In addition to being able to make different types of travel bookings on their smartphones and mobile devices, customers can view their booking details, cancel bookings, request e-tickets, track refund status, check flight status, look for new deals and use location-based services to find nearby places of interest. Our websites provide an enhanced user experience for researching and booking hotels, as well as valuable travel information not available on our mobile site, such as user-generated travel reviews and destination guides to help customers conduct research and make travel decisions. Our website also includes a search tool for international flights called “Inspire” targeted towards leisure travelers. This tool recommends international destinations to customers based on their selected interests and budget, shows fare trends for the next few months and facilitates the purchase of flight tickets. We have also launched “RoutePlanner,” a service on our website that helps users choose among various transportation options, including air, bus, rail and hired car, for travel between any two of over 4,000 cities in India.

We primarily outsource our call center operations and fulfillment process to Concentrix Daksh Services India Pvt. Ltd., or Concentrix, iEnergizer IT Services, Intelenet, InterGlobe Technologies Private Limited, or Interglobe, Motif India Infotech and 31 parallel in India, as we believe these experienced and reputable service providers are able to adhere to our customer service standards and enhance our service quality. We also have a dedicated in-house escalation service which operates 24 hours a day, seven days a week, and is responsible for addressing issues or complaints raised by our customers

Experienced Management Team. We operate in an industry where we believe one of the most important assets is the quality of our people. Our senior management team is comprised of industry executives with significant experience in the travel industry, including online travel agencies, in India and the United States. Our management team also has in-depth experience in the Internet and information technology industries, having worked with companies such as GE Capital, Kohler India, Yahoo and Google and in the consumer industry, including Pepsi, Procter & Gamble and Future Group. We also actively recruit MBA graduates and engineers from leading institutions in India to fill important management roles in our company.

Our Strategy

We believe that the relatively low but fast growing Internet penetration and mobile internet in India, coupled with income growth in India provide us with significant growth opportunities. Our objective is to grow profitably by building on our current leadership position to become India’s dominant travel company. The key elements of our strategy include:

Expand Our Hotels and Packages Business. Our hotels and packages business generally yields higher net revenue margins than our air ticketing business, and we intend to continue shifting our business mix towards this segment. This will be done by proactively investing to gain further market share, through increasing automation, adopting new technologies and a deep customer focus. Our objective is to enable more hotel suppliers to be seamlessly connected to our various websites with the latest technology methods which include direct connects, channel managers and direct integrations with various aggregators. We also continue to focus on automation by making changes to our extranet to allow more of our hotel suppliers to use a self-service mode in managing their rates, inventory, content, payments and confirm bookings made by our customers on a real-time basis. Given the high penetration of smart phones in India, we have also introduced our extranet application which allows hotels to directly update inventory, rates and confirm bookings through the application. We are investing heavily on improving the customer experience by improving our offering on various devices (especially mobile and tablets) which the customers use to connect with us and becoming more content focused. We also intend to grow our packages business outside India through strategic partnerships and acquisitions, as well as by strengthening our relationships with key aggregators from whom we procure inventory for our packages products.

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

Enhance Our Service Platforms by Investing in Technology. We intend to continue to invest in technology to enhance the features of our services and our platforms. For example, we plan to integrate our various hotel booking systems across our various websites. We also intend to extend user feedback features to more products, enable more user-friendly bookings to be saved by our customers and used across all our services and products, enhance our mobile service platform to make mobile transactions more user-friendly and allow real-time fingerprinting to prevent online credit card fraud. We intend to sell more of our holiday packages online in addition to selling through our call centers, which we believe will result in increasing our operating margins. We believe that our continued investments in technology will enable us to enhance our customer service and to capitalize on the expected growth opportunities in the online travel market in India. We intend to continue to focus on increasing our online and mobile customer base. We intend to continue to invest in mobile offerings and applications. We also intend to strengthen our focus on analytics, and upgrading our technology platform.

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

Pursue Selective Strategic Partnerships and Acquisitions. In addition to growing our business organically, we may also pursue strategic partnerships and targeted acquisitions that complement our service offerings, strengthen or establish our presence in our targeted overseas markets or to gain access to technology. In February 2014, we acquired 100% of the ETB Group, which primarily operates through its website www.easytobook.com and offers its customers online hotel reservations in Europe, North America and other key global travel destinations. Following an internal reorganization completed with effect from April 1, 2016, the business of the ETB Group is being operated through Hotel Travel Group. During fiscal 2013, we completed our acquisition of 100% of Luxury Tours, a Singapore-based travel agency which is engaged in the business of providing hotel reservations, excursion tours and other related services to inbound and outbound travelers in Singapore and the rest of Southeast Asia. In November 2012, we acquired 100% of the Hotel Travel Group, a well-established travel company in Southeast Asia, especially Thailand, and a 51% stake in ITC group, a well-established hotel aggregator and tour operator focused on Thailand. We acquired the remaining shares of the ITC Group from its existing shareholders in May 2015. In August 2011, we acquired 19.9% of Le Travenues Technology Private Limited (16.3% as of March 31, 2016, following investments by a new stakeholder), which owns and operates www.ixigo.com, an online travel meta search engine.

We acquired a minority equity stake in Simplotel in December 2014, and thereafter we acquired additional shares of Simplotel in June and November 2015 which increased our current equity shareholding in Simplotel to approximately 33%. Simplotel aims to provide hotels with responsive and optimized websites along with booking engines. We believe our investment in Simplotel will help to promote the online distribution of accommodation inventory in India. Further, in April 2015, we acquired certain assets of the online travel-planning service, Mygola.com, and the entire Mygola team joined our Company to focus on innovation in online travel. In April 2015, we acquired approximately 20.6% of the equity shares of Inspirock, Inc., which owns and operates www.inspirock.com, an online planning tool for developing custom-made itineraries. We believe that this investment will help us to further enhance our capabilities in the online tour planning space.

In July 2015, we acquired an approximate 30% stake in HolidayIQ Pte. Ltd., which owns and operates www.HolidayIQ.com, a travel information portal and recommendation search engine that is popular within the Indian travel community. We believe that this strategic investment will enable both companies to scale up hotel reviews and other content for Indian customers and to offer more compelling offerings on their platforms. Also in July 2015, we acquired an approximate 74.4% stake in Bona Vita Technologies Private Limited, a newly-incorporated company providing online services for domestic and outbound India holiday and business travel.

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

Air Ticketing

Our air ticketing business is primarily targeted at domestic travel within India and international travel originating in India; and inbound travel to India from the United States and other countries.

Indian Domestic and Outbound Travel. We have experienced significant growth in our air ticketing business covering domestic travel within India and international travel from India since we commenced our Indian operations in 2005. The following table sets forth the number of transactions for air travel booked through us in this business in recent prior periods.

	Number of Transactions
	For fiscal year March 31
	2014	2015	2016
Indian domestic air travel	3.5 million	4.8 million	6.2 million
Outbound air travel	0.3 million	0.5 million	0.6 million

We provide our customers with a wide selection of airline tickets for all major domestic full-service and low-cost airlines operating in India, including Air India, Air India Express, Go Air, IndiGo, Jet Airways, SpiceJet, Air Costa, Vistara, Air Asia, Air Pegasus and Trujet; and all major international flights that originate from cities in India, including Air India, Air France-KLM British Airways, Emirates, Jet Airways, Lufthansa, Malaysia Airlines, Singapore Airlines, Thai Airways, FlyDubai, Air Asia, Etihad Airways, Kenya Airways, Qatar Airways, Virgin Atlantic, Malindo and Tiger Airways. We obtain inventory from these airlines either through a GDS (we primarily use Amadeus GDS) or via “direct connects” to the airlines’ booking systems.

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

Inbound Travel to India. We began selling air tickets for the United States-to-India sector in 2000. Our customers are mainly non-resident Indians and persons of Indian origin traveling to India. Our customers may search and book their flights on our US sub-domain website, us.makemytrip.com, which is linked to our primary website, www.makemytrip.com, and uses a similar search and display interface as our primary website, and may also call our toll-free US hotline, 1-800-INDIA-10. The total number of transactions for inbound air travel to India booked primarily from the United States and the United Arab Emirates through us was 154,996 in fiscal year 2014, 180,243 in fiscal year 2015 and 155,251 in fiscal year 2016.

Hotels and Packages

We introduced our hotels and packages business in 2005 and have since experienced significant growth in this area, including through the acquisition of the Hotel Travel Group in November 2012 and the ETB Group in February 2014. In February 2015, we launched “Hotel Right Now” — our same day check-in offering on iOS, Android application platforms and mobile site. Customers can use this to make same day bookings at significant discounts. The total number of transactions in our hotels and packages business was 0.9 million in fiscal year 2014, 1.4 million in fiscal year 2015 and 3.1 million in fiscal year 2016.

Hotels. Through our acquisitions of the Hotel Travel Group and the ETB Group, customers can now search, compare and make reservations at more than 30,000 hotels, villas and guesthouses in India and more than 300,000 hotels and properties outside India on our websites. We procure room inventory from our hotel suppliers through three methods: “direct connects,” “direct allocation” and for most hotels outside India, through contracts with online travel agents and aggregators outside India. Substantially all of our hotel suppliers in India have a “direct allocation” arrangement with us whereby they allocate rooms directly to us either by managing their room inventory on an extranet provided by us, or through channel managers, or supported by us via telephone. We do not assume any inventory risk for such “direct allocation” as unsold inventory is released to the hotels within an agreed period of time. The remaining hotels in India are connected through direct connects. “Direct connect” is the method by which our booking systems are integrated with the central reservations systems of the hotels and reservations made are confirmed on a real-time basis, although this applies to a small proportion of our total hotels. Through our ongoing efforts to increase the automation of and otherwise improve our extranet, our hotel suppliers are now able to perform more of the necessary functions for executing transactions through our system without our direct involvement. We obtain inventory for most hotels outside India through contracts with other online travel agents and aggregators outside India. In some instances, in order to enjoy special negotiated rates for these hotels, we pre-purchase hotel room nights and assume inventory risk on them. We also own the travel website www.easytobook.com, which was acquired in February 2014 as part of our acquisition of the ETB Group. The room inventory on HotelTravel.com is sold to MakeMyTrip.com and ETB Group customers. The provision of rooms at HotelTravel.com is predominantly accomplished through contracts with online travel agents and aggregators, but it also includes “direct connects.” MakeMyTrip.com’s inventory of hotel rooms is also sold through HotelTravel.com. In addition to the integration of the hotel room inventory available on HotelTravel.com, Easytobook.com and MakeMyTrip.com, we have moved the hosting and monitoring of HotelTravel.com’s technology infrastructure to our Indian external data centers and team. In addition, our internal team that monitors the technology infrastructure of MakeMyTrip.com has taken on similar responsibilities with respect to HotelTravel.com. These and other planned integrations notwithstanding, certain business and sales functions will continue to operate separately.

The customer base for MakeMyTrip.com is primarily residents in India and non-resident Indians and others traveling to India from the United States and other countries. The customer base for HotelTravel.com and Easytobook.com is global, spread across Japan, Europe, Australia and North America. With respect to our websites and applications, the focus of our technological improvement and sales efforts is on consolidating multiple supply sources and identifying the best rates possible for our customers. In addition, we have invested in multi-lingual products and marketing, with in-house translation and customer service teams for twelve different languages. On our websites Makemytrip.com, HotelTravel.com, EasytoBook.com and through our applications on various mobile platforms, customers may search for hotels based on their destination, preferred dates for check-in and check-out, and may easily filter their search results by selecting star ratings, specific hotel chains and location etc. Customers can also indicate amenity preferences, such as business services, Internet access, fitness centers, swimming pools and travel assistance. Our “View Map” offers customers the ability to compare hotel locations on an interactive neighborhood map. Our online hotel booking platform provides an enhanced user experience for researching and booking hotels on the desktop and mobile devices.

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

See Note 6 to the accompanying consolidated financial statements in Item 18 for a breakdown of total revenues by geographical location of customers for each of the last three fiscal years.

Other Services and Products

Rail Tickets. We sell railway tickets in India through “direct-connect” access to Indian Railways’ passenger reservation system online pursuant to an agreement with IRCTC, allowing customers to reserve and purchase Indian Railways tickets on a real-time basis through our Indian website. Indian Railways is India’s state-owned railway which owns and operates most of India’s rail transport. We booked 245,542, 194,856 and 242,398 transactions for rail tickets in fiscal years 2014, 2015 and 2016 respectively.

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

Bus Tickets. We have agreements with several major Indian and Singapore bus operators, some of which are operators of multiple routes, as well as with aggregators and other intermediaries. Our bus tickets inventory is obtained through four channels: real-time inventory from operators who are directly connected to our booking system; inventory from aggregators who are directly connected to our booking system; inventory from operators who manage their inventory on an extranet supported by us; and inventory obtained by agreement with operators where a certain number of tickets are pre-allocated to us or sold to us “on request.” We booked 0.6 million, 0.5 million and 0.5 million transactions for bus tickets in fiscal years 2014, 2015 and 2016 respectively.

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

Car Hire. We provide car hire services in conjunction with holiday package bookings on our Indian website.

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

Our customers’ varied needs are served by different distribution channels. During fiscal year 2016, over 97.3% of our sales of air tickets for travel were made through our website and mobile applications, 2.7% of our sales for air tickets, which were most commonly for inbound travel, were made through our call centers. Our sales of hotel rooms are also primarily made through our websites. Our customers can book standard flight plus hotel packages on our websites, but the majority of the sales of packages within or outside India are concluded through our call centers, travel stores and travel agents’ network. All of our rail and bus ticket sales in India are made through our Indian website.

In fiscal year 2016, transactions executed through our websites, call centers and travel stores accounted for approximately 97.0%, 2.0% and 0.9%, respectively, of our total transactions. Further, in fiscal year 2016, our mobile platforms contributed approximately 37.1% of the total transactions carried out through our websites.

Internet Websites

We currently operate the websites www.makemytrip.com (including the sub-domain us.makemytrip.com), www.makemytrip.ae and www.makemytrip.com.sg servicing the Indian domestic and outbound market, the United States-India inbound market (focusing in particular on non-resident Indians in the United States), the United Arab Emirates as well as neighboring Middle East countries, Singapore and neighboring Southeast Asian countries and the Canada-India market, respectively. We have tailored www.makemytrip.com and its content to our predominantly Indian user base. For example, we have localized our top-selling hotel webpages with information and using language that we believe would be more attractive and relevant to an Indian user. We also own the travel website www.easytobook.com, which was acquired in February 2014 as part of our acquisition of the ETB Group. The room inventory on HotelTravel.com is sold to MakeMyTrip.com and the ETB Group’s customers. The provision of rooms at HotelTravel.com is predominantly accomplished through contracts with online travel agents and aggregators, but it also includes “direct connects.” MakeMyTrip.com’s inventory of hotel rooms is also sold through HotelTravel.com. In addition to the complete integration of the hotel room inventory available on HotelTravel.com, Eastytobook.com and MakeMyTrip.com, we are also working to integrate the technological capabilities of all three websites. For example, we have moved the hosting and monitoring of HotelTravel.com’s technology infrastructure to our Indian external data centers and team. In addition, our internal team that monitors the technology infrastructure of MakeMyTrip.com has taken on similar responsibilities with respect to HotelTravel.com. These and other planned integrations notwithstanding, certain business and sales functions will continue to operate separately.

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

Typically, a transaction on our websites involves the following steps:

Search. A customer conducts a search for a particular product, or combination of products (for example, flight plus hotel), on our websites by defining desired parameters. For example, for domestic Indian flights, apart from the city of departure and destination, number of travelers and dates of travel, our customers can also input additional parameters such as preferred cabin class, preferred airlines, refundable fares and direct flights. Our websites’ search capabilities employ scalable search and routing logic that we believe return comprehensive results without sacrificing search response times or creating added stress on our suppliers’ infrastructure. Our search results are generated in a cost-effective and time-efficient manner, since over 80% of our search results come from cache. Our web-based booking engine, which has been designed to link to our suppliers’ systems either through “direct connects” or a GDS (we primarily use Amadeus GDS), allows us to deliver real-time information. In addition, we also provide extranet access to our hotel suppliers where they can update their rates, inventory and content on our websites.

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

Payment. We offer our customers a variety of payment methods. On our Indian website, customers may pay in Indian Rupees with credit cards, debit cards issued by several major banks in India (including Citibank, ICICI Bank, HDFC Bank, State Bank of India and AXIS Bank), bank transfers or e-Wallets. We also offer partial payment options for large value transactions. The payment gateway for sales on our Indian website is secured by “Verified by VISA”, “MasterCard SecureCode”, “Diners ProtectBuy”, “RuPay PaySecure” and “American Express SafeKey”. Customers may also use our propriety prepaid wallet: “MyWallet” to obtain instant refunds and a quicker checkout experience. On our US website, customers may pay in US dollars with credit cards or through PayPal. On our United Arab Emirates website, customers may pay in United Arab Emirates Dirham with credit cards. On HotelTravel.com and Easytobook.com, customers may pay in multiple currencies with credit cards.

In order to simplify the booking process for our customers, our websites do not require prior customer registration in order for the purchase to be completed. Customers who do not wish to register will simply be prompted prior to payment to provide basic contact details (including their name, telephone number and e-mail address) for purposes of the travel product they intend to purchase. An electronic confirmation is sent to the customer’s e-mail address and customers can also use our self-service web-support, My Account, to check their booking details, print e-tickets and vouchers, cancel bookings and track progress of refunds.

Call Centers

Our in-house call centers, which mainly handle our sales and post-sales customer service support for our international hotels and packages business as well as domestic Indian packages with more complicated itineraries, are run out of Gurgaon in India, as well as out of Singapore and Thailand. Our call centers in India operate 24 hours a day, seven days a week and customers can call these centers through various toll-free numbers in India to consult with our sales representatives, receive comprehensive, real-time hotel and package information, and make travel bookings. As of March 31, 2016, we employed approximately 177 sales representatives, including supervisors, in all of our in-house call centers. All of our sales representatives in India participate in a formal four-week training program before commencing work and have an in-depth knowledge of their relevant local market. Our sales representatives are also trained and updated with our new services and products.

To achieve cost-efficiency and scalability, we utilize various third-party vendors in India to manage our call center service and we outsource our call center service for sales and service for all international flights (both inbound to India and outbound from India), and most of our hotel reservations and packages to such vendors. Our outsourcing service providers also handle our post-sales customer service support for all flights (domestic and international), hotel reservations and packages, and rail and bus ticketing, as well as back office fulfillment and ticketing services. Our key outsourcing service providers are Concentrix, iEnergizer IT Services, Intelenet, InterGlobe, Motif India Infotech and 31 parallel in India, where agents provide both English and Hindi language options to our customers. We believe these experienced and reputable service providers are able to adhere to our customer service standards and enhance our service quality. Our agreement with iEnergizer IT Services provides our customers the option of using Tamil for their transactions. We also receive business process outsourcing services from Concentrix, which assumed our contract with IBM following its acquisition of IBM’s business process outsourcing business in 2013 and continues to operate under the IBM name. These external call centers also operate 24 hours a day, seven days a week. In aggregate, we had 1,527 billed full-time equivalent external sales and service agents from Concentrix, iEnergizer IT Services, Intelenet and InterGlobe. Motif India Infotech and other providers constituting our outsourced call center sales and service force as of March 31, 2016. In addition, we also have 23 agents located at our outsourced call centers that handle customer service for any post-sale issues or queries for Easytobook.com. Our external agents must undergo a formal four-week training program as well as periodic refresher training courses in order to understand our processes and systems and be able to effectively service our customers.

All our call centers are equipped with our enterprise resource planning, or ERP, application, allowing our sales representatives and agents to make bookings and create packages, as well as attend to customer requests. These centers are also linked to our CRM system which enables us to monitor the performance of our sales representatives and outsourced agents on a round-the-clock basis. We also have software that enables us to log on to customer calls enabling us to perform random checks on our call centers on a real-time basis. Our system also enables us to monitor the number of waiting calls and limit customer-aborted calls on our hotlines due to unacceptably long waiting times. We have an in-house quality team which monitors the quality of our call center transactions, including the tone and voice of our customers, in order to ensure high quality service is consistently offered to our customers. We also have a third-party partner, Celtycs Outsourcing Services Private Limited, which audits the inbound and outbound calls and emails of our call center agents.

Travel Stores

As of March 31, 2016, we had 16 company-owned travel stores in 14 cities, including one in our office in Gurgaon, 49 franchisee-owned travel stores which primarily sell packages in 43 cities, and counters in four major airports in India. We started our franchisee network in 2009 with six stores and initiated a major expansion in 2011.

At all of our travel stores, customers can consult with our sales representatives, receive comprehensive, real-time flight, hotel and package information as well as information for other services and products, and make travel bookings, without prior appointment. Unlike agents in our travel agents’ network described below, agents in our travel stores sell our products exclusively. All our travel stores are also equipped with our ERP application and linked to our CRM system. We believe that our travel stores are important for our overall growth as they represent a direct interface between our customers and us, in addition to giving us access to customers who still prefer to meet representatives to make their travel bookings.

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

Travel Agents’ Network

As of March 31, 2016, we had a network of approximately 3,191 registered agents across approximately 323 cities and towns in India who can access our business-to-business, or B2B, website which enables them to sell our full suite of online travel services to customers. Our B2B website uses a similar interface as our external customer-facing websites and we were able to launch our B2B platform in a few months by leveraging technology already being used by us for our customer-facing websites. We believe our network is attractive to travel agents as we provide access to products which such agents may not otherwise be able to access cost-effectively or at all. These travel agents earn commissions from us depending on the volume and type of travel services and products sold. Furthermore, our travel agents’ network allows us to expand our footprint in India and distribution network in a cost-effective manner.

Mobile

In 2008, we launched our mobile service platform. Our mobile services allow customers to search, book and pay for Indian domestic air tickets on their mobile phones at no additional cost. The tickets and bookings are delivered through email and SMS. In 2012, we extended our mobile services to allow customers to book domestic hotels, buses and holiday packages on mobile and updated our mobile site, http://m.makemytrip.com, with touch-optimization and a better design and user interface for iOS and Android users.

In addition to our basic and touch mobile sites accessible at http://m.makemytrip.com, our mobile services are available through our BlackBerry application, which was launched in early 2011, our Android application, which was launched in April 2012, our iOS application, which was launched in July 2012 and our Windows Mobile application, which was launched in August 2013. Our cumulative mobile application downloads have increased from approximately 300,000 as of April 30, 2012 to over 18.5 million as of March 31, 2016.

Our customers are now able to make bookings on our responsive mobile site, http://www.makemytrip.com, and on major mobile platforms through our mobile applications for iOS and Android, which allow bookings for Indian and international flights and hotels, holiday packages, and Indian bus offerings and our Windows Mobile application, which allows bookings for Indian domestic flights and hotels. In addition to being able to make different types of travel bookings on their smartphones and mobile devices, customers can view their booking details, cancel bookings, request e-tickets, track refund status, look for new deals and use location-based services to find nearby places of interest.

Our mobile platforms have been a key driver of our transaction growth in fiscal year 2016. Approximately 52% of our Indian online visitors reached us through our mobile platforms in fiscal year 2016 compared to approximately 21% in fiscal year 2015. We have invested significantly in customer acquisition and inducement programs in order to increase mobile application downloads and accelerate growth in our India standalone hotel booking business. In our India standalone hotel booking business, more than 70% of online transactions in fiscal year 2016 were completed through our mobile platforms.

Technology and Infrastructure

General

We benefit from an advanced technology platform which we believe has a high level of reliability, security and scalability, and which has been designed to handle high transaction volumes across all our websites on shared infrastructure. We operate our technology platform through two external data centers in India, one located in Mumbai and one located in Chennai and one internal data center in our office in Gurgaon. Our Indian external data centers run together in “active-active” mode so that each serves approximately half of our website traffic at any given time. The hosting of Hoteltravel.com technology infrastructure moved to our data centers in Chennai and Mumbai in active-active mode since April 2014. Our internal data center runs independently and serves all the data needs of our internal operations, such as e-mail.

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

Our technology infrastructure is monitored by an internal team and is assisted by an outsourced security monitoring and engineering support team that operate 24 hours a day, seven days a week. All our servers installed at our data centers and at our offices are also secured with firewalls.

We have the ability to scale our technology platform up and down to meet our needs without incurring substantial costs through the use of virtual machines and infrastructure when required. Our technology stack is also modular and can be easily modified for multiple lines of business.

We believe we have core technology advantages in multiple areas, including:

•	website logic that simplifies and improves our customers’ ability to book a trip most suited to their requirements, including providing extensive low-price options and alternative routings, and assisting customers in finding their destinations easily by using colloquial names or major landmarks;

•	availability on a variety of mobile platforms, including iOS, Android, BlackBerry and Windows Mobile;

•	scalable search and caching technologies that return comprehensive results and allow us to provide more flight and hotel options to our customers without sacrificing search response times or creating added stress on our suppliers’ operating or cost infrastructure;

•	capability to combine various flight plus hotel options, offering our customers the ability to see multiple combinations of airlines and hotels to assemble a package, resulting in trips that are frequently less expensive than individually booked components and more flexible for our customers;

•	social engagement platform that allows our customers to connect to their virtual friends through our site, using various sharing options from external social networks; and

•	capability to monitor the more than 10,000 unique system, application, network, security and business metrics that make up our technology platform, including the capability to generate advanced reports and alerts related to this data.

Fully Integrated Technology Platform

Our CRM system in India uses software by Oracle RightNow CRM, which integrates our sales, customer service and fulfillment operations. Our web-enabled centralized booking system in India enables our customers and B2B partners to search and book travel services and products we sell and provide on a real-time basis. We also have “Verified by VISA”, “MasterCard SecureCode”, “Diners ProtectBuy”, “RuPay PaySecure” and “American Express SafeKey” enabled payment gateways, which provides additional security for transactions via our Indian website using credit cards and debit cards issued by Indian institutions. We also offer payment options via netbanking and other instruments.

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

We integrate our ERP application (which uses Microsoft Dynamics) with Midoffice system which enables our agents to create and amend bookings as well as attend to customer inquiries raised in our CRM system. Our CRM system uses software by Oracle RightNow CRM, which integrates our sales, customer service and fulfillment operations. Our CRM system is designed to analyze customer needs for better servicing. It generates reports identifying areas of opportunity or weakness and thereby helps us in improving our service and product quality. We also use software from Omniture Web Analytics, SAS, Big Data Hive and Qlikview to assist us in analyzing our web-based business through various metrics, such as the rate of conversion of visitors to our websites to purchasing customers.

Our systems include automation for ticketing, monitoring of schedule changes and providing alerts to customers, as well as auto-cancelation of reservations made through a GDS or airlines’ central reservations systems. We are continually looking for opportunities to automate our processes in order to further increase our productivity and improve the scalability of our business.

Security

We are committed to protecting the security of our customers’ information. We maintain an information security team that is responsible for implementing and maintaining controls to prevent unauthorized users to access our systems. These controls include the implementation of information security policies and procedures, security monitoring software, encryption policies, access policies, password policies, physical access limitations, and detection and monitoring of fraud from internal staff. We have acquired a fraud detection system which uses transaction patterns and other data sources which seek to prevent fraudulent transactions in real-time. All sensitive data transmitted through our systems is encrypted using SSL 1024 bit encryption technology. Our information security team also coordinates internal and external audits every six months. Our travel portal in India is compliant with the PCI-DSS (Payment Card Industry Data Security Standard) (a set of requirements for enhancing payment account security developed by the Payment Card Industry Security Standards Council, which include key credit card and financial services companies).

Marketing and Brand Awareness

We believe our online and offline marketing strategies increase our brand awareness, drive potential customers to our websites and mobile applications and improve the rate at which potential customers visiting our websites and mobile applications become actual customers.

Our marketing channels primarily include online advertising, such as paid search engine marketing and optimization with leading Internet search engines (such as Google) and display advertising on websites (such as Yahoo! India and TripAdvisor), offline advertising using print or broadcast media, such as television or radio, e-mails and short messages, and other marketing channels, such as through our call centers and travel stores. We have consistently invested in building our brand and expanding our reach to travelers in India as well as overseas, through mass media campaigns as well as through innovative digital marketing tools such as viral marketing and online display banners. We also have a strong presence in social media, such as Facebook, YouTube, LinkedIn and Twitter.

Our marketing programs and initiatives include broad-based campaigns, promotional or seasonal offers, as well as, brand campaigns to drive brand building with our customers. In May 2015, we launched a new brand-advertising campaign with a new tag-line ‘Dil Toh Roaming Hai’ with the objective to strengthen our brand connection to existing customers and target new consumers. In March 2016, we also redesigned our logo for the tradename “makemytrip”. In line with our objective of tapping into India’s expanding mobile customer base, we launched a high-decibel advertising campaign to promote booking of online hotels on mobile devices with several leading Bollywood celebrities as our brand ambassadors.

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

We also have alliances and arrangements with several major banks in India, with whom we run promotional offers and vouchers. We have also launched a strategic co-branded travel card with American Express, which offers a number of travel related products and benefits to its customers. The card was launched in November 2014. These alliances and arrangements provide us access to our partners’ customer base where targeted marketing can be made at relatively low costs. In January 2014 we expanded our loyalty program to allow for automatic enrollment of all MakeMyTrip customers. This allows our customers to earn and redeem loyalty points with greater ease for both online and offline bookings. As of March 31, 2016, we had approximately 6.1 million members, of which approximately 22% contribute significantly to our overall business.

Customer Service

Our customer focused approach is centered on ensuring a favorable user experience on our websites and mobile platforms as well as excellent customer service. Our intention is to provide customer support prior to, during and after travel. Our websites and mobile platforms are designed to provide a user-friendly experience and integrate valuable travel information, such as flight status information, user-generated travel reviews and destination guides, to help customers research and make travel decisions. We also monitor feedback from our customers using our CRM system and review and upgrade the features of our websites from time to time.

The key channels through which we implement our customer support and communicate with our customers are as follows:

Web-based Support. We offer two web-based customer support services. Our self-service web-support, My Account which is available on our Indian website, enables our customers to check the status of their domestic flight, train, bus or hotel bookings, cancel bookings and track the progress of their refund, among other things. Customers who require assistance or have inquiries about certain products also have an option to contact our sales representatives via our websites and we have dedicated personnel available 24 hours a day, seven days a week, who provide assistance to our customers on a real-time basis.

Call Centers. We provide our customers with comprehensive and real-time assistance through our call centers which are available 24 hours a day, seven days a week. Currently, we outsource a portion of our customer service call center operations to Concentrix, iEnergizer IT Services, Intelenet and InterGlobe. Motif India Infotech in India, whose employees have been trained by our respective outsourcing service providers and us.

Travel Stores. Customers may also visit our various travel stores and airport counters in 57 cities in India and obtain assistance from our sales and customer service representatives.

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

Our top five (in alphabetical order) airline suppliers for travel in India and overseas (based on revenue less service cost earned by us) and our top five (in alphabetical order) hotel suppliers (based on gross bookings) for fiscal 2016 were:

Airlines (Travel within India)	Airlines (International Travel)	Hotels (within India)
Air India	Air India	Carlson Group of Hotels
Go Air	Emirates	Hyatt Hotels Corporation
IndiGo	Etihad Airways	Lemon Tree Hotels
Jet Airways	Jet Airways	Sarovar Hotels And Resorts Pvt Ltd
SpiceJet	Thai Airways	Taj Hotels, Resorts & Palaces

Airlines

We have access to real-time inventory of all major airlines operating in, from and to India either through a GDS (we primarily use Amadeus GDS) or through “direct connects” to our airline suppliers’ booking systems.

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

Hotels

As of March 31, 2016, we provided our customers with access to over 30,000 hotels, villas and guesthouses in India and more than 300,000 hotels and properties outside India. Our hotel supply team is responsible for negotiating agreements or arrangements with independent hotels, hotel chains and hotel management companies and securing competitive rates, promotions and access to inventory for listing on our websites as well as packaging of holidays. We select our hotel partners by their reputation and quality and monitor customer feedback on our websites as well as other channels in order to ensure that hotels listed on our websites maintain acceptable standards.

In our hotels and packages business, our revenue represents the total amount paid by our customers for these travel services and products and the cost of procuring the relevant services and products are classified as service cost. We also earn commissions from other hotel suppliers, typically larger hotel chain operators, depending on the volume of reservations made through us.

Through our websites, customers can search, compare and make reservations at more than 30,000 hotels and guesthouses in India and more than 300,000 hotels and properties outside India as of March 31, 2016. We procure room inventory from our hotel suppliers through three methods: “direct connects,” “direct allocation” and, for most hotels outside India, through contracts with online travel agents and aggregators outside India. Substantially all of our hotel suppliers in India have a “direct allocation” arrangement with us whereby they allocate rooms directly to us either by managing their room inventory on an extranet provided by us, or through channel managers, or supported by us via telephone. We do not assume any inventory risk for such “direct allocation” as unsold inventory is released to the hotels within an agreed period of time. The remaining hotels in India are connected through direct connects. “Direct connect” is the method by which our booking systems are integrated with the central reservations systems of the hotels and reservations made are confirmed on a real-time basis, although this applies to a small proportion of our total hotels. Through our ongoing efforts to increase the automation of and otherwise improve our extranet, our hotel suppliers are now able to perform more of the necessary functions for executing transactions through our system without our direct involvement. We obtain inventory for most hotels outside India through contracts with other online travel agents and aggregators outside India. In some instances, in order to enjoy special negotiated rates for these hotels, we pre-purchase hotel room nights and assume inventory risk on them. We also own the travel website www.easytobook.com, which was acquired in February 2014 as part of our acquisition of the ETB Group. In addition, we also own the travel website HotelTravel.com.

Competition

The market for travel services and products is highly competitive. We currently compete with both established and emerging providers of travel services and products, including other online travel agencies, such as cleartrip.com, expedia.com, travelocity.co.in, yatra.com, goibibo.com, booking.com and agoda.com, as well as traditional travel agencies, tour operators, travel suppliers and operators of travel industry reservation databases. Large, established Internet search engines have also launched applications offering travel itineraries in destinations around the world, and meta-search companies who can aggregate travel search results also compete with us for customers. In our domestic hotels and packages business, we compete primarily with established Indian travel market players, such as Cox & Kings and Thomas Cook and new entrants such as goibibo.com and oyorooms.com. Such competitors may have greater financial resources than us, may seek to increase market share by offering heavy discounting and promotional schemes and may be able to negotiate better rates with suppliers.

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

We have registered our domain names, “www.makemytrip.com” (which includes the sub-domain “us.makemytrip.com” for our US website), “www.makemytrip.ae,” “www.makemytrip.com.sg,” “www.luxury.com.sg,” “www.indiaahoy.com,” and “www.hoteltravel.com” and have full legal rights over these domain names for the period for which such domain names are registered. We conduct our business under the “MakeMyTrip” brand name and logo and have registered the trademarks “MakeMyTrip” in India, Mauritius, Bhutan, Nepal, Singapore, Taiwan, Indonesia, European Union, Canada, Australia, Malaysia and United Arab Emirates, and “MakeMyTrip Times”, “India Ahoy” and TravelTalkies in India. We have applied for trademark registration of the logos “Happy Holidays, Happy Prices” (our trademark for our holiday packages), “MakeMyTrip — Hotels Unlimited” and “my”; word marks “Traveltalkies”; and logos and word marks for “MMT”, “tripalong”, “routeplanner”, “Uncancel”, “MakeMyTrip-Dil Toh Roaming Hai”, “Dil Toh Roaming Hai” and “makemytrip.com — Memories Unlimited” in India and such applications are currently pending. We have filed responses to objections raised by the Trademark Registry to certain of these applications. We have filed for trademark registration of logos and word marks “Dil Toh Roaming Hai” and “MakeMyTrip.com-India in every trip” in the United States. We have registered copyrights of our logo and brand name “MakeMyTrip” in India and copyright registration of certain specific representations of the logo “my”. We have also obtained an assignment over the trademark “Luxury Tours & Travel”. After our acquisitions of the Hotel Travel Group, the ETB Group and the ITC Group in November 2012, we filed trademark applications for the logos “HotelTravel”, Easy To Book” and “ITC”. “HotelTravel” is registered in Japan, the United States, Italy, the European Union and the United Kingdom, and we have applied for registration in Australia, Malaysia and Thailand. We have applied for trademark registration of “ITC” in Thailand and for “Easy To Book” in the United States and the European Union. “EasyTo Book” is registered in Italy, Australia and Japan. We have also applied for patents in India for certain aspects of our technological systems.

Employees

As of March 31, 2016, we had 1,940 employees. The following tables show a breakdown of our employees as of the end of our past three fiscal years by category of activity and geographic location.

	Number of Employees as of March 31
Division/Function	2014	2015	2016
Management	7	12	13
Product development	42	44	55
Sales and marketing	645	676	708
Technology development and technology support	351	336	416
Others (including operations, business development, administration, finance and accounting, legal and human resources)	667	706	748

Total	1,712	1,774	1,940

	Number of Employees as of March 31
Location	2014	2015	2016
India	1,308	1,400	1,621
United States	5	4	3
Singapore	56	63	62
Malaysia	17	19	17
Thailand	267	223	228
United Arab Emirates	3	5	8
China and Hong Kong	2	1	1
The Netherlands	39	43	—
Israel	15	16	—

Total	1,712	1,774	1,940

None of our employees are represented by a labor union. We believe that our relations with our employees are good. We also contract with third parties for the provision of temporary employees from time to time based on the needs of our businesses for various functions, including administration, technology-related projects and staffing at our travel stores and airport counters. As of March 31, 2016, we employed 132 temporary and contractual employees.

Insurance

We maintain and annually renew insurance for losses (but not business interruption) arising from fire, burglary as well as terrorist activities for our corporate office at Gurgaon, India, as well as for our various company-owned travel stores in 14 cities in India and for our airport counters in Mumbai, Delhi, Chennai and Hyderabad. In connection with our initial public offering in August 2010, we purchased a liability policy that also covers our directors and officers with a policy limit of $50 million. We extended this policy in connection with our follow-on public offerings in June 2011 and March 2014. In addition, we have a liability policy of $30 million to insure our directors and officers from various liabilities arising out of the general performance of their duties. We have purchased public liability insurance, fidelity insurance and work injury compensation insurance for our group entities.

Regulations

We are subject to various laws and regulations in India arising from our operations in India, including travel agent requirements and the operation of our website, call centers, airport counters and company-owned travel stores.

MMT India requires licenses from state tourism departments to act as a travel agent/tour operator in certain states in India. MMT India has received such a license in West Bengal and in the National Capital Territory of Delhi. In addition, Luxury Tours holds a travel agent’s license from the Singapore Tourism Board, Luxury Tours (Malaysia) holds an Inbound license from the Ministry of Tourism, Malaysia and ITC Bangkok Co. Ltd. holds an inbound license from the Tourism Authority of Thailand.

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

The consolidated foreign direct investment policy, or the FDI Policy, issued by the Department of Industrial Policy & Promotion, Ministry of Commerce & Industry, Government of India and the Foreign Exchange Management Act, 1999, as amended, and the regulations framed thereunder, or the FEMA have certain requirements with respect to downstream investments by Indian companies that are owned or controlled by foreign entities and with respect to the transfer of ownership or control of Indian companies in sectors with caps on foreign investment from resident Indian persons or entities to foreigners. These requirements currently include restrictions on pricing, valuation of shares and sources of funding for such investments, which may, in certain cases, require prior notice to or approval of the Government of India. India’s Foreign Exchange Management Act, 1999, as amended, and the rules and regulations promulgated thereunder, restrict us from lending to or borrowing from our Indian subsidiaries. Further the Government of India has recently made and may continue to make revisions to the FDI policy on e-commerce in India (including in relation to business model and permitted services). Such changes may require us to make changes to our business in order to comply with Indian law.

The Companies Act contains significant changes to Indian company law, including in relation to the issue of capital by companies, related party transactions, corporate governance, audit matters, shareholder class actions and restrictions on the number of layers of subsidiaries and corporate social responsibility spending. While the majority of the provisions of the Companies Act are currently effective, certain provisions of the Companies Act, 1956 remain in effect. See “Item 3. Key Information — D. – Risk Factors — Risks Related to Us and Our Industry — Changing Laws, Rules and Regulations and Legal Uncertainties in India, Including Adverse Application of Corporate and Tax Laws, May Adversely Affect Our Business and Financial Performance.”

C. Organizational Structure

The following diagram illustrates our corporate structure and the place of formation and ownership interest of each of our significant subsidiaries, as of the date of this Annual Report.

Notes:

(1)	MakeMyTrip (India) Private Limited incorporated an insignificant subsidiary in India during fiscal year 2015.
(2)	The Hotel Travel Group consists of (i) Techblend Inc. (British Virgin Islands) — 100%; (ii) Hotel Travel Limited (Malaysia) — 100%; (iii) HTN Co., Ltd. (Thailand) — 100%; and (iv) other insignificant subsidiaries.
(3)	The ITC Group consists of (i) ITC Bangkok Co., Ltd. (Thailand) — 100%; and (ii) other insignificant subsidiaries.
(4)	The ETB Group consists of (i) Easy to Book Holding B.V. (Netherlands) — 100%; (ii) Easy to Book Service B.V. (Netherlands) — 100%; and (iii) two other insignificant subsidiaries including one incorporated in India during fiscal year 2015. Following an internal reorganization completed with effect from April 1, 2016, the business of the ETB Group is being operated through Hotel Travel Group.
(5)	During fiscal year 2016, MakeMyTrip FZ-LLC (UAE) incorporated an insignificant subsidiary in the UAE.

D. Property, Plant and Equipment

Our primary facility is our principal executive office located in Gurgaon, India. We have leased approximately 127,700 square foot facility valid through fiscal years 2020 to 2024. Further, we have leased approximately 33,000 square foot and 7,500 square foot facilities in Bangalore and Mumbai, respectively.

As of March 31, 2016, we had 16 company-owned travel stores in 14 cities, including one in our office in Gurgaon, 49 franchisee-owned travel stores which primarily sell packages in 43 cities and counters in four major airports in India. Outside of India, we lease offices in New York, Singapore, Kuala Lumpur, Phuket, Bangkok, and Dubai, and we own two offices in Phuket.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

As of the date of filing of this Annual Report, we have no unresolved comments from the SEC.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Overview

We are the leading online travel company in India. Through our primary website, www.makemytrip.com, and other technology-enhanced platforms, travelers can research, plan and book a wide range of travel services and products in India as well as overseas. Our services and products include air ticketing, hotels and packages, rail tickets, bus tickets, car hire and ancillary travel requirements such as facilitating access to travel insurance. In order to meet the requirements of the growing Indian middle class travel market where Internet penetration is relatively low, we also utilize other technology-enhanced distribution channels, including call centers, our travel stores in India, as well as our travel agents’ network in India. Our customers are now able to make bookings on our mobile site, http://m.makemytrip.com, and on major mobile platforms through our mobile applications, including Indian and international flights, hotels and holiday packages and Indian bus offerings through our iOS and Android applications, Indian domestic flights through our BlackBerry application, and Indian domestic flights and hotels through our Windows Mobile application. We believe that smartphones and mobile devices will become a more integral part of how our customers shop for and purchase our products in the coming years.

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

The following tables reconcile our revenue (an IFRS measure) to revenue less service cost (a non-IFRS measure):

	Air Ticketing			Hotels and Packages			Other Revenue			Total
	Fiscal Year Ended March 31			Fiscal Year Ended March 31			Fiscal Year Ended March 31			Fiscal Year Ended March 31
	2014	2015	2016	2014	2015	2016	2014	2015	2016	2014	2015	2016
	(in thousands except percentages)
Revenue	$66,523	$74,325	$78,172	$184,501	$220,512	$251,713	$4,351	$4,825	$6,169	$255,375	$299,662	$336,054
Less:
Service Cost	4,471	2,816	1,770	144,508	157,897	165,264	—	—	—	148,979	160,713	167,034
Revenue less service cost	$62,052	$71,509	$76,402	$39,993	$62,615	$86,449	$4,351	$4,825	$6,169	$106,396	$138,949	$169,020
% of total revenue less service cost	58.3%	51.5%	45.2%	37.6%	45.1%	51.1%	4.1%	3.4%	3.7%	100.0%	100.0%	100.0%

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

Gross bookings represent the total amount paid by our customers for the travel services and products booked through us, including taxes, fees and other charges, and are net of cancellations, discounts and refunds.

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

	Fiscal Year Ended March 31
	2014	2015	2016
	(in thousands, except percentages)
Number of transactions:
Air ticketing	3,999.2	5,432.8	6,960.5
Hotels and packages	869.8	1,385.5	3,137.3
Gross bookings:
Air ticketing	$943,699.1	$1,175,379.2	$1,275,747.8
Hotels and packages	317,518.4	472,997.6	565,764.7

	$1,261,217.5	$1,648,376.8	$1,841,512.5

Net revenue margins:
Air ticketing	6.6%	6.1%	6.0%
Hotels and packages	12.6%	13.2%	15.3%
Combined net revenue margin for air ticketing and hotels and packages	8.1%	8.1%	8.8%

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

During fiscal year 2013, Kingfisher Airlines, one of the major airlines in India and one of our airline suppliers, shut down its operations, which resulted in a decline in the total capacity in the airline industry in India. In addition, adverse changes to the overall business and financial climate for the airline industry in India due to various factors including, but not limited to, rising fuel costs, high taxes, significant depreciation of the Indian Rupee as compared to the US dollar making travel for Indian consumers outside India more expensive, and increased liquidity constraints, resulted in airlines in India reducing the base commissions paid to travel agencies. These factors were primarily responsible for causing us to record a net loss of $20.9 million in fiscal year 2014. During fiscal year 2015, the domestic airlines in India continued to reduce the base commissions paid to travel agencies and we spent significantly on marketing and sales promotion expenses to promote transactions on our mobile platforms in India and to promote our international hotels. These factors were mainly responsible for our net loss of $18.4 million in fiscal year 2015. Any consolidation in the airline industry involving our suppliers may also adversely affect our existing relationships and arrangements with such suppliers. During fiscal year 2016, we made significant investments in our ongoing customer acquisition programs, such as cash incentives and select loyalty program incentive promotions, to accelerate growth in our standalone hotel booking business in response to increased competition in the domestic travel market in India. This was the primary factor that resulted in our net loss of $88.5 million in fiscal year 2016.

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

In fiscal year 2014, our air ticketing net revenue margin was 6.6%, which decreased to 6.1% in fiscal year 2015, mainly as a result of certain airlines in India lowering the base commissions paid to travel agencies in the fiscal year 2015. In fiscal year 2016, our air ticketing net revenue margins decreased marginally to 6.0%. Air ticketing transactions and gross bookings growth in 2016 was largely driven by the expansion of the travel market in India due to increased domestic travel, new entrants in the air travel market and the expansion of the Indian economy.

In fiscal year 2015, our net revenue margins in the hotels and packages business increased from 12.6% in fiscal year 2014 to 13.2% in fiscal year 2015. The increased margins during the reported year were driven by higher volumes, better negotiated rates and higher performance linked incentives based on target achievement and other incentives. The growth in this segment was further aided by full year impact of consolidation of ETB Group into our financial results, which we acquired in February 2014. In fiscal year 2016, our net revenue margins in the hotels and packages business increased from 13.2% in fiscal year 2015 to 15.3% in fiscal year 2016. The increase in net revenue margin in fiscal year 2016 was achieved due to better negotiated rates and higher performance linked and other incentives from our suppliers. Increased transaction growth in our hotels and packages business in fiscal year 2016 was driven by strong growth in our standalone hotel business.

Our hotels and packages transactions have increased over the last three fiscal years, increasing from 0.9 million transactions in fiscal year 2014 to 3.1 million transactions in fiscal year 2016. Gross bookings for hotels and packages increased from $317.5 million in fiscal year 2014 to $565.8 million in fiscal year 2016. Revenue less service cost from our hotels and packages business accounted for 37.6%, 45.1% and 51.1% of our total revenue less service cost in fiscal years 2014, 2015 and 2016, respectively. The increase of revenue less service cost in fiscal year 2016 as compared to fiscal year 2015 was due to an increase in gross bookings by 19.6%, a 126.4% increase in the number of transactions and an expansion of net revenue margins from 13.2% in fiscal year 2015 to 15.3% in fiscal year 2016.

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

Marketing and Sales Promotion Expenses. Competition in the Indian online travel industry has intensified and the industry is expected to remain highly competitive for the foreseeable future. Increased competition may cause us to increase our marketing and sales promotion expenses in the future in order to compete effectively with new entrants and existing players in the market. We also incur marketing and sales promotion expenses associated with customer inducement and acquisition programs, including cash incentives and select loyalty program incentive promotions, which we offer from time to time on various booking platforms. We may also increase our marketing and sales promotion expenses as a result of our expansion into new markets and such expenses may not be offset by increased revenue particularly at the initial commencement of business in these new markets.

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

In the past few years, there have been periods of high volatility in the Indian Rupee and US dollar exchange rate. In fiscal year 2016, the average value of the Indian Rupee depreciated 7.0% against the US dollar as compared to the average value of the Indian Rupee in fiscal year 2015. This volatility is illustrated in the table set forth in the section titled “Exchange Rates.” As a result of the depreciation of the Indian Rupee and the Euro against the US dollar during fiscal year 2016, our loss on account of foreign exchange fluctuations during fiscal year 2016 was $(4.5) million as compared to $(5.2) million for fiscal year 2015.

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

	Air Ticketing			Hotels and Packages			Other Revenue			Total
	Fiscal Year Ended March 31			Fiscal Year Ended March 31			Fiscal Year Ended March 31			Fiscal Year Ended March 31
	2014	2015	2016	2014	2015	2016	2014	2015	2016	2014	2015	2016
	(in thousands)
Revenue on gross basis	$5,228	$3,556	$2,180	$164,088	$183,255	$190,546	$—	$—	$—	$169,316	$186,811	$192,726
Revenue on net basis	61,295	70,769	75,992	20,413	37,257	61,167	4,351	4,825	6,169	86,059	112,851	143,328

Revenue	$66,523	$74,325	$78,172	$184,501	$220,512	$251,713	$4,351	$4,825	$6,169	$255,375	$299,662	$336,054
Less:
Service cost	4,471	2,816	1,770	144,508	157,897	165,264	—	—	—	148,979	160,713	167,034

Revenue less service cost	$62,052	$71,509	$76,402	$39,993	$62,615	$86,449	$4,351	$4,825	$6,169	$106,396	$138,949	$169,020

Personnel Expenses

Personnel expenses primarily consist of wages and salaries and other short-term benefits, employee welfare expenses, contributions to mandatory retirement provident funds as well as other expenses related to the payment of retirement benefits, and equity settled share based payments.

Marketing and Sales Promotion Expenses

Marketing and sales promotion costs consist of internet, television, radio and print media advertisement costs as well as event-driven promotion costs for our products and services. These costs include advertising on websites, television and in print, search engine marketing and other media costs. We also incur marketing and sales promotion expenses associated with customer inducements and acquisitions programs, including cash incentives and select loyalty program incentive promotions, which we offer from time to time on various booking platforms. Marketing and sales promotion costs are recognized when incurred.

Other Operating Expenses

Other operating expenses primarily consist of, among other things, charges by payment gateway providers and fees paid to our outsourcing service providers for our call center service and other functions.

Depreciation, Amortization and Impairment

Depreciation consists primarily of depreciation expense recorded on property and equipment, such as computers and office furniture, fixtures and equipment, buildings, leasehold improvements, motor vehicles and power backup generators at certain of our offices, including our corporate office in Gurgaon, India. Amortization expense consists primarily of amortization recorded on intangible assets including technology-related development expenses, software and intangible assets acquired in business combinations. Impairment expenses consist of losses on account of certain intangibles assets no longer being used in business.

Finance Income

Finance income comprises interest income on funds invested, change in financial liability and net gain on change in fair value of derivatives. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance Costs

Finance costs comprise interest expense on borrowings, change in financial liability, net loss on change in fair value of derivatives, impairment losses recognized on financial assets, including trade and other receivables, costs related to public offerings and costs related to convertible notes. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Foreign currency gains and losses are reported on a net basis as a component of finance income and costs.

Foreign Currency Translation

Our functional currency and that of two of our significant subsidiaries, MMT USA and Hotel Travel Limited, is the US dollar. However, the functional currencies of our subsidiaries organized in India, Singapore, Malaysia, Thailand, British Virgin Islands, Switzerland, Israel, China, British Isles, Cayman Islands, United Arab Emirates and the Netherlands are their respective local currencies. We report our consolidated financial statements in US dollars. The financial statements of all our subsidiaries are translated to our reporting currency using relevant exchange rates in accordance with IFRS. In particular, the assets and liabilities of our foreign operations are translated to US dollars at exchange rates as of the relevant reporting date, and the income and expenses of our foreign operations are translated to US dollars at the average of the exchange rates applicable during the relevant reporting period. Adjustments resulting from the translation of financial statements of our subsidiaries, except for MMT USA and Hotel Travel Limited, from their functional currency to our reporting currency are accumulated and reported as other comprehensive income (loss), which is a separate component of our shareholders’ equity. See also “— Quantitative and Qualitative Disclosures about Market Risk — Foreign Exchange Risk.”

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

Revenue from our air ticketing business is primarily generated from our websites and mobile applications whereas revenue from our hotels and packages business is generated through our websites and mobile applications along with call centers, travel stores and travel agents’ network. We also generate revenue through the sale of rail and bus tickets, facilitating access to travel insurance and advertising revenue from third-party advertisements on our websites.

Air Ticketing. Income from our air ticketing business comprises commissions and incentive payments from airline suppliers, service fees charged to customers and fees from our GDS service provider. Income from the sale of airline tickets is recognized as an agent on a net commission earned basis, as the Group does not assume any performance obligation post the confirmation of the issuance of an airline ticket to the customer. Where the Group has procured advance coupons of airline tickets for an anticipated future demand from customers and assumes the risk of not utilising the coupons at its disposal, income from the sale of such airline tickets is accounted on gross basis. The costs of such air tickets is classified as service cost. Incentives from airlines are recognized when the performance obligations under the incentive schemes are achieved.

Hotels and Packages. Income from hotel reservations including commission earned is recognized on a net basis as an agent on the date of check-in as the Group does not assume any performance obligation post the issuance of hotel confirmation voucher to the customer. Where the Group has pre-booked the hotel room nights for an anticipated future demand from the customers and assumes the risk of not utilising the available hotel room nights at its disposal, income from the sale of such hotel room nights is accounted on gross basis. Performance linked incentives from hotels are recognized as income on achievement of performance obligations. Income from tours and packages, including income on airline tickets sold to customers as a part of tours and packages is accounted on gross basis as the Group is determined to be the primary obligor in the arrangement i.e., the risks and responsibilities are taken by the Group including the responsibility for delivery of services. Income from tours and packages also includes amounts received from hotel vendors against online promotions of hotels brands on our website.

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

Service Cost

Service cost primarily consists of costs paid to hotel and package suppliers for the acquisition of relevant services and products for sale to customers, and includes the procurement cost of hotel rooms and other services. Service costs also include costs of pre-purchased air tickets coupons in respect of sale of airline tickets for an anticipated future demand from customers and assumes the risk of not utilizing the coupons at its disposal, and cost of pre-booked hotel room nights for an anticipated future demand from the customers and assumes the risk of not utilizing the available hotel room nights at its disposal.

Service costs are the amount paid or accrued against procurement of these services and products from the respective suppliers and do not include any other operating cost to provide these services or products. Service costs are recognized when incurred, which coincides with the recognition of the corresponding revenue.

Marketing and Sales Promotion Costs

Marketing and sales promotion costs consist primarily of internet, television, radio and print media advertisement costs, as well as event-driven promotion costs for our products and services. These costs include advertising on websites, television, print formats, search engine marketing and any other media costs. We also incur marketing and sales promotion expenses associated with customer inducements and acquisitions programs, including cash incentives and select loyalty program incentive promotions, which we offer from time to time on various booking platforms. Marketing and sales promotion costs are recognized when incurred.

Other Operating Costs

Other operating costs include costs such as payment gateway charges, web hosting charges and outsourcing fees, which are recognized on an accrual basis.

Depreciation, Amortization and Impairment

Depreciation, amortization and impairment costs are based on the estimated useful lives of the assets.

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

The consideration transferred does not include amounts related to remuneration of employees or former owners of the acquiree for future services. Such amounts are recognized in profit or loss as compensation cost.

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

Intangible assets acquired in a business combination are amortized on a straight-line basis over their estimated useful lives that reflect the expected pattern of consumption of the future economic benefits embodied in the asset. The estimated useful lives are as follows:

• Customer — related intangible assets	8-10 years
• Contract — related intangible assets	5-6 years
• Marketing — related intangible assets	7-10 years
• Software	5 years
• Technology-related development costs	3-5 years

Convertible Notes

Our 4.25% convertible notes due 2021 are convertible into ordinary shares at an initial conversion price of $21.45 per share, representing an initial conversion rate of 46.62 ordinary shares per $1,000 principal amount of the convertible notes. The convertible notes are subject to certain adjustments for certain corporate events as specified in the indenture to the convertible notes, including, among other things, the occurrence of a make-whole fundamental change (as defined in the indenture to the notes and including a chance in control, liquidation or dissolution of our company). Conversion options which are not settled are accounted for separately from the liability component of the convertible notes and initially accounted for at fair value. The liability component of the convertible notes is initially recognized at fair value less any directly attributable transaction costs. Directly attributable transaction costs are allocated to the liability component and the conversion option in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of the convertible notes is measured at amortized cost using the effective interest method. The conversion option is subsequently measured at fair value at each reporting date with changes in fair value recognized as profit or loss. The conversion option is presented together with the related liability.

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

Impairment of Non-Financial Assets

The carrying amounts of our non-financial assets, primarily property, plant and equipment, technology-related development cost, software and other intangible assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested annually for impairment. An impairment loss is recognized if the carrying amount of an asset or cash generating unit, or CGU, exceeds its recoverable amount.

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

Estimated Useful Lives of Property, Plant and Equipment and Technology-related Development Cost

Property, Plant and Equipment. In accordance with International Accounting Standards, or IAS, 16, “Property, Plant and Equipment,” we estimate the useful lives of property, plant and equipment in order to determine the amount of depreciation expense to be recorded during any reporting period. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may have to be shortened, resulting in the recognition of increased depreciation expense in future periods. Likewise, if anticipated technological or other changes occur more slowly than expected, the useful lives could be extended. This could result in a reduction of depreciation expense in future periods.

Technology-related Development Cost. Technology-related development costs representing all directly attributable development costs and including vendor invoices towards costs of design, configuration, coding, installation and testing of our websites and mobile platforms are capitalized until implementation. Upon implementation, the asset is amortized to expense over its estimated useful life. Ongoing technology-related post-implementation costs of operation and application maintenance are charged to expense as incurred. In accordance with IAS 38 “Intangible Assets,” technology-related development costs also include costs incurred on development related to internally generated intangible assets which have been capitalized on meeting the criteria of technical feasibility, future economic benefit, marketability and being separately identifiable.

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

Results of Operations

The following table sets forth a summary of our consolidated statement of profit or loss, both actual amounts and as a percentage of total revenue, for the periods indicated.

	Fiscal Year Ended March 31
	2014		2015		2016
	Amount	%	Amount	%	Amount	%
	(in thousands, except percentages)
Revenue	$255,375	100.0	$299,662	100.0	$336,054	100.0
Other Income	1,312	0.5	853	0.3	$1,014	0.3
Service cost	(148,979)	(58.3)	(160,713)	(53.6)	(167,034)	(49.7)
Personnel expenses	(37,221)	(14.6)	(44,318)	(14.8)	(49,018)	(14.6)
Marketing and sales promotion expenses	(27,885)	(10.9)	(42,724)	(14.3)	(108,966)	(32.4)
Other operating expenses	(52,231)	(20.5)	(59,345)	(19.8)	(67,954)	(20.2)
Depreciation, amortization and impairment	(5,692)	(2.2)	(7,955)	(2.7)	(10,923)	(3.3)
Results from operating activities	(15,321)	(6.0)	(14,540)	(4.9)	(66,827)	(19.9)
Finance income	2,442	1.0	3,168	1.1	1,586	0.5
Finance costs	(7,776)	(3.0)	(6,712)	(2.2)	(20,327)	(6.0)
Impairment in respect of an equity-accounted investee	—	—	—	—	(959)	(0.3)
Share of loss of equity-accounted investees	(171)	(0.1)	(139)	(0.0)	(1,860)	(0.6)
Profit (Loss) before tax	(20,826)	(8.2)	(18,223)	(6.1)	(88,387)	(26.3)
Income tax benefit (expense)	(79)	(0.0)	(135)	(0.0)	(155)	(0.0)
Profit (Loss) for the year	(20,905)	(8.2)	(18,358)	(6.1)	(88,542)	(26.3)

Fiscal Year 2016 Compared to Fiscal Year 2015

Revenue. We generated revenue of $336.1 million in fiscal year 2016, an increase of 12.1% over revenue of $299.7 million in fiscal year 2015.

Air Ticketing. Revenue from our air ticketing business increased by 5.2% to $78.2 million in fiscal year 2016 from $74.3 million in fiscal year 2015. Our revenue less service costs increased by 6.8% to $76.4 million in fiscal year 2016 from $71.5 million in fiscal year 2015. This growth was driven by a year on year increase of 28.1% in air ticketing transactions for the full fiscal year and an increase in gross bookings of 8.5% to $1.3 billion in fiscal year 2016 from $1.2 billion in fiscal year 2015 partially offset by a decrease in net revenue margin from 6.1% in fiscal year 2015 to 6.0% in fiscal year 2016. Air ticketing transactions and gross bookings growth in 2016 was largely driven by the expansion of the travel market in India due to increased domestic travel, new entrants in the air travel market and the expansion of the Indian economy.

Hotels and Packages. Revenue from our hotels and packages business increased by 14.1% to $251.7 million in fiscal year 2016 from $220.5 million in fiscal year 2015. Our revenue less service costs increased by 38.1% to $86.5 million in fiscal year 2016 from $62.6 million in fiscal year 2015. This growth was due to an increase in gross bookings by 19.6%, a 126.4% increase in the number of transactions and an expansion of net revenue margins from 13.2% in fiscal year 2015 to 15.3% in fiscal year 2016. The increase in net revenue margin in fiscal year 2016 was due to better negotiated rates and higher performance linked and other incentives from our suppliers. The year-on-year transaction growth in this segment was driven by strong growth in our standalone hotel booking business.

Other Revenue. Our other revenue increased to $6.2 million in fiscal year 2016 from $4.8 million in fiscal year 2015, primarily due to an increase in facilitation fees from travel insurance sales.

Other Income. Our other income was $1.0 million in fiscal year 2016, primarily due the acquisition of a technology platform license. Our other income accounted for $0.9 million in fiscal year 2015, primarily due to write-back of amounts that we had previously provided for but that were no longer required to be provided for.

Service Cost. Service cost increased to $167.0 million in fiscal year 2016 from $160.7 million in fiscal year 2015, mainly as a result of an increase in the transaction volume in our hotels and packages business in fiscal year 2016.

Total Revenue less Service Costs. Our total revenue less service costs increased by 21.6% to $169.0 million in fiscal year 2016 from $138.9 million in fiscal year 2015. This growth resulted from a 38.1% increase in our hotels and packages revenue less service costs and an increase of 6.8% in our air ticketing revenue less service costs.

Personnel Expenses. Personnel expenses increased by 10.6% to $49.0 million in fiscal year 2016 from $44.3 million in fiscal year 2015. This increase was on account of higher employee share-based compensation costs of $13.7 million in fiscal year 2016 as against $12.3 million in fiscal year 2015 and an annual increase in wages in fiscal year 2016. Excluding employee share-based compensation costs, personnel expenses as a percentage of net revenue decreased by 2.1% from fiscal year 2015 to fiscal year 2016.

Marketing and sales promotion expenses. Marketing and sales promotion expenses increased by 155.0% to $109.0 million in fiscal year 2016 from $42.7 million in fiscal year 2015, as a result of an increase in mobile application download and referral cost by approximately $8.7 million, brand advertisement expenses by approximately $5.0 million and balance increase being primarily attributable to significant investments in our ongoing customer acquisition and inducement programs, such as cash incentives and select loyalty program incentive promotions, to accelerate growth in our standalone hotel booking business in response to increased competition in the domestic travel market in India that we incurred in fiscal year 2016, which was partially offset by higher online marketing expenses in ETB Group of approximately $5.4 million in fiscal year 2015.

Other Operating Expenses. Other operating expenses increased by 14.5% to $68.0 million in fiscal year 2016 from $59.3 million in fiscal year 2015, primarily as a result of an increase in outsourcing expenses of $2.2 million and payment gateway charges of $1.7 million, in line with the growth in our business.

Depreciation, Amortization and Impairment. Our depreciation, amortization and impairment expenses increased by 37.3% to $10.9 million in fiscal year 2016 from $8.0 million in fiscal year 2015, primarily as a result of impairment of certain technology-related intangibles assets no longer used in business and due to an increase in amortization costs on acquisition-related intangibles and technology-related developments and software.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities was a loss of $66.8 million in fiscal year 2016 compared to a loss of $14.5 million in fiscal year 2015. Our adjusted operating loss is calculated by excluding the effects of the following from our results from operating activities: employee share-based compensation costs, merger and acquisition related expenses, amortization of acquisition related intangibles for both fiscal years 2016 and 2015, income on license acquired, severance cost related to a prior acquisition for fiscal year 2015 and impairment of intangible assets for fiscal year 2016. After taking into account such adjustments, we had adjusted operating loss of $50.1 million in fiscal year 2016 compared with adjusted operating profit of $0.5 million in fiscal year 2015. For further information in respect of this non-IFRS measure, see “–Certain Non-IFRS Measures” elsewhere in this Annual Report.

Finance Income. Our finance income decreased to $1.6 million in fiscal year 2016 from $3.2 million in fiscal year 2015, primarily as a result of an increase in interest income on term deposits with banks in fiscal year 2015.

Finance Costs. Our finance costs increased to $20.3 million in fiscal year 2016 as compared to $6.7 million in fiscal year 2015, primarily due to the net change in fair value of derivative financial instrument of $9.0 million and interest expense of $3.4 million on convertible notes.

Loss for the year. As a result of the foregoing factors, our loss in fiscal year 2016 was $88.5 million as compared to a loss of $18.4 million in fiscal year 2015. Excluding the effects of our employee share-based compensation costs, merger and acquisition related expenses, amortization of acquisition related intangibles, net change in value of financial liability in business combination, income tax expense, share of loss of equity-accounted investees for both fiscal years 2016 and 2015, severance cost related to a prior acquisition for fiscal year 2015, income on license acquired, impairment of intangible assets, net change in fair value of derivative instrument, impairment in respect of an equity-accounted investee and direct cost related to convertible notes, for fiscal year 2016, we would have recorded a net loss of $58.3 million in fiscal year 2016 as against a net loss of $2.6 million in fiscal year 2015. For further information in respect of this non-IFRS measure, see “— Certain Non-IFRS Measures” elsewhere in this Annual Report.

Diluted loss per share. Diluted loss per share was $2.12 in fiscal year 2016 as compared to diluted loss per share of $0.44 in fiscal year 2015. Adjusted for our employee share-based compensation costs, merger and acquisition related expenses, amortization of acquisition related intangibles, net change in value of financial liability in business combination, income tax expense, share of loss of equity-accounted investees for both fiscal years 2016 and 2015, severance cost related to a prior acquisition for fiscal year 2015, income on license acquired, impairment of intangible assets, net change in fair value of derivative instrument, impairment in respect of an equity-accounted investee and direct cost related to convertible notes, diluted loss per share would have been $1.40 in fiscal year 2016 as compared to diluted loss per share of $0.06 in fiscal year 2015. For further information in respect of this non-IFRS measure, see “— Certain Non-IFRS Measures” elsewhere in this Annual Report.

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

Profit (Loss) for the year. As a result of the foregoing factors, our loss for the year ended March 31, 2015 was $18.4 million as compared to a loss of $20.9 million in the year ended March 31, 2014. Excluding the effects of our employee share-based compensation costs, merger and acquisition related expenses, amortization of acquisition related intangibles, net change in value of financial liability related to business combination, share of loss of equity-accounted investees and income tax expense for both fiscal years 2015 and 2014, direct costs related to public offerings, net loss on change in the fair value of derivative financial instruments and gain on bargain purchase for fiscal year 2014 and severance cost related to prior acquisition for fiscal year 2015, we would have recorded a net loss of $2.6 million in the year ended March 31, 2015 as against a net loss of $7.1 million in year ended March 31, 2014. For further information in respect of this non-IFRS measure, see “— Certain Non-IFRS Measures” elsewhere in this Annual Report.

Diluted Earnings (Loss) per share. Diluted loss per share was $0.44 for the year ended March 31, 2015 as compared to loss per share of $0.55 in the corresponding prior fiscal year. Adjusted for our employee share-based compensation costs, merger and acquisition related expenses, amortization of acquisition related intangibles, net change in value of financial liability related to business combination, share of loss of equity-accounted investees and income tax expense for both fiscal years 2015 and 2014, direct cost related to public offerings, net loss on change in the fair value of derivative financial instruments and gain on bargain purchase for fiscal year 2014 and severance cost related to prior acquisition for fiscal year 2015, as mentioned in the preceding paragraph, diluted loss per share would have been $0.06 in the year ended March 31, 2015 as compared to diluted loss per share of $0.19 in the year ended March 31, 2014. For further information in respect of this non-IFRS measure, see “— Certain Non-IFRS measures” elsewhere in this Annual Report.

Liquidity and Capital Resources

Historically, our sources of liquidity have principally been proceeds from the sale of our convertible preferred shares and ordinary shares, bank overdrafts and working capital facilities and cash flows from operations. In fiscal year 2016, we also issued $180.0 million of 4.25% convertible notes due 2021. Our cash requirements have mainly been for working capital as well as capital expenditures and acquisitions.

As of March 31, 2016, our primary sources of liquidity were $53.4 million of cash and cash equivalents and $169.3 million in term deposits with various banks, which are available on demand. A portion of such term deposits are used to secure bank overdraft facilities with various banks in India, including IndusInd Bank, HDFC Bank and Yes Bank, which are used for working capital purposes. As of March 31, 2016, we had $7.2 million outstanding under our bank overdraft facilities.

Our trade and other receivables primarily comprise commissions, incentive or other payments owing to us from airlines, receivables from our corporate and retail customers to whom we typically extend credit periods, security deposits paid primarily for our leased premises as well as interest accrued but not due on our term deposits. Our trade and other receivables decreased from $29.9 million as of March 31, 2015 to $29.2 million as of March 31, 2016, primarily as a result of a decrease in receivables in our hotels and packages business during fiscal year 2016. Our other current assets primarily consist of deposits and advances to our suppliers to secure better prices and availability of bookings in future periods. Our other current assets increased from $40.3 million as of March 31, 2015 to $51.2 million as of March 31, 2016, primarily due to increases in advances to airlines and increases in other receivables.

As of March 31, 2016, MMT India had the following facility available in India from HDFC Bank: an overdraft facility for up to Rs. 200 million (approximately $3.0 million), with interest payable at an average rate of 9.8% (weighted average fixed deposit rate plus 1.00%) per annum, secured by fixed deposits of MMT India. As of March 31, 2016, no amount was outstanding under this facility.

As of March 31, 2016, MMT India had the following facilities available in India from IndusInd Bank: (i) an secured overdraft facility for up to Rs. 300 million (approximately $4.5 million), with interest payable at an average rate of 10.4% (weighted average fixed deposit rate plus 1.00%) per annum, secured by fixed deposits of MMT India, (ii) an unsecured overdraft facility for up to Rs. 150 million (approximately $2.2 million) with primary security as exclusive charge over the entire assets of MMT India and (iii) an overdraft facility against credit card receivables of Rs. 200 million (approximately $3.0 million) along with charge on entire assets of the Company and direct payment routing confirmation of entire receivables from American Express Credit Card with IndusInd Bank. As of March 31, 2016, Rs. 473.8 million (approximately $7.1 million) was outstanding under these facilities.

From time to time, we are also required by certain international and Indian airlines, hotels and packages suppliers, as well as certain aggregators from whom we obtain hotel inventory and other travel suppliers, to obtain bank guarantees/letters of credit to secure our obligations to them. As of March 31, 2016, MMT India had sanctioned bank guarantee limits of (i) Rs. 1,400 million (approximately $20.9 million) from IndusInd Bank against exclusive charge on the assets along with corporate guarantee from MakeMyTrip Limited, and (ii) Rs. 50 million (approximately $0.7 million) from HDFC Bank against fixed deposit. As of March 31, 2016, an aggregate of Rs. 1,245.1 million (approximately $18.6 million) of such bank guarantees were utilized, including (i) Rs. 1,237.8 million (approximately $18.4 million) from IndusInd Bank and (ii) Rs. 7.3 million (approximately $0.1 million) from HDFC Bank, respectively, but no demand had been made against any of these guarantees.

In addition, MMT USA has obtained certificates of deposit totaling $0.5 million to provide guarantees to various international airlines; MakeMyTrip Limited has obtained certificates of deposits totaling $1.5 million to provide guarantees to various international hotels suppliers; Luxury Tours has obtained certificates of deposit totaling $0.4 million to provide guarantees to various international hotels and packages suppliers; and the ITC Group has obtained certificates of deposit totaling $0.8 million to provide guarantees to various international airlines.

On January 7, 2016, we entered into an agreement for issue of $180.0 million of 4.25% convertible notes due 2021, redeemable at par value, in two tranches to CTrip. Interest on the convertible notes is payable on a semi-annual basis. The notes are convertible into ordinary shares at an initial conversion price of $21.45 per share, representing an initial conversion rate of 46.62 ordinary shares per $1,000 principal amount of the convertible notes, and are subject to certain adjustments for certain corporate events as specified in the indenture to the notes, including, among other things, the occurrence of a make-whole fundamental change (as defined in the indenture to the notes and including a chance in control, liquidation or dissolution of our company). In addition, upon the occurrence of a fundamental change (as defined in the indenture to the notes) or departure by Mr. Deep Kalra or Mr. Rajesh Magow prior to January 22, 2019 without the written consent of holders of a majority of the then aggregate principal amount of all the convertible notes issued pursuant the indenture, Ctrip or any transferee has certain rights to require us to repurchase the notes (but in the case of a founder departure, only beginning on January 22, 2019). The convertible notes are also subject to price protection adjustment clauses intended to preserve the relative economic interests of the holder and protect the holder from decreases in the market value of our shares. See “Item 3. Key Information — D. Risk Factors — Risks Related to Us and Our Industry — Our substantial level of indebtedness could limit our financial and operating activities and adversely affect our ability to obtain additional financing to fund future operational needs” and “Item 3. Key Information — D. Risk Factors — Risks Related to Our Ordinary Shares —The issuance of shares upon conversion of convertible notes outstanding would cause immediate and substantial dilution to our existing shareholders.”

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

The following table sets forth the summary of our cash flows for the periods indicated:

	Fiscal year ended March 31
	2014	2015	2016
	(in millions)
Net cash from/(used in) operating activities	$(4.0)	$10.8	$(66.0)
Net cash from/(used in) investing activities	(64.5)	5.4	(103.6)
Net cash from/(used in) financing activities	72.5	(2.7)	164.6
Net increase/(decrease) in cash and cash equivalents	4.0	13.5	(5.0)
Cash and cash equivalents at beginning of year	35.6	38.0	49.9
Effect of exchange rate fluctuations on cash held	(1.7)	(1.7)	1.4
Cash and cash equivalents at end of year	38.0 (1)	49.9 (2)	46.3 (3)

Notes:

(1)	Excludes $105.2 million of term deposits not classified as “cash and cash equivalents.” As of March 31, 2014, we did not have any amounts outstanding under our overdraft facilities.
(2)	Excludes $93.5 million of term deposits not classified as “cash and cash equivalents.” As of March 31, 2015, we did not have any amounts outstanding under our overdraft facilities.
(3)	Excludes $169.3 million of term deposits not classified as “cash and cash equivalents.” As of March 31, 2016, we have $7.2 million outstanding under our overdraft facilities.

Net Cash Generated From/(Used In) Operating Activities

Our net cash used in operating activities was $66.0 million in fiscal year 2016, as compared to net cash generated from operating activities of $10.8 million in fiscal year 2015, a decrease of $76.8 million in fiscal year 2016. Our net loss adjusted for amortization and depreciation and other non-cash items was $42.7 million in fiscal year 2016. Further, in fiscal year 2016, there was an increase in our working capital of $23.3 million as compared to a decrease in working capital of $5.0 million in fiscal year 2015. The working capital increase in fiscal year 2016 was primarily due to a $10.5 million increase in non-current assets related to payment of indirect tax demand on our Indian subsidiary under protest and an increase of $6.7 million in advances to vendors particularly in our hotels segment, including advances to airlines for fiscal year 2017, as well as a $6.6 million decrease in trade and other payables and other customer advances due to a decrease in business volume in the ETB Group.

Our net cash generated from operating activities was $10.8 million in fiscal year 2015 as compared to net cash used in operating activities of $4.0 million in fiscal year 2014, an increase of $14.8 million in fiscal year 2015. Our net income adjusted for amortization and depreciation and other non-cash items increased by $5.6 million in fiscal year 2015. Further, in fiscal year 2015, there was decrease in our working capital by $5.0 million as compared to an increase in working capital of $4.2 million in fiscal year 2014. The working capital decrease in fiscal year 2015 was primarily due to an increase in trade and other payables by $17.4 million due to increase in advances from customers for future bookings, particularly in our hotels segment, including advances to airlines for fiscal year 2016, partially offset by increase in withholding taxes deducted on incentives offered by our suppliers.

Net Cash Generated From/(Used In) Investing Activities.

In fiscal year 2016, cash used in investing activities was $103.6 million. We redeemed term deposits with banks amounting to $63.4 million (computed using average exchange rates for the period) for investment and working capital purposes and received interest on our term deposits of $2.9 million. We also invested $140.0 million (computed using average exchange rates for the period) in term deposits with banks, $5.7 million in property plant and equipment, $5.4 million in software and technology-related development projects and $17.8 million in equity-accounted investees.

In fiscal year 2015, cash generated from investing activities was $5.4 million. We had redeemed term deposits with banks amounting to $17.2 million (computed using average exchange rates for the period) mainly for investment and working capital purposes and received interest on our term deposits of $2.1 million. Further, we invested $6.2 million (computed using average exchange rates for the period) in term deposits with banks, $2.8 million in property, plant and equipment, as well as investment of $4.2 million in software and technology-related development projects.

In fiscal year 2014, cash used in investing activities was $64.5 million. We had invested in term deposits with banks amounting to $91.6 million (computed using average exchange rates for the period), and made investment of $2.1 million in property, plant and equipment,, as well as investment of $3.5 million in software and technology-related development projects, partially offset by $32.2 million (computed using average exchange rates for the period) in redemption of term deposits with banks, mainly for investment and working capital purposes and $2.5 million in interest received on our term deposits. Further, $2.2 million (net of cash acquired) was paid to acquire the ETB Group.

Net Cash Generated From/(Used In) Financing Activities.

In fiscal year 2016, cash generated from financing activities was $164.6 million, primarily as a result of proceeds from the issuance of convertible notes of $180.0 million. Further, we made payments of $0.9 million as interest on bank overdrafts and our other finance charges, repurchased 768,357 of our own ordinary shares for $11.1 million, paid $2.7 million for direct cost in related to convertible notes and paid $0.9 million for acquisition of non-controlling interests.

In fiscal year 2015, cash used in financing activities was $2.7 million, primarily as a result of payment of deferred consideration related to business combination of $1.4 million. Further, we made payments of $0.8 million as interest on bank overdrafts and other finance charges, repurchased 20,000 of our own ordinary shares for $0.4 million and paid $0.4 million for direct cost in related to follow-on public offerings. The cash outflows from these payments was partially offset by collection of $0.2 million as proceeds from the issuance of shares on exercise of share-based awards by certain of our employees.

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

Capital Expenditures

Historically, our sources of liquidity have principally been proceeds from the sale of our convertible preferred shares and ordinary shares, bank overdrafts and working capital facilities and cash flows from operations. In fiscal year 2016, we also issued $180.0 million of 4.25% convertible notes due 2021.

We made capital expenditures of $5.6 million, $7.0 million and $11.1 million in fiscal years 2014, 2015 and 2016, respectively. As of March 31, 2016, we had committed capital expenditures of $0.1 million for fiscal year 2016, substantially all of which we expect to spend in India. In addition, we expect to spend an additional approximately $8.0 million to $10.0 million on capital expenditures during fiscal year 2017. Our capital expenditures have principally consisted of purchases of servers, workstations, computers, computer software, leasehold improvements and other items related to our technology platform and infrastructure, upgrading of our websites and mobile platforms.

Off-Balance Sheet Arrangements

As of March 31, 2016, MMT India had obtained Rs. 1247 million (approximately $18.6 million) in bank guarantees, primarily from IndusInd Bank in favor of IATA, against any payment default by us to all airlines participating in IATA’s bill settlement plan, and MMT USA and the ITC Group had obtained certificates of deposit totaling $0.5 million and $0.8 million, respectively, for the purposes of providing guarantees to various international airlines. Additionally, MakeMyTrip Limited and Luxury Tours had obtained certificates of deposit totaling $1.5 million and $0.4 million, respectively, for purposes of providing guarantees to various hotels and packages suppliers for purposes of providing guarantees to various hotels and packages suppliers. Apart from the foregoing, we do not have any outstanding off-balance sheet derivative financial instruments, guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

Contractual Obligations

The following table sets forth our contractual obligations as of March 31, 2016. Other than the obligations specified below, we do not have any long-term commitments:

	Payment Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Long term debt(1)	$218,250	$7,650	$15,300	$195,300	$—
Principal	180,000	—	—	180,000	—
Interest	38,250	7,650	15,300	15,300	—
Secured bank loan(2)	724	204	333	168	19
Principal	594	152	273	151	18
Interest	130	52	60	17	1
Operating lease obligations(3)	9,921	1,901	3,427	2,667	1,926
Finance lease obligations(4)	8	8	—	—	—
Principal	7	7	—	—	—
Interest	1	1	—	—	—
Purchase obligations(5)	493	493	—	—	—
Bank overdraft(6)	7,161	7,161	—	—	—
Employee benefits(7)	1,641	—	—	—	—

Notes:

(1)	Long term debt represents our 4.25% convertible notes due 2021 which can also be converted into ordinary shares of the Company at any time till the maturity of the convertible notes at the option of the holder at the conversion price of USD 21.45 per share. See “Item 10. Additional Information — B. Memorandum and Articles of Association — Convertible Notes.”
(2)	Secured bank loans relate to loan for motor vehicles used in our business.
(3)	Operating lease obligations relate to our leasing arrangements for our various office premises.
(4)	Finance lease obligations relate to our leasing arrangements for motor vehicles used in our business.
(5)	We enter into purchase orders from time to time for various equipment or other requirements for our business.
(6)	Secured against term deposits.
(7)	Employee benefits in the statement of financial position include $1.6 million in respect of employee benefit obligation. For this amount, the extent of the amount and timing of repayment/settlement is not reliably estimable or determinable at present and accordingly have not been disclosed in the table above.

Inflation

The CIA World Factbook estimates that consumer inflation in India was 6.7% in 2014 and 5.6% in 2015. For more information, see “Risk Factors — Risks Related to Operations in India — As the Domestic Indian Market Constitutes a Significant Source of Our Revenue, a Slowdown in Economic Growth in India Could Cause Our Business to Suffer.”

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

Foreign Exchange Risk. We are exposed to movements in currency exchange rates, primarily those related to the US dollar and the Indian Rupee. As the functional currency of MMT India, our key operating subsidiary, is the Indian Rupee, our exposure to foreign currency risk primarily arises in respect of our non-Indian Rupee-denominated trade and other receivables, trade and other payables and cash and cash equivalents, which were $9.2 million, $44.3 million and $0.7 million, respectively, as of March 31, 2016. Based on our operations in fiscal year 2016, a 10.0% appreciation of the US dollar against the Indian Rupee as of March 31, 2016, assuming all other variables remained constant, would have increased our loss for fiscal year 2016 by $3.3 million. Similarly, a 10.0% depreciation of the US dollar against the Indian Rupee as of March 31, 2016, assuming all other variables remained constant, would have decreased our loss for fiscal year 2015 by $3.3 million.

Further, we are also exposed to movements in currency exchange rates between the US dollar and the Euro. As the functional currency of the Hotel Travel Group is the US dollar, our exposure to foreign currency risk primarily arises in respect of our non-US dollar denominated trade and other receivables, trade and other payables and cash and cash equivalents, which were $0.8 million, $2.2 million and $0.6 million, respectively, as of March 31, 2016. Based on our operations in fiscal year 2016, a 10.0% appreciation of the Euro against the US dollar as of March 31, 2016, assuming all other variables remained constant, would have increased our loss for the year by $0.1 million. Similarly, a 10.0% depreciation of the Euro against the US dollar as of March 31, 2015, assuming all other variables remained constant, would have decreased our loss for the year by $0.1 million.

Similarly, as the functional currency of the ETB Group is the Euro, our exposure to foreign currency risk primarily arises in respect of our non-Euro denominated trade and other receivables, trade and other payables and cash and cash equivalents, which were $0.1 million, $4.7 million and $0.2 million, respectively, as of March 31, 2016. Based on our operations in fiscal year 2016, a 10.0% appreciation of the US dollar against the Euro as of March 31, 2016, assuming all other variables remained constant, would have increased our loss for the year by $0.4 million. Similarly, a 10.0% depreciation of the US dollar against the Euro as of March 31, 2016, assuming all other variables remained constant, would have decreased our loss for the year by $0.4 million.

We are also exposed to movements between the US dollar and the Indian Rupee in our operations, as 2.9%, 1.8% and 1.1% of our revenue for fiscal years 2014, 2015 and 2016, respectively, was generated by MMT India from its air ticketing business and received in US dollars although our expenses are generally incurred in Indian Rupees. Additionally, we receive revenue from our hotels and packages business in Indian Rupees, but a portion of our expenses in this segment (those relating to outbound packages from India in particular) could be incurred in a non-Indian currency. We currently do not have any hedging agreements or similar arrangements with any counter-party to cover our exposure to any fluctuations in foreign exchange rates. Fluctuation in the Indian Rupee-US dollar exchange rate could have a material adverse effect on our business and our financial condition and results of operations as reported in US dollars. For more information, see “Risk Factors — Risks Related to Us and Our Industry — Our Results of Operations are Subject to Fluctuations in Currency Exchange Rates”.

Interest Rate Risk. Our exposure to interest rate risk for changes in interest rates relates primarily to our term deposits and bank overdrafts. As of March 31, 2016, we had fixed rate financial instruments consisting of $169.3 million of term deposits and $7.2 million of variable rate financial instruments, consisting of our bank overdrafts. As of March 31, 2015, we had fixed rate financial instruments consisting of $93.5 million of term deposits. We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. Our future interest income and financing cost may fluctuate in line with changes in interest rates. As of March 31, 2016, we had $7.2 million outstanding on account of variable rate financial instruments. A sensitivity analysis shows that an increase of 100 basis points in interest rates as of March 31, 2016 would have increased loss by $0.1 million and would not have had any impact on our equity. Similarly, a decrease of 100 basis points in interest rates as of March 31, 2016 would have decreased loss by $0.1 million and would not have had any impact on our equity. As of March 31, 2015, we had no amount outstanding on account of variable rate financial instruments. A sensitivity analysis shows that any increase in the interest rates as of March 31, 2015 would not have affected our profit or loss and would not have had any impact on our equity.

Certain Non-IFRS Measures

In addition to referring to revenue less service cost, we also refer to adjusted operating profit (loss), adjusted net profit (loss) and adjusted diluted earnings (loss) per share which are non-IFRS measures and most directly comparable to results from operating activities, profit (loss) and diluted earnings (loss) per share for the year, respectively, each of which is an IFRS measure.

As certain parts of our revenues are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on revenue less service costs, which is a non-IFRS measure, as we believe that revenue less service costs reflects more accurately the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our revenue less service costs may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

We use financial statements that exclude share-based compensation expense, all merger and acquisitions related expenses, amortization of acquired intangibles and change in financial liability relating to acquisitions for our internal management reporting, budgeting and decision making purposes, including comparing our operating results to that of our competitors. Because of varying available valuation methodologies and subjective assumptions that companies can use when adopting IFRS 2 “Share based payment”, management believes that providing non-GAAP financial measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies. Accordingly, we believe that adjusted operating profit (loss) and adjusted net profit (loss) are useful in measuring the results of our company and provide investors and analysts a more accurate representation of our operating results. However, the presentation of these non-IFRS measures are not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation. The IFRS measures most directly comparable to adjusted operating profit (loss) and adjusted net income (loss) are results from operating activities and profit (loss) for the period, respectively.

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

The following table reconciles our results from operating activities (an IFRS measure) to adjusted operating profit (loss) (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Operating Profit (Loss)	Fiscal Year Ended March 31
(Unaudited)	2014	2015	2016
	(in millions)
Result from operating activities as per IFRS	$(15.3)	$(14.5)	$(66.8)
Add: Employee share-based compensation costs	11.1	12.3	13.7
Add: Direct cost related to registration of shares by shareholders	0.1	—	—
Less: Gain on bargain purchase	(1.2)	—	—
Less: Income on license acquired	—	—	(0.9)
Add: Impairment of intangible assets	—	—	2.2
Add: Merger and acquisitions related expenses	0.4	0.4	0.2
Add: Severance cost related to a prior acquisition	—	0.6	—
Add: Acquisition related intangibles amortization	1.4	1.7	1.5

Adjusted Operating Profit (Loss)	$(3.5)	$0.5	$(50.1)

The following table reconciles our profit (loss) for the year (an IFRS measure) to adjusted net profit (loss) (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Net Profit (Loss)	Fiscal Year Ended March 31
(Unaudited)	2014	2015	2016
	(in millions)
Profit (Loss) for the year as per IFRS	$(20.9)	$(18.4)	$(88.5)
Add: Employee share-based compensation costs	11.1	12.3	13.7
Add: Direct cost related to public offerings	0.5	—	—
Less: Gain on bargain purchase	(1.2)	—	—
Less: Income on license acquired	—	—	(0.9)
Add: Impairment of intangible assets	—	—	2.2
Add: Acquisition related intangibles amortization	1.4	1.7	1.5
Add: Severance cost related to a prior acquisition	—	0.6	—
Add : Share of loss of equity-accounted investees	0.2	0.2	1.9
Add: Net loss on change in fair value of derivative financial instrument	0.2	—	9.3
Add: Merger and acquisitions related expenses	0.4	0.4	0.2
Add: Direct cost related to Convertible notes	—	—	0.7
Add: Impairment in respect of an equity-accounted investee	—	—	0.9
Add: Net change in value of financial liability related to business combination	1.1	0.5	0.5
Add: Income tax expense	0.1	0.1	0.2

Adjusted Net Profit (Loss)	$(7.1)	$(2.6)	$(58.3)

The following table reconciles our diluted earnings (loss) per share for the year (an IFRS measure) to adjusted diluted earnings (loss) per share (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Diluted Earnings (Loss) per Share	Fiscal Year Ended March 31
(Unaudited)	2014	2015	2016
	(in US$)
Diluted Earnings (Loss) per share for the year as per IFRS	$(0.55)	$(0.44)	$(2.12)
Add: Employee share-based compensation costs	0.29	0.29	0.33
Add: Direct cost related to public offerings	0.01	—	—
Less: Gain on bargain purchase	(0.03)	—	—
Less: Income on license acquired	—	—	(0.02)
Add: Impairment of intangible assets	—	—	0.05
Add: Acquisition related intangibles amortization	0.03	0.04	0.04
Add: Severance cost related to a prior acquisition	—	0.02	—
Add : Share of loss of equity-accounted investees	0.01	—	0.05
Add: Net loss on change in fair value of derivative financial instrument	0.01	—	0.22
Add: Merger and acquisitions related expenses	0.01	0.01	—
Add: Direct cost related to Convertible notes	—	—	0.02
Add: Impairment in respect of an equity-accounted investee	—	—	0.02
Add: Net change in value of financial liability related to business combination	0.03	0.02	0.01
Add: Income tax expense	—	—	—

Adjusted Diluted Earnings (Loss) per share	$(0.19)	$(0.06)	$(1.40)

New Accounting Standards and Interpretations Not Yet Adopted by Our Group

IFRS 9 Financial Instruments: In July 2014, the International Accounting Standards Board issued the final version of IFRS 9, Financial Instruments. The standard aims to reduce the complexity of the current rules on financial instruments as mandated in IAS 39. IFRS 9 has fewer classification and measurement categories as compared to IAS 39 and has eliminated the categories of held to maturity, available for sale and loans and receivables. Further it eliminates the rule-based requirement of segregating embedded derivatives and tainting rules pertaining to held to maturity investments. For an investment in an equity instrument which is not held for trading, IFRS 9 permits an irrevocable election, on initial recognition, on an individual share-by-share basis, to present all fair value changes from the investment in other comprehensive income. No amount recognized in other comprehensive income would ever be reclassified to profit or loss. It requires the entity, which chooses to measure a liability at fair value, to present the portion of the fair value change attributable to the entity’s own credit risk in other comprehensive income.

IFRS 9 replaces the incurred loss model in IAS 39 with an expected credit loss model. The measurement uses a dual measurement approach, under which the loss allowance is measured as either 12 month expected credit losses or lifetime expected credit losses. The standard also introduces new presentation and disclosure requirements.

The effective date for adoption of IFRS 9 is annual periods beginning on or after January 1, 2018, though early adoption is permitted. Our Group is currently evaluating the requirements of IFRS 9, and has not yet determined the impact on the consolidated financial statements.

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

In September 2015, the IASB issued an amendment to IFRS 15, deferring the adoption of the standard to periods beginning on or after January 1, 2018 instead of January 1, 2017.

In April 2016, the IASB amended IFRS 15 to provide clarifications to apply the principles of IFRS 15 as well as additional transitional relief to companies.

Our Group has not yet selected a transition method and is evaluating the impact of IFRS 15 on our consolidated financial statements.

IFRS 16 Leases: On January 13, 2016, the International Accounting Standards Board issued the final version of IFRS 16, Leases. IFRS 16 will replace the existing leases standard, IAS 17, Leases, and related interpretations. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for lessees and lessors. It introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. Currently, operating lease expenses are charged to the statement of profit or loss and other comprehensive income (loss). IFRS 16 also contains enhanced disclosure requirements for lessees. The effective date for adoption of IFRS 16 is annual periods beginning on or after January 1, 2019, though early adoption is permitted for companies applying IFRS 15 Revenue from Contracts with Customers. Our Group is yet to evaluate the requirements of IFRS 16 and the impact on our consolidated financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Our board of directors consists of 11 directors.

The following table sets forth the name, age and position of each of our directors, executive officers and significant employees as of the date hereof:

Name	Age	Position/Title
Directors(1):
Deep Kalra	46	Director, Group Chairman and Group Chief Executive Officer
Rajesh Magow	47	Director and Chief Executive Officer — India
Mohit Kabra	45	Director and Group Chief Financial Officer
Philip C. Wolf	59	Independent Director
Aditya Tim Guleri	51	Independent Director
Vivek N. Gour	53	Independent Director
Frederic Lalonde	42	Independent Director
Ranodeb Roy	48	Independent Director
Gyaneshwarnath Gowrea	50	Director
Naushad Ally Sohoboo	37	Director
James Jianzhang Liang	46	Director

Executive Officers(2&3):
Mohit Gupta	42	Chief Operating Officer — Online
Saujanya Shrivastava	42	Chief Marketing Officer
Yuvaraj Srivastava	45	Chief Human Resource Officer
Sanjay Mohan	51	Chief Technology Officer
Ranjeet Oak	43	Chief Business Officer — Holidays
Anshuman Bapna	38	Chief Product Officer

Notes:

(1)	James Jianzhang Liang was appointed as a director of the Company on January 27, 2016, as a nominee of Ctrip.
(2)	Sharat Singh resigned with effect from October 9, 2015. With the exit of Sharat Singh, Mr. Sanjay Mohan was re-designated from chief technology officer — India to chief technology officer.
(3)	Anshuman Bapna joined MakeMyTrip in February 2015 and assumed the role of chief product officer in July 2015.

Directors

Unless otherwise indicated, the business address for our directors is Tower A, SP Infocity, 243, Udyog Vihar, Phase 1, Gurgaon, Haryana 122016, India.

Deep Kalra is our founder, group chairman and group chief executive officer, and was appointed to our board of directors on October 9, 2001. Mr. Kalra’s responsibilities as group chief executive officer include executing our business strategy and managing the overall performance and growth of our company. Mr. Kalra has over 24 years of experience in e-commerce, sales, marketing, corporate banking and financial analysis. Prior to founding our company in April 2000, Mr. Kalra worked with GE Capital India, a subsidiary of the General Electric Company, where he was vice president, business development. He has also worked with AMF Bowling Inc. and ABN AMRO Bank, previously. Mr. Kalra serves on the board of The IndUS Entrepreneurs (TIE), New Delhi (NCR) chapter and was their immediate past president. He is on the founding team of Ashoka University in Sonipat, near New Delhi and serves on their Governing Council. Mr. Kalra holds a Bachelor’s degree in Economics from St. Stephen’s College, Delhi University, India, and a Master’s degree in Business Administration from the Indian Institute of Management, Ahmedabad, India.

Rajesh Magow is our co-founder and chief executive officer India, and was appointed to our board of directors on November 6, 2012. Mr. Magow has over 23 years of experience in the information technology and Internet industries. After having been a part of our senior management team in 2001 for a few months, Mr. Magow worked as a part of senior management at Tecnovate eSolutions Private Limited, a wholly-owned subsidiary of eBookers.com (a United Kingdom-based online travel company that was listed on NASDAQ until it was acquired by the Cendant group in February 2005) from 2001 to June 2006. Mr. Magow was part of the senior management team that set up eBookers’ call center and back office operations in India and was a board member of Tecnovate from January 2001 to June 2006. Prior to Tecnovate, he also worked with Aptech Limited and Voltas Limited. Mr. Magow rejoined our company in 2006. Mr. Magow is a qualified Chartered Accountant from the Institute of Chartered Accountants of India, Delhi.

Mohit Kabra is our group chief financial officer and was appointed to our board of directors on January 29, 2015. Prior to joining us in July 2011, Mr. Kabra served as a Director Finance at Kohler India where he worked from 2006 to June 2011. He has approximately 22 years of work experience and has held various positions in the India businesses of, among others, PepsiCo, Colgate and Seagrams. Mr. Kabra has a Bachelor of Commerce degree from St. Joseph’s Junior College. He is a qualified Chartered Accountant from the Institute of Chartered Accountants of India and a qualified Cost Accountant from the Institute of Cost Accountants of India.

Aditya Tim Guleri was appointed to our board of directors on April 3, 2007 as a nominee of Sierra Ventures VIII-A, L.P., Sierra Ventures VIII-B, L.P. and Sierra Ventures Associates VIII, LLC, or the Sierra Ventures entities. He has remained on our board following the lapse of Sierra Ventures entities’ right of nomination upon the completion of our initial public offering in August 2010. Mr. Guleri is a Managing Director of Sierra Ventures. Mr. Guleri’s investment focus is information technology software companies. Additionally, Mr. Guleri has helped execute Sierra’s India strategy and investments. As a venture capitalist, Mr. Guleri has helped to complete strategic exits from numerous companies including several public companies. Mr. Guleri currently serves on the board of directors of Treasure Data, Alpine Data Labs, Nexenta, Hired, LeadGenius, Phenom

People, Shape Security and Zycada. Prior to Sierra, Mr. Guleri founded and served as chief executive officer of Octane Software from 1996 to 2000. He successfully led Octane’s merger with Epiphany (Nasdaq: EPNY) in 2000. Before Octane, Mr. Guleri was vice president of field operations at Scopus Technology. Mr. Guleri holds a Master of Science degree in Engineering and Operating Research from Virginia Polytechnic Institute and State University and a Bachelor of Science degree in Electrical Engineering from Punjab Engineering College, Chandigarh, India. The business address for Mr. Guleri is 2884 Sand Hill Road, Suite 100, Menlo Park, CA 94025, United States.

Philip C. Wolf was appointed to our board of directors in 2005. In addition to serving our board, Mr. Wolf is the non-executive chairman of eDreams ODIGEO (MAD:EDR), a group of online travel booking sites based in Barcelona. From 1994 through 2012, Mr. Wolf was the non-executive chairman of PhoCusWright Inc., a travel industry research firm he founded and led as chief executive officer until its acquisition by Northstar Travel Media LLC. Prior to founding Phocuswright, Mr. Wolf was president and chief executive officer of a venture-funded software developer and travel booking engine pioneer which held two patents for its pricing algorithms. He also is a board member of various companies, including eDreams, Hopper, TrustYou, BusBud, blacklane.com and Travel.ru. Mr. Wolf was an adjunct professor at New York University’s Preston Robert Tisch Center for Hospitality, Tourism and Sports Management, and a distinguished lecturer at the Cornell University School of Hotel Administration. Mr. Wolf has a Bachelor of Arts degree in public policy studies from Duke University and a master’s degree in business administration from the Owen Graduate School of Management, Vanderbilt University. The business address for Mr. Wolf is 6 Huckleberry Lane, Truro, MA 02666, United States.

Vivek N. Gour was appointed to our board of directors on May 1, 2010. He is the managing director of Air Works India Engineering Pvt Ltd.. Prior to joining our board of directors, Mr. Gour was the chief financial officer and principal accounting officer of Genpact Limited from January 2005 to February 2010; Genpact is listed on the New York Stock Exchange. From October 2003 to December 2004, Mr. Gour served as chief financial officer for GE Capital Business Processes. From October 2002 to September 2003, he served as chief financial officer of GE Capital India and GE Capital International Services. Mr. Gour has a Bachelor of Commerce degree from Mumbai University, India, and a Master of Business Administration from Delhi University, India. The business address for Mr. Gour is Kalyani House, Plot # 40, 1st Floor, Sector 18, Gurgaon – 122001, Haryana, India.

Frederic Lalonde was appointed to our board of directors on December 18, 2006. Mr. Lalonde is the founder, director and chief executive officer of Hopper. He previously co-founded Newtrade. As a vice president at Expedia, Mr. Lalonde was responsible for developing the Direct Connect product strategy. He also participated in various Expedia M&A activities. The business address for Mr. Lalonde is 5795, Ave de Gaspe, Suite 100, Montreal, QC, Canada, H2S 2X3.

Ranodeb Roy was appointed to our board of directors on January 19, 2012. Mr. Roy is a co-founder, director and the chief executive officer of RV Capital Management Private Limited based in Singapore. Prior to joining our board of directors, Mr. Roy was a managing director and head of the Fixed Income Division – Asia Pacific at Morgan Stanley from March 2008 to December 2011. Mr. Roy has also worked at Merrill Lynch, Hong Kong as managing director, co-head of Fixed Income Currency and Commodities, or FICC, group in 2007. He has also held various senior positions at Merrill Lynch in major financial centers, including New York, Tokyo and Hong Kong. Mr. Roy started his career at Bank of America in Mumbai in 1992. Mr. Roy has a master’s degree in business administration, with majors in finance and marketing, from the Indian Institute of Management, Ahmedabad, India and a Bachelor’s degree in Computer Science and Engineering from the Indian Institute of Technology at Kanpur, India. The business address for Mr. Roy is 3 Phillip Street, #10-05 Royal Group Building, Singapore 048693.

Gyaneshwarnath Gowrea was appointed to our board of directors on February 11, 2009 and is one of our resident directors in Mauritius. Mr. Gowrea is the head of tax of the Cim group, the parent company of Cim Global Business. He was the managing director of Cim Global Business Limited from 2009 to 2011. From 2007 to 2008, he was director of AAAGlobal Services Ltd. and from 1999 to 2006 he was a manager with Cim Global Business. Mr. Gowrea completed his secondary education at John Kennedy College in Mauritius and holds various professional qualifications, including being a fellow of the Chartered Association & Certified Accountants, United Kingdom and a fellow of the Mauritius Institute of Directors, member of the Trust and Estate Practitioners, member of the Institute of Fiscal Association and also hold a Master degree. The business address for Mr. Gowrea is Les Cascades Building, 33 Edith Cavell Street, Port Louis, Mauritius.

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

James Jianzhang Liang was appointed as a director of the Company on January 27, 2016, as a nominee of CTrip. He is one of the co-founders of CTrip and is currently serving as its chief executive officer. Prior to founding CTrip, Mr. Liang held a number of technical and managerial positions with Oracle Corporation from 1991 to 1999 in the United States and China, including the head of the ERP consulting division of Oracle China from 1997 to 1999. Mr. Liang currently serves on the boards of Home Inns Group (NASDAQ: HMIN), Tuniu (NASDAQ: TOUR), eHi (NASDAQ: EHIC) and Qunar (NASDAQ: QUNR). Mr. Liang received his Ph.D. degree from Stanford University and his Master’s and Bachelor’s degrees from Georgia Institute of Technology. He also attended an undergraduate program at Fudan University. The business address for Mr. Liang is Building 16, SKY SOHO, No.968 Jinzhong Road, Shanghai, PRC 200335.

Executive Officers

The business address for our executive officers is Tower A, SP Infocity, 243, Udyog Vihar, Phase 1, Gurgaon, Haryana 122016, India.

Mohit Gupta is our chief operating officer — online. Prior to joining us in May 2008, Mr. Gupta served as vice president, marketing for Pepsi Foods Private Limited and worked in numerous other capacities at Pepsi Foods Private Limited from July 1998 to April 2008. Mr. Gupta holds a bachelor of engineering (mechanical) degree from Sardar Patel University, Vallabh Vidyanagar, India and a Master’s degree in business administration from the Indian Institute of Management, Kolkata, India.

Saujanya Shrivastava is our chief marketing officer. Prior to joining us in January 2015, Mr. Shrivastava served as Chief Marketing Officer for Bharti Axa Life Insurance. Prior to that, he led sales and marketing at FutureBazaar.com. His key focus areas at MakeMyTrip involve strengthening brand-association with leisure travel, establishing leadership on the Mobile platform and driving customer-engagement and loyalty. Saujanya has nearly two decades of extensive marketing experience in FMCG, E-commerce & Financial Services categories. Mr. Shrivastava was the custodian of PepsiCo’s flagship brand “Pepsi” during his tenure with PepsiCo where he built youth-marketing platforms through associations with ICC, BCCI and sportsperson-endorsements, including the Blue Billion Cricket Campaign during Champions Trophy 2006 and Cricket World Cup 2007. He has previously worked with Citibank and Cadbury’s India. Mr. Shrivastava holds an MBA degree from the Indian Institute of Management, Kolkata, India and a Bachelor’s degree in Economics from Jadavpur University, Kolkata, India.

Yuvaraj Srivastava is our chief human resource officer for the company including its overseas entities. As a part of leadership team his key focus areas include Strategic HR planning, Talent Management, Leadership

Development and workforce management. Mr. Srivastava has extensive experience of handling all areas of Human Resources across various industries and has nearly 19 years of corporate experience and five-and-a-half years’ of experience with the Indian Armed Forces. He has worked with various corporates and commenced his career at Asian Paints Limited where he spent nine years. He has also worked for The Oberoi Group of Hotels & Resorts as Director – Human Resources and then moved to PepsiCo India, where he worked in the capacity of Director – Organization Capability for PepsiCo India region. Mr. Srivastava was recognized by the CHRO Asia Forum of World HRD Congress as “100 Most Talented Global HR Leaders” and was also awarded for “HR Leadership Excellence” by the World HRD Congress in 2015. Mr. Srivastava has an MBA in Human Resources from IMT Ghaziabad, India and graduate in industrial psychology from the University of Allahabad, India.

Sanjay Mohan is our chief technology officer. He has over two decades of varied experience in the software industry. His earlier work spans both enterprise software and consumer internet products with Yahoo, Netscape, IBM and Oracle, where he worked on both client and server side technologies. Mr. Mohan holds a Bachelor’s degree in Computer Science from Birla Institute of Technology (Mesra, Ranchi, India) and a Master’s degree in Computer Science from University of Louisiana (Lafayette, USA).

Ranjeet Oak is our chief business officer and head of our holidays business. Mr. Oak is responsible for strategy and business delivery of the Holidays vertical for MMT India. Prior to joining us in May 2014, he spent over 17 years with Procter & Gamble Asia in Sales and Strategy roles across different Asian markets. Mr. Oak has experience in working across multiple category of products in the FMCG domain, and also worked on the post-merger integration of Gillette into the Procter & Gamble business. Mr. Oak holds a Mechanical Engineering degree from University of Pune, India and a Master of Business Administration degree from the Indian Institute of Management Lucknow, India.

Anshuman Bapna is our chief product officer and is responsible for managing and innovating mobile and user-experience functions of the Company. Anshuman received his Bachelor’s in Electrical Engineering from Indian Institute of Technology, Mumbai and his Master of Business Administration degree from Stanford Graduate School of Business in 2005. He joined Deloitte in New York in 2005 and then worked with Google. In 2010, he moved to Bangalore where he founded mygola.com.

B. Compensation

For fiscal year 2016, the aggregate compensation (including director’s fees, but excluding grants of stock options and RSUs that are described below) to our directors and executive officers included in the list under the heading “— Directors and Executive Officers of our Group” (including the executive officers who were designated executive officers on June 1, 2015) was $2.4 million, which included $0.6 million in base salary, $0.3 million in housing and rent allowance, $0.4 million in special allowances and $1.1 million in other payments. The foregoing compensation figures include $0.1 million which may be awarded in the form of RSUs at the option of the relevant director. Our employment agreements (as amended from time to time) with each of our group chairman and group chief executive officer, chief executive officer – India, and group chief financial officer provide for bonus entitlements calculated as a percentage of gross annual salary and linked to gross sales targets of our company. Our employment agreements with our other executive officers provide for a variable performance component which is payable upon each of the individual officer and our company attaining certain performance targets. Except as otherwise disclosed, these aggregate cash compensation amounts for fiscal year 2016 do not include stock compensation and employee benefits to our directors and executive officers. Stock compensation to our directors and executive officers are disclosed separately in the tables under “— Outstanding Options” and “Outstanding RSUs,” and employee benefits to our directors and executive officers are disclosed separately under “— Employee Benefit Plans.”

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

Number of Shares granted under 2001 Equity Option Plan

As of March 31, 2016, pursuant to our Equity Option Plan, we had outstanding options exercisable into a total of 379,939 ordinary shares with exercise price ranging from $0.4875 to $5.057.

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

During fiscal year 2016, we granted 947,516 RSUs, of which 443,972 RSUs were granted to our directors and executive officers. See “— Outstanding RSUs” for more information.

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

Outstanding Options

During fiscal years 2014, 2015 and 2016 no options were granted to any of our directors and executive officers under our Equity Option Plan. As of March 31, 2016, 349,039 outstanding options were held by our directors and executive officers as set forth in the following table. As of April 30, 2016, 349,039 outstanding options were held by our directors and executive officers.

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

Outstanding RSUs

During fiscal year 2016, 443,972 RSUs were issued under our Share Incentive Plan to our directors and executive officers, of which 2,458 fully vested RSUs were granted to our directors in lieu of cash compensation owed to them. As set forth in the following table, outstanding RSUs as of March 31, 2016 were:

Name	Shares Underlying Outstanding RSUs	Total RSUs Granted in Fiscal Year 2016	Exercise Price
			($ per Share)
Deep Kalra	971,981	150,000	0.0005
Rajesh Magow	573,370	100,000	0.0005
Mohit Kabra	70,516	34,000	0.0005

Other executive officers	224,757	157,514	0.0005
Other directors	9,788	2,458	0.0005

Employee Benefit Plans

We maintain employee benefit plans in the form of certain statutory and incentive plans covering substantially all of our employees. For fiscal year 2016, the aggregate amount set aside or accrued by us to provide for pension or retirement benefits for all our employees (including our directors and executive officers) was approximately $2.3 million.

Provident Fund

In accordance with Indian law, all of our employees in India are entitled to receive benefits under the Employees’ Provident Fund Scheme, 1952, as amended, a retirement benefit scheme under which an equal amount of 12% of basic salary of an employee is contributed both by employer and employee in a fund with government/trust with company. Also, in accordance with applicable laws, all of our employees at our non-Indian subsidiaries are entitled to receive benefits under the relevant laws and regulations applicable in such jurisdictions. Our subsidiaries make a monthly deposit to these funds and we have contributed an aggregate of approximately $2.0 million in fiscal year 2016.

Gratuity

In accordance with Indian law, we pay gratuity up to our eligible employees in India. Under our gratuity plan, a defined benefit plan, an employee is entitled to receive a gratuity payment on the termination of his or her employment if the employee has rendered continuous service to our company for not less than five years, or if the termination of employment is due to death or disability. The amount of gratuity payable to an eligible employee is equal to 15 days’ salary for every year of employment (or any portion of a year exceeding six months), and currently the aggregate amount of gratuity shall not exceed Rs.1.0 million (approximately $0.01 million). We have provided for an aggregate of approximately $0.2 million in fiscal year 2014, aggregate of approximately $0.2 million in fiscal year 2015 and an aggregate of approximately $0.3 million in fiscal year 2016 for our gratuity payments.

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

We entered into an investor rights agreement dated January 7, 2016, pursuant to which Ctrip is entitled to designate one director to our board of directors, which director is also entitled to be nominated or appointed to the compensation committee of our board of directors, subject to the approval of our board of directors (which approval shall not to be unreasonably withheld). On January 27, 2016, James Jianzhang Liang was appointed as a director of our Company as a nominee of Ctrip. See “Item 10. Additional Information — B. Memorandum and Articles of Association — Convertible Notes.”

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

Audit Committee

Our audit committee consists of Messrs. Vivek N. Gour, Ranodeb Roy and Aditya Tim Guleri and is chaired by Mr. Gour. The board of directors at its meeting held on May 17, 2016 approved the appointment of Mr. Aditya Tim Guleri as a member of the Audit Committee and resignation of Mr. Fredric Lalonde from the Audit Committee. Each member of the audit committee satisfies the independence requirements of Rule 5605 of the Nasdaq Stock Market, Marketplace Rules and the independence requirements of Rule 10A-3 under the Exchange Act. Our board of directors also has determined that Mr. Gour qualifies as an audit committee financial expert within the meaning of the SEC rules. Our audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. Our audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Messrs. Vivek N. Gour, Philip C. Wolf, Frederic Lalonde and James Jianzhang Liang and is chaired by Mr. Gour. The board of directors at its meeting held on January 27, 2016 approved the appointment of Mr. James Jianzhang Liang as a member of the compensation committee. Messrs. Gour, Wolf and Lalonde satisfy the independence requirements of Rule 5605 of the Nasdaq Stock Market, Marketplace Rules and the independence requirements of Rule 10A-3 under the Exchange Act. Our compensation committee assists our board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

D. Employees

See “Item 4. Information on the Company — B. Business Overview — Employees.”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our equity shares as of March 31, 2016 by each of our directors and all our directors and executive officers as a group. As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right. Ordinary shares subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages below are based on 42,222,237 ordinary shares outstanding as of March 31, 2016.

	Equity Shares Beneficially Owned
Name of Beneficial Owner	As of March 31, 2016
	Number	Percent
Directors:
Deep Kalra(1)	4,220,961	9.95%
Rajesh Magow	630,785	1.47%
Ranodeb Roy	—	—
Aditya Tim Guleri(2)	—	—
Philip C. Wolf	31,893	*
Vivek N. Gour	4,229	*
Frederic Lalonde	26,499	*
Gyaneshwarnath Gowrea	—	—
Mohit Kabra	13,611	*
Naushad Ally Sohoboo	—	—
James Jianzhang Liang(3)	—	—

Executive Officers:
Mohit Gupta	27,711	*
Saujanya Shrivastava	1,250	*
Yuvaraj Srivastava	800	*
Sanjay Mohan	2,501	*
Ranjeet Oak	800	*
Anshuman Bapna	1,843	*
All our directors and executive officers as a group	4,962,883	11.38%

*	Represents beneficial ownership of less than 1.0% of our issued share capital.

Notes:

(1)	Travogue Electronic Travel Private Limited, or Travogue, is a company controlled by Mr. Deep Kalra. Mr. Deep Kalra holds 78.4% of the equity shares of Travogue. Accordingly, as of March 31, 2016, Mr. Kalra’s beneficial ownership of our ordinary shares includes 1,220,961 ordinary shares held by him (or his immediate family members) directly and 3,000,000 ordinary shares held indirectly through Travogue.
(2)	Consists of ordinary shares held by Sierra Ventures Associates VIII, LLC as nominee for its members (including those shares held for the Guleri Family Trust UTD dated April 7, 1999, or the Guleri Family trust, of which Mr. Aditya Tim Guleri is a trustee and beneficiary). Mr. Guleri is one of the managing members of Sierra Ventures Associates VIII, LLC, the sole general partner of Sierra Ventures VIII-A, L.P. and Sierra Ventures VIII-B, L.P., and may be deemed to control these entities. However, Mr. Guleri disclaims beneficial ownership of all shares held by these entities, except as stated above and except to the extent of his respective proportionate pecuniary interest therein. See Schedule 13G filed with the SEC on February 10, 2014.
(3)	James Jianzhang Liang is a nominee director of CTrip. CTrip owns our 4.25% convertible notes due 2021. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our ordinary shares as of March 31, 2016 held by each person who is known to us to have 5.0% or more beneficial share ownership based on an aggregate of 42,222,237 ordinary shares outstanding as of March 31, 2016.

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

	Equity Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent
Ctrip(1)	8,391,608	16.58%
SAIF(2)	6,085,897	14.41%
T. Rowe Price(3)	4,077,294	9.66%
Wasatch Advisors, Inc.(4)	4,557,200	10.79%
Travogue(5)	3,000,000	7.11%
Ruane, Cunniff & Goldfarb Co., Inc.(6)	2,813,802	6.66%
Janus Capital Management, LLC.(7)	2,812,362	6.66%

Notes:

(1)	Information based on a report on Schedule 13D filed with the SEC by Ctrip on January 25, 2016. See “Item 10. Additional Information — B. Memorandum and Articles of Association — Convertible Notes” for more information.
(2)	Andrew Y. Yan is the sole shareholder of SAIF II GP Capital Ltd. the sole general partner of SAIF Partners II L.P. which is the sole general partner of SAIF II GP L.P., which is in turn the sole general partner of SAIF, our shareholder.
(3)	Information based on Amendment No. 6 to a report on Schedule 13G filed with the SEC on February 2, 2016. As of May 31, 2016, T. Rowe Price beneficially owned 4,342,026, or 10.28%, of our equity shares, based on Amendment No. 7 to a report on Schedule 13G filed with the SEC on June 10, 2016. The shareholders are T. Rowe Price New Horizons Fund, Inc. and T. Rowe Price Associates, Inc.
(4)	Information based on Amendment No. 4 to a report on Schedule 13G filed with the SEC on February 2, 2016.
(5)	Information based on a report on Schedule 13G jointly filed with the SEC on January 14, 2011 by Travogue and Mr. Deep Kalra. Travogue is a company controlled by Mr. Deep Kalra. Mr. Deep Kalra holds 78.4% of the equity shares of Travogue. Accordingly, Mr. Kalra’s beneficial ownership of our ordinary shares includes 1,220,961 ordinary shares held by him (or his immediate family members) directly and 3,000,000 ordinary shares held indirectly through Travogue. Mr. Keyur Joshi, our strategic advisor has 12.8% equity interest in Travogue.
(6)	Information based on a report on Schedule 13G filed with the SEC by Ruane, Cunniff & Goldfarb, Inc. on February 16, 2016.
(7)	Information based on a report on Schedule 13G filed with the SEC by Janus Capital Management LLC on February 16, 2016.

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

	2014		2015		2016
Name and Type of Shares	Number	Percent	Number	Percent	Number	Percent
SAIF:
Ordinary shares	10,336,570	24.80%	6,705,553	15.97%	6,085,897	14.41%
Tiger Global(1):
Ordinary shares	7,299,826	17.5%	2,633,000	6.27%	—	—
Travogue:
Ordinary shares	3,000,000	7.20%	3,000,000	7.15%	3,000,000	7.11%
Massachusetts Financial Company:(2)
Ordinary shares	1,974,595	4.74%	779,267	1.86%	—	—
T. Rowe Price:(3)
Ordinary shares	9,040,787	21.69%	4,642,398	11.06%	4,077.294	9.66%
Wasatch Advisors Inc.:(4)
Ordinary shares	3,493,892	8.38%	4,254,518	10.13%	4,557,200	10.79%
Novel Century Ventures Limited:(5)
Ordinary shares	—	—	2,943,693	7.01%	—	—
Wells Fargo & Company:(6)
Ordinary shares	—	—	2,302,383	5.48%	—	—
Ruane, Cunniff & Goldfarb Co., Inc:(7)
Ordinary shares	—	—	—	—	2,813,802	6.66%
Janus Capital Management, L.L.C.:(8)
Ordinary shares	—	—	—	—	2,812,362	6.66%
Ctrip(9)
Convertible notes	—	—	—	—	8,391,608	16.58%

Notes:

(1)	The shareholders are Tiger Global Investments L.P., Tiger Global Performance, LLC, Tiger Global Management, LLC, Charles P. Coleman III, Lee Fixel and Scott Shleifer. The Tiger Global entities are controlled by Charles Coleman, Lee Fixel and Scott Shleifer. Information based on Amendments No. 7 to a report on Schedule 13G filed with the SEC on February 16, 2016.
(2)	Information based on Amendment No. 1 to a report on Schedule 13G filed with the SEC on February 12, 2015. As of December 31, 2014, Massachusetts Financial Company held 779,267 ordinary shares, amounting to 1.86% of the ordinary shares outstanding as of that date.
(3)	Information based on Amendment No. 6 to a report on Schedule 13G filed with the SEC on February 2, 2016. As of May 31, 2016, T. Rowe Price beneficially owned 4,342,026, or 10.28% of our equity shares, based on Amendment No. 7 to a report on Schedule 13G filed with the SEC on June 10, 2016. The shareholders are T. Rowe Price New Horizons Fund, Inc. and T. Rowe Price Associates, Inc.
(4)	Information based on Amendment No. 4 to a report on Schedule 13G filed with the SEC on February 2, 2016.
(5)	Information based on a report on Schedule 13G filed with the SEC by Novel Century Ventures Limited on June 29, 2014.
(6)	Information based on a report on Schedule 13G filed with the SEC by Wells Fargo & Company on January 26, 2015.
(7)	Information based on a report on Schedule 13G filed with the SEC by Ruane, Cunniff & Goldfarb, Inc. on February 2, 2016.

(8)	Information based on a report on Schedule 13G filed with the SEC by Janus Capital Management LLC on February 2, 2016.
(9)	Information based on a report on Schedule 13D filed with the SEC by Ctrip on January 25, 2016.

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

As of March 31, 2016, there were approximately 15 holders of our ordinary shares, including us, of which one has registered addresses in the United States. Since certain of these ordinary shares were held by brokers or other nominees, the number of record holders in the US may not be representative of the number of beneficial holders or where the beneficial holders are resident. Each of our equity shares is entitled to one vote on all matters that require a vote of shareholders, and none of our shareholders has any contractual or other special voting rights.

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

Shareholders Agreements

See “Item 10. Additional Information — B. Memorandum and Articles of Association — Registration Rights.”

Transactions with Chandra Capital

In fiscal years 2014 and 2015, we earned revenue of $86,689, $14,141, respectively, from Chandra Capital, an investment company owned by Mr. Ravi Adusumalli, primarily from the sales of air tickets to it. We did not earn any revenue from Chandra Capital in fiscal year 2016. Mr. Adusumalli was appointed as a director to our board of directors on July 20, 2005 as a nominee of SAIF, one of our principal shareholders that owned 24.80% of our shares as of March 31, 2014, and he resigned from our board of directors with effect from May 20, 2014. These transactions were carried out in the ordinary course of our business and on an arm’s length basis.

Trade and Other Receivables Outstanding

As of March 31, 2013, 2014 and, 2015 and 2016, we had trade and other receivables outstanding of $29,961, $122,236 and nil, respectively, from related parties.

Transactions with equity-accounted investees:

My Guest House Accommodations Private Limited, or MGH

MGH has granted us perpetual, transferable and irrevocable access to its technology platform license. We have classified this license of $0.9 million as capital work in progress under intangible assets with corresponding income in the statement of profit or loss and comprehensive income (loss) under “Other Income”. The license is valued using the replacement cost method.

Simplotel

In June 2015, we made a $0.5 million investment in the shares of Simplotel.

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

Not applicable.

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

Income Tax

Assessment Year 2005-06

In November 2008, we received a show cause notice from the Indian income tax authorities for the assessment year 2005-2006 and a demand for an additional payment of approximately Rs.8.1 million (approximately $0.1 million) (exclusive of any applicable penalties), advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase proposed by the transfer pricing officer to adjust our intra-group international transaction prices upwards to an arm’s length price, and (ii) the disallowance of technology-related development depreciation expenses incurred during the year. In January 2009, we filed our objections to both the show cause notice and the demand for the additional payment with the Commissioner of Income Tax (Appeals). In February 2009, the demand for the additional payment was dismissed by the Indian income tax authorities after adjustment against our carried forward losses. Our appeal against the show cause notice in connection with the intra-group international transactions transfer pricing matter was decided in our favor in February 2011. We also received partial relief from the disallowance of technology-related development depreciation expenses. In May 2011, we filed our objection to the partial disallowance of technology-related development depreciation expenses with the Income Tax Appellate Tribunal authorities, and a hearing is currently scheduled for September 1, 2016.

Assessment Year 2006-07

In December 2009, we received a draft assessment order from the Indian income tax authorities for the assessment year 2006-2007, alleging certain irregularities in the method of computation of income and, advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase proposed by the transfer pricing officer to adjust our intra-group international transaction prices upwards to an arm’s length price, and (ii) an increase on account of the proposed disallowance of technology-related development depreciation expenses incurred during the year. In January 2010, we filed our objections with the Dispute Resolution Panel. In September 2010, the increases in our declared income assessed by the Indian income tax authorities were upheld by the Dispute Resolution Panel. In October 2010, we received a final assessment order from the Indian income tax authorities confirming the additions made and initiating penalty proceedings against us under the Income Tax Act, 1961. However, we did not receive a demand for any additional tax payments because our carried forward losses exceeded our assessed income. In December 2010, we filed our objections to the assessment order with the Income Tax Appellate Tribunal authorities. A hearing is scheduled for September 1, 2016.

Assessment Year 2007-08

In January 2011, we received an assessment order from the Indian income tax authorities for the assessment year 2007-2008, alleging certain irregularities in the method of computation of income and, advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase proposed by the transfer pricing officer to adjust our intra-group international transaction prices upwards to an arm’s length price, and (ii) an increase on account of the disallowance of technology-related development depreciation expenses incurred during the year. However, we did not receive a demand for any additional tax payments because our carried forward losses exceeded our declared taxable income. In March 2011, we filed an appeal with the Commissioner of Income Tax (Appeals). Our appeal against the assessment order in connection with the intra-group international transactions transfer pricing matter was decided in our favor in February 2013. We also received partial relief from the Commissioner of Income Tax (Appeals) on the disallowance of technology-related development depreciation expenses. We believe that the Income Tax Department appealed the order of the Commissioner of Income Tax (Appeals) to the Income Tax Appellate Tribunal, and we understand that a hearing is currently scheduled for September 1, 2016. However, we have not received any official notice of such appeal.

Assessment Year 2008-09

In February 2012, we received an assessment order from the Indian income tax authorities for the assessment year 2008-2009, and a demand for additional tax payments of approximately Rs.43 million (approximately $0.6 million), advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase proposed by the transfer pricing officer to adjust our intra-group international transaction prices upwards to an arm’s length price, (ii) an increase on account of the proposed disallowance of technology-related development depreciation expenses incurred during the year, and (iii) an increase due to the nonpayment of sufficient withholding tax in connection with our use of banking payment gateway facilities. The demand for additional tax payments of approximately Rs.43 million (approximately $0.6 million), was dismissed by the Indian income tax authorities in March 2012 following the adjustment of carried forward losses. In March 2012, we filed our objections with the Commissioner of Income Tax (Appeals). Our appeal against the assessment order in connection with the intra-group international transactions transfer pricing matter was decided in our favor in June 2013. We also received partial relief from the disallowance of technology-related development depreciation expenses and no-payment of sufficient withholding tax in connection with payment gateway charges. Against this partial relief, we and the Income Tax Department each filed appeals in August 2013 with the Income Appellate Tax Tribunal and a hearing is currently scheduled for September 1, 2016.

Assessment Year 2009-10

In May 2013, we received an assessment order from the Indian income tax authorities for the assessment year 2009-2010, and a demand for additional tax payments of approximately Rs.276 million (approximately $4.1 million), advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase proposed by the transfer pricing offer to adjust our intra-group international transaction prices upwards to an arm’s length price, (ii) increases due to the nonpayment of sufficient withholding tax in connection with our use of banking payment gateway facilities and the cost of air tickets incurred to MMT USA, and (iii) increases for disallowance of excess depreciation expense on computer peripherals and software licenses, and for the disallowance of technology-related development depreciation expenses incurred during the year, and on account of amounts received from business associates, which were treated as deferred revenue. On May 30, 2013, we filed our objections with the Commissioner of Income Tax (Appeals). In November 2013, we also received an order imposing an additional penalty for allegedly attempting to conceal the above matters and a notice of demand amounting to approximately Rs.330 million (approximately $4.9 million), but this demand was temporarily set aside by the Indian tax authorities in January 2014 after adjustment of refunds for the assessment year 2012-2013. In December 2013, we filed our objections to the penalty with the Commissioner of Income Tax (Appeals). Our appeal against the assessment order in connection with the intra-group international transactions transfer pricing matter, nonpayment of sufficient withholding tax on cost of air tickets incurred to MMT USA, disallowance of technology-related development depreciation expenses and on amounts received from business associates which were treated as deferred revenue, was decided in our favor in June 2014. We also received partial relief from the increases for disallowance of excess depreciation expense on computer peripherals and software licenses and nonpayment of sufficient withholding tax in connection with payment gateway charges. We filed appeal in August 2014 with the Income Appellate Tax Tribunal and a hearing is yet to be scheduled. In September 2014, our appeal against the order imposing additional penalty was partially decided in our favor. We filed appeal in December 2014 with the Income Appellate Tax Tribunal and a hearing is yet to be scheduled.

Assessment Year 2010-11

In March 2014, we received an assessment order from the Indian income tax authorities for the assessment year 2010-11, and a demand for additional tax payments of approximately Rs.736 million (approximately $11.0 million), advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase on account of the disallowance of technology-related development depreciation expenses incurred during the year (ii) an increase due to the nonpayment of sufficient withholding tax in connection with our use of banking payment gateway facilities (iii) an increase for disallowance of excess depreciation expense on computer peripherals and software licenses (iv) an increase due to the nonpayment of sufficient withholding tax on reimbursement of expenses to MMT USA (v) an increase for advertising and publicity expenses being capital in nature, and (vi) an increase due to change in the method of accounting for recognizing loyalty cum signing bonus. In April 2014, we filed our objections with the Commissioner of Income Tax (Appeals) along with stay of demand. The matter has been heard in part and final hearing is awaited.

Assessment Year 2011-12

In March 2015, we received an assessment order from the Indian income tax authorities for the assessment year 2011-12, and a demand for additional tax payments of approximately Rs.953 million (approximately

$14.2 million), advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase for disallowance of excess depreciation expense on computer peripherals and software licenses (ii) an increase due to the nonpayment of sufficient withholding tax on reimbursement of expenses to MMT USA, and (iii) an increase for advertising and publicity expenses being capital in nature. In April 2015, we filed our objections with the Commissioner of Income Tax (Appeals) along with stay of demand. In June 2015, we obtained an interim stay until December 31, 2015. We obtained a final order in March 2016 and demand was temporarily set aside after adjustment of refunds for assessment years 2009-10 and 2010-11. A hearing on the merits has not been scheduled.

Assessment Year 2012-13

In March 2016, we received an assessment order from Indian tax authorities for assessment year 2012-13, and a demand for additional tax payments of approximately Rs. 905 million (approximately $13.5 million), advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase due to the nonpayment of sufficient withholding tax on reimbursement of expenses to MMT USA, (ii) an increase for advertising and publicity expenses being capital in nature and (iii) an increase for expenses on account of ESOPs exercised during the year being capital in nature. We are in process of filing our objections with the Commissioner of Income Tax (Appeals) and request for stay of demand.

Service Tax

Show Cause and Demand Notice — Fiscal Years 2006 to 2012

In the year ended March 31, 2009, a general industry wide inquiry on compliance with service tax rules and regulations by various travel agencies in India was initiated by the Mumbai Zonal Unit of Directorate General of Excise Intelligence & Customs, an excise and customs tax regulatory authority in India. In October 2011, pursuant to an audit conducted by the service tax authorities, we received a notice from the tax authorities for fiscal years 2006 to 2010, demanding payment of service tax in respect of certain matters, some of which relate to the travel industry in India and involve a complex interpretation of Indian law. We have received similar notices for fiscal years 2011 and 2012, in October 2011 and October 2012, respectively. In March 2011, we filed replies with the Commissioner of Service Tax for fiscal years 2006 to 2010, and, similarly, filed objections in January 2012 for fiscal year 2011, and in February 2013, for fiscal year 2012, respectively. In August 2013, the Commissioner of Service Tax rejected our objections and confirmed the demand on all the above matters with negligible relief. In November 2013, we filed an appeal with the Customs, Excise and Service Tax Appellate Tribunal. The aggregate value of the claims is approximately Rs. 1,700 million (approximately $25.3 million) and additional interest and penalties if finally determined to be payable. We have deposited approximately Rs. 22 million (approximately $0.3 million) toward service tax with the relevant authorities. We do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The matter is currently pending.

Show Cause and Demand Notice — Fiscal Years 2008 to 2011

In September 2012, we received a notice from the service tax authorities for fiscal years 2008 to 2011, demanding payment of service tax in respect of certain matters, some of which relate to the travel industry in India and involve a complex interpretation of Indian law. In February 2013, we filed a reply with the Commissioner of Service Tax. In March 2014 we received an order wherein the demand raised by the service tax authorities was confirmed by the Commissioner of Central Excise. The aggregate value of these claims is approximately Rs.15.3 million (approximately $0.2 million). We filed an appeal against the same with the Customs, Excise and Service Tax Appellate Tribunal in June 2014. We are not required to deposit any service tax with the relevant authorities in response to this demand. We do not recognize this claim as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The matter is currently pending.

Show Cause and Demand Notice — Fiscal Year 2012

In November 2012, we received a notice from the service tax authorities for fiscal year 2012, demanding payment of service tax in respect of certain matters, which relate to the travel industry in India but are not covered in the show cause notices mentioned in the above paragraphs relating to service tax, and involve a complex interpretation of Indian law. In February 2013, we filed a reply with the Commissioner of Service Tax. In March 2014 we received an order wherein the demand raised by the service tax authorities was confirmed by the Commissioner of Central Excise. The aggregate value of the claims is approximately Rs.16.1 million (approximately $0.2 million). We filed an appeal against the same with the Customs, Excise and Service Tax Appellate Tribunal in June 2014. We are not required to deposit any service tax with the relevant authorities in response to this demand. We do not recognize this claim as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The matter is currently pending.

Show Cause and Demand Notice — Fiscal Year 2013

In May 2014, we received two notices from the service tax authorities for fiscal year 2013, demanding payment of service tax in respect of certain matters, which relate to the travel industry in India and involve a complex interpretation of Indian law. In July 2014 and January 2015, we filed replies with Commissioner of Service Tax. The aggregate value of the claims is approximately Rs. 1,075 million (approximately $16.0 million). In July 2014 and January 2015, we filed replies with the Commissioner of Service Tax. In June 2015 we received orders wherein the demand of approximately Rs. 135 million (approximately $2.0 million) was confirmed by the Commissioner of Central Excise. We filed an appeal against the same with the Customs, Excise and Service Tax Appellate Tribunal in September 2015 after making pre-deposit of approximately Rs. 10 million (approximately $0.1 million) with the relevant authorities. We do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Show Cause and Demand Notice — Fiscal Year 2014

In September 2015, we received notices from the service tax authorities for fiscal year 2014 demanding payment of service tax in respect of certain matters, some of which relate to the travel industry in India and involve a complex interpretation of Indian law. In December 2015, we filed replies with the Commissioner of Service Tax. The aggregate value of the claims is approximately Rs. 1,136 million (approximately $16.9 million). We do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Show Cause and Demand Notice — Fiscal Year 2015

In April 2016, we received notice from the service tax authorities for fiscal year 2015 demanding payment of service tax in respect of certain matter, which relate to the travel industry in India and involve a complex interpretation of Indian law. The aggregate value of the claims is approximately Rs. 36 million (approximately $0.5 million). We do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Investigation by Directorate General of Central Excise Intelligence (DGCEI)

An investigation has been initiated by Directorate General of Central Excise Intelligence, or DGCEI, for the period from October 2010 to September 2015 for service tax on certain matters. The matters are industry-wide issues and involve a complex interpretation of law. We have made pre-deposits of Rs. 674 million (approximately $10.0 million) under protest. The investigation is ongoing. We believe that we have a strong case in our favor and are taking all possible legal measures to secure appropriate orders of relief from the courts. We have filed writs to the Delhi High Court seeking relief against inappropriate action taken by DGCEI.

Other Proceedings

Dispute with Tata Sons Limited

On June 2, 2009, we received a notification of complaint filed by Tata Sons Limited, or Tata, from the World Intellectual Property Organization, or WIPO, Arbitration and Mediation Center under the Uniform Domain Name Dispute Resolution Policy. Tata alleged that our use of the word “tata” in the domain name for our Indian online travel community website, “www.oktatabyebye.com,” derived benefit from the goodwill of the “Tata” name. On August 11, 2009, WIPO ordered that our domain name be transferred to Tata. The order can be contested in a court of appropriate jurisdiction and we have accordingly appealed against the order at the High Court of Delhi and the United States District Court in the Western District of Washington. In furtherance of our appeal in India, we and Tata have agreed to stay all proceedings in the United States until the Indian proceedings are resolved or terminated, and that in the event of resolution in the Indian proceedings, the parties will cooperate with one another and perform any acts reasonably necessary to comply with the Indian court’s ruling. The Hon’ble High Court of Delhi has disposed of the proceedings, including the appeal vide its order dated July 29, 2015 as parties have entered into a settlement.

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

In December 2014 the Company and its officers received summons from the Court of Additional Chief Metropolitan Magistrate in Mumbai to answer on the above complaint. Exercising our right as per law, a revision petition against the summoning order has been filed before the Sessions Court, Mumbai and the same has allowed the revision petition. The next day of listing of the revision petition is July 22, 2016.

Dispute with Hotel Pine Spring

We filed criminal complaints under the provisions of the Negotiable Instruments Act, 1881, as amended, during fiscal year 2013 to recover monies related to the dishonoring of checks in the amount of Rs.40.0 million (approximately $0.6 million) provided to us by Hotel Pine Spring, one of our hotels and packages vendors in Srinagar, India. These checks were provided as security for deposits made by us under our agreements signed with the hotel in fiscal years 2011 and 2012 in order to assure available room inventory at pre-agreed rates. We deposited the checks when the agreements were not complied with by the hotel, including by not providing a bank guarantee. We have initiated criminal proceedings against the hotel and its owner for failing to honor the checks and also for breach of the terms of the agreement. Hotel Pine Spring has failed to appear before the Magistrate on various occasions and non-bailable warrants have been issued. The next date in the matter is November 26, 2016.

B. Significant Changes

There has been no significant subsequent event following the close of the last financial year up to the date of this Annual Report that is known to us and requires disclosure in this Annual Report for which disclosure was not made in this Annual Report.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

Our outstanding ordinary shares are currently listed and traded on the Nasdaq Global Market under the symbol “MMYT.”

The following table shows the reported high and low trading prices quoted in US dollars for our ordinary shares on the NASDAQ Global Market.

	Nasdaq Global Market Price Per Ordinary Share
Period	High	Low
Fiscal Year
2012	$34.22	$16.06
2013	$23.63	$10.77
2014	$29.73	$12.50
2015	$36.12	$19.06
2016	$24.04	$11.97
Fiscal Quarter
2015
1st Quarter	$35.66	$19.06
2nd Quarter	$36.12	$25.92
3rd Quarter	$30.46	$21.42
4th Quarter	$28.19	$20.56
2016
1st Quarter	$24.04	$17.81
2nd Quarter	$20.81	$11.97
3rd Quarter	$19.05	$13.55
4th Quarter	$22.99	$14.88
Month
2015
December	$19.05	$17.12
2016
January	$22.99	$16.35
February	$18.43	$14.88
March	$19.87	$17.04
April	$20.20	$17.55
May	$18.46	$14.33
June(1)	$15.55	$13.76

Note:

(1)	Until June 10, 2016.

B. Plan of Distribution

Not Applicable.

C. Markets

Our ordinary shares are listed on the Nasdaq Global Market under the symbol “MMYT”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

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

As of March 31, 2016, our stated capital was $232,034,707.63 comprising 42,222,237 ordinary shares with a par value of $0.0005 each.

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

Convertible Notes

On January 7, 2016, we entered into a purchase agreement pursuant to which we issued and sold $180.0 million of 4.25% convertible notes due 2021, redeemable at par value, in two tranches to Ctrip. Interest on the convertible notes is payable on a semi-annual basis. The notes are convertible into ordinary shares at an initial conversion price of $21.45 per share, representing an initial conversion rate of 46.62 ordinary shares per $1,000 principal amount of the convertible notes, and are subject to certain adjustments for certain corporate events as specified in the indenture to the notes, including, among other things, the occurrence of a make-whole fundamental change (as defined in the indenture to the notes and including a chance in control, liquidation or dissolution of our company). In addition, upon the occurrence of a fundamental change (as defined in the indenture to the notes) or departure by Mr. Deep Kalra or Mr. Rajesh Magow prior to January 22, 2019 without the written consent of holders of a majority of the then aggregate principal amount of all the convertible notes issued pursuant the indenture, Ctrip or any transferee has certain rights to require us to repurchase the notes (but in the case of a founder departure, only beginning on January 22, 2019). The convertible notes are also subject to price protection adjustment clauses intended to preserve the relative economic interests of the holder and protect the holder from decreases in the market value of our shares.

In connection with the execution of the purchase agreement, we entered into an investor rights agreement dated January 7, 2016, pursuant to which Ctrip is entitled to designate one director to our board of directors, which director is also entitled to be nominated or appointed to the compensation committee of our board of directors, subject to the approval of our board of directors (which approval shall not to be unreasonably withheld). Ctrip is entitled to this director nomination right so long as (i) the sum of the number of ordinary shares and the number of ordinary shares into which the then-outstanding convertible notes may be converted, in each case, beneficially owned by Ctrip (together with its subsidiaries as defined the investor rights agreement) is at least 5,057,952 ordinary shares; and (ii) the director nomination right has not terminated as a result of any material breach by Ctrip of any provision of the investor rights agreement in accordance the terms thereof. On January 27, 2016, James Jianzhang Liang was appointed as a director of our Company as a nominee of Ctrip.

Pursuant to the investor rights agreement, we have granted certain registration rights to Ctrip. Under the investor rights agreement, at any time or from time to time after January 7, 2016, Ctrip may request that our company effect a registration under the Securities Act of all or any part of the registrable shares (as defined therein) it owns, subject to similar conditions and limitations as the registration rights described in “— Registration Rights” below. The registration rights granted to Ctrip terminate (i) at such time as Rule 144 or another similar exemption under the Securities Act is available for the sale of all (but not just some) of Ctrip’s registrable shares during a three-month period without registration on such sale or (ii) upon Ctrip and its affiliates ceasing to own less than 1% of the total number of our then-outstanding shares on an as-converted basis.

Subject to the terms and conditions of the investor rights agreement, Ctrip and its subsidiaries are prohibited from transferring, directly or indirectly, any principal amount of the convertible notes or any ordinary shares to our competitors, a list of which may be updated upon mutual agreement from time to time.

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

Subject to the terms of the shareholders agreement described in this Annual Report, at any time or from time to time after February 14, 2011, one or more of the Shareholders may request that our company effect a registration under the Securities Act of all or any part of the Registrable Shares owned by the Shareholders, provided that (i) the Registrable Shares to be so registered have a proposed aggregate offering price net of underwriting commissions, if any, of at least $5.0 million in the aggregate, and (ii) our company shall not be required to effect more than two registrations requested in this manner in any 12 month period.

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

On June 14, 2013, we filed a registration statement on Form F-3 to register all Registrable Shares of SAIF pursuant to the exercise of its demand registration right by SAIF under the abovementioned shareholders agreement. The registration statement was declared effective on July 17, 2013. No shares were sold by SAIF under such registration statement. All such shares have been included in the registration statement on Form F-3 that we filed on February 14, 2014, as amended on March 4, 2014. This registration statement was declared effective on March 10, 2014. As of March 31, 2016, SAIF had sold 3,631,017 ordinary shares under this registration statement.

Pursuant to an investor rights agreement dated January 7, 2016 that we entered into with CTrip in conjunction with the issuance of our 4.25% convertible notes due 2021, we have granted certain registration rights to CTrip. Under the investor rights agreement, at any time or from time to time after January 7, 2016, CTrip may request that our company effect a registration under the Securities Act of all or any part of the registrable shares (as defined therein) it owns, subject to similar conditions and limitations as the registration rights described above. The registration rights granted to CTrip terminate (i) at such time as Rule 144 or another similar exemption under the Securities Act is available for the sale of all (but not just some) of CTrip’s registrable shares during a three-month period without registration on such sale or (ii) upon CTrip and its affiliates ceasing to own less than 1% of the total number of our then-outstanding shares on an as-converted basis.

C. Material Contracts

Described herein.

D. Exchange Controls

India

India regulates ownership of Indian companies by foreigners. Foreign investment in securities issued by Indian companies and exchange controls are generally regulated by the Foreign Exchange Management Act, 1999, as amended, and the regulations framed thereunder or the FEMA. Transfers of any security of an Indian company from foreigners to Indian residents and vice versa are required to be in accordance with FEMA or as permitted by the Reserve Bank of India. These regulations and restrictions may apply to acquisitions by us or our affiliates, including MMT India and affiliates which are not resident in India, of shares in Indian companies or the provision of funding by us or any other entity to Indian companies within our group. For example, under its consolidated foreign direct investment policy, the Government of India has set out additional requirements for foreign investments in India, including requirements with respect to downstream investments by Indian companies owned or controlled by foreign entities, and the transfer of ownership or control of Indian companies in sectors with caps on foreign investment from resident Indian persons or entities to foreigners, as well as such transaction between foreigners. Further, India’s Foreign Exchange Management Act, 1999, as amended, and the rules and regulations promulgated thereunder, restrict us from lending to or borrowing from our Indian Subsidiaries. These requirements currently include restrictions on valuations and sources of funding for such investments and may include prior approval from the Government of India.

Further, the Government of India has recently made and may continue to make revisions to the FDI Policy on e-commerce in India (including in relation to business model and permitted services). Such changes may require us to make changes to our business in order to comply with Indian law.

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

Under Indian law, an Indian company is permitted to declare or pay dividends for any fiscal year out of profits for that year (calculated to include any dividend distribution tax) after providing for depreciation in the manner prescribed. However, no company is permitted to declare dividends unless carried over previous losses and depreciation not provided in the previous year or years are setoff against profits of the company for the current year.

If profits for a particular year are insufficient to declare dividends (including interim dividends), the dividends for that year may be declared and paid out from accumulated profits if the following conditions are fulfilled:

•	the rate of dividend to be declared shall not exceed the average of the rates at which dividends were declared in the three years immediately preceding that year (except where no dividends have been declared in each of the preceding three years);

•	the total amount to be drawn from the accumulated profits earned in previous years shall not exceed an amount equal to one-tenth of the sum of the company’s paid-up share capital and free reserves (based on the latest audited financial statements available), and the amount so drawn shall first be utilized to set off the losses incurred in the financial year in which dividend is declared before any dividend in respect of equity shares is declared; and;

•	the balance of the reserves after such withdrawal shall not fall below 15.0% of the company’s paid-up share capital (based on the latest audited financial statements available).

Exchange Rates

Our consolidated financial statements and other financial data included in this Annual Report are presented in US dollars. Our business and operations are primarily conducted in India through our Indian subsidiary, MMT India. The functional currency of MMT India is Indian Rupees and its revenues and expenses are denominated in that currency. The functional currency of the Hotel Travel Group is the US dollar but a significant amount of its trade and other receivables, trade and other payables and cash and cash equivalents are denominated in Euro. The functional currency of the ETB Group is the Euro but a significant amount of its trade and other receivables, trade and other payables and cash and cash equivalent are denominated in US dollars. We report our consolidated financial results in US dollars. The conversion of Indian Rupees into US dollars in this Annual Report is based on the noon buying rate in The City of New York for cable transfers of Indian Rupees as certified for customs purposes by the Federal Reserve Bank of New York. For your convenience, unless otherwise noted, all translations from Indian Rupees to US dollars and from US dollars to Indian Rupees in this Annual Report were made at a rate of Rs. 67.12 per $1.00, the noon buying rate in effect as of May 31, 2016. We make no representation that any Indian Rupee or US dollar amounts referred to in this Annual Report could have been or could be converted into US dollars or Indian Rupees, as the case may be, at any particular rate or at all. The effects of foreign currency translation adjustments are included as a component of other comprehensive income in our shareholders’ equity.

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

	Indian Rupees per US Dollar Noon Buying Rate
Period	Period End	Average(1)	Low	High
Fiscal Year
2012	50.89	47.85	44.00	53.71
2013	54.52	54.35	50.64	57.13
2014	60.00	60.42	53.65	68.80
2015	62.31	61.11	58.30	63.67
2016	66.25	65.39	61.99	68.84
Month
December 2015	66.19	66.50	66.0	67.10
January 2016	67.87	67.33	66.49	68.08
February 2016	68.21	68.24	67.57	68.84
March 2016	66.25	66.89	66.25	67.75
April 2016	66.39	66.42	66.05	66.70
May 2016(2)	67.12	66.89	66.36	67.59

Notes:

(1)	Averages for a period other than one month are calculated by using the average of the noon buying rate at the end of each month during the period. Monthly averages are calculated by using the average of the daily noon buying rates during the relevant month.
(2)	Through May 31, 2016.

	Euro per US Dollar Noon Buying Rate
Period	Period End	Average(1)	Low	High
Fiscal Year
2012	0.75	0.73	0.79	0.67
2013	0.78	0.78	0.83	0.73
2014	0.73	0.75	0.78	0.72
2015	0.93	0.79	0.95	0.72
2016	0.88	0.91	0.95	0.86
Month
December 2015	0.92	0.92	0.95	0.91
January 2016	0.92	0.92	0.93	0.91
February 2016	0.92	0.90	0.92	0.88
March 2016	0.88	0.90	0.92	0.88
April 2016	0.87	0.88	0.89	0.87
May 2016(2)	0.90	0.88	0.90	0.87

Notes:

(1)	Averages for a period other than one month are calculated by using the average of the noon buying rate at the end of each month during the period. Monthly averages are calculated by using the average of the daily noon buying rates during the relevant month.
(2)	Through May 31, 2016.

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

Additional Reporting Requirements

US individuals (and, under proposed regulations, certain entities) that own “specified foreign financial assets” with an aggregate value in excess of certain threshold amounts are generally required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-US persons, (ii) financial instruments and contracts held for investment that have non-US issuers or counterparties, and (iii) interests in foreign entities. Our ordinary shares may be subject to these rules. US Holders that are individuals should consult their tax advisers regarding the application of this requirement to their ownership of our shares.

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

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

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our business activities are exposed to a variety of market risks, including credit risk, foreign currency risk and interest rate risk.

Credit Risk. Financial instruments that potentially subject us to concentrations of credit risk consist principally of term deposits, cash equivalents, and trade and other receivables. By their nature, all such financial instruments involve risks, including the credit risk of non-performance by counterparties. Our cash equivalents, bank balances and term deposits are placed with banks with high investment grade credit ratings, and our term deposits may be withdrawn at any time prior to maturity except that this would result in a lower interest rate. Trade and other receivables are typically unsecured and arise mainly from commissions and incentive payments owing to us from our airline suppliers, receivables from our hotel suppliers which represent amounts owing to us from deposits we place with such hotels, and receivables from our corporate and retail customers to whom we typically extend credit periods. We review the credit worthiness of our clients to which we have granted credit terms in the normal course of the business. We believe there is no significant risk of loss in the event of non-performance of the counterparties to these financial instruments, other than the amounts already provided for in our financial statements. See note 34 to our audited consolidated financial statements included elsewhere in this Annual Report for additional information relating to our exposure to credit risk.

Foreign Exchange Risk. We are exposed to movements in currency exchange rates, primarily those related to the US dollar and the Indian Rupee. As the functional currency of MMT India, our key operating subsidiary, is the Indian Rupee, our exposure to foreign currency risk primarily arises in respect of our non-Indian Rupee-denominated trade and other receivables, trade and other payables and cash and cash equivalents, which were $9.2 million, $44.3 million and $0.7 million, respectively, as of March 31, 2016. Based on our operations in fiscal year 2016, a 10.0% appreciation of the US dollar against the Indian Rupee as of March 31, 2016, assuming all other variables remained constant, would have increased our loss for fiscal year 2016 by $3.3 million. Similarly, a 10.0% depreciation of the US dollar against the Indian Rupee as of March 31, 2016, assuming all other variables remained constant, would have decreased our loss for fiscal year 2015 by $3.3 million.

Further, we are also exposed to movements in currency exchange rates between the US dollar and the Euro. As the functional currency of the Hotel Travel Group is the US dollar, our exposure to foreign currency risk primarily arises in respect of our non-US dollar denominated trade and other receivables, trade and other payables and cash and cash equivalents, which were $0.8 million, $2,2 million and $0.6 million, respectively, as of March 31, 2016. Based on our operations in fiscal year 2016, a 10.0% appreciation of the Euro against the US dollar as of March 31, 2016, assuming all other variables remained constant, would have increased our loss for the year by $0.1 million. Similarly, a 10.0% depreciation of the Euro against the US dollar as of March 31, 2015, assuming all other variables remained constant, would have decreased our loss for the year by $0.1 million.

Similarly, as the functional currency of the ETB Group is the Euro, our exposure to foreign currency risk primarily arises in respect of our non-Euro denominated trade and other receivables, trade and other payables and cash and cash equivalents, which were $0.1 million, $4.7 million and $0.2 million, respectively, as of March 31, 2016. Based on our operations in fiscal year 2016, a 10.0% appreciation of the US dollar against the Euro as of March 31, 2016, assuming all other variables remained constant, would have increased our loss for the year by $0.4 million. Similarly, a 10.0% depreciation of the US dollar against the Euro as of March 31, 2016, assuming all other variables remained constant, would have decreased our loss for the year by $0.4 million.

We are also exposed to movements between the US dollar and the Indian Rupee in our operations, as 2.9%, 1.8% and 1.1% of our revenue for fiscal years 2014, 2015 and 2016, respectively, was generated by MMT India from its air ticketing business and received in US dollars although our expenses are generally incurred in Indian Rupees. Additionally, we receive revenue from our hotels and packages business in Indian Rupees, but a portion of our expenses in this segment (those relating to outbound packages from India in particular) could be incurred in a non-Indian currency. We currently do not have any hedging agreements or similar arrangements with any counter-party to cover our exposure to any fluctuations in foreign exchange rates. Fluctuation in the Indian Rupee-US dollar exchange rate could have a material adverse effect on our business and our financial condition and results of operations as reported in US dollars. For more information, see “Risk Factors — Risks Related to Us and Our Industry — Our Results of Operations are Subject to Fluctuations in Currency Exchange Rates”.

Interest Rate Risk. Our exposure to interest rate risk for changes in interest rates relates primarily to our term deposits and bank overdrafts. As of March 31, 2016, we had fixed rate financial instruments consisting of $169.3 million of term deposits and $7.2 million of variable rate financial instruments, consisting of our bank overdrafts. As of March 31, 2015, we had fixed rate financial instruments consisting of $93.5 million of term deposits. We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. Our future interest income and financing cost may fluctuate in line with changes in interest rates. As of March 31, 2016, we had $7.2 million outstanding on account of variable rate financial instruments. A sensitivity analysis shows that an increase of 100 basis points in interest rates as of March 31, 2016 would have increased loss by $0.1 million and would not have had any impact on our equity. Similarly, a decrease of 100 basis points in interest rates as of March 31, 2016 would have decreased loss by $0.1 million and would not have had any impact on our equity. As of March 31, 2015, we had no amount outstanding on account of variable rate financial instruments. A sensitivity analysis shows that any increase in the interest rates as of March 31, 2015 would not have affected our profit or loss and would not have had any impact on our equity.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

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

Based on their evaluation as of March 31, 2016, our group chief executive officer and group chief financial officer have concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that material information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the group chief executive officer and group chief financial officer, as appropriate to allow timely decisions about required disclosures.

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

Our management, with the participation of our group chief executive officer and our group chief financial officer, assessed the effectiveness of our internal control over financial reporting as of March 31, 2016. In conducting its assessment of internal control over financial reporting, management based its evaluation on the 2013 framework in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation, our management has concluded that our internal control over financial reporting was effective as of March 31, 2016.

Our independent registered public accounting firm, KPMG, has audited the consolidated financial statements included in this Annual Report on Form 20-F, and as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of March 31, 2016.

C. Attestation Report of the Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

MakeMyTrip Limited:

We have audited MakeMyTrip Limited and subsidiaries’ (“the Company”) internal control over financial reporting as of March 31, 2016, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2016, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Company as of March 31, 2015 and 2016, and the related consolidated statements of profit or loss and other comprehensive income (loss), changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2016, and our report dated June 13, 2016 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Gurgaon, India

June 13, 2016

D. Changes in Internal Control over Financial Reporting

During the period covered by this Annual Report on Form 20-F, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Messrs. Vivek N. Gour, Ranodeb Roy and Aditya Tim Guleri and is chaired by Mr. Gour. Each of our audit committee members satisfies the independence requirements of Rule 5605(a)(2) of the Nasdaq Stock Market, Marketplace Rules, and the independence requirements of Rule 10A-3(b)(1) under the Exchange Act. See “Item 6. Directors, Senior Management and Employees — C. Board Practices” for the experience and qualifications of the members of the audit committee. Our board of directors has also determined that Mr. Gour qualifies as an audit committee financial expert within the meaning of the SEC rules.

ITEM 16B.	CODE OF ETHICS

We have adopted a written code of business conduct and ethics that provides that our directors and officers are expected to avoid any action, position or interest that conflicts with the interests of our company or gives the appearance of a conflict. Directors and officers have an obligation under our code of business conduct and ethics to advance our company’s interests when the opportunity to do so arises. The full text of our code of business conduct and ethics is available on our website, at http://investors.makemytrip.com/.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our financial statements prepared in accordance with IFRS as issued by IASB are audited by KPMG, a firm registered with the Public Company Accounting Oversight Board in the United States.

KPMG has served as our independent registered public accountant for each of the years ended March 31, 2014, March 31, 2015 and March 31, 2016 for which audited statements appear in this Annual Report.

The following table shows the aggregate fees for services rendered by KPMG to us, including our subsidiaries, in fiscal years 2015 and 2016.

	Fiscal
	2015	2016
Audit fees (audit and review of financial statements)	$270,379	$286,442
Tax fees (other certifications and tax advisory services)	108,743	217,850
All other fees (advisory services)	1,672	2,751

Total	$380,794	$507,043

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

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table provides information about purchases by us during fiscal year 2016 and April and May 2016 of our outstanding ordinary shares, par value $0.0005 per share:

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share(2)		(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(1)
Up to 03/31/15	60,242		$15.37	60,242	$24,074,275
04/01/15 – 04/30/15	NIL	$	NIL	NIL	$24,074,275
05/01/15 – 05/31/15	95,000		$18.67	95,000	$22,300,575
06/01/15 – 06/30/15	NIL	$	NIL	NIL	$22,300,575
07/01/15 – 07/31/15	NIL	$	NIL	NIL	$22,300,575
08/01/15 – 08/31/15	362,760		$13.31	362,760	$17,472,175
09/01/15 – 09/30/15	139,659		$13.43	139,659	$15,597,055
10/01/15 – 10/31/15	17,474		$13.65	17,474	$15,358,456
11/01/15 – 11/30/15	NIL	$	NIL	NIL	$15,358,456
12/01/15 – 12/31/15	NIL	$	NIL	NIL	$15,358,456
01/01/16 – 01/31/16	NIL	$	NIL	NIL	$140,358,456
02/01/16 – 02/29/16	153,464		$15.33	153,464	$138,007,966
03/01/16 – 03/31/16	NIL	$	NIL	NIL	$138,007,966
04/01/16 – 05/31/16	24,050		$14.48	24,050	$137,659,670

Total	852,649		14.48	852,649	$137,659,670

Notes:

(1)	On November 6, 2012, our board of directors authorized us to purchase our outstanding ordinary shares, par value $0.0005 per share. The authorization permits us to purchase our ordinary shares in the open market, in privately negotiated transactions or otherwise in an aggregate amount of up to $25 million. Further, on January 22, 2016, our Board of Directors authorized the Company to increase the share repurchase plan to an amount aggregating up to $150 million at a price per ordinary share not to exceed $21.50 until November 30, 2021. We repurchased 100, 20,000 and 768,357 ordinary shares at an average price of approximately $12.50 per share, $20.83 per share and $14.41 per share (excluding broker and transaction fees) in fiscal year 2014, 2015 and 2016, respectively. As of March 31, 2016, we had remaining authority to repurchase up to approximately $138.01 million of our outstanding ordinary shares.
(2)	The average price paid per share excludes broker and transaction fees.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

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

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See “Item 18. Financial Statements” for a list of the financial statements filed as part of this Annual Report.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements are filed as part of this Annual Report, together with the report of the independent registered public accounting firms:

•	Report of Independent Registered Public Accounting Firm.

•	Consolidated Statement of Financial Position as of March 31, 2015 and 2016.

•	Consolidated Statement of Profit or Loss and other Comprehensive Income (Loss) for the years ended March 31, 2014, 2015 and 2016.

•	Consolidated Statement of Changes in Equity for the years ended March 31, 2014, 2015 and 2016.

•	Consolidated Statement of Cash Flows for the years ended March 31, 2014, 2015 and 2016.

•	Notes to the Consolidated Financial Statements.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report:

1.1	Constitution of MakeMyTrip Limited (Incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

2.1	Form of ordinary share certificate (Incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

2.2	Convertible Notes Purchase Agreement dated January 7, 2016 by and between MakeMyTrip Limited and CTrip.com International, Ltd. (Incorporated by reference to Exhibit 99.2 to Form 6-K (File No. 001-34837) as filed with the SEC on January 1, 2016).

2.3	Indenture dated January 14, 2016 by and between MakeMyTrip Limited and The Bank of New York Mellon, Singapore Branch (Incorporated by reference to Exhibit 99.3 to Form 6-K (File No. 001-34837) as filed with the SEC on January 1, 2016).

2.4	Investor Rights Agreement dated January 7, 2016 by and between MakeMyTrip Limited and CTrip.com International, Ltd. (Incorporated by reference to Exhibit 99.1 to Form 6-K (File No. 001-34837) as filed with the SEC on January 1, 2016).

4.1	Amended and Restated MakeMyTrip.com 2001 Equity Option Plan (Incorporated by reference to Exhibit 10.1.1 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.2	MakeMyTrip 2010 Share Incentive Plan (Incorporated by reference to Exhibit 10.1.2 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.3	Fourth Amended and Restated Shareholders Agreement dated July 16, 2010 by and among the shareholders named therein and our company (Incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.4	Global Agreement executed February 14, 2013 (effective as of April 1, 2012) by and between MMT India and Amadeus IT Group, S.A. (Incorporated by reference to Exhibit 4.4 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 13, 2013)

4.5	Passenger Sales Agency Agreement dated August 30, 2002 by and between MMT India and each IATA member, represented by the Director General of IATA (Incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.6	Business Process Outsourcing Services Agreement dated March 5, 2008 by and between MMT India and IBM (Incorporated by reference to Exhibit 10.6.1 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.7	Statement of Work dated March 5, 2008 by and between MMT India and IBM, or the IBM Statement of Work (Incorporated by reference to Exhibit 10.6.2 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.8	First Amendment to the IBM Statement of Work dated July 16, 2008 (effective as of March 5, 2008), by and between MMT India and IBM (Incorporated by reference to Exhibit 10.6.3 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.9	Second Amendment to the IBM Statement of Work dated July 28, 2009 (effective as of May 1, 2009), by and between MMT India and IBM (Incorporated by reference to Exhibit 10.6.4 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.10	Amendment Number 3 to the Business Process Outsourcing Services Agreement dated November 4, 2009 (effective as of June 1, 2009) by and between MMT India and IBM (Incorporated by reference to Exhibit 10.6.5 to the Registration Statement on Form F-1 (File No. 333-172572) as filed with the SEC on March 2, 2011).

4.11	Fourth Amendment to the Business Process Outsourcing Services Agreement dated December 9, 2010 (effective as of April 1, 2010) by and between MMT India and IBM (Incorporated by reference to Exhibit 10.6.6 to the Registration Statement on Form F-1 (File No. 333-172572) as filed with the SEC on March 2, 2011).

4.12	Fifth Amendment to the Business Process Outsourcing Services Agreement dated December 10, 2010 (effective as of July 15, 2010) by and between MMT India and IBM (Incorporated by reference to Exhibit 10.6.7 to the Registration Statement on Form F-1 (File No. 333-172572) as filed with the SEC on March 2, 2011).

4.13	Sixth Amendment to the Master Services Agreement and Statement of Work dated December 18, 2010 (effective as of December 1, 2010) by and between MMT India and IBM (Incorporated by reference to Exhibit 10.6.8 to the Registration Statement on Form F-1 (File No. 333-172572) as filed with the SEC on March 2, 2011).

4.14	Seventh Amendment to Master Services Agreement and Statement of Work dated April 7, 2011 by and between MMT India and IBM (Incorporated by reference to Exhibit 10.6.9 to the Registration Statement on Form F-1 (File No. 333-172572) as filed with the SEC on May 13, 2011).

4.15	Eighth Amendment to the Master Services Agreement and Statement of Work dated October 27, 2011 (effective as of August 1, 2011) by and between MMT India and IBM (Incorporated by reference to Exhibit 4.18 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 25, 2012).

4.16	Ninth Amendment to the Master Services Agreement and Statement of Work dated December 29, 2011 (effective as of January 1, 2012) by and between MMT India and IBM (Incorporated by reference to Exhibit 4.19 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 25, 2012).

4.17	Statement of Work dated December 29, 2011 (effective as of January 1, 2012) by and between MMT India and IBM (Incorporated by reference to Exhibit 4.20 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 25, 2012).

4.18	Amendment No. 10 to the Master Service Agreement and Statement of Work dated July 4, 2012 by and between MMT India and IBM (Incorporated by reference to Exhibit 4.18 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 13, 2013).

4.19	Amendment No. 11 to the Business Process Outsourcing Services Agreement dated November 1, 2012 by and between MMT India and IBM (Incorporated by reference to Exhibit 4.19 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 13, 2013).

4.20	Amendment No. 12 to the Business Process Outsourcing Services Agreement and Statement of Work dated July 12, 2013 by and between MMT India and IBM (Incorporated by reference to Exhibit 4.20 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 6, 2014).

4.21	Amendment No. 13 to the Business Process Outsourcing Services Agreement dated September 27, 2013 by and between MMT India and IBM (Incorporated by reference to Exhibit 4.21 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 6, 2014).

4.22	Amendment No. 14 to the Business Process Outsourcing Services Agreement dated June 26, 2014 by and between MMT India and IBM (Incorporated by reference to Exhibit 4.22 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 9, 2015).

4.23	Amendment No. 15 to the Business Process Outsourcing Services Agreement dated October 14, 2014 by and between MMT India and IBM (Incorporated by reference to Exhibit 4.22 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 9, 2015).

4.24	Amendment No. 16 to the Business Process Outsourcing Services Agreement dated October 1, 2014 by and between MMT India and IBM (Incorporated by reference to Exhibit 4.22 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 9, 2015).

4.25	Amendment No. 17 to the Business Process Outsourcing Services Agreement dated October 18, 2014 by and between MMT India and IBM (Incorporated by reference to Exhibit 4.22 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 9, 2015).

4.26	Letter from IBM to MMT India dated November 15, 2013 regarding change of control of IBM (Incorporated by reference to Exhibit 4.22 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 6, 2014).

4.27	Letter from Concentrix Corporation to MMT India dated January 31, 2014 regarding the acquisition of IBM by Synnex (Incorporated by reference to Exhibit 4.23 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 6, 2014).

4.28.1	Master Services Agreement dated July 6, 2009 by and between MMT India and RightNow Technologies, Inc (Incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.28.2	Oracle Cloud Services Agreement dated May 14, 2014 by and between MMT India and Oracle India Pvt Ltd. (Incorporated by reference to Exhibit 4.25 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 6, 2014).

4.29	Sanction Letter for Working Capital Facilities dated September 7, 2009 by and between MMT India and HDFC Bank (including letter of amendment) (Incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.30	Sanction Letter for Working Capital Facilities dated January 6, 2011 by and between MMT India and HDFC Bank (Incorporated by reference to Exhibit 10.10.2 to the Registration Statement on Form F-1 (File No. 333-172572) as filed with the SEC on March 2, 2011).

4.31	Sanction Letter for Working Capital Facilities dated June 5, 2014 by and between MMT India and HDFC Bank (Incorporated by reference to Exhibit 4.22 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 9, 2015).

4.32	Sanction Letter for Credit Facilities dated December 17, 2012 by and between MMT India and Yes Bank Limited (Incorporated by reference to Exhibit 4.23 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 13, 2013).

4.33	Supplemental Master Facility Agreement dated February 7, 2013 by and between MMT India and Yes Bank Limited (Incorporated by reference to Exhibit 4.24 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 13, 2013).

4.34	Sanction Letter for Credit Facilities dated December 17, 2013 by and between MMT India and IndusInd Bank (Incorporated by reference to Exhibit 4.30 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 6, 2014).

4.35	Sanction Letter for Credit Facilities dated January 31, 2014 by and between MMT India and IndusInd Bank (Incorporated by reference to Exhibit 4.31 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 6, 2014).

4.36	Sanction Letter for Credit Facilities dated March 18, 2014 by and between MMT India and IndusInd Bank (Incorporated by reference to Exhibit 4.32 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 6, 2014).

4.37	Addendum Sanction Letter for Credit Facilities dated October 28, 2014 by and between MMT India and IndusInd Bank (Incorporated by reference to Exhibit 4.22 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 9, 2015).

4.38	Master General Terms Agreement dated February 6, 2014 by and between MMT India and IndusInd Bank (Incorporated by reference to Exhibit 4.33 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 6, 2014).

4.39	Form of director and executive officer indemnification agreement (Incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.40**#	Amendment No. 18 to the Business Process Outsourcing Services Agreement and the IBM Statement of Work dated January 10, 2014 (effective October 1, 2014) by and between MMT India and IBM.

4.41**#	Amendment No. 19 to the Business Process Outsourcing Services Agreement and the IBM Statement of Work dated August 24, 2015 (effective as of August 17, 2015) by and between MMT India and IBM.

4.42**#	Amendment No. 20 to the Business Process Outsourcing Services Agreement and the IBM Statement of Work dated February 22, 2016 (effective as of January 1, 2016) by and between MMT India and IBM.

4.43**#	Statement of Work dated March 3, 2016 (effective as of February 29, 2016) by and between MMT India and Concentrix Daksh Services India Private Limited.

8.1**	List of significant subsidiaries of MakeMyTrip Limited.

12.1**	Certification by the Chief Executive Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2**	Certification by the Chief Financial Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1**	Consent of Independent Registered Public Accounting Firm.

Notes:

**	Filed herewith
#	Confidential treatment requested

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: June 14, 2016

MAKEMYTRIP LIMITED

By:	/s/ Deep Kalra
Name:	Deep Kalra
Title:	Group Chairman and Group Chief Executive Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

MakeMyTrip Limited:

We have audited the accompanying consolidated statements of financial position of MakeMyTrip Limited and subsidiaries’ (“the Company”) as of March 31, 2015 and 2016, and the related consolidated statements of profit or loss and other comprehensive income (loss), changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2015 and 2016, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 13, 2016 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG

Gurgaon, India

June 13, 2016

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Amounts in USD thousands)

		As at March 31
	Note	2015	2016
Assets
Property, plant and equipment	17	8,900	10,285
Intangible assets and goodwill	18	36,000	34,886
Trade and other receivables, net	20	901	946
Investment in equity-accounted investees	8	1,696	16,713
Other investments	9	5,938	6,690
Term deposits	22	864	20,757
Non-current tax assets		10,976	13,162
Other non-current assets	24	473	15,549

Total non-current assets		65,748	118,988

Inventories		1,997	527
Current tax assets		88	69
Trade and other receivables, net	20	28,951	28,222
Term deposits	22	92,628	148,555
Other current assets	23	40,346	51,194
Cash and cash equivalents	21	49,857	53,434

Total current assets		213,867	282,001

Total assets		279,615	400,989

Equity
Share capital	25	21	21
Share premium	25	242,662	248,732
Reserves		571	(5,817)
Accumulated deficit		(100,181)	(188,217)
Share based payment reserve		28,612	37,903
Foreign currency translation reserve	25	(14,427)	(15,013)

Total equity attributable to equity holders of the Company		157,258	77,609
Non-controlling interest		596	—

Total equity		157,854	77,609

Liabilities
Loans and borrowings	27	362	195,283
Employee benefits	31	1,345	1,641
Deferred revenue	30	3,147	1,407
Deferred tax liabilities	19	226	203
Other non-current liabilities	29	987	770

Total non-current liabilities		6,067	199,304

Bank overdraft	21	—	7,161
Loans and borrowings	27	137	2,017
Trade and other payables	33	103,655	110,296
Deferred revenue	30	4,149	2,085
Other current liabilities	28	7,753	2,517

Total current liabilities		115,694	124,076

Total liabilities		121,761	323,380

Total equity and liabilities		279,615	400,989

See accompanying notes to consolidated financial statements

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (LOSS)

(Amounts in USD thousands, except per share data)

	Note	For the year ended March 31
		2014	2015	2016
Revenue
Air ticketing		66,523	74,325	78,172
Hotels and packages		184,501	220,512	251,713
Other revenue	10	4,351	4,825	6,169

Total revenue		255,375	299,662	336,054
Other income	11	1,312	853	1,014

Service cost
Procurement cost of hotel and packages services		144,508	157,897	165,264
Cost of air tickets coupon		4,471	2,816	1,770
Personnel expenses	12	37,221	44,318	49,018
Marketing and sales promotion expenses		27,885	42,724	108,966
Other operating expenses	13	52,231	59,345	67,954
Depreciation, amortization and impairment	14	5,692	7,955	10,923

Result from operating activities		(15,321)	(14,540)	(66,827)

Finance income	15	2,442	3,168	1,586
Finance costs	15	7,776	6,712	20,327

Net finance costs		(5,334)	(3,544)	(18,741)

Impairment in respect of an equity accounted investee		—	—	(959)
Share of loss of equity-accounted investees		(171)	(139)	(1,860)

Loss before tax		(20,826)	(18,223)	(88,387)
Income tax expense	16	(79)	(135)	(155)

Loss for the year		(20,905)	(18,358)	(88,542)

Other comprehensive income (loss)
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences on foreign operations		(2,768)	(776)	(565)
Net change in fair value of available-for-sale financial assets		(986)	1,965	752

		(3,754)	1,189	187

Items that will never be reclassified subsequently to profit or loss:
Remeasurement of defined benefit (asset) liability		64	(142)	(149)

Other comprehensive income (loss) for the year, net of tax		(3,690)	1,047	38

Total comprehensive loss for the year		(24,595)	(17,311)	(88,504)

Profit (Loss) attributable to:
Owners of the Company		(20,934)	(18,252)	(88,518)
Non-controlling interest		29	(106)	(24)

Loss for the year		(20,905)	(18,358)	(88,542)

Total comprehensive income (loss) attributable to:
Owners of the Company		(24,615)	(17,193)	(88,465)
Non-controlling interest		20	(118)	(39)

Total comprehensive loss for the year		(24,595)	(17,311)	(88,504)

Loss per share (in USD)
Basic	26	(0.55)	(0.44)	(2.12)
Diluted	26	(0.55)	(0.44)	(2.12)

See accompanying notes to consolidated financial statements

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

See accompanying notes to consolidated financial statements

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

See accompanying notes to consolidated financial statements

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY—(Continued)

(Amounts in USD thousands)

	Attributable to equity holders of the Company
	Share Capital	Share Premium	Reserve for Own Shares	Fair Value Reserves	Accumulated Deficit	Share Based Payment Reserve	Foreign Currency Translation Reserve	Total	Non- Controlling Interest	Total Equity
Balance as at April 1, 2015	21	242,662	(438)	1,009	(100,181)	28,612	(14,427)	157,258	596	157,854
Total comprehensive income (loss) for the year
Loss for the year	—	—	—	—	(88,518)	—	—	(88,518)	(24)	(88,542)

Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	—	(550)	(550)	(15)	(565)
Net change in fair value of available-for-sale financial assets	—	—	—	752	—	—	—	752	—	752
Remeasurement of defined benefit (asset) liability	—	—	—	—	(149)	—	—	(149)	—	(149)

Total other comprehensive income (loss)	—	—	—	752	(149)	—	(550)	53	(15)	38

Total comprehensive income (loss) for the year	—	—	—	752	(88,667)	—	(550)	(88,465)	(39)	(88,504)

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	—	13,740	—	13,740	—	13,740
Issue of ordinary shares on exercise of share based awards	—	4,425	—	—	—	(4,411)	—	14	—	14
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	38	(38)	—	—	—	—
Own shares acquired	—	—	(11,093)	—	—	—	—	(11,093)	—	(11,093)
Re-issue of own shares to settle the financial liability	—	1,645	3,953	—	—	—	—	5,598	—	5,598

Total contributions by owners	—	6,070	(7,140)	—	38	9,291	—	8,259	—	8,259

Changes in ownership interests in subsidiaries that do not result in a loss of control
Acquisition of non-controlling interest	—	—	—	—	593	—	(36)	557	(557)	—

Total changes in ownership interest in subsidiaries	—	—	—	—	593	—	(36)	557	(557)	—

Total transactions with owners	—	6,070	(7,140)	—	631	9,291	(36)	8,816	(557)	8,259

Balance as at March 31, 2016	21	248,732	(7,578)	1,761	(188,217)	37,903	(15,013)	77,609	—	77,609

See accompanying notes to consolidated financial statements

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts in USD thousands)

	For the year ended March 31
	2014	2015	2016
Cash flows from operating activities
Loss for the year	(20,905)	(18,358)	(88,542)
Adjustments for:
Depreciation	1,836	2,434	2,724
Amortisation of intangible assets	3,856	5,521	6,032
Impairment of intangible assets / capital work in progress	—	—	2,167
Impairment in respect of an equity accounted investee	—	—	959
Loss (gain) on disposal of property, plant and equipment	(81)	101	380
Income on license acquired	—	—	(886)
Gain on bargain purchase	(1,168)	—	—
Net finance costs	5,334	3,544	18,741
Share of loss of equity-accounted investees	171	139	1,860
Share based payment	11,097	12,308	13,685
Income tax expense	79	135	155
Change in inventories	881	(1,551)	1,386
Change in trade and other receivables	(6,414)	754	(3,872)
Change in other assets	(12,827)	(8,087)	(21,766)
Change in trade and other payables	7,572	17,400	6,573
Change in employee benefits	106	294	224
Change in deferred revenue	3,622	3,863	(3,450)
Change in other liabilities	4,887	(3,856)	606
Income tax paid	(2,003)	(3,814)	(2,976)

Net cash generated from (used in) operating activities	(3,957)	10,827	(66,000)

Cash flows from investing activities
Interest received	2,540	2,069	2,919
Proceeds from sale of property, plant and equipment	170	30	228
Redemption of term deposits	32,215	17,214	63,382
Investment in term deposits	(91,588)	(6,215)	(140,008)
Acquisition of property, plant and equipment	(2,088)	(2,809)	(5,696)
Payment for business acquisition, net of cash acquired	(2,221)	—	(1,220)
Investment in equity-accounted investees	—	(712)	(17,836)
Acquisition of intangible assets	(3,481)	(4,159)	(5,413)

Net cash generated from (used in) investing activities	(64,453)	5,418	(103,644)

Cash flows from financing activities
Repurchase of own shares	(1)	(417)	(11,093)
Proceeds from issuance of shares on exercise of share based awards	318	151	14
Direct cost incurred in relation to public offerings	(2,820)	(446)	—
Proceeds from issuance of ordinary shares through follow-on public offering	76,475	—	—
Proceeds from issuance of convertible notes	—	—	180,000
Direct cost incurred in relation to convertible notes	—	—	(2,730)
Acquisition of non-controlling interests	—	—	(850)
Payment of deferred consideration related to business acquisition	—	(1,374)	—
Proceeds from (repayment of) bank loans	(32)	216	146
Payment of finance lease liabilities	(34)	(19)	(16)
Interest paid	(1,447)	(832)	(859)

Net cash generated from (used in) financing activities	72,459	(2,721)	164,612

Increase (Decrease) in cash and cash equivalents	4,049	13,524	(5,032)
Cash and cash equivalents at beginning of the year	35,635	38,011	49,857
Effect of exchange rate fluctuations on cash held	(1,673)	(1,678)	1,448

Cash and cash equivalents at end of the year	38,011	49,857	46,273

See accompanying notes to consolidated financial statements

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

1)	REPORTING ENTITY

MakeMyTrip Limited (the “Parent Company”) together with its subsidiaries and equity accounted investees (collectively, “the Company” or the “Group”) is primarily engaged in the business of selling travel products and solutions in India, the U.S., the Netherlands, Singapore, Malaysia, Thailand, and the U.A.E. The Group offers its customers the entire range of travel services including ticketing, tours and packages, and hotels. The Company is domiciled in Mauritius. The address of the Company’s registered office is Cim Corporate Services Limited, Les Cascades Building, 33 Edith Cavell Street, Port Louis, Mauritius.

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

During the fiscal year ended March 31, 2016, the Company purchased 768,357 of its own shares from the open market at the prevailing market price for USD 11,093, including directly attributable costs.

2)	BASIS OF ACCOUNTING

(a)	Statement of Compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Accounting policies have been applied consistently to all periods presented in these financial statements.

The consolidated financial statements were authorized for issue by the Group’s Board of Directors on June 13, 2016.

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

A Company’s functional currency is the currency of the primary economic environment in which an entity operates and is normally the currency in which the entity primarily generates and expends cash. The functional currency of the Parent Company and its subsidiaries, Hotel Travel Limited and Hotel Travel (HK) Limited is the U.S. dollar. The functional currency for subsidiaries organized in India, the U.S., Singapore, Malaysia, Thailand, British Isles, Cayman Islands, China, British Virgin Islands, the United Arab Emirates, the Netherlands, Switzerland and Israel are their respective local currencies.

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

Information about significant areas of estimation/uncertainty in applying accounting policies that have the most significant effect on the amounts recognised in the consolidated financial statements are as follows:

• Note 3(d) and 9	Available for sale financial assets
• Note 3(e) and 17	Property, plant and equipment
• Note 3(f) and 18	Useful life of intangible assets
• Note 3(i) and 31	Employee benefit plans
• Note 3(k) and 3(l)	Loyalty programs
• Note 3(o), 16 and 19	Income taxes
• Note 3(j)	Provisions and contingent liabilities
• Note 3(d)	Valuation of embedded derivatives in convertible notes
• Note 3(i) and 32	Share based payment

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

• Note 3(h) and 18	Impairment test : key assumptions used in discounted cash flow projections
• Note 3(i) and 31	Measurement of defined benefit obligations : key actuarial assumptions
• Note 3(d)	Valuation of embedded derivative included in convertible notes

3)	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies have been applied consistently to all periods presented in these consolidated financial statements.

(a)	Basis of Consolidation

i)	Subsidiaries

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

iv)	Derivative financial instruments

The Group has an embedded derivative feature in convertible notes. Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Fair value of the derivative is determined on inception using the Black-Scholes model. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted in profit or loss.

v)	Convertible notes

Convertible notes are convertible at the option of the holder into ordinary shares of the Company as per the terms of the issue. Conversion option which is not settled by delivering a fixed number of its own equity instruments for a fixed amount of cash is accounted for separately from the liability component as derivative and initially accounted for at fair value. The liability component is initially recognized at fair value less any directly attributable transaction costs. Directly attributable transaction costs are allocated to the liability component and the conversion option in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of the convertible notes is measured at amortized cost using the effective interest method. The conversion option is subsequently measured at fair value at each reporting date with changes in fair value recognized in profit or loss. The conversion option is presented together with the related liability.

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

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized net within “other income/other operating expenses” in the consolidated statement of profit or loss and other comprehensive income (loss).

Advances paid towards the acquisition of property, plant and equipment outstanding at each reporting date and the cost of property, plant and equipment not ready to use before such date are disclosed as capital work in progress under property, plant and equipment.

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

The estimated useful lives of assets are as follows:

• Computers	3-6 years
• Furniture and fixtures	6 years
• Office equipments	3-5 years
• Motor vehicles	3-7 years
• Diesel generator sets	7 years
• Building	20 years

Leasehold improvements are depreciated over the lease term or useful lives, whichever is shorter.

Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted as appropriate.

(f)	Intangible Assets

i)	Goodwill

Goodwill represents excess of the cost of acquisition over the Group’s share in the fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities. If the excess is negative, a bargain purchase gain is recognized immediately in profit or loss. Subsequent to initial recognition, goodwill is measured at cost less accumulated impairment losses.

ii)	Technology related Development Cost

Technology related development costs incurred by the Group are measured at cost less accumulated amortization and accumulated impairment losses. Cost includes expenses incurred during the application development stage. The costs related to planning and post implementation phases of development are expensed as incurred.

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

The estimated useful lives are as follows:

• Technology related development costs	3-5 years
• Software	5 years
• Customer—related intangible assets	8-10 years
• Contract—related intangible assets	5-6 years
• Marketing—related intangible assets	7-10 years

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

The carrying amounts of the Group’s non-financial assets, primarily property, plant and equipment, technology related development cost, software and other intangible assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested annually for impairment. An impairment loss is recognized if the carrying amount of an asset or cash generating unit (CGU) exceeds its recoverable amount.

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

The grant date fair value of share-based payment awards granted to employees is recognized as a personnel expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. The increase in equity recognized in connection with a share based payment transaction is presented in the share based payment reserve, as a separate component in equity.

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

A provision for onerous contract is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract.

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

The Group provides travel products and services to leisure and corporate travelers in India and abroad. The revenue from rendering these services is recognized in the profit or loss at the time when significant risk and

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

rewards are transferred to the customer. This is generally the case: 1) on the date of departure for tours and packages, 2) date of check in for hotel booking business, and 3) on the issuance of the ticket in the case of sale of airline tickets.

Income from the sale of airline tickets is recognized as an agent on a net commission earned basis, as the Group does not assume any performance obligation post the confirmation of the issuance of an airline ticket to the customer.

Where the Group has procured in advance coupons of airline tickets for an anticipated future demand from customers and assumes the risk of not utilising the coupons at its disposal, income from the sale of such airline tickets is accounted on gross basis.

Incentives from airlines are recognized when the performance obligations under the incentive schemes are achieved.

Income from hotel reservations including commission earned is recognized on a net basis as an agent on the date of check-in as the Group does not assume any performance obligation post the issuance of hotel confirmation voucher to the customer. Where the Group has pre-booked the hotel room nights for an anticipated future demand from the customers and assumes the risk of not utilising the available hotel room nights at its disposal, income from the sale of such hotel room nights is accounted on gross basis. Performance linked incentives from hotels are recognized as income on achievement of performance obligations.

Income from tours and packages, including income on airline tickets sold to customers as a part of tours and packages is accounted on gross basis as the Group is determined to be the primary obligor in the arrangement i.e., the risks and responsibilities are taken by the Group including the responsibility for delivery of services. Income from tours and packages also includes amounts received from hotel vendors against online promotions of hotels brands on our website.

Income from other sources, primarily comprising advertising revenue, income from rail and bus tickets reservation and fees for facilitating website access to a travel insurance company are being recognized as the services are being performed. Income from the rail and bus tickets reservation is recognized as an agent on a net commission earned basis, as the Group does not assume any performance obligation post the confirmation of the issuance of the ticket to the customer.

Revenue is recognized net of cancellations, refunds, discounts and taxes. In the event of cancellation of airline tickets, revenue recognized in respect of commissions earned by the company on such tickets is reversed and is netted off from the revenue earned during the fiscal period at the time the cancellation is made by the customers. In addition, a liability is recognized in respect of the refund due to the customers for the gross amount charged to such customers net of cancellation fees. The revenue from the sale of tours and packages and hotel reservations is recognized on the customer’s departure and check-in dates, respectively. Cancellations, if any, do not impact revenue recognition since revenue is recognized upon the availment of services by the customer.

The Company provides loyalty programs under which participating customers earn loyalty points on current transactions that can be redeemed for future qualifying transactions. Revenue is allocated between the loyalty programme and the other components of the sale when such loyalty programs are offered as concessional offers. The amount allocated to such loyalty programme is deferred, and is recognized as revenue when the Group fulfills its obligations to supply the discounted products/services under the terms of the programme or when it is no longer probable that the points under the programme will be redeemed.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

Further, when loyalty programmes are run as part of the Group’s customer inducement / acquisition activities with the intent of acquiring customers and promoting transactions across various booking platforms, the related cost for providing discounted products/services is recognized as marketing and sales promotion expense instead of as deferral of revenue.

(l)	Marketing and Sales Promotion Costs

Marketing and sales promotion costs comprise of internet, television, radio and print media advertisement costs as well as event driven promotion cost for Group’s products and services. These costs include advertising on websites, television, print formats, search engine marketing, and any other media cost. Additionally, the Group also incurs customer inducement/acquisition costs for acquiring customers and promoting transactions across various booking platforms such as upfront cash incentives and select loyalty programs cost, which when incurred are recorded as marketing and sales promotion costs instead of as a reduction / deferral of revenue. Marketing and sales promotion costs are recognized when incurred.

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

Finance costs comprise interest expense on borrowings, change in financial liability, net loss on change in fair value of derivatives, impairment losses recognized on financial assets, including trade and other receivables, cost related to public offerings and cost related to convertible notes. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

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

The Group presents basic and diluted earnings (loss) per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding after adjusting for the effects of all potential dilutive ordinary shares.

(q)	Government grants

Government grants are recognized when there is reasonable assurance that the conditions attached to the grants are complied with and the grants will be received. Grants awarded for the purchase of property, plant and equipment or development of technology assets are offset against the acquisition or development costs of the respective assets and reduce future depreciation and amortization cost accordingly. Grant awarded for research phase of technology assets are offset against the underlying expenses incurred.

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

Revenue directly attributable to the segments is considered segment revenue. Income from tours and packages is measured on a gross basis and any commission earned on hotel reservations booked is being recognized on a net basis as an agent on the date of check in except where the Group has pre-booked the hotel room nights for an anticipated future demand from the customers and assumes the risk of not utilising the available hotel room nights at its disposal, income from the sale of such hotel room nights is accounted on gross basis. Segment revenue of air ticketing segment is measured on a net basis except where the Group has procured in advance coupons of airline tickets for an anticipated future demand from customers and assumes the risk of not utilising the coupons at its disposal, income from the sale of such airline tickets is accounted on gross basis.

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

(s)	New Accounting Standards and Interpretations Not Yet Adopted

IFRS 9 Financial Instruments:

In July 2014, the International Accounting Standards Board issued the final version of IFRS 9, Financial Instruments. The standard reduces the complexity of the current rules on financial instruments as mandated in IAS 39. IFRS 9 has fewer classification and measurement categories as compared to IAS 39 and has eliminated the categories of held to maturity, available for sale and loans and receivables. Further it eliminates the rule-based requirement of segregating embedded derivatives and tainting rules pertaining to held to maturity investments. For an investment in an equity instrument which is not held for trading, IFRS 9 permits an irrevocable election, on initial recognition, on an individual share-by-share basis, to present all fair value changes from the investment in other comprehensive income. No amount recognized in other comprehensive income would ever be reclassified to profit or loss. It requires the entity, which chooses to measure a liability at fair value, to present the portion of the fair value change attributable to the entity’s own credit risk in other comprehensive income.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

IFRS 9 replaces the ‘incurred loss model’ in IAS 39 with an ‘expected credit loss’ model. The measurement uses a dual measurement approach, under which the loss allowance is measured as either 12 month expected credit losses or lifetime expected credit losses. The standard also introduces new presentation and disclosure requirements.

The effective date for adoption of IFRS 9 is annual periods beginning on or after January 1, 2018, though early adoption is permitted. The Group is currently evaluating the requirements of IFRS 9, and has not yet determined the impact on the consolidated financial statements.

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

In September 2015, the IASB issued an amendment to IFRS 15, deferring the adoption of the standard to periods beginning on or after January 1, 2018 instead of January 1, 2017.

In April 2016, the IASB has amended IFRS 15. The amendments provide clarifications to apply the principles of IFRS 15 and some additional transitional relief to companies.

The Group has not yet selected a transition method and is evaluating the impact of IFRS 15 on the consolidated financial statements.

IFRS 16 Leases:

On January 13, 2016, the International Accounting Standards Board issued the final version of IFRS 16, Leases. IFRS 16 will replace the existing leases standard, IAS 17, Leases, and related Interpretations.

The Standard sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract i.e., the lessee and the lessor. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognise assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. Currently, operating lease expenses are charged to the statement of profit or loss and other comprehensive income (loss). The Standard also contains enhanced disclosure requirements for lessees. The effective date for adoption of IFRS 16 is annual periods beginning on or after January 1, 2019, though early adoption is permitted for companies applying IFRS 15 Revenue from Contracts with Customers. The Group is yet to evaluate the requirements of IFRS 16 and the impact on the consolidated financial statements.

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

When measuring the fair value of an asset or a liability, the group uses market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (Unadjusted) in active markets for identical assets or liabilities.

•	Level 2: Inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: Inputs for the assets or liability that are not based on observable market data.(Unobservable Inputs).

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire valuation.

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

c)	Non Derivative Financial Liabilities

Fair value is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest. For finance leases, the market rate of interest is determined by reference to similar lease agreements.

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

g)	Separable Embedded Derivative

The fair value of the separable embedded derivative in the convertible notes has been determined using Black-Scholes model. Measurement inputs include share price on measurement date, expected term of the instrument, risk free rate (based on government bonds), expected volatility (based on weighted average historic volatility) and expected dividend rate.

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

Interest Rate Risk

A majority of the financing of the Group has come from a mix of ordinary or convertible and redeemable preference shares with nominal dividends, proceeds from public offerings, proceeds from the issuance of the convertible notes and an overdraft facility with banks. The interest rates on the overdraft facility availed by the subsidiaries of the parent company are marginally higher than the interest rates on term deposits with the banks. Further, the interest rate on convertible notes is fixed. Accordingly, there is limited interest rate risk. The Group’s investments in majority of term deposits with banks are for short duration, and therefore do not expose the group to significant interest rate risk.

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

The Group’s business and financial performance are affected by the health of the Indian as well as worldwide travel industry, including changes in supply and pricing. Events specific to the air travel industry that could negatively affect the Group’s business include continued fare increases, travel-related strikes or labor unrest, fuel price volatility. Further, the heavy discounting / promotional schemes strategy followed by the new entrants and existing market players in the Indian Hotels Industry could negatively affect the Group’s hotels and packages business. The Group is also affected by economic conditions worldwide and in India, as poor economic conditions generally result in a reduction in travel volumes.

6)	OPERATING SEGMENTS

The Group has two reportable segments, as described below, which are the Group’s Lines of Business (LoBs). The LoBs offer different products and services, and are managed separately because the nature of products and methods used to distribute the services are different. For each of these LoBs, the Group’s Leadership team comprising of Group Chief Executive Officer, Chief Executive Officer- India, Group Chief Financial Officer, Chief Operating Officer- Online, Chief Products Officer, Chief Technology Officer, Chief Business Officer—Holidays, and Chief Human Resource Officer, reviews internal management reports. Accordingly, the Leadership team is construed to be the Chief Operating Decision Maker (CODM). LoBs assets, liabilities and expenses (other than service cost) are reviewed on an entity-wide basis by the CODM, and hence are not allocated to these LoBs. Segment revenue less service cost from each LoB are reported and reviewed by the CODM on a monthly basis.

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

Information About Reportable Segments:

	For the Year Ended March 31
	Air ticketing			Hotels and packages			Others			Total
Particulars	2014	2015	2016	2014	2015	2016	2014	2015	2016	2014	2015	2016
Revenues	66,523	74,325	78,172	184,501	220,512	251,713	4,351	4,825	6,169	255,375	299,662	336,054

Total segment revenue	66,523	74,325	78,172	184,501	220,512	251,713	4,351	4,825	6,169	255,375	299,662	336,054
Service cost	4,471	2,816	1,770	144,508	157,897	165,264	—	—	—	148,979	160,713	167,034

Segment revenue less service cost	62,052	71,509	76,402	39,993	62,615	86,449	4,351	4,825	6,169	106,396	138,949	169,020
Other income										1,312	853	1,014
Personnel expenses										(37,221)	(44,318)	(49,018)
Marketing and sales promotion expenses										(27,885)	(42,724)	(108,966)
Other operating expenses										(52,231)	(59,345)	(67,954)
Depreciation, amortisation and impairment										(5,692)	(7,955)	(10,923)
Finance income										2,442	3,168	1,586
Finance cost										(7,776)	(6,712)	(20,327)
Impairment in respect of an equity accounted investee										—	—	(959)
Share of loss of equity-accounted investees										(171)	(139)	(1,860)

Loss before tax										(20,826)	(18,223)	(88,387)

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

	Revenue			Non-Current Assets*
	For the Year Ended March 31			As at March 31
Particulars	2014	2015	2016	2015	2016
India	215,394	251,568	295,794	26,208	33,201
United States	8,324	8,296	6,504	41	31
South East Asia	21,152	18,167	10,132	24,752	22,419
Europe	3,893	11,672	12,698	5,230	3,222
Others	6,612	9,959	10,926	118	4,818

Total	255,375	299,662	336,054	56,349	63,691

*	Non-current assets presented above represent property, plant and equipment, intangible assets and goodwill, non-current tax assets, and other non-current assets (excluding financial assets).

In the year ended March 31, 2016, the Group changed the management reporting structure for analysing revenue based on geographical location of customers. In conjunction with that change, the Group now reports its geographical revenues and non-current assets for India, United States, South East Asia, Europe and Other countries. For comparability, the Group has reclassified prior year geographical segment revenues and non-current assets to reflect these changes. These reclassifications only affect segment reporting, and do not change the total consolidated revenue, operating loss, or net loss or total segment revenues or total segment financial results.

Major Customers:

Considering the nature of business, customers normally include individuals. Further, none of the corporate and other customers account for more than 10% or more of the Group’s revenues.

7)	BUSINESS COMBINATIONS

a) Acquisition of Hotel Travel Group

On November 6, 2012, MakeMyTrip Limited (“MMYT”) acquired 100% stake in the companies in the ‘Hotel Travel Group’ (HT Group), a well-established travel company in South East Asia, which has its presence in Thailand, Singapore and Malaysia, with an operating history of over a decade.

As per the terms of the acquisition, MMYT also agreed to pay the selling shareholders over a three years period ending December 2015, additional consideration of USD 10,000 in the form of variable number of equity shares of MMYT subject to certain adjustments. During the year ended March 31, 2015, the first tranche of deferred consideration i.e. USD 1,000 became due, and this financial liability was discharged by re-issuing 38,655 treasury shares.

During the year ended March 31, 2016, the final tranche of deferred consideration i.e. USD 5,598 became due, and this financial liability was discharged by re-issuing 274,135 treasury shares.

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

In April 2015, MMYT entered into an amendment agreement with the selling shareholder and acquired the remaining shares of ITC Group and increased its ownership to 100%. In May 2015, the Company paid USD 850 in cash, and the final tranche of USD 400 was paid in May 2016.

c) Acquisition of Assets of Mygola Inc. (Mygola)

On April 21, 2015, the Company acquired certain technology assets of Mygola Inc. (U.S.) that will be used to further develop its capability in online travel planning. Further, the employees of Mygola team have joined the MakeMyTrip Group.

The acquisition was conducted by entering into an Asset Purchase Agreement (APA) for a cash consideration of USD 1,220. The acquisition has been accounted for under the acquisition method of accounting in accordance with IFRS 3 “Business Combinations”.

The purchase price has been allocated based on management’s estimates of fair values as follows:

Intangible assets	1,220

Total identifiable net assets assumed	1,220

The Group incurred acquisition related costs of USD 165 relating to external legal fees, due diligence cost and related taxes. These amounts have been included in other operating expenses in the consolidated statement of profit or loss and other comprehensive income (loss) for the year ended March 31, 2016.

8)	INVESTMENT IN EQUITY-ACCOUNTED INVESTEES

a) My Guest House Accommodations Private Limited

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

In September 30, 2015, the Company recognized an impairment loss of USD 959 in respect of its investment in My Guest House Accommodations Private Limited (MGH). MGH is engaged in the business of aggregation, sales and distribution of hotel room inventory. The operations of MGH have been severely affected due to the increased competition from new entrants in the hotel aggregation market in India. Further, MGH has

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

granted perpetual, transferable and irrevocable access of its technology platform license to the Company against diminution in the value of the investment in MGH. The Company has classified the license of USD 886 as capital work in progress under intangible assets with a corresponding income in the statement of profit or loss and comprehensive income (loss) under “Other Income”. The license was valued using the replacement cost method.

b) Simplotel Technologies Private Limited

In December 2014, the Company acquired 16.96% equity interest in Simplotel Technologies Private Limited (Simplotel), which owns and operates www.simplotel.com, and is engaged in the business of building websites and booking engines for hotels. The Company paid cash consideration of USD 712 for the purchase of new shares. Further, in June 2015, the Company has invested USD 469 for new shares of Simplotel, which has increased its equity interest to 25.39%. Further, in November 2015, the Company has acquired additional equity interest for a cash consideration of USD 197, which has increased its equity interest to 33.23%.

c) Inspirock, Inc.

In April 2015, the Company acquired approximately 20.6% ownership interest in Inspirock, Inc., which owns and operates www.inspirock.com, an online planning tool for completely customizable itineraries. The company paid cash consideration of USD 1,945 for the purchase of new shares. Additionally, acquisition related expenses incurred by the Company amounted to USD 25.

In addition, the Company will get 291,232 warrants convertible into preferred stock of Inspirock, Inc. subject to the Company providing certain marketing services to Inspirock, Inc.

d) HolidayIQ PTE. LTD

In July 2015, the Company acquired approximately 30% stake in HolidayIQ PTE. LTD which owns and operates holiday information portal www.HolidayIQ.com, a popular Indian travel community and holidays-planning recommendation engine for cash consideration of USD 15,200. This strategic investment will enable both companies to rapidly scale up hotel content and reviews for Indian customers, and provide more compelling offerings to their visitors.

Summary financial information for individually immaterial associates are as follows:

	As at March 31
Particulars	2015	2016
Carrying amount of Company’s interests in associates	180	6,213

	For the Year ended March 31
Particulars	2014	2015	2016
Company’s share of loss in associates	(171)	(139)	(1,860)

9)	OTHER INVESTMENTS

	As at March 31
Particulars	2015	2016
Investment in equity securities	5,938	6,690

Total	5,938	6,690

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

These investments have been classified as “Available-for-sale Financial Assets” as per IAS 39 “Financial Instruments: Recognition and measurement”.

The Group’s exposure to risks and fair value measurement is disclosed in note 5 and 34.

10)	OTHER REVENUE

	For the Year Ended March 31
Particulars	2014	2015	2016
Advertising revenue	879	1,008	953
Facilitation fee	1,908	2,116	3,516
Commission on rail and bus reservation	1,090	985	946
Miscellaneous	474	716	754

Total	4,351	4,825	6,169

11)	OTHER INCOME

	For the Year Ended March 31
Particulars	2014	2015	2016
Gain on bargain purchase	1,168	—	—
Gain on disposal of property, plant and equipment	144	—	—
Claim received from vendor	—	283	24
Excess provision written back	—	570	—
Income on license acquired	—	—	886
Others	—	—	104

Total	1,312	853	1,014

12)	PERSONNEL EXPENSES

	For the Year Ended March 31
Particulars	2014	2015	2016
Wages, salaries and other short term employees benefits	22,974	27,816	30,464
Contributions to defined contribution plans	1,193	1,915	2,017
Expenses related to defined benefit plans	201	204	253
Equity settled share based payments	11,097	12,308	13,685
Employee welfare expenses	1,756	2,075	2,599

Total	37,221	44,318	49,018

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

13)	OTHER OPERATING EXPENSES

	For the Year Ended March 31
Particulars	2014	2015	2016
Traveling and conveyance	2,417	2,766	3,069
Communication	2,889	3,089	3,600
Repairs and maintenance	1,770	2,389	3,322
Rent	2,857	2,816	2,949
Legal and professional	2,889	3,597	3,707
Payment gateway and other charges	17,766	23,296	25,019
Website hosting charges	1,175	1,800	2,243
Net loss on disposal of property, plant and equipment	63	101	380
Outsourcing fees	13,178	13,888	16,055
Miscellaneous expenses	7,227	5,603	7,610

Total	52,231	59,345	67,954

14)	DEPRECIATION, AMORTIZATION AND IMPAIRMENT

	For the Year Ended March 31
Particulars	2014	2015	2016
Depreciation	1,836	2,434	2,724
Amortization	3,856	5,521	6,032
Impairment	—	—	2,167

Total	5,692	7,955	10,923

15)	FINANCE INCOME AND COSTS

	For the Year Ended March 31
Particulars	2014	2015	2016
Recognized in profit or loss
Interest income on term deposits	1,875	3,053	1,477
Other interest income	567	115	109

Finance income	2,442	3,168	1,586

Interest expense on financial liabilities measured at amortised cost	149	242	3,838
Change in financial liability	1,083	454	496
Cost related to public offerings	391	—	—
Cost related to convertible notes	—	—	775
Net foreign exchange loss	2,696	5,216	4,501
Impairment loss on trade and other receivables	1,990	210	984
Net loss on change in fair value of derivative financial instrument	204	—	9,017
Finance and other charges	1,263	590	716

Finance costs	7,776	6,712	20,327

Net finance costs recognized in profit or loss	(5,334)	(3,544)	(18,741)

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

16)	INCOME TAX BENEFIT (EXPENSE)

Income Tax Recognized in Profit or Loss

	For the Year Ended March 31
Particulars	2014	2015	2016
Current tax expense
Current period	(185)	(186)	(178)

Current tax expense	(185)	(186)	(178)

Deferred tax benefit (expense)
Origination and reversal of temporary differences	1,159	62	4,343
Change in unrecognized deductible temporary differences	(1,104)	(3,995)	(4,335)
Utilization of previously unrecognised tax losses	51	3,984	15

Deferred tax benefit (expense)	106	51	23

Total income tax benefit (expense)	(79)	(135)	(155)

Income Tax Recognized in Other Comprehensive Income

	For the Year Ended March 31
	2014			2015			2016
Particulars	Before tax	Tax (expense) benefit	Net of tax	Before tax	Tax (expense) benefit	Net of tax	Before tax	Tax (expense) benefit	Net of tax
Foreign currency translation differences on foreign operations	(2,768)	—	(2,768)	(776)	—	(776)	(565)	—	(565)
Net change in fair value of available-for- sale financial assets	(986)	—	(986)	1,965	—	1,965	752	—	752
Remeasurement of defined benefit (asset) liability	64	—	64	(142)	—	(142)	(149)	—	(149)

Total	(3,690)	—	(3,690)	1,047	—	1,047	38	—	38

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

Reconciliation of Effective Tax Rate

	For the Year Ended March 31
Particulars	2014		2015		2016
Loss for the year		(20,905)		(18,358)		(88,542)
Income tax expense		(79)		(135)		(155)

Loss before tax		(20,826)		(18,223)		(88,387)

Income tax benefit using the Company’s domestic tax rate	15.00%	3,124	15.00%	2,733	15.00%	13,261
Effect of tax rates in foreign jurisdictions	5.52%	1,150	0.47%	(86)	9.81%	8,671
Non deductible expenses	1.27%	(264)	1.12%	(204)	2.84%	(2,508)
Tax exempt income	0.18%	37	1.16%	211	0.08%	74
Utilization of previously unrecognised tax losses	0.25%	51	21.86%	3,984	0.02%	14
Current year losses for which no deferred tax asset was recognized	14.74%	(3,069)	15.18%	(2,767)	17.35%	(15,334)
Change in unrecognised temporary differences	5.30%	(1,104)	21.92%	(3,995)	4.90%	(4,335)
Others	0.02%	(4)	0.06%	(11)	0.00%	2

		(79)		(135)		(155)

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

17)	PROPERTY, PLANT AND EQUIPMENT

Particulars	Land	Building	Computers	Furniture and Fixtures	Office Equipment	Motor Vehicles	Leasehold Improvements	Diesel Generator Sets	Capital Work in Progress	Total
Cost
Balance as at April 1, 2014	859	515	7,479	419	1,167	716	3,597	10	17	14,779
Additions	—	—	2,155	72	172	346	595	—	(17)	3,323
Disposals	—	—	(524)	(283)	(224)	(76)	(62)	(1)	—	(1,170)
Effect of movements in foreign exchange rates	(2)	(1)	(343)	(15)	(39)	(25)	(241)	—	—	(666)

Balance as at March 31, 2015	857	514	8,767	193	1,076	961	3,889	9	—	16,266

Balance as at April 1, 2015	857	514	8,767	193	1,076	961	3,889	9	—	16,266
Additions	—	2	2,969	44	301	398	1,488	—	14	5,216
Disposals	—	—	(543)	(21)	(22)	(201)	(538)	—	—	(1,325)
Effect of movements in foreign exchange rates	(63)	(38)	(502)	(6)	(58)	(58)	(187)	—	—	(912)

Balance as at March 31, 2016	794	478	10,691	210	1,297	1,100	4,652	9	14	19,245

Depreciation and impairment loss
Balance as at April 1, 2014	—	56	3,721	359	723	253	1,130	4	—	6,246
Depreciation for the year	—	54	1,523	16	210	124	506	1	—	2,434
Disposals	—	—	(442)	(281)	(208)	(60)	(47)	(1)	—	(1,039)
Effect of movements in foreign exchange rates	—	—	(149)	(9)	(26)	(6)	(85)	—	—	(275)

Balance as at March 31, 2015	—	110	4,653	85	699	311	1,504	4	—	7,366

Balance as at April 1, 2015	—	110	4,653	85	699	311	1,504	4	—	7,366
Depreciation for the year	—	40	1,672	29	194	220	568	1	—	2,724
Disposals	—	—	(463)	(10)	(11)	(65)	(168)	—	—	(717)
Effect of movements in foreign exchange rates	—	(8)	(269)	(2)	(34)	(20)	(80)	—	—	(413)

Balance as at March 31, 2016	—	142	5,593	102	848	446	1,824	5	—	8,960

Carrying amounts
As at April 1, 2014	859	459	3,758	60	444	463	2,467	6	17	8,533

As at March 31, 2015	857	404	4,114	108	377	650	2,385	5	—	8,900

As at April 1, 2015	857	404	4,114	108	377	650	2,385	5	—	8,900

Balance as at March 31, 2016	794	336	5,098	108	449	654	2,828	4	14	10,285

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

18)	INTANGIBLE ASSETS AND GOODWILL

Particulars	Goodwill	Customer Relationship	Non- Compete	Brand / Trade Mark	Technology Related Development Cost	Software	Capital work in progress	Total
Cost
Balance as at April 1, 2014	13,510	1,343	477	11,289	13,705	5,632	1,919	47,875
Additions	—	—	—	—	2,635	1,016	587	4,238
Disposals	—	—	—	—	—	(134)	—	(134)
Effect of movements in foreign exchange rates	(217)	(12)	(14)	(617)	(1,060)	(279)	(289)	(2,488)

Balance as at March 31, 2015	13,293	1,331	463	10,672	15,280	6,235	2,217	49,491

Balance as at April 1, 2015	13,293	1,331	463	10,672	15,280	6,235	2,217	49,491
Acquisitions through business combinations	—	—	—	—	—	—	1,220	1,220
Additions/Adjustment*	—	—	—	—	5,122	194	875	6,191
Effect of movements in foreign exchange rates	45	3	3	105	(353)	(309)	(102)	(608)

Balance as at March 31, 2016	13,338	1,334	466	10,777	20,049	6,120	4,210	56,294

Amortization and impairment
Balance as at April 1, 2014	—	316	99	1,608	4,412	2,199	—	8,634
Amortization for the year	—	193	45	1,461	2,808	1,014	—	5,521
Disposals	—	—	—	—	—	(134)	—	(134)
Effect of movements in foreign exchange rates	—	(4)	(10)	(70)	(323)	(123)	—	(530)

Balance as at March 31, 2015	—	505	134	2,999	6,897	2,956	—	13,491

Balance as at April 1, 2015	—	505	134	2,999	6,897	2,956	—	13,491
Amortization for the year	—	61	190	1,303	3,468	1,010	—	6,032
Impairment for the year	—	—	—	—	684	—	1,483	2,167
Effect of movements in foreign exchange rates	—	1	3	28	(162)	(159)	7	(282)

Balance as at March 31, 2016	—	567	327	4,330	10,887	3,807	1,490	21,408

Carrying amounts
As at April 1, 2014	13,510	1,027	378	9,681	9,293	3,433	1,919	39,241

As at March 31, 2015	13,293	826	329	7,673	8,383	3,279	2,217	36,000

As at April 1, 2015	13,293	826	329	7,673	8,383	3,279	2,217	36,000

Balance as at March 31, 2016	13,338	767	139	6,447	9,162	2,313	2,720	34,886

*	Represents addition of USD 5,949 (March 31, 2015: USD 3,956) to capital work in progress, adjusted for amounts capitalized out of capital work in progress amounting to USD 5,074 (March 31, 2015: USD 3,369)

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

For the purpose of impairment testing, goodwill is allocated to a CGU representing the lowest level within the Group at which goodwill is monitored for internal management purposes, and which is not higher than the Group’s operating segment. Goodwill as at March 31, 2016 has been allocated to the respective acquired subsidiaries level as follows:

	As at March 31
Particulars	2015	2016
Luxury Tours & Travel Pte Ltd	2,363	2,408
Hotel Travel Group	9,625	9,625
ITC Group	1,305	1,305

Total	13,293	13,338

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

As at March 31
	2015	2016
Discount rate	19 - 21%	19 - 20%
Terminal value growth rate	3.5 - 4%	3.5 - 4%
Average EBITDA margin (5 years)	5 - 40%	5 - 31%

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of a comparable market participant, which is adjusted for specific risks. These estimates are likely to differ from future actual results of operations and cash flows.

Based on the above, no impairment was identified as of March 31, 2016 and March 31, 2015 as the recoverable value of the CGUs exceeded the carrying value. An analysis of the calculation’s sensitivity to a change in the key parameters (Revenue growth, discount rate and long-term growth rate) based on reasonably probable assumptions, did not identify any probable scenarios where the CGUs recoverable amount would fall below their carrying amount.

19)	TAX ASSETS AND LIABILITIES

Unrecognized Deferred Tax Assets

Deferred tax assets have not been recognized in respect of the following items:

	As at March 31
Particulars	2015	2016
Deductible temporary differences	11,546	12,835
Minimum alternate tax	772	731
Tax loss carry forwards	6,507	21,740

Total	18,825	35,306

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

During the year ended March 31, 2014, March 31, 2015 and 2016, the Company did not recognize deferred tax assets on tax losses and other temporary differences because a trend of future profitability is not yet clearly discernible. Further, deferred tax assets have been recognised only to the extent of deferred tax liabilities. The above tax losses expire at various dates ranging from 2021 to 2036.

Recognized Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities are attributable to the following:

	As at March 31
	Assets		Liabilities		Net
Particulars	2015	2016	2015	2016	2015	2016
Property, plant and equipment	—	—	(337)	(453)	(337)	(453)
Intangible assets	—	—	(1,971)	(1,469)	(1,971)	(1,469)
Tax loss carry forwards	2,082	1,719	—	—	2,082	1,719

Deferred tax assets/(liabilities)	2,082	1,719	(2,308)	(1,922)	(226)	(203)
Set off	(2,082)	(1,719)	2,082	1,719	—	—

Net deferred tax assets/(liabilities)	—	—	(226)	(203)	(226)	(203)

Movement in Temporary Differences during the Year

Particulars	Balance as on April 1, 2014	Recognised in profit or loss	Recognised in other comprehensive income	Effects of movement in foreign exchange rates	Balance as on March 31, 2015	Recognised in profit or loss	Recognised in other comprehensive income	Effects of movement in foreign exchange rates	Balance as on March 31, 2016
Property, plant and equipment	(387)	33	—	17	(337)	(136)	—	20	(453)
Intangible assets	(2,340)	331	—	38	(1,971)	463	—	39	(1,469)
Tax loss carry forwards	2,450	(313)	—	(55)	2,082	(304)	—	(59)	1,719

Total	(277)	51	—	—	(226)	23	—	—	(203)

20)	TRADE AND OTHER RECEIVABLES

	As at March 31
Particulars	2015	2016
Trade and other receivables, net	23,714	24,515
Due from employees	452	192
Security deposits	3,317	3,555
Interest accrued on term deposits	2,369	906

Total	29,852	29,168

Non-current	901	946
Current	28,951	28,222

Total	29,852	29,168

The trade receivables primarily consist of receivable from airline, corporate and retail customers.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

Security deposits include amounts paid in advance to suppliers of hotels and other services in order to guarantee the provision of those services.

The management does not consider there to be significant concentration of credit risk relating to trade and other receivables.

The Group’s exposure to credit and currency risks and impairment losses related to trade and other receivables is disclosed in note 5 and 34.

21)	CASH AND CASH EQUIVALENTS

	As at March 31
Particulars	2015	2016
Cash in hand	234	209
Credit card collection in hand	15,901	16,237
Bank balances	33,340	36,963
Term deposits	382	25

Cash and cash equivalents	49,857	53,434

Bank overdrafts used for cash management purposes	—	7,161

Cash and cash equivalents in the statement of cash flows	49,857	46,273

Credit card collection in hand represents the amount of collection from credit cards swiped by the customers which is outstanding as at the year end and credited to Group’s bank accounts subsequent to the year end.

The Group’s exposure to interest rate risk and a sensitivity analysis for financial assets and financial liabilities is disclosed in note 5 and 34.

22)	TERM DEPOSITS

	As at March 31
Particulars	2015	2016
Term deposits	93,492	169,312

Total	93,492	169,312

Non-current	864	20,757
Current	92,628	148,555

Total	93,492	169,312

As of March 31, 2016, term deposits include USD 471 (March 31, 2015: USD 595) against which mainly letters of credit have been issued to various airlines.

As of March 31, 2016, term deposits include USD 9,584 (March 31, 2015: USD 14,877) pledged with banks against bank guarantees and bank overdraft facility.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

23)	OTHER CURRENT ASSETS

	As at March 31
Particulars	2015	2016
Advance to vendors	36,715	44,385
Prepaid expenses	2,271	2,938
Prepaid lease rentals	78	96
Other assets	1,282	3,775

Total	40,346	51,194

The carrying amount of the convertible notes on initial recognition was adjusted to defer the difference between the fair value and the transaction price. This deferred difference is being subsequently recognized as a gain or loss over the period of maturity of the convertible notes. As of March 31, 2016, other assets include current portion of deferred difference of USD 1,239 (March 31, 2015: Nil) (refer note 27).

24)	OTHER NON-CURRENT ASSETS

	As at March 31
Particulars	2015	2016
Prepaid lease rentals	473	656
Indirect tax paid	—	10,191
Other assets	—	4,702

Total	473	15,549

Indirect tax paid represents service tax paid under protest. In the quarter ended December 31, 2015, an investigation was initiated by Directorate General of Central Excise Intelligence (DGCEI) for certain service tax matters in India. The proceedings in this matter are still under progress. The Company believes that it has a strong case in its favor based on its counsels’ opinions and no reserve is required to be set-up as at March 31, 2016.

As of March 31, 2016, other assets represents non-current portion of deferred difference of USD 4,702 (March 31, 2015: Nil) (refer note 23 and 27).

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

25)	CAPITAL AND RESERVES

Share Capital and Share Premium

	Ordinary Shares*
Particulars	Number	Share capital	Share premium
Balance as at April 1, 2014	41,638,099	21	238,423
Reissue of own shares	38,655	—	263
Own shares acquired	(20,000)	—	—
Shares issued during the year on exercise of share based awards	308,625	—	3,976

Balance as at March 31, 2015	41,965,379	21	242,662

Balance as at April 1, 2015	41,965,379	21	242,662
Reissue of own shares	274,135	—	1,645
Own shares acquired	(768,357)	—	—
Shares issued during the year on exercise of share based awards	235,271	—	4,425

Balance as at March 31, 2016	41,706,428	21	248,732

*	Par value of USD 0.0005 per share

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

In January, 2016, the Company re-issued 274,135 of its own shares to discharge the balance deferred consideration of USD 5,598 for the acquisition of Hotel Travel Group.

During the fiscal year ended March 31, 2016, the Company purchased 768,357 of its own shares from the open market at the prevailing market price for USD 11,093, including directly attributable costs.

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

The following is the reconciliation of the loss attributable to ordinary shareholders and weighted average number of ordinary shares used in the computation of basic and diluted loss per share for the year ended March 31, 2014, 2015 and 2016:

	For the Year Ended March 31
Particulars	2014	2015	2016
Loss attributable to ordinary shareholders	(20,934)	(18,252)	(88,518)
Weighted average number of ordinary shares outstanding used in computing basic loss per share	37,832,246	41,808,897	41,714,518
Weighted average number of ordinary shares outstanding used in computing dilutive loss per share	37,832,246	41,808,897	41,714,518
Loss per share (USD)
Basic	(0.55)	(0.44)	(2.12)
Diluted	(0.55)	(0.44)	(2.12)

As at March 31, 2016, 2,547,777 (March, 2015: 2,334,927 and March 2014: 2,659,852) employees share based awards were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

As at March 31, 2016, 1,946,604 (March, 2015:Nil and March 2014: Nil) ordinary shares issuable on conversion of convertible notes due in 2021, were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

27)	LOANS AND BORROWINGS

This note provides information about the contractual terms of Group’s interest bearing loans and borrowings, which are measured at amortized cost/fair value. For more information about the Group’s exposure to interest rate, foreign currency and liquidity risk, see note 5 and 34.

	As at March 31
Particulars	2015	2016
Non-current liabilities
Secured bank loans	354	442
Finance lease liabilities	8	—
Convertible notes (including fair value of conversion option)	—	194,841

Non-current portion of loans and borrowings	362	195,283

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

	As at March 31
Particulars	2015	2016
Current liabilities
Current portion of secured bank loans	121	152
Convertible notes	—	1,858
Current portion of finance lease liabilities	16	7

Current portion of loans and borrowings	137	2,017

Convertible Notes

In January 2016, the Company issued 4.25% convertible notes of USD 180,000 in two tranches to Ctrip.com International, Ltd., which are redeemable after 5 years at par value. The Company incurred USD 2,730 as transaction costs during the year ended March 31, 2016 on issuance of the convertible notes. The convertible notes can also be converted into ordinary shares of the Company at any time till the maturity of the convertible notes at the option of the holder at the conversion price of USD 21.45 per share. Interest on the convertible notes is payable on semi-annually basis.

Under the terms of issue, the holder has a right to redeem these convertible notes in whole or in part before the maturity on occurrence of certain events, including but not limited to a change in control, or liquidation of the company. Further, the convertible notes have few adjustment clauses which along with preserving the relative economic interests of the holder also protect the holder from decline in the market value of the Company’s securities. The price protection clause may result in the entity issuing variable number of shares on conversion hence, represents a liability. The conversion option is presented together with the related liability as a derivative, and has been accounted for at fair value.

The liability component is initially recognized at fair value less any directly attributable transaction costs. On initial recognition, the fair value of convertible notes is different from its transaction price, but this fair value measurement is not evidenced by a valuation technique that uses only data from observable markets, accordingly, the carrying amount of the convertible notes on initial recognition is adjusted to defer the difference between the fair value measurement and the transaction price. This deferred difference is subsequently recognized as a gain or loss over the period of maturity of the convertible notes.

Subsequent to initial recognition, the liability component of the convertible notes is being measured at amortized cost using the effective interest method. The conversion option is being subsequently measured at fair value at each reporting date with changes in fair value recognized in profit or loss.

Fair value of liability component and derivative at inception:

Particulars
Fair value of liability component at inception	133,321
Fair value of derivative at inception	52,912
Proceeds from issue of convertible notes	(180,000)

Deferred difference	6,233

During the year ended March 31, 2016, the Company has recognized an expense of USD 292 on account of amortization of the deferred difference explained above. The carrying amount of the deferred difference as at March 31, 2016 is USD 5,941 and is disclosed under other current and non-current assets. (Refer note 23 and 24).

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

The carrying amount of the liability component is summarized below:

Particulars	As at March 31, 2016
Fair value of liability component at inception	133,321
Transactions costs	(1,954)
Accretion of interest	3,403

Carrying amount of liability at the end of the year	134,770

The carrying amount of derivative is summarized below:

Particulars	As at March 31, 2016
Fair value of derivative at inception	52,912
Net loss on change in fair value of derivative	9,017

Carrying amount of derivative at the end of the year	61,929

There has been no exercise of the conversion option during the year ended March 31, 2016.

Terms and debt repayment schedule of bank loans and finance lease liabilities:

Terms and conditions of outstanding loans were as follows:

				As at March 31, 2015		As at March 31, 2016
Particulars	Currency	Interest rate	Year of maturity	Original value	Carrying amount	Original value	Carrying amount
Secured bank loans	INR	9% - 13%	2015 - 2022	588	459	760	594
Secured bank loans	THB	7.25%	2015	153	16	—	—
Finance lease liabilities	THB	4.35% - 7.60%	2015 - 2016	82	24	50	7

The bank loans are secured over motor vehicles with a carrying amount of USD 555 as at March 31, 2016 (March 31, 2015: USD 484).

The finance lease liabilities are secured over motor vehicles with a carrying amount of USD 7 as at March 31, 2016 (March 31, 2015: USD 40).

Finance Lease Liabilities

Finance lease liabilities are as follows:

	As at March 31, 2015			As at March 31, 2016
Particulars	Future minimum lease payments	Interest	Present value of minimum lease payments	Future minimum lease payments	Interest	Present value of minimum lease payments
Less than one year	17	1	16	8	1	7
Between one and five years	8	—	8	—	—	—
More than five years	—	—	—	—	—	—

Total	25	1	24	8	1	7

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

The Group has taken certain vehicles on lease which have an option for the Group to purchase the vehicles as per terms of the lease agreements.

Credit Facility

The group has fund based limits with various banks amounting to USD 12,844 as at March 31, 2016 (March 31, 2015: USD 18,369). The group has drawn down from its outstanding limit amounting to USD 7,161 as at March 31, 2016 (March 31, 2015: Nil) (refer note 21).

28)	OTHER CURRENT LIABILITIES

Particulars	As at March 31
	2015	2016
Statutory liabilities	1,727	2,070
Deferred rent liabilities	64	49
Deferred consideration	5,112	—
Other liabilities	850	398

Total	7,753	2,517

29)	OTHER NON-CURRENT LIABILITIES

Particulars	As at March 31
	2015	2016
Deferred rent liabilities	635	770
Other liabilities	352	—

Total	987	770

30)	DEFERRED REVENUE

Particulars	As at March 31
	2015	2016
Global Distribution System provider	3,025	1,439
Loyalty programme	4,069	1,604
Others	202	449

Total	7,296	3,492

Non-current	3,147	1,407
Current	4,149	2,085

Total	7,296	3,492

The Group requires the services of a Global Distribution System (“GDS”) provider for facilitating the booking of airline tickets on its website or other distribution channels. There are various GDS companies like Abacus, Amadeus, Galileo etc. These companies usually pay upfront fee to travel agents for using their system as they get paid by airlines on the basis of airline tickets booked through their GDS, which is recognized as revenue on the proportion of actual airline tickets sold over the total estimated airline tickets to be sold or is recognized on a straight line basis in case of upfront fee to promote hotel and packages, over the term of the agreement and the balance amount is recognized as deferred revenue.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

The Company provides various loyalty programs under which participating customers earn loyalty points on current transactions that can be redeemed for future qualifying transactions. Revenue is allocated between the loyalty programme and the other components of the sale. The amount allocated to the loyalty programme is deferred, and is recognized as revenue when the Group fulfills its obligations to supply the discounted products/services under the terms of the programme or when it is no longer probable that the points under the programme will be redeemed.

Further, when loyalty programmes are used as part of the Group’s customer inducement/ acquisition programs, the related cost for providing discounted products/services is recognized as marketing and sales promotion expense, accordingly, the amounts allocated to such loyalty programme are classified as marketing and sales promotion expense payable included under accrued expenses in note 33.

31)	EMPLOYEE BENEFITS

	As at March 31
Particulars	2015	2016
Defined benefit plan	864	1,085
Other long term employee benefit (liability for compensated absences)	481	556

Total	1,345	1,641

Defined Benefit Plan

The Group’s gratuity scheme for the employees of its Indian subsidiary is a defined benefit plan. Gratuity is paid as a lump sum amount to employees at retirement or termination of employment at an amount based on the respective employee’s eligible salaries and the years of employment with the Group. The following table sets out the disclosure in respect of the defined benefit plan:

	As at March 31
Particulars	2015	2016
Present value of unfunded obligations	864	1,085

Total	864	1,085

Movement in the Present Value of the Defined Benefit Obligation

	As at March 31
Particulars	2015	2016
Defined benefit obligation at the beginning of the year	673	864
Current service cost	150	194
Interest cost	54	59
Actuarial (gains) losses arising from:
—financial assumptions	71	9
—experience adjustment	71	140
Benefits paid	(119)	(131)
Effects of movement in exchange rate	(36)	(50)

Defined benefit obligations at the end of the year	864	1,085

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

Expense Recognised in Profit or Loss

	For the Year Ended March 31
Particulars	2014	2015	2016
Current service costs	155	150	194
Interest on obligation	46	54	59

Total	201	204	253

The expense is recognised in personnel expenses in the consolidated statement of profit or loss and other comprehensive income (loss).

Actuarial Gains (Losses) Recognised in Other Comprehensive Income

	For the Year Ended March 31
Particulars	2014	2015	2016
Recognised during the year	64	(142)	(149)

Total	64	(142)	(149)

Actuarial Assumptions

Principal actuarial assumptions are given below:

	As at March 31
	2015	2016
Discount rate (per annum)	7.80%	7.60%
Future salary increases (per annum)	11.00%	11.00%
Retirement age (years)	58	58
Withdrawal rates	25.00%	25.00%
Weighted average duration of defined benefit obligation	5 years	5 years

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

Sensitivity analysis

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

Particulars	For the year ended March 31, 2015		For the year ended March 31, 2016
	Increase	Decrease	Increase	Decrease
Discount rate (1% movement)	(33)	35	(41)	45
Future salary growth (1% movement)	30	(29)	37	(36)
Withdrawal rate (10% movement)	(79)	116	(102)	153

32)	SHARE BASED PAYMENT

Description of the Share-Based Payment Arrangements

Share Option Programme (Equity-Settled)

a)	MakeMyTrip.com Equity Option Plan

In 2000, the Group approved a share option programme in Mauritius, named the MakeMyTrip.com Equity Option Plan (“MMT ESOP Plan”). In June 2009, this plan was expanded in order to issue share options to employees of subsidiaries and directors of the group. The Group replaced certain share options to acquire shares in its Indian subsidiary held by employees at its subsidiaries with options granted under the MMT ESOP Plan. Total options granted under this plan were 2,703,810 during the year ended March 31, 2010. No options were granted during the year ended March 31, 2014, 2015 and 2016.

The number and weighted average exercise price of share options under MMT ESOP plan are as follows:

	Weighted Average Exercise Price per share (USD)	Number of Options	Weighted Average Exercise Price per share (USD)	Number of Options	Weighted Average Exercise Price per share (USD)	Number of Options
	For the Year Ended March 31
Particulars	2014	2014	2015	2015	2016	2016
Outstanding at beginning of the year	1.49	691,127	1.49	478,918	1.47	382,439
Forfeited and expired during the year	—	—	—	—	—	—
Granted during the year	—	—	—	—	—	—
Exercised during the year	1.49	(212,209)	1.57	(96,479)	5.39	(2,500)
Outstanding at the end of the year	1.49	478,918	1.47	382,439	1.45	379,939
Exercisable at the end of the year	1.49	478,918	1.47	382,439	1.45	379,939

The options outstanding at March 31, 2016 have an exercise price per share in the range of USD 0.4875 to USD 5.057 (March 31, 2015: USD 0.4875 to USD 5.3940 and March 31, 2014: USD 0.4875 to USD 5.3940) and a weighted average contractual life of 1 year and 3 months (March 31, 2015: 2 years and 3 months and March 31, 2014: 3 years and 4 months).

During the year ended March 31, 2016, share based payment expense for these options recognized under personnel expenses (refer note 12) amounted to Nil (March 31, 2015: Nil and March 31, 2014: USD 29).

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

b)	Share Incentive Plan

In 2010, the Group approved a share incentive plan in Mauritius, named the MakeMyTrip 2010 Share Incentive Plan (“Share Incentive Plan”). During the year ended March 31, 2014, 2015 and 2016, the Group granted restricted share units, or RSUs, under the plan to eligible employees. Each RSU represents the right to receive one common share.

Terms and Conditions of the Share Incentive Plan

The terms and conditions relating to the grants under Share Incentive Plan are given below:

Grant date/Employees entitled	Number of instruments	Vesting conditions	Contractual life of RSUs
RSUs granted during the year ended March 31, 2014	828,390	Refer notes	4 – 8 years
RSUs granted during the year ended March 31, 2015	845,507	Refer notes	4 – 8 years
RSUs granted during the year ended March 31, 2016	947,516	Refer notes	4 – 8 years

Note:

1. Of the RSU granted during the year ended March 31, 2016:

•	Nil (March 31, 2015: Nil and March 31, 2014: 1,132) RSUs have 25% graded vesting each six months over a 2 year period.

•	Nil (March 31, 2015: 438,801 and March 31, 2014: 438,801) RSUs have 33.33% graded vesting each year over a 3 year period.

•	936,658 (March 31, 2015: 404,721 and March 31, 2014: 364,039) RSUs have graded vesting over 4 years: 10% on the expiry of 12 months from the grant date, 20% on the expiry of 24 months from the grant date, 30% on the expiry of 36 months from the grant date, 40% on the expiry of 48 months from the grant date.

•	2,458 (March 31, 2015: 1,985 and March 31, 2014: 24,418) RSUs were fully vested on the grant date.

•	8,400 RSUs granted in the year ended March 31, 2016 have graded vesting over 2 years: 3,600 on the expiry of 12 months from the grant date, 4,800 on the expiry of 24 months from the grant date and exercisable within a period of 6 months from the date of vesting.

2. The RSUs can be exercised within a period of 48 months from the date of vesting.

The number and weighted average exercise price of RSUs under the share incentive plan are as follows:

	Weighted Average Exercise Price per share (USD)	Number of Awards	Weighted Average Exercise Price per share (USD)	Number of Awards	Weighted Average Exercise Price per share (USD)	Number of Awards
	For the Year Ended March 31
Particulars	2014	2014	2015	2015	2016	2016
Outstanding at beginning of the year	0.0005	1,742,604	0.0005	1,872,930	0.0005	2,330,743
Granted during the year	0.0005	828,390	0.0005	845,507	0.0005	947,516
Forfeited and expired during the year	0.0005	(159,090)	0.0005	(175,551)	0.0005	(177,775)
Exercised during the year	0.0005	(538,974)	0.0005	(212,143)	0.0005	(232,771)
Outstanding at the end of the year	0.0005	1,872,930	0.0005	2,330,743	0.0005	2,867,713
Exercisable at the end of the year	0.0005	275,261	0.0005	734,716	0.0005	1,138,321

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

The RSUs outstanding at March 31, 2016 have an exercise price per share of USD 0.0005 (March 31, 2015: USD 0.0005 and March 31, 2014: USD 0.0005) and a weighted average contractual life of 4.5 years (March 31, 2015: 4.7 years and March 31, 2014: 5.0 years).

During the year ended March 31, 2016, share based payment expense recognized under personnel expenses (refer note 12) amounted to USD 13,685 (March 31, 2015: USD 12,308 and March 31, 2014: USD 11,360) for the RSUs granted under the share incentive plan.

33)	TRADE AND OTHER PAYABLES

	As at March 31
Particulars	2015	2016
Other trade payables	42,246	33,164
Accrued expenses	16,978	29,350
Advance from customers	44,431	47,782

Total	103,655	110,296

The Group’s exposure to currency and liquidity risk related to trade and other payables is disclosed in note 5 and 34.

34)	FINANCIAL INSTRUMENTS

Credit Risk

Exposure to Credit Risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	As at March 31
Particulars	2015	2016
Trade and other receivables	29,852	29,168
Other assets	1,282	12,727
Term deposits	93,492	169,312
Cash and cash equivalents (except cash in hand)	49,623	53,225

Total	174,249	264,432

The maximum exposure to credit risk for trade and other receivables at the reporting date by geographic region of the entities within the group, was:

	As at March 31
Particulars	2015	2016
India	20,458	19,281
Thailand	3,266	3,190
Malaysia	1,542	3,029
Singapore	1,058	1,730
Netherlands	1,055	1,016
Others	2,473	922

Total	29,852	29,168

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

The maximum exposure to credit risk for trade and other receivables and term deposits at the reporting date by type of counterparty was:

	As at March 31
Particulars	2015	2016
Airlines	10,497	9,788
Retail customers	7,374	8,918
Corporate customers	5,376	5,324
Deposit with hotels and others	3,317	3,555
Term deposits with bank	93,492	169,312
Others	3,288	1,583

Total	123,344	198,480

Impairment Losses

The age of trade and other receivables and term deposits at the reporting date was:

	As at March 31
	2015		2016
Particulars	Gross	Impairment	Gross	Impairment
Not past due	115,013	—	189,472	—
Past due 0-30 days	3,393	—	3,979	—
Past due 30-120 days	3,783	—	3,016	—
More than 120 days	2,160	1,005	3,528	1,515

Total	124,349	1,005	199,995	1,515

The movement in the allowance for doubtful debts in respect of trade and other receivables during the year was as follows:

	For the year ended March 31
Particulars	2015	2016
Balance at the beginning of the year	1,622	1,005
Provision for doubtful debts	456	984
Amounts written off against the allowance	(419)	(446)
Effects of movement in exchange rate	(654)	(28)
Balance at the end of the year	1,005	1,515

Allowance for doubtful debts mainly represents amounts due from airlines, and retail customers. Based on historical experience, the Group believes that no impairment allowance is necessary, apart from above, in respect of trade receivables.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

As at March 31, 2015

Non-derivative financial liabilities	Carrying amount	Contractual cash flows*	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Finance lease liabilities	24	(25)	(11)	(6)	(8)	—	—
Secured bank loans	475	(588)	(90)	(77)	(148)	(238)	(35)
Trade and other payables	59,224	(59,224)	(59,224)	—	—	—	—
Other liabilities	8,831	(9,367)	(3,368)	(5,599)	(400)	—	—

Total	68,554	(69,204)	(62,693)	(5,682)	(556)	(238)	(35)

Notes:	* Represents undiscounted cash flows of interest and principal

As at March 31, 2016

Non-derivative financial liabilities	Carrying amount	Contractual cash flows*	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Convertible notes**	134,770	(218,250)	(3,825)	(3,825)	(7,650)	(202,950)	—
Finance lease liabilities	7	(8)	(6)	(2)	—	—	—
Secured bank loans	594	(724)	(102)	(102)	(181)	(321)	(18)
Trade and other payables	62,514	(62,514)	(62,514)	—	—	—	—
Other liabilities	2,468	(2,468)	(2,468)	—		—	—
Bank overdraft	7,161	(7,161)	(7,161)	—	—	—	—

Total	207,514	(291,125)	(76,076)	(3,929)	(7,831)	(203,271)	(18)

Notes:	* Represents undiscounted cash flows of interest and principal
** Convertible notes can also be converted into ordinary shares of the Company at any time till the maturity of the convertible notes at the option of the holder. (Refer note 27)

Derivative financial liabilities	Carrying amount	Contractual cash flows***	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Separable embedded derivative***	61,929	—	—	—	—	—	—

Total	61,929	—	—	—	—	—	—

Notes:	*** Convertible notes can also be converted into ordinary shares of the Company at any time till the maturity of the convertible notes at the option of the holder. (Refer note 27)

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

Between USD and INR

	As at March 31
Particulars	2015	2016
Trade and other receivables	10,904	9,180
Trade and other payables	(34,135)	(44,325)
Cash and cash equivalents	3,375	662

Net exposure	(19,856)	(34,483)

Between EUR and USD

	As at March 31
Particulars	2015	2016
Trade and other receivables	389	826
Trade and other payables	(2,991)	(2,192)
Cash and cash equivalents	1,706	621

Net exposure	(896)	(745)

Between USD and EUR

	As at March 31
Particulars	2015	2016
Trade and other receivables	371	90
Trade and other payables	(6,657)	(4,659)
Cash and cash equivalents	1,713	204

Net exposure	(4,573)	(4,365)

The following significant exchange rates applied during the year:

	Average exchange rate per unit		Reporting date rate per unit
USD	2014-15	2015-16	March 31, 2015	March 31, 2016
INR 1	0.0164	0.0153	0.0160	0.0151
EUR 1	1.2690	1.1043	1.0851	1.1356

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

	For the Year Ended March 31
Particulars	2015	2016
10% strengthening of USD against INR	(1,891)	(3,284)
10% strengthening of EUR against USD	(79)	(71)
10% strengthening of USD against EUR	(401)	(416)

A 10% depreciation of the USD against INR and EUR, and 10% depreciation of EUR against USD would have had the equal but opposite effect on the above currency to the amounts shown above, on the basis that all other variables remain constant.

Interest Rate Risk

Profile

At the reporting date the interest rate profile of the Group’s interest-bearing financial instruments was as follows:

	As at March 31
Particulars	2015	2016
Fixed rate instruments
Financial assets
Term deposits	93,492	169,312
Cash and cash equivalents	49,857	53,434
Financial liabilities
Convertible notes	—	134,770
Finance lease liabilities	24	7
Secured bank loans	475	594

	143,848	358,117

Variable rate instruments
Financial liabilities
Bank overdraft	—	7,161

	—	7,161

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

Cash flow sensitivity analysis for variable rate instruments

An increase of 100 basis points in interest rates at the reporting date would have increased loss as at March 31, 2016 by the amounts shown below. This analysis assumes that all other variables remain constant.

Profit or Loss
(in USD)
March 31, 2016	(72)

A decrease of 100 basis points in the interest rates at the reporting date would have had equal but opposite effect on the amounts shown above, on the basis that all other variable remain constant.

Fair Values

Fair Values Versus Carrying Amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	As at March 31, 2015		As at March 31, 2016
Particulars	Carrying amount	Fair value	Carrying amount	Fair value
Assets carried at fair value
(Available for sale)
Other investments	5,938	5,938	6,690	6,690

	5,938	5,938	6,690	6,690

Assets carried at amortised cost
( Loans and receivables)
Trade and other receivables	29,852	29,852	29,168	29,168
Term deposits	93,492	93,492	169,312	169,312
Cash and cash equivalents	49,857	49,857	53,434	53,434
Other assets	1,282	1,282	12,727	12,727

	174,483	174,483	264,641	264,641

Liabilities carried at fair value
Separable embedded derivative	—	—	61,929	61,929

	—	—	61,929	61,929

Liabilities carried at amortized cost
(Other financial liabilities)
Finance lease liabilities	24	24	7	7
Secured bank loans	475	475	594	594
Bank overdraft	—	—	7,161	7,161
Convertible notes	—	—	134,770	134,770
Financial liabilities	6,314	6,314	398	398
Trade and other payables	59,224	59,224	62,514	62,514
Other liabilities	2,517	2,517	2,070	2,070

	68,554	68,554	207,514	207,514

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	As at March 31, 2016
Particulars	Level 1	Level 2	Level 3	Total
Other investments	—	—	6,690	6,690

Total Assets	—	—	6,690	6,690

Separable embedded derivative			61,929	61,929

Total Liabilities	—	—	61,929	61,929

	As at March 31, 2015
Particulars	Level 1	Level 2	Level 3	Total
Other investments	—	—	5,938	5,938

Total Assets	—	—	5,938	5,938

The following table shows a reconciliation from the beginning balances to the ending balances for fair value measurements in Level 3 of the fair value hierarchy:

	As at March 31, 2016
Particulars	Other investments	Separable embedded derivative
Opening balances	5,938	—
Arising from issuance of convertible notes	—	52,912
Total gains and losses recognized in:
—profit or loss	—	9,017
—other comprehensive income	752	—

Closing balances	6,690	61,929

As at March 31, 2015
Particulars	Other investments
Opening balances	3,973
Total gains and losses recognized in:
—profit or loss	—
—other comprehensive income	1,965

Closing balances	5,938

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

The basis for determining fair values is disclosed in note 4.

There were no transfers between Level 1, Level 2 and Level 3 during the year.

Valuation Techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 3 fair values at March 31, 2016 and 2015, as well as the significant unobservable inputs used.

Financial Instruments measured at fair value:

Type	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value measurement
Other investments	Discounted cash flows: The valuation model considers the present value of expected free cash flow, discounted using a risk adjusted discount rate.	Forecast annual revenue growth rate : 23% - 222% (March 31, 2015: 30% - 385%) Forecast EBITDA margin: (13%) - 43% (March 31, 2015: (88%) - 34%) Risk adjusted discount rate: 20.0% (March 31, 2015: 20.0%)

The estimated fair value would increase (decrease) if :

•  the annual revenue growth rate were higher (lower)

•  the EBITDA margin were higher (lower)

•  the risk adjusted discount rate were lower (higher)

Separable embedded derivative	Black- Scholes model: The valuation model considers the share price on measurement date, expected term of the instrument, risk free rate (based on government bonds), expected volatility (based on weighted average historic volatility) and expected dividend rate.	Expected term : 5 years Risk free rate : 1.21%	The estimated fair value would increase (decrease) if : • the expected term were higher (lower) • the risk free rate were higher (lower)

Financial Instruments not measured at fair value:

Type	Valuation technique	Significant unobservable inputs
Other financial liabilities*	Discounted cash flows	Not applicable

Notes: *	other financial liabilities includes secured bank loans, finance lease liabilities and convertible notes-liability component

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

Sensitivity Analysis

Other investments

For the fair values of other investments, reasonably possible changes of 100 basis points at the reporting date to one of the significant unobservable inputs, holding other inputs constant, would have the following effects:

	For the year ended March 31, 2016
	Other Comprehensive Income
	Increase	Decrease
Annual revenue growth rate	222	(218)
EBITDA Margin	97	(97)
Risk adjusted discount rate	(477)	543

	For the year ended March 31, 2015
	Other Comprehensive Income
	Increase	Decrease
Annual revenue growth rate	276	(272)
EBITDA Margin	120	(120)
Risk adjusted discount rate	(618)	709

Separable embedded derivative

For the fair values of separable embedded derivative, reasonably possible changes of 10 basis points at the reporting date to one of the significant unobservable inputs, holding other inputs constant, would have the following effects:

	For the year ended March 31, 2016
	Profit or loss
	Increase	Decrease
Risk free rate	201	(201)

Expected term is also a significant unobservable input in valuing the separable embedded derivative. The Company has considered expected term of 5 years for the valuation of the separable embedded derivative. A decrease of 1 year in the expected term at the reporting date would have decreased loss by USD 7,581 as at March 31, 2016, holding other inputs constant. However, the expected term cannot be increased beyond 5 years as the maturity period of the convertible notes is 5 years. (Refer note 27).

35)	OPERATING LEASES

Leases as lessee

Non-cancellable operating lease rentals are payable as follows:

	As at March 31
Particulars	2015	2016
Less than one year	2,014	1,901
Between one and five years	5,897	6,094
More than five years	671	1,926

Total	8,582	9,921

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

During the year ended March 31, 2016, USD 2,949 was recognized as rent expense under other operating expenses in profit or loss in respect of operating leases (March 31, 2015: USD 2,816, March 31, 2014: USD 2,857).

36)	CAPITAL COMMITMENTS

Estimated amount of contracts remaining to be executed on capital account and not provided for (net of advances) aggregate USD 149 as at March 31, 2016 (March 31, 2015: USD 123).

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

Related parties and nature of related party relationships:

Nature of relationship	Name of related parties
Key management personnel	Deep Kalra
Key management personnel	Rajesh Magow
Key management personnel	Keyur Joshi (till April 30, 2015)
Key management personnel	Mohit Kabra
Key management personnel	Mohit Gupta
Key management personnel	Amit Somani (till May 9, 2014)
Key management personnel	Sanket Atal (till August 31, 2014)
Key management personnel	Saujanya Shrivastava (from June 1, 2015)
Key management personnel	Yuvaraj Srivastava (from June 1, 2015)
Key management personnel	Sharat Singh (from June 1, 2015 till October 9, 2015)
Key management personnel	Sanjay Mohan (from June 1, 2015)
Key management personnel	Ranjeet Oak (from June 1, 2015)
Key management personnel	Vivek Narayan Gour
Key management personnel	Frederic Lalonde
Key management personnel Key management personnel	Philip Wolf Ranodeb Roy
Party controlled by key management personnel	Chandra Capital (till May 20,2014)

Transactions with party controlled by key management personnel:

	For the Year Ended March 31
Transactions	2014	2015	2016
Revenue from air ticketing	87	14	—

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

Transactions with Key Management Personnel:

Key Management Personnel Compensation*

Key management personnel compensation comprised:

	For the Year ended March 31
Particulars	2014	2015	2016
Short-term employee benefits	2,287	1,969	2,373
Contribution to defined contribution plans	63	58	77
Share based payment	9,702	9,116	7,688
Legal and professional	112	127	112

Total	12,164	11,270	10,250

Note: *	Provision for gratuity and compensated absences has not been considered, since the provisions are based on actuarial valuations for the Group’s entities as a whole.

In January 2015, the Company granted a short term loan of USD 385 to one of its key management personnel. In the quarter ended March 2015, an amount of USD 66 was repaid. As of March 31, 2015, the balance loan outstanding was USD 319 and interest accrued was USD 6. In May 2015, this loan along with interest has been repaid.

Transactions with equity - accounted investees:

a)	My Guest House Accommodations Private Limited

MGH has granted perpetual, transferable and irrevocable access of its technology platform license to the Company. The Company has classified the license of USD 886 as capital work in progress under intangible assets with a corresponding income in the statement of profit or loss and comprehensive income (loss) under “Other Income”. The license was valued using the replacement cost method.

b)	Simplotel Technologies Private Limited

In June 2015, the Company has invested USD 469 for new shares of Simplotel Technologies Private Limited.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

38)	LIST OF MATERIAL SUBSIDIARIES

Name of entity	Place of Incorporation	Ownership interest as at March 31, 2015	Ownership interest as at March 31, 2016
1. MakeMyTrip Inc.	Delaware, USA	100%	100%
2. MakeMyTrip (India) Private Limited	India	100%	100%
3. Luxury Tours & Travel Pte Ltd	Singapore	100%	100%
4. MakeMyTrip FZ-LLC	United Arab Emirates	100%	100%
5. Luxury Tours (Malaysia) Sdn Bhd.	Malaysia	100%	100%
6. Techblend Inc.	British Virgin Islands	100%	100%
7. Hotel Travel Limited	Malaysia	100%	100%
8. HTN Co. Ltd.	Thailand	100%	100%
9. ITC Bangkok Co. Ltd.	Thailand	51%	100%
10. Easy to Book Holding B.V.	Netherlands	100%	100%
11. Easy to Book Service B.V.	Netherlands	100%	100%

39)	RECLASSIFICATION

Certain reclassifications have been made in the consolidated financial statements of prior periods to conform to the classification used in the current period. The impact of such reclassifications on the consolidated financial statements is not material.

40)	QUARTERLY FINANCIAL DATA ( UNAUDITED)

	For the three months ended				Year ended March 31, 2016
	June 30, 2015	September 30, 2015(2)	December 31, 2015(2)	March 31, 2016
Revenue
Air ticketing	19,768	18,491	17,718	22,195	78,172
Hotels and packages	72,419	45,381	69,557	64,356	251,713
Other revenue	1,473	1,623	1,624	1,449	6,169

Total revenue	93,660	65,495	88,899	88,000	336,054
Other income	129	885	—	—	1,014
Service cost
Procurement cost of hotel and packages services	54,051	28,982	45,697	36,534	165,264
Cost of air tickets coupon	1,506	264	—	—	1,770
Personnel expenses	12,429	12,623	12,189	11,777	49,018
Marketing and sales promotion expenses(1)(2)	12,274	14,768	28,961	52,963	108,966
Other operating expenses	17,592	16,701	16,771	16,890	67,954
Depreciation, amortization and impairment	2,067	2,188	2,334	4,334	10,923

Result from operating activities	(6,130)	(9,146)	(17,053)	(34,498)	(66,827)

Loss before tax	(6,923)	(12,181)	(19,440)	(49,843)	(88,387)

Loss for the period	(6,936)	(12,219)	(19,470)	(49,917)	(88,542)

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

	For the three months ended				Year ended March 31, 2015
	June 30, 2014	September 30, 2014	December 31, 2014	March 31, 2015
Revenue
Air ticketing	16,475	18,406	19,951	19,493	74,325
Hotels and packages	77,264	40,821	54,563	47,864	220,512
Other revenue	1,105	1,306	1,176	1,238	4,825

Total revenue	94,844	60,533	75,690	68,595	299,662
Other income	288	437	—	128	853
Service cost
Procurement cost of hotel and packages services	59,391	28,310	38,786	31,410	157,897
Cost of air tickets coupon	—	175	1,824	817	2,816
Personnel expenses	10,794	10,346	11,439	11,739	44,318
Marketing and sales promotion expenses(1)	11,108	9,290	9,652	12,674	42,724
Other operating expenses	15,165	14,215	14,980	14,985	59,345
Depreciation and amortization	2,036	1,919	1,920	2,080	7,955

Result from operating activities	(3,362)	(3,285)	(2,911)	(4,982)	(14,540)

Loss before tax	(3,938)	(4,792)	(3,629)	(5,864)	(18,223)

Loss for the period	(3,964)	(4,791)	(3,660)	(5,943)	(18,358)

(1)	Previously these expenses were referred to as “Advertising and business promotion” expenses and reported as part of “Other operating expenses”.

(2)	The Group recognizes revenue net of cancellations, refunds, discounts and taxes. The Group executed various customer inducement/acquisition programs during the year ended March 31, 2016. In the quarter ended March 31, 2016, the Group performed an evaluation of such programs. Based on this evaluation, costs related to these programs, incurred for acquiring customers and promoting transactions, such as cash incentives and select loyalty programs cost, are recorded as an element of marketing and sales promotion expenses instead of as a reduction / deferral of revenue, while regular discounts, which are not part of the above programs, are netted of revenue in accordance with applicable IFRSs and consistent with the revenue recognition policy of the Group.

Accordingly, reclassifications of such costs have been made in the consolidated statements of profit or loss and other comprehensive income (loss) for the relevant quarters as set out in the table below in order to conform to the manner of reporting for the quarter and year ended March 31, 2016. Additionally, “Marketing and sales promotion expenses” earlier referred to us “Advertising and business promotion expenses” reported as part of “Other operating expenses” have also been presented as a separate line in our consolidated statements of profit or loss and other comprehensive income. This presentation is also in line with the current manner in which the Group evaluates its business performance and manages its operations. There are no changes from the reclassification to the Group’s consolidated statement of financial position, consolidated statements of changes in equity and consolidated statement of cash flows.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

	For the three months ended
	September 30, 2015	September 30, 2015	December 31, 2015	December 31, 2015
	(As Reported)	(As Reclassified)	(As Reported)	(As Reclassified)
Revenue
Air ticketing	18,427	18,491	16,989	17,718
Hotels and packages	42,408	45,381	63,395	69,557
Other revenue	1,615	1,623	1,605	1,624

Total revenue	62,450	65,495	81,989	88,899
Marketing and sales promotion expenses(1)	11,723	14,768	22,051	28,961

(1)	Previously these expenses were referred to as “Advertising and business promotion” expenses and reported as part of “Other operating expenses”.