Form 20-F
period 2017-03-31
MakeMyTrip Ltd
filed 2017-07-18
CIK 1495153

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2017

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

19th Floor, Building No. 5

DLF Cyber City

Gurgaon, India, 122002

(Address of Principal Executive Offices)

Mohit Kabra

Group Chief Financial Officer

19th Floor, Building No. 5

DLF Cyber City

Gurgaon, India, 122002

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

Class	Number of Shares Outstanding as of March 31, 2017
Ordinary shares, $0.0005 par value per share (“ordinary shares”)	52,706,194 shares outstanding
Class B convertible ordinary shares, par value $0.0005 per share (“Class B Shares”)	38,971,539 shares outstanding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☒            No  ☐

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

Yes  ☐            No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Yes  ☐            No  ☐

CONVENTIONS USED IN THIS ANNUAL REPORT

In this Annual Report, we refer to information regarding the travel service industry and our competitors from market research reports, analyst reports and other publicly available sources. We also refer to data from the United States Central Intelligence Agency “World Factbook,” or CIA World Factbook, the Directorate General of Civil Aviation, the Indian governmental regulatory body for civil aviation, or DGCA, SimilarWeb, App Annie and the Internet and Mobile Association of India, or IAMAI.

We conduct our business principally through our Indian subsidiaries, MakeMyTrip (India) Private Limited, or MMT India, and Ibibo Group Private Limited, or ibibo India, a wholly-owned subsidiary of Ibibo Group Holdings (Singapore) Pte. Ltd. (together with its subsidiaries, including ibibo India, the “ibibo Group”), which we acquired from MIH Internet SEA Pte. Ltd., or MIH Internet, on January 31, 2017. Our other principal operating subsidiaries include ITC Bangkok Co., Ltd., Thailand, the main operating entity of the group of companies known as the ITC Group; Luxury Tours & Travel Pte Ltd, Singapore, or Luxury Tours; Luxury Tours (Malaysia) Sdn. Bhd. or Luxury Tours (Malaysia); and MakeMyTrip Inc., or MMT USA. In this Annual Report, unless otherwise stated or unless the context otherwise requires, references to “we,” “us,” “our,” “our company” or “our group” are to MakeMyTrip Limited and its subsidiaries collectively, and references to “our holding company” are to MakeMyTrip Limited on a standalone basis.

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

Solely for the convenience of the reader, this Annual Report contains translations of certain Indian Rupee amounts into US dollars at specified rates. Except as otherwise stated in this Annual Report, all translations from Indian Rupees to US dollars are based on the noon buying rate of Rs. 64.62 per $1.00 in the City of New York for cable transfers of Indian Rupees, as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2017. No representation is made that the Indian Rupee amounts referred to in this Annual Report could have been or could be converted into US dollars at such rates or any other rates. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Unless otherwise indicated, the consolidated statement of profit or loss and other comprehensive income (loss) and related notes for fiscal years 2015, 2016 and 2017 and consolidated statement of financial position as of March 31, 2016 and 2017 included elsewhere in this Annual Report have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. References to a particular “fiscal year” are to our fiscal year ended March 31 of that year. Our fiscal quarters end on June 30, September 30, December 31 and March 31. References to a year other than a “fiscal” year are to the calendar year ended December 31. Our financial and operating results for fiscal year 2017 include the financial and operating results of the ibibo Group for the two months ended March 31, 2017 following the completion of our acquisition of the ibibo Group on January 31, 2017.

CERTAIN NON-IFRS MEASURES

We also refer in various places within this Annual Report to “adjusted operating profit (loss),” “adjusted net profit (loss),” “revenue less service cost,” and “adjusted diluted earnings (loss) per share” which are non-IFRS measures.

For a description of the components and calculation of “adjusted operating profit (loss),” adjusted net profit (loss),” and “adjusted diluted earnings (loss) per share” and a reconciliation of these non-IFRS measures to the most directly comparable IFRS measures, see “Item 5. Operating and Financial Review and Prospects — Certain Non-IFRS Measures” elsewhere in this Annual Report. We believe that our current calculations of adjusted operating profit (loss), adjusted net profit (loss) and adjusted diluted earnings (loss) per share represent a balanced approach to adjusting for the impact of certain discrete, unusual or non-cash items which are useful in measuring, provide a more accurate representation of, our operating results.

Revenue less service cost is calculated as revenue less cost for the acquisition of relevant services and products for sale to customers. Our revenues are recognized on a “net” basis when we are acting as an agent, and on a “gross” basis when we are the “primary obligor.” See “Item 5. Operating and Financial Review and Prospects — Our Revenue, Service Cost and Other Revenue and Expenses — Revenue.” Income from packages, including income on airline tickets sold to customers as a part of tours and packages is accounted for on a gross basis since we are the primary obligor in the arrangement and assume the risks and responsibilities, including the responsibility for delivery of services. Revenue from the packages business which is accounted for on a “gross” basis represents the total amount paid by customers for these travel services and products, while our cost of procuring the relevant services and products for sale to our customers in this business is classified as service cost. We believe that revenue less service costs reflects more accurately the value addition of the travel services that we provide to customers in our packages business where we are the primary obligor and is similar to the revenue on a “net” basis for our air ticketing and hotels business where we act as an agent.

We believe that adjusted operating profit (loss), adjusted net profit (loss), revenue less service cost and adjusted diluted earnings (loss) per share are useful in measuring our results. We believe that our current calculations of adjusted operating profit (loss), adjusted net profit (loss), revenue less service cost and adjusted diluted earnings (loss) per share represent a balanced approach to adjusting for the impact of certain discrete, unusual or non-cash items which are useful in measuring our results and provide investors and analysts a more relevant representation of our operating results. We believe that investors and analysts in its industry use these non-IFRS measures to compare our company and our performance to that of our global peers.

The IFRS measures most directly comparable to “adjusted operating profit (loss),” “adjusted net profit (loss)” and “adjusted diluted earnings (loss) per share” are results from operating activities, profit (loss) for the year and diluted earnings (loss) per share, respectively. Each item is more fully explained in “Item 5. Operating and Financial Review and Prospects.” We believe that adjustments to these IFRS measures provide investors and analysts a more relevant representation of our operating results. A limitation of using adjusted operating profit (loss), adjusted net profit (loss) and adjusted diluted earnings (loss) per share instead of operating profit (loss), net profit (loss) and diluted earnings (loss) per share calculated in accordance with IFRS as issued by the IASB is that these non-IFRS financial measures exclude a recurring cost, namely share-based compensation. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from adjusted operating profit (loss), adjusted net profit (loss) and adjusted diluted earnings (loss) per share. The presentation of these non-IFRS measures is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. For further information and a reconciliation of these non-IFRS measures to the most directly comparable IFRS measures, see “Item 5. Operating and Financial Review and Prospects — Certain Non-IFRS Measures” elsewhere in this Annual Report.

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

The forward-looking statements made in this Annual Report relate only to events or information as of the date on which the statements are made in this Annual Report. Our actual results, performance, or achievement may differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, we can give no assurances that any of the events anticipated by these forward-looking statements will transpire or occur or, if any of the foregoing factors or other risks and uncertainties described elsewhere in this Annual Report were to occur, what impact they would have on these forward-looking statements, including our results of operations or financial condition. In view of these uncertainties, you are cautioned not to place undue reliance on these forward-looking statements.

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

A. Selected Consolidated Financial Data

The following selected consolidated statement of profit or loss and other comprehensive income (loss) data for fiscal years 2015, 2016 and 2017 and the selected consolidated statement of financial position data as of March 31, 2016 and 2017 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. Our financial and operating results for fiscal year 2017 include the financial and operating results of the ibibo Group for the two months ended March 31, 2017 following the completion of our acquisition of the ibibo Group on January 31, 2017.

The selected consolidated statement of profit or loss and other comprehensive income (loss) data for fiscal years 2013 and 2014 and the selected consolidated statement of financial position data as of March 31, 2013, 2014 and 2015 have been derived from our audited consolidated financial statements not included in this Annual Report. The financial data set forth below should be read in conjunction with, and is qualified by reference to, “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and notes thereto included elsewhere in this Annual Report. Our consolidated financial statements are prepared and presented in accordance with IFRS as issued by the IASB. Our historical results do not necessarily indicate results expected for any future period.

	Fiscal Year Ended March 31,
	2013	2014	2015	2016	2017
	(in thousands, except per share data and share count)
Consolidated Statement of Profit or Loss and Other Comprehensive Income (loss) Data:
Revenue:
Air ticketing	$60,889	$66,523	$74,325	$78,172	$118,514
Hotels and packages	164,129	184,501	220,512	251,713	314,254
Other revenue	3,804	4,351	4,825	6,169	14,848
Total revenue	228,822	255,375	299,662	336,054	447,616
Other Income	—	1,312	853	1,014	363
Service cost:
Procurement cost of hotels and packages services	(136,537)	(144,508)	(157,897)	(165,264)	(173,919)
Cost of air ticket coupons	(4,120)	(4,471)	(2,816)	(1,770)	—
Personnel expenses	(34,520)	(37,221)	(44,318)	(49,018)	(73,736)
Marketing and sales promotion expenses(1)	(19,690)	(27,885)	(42,724)	(108,966)	(224,424)
Other operating expenses	(48,264)	(52,231)	(59,345)	(67,954)	(81,585)
Depreciation, amortization and impairment	(3,753)	(5,692)	(7,955)	(10,923)	(29,702)
Results from operating activities	(18,062)	(15,321)	(14,540)	(66,827)	(135,387)
Net finance income (costs)	(742)	(5,334)	(3,544)	(18,741)	26,979
Impairment in respect of an equity-accounted investee	—	—	—	(959)	—
Share of loss of equity-accounted investees	(186)	(171)	(139)	(1,860)	(1,702)
Loss before tax	(18,990)	(20,826)	(18,223)	(88,387)	(110,110)
Income tax benefit (expense)	(8,599)	(79)	(135)	(155)	(193)
Loss for the year	$(27,589)	$(20,905)	$(18,358)	$(88,542)	$(110,303)
Loss per share (including Class B Shares):
Basic	$(0.74)	$(0.55)	$(0.44)	$(2.12)	$(2.09)
Diluted	$(0.74)	$(0.55)	$(0.44)	$(2.12)	$(2.09)
Weighted average number of shares outstanding (including Class B Shares):
Basic	37,315,434	37,832,246	41,808,897	41,714,518	52,607,986
Diluted	37,315,434	37,832,246	41,808,897	41,714,518	52,607,986

Note:

(1)	Marketing and sales promotion expenses were earlier referred to as “Advertising and business promotion expenses” and reported as part of “Other operating expenses” for the years ended on or before March 31, 2015, and have been presented as a separate line in our consolidated statements of profit or loss and other comprehensive income (loss) included elsewhere in this Annual Report. This presentation is in line with the current manner in which we evaluate our business performance and manage our operations.

The following table sets forth a summary of our consolidated statement of financial position as of March 31, 2013, 2014, 2015, 2016 and 2017:

	As of March 31,
	2013	2014	2015	2016	2017
	(in thousands)
Consolidated Statement of Financial Position Data:
Trade and other receivables	$26,111	$29,356	$29,852	$29,168	$37,284
Term deposits	48,115	105,170	93,492	169,312	95,673
Cash and cash equivalents	36,502	38,011	49,857	53,434	101,704
Net current assets	57,758	37,264	98,173	157,925	128,787
Total assets	194,620	269,837	279,615	400,989	1,544,784
Total equity (deficit)	101,994	162,300	157,854	77,609	1,405,462
Loans and borrowings	420	318	499	197,300	749
Trade and other payables	80,592	86,214	103,655	110,296	127,077
Total liabilities	92,626	107,537	121,761	323,380	139,322
Total equity (deficit) and liabilities	$194,620	$269,837	$279,615	$400,989	$1,544,784

Other Data:

The following table sets forth, for the periods indicated, certain selected consolidated financial and other data:

	Fiscal Year Ended March 31,
	2013	2014	2015	2016	2017
	(in thousands, except percentages)
Number of transactions:
Air ticketing	3,794.1	3,999.2	5,432.8	6,960.5	9,379.7
Hotels and packages	568.1	869.8	1,385.5	3,137.3	6,874.1
Revenue less service cost:(1)
Air ticketing	$56,769	$62,052	$71,509	$76,402	$118,514
Hotels and packages	27,592	39,993	62,615	86,449	140,335
Other revenue	3,804	4,351	4,825	6,169	14,848
	$88,165	$106,396	$138,949	$169,020	$273,697
Gross bookings:(2)
Air ticketing	$939,637.5	$943,699.1	$1,175,379.2	$1,275,747.8	$1,545,151.9
Hotels and packages	229,921.0	317,518.4	472,997.6	565,764.7	745,135.6
Net revenue margins:(3)
Air ticketing	6.0%	6.6%	6.1%	6.0%	7.7	%(4)
Hotels and packages	12.0%	12.6%	13.2%	15.3%	18.8%

Notes:

(1)	As certain parts of our revenue are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on revenue less service cost, which is a non-IFRS measure, as we believe that revenue less service cost reflects more relevant information regarding the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our revenue less service cost may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation. The following table reconciles our revenue (an IFRS measure) to revenue less service cost (a non-IFRS measure):

	Air Ticketing					Hotels and Packages					Other Revenue					Total
	Fiscal Year Ended March 31,					Fiscal Year Ended March 31,					Fiscal Year Ended March 31,					Fiscal Year Ended March 31,
	2013	2014	2015	2016	2017	2013	2014	2015	2016	2017	2013	2014	2015	2016	2017	2013	2014	2015	2016	2017
	(in thousands)
Revenue	$60,889	$66,523	$74,325	$78,172	$118,514	$164,129	$184,501	$220,512	$251,713	$314,254	$3,804	$4,351	$4,825	$6,169	$14,848	$228,822	$255,375	$299,662	$336,054	$447,616
Less:
Service Cost	4,120	4,471	2,816	1,770	—	136,537	144,508	157,897	165,264	173,919	—	—	—	—	—	140,657	148,979	160,713	167,034	173,919
Revenue less service cost	$56,769	$62,052	$71,509	$76,402	$118,514	$27,592	$39,993	$62,615	$86,449	$140,335	$3,804	$4,351	$4,825	$6,169	$14,848	$88,165	$106,396	$138,949	$169,020	$273,697

(2)	Gross bookings represent the total amount paid by our customers for the travel services and products booked through us, including taxes, fees and other charges, and are net of cancellations, discounts and refunds.
(3)	Net revenue margins is defined as revenue less service cost as a percentage of gross bookings.
(4)	In fiscal year 2017, we recognized incremental revenue of $9.2 million based on quarterly evaluation of trends of refund rights exercised by our customers along with a change in the estimate for provisions for cancelled tickets pursuant to confirmation from vendor. Assuming such incremental revenue is excluded, our net revenue margin for air ticketing for fiscal year 2017 would be 7.1%.

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

Risks Related to Us and Our Industry

Declines or Disruptions in the Travel Industry Could Adversely Affect Our Business and Financial Performance.

Our business and financial performance is affected by the health of the travel industry in India and worldwide, including changes in supply and pricing. Events specific to the travel industry that could negatively affect our business include continued fare increases, travel-related strikes or labor unrest, general civil unrest, fuel price volatility and bankruptcies or liquidations of our suppliers. For example, events in the Middle East over the past several years have resulted in an adverse impact on travel to that region. Such events also impact crude oil prices which may have an adverse impact on the travel industry globally, including our business. Similarly, political unrest in Bangkok, Thailand, has negatively impacted travel to those locations. Sudden disruptions in travel have also followed terrorist attacks such as the events of September 11, 2001 in the United States, the terrorist attacks in Paris, Brussels and the United Kingdom between 2015 and 2017 and adverse weather conditions or other natural disasters such as Hurricane Katrina, the April 2015 Nepal earthquake, the September 2014 Kashmir (India) floods and pandemic situations. In addition, the drop in the average value of the Indian Rupee as compared to the US dollar in fiscal year 2014 adversely impacted the Indian travel industry as it made travel for Indian consumers outside of India more expensive.

Additionally, our business is sensitive to safety concerns, and thus our business has in the past declined and may in the future decline after incidents of actual or threatened terrorism, during periods of political instability or conflict or during other periods in which travelers become concerned about safety issues, including as a result of natural disasters such as tsunamis or earthquakes or when travel might involve health-related risks, such as the influenza A virus (H1N1), avian flu (H5N1 and H7N9), Severe Acute Respiratory Syndrome, the Zika virus or other epidemics or pandemics. In addition, there may be work stoppages or labor unrest at airlines or airports. Acts of terrorism and adverse weather conditions or other natural disasters such as those mentioned above may also in the future have a negative impact on our tourism business. Hotels, airlines, airports and cruises have in recent years been the subject of terrorist attacks, including on cruise ships and in India, Spain, Egypt, Russia, Turkey, Sri Lanka, France, Belgium and the United Kingdom. Such events are outside our control and could result in a significant decrease in demand for our travel services. Any such decrease in demand, depending on its scope and duration, together with any other issues affecting travel safety, could significantly and adversely affect our business and financial performance over the short and long term. The occurrence of such events could result in disruptions to our customers’ travel plans and we may incur additional costs and constrained liquidity if we provide relief to affected customers by not charging cancellation fees or by refunding the cost of airline tickets, hotel reservations and other travel services and products. If there is a prolonged substantial decrease in travel volumes, particularly air travel and hotels, for these or any other reasons, our business, financial condition and results of operations would be adversely affected.

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

Since the beginning of the global financial crisis in the third quarter of 2008, adverse developments in the international financial markets have created challenging economic conditions for businesses and governments around the world. These adverse developments have included increased market volatility, tightened liquidity in credit markets, diminished expectations for economic growth and a reduction in consumer and business spending. While the global economy has since recovered to some extent, recovery remains fragile and slow-paced as high-income countries continue to suffer from volatility and slow growth. The global economy may be adversely impacted by unforeseen events beyond our control including incidents of actual or threatened terrorism, regional hostilities or instability, unusual weather patterns, natural disasters, political instability and health concerns (including epidemics or pandemics), defaults on government debt, tax increases and other matters that could reduce discretionary spending, tightening of credit markets and further declines in consumer confidence. In addition, the uncertainty of macro-economic factors and their impact on consumer behavior, which may differ across regions, makes it more difficult to forecast industry and consumer trends and the timing and degree of their impact on our markets and business, which in turn could adversely affect our ability to effectively manage our business and adversely affect our results of operations. The weakness and uncertainty in the global economy have negatively impacted both corporate and consumer spending patterns and demand for travel services, globally and in India, and may continue to do so in the future.

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

If We Are Unable to Maintain Existing, and Establish New, Arrangements with Travel Suppliers, Our Business May Be Adversely Affected.

Our business is dependent on our ability to maintain our relationships and arrangements with existing suppliers, such as airlines which supply air tickets to us directly, Amadeus IT Group SA and Travelport Worldwide Ltd, our global distribution system, or GDS, service providers, Indian Railways, hotels, hotel suppliers and destination management companies, bus operators and car hire companies, as well as our ability to establish and maintain relationships with new travel suppliers. A substantial portion of our revenue less service cost is derived from fees and commissions negotiated with travel suppliers for bookings made through our websites or via our other distribution channels. Adverse changes in existing arrangements, including an inability by any travel supplier to fulfill their payment obligation to us in a timely manner, increasing industry consolidation or our inability to enter into or renew arrangements with these parties on favorable terms, if at all, could reduce the amount, quality, pricing and breadth of the travel services and products that we are able to offer, which could adversely affect our business and financial performance. For example, we have experienced short-term disruptions in the supply of tickets from domestic airlines in the past.

In addition, adverse economic developments affecting the travel industry could also adversely impact our ability to maintain our existing relationships and arrangements with one or more of our suppliers. In particular, adverse changes to the overall business and financial climate for the airline industry in India due to various factors including, but not limited to, rising fuel costs, high taxes, significant depreciation of the Indian Rupee as compared to the US dollar making travel for Indian consumers outside India more expensive, and increased liquidity constraints, could affect the ability of one or more of our airline suppliers to continue to operate or otherwise meet our demand for tickets, which, in turn, could materially and adversely affect our financial results. For example, during fiscal year 2013, Kingfisher Airlines, one of the major airlines in India and one of our airline suppliers, shut down its operations, which resulted in a decline in the total capacity in the airline industry in India. In addition, adverse changes to the overall business and financial climate for the airline industry in India due to various factors including, but not limited to, rising fuel costs, high taxes, significant depreciation of the Indian Rupee as compared to the US dollar making travel for Indian consumers outside India more expensive, and increased liquidity constraints, resulted in airlines in India reducing the base commissions paid to travel agencies. During fiscal year 2015, the domestic airlines in India continued to reduce the base commissions paid to travel agencies and we spent significantly on marketing and sales expenses to promote transactions on our mobile platforms in India and to promote our international hotels. These factors were mainly responsible for our net loss of $(18.4) million in fiscal year 2015. Any consolidation in the airline industry involving our suppliers may also adversely affect our existing relationships and arrangements with such suppliers. During fiscal year 2016 and 2017, we made significant investments in our ongoing customer inducement and acquisition programs, such as cash incentives and select loyalty program incentive promotions, to accelerate growth in our standalone hotel booking business in response to increased competition in the domestic travel market in India. This was the primary factor that resulted in our net loss of $(88.5) million and $(110.3) million in fiscal years 2016 and 2017, respectively.

No assurance can be given that our agreements or arrangements with our travel suppliers or GDS service providers will continue or that our travel suppliers or GDS service providers will not further reduce or eliminate fees or commissions or attempt to charge us for content, terminate our contracts, make their products or services unavailable to us as part of exclusive arrangements with our competitors or default on or dispute their payment or other obligations towards us, any of which could reduce our revenue and net revenue margins or may require us to initiate legal or arbitral proceedings to enforce their contractual payment obligations, which may adversely affect our business and financial performance. See also “— Some of Our Airline Suppliers (Including Our GDS Service Providers) May Reduce or Eliminate the Commission and Other Fees They Pay to Us for the Sale of Air Tickets and This Could Adversely Affect Our Business and Results of Operations.”

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

We Have Sustained Operating Losses in the Past and May Continue to Experience Operating Losses in the Future.

We sustained operating losses in fiscal years from 2013 to 2017 and in all our fiscal years prior to and including fiscal year 2010. While we generated operating profits in fiscal years 2011 and 2012, there can be no assurance that we will be able to return to profitability or that we can avoid operating losses in the future. We expect to continue making investments in mobile technology, marketing and sales promotion (including brand building) and customer acquisition programs and expanding our hotels and packages offerings as part of our long-term strategy to increase the net revenue contribution of our hotels and packages business and to increase the share of customers visiting and transacting with us over our mobile platforms. The degree of increase in these expenses will be largely based on anticipated organizational growth and revenue trends, the competitive environment, pricing trends and trends in online penetration of the Indian travel market. As a result, any decrease or delay in generating additional sales volumes and revenue could result in substantial operating losses. For example, during fiscal years 2016 and 2017, we made significant investments in our ongoing customer inducement and acquisition programs, such as cash incentives and select loyalty program incentive promotions, to accelerate growth in our standalone hotel booking business in response to increased competition in the domestic travel market in India. This was the primary factor that resulted in our net loss of $(88.5) million and $(110.3) million in fiscal year 2016 and 2017, respectively.

We Have Incurred and Expect to Continue to Incur Significant Expenses to Grow Our Businesses, Including Marketing and Sales Promotion Expenses.

The Indian hotels industry is intensely competitive. We face increased competition in our hotels and packages segment primarily from established Indian travel market players, such as Cox & Kings, Yatra and Thomas Cook, and new entrants such as OYO Rooms and Paytm. In order to drive our growth strategy in the hotels business, we have incurred increased marketing and sales promotion expenses. For example, during fiscal year 2017, our marketing and sales promotion expenses increased to $224.4 million (including the contribution of marketing and sales promotion expenses from the ibibo Group, which we acquired in January 2017) from $109.0 million in fiscal year 2016 as we made significant investments in our ongoing customer acquisition programs, such as cash incentives and select loyalty program incentive promotions, to accelerate growth in our standalone hotel booking business in response to increased competition in the domestic travel market in India. We may continue to incur such expenses in future, including expenses associated with our strategy of converting our traditional offline customers into online customers. We have incurred and expect to continue to incur significant expenses associated with customer inducement and acquisition programs in our hotels and packages business to offer cash incentives and select loyalty program incentive promotions from time to time on our booking platforms. We may also increase our marketing and sales promotion expenses as a result of our expansion into new markets and such expenses may not be offset by increased revenue particularly at the initial commencement of business in these new markets. We may also be required to lower our fees and commissions charged to hotel suppliers to retain and increase our market share in response to competitors that are able to negotiate better rates and higher performance linked and other incentives from such suppliers, including new entrants with greater financial resources than us. We may also incur increasing marketing and sales promotion expenses as we grow our redBus business (which we acquired as part of our acquisition of the ibibo Group), which competes with, among others, Abhibus, Paytm and other regional competitors. Such expenses and any loss of revenue from competitive pressures may adversely affect our business, financial condition and results of operations.

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

We currently rely on a variety of third-party systems, service providers and software companies, including the GDS and other electronic central reservation systems used by airlines, various offline and online channel managing systems and reservation systems used by hotels and accommodation suppliers and aggregators, systems used by Indian Railways, and systems used by bus and car operators and aggregators, as well as other technologies used by payment gateway providers. In particular, we rely on third parties to:

•	assist in conducting searches for airfares and process air ticket bookings;

•	process hotel reservations;

•	process credit card, debit card, net banking and e-wallet payments;

•	provide computer infrastructure critical to our business; and

•	provide customer relationship management, or CRM, software services.

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

Our Strategic Investments and Acquisitions May Not Bring Us Anticipated Benefits, and We May Not Be Successful in Pursuing Future Investments and Acquisitions.

Part of our growth strategy is the pursuit of strategic investments and acquisitions, and we have made a number of investments and acquisitions in the past. For example, in 2012, we acquired a 100% equity interest in the group of companies known as the Hotel Travel Group, including its principal operating subsidiaries, Hotel Travel Limited, Malaysia and HTN Co., Ltd., Thailand. The Hotel Travel Group is an established travel company operating in Southeast Asia. In 2014, we acquired a 100% equity interest in the group of companies known as the Easytobook.com group, or the ETB Group, which primarily operates through its website www.easytobook.com and offers its customers online hotel reservations in Europe, North America and other global travel destinations. In January 2017, we acquired a 100% equity interest in the ibibo Group, which provides online travel services in India. We believe that our investments and acquisitions serve to strengthen our presence in key geographic markets and expand the travel products and services that we offer our customers.

There can be no assurance that our investments and acquisitions will achieve their anticipated benefits. During fiscal year 2017, we significantly reduced our Hotel Travel Group operations and recognized an impairment of related goodwill and brands of $14.6 million. Following the completion of our acquisition of the ibibo Group in January 2017, we now own three brands, MakeMyTrip and goibibo, through which we operate similar businesses in the online travel industry and redBus, through which we operate our bus ticketing platform. There can be no assurance that we will be able to operate all our businesses successfully or that one brand will not attract business from the other. We may not be able to integrate acquired operations, personnel and technologies successfully or effectively manage our combined business following the acquisition. Our investments and acquisitions may subject us to uncertainties and risks, including potential ongoing and unforeseen or hidden liabilities, diversion of management resources and cost of integrating acquired businesses. We may also experience difficulties and additional expenses associated with supporting legacy products and hosting infrastructure of the acquired business and retaining suppliers and customers of the acquired business.

We may not succeed in implementing our strategy of growth through strategic investments and acquisitions in the future as it is subject to many factors which are beyond our control, including our ability to identify, attract and successfully execute suitable acquisition opportunities and partnerships. Any failure to achieve the anticipated benefits of our past investments and acquisitions or to consummate new investments and acquisitions in the future could negatively impact our ability to compete in the travel industry and have a material adverse effect on our business.

For details on our investments and acquisitions, see “Item 4. Information On the Company — History and Development of our Company — Investments and Acquisitions.”

Our Results of Operations Are Subject to Fluctuations in Currency Exchange Rates.

Our presentation currency is the US dollar. However, the functional currency of MMT India and ibibo India, our key operating subsidiaries, is the Indian Rupee. We receive a substantial portion of our revenue in Indian Rupees and most of our costs are incurred in Indian Rupees. Any fluctuation in the value of the Indian Rupee against the US dollar, such as the approximately 2.5% depreciation in the average value of the Indian Rupee as compared to the US dollar in fiscal year 2017 as compared to the average value of the Indian Rupee against the US dollar in fiscal year 2016, will affect our results of operations. The drop in the average value of the Indian Rupee as compared to the US dollar in fiscal year 2017 adversely impacted the Indian travel industry as it made outbound travel for Indian consumers more expensive. In addition, our exposure to foreign exchange risk also arises in respect of our non-Indian Rupee-denominated trade and other receivables, trade and other payables, and cash and cash equivalents.

Based on our operations in fiscal year 2017, a 10.0% appreciation of the US dollar against the Indian Rupee as of March 31, 2017, assuming all other variables remained constant, would have increased our loss for fiscal year 2017 by $5.5 million. Similarly, a 10.0% depreciation of the US dollar against the Indian Rupee as of March 31, 2017, assuming all other variables remained constant, would have decreased our loss for fiscal year 2017 by $5.5 million.

We are also exposed to movements between the US dollar and the Indian Rupee in our operations, as 1.8%, 1.1% and 0.2% of our revenue for fiscal years 2015, 2016 and 2017, respectively, was generated by MMT India and, in respect of fiscal year 2017, also by the ibibo Group from its air ticketing business, and received in US dollars, although our expenses are generally incurred in Indian Rupees. Additionally, we primarily receive revenue from our hotels and packages business in Indian Rupees, but a portion of our expenses in this segment (those relating to outbound hotels and packages from India in particular) could be incurred in a non-Indian currency. We currently do not have any hedging agreements or similar arrangements with any counter-party to cover our exposure to any fluctuations in foreign exchange rates. Fluctuation in the Indian Rupee-US dollar exchange rate could have a material adverse effect on our business and our financial condition and results of operations as these are reported in US dollars.

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

Further, many of our contracts with outsourcing service providers are short-term or have short notice periods. For example, our agreement with Intelenet Global Services Private Limited, or Intelenet, which provides call center services for our hotels and packages business is for a renewable term of three years but may be terminated by either party on two months’ notice. The agreements with some of our outsourcing service providers, including iEnergizer IT Services Private Limited, or iEnergizer IT Services, and Motif India Infotech Private Limited, or Motif India Infotech, may be terminated by either party on 90 days’ notice in the case of Motif India Infotech and after the initial one-year term for iEnergizer IT Services. In the event one or more of our contracts with our outsourcing service providers is terminated on short notice, we may be unable to find alternative outsourcing service providers on commercially reasonable terms, or at all. Further, the quality of the service provided by a new or replacement outsourcing service provider may not meet our requirements, including during the transition and training phase. Hence, termination of any of our contracts with our outsourcing service providers could cause a decline in the quality of our services and disrupt and adversely affect our business, results of operations and financial condition.

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

The Travel Industry in India and Worldwide is Intensely Competitive, and We May Not Be Able to Effectively Compete in the Future.

The travel market is intensely competitive. Factors affecting our competitive success include, among other things, price, availability and breadth of choice of travel services and products, brand recognition, customer service, fees charged to travelers, ease of use, accessibility and reliability. We currently compete with both established and emerging providers of travel services and products, including other online travel agencies both in India and abroad, such as cleartrip.com, expedia.co.in, travelocity.co.in, yatra.com, booking.com and agoda.com, as well as traditional travel agencies, tour operators, travel suppliers and operators of travel industry reservation databases. Large, established Internet search engines and more recent entrants in the industry have also launched applications offering travel itineraries in destinations around the world, and meta-search companies who can aggregate travel search results also compete against us for customers. Certain of our competitors have launched brand marketing campaigns to increase their visibility with customers. For example, trivago has advertised extensively on television in India since 2015. In addition, we face price competition from new entrants that offer discounted rates and other incentives from time to time. Some of our competitors have significantly greater financial, marketing, personnel and other resources than us and certain of our competitors have a longer history of established businesses and reputations in the Indian travel market (particularly in the hotels and packages business) as compared with us. From time to time we may be required to reduce service fees and net revenue margins in order to compete effectively and maintain or gain market share.

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

Some of Our Airline Suppliers (Including Our GDS Service Providers) May Reduce or Eliminate the Commission and Other Fees They Pay to Us for the Sale of Air Tickets, and This Could Adversely Affect Our Business and Results of Operations.

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

As a substantial portion of our air ticketing revenue is represented by base commissions and incentive payments paid to us by a relatively small number of domestic airlines, a reduction or elimination in base commissions and incentive payments by any one or all of these airlines could have a material adverse effect on our revenue.

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

We believe continued investment in our brand, “MakeMyTrip,” is critical to retain and expand our business. We believe that our brand is well respected and recognized in the Indian travel market. We have invested in developing and promoting our brand since our inception and expect to continue to spend on maintaining our brand’s value to enable us to compete against increased spending by our competitors, as well as against emerging competitors, including search engines and meta-search engines, and to allow us to expand into new geographies and products where our brand is not well known. With the acquisition of the ITC Group in November 2012, we acquired the “ITC” brand, which we believe is a well-known brand in Southeast Asia. We also acquired the “goibibo” and “redBus” brands, which we believe are well-known in India, through our strategic combination with the ibibo Group by way of an acquisition of the ibibo Group in January 2017. We have invested and intend to continue to invest in developing and promoting these brands. There is no assurance that we will be able to successfully maintain or enhance consumer awareness of our brands. Even if we are successful in our branding efforts, such efforts may not be cost-effective. Our marketing costs may also increase as a result of inflation in media pricing (including search engine keywords). If we are unable to maintain or enhance consumer awareness of our brands and generate demand in a cost-effective manner, it would negatively impact our ability to compete in the travel industry and would have a material adverse effect on our business. See also “— We Cannot Be Sure That Our Intellectual Property Is Protected from Copying or Use by Others, Including Current or Potential Competitors.”

We May Not Be Successful in Implementing Our Growth Strategies.

Our growth strategies involve expanding our hotels and packages business (including through our travel agents’ network), expanding our service and product offerings, enhancing our service platforms by investing in technology, expanding into new geographic markets and pursuing strategic partnerships and acquisitions.

Our success in implementing our growth strategies is affected by:

•	our ability to expand our businesses through strategic acquisitions and successfully integrate such acquisitions, including the ibibo Group;

•	our ability to increase the number of suppliers, especially hotel suppliers, that are directly connected to us, which is dependent on the willingness of such suppliers to invest in new technology;

•	our ability to continue to expand our distribution channels, and market and cross-sell our travel services and products to facilitate the expansion of our business;

•	our ability to compete effectively with existing and new entrants to the Indian travel industry, including online travel companies, hotel room aggregators, traditional offline travel agents and tour providers;

•	our ability to build or acquire required technology;

•	our ability to increase our customer base or drive repeat bookings from our existing customer base;

•	the general condition of the global economy (particularly in India and markets with close proximity to India) and continued growth in demand for travel services, particularly online;

•	the growth of the Internet and mobile technology as a medium for commerce in India; and

•	changes in our regulatory environment.

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

We are also subject to additional risks involved in our strategies of expanding into new geographic markets and pursuing strategic partnerships and acquisitions. See “— Our International Operations, Some of Which Are New to Us, Involve Additional Risks” and “— Our Strategic Investments and Acquisitions May Not Bring Us Anticipated Benefits, and We May Not Be Successful in Pursuing Future Investments and Acquisitions.”

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

Our International Operations Involve Additional Risks.

We have been operating in the United States since 2000, servicing mainly the air ticketing needs of non-resident Indians in the United States traveling inbound to India. We launched our website in the United Arab Emirates in December 2009. We need to continue to tailor our services and business model to the unique circumstances of such markets to succeed, including building new supplier relationships and customer preferences. We have also expanded, and intend to continue to expand, our business in other new markets, particularly those with a significant non-resident Indian population as well as those with proximity to India or favored by Indian travelers. We had previously entered into new geographies in Southeast Asia and in Europe through our acquisitions of Luxury Tours, the Hotel Travel Group, the ITC Group and the ETB Group. Adapting our practices and models effectively to the supplier and customer preferences in these, or other, new markets could be difficult and costly and could divert management and personnel resources. We could also face additional regulatory requirements in these, or other, new markets which could be onerous. We cannot assure you that we will be able to efficiently or effectively manage the growth of our operations in these, or other, new markets. For example, during fiscal year 2017, we significantly reduced our Hotel Travel Group operations and recognized an impairment of related goodwill and brands of $14.6 million.

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

System Interruption in Our Information Systems and Infrastructure May Harm Our Business.

We rely significantly on computer systems to facilitate and process transactions. We may in the future experience system interruptions that make some or all of these systems unavailable or prevent us from efficiently fulfilling bookings or providing services to our customers. Any interruptions, outages or delays in our systems, or deterioration in their performance, could impair our ability to process transactions and decrease the quality of our service to our customers. If we were to experience frequent or persistent system failures, our reputation and brands could be harmed.

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

We Are Exposed to Risks Associated with Online Security and Credit Card Fraud.

The secure transmission of confidential information over the Internet is essential in maintaining customer and supplier confidence in us. Security breaches, whether instigated internally or externally on our system or other Internet-based systems, could significantly harm our business. We currently require customers to guarantee their transactions with their credit cards online. We rely on licensed encryption and authentication technology to effect secure transmission of confidential customer information, including credit card numbers, over the Internet. However, advances in technology or other developments could result in a compromise or breach of the technology that we use to protect customer and transaction data. We incur substantial expense to protect against and remedy security breaches and their consequences. However, our security measures may not prevent security breaches and we may be unsuccessful in or incur additional costs by implementing our remediation plan to address these potential exposures. In fiscal year 2017, our key operating subsidiaries in India and Malaysia incurred losses of $0.3 million and $0.7 million, respectively, due to unauthorized credit card transactions. These losses pertained to credit card or digital commerce fraud committed by third parties on our websites through the purchase of air tickets and hotels and packages products using fraudulent credit cards.

We also have agreements with banks and certain companies that process customer credit card transactions for the facilitation of customer bookings of travel services from our travel suppliers. The online payment gateway for certain of our sales made through our mobile platform and through international credit and debit cards are secured by “Verified by VISA,” “MasterCard SecureCode,” “American Express SafeKey,” “Diners ProtectBuy” or “RuPay Pay Secure” and we may be liable for accepting fraudulent credit cards on our websites. We may also be subject to other payment disputes with our customers for such sales. If we are unable to combat the use of fraudulent credit cards, our revenue from such sales would be susceptible to demands from the relevant banks and credit card processing companies, and our results of operations and financial condition could be adversely affected.

Our Processing, Storage, Use and Disclosure of Customer Data of Our Customers or Visitors to Our Websites Could Give Rise to Liabilities As a Result of Governmental Regulation, Conflicting Legal Requirements, Differing Views of Personal Privacy Rights or Data Security Breaches.

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

Our websites and mobile applications rely on content and in-house customizations and enhancements of third-party technology, much of which is not subject to intellectual property protection. We protect our logo, brand name, websites’ domain names and, to a more limited extent, our content by relying on copyrights, trademarks, trade secret laws and confidentiality agreements. Even with all of these precautions, it is possible for someone else to copy or otherwise obtain and use our content, techniques, and technology without our authorization or to develop similar technology. While our domain names cannot be copied, another party could create an alternative domain name resembling ours that could be passed off as our domain name. Effective trademark, copyright and trade secret protection may not be available in every country in which we operate offline or through the Internet, and policing unauthorized use of our content and technological customizations is difficult and expensive.

We have registered the domain names www.makemytrip.com (which includes the sub-domain “us.makemytrip.com” for our US website), www.makemytrip.ae, www.makemytrip.com.sg, www.goibibo.com, www.redbus.in, www.luxury.com.sg and www.indiaahoy.com and have full legal rights over these domain names for the period for which such domain names are registered. We primarily conduct our business under the “MakeMyTrip,” “goibibo” and “redBus” brand names and logos. We have registered the trademark “MakeMyTrip” in India, Mauritius, Bhutan, Nepal, Singapore, Taiwan, Indonesia, European Union, Canada, Australia, Malaysia, Saudi Arabia, Qatar, United Arab Emirates and Bahrain, and we have applied for registration in Sri Lanka, Kuwait, Oman and Japan. We have also registered the following logos and word marks in India: “IBIBO,” “GOIBIBO,” “redBus.in,” “Ryde,” “Ryde by Ibibo,” “Ibibo Ryde” and “goCash.” The word mark “MakeMyTrip” and trademark “MakeMyTrip.com-India in every trip” are registered in the United States. We have applied for registration of our new “MY” MakeMyTrip logo and our MakeMyTrip mark with our new logo in India. We have registered copyrights of our logos and brand names “MakeMyTrip,” “goibibo” and “redBus” in India and copyright registration of certain specific representations of the logo “my.”

The logos “India Ahoy” and the word mark “Travel Talkies,” logo and word mark “tripalong,” “MakeMyTrip — Memories Unlimited,” “MakeMyTrip-Dil Toh Roaming Hai,” “Dil Toh Roaming Hai” are also registered trademarks in India. We have applied for trademark registration of the logos and word marks “MakeMyTrip — Hotels Unlimited,” “routeplanner” and “Uncancel,” the logo “my” and the word mark “MMT,” in India and such applications are currently pending. We have filed responses to objections raised by the Trademark Registry to certain of these applications. Our word mark “Dil Toh Roaming Hai” and word mark and logo “MakeMyTrip.com-India in every trip” are registered as trademarks in the United States. We have registered the service mark for “ITC” in Thailand and have applied for registration of the trademark “ITC” in Thailand. We have also obtained an assignment over the trademark “Luxury Tours & Travel.” We have also applied for patents in India for certain aspects of our technological systems.

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

The Companies Act, 2013 and the rules thereunder, or the Companies Act, contains significant changes to Indian company law, including in relation to the issue of capital by companies, related party transactions, corporate governance, audit matters, shareholder class actions and restrictions on the number of layers of subsidiaries. While most of the provisions of the Companies Act are currently effective, certain provisions of the Companies Act, 1956 remain in effect.

The Government of India has rolled out comprehensive national goods and services tax, or GST, law that combines taxes and levies by the Central and State Governments into a unified tax structure with effect from July 1, 2017. The implementation of GST has significant impact on overall tax computation and compliance. We have implemented necessary changes to our business processes, accounting and IT systems in compliance with GST law. However, some of our suppliers are still in process of making necessary changes to their pricing strategies, product designs and IT system which may pose additional challenges for a near short term. We would also incur additional tax compliance costs under the new tax law.

On May 10, 2016, a protocol for amendment of the India-Mauritius tax treaty was signed by India and Mauritius (which came into force on July 19, 2016) under which India gets the taxation rights on capital gains arising from alienation of shares acquired on or after April 1, 2017 in an Indian resident company. Further, in respect of such capital gains arising during the transition period beginning April 1, 2017 and ending March 31, 2019, the tax rate will be limited to 50% of the domestic tax rate in India on such gains subject to fulfillment of certain specified conditions.

A company is said to be a resident in India if it is incorporated in India or if the control and management of its affairs is situated wholly in India. Individuals and companies that do not fulfil the above criteria are treated as non-residents for purposes of the Income-tax Act. The Finance Act, 2015 has amended this definition and brought in the concept of Place of Effective Management (PoEM) whereby a company would be considered a resident in India if its PoEM in that year is in India. Thus, a foreign company will be resident in India if its PoEM in that year is in India. The definition of PoEM has been explained to mean a place where key management and commercial decisions that are necessary for the conduct of the business of an entity as a whole, are in substance made. PoEM is an internationally recognized concept and given due consideration by the Organisation for Economic Co-operation and Development. The Finance Act 2016 had deferred the applicability of PoEM by one year and accordingly it shall be applicable from Financial Year 2017-18 onwards. The final guidelines for determining PoEM are yet to be notified and may have underlying tax consequences.

Further, the General Anti Avoidance Rules, or GAAR, came into effect on April 1, 2017. It is also proposed that the relevant rules be amended to protect investments made up to March 31, 2017 from the applicability of GAAR. The tax consequences of the GAAR provisions being applied to an arrangement could result in denial of tax benefit amongst other consequences. In the absence of any precedents on the subject, the application of these provisions is uncertain. If the GAAR provisions are made applicable to our company, it may have an adverse tax impact on us.

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

The majority of our bookings are made through our Indian websites and our mobile offerings. According to the IAMAI’s forecasts, India is projected to have 314 million mobile internet users by 2017 and 369 million by 2018. There can be no assurance that Internet penetration in India will increase in the future as slowdowns or disruptions in upgrading efforts for infrastructure in India could reduce the rate of increase in the use of the Internet. As such we may need to make additional investments in alternative distribution channels. Any slowdown or negative deviation in the anticipated increase in Internet penetration in India may also adversely affect our business and prospects. Finally, a slowdown in smartphone adoption or usage in India may lead to slower growth in the number of transactions completed through our mobile applications, which may adversely affect our business and prospects.

Our Significant Shareholders Exercise Significant Influence over Our Company and May Have Interests That Are Different from Those of Our Shareholders.

As of March 31, 2017, each of Ctrip.com International, Ltd., or Ctrip, Wasatch Advisors Inc. and Capital World Investors beneficially owned 18.70%, 9.92% and 8.94% of our issued and outstanding ordinary shares, respectively. As of March 31, 2017, Naspers Limited, or Naspers, (through its wholly-owned indirect subsidiary, MIH Internet) beneficially owned 100.0% of our issued and outstanding Class B Shares.

By virtue of such significant shareholdings, these shareholders have the ability to exercise significant influence over our company and our affairs and business, including the election of directors, the timing and payment of dividends, the adoption and amendments to our Constitution, the approval of a merger or sale of substantially all our assets and the approval of most other actions requiring the approval of our shareholders. In particular, MIH Internet and its affiliates are entitled to representation on our board of directors in proportion to their beneficial ownership in MakeMyTrip and to representation on all board committees, for so long as MIH Internet and its affiliates beneficially own 10% or more of our issued and outstanding voting securities. The fact that MIH Internet and its affiliates are not restricted from purchasing additional ordinary shares of MakeMyTrip on the open market and can further increase their ownership in MakeMyTrip means that MIH Internet and its affiliates may be able to acquire enough ordinary shares of MakeMyTrip to control more than a majority of our issued and outstanding voting securities and consequently the right to appoint a majority of our board of directors. In addition, important matters facing MakeMyTrip which constitute Reserved Matters (as defined herein) must be approved by a majority of the total number of directors (including the Class B directors) and a majority of the Class B directors, which provides MIH Internet and its affiliates with significant veto rights over such matters. The Terms of Issue governing the Class B Shares, or the Terms of Issue, also provide that certain transferees of Class B Shares may, subject to certain minimum ownership thresholds, acquire some of the same rights with respect to board representation and Reserved Matters that MIH Internet currently has.

The interests of these shareholders and their affiliates, as well as certain transferees of Class B Shares described above, may be different from or conflict with the interests of our other shareholders and their influence may result in the delay or prevention of a change of management or control of our company or other significant actions affecting our company, even if such transactions or actions may be beneficial to our other shareholders.

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

Inaccurate Information from Suppliers May Lead to Customer Complaints.

Our customers that purchase hotel room inventory or packaged tours booked online through our websites may rely on the description of the accommodation presented on such websites to ascertain the quality of amenities and services provided at the relevant accommodation. We receive information utilized in the accommodation description on our websites directly from the accommodation provider. To the extent that the information presented on our websites does not reflect the actual quality of amenities and services at the accommodation, we may face customer complaints that may have an adverse effect on our reputation and the likelihood of repeat customers, which in turn may adversely affect our business.

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

See also “— Changing Laws, Rules and Regulations and Legal Uncertainties in India, Including Adverse Application of Corporate and Tax Laws, May Adversely Affect Our Business and Financial Performance.”

As the Domestic Indian Market Constitutes a Significant Source of Our Revenue, a Slowdown in Economic Growth in India Could Cause Our Business to Suffer.

In fiscal years 2015, 2016 and 2017, 84.4%, 87.3% and 92.8%, respectively, of our revenue was derived directly from sales by our subsidiaries in India. The performance and growth of our business are necessarily dependent on economic conditions prevalent in India, which may be materially and adversely affected by political instability or regional conflicts, a general rise in interest rates, inflation, and economic slowdown elsewhere in the world or otherwise. The CIA World Factbook estimates that consumer inflation in India was 4.9% in 2015 and 5.6% in 2016. The Indian economy also remains largely driven by the performance of the agriculture sector which depends on the quality of the monsoon which is difficult to predict. The Indian economy has grown significantly in recent years, although it has experienced economic slowdowns in the past. A change in government or a change in the economic and deregulation policies could adversely affect economic conditions prevalent in the areas in which we operate and our business. In November 2016, the Government of India and the Reserve Bank of India issued notifications withdrawing certain high-value denominations of currency notes as legal tender. While the long-term effects of these measures are unclear, the measures may adversely affect India’s economy and growth rate in the short term. In the past, economic slowdowns in the Indian economy have harmed the travel industry as customers have less disposable income for their travels, especially holiday travel. Any continued or future slowdown in the Indian economy or a further increase in inflation could have a material adverse effect on the demand for the travel products we sell and, as a result, on our financial condition and results of operations.

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

Terrorist attacks and other acts of violence or war, such as the terrorist attacks in Paris, Brussels and the United Kingdom between 2015 and 2017, as well as those involving India or other neighboring countries may adversely affect the Indian markets and the worldwide financial markets. As many terrorist attacks tend to be focused on tourists or tourist destinations, such acts may also result in a reduction in confidence in the Indian travel industry and could adversely impact our business and prospects. In addition, any deterioration in international relations between India and other countries may result in concerns regarding regional stability which could adversely affect the price of our ordinary shares. The occurrence of any of these events may result in a loss of business confidence and have an adverse effect on our business and financial performance.

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

Natural Calamities Could Have a Negative Impact on the Indian Economy and Cause Our Business to Suffer.

India has experienced natural calamities such as earthquakes, tsunamis, floods and drought in the past few years. For example, in September 2014, the state of Jammu and Kashmir in northern India, a popular tourism destination, experienced widespread floods and landslides, in April 2015, an earthquake occurred in the Federal Democratic Republic of Nepal with aftershocks and landslides subsequently affecting the country and in December 2015, floods affected the Chennai region. The extent and severity of these natural disasters determines their impact on the Indian economy. Substantially all of our operations and employees are located in India and there can be no assurance that we will not be affected by natural disasters in the future. Furthermore, if any of these natural disasters occur in tourist destinations in India, travel to and within India could be adversely affected, which could have an adverse impact on our business and financial performance.

Restrictions on Foreign Investment in India May Prevent Us from Making Future Acquisitions or Investments in India and May Require Us to Make Changes to Our Business, Which May Adversely Affect Our Results of Operations, Financial Condition and Financial Performance.

India regulates ownership of Indian companies by foreigners, although some restrictions on foreign investment have been relaxed in recent years. These regulations and restrictions may apply to acquisitions by us or our affiliates, including MMT India and affiliates which are not resident in India, of shares in Indian companies or the provision of funding by us or any other entity to Indian companies within our group. For example, under its consolidated foreign direct investment policy, or FDI policy, the Government of India has set out additional requirements for foreign investments in India, including requirements with respect to downstream investments by Indian companies, owned or controlled by foreign entities, and the transfer of ownership or control of Indian companies in sectors with caps on foreign investment from resident Indian persons or entities to foreigners. These requirements, which currently include restrictions on pricing, valuations of shares and sources of funding for such investments and may in certain cases include prior notice to or approval of the Government of India, may adversely affect our ability to make investments in India, including through MMT India. Further, India’s Foreign Exchange Management Act, 1999, as amended, and the rules and regulations promulgated thereunder, or FEMA, restrict us from lending to or borrowing from our Indian subsidiaries. There can be no assurance that we will be able to obtain any required approvals for future acquisitions or investments in India, or that we will be able to obtain such approvals on satisfactory terms. Further, the Government of India has recently made and may continue to make revisions to the FDI Policy on e-commerce in India (including in relation to business model and permitted services). Such changes may require us to make changes to our business in order to comply with Indian law.

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

If we or any member of our group, including MMT India or ibibo India, are affected, directly or indirectly, by the application or interpretation of any provision of the Competition Act or any proceedings initiated by the Competition Commission of India or any other relevant authority (or any other claim by any other party under the Competition Act) or any adverse publicity that may be generated due to scrutiny or prosecution under the Competition Act, including by way of financial penalties, our business, financial performance and reputation may be materially and adversely affected.

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

Our Investors May Be Subject to Indian Taxes on Income Arising Through the Sale of Our Ordinary Shares.

Amendments introduced in 2012 to the Income Tax Act, 1961, as amended, provide that income arising directly or indirectly through the sale of a capital asset, including any shares or interest in a company incorporated outside of India, will be subject to tax in India, if such shares or interest directly or indirectly derive their value substantially from assets located in India, irrespective of whether the seller of such shares has a residence, place of business, business connection, or any other presence in India. Through amendments introduced in 2015 to the Income Tax Act, 1961, the word “substantially” has been defined and investors may be subject to Indian income taxes on the income arising directly or indirectly through the sale of our ordinary shares subject to the provisions of double taxation avoidance agreements that India has entered into with other countries. Further, the amendments also contain an exemption with respect to alienation of shares by a transferor-investor whose voting rights or share capital, at any time during twelve-month period preceding the date of sale, does not exceed 5% of the total voting rights or share capital in the company, provided such transferor-investor is not vested with rights of management or control in any other form.

On May 10, 2016, a protocol for amendment of the India-Mauritius tax treaty was signed by India and Mauritius (which came into force on July 19, 2016) under which India is entitled to taxation rights on capital gains arising from alienation of shares acquired on or after April 1, 2017 in an Indian resident company. Further, in respect of such capital gains arising during the transition period beginning April 1, 2017 and ending March 31, 2019, the tax rate will be limited to 50% of the domestic tax rate in India on such gains, subject to fulfillment of certain specified conditions.

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

We May Become Subject to Unanticipated Tax Liabilities That May Have a Material Adverse Effect on Our Results of Operations.

We are a Mauritius Category 1 Global Business Company and are tax resident in Mauritius. The Income Tax Act 1995 of Mauritius imposes a tax in Mauritius on the chargeable income of our company at the rate of 15.0%. However, under the Income Tax (Foreign Tax Credit) Regulations 1996 of Mauritius, subject to the Income Tax Act 1995 and the regulations under the Income Tax (Foreign Tax Credit) Regulations 1996, a credit is allowed for foreign tax on the foreign source income of a resident of Mauritius against Mauritius tax computed by reference to the same income, and where a credit is allowed against Mauritius tax chargeable in respect of any income, the amount of Mauritius tax so chargeable shall be reduced by the amount of the credit. Under the Income Tax Act 1995, “foreign source income” means income which is not derived from Mauritius and includes, in the case of a corporation holding a Category 1 Global Business License under the Financial Services Act 2007 of Mauritius, income derived from its transactions with non-residents or corporations holding a Category 1 Global Business License under the Financial Services Act. Subject to the provisions of the Income Tax (Foreign Tax Credit) Regulations 1996, no credit is allowed in respect of foreign tax unless written evidence is presented to the Mauritius Revenue Authority showing the amount of foreign tax which has been charged. For this purpose, “written evidence” includes a receipt of the relevant authorities of the foreign country for the foreign tax or any other evidence that the foreign tax has been deducted or paid to the relevant authorities of that country. However, pursuant to regulation 8 of the Income Tax (Foreign Tax Credit) Regulations 1996, if written evidence is not presented to the Mauritius Revenue Authority showing the amount of foreign tax charged on our company’s foreign source income, the amount of foreign tax shall nevertheless be conclusively presumed to be equal to 80.0% of the Mauritius tax chargeable with respect to that income and in such circumstance, the effective tax rate in Mauritius on our company’s chargeable income would be 3.0%.

Following amendments to the Financial Services Act 2007 of Mauritius pursuant to the Finance (Miscellaneous Provisions) Act 2010 in December 2010, Mauritius companies holding a Category 1 Global Business License, or GBC1, issued by the Financial Services Commission in Mauritius are permitted to conduct business both in and outside Mauritius (instead of outside Mauritius only). The operations of a GBC1 company in Mauritius will be subject to tax on chargeable income at the rate of 15.0% in Mauritius. Our company holds a specific Tax Residence Certificate for India, valid until May 4, 2018 and a general Tax Residence Certificate for all jurisdictions, valid until May 8, 2018, from the Mauritius Revenue Authority, as per the guidelines prescribed by the Mauritius Revenue Authority. These tax residence certificates are renewed annually and we have applied for their renewal and currently await the renewed certificates.

We believe that a significant portion of the income derived from our operations will not be subject to tax in countries in which we conduct activities or in which our customers are located, other than Mauritius, India, Malaysia, Thailand, Singapore and the United States. However, this belief is based on the anticipated nature and conduct of our business, which may change. It is also based on our understanding of our position under the tax laws of the countries in which we have assets or conduct activities. This position is subject to review and possible challenge by taxing authorities and to possible changes in law that may have retroactive effect. Our results of operations could be materially and adversely affected if we become subject to a significant amount of unanticipated tax liabilities.

Risks Related to Our Ordinary Shares

Investors May Have Difficulty Enforcing Judgments against Us, Our Directors and Management.

We are incorporated under the laws of Mauritius. Further, we conduct substantially all of our operations in India through our key operating subsidiaries in India. The majority of our directors and officers, and some of the experts named in this Annual Report, reside outside the United States, and a majority of our assets and some or all of the assets of such persons are located outside the United States. As a result, it may be difficult or impossible to effect service of process within the United States upon us or those persons, or to recover against us or them on judgments of United States courts, including judgments predicated upon the civil liability provisions of the United States federal securities laws. An award of punitive damages under a United States court judgment based upon United States federal securities laws is likely to be construed by Mauritian and Indian courts to be penal in nature and therefore unenforceable in both Mauritius and India. Further, no claim may be brought in Mauritius or India against us or our directors and officers in the first instance for violation of United States federal securities laws because these laws have no extraterritorial application under Mauritian or Indian law and do not have force of law in Mauritius or India. However, a Mauritian or Indian court may impose civil liability, including the possibility of monetary damages, on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Mauritian or Indian law. Moreover, it is unlikely that a court in Mauritius or India would award damages on the same basis as a foreign court if an action were brought in Mauritius or India or that a Mauritian or Indian court would enforce foreign judgments if it viewed the amount of damages as excessive or inconsistent with Mauritius or Indian practice or public policy.

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

As of March 31, 2017, we had 52,706,194 ordinary shares and 38,971,539 Class B Shares outstanding. All of the ordinary shares sold in our prior public offerings are freely tradable without restriction or further registration under the US Securities Act of 1933, or the Securities Act, unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Subject to applicable restrictions and limitations under Rule 144 of the Securities Act, all of our shares outstanding before our prior public offerings will be eligible for sale in the public market. If these shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our ordinary shares could decline. We cannot predict what effect, if any, market sales of ordinary shares held by our significant shareholders or any other shareholder or the availability of these ordinary shares for future sale will have on the market price of our ordinary shares.

Future Issuances of Any Equity Securities, Including Upon Conversion of Our Class B Shares, May Decrease the Trading Price of Our Ordinary Shares and Result in Substantial Dilution to Holders of Our Ordinary Shares.

On January 31, 2017, we issued 38,971,539 Class B Shares to MIH Internet as consideration for the acquisition of the ibibo Group and a cash contribution of $83.3 million from MIH Internet (representing 40% of our consolidated net working capital upon the completion of the acquisition, after giving effect to the cash contribution from MIH Internet). In addition, we issued 413,035 ordinary shares to MIH Internet for an aggregate consideration of $8.75 million. On May 5, 2017, we completed a private placement of 5,500,000 of our ordinary shares to various investors (including 916,666 of our ordinary shares to Ctrip) at a price of $36.00 per ordinary share and 3,666,667 of our Class B Shares to MIH Internet at a price of $36.00 per Class B Share, which generated total gross proceeds of $330 million. The issuance of ordinary shares upon the conversion of our Class B Shares may result in substantial dilution to each holder of ordinary shares by reducing that shareholder’s percentage ownership of our total outstanding shares. In addition, any future issuance of equity securities could dilute the interests of our shareholders and could substantially decrease the trading price of our ordinary shares. We may issue equity or equity-linked securities in the future for a number of reasons, including to finance our operations and business strategy (including in connection with acquisitions and other transactions), to adjust our ratio of debt to equity, to satisfy our obligations upon the exercise of then-outstanding options or other equity-linked securities, if any, or for other reasons.

Our Holding Company Will Have to Rely Principally on Dividends and Other Distributions on Equity Paid by Our Operating Subsidiaries and Limitations on Their Ability to Pay Dividends to Our Holding Company Could Adversely Impact Shareholders’ Ability to Receive Dividends on Our Ordinary Shares.

Dividends and other distributions on equity paid by our operating subsidiaries will be our holding company’s principal source for cash in order for us to be able to pay any dividends and other cash distributions to our shareholders. As of the date of this Annual Report, MMT India, ibibo India or any other subsidiary has not paid any cash dividends on its equity shares to MakeMyTrip. If our operating subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to our holding company. As our key operating subsidiaries are established in India, such subsidiaries also subject to certain limitations with respect to dividend payments.

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

Based on, among other things, the current and anticipated valuation of our assets and composition of our income and assets, we do not believe we will be a passive foreign investment company, or PFIC, for US federal income tax purposes for our current taxable year or will become a PFIC in the foreseeable future. However, the application of the PFIC rules is subject to uncertainty in several respects. In addition, a separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year. A non-US corporation will be a PFIC for any taxable year if either (1) at least 75.0% of its gross income for such year is passive income or (2) at least 50.0% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25.0% (by value) of the stock. Because the value of our assets for purposes of the PFIC test will generally be determined in part by reference to the market price of our ordinary shares, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which a US Holder (as defined in “Item 10. Additional Information — E. Taxation — US Federal Income Taxation”) holds an ordinary share, certain adverse US federal income tax consequences could apply to such US Holder. See “Item 10. Additional Information — E. Taxation — US Federal Income Taxation — Passive Foreign Investment Company.”

We May Be Treated as a “Foreign Financial Institution” Under the US Foreign Account Tax Compliance Act, Which May Impose Withholding Requirements on Payments on Our Ordinary Shares.

Provisions under the US Foreign Account Tax Compliance Act and Treasury Regulations thereunder, commonly referred to as “FATCA,” generally may impose 30.0% withholding on certain “withholdable payments” and “foreign passthru payments” (each as defined in the US Internal Revenue Code) made by a “foreign financial institution” (as defined in the US Internal Revenue Code) that has entered into an agreement with the IRS to perform certain diligence and reporting obligations with respect to the foreign financial institution’s US-owned accounts (each such foreign financial institution, a “Participating Foreign Financial Institution”). If we were treated as a foreign financial institution and if we become a Participating Foreign Financial Institution, to the extent payments on the ordinary shares are considered foreign passthru payments, such withholding may be imposed on such payments to any foreign financial institution (including an intermediary through which a holder may hold the ordinary shares) that is not a Participating Foreign Financial Institution or any other investor who does not provide information sufficient to establish that the investor is not subject to withholding under FATCA, unless such foreign financial institution or investor is otherwise exempt from FATCA. Under current guidance, the term “foreign passthru payment” is not defined and it is therefore not clear whether or to what extent payments on the ordinary shares would be considered foreign passthru payments, although IRS guidance has indicated that the definition of “foreign passthru payment” is intended to cover payments that are attributable to underlying US source income. Withholding on foreign passthru payments would not be required with respect to payments made before January 1, 2019. The United States has entered into intergovernmental agreements with certain non-US jurisdictions that will modify the FATCA withholding regime described above. It is not yet clear how the intergovernmental agreements will address foreign passthru payments and whether such intergovernmental agreements may relieve foreign financial institutions of any obligation to withhold on foreign passthru payments.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of our Company

MakeMyTrip Limited (Company No. 24478/5832) is a public company incorporated under the laws of Mauritius with limited liability on April 28, 2000, and we hold a Category 1 Global Business Licence issued by the Financial Services Commission in Mauritius. Our registered office is located at c/o CIM Corporate Services Limited, Les Cascades Building, 33 Edith Cavell Street, Port Louis, Mauritius and the telephone number for this office is (230) 212 9800. Our principal executive office is located at 19th Floor, Building No. 5, DLF Cyber City, Gurgaon, India, 122002 and the telephone number for this office is (91-124) 439-5000. Our principal website address is www.makemytrip.com. Our other websites include www.goibibo.com; www.makemytrip.ae; www.makemytrip.com.sg; www.us.makemytrip.com and www.redbus.in. Information contained on our website, or the website of any of our subsidiaries or affiliates, is not a part of this Annual Report. Our agent for service in the United States is MakeMyTrip Inc., 60 East 42nd Street, Suite 605, New York, NY 10165.

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

On April 22, 2014, we issued 38,655 ordinary shares as part of deferred consideration payable in relation to our acquisition of the Hotel Travel Group. These shares were issued from treasury shares held by us.

On January 7, 2016, we entered into an agreement for the issue of $180.0 million of 4.25% convertible notes due in 2021, redeemable at par value, in two tranches to Ctrip. On October 28, 2016, we issued an aggregate of 9,857,028 ordinary shares (comprising 659,939 ordinary shares issued from treasury shares held by us and 9,197,089 new ordinary shares) to Ctrip upon conversion of all its convertible notes.

On January 29, 2016, we re-issued 274,135 of our own shares to discharge the balance deferred consideration for the acquisition of Hotel Travel Group.

On January 31, 2017, we issued 38,971,539 Class B Shares to MIH Internet as consideration for the acquisition of the ibibo Group and a cash contribution of $83.3 million from MIH Internet (representing 40% of our consolidated net working capital upon the completion of the acquisition, after giving effect to the cash contribution from MIH Internet). As part of the consideration for the acquisition, we also issued 413,035 ordinary shares to MIH Internet for an aggregate value of $8.75 million.

As of March 31, 2017, our stated capital was $1,695,327,193.42 comprising 52,706,194 ordinary shares and 38,971,539 Class B Shares with a par value of $0.0005 each.

On May 5, 2017, we completed a private placement of 5,500,000 of our ordinary shares to various investors

(including 916,666 of our ordinary shares to Ctrip) at a price of $36.00 per ordinary share and 3,666,667 of our Class B Shares to MIH Internet at a price of $36.00 per Class B Share, which generated total gross proceeds of $330 million.

As of June 30, 2017, our stated capital was $2,025,329,229.23 comprising 58,357,828 ordinary shares and 42,638,206 Class B Shares with a par value of $0.0005 each.

Investments and Acquisitions

Acquisition of the ibibo Group

On January 31, 2017, we undertook a strategic combination with the ibibo Group by way of an acquisition of 100% equity interest in the ibibo Group from MIH Internet, an indirect subsidiary of Naspers, pursuant to a Transaction Agreement dated October 18, 2016 (“Transaction Agreement”). In consideration for the acquisition of the ibibo Group and MIH Internet’s cash contribution of $83.3 million to our holding company (representing 40% of our consolidated net working capital upon the completion of the acquisition after giving effect to the cash contribution from MIH Internet), we issued 38,971,539 Class B Shares to MIH Internet and MIH Internet exercised its option to purchase 413,035 new ordinary shares for a total cash consideration of $8.75 million. Upon completion of the acquisition, the size of our board of directors was decreased from eleven members to ten members, of which MIH Internet is entitled to nominate four (one of whom will be a resident of Mauritius). For further details, see “Item 10. Additional Information — B. Memorandum and Articles of Association — Class B Shares,” “Item 3. Key Information — D. Risk Factors — Risks Related to Us and Our Industry — Our Strategic Investments and Acquisitions May Not Bring Us Anticipated Benefits, and We May Not Be Successful in Pursuing Future Investments and Acquisitions.”

The ibibo Group was founded in 2007 and provides online travel services in India through its consumer travel brands. The ibibo Group owns and operates www.goibibo.com, a hotel and travel packages aggregator and booking service focused on the Indian consumer travel market. The ibibo Group’s standalone hotels business is substantially similar to MMT India’s standalone hotels business and, following the completion of the acquisition of the ibibo Group, we continue to operate our hotels and packages business through MMT India under the MakeMyTrip brand, and ibibo India under the goibibo brand.

Goibibo also offers budget room bookings through GoStays and air ticketing services on www.goibibo.com and its mobile platforms, which are comparable to the RightStay and air ticketing services offered on www.makemytrip.com and its mobile platforms. Like MMT India, the ibibo Group also offers rail tickets and ancillary travel services. While the ibibo Group and MMT India continue to operate these businesses under their respective ibibo and MakeMyTrip brands, we believe that our acquisition of the ibibo Group will contribute to the growth of these complementary businesses under the MMT India and ibibo India.

The ibibo Group also owns and operates redBus, a leading online bus ticketing brand with a presence across India and in select countries overseas. redBus operates its domestic business through www.redbus.in and its mobile platforms. redBus also sells bus tickets and hotel room reservations through its Seatseller platform. We believe that the addition of the redBus brand through our acquisition of the ibibo Group is a significant step in the growth of our bus ticketing business. redBus will continue to operate separately under its existing brand.

Notwithstanding our plans to continue to operate the ibibo Group’s businesses separately from MMT India’s, we plan to integrate certain backend functions, such as technology development, to support both businesses. Further, we believe that bringing together the MakeMyTrip, ibibo and redBus brands will strengthen each individual business. See also “Item 3. Key Information — D. Risk Factors —Risks Related to Us and Our Industry — Our Strategic Investments and Acquisitions May Not Bring Us Anticipated Benefits, and We May Not Be Successful in Pursuing Future Investments and Acquisitions.”

Other Acquisitions

In September 2014, we announced the establishment of our innovation fund, or the Innovation Fund, through which we will consider investing up to $3.0 million in each start-up or early-stage companies in the travel technology space. Through the Innovation Fund, we acquired a minority equity interest in Simplotel Technologies Private Limited, or Simplotel, in December 2014, and thereafter acquired additional shares of Simplotel in June and November 2015, and December 2016, which increased our equity shareholding in Simplotel to approximately 33%. Simplotel aims to provide hotels with responsive and optimized websites along with booking engines. We believe our investment in Simplotel will help to promote the online distribution of accommodation inventory in India.

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

In July 2015, we acquired an approximate 30% stake in HolidayIQ Pte. Ltd., which owns and operates www.HolidayIQ.com, a travel information portal and recommendation search engine that is popular within the Indian travel community. We believe that this strategic investment will enable both companies to scale up hotel reviews and other content for Indian customers and to offer more compelling offerings on their platforms. Also in July 2015, we acquired an approximate 74.4% stake in Bona Vita Technologies Private Limited, a newly-incorporated company which operates an online travel marketplace for domestic and outbound India holiday and business travel packages through its website www.gofro.com.

Other Recent Developments

On May 5, 2017, we completed a private placement of 5,500,000 of our ordinary shares to various investors (including 916,666 of our ordinary shares to Ctrip) at a price of $36.00 per ordinary share and 3,666,667 of our

Class B Shares to MIH Internet at a price of $36.00 per Class B Share, which generated total gross proceeds of $330 million.

B. Business Overview

Our financial and operating results for fiscal year 2017 include the financial and operating results of the ibibo Group for the two months ended March 31, 2017 following the completion of our acquisition of the ibibo Group on January 31, 2017.

We are a leading online travel company in India. Through our primary websites, www.makemytrip.com, www.goibibo.com and www.redbus.in, and mobile platforms, travelers can research, plan and book a wide range of travel services and products in India as well as overseas. Our services and products include air ticketing, hotels and packages, rail tickets, bus tickets, car hire and ancillary travel requirements such as facilitating access to third-party travel insurance and visa processing. As of March 31, 2017, we provided our customers with access to all major domestic full-service and low-cost airlines operating in India and all major airlines operating to and from India, over 40,000 hotels and over 13,500 alternative accommodations in India, over 240,000 hotels and properties outside India, Indian Railways and over 1,900 bus operators, including several major Indian and Singapore bus operators.

We commenced operations in 2000 with a focus on the non-resident Indian market in the United States, primarily servicing its demand for United States to India air tickets. We started our Indian business with the launch of our Indian MakeMyTrip website in September 2005. We currently target our services and travel products to leisure travelers and corporate travelers who prefer to make their own travel arrangements through our online and offline sales channels.

We have invested significant capital in our infrastructure and in sales and marketing efforts to build our brand, acquire customers and gain recognition, and recorded net losses for each of our fiscal years except for fiscal years 2011 and 2012. We recorded net losses in fiscal years 2009 and 2010 of $(7.3) million and $(6.2) million, respectively, and recorded net profits of $4.8 million and $7.0 million, respectively, in fiscal years 2011 and 2012. We recorded a net loss of $(27.6) million, $(20.9) million, $(18.4) million, $(88.5) million and $(110.3) million in fiscal years 2013, 2014, 2015, 2016 and 2017, respectively.

We have leveraged our significant market share in air tickets and our strong brand to rapidly diversify into the hotels and packages business, which represented 51.3% of our revenue less service cost during fiscal year 2017 and 51.1% in fiscal year 2016. The number of transactions for air tickets and hotels and packages booked through us was 5.4 million and 1.4 million, respectively, in fiscal year 2015, 7.0 million and 3.1 million, respectively, in fiscal year 2016 and 9.4 million and 6.9 million, respectively, in fiscal year 2017. Our revenue less service cost was $138.9 million in fiscal year 2015, $169.0 million in fiscal year 2016, and $273.7 million in fiscal year 2017.

Our websites and mobile platforms are designed to provide our customers with a user-friendly experience. According to SimilarWeb, our www.makemytrip.com desktop and mobile websites had a total average of over 11.2 million active users per month in fiscal year 2017, our www.goibibo.com desktop website had an average of over 1.7 million active users per month in fiscal year 2017, and our www.redbus.in desktop website had an average of over 1.9 million active users per month in fiscal year 2017. While we experienced a slight decrease in the average of number of active users per month on our desktop websites during fiscal year 2017, we believe that this is due to more customers shifting towards using our mobile website and mobile applications instead of our desktop website as a result of the increased use of smartphones and mobile devices in India.

Customers are able to make bookings on our MakeMyTrip, goibibo and redBus mobile and desktop sites accessible through www.makemytrip.com, www.goibibo.com and www.redbus.in, respectively, and through our mobile applications for iOS, Android and Windows, which allow bookings for Indian and international flights, hotels and holiday packages, and Indian bus offerings, trains and inter-city cabs. Our mobile traffic and transactions are increasing rapidly and our mobile customer base has increased from 10,394 as of December 31, 2011 to 11.3 million as of March 31, 2017. As of March 31, 2017, our MakeMyTrip mobile application had been downloaded approximately 33.7 million times on Android, approximately 4.8 million times on iOS and approximately 0.5 million times on Windows Mobile. As of March 31, 2017, our goibibo mobile application had been downloaded approximately 20.8 million times on Android and approximately 2.5 million times on iOS. As of March 31, 2017, our redBus mobile application had been downloaded approximately 9.3 million times across mobile platforms. According to App Annie, our MakeMyTrip, goibibo and redBus mobile applications had over 24.1 million, 13.4 million and 8.6 million active users per month respectively in fiscal 2017. As of March 31, 2017, we have over 71 million users on our various MakeMyTrip, goibibo and redBus mobile and application platforms.

We have built advanced and secure technology platforms, which integrate our sales, customer service and fulfillment operations. Our technology platforms are scalable and can be upgraded to handle increased traffic and complexity of products with limited additional investment such as high traffic generated by promotional rates offered simultaneously by multiple travel operators. In order to meet the requirements of this growing Indian middle class travel market where Internet penetration is relatively low, we also utilize other technology-enhanced distribution channels, including call centers and travel stores in India, as well as our travel agents’ network in India.

We have made selective acquisitions in the past to grow our business, enhance our hotel inventory in popular travel destinations for our user base and to gain access to technology. In January 2017, we undertook a strategic combination with the ibibo Group by way of an acquisition of 100% equity interest in the ibibo Group, which provides online travel services in India. The ibibo Group was founded in 2007 and provides online travel services in India through its consumer travel brands. The ibibo Group owns and operates www.goibibo.com, a hotel and travel packages aggregator and booking service focused on the Indian consumer travel market. The ibibo Group’s standalone hotels business is substantially similar to MMT India’s standalone hotels business and, following the completion of the acquisition of the ibibo Group, we continue to operate our hotels and packages business through MMT India under the MakeMyTrip brand and ibibo India under the goibibo brand. Goibibo also offers budget room bookings through GoStays on goibibo and air ticketing services on www.goibibo.com, which are comparable to the RightStay by MakeMyTrip and air ticketing services offered by MMT India. In addition, the ibibo Group also owns and operatesredBus, a leading online bus ticketing platform with a presence across India through www.redbus.in and in select countries overseas through other regional redBus websites.

We believe the strength of our brands, quality of our services, user-friendliness of our website experience, focus on our customers and efficacy of our marketing programs have enabled us to capture a significant share of the domestic air travel market in India, while increasing online penetration of the primarily-offline international air and hotels market in India. Our MakeMyTrip, goibibo and redBus brands have won a number of awards, including:

MakeMyTrip

•	Gold in the category of Travel and Holidays at the Businessworld Golden Cart Awards (2017)

•	Gold in the category of Best Travel and Tourism Brand by Social Samosa Social Media Awards (2017)

•	Most Favorite Online Tour Operator award by Readers’ Travel Awards 2016

•	Conde Nast Traveler Mobile Appies (2015) for the Most Innovative Travel App

•	Best Travel Portal India (2014) by World Travel Awards

•	Conde Nast Traveler Readers’ Travel Award – Favorite Online Travel Agent (2014, 2013)

•	Favorite Travel Portal by Outlook Traveler (2015, 2014 and 2013)

goibibo

•	Silver in the category of Travel and Holidays at the Businessworld Golden Cart Awards (2016)

•	Best Tech Travel Aggregator Brand Award by The Economic Times (2015)

•	India’s No. 1 Brand in the category of Online Travel and Leisure by Business Standard (2015)

•	Best website in the category of Leisure and Travel by Website of the Year (2014 and 2015)

redBus

•	Bronze award (Effective Use Of Consumer Feedback category) at the ACEF Customer Engagement Awards (2017)

•	Bronze award for the redBus annual calendar at the Bangalore Big Bang Awards (2016)

•	Most Trusted Brand by IBC InfoMedia (2015)

•	Most Trusted Brand (online travel category) and 13th Most Trusted Internet Brand (overall) in The Brand Trust Report, India Study (2015)

•	mBillionth South Asia Award and Global Mobile Innovation Award by Eyefortravel (2014)

Our Strengths

We have the following competitive strengths:

A Leading Online Travel Company in India with Well-Recognized Brands. Since commencing our travel business in India in 2005, we have become a leading company in the Indian online travel market for air ticketing and hotels and packages bookings. In fiscal year 2015, 4.8 million transactions for domestic air tickets in India and 1.4 million transactions for hotels and packages were booked through us. In fiscal year 2016, 6.2 million transactions for domestic air tickets in India and 3.1 million transactions for hotels and packages were booked through us. In fiscal year 2017, 8.6 million transactions for domestic air tickets in India and 6.9 million transactions for hotels and packages were booked through us. While we experienced a slight decrease in the average number of active users per month on our desktop websites during fiscal year 2017, we believe that this is due to more customers shifting towards using our mobile website and mobile applications instead of our desktop website as a result of the increased use of smartphones and mobile devices in India. According to App Annie, our MakeMyTrip, goibibo and redBus mobile applications had over 24.1 million, 13.4 million and 8.6 million active users per month, respectively, in fiscal 2017. As of March 31, 2017, we have over 71 million users on our various MakeMyTrip, goibibo and redBus mobile and application platforms. Based on data from the DGCA, we estimate that one in five domestic air passengers in India booked their air ticket through our company in fiscal year 2017.

We believe that our award-winning MakeMyTrip, goibibo and redBus brands are well-recognized in the Indian travel industry. We have invested in developing and promoting our MakeMyTrip brand since our inception, using a combination of traditional channels such as print, radio and television, mass media campaigns, as well as search engine marketing and other innovative digital marketing tools, such as outreach through Facebook, YouTube, LinkedIn, Twitter and other social media websites, viral marketing and online display banners, to broaden our reach to travelers in India and overseas. We expect to continue to invest in our MakeMyTrip brand, as well as our newly acquired goibibo and redBus brands, in the future. We also believe that our brand strength is responsible for allowing us to source a significant portion of our traffic from non-paid sources such as search engine results and direct traffic, as opposed to paid results, such as search engine marketing. We believe that our reputation and market position have also provided us with the ability to negotiate competitive rates when contracting with airlines, hotels and other suppliers.

Comprehensive Selection of Service and Product Offerings. We offer our customers a comprehensive selection of travel and travel-related services and products. We cater to the travel needs of residents in India as well as non-resident Indians and others traveling to India from the United States, Southeast Asia, the United Arab Emirates and other countries. Our services and products include air tickets, hotels and packages, rail tickets, bus tickets, car hire and ancillary travel requirements such as facilitating access to travel insurance and visa processing. As of March 31, 2017, we provided our customers with access to all major domestic full-service and low-cost airlines operating in India and all major airlines operating to and from India, over 40,000 hotels and over 13,500 alternative accommodations in India, over 240,000 hotels and properties outside India, Indian Railways and over 1,900 bus operators, including several major Indian and Singapore bus operators. Our selection of hotels is diverse, with choices for travelers from one-star to five-star offerings and home stays and budget rooms through GoStays on ibibo and RightStay by MakeMyTrip for budget travelers seeking alternative accommodations. We believe our comprehensive selection of travel services and products makes us a “one stop shop” for our customers’ travel needs and allows us to combine multiple products and provide customized packages that suit the unique needs of our customers.

Broad Distribution Network. We use a variety of technology-enhanced distribution channels to target the growing Indian middle class travel market, where Internet penetration is still relatively low. Our distribution network is centered on our India-focused websites, www.makemytrip.com, www.goibibo.com and www.redbus.in, our MakeMyTrip, goibibo and redBus mobile applications for Android and iOS, our United Arab Emirates-focused website, www.makemytrip.ae, our call centers, our airport counters and our various travel stores in 43 cities in India as of March 31, 2017. As of March 31, 2017, we had a network of approximately 3,191 registered agents across approximately 323 cities and towns in India. Such travel agents can access our MakeMyTrip business-to-business, or B2B, website which enables them to sell our full suite of online travel services to their customers. Our customers are now able to make bookings on our MakeMyTrip, goibibo and redBus mobile sites accessible through www.makemytrip.com, www.goibibo.com and www.redbus.in, and through our mobile applications for iOS and Android, which allow bookings for Indian and international flights, hotels and holiday packages, Indian bus offerings, trains and inter-city cabs. Our broad distribution network gives us widespread access to travelers both in India as well as abroad.

Advanced, Secure and Scalable Technology Platform. We have built an advanced and secure technology platform, which integrates our sales, customer service and fulfillment operations. We have designed our websites to be user-friendly, providing our customers with extensive low-price options and alternative routings, as well as offering them combinations of flight and hotel bookings at cost-effective rates. Our websites also enable our customers to find their right destinations easily by using colloquial names or major landmarks. We continuously make improvements to our online hotel booking platforms to enhance the user experience for researching and booking air tickets, hotels, packages and bus tickets on www.makemytrip.com, www.goibibo.com and www.redbus.in. We also continue to focus on automation, for example by making changes to our MakeMyTrip and goibibo extranet sites to allow more of our hotel suppliers to use a self-service mode in managing their rates and inventory.

Our web-based booking engines have been designed to link to our suppliers’ systems either through “direct connects” or a GDS (we use both Amadeus CRS and Galileo GDS), and are capable of delivering real-time availability and pricing information for multiple options simultaneously. Our goibibo platform is hosted on Amazon Web Services, or AWS, which provides a high degree of reliability, security and scalability and helps us to maintain adequate capacity. In addition, we also provide extranet access to our hotel suppliers where they can update their rates, inventory and content on our websites.

Our technology platforms in India are able to handle up to a maximum of 3.0 million website requests at one time on our MakeMyTrip platform and 4.0 million on our goibibo platform. Our platforms are scalable, and can be upgraded to handle increased traffic and complexity of products with limited additional investment. In the past, we have experienced peak traffic on our websites when multiple airlines have offered promotional rates, simultaneously. On those occasions, on average our www.makemytrip.com website handled approximately 42,000 transactions and over 2.0 million searches in a day and our www.goibibo.com website handled approximately 80,000 transactions and over 4.0 million searches in a day. We intend to continue to invest in mobile offerings and applications.

Customer-Focused Approach. We place significant emphasis on technology, personnel and training to improve our services to our customers. Our customers can choose from our various customer service channels to contact us, including web-based self-service or chat support as well as our toll-free call centers, our airport counters, our travel stores and e-mail. We have access to a large amount of customer data on account of our size and our acquisition of the ibibo Group, which allows us to optimize our online marketing and provide customized product offerings. Our mobile service platforms allow customers to receive e-tickets and flight alerts via text messages (SMS) on their mobile phones. Our customers are also able to make bookings on our mobile sites and web application mobile sites, accessible through www.makemytrip.com, www.goibibo.com and www.redbus.in. In addition to being able to make different types of travel bookings on their smartphones and mobile devices, customers can view their booking details, cancel bookings, request e-tickets, track refund status, check flight status, look for new deals and use location-based services to find nearby places of interest. Our websites provide an enhanced user experience for researching and booking hotels, as well as valuable travel information not available on our mobile sites, such as user-generated travel reviews and destination guides to help customers conduct research and make travel decisions. Our MakeMyTrip website also includes a search tool for international flights called “Inspire” targeted towards leisure travelers. This tool recommends international destinations to customers based on their selected interests and budget, shows fare trends for the next few months and facilitates the purchase of flight tickets. We have also launched “RoutePlanner,” a service on our MakeMyTrip website that helps users choose among various transportation options, including air, bus, rail and hired car, for travel between any two of over 4,000 cities in India.

We primarily outsource our call center operations and fulfillment process to Concentrix Daksh Services India Pvt. Ltd., or Concentrix, InterGlobe Technologies Private Limited, or InterGlobe, Radical Minds Technologies Private Ltd., or Radical Minds Technologies, iEnergizer IT Services, Bird Information System, iSON BPO India Private Ltd., or iSON BPO India, Intelenet, Motif India Infotech and 31 Parallel as we believe that these providers are experienced, reputable and able to adhere to our customer service standards and enhance our service quality. We also have a dedicated in-house escalation service team which operates 24 hours a day, seven days a week, and is responsible for addressing issues or complaints raised by our customers. As of March 31, 2017, we employed 544 representatives (including supervisors) in all of our in-house call centers across all of our brands. All of our representatives participate in a formal training program before commencing work and have in-depth knowledge of their relevant local market. Our representatives also attend periodic training programs to familiarize themselves with our new services and products.

Experienced Management Team. We operate in an industry where we believe one of the most important assets is the quality of our people. Our senior management team is comprised of industry executives with significant experience in the travel industry, including online travel agencies, in India and the United States. Our senior management team also has in-depth experience in the internet, consumer services and consumer product industries, having worked with companies such as GE Capital, Google, PepsiCo, Colgate and Seagram. Our senior management team are supported by our broader leadership team, comprising talented and experienced professionals that oversea and implement our day-to-day operations. We also actively recruit MBA graduates and engineers from leading institutions in India to fill important management roles in our company.

Our Strategy

We believe that the relatively low but fast growing Internet penetration and mobile internet in India, coupled with income growth in India provide us with significant growth opportunities. Our objective is to pursue market share growth opportunities and to grow profitably by building on our current position as one of India’s leading travel companies. The key elements of our strategy include:

Expand Our Hotels and Packages Business. Our hotels and packages business generally yields higher net revenue margins than our air ticketing business, and we intend to continue shifting our business mix towards this segment. We recently undertook a strategic combination with the ibibo Group by way of an acquisition of the ibibo Group, which operates a hotels and packages business substantially similar to our existing business under the MakeMyTrip brand, making us one of the leading hotels and packages providers in India. We intend to improve our profitability and further expand the market share of our hotels and packages business through the integration of the ibibo Group’s hotels and packages business.

We will proactively invest to gain further market share, through increasing automation, adopting new technologies and a deep customer focus. Our objective is to enable more hotel suppliers to be seamlessly connected to our various websites with the latest technology methods which include direct connects, channel managers and direct integrations with various aggregators. We also continue to focus on automation by making changes to our extranet to allow more of our hotel suppliers to use a self-service mode in managing their rates, inventory, content, payments and confirm bookings made by our customers on a real-time basis. Given the high penetration of smart phones in India, we have also introduced our extranet application which allows hotels to directly update inventory and rates, and confirm bookings through the application. We are investing heavily on improving the customer experience by improving our offering on various devices (especially mobile and tablets) which the customers use to connect with us and becoming more content-focused. We also intend to grow our packages business outside India through strategic partnerships and acquisitions, as well as by strengthening our relationships with key aggregators from whom we procure inventory for our packages products.

Expand Our Service and Product Portfolio to Enhance Cross-Selling Opportunities. We believe that expanding our service and product offerings is an important means of customer acquisition as the diversity of our services and products will improve our offerings to customers, attract more customers to our websites and mobile applications and allow us to cross sell higher-margin services and products to them. We actively market additional travel services to our customers. For example, we market non-air services directly to customers after they have booked their air tickets with us.

We seek to continue expanding our travel offerings beyond core air tickets, hotels and packages to mass market products including bus and rail. We introduced the sale of bus tickets in 2008 and the sale of rail tickets in 2009 under our MakeMyTrip brand. In January 2017, we expanded both of these businesses through the acquisition of the ibibo Group and the addition of its redBus bus ticketing and goibibo rail ticketing businesses to our offerings. We also provide car hire services in conjunction with our holiday package bookings and other value-added ancillary services such as facilitating access to insurance and visa processing to enhance our customers’ travel experience.

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

Expand into New Geographic Markets. We believe we are well positioned for growth in other overseas markets, particularly those with a significant non-resident Indian population as well as destinations with proximity to India and favored by Indian travelers, particularly popular regional destinations that are located within a five-hour flight from India. In December 2009, we launched our website, www.makemytrip.ae, in the United Arab Emirates, following, among other things, the registration of our website’s domain name with the relevant registry as well as the procurement of additional servers to handle the increased traffic from this new international website. The United Arab Emirates has a significant non-resident Indian population, and our website is intended to serve the travel needs of non-resident Indian travelers traveling from the United Arab Emirates and neighboring Middle Eastern countries to India as well as on their travels elsewhere. We entered the Singapore market by acquiring Luxury Tours in May 2011. In July 2011, we incorporated Luxury Tours

(Malaysia) to expand our operations in Malaysia and adjacent markets. In November 2012, we expanded in Thailand and Southeast Asia through our acquisition of the ITC Group and Hotel Travel Group. In January 2017, as part of our acquisition of the ibibo Group, we entered the Colombia and Peru markets through our redBus ticketing business.

Pursue Selective Strategic Partnerships and Acquisitions. In addition to growing our business organically, we have in the past and may continue to pursue strategic partnerships and targeted acquisitions that complement our service offerings, strengthen or establish our presence in our targeted domestic and overseas markets or to gain access to technology. On January 31, 2017, we undertook a strategic combination with the ibibo Group by way of an acquisition of 100% equity interest in the ibibo Group, which owns and operates air ticketing, hotels and packages and rail and bus ticketing businesses under its goibibo and redBus brands. In 2015, we acquired an approximate 30% stake in HolidayIQ Pte. Ltd., which owns and operates www.HolidayIQ.com, a travel information portal and recommendation search engine that is popular within the Indian travel community, an approximate 74.4% stake in Bona Vita Technologies Private Limited, a newly-incorporated company which operates an online travel marketplace for domestic and outbound India holiday and business travel packages through its website www.gofro.com, and an approximately 20.6% in Inspirock, Inc., which owns and operates www.inspirock.com, an online planning tool for developing custom-made itineraries. In 2014, we acquired a minority equity interest in Simplotel in December 2014, and thereafter we acquired additional shares of Simplotel in June and November 2015, and December 2016, which increased our equity shareholding in Simplotel to approximately 33%. In fiscal year 2013, we became the sole owner of Luxury Tours, a Singapore-based travel agency which is engaged in the business of providing hotel reservations, excursion tours and other related services to inbound and outbound travelers in Singapore and the rest of Southeast Asia, following our initial investment in 2011. We became the sole owner of the ITC Group in 2015, a well-established hotel aggregator and tour operator focused on Thailand in which we initially invested in 2012. We believe that our acquisitions and partnerships, together with our technology platform that enables us to successfully and cost-effectively integrate our new acquisitions and partners, have helped to strengthen our positions in our different businesses. We expect to continue to monitor strategic partnerships and acquisitions in the future.

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

Air Ticketing

Our air ticketing business is primarily targeted at domestic travel within India and international travel originating in India; and inbound travel to India from the United States and other countries. We further expanded our air ticketing business in 2017 through our acquisition of the ibibo Group, through which we continue to operate the ibibo Group’s similar goibibo business.

Indian Domestic and Outbound Travel. We commenced our Indian operations under our MakeMyTrip brand in 2005 and have experienced significant growth in our air ticketing business covering domestic travel within India and international travel from India. The following table sets forth the number of transactions for air travel booked through our MakeMyTrip and goibibo platforms in recent prior periods.

	Number of Transactions
	For Fiscal Year March 31
	2015	2016	2017
Indian domestic air travel	4.8 million	6.2 million	8.6 million
Outbound air travel	0.5 million	0.6 million	0.8 million

We provide our customers with a wide selection of airline tickets for all major domestic full-service and low-cost airlines operating in India, including Air India, Air India Express, Go Air, IndiGo, Jet Airways, SpiceJet, Vistara, Air Asia and Trujet; and all major international flights that originate from cities in India, including Air India, Air France-KLM, British Airways, Emirates, Jet Airways, Lufthansa, Malaysia Airlines, Singapore Airlines, Thai Airways, FlyDubai, Air Asia, Etihad Airways, Kenya Airways, Qatar Airways, Virgin Atlantic, Malindo and Tiger Airways. We make booking with these airlines either through a GDS (we use both Amadeus CRS and Galileo GDS) or via “direct connects” to the airlines’ booking systems.

We believe our websites provide comprehensive information to our customers in a time-efficient and unbiased manner. Customers are able to quickly and easily evaluate a broad range of potential fare and airline combinations through our user-friendly websites. Customers may search for flights based on their preferred travel dates, destinations, number of passengers, number of stops and class of travel, or may use our more advanced search tool and include additional search parameters. For example, for our Indian domestic flights, customers may include searches for night flights, specify a preference for direct flights, as well as include only certain airlines and only refundable fares. Customers can also easily filter and sort the results of their search according to their preferences.

Inbound Travel to India. We began selling air tickets for the United States-to-India sector in 2000 through our MakeMyTrip platform. Following our acquisition of the ibibo Group in January 2017, we also sell air tickets for inbound travel to India through our goibibo platform. Our customers are mainly non-resident Indians and persons of Indian origin traveling to India. Our customers may search and book their flights on our US sub-domain website, us.makemytrip.com, which is linked to our MakeMyTrip primary website, www.makemytrip.com, and uses a similar search and display interface. The total number of transactions for inbound air travel to India booked primarily from the United States and the United Arab Emirates through us was 180,243 in fiscal year 2015, 155,251 in fiscal year 2016 and 106,054 in fiscal year 2017.

Hotels and Packages

We introduced our hotels and packages business in 2005 and have since experienced significant growth in this area, including through our acquisition of the ibibo Group in January 2017. The ibibo Group’s standalone hotels business is substantially similar to MMT India’s standalone hotels business and, following the completion of the acquisition of the ibibo Group, we continue to operate our hotels and packages business through MMT India under the MakeMyTrip brand and the ibibo Group under the goibibo brand. The total number of transactions in our hotels and packages business was 1.4 million in fiscal year 2015, 3.1 million in fiscal year 2016 and 6.9 million in fiscal year 2017.

Hotels. Customers can search, compare and make reservations at more than 40,000 hotels, 13,500 alternative accommodations in India and over 240,000 hotels and properties outside India on our MakeMyTrip and goibibo websites. We procure room inventory from our hotel suppliers through three methods: “direct connects,” “direct allocation” and for most hotels outside India, through contracts with online travel agents and aggregators outside India. Substantially all of our hotel suppliers in India have a “direct allocation” arrangement with us whereby they allocate rooms directly to us either by managing their room inventory on an extranet provided by us, or through channel managers, or supported by us via telephone. We do not assume any inventory risk for such “direct allocation” as unsold inventory is released to the hotels within an agreed period of time. The remaining hotels in India are connected through direct connects. “Direct connect” is the method by which our booking systems are integrated with the central reservations systems of the hotels and reservations made are confirmed on a real-time basis, although this applies to a small proportion of our total hotel bookings. Through our ongoing efforts to increase the automation of and otherwise improve our extranet, our hotel suppliers are now able to perform more of the necessary functions for executing transactions through our system without our direct involvement. We obtain inventory for most hotels outside India through contracts with other online travel agents and aggregators outside India. In some instances, in order to enjoy special negotiated rates for these hotels, we pre-purchase hotel room nights and assume inventory risk on them. Our inventory also includes home stays and budget rooms through GoStays on ibibo and RightStay by MakeMyTrip for budget travelers seeking alternative accommodations. In 2017, we also introduced MakeMyTrip Assured Hotels, which categorizes based on quality and service reviews to provide quality assurance to customers at the time of booking.

Our customer base is primarily residents in India and non-resident Indians and others traveling to India from the United States and other countries. With respect to our websites and applications, the focus of our technological improvement and sales efforts is on consolidating multiple supply sources and identifying the best rates possible for our customers. In addition, we have invested in multi-lingual products and marketing, with in-house translation and customer service teams for twelve different languages. On our www.makemytrip.com and www.goibibo.com websites and through our applications on various mobile platforms, customers may search for hotels based on their destination, preferred dates for check-in and check-out, and may easily filter their search results by selecting star ratings, specific hotel chains and location etc. Customers can also indicate amenity preferences, such as business services, internet access, fitness centers, swimming pools and travel assistance. MakeMyTrip’s “View Map” offers customers the ability to compare hotel locations on an interactive neighborhood map. Our online hotel booking platforms provide an enhanced user experience for researching and booking hotels on the desktop and mobile devices.

Packages. We offer pre-packaged vacations designed by our in-house product specialists, under arrangements with various travel suppliers and our GDS service providers to cater to both individual and group travelers. Our packages also include various travel services such as travel insurance, visa processing, airport transfer and sightseeing.

•	Indian Domestic Packages. We offer a variety of packages, including escorted tours, honeymoon specials and weekend breakaways, as well as vacation themes, such as beach, adventure, family, pilgrimage, romantic, shopping, cruise and culture. Our demographic target for the “weekend breakaways” packages is corporate executives.

For our customers travelling within India, our Indian website offers a flight plus hotel option, using a similar search and display interface as our separate air ticketing and hotels websites, which enables customers to view multiple combinations of airlines and hotels to assemble a trip which satisfies his or her unique requirements. Our www.makemytrip.com and www.goibibo.com websites allow customers to customize their trips by combining two or more travel products and selecting their desired air and hotel supplier, often at a discounted price, compared to booking the individual components separately.

•	International Packages. We offer pre-designed independent packages, customized independent vacations, customized group tours and pre-designed escorted tours. The wide array of holiday options offered is intended to suit varying budgets and preferences of potential customers.

•	Meetings, Incentives, Conferences, Exhibitions and Events. Our MICE team offers services to organizations and other groups who wish to plan meetings, conferences or other events or organize group trips. Our MICE team assists such customers in planning and booking travel arrangements for large groups of travelers and delivers tickets and other documentation, and, on request of the customers, a member of our MICE team will accompany the group during the travel in order to ensure that all plans and activities run smoothly. Our MICE team also assists employees of these organizations with their personal travel needs.

We also operate www.gofro.com, an online travel marketplace for domestic and outbound India holiday and business travel packages, through our subsidiary, Bona Vita Technologies Private Limited. GoFro also offers assisted booking through destination experts and customizable travel plans, flight itineraries, transfers and activity schedules.

See Note 6 to the accompanying consolidated financial statements in Item 18 for a breakdown of total revenues by geographical location of customers for each of the last three fiscal years.

Other Services and Products

Rail Tickets. We sell railway tickets in India on our MakeMyTrip and goibibo platforms through “direct-connect” access to Indian Railways’ passenger reservation system online, allowing customers to reserve and purchase Indian Railways tickets on a real-time basis through our websites. Indian Railways is India’s state-owned railway which owns and operates most of India’s rail transport. We booked 194,856, 242,398 and 298,585 transactions for rail tickets in fiscal years 2015, 2016 and 2017 respectively.

Using a customized search interface, our customers are able to quickly search for train tickets based on their preferred travel dates, destinations and class of travel. Customers are able to compare travel options across various trains, classes, dates and prices. The search results displayed are detailed and have been customized to suit the needs of local Indian railway users.

Bus Tickets. Following our acquisition of the ibibo Group in 2017, we own and operate our bus ticketing business primarily through redBus, a leading online bus ticketing platform with a presence across India through www.redbus.in and in select countries overseas through our other regional redbus websites. Customers are able to make bookings on our desktop site, www.redbus.in and mobile site, m.redbus.in, and on major mobile platforms through our redBus mobile applications for iOS and Android. Through our redBus mobile application, customers can also access YourBus, a vehicle tracking tool.

redBus mobile traffic and transactions are increasing rapidly and its mobile customer base has increased from approximately 20,000 customers as of March 31, 2013 to 2.1 million as of March 31, 2017. As of March 31, 2017, our Android application had been downloaded approximately 8.8 million times and our iOS application had been downloaded approximately 680,000 times. As of March 31, 2017, we had approximately 9.3 million mobile users. Customers are also able to book bus tickets through our MakeMyTrip platform.

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

Customers can search for bus tickets based on their preferred travel dates and routes and our websites will typically display numerous options for customers to choose from. We offer our customers basic information on the type of bus used on the relevant route and customers are able to select seats, choose from the available boarding points in the relevant city on the routes as well as obtain information on the location of the chosen boarding point among other details. Our redBus website also enables our customers to find their right destinations easily by using colloquial names. We also recently made significant improvements to our online bus booking platform, such as more flexible filters and crowd-sourced bus images and reviews from our users which helps our customers make informed decisions while booking buses. Our redBus website also includes tools to book weekend getaways that include bus bookings for the onward and the return trip and a hotel stay in the getaway location.

redBus also sells bus tickets and hotel room reservations through agent platform, SeatSeller, which comprises more than 19,000 agents across India, Southeast Asia and Latin America. In addition, redBus inventory is sold through more than 200 application programming interface, or API, partners. We have also launched our redBus self-service web-support, My Account, which allows customers to check their booking details, print e-tickets and vouchers, send themselves an SMS containing their ticket details, cancel their bookings and track the status of their refunds.

Car Hire. We provide car hire services in conjunction with holiday package bookings on our Indian website.

Ancillary Services and Products

As an ancillary service offered to our customers, we provide our customers with the option to purchase travel insurance for trips and packages booked on our MakeMyTrip, goibibo and redBus platforms. On www.makemytrip.com, www.goibibo.com and www.redbus.in, prior to confirming and proceeding with the reservation of and payment for a flight or hotel, our customers are prompted to purchase such travel insurance. Travel insurance is also available for purchase through our call centers and travel stores. We also provide visa processing services, and sell telephone calling cards to our customers. In addition, we offer travel-related businesses and other third parties the opportunity to advertise on our websites.

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

Our customers’ varied needs are served by different distribution channels. During fiscal year 2017, 98.6% of our sales of air tickets for travel were made through our websites and mobile applications, 1.4% of our sales for air tickets, which were most commonly for inbound travel, were made through our call centers. Our sales of hotel rooms are also primarily made through our websites and our mobile applications. Our customers can book standard flight plus hotel packages on our websites and our mobile applications, but the majority of the sales of packages within or outside India are concluded through our call centers, travel stores and travel agents’ network. All of our rail and bus ticket sales in India are made through our Indian website.

In fiscal year 2017, transactions executed through our websites, call centers and travel stores accounted for approximately 98.7%, 0.8% and 0.5%, respectively, of our total transactions. Further, in fiscal year 2017, our mobile platforms contributed approximately 56.2% of the total transactions carried out through our websites.

Internet Websites

We operate the websites www.makemytrip.com (including the sub-domain us.makemytrip.com), www.makemytrip.ae and www.makemytrip.com.sg servicing the Indian domestic and outbound market, the United States-India inbound market (focusing in particular on non-resident Indians in the United States), the United Arab Emirates as well as neighboring Middle East countries, Singapore and neighboring Southeast Asian countries, respectively. Following our acquisition of the ibibo Group in January 2017, we also operate the websites www.goibibo.com and www.redbus.in.

Our websites and their content are tailored to our predominantly Indian user base. For example, on www.makemytrip.com, we have localized our top-selling hotel webpages with information and using language that we believe would be more attractive and relevant to an Indian user. Following our acquisition of the ibibo Group in January 2017, we are integrating the in-house development capabilities of MMT India and the ibibo Group to continuously maintain and improve our various platforms, including our www.makemytrip.com, www.goibibo.com and www.redbus.in websites.

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

Typically, a transaction on our websites involves the following steps:

Search. A customer conducts a search for a particular product, or combination of products (for example, flight plus hotel), on our websites by defining desired parameters. For example, for domestic Indian flights, apart from the city of departure and destination, number of travelers and dates of travel, our customers can also input additional parameters such as preferred cabin class, preferred airlines, refundable fares and direct flights. Our websites’ search capabilities employ scalable search and routing logic that we believe return comprehensive results without sacrificing search response times or creating added stress on our suppliers’ infrastructure. Our search results are generated in a cost-effective and time-efficient manner since over 80% of our search results come from cache. Our web-based MakeMyTrip, ibibo and redBus booking engines, which have been designed to link to our suppliers’ systems either through “direct connects” or a GDS (we use both Amadeus CRS and Galileo GDS), allows us to deliver real-time information. In addition, we also provide extranet access to our hotel suppliers where they can update their rates, inventory and content on our websites.

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

Review. After a customer has selected a particular option, our websites will provide the customer with an opportunity to review the details of the product being purchased and the terms and conditions of such purchase. At this stage, our websites connect to the GDS (Amadeus CRS and Galileo GDS) or the websites of our travel suppliers to confirm the availability and pricing of the product selected, and in the event the customer’s choice is not available, the customer will be informed of the next-best alternative to the selected product. Customers booking air tickets or hotels will also be shown options to purchase travel insurance and other related ancillary services.

Payment. We offer our customers a variety of payment methods. On our Indian websites, customers may pay in Indian Rupees with credit cards, debit cards issued by several major banks in India (including Citibank, ICICI Bank, HDFC Bank, State Bank of India and AXIS Bank), bank transfers or e-Wallets (including PayTM, Freecharge and PayU). We also offer partial payment options for large value transactions. The payment gateway for sales on our Indian websites are secured by “Verified by VISA,” “MasterCard SecureCode,” “Diners ProtectBuy,” “RuPay PaySecure” and “American Express SafeKey.” Customers may also use our propriety prepaid wallets (“MyWallet,” “GoCash” and “RedBus Wallet”) to obtain instant refunds and a quicker checkout experience. We recently began accepting payment through the Bharat Interface for Money (BHIM) Pay Android app and through the unified payment interface for our redBus Android app. On our US MakeMyTrip website, customers may pay in US dollars with credit cards or through PayPal. On our United Arab Emirates website, customers may pay in United Arab Emirates Dirhams with credit cards. On our other international websites, customers may pay in multiple currencies with credit cards.

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

We use single factor authentication for Latam transactions in our redBus ticketing business and have enabled fraud verification with the payment gateway which processes these transactions. We do not support foreign credit cards on our Indian channels currently as we have not engaged any external party to conduct fraud verification for foreign credit card transactions. We support offline payments for Indonesia and Latam markets, where customers can reserve seats for a fixed number of hours and subsequently pay for such seats in cash at ATM stores and other offline locations.

Call Centers

Our in-house call centers that handle our sales and post-sales customer service support for MMT India’s international hotels and packages business as well as domestic Indian packages with more complicated itineraries, are run out of Gurgaon in India, as well as out of Singapore and Thailand. Our in-house call centers that handle our sales and post-sales customer service support for our bus-related services are run out of Bangalore and Pune, as well as out of Singapore and Thailand. Our call centers in India operate 24 hours a day, seven days a week and customers can call these centers through various toll-free numbers in India to consult with our sales representatives, receive comprehensive, real-time hotel and package information, and make travel bookings. As of March 31, 2017, we employed 544 representatives (including supervisors) in all of our in-house call centers across all of our brands. All of our sales representatives in India participate in a formal four-week training program before commencing work and have an in-depth knowledge of their relevant local market. Our sales representatives are also trained and updated with our new services and products.

To achieve cost-efficiency and scalability, we utilize various third-party vendors in India to manage our call center service and we outsource our call center service for sales and service for all international flights (both inbound to India and outbound from India), and most of our hotel reservations and packages to such vendors. Our outsourcing service providers also handle our post-sales customer service support for all flights (domestic and international), hotel reservations and packages, and rail and bus ticketing, as well as back office fulfillment and ticketing services. We primarily outsource our call center operations and fulfillment process to Concentrix, InterGlobe Radical Minds Technologies, iEnergizer IT Services, Bird Information System, iSON BPO India, Intelenet, Motif India Infotech and 31 Parallel as we believe that these providers are experienced, reputable and able to adhere to our customer service standards and enhance our service quality. Our external agents must undergo a formal four-week training program as well as periodic refresher training courses in order to understand our processes and systems and be able to effectively service our customers.

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

Travel Stores

As of March 31, 2017, we had 16 company-owned travel stores in 15 cities, including one in our office in Gurgaon, 35 franchisee-owned travel stores which primarily sell packages in 32 cities, and counters in four major airports in India under our MakeMyTrip brand.

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

Travel Agents’ Network

As of March 31, 2017, we had a network of 3,191 registered agents across 323 cities and towns in India. Such travel agents can access our MakeMyTrip and redBus B2B websites which enable them to sell our full suite of online travel services to customers. Our B2B websites uses a similar interface as our external customer-facing websites. We believe our network is attractive to travel agents as we provide access to products which such agents may not otherwise be able to access cost-effectively or at all. These travel agents earn commissions from us depending on the volume and type of travel services and products sold. Furthermore, our travel agents’ network allows us to expand our footprint in India and distribution network in a cost-effective manner.

Mobile

Our MakeMyTrip, goibibo and redBus mobile platforms, including our mobile websites and mobile applications, allow customers to search, book and pay for Indian domestic and international air tickets, hotels and packages, rail and bus tickets and car bookings on their mobile phones at no additional cost. The tickets and bookings are delivered through email and SMS. In addition to being able to make different types of travel bookings on their smartphones and mobile devices, customers can view their booking details, cancel bookings, request e-tickets, track refund status, look for new deals and use location-based services to find nearby places of interest. Our mobile applications are available for Android, iOS, Blackberry and Windows devices.

As of March 31, 2017, our MakeMyTrip mobile application had been downloaded approximately 33.7 million times on Android, approximately 4.8 million times on iOS and approximately 0.5 million times on Windows Mobile. As of March 31, 2017, our goibibo mobile application had been downloaded approximately 20.8 million times on Android and approximately 2.5 million times on iOS. As of March 31, 2017, our redBus mobile application had been downloaded approximately 9.3 million times across mobile platforms. According to App Annie, our MakeMyTrip, goibibo and redBus mobile applications had over 24.1 million, 13.4 million and 8.6 million active users per month respectively in fiscal 2017. Our mobile platforms have been a key driver of our transaction growth in fiscal year 2017. Approximately 55.7% of our Indian online visitors reached us through our mobile platforms in fiscal year 2017. We have invested significantly in customer acquisition and inducement programs in order to increase mobile application downloads and accelerate growth in our India standalone hotel booking business. In our hotels and packages booking business, more than 72% of online transactions in fiscal year 2017 were completed through our mobile platforms.

Technology and Infrastructure

General

We benefit from an advanced technology platform which we believe has a high level of reliability, security and scalability, and which has been designed to handle high transaction volumes across all our websites on shared infrastructure.

We operate our technology platform through external and internal data centers in India located in Mumbai, Chennai and Gurgaon. Our Indian external data centers run together in “active-active” mode so that each serves approximately half of our website traffic at any given time. Our internal data center runs independently and serves all the data needs of our internal operations, such as e-mail.

In the event one of our Indian external data centers shuts down, our other Indian external data center will automatically take over for it. This capability helps us to ensure business continuity and minimize potential damage in the event of a disruption. Our www.makemytrip.com platform is able to handle up to 3.0 million website requests and 8.5 million page views per day and our www.goibibo.com platform is able to handle up to 10.0 million website requests and 4.0 million page views per day.

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

We have the ability to scale our technology platform up and down to meet our needs without incurring substantial costs through the use of virtual machines, cloud platforms and infrastructure when required. Our technology stack is also modular and can be easily modified for multiple lines of business.

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

Fully Integrated Technology Platform

Our CRM systems in India use software by Oracle, SalesForce Cloud and FreshDesk, which integrate our sales, customer service and fulfillment operations. Our CRM systems are designed to analyze customer needs for better servicing. They generate reports identifying areas of opportunity or weakness and thereby help us in improving our service and product quality. Our web-enabled centralized booking system in India enables our customers and B2B partners to search and book travel services and products we sell and provide on a real-time basis. We also have “Verified by VISA,” “MasterCard SecureCode,” “Diners ProtectBuy,” “RuPay PaySecure” and “American Express SafeKey” enabled payment gateways, which provides additional security for transactions via our Indian website using credit cards and debit cards issued by Indian institutions. We also offer payment options via netbanking and other instruments. Telephone services are powered by Genesys.

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

Our ERP application uses Microsoft Dynamics in the case of MMT India, Oracle Financial Services Software for ibibo India and Tally in the case of our redBus business. These systems are integrated with our midoffice systems which enable our agents to create and amend bookings as well as to attend to customer inquiries raised in our CRM systems.

Our goibibo and redBus platforms are hosted on AWS which provides us the flexibility to scale horizontally. AWS provides a high degree of reliability, security and scalability all at the same time. For business continuity, these systems are backed up and snapshots are taken at regular intervals, including several times throughout the day. We have the ability to scale any of our applications depending on the traffic. This helps us in maintaining adequate capacity. Our technology architecture is modeled on web service architecture, which enables us to move swiftly and make changes on any APIs. We also have a New Relic monitoring system that tracks crucial metrics of our ibibo and redBus applications. These provide information on system health, performance and security that is trackable in real time and can be data mined for troubleshooting.

We also use software from Omniture Web Analytics, SAS, Big Data Hive, Google Analytics Premium, AppsFlyer and Qlikview to assist us in analyzing our web-based business through various metrics, such as the rate of conversion of visitors to our websites to purchasing customers. We also use RedShift, a data warehousing system, to correlate data across multiple systems. Our Adobe Campaign Manager software enables us to conduct real-time, targeted event-based campaigns on WhatsApp and similar applications, email and SMS.

Our systems include automation for ticketing, monitoring of schedule changes and providing alerts to customers, as well as auto-cancelation of reservations made through GDS or airlines’ central reservations systems. We are continually looking for opportunities to automate our processes in order to further increase our productivity and improve the scalability of our business.

Our rebus bus ticketing business also relies on an in-house built advanced and secure technology platform, which integrates our sales, customer service and fulfillment operations. Our core technology platform is scalable and can be scaled to handle increased traffic and complexity of products with limited additional investment.

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

Marketing and Brand Awareness

We believe our online and offline marketing strategies increase our brand awareness, drive potential customers to our websites and mobile applications and improve the rate at which potential customers visiting our websites and mobile applications become actual customers. Our marketing strategies have been in line with our objective of driving the shift from offline to online, especially in the hotels segment, and reaching the underpenetrated and fragmented Indian online hotels segment while strengthening our brands’ dominant leadership position in the space.

Our marketing channels on desktop and mobile web primarily include online advertising, such as paid search engine marketing and optimization with leading Internet search engines (such as Google, Bing and Yahoo!), social media advertising (such as on Facebook, Twitter and YouTube) and display advertising on other websites (such as Yahoo! India and Times of India), participation in meta search engines (such as hotels product ads by Google and Ixigo), offline advertising using print or broadcast media, such as television or radio, e-mails and short messages, and other marketing channels, such as through our call centers and travel stores. We also advertise on mobile applications including Google and Facebook. We have consistently invested in building our brand and expanding our reach to travelers in India as well as overseas, through mass media campaigns as well as through innovative digital marketing tools such as viral marketing and online display banners. We also have a strong presence in social media, such as Facebook, YouTube, LinkedIn and Twitter.

Our marketing programs and initiatives include broad-based campaigns, promotional or seasonal offers, as well as, brand campaigns to drive brand building with our customers. In March 2016, we redesigned our logo for the tradename “makemytrip” and launched an advertising campaign with leading Bollywood celebrities as our brand ambassadors. Our advertising campaigns promote the competitive pricing of our offerings (including no cancellation charges or no advanced payment requirements) and wide inventory of travel offerings. We have also begun to leverage our customers’ social networks to reach new and younger segments of the market, particularly for our goibibo brand. For example, GoContacts syncs our goibibo mobile application with a user’s address book and allows the user to earn travel currency by engaging with their social media network.

As part of our marketing efforts, we also entered in to strategic alliances and partnerships with several major banks in India including Citibank, HDFC Bank, State Bank of India (SBI), Axis Bank and ICICI Bank, which provide access to our partners’ customers. We also have co-branded MakeMyTrip and goibibo travel cards with American Express, which offers a number of travel related products and benefits to cardholders. Our marketing efforts have also included strategic partnerships with tourism boards in Singapore, Hong Kong, Australia and Dubai to help them better market and promote these destinations to Indian travelers.

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

The key channels through which we implement our customer support and communicate with our customers are as follows:

Web-based Support. We offer two web-based customer support services. Our self-service web-support available through free online accounts on our websites allow customers to check the status of their domestic and international flight, train, bus or hotel bookings, cancel bookings and track the progress of their refund, among other things. Customers who require assistance or have inquiries about certain products also have an option to contact our sales representatives via our websites and we have dedicated personnel available 24 hours a day, seven days a week, who provide assistance to our customers on a real-time basis.

Call Centers. We provide our customers with comprehensive and real-time assistance through our call centers which are available 24 hours a day, seven days a week. Currently, we outsource a portion of our customer service call center operations to Concentrix, InterGlobe, Radical Minds Technologies, iEnergizer IT Services, Bird Information System, iSON BPO India, Intelenet, Motif India Infotech and 31 Parallel in India, whose employees have been trained by our respective outsourcing service providers and us. We had 2,482 outsourced call center representatives as of March 31, 2017.

We also have a dedicated in-house escalation service which operates 24 hours a day, seven days a week, and is responsible for addressing issues or complaints raised by our customers, as well as in-house call centers in India, Singapore and Malaysia which mainly handle customer service support for all our bus-related services. We are able to log on to customer calls enabling us to perform random checks on our call centers on a real-time basis. Our system also enables us to monitor the number of waiting calls, the number of active call center agents, and the real-time activity status of agents. We have an in-house quality team which monitors the quality of interaction across lines of business, including through analysis of the tone and voice of our customers, in order to ensure high quality service is consistently offered to our customers. As of March 31, 2017, we employed 544 representatives across our in-house call centers. All of our representatives participate in a formal training program before commencing work and have in-depth knowledge of their relevant local market. Our representatives also attend periodic training programs to familiarize themselves with our new services and products.

Travel Stores. Customers may also visit our MakeMyTrip brand travel stores and airport counters in 43 cities in India and obtain assistance from our sales and customer service representatives.

Mobile Service. In addition to being able to make different types of travel bookings on their smartphones and mobile devices, customers can view their booking details, cancel bookings, request e-tickets, track refund status, check flight status, look for new deals and use location-based services to find nearby places of interest. These services are available through all our mobile applications and our mobile sites.

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

Our top five (in alphabetical order) airline suppliers for travel in India and overseas (based on revenue less service cost earned by us) and our top five (in alphabetical order) hotel suppliers (based on gross bookings) for fiscal year 2017 (including the contribution from ibibo Group) were:

Airlines (Travel within India)	Airlines (International Travel)	Hotels (within India)
Air India	Air India	Carlson Group of Hotels
Go Air	Emirates	Ginger Hotels
IndiGo	Etihad Airways	Lemon Tree Hotels
Jet Airways	Jet Airways	Sarovar Hotels And Resorts Pvt Ltd
SpiceJet	Malaysia Airlines	Taj Hotels, Resorts & Palaces

Airlines

We have access to real-time inventory of all major airlines operating in, from and to India either through a GDS (we use both Amadeus CRS and Galileo GDS) or through “direct connects” to our airline suppliers’ booking systems.

Most of these airlines offer us fares that match those offered by the airlines on their own websites as well as on other online travel websites. The fares paid by our customers include our service fee in addition to the fares charged by the airlines. We currently have commission arrangements with all India-based airlines, as well as major international airlines that service India, where part of our commission is linked to the number of sales facilitated by us or the revenue realized by these airlines on sales completed through us. Similarly, we earn fees from our GDS service providers on a per-segment basis for sales completed by us through the GDS that are linked to the volumes of sales completed by us.

Hotels

As of March 31, 2017, we provided our customers with access to over 40,000 hotels, 13,500 alternative accommodations in India and more than 240,000 hotels and properties outside India. Our hotel supply team is responsible for negotiating agreements or arrangements with independent hotels, hotel chains and hotel management companies and securing competitive rates, promotions and access to inventory for listing on our websites as well as packaging of holidays. We select our hotel partners by their reputation and quality and monitor customer feedback on our websites as well as other channels in order to ensure that hotels listed on our websites maintain acceptable standards.

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

Buses

As of March 31, 2017, we provided our customers with access to over 11,000 privately owned buses, approximately 25,000 government owned Road Transport Corporation buses in India, 1,850 buses across Peru and Columbia and 6,000 buses across Singapore, Malaysia and Indonesia. We aim to provide a wide range of bus ticket inventory on our platform and enable bus operators to list their inventory online through our inventory hosting software called redBus Plus or to integrate their existing inventory software to our platform. redBus Plus allows bus operators to update service information, creating campaigns, responding to customer feedback and analyze customer demand. redBus also provides bus ticketing API to multiple e-commerce websites across the spectrum and thus enables a widest possible distribution reach for bus operators.

Competition

The market for travel services and products is highly competitive. We currently compete with both established and emerging providers of travel services and products, including other online travel agencies, such as cleartrip.com, expedia.com, travelocity.co.in, yatra.com, booking.com and agoda.com, as well as traditional travel agencies, tour operators, travel suppliers and operators of travel industry reservation databases. Large, established Internet search engines have also launched applications offering travel itineraries in destinations around the world, and meta-search companies who can aggregate travel search results also compete with us for customers. In our domestic hotels and packages business, we compete primarily with established Indian travel market players, such as Cox & Kings and Thomas Cook and new entrants such as oyorooms.com. Such competitors may have greater financial resources than us, may seek to increase market share by offering heavy discounting and promotional schemes and may be able to negotiate better rates with suppliers.

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

Intellectual Property

Our intellectual property rights include trademarks and domain names associated with the names “MakeMyTrip,” “goibibo” and “redBus,” and other rights arising from confidentiality agreements relating to our website content and technology. We regard our intellectual property as a factor contributing to our success. We rely on trademark law, trade secret protection, non-competition and confidentiality agreements with our employees and some of our partners and vendors, to protect our intellectual property rights. We require our employees to enter into agreements to keep confidential all information relating to our customers, methods, business and trade secrets during and after their employment with us. Our employees are required to acknowledge and recognize that all inventions, trade secrets, works of authorship, developments and other processes made by them during their employment are our property.

We have registered the domain names www.makemytrip.com (which includes the sub-domain “us.makemytrip.com” for our US website), www.makemytrip.ae, www.makemytrip.com.sg, www.goibibo.com, www.redbus.in, www.luxury.com.sg and www.indiaahoy.com and have full legal rights over these domain names for the period for which such domain names are registered. We primarily conduct our business under the “MakeMyTrip,” “goibibo” and “redBus” brand names and logos. We have registered the trademark “MakeMyTrip” in India, Mauritius, Bhutan, Nepal, Singapore, Taiwan, Indonesia, European Union, Canada, Australia, Malaysia, Saudi Arabia, Qatar, United Arab Emirates and Bahrain, and we have applied for registration in Sri Lanka, Kuwait, Oman and Japan. We have also registered the following logos and word marks in India: “IBIBO,” “GOIBIBO,” “redBus.in,” “Ryde,” “Ryde by Ibibo,” “Ibibo Ryde” and “goCash.” The word mark “MakeMyTrip” and trademark “MakeMyTrip.com-India in every trip” are registered in the United States. We have applied for registration of our new “MY” MakeMyTrip logo and our MakeMyTrip mark with our new logo in India. We have registered copyrights of our logos and brand names “MakeMyTrip,” “goibibo” and “redBus” in India and copyright registration of certain specific representations of the logo “my.”

The logos “India Ahoy” and the word mark “Travel Talkies,” logo and word mark “tripalong,” “MakeMyTrip — Memories Unlimited,” “MakeMyTrip-Dil Toh Roaming Hai,” “Dil Toh Roaming Hai” are also registered trademarks in India. We have applied for trademark registration of the logos and word marks “MakeMyTrip — Hotels Unlimited,” “routeplanner” and “Uncancel,” the logo “my” and the word mark “MMT,” in India and such applications are currently pending. We have filed responses to objections raised by the Trademark Registry to certain of these applications. Our word mark “Dil Toh Roaming Hai” and word mark and logo “MakeMyTrip.com-India in every trip” are registered as trademarks in the United States. We have registered the service mark for “ITC” in Thailand and have applied for registration of the trademark “ITC” in Thailand. We have also obtained an assignment over the trademark “Luxury Tours & Travel.” We have also applied for patents in India for certain aspects of our technological systems.

Employees

As of March 31, 2017, we had 3,426 employees. The following tables show a breakdown of our employees as of the end of our past three fiscal years by category of activity and geographic location.

	Number of Employees as of March 31,
Division/Function	2015	2016	2017
Management	12	13	19
Product development	44	55	180
Sales and marketing	676	708	712
Technology development and technology support	336	416	980
Others (including operations, business development, administration, finance and accounting, legal and human resources)	706	748	1,535

Total	1,774	1,940	3,426

	Number of Employees as of March 31,
Location	2015	2016	2017
India	1,400	1,621	3,164
United States	4	3	3
Singapore	63	62	48
Malaysia	19	17	24
Thailand	223	228	122
United Arab Emirates	5	8	8
China	1	1	1
The Netherlands	43	—	—
Israel	16	—	—
Colombia	—	—	6
Peru	—	—	50

Total	1,774	1,940	3,426

None of our employees are represented by a labor union. We believe that our relations with our employees are good. We contract with third parties for the provision of temporary employees from time to time based on the needs of our businesses for various functions, including administration, technology-related projects and staffing at our travel stores and airport counters. As of March 31, 2017, we employed 574 temporary and contract employees.

Insurance

We maintain and annually renew insurance for losses (but not business interruption) arising from fire, burglary as well as terrorist activities for our corporate office at Gurgaon, India, as well as for our various company-owned travel stores in 15 cities in India and for our airport counters in Mumbai, Delhi, Chennai and Hyderabad. In connection with our initial public offering in August 2010, we purchased a liability policy that also covers our directors and officers with a policy limit of $50 million. We extended this policy in connection with our follow-on public offerings in June 2011 and March 2014. In addition, we have a liability policy of $30 million to insure our directors and officers from various liabilities arising out of the general performance of their duties. We have purchased public liability insurance, fidelity insurance and work injury compensation insurance for our group entities. With effect from January 31, 2017, the coverage under such policies was expanded to include all the ibibo Group entities.

Regulations

We are subject to various laws and regulations in India arising from our operations in India, including travel agent requirements and the operation of our MakeMyTrip and goibibo call centers, airport counters and company-owned travel stores.

MMT India requires licenses from state tourism departments to act as a travel agent/tour operator in certain states in India. MMT India has received such licenses in the National Capital Territory of Delhi. In addition, Luxury Tours holds a travel agent’s license from the Singapore Tourism Board, Luxury Tours (Malaysia) holds an Inbound license from the Ministry of Tourism, Malaysia and ITC Bangkok Co. Ltd. holds an inbound license from the Tourism Authority of Thailand.

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

We obtained approvals to operate our domestic and international call centers in Bangalore and Pune as “Other Service Providers” from the Department of Telecommunications, Ministry of Communications and Information Technology, Government of India, which are valid for 20 years from September 27, 2005 and June 6, 2001, respectively in MMT India and domestic call center as “Other Service Providers” for redbus business which is valid for 20 years from March 19, 2013. Also, we have applied for similar licenses in Pune and Gurgaon offices in redbus and ibibo india businesses which are under process. We have also obtained telemarketing centre approvals for Delhi and Gurgaon, which are valid until 2018. We obtain and maintain registrations for our shops and establishments in each state where our company-owned travel stores are located.

Our operations in India currently do not benefit from tax holidays under any applicable laws or regulations.

The consolidated foreign direct investment policy, or the FDI Policy, issued by the Department of Industrial Policy & Promotion, Ministry of Commerce & Industry, Government of India and the Foreign Exchange Management Act, 1999, as amended, and the regulations framed thereunder, or the FEMA have certain requirements with respect to downstream investments by Indian companies that are owned or controlled by foreign entities and with respect to the transfer of ownership or control of Indian companies in sectors with caps on foreign investment from resident Indian persons or entities to foreigners. These requirements currently include restrictions on pricing, valuation of shares and sources of funding for such investments, and may, in certain cases, require prior notice to or approval of the Government of India. India’s Foreign Exchange Management Act, 1999, as amended, and the rules and regulations promulgated thereunder, restrict us from lending to or borrowing from our Indian subsidiaries. Further the Government of India has recently made and may continue to make revisions to the FDI policy on e-commerce in India (including in relation to business model and permitted services). Such changes may require us to make changes to our business in order to comply with Indian law.

The Companies Act contains significant changes to Indian company law, including in relation to the issue of capital by companies, related party transactions, corporate governance, audit matters, shareholder class actions and restrictions on the number of layers of subsidiaries and corporate social responsibility spending. While most of the provisions of the Companies Act are currently effective, certain provisions of the Companies Act, 1956 remain in effect. See “Item 3. Key Information — D. Risk Factors — Risks Related to Us and Our Industry — Changing Laws, Rules and Regulations and Legal Uncertainties in India, Including Adverse Application of Corporate and Tax Laws, May Adversely Affect Our Business and Financial Performance.”

C. Organizational Structure

The following diagram illustrates our corporate structure and the place of formation and ownership interest of each of our key operating subsidiaries, as of the date of this Annual Report.

Notes:

(1)	The operating subsidiaries of Ibibo Group Holdings (Singapore) Pte. Ltd. include ibibo India, Ibibo Group Pte. Limited, Singapore and other insignificant subsidiaries. ibibo India is the ibibo Group’s key Indian operating subsidiary.
(2)	The ITC Group consists of ITC Bangkok Co., Ltd. (Thailand) and other insignificant subsidiaries.

D. Property, Plant and Equipment

Our primary facility is our principal executive office located in Gurgaon, India, which serves as the principal place of business for our MMT India and ibibo Group operations. Our principal executive offices cover approximately 170,707 square feet and is under lease from fiscal year 2017 to fiscal year 2029. Further, we have leased two facilities covering approximately 69,754 square feet and 16,758 square feet facilities in Bangalore and Mumbai, respectively. We have also leased various facilities across other major cities in India.

As of March 31, 2017, we had 16 company-owned travel stores in 15 cities, including one in our office in Gurgaon, 35 franchisee-owned travel stores which primarily sell packages in 32 cities and counters in four major airports in India under our MakeMyTrip brand. Outside of India, we lease offices in New York, Singapore, Kuala Lumpur, Phuket, Bangkok, and Dubai, and we own two offices in Phuket.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our business, financial condition and results of operations should be read in conjunction with “Item 3. Key Information — A. Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this Annual Report. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in “Item 3. Key Information — D. Risk Factors” and elsewhere in this Annual Report. Actual results could differ materially from those contained in any forward-looking statements. Our financial and operating results for fiscal year 2017 include the financial and operating results of the ibibo Group for the two months ended March 31, 2017 following the completion of our acquisition of the ibibo Group on January 31, 2017.

Overview

We are a leading online travel company in India. Through our primary websites, www.makemytrip.com, www.goibibo.com and www.redbus.in, and mobile platforms, travelers can research, plan and book a wide range of travel services and products in India as well as overseas. Our services and products include air ticketing, hotels and packages, rail tickets, bus tickets, car hire and ancillary travel requirements such as facilitating access to third-party travel insurance and visa processing. In order to meet the requirements of the growing Indian middle class travel market where Internet penetration is relatively low, we also utilize other technology-enhanced distribution channels, including call centers, our travel stores in India, as well as our travel agents’ network in India. Our customers are able to make bookings on our MakeMyTrip, goibibo and redBus mobile sites and on major mobile platforms through our mobile applications, including Indian domestic and international flights, hotels and holiday packages and Indian bus offerings through our iOS and Android applications, Indian domestic flights through our BlackBerry application, and Indian domestic flights and hotels through our Windows Mobile application. We believe that smartphones and mobile devices will become a more integral part of how our customers shop for and purchase our products in the coming years.

We generate revenue through two main lines of business, air ticketing and hotels and packages. Our sales of air tickets and hotel rooms are primarily made through our websites and our mobile applications. Our customers can book standard flight plus hotel packages on our websites, but the majority of the sales of packages within or outside India are concluded through our call centers, travel stores and travel agents’ network. We also generate revenue through the online sale of rail and bus tickets and by facilitating access to travel insurance, as well as advertising revenue from third-party advertisements on our websites.

In our air ticketing business, our three main sources of revenue are (1) commissions and incentive payments from airline suppliers for tickets booked by customers through our distribution channels, (2) service fees we charge our customers and (3) fees from our GDS service providers. Revenue from our air ticketing business generally represents the commissions, incentive payments and fees we earn as an agent on a “net” basis.

In our hotels and packages business, revenue (including revenue on air tickets sold as part of packages) is generally accounted for on a “gross” basis, representing the total amount paid by our customers for these travel services and products. The cost of procuring the relevant services and products for sale to our customers in this business is classified as service cost. Our hotels and packages revenue also includes commissions we earn for the sale of hotel rooms (without packages), and commissions we earn as an agent from other online travel agents and aggregators from whom we procure hotel rooms for our customers for most hotels outside India, which are accounted for on a “net” basis. We earn commissions in a similar manner for certain non-hotel products related to our packages. Our hotels and packages business tends to yield higher margins than our air ticketing business, which we believe reflects the greater value that our travel services add and the more complex nature of our hotels and packages services as compared to our air ticketing business. We are focused on expanding our hotels and packages business and shifting our revenue mix accordingly.

As certain parts of our revenue are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on revenue less service cost, which is a non-IFRS measure, as we believe that revenue less service cost reflects more relevant information about the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our revenue less service cost may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

The following table reconciles our revenue (an IFRS measure) to revenue less service cost (a non-IFRS measure):

	Air Ticketing			Hotels and Packages			Other Revenue			Total
	Fiscal Year Ended March 31,			Fiscal Year Ended March 31,			Fiscal Year Ended March 31,			Fiscal Year Ended March 31,
	2015	2016	2017	2015	2016	2017	2015	2016	2017	2015	2016	2017
	(in thousands except percentages)
Revenue	$74,325	$78,172	$118,514	$220,512	$251,713	$314,254	$4,825	$6,169	$14,848	$299,662	$336,054	$447,616
Less:
Service Cost	2,816	1,770	—	157,897	165,264	173,919	—	—	—	160,713	167,034	173,919
Revenue less service cost	$71,509	$76,402	$118,514	$62,615	$86,449	$140,335	$4,825	$6,169	$14,848	$138,949	$169,020	$273,697
% of total revenue less service cost	51.5%	45.2%	43.3%	45.1%	51.1%	51.3%	3.4%	3.7%	5.4%	100.0%	100.0%	100.0%

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

As certain parts of our revenue are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on revenue less service cost, as we believe this reflects more relevant information about the value addition of the travel services that we provide to our customers.

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

	Fiscal Year Ended March 31,
	2015	2016	2017
	(in thousands, except percentages)
Number of transactions:
Air ticketing	5,432.8	6,960.5	9,379.7
Hotels and packages	1,385.5	3,137.3	6,874.1
Gross bookings:
Air ticketing	$1,175,379.2	$1,275,747.8	$1,545,151.9
Hotels and packages	472,997.6	565,764.7	745,135.6

	$1,648,376.8	$1,841,512.5	$2,290,287.5

Net revenue margins:
Air ticketing	6.1%	6.0%	7.7%
Hotels and packages	13.2%	15.3%	18.8%
Combined net revenue margin for air ticketing and hotels and packages	8.1%	8.8%	11.3%

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

Adverse changes to the overall business and financial climate for the airline industry in India due to various factors including, but not limited to, rising fuel costs, high taxes, significant depreciation of the Indian Rupee as compared to the US dollar making travel for Indian consumers outside India more expensive, and increased liquidity constraints, resulted in airlines in India reducing the base commissions paid to travel agencies. These factors were primarily responsible for causing us to record a net loss of $20.9 million in fiscal year 2014. During fiscal year 2015, the domestic airlines in India continued to reduce the base commissions paid to travel agencies and we spent significantly on marketing and sales promotion expenses to promote transactions on our mobile platforms in India and to promote our international hotels. These factors were mainly responsible for our net loss of $18.4 million in fiscal year 2015. Any consolidation in the airline industry involving our suppliers may also adversely affect our existing relationships and arrangements with such suppliers. During fiscal years 2016 and 2017, we made significant investments in our ongoing customer acquisition programs, such as cash incentives and select loyalty program incentive promotions, to accelerate growth in our standalone hotel booking business in response to increased competition in the domestic travel market in India. This was the primary factor that resulted in our net loss of $88.5 million and $110.3 million, in fiscal year 2016 and 2017, respectively.

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

In fiscal year 2017, our air ticketing net revenue margins (excluding one-time incremental revenue of $9.2 million recognized in the fiscal year 2017 based on quarterly evaluation of trends of refund rights exercised by our customers along with a change in the estimate for provisions for cancelled tickets pursuant to confirmation from vendor) increased to 7.1%. The improvement in net revenue margin in fiscal year 2017 was primarily the result of better negotiated rates with and incentive deals we received from our air ticketing suppliers. Air ticketing transactions and gross bookings growth in fiscal year 2017 was largely driven by the expansion of the travel market in India due to increased domestic travel, new entrants in the air travel market and the expansion of the Indian economy. In fiscal year 2016, our air ticketing net revenue margin decreased marginally to 6.0% from 6.1% in fiscal year 2015.

In fiscal year 2017, our net revenue margins in the hotels and packages business increased to 18.8% from 15.3% in fiscal year 2016. The increase in net revenue margin in fiscal year 2017 was mainly driven by an increase in standalone hotels bookings as a percentage of overall transactions in our hotels and packages business in fiscal year 2017. In fiscal year 2016, our net revenue margins in the hotels and packages business increased to 15.3% from 13.2% in fiscal year 2015. The increase in net revenue margin in fiscal year 2016 was achieved due to better negotiated rates and higher performance linked and other incentives from our suppliers.

Our hotels and packages transactions have increased over the last three fiscal years, increasing from 1.4 million transactions in fiscal year 2015 to 6.9 million transactions in fiscal year 2017, including transactions of the ibibo Group acquired in January 2017. Gross bookings for hotels and packages increased from $473.0 million in fiscal year 2015 to $745.1 million in fiscal year 2017. Revenue less service cost from our hotels and packages business accounted for 45.1%, 51.1% and 51.3% of our total revenue less service cost in fiscal years 2015, 2016 and 2017, respectively. The increase of revenue less service cost in fiscal year 2017 as compared to fiscal year 2016 was due to an increase in gross bookings by 31.7%, a 119.1% increase in the number of transactions and an expansion of net revenue margins from 15.3% in fiscal year 2016 to 18.8% in fiscal year 2017.

Acquisition of the ibibo Group. In January 2017, we undertook a strategic combination with the ibibo Group by way of an acquisition of 100% equity interest in the ibibo Group, which provides online travel services in India. The ibibo Group was founded in 2007 and provides online travel services in India through its consumer travel brands. Our financial and operating results for fiscal year 2017 include the financial and operating results of the ibibo Group for the two months ended March 31, 2017 following the completion of our acquisition of the ibibo Group on January 31, 2017.

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

US Dollar-Indian Rupee Exchange Rate. The reporting currency of our financial statements is the US dollar. However, the functional currency of our key operating subsidiaries in India, MMT India and ibibo India, is the Indian Rupee. We generate a substantial portion of our revenue in Indian Rupees and substantially all of our costs are borne in Indian Rupees. A majority of our assets and liabilities are also denominated in Indian Rupees.

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

In the past few years, there have been periods of high volatility in the Indian Rupee and US dollar exchange rate. In fiscal year 2017, the average value of the Indian Rupee depreciated 2.5% against the US dollar as compared to the average value of the Indian Rupee in fiscal year 2016. This volatility is illustrated in the table set forth in the section titled “Exchange Rates.” As a result of the depreciation of the Indian Rupee against the US dollar during fiscal year 2017, our loss on account of foreign exchange fluctuations during fiscal year 2017 was $(1.7) million as compared to $(4.5) million for fiscal year 2016.

Our Revenue, Service Cost and Other Revenue and Expenses

Revenue

We commenced operations in 2000 with a focus on the non-resident Indian market in the United States, primarily servicing its demand for United States to India air tickets. We started our Indian business with the launch of our Indian MakeMyTrip website in September 2005 and acquired the ibibo Group in January 2017. Over time, we have expanded our hotels and packages business, expanded internationally and introduced new non-air services and products such as the sale of rail and bus tickets, car hire and ancillary travel requirements such as facilitating access to third-party travel insurance and visa processing. We also generate advertising revenue from third-party advertisements on our websites. The key travel services we offer are booking of air tickets, hotels and packages. Below is a description of the key components of our revenue.

Air Ticketing. We earn commissions from airlines for tickets booked by customers through our distribution channels as well as incentive payments linked to the number of sales facilitated by us. We either deduct commissions at the time of payment of the fare to our airline suppliers or collect our commissions on a regular basis from our airline suppliers, whereas incentive payments are collected from our airline suppliers on a periodic basis. Incentives earned from airlines are recognized on the basis of performance targets agreed with the relevant airline and when performance obligations have been completed. We charge our customers a service fee for booking airline tickets. We receive fees from our GDS service providers based on the volume of sales completed by us through the GDS. Revenue from air tickets sold as part of packages is eliminated from our air ticketing revenues and added to our hotels and packages revenue.

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

Other Revenue. Our other revenue primarily comprises revenue from commissions or fees from IRCTC for the sale of rail tickets, bus operators for the sale of bus tickets, as well as from Apollo Munich Health Insurance Company Limited and other insurance agents for our facilitation of the access to travel insurance, and third-party advertising on our websites. We also receive fees from aggregators from whom we procure inventory for certain bus tickets, when we book bus tickets through them.

Our business model requires us to act as either an “agent” or the “primary obligor” for the products we sell. Below is a description of our business model where we either act as an “agent” or the “primary obligor”.

•	We earn a majority of our revenue in the air ticketing and hotels business, where we predominantly act as an agent of the airlines and hotels. The airlines or the hotels provide the eventual service on such bookings. We facilitate the transaction for a commission and do not assume any performance obligation relating to the service. Income from the sale of airline tickets and hotel room nights is recognized as an agent on a net commission earned basis, as we do not assume any performance obligation relating to the service.

•	In our packages business, we create packages by bundling air tickets, hotel room nights and other travel services which are then offered as “MakeMyTrip packages”. Accordingly, we act as the primary obligor for such packages since the risks and responsibilities are assumed by us, including the responsibility for delivery of services. For example, if the airline cancels a flight included in the package, we are responsible for providing an alternate flight. Accordingly, in case of MakeMyTrip packages, revenue is accounted for on a ‘gross basis’. The amount collected from the customer is reflected as revenue on a gross basis, and the amount paid to the various vendors whose services are utilized is reflected as ‘cost of service’.

Similarly, if we pre-purchases air ticket or hotel room nights’ inventory in order to avail negotiated rates and assume inventory risk, then sales of such inventory are accounted for on a ‘gross’ basis, and the amount spent to pre-purchase the air ticket or the hotel room night is accounted for as cost of service.

We earn a majority of our revenue from the primary provider of service on transactions where we act as an agent. Our customer in this case is the hotel or the airline to whom services are being provided by us, and we do not assume any performance obligation on the products offered by them. We offer the promotional offers and incentives described elsewhere in this document based on competitive pressures from time to time and in order to encourage a higher number of end-users to experience our booking platforms with a view to gaining market share. Accordingly, in order to effectively represent the underlying business model, revenue and associated costs are presented separately rather than being netted off.

The incentives offered on transactions where we are the primary obligor are netted off from revenue as the risks and responsibilities of the products and services sold on transactions where we are the primary obligor lies with us. Accordingly, on such transactions the incentives are deducted from revenue since revenue and associated cost are offered to the same customer.

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

	Air Ticketing			Hotels and Packages			Other Revenue			Total
	Fiscal Year Ended March 31,			Fiscal Year Ended March 31,			Fiscal Year Ended March 31,			Fiscal Year Ended March 31,
	2015	2016	2017	2015	2016	2017	2015	2016	2017	2015	2016	2017
	(in thousands)
Revenue on gross basis	$3,556	$2,180	$—	$183,255	$190,546	$189,079	$—	$—	$—	$186,811	$192,726	$189,079
Revenue on net basis	70,769	75,992	118,514	37,257	61,167	125,175	4,825	6,169	14,848	112,851	143,328	258,537

Revenue	$74,325	$78,172	$118,514	$220,512	$251,713	$314,254	$4,825	$6,169	$14,848	$299,662	$336,054	$447,616
Less:
Service cost	2,816	1,770	—	157,897	165,264	173,919	—	—	—	160,713	167,034	173,919

Revenue less service cost	$71,509	$76,402	$118,514	$62,615	$86,449	$140,335	$4,825	$6,169	$14,848	$138,949	$169,020	$273,697

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

We earn a majority of our revenue on transactions where we act as an agent and do not assume any performance obligation on the products booked. Accordingly, to effectively represent the underlying business model, revenue and associated costs are presented separately, and the cash incentives and loyalty reward expenses offered on such bookings as mentioned above are accounted for and reported as marketing and sales promotion expenses. The rationale for the significant increase in such expenses is detailed below.

In fiscal 2016, the Indian travel industry saw a significant shift to online transactions driven by significant growth in the smartphones user base. In the past, most of our customers booked travel services using our websites through their desktop or laptop. In view of the significant increase in smartphone penetration, in fiscal 2016 the percentage of our standalone hotel bookings made over mobile almost doubled in a year to over 60% of total online bookings. Keeping in view the changing trend of the platform being used by customers for online search and bookings (i.e. increasingly moving towards mobile site or mobile applications), we had to create direct engagement programs to attract and retain customers. Accordingly, in fiscal 2016 we introduced various marketing and promotional schemes such as cash incentives and loyalty programs to acquire and retain online customers in India.

In fiscal 2017, the shift to online transactions in the Indian travel industry continued with increased Internet penetration in India driven by further growth in the smartphones user base. The percentage of our standalone hotel bookings made over mobile increased to over 74% of total online bookings. In addition, the ibibo Group, which we acquired in January 2017, also had a variety of similar marketing and promotional schemes such as cash incentives and loyalty programs offered under the “goibibo” and “redbus” brands.

We have offered these customer inducement and acquisition programs from time to time on our various booking platforms. Below are further details as requested regarding the cash back incentives, upfront cash incentives and e-wallet loyalty programs that we offer from time to time:

•	Cash back incentives: Under this scheme, the end-customers are offered certain predefined cash back based on the terms offered at the time of sale. We enter into specific agreements with various banks for joint promotional offers pursuant to which the cost of cash back promotional incentive is shared between us and the bank and is agreed before rolling out such schemes to the end-customers. On eligible transactions, the cash back is credited in the end-customer’s credit card or bank account by the participating bank within a certain period as per the terms communicated at the time of the transaction.

We share details of eligible bookings made under the promotional offer with the respective banks with whom such promotional offers were run. The bank reconciles the details shared with transactions recorded on their platform and credits the amounts in the end-customers’ account. It is the bank’s obligation to pay the end-customer on the basis of the promotional offer made at the time of sale. After the completion of the offer period, bank sends an invoice to us to recover the portion of the cost which has to be borne by us. We verify the invoice with its bookings under the respective promotional offers based on the agreement entered with bank and pays the eligible cash back amount to the bank.

•	Upfront cash incentives: Under this scheme, an upfront e-cash incentive is offered to end-customers at the time of booking on eligible online transactions as part of our customer inducement and retention strategy, primarily in the hotels business. The cash incentive to be offered on each sale is predetermined by us and the end-customer is required to select from among the various promotional offers. Upon such selection, the customer becomes eligible for an upfront cash incentive. The quantum of this incentive is based on the gross value of the transaction in order to induce the end-customer and is not linked to the commission earned by us as an agent from the hotels.

•	E-wallet loyalty program: As part of our loyalty program and to drive repeat behavior, we have created a captive E-wallet program. Under this program, we give cash back through on eligible online transactions to our customers as part of our inducement and retention plan and to effectively promote cross-sales across different business segments. The cash back is given in our customers’ E-wallet account, which can only be used for future bookings to be made with us, subject to certain monetary restrictions and other terms and conditions.

At the time of sale, we offer cash back to customer in E-wallet. The cash back to be offered on each sale is predetermined by us, and the customer is required to select from among the various promotional offers. Upon such selection, the customer becomes eligible for the cash back in our E-wallet. Our liability is to honor the promotional offer and credit the amount in customer’s E-wallet which can be used by the customer in future bookings in accordance with the terms and conditions relating to utilization of the balance in E-wallet, which also has an expiration date.

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

Finance Income

Finance income primarily comprises interest income on funds invested, change in financial liability and net gain on change in fair value of derivatives. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance Costs

Finance costs primarily comprises interest expense on borrowings, change in financial liability, net loss on change in fair value of derivatives, impairment losses recognized on financial assets, including trade and other receivables, costs related to public offerings and costs related to convertible notes. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Foreign currency gains and losses are reported on a net basis as a component of finance income and costs.

Foreign Currency Translation

We report our consolidated financial statements in US dollars, which is the functional currency of our holding company and certain of our subsidiaries. The functional currency of each of our subsidiaries is the currency in which each subsidiary primarily generates and expends cash. The financial statements of all our subsidiaries with functional currencies other than US dollars are translated to our holding company’s reporting currency using relevant exchange rates in accordance with IFRS. In particular, the assets and liabilities of our foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to US dollars at exchange rates as of the relevant reporting date, and the income and expenses of our foreign operations are translated to US dollars at the average of the exchange rates applicable during the relevant reporting period. Adjustments resulting from the translations of financial statements of our subsidiaries, except for subsidiaries whose functional currency is US dollars, from their functional currency to our reporting currency are accumulated and reported as other comprehensive income (loss), which is a separate component of our shareholders’ equity. See also “— Quantitative and Qualitative Disclosures about Market Risk — Foreign Exchange Risk.”

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

Air Ticketing. Income from our air ticketing business comprises commissions and incentive payments from airline suppliers, service fees charged to customers and fees from our GDS service providers. Income from the sale of airline tickets is recognized as an agent on a net commission earned basis, as the Group does not assume any performance obligation post the confirmation of the issuance of an airline ticket to the customer. Where the Group has procured advance coupons of airline tickets for an anticipated future demand from customers and assumes the risk of not utilizing the coupons at its disposal, income from the sale of such airline tickets is accounted on gross basis. The costs of such air tickets are classified as service cost. Incentives from airlines are recognized when the performance obligations under the incentive schemes are achieved.

Hotels and Packages. Income from hotel reservations including commission earned is recognized on a net basis as an agent on the date of check-in as the Group does not assume any performance obligation post the issuance of hotel confirmation voucher to the customer. Where the Group has pre-booked the hotel room nights for an anticipated future demand from the customers and assumes the risk of not utilizing the available hotel room nights at its disposal, income from the sale of such hotel room nights is accounted on gross basis. Performance linked incentives from hotels are recognized as income on achievement of performance obligations. Income from tours and packages, including income on airline tickets sold to customers as a part of tours and packages is accounted on gross basis as the Group is determined to be the primary obligor in the arrangement i.e., the risks and responsibilities are taken by the Group including the responsibility for delivery of services. Income from tours and packages also includes amounts received from hotel vendors against online promotions of hotels brands on our websites.

Other Revenue. We also earn commissions and fees from railway and bus operators, earn fees by facilitating access to travel insurance policies to our customers and generate revenue from third-party advertisements on our websites. Income from these other sources is recognized as the services are being performed.

Income from bus ticketing, including commissions and fees earned from bus operators, convenience fees from customers is recognized on a net basis as an agent on the date of journey as we do not assume any performance obligation post the confirmation of the issuance of the ticket to the customer.

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

Revenue is recognized net of cancellations, refunds, discounts and taxes. In the event of cancellation of airline tickets, revenue recognized in respect of commissions earned by our company on such tickets is reversed and is net off from our revenue earned during the fiscal period at the time of cancellation. In addition, a liability is recognized in respect of the refund due to our customers for the gross amount charged to such customers net of cancellation fees. The revenue from the sale of packages and hotel reservations is recognized on the customer’s departure and check-in dates, respectively. Cancellations, if any, do not impact revenue recognition since revenue is recognized upon the use of services by the customer.

Our revenues are recognized on a “net” basis when we are acting as an agent, and on a “gross” basis when we are the “primary obligor.” See “— Our Revenue, Service Cost and Other Revenue and Expenses — Revenue.”

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

The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. The cost of acquisition also includes the fair value of contingent or deferred consideration, if any. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at fair value at the date of acquisition. Transaction costs incurred in connection with a business combination are expensed as incurred, except if related to the issue of debt or equity securities.

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

Intangible assets acquired in a business combination are amortized on a straight-line basis over their estimated useful lives that reflect the expected pattern of consumption of the future economic benefits embodied in the asset. The estimated useful lives are as follows:

• Customer — related intangible assets	7-10 years
• Contract — related intangible assets	5-6 years
• Marketing — related intangible assets	7-10 years
• Software	3-5 years
• Technology-related development costs	2-5 years
• Favorable lease contract term — related intangible assets	7 years

Convertible Notes

Our 4.25% convertible notes due 2021 were convertible into ordinary shares at an initial conversion price of $21.45 per share, representing an initial conversion rate of 46.62 ordinary shares per $1,000 principal amount of the convertible notes. The liability component of the convertible notes was initially recognized at fair value less any directly attributable transaction costs. Directly attributable transaction costs were allocated to the liability component and the conversion option in proportion to their initial carrying amounts. A conversion option which is not settled by delivering a fixed number of equity instruments for a fixed amount of cash is accounted for separately from the liability component as a derivative and initially accounted for at fair value. Subsequent to initial recognition, the liability component of the convertible notes was measured at amortized cost using the effective interest method. The conversion option was subsequently measured at fair value at each reporting date with changes in fair value recognized as profit or loss. The conversion option was presented together with the related liability. On October 28, 2016, we issued an aggregate of 9,857,028 ordinary shares (comprising 659,939 ordinary shares issued from treasury shares held by us and 9,197,089 new ordinary shares) to Ctrip upon conversion of all its convertible notes.

Available-for-sale Financial Assets

Available-for-sale financial assets are non-derivative financial assets that are either designated as available-for-sale or are not classified in any of the other categories. Available-for-sale financial assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at fair value and any changes, other than impairment losses, are recognized in other comprehensive income (loss) and presented within equity in the fair value reserve. When such assets are derecognized, the cumulative gain or loss in other comprehensive income (loss) is transferred to profit or loss. Available-for-sale financial assets comprise of equity securities and right acquired under business combination.

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

	Fiscal Year Ended March 31,
	2015		2016		2017
	Amount	%	Amount	%	Amount	%
	(in thousands, except percentages)
Revenue	$299,662	100.0	$336,054	100.0	$447,616	100.0
Other Income	853	0.3	1,014	0.3	363	0.1
Service cost	(160,713)	(53.6)	(167,034)	(49.7)	(173,919)	(38.9)
Personnel expenses	(44,318)	(14.8)	(49,018)	(14.6)	(73,736)	(16.5)
Marketing and sales promotion expenses	(42,724)	(14.3)	(108,966)	(32.4)	(224,424)	(50.1)
Other operating expenses	(59,345)	(19.8)	(67,954)	(20.2)	(81,585)	(18.2)
Depreciation, amortization and impairment	(7,955)	(2.7)	(10,923)	(3.3)	(29,702)	(6.6)
Results from operating activities	(14,540)	(4.9)	(66,827)	(19.9)	(135,387)	(30.2)
Finance income	3,168	1.1	1,586	0.5	45,268	10.1
Finance costs	(6,712)	(2.2)	(20,327)	(6.0)	(18,289)	(4.1)
Impairment in respect of an equity-accounted investee	—	—	(959)	(0.3)	—	—
Share of loss of equity-accounted investees	(139)	(0.0)	(1,860)	(0.6)	(1,702)	(0.4)
Profit (Loss) before tax	(18,223)	(6.1)	(88,387)	(26.3)	(110,110)	(24.6)
Income tax benefit (expense)	(135)	(0.0)	(155)	(0.0)	(193)	(0.0)
Profit (Loss) for the year	(18,358)	(6.1)	(88,542)	(26.3)	(110,303)	(24.6)

Fiscal Year 2017 Compared to Fiscal Year 2016

Revenue. We generated revenue of $447.6 million in fiscal year 2017, an increase of 33.2% over revenue of $336.1 million in fiscal year 2016.

Air Ticketing. Revenue from our air ticketing business increased by 51.6% to $118.5 million in fiscal year 2017 from $78.2 million in fiscal year 2016. In fiscal year 2017, we recognized incremental revenue of $9.2 million based on quarterly evaluation of trends of refund rights exercised by our customers along with a change in the estimate for provisions for cancelled tickets pursuant to confirmation from vendor. Our revenue less service costs increased by 55.1% to $118.5 million in fiscal year 2017 (43.0% excluding incremental revenue of $9.2 million in fiscal year 2017) from $76.4 million in fiscal year 2016.

This growth was driven by a year-on-year increase of 34.8% in air ticketing transactions in fiscal year 2017 and an increase in gross bookings of 21.1% to $1.5 billion in fiscal year 2017 from $1.3 billion in fiscal year 2016, along with the contribution of air ticketing revenue from the ibibo Group. Air ticketing transactions and gross bookings growth in 2017 was largely driven by the expansion of the travel market in India due to increased domestic travel, new entrants in the air travel market and the expansion of the Indian economy. Our net revenue margin improved from 6.0% in fiscal year 2016 to 7.7% in fiscal year 2017 ( 7.1% excluding incremental revenue of $9.2 million in fiscal year 2017).

Hotels and Packages. Revenue from our hotels and packages business increased by 24.8% to $314.3 million in fiscal year 2017 from $251.7 million in fiscal year 2016. Our revenue less service costs increased by 62.3% to $140.3 million in fiscal year 2017 from $86.5 million in fiscal year 2016. This growth was due to an increase in gross bookings by 31.7% and a 119.1% increase in the number of transactions along with the contribution of hotels and packages revenue from the ibibo Group. Our net revenue margins improved from 15.3% in fiscal year 2016 to 18.8% in fiscal year 2017, which was mainly driven by an increase in standalone hotels bookings as a percentage of overall hotels and packages bookings. Standalone hotel bookings increased in fiscal year 2017 as we maintained our market share while the total number of transactions booked online increased, primarily due to greater internet penetration in India.

Other Revenue. Our other revenue increased to $14.8 million in fiscal year 2017 from $6.2 million in fiscal year 2016, primarily due to the contribution of bus ticketing revenue from the ibibo Group consolidation and an increase in facilitation fees on travel insurance.

Other Income. Our other income was $0.4 million in fiscal year 2017, primarily due to the write-back of amounts that we had previously provided for but that are no longer required. Our other income accounted for $1.0 million in fiscal year 2016, primarily due to the acquisition of a technology platform license.

Service Cost. Service cost increased to $173.9 million in fiscal year 2017 from $167.0 million in fiscal year 2016, mainly as a result of an increase in the transaction volume in our hotels and packages business in fiscal year 2017.

Total Revenue less Service Costs. Our total revenue less service costs increased by 61.9% to $273.7 million in fiscal year 2017 from $169.0 million in fiscal year 2016. This growth resulted from a 62.3% increase in our hotels and packages revenue less service costs, an increase of 55.1% in our air ticketing revenue less service costs and an increase of 140.7% in other revenue. For further information and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure (revenue), see “— Certain Non-IFRS Measures” elsewhere in this Annual Report.

Personnel Expenses. Personnel expenses increased by 50.4% to $73.7 million in fiscal year 2017 from $49.0 million in fiscal year 2016. This increase was primarily due to higher employee share-based compensation costs mainly relating to the ibibo Group acquisition, an annual increase in wages in fiscal year 2017 and an increase in employee headcount mainly in our hotels and packages business. The employee share-based compensation costs also include a one-time charge of $9.0 million as part of the ibibo Group acquisition. Excluding employee share-based compensation costs, personnel expenses as a percentage of net revenue decreased by 3.8% from fiscal year 2016 to fiscal year 2017.

Marketing and sales promotion expenses. Marketing and sales promotion expenses increased by 106.0% to $224.4 million in fiscal year 2017 from $109.0 million in fiscal year 2016, primarily as a result of significant investments in our ongoing customer acquisition and inducement programs incurred to accelerate growth in our standalone hotel booking business, along and higher marketing expenses related to mobile application downloads and referral costs by $8.1 million and brand advertisement expenses by $8.9 million in fiscal year 2017, along with the contribution of marketing and sales promotion expenses of the ibibo Group. For more information on our customer acquisition and inducement programs, see “— Our Revenue, Service Cost and Other Revenue and Expenses — Marketing and Sales Promotion Expenses.”

Other Operating Expenses. Other operating expenses increased by 20.1% to $81.6 million in fiscal year 2017 from $68.0 million in fiscal year 2016, primarily as a result of an increase in legal and professional expenses of $7.7 million and payment gateway charges of $2.2 million, in line with the growth in our business and the contribution of other operating expenses of the ibibo Group. Other operating expenses for fiscal year 2017 also include merger and acquisition related expenses of $6.0 million in fiscal year 2017 compared to $0.2 million in fiscal year 2016, comprising legal and professional expenses, other expenses associated with our acquisition of the ibibo Group and certain non-routine transactions, whether or not consummated.

Depreciation, Amortization and Impairment. Our depreciation, amortization and impairment expenses increased by 171.9% to $29.7 million in fiscal year 2017 from $10.9 million in fiscal year 2016, primarily as a result of impairment of goodwill and brands related to the Hotel Travel Group of $14.6 million as we decided to significantly reduce our Hotel Travel Group operations during the fourth quarter of fiscal year 2017 and an increase in amortization costs on acquisition-related intangibles following the ibibo Group acquisition.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities was a loss of $135.4 million in fiscal year 2017 compared to a loss of $66.8 million in fiscal year 2016. We had an adjusted operating loss of $83.7 million in fiscal year 2017 compared with an adjusted operating loss of $50.1 million in fiscal year 2016. For a description of the components and calculation of “adjusted operating profit (loss)” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure (results from operating activities), see “— Certain Non-IFRS Measures” elsewhere in this Annual Report.

Finance Income. Our finance income increased to $45.3 million in fiscal year 2017 from $1.6 million in fiscal year 2016, primarily as a result of the net gain from change in fair value of derivative financial instrument related to convertible notes of $42.4 million in fiscal year 2017.

Finance Costs. Our finance costs decreased to $18.3 million in fiscal year 2017 as compared to $20.3 million in fiscal year 2016, primarily due to interest expense on financial liabilities measured at amortized cost of $8.6 million and amortization of deferred difference of $5.9 million in fiscal year 2017 which was offset by interest expense on financial liabilities measured at amortized cost of $3.8 million and net loss from change in fair value of derivative financial instrument of $9.0 million in fiscal year 2016 relating to convertible notes outstanding.

Loss for the year. As a result of the foregoing factors, our loss in fiscal year 2017 was $110.3 million as compared to a loss of $88.5 million in fiscal year 2016. We had an adjusted net loss of $99.2 million in fiscal year 2017 compared to an adjusted net loss of $58.3 million in fiscal year 2016. For a description of the components and calculation of “adjusted net profit (loss)” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure (profit (loss)), see “— Certain Non-IFRS Measures” elsewhere in this Annual Report.

Diluted loss per share. Diluted loss per share was $2.09 in fiscal year 2017 as compared to diluted loss per share of $2.12 in fiscal year 2016. We had an adjusted diluted loss per share of $1.88 in fiscal year 2017 as compared to an adjusted diluted loss per share of $1.40 in fiscal year 2016. For a description of the components and calculation of a “adjusted diluted earnings (loss) per share” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure (diluted earnings (loss) per share), see “— Certain Non-IFRS Measures” elsewhere in this Annual Report.

Fiscal Year 2016 Compared to Fiscal Year 2015

Revenue. We generated revenue of $336.1 million in fiscal year 2016, an increase of 12.1% over revenue of $299.7 million in fiscal year 2015.

Air Ticketing. Revenue from our air ticketing business increased by 5.2% to $78.2 million in fiscal year 2016 from $74.3 million in fiscal year 2015. Our revenue less service costs increased by 6.8% to $76.4 million in fiscal year 2016 from $71.5 million in fiscal year 2015. This growth was driven by a year-on-year increase of 28.1% in air ticketing transactions for fiscal year 2016 and an increase in gross bookings of 8.5% to $1.3 billion in fiscal year 2016 from $1.2 billion in fiscal year 2015 partially offset by a decrease in net revenue margin from 6.1% in fiscal year 2015 to 6.0% in fiscal year 2016. Air ticketing transactions and gross bookings growth in 2016 was largely driven by the expansion of the travel market in India due to increased domestic travel, new entrants in the air travel market and the expansion of the Indian economy.

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

Total Revenue less Service Costs. Our total revenue less service costs increased by 21.6% to $169.0 million in fiscal year 2016 from $138.9 million in fiscal year 2015. This growth resulted from a 38.1% increase in our hotels and packages revenue less service costs and an increase of 6.8% in our air ticketing revenue less service costs. For further information and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure (revenue), see “— Certain Non-IFRS Measures” elsewhere in this Annual Report.

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

Marketing and sales promotion expenses. Marketing and sales promotion expenses increased by 155.0% to $109.0 million in fiscal year 2016 from $42.7 million in fiscal year 2015 mainly as a result of cash incentives and loyalty reward expenses incurred as part of our customer acquisition and inducement programs to accelerate growth in our standalone hotel booking business in response to increased competition in the domestic travel market in India, and higher marketing expenses related to mobile application download and referral cost by $8.7 million and brand advertisement expenses by $5.0 million in fiscal year 2016 which was partially offset by higher online marketing expenses in ETB Group of $5.4 million in fiscal year 2015. For more information on our customer acquisition and inducement programs, see “— Our Revenue, Service Cost and Other Revenue and Expenses — Marketing and Sales Promotion Expenses.”

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

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities was a loss of $66.8 million in fiscal year 2016 compared to a loss of $14.5 million in fiscal year 2015. We had an adjusted operating loss of $50.1 million in fiscal year 2016 compared to an adjusted operating profit of $0.5 million in fiscal year 2015. For a description of the components and calculation of “adjusted operating profit (loss)” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure (results from operating activities), see “— Certain Non-IFRS Measures” elsewhere in this Annual Report.

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

Loss for the year. As a result of the foregoing factors, our loss in fiscal year 2016 was $88.5 million as compared to a loss of $18.4 million in fiscal year 2015. We had an adjusted net loss of $58.3 million in fiscal year 2016 compared to an adjusted net loss of $2.6 million in fiscal year 2015. For a description of the components and calculation of “adjusted net profit (loss)” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure (profit (loss)), see “— Certain Non-IFRS Measures” elsewhere in this Annual Report.

Diluted loss per share. Diluted loss per share was $2.12 in fiscal year 2016 as compared to diluted loss per share of $0.44 in fiscal year 2015. We had an adjusted diluted loss per share of $1.40 in fiscal year 2016 as compared to an adjusted diluted loss per share of $0.06 in fiscal year 2015. For a description of the components and calculation of “adjusted diluted earnings (loss) per share” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure (diluted earnings (loss) per share), see “— Certain Non-IFRS Measures” elsewhere in this Annual Report.

Liquidity and Capital Resources

Historically, our sources of liquidity have principally been proceeds from the sale of our convertible preferred shares, convertible notes and ordinary shares, bank overdrafts and working capital facilities and cash flows from operations. In fiscal year 2016, we issued $180.0 million of 4.25% convertible notes due 2021 to Ctrip, which were converted into ordinary shares in October 2016. Our cash requirements have mainly been for working capital as well as capital expenditures and acquisitions.

As of March 31, 2017, our primary sources of liquidity were $101.7 million of cash and cash equivalents and $95.7million in term deposits with various banks, which are available on demand. A portion of such term deposits are used to secure bank overdraft facilities, including facilities with American Express, which support our MMT India business.

Our trade and other receivables primarily comprise commissions, incentive or other payments owing to us from airlines, receivables from our corporate and retail customers to whom we typically extend credit periods, security deposits paid primarily for our leased premises as well as interest accrued but not due on our term deposits. Our trade and other receivables increased from $29.2 million as of March 31, 2016 to $37.3 million as of March 31, 2017, primarily as a result of an increase in receivables in our hotels and packages business during fiscal year 2017 in line with growth in our business. Our other current assets primarily consist of deposits and advances to our suppliers to secure better prices and availability of bookings in future periods. Our other current assets decreased from $51.2 million as of March 31, 2016 to $50.2 million as of March 31, 2017, primarily due to decreases in advances to airlines and increases in other receivables.

As of March 31, 2017, MMT India had the following facilities available in India from IndusInd Bank: (i) an unsecured overdraft facility for up to Rs. 150 million (approximately $2.3 million) with primary security as exclusive charge over the entire assets of MMT India and (ii) an overdraft facility against credit card receivables of Rs. 200 million (approximately $3.1 million) along with charge on entire assets of the Company and direct payment routing confirmation of entire receivables from American Express Credit Card with IndusInd Bank. As of March 31, 2017, no amount was outstanding under these facilities. As of March 31, 2017, the ibibo Group did not have any facilities outstanding.

From time to time, we are also required by certain international and Indian airlines, hotels and packages suppliers, as well as certain aggregators from whom we obtain hotel inventory and other travel suppliers, to obtain bank guarantees/letters of credit to secure our obligations to them. As of March 31, 2017, MMT India had sanctioned bank guarantee limits of (i) Rs. 1,400 million (approximately $21.7 million) from IndusInd Bank against exclusive charge on the assets along with corporate guarantee from MakeMyTrip Limited, and (ii) Rs. 50 million (approximately $0.8 million) from HDFC Bank against fixed deposit. As of March 31, 2017, an aggregate of Rs. 1,240.0 million (approximately $19.2 million) of such bank guarantees were utilized, including (i) Rs. 1,227.9 million (approximately $19.0 million) from IndusInd Bank and (ii) Rs. 12.28 million (approximately $0.2 million) from HDFC Bank, respectively, but no demand had been made against any of these guarantees. As of March 31, 2017, ibibo India had sanctioned bank guarantee limits of Rs. 550 million (approximately $8.5 million) from Citi Bank against a letter of support issued by Naspers, of which Rs. 405.5 million (approximately $6.3 million) of such bank guarantees were utilized. In addition to these bank guarantees, an aggregate of Rs 0.90 million (approximately $0.01 million) were issued from Yes Bank against 100% cash margin.

In addition, MMT USA has obtained certificates of deposit totaling $0.1 million to provide guarantees to various international airlines; Luxury Tours has obtained certificates of deposit totaling $0.4 million to provide guarantees to various international hotels and packages suppliers; and the ITC Group has obtained certificates of deposit totaling $0.8 million to provide guarantees to various international airlines.

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

The following table sets forth the summary of our cash flows for the periods indicated:

	Fiscal Year Ended March 31,
	2015	2016	2017
	(in millions)
Net cash generated from/(used in) operating activities	$10.8	$(66.0)	$(108.5)
Net cash generated from/(used in) investing activities	5.4	(103.6)	163.0
Net cash generated from/(used in) financing activities	(2.7)	164.6	2.2
Net increase/(decrease) in cash and cash equivalents	13.5	(5.0)	56.7
Cash and cash equivalents at beginning of year	38.0	49.9	46.3
Effect of exchange rate fluctuations on cash held	(1.7)	1.4	(1.3)
Cash and cash equivalents at end of year	49.9 (1)	46.3 (2)	101.7 (3)

Notes:

(1)	Excludes $93.5 million of term deposits not classified as “cash and cash equivalents.” As of March 31, 2015, we did not have any amounts outstanding under our overdraft facilities.
(2)	Excludes $169.3 million of term deposits not classified as “cash and cash equivalents.” As of March 31, 2016, we had $7.2 million outstanding under our overdraft facilities.
(3)	Excludes $95.7 million of term deposits not classified as “cash and cash equivalents.” As of March 31, 2017, we did not have any amounts outstanding under our overdraft facilities.

Net Cash Generated From/(Used In) Operating Activities

Our net cash used in operating activities was $108.5 million in fiscal year 2017, as compared to net cash used in operating activities of $66.0 million in fiscal year 2016, an increase of $42.5 million in fiscal year 2017.

Our net loss adjusted for amortization and depreciation, impairment and other non-cash items was $78.8 million in fiscal year 2017 as compared to $42.7 million in fiscal year 2016. Further, in fiscal year 2017, there was an increase in our working capital of $29.6 million as compared to an increase in working capital of $23.3 million in fiscal year 2016. The working capital increase in fiscal year 2017 was primarily due to a decrease of $33.9 million in trade and other payables and other customer advances in the Hotel Travel Group partially offset by a decrease of $4.9 million in advances to vendors in our hotel segment.

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

Net Cash Generated From/(Used In) Investing Activities.

In fiscal year 2017, cash generated from investing activities was $163.0 million. We received cash of $82.8 million in connection with a working capital adjustment as part of our acquisition of the ibibo Group and $20.0 million in working capital of the ibibo Group. We redeemed term deposits with banks amounting to $83.6 million (computed using average exchange rates for the period) for investment and working capital purposes and received interest on our term deposits of $2.5 million. We also invested $10.0 million (computed using average exchange rates for the period) in term deposits with banks, $8.8 million in property plant and equipment, $6.2 million in software and technology-related development projects and $1.1 million in equity-accounted investees.

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

Net Cash Generated From/(Used In) Financing Activities.

In fiscal year 2017, cash generated from financing activities was $2.2 million, primarily as a result of cash proceeds of $8.6 million from the issuance of additional ordinary shares as part of the consideration we paid for our acquisition of the ibibo Group. Further, we made payments of $4.5 million as interest on convertible notes and our other finance charges and repurchased 144,131 of our own ordinary shares for $2.1 million.

In fiscal year 2016, cash generated from financing activities was $164.6 million, primarily as a result of proceeds from the issuance of convertible notes of $180.0 million. Further, we made payments of $0.9 million as interest on bank overdrafts and our other finance charges, repurchased 768,357 of our own ordinary shares for $11.1 million, paid $2.7 million for direct costs related to convertible notes and paid $0.9 million for acquisition of non-controlling interests.

In fiscal year 2015, cash used in financing activities was $2.7 million, primarily as a result of payment of deferred consideration related to business combination of $1.4 million. Further, we made payments of $0.8 million as interest on bank overdrafts and other finance charges, repurchased 20,000 of our own ordinary shares for $0.4 million and paid $0.4 million for direct costs related to follow-on public offerings. The cash outflows from these payments was partially offset by collection of $0.2 million as proceeds from the issuance of shares on exercise of share-based awards by certain of our employees.

Capital Expenditures

Historically, our sources of liquidity have principally been proceeds from the sale of our convertible preferred shares, convertible notes and ordinary shares, bank overdrafts and working capital facilities and cash flows from operations. In fiscal year 2016, we issued $180.0 million of 4.25% convertible notes due 2021 to Ctrip, which were converted into ordinary shares in October 2016.

We made capital expenditures of $7.0 million, $11.1 million and $15.0 million in fiscal years 2015, 2016 and 2017, respectively. As of March 31, 2017, we had committed capital expenditures of $1.8 million for fiscal year 2017, substantially all of which we expect to spend in India. In addition, we expect to spend an additional approximately $15.0 million to $17.0 million on capital expenditures during fiscal year 2018. Our capital expenditures have principally consisted of purchases of servers, workstations, computers, computer software, leasehold improvements and other items related to our technology platform and infrastructure, upgrading of our websites and mobile platforms.

Off-Balance Sheet Arrangements

As of March 31, 2017, MMT India had obtained Rs. 1,247 million (approximately $19.3 million) in bank guarantees, primarily from IndusInd Bank in favor of IATA, against any payment default by us to all airlines participating in IATA’s bill settlement plan, and MMT USA and the ITC Group had obtained certificates of deposit totaling $0.1 million and $0.8 million, respectively, for the purposes of providing guarantees to various international airlines. Additionally, Luxury Tours had obtained certificates of deposit totaling $0.4 million for purposes of providing guarantees to various hotels and packages suppliers. Apart from the foregoing, we do not have any outstanding off-balance sheet derivative financial instruments, guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

Contractual Obligations

The following table sets forth our contractual obligations as of March 31, 2017. Other than the obligations specified below, we do not have any long-term commitments:

	Payment Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Secured bank loan(1)	$890	$288	$445	$154	$3
Principal	749	226	380	140	3
Interest	141	62	65	14	—
Operating lease obligations(2)	44,842	4,825	8,909	7,857	23,251
Purchase obligations(3)	1,848	1,848	—	—	—
Employee benefits(4)	2,946	—	—	—	—

Notes:

(1)	Secured bank loans relate to loan for motor vehicles used in our business.
(2)	Operating lease obligations relate to our leasing arrangements for our various office premises.
(3)	We enter into purchase orders from time to time for various equipment or other requirements for our business.
(4)	Employee benefits in the statement of financial position include $2.9 million in respect of employee benefit obligations. For this amount, the extent of the amount and timing of repayment/settlement is not reliably estimable or determinable at present and accordingly has not been disclosed in the table above.

Inflation

The CIA World Factbook estimates that consumer inflation in India was 4.9% in 2015 and 5.6% in 2016. For more information, see “Risk Factors — Risks Related to Operations in India — As the Domestic Indian Market Constitutes a Significant Source of Our Revenue, a Slowdown in Economic Growth in India Could Cause Our Business to Suffer.”

Quantitative and Qualitative Disclosures about Market Risk

Our business activities are exposed to a variety of market risks, including credit risk, foreign exchange risk and interest rate risk.

Credit Risk. Financial instruments that potentially subject us to concentrations of credit risk consist principally of term deposits, cash equivalents, and trade and other receivables. By their nature, all such financial instruments involve risks, including the credit risk of non-performance by counterparties. Our cash equivalents, bank balances and term deposits are placed with banks with high investment grade credit ratings, and our term deposits may be withdrawn at any time prior to maturity except that this would result in a lower interest rate. Trade and other receivables are typically unsecured and arise mainly from commissions and incentive payments owing to us from our airline suppliers, receivables from our hotel suppliers which represent amounts owing to us from deposits we place with such hotels, and receivables from our corporate and retail customers to whom we typically extend credit periods. We review the credit worthiness of our clients to whom we have granted credit terms in the normal course of the business. We believe there is no significant risk of loss in the event of non-performance of the counterparties to these financial instruments, other than the amounts already provided for in our financial statements. See note 35 to our audited consolidated financial statements included elsewhere in this Annual Report for additional information relating to our exposure to credit risk.

Foreign Exchange Risk. We are exposed to movements in currency exchange rates, primarily those related to the US dollar and the Indian Rupee. As the functional currency of MMT India and ibibo India, our key operating subsidiaries, is the Indian Rupee, our exposure to foreign exchange risk primarily arises in respect of our non-Indian Rupee-denominated trade and other receivables, trade and other payables and cash and cash equivalents, which were $7.8 million, $65.4 million and $0.1 million, respectively, as of March 31, 2017. Based on our operations in fiscal year 2017, a 10.0% appreciation of the US dollar against the Indian Rupee as of March 31, 2017, assuming all other variables remained constant, would have increased our loss for fiscal year 2017 by $5.5 million. Similarly, a 10.0% depreciation of the US dollar against the Indian Rupee as of March 31, 2017, assuming all other variables remained constant, would have decreased our loss for fiscal year 2017 by $5.5 million.

We are also exposed to movements between the US dollar and the Indian Rupee in our operations, as 1.8%, 1.1% and 0.2% of our revenue for fiscal years 2015, 2016 and 2017, respectively, was generated by MMT India and, in respect of fiscal year 2017, the ibibo Group from their air ticketing businesses and received in US dollars, although our expenses are generally incurred in Indian Rupees. Additionally, we receive revenue from our hotels and packages business in Indian Rupees, but a portion of our expenses in this segment (those relating to outbound packages from India in particular) could be incurred in a non-Indian currency. We currently do not have any hedging agreements or similar arrangements with any counter-party to cover our exposure to any fluctuations in foreign exchange rates. Fluctuation in the Indian Rupee-US dollar exchange rate could have a material adverse effect on our business and our financial condition and results of operations as reported in US dollars. For more information, see “Risk Factors — Risks Related to Us and Our Industry — Our Results of Operations are Subject to Fluctuations in Currency Exchange Rates.”

Interest Rate Risk. Our exposure to interest rate risk for changes in interest rates relates primarily to our term deposits and bank overdrafts. As of March 31, 2017, we had fixed rate financial instruments consisting of $115.7 million of term deposits and no amounts outstanding on variable rate financial instruments. As of March 31, 2016, we had fixed rate financial instruments consisting of $169.3 million of term deposits and $7.2 million of variable rate financial instruments, consisting of our bank overdrafts. We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. Our future interest income and financing cost may fluctuate in line with changes in interest rates. An increase or decrease in interest rates as of March 31, 2017 would not have affected our profit or loss and would not have had any impact on our equity as we had no amounts outstanding on variable rate financial instruments. A sensitivity analysis shows that an increase of 100 basis points in interest rates as of March 31, 2016 would have increased loss by $0.1 million and resulted in a corresponding decrease in our equity. Similarly, a decrease of 100 basis points in interest rates as of March 31, 2016 would have decreased loss by $0.1 million and resulted in a corresponding increase in our equity.

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

As certain parts of our revenues are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on revenue less service costs, which is a non-IFRS measure, as we believe that revenue less service costs reflects more relevant information about the value addition of the travel services that we provide to our customers. Income from packages, including income on airline tickets sold to customers as a part of tours and packages is accounted for on a gross basis since we are the primary obligor in the arrangement and assume the risks and responsibilities, including the responsibility for delivery of services. Revenue from the packages business which is accounted for on a “gross” basis represents the total amount paid by customers for these travel services and products, while our cost of procuring the relevant services and products for sale to our customers in this business is classified as service cost.

We believe that revenue less service costs reflects more accurately the value addition of the travel services that we provide to customers in our packages business where we are the primary obligor and is similar to the revenue on a “net” basis for our air ticketing and hotels business where we act as an agent. Our revenue less service costs may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB.

We use financial measures that exclude share-based compensation expense, all merger and acquisitions related expenses, amortization of acquired intangibles and change in financial liability relating to acquisitions for our internal management reporting, budgeting and decision making purposes, including comparing our operating results to that of our competitors. Because of varying available valuation methodologies and subjective assumptions that companies can use when adopting IFRS 2 “Share based payment,” management believes that providing non-IFRS financial measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies. We believe that our current calculations of adjusted operating profit (loss), adjusted net profit (loss), revenue less service cost and adjusted diluted earnings (loss) per share represent a balanced approach to adjusting for the impact of certain discrete, unusual or non-cash items which are useful in measuring our results and provide investors and analysts a more relevant representation of our operating results. We believe that investors and analysts in its industry use these non-IFRS measures to compare our company and our performance to that of our global peers. However, the presentation of these non-IFRS measures are not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation. The IFRS measures most directly comparable to adjusted operating profit (loss) and adjusted net profit (loss) are results from operating activities and profit (loss) for the period, respectively.

A limitation of using adjusted operating profit (loss), adjusted net profit (loss) and adjusted diluted earnings (loss) per share instead of operating profit (loss), net profit (loss) and diluted earnings (loss) per share calculated in accordance with IFRS as issued by the IASB is that these non-IFRS financial measures exclude a recurring cost, namely share-based compensation. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from adjusted operating profit (loss), adjusted net profit (loss) and adjusted diluted earnings (loss) per share. The presentation of these non-IFRS measures is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB.

The following table reconciles our revenue (an IFRS measure) to revenue less service cost (a non-IFRS measure):

	Air Ticketing			Hotels and Packages			Other Revenue			Total
	Fiscal Year Ended March 31,			Fiscal Year Ended March 31,			Fiscal Year Ended March 31,			Fiscal Year Ended March 31,
	2015	2016	2017	2015	2016	2017	2015	2016	2017	2015	2016	2017
	(in thousands except percentages)
Revenue	$74,325	$78,172	$118,514	$220,512	$251,713	$314,254	$4,825	$6,169	$14,848	$299,662	$336,054	$447,616
Less:
Service Cost	2,816	1,770	—	157,897	165,264	173,919	—	—	—	160,713	167,034	173,919
Revenue less service cost	$71,509	$76,402	$118,514	$62,615	$86,449	$140,335	$4,825	$6,169	$14,848	$138,949	$169,020	$273,697
% of total revenue less service cost	51.5%	45.2%	43.3%	45.1%	51.1%	51.3%	3.4%	3.7%	5.4%	100.0%	100.0%	100.0%

The IFRS measures most directly comparable to “adjusted operating profit (loss),” “adjusted net profit (loss)” and “adjusted diluted earnings (loss) per share” are results from operating activities, profit (loss) for the year and diluted earnings (loss) per share, respectively.

The following table reconciles our results from operating activities (an IFRS measure) to adjusted operating profit (loss) (a non-IFRS measure) for the periods indicated:

Reconciliation of adjusted operating profit (loss)	Fiscal Year Ended March 31,
	2015	2016	2017
	(in millions)
Result from operating activities as per IFRS	$(14.5)	$(66.8)	$(135.0)
Add: Employee share-based compensation costs	12.3	13.7	26.8
Less: Income on license acquired	—	(0.9)	—
Add: Impairment of intangible assets	—	2.2	15.2
Add: Merger and acquisitions related expenses	0.4	0.2	6.0
Add: Severance cost related to a prior acquisition	0.6	—	—
Add: Acquisition related intangibles amortization	1.7	1.5	3.7

Adjusted operating profit (loss)	$0.5	$(50.1)	$(83.7)

The following table reconciles our profit (loss) for the year (an IFRS measure) to adjusted net profit (loss) (a non-IFRS measure) for the periods indicated:

Reconciliation of adjusted net profit (loss)	Fiscal Year Ended March 31,
	2015	2016	2017
	(in millions)
Profit (Loss) for the year as per IFRS	$(18.4)	$(88.5)	$(110.3)
Add: Employee share-based compensation costs	12.3	13.7	26.8
Less: Income on license acquired	—	(0.9)	—
Add: Impairment of intangible assets	—	2.2	15.2
Add: Acquisition related intangibles amortization	1.7	1.5	3.7
Add: Severance cost related to a prior acquisition	0.6	—	—
Add: Share of loss of equity-accounted investees	0.2	1.9	1.7
Add/Less: Net change on change in fair value of derivative financial instrument	—	9.3	(42.4)
Add: Merger and acquisitions related expenses	0.4	0.2	6.0
Add: Direct cost related to Convertible notes	—	0.7	—
Add: Impairment in respect of an equity-accounted investee	—	0.9	—
Add: Net change in value of financial liability related to business combination	0.5	0.5	—
Add: Income tax expense	0.1	0.2	0.2

Adjusted net profit (loss)	$(2.6)	$(58.3)	$(99.2)

The following table reconciles our diluted earnings (loss) per share for the year (an IFRS measure) to adjusted diluted earnings (loss) per share (a non-IFRS measure) for the periods indicated:

Reconciliation of adjusted diluted earnings (loss) per share	Fiscal Year Ended March 31,
	2015	2016	2017
	(in US$)
Diluted Earnings (Loss) per share for the year as per IFRS	$(0.44)	$(2.12)	$(2.09)
Add: Employee share-based compensation costs	0.29	0.33	0.51
Less: Income on license acquired	—	(0.02)	—
Add: Impairment of intangible assets	—	0.05	0.29
Add: Acquisition related intangibles amortization	0.04	0.04	0.11
Add: Severance cost related to a prior acquisition	0.02	—	—
Add: Share of loss of equity-accounted investees	—	0.05	0.03
Add/Less: Net change in fair value of derivative financial instrument	—	0.22	(0.80)
Add: Merger and acquisitions related expenses	0.01	—	0.11
Add: Direct cost related to Convertible notes	—	0.02	—
Add: Impairment in respect of an equity-accounted investee	—	0.02	—
Add: Net change in value of financial liability related to business combination	0.02	0.01	—
Add: Income tax expense	*	*	*

Adjusted diluted earnings (loss) per share	$(0.06)	$(1.40)	$(1.88)

Note:

*	Less than $0.01.

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

The effective date for adoption of IFRS 9 is annual periods beginning on or after January 1, 2018, though early adoption is permitted. We are currently evaluating the requirements of IFRS 9 and have not yet determined the impact on the consolidated financial statements.

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

We have not yet selected a transition method and are evaluating the impact of IFRS 15 on our consolidated financial statements.

IFRS 16 Leases: On January 13, 2016, the International Accounting Standards Board issued the final version of IFRS 16, Leases. IFRS 16 will replace the existing leases standard, IAS 17, Leases, and related interpretations. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for lessees and lessors. It introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. Currently, operating lease expenses are charged to the statement of profit or loss and other comprehensive income (loss). IFRS 16 also contains enhanced disclosure requirements for lessees. The effective date for adoption of IFRS 16 is annual periods beginning on or after January 1, 2019, though early adoption is permitted for companies applying IFRS 15 Revenue from Contracts with Customers. We are yet to evaluate the requirements of IFRS 16 and the impact on our consolidated financial statements.

IAS 7 Statement of Cash Flows: In January 2016, the International Accounting Standards Board issued amendments to IAS 7 requiring entities to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes and suggesting inclusion of a reconciliation between the opening and closing balances in the balance sheet for liabilities arising from financing activities. The effective date for adoption of the amendments to IAS 7 is annual reporting periods beginning on or after January 1, 2017, though early adoption is permitted. We have evaluated the disclosure requirements of the amendment and the effect on the consolidated financial statements are not expected to be material.

IFRIC 23, Uncertainty over Income Tax Treatments: In June 2017, the International Accounting Standards Board issued IFRIC 23, Uncertainty over Income Tax Treatments. IFRIC 23 is to be applied while performing the determination of taxable profit (or loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12.

According to IFRIC 23, companies need to determine the probability of the relevant tax authority accepting each tax treatment, or group of tax treatments, that the companies have used or plan to use in their income tax filing which has to be considered to compute the most likely amount or the expected value of the tax treatment when determining taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates.

The standard permits two possible methods of transition:

•	Full retrospective approach — Under this approach, IFRIC 23 will be applied retrospectively to each prior reporting period presented in accordance with IAS 8 — Accounting Policies, Changes in Accounting Estimates and Errors

•	Retrospectively with cumulative effect of initially applying IFRIC 23 recognized by adjusting equity on initial application, without adjusting comparatives

The effective date for adoption of IFRC 23 is annual periods beginning on or after January 1, 2019, though early adoption is permitted. The Group is yet to evaluate the effect of IFRIC 23 on the consolidated financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Our board of directors consists of 10 directors.

The table below sets forth the name, age and position of each of our directors, executive officers and significant employees as of the date hereof. Unless otherwise indicated, the business address of our directors and executive officers is 19th Floor, Building No. 5, DLF Cyber City, Gurgaon, 122002, India.

Name	Age	Position/Title
Directors:(1)
Deep Kalra	48	Director, Group Chairman and Group Chief Executive Officer
Rajesh Magow	48	Director and Chief Executive Officer — India
Aditya Tim Guleri	52	Independent Director
Vivek N. Gour	54	Independent Director
Gyaneshwarnath Gowrea	51	Director
James Jianzhang Liang	47	Director
Oliver Rippel	41	Director
Pat Kolek	46	Director
Charles Searle	53	Director
Yuvraj (Raj) Thacoor	65	Independent Director

Executive Officers:(2)
Ashish Kashyap	44	Co-Founder and President
Mohit Kabra	46	Group Chief Financial Officer

Notes:

(1)	Mohit Kabra, Philip C. Wolf, Frederic Lalonde, Ranodeb Roy and Naushad Ally Sohoboo resigned from our board of directors with effect from January 31, 2017. Oliver Rippel, Pat Kolek, Charles Searle and Yuvraj (Raj) Thacoor were appointed to our board of directors with effect from January 31, 2017, as nominees of MIH Internet. Our board of directors has determined that Mr. Thacoor is an independent director within the meaning of the Nasdaq Stock Market, Marketplace Rules.
(2)	Anshuman Bapna, Mohit Gupta, Ranjeet Oak, Sanjay Mohan, Saujanya Shrivastava and Yuvaraj Srivastava ceased to be executive officers with effect from June 1, 2017.

Directors

Deep Kalra is our founder, group chairman and group chief executive officer and was appointed to our board of directors on October 9, 2001. Mr. Kalra’s responsibilities as group chief executive officer include executing our business strategy and managing the overall performance and growth of our company. Mr. Kalra has over 25 years of work experience in e-commerce, sales, marketing, corporate banking, financial analysis and senior management roles. Prior to founding our company in April 2000, Mr. Kalra worked with GE Capital India, a subsidiary of the General Electric Company, where he was vice president, business development. Prior to that, he also worked with AMF Bowling Inc. and ABN AMRO Bank NV. Mr. Kalra serves on the board of a The IndUS Entrepreneurs’ New Delhi – NCR Chapter, a global, not-for-profit organization focused on promoting entrepreneurship, and was their immediate past president. He is a co-founder of Ashoka University, a liberal arts college in Sonepat, near New Delhi and serves on their board and governing council. Mr. Kalra holds a Bachelor’s degree in Economics from St. Stephen’s College, Delhi University, India, and a Master’s degree in Business Administration from the Indian Institute of Management, Ahmedabad, India.

Rajesh Magow is our co-founder and chief executive officer — India and was appointed to our board of directors on November 6, 2012. Mr. Magow has also previously held the positions of chief financial officer and chief operating officer at our company. Mr. Magow has over 24 years of experience in the information technology and Internet industries. After having been a part of our senior management team in 2001 for a few months, Mr. Magow worked as a part of senior management at Tecnovate eSolutions Private Limited, a wholly-owned subsidiary of eBookers.com (a United Kingdom-based online travel company that was listed on NASDAQ until it was acquired by the Cendant group in February 2005) from 2001 to June 2006. Before leaving Tecnovate eSolutions, he was the acting chief executive officer of the company. Mr. Magow was part of the senior management team that set up eBookers’ call center and back office operations in India and was a board member of Tecnovate from January 2001 to June 2006. Prior to Tecnovate, he also worked with Aptech Limited and Voltas Limited. Mr. Magow rejoined our company in 2006. He also served on the board of Flipkart Limited as an independent director from March 2011 to May 2015 and was again appointed as an independent director in June 2017. Mr. Magow is a qualified chartered accountant from the Institute of Chartered Accountants of India, Delhi.

Aditya Tim Guleri was appointed to our board of directors on April 3, 2007 as a nominee of Sierra Ventures VIII-A, L.P., Sierra Ventures VIII-B, L.P. and Sierra Ventures Associates VIII, LLC, or the Sierra Ventures entities. He has remained on our board following the lapse of Sierra Ventures entities’ right of nomination upon the completion of our initial public offering in August 2010. Mr. Guleri is a Managing Director of Sierra Ventures. Mr. Guleri’s investment focus is information technology software companies. Additionally, Mr. Guleri has helped execute Sierra’s India strategy and investments. As a venture capitalist, Mr. Guleri has helped to complete strategic exits from numerous companies including several public companies. Mr. Guleri currently serves on the board of directors of Treasure Data, Alpine Data Labs, Nexenta, Hired, LeadGenius, Phenom People, Shape Security, Townsquared and Zycada. Prior to Sierra, Mr. Guleri founded and served as chief executive officer of Octane Software from 1996 to 2000. He successfully led Octane’s merger with Epiphany (Nasdaq: EPNY) in 2000. Before Octane, Mr. Guleri was vice president of field operations at Scopus Technology. Mr. Guleri holds a Master of Science degree in Engineering and Operating Research from Virginia Polytechnic Institute and State University and a Bachelor of Science degree in Electrical Engineering from Punjab Engineering College, Chandigarh, India. The business address of Mr. Guleri is 2884 Sand Hill Road, Suite 100, Menlo Park, CA 94025, United States.

Vivek N. Gour was appointed to our board of directors on May 1, 2010. He is the managing director of Air Works India Engineering Pvt Ltd.. Prior to joining our board of directors, Mr. Gour was the chief financial officer and principal accounting officer of Genpact Limited from January 2005 to February 2010; Genpact is listed on the New York Stock Exchange. From October 2003 to December 2004, Mr. Gour served as chief financial officer for GE Capital Business Processes. From October 2002 to September 2003, he served as chief financial officer of GE Capital India and GE Capital International Services. Mr. Gour has a Bachelor of Commerce degree from Mumbai University, India, and a Master of Business Administration from Delhi University, India. The business address of Mr. Gour is Kalyani House, Plot # 40, 1st Floor, Sector 18, Gurgaon – 122001, Haryana, India.

Gyaneshwarnath Gowrea was appointed to our board of directors on February 11, 2009 and is one of our resident directors in Mauritius. Mr. Gowrea is the chairman of the taxation sub-committee of Global Finance Mauritius, vice chairman of the International Fiscal Association (Mauritius Branch) and an international tax affiliate of the Chartered Institute of Taxation. He was the managing director of Multiconsult Limited from 2009 to 2011. From 2007 to 2008, he was director of AAA Global Services Ltd. and from 1999 to 2006 he was a manager with Cim Global Business. Mr. Gowrea completed his secondary education at John Kennedy College in Mauritius and holds a Master of Science in Accounting from De Monfort University in Leicester, UK and a Diploma in International Taxation. In addition, he holds various professional qualifications, including being a fellow of the Association of Chartered Certified Accountants, United Kingdom, a fellow member of the Mauritius Institute of Directors and a member of Society of Trust and Estate Practitioners, United Kingdom. The business address of Mr. Gowrea is Les Cascades Building, 33 Edith Cavell Street, Port Louis, Mauritius.

James Jianzhang Liang was appointed to our board of directors on January 27, 2016, as a nominee of Ctrip. He is one of the co-founders of Ctrip and is currently serving as its chief executive officer. Prior to founding Ctrip, Mr. Liang held a number of technical and managerial positions with Oracle Corporation from 1991 to 1999 in the United States and China, including the head of the ERP consulting division of Oracle China from 1997 to 1999. Mr. Liang currently serves on the boards of Home Inns Group (NASDAQ: HMIN), Tuniu (NASDAQ: TOUR), eHi (NASDAQ: EHIC) and Qunar (NASDAQ: QUNR). Mr. Liang received his Ph.D. degree from Stanford University and his Master’s and Bachelor’s degrees from Georgia Institute of Technology. He also attended an undergraduate program at Fudan University. The business address of Mr. Liang is Building 16, SKY SOHO, No. 968 Jinzhong Road, Shanghai, PRC 200335.

Oliver Rippel was appointed to our board of directors on January 31, 2017, as a nominee of MIH Internet. He is chief executive officer of B2C e-commerce for Naspers which includes retail, marketplaces and travel. He joined Naspers in January 2009 as head of business development in Southeast Asia before managing e-commerce in Africa and Middle East shortly thereafter. From 2011 to 2014 he oversaw e-commerce in Southeast Asia, India and Africa. Between 2014 and 2015, he was managing online services segments including e-tail outside of Europe, travel, real estate, and mobile services. Before working for Naspers Limited, Oliver spent nine years at eBay – first in his home country of Germany and then as part of the Asia-Pacific region in China, Korea, and South-East Asia. There, he mostly focused on strategy and business development, as well as category management and marketing operations. Mr. Rippel studied economics in Berlin, Germany. The business address of Mr. Rippel is Unit 13-10, Parkview Square, 600 North Bridge Road, Singapore.

Pat Kolek was appointed to our board of directors on January 31, 2017, as a nominee of MIH Internet. He joined Naspers in 2014 as chief financial officer of e-commerce and was appointed chief operating officer of Naspers in July 2016. As group chief operating officer, Mr. Kolek is focused on aligning group strategy with company objectives, leading core business activities and strategic initiatives such as large acquisitions and divestitures. Mr. Kolek has more than 20 years’ experience in executing business growth and development strategies for hyper growth organizations. Prior to joining Naspers, Mr. Kolek spent 10 years at eBay, most recently as vice president and chief financial officer of eBay International and previously as the chief operating officer of eBay Classifieds. Mr. Kolek holds a bachelor’s degree in commerce from Santa Clara University and is a certified public accountant. The business address of Mr. Kolek is Taurusavenue 105, 2132 LS, Hoofddorp, The Netherlands.

Charles St Leger Searle was appointed to our board of directors on January 31, 2017, as a nominee of MIH Internet. He is chief executive officer of Naspers Internet Listed Assets. Mr. Searle serves on the board of several companies associated with the Naspers Group, including Tencent Holdings Limited, listed on the Stock Exchange of Hong Kong, and Mail.ru Group Limited that is listed on the London Stock Exchange. Prior to joining the Naspers Group in Hong Kong, he held positions at Cable & Wireless plc and at Deloitte & Touche in London and Sydney. Mr. Searle is a graduate of the University of Cape Town and a member of the Institute of Chartered Accountants in Australia and New Zealand. Mr. Searle has more than 22 years of international experience in the telecommunications and internet industries. The business address of Mr. Searle is Room 2908, 29/F, Three Pacific Place, 1 Queen’s Road East, Hong Kong

Yuvraj (Raj) Thacoor was appointed to our board of directors on January 31, 2017, as a nominee of MIH Internet. He is a chartered accountant, Fellow of The Institute of Chartered Accountants in England and Wales, Associate Member of the Chartered Institute of Arbitrators (UK), Member of The British Institute of Management, Member of The Mauritius Institute of Public Accountants and The Financial Reporting Council (FRC) as well as a Licensed Insolvency Practitioner. Mr. Thacoor was an audit partner of Deloitte, Coopers and Lybrand and PricewaterhouseCoopers from 1988 until 2000 when he set up Grant Thornton in Mauritius and served as Managing Partner until he retired in July 2016. Mr. Thacoor is currently the Regional Head of Grant Thornton International for the development of Africa. Mr. Thacoor served as Chairman of the first offshore fund set up in Mauritius and has since served on several boards of funds dealing mainly in real estate in India. Mr. Thacoor has contributed to promoting the accountancy profession in Mauritius. He served as Chairman of The Financial Reporting and Monitoring Panel of the regulatory body FRC, Mauritius. The business address of Mr. Thacoor is Villa Ulys, 3 The Palms, Au Bout Du Monde, Ebene, Mauritius.

Executive Officers

Ashish Kashyap is our co-founder and president. Prior to joining us in January 2017, Mr. Kashyap served as the founder and chief executive officer of the ibibo Group, one of India’s leading online travel groups. Mr. Kashyap founded the ibibo Group in 2007 and launched the online travel business in late 2009, with a vision to organize the transportation and accommodation industry. In 2011, Mr. Kashyap also co-founded PayU India, a leading payments platform. Prior to founding the ibibo Group, Mr. Kashyap was the country head of Google India. Before joining Google India, Mr. Kashyap founded eCommerce and online travel businesses at Indiatimes.com. Mr. Kashyap holds a Masters of Management-IMPM from McGill University, Desautels Faculty Of Management, Diploma: IMPM (Insead) and Economics (Hons) from Kirorimal College, Delhi University India.

Mohit Kabra is our group chief financial officer. Prior to joining us in July 2011, Mr. Kabra served as a Director, Finance at Kohler India where he worked from 2006 to June 2011. He has approximately 23 years of work experience and has held various positions in the India businesses of, among others, PepsiCo, Colgate and Seagram. Mr. Kabra has a Bachelor of Commerce degree from St. Joseph’s Junior College. He is a qualified Chartered Accountant from the Institute of Chartered Accountants of India and a qualified Cost Accountant from the Institute of Cost Accountants of India.

B. Compensation

For fiscal year 2017, the aggregate compensation (including directors’ fees, but excluding grants of stock options and RSUs that are described below) to our directors and executive officers included in the list under the heading “— Directors and Executive Officers of our Group” (including the executive officers who were designated executive officers on January 31, 2017) was $3.1 million, which included $0.9 million in base salary, $0.4 million in housing and rent allowance, $0.6 million in special allowances and $1.2 million in other payments. The foregoing compensation figures include $0.1 million which may be awarded in the form of RSUs at the option of the relevant director. Our employment agreements (as amended from time to time) with each of our group chairman and group chief executive officer, chief executive officer – India, and group chief financial officer provide for bonus entitlements calculated as a percentage of gross annual salary and linked to gross sales targets of our company. Our employment agreements with our other executive officers provide for a variable performance component which is payable upon each of the individual officer and our company attaining certain performance targets. Except as otherwise disclosed, these aggregate cash compensation amounts for fiscal year 2017 do not include stock compensation and employee benefits to our directors and executive officers. Stock compensation to our directors and executive officers are disclosed separately in the tables under “— Outstanding Options” and “Outstanding RSUs,” and employee benefits to our directors and executive officers are disclosed separately under “— Employee Benefit Plans.”

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

Number of Shares granted under 2001 Equity Option Plan

As of March 31, 2017, pursuant to our Equity Option Plan, we had outstanding options exercisable into a total of 333,121 ordinary shares with exercise price ranging from $0.4875 to $1.9765.

Share Incentive Plan

We adopted the MakeMyTrip 2010 Share Incentive Plan on May 25, 2010, or our Share Incentive Plan, upon which our Share Incentive Plan became immediately effective. On October 18, 2016, our board of directors approved two amendments to our Share Incentive Plan in order to give effect to an earlier recommendation of our compensation committee to increase the shares available under our Share Incentive Plan to fund employee grants for the four fiscal years starting April 2014 and to provide for a sufficient number of RSUs to be granted in connection with the conversion of Indigo SARs and Naspers Rollover RSUs and the other awards contemplated under the Transaction Agreement. On May 18, 2017, our board of directors approved an amendment to our Share Incentive Plan to increase the shares available under the Plan to fund employee grants until March 2022 and to extend the expiration date of our Share Incentive Plan from May 2020 to 31 March 2022.

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

Administration

Our Share Incentive Plan is administered by our board of directors which, to the extent permitted by applicable laws, may delegate its authority to one or more members of our board or one or more of our officers, subject to certain restrictions set forth in our Share Incentive Plan.

Shares Available for Awards

Subject to certain adjustments set forth in our Share Incentive Plan, the aggregate number of shares that may be issued or awarded under our Share Incentive Plan is equal to the sum of (x) 9,357,842 Shares, plus (y) in the event that any Indigo SARs or Naspers Rollover RSUs (each, as defined in the Transaction Agreement) are forfeited between October 18, 2016 and January 31, 2017 as a result of an Indigo Business Employee’s (as defined in the Transaction Agreement) termination of employment during such period, a number of Shares in respect of restricted share units into which such forfeited Indigo SARs and Naspers Rollover RSUs would have converted pursuant to Sections 7.07(a)(i) and 7.07(a)(ii) of the Transaction Agreement (each such defined term having the meaning ascribed to such term in the Transaction Agreement). To the extent that an award terminates, expires or lapses for any reason, or is settled in cash and not shares, then any shares subject to the award will again be available for the grant. Any shares delivered by the holder or withheld by our company upon the exercise of any award, in payment of the exercise price or tax withholding, may again be optioned, granted or awarded, subject to certain limitations set forth in our Share Incentive Plan.

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

During fiscal year 2017, we granted 4,481,294 RSUs, of which 1,129,905 RSUs were granted in connection with our acquisition of the ibibo Group in exchange for share-based payment awards held by certain employees of the ibibo Group. These RSUs can be exercised at any time during the 10-year period from the grant date (i.e., January 31, 2017). 2,654,479 RSUs were granted to our directors and executive officers. See “— Outstanding RSUs” for more information.

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

Outstanding Options

During fiscal years 2015, 2016 and 2017 no options were granted to any of our directors and executive officers under our Equity Option Plan. As of March 31, 2017, 329,121 outstanding options were held by our directors and executive officers as set forth in the following table. As of June 30, 2017, 329,121 outstanding options were held by our directors and executive officers.

Name	Shares Underlying Outstanding Options	Exercise Price ($ per Share)	Date of Grant	Date of Expiration(1)
Rajesh Magow	182,140	0.74	June 25, 2009	June 30, 2021
	114,000	1.98	June 25, 2009	June 30, 2021
	32,981	0.53	June 25, 2009	June 30, 2021

Note:

(1)	All these options vested upon the date of grant and were required to be exercised prior to 48 months from their vesting date (i.e., the date of grant), subject to the terms of our Equity Option Plan. In May 2013, our compensation committee extended the date of expiration of these options from June 25, 2013 to June 25, 2017. In April 2017, the date of expiration of these grants were extended to June 30, 2021.

Outstanding RSUs

During fiscal year 2017, 2,654,479 RSUs were issued under our Share Incentive Plan to our directors and executive officers, of which 3,000 fully vested RSUs were granted to our directors in lieu of cash compensation owed to them.

On January 31, 2017, in connection with our acquisition of the ibibo Group and in accordance with the Transaction Agreement, certain equity awards (comprising Indigo SARs and Naspers Rollover RSUs) that were previously granted by the ibibo Group to ibibo Group employees were converted to RSUs. We also issued RSUs to certain ibibo Group employees. In aggregate, we issued 1,836,798 RSUs to ibibo Group employees in connection with our acquisition of the ibibo Group.

As set forth in the following table, outstanding RSUs as of March 31, 2017 were:

Name	Shares Underlying Outstanding RSUs	Total RSUs Granted in Fiscal Year 2017	Exercise Price
			($ per Share)
Deep Kalra	2,045,428	1,273,447	0.0005
Rajesh Magow	1,098,581	615,211	0.0005
Other directors	7,229	3,000	0.0005
Executive officers(1)	756,370	762,821	0.0005

Note:

(1)	Total outstanding RSUs held as of March 31, 2017 by Ashish Kashyap and Mohit Kabra, who are our executive officers as of the date of this Annual Report. As of January 31, 2017, certain Indigo SARs that were previously granted by the ibibo Group to Ashish Kashyap were converted to RSUs in accordance with the Transaction Agreement.

Employee Benefit Plans

We maintain employee benefit plans in the form of certain statutory and incentive plans covering substantially all of our employees. For fiscal year 2017, the aggregate amount set aside or accrued by us to provide for pension or retirement benefits for all our employees (including our directors and executive officers) was approximately $2.6 million.

Provident Fund

In accordance with Indian law, all of our employees in India are entitled to receive benefits under the Employees’ Provident Fund Scheme, 1952, as amended, a retirement benefit scheme under which an equal amount of 12% of basic salary of an employee is contributed both by employer and employee in a fund with government/trust with company. Also, in accordance with applicable laws, all of our employees at our non-Indian subsidiaries are entitled to receive benefits under the relevant laws and regulations applicable in such jurisdictions. Our subsidiaries make a monthly deposit to these funds and we have contributed an aggregate of approximately $0.4 million in fiscal year 2017.

Gratuity

In accordance with Indian law, we pay gratuity up to our eligible employees in India. Under our gratuity plan, a defined benefit plan, an employee is entitled to receive a gratuity payment on the termination of his or her employment if the employee has rendered continuous service to our company for not less than five years, or if the termination of employment is due to death or disability. The amount of gratuity payable to an eligible employee is equal to 15 days’ salary for every year of employment (or any portion of a year exceeding six months), and currently the aggregate amount of gratuity shall not exceed Rs. 1.0 million (approximately $0.02 million). We have provided for aggregate of approximately $0.2 million in fiscal year 2015, an aggregate of approximately $0.3 million in fiscal year 2016 and an aggregate of approximately $0.4 million in fiscal year 2017 for our gratuity payments.

Employment Agreements with Executive Officers

Each of our executive officers has entered into an employment agreement with MMT India or ibibo India. These agreements do not have fixed terms of employment. We may terminate the employment of our officers for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to any criminal offense theft, fraud, embezzlement, intoxication, violence, sexual harassment or damage to our reputation. Generally, either party may terminate employment at any time by giving the other party a written notice of three months or by paying an amount equal to three months’ salary in lieu of such notice. These termination provisions apply to executive officers apart from Messrs. Deep Kalra, Rajesh Magow and Ashish Kashyap, whose termination provisions are set forth in their respective employment and change in control severance agreements.

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

The employment agreements of Messrs. Deep Kalra and Rajesh Magow (each, an “Executive”) were amended, effective April 1, 2010, to change the notice period for termination from three months to six months. In addition, each Executive has entered into a change in control severance agreement with MMT India, effective October 18, 2016, which provides that, in the event such Executive’s employment is terminated by MMT India, other than for cause, death or disability, or by the Executive for good reason (pursuant to which the Executive is required to give three months’ notice of intended termination after the occurrence of the event constituting good reason), such Executive will be entitled (i) if such termination occurs before January 31, 2019, to receive certain severance payments calculated with reference to the Executive’s annual salary and target bonus and (ii) if such termination occurs prior to the end of the relevant vesting period, to have all of his equity grants under our Company’s incentive plans to fully vest and be immediately exercisable. The terms of each Executive’s change in control severance agreements replaced the corresponding “change in control” provisions in each Executive’s employment agreement. Furthermore, each Executive has agreed to additional non-solicitation and non- competition restrictions in his change in control severance agreement, which shall continue for a period of two years following the termination of his employment with MMT India. In addition, Mr. Kalra’s employment agreement specifies that he will not engage or have a substantial financial interest in any travel intermediary business that competes directly with our company for a period of 12 months following the termination of his employment with MMT India.

The material terms of Mr. Ashish Kashyap’s change in control severance agreement with MMT India, effective January 31, 2017, are substantially similar to the material provisions of the Executives’ change in control severance agreements, except with respect to the treatment of equity awards.

Save as disclosed in this section, our company’s executive employment agreements do not provide for any special termination benefits, nor do we have any other arrangements with our executive officers for special termination benefits.

C. Board Practices

Board of Directors

Our holding company is managed and controlled by our board of directors from Mauritius. Our board of directors currently has ten directors. There are no family relationships between any of our directors and executive officers. A director is not required to hold any shares in our company by way of qualification. There are no severance benefits payable to our directors upon termination of their directorships, other than to Mr. Deep Kalra and Mr. Rajesh Magow, who are our directors and also our executive officers and are entitled to severance benefits in such capacity pursuant to the terms of their employment and their respective change in control severance agreements.

We entered into an investor rights agreement with Ctrip dated January 7, 2016, or Ctrip Investor Rights Agreement, pursuant to which Ctrip is entitled to designate one director to our board of directors, which director is also entitled to be nominated or appointed to the compensation committee of our board of directors, subject to the approval of our board of directors (which approval shall not to be unreasonably withheld) so long as it beneficially owns a minimum number of ordinary shares in our company (subject to adjustment for any share split, share dividend, recapitalization, reclassification or similar transaction in respect of any such ordinary shares). On January 27, 2016, James Jianzhang Liang was appointed as a director of our Company as a nominee of Ctrip. On October 18, 2016, we entered into an amendment to the Ctrip Investor Rights Agreement pursuant to which the number of ordinary shares to be beneficially owned by Ctrip in order for it to exercise such board-nomination rights was increased to 9,857,028 ordinary shares (subject to any adjustments described in this paragraph). See “Item 10. Additional Information — B. Memorandum and Articles of Association — Ctrip Investor Rights Agreement.”

In connection with our acquisition of the ibibo Group, we issued Class B Shares to MIH Internet. The rights and preferences of our Class B Shares are set forth in the Terms of Issue. A summary of the material Terms of Issue are set forth in “Item 10. Additional Information — B. Memorandum and Articles of Association — Class B Shares.” Pursuant to the Terms of Issue, so long as the Permitted Holders (as defined in the Terms of Issue) beneficially own 10% or more of our issued and outstanding voting securities, the holders of Class B Shares, or the Class B Members, will be entitled to (i) nominate from time to time a number of directors to our board of directors in proportion to their percentage beneficial ownership of our issued and outstanding voting securities (including if over 40%), rounded to the nearest whole number; provided that, for so long as the Class B Members, either alone or together with certain permitted transferees, are entitled to nominate at least four directors to our board of directors, at least one of the nominees shall be a Mauritius resident and (ii) request the removal of any Class B director at any time. In the event of any vacancy of a Class B director, the Class B Members shall have the exclusive right to designate a replacement to fill such vacancy, and except as required by law or our Constitution, neither our company nor its board of directors may remove any Class B director unless such removal is at the written direction of the Class B Members or for cause.

In the event the number of Class B directors at any given time is greater than the number of directors the holders of Class B Shares are entitled to nominate (in proportion to their percentage beneficial ownership as described above), the Class B Members shall cause the applicable number of Class B directors to tender their resignations from the board of directors promptly, including causing all Class B directors to tender resignations in the event the Permitted Holders no longer beneficially own at least 10% of our issued and outstanding voting securities. See “Item 10. Additional Information — B. Memorandum and Articles of Association — Class B Shares — Board-Related Rights.”

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

Under the Terms of Issue, at any time the Permitted Holders (as defined in the Terms of Issue) beneficially own 10% or more of our issued and outstanding voting securities, one Class B director shall serve on each committee of our board.

Audit Committee

Our audit committee consists of Messrs. Vivek N. Gour and Aditya Tim Guleri and is chaired by Mr. Gour. Each member of the audit committee satisfies the independence requirements of Rule 5605 of the Nasdaq Stock

Market, Marketplace Rules and the independence requirements of Rule 10A-3 under the Exchange Act. Our board of directors also has determined that Mr. Gour qualifies as an audit committee financial expert within the meaning of the SEC rules. Our audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. Our audit committee is responsible for, among other things:

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

Under the Terms of Issue, at any time the Permitted Holders (as defined in the Terms of Issue) beneficially own 10% or more of our issued and outstanding voting securities and no Class B director serves on the audit committee, the Class B Members shall have the right to appoint a representative to attend audit committee meetings as an observer. On January 31, 2017, our board of directors approved the appointment of Mr. Pat Kolek as a non-voting observer to the Audit Committee.

Compensation Committee

Our compensation committee consists of Messrs. Vivek N. Gour, Aditya Tim Guleri, James Jianzhang Liang and Oliver Rippel and is chaired by Mr. Gour. On January 31, 2017, our board of directors approved the appointment of Mr. Oliver Rippel as a member of the compensation committee. Messrs. Gour, Guleri, Liang and Rippel satisfy the independence requirements of Rule 5605 of the Nasdaq Stock Market, Marketplace Rules. Our compensation committee assists our board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

We currently do not have in place a nominations committee, and the actions ordinarily taken by such committee are resolved by a majority of the independent directors on our board. As a foreign private issuer, we are permitted to follow home country corporate governance practices under Rule 5615(a)(3) of the Nasdaq Stock

Market, Marketplace Rules. Our home country practice differs from Rule 5605(e) of the Nasdaq Stock Market, Marketplace Rules regarding implementation of a nominations committee charter or board resolution, because our company, as a holder of a GBC1 issued by the Financial Services Commission of Mauritius, is not required under Mauritius law to establish a nominations committee.

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

D. Employees

See “Item 4. Information on the Company — B. Business Overview — Employees.”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our equity shares as of March 31, 2017 by each of our directors and all our directors and executive officers as a group. As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right. Ordinary shares subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person.

	Equity shares beneficially owned as of March 31, 2017
	Ordinary Shares			Class B Shares		Percent of Total Voting Power(1)
Name of Beneficial Owner	Number		Percent(1)	Number	Percent(1)
Directors:
Deep Kalra(2)	4,124,993		7.74	—	—	4.49
Rajesh Magow	665,256		1.25	—	—	0.72
Aditya Tim Guleri	—		—	—	—	—
Vivek N. Gour	6,138	*		—	—	*
Gyaneshwarnath Gowrea	—		—	—	—	—
James Jianzhang Liang(3)	—		—	—	—	—
Oliver Rippel(4)	—		—	—	—	—
Pat Kolek(4)	—		—	—	—	—
Charles Searle(4)	—		—	—	—	—
Yuvraj (Raj) Thacoor(4)	—		—	—	—	—

Executive Officers:
Ashish Kashyap	121,272		*	—	—	*
Mohit Kabra	11,012		*	—	—	*
All our directors and executive officers as a group	4,928,671		9.25	—	—	5.36

*	Represents beneficial ownership of less than 1.0% of our issued share capital.

Notes:

(1)	Based on 52,706,194 ordinary shares outstanding and 38,971,539 Class B Shares outstanding as of March 31, 2017. Except as otherwise required by law, the Terms of Issue or our Constitution, our ordinary shares and Class B Shares vote together as a single class on all matters on which our shareholders are entitled to vote. See also “Item 10. Additional Information — B. Memorandum and Articles of Association — Class B Shares — Reserved Matters.”
(2)	Travogue Electronic Travel LLP (formerly a company known as Travogue Electronic Travel Private Limited), or Travogue, is a limited liability partnership controlled by Mr. Deep Kalra. Mr. Deep Kalra holds 78.4% of the partnership interests in Travogue. Accordingly, as of March 31, 2017, Mr. Kalra’s beneficial ownership of our ordinary shares includes 1,220,961 ordinary shares held by him (or his immediate family members) directly and 3,000,000 ordinary shares held indirectly through Travogue. As of June 30, 2017, Travogue owned 2,925,000, or 5.02%, of all of our outstanding ordinary shares, based on information provided by Travogue.
(3)	James Jianzhang Liang is a nominee director and the co-founder and chief executive officer of Ctrip. As at March 31, 2017, Ctrip beneficially owns 9,857,028 ordinary shares.
(4)	Oliver Rippel, Pat Kolek, Charles Searle and Yuvraj (Raj) Thacoor are nominee directors of MIH Internet. As of March 31, 2017, MIH Internet beneficially owned 413,035 ordinary shares and 38,971,539 Class B Shares. Following the closing of a placement of Class B Shares to Naspers on May 5, 2017, Naspers beneficially owned 0.45% of our ordinary shares, 100% of our Class B Shares, together representing 42.96% of all of our outstanding shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our ordinary shares and Class B shares as of March 31, 2017 held by each person who is known to us to control 5.0% or more of the total voting power of our outstanding ordinary shares as of March 31, 2017.

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

Name of Beneficial Owner	Equity shares beneficially owned as of March 31, 2017
	Ordinary Shares		Class B Shares		Percent of Total Voting Power(1)
	Number	Percent(1)	Number	Percent(1)
Naspers(2)	413,035	0.78	38,971,539	100.0	42.96
Ctrip(3)	9,857,028	18.70	—	—	10.75
Wasatch Advisors, Inc.(4)	5,229,322	9.92	—	—	5.70
Capital World Investors(5)	4,713,758	8.94	—	—	5.14
T. Rowe Price(6)	3,692,344	7.01	—	—	4.03
Travogue(7)	3,000,000	5.69	—	—	3.27

Notes:

(1)	Based on 52,706,194 ordinary shares outstanding and 38,971,539 Class B Shares outstanding as of March 31, 2017. Except as otherwise required by law, the Terms of Issue or our Constitution, our ordinary shares and Class B Shares vote together as a single class on all matters on which our shareholders are entitled to vote. See also “Item 10. Additional Information — B. Memorandum and Articles of Association — Class B Shares — Reserved Matters.”

(2)	Information based on a report on Schedule 13D filed with the SEC by Naspers on February 7, 2017. MIH Internet is a 91.29% subsidiary of MIH B2C Holdings B.V., a private limited liability company organized under the laws of The Netherlands (“MIH B2C”). MIH B2C is a wholly-owned subsidiary of Myriad International Holdings B.V. (“Myriad”), a private limited liability company organized under the laws of The Netherlands, which is a wholly-owned subsidiary of MIH Ming He Holdings Limited (“MIH Ming He”), a limited liability company organized under the laws of Hong Kong, which is a wholly-owned subsidiary of MIH Holdings (Pty) Limited (“MIH South Africa”), a limited liability company organized under the laws of the Republic of South Africa, which is a wholly-owned subsidiary of Naspers. Naspers is a widely held company listed on the Johannesburg Stock Exchange. Following the closing of a placement of Class B Shares to Naspers on May 5, 2017, Naspers beneficially owned 0.71% of our ordinary shares, 100.0% of our Class B Shares and 42.69% of all of our outstanding shares.
(3)	Information based on Amendment No. 1 to a report on Schedule 13D filed with the SEC by Ctrip on October 26, 2016. As of May 5, 2017, Ctrip beneficially owned 10,773,694, or 10.68%, of all of our outstanding shares, based on Amendment No. 2 to a report on Schedule 13D filed with the SEC by Ctrip on May 10, 2017.
(4)	Information based on Amendment No. 5 to a report on Schedule 13G filed with the SEC by Wasatch Advisors, Inc. on February 14, 2017.
(5)	Information based on Amendment No. 1 to a report on Schedule 13G filed with the SEC by Capital World Investors on February 13, 2017.
(6)	Information based on Amendment No. 8 to a report on Schedule 13G filed with the SEC on February 7, 2017. The shareholders are T. Rowe Price New Horizons Fund, Inc. and T. Rowe Price Associates, Inc.
(7)	Information based on a report on Schedule 13G jointly filed with the SEC on January 14, 2011 by Travogue and Mr. Deep Kalra. Travogue is a limited liability partnership controlled by Mr. Deep Kalra. Mr. Deep Kalra holds 78.4% of the partnership interests in Travogue. Accordingly, Mr. Kalra’s beneficial ownership of our ordinary shares includes 1,220,961 ordinary shares held by him (or his immediate family members) directly and 3,000,000 ordinary shares held indirectly through Travogue. Mr. Keyur Joshi, our strategic advisor, holds 12.8% of the partnership interests in Travogue. As of June 30, 2017, Travogue owned 2,925,000, or 5.02%, of all of our outstanding ordinary shares, based on information provided by Travogue.

Significant Changes in Percentage of Ownership

The following table sets forth the significant changes in the shareholding interests of our company by our principal shareholders in our ordinary shares and Class B shares in the last three fiscal years. Except as disclosed below, there were no significant changes in the percentage of ownership in our company in the last three fiscal years.

	2015		2016		2017
Name and Type of Shares	Number	Percent(1)	Number	Percent(1)	Number	Percent(1)
SAIF:(2)
Ordinary shares	6,705,553	15.97	6,085,897	14.41	—	—
Tiger Global:(3)
Ordinary shares	2,633,000	6.27	—	—	—	—
Travogue:
Ordinary shares	3,000,000	7.15	3,000,000	7.11	3,000,000	5.69
Massachusetts Financial Company:(4)
Ordinary shares	779,267	1.86	—	—	—	—
T. Rowe Price:(5)
Ordinary shares	4,642,398	11.06	4,077.294	9.66	3,692,344	7.04
Wasatch Advisors Inc.:(6)
Ordinary shares	4,254,518	10.13	4,557,200	10.79	5,229,322	9.92
Novel Century Ventures Limited:(7)
Ordinary shares	2,943,693	7.01	—	—	—	—
Wells Fargo & Company:(8)
Ordinary shares	2,302,383	5.48	—	—	—	—
Ruane, Cunniff & Goldfarb Inc:(9)
Ordinary shares	—	—	2,813,802	6.66	2,410,750	4.57
Janus Capital Management LLC:(10)
Ordinary shares	—	—	2,812,362	6.66%	2,164,259	4.11
Capital World Investors:(11)
Ordinary shares	—	—	—	—	4,713,758	8.94
Ctrip(12)
Ordinary shares	—	—	8,391,608	16.58	9,857,028	18.70
Naspers(13)
Ordinary shares	—	—	—	—	413,035	0.78
Class B Shares	—	—	—	—	38,971,539	100.0

Notes:

(1)	Based on 52,706,194 ordinary shares outstanding and 38,971,539 Class B Shares outstanding as of March 31, 2017. Except as otherwise required by law, the Terms of Issue or our Constitution, our ordinary shares and Class B Shares vote together as a single class on all matters on which our shareholders are entitled to vote. See also “Item 10. Additional Information — B. Memorandum and Articles of Association — Class B Shares — Reserved Matters.”
(2)	Andrew Y. Yan is the sole shareholder of SAIF II GP Capital Ltd. the sole general partner of SAIF Partners II L.P. which is the sole general partner of SAIF II GP L.P., which is in turn the sole general partner of SB Asia Investment Fund II L.P., or SAIF, our shareholder. Information based on Amendment No. 2 to a report on Schedule 13G filed with the SEC on February 10, 2017.
(3)	The shareholders are Tiger Global Investments L.P., Tiger Global Performance, LLC, Tiger Global Management, LLC, Charles P. Coleman III, Lee Fixel and Scott Shleifer. The Tiger Global entities are controlled by Charles Coleman, Lee Fixel and Scott Shleifer. Information based on Amendment No. 7 to a report on Schedule 13G filed with the SEC on February 16, 2016.
(4)	Information based on Amendment No. 1 to a report on Schedule 13G filed with the SEC on February 12, 2015.

(5)	The shareholders are T. Rowe Price New Horizons Fund, Inc. and T. Rowe Price Associates, Inc. Information based on Amendment No. 8 to a report on Schedule 13G filed with the SEC on February 7, 2017.
(6)	Information based on Amendment No. 5 to a report on Schedule 13G filed with the SEC by Wasatch Advisors, Inc. on February 14, 2017.
(7)	Information based on a report obtained by the Company from third party sources.
(8)	Information based on a report on Schedule 13G filed with the SEC by Wells Fargo & Company on January 26, 2015.
(9)	Information based on Amendment No. 1 to a report on Schedule 13G filed with the SEC by Ruane, Cunniff & Goldfarb Inc. on February 14, 2017.
(10)	Information based on Amendment No. 1 to a report on Schedule 13G filed with the SEC by Janus Capital Management LLC on February 13, 2017.
(11)	Information based on Amendment No. 1 to a report on Schedule 13G filed with the SEC by Capital World Investors on February 13, 2017.
(12)	Information based on Amendment No. 1 to a report on Schedule 13D filed with the SEC by Ctrip on October 26, 2016. As of May 5, 2017, Ctrip beneficially owned 10,773,694, or 10.68%, of all of our outstanding shares, based on Amendment No. 2 to a report on Schedule 13D filed with the SEC by Ctrip on May 10, 2017.
(13)	Information based on a report on Schedule 13D filed with the SEC by Naspers on February 7, 2017. MIH Internet is a 91.29% subsidiary of MIH B2C. MIH B2C is a wholly-owned subsidiary of Myriad, which is a wholly-owned subsidiary of MIH Ming He, which is a wholly-owned subsidiary of MIH South Africa, which is a wholly-owned subsidiary of Naspers. Naspers is a widely held company listed on the Johannesburg Stock Exchange. Following the closing of a placement of Class B Shares to Naspers on May 5, 2017, Naspers beneficially owned 0.71% of our ordinary shares, 100.0% of our Class B Shares and 42.69% of all of our outstanding shares.

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

As of March 31, 2017, there were approximately 11 holders of our ordinary shares, including us, of which one has a registered address in the United States. Since certain of these ordinary shares were held by brokers or other nominees, the number of record holders in the US may not be representative of the number of beneficial holders or where the beneficial holders are resident.

Each of our equity shares is entitled to one vote on all matters that require a vote of shareholders. Except as otherwise required by law, the Terms of Issue or our Constitution, our ordinary shares and Class B Shares vote together as a single class on all matters on which our shareholders are entitled to vote. None of our shareholders has any contractual or other special voting rights.

On May 5, 2017, we completed a private placement on the Nasdaq Global Market. We sold a total of 9,166,667 shares (comprising 5,500,000 ordinary shares and 3,666,667 Class B Shares). The price per ordinary share and per Class B share was $36.00.

B. Related Party Transactions

Our audit committee charter requires our audit committee to review all related party transactions on an ongoing basis and for all such transactions to be approved by our audit committee. Pursuant to the Terms of Issue, which became effective upon the completion of our acquisition of the ibibo Group, we cannot directly or indirectly, enter into, modify, amend or conduct, or agree to enter into, modify, amend or conduct, any Related Party Transaction (as defined in the Terms of Issue) involving an aggregate value or consideration exceeding $120,000, other than in the ordinary course of business consistent with past practice, unless such transaction or series of related transactions has been approved by, or is consistent with or pursuant to the terms of a policy, transaction or agreement (or form of agreement) approved by, the affirmative vote or written consent of a majority of the independent directors, in addition to any other approvals that may be required pursuant to applicable law, the NASDAQ Stock Market Rules (or the rules of any other applicable securities exchange or stock exchange) or the Constitution.

The following is a summary of our related party transactions since April 1, 2014.

Shareholders Agreements

See “Item 10. Additional Information — B. Memorandum and Articles of Association — Ctrip Investor Rights Agreement” and “— Registration Rights”.

Transactions with Chandra Capital

In fiscal year 2015, we earned revenue of $14,141 from Chandra Capital, an investment company owned by Mr. Ravi Adusumalli, primarily from the sales of air tickets to it. We did not earn any revenue from Chandra Capital in fiscal years 2016 and 2017. Mr. Adusumalli was appointed as a director to our board of directors on July 20, 2005 as a nominee of SAIF, one of our principal shareholders that owned 24.80% of our shares as of March 31, 2014, and he resigned from our board of directors with effect from May 20, 2014. These transactions were carried out in the ordinary course of our business and on an arm’s length basis.

Trade and Other Receivables Outstanding

As of March 31, 2015, 2016 and 2017, we had trade and other receivables outstanding of $122,236, nil and nil, respectively, from related parties.

Transactions with equity-accounted investees

My Guest House Accommodations Private Limited, or MGH

MGH has granted us perpetual, transferable and irrevocable access to its technology platform license. We have classified this license of $0.9 million as capital work in progress under intangible assets with corresponding income in the statement of profit or loss and comprehensive income (loss) under “Other Income.” The license is valued using the replacement cost method.

Simplotel

In December 2016, we made an additional investment of $0.6 million in Simplotel.

Saaranya Hospitality Technologies Private Limited, or Saaranya

In March 2017, we subscribed for $0.5 million of new shares issued by Saaranya, which increased our equity interest in Saaranya to 38.6%.

Transactions with entity having significant influence over our company

In connection with our acquisition of the ibibo Group, we received an entitlement to future proceeds from the sale of stake in TEK Travels Private Limited, an Indian entity engaged in the B2B online travel industry, from MIH Internet. As of March 31, 2017, other non-current assets were $15.1 million, which represents the fair value of such entitlement.

In connection with our acquisition of the ibibo Group, MIH Internet contributed $82.8 million in cash to our holding company upon closing of the acquisition (representing 40% of our estimated consolidated net working capital upon the completion of the acquisition after giving effect to the cash contribution from MIH Internet). During May 2017, such amount was subsequently finalized and adjusted to $83.3 million. Following the finalization of such amount, MIH Internet paid the additional $0.4 million to our holding company in May 2017. As of March 31, 2017, we accounted for the difference of $0.4 million as a receivable and was included under our other assets.

Service agreement between ibibo India and PayU

Pursuant to a service agreement between ibibo India and PayU Payments Private Limited (“PayU”), an affiliate of MIH Internet, ibibo India paid $1.4 million to PayU for the two month period ended March 31, 2017 for the provision of online payment processing and other payment services which enables customers to make online payments for the purchase of air tickets, accommodation and other products from the ibibo Group’s websites and mobile platforms.

Letters of Support from Naspers

Certain banks have issued guarantees (the “ibibo Bank Guarantees”) in favor of certain counterparties of ibibo India (for example, IATA and hotel suppliers) in respect of amounts due and payable by ibibo India. As at March 31, 2017, an aggregate of $6.3 million was outstanding under the ibibo Bank Guarantees. Naspers issued letters of support to these banks to guarantee the obligations of ibibo India under the ibibo Bank Guarantees prior to our acquisition of the ibibo Group. These letters of support remained in effect following the completion of our acquisition of the ibibo Group on January 31, 2017. Our holding company intends to replace the ibibo Bank Guarantees or provide letters of support for the ibibo Bank Guarantees on terms substantially similar those of the existing letters of support in accordance with the terms of the Transaction Agreement, as amended. We have agreed to indemnify Naspers and its affiliates from and against all liabilities, claims, losses, damages, costs or expenses arising out of or in connection with the existing letters of support.

Placement of Class B Shares to MIH Internet

On May 5, 2017, MIH Internet purchased 3,666,667 Class B Shares from us at a price of $36.00 per Class B share, for an aggregate consideration of $132.0 million.

Placement of ordinary shares to Ctrip

On May 5, 2017, Ctrip purchased 916,666 ordinary shares from us at a price of $36.00 per ordinary share, for an aggregate consideration of $33.0 million.

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

Tax Proceedings

Certain tax matters involving our key subsidiaries, MMT India and ibibo India, are disclosed below.

Income Tax

Assessment Year 2005-06

In November 2008, MMT India received a show cause notice from the Indian income tax authorities for the assessment year 2005-2006 and a demand for an additional payment of approximately Rs.8.1 million (approximately $0.1 million) (exclusive of any applicable penalties), advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase proposed by the transfer pricing officer to adjust our intra-group international transaction prices upwards to an arm’s length price, and (ii) the disallowance of technology-related development depreciation expenses incurred during the year. In January 2009, we filed our objections to both the show cause notice and the demand for the additional payment with the Commissioner of Income Tax (Appeals). In February 2009, the demand for the additional payment was dismissed by the Indian income tax authorities after adjustment against our carried forward losses. Our appeal against the show cause notice in connection with the intra-group international transactions transfer pricing matter was decided in our favor in February 2011. We also received partial relief from the disallowance of technology-related development depreciation expenses. In May 2011, we filed our objection to the partial disallowance of technology-related development depreciation expenses with the Income Tax Appellate Tribunal authorities. In April 2017, the Income Tax Appellate Tribunal passed a favorable order to allow depreciation on technology-related development expenses.

Assessment Year 2006-07

In December 2009, MMT India received a draft assessment order from the Indian income tax authorities for the assessment year 2006-2007, alleging certain irregularities in the method of computation of income and, advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase proposed by the transfer pricing officer to adjust our intra-group international transaction prices upwards to an arm’s length price, and (ii) an increase on account of the proposed disallowance of technology-related development depreciation expenses incurred during the year. In January 2010, we filed our objections with the Dispute Resolution Panel. In September 2010, the increases in our declared income assessed by the Indian income tax authorities were upheld by the Dispute Resolution Panel. In October 2010, we received a final assessment order from the Indian income tax authorities confirming the additions made and initiating penalty proceedings against us under the Income Tax Act, 1961. However, we did not receive a demand for any additional tax payments because our carried forward losses exceeded our assessed income. In December 2010, we filed our objections to the assessment order with the Income Tax Appellate Tribunal authorities. A hearing has been scheduled for September 14, 2017. We do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Assessment Year 2007-08

In January 2011, MMT India received an assessment order from the Indian income tax authorities for the assessment year 2007-2008, alleging certain irregularities in the method of computation of income and, advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase proposed by the transfer pricing officer to adjust our intra-group international transaction prices upwards to an arm’s length price, and (ii) an increase on account of the disallowance of technology-related development depreciation expenses incurred during the year. However, we did not receive a demand for any additional tax payments because our carried forward losses exceeded our declared taxable income. In March 2011, we filed an appeal with the Commissioner of Income Tax (Appeals). Our appeal against the assessment order in connection with the intra-group international transactions transfer pricing matter was decided in our favor in February 2013. We also received partial relief from the Commissioner of Income Tax (Appeals) on the disallowance of technology-related development depreciation expenses. While we believe that the Income Tax Department has appealed the order of the Commissioner of Income Tax (Appeals) to the Income Tax Appellate Tribunal and we understand that a hearing is currently scheduled for September 14, 2017, we have not yet received any official notice of appeal. We do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Assessment Year 2008-09

In February 2012, MMT India received an assessment order from the Indian income tax authorities for the assessment year 2008-2009, and a demand for additional tax payments of approximately Rs.43 million (approximately $0.7 million), advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase proposed by the transfer pricing officer to adjust our intra-group international transaction prices upwards to an arm’s length price, (ii) an increase on account of the proposed disallowance of technology-related development depreciation expenses incurred during the year, and (iii) an increase due to the nonpayment of sufficient withholding tax in connection with our use of banking payment gateway facilities. The demand for additional tax payments of approximately Rs.43 million (approximately $0.7 million), was dismissed by the Indian income tax authorities in March 2012 following the adjustment of carried forward losses. In March 2012, we filed our objections with the Commissioner of Income Tax (Appeals). Our appeal against the assessment order in connection with the intra-group international transactions transfer pricing matter was decided in our favor in June 2013. We also received partial relief from the disallowance of technology-related development depreciation expenses and no-payment of sufficient withholding tax in connection with payment gateway charges. Against this partial relief, we and the Income Tax Department each filed appeals in August 2013 with the Income Appellate Tax Tribunal and a hearing is currently scheduled for September 14, 2017. We do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Assessment Year 2009-10

In May 2013, MMT India received an assessment order from the Indian income tax authorities for the assessment year 2009-2010, and a demand for additional tax payments of approximately Rs.276 million (approximately $4.3 million), advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase proposed by the transfer pricing offer to adjust our intra-group international transaction prices upwards to an arm’s length price, (ii) increases due to the nonpayment of sufficient withholding tax in connection with our use of banking payment gateway facilities and the cost of air tickets incurred to MMT USA, and (iii) increases for disallowance of excess depreciation expense on computer peripherals and software licenses, and for the disallowance of technology-related development depreciation expenses incurred during the year, and on account of amounts received from business associates, which were treated as deferred revenue. On May 30, 2013, we filed our objections with the Commissioner of Income Tax (Appeals). In November 2013, we also received an order imposing an additional penalty for allegedly attempting to conceal the above matters and a notice of demand amounting to approximately Rs.330 million (approximately $5.1 million), but this demand was temporarily set aside by the Indian tax authorities in January 2014 after adjustment of refunds for the assessment year 2012-2013. In December 2013, we filed our objections to the penalty with the Commissioner of Income Tax (Appeals). Our appeal against the assessment order in connection with the intra-group international transactions transfer pricing matter, nonpayment of sufficient withholding tax on cost of air tickets incurred to MMT USA, disallowance of technology-related development depreciation expenses and on amounts received from business associates which were treated as deferred revenue, was decided in our favor in June 2014. We also received partial relief from the increases for disallowance of excess depreciation expense on computer peripherals and software licenses and nonpayment of sufficient withholding tax in connection with payment gateway charges. We filed appeal in August 2014 with the Income Appellate Tax Tribunal and a hearing is yet to be scheduled. In September 2014, our appeal against the order imposing additional penalty was partially decided in our favor. We filed appeal in December 2014 with the Income Appellate Tax Tribunal and a hearing is yet to be scheduled. We do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Assessment Year 2010-11

In March 2014, MMT India received an assessment order from the Indian income tax authorities for the assessment year 2010-11, and a demand for additional tax payments of approximately Rs.736 million (approximately $11.4 million), advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase on account of the disallowance of technology-related development depreciation expenses incurred during the year (ii) an increase due to the nonpayment of sufficient withholding tax in connection with our use of banking payment gateway facilities (iii) an increase for disallowance of excess depreciation expense on computer peripherals and software licenses (iv) an increase due to the nonpayment of sufficient withholding tax on reimbursement of expenses to MMT USA (v) an increase for advertising and publicity expenses being capital in nature, and (vi) an increase due to change in the method of accounting for recognizing loyalty cum signing bonus. In April 2014, we filed our objections with the Commissioner of Income Tax (Appeals) along with stay of demand. The matter has been heard in part and the final hearing is pending. We do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

In March 2013, ibibo India received an assessment order from the Indian Income tax authorities for the assessment year 2010-2011 advising upward revision as a result of an increase proposed by the transfer pricing officer to adjust our intra-group international transaction prices upwards to an arm’s length price. However, ibibo India did not receive a demand for any additional tax payments because its carry forward losses exceeded its assessed income. On May 13, 2013, ibibo India filed its objections to the assessment order with the Commissioner of Income Tax (Appeals). The appeal against the assessment order in connection with these disallowances was decided in favor of ibibo India on February 10, 2016. While we believe that the Income Tax Department has appealed the order of the Commissioner of Income Tax (Appeals) to the Income Tax Appellate Tribunal, we have not yet received any official notice of appeal. We do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Assessment Year 2011-12

In March 2015, MMT India received an assessment order from the Indian income tax authorities for the assessment year 2011-12, and a demand for additional tax payments of approximately Rs.953 million (approximately $14.7 million), advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase for disallowance of excess depreciation expense on computer peripherals and software licenses (ii) an increase due to the nonpayment of sufficient withholding tax on reimbursement of expenses to MMT USA, and (iii) an increase for advertising and publicity expenses being capital in nature. In April 2015, we filed our objections with the Commissioner of Income Tax (Appeals) along with stay of demand. In June 2015, we obtained an interim stay until December 31, 2015. We obtained a final order in March 2016 and demand was temporarily set aside after adjustment of refunds for assessment years 2009-10 and 2010-11. Our appeal against the assessment order in connection with nonpayment of sufficient withholding tax on cost of air tickets incurred to MMT USA and disallowance of technology-related development depreciation expenses has been decided in our favor. We have also received partial relief from addition of advertisement and publicity expenses. In February 2017, we filed an appeal with the Income Appellate Tax Tribunal. However, the next hearing has not yet been scheduled. We do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Assessment Year 2012-13

In March 2016, MMT India received an assessment order from Indian tax authorities for assessment year 2012-13, and a demand for additional tax payments of approximately Rs. 905 million (approximately $14.0 million), advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase due to insufficient payments on withholding taxes on reimbursement of expenses to MMT USA, (ii) an increase for advertising and publicity expenses being capital in nature and (iii) an increase for expenses on account of ESOPs exercised during the year being capital in nature. In April 2016, we filed our objections with the Commissioner of Income Tax (Appeals) and requested for a stay of demand. While a stay of demand has been granted to MMT India, the next hearing has not been scheduled. We do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

In March 2015, ibibo India received an assessment order from the Indian income tax authorities for the assessment year 2012-2013 advising upward revision as a result of an increase on account of the proposed disallowance of expenses relating to software/license fees during the year. However, ibibo India did not receive a demand for any additional tax payments because its carry forward losses exceeded its assessed income. On April 27, 2015, ibibo India filed its objections to the assessment order with the Commissioner of Income Tax (Appeals). ibibo India’s appeal against the assessment order in connection with these disallowances was decided in its favor on October 3, 2016.

Assessment Year 2013-14

In December 2016, MMT India received an assessment order from the Indian tax authorities for assessment year 2013-14, and a demand for additional tax payments of approximately Rs. 912 million (approximately $14.1 million), advising MMT India of an upward revision of its declared income in India for that assessment year as a result of (i) an increase due to insufficient payments on withholding taxes on reimbursement of expenses to MMT USA, (ii) an increase for advertising and publicity expenses being capital in nature and (iii) an increase for expenses on account of employee share options exercised during the year being capital in nature. In January 2017, MMT India filed its objections with the Commissioner of Income Tax (Appeals) and request for a stay of demand. While a stay of demand has been granted to MMT India, the next hearing has not been scheduled. We do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

In December 2016, ibibo India received an assessment order from the Indian income tax authorities for the assessment year 2013-2014 advising upward revision as a result of an increase on account of the proposed disallowance of expenses relating to software/license fees during the year. However, ibibo India did not receive a demand for any additional tax payments because its carry forward losses exceeded its assessed income. On January 18, 2017, ibibo India filed its objections to the assessment order with the Commissioner of Income Tax (Appeals). We do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Assessment Year 2014-15

In December 2016, ibibo India received an assessment order from the Indian income tax authorities for the assessment year 2014-2015 advising upward revision as a result of an increase on account of the proposed disallowance of expenses relating to employee share options during the year. However, ibibo India did not receive a demand for any additional tax payments because carry forward losses exceeded its assessed income. On February 7, 2017, ibibo India filed its objections to the assessment order with the Commissioner of Income Tax (Appeals). We do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Service Tax

Show Cause and Demand Notice — Fiscal Years 2006 to 2012

In the year ended March 31, 2009, the Mumbai Zonal Unit of Directorate General of Excise Intelligence & Customs, an excise and customs tax regulatory authority in India, initiated a general industry wide inquiry on compliance with service tax rules and regulations by various travel agencies in India. In October 2011, pursuant to an audit conducted by the service tax authorities, MMT India received a notice from the tax authorities for fiscal years 2006 to 2010, demanding payment of service tax in respect of certain matters, some of which relate to the travel industry in India and involve a complex interpretation of Indian law. We have received similar notices for fiscal years 2011 and 2012, in October 2011 and October 2012, respectively. In March 2011, we filed replies with the Commissioner of Service Tax for fiscal years 2006 to 2010, and, similarly, filed objections in January 2012 for fiscal year 2011, and in February 2013, for fiscal year 2012, respectively. In August 2013, the Commissioner of Service Tax rejected our objections and confirmed the demand on all the above matters with negligible relief. In November 2013, we filed an appeal with the Customs, Excise and Service Tax Appellate Tribunal. The aggregate value of the claims is approximately Rs. 1,700 million (approximately $26.3 million) and additional interest and penalties if finally determined to be payable. We have deposited approximately Rs. 22 million (approximately $0.3 million) toward service tax with the relevant authorities. We do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The matter is currently pending.

Show Cause and Demand Notice — Fiscal Years 2008 to 2011

In September 2012, MMT India received a notice from the service tax authorities for fiscal years 2008 to 2011, demanding payment of service tax in respect of certain matters, some of which relate to the travel industry in India and involve a complex interpretation of Indian law. In February 2013, we filed a reply with the Commissioner of Service Tax. In March 2014 we received an order wherein the demand raised by the service tax authorities was confirmed by the Commissioner of Central Excise. The aggregate value of these claims is approximately Rs.15.3 million (approximately $0.2 million). We filed an appeal against the same with the Customs, Excise and Service Tax Appellate Tribunal in June 2014. We are not required to deposit any service tax with the relevant authorities in response to this demand. We do not recognize this claim as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The matter is currently pending.

Show Cause and Demand Notice — Fiscal Year 2012

In November 2012, MMT India received a notice from the service tax authorities for fiscal year 2012, demanding payment of service tax in respect of certain matters, which relate to the travel industry in India but are not covered in the show cause notices mentioned in the above paragraphs relating to service tax, and involve a complex interpretation of Indian law. In February 2013, we filed a reply with the Commissioner of Service Tax. In March 2014 we received an order wherein the demand raised by the service tax authorities was confirmed by the Commissioner of Central Excise. The aggregate value of the claims is approximately Rs.16.1 million (approximately $0.2 million). We filed an appeal against the same with the Customs, Excise and Service Tax Appellate Tribunal in June 2014. We are not required to deposit any service tax with the relevant authorities in response to this demand. We do not recognize this claim as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The matter is currently pending.

Show Cause and Demand Notice — Fiscal Year 2013

In May 2014, MMT India received two notices from the service tax authorities for fiscal year 2013, demanding payment of service tax in respect of certain matters, which relates to the travel industry in India and involves a complex interpretation of Indian law. In July 2014 and January 2015, we filed replies with Commissioner of Service Tax. The aggregate value of the claims is approximately Rs. 1,075 million (approximately $16.6 million). In July 2014 and January 2015, we filed replies with the Commissioner of Service Tax. In June 2015, we received orders wherein the demand of approximately Rs. 135 million (approximately $2.1 million) was confirmed by the Commissioner of Central Excise. We filed an appeal against the same with the Customs, Excise and Service Tax Appellate Tribunal in September 2015 after making pre-deposit of approximately Rs. 10 million (approximately $0.2 million) with the relevant authorities. We do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Show Cause and Demand Notice — Fiscal Year 2014

In September 2015, MMT India received notices from the service tax authorities for fiscal year 2014 demanding payment of service tax in respect of certain matters, some of which relate to the travel industry in India and involve a complex interpretation of Indian law. In December 2015, we filed replies with the Commissioner of Service Tax. The aggregate value of the claims is approximately Rs. 1,136 million (approximately $17.6 million). We do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Show Cause and Demand Notice — Fiscal Year 2015

In April 2016, MMT India received a notice from the service tax authorities for fiscal year 2015 demanding payment of service tax in respect of certain matters, which relates to the travel industry in India and involves a complex interpretation of Indian law. The aggregate value of the claims is approximately Rs. 36 million (approximately $0.6 million). We do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Show Cause and Demand Notice — Fiscal Year 2014 to September 2015

In September 2016, MMT India received a notice from the service tax authorities for the period from April 2013 to September 2015 demanding payment of service tax in respect of certain matters, which relate to the travel industry in India and involve complex interpretation of Indian law. In November 2016, MMT India filed replies with the Commissioner of Service Tax. The aggregate value of the claims is approximately Rs. 236 million (approximately $3.7 million). We do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Show Cause and Demand Notice — November 2013 to March 2016

In October 2016, ibibo India received a notice from the DGCEI for the period from November 2013 to March 2016 demanding payment of service tax in respect of certain matters, which relate to the travel industry in India and involve complex interpretation of Indian law. In February 2017, ibibo India filed preliminary replies with the DGCEI and expects to file final replies upon completion of cross statements. The aggregate value of the claims is approximately Rs. 2,446 million (approximately $37.9 million). We do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Show Cause and Demand Notice — Fiscal Year 2012 to March 2016

In October 2016, MMT India received a notice from the DGCEI for the period from May 2011 to March 2016 demanding payment of service tax in respect of certain matters, which relates to the travel industry in India and involve complex interpretation of Indian law. In February 2017, MMT India filed preliminary replies with the DGCEI and expects to file final replies upon completion of cross statements. The aggregate value of the claims is approximately Rs. 2,286 million (approximately $35.4 million). We do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Investigations by Directorate General of Central Excise Intelligence (DGCEI)

DGCEI has initiated an investigation into MMT India for the period from October 2010 to September 2015 in relation to service tax on certain matters. In addition, the DGCEI has initiated an investigation into ibibo India for the period from November 2013 to September 2015 in relation to service tax on certain matters. The matters are industry-wide issues and involve a complex interpretation of Indian law. MMT India and ibibo India have made pre-deposits of Rs. 674 million (approximately $10.4 million) and Rs. 65 million (approximately $ 1.0 million) respectively, under protest. The investigation is ongoing. We believe that we have a strong case in our favor and are taking all possible legal measures to secure appropriate orders of relief from the courts. We sought relief against the actions taken by the DGCEI and received orders in our favor from the Delhi High Court in relation to both the MMT India and ibibo India matters. The DGCEI has appealed the orders of the Delhi High Court to the Supreme Court of India. The Supreme Court issued an interim order on September 27, 2016 staying the order of the High Court. The matter is pending.

Other Proceedings

Dispute with Ezeego1

In August 2010, we were informed that one of our competitors may have filed a criminal complaint in India against us likely alleging the misuse of domain names similar to the name of such competitor’s website. The police authorities are investigating the matters in such complaint, which was filed by our competitor, Ezeego1, and we are cooperating with the authorities and have responded to questions in relation to such investigation.

In December 2014, MMT India and its officers received summons from the Court of Additional Chief Metropolitan Magistrate in Mumbai to answer to the above complaint. We filed a revision petition against the summoning order before the Sessions Court, Mumbai, which allowed the revision petition. The next day of listing of the revision petition November 30, 2017.

Dispute with Hotel Pine Spring

We filed criminal complaints under the provisions of the Negotiable Instruments Act, 1881, as amended, during fiscal year 2013 to recover monies related to the dishonoring of checks in the amount of Rs. 40.0 million (approximately $0.6 million) provided to us by Hotel Pine Spring, one of our hotels and packages vendors in

Srinagar, India. These checks were provided as security for deposits made by us under our agreements signed with the hotel in fiscal years 2011 and 2012 in order to assure available room inventory at pre-agreed rates. We deposited the checks when the agreements were not complied with by the hotel, including by not providing a bank guarantee. We have initiated criminal proceedings against the hotel and its owner for failing to honor the checks and also for breach of the terms of the agreement. Hotel Pine Spring has failed to appear before the Magistrate on various occasions and non-bailable warrants have been issued. The next hearing date in relation to the criminal complaints is on January 23, 2018 and the next hearing date in relation to the recovery of monies arising out of the dishonoring of checks is on February 2, 2018.

Dispute with GoCash

ibibo India received an ex parte injunction order from passed by the Vacation Bench of the District Court at Ernakulum in favour of UAE Exchange Centre LLC & Anr. (hereinafter “Petitioner”) restraining ibibo India from using the term “GoCash” on the basis that the same was infringing and/or passing off the trademark “gocash” of the Petitioner. Subsequently, ibibo India filed its counter affidavit before the District Court at Ernakulum along with an application to vacate such ex-parte injunction. During the hearing on May 24, 2017, the Petitioner gave an undertaking to the court, not to file contempt proceedings for non-compliance of the injunction order till the final determination of the suit by the courts. The next hearing date in this matter is July 22, 2017.

Dispute with Blair James Speers and Graham Paul Johnson

MakeMyTrip is a respondent in a Singapore International Arbitration Centre (SIAC) arbitration proceeding commenced by former shareholders of the Hotel Travel Group, which we acquired in November 2012. The notice of arbitration as filed with SIAC was received by MakeMyTrip on July 12, 2016. The dispute has arisen in connection with certain earn out provisions in a share purchase agreement dated September 26, 2012 between the Hotel Travel Group, its former shareholders and our holding company, under which these former shareholders agreed to sell and transfer to our holding company the share capital of the Hotel Travel Group. The share purchase agreement is governed by Mauritius law. We brought counterclaims in these proceedings against these former shareholders in connection with breaches of the share purchase agreement. The sum in dispute is approximately $35 million. As of the date of this annual report, the arbitration is pending.

B. Significant Changes

There has been no significant subsequent event following the close of the last financial year up to the date of this Annual Report that is known to us and requires disclosure in this Annual Report for which disclosure was not made in this Annual Report.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

Our outstanding ordinary shares are currently listed and traded on the Nasdaq Global Market under the symbol “MMYT.”

The following table shows the reported high and low trading prices quoted in US dollars for our ordinary shares on the NASDAQ Global Market.

	Nasdaq Global Market Price Per Ordinary Share
Period	High	Low
Fiscal Year
2013	$23.63	$10.77
2014	$29.73	$12.50
2015	$36.12	$19.06
2016	$24.04	$11.97
2017	$37.35	$13.69
Fiscal Quarter
2016
1st Quarter	$24.04	$17.81
2nd Quarter	$20.81	$11.97
3rd Quarter	$19.05	$13.55
4th Quarter	$22.99	$14.88
2017
1st Quarter	$20.20	$13.69
2nd Quarter	$23.80	$14.41
3rd Quarter	$31.90	$19.75
4th Quarter	$37.35	$22.40
Month
2016
December	$25.40	$22.05
2017
January	$34.20	$22.40
February	$36.65	$31.60
March	$37.35	$30.60
April	$39.15	$33.80
May	$40.90	$30.45
June(1)	$34.10	$28.65

Note:

(1)	Until June 30, 2017.

B. Plan of Distribution

Not Applicable.

C. Markets

Our ordinary shares are listed on the Nasdaq Global Market under the symbol “MMYT.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Our company (Company No. 24478/5832) is a public company incorporated under the laws of Mauritius with limited liability and we hold a Category 1 Global Business Licence issued by the Financial Services Commission in Mauritius. Our affairs are governed by our Constitution, the Terms of Issue, the Mauritius Companies Act, the Securities Act 2005 of Mauritius, or the Mauritius Securities Act, and other applicable laws of Mauritius and any rules or regulations made thereunder. The Terms of Issue are deemed to form part of our Constitution.

Our Constitution states that the objects of our company are to carry out any business or activity permitted under our company’s Category 1 Global Business Licence, and to the extent permitted by law, our company may effect any business transaction and take any steps which it considers expedient to further the objects of our company.

We currently have two classes of shares outstanding, being ordinary shares and Class B Shares. Generally, Class B Shares have the same rights and preferences as the ordinary shares except as specifically set forth in the Terms of Issue. As of March 31, 2017, our stated capital was $1,695,327,193.42 comprising 52,706,194 ordinary shares and 38,971,539 Class B Shares with a par value of $0.0005 each.

The following are summaries of certain provisions of our Constitution, the Terms of Issue, the Transaction Agreement and the Mauritius Companies Act insofar as they relate to the material terms of our ordinary shares and Class B Shares. The term “shareholders” as used in these summaries in relation to our company refers to persons whose names are entered into the share register of our company as the current holder of one or more shares of our company. These summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of our Constitution, the Terms of Issue, the Transaction Agreement and the Mauritius Companies Act.

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

Voting Rights

Subject to any rights or restrictions as to voting for the time being attached to any class of shares and our Constitution, each holder of our ordinary shares who is present in person or by proxy at a meeting of shareholders shall have one vote on a show of hands and on a poll, each holder of our ordinary shares who is present in person or by proxy shall have one vote for every ordinary share which he holds or represents. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by: (1) the chairman of such meeting, (2) not less than five shareholders having the right to vote at the meeting, (3) a shareholder or shareholders representing not less than 10.0% of the total voting rights of all shareholders having the right to vote at the meeting, or (4) by a shareholder or shareholders holding shares that confer a right to vote at the meeting and on which the aggregate amount paid up is not less than 10.0% of the total amount paid up on all shares that confer that right.

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

If our board of directors refuses to register a transfer of any ordinary shares, they shall within 28 days after the date on which the transfer was lodged with our company send to the transferor and the transferee notice of the refusal as required by the Mauritius Companies Act and the reasons for the refusal will be given in the notice.

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

Class B Shares

The rights and preferences of the Class B Shares issued to MIH Internet are set forth in the Terms of Issue. Capitalized terms used in this section shall have the meanings given to them in the Terms of Issue.

General

All of our Class B Shares are fully paid. Certificates representing our Class B Shares are issued in physical form. Class B Members who are non-residents of Mauritius may freely hold and vote their Class B Shares, subject to certain transfer restrictions set forth in the Terms of Issue.

Dividends

Class B Shares have the same general rights to dividends and other distributions as our ordinary shares and no dividends or distributions may be declared on other classes of our shares without also being paid in the same manner to Class B Shares.

All dividends and distributions on Class B Shares that are payable in our voting securities will be payable in the form of Class B Shares and no dividends or distributions on our other securities shall be paid in the form of Class B Shares. Class B Shares may not be split, divided, consolidated or combined unless the other outstanding classes of our voting securities are proportionately split, divided, consolidated or combined.

In the event of a transaction as a result of which our ordinary shares are converted into or exchanged for cash or other securities or assets, then from and after such transaction, each holder of Class B Shares will be entitled to receive, upon the conversion of its Class B Shares, such cash or other securities or assets as such Class B Member would have received if the conversion of such Class B Shares had occurred immediately prior to such transaction.

Voting Rights

Except as otherwise required by law, the Terms of Issue or our Constitution, our ordinary shares and Class B Shares shall vote together as a single class on all matters on which our shareholders are entitled to vote.

At any shareholders’ meeting, on a vote via a show of hands, each holder of Class B Shares present, in person or by proxy, shall have one vote. Furthermore, holders of Class B Shares holding, in the aggregate, more than 10% of the total voting power on the business day prior to a shareholders’ meeting, may on demand require that voting take place by way of poll. At any shareholders’ meeting, on a vote by way of a poll, each holder of Class B Shares who is present in person or by proxy shall have one vote per Class B Share.

Liquidation

In the event of a voluntary or involuntary liquidation, dissolution or winding up of our company, Class B Shares will be treated equally on a per share basis to all our other voting securities with respect to the distribution of our assets.

Variations of Rights of Shares

The Class B Members may, by ordinary resolution, at any time and from time to time suspend (i) the voting rights of each Class B Share; and/or (ii) the distribution rights of each Class B Share, in each case for a period no longer than six months, provided that, unless such suspension is renewed by the Class B Members (by ordinary resolution), the original voting and distribution rights of the Class B Shares set out in the Terms of Issue shall be restored automatically upon the expiry of the specified period.

The Terms of Issue shall not be varied, modified or abrogated without the prior approval of the Class B Members, by ordinary resolution. For so long as the Permitted Holders beneficially own 10% or more of our issued and outstanding voting securities, our holding company may not amend its Constitution in any manner, enter into or amend any agreement, or take any similar actions that would adversely affect the Class B Members’ rights under the Terms of Issue or our ability to comply with our obligations under the Terms of Issue.

Conversion Rights

Following a conversion of Class B Shares into ordinary shares, the resulting ordinary shares will be duly authorized, validly issued, fully paid and non-assessable and free of any pre-emptive rights. Furthermore, in the event of the issuance of our securities as a dividend or in the case of a sub-division, split-up, combination or a change of our securities into a different number or class of securities, or any consolidation, merger or sale of our property substantially as an entirety or other similar transaction that could dilute our outstanding securities, the conversion rate for Class B Shares shall be appropriately adjusted so that the rights of the Class B Members shall not be diluted.

Each holder of Class B Shares may convert any or all of its Class B Shares into an equal number of our ordinary shares at any time.

A Class B Share shall automatically convert into one ordinary share upon the transfer of such Class B share to any person, except in the event of a transfer to (i) a Permitted Holder, (ii) a transferee in a Forty Percent Transfer, (iii) or a permitted pledgee of the Class B Share; provided that the conversion of any Class B Shares which are transferred in the circumstances described below in the section titled “Additional Shareholder Agreements” shall be subject to the entry into the relevant shareholders agreement described below. Class B Shares may be pledged as collateral security for any indebtedness for borrowed money due to the person to whom the pledge is made or its nominee; provided that such Class B Shares shall not be voted on or registered in the name of the pledgee and shall automatically convert into ordinary shares upon the pledgee foreclosing on such shares.

Board-Related Rights

Our board of directors consists of ten members, comprising four directors nominated by the Class B Members (including one Mauritius resident), two directors nominated by our company, one director nominated by Ctrip and three independent directors (including one Mauritius resident).

So long as the Permitted Holders beneficially own 10% or more of our issued and outstanding voting securities, the Class B Members will be entitled to (i) nominate from time to time a number of directors to our board of directors in proportion to their percentage beneficial ownership of our issued and outstanding voting securities (including if over 40%), rounded to the nearest whole number; provided that, for so long as the Class B Members, either alone or together with certain permitted transferees, are entitled to nominate at least four directors to our board of directors, at least one of the nominees shall be a Mauritius resident and (ii) request the removal of any Class B director at any time. In the event of any vacancy of a Class B director, the Class B Members shall have the exclusive right to designate a replacement to fill such vacancy, and except as required by law or our Constitution, neither our company nor our board of directors may remove any Class B director unless such removal is at the written direction of the Class B Members or for cause.

In the event the number of Class B directors at any given time is greater than the number of directors the holders of Class B Shares are entitled to nominate (in proportion to their percentage beneficial ownership as described above), the Class B Members shall cause the applicable number of Class B directors to tender their resignations from our board of directors promptly, including causing all Class B directors to tender resignations in the event the Permitted Holders no longer beneficially own at least 10% of our issued and outstanding voting securities.

At any time the Permitted Holders beneficially own 15% or more of our issued and outstanding voting securities, then the quorum for meetings of the board of directors shall require a majority of the board of directors, including no fewer than two Class B directors and two Mauritius resident directors. If a quorum is not met due to the absence of Class B directors, the meeting of the board of directors will be postponed one week, and quorum may be achieved at such postponed meeting without the presence of the Class B directors; provided, however, any action taken at such postponed meeting with respect to a Reserved Matter shall continue to be subject to the requirements with respect to the Reserved Matters described below.

At any time the Permitted Holders beneficially own 10% or more of our issued and outstanding voting securities:

•	one Class B director shall serve on each committee of our board of directors. In addition, for so long as Class B Members are entitled to nominate directors or Class B directors in fact serve on our board of directors, (i) the board of directors will not form an executive committee (or similar committee) unless the Class B directors are represented on such committee in proportion to the percentage beneficial ownership of our issued and outstanding voting securities held by Class B Members, rounded to the nearest whole number and (ii) all consideration of, and voting with respect to, any business combination, tender offer or exchange offer, sale or acquisition of material assets, liquidation or dissolution, in each case involving our holding company or any of our subsidiaries or our or their securities or a material amount of the assets or businesses of our holding company or any of our subsidiaries, and any material financing transactions and appointment and employment of executive officers, will take place only at the level with the full board of directors; and

•	if no Class B director serves on the audit committee, the Class B Members shall have the right to appoint a representative to attend audit committee meetings as an observer.

Pre-emptive Rights

If we propose to issue voting securities and all Permitted Holders beneficially own 10% or more of our issued and outstanding voting securities, the Class B Members shall have the right to subscribe for and purchase additional Class B Shares from us in such amount as will cause the percentage of voting power of the Permitted Holders after giving pro forma effect to such new issuance of voting securities and purchase of Class B Shares to be equal to the percentage of voting power of the Permitted Holders as calculated immediately prior to the consummation of such new issuance of voting securities and purchase of Class B Shares and otherwise preserve and maintain the relative voting and distribution rights of the Class B Members.

“Permitted Holders” refer to (i) Naspers or any of its affiliates, (ii) any person that directly or indirectly acquires all or a substantial portion of Naspers’ e-commerce business or any affiliate of such person, (iii) any person that directly or indirectly acquires all or a substantial portion of Naspers’ business-to-consumer business or any affiliate of such person or (iv) the transferee or its affiliates following a Forty Percent Transfer. A “Forty Percent Transfer” refers to a transfer or series of transfers of Class B Shares to a person other than a Permitted Holder by one or more Class B Members (or the transferee in a Forty Percent Transfer) involving (i) Class B Shares equal to or more than 40% of the total voting power of all our voting securities or (ii) all of the Class B Shares held by such transferring Class B Members or transferee, so long as such Class B Shares represent at least 30% of the total voting power of all our voting securities.

The price payable in connection with the exercise of such pre-emptive rights by the Class B Members shall be as follows:

•	in the case of voting securities issued pursuant to an employee benefit plan, the market price on the date of the issuance of such voting securities issued upon the exercise or settlement of any equity awards under such employee benefit plan ;

•	in the case of voting securities issued as consideration for the acquisition by us of any business, assets or other person, the implied price per share pursuant to the terms of such acquisition (taking into account any indebtedness assumed pursuant to such acquisition); and

•	in the case of any other issuance of voting securities, the same price offered to all other investors participating in such issuance.

Transfer Restrictions

Until January 31, 2019, Class B Members cannot transfer any of their Covered Shares to certain specified competitors. Furthermore, until January 31, 2018, Class B Members cannot transfer any of their Covered Shares to any person who, after giving effect to such transfer, would beneficially own 15% or more of our issued and outstanding voting securities. However, these restrictions shall not apply to the following types of transfers:

•	transfers to Permitted Holders;

•	transfers pursuant to any business combination approved in advance by our board of directors or a third party tender offer for our shares;

•	transfers pursuant to any registered public offering in accordance with the Securities Act, but only so long as the Class B member uses reasonable best efforts to ensure that such offering does not result in any person becoming the beneficial owner of 15% or more of our issued and outstanding voting securities;

•	transfers pursuant to any open market sales made in accordance with Rule 144 under the Securities Act, but only so long as the Class B member uses reasonable best efforts to ensure that such open market sales do not result in any person becoming the beneficial owner of 15% or more of our issued and outstanding voting securities;

•	transfers to our holding company or any of our subsidiaries, including pursuant to any open market share repurchase program or an issuer self-tender offer or any other transaction pursuant to which any capital stock of our holding company is acquired by our company or any plan or trust in respect of which voting is controlled by our company; or

•	transfers made pursuant to transactions approved in advance by our board of directors.

Reserved Matters

At any time that the Permitted Holders beneficially own 15% or more of our issued and outstanding voting securities, the following matters (“Reserved Matters”) shall require the approval of both a majority of our board of directors (including Class B directors) and a majority of the Class B directors:

•	entering into any transaction that would impose limitations on the legal rights of Class B Members, or deny Class B Members material benefits or otherwise adversely discriminate against Class B Member as a shareholder of MakeMyTrip;

•	amending, restating, waiving or otherwise modifying any provision of any investor rights agreement, investment agreement, shareholder agreement or other contract entered into with any of our shareholders in any manner that would be adverse to the rights of any Class B Member or more favorable to the rights of such other shareholders thereunder than to the rights of the Class B Members under the Terms of Issue;

•	entering into any contract or transaction, or series of related transactions, that purports to or in fact limits (i) the activities that may be conducted by any Class B Member or its affiliates or (ii) in any material respect, other than in the ordinary course of business (including pursuant to customary covenants entered into as part of ordinary course financing arrangements), the scope of business that we may conduct (whether through restraint of trade or non-competition covenants or similar provisions);

•	entering into any contract or transaction, or series of related transactions, providing for or resulting in (i) any person, other than Class B Members or their affiliates, becoming the beneficial owner of more than 35% of our issued and outstanding voting securities or otherwise acquiring (directly or indirectly) effective control of our company or (ii) the sale, lease, transfer, conveyance or other disposition of all or substantially all of the assets of our company and our subsidiaries to any person other than Class B Members and their affiliates;

•	approving, adopting or implementing any takeover defense measure (including any “poison pill,” stockholder rights plan or similar anti-takeover agreement or plan), other than any such measure, plan or agreement that would not apply to Class B Members and their affiliates;

•	selling, exchanging, transferring or otherwise disposing of any assets or subsidiary of MakeMyTrip, in one or a series of transactions, if (i) the annualized revenue generated by such assets or subsidiary, together with the annualized revenue of all assets or subsidiaries so disposed of within the twelve month period ending on the date of such disposal, exceeds 50% of our consolidated total revenue for the preceding fiscal year, (ii) such assets or subsidiary, together with all assets or subsidiaries so disposed of within the twelve month period ending on the date of such disposal, represents more than 50% of our consolidated total assets as of the end of the preceding fiscal year or (iii) such assets or subsidiary, together with all assets or subsidiaries so disposed of within the twelve month period ending on the date of such disposal, represents more than 50% of our total number of transactions for the preceding fiscal year;

•	issuing any securities where such issuance would require the prior approval of our ordinary shareholders pursuant to Rule 5635 of the NASDAQ Stock Market Rules as in effect on October 18, 2016, or if our ordinary shares are no longer listed on the NASDAQ, the rules of any other stock exchange or market on which the ordinary shares are then listed (in each case treating MakeMyTrip as if it were not a “foreign private issuer”);

•	causing us to enter into any line of business other than the online travel and travel services businesses;

•	incurring, assuming, issuing, guaranteeing or otherwise becoming liable for indebtedness which, when aggregated with the principal amount of all other indebtedness then outstanding, would require approval of our shareholders under applicable law, or which would exceed 20% of our consolidated total assets as of the end of the preceding fiscal year;

•	terminating the employment of our executive chairman and group chief executive officer, our co-founder and chief executive officer – India or our co-founder and president, or appointing any new or additional executive chairman and group chief executive officer, co-founder and chief executive officer – India or co-founder and president; and

•	increasing or decreasing the size of our board of directors if such increase or decrease would result in a decrease in the percentage of the Class B directors represented on our board of directors.

Additional Shareholder Agreements

In connection with any transfer of Class B Shares to a person other than a Permitted Holder of a number Class B Shares equal to or more than 30% (but less than 40%) of the total voting power of our voting securities, the transferring holder of Class B Shares shall have the option to require us to enter into a separate shareholders’ agreement with the relevant transferee, pursuant to which such transferee shall be provided with substantially the same rights (and be subject to the same restrictions on transfer set forth in the Terms of Issue) regarding pre-emptive rights, board-related rights (including rights with respect to Reserved Matters) and inspection rights as those provided to holders of Class B Shares in the Terms of Issue, as well as registration rights consistent with those provided to MIH Internet in the 2016 Registration Rights Agreement.

In connection with any transfer of Class B Shares to a person other than a Permitted Holder of a number Class B Shares equal to or more than 15% (but less than 30%) of the total voting power of our voting securities, the transferring holder of Class B Shares shall have the option to require us to enter into a separate shareholders’ agreement with the relevant transferee, pursuant to which such transferee shall be provided with substantially the same rights (and be subject to the same restrictions on transfer set forth in the Terms of Issue) regarding pre-emptive rights, board-related rights (but excluding rights with respect to Reserved Matters) and inspection rights as those provided to holders of Class B Shares in the Terms of Issue, as well as registration rights consistent with those provided to MIH Internet in the 2016 Registration Rights Agreement.

Inspection and Information Rights

For so long as the Permitted Holders beneficially own 10% or more of our issued and outstanding voting securities, Class B Members shall be entitled to have reasonable access to our personnel, properties, systems, contracts, records and representatives, subject to certain exceptions.

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

Save in certain circumstances, a dissenting shareholder of a Mauritius constituent company is entitled to payment of the fair and reasonable price for his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will normally preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

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

Neither Mauritius law nor our Constitution requires the majority of our directors to be independent.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Mauritius law provides that, save for the annual meeting of a company, shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held or by resolution in writing signed by shareholders holding not less than 75.0% of the votes entitled to be cast on that resolution, or such percentage above 75.0% as is required under the constitution.

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

Transactions with Interested Shareholders

The Delaware General Corporation Law contains business combination provisions applicable to Delaware corporations whereby, unless a corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. Subject to specified exceptions, an interested shareholder is a person or a group that owns 15.0% or more of the corporation’s outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15.0% or more of the corporation’s outstanding voting stock at any time within the previous three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

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

Ctrip Investor Rights Agreement

On January 7, 2016, we entered into a purchase agreement pursuant to which we issued and sold $180.0 million of 4.25% convertible notes due 2021, redeemable at par value, in two tranches to Ctrip. On October 28, 2016, we issued an aggregate of 9,857,028 ordinary shares (comprising 659,939 ordinary shares issued from treasury shares held by us and 9,197,089 new ordinary shares) to Ctrip upon conversion of all its convertible notes.

In connection with the issuance of convertible notes to Ctrip, we entered into the Ctrip Investor Rights Agreement, pursuant to which Ctrip is entitled to designate one director to our board of directors, which director is also entitled to be nominated or appointed to the compensation committee of our board of directors, subject to the approval of our board of directors (which approval shall not to be unreasonably withheld). Ctrip is entitled to this director nomination right so long as (i) the sum of the number of ordinary shares and the number of ordinary shares into which the then-outstanding convertible notes may be converted, in each case, beneficially owned by Ctrip (together with its subsidiaries) is at least 5,057,952 ordinary shares (subject to adjustment for any share split, share dividend, recapitalization, reclassification or similar transaction in respect of any such ordinary shares); and (ii) the director nomination right has not terminated as a result of any material breach by Ctrip of any provision of the Ctrip Investor Rights Agreement in accordance the terms thereof. On January 27, 2016, James Jianzhang Liang was appointed as a director of our company as a nominee of Ctrip.

On October 18, 2016, we entered into an amendment to the Ctrip Investor Rights Agreement pursuant to which the number of ordinary shares to be beneficially owned by Ctrip in order for it to exercise such board-nomination rights was increased to 9,857,028 ordinary shares (subject to any adjustments described in this section), effective from January 31, 2017. On October 28, 2016, we issued an aggregate of 9,857,028 ordinary shares (comprising 659,939 ordinary shares issued from treasury shares held by us and 9,197,089 new ordinary shares) to Ctrip upon conversion of all its convertible notes.

Subject to the terms and conditions of the Ctrip Investor Rights Agreement, Ctrip and its subsidiaries are prohibited from transferring, directly or indirectly, any ordinary shares to our competitors, a list of which was amended in connection with the amendment to the Ctrip Investor Rights Agreement and which may be updated upon mutual agreement from time to time.

Registration Rights

Fourth Amended and Restated Shareholders’ Agreement

Pursuant to a shareholders agreement dated as of July 16, 2010, by and among our company, Mr. Deep Kalra, Mr. Keyur Joshi and Mr. Sachin Bhatia, SAIF, Travogue, Helion Venture Partners, LLC, Sierra Ventures VIII-A, L.P., Sierra Ventures VIII-B, L.P., Sierra Ventures Associates VIII, LLC, Tiger Global Private Investment Partners IV, L.P., Tiger Global Private Investment Partners V, L.P., Mr. Lee Fixel, Mr. Feroz Dewan, and Mr. Scott Shleifer, we granted certain registration rights to certain holders of our Registrable Shares (as defined in the Fourth Amended and Restated Shareholders’ Agreement). Such registration rights were superseded by and replaced with the 2016 Registration Rights Agreement (as defined below).

On June 14, 2013, we filed a registration statement on Form F-3 to register all registrable shares of SAIF pursuant to the exercise of its demand registration right by SAIF under the abovementioned shareholders agreement. The registration statement was declared effective on July 17, 2013. No shares were sold by SAIF under such registration statement. All such shares have been included in the registration statement on Form F-3 that we filed on February 14, 2014, as amended on March 4, 2014. This registration statement was declared effective on March 10, 2014. Prior to the effective date of the 2016 Registration Rights Agreement and as of March 31, 2017, SAIF had sold all of its ordinary shares under this registration statement.

Ctrip Investor Rights Agreement

Pursuant to the Ctrip Investor Rights Agreement, we granted certain registration rights to Ctrip. Such registration rights were superseded by and replaced with the provisions in the 2016 Registration Rights Agreement as of January 31, 2017.

2016 Registration Rights Agreement

Pursuant to a registration rights agreement dated October 18, 2016 that we entered into with MIH Internet, Travogue, Mr. Deep Kalra, Mr. Keyur Joshi, Ctrip and SAIF, effective as of January 31, 2017 (“2016 Registration Rights Agreement”), we granted certain registration rights to such shareholders and their permitted transferees. The registration rights granted pursuant to the Fourth Amended and Restated Shareholders’ Agreement and the Ctrip Investor Rights Agreement were superseded by and replaced with the registration rights provisions in the 2016 Registration Rights Agreement. MIH Internet, Travogue, Mr. Kalra, Mr. Joshi, SAIF and Ctrip and their permitted transferees under the 2016 Registration Rights Agreement are referred to in this section individually as a “2016 Shareholder” and collectively as the “2016 Shareholders.”

Under the 2016 Registration Rights Agreement, at any time after April 16, 2017, one or more 2016 Shareholders are entitled to demand registration of their ordinary shares having a proposed aggregate offering price (net of underwriting commissions) of at least $5 million (unless such 2016 Shareholder is proposing to sell all of its remaining shares) (“Registrable Amount”). We will not be required to effect more than two demand registrations per Shareholder Group (as defined in the 2016 Registration Rights Agreement) in any twelve month period. Furthermore, we will not be obligated to (a) maintain the effectiveness of a registration statement filed pursuant to a demand registration for a period longer than 180 days (or three years in the case of a shelf registration statement) or (b) effect any demand registration (i) within 90 days of a “firm commitment” underwritten registration in which all 2016 Shareholders holding a Registrable Amount are given “piggyback” rights pursuant to the 2016 Registration Rights Agreement and at least 85% of the number of shares requested by each of the 2016 Shareholders to be included in such registration statement are included or (ii) within 90 days of any other demand registration.

We are entitled to postpone the filing of a registration statement or the facilitation of a registered offering for up to 90 days in the event and during such time that our board of directors determines in good faith and in its reasonable judgment that a registration of securities would reasonably be expected to materially adversely affect or materially interfere with any bona fide material financing of our company or any material transaction under consideration by our company or would require disclosure of information that has not been and is not required to be disclosed to the public, the premature disclosure of which would materially adversely affect our company. We refer to each period of postponement as a “ Blackout Period.” A Blackout Period may not occur more than twice in any period of twelve consecutive months and the total length of all Blackout Periods in any period of twelve consecutive months shall not exceed 120 days in the aggregate.

In the event that we are required to effect a demand registration, MIH Internet shall provide us with any financial information reasonably requested by us in connection with the preparation and delivery of any pro forma financial statements or historical consolidated financial statements required to be included in the applicable registration statement.

Whenever we propose to register any of our securities on a registration statement other than on Form F-4 or Form S-8 (or any successor forms thereof) or pursuant to a demand registration or shelf registration, we will give the 2016 Shareholders prompt written notice of the registration and allow the 2016 Shareholders to participate in such registration.

In connection with a demand registration and subject to the availability of a registration statement on Form F-3 (or any successor form) to us, any 2016 Shareholder requesting a demand registration or otherwise participating in such demand registration may by written notice require us to file as soon as practicable (but no later than 60 days after such notification) and use reasonable best efforts to be declared effective by the SEC (within 60 days after such filing date), a shelf registration statement on Form F-3.

We will use reasonable best efforts to keep shelf registration statements demanded by any 2016 Shareholder continuously effective until the earlier of (a) three years after the shelf registration statement has been declared effective and (b) the date on which all registrable securities covered by a shelf registration statement have been sold thereunder. We will not be required to file more than two shelf registration statements per 2016 Shareholder in any twelve month period. We will also be entitled to require 2016 Shareholders to suspend the use of prospectuses for sale under the shelf registration statement for any Blackout Period.

In connection with any underwritten offering of securities, each 2016 Shareholder participating in such offering agrees to enter into customary lock-up agreements, restricting transfers of their shares in our company.

All fees and expenses incident to our performance under the 2016 Registration Rights Agreement will be borne by us. Each 2016 Shareholder participating in a registration will pay its pro rata portion (based on the number of securities registered in the offering) of all underwriting discounts and commissions and transfer taxes, if any, relating to the sale of such 2016 Shareholder’s securities pursuant to any registration.

2017 Registration Rights Agreement

Pursuant to a registration rights agreement dated May 2, 2017 that we entered into with all investors (excluding Ctrip) who purchased ordinary shares in connection with our private placement (“2017 Registration Rights Agreement”) of 4,583,334 ordinary shares (the “Placement Shares”), we granted certain registration rights to such investors and their permitted transferees. Under the 2017 Registration Rights Agreement, we are required to file a registration statement covering all of the Placement Shares by July 19, 2017 and to have it declared effective by August 18, 2017 (provided that there is no review of the registration statement by the SEC). Such investors and their permitted transferees under the 2017 Registration Rights Agreement are referred to in this section individually as a “2017 Shareholder” and collectively as the “2017 Shareholders.”

We are required to keep the registration statement effective until the earliest of (a) two years following the date the registration statement is first declared effective, (b) the date all of the Placement Shares have been sold, or (c) the date that all of the Placement Shares may be sold without volume or manner-of-sale restrictions pursuant to Rule 144 of the Securities Act and without the requirement for us to be in compliance with the current public information requirement under Rule 144 of the Securities Act.

If (i) the initial registration statement is not filed prior to the filing deadline or if the registration statement is filed without affording the 2017 Shareholders the opportunity to review and comment on the statement, (ii) the registration statement is not declared effective by the effectiveness deadline or (iii) after the effective date of the registration statement, such statement ceases for any reason (other than due to the inaccuracy of information regarding the 2017 Shareholders) or 2017 Shareholders cannot use the prospectus under such registration statement for more than 30 consecutive days or 60 non-consecutive days in a twelve-month period, then on the date of such event and each monthly anniversary thereafter, we are obligated to pay each 2017 Shareholder partial liquidated damages of 1% of the consideration paid for the Placement Shares, up to a maximum of 6% of the consideration paid.

All fees and expenses incident to our performance under the 2017 Registration Rights Agreement are to be borne by us, including all reasonable fees and expenses of our counsel and independent registered public accountants; provided, however, we are not responsible for any broker or similar commissions or legal fees and other costs of any 2017 Shareholder.

C. Material Contracts

Described herein.

D. Exchange Controls

India

India regulates ownership of Indian companies by foreigners. Foreign investment in securities issued by Indian companies and exchange controls are generally regulated by the Foreign Exchange Management Act, 1999, as amended, and the regulations framed thereunder or the FEMA. Transfers of any security of an Indian company from foreigners to Indian residents and vice versa are required to be in accordance with FEMA or as permitted by the Reserve Bank of India. These regulations and restrictions may apply to acquisitions by us or our affiliates, including MMT India, ibibo India and affiliates which are not resident in India, of shares in Indian companies or the provision of funding by us or any other entity to Indian companies within our group. For example, under its consolidated foreign direct investment policy, or the FDI policy, the Government of India has set out additional requirements for foreign investments in India, including requirements with respect to downstream investments by Indian companies owned or controlled by foreign entities, and the transfer of ownership or control of Indian companies in sectors with caps on foreign investment from resident Indian persons or entities to foreigners, as well as such transaction between foreigners. Further, India’s Foreign Exchange Management Act, 1999, as amended, and the rules and regulations promulgated thereunder, restrict us from lending to or borrowing from our Indian subsidiaries. These requirements currently include restrictions on pricing, valuation of shares and sources of funding for such investments and may in certain cases require prior notice to or approval from the Government of India.

Further, the Government of India has recently made and may continue to make revisions to the FDI policy on e-commerce in India (including in relation to business model and permitted services). Such changes may require us to make changes to our business in order to comply with Indian law.

Our ability to pay dividends to our shareholders will depend on, among other things, the availability of dividends from MMT India and ibibo India. As of the date of this Annual Report, MMT India and ibibo India have not paid any cash dividends on its equity shares to us. Dividends other than in cash are not permitted under Indian law. The declaration and payment of any dividends in the future will be recommended by the boards of directors of MMT India and ibibo India and approved by the shareholder of each of MMT India and ibibo India at their discretion and would depend on a number of factors, including the financial condition, results of operations, capital requirements and surplus, contractual obligations, applicable Indian legal restrictions, the provisions of the articles of association, the terms of the credit facilities and other financing arrangements of MMT India or ibibo India at the time a dividend is considered and other factors considered relevant by the board of directors of MMT India or ibibo India. MMT India and ibibo India may also from time to time pay interim dividends. Each of MMT India and ibibo India are liable to pay dividend distribution tax in India at the rate of 15.0%, plus applicable cess and surcharge, on any dividends paid by MMT India or ibibo India.

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

Each of MMT India and ibibo India may, before the declaration of any dividend in any financial year, transfer such percentage of profits for that financial year as MMT India or ibibo India may consider appropriate to the reserves of MMT India and ibibo India, respectively.

Under Indian law, a company is permitted to declare or pay dividends for any fiscal year out of profits for that year or out of profits for any previous financial year (calculated to include any dividend distribution tax) after providing for depreciation in the manner prescribed. However, no company is permitted to declare dividends unless carried over previous losses and depreciation not provided for in the previous year or years are set off against profits of the company for the current year.

If profits for a particular year are insufficient to declare dividends (including interim dividends), the dividends for that year may be declared and paid out from accumulated profits transferred to reserves if the following conditions are fulfilled:

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

Exchange Rates

Our consolidated financial statements and other financial data included in this Annual Report are presented in US dollars. Our business and operations are primarily conducted in India through our Indian subsidiaries, MMT India and ibibo India. The functional currency of MMT India and ibibo India is Indian Rupees and its revenues and expenses are denominated in that currency. We report our consolidated financial results in US dollars. The conversion of Indian Rupees into US dollars in this Annual Report is based on the noon buying rate in The City of New York for cable transfers of Indian Rupees as certified for customs purposes by the Federal Reserve Bank of New York. For your convenience, unless otherwise noted, all translations from Indian Rupees to US dollars and from US dollars to Indian Rupees in this Annual Report were made at a rate of Rs. 64.62 per

$1.00, the noon buying rate in effect as of June 30, 2017. We make no representation that any Indian Rupee or US dollar amounts referred to in this Annual Report could have been or could be converted into US dollars or Indian Rupees, as the case may be, at any particular rate or at all. The effects of foreign currency translation adjustments are included as a component of other comprehensive income in our shareholders’ equity.

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

	Indian Rupees per US Dollar Noon Buying Rate
Period	Period End	Average(1)	Low	High
Fiscal Year
2013	54.52	54.35	50.64	57.13
2014	60.00	60.42	53.65	68.80
2015	62.31	61.11	58.30	63.67
2016	66.25	65.39	61.99	68.84
2017	64.85	67.01	64.85	68.86
Month
December 2016	67.92	67.81	67.38	68.29
January 2017	67.48	68.05	67.48	68.39
February 2017	66.67	66.97	66.67	67.40
March 2017	64.85	65.80	64.85	66.83
April 2017	64.27	64.54	64.08	65.10
May 2017	64.50	64.42	64.03	64.87
June 2017(2)	64.62	64.45	64.23	64.66

Notes:

(1)	Averages for a period other than one month are calculated by using the average of the noon buying rate at the end of each month during the period. Monthly averages are calculated by using the average of the daily noon buying rates during the relevant month.
(2)	Through June 30, 2017.

E. Taxation

Mauritius Tax Consequences

Our company holds a valid Category 1 Global Business Licence issued by the Financial Services Commission in Mauritius. Our company holds a specific Tax Residence Certificate for India, valid until May 4, 2018, and a general Tax Residence Certificate for all jurisdictions, valid until May 8, 2018, from the Mauritius Revenue Authority, as per the guidelines prescribed by the Mauritius Revenue Authority. These certificates are required for the avoidance of double taxation under the Agreements for the Avoidance of Double Taxation signed between Mauritius and other jurisdictions, including India.

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

Following amendments to the Financial Services Act 2007 of Mauritius pursuant to the Finance (Miscellaneous Provisions) Act 2010 in December 2010, Mauritius companies holding a Category 1 Global Business Licence, or GBC1, issued by the Financial Services Commission in Mauritius are permitted to conduct business both in and outside Mauritius (instead of outside Mauritius only). The operations of a GBC1 company in Mauritius will be subject to tax on chargeable income at the rate of 15.0% in Mauritius. Mauritius currently has no capital gains tax and has no taxation in the nature of a withholding tax on the payment of dividends. There is no withholding tax requirement on interest or royalties payments applicable to us as a holder of a Category 1 Global Business Licence issued by the Financial Services Commission in Mauritius where such interest is paid to a non-resident of Mauritius not carrying on any business in Mauritius and such royalties are paid to non-residents of Mauritius. There is no estate duty, inheritance tax or gift tax in Mauritius.

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

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks and other financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to use a mark-to-market method of accounting;

•	US expatriates;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding ordinary shares as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10.0% or more of the total combined voting power of all classes of our voting stock;

•	persons who acquired ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation;

•	US Holders that own ordinary shares through a non-US intermediary; or

•	partnerships or other pass-through entities, or persons holding ordinary shares through such entities.

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

The tax treatment of a partnership (or other entity or arrangement taxable as a partnership for US federal income tax purposes) that holds our ordinary shares and of a partner in such a partnership will depend on the status of such partner and the activities of such partnership. If you are a partner in such partnership, you should consult your tax advisors.

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

With respect to certain non-corporate US Holders, including individual US Holders, dividends may be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (1) our ordinary shares are readily tradable on an established securities market in the United States, (2) we are neither a PFIC nor treated as such with respect to you for the taxable year in which the dividend is paid and the preceding taxable year, (3) certain holding period requirements are met, and (4) certain other requirements are met. Under US Internal Revenue Service authority, common or ordinary shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Global Market, as our ordinary shares are. You should consult your tax advisors regarding the availability of the lower tax rate applicable to qualified dividend income for any dividends we pay with respect to our ordinary shares, as well as the effect of any change in applicable law after the date of this Annual Report.

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

Each US shareholder of a PFIC is required to file an annual report containing certain information as required by the applicable US Treasury regulations. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

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

Additional Reporting Requirements

US individuals (and certain entities) that own “specified foreign financial assets” with an aggregate value in excess of certain threshold amounts are generally required to file an information report with respect to such assets with their tax returns. Our ordinary shares are expected to constitute specified foreign financial assets subject to these requirements unless the ordinary shares are held in an account at certain financial institutions. US Holders should consult their tax advisers regarding the application of this requirement to their ownership of our shares.

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that make electronic filings through its Electronic Data Gathering, Analysis, and Retrieval, or EDGAR, system. All our Exchange Act reports and other SEC filings will be available through the EDGAR system.

I. Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our business activities are exposed to a variety of market risks, including credit risk, foreign exchange risk and interest rate risk.

Credit Risk. Financial instruments that potentially subject us to concentrations of credit risk consist principally of term deposits, cash equivalents, and trade and other receivables. By their nature, all such financial instruments involve risks, including the credit risk of non-performance by counterparties. Our cash equivalents, bank balances and term deposits are placed with banks with high investment grade credit ratings, and our term deposits may be withdrawn at any time prior to maturity except that this would result in a lower interest rate. Trade and other receivables are typically unsecured and arise mainly from commissions and incentive payments owing to us from our airline suppliers, receivables from our hotel suppliers which represent amounts owing to us from deposits we place with such hotels, and receivables from our corporate and retail customers to whom we typically extend credit periods. We review the credit worthiness of our clients to whom we have granted credit terms in the normal course of the business. We believe there is no significant risk of loss in the event of non-performance of the counterparties to these financial instruments, other than the amounts already provided for in our financial statements. See note 35 to our audited consolidated financial statements included elsewhere in this Annual Report for additional information relating to our exposure to credit risk.

Foreign Exchange Risk. We are exposed to movements in currency exchange rates, primarily those related to the US dollar and the Indian Rupee. As the functional currency of MMT India and ibibo India, our key operating subsidiaries, is the Indian Rupee, our exposure to foreign exchange risk primarily arises in respect of our non-Indian Rupee-denominated trade and other receivables, trade and other payables and cash and cash equivalents, which were $7.8 million, $65.4 million and $0.1 million, respectively, as of March 31, 2017. Based on our operations in fiscal year 2017, a 10.0% appreciation of the US dollar against the Indian Rupee as of March 31, 2017, assuming all other variables remained constant, would have increased our loss for fiscal year 2017 by $5.5 million. Similarly, a 10.0% depreciation of the US dollar against the Indian Rupee as of March 31, 2017, assuming all other variables remained constant, would have decreased our loss for fiscal year 2017 by $5.5 million.

We are also exposed to movements between the US dollar and the Indian Rupee in our operations, as 1.8%, 1.1% and 0.2% of our revenue for fiscal years 2015, 2016 and 2017, respectively, was generated by MMT India and, in respect of fiscal year 2017, the ibibo Group from their air ticketing businesses and received in US dollars, although our expenses are generally incurred in Indian Rupees. Additionally, we receive revenue from our hotels and packages business in Indian Rupees, but a portion of our expenses in this segment (those relating to outbound packages from India in particular) could be incurred in a non-Indian currency. We currently do not have any hedging agreements or similar arrangements with any counter-party to cover our exposure to any fluctuations in foreign exchange rates. Fluctuation in the Indian Rupee-US dollar exchange rate could have a material adverse effect on our business and our financial condition and results of operations as reported in US dollars. For more information, see “Item 3. Key Information — D. Risk Factors — Risks Related to Us and Our Industry — Our Results of Operations are Subject to Fluctuations in Currency Exchange Rates.”

Interest Rate Risk. Our exposure to interest rate risk for changes in interest rates relates primarily to our term deposits and bank overdrafts. As of March 31, 2017, we had fixed rate financial instruments consisting of $115.7 million of term deposits and no amounts outstanding on variable rate financial instruments. As of March 31, 2016, we had fixed rate financial instruments consisting of $169.3 million of term deposits and $7.2 million of variable rate financial instruments, consisting of our bank overdrafts. We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. Our future interest income and financing cost may fluctuate in line with changes in interest rates. An increase or decrease in interest rates as of March 31, 2017 would not have affected our profit or loss and would not have had any impact on our equity as we had no amounts outstanding on variable rate financial instruments. A sensitivity analysis shows that an increase of 100 basis points in interest rates as of March 31, 2016 would have increased loss by $0.1 million and resulted in a corresponding decrease in our equity. Similarly, a decrease of 100 basis points in interest rates as of March 31, 2016 would have decreased loss by $0.1 million and resulted in a corresponding increase in our equity.

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

Based on their evaluation as of March 31, 2017, our group chief executive officer and group chief financial officer have concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that material information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the group chief executive officer and group chief financial officer, as appropriate to allow timely decisions about required disclosures.

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

Our management, with the participation of our group chief executive officer and our group chief financial officer, assessed the effectiveness of our internal control over financial reporting as of March 31, 2017. In conducting its assessment of internal control over financial reporting, management based its evaluation on the 2013 framework in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation, our management has concluded that our internal control over financial reporting was effective as of March 31, 2017.

We completed our acquisition of the ibibo Group on January 31, 2017. As permitted by the guidelines established by the staff of the SEC, companies are allowed to exclude certain acquisitions from their assessment of internal control over financial reporting during the first year of an acquisition while integrating the acquired company. Accordingly, our management’s assessment of the effectiveness of our internal control over financial reporting as of March 31, 2017 excluded the ibibo Group. Our consolidated financial statements for the year ended March 31, 2017 reflect total assets of $1,209.2 million, of which $1,150.7 million represent intangible assets and goodwill that were included in the scope of our management’s assessment of the effectiveness of our internal control over financial reporting and total revenues of $28.7 million associated with the acquired business. Our management will include the ibibo Group in its evaluation of internal control over financial reporting at the conclusion of fiscal year 2018 (i.e. the year ending March 31, 2018). See “Item 4. Information on the Company — A. History and Development of our Company — Investments and Acquisitions — Acquisition of the ibibo Group” and Note 7 (a) to the Consolidated Financial Statements for a discussion of the acquisition.

Our independent registered public accounting firm, KPMG, has audited the consolidated financial statements included in this Annual Report on Form 20-F, and as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of March 31, 2017.

C. Attestation Report of the Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

MakeMyTrip Limited:

We have audited MakeMyTrip Limited and subsidiaries (“the Company”) internal control over financial reporting as of March 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The Company completed the acquisition of Ibibo Group Holdings (Singapore) Pte. Ltd. during the year ended March 31, 2017, and management excluded this acquired business from its assessment of the effectiveness of the Company’s internal control over financial reporting as of March 31, 2017. The consolidated financial statements of the Company reflect total assets of $1,209,225 thousands (of which $1,150,682 thousands represent intangible assets and goodwill included within the scope of the assessment) and total revenues of $28,740 thousands associated with this acquired business. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Ibibo Group Holdings (Singapore) Pte. Ltd.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Company as of March 31, 2016 and 2017, and the related consolidated statements of profit or loss and other comprehensive income (loss), changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2017, and our report dated July 17, 2017 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Gurgaon, India

July 17, 2017

D. Changes in Internal Control over Financial Reporting

During the period covered by this Annual Report on Form 20-F, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting. In making its assessment of the changes in internal control over financial reporting during the period covered by this Annual Report, our management excluded the ibibo Group, which we acquired on January 31, 2017. See “—B. Management’s Report on Internal Control over Financial Reporting”, “Item 4. Information on the Company — A. History and Development of our Company — Investments and Acquisitions — Acquisition of the ibibo Group” and Note 7 (a) to the Consolidated Financial Statements for a discussion of the acquisition.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Messrs. Vivek N. Gour and Aditya Tim Guleri and is chaired by Mr. Gour. Each of our audit committee members satisfies the independence requirements of Rule 5605(a)(2) of the Nasdaq Stock Market, Marketplace Rules, and the independence requirements of Rule 10A-3(b)(1) under the Exchange Act. Mr. Pat Kolek has been appointed as a non-voting observer of the Audit Committee with effect from January 31, 2017. See “Item 6. Directors, Senior Management and Employees — C. Board Practices” for the experience and qualifications of the members of the audit committee. Our board of directors has also determined that Mr. Gour qualifies as an audit committee financial expert within the meaning of the SEC rules.

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

KPMG has served as our independent registered public accountant for each of the years ended March 31, 2015, March 31, 2016 and March 31, 2017 for which audited statements appear in this Annual Report.

The following table shows the aggregate fees for services rendered by KPMG to us, including our subsidiaries, in fiscal years 2016 and 2017.

	Fiscal Year
	2016	2017
Audit fees (audit and review of financial statements)	$286,442	$392,512
Audit related fees (due diligence services)	—	90,785
Tax fees (other certifications and tax advisory services)	217,850	154,220
All other fees (advisory services)	2,751	2,604

Total	$507,043	$640,121

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

The following table provides information about purchases by us during fiscal year 2017 and April, May and June 2017 of our outstanding ordinary shares, par value $0.0005 per share:

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share(1)		(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(2)
Up to 03/31/16	828,599		$14.48	828,599	$138,007,966
04/01/16 – 04/30/16	NIL	$	NIL	NIL	$138,007,966
05/01/16 – 05/31/16	24,050		$14.48	24,050	$137,659,670
06/01/16 – 06/30/16	120,081		$14.16	120,081	$135,959,658
07/01/16 – 07/31/16	NIL	$	NIL	NIL	$135,959,658
08/01/16 – 08/31/16	NIL	$	NIL	NIL	$135,959,658
09/01/16 – 09/30/16	NIL	$	NIL	NIL	$135,959,658
10/01/16 – 10/31/16	NIL	$	NIL	NIL	$135,959,658
11/01/16 – 11/30/16	NIL	$	NIL	NIL	$135,959,658
12/01/16 – 12/31/16	NIL	$	NIL	NIL	$135,959,658
01/01/17 – 01/31/17	NIL	$	NIL	NIL	$135,959,658
02/01/17 – 02/28/17	NIL	$	NIL	NIL	$135,959,658
03/01/17 – 03/31/17	NIL	$	NIL	NIL	$135,959,658
04/01/17 – 04/30/17	NIL	$	NIL	NIL	$135,959,658
05/01/17 – 06/30/17	NIL	$	NIL	NIL	$135,959,658

Total	972,730		14.48	972,730	$135,959,658

Notes:

(1)	The average price paid per share excludes broker and transaction fees.
(2)	On November 6, 2012, our board of directors authorized us to purchase our outstanding ordinary shares, par value $0.0005 per share. The authorization permits us to purchase our ordinary shares in the open market, in privately negotiated transactions or otherwise in an aggregate amount of up to $25 million. Further, on January 22, 2016, our board of directors authorized us to increase the share repurchase plan to an amount aggregating up to $150 million at a price per ordinary share not to exceed $21.50 until November 30, 2021. We repurchased 20,000, 768,357 and 144,131 ordinary shares at an average price of approximately $20.83 per share, $14.41 per share and $14.21 per share (excluding broker and transaction fees) in fiscal year 2015, 2016 and 2017, respectively. As of March 31, 2017, we had remaining authority to repurchase up to approximately $136.0 million of our outstanding ordinary shares.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

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

•	We follow home country practice that permits our board of directors to consist of less than a majority of independent directors, in lieu of complying with Rule 5605(b)(1) of the Nasdaq Rules that requires that the board of directors consist of a majority of independent directors.

•	We follow home country practice that permits our board of directors not to implement a nominations committee, in lieu of complying with Rule 5605(e) of the Nasdaq Rules that requires the implementation of a nominations committee.

•	We follow home country practice that permits us not to hold regular executive sessions where only independent directors are present, in lieu of complying with Rule 5605(b)(2) of the Nasdaq Rules that requires that regular executive sessions are held where only independent directors are present.

•	We follow home country practice that permits us not to obtain shareholder approval for any material amendment to our share incentive plans, in lieu of complying with Rule 5635(c) of the Nasdaq Rules that requires that us to obtain shareholder approval prior to the issuance of securities when a stock option or purchase plan is materially amended.

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

The following financial statements are filed as part of this Annual Report, together with the report of the independent registered public accounting firms:

•	Report of Independent Registered Public Accounting Firm.

•	Consolidated Statement of Financial Position as of March 31, 2016 and 2017.

•	Consolidated Statement of Profit or Loss and other Comprehensive Income (Loss) for the years ended March 31, 2015, 2016 and 2017.

•	Consolidated Statement of Changes in Equity for the years ended March 31, 2015, 2016 and 2017.

•	Consolidated Statement of Cash Flows for the years ended March 31, 2015, 2016 and 2017.

•	Notes to the Consolidated Financial Statements.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report:

1.1	Constitution of MakeMyTrip Limited (Incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

1.2	Terms of Issue of Class B Shares (Incorporated by reference to Exhibit B to Exhibit 99.1 of the proxy statement on Form 6-K (File No. 001-34837) as filed with the SEC on November 22, 2016).

2.1	Form of ordinary share certificate (Incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

2.2	Investor Rights Agreement dated January 7, 2016 by and between MakeMyTrip Limited and Ctrip.com International, Ltd. (Incorporated by reference to Exhibit 99.1 to Form 6-K (File No. 001-34837) as filed with the SEC on January 25, 2016).

2.3	Amendment to the Investor Rights Agreement dated October 18, 2016 by and between MakeMyTrip Limited and Ctrip.com International, Ltd. (Incorporated by reference to Exhibit 99.3 to Form 6-K (File No. 001-34837) as filed with the SEC on October 19, 2016).

2.4	Transaction Agreement dated October 18, 2016 by and among MakeMyTrip Limited, MIH Internet SEA Pte. Ltd., and solely for the purposes of Article XIII thereof, MIH B2C Holdings B.V. (Incorporated by reference to Exhibit 99.1 to Form 6-K (File No. 001-34837) as filed with the SEC on October 19, 2016).

2.5	Amendment No. 1 to the Transaction Agreement dated January 13, 2017 by and among MakeMyTrip Limited, MIH Internet SEA Pte. Ltd., and solely for the purposes of Article XIII thereof, MIH B2C Holdings B.V. (Incorporated by reference to Exhibit 99.1 to Form 6-K (File No. 001-34837) as filed with the SEC on January 17, 2017).

2.6	Registration Rights Agreement dated October 18, 2016 by and among MIH Internet SEA Pte. Ltd., Travogue Electronic Travel Private Limited, Deep Kalra, Keyur Joshi, Ctrip.com International, Ltd., SB Asia Investment Fund II L.P. and MakeMyTrip Limited (Incorporated by reference to Exhibit 99.4 to Form 6-K (File No. 001-34837) as filed with the SEC on October 19, 2016).

2.7	Form of Share Purchase Agreement dated May 2, 2017 by and between MakeMyTrip Limited and each 2017 Shareholder (Incorporated by reference to Exhibit 99.2 to Form 6-K (File No. 001-34837) as filed with the SEC on May 2, 2017).

2.8	Registration Rights Agreement dated May 2, 2017 by and among MakeMyTrip Limited and the 2017 Shareholders (Incorporated by reference to Exhibit 99.3 to Form 6-K (File No. 001-34837) as filed with the SEC on May 2, 2017).

2.9**	Share Purchase Agreement dated May 2, 2017 by and between MakeMyTrip Limited and MIH Internet SEA Pte. Ltd.

2.10**	Share Purchase Agreement dated May 2, 2017 by and between MakeMyTrip Limited and Ctrip.com International, Ltd.

4.1	Amended and Restated MakeMyTrip.com 2001 Equity Option Plan (Incorporated by reference to Exhibit 10.1.1 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.2	MakeMyTrip 2010 Share Incentive Plan (Incorporated by reference to Exhibit 10.1.2 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.3	First Amendment to MakeMyTrip 2010 Share Incentive Plan (Incorporated by reference to Exhibit 99.5 to the Form 6-K (File No. 001-34837) as filed with the Securities and Exchange Commission on October 19, 2016).

4.4	Second Amendment to MakeMyTrip 2010 Share Incentive Plan (Incorporated by reference to Exhibit 4.5 to the Form S-8 (File No. 333-215814) as filed with the Securities and Exchange Commission on January 30, 2017).

4.5	Third Amendment to MakeMyTrip 2010 Share Incentive Plan (Incorporated by reference to Exhibit 99.2 to the Form 6-K (File No. 001-34837) as filed with the Securities and Exchange Commission on May 19, 2017).

4.6	Fourth Amended and Restated Shareholders Agreement dated July 16, 2010 by and among the shareholders named therein and our company (Incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.7	Global Agreement executed February 14, 2013 (effective as of April 1, 2012) by and between MMT India and Amadeus IT Group, S.A. (Incorporated by reference to Exhibit 4.4 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 13, 2013)

4.8	Passenger Sales Agency Agreement dated August 30, 2002 by and between MMT India and each IATA member, represented by the Director General of IATA (Incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.9	Business Process Outsourcing Services Agreement dated March 5, 2008 by and between MMT India and IBM (Incorporated by reference to Exhibit 10.6.1 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.10	Statement of Work dated March 5, 2008 by and between MMT India and IBM, or the IBM Statement of Work (Incorporated by reference to Exhibit 10.6.2 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.11	First Amendment to the IBM Statement of Work dated July 16, 2008 (effective as of March 5, 2008), by and between MMT India and IBM (Incorporated by reference to Exhibit 10.6.3 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.12	Second Amendment to the IBM Statement of Work dated July 28, 2009 (effective as of May 1, 2009), by and between MMT India and IBM (Incorporated by reference to Exhibit 10.6.4 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.13	Amendment Number 3 to the Business Process Outsourcing Services Agreement dated November 4, 2009 (effective as of June 1, 2009) by and between MMT India and IBM (Incorporated by reference to Exhibit 10.6.5 to the Registration Statement on Form F-1 (File No. 333-172572) as filed with the SEC on March 2, 2011).

4.14	Fourth Amendment to the Business Process Outsourcing Services Agreement dated December 9, 2010 (effective as of April 1, 2010) by and between MMT India and IBM (Incorporated by reference to Exhibit 10.6.6 to the Registration Statement on Form F-1 (File No. 333-172572) as filed with the SEC on March 2, 2011).

4.15	Fifth Amendment to the Business Process Outsourcing Services Agreement dated December 10, 2010 (effective as of July 15, 2010) by and between MMT India and IBM (Incorporated by reference to Exhibit 10.6.7 to the Registration Statement on Form F-1 (File No. 333-172572) as filed with the SEC on March 2, 2011).

4.16	Sixth Amendment to the Master Services Agreement and Statement of Work dated December 18, 2010 (effective as of December 1, 2010) by and between MMT India and IBM (Incorporated by reference to Exhibit 10.6.8 to the Registration Statement on Form F-1 (File No. 333-172572) as filed with the SEC on March 2, 2011).

4.17	Seventh Amendment to Master Services Agreement and Statement of Work dated April 7, 2011 by and between MMT India and IBM (Incorporated by reference to Exhibit 10.6.9 to the Registration Statement on Form F-1 (File No. 333-172572) as filed with the SEC on May 13, 2011).

4.18	Eighth Amendment to the Master Services Agreement and Statement of Work dated October 27, 2011 (effective as of August 1, 2011) by and between MMT India and IBM (Incorporated by reference to Exhibit 4.18 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 25, 2012).

4.19	Ninth Amendment to the Master Services Agreement and Statement of Work dated December 29, 2011 (effective as of January 1, 2012) by and between MMT India and IBM (Incorporated by reference to Exhibit 4.19 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 25, 2012).

4.20	Statement of Work dated December 29, 2011 (effective as of January 1, 2012) by and between MMT India and IBM (Incorporated by reference to Exhibit 4.20 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 25, 2012).

4.21	Amendment No. 10 to the Master Service Agreement and Statement of Work dated July 4, 2012 by and between MMT India and IBM (Incorporated by reference to Exhibit 4.18 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 13, 2013).

4.22	Amendment No. 11 to the Business Process Outsourcing Services Agreement dated November 1, 2012 by and between MMT India and IBM (Incorporated by reference to Exhibit 4.19 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 13, 2013).

4.23	Amendment No. 12 to the Business Process Outsourcing Services Agreement and Statement of Work dated July 12, 2013 by and between MMT India and IBM (Incorporated by reference to Exhibit 4.20 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 6, 2014).

4.24	Amendment No. 13 to the Business Process Outsourcing Services Agreement dated September 27, 2013 by and between MMT India and IBM (Incorporated by reference to Exhibit 4.21 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 6, 2014).

4.25	Amendment No. 14 to the Business Process Outsourcing Services Agreement dated June 26, 2014 by and between MMT India and IBM (Incorporated by reference to Exhibit 4.22 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 9, 2015).

4.26	Amendment No. 15 to the Business Process Outsourcing Services Agreement dated October 14, 2014 by and between MMT India and IBM (Incorporated by reference to Exhibit 4.22 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 9, 2015).

4.27	Amendment No. 16 to the Business Process Outsourcing Services Agreement dated October 1, 2014 by and between MMT India and IBM (Incorporated by reference to Exhibit 4.22 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 9, 2015).

4.28.1	Amendment No. 17 to the Business Process Outsourcing Services Agreement dated October 18, 2014 by and between MMT India and IBM (Incorporated by reference to Exhibit 4.22 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 9, 2015).

4.28.2	Letter from IBM to MMT India dated November 15, 2013 regarding change of control of IBM (Incorporated by reference to Exhibit 4.22 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 6, 2014).

4.29	Letter from Concentrix Corporation to MMT India dated January 31, 2014 regarding the acquisition of IBM by Synnex (Incorporated by reference to Exhibit 4.23 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 6, 2014).

4.30	Master Services Agreement dated July 6, 2009 by and between MMT India and RightNow Technologies, Inc (Incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.31	Oracle Cloud Services Agreement dated May 14, 2014 by and between MMT India and Oracle India Pvt Ltd. (Incorporated by reference to Exhibit 4.25 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 6, 2014).

4.32	Sanction Letter for Working Capital Facilities dated September 7, 2009 by and between MMT India and HDFC Bank (including letter of amendment) (Incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.33	Sanction Letter for Working Capital Facilities dated January 6, 2011 by and between MMT India and HDFC Bank (Incorporated by reference to Exhibit 10.10.2 to the Registration Statement on Form F-1 (File No. 333-172572) as filed with the SEC on March 2, 2011).

4.34	Sanction Letter for Working Capital Facilities dated June 5, 2014 by and between MMT India and HDFC Bank (Incorporated by reference to Exhibit 4.22 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 9, 2015).

4.35	Sanction Letter for Credit Facilities dated December 17, 2012 by and between MMT India and Yes Bank Limited (Incorporated by reference to Exhibit 4.23 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 13, 2013).

4.36	Supplemental Master Facility Agreement dated February 7, 2013 by and between MMT India and Yes Bank Limited (Incorporated by reference to Exhibit 4.24 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 13, 2013).

4.37	Sanction Letter for Credit Facilities dated December 17, 2013 by and between MMT India and IndusInd Bank (Incorporated by reference to Exhibit 4.30 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 6, 2014).

4.38	Sanction Letter for Credit Facilities dated January 31, 2014 by and between MMT India and IndusInd Bank (Incorporated by reference to Exhibit 4.31 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 6, 2014).

4.39	Sanction Letter for Credit Facilities dated March 18, 2014 by and between MMT India and IndusInd Bank (Incorporated by reference to Exhibit 4.32 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 6, 2014).

4.40	Addendum Sanction Letter for Credit Facilities dated October 28, 2014 by and between MMT India and IndusInd Bank (Incorporated by reference to Exhibit 4.22 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 9, 2015).

4.41	Master General Terms Agreement dated February 6, 2014 by and between MMT India and IndusInd Bank (Incorporated by reference to Exhibit 4.33 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 6, 2014).

4.42**	Form of director and executive officer indemnification agreement.

4.43	Amendment No. 18 to the Business Process Outsourcing Services Agreement and the IBM Statement of Work dated January 10, 2014 (effective October 1, 2014) by and between MMT India and IBM (Incorporated by reference to Exhibit 4.40 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 14, 2016).

4.44	Amendment No. 19 to the Business Process Outsourcing Services Agreement and the IBM Statement of Work dated August 24, 2015 (effective as of August 17, 2015) by and between MMT India and IBM (Incorporated by reference to Exhibit 4.41 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 14, 2016).

4.45	Amendment No. 20 to the Business Process Outsourcing Services Agreement and the IBM Statement of Work dated February 22, 2016 (effective as of January 1, 2016) by and between MMT India and IBM (Incorporated by reference to Exhibit 4.42 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 14, 2016).

4.46	Statement of Work dated March 3, 2016 (effective as of February 29, 2016) by and between MMT India and Concentrix Daksh Services India Private Limited (Incorporated by reference to Exhibit 4.43 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 14, 2016).

4.47**	Lease Deed, dated January 20, 2017 by and between DLF Cyber City Developers Limited and MMT India.

4.48**	Addendum to the Lease Deed, dated January 20, 2017 by and between DLF Cyber City Developers Limited and MMT India.

4.49**#	Subscriber Agreement dated January 18, 2015 by and between ibibo India and InterGlobe Technologies Inc.

4.50**#	Addendum 1 to Subscriber Agreement dated August 29, 2016 by and between ibibo India and InterGlobe Technologies Inc.

4.51**#	Global Agreement dated April 1, 2013 by and between ibibo India and Amadeus IT Group S.A.

4.52**#	Side Letter to the Global Agreement dated August 1, 2016 by and between ibibo India and Amadeus IT Group S.A.

8.1**	List of significant subsidiaries of MakeMyTrip Limited.

12.1**	Certification by the Chief Executive Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2**	Certification by the Chief Financial Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1**	Consent of Independent Registered Public Accounting Firm.

Notes:

**	Filed herewith
#	Confidential treatment requested

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: July 18, 2017

MAKEMYTRIP LIMITED

By:	/s/ Deep Kalra
Name:	Deep Kalra
Title:	Group Chairman and Group Chief Executive Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

MakeMyTrip Limited:

We have audited the accompanying consolidated statements of financial position of MakeMyTrip Limited and subsidiaries (“the Company”) as of March 31, 2016 and 2017, and the related consolidated statements of profit or loss and other comprehensive income (loss), changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2017. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2016 and 2017, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 17, 2017 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG

Gurgaon, India

July 17, 2017

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Amounts in USD thousands)

		As at March 31
	Note	2016	2017
Assets
Property, plant and equipment	17	10,285	15,334
Intangible assets and goodwill	18	34,886	1,170,727
Trade and other receivables, net	20	946	2,176
Investment in equity-accounted investees	8	16,713	18,212
Other investments	9	6,690	5,791
Term deposits	22	20,757	20,162
Non-current tax assets		13,162	19,306
Other non-current assets	25	15,602	29,658
Employee benefit assets	32	—	229

Total non-current assets		119,041	1,281,595

Inventories		527	251
Current tax assets		69	81
Trade and other receivables, net	20	28,222	35,108
Term deposits	22	148,555	75,511
Other current assets	23	51,141	50,232
Cash and cash equivalents	21	53,434	101,704
Assets held for sale	24	—	302

Total current assets		281,948	263,189

Total assets		400,989	1,544,784

Equity
Share capital	26	21	46
Share premium	26	248,732	1,607,373
Reserves		(5,817)	952
Accumulated deficit		(188,217)	(298,581)
Share based payment reserve		37,903	61,410
Foreign currency translation reserve	26	(15,013)	33,601

Total equity attributable to equity holders of the Company		77,609	1,404,801
Non-controlling interest		—	661

Total equity		77,609	1,405,462

Liabilities
Loans and borrowings	28	195,283	523
Employee benefits	32	1,641	2,946
Deferred revenue	31	1,407	265
Deferred tax liabilities, net	19	203	159
Other non-current liabilities	30	770	1,027

Total non-current liabilities		199,304	4,920

Bank overdraft	21	7,161	—
Loans and borrowings	28	2,017	226
Trade and other payables	34	110,296	127,077
Deferred revenue	31	2,085	3,045
Other current liabilities	29	2,517	4,054

Total current liabilities		124,076	134,402

Total liabilities		323,380	139,322

Total equity and liabilities		400,989	1,544,784

See accompanying notes to consolidated financial statements

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (LOSS)

(Amounts in USD thousands, except per share data)

	Note	For the year ended March 31
		2015	2016	2017
Revenue
Air ticketing		74,325	78,172	118,514
Hotels and packages		220,512	251,713	314,254
Other revenue	10	4,825	6,169	14,848

Total revenue		299,662	336,054	447,616
Other income	11	853	1,014	363

Service cost
Procurement cost of hotel and packages services		157,897	165,264	173,919
Cost of air tickets coupon		2,816	1,770	—
Personnel expenses	12	44,318	49,018	73,736
Marketing and sales promotion expenses		42,724	108,966	224,424
Other operating expenses	13	59,345	67,954	81,585
Depreciation, amortization and impairment	14	7,955	10,923	29,702

Result from operating activities		(14,540)	(66,827)	(135,387)

Finance income	15	3,168	1,586	45,268
Finance costs	15	6,712	20,327	18,289

Net finance income (costs)		(3,544)	(18,741)	26,979

Impairment in respect of an equity accounted investee	8	—	(959)	—
Share of loss of equity-accounted investees	8	(139)	(1,860)	(1,702)

Loss before tax		(18,223)	(88,387)	(110,110)
Income tax expense	16	(135)	(155)	(193)

Loss for the year		(18,358)	(88,542)	(110,303)

Other comprehensive income (loss)
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences on foreign operations		(776)	(565)	48,618
Net change in fair value of available-for-sale financial assets		1,965	752	(809)

		1,189	187	47,809

Items that will never be reclassified subsequently to profit or loss:
Remeasurement of defined benefit (asset) liabilty		(142)	(149)	(266)

Other comprehensive income (loss) for the year, net of tax		1,047	38	47,543

Total comprehensive loss for the year		(17,311)	(88,504)	(62,760)

Loss attributable to:
Owners of the Company		(18,252)	(88,518)	(110,168)
Non-controlling interest		(106)	(24)	(135)

Loss for the year		(18,358)	(88,542)	(110,303)

Total comprehensive loss attributable to:
Owners of the Company		(17,193)	(88,465)	(62,629)
Non-controlling interest		(118)	(39)	(131)

Total comprehensive loss for the year		(17,311)	(88,504)	(62,760)

Loss per share (in USD)
Basic	27	(0.44)	(2.12)	(2.09)
Diluted	27	(0.44)	(2.12)	(2.09)

See accompanying notes to consolidated financial statements

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Amounts in USD thousands)

	Attributable to equity holders of the Company
	Share Capital	Share Premium	Reserve for Own Shares	Fair Value Reserves	Accumulated Deficit	Share Based Payment Reserve	Foreign Currency Translation Reserve	Total	Non- Controlling Interest	Total Equity
Balance as at April 1, 2014	21	238,423	(526)	(956)	(81,805)	20,092	(13,663)	161,586	714	162,300
Total comprehensive income (loss) for the year
Loss for the year	—	—	—	—	(18,252)	—	—	(18,252)	(106)	(18,358)

Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	—	(764)	(764)	(12)	(776)
Net change in fair value of available-for-sale financial assets	—	—	—	1,965	—	—	—	1,965	—	1,965
Remeasurement of defined benefit (asset) liabilty	—	—	—	—	(142)	—	—	(142)	—	(142)

Total other comprehensive income (loss)	—	—	—	1,965	(142)	—	(764)	1,059	(12)	1,047

Total comprehensive income (loss) for the year	—	—	—	1,965	(18,394)	—	(764)	(17,193)	(118)	(17,311)

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	—	12,363	—	12,363	—	12,363
Issue of ordinary shares on exercise of share based awards	—	3,976	—	—	—	(3,825)	—	151	—	151
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	18	(18)	—	—	—	—
Own shares acquired	—	—	(417)	—	—	—	—	(417)	—	(417)
Re-issue of own shares to settle the financial liability	—	263	505	—	—	—	—	768	—	768

Total transactions with owners	—	4,239	88	—	18	8,520	—	12,865	—	12,865

Balance as at March 31, 2015	21	242,662	(438)	1,009	(100,181)	28,612	(14,427)	157,258	596	157,854

See accompanying notes to consolidated financial statements

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY—(Continued)

(Amounts in USD thousands)

	Attributable to equity holders of the Company
	Share Capital	Share Premium	Reserve for Own Shares	Fair Value Reserves	Accumulated Deficit	Share Based Payment Reserve	Foreign Currency Translation Reserve	Total	Non- Controlling Interest	Total Equity
Balance as at April 1, 2015	21	242,662	(438)	1,009	(100,181)	28,612	(14,427)	157,258	596	157,854
Total comprehensive income (loss) for the year
Loss for the year	—	—	—	—	(88,518)	—	—	(88,518)	(24)	(88,542)

Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	—	(550)	(550)	(15)	(565)
Net change in fair value of available-for-sale financial assets	—	—	—	752	—	—	—	752	—	752
Remeasurement of defined benefit (asset) liabilty	—	—	—	—	(149)	—	—	(149)	—	(149)

Total other comprehensive income (loss)	—	—	—	752	(149)	—	(550)	53	(15)	38

Total comprehensive income (loss) for the year	—	—	—	752	(88,667)	—	(550)	(88,465)	(39)	(88,504)

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	—	13,740	—	13,740	—	13,740
Issue of ordinary shares on exercise of share based awards	—	4,425	—	—	—	(4,411)	—	14	—	14
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	38	(38)	—	—	—	—
Own shares acquired	—	—	(11,093)	—	—	—	—	(11,093)	—	(11,093)
Re-issue of own shares to settle the financial liability	—	1,645	3,953	—	—	—	—	5,598	—	5,598

Total contributions by owners	—	6,070	(7,140)	—	38	9,291	—	8,259	—	8,259

Changes in ownership interests
Acquisition of non-controlling interest without a change in control	—	—	—	—	593	—	(36)	557	(557)	—

Total changes in ownership interests in subsidiaries	—	—	—	—	593	—	(36)	557	(557)	—

Total transactions with owners	—	6,070	(7,140)	—	631	9,291	(36)	8,816	(557)	8,259

Balance as at March 31, 2016	21	248,732	(7,578)	1,761	(188,217)	37,903	(15,013)	77,609	—	77,609

See accompanying notes to consolidated financial statements

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY—(Continued)

(Amounts in USD thousands)

	Attributable to equity holders of the Company
	Share Capital	Share Premium	Reserve for Own Shares	Fair Value Reserves	Accumulated Deficit	Share Based Payment Reserve	Foreign Currency Translation Reserve	Total	Non- Controlling Interest	Total Equity
Balance as at April 1, 2016	21	248,732	(7,578)	1,761	(188,217)	37,903	(15,013)	77,609	—	77,609
Total comprehensive income (loss) for the year
Loss for the year	—	—	—	—	(110,168)	—	—	(110,168)	(135)	(110,303)

Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	—	48,614	48,614	4	48,618
Net change in fair value of available-for-sale financial assets	—	—	—	(809)	—	—	—	(809)	—	(809)
Remeasurement of defined benefit (asset) liabilty	—	—	—	—	(266)	—	—	(266)	—	(266)

Total other comprehensive income (loss)	—	—	—	(809)	(266)	—	48,614	47,539	4	47,543

Total comprehensive income (loss) for the year	—	—	—	(809)	(110,434)	—	48,614	(62,629)	(131)	(62,760)

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	—	26,674	—	26,674	175	26,849
Issue of ordinary shares on exercise of share based awards	1	18,275	—	—	—	(18,105)	—	171	—	171
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	70	(70)	—	—	—	—
Own shares acquired	—	—	(2,050)	—	—	—	—	(2,050)	—	(2,050)
Re-issue of own shares upon conversion of convertible notes (refer note 26 and 28)	—	999	9,628	—	—	—	—	10,627	—	10,627
Shares issued upon conversion of convertible notes (refer note 26 and 28)	5	148,101	—	—	—	—	—	148,106	—	148,106
Business combination (refer note 7(a))	19	1,191,266	—	—	—	15,008	—	1,206,293	—	1,206,293

Total contributions by owners	25	1,358,641	7,578	—	70	23,507	—	1,389,821	175	1,389,996

Changes in ownership interests
Acquisition of subsidiary with non-controlling interests (refer note 7(a))	—	—	—	—	—	—	—	—	617	617

Total changes in ownership interests in subsidiaries	—	—	—	—	—	—	—	—	617	617

Total transactions with owners	25	1,358,641	7,578	—	70	23,507	—	1,389,821	792	1,390,613

Balance as at March 31, 2017	46	1,607,373	—	952	(298,581)	61,410	33,601	1,404,801	661	1,405,462

See accompanying notes to consolidated financial statements

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts in USD thousands)

	For the year ended March 31
	2015	2016	2017
Cash flows from operating activities
Loss for the year	(18,358)	(88,542)	(110,303)
Adjustments for:
Depreciation	2,434	2,724	5,149
Amortisation of intangible assets	5,521	6,032	9,386
Impairment of intangible assets / capital work in progress	—	2,167	15,167
Impairment in respect of an equity accounted investee	—	959	—
Loss on disposal of property, plant and equipment	101	380	46
Income on license acquired	—	(886)	—
Net finance costs (income)	3,544	18,741	(26,979)
Share of loss of equity-accounted investees	139	1,860	1,702
Share based payment	12,308	13,685	26,795
Income tax expense	135	155	193
Change in inventories	(1,551)	1,386	268
Change in trade and other receivables	754	(3,872)	2,608
Change in other assets	(8,087)	(21,766)	4,849
Change in trade and other payables	17,400	6,573	(33,888)
Change in employee benefits	294	224	588
Change in deferred revenue	3,863	(3,450)	(2,798)
Change in other liabilities	(3,856)	606	936
Income tax paid	(3,814)	(2,976)	(2,176)

Net cash generated from (used in) operating activities	10,827	(66,000)	(108,457)

Cash flows from investing activities
Interest received	2,069	2,919	2,537
Proceeds from sale of property, plant and equipment	30	228	98
Redemption of term deposits	17,214	63,382	83,634
Investment in term deposits	(6,215)	(140,008)	(10,000)
Acquisition of property, plant and equipment	(2,809)	(5,696)	(8,756)
Payment for business acquisition, net of cash acquired (refer note 7(a))	—	(1,220)	102,814
Investment in equity-accounted investees	(712)	(17,836)	(1,090)
Acquisition of intangible assets	(4,159)	(5,413)	(6,226)

Net cash generated from (used in) investing activities	5,418	(103,644)	163,011

Cash flows from financing activities
Repurchase of own shares	(417)	(11,093)	(2,050)
Proceeds from issuance of shares on exercise of share based awards	151	14	171
Direct cost incurred in relation to public offerings	(446)	—	—
Proceeds from issuance of shares (refer note 7(a))	—	—	8,752
Proceeds from issuance of convertible notes	—	180,000	—
Direct cost incurred in relation to convertible notes	—	(2,730)	—
Acquisition of non-controlling interests	—	(850)	(400)
Payment of deferred consideration related to business acquisition	(1,374)	—	—
Proceeds from bank loans, net	216	146	138
Payment of finance lease liabilities	(19)	(16)	(7)
Interest paid	(832)	(859)	(4,445)

Net cash generated from (used in) financing activities	(2,721)	164,612	2,159

Increase (decrease) in cash and cash equivalents	13,524	(5,032)	56,713
Cash and cash equivalents at beginning of the year	38,011	49,857	46,273
Effect of exchange rate fluctuations on cash held	(1,678)	1,448	(1,282)

Cash and cash equivalents at end of the year	49,857	46,273	101,704

See accompanying notes to consolidated financial statements

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

1)	REPORTING ENTITY

MakeMyTrip Limited (the “Parent Company”) together with its subsidiaries and equity-accounted investees (collectively, “the Company” or the “Group”) is primarily engaged in the business of selling travel products and solutions in India, the U.S., the Netherlands, Singapore, Malaysia, Thailand, the U.A.E, Peru, Hong Kong and Bangladesh. The Group offers its customers the entire range of travel services including ticketing, tours and packages, and hotels.

The Company is a public limited company incorporated and domiciled in Mauritius and has its registered office at Cim Corporate Services Limited, Les Cascades Building, 33 Edith Cavell Street, Port Louis, Mauritius. The Company’s ordinary shares representing equity shares are listed on the NASDAQ Stock Exchange.

2)	BASIS OF ACCOUNTING

(a)	Statement of Compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Accounting policies have been applied consistently to all periods presented in these financial statements.

The consolidated financial statements were authorized for issue by the Group’s Board of Directors on June XX, 2017.

(b)	Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items:

•	derivative financial instruments are measured at fair value;

•	available-for-sale financial assets are measured at fair value; and

•	net defined benefit (asset) liability is measured at fair value of plan assets less the present value of the defined benefit obligation.

(c)	Functional and Presentation Currency

These consolidated financial statements are presented in U.S. dollar (USD), which is the parent Company’s functional currency. All amounts have been rounded to the nearest thousand, unless otherwise indicated.

The functional currency for subsidiaries is the currency of the primary economic environment in which each subsidiary operates and is normally the currency in which each subsidiary primarily generates and expends cash.

(d)	Use of Estimates and Judgements

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognised in the period in which the estimates are revised and in any future periods affected.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

Information about significant areas of estimation/uncertainty in applying accounting policies that have the most significant effects on the amounts recognised in the consolidated financial statements are as follows:

• Note 3(d) and 9	Available for sale financial assets
• Note 3(e) and 17	Property, plant and equipment
• Note 3(f) and 18	Useful life of intangible assets
• Note 3(j) and 32	Employee benefit plans
• Note 3(l) and 3(m)	Loyalty programs
• Note 3(p),16 and 19	Income taxes
• Note 3(k)	Provisions and contingent liabilities
• Note 3(d)	Valuation of embedded derivatives in convertible notes
• Note 3(j) and 33	Share based payment
• Note 3(b) and 7(a)	Acquisition of subsidiary : fair value of consideration transferred and fair value of assets acquired and liabilities assumed

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

• Note 3(d) and 9	Available for sale financial assets
• Note 3(i) and 18	Impairment test : key assumptions used in discounted cash flow projections
• Note 3(j) and 32	Measurement of defined benefit obligations : key actuarial assumptions

3)	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies have been applied consistently to all periods presented in these consolidated financial statements.

(a)	Basis of Consolidation

i)	Subsidiaries

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

Intra-group balances and transactions, and any unrealized income and expenses arising from intragroup transactions, are eliminated in preparing the consolidated financial statements.

(b)	Business Combinations

Business combinations are accounted for using the acquisition method as at the acquisition date, which is the date on which control is transferred to the Group.

The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of acquisition. The cost of acquisition also includes the fair value of any contingent consideration and deferred consideration, if any. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at fair value at the date of acquisition. Transaction costs incurred in connection with a business combination are expensed as incurred, except if related to the issue of debt or equity securities.

If share-based payment awards (replacement awards) are required to be exchanged for awards held by the acquiree’s employees (acquiree’s awards), then all or a portion of the amount of the acquirer’s replacement awards is included in measuring the consideration transferred in the business combination. This determination is based on the market-based measure of the replacement awards compared with the market-based measure of the acquiree’s awards and the extent to which the replacement awards relate to pre-combination service.

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

Financial assets and liabilities are offset and the net amount is presented in the consolidated statement of financial position when, and only when, the Group currently has a legal enforceable right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Group has the following non-derivative financial assets which are classified into the following specified categories: ‘loans and receivables’ and ‘available for sale’. Loans and receivable comprise of ‘Trade and other receivables’, ‘Cash and cash equivalents’ and ‘Term deposits’.

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

Available-for-sale Financial Assets

Available-for-sale financial assets are non-derivative financial assets that are either designated as available-for-sale or are not classified in any of the other categories. Available-for-sale financial assets are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses are recognized in other comprehensive income (loss) and presented within equity in the fair value reserve. When such assets are derecognized, the cumulative gain or loss in other comprehensive income (loss) is transferred to profit or loss. Available-for-sale financial assets comprise of equity securities and right acquired under business combination.

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

Financial assets and liabilities are offset and the net amount is presented in the consolidated statement of financial position when, and only when, the Group has a currently legal enforceable right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

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

Ordinary shares

Ordinary shares are classified as equity with par value of $0.0005 per share. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity.

Class B Convertible Ordinary Shares

Class B Convertible Ordinary shares (“Class B shares”) are classified as equity with par value of $0.0005 per share. The terms of issue generally provide that the Class B shares issued to any shareholder will have the same powers and relative participation rights as ordinary shares of the Company and shall vote together with

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

ordinary shares as a single class on all matters on which the Company shareholders are entitled to vote, except as required by applicable law. Class B shares will be convertible into an equal number of ordinary shares, which shall be fully paid, non-assessable and free of any preemptive rights, of the Company on demand at the election of the holder, and will be automatically converted into an equal number of ordinary shares upon the transfer of Class B shares to another party.

Incremental costs directly attributable to the issue of Class B shares are recognized as a deduction from equity.

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

v)	Convertible notes:

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

The estimated useful lives of assets are as follows:

• Computers	3-6 years
• Furniture and fixtures	5-6 years
• Office equipments	1-5 years
• Motor vehicles	3-7 years
• Diesel generator sets	7 years
• Building	20 years

Leasehold improvements are depreciated over the lease term or useful lives, whichever is shorter.

Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted as appropriate.

(f)	Intangible Assets

i)	Goodwill

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

The estimated useful lives are as follows:

• Technology related development costs	2-5 years
• Software	3-5 years
• Customer—related intangible assets	7-10 years
• Contract—related intangible assets	5-6 years
• Marketing—related intangible assets	7-10 years
• Favorable lease contract term—related intangible assets	7 years

Amortization methods, useful lives and residual values are reviewed at each financial year-end and adjusted as appropriate.

(g)	Assets Held for Sale

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

(j)	Employee Benefits

i)	Defined Contribution Plans

Obligations for contributions to defined contribution plans are recognized as personnel expense in profit or loss in the periods during which services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

ii)	Defined Benefit Plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Group’s gratuity scheme is a defined benefit plan.

The Group’s net obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in the current and prior periods, discounting that amount and deducting the fair value of any plan assets.

The calculation of defined benefit obligations is performed half yearly by a qualified actuary using the projected unit credit method. When the calculation results in a potential asset for the Group, the recognised asset is limited to the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. To calculate the present value of economic benefits, consideration is given to any applicable minimum funding requirements.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognised immediately in other comprehensive income (loss). The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the year to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to defined benefit plans are recognised in profit or loss.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognised immediately in profit or loss. The Group recognises gains and losses on the settlement of a defined benefit plan when the settlement occurs.

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

The grant date fair value of share-based payment awards granted to employees is recognized as personnel expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. The increase in equity recognized in connection with a share based payment transaction is presented in the share based payment reserve, as a separate component in equity.

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

The Group provides travel products and services to leisure and corporate travelers in India and abroad. The revenue from rendering these services is recognized in the profit or loss at the time when significant risk and rewards are transferred to the customer. This is generally the case: 1) on the date of departure for tours and packages, 2) date of check in for hotel booking business, 3) on the issuance of the ticket in the case of sale of airline tickets and 4) date of journey in case of sale of bus tickets.

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

Income from bus ticketing, including commissions and fees earned from bus operators, convenience fees from customers is recognized on a net basis as an agent on the date of journey as the Group does not assume any performance obligation post the confirmation of the issuance of the ticket to the customer.

Income from other sources, primarily comprising advertising revenue, income from rail tickets reservation and fees for facilitating website access to a travel insurance company are being recognized as the services are being performed. Income from rail tickets reservation is recognized as an agent on a net commission earned basis, as the Group does not assume any performance obligation post the confirmation of the issuance of the ticket to the customer.

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

(m)	Marketing and Sales Promotion Costs

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

Accounting for Finance Leases

On initial recognition, assets held under finance leases are recorded as property, plant and equipment and the related liability is recognized under borrowings. At inception of the lease, finance leases are recorded at amounts equal to the fair value of the leased asset or, if lower, the present value of the minimum lease payments. Minimum lease payments under finance leases are apportioned between finance expense and reduction of the outstanding liability.

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

(o)	Finance Income and Costs

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

A deferred tax asset is recognized for unused tax losses and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. Unrecognised deferred tax assets are reassessed at each reporting date and recognised to the extent that it has become probable that future taxable profits will be available against which they can be used.

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

(q)	Earnings (Loss) Per Share

The Group presents basic and diluted earnings (loss) per share (EPS) data for its ordinary shares (including Class B shares). Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding after adjusting for the effects of all potential dilutive ordinary shares.

(r)	Government grants

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

(s)	Operating Segment

In accordance with IFRS 8 – Operating Segments, the operating segments used to present segment information are identified on the basis of internal reports used by the Group’s management to allocate resources to the segments and assess their performance. An operating segment is a component of the Group that engages in business activities from which it earns revenues and incurs expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. Results of the operating segments are reviewed regularly by the leadership team, which has been identified as the chief operating decision maker (CODM), to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available.

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

(t)	New Accounting Standards and Interpretations Not Yet Adopted

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

The effective date for adoption of IFRS 9 is annual periods beginning on or after January 1, 2018, though early adoption is permitted. We are in the process of determining the method of adoption and assessing the impact of IFRS 9 on our consolidated results of operations, cash flows, financial position and disclosures.

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

The effective date for adoption of IFRS 15 is annual periods beginning on or after January 1, 2018, though early adoption is permitted. We are in the process of determining the method of adoption and assessing the impact of IFRS 15 on our consolidated results of operations, cash flows, financial position and disclosures, and expect to complete our assessment by the third quarter of financial year 2017-18.

IFRS 16 Leases:

On January 13, 2016, the International Accounting Standards Board issued the final version of IFRS 16, Leases. IFRS 16 will replace the existing leases standard, IAS 17, Leases, and related Interpretations.

The Standard sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract i.e., the lessee and the lessor. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognise assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. Currently, operating lease expenses are charged to the statement of profit or loss and other comprehensive income (loss). The Standard also contains enhanced disclosure requirements for lessees. The effective date for adoption of IFRS 16 is annual periods beginning on or after January 1, 2019, though early adoption is permitted for companies applying IFRS 15 Revenue from Contracts with Customers. We are in the process of assessing the impact of IFRS 16 on our consolidated results of operations, cash flows, financial position and disclosures.

IAS 7 Statement of cash flows:

In January 2016, the International Accounting Standards Board issued the amendments to IAS 7, requiring the entities to provide disclosures that enable users of financial statements to evaluate changes in liabilities

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

arising from financing activities, including both changes arising from cash flows and non-cash changes, suggesting inclusion of a reconciliation between the opening and closing balances in the balance sheet for liabilities arising from financing activities, to meet the disclosure requirement. The effective date for adoption of the amendments to IAS 7 is annual reporting periods beginning on or after January 1, 2017, though early adoption is permitted. The Group has evaluated the disclosure requirements of the amendment and the effect on the consolidated financial statements is not expected to be material.

IFRIC 23, Uncertainty over Income Tax Treatments: In June 2017, the International Accounting Standards Board issued IFRIC 23, Uncertainty over Income Tax Treatments. IFRIC 23 is to be applied while performing the determination of taxable profit (or loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12.

According to IFRIC 23, companies need to determine the probability of the relevant tax authority accepting each tax treatment, or group of tax treatments, that the companies have used or plan to use in their income tax filing which has to be considered to compute the most likely amount or the expected value of the tax treatment when determining taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates.

The standard permits two possible methods of transition:

•	Full retrospective approach – Under this approach, IFRIC 23 will be applied retrospectively to each prior reporting period presented in accordance with IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors

•	Retrospectively with cumulative effect of initially applying IFRIC 23 recognized by adjusting equity on initial application, without adjusting comparatives

The effective date for adoption of IFRC 23 is annual periods beginning on or after January 1, 2019, though early adoption is permitted. The Group is yet to evaluate the effect of IFRIC 23 on the consolidated financial statements.

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

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

The fair value of trademark and brand names acquired in business combinations is based on the discounted estimated royalty payments that are expected to be avoided as a result of the trademark / brand names being owned. The fair value of customer relationships acquired in a business combination is determined using the multi-period excess earnings method, whereby the subject asset is valued after deducting a fair return on all other assets that are part of creating the related cash flows. The fair value of non-compete agreements acquired in a business combination is determined using the comparative income differential method. The fair value of technology acquired in business combinations is determined using the replacement cost method and/or relief from royalty method.

The fair value of favorable lease term acquired in a business combination is determined by comparison of the terms of an acquiree’s leases with the market terms of leases of the same or similar items at the acquisition date.

c)	Non Derivative Financial Liabilities

Fair value is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest. For finance leases, the market rate of interest is determined by reference to similar lease agreements.

d)	Share Based Payment Transactions

The fair value of restricted stock units given under MakeMyTrip 2010 Share Incentive Plan (“Share Incentive Plan”) is calculated by multiplying the number of units given with the Company’s share price on the date of grant. Service conditions attached to the arrangements were not taken into account in measuring fair value.

The fair value of acquiree’s awards exchanged in a business combination was measured using Bermudan Binomial option pricing model, taking into account the terms and conditions upon which the awards were made. In applying the valuation model, it is required to determine the most appropriate inputs to the valuation model including the expected life of the appreciation right, volatility and dividend yield and making assumptions about them.

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

h)	Available for Sale financial asset

The fair value of the entitlement on future proceeds from sale of stake acquired in a business combination has been determined by assigning probabilities to Binomial Lattice Model and Discounted Cash Flow method. Measurement inputs include discount rate, expected term, volatility, expected dividend yield and share price movement trend.

i)	Investment in Associates

The fair value of Group’s shares, acquired as a result of a business combination, in an entity over which the Group has significant influence but not control is based on the enterprise value of that entity determined using the latest round of investment in that entity by market participants.

5)	FINANCIAL RISK MANAGEMENT

Overview

In the normal course of its business, the Group is exposed to liquidity, credit and market risk (interest rate and foreign currency risk).

Risk management framework

The Company’s board of directors has overall responsibility for the establishment and oversight of the Group’s risk management framework.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to maintain a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Group audit committee oversees how management monitors compliance with the Group’s risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by the Group. The Group audit committee is assisted in its oversight role by internal audit.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

Internal audit undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the audit committee.

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

Credit Risk

The Group’s exposure to credit risk is limited, as its customer base consists of a large number of customers and the majority of its collections from customers are made on an upfront basis at the time of consummation of the transaction. There is limited credit risk on sales made to corporate customers, incentives due from the airlines and its Global Distribution System (GDS) providers. The Group has not experienced any significant default in recovery from such customers.

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

Foreign Currency Risk

The Group is exposed to currency risk to the extent that there is a mismatch between the currencies in which sales and purchase of services and borrowings are denominated and the respective functional currencies of Group companies. The functional currencies of Group companies are primarily INR and USD. The currencies in which these transactions are primarily denominated are INR, USD, and Euro.

The Group currently does not have hedging or similar arrangements with any counter-party to cover its foreign currency exposure fluctuations in foreign exchange rates.

Interest Rate Risk

A majority of the financing of the Group has come from a mix of ordinary or convertible and redeemable preference shares with nominal dividends, proceeds from public offerings, proceeds from the issuance of the convertible notes and an overdraft facility with banks. The interest rates on the overdraft facility availed by the subsidiaries of the parent company are marginally higher than the interest rates on term deposits with the banks. Further, the interest rate on convertible notes was fixed. Accordingly, there is limited interest rate risk. The Group’s investments in majority of term deposits with banks are for short duration, and therefore do not expose the group to significant interest rate risk.

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

The Group’s business and financial performance are affected by the health of the Indian as well as worldwide travel industry, including changes in supply and pricing. Events specific to the air travel industry that could negatively affect the Group’s business include continued fare increases, travel-related strikes or labor unrest, fuel price volatility. Further, the heavy promotional schemes strategy followed by the new entrants and existing market players in the Indian Hotels Industry could negatively affect the Group’s hotels and packages business. The Group is also affected by economic conditions worldwide and in India, as poor economic conditions generally result in a reduction in travel volumes.

6)	OPERATING SEGMENTS

The Group has two reportable segments, as described below, which are the Group’s Lines of Business (LoBs). The LoBs offer different products and services, and are managed separately because the nature of products and methods used to distribute the services are different. For each of these LoBs, the Group’s Leadership team comprising of Group Chief Executive Officer, Chief Executive Officer- India, President, Group Chief Financial Officer, Chief Operating Officer- Online, Chief Products Officer, Chief Technology Officer, Chief Business Officer – Holidays, and Chief Human Resource Officer, reviews internal management reports. Accordingly, the Leadership team is construed to be the Chief Operating Decision Maker (CODM). LoBs assets, liabilities and expenses (other than service cost) are reviewed on an entity-wide basis by the CODM, and hence are not allocated to these LoBs. Segment revenue less service cost from each LoB are reported and reviewed by the CODM on a monthly basis.

The following summary describes the operations in each of the Group’s reportable segments:

1. Air ticketing: Primarily through internet based platforms, provides the facility to book international and domestic air tickets.

2. Hotels and packages: Through internet based platforms, call-centers and branch offices, provides holiday packages and hotel reservations. For internal reporting purposes, the revenue related to airline tickets issued as a component of a Company developed tour and package has been assigned to the hotels and packages segment and is recorded on a gross basis.

Other operations primarily include advertisement income from hosting advertisements on its internet web-sites, income from sale of rail and bus tickets and income from facilitating website access to a travel insurance company and other agents. The operations do not meet any of the quantitative thresholds to be a reportable segment for any of the periods presented in these consolidated financial statements.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

Information About Reportable Segments:

	For the Year Ended March 31
				Reportable segments
	Air ticketing			Hotels and packages			Total reportable segments			All others segments			Total
Particulars	2015	2016	2017	2015	2016	2017	2015	2016	2017	2015	2016	2017	2015	2016	2017
Revenues	74,325	78,172	118,514	220,512	251,713	314,254	294,837	329,885	432,768	4,825	6,169	14,848	299,662	336,054	447,616

Total segment revenue	74,325	78,172	118,514	220,512	251,713	314,254	294,837	329,885	432,768	4,825	6,169	14,848	299,662	336,054	447,616
Service cost	2,816	1,770	—	157,897	165,264	173,919	160,713	167,034	173,919	—	—	—	160,713	167,034	173,919

Segment revenue less service cost	71,509	76,402	118,514	62,615	86,449	140,335	134,124	162,851	258,849	4,825	6,169	14,848	138,949	169,020	273,697
Other income													853	1,014	363
Personnel expenses													(44,318)	(49,018)	(73,736)
Marketing and sales promotion expenses													(42,724)	(108,966)	(224,424)
Other operating expenses													(59,345)	(67,954)	(81,585)
Depreciation, amortisation and impairment													(7,955)	(10,923)	(29,702)
Finance income													3,168	1,586	45,268
Finance cost													(6,712)	(20,327)	(18,289)
Impairment in respect of an equity accounted investee													—	(959)	—
Share of loss of equity-accounted investees													(139)	(1,860)	(1,702)

Loss before tax													(18,223)	(88,387)	(110,110)

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

	Revenue			Non-Current Assets*
	For the Year Ended March 31			As at March 31
Particulars	2015	2016	2017	2016	2017
India	251,568	295,794	415,555	43,445	1,211,999
United States	8,296	6,504	2,382	31	23
South East Asia	18,167	10,132	11,115	22,419	7,719
Europe	11,672	12,698	9,184	3,222	—
Others	9,959	10,926	9,380	4,818	184

Total	299,662	336,054	447,616	73,935	1,219,925

*	Non-current assets presented above represent property, plant and equipment, intangible assets and goodwill, non-current tax assets, and other non-current assets (excluding financial assets).

In the year ended March 31, 2016, the Group changed the management reporting structure for analysing revenue based on geographical location of customers. In conjunction with that change, the Group now reports its geographical revenues and non-current assets for India, United States, South East Asia, Europe and Other countries. For comparability, the Group had reclassified prior year geographical segment revenues and non-current assets to reflect these changes. These reclassifications only affect segment reporting, and do not change the total consolidated revenue, operating loss, or net loss or total segment revenues or total segment financial results.

Major Customers:

Considering the nature of business, customers normally include individuals. Further, none of the corporate and other customers account for more than 10% or more of the Group’s revenues.

7)	BUSINESS COMBINATIONS

a) Acquisition of ibibo Group

On January 31, 2017, MakeMyTrip Limited (‘MMYT’) acquired 100% of the outstanding shares and voting interest of Ibibo Group Holdings (Singapore) Pte. Ltd. (‘ibibo Group’), a subsidiary of MIH Internet SEA Pte. Ltd. (‘Parent’) (which is jointly owned by Naspers Limited and Tencent Holdings Limited).

Through this acquisition, MMYT intends to bring together a bouquet of leading consumer travel brands in India, including MakeMyTrip, goibibo and redBus. MMYT aims to create one of the leading travel groups in India that provides a one-stop shop for all Indian travellers and serves as a critical partner for travel industry suppliers. The transaction is expected to unlock value for customers, supply partners and shareholders, by combining the complementary strengths of each business.

The operations of ibibo Group have been consolidated in the financial statements of the Group from January 31, 2017. In the year ended March 31, 2017, ibibo Group contributed revenue of USD 28,740 and loss of USD 26,470 to the Group’s result.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

If the acquisition had occurred on April 1, 2016, management estimates that consolidated revenue would have been USD 609,798 and consolidated loss for the year ended March 31, 2017 would have been USD 225,355. This unaudited pro-forma information is not necessarily indicative of the results of operations that would have occurred had the acquisition been made at the beginning of the period.

Consideration transferred

The following table summarises the acquisition date fair value of each class of consideration transferred:

Equity instruments issued to Parent (38,971,539 Class B shares)	1,178,792
Equity instruments issued to Parent (Option to exercise and acquire 413,035 ordinary shares)	3,741
Working capital infusion by the Parent	(83,260)
Replacement share-based payment awards	15,008
Total Consideration transferred	1,114,281

Equity instruments issued

The fair value of the 38,971,539 Class B shares issued was based on the listed share price of the Company on the date of closing after making adjustments for certain selling restrictions. Under the acquisition agreement, the Parent had an option to purchase 413,035 ordinary shares of MMYT at $21.19 per share, which was exercised by the Parent on January 31, 2017. The difference between the exercise price and the stock price on the date of closing (after making adjustments for certain selling restrictions) was considered as part of purchase consideration.

Working capital infusion by the Parent

As per the terms of the acquisition agreement, as a key condition to the completion of the transaction, the Parent of ibibo Group contributed its pro rata share of consolidated net working capital of USD 82,826 in cash to MMYT at the closing (which was subject to adjustments after completion). In May 2017, the Parent agreed to the working capital adjustment and total pro rate share contributed by the Parent is USD 83,260.

Replacement share-based payment awards

In accordance with the terms of the acquisition agreement, the Group exchanged share-based payment awards held by employees of ibibo Group (the acquiree’s awards) for equity-settled share-based payment awards of the Company (the replacement awards).

The replacement awards given in exchange of acquiree’s awards will have the same vesting schedule as was applicable to the ibibo Group employees before the acquisition. The fair value of the replacement awards on the date of acquisition was USD 26,021. The value of the replacement awards was USD 24,832, after taking into account estimated forfeiture rates. The consideration for the business combination includes USD 15,008 transferred to employees of Ibibo Group when the acquiree’s awards were substituted by the replacement awards, which relates to past service. The balance of USD 9,824 will be recognized as post-acquisition compensation cost over remaining vesting period of replaced awards. For further details on the replacement awards, refer note 33.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

Acquisition-related costs

The Group incurred acquisition related costs of USD 5,972 relating to external legal fees and due diligence cost. These amounts have been included in other operating expenses in the consolidated statement of profit or loss and other comprehensive income (loss) for the year ended March 31, 2017.

Identifiable assets acquired and liabilities assumed

The acquisition has been accounted for under the acquisition method of accounting in accordance with IFRS 3 “Business Combinations”. The assets and liabilities of ibibo Group were recorded at fair value at the date of acquisition.

The purchase price has been allocated based on management’s estimates and an independent appraisal of fair values as follows:

Property, plant and equipment	1,189
Intangible assets	153,860
Other non-current assets	20,499
Current assets and liabilities, net (including cash and cash equivalents of USD 19,988)	(12,309)
Employee benefits	(605)
Equity stake in an associate	2,060

Total identifiable net assets assumed	164,694
Non-controlling interest	(617)
Goodwill	950,204

Total purchase price	1,114,281

The fair value of the current assets acquired includes trade receivable with a fair value of USD 7,601.

The goodwill is attributable mainly to the skills and technical talent of ibibo Group’s work force and the synergies expected to be achieved from integrating the ibibo Group into the Group’s existing business. Goodwill recognized is not expected to be deductible for income tax purposes.

8)	INVESTMENT IN EQUITY-ACCOUNTED INVESTEES

a) My Guest House Accommodations Private Limited

In November 2011, the Company acquired 28.57% equity interest in My Guest House Accommodations Private Limited (MGH), engaged in the business of aggregation, sales and distribution of hotel room inventory with a special focus on budget lodging accommodations and serviced apartments. The Company paid cash consideration of USD 963 for the purchase of equity shares. Additionally, acquisition related expenses incurred by the Company amounted to USD 60. In January 2013, the Company acquired additional shares in MGH, increasing its stake to 38.34% through equity infusion of USD 642 paid in cash.

In the year ended March 31, 2016, The Company recognized an impairment loss of USD 959 in respect of its investment in MGH. The operations of MGH have been severely affected due to the increased competition from new entrants in the hotel aggregation market in India. Further, MGH had granted perpetual, transferable and irrevocable access of its technology platform license to the Company against diminution in the value of the investment in MGH. The Company had classified the license of USD 886 as capital work in progress under

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

intangible assets with a corresponding income in the statement of profit or loss and comprehensive income (loss) under “Other Income”. The license was valued using the replacement cost method.

b) Simplotel Technologies Private Limited

In December 2014, the Company acquired 16.96% equity interest in Simplotel Technologies Private Limited (Simplotel), which owns and operates www.simplotel.com, and is engaged in the business of building websites and booking engines for hotels. The Company paid cash consideration of USD 712 for the purchase of new shares. Further, in June 2015, the Company invested USD 469 for new shares of Simplotel, which increased its equity interest to 25.39%. In November 2015, the Company acquired additional equity interest for a cash consideration of USD 197, which increased its equity interest to 33.23%.

Further, in December 2016, the Company paid cash consideration of USD 590 for subscription of new compulsory convertible preference shares of Simplotel Technologies Private Limited.

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

e) Saaranya Hospitality Technologies Private Limited

In January 2017, the Company acquired 100% stake in ibibo Group (Refer note 7(a)). As of January 31, 2017, ibibo Group held 31.7% equity interest in Saaranya Hospitality Technologies Private Limited (‘Saaranya’), an entity operating in India, which provides a cloud based hotel sales management and inventory distribution platform to various hotels.

In March 2017, the Group paid cash consideration of USD 500 for subscription of new shares issued by Saaranya which has increased the equity interest of ibibo Group to 38.6%.

Summary financial information for individually immaterial associates are as follows:

	As at March 31
Particulars	2016	2017
Carrying amount of Company’s interests in associates	6,213	5,017

	For the Year ended March 31
Particulars	2015	2016	2017
Company’s share of loss in associates	(139)	(1,860)	(1,702)

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

9)	OTHER INVESTMENTS

	As at March 31
Particulars	2016	2017
Investment in equity securities	6,690	5,791

Total	6,690	5,791

These investments have been classified as “Available-for-sale Financial Assets” as per IAS 39 “Financial Instruments: Recognition and measurement”.

The Group’s exposure to risks and fair value measurement is disclosed in note 5 and 35.

10)	OTHER REVENUE

	For the Year Ended March 31
Particulars	2015	2016	2017
Advertising revenue	1,008	953	1,326
Facilitation fee	2,116	3,516	6,956
Commission on rail and bus reservation	985	946	5,823
Miscellaneous	716	754	743

Total	4,825	6,169	14,848

11)	OTHER INCOME

	For the Year Ended March 31
Particulars	2015	2016	2017
Claim received from vendor	283	24	—
Excess provision written back	570	—	93
Income on license acquired	—	886	—
Others	—	104	270

Total	853	1,014	363

12)	PERSONNEL EXPENSES

	For the Year Ended March 31
Particulars	2015	2016	2017
Wages, salaries and other short term employees benefits	28,358	31,001	42,073
Contributions to defined contribution plans	1,915	2,017	2,204
Expenses related to defined benefit plans	204	253	363
Equity settled share based payments	12,308	13,685	26,795
Employee welfare expenses	1,533	2,062	2,301

Total	44,318	49,018	73,736

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

13)	OTHER OPERATING EXPENSES

	For the Year Ended March 31
Particulars	2015	2016	2017
Travelling and conveyance	2,766	3,069	3,537
Communication	3,089	3,600	4,385
Repairs and maintenance	2,389	3,322	4,322
Rent	2,816	2,949	3,831
Legal and professional	3,597	3,707	11,395
Payment gateway and other charges	23,296	25,019	27,269
Website hosting charges	1,800	2,243	2,428
Net loss on disposal of property, plant and equipment	101	380	46
Outsourcing fees	13,888	16,055	16,920
Miscellaneous expenses	5,603	7,610	7,452

Total	59,345	67,954	81,585

14)	DEPRECIATION, AMORTIZATION AND IMPAIRMENT

	For the Year Ended March 31
Particulars	2015	2016	2017
Depreciation	2,434	2,724	5,149
Amortization	5,521	6,032	9,386
Impairment	—	2,167	15,167

Total	7,955	10,923	29,702

15)	FINANCE INCOME AND COSTS

	For the Year Ended March 31
Particulars	2015	2016	2017
Recognized in profit or loss
Interest income on term deposits	3,053	1,477	2,208
Other interest income	115	109	633
Net gain on change in fair value of derivative financial instrument	—	—	42,427

Finance income	3,168	1,586	45,268

Interest expense on financial liabilities measured at amortised cost	242	3,838	8,574
Change in financial liability	454	496	2
Cost related to convertible notes	—	775	—
Net foreign exchange loss	5,216	4,501	1,669
Impairment loss on trade and other receivables	210	984	1,771
Net loss on change in fair value of derivative financial instrument	—	9,017	—
Finance and other charges	590	716	6,273

Finance costs	6,712	20,327	18,289

Net finance income (costs) recognized in profit or loss	(3,544)	(18,741)	26,979

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

16)	INCOME TAX BENEFIT (EXPENSE)

Income Tax Recognized in Profit or Loss

	For the Year Ended March 31
Particulars	2015	2016	2017
Current tax expense
Current period	(186)	(178)	(237)

Current tax expense	(186)	(178)	(237)

Deferred tax benefit (expense)
Origination and reversal of temporary differences	62	4,343	1,928
Change in unrecognized deductible temporary differences	(3,995)	(4,335)	(1,908)
Utilization of previously unrecognised tax losses	3,984	15	24

Deferred tax benefit	51	23	44

Total income tax expense	(135)	(155)	(193)

Income Tax Recognized in Other Comprehensive Income

	For the Year Ended March 31
	2015			2016			2017
Particulars	Before tax	Tax (expense) benefit	Net of tax	Before tax	Tax (expense) benefit	Net of tax	Before tax	Tax (expense) benefit	Net of tax
Foreign currency translation differences on foreign operations	(776)	—	(776)	(565)	—	(565)	48,618	—	48,618
Net change in fair value of available-for-sale financial assets	1,965	—	1,965	752	—	752	(809)	—	(809)
Remeasurement of defined benefit (asset) liability	(142)	—	(142)	(149)	—	(149)	(266)	—	(266)

Total	1,047	—	1,047	38	—	38	47,543	—	47,543

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

Reconciliation of Effective Tax Rate

	For the Year Ended March 31
Particulars	2015		2016		2017
Loss for the year		(18,358)		(88,542)		(110,303)
Income tax expense		(135)		(155)		(193)

Loss before tax		(18,223)		(88,387)		(110,110)

Income tax benefit using the Company’s domestic tax rate	15.00%	2,733	15.00%	13,261	15.00%	16,517
Effect of tax rates in foreign jurisdictions	0.47%	(86)	9.81%	8,671	13.60%	14,978
Non deductible expenses	1.12%	(204)	2.84%	(2,508)	3.64%	(4,005)
Tax exempt income	1.16%	211	0.08%	74	5.99%	6,593
Utilization of previously unrecognised tax losses	21.86%	3,984	0.02%	14	0.02%	24
Current year losses for which no deferred tax asset was recognized	15.18%	(2,767)	17.35%	(15,334)	29.37%	(32,340)
Change in unrecognised temporary differences	21.92%	(3,995)	4.90%	(4,335)	1.73%	(1,908)
Others	0.06%	(11)	0.00%	2	0.05%	(52)

		(135)		(155)		(193)

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

17)	PROPERTY, PLANT AND EQUIPMENT

Particulars	Land	Building	Computers	Furniture and Fixtures	Office Equipment	Motor Vehicles	Leasehold Improvements	Diesel Generator Sets	Capital Work in Progress	Total
Cost
Balance as at April 1, 2015	857	514	8,767	193	1,076	961	3,889	9	—	16,266
Additions	—	2	2,969	44	301	398	1,488	—	14	5,216
Disposals	—	—	(543)	(21)	(22)	(201)	(538)	—	—	(1,325)
Effect of movements in foreign exchange rates	(63)	(38)	(502)	(6)	(58)	(58)	(187)	—	—	(912)

Balance as at March 31, 2016	794	478	10,691	210	1,297	1,100	4,652	9	14	19,245

Balance as at April 1, 2016	794	478	10,691	210	1,297	1,100	4,652	9	14	19,245
Acquisitions through business combination	—	—	880	126	105	59	19	—	—	1,189
Additions	—	—	3,026	283	600	382	2,071	—	2,701	9,063
Disposals*	—	—	(1,381)	(51)	(232)	(88)	(3,809)	—	—	(5,561)
Effect of movements in foreign exchange rates	18	11	323	12	40	36	29	—	74	543

Balance as at March 31, 2017	812	489	13,539	580	1,810	1,489	2,962	9	2,789	24,479

Depreciation and impairment loss
Balance as at April 1, 2015	—	110	4,653	85	699	311	1,504	4	—	7,366
Depreciation for the year	—	40	1,672	29	194	220	568	1	—	2,724
Disposals	—	—	(463)	(10)	(11)	(65)	(168)	—	—	(717)
Effect of movements in foreign exchange rates	—	(8)	(269)	(2)	(34)	(20)	(80)	—	—	(413)

Balance as at March 31, 2016	—	142	5,593	102	848	446	1,824	5	—	8,960

Balance as at April 1, 2016	—	142	5,593	102	848	446	1,824	5	—	8,960
Depreciation for the year	—	40	2,187	54	263	241	2,363	1	—	5,149
Disposals*	—	—	(1,365)	(28)	(224)	(27)	(3,483)	—	—	(5,127)
Effect of movements in foreign exchange rates	—	4	136	2	14	14	(7)	—	—	163

Balance as at March 31, 2017	—	186	6,551	130	901	674	697	6	—	9,145

Carrying amounts
As at April 1, 2015	857	404	4,114	108	377	650	2,385	5	—	8,900

As at March 31, 2016	794	336	5,098	108	449	654	2,828	4	14	10,285

As at April 1, 2016	794	336	5,098	108	449	654	2,828	4	14	10,285

Balance as at March 31, 2017	812	303	6,988	450	909	815	2,265	3	2,789	15,334

*	includes assets reclassified to assets held for sale with cost of USD 3,733 and accumulated depreciation of USD 3,443.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

18)	INTANGIBLE ASSETS AND GOODWILL

Particulars	Goodwill	Customer Relationship	Non- Compete	Brand / Trade Mark	Technology Related Development Cost	Software	Favourable Lease Contract Term	Capital work in progress	Total
Cost
Balance as at April 1, 2015	13,293	1,331	463	10,672	15,280	6,235	—	2,217	49,491
Acquisitions through business combination	—	—	—	—	—	—	—	1,220	1,220
Additions/Adjustment*	—	—	—	—	5,122	194	—	875	6,191
Effect of movements in foreign exchange rates	45	3	3	105	(353)	(309)	—	(102)	(608)

Balance as at March 31, 2016	13,338	1,334	466	10,777	20,049	6,120	—	4,210	56,294

Balance as at April 1, 2016	13,338	1,334	466	10,777	20,049	6,120	—	4,210	56,294
Acquisitions through business combination	950,204	2,200	—	134,500	16,500	411	249	—	1,104,064
Additions/Adjustment*	—	—	—	—	6,001	330	—	(89)	6,242
Effect of movements in foreign exchange rates	42,893	95	(6)	6,092	1,221	140	11	71	50,517

Balance as at March 31, 2017	1,006,435	3,629	460	151,369	43,771	7,001	260	4,192	1,217,117

Amortization and impairment
Balance as at April 1, 2015	—	505	134	2,999	6,897	2,956	—	—	13,491
Amortization for the year	—	61	190	1,303	3,468	1,010	—	—	6,032
Impairment for the year	—	—	—	—	684	—	—	1,483	2,167
Effect of movements in foreign exchange rates	—	1	3	28	(162)	(159)	—	7	(282)

Balance as at March 31, 2016	—	567	327	4,330	10,887	3,807	—	1,490	21,408

Balance as at April 1, 2016	—	567	327	4,330	10,887	3,807	—	1,490	21,408
Amortization for the year	—	214	51	3,475	4,734	906	6	—	9,386
Impairment for the year	9,625	—	70	4,885	16	—	—	571	15,167
Effect of movements in foreign exchange rates	—	(1)	(5)	53	244	100	—	38	429

Balance as at March 31, 2017	9,625	780	443	12,743	15,881	4,813	6	2,099	46,390

Carrying amounts
As at April 1, 2015	13,293	826	329	7,673	8,383	3,279	—	2,217	36,000

As at March 31, 2016	13,338	767	139	6,447	9,162	2,313	—	2,720	34,886

As at April 1, 2016	13,338	767	139	6,447	9,162	2,313	—	2,720	34,886

Balance as at March 31, 2017	996,810	2,849	17	138,626	27,890	2,188	254	2,093	1,170,727

*	Represents addition of USD 5,912 (March 31, 2016: USD 5,949) to capital work in progress, adjusted for amounts capitalized out of capital work in progress amounting to USD 6,001 (March 31, 2016: USD 5,074)

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

Impairment testing for CGUs containing goodwill

For the purpose of impairment testing, goodwill is allocated to a CGU representing the lowest level within the Group at which goodwill is monitored for internal management purposes, and which is not higher than the Group’s operating segment. Goodwill as at March 31, 2017 has been allocated as follows:

	As at March 31
Particulars	2016	2017
ibibo Group—Go ibibo	—	838,465
ibibo Group—redBus	—	154,718
Hotel Travel Group	9,625	—
Luxury Tours & Travel Pte Ltd	2,408	2,322
ITC Group	1,305	1,305

Total	13,338	996,810

The recoverable amount of the CGU was based on its value in use and was determined by discounting the future cash flows to be generated from the continuing use of the CGU. These calculations use cash flow projections over a period of five to seven years, based on next year financial budgets approved by management, with extrapolation for the remaining period, and an average of the range of assumptions as mentioned below. The key assumptions used for the calculations are as follows:

As at March 31,
	2016	2017
Discount rate	19 - 20%	12 - 22%
Terminal value growth rate	3.5 - 4%	3.5 - 4%
Average EBITDA margin (5-7 years)	5 - 31%	(20.7) - 28.4%

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of a comparable market participant, which is adjusted for specific risks. These estimates are likely to differ from future actual results of operations and cash flows.

Based on the above, no impairment was identified as of March 31, 2017 (except for Hotel Travel Group) as the recoverable value of the CGUs exceeded the carrying value. With regard to the assessment of value-in use for Luxury Tours and Travels Pte Ltd and ITC group, no reasonably possible change in any of the above key assumptions would cause the carrying amount of these units to exceed their recoverable amount. For ibibo Group - Go ibibo, the recoverable amount exceeds the carrying amount by approximately 8.41% as of March 31, 2017. An increase of 0.74% in discount rate and a decrease of EBIDTA as a percentage of revenue by 1.62% shall equate the recoverable amount with the carrying amount of the ibibo Group - Go ibibo. For ibibo Group - redBus, the recoverable amount exceeds the carrying amount by approximately 5.76% as of March 31, 2017. An increase of 0.42% in discount rate and a decrease of EBIDTA as a percentage of revenue by 1.08% shall equate the recoverable amount with the carrying amount of the ibibo Group – redBus.

In November, 2012, MMYT acquired 100% stake in the companies in the ‘Hotel Travel Group’ (HT Group). HT Group, with the brand ‘Hotel Travel’ and the website www.hoteltravel.com, a well-established travel company in South East Asia had its presence in Thailand, Singapore and Malaysia, where it had an operating history of over a decade. The Company recorded Goodwill of USD 9,625 in accordance with IFRS 3 “Business Combinations” which represented excess of the cost of acquisition over the Group’s share in the fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities on the date of acquisition.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

Pursuant to the acquisition of ibibo Group (refer note 7(a)), as part of its business strategy the Group envisaged that it wants to focus on capturing the Indian domestic market and international hotel market for travelers originating from India as it provides higher growth and improved margin prospects. Accordingly, as a result of the revamped strategy, in February 2017, the management of the Company decided to curtail its operation in HT Group as it no longer intends to render online hotels services to customers originating from HT Group’s operations.

The recoverable amount of this CGU was based on its value in use, determined by discounting the future cash flows to be generated from the continuing use of the CGU. The carrying amount of the CGU was determined to be higher than its recoverable amount, accordingly, an impairment loss of USD 14,580 was recognised. The impairment loss was fully allocated to goodwill, non-compete intangible assets and brands associated with HT Group’s operations.

19)	TAX ASSETS AND LIABILITIES

Unrecognized Deferred Tax Assets

Deferred tax assets have not been recognized in respect of the following items:

	As at March 31
Particulars	2016	2017
Deductible temporary differences	12,835	25,261
Minimum alternate tax	731	746
Tax loss carry forwards	21,740	119,481

Total	35,306	145,488

During the year ended March 31, 2015, 2016 and 2017, the Company did not recognize deferred tax assets on tax losses and other temporary differences because a trend of future profitability is not yet clearly discernible. Further, deferred tax assets have been recognised only to the extent of deferred tax liabilities. The above tax losses expire at various dates ranging from 2021 to 2036.

Recognized Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities are attributable to the following:

	As at March 31
	Assets		Liabilities		Net
Particulars	2016	2017	2016	2017	2016	2017
Property, plant and equipment	—	—	(453)	(75)	(453)	(75)
Intangible assets	—	—	(1,469)	(37,674)	(1,469)	(37,674)
Tax loss carry forwards	1,719	37,590	—	—	1,719	37,590

Deferred tax assets/(liabilities)	1,719	37,590	(1,922)	(37,749)	(203)	(159)
Set off	(1,719)	(37,590)	1,719	37,590	—	—

Net deferred tax assets/(liabilities)	—	—	(203)	(159)	(203)	(159)

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

Movement in Temporary Differences during the Year

Particulars	Balance as on April 1, 2015	Recognised in profit or loss	Recognised in other comprehensive income	Effects of movement in foreign exchange rates	Balance as on March 31, 2016	Acquired in business combination	Recognised in profit or loss	Recognised in other comprehensive income	Effects of movement in foreign exchange rates	Balance as on March 31, 2017
Property, plant and equipment	(337)	(136)	—	20	(453)	—	374	—	4	(75)
Intangible assets	(1,971)	463	—	39	(1,469)	(34,301)	(943)	—	(961)	(37,674)
Tax loss carry forwards	2,082	(304)	—	(59)	1,719	34,301	613	—	957	37,590

Total	(226)	23	—	—	(203)	—	44	—	—	(159)

20)	TRADE AND OTHER RECEIVABLES

	As at March 31
Particulars	2016	2017
Trade and other receivables, net	24,515	29,003
Due from employees	192	109
Security deposits, net	3,555	7,575
Interest accrued on term deposits	906	597

Total	29,168	37,284

Non-current	946	2,176
Current	28,222	35,108

Total	29,168	37,284

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

21)	CASH AND CASH EQUIVALENTS

	As at March 31
Particulars	2016	2017
Cash in hand	209	88
Funds in transit	16,237	22,348
Bank balances	36,963	59,262
Term deposits	25	20,006

Cash and cash equivalents	53,434	101,704

Bank overdrafts used for cash management purposes	7,161	—

Cash and cash equivalents in the statement of cash flows	46,273	101,704

Funds in transit represents the amount collected from customers through credit cards /Net Banking which is outstanding as at the year end and credited to Group’s bank accounts subsequent to the year end.

The Group’s exposure to interest rate risk and a sensitivity analysis for financial assets and financial liabilities is disclosed in note 5 and 35.

22)	TERM DEPOSITS

	As at March 31
Particulars	2016	2017
Term deposits	169,312	95,673

Total	169,312	95,673

Non-current	20,757	20,162
Current	148,555	75,511

Total	169,312	95,673

As of March 31, 2017, term deposits include USD 90 (March 31, 2016: USD 471) against which mainly letters of credit have been issued to various airlines.

As of March 31, 2017, term deposits include USD 1,200 (March 31, 2016: USD 9,584) pledged with banks against bank guarantees and bank overdraft facility.

23)	OTHER CURRENT ASSETS

	As at March 31
Particulars	2016	2017
Advance to vendors	44,385	46,029
Prepaid expenses	2,885	3,500
Prepaid lease rentals	96	268
Other assets	3,775	435

Total	51,141	50,232

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

The carrying amount of the convertible notes on initial recognition was adjusted to defer the difference between the fair value and the transaction price. This deferred difference is being subsequently recognized as a gain or loss over the period of maturity of the convertible notes. As of March 31, 2017, other assets include current portion of deferred difference of USD Nil (March 31, 2016: USD 1,239) (refer note 28).

24)	ASSETS HELD FOR SALE

Assets classified as held for sale includes:

Particulars	As at March 31
	2016	2017
Property, plant and equipment	—	302

Total	—	302

These assets mainly include leasehold improvements which were subsequently sold in April 2017.

The fair value of these assets has been categorized under Level 3 of the fair value hierarchy which has been determined based on the consideration agreed with the buyer.

25)	OTHER NON-CURRENT ASSETS

	As at March 31
Particulars	2016	2017
Prepaid lease rentals	656	2,833
Indirect tax paid	10,191	11,410
Prepaid expenses	53	315
Receivable from related party	—	15,100
Other assets	4,702	—

Total	15,602	29,658

Indirect tax paid represents service tax paid under protest. In the year ended March 31, 2016, an investigation was initiated by Directorate General of Central Excise Intelligence (DGCEI) for certain service tax matters in India. On September 1, 2016, the Delhi High Court has ordered for a refund of the entire amount deposited under protest within 4 weeks from the date of the order. However, DGCEI has filed an appeal against the order of the High Court before the Supreme Court of India with an application to stay the grant of refund. The stay on refund was granted and the proceedings in this matter are still under progress. The Company believes that it has a strong case in its favor based on its counsels’ opinions and no reserve is required to be set-up as at March 31, 2017.

As of March 31, 2017, receivable from related party represents entitlement received by the Company on future proceeds from sale of stake in an Indian entity, engaged in the business-to-business online travel industry, from the Parent of the ibibo Group pursuant to the acquisition of ibibo Group (refer note 7(a)). This entitlement has been classified as “Available-for-sale Financial Assets” as per IAS 39 “Financial Instruments: Recognition and measurement”. The Group’s exposure to risks and fair value measurement is disclosed in note 5 and 35.

As of March 31, 2017, other assets represents non-current portion of deferred difference of USD Nil; (March 31, 2016: USD 4,702) (refer note 23 and 28).

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

26)	CAPITAL AND RESERVES

A. Share Capital and Share Premium

	Ordinary Shares*			Class B Shares*
Particulars	Number	Share capital	Share premium	Number	Share capital	Share premium
Balance as at April 1, 2015	41,965,379	21	242,662	—	—	—
Reissue of own shares	274,135	—	1,645	—	—	—
Own shares acquired	(768,357)	—	—	—	—	—
Shares issued during the year on exercise of share based awards	235,271	—	4,425	—	—	—

Balance as at March 31, 2016	41,706,428	21	248,732	—	—	—

Balance as at April 1, 2016	41,706,428	21	248,732	—	—	—
Own shares acquired	(144,131)	—	—	—	—	—
Shares issued during the year on exercise of share based awards	873,834	1	18,275	—	—	—
Reissue of own shares on conversion of convertible notes	659,939	—	999	—	—	—
Issue of ordinary shares on conversion of convertible notes	9,197,089	5	148,101	—	—	—
Issued in business combination	413,035	—	12,493	38,971,539	19	1,178,773

Balance as at March 31, 2017	52,706,194	27	428,600	38,971,539	19	1,178,773

*	Par value of USD 0.0005 per share

i. Ordinary shares

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

During the fiscal year March 31, 2017, the Company purchased 144,131 of its own shares from the open market at the prevailing market price for USD 2,050, including directly attributable costs.

In October, 2016, the Company re-issued 659,939 of its own shares and issued 9,197,089 new ordinary shares upon conversion of convertible notes (refer note 28).

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

In January 2017, the Company issued 38,971,539 Class B shares and 413,035 ordinary shares as part of the acquisition of ibibo Group (Refer note 7(a)).

The Company presently has ordinary shares and Class B Convertible Ordinary Shares (“Class B Shares”) which are classified as equity with par value of $0.0005 per share. The terms of issue generally provide that the Class B Shares issued to any shareholder will have the same powers and relative participation rights as ordinary shares of the Company and shall vote together with ordinary shares as a single class on all matters on which the Company shareholders are entitled to vote, except as required by applicable law. The Class B Shares will be convertible into an equal number of ordinary shares, which shall be fully paid, non-assessable and free of any preemptive rights, of the Company on demand at the election of the holder, and will be automatically converted into an equal number of ordinary shares upon the transfer of Class B Shares to another party. For all matters submitted to vote in a shareholders meeting of the Company, every holder of an ordinary share as reflected in the records of the Company on the date of the shareholders meeting shall have one vote in respect of each share held.

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

B. Nature and purpose of reserves

i. Foreign currency translation reserve

The translation reserve comprises foreign currency differences arising from the translation of the financial statements of the Indian, Singapore, Malaysia, Hong Kong, the Netherlands, Thailand, U. A.E, Israel, Peru, Columbia, Bangladesh and China subsidiaries.

ii. Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the assets are derecognised or impaired.

iii. Share-based payment transactions reserve

Share-based payment transactions reserve comprise the value of equity-settled share based payment transactions provided to employees including key management personnel, as part of their remuneration.

iv. Reserve for own shares

The reserve for the Company’s treasury shares comprises the cost of the Company’s shares held by the Group.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

27)	LOSS PER SHARE

The following is the reconciliation of the loss attributable to ordinary shareholders (including Class B shareholders) and weighted average number of ordinary shares (including Class B shares) used in the computation of basic and diluted loss per share for the year ended March 31, 2015, 2016 and 2017:

	For the Year Ended March 31
Particulars	2015	2016	2017
Loss attributable to ordinary shareholders (including Class B shareholders)	(18,252)	(88,518)	(110,168)
Weighted average number of ordinary shares (including Class B shares) outstanding used in computing basic loss per share	41,808,897	41,714,518	52,607,986
Weighted average number of ordinary shares (including Class B shares) outstanding used in computing dilutive loss per share	41,808,897	41,714,518	52,607,986
Loss per share (USD)
Basic	(0.44)	(2.12)	(2.09)
Diluted	(0.44)	(2.12)	(2.09)

As at March 31, 2017, 3,319,322 (March, 2016: 2,547,777 and March 2015: 2,334,927) employees share based awards were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

For the year ended March 31, 2017, 5,428,117 (March, 2016: 1,946,604 and March 2015: Nil) ordinary shares issuable on conversion of convertible notes, were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

28)	LOANS AND BORROWINGS

This note provides information about the contractual terms of Group’s interest bearing loans and borrowings, which are measured at amortized cost/fair value. For more information about the Group’s exposure to interest rate, foreign currency and liquidity risk, see note 5 and 35.

	As at March 31
Particulars	2016	2017
Non-current liabilities
Secured bank loans	442	523
Convertible notes (including fair value of conversion option)	194,841	—

Non-current portion of loans and borrowings	195,283	523

	As at March 31
Particulars	2016	2017
Current liabilities
Current portion of secured bank loans	152	226
Convertible notes (including fair value of conversion option)	1,858	—
Current portion of finance lease liabilities	7	—

Current portion of loans and borrowings	2,017	226

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

Convertible Notes

In January 2016, the Company issued 4.25% convertible notes of USD 180,000 in two tranches to Ctrip.com International, Ltd. (‘Ctrip’), which are redeemable after 5 years at par value. The Company incurred USD 2,730 as transaction costs during the year ended March 31, 2016 on issuance of the convertible notes. The convertible notes can also be converted into ordinary shares of the Company at any time till the maturity of the convertible notes at the option of the holder at the conversion price of USD 21.45 per share. Interest on the convertible notes is payable on semi-annually basis.

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

Fair value of liability component and derivative as at inception:

Particulars
Fair value of liability component at inception	133,321
Fair value of derivative at inception	52,912
Proceeds from issue of convertible notes	(180,000)

Deferred difference	6,233

During the year ended March 31, 2017, the Company has recognized an expense of USD 5,941 (March 31, 2016: USD 292) on account of amortization of the deferred difference explained above.

The carrying amount of the deferred difference as at March 31, 2017 is USD Nil (March 31, 2016: USD 5,941) and is disclosed under other current and non-current assets (Refer note 23 and 25).

The carrying amount of the liability component is summarized below:

Particulars	As at March 31, 2016
Fair value of liability component at inception	133,321
Transactions costs	(1,954)
Accretion of interest	3,403

Carrying amount of liability as at March 31, 2016	134,770

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

The carrying amount of derivative is summarized below:

Particulars	As at March 31, 2016
Fair value of derivative at inception	52,912
Net loss on change in fair value of derivative	9,017

Carrying amount of derivative as at March 31, 2016	61,929

On October 18, 2016, the Company announced an agreement to acquire 100% equity stake in ibibo Group, a leading online travel company in India, from Parent (refer note 7 (a)). Further, Ctrip delivered a notice of adjustment of conversion rate to the Company on October 18, 2016 and pursuant to this, the Company issued 9,857,028 ordinary shares (including 1,465,420 additional shares) to Ctrip in accordance with the terms of the convertible notes agreement.

The carrying amount of the liability component is summarized below:

Particulars	As at March 31, 2017
Carrying amount of liability at the beginning of the year	134,770
Accretion of interest	8,210
Payment of interest	(3,749)
Conversion of notes during the year	139,231

Carrying amount of liability as at March 31, 2017	Nil

The carrying amount of derivative is summarized below:

Particulars	As at March 31, 2017
Carrying amount of derivative at the beginning of the year	61,929
Net gain on change in fair value of derivative	(42,427)
Conversion of notes during the year	19,502

Carrying amount of derivative as at March 31, 2017	Nil

Terms and debt repayment schedule of bank loans and finance lease liabilities:

Terms and conditions of outstanding loans were as follows:

				As at March 31, 2016		As at March 31, 2017
Particulars	Currency	Interest rate	Year of maturity	Original value	Carrying amount	Original value	Carrying amount
Secured bank loans	INR	9% - 13%	2015 - 2022	760	594	1,080	749
Finance lease liabilities	THB	4.35% - 7.60%	2015 - 2016	50	7	51	—

The bank loans are secured over motor vehicles with a carrying amount of USD 689 as at March 31, 2017 (March 31, 2016: USD 555).

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

The finance lease liabilities are secured over motor vehicles with a carrying amount of USD Nil as at March 31, 2017 (March 31, 2016: USD 7).

Finance Lease Liabilities

Finance lease liabilities are as follows:

	As at March 31, 2016			As at March 31, 2017
Particulars	Future minimum lease payments	Interest	Present value of minimum lease payments	Future minimum lease payments	Interest	Present value of minimum lease payments
Less than one year	8	1	7	—	—	—
Between one and five years	—	—	—	—	—	—
More than five years	—	—	—	—	—	—

Total	8	1	7	—	—	—

The Group has taken certain vehicles on lease which have an option for the Group to purchase the vehicles as per terms of the lease agreements.

Credit Facility

The group has fund based limits with various banks amounting to USD 5,401 as at March 31, 2017 (March 31, 2016: USD 12,844). The group has drawn down from its outstanding limit amounting to USD Nil as at March 31, 2017 (March 31, 2016: USD 7,161) (refer note 21).

29)	OTHER CURRENT LIABILITIES

	As at March 31
Particulars	2016	2017
Statutory liabilities	2,070	4,037
Deferred rent liabilities	49	13
Other liabilities	398	4

Total	2,517	4,054

30)	OTHER NON-CURRENT LIABILITIES

	As at March 31
Particulars	2016	2017
Deferred rent liabilities	770	1,027

Total	770	1,027

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

31)	DEFERRED REVENUE

	As at March 31
Particulars	2016	2017
Global Distribution System providers	1,439	1,809
Loyalty programme	1,604	1,032
Others	449	469

Total	3,492	3,310

Non-current	1,407	265
Current	2,085	3,045

Total	3,492	3,310

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

Further, when loyalty programmes are used as part of the Group’s customer inducement/ acquisition programs, the related cost for providing discounted products/services is recognized as marketing and sales promotion expense, accordingly, the amounts allocated to such loyalty programme are classified as marketing and sales promotion expense payable included under accrued expenses in note 34.

32)	EMPLOYEE BENEFITS

	As at March 31
Particulars	2016	2017
Net defined benefit asset	—	229

Total employee benefit asset	—	229

Net defined benefit liability	1,085	1,594
Other long term employee benefit (liability for compensated absences)	556	1,352

Total employee benefit laibilities	1,641	2,946

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

Defined Benefit Plan

The Group’s gratuity scheme for the employees of its Indian subsidiaries (MakeMyTrip (India) Private Limited and Ibibo Group Private Limited) is a defined benefit plan. The plan in Ibibo Group Private Limited (‘GI India’) is funded and plan in MakeMyTrip (India) Private Limited (‘MMT India’) is unfunded. Gratuity is paid as a lump sum amount to employees at retirement or termination of employment at an amount based on the respective employee’s eligible salaries and the years of employment with the Group.

A.	Movement in the net defined benefit (asset) liability

The following table shows a reconciliation from the opening balances to the closing balances for the net defined (asset) liability and its components.

Particulars	Defined benefit obligation		Fair value of plan assets		Net defined benfit (asset) liability
	2016	2017	2016	2017	2016	2017
Balance as at April 1	864	1,085	—	—	864	1,085
Acquired through business combination	—	583	—	(806)	—	(223)

Included in profit or loss
Current service costs	194	284	—	—	194	284
Interest cost (income)	59	85	—	(6)	59	79

	253	369	—	(6)	253	363

Included in other comprehensive income
Remeasurement loss (gain) :
—Actuarial loss (gain) arising from :
—demographic assumptions	—	(12)	—	—	—	(12)
—financial assumptions	9	16	—	—	9	16
—experiencee adjustment	140	284	—	—	140	284
—Return on plan assets excluding interest income	—	—	—	(22)	—	(22)

	149	288	—	(22)	149	266

Effects of movement in exchange rates	(50)	68	—	(38)	(50)	30

Other
Benefits paid	(131)	(157)	—	1	(131)	(156)
Balance as at March 31	1,085	2,236	—	(871)	1,085	1,365

Represented by:					2016	2017
Net defined benefit laibility (MMT India)					1,085	1,594
Net defined benefit asset (GI India)					—	(229)

B.	Plan assets

Plan assets comprise the following:

Particulars	As at March 31, 2017
Funds managed by the insurer	100%

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

C.	Actuarial Assumptions

Principal actuarial assumptions are given below:

	As at March 31
	2016	2017
Discount rate (per annum)	7.60%	6.70%
Future salary increases (per annum)	11.00%	10.00% - 11.00%
Retirement age (years)	58	58-60
Withdrawal rates	25.00%	25.00%

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

The salary growth rate takes into account inflation, seniority, promotion and other relevant factors on long-term basis.

D.	Sensitivity analysis

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

Particulars	For the year ended March 31, 2016		For the year ended March 31, 2017
	Increase	Decrease	Increase	Decrease
Discount rate (1% movement)	(41)	45	(88)	95
Future salary growth (1% movement)	37	(36)	80	(77)
Withdrawal rate (10% movement)	(102)	153	(200)	302

33)	SHARE BASED PAYMENT

Description of the Share-Based Payment Arrangements

Share Option Programme (Equity-Settled)

a)	MakeMyTrip.com Equity Option Plan

In 2000, the Group approved a share option programme in Mauritius, named the MakeMyTrip.com Equity Option Plan (“MMT ESOP Plan”). In June 2009, this plan was expanded in order to issue share options to employees of subsidiaries and directors of the Group. The Group replaced certain share options to acquire shares in its Indian subsidiary held by employees at its subsidiaries with options granted under the MMT ESOP Plan. Total options granted under this plan were 2,703,810 during the year ended March 31, 2010. No options were granted during the year ended March 31, 2015, 2016 and 2017.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

The number and weighted average exercise price of share options under MMT ESOP plan are as follows:

	Weighted Average Exercise Price per share (USD)	Number of Options	Weighted Average Exercise Price per share (USD)	Number of Options	Weighted Average Exercise Price per share (USD)	Number of Options
	For the Year Ended March 31
Particulars	2015	2015	2016	2016	2017	2017
Outstanding at beginning of the year	1.49	478,918	1.47	382,439	1.45	379,939
Forfeited and expired during the year	—	—	—	—	—	—
Granted during the year	—	—	—	—	—	—
Exercised during the year	1.57	(96,479)	5.39	(2,500)	3.64	(46,818)
Outstanding at the end of the year	1.47	382,439	1.45	379,939	1.14	333,121
Exercisable at the end of the year	1.47	382,439	1.45	379,939	1.14	333,121

The options outstanding at March 31, 2017 have an exercise price per share in the range of USD 0.4875 to USD 1.9765 (March 31, 2016: USD 0.4875 to USD 5.057 and March 31, 2015: USD 0.4875 to USD 5.3940) and a weighted average contractual life of 3 months (March 31, 2016: 1 year and 3 months and March 31, 2015: 2 years and 3 months).

During the year ended March 31, 2017, share based payment expense for these options recognized under personnel expenses (refer note 12) amounted to Nil (March 31, 2016: Nil and March 31, 2015: Nil).

b)	Share Incentive Plan

In 2010, the Group approved a share incentive plan in Mauritius, named the MakeMyTrip 2010 Share Incentive Plan (“Share Incentive Plan”). During the year ended March 31, 2015, 2016 and 2017, the Group granted restricted share units, or RSUs, under the plan to eligible employees. Each RSU represents the right to receive one common share.

Terms and Conditions of the Share Incentive Plan

The terms and conditions relating to the grants under Share Incentive Plan are given below:

Grant date/Employees entitled	Number of instruments	Vesting conditions	Contractual life of RSUs
RSUs granted during the year ended March 31, 2015	845,507	Refer notes	4 – 8 years
RSUs granted during the year ended March 31, 2016	947,516	Refer notes	4 – 8 years
RSUs granted during the year ended March 31, 2017	4,481,294	Refer notes	4 – 10 years

Note:

1. Of the RSU granted during the year ended March 31, 2017:

•	Nil (March 31, 2016: Nil and March 31, 2015: 438,801) RSUs have 33.33% graded vesting each year over a 3 year period.

•	3,348,389 (March 31, 2016: 936,658 and March 31, 2015: 404,721) RSUs have graded vesting over 4 years: 10% on the expiry of 12 months from the grant date, 20% on the expiry of 24 months from the grant date, 30% on the expiry of 36 months from the grant date, 40% on the expiry of 48 months from the grant date.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

•	3,000 (March 31, 2016: 2,458 and March 31, 2015: 1,985) RSUs were fully vested on the grant date.

•	These RSUs can be exercised within a period of 48 months from the date of vesting.

2. 8,400 RSUs granted in the year ended March 31, 2016 have graded vesting over 2 years: 3,600 on the expiry of 12 months from the grant date, 4,800 on the expiry of 24 months from the grant date and exercisable within a period of 6 months from the date of vesting.

3. In connection with the acquisition of ibibo Group, the Group exchanged share-based payment awards held by the employees of the ibibo Group for 1,129,905 RSUs. (Refer note 7(a)). These RSUs can be exercised with in a period of 10 years from the grant date i.e. January 31, 2017.

The number and weighted average exercise price of RSUs under the share incentive plan are as follows:

	Weighted Average Exercise Price per share (USD)	Number of Awards	Weighted Average Exercise Price per share (USD)	Number of Awards	Weighted Average Exercise Price per share (USD)	Number of Awards
	For the Year Ended March 31
Particulars	2015	2015	2016	2016	2017	2017
Outstanding at beginning of the year	0.0005	1,872,930	0.0005	2,330,743	0.0005	2,867,713
Granted during the year	0.0005	845,507	0.0005	947,516	0.0005	4,481,294
Forfeited and expired during the year	0.0005	(175,551)	0.0005	(177,775)	0.0005	(154,805)
Exercised during the year	0.0005	(212,143)	0.0005	(232,771)	0.0005	(827,016)
Outstanding at the end of the year	0.0005	2,330,743	0.0005	2,867,713	0.0005	6,367,186
Exercisable at the end of the year	0.0005	734,716	0.0005	1,138,321	0.0005	1,325,558

The RSUs outstanding at March 31, 2017 have an exercise price per share of USD 0.0005 (March 31, 2016: USD 0.0005 and March 31, 2015: USD 0.0005) and a weighted average contractual life of 6.2 years (March 31, 2016: 4.5 years and March 31, 2015: 4.7 years).

During the year ended March 31, 2017, share based payment expense recognized under personnel expenses (refer note 12) amounted to USD 26,620 (March 31, 2016: USD 13,685 and March 31, 2015: USD 12,308) for the RSUs granted under the share incentive plan.

c)	Bona Vita Employees Stock Option Plan 2016

In 2016, one of the Group’s subsidiary approved a share incentive plan in India, named the Bona Vita Employees Stock Option Plan 2016 (“Bona Vita ESOP Plan”). During the year ended March 31, 2017, the subsidiary granted 25,032 employees stock options, or ESOPs, under the plan to eligible employees. Each ESOP represents the right to receive one common share of the subsidiary.

ESOPs have graded vesting over 4 years from the grant date with first vesting date after one year from the grant date. The contractual life of the ESOPs granted under this plan is 10 years from the vesting date. The ESOPs outstanding at March 31, 2017 have an exercise price per share of USD 0.0154 and a weighted average contractual life of 11.1 years.

During the year ended March 31, 2017, share based payment expense recognized under personnel expenses (refer note 12) amounted to USD 175 for the ESOPs granted under the Bona Vita ESOP plan.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

The number and weighted average exercise price of Employee stock options under the Bona Vita ESOP Plan are as follows:

	Weighted Average Exercise Price per share (USD)	Number of Awards
	For the Year Ended March 31
Particulars	2017	2017
Outstanding at beginning of the year	—	—
Granted during the year	0.0154	25,032
Forfeited and expired during the year	0.0154	(3,321)
Exercised during the year	0.0154	—
Outstanding at the end of the year	0.0154	21,711
Exercisable at the end of the year	—	—

Inputs for Measurement of Grant Date Fair Values of Bona Vita ESOP Plan

For the Year Ended March 31
Fair value of RSU and assumptions	2017
Share price (USD)	14.68
Exercise price (USD)	0.0154
Expected volatility	41.67% – 43.56%
Expected term	10 years
Expected dividends	—
Risk-free interest rate	7.55% –7.72%

34)	TRADE AND OTHER PAYABLES

	As at March 31
Particulars	2016	2017
Other trade payables	33,164	38,539
Accrued expenses	29,350	47,591
Advance from customers	47,782	40,583
Advance from vendor	—	364

Total	110,296	127,077

The Group’s exposure to currency and liquidity risk related to trade and other payables is disclosed in note 5 and 35.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

35)	FINANCIAL INSTRUMENTS

Credit Risk

Exposure to Credit Risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	As at March 31
Particulars	2016	2017
Trade and other receivables	29,168	37,284
Other assets	2,536	15,535
Term deposits	169,312	95,673
Cash and cash equivalents (except cash in hand)	53,225	101,616

Total	254,241	250,108

The maximum exposure to credit risk for trade and other receivables at the reporting date by geographic region was:

	As at March 31
Particulars	2016	2017
India	19,281	27,692
Thailand	3,190	3,994
Malaysia	3,029	803
Singapore	1,730	2,001
Netherlands	1,016	65
Others	922	2,729

Total	29,168	37,284

The maximum exposure to credit risk for trade and other receivables and term deposits at the reporting date by type of counterparty was:

	As at March 31
Particulars	2016	2017
Airlines	9,788	13,556
Retail customers	8,918	7,047
Corporate customers	5,324	6,983
Deposit with hotels and others	3,555	7,576
Term deposits with bank	169,312	95,673
Others	1,583	2,122

Total	198,480	132,957

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

Impairment Losses

The age of trade and other receivables and term deposits at the reporting date was:

	As at March 31
	2016		2017
Particulars	Gross	Impairment	Gross	Impairment
Not past due	189,472	—	124,596	—
Past due 0-30 days	3,979	—	4,287	—
Past due 30-120 days	3,016	—	2,919	—
More than 120 days	3,528	1,515	3,699	2,544

Total	199,995	1,515	135,501	2,544

The movement in the allowance for impairment loss in respect of trade and other receivables during the year was as follows:

	For the year ended March 31
Particulars	2016	2017
Balance at the beginning of the year	1,005	1,515
Acquisition through business combination	—	182
Provision for impairment loss	984	973
Amounts written off against the allowance	(446)	(145)
Effects of movement in exchange rate	(28)	19
Balance at the end of the year	1,515	2,544

Allowance for doubtful debts mainly represents amounts due from airlines, and retail customers. Based on historical experience, the Group believes that no impairment allowance is necessary, apart from above, in respect of trade receivables.

Other assets mainly includes receivable from related party of USD 15,100 (March 31, 2016: USD Nil) (refer note 25). The Group does not expect the related party to fail in meeting its obligations. The maximum exposure to credit risk is represented by the carrying amount of this financial asset.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

As at March 31, 2016

Non-derivative financial liabilities	Carrying amount	Contractual cash flows*	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Convertible notes **	134,770	(218,250)	(3,825)	(3,825)	(7,650)	(202,950)	—
Finance lease liabilities	7	(8)	(6)	(2)	—	—	—
Secured bank loans	594	(724)	(102)	(102)	(181)	(321)	(18)
Trade and other payables	62,514	(62,514)	(62,514)	—	—	—	—
Other liabilities	2,468	(2,468)	(2,468)	—	—	—	—
Bank overdraft	7,161	(7,161)	(7,161)	—	—	—	—

Total	207,514	(291,125)	(76,076)	(3,929)	(7,831)	(203,271)	(18)

Notes:	*	Represents undiscounted cash flows of interest and principal
	**	Convertible notes can also be converted into ordinary shares of the Company at any time till the maturity of the convertible notes at the option of the holder. (refer note 28)

Derivative financial liabilities	Carrying amount	Contractual cash flows***	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Separable embedded derivative***	61,929	—	—	—	—	—	—

Total	61,929	—	—	—	—	—	—

Notes: ***	Convertible notes can also be converted into ordinary shares of the Company at any time till the maturity of the convertible notes at the option of the holder. (refer note 28)

As at March 31, 2017

Non-derivative financial liabilities	Carrying amount	Contractual cash flows*	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Secured bank loans	749	(890)	(146)	(142)	(262)	(337)	(3)
Trade and other payables	86,130	(86,130)	(86,130)	—	—	—	—
Other liabilities	4,041	(4,041)	(4,041)	—		—	—

Total	90,920	(91,061)	(90,321)	(142)	(262)	(333)	(3)

Notes:	* Represents undiscounted cash flows of interest and principal

Currency Risk

Exposure to Currency Risk

The Group is exposed to currency risk to the extent that there is a mismatch between the currencies in which sales and purchase of services and borrowings are denominated and the respective functional currencies of Group companies. The functional currencies of Group companies are primarily the INR and USD. The currencies in which these transactions are primarily denominated are INR, US dollars, and Euro.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

The Group’s exposure to foreign currency risk was based on the following amounts as at the reporting dates (in equivalent USD):

Between USD and INR

	As at March 31
Particulars	2016	2017
Trade and other receivables	9,180	7,806
Trade and other payables	(44,325)	(65,427)
Cash and cash equivalents	662	83

Net exposure	(34,483)	(57,538)

Between EUR and USD

	As at March 31
Particulars	2016	2017
Trade and other receivables	938	416
Trade and other payables	(2,489)	(737)
Cash and cash equivalents	705	16

Net exposure	(846)	(305)

Between USD and EUR

	As at March 31
Particulars	2016	2017
Trade and other receivables	90	—
Trade and other payables	(4,659)	—
Cash and cash equivalents	204	—

Net exposure	(4,365)	—

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

The following significant exchange rates applied during the year:

	Average exchange rate per unit		Reporting date rate per unit
USD	2015-16	2016-17	March 31, 2016	March 31, 2017
INR 1	0.0153	0.0149	0.0151	0.0154
EUR 1	1.1043	1.0975	1.1356	1.0682

Sensitivity Analysis

Any change in the exchange rate of USD against currencies other than INR and EUR is not expected to have significant impact on the Group’s profit or loss. Accordingly, a 10% appreciation of the USD as indicated below, against the INR and EUR would have increased loss by the amounts shown below and a 10% appreciation of the EUR as indicated below, against the USD would have increased loss for the current year by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables remain constant.

	For the Year Ended March 31
Particulars	2016	2017
10% strengthening of USD against INR	(3,284)	(5,480)
10% strengthening of EUR against USD	(81)	(29)
10% strengthening of USD against EUR	(416)	—

A 10% depreciation of the USD against INR and EUR, and 10% depreciation of EUR against USD would have had the equal but opposite effect on the above currency to the amounts shown above, on the basis that all other variables remain constant.

Interest Rate Risk

Profile

At the reporting date the interest rate profile of the Group’s interest-bearing financial instruments was as follows:

	As at March 31
Particulars	2016	2017
Fixed rate instruments
Financial assets
Term deposits	169,312	95,673
Term deposits included in cash and cash equivalents*	25	20,006
Financial liabilities
Convertible notes	(134,770)	—
Finance lease liabilities	(7)	—
Secured bank loans	(594)	(749)

	33,966	114,930

Variable rate instruments
Financial liabilities
Bank overdraft	(7,161)	—

	(7,161)	—

*	Total cash and cash equivalents: USD 53,434 as at March 31, 2016 and USD 101,704 as at March 31, 2017

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

Fair Values

Fair Values Versus Carrying Amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	As at March 31, 2016		As at March 31, 2017
Particulars	Carrying amount	Fair value	Carrying amount	Fair value
Assets carried at fair value (Available for sale)
Other investments	6,690	6,690	5,791	5,791
Receivable from Related Party	—	—	15,100	15,100

	6,690	6,690	20,891	20,891

Assets carried at amortised cost
(Loans and receivables)
Trade and other receivables	29,168	29,168	37,284	37,284
Term deposits	169,312	169,312	95,673	95,673
Cash and cash equivalents	53,434	53,434	101,704	101,704
Other assets	2,536	2,536	435	435

	254,450	254,450	235,096	235,096

Liabilities carried at fair value
Separable embedded derivative	61,929	61,929	—	—

	61,929	61,929	—	—

Liabilities carried at amortized cost
(Other financial laibilities)
Finanace lease liabilities	7	7	—	—
Secured bank loans	594	594	749	749
Bank overdraft	7,161	7,161	—	—
Convertible notes	134,770	134,770	—	—
Financial liabilities	398	398	—	—
Trade and other payables	62,514	62,514	86,130	86,130
Other liabilities	2,070	2,070	4,041	4,041

	207,514	207,514	90,920	90,920

The fair value measurements of financial assets and laibilities reported above have been categorized as Level 3 fair values based on the inputs to the valuation techniques used.

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

	As at March 31, 2017
Particulars	Level 1	Level 2	Level 3	Total
Other investments	—	—	5,791	5,791
Recievable from Related Party	—	—	15,100	15,100

Total Assets	—	—	20,891	20,891

	As at March 31, 2016
Particulars	Level 1	Level 2	Level 3	Total
Other investments	—	—	6,690	6,690

Total Assets	—	—	6,690	6,690

Separable embedded derivative	—	—	61,929	61,929

Total Liabilities	—	—	61,929	61,929

The following table shows a reconciliation from the beginning balances to the ending balances for fair value measurements in Level 3 of the fair value hierarchy:

	As at March 31, 2017
Particulars	Other investments	Separable embedded derivative	Receivable from Related Party
Opening balances	6,690	61,929	—
Acquired through business combination	—	—	15,010
Total gains and losses recognized in:
—(profit) or loss	—	(42,427)	—
—other comprehensive income	(899)	—	90
Conversion of notes into ordinary shares	—	(19,502)	—
during the period (refer note 28)

Closing balances	5,791	—	15,100

	As at March 31, 2016
Particulars	Other investments	Separable embedded derivative
Opening balances	5,938	—
Arising from issuance of convertible notes	—	52,912
Total gains and losses recognized in:
—profit or loss	—	9,017
—other comprehensive income	752	—

Closing balances	6,690	61,929

The basis for determining fair values is disclosed in note 4.

There were no transfers between Level 1, Level 2 and Level 3 during the year.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

Valuation Techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 3 fair values at March 31, 2017 and 2016, as well as the significant unobservable inputs used.

Financial Instruments measured at fair value:

Type	Valuation technique	Significant unobservable inputs	Inter- relationship between significant unobservable inputs and fair value measurement
Other investments	Discounted cash flows: The valuation model considers the present value of expected free cash flow, discounted using a risk adjusted discount rate.	Forecast annual revenue growth rate : 22% - 183% (March 31, 2016: 23% - 222%) Forecast EBITDA margin: (18%) - 39% (March 31, 2016: (13%) - 43%) Risk adjusted discount rate: 19.0% (March 31, 2016: 20.0%)

The estimated fair value would
increase (decrease) if :

• the annual revenue growth rate were higher (lower)

• the EBITDA margin were higher (lower)

• the risk adjusted discount rate were lower (higher)

Separable embedded derivative	Black-Scholes model: The valuation model considers the share price on measurement date, expected term of the instrument, risk free rate (based on government bonds), expected volatility (based on weighted average historic volatility) and expected dividend rate.	Expected term : March 31, 2016 5 years Risk free rate: March 31, 2016 1.21%	The estimated fair value would increase (decrease) if : • the expected term were higher (lower) • the risk free rate were higher (lower)

Receivable from related party	Binomial Lattice Model and Discounted Cash Flow method: The valuation model considers the discount rate, expected term, volatilty, and equity value.	Risk free rate: March 31, 2017 1.9% Volatility : March 31, 2017 41.40% Equity value: March 31, 2017 USD 71,500	The estimated fair value would increase (decrease) if : • the volatility were lower (higher) • the equity value were higher (lower)

Financial Instruments not measured at fair value:

Type	Valuation technique	Significant unobservable inputs
Other financial assets and liabilities*	Discounted cash flows	Not applicable

Notes: *	other financial liabilities include secured bank loans, finance lease liabilities, convertible notes-liability component, bank overdraft, financial liabilities, trade and other payables and other liabilities. Other financial assets include trade and other receivables, term deposits, cash and cash equivalents and other assets.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

Sensitivity Analysis

Other investments

For the fair values of other investments, reasonably possible changes of 100 basis points at the reporting date to one of the significant unobservable inputs, holding other inputs constant, would have the following effects:

	For the year ended March 31, 2017
	Other Comprehensive Income
	Increase	Decrease
Annual revenue growth rate	195	(191)
EBITDA Margin	80	(80)
Risk adjusted discount rate	(370)	426

	For the year ended March 31, 2016
	Other Comprehensive Income
	Increase	Decrease
Annual revenue growth rate	222	(218)
EBITDA Margin	97	(97)
Risk adjusted discount rate	(477)	543

Separable embedded derivative

For the fair values of separable embedded derivative, reasonably possible changes of 10 basis points at the reporting date to one of the significant unobservable inputs, holding other inputs constant, would have the following effects:

	For the year ended March 31, 2016
	Profit or loss
	Increase	Decrease
Risk free rate	201	(201)

Expected term is also a significant unobservable input in valuing the separable embedded derivative. The Company has considered expected term of 5 years for the valuation of the separable embedded derivative. A decrease of 1 year in the expected term at the reporting date would have decreased loss by USD 7,581 as at March 31, 2016, holding other inputs constant. However, the expected term cannot be increased beyond 5 years as the maturity period of the convertible notes is 5 years. (Refer note 28).

Receivable from Related Party

For the fair values of receivables from Related Party, reasonably possible changes of 500 basis points at the reporting date to one of the significant unobservable inputs, holding other inputs constant, would have the following effects:

	For the year ended March 31, 2017
	Other Comprehensive Income
	Increase	Decrease
Volatility	(200)	200
Equity value	400	(400)

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

Expected risk free rate is also a significant unobservable input in valuing the receivable from related party. The Company has considered reasonably possible changes of 50 basis points at the reporting date in risk free rate for the valuation of the receivable from related party however, it has no impact on the fair value of receivable from related party.

36)	OPERATING LEASES

Leases as lessee

Non-cancellable operating lease rentals are payable as follows:

	As at March 31
Particulars	2016	2017
Less than one year	1,901	4,825
Between one and five years	6,094	16,766
More than five years	1,926	23,251

Total	9,921	44,842

The Group leases a number of offices under operating leases. The lease period ranges for a period of three to twelve years. Lease payments are increased after a specified period under such arrangements.

During the year ended March 31, 2017, USD 3,831 was recognized as rent expense under other operating expenses in profit or loss in respect of operating leases (March 31, 2016: USD 2,949, March 31, 2015: USD 2,816).

37)	CAPITAL COMMITMENTS

Estimated amount of contracts remaining to be executed on capital account and not provided for (net of advances) aggregate USD 1,848 as at March 31, 2017 (March 31, 2016: USD 149).

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

Related parties and nature of related party relationships:

Nature of relationship	Name of related parties
Key management personnel	Deep Kalra
Key management personnel	Rajesh Magow
Key management personnel	Ashish Kashyap (from January 31, 2017)
Key management personnel	Keyur Joshi (till April 30, 2015)
Key management personnel	Mohit Kabra
Key management personnel	Mohit Gupta
Key management personnel	Amit Somani (till May 9, 2014)
Key management personnel	Sanket Atal (till August 31, 2014)
Key management personnel	Saujanya Shrivastava (from June 1, 2015)
Key management personnel	Yuvaraj Srivastava (from June 1, 2015)
Key management personnel	Sharat Singh (from June 1, 2015 till October 9, 2015)
Key management personnel	Sanjay Mohan (from June 1, 2015)
Key management personnel	Ranjeet Oak (from June 1, 2015)
Key management personnel	Vivek Narayan Gour
Key management personnel	Anshuman Bapna (from July 1, 2015)
Key management personnel	Frederic Lalonde (till January 31, 2017)
Key management personnel	Philip Wolf (till January 31, 2017)
Key management personnel	Ranodeb Roy (till January 31, 2017)
Key management personnel	Aditya Tim Guleri (from April 1, 2016)
Key management personnel	James Jianzhang Liang# (from January 27, 2016)
Key management personnel	Oliver Rippel* (from January 31, 2017)
Key management personnel	Pat Kolek* (from January 31, 2017)
Key management personnel	Charles Searle* (from January 31, 2017)
Key management personnel	Yuvraj (Raj) Thacoor* (from January 31, 2017)
Party controlled by key management personnel	Chandra Capital (till May 20, 2014)
Entity providing Key management personnel services	CIM Corporate Services Ltd
Significant influence over the Company	MIH Internet SEA Pte. Ltd. (from January 31, 2017)
Significant influence over the Company	Naspers Limited (from January 31, 2017)
Subsidiary of the entity having significant influence over the Company	PayU Payments Private Limited (from January 31, 2017)
Subsidiary of the entity having significant influence over the Company	Tek Travels Private Limited (from January 31, 2017)
Subsidiary of the entity having significant influence over the Company	Tek Travels JLT (from January 31, 2017)
Equity—accounted investee	My Guest House Accommodations Private Limited
Equity—accounted investee	Simplotel Technologies Private Limited (from December 16, 2014)
Equity—accounted investee	Saaranya Hospitality Technologies Private Limited (from January 31, 2017)

Note: #	nominee of Ctrip and * nominees of MIH Internet SEA Pte. Ltd.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

Transactions with Entity providing Key Management Personnel Services:

	Year ended March 31
Transactions	2015	2016	2017
Key management personnel services	4	2	3
Consultancy services	16	14	23

	As at
Balance Outstanding	March 31, 2016	March 31, 2017
Trade and other payables	2	3

Transactions with party controlled by key management personnel:

	For the Year Ended March 31
Transactions	2015	2016	2017
Revenue from air ticketing	14	—	—

Transactions with Key Management Personnel:

Key Management Personnel Compensation*

Key management personnel compensation comprised:

	For the Year ended March 31,
Particulars	2015	2016	2017
Short-term employee benefits	1,969	2,373	3,142
Contribution to defined contribution plans	58	77	108
Share based payment	9,116	7,688	14,892
Legal and professional	127	112	150

Total	11,270	10,250	18,292

Note: *	Provision for gratuity and compensated absences has not been considered, since the provisions are based on actuarial valuations for the Group’s entities as a whole.

In January 2015, the Company granted a short term loan of USD 385 to one of its key management personnel. In the quarter ended March 2015, an amount of USD 66 was repaid. As of March 31, 2015, the balance loan outstanding was USD 319 and interest accrued was USD 6. In May 2015, this loan along with interest was repaid.

Transactions with equity—accounted investees:

a)	My Guest House Accommodations Private Limited (‘MGH’)

MGH has granted perpetual, transferable and irrevocable access of its technology platform license to the Company. The Company has classified the license of USD 886 as capital work in progress under intangible assets with a corresponding income in the statement of profit or loss and comprehensive income (loss) under “Other Income”. The license was valued using the replacement cost method.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

b)	Simplotel Technologies Private Limited

In June 2015, the Company invested USD 469 for new shares of Simplotel Technologies Private Limited. Further, the Company invested USD 197 for new shares of Simplotel Technologies Private Limited in November 2015.

In December 2016, the Company paid cash consideration of USD 590 for subscription of new compulsory convertible preference shares of Simplotel Technologies Private Limited.

c)	Saaranya Hospitality Technologies Private Limited (‘Saaranya’)

In March 2017, the Company paid cash consideration of USD 500 for subscription of new shares issued by Saaranya which has increased its equity interest to 38.6% (Refer note 7(a)).

Transactions with entity having significant influence over the company:

a)	MIH Internet SEA Pte. Ltd.

Pursuant to the acquisition of Ibibo Group, the Company received an entitlement on future proceeds from sale of stake in an Indian entity, engaged in the business-to-business online travel industry, from MIH Internet SEA Pte. Ltd.. As of March 31, 2017, other non-current assets include USD 15,100, which represents the fair value of the above entitlement (refer note 7(a) and note 25).

As per the terms of the acquisition agreement, as a key condition to the completion of the transaction, the Parent of ibibo Group contributed its pro rata share of consolidated net working capital of approximately USD 82,826 in cash to MMYT at the closing (which was subject to adjustments after completion). In May 2017, the Parent agreed to the working capital adjustment and total pro rate share contributed by the Parent was USD 83,260. The difference of USD 434 is receivable and is included under other currrent assets (refer note 7(a) and note 23).

b)	Naspers Limited

Naspers Limited has issued letters of support of USD 8,487 to a bank for the issuance of bank guarantees in favor of certain vendors of Ibibo Group Private Limited, a subsidiary of MakeMyTrip Limited, in respect of amounts due and payable by Ibibo Group Private Limited in respect of which bank guarantees of USD 6,258 are outstanding as at March 31, 2017. The Company has agreed to indemnify Naspers Limited from and against all liabilities, claims, losses, damages, costs or expenses arising out of or in connection with the existing letters of support.

Transactions with subsidiary of the entity having significant influence over the company:

a)	PayU Payments Private Limited

	For the Year Ended March 31
Transactions	2015	2016	2017
Services received	—	—	1,396
Reimbursement of expenses	—	—	40

	As at
Balance Outstanding	March 31, 2016	March 31, 2017
Trade and other payables	—	40

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

b)	Tek Travels Private Limited

	For the Year Ended March 31
Transactions	2015	2016	2017
Services rendered	—	—	48

	As at
Balance Outstanding	March 31, 2016	March 31, 2017
Trade and other receivables	—	304

c)	Tek Travels JLT

	As at
Balance Outstanding	March 31, 2016	March 31, 2017
Trade and other payables	—	2

39)	LIST OF MATERIAL SUBSIDIARIES

Name of entity	Place of Incorporation	Ownership interest as at March 31, 2016	Ownership interest as at March 31, 2017
1. MakeMyTrip Inc.	Delaware, USA	100%	100%
2. MakeMyTrip (India) Private Limited	India	100%	100%
3. Ibibo Group Holdings Pte. Ltd	Singapore	—	100%
4. Ibibo Group Private Limited	India	—	100%
5. Luxury Tours & Travel Pte Ltd	Singapore	100%	100%
6. MakeMyTrip FZ-LLC	United Arab Emirates	100%	100%
7. Luxury Tours (Malaysia) Sdn Bhd.	Malaysia	100%	100%
8. Techblend Inc.	British Virgin Islands	100%	100%
9. Hotel Travel Limited	Malaysia	100%	100%
10. HTN Co. Ltd.	Thailand	100%	100%
11. ITC Bangkok Co. Ltd.	Thailand	100%	100%

40)	CHANGE IN CLASSIFICATION

a)	During the year ended March 31, 2017, the Group modified the classification of ‘Employees welfare expenses’ to reflect more appropriately the nature of such costs paid to the employees. Comparative amounts in the notes to the consolidated financial statements were reclassified for consistency. As a result, USD 223 and USD 13 for the year ended March 31, 2015 and March 31, 2016 respectively were reclassified from ‘Employee welfare expenses’ to ‘Wages, salaries and other short term employees benefits’ included under ‘Personnel Expenses’.

b)	During the year ended March 31, 2017, the Group modified the classification of ‘prepaid expenses’ between current and non-current. Comparative amounts in the consolidated statement of financial position and the related notes were reclassified for consistency. As a result, USD 53 as at March 31, 2016 was reclassified from ‘other current assets’ to ‘other non-current assets’.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

41)	SUBSEQUENT EVENTS

a)	Share purchase agreement for USD 330,000 Equity Financing

On May 2, 2017, the Company announced that it has entered into definitive share purchase agreements for placement of its ordinary shares, which is expected to generate gross proceeds to the Company of USD 165,000 (the “Placement”). Under the terms of the share purchase agreements for the Placement, the Company will issue 4,583,334 ordinary shares in the aggregate to investors at a price of $36 per ordinary share.

Simultaneously with the Placement, the Company also entered into share purchase agreements with (i) Ctrip.com International, Ltd. (“Ctrip”) for the issuance of its ordinary shares to Ctrip and (ii) MIH Internet SEA Pte. Ltd., a subsidiary of Naspers Limited (“MIH”), for the issuance of the Company’s Class B convertible ordinary shares (“Class B Shares”) to MIH, which transactions will generate an additional USD 165,000 of gross proceeds to the Company. Under the Company’s share purchase agreement (i) with Ctrip, the Company will issue 916,666 ordinary shares to Ctrip at a price of $36 per ordinary share and (ii) with MIH, the Company will issue 3,666,667 Class B Shares to MIH at a price of $36 per Class B Share. The Class B Shares issued to MIH will be convertible into ordinary shares of the Company on a one-to-one basis. The Placement and the transactions with Ctrip and MIH are expected to generate total gross proceeds of USD 330,000.

The closing of Placement and the transactions with Ctrip and MIH occurred on May 5, 2017. Proceeds from the transactions will be used to fund business expansion, strategic investments, technology and product development, marketing and promotions, working capital and general corporate purposes.

42)	QUATERLY FINANCIAL DATA (UNAUDITED)

	For the three months ended				Year Ended 31-Mar-17*
	30-Jun-16	30-Sep-16	31-Dec-16	31-Mar-17*
Revenue
Air ticketing	23,880	23,556	38,216	32,862	118,514
Hotels and packages	95,571	57,628	82,175	78,880	314,254
Other revenue	1,775	1,925	2,857	8,291	14,848

Total revenue	121,226	83,109	123,248	120,033	447,616
Other income	—	206	93	64	363
Service cost
Procurement cost of hotel and packages services	62,358	29,913	46,703	34,945	173,919
Personnel expenses	13,141	14,243	13,652	32,700	73,736
Marketing and sales promotion expenses	52,679	48,358	44,552	78,835	224,424
Other operating expenses	18,669	17,419	18,202	27,295	81,585
Depreciation and amortization	2,191	2,496	3,377	21,638	29,702

Result from operating activities	(27,812)	(29,114)	(3,145)	(75,316)	(135,387)

Profit (Loss) before tax	(14,284)	(39,350)	16,608	(73,084)	(110,110)

Profit (Loss) for the period	(14,314)	(39,447)	16,556	(73,098)	(110,303)

*	The operations of ibibo Group have been consolidated in the financial statements of the Group from January 31, 2017. For the three months ended March 31, 2017, ibibo Group contributed revenue of USD 28,740 and loss of USD 26,470 to the Group’s result.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

	For the three months ended				Year Ended 31-Mar-16
	30-Jun-15	30-Sep-15(2)	31-Dec-15(2)	31-Mar-16
Revenue
Air ticketing	19,768	18,491	17,718	22,195	78,172
Hotels and packages	72,419	45,381	69,557	64,356	251,713
Other revenue	1,473	1,624	1,624	1,449	6,169

Total revenue	93,660	65,495	88,899	88,000	336,054
Other income	129	885	—	—	1,014
Service cost					—
Procurement cost of hotel and packages services	54,051	28,982	45,697	36,534	165,264
Cost of air tickets coupon	1,506	264	—	—	1,770
Personnel expenses	12,429	12,623	12,189	11,777	49,018
Marketing and sales promotion expenses(1)(2)	12,274	14,768	28,961	52,963	108,965
Other operating expenses	17,592	16,701	16,771	16,890	67,954
Depreciation and amortization	2,067	2,188	2,334	4,334	10,923

Result from operating activities	(6,130)	(9,146)	(17,053)	(34,498)	(66,827)

Loss before tax	(6,923)	(12,181)	(19,440)	(49,843)	(88,387)

Loss for the period	(6,936)	(12,219)	(19,470)	(49,917)	(88,542)

(1)	Previously these expenses were referred to as “Advertising and business promotion” expenses and reported as part of “Other operating expenses”.

(2)	The Group recognizes revenue net of cancellations, refunds, discounts and taxes. The Group executed various customer inducement/acquisition programs during the year ended March 31, 2016. In the quarter ended March 31, 2016, the Group performed an evaluation of such programs. Based on this evaluation, costs related to these programs, incurred for acquiring customers and promoting transactions, such as cash incentives and select loyalty programs cost, are recorded as an element of marketing and sales promotion expenses instead of as a reduction / deferral of revenue, while regular discounts, which are not part of the above programs, are netted of revenue in accordance with applicable IFRSs and consistent with the revenue recognition policy of the Group.

Accordingly, reclassifications of such costs have been made in the consolidated statements of profit or loss and other comprehensive income (loss) for the relevant quarters as set out in the table below in order to conform to the manner of reporting for the quarter and year ended March 31, 2016. Additionally, “Marketing and sales promotion expenses” earlier referred to us “Advertising and business promotion expenses” reported as part of “Other operating expenses” have also been presented as a separate line in our consolidated statements of profit or loss and other comprehensive income. This presentation is also in line with the current manner in which the Group evaluates its business performance and manages its operations. There are no changes from the reclassification to the Group’s consolidated statement of financial position, consolidated statements of changes in equity and consolidated statements of cash flows.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in USD thousands, except per share data and share count)

	For the three months ended
	September 30, 2015	September 30, 2015	December 31, 2015	December 31, 2015
	(As Reported)	(As Reclassified)	(As Reported)	(As Reclassified)
Revenue
Air ticketing	18,427	18,491	16,989	17,718
Hotels and packages	42,408	45,381	63,395	69,557
Other revenue	1,615	1,624	1,605	1,624

Total revenue	62,450	65,495	81,989	88,899
Marketing and sales promotion expenses(1)	11,723	14,768	22,051	28,961

(1)	Previously these expenses were referred to as “Advertising and business promotion” expenses and reported as part of “Other operating expenses”.