Form 20-F
period 2018-03-31
MakeMyTrip Ltd
filed 2018-06-20
CIK 1495153

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2018

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

Gurugram, India, 122002

(Address of Principal Executive Offices)

Mohit Kabra

Group Chief Financial Officer

19th Floor, Building No. 5

DLF Cyber City

Gurugram, India, 122002

(91-124) 439-5000

groupcfo@go-mmt.com

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

Class	Number of Shares Outstanding as of March 31, 2018
Ordinary shares, $0.0005 par value per share (“ordinary shares”)	59,343,426 shares outstanding
Class B convertible ordinary shares, par value $0.0005 per share (“Class B Shares”)	42,638,206 shares outstanding

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

Yes  ☒            No  ☐

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

Yes  ☐            No  ☐

CONVENTIONS USED IN THIS ANNUAL REPORT

In this Annual Report, we refer to information regarding the travel service industry and our competitors from market research reports, analyst reports and other publicly available sources. We also refer to data from the United States Central Intelligence Agency “World Factbook,” or CIA World Factbook, the Directorate General of Civil Aviation, the Indian governmental regulatory body for civil aviation, or DGCA, SimilarWeb, App Annie and the CISCO Visual Networking Index.

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

In this Annual Report, references to “US,” the “United States” or “USA” are to the United States of America, its territories and its possessions, references to “India” are to the Republic of India, references to “Mauritius” are to the Republic of Mauritius, references to “the Netherlands” are to the Kingdom of the Netherlands, references to “Singapore” are to the Republic of Singapore, references to “Malaysia” are to the Federation of Malaysia and references to “Thailand” are to the Kingdom of Thailand. References to “$,” “dollars” or “US dollars” are to the legal currency of the United States and references to “Rs.,” “Rupees” or “Indian Rupees” are to the legal currency of India. In this Annual Report, references to “customers” are to our end customers or travelers and references to “suppliers” are to our travel suppliers.

Solely for the convenience of the reader, this Annual Report contains translations of certain Indian Rupee amounts into US dollars at specified rates. Except as otherwise stated in this Annual Report, all translations from Indian Rupees to US dollars are based on the noon buying rate of Rs. 65.11 per $1.00 in the City of New York for cable transfers of Indian Rupees, as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2018. No representation is made that the Indian Rupee amounts referred to in this Annual Report could have been or could be converted into US dollars at such rates or any other rates. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Unless otherwise indicated, the consolidated statement of profit or loss and other comprehensive income (loss) and related notes for fiscal years 2016, 2017 and 2018 and consolidated statement of financial position as of March 31, 2017 and 2018 included elsewhere in this Annual Report have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. References to a particular “fiscal year” are to our fiscal year ended March 31 of that year. Our fiscal quarters end on June 30, September 30, December 31 and March 31. References to a year other than a “fiscal” year are to the calendar year ended December 31. Our financial and operating results for fiscal year 2017 include the financial and operating results of the ibibo Group for the two months ended March 31, 2017 following the completion of our acquisition of the ibibo Group on January 31, 2017 and for the full year in fiscal year 2018.

CERTAIN NON-IFRS MEASURES

We also refer in various places within this Annual Report to “Adjusted Operating Profit (Loss),” “Adjusted Net Profit (Loss),” “Revenue less Service Cost,” “Adjusted Diluted Earnings (Loss) per Share” and “Net Revenue Margins” which are non-IFRS measures.

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

Revenue less Service Cost is calculated as revenue as per IFRS to which certain promotion expenses recorded as a reduction of revenue are added back, and cost for the acquisition of relevant services and products for sale to customers are deducted. For purposes of reporting to the Chief Operating Decision Maker (CODM), certain promotion expenses which are reported as a reduction of revenue are added back to the respective segment revenue lines and marketing and sales promotion expenses. Our Consolidated Statement of Profit or Loss and Other Comprehensive Income (Loss) reports such promotion expenses as a reduction of revenue in the respective revenue lines. Our revenues are recognized on a “net” basis when we are acting as an agent, and on a “gross” basis when we are the “primary obligor.” See “Item 5. Operating and Financial Review and Prospects — Our Revenue, Service Cost and Other Revenue and Expenses — Revenue.” Income from packages, including income on airline tickets sold to customers as a part of tours and packages is accounted for on a gross basis since we are the primary obligor in the arrangement and assume the risks and responsibilities, including the responsibility for delivery of services. Revenue from the packages business which is accounted for on a “gross” basis represents the total amount paid by customers for these travel services and products, while our cost of procuring the relevant services and products for sale to our customers in this business is classified as service cost. We believe that Revenue less Service Cost reflects more accurately the value addition of the travel services that we provide to customers in our packages business where we are the primary obligor and is similar to the revenue on a “net” basis for our air ticketing and hotels business where we act as an agent.

We believe that Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss), Revenue less Service Cost, Net Revenue Margins and Adjusted Diluted Earnings (Loss) per Share are useful in measuring our results. We believe that our current calculations of Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss), Revenue less Service Cost, Net Revenue Margins and Adjusted Diluted Earnings (Loss) per Share represent a balanced approach to adjusting for the impact of certain discrete, unusual or non-cash items which are useful in measuring our results and provide investors and analysts a more relevant representation of our operating results. We believe that investors and analysts in our industry use these non-IFRS measures to compare our company and our performance to that of our global peers.

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

A. Selected Consolidated Financial Data

The following selected consolidated statement of profit or loss and other comprehensive income (loss) data for fiscal years 2016, 2017 and 2018 and the selected consolidated statement of financial position data as of March 31, 2017 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. Our financial and operating results for fiscal year 2017 include the financial and operating results of the ibibo Group for the two months ended March 31, 2017 following the completion of our acquisition of the ibibo Group on January 31, 2017 and for the full year in fiscal year 2018.

The selected consolidated statement of profit or loss and other comprehensive income (loss) data for fiscal years 2014 and 2015 and the selected consolidated statement of financial position data as of March 31, 2014, 2015 and 2016 have been derived from our audited consolidated financial statements not included in this Annual Report. The financial data set forth below should be read in conjunction with, and is qualified by reference to, “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and notes thereto included elsewhere in this Annual Report. Our consolidated financial statements are prepared and presented in accordance with IFRS as issued by the IASB. Our historical results do not necessarily indicate results expected for any future period.

	Fiscal Year Ended March 31,
	2014	2015	2016	2017	2018
	(in thousands, except per share data and share count)
Consolidated Statement of Profit or Loss and Other Comprehensive Income (Loss) Data:
Revenue:
Air ticketing	$66,523	$74,325	$78,172	$118,514	$167,391
Hotels and packages	184,501	220,512	251,713	314,254	439,963
Other revenue	4,351	4,825	6,169	14,848	67,902
Total revenue	255,375	299,662	336,054	447,616	675,256
Other Income	1,312	853	1,014	363	435
Service cost:
Procurement cost of hotels and packages services	(144,508)	(157,897)	(165,264)	(173,919)	(169,347)
Other cost of providing services	(4,471)	(2,816)	(1,770)	—	(6,530)
Personnel expenses	(37,221)	(44,318)	(49,018)	(73,736)	(114,157)
Marketing and sales promotion expenses	(27,885)	(42,724)	(108,966)	(224,424)	(451,818)
Other operating expenses	(52,231)	(59,345)	(67,954)	(81,585)	(120,566)
Depreciation, amortization and impairment	(5,692)	(7,955)	(10,923)	(29,702)	(32,712)
Results from operating activities	(15,321)	(14,540)	(66,827)	(135,387)	(219,439)
Net finance income (costs)	(5,334)	(3,544)	(18,741)	26,979	1,288
Impairment in respect of an equity- accounted investee	—	—	(959)	—	—
Share of loss of equity-accounted investees	(171)	(139)	(1,860)	(1,702)	(1,998)
Loss before tax	(20,826)	(18,223)	(88,387)	(110,110)	(220,149)
Income tax benefit (expense)	(79)	(135)	(155)	(193)	(91)
Loss for the year	$(20,905)	$(18,358)	$(88,542)	$(110,303)	$(220,240)
Loss per share (including Class B Shares):
Basic	$(0.55)	$(0.44)	$(2.12)	$(2.09)	$(2.18)
Diluted	$(0.55)	$(0.44)	$(2.12)	$(2.09)	$(2.18)
Weighted average number of shares outstanding (including Class B Shares):
Basic	37,832,246	41,808,897	41,714,518	52,607,986	100,394,080
Diluted	37,832,246	41,808,897	41,714,518	52,607,986	100,394,080

The following table sets forth a summary of our consolidated statement of financial position as of March 31, 2014, 2015, 2016, 2017 and 2018:

	As of March 31,
	2014	2015	2016	2017	2018
	(in thousands)
Consolidated Statement of Financial Position Data:
Trade and other receivables, net	$29,356	$29,852	$29,168	$37,284	$58,315
Term deposits	105,170	93,492	169,312	95,673	202,335
Cash and cash equivalents	38,011	49,857	53,434	101,704	187,647
Net current assets	37,264	98,173	157,925	128,787	340,614
Total assets	269,837	279,615	400,989	1,544,784	1,765,456
Total equity	162,300	157,854	77,609	1,405,462	1,558,932
Loans and borrowings	318	499	197,300	749	652
Trade and other payables	86,214	103,655	110,296	121,563	181,430
Total liabilities	107,537	121,761	323,380	139,322	206,524
Total equity and liabilities	$269,837	$279,615	$400,989	$1,544,784	$1,765,456

Other Data:

The following table sets forth, for the periods indicated, certain selected consolidated financial and other data:

	Fiscal Year Ended March 31,
	2014	2015	2016	2017		2018
	(in thousands, except percentages)
Number of transactions:
Air ticketing	3,999	5,433	6,961	9,380		15,185
Hotels and packages	870	1,386	3,137	6,874		13,196

Air ticketing - Flight segments(1)	__ (2)	__ (2)	__ (2)	20,560		33,339
Hotels and packages - Room nights(3)	__ (2)	__ (2)	__ (2)	10,535		21,911

Revenue less Service Cost:(4)
Air ticketing	$62,052	$71,509	$76,402	$118,514		$202,064
Hotels and packages	39,993	62,615	86,449	140,335		313,684
Other revenue	4,351	4,825	6,169	14,848		61,372
	$106,396	$138,949	$169,020	$273,697		$577,120
Gross bookings:(5)
Air ticketing	$943,699	$1,175,379	$1,275,748	$1,545,152		$2,704,522
Hotels and packages	317,518	472,998	565,765	745,136		1,389,623
Net Revenue Margins:(6)
Air ticketing	6.6%	6.1%	6.0%	7.7%	(7)	7.5%
Hotels and packages	12.6%	13.2%	15.3%	18.8%		22.6%

Notes:

(1)	“Flight segment” means a flight between two cities, whether or not such flight is part of a larger or longer itinerary.
(2)

In fiscal year 2018, we began tracking flight segments and room nights as measures of our business performance in our air ticketing and hotels and packages segments, respectively. Accordingly, fiscal year 2017 information has been presented for comparative purposes.

(3)

“Room nights,” also referred to as a “hotel-room nights,” is the total number of hotel rooms occupied by a customer or group, multiplied by the number of nights that such customer or group occupies those rooms.

(4)

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

The following table reconciles our revenue (an IFRS measure) to Revenue less Service Cost (a non-IFRS measure):

	Air Ticketing					Hotels and Packages
	Fiscal Year Ended March 31,					Fiscal Year Ended March 31,
	2014	2015	2016	2017	2018	2014	2015	2016	2017	2018
	(in thousands)
Revenue as per IFRS	$66,523	$74,325	$78,172	$118,514	$167,391	$184,501	$220,512	$251,713	$314,254	$439,963
Add: Promotion expenses recorded as a reduction of revenue	—	—	—	—	34,673	—	—	—	—	43,068
	$66,523	$74,325	$78,172	$118,514	$202,064	$184,501	$220,512	$251,713	$314,254	$483,031
Less:
Service Cost	4,471	2,816	1,770	—	—	144,508	157,897	165,264	173,919	169,347
Revenue less Service Cost	$62,052	$71,509	$76,402	$118,514	$202,064	$39,993	$62,615	$86,449	$140,335	$313,684

	Other Revenue					Total
	Fiscal Year Ended March 31,					Fiscal Year Ended March 31,
	(in thousands)
	2014	2015	2016	2017	2018	2014	2015	2016	2017	2018
Revenue as per IFRS	$4,351	$4,825	$6,169	$14,848	$67,902	$255,375	$299,662	$336,054	$447,616	$675,256
Add: Promotion expenses recorded as a reduction of revenue	—	—	—	—	—	—	—	—	—	77,741
	$4,351	$4,825	$6,169	$14,848	$67,902	$255,375	$299,662	$336,054	$447,616	$752,997
Less:
Service Cost	—	—	—	—	6,530	148,979	160,713	167,034	173,919	175,877
Revenue less Service Cost	$4,351	$4,825	$6,169	$14,848	$61,372	$106,396	$138,949	$169,020	$273,697	$577,120
(5)

Gross bookings represent the total amount paid by our customers for the travel services and products booked through us, including taxes, fees and other charges, and are net of cancellations, discounts and refunds.

(6)	Net Revenue Margins is defined as Revenue less Service Cost as a percentage of gross bookings.
(7)

In fiscal year 2017, we recognized incremental revenue of $9.2 million based on quarterly evaluation of trends of refund rights exercised by our customers along with a change in the estimate for provisions for cancelled tickets pursuant to confirmation from a supplier. Excluding such incremental revenue, our Net Revenue Margin for air ticketing for fiscal year 2017 would be 7.1%.

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

Risks Related to Us and Our Industry

Declines or Disruptions in the Travel Industry Could Adversely Affect Our Business and Financial Performance.

Our business and financial performance is affected by the health of the travel industry in India and worldwide, including changes in supply and pricing. Events specific to the travel industry that could negatively affect our business include continued fare increases, travel-related strikes or labor unrest, general civil unrest, fuel price volatility and bankruptcies or liquidations of our suppliers. For example, events in the Middle East over the past several years have resulted in an adverse impact on travel to that region. Such events also impact crude oil prices which may have an adverse impact on the travel industry globally, including our business. Similarly, political unrest in Bangkok, Thailand, has negatively impacted travel to those locations. Sudden disruptions in travel have also followed terrorist attacks such as the events of September 11, 2001 in the United States, the terrorist attacks in Paris, Brussels and the United Kingdom between 2015 and 2017 and adverse weather conditions or other natural disasters such as the April 2015 Nepal earthquake, the September 2014 Kashmir (India) floods and pandemic situations. In addition, the drop in the average value of the Indian Rupee as compared to the US dollar in fiscal year 2017 adversely impacted the Indian travel industry as it made travel for Indian consumers outside of India more expensive.

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

Our Business and Results of Operations Could Be Adversely Affected by Global Economic Conditions.

Perceived or actual adverse economic conditions, including slow, slowing or negative economic growth, unemployment rates, inflation and weakening currencies, and concerns over government responses such as higher taxes and reduced government spending, could impair consumer spending and adversely affect travel demand. Consumer purchases of discretionary items generally decline during periods of recession and other periods in which disposable income is adversely affected. As a substantial portion of travel expenditure, for both business and leisure, is discretionary, the travel industry tends to experience weak or reduced demand during economic downturns.

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

As an intermediary in the travel industry, a significant portion of our revenue is affected by fares and tariffs charged by our suppliers as well as volumes of sales made by us. During periods of poor economic conditions, airlines and hotels tend to reduce rates or offer discounted sales or run promotions to stimulate demand, thereby reducing our commission-based income. A slowdown in economic conditions may also result in a decrease in transaction volumes and adversely affect our revenue. It is difficult to predict the effects of the uncertainty in global economic conditions. If economic conditions worsen globally or in India, our growth plans, business, financial condition and results of operations could be adversely impacted.

If We Are Unable to Maintain Existing, and Establish New, Arrangements with Travel Suppliers, Our Business May Be Adversely Affected.

Our business is dependent on our ability to maintain our relationships and arrangements with existing suppliers, such as airlines which supply air tickets to us directly, Amadeus IT Group SA and Travelport Worldwide Ltd, our global distribution system, or GDS, service providers, Indian Railways, hotels, hotel suppliers and destination management companies, bus operators and car hire companies, as well as our ability to establish and maintain relationships with new travel suppliers. A substantial portion of our Revenue less Service Cost is derived from fees and commissions negotiated with travel suppliers for bookings made through our websites, mobile platforms or via our other distribution channels. Adverse changes in existing arrangements, including an inability by any travel supplier to fulfill their payment obligation to us in a timely manner, increasing industry consolidation or our inability to enter into or renew arrangements with these parties on favorable terms, if at all, could reduce the amount, quality, pricing and breadth of the travel services and products that we are able to offer, which could adversely affect our business and financial performance. For example, we have experienced short-term disruptions in the supply of tickets from domestic airlines in the past.

In addition, adverse economic developments affecting the travel industry could also adversely impact our ability to maintain our existing relationships and arrangements with one or more of our suppliers. In particular, adverse changes to the overall business and financial climate for the airline industry in India due to various factors including, but not limited to, rising fuel costs, high taxes, significant depreciation of the Indian Rupee as compared to the US dollar making travel for Indian consumers outside India more expensive, and increased liquidity constraints, could affect the ability of one or more of our airline suppliers to continue to operate or otherwise meet our demand for tickets, which, in turn, could materially and adversely affect our financial results. In addition, adverse changes to the overall business and financial climate for the airline industry in India due to various factors including, but not limited to, rising fuel costs, high taxes, significant depreciation of the Indian Rupee as compared to the US dollar making travel for Indian consumers outside India more expensive, and increased liquidity constraints, resulted in airlines in India reducing the base commissions paid to travel agencies. Over the last few years, the domestic airlines in India have continued to reduce the base commissions paid to travel agencies, which has had an adverse impact on our business in the past and rising competition in the Indian travel market prompted us to significantly increase our spending on marketing and sales expenses to promote transactions on our mobile platforms in India and to promote our non-air ticketing business. Any consolidation in the airline industry involving our suppliers may also adversely affect our existing relationships and arrangements with such suppliers. During fiscal year 2016, 2017 and 2018, we made significant investments in our ongoing customer inducement and acquisition programs, such as cash incentives and select loyalty program incentive promotions, to accelerate growth in our standalone hotel booking business in response to increased competition in the domestic travel market in India. This was the primary factor that resulted in our net loss of $(88.5) million, $(110.3) million and $(220.2) million in fiscal years 2016, 2017 and 2018, respectively.

No assurance can be given that our agreements or arrangements with our travel suppliers or GDS service providers will continue. In addition, our travel suppliers or GDS service providers may further reduce or eliminate fees or commissions or attempt to charge us for content, terminate our contracts, make their products or services unavailable to us as part of exclusive arrangements with our competitors or default on or dispute their payment or other obligations towards us, any of which could reduce our revenue and Net Revenue Margins or may require us to initiate legal or arbitral proceedings to enforce their contractual payment obligations, which may adversely affect our business and financial performance. See also “— Some of Our Airline Suppliers (Including Our GDS Service Providers) May Reduce or Eliminate the Commission and Other Fees They Pay to Us for the Sale of Air Tickets and This Could Adversely Affect Our Business and Results of Operations.”

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

We Have Sustained Operating Losses in the Past and May Continue to Experience Operating Losses in the Future.

We sustained operating losses in fiscal years from 2013 to 2018 and in all our fiscal years prior to and including fiscal year 2010. While we generated operating profits in fiscal years 2011 and 2012, there can be no assurance that we will be able to return to profitability or that we can avoid operating losses in the future. We expect to continue making investments in mobile technology, marketing and sales promotion (including brand building) and customer acquisition programs and expanding our hotels and packages offerings as part of our long-term strategy to increase the net revenue contribution of our hotels and packages business and to increase the share of customers visiting and transacting with us over our mobile platforms. The degree of increases in these expenses will be largely based on anticipated organizational growth and revenue trends, the competitive environment, pricing trends and trends in online penetration of the Indian travel market. As a result, any decrease or delay in generating additional sales volumes and revenue could result in substantial operating losses. For example, during fiscal years 2016, 2017 and 2018, we made significant investments in our ongoing customer inducement and acquisition programs, such as cash incentives and select loyalty program incentive promotions, to accelerate growth in our standalone hotel booking business in response to increased competition in the domestic travel market in India. This was the primary factor that resulted in our net loss of $(88.5) million, $(110.3) million and $(220.2) million in fiscal year 2016, 2017 and 2018, respectively.

The Travel Industry in India and Worldwide is Intensely Competitive, and We May Not Be Able to Effectively Compete in the Future.

The market for travel services and products is highly competitive. We primarily compete with established and emerging providers of travel services and products, including other online travel agencies such as Yatra.com, Booking.com, Cleartrip.com, Expedia.com, traditional travel agencies, tour operators, travel suppliers and intermediaries that provide travel services. Large, established internet search engines have also launched applications offering travel itineraries in destinations around the world, and meta-search companies who can aggregate travel search results also compete with us for customers. The Indian market is highly competitive, and current and new competitors may be able to launch new services at a lower cost. In the hotels and packages segment, we primarily compete with traditional travel players such as Cox & Kings, Thomas Cook and others in packages offerings, as well as OTAs in the case of standalone hotel bookings and new entrants.

Factors affecting our competitive success include, among other things, price, availability and breadth of choice of travel services and products, brand recognition, customer service, fees charged to travelers, ease of use, accessibility and reliability. Certain of our competitors have launched brand marketing campaigns to increase their visibility with customers. In addition, many large hotel chains and OTCs have launched initiatives, such as increased discounting and incentives, to encourage consumers to book accommodations through their websites. Discounting and couponing coupled with a high degree of consumer shopping behavior is particularly common in Asian markets we operate in, while brand loyalty in such markets is less important. In some cases, our competitors are willing to make little or no profit on a transaction, or offer travel services at a loss, in order to gain market share. Some of our competitors have significantly greater financial, marketing, personnel and other resources than us and certain of our competitors have a longer history of established businesses and reputations in the Indian travel market (particularly in the hotels and packages business) as compared with us. From time to time we may be required to reduce service fees and Net Revenue Margins in order to compete effectively and maintain or gain market share.

Further, we may also face increased competition from new entrants in our industry, some of whom may offer discounted rates and other incentives from time to time. We cannot assure you that we will be able to successfully compete against existing or new competitors in our existing lines of business as well as new lines of business into which we may venture. If we are not able to compete effectively, our business and results of operations may be adversely affected.

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

We Have Incurred and May Continue to Incur Significant Expenses to Grow Our Businesses, Including Marketing and Sales Promotion Expenses.

In order to drive our growth strategy in the hotels business, we have incurred increased marketing and sales promotion expenses. For example, our marketing and sales promotion expenses have increased from $109.0 million in fiscal year 2016 to $224.4 million in fiscal year 2017 (including the contribution of marketing and sales promotion expenses from the ibibo Group, which we acquired in January 2017) to $529.6 million in fiscal year 2018 as we made significant investments in our ongoing customer acquisition programs, such as cash incentives and select loyalty program incentive promotions, to accelerate growth in our standalone hotel booking business in response to increased competition in the domestic travel market in India. We may continue to incur such expenses in future, including expenses associated with our strategy of converting our traditional offline customers into online customers. We have incurred and expect to continue to incur significant expenses associated with customer inducement and acquisition programs in our hotels and packages business to offer cash incentives and select loyalty program incentive promotions from time to time on our booking platforms. We may also increase our marketing and sales promotion expenses as a result of our expansion into new markets and such expenses may not be offset by increased revenue particularly at the initial commencement of business in these new markets. We may also be required to lower our fees and commissions charged to hotel suppliers to retain and increase our market share in response to competitors that are able to negotiate better rates and higher performance linked and other incentives from such suppliers, including new entrants with greater financial resources than us. We may also incur increasing marketing and sales promotion expenses as we grow our redBus business (which we acquired as part of our acquisition of the ibibo Group), which competes with, among others, Abhibus, Paytm and other regional competitors. Such expenses and any loss of revenue from competitive pressures may adversely affect our business, financial condition and results of operations.

We Rely on Third-Party Systems and Service Providers, and Any Disruption or Adverse Change in Their Businesses Could Have a Material Adverse Effect on Our Business.

We currently rely on a variety of third-party systems, service providers and software companies. These include the GDSs and, other electronic central reservation systems used by airlines, various offline and online channel managing systems and reservation systems used by hotels and accommodation suppliers and aggregators. We also rely on systems used by Indian Railways, and systems used by bus and car operators and aggregators, as well as other technologies used by payment gateway providers. In particular, we rely on third parties to:

•	enable searches for airfares and process air ticket bookings;
•	process hotel reservations;
•	process bus ticket bookings and car rental reservations;
•	process credit card, debit card, net banking and e-wallet payments;
•	provide computer infrastructure critical to our business; and
•	provide customer relationship management, or CRM, software services.

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

Based on our operations in fiscal year 2018, a 10.0% appreciation of the US dollar against the Indian Rupee as of March 31, 2018, assuming all other variables remained constant, would have increased our loss for fiscal year 2018 by $8.3 million. Similarly, a 10.0% depreciation of the US dollar against the Indian Rupee as of March 31, 2018, assuming all other variables remained constant, would have decreased our loss for fiscal year 2018 by $8.3 million.

We are also exposed to movements between the US dollar and the Indian Rupee in our US and UAE operations, as 1.1%, 0.2% and 0.1% of our revenue for fiscal years 2016, 2017 and 2018, respectively, was generated by MMT India from its air ticketing business, and received in US dollars, although our expenses are generally incurred in Indian Rupees. Additionally, we primarily receive revenue from our hotels and packages business in Indian Rupees, but a portion of our expenses in this segment (those relating to outbound hotels and packages from India in particular) could be incurred in a non-Indian currency. We currently do not have any hedging agreements or similar arrangements with any counter-party to cover our exposure to any fluctuations in foreign exchange rates. Fluctuation in the Indian Rupee-US dollar exchange rate could have a material adverse effect on our business financial condition and results of operations, which we report in US dollars.

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

Further, many of our contracts with outsourcing service providers are short-term or have short notice periods. For example, our agreements with each of our call center providers may be terminated by either party on relatively short notice ranging from 30 to 90 days. In the event one or more of our contracts with our outsourcing service providers is terminated on short notice, we may be unable to find alternative outsourcing service providers on commercially reasonable terms, or at all. Further, the quality of the service provided by a new or replacement outsourcing service provider may not meet our requirements, including during the transition and training phase. Hence, termination of any of our contracts with our outsourcing service providers could cause a decline in the quality of our services and disrupt and adversely affect our business results of operations and financial condition.

We Rely on Information Technology to Operate Our Business and Maintain Our Competitiveness, and Any Failure to Adapt to Technological Developments or Industry Trends Could Harm Our Business.

The markets in which we compete are characterized by rapidly changing technology, evolving industry standards, competitor consolidation, frequent new service announcements and changing consumer demands. We may not be able to keep up with these rapid changes. In addition, these market characteristics are heightened by the progress of technology adoption in various markets, including the continuing adoption of the internet and online commerce in certain geographies and the emergence and growth of the use of smartphones and tablets for mobile e-commerce transactions, including through the increasing use of mobile apps. New developments in other areas, such as cloud computing, could make entering our markets easier for competitors due to lower upfront technology costs. As a result, our future success depends in part on our ability to adapt to rapidly changing technologies, to adapt our services and online platforms to evolving industry standards and to continually innovate and improve the performance, features and reliability of our services and online platforms in response to competitive service offerings and the evolving demands of the marketplace. In particular, it is increasingly important for us to effectively offer our services on mobile devices through mobile apps and mobile-optimized websites. Any failure by us to successfully develop and achieve customer adoption of our mobile apps and mobile-optimized websites would have a material and adverse effect on our growth, market share, business and results of operations. We believe that ease-of-use, comprehensive functionality and the look and feel of our mobile apps and mobile-optimized websites are increasingly critical as consumers obtain more of their travel and related services through mobile devices. As a result, we intend to continue to invest in the maintenance, development and enhancement of our websites and mobile platforms. Further, technical innovation often results in bugs and other system failures. Any such bug or failure, especially in connection with a significant technical implementation could result in lost business, harm to our brands or reputation, customer complaints and other adverse consequences, any of which could adversely affect our business, financial condition and results of operations.

In addition, we license from third-parties some of the technologies incorporated into our websites, and there can be no assurance that we will be able to renew such licenses on favorable terms or at all. As we continue to introduce new services that incorporate new technologies, we may be required to license additional technology. We cannot be sure that such technology licenses will be available on commercially reasonable terms, if at all.

Some of Our Airline Suppliers (Including Our GDS Service Providers) May Reduce or Eliminate the Commission and Other Fees They Pay to Us for the Sale of Air Tickets, and This Could Adversely Affect Our Business and Results of Operations.

In our air ticketing business, we generate revenue through commissions and incentive payments from airline suppliers, service fees charged to our customers and fees earned from our GDS service providers. Our airline suppliers may reduce or eliminate the commissions and incentive payments they pay to us. For example, few airlines in India have reduced the base commissions paid to travel agencies during fiscal year 2015. To the extent any of our airline suppliers further reduce or eliminate the commissions or incentive payments they pay to us in the future, our revenue may be further reduced unless we are able to adequately mitigate such reduction by increasing the service fees we charge to our customers in a sustainable manner. Any increase in service fees, to mitigate reductions in or elimination of commissions or otherwise, may also result in a loss of potential customers. Further, our arrangements with the airlines that supply air tickets to us may limit the amount of service fees that we are able to charge our customers. Our business would also be negatively impacted if competition or regulation in the travel industry causes us to reduce or eliminate our service fees.

We Depend on and Expect to Continue to Depend on a Concentrated Base of Airline Suppliers in India for a Significant Percentage of our Air Ticketing Revenue.

As a substantial portion of our air ticketing revenue is represented by base commissions and incentive payments paid to us by a relatively concentrated base of domestic airlines, a reduction or elimination in base commissions and incentive payments by any one or all of these airlines could have a material adverse effect on our revenue. Over the last few years, the domestic airlines in India have continued to reduce the base commissions paid to travel agencies.

In addition, our reliance on a concentrated base of airline suppliers in India gives those airline suppliers additional bargaining power in negotiating agreements with us. A reduction or elimination of base commissions and incentive payments by any of these domestic airline suppliers, the loss of any of these domestic airline suppliers or a domestic airline supplier exerting significant price and margin pressure on us could materially and adversely affect our business, financial condition and results of operations.

We Rely on the Value of Our Brands, and Any Failure to Maintain or Enhance Consumer Awareness of Our Brands Could Have a Material Adverse Effect on Our Business, Financial Condition and Results of Operations.

We believe continued investment in our brand, “MakeMyTrip,” is critical to retain and expand our business. We believe that our brand is well respected and recognized in the Indian travel market. We have invested in developing and promoting our brand since our inception and expect to continue to spend on maintaining our brand’s value to enable us to compete against increased spending by our competitors, as well as against emerging competitors, including search engines and meta-search engines, and to allow us to expand into new geographies and products where our brand is not well known. With the acquisition of the ITC Group in November 2012, we acquired the “ITC” brand, which we believe is a well-known brand in Southeast Asia. We also acquired the “goibibo” and “redBus” brands, which we believe are well-known in India, through our strategic combination with the ibibo Group by way of an acquisition of the ibibo Group in January 2017. We have invested and intend to continue to invest in developing and promoting these brands. There is no assurance that we will be able to successfully maintain or enhance consumer awareness of our brands. Even if we are successful in our branding efforts, such efforts may not be cost-effective. Our marketing costs may also increase as a result of inflation in media pricing (including search engine keywords). If we are unable to maintain or enhance consumer awareness of our brands and generate demand in a cost-effective manner, it would negatively impact our ability to compete in the travel industry and would have a material adverse effect on our business. See also “— We Cannot Be Sure That Our Intellectual Property Is Protected from Copying or Use by Others, Including Current or Potential Competitors, and We May Be Subject to Third Party Claims for Intellectual Property Rights Infringement.”

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

•	our ability to build or acquire required technology;
•	our ability to increase our customer base or drive repeat bookings from our existing customer base;
•	the general condition of the global economy (particularly in India and markets with close proximity to India) and continued growth in demand for travel services, particularly online;
•	the growth of the Internet and mobile technology as a medium for commerce in India;
•	changes in our regulatory environment; and
•	our ability to attract and retain key personnel.

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

We are also subject to additional risks involved in our strategies of expanding into new geographic markets and pursuing strategic partnerships and acquisitions. See “— Our International Operations Involve Additional Risks” and “— Our Strategic Investments and Acquisitions May Not Bring Us Anticipated Benefits, and We May Not Be Successful in Pursuing Future Investments and Acquisitions.”

Our Arrangements with Some of Our Suppliers May Subject Us to Additional Monetary Risks.

We generally do not assume inventory risk in our air ticketing business as we typically act as an agent. However, on a few occasions, we pre-purchase air ticket inventory in order to enjoy special negotiated rates and we assume inventory risk on such tickets. When we sell pre-purchased tickets to our customers, revenue is accounted for on a “gross” basis (representing the price of the tickets paid by our customers) and the amount spent to pre-purchase the ticket is classified as a service cost. We obtain access to inventory for most hotels outside India through contracts with online travel agents and aggregators outside India. In some instances, in order to enjoy special negotiated rates for these hotels, we pre-purchase hotel room nights and assume inventory risk on them. If we are unable to sell pre-purchased tickets or hotel room nights inventory as anticipated either at all or at expected rates, our revenue and business may be adversely affected.

Our International Operations Involve Additional Risks.

We have been operating in the United States since 2000, servicing mainly the air ticketing needs of non-resident Indians in the United States traveling inbound to India. We launched our website in the United Arab Emirates in December 2009. We need to continue to tailor our services and business model to the unique circumstances of such markets to succeed, including building new supplier relationships and customer preferences. We have also expanded, and intend to continue to expand, our business in other new markets, particularly those with a significant non-resident Indian population as well as those with proximity to India or favored by Indian travelers. We had previously entered into new geographies in Southeast Asia and in Europe through our acquisitions of Luxury Tours, the Hotel Travel Group, the EasyToBook Group and the ITC Group. Adapting our practices and models effectively to the supplier and customer preferences in these, or other, new markets could be difficult and costly and could divert management and personnel resources. We could also face additional regulatory requirements in these, or other, new markets which could be onerous. We cannot assure you that we will be able to efficiently or effectively manage the growth of our operations in these, or other, new markets.

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

Our Business Could Be Negatively Affected by Changes in Search Engine Logic.

A significant portion of the traffic to our websites is driven by Google, and, to a lesser extent, we use other search and meta-search websites and social websites to generate traffic to our websites, principally through pay-per-click advertising campaigns. The pricing and operating dynamics on these search and metasearch websites can experience rapid change commercially, technically and competitively. For example, Google frequently updates and changes the logic which determines the placement and display of its search results, such that the placement of links to our websites can be negatively affected and our costs to improve or maintain our placement in search results can increase. Changes by Google in how it presents travel search results, including its promotion of its travel metasearch services, or the manner in which it conducts the auction for placement among search results, may be competitively disadvantageous to us and may impact our ability to efficiently generate traffic to our websites, which in turn would have an adverse effect on our business, market share and results of operations. Similarly, changes by our other search and meta-search partners in how they present travel search results or the manner in which they conduct the auction for placement among search results may be competitively disadvantageous to us and may impact our ability to efficiently generate traffic to our websites.

In addition, we rely on various third-party distribution channels (i.e., marketing affiliates) to distribute hotel accommodation and airline ticket reservations. Should one or more of such third parties cease distribution of reservations made through us, or suffer deterioration in its search or meta-search ranking, due to changes in search or meta-search algorithms or otherwise, our business, market share and results of operations could be negatively affected.

Our processing, storage, use and disclosure of personal data exposes us to risks of internal or external security breaches and could give rise to liabilities.

The security of data when engaging in electronic commerce is essential to maintaining consumer and travel service provider confidence in our services. Any security breach whether instigated internally or externally on our systems or third party systems upon which we are dependent could significantly harm our business, financial condition, results of operations, brands and market share. It is possible that computer circumvention capabilities or other developments, including our own acts or omissions, could result in a breach of our security systems and compromise of consumer or other third-party data that we store and process. For example, third parties may attempt to fraudulently induce employees, travel service provider partners or customers to disclose user names, passwords, credit card details or other sensitive information which may in turn be used to access our information technology systems or to defraud our partners or customers. We have previously experienced targeted and organized attacks, including website attacks, phishing scams and denial of service and it is possible that we may experience more in the future. These risks are likely to increase as we expand our offerings, integrate our products and services, and store and process more data, including personal information. Our efforts to protect information from unauthorized access may be unsuccessful or may result in the rejection of legitimate attempts to book reservations through our services, any of which could result in lost business and materially adversely affect our business, financial condition, results of operations and reputation.

Our existing security measures may not be successful in preventing security breaches. A party (whether internal, external, an affiliate or unrelated third party) that is able to circumvent our security systems could steal confidential or proprietary information that we store and process. In the last few years, several major companies experienced high-profile security breaches which exposed their systems and information and/or their customers' or employees' personal information. We expend significant resources to protect against the risk of such security breaches, and we may need to increase our security-related expenditures to maintain or increase our systems' security or to address problems caused and liabilities incurred by breaches. Advances in technology or other developments could result in a compromise or breach of the technology that we use to protect consumer and transaction data. These issues are likely to become more difficult to manage as we expand the number of places where we operate and the number and variety of services we offer, and as the tools and techniques used in such attacks become more advanced. Security breaches could result in severe damage to our information technology infrastructure, including damage that could impair our ability to offer our services or the ability of consumers to make reservations or conduct searches through our services. Such breaches could result in loss of customer, financial or other data that could materially and adversely affect our ability to conduct our business, satisfy our commercial obligations or meet our public reporting requirements in a timely fashion or at all. Security breaches could also result in negative publicity, damage our reputation, expose us to risk of loss or litigation and possible liability, subject us to regulatory penalties and sanctions, or cause consumers to lose confidence in our security and choose to use the services of our competitors, any of which occurrences would have a negative effect on our business, financial condition, results of operations, brands and market share. Our insurance policies may not be adequate to reimburse us for losses caused by security breaches.

We have agreements with banks and certain companies that process customer credit card transactions for the facilitation of customer bookings of travel services from our travel suppliers. We may be liable for accepting international fraudulent credit cards on our websites. In fiscal year 2018, our key operating subsidiaries in India incurred a loss of $0.4 million due to unauthorized credit card transactions. These losses pertained to credit card or digital commerce fraud committed by third parties on our websites through the purchase of air tickets and hotels and packages products using fraudulent credit cards. We may also be subject to other payment disputes with our customers for such sales. If we are unable to combat the use of fraudulent credit cards, our revenue from such sales would be susceptible to demands from the relevant banks and credit card processing companies, and our results of operations and financial condition could be adversely affected.

We also face risks associated with security breaches affecting third parties conducting business over the internet. Consumers generally are concerned with security and privacy on the internet, and any publicized security problems could negatively affect consumers' willingness to provide private information or effect commercial transactions on the internet generally, including through our services. Some of our business is conducted with third-party marketing affiliates, which may generate travel reservations through our infrastructure or through other systems. Additionally, consumers using our services could be affected by security breaches at third parties such as travel service providers, payment processors or GDSs upon which we rely. A security breach at any such third-party marketing affiliate, travel service provider, payment processor, GDS or other third party on which we rely could be perceived by consumers as a security breach of our systems and in any event could result in negative publicity, subject us to notification requirements, damage our reputation, expose us to risk of loss or litigation and possible liability and subject us to regulatory penalties and sanctions. In addition, such third parties may not comply with applicable disclosure requirements, which could expose us to liability.

In our processing of travel transactions, we receive and store a large volume of personally identifiable data. This data is increasingly subject to legislation and regulations in numerous jurisdictions around the world, such as the Indian Information Technology Act, 2000, as amended, which would subject us to civil liability to compensate for wrongful loss or gain arising from any negligence by us in implementing and maintaining reasonable security practices and procedures with respect to sensitive personal data or information that we possess in our computer systems, networks, databases and software. India has also implemented privacy laws, including the Information Technology (Reasonable Security Practices and Procedures and Sensitive Personal Data or Information) Rules, 2011, which impose limitations and restrictions on the collection, use and disclosure of personal information. Any liability we may incur for violation of such laws and regulations and related costs of compliance and other burdens may adversely affect our business and profitability. We may also be subject to legislation and regulations such as the European Union’s Data Protection Directive and variations and implementations of that directive in the member states of the European Union. In addition, a new General Data Protection Regulation (“GDPR”) designed to unify data protection within the European Union under a single law, and to protect the privacy of personal data that is collected, processed and transmitted in or from the governing jurisdiction has come into effect from May 2018. Though we believe that the impact of the GDPR on our business will be minimal as the majority of our operations and customers are located outside of the European Union, this situation may change in future which will subject us to greater compliance costs and regulatory risks.

Non-compliance of any applicable data protection law could result in penalties or significant legal liability. We could be adversely affected if legislation or regulations are expanded to require changes in our business practices or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our business, results of operations or financial condition. We are also subject to payment card association rules and obligations under our contracts with payment card processors. Under these rules and obligations, if information is compromised, we could be liable to payment card issuers for associated expenses and penalties. In addition, if we fail to follow payment card industry security standards, even if no customer information is compromised, we could incur significant fines or experience a significant increase in payment card transaction costs.

System Interruption in Our Information Systems and Infrastructure including System Capacity Constraints May Harm Our Business.

We rely significantly on computer systems to manage consumer traffic to our websites and facilitate and process transactions. We may in the future experience system interruptions that make some or all of these systems unavailable or prevent us from efficiently fulfilling bookings or providing services to our customers. Any interruptions, outages or delays in our systems, or deterioration in their performance, could impair our ability to process transactions and decrease the quality of our service to our customers.

Further, the consumer traffic to our websites and through our mobile platforms continues to increase. If our systems cannot be expanded to cope with increased demand or fail to perform, we could experience unanticipated disruptions in service, slower response times, decreased customer service and customer satisfaction and delays in the introduction of new services, any of which could impair our reputation, damage our brands and materially and adversely affect our results of operations. If we were to experience frequent or persistent system failures, our reputation and brands could be harmed.

Our computer hardware for operating our services are currently located at hosting facilities in India. While we have backup systems and contingency plans for critical aspects of our operations or business processes, certain other non-critical systems are not fully redundant and our disaster recovery or business continuity planning may not be sufficient. Fires, floods, power outages, telecommunications failures, earthquakes, acts of war or terrorism, acts of God, computer viruses, sabotage, break-ins and electronic intrusion attempts from both external and internal sources and similar events or disruptions may damage, impact or interrupt our computer or communications systems, business processes or infrastructure at any time. Although we have put measures in place to protect certain portions of our facilities and assets, any of these events could cause system interruptions, delays and loss of critical data, and could prevent us from providing services to our customers and/or suppliers for a significant period of time. We do not carry business interruption insurance for such eventualities. Remediation may be costly and we may not have adequate insurance to cover such costs. Moreover, the costs of enhancing infrastructure to attain improved stability and redundancy may be time consuming and expensive and may require resources and expertise that are difficult to obtain.

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

We have registered the domain names for the period for which such domain names are registered: www.makemytrip.com (which includes the sub-domain “us.makemytrip.com” for our US website), www.makemytrip.ae, www.makemytrip.com.sg, www.goibibo.com, www.redbus.in, www.luxury.com.sg and www.indiaahoy.com. We primarily conduct our business under the “MakeMyTrip,” “goibibo” and “redBus” brand names and logos. We have registered the trademark “MakeMyTrip” in India, Mauritius, Bhutan, Nepal, Singapore, Taiwan, Indonesia, European Union, Canada, Australia, Malaysia, Saudi Arabia, Qatar, United Arab Emirates and Bahrain, Japan and Oman. Our applications for trademark registration are pending in Sri Lanka and Kuwait. We have registered the service mark for “ITC” in Thailand and have applied for registration of the trademark “ITC” in Thailand. We have also obtained an assignment over the trademark “Luxury Tours & Travel.” We have also applied for patents in India for certain aspects of our technological systems. The word mark “MakeMyTrip” and trademark “MakeMyTrip.com-India in every trip” are registered in the United States. We have applied for registration of our new “MY” MakeMyTrip logo and our MakeMyTrip mark with our new logo in India. We have also registered the following logos and word marks in India: “IBIBO,” “GOIBIBO,” “redBus.in,” “Ryde,” “Ryde by Ibibo,” “Ibibo Ryde” and “goCash.” The wordmark “REDBUS” and the logo are already registered in India, Chile, Colombia, Malaysia, Mexico, Peru, Philippines, Russia, Singapore and Turkey. We also have registered copyrights of our logos and brand names “MakeMyTrip,” “goibibo” and “redBus” in India and copyright registration of certain specific representations of the logo “my.”

The logos “India Ahoy” and the word mark “Travel Talkies,” logo and word mark “Tripalong,” “MakeMyTrip — Memories Unlimited,” “MakeMyTrip-Dil Toh Roaming Hai,” “Dil Toh Roaming Hai” and “Uncancel” are also registered trademarks in India. We have applied for trademark registration of the logos and word marks “MakeMyTrip — Hotels Unlimited,” “routeplanner”, the logo “my” and the word mark “MMT,” in India and such applications are currently pending. We have filed responses to objections raised by the Trademark Registry to certain of these applications. New applications for registrations were also filed for “MatchMaker”, “MMT Black”, “MMT Double Black” and “My Business”. Out of the aforesaid trademark applications filed, applications for the wordmark “MatchMaker”, “MatchMaker” (device) have been registered. The applications filed for “MMT Black” Wordmark are registered in three classes, but have been objected to in two classes. The logo is registered in all classes. Applications filed for “MMT Double Black” wordmark have been registered in three classes. The applications filed for “My Business” have been objected to, however, the reply to the objection has been filed.

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

The Government of India has rolled out comprehensive national goods and services tax, or GST, law that combines taxes and levies by the Central and State Governments into a unified tax structure with effect from July 1, 2017. The implementation of GST has significant impact on overall tax computation and compliance. We have implemented necessary changes to our business processes, accounting and IT systems in compliance with GST law. However, some of our suppliers are still in process of making necessary changes to their pricing strategies, product designs and IT system which may pose additional challenges for a near short term. We are also incurring additional tax compliance costs under the new tax law.

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

A company is said to be resident in India if it is incorporated in India or if the control and management of its affairs is situated wholly in India. Individuals and companies that do not fulfil the above criteria are treated as non-residents for purposes of the Indian Income-tax Act. The Finance Act, 2015 has amended this definition and brought in the concept of Place of Effective Management (PoEM) whereby a company would be considered a resident in India if its PoEM in that year is in India. As per the detailed guidelines, the PoEM of a foreign company would be in the country where key management and commercial decisions that are necessary for the conduct of the business of an entity as a whole, are in substance made. The guiding principles are based on holistic review of number of factors such as active business in India or outside India, location of board meetings, location of head office, composition of directors, management personnel and employees of the foreign company. PoEM is applied only if the revenue or the gross receipts of the foreign company is more than Rs. 500 million (approximately $7.68 million) in the financial year. The foreign entity whose PoEM is held to be in India would be liable to pay income tax in India on its entire income. Any of the group company that has the turnover above the defined threshold may attract evaluation under PoEM guidelines The PoEM concept has been made applicable with effect from Financial Year 2017-18.

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

The Motor Vehicles (Amendment) Bill, 2016, which is pending approval by Parliament, defines an aggregator as a digital intermediary or marketplace for passengers to connect with drivers.  However, it is as yet unclear when and whether this Bill will become law in its present form. We are subject to proceedings and notices under the Motor Vehicles Act, 1988 challenging the status of our redBus business, and may be subject to similar challenges in future. “Item 8. Financial Information – Consolidated Statements and Other Financial Information – Legal Proceedings – Other Proceedings – Writ petition filed in the Delhi High Court regarding applicability of the Motor Vehicles Act, 1988, as amended, or the MV Act, to the redBus business”. Although we believe that our redBus business is compliant with applicable laws, depending on the outcome of the above-mentioned proceedings, as well as any amendments to the MV Act or any other applicable laws, we may be required to adhere to additional compliance requirements.

As we are a technology-driven company, we may be subject to such and other laws in India and other countries in which we operate which do not recognize our business model and instead seek to require us to register as agents. If we are required to so register and conduct our business accordingly, our business and financial performance may be adversely affected.

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

The majority of our bookings are made through our Indian websites and our mobile platforms. According to the CISCO Visual Networking Index, Internet users as a percentage of India’s total population is expected to increase from 28% in 2016 to 59% in 2021. There can be no assurance that Internet penetration in India will increase in the future as slowdowns or disruptions in upgrading efforts for infrastructure in India could reduce the rate of increase in the use of the Internet. As such we may need to make additional investments in alternative distribution channels. Any slowdown or negative deviation in the anticipated increase in Internet penetration in India may also adversely affect our business and prospects. Finally, a slowdown in smartphone adoption or usage in India may lead to slower growth in the number of transactions completed through our mobile applications, which may adversely affect our business and prospects.

Our Significant Shareholders Exercise Significant Influence over Our Company and May Have Interests That Are Different from Those of Our Shareholders.

Ctrip.com International, Ltd., or Ctrip, Capital World Investors, Janus Henderson Group plc, or Janus Henderson, and Franklin Resources, Inc., or FRI, (jointly with Charles B. Johnson and Rupert H. Johnson, Jr.) beneficially owned 18.15%, 11.16%, 8.32% and 5.11% of our issued and outstanding ordinary shares, respectively, and Naspers Limited, or Naspers, (through its wholly-owned indirect subsidiary, MIH Internet) beneficially owned 100.0% of our issued and outstanding Class B Shares, based on the number of our ordinary shares and Class B Shares outstanding as of March 31, 2018 and public filings of, or information provided by, these shareholders.

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

Inaccurate Information from Suppliers May Lead to Customer Complaints.

Our customers that purchase hotel rooms or packaged tours booked online through our websites and mobile platforms may rely on the description of the accommodation presented on such websites and platforms to ascertain the quality of amenities and services provided at the relevant accommodation. We receive information utilized in the accommodation description on our websites and platforms directly from the accommodation provider. To the extent that the information presented on our websites and platforms does not reflect the actual quality of amenities and services at the accommodation, we may face customer complaints that may have an adverse effect on our reputation and the likelihood of repeat customers, which in turn may adversely affect our business.

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

In fiscal years 2016, 2017 and 2018, 88.0%, 92.8% and 95.8%, respectively, of our revenue was derived directly from sales by our subsidiaries in India. The performance and growth of our business are necessarily dependent on economic conditions prevalent in India, which may be materially and adversely affected by political instability or regional conflicts, a general rise in interest rates, inflation, and economic slowdown elsewhere in the world or otherwise. The CIA World Factbook estimates that consumer inflation in India was 5.6% in 2016 and 3.8% in 2017. The Indian economy also remains largely driven by the performance of the agriculture sector which depends on the quality of the monsoon which is difficult to predict. The Indian economy has grown significantly in recent years, although it has experienced economic slowdowns in the past. A change in government or a change in the economic and deregulation policies could adversely affect economic conditions prevalent in the areas in which we operate and our business. In November 2016, the Government of India and the Reserve Bank of India issued notifications withdrawing certain high-value denominations of currency notes as legal tender. Furthermore, the Goods and Service Tax Act was passed in the Indian Parliament on March 29, 2017 and went into effect on July 1, 2017. This Act is aimed at improving the collection of taxes and to boost development of Indian economy by removing indirect tax barriers between states and integrating the country through a uniform tax rate.

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

India regulates ownership of Indian companies by foreigners, although some restrictions on foreign investment have been relaxed in recent years. These regulations and restrictions may apply to acquisitions by us or our affiliates, including MMT India, ibibo India and affiliates which are not resident in India, of shares in Indian companies or the provision of funding by us or any other entity to Indian companies within our group. For example, under its consolidated foreign direct investment policy, or FDI policy, the Government of India has set out additional requirements for foreign investments in India, including requirements with respect to downstream investments by Indian companies, owned or controlled by foreign entities, and the transfer of ownership or control of Indian companies in sectors with caps on foreign investment from resident Indian persons or entities to foreigners, as well as such transactions between foreigners. These requirements, which currently include restrictions on pricing, valuations of shares and sources of funding for such investments and may in certain cases include prior notice to or approval of the Government of India, may adversely affect our ability to make investments in India, including through MMT India or ibibo India. Further, India’s Foreign Exchange Management Act, 1999, as amended, and the rules and regulations promulgated thereunder, or FEMA, restrict us from lending to or borrowing from our Indian subsidiaries. There can be no assurance that we will be able to obtain any required approvals for future acquisitions or investments in India, or that we will be able to obtain such approvals on satisfactory terms. Further, the Government of India has recently made and may continue to make revisions to the FDI Policy on e-commerce in India, including in relation to business model and permitted services. Such changes may require us to make changes to our business in order to comply with Indian law.

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

Following amendments to the Financial Services Act 2007 of Mauritius pursuant to the Finance (Miscellaneous Provisions) Act 2010 in December 2010, Mauritius companies holding a Category 1 Global Business License, or GBC1, issued by the Financial Services Commission in Mauritius are permitted to conduct business both in and outside Mauritius (instead of outside Mauritius only). The operations of a GBC1 company in Mauritius will be subject to tax on chargeable income at the rate of 15.0% in Mauritius. Our company holds a specific Tax Residence Certificate for India, valid until May 4, 2019 and a general Tax Residence Certificate for all jurisdictions, valid until May 8, 2019, from the Mauritius Revenue Authority, as per the guidelines prescribed by the Mauritius Revenue Authority. These tax residence certificates are renewed annually and we have applied for their renewal and currently await the renewed certificates.

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

As a foreign private issuer whose ordinary shares are listed on the Nasdaq Global Market, we are permitted to, and we will, follow certain home country corporate governance practices in lieu of certain Nasdaq Marketplace Rules, or the Nasdaq Rules. A foreign private issuer must disclose in its Annual Reports filed with the Securities and Exchange Commission, or the SEC, each Nasdaq Rule with which it does not comply followed by a description of its applicable home country practice. As a company incorporated in Mauritius and listed on the Nasdaq Global Market, we currently intend to follow our home country practice with respect to the composition of our board of directors, nominations committee, audit committee, executive sessions and approval of amendments to our share incentive plans. Unlike the Nasdaq Rules, the corporate governance practice and requirements in Mauritius do not require us to have a majority of our board of directors to be independent; do not require us to establish a nominations committee; do not require an audit committee to have at least three members, do not require us to hold regular executive sessions where only independent directors shall be present and do not require us to obtain shareholder approval prior to the issuance of securities when a stock option or purchase plan is materially amended. Such Mauritian home country practices may afford less protection to holders of our ordinary shares.

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

As of March 31, 2018, we had 59,343,426 ordinary shares and 42,638,206 Class B Shares outstanding. All of the ordinary shares sold in our prior public offerings are freely tradable without restriction or further registration under the US Securities Act of 1933, or the Securities Act, unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Subject to applicable restrictions and limitations under Rule 144 of the Securities Act, all of our shares outstanding before our prior public offerings will be eligible for sale in the public market. If these shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our ordinary shares could decline. We cannot predict what effect, if any, market sales of ordinary shares held by our significant shareholders or any other shareholder or the availability of these ordinary shares for future sale will have on the market price of our ordinary shares.

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

If a United States person is treated as owning at least 10% of our shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our stock, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). If our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as controlled foreign corporations (regardless of whether we are not treated as a controlled foreign corporation). A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject you to significant monetary penalties and may prevent the statute of limitations with respect to your U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries are treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any of such controlled foreign corporations or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States investor should consult its own advisors regarding the potential application of these rules to an investment in the stock.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of our Company

MakeMyTrip Limited (Company No. 24478/5832) is a public company incorporated under the laws of Mauritius with limited liability on April 28, 2000, and we hold a Category 1 Global Business License issued by the Financial Services Commission in Mauritius. Our registered office is located at c/o SGG Corporate Services (Mauritius) Limited, Les Cascades Building, 33 Edith Cavell Street, Port Louis, Mauritius and the telephone number for this office is (230) 212 9800. Our principal executive office is located at 19th Floor, Building No. 5, DLF Cyber City, Gurugram, India, 122002 and the telephone number for this office is (91-124) 439-5000. Our principal website address is www.makemytrip.com. Our other websites include www.goibibo.com; www.makemytrip.ae; www.makemytrip.com.sg; www.us.makemytrip.com and www.redbus.in. Information contained on our website, or the website of any of our subsidiaries or affiliates, is not a part of this Annual Report. Our agent for service in the United States is MakeMyTrip Inc., 60 East 42nd Street, Suite 605, New York, NY 10165.

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

As of March 31, 2018, our stated capital was $2,025,372,772.86 comprising 59,343,426 ordinary shares and 42,638,206 Class B Shares with a par value of $0.0005 each.

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

Goibibo also offers hotel room bookings and air ticketing services on www.goibibo.com and its mobile platforms, which are comparable to the hotels room bookings and air ticketing services offered on www.makemytrip.com and its mobile platforms. Like MMT India, the ibibo Group also offers rail tickets and ancillary travel services. While the ibibo Group and MMT India continue to operate these businesses under their respective goibibo and MakeMyTrip brands, we believe that our acquisition of the ibibo Group will contribute to the growth of these complementary businesses under the MMT India and ibibo India.

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

Notwithstanding our plans to continue to operate the ibibo Group’s businesses separately from MMT India’s, we plan to integrate certain backend functions, such as technology development, to support both businesses. Further, we believe that bringing together the MakeMyTrip, goibibo and redBus brands will strengthen each individual business. See also “Item 3. Key Information — D. Risk Factors —Risks Related to Us and Our Industry — Our Strategic Investments and Acquisitions May Not Bring Us Anticipated Benefits, and We May Not Be Successful in Pursuing Future Investments and Acquisitions.”

Other Acquisitions

In December 2014, we acquired a minority equity interest in Simplotel Technologies Private Limited, or Simplotel, and thereafter acquired additional shares of Simplotel in June and November 2015, and December 2016, which increased our equity shareholding in Simplotel to approximately 33%. Simplotel aims to provide hotels with responsive and optimized websites along with booking engines. We believe our investment in Simplotel will help to promote the online distribution of accommodation inventory in India.

In April 2015, we acquired certain assets of the online travel-planning service, Mygola.com, and the entire Mygola team joined our Company to focus on innovation in online travel. In April 2015, we acquired approximately 20.6% of the equity shares of Inspirock, Inc., which owns and operates www.inspirock.com, an online planning tool for developing custom-made itineraries. We believe that these investments will help us to further enhance our capabilities in the online tour planning space.

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

B. Business Overview

Our financial and operating results for fiscal year 2017 include the financial and operating results of the ibibo Group for the two months ended March 31, 2017 following the completion of our acquisition of the ibibo Group on January 31, 2017 and for the full year in fiscal year 2018.

We are a leading online travel company in India. Through our primary websites, www.makemytrip.com, www.goibibo.com and www.redbus.in, and mobile platforms, travelers can research, plan and book a wide range of travel services and products in India as well as overseas. Our services and products include air ticketing, hotels and packages, rail tickets, bus tickets, car hire and ancillary travel requirements such as facilitating access to third-party travel insurance and visa processing. As of March 31, 2018, we provided our customers with access to all major domestic full-service and low-cost airlines operating in India and all major airlines operating to and from India, over 53,000 domestic accommodations in India, over 500,000 hotels and properties outside India, Indian Railways and over 2,400 bus operators, including several major Indian and Singapore bus operators.

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

We have invested significant capital in our infrastructure and in sales and marketing efforts to build our brand, acquire customers and gain recognition, and recorded net losses for each of our fiscal years except for fiscal years 2011 and 2012. We recorded a net loss of $(88.5) million, $(110.3) million and $(220.2) million in fiscal years 2016, 2017 and 2018, respectively.

We have leveraged our significant market share in air ticketing and our strong brand to rapidly diversify into the hotels and packages business, which represented 54.4% of our Revenue less Service Cost during fiscal year 2018 and 51.3% in fiscal year 2017. The number of transactions for air tickets and hotels and packages booked through us was 7.0 million and 3.1 million, respectively, in fiscal year 2016, 9.4 million and 6.9 million, respectively, in fiscal year 2017, and 15.2 million and 13.2 million, respectively, in fiscal year 2018. Our Revenue less Service Cost was $169.0 million in fiscal year 2016, $273.7 million in fiscal year 2017, and $577.1 million in fiscal year 2018.

Our websites and mobile platforms are designed to provide our customers with a user-friendly experience. According to SimilarWeb, our www.makemytrip.com desktop and mobile websites had a total average of over 19.4 million active users per month in fiscal year 2018, our www.goibibo.com desktop website had an average of over 7 million active users per month in fiscal year 2018, and our www.redbus.in desktop website had an average of over 6.7 million active users per month in fiscal year 2018. While we experienced a decrease in the average of number of active users per month on our desktop websites during fiscal year 2018, we believe that this is due to more customers shifting towards using our mobile website and mobile applications instead of our desktop website as a result of the increased use of smartphones and mobile devices in India.

Customers are able to make bookings on our MakeMyTrip, goibibo and redBus mobile and desktop sites accessible through www.makemytrip.com, www.goibibo.com and www.redbus.in, respectively, and through our mobile applications for iOS, Android and Windows, which allow bookings for Indian and international flights, hotels and holiday packages, and Indian bus offerings, trains and inter-city cabs. Our mobile traffic and transactions are increasing rapidly and our mobile customer base (mobile website and applications) has increased from 18.2 million as of March 31, 2017 to 24.2 million as of March 31, 2018. As of March 31, 2018, our MakeMyTrip mobile application had been downloaded approximately 56.2 million times on Android, approximately 7.1 million times on iOS and approximately 0.5 million times on Windows Mobile. As of March 31, 2018, our goibibo mobile application had been downloaded approximately 45.6 million times on Android and approximately 4.5 million times on iOS. As of March 31, 2018, our redBus mobile application had been downloaded approximately 15.5 million times on Android and 1.5 million times on iOS. According to App Annie, our MakeMyTrip, goibibo and redBus mobile applications had over 16.4 million, 9.9 million and 7.1 million active users per month respectively in fiscal 2018. As of March 31, 2018, our various MakeMyTrip, goibibo and redBus mobile and application platforms had been downloaded over 129.4 million times.

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

We have made selective acquisitions in the past to grow our business, enhance our hotel inventory in popular travel destinations for our user base and to gain access to technology. In January 2017, we undertook a strategic combination with the ibibo Group by way of an acquisition of 100% equity interest in the ibibo Group, which provides online travel services in India. The ibibo Group was founded in 2007 and provides online travel services in India through its consumer travel brands. The ibibo Group owns and operates www.goibibo.com, a hotel and travel packages aggregator and booking service focused on the Indian consumer travel market. The ibibo Group’s standalone hotels business is substantially similar to MMT India’s standalone hotels business and, following the completion of the acquisition of the ibibo Group, we continue to operate our hotels and packages business through MMT India under the MakeMyTrip brand and ibibo India under the goibibo brand. ibibo India also offers hotel room bookings and air ticketing services on www.goibibo.com and its mobile platforms, which are comparable to the hotel room offerings and air ticketing services offered on www.makemytrip.com and its mobile platforms. In addition, the ibibo Group also owns and operates redBus, a leading online bus ticketing platform with a presence across India through www.redbus.in and in select countries overseas through other regional redBus websites.

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

MakeMyTrip

•	SATTE Award for Excellence in Online booking sites (2018)
•	ET Brand Equity Marketing Awards - Integrated marketing campaign (2018)
•	Times Travel Awards 2018 - OTA of the year (2018) (India)
•	Condé Nast Traveller India - Favourite online tour agent (2017)
•	Condé Nast Traveller India - Favourite travel app (2017)
•	Gold in the category of Travel and Holidays at the Businessworld Golden Cart Awards (2017)
•	Gold in the category of Best Travel and Tourism Brand by Social Samosa Social Media Awards (2017)
•	Most Favorite Online Tour Operator award by Readers’ Travel Awards 2016
•	Conde Nast Traveler Mobile Appies (2015) for the Most Innovative Travel App

•	Best Travel Portal India (2014) by World Travel Awards
•	Conde Nast Traveler Readers’ Travel Award – Favorite Online Travel Agent (2014, 2013) Favorite Travel Portal by Outlook Traveler (2015, 2014 and 2013)

goibibo

•	Silver in the category of Travel and Holidays at the Businessworld Golden Cart Awards (2016)
•	Best Tech Travel Aggregator Brand Award by The Economic Times (2015)
•	India’s No. 1 Brand in the category of Online Travel and Leisure by Business Standard (2015)
•	Best website in the category of Leisure and Travel by Website of the Year (2014 and 2015)

redBus

•	ABP News - Brand Excellence award in eCommerce sector (2017)
•	Bronze award (Effective Use Of Consumer Feedback category) at the ACEF Customer Engagement Awards (2017)
•	Bronze award for the redBus annual calendar at the Bangalore Big Bang Awards (2016)
•	Most Trusted Brand by IBC InfoMedia (2015)
•	Most Trusted Brand (online travel category) and 13th Most Trusted Internet Brand (overall) in The Brand Trust Report, India Study (2015)
•	mBillionth South Asia Award and Global Mobile Innovation Award by Eyefortravel (2014)

Our Strengths

We have the following competitive strengths:

A Leading Online Travel Company in India with Well-Recognized Brands. Since commencing our travel business in India in 2005, we have become a leading company in the Indian online travel market for air ticketing and hotels and packages bookings. In fiscal year 2016, 6.2 million transactions for domestic air tickets in India and 3.1 million transactions for hotels and packages were booked through us. In fiscal year 2017, 8.6 million transactions for domestic air tickets in India and 6.9 million transactions for hotels and packages were booked through us. In fiscal year 2018, 13.7 million transactions for domestic air tickets in India and 13.2 million transactions for hotels and packages were booked through us. While we experienced a slight decrease in the average number of active users per month on our desktop websites during fiscal year 2018, we believe that this is due to more customers shifting towards using our mobile website and mobile applications instead of our desktop website as a result of the increased use of smartphones and mobile devices in India. According to App Annie, our MakeMyTrip, goibibo and redBus mobile applications had over 16.4 million, 9.9 million and 7.1 million active users per month respectively in fiscal 2018. As of March 31, 2018, we have over 128.5 million users on our various MakeMyTrip, goibibo and redBus mobile and application platforms. Based on data from the DGCA, we estimate that one in four domestic air passengers in India booked their air ticket through our company in fiscal year 2018.

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

Comprehensive Selection of Service and Product Offerings. We offer our customers a comprehensive selection of travel and travel-related services and products. We cater to the travel needs of residents in India as well as non-resident Indians and others traveling to India from the United States, Southeast Asia, the United

Arab Emirates and other countries. Our services and products include air tickets, hotels and packages, rail tickets, bus tickets, car hire and ancillary travel requirements such as facilitating access to travel insurance and visa processing. As of March 31, 2018, we provided our customers with access to all major domestic full-service and low-cost airlines operating in India and all major airlines operating to and from India, over 53,000 domestic accommodation properties in India, over 500,000 hotels and properties outside India, Indian Railways and over 2,400 bus operators, including several major Indian and Singapore bus operators. Our selection of hotels is diverse, with choices for travelers from one-star to five-star offerings and home stays and budget rooms through GoStays on goibibo and RightStay by MakeMyTrip for budget travelers seeking alternative accommodations. We believe our comprehensive selection of travel services and products makes us a “one stop shop” for our customers’ travel needs and allows us to combine multiple products and provide customized packages that suit the unique needs of our customers.

Broad Distribution Network. We use a variety of technology-enhanced distribution channels to target the growing Indian middle class travel market, where Internet penetration is still relatively low. Our distribution network is centered on our India-focused websites, www.makemytrip.com, www.goibibo.com and www.redbus.in, our MakeMyTrip, goibibo and redBus mobile applications for Android and iOS, our United Arab Emirates-focused website, www.makemytrip.ae, our call centers, our airport counters and our various travel stores in over 40 cities in India as of March 31, 2018. As of March 31, 2018, we had a network of approximately 3,200 registered agents across over 300 cities and towns in India. Such travel agents can access our MakeMyTrip and redBus B2B websites which enable them to sell our full suite of online travel services to their customers. In fiscal year 2018, we also launched hotel booking centers for our goibibo brand in various cities in India. These booking centers are primarily located in popular travel destinations to serve offline customers in the budget hotel segment. Our customers are now able to make bookings on our MakeMyTrip, goibibo and redBus mobile sites accessible through www.makemytrip.com, www.goibibo.com and www.redbus.in, and through our mobile applications for iOS and Android, which allow bookings for Indian and international flights, hotels and holiday packages, Indian bus offerings, trains and inter-city cabs. Our broad distribution network gives us widespread access to travelers both in India as well as abroad.

Advanced, Secure and Scalable Technology Platform. We have built an advanced and secure technology platform, which integrates our sales, customer service and fulfillment operations. We have designed our websites to be user-friendly, providing our customers with extensive low-price options and alternative routings, as well as offering them combinations of flight and hotel bookings at cost-effective rates. Our websites also enable our customers to find their right destinations easily by using colloquial names or major landmarks. We continuously make improvements to our online booking platforms to enhance the user experience for researching and booking air tickets, hotels, packages and bus tickets on www.makemytrip.com, www.goibibo.com and www.redbus.in. We also continue to focus on automation, for example by making changes to our MakeMyTrip and goibibo extranet sites to allow more of our hotel suppliers to use a self-service mode in managing their rates and inventory.

Our web-based booking engines have been designed to link to our suppliers’ systems either through “direct connects” or a GDS (we use both Amadeus CRS and Galileo GDS), and are capable of delivering real-time availability and pricing information for multiple options simultaneously. Our goibibo and redBus platform is hosted on Amazon Web Services, or AWS, which provides a high degree of reliability, security and scalability and helps us to maintain adequate capacity. In addition, we also provide extranet access to our hotel suppliers where they can update their rates, inventory and content on our websites.

Our technology platforms in India are able to handle up to a maximum of 3.0 million website requests at one time on our MakeMyTrip platform and 4.0 million on our goibibo platform. Our platforms are scalable, and can be upgraded to handle increased traffic and complexity of products with limited additional investment. In the past, we have experienced peak traffic on our websites when multiple airlines have offered promotional rates, simultaneously. On those occasions, on average our www.makemytrip.com website handled approximately 42,000 transactions and over 2.0 million searches in a day and our www.goibibo.com website handled approximately 80,000 transactions and over 4.0 million searches in a day across all our hotel, car, train and bus offerings. On our website www.redbus.in, we receive approximately 1.0 million website requests and over 6.0 million searches per day. We intend to continue to invest in mobile offerings and applications.

Customer-Focused Approach. We place significant emphasis on technology, personnel and training to improve our services to our customers. Our customers can choose from our various customer service channels to contact us, including web-based self-service or chat support as well as our toll-free call centers, our airport counters, our travel stores and e-mail. We have access to a large amount of customer data on account of our size and our acquisition of the ibibo Group, which allows us to optimize our online marketing and provide customized product offerings. Our mobile service platforms allow customers to receive e-tickets and flight alerts via text messages on their mobile phones. Our customers are also able to make bookings on our mobile sites and web application mobile sites, accessible through www.makemytrip.com, www.goibibo.com and www.redbus.in.

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

We primarily outsource our call center operations and fulfillment process to Radical Minds Technologies Private Limited or Radical Minds Technologies, iEnergizer IT Services, etc. as we believe that these providers are experienced, reputable and able to adhere to our customer service standards and enhance our service quality. We also have a dedicated in-house escalation service team which operates 24 hours a day, seven days a week, and is responsible for addressing issues or complaints raised by our customers. All of our representatives participate in a formal training program before commencing work and have in-depth knowledge of their relevant local market. Our representatives also attend periodic training programs to familiarize themselves with our new services and products.

Experienced Management Team. We operate in an industry where we believe one of the most important assets is the quality of our people. Our senior management team is comprised of industry executives with significant experience in the travel industry, including online travel agencies, in India and the United States. Our senior management team also has in-depth experience in the internet, consumer services and consumer product industries, having worked with companies such as GE Capital, Google, PepsiCo, Colgate and Seagram. Our senior management team is supported by our broader leadership team, comprising talented and experienced professionals that oversee and implement our day-to-day operations. We also actively recruit MBA graduates and engineers from leading institutions in India to fill important management roles in our company.

Our Strategy

We believe that the low but fast growing Internet penetration and mobile internet in India, coupled with income growth in India provide us with significant growth opportunities. Our objective is to pursue long-term market share growth opportunities to grow profitably by building on our current position as one of India’s leading online travel companies. The key elements of our strategy include:

Expand Our Hotels and Packages Business. Our hotels and packages business generally yields higher Net Revenue Margins than our air ticketing business, and we intend to continue shifting our business mix towards this segment. In fiscal year 2017, we undertook a strategic combination with the ibibo Group by way of an acquisition of the ibibo Group, which operates a hotels and packages business substantially similar to our existing business under the MakeMyTrip brand, making us one of the leading online hotels and packages providers in India.

We will proactively invest to gain further market share, through increasing automation, adopting new technologies and a deep customer focus. Our objective is to enable more hotel suppliers to be seamlessly connected to our various websites with the latest technology methods which include direct connects, channel managers and direct integrations with various aggregators. We also continue to focus on automation by making changes to our extranet to allow more of our hotel suppliers to use a self-service mode in managing their rates, inventory, content, payments and confirm bookings made by our customers on a real-time basis. According to the CISCO Visual Networking Index, Internet users as a percentage of India’s total population is expected to increase from 28% in 2016 to 59% in 2021, while mobile devices and connections per individual was 1.1 in 2016 and expected to increase to 1.5 in 2021. We believe that we can increase our total number of transactions as Internet penetration in India increases over time. In addition, given the high penetration of smart phones in India, we have also introduced our extranet mobile application which allows hotels to directly update inventory and rates, and confirm bookings through the application. We are investing on improving the customer experience by improving our offering on various devices (especially mobile and tablets) which the customers use to connect with us and becoming more content-focused. We also intend to grow our packages business outside India through strategic partnerships and acquisitions, as well as by strengthening our relationships with key aggregators from whom we procure inventory for our packages products.

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

We seek to continue expanding our travel offerings beyond core air tickets, hotels and packages to mass market products including bus and rail. We introduced the sale of bus tickets in 2008 and the sale of rail tickets in 2009 under our MakeMyTrip brand. In January 2017, we expanded both of these businesses through the acquisition of the ibibo Group and the addition of its redBus bus ticketing and goibibo rail ticketing businesses to our offerings. We also provide car hire services in conjunction with our holiday package bookings and in fiscal year 2018, we introduced intercity car hire services on both MakeMyTrip and goibibo platforms. Further, we also provide other value-added ancillary services such as facilitating access to insurance and visa processing to enhance our customers’ travel experience.

Enhance Our Service Platforms by Investing in Technology. We intend to continue to invest in technology to enhance the features of our services and our platforms. For example, we plan to integrate our various hotel booking systems across our various websites and mobile platforms. We also intend to extend user feedback features to more products, enable more user-friendly bookings to be saved by our customers and used across all our services and products, enhance our mobile service platform to make mobile transactions more user-friendly and allow real-time fingerprinting to prevent online credit card fraud. We intend to sell more of our holiday packages online in addition to selling through our call centers, which we believe will result in increasing our operating margins. We believe that our continued investments in technology will enable us to enhance our customer service and to capitalize on the expected growth opportunities in the online travel market in India. We intend to continue to focus on increasing our online and mobile customer base. We intend to continue to invest in mobile offerings and applications. We also intend to strengthen our focus on analytics, and upgrading our technology platform.

Expand into New Geographic Markets. We believe we are well positioned for growth in other overseas markets, particularly those with a significant non-resident Indian population as well as destinations with proximity to India and favored by Indian travelers, particularly popular regional destinations that are located within a five-hour flight from India. In December 2009, we launched our website, www.makemytrip.ae, in the United Arab Emirates, following, among other things, the registration of our website’s domain name with the relevant registry as well as the procurement of additional servers to handle the increased traffic from this new international website. The United Arab Emirates has a significant non-resident Indian population, and our website is intended to serve the travel needs of non-resident Indian travelers traveling from the United Arab Emirates and neighboring Middle Eastern countries to India as well as on their travels elsewhere. We entered the Singapore market by acquiring Luxury Tours in May 2011. In July 2011, we incorporated Luxury Tours (Malaysia) to expand our operations in Malaysia and adjacent markets. In November 2012, we expanded in Southeast Asia through our acquisition of the ITC Group. In January 2017, as part of our acquisition of the ibibo Group, we entered the Colombia and Peru markets through our redBus business.

Pursue Selective Strategic Partnerships and Acquisitions. In addition to growing our business organically, we have in the past and may continue to pursue strategic partnerships and targeted acquisitions that complement our service offerings, strengthen or establish our presence in our targeted domestic and overseas markets or to gain access to technology. On January 31, 2017, we undertook a strategic combination with the ibibo Group by way of an acquisition of 100% equity interest in the ibibo Group, which owns and operates air ticketing, hotels and packages and rail and bus ticketing businesses under its goibibo and redBus brands. In 2015, we acquired an approximate 30% stake in HolidayIQ Pte. Ltd., which owns and operates www.HolidayIQ.com, a travel information portal and recommendation search engine that is popular within the Indian travel community, and an approximately 20.6% in Inspirock, Inc., which owns and operates www.inspirock.com, an online planning tool for developing custom-made itineraries. In 2014, we acquired a minority equity interest in Simplotel in December 2014, and thereafter we acquired additional shares of Simplotel in June and November 2015, and December 2016, which increased our equity shareholding in Simplotel to approximately 33%. In fiscal year 2013, we became the sole owner of Luxury Tours, a Singapore-based travel agency which is engaged in the business of providing hotel reservations, excursion tours and other related services to inbound and outbound travelers in Singapore and the rest of Southeast Asia, following our initial investment in 2011. We became the sole owner of the ITC Group in 2015, a well-established hotel aggregator and tour operator focused on Thailand in which we initially invested in 2012. We believe that our acquisitions and partnerships, together with our technology platform that enables us to successfully and cost-effectively integrate our new acquisitions and partners, have helped to strengthen our positions in our different businesses. We expect to continue to monitor strategic partnerships and acquisitions in the future.

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

	Number of Transactions
	For Fiscal Year March 31
	2016	2017	2018
Indian domestic air travel	6.2 million	8.6 million	13.7 million
Outbound air travel	0.6 million	0.8 million	1.5 million

We provide our customers with a wide selection of airline tickets for all major domestic full-service and low-cost airlines operating in India, including Air India, Air India Express, Go Air, IndiGo, Jet Airways, SpiceJet, Vistara, Air Asia and Trujet; and all major international flights that originate from cities in India, including Air India, Air France-KLM, British Airways, Emirates, Jet Airways, Lufthansa, Malaysia Airlines, Singapore Airlines, Thai Airways, FlyDubai, Air Asia, Etihad Airways, Kenya Airways, Qatar Airways, Virgin Atlantic, Malindo and Tiger Airways. We make bookings with these airlines either through a GDS (we use both Amadeus CRS and Galileo GDS) or via “direct connects” to the airlines’ booking systems.

We believe our websites and mobile platforms provide comprehensive information to our customers in a time-efficient and unbiased manner. Customers are able to quickly and easily evaluate a broad range of potential fare and airline combinations through our user-friendly websites. Customers may search for flights based on their preferred travel dates, destinations, number of passengers, number of stops and class of travel, or may use our more advanced search tool and include additional search parameters. For example, for our Indian domestic flights, customers may include searches for night flights, specify a preference for direct flights, as well as include only certain airlines and only refundable fares. Customers can also easily filter and sort the results of their search according to their preferences.

Inbound Travel to India. We began selling air tickets for the United States-to-India sector in 2000 through our MakeMyTrip platform. Following our acquisition of the ibibo Group in January 2017, we also sell air tickets for inbound travel to India through our goibibo platform. Our customers are mainly non-resident Indians and persons of Indian origin traveling to India. Our customers may search and book their flights on our US sub-domain website, us.makemytrip.com, which is linked to our MakeMyTrip primary website, www.makemytrip.com, and uses a similar search and display interface. The total number of transactions for inbound air travel to India booked primarily from the United States and the United Arab Emirates through us was 0.16 million in fiscal year 2016, 0.11 million in fiscal year 2017 and 0.05 million in fiscal year 2018.

Hotels and Packages

We introduced our hotels and packages business in 2005 and have since experienced significant growth in this area, including through our acquisition of the ibibo Group in January 2017. The ibibo Group’s standalone hotels business is substantially similar to MMT India’s standalone hotels business and, following the completion of the acquisition of the ibibo Group, we continue to operate our hotels and packages business through MMT India under the MakeMyTrip brand and the ibibo Group under the goibibo brand. The total number of transactions in our hotels and packages business was 3.1 million in fiscal year 2016, 6.9 million in fiscal year 2017 and 13.2 million in fiscal year 2018.

Hotels. Customers can search 53,000 domestic accommodation properties in India and over 500,000 hotels and properties outside India on our MakeMyTrip and goibibo websites. We obtain access to room inventory from our hotel suppliers through three methods: “direct connects,” “direct allocation” and for most hotels outside India, through contracts with online travel agents and aggregators outside India. Substantially all of our hotel suppliers in India have a “direct allocation” arrangement with us whereby they allocate rooms directly to us either by managing their room inventory on an extranet provided by us, or through channel managers, or supported by us via telephone. We do not assume any inventory risk for such “direct allocation” as unsold inventory is released to the hotels within an agreed period of time. The remaining hotels in India are connected through direct connects. “Direct connect” is the method by which our booking systems are integrated with the central reservations systems of the hotels and reservations made are confirmed on a real-time basis, although this applies to a small proportion of our total hotel bookings. Through our ongoing efforts to increase the automation of and otherwise improve our extranet, our hotel suppliers are now able to perform more of the necessary functions for executing transactions through our system without our direct involvement. We obtain access to inventory for most hotels outside India through contracts with other online travel agents and aggregators outside India. In some instances, in order to enjoy special negotiated rates for these hotels, we pre-purchase hotel room nights and assume inventory risk on them. Our inventory also includes home stays and budget rooms through goibibo and MakeMyTrip. In 2017, we also introduced MakeMyTrip Assured Hotels, which categorizes based on quality and service reviews to provide quality assurance to customers at the time of booking. During fiscal year 2018, we merged our supplier extranet for our MakeMyTrip and goibibo brands to a common technology platform for our domestic and self-contracted international accommodation properties both on our websites and mobile applications. We are also working to further develop this platform by adding features like payment reconciliation, management of inventory, rates, promotions and analytical capabilities.

Our customer base is primarily residents in India and non-resident Indians and others traveling to India from the United States and other countries. With respect to our websites and applications, the focus of our technological improvement and sales efforts is on consolidating multiple supply sources and identifying the best rates possible for our customers. In addition, we have invested in multi-lingual products and marketing, with in-house translation and customer service teams for twelve different languages. On our www.makemytrip.com and www.goibibo.com websites and through our applications on various mobile platforms, customers may search for hotels based on their destination, preferred dates for check-in and check-out, and may easily filter their search results by selecting star ratings, specific hotel chains, location and other options. Customers can also indicate amenity preferences, such as business services, internet access, fitness centers, swimming pools and travel assistance. MakeMyTrip’s “View Map” offers customers the ability to compare hotel locations on an interactive neighborhood map. Our online hotel booking platforms provide an enhanced user experience for researching and booking hotels on desktop and mobile devices.

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

•

Corporate Travel Service. In fiscal year 2018, we introduced corporate booking tool “myBiz” which is a complete business travel solution for the booking of travel services by corporates and SMEs. myBiz was built to provide greater flexibility and convenience for business travel and also offers corporate travel benefits for employees. myBiz is also designed to reduce payment inefficiencies and minimize corporate card abuse. It offers a centralized, corporate level wallet for all bookings, which is managed by corporate administrators and provides real-time reporting. As of March 31, 2018, over 35,000 companies have registered on this platform with a large number of them transacting across air ticketing as well as hotel bookings.

See Note 6 to the accompanying consolidated financial statements in Item 18 for a breakdown of total revenues by geographical location of customers for each of the last three fiscal years.

Other Services and Products

Rail Tickets. We sell railway tickets in India on our MakeMyTrip and goibibo platforms through “direct-connect” access to Indian Railways’ passenger reservation system online, allowing customers to reserve and purchase Indian Railways tickets on a real-time basis through our websites. Indian Railways is India’s state-owned railway which owns and operates most of India’s rail transport. We booked 0.24 million, 0.30 million and 0.81 million transactions for rail tickets in fiscal years 2016, 2017 and 2018, respectively.

Using a customized search interface, our customers are able to quickly search for train tickets based on their preferred travel dates, destinations and class of travel. Customers are able to compare travel options across various trains, classes, dates and prices. The search results displayed are detailed and have been customized to suit the needs of local Indian railway users.

Bus Tickets. Following our acquisition of the ibibo Group in 2017, we own and operate our bus ticketing business primarily through redBus, a leading online bus ticketing platform with a presence across India through www.redbus.in and in select countries overseas through our other regional redBus websites. Customers are able to make bookings on our desktop sites, www.redbus.in, www.makemytrip.com and www.goibibo.com and on major mobile platforms through our mobile applications for iOS and Android. Through our redBus mobile application, customers can also access YourBus, a vehicle tracking tool. Through our websites and mobile platforms, 0.24 million, 5.5 million and 39.6 million bus tickets were booked in fiscal years 2016, 2017 and 2018 respectively.

redBus mobile traffic and transactions are increasing rapidly, from approximately 2.1 million transactions as of March 31, 2017 to 2.9 million as of March 31, 2018. As of March 31, 2018, our redBus mobile application had been downloaded approximately 15.5 million times on Android and 1.5 million times on iOS. As of March 31, 2018, we had approximately 9.1 million mobile users. Customers are also able to book bus tickets through our MakeMyTrip platform.

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

Customers can search for bus tickets based on their preferred travel dates and routes and our websites will typically display numerous options for customers to choose from. We offer our customers basic information on the type of bus used on the relevant route and customers are able to select seats, choose from the available boarding points in the relevant city on the routes as well as obtain information on the location of the chosen boarding point among other details. Our redBus website also enables our customers to find their destinations easily by using colloquial names. We also recently made significant improvements to our online bus booking platform, such as more flexible filters and crowd-sourced bus images and reviews from our users which helps our customers make informed decisions while booking buses. Our redBus website also includes tools to book weekend getaways that include bus bookings for the onward and the return trip and a hotel stay in the getaway location.

redBus also sells bus tickets and hotel room reservations through agent platform, SeatSeller, which comprises more than 20,000 agents across India, Southeast Asia and Latin America. In addition, redBus tickets are sold through more than 200 application programming interface, or API partners. The redBus transaction database is highly scalable to cater to our growing transaction needs.

During fiscal year 2018, we also launched new features on our platform such as dynamic pricing, one-touch booking, bus tracking, zero cancellation fee booking and re-scheduling.

Car Hire. We provide car hire services in conjunction with holiday package bookings on our Indian website. In fiscal year 2018, we introduced intercity car hire services on both MakeMyTrip and goibibo platforms. Customers can make their bookings on our desktop and mobile sites and using our mobile applications for iOS and Android. As of March 31, 2018, we offered car hire services in more than 1000 cities in India.

Ancillary Services and Products

As an ancillary service offered to our customers, we provide our customers with the option to purchase travel insurance for trips booked on our MakeMyTrip, goibibo and redBus platforms at the time of booking.  For air travel, customers are also given an option to purchase ancillaries services such as seat selection, in-flight meals and checked baggage.

Distribution Channels

We utilize a variety of technology-enhanced distribution channels to target the growing Indian middle class travel market, where Internet penetration is still relatively low. Our broad distribution network gives us access to Indians traveling domestically or overseas and also reaches non-resident Indians and others traveling inbound to India. Our distribution network uses a combination of our websites, call centers, airport counters and travel stores as well as our travel agents’ network in India and mobile service platform, giving us multiple channels to access these customers. The majority of our total transactions are carried out through our websites and mobile applications.

Our customers’ varied needs are served by different distribution channels. During fiscal year 2018, 99.4% of our sales of air tickets for travel were made through our websites and mobile applications and the balance of our sales for air tickets, were made through our call centers and were most commonly for inbound travel. Our sales of hotel rooms are also primarily made through our websites and our mobile applications. Our customers can book standard flight plus hotel packages on our websites and our mobile applications, but the majority of the sales of packages within or outside India are concluded through our call centers, travel stores and travel agents’ network. All of our rail and bus ticket sales in India are made through our Indian website.

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

Typically, a transaction on our websites involves the following steps:

Search. A customer conducts a search for a particular product, or combination of products (for example, flight plus hotel), on our websites by defining desired parameters. For example, for domestic Indian flights, apart from the city of departure and destination, number of travelers and dates of travel, our customers can also input additional parameters such as preferred cabin class, preferred airlines, refundable fares and direct flights. Our websites’ search capabilities employ scalable search and routing logic that we believe return comprehensive results without sacrificing search response times or creating added stress on our suppliers’ infrastructure. Our search results are generated in a cost-effective and time-efficient manner since over 80% of our search results come from cache. Our web-based MakeMyTrip, goibibo and redBus booking engines, which have been designed to link to our suppliers’ systems either through “direct connects” or a GDS (we use both Amadeus CRS and Galileo GDS), allows us to deliver real-time information. In addition, we also provide extranet access to our hotel suppliers where they can update their rates, inventory and content on our websites.

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

Payment. We offer our customers a variety of payment methods. On our Indian websites, customers may pay in Indian Rupees with credit cards, debit cards issued by several major banks in India (including Citibank, ICICI Bank, HDFC Bank, State Bank of India and AXIS Bank), bank transfers or e-Wallets (including Paytm and PhonePe). We also offer partial payment options for large value transactions. All sales made through our desktop and mobile platforms require consumers to pay or guarantee their purchases with their credit cards. The online payment gateway for net banking is secured by “Verified by VISA,” “MasterCard SecureCode,” “Diners ProtectBuy,” “RuPay PaySecure” and “American Express SafeKey.” Customers may also use our propriety prepaid wallets (“MyWallet”, “GoCash” and “redBus Wallet”) to obtain instant refunds and a quicker checkout experience. We recently began accepting payment through the Bharat Interface for Money (BHIM) unified payment interface for our redbus or MakeMyTrip Android app. On our US MakeMyTrip website, customers may pay in US dollars with credit cards or through PayPal. On our United Arab Emirates website, customers may pay in United Arab Emirates Dirhams with credit cards. On our other international websites, customers may pay in multiple currencies with credit cards.

We offer a travel finance option that provides qualified customers with a personal loan from HDFC Bank to pay for their bookings. We have also partnered with Bajaj Finserv to offer no-cost equated monthly instalment, or EMI, payment bookings for qualified Bajaj Finserv EMI cardholders. We also offer an algorithm-based “Book Now, Pay Later” option for certain customers and offerings, as well as a hotel booking option that requires Rs. 1.00 at booking with the remainder auto-debited after completion of the stay.

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

Call Centers

Our in-house call centers that handle our sales and post-sales customer service support for MMT India’s international hotels and packages business as well as domestic Indian packages with more complicated itineraries, are run out of Gurugram in India, as well as out of Singapore. Our in-house call centers that handle our sales and post-sales customer service support for our bus-related services are run out of Bangalore and Pune, as well as out of Singapore and Thailand. Our call centers in India operate 24 hours a day, seven days a week and customers can call these centers through various toll-free numbers in India to consult with our sales representatives, receive comprehensive, real-time hotel and package information, and make travel bookings. All of our sales representatives in India participate in a formal four-week training program before commencing work and have an in-depth knowledge of their relevant local market. Our sales representatives are also trained and updated with our new services and products.

To achieve cost-efficiency and scalability, we utilize various third-party vendors in India to manage our call center service and we outsource our call center service for sales and service for all international flights (both inbound to India and outbound from India), and most of our hotel reservations and packages to such vendors. Our outsourcing service providers also handle our post-sales customer service support for all flights (domestic and international), hotel reservations and packages, and rail and bus ticketing, as well as back office fulfillment and ticketing services. We primarily outsource our call center operations and fulfillment process to iEnergizer IT Services, Radical Minds Technologies, etc. as we believe that these providers are experienced, reputable and able to adhere to our customer service standards and enhance our service quality. Our external agents must undergo a formal four-week training program as well as periodic refresher training courses in order to understand our processes and systems and be able to effectively service our customers.

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

Travel Stores

As of March 31, 2018, we had 14 company-owned travel stores in 14 cities, including one in our office in Gurugram, over 30 franchisee-owned travel stores which primarily sell packages in 28 cities, and counters in four major airports in India under our MakeMyTrip brand. In fiscal year 2018, we also launched hotel booking centers for our goibibo brand in various cities in India. These booking centers are primarily located in popular travel destinations to serve offline customers in the budget hotel segment.

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

Travel Agents’ Network

As of March 31, 2018, we had a network of approximately 3,200 registered agents across over 300 cities and towns in MakeMyTrip and over 20,000 agents in redBus. Such travel agents can access our MakeMyTrip and redBus B2B websites which enable them to sell our full suite of online travel services to customers. Our B2B websites use a similar interface as our external customer-facing websites. We believe our network is attractive to travel agents as we provide access to products which such agents may not otherwise be able to access cost-effectively or at all. These travel agents earn commissions from us depending on the volume and type of travel services and products sold. Furthermore, our travel agents’ network allows us to expand our footprint in India and distribution network in a cost-effective manner.

Mobile

Our MakeMyTrip, goibibo and redBus mobile platforms, including our mobile websites and mobile applications, allow customers to search, book and pay for Indian domestic and international air tickets, hotels and packages, rail and bus tickets and car bookings on their mobile phones at no additional cost. The tickets and bookings are delivered through email and text messages. In addition to being able to make different types of travel bookings on their smartphones and mobile devices, customers can view their booking details, cancel bookings, request e-tickets, track refund status, look for new deals and use location-based services to find nearby places of interest. Our mobile applications are available for Android, iOS, and Windows devices.

As of March 31, 2018, our MakeMyTrip mobile application had been downloaded approximately 56.2 million times on Android, approximately 7.1 million times on iOS and approximately 0.5 million times on Windows Mobile. As of March 31, 2018, our goibibo mobile application had been downloaded approximately 45.6 million times on Android and approximately 4.5 million times on iOS. As of March 31, 2018, our redBus mobile application had been downloaded approximately 15.5 million times on Android and 1.5 million times on iOS. According to App Annie, our MakeMyTrip, goibibo and redBus mobile applications had over 16.4 million, 9.9 million and 7.1 million active users per month respectively in fiscal 2018. Approximately 65.6% of our Indian online visitors reached us through our mobile platforms in fiscal year 2018. We have invested significantly in customer acquisition and inducement programs in order to increase mobile application downloads and accelerate growth in our India standalone hotel booking business. In our hotels and packages booking business, more than 77% of online transactions in fiscal year 2018 were completed through our mobile platforms.

Technology and Infrastructure

General

We benefit from an advanced technology platform which we believe has a high level of reliability, security and scalability, and which has been designed to handle high transaction volumes across all our websites on shared infrastructure.

We operate our technology platform through external and internal data centers in India located in Mumbai, Chennai and Gurugram. Our Indian external data centers run together in “active-active” mode so that each serves approximately half of our website traffic at any given time. Our internal data center runs independently and serves all the data needs of our internal operations, such as e-mail.

In the event one of our Indian external data centers shuts down, our other Indian external data center will automatically take over for it. This capability helps us to ensure business continuity and minimize potential damage in the event of a disruption. Our www.makemytrip.com platform is able to handle up to 3.0 million website requests and 8.5 million page views per day and our www.goibibo.com platform is able to handle up to 4 million website requests and 9 million page views per day.

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

•	availability on a variety of mobile platforms, including iOS and Android;
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

Our ERP application uses Microsoft Dynamics in the case of MMT India. For ibibo India, both Oracle Financial Services Software and Microsoft Dynamics are used. Tally is used for our redBus business. These systems are integrated with our mid-office systems which enable our agents to create and amend bookings as well as to attend to customer inquiries raised in our CRM systems.

Our goibibo, redBus and certain portion of our MakeMyTrip platforms are hosted on Amazon Web Service (AWS) which provides us the flexibility to scale horizontally. AWS provides a high degree of reliability, security and scalability all at the same time. For business continuity, these systems are backed up and snapshots are taken at regular intervals, including several times throughout the day. We have the ability to scale any of our applications depending on the traffic. This helps us in maintaining adequate capacity. Our technology architecture is modeled on web service architecture, which enables us to move swiftly and make changes on any APIs. We also have a New Relic monitoring system that tracks crucial metrics of our goibibo and redBus applications. These provide information on system health, performance and security that is trackable in real time and can be data mined for troubleshooting.

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

Our redBus bus ticketing business also relies on an in-house built advanced and secure technology platform, which integrates our sales, customer service and fulfillment operations. Our core technology platform is scalable and can be scaled to handle increased traffic and complexity of products with limited additional investment.

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

Our information security team also coordinates internal and external audits every six months. Our travel portals in India are compliant with the PCI-DSS (Payment Card Industry Data Security Standard) (a set of requirements for enhancing payment account security developed by the Payment Card Industry Security Standards Council, which include key credit card and financial services companies).

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

Our marketing channels on desktop and mobile web primarily include online advertising, such as paid search engine marketing and optimization with Google, social media advertising (such as on Facebook, Twitter, LinkedIn and YouTube) and display advertising on other websites, participation in meta search engines (such as hotels product ads by Google, Ixigo, TripAdvisor and Trivago), offline advertising using print or broadcast media, such as television or radio, e-mails and short messages, and other marketing channels, such as through our call centers and travel stores. We also advertise on mobile applications including Google and Facebook. We have consistently invested in building our brand and expanding our reach to travelers in India as well as overseas, through mass media campaigns as well as through innovative digital marketing tools such as viral marketing and online display banners.

Our marketing programs and initiatives include broad-based campaigns, promotional or seasonal offers, as well as, brand campaigns to drive brand building with our customers. In March 2016, we redesigned our logo for the tradename “makemytrip” and launched an advertising campaign with leading Bollywood celebrities as our brand ambassadors. Our advertising campaigns promote the competitive pricing of our offerings (including no cancellation charges or no advanced payment requirements) and wide inventory of travel offerings. We have also begun to leverage our customers’ social networks to reach new and younger segments of the market, particularly for our goibibo brand. For example, GoContacts syncs our goibibo mobile application with a user’s address book and allows the user to earn travel currency by engaging with their social media network. In fiscal year 2018, goibibo co-sponsored one of the cricket teams in the Indian Premier League and MakeMyTrip was the associate broadcast sponsor of the Indian Premier League. We have also begun to leverage our customers’ social networks to reach new and younger segments of the market, particularly for our goibibo brand.

As part of our marketing efforts, we continue to scale up our existing strategic partnerships with several major banks and credit card providers in India including American Express, HDFC Bank and ICICI Bank, which helps us to access our strategic partners’ customer base. Our marketing efforts have also included strategic partnerships with tourism boards in Singapore, Hong Kong and Dubai, to help them better market and promote these destinations to Indian travelers.

In fiscal year 2018, MMT India launched a loyalty program “MMT Black” for select customers on an invite only basis to promote repeat bookings and enhancing stickiness to the platform. MMT Black members earn rewards based on their spending on our apps and websites. These rewards can be used to get discounts on bookings on our website and mobile platforms and can also be exchanged for coupons and rewards from partner brands.

MMT India also introduced “MakeMyTrip Double Black” which is a paid subscription based loyalty program which offers features such as zero cancellation charges on select bookings. The program aims to encourage early bookings to induce savings, without having to worry about cancellations later.

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

The key channels through which we implement our customer support and communicate with our customers are as follows:

Web-based Support. We offer two web-based customer support services. Our self-service web-support available through free online accounts on our websites allow customers to check the status of their domestic and international flight, train, bus or hotel bookings, cancel bookings and track the progress of their refund, among other things. Customers who require assistance or have inquiries about certain products also have an option to contact our sales representatives via our websites and we have dedicated personnel available 24 hours a day, seven days a week, who provide assistance to our customers on a real-time basis. In 2018, we also launched an artificial intelligence based chat bot for MakeMyTrip and goibibo customer service that is extendable to external platforms such as ”WhatsApp” and Facebook messenger. This technology is capable of handling bookings, post-sales, holiday sales, hotel-to-customer interactions and group conversations to create plans.

Our platforms provide real time personalization which takes in account user’s context, behavior, device, location, time, past searches and journeys to show users the right set of flight and hotel recommendations based on their past behavior and also behavior of other similar users.

Call Centers. We provide our customers with comprehensive and real-time assistance through our call centers which are available 24 hours a day, seven days a week. Currently, we outsource a portion of our customer service call center operations to iEnergizer IT Services, Radical Minds Technologies, etc. in India, whose employees have been trained by our respective outsourcing service providers and us. We had approximately 3,100 outsourced call center representatives as of March 31, 2018.

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

Travel Stores. Customers may also visit our MakeMyTrip brand travel stores and airport counters in over 40 cities in India and obtain assistance from our sales and customer service representatives.

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

Supplier Relationships

We believe we have cultivated and maintain good relationships with our travel suppliers. We have a dedicated team to maintain and enhance our existing relationships, and develop new relationships, with travel suppliers. Our supplier relationship teams negotiate agreements or arrangements with suppliers for access to travel inventory for our services and products, and also monitor supplier-sponsored promotions. They also focus on relationship management with our suppliers. One of the key services we provide to our suppliers is the provision of customer feedback and preferences which we obtain primarily through our CRM system, user-generated content on our websites and mobile platforms as well as through our call centers.

Our top five (in alphabetical order) airline suppliers for travel in India and overseas (based on Revenue less Service Cost earned by us) and our top five (in alphabetical order) hotel suppliers (based on gross bookings) for fiscal year 2018 were:

Airlines (Travel within India)	Airlines (International Travel)	Hotels (within India)
Air India	Air India	Carlson Group of Hotels
Air Vistara	Emirates	Fab Hotels
Go Air	Jet Airways	Lemon Tree Hotels
Jet Airways	Malindo	Sarovar Hotels And Resorts
SpiceJet	Sri Lankan	Taj Hotels, Resorts & Palaces

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

Hotels

As of March 31, 2018, we provided our customers with access to over 53,000 domestic accommodations in India and more than 500,000 hotels and properties outside India. Our hotel supply team is responsible for negotiating agreements or arrangements with independent hotels, hotel chains and hotel management companies and securing competitive rates, promotions and access to inventory for listing on our websites as well as packaging of holidays. We select our hotel partners by their reputation and quality and monitor customer feedback on our websites as well as other channels in order to ensure that hotels listed on our websites maintain acceptable standards.

In our hotels and packages business, our revenue represents the total amount paid by our customers for these travel services and products and the cost of procuring the relevant services and products are classified as service cost. We also earn commissions from other hotel suppliers, depending on the volume of reservations made through us.

We obtain access to room inventory from our hotel suppliers through three methods: “direct connects,” “direct allocation” and, for most hotels outside India, through contracts with online travel agents and aggregators outside India. Substantially all of our hotel suppliers in India have a “direct allocation” arrangement with us whereby they allocate rooms directly to us either by managing their room inventory on an extranet provided by us, or through channel managers, or supported by us via telephone. We do not assume any inventory risk for such “direct allocation” as unsold inventory is released to the hotels within an agreed period of time. The remaining hotels in India are connected through direct connects. “Direct connect” is the method by which our booking systems are integrated with the central reservations systems of the hotels and reservations made are confirmed on a real-time basis, although this applies to a small proportion of our total hotels. Through our ongoing efforts to increase the automation of and otherwise improve our extranet, our hotel suppliers are now able to perform more of the necessary functions for executing transactions through our system without our direct involvement. We obtain inventory for most hotels outside India through contracts with other online travel agents and aggregators outside India. In some instances, in order to enjoy special negotiated rates for these hotels, we pre-purchase hotel room nights and assume inventory risk on them.

Buses

As of March 31, 2018, we provided our customers with access to over 12,000 privately owned buses, approximately 28,500 government owned Road Transport Corporation buses in India, approximately 5,000 buses across Peru and Colombia and 6,700 buses across Singapore, Malaysia and Indonesia. We aim to provide a wide range of bus ticket inventory on our platform and enable bus operators to list their inventory online through our inventory hosting software called redBus Plus or to integrate their existing inventory software to our platform. redBus Plus allows bus operators to update service information, creating campaigns, responding to customer feedback and analyze customer demand. redBus also provides bus ticketing API to multiple e-commerce websites across the spectrum and thus enables the widest possible distribution reach for bus operators.

Competition

The market for travel services and products is highly competitive. We primarily compete with established and emerging providers of travel services and products, including other online travel agencies such as Yatra.com, Booking.com, Cleartrip.com, Expedia.com, traditional travel agencies, tour operators, travel suppliers and intermediaries that provide travel services. Large, established internet search engines have also launched applications offering travel itineraries in destinations around the world, and meta-search companies who can aggregate travel search results also compete with us for customers. The Indian market is highly competitive, and current and new competitors may be able to launch new services at a lower cost. In the hotels and packages segment, we primarily compete with traditional travel players such as Cox & Kings, Thomas Cook and others in packages offerings, as well as OTAs in the case of standalone hotel bookings and new entrants. Such competitors may have greater financial resources than us, may seek to increase market share by offering heavy discounting and promotional schemes and may be able to negotiate better rates with suppliers.

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

We have registered the domain names www.makemytrip.com (which includes the sub-domain “us.makemytrip.com” for our US website), www.makemytrip.ae, www.makemytrip.com.sg, www.goibibo.com, www.redbus.in, www.luxury.com.sg and www.indiaahoy.com and have full legal rights over these domain names for the period for which such domain names are registered. We primarily conduct our business under the “MakeMyTrip,” “goibibo” and “redBus” brand names and logos. We have registered the trademark “MakeMyTrip” in India, Mauritius, Bhutan, Nepal, Singapore, Taiwan, Indonesia, European Union, Canada, Australia, Malaysia, Saudi Arabia, Qatar, United Arab Emirates and Bahrain, Japan and Oman. Our applications for registration are pending in Sri Lanka and Kuwait. We have registered the service mark for “ITC” in Thailand and have applied for registration of the trademark “ITC” in Thailand. We have also obtained an assignment over the trademark “Luxury Tours & Travel.” We have also applied for patents in India for certain aspects of our technological systems. The word mark “MakeMyTrip” and trademark “MakeMyTrip.com-India in every trip” are registered in the United States. We have applied for registration of our new “MY” MakeMyTrip logo and our MakeMyTrip mark with our new logo in India. We have also registered the following logos and word marks in India: “IBIBO,” “GOIBIBO,” “redBus.in,” “Ryde,” “Ryde by Ibibo,” “Ibibo Ryde” and “goCash.” The

wordmark “REDBUS” and the logo are already registered in India, Chile, Colombia, Malaysia, Mexico, Peru, Philippines, Russia, Singapore and Turkey. We also have registered copyrights of our logos and brand names “MakeMyTrip,” “goibibo” and “redBus” in India and copyright registration of certain specific representations of the logo “my.”

The logos “India Ahoy” and the word mark “Travel Talkies,” logo and word mark “tripalong,” “MakeMyTrip — Memories Unlimited,” “MakeMyTrip-Dil Toh Roaming Hai,” “Dil Toh Roaming Hai” and “Uncancel” are also registered trademarks in India. We have applied for trademark registration of the logos and word marks “MakeMyTrip — Hotels Unlimited,” “routeplanner,” the logo “my” and the word mark “MMT,” in India and such applications are currently pending. We have filed responses to objections raised by the Trademark Registry to certain of these applications. New applications for trademark registrations were also filed for “MatchMaker,” “MMT Black,” “MMT Double Black” and “My Business.” Out of the aforesaid trademark applications filed, applications for the wordmark “MatchMaker,” “MatchMaker” (device) have been registered. The applications filed for “MMT Black” Wordmark are registered in three classes, but have been objected to in two classes. The logo is registered in all classes. Applications filed for the “MMT Double Black” wordmark have been registered in three classes. The applications filed for “My Business” have been objected to, and a reply to the objection has been filed. We have also applied for patents in India for certain aspects of our technological systems.

Employees

As of March 31, 2018, we had 3,051 employees. The following tables show a breakdown of our employees as of the end of our past three fiscal years by category of activity and geographic location.

	Number of Employees as of March 31,
Division/Function	2016	2017	2018
Management	13	19	17
Product development	55	191	179
Sales and marketing	708	1,333	1,280
Technology development and technology support	416	950	787
Others (including operations, business development, administration, finance and accounting, legal and human resources)	748	933	788
Total	1,940	3,426	3,051

	Number of Employees as of March 31,
Location	2016	2017	2018
India	1,621	3,164	2,763
United States	3	3	3
Singapore	62	48	64
Malaysia	17	24	21
Thailand	228	122	123
United Arab Emirates	8	8	5
China	1	1	1
Colombia	—	6	8
Peru	—	50	63
Total	1,940	3,426	3,051

None of our employees are represented by a labor union. We believe that our relations with our employees are good. We contract with third parties for the provision of temporary employees from time to time based on the needs of our businesses for various functions, including administration, technology-related projects and staffing at our travel stores and airport counters. As of March 31, 2018, we employed 531 temporary and contract employees.

Insurance

We maintain and annually renew insurance for losses (but not business interruption) arising from fire, burglary as well as terrorist activities for our corporate office at Gurugram, India, as well as for our various company-owned travel stores in 14 cities in India and for our airport counters in Mumbai, Delhi, Chennai and Hyderabad. In connection with our initial public offering in August 2010, we purchased a liability policy that also covers our directors and officers with a policy limit of $50 million. We extended this policy in connection with our follow-on public offerings in June 2011 and March 2014. In addition, we have a liability policy of $30 million to insure our directors and officers from various liabilities arising out of the general performance of their duties. We have purchased public liability insurance, fidelity insurance and work injury compensation insurance for our group entities. With effect from January 31, 2017, the coverage under such policies was expanded to include all the ibibo Group entities.

Regulations

We are subject to various laws and regulations in India arising from our operations in India, including travel agent requirements and the operation of our MakeMyTrip and goibibo call centers, airport counters and company-owned travel stores.

MMT India requires licenses from state tourism departments to act as a travel agent/tour operator in certain states in India. MMT India has received such licenses from the Ministry of Tourism, Government of India for its registered office in the National Capital Territory of Delhi. In addition, Luxury Tours holds a travel agent’s license from the Singapore Tourism Board, Luxury Tours (Malaysia) holds an inbound license from the Ministry of Tourism, Malaysia and ITC Bangkok Co. Ltd. holds an inbound license from the Tourism Authority of Thailand.

MMT India holds a license from the Reserve Bank of India to act as a Full Fledged Money Changer (single branch), which requires that MMT India maintain minimum net owned funds of Rs. 2.5 million (approximately $0.04 million).

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

We obtained necessary licenses to operate our domestic and international call centers as “Other Service Providers” for various locations such as Delhi, Bangalore, Mumbai, Pune, Kolkata, Chennai, Ahmedabad, Lucknow and Indore from the Department of Telecommunications, Ministry of Communications and Information Technology, Government of India. We have also obtained telemarketing center approvals for Delhi and Gurugram. We obtain and maintain registrations for our shops and establishments in each state where our company-owned travel stores are located. These licenses are renewed on regular basis whenever required.

Our operations in India currently do not benefit from tax holidays under any applicable laws or regulations.

The consolidated foreign direct investment policy, or the FDI Policy, issued by the Department of Industrial Policy & Promotion, Ministry of Commerce & Industry, Government of India and the Foreign Exchange Management Act, 1999, as amended, and the regulations framed thereunder, or the FEMA, have certain requirements with respect to downstream investments by Indian companies that are owned or controlled by foreign entities and with respect to the transfer of ownership or control of Indian companies in sectors with caps on foreign investment from resident Indian persons or entities to foreigners, as well as such transactions between foreigners. These requirements currently include restrictions on pricing, valuation of shares and sources of funding for such investments, and may, in certain cases, require prior notice to or approval of the Government of India. India’s Foreign Exchange Management Act, 1999, as amended, and the rules and regulations promulgated thereunder, restrict us from lending to or borrowing from our Indian subsidiaries. Further the Government of India has recently made and may continue to make revisions to the FDI policy on e-commerce in India, including in relation to business model and permitted services. Such changes may require us to make changes to our business in order to comply with Indian law.

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

D. Property, Plant and Equipment

Our primary facility is our principal executive office located in Gurugram, India, which serves as the principal place of business for our MMT India and ibibo Group operations. Our principal executive offices cover approximately 143,000 square feet and is under lease from fiscal year 2017 to fiscal year 2029. Further, we have leased two facilities covering approximately 78,000 square feet and 7,000 square feet in Bangalore and Mumbai, respectively. We have also leased various facilities across other major cities in India.

As of March 31, 2018, we had 14 company-owned travel stores in 14 cities, including one in our office in Gurugram, over 30 franchisee-owned travel stores which primarily sell packages in approximately 28 cities, and counters in four major airports in India under our MakeMyTrip brand. Outside of India, we lease offices in New York, Singapore, Kuala Lumpur, Phuket, Bangkok, and Dubai.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our business, financial condition and results of operations should be read in conjunction with “Item 3. Key Information — A. Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this Annual Report. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in “Item 3. Key Information — D. Risk Factors” and elsewhere in this Annual Report. Actual results could differ materially from those contained in any forward-looking statements. Our financial and operating results for fiscal year 2017 include the financial and operating results of the ibibo Group for the two months ended March 31, 2017 following the completion of our acquisition of the ibibo Group on January 31, 2017 and for the full year in fiscal year 2018.

In this Annual Report, references to “customers” are to our end customers or travelers and references to “suppliers” are to our travel suppliers. We consider both travelers and travel suppliers to be our customers.

Overview

We are a leading online travel company in India. Through our primary websites, www.makemytrip.com, www.goibibo.com and www.redbus.in, and mobile platforms, travelers can research, plan and book a wide range of travel services and products in India as well as overseas. Our services and products include air ticketing, hotels and packages, rail tickets, bus tickets, car hire and ancillary travel requirements such as facilitating access to third-party travel insurance and visa processing. In order to meet the requirements of the growing Indian middle class travel market where Internet penetration is low, we also utilize other technology-enhanced distribution channels, including call centers, our travel stores in India, as well as our travel agents’ network in India. Our customers are able to make bookings on our MakeMyTrip, goibibo and redBus mobile sites and on major mobile platforms through our mobile applications, including Indian domestic and international flights, hotels and holiday packages and Indian bus offerings through our iOS and Android applications. Smartphones and mobile devices have and will continue to be an integral part of how our customers shop for and purchase our products in the coming years.

We generate revenue through two main lines of business, air ticketing and hotels and packages. Our sales of air tickets and hotel rooms are primarily made through our websites and our mobile applications. Our customers can book standard flight plus hotel packages on our websites, but sales of packages within or outside India are often concluded through our call centers, travel stores and travel agents’ network. We also generate revenue through the online sale of rail and bus tickets and by facilitating access to travel insurance, as well as advertising revenue from third-party advertisements on our websites.

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

The following table reconciles our revenue (an IFRS measure) to Revenue less Service Cost (a non-IFRS measure):

	Air Ticketing			Hotels and Packages			Other Revenue			Total
	Fiscal Year Ended March 31,			Fiscal Year Ended March 31,			Fiscal Year Ended March 31,			Fiscal Year Ended March 31,
	2016	2017	2018	2016	2017	2018	2016	2017	2018	2016	2017	2018
	(in thousands except percentages)
Revenue as per IFRS	$78,172	$118,514	$167,391	$251,713	$314,254	$439,963	$6,169	$14,848	$67,902	$336,054	$447,616	$675,256
Add: Promotion expenses recorded as a reduction of revenue	—	—	34,673	—	—	43,068	—	—	—	—	—	77,741
	$78,172	$118,514	$202,064	$251,713	$314,254	$483,031	$6,169	$14,848	$67,902	$336,054	$447,616	$752,997
Less: Service Cost	1,770	—	—	165,264	173,919	169,347	—	—	6,530	167,034	173,919	175,877
Revenue less Service Cost	$76,402	$118,514	$202,064	$86,449	$140,335	$313,684	$6,169	$14,848	$61,372	$169,020	$273,697	577,120
% of total Revenue less Service Cost	45.2%	43.3%	35.0%	51.1%	51.3%	54.4%	3.7%	5.4%	10.6%	100.0%	100.0%	100.0%

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

Net Revenue Margins is defined as Revenue less Service Cost as a percentage of gross bookings and represent the commissions, fees, incentive payments and other amounts earned in our business. We follow Net Revenue Margins trends closely across our various lines of business to gain insight into the profitability of our various businesses.

The following table sets forth the number of transactions, gross bookings and Net Revenue Margins for our air ticketing business, and hotels and packages business during last three fiscal years.

	Fiscal Year Ended March 31,
	2016	2017	2018
	(in thousands, except percentages)
Number of transactions:
Air ticketing	6,961	9,380	15,185
Hotels and packages	3,137	6,874	13,196
Gross bookings:
Air ticketing	$1,275,748	$1,545,152	$2,704,522
Hotels and packages	565,765	745,136	1,389,623
	$1,841,513	$2,290,288	$4,094,145

Air ticketing - Flights Segments	__ (1)	20,560	33,339
Hotels and packages - Room nights	__ (1)	10,535	21,911

Net Revenue Margins:
Air ticketing	6.0%	7.7%	7.5%
Hotels and packages	15.3%	18.8%	22.6%
Combined Net Revenue Margins for air ticketing and hotels and packages	8.8%	11.3%	12.6%

Note:

(1)

In fiscal year 2018, we began tracking flight segments and room nights as measures of our business performance in our air ticketing and hotels and packages segments, respectively. Accordingly, fiscal year 2017 information has been presented for comparative purposes.

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

Adverse changes to the overall business and financial climate for the airline industry in India due to various factors including, but not limited to, rising fuel costs, high taxes, significant depreciation of the Indian Rupee as compared to the US dollar making travel for Indian consumers outside India more expensive, and increased liquidity constraints, resulted in airlines in India reducing the base commissions paid to travel agencies. Over the last few years, the domestic airlines in India continued to reduce the base commissions paid to travel agencies and we spent significantly on marketing and sales promotion expenses to promote transactions on our mobile platforms in India and to promote our international hotels. These factors have caused us to record net losses in the past and in the current year. Any consolidation in the airline industry involving our suppliers may also adversely affect our existing relationships and arrangements with such suppliers. In addition, many large hotel chains and OTAs have launched initiatives, such as increased discounting and incentives, to encourage consumers to book accommodations through their websites. Discounting and couponing coupled with a high degree of consumer shopping behavior is particularly common in Asian markets, while brand loyalty in such markets is less important. In some cases, our competitors are willing to make little or no profit on a transaction, or offer travel services at a loss, in order to gain market share. During fiscal years 2016, 2017 and 2018, we made significant investments in our ongoing customer acquisition programs, such as cash incentives and select loyalty program incentive promotions, to accelerate growth in our standalone hotel booking business in response to increased competition in the domestic travel market in India. This was the primary factor that resulted in our net loss of $(88.5) million, $(110.3) million and $(220.2) million, in fiscal year 2016, 2017 and 2018, respectively.

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

In fiscal year 2018, our air ticketing Net Revenue Margins increased to 7.5% from 7.1% in fiscal year 2017 after excluding one-time incremental revenue of $9.2 million recognized in the fiscal year 2017. This one-time incremental revenue in fiscal year 2017, was based on quarterly evaluation of trends of refund rights exercised by our customers, along with a change in the estimate for provisions for cancelled tickets pursuant to confirmation from a supplier. Excluding the incremental revenue as explained above, our air ticketing Net Revenue Margins decreased to 7.5% in fiscal year 2018 from 7.7% in fiscal year 2017. Air ticketing transactions and gross bookings growth in fiscal year 2018 were largely driven by the expansion of the travel market in India due to increased domestic travel and the opening of new airports under the Government of India’s initiative program “UDAN” which is focused on broadening the air travel sector, bringing new entrants into the air travel market and expanding the Indian economy. In fiscal year 2017, our air ticketing Net Revenue Margins excluding one-time incremental revenue of $9.2 million recognized in the fiscal year 2017 based on quarterly evaluation of trends of refund rights exercised by our customers along with a change in the estimate for provisions for cancelled tickets pursuant to confirmation from a supplier increased to 7.1% from 6.0% in fiscal year 2016. The improvement in Net Revenue Margins in fiscal year 2017 was primarily the result of better negotiated rates with and incentive deals we received from our air ticketing suppliers.

In fiscal year 2018, our Net Revenue Margins in the hotels and packages business increased to 22.6% from 18.8% in fiscal year 2017. The increase in Net Revenue Margins in fiscal year 2018 was mainly driven by an increase in standalone hotels bookings as a percentage of overall transactions in our hotels and packages business in fiscal year 2018. In fiscal year 2017, our Net Revenue Margins in the hotels and packages business increased to 18.8% from 15.3% in fiscal year 2016. The increase in Net Revenue Margins in fiscal year 2017 was mainly driven by an increase in standalone hotels bookings as a percentage of overall transactions in our hotels and packages business in fiscal year 2017.

Our hotels and packages transactions have increased over the last three fiscal years, increasing from 3.1 million transactions in fiscal year 2016 to 13.2 million transactions in fiscal year 2018, including transactions of the ibibo Group acquired in January 2017. Gross bookings for hotels and packages increased from $565.8 million in fiscal year 2016 to $1,389.5 million in fiscal year 2018. Revenue less Service Cost from our hotels and packages business accounted for 51.1%, 51.3% and 54.4% of our total Revenue less Service Cost in fiscal years 2016, 2017 and 2018, respectively. The increase of Revenue less Service Cost in fiscal year 2018 as compared to fiscal year 2017 was due to an increase in gross bookings by 86.5%, a 92.0% increase in the number of transactions and an expansion of Net Revenue Margins from 18.8% in fiscal year 2017 to 22.6% in fiscal year 2018, which also includes the full year impact of the ibibo Group acquisition.

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

Trends and Changes in the Indian Economy and Travel Industry. Our financial results have been, and are expected to continue to be, affected by trends and changes in the Indian economy and travel industry, particularly the Indian online travel industry. These trends and changes include:

•	growth in the Indian economy and the middle class population in India, as well as increased tourism expenditure in India;
•	increased Internet penetration (particularly mobile based penetration) in India;
•	increased adoption of the Internet for commerce in India;
•	competition from new and existing market entrants, particularly in the Indian online travel industry;
•	capacity and liquidity constraints in the airline industry in India;
•	the willingness of travelers to use online travel services instead of traditional offline hotel booking services; and
•	increased use of smartphones and mobile devices in India.

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

In the past few years, there have been periods of high volatility in the Indian Rupee and US dollar exchange rate. In fiscal year 2018, the average value of the Indian Rupee appreciated 3.9% against the US dollar as compared to the average value of the Indian Rupee in fiscal year 2017, whereas in fiscal year 2017, the average value of the Indian Rupee depreciated 2.5% against the US dollar as compared to the average value of the Indian Rupee in fiscal year 2016. This volatility is illustrated in the table set forth in the section titled “Exchange Rates.” Despite the appreciation of the Indian Rupee against the US dollar by 3.9% during fiscal year 2018, we had a net foreign exchange loss of $(2.4) million in fiscal year 2018. Our loss on account of foreign exchange fluctuations during fiscal year 2017 was $(1.7) million as compared to $(4.5) million for fiscal year 2016.

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

Other Revenue. Our other revenue primarily comprises revenue from commissions or fees on the sale of bus tickets including from bus operators or fees for the sale of rail tickets, fees from Apollo Munich Health Insurance Company Limited and other insurance agents for our facilitation of the access to travel insurance, and third-party advertising on our websites. We also receive commissions from aggregators from whom we procure inventory for certain bus tickets, when we book bus tickets through them.

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

•

In our packages business, we create packages by bundling air tickets, hotel room nights and other travel services which are then offered as “MakeMyTrip packages”. Accordingly, we act as the primary obligor for such packages since the risks and responsibilities are assumed by us, including the responsibility for delivery of services. For example, if the airline cancels a flight included in the package, we are responsible for providing an alternate flight. Accordingly, in case of MakeMyTrip packages, revenue is accounted for on a ‘gross basis’. The amount collected from the customer is reflected as revenue on a gross basis, and the amount paid to the various suppliers whose services are utilized is reflected as ‘cost of service’.

Similarly, if we pre-purchases air tickets or hotel room nights’ inventory in order to avail negotiated rates and assume inventory risk, then sales of such inventory are accounted for on a ‘gross’ basis, and the amount spent to pre-purchase the air ticket or the hotel room night is accounted for as cost of service.

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

Upon adoption of the new revenue recognition accounting standard, IFRS 15, Revenue from contracts with customers, for periods beginning April 1, 2018, certain customer inducement/acquisition costs for acquiring customers and promoting transactions across various platforms such as upfront cash incentives and select loyalty programs costs which were earlier recorded as marketing and sales promotion expenses will be recorded as a reduction of revenue.

Service Cost

Service cost primarily consists of costs paid to hotel and package suppliers for the acquisition of relevant services and products for sale to customers, and includes the procurement cost of hotel rooms and other local services such as sightseeing costs for packages and local transport costs and other cost of providing services; it does not include any component of personnel cost, depreciation or other operating costs. As revenue from our air ticketing business is generally recognized on a “net” basis, there is typically no service cost associated with our air ticketing business. However, on a few occasions, we pre-purchase air ticket inventory in order to enjoy special negotiated rates and revenue from the sale of such tickets is recognized on a “gross” basis (representing the retail value of the tickets paid by our customers). The cost of such air tickets is classified as service cost.

The following table sets forth revenue recorded on a “gross” basis and on a “net” basis as well as service costs within our air ticketing business, our hotels and packages business and our other revenue during last three fiscal years.

	Air Ticketing			Hotels and Packages			Other Revenue			Total
	Fiscal Year Ended March 31,			Fiscal Year Ended March 31,			Fiscal Year Ended March 31,			Fiscal Year Ended March 31,
	2016	2017	2018	2016	2017	2018	2016	2017	2018	2016	2017	2018
	(in thousands)
Revenue on gross basis	$2,180	$—	$—	$190,546	$189,079	$190,760	$—	$—	$—	$192,726	$189,079	$190,760
Revenue on net basis	75,992	118,514	167,391	61,167	125,175	249,203	6,169	14,848	67,902	143,328	258,537	484,496
Revenue as per IFRS	$78,172	$118,514	$167,391	$251,713	$314,254	$439,963	$6,169	$14,848	$67,902	$336,054	$447,616	$675,256
Add: Promotion expenses recorded as a reduction of revenue	—	—	34,673	—	—	43,068	—	—	—	—	—	77,741
	$78,172	$118,514	$202,064	$251,713	$314,254	$483,031	$6,169	$14,848	$67,902	$336,054	$447,616	$752,997
Less: Service cost	1,770	—	—	165,264	173,919	169,347	—	—	6,530	167,034	173,919	175,877
Revenue less Service Cost	$76,402	$118,514	$202,064	$86,449	$140,335	$313,684	$6,169	$14,848	$61,372	$169,020	$273,697	$577,120

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

In fiscal 2017, the shift to online transactions in the Indian travel industry continued with increased Internet penetration in India driven by further growth in the smartphones user base. The percentage of our standalone hotel bookings made over mobile increased to over 74% of total online bookings. In addition, the ibibo Group, which we acquired in January 2017, also had a variety of similar marketing and promotional schemes such as cash incentives and loyalty programs offered under the “goibibo” and “redBus” brands. Further, in fiscal 2018, our standalone hotel bookings made over mobile improved to 77% of total online bookings.

We have offered these customer inducement and acquisition programs from time to time on our various booking platforms. Below are further details regarding the cash back incentives, upfront cash incentives and e-wallet loyalty programs that we offer:

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

We share details of eligible bookings made under the promotional offer with the respective banks with whom such promotions were offered. The bank reconciles the details shared with transactions recorded on their platform and credits the amounts in the end-customers’ account. It is the bank’s obligation to pay the end-customer on the basis of the promotional offer made at the time of sale. After the completion of the offer period, bank sends an invoice to us to recover the portion of the cost which has to be borne by us. We verify the invoice with its bookings under the respective promotional offers based on the agreement entered with bank and pay the eligible cash back amount to the bank.

•

Upfront cash incentives: Under this scheme, an upfront e-cash incentive is offered to end-customers at the time of booking on eligible online transactions as part of our customer inducement and retention strategy, primarily in the air and hotels business. The cash incentive to be offered on each sale is predetermined by us and the end-customer is required to select from among the various promotional offers. Upon such selection, the customer becomes eligible for an upfront cash incentive. The quantum of this incentive is based on the gross value of the transaction in order to induce the end-customer and is not linked to the commission earned by us as an agent from the hotels or airlines or service fee earned from the customers.

•

E-wallet loyalty program: As part of our loyalty program and to drive repeat behavior, we have created a captive E-wallet program. Under this program, we give cash back on eligible online transactions to our customers as part of our inducement and retention plan and to effectively promote cross-sales across different business segments. The cash back is given in our customers’ E-wallet account, which can only be used for future bookings to be made with us, subject to certain monetary restrictions and other terms and conditions.

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

Upon adoption of the new revenue recognition accounting standard, IFRS 15, Revenue from contracts with customers, for periods beginning April 1, 2018, certain customer inducement/acquisition costs for acquiring customers and promoting transactions across various platforms such as upfront cash incentives and select loyalty programs costs which were earlier recorded as marketing and sales promotion expenses will be recorded as a reduction of revenue.

Other Operating Expenses

Other operating expenses primarily consist of, among other things, charges by payment gateway providers and fees paid to our outsourcing service providers for our call center service and other functions.

Depreciation, Amortization and Impairment

Depreciation consists primarily of depreciation expense recorded on property, plant and equipment, such as computers, office equipment, furniture and fixtures, buildings, leasehold improvements, motor vehicles and power backup generators at certain of our offices, including our corporate office in Gurugram, India. Amortization expense consists primarily of amortization recorded on intangible assets including technology-related development expenses, software and intangible assets including customer relationship and brand/trade mark acquired in a business combination. Impairment expenses consist of losses on account of certain intangibles assets no longer being used in business.

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

Hotels and Packages. Income from hotel reservations including commission earned is recognized on a net basis as an agent on the date of check-in as the Group does not assume any performance obligation post the issuance of hotel confirmation voucher to the customer. Where the Group has pre-booked the hotel room nights for an anticipated future demand from the customers and assumes the risk of not utilizing the available hotel room nights at its disposal, income from the sale of such hotel room nights is accounted on gross basis. Performance linked incentives from hotels are recognized as income on achievement of performance obligations. Income from tours and packages, including income on airline tickets sold to customers as a part of tours and packages is accounted on gross basis as the Group is determined to be the primary obligor in the arrangement i.e., the risks and responsibilities are taken by the Group including the responsibility for delivery of services. Income from tours and packages also includes amounts received from hotel suppliers against online promotions of hotels brands on our websites.

Other Revenue. We also earn commissions and fees from bus operators, convenience fees from customers, earn fees by facilitating access to travel insurance policies to our customers and generate revenue from third-party advertisements on our websites. Income from these other sources is recognized as the services are being performed.

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

Upon adoption of the new revenue recognition accounting standard, IFRS 15, Revenue from contracts with customers, for periods beginning April 1, 2018, certain customer inducement/acquisition costs for acquiring customers and promoting transactions across various platforms such as upfront cash incentives and select loyalty programs costs which were earlier recorded as marketing and sales promotion expenses will be recorded as a reduction of revenue.

Service Cost

Service cost primarily consists of costs paid to hotel and package suppliers for the acquisition of relevant services and products for sale to customers, and includes the procurement cost of hotel rooms and other services and other cost of providing services. Service costs also include costs of pre-purchased air tickets coupons in respect of sale of airline tickets for an anticipated future demand from customers and assumes the risk of not utilizing the coupons at its disposal, and cost of pre-booked hotel room nights for an anticipated future demand from the customers and assumes the risk of not utilizing the available hotel room nights at its disposal.

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

Upon adoption of the new revenue recognition accounting standard, IFRS 15, Revenue from contracts with customers, for periods beginning April 1, 2018, certain customer inducement/acquisition costs for acquiring customers and promoting transactions across various platforms such as upfront cash incentives and select loyalty programs costs which were earlier recorded as marketing and sales promotion expenses will be recorded as a reduction of revenue.

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

Business Combinations, Goodwill and Intangible Assets

Business combinations are accounted for using the acquisition method as of the acquisition date, which is the date on which control is transferred to us. Control exists when the parent has power over the entity, is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, including those which significantly affect the entity’s returns.

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

Intangible assets acquired in a business combination are measured at fair value as of the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and impairment losses, if any.

Intangible assets acquired in a business combination are amortized on a straight-line basis over their estimated useful lives that reflect the expected pattern of consumption of the future economic benefits embodied in the asset. The estimated useful lives are as follows:

•	Technology related development costs	2-5 years
•	Software	3-5 years
•	Customer – related intangible assets (Customer Relationship)	7-10 years
•	Contract – related intangible assets (Non-Compete)	5-6 years
•	Marketing – related intangible assets (Brand / Trade Mark)	7-10 years
•	Favorable lease contract term – related intangible assets	7 years

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

Other Intangible Assets

Other intangible assets comprise software that are acquired by the Group and intangible assets including customer relationship, brand/trade mark, non-compete and favorable lease contract term acquired in a business combination. Software has finite useful lives and is measured at cost less accumulated amortization and accumulated impairment losses. Cost includes any directly attributable expenses necessary to make the assets ready for use. Intangible assets acquired in a business combination are measured at fair value as of the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and impairment losses, if any.

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

	Fiscal Year Ended March 31,
	2016		2017		2018
	Amount	%	Amount	%	Amount	%
	(in thousands, except percentages)
Revenue	$336,054	100.0	$447,616	100.0	$675,256	100.0
Other Income	1,014	0.3	363	0.1	435	0.1
Service cost	(167,034)	(49.7)	(173,919)	(38.9)	(175,877)	(26.0)
Personnel expenses	(49,018)	(14.6)	(73,736)	(16.5)	(114,157)	(16.9)
Marketing and sales promotion expenses	(108,966)	(32.4)	(224,424)	(50.1)	(451,818)	(66.9)
Other operating expenses	(67,954)	(20.2)	(81,585)	(18.2)	(120,566)	(17.9)
Depreciation, amortization and impairment	(10,923)	(3.3)	(29,702)	(6.6)	(32,712)	(4.8)
Results from operating activities	(66,827)	(19.9)	(135,387)	(30.2)	(219,439)	(32.5)
Finance income	1,586	0.5	45,268	10.1	5,189	0.8
Finance costs	(20,327)	(6.0)	(18,289)	(4.1)	(3,901)	(0.6)
Impairment in respect of an equity- accounted investee	(959)	(0.3)	—	—	—	—
Share of loss of equity-accounted investees	(1,860)	(0.6)	(1,702)	(0.4)	(1,998)	(0.3)
Profit (Loss) before tax	(88,387)	(26.3)	(110,110)	(24.6)	(220,149)	(32.6)
Income tax benefit (expense)	(155)	(0.0)	(193)	(0.0)	(91)	(0.0)
Profit (Loss) for the year	(88,542)	(26.3)	(110,303)	(24.6)	(220,240)	(32.6)

Fiscal Year 2018 Compared to Fiscal Year 2017

Revenue. We generated revenue of $675.3 million in fiscal year 2018, an increase of 50.9% over revenue of $447.6 million in fiscal year 2017. In fiscal year 2017, we recognized incremental revenue of $9.2 million in our air ticketing business based on quarterly evaluation of trends of refund rights exercised by our customers along with a change in the estimate for provisions for cancelled tickets pursuant to confirmation from a supplier. Excluding incremental revenue recognized in fiscal year 2017, our revenue increased by 54.0% in fiscal year 2018 compared to fiscal year 2017.

Air Ticketing. Revenue from our air ticketing business increased by 41.2% to $167.4 million in fiscal year 2018 from $118.5 million in fiscal year 2017. Excluding incremental revenue in fiscal year 2017 as explained above, our air ticketing revenue increased by 53.1% in fiscal year 2018 compared to fiscal year 2017.

Revenue less Service Cost from our air ticketing business increased by 70.5% to $202.1 million in fiscal year 2018 from $118.5 million in fiscal year 2017. Excluding incremental revenue in fiscal year 2017 as explained above, Revenue less Service Cost increased by 84.8% in fiscal year 2018 compared to fiscal year 2017. In fiscal year 2018, air ticketing Revenue less Service Cost includes $34.7 million of certain customer discounts which are in the nature of promotions expenses recorded as a reduction of revenue. This $34.7 million added back while computing Revenue less Service Cost, with the accompanying increase in marketing and sales promotion expenses, is intended to more accurately reflect the way we view our ongoing business and expenses. Under IFRS, these customer discounts were required to be offset against revenue.

The increase in air ticketing revenue and Revenue less Service Cost was due to an increase in gross bookings of 75.0% driven by 62.2% increase in the number of air ticketing flight segments in fiscal year 2018 compared to fiscal year 2017 including the impact of consolidation of the ibibo Group acquired on January 31, 2017. Further, our Net Revenue Margins (defined as Revenue less Service Cost as a percentage of gross bookings) decreased from 7.7% in fiscal year 2017 to 7.5% in fiscal year 2018. Excluding incremental revenue of $9.2 million in fiscal year 2017 as explained above, our Net Revenue Margins increased from 7.1% in fiscal year 2017 to 7.5% in fiscal year 2018.

Hotels and Packages. Revenue from our hotels and packages business increased by 40.0% to $440.0 million in fiscal year 2018, from $314.3 million in fiscal year 2017. Revenue less Service Cost from our hotels and packages business increased by 123.5% to $313.7 million in fiscal year 2018 from $140.3 million in fiscal year 2017. In fiscal year 2018, hotels and packages Revenue less Service Cost includes $43.1 million of certain customer discounts which are in the nature of promotions expenses recorded as a reduction of revenue. This

$43.1 million added back while computing Revenue less Service Cost, with the accompanying increase in marketing and sales promotion expenses, is intended to more accurately reflect the way we view our ongoing business and expenses. Under IFRS, these customer discounts were required to be offset against revenue. Gross bookings increased by 86.5% driven by 108.0% increase in the number of hotel room-nights in fiscal year 2018 compared to fiscal year 2017 including the impact of consolidation of the ibibo Group acquired in January 31, 2017. Net Revenue Margins has improved from 18.8% in fiscal year 2017 to 22.6% in fiscal year 2018 driven by an increase standalone hotels bookings as a percentage of overall transactions.

Other Revenue. Our other revenue increased to $67.9 million in fiscal year 2018 from $14.8 million in fiscal year 2017, and our other Revenue less Service Cost increased to $61.4 million in fiscal year 2018 from $14.8 million in fiscal year 2017. This was primarily due to bus ticketing Revenue less Service Cost of $44.4 million in fiscal year 2018 mainly contributed by the ibibo Group consolidation coming from 39.6 million travelled bus tickets with gross bookings of $496.9 million. The increase in other revenue was further aided by growth in facilitation fees on travel insurance.

Other Income. Our other income was $0.4 million in fiscal year 2018 and in fiscal year 2017, primarily due to the write-back of amounts that we had previously provided for but that are no longer required.

Service Cost. Service cost increased to $175.9 million in fiscal year 2018 from $173.9 million in fiscal year 2017, mainly as a result of an increase in transaction volume in our bus ticketing business in fiscal year 2018.

Total Revenue less Service Cost. Our total Revenue less Service Cost increased by 110.9% to $577.1 million in fiscal year 2018 from $273.7 million in fiscal year 2017, primarily as a result of a 123.5% increase in our hotels and packages Revenue less Service Cost, a 70.5% increase in our air ticketing Revenue less Service Cost and a 313.3% increase in our other Revenue less Service Cost in fiscal year 2018 compared to fiscal year 2017, including the impact of consolidation of the ibibo Group acquired in January 31, 2017. Excluding incremental revenue in fiscal year 2017 as explained above, our total Revenue less Service Cost increased by 118.2% in fiscal year 2018 compared to fiscal year 2017. In fiscal year 2018, Revenue less Service Cost also includes $77.7 million of certain customer discounts which are in the nature of promotions expenses recorded as a reduction of revenue. For further information and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure (revenue), see “— Certain Non-IFRS Measures” elsewhere in this Annual Report.

Personnel Expenses. Personnel expenses increased by 54.8% to $114.2 million in fiscal year 2018 from $73.7 million in fiscal year 2017. This increase was primarily due to higher share based compensation costs primarily relating to the ibibo Group acquisition and an annual increase in wages, including the impact of consolidation of the ibibo Group acquired on January 31, 2017. Excluding employee share-based compensation costs, personnel expenses as a percentage of net revenue decreased by 5.1% in fiscal year 2018 compared to fiscal year 2017.

Marketing and sales promotion expenses. Marketing and sales promotion expenses increased by 101.3% to $451.8 million in fiscal year 2018 from $224.4 million in fiscal year 2017. Primary drivers of this year on year increase were significant customer inducement and acquisition programs expenses incurred to accelerate growth in our standalone hotel booking business, increase in brand advertisement expenses by $14.4 million in fiscal year 2018 and the consolidation of marketing and sales promotion expenses of the ibibo Group. Including the promotion expenses of $77.7 million adjusted against revenue in fiscal year 2018 as explained above, marketing and sales promotion expenses increased by 136.0% in fiscal year 2018 compared to fiscal year 2017. For more information on our customer acquisition and inducement programs, see “— Our Revenue, Service Cost and Other Revenue and Expenses — Marketing and Sales Promotion Expenses.”

Other Operating Expenses. Other operating expenses increased by 47.8% to $120.6 million in fiscal year 2018 from $81.6 million in fiscal year 2017, primarily as a result of an increase in payment gateway charges and outsourcing expenses in line with the growth in our business and contribution of other operating expenses of the ibibo Group. Other operating expenses for fiscal year 2017 also include merger and “acquisition-related” expenses of $6.0 million, comprising legal and professional expenses, other expenses associated with our acquisition of the ibibo Group and certain non-routine transactions, whether or not consummated.

Depreciation, Amortization and Impairment. Our depreciation, amortization and impairment expenses increased by 10.1% to $32.7 million in fiscal year 2018 from $29.7 million in fiscal year 2017, primarily due to higher “acquisition-related” intangibles amortization in fiscal year 2018, partially offset by impairment of goodwill and brands related to the Hotel Travel Group of $14.6 million, as we decided to significantly reduce our Hotel Travel Group operations in fiscal year 2017.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities were a loss of $219.4 million in fiscal year 2018 as compared to a loss of $135.4 million in fiscal year 2017. We had an Adjusted Operating Loss of $154.8 million in fiscal year 2018 as compared with an Adjusted Operating Loss of $83.7 million in fiscal year 2017. For a description of the components and calculation of “Adjusted Operating Profit (Loss)” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Results from operating activities”, see “— Certain Non-IFRS Measures” elsewhere in this Annual Report.

Finance Income. Our finance income decreased to $5.2 million in fiscal year 2018 from $45.3 million in fiscal year 2017, primarily as a result of a one-time net gain from change in fair value of derivative financial instrument related to convertible notes of $42.4 million that we recognized in fiscal year 2017, the absence of which in fiscal year 2018 was partially offset by higher interest income on term deposits placed with banks in fiscal year 2018.

Finance Costs. Our finance costs decreased to $3.9 million in fiscal year 2018 as compared to $18.3 million in fiscal year 2017, primarily due to interest expense on financial liabilities measured at amortized cost of $8.6 million and amortization of deferred difference of $5.9 million in fiscal year 2017 which was partially offset by higher foreign exchange loss in fiscal year 2018 mainly as a result of the depreciation of the Indian Rupee against the U.S. dollar.

Loss for the year. As a result of the foregoing factors, our loss for the year ended March 31, 2018 was $220.2 million as compared to a loss of $110.3 million in fiscal year 2017. We had an Adjusted Net Loss of $153.5 million in the year March 31, 2018 compared to an Adjusted Net Loss of $99.2 million in fiscal year 2017. For a description of the components and calculation of “Adjusted Net Profit (Loss)” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Loss for the year”, see “— Certain Non-IFRS Measures” elsewhere in this Annual Report.

Diluted loss per share. Diluted loss per share was $2.18 for the year ended March 31, 2018 as compared to diluted loss per share of $2.09 in fiscal year 2017. We had an Adjusted Diluted Loss per Share of $1.53 in fiscal year 2018, compared to an Adjusted Diluted Loss per Share of $1.88 in fiscal year 2017. For a description of the components and calculation of  “Adjusted Diluted Earnings (Loss) per Share” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “diluted earnings (loss) per share”, see “— Certain Non-IFRS Measures” elsewhere in this Annual Report.

Fiscal Year 2017 Compared to Fiscal Year 2016

Revenue. We generated revenue of $447.6 million in fiscal year 2017, an increase of 33.2% over revenue of $336.1 million in fiscal year 2016.

Air Ticketing. Revenue from our air ticketing business increased by 51.6% to $118.5 million in fiscal year 2017 from $78.2 million in fiscal year 2016. In fiscal year 2017, we recognized incremental revenue of $9.2 million based on quarterly evaluation of trends of refund rights exercised by our customers along with a change in the estimate for provisions for cancelled tickets pursuant to confirmation from a supplier. Our Revenue less Service Cost increased by 55.1% to $118.5 million in fiscal year 2017 (43.0% excluding incremental revenue of $9.2 million in fiscal year 2017) from $76.4 million in fiscal year 2016.

This growth was driven by a year-on-year increase of 34.8% in air ticketing transactions in fiscal year 2017 and an increase in gross bookings of 21.1% to $1.5 billion in fiscal year 2017 from $1.3 billion in fiscal year 2016, along with the contribution of air ticketing revenue from the ibibo Group. Air ticketing transactions and gross bookings growth in 2017 was largely driven by the expansion of the travel market in India due to increased domestic travel, new entrants in the air travel market and the expansion of the Indian economy. Our Net Revenue Margins improved from 6.0% in fiscal year 2016 to 7.7% in fiscal year 2017 ( 7.1% excluding incremental revenue of $9.2 million in fiscal year 2017).

Hotels and Packages. Revenue from our hotels and packages business increased by 24.8% to $314.3 million in fiscal year 2017 from $251.7 million in fiscal year 2016. Our Revenue less Service Cost increased by 62.3% to $140.3 million in fiscal year 2017 from $86.5 million in fiscal year 2016. This growth was due to an increase in gross bookings by 31.7% and a 119.1% increase in the number of transactions along with the contribution of hotels and packages revenue from the ibibo Group. Our Net Revenue Margins improved from 15.3% in fiscal year 2016 to 18.8% in fiscal year 2017, which was mainly driven by an increase in standalone hotels bookings as a percentage of overall hotels and packages bookings. Standalone hotel bookings increased in fiscal year 2017 as we maintained our market share while the total number of transactions booked online increased, primarily due to greater internet penetration in India.

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

Total Revenue less Service Cost. Our total Revenue less Service Cost increased by 61.9% to $273.7 million in fiscal year 2017 from $169.0 million in fiscal year 2016. This growth resulted from a 62.3% increase in our hotels and packages Revenue less Service Cost, an increase of 55.1% in our air ticketing Revenue less Service Cost and an increase of 140.7% in other revenue. For further information and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure (revenue), see “— Certain Non-IFRS Measures” elsewhere in this Annual Report.

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

Other Operating Expenses. Other operating expenses increased by 20.1% to $81.6 million in fiscal year 2017 from $68.0 million in fiscal year 2016, primarily as a result of an increase in legal and professional expenses of $7.7 million and payment gateway charges of $2.2 million, in line with the growth in our business and the contribution of other operating expenses of the ibibo Group. Other operating expenses for fiscal year 2017 also include merger and “acquisition-related” expenses of $6.0 million in fiscal year 2017 compared to $0.2 million in fiscal year 2016, comprising legal and professional expenses, other expenses associated with our acquisition of the ibibo Group and certain non-routine transactions, whether or not consummated.

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

As of March 31, 2018, our primary sources of liquidity were $187.6 million of cash and cash equivalents and $202.3 million in term deposits with various banks, which are available on demand. A portion of such term deposits are used to secure bank guarantees, bank overdraft facility, and other facilities, which support our business.

Our trade and other receivables primarily comprise commissions, incentive or other payments owing to us from airlines, receivables from our corporate and retail customers to whom we typically extend credit periods, security deposits paid primarily for our leased premises as well as interest accrued but not due on our term deposits. Our trade and other receivables increased from $37.3 million as of March 31, 2017 to $58.3 million as of March 31, 2018, primarily as a result of an increase in receivables from our airline suppliers and GDS service providers during fiscal year 2018 in line with growth in our business. Our other current assets primarily consist of deposits and advances to our suppliers to secure better prices and availability of bookings in future periods. Our other current assets increased from $50.2 million as of March 31, 2017 to $92.5 million as of March 31, 2018, primarily due to increases in advances to airlines and increases in other receivables.

As of March 31, 2018, MMT India had the following facilities available in India from IndusInd Bank: (i) an unsecured overdraft facility with one-way inter-changeability for issuing IATA bank guarantee for up to Rs. 150 million (approximately $2.30 million) with primary security as exclusive charge over the entire assets of MMT India and (ii) an overdraft facility of Rs.200 million (approximately $3.07 million) with one way inter-changeability for issuing IATA Bank Guarantee for up to Rs.150 million (approximately $2.30 million) against credit card receivables along with charge on entire assets of the Company and direct payment routing confirmation of entire receivables from American Express Credit Card, with IndusInd Bank. As of March 31,

2018, no amount was outstanding under Overdraft facilities and sub-limits to the extent of Rs.155.3 million (approximately $2.39 million) were outstanding towards issuance of IATA Bank Guarantee. As of March 31, 2018, ibibo India did not have any facilities outstanding as the limits were utilized from IndusInd Bank on behalf of MMT India for issuing bank guarantees to IATA and various hotels and package suppliers amounting to INR 472 million (approximately $7.25 million).

From time to time, we are also required by certain international and Indian airlines, hotels and packages suppliers, as well as certain aggregators from whom we obtain hotel inventory and other travel suppliers, to obtain bank guarantees/letters of credit to secure our obligations to them. As of March 31, 2018, MMT India had available sanctioned bank guarantee limits of (i) Rs. 1,650 million (approximately $25.34 million) from IndusInd Bank against exclusive charge on the assets along with corporate guarantee from MakeMyTrip. As of March 31, 2018, an aggregate of Rs. 1,805.3 million (approximately $27.73 million) of bank guarantees were utilized which includes Rs. 155.3 (approximately $2.39 million) utilized from sub-limits of Overdraft facility, including (i) Rs. 1804.1 million (approximately $27.71 million) from IndusInd Bank and (ii) Rs. 1.12 million (approximately $0.02 million) from HDFC Bank, respectively, but no demand had been made against any of these guarantees. As of March 31, 2018, ibibo India had not got any bank facilities sanctioned but IndusInd had issued guarantees to IATA and various hotels and package suppliers amounting to Rs. 472 Million (approximately $7.25 Million) from the limits sanctioned to MMT, India. In addition, ibibo India has also obtained certificates of deposits for $0.11 million for availing credit card facility from HDFC and Amex Bank Corp respectively; and towards issuing Bank Guarantees to State Transport Corporations from Yes Bank against 100% cash margin as fixed deposits.

In addition, MMT Inc. and ITC Group had obtained certificates of deposit totaling $0.12 million and $0.87 million, respectively, for the purposes of providing guarantees to various international airlines. Additionally, Luxury Tours had obtained certificates of deposit totaling $0.44 million for purpose of providing guarantees to various hotels and packages suppliers. HT Group also had obtained certificates of deposit totaling to $0.25 million from CITI Bank Singapore for availing virtual credit card facility.

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

The following table sets forth the summary of our cash flows for the periods indicated:

	Fiscal Year Ended March 31,
	2016		2017		2018
	(in millions)
Net cash generated from/(used in) operating activities	$(66.0)		$(108.5)		$(125.5)
Net cash generated from/(used in) investing activities	(103.6)		163.0		(115.1)
Net cash generated from/(used in) financing activities	164.6		2.2		327.9
Net increase/(decrease) in cash and cash equivalents	(5.0)		56.7		87.3
Cash and cash equivalents at beginning of year	49.9		46.3		101.7
Effect of exchange rate fluctuations on cash held	1.4		(1.3)		(1.4)
Cash and cash equivalents at end of year	46.3	(1)	101.7	(2)	187.6	(3)

Notes:

(1)	Excludes $169.3 million of term deposits not classified as “cash and cash equivalents.” As of March 31, 2016, we had $7.2 million outstanding under our overdraft facilities.

(2)	Excludes $95.7 million of term deposits not classified as “cash and cash equivalents.” As of March 31, 2017, we did not have any amounts outstanding under our overdraft facilities.
(3)	Excludes $202.3 million of term deposits not classified as “cash and cash equivalents.” As of March 31, 2018, we did not have any amounts outstanding under our overdraft facilities.

Net Cash Generated From/(Used In) Operating Activities

Our net cash used in operating activities was $125.5 million in fiscal year 2018, as compared to net cash used in operating activities of $108.5 million in fiscal year 2017, an increase of $17.0 million in fiscal year 2018. Our net loss adjusted for depreciation, amortization and impairment and other non-cash items was $141.4 million in fiscal year 2018 as compared to $78.8 million in fiscal year 2017. Further, in fiscal year 2018, there was a decrease in our working capital of $16.0 million as compared to an increase in working capital of $29.6 million in fiscal year 2017. The working capital decrease in fiscal year 2018 was primarily due to an increase of $62.4 million in trade and other payables offset by a decrease of $48.5 million in trade and other receivables and other assets.

Our net cash used in operating activities was $108.5 million in fiscal year 2017, as compared to net cash used in operating activities of $66.0 million in fiscal year 2016, an increase of $42.5 million in fiscal year 2017. Our net loss adjusted for depreciation, amortization and impairment  and other non-cash items was $78.8 million in fiscal year 2017 as compared to $42.7 million in fiscal year 2016. Further, in fiscal year 2017, there was an increase in our working capital of $29.6 million as compared to an increase in working capital of $23.3 million in fiscal year 2016. The working capital increase in fiscal year 2017 was primarily due to a decrease of $33.9 million in trade and other payables and other customer advances in the Hotel Travel Group partially offset by a decrease of $4.9 million in advances to suppliers in our hotel segment.

Our net cash used in operating activities was $66.0 million in fiscal year 2016, as compared to net cash generated from operating activities of $10.8 million in fiscal year 2015, a decrease of $76.8 million in fiscal year 2016. Our net loss adjusted for depreciation, amortization and impairment  and other non-cash items was $42.7 million in fiscal year 2016. Further, in fiscal year 2016, there was an increase in our working capital of $23.3 million as compared to a decrease in working capital of $5.0 million in fiscal year 2015. The working capital increase in fiscal year 2016 was primarily due to a $10.5 million increase in non-current assets related to payment of indirect tax demand on our Indian subsidiary under protest and an increase of $6.7 million in advances to suppliers particularly in our hotels segment, including advances to airlines for fiscal year 2017, as well as a $6.6 million decrease in trade and other payables and other customer advances due to a decrease in business volume from www.easytobook.com, one of our online hotel reservation portals.

Net Cash Generated From/(Used In) Investing Activities.

In fiscal year 2018, cash used in investing activities was $115.1 million. We redeemed term deposits with banks amounting to $115.1 million (computed using average exchange rates for the period) for investment and working capital purposes and received interest on our term deposits of $3.0 million. We also invested $221.6 million (computed using average exchange rates for the period) in term deposits with banks, $4.3 million in property plant and equipment and $7.8 million in software and technology-related development costs.

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

Net Cash Generated From/(Used In) Financing Activities.

In fiscal year 2018, cash generated from financing activities was $327.9 million, primarily as a result of cash proceeds of $330.0 million from the issue of share capital in a private placement in May 2017. Further, the direct cost incurred in relation to the private placement was $4.1 million. We also made payments of $0.9 million as interest and our other finance charges.

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

Capital Expenditures

Historically, our sources of liquidity have principally been proceeds from the sale of our convertible preferred shares, convertible notes and ordinary shares, bank overdrafts and working capital facilities and cash flows from operations. In fiscal year 2016, we issued $180.0 million of 4.25% convertible notes due 2021 to Ctrip, which were converted into ordinary shares in October 2016. In fiscal year 2018, we completed a private placement of 5,500,000 of our ordinary shares to various investors (including 916,666 of our ordinary shares to Ctrip) at a price of $36.00 per ordinary shares and 3,666,667 of our Class B Shares to MIH Internet at a price of $36.00 per Class B Shares, which resulted in gross proceeds of $330 million.

We incurred capital expenditures of $11.1 million, $15.0 million and $12.1 million in fiscal years 2016, 2017 and 2018, respectively. As of March 31, 2018, we had committed capital expenditures of $0.05 million for fiscal year 2018, substantially all of which we expect to spend in India. In addition, we expect to spend an additional approximately $12.0 million to $15.0 million on capital expenditures during fiscal year 2019. Our capital expenditures have principally consisted of purchases of servers, workstations, computers, computer software, leasehold improvements and other items related to our technology platform and infrastructure, upgrading of/additions to our websites and mobile platforms.

Off-Balance Sheet Arrangements

As of March 31, 2018, MMT India had obtained Rs.1,805 million (approximately $27.72 million) in bank guarantees, primarily from IndusInd Bank in favor of IATA and other suppliers, against any payment default by us to all airlines participating in IATA’s bill settlement plan. Out of the total amount of Rs.1,805 million (approximately $27.72 million) in bank guarantees, Rs.472 million (approximately $7.25 million) have been issued on behalf of ibibo India where limits from us have been utilized from IndusInd Bank. Additionally, ibibo India has obtained certificates of deposits for $0.11 million for utilizing credit card facilities from HDFC and Amex Bank Corp respectively; and towards issuing bank guarantees to state transport corporations from Yes Bank. Further, our holding company and the ITC Group also obtained certificates of deposit totaling $0.12 million and $0.87 million, respectively, for the purposes of providing guarantees to various international airlines. Additionally, Luxury Tours had obtained certificates of deposit totaling $0.44 million for the purpose of providing guarantees to various hotels and packages suppliers and the HT Group also had obtained certificates of deposit totaling to $0.25 million from CITI Bank Singapore for utilizing a virtual credit card facility. Apart from the foregoing, we do not have any outstanding off-balance sheet derivative financial instruments, guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

Contractual Obligations

The following table sets forth our contractual obligations as of March 31, 2018. Other than the obligations specified below, we do not have any long-term commitments:

	Payment Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Secured bank loan(1)	$756	$279	$361	$107	$9
Principal	652	228	315	101	8
Interest	104	51	46	6	1
Operating lease obligations(2)	41,868	5,072	9,298	7,717	19,781
Purchase obligations(3)	9,282	7,783	1,460	39	—
Employee benefits(4)	3,721	—	—	—	—

Notes:

(1)	Secured bank loans relate to loan for motor vehicles used in our business.
(2)	Operating lease obligations relate to our leasing arrangements for our various office premises.
(3)	We enter into purchase orders from time to time for various equipment or other requirements for our business.
(4)

Employee benefits in the statement of financial position include $3.7 million in respect of employee benefit obligations. For this amount, the extent of the amount and timing of repayment/settlement is not reliably estimable or determinable at present and accordingly has not been disclosed in the table above.

Inflation

The CIA World Factbook estimates that consumer inflation in India was 5.6% in 2016 and 3.8% in 2017. For more information, see “Risk Factors — Risks Related to Operations in India — As the Domestic Indian Market Constitutes a Significant Source of Our Revenue, a Slowdown in Economic Growth in India Could Cause Our Business to Suffer.”

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

Foreign Exchange Risk. We are exposed to movements in currency exchange rates, primarily those related to the US dollar and the Indian Rupee. As the functional currency of MMT India and ibibo India, our key operating subsidiaries, is the Indian Rupee, our exposure to foreign exchange risk primarily arises in respect of our non-Indian Rupee-denominated trade and other receivables, trade and other payables and cash and cash equivalents, which were $11.2 million, $99.2 million and $1.3 million, respectively, as of March 31, 2018. Based on our operations in fiscal year 2018, a 10.0% appreciation of the US dollar against the Indian Rupee as of March 31, 2018, assuming all other variables remained constant, would have increased our loss for fiscal year 2018 by $8.3 million. Similarly, a 10.0% depreciation of the US dollar against the Indian Rupee as of March 31, 2018, assuming all other variables remained constant, would have decreased our loss for fiscal year 2018 by $8.3 million.

We are also exposed to movements between the US dollar and the Indian Rupee in our US and UAE operations, as 1.1%, 0.2% and 0.1% of our revenue for fiscal years 2016, 2017 and 2018, respectively, was generated by MMT India from their air ticketing businesses and received in US dollars, although our expenses are generally incurred in Indian Rupees. Additionally, we receive revenue from our hotels and packages business in Indian Rupees, but a portion of our expenses in this segment (those relating to outbound packages from India in particular) could be incurred in a non-Indian currency. We currently do not have any hedging agreements or similar arrangements with any counter-party to cover our exposure to any fluctuations in foreign exchange rates. Fluctuation in the Indian Rupee-US dollar exchange rate could have a material adverse effect on our business and our financial condition and results of operations as reported in US dollars. For more information, see “Risk Factors — Risks Related to Us and Our Industry — Our Results of Operations are Subject to Fluctuations in Currency Exchange Rates.”

Interest Rate Risk. Our exposure to interest rate risk for changes in interest rates relates primarily to our term deposits and bank overdrafts. As of March 31, 2018, we had fixed rate financial instruments consisting of $282.5 million of term deposits and no amounts outstanding on variable rate financial instruments. As of March 31, 2017, we had fixed rate financial instruments consisting of $115.7 million of term deposits and no amounts outstanding on variable rate financial instruments. We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. Our future interest income and financing cost may fluctuate in line with changes in interest rates. An increase or decrease in interest rates as of March 31, 2017 and 2018 would not have affected our profit or loss and would not have had any impact on our equity as we had no amounts outstanding on variable rate financial instruments.

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

We believe that Revenue less Service Cost reflects more accurately the value addition of the travel /services that we provide to customers in our packages business where we are the primary obligor and is similar to the revenue on a “net” basis for our air ticketing and hotels business where we act as an agent. Our Revenue less Service Cost may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB.

We use financial measures that exclude share-based compensation expense, all merger and acquisitions related expenses, amortization of acquired intangibles, impairment of intangible assets and change in financial liability relating to acquisitions for our internal management reporting, budgeting and decision making purposes, including comparing our operating results to that of our competitors. Because of varying available valuation methodologies and subjective assumptions that companies can use when adopting IFRS 2 “Share based payment,” management believes that providing non-IFRS financial measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies. We believe that our current calculations of Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss), Revenue less Service Cost, Net Revenue Margins and Adjusted Diluted Earnings (Loss) per Share represent a balanced approach to adjusting for the impact of certain discrete, unusual or non-cash items which are useful in measuring our results and provide investors and analysts a more relevant representation of our operating results. We believe that investors and analysts use these non-IFRS measures to compare our company and our performance to that of our global peers. However, the presentation of these non-IFRS measures are not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation. The IFRS measures most directly comparable to Adjusted Operating Profit (Loss) and Adjusted Net Profit (Loss) are results from operating activities and profit (loss) for the period, respectively.

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

The following table reconciles our revenue (an IFRS measure) to Revenue less Service Cost (a non-IFRS measure):

	Air Ticketing			Hotels and Packages			Other Revenue			Total
	Fiscal Year Ended March 31,			Fiscal Year Ended March 31,			Fiscal Year Ended March 31,			Fiscal Year Ended March 31,
	2016	2017	2018	2016	2017	2018	2016	2017	2018	2016	2017	2018
	(in thousands except percentages)
Revenue as per IFRS	$78,172	$118,514	$167,391	$251,713	$314,254	$439,963	$6,169	$14,848	$67,902	$336,054	$447,616	$675,256
Add: Promotion expenses recorded as a reduction of revenue	—	—	34,673	—	—	43,068	—	—	—	—	—	77,741
	$78,172	$118,514	$202,064	$251,713	$314,254	$483,031	$6,169	$14,848	$67,902	$336,054	$447,616	$752,997
Less: Service Cost	1,770	—	—	165,264	173,919	169,347	—	—	6,530	167,034	173,919	175,877
Revenue less Service Cost	$76,402	$118,514	$202,064	$86,449	$140,335	$313,684	$6,169	$14,848	$61,372	$169,020	$273,697	$577,120
% of total Revenue less Service Cost	45.2%	43.3%	35.0%	51.1%	51.3%	54.4%	3.7%	5.4%	10.6%	100.0%	100.0%	100.0%

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

The following table reconciles our results from operating activities (an IFRS measure) to Adjusted Operating Profit (Loss) (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Operating Profit (Loss)	Fiscal Year Ended March 31,
	2016	2017	2018
	(in millions)
Results from operating activities as per IFRS	$(66.8)	$(135.0)	$(219.4)
Add: Employee share-based compensation costs	13.7	26.8	44.9
Less: Income on license acquired	(0.9)	—	—
Add: Impairment of intangible assets	2.2	15.2	2.9
Add: Merger and acquisitions related expenses	0.2	6.0	—
Add: Severance cost related to a prior acquisition	—	—	2.2
Add: Acquisition related intangibles amortization	1.5	3.7	14.7
Adjusted Operating Profit (Loss)	$(50.1)	$(83.7)	$(154.8)

The following table reconciles our profit (loss) for the year (an IFRS measure) to Adjusted Net Profit (Loss) (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Net Profit (Loss)	Fiscal Year Ended March 31,
	2016	2017	2018
	(in millions)
Profit (Loss) for the year as per IFRS	$(88.5)	$(110.3)	$(220.2)
Add: Employee share-based compensation costs	13.7	26.8	44.9
Less: Income on license acquired	(0.9)	—	—
Add: Impairment of intangible assets	2.2	15.2	2.9
Add: Acquisition related intangibles amortization	1.5	3.7	14.7
Add: Severance cost related to a prior acquisition	—	—	2.2
Add: Share of loss of equity-accounted investees	1.9	1.7	2.0
Add/Less: Net change in fair value of derivative financial instrument	9.3	(42.4)	—
Add: Merger and acquisitions related expenses	0.2	6.0	—
Add: Direct cost related to Convertible notes	0.7	—	—
Add: Impairment in respect of an equity-accounted investee	0.9	—	—
Add: Net change in value of financial liability related to business combination	0.5	—	—
Add: Income tax expense	0.2	0.2	0.1
Adjusted Net Profit (Loss)	$(58.3)	$(99.2)	$(153.5)

The following table reconciles our diluted earnings (loss) per share for the year (an IFRS measure) to Adjusted Diluted Earnings (Loss) per Share (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Diluted Earnings (Loss) per Share	Fiscal Year Ended March 31,
	2016	2017	2018
	(in US$)
Diluted Earnings (Loss) per share for the year as per IFRS	$(2.12)	$(2.09)	$(2.18)
Add: Employee share-based compensation costs	0.33	0.51	0.44
Less: Income on license acquired	(0.02)	—	—
Add: Impairment of intangible assets	0.05	0.29	0.03
Add: Acquisition related intangibles amortization	0.04	0.07	0.14
Add: Severance cost related to a prior acquisition	—	—	0.02
Add: Share of loss of equity-accounted investees	0.05	0.03	0.02
Add/Less: Net change in fair value of derivative financial instrument	0.22	(0.80)	—
Add: Merger and acquisitions related expenses	—	0.11	—
Add: Direct cost related to Convertible notes	0.02	—	—
Add: Impairment in respect of an equity-accounted investee	0.02	—	—
Add: Net change in value of financial liability related to business combination	0.01	—	—
Add: Income tax expense	*	*	*
Adjusted Diluted Earnings (Loss) per Share	$(1.40)	$(1.88)	$(1.53)

Note:

*	Less than $0.01.

New Accounting Standards and Interpretations Not Yet Adopted

IFRS 9 Financial Instruments:

IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted and is applied retrospectively, except for the hedge accounting requirements which are applied prospectively.

We do not expect the standard to materially impact the measurement of either our financial liabilities or our financial assets. However, certain assets which are carried at fair value through other comprehensive income under IAS 39 will now be fair valued through profit and loss under IFRS 9. Further, we will make the irrevocable election upon adoption of IFRS 9 to classify available-for-sale equity instruments at fair value through other comprehensive income, as a result of which unrealized gains and losses which we currently recognize in our consolidated statement of other comprehensive income will not be any longer recycled to the consolidated statement of profit or loss upon disposal.

Under IFRS 9, the impairment of financial assets is measured under the ‘Expected Credit Loss’ model, which uses a dual measurement approach, under which the loss allowance is measured as either twelve month expected credit losses or lifetime expected credit losses. The change in the impairment model will not have a material impact on our financial statements.

Changes in accounting policies resulting from adoption of IFRS 9 will be applied retrospectively as of April 1, 2018, but with no restatement of comparative information for prior years.

IFRS 15 Revenue from Contracts with Customers:

IFRS 15 is effective for annual periods beginning on or after January 1, 2018. The core principle of the new standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Further the new standard requires enhanced disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers.

We have undertaken the review of the new standard and has concluded that application of the new standard will not have a material impact on the consolidated results or financial position, except for reclassification effects within our consolidated statement of profit or loss and other comprehensive income (loss) identified below:

Certain customer inducement/acquisition costs for acquiring customers and promoting transactions across various booking platforms such as upfront cash incentives and select loyalty programs cost, which previously were recorded as marketing and sales promotion costs will now be recorded as a reduction of revenue. Due to changing competitive dynamics and seasonality in the business, we cannot reasonably estimate the financial statements reclassification impact of this change after adoption.

We will adopt the standard using the cumulative effect method, with the effect of initially applying this standard recognized at the date of initial application (i.e. April 1, 2018). As a result, we will not apply the requirements of IFRS 15 to the comparative periods presented.

We will continue to publish our financial performance based on Revenue less Service Cost, which is a non-IFRS measure, as we believe that Revenue less Service Cost reflects more relevant information regarding the value addition of the travel services that we provide to our customers. Revenue less Service Cost is calculated as revenue as per IFRS to which certain promotion expenses recorded as a reduction of revenue are added back, and cost for the acquisition of relevant services and products for sale to customers are deducted. For more information on Revenue less Service Cost, see “About Non-IFRS Financial Measures.”

IFRS 16 Leases:

On January 13, 2016, the International Accounting Standards Board issued the final version of IFRS 16, Leases. IFRS 16 will replace the existing leases standard, IAS 17, Leases, and related interpretations. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for lessees and lessors. It introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. Currently, operating lease expenses are charged to our statement of profit or loss and other comprehensive income (loss). IFRS 16 also contains enhanced disclosure requirements for lessees. The effective date for adoption of IFRS 16 is annual periods beginning on or after January 1, 2019, though early adoption is permitted for companies applying IFRS 15 Revenue from Contracts with Customers. We are in the process of assessing the impact of IFRS 16 on the consolidated results of operations, cash flows, financial position and disclosures.

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

The effective date for adoption of IFRC 23 is annual periods beginning on or after January 1, 2019, though early adoption is permitted. We are in the process of assessing the impact of IFRIC 23 on our consolidated financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Our board of directors consists of 10 directors.

The table below sets forth the name, age and position of each of our directors, executive officers and key employees as of the date hereof. Unless otherwise indicated, the business address of our directors and executive officers is 19th Floor, Building No. 5, DLF Cyber City, Gurugram, 122002, India.

Name	Age	Position/Title
Directors:(1)
Deep Kalra	48	Director, Group Chairman and Group Chief Executive Officer
Rajesh Magow	49	Director and Chief Executive Officer — India
Aditya Tim Guleri	53	Independent Director
Vivek N. Gour	55	Independent Director
Gyaneshwarnath Gowrea	52	Director
James Jianzhang Liang	48	Director
Oliver Minho Rippel	41	Director
Pat Luke Kolek	47	Director
Charles St Leger Searle	54	Director
Paul Laurence Halpin	59	Independent Director

Executive Officers:(2)
Mohit Kabra	47	Group Chief Financial Officer

Notes:

(1)

Yuvraj (Raj) Thacoor resigned from our board of directors with effect from April 30, 2018. Paul Laurence Halpin was appointed to our board of directors with effect from April 30, 2018, as nominee of MIH Internet. Our board of directors has determined that Mr. Halpin is an independent director within the meaning of the Nasdaq Rules.

(2)	Ashish Kashyap ceased to be an executive officer with effect from September 30, 2017.

Directors

Deep Kalra is our founder, group chairman and group chief executive officer and was appointed to our board of directors on October 9, 2001. Mr. Kalra’s responsibilities as group chief executive officer include executing our business strategy and managing the overall performance and growth of our company. Mr. Kalra has over 26 years of work experience in e-commerce, sales, marketing, corporate banking, financial analysis and senior management roles. Prior to founding our company in April 2000, Mr. Kalra worked with GE Capital India, a subsidiary of the General Electric Company, where he was vice president, business development. Prior to that, he also worked with AMF Bowling Inc. and ABN AMRO Bank NV. Mr. Kalra serves on the board of a The IndUS Entrepreneurs’ New Delhi – NCR Chapter, a global, not-for-profit organization focused on promoting entrepreneurship, and was their immediate past president. He is a co-founder of Ashoka University, a liberal arts college in Sonepat, near New Delhi and serves on their board and governing council. Mr. Kalra holds a Bachelor’s degree in Economics from St. Stephen’s College, Delhi University, India, and a Master’s degree in Business Administration from the Indian Institute of Management, Ahmedabad, India.

Rajesh Magow is our co-founder and chief executive officer — India and was appointed to our board of directors on November 6, 2012. Mr. Magow has also previously held the positions of chief financial officer and chief operating officer at our company. Mr. Magow has over 25 years of experience in the information technology and Internet industries. After having been a part of our senior management team in 2001 for a few months, Mr. Magow worked as a part of senior management at Tecnovate eSolutions Private Limited, a wholly-owned subsidiary of eBookers.com (a United Kingdom-based online travel company that was listed on NASDAQ until it was acquired by the Cendant group in February 2005) from 2001 to June 2006. Before leaving Tecnovate eSolutions, he was the acting chief executive officer of the company. Mr. Magow was part of the senior management team that set up eBookers’ call center and back office operations in India and was a board member of Tecnovate from January 2001 to June 2006. Prior to Tecnovate, he also worked with Aptech Limited and Voltas Limited. Mr. Magow rejoined our company in 2006. He also served on the board of Flipkart Limited as an independent director from March 2011 to May 2015 and was again appointed as an independent director in June 2017. Mr. Magow is a qualified chartered accountant from the Institute of Chartered Accountants of India.

Aditya Tim Guleri was appointed to our board of directors on April 3, 2007 as a nominee of Sierra Ventures VIII-A, L.P., Sierra Ventures VIII-B, L.P. and Sierra Ventures Associates VIII, LLC, or the Sierra Ventures entities. He has remained on our board following the lapse of Sierra Ventures entities’ right of nomination upon the completion of our initial public offering in August 2010. Mr. Guleri is a Managing Director of Sierra Ventures. Mr. Guleri’s investment focus is information technology software companies. Additionally, Mr. Guleri has helped execute Sierra’s India strategy and investments. As a venture capitalist, Mr. Guleri has helped to complete strategic exits from numerous companies including several public companies. Mr. Guleri currently serves on the board of directors of Alpine Data Labs, Hired, LeadGenius, Nexenta, Phenom People, Shape Security, Townsquared, Treasure Data and Zycada. Prior to Sierra, Mr. Guleri founded and served as chief executive officer of Octane Software from 1996 to 2000. He successfully led Octane’s merger with Epiphany (NASDAQ: EPNY) in 2000. Before Octane, Mr. Guleri was vice president of field operations at Scopus Technology. Mr. Guleri holds a Master of Science degree in Engineering and Operating Research from Virginia Polytechnic Institute and State University; and a Bachelor of Science degree in Electrical Engineering from Punjab Engineering College, Chandigarh, India. The business address of Mr. Guleri is 2884 Sand Hill Road, Suite 100, Menlo Park, CA 94025, United States.

Vivek N. Gour was appointed to our board of directors on May 1, 2010. He was the managing director of Air Works India Engineering Pvt Ltd. from November 2010 till February 2018. Prior to joining our board of directors, Mr. Gour was the chief financial officer and principal accounting officer of Genpact Limited from January 2005 to February 2010; Genpact is listed on the New York Stock Exchange. From October 2003 to December 2004, Mr. Gour served as chief financial officer for GE Capital Business Processes. From October 2002 to September 2003, he served as chief financial officer of GE Capital India and GE Capital International Services. Mr. Gour has a Bachelor of Commerce degree from Mumbai University, India, and a Master of Business Administration from Delhi University, India. The business address of Mr. Gour is 1203 Magnolias, DLF Golf Link, Gurugram – 122009, Haryana, India.

Gyaneshwarnath Gowrea was appointed to our board of directors on February 11, 2009 and is one of our resident directors in Mauritius. Mr. Gowrea is the chairman of the taxation sub-committee of Global Finance Mauritius, vice chairman of the International Fiscal Association (Mauritius Branch) and an international tax affiliate of the Chartered Institute of Taxation. He was the managing director of Multiconsult Limited from 2009 to 2011. From 2007 to 2008, he was director of AAA Global Services Ltd. and from 1999 to 2006 he was a manager with Cim Global Business. Mr. Gowrea completed his secondary education at John Kennedy College in Mauritius and holds a Master of Science in Accounting from De Monfort University in Leicester, UK and a

Diploma in International Taxation. In addition, he holds various professional qualifications, including being a fellow of the Association of Chartered Certified Accountants, United Kingdom, a fellow member of the Mauritius Institute of Directors and a member of Society of Trust and Estate Practitioners, United Kingdom. Mr. Gowrea is also a member of the Board of the Mauritius Institute of Directors, or the MIOD and chairs the Audit and Risk Committee of the MIOD. The business address of Mr. Gowrea is c/o SGG Corporate Services (Mauritius) Limited, 33 Edith Cavell Street, Port Louis, Mauritius.

James Jianzhang Liang was appointed to our board of directors on January 27, 2016, as a nominee of Ctrip. He is one of the co-founders of Ctrip and is currently serving as the chairman of its board of directors. Prior to founding Ctrip, Mr. Liang held a number of technical and managerial positions with Oracle Corporation from 1991 to 1999 in the United States and China, including the head of the ERP consulting division of Oracle China from 1997 to 1999. Mr. Liang currently serves on the boards of Tuniu (NASDAQ: TOUR) and SINA Corporation (NASDAQ: SINA). Mr. Liang received his Ph.D. degree from Stanford University and his Master’s and Bachelor’s degrees from Georgia Institute of Technology. He also attended an undergraduate program at Fudan University. The business address of Mr. Liang is Building 16, SKY SOHO, No. 968 Jinzhong Road, Shanghai, PRC 200335.

Oliver Minho Rippel was appointed to our board of directors on January 31, 2017, as a nominee of MIH Internet. He is chief executive officer of B2C e-commerce for Naspers which includes retail, marketplaces and travel. He joined Naspers in January 2009 as head of business development in Southeast Asia before managing e-commerce in Africa and Middle East shortly thereafter. From 2011 to 2014 he oversaw e-commerce in Southeast Asia, India and Africa. Between 2014 and 2015, he was managing online services segments including e-tail outside of Europe, travel, real estate, and mobile services. Before working for Naspers Limited, Mr. Rippel spent nine years at eBay – first in his home country Germany and then as part of the Asia-Pacific region in China, Korea, and South-East Asia. There, he mostly focused on strategy and business development, as well as category management and marketing operations. Mr. Rippel studied economics in Berlin, Germany. The business address of Mr. Rippel is Unit 13-10, Parkview Square, 600 North Bridge Road, Singapore.

Pat Luke Kolek was appointed to our board of directors on January 31, 2017, as a nominee of MIH Internet. He joined Naspers in 2014 as chief financial officer of e-commerce and was appointed chief operating officer of Naspers in July 2016. As group chief operating officer, Mr. Kolek is focused on aligning group strategy with company objectives, leading core business activities and strategic initiatives such as large acquisitions and divestitures. Mr. Kolek has more than 20 years’ experience in executing business growth and development strategies for hyper growth organizations. Prior to joining Naspers, Mr. Kolek spent 10 years at eBay, most recently as vice president and chief financial officer of eBay International and previously as the chief operating officer of eBay Classifieds. Mr. Kolek holds a bachelor’s degree in commerce from Santa Clara University and is a certified public accountant. The business address of Mr. Kolek is Taurusavenue 105, 2132 LS, Hoofddorp, The Netherlands.

Charles St Leger Searle was appointed to our board of directors on January 31, 2017, as a nominee of MIH Internet. He is the chief executive officer of Naspers Internet Listed Assets. Mr. Searle serves on the board of several companies associated with the Naspers Group, including Tencent Holdings Limited, listed on the Stock Exchange of Hong Kong, and Mail.ru Group Limited that is listed on the London Stock Exchange. Prior to joining the Naspers Group in Hong Kong, he held positions at Cable & Wireless plc and at Deloitte & Touche in London and Sydney. Mr. Searle is a graduate of the University of Cape Town and a member of the Institute of Chartered Accountants in Australia and New Zealand. Mr. Searle has more than 22 years of international experience in the telecommunications and internet industries. The business address of Mr. Searle is Room 2908, 29/F, Three Pacific Place, 1 Queen’s Road East, Hong Kong.

Paul Laurence Halpin was appointed to our board of directors on April 30, 2018. Mr. Halpin currently serves as the general representative for Lloyd’s of London in Mauritius. Mr. Halpin held various leadership positions in the financial services industry at PricewaterhouseCoopers from 1979 until 2004. Between 2004 to 2011, Mr. Halpin established and sold a number of international healthcare and insurance outsourcing businesses in Mauritius. He also served as a non-executive director on the Government of Mauritius’ Board of Investment between 2005 to 2010. Mr. Halpin is an independent non-executive director on the boards of Gamma Civic Ltd, Kolos Cement Ltd and Lottotech Ltd., which are listed on the Stock Exchange of Mauritius. He also serves as an independent non-executive director of other unlisted companies and funds, including Gamma Construction Ltd, Citicc (Africa) Holdings Ltd, RMB Westport Real Estate Development Fund Ltd and several companies within the Multichoice International Holdings group. Mr. Halpin holds a Bachelor of Commerce degree from University College Dublin. He is also a chartered accountant and a Fellow of the Institute of Chartered Accountants in Ireland. The business address of Mr. Halpin is 1st Floor, Riverview Commercial Centre, Les Gorges Road, Black River, Mauritius.

Executive Officer

Mohit Kabra is our group chief financial officer. Prior to joining us in July 2011, Mr. Kabra served as a Director, Finance at Kohler India where he worked from 2006 to June 2011. He has approximately 24 years of work experience and has held various positions in the India businesses of, among others, PepsiCo, Colgate and Seagram. Mr. Kabra has a Bachelor of Commerce degree from Osmania University, Hyderabad, India. He is a qualified Chartered Accountant from the Institute of Chartered Accountants of India and a qualified Cost Accountant from the Institute of Cost Accountants of India.

B. Compensation

For fiscal year 2018, the aggregate compensation (including directors’ fees, but excluding grants of stock options and RSUs that are described below) to our directors and executive officers included in the list under the heading “— Directors and Executive Officers of our Group” (including the executive officers who were designated executive officers on January 31, 2017) was $5.0 million, which included $0.9 million in base salary, $0.3 million in housing and rent allowance, $0.9 million in special allowances and $2.9 million in other payments. The foregoing compensation figures include $0.1 million which may be awarded in the form of RSUs at the option of the relevant director. Our employment agreements (as amended from time to time) with each of our group chairman and group chief executive officer, chief executive officer – India, and group chief financial officer provide for variable performance component which is payable upon each of the individual officer and our company attaining certain performance targets. Except as otherwise disclosed, these aggregate cash compensation amounts for fiscal year 2018 do not include stock compensation and employee benefits to our directors and executive officers. Stock compensation to our directors and executive officers are disclosed separately in the tables under “— Outstanding Options” and “Outstanding RSUs,” and employee benefits to our directors and executive officers are disclosed separately under “— Employee Benefit Plans.”

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

Amendment or Termination

Our board of directors may at any time amend, alter or terminate our Equity Option Plan or any grant under our Equity Option Plan. However, amendments to any grant under our Equity Option Plan are subject to consent from the recipient of such grant, if such amendment would impair or prejudice the rights of such recipient. Additionally, the approval of shareholders holding not less than 75% of our issued share capital will be required to increase the number of shares available for issuance under options granted pursuant to our Equity Option Plan, change the exercise price of any option or to extend the maximum period during which grants under our Equity Option Plan may be made. The term of our Equity Option Plan was for an initial seven years but was extended to June 1, 2012 pursuant to a board resolution passed on June 12, 2009 which had retrospective effect from June 1, 2007. Our Equity Option Plan was subsequently amended and restated, and extended to June 1, 2014, pursuant to board and shareholder resolutions passed on May 25, 2010. We have not extended the validity of this plan, but the existing grants under this plan remain valid as per the terms of the original grant, as amended.

Number of Shares granted under 2001 Equity Option Plan

As of March 31, 2018, pursuant to our Equity Option Plan, we had outstanding options exercisable into a total of 261,410 ordinary shares with exercise price ranging from $0.742 to $1.9765.

Share Incentive Plan

We adopted the MakeMyTrip 2010 Share Incentive Plan on May 25, 2010, or our Share Incentive Plan, upon which our Share Incentive Plan became immediately effective. On October 18, 2016, our board of directors approved two amendments to our Share Incentive Plan in order to give effect to an earlier recommendation of our compensation committee to increase the shares available under our Share Incentive Plan to fund employee grants for the four fiscal years starting April 2014 and to provide for a sufficient number of RSUs to be granted in connection with the conversion of Indigo SARs and Naspers Rollover RSUs and the other awards contemplated under the Transaction Agreement for the ibibo Group acquisition. On May 18, 2017, our board of directors approved an amendment to our Share Incentive Plan to increase the shares available under the Plan to fund employee grants until March 2022 and to extend the expiration date of our Share Incentive Plan from May 2020 to March 31, 2022. On June 19, 2018, our board of directors approved a further amendment to our Share Incentive Plan to increase the shares available under the plan.

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

Shares Available for Awards

Subject to certain adjustments set forth in our Share Incentive Plan, the aggregate number of shares that may be issued or awarded under our Share Incentive Plan is equal to the sum of (x) 11,531,930 Shares, plus (y) in the event that any Indigo SARs or Naspers Rollover RSUs (each, as defined in the Transaction Agreement) are forfeited between October 18, 2016 and January 31, 2017 as a result of an Indigo Business Employee’s (as defined in the Transaction Agreement) termination of employment during such period, a number of Shares in respect of restricted share units into which such forfeited Indigo SARs and Naspers Rollover RSUs would have converted pursuant to Sections 7.07(a)(i) and 7.07(a)(ii) of the Transaction Agreement (each such defined term having the meaning ascribed to such term in the Transaction Agreement). To the extent that an award terminates, expires or lapses for any reason, or is settled in cash and not shares, then any shares subject to the award will again be available for the grant. Any shares delivered by the holder or withheld by our company upon the exercise of any award, in payment of the exercise price or tax withholding, may again be optioned, granted or awarded, subject to certain limitations set forth in our Share Incentive Plan.

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

The RSUs may be exercised using a cashless exercise method. In a cashless exercise, the holder of the RSUs exercises the RSUs by simultaneously selling the shares underlying the RSUs upon exercise. Our board or compensation committee may also require the holder of the RSUs (especially in the case where such method of cashless exercise may contravene certain regulatory requirements) to surrender the RSUs to our company at the selling price of the shares underlying the RSUs in lieu of such exercise and simultaneous sale of shares. In each of the foregoing, the holder of the RSUs is only entitled to receive the difference between the selling price and the exercise price for the RSUs, after deduction of applicable taxes and expenses.

The term of a dividend equivalent award, share payment award, deferred share award and/or RSU award will be determined by our board of directors in its sole discretion.

During fiscal year 2018, we granted 690,757 RSUs, of which 122,039 RSUs were granted to our directors and an executive officer. See “— Outstanding RSUs” for more information.

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

Outstanding Options

During fiscal years 2016, 2017 and 2018 no options were granted to any of our directors and executive officers under our Equity Option Plan. As of March 31, 2018, outstanding options exercisable into 261,410 ordinary shares were held by our director and executive officer as set forth in the following table.

Name	Shares Underlying Outstanding Options		Exercise Price ($ per Share)	Date of Grant	Date of Expiration(1)
Rajesh Magow	147,410	(2)	0.74	June 25, 2009	June 30, 2021
	114,000	(3)	1.98	June 25, 2009	June 30, 2021

Note:

(1)

All these options vested upon the date of grant and were required to be exercised prior to 48 months from their vesting date (i.e., the date of grant), subject to the terms of our Equity Option Plan. In May 2013, our compensation committee extended the date of expiration of these options from June 25, 2013 to June 25, 2017. In April 2017, the date of expiration of these grants was extended to June 30, 2021.

(2)	All these 147,410 outstanding options were exercised into 147,410 ordinary shares between April 1, 2018 and June 18, 2018.
(3)	Out of these 114,000 outstanding options, 96,161 options were exercised into 96,161 ordinary shares between April 1, 2018 and June 18, 2018.

Outstanding RSUs

During fiscal year 2018, 122,039 RSUs were issued under our Share Incentive Plan to our directors and executive officer (excluding RSUs granted to our former president, and later forfeited due to his resignation during the year).

As set forth in the following table, RSUs issued during fiscal year 2018 were:

Name	Shares Underlying Outstanding RSUs	Total RSUs Granted in Fiscal Year 2018	Exercise Price
			($ per Share)
Directors and executive officer	3,182,979	122,039	0.0005

Between April 1, 2018 and June 18, 2018, RSUs exercisable into 472,482 ordinary shares had been exercised at a price of $0.0005 per ordinary share.

Employee Benefit Plans

We maintain employee benefit plans in the form of certain statutory and incentive plans covering substantially all of our employees. For fiscal year 2018, the aggregate amount set aside or accrued by us to provide for pension or retirement benefits for all our employees (including our directors and executive officers) was approximately $3.7 million.

Provident Fund

In accordance with Indian law, all of our employees in India are entitled to receive benefits under the Employees’ Provident Fund Scheme, 1952, as amended, a retirement benefit scheme under which an equal amount of 12% of basic salary of an employee is contributed both by employer and employee in a fund with government/trust with company. Also, in accordance with applicable laws, all of our employees at our non-Indian subsidiaries are entitled to receive benefits under the relevant laws and regulations applicable in such jurisdictions. Our subsidiaries make a monthly deposit to these funds and we have contributed an aggregate of approximately $0.9 million in fiscal year 2018.

Gratuity

In accordance with Indian law, we pay gratuity up to our eligible employees in India. Under our gratuity plan, a defined benefit plan, an employee is entitled to receive a gratuity payment on the termination of his or her employment if the employee has rendered continuous service to our company for not less than five years, or if the termination of employment is due to death or disability. The amount of gratuity payable to an eligible employee is equal to 15 days’ salary for every year of employment (or any portion of a year exceeding six months), and currently the aggregate amount of gratuity shall not exceed Rs. 2.0 million (approximately $0.03 million). We have provided for aggregate of approximately $0.3 million in fiscal year 2016, an aggregate of approximately $0.4 million in fiscal year 2017 and an aggregate of approximately $0.9 million in fiscal year 2018 for our gratuity payments.

Employment Agreements with Executive Officers

Each of our executive officers has entered into an employment agreement with MMT India. These agreements do not have fixed terms of employment. We may terminate the employment of our officers for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to any criminal offense theft, fraud, embezzlement, intoxication, violence, sexual harassment or damage to our reputation. Generally, either party may terminate employment at any time by giving the other party a written notice of three months or by paying an amount equal to three months’ salary in lieu of such notice. These termination provisions apply to executive officers apart from Messrs. Deep Kalra and Rajesh Magow, whose termination provisions are set forth in their respective employment and change in control severance agreements.

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

During the fiscal year 2018, $2.2 million was accrued as severance cost to be paid to Mr. Ashish Kashyap over the period of two years in equal monthly installments as per the separation agreement entered with him.

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

Audit Committee

Our audit committee consists of Messrs. Vivek N. Gour and Aditya Tim Guleri and is chaired by Mr. Gour. Each member of the audit committee satisfies the independence requirements of Rule 5605 of the Nasdaq Rules and the independence requirements of Rule 10A-3 under the Exchange Act. Our board of directors also has determined that Mr. Gour qualifies as an audit committee financial expert within the meaning of the SEC rules. Our audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. Our audit committee is responsible for, among other things:

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

Under the Terms of Issue, at any time the Permitted Holders (as defined in the Terms of Issue) beneficially own 10% or more of our issued and outstanding voting securities and no Class B director serves on the audit committee, the Class B Members shall have the right to appoint a representative to attend audit committee meetings as an observer. On January 31, 2017, our board of directors approved the appointment of Mr. Pat Luke Kolek as a non-voting observer to the Audit Committee.

The Nasdaq Rules provide that foreign private issuers may follow home country practice in lieu of the corporate governance requirements of the Nasdaq Stock Market LLC, subject to certain exceptions and requirements and except to the extent that such exemptions would be contrary to US federal securities laws and regulations. We follow home country practice that permits its audit committee to consist of less than three members, in lieu of complying with Rule 5605(c)(2)(A) of the Nasdaq Rules that requires each company to have an audit committee of at least three members. Our audit committee currently consists of two members and a non-voting observer.

Compensation Committee

Our compensation committee consists of Messrs. Vivek N. Gour, Aditya Tim Guleri, James Jianzhang Liang and Oliver Minho Rippel and is chaired by Mr. Gour. On January 31, 2017, our board of directors approved the appointment of Mr. Oliver Minho Rippel as a member of the compensation committee. Messrs. Gour, Guleri, Liang and Rippel satisfy the independence requirements of Rule 5605 of the Nasdaq Rules. Our compensation committee assists our board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

We currently do not have in place a nominations committee, and the actions ordinarily taken by such committee are resolved by a majority of the independent directors on our board. As a foreign private issuer, we are permitted to follow home country corporate governance practices under Rule 5615(a)(3) of the Nasdaq Rules. Our home country practice differs from Rule 5605(e) of the Nasdaq Rules regarding implementation of a nominations committee charter or board resolution, because our company, as a holder of a GBC1 issued by the Financial Services Commission of Mauritius, is not required under Mauritius law to establish a nominations committee.

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

D. Employees

See “Item 4. Information on the Company — B. Business Overview — Employees.”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our equity shares as of March 31, 2018 by each of our directors and all our directors and executive officers as a group. As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right. Ordinary shares subject to options, RSUs, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person.

	Equity shares beneficially owned as of March 31, 2018
	Ordinary Shares		Class B Shares
Name of Beneficial Owner	Number	Percent(1)	Number	Percent(1)	Percent of Total Voting Power(1)
Directors:
Deep Kalra(2)	3,734,878	6.24	—	—	3.64
Rajesh Magow(3)	716,301	1.19	—	—	0.70
Aditya Tim Guleri	—	—	—	—	—
Vivek N. Gour	2,638	*	—	—	*
Gyaneshwarnath Gowrea	—	—	—	—	—
James Jianzhang Liang(4)	—	—	—	—	—
Oliver Minho Rippel(5)	—	—	—	—	—
Pat Luke Kolek(5)	—	—	—	—	—
Charles St Leger Searle(5)	—	—	—	—	—
Yuvraj (Raj) Thacoor(5)	—	—	—	—	—

Executive Officers:
Mohit Kabra(6)	25,060	*	—	—	*
All our directors and executive officers as a group	4,478,877	7.47	—	—	4.37

*	Represents beneficial ownership of less than 1.0% of our issued share capital.

Notes:

(1)

Based on 59,343,426 ordinary shares outstanding and 42,638,206 Class B Shares outstanding as of March 31, 2018. Except as otherwise required by law, the Terms of Issue or our Constitution, our ordinary shares and Class B Shares vote together as a single class on all matters on which our shareholders are entitled to vote. See also “Item 10. Additional Information — B. Memorandum and Articles of Association — Class B Shares — Reserved Matters.”

(2)

Travogue Electronic Travel LLP (formerly a company known as Travogue Electronic Travel Private Limited), or Travogue, is a limited liability partnership controlled by Mr. Deep Kalra. Mr. Deep Kalra holds 88.9% of the partnership interests in Travogue. Accordingly, as of March 31, 2018, Mr. Kalra’s beneficial ownership of our ordinary shares includes 1,088,331 ordinary shares held by him (or his immediate family members) directly (in the form of ordinary shares or ordinary shares underlying vested RSUs) and 2,646,547 ordinary shares held indirectly through Travogue as on March 31, 2018. As of March 31, 2018, Travogue owned 2,646,547, or 4.46%, of all of our outstanding ordinary shares, based on information provided by Travogue. As of June 18, 2018 Mr. Kalra directly owned 632,849 ordinary shares (in the form of ordinary shares or ordinary shares underlying vested RSUs).

(3)	As of June 18, 2018, Mr. Rajesh Magow owned 472,730 ordinary shares (in the form of ordinary shares or ordinary shares underlying vested RSUs).

(4)

James Jianzhang Liang is a nominee director and the co-founder and chief executive officer of Ctrip. Ctrip beneficially owns 10,773,694 ordinary shares, based on Amendment No. 2 to a report on Schedule 13D filed with the SEC by Ctrip on May 10, 2017.

(5)

Oliver Minho Rippel, Pat Luke Kolek, Charles St Leger Searle and Paul Laurence Halpin are nominee directors of MIH Internet. MIH Internet beneficially owned 1,130,556 ordinary shares and 42,638,206 Class B Shares, based on information provided by MIH Internet. Mr. Thacoor resigned on April 30, 2018 and was replaced by Mr. Halpin on the same date.

(6)	As of June 18, 2018, Mr. Mohit Kabra owned 8,060 ordinary shares (in the form of ordinary shares or ordinary shares underlying vested RSUs).
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our ordinary shares and Class B shares as of March 31, 2018 held by each person who is known to us to control 5.0% or more of the total voting power of our outstanding ordinary shares as of March 31, 2018.

Beneficial ownership is determined in accordance with the SEC rules and includes shares over which the indicated beneficial owner exercises voting and/or investment power or receives the economic benefit of ownership of such securities. Equity shares subject to options and RSUs currently exercisable or exercisable within 60 days are deemed outstanding for the purposes of computing the percentage ownership of the person holding the options but are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

	Equity shares beneficially owned as of March 31, 2018
	Ordinary Shares		Class B Shares		Percent of Total
Name of Beneficial Owner	Number	Percent(1)	Number	Percent(1)	Voting Power(1)
Naspers(2)	1,130,556	1.91	42,638,206	100.0	42.92
Ctrip(3)	10,773,694	18.15	—	—	10.56
Capital World Investors(4)	6,624,872	11.16	—	—	6.50
Janus Henderson(5)(6)	4,937,696	8.32	—	—	4.84
Franklin Resources, Inc., Charles B. Johnson and Rupert H. Johnson. Jr.(7)	3,031,895	5.11	—	—	2.97

Notes:

(1)

Based on 59,343,426 ordinary shares outstanding and 42,638,206 Class B Shares outstanding as of March 31, 2018. Except as otherwise required by law, the Terms of Issue or our Constitution, our ordinary shares and Class B Shares vote together as a single class on all matters on which our shareholders are entitled to vote. See also “Item 10. Additional Information — B. Memorandum and Articles of Association — Class B Shares — Reserved Matters.”

(2)

Based on information provided by Naspers. Our ordinary shares and Class B Shares held by MIH Internet may be deemed to be beneficially owned by Naspers. MIH Internet is a 91.29% subsidiary of MIH B2C Holdings B.V., a private limited liability company organized under the laws of The Netherlands, or MIH B2C. MIH B2C is a wholly-owned subsidiary of Myriad International Holdings B.V., or Myriad, a private limited liability company organized under the laws of The Netherlands, which is a wholly-owned subsidiary of MIH Ming He Holdings Limited, or MIH Ming He, a limited liability company organized under the laws of Hong Kong, which is a wholly-owned subsidiary of MIH Holdings (Pty) Limited, or MIH South Africa, a limited liability company organized under the laws of the Republic of South Africa, which is a wholly-owned subsidiary of Naspers. Naspers is a widely held company listed on the Johannesburg Stock Exchange.

(3)	Information based on Amendment No. 2 to a report on Schedule 13D filed with the SEC by Ctrip on May 10, 2017.

(4)

Information based on a report on Form 13F filed with the SEC by Capital World Investors, a division of Capital Research and Management Company, or Capital World Investors, on May 15, 2018. According to Amendment No. 2 to a report on Schedule 13G filed with the SEC by Capital World Investors on February 14, 2018, or the Capital World Investors 13G, Capital World Investors divisions of Capital Research and Management Company and Capital International Limited collectively provide investment management services under the name Capital World Investors and, as of December 29, 2017, Capital World Investors held more than five percent of the ordinary shares outstanding on behalf of its client, SMALLCAP World Fund, Inc. According to the Capital World Investors 13G, Capital World Investors disclaims beneficial ownership pursuant to Rule 13d-4 of the Exchange Act.

(5)	Janus Capital Management LLC merged with Janus Henderson, according to Amendment No. 2 to a report on Schedule 13G filed by Janus Capital Management LLC on February 13, 2018.
(6)

Information based on a report on Schedule 13F filed with the SEC by Janus Henderson on May 14, 2018. According to a report on Schedule 13G filed with the SEC by Janus Henderson on February 13, 2018, Janus Henderson has an indirect 97.11% ownership stake in Intech Investment Management LLC and a 100% ownership stake in Janus Capital Management LLC (“Janus Capital”), Perkins Investment Management LLC, Geneva Capital Management LLC, Henderson Global Investors Limited, Janus Henderson Investors Australia Institutional Funds Management Limited and Henderson Global Investors North America Inc, (each a “JH Asset Manager” and collectively as the “JH Asset Managers”), each of which is an investment adviser registered or authorized in its relevant jurisdiction and each furnishing investment advice to various fund, individual and/or institutional clients (collectively referred to as the “JH Managed Portfolios”). As a result of its role as investment adviser or sub-adviser to the JH Managed Portfolios, Janus Capital may be deemed to be the beneficial owner of 4,937,696 ordinary shares held by such JH Managed Portfolios. However, Janus Capital disclaims any beneficial ownership of such ordinary shares.

(7)

Information based on a report on Schedule 13F filed with the SEC by FRI on May 10, 2018. According to a report on Schedule 13G jointly filed with the SEC by FRI, Charles B. Johnson and Rupert H. Johnson, Jr. on February 7, 2018, such ordinary shares are beneficially owned by one or more open‑ or closed‑end investment companies or other managed accounts that are investment management clients of investment managers that are direct and indirect subsidiaries of FRI (including Franklin Mutual Advisers, LLC and Franklin Advisory Services, LLC), each of which FRI treats as having sole investment discretion or voting authority over the ordinary shares it holds and may be deemed to be the beneficial owners of such ordinary shares. Charles B. Johnson and Rupert H. Johnson, Jr. each own in excess of 10% of the outstanding common stock of FRI and are the principal stockholders of FRI and may, together with FRI, be deemed to be the beneficial owners of the ordinary shares held by persons and entities for whom or for which FRI subsidiaries provide investment management services. However, each of FRI, Charles B. Johnson and Rupert H. Johnson, Jr. disclaim any beneficial ownership of such ordinary shares.

Significant Changes in Percentage of Ownership

The following table sets forth the significant changes in the shareholding interests of our company by our principal shareholders in our ordinary shares and Class B shares in the last three fiscal years. Except as disclosed below, there were no significant changes in the percentage of ownership in our company in the last three fiscal years.

	2016		2017		2018
Name and Type of Shares	Number	Percent	Number	Percent	Number	Percent(1)
Ctrip:(2)
Ordinary shares	8,391,608	16.58	9,857,028	18.70	10,773,694	18.15
SAIF:(3)
Ordinary shares	6,085,897	14.41	—	—	—	—
Wasatch Advisors Inc.:(4)
Ordinary shares	4,557,200	10.79	5,229,322	9.92	2,283,565	3.84
T. Rowe Price:(5)
Ordinary shares	4,077.294	9.66	3,692,344	7.04	751,394	1.27
Travogue:(6)
Ordinary shares	3,000,000	7.11	3,000,000	5.69	2,646,547	4.46
Ruane, Cunniff & Goldfarb Inc:(7)
Ordinary shares	2,813,802	6.66	2,410,750	4.57	—	—
Janus Henderson:(8)(9)
Ordinary shares	2,812,362	6.66	2,164,259	4.11	4,937,696	8.32
Naspers:(10)
Ordinary shares	—	—	413,035	0.78	1,130,556	1.91
Class B Shares	—	—	38,971,539	100.0	42,638,206	100.0
Capital World Investors:(11)
Ordinary shares	—	—	4,713,758	8.94	6,624,872	11.16
Franklin Resources, Inc., Charles B. Johnson and Rupert H. Johnson. Jr.:(12)
Ordinary shares	—	—	—	—	3,031,895	5.11

Notes:

(1)

Based on 59,343,426 ordinary shares outstanding and 42,638,206 Class B Shares outstanding as of March 31, 2018. Except as otherwise required by law, the Terms of Issue or our Constitution, our ordinary shares and Class B Shares vote together as a single class on all matters on which our shareholders are entitled to vote. See also “Item 10. Additional Information — B. Memorandum and Articles of Association — Class B Shares — Reserved Matters.”

(2)

Information based on Amendment No. 1 to a report on Schedule 13D filed with the SEC by Ctrip on October 26, 2016. As of May 5, 2017, Ctrip beneficially owned 10,773,694, or 10.68%, of all of our outstanding shares, based on Amendment No. 2 to a report on Schedule 13D filed with the SEC by Ctrip on May 10, 2017.

(3)

Andrew Y. Yan is the sole shareholder of SAIF II GP Capital Ltd. the sole general partner of SAIF Partners II L.P. which is the sole general partner of SAIF II GP L.P., which is in turn the sole general partner of SB Asia Investment Fund II L.P., or SAIF, our shareholder. Information based on Amendment No. 2 to a report on Schedule 13G filed with the SEC on February 10, 2017.

(4)	Information based on Amendment No. 6 to a report on Schedule 13G filed with the SEC by Wasatch Advisors, Inc. on November 8, 2017.
(5)

Information based on Amendment No. 9 to a report on Schedule 13G jointly filed with the SEC by T. Rowe Price Associates, Inc. and T. Rowe Price New Horizons Fund, Inc. on February 14, 2018. T. Rowe Price New Horizons Fund, Inc. is a registered investment company sponsored by T. Rowe Price Associates, Inc. (which also serves as investment adviser) and may be deemed to beneficially own 657,577 of the 751,394 ordinary shares owned by T. Rowe Price Associates, Inc.

(6)

Based on information provided by Travogue as of March 31, 2018. Travogue is a limited liability partnership controlled by Mr. Deep Kalra. Mr. Deep Kalra holds 88.9% of the partnership interests in Travogue. Accordingly, as of March 31, 2018, Mr. Kalra’s beneficial ownership of our ordinary shares includes 2,646,547 ordinary shares held indirectly through Travogue.

(7)	Information based on Amendment No. 2 to a report on Schedule 13G filed with the SEC by Ruane, Cunniff & Goldfarb Inc. on February 14, 2018.

(8)	Janus Capital Management LLC merged with Janus Henderson, according to Amendment No. 2 to a report on Schedule 13G filed by Janus Capital Management LLC on February 13, 2018.
(9)

Information based on a report on Schedule 13F filed with the SEC by Janus Henderson on May 14, 2018. According to a report on Schedule 13G filed with the SEC by Janus Henderson on February 13, 2018, Janus Henderson has an indirect 97.11% ownership stake in Intech Investment Management LLC and a 100% ownership stake in Janus Capital and the remainder of the JH Asset Managers, each of which is an investment adviser registered or authorized in its relevant jurisdiction and each furnishing investment advice to various JH Managed Portfolios. As a result of its role as investment adviser or sub-adviser to the JH Managed Portfolios, Janus Capital may be deemed to be the beneficial owner of 4,937,696 ordinary shares held by such JH Managed Portfolios. However, Janus Capital disclaims any ownership of such ordinary shares.

(10)

Based on information provided by Naspers. Our ordinary shares and Class B Shares held by MIH Internet may be deemed to be beneficially owned by Naspers. MIH Internet is a 91.29% subsidiary of MIH B2C. MIH B2C is a wholly-owned subsidiary of Myriad, which is a wholly-owned subsidiary of MIH Ming He, which is a wholly-owned subsidiary of MIH South Africa, which is a wholly-owned subsidiary of Naspers. Naspers is a widely held company listed on the Johannesburg Stock Exchange.

(11)

Information based on a report on Form 13F filed with the SEC by Capital World Investors on May 15, 2018. According to the Capital World Investors 13G, Capital World Investors divisions of Capital Research and Management Company and Capital International Limited collectively provide investment management services under the name Capital World Investors and, as of December 29, 2017, Capital World Investors held more than five percent of the ordinary shares outstanding on behalf of its client, SMALLCAP World Fund, Inc. According to the Capital World Investors 13G, Capital World Investors disclaims beneficial ownership pursuant to Rule 13d-4 of the Exchange Act.

(12)

Information based on a report on Schedule 13F filed with the SEC by FRI on May 10, 2018. According to a report on Schedule 13G jointly filed with the SEC by FRI, Charles B. Johnson and Rupert H. Johnson, Jr. on February 7, 2018, such ordinary shares are beneficially owned by one or more open‑ or closed‑end investment companies or other managed accounts that are investment management clients of investment managers that are direct and indirect subsidiaries of FRI (including Franklin Mutual Advisers, LLC and Franklin Advisory Services, LLC), each of which FRI treats as having sole investment discretion or voting authority over the ordinary shares it holds and may be deemed to be the beneficial owners of such ordinary shares. Charles B. Johnson and Rupert H. Johnson, Jr. each own in excess of 10% of the outstanding common stock of FRI and are the principal stockholders of FRI and may, together with FRI, be deemed to be the beneficial owners of the ordinary shares held by persons and entities for whom or for which FRI subsidiaries provide investment management services. However, each of FRI, Charles B. Johnson and Rupert H. Johnson, Jr. disclaim any beneficial ownership of such ordinary shares.

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

As of March 31, 2018, there were approximately 13 holders of our ordinary shares, of which one has a registered address in the United States. Since certain of these ordinary shares were held by brokers or other nominees, the number of record holders in the US may not be representative of the number of beneficial holders or where the beneficial holders are resident.

Each of our equity shares is entitled to one vote on all matters that require a vote of shareholders. Except as otherwise required by law, the Terms of Issue or our Constitution, our ordinary shares and Class B Shares vote together as a single class on all matters on which our shareholders are entitled to vote. None of our shareholders has any contractual or other special voting rights.

B. Related Party Transactions

Our audit committee charter requires our audit committee to review all related party transactions on an ongoing basis and for all such transactions to be approved by our audit committee. Pursuant to the Terms of Issue, which became effective upon the completion of our acquisition of the ibibo Group, we cannot directly or indirectly, enter into, modify, amend or conduct, or agree to enter into, modify, amend or conduct, any Related Party Transaction (as defined in the Terms of Issue) involving an aggregate value or consideration exceeding $120,000, other than in the ordinary course of business consistent with past practice, unless such transaction or series of related transactions has been approved by, or is consistent with or pursuant to the terms of a policy, transaction or agreement (or form of agreement) approved by, the affirmative vote or written consent of a majority of the independent directors, in addition to any other approvals that may be required pursuant to applicable law, the NASDAQ Rules (or the rules of any other applicable securities exchange or stock exchange) or the Constitution.

The following is a summary of our related party transactions since April 1, 2015.

Shareholders Agreements

See “Item 10. Additional Information — B. Memorandum and Articles of Association — Ctrip Investor Rights Agreement” and “— Registration Rights”.

Transactions with equity-accounted investees

My Guest House Accommodations Private Limited, or MGH

MGH has granted us a perpetual, transferable and irrevocable access to its technology platform license during the year ended March 31, 2016. We have classified this license of $0.9 million as capital work in progress under intangible assets with corresponding income in the statement of profit or loss and comprehensive income (loss) under “Other Income.” The license is valued using the replacement cost method.

Simplotel

We made additional investment of $0.5 million and $0.2 million in June 2015 and November 2015, respectively. Further, in December 2016, we made an additional investment of $0.6 million in Simplotel.

Saaranya Hospitality Technologies Private Limited, or Saaranya

In March 2017, we subscribed for $0.5 million of new shares issued by Saaranya, which increased our equity interest in Saaranya to 38.6%.

HolidayIQ Pte. Ltd and its subsidiaries, or HolidayIQ Group

In fiscal year 2016, 2017 and 2018, we earned revenue of $0.01 million, $0.03 million and $0.04 million respectively and had received marketing services of $0.07 million, $0.03 million and $0.08 million, respectively in fiscal year 2016, 2017 and 2018, respectively.

As of March 31, 2016, 2017 and 2018, we had trade and other receivable outstanding of nil, nil and $0.01 million, respectively.

Transactions with entity having significant influence over our company

In connection with our acquisition of the ibibo Group, we received an entitlement to future proceeds from the sale of stake in an Indian entity engaged in the B2B online travel industry, from MIH Internet (subsidiary of Naspers Limited). As of March 31, 2018, other current assets were $17.1 million, which represents the fair value of such entitlement.

In connection with our acquisition of the ibibo Group on January 31, 2017, MIH Internet contributed $82.8 million in cash to our holding company upon closing of the acquisition (representing 40% of our estimated consolidated net working capital upon the completion of the acquisition after giving effect to the cash contribution from MIH Internet). As of March 31, 2017, we accounted for the difference of $0.4 million as a receivable, included under our other assets. During May 2017, such amount was subsequently finalized and adjusted to $83.3 million. Following the finalization of such amount, MIH Internet paid the additional $0.4 million to our holding company in May 2017.

Service agreement between ibibo India and subsidiaries of Naspers Limited

Pursuant to a service agreement between ibibo India and subsidiaries of Naspers Limited, we collect payment from end customers through subsidiaries of Naspers Limited which are online payment service providers. In this arrangement, payments of nil, $140.1 million and $1,252.0 million were collected by these entities on our behalf in fiscal year 2016, 2017 and 2018, respectively, and such amounts were remitted to us within a predefined time period. ibibo India paid nil, $1.7 million and $14.9 million to subsidiaries of Naspers Limited for fiscal year 2016, 2017 and 2018, respectively for the provision of online payment processing and other payment services which enables customers to make online payments for the purchase of air tickets, accommodation and other products from the ibibo Group’s websites and mobile platforms.

Procurement of air tickets and selling of hotel room nights from subsidiary of Naspers Limited

We procured air tickets of nil, $3.2 million and $21.5 million as an agent from one of the subsidiaries of Naspers Limited, which operates as a travel product aggregator in fiscal year 2016, 2017 and 2018, respectively. We earned nil, $0.03 million and $0.2 million from this entity as commission in the current year on procurement of such tickets. Further, we also sold hotel room nights as an agent of nil, $0.7 million and $2.7 million to this entity in fiscal year 2016, 2017 and 2018, respectively, and paid commission expense of nil, $0.04 million and $0.07 million in fiscal year 2016, 2017 and 2018, respectively.

Letters of Support from Naspers Limited

Certain banks have issued guarantees (the “ibibo Bank Guarantees”) in favor of certain counterparties of ibibo India (for example, IATA and hotel suppliers) in respect of amounts due and payable by ibibo India. As of March 31, 2017, an aggregate of $6.3 million was outstanding under the ibibo Bank Guarantees. Naspers issued letters of support to these banks to guarantee the obligations of ibibo India under the ibibo Bank Guarantees prior to our acquisition of the ibibo Group. These letters of support remained in effect following the completion of our acquisition of the ibibo Group on January 31, 2017. Our holding company intends to replace the ibibo Bank Guarantees or provide letters of support for the ibibo Bank Guarantees on terms substantially similar those of the existing letters of support in accordance with the terms of the Transaction Agreement, as amended. We have agreed to indemnify Naspers and its affiliates from and against all liabilities, claims, losses, damages, costs or expenses arising out of or in connection with the existing letters of support. During fiscal year 2018, the ibibo Bank Guarantees were annulled, and no amount was outstanding under the ibibo Bank Guarantees as of March 31, 2018.

Business cooperation agreement between MakeMyTrip and Ctrip

In May 2017, we entered into a business cooperation agreement with Ctrip for a fixed term of three years, pursuant to which Ctrip has agreed to provide certain knowledge sharing services to us for an aggregate amount of $3.0 million, which is payable over a two-year period. In addition, MakeMyTrip and Ctrip have provided certain non-compete undertakings for a period of three years with respect to business activities in China (including Hong Kong and Macau) and India, subject to certain specified exceptions.

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

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” for the financial statements filed as part of this Annual Report.

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

Income Tax

Assessment Year 2005-06

In November 2008, MMT India received a show cause notice from the Indian income tax authorities for the assessment year 2005-06 and a demand for an additional payment of approximately Rs.8.1 million (approximately $0.12 million) (exclusive of any applicable penalties), advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase proposed by the transfer pricing officer to adjust our intra-group international transaction prices upwards to an arm’s length price, and (ii) the disallowance of technology-related development depreciation expenses incurred during the year. In January 2009, we filed our objections to both the show cause notice and the demand for the additional payment with the Commissioner of Income Tax (Appeals). In February 2009, the demand for the additional payment was dismissed by the Indian income tax authorities after adjustment against our carried forward losses. Our appeal against the show cause notice in connection with the intra-group international transactions transfer pricing matter was decided in our favor in February 2011. We also received partial relief from the disallowance of technology-related development depreciation expenses. In May 2011, we filed our objection to the partial disallowance of technology-related development depreciation expenses with the Income Tax Appellate Tribunal authorities. In April 2017, the Income Tax Appellate Tribunal passed a favorable order to allow depreciation on technology-related development expenses.

Assessment Year 2006-07

In December 2009, MMT India received a draft assessment order from the Indian income tax authorities for the assessment year 2006-07, alleging certain irregularities in the method of computation of income and, advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase proposed by the transfer pricing officer to adjust our intra-group international transaction prices upwards to an arm’s length price, and (ii) an increase on account of the proposed disallowance of technology-related development depreciation expenses incurred during the year. In January 2010, we filed our objections with the Dispute Resolution Panel. In September 2010, the increases in our declared income assessed by the Indian income tax authorities were upheld by the Dispute Resolution Panel. In October 2010, we received a final assessment order from the Indian income tax authorities confirming the additions made and initiating penalty proceedings against us under the Income Tax Act, 1961. However, we did not receive a demand for any additional tax payments because our carried forward losses exceeded our assessed income. In December 2010, we filed our objections to the assessment order with the Income Tax Appellate Tribunal authorities. A hearing has been scheduled for July 26, 2018. We do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Assessment Year 2007-08

In January 2011, MMT India received an assessment order from the Indian income tax authorities for the assessment year 2007-08, alleging certain irregularities in the method of computation of income and, advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase proposed by the transfer pricing officer to adjust our intra-group international transaction prices upwards to an arm’s length price, and (ii) an increase on account of the disallowance of technology-related development depreciation expenses incurred during the year. However, we did not receive a demand for any additional tax payments because our carried forward losses exceeded our declared taxable income. In March 2011, we filed an appeal with the Commissioner of Income Tax (Appeals). Our appeal against the assessment order in connection with the intra-group international transactions transfer pricing matter was decided in our favor in February 2013. We also received partial relief from the Commissioner of Income Tax (Appeals) on the disallowance of technology-related development depreciation expenses. While we believe that the Income Tax Department has appealed the order of the Commissioner of Income Tax (Appeals) to the Income Tax Appellate Tribunal and we understand that a hearing is currently scheduled for July 26, 2018, we have not yet received any official notice of appeal. We do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Assessment Year 2008-09

In February 2012, MMT India received an assessment order from the Indian income tax authorities for the assessment year 2008-09, and a demand for additional tax payments of approximately Rs.43 million (approximately $0.66 million), advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase proposed by the transfer pricing officer to adjust our intra-group international transaction prices upwards to an arm’s length price, (ii) an increase on account of the proposed disallowance of technology-related development depreciation expenses incurred during the year, and (iii) an increase due to the nonpayment of sufficient withholding tax in connection with our use of banking payment gateway facilities. The demand for additional tax payments of approximately Rs.43 million (approximately $0.66 million), was dismissed by the Indian income tax authorities in March 2012 following the adjustment of carried forward losses. In March 2012, we filed our objections with the Commissioner of Income Tax (Appeals). Our appeal against the assessment order in connection with the intra-group international transactions transfer pricing matter was decided in our favor in June 2013. We also received partial relief from the disallowance of technology-related development depreciation expenses and no-payment of sufficient withholding tax in connection with payment gateway charges. Against this partial relief, we and the Income Tax Department each filed appeals in August 2013 with the Income Appellate Tax Tribunal and a hearing is currently scheduled for July 26, 2018. We do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Assessment Year 2009-10

In May 2013, MMT India received an assessment order from the Indian income tax authorities for the assessment year 2009-10, and a demand for additional tax payments of approximately Rs.276 million (approximately $4.24 million), advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase proposed by the transfer pricing offer to adjust our intra-group international transaction prices upwards to an arm’s length price, (ii) increases due to the nonpayment of sufficient withholding tax in connection with our use of banking payment gateway facilities and the cost of air tickets incurred to MMT USA, and (iii) increases for disallowance of excess depreciation expense on computer peripherals and software licenses, and for the disallowance of technology-related development depreciation expenses incurred during the year, and on account of amounts received from business associates, which were treated as deferred revenue. On May 30, 2013, we filed our objections with the Commissioner of Income Tax (Appeals). In November 2013, we also received an order imposing an additional penalty for allegedly attempting to conceal the above matters and a notice of demand amounting to approximately Rs.330 million (approximately $5.07 million), but this demand was temporarily set aside by the Indian tax authorities in January 2014 after adjustment of refunds for the assessment year 2012-2013. In December 2013, we filed our objections to the penalty with the Commissioner of Income Tax (Appeals). Our appeal against the assessment order in connection with the intra-group international transactions transfer pricing matter, nonpayment of sufficient withholding tax on cost of air tickets incurred to MMT USA, disallowance of technology-related development depreciation expenses and on amounts received from business associates which were treated as deferred revenue, was decided in our favor in June 2014. We also received partial relief from the increases for disallowance of excess depreciation expense on computer peripherals and software licenses and nonpayment of sufficient withholding tax in connection with payment gateway charges. We filed appeal in August 2014 with the Income Appellate Tax Tribunal and a hearing is currently scheduled for July 4, 2018. In September 2014, our appeal against the order imposing additional penalty was partially decided in our favor. We filed appeal in December 2014 with the Income Appellate Tax Tribunal and a hearing is yet to be scheduled. We do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Assessment Year 2010-11

In March 2014, MMT India received an assessment order from the Indian income tax authorities for the assessment year 2010-11, and a demand for additional tax payments of approximately Rs.736 million (approximately $11.30 million), advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase on account of the disallowance of technology-related development depreciation expenses incurred during the year (ii) an increase due to the nonpayment of sufficient withholding tax in connection with our use of banking payment gateway facilities (iii) an increase for disallowance of excess depreciation expense on computer peripherals and software licenses (iv) an increase due to the nonpayment of sufficient withholding tax on reimbursement of expenses to MMT USA (v) an increase for advertising and publicity expenses being capital in nature, and (vi) an increase due to change in the method of accounting for recognizing loyalty cum signing bonus. In April 2014, we filed our objections with the Commissioner of Income Tax (Appeals) along with stay of demand. Our appeal against the assessment order was decided in our favor in July 2017.

In March 2013, ibibo India received an assessment order from the Indian Income tax authorities for the assessment year 2010-11 advising upward revision as a result of an increase proposed by the transfer pricing officer to adjust our intra-group international transaction prices upwards to an arm’s length price. However, ibibo India did not receive a demand for any additional tax payments because its carry forward losses exceeded its assessed income. On May 13, 2013, ibibo India filed its objections to the assessment order with the Commissioner of Income Tax (Appeals). The appeal against the assessment order in connection with these disallowances was decided in favor of ibibo India on February 10, 2016. While we believe that the Income Tax Department has appealed the order of the Commissioner of Income Tax (Appeals) to the Income Tax Appellate Tribunal, we have not yet received any official notice of appeal. We do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Assessment Year 2011-12

In March 2015, MMT India received an assessment order from the Indian income tax authorities for the assessment year 2011-12, and a demand for additional tax payments of approximately Rs.953 million (approximately $14.64 million), advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase for disallowance of excess depreciation expense on computer peripherals and software licenses (ii) an increase due to the nonpayment of sufficient withholding tax on reimbursement of expenses to MMT USA, and (iii) an increase for advertising and publicity expenses being capital in nature. In April 2015, we filed our objections with the Commissioner of Income Tax (Appeals) along with stay of demand. In June 2015, we obtained an interim stay until December 31, 2015. We obtained a final order in March 2016 and demand was temporarily set aside after adjustment of refunds for assessment years 2009-10 and 2010-11. Our appeal against the assessment order in connection with nonpayment of sufficient withholding tax on cost of air tickets incurred to MMT USA and disallowance of technology-related development depreciation expenses was decided in our favor. We have also received partial relief from addition of advertisement and publicity expenses. In February 2017, we filed an appeal with the Income Appellate Tax Tribunal. However, the next hearing has not yet been scheduled. We do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

In March 2017, MMT India received an order from the Indian income tax authorities for assessment year 2011-12 in which the order passed by assessing officer was set aside for fresh examination of the issue of deduction of reimbursement of ESOP cost on exercise of shares by employees. In May 2018, we filed an appeal with the Income Appellate Tax Tribunal, the hearing of which is scheduled on July 26, 2018.

In December 2017, MMT India received an assessment order from the Indian income tax authorities for the assessment year 2011-12 confirming the demand for additional tax payments of approximately Rs.102 million (approximately $1.57 million), advising us of an upward revision of our declared income in India for that assessment year as a result of an increase in expenses on account of ESOPs exercised during the year being capital in nature.

In January 2018, we filed our objections with the Commissioner of Income Tax (Appeals) along with stay of demand. The hearing is yet to be scheduled.

Assessment Year 2012-13

In March 2016, MMT India received an assessment order from Indian tax authorities for assessment year 2012-13, and a demand for additional tax payments of approximately Rs. 905 million (approximately $13.90 million), advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase due to insufficient payments on withholding taxes on reimbursement of expenses to MMT USA, (ii) an increase for advertising and publicity expenses being capital in nature and (iii) an increase for expenses on account of ESOPs exercised during the year being capital in nature. In April 2016, we filed our objections with the Commissioner of Income Tax (Appeals) and requested for a stay of demand. The stay of demand was granted to MMT India. The appeal against the assessment order in connection with these disallowances was decided in favor of MMT India on December 15, 2017.

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

Assessment Year 2013-14

In December 2016, MMT India received an assessment order from the Indian tax authorities for assessment year 2013-14, and a demand for additional tax payments of approximately Rs. 912 million (approximately $14.01 million), advising MMT India of an upward revision of its declared income in India for that assessment year as a result of (i) an increase due to insufficient payments on withholding taxes on reimbursement of expenses to MMT USA, (ii) an increase for advertising and publicity expenses being capital in nature and (iii) an increase for expenses on account of employee share options exercised during the year being capital in nature. In January 2017, MMT India filed its objections with the Commissioner of Income Tax (Appeals) and request for a stay of demand. The stay of demand was granted to MMT India. The appeal against the assessment order in connection with these disallowances was decided in favor of MMT India on December 19, 2017.

In December 2016, ibibo India received an assessment order from the Indian income tax authorities for the assessment year 2013-14 advising upward revision as a result of an increase on account of the proposed disallowance of expenses relating to software/license fees during the year. However, ibibo India did not receive a demand for any additional tax payments because its carry forward losses exceeded its assessed income. On January 18, 2017, ibibo India filed its objections to the assessment order with the Commissioner of Income Tax (Appeals). The appeal against the assessment order in connection with these disallowances was decided in favor of ibibo India on January 15, 2018.

Assessment Year 2014-15

In December 2017, MMT India received an assessment order from the Indian tax authorities for assessment year 2014-15, and a demand for additional tax payments of approximately Rs. 345 million (approximately $5.30 million), advising MMT India of an upward revision of its declared income in India for that assessment year as a result of (i) insufficient payments on withholding taxes on reimbursement of expenses to MMT USA, (ii) advertising and publicity expenses being capital in nature and (iii) an increase in expenses on account of employee share options exercised during the year being capital in nature. In January 2018, MMT India filed its objections with the Commissioner of Income Tax (Appeals) and requested for stay of demand. The date of hearing is yet to be scheduled. We do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

In December 2016, Pilani Softlabs Private Limited (redBus) received an assessment order from the Indian income tax authorities for the assessment year 2014-2015 advising upward revision as a result of an increase on account of the proposed disallowance of expenses relating to employee share options during the year. However, ibibo India did not receive a demand for any additional tax payments because carry forward losses exceeded its assessed income. On February 7, 2017, redBus India filed its objections to the assessment order with the Commissioner of Income Tax (Appeals). We do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

In February 2018, ibibo India received an assessment order from the Indian income tax authorities for the assessment year 2014-15 advising upward revision relating to transfer pricing on business support services. However, ibibo India did not receive a demand for any additional tax payments because its carry forward losses exceeded its assessed income. On March 27, 2018, ibibo India filed its objections to the assessment order with the Commissioner of Income Tax (Appeals). We do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Service Tax

Show Cause and Demand Notice — Fiscal Years 2006 to 2012

In the year ended March 31, 2009, the Mumbai Zonal Unit of Directorate General of Central Excise Intelligence, or the DGCEI, an excise and customs tax regulatory authority in India, initiated a general industry wide inquiry on compliance with service tax rules and regulations by various travel agencies in India. In October 2011, pursuant to an audit conducted by the service tax authorities, MMT India received a notice from the tax authorities for fiscal years 2006 to 2010, demanding payment of service tax in respect of certain matters, some of which relate to the travel industry in India and involve a complex interpretation of Indian law. We have received similar notices for fiscal years 2011 and 2012, in October 2011 and October 2012, respectively. In March 2011, we filed replies with the Commissioner of Service Tax for fiscal years 2006 to 2010, and, similarly, filed objections in January 2012 for fiscal year 2011, and in February 2013, for fiscal year 2012, respectively. In August 2013, the Commissioner of Service Tax rejected our objections and confirmed the demand on all the above matters with negligible relief. In November 2013, we filed an appeal with the Customs, Excise and Service Tax Appellate Tribunal. The aggregate value of the claims is approximately Rs. 1,700 million (approximately $26.11 million) and additional interest and penalties if finally determined to be payable. We have deposited approximately Rs. 22 million (approximately $0.34 million) toward service tax with the relevant authorities. We do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The matter is currently pending.

Show Cause and Demand Notice — Fiscal Years 2008 to 2011

In September 2012, MMT India received a notice from the service tax authorities for fiscal years 2008 to 2011, demanding payment of service tax in respect of certain matters, some of which relate to the travel industry in India and involve a complex interpretation of Indian law. In February 2013, we filed a reply with the Commissioner of Service Tax. In March 2014 we received an order wherein the demand raised by the service tax authorities was confirmed by the Commissioner of Central Excise. The aggregate value of these claims is approximately Rs.15.3 million (approximately $0.23 million). We filed an appeal with the Customs, Excise and Service Tax Appellate Tribunal in June 2014. We are not required to deposit any service tax with the relevant authorities in response to this demand. We do not recognize this claim as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The matter is currently pending.

Show Cause and Demand Notice — Fiscal Year 2012

In November 2012, MMT India received a notice from the service tax authorities for fiscal year 2012, demanding payment of service tax in respect of certain matters, which relate to the travel industry in India but are not covered in the show cause notices mentioned in the above paragraphs relating to service tax, and involve a complex interpretation of Indian law. In February 2013, we filed a reply with the Commissioner of Service Tax. In March 2014 we received an order wherein the demand raised by the service tax authorities was confirmed by the Commissioner of Central Excise. The aggregate value of the claims is approximately Rs.16.1 million (approximately $0.25 million). We filed an appeal with the Customs, Excise and Service Tax Appellate Tribunal in June 2014. We are not required to deposit any service tax with the relevant authorities in response to this demand. We do not recognize this claim as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The matter is currently pending.

Show Cause and Demand Notice — Fiscal Year 2013

In May 2014, MMT India received two notices from the service tax authorities for fiscal year 2013, demanding payment of service tax in respect of certain matters, which relates to the travel industry in India and involves a complex interpretation of Indian law. In July 2014 and January 2015, we filed replies with Commissioner of Service Tax. The aggregate value of the claims is approximately Rs. 1,075 million (approximately $16.51 million). In July 2014 and January 2015, we filed replies with the Commissioner of Service Tax. In June 2015, we received orders wherein the demand of approximately Rs. 135 million (approximately $2.07 million) was confirmed by the Commissioner of Central Excise. We filed an appeal with the Customs, Excise and Service Tax Appellate Tribunal in September 2015 after making pre-deposit of approximately Rs. 10 million (approximately $0.15 million) with the relevant authorities. We do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Show Cause and Demand Notice — Fiscal Year 2014

In September 2015, MMT India received notices from the service tax authorities for fiscal year 2014 demanding payment of service tax in respect of certain matters, some of which relate to the travel industry in India and involve a complex interpretation of Indian law. In December 2015, we filed replies with the Commissioner of Service Tax. The aggregate value of the claims is approximately Rs. 1,136 million (approximately $17.45 million). We do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Show Cause and Demand Notice — Fiscal Year 2015

In April 2016, MMT India received a notice from the service tax authorities for fiscal year 2015 demanding payment of service tax in respect of certain matters, which relates to the travel industry in India and involves a complex interpretation of Indian law. The aggregate value of the claims is approximately Rs. 36 million (approximately $0.55 million). We do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Show Cause and Demand Notice — Fiscal Year 2014 to September 2015

In September 2016, MMT India received a notice from the service tax authorities for the period from April 2013 to September 2015 demanding payment of service tax in respect of certain matters, which relate to the travel industry in India and involve complex interpretation of Indian law. In November 2016, MMT India filed replies with the Commissioner of Service Tax. The aggregate value of the claims is approximately Rs. 236 million (approximately $3.62 million). We do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Show Cause and Demand Notice — November 2013 to March 2016

In October 2016, ibibo India received a notice from the DGCEI for the period from November 2013 to March 2016 demanding payment of service tax in respect of certain matters, which relate to the travel industry in India and involve complex interpretation of Indian law. In February 2017, ibibo India filed preliminary replies with the DGCEI and expects to file final replies upon completion of cross statements. The aggregate value of the claims is approximately Rs. 2,444 million (approximately $37.54 million). We do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Show Cause and Demand Notice — Fiscal Year 2012 to March 2016

In October 2016, MMT India received a notice from the DGCEI for the period from May 2011 to March 2016 demanding payment of service tax in respect of certain matters, which relates to the travel industry in India and involve complex interpretation of Indian law. In February 2017, MMT India filed preliminary replies with the DGCEI and expects to file final replies upon completion of cross statements. The aggregate value of the claims is approximately Rs. 2,286 million (approximately $35.11 million). We do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Investigations by DGCEI

DGCEI has initiated an investigation into MMT India for the period from October 2010 to September 2015 in relation to service tax on certain matters. In addition, the DGCEI has initiated an investigation into ibibo India for the period from November 2013 to September 2015 in relation to service tax on certain matters. The matters are industry-wide issues and involve a complex interpretation of Indian law. MMT India and ibibo India have made pre-deposits of Rs. 674 million (approximately $10.35 million) and Rs. 65 million (approximately $ 1.0 million) respectively, under protest. The investigation is ongoing. We believe that we have a strong case in our favor and are taking all possible legal measures to secure appropriate orders of relief from the courts. We sought relief against the actions taken by the DGCEI and received orders in our favor from the Delhi High Court in relation to both the MMT India and ibibo India matters. The DGCEI has appealed the orders of the Delhi High Court to the Supreme Court of India. The Supreme Court issued an interim order on September 27, 2016 staying the order of the High Court. The matter is pending.

Other Proceedings

Dispute with Ezeegol

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

In December 2014, MMT India and its officers received summons from the Court of Additional Chief Metropolitan Magistrate in Mumbai to answer to the above complaint. The revision petition filed against the summoning order was dismissed against us. We then filed a quashing petition before the High Court of Bombay. The petition is now listed before the High Court of Bombay on August 6, 2018.

Dispute with Hotel Pine Spring

We filed criminal complaints under the provisions of the Negotiable Instruments Act, 1881, as amended, during fiscal year 2013 to recover monies related to the dishonoring of checks in the amount of Rs. 40.0 million (approximately $0.61 million) provided to us by Hotel Pine Spring, one of our hotels and packages suppliers in Srinagar, India. These checks were provided as security for deposits made by us under our agreements signed with the hotel in fiscal years 2011 and 2012 in order to assure available room inventory at pre-agreed rates. We deposited the checks when the agreements were not complied with by the hotel, including by not providing a bank guarantee. We have initiated criminal proceedings against the hotel and its owner for failing to honor the checks and also for breach of the terms of the agreement. Hotel Pine Spring has failed to appear before the Magistrate on various occasions and non-bailable warrants have been issued.

The next hearing date in relation to the criminal complaint is on August 7, 2018 and the next hearing date in relation to the recovery of monies arising out of the dishonoring of cheque is on September 22, 2018.

Dispute with GoCash

ibibo Group Private Limited received an ex parte injunction order from passed by the Vacation Bench of the District Court at Ernakulum in favour of UAE Exchange Centre LLC & Anr. (hereinafter “Petitioner”) restraining ibibo India from using the term “GoCash” on the basis that the term was infringing and/or passing off the trademark “gocash” of the Petitioner. Subsequently, ibibo India filed its counter affidavit before the District Court at Ernakulum along with an application to vacate such ex-parte injunction. During the hearing on May 24, 2017, the Petitioner gave an undertaking to the court, not to file contempt proceedings for non-compliance of the injunction order till the final determination of the suit by the courts. A hearing was held on March 20, 2018. The matter is pending.

Dispute with Blair James Speers and Graham Paul Johnson

MakeMyTrip Limited is a respondent in a Singapore International Arbitration Centre (SIAC) arbitration proceeding commenced by former shareholders of the Hotel Travel Group, which we acquired in November 2012. The notice of arbitration as filed with SIAC was received by MakeMyTrip Limited on July 12, 2016. The dispute has arisen in connection with certain earn out provisions in a share purchase agreement dated September 26, 2012 entered into between the Hotel Travel Group, its former shareholders and MakeMyTrip Limited, under which these former shareholders agreed to sell and transfer to MakeMyTrip Limited the share capital of the Hotel Travel Group. The share purchase agreement is governed by Mauritius law. We brought counterclaims in these proceedings against the former shareholders in connection with breaches of the share purchase agreement. The sum in dispute is approximately $35 million. As of the date of this annual report, the arbitration remains pending.

Dispute with Orbit Corporate Leisure Travels (India) Private Limited

A trademark infringement suit was filed by MakeMyTrip (India) Private Limited against Orbit Corporate Leisure Travels (India) Private Limited, or Orbit, in the Delhi High Court for using a deceptively similar mark, “GETMYTRIP”. A vacation application was filed by Orbit under Order 39 Rule 4 against which reply was filed by MMT India. The vacation application was allowed and interim stay was vacated by the Delhi High Court in its order dated December 13, 2017. Based on certain statements made by Orbit in its written statement, a fresh application for injunction was filed praying that the defendants be bound by their statement. A hearing was held on May 29, 2018, and settlement discussions are ongoing.

Writ petition filed in the Delhi High Court regarding applicability of the Motor Vehicles Act, 1988, as amended, or the MV Act, to the redBus business ibibo India has filed a writ petition in the High Court of Delhi, India seeking a declaration that the MV Act does not apply to the redBus business and for directions to quash certain notices received from the Transport Department, Government of the National Capital Territory of Delhi, or the Delhi government, for alleged violation of the MV Act.

ibibo India received two notices dated June 23, 2017 and July 27, 2017 from the Delhi government alleging that ibibo India is operating its redBus business without a license to operate as an agent or canvasser for the sale of tickets, as required under the MV Act, and also levying a nominal penalty for such alleged violation. ibibo India has contested the above notices before the court of the Metropolitan Magistrate, New Delhi, stating that redBus is an online portal which connects bus operators and customers and accordingly, is not an agent or canvasser under the MV Act. These notices are pending adjudication before the above court.

In response to the writ petition, the High Court of Delhi has issued an interim order that no adverse action against redBus shall be taken by the Delhi government. The matter is currently pending.

B. Significant Changes

There has been no significant subsequent event following the close of the last financial year up to the date of this Annual Report that is known to us and requires disclosure in this Annual Report for which disclosure was not made in this Annual Report.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

Our outstanding ordinary shares are currently listed and traded on the Nasdaq Global Market under the symbol “MMYT.”

The following table shows the reported high and low trading prices quoted in US dollars for our ordinary shares on the NASDAQ Global Market.

	Nasdaq Global Market Price Per Ordinary Share
Period	High	Low
Fiscal Year
2014	$29.73	$12.50
2015	$36.12	$19.06
2016	$24.04	$11.97
2017	$37.35	$13.69
2018	$40.90	$22.40
Fiscal Quarter
2017
1st Quarter	$20.20	$13.69
2nd Quarter	$23.80	$14.41
3rd Quarter	$31.90	$19.75
4th Quarter	$37.35	$22.40
2018
1st Quarter	$40.90	$28.65
2nd Quarter	$36.15	$27.35
3rd Quarter	$30.90	$22.40
4th Quarter	$36.80	$27.60
Month
2017
December	$30.75	$26.65
2018
January	$32.90	$28.60
February	$34.45	$27.60
March	$36.80	$30.95
April	$37.20	$31.85
May	$38.10	$32.60
June(1)	$41.70	$34.75

Note:

(1)	Until June 15, 2018.

B. Plan of Distribution

Not Applicable.

C. Markets

Our ordinary shares are listed on the Nasdaq Global Market under the symbol “MMYT.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Our company (Company No. 24478/5832) is a public company incorporated under the laws of Mauritius with limited liability and we hold a Category 1 Global Business License issued by the Financial Services Commission in Mauritius. Our affairs are governed by our Constitution, the Terms of Issue, the Mauritius Companies Act, the Securities Act 2005 of Mauritius, or the Mauritius Securities Act, and other applicable laws of Mauritius and any rules or regulations made thereunder. The Terms of Issue are deemed to form part of our Constitution.

Our Constitution states that the objects of our company are to carry out any business or activity permitted under our company’s Category 1 Global Business License, and to the extent permitted by law, our company may effect any business transaction and take any steps which it considers expedient to further the objects of our company.

We currently have two classes of shares outstanding, being ordinary shares and Class B Shares. Generally, Class B Shares have the same rights and preferences as the ordinary shares except as specifically set forth in the Terms of Issue. As of March 31, 2018, our stated capital was $2,025,372,772.86 comprising 59,343,426 ordinary shares and 42,638,206 Class B Shares with a par value of $0.0005 each.

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

Ordinary Shares

General

All of our ordinary shares are fully paid. Our shareholders who are non-residents of Mauritius may freely hold and vote on their ordinary shares.

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

Any dividend or other moneys payable in cash on or in respect of a share may be paid by cheque or warrant sent through the post addressed to the registered address of the shareholder entitled, or in the case of joint holders, to the registered address of the person whose name stands first in our register of members in respect of the joint holding, or to such person at such address as such shareholder may in writing direct or may be sent by remittance or telegraphic transfer to the bank account of the holder as may be notified in writing to us. Every cheque or warrant or remittance or telegraphic transfer so sent shall be made payable to the order of the person to whom it is sent or, in the case of joint holders, to the order of the holder whose name stands first on our register of members in respect of such shares, and shall be sent at his or their risk and the payment of any such cheque or warrant by the bank on which it is drawn shall operate as a good discharge to us in respect of the dividend or moneys represented thereby.

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

Transfer of Ordinary Shares

Subject to the restrictions contained in our Constitution, as applicable, any of our shareholders may transfer all or any of his or her or their ordinary shares by an instrument of transfer in the usual or common form or in a form prescribed by the Designated Stock Exchange (as defined in our Constitution) or in any other form approved by our board of directors.

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

Inspection of Books and Records

Under the Mauritius Companies Act, we are required to keep available our certificate of incorporation, our Constitution, our share register, the full names and residential addresses of our directors, the registered office and address for service of our company, copies of the instruments creating or evidencing charges which are required to be registered under section 127 of the Mauritius Companies Act, minutes of all meetings and resolutions of shareholders, copies of written communications to all shareholders or to all holders of a class of shares during the preceding seven years (including financial statements, and group financial statements), certificates given by directors under the Mauritius Companies Act and the interests register (if any) of our company for inspection by any shareholder of our company or by a person authorized in writing by a shareholder for the purpose, between the hours of 9.00 a.m. and 5.00 p.m. on each working day during the inspection period at the place at which our records are kept in Mauritius. A shareholder who wishes to inspect such records must serve written notice on us of his or her or their intention to inspect the records.

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

Category 1 Global Business Company

We are a public company incorporated under the laws of Mauritius with limited liability and we hold a Category 1 Global Business License issued by the Financial Services Commission in Mauritius. “Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. Mauritius law distinguishes between domestic companies and global business companies. Any company that is formed or registered in Mauritius and which conducts business outside of Mauritius may apply for a Category 1 Global Business License. The requirements for a Category 1 Global Business Company are essentially the same as for a domestic company except for some of the exemptions and privileges listed below (which are not exhaustive):

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

At any time the Permitted Holders beneficially own 10% or more of our issued and outstanding voting securities:

•

one Class B director shall serve on each committee of our board of directors. In addition, for so long as Class B Members are entitled to nominate directors or Class B directors in fact serve on our board of directors, (i) the board of directors will not form an executive committee (or similar committee) unless the Class B directors are represented on such committee in proportion to the percentage beneficial ownership of our issued and outstanding voting securities held by Class B Members, rounded to the nearest whole number and (ii) all consideration of, and voting with respect to, any business combination, tender offer or exchange offer, sale or acquisition of material assets, liquidation or dissolution, in each case involving our holding company or any of our subsidiaries or our or their securities or a material amount of the assets or businesses of our holding company or any of our subsidiaries, and any material financing transactions and appointment and employment of executive officers, will take place only with the full board of directors; and

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

The price payable in connection with the exercise of such pre-emptive rights by the Class B Members shall be as follows:

•

in the case of voting securities issued pursuant to an employee benefit plan, the market price on the date of the issuance of such voting securities issued upon the exercise or settlement of any equity awards under such employee benefit plan;

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

•

issuing any securities where such issuance would require the prior approval of our ordinary shareholders pursuant to Rule 5635 of the Nasdaq Rules as in effect on October 18, 2016, or if our ordinary shares are no longer listed on the NASDAQ, the rules of any other stock exchange or market on which the ordinary shares are then listed (in each case treating MakeMyTrip as if it were not a “foreign private issuer”);

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

•

terminating the employment of our executive chairman and group chief executive officer, our co-founder and chief executive officer – India , or appointing any new or additional executive chairman and group chief executive officer, co-founder and chief executive officer – India; and

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

Under the Mauritius Companies Act, a special resolution is a resolution that is approved by a majority of 75.0% or, if a higher majority is required by the constitution of a Mauritius company, that higher majority, of the votes of those shareholders entitled to vote and voting on the resolution.

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

Registration Rights

2016 Registration Rights Agreement

Pursuant to a registration rights agreement dated October 18, 2016 that we entered into with MIH Internet, Travogue, Mr. Deep Kalra, Mr. Keyur Joshi, Ctrip and SAIF, effective as of January 31, 2017 (“2016 Registration Rights Agreement”), we granted certain registration rights to such shareholders and their permitted transferees. Registration rights granted pursuant to a shareholders agreement dated as of July 16, 2010, by and among our company, Mr. Deep Kalra, Mr. Keyur Joshi and Mr. Sachin Bhatia, SAIF, Travogue, Helion Venture Partners, LLC, Sierra Ventures VIII-A, L.P., Sierra Ventures VIII-B, L.P., Sierra Ventures Associates VIII, LLC, Tiger Global Private Investment Partners IV, L.P., Tiger Global Private Investment Partners V, L.P., Mr. Lee Fixel, Mr. Feroz Dewan, and Mr. Scott Shleifer and the Ctrip Investor Rights Agreement were superseded by and replaced with the registration rights provisions in the 2016 Registration Rights Agreement. MIH Internet, Travogue, Mr. Kalra, Mr. Joshi, SAIF and Ctrip and their permitted transferees under the 2016 Registration Rights Agreement are referred to in this section individually as a “2016 Shareholder” and collectively as the “2016 Shareholders.”

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

We are entitled to postpone the filing of a registration statement or the facilitation of a registered offering for up to 90 days in the event and during such time that our board of directors determines in good faith and in its reasonable judgment that a registration of securities would reasonably be expected to materially adversely affect or materially interfere with any bona fide material financing of our company or any material transaction under consideration by our company or would require disclosure of information that has not been and is not required to be disclosed to the public, the premature disclosure of which would materially adversely affect our company. We refer to each period of postponement as a “Blackout Period.” A Blackout Period may not occur more than twice in any period of twelve consecutive months and the total length of all Blackout Periods in any period of twelve consecutive months shall not exceed 120 days in the aggregate.

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

On July 19, 2017, we filed a registration statement on Form F-3 to register 43,051,241 of our ordinary shares held by MIH Internet, including 42,638,206 ordinary shares issuable upon conversion of our outstanding Class B convertible ordinary shares, pursuant to the exercise of its demand registration right by MIH Internet under the abovementioned 2016 Registration Rights Agreement. The registration statement was declared effective on July 19, 2017. As of March 31, 2018, no shares had been sold by MIH Internet under such registration statement.

See also “– 2017 Registration Rights Agreement” for information on the exercise of its demand registration right by Ctrip under the abovementioned 2016 Registration Rights Agreement on July 18, 2017.

2017 Registration Rights Agreement

Pursuant to a registration rights agreement dated May 2, 2017 that we entered into with all investors (excluding Ctrip) who purchased ordinary shares in connection with our private placement (“2017 Registration Rights Agreement”) of 4,583,334 ordinary shares (the “Placement Shares”), we granted certain registration rights to such investors and their permitted transferees. Under the 2017 Registration Rights Agreement, we were required to file a registration statement covering all of the Placement Shares by July 19, 2017 and to have it declared effective by August 18, 2017 (provided that there is no review of the registration statement by the SEC). Such investors and their permitted transferees under the 2017 Registration Rights Agreement are referred to in this section individually as a “2017 Shareholder” and collectively as the “2017 Shareholders.”

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

On July 18, 2017, we filed a registration statement on Form F-3 to register to 15,357,028 of our ordinary shares, comprising 9,857,028 ordinary shares that were issued to Ctrip pursuant to the conversion its convertible notes on October 28, 2016 and 5,500,000 ordinary shares held by various investors (including Ctrip) who had purchased such ordinary shares pursuant to a private placement completed on May 5, 2017, pursuant to the exercise of demand registration rights by Ctrip and such other investors under the above mentioned 2017 Registration Rights Agreement and, in respect of Ctrip, the 2016 Registration Rights Agreement. The registration statement was declared effective on July 18, 2017. As of March 31, 2018, no shares had been sold by Ctrip or our other shareholders under such registration statement.

C. Material Contracts

Described herein.

D. Exchange Controls

India

India regulates ownership of Indian companies by foreigners. Foreign investment in securities issued by Indian companies and exchange controls are generally regulated by the Foreign Exchange Management Act, 1999, as amended, and the rules and regulations framed thereunder or the FEMA. Transfers of any security of an Indian company from foreigners to Indian residents and vice versa are required to be in accordance with FEMA or as permitted by the Reserve Bank of India. These regulations and restrictions may apply to acquisitions by us or our affiliates, including MMT India, ibibo India and affiliates which are not resident in India, of shares in Indian companies or the provision of funding by us or any other entity to Indian companies within our group. For example, under its consolidated foreign direct investment policy, or the FDI policy, the Government of India has set out additional requirements for foreign investments in India, including requirements with respect to downstream investments by Indian companies owned or controlled by foreign entities, and the transfer of ownership or control of Indian companies in sectors with caps on foreign investment from resident Indian persons or entities to foreigners, as well as such transactions between foreigners. These requirements currently include restrictions on pricing, valuation of shares and sources of funding for such investments and may in certain cases require prior notice to or approval from the Government of India. Further, the FEMA restricts us from lending to or borrowing from our Indian subsidiaries. In addition, the Government of India has recently made and may continue to make revisions to the FDI policy on e-commerce in India, including in relation to business model and permitted services. Such changes may require us to make changes to our business in order to comply with Indian law.

Our ability to pay dividends to our shareholders will depend on, among other things, the availability of dividends from MMT India and ibibo India. As of the date of this Annual Report, MMT India and ibibo India have not paid any cash dividends on its equity shares to us. Dividends other than in cash are not permitted under Indian law. The declaration and payment of any dividends in the future will be recommended by the boards of directors of MMT India and ibibo India and approved by the shareholders of each of MMT India and ibibo India at their discretion and would depend on a number of factors, including the financial condition, results of operations, capital requirements and surplus, contractual obligations, applicable Indian legal restrictions, the provisions of the articles of association, the terms of the credit facilities and other financing arrangements of MMT India or ibibo India at the time a dividend is considered and other factors considered relevant by the board of directors of MMT India or ibibo India. MMT India and ibibo India may also from time to time pay interim dividends. Each of MMT India and ibibo India are liable to pay dividend distribution tax in India at the rate of 15.0%, plus applicable cess and surcharge, on any dividends paid by MMT India or ibibo India.

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

If profits for a particular year are insufficient to declare dividends (including interim dividends), the dividends for that year may be declared and paid out from accumulated profits transferred to the free reserves if the following conditions are fulfilled:

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

Exchange Rates

Our consolidated financial statements and other financial data included in this Annual Report are presented in US dollars. Our business and operations are primarily conducted in India through our Indian subsidiaries, MMT India and ibibo India. The functional currency of MMT India and ibibo India is Indian Rupees and its revenues and expenses are denominated in that currency. We report our consolidated financial results in US dollars. The conversion of Indian Rupees into US dollars in this Annual Report is based on the noon buying rate in The City of New York for cable transfers of Indian Rupees as certified for customs purposes by the Federal Reserve Bank of New York. For your convenience, unless otherwise noted, all translations from Indian Rupees to US dollars and from US dollars to Indian Rupees in this Annual Report were made at a rate of Rs. 65.11 per $1.00, the noon buying rate in effect as of March 31, 2018. We make no representation that any Indian Rupee or US dollar amounts referred to in this Annual Report could have been or could be converted into US dollars or Indian Rupees, as the case may be, at any particular rate or at all. The effects of foreign currency translation adjustments are included as a component of other comprehensive income in our shareholders’ equity.

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

	Indian Rupees per US Dollar Noon Buying Rate
Period	Period End	Average(1)	Low	High
Fiscal Year
2014	60.00	60.42	53.65	68.80
2015	62.31	61.11	58.30	63.67
2016	66.25	65.39	61.99	68.84
2017	64.85	67.01	64.85	68.86
2018	65.11	64.46	63.38	65.71
Month
December 2017	63.83	64.24	63.83	64.57
January 2018	63.58	63.65	63.38	64.01
February 2018	65.20	64.43	63.93	65.20
March 2018	65.11	65.05	64.83	65.24
April 2018	66.50	65.67	64.92	66.92
May 2018	67.40	67.51	66.52	68.38
June 2018(2)	67.56	67.13	66.87	67.56

Notes:

(1)

Averages for a period other than one month are calculated by using the average of the noon buying rate at the end of each month during the period. Monthly averages are calculated by using the average of the daily noon buying rates during the relevant month.

(2)	Through June 8, 2018.

E. Taxation

Mauritius Tax Consequences

Our company holds a valid Category 1 Global Business License issued by the Financial Services Commission in Mauritius. Our company holds a specific Tax Residence Certificate for India, valid until May 4, 2019, and a general Tax Residence Certificate for all jurisdictions, valid until May 8, 2019, from the Mauritius Revenue Authority, as per the guidelines prescribed by the Mauritius Revenue Authority. These certificates are required for the avoidance of double taxation under the Agreements for the Avoidance of Double Taxation signed between Mauritius and other jurisdictions, including India.

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

Following amendments to the Financial Services Act 2007 of Mauritius pursuant to the Finance (Miscellaneous Provisions) Act 2010 in December 2010, Mauritius companies holding a Category 1 Global Business License, or GBC1, issued by the Financial Services Commission in Mauritius are permitted to conduct business both in and outside Mauritius (instead of outside Mauritius only). The operations of a GBC1 company in Mauritius will be subject to tax on chargeable income at the rate of 15.0% in Mauritius. Mauritius currently has no capital gains tax and has no taxation in the nature of a withholding tax on the payment of dividends. There is no withholding tax requirement on interest or royalties payments applicable to us as a holder of a Category 1 Global Business License issued by the Financial Services Commission in Mauritius where such interest is paid to a non-resident of Mauritius not carrying on any business in Mauritius and such royalties are paid to non-residents of Mauritius. There is no estate duty, inheritance tax or gift tax in Mauritius.

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

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks and other financial institutions;
•	insurance companies;
•	regulated investment companies;
•	real estate investment trusts;
•	broker-dealers;
•	traders that elect to use a mark-to-market method of accounting;
•	US expatriates;
•	tax-exempt entities;
•	persons liable for alternative minimum tax;
•	persons holding ordinary shares as part of a straddle, hedging, conversion or integrated transaction;
•	persons that actually or constructively own 10.0% or more of our stock (by vote or value);
•	persons subject to special tax accounting rules as a result of any item of gross income with respect to the shares being taken into account in an applicable financial statement;
•	persons who acquired ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation;
•	US Holders that own ordinary shares through a non-US intermediary; or
•	partnerships or other pass-through entities, or persons holding ordinary shares through such entities.

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
•

a corporation (or other entity taxable as a corporation for US federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Colombia;

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

The tax treatment of an entity treated as a partnership for US federal income tax purposes) that holds our ordinary shares and of a partner in such a partnership will depend on the status of such partner and the activities of such partnership. If you are a partner in such partnership, you should consult your tax advisors.

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

For foreign tax credit purposes, the limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividends we pay with respect to our ordinary shares will generally be treated as foreign source income and will generally constitute “passive category income.” If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividends taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividends, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

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

Credit Risk. Financial instruments that potentially subject us to concentrations of credit risk consist principally of term deposits, cash equivalents, trade and other receivables and receivable from related party. By their nature, all such financial instruments involve risks, including the credit risk of non-performance by counterparties. Our cash equivalents, bank balances and term deposits are placed with banks with high investment grade credit ratings, and our term deposits may be withdrawn at any time prior to maturity except that this would result in a lower interest rate. Trade and other receivables are typically unsecured and arise mainly from commissions and incentive payments owing to us from our airline suppliers, receivables from our hotel suppliers which represent amounts owing to us from deposits we place with such hotels, and receivables from our corporate and retail customers to whom we typically extend credit periods. We review the credit worthiness of our clients to whom we have granted credit terms in the normal course of the business. We believe there is no significant risk of loss in the event of non-performance of the counterparties to these financial instruments, other than the amounts already provided for in our financial statements. See note 35 to our audited consolidated financial statements included elsewhere in this Annual Report for additional information relating to our exposure to credit risk.

Foreign Exchange Risk. We are exposed to movements in currency exchange rates, primarily those related to the US dollar and the Indian Rupee. As the functional currency of MMT India and ibibo India, our key operating subsidiaries, is the Indian Rupee, our exposure to foreign exchange risk primarily arises in respect of our non-Indian Rupee-denominated trade and other receivables, trade and other payables and cash and cash equivalents, which were $11.2 million, $99.2 million and $1.3 million, respectively, as of March 31, 2018. Based on our operations in fiscal year 2018, a 10.0% appreciation of the US dollar against the Indian Rupee as of March 31, 2018, assuming all other variables remained constant, would have increased our loss for fiscal year 2018 by $8.3 million. Similarly, a 10.0% depreciation of the US dollar against the Indian Rupee as of March 31, 2018, assuming all other variables remained constant, would have decreased our loss for fiscal year 2018 by $8.3 million.

We are also exposed to movements between the US dollar and the Indian Rupee in our US and UAE operations, as 1.1%, 0.2% and 0.1% of our revenue for fiscal years 2016, 2017 and 2018, respectively, was generated by MMT India from their air ticketing businesses and received in US dollars, although our expenses are generally incurred in Indian Rupees. Additionally, we receive revenue from our hotels and packages business in Indian Rupees, but a portion of our expenses in this segment (those relating to outbound packages from India in particular) could be incurred in a non-Indian currency. We currently do not have any hedging agreements or similar arrangements with any counter-party to cover our exposure to any fluctuations in foreign exchange rates. Fluctuation in the Indian Rupee-US dollar exchange rate could have a material adverse effect on our business and our financial condition and results of operations as reported in US dollars. For more information, see “Item 3. Key Information — D. Risk Factors — Risks Related to Us and Our Industry — Our Results of Operations are Subject to Fluctuations in Currency Exchange Rates.”

Interest Rate Risk. Our exposure to interest rate risk for changes in interest rates relates primarily to our term deposits and bank overdrafts. As of March 31, 2018, we had fixed rate financial instruments consisting of $282.5 million of term deposits and no amounts outstanding on variable rate financial instruments. As of March 31, 2017, we had fixed rate financial instruments consisting of $115.7 million of term deposits and no amounts outstanding on variable rate financial instruments. We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. Our future interest income and financing cost may fluctuate in line with changes in interest rates. An increase or decrease in interest rates as of March 31, 2017 and 2018, would not have affected our profit or loss and would not have had any impact on our equity as we had no amounts outstanding on variable rate financial instruments.

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

A. Disclosure Controls and Procedures

As required by Rules 13a-15 and 15d-15 under the Exchange Act, management, including our group chief executive officer and our group chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding our required disclosures.

Based on their evaluation as of March 31, 2018, our group chief executive officer and group chief financial officer have concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that material information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the group chief executive officer and group chief financial officer, as appropriate to allow timely decisions about required disclosures.

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

Our management, with the participation of our group chief executive officer and our group chief financial officer, assessed the effectiveness of our internal control over financial reporting as of March 31, 2018. In conducting its assessment of internal control over financial reporting, management based its evaluation on the 2013 framework in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation, our management has concluded that our internal control over financial reporting was effective as of March 31, 2018.

Our independent registered public accounting firm, KPMG, has audited the consolidated financial statements included in this Annual Report on Form 20-F, and as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of March 31, 2018.

C. Attestation Report of the Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

MakeMyTrip Limited:

Opinion on Internal Control Over Financial Reporting

We have audited MakeMyTrip Limited and subsidiaries (“the Company”) internal control over financial reporting as of March 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position of the Company as of March 31, 2017 and 2018, the related consolidated statements of profit or loss and other comprehensive income (loss), changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2018, and the related notes (collectively, the consolidated financial statements), and our report dated June 19, 2018, expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ KPMG

Gurugram, Haryana, India

June 19, 2018

D. Changes in Internal Control over Financial Reporting

During the period covered by this Annual Report on Form 20-F, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Messrs. Vivek N. Gour and Aditya Tim Guleri and is chaired by Mr. Gour. Each of our audit committee members satisfies the independence requirements of Rule 5605(a)(2) of the Nasdaq Rules, and the independence requirements of Rule 10A-3(b)(1) under the Exchange Act. Mr. Pat Luke Kolek has been appointed as a non-voting observer of the Audit Committee with effect from January 31, 2017. See “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management” for the experience and qualifications of the members of the audit committee. Our board of directors has also determined that Mr. Gour qualifies as an audit committee financial expert within the meaning of the SEC rules.

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

KPMG has served as our independent registered public accountant for each of the years ended March 31, 2016, March 31, 2017 and March 31, 2018 for which audited statements appear in this Annual Report.

The following table shows the aggregate fees for services rendered by KPMG to us, including our subsidiaries, in fiscal years 2017 and 2018.

	Fiscal Year
	2017	2018
Audit fees (audit and review of financial statements and registration statements)	$392,512	$508,425
Audit related fees (due diligence services)	90,785	6,500
Tax fees (other certifications and tax advisory services)	154,220	155,753
All other fees (advisory services)	2,604	3,599
Total	$640,121	$674,277

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

The following table provides information about purchases by us during fiscal year 2018 and April and May 2018 of our outstanding ordinary shares, par value $0.0005 per share:

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share(1)		(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(2)
Up to 03/31/17	972,730		$14.48	972,730	$135,959,658
04/01/17 – 03/31/18	NIL	$	NIL	NIL	$135,959,658
04/01/18 – 04/30/18	NIL	$	NIL	NIL	$135,959,658
05/01/18 – 05/31/18	NIL	$	NIL	NIL	$135,959,658
Total	972,730		14.48	972,730	$135,959,658

Notes:

(1)	The average price paid per share excludes broker and transaction fees.
(2)

On November 6, 2012, our Board of Directors authorized us to purchase our outstanding ordinary shares, par value $0.0005 per share. The authorization permits us to purchase our ordinary shares in the open market, in privately negotiated transactions or otherwise in an aggregate amount of up to $25 million. Further, on January 22, 2016, our Board of Directors authorized us to increase the share repurchase plan to an amount aggregating up to $150 million at a price per ordinary share not to exceed $21.50 until November 30, 2021. We repurchased 768,357 and 144,131 ordinary shares at an average price of approximately $14.41 per share and $14.21 per share (excluding broker and transaction fees) in fiscal year 2016 and 2017, respectively, and we did not repurchase any ordinary shares in fiscal year 2018. As of March 31, 2018, we had remaining authority to repurchase up to approximately $136.0 million of our outstanding ordinary shares.

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

•

We follow home country practice that permits its audit committee to consist of less than three members, in lieu of complying with Rule 5605(c)(2)(A) of the Nasdaq Rules that requires each company to have an audit committee of at least three members. Our audit committee currently consists of two members and a non-voting observer.

•

We follow home country practice that permits us not to hold regular executive sessions where only independent directors are present, in lieu of complying with Rule 5605(b)(2) of the Nasdaq Rules that requires that regular executive sessions are held where only independent directors are present.

•

We follow home country practice that permits us not to obtain shareholder approval for any material amendment to our share incentive plans, in lieu of complying with Rule 5635(c) of the Nasdaq Rules that requires us to obtain shareholder approval prior to the issuance of securities when a share incentive or purchase plan is materially amended.

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

See “Item 18. Financial Statements” for the financial statements filed as part of this Annual Report.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements are filed as part of this Annual Report, together with the report of the independent registered public accounting firm:

•	Report of Independent Registered Public Accounting Firm.
•	Consolidated Statement of Financial Position as at March 31, 2017 and 2018.
•	Consolidated Statement of Profit or Loss and Other Comprehensive Income (Loss) for the years ended March 31, 2016, 2017 and 2018.
•	Consolidated Statement of Changes in Equity for the years ended March 31, 2016, 2017 and 2018.
•	Consolidated Statement of Cash Flows for the years ended March 31, 2016, 2017 and 2018.
•	Notes to the Consolidated Financial Statements.
ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report:

1.1	Constitution of MakeMyTrip Limited (Incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

1.2	Terms of Issue of Class B Shares (Incorporated by reference to Exhibit B to Exhibit 99.1 of the proxy statement on Form 6-K (File No. 001-34837) as filed with the SEC on November 22, 2016).

2.1	Form of ordinary share certificate (Incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

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

2.9

Share Purchase Agreement dated May 2, 2017 by and between MakeMyTrip Limited and MIH Internet SEA Pte. Ltd. (Incorporated by reference to Exhibit 2.9 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on July 18, 2017).

2.10

Share Purchase Agreement dated May 2, 2017 by and between MakeMyTrip Limited and Ctrip.com International, Ltd. (Incorporated by reference to Exhibit 2.10 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on July 18, 2017).

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

4.6**	Fourth Amendment to MakeMyTrip 2010 Share Incentive Plan.

4.7

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

4.9

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

4.11

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

4.13

Sanction Letter for Working Capital Facilities dated June 5, 2014 by and between MMT India and HDFC Bank (Incorporated by reference to Exhibit 4.31 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 9, 2015).

4.14

Sanction Letter for Credit Facilities dated December 17, 2012 by and between MMT India and Yes Bank Limited (Incorporated by reference to Exhibit 4.23 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 13, 2013).

4.15

Supplemental Master Facility Agreement dated February 7, 2013 by and between MMT India and Yes Bank Limited (Incorporated by reference to Exhibit 4.24 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 13, 2013).

4.16

Sanction Letter for Credit Facilities dated December 17, 2013 by and between MMT India and IndusInd Bank (Incorporated by reference to Exhibit 4.30 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 6, 2014).

4.17

Sanction Letter for Credit Facilities dated January 31, 2014 by and between MMT India and IndusInd Bank (Incorporated by reference to Exhibit 4.31 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 6, 2014).

4.18

Sanction Letter for Credit Facilities dated March 18, 2014 by and between MMT India and IndusInd Bank (Incorporated by reference to Exhibit 4.32 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 6, 2014).

4.19

Addendum Sanction Letter for Credit Facilities dated October 28, 2014 by and between MMT India and IndusInd Bank (Incorporated by reference to Exhibit 4.37 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 9, 2015).

4.20

Master General Terms Agreement dated February 6, 2014 by and between MMT India and IndusInd Bank (Incorporated by reference to Exhibit 4.33 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 6, 2014).

4.21

Form of director and executive officer indemnification agreement (Incorporated by reference to Exhibit 4.42 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on July 18, 2017).

4.22

Lease Deed, dated January 20, 2017 by and between DLF Cyber City Developers Limited and MMT India (Incorporated by reference to Exhibit 4.47 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on July 18, 2017).

4.23

Addendum to the Lease Deed, dated January 20, 2017 by and between DLF Cyber City Developers Limited and MMT India (Incorporated by reference to Exhibit 4.48 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on July 18, 2017).

4.24#

Subscriber Agreement dated January 18, 2015 by and between ibibo India and InterGlobe Technologies Inc (Incorporated by reference to Exhibit 4.49 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on July 18, 2017).

4.25#

Addendum 1 to Subscriber Agreement dated August 29, 2016 by and between ibibo India and InterGlobe Technologies Inc. (Incorporated by reference to Exhibit 4.50 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on July 18, 2017).

4.26#

Global Agreement dated April 1, 2013 by and between ibibo India and Amadeus IT Group S.A. (Incorporated by reference to Exhibit 4.51 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on July 18, 2017).

4.27#

Side Letter to the Global Agreement dated August 1, 2016 by and between ibibo India and Amadeus IT Group S.A. (Incorporated by reference to Exhibit 4.52 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on July 18, 2017).

4.28**	Sanction Letter for Credit Limits dated June 18, 2016 by and between MMT India and IndusInd Bank.

4.29**	Renewal cum Enhancement of Credit Limits dated June 16, 2017 by and between MMT India and IndusInd Bank.

4.30**#	Subscriber Agreement dated August 3, 2017 by and between MMT India and InterGlobe Technologies Quotient Private Limited.

4.31**#	Addendum 1 to Subscriber Agreement dated August 3, 2017 by and between MMT India and InterGlobe Technologies Quotient Private Limited.

4.32**#	Subscriber Agreement dated August 3, 2017 by and between ibibo India and InterGlobe Technologies Quotient Private Limited.

4.33**#	Addendum 1 to Subscriber Agreement dated August 3, 2017 by and between ibibo India and InterGlobe Technologies Quotient Private Limited.

4.34**#	Side Letter dated April 1, 2017 to the Global Agreement by and between ibibo India and Amadeus IT Group S.A.

4.35**#	Amendment no. 3 dated April 1, 2017 to the Global Agreement by and in between MMT India and Amadeus IT Group, S.A.

8.1**	List of significant subsidiaries of MakeMyTrip Limited.

12.1**	Certification by the Chief Executive Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2**	Certification by the Chief Financial Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1**	Consent of Independent Registered Public Accounting Firm.
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema Document
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

Notes:

**	Filed herewith
#	Confidential treatment requested

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: June 20, 2018

MAKEMYTRIP LIMITED

By:	/s/ Deep Kalra
Name:	Deep Kalra
Title:	Group Chairman and Group Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

MakeMyTrip Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of MakeMyTrip Limited and subsidiaries (“the Company”) as of March 31, 2017 and 2018, the related consolidated statements of profit or loss and other comprehensive income (loss), changes in equity, and cash flows for each of the years in the three- year period ended March 31, 2018, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2017 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of March 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated June 19, 2018 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG

We have served as the Company’s auditor since 2010.

Gurugram, Haryana, India

June 19, 2018

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Amounts in USD thousands)

		As at March 31
	Note	2017	2018
Assets
Property, plant and equipment	17	15,334	13,690
Intangible assets and goodwill	18	1,170,727	1,147,517
Trade and other receivables, net	20	2,176	1,929
Investment in equity-accounted investees	8	18,212	16,316
Other investments	9	5,791	6,170
Term deposits	22	20,162	165
Non-current tax assets		19,306	24,476
Other non-current assets	25	29,658	14,607
Employee benefits	32	229	—
Total non-current assets		1,281,595	1,224,870
Inventories		251	596
Current tax assets		81	25
Trade and other receivables, net	20	35,108	56,386
Term deposits	22	75,511	202,170
Other current assets	23	50,232	92,542
Cash and cash equivalents	21	101,704	187,647
Assets held for sale	24	302	1,220
Total current assets		263,189	540,586
Total assets		1,544,784	1,765,456
Equity
Share capital	26	46	52
Share premium	26	1,607,373	1,960,691
Reserves		952	3,232
Accumulated deficit		(298,581)	(515,850)
Share based payment reserve		61,410	78,804
Foreign currency translation reserve	26	33,601	31,705
Total equity attributable to equity holders of the Company		1,404,801	1,558,634
Non-controlling interests		661	298
Total equity		1,405,462	1,558,932
Liabilities
Loans and borrowings	28	523	424
Employee benefits	32	2,946	3,721
Deferred revenue	31	265	91
Deferred tax liabilities, net	19	159	115
Other non-current liabilities	30	1,027	2,201
Total non-current liabilities		4,920	6,552
Loans and borrowings	28	226	228
Trade and other payables	34	121,563	181,430
Deferred revenue	31	3,045	1,262
Other current liabilities	29	9,568	17,052
Total current liabilities		134,402	199,972
Total liabilities		139,322	206,524
Total equity and liabilities		1,544,784	1,765,456

See accompanying notes to consolidated financial statements

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER

COMPREHENSIVE INCOME (LOSS)

(Amounts in USD thousands, except per share data)

	Note	For the year ended March 31
		2016	2017	2018
Revenue
Air ticketing		78,172	118,514	167,391
Hotels and packages		251,713	314,254	439,963
Other revenue	10	6,169	14,848	67,902
Total revenue		336,054	447,616	675,256
Other income	11	1,014	363	435
Service cost
Procurement cost of hotel and packages services		165,264	173,919	169,347
Other cost of providing services		1,770	—	6,530
Personnel expenses	12	49,018	73,736	114,157
Marketing and sales promotion expenses		108,966	224,424	451,818
Other operating expenses	13	67,954	81,585	120,566
Depreciation, amortization and impairment	14	10,923	29,702	32,712
Result from operating activities		(66,827)	(135,387)	(219,439)
Finance income	15	1,586	45,268	5,189
Finance costs	15	20,327	18,289	3,901
Net finance income (costs)		(18,741)	26,979	1,288
Impairment in respect of an equity accounted investee		(959)	—	—
Share of loss of equity-accounted investees	8	(1,860)	(1,702)	(1,998)
Loss before tax		(88,387)	(110,110)	(220,149)
Income tax expense	16	(155)	(193)	(91)
Loss for the year		(88,542)	(110,303)	(220,240)
Other comprehensive income (loss)
Items that will never be reclassified subsequently to profit or loss:
Remeasurement of defined benefit (asset) liability		(149)	(266)	(422)
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences on foreign operations		(565)	48,618	(1,915)
Net change in fair value of available-for-sale financial assets		752	(809)	2,280
		187	47,809	365
Other comprehensive income (loss) for the year, net of tax		38	47,543	(57)
Total comprehensive loss for the year		(88,504)	(62,760)	(220,297)
Loss attributable to:
Owners of the Company		(88,518)	(110,168)	(218,412)
Non-controlling interests		(24)	(135)	(1,828)
Loss for the year		(88,542)	(110,303)	(220,240)
Total comprehensive loss attributable to:
Owners of the Company		(88,465)	(62,629)	(218,450)
Non-controlling interests		(39)	(131)	(1,847)
Total comprehensive loss for the year		(88,504)	(62,760)	(220,297)
Loss per share (in USD)
Basic	27	(2.12)	(2.09)	(2.18)
Diluted	27	(2.12)	(2.09)	(2.18)

See accompanying notes to consolidated financial statements

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Amounts in USD thousands)

	Attributable to equity holders of the Company
	Share Capital	Share Premium	Reserve for Own Shares	Fair Value Reserves	Accumulated Deficit	Share Based Payment Reserve	Foreign Currency Translation Reserve	Total	Non- Controlling Interests	Total Equity
Balance as at April 1, 2015	21	242,662	(438)	1,009	(100,181)	28,612	(14,427)	157,258	596	157,854
Total comprehensive income (loss) for the year
Loss for the year	—	—	—	—	(88,518)	—	—	(88,518)	(24)	(88,542)
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	—	(550)	(550)	(15)	(565)
Net change in fair value of available-for-sale financial assets	—	—	—	752	—	—	—	752	—	752
Remeasurement of defined benefit (asset) liability	—	—	—	—	(149)	—	—	(149)	—	(149)
Total other comprehensive income (loss)	—	—	—	752	(149)	—	(550)	53	(15)	38
Total comprehensive income (loss) for the year	—	—	—	752	(88,667)	—	(550)	(88,465)	(39)	(88,504)
Transactions with owners, recorded directly in Equity
Contributions by owners
Share-based payment	—	—	—	—	—	13,740	—	13,740	—	13,740
Issue of ordinary shares on exercise of share based awards	—	4,425	—	—	—	(4,411)	—	14	—	14
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	38	(38)	—	—	—	—
Own shares acquired	—	—	(11,093)	—	—	—	—	(11,093)	—	(11,093)
Re-issue of own shares to settle the financial Liability	—	1,645	3,953	—	—	—	—	5,598	—	5,598
Total contributions by owners	—	6,070	(7,140)	—	38	9,291	—	8,259	—	8,259
Changes in ownership interests
Acquisition of non-controlling interest without a change in control	—	—	—	—	593	—	(36)	557	(557)	—
Total changes in ownership interests in Subsidiaries	—	—	—	—	593	—	(36)	557	(557)	—
Total transactions with owners	—	6,070	(7,140)	—	631	9,291	(36)	8,816	(557)	8,259
Balance as at March 31, 2016	21	248,732	(7,578)	1,761	(188,217)	37,903	(15,013)	77,609	—	77,609

See accompanying notes to consolidated financial statements

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY- (Continued)

(Amounts in USD thousands)

	Attributable to equity holders of the Company
	Share Capital	Share Premium	Reserve for Own Shares	Fair Value Reserves	Accumulated Deficit	Share Based Payment Reserve	Foreign Currency Translation Reserve	Total	Non- Controlling Interests	Total Equity
Balance as at April 1, 2016	21	248,732	(7,578)	1,761	(188,217)	37,903	(15,013)	77,609	—	77,609
Total comprehensive income (loss) for the year
Loss for the year	—	—	—	—	(110,168)	—	—	(110,168)	(135)	(110,303)
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	—	48,614	48,614	4	48,618
Net change in fair value of available-for-sale financial assets	—	—	—	(809)	—	—	—	(809)	—	(809)
Remeasurement of defined benefit (asset) liability	—	—	—	—	(266)	—	—	(266)	—	(266)
Total other comprehensive income (loss)	—	—	—	(809)	(266)	—	48,614	47,539	4	47,543
Total comprehensive income (loss) for the year	—	—	—	(809)	(110,434)	—	48,614	(62,629)	(131)	(62,760)
Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	—	26,674	—	26,674	175	26,849
Issue of ordinary shares on exercise of share based awards	1	18,275	—	—	—	(18,105)	—	171	—	171
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	70	(70)	—	—	—	—
Own shares acquired	—	—	(2,050)	—	—	—	—	(2,050)	—	(2,050)
Re-issue of own shares upon conversion of convertible notes (refer note 26 and 28)	—	999	9,628	—	—	—	—	10,627	—	10,627
Shares issued upon conversion of convertible notes (refer note 26 and 28)	5	148,101	—	—	—	—	—	148,106	—	148,106
Business combination (refer note 7(a))	19	1,191,266	—	—	—	15,008	—	1,206,293	—	1,206,293
Total contributions by owners	25	1,358,641	7,578	—	70	23,507	—	1,389,821	175	1,389,996
Changes in ownership interests
Acquisition of subsidiary with non-controlling interests (refer note 7(a))	—	—	—	—	—	—	—	—	617	617
Total changes in ownership interests in subsidiaries	—	—	—	—	—	—	—	—	617	617
Total transactions with owners	25	1,358,641	7,578	—	70	23,507	—	1,389,821	792	1,390,613
Balance as at March 31, 2017	46	1,607,373	—	952	(298,581)	61,410	33,601	1,404,801	661	1,405,462

See accompanying notes to consolidated financial statements

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY- (Continued)

(Amounts in USD thousands)

	Attributable to equity holders of the Company
	Share Capital	Share Premium	Fair Value Reserves	Accumulated Deficit	Share Based Payment Reserve	Foreign Currency Translation Reserve	Total	Non- Controlling Interests	Total Equity
Balance as at April 1, 2017	46	1,607,373	952	(298,581)	61,410	33,601	1,404,801	661	1,405,462
Total comprehensive income (loss) for the year
Loss for the year	—	—	—	(218,412)	—	—	(218,412)	(1,828)	(220,240)
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	(1,896)	(1,896)	(19)	(1,915)
Net change in fair value of available-for-sale financial assets	—	—	2,280	—	—	—	2,280	—	2,280
Remeasurement of defined benefit (asset) liability	—	—	—	(422)	—	—	(422)	—	(422)
Total other comprehensive income (loss)	—	—	2,280	(422)	—	(1,896)	(38)	(19)	(57)
Total comprehensive income (loss) for the year	—	—	2,280	(218,834)	—	(1,896)	(218,450)	(1,847)	(220,297)
Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	44,874	—	44,874	(14)	44,860
Issue of ordinary shares on exercise of share based awards	1	27,462	—	—	(27,417)	—	46	—	46
Transfer to accumulated deficit on expiry of share based awards	—	—	—	63	(63)	—	—	—	—
Issue of ordinary shares in placement offering (refer note 26)	5	325,856	—	—	—	—	325,861	—	325,861
Total contributions by owners	6	353,318	—	63	17,394	—	370,781	(14)	370,767
Changes in ownership interests in subsidiaries that do not result in a loss of control
Contribution by non-controlling interests	—	—	—	1,502	—	—	1,502	1,498	3,000
Total changes in ownership interest in subsidiaries	—	—	—	1,502	—	—	1,502	1,498	3,000
Total transactions with owners	6	353,318	—	1,565	17,394	—	372,283	1,484	373,767
Balance as at March 31, 2018	52	1,960,691	3,232	(515,850)	78,804	31,705	1,558,634	298	1,558,932

See accompanying notes to consolidated financial statements

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts in USD thousands)

	For the year ended March 31
	2016	2017	2018
Cash flows from operating activities
Loss for the year	(88,542)	(110,303)	(220,240)
Adjustments for:
Depreciation	2,724	5,149	4,357
Amortisation of intangible assets	6,032	9,386	25,481
Impairment of intangible assets / capital work-in-progress	2,167	15,167	2,874
Impairment in respect of an equity-accounted investee	959	—	—
Net loss on disposal of property, plant and equipment	380	46	70
Income on license acquired	(886)	—	—
Intangible assets written off	—	—	356
Net finance cost (income)	18,741	(26,979)	(1,288)
Share of loss of equity-accounted investees	1,860	1,702	1,998
Share based payment	13,685	26,795	44,860
Income tax expense	155	193	91
Change in inventories	1,386	268	(317)
Change in trade and other receivables	(3,872)	2,608	(23,228)
Change in other assets	(21,766)	4,849	(25,263)
Change in trade and other payables	5,273	(34,399)	62,374
Change in employee benefits	224	588	366
Change in deferred revenue	(3,450)	(2,798)	(1,964)
Change in other liabilities	1,906	1,447	9,206
Income tax paid, net	(2,976)	(2,176)	(5,211)
Net cash used in operating activities	(66,000)	(108,457)	(125,478)
Cash flows from investing activities
Interest received	2,919	2,537	3,048
Proceeds from sale of property, plant and equipment	228	98	335
Redemption of term deposits	63,382	83,634	115,058
Investment in term deposits	(140,008)	(10,000)	(221,639)
Acquisition of property, plant and equipment	(5,696)	(8,756)	(4,258)
Payment for business acquisition, net of cash acquired (refer note 7(a))	(1,220)	102,814	—
Proceeds from sale of assets held for sale	—	—	302
Acquisition of other investment	—	—	(99)
Investment in equity-accounted investees	(17,836)	(1,090)	—
Acquisition of intangible assets	(5,413)	(6,226)	(7,837)
Net cash generated from (used in) investing activities	(103,644)	163,011	(115,090)
Cash flows from financing activities
Proceeds from issue of shares (refer note 7(a))	—	8,752	—
Proceeds from issuance of convertible notes	180,000	—	—
Direct cost incurred in relation to convertible notes	(2,730)	—	—
Proceeds from issue of share capital in placement offering	—	—	330,000
Direct cost for issue of shares in placement offering	—	—	(4,139)
Repurchase of own shares	(11,093)	(2,050)	—
Proceeds from issuance of shares on exercise of share based awards	14	171	46
Contribution by (acquisition of) non-controlling interests	(850)	(400)	3,000
Proceeds from (repayment of) bank loans, net	146	138	(96)
Payment of finance lease liabilities	(16)	(7)	—
Interest paid	(859)	(4,445)	(912)
Net cash generated from financing activities	164,612	2,159	327,899
Increase (Decrease) in cash and cash equivalents	(5,032)	56,713	87,331
Cash and cash equivalents at beginning of the year	49,857	46,273	101,704
Effect of exchange rate fluctuations on cash held	1,448	(1,282)	(1,388)
Cash and cash equivalents at end of the year	46,273	101,704	187,647

See accompanying notes to consolidated financial statements

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

1)	REPORTING ENTITY

MakeMyTrip Limited (the “Parent Company”) together with its subsidiaries and equity-accounted investees (collectively, “the Company” or the “Group”) is primarily engaged in the business of selling travel products and solutions through the subsidiaries in India, the U.S., Singapore, Malaysia, Thailand, the U.A.E, Peru, and Colombia. The Group offers its customers the entire range of travel services including ticketing, tours and packages, and hotels.

The Company is a public limited company incorporated and domiciled in Mauritius and has its registered office at SGG Corporate Services (Mauritius) Limited, Les Cascades Building, 33 Edith Cavell Street, Port Louis, Mauritius. The Company’s ordinary shares representing equity shares are listed on the NASDAQ Stock Exchange.

2)	BASIS OF ACCOUNTING
(a)	Statement of Compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).  Accounting policies have been applied consistently to all periods presented in these financial statements.

The consolidated financial statements were authorized for issue by the Group’s Board of Directors on June 19, 2018.

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

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognised in the period in which the estimates are revised and in any future periods affected.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Information about significant areas of estimation/uncertainty in applying accounting policies that have the most significant effects on the amounts recognised in the consolidated financial statements are as follows:

•	Note 3(d),9,23 and 25	Available for sale financial assets
•	Note 3(e) and 17	Property, plant and equipment
•	Note 3(f), 3(i) and 18	Useful life of intangible assets and impairment test of intangible assets and goodwill
•	Note 3(j) and 32	Employee benefit plans
•	Note 3(l) and 3(m)	Loyalty programs
•	Note 3(p),16 and 19	Income taxes
•	Note 3(k)	Provisions and contingent liabilities
•	Note 3(d)	Valuation of embedded derivatives in convertible notes
•	Note 3(j) and 33	Share based payment
•	Note 3(b) and 7(a)	Acquisition of subsidiary: fair value of consideration transferred and fair value of assets acquired and liabilities assumed

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

•	Note 3(d),9,23 and 25	Available for sale financial assets
•	Note 3(i) and 18	Impairment test : key assumptions used in discounted cash flow projections
•	Note 3(j) and 32	Measurement of defined benefit obligations : key actuarial assumptions
•	Note 3(k)	Provisions and contingent liabilities

3)	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies have been applied consistently to all periods presented in these consolidated financial statements.

(a)	Basis of Consolidation
i)	Subsidiaries

The Group consolidates entities which it owns or controls. Control exists when the parent has power over the entity, is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Entities are consolidated from the date on which control commences until the date on which control ceases.

ii)	Investment in Associates (Equity Accounted Investees)

Associates are those entities in which the Group has significant influence, but not control, over the financial and operating polices.

Investments in associates are accounted for using the equity method and are recognised initially at cost. The cost of investment includes transaction costs.

The consolidated financial statements include the Group’s share of the profit or loss and other comprehensive income of equity accounted investees, other adjustments to align the accounting policies with those of the Group, from the date on which significant influence commences until the date on which significant influence ceases.

iii)	Non-controlling Interests

Non-controlling interests are measured at their proportionate share of the acquiree's identifiable net assets at the acquisition date. Change in the Group's interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

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

(c)Foreign Currency

i)	Foreign Currency Transactions

Transactions in foreign currencies are translated into the respective functional currencies of the Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency at the exchange rate at that date.  The foreign currency gains or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Foreign currency differences arising on translation are recognized in profit or loss, except for the differences on available for sale equity investments, which are recognized in other comprehensive income arising on retranslation. Non-monetary items that are measured based on historical cost in a foreign currency are not translated.

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

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

The Group has the following non-derivative financial assets which are classified into the following specified categories: ‘loans and receivables’ and ‘available for sale’. Loans and receivable comprise of ‘Trade and other receivables’, ‘Cash and cash equivalents’, ‘Term deposits’ and ‘Other assets’. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

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

Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand and short-term deposits with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value, and funds in transit.

Available-for-sale Financial Assets

Available-for-sale financial assets are non-derivative financial assets that are either designated as available-for-sale or are not classified in any of the other categories. Available-for-sale financial assets are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses are recognized in other comprehensive income (loss) and presented within equity in the fair value reserve. When an available- for -sale financial asset is derecognized, the cumulative gain or loss in other comprehensive income (loss) is transferred to profit or loss. Available-for-sale financial assets comprise of equity securities and right acquired under business combination.

Term deposits

Term deposits comprise deposits with banks, which have original maturities of more than three months. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, term deposits are measured at amortized cost using the effective interest method, less any impairment losses.

Other assets

Other assets mainly include receivable from related party which represents entitlement received by the Company on future proceeds from sale of stake in an Indian entity, engaged in the business-to-business online travel industry, from MIH Internet SEA Pte Ltd. pursuant to the acquisition of ibibo Group (refer note 7(a)).

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives for each component of property, plant and equipment since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets are depreciated over the shorter of the lease term and their useful lives.

The estimated useful lives of assets are as follows:

•	Computers	3-6 years
•	Furniture and fixtures	5-6 years
•	Office equipments	1-5 years
•	Motor vehicles	3-7 years
•	Diesel generator sets	7 years
•	Building	20 years

Leasehold improvements are depreciated over the lease term or useful lives, whichever is shorter.

Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted as appropriate.

(f)	Intangible Assets and Goodwill
i)	Goodwill

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

Technology related development costs incurred by the Group are measured at cost less accumulated amortization and accumulated impairment losses. Cost includes expenses incurred during the development stage. The costs related to planning and post implementation phases of development are expensed as incurred.

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

Other intangible assets comprise software that are acquired by the Group and intangible assets including customer relationship, brand/trade mark, non-compete and favorable lease contract term acquired in a business combination.

Software has finite useful lives and is measured at cost less accumulated amortization and accumulated impairment losses. Cost includes any directly attributable expenses necessary to make the assets ready for use.

Intangible assets acquired in a business combination are measured at fair value as at the date of acquisition. Following initial recognition, these intangible assets are carried at cost less any accumulated amortization and impairment losses, if any.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

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

The estimated useful lives are as follows:

•	Technology related development costs	2 - 5 years
•	Software	3 - 5 years
•	Customer – related intangible assets (Customer Relationship)	7-10 years
•	Contract – related intangible assets (Non-Compete)	5-6 years
•	Marketing – related intangible assets (Brand / Trade Mark)	7-10 years
•	Favorable lease contract term – related intangible assets	7 years

Amortization methods, useful lives and residual values are reviewed at each financial year-end and adjusted as appropriate.

(g)	Assets Held for Sale

Non-current assets that are expected to be recovered primarily through sale rather than continuing use are classified as held for sale. Immediately before classification as held for sale, the assets are remeasured in accordance with the Group’s accounting policies. Thereafter generally the assets are remeasured at the lower of their carrying amount and fair value less costs to sell. Impairment losses on initial classification as held for sale and subsequent gains and losses on remeasurement are recognized in profit or loss. Gains are not recognized in excess of any cumulative impairment loss.

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

A financial asset not carried at fair value through profit or loss, including an interest in equity accounted investee, is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Group on terms that the Group would not otherwise consider, indications that a debtor or issuer will enter bankruptcy, the disappearance of an active market for a security.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

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

An impairment loss in respect of an equity-accounted is measured by comparing the recoverable amount of the investment with its carrying amount. An impairment loss is recognised in profit or loss, and is reversed if there has been a favorable change in estimates used to determine the recoverable amount.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

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

The Group’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is based on the prevailing market yields of Indian government securities as at the reporting date that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which benefits are expected to be paid. The calculation is performed using the projected unit credit method. Any actuarial gains or losses are recognized in profit or loss in the period in which they arise.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

v)	Share Based Payment

The grant date fair value of share-based payment awards granted to employees is recognized as personnel expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service conditions at the vesting date. The increase in equity recognized in connection with a share based payment transaction is presented in the share based payment reserve, as a separate component in equity.

vi)	Termination benefits

Termination benefits are expensed at the earlier of when the Group can no longer withdraw the offer of those benefits/when the Group recognises costs for a restructuring. If benefits are not expected to be settled wholly within 12 months of the reporting date, then they are discounted.

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

The Group provides travel products and services to leisure and corporate travelers in India and abroad. The revenue from rendering these services is recognized in the profit or loss at the time when significant risk and rewards are transferred to the customer. This is generally the case: 1) on the date of departure for tours and packages, 2) date of check in for hotel booking business, 3) on the issuance of the ticket in the case of sale of airline tickets and 4) date of journey in case of sale of bus tickets. The Group considers both travelers and travel suppliers to be its customers.

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

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

Income from tours and packages, including income on airline tickets sold to customers as a part of tours and packages is accounted on gross basis as the Group is determined to be the primary obligor in the arrangement i.e., the risks and responsibilities are taken by the Group including the responsibility for delivery of services. Income from tours and packages also includes amounts received from hotel suppliers against online promotions of hotels brands on our website.

Income from bus ticketing, including commissions and fees earned from bus operators and convenience fees from customers is recognized on a net basis as an agent on the date of journey as the Group does not assume any performance obligation post the confirmation of the issuance of the ticket to the customer.

Income from other sources, primarily comprising advertising revenue, income from rail tickets reservation and fees for facilitating website access to a travel insurance company is being recognized as the services are being performed. Income from rail tickets reservation is recognized as an agent on a net commission earned basis, as the Group does not assume any performance obligation post the confirmation of the issuance of the ticket to the customer.

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

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

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries, associates to the extent that it is probable that they will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

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

The Group presents basic and diluted earnings (loss) per share (EPS) data for its ordinary shares (including Class B shares). Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders (including Class B shareholders) of the Company by the weighted average number of ordinary shares (including Class B shares) outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders (including Class B shareholders) and the weighted average number of ordinary shares (including Class B shares) outstanding after adjusting for the effects of all potential dilutive ordinary shares (including Class B shares).

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

The Group has two reportable segments, i.e. air ticketing and hotels and packages.  In addition, the Group has made relevant entity-wide disclosures (Refer to Note 6).

Segment results that are reported to the CODM include items directly attributable to a segment.

Revenue directly attributable to the segments is considered segment revenue. Income from tours and packages is measured on a gross basis and any commission earned on hotel reservations booked is being recognized on a net basis as an agent on the date of check in except where the Group has pre-booked the hotel room nights for an anticipated future demand from the customers and assumes the risk of not utilising the available hotel room nights at its disposal, income from the sale of such hotel room nights is accounted on gross basis.Segment revenue of air ticketing segment is measured on a net basis except where the Group has procured in advance coupons of airline tickets for an anticipated future demand from customers and assumes the risk of not utilising the coupons at its disposal, income from the sale of such airline tickets is accounted on gross basis.

Service cost includes cost of airline tickets, amounts paid to hotels and other service providers and other cost of providing services. Operating expenses other than service cost have not been allocated to the operating segments and are treated as unallocated/ common expenses. For the purposes of the CODM review, the measure of segment revenue as reduced by service cost and expense in nature of promotions recorded as a reduction of revenue is a key operating metric, which is sufficient to assess performance and make resource allocation decisions.

Segment capital expenditure does not include cost incurred during the period to acquire property, plant and equipment, goodwill and intangible assets as they cannot be allocated to segments and is not reviewed by the CODM.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Segment assets do not include property, plant and equipment, goodwill, intangible assets, trade and other receivables, term deposits, tax assets, corporate assets, other current assets and other non-current assets as they cannot be allocated to segments and are not reviewed by the CODM.

Segment liabilities do not include trade and other payables, employee benefits, accrued expenses, deferred revenue, loans and borrowings and other liabilities as they cannot be allocated to segments and are not reviewed by the CODM.

(t)	New Accounting Standards and Interpretations Not Yet Adopted

IFRS 9 Financial Instruments:

IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted and is applied retrospectively, except for the hedge accounting requirements which are applied prospectively.

The Company does not expect the standard to materially impact the measurement of either its financial liabilities or its financial assets. However, certain assets which are carried at fair value through other comprehensive income under IAS 39 will now be fair valued through profit and loss under IFRS 9. Further, the Company will make the irrevocable election upon adoption of IFRS 9 to classify available-for-sale equity instruments at fair value through other comprehensive income, as a result of which unrealized gains and losses which the Company currently recognizes in the consolidated statement of other comprehensive income will not be any longer recycled to the consolidated statement of profit or loss upon disposal.

Under IFRS 9, the impairment of financial assets is measured under the ‘Expected Credit Loss’ (ECL) model, which uses a dual measurement approach, under which the loss allowance is measured as either twelve month expected credit losses or lifetime expected credit losses. The change in the impairment model will not have a material impact on the financial statements.

Changes in accounting policies resulting from IFRS 9 will be applied retrospectively as at April 1, 2018, but with no restatement of comparative information for prior years.

IFRS 15 Revenue from Contracts with Customers:

IFRS 15 is effective for annual periods beginning on or after January 1, 2018. The core principle of the new standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Further the new standard requires enhanced disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers.

The Company has undertaken the review of the new standard and has concluded that application of the new standard will not have a material impact on the consolidated results or financial position, except for reclassification effects within the consolidated statement of profit or loss and other comprehensive income (loss) identified below:

Certain customer inducement/acquisition costs for acquiring customers and promoting transactions across various booking platforms such as upfront cash incentives and select loyalty programs cost, which when incurred are recorded as marketing and sales promotion costs will now be recorded as a reduction of revenue. Due to changing competitive dynamics and seasonality in the business, the Company cannot reasonably estimate the financial statements reclassification impact of this change post the adoption.

We will adopt the standard using the cumulative effect method, with the effect of initially applying this standard recognized at the date of initial application (i.e. April 1, 2018). As a result, we will not apply the requirements of IFRS 15 to the comparative periods presented.

IFRS 16 Leases:

On January 13, 2016, the International Accounting Standards Board issued the final version of IFRS 16,   Leases. IFRS 16 will replace the existing leases standard, IAS 17, Leases, and related Interpretations.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

The Standard sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract i.e., the lessee and the lessor. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognise assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. Currently, operating lease expenses are charged to the statement of profit or loss and other comprehensive income (loss). The Standard also contains enhanced disclosure requirements for lessees. The effective date for adoption of IFRS 16 is annual periods beginning on or after January1, 2019, though early adoption is permitted for companies applying IFRS 15 Revenue from Contracts with Customers. The Company is in the process of assessing the impact of IFRS 16 on the consolidated results of operations, cash flows, financial position and disclosures.

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

The effective date for adoption of IFRC 23 is annual periods beginning on or after January 1, 2019, though early adoption is permitted. The Company is in the process of assessing the impact of IFRIC 23 on the consolidated financial statements.

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

Significant valuation issues are reported to the Group's Audit committee.

When measuring the fair value of an asset or a liability, the Group uses market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (Unadjusted) in active markets for identical assets or liabilities.
•	Level 2: Inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)
•	Level 3: Inputs for the assets or liability that are not based on observable market data (Unobservable Inputs).

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

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

To ensure smooth operations, the Group has invested surplus funds in term deposits with banks and has taken bank guarantees, bank overdraft facility, and other facilities against them.

Credit Risk

Credit risk is the risk of financial loss to the Group if a customer or counter party to a financial instrument fails to meet its contractual obligation. The Group’s exposure to credit risk is limited, as its customer base consists of a large number of customers and the majority of its collections from customers are made on an upfront basis at the time of consummation of the transaction. There is limited credit risk on sales made to corporate customers, incentives due from the airlines and its Global Distribution System (GDS) providers. The Group has not experienced any significant default in recovery from such customers.

Additionally, the Group places its cash and cash equivalents (except cash in hand) and term deposits with banks with high investment grade ratings, limits the amount of credit exposure with any one bank and conducts ongoing evaluation of the credit worthiness of the banks with which it does business. Given the high credit ratings of these financial institutions, the Group does not expect these financial institutions to fail in meeting their obligations. The maximum exposure to credit risk is represented by the carrying amount of each financial asset.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Market Risk

Market risk is the risk that changes in market prices such as foreign exchange rate and interest rate will affect the Group’s income or the value of its holdings of financial instruments.

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

Interest Rate Risk

A majority of the financing of the Group has come from a mix of ordinary or convertible and redeemable preference shares with nominal dividends, proceeds from public offerings, proceeds from the issuance of the convertible notes and overdraft facility with banks. The interest rates on the overdraft facility availed by the subsidiaries of the parent company are marginally higher than the interest rates on term deposits with the banks. Further, the interest rate on convertible notes was fixed. Accordingly, there is limited interest rate risk. The Group’s investments in majority of term deposits with banks are for short duration, and therefore do not expose the group to significant interest rate risk.

6)	OPERATING SEGMENTS

The Group has two reportable segments, as described below, which are the Group’s Lines of Business (LoBs). The LoBs offer different products and services, and are managed separately because the nature of products and services, and methods used to distribute the services are different. For each of these LoBs, the Group’s Leadership team comprising of Group Chief Executive Officer, Chief Executive Officer- India, Group Chief Financial Officer, Group Chief Marketing Officer and Group Chief Technology Officer along with business leaders from different LoBs, review internal management reports. Accordingly, the Leadership team is construed to be the Chief Operating Decision Maker (CODM). LoBs assets, liabilities and expenses (other than service cost) are reviewed on an entity-wide basis by the CODM, and hence are not allocated to these LoBs. Segment Revenue less Service Cost from each LoB are reported and reviewed by the CODM on a monthly basis.

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

Other operations primarily include income from sale of bus and rail tickets, advertisement income from hosting advertisements on its internet websites, car bookings and income from facilitating access to internet based platforms to travel insurance companies and other agents. These aforesaid operations do not meet any of the quantitative thresholds to be a reportable segment for any of the periods presented in these consolidated financial statements.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Information about reportable segments:

	For the year ended March 31
	Reportable segments
	Air ticketing			Hotels and packages			Total reportable segments			All other segments			Total
Particulars	2016	2017	2018	2016	2017	2018	2016	2017	2018	2016	2017	2018	2016	2017	2018
Revenues	78,172	118,514	202,064	251,713	314,254	483,031	329,885	432,768	685,095	6,169	14,848	67,902	336,054	447,616	752,997
Total segment revenue	78,172	118,514	202,064	251,713	314,254	483,031	329,885	432,768	685,095	6,169	14,848	67,902	336,054	447,616	752,997
Service cost	1,770	—	—	165,264	173,919	169,347	167,034	173,919	169,347	—	—	6,530	167,034	173,919	175,877
Segment Revenue less Service Cost	76,402	118,514	202,064	86,449	140,335	313,684	162,851	258,849	515,748	6,169	14,848	61,372	169,020	273,697	577,120

Other income													1,014	363	435
Personnel expenses													(49,018)	(73,736)	(114,157)
Marketing and sales promotion expenses													(108,966)	(224,424)	(529,559)
Other operating expenses													(67,954)	(81,585)	(120,566)
Depreciation, amortization and impairment													(10,923)	(29,702)	(32,712)
Finance income													1,586	45,268	5,189
Finance costs													(20,327)	(18,289)	(3,901)
Impairment in respect of an equity - accounted investee													(959)	—	—
Share of loss of equity-accounted investees													(1,860)	(1,702)	(1,998)
Loss before tax													(88,387)	(110,110)	(220,149)

Assets and liabilities are used interchangeably between segments and these have not been allocated to the reportable segments.

Reconciliation of information on Reportable Segments to IFRS measures:

	For the year ended March 31
	Reportable segments
	Air ticketing			Hotels and packages			Total reportable segments			All other segments			Total
Particulars	2016	2017	2018	2016	2017	2018	2016	2017	2018	2016	2017	2018	2016	2017	2018
Revenues	78,172	118,514	202,064	251,713	314,254	483,031	329,885	432,768	685,095	6,169	14,848	67,902	336,054	447,616	752,997
Less: Promotion expenses recorded as a reduction of revenue*	—	—	(34,673)	—	—	(43,068)	—	—	(77,741)	—	—	—	—	—	(77,741)
Consolidated Revenue	78,172	118,514	167,391	251,713	314,254	439,963	329,885	432,768	607,354	6,169	14,848	67,902	336,054	447,616	675,256
Marketing and sales promotion expenses													(108,966)	(224,424)	(529,559)
Less: Promotion expenses recorded as a reduction of revenue*													—	—	77,741
Consolidated marketing and sales promotion expenses													(108,966)	(224,424)	(451,818)

Notes:

*

For purposes of reporting to the CODM, certain promotion expenses which are reported as a reduction of revenue are added back to the respective segment revenue lines and marketing and sales promotion expenses. For reporting in accordance with IFRS, such expenses are recorded as a reduction from the respective revenue lines. Therefore, the reclassification excludes these expenses from the respective segment revenue lines and adds them to the marketing and sales promotion expenses.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Geographical Information:

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

	Revenue			Non-Current Assets*
	For the Year Ended March 31			As at March 31
Particulars	2016	2017	2018	2017	2018
India	295,794	415,555	647,077	1,211,999	1,195,212
United States	6,504	2,382	113	23	14
South East Asia	10,132	11,115	10,888	7,719	4,838
Europe	12,698	9,184	6,972	—	—
Others	10,926	9,380	10,206	184	226
Total	336,054	447,616	675,256	1,219,925	1,200,290

*	Non-current assets presented above represent property, plant and equipment, intangible assets and goodwill, non-current tax assets, and other non-current assets (excluding financial assets).

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

On January 31, 2017, MakeMyTrip Limited (‘MMYT’) acquired 100% of the outstanding shares and voting interest of Ibibo Group Holdings (Singapore) Pte. Ltd. (‘ibibo Group’), a subsidiary of MIH Internet SEA Pte. Ltd. (‘Parent’) (which was jointly owned by Naspers Limited and Tencent Holdings Limited).

Through this acquisition, MMYT intended to bring together a bouquet of leading consumer travel brands in India, including MakeMyTrip, goibibo and redBus. MMYT aims to create one of the leading travel groups in India that provides a one-stop shop for all Indian travellers and serves as a critical partner for travel industry suppliers. The transaction is expected to unlock value for customers, supply partners and shareholders, by combining the complementary strengths of each business.

The operations of ibibo Group were consolidated in the financial statements of the Group from January 31, 2017. In the year ended March 31, 2017, ibibo Group contributed revenue of USD 28,740 and loss of USD 26,470 to the Group’s result.

If the acquisition had occurred on April 1, 2016, management estimates that consolidated revenue would have been USD 609,798 and consolidated loss for the year ended March 31, 2017 would have been USD 225,355. This unaudited pro-forma information is not necessarily indicative of the results of operations that would have occurred had the acquisition been made at the beginning of the period.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

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

Equity instruments issued

The fair value of the 38,971,539 Class B shares issued was based on the listed share price of the Company on the date of closing after making adjustments for certain selling restrictions. Under the acquisition agreement, the Parent had an option to purchase 413,035 ordinary shares of MMYT at $21.19 per share, which was exercised by the Parent on January 31, 2017. The difference between the exercise price and the stock price on the date of closing (after making adjustments for certain selling restrictions) was considered as part of purchase consideration (Refer note 26).

Working capital infusion by the Parent

As per the terms of the acquisition agreement, as a key condition to the completion of the transaction, the Parent of ibibo Group contributed its pro rata share of consolidated net working capital of USD 82,826 in cash to MMYT at closing (which was subject to adjustments after completion). In May 2017, the Parent agreed to the working capital adjustment and total pro rate share contributed by the Parent is USD 83,260.

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

Acquisition-related costs

The Group incurred “acquisition-related” costs of USD 5,972 relating to external legal fees and due diligence cost. These amounts were included in other operating expenses in the consolidated statement of profit or loss and other comprehensive income (loss) for the year ended March 31, 2017.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Identifiable assets acquired and liabilities assumed

The acquisition was accounted for under the acquisition method of accounting in accordance with IFRS 3 “Business Combinations”. The assets and liabilities of ibibo Group were recorded at fair value at the date of acquisition.

The purchase price was allocated based on management’s estimates and an independent appraisal of fair values as follows:

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

The goodwill was attributable mainly to the skills and technical talent of ibibo Group’s work force and the synergies expected to be achieved from integrating the ibibo Group into the Group’s existing business. Goodwill recognized is not expected to be deductible for income tax purposes.

8)	INVESTMENT IN EQUITY-ACCOUNTED INVESTEES

The Group has interests in a number of individually immaterial associates. The following table analyses, in aggregate the carrying amount and share of loss of these associates.

	As at March 31
Particulars	2017	2018
Carrying amount of interests in associates	18,212	16,316

	For the year ended March 31
Particulars	2016	2017	2018
Company's share of loss in associates	(1,860)	(1,702)	(1,998)

9)	OTHER INVESTMENTS

	As at March 31
Particulars	2017	2018
Investment in equity and other securities	5,791	6,170
Total	5,791	6,170

These investments have been classified as “Available-for-sale Financial Assets” and “Held to Maturity” as per IAS 39 “Financial Instruments: Recognition and Measurement”.

The Group’s exposure to risks and fair value measurement is disclosed in note 5 and 35.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

10)	OTHER REVENUE

	For the year ended March 31
Particulars	2016	2017	2018
Commission on bus and rail reservation	946	5,823	51,435
Advertising revenue	953	1,326	981
Facilitation fee	3,516	6,956	14,588
Miscellaneous	754	743	898
Total	6,169	14,848	67,902

11)	OTHER INCOME

	For the year ended March 31
Particulars	2016	2017	2018
Claim received from vendor	24	—	—
Excess provision written back	—	93	96
Income on license acquired	886	—	—
Others	104	270	339
Total	1,014	363	435

12)	PERSONNEL EXPENSES

	For the year ended March 31
Particulars	2016	2017	2018
Wages, salaries and other employees benefits	31,001	42,073	62,303
Contributions to defined contribution plans	2,017	2,204	3,055
Expenses related to defined benefit plans	253	363	868
Equity-settled share based payment	13,685	26,795	44,716
Employee welfare expenses	2,062	2,301	3,215
Total	49,018	73,736	114,157

13)	OTHER OPERATING EXPENSES

	For the year ended March 31
Particulars	2016	2017	2018
Payment gateway and other charges	25,019	27,269	50,597
Outsourcing expenses	16,055	16,920	26,158
Travelling and conveyance	3,069	3,537	3,105
Communication	3,600	4,385	5,288
Repairs and maintenance	3,322	4,322	5,300
Rent	2,949	3,831	7,701
Legal and professional*	3,707	11,395	7,894
Website hosting charges	2,243	2,428	6,771
Net loss on disposal of property, plant and equipment	380	46	70
Intangible assets written off	—	—	356
Miscellaneous expenses	7,610	7,452	7,326
Total	67,954	81,585	120,566

Notes: *	Includes USD 144 towards cost related to share based payment for the year ended March 31, 2018.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

14)	DEPRECIATION, AMORTIZATION AND IMPAIRMENT

	For the year ended March 31
Particulars	2016	2017	2018
Depreciation	2,724	5,149	4,357
Amortization	6,032	9,386	25,481
Impairment	2,167	15,167	2,874
Total	10,923	29,702	32,712

15)	FINANCE INCOME AND COSTS

	For the year ended March 31
Particulars	2016	2017	2018
Recognized in profit or loss
Interest income on term deposits	1,477	2,208	4,503
Other interest income	109	633	686
Net gain on change in fair value of derivative financial instrument	—	42,427	—
Finance income	1,586	45,268	5,189
Interest expense on financial liabilities measured at amortised cost	3,838	8,574	422
Change in financial liability	496	2	—
Cost related to convertible notes	775	—	—
Net foreign exchange loss	4,501	1,669	2,386
Impairment loss on trade and other receivables	984	1,771	604
Net loss on change in fair value of derivative financial instrument	9,017	—	—
Finance and other charges	716	6,273	489
Finance costs	20,327	18,289	3,901
Net finance income (costs) recognized in profit or loss	(18,741)	26,979	1,288

16)	INCOME TAX BENEFIT (EXPENSE)

Income tax recognised in profit or loss

	For the year ended March 31
Particulars	2016	2017	2018
Current tax expense
Current period	(178)	(237)	(135)
Current tax expense	(178)	(237)	(135)
Deferred tax benefit (expense)
Origination and reversal of temporary differences	4,343	1,928	(1,231)
Change in unrecognized deductible temporary differences	(4,335)	(1,908)	620
Utilization of previously unrecognised tax losses	15	24	655
Deferred tax benefit (expense)	23	44	44
Total	(155)	(193)	(91)

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Income Tax Recognized in Other Comprehensive Income (loss)

	For the year ended March 31
	2016			2017			2018
Particulars	Before tax	Tax (expense) benefit	Net of tax	Before tax	Tax (expense) benefit	Net of tax	Before tax	Tax (expense) benefit	Net of tax
Foreign currency translation differences on foreign operations	(565)	—	(565)	48,618	—	48,618	(1,915)	—	(1,915)
Net change in fair value of available-for-sale financial assets	752	—	752	(809)	—	(809)	2,280	—	2,280
Remeasurement of defined benefit (asset) liability	(149)	—	(149)	(266)	—	(266)	(422)	—	(422)
Total	38	—	38	47,543	—	47,543	(57)	—	(57)

Reconciliation of Effective Tax Rate

	For the Year Ended March 31
Particulars	2016		2017		2018
Loss for the year		(88,542)		(110,303)		(220,240)
Income tax expense		(155)		(193)		(91)
Loss before tax		(88,387)		(110,110)		(220,149)
Income tax benefit using the Company's domestic tax rate	15.00%	13,261	15.00%	16,517	15.00%	33,020
Effect of tax rates in foreign jurisdictions	9.81%	8,671	13.60%	14,978	13.90%	30,611
Non deductible expenses	2.84%	(2,508)	3.64%	(4,005)	0.81%	(1,781)
Tax exempt income	0.08%	74	5.99%	6,593	0.28%	622
Utilization of previously unrecognised tax losses	0.02%	15	0.02%	24	0.30%	655
Current year losses for which no deferred tax asset was recognized	17.35%	(15,334)	29.37%	(32,340)	29.00%	(63,833)
Change in unrecognised temporary differences	4.90%	(4,335)	1.73%	(1,908)	0.28%	620
Others	0.00%	1	0.05%	(52)	0.00%	(5)
		(155)		(193)		(91)

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

17)	PROPERTY, PLANT AND EQUIPMENT

Particulars	Land	Building	Computers	Furniture and Fixtures	Office Equipment	Motor Vehicles	Leasehold Improvements	Diesel Generator Sets	Capital Work- in-Progress	Total
Cost
Balance as at April 1, 2016	794	478	10,691	210	1,297	1,100	4,652	9	14	19,245
Acquisitions through business combinations	—	—	880	126	105	59	19	—	—	1,189
Additions	—	—	3,026	283	600	382	2,071	—	2,701	9,063
Disposals*	—	—	(1,381)	(51)	(232)	(88)	(3,809)	—	—	(5,561)
Effect of movements in foreign exchange rates	18	11	323	12	40	36	29	—	74	543
Balance as at March 31, 2017	812	489	13,539	580	1,810	1,489	2,962	9	2,789	24,479
Balance as at April 1, 2017	812	489	13,539	580	1,810	1,489	2,962	9	2,789	24,479
Additions	—	—	2,198	412	456	344	3,540	—	(2,753)	4,197
Disposals**	(845)	(509)	(341)	(123)	(367)	(441)	(113)	—	—	(2,739)
Effect of movements in foreign exchange rates	33	20	42	2	27	9	(17)	—	14	130
Balance as at March 31, 2018	—	—	15,438	871	1,926	1,401	6,372	9	50	26,067
Accumulated depreciation and impairment loss
Balance as at April 1, 2016	—	142	5,593	102	848	446	1,824	5	—	8,960
Depreciation for the year	—	40	2,187	54	263	241	2,363	1	—	5,149
Disposals*	—	—	(1,365)	(28)	(224)	(27)	(3,483)	—	—	(5,127)
Effect of movements in foreign exchange rates	—	4	136	2	14	14	(7)	—	—	163
Balance as at March 31, 2017	—	186	6,551	130	901	674	697	6	—	9,145
Balance as at April 1, 2017	—	186	6,551	130	901	674	697	6	—	9,145
Depreciation for the period	—	10	2,773	184	361	302	727	—	—	4,357
Disposals**	—	(203)	(252)	(35)	(330)	(241)	(106)	—	—	(1,167)
Effect of movements in foreign exchange rates	—	7	54	(22)	(9)	6	6	—	—	42
Balance as at March 31, 2018	—	—	9,126	257	923	741	1,324	6	—	12,377
Carrying amounts
As at April 1, 2016	794	336	5,098	108	449	654	2,828	4	14	10,285
As at March 31, 2017	812	303	6,988	450	909	815	2,265	3	2,789	15,334
As at April 1, 2017	812	303	6,988	450	909	815	2,265	3	2,789	15,334
As at March 31, 2018	—	—	6,312	614	1,003	660	5,048	3	50	13,690

*	includes assets reclassified to assets held for sale with cost of USD 3,733 and accumulated depreciation of USD 3,443.
**	includes assets reclassified to assets held for sale with cost of USD 1,354 and accumulated depreciation of USD 203.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

18)INTANGIBLE ASSETS AND GOODWILL

Particulars	Goodwill	Customer Relationship	Non- Compete	Brand / Trade Mark	Technology Related Development Cost	Software	Favourable Lease Contract Term	Capital Work- in-Progress	Total
Cost
Balance as at April 1, 2016	13,338	1,334	466	10,777	20,049	6,120	—	4,210	56,294
Acquisitions through business combination	950,204	2,200	—	134,500	16,500	411	249	—	1,104,064
Additions/Adjustment*	—	—	—	—	6,001	330	—	(89)	6,242
Effect of movements in foreign exchange rates	42,893	95	(6)	6,092	1,221	140	11	71	50,517
Balance as at March 31, 2017	1,006,435	3,629	460	151,369	43,771	7,001	260	4,192	1,217,117
Balance as at April 1, 2017	1,006,435	3,629	460	151,369	43,771	7,001	260	4,192	1,217,117
Additions/Adjustment*	—	—	—	—	8,028	318	—	(542)	7,804
Disposals	—	—	—	—	(392)	(237)	(260)	—	(889)
Effect of movements in foreign exchange rates	(2,081)	3	10	(302)	(163)	10	—	(3)	(2,526)
Balance as at March 31, 2018	1,004,354	3,632	470	151,067	51,244	7,092	-	3,647	1,221,506
Accumulated amortization and impairment loss
Balance as at April 1, 2016	—	567	327	4,330	10,887	3,807	—	1,490	21,408
Amortization for the year	—	214	51	3,475	4,734	906	6	—	9,386
Impairment for the year	9,625	—	70	4,885	16	—	—	571	15,167
Effect of movements in foreign exchange rates	—	(1)	(5)	53	244	100	—	38	429
Balance as at March 31, 2017	9,625	780	443	12,743	15,881	4,813	6	2,099	46,390
Balance as at April 1, 2017	9,625	780	443	12,743	15,881	4,813	6	2,099	46,390
Amortization for the year	—	493	10	14,216	9,764	973	25	—	25,481
Impairment for the year**	—	—	—	—	2,373	—	—	501	2,874
Disposals	—	—	—	—	(358)	(160)	(31)	—	(549)
Effect of movements in foreign exchange rates	—	4	10	(102)	(169)	17	—	33	(207)
Balance as at March 31, 2018	9,625	1,277	463	26,857	27,491	5,643	—	2,633	73,989
Carrying amounts
As at April 1, 2016	13,338	767	139	6,447	9,162	2,313	—	2,720	34,886
As at March 31, 2017	996,810	2,849	17	138,626	27,890	2,188	254	2,093	1,170,727
As at April 1, 2017	996,810	2,849	17	138,626	27,890	2,188	254	2,093	1,170,727
As at March 31, 2018	994,729	2,355	7	124,210	23,753	1,449	—	1,014	1,147,517

*

Represents addition of USD 7,506 (March 31, 2017: USD 5,912)  to capital work-in-progress, adjusted for amounts capitalized out of capital-work-in progress amounting to USD 8,028 (March 31, 2017: USD 6,001)

**

In March 2018, the management of the Company decided to suspend operations in one of its Indian subsidiary, as it does not intend to continue operations in the future in that entity. The Group tested the technology related development cost of that entity for recoverability and recognised an impairment loss of USD 2,874 during the year ended March 31, 2018.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Impairment testing for CGUs containing goodwill

For the purpose of impairment testing, goodwill is allocated to a CGU representing the lowest level within the Group at which goodwill is monitored for internal management purposes, and which is not higher than the Group’s operating segment. Goodwill has been allocated as follows:

	As at March 31
Particulars	2017	2018
ibibo Group - Go ibibo	838,465	836,559
ibibo Group - redBus	154,718	154,390
Luxury Tours & Travel Pte Ltd	2,322	2,475
ITC Group	1,305	1,305
Total	996,810	994,729

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

As at March 31
Particulars	2017	2018
Discount rate (pre-tax)	15 - 24%	19 - 24%
Discount rate (post-tax)	12 - 22%	15 - 20%
Terminal value growth rate	3.5 - 4%	3.5 - 4%
EBITDA margin (5-7 years)	(20.7) - 28.4%	(14.7) - 42.5%

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of a comparable market participant, which is adjusted for specific risks. These estimates are likely to differ from future actual results of operations and cash flows.

Based on the above, no impairment was identified as of March 31, 2018 and March 31, 2017 (except for Hotel Travel Group) as the recoverable value of the CGUs exceeded the carrying value. With regard to the assessment of value-in use for Luxury Tours and Travels Pte Ltd and ITC group, no reasonably possible change in any of the above key assumptions would cause the carrying amount of these units to exceed their recoverable amount. For ibibo Group - Go ibibo, the recoverable amount exceeds the carrying amount by approximately 14.4% as of March 31, 2018 (March 31, 2017: 8.41%). An increase of 1.72% (March 31, 2017: 0.9%) in pre-tax discount rate and a decrease of EBITDA as a percentage of revenue by 3.16% (March 31, 2017: 1.62%) shall equate the recoverable amount with the carrying amount of the ibibo Group - Go ibibo. For ibibo Group - redBus, the recoverable amount exceeds the carrying amount by approximately 14.3% as of March 31, 2018 (March 31, 2017: 5.76%). An increase of 1.57% (March 31, 2017: 0.53%) in pre-tax discount rate and a decrease of EBITDA as a percentage of revenue by 2.12% (March 31, 2017: 1.08%) shall equate the recoverable amount with the carrying amount of the ibibo Group – redBus.

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

The recoverable amount of this CGU was based on its value in use, determined by discounting the future cash flows to be generated from the continuing use of the CGU. The carrying amount of the CGU was

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

determined to be higher than its recoverable amount, accordingly, an impairment loss of USD 14,580 was recognized in the year ended March 31, 2017. The impairment loss was fully allocated to goodwill, non-compete intangible assets and brands associated with HT Group’s operations.

19)	TAX ASSETS AND LIABILITIES

Unrecognized Deferred Tax Assets

Deferred tax assets have not been recognized in respect of the following items:

	As at March 31
Particulars	2017	2018
Deductible temporary differences	25,261	27,816
Minimum alternate tax	746	744
Tax loss carry forwards	119,481	180,175
Total	145,488	208,735

During the year ended March 31, 2016, March 31, 2017 and 2018, the Company did not recognize deferred tax assets on tax losses and other temporary differences because a trend of future profitability is not yet clearly discernible. Further, deferred tax assets have been recognised only to the extent of deferred tax liabilities. The above tax losses expire at various dates ranging from 2022 to 2035.

Recognized Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities are attributable to the following:

	As at March 31
	Assets		Liabilities		Net
Particulars	2017	2018	2017	2018	2017	2018
Property, plant and equipment	—	—	(75)	(390)	(75)	(390)
Intangible assets	—	—	(37,674)	(33,675)	(37,674)	(33,675)
Tax loss carry forwards	37,590	33,950	—	—	37,590	33,950
Deferred tax assets/(liabilities) before set off	37,590	33,950	(37,749)	(34,065)	(159)	(115)
Set off	(37,590)	(33,950)	37,590	33,950	—	—
Net deferred tax assets/(liabilities)	—	—	(159)	(115)	(159)	(115)

Movement in deferred tax assets/(liabilities) during the year

Particulars	Balance as at April 1, 2016	Acquired in business combination	Recognised in profit or loss	Recognised in other comprehensive income	Effects of movement in foreign exchange rates	Balance as at March 31, 2017	Recognised in profit or loss	Recognised in other comprehensive income	Effects of movement in foreign exchange rates	Balance as at March 31, 2018
Property, plant and equipment	(453)	—	374	—	4	(75)	(317)	—	2	(390)
Intangible assets	(1,469)	(34,301)	(943)	—	(961)	(37,674)	3,945	—	54	(33,675)
Tax loss carry forwards	1,719	34,301	613	—	957	37,590	(3,584)	—	(56)	33,950
Total	(203)	—	44	—	—	(159)	44	—	—	(115)

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

20)	TRADE AND OTHER RECEIVABLES

	As at March 31
Particulars	2017	2018
Trade and other receivables, net	29,003	49,204
Due from employees	109	108
Security deposits, net	7,575	6,704
Interest accrued on term deposits	597	2,299
Total	37,284	58,315
Non-current	2,176	1,929
Current	35,108	56,386
Total	37,284	58,315

The trade receivables primarily consist of airline, corporate and retail customers.

Security deposits include amounts paid in advance to suppliers of hotel and other services in order to guarantee the provision of those services.

The management does not consider there to be significant concentration of credit risk relating to trade and other receivables.

The Group’s exposure to credit and currency risks and impairment losses related to trade and other receivables is disclosed in note 5 and 35.

21)	CASH AND CASH EQUIVALENTS

	As at March 31
Particulars	2017	2018
Cash in hand	88	128
Funds in transit	22,348	33,123
Bank balances	59,262	74,239
Term deposits	20,006	80,157
Total	101,704	187,647

Funds in transit represents the amount collected from customers through credit cards /net banking which is outstanding as at the year end and credited to Group’s bank accounts subsequent to the year end.

The Group’s exposure to interest rate risk and a sensitivity analysis for financial assets and financial liabilities is disclosed in note 5 and 35.

22)	TERM DEPOSITS

	As at March 31
Particulars	2017	2018
Term deposits	95,673	202,335
Total	95,673	202,335
Non-current	20,162	165
Current	75,511	202,170
Total	95,673	202,335

As of March 31, 2018, term deposits with banks include USD 90 (March 31, 2017: USD 90) against which mainly letters of credit have been issued to various airlines.

As of March 31, 2018, term deposits include USD 1,710 (March 31, 2017: USD 1,200) pledged with banks against bank guarantees, bank overdraft facility and other facilities.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

23)	OTHER CURRENT ASSETS

	As at March 31
Particulars	2017	2018
Advance to suppliers	46,029	70,196
Prepaid expenses	3,500	4,578
Prepaid lease rentals	268	313
Receivable from related party	—	17,100
Other assets	435	355
Total	50,232	92,542

Receivable from related party represents entitlement received by the Company on future proceeds from   sale of stake in an Indian entity, engaged in the business-to-business online travel industry, from MIH Internet SEA Pte Ltd. pursuant to the acquisition of ibibo Group (refer note 7(a)). This entitlement has been classified as “Available-for-sale Financial Assets” as per IAS 39 “Financial Instruments: Recognition and measurement”. The Group’s exposure to risks and fair value measurement is disclosed in note 5 and 35.

24)	ASSETS HELD FOR SALE

Assets classified as held for sale includes:

	As at March 31
Particulars	2017	2018
Property, plant and equipment	302	1,220
Total	302	1,220

Assets held for sale as at March 31, 2017 mainly include leasehold improvements which were sold in April 2017.

In February 2017, the management of the Company had decided to curtail its operations in HT group, and consequently in July 2017, Land and Building relating to HT Group have been classified under assets held for sale as the Company intends to sell these assets in its present condition and search for an active buyer has been initiated.

The fair value of these assets has been categorized under Level 3 of the fair value hierarchy which has been determined based on the consideration agreed with the buyer or independent valuation report obtained by the Company.

25)	OTHER NON-CURRENT ASSETS

	As at March 31
Particulars	2017	2018
Prepaid lease rentals	2,833	2,336
Indirect tax paid	11,410	11,385
Prepaid expenses	315	886
Receivable from related party	15,100	—
Total	29,658	14,607

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Indirect tax paid represents service tax paid under protest. In the year ended March 31, 2016, investigation was initiated by Directorate General of Central Excise Intelligence (DGCEI) for certain service tax matters in India. On September 1, 2016, the Delhi High Court ordered for refund of the entire amount deposited under protest within 4 weeks from the date of the order. However, DGCEI filed an appeal against the order of the High Court before the Supreme Court of India with an application to stay the grant of refund. The stay on refund was granted and the proceedings in this matter are still under progress. The Company believes that it has a strong case in its favor based on its counsels’ opinions and no reserve is required to be set-up as at March 31, 2018.

Receivable from related party represents entitlement received by the Company on future proceeds from sale of stake in an Indian entity, engaged in the business-to-business online travel industry, from MIH Internet SEA Pte Ltd. pursuant to the acquisition of ibibo Group (refer note 7(a) and 23). This entitlement has been classified as “Available-for-sale Financial Assets” as per IAS 39 “Financial Instruments: Recognition and measurement”. The Group’s exposure to risks and fair value measurement is disclosed in note 5 and 35.

26)	CAPITAL AND RESERVES
A.	Share Capital and Share Premium

	Ordinary Shares*			Class B Shares*
Particulars	Number	Share capital	Share premium	Number	Share capital	Share premium
Balance as at April 1, 2016	41,706,428	21	248,732	—	—	—
Own shares acquired	(144,131)	—	—	—	—	—
Shares issued during the year on exercise of share based awards	873,834	1	18,275	—	—	—
Reissue of own shares on conversion of convertible notes	659,939	—	999	—	—	—
Issue of ordinary shares on conversion of convertible notes	9,197,089	5	148,101	—	—	—
Issued in business combination	413,035	—	12,493	38,971,539	19	1,178,773
Balance as at March 31, 2017	52,706,194	27	428,600	38,971,539	19	1,178,773
Balance as at April 1, 2017	52,706,194	27	428,600	38,971,539	19	1,178,773
Shares issued during the period on exercise of share based awards	1,137,232	1	27,462	—	—	—
Issue of ordinary shares in placement offer, net of issuance costs	5,500,000	3	195,514	3,666,667	2	130,342
Balance as at March 31, 2018	59,343,426	31	651,576	42,638,206	21	1,309,115

*	Par value of USD 0.0005 per share

i. Ordinary shares

In October 2016, the Company re-issued 659,939 of its own shares and issued 9,197,089 new ordinary shares upon conversion of convertible notes (refer note 28).

In January 2017, the Company issued 38,971,539 Class B shares and 413,035 ordinary shares as part of the acquisition of Ibibo Group Holdings (Singapore) Pte. Ltd. (‘ibibo Group’) (refer note 7 (a)).

During the fiscal year ended March 31, 2017, the Company purchased 144,131 of its own shares from the open market at the prevailing market price for USD 2,050, including directly attributable costs.

In May 2017, the Company completed a private placement offering of 5,500,000 of its ordinary shares to various investors (including 916,666 of its ordinary shares to an existing shareholder) at a price of USD 36 per share and 3,666,667 Class B shares to an existing shareholder at a price of USD 36 per share. The offering

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

resulted in gross proceeds of USD 330,000 and net proceeds of USD 325,861 to the Company. The Company incurred expenses of USD 4,139 for the issuance of the shares which has been adjusted against the share premium.

The Company presently has ordinary shares and Class B Convertible Ordinary Shares (“Class B Shares”) with par value of $0.0005 per share. The terms of issue generally provide that the Class B Shares issued to any shareholder will have the same powers and relative participation rights as ordinary shares of the Company and shall vote together with ordinary shares as a single class on all matters on which the Company shareholders are entitled to vote, except as required by applicable law. The Class B Shares will be convertible into an equal number of ordinary shares, which shall be fully paid, non-assessable and free of any preemptive rights, of the Company on demand at the election of the holder, and will be automatically converted into an equal number of ordinary shares upon the transfer of Class B Shares to another party.

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

In the event of liquidation of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company shall be distributed to the holders of Class B shares at par with ordinary shares in proportion to the number of shares held to the total ordinary shares outstanding as on that date.

B.	Nature and purpose of reserves
i.	Foreign currency translation reserve

The translation reserve comprises foreign currency differences arising from the translation of the financial statements of the Indian, Singapore, Malaysia, Hong Kong, the Netherlands, Thailand, U.A.E, Israel, Peru, Colombia and China subsidiaries.

ii.	Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the assets are derecognised or impaired.

iii.	Share-based payment reserve

Share-based payment reserve comprises the value of equity-settled share based awards provided to employees including key management personnel, as part of their remuneration.

iv.	Reserve for own shares

The reserve for the Company’s treasury shares comprises the cost of the Company’s shares held by the Group.

C. Capital management

Equity share capital and other equity are considered for the purpose of Group’s capital management. The Group’s objective for capital management is to manage its capital so as to safeguard its ability to continue as a going concern and to support the growth of the Group. The capital structure of the Group is based on management’s judgement of its strategic and day-to-day needs with a focus on total equity so as to maintain investors, creditors and market confidence. The funding requirements are met through equity and operating cash. The Group is not subject to any externally imposed capital requirements.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

27)	LOSS PER SHARE

The following is the reconciliation of the loss attributable to ordinary shareholders (including Class B shareholders) and weighted average number of ordinary shares (including Class B shares) used in the computation of basic and diluted loss per share for the year ended March 31, 2016, 2017 and 2018:

	For the year ended March 31
Particulars	2016	2017	2018
Loss attributable to ordinary shareholders (including Class B shareholders)	(88,518)	(110,168)	(218,412)
Weighted average number of ordinary shares (including Class B shares) outstanding used in computing basic loss per share	41,714,518	52,607,986	100,394,080
Weighted average number of ordinary shares (including Class B shares) outstanding used in computing dilutive loss per share	41,714,518	52,607,986	100,394,080
Loss per share (USD)
Basic	(2.12)	(2.09)	(2.18)
Diluted	(2.12)	(2.09)	(2.18)

For the year ended March 31, 2018, 4,832,824 (March 31, 2017: 3,319,322, March 31, 2016: 2,547,777) employees share based awards, were excluded from the calculation of diluted weighted average number of ordinary shares as their effect would have been anti-dilutive.

For the year ended March 31, 2018, Nil (March 31, 2017: 5,428,117, March 31, 2016: 1,946,604) ordinary shares issuable on conversion of convertible notes, were excluded from the calculation of diluted weighted average number of ordinary shares as their effect would have been anti-dilutive.

28)	LOANS AND BORROWINGS

This note provides information about the contractual terms of Group’s interest bearing loans and borrowings, which are measured at amortized cost/fair value. For more information about the Group’s exposure to interest rate, foreign currency and liquidity risk, refer note 5 and 35.

	As at March 31
Particulars	2017	2018
Non-current liabilities
Secured bank loans	523	424
Non-current portion of loans and borrowings	523	424

	As at March 31
Particulars	2017	2018
Current liabilities
Current portion of secured bank loans	226	228
Current portion of loans and borrowings	226	228

Convertible Notes

In January 2016, the Company issued 4.25% convertible notes of USD 180,000 in two tranches to Ctrip.com International, Ltd., which were redeemable after 5 years at par value. The Company incurred USD 2,730 as transaction costs during the year ended March 31, 2016 on issuance of the convertible notes. The convertible notes could also be converted into ordinary shares of the Company at any time till the maturity of the convertible notes at the option of the holder at the conversion price of USD 21.45 per share. Interest on the convertible notes was payable on semi-annual basis.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Under the terms of issue, the holder had a right to redeem these convertible notes in whole or in part before the maturity on occurrence of certain events, including but not limited to a change in control, or liquidation of the company. Further, the convertible notes had few adjustment clauses which along with preserving the relative economic interests of the holder also protect the holder from decline in the market value of the Company’s securities. The price protection clause may result in the entity issuing variable number of shares on conversion hence, represents a liability. The conversion option was presented together with the related liability as a derivative, and accounted for at fair value.

The liability component was initially recognized at fair value less any directly attributable transaction costs. On initial recognition, the fair value of convertible notes was different from its transaction price, but this fair value measurement was not evidenced by a valuation technique that uses only data from observable markets, accordingly, the carrying amount of the convertible notes on initial recognition was adjusted to defer the difference between the fair value measurement and the transaction price. This deferred difference was subsequently recognized as a gain or loss over the period of maturity of the convertible notes.

Subsequent to initial recognition, the liability component of the convertible notes was being measured at amortized cost using the effective interest method. The conversion option was being subsequently measured at fair value at each reporting date with changes in fair value recognized in profit or loss.

Fair value of liability component and derivative as at inception:

Particulars
Fair value of liability component at inception	133,321
Fair value of derivative at inception	52,912
Proceeds from issue of convertible notes	(180,000)
Deferred difference	6,233

During the year ended March 31, 2018, the Company recognized an expense of USD Nil (March 31, 2017: USD 5,941) on account of amortization of the deferred difference explained above.

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

In October, 2016, the Company re-issued 659,939 of its own shares and issued 9,197,089 new ordinary shares upon conversion of convertible notes.

The carrying amount of the liability component is summarized below:

Particulars
Carrying amount of liability at the beginning of the year	134,770
Accretion of interest	8,210
Payment of interest	(3,749)
Conversion of notes during the year	(139,231)
Carrying amount of liability as at March 31, 2017	—

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

The carrying amount of derivative is summarized below:

Particulars
Carrying amount of derivative at the beginning of the year	61,929
Net gain on change in fair value of derivative	(42,427)
Conversion of notes during the year	(19,502)
Carrying amount of derivative as at March 31, 2017	—

Terms and debt repayment schedule of bank loans:

Terms and conditions of outstanding loans are as follows:

				As at March 31, 2017		As at March 31, 2018
Particulars	Currency	Interest rate	Year of maturity	Original value	Carrying amount	Original value	Carrying amount
Secured bank loans	INR	8% - 13%	2017 - 2024	1,080	749	1,079	652

The bank loans are secured over motor vehicles with a carrying amount of USD 584 as at March 31, 2018 (March 31, 2017: USD 689).

Credit facility

The group has fund based limits with various banks amounting to USD 5,389 as at March 31, 2018 (March 31, 2017: USD 5,401). The group has drawn down from its outstanding limit amounting to USD Nil as at March 31, 2018 (March 31, 2017: USD Nil) (refer note 21).

29)	OTHER CURRENT LIABILITIES

	As at March 31
Particulars	2017	2018
Statutory liabilities	4,037	11,442
Deferred rent liabilities	13	14
Employee related payables	5,514	5,596
Other liabilities	4	—
Total	9,568	17,052

30)	OTHER NON-CURRENT LIABILITIES

	As at March 31
Particulars	2017	2018
Deferred rent liabilities	1,027	1,617
Employee related payables	—	584
Total	1,027	2,201

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

31)	DEFERRED REVENUE

	As at March 31
Particulars	2017	2018
Global Distribution System providers	1,809	91
Loyalty programme	1,032	937
Others	469	325
Total	3,310	1,353
Non-current	265	91
Current	3,045	1,262
Total	3,310	1,353

The Group requires the services of a Global Distribution System (“GDS”) provider for facilitating the booking of airline tickets on its websites or other distribution channels. There are various GDS companies like Abacus, Amadeus, Galileo, etc. These companies usually pay upfront fee to travel agents for using their system as they get paid by airlines on the basis of airline tickets booked through their GDS, which is recognized as revenue on the proportion of actual airline tickets sold over the total estimated airline tickets to be sold or is recognized on a straight line basis in case of upfront fee to promote hotel and packages, over the term of the agreement and the balance amount is recognized as deferred revenue.

The Company provides various loyalty programs under which participating customers earn loyalty points or qualifying spends under loyalty programs on current transactions that can be redeemed for future qualifying transactions. Revenue is allocated between the loyalty programme and the other components of the sale. The amount allocated to the loyalty programme is deferred, and is recognized as revenue when the Group fulfills its obligations to supply the discounted products/services under the terms of the programme or when it is no longer probable that the points under the programme will be redeemed.

Further, when loyalty programs are used as part of the Group’s customer inducement/ acquisition programs, the related cost for providing discounted products/services is recognized as marketing and sales promotion expense, accordingly, the amounts allocated to such loyalty programme are classified as marketing and sales promotion expense payable included under accrued expenses in note 34.

32)EMPLOYEE BENEFITS

	As at March 31
Particulars	2017	2018
Net defined benefit asset	229	—
Total employee benefit asset	229	—
Net defined benefit liability	1,594	2,458
Other long term employee benefit (liability for compensated absences)	1,352	1,263
Total employee benefit liabilities	2,946	3,721

	As at March 31
Particulars	2017	2018
Present Value of unfunded obligation	1,594	2,458
Total	1,594	2,458

Defined Benefit Plan

The Group’s gratuity schemes for the employees of its Indian subsidiaries (MakeMyTrip (India) Private Limited and Ibibo Group Private Limited) are defined benefit plans. The plan in Ibibo Group Private Limited (‘GI India’) is funded and plan in MakeMyTrip (India) Private Limited (‘MMT India’) is unfunded. Gratuity is paid as a lump sum amount to employees at retirement or termination of employment at an amount based on the respective employee’s eligible salaries and the years of employment with the Group.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

A.	Movement in the net defined benefit (asset) liability

The following table shows a reconciliation from the opening balances to the closing balances for the net defined (asset) liability and its components.

Particulars	Defined benefit obligation		Fair value of plan assets		Net defined benefit liability
	2017	2018	2017	2018	2017	2018
Balance as at April 1	1,085	2,236	—	(871)	1,085	1,365
Acquired through business combination	583	—	(806)	—	(223)	—
Included in profit or loss
Current service cost	284	546	—	—	284	546
Past service cost	—	236	—	—	—	236
Interest cost (income)	85	131	(6)	(45)	79	86
	369	913	(6)	(45)	363	868
Included in other comprehensive income
Remeasurement loss (gain) :
-Actuarial loss (gain) arising from :
-demographic assumptions	(12)	—	—	—	(12)	—
-financial assumptions	16	(14)	—	—	16	(14)
-experience adjustment	284	458	—	—	284	458
-Return on plan assets excluding interest income	—	—	(22)	(22)	(22)	(22)
	288	444	(22)	(22)	266	422
Effects of movement in exchange rates	68	(13)	(38)	1	30	(12)
Other
Benefits paid	(157)	(586)	1	401	(156)	(185)
Balance as at March 31	2,236	2,994	(871)	(536)	1,365	2,458

	As at March 31
Represented by:	2017	2018
Net defined benefit liability (MMT India)	1,594	2,004
Net defined benefit (asset)/liability (GI India)	(229)	454

B.	Plan assets

Plan assets comprise the following:

	As at March 31
Particulars	2017	2018
Funds managed by the insurer	100%	100%

C.	Actuarial assumptions

Principal actuarial assumptions are given below:

	As at March 31
Particulars	2017	2018
Discount rate (per annum)	6.70%	7.10%
Future salary growth (per annum)	10.00%-11.00%	11.00%
Withdrawal rate	25.00%	25.00%
Retirement age (years)	58-60	58-60

Assumptions regarding future mortality rates are based on Indian Assured Lives Mortality (2006-08) (modified) Ultimate as published by Insurance Regulatory and Development Authority (IRDA).

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

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

The future salary growth rate takes into account inflation, seniority, promotion and other relevant factors on long-term basis.

D.	Sensitivity analysis

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

Particulars	For the year ended March 31, 2017		For the year ended March 31, 2018
	Increase	Decrease	Increase	Decrease
Discount rate (1% movement)	(88)	95	(119)	129
Future salary growth (1% movement)	80	(77)	110	(106)
Withdrawal rates (10% movement)	(200)	302	(323)	511

33)SHARE BASED PAYMENT

Description of the share based payment arrangements

Share Option Programs (Equity-Settled)

a)	MakeMyTrip.com Equity Option Plan (MMT ESOP Plan)

In 2000, the Group approved a share option programme in Mauritius, named the MakeMyTrip.com Equity Option Plan (“MMT ESOP Plan”). In June 2009, this plan was expanded in order to issue share options to employees of subsidiaries and directors of the Group. The Group replaced certain share options to acquire shares in its Indian subsidiary held by employees at its subsidiaries with options granted under the MMT ESOP Plan. Total options granted under this plan were 2,703,810 during the year ended March 31, 2010. No options were granted during the year ended March 31, 2016, 2017 and 2018.

The number and weighted average exercise price of share options under MMT ESOP plan are as follows:

	Weighted Average Exercise Price per share (USD)	Number of Options	Weighted Average Exercise Price per share (USD)	Number of Options	Weighted Average Exercise Price per share (USD)	Number of Options
	For the Year Ended March 31
Particulars	2016	2016	2017	2017	2018	2018
Outstanding at beginning of the year	1.47	382,439	1.45	379,939	1.14	333,121
Granted during the year	—	—	—	—	—	—
Forfeited and expired during the year	—	—	—	—	—	—
Exercised during the year	5.39	(2,500)	3.64	(46,818)	0.63	(71,711)
Outstanding at the end of the year	1.45	379,939	1.14	333,121	1.28	261,410
Exercisable at the end of the year	1.45	379,939	1.14	333,121	1.28	261,410

The options outstanding at March 31, 2018 have an exercise price per share in the range of USD 0.742 to USD 1.9765 (March 31, 2017: USD 0.4875 to USD 1.9765 and March 31, 2016: USD 0.4875 to USD 5.057) and a weighted average contractual life of 3 years and 3 months (March 31, 2017: 3 months and March 31, 2016: 1 years and 3 months).

During the year ended March 31, 2018, share based payment expense for these options recognized under personnel expenses (refer note 12) amounted to Nil (March 31, 2017: Nil and March 31, 2016: Nil).

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

b)	Share Incentive Plan

In 2010, the Group approved a share incentive plan in Mauritius, named the MakeMyTrip 2010 Share Incentive Plan (“Share Incentive Plan”). During the year ended March 31, 2016, 2017 and 2018, the Group granted restricted share units, or RSUs, under the plan to eligible employees and non-employees. Each RSU represents the right to receive one common share.

Terms and Conditions of the Share Incentive Plan

The terms and conditions relating to the grants under Share Incentive Plan are given below:

Grant details	Number of instruments	Vesting conditions	Contractual life of RSUs
RSUs granted during the year ended March 31, 2016	947,516	Refer notes	4 – 8 years
RSUs granted during the year ended March 31, 2017	4,481,294	Refer notes	4 – 10 years
RSUs granted during the year ended March 31, 2018	690,757	Refer notes	4 – 8 years

Notes:

1. Of the RSU granted during the year ended March 31, 2018:

•

690,757 (March 31, 2017: 3,348,389 and March 31, 2016: 936,658) RSUs have graded vesting over 4 years: 10% on the expiry of 12 months from the grant date, 20% on the expiry of 24 months from the grant date, 30% on the expiry of 36 months from the grant date, 40% on the expiry of 48 months from the grant date.

•	Nil (March 31, 2017: 3,000 and March 31, 2016: 2,458) RSUs were fully vested on the grant date.
•	These RSUs can be exercised within a period of 48 months from the date of vesting.

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

The number and weighted average exercise price of RSUs under the share incentive plan are as follows:

	Weighted Average Exercise Price per share (USD)	Number of Awards	Weighted Average Exercise Price per share (USD)	Number of Awards	Weighted Average Exercise Price per share (USD)	Number of Awards
	For the Year Ended March 31
Particulars	2016	2016	2017	2017	2018	2018
Outstanding at beginning of the year	0.0005	2,330,743	0.0005	2,867,713	0.0005	6,367,186
Granted during the year	0.0005	947,516	0.0005	4,481,294	0.0005	690,757
Forfeited and expired during the year	0.0005	(177,775)	0.0005	(154,805)	0.0005	(559,023)
Exercised during the year	0.0005	(232,771)	0.0005	(827,016)	0.0005	(1,065,521)
Outstanding at the end of the year	0.0005	2,867,713	0.0005	6,367,186	0.0005	5,433,399
Exercisable at the end of the year	0.0005	1,138,321	0.0005	1,325,558	0.0005	1,313,158

The grant date fair value of RSUs granted during the year is in the range of USD 28.75 to USD 33.55 (March 31, 2017: USD 14.86 to USD 32.70 and March 31, 2016: USD 13.75 to USD 21.96).

The RSUs outstanding at March 31, 2018 have an exercise price per share of USD 0.0005 (March 31, 2017: USD 0.0005 and March 31, 2016: USD 0.0005) and a weighted average contractual life of 5.2 years (March 31, 2017: 6.2 years and March 31, 2016: 4.5 years).

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

During the year ended March 31, 2018, share based payment expense recognized under personnel expenses (refer note 12) amounted to USD 44,730 (March 31, 2017: USD 26,620 and March 31, 2016:  USD 13,685) and, under legal and professional expenses (refer note 13) amounted to USD 144 (March 31, 2017 : Nil and March 31, 2016 : Nil) for the RSUs granted under the share incentive plan.

c)	Bona Vita Employees Stock Option Plan 2016

In 2016, one of the Group’s subsidiary approved a share incentive plan in India, named the Bona Vita Employees Stock Option Plan 2016 (“Bona Vita ESOP Plan”). During the year ended March 31, 2018, the subsidiary granted 11,789 employees stock options (March 31 2017: 25,032) , or ESOP, under the plan to eligible employees. Each ESOP represents the right to receive one common share of the subsidiary.

ESOPs have graded vesting over 4 years from the grant date with first vesting date after one year from the grant date. The contractual life of the ESOPs granted under this plan is 10 years from the vesting date.

The number and weighted average exercise price of Employee stock options under the Bona Vita ESOP Plan are as follows:

	Weighted Average Exercise Price per share (USD)	Number of Awards	Weighted Average Exercise Price per share (USD)	Number of Awards
	For the Year Ended March 31
Particulars	2017	2017	2018	2018
Outstanding at beginning of the year	—	—	0.0154	21,711
Granted during the year	0.0154	25,032	0.0154	11,789
Forfeited and expired during the year	0.0154	(3,321)	0.0154	(11,545)
Exercised during the year	0.0154	—	—	—
Outstanding at the end of the year	0.0154	21,711	0.0154	21,955
Exercisable at the end of the year	—	—	0.0154	11,370

Inputs for Measurement of Grant Date Fair Values of Bona Vita ESOP Plan

	For the Year Ended March 31
Fair value of ESOP and assumptions	2017	2018
Share price at grant date (USD)	14.68	14.64 - 29.19
Fair value at grant date (USD)	14.68	14.64 - 29.19
Exercise price (USD)	0.0154	0.0154
Expected volatility	41.67% -43.56%	41.67% - 43.56%
Expected term	10 years	10 years
Expected dividends	—	—
Risk-free interest rate	7.55% - 7.72%	7.55% - 7.72%

The ESOPs outstanding at March 31, 2018 have an exercise price per share of USD 0.0154 (March 31, 2017: USD 0.0154) and a weighted average contractual life of 10.4 years (March 31, 2017: 11.1 years).

During the year ended March 31, 2018, share based payment expense recognized (reversed) under personnel expenses (refer note 12) amounted to USD (14) (March 31, 2017: USD 175) for the ESOPs granted under the Bona Vita ESOP plan.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

34)	TRADE AND OTHER PAYABLES

	As at March 31
Particulars	2017	2018
Other trade payables	36,669	74,814
Accrued expenses	42,077	43,012
Advance from customers	42,453	63,604
Advance from vendor	364	—
Total	121,563	181,430

The Group's exposure to currency and liquidity risk related to trade and other payables is disclosed in note 5 and 35

35)	FINANCIAL INSTRUMENTS

Credit Risk

Exposure to Credit Risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	As at March 31
Particulars	2017	2018
Trade and other receivables	37,284	58,315
Other assets*	15,535	17,100
Term deposits	95,673	202,335
Cash and cash equivalents (except cash in hand)	101,616	187,519
Total	250,108	465,269

*Other assets mainly includes receivable from related party of USD 17,100 (March 31, 2017: USD 15,100) (refer note 23 and 25). The Group does not expect the related party to fail in meeting its obligations. The maximum exposure to credit risk is represented by the carrying amount of this financial asset.

The maximum exposure to credit risk for trade and other receivables at the reporting date by geographic region was:

	As at March 31
Particulars	2017	2018
India	27,692	46,006
Thailand	3,994	5,475
Malaysia	803	609
Singapore	2,001	1,692
Netherlands	65	11
Others	2,729	4,522
Total	37,284	58,315

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

The maximum exposure to credit risk for trade and other receivables and term deposits at the reporting date by type of counterparty was:

	As at March 31
Particulars	2017	2018
Airlines	13,556	26,365
Retail customers	7,047	4,092
Corporate customers	6,983	18,231
Deposit with hotels and others	7,576	6,704
Term deposits with bank	95,673	202,335
Others	2,122	2,923
Total	132,957	260,650

Impairment Losses

The age of trade and other receivables and term deposits at the reporting date was:

	As at March 31
	2017		2018
Particulars	Gross	Impairment	Gross	Impairment
Not past due	124,596	—	245,249	—
Past due 0-30 days	4,287	—	5,161	—
Past due 30-120 days	2,919	—	5,968	—
More than 120 days	3,699	2,544	5,851	1,579
Total	135,501	2,544	262,229	1,579

The movement in the allowance for doubtful debts in respect of trade and other receivables during the year was as follows:

	For the year ended March 31
Particulars	2017	2018
Balance at the beginning of the year	1,515	2,544
Acquisition through business combination	182	—
Allowance for doubtful debts	973	150
Amounts written off against the allowance	(145)	(1,102)
Effects of movement in exchange rate	19	(13)
Balance at the end of the year	2,544	1,579

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

Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

As at March 31, 2017

Non-derivative financial liabilities	Carrying amount	Contractual cash flows*	6 months or less	6 - 12 months	1 - 2 years	2 - 5 years	More than 5 years
Secured bank loans	749	(890)	(146)	(142)	(262)	(337)	(3)
Trade and other payables	78,746	(78,746)	(78,746)	—	—	—	—
Other liabilities	5,518	(5,518)	(5,518)	—	—	—	—
Total	85,013	(85,154)	(84,410)	(142)	(262)	(337)	(3)

Notes: *	Represents undiscounted cash flows of interest and principal

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

As at March 31, 2018

Non-derivative financial liabilities	Carrying amount	Contractual cash flows*	6 months or less	6 - 12 months	1 - 2 years	2 - 5 years	More than 5 years
Secured bank loans	652	(756)	(143)	(136)	(214)	(254)	(9)
Trade and other payables	117,826	(117,826)	(117,826)	—	—	—	—
Other liabilities	6,180	(6,300)	(5,116)	(585)	(599)	—	—
Total	124,658	(124,882)	(123,085)	(721)	(813)	(254)	(9)
__________________

Notes: *	Represents undiscounted cash flows of interest and principal

Currency Risk

Exposure to Currency Risk

The Group is exposed to currency risk to the extent that there is a mismatch between the currencies in which sales and purchase of services are denominated and the respective functional currencies of Group companies. The functional currencies of Group companies are primarily the INR and USD.  The currencies in which these transactions are primarily denominated are INR, US dollars, and Euro.

The Group’s exposure to foreign currency risk was based on the following amounts as at the reporting dates (in equivalent USD):

Between USD and INR

	As at March 31
Particulars	2017	2018
Trade and other receivables	7,806	11,163
Trade and other payables	(65,427)	(99,176)
Cash and cash equivalents	83	1,279
Net exposure	(57,538)	(86,734)

Between EUR and USD

	As at March 31
Particulars	2017	2018
Trade and other receivables	416	—
Trade and other payables	(737)	(485)
Cash and cash equivalents	16	19
Net exposure	(305)	(466)

The following significant exchange rates applied during the year:

	Average exchange rate per unit		Reporting date rate per unit
			As at March 31
USD	2016-17	2017-18	2017	2018
INR 1	0.0149	0.0155	0.0154	0.0154
EUR 1	1.0975	1.1705	1.0682	1.2324

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Sensitivity Analysis

Any change in the exchange rate of USD against currencies other than INR and EUR is not expected to have significant impact on the Group’s profit or loss. Accordingly, a 10% appreciation of the USD as indicated below, against the INR would have increased loss by the amounts shown below and a 10% appreciation of the EUR as indicated below, against the USD would have increased loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables remain constant.

	For the year ended March 31
Particulars	2017	2018
10% strengthening of USD against INR	(5,480)	(8,260)
10% strengthening of EUR against USD	(29)	(44)

A 10% depreciation of the USD against INR, and 10%  depreciation of EUR against USD would have had the equal but opposite effect on the above currency to the amounts shown above, on the basis that all other variables remain constant.

Interest Rate Risk

Profile

At the reporting date the interest rate profile of the Group’s interest-bearing financial instruments was as follows:

	As at March 31
Particulars	2017	2018
Fixed rate instruments
Financial assets
Term deposits	95,673	202,335
Term deposits included in Cash and cash equivalents*	20,006	80,157
Financial liabilities
Secured bank loans	(749)	(652)
	114,930	281,840

*	Total cash and cash equivalents: USD 187,647 (March 31, 2017 : USD 101,704)

Fair Value Sensitivity Analysis for Fixed Rate Instruments

The Group does not account for any fixed rate financial assets and liabilities at fair value through profit or loss. Therefore, a change in interest rates at the reporting date would not affect profit or loss.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Fair Value

Fair Values versus Carrying Amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	As at March 31, 2017		As at March 31, 2018
Particulars	Carrying amount	Fair value	Carrying amount	Fair value
Assets carried at fair value (Available for sale)
Other investments	5,791	5,791	6,071	6,071
Receivable from related party	15,100	15,100	17,100	17,100
	20,891	20,891	23,171	23,171
Assets carried at amortised cost
(Loans and receivables)
Trade and other receivables	37,284	37,284	58,315	58,315
Term deposits	95,673	95,673	202,335	202,335
Cash and cash equivalents	101,704	101,704	187,647	187,647
Other assets	435	435	—	—
(Held-to-maturity)
Other investments	—	—	99	99
	235,096	235,096	448,396	448,396
Liabilities carried at amortized cost
(Other financial liabilities)
Secured bank loans	749	749	652	652
Trade and other payables	78,746	78,746	117,826	117,826
Employee related payables	5,514	5,514	6,180	6,180
Other liabilities	4	4	—	—
	85,013	85,013	124,658	124,658

The fair value measurements of financial assets and liabilities reported above have been categorized as Level 3 fair values based on the inputs to the valuation techniques used.

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	As at March 31, 2018
Particulars	Level 1	Level 2	Level 3	Total
Other investments	—	—	6,071	6,071
Receivable from related party	—	—	17,100	17,100
Total Assets	—	—	23,171	23,171

	As at March 31, 2017
Particulars	Level 1	Level 2	Level 3	Total
Other investments	—	—	5,791	5,791
Receivable from related party	—	—	15,100	15,100
Total Assets	—	—	20,891	20,891

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

The following tables shows a reconciliation from the beginning balances to the ending balances for fair value measurement in Level 3 of the fair value hierarchy:

	As at March 31, 2018
Particulars	Other investments	Receivable from related party
Opening balances	5,791	15,100
Total gains and losses recognized in:
—other comprehensive income	280	2,000
Closing balances	6,071	17,100

	As at March 31, 2017
Particulars	Other investments	Separable embedded derivative	Receivable from related party
Opening balances	6,690	61,929	—
Acquired through business combination	—	—	15,010
Total gains and losses recognized in:
—(profit) or loss	—	(42,427)	—
—other comprehensive income (loss)	(899)	—	90
Conversion of notes into ordinary shares	—	(19,502)	—
during the year (refer note 28)
Closing balances	5,791	—	15,100

The basis for determining fair values is disclosed in note 4.

There were no transfers between Level 1, Level 2 and Level 3 during the year.

Valuation Techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 3 fair values as at March 31, 2018 and March 31, 2017, as well as the significant unobservable inputs used.

Financial Instruments measured at fair value:

Type	Valuation technique	Significant unobservable inputs	Inter- relationship between significant unobservable inputs and fair value measurement
Other investments	Discounted cash flows: The valuation model considers the present value of expected free cash flows, discounted using a risk adjusted discount rate.

Forecast annual revenue growth rate : 15% - 137%

(March 31, 2017: 22% - 183%)

Forecast EBITDA margin:

(31%) - 17%

(March 31, 2017: (18%) - 39%)

Risk adjusted discount rate: 17.0% (March 31, 2017: 19.0%)

The estimated fair value would increase (decrease) if :

- the annual revenue growth rate were higher (lower)

- the EBITDA margin were higher (lower)

- the risk adjusted discount rate were lower (higher)

Receivable from related party	Binomial Lattice Model and Discounted Cash Flow method: The valuation model considers the discount rate, expected term, volatility, and equity value.	Risk free rate: 2.5% (March 31, 2017: 1.9%) Volatility : 35.60% (March 31, 2017: 41.40%) Equity value: USD 72,720 (March 31, 2017: USD 71,500)	The estimated fair value would increase (decrease) if : • the volatility were lower (higher) • the equity value were higher (lower)

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Financial Instruments not measured at fair value:

Type	Valuation technique	Significant unobservable inputs
Other financial assets and liabilities*	Discounted cash flows	Not applicable

Notes: *

other financial liabilities include secured bank loans, trade and other payables and other liabilities. Other financial assets include trade and other receivables, term deposits, cash and cash equivalents and other assets.

Sensitivity Analysis

Other investments

For the fair values of other investments, reasonably possible changes of 100 basis points at the reporting date to one of the significant unobservable inputs, holding other inputs constant, would have the following effects:

	For the year ended March 31, 2018
	Other Comprehensive Income
	Increase	Decrease
Annual revenue growth rate	364	(356)
EBITDA Margin	144	(144)
Risk adjusted discount rate	(624)	738

	For the year ended March 31, 2017
	Other Comprehensive Income
	Increase	Decrease
Annual revenue growth rate	195	(191)
EBITDA Margin	80	(80)
Risk adjusted discount rate	(370)	426

Receivable from related party

For the fair values of receivables from related party, reasonably possible changes of 500 basis points at the reporting date to one of the significant unobservable inputs, holding other inputs constant, would have the following effects:

	For the year ended March 31, 2018
	Other Comprehensive Income
	Increase	Decrease
Volatility	(100)	100
Equity value	700	(700)

	For the year ended March 31, 2017
	Other Comprehensive Income
	Increase	Decrease
Volatility	(200)	200
Equity value	400	(400)

Expected risk free rate is also a significant unobservable input in valuing the receivable from related party. The Company has considered reasonably possible changes of 50 basis points at the reporting date in risk free rate for the valuation of the receivable from related party however, it has no impact on the fair value of receivable from related party.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

36)	OPERATING LEASES

Leases as lessee

Non-cancellable operating lease rentals are payable as follows:

	As at March 31
Particulars	2017	2018
Less than one year	4,825	5,072
Between one and five years	16,766	17,015
More than five years	23,251	19,781
Total	44,842	41,868

The Group leases a number of offices under operating leases. The lease period ranges for a period of three to twelve years. Lease payments are increased after a specified period under such arrangements.

During the year ended March 31, 2018, USD 7,701 was recognized as rent expense under other operating expenses in profit or loss in respect of operating leases (March 31, 2017: USD 3,831, March 31, 2016: USD 2,949).

37)	CAPITAL COMMITMENTS

Estimated amount of contracts remaining to be executed on capital account and not provided for (net of advances) aggregate USD 48 as at March 31, 2018 (March 31, 2017: USD 1,848).

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Related parties and nature of related party relationships:

Nature of relationship	Name of related parties
Key management personnel	Deep Kalra
Key management personnel	Rajesh Magow
Key management personnel	Mohit Kabra
Key management personnel	Vivek N. Gour
Key management personnel	Aditya Tim Guleri (from April 1, 2016)
Key management personnel	James Jianzhang Liang# (from January 27, 2016)
Key management personnel	Oliver Minho Rippel* (from January 31, 2017)
Key management personnel	Patrick Luke Kolek* (from January 31, 2017)
Key management personnel	Charles St Leger Searle* (from January 31, 2017)
Key management personnel	Yuvraj (Raj) Thacoor* (from January 31, 2017 to April 30, 2018)
Key management personnel	Ashish Kashyap (from January 31, 2017 to September 30, 2017)
Key management personnel	Mohit Gupta (till May 31, 2017)
Key management personnel	Saujanya Shrivastava (from June 1, 2015 till May 31, 2017)
Key management personnel	Yuvaraj Srivastava (from June 1, 2015 till May 31, 2017)
Key management personnel	Sanjay Mohan (from June 1, 2015 till May 31, 2017)
Key management personnel	Ranjeet Oak (from June 1, 2015 till May 31, 2017)
Key management personnel	Anshuman Bapna (from July 1, 2015 till May 31, 2017)
Key management personnel	Frederic Lalonde (till January 31, 2017)
Key management personnel	Philip Wolf (till January 31, 2017)
Key management personnel	Ranodeb Roy (till January 31, 2017)
Key management personnel	Keyur Joshi (till April 30, 2015)
Key management personnel	Sharat Singh (from June 1, 2015 till October 9, 2015)
Entity providing Key management personnel services	SGG Corporate Services (Mauritius) Limited (formerly known as CIM Corporate Services Limited)
Entities having significant influence over the Company and its subsidiaries	Naspers Limited and its subsidiaries (from January 31, 2017)
Equity—accounted investee	My Guest House Accommodations Private Limited
Equity—accounted investee	Simplotel Technologies Private Limited
Equity—accounted investee	Saaranya Hospitality Technologies Private Limited (from January 31, 2017)
Equity-accounted investee and its subsidiaries	HolidayIQ Pte. Ltd and its subsidiaries

Note:	#nominee of Ctrip and * nominees of MIH Internet SEA Pte. Ltd. (subsidiary of Naspers Limited)

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

(A) Transactions with Key Management Personnel:

Key Management Personnel Compensation**

Key management personnel compensation comprised:

	For the year ended March 31
Particulars	2016	2017	2018
Short-term employee benefits	2,373	3,142	4,976
Contribution to defined contribution plan	77	108	94
Share based payment	7,688	14,892	27,714
Legal and professional	112	150	86
Total	10,250	18,292	32,870

Note: **	Provision for gratuity and compensated absences has not been considered, since the provisions are based on actuarial valuations for the Group’s entities as a whole.

During the year ended March 31, 2018, USD 2,179 was accrued as severance cost to be paid to Ashish Kashyap over the period of two years in equal monthly installments as per the separation agreement entered with him. As at March 31, 2018, USD 1,656 is outstanding against amount payable towards severance cost.

(B) Transactions with Entity providing Key Management Personnel Services:

	For the year ended March 31
Transactions	2016	2017	2018
Key management personnel services	2	3	2
Consultancy services	14	23	22

	As at March 31
Balance Outstanding	2017	2018
Trade and other payables	3	—

(C) Transactions with entity having significant influence over the company and its subsidiaries:

a) Pursuant to the acquisition of Ibibo Group, the Company received an entitlement on future proceeds from sale of stake in an Indian entity, engaged in the business-to-business online travel industry, from MIH Internet SEA Pte. Ltd. (MIH) (subsidiary of Naspers Limited). As of March 31, 2018, other current assets include USD 17,100 (March 31, 2017: other non-current assets includes USD 15,100), which represents the fair value of the above entitlement (refer note 7 (a), 23 and 25).

As per the terms of the acquisition agreement, as a key condition to the completion of the transaction, MIH contributed its pro rata share of consolidated net working capital of approximately USD 82,826 in cash to MMYT at the closing (which was subject to adjustments after completion). In May 2017, MIH agreed to the working capital adjustment and total pro rate share contributed by MIH was USD 83,260. The difference of USD 434 was receivable and was included under other current assets as at March 31, 2017 (refer note 7 (a) and 23). During the year ended March 31, 2018, the amount has been received by the Company.

b) Placement of Class B Shares to MIH Internet SEA Pte Ltd: On May 5, 2017, MIH Internet SEA Pte Ltd. purchased 3,666,667 Class B Shares from the Company at a price of $36.00 per Class B share, for an aggregate consideration of USD 132,000 (refer note: 26).

c) During the year ended March 31, 2017, Naspers Limited had issued letters of support of USD 8,487 to a bank for the issuance of bank guarantees (amount outstanding in respect of bank guarantee as at March 31, 2017: USD 6,258) in favor of certain suppliers of ibibo Group Private Limited, a subsidiary of MakeMyTrip Limited, in respect of amounts due and payable by ibibo Group Private Limited. During the year ended March 31, 2018, these have been annulled and no amount in respect of these letters of support is outstanding as at March 31, 2018.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

d) Other transactions with subsidiaries of the entity having significant influence over the company:

The Company collects payment from end customers through subsidiaries of Nasper Limited which are online payment service providers. In this arrangement, payment of USD 1,252,022 (March 31, 2017: USD 140,069, March 31, 2016: Nil) is collected these entities on behalf of the Company and such amounts are remitted to the Company within a predefined time period. Further, service fee of USD 14,940 (March 31, 2017: USD 1,746, March 31, 2016: Nil) is charged by these entities for rendering these services to the Company, which is recognized under payment gateway charges (refer note 13).

The Company procured air tickets of USD 21,567 (March 31, 2017: USD 3,227, March 31, 2016: Nil) as an agent from one of the subsidiary of Naspers Limited, which operates as a travel product aggregator. The Company earned USD 221, (March 31, 2017: USD 32 March 31, 2016: Nil) from this entity as commission in the current year on procurement of such tickets. Further, the Company also sold hotel room nights of USD 2,731 (March 31, 2017: USD 692, March 31, 2016: Nil) to this entity and paid commission expense of USD 70 (March 31, 2017: USD 37, March 31, 2016: Nil).

The Company reimbursed expenses of USD 1 (March 31, 2017: USD 40, March 31, 2016: Nil) against various expenses incurred on behalf of the Company by the subsidiaries of Naspers Limited.

	As at March 31
Balance Outstanding	2017	2018
Trade and other receivables	3,156	4,879

Transactions with equity-accounted investee and its subsidiaries:

a)	My Guest House Accommodations Private Limited (‘MGH’)

MGH has granted perpetual, transferable and irrevocable access of its technology platform license to the Company. The Company has classified the license of USD 886 as capital work in progress under intangible assets with a corresponding income in the statement of profit or loss and comprehensive income (loss) under "Other Income". The license was valued using the replacement cost method.

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

d)	HolidayIQ Pte. Ltd and its subsidiaries

	For the year ended March 31
Transactions	2016	2017	2018
Revenue from air ticketing	2	27	36
Services received	72	34	75

	As at March 31
Balance Outstanding	2017	2018
Trade and other receivables	—	10

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

39)	LIST OF MATERIAL SUBSIDIARIES

Name of entity	Place of Incorporation	Ownership interest as at March 31, 2017	Ownership interest as at March 31, 2018
1. MakeMyTrip Inc.	Delaware, USA	100%	100%
2. MakeMyTrip (India) Private Limited	India	100%	100%
3. Ibibo Group Holdings (Singapore) Pte. Ltd.	Singapore	100%	100%
4. Ibibo Group Private Limited	India	100%	100%
5. Luxury Tours & Travel Pte. Ltd.	Singapore	100%	100%
6. Luxury Tours (Malaysia) Sdn Bhd.	Malaysia	100%	100%
7. ITC Bangkok Co. Ltd.	Thailand	100%	100%

40)	CONTRIBUTION BY NON-CONTROLLING INTEREST

In August 2017, Bona Vita Technologies Private Limited (“Bona Vita”), one of the Parent Company’s subsidiary, raised USD 5,500 by way of rights issue to Parent Company and a new investor, H.I.S Co. Ltd., Japan (“HIS”). Bona Vita issued Series B Fully and Compulsorily Convertible, Non-Cumulative, Preference Shares (“Series B CCPS”) to Parent Company and HIS and equity shares to HIS. The amount contributed by Parent Company was USD 2,500 and by HIS was USD 3,000.

41)	CHANGE IN CLASSIFICATION
(a)

During the year ended March 31, 2018, the Group modified the classification of ‘employees related payables’ from ‘accrued expenses’ classified in ‘Trade and other payables’ to ‘other current liabilities’ to reflect more appropriately the nature of such payables to the employees. Comparative amounts in the notes to the consolidated financial statements were reclassified for consistency. As a result, 5,514 as at March 31, 2017 was reclassified from ‘accrued expenses’ classified in ‘Trade and other payables’ to ‘other current liabilities’.

(b)

During the year ended March 31, 2018, the Group modified the classification of amount received in respect of vouchers sold to corporate customers from ‘other trade payables’ classified in ‘other current liabilities’ to ‘advance from customers’ classified in ‘other current liabilities’ to reflect more appropriately the nature of such amount received. Comparative amounts in the notes to the consolidated financial statements were reclassified for consistency. As a result USD 1,870  as at March 31, 2017 was reclassified from ‘other trade payables’ to ‘advance from customers’.

(c)

During the year ended March 31, 2017, the Group modified the classification of ‘Employees welfare expenses’ to reflect more appropriately the nature of such costs paid to the employees. Comparative amounts in the notes to the consolidated financial statements were reclassified for consistency. As a result, USD 13 for the year ended March 31, 2016 was reclassified from ‘Employees welfare expenses’ to ‘Wages, salaries and other short term employees benefits’’ included under ‘Personnel Expense’.

(d)

During the year ended March 31, 2017, the Group modified the classification of ‘prepaid expenses’ between current and non-current. Comparative amounts in the consolidated statement of financial position and the related notes were reclassified for consistency. As a result, USD 53 as at March 31, 2016 was reclassified from ‘other current assets’ to ‘other non-current assets’.

42)	CONTIGENCIES

MakeMyTrip Limited is a respondent in a Singapore International Arbitration Centre (SIAC) arbitration proceeding commenced by former shareholders of the Hotel Travel Group, which was acquired in November 2012. The dispute has arisen in connection with certain earn out provisions in the share purchase agreement dated September 26, 2012 between the Hotel Travel Group, its former shareholders and MakeMyTrip Limited, under which these former shareholders agreed to sell and transfer to MakeMyTrip Limited, the share capital of the Hotel Travel Group. The sum in dispute is approximately USD 35,000. As of date of this Annual Report, the arbitration remains pending. MakeMyTrip Limited will continue to defend vigorously against the claims, and in

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

addition has also brought counterclaims in these proceedings against the former shareholders in connection with breaches of the share purchase agreement. MakeMyTrip Limited believes that it has a strong case in its favor based on its counsel’s opinion and no reserve is required to be set-up as at March 31, 2018.

43)	QUARTERLY FINANCIAL DATA (UNAUDITED)

	For the three months ended				Year Ended
	30-Jun-17	30-Sep-17	31-Dec-17	31-Mar-18	31-Mar-18
Revenue
Air ticketing	41,325	40,322	40,474	45,270	167,391
Hotels and packages	134,574	98,274	113,720	93,395	439,963
Other revenue	16,157	14,321	18,283	19,141	67,902
Total revenue	192,056	152,917	172,477	157,806	675,256
Other income	12	88	174	161	435
Service cost
Procurement cost of hotel and packages Services	58,357	32,271	43,730	34,989	169,347
Other cost of providing services	1,819	1,376	1,661	1,674	6,530
Personnel expenses	29,821	29,015	26,894	28,427	114,157
Marketing and sales promotion expenses	133,021	115,947	108,971	93,879	451,818
Other operating expenses	29,599	28,272	32,632	30,063	120,566
Depreciation, amortization and impairment	7,447	7,707	6,931	10,627	32,712
Result from operating activities	(67,996)	(61,583)	(48,168)	(41,692)	(219,439)
Loss before tax	(68,415)	(62,271)	(45,432)	(44,031)	(220,149)
Loss for the period	(68,454)	(62,321)	(45,348)	(44,117)	(220,240)

	For the three months ended				Year Ended
	30-Jun-16	30-Sep-16	31-Dec-16	31-Mar-17*	31-Mar-17*
Revenue
Air ticketing	23,880	23,556	38,216	32,862	118,514
Hotels and packages	95,571	57,628	82,175	78,880	314,254
Other revenue	1,775	1,925	2,857	8,291	14,848
Total revenue	121,226	83,109	123,248	120,033	447,616
Other income	-	206	93	64	363
Service cost
Procurement cost of hotel and packages services	62,358	29,913	46,703	34,945	173,919
Personnel expenses	13,141	14,243	13,652	32,700	73,736
Marketing and sales promotion expenses	52,679	48,358	44,552	78,835	224,424
Other operating expenses	18,669	17,419	18,202	27,295	81,585
Depreciation, amortization and impairment	2,191	2,496	3,377	21,638	29,702
Result from operating activities	(27,812)	(29,114)	(3,145)	(75,316)	(135,387)
Profit (Loss) before tax	(14,284)	(39,350)	16,608	(73,084)	(110,110)
Profit (Loss) for the period	(14,314)	(39,447)	16,556	(73,098)	(110,303)

*

The operations of ibibo Group have been consolidated in the financial statements of the Group from January 31, 2017. During the three months ended March 31, 2017, ibibo Group contributed revenue of USD 28,740 and loss of USD 26,470 to the Group’s result.