Form 20-F
period 2019-03-31
MakeMyTrip Ltd
filed 2019-07-23
CIK 1495153

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2019

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

Mohit Kabra

Group Chief Financial Officer

19th Floor, Building No. 5

DLF Cyber City

Gurugram, India, 122002

(91-124) 439-5000

groupcfo@go-mmt.com

(Name, Telephone, E-mail and/or facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Ordinary Shares, par value $0.0005 per share	MMYT	Nasdaq Global Market
(Title of Class)	(Trading Symbol)	(Name of Exchange On Which Registered)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report.

Class	Number of Shares Outstanding as of March 31, 2019
Ordinary shares, $0.0005 par value per share (“ordinary shares”)	60,303,844 shares outstanding
Class B convertible ordinary shares, par value $0.0005 per share (“Class B Shares”)	42,638,206 shares outstanding

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

Yes  ☒            No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

Yes  ☐            No  ☐

CONVENTIONS USED IN THIS ANNUAL REPORT

In this Annual Report, we refer to information regarding the travel service industry and our competitors from market research reports, analyst reports and other publicly available sources. We also refer to data from the United States Central Intelligence Agency World Factbook (the “CIA World Factbook”), the Directorate General of Civil Aviation, the Indian governmental regulatory body for civil aviation (“DGCA”), SimilarWeb, App Annie and the McKinsey Global Institute (“McKinsey”).

We conduct our business principally through our Indian subsidiaries, MakeMyTrip (India) Private Limited (“MMT India”), and Ibibo Group Private Limited (“ibibo India”), a wholly-owned subsidiary of Ibibo Group Holdings (Singapore) Pte. Ltd. (together with its subsidiaries, including ibibo India, the “ibibo Group”), which we acquired from MIH Internet SEA Pte. Ltd. (“MIH Internet”), on January 31, 2017. Our other principal operating subsidiaries include ITC Bangkok Co., Ltd., Thailand, the main operating entity of the group of companies known as the ITC Group; Luxury Tours & Travel Pte Ltd, Singapore (“Luxury Tours”); Luxury Tours (Malaysia) Sdn. Bhd. (“Luxury Tours (Malaysia)”); MakeMyTrip Inc. (“MMT USA”); Bitla Software Private Limited (“Bitla”); and Quest2Travel.com India Private Limited (“Quest2Travel”) acquired on April 30, 2019. In this Annual Report, unless otherwise stated or unless the context otherwise requires, references to “we,” “us,” “our,” “our company” or “our group” are to MakeMyTrip Limited and its subsidiaries collectively, and references to “our holding company” are to MakeMyTrip Limited on a standalone basis.

In this Annual Report, references to “US,” the “United States” or “USA” are to the United States of America, its territories and its possessions, references to “India” are to the Republic of India, references to “Colombia” are to the Republic of Colombia, references to “Indonesia” are to the Republic of Indonesia, references to “Mauritius” are to the Republic of Mauritius, references to “the Netherlands” are to the Kingdom of the Netherlands, references to “Peru” are to the Republic of Peru, references to “Singapore” are to the Republic of Singapore, references to “Malaysia” are to the Federation of Malaysia and references to “Thailand” are to the Kingdom of Thailand. References to “$,” “dollars” or “US dollars” are to the legal currency of the United States and references to “Rs.,” “Rupees” or “Indian Rupees” are to the legal currency of India. In this Annual Report, references to “customers” are to our end customers or travelers and references to “suppliers” are to our travel suppliers.

Solely for the convenience of the reader, this Annual Report contains translations of certain Indian Rupee amounts into US dollars at specified rates. Except as otherwise stated in this Annual Report, all translations from Indian Rupees to US dollars are based on the noon buying rate of Rs. 69.16 per $1.00 in the City of New York for cable transfers of Indian Rupees, as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2019. No representation is made that the Indian Rupee amounts referred to in this Annual Report could have been or could be converted into US dollars at such rates or any other rates. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Unless otherwise indicated, the consolidated statement of profit or loss and other comprehensive income (loss) and related notes for fiscal years 2017, 2018 and 2019 and consolidated statement of financial position as of March 31, 2018 and 2019 included elsewhere in this Annual Report have been prepared in accordance with International Financial Reporting Standards, (“IFRS”), as issued by the International Accounting Standards Board, (“IASB”). References to a particular “fiscal year” are to our fiscal year ended March 31 of that year. Our fiscal quarters end on June 30, September 30, December 31 and March 31. References to a year other than a “fiscal” year are to the calendar year ended December 31. Our financial and operating results for fiscal year 2017 include the financial and operating results of the ibibo Group for the two months ended March 31, 2017 following the completion of our acquisition of the ibibo Group on January 31, 2017 and for the full year in fiscal year 2018 and 2019.

CERTAIN NON-IFRS MEASURES

We also refer in various places within this Annual Report to “Adjusted Operating Profit (Loss),” “Adjusted Net Profit (Loss),” “Adjusted Revenue,” “Adjusted Diluted Earnings (Loss) per Share” and “Adjusted Revenue Margins” which are non-IFRS measures.

For a description of the components and calculation of “Adjusted Operating Profit (Loss),” Adjusted Net Profit (Loss),” and “Adjusted Diluted Earnings (Loss) per Share” and a reconciliation of these non-IFRS measures to the most directly comparable IFRS measures, see “Item 5. Operating and Financial Review and Prospects — Certain Non-IFRS Measures” elsewhere in this Annual Report. We believe that our current calculations of Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per Share represent a balanced approach to adjusting for the impact of certain discrete, unusual or non-cash items and other items such as promotion expenses in the nature of customer discounts, customer inducement/acquisition costs and loyalty program costs which are useful in measuring our results and provide investors and analysts a representation of our operating results.

Change in Non-IFRS Financial Measure: In the first quarter of fiscal year 2019 (i.e. the quarter ended June 30, 2018), we changed the non-IFRS financial measure “Revenue less Service costs” to “Adjusted Revenue”. We evaluate our financial performance based on Adjusted Revenue which was previously based on Revenue less Service Cost. Revenue less Service Cost was calculated as revenue as per IFRS to which certain promotion expenses recorded as a reduction of revenue are added back, and cost for the acquisition of relevant services and products for sale to customers are deducted. Adjusted Revenue represents IFRS revenue after adding back promotion expenses in the nature of customer discounts, customer inducement/acquisition costs and loyalty program costs which are reported as a reduction of revenue, and deducting the cost of acquisition of services primarily relating to sales to customers where the company acts as the principal, as we believe that Adjusted Revenue reflects the value addition of the travel services that we provides to our customers. The impact of this change on the comparative numbers for the previous years is not material and accordingly, the Adjusted Revenue and Adjusted Revenue Margin information for the years ended March 31, 2015, 2016, 2017 and 2018 represent previously reported Revenue less Service costs and Net Revenue Margin information for such years and have not been adjusted. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our Adjusted Revenue may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

Our Consolidated Statement of Profit or Loss and Other Comprehensive Income (Loss) reports promotion expenses as a reduction of revenue in the respective revenue lines. Our revenues are recognized on a “net” basis when we are acting as an agent, and on a “gross” basis when we are the “Principal.” See “Item 5. Operating and Financial Review and Prospects — Our Revenue, Service Cost and Other Revenue and Expenses — Revenue.” Income from packages, including income on airline tickets sold to customers as a part of tours and packages is accounted for on a gross basis as the Company controls the services before they are transferred to travelers. Revenue from the packages business which is accounted for on a “gross” basis represents the total amount paid by customers for these travel services and products, while our cost of procuring the relevant services and products for sale to our customers in this business is classified as service cost. We believe that Adjusted Revenue reflects the value addition of the travel services that we provide to customers in our packages business where we are the principal and is similar to the revenue on a “net” basis for our air ticketing, hotels, and bus ticketing business where we act as an agent.

We believe that our current calculations of Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss), Adjusted Revenue, Adjusted Revenue Margin and Adjusted Diluted Earnings (Loss) per Share represent a balanced approach to adjusting for the impact of certain discrete, unusual or non-cash items and other items such as promotion expenses in the nature of customer discounts, customer inducement/acquisition costs and loyalty program costs which are useful in measuring our results and provide investors and analysts a representation of our operating results. We believe that investors and analysts in our industry use these non-IFRS measures to compare our company and our performance to that of our global peers.

The IFRS measures most directly comparable to “Adjusted Operating Profit (Loss),” “Adjusted Net Profit (Loss)” and “Adjusted Diluted Earnings (Loss) per Share” are results from operating activities, profit (loss) for the year and diluted earnings (loss) per share, respectively. Each item is more fully explained in “Item 5. Operating and Financial Review and Prospects.” We believe that adjustments to these IFRS measures provide investors and a analysts representation of our operating results. A limitation of using Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per Share instead of operating profit (loss), net profit (loss) and diluted earnings (loss) per share calculated in accordance with IFRS as issued by the IASB is that these non-IFRS financial measures exclude a recurring cost, namely share-based compensation. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per Share. The presentation of these non-IFRS measures is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. For further information and a reconciliation of these non-IFRS measures to the most directly comparable IFRS measures, see “Item 5. Operating and Financial Review and Prospects — Certain Non-IFRS Measures” elsewhere in this Annual Report.

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

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information — D. Risk Factors,” and the following:

•	our ability to maintain and expand our supplier relationships;
•	our reliance on technology;
•	our ability to expand our business, implement our strategy and effectively manage our growth;
•	our ability to successfully implement our growth strategy;
•	our ability to attract, train and retain executives and other qualified employees;
•	increasing competition in the Indian travel industry;
•	risks associated with online commerce security; and
•	political and economic stability in and around India, Thailand, and other key travel destinations in Asia, Europe and Latin America.

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

A. Selected Consolidated Financial Data

The following selected consolidated statement of profit or loss and other comprehensive income (loss) data for fiscal years 2017, 2018 and 2019 and the selected consolidated statement of financial position data as of March 31, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. Our financial and operating results for fiscal year 2017 include the financial and operating results of the ibibo Group for the two months ended March 31, 2017 following the completion of our acquisition of the ibibo Group on January 31, 2017, and for the full year in fiscal years 2018 and 2019.

The selected consolidated statement of profit or loss and other comprehensive income (loss) data for fiscal years 2015 and 2016 and the selected consolidated statement of financial position data as of March 31, 2015, 2016 and 2017 have been derived from our audited consolidated financial statements not included in this Annual Report. The financial data set forth below should be read in conjunction with, and is qualified by reference to, “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and notes thereto included elsewhere in this Annual Report. Our consolidated financial statements are prepared and presented in accordance with IFRS as issued by the IASB. Our historical results do not necessarily indicate results expected for any future period.

	Fiscal Year Ended March 31,
	2015	2016	2017	2018	2019
	(in thousands, except per share data and share count)
Consolidated Statement of Profit or Loss and Other Comprehensive Income (Loss) Data:
Revenue:
Air ticketing	$74,325	$78,172	$118,514	$167,391	$166,714
Hotels and packages	220,512	251,713	314,254	439,963	237,524
Bus ticketing(1)	637	696	5,615	50,932	53,745
Other revenue	4,188	5,473	9,233	16,970	28,028
Total revenue	299,662	336,054	447,616	675,256	486,011
Other income	853	1,014	363	435	220
Service cost:
Procurement cost of hotels and packages services	(157,897)	(165,264)	(173,919)	(169,347)	(160,824)
Other cost of providing services	(2,816)	(1,770)	—	(6,530)	(12,588)
Personnel expenses	(44,318)	(49,018)	(73,736)	(114,157)	(113,567)
Marketing and sales promotion expenses	(42,724)	(108,966)	(224,424)	(451,818)	(192,080)
Other operating expenses	(59,345)	(67,954)	(81,585)	(120,566)	(133,295)
Depreciation, amortization and impairment	(7,955)	(10,923)	(29,702)	(32,712)	(26,817)
Results from operating activities	(14,540)	(66,827)	(135,387)	(219,439)	(152,940)
Net finance income (costs)	(3,544)	(18,741)	26,979	1,288	(4,870)
Impairment in respect of an equity- accounted investee	—	(959)	—	—	(9,926)
Share of loss of equity-accounted investees	(139)	(1,860)	(1,702)	(1,998)	(887)
Loss before tax	(18,223)	(88,387)	(110,110)	(220,149)	(168,623)
Income tax benefit (expense)	(135)	(155)	(193)	(91)	740
Loss for the year	$(18,358)	$(88,542)	$(110,303)	$(220,240)	$(167,883)
Loss per share (including Class B Shares):
Basic	$(0.44)	$(2.12)	$(2.09)	$(2.18)	$(1.61)
Diluted	$(0.44)	$(2.12)	$(2.09)	$(2.18)	$(1.61)
Weighted average number of shares outstanding (including Class B Shares):
Basic	41,808,897	41,714,518	52,607,986	100,394,080	103,989,421
Diluted	41,808,897	41,714,518	52,607,986	100,394,080	103,989,421

(1)

Until March 31, 2018, for internal reporting purposes, our “Bus Ticketing” revenue was included under the “Other” segment. Effective April 1, 2018, we changed the composition of our operating segments which has resulted in “Bus Ticketing” now being reported as a separate segment. Following this change in the composition of our reportable segments, we have restated the corresponding items of segment information for fiscal years 2017 and 2018. In addition, Bus Ticketing revenue information for fiscal years 2015 and 2016 has been presented for comparative purposes.

The following table sets forth a summary of our consolidated statement of financial position as of March 31, 2015, 2016, 2017, 2018 and 2019:

	As of March 31,
	2015	2016	2017	2018	2019
	(in thousands)
Consolidated Statement of Financial Position Data:
Trade and other receivables, net	$29,852	$29,168	$37,284	$58,315	$55,462
Term deposits	93,492	169,312	95,673	202,335	134,133
Cash and cash equivalents	49,857	53,434	101,704	187,647	177,990
Net current assets	98,173	157,925	128,787	340,614	236,075
Total assets	279,615	400,989	1,544,784	1,765,456	1,570,286
Total equity	157,854	77,609	1,405,462	1,558,932	1,357,368
Loans and borrowings	499	197,300	749	652	707
Trade and other payables	103,655	110,296	121,563	181,430	110,970
Total liabilities	121,761	323,380	139,322	206,524	212,918
Total equity and liabilities	$279,615	$400,989	$1,544,784	$1,765,456	$1,570,286

Other Data:

The following table sets forth, for the periods indicated, certain selected consolidated financial and other data:

	Fiscal Year Ended March 31,
	2015	2016	2017	2018	2019
	(in thousands, except percentages)
Unit metrics(1)
Air ticketing - flight segments(2)	*	*	20,560	33,339	39,485
Hotels and packages - room nights(3)	*	*	10,535	21,911	26,611
Standalone hotels-online - room nights(3)(4)	*	*	9,102	20,998	25,911
Bus ticketing - travelled tickets	*	*	5,479	39,570	61,464

Adjusted Revenue:(5)
Air ticketing	$71,509	$76,402	$118,514	$202,064	$234,153
Hotels and packages	62,615	86,449	140,335	313,684	351,615
Bus ticketing(6)	637	696	5,615	44,402	58,825
Others	4,188	5,473	9,233	16,970	28,831
	$138,949	$169,020	$273,697	$577,120	$673,424
Gross bookings:(7)
Air ticketing	$1,175,379	$1,275,748	$1,545,152	$2,704,522	$3,214,545
Hotels and packages	472,998	565,765	745,136	1,389,623	1,515,464
Bus ticketing	*	*	63,273	496,920	716,135
Adjusted Revenue Margin:(8)
Air ticketing	6.1%	6.0%	7.7%(9)	7.5%	7.3%
Hotels and packages	13.2%	15.3%	18.8%	22.6%	23.2%
Bus ticketing	*	*	8.9%	8.9%	8.2%

Notes:

(1)

In fiscal year 2019, we discontinued tracking of our number of air ticketing and hotels and packages transactions as measures of our business performance in our air ticketing and hotels and packages segments. Instead, we began tracking flight segments in our air ticketing business, room nights in our hotel and packages business and travelled tickets in our bus ticketing business. Information on these measures for 2017 and 2018 have been presented for comparative purposes. Years where information is not available are denoted by *.

(2)	A “flight segment” refers to a flight between two cities, whether or not such flight is part of a larger or longer itinerary.
(3)

“Room nights,” also referred to as a “hotel-room nights,” is the total number of hotel rooms occupied by a customer or group, multiplied by the number of nights that such customer or group occupies those rooms.

(4)	“Standalone Hotels – Online” include Standalone Hotels booked on desktops, laptops, mobiles and other online platforms.
(5)

As certain parts of our revenue are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on Adjusted Revenue, which is a non-IFRS measure, as we believe that Adjusted Revenue reflects the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our Adjusted Revenue may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

The following table reconciles our revenue (an IFRS measure) to Adjusted Revenue (a non-IFRS measure):

	Air Ticketing					Hotels and Packages
	Fiscal Year Ended March 31,					Fiscal Year Ended March 31,
	2015	2016	2017	2018	2019	2015	2016	2017	2018	2019
	(in thousands)
Revenue as per IFRS(a)	$74,325	$78,172	$118,514	$167,391	$166,714	$220,512	$251,713	$314,254	$439,963	$237,524
Add: Promotion expenses recorded as a reduction of revenue	—	—	—	34,673	68,632	—	—	—	43,068	274,915
	$74,325	$78,172	$118,514	$202,064	$235,346	$220,512	$251,713	$314,254	$483,031	$512,439
Less:
Service Cost as per IFRS	2,816	1,770	—	—	1,193	157,897	165,264	173,919	169,347	160,824
Adjusted Revenue	$71,509	$76,402	$118,514	$202,064	$234,153	$62,615	$86,449	$140,335	$313,684	$351,615

	Bus Ticketing					Others						Total
	Fiscal Year Ended March 31,					Fiscal Year Ended March 31,						Fiscal Year Ended March 31,
	(in thousands)
	2015	2016	2017	2018	2019	2015	2016	2017	2018	2019		2015	2016	2017	2018	2019
Revenue as per IFRS(a)	$637	$696	$5,615	$50,932	$53,745	$4,188	$5,473	$9,233	$16,970	$28,028		$299,662	$336,054	$447,616	$675,256	$486,011
Add: Promotion expenses recorded as a reduction of revenue	—	—	—	$—	$13,950	—	—	—	—	861		—	—	—	77,741	358,358
	$637	$696	$5,615	$50,932	$67,695	$4,188	$5,473	$9,233	$16,970	$28,889		$299,662	$336,054	$447,616	$752,997	$844,369
Less:
Service Cost as per IFRS	—	—	—	6,530	8,870	—	—	—	—	58	^	160,713	167,034	173,919	175,877	170,945	^
Adjusted Revenue	$637	$696	$5,615	$44,402	$58,825	$4,188	$5,473	$9,233	$16,970	$28,831		$138,949	$169,020	$273,697	$577,120	$673,424

“a” Effective April 1, 2018, we adopted the new revenue recognition standard IFRS 15, where promotion expenses have been recorded as a reduction of revenue. We have adopted the new standard by using the cumulative effect method and accordingly the comparative information has not been restated.

“^”Loyalty program costs amounting to $2.5 million have been excluded from service cost for the fiscal year 2019 relating to “Others”, and have been included in marketing and sales promotion expenses.

(6)

Until March 31, 2018, for internal reporting purposes, our “Bus Ticketing” revenue was included under the “Others” segment. Effective April 1, 2018, we changed the composition of our operating segments which has resulted in “Bus Ticketing” now being reported as a separate segment. Following this change in the composition of our reportable segments, we have restated the corresponding items of segment information for fiscal years 2017 and 2018. In addition, Bus Ticketing revenue information for fiscal years 2015 and 2016 has been presented for comparative purposes. Bus ticketing gross booking information for fiscal years 2015 and 2016 is not available and denoted by *.

(7)

Gross bookings represent the total amount paid by our customers for the travel services and products booked through us, including taxes, fees and other charges, and are net of cancellations, discounts and refunds.

(8)	Adjusted Revenue Margin is defined as Adjusted Revenue as a percentage of gross bookings.
(9)

In fiscal year 2017, we recognized incremental revenue of $9.2 million based on quarterly evaluation of trends of refund rights exercised by our customers along with a change in the estimate for provisions for cancelled tickets pursuant to confirmation from a supplier. Excluding such incremental revenue, our Adjusted Revenue Margin for air ticketing for fiscal year 2017 would be 7.1%.

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

Risks Related to Us and Our Industry

Declines or Disruptions in the Travel Industry Could Adversely Affect Our Business and Financial Performance.

Our business and financial performance is affected by the health of the travel industry in India and worldwide, including changes in supply and pricing. Events specific to the travel industry that could negatively affect our business include changes in the commercial aviation landscape, fare increases, travel-related strikes or labor unrest, general civil unrest, fuel price volatility and bankruptcies or liquidations of our suppliers. Political and social unrest, including in India, the Middle East, Southeast Asia, Europe, and the Maldives has also adversely impacted travel to and within India at times in the past. Such events, particularly in the Middle East, also impact crude oil prices which may have an adverse impact on the travel industry globally, including our business. Sudden disruptions in travel have also followed terrorist attacks carried out internationally, such as in the United States, Sri Lanka, Paris, Brussels and the United Kingdom, as well as domestically in India.  Adverse weather conditions or other natural disasters, such as the April 2019 cyclone in Odisha (India), the April 2015 Nepal earthquake, the September 2014 Kashmir (India) floods and pandemic situations. In addition, the drop in the average value of the Indian Rupee as compared to the US dollar in fiscal year 2019 adversely impacted the Indian travel industry as it made travel for Indian consumers outside of India more expensive.

The majority of the domestic Indian air travel industry is concentrated among a small base of domestic airlines. Therefore, adverse market developments, particularly among the most dominant domestic airlines, are more likely to impact our business. For example, in April 2019, Jet Airways (India) Limited, one of the leading airlines in India, suspended all of its flight operations, which reduced the supply of air travel tickets available on our platform.

Additionally, our business is sensitive to safety concerns, and thus our business has in the past declined and may in the future decline after incidents of actual or threatened terrorism, during periods of political instability or conflict or during other periods in which travelers become concerned about safety issues, including as a result of natural disasters such as tsunamis or earthquakes or when travel might involve health-related risks, such as the influenza A virus (H1N1), avian flu (H5N1 and H7N9), Severe Acute Respiratory Syndrome, the Zika virus or other epidemics or pandemics. In addition, there may be work stoppages or labor unrest at airlines or airports. Acts of terrorism and adverse weather conditions or other natural disasters such as those mentioned above may also in the future have a negative impact on our tourism business. Hotels, airlines, airports and cruises have in recent years been the subject of terrorist attacks in India, Spain, Egypt, Russia, Turkey, Sri Lanka, France, Belgium and the United Kingdom. Such events are outside our control and could result in a significant decrease in demand for our travel services. Any such decrease in demand, depending on its scope and duration, together with any other issues affecting travel safety, could significantly and adversely affect our business and financial performance over the short and long term. The occurrence of such events could result in disruptions to our customers’ travel plans and we may incur additional costs and constrained liquidity if we provide relief to affected customers by not charging cancellation fees or by refunding the cost of airline tickets, hotel reservations and other travel services and products. If there is a prolonged substantial decrease in travel volumes, particularly air travel and hotels, for these or any other reasons, our business, financial condition and results of operations would be adversely affected.

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

Unfavorable changes in the above factors or in other business and economic conditions affecting our customers could result in fewer reservations made through our websites and/or lower our Adjusted Revenue Margins, and have a material adverse effect on our financial condition and results of operations.

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

If We Are Unable to Maintain Existing, and Establish New, Arrangements with Travel Suppliers, Our Business May Be Adversely Affected.

Our business is dependent on our ability to maintain our relationships and arrangements with existing suppliers, such as airlines which supply air tickets to us directly, Amadeus IT Group SA and Travelport Worldwide Ltd, our global distribution system, or GDS, service providers, Indian Railways, hotels, hotel suppliers and destination management companies, bus operators and car hire companies, as well as our ability to establish and maintain relationships with new travel suppliers. A substantial portion of our Revenue and Adjusted Revenue is derived from fees and commissions negotiated with travel suppliers for bookings made through our websites, mobile platforms or via our other distribution channels. Adverse changes in existing arrangements, including an inability by any travel supplier to fulfill their payment obligation to us in a timely manner, increasing industry consolidation or our inability to enter into or renew arrangements with these parties on favorable terms, if at all, could reduce the amount, quality, pricing and breadth of the travel services and products that we are able to offer, which could adversely affect our business and financial performance. For example, we have experienced short-term disruptions in the supply of tickets from domestic airlines in the past.

In addition, adverse economic developments affecting the travel industry could also adversely impact our ability to maintain our existing relationships and arrangements with one or more of our suppliers. In particular, adverse changes to the overall business and financial climate for the airline industry in India due to various factors including, but not limited to, rising fuel costs, high taxes, significant depreciation of the Indian Rupee as compared to the US dollar making travel for Indian consumers outside India more expensive, and increased liquidity constraints, could affect the ability of one or more of our airline suppliers to continue to operate or otherwise meet our demand for tickets, which, in turn, could materially and adversely affect our financial results. In addition, adverse changes to the overall business and financial climate for the airline industry in India due to various factors including, but not limited to, rising fuel costs, high taxes, significant depreciation of the Indian Rupee as compared to the US dollar making travel for Indian consumers outside India more expensive, and increased liquidity constraints, resulted in airlines in India reducing the base commissions paid to travel agencies. Over the last few years, the domestic airlines in India have continued to reduce the base commissions paid to travel agencies, which has had an adverse impact on our business in the past and rising competition in the Indian travel market prompted us to significantly increase our spending on marketing and sales expenses to promote transactions on our mobile platforms in India and to promote our non-air ticketing business. Any consolidation in the airline industry involving our suppliers may also adversely affect our existing relationships and arrangements with such suppliers.  We have made significant investments in our ongoing customer inducement and acquisition programs in recent years, such as cash incentives and select loyalty program incentive promotions, to accelerate growth in our standalone hotel booking business in response to increased competition in the domestic travel market in India. This was the primary factor that resulted in our net loss of  $(88.5) million, $(110.3) million, $(220.2) million and $(167.9) million in fiscal years 2016, 2017, 2018 and 2019, respectively.

No assurance can be given that our agreements or arrangements with our travel suppliers or GDS service providers will continue. In addition, our travel suppliers or GDS service providers may further reduce or eliminate fees or commissions or attempt to charge us for content, terminate our contracts, make their products or services unavailable to us as part of exclusive arrangements with our competitors or default on or dispute their payment or other obligations towards us, any of which could reduce our revenue and Adjusted Revenue Margins or may require us to initiate legal or arbitral proceedings to enforce their contractual payment obligations, which may adversely affect our business and financial performance. See also “— Some of Our Airline Suppliers (Including Our GDS Service Providers) May Reduce or Eliminate the Commission and Other Fees They Pay to Us for the Sale of Air Tickets and This Could Adversely Affect Our Business and Results of Operations.”

We Do Not Have Formal Agreements with Many of Our Travel Suppliers.

We rely on various travel suppliers to facilitate the sale of our travel services. We do not have formal agreements with many of our travel suppliers whose booking systems or central reservations systems are relied upon by us for bookings and confirmation as well as certain payment gateway arrangements, and there can be no assurance that these third parties will not terminate these arrangements with us at short notice or without notice. Further, where we have entered into formal agreements, many of these agreements are short-term contracts, requiring periodic renewal and providing our counterparties with a right to terminate at short notice or without notice. Some of these agreements are scheduled to expire in the near future and we are in the process of renewing those agreements. Many of our suppliers with whom we have formal agreements, including airlines, are also able to alter the terms of their contracts with us at will or at short notice. For example, our agreement with Indian Railways Catering and Tourism Corporation Limited, or IRCTC, which allows us to transact with Indian Railways’ passenger reservation system through the Internet, can be terminated or temporarily suspended by IRCTC without prior notice and at its sole discretion. Termination, non-renewal or suspension or an adverse amendment of any of the abovementioned agreements and/or arrangements could have a material adverse effect on our business, financial condition and results of operations.

We Have Sustained Operating Losses in the Past and May Continue to Experience Operating Losses in the Future.

We sustained operating losses in fiscal years from 2013 to 2019 and in all our fiscal years prior to and including fiscal year 2010. While we generated operating profits in fiscal years 2011 and 2012, there can be no assurance that we will be able to return to profitability or that we can avoid operating losses in the future. We expect to continue making investments in mobile technology, marketing and sales promotion (including brand building) and customer acquisition programs and expanding our hotels and packages offerings as part of our long-term strategy to increase the net revenue contribution of our hotels and packages business and to increase the share of outbound travel from India. The degree of increases in these expenses will be largely based on anticipated organizational growth and revenue trends, the competitive environment, pricing trends and trends in online penetration of the Indian travel market. As a result, any decrease or delay in generating additional sales volumes and revenue could result in substantial operating losses. For example, in recent years we made significant investments in our ongoing customer inducement and acquisition programs, such as cash incentives and select loyalty program incentive promotions, to accelerate growth in our standalone hotel booking business in response to increased competition in the domestic travel market in India. This was the primary factor that resulted in our net loss of $(88.5) million, $(110.3) million, $(220.2) million and $(167.9) million for fiscal years 2016, 2017, 2018 and 2019, respectively.

The Travel Industry in India and Worldwide is Intensely Competitive, and We May Not Be Able to Effectively Compete in the Future.

The market for travel services and products is highly competitive. We compete with established and emerging providers of travel services and products, including other online travel agencies such as Yatra.com, Booking.com, Cleartrip.com, and Expedia.com, and offline traditional travel agencies, tour operators and travel suppliers. We also face increasing competition from payment platforms, online marketplaces, search engines and intermediaries that also offer travel services. Many large, established internet search engines who offer travel services, and meta-search companies who can aggregate travel search results also compete with us for customers. The Indian market is highly competitive, and current and new competitors may be able to launch new services at a lower cost. In the hotels and packages segment, we primarily compete with traditional travel players such as Cox & Kings, Thomas Cook and others in packages offerings, as well as OTAs in the case of standalone hotel bookings and new entrants.

Factors affecting our competitive success include, among other things, price, availability and breadth of choice of travel services and products, brand recognition, customer service, fees charged to travelers, ease of use, accessibility and reliability. Certain of our competitors have launched brand marketing campaigns to increase their visibility with customers. In addition, many large hotel chains and Over the Counter chains have launched initiatives, such as increased discounting and incentives, to encourage consumers to book accommodations through their websites. Discounting and couponing coupled with a high degree of consumer shopping behavior is particularly common in Asian markets we operate in, while brand loyalty in such markets is less important. In some cases, our competitors are willing to make little or no profit on a transaction, or offer travel services at a loss, in order to gain market share. Some of our competitors have significantly greater financial, marketing, personnel and other resources than us and certain of our competitors have a longer history of established businesses and reputations in the Indian travel market (particularly in the hotels and packages business) as compared with us. From time to time we may be required to reduce service fees and Adjusted Revenue Margins in order to compete effectively and maintain or gain market share.

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

We Have Incurred and May Continue to Incur Significant Expenses to Grow Our Businesses, Including Marketing and Sales Promotion Expenses.

In order to drive our growth strategy in the hotels business, we have incurred increased marketing and sales promotion expenses. For example, our marketing and sales promotion expenses, including certain loyalty program costs have increased from $109.0 million in fiscal year 2016 to $224.4 million in fiscal year 2017 (including the contribution of marketing and sales promotion expenses from the ibibo Group, which we acquired in January 2017) to $529.6 million in fiscal year 2018 to $553.0 million in fiscal year 2019. These expenses include promotion expenses recorded as a reduction of revenue post adoption of the new revenue recognition standard IFRS 15, on April 1, 2018. These increases have related to the significant investments that we made in our ongoing customer acquisition programs, such as cash incentives and select loyalty program incentive promotions, to accelerate growth in our standalone hotel booking business in response to increased competition in the domestic travel market in India. We may continue to incur such expenses in future, including expenses associated with our strategy of converting our traditional offline customers into online customers. We have incurred and expect to continue to incur significant expenses associated with customer inducement and acquisition programs in our hotels and packages business to offer cash incentives and select loyalty program incentive promotions from time to time on our booking platforms. We may also increase our marketing and sales promotion expenses as a result of our expansion into new markets and such expenses may not be offset by increased revenue particularly at the initial commencement of business in these new markets. We may also be required to lower our fees and commissions charged to hotel suppliers to retain and increase our market share in response to competitors that are able to negotiate better rates and higher performance linked and other incentives from such suppliers, including new entrants with greater financial resources than us. We may also incur increasing marketing and sales promotion expenses as we grow our redBus business (which we acquired as part of our acquisition of the ibibo Group), which competes with, among others, Abhibus, Paytm and other regional competitors. Such expenses and any loss of revenue from competitive pressures may adversely affect our business, financial condition and results of operations.

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
•

process bus ticket bookings, car rental reservations and services under Experiences, a new category of service that allows our users to buy tickets to attractions, dinners and many other travel and local activities in their region;

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

Part of our growth strategy is the pursuit of strategic investments and acquisitions, and we have made a number of investments and acquisitions in the past. For example, in January 2017, we acquired a 100% equity interest in the ibibo Group, which provides online travel services in India. In July 2018, we acquired 100% equity interest in Bitla, which provides technology support for bus operators. In April 2019, we acquired 51% equity interest from the existing shareholders of Quest2Travel, which provides travel solutions for various corporates across India. We believe that our investments and acquisitions serve to strengthen our presence in key geographic markets and expand the travel products and services that we offer our customers.

There can be no assurance that our investments and acquisitions will achieve their anticipated benefits. For example, we acquired a group of companies known as the Hotel Travel Group in 2012, but significantly reduced their operations and recognized an impairment of goodwill and brands of $14.6 million in fiscal year 2017. Following the completion of our acquisition of the ibibo Group in January 2017, we now own three brands, MakeMyTrip and goibibo, through which we operate similar businesses in the online travel industry and redBus, through which we operate our bus ticketing platform. There can be no assurance that we will be able to operate all our businesses successfully or that one brand will not attract business from the other. We may not be able to integrate acquired operations, personnel and technologies successfully or effectively manage our combined business following the acquisition. Our investments and acquisitions may subject us to uncertainties and risks, including potential ongoing and unforeseen or hidden liabilities, diversion of management resources and cost of integrating acquired businesses. We may also experience difficulties and additional expenses associated with supporting legacy products and hosting infrastructure of the acquired business and retaining suppliers and customers of the acquired business.

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

Our Results of Operations Are Subject to Fluctuations in Currency Exchange Rates.

Our presentation currency is the US dollar. However, the functional currency of MMT India and ibibo India, our key operating subsidiaries, is the Indian Rupee. We receive a substantial portion of our revenue in Indian Rupees and most of our costs are incurred in Indian Rupees. Any fluctuation in the value of the Indian Rupee against the US dollar, such as the approximately 8.4% depreciation in the average value of the Indian Rupee as compared to the US dollar in fiscal year 2019 as compared to the average value of the Indian Rupee against the US dollar in fiscal year 2018, will affect our results of operations. The drop in the average value of the Indian Rupee as compared to the US dollar in fiscal year 2019 adversely impacted the Indian travel industry as it made outbound travel for Indian consumers more expensive. In addition, our exposure to foreign exchange risk also arises in respect of our non-Indian Rupee-denominated trade and other receivables, trade and other payables, and cash and cash equivalents.

Based on our operations in fiscal year 2019, a 10.0% appreciation of the US dollar against the Indian Rupee as of March 31, 2019, assuming all other variables remained constant, would have increased our loss for fiscal year 2019 by $12.9 million. Similarly, a 10.0% depreciation of the US dollar against the Indian Rupee as of March 31, 2019, assuming all other variables remained constant, would have decreased our loss for fiscal year 2019 by $12.9 million.

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

In our air ticketing business, we generate revenue through commissions and incentive payments from airline suppliers, service fees charged to our customers and fees earned from our GDS service providers. Our airline suppliers may reduce or eliminate the commissions and incentive payments they pay to us. For example, few airlines in India have been reducing the base commissions paid to travel agencies since fiscal year 2015. To the extent any of our airline suppliers further reduce or eliminate the commissions or incentive payments they pay to us in the future, our revenue may be further reduced unless we are able to adequately mitigate such reduction by increasing the service fees we charge to our customers in a sustainable manner. Any increase in service fees, to mitigate reductions in or elimination of commissions or otherwise, may also result in a loss of potential customers. Further, our arrangements with the airlines that supply air tickets to us may limit the amount of service fees that we are able to charge our customers. Our business would also be negatively impacted if competition or regulation in the travel industry causes us to reduce or eliminate our service fees.

We Rely on the Value of Our Brands, and Any Failure to Maintain or Enhance Consumer Awareness of Our Brands Could Have a Material Adverse Effect on Our Business, Financial Condition and Results of Operations.

We believe continued investment in our brand, “MakeMyTrip,” is critical to retain and expand our business. We believe that our brand is well respected and recognized in the Indian travel market. We have invested in developing and promoting our brand since our inception and expect to continue to spend on maintaining our brand’s value to enable us to compete against increased spending by our competitors, as well as against emerging competitors, including search engines and meta-search engines, and to allow us to expand into new geographies and products where our brand is not well known. With the acquisition of the ITC Group in November 2012, we acquired the “ITC” brand, which we believe is a well-known brand in South-East Asia. We also acquired the “goibibo” and “redBus” brands, which we believe are well-known in India, through our strategic combination with the ibibo Group by way of an acquisition of the ibibo Group in January 2017. We have invested and intend to continue to invest in developing and promoting these brands. There is no assurance that we will be able to successfully maintain or enhance consumer awareness of our brands. Even if we are successful in our branding efforts, such efforts may not be cost-effective. If we are unable to maintain or enhance consumer awareness of our brands and generate demand in a cost-effective manner, it would negatively impact our ability to compete in the travel industry and would have a material adverse effect on our business. See also “— We Cannot Be Sure That Our Intellectual Property Is Protected from Copying or Use by Others, Including Current or Potential Competitors, and We May Be Subject to Third Party Claims for Intellectual Property Rights Infringement.”

We May Not Be Successful in Implementing Our Growth Strategies.

Our growth strategies involve expanding our hotels and packages business (including through our travel agents’ network and our outbound air ticketing and hotels business for overseas travel), expanding our service and product offerings, enhancing our service platforms by investing in technology, expanding into new geographic markets and pursuing strategic partnerships and acquisitions.

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

Even if we are successful in executing our growth strategies, our different businesses may not grow at the same rate or with a uniform effect on our revenues and profitability. For example, the rate of growth in our hotels and packages and bus ticketing business, which has generally outpaced our air ticketing business and is a relatively higher margin business, may not grow at a pace to affect our overall growth in the short term.

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

Our Arrangements with Some of Our Suppliers May Subject Us to Additional Monetary Risks.

We generally do not assume inventory risk in our air ticketing business as we typically act as an agent. However, on a few occasions, we pre-purchase air ticket inventory in order to enjoy special negotiated rates and we assume inventory risk on such tickets. When we sell pre-purchased tickets to our customers, revenue is accounted for on a “gross” basis (representing the price of the tickets paid by our customers) and the amount spent to pre-purchase the ticket is classified as a service cost. If we are unable to sell pre-purchased tickets inventory as anticipated either at all or at expected rates, our revenue and business may be adversely affected. We also obtain access to inventory for most hotels outside India through contracts with online travel agents and aggregators outside India, beyond our directly contracted hotels in key outbound destinations.  If we are unable to maintain these third-party supplier relationships, it may impact the selection of international hotels for our customers and may impact the growth of our outbound business.

Our International Operations Involve Additional Risks.

We have been operating in the United States since 2000, servicing mainly the air ticketing needs of non-resident Indians in the United States traveling inbound to India. We launched our website in the United Arab Emirates in December 2009. We need to continue to tailor our services and business model to the unique circumstances of such markets to succeed, including building new supplier relationships and customer preferences. We have also expanded, and intend to continue to expand, our business in other new markets, particularly those with a significant non-resident Indian population as well as those with proximity to India or favored by Indian travelers. We had previously entered into new geographies in Southeast Asia, in Europe and in Latin America through our acquisitions of Luxury Tours, the Hotel Travel Group, the EasyToBook Group, the ITC Group, Busportal entities in Peru and Colombia. Adapting our practices and models effectively to the supplier and customer preferences in these, or other, new markets could be difficult and costly and could divert management and personnel resources. We could also face additional regulatory requirements in these, or other, new markets which could be onerous. We cannot assure you that we will be able to efficiently or effectively manage the growth of our operations in these, or other, new markets.

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

The security of data when engaging in electronic commerce is essential to maintaining consumer and travel service provider confidence in our services. Any security breach whether instigated internally or externally on our systems or third-party systems upon which we are dependent could significantly harm our business, financial condition, results of operations, brands and market share. It is possible that computer circumvention capabilities or other developments, including our own acts or omissions, could result in a breach of our security systems and compromise of consumer or other third-party data that we store and process. For example, third parties may attempt to fraudulently induce employees, travel service provider partners or customers to disclose user names, passwords, credit card details or other sensitive information which may in turn be used to access our information technology systems or to defraud our partners or customers. We have previously experienced targeted and organized attacks, including website attacks, phishing scams and denial of service and it is possible that we may experience more in the future. These risks are likely to increase as we expand our offerings, integrate our products and services, and store and process more data, including personal information. Our efforts to protect information from unauthorized access may be unsuccessful or may result in the rejection of legitimate attempts to book reservations through our services, any of which could result in lost business and materially adversely affect our business, financial condition, results of operations and reputation.

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

We have agreements with banks and certain companies that process customer credit card transactions for the facilitation of customer bookings of travel services from our travel suppliers. We may be liable for accepting international fraudulent credit cards on our websites. In fiscal year 2019, our key operating subsidiaries in India incurred a loss of $0.2 million due to unauthorized credit card transactions. These losses pertained to credit card or digital commerce fraud committed by third parties on our websites primarily through the purchase of air tickets and hotels and packages products using fraudulent credit cards. We may also be subject to other payment disputes with our customers for such sales. If we are unable to combat the use of fraudulent credit cards, our revenue from such sales would be susceptible to demands from the relevant banks and credit card processing companies, and our results of operations and financial condition could be adversely affected.

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

We have registered the domain names www.makemytrip.com (which includes the sub-domain “us.makemytrip.com” for our US website), www.makemytrip.ae, www.makemytrip.com.sg, www.goibibo.com, and www.redbus.in, and have full legal rights over all these domain names for the period for which such domain names are registered. We primarily conduct our business under the “MakeMyTrip,” “goibibo” and “redBus” brand names and logos. We have registered the trademark “MakeMyTrip” in India, Mauritius, Bhutan, Nepal, Singapore, Taiwan, Indonesia, European Union, Canada, Australia, Malaysia, Saudi Arabia, Qatar, United Arab Emirates, Bahrain, Japan and Oman. Our applications for registration are pending in Sri Lanka and Kuwait. We have also applied for patents in India for certain aspects of our technological systems.

The word mark “MakeMyTrip” and trademark “MakeMyTrip.com-India in every trip” are registered in the United States. We applied for registration of our new “MY” logo and our MakeMyTrip mark with our new logo in India, the latter is now registered under multiple classes. We have also registered the following logos and word marks in India: “IBIBO,” “GOIBIBO,” “redBus.in,” “Ryde,” “Ryde by Ibibo,” “Ibibo Ryde” and “goCash.” The wordmark “REDBUS” and the logo are already registered in India, Chile, Colombia, Malaysia, Mexico, Peru, Philippines, Russia, Singapore and Turkey. We also have registered copyrights of our logos and brand names “MakeMyTrip,” in India and copyright registration of certain specific representations of the logo “my”.

Our key logos are also registered trademarks in India, including “MMT Black,” “MMT Double Black”, “MakeMyTripMyBusiness” “GoContacts”, “GoCashPlus”, “GoIbibo” and “Ibibo”.

In fiscal year 2019, a series of new trademark applications were filed for “Go-MMT”, “MAKEMY”, “MYTRIP”, “MYTRIP MYSTORY”, “MyBiz”, “GoTime”, “GoIbibo” and “Ibibo”, some of which have also got registered. Additionally, to protect the marks of MakeMyTrip, Goibibo and redBus, we file objections before the trademark registry from time to time against deceptively similar trademarks.

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

Our Business Experiences Seasonal Fluctuations and Quarter-to-Quarter Comparisons of Our Results May Not Be Meaningful.

Our business experiences seasonal fluctuations. We tend to experience higher revenue from our hotels and packages business in the second and fourth calendar quarters of each year, which coincide with the summer holiday travel season and the year-end holiday travel season for our customers in India and other markets. In our air ticketing business, we may have higher revenues in a particular quarters arising out of periodic discounted sales of tickets by our suppliers. As a result, quarter-to-quarter comparisons of our results may not be meaningful.

Changing Laws, Rules and Regulations and Legal Uncertainties in India, Including Adverse Application of Corporate and Tax Laws, May Adversely Affect Our Business and Financial Performance.

The regulatory and policy environment in which we operate is evolving and subject to change. Such changes, including the instances briefly mentioned below, may adversely affect our business, financial condition, results of operations and prospects, to the extent that we are unable to suitably respond to and comply with such changes in applicable law and policy. Changes in laws, rules or regulations may subject us to greater compliance costs and regulatory risks.

The Companies Act, 2013 and the rules thereunder, or the Companies Act, contains significant changes to Indian company law, including in relation to the issue of capital by companies, related party transactions, corporate governance, audit matters, shareholder class actions and restrictions on the number of layers of subsidiaries.

The Government of India has rolled out comprehensive national goods and services tax, or GST, law that combines taxes and levies by the Central and State Governments into a unified tax structure with effect from July 1, 2017. The implementation of GST has significant impact on overall tax computation and compliance. We have implemented necessary changes to our business processes, accounting and IT systems in compliance with GST law. However, some of our suppliers are still in process of making necessary changes to their product designs and IT system which may pose additional challenges for a near short term. We are also incurring additional tax compliance costs under the new tax law.

On May 10, 2016, a protocol for amendment of the India-Mauritius tax treaty was signed by India and Mauritius (which came into force on July 19, 2016) under which India gets the taxation rights on capital gains arising from alienation of shares acquired on or after April 1, 2017 in an Indian resident company. Further, in respect of such capital gains arising during the transition period beginning April 1, 2017 and ending March 31, 2019, the tax rate will be limited to 50% of the domestic tax rate in India on such gains subject to fulfillment of certain specified conditions. After March 31, 2019, the tax is charged at full domestic tax rates.

A company is said to be resident in India if it is incorporated in India or if the control and management of its affairs is situated wholly in India. Individuals and companies that do not fulfil the above criteria are treated as non-residents for purposes of the Indian Income-tax Act. The Finance Act, 2015 has amended this definition and brought in the concept of Place of Effective Management (PoEM) whereby a company would be considered a resident in India if its PoEM in that year is in India. As per the detailed guidelines, the PoEM of a foreign company would be in the country where key management and commercial decisions that are necessary for the conduct of the business of an entity as a whole, are in substance made. The guiding principles are based on holistic review of number of factors such as active business in India or outside India, location of board meetings, location of head office, composition of directors, management personnel and employees of the foreign company. PoEM is applied only if the revenue or the gross receipts of the foreign company is more than Rs. 500 million (approximately $7.20 million) in the financial year. The foreign entity whose PoEM is held to be in India would be liable to pay income tax in India on its entire income. Any of the group company that has turnover above the defined threshold may attract evaluation under PoEM guidelines. The PoEM concept has been made applicable with effect from Financial Year 2017-18.

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

The impact of any or all of the above changes to Indian legislation on our business cannot be fully determined at this time. Additionally, our business and financial performance could be adversely affected by unfavorable changes in or interpretations of existing, or the promulgation of new, laws, rules and regulations applicable to us and our business, including those relating to the Internet and e-commerce, consumer protection and privacy. Such unfavorable changes could decrease demand for our services and products, increase costs and/or subject us to additional liabilities. For example, there may continue to be an increasing number of laws and regulations pertaining to the Internet and e-commerce, which may relate to liability for information retrieved from or transmitted over the Internet or mobile networks, user privacy, taxation and the quality of services provided through the Internet. In 2018, India’s Ministry of Electronics and Information Technology recently invited comments on a draft Personal Data Protection bill submitted to it by a committee of experts appointed by the government. This bill would regulate the processing of personal data. If this or similar legislation is enacted, it may affect us in ways that we are currently unable to predict. Furthermore, the growth and development of e-commerce may result in more stringent consumer protection laws that may impose additional burdens on Internet businesses generally. India’s Department of Promotion of Industry and Internal Trade, Ministry of Commerce and Industry also recently invited comments on a draft National e-Commerce Policy, which addresses topics, such as data and e-commerce regulation. The timing or impact of this policy, which remains in draft form, is not yet certain. Any such changes could have an adverse effect on our business and financial performance.

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

We are subject to privacy regulations, and compliance with these regulations could impose significant compliance burdens.

In our processing of travel transactions, we receive and store a large volume of personally identifiable data. This data is increasingly subject to legislation and regulations in numerous jurisdictions around the world, such as the Indian Information Technology Act, 2000, as amended, which would subject us to civil liability to compensate for wrongful loss or gain arising from any negligence by us in implementing and maintaining reasonable security practices and procedures with respect to sensitive personal data or information that we possess in our computer systems, networks, databases and software. India has also implemented privacy laws, including the Information Technology (Reasonable Security Practices and Procedures and Sensitive Personal Data or Information) Rules, 2011, which impose limitations and restrictions on the collection, use and disclosure of personal information. In 2018, India’s Ministry of Electronics and Information Technology invited comments on a draft Personal Data Protection bill submitted to it by a committee of experts appointed by the government. This bill would regulate the processing of personal data. If this or similar legislation is enacted, it may affect us in ways that we are currently unable to predict.

The regulatory framework for privacy issues worldwide is currently in flux and is likely to remain so for the foreseeable future. Practices regarding the collection, use, storage, transmission and security of personal information by companies operating over the internet have recently come under increased public scrutiny. The European Union’s newly adopted privacy and data security regulation, the General Data Protection Regulation (“GDPR”), that went into effect in May 2018, requires companies to implement and remain compliant with regulations regarding the handling of personal data, including its use, protection and the ability of persons whose data is stored to correct or delete such data about themselves. Other countries in Asia, Europe and Latin America have passed or are considering similar privacy regulations, resulting in additional compliance burdens and uncertainty as to how some of these laws will be interpreted. Any liability we may incur for violation of such laws and regulations and related costs of compliance and other burdens may adversely affect our business and profitability.  We could be adversely affected if legislation or regulations are expanded to require changes in our business practices or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our business, results of operations or financial condition.

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

The majority of our bookings are made through our Indian websites and our mobile platforms. According to McKinsey, data costs in the country have fallen by 95% since 2013 and total online users will grow by another 40% to cross 750 million by 2023, driven by the continued adoption of smartphone usage.  There can be no assurance that Internet penetration in India will increase in the future as slowdowns or disruptions in upgrading efforts for infrastructure in India could reduce the rate of increase in the use of the Internet. As such we may need to make additional investments in alternative distribution channels. Any slowdown or negative deviation in the anticipated increase in Internet penetration in India may also adversely affect our business and prospects. Finally, a slowdown in smartphone adoption or usage in India may lead to slower growth in the number of transactions completed through our mobile applications, which may adversely affect our business and prospects.

Our Significant Shareholders Exercise Significant Influence over Our Company and May Have Interests That Are Different from Those of Our Other Shareholders.

Naspers Limited (“Naspers”) (through its indirect subsidiary, MIH Internet) beneficially owns 100.0% of our issued and outstanding Class B Shares and 42.52% of our aggregate ordinary shares and Class B Shares. Ctrip.com International, Ltd. (“Ctrip”) beneficially owns 17.87% of our ordinary shares and 10.47% of our aggregate ordinary shares and Class B Shares. For more information on our major shareholders, see “Item 7. Major Shareholders and Related Party Transactions”.

By virtue of such significant shareholdings, these shareholders have the ability to exercise significant influence over our company and our affairs and business, including the election of directors, the timing and payment of dividends, the adoption and amendments to our Constitution, the approval of a merger or sale of substantially all our assets and the approval of most other actions requiring the approval of our shareholders. In particular, MIH Internet and its affiliates are entitled to representation on our board of directors in proportion to their beneficial ownership in MakeMyTrip and to representation on all board committees, for so long as MIH Internet and its affiliates beneficially own 10% or more of our issued and outstanding voting securities. The fact that MIH Internet and its affiliates are not restricted from purchasing additional ordinary shares of MakeMyTrip on the open market and can further increase their ownership in MakeMyTrip means that MIH Internet and its affiliates may be able to acquire enough ordinary shares of MakeMyTrip to control more than a majority of our issued and outstanding voting securities and consequently the right to appoint a majority of our board of directors. In addition, important matters relating to MakeMyTrip which constitute Reserved Matters (as defined herein) must be approved by a majority of the total number of directors (including the Class B directors) and a majority of the Class B directors, which provides MIH Internet and its affiliates with significant veto rights over such matters. The Terms of Issue governing the Class B Shares, or the Terms of Issue, also provide that certain transferees of Class B Shares may, subject to certain minimum ownership thresholds, acquire some of the same rights with respect to board representation and Reserved Matters that MIH Internet currently has.

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

Naspers and Ctrip Have Entered Into a Definitive Agreement Which, If Completed, Will Result in a Change of Control of our Company

On April 26, 2019, MIH Internet and MIH B2C Holdings B.V. entered into a share purchase agreement with Ctrip, or Naspers-Ctrip Agreement, pursuant to which Ctrip will acquire all of the ordinary shares and Class B Shares currently held by MIH Internet, or the Naspers-Ctrip Transaction. The completion of the Naspers-Ctrip Transaction is subject to certain closing conditions, including approval from the Competition Commission of India, or Competition Commission. If such transaction is completed, based on information provided to us by Ctrip as at April 26, 2019, Ctrip will own approximately 49.0% of the aggregate number of our ordinary shares and Class B Shares and a third-party investment entity (to whom Ctrip will transfer certain shares) will own approximately 4.0% of the aggregate number of our ordinary shares and Class B Shares.

On April 26, 2019, we entered into an amended and restated investor rights agreement with Ctrip, or Amended and Restated Ctrip Investor Rights Agreement, which will only become effective upon closing of the Naspers-Ctrip Transaction. The Amended and Restated Ctrip Investor Rights Agreement provides for, among others:

•

the standstill provisions in the existing Ctrip Investor Rights Agreement to be modified, such that the percentage of our outstanding voting securities that Ctrip is restricted from beneficially owning will be increased from 26.6% to 74.9%;

•

immediately following the closing of the transaction, Ctrip will be entitled to nominate five directors (one of whom will be a resident of Mauritius) to our board of directors, one of whom will have a casting vote, subject to applicable law and Nasdaq Rules); and

•

subject to applicable law and Nasdaq Rules, one Independent Director must be appointed from a pool of candidates approved by Ctrip, and a majority of Independent Directors must be appointed from a pool of candidates approved of by Mr. Deep Kalra, Mr. Rajesh Magow and a majority of the Ctrip nominee directors.

If the Naspers-Ctrip Transaction is completed, Ctrip will have the same rights that MIH Internet currently has under the Terms of Issue governing the Class B Shares by virtue of Ctrip’s ownership of ordinary shares and Class B Shares (subject to certain minimum ownership thresholds and the terms of the Amended and Restated Ctrip Investor Rights Agreement) and will have the ability to exercise significant influence over our company and our affairs and business, while MIH Internet will cease to be a Class B Member and will no longer have any rights under the Terms of Issue. For more information, see “Risk Factors — Risks Related to Us and Our Industry — Our Significant Shareholders Exercise Significant Influence over Our Company and May Have Interests That Are Different from Those of Our Other Shareholders.

The Completion of the Naspers-Ctrip Transaction is Subject To Approval from the Competition Commission of India.

Before the Naspers-Ctrip Transaction can be completed, Ctrip is required to obtain the approval of the Competition Commission for the Naspers-Ctrip Transaction. In deciding whether to grant the required approval, the Competition Commission will consider the effect of the Naspers-Ctrip Transaction on competition within India. The terms and conditions of the Competition Commission’s approval may require Ctrip to impose requirements, or limitations or place restrictions on the conduct of our business. There can be no assurance that the Competition Commission will choose not to impose such conditions, terms, requirements, limitations or restrictions, and, if imposed, such conditions, terms, requirements, limitations or restrictions may delay or lead to the abandonment of the Naspers-Ctrip Transaction. Under the Naspers-Ctrip Agreement, Naspers and Ctrip have agreed to use their reasonable best efforts to obtain the approval of the Competition Commission for the Naspers-Ctrip Transaction, including using their reasonable best efforts to cause us to take any actions that may be required to obtain such approval from the Competition Commission.

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

Inaccurate Information from Suppliers May Lead to Customer Complaints.

Our customers may rely on the description of the products and services presented on our websites and platforms to ascertain the quality of the accommodation, service or other product. We receive information utilized in the descriptions on our websites and platforms directly from the accommodation or other provider. To the extent that the information presented on our websites and platforms does not reflect the actual quality of product or service, we may face customer complaints that may have an adverse effect on our reputation and the likelihood of repeat customers, which in turn may adversely affect our business.

Risks Related to Operations in India

A Substantial Portion of Our Business and Operations Are Located in India and We Are Subject to Regulatory, Economic, Social and Political Uncertainties in India.

A substantial portion of our business and most of our employees are located in India, and we intend to continue to develop and expand our business in India. Consequently, our financial performance and the market price of our ordinary shares will be affected by changes in exchange rates and controls, interest rates, volatility in and actual or perceived trends in trading activity on India’s principal stock exchanges, prevailing economic conditions, changes in government policies, including taxation policies and foreign investment policies, social and civil unrest and other political, social and economic developments in or affecting India.

The Government of India has exercised and continues to exercise significant influence over many aspects of the Indian economy. Since 1991, successive Indian governments have generally pursued policies of economic liberalization and financial sector reforms, including by significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant and we cannot assure you that such liberalization policies will continue. The rate of economic liberalization could change, and specific laws and policies affecting travel service companies, e-commerce, data, foreign investments, currency exchange rates and other matters affecting investments in India could change as well or be subject to unfavorable changes or interpretations or uncertainty, including by reason of limited administrative or judicial precedents. There can be no assurance that the Government of India may not implement new regulations and policies which will require us to obtain approvals and licenses or impose onerous requirements and conditions on our operations. A significant change in India’s policy of economic liberalization and deregulation or any social or political uncertainties could adversely affect business, financial condition, results of operations and prospects.

See also “— Changing Laws, Rules and Regulations and Legal Uncertainties in India, Including Adverse Application of Corporate and Tax Laws, May Adversely Affect Our Business and Financial Performance.”

As the Domestic Indian Market Constitutes a Significant Source of Our Revenue, a Slowdown in Economic Growth in India Could Cause Our Business to Suffer.

In fiscal years 2017, 2018 and 2019, 92.8%, 95.8% and 93.4%, respectively, of our revenue was derived directly from sales by our subsidiaries in India. The performance and growth of our business are necessarily dependent on economic conditions prevalent in India, which may be materially and adversely affected by political instability or regional conflicts, a general rise in interest rates, inflation, and economic slowdown elsewhere in the world or otherwise. The CIA World Factbook estimates that consumer inflation in India was 5.6% in 2016 and 3.8% in 2017. The Indian economy also remains largely driven by the performance of the agriculture sector which depends on the quality of the monsoon which is difficult to predict. The Indian economy has grown significantly in recent years, although it has experienced economic slowdowns in the past, including marginally slower GDP growth in the past two years. A change in government or a change in the economic and deregulation policies could adversely affect economic conditions prevalent in the areas in which we operate our business. In November 2016, the Government of India and the Reserve Bank of India issued notifications withdrawing certain high-value denominations of currency notes as legal tender. Furthermore, the Goods and Service Tax Act was passed in the Indian Parliament on March 29, 2017 and went into effect on July 1, 2017. This Act is aimed at improving the collection of taxes and to boost development of Indian economy by removing indirect tax barriers between states and integrating the country through a uniform tax rate.

While the long-term effects of these measures are unclear, such measures may adversely affect India’s economy and growth rate. In the past, economic slowdowns in the Indian economy have harmed the travel industry as customers have less disposable income for their travels, especially holiday travel. Any continued or future slowdown in the Indian economy or a further increase in inflation could have a material adverse effect on the demand for the travel products we sell and, as a result, on our financial condition and results of operations.

Trade deficits, any downgrading of India’s debt rating by a domestic or international rating agency or any changes in the rate of increase of Indian price inflation could also adversely affect our business and the price of our ordinary shares. India’s trade relationships with other countries and its trade deficit, driven to a major extent by global crude oil prices, may adversely affect Indian economic conditions. If trade deficits increase or are no longer manageable because of the rise in global crude oil prices or otherwise, the Indian economy, and therefore our business, our financial performance and the price of our ordinary shares could be adversely affected.

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

Terrorist attacks and other acts of violence or war, such as the terrorist attacks in Paris, Brussels and the United Kingdom between 2015 and 2017, in Jammu and Kashmir, India and in Sri Lanka in 2019, as well as  other neighboring countries may adversely affect the Indian markets and the worldwide financial markets. As many terrorist attacks tend to be focused on tourists or tourist destinations, such acts may also result in a reduction in confidence in the Indian travel industry and could adversely impact our business and prospects. In addition, any deterioration in international relations between India and other countries may result in concerns regarding regional stability which could adversely affect the price of our ordinary shares. The occurrence of any of these events may result in a loss of business confidence and have an adverse effect on our business and financial performance.

South Asia has also experienced instances of civil unrest and hostilities among neighboring countries from time to time, including between India and Pakistan. There have also been incidents in and near India such as terrorist attacks, precision strikes or incursions and troop mobilizations along the border. Such military activity, terrorist attacks or other adverse social, economic and political events in India in the future could adversely affect the Indian economy by disrupting communications and making travel more difficult. Resulting political tensions could create a greater perception that investments in Indian companies or travel to affected regions involve a high degree of risk and could have an adverse impact on our business and the price of our ordinary shares. Furthermore, if India were to become engaged in armed hostilities, we might not be able to continue our operations. While we maintain insurance for losses arising from terrorist activities, our insurance policies do not cover business interruptions from terrorist attacks or for other reasons.

Natural Calamities, Outbreak of Epidemics and Other Disruptions Could Have a Negative Impact on the Indian Economy and Cause Our Business to Suffer.

India has experienced natural calamities such as earthquakes, tsunamis, floods and drought in the past few years. For example, in September 2014, the state of Jammu and Kashmir in northern India, a popular tourism destination, experienced widespread floods and landslides, in April 2015, an earthquake occurred in the Federal Democratic Republic of Nepal with aftershocks and landslides subsequently affecting the country and floods affected the Chennai region in December 2015 and Kerala in August 2018. The extent and severity of these natural disasters determines their impact on the Indian economy. Substantially all of our operations and employees are located in India and there can be no assurance that we will not be affected by natural disasters in the future. Furthermore, if any of these natural disasters, epidemics or disruptions occur in tourist destinations in India, travel to and within India could be adversely affected, which could have an adverse impact on our business and financial performance.

Restrictions on Foreign Investment in India May Prevent Us from Making Future Acquisitions or Investments in India and May Require Us to Make Changes to Our Business, Which May Adversely Affect Our Business, Results of Operations, Financial Condition and Financial Performance.

India regulates ownership of Indian companies by foreigners, although some restrictions on foreign investment have been relaxed in recent years. These regulations and restrictions may apply to acquisitions by us or our affiliates, including MMT India, ibibo India and affiliates which are not resident in India, of shares in Indian companies or the provision of funding by us or any other entity to Indian companies within our group. For example, under its consolidated foreign direct investment policy, or FDI policy, the Government of India has set out additional requirements for foreign investments in India, including requirements with respect to downstream investments by Indian companies, owned or controlled by foreign entities, and the transfer of ownership or control of Indian companies in sectors with caps on foreign investment from resident Indian persons or entities to foreigners, as well as such transactions between foreigners. These requirements, which currently include restrictions on pricing, valuations of shares and sources of funding for such investments and may in certain cases include prior notice to or approval of the Government of India, may adversely affect our ability to make investments in India, including through MMT India or ibibo India. Further, India’s Foreign Exchange Management Act, 1999, as amended, and the rules and regulations promulgated thereunder, or FEMA, restrict us from lending to or borrowing from our Indian subsidiaries, and borrowings by our Indian subsidiaries in foreign currencies, and also restrict us from making investments in India unless required FEMA filings with respect to past investments have been completed. There can be no assurance that we will be able to obtain any required approvals for future acquisitions or investments in India, or that we will be able to obtain such approvals on satisfactory terms. Under the FEMA, the Reserve Bank of India has the power to impose monetary penalties, including up to three times the value of a FEMA violation, where quantifiable, and confiscate the shares at issue. Further, the Government of India has recently made and may continue to make revisions to the FDI Policy on e-commerce in India, including in relation to business model, inventory, pricing and permitted services. India’s Department of Promotion of Industry and Internal Trade, Ministry of Commerce and Industry also recently invited comments on a draft National e-Commerce Policy, which addresses topics such as data and e-commerce regulation. The timing or impact of this policy, which remains in draft form, is not yet certain. Such changes may require us to make changes to our business in order to comply with Indian law.

Our Business and Activities Are Regulated by the Competition Act, 2002.

The Competition Act, 2002, as amended, or the Competition Act, regulates practices that could have an appreciable adverse effect on competition in India. Under the Competition Act, any arrangement, understanding or action, whether formal or informal, which causes or is likely to cause an appreciable adverse effect on competition in India is void and may result in substantial penalties and compensation to be paid to persons shown to have suffered losses. Any agreement among competitors which directly or indirectly determines purchase or sale prices, results in bid rigging or collusive bidding, limits or controls production, supply, markets, technical development, investment or the provision of services, or shares the market or source of production or provision of services in any manner, including by way of allocation of geographical area or types of goods or services or number of customers in the market, is presumed to have an appreciable adverse effect on competition. Further, the Competition Act prohibits the abuse of a dominant position by any enterprise either directly or indirectly, including by way of unfair or discriminatory pricing or conditions in the sale of goods or services, using a dominant position in one relevant market to enter into, or protect, another relevant market, and denial of market access, and such practices are subject to substantial penalties and may also be subject to compensation for losses and orders to divide the enterprise. Further, the Competition Commission of India (“Competition Commission”) has extraterritorial powers and can investigate any agreements, abusive conduct or combination occurring outside India if such agreement, conduct or combination has, or is likely to have, an appreciable adverse effect on competition in India. Recently the Competition Commission has called MMT India and ibibo India for a preliminary conference pursuant to receipt of information under Section 19(1) of the Competition Act. We are cooperating with Competition Commission in this process.

If we or any member of our group, including MMT India or ibibo India, are affected, directly or indirectly, by the application or interpretation of any provision of the Competition Act or any proceedings initiated by the Competition Commission or any other relevant authority (or any other claim by any other party under the Competition Act) or any adverse publicity that may be generated due to scrutiny or prosecution under the Competition Act, including by way of financial penalties, our business, financial performance and reputation may be materially and adversely affected.

Acquisitions, mergers and amalgamations which exceed certain revenue and asset thresholds require prior approval by the Competition Commission. Any such acquisitions, mergers or amalgamations which have an appreciable adverse effect on competition in India are prohibited and void. There can be no assurance that we will be able to obtain approval for such future transactions on satisfactory terms, or at all.

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

On May 10, 2016, a protocol for amendment of the India-Mauritius tax treaty was signed by India and Mauritius (which came into force on July 19, 2016) under which India is entitled to taxation rights on capital gains arising from alienation of shares acquired on or after April 1, 2017 in an Indian resident company. Further, in respect of such capital gains arising during the transition period beginning April 1, 2017 and ending March 31, 2019, the tax rate will be limited to 50% of the domestic tax rate in India on such gains, subject to fulfillment of certain specified conditions. After March 31, 2019 the tax is charged at full domestic tax rates.

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

We May Become Subject to Unanticipated Tax Liabilities That May Have a Material Adverse Effect on Our Results of Operations.

We are a Mauritius Global Business License Company and are tax resident in Mauritius. The Income Tax Act 1995 of Mauritius imposes a tax in Mauritius on the chargeable income of our company at the rate of 15.0%. However, under the Income Tax (Foreign Tax Credit) Regulations 1996 of Mauritius, subject to the Income Tax Act 1995 and the regulations under the Income Tax (Foreign Tax Credit) Regulations 1996, a credit is allowed for foreign tax on the foreign source income of a resident of Mauritius against Mauritius tax computed by reference to the same income (the Deemed Foreign Tax Credit), and where a credit is allowed against Mauritius tax chargeable in respect of any income, the amount of Mauritius tax so chargeable shall be reduced by the amount of the credit. Under the Income Tax Act 1995, “foreign source income” means income which is not derived from Mauritius and includes, in the case of a corporation holding a Category 1 Global Business License under the Financial Services Act 2007 of Mauritius, income derived from its transactions with non-residents or corporations holding a Category 1 Global Business License under the Financial Services Act. Subject to the provisions of the Income Tax (Foreign Tax Credit) Regulations 1996, no credit is allowed in respect of foreign tax unless written evidence is presented to the Mauritius Revenue Authority showing the amount of foreign tax which has been charged. For this purpose, “written evidence” includes a receipt of the relevant authorities of the foreign country for the foreign tax or any other evidence that the foreign tax has been deducted or paid to the relevant authorities of that country. However, pursuant to regulation 8 of the Income Tax (Foreign Tax Credit) Regulations 1996, if written evidence is not presented to the Mauritius Revenue Authority showing the amount of foreign tax charged on our company’s foreign source income, the amount of foreign tax shall nevertheless be conclusively presumed to be equal to 80.0% of the Mauritius tax chargeable with respect to that income and in such circumstance, the effective tax rate in Mauritius on our company’s chargeable income would be 3.0%.

As of January 1, 2019, the Category 1 Global Business License has been renamed as the Global Business License and companies holding the Category 1 Global Business License will be grandfathered until June 30, 2021 (provided the license was issued on or before October 16, 2017) or December 31, 2018 (in all other cases).

However effective from January 1, 2019, the Deemed Foreign Tax Credit was abolished and “Global Business Companies” are now taxed at the rate of 15%. A partial exemption regime has been introduced with 80% of the following income streams being exempted from tax:

•	Foreign dividends (subject to such an amount not being treated as an allowable deduction in the source country)
•	Foreign source interest income
•	Profit attributable to a permanent establishment of a resident company in a foreign company;
•

Foreign source income derived  by a collective investment scheme (“CIS”), closed end fund, CIS manager, CIS administrator, investment adviser or asset manager licensed or approved by the Mauritius Financial Services Commission; and

•	Income derived by companies engaged in ship and aircraft leasing.

The Deemed Foreign Tax credit will continue to apply until the relevant grandfathering dates.

Our company holds a specific Tax Residence Certificate for India, valid until May 4, 2020 and a general Tax Residence Certificate for all jurisdictions, valid until May 8, 2020, from the Mauritius Revenue Authority, as per the guidelines prescribed by the Mauritius Revenue Authority. These tax residence certificates are renewed annually and we have applied for their renewal and currently await the renewed certificates.

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

The courts of Mauritius or India would not automatically enforce judgments of United States courts obtained in actions against us or our directors and officers, or some of the experts named herein, predicated upon the civil liability provisions of the United States federal securities laws, or entertain actions brought in Mauritius or India against us or such persons predicated solely upon United States federal securities laws. Further, there is no treaty in effect between the United States and Mauritius providing for the enforcement of judgments of United States courts in civil and commercial matters and the United States has not been declared by the Government of India to be a reciprocating territory for the purposes of enforcement of foreign judgments, and there are grounds upon which Mauritian or Indian courts may decline to enforce the judgments of United States courts. A judgement of the courts in the United States may be enforced only by a fresh suit upon the foreign judgement and not by proceedings in execution. Some remedies available under the laws of United States jurisdictions, including remedies available under the United States federal securities laws, may not be allowed in Mauritian or Indian courts if contrary to public policy in Mauritius or India. Because judgments of United States courts are not automatically enforceable in Mauritius or India, it may be difficult for you to recover against us or our directors and officers or some experts named in this Annual Report based upon such judgments. In India, prior approval of the Reserve Bank of India is required in order to repatriate any amount recovered pursuant to such judgments.

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

As of March 31, 2019, we had 60,303,844 ordinary shares and 42,638,206 Class B Shares outstanding. All of the ordinary shares sold in our prior public offerings are freely tradable without restriction or further registration under the US Securities Act of 1933, or the Securities Act, unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Subject to applicable restrictions and limitations under Rule 144 of the Securities Act, all of our shares outstanding before our prior public offerings will be eligible for sale in the public market. If these shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our ordinary shares could decline. We cannot predict what effect, if any, market sales of ordinary shares held by our significant shareholders or any other shareholder or the availability of these ordinary shares for future sale will have on the market price of our ordinary shares.

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

On April 26, 2019, MIH Internet, MIH B2C Holdings B.V. and Ctrip entered into the Naspers-Ctrip Agreement, pursuant to which Ctrip will acquire all of the ordinary shares and Class B Shares currently held by MIH Internet. The completion of the Naspers-Ctrip Transaction is subject to certain closing conditions, including approval from the Competition Commission. If such transaction is completed, based on information provided to us by Ctrip as at April 26, 2019, Ctrip will own approximately 49.0% of the aggregate number of our ordinary shares and Class B Shares and a third-party investment entity (to whom Ctrip will transfer certain shares) will own approximately 4.0% of the aggregate number of our ordinary shares and Class B Shares.

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

Provisions under the US Foreign Account Tax Compliance Act and Treasury Regulations thereunder, commonly referred to as “FATCA,” generally may impose 30.0% withholding on certain “withholdable payments” and, subject to the proposed regulations discussed below, may impose such withholding on “foreign passthru payments” (each as defined in the US Internal Revenue Code) made by a “foreign financial institution” (as defined in the US Internal Revenue Code) that has entered into an agreement with the IRS to perform certain diligence and reporting obligations with respect to the foreign financial institution’s US-owned accounts (each such foreign financial institution, a “Participating Foreign Financial Institution”). If we were treated as a foreign financial institution and if we become a Participating Foreign Financial Institution, to the extent payments on the ordinary shares are considered foreign passthru payments, such withholding may be imposed on such payments to any foreign financial institution (including an intermediary through which a holder may hold the ordinary shares) that is not a Participating Foreign Financial Institution or any other investor who does not provide information sufficient to establish that the investor is not subject to withholding under FATCA, unless such foreign financial institution or investor is otherwise exempt from FATCA. Under current guidance, the term “foreign passthru payment” is not defined and it is therefore not clear whether or to what extent payments on the ordinary shares would be considered foreign passthru payments, although IRS guidance has indicated that the definition of “foreign passthru payment” is intended to cover payments that are attributable to underlying US source income. Under recently proposed regulations, any withholding on foreign passthru payments would apply to passthru payments made on or after the date that is two years after the date of publication in the Federal Register of applicable final regulations defining foreign passthru payments. Although these recent regulations are not final, taxpayers generally may rely on them until final regulations are issued. The United States has entered into intergovernmental agreements with certain non-US jurisdictions that will modify the FATCA withholding regime described above. It is not yet clear how the intergovernmental agreements will address foreign passthru payments and whether such intergovernmental agreements may relieve foreign financial institutions of any obligation to withhold on foreign passthru payments.

If a United States person is treated as owning at least 10% of our shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively) at least 10.0% of the value or voting power of our stock, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). If our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as controlled foreign corporations (regardless of whether we are not treated as a controlled foreign corporation). A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject you to significant monetary penalties and may prevent the statute of limitations with respect to your U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries are treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any of such controlled foreign corporations or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States investor should consult its own advisors regarding the potential application of these rules to an investment in the stock.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of our Company

MakeMyTrip Limited (Company No. 24478/5832) is a public company incorporated under the laws of Mauritius with limited liability on April 28, 2000, and we hold a Category 1 Global Business License issued by the Financial Services Commission in Mauritius. Our registered office is located at c/o IQ EQ Corporate Services (Mauritius) Limited, Les Cascades Building, 33 Edith Cavell Street, Port Louis, Mauritius and the telephone number for this office is (230) 212 9800. Our principal executive office is located at 19th Floor, Building No. 5, DLF Cyber City, Gurugram, India, 122002 and the telephone number for this office is (91-124) 439-5000. Our principal website address is www.makemytrip.com. Our other websites include www.goibibo.com; and www.redbus.in. Information contained on our website, or the website of any of our subsidiaries or affiliates, is not a part of this Annual Report. Our agent for service in the United States is MakeMyTrip Inc., 60 East 42nd Street, Suite 605, New York, NY 10165.

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

As of March 31, 2019, our stated capital was $2,025,672,570.89 comprising 60,303,844 ordinary shares and 42,638,206 Class B Shares with a par value of $0.0005 each.

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

The ibibo Group also owns and operates redBus, a leading online bus ticketing brand with a presence across India and in select countries overseas. redBus operates its domestic business through www.redbus.in and its mobile platforms. redBus also sells bus tickets and hotel room reservations through its Seatseller platform. We believe that the addition of the redBus brand through our acquisition of the ibibo Group is a significant step in the growth of our bus ticketing business. redBus continues to operate separately under its existing brand.

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

Other Acquisitions

In July 2018, we acquired 100% equity interest in Bitla, which provides technology support for bus operators. In April 2019, we also acquired 51% equity interest from the existing shareholders of Quest2Travel, which provides travel solutions for various corporates across India.

Additional Information

The SEC maintains an internet site, www.sec.gov, that contains reports, proxy and information statements, and other information regarding issuers, like us, that file electronically with the SEC. We also maintain a website at www.makemytrip.com, which contains information about our company. The information on our website shall not be deemed part of this Annual Report.

B. Business Overview

Our financial and operating results for fiscal year 2017 include the financial and operating results of the ibibo Group for the two months ended March 31, 2017 following the completion of our acquisition of the ibibo Group on January 31, 2017, and for the full year in fiscal years 2018 and 2019.

We are a leading online travel company in India. Through our primary websites, www.makemytrip.com, www.goibibo.com and www.redbus.in, and mobile platforms, travelers can research, plan and book a wide range of travel services and products in India as well as overseas. Our services and products include air ticketing, hotels and packages, rail tickets, bus tickets, car hire, experiences and ancillary travel requirements such as facilitating access to third-party travel insurance and visa processing. As of March 31, 2019, we provided our customers with access to all major domestic full-service and low-cost airlines operating in India and all major airlines operating to and from India, over 61,500 domestic accommodations in India, over 500,000 hotels and properties outside India, Indian Railways and over 2,500 bus operators, including several major bus operators in India, Peru, Colombia and select countries in Southeast Asia.

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

We have invested significant capital in our infrastructure and in sales and marketing efforts to build our brand, acquire customers and gain recognition, and recorded net losses for each of our fiscal years except for fiscal years 2011 and 2012. We recorded a net loss of $(110.3) million, $(220.2) million and $(167.9) million in fiscal years 2017, 2018 and 2019, respectively.

We have leveraged our significant market share in air ticketing and our strong brand to rapidly diversify into the hotels and packages business, which represented 52.2% of our Adjusted Revenue during fiscal year 2019 and 54.4% in fiscal year 2018. With our acquisition of ibibo Group in fiscal year 2017, we expanded our bus ticketing business under redBus brand. Air ticketing – Flights Segments, Hotels and packages – Room nights and Bus ticketing – Travelled tickets booked through us was 20.6 million, 10.5 million and 5.5 million respectively, in fiscal year 2017, 33.3 million, 21.9 million and 39.6 million respectively, in fiscal year 2018, and 39.5 million, 26.6 million and 61.5 million respectively, in fiscal year 2019. Our Adjusted Revenue was $273.7 million in fiscal year 2017, $577.1 million in fiscal year 2018, and $673.4 million in fiscal year 2019.

Our websites and mobile platforms are designed to provide our customers with a user-friendly experience. According to SimilarWeb, our www.makemytrip.com desktop and mobile websites had a total average of over 14.5 million active users per month in fiscal year 2019, our www.goibibo.com desktop website had an average of over 7.7 million active users per month in fiscal year 2019, and our www.redbus.in desktop website had an average of over 5.9 million active users per month in fiscal year 2019. While we experienced a decrease in the average of number of active users per month on our desktop websites during fiscal year 2019, we believe that this is due to more customers shifting towards using our mobile website and mobile applications instead of our desktop website as a result of the increased use of smartphones and mobile devices in India.

Customers are able to make bookings on our MakeMyTrip, goibibo and redBus mobile and desktop sites accessible through www.makemytrip.com, www.goibibo.com and www.redbus.in, respectively, and through our mobile applications for iOS, Android and Windows, which allow bookings for Indian and international flights, hotels and holiday packages, and Indian bus offerings, trains and inter-city cabs. Our mobile traffic and transactions are increasing rapidly and our mobile customer base (mobile website and applications) has slightly decreased from 24.2 million as of March 31, 2018 to 23.9 million as of March 31, 2019. As of March 31, 2019, our MakeMyTrip mobile application had been downloaded approximately 78.2 million times on Android, approximately 9.4 million times on iOS and approximately 0.5 million times on Windows Mobile. As of March 31, 2019, our goibibo mobile application had been downloaded approximately 63.6 million times on Android and approximately 6.0 million times on iOS. As of March 31, 2019, our redBus mobile application had been downloaded approximately 29.0 million times on Android and 2.8 million times on iOS. According to App Annie, our MakeMyTrip, goibibo and redBus mobile applications had over 17.3 million, 10.4 million and 9.2 million active users per month respectively in fiscal 2019. As of March 31, 2019, our various MakeMyTrip, goibibo and redBus mobile and application platforms had been downloaded over 189.7 million times.

We have built advanced and secure technology platforms, which integrate our sales, customer service and fulfillment operations. Our technology platforms are scalable and can be upgraded to handle increased traffic and complexity of products with limited additional investment such as high traffic generated by promotional rates offered simultaneously by multiple travel operators. In order to meet the requirements of this growing Indian middle-class travel market, we also utilize other technology-enhanced distribution channels, including call centers and travel stores in India, as well as our travel agents’ network in India.

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

MakeMyTrip

•	SATTE Award for Excellence in Online booking sites (2018)
•	ET Brand Equity Marketing Awards - Integrated marketing campaign (2018)
•	Times Travel Awards 2018 - OTA of the year (2018) (India)
•	Exchange4Media PrimeTime Awards 2018 for MMT Assured won Gold (2018)
•	Jury Award for Best Travel Partner at Zee Business Travel Awards (2018)
•	Condé Nast Traveller India - Favourite online tour agent (2017)
•	Condé Nast Traveller India - Favourite travel app (2017)
•	Gold in the category of Travel and Holidays at the Businessworld Golden Cart Awards (2017)
•	Gold in the category of Best Travel and Tourism Brand by Social Samosa Social Media Awards (2017)
•	Most Favorite Online Tour Operator award by Readers’ Travel Awards 2016
•	Conde Nast Traveler Mobile Appies (2015) for the Most Innovative Travel App
•	Best Travel Portal India (2014) by World Travel Awards
•	Conde Nast Traveler Readers’ Travel Award – Favorite Online Travel Agent (2014, 2013) Favorite Travel Portal by Outlook Traveler (2015, 2014 and 2013)

goibibo

•	Silver in the category of Travel and Holidays at the Businessworld Golden Cart Awards (2016)
•	Best Tech Travel Aggregator Brand Award by The Economic Times (2015)
•	India’s No. 1 Brand in the category of Online Travel and Leisure by Business Standard (2015)
•	Best website in the category of Leisure and Travel by Website of the Year (2014 and 2015)

redBus

•	ABP News - Brand Excellence award in eCommerce sector (2017)
•	Bronze award (Effective Use Of Consumer Feedback category) at the ACEF Customer Engagement Awards (2017)
•	Bronze award for the redBus annual calendar at the Bangalore Big Bang Awards (2016)
•	Most Trusted Brand by IBC InfoMedia (2015)
•	Most Trusted Brand (online travel category) and 13th Most Trusted Internet Brand (overall) in The Brand Trust Report, India Study (2015)
•	mBillionth South Asia Award and Global Mobile Innovation Award by Eyefortravel (2014)

Our Strengths

We have the following competitive strengths:

A Leading Travel Company in India with Well-Recognized Brands. Since commencing our travel business in India in 2005, we have become a leading company in the Indian travel market for air ticketing and hotels and packages bookings. In fiscal year 2017, 17.9 million flight segments for domestic air tickets in India and 10.5 million room-nights for hotels and packages were booked through us. In fiscal year 2018, 28.6 million flight segments for domestic air tickets in India and 21.9 million room-nights for hotels and packages were booked through us. In fiscal year 2019, 33.5 million flight segments for domestic air tickets in India and 26.6 million room-nights for hotels and packages were booked through us. According to App Annie, our MakeMyTrip, goibibo and redBus mobile applications had over 17.3 million, 10.4 million and 9.2 million active users per month respectively in fiscal year 2019. As of March 31, 2019, our various MakeMyTrip, goibibo and redBus mobile and application platforms had been downloaded over 189.7 million times.  Furthermore based on data from the DGCA, we estimate that one in four domestic air passengers in India booked their air ticket through our company in fiscal year 2019.

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

Comprehensive Selection of Service and Product Offerings. We offer our customers a comprehensive selection of travel and travel-related services and products. We cater to the travel needs of residents in India as well as non-resident Indians and others traveling to India from the United States, South-East Asia, the United Arab Emirates and other countries. Our services and products include air tickets, hotels and packages, rail tickets, bus tickets, car hire and ancillary travel requirements such as facilitating access to travel insurance and visa processing. As of March 31, 2019, we provided our customers with access to all major domestic full-service and low-cost airlines operating in India and all major airlines operating to and from India, over 61,500 domestic accommodation properties in India, over 500,000 hotels and properties outside India, Indian Railways and over 2,500 bus operators, including several major Indian, Peru, Colombia and South-East Asia countries bus operators. Our selection of hotels is diverse, with choices for travelers from budget to premium category offerings, homestays, villas and apartments being available on all our brands and also through our offline channels and corporate offerings. We believe our comprehensive selection of travel services and products makes us a “one stop shop” for our customers’ travel needs and allows us to combine multiple products and provide customized packages that suit the unique needs of our customers.

Broad Distribution Network. We use a variety of technology-enhanced distribution channels to target the growing Indian middle-class travel market. Our distribution network is centered on our India-focused websites, www.makemytrip.com, www.goibibo.com and www.redbus.in, our MakeMyTrip, goibibo and redBus mobile applications for Android and iOS, our United Arab Emirates-focused website, www.makemytrip.ae, our call centers, our airport counters and our various travel stores in over 60 cities in India as of March 31, 2019. Travel agents can access our MakeMyTrip and redBus B2B websites which enable them to sell our full suite of online travel services to their customers. We also have hotel booking centers for our goibibo brand in various cities in India. These booking centers are primarily located in popular travel destinations to serve offline customers in the budget hotel segment.

Advanced, Secure and Scalable Technology Platform. We have built an advanced and secure technology platform, which integrates our sales, customer service and fulfillment operations. We have designed our websites and mobile applications to be user-friendly, providing our customers with extensive low-price options and alternative routings, as well as offering them combinations of flight and hotel bookings at cost-effective rates. Our websites also enable our customers to find their right destinations easily by using colloquial names or major landmarks. We continuously make improvements to our online booking platforms to enhance the user experience for researching and booking air tickets, hotels, packages and bus tickets on www.makemytrip.com, www.goibibo.com and www.redbus.in. We also continue to focus on automation, for example by making changes to our MakeMyTrip and goibibo extranet sites to allow more of our hotel suppliers to use a self-service mode in managing their rates and inventory.

Our web-based booking engines have been designed to link to our suppliers’ systems either through “direct connects” or a GDS (we use both Amadeus CRS and Galileo GDS), and are capable of delivering real-time availability and pricing information for multiple options simultaneously. Our goibibo and redBus platform is hosted on Amazon Web Services (“AWS”), which provides a high degree of reliability, security and scalability and helps us to maintain adequate capacity. In addition, we also provide extranet access to our hotel suppliers where they can update their rates, inventory and content on our websites.

Our technology platforms are hosted on AWS and are scalable, and can be upgraded to handle increased traffic and complexity of products with limited additional investment. In the past, we have experienced peak traffic on our websites when multiple airlines have offered promotional rates, simultaneously. On those occasions, on average our www.makemytrip.com website handled approximately 42,000 transactions and over 2.0 million searches in a day and our www.goibibo.com website handled approximately 80,000 transactions and over 4.0 million searches in a day across all our hotel, car, train and bus offerings. On our website www.redbus.in, we receive approximately 1.0 million website requests and over 6.0 million searches per day. We intend to continue to invest in mobile offerings and applications.

Customer-Focused Approach.  We place significant emphasis on technology, personnel and training to improve our services to our customers. Our customers can choose from our various customer service channels to contact us, including web-based self-service or automated chat support as well as our toll-free call centers, our airport counters, our travel stores and e-mail. We have access to a large amount of customer data on account of our size and our acquisition of the ibibo Group, which allows us to optimize our online marketing and provide customized product offerings. Our mobile service platforms allow customers to receive e-tickets and flight alerts via text messages on their mobile phones. Our customers are also able to make bookings on our mobile sites and web application mobile sites, accessible through www.makemytrip.com, www.goibibo.com and www.redbus.in. In addition to being able to make different types of travel bookings on their smartphones and mobile devices, customers can view their booking details, cancel bookings, request e-tickets, track refund status, check flight status, look for new deals and use location-based services to find nearby places of interest. Our websites provide an enhanced user experience for researching and booking hotels, as well as valuable travel information not available on our mobile sites, such as user-generated travel reviews and destination guides to help customers conduct research and make travel decisions.

MakeMyTrip and goibibo also offer various loyalty programs on their platforms. MMT India offers  the “MMT Black” loyalty program for select customers on an invite-only basis to promote repeat bookings and enhancing stickiness to the platform. MMT Black members earn rewards based on their spending on our apps and websites and these rewards can be used to get discounts on bookings on our website and mobile platforms and can also be redeemed for coupons and rewards from partner brands. MMT India also introduced “MakeMyTrip Double Black” which is a paid subscription-based loyalty program that offers features such as zero cancellation charges on select bookings. The program aims to encourage early bookings to induce savings, without having to worry about cancellations later. As of March 31, 2019, we had over one million enrollments in MMT Black and over 83,000 Double Black enrollments. We believe that this loyalty program participation helps to increase the number of transactions on our platforms and our number of repeat customers (through increased loyalty program membership). In goibibo, our goRewards offers registered users to earn rewards on their bookings. Our goRewards program also crossed over 1.9 million members in fiscal year 2019. We have also been very encouraged by the success of this program as it is driving high engagement and repeat rates, as intended. Further, we also have alliances with various banking and retail financial institutions who have enabled us to give our customers the option of making payment for their bookings in easy instalments.

We primarily outsource our call center operations and fulfillment process to iEnergizer IT Services, Concentrix Daksh Services, and others as we believe that these providers are experienced, reputable and able to adhere to our customer service standards and enhance our service quality. We also have a dedicated in-house escalation service team which operates 24 hours a day, seven days a week, and is responsible for addressing issues or complaints raised by our customers. All of our representatives participate in a formal training program before commencing work and have in-depth knowledge of their relevant local market. Our representatives also attend periodic training programs to familiarize themselves with our new services and products.

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

Our Strategy

We believe that the low but fast-growing Internet penetration and mobile internet in India, coupled with income growth in India provide us with significant growth opportunities. Our objective is to pursue long-term market share growth opportunities to grow profitably by building on our current position as one of India’s leading online travel companies. The key elements of our strategy include:

Expand Our Hotels and Packages Business. Our hotels and packages business generally yields higher Adjusted Revenue Margins than our air ticketing business, and we intend to continue shifting our business mix towards this segment. In fiscal year 2017, we undertook a strategic combination with the ibibo Group by way of an acquisition of the ibibo Group, which operates a hotels and packages business substantially similar to our existing business under the MakeMyTrip brand, making us one of the leading online hotels and packages providers in India.

We aim to increase our market share by investing in automation, adoption of new technologies and greater focus on customers. Our objective is to enable more hotel suppliers to seamlessly connect to our various platforms using the latest technology, including direct connects, channel managers and direct integrations with various aggregators. We also continue to focus on automation by making changes to our extranet to allow more of our hotel suppliers to use a self-service mode for managing their rates, inventory, content, payments and confirm bookings made by our customers on a real-time basis. According to McKinsey, data costs in the country have fallen by 95% since 2013 and the firm expects growth of another 40% in total users to reach more than 750 million by 2023, driven by the continued adoption of smartphone usage.  In terms of travel growth, industry experts have forecast India to become the third largest aviation market by 2022 in the world and there are plans to double the number of operational airports over the next 20 years.  We believe that we can increase our total number of transactions as internet penetration in India increases over time. In addition, given the high penetration of smartphones in India, we have also introduced our extranet mobile application which allows hotels to directly update inventory and rates, and confirm bookings through the application. We are investing on improving the customer experience by improving our offering on various devices (especially mobile and tablets) which the customers use to connect with us and becoming more content-focused. We also intend to grow our packages business outside India through strategic partnerships and acquisitions, as well as by strengthening our relationships with key aggregators from whom we procure inventory for our packages products.

Expand Our Service and Product Portfolio to Enhance Cross-Selling Opportunities. We believe that expanding our service and product offerings is an important means of customer acquisition as the diversity of our services and products will improve our offerings to customers, attract more customers to our websites and mobile applications and allow us to cross sell higher-margin services and products to them. We expect to explore opportunities to expand our offerings of alternative accommodation, activities, experiences, multi-modal transportation and travel offerings across regions.

We seek to continue expanding our travel offerings beyond core air tickets, hotels and packages to mass market products including bus and rail. We introduced the sale of bus tickets in 2008 and the sale of rail tickets in 2009 under our MakeMyTrip brand. In January 2017, we expanded both of these businesses through the acquisition of the ibibo Group and the addition of its redBus bus ticketing and goibibo rail ticketing businesses to our offerings. We also provide car hire services in conjunction with our holiday package bookings and in fiscal year 2018, we introduced intercity car hire services on both MakeMyTrip and goibibo platforms. In fiscal year 2019, we introduced “Experiences”, a new category of service that allows our users to buy tickets to attractions, dinners and many other travel and local activities in their region. Further, we also provide other value-added ancillary services such as facilitating access to insurance and visa processing to enhance our customers’ travel. Currently we offer more than 3,200 activities and experiences on our MakeMyTrip platform, both domestically and overseas.  While this vertical is fairly new, we are already seeing meaningful cross selling of hotels and flights taking place from new users in our “Experiences” offerings. Further, we also provide other value-added ancillary services such as facilitating access to insurance and visa processing to enhance our customers’ travel experience.

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

Expand into New Geographic Markets. We believe we are well positioned for growth in other overseas markets, particularly those with a significant non-resident Indian population as well as destinations with proximity to India and favored by Indian travelers, particularly popular regional destinations that are located within a five-hour flight from India. In December 2009, we launched our website, www.makemytrip.ae, in the United Arab Emirates, following, among other things, the registration of our website’s domain name with the relevant registry as well as the procurement of additional servers to handle the increased traffic from this new international website. The United Arab Emirates has a significant non-resident Indian population, and our website is intended to serve the travel needs of non-resident Indian travelers traveling from the United Arab Emirates and neighboring Middle Eastern countries to India as well as on their travels elsewhere. We entered the Singapore market by acquiring Luxury Tours in May 2011. In July 2011, we incorporated Luxury Tours (Malaysia) to expand our operations in Malaysia and adjacent markets. In November 2012, we expanded in South-East Asia through our acquisition of the ITC Group. In January 2017, as part of our acquisition of the ibibo Group, we entered the Colombia and Peru markets through our redBus business.

Pursue Selective Strategic Partnerships and Acquisitions. In addition to growing our business organically, we have in the past and may continue to pursue strategic partnerships and targeted acquisitions that complement our service offerings, strengthen or establish our presence in our targeted domestic and overseas markets or to gain access to technology. On January 31, 2017, we undertook a strategic combination with the ibibo Group by way of an acquisition of 100% equity interest in the ibibo Group, which owns and operates air ticketing, hotels and packages and rail and bus ticketing businesses under its goibibo and redBus brands. In 2015, we acquired an approximately 20.6% in Inspirock, Inc., which owns and operates www.inspirock.com, an online planning tool for developing custom-made itineraries. In 2014, we acquired a minority equity interest in Simplotel in December 2014, and thereafter we acquired additional shares of Simplotel in June and November 2015, and December 2016, which increased our equity shareholding in Simplotel to approximately 33%. In fiscal year 2013, we became the sole owner of Luxury Tours, a Singapore-based travel agency which is engaged in the business of providing hotel reservations, excursion tours and other related services to inbound and outbound travelers in Singapore and the rest of South-East Asia, following our initial investment in 2011. We became the sole owner of the ITC Group in 2015, a well-established hotel aggregator and tour operator focused on Thailand in which we initially invested in 2012. In fiscal 2019, we acquired 100% equity interest in Bitla, which provides technology support for bus operators and in fiscal year 2020, we also acquired 51% equity interest from the existing shareholders of Quest2Travel, which provides travel solutions for various corporates across India. We believe that our acquisitions and partnerships, together with our technology platform that enables us to successfully and cost-effectively integrate our new acquisitions and partners, have helped to strengthen our positions in our different businesses. We expect to continue to monitor strategic partnerships and acquisitions in the future.

Our Services and Products

We offer a comprehensive selection of travel and travel-related services and products catering to the needs of residents in India and non-resident Indians and others traveling to India from the United States and other countries. We provide travelers with the tools and information they need to efficiently research, plan, book and purchase travel services and products in India as well as overseas. Our services and products include air tickets, hotels, packages, rail tickets, bus tickets, car hire, experiences and ancillary travel requirements such as visa processing and facilitating access to travel insurance. Our key customers include leisure travelers and small businesses.

Air Ticketing

Our air ticketing business is primarily targeted at domestic travel within India and international travel originating in India; and inbound travel to India from the United States and other countries. We further expanded our air ticketing business in 2017 through our acquisition of the ibibo Group, through which we continue to operate the ibibo Group’s similar goibibo business.

We commenced our air ticketing operations under our MakeMyTrip brand in 2000 and have experienced significant growth in our air ticketing business covering domestic travel within India and international travel from India. The following table sets forth the number of flight segments booked through our MakeMyTrip and goibibo platforms for the periods indicated.

	Number of Flight Segments
	For Fiscal Year March 31
	2017	2018	2019
Indian domestic air travel	17.9 million	28.6 million	33.5 million
Outbound air travel	2.7 million	4.7 million	6.0 million

We provide our customers with a wide selection of airline tickets for all major domestic full-service and low-cost airlines operating in India, including Air India, Air India Express, Go Air, IndiGo, SpiceJet, Vistara, Air Asia and Trujet; and all major international flights that originate from cities in India, including Air India, Air France-KLM, British Airways, Emirates, Lufthansa, Malaysia Airlines, Singapore Airlines, Thai Airways, FlyDubai, Air Asia, Etihad Airways, Kenya Airways, Qatar Airways, Virgin Atlantic and Malindo. We make bookings with these airlines either through a GDS (we use both Amadeus CRS and Galileo GDS) or via “direct connects” to the airlines’ booking systems.

We believe our websites and mobile platforms provide comprehensive information to our customers in a time-efficient and unbiased manner. Customers are able to quickly and easily evaluate a broad range of potential fare and airline combinations through our user-friendly websites. Customers may search for flights based on their preferred travel dates, destinations, number of passengers, number of stops and class of travel, or may use our more advanced search tool and include additional search parameters. For example, for our Indian domestic flights, customers may include searches for night flights, specify a preference for direct flights, as well as include only certain airlines and only refundable fares. Customers can also easily filter and sort the results of their search according to their preferences. Further, we have also introduced features that allow customers to select their preferred seats and book meals using our website and mobile platforms.

Hotels and Packages

We introduced our hotels and packages business in 2005 and have since experienced significant growth in this area, including through our acquisition of the ibibo Group in January 2017. The ibibo Group’s standalone hotels business is substantially similar to MMT India’s standalone hotels business and, following the completion of the acquisition of the ibibo Group, we continue to operate our hotels and packages business through MMT India under the MakeMyTrip brand and the ibibo Group under the goibibo brand. The total number of room-nights in our hotels and packages business was 10.5 million in fiscal year 2017, 21.9 million in fiscal year 2018 and 26.6 million in fiscal year 2019.

Hotels. Customers can search 61,500 domestic accommodation properties including over 16,000 alternative accommodation properties in India and over 500,000 hotels and properties outside India on our MakeMyTrip and goibibo websites. We obtain access to room inventory from our hotel suppliers through three methods: “direct connects,” “direct allocation” and for most hotels outside India, through contracts with online travel agents and aggregators outside India. Substantially all of our hotel suppliers in India have a “direct allocation” arrangement with us whereby they allocate rooms directly to us either by managing their room inventory on an extranet provided by us, or through channel managers, or supported by us via telephone. We do not assume any inventory risk for such “direct allocation” as unsold inventory is released to the hotels within an agreed period of time. The remaining hotels in India are connected through direct connects. “Direct connect” is the method by which our booking systems are integrated with the central reservations systems of the hotels and reservations made are confirmed on a real-time basis, although this applies to a small proportion of our total hotel bookings. Through our ongoing efforts to increase the automation of and otherwise improve our extranet, our hotel suppliers are now able to perform most of the necessary functions for executing transactions through our system without our direct involvement. We obtain access to inventory for most hotels outside India through contracts with other online travel agents and aggregators outside India. In some instances, in order to enjoy special negotiated rates for these hotels, we pre-purchase hotel room nights and assume inventory risk on them. Our inventory also includes home stays and budget rooms through “goSTAYS” at goibibo and MakeMyTrip. In 2017, we also introduced MakeMyTrip Assured Hotels, which categorizes based on quality and service reviews to provide quality assurance to customers at the time of booking. During fiscal year 2018, we merged our supplier extranet for our MakeMyTrip and goibibo brands to a common technology platform for our domestic and self-contracted international accommodation properties both on our websites and mobile applications. We are also working to further develop this platform by adding features like payment reconciliation, management of inventory, rates, promotions and analytical capabilities.

Our customer base is primarily residents in India and non-resident Indians and others traveling to India from the United States and other countries. With respect to our websites and applications, the focus of our technological improvement and sales efforts is on consolidating multiple supply sources and identifying the best rates possible for our customers. In addition, we have invested in multi-lingual products and marketing, with in-house translation and customer service teams for twelve different languages. On our www.makemytrip.com and www.goibibo.com websites and through our applications on various mobile platforms, customers may search for hotels based on their destination, preferred dates for check-in and check-out, and may easily filter their search results by selecting star ratings, specific hotel chains, location, accommodation type and other options. Customers can also indicate amenity preferences, such as business services, internet access, fitness centers, swimming pools and travel assistance. MakeMyTrip’s “View Map” offers customers the ability to compare hotel locations on an interactive neighborhood map. Our online hotel booking platforms provide an enhanced user experience for researching and booking hotels on desktop and mobile devices.

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

•

Corporate Travel Service. In fiscal year 2018, we introduced the corporate booking tool “myBiz” which is a complete business travel solution for the booking of travel services by corporates and SMEs. myBiz was built to provide greater flexibility and convenience for business travel and also offers corporate travel benefits for employees. myBiz is also designed to reduce payment inefficiencies and minimize corporate card abuse. It offers a centralized, corporate level wallet for all bookings, which is managed by corporate administrators and provides real-time reporting. In fiscal year 2019, we witnessed encouraging adoption of myBiz. As of March 31, 2019, nearly 30,000 companies have registered on this platform and transacted across air ticketing or hotel bookings. We have seen great customer satisfaction scores and multi-fold growth in this business in the last fiscal. With the acquisition of Quest2Travel in April 2019, which provides travel solutions for various corporates across India, we intend to further strengthen our offerings to the corporate traveler.

See Note 7 to the accompanying consolidated financial statements in Item 18 for a breakdown of total revenues by geographical location of customers for each of the last three fiscal years.

Experiences

In fiscal year 2019, we introduced “Experiences”, a new category of service that allows our users to buy tickets to attractions, dinners and many other travel and local activities in their region. Currently, we offer more than 3,200 activities and experiences on our MakeMyTrip and goibibo platform, both domestically and overseas.  While this vertical is fairly new, we are already seeing meaningful cross selling of hotels and flights taking place from new users in our “Experiences” offerings.

Other Services and Products

Rail Tickets. We sell railway tickets in India on our MakeMyTrip and goibibo platforms through “direct-connect” access to Indian Railways’ passenger reservation system online, allowing customers to reserve and purchase Indian Railways tickets on a real-time basis through our websites. Indian Railways is India’s state-owned railway which owns and operates most of India’s rail transport. We booked 0.30 million, 0.81 million and 2.35 million transactions for rail tickets in fiscal years 2017, 2018 and 2019, respectively.

Using a customized search interface, our customers are able to quickly search for train tickets based on their preferred travel dates, destinations and class of travel. Customers are able to compare travel options across various trains, classes, dates and prices. The search results displayed are detailed and have been customized to suit the needs of local Indian railway users.

Bus Tickets. Following our acquisition of the ibibo Group in 2017, we own and operate our bus ticketing business primarily through redBus, a leading online bus ticketing platform with a presence across India through www.redbus.in and in select countries overseas through our other regional redBus websites. Customers are able to make bookings on our desktop sites, www.redbus.in, www.makemytrip.com and www.goibibo.com and on major mobile platforms through our mobile applications for iOS and Android. Through our redBus mobile application, customers can also access YourBus, a vehicle tracking tool. In fiscal 2019, with the acquisition of Bitla we have further strengthened our supply network in the bus ticketing business in India. Through our websites and mobile platforms, 5.5 million, 39.6 million and 61.5 million bus traveled tickets were booked in fiscal years 2017, 2018 and 2019 respectively.

redBus mobile traffic and transactions were 2.9 million as of March 31, 2019. As of March 31, 2019, our redBus mobile application had been downloaded approximately 29.1 million times on Android and 2.8 million times on iOS. As of March 31, 2019, we had approximately 13.2 million mobile users. Customers are also able to book bus tickets through our MakeMyTrip and goibibo platform.

We have agreements with several major Indian, Peruvian, Colombian and South-East Asian countries bus operators, some of which are operators of multiple routes, as well as with aggregators and other intermediaries. Our bus tickets inventory is obtained through four channels: real-time inventory from operators who are directly connected to our booking system; inventory from aggregators who are directly connected to our booking system; inventory from operators who manage their inventory on an extranet supported by us; and inventory obtained by agreement with operators where a certain number of tickets are pre-allocated to us or sold to us “on request.”

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

redBus also sells bus tickets and hotel room reservations through agent platform, SeatSeller, which comprises more than 13,500 agents across India, South-East  Asia and Latin America. In addition, redBus tickets are sold through more than 200 application programming interface, or API partners. The redBus transaction database is highly scalable to cater to our growing transaction needs.

During fiscal year 2018, we also launched new features on our platform such as dynamic pricing, one-touch booking, bus tracking, zero cancellation fee booking and re-scheduling.

Car Hire. We provide car hire services in conjunction with holiday package bookings, pick and drop from airport and intercity services on both MakeMyTrip and goibibo platforms. In fiscal year 2018, we introduced intercity car hire services on both MakeMyTrip and goibibo platforms. Customers can make their bookings on our desktop and mobile sites and using our mobile applications for iOS and Android. As of March 31, 2019, we offered car hire services in more than 1,000 cities in India.

Ancillary Services and Products

As an ancillary service offered to our customers, we provide our customers with the option to purchase travel insurance for trips booked on our MakeMyTrip, goibibo and redBus platforms at the time of booking.  For air travel, customers are also given an option to purchase ancillaries services such as seat selection, in-flight meals and checked baggage.

Distribution Channels

We utilize a variety of technology-enhanced distribution channels to target the growing Indian middle-class travel market, where Internet penetration is still relatively low. Our broad distribution network gives us access to Indians traveling domestically or overseas and also reaches non-resident Indians and others traveling inbound to India. Our distribution network uses a combination of our websites, call centers, airport counters and travel stores as well as our travel agents’ network in India and mobile service platform, giving us multiple channels to access these customers. The majority of our total transactions are carried out through our websites and mobile applications.

Our customers’ varied needs are served by different distribution channels. During fiscal year 2019, nearly all of our sales of air tickets for travel were made through our websites and mobile applications and the balance of our sales for air tickets, were made through our call centers and were most commonly for inbound travel. While we experienced a slight decrease in the average number of active users per month on our desktop websites during fiscal year 2019, we believe that this is due to more customers shifting towards using our mobile website and mobile applications instead of our desktop website as a result of the increased use of smartphones and mobile devices in India. Our sales of hotel rooms are also primarily made through our websites and our mobile applications. Our customers can book standard flight plus hotel packages on our websites and our mobile applications, but the majority of the sales of packages within or outside India are concluded through our call centers, travel stores and travel agents’ network. All of our rail and bus ticket sales in India are made through our Indian website.

Internet Websites

We operate the websites www.makemytrip.com (including the sub-domain us.makemytrip.com and www.makemytrip.ae servicing the Indian domestic and outbound market, the United States-India inbound market (focusing in particular on non-resident Indians in the United States), the United Arab Emirates as well as neighboring Middle East countries, and neighboring South-East Asian countries, respectively. Following our acquisition of the ibibo Group in January 2017, we also operate the websites www.goibibo.com and www.redbus.in.

Our websites and their content are tailored to our predominantly Indian user base. For example, on www.makemytrip.com, we have localized our top-selling hotel webpages with information and using language that we believe would be more attractive and relevant to an Indian user. Following our acquisition of the ibibo Group in January 2017, we have integrated the in-house development capabilities of MMT India and the ibibo Group to continuously maintain and improve our various platforms, including our www.makemytrip.com, www.goibibo.com and www.redbus.in websites.

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

Payment. We offer our customers a variety of payment methods. On our Indian websites, customers may pay in Indian Rupees with credit cards, debit cards issued by several major banks in India (including Citibank, ICICI Bank, HDFC Bank, State Bank of India and AXIS Bank), bank transfers or e-Wallets (including Paytm and PhonePe). We also offer partial payment options for large value transactions. All sales made through our desktop and mobile platforms require consumers to pay or guarantee their purchases with their credit cards. The online payment gateway for net banking is secured by “Verified by VISA,” “MasterCard SecureCode,” “Diners

ProtectBuy,” “RuPay PaySecure” and “American Express SafeKey.” Customers may also use our propriety prepaid wallets (“MyWallet”, “GoCash” and “redBus Wallet”) to obtain instant refunds and a quicker checkout experience. We also accept international cards (issued outside India) through single factor authorization for which fraud chargeback liability is on MakeMyTrip. We recently began accepting payment through Unified Payment Interface (UPI) for all our redbus, goibibo or MakeMyTrip websites and mobile applications. On our US MakeMyTrip website, customers may pay in US dollars with credit cards or through PayPal. On our United Arab Emirates website, customers may pay in United Arab Emirates Dirhams with credit cards. On our other international websites, customers may pay in multiple currencies with credit cards.

We offer a travel finance option that provides qualified customers with a personal loan from HDFC Bank to pay for their bookings. We have also partnered with certain finance companies and banks to offer no-cost equated monthly instalment payment bookings for qualified customers. We also offer an algorithm-based “Book Now, Pay Later” option for certain customers and offerings, as well as a hotel booking option that requires Re. 1.00 at booking with the remainder auto-debited after completion of the stay.

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

We use single factor authentication for Latam transactions in our redBus ticketing business and have enabled fraud verification through a risk mitigation tool, CyberSource which helps in screening suspicious transactions. We support offline payments for Indonesia and Latin American markets, where customers can reserve seats for a fixed number of hours and subsequently pay for such seats in cash at ATM stores and other offline locations.

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

To achieve cost-efficiency and scalability, we utilize various third-party vendors in India to manage our call center service and we outsource our call center service for sales and service for all international flights (both inbound to India and outbound from India), and most of our hotel reservations and packages to such vendors. Our outsourcing service providers also handle our post-sales customer service support for all flights (domestic and international), hotel reservations and packages, and rail and bus ticketing, as well as back office fulfillment and ticketing services. We primarily outsource our call center operations and fulfillment process to iEnergizer IT Services, Concentrix Daksh Services, and others as we believe that these providers are experienced, reputable and able to adhere to our customer service standards and enhance our service quality. Our external agents must undergo a formal four-week training program as well as periodic refresher training courses in order to understand our processes and systems and be able to effectively service our customers.

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

Travel Stores

As of March 31, 2019, we had 14 company-owned travel stores in 14 cities, including one in our office in Gurugram, over 70 franchisee-owned travel stores which primarily sell packages in more than 60 cities, and counters in four major airports in India under our MakeMyTrip brand. In fiscal year 2018, we also launched hotel booking centers for our goibibo brand in various cities in India. These booking centers are primarily located in popular travel destinations to serve offline customers in the budget hotel segment.

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

Travel Agents’ Network

Our travel agents can access our MakeMyTrip and redBus B2B websites which enable them to sell our full suite of online travel services to customers. Our B2B websites use a similar interface as our external customer-facing websites. We believe our network is attractive to travel agents as we provide access to products which such agents may not otherwise be able to access cost-effectively or at all. These travel agents earn commissions from us depending on the volume and type of travel services and products sold. Furthermore, our travel agents’ network allows us to expand our footprint in India and distribution network in a cost-effective manner.

Mobile

Our MakeMyTrip, goibibo and redBus mobile platforms, including our mobile websites and mobile applications, allow customers to search, book and pay for Indian domestic and international air tickets, hotels and packages, rail and bus tickets and car bookings on their mobile phones at no additional cost. The tickets and bookings are delivered through email and text messages through WhatsApp. We also send regular updates on our offers to our customers via push notification on mobile applications. In addition to being able to make different types of travel bookings on their smartphones and mobile devices, customers can view their booking details, cancel bookings, request e-tickets, track refund status, look for new deals and use location-based services to find nearby places of interest. Our mobile applications are available for Android, iOS, and Windows devices.

As of March 31, 2019, our MakeMyTrip mobile application had been downloaded approximately 78.2 million times on Android, approximately 9.4 million times on iOS and approximately 0.5 million times on Windows Mobile. As of March 31, 2019, our goibibo mobile application had been downloaded approximately 63.6 million times on Android and approximately 6 million times on iOS. As of March 31, 2019, our redBus mobile application had been downloaded approximately 29 million times on Android and 2.8 million times on iOS. According to App Annie, our MakeMyTrip, goibibo and redBus mobile applications had over 17.3 million, 10.4 million and 9.2 million active users per month respectively in fiscal 2019. Approximately 69% of our Indian online visitors reached us through our mobile platforms in fiscal year 2019. We have invested significantly in customer acquisition and inducement programs in order to increase mobile application downloads and accelerate growth in our India standalone hotel booking business. In our standalone hotels business, more than 80% of online transactions in fiscal year 2019 were completed through our mobile platforms.

Technology and Infrastructure

General

We benefit from an advanced technology platform which we believe has a high level of reliability, security and scalability, and which has been designed to handle high transaction volumes across all our websites on shared infrastructure.

We operate our technology platform through external and internal data centers in India located in Mumbai, Chennai and Gurugram. Our Indian external data centers utilize AWS Mumbai region.  Our internal data center runs independently and serves all the data needs of our internal operations, such as e-mail.

Our website utilizes AWS across multiple availability zones, which provides greater reliability through redundancy protection. This capability helps us to ensure business continuity and minimize potential damage in the event of a disruption. Our www.makemytrip.com and www.goibibo.com platforms are able to handle up to 3.0 million website requests and 8.5 million page views per day and our www.goibibo.com platform is able to handle up to 4 million website requests and 9 million page views per day.

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

Our ERP application uses Microsoft Dynamics in the case of MMT India, ibibo India and redBus. These systems are integrated with our mid-office systems which enable our agents to create and amend bookings as well as to attend to customer inquiries raised in our CRM systems.

Our goibibo, redBus and major portion of our MakeMyTrip platforms are hosted on AWS which provides us the flexibility to scale horizontally. AWS provides a high degree of reliability, security and scalability all at the same time. For business continuity, these systems are backed up and snapshots are taken at regular intervals, including several times throughout the day. We have the ability to scale any of our applications depending on the traffic. This helps us in maintaining adequate capacity. Our technology architecture is modeled on web service architecture, which enables us to move swiftly and make changes on any APIs. We also have a New Relic monitoring system that tracks crucial metrics of our goibibo and redBus applications. These provide information on system health, performance and security that is trackable in real time and can be data mined for troubleshooting.

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

We rely on licensed encryption and authentication technology to effect secure transmission of confidential customer information, including credit card numbers, over the Internet. All sensitive data transmitted through our systems is encrypted using SSL 1024-bit encryption technology.

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

Our marketing channels on desktop and mobile web primarily include online advertising, such as paid search engine marketing and optimization with Google, social media advertising (such as on Facebook, Twitter, LinkedIn and YouTube) and display advertising on other websites, participation in meta search engines (such as hotels product ads by Google, TripAdvisor and Trivago), offline advertising leveraging print or broadcast media, such as television or radio, e-mails and short messages, and other marketing channels, such as through our call centers and travel stores. We have consistently invested in building our brand and expanding our reach to travelers in India as well as overseas, through mass media campaigns as well as through innovative digital marketing tools.

Our marketing programs and initiatives include broad-based campaigns, promotional or seasonal offers, as well as, brand campaigns to drive brand building with our customers. In March 2016, we redesigned our logo for the tradename “makemytrip” and launched an advertising campaign with leading Bollywood celebrities as our brand ambassadors. Our advertising campaigns promote the competitive pricing of our offerings (including no cancellation charges or no advanced payment requirements) and wide inventory of travel offerings. In 2018, we launched a campaign to boost outbound travel to highlight solutions that will best serve Indians travelling internationally with features such as “MMT 24×7 Hotline for International flights and hotels” and “international hotels preferred for Indians”.

In fiscal year 2019, ibibo co-sponsored two of the cricket teams in the Indian Premier League and MakeMyTrip was the associate broadcast sponsor of the Indian Premier League.  ibibo launched an industry first cricket-based gamification program on the ibibo App where users were able to earn travel cash based on the performance of the sponsored IPL team. As part of our marketing efforts, we continue to scale up our existing strategic partnerships with several major banks and credit card providers in India including American Express, SBI Credit Card, Citibank, HDFC Bank, AXIS Bank and ICICI Bank, which helps us to access our strategic partners’ customer base. In fiscal year 2019, MMT India launched co-branded credit cards with ICICI Bank to acquire new users from tier 2 cities and beyond. Our marketing efforts have also included strategic partnerships with tourism boards in Indonesia, Singapore, Hong Kong, Australia, New Zealand and Dubai, to help boost tourism in these destinations.

MakeMyTrip and goibibo also offer various loyalty programs on their platforms. MMT India offers the “MMT Black” loyalty program for select customers on an invite-only basis to promote repeat bookings and enhancing stickiness to the platform. MMT Black members earn rewards based on their spending on our apps and websites and these rewards can be used to get discounts on bookings on our website and mobile platforms and can also be exchanged for coupons and rewards from partner brands. MMT India also introduced “MakeMyTrip Double Black”, which is a paid subscription-based loyalty program that offers features such as zero cancellation charges on select bookings. The program aims to encourage early bookings to induce savings, without having to worry about cancellations later. As of March 31, 2019, we had over one million enrolments in MMT Black and over 83,000 MakeMyTrip Double Black enrollments. In goibibo, our goRewards offers registered users to earn rewards on their bookings. Our goRewards program also crossed over 1.9 million members as of March 31, 2019. Further, we have entered into arrangements with various banking and retail financial institutions who have enabled us to give our customers the option of making payment  for their bookings in easy instalments.

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

The key channels through which we implement our customer support and communicate with our customers are as follows:

Web-based Support. We offer two web-based customer support services. Our self-service web-support available through free online accounts on our websites allow customers to check the status of their domestic and international flight, train, bus or hotel bookings, cancel bookings and track the progress of their refund, among other things. Customers who require assistance or have inquiries about certain products also have an option to contact our sales representatives via our websites and we have dedicated personnel available 24 hours a day, seven days a week, who provide assistance to our customers on a real-time basis. Our artificial intelligence-

based chat bot, Myra is available across all our platforms and is capable of handling over half of all customer use cases for post-sales support. The bot’s coverage expands across all our lines of businesses and all major queries, including date changes and cancellations.  Our latest improvements have led to a reduction in users writing to us via email, which would otherwise have required a large number of manual replies. Similarly, ibibo’s chatbot, Gia handles over 10% of all bookings and nearly half of all post-sales questions. Customers have indicated that they prefer using the chatbot for querying upcoming travel information, cancellation or downloading e-tickets. In fiscal year 2019, redBus also launched its artificial intelligence-based customer support chat bot, RAY, on Android, iOS and WhatsApp. RAY is capable of handling all customer queries that arise from various issues related to bus bookings from booking through the completion of a customer’s bus journey. RAY intelligently switches between automated responses by fetching relevant details from internal systems to handing over the chat to a live agent for better assistance. The tool has reduced the number of customer support phone calls we receive by 50%. In the future, we expect to expand RAY capabilities to cover non-customer support use cases, including cross-selling, feedback collection on bus services and bus amenities, verification of boarding point details, and reconfirmation of bookings and more.

Our platforms provide real time personalization which takes in account user’s context, behavior, device, location, time, past searches and journeys to show users the right set of flight and hotel recommendations based on their past behavior and also behavior of other similar users.

Call Centers. We provide our customers with comprehensive and real-time assistance through our call centers which are available 24 hours a day, seven days a week. Currently, we outsource a portion of our customer service call center operations to iEnergizer IT Services, Radical Minds Technologies, etc. in India, whose employees have been trained by our respective outsourcing service providers and us. We had approximately 4,400 outsourced call center representatives as of March 31, 2019.

We also have a dedicated in-house escalation service which operates 24 hours a day, seven days a week, and is responsible for addressing issues or complaints raised by our customers, as well as in-house call centers in India, Singapore, Malaysia, Indonesia and Latin America which mainly handle customer service support for all our bus-related services. We are able to log on to customer calls enabling us to perform random checks on our call centers on a real-time basis. Our system also enables us to monitor the number of waiting calls, the number of active call center agents, and the real-time activity status of agents. We have an in-house quality team which monitors the quality of interaction across lines of business, including through analysis of the tone and voice of our customers, in order to ensure high quality service is consistently offered to our customers. All of our representatives participate in a formal training program before commencing work and have in-depth knowledge of their relevant local market. Our representatives also attend periodic training programs to familiarize themselves with our new services and products.

Travel Stores. Customers may also visit our MakeMyTrip brand travel stores and airport counters in over 60 cities in India and obtain assistance from our sales and customer service representatives.

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

The table below sets forth our top five (in alphabetical order) airline suppliers for travel in India and overseas (based on Adjusted Revenue earned by us) and our top five (in alphabetical order) hotel suppliers (based on gross bookings) for fiscal year 2019. Jet Airways (India) Limited suspended all flight operations in April 2019.

Airlines (Travel within India)	Airlines (International Travel)	Hotels (within India)
Air India	Air India	Carlson Group of Hotels
Air Vistara	Emirates	Lemon Tree Hotels
GoAir	Jet Airways	Oyo Rooms
Jet Airways	Malaysia Airlines	Taj Hotels, Resorts & Palaces
SpiceJet	Malindo	Wyndham Hotels & Resorts

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

Hotels

As of March 31, 2019, we provided our customers with access to over 61,500 domestic accommodations in India and more than 500,000 hotels and properties outside India. Our hotel supply team is responsible for negotiating agreements or arrangements with independent hotels, hotel chains and hotel management companies and securing competitive rates, promotions and access to inventory for listing on our websites as well as packaging of holidays. We select our hotel partners by their reputation and quality and monitor customer feedback on our websites as well as other channels in order to ensure that hotels listed on our websites maintain acceptable standards.

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

Buses

As of March 31, 2019, we provided our customers with access to over 14,500 privately owned services, approximately 36,000 government owned Road Transport Corporation services in India, approximately 7,500 services across Peru and Colombia and 10,300 services across Singapore, Malaysia and Indonesia. We aim to provide a wide range of bus ticket inventory on our platform and enable bus operators to list their inventory online through our inventory hosting software called redBus Plus or to integrate their existing inventory software to our platform. redBus Plus allows bus operators to update service information, creating campaigns, responding to customer feedback and analyze customer demand. redBus also provides bus ticketing API to multiple e-commerce websites across the spectrum and thus enables the widest possible distribution reach for bus operators.

In July 2018, we acquired 100% equity interest of Bitla which is India’s leading travel focus technology provider with SaaS, Cloud and mobile based solution to help customers expand their business. Bitla’s technologies are widely used domestically and internationally by bus operators, bus GDSs, online ticketing portals, hoteliers, holiday tour operators and cargo and logistics companies. Bitla is the Online Bus Ticketing Ecosystem and manages a large inventory of direct buses and bus operators in India.

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

We have registered the domain names www.makemytrip.com (which includes the sub-domain “us.makemytrip.com” for our US website), www.makemytrip.ae, www.makemytrip.com.sg, www.goibibo.com, and www.redbus.in, and have full legal rights over all these domain names for the period for which such domain names are registered. We primarily conduct our business under the “MakeMyTrip,” “goibibo” and “redBus” brand names and logos. We have registered the trademark “MakeMyTrip” in India, Mauritius, Bhutan, Nepal, Singapore, Taiwan, Indonesia, European Union, Canada, Australia, Malaysia, Saudi Arabia, Qatar, United Arab Emirates, Bahrain, Japan and Oman. Our applications for registration are pending in Sri Lanka and Kuwait. We have also applied for patents in India for certain aspects of our technological systems.

The word mark “MakeMyTrip” and trademark “MakeMyTrip.com-India in every trip” are registered in the United States. We applied for registration of our new “MY” logo and our MakeMyTrip mark with our new logo in India, the latter is now registered under multiple classes. We have also registered the following logos and word marks in India: “IBIBO,” “GOIBIBO,” “redBus.in,” “Ryde,” “Ryde by Ibibo,” “Ibibo Ryde” and “goCash.” The wordmark “REDBUS” and the logo are already registered in India, Chile, Colombia, Malaysia, Mexico, Peru, Philippines, Russia, Singapore and Turkey. We also have registered copyrights of our logos and brand names “MakeMyTrip,” in India and copyright registration of certain specific representations of the logo “my”.

Our key logos are also registered trademarks in India, including “MMT Black,” “MMT Double Black”, “MakeMyTripMyBusiness” “GoContacts”, “GoCashPlus”, “GoIbibo” and “Ibibo”.

In fiscal year 2019, a series of new trademark applications were filed for “Go-MMT”, “MAKEMY”, “MYTRIP”, “MYTRIP MYSTORY”, “MyBiz”, “GoTime”, “GoIbibo” and “Ibibo”, some of which have also got registered. Additionally, to protect the marks of MakeMyTrip, Goibibo and redBus, we file objections before the trademark registry from time to time against deceptively similar trademarks.

Employees

As of March 31, 2019, we had 3,450 employees. The following tables show a breakdown of our employees as of the end of our past three fiscal years by category of activity and geographic location.

	Number of Employees as of March 31,
Division/Function	2017	2018	2019
Management	19	17	16
Product development	191	179	215
Sales and marketing	1,333	1,280	1,331
Technology development and technology support	950	787	1,052
Others (including operations, business development, administration, finance and accounting, legal and human resources)	933	788	836
Total	3,426	3,051	3,450

	Number of Employees as of March 31,
Location	2017	2018	2019
India	3,164	2,763	3,156
United States	3	3	3
Singapore	48	64	61
Malaysia	24	21	23
Thailand	122	123	107
United Arab Emirates	8	5	6
China	1	1	1
Colombia	6	8	8
Peru	50	63	63
Indonesia	—	—	22
Total	3,426	3,051	3,450

None of our employees are represented by a labor union. We believe that our relations with our employees are good. We contract with third parties for the provision of temporary employees from time to time based on the needs of our businesses for various functions, including administration, technology-related projects and staffing at our travel stores and airport counters. As of March 31, 2019, we employed 700 temporary and contract employees.

Insurance

We maintain and annually renew insurance for losses (but not business interruption) arising from fire, burglary as well as terrorist activities for our corporate office at Gurugram, India, as well as for our various company-owned travel stores in 14 cities in India and for our airport counters in Delhi, Chennai, Bhubaneswar and Hyderabad. In connection with our initial public offering in August 2010, we purchased a liability policy that also covers our directors and officers. We extended this policy in connection with our follow-on public offerings in June 2011 and March 2014. In addition, we have a liability policy to insure our directors and officers from various liabilities arising out of the general performance of their duties. We have purchased public liability insurance, fidelity insurance and work injury compensation insurance for our group entities. With effect from January 31, 2017, the coverage under such policies was expanded to include all the ibibo Group entities. In fiscal year 2019, we also obtained cyber and crime insurance.

Regulations

We are subject to various laws and regulations in India arising from our operations in India, including travel agent requirements and the operation of our MakeMyTrip and goibibo call centers, airport counters and company-owned travel stores.

MMT India requires licenses from state tourism departments to act as a travel agent/tour operator in certain states in India. MMT India has received such licenses from the Ministry of Tourism, Government of India for its registered office in the National Capital Territory of Delhi. In addition, Luxury Tours and ibibo Group Pte. Ltd. holds a travel agent’s licenses from the Singapore Tourism Board, Luxury Tours (Malaysia) holds an inbound license from the Ministry of Tourism, Malaysia and ITC Bangkok Co. Ltd. holds an inbound license from the Tourism Authority of Thailand.

MMT India holds a license from the Reserve Bank of India to act as a Full-Fledged Money Changer (single branch), which requires that MMT India maintain minimum net owned funds of Rs. 2.5 million (approximately $0.04 million).

Under the Indian Information Technology Act, 2000, as amended, we are subject to civil liability to compensate for wrongful loss or gain to any person arising from negligence in implementing and maintaining reasonable security practices and procedures with respect to sensitive personal data or information that we possess, deal with or handle in our computer systems, networks, databases and software. India has also implemented privacy laws, including the Information Technology (Reasonable Security Practices and Procedures and Sensitive Personal Data or Information) Rules, 2011, which impose limitations and restrictions on the collection, use and disclosure of personal information. The Ministry of Electronics and Information Technology, Government of India recently invited comments on a draft Personal Data Protection Bill, 2018 submitted to it by a committee of experts appointed by the government. This Bill proposes to regulate the processing of personal data. However, the timing for this Bill or a revised or different version to be introduced in Parliament or its impact is as yet uncertain.

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

The consolidated foreign direct investment policy, or the FDI Policy, issued by the Department of Industrial Policy & Promotion, Ministry of Commerce & Industry, Government of India and the Foreign Exchange Management Act, 1999, as amended, and the regulations framed thereunder, or the FEMA, have certain requirements with respect to downstream investments by Indian companies that are owned or controlled by foreign entities and with respect to the transfer of ownership or control of Indian companies in sectors with caps on foreign investment from resident Indian persons or entities to foreigners, as well as such transactions between foreigners. These requirements currently include restrictions on pricing, valuation of shares and sources of funding for such investments, and may, in certain cases, require prior notice to or approval of the Government of India. India’s Foreign Exchange Management Act, 1999, as amended, and the rules and regulations promulgated thereunder, restrict us from lending to or borrowing from our Indian subsidiaries and borrowings by our Indian subsidiaries in foreign currencies, and also restrict us from making investments in India unless required FEMA filings with respect to past investments have been completed. Under the FEMA, the Reserve Bank of India has the power to impose monetary penalties, including of up to three times the value of a FEMA contravention where quantifiable, and confiscate the shares at issue. Further the Government of India has recently made and may continue to make revisions to the FDI policy on e-commerce in India, including in relation to business model, inventory, pricing and permitted services. The Department of Promotion of Industry and Internal Trade, Ministry of Commerce and Industry, Government of India also recently invited comments on a Draft National e-Commerce Policy, which addresses various topics, including data and e-commerce regulation. The timing or impact of this policy, which remains in draft form, is not yet certain. Such changes may require us to make changes to our business in order to comply with Indian law.

The Companies Act, 2013 contains significant changes to Indian company law, including in relation to the issue of capital by companies, related party transactions, corporate governance, audit matters, shareholder class actions and restrictions on the number of layers of subsidiaries and corporate social responsibility spending. See “Item 3. Key Information — D. Risk Factors — Risks Related to Us and Our Industry — Changing Laws, Rules and Regulations and Legal Uncertainties in India, Including Adverse Application of Corporate and Tax Laws, May Adversely Affect Our Business and Financial Performance.”

C. Organizational Structure

The following diagram illustrates our corporate structure and the place of formation and ownership interest of each of our key operating subsidiaries, as of the date of this Annual Report.

Notes:

(1)

The operating subsidiaries of Ibibo Group Holdings (Singapore) Pte. Ltd. include ibibo India, Bitla, Ibibo Group Pte. Limited, Singapore and other insignificant subsidiaries. ibibo India is the ibibo Group’s key Indian operating subsidiary.

(2)	The ITC Group consists of ITC Bangkok Co., Ltd. (Thailand) and other insignificant subsidiaries.

D. Property, Plant and Equipment

Our primary facility is our principal executive office located in Gurugram, India, which serves as the principal place of business for our MMT India and ibibo Group operations. Our principal executive offices cover approximately 149,000 square feet and is under lease primarily from fiscal year 2017 to fiscal year 2029. Further, we have leased two facilities covering approximately 85,000 square feet and 14,000 square feet in Bangalore and Mumbai, respectively. We have also leased various facilities across other major cities in India.

As of March 31, 2019, we had 14 company-owned travel stores in 14 cities, including one in our office in Gurugram, over 70 franchisee-owned travel stores which primarily sell packages in more than 60 cities, and counters in four major airports in India under our MakeMyTrip brand. Outside of India, we lease offices in South-East Asia, Dubai, and Latin America.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our business, financial condition and results of operations should be read in conjunction with “Item 3. Key Information — A. Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this Annual Report. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in “Item 3. Key Information — D. Risk Factors” and elsewhere in this Annual Report. Actual results could differ materially from those contained in any forward-looking statements. Our financial and operating results for fiscal year 2017 include the financial and operating results of the ibibo Group for the two months ended March 31, 2017 following the completion of our acquisition of the ibibo Group on January 31, 2017 and for the full year in fiscal year 2018 and fiscal year 2019.

In this Annual Report, references to “customers” are to our end customers or travelers and references to “suppliers” are to our travel suppliers. We consider both travelers and travel suppliers to be our customers.

Overview

We are a leading online travel company in India. Through our primary websites, www.makemytrip.com, www.goibibo.com and www.redbus.in, and mobile platforms, travelers can research, plan and book a wide range of travel services and products in India as well as overseas. Our services and products include air ticketing, hotels and packages, rail tickets, bus tickets, car hire and ancillary travel requirements such as facilitating access to third-party travel insurance and visa processing. In order to meet the requirements of the growing Indian middle-class travel market where Internet penetration is low, we also utilize other technology-enhanced distribution channels, including call centers, our travel stores in India, as well as our travel agents’ network in India. Our customers are able to make bookings on our MakeMyTrip, goibibo and redBus mobile sites and on major mobile platforms through our mobile applications, including Indian domestic and international flights, hotels and holiday packages and Indian bus offerings through our iOS and Android applications. Smartphones and mobile devices have and will continue to be an integral part of how our customers shop for and purchase our products in the coming years.

We generate revenue through three main lines of business, air ticketing, hotels and packages and bus ticketing. Our sales of air tickets, bus tickets and hotel rooms are primarily made through our websites and our mobile applications. Our customers can book standard packages on our MakeMyTrip websites and mobile platforms, but sales of packages within or outside India are often concluded through our call centers, travel stores and travel agents’ network. We also generate revenue through the online sale of rail tickets, brand alliance fees and by facilitating access to travel insurance, as well as advertising revenue from third-party advertisements on our websites.

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

In our hotels and packages business, revenue (including revenue on air tickets sold as part of packages) is generally accounted for on a “gross” basis, representing the total amount paid by our customers for these travel services and products. The cost of procuring the relevant services and products for sale to our customers in this business is classified as service cost. Our hotels and packages revenue also include commissions we earn for the sale of hotel rooms (without packages), and commissions we earn as an agent from other online travel agents and aggregators from whom we procure hotel rooms for our customers for most hotels outside India, which are accounted for on a “net” basis. We earn commissions in a similar manner for certain non-hotel products related to our packages. Our hotels and packages business tends to yield higher margins than our air ticketing business, which we believe reflects the greater value that our travel services add and the more complex nature of our hotels and packages services as compared to our air ticketing business. We are focused on expanding our hotels and packages business and shifting our revenue mix accordingly.

In our bus ticketing business, our main sources of revenue are revenue from commissions or fees on the sale of bus tickets, including from bus operators or fees. We also receive commissions from aggregators from whom we procure inventory for certain bus tickets, when their inventory is booked through us. Income from bus ticketing, including commissions and fees earned from bus operators and convenience fees earned from travelers is recognized on a net basis as an agent on the date of journey as the performance obligation is satisfied on the date of journey by the traveler.

As certain parts of our revenue are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on Adjusted Revenue, which is a non-IFRS measure, as we believe that Adjusted Revenue reflects the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our Adjusted Revenue may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

The following table reconciles our revenue (an IFRS measure) to Adjusted Revenue (a non-IFRS measure):

	Air Ticketing			Hotels and Packages			Bus Ticketing			Others				Total
	Fiscal Year Ended March 31,			Fiscal Year Ended March 31,			Fiscal Year Ended March 31,			Fiscal Year Ended March 31,				Fiscal Year Ended March 31,
	2017	2018	2019	2017	2018	2019	2017	2018	2019	2017	2018	2019		2017	2018	2019
	(in thousands except percentages)
Revenue as per IFRS (1)	$118,514	$167,391	$166,714	$314,254	$439,963	$237,524	$5,615	$50,932	$53,745	$9,233	$16,970	$28,028		$447,616	$675,256	$486,011
Add: Promotion expenses recorded as a reduction of revenue	—	34,673	68,632	—	43,068	274,915	—	—	13,950	—	—	861		—	77,741	358,358
	$118,514	$202,064	$235,346	$314,254	$483,031	$512,439	$5,615	$50,932	$67,695	$9,233	$16,970	$28,889		$447,616	$752,997	$844,369
Less: Service Cost as per IFRS	—	—	1,193	173,919	169,347	160,824	—	6,530	8,870	—	—	58	(2)	173,919	175,877	170,945	(2)
Adjusted Revenue	$118,514	$202,064	$234,153	$140,335	$313,684	$351,615	$5,615	$44,402	$58,825	$9,233	$16,970	$28,831		$273,697	577,120	673,424
% of total Adjusted Revenue	43.3%	35.0%	34.8%	51.3%	54.4%	52.2%	2.1%	7.7%	8.7%	3.4%	2.9%	4.3%		100.0%	100.0%	100.0%

(1)

Effective April 1, 2018, we adopted the new revenue recognition standard IFRS 15, where promotion expenses have been recorded as a reduction of revenue. We have adopted the new standard by using the cumulative effect method and accordingly the comparative information has not been restated.

(2)	Loyalty program costs amounting to $2.5 million have been excluded from service cost for the fiscal year 2019 relating to “Others”, and has been included in marketing and sales promotion expenses.

Key Operating Metrics

Our operating results are affected by certain key metrics that represent overall transaction activity and subsequent financial performance generated by our travel services and products. Three of the most important metrics, which are critical in determining the ongoing growth of our business, are Adjusted Revenue, gross bookings and Adjusted Revenue Margins.

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

Revenue from our hotels and packages business (including air tickets sold as part of packages) is generally accounted for on a “gross” basis, representing the total amount paid by our customers for these travel services and products, as we control the services before such services are transferred to the traveler. The cost of procuring the relevant services and products for sale to our customers in this business is classified as service cost. However, our hotels and packages revenue also include commissions we earn for the sale of hotel rooms (without packages), and commissions we earn as an agent from other online travel agents and aggregators from whom we procure hotel rooms for our customers for most hotels outside India, which are accounted for on a “net” basis. We earn commissions in a similar manner for certain non-hotel products related to our packages. Our hotels and packages revenue is recognized on the check-in date for hotel reservations and the date of departure for packages.

Revenue from bus ticketing, including commissions and fees earned from bus operators and convenience fees earned from the traveler is recognized on a net basis as an agent on the date of journey as the performance obligation is satisfied by us on the date of journey by the traveler.

As certain parts of our revenue are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on Adjusted Revenue, as we believe this reflects the value addition of the travel services that we provide to our customers.

Gross bookings represent the total amount paid by our customers for the travel services and products booked through us, including taxes, fees and other charges, and are net of cancellations, discounts and refunds.

Adjusted Revenue Margins is defined as Adjusted Revenue as a percentage of gross bookings and represent the commissions, fees, incentive payments and other amounts earned in our business. We follow Adjusted Revenue Margins trends closely across our various lines of business to gain insight into the profitability of our various businesses.

The following table sets forth the number of transactions, gross bookings and Adjusted Revenue Margins for our air ticketing business, hotels and packages business and bus ticketing business during last three fiscal years.

	Fiscal Year Ended March 31,
	2017	2018	2019
	(in thousands, except percentages)
Unit metrics
Air ticketing - Flights segments	20,560	33,339	39,485
Hotels and packages - Room nights	10,535	21,911	26,611
Standalone hotels-online - Room nights	9,102	20,998	25,911
Bus ticketing - Travelled tickets(1)	5,479	39,570	61,464

Gross bookings:
Air ticketing	$1,545,152	$2,704,522	$3,214,545
Hotels and packages	745,136	1,389,623	1,515,464
Bus ticketing(1)	63,273	496,920	716,135
	$2,353,561	$4,591,065	$5,446,144

Adjusted Revenue Margins:
Air ticketing	7.7%	7.5%	7.3%
Hotels and packages	18.8%	22.6%	23.2%
Bus ticketing(1)	8.9%	8.9%	8.2%

Note:

(1)

Until March 31, 2018, for internal reporting purposes, our “Bus Ticketing” revenue was included under the “Other” segment. Effective April 1, 2018, we changed the composition of our operating segments which has resulted in “Bus Ticketing” now being reported as a separate segment. Following this change in the composition of our reportable segments, we have restated the corresponding items of segment information for fiscal years 2017 and 2018.

Factors Affecting Our Results of Operations

Changes in Our Business Mix and Adjusted Revenue Margins. Changes in the Indian air travel industry have affected, and will continue to affect, the revenue per transaction for travel agents, including our company. In particular, volatility in global economic conditions and jet fuel prices in recent years, as well as increased liquidity constraints, have caused our airline partners to pursue cost reductions in their operations, including reducing distribution costs. Measures taken by airlines to reduce such costs have included reductions in travel agent commissions. Many international airlines which fly to India have also either significantly reduced or eliminated commissions to travel agents. Unlike full-service airlines, low-cost airlines do not generally utilize GDSs for their ticket inventory. As a result, travel agents selling air tickets for low-cost airlines generally do not earn fees from GDSs.

Adverse changes to the overall business and financial climate for the airline industry in India due to various factors including, but not limited to, rising fuel costs, high taxes, significant depreciation of the Indian Rupee as compared to the US dollar making travel for Indian consumers outside India more expensive, and increased liquidity constraints, resulted in airlines in India reducing the base commissions paid to travel agencies. Over the last few years, the domestic airlines in India continued to reduce the base commissions paid to travel agencies and we spent significantly on marketing and sales promotion expenses to promote transactions on our mobile platforms in India and to promote our international hotels. These factors have caused us to record net losses in the past and in the current year. Any consolidation in the airline industry involving our suppliers may also adversely affect our existing relationships and arrangements with such suppliers. In addition, many large hotel chains and OTAs have launched initiatives, such as increased discounting and incentives, to encourage consumers to book accommodations through their websites. Discounting and couponing coupled with a high degree of consumer shopping behavior is particularly common in Asian markets, while brand loyalty in such markets is less important. In some cases, our competitors are willing to make little or no profit on a transaction, or offer travel services at a loss, in order to gain market share. During fiscal years 2017, 2018 and 2019, we made significant investments in our ongoing customer acquisition programs, such as cash incentives and select loyalty program incentive promotions, to accelerate growth in our standalone hotel booking business in response to increased competition in the domestic travel market in India. This was the primary factor that resulted in our net loss of $(110.3) million, $(220.2) million and $(167.9) million, in fiscal years 2017, 2018 and 2019, respectively.

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

In fiscal year 2019, our air ticketing Adjusted Revenue Margins decreased to 7.3% from 7.5% in fiscal year 2018. Air ticketing- flight segments and gross bookings growth in fiscal year 2019 were largely driven by the expansion of the travel market in India due to increased domestic travel and the opening of new airports under the Government of India’s initiative program “UDAN” which is focused on broadening the air travel sector, bringing new entrants into the air travel market and expanding the Indian economy. In fiscal year 2018, our air ticketing Adjusted Revenue Margin increased to 7.5% from 7.1% in fiscal year 2017 after excluding one-time incremental revenue of $9.2 million recognized in the fiscal year 2017. This one-time incremental revenue in fiscal year 2017, was based on quarterly evaluation of trends of refund rights exercised by our customers, along with a change in the estimate for provisions for cancelled tickets pursuant to confirmation from a supplier. Excluding the incremental revenue as explained above, our air ticketing Adjusted Revenue Margins decreased to 7.5% in fiscal year 2018 from 7.7% in fiscal year 2017.

In fiscal year 2019, our Adjusted Revenue Margins in the hotels and packages business increased to 23.2% from 22.6% in fiscal year 2018. The increase in Adjusted Revenue Margins in fiscal year 2019 was mainly driven by an increase in standalone hotels bookings as a percentage of overall transactions in our hotels and packages business in fiscal year 2019. In fiscal year 2018, our Adjusted Revenue Margins in the hotels and packages business increased to 22.6% from 18.8% in fiscal year 2017. The increase in Adjusted Revenue Margins in fiscal year 2018 was mainly driven by an increase in standalone hotels bookings as a percentage of overall transactions in our hotels and packages business in fiscal year 2018.

Gross bookings for hotels and packages increased from $1,389.6 million in fiscal year 2018 to $1,515.5 million in fiscal year 2019. Adjusted Revenue from our hotels and packages business accounted for 51.3%, 54.4% and 52.2% of our total Adjusted Revenue in fiscal years 2017, 2018 and 2019, respectively. The increase of Adjusted Revenue in fiscal year 2019 as compared to fiscal year 2018 was due to an increase in gross bookings by 9.1% and an expansion of Adjusted Revenue Margins from 22.6% in fiscal year 2018 to 23.2% in fiscal year 2019.

In fiscal year 2019, our Adjusted Revenue Margins in the bus ticketing business decreased to 8.2% from 8.9% in fiscal year 2018. The decrease in Adjusted Revenue Margins in fiscal year 2019 was mainly due to an increase in the mix of B2B customers from the investment in Bitla in fiscal year 2019. Our Adjusted Revenue Margins in the bus ticketing business was 8.9% in fiscal year 2018 and fiscal year 2017.

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

Marketing and Sales Promotion Expenses. Competition in the Indian online travel industry has intensified and the industry is expected to remain highly competitive for the foreseeable future. Increased competition may cause us to increase our marketing and sales promotion expenses in the future in order to compete effectively with new entrants and existing players in the market. We also incur marketing and sales promotion expenses associated with customer inducement and acquisition programs, including cash incentives and select loyalty program incentive promotions, which we offer from time to time on various booking platforms. Post adoption of IFRS 15 from April 1, 2018, such customer inducement/acquisition costs for acquiring customers and promoting transactions across various booking platforms such as upfront cash incentives and select loyalty programs cost, when incurred are recorded as a reduction / deferral of revenue. In addition, when the discount and other incentives offered to the traveler are higher than the income earned from the customers, the excess (i.e., the discount/incentive given to a traveler less income earned from the customers) on an individual transaction basis is classified under marketing and sales promotion expenses. We may also increase our marketing and sales promotion expenses as a result of our expansion into new markets and such expenses may not be offset by increased revenue particularly at the initial commencement of business in these new markets.

Trends and Changes in the Indian Economy and Travel Industry. Our financial results have been, and are expected to continue to be, affected by trends and changes in the Indian economy and travel industry, particularly the Indian online travel industry. These trends and changes include:

•	growth in the Indian economy and the middle-class population in India, as well as increased tourism expenditure in India;
•	increased Internet penetration (particularly mobile based penetration) in India;
•	increased adoption of the Internet for commerce in India;
•	competition from new and existing market entrants, particularly in the Indian online travel industry;
•	capacity and liquidity constraints in the airline industry in India;
•	the willingness of travelers to use online travel services instead of traditional offline hotel booking services; and
•	increased use of smartphones and mobile devices in India.

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

In the past few years, there have been periods of high volatility in the Indian Rupee and US dollar exchange rate. In fiscal year 2019, the average value of the Indian Rupee depreciated 8.4% against the US dollar as compared to the average value of the Indian Rupee in fiscal year 2018, whereas in fiscal year 2018, the average value of the Indian Rupee appreciated 3.9% against the US dollar as compared to the average value of the Indian Rupee in fiscal year 2017. This volatility is illustrated in the table set forth in the section titled “Exchange Rates.” Due to the depreciation of the Indian Rupee against the US dollar by 8.4% during fiscal year 2019, we had a net foreign exchange loss of $(9.8) million in fiscal year 2019. Our loss on account of foreign exchange fluctuations during fiscal year 2018 was $(2.4) million as compared to $(1.7) million for fiscal year 2017.

Our Revenue, Service Cost and Other Revenue and Expenses

Revenue

We commenced operations in 2000 with a focus on the non-resident Indian market in the United States, primarily servicing its demand for United States to India air tickets. We started our Indian business with the launch of our Indian MakeMyTrip website in September 2005 and acquired the ibibo Group in January 2017. Over time, we have expanded our hotels and packages business, expanded internationally and introduced new non-air services and products such as the sale of rail and bus tickets, car hire and ancillary travel requirements such as facilitating access to third-party travel insurance and visa processing. We also generate advertising revenue from third-party advertisements on our websites. The key travel services we offer are booking of air tickets, hotels and packages and bus tickets. Below is a description of the key components of our revenue.

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

Hotels and Packages. Revenue from our hotels and packages business generally represents the total amount paid by our customers for these services and products as well as revenue from air tickets sold as part of packages. Our hotels and packages revenue also include commissions we earn for the sale of hotel rooms (without packages), and commissions we earn as an agent from other online travel agents and aggregators from whom we procure hotel rooms for our customers for most hotels outside India, which are accounted for on a “net” basis. We earn commissions in a similar manner for certain non-hotel products related to our packages. As revenue in our hotels and packages business is accounted for on a “gross” basis, revenue from air tickets sold as part of packages is grossed up to include the fare paid by customers as well as all commissions and fees charged by us, and added to our hotels and packages revenue.

Bus ticketing. Income from bus ticketing, including commissions and fees earned from bus operators and convenience fees earned from the traveler is recognized on a net basis as an agent on the date of journey as the performance obligation is satisfied on the date of journey by the traveler.

Other Revenue. Our other revenue primarily comprises fees for the sale of rail tickets, fees from Apollo Munich Health Insurance Company Limited and other insurance agents for our facilitation of access to travel insurance, and third-party advertising on our websites and brand alliance fees.

Our business model requires us to act as either an “agent” or the “principal” for the products we sell. Below is a description of our business model where we either act as an “agent” or the “principal”.

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

•

In our packages business, we create packages by bundling air tickets, hotel room nights and other travel services which are then offered as “MakeMyTrip packages”. Accordingly, we act as the principal for such packages since the risks and responsibilities are assumed by us, including the responsibility for delivery of services. For example, if the airline cancels a flight included in the package, we are responsible for providing an alternate flight. Accordingly, in case of MakeMyTrip packages, revenue is accounted for on a ‘gross basis’. The amount collected from the customer is reflected as revenue on a gross basis, and the amount paid to the various suppliers whose services are utilized is reflected as ‘cost of service’.

Similarly, if we pre-purchases air tickets or hotel room nights’ inventory in order to avail negotiated rates and assume inventory risk, then sales of such inventory are accounted for on a ‘gross’ basis, and the amount spent to pre-purchase the air ticket or the hotel room night is accounted for as cost of service.

We earn a majority of our revenue from the primary provider of service on transactions where we act as an agent. Our customer in this case is the hotel or the airline or bus operator to whom services are being provided by us, and we do not assume any performance obligation on the products offered by them. We offer the promotional offers and incentives described elsewhere in this document based on competitive pressures from time to time and in order to encourage a higher number of end-users to experience our booking platforms with a view to gaining market share. Accordingly, in order to effectively represent the underlying business model, revenue and associated costs are presented separately rather than being netted off.

Revenue is recognized net of cancellations, refunds, discounts, incentives and taxes. However, when the discount and other incentives offered to the traveler are higher than the income earned from the customers, the excess (i.e., the discount/incentive given to a traveler less income earned from the customers) on an individual transaction basis is classified under marketing and sales promotion expenses.

Upon adoption of the new revenue recognition accounting standard, IFRS 15, Revenue from contracts with customers, for periods beginning April 1, 2018, customer inducement/acquisition costs for acquiring customers and promoting transactions across various platforms such as upfront cash incentives and select loyalty programs costs which were earlier recorded as marketing and sales promotion expenses are now being recorded as a reduction of revenue. See “– Critical Accounting Policies – Revenue Recognition”.

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

The following table sets forth revenue recorded on a “gross” basis and on a “net” basis as well as service costs within our air ticketing business, our hotels and packages business, our bus ticketing business and our other revenue during last three fiscal years.

	Air Ticketing			Hotels and Packages			Bus Ticketing			Others				Total
	Fiscal Year Ended March 31,			Fiscal Year Ended March 31,			Fiscal Year Ended March 31,			Fiscal Year Ended March 31,				Fiscal Year Ended March 31,
	2017	2018	2019	2017	2018	2019	2017	2018	2019	2017	2018	2019		2017	2018	2019
	(in thousands)
Revenue on gross basis	$—	$—	$—	$189,079	$190,760	$188,834	$—	$—	$—	$—	$—	$—		$189,079	$190,760	$188,834
Revenue on net basis	118,514	167,391	166,714	125,175	249,203	48,690	5,615	50,932	53,745	9,233	16,970	28,028		258,537	484,496	297,177
Revenue as per IFRS(1)	$118,514	$167,391	$166,714	$314,254	$439,963	$237,524	$5,615	$50,932	$53,745	$9,233	$16,970	$28,028		$447,616	$675,256	$486,011
Add: Promotion expenses recorded as a reduction of revenue	—	34,673	68,632	—	43,068	274,915	—	—	13,950	—	—	861		—	77,741	358,358
	$118,514	$202,064	$235,346	$314,254	$483,031	$512,439	$5,615	$50,932	$67,695	$9,233	$16,970	$28,889		$447,616	$752,997	$844,369
Less: Service Cost as per IFRS	—	—	1,193	173,919	169,347	160,824	—	6,530	8,870	—	—	58	(2)	173,919	175,877	170,945	(2)
Adjusted Revenue	$118,514	$202,064	$234,153	$140,335	$313,684	$351,615	$5,615	$44,402	$58,825	$9,233	$16,970	$28,831		$273,697	$577,120	$673,424

(1)

Effective April 1, 2018, we adopted the new revenue recognition standard IFRS 15, where promotion expenses have been recorded as a reduction of revenue. We have adopted the new standard by using the cumulative effect method and accordingly the comparative information has not been restated.

(2)	Loyalty program costs amounting to $2.5 million have been excluded from service cost for the fiscal year 2019 relating to “Others”, and has been included in marketing and sales promotion expenses.

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

In fiscal year 2016, the Indian travel industry saw a significant shift to online transactions driven by significant growth in the smartphones user base. In the past, most of our customers booked travel services using our websites through their desktop or laptop. In view of the significant increase in smartphone penetration, in fiscal year 2016 the percentage of our standalone hotel bookings made over mobile almost doubled in a year to over 60% of total online bookings. Keeping in view the changing trend of the platform being used by customers for online search and bookings (i.e. increasingly moving towards mobile site or mobile applications), we had to create direct engagement programs to attract and retain customers. Accordingly, in fiscal year 2016 we introduced various marketing and promotional schemes such as cash incentives and loyalty programs to acquire and retain online customers in India.

In fiscal year 2017, the shift to online transactions in the Indian travel industry continued with increased Internet penetration in India driven by further growth in the smartphones user base. The percentage of our standalone hotel bookings made over mobile increased to over 74% of total online bookings. In addition, the ibibo Group, which we acquired in January 2017, also had a variety of similar marketing and promotional schemes such as cash incentives and loyalty programs offered under the “goibibo” and “redBus” brands. Further, our standalone hotel bookings made over mobile improved to 77% and 80%, in fiscal year 2018 and 2019, respectively, of total online bookings.

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

Upon adoption of the new revenue recognition accounting standard, IFRS 15, Revenue from contracts with customers, for periods beginning April 1, 2018, promotion expenses in the nature of customer inducement/acquisition costs for acquiring customers and promoting transactions across various booking platforms such as upfront cash incentives and select loyalty program costs, which when incurred were previously recorded as marketing and sales promotion costs, are now being recorded as a reduction of revenue. We have adopted the new standard by using the cumulative effect method and accordingly the comparative information has not been restated.

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

Finance Income and Costs

Finance income comprises interest income on funds invested, foreign currency gains (net), change in financial liability and net gain on change in fair value of derivatives.

Finance costs comprise interest expense on borrowings, foreign currency losses (net), change in financial liability, net loss on change in fair value of derivatives, impairment losses recognized on financial assets, including trade and other receivables, cost related to public offerings and cost related to convertible notes. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Interest income and cost is recognized as it accrues in profit or loss, using the effective interest method.

The “effective interest rate” is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to the gross carrying amount of the financial asset; or the amortised cost of the financial liability.

Foreign currency gains and losses are reported on a net basis.

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

Revenue Recognition

The Group has initially applied IFRS 15 from April 1, 2018. Information about the Group’s accounting policies relating to revenue from contracts with customers is provided below.

The Group provides travel products and services to leisure and corporate travelers in India and abroad. The revenue from rendering these services is recognized in the profit or loss upon transfer of control of promised services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those services. This is generally the case: 1) on the date of departure for tours and packages, 2) date of check-in for hotel booking business, 3) on the issuance of the ticket in the case of sale of airline tickets and 4) date of journey in case of sale of bus tickets. The Group considers both the traveler and travel supplier to be its customers.

Income from the sale of airline tickets including commission earned is recognized as an agent on a net basis when the traveler books the airline ticket as the performance obligation is satisfied by the Group on issuance of an airline ticket to the traveler.

Where the Group has procured in advance coupons of airline tickets for an anticipated future demand from travelers and assumes the risk of not utilising the coupons, income from the sale of such airline tickets is accounted on gross basis as the Group controls the services before such services are transferred to the traveler.

Income from hotel reservations including commission earned is recognized on a net basis as an agent on the date of check-in as the performance obligation is satisfied by the Group on the date of check-in by the traveler.

Where the Group has pre-booked the hotel room nights for an anticipated future demand from the traveler and assumes the risk of not utilising the available hotel room nights, income from the sale of such hotel room nights is accounted on gross basis as the Group controls the services before such services are transferred to the traveler.

Income from tours and packages, including income on airline tickets sold to the travelers as a part of tours and packages is accounted on gross basis as the Group controls the services before such services are transferred to the traveler.

Income from hotels and packages also includes amounts received from hotel suppliers against online promotions of hotels brands on our website.

Income from bus ticketing, including commissions and fees earned from bus operators and convenience fees earned from the traveler is recognized on a net basis as an agent on the date of journey as the performance obligation is satisfied by the Group on the date of journey by the traveler.

Revenue relating to contracts with travel suppliers which include incentive payments are accounted for as variable consideration when the amount of revenue to be recognized can be estimated to the extent that it is probable that a significant reversal of any incremental revenue will not occur.

Income from other sources of the Group, primarily comprising advertising revenue, fees for facilitating access its internet-based platforms to travel insurance companies and brand alliance fees is being recognized as the services are being performed as per the terms of the contracts with respective supplier. Payments from these parties are generally due within 60 days of invoicing.

Income from rail tickets reservation is recognized as an agent on a net commission earned basis on the date of journey as the performance obligation is satisfied by the Group on the date of journey by the traveler.

Income from sale of airline tickets, hotel reservations, bus ticketing and rail ticketing is recorded on net basis (i.e., the amount billed to a traveler less amount paid to a supplier), except for certain category of transactions as discussed above, as the supplier is primarily responsible for providing the underlying travel services and the Group does not control the service provided by the supplier to the traveler.

The Company provides loyalty programs under which participating customers earn loyalty points on current transactions that can be redeemed for future qualifying transactions. Under its customer loyalty programs, the Group allocates a portion of the consideration received to loyalty points that are redeemable against any future purchases of the Group’s services. This allocation is based on the relative stand-alone selling prices. The amount allocated to the loyalty program is deferred, and is recognised as revenue when loyalty points are redeemed or expire.

Revenue is recognized net of cancellations, refunds, discounts, incentives and taxes. However, when the discount and other incentives offered to the traveler are higher than the income earned from the customers, the excess (i.e., the discount/incentive given to a traveler less income earned from the customers) on an individual transaction basis is classified under marketing and sales promotion expenses.

In the event of cancellation of airline tickets, revenue recognized in respect of commissions earned by the company on such tickets is reversed and is netted off from the revenue earned during the fiscal period at the time the cancellation is made by the customers. The revenue from the sale of tours and packages, hotel reservations and bus ticketing is recognized on the customer’s departure, check-in date and date of journey respectively. Cancellations, if any, do not impact revenue recognition since revenue is recognized upon the availment of services by the customer.

Significant judgements

Contracts with travel suppliers can include incentive payments which are estimated at inception and are adjusted at the end of each reporting period as additional information becomes available only to the extent that it is probable that a significant reversal of any incremental revenue will not occur. Determining the amount of such incentives from travel suppliers requires judgement.

Under its customer loyalty programs, the Group allocates a portion of the consideration received to loyalty points that are redeemable against any future purchases of the Group’s services. This allocation is based on the relative stand-alone selling prices. Judgment is required to determine the standalone selling price for each distinct performance obligation.

Recognition of revenue from travel suppliers on gross/net basis requires judgement basis the underlying travel services provided.

Revenue - Policy applicable before April 1, 2018

The Group provides travel products and services to leisure and corporate travelers in India and abroad. The revenue from rendering these services is recognized in the profit or loss at the time when significant risk and rewards are transferred to the customer. This is generally the case: 1) on the date of departure for tours and packages, 2) date of check in for hotel booking business, 3) on the issuance of the ticket in the case of sale of airline tickets and 4) date of journey in case of sale of bus tickets. The Group considers both travellers and travel suppliers to be its customers.

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

Income from tours and packages, including income on airline tickets sold to customers as a part of tours and packages is accounted on gross basis as the Group is determined to be the principal in the arrangement i.e., the risks and responsibilities are taken by the Group including the responsibility for delivery of services. Income from tours and packages also includes amounts received from hotel vendors against online promotions of hotels brands on our website.

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

Marketing and Sales Promotion Costs

Marketing and sales promotion costs comprise of internet, television, radio and print media advertisement costs as well as event driven promotion cost for Group’s products and services. These costs include advertising on websites, television, print formats, search engine marketing, and any other media cost. Additionally, the Group also incurs customer inducement/acquisition costs for acquiring customers and promoting transactions across various booking platforms such as upfront cash incentives and select loyalty programs cost, which when incurred were recorded as marketing and sales promotion costs before April 1, 2018. Post adoption of IFRS 15 from April 1, 2018, such customer inducement/acquisition costs for acquiring customers and promoting transactions across various booking platforms such as upfront cash incentives and select loyalty programs cost, when incurred are recorded as a reduction / deferral of revenue. In addition, when the discount and other incentives offered to the traveler are higher than the income earned from the customers, the excess (i.e., the discount/incentive given to a traveler less income earned from the customers) on an individual transaction basis is classified under marketing and sales promotion expenses.

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

Financial assets classified as measured at Fair Value Through Profit Or Loss (“FVTPL”) (Previous years: Available for Sale financial assets)

The fair value of the entitlement on future proceeds from sale of stake acquired in a business combination has been determined by assigning probabilities to Binomial Lattice Model and Discounted Cash Flow method. Measurement inputs include discount rate, expected term, volatility, expected dividend yield and share price movement trend. Further, fair value of the right to receive equity stake in a travel entity acquired in a business combination has been determined based on revenue multiple for comparative companies.

Impairment

i)	Non-derivative financial assets

Financial instruments and contract assets

The Group recognises loss allowances for ECLs on:

•	financial assets measured at amortised cost;
•	debt investments measured at FVOCI; and
•	contract assets.

The Group measures loss allowances at an amount equal to lifetime ECLs, except for the following, which are measured as 12-month ECLs:

•	debt securities that are determined to have low credit risk at the reporting date; and
•

other debt securities and bank balances for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

The Group has elected to measure loss allowances for trade receivables and contract assets at an amount equal to lifetime ECLs.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Group’s historical experience and informed credit assessment and including forward-looking information.

The Group assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due.

The Group considers a financial asset to be in default when:

•	the borrower is unlikely to pay its credit obligations to the Group in full, without recourse by the Group to actions such as realising security (if any is held); or
•	the financial asset is more than 90 days past due.

The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

Measurement of ECLs

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive).

ECLs are discounted at the effective interest rate of the financial asset.

Credit-impaired financial assets

At each reporting date, the Group assesses whether financial assets carried at amortised cost are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Presentation of allowance for ECL in the statement of financial position

Loss allowances for financial assets measured at amortised cost are deducted from the gross carrying amount of the assets.

For debt securities at FVOCI, the loss allowance is charged to profit or loss and is recognised in OCI.

Write-off

The gross carrying amount of a financial asset is written off when the Group has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. For customers, the Group makes an assessment with respect to the timing and amount of write-off based on whether there is a reasonable expectation of recovery. The Group expects no significant recovery from the amount written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of amounts due.

ii)	Non-derivative financial assets - Policy applicable before April 1, 2018

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

iii)	Non-financial assets

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

The equity instruments generally vest in tranches over the vesting period. The fair value determined at the grant date is expensed over the vesting period of the respective tranches. We recognize share-based compensation net of an estimated forfeiture rate and expectation of non-market performance condition to be met, therefore only recognize compensation cost for those shares expected to vest over the vesting period of the award.

We are required to estimate share-based compensation expense net of estimated forfeitures and expectation of non-market condition to be met. In determining the estimated forfeiture rates for share-based awards, we periodically conduct an assessment of the actual number of equity awards that have been forfeited to date as well as those expected to be forfeited in the future. We consider many factors when estimating expected forfeitures, including the type of award, the employee class and historical experience. If our actual forfeiture rate is materially different from our estimate, the share-based compensation expense could be significantly different from what we have recorded in the current period.

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

	Fiscal Year Ended March 31,
	2017		2018		2019
	Amount	%	Amount	%	Amount	%
	(in thousands, except percentages)
Revenue(1)	$447,616	100.0	$675,256	100.0	$486,011	100.0
Other Income	363	0.1	435	0.1	220	0.0
Service cost	(173,919)	(38.9)	(175,877)	(26.0)	(173,412)	(35.7)
Personnel expenses	(73,736)	(16.5)	(114,157)	(16.9)	(113,567)	(23.4)
Marketing and sales promotion expenses(1)	(224,424)	(50.1)	(451,818)	(66.9)	(192,080)	(39.5)
Other operating expenses	(81,585)	(18.2)	(120,566)	(17.9)	(133,295)	(27.4)
Depreciation, amortization and impairment	(29,702)	(6.6)	(32,712)	(4.8)	(26,817)	(5.5)
Results from operating activities	(135,387)	(30.2)	(219,439)	(32.5)	(152,940)	(31.5)
Finance income	45,268	10.1	5,189	0.8	6,459	1.3
Finance costs	(18,289)	(4.1)	(3,901)	(0.6)	(11,329)	(2.3)
Impairment in respect of an equity- accounted investee	—	—	—	—	(9,926)	(2.0)
Share of loss of equity-accounted investees	(1,702)	(0.4)	(1,998)	(0.3)	(887)	(0.2)
Profit (Loss) before tax	(110,110)	(24.6)	(220,149)	(32.6)	(168,623)	(34.7)
Income tax benefit (expense)	(193)	(0.0)	(91)	(0.0)	740	0.2
Profit (Loss) for the year	(110,303)	(24.6)	(220,240)	(32.6)	(167,883)	(34.5)

(1)

Effective April 1, 2018, the Group adopted the new revenue recognition standard, IFRS 15 – Revenue from Contracts with Customers. Post adoption of the new standard, customer inducement/acquisition costs for acquiring customers and promoting transactions across various booking platforms such as upfront cash incentives and select loyalty programs cost, which when incurred were previously recorded as marketing and sales promotion costs, are now being recorded as a reduction of revenue. The Group adopted the new standard by using the cumulative effect method and accordingly the comparative information has not been restated.

Fiscal Year 2019 Compared to Fiscal Year 2018

Revenue. We generated revenue of $486.0 million in the fiscal year 2019. Effective April 1, 2018, we adopted the new revenue recognition standard, IFRS 15 where promotion expenses in the nature of customer inducement/acquisition costs for acquiring customers and promoting transactions across various booking platforms such as upfront cash incentives and select loyalty program costs, which when incurred were previously recorded as marketing and sales promotion costs, are now being recorded as a reduction of revenue. We have adopted the new standard by using the cumulative effect method and accordingly the comparative information has not been restated. Post adoption of IFRS 15 on April 1, 2018, in fiscal year 2019 promotion expenses of $358.4 million were recorded as a reduction of revenue as compared to $77.4 million in fiscal year 2018. Our revenue in the fiscal year 2018 was $675.3 million.

Adjusted Revenue. Our Total Adjusted Revenue increased by 16.7% to $673.4 million in the fiscal year 2019 from $577.1 million in the fiscal year 2018, primarily as a result of a 15.9% increase in our Adjusted Revenue - air ticketing, a 12.1% increase in our Adjusted Revenue - hotels and packages, a 32.5% increase in our Adjusted Revenue - bus ticketing and a 69.9% increase in our Adjusted Revenue - others. Adjusted Revenue also includes promotion expenses of $358.4 million in the fiscal year 2019 and $77.7 million in the fiscal year 2018, recorded as a reduction of revenue.

Air Ticketing. Revenue from our air ticketing business was $166.7 million in the fiscal year 2019 post adoption of IFRS 15 on April 1, 2018 where promotion expenses have been recorded as a reduction of revenue. Revenue in the fiscal year 2019 reflects the unfavorable impact of foreign currency translation on account of 8.3% depreciation of the Indian Rupee against the U.S. dollar as compared to the fiscal year 2018.

Post adoption of IFRS 15 on April 1, 2018, in fiscal year 2019 promotion expenses of $68.6 million were recorded as a reduction of revenue from our air ticketing business as compared to $34.6 million in fiscal year 2018. Revenue from air ticketing business in the fiscal year 2018 was $167.4 million.

Adjusted Revenue from our air ticketing business increased by 15.9% to $234.2 million in the fiscal year 2019, from $202.1 million in the fiscal year 2018. Adjusted Revenue - air ticketing includes promotion expenses of $68.6 million in the fiscal year 2019 and $34.7 million in the fiscal year 2018, recorded as a reduction of revenue. These promotion expenses added back to Adjusted Revenue, with the consequent increase in marketing and sales promotion expenses, are intended to reflect the way we view our ongoing business. Under IFRS, these promotion expenses were required to be recorded as a reduction of revenue. This increase in Adjusted Revenue - air ticketing was due to an increase in gross bookings of 18.9% primarily driven by 18.4% increase in the number of air ticketing flight segments year over year. Further, our Adjusted Revenue margin (defined as Adjusted Revenue as a percentage of gross bookings) was 7.3% in the fiscal year 2019 and 7.5% in the fiscal year 2018.

Hotels and Packages. Revenue from our hotels and packages business was $237.5 million in the fiscal year 2019 post adoption of IFRS 15 on April 1, 2018 where promotion expenses have been recorded as a reduction of revenue. Revenue in the fiscal year 2019 reflects the unfavorable impact of foreign currency translation on account of 8.3% depreciation of the Indian Rupee against the U.S. dollar as compared to the fiscal year 2018. Post adoption of IFRS 15 on April 1, 2018, in fiscal year 2019 promotion expenses of $274.9 million were recorded as a reduction of revenue from our hotels and packages business as compared to $43.1 million in fiscal year 2018. Revenue from our hotels and packages business in the fiscal year 2018 was $440.0 million.

Adjusted Revenue from our hotels and packages business increased by 12.1% to $351.6 million in the fiscal year 2019 from $313.7 million in the fiscal year 2018. Adjusted Revenue - hotels and packages includes promotion expenses of $274.9 million in the fiscal year 2019 and $43.1 million in the fiscal year 2018, recorded as a reduction of revenue. These promotion expenses added back to Adjusted Revenue, with the consequent increase in marketing and sales promotion expenses, are intended to reflect the way we view our ongoing business. Under IFRS, these promotion expenses were required to be recorded as a reduction of revenue. Gross bookings increased by 9.1% driven by 21.4% increase in the number of hotel-room nights year over year. Our Adjusted Revenue margin was 23.2% in the fiscal year 2019 and 22.6% in the fiscal year 2018.

Bus Ticketing. Revenue from our bus ticketing business was $53.7 million in the fiscal year 2019 post adoption of IFRS 15 on April 1, 2018 where promotion expenses have been recorded as a reduction of revenue. Revenue in the fiscal year 2019 reflects the unfavorable impact of  foreign currency translation on account of 8.3% depreciation of the Indian Rupee against the U.S. dollar as compared to the fiscal year 2018. Post adoption of IFRS 15 on April 1, 2018, in fiscal year 2019 promotion expenses of $14 million were recorded as a reduction of revenue from our bus ticketing business. There was no promotion expense recorded as a reduction from our bus ticketing revenue in the fiscal year 2018. Revenue from our bus ticketing business in the fiscal year 2018 was $50.9 million.

Adjusted Revenue from our bus ticketing business increased by 32.5% to $58.8 million in the fiscal year 2019 from $44.4 million in the fiscal year 2018. Adjusted Revenue - bus ticketing includes promotion expenses of $14.0 million in the fiscal year 2019 recorded as a reduction of revenue. These promotion expenses added back to Adjusted Revenue, with the consequent increase in marketing and sales promotion expenses, are intended to reflect the way we view our ongoing business. Under IFRS, these promotion expenses were required to be recorded as a reduction of revenue. Gross bookings increased by 44.1% driven by 55.3% increase in the number of bus tickets travelled year over year, including the impact of consolidation of Bitla acquired in the fiscal year 2019. Our Adjusted Revenue margin decreased to 8.2% in the fiscal year 2019 as compared to 8.9% in the fiscal year 2018 mainly due to an increase in the mix of B2B customers from the investment in Bitla.

Other Revenue. Our other revenue in the fiscal year 2019 was $28.0 million post adoption of IFRS 15 on April 1, 2018 where promotion expenses have been recorded as a reduction of revenue. Revenue in the fiscal year 2019 reflects the unfavorable impact of foreign currency translation on account of 8.3% depreciation of the Indian Rupee against the U.S. dollar as compared to the fiscal year 2018. Post adoption of IFRS 15 on April 1, 2018, in fiscal year 2019 promotion expenses of $0.9 million were recorded as a reduction of other revenue. There were no promotion expenses recorded as a reduction from our other revenue in the fiscal year 2018. Our other revenue in the fiscal year 2018 was $17.0 million.

Adjusted Revenue from our other business increased to $28.9 million in the fiscal year 2019 from $17.0 million in the fiscal year 2018. This increase was primarily due to an increase in facilitation fees from travel insurance and increase in other ancillary revenue from alliances and affiliate partnerships. Adjusted Revenue - others includes promotion expenses of $0.9 million in the fiscal year 2019 recorded as a reduction of revenue. These promotion expenses added back to Adjusted Revenue, with the consequent increase in marketing and sales promotion expenses, are intended to reflect the way we view our ongoing business. Under IFRS, these promotion expenses were required to be recorded as a reduction of revenue.

Other Income. Our other income decreased to $0.2 million in fiscal year 2019 from $0.4 in fiscal year 2018.

Service Cost. Service cost decreased marginally to $173.4 million in fiscal year 2019 from $175.9 million in fiscal year 2018 and also includes favorable impact of foreign currency translation on account of 8.3% depreciation of the Indian Rupee against the U.S. dollar in the fiscal year 2019 as compared to the fiscal year 2018.

Personnel Expenses. Personnel expenses decreased marginally by 0.5% to $113.6 million in the fiscal year 2019 from $114.2 million in the fiscal year 2018. Excluding employee share-based compensation costs for both fiscal years 2019 and 2018, personnel expenses as a percentage of Adjusted Revenue decreased by 1.1% in the fiscal year 2019. The annual increase in wages in fiscal year 2019 was partially offset by the favorable impact of foreign currency translation on account of 8.3% depreciation of the Indian Rupee against the U.S. dollar in the fiscal year 2019 as compared to the fiscal year 2018 and due to a higher cost of $2.2 million in respect of severance cost related to a prior acquisition incurred in the fiscal year 2018.

Marketing and sales promotion expenses. Marketing and sales promotion expenses decreased by 57.5% to $192.1 million in the fiscal year 2019 post adoption of IFRS 15 on April 1, 2018, from $451.8 million in the fiscal year 2018 along with favorable impact of foreign currency translation on account of 8.3% depreciation of the Indian Rupee against the U.S. dollar in the fiscal year 2019 as compared to the fiscal year 2018. Including promotion expenses of $358.4 million and certain loyalty program costs of $2.5 million in the fiscal year 2019 and promotion expenses of $77.7 million in the fiscal year 2018 recorded as a reduction of revenue as explained above, marketing and sales promotion expenses increased by 4.4% year over year to $553.0 million. Marketing and sales promotion expenses after including promotion expenses explained above, primarily include significant customer inducement/acquisition costs, customer discount and loyalty program costs incurred to accelerate growth in our standalone hotel booking business, and brand advertisement expenses. These expenses totaled $553.0 million (82.1% of Total Adjusted Revenue) in fiscal year 2019, which was lower than the Total Adjusted Revenue of $673.4 million in the fiscal year 2019 compared to marketing and sales promotion expenses after including promotion expenses of $529.6 million (91.8% of Total Adjusted Revenue) and Total Adjusted Revenue of $577.1 million as reported in the fiscal year 2018.

	Fiscal year ended March 31,
	2018	2019
	(in thousands)
Marketing and sales promotion expenses as per IFRS	$451,818	$192,080
Promotion expenses recorded as a reduction of revenue	77,741	358,358
Certain loyalty program costs related to Others revenue	—	2,467

Other Operating Expenses. Other operating expenses increased by 10.6% to $133.3 million in the fiscal year 2019 from $120.6 million in the fiscal year 2018, primarily due to an increase in payment gateway charges in line with the growth in our business and increase in website hosting charges, partially offset by favorable impact of foreign currency translation on account of 8.3% depreciation of the Indian Rupee against the U.S. dollar in the fiscal year 2019 as compared to the fiscal year 2018.

Depreciation, Amortization and Impairment. Our depreciation, amortization and impairment expenses decreased to $26.8 million in the fiscal year 2019 from $32.7 million in the fiscal year 2018. This decrease was primarily due to an impairment of technology related development cost of $2.9 million related to one of our subsidiaries during the year ended March 31, 2018 and an increase in fully amortized/impaired intangible assets since the year ended March 31, 2018 and the favorable impact of foreign currency translation on account of 8.3% depreciation of the Indian Rupee against the U.S. dollar in the fiscal year 2019 as compared to the fiscal year 2018.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities were a loss of $152.9 million in the fiscal year 2019 as compared to a loss of $219.4 million in the fiscal year 2018. Our Adjusted Operating Loss was $98.8 million in the fiscal year 2019 as compared to an Adjusted Operating Loss of $154.8 million in the fiscal year 2018. For a description of the components and calculation of “Adjusted Operating Profit (Loss)” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Results from operating activities”, see “— Certain Non-IFRS Measures” elsewhere in this Annual Report.

Finance Income. Our finance income increased to $6.5 million in fiscal year 2019 from $5.2 million in fiscal year 2018, primarily as a result of higher interest from income tax refund and term deposits placed with banks in fiscal year 2019.

Finance Costs. Our finance costs increased to $11.3 million in fiscal year 2019 as compared to $3.9 million in fiscal year 2018, primarily due to higher foreign exchange loss in fiscal year 2019 mainly as a result of the depreciation of the Indian Rupee against the U.S. dollar as compared to the fiscal year 2018.

Loss for the year. As a result of the foregoing factors, our loss in the fiscal year 2019 was $167.9 million as compared to a loss of $220.2 million in the fiscal year 2018. Our Adjusted Net Loss was $103.7 million in the fiscal year 2019 as compared to Adjusted Net Loss of $153.5 million in the fiscal year 2018. For a description of the components and calculation of “Adjusted Net Profit (Loss)” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Loss for the year”, see “— Certain Non-IFRS Measures” elsewhere in this Annual Report.

Diluted loss per share. Diluted loss per share was $1.61 in the fiscal year 2019 as compared to diluted loss per share of $2.18 in the fiscal year 2018. Our Adjusted Diluted Loss per share was $1.00 in the fiscal year 2019 as compared to Adjusted Diluted Loss per share of $1.53 in the fiscal year 2018. For a description of the components and calculation of “Adjusted Diluted Earnings (Loss) per Share” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “diluted earnings (loss) per share”, see “— Certain Non-IFRS Measures” elsewhere in this Annual Report.

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

Air Ticketing. Revenue from our air ticketing business increased by 41.2% to $167.4 million in fiscal year 2018 from $118.5 million in fiscal year 2017.Excluding incremental revenue in fiscal year 2017 as explained above, our air ticketing revenue increased by 53.1% in fiscal year 2018 compared to fiscal year 2017.

Adjusted Revenue from our air ticketing business increased by 70.5% to $202.1 million in fiscal year 2018 from $118.5 million in fiscal year 2017. Excluding incremental revenue in fiscal year 2017 as explained above, Adjusted Revenue increased by 84.8% in fiscal year 2018 compared to fiscal year 2017. In fiscal year 2018, air ticketing Adjusted Revenue includes $34.7 million of certain customer discounts which are in the nature of promotions expenses recorded as a reduction of revenue. This $34.7 million added back while computing Adjusted Revenue, with the accompanying increase in marketing and sales promotion expenses, is intended to more accurately reflect the way we view our ongoing business and expenses. Under IFRS, these customer discounts were required to be offset against revenue.

The increase in air ticketing revenue and Adjusted Revenue was due to an increase in gross bookings of 75.0% driven by 62.2% increase in the number of air ticketing flight segments in fiscal year 2018 compared to fiscal year 2017 including the impact of consolidation of the ibibo Group acquired on January 31, 2017. Further, our Adjusted Revenue Margins (defined as Adjusted Revenue as a percentage of gross bookings) decreased from 7.7% in fiscal year 2017 to 7.5% in fiscal year 2018. Excluding incremental revenue of $9.2 million in fiscal year 2017 as explained above, our Adjusted Revenue Margins increased from 7.1% in fiscal year 2017 to 7.5% in fiscal year 2018.

Hotels and Packages. Revenue from our hotels and packages business increased by 40.0% to $440.0 million in fiscal year 2018, from $314.3 million in fiscal year 2017. Adjusted Revenue from our hotels and packages business increased by 123.5% to $313.7 million in fiscal year 2018 from $140.3 million in fiscal year 2017. In fiscal year 2018, hotels and packages Adjusted Revenue includes $43.1 million of certain customer discounts which are in the nature of promotions expenses recorded as a reduction of revenue. This $43.1 million added back while computing Adjusted Revenue, with the accompanying increase in marketing and sales promotion expenses, is intended to more accurately reflect the way we view our ongoing business and expenses. Under IFRS, these customer discounts were required to be offset against revenue. Gross bookings increased by 86.5% driven by 108.0% increase in the number of hotel room-nights in fiscal year 2018 compared to fiscal year 2017 including the impact of consolidation of the ibibo Group acquired in January 31, 2017. Adjusted Revenue Margins has improved from 18.8% in fiscal year 2017 to 22.6% in fiscal year 2018 driven by an increase standalone hotels bookings as a percentage of overall transactions.

Other Revenue. Our other revenue increased to $67.9 million in fiscal year 2018 from $14.8 million in fiscal year 2017, and our other Adjusted Revenue increased to $61.4 million in fiscal year 2018 from $14.8 million in fiscal year 2017. This was primarily due to bus ticketing Adjusted Revenue of $44.4 million in fiscal year 2018 mainly contributed by the ibibo Group consolidation coming from 39.6 million travelled bus tickets with gross bookings of $496.9 million. The increase in other revenue was further aided by growth in facilitation fees on travel insurance.

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

Total Adjusted Revenue. Our total Adjusted Revenue increased by 110.9% to $577.1 million in fiscal year 2018 from $273.7 million in fiscal year 2017, primarily as a result of a 123.5% increase in our hotels and packages Adjusted Revenue, a 70.5% increase in our air ticketing Adjusted Revenue and a 313.3% increase in our other Adjusted Revenue in fiscal year 2018 compared to fiscal year 2017, including the impact of consolidation of the ibibo Group acquired in January 31, 2017. Excluding incremental revenue in fiscal year 2017 as explained above, our total Adjusted Revenue increased by 118.2% in fiscal year 2018 compared to fiscal year 2017. In fiscal year 2018, Adjusted Revenue also includes $77.7 million of certain customer discounts which are in the nature of promotions expenses recorded as a reduction of revenue. For further information and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure (revenue), see “— Certain Non-IFRS Measures” elsewhere in this Annual Report.

Personnel Expenses. Personnel expenses increased by 54.8% to $114.2 million in fiscal year 2018 from $73.7 million in fiscal year 2017. This increase was primarily due to higher share-based compensation costs primarily relating to the ibibo Group acquisition and an annual increase in wages, including the impact of consolidation of the ibibo Group acquired on January 31, 2017. Excluding employee share-based compensation costs, personnel expenses as a percentage of net revenue decreased by 5.1% in fiscal year 2018 compared to fiscal year 2017.

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

Finance Income. Our finance income decreased to $5.2 million in fiscal year 2018 from $45.3 million in fiscal year 2017, primarily as a result of a onetime net gain from change in fair value of derivative financial instrument related to convertible notes of $42.4 million that we recognized in fiscal year 2017, the absence of which in fiscal year 2018 was partially offset by higher interest income on term deposits placed with banks in fiscal year 2018.

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

Loss for the year. As a result of the foregoing factors, our loss in the fiscal year 2018 was $220.2 million as compared to a loss of $110.3 million in fiscal year 2017. We had an Adjusted Net Loss of $153.5 million in the year March 31, 2018 compared to an Adjusted Net Loss of $99.2 million in fiscal year 2017. For a description of the components and calculation of “Adjusted Net Profit (Loss)” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Loss for the year”, see “— Certain Non-IFRS Measures” elsewhere in this Annual Report.

Diluted loss per share. Diluted loss per share was $2.18 in the fiscal year 2018 as compared to diluted loss per share of $2.09 in fiscal year 2017. We had an Adjusted Diluted Loss per Share of $1.53 in fiscal year 2018, compared to an Adjusted Diluted Loss per Share of $1.88 in fiscal year 2017. For a description of the components and calculation of “Adjusted Diluted Earnings (Loss) per Share” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “diluted earnings (loss) per share”, see “— Certain Non-IFRS Measures” elsewhere in this Annual Report.

Liquidity and Capital Resources

Historically, our sources of liquidity have principally been proceeds from the sale of our convertible preferred shares, convertible notes and ordinary shares, bank overdrafts and working capital facilities and cash flows from operations. Our cash requirements have mainly been for working capital as well as capital expenditures and acquisitions.

As of March 31, 2019, our primary sources of liquidity were $178.0 million of cash and cash equivalents and $134.1 million in term deposits with various banks, which are available on demand. A portion of such term deposits are used to secure bank guarantees, bank overdraft facility, and other facilities, which support our business.

Our trade and other receivables primarily comprise commissions, incentive or other payments owing to us from airlines, receivables from our corporate and retail customers to whom we typically extend credit periods, security deposits paid primarily for our leased premises as well as interest accrued but not due on our term deposits. Our trade and other receivables decreased from $58.3 million as of March 31, 2018 to $55.5 million as of March 31, 2019, primarily as a result of an increase in receivables from our airline suppliers and GDS service providers during fiscal year 2018. Our other current assets primarily consist of deposits and advances to our suppliers to secure better prices and availability of bookings in future periods. Our other current assets decreased from $92.5 million as of March 31, 2018 to $73.1 million as of March 31, 2019, primarily due to cash received on settlement of an entitlement to future proceeds from the sale of stake in an Indian entity engaged in the B2B online travel industry, from MIH Internet (subsidiary of Naspers Limited).

As of March 31, 2019, MMT India had the following facilities available in India from IndusInd Bank: (i) an unsecured overdraft facility with one-way inter-changeability for issuing IATA bank guarantee for up to Rs. 150 million (approximately $2.16 million) with primary security as exclusive charge over the entire assets of MMT India and (ii) an overdraft facility of Rs.200 million (approximately $2.88 million) with one way inter-changeability for issuing IATA Bank Guarantee for up to Rs.150 million (approximately $2.16 million) against credit card receivables along with charge on entire assets of the Company and direct payment routing confirmation of entire receivables from American Express Credit Card, with IndusInd Bank. As of March 31, 2019, no amount was outstanding under Overdraft facilities and sub-limits to the extent of Rs.410.2 million (approximately $5.91 million) were outstanding towards issuance of IATA Bank Guarantee. As of March 31, 2019, ibibo India did not have any facilities outstanding as the limits were utilized from IndusInd Bank on behalf of MMT India for issuing bank guarantees to IATA and various hotels and package suppliers amounting to INR 542 million (approximately $7.80 million).

From time to time, we are also required by certain international and Indian airlines, hotels and packages suppliers, as well as certain aggregators from whom we obtain hotel inventory and other travel suppliers, to obtain bank guarantees/letters of credit to secure our obligations to them. As of March 31, 2019, MMT India had available sanctioned bank guarantee limits of (i) Rs. 1,650 million (approximately $23.76 million) from IndusInd Bank against exclusive charge on the assets along with corporate guarantee from MakeMyTrip. As of March 31, 2019, an aggregate of Rs. 2,060.2 million (approximately $29.67 million) of bank guarantees were utilized which includes Rs.410.2 million (approximately $5.91 million) utilized from sub-limits of Overdraft facility, including (i) Rs. 2059.1 million (approximately $29.65 million) from IndusInd Bank and (ii) Rs. 1.1 million (approximately $0.02 million) from HDFC Bank, respectively, but no demand had been made against any of these guarantees. As of March 31, 2019, ibibo India had not got any bank facilities sanctioned but IndusInd Bank had issued guarantees to IATA and various hotels and package suppliers amounting to Rs. 542 Million (approximately $7.80 Million) from the limits sanctioned to MMT, India. In addition, ibibo India has also obtained certificates of deposits for $0.11 million for availing credit card facility from HDFC and Amex Bank Corp respectively; and towards issuing Bank Guarantees to State Transport Corporations from Yes Bank against 100% cash margin as fixed deposits.

In addition, MMT Inc. and ITC Group had obtained certificates of deposit totaling $0.12 million and $0.85 million, respectively, for the purposes of providing guarantees to various international airlines. Additionally, Luxury Tours had obtained certificates of deposit totaling $0.43 million for purpose of providing guarantees to various hotels and packages suppliers. HT Group also had obtained certificates of deposit totaling to $0.26 million from CITI Bank Singapore for availing virtual credit card facility.

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

The following table sets forth the summary of our cash flows for the periods indicated:

	Fiscal Year Ended March 31,
	2017		2018		2019
	(in millions)
Net cash generated from/(used in) operating activities	$(108.5)		$(125.5)		$(78.9)
Net cash generated from/(used in) investing activities	163.0		(115.1)		70.0
Net cash generated from/(used in) financing activities	2.2		327.9		(0.3)
Net increase/(decrease) in cash and cash equivalents	56.7		87.3		(9.3)
Cash and cash equivalents at beginning of year	46.3		101.7		187.6
Effect of exchange rate fluctuations on cash held	(1.3)		(1.4)		(0.4)
Cash and cash equivalents at end of year	101.7	(1)	187.6	(2)	178.0	(3)

Notes:

(1)	Excludes $95.7 million of term deposits not classified as “cash and cash equivalents.” As of March 31, 2017, we did not have any amounts outstanding under our overdraft facilities.
(2)	Excludes $202.3 million of term deposits not classified as “cash and cash equivalents.” As of March 31, 2018, we did not have any amounts outstanding under our overdraft facilities.
(3)	Excludes $134.1 million of term deposits not classified as “cash and cash equivalents.” As of March 31, 2019, we did not have any amounts outstanding under our overdraft facilities.

Net Cash Generated From/(Used In) Operating Activities

Our net cash used in operating activities was $78.9 million in fiscal year 2019, as compared to net cash used in operating activities of $125.5 million in fiscal year 2018, a decrease of $46.6 million in fiscal year 2019. Our net loss adjusted for depreciation, amortization and impairment and other non-cash items was $86.1 million in fiscal year 2019 as compared to $141.4 million in fiscal year 2018. Further, in fiscal year 2019, there was a decrease in our working capital of $7.2 million as compared to a decrease in working capital of $16.0 million in fiscal year 2018. The working capital decrease in fiscal year 2019 was primarily due to an increase of $3.5 million in trade and other payable, deferred revenue and contract liabilities and an increase of $10.2 million in trade and other receivables, contract assets and other assets.

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

Net Cash Generated From/(Used In) Investing Activities.

In fiscal year 2019, cash generated from investing activities was $70.0 million. We redeemed term deposits with banks amounting to $205.4 million (computed using average exchange rates for the period) for investment and working capital purposes and received interest on our term deposits of $5.5 million. We received cash of  $17.1 million in connection with the proceeds from settlement of entitlement from related party. We also invested $137.2 million (computed using average exchange rates for the period) in term deposits with banks, $11.2 million (computed using average exchange rates for the period) in acquisition of subsidiary, $3.3 million in property plant and equipment and $6.2 million in software and technology-related development costs.

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

Net Cash Generated From/(Used In) Financing Activities.

In fiscal year 2019, cash used in financing activities was $0.3 million, primarily as a result of cash proceeds of $0.3 from issuance of shares on exercise of share options. We also made payments of $0.7 million as interest and our other finance charges.

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

We incurred capital expenditures of $15.0 million, $12.1 million and $9.7 million in fiscal years 2017, 2018 and 2019, respectively. As of March 31, 2019, we had committed capital expenditures of $0.6 million for fiscal year 2019, substantially all of which we expect to spend in India. In addition, we expect to spend an additional approximately $12.0 million to $15.0 million on capital expenditures during fiscal year 2020. Our capital expenditures have principally consisted of purchases of servers, workstations, computers, computer software, leasehold improvements and other items related to our technology platform and infrastructure, upgrading of/additions to our websites and mobile platforms. In the future, we may also incur capital expenditures to expand our products and services offerings, including through strategic acquisitions.

Off-Balance Sheet Arrangements

As of March 31, 2019, MMT India had obtained Rs.2,602.6 million (approximately $37.48 million) in bank guarantees, primarily from IndusInd Bank in favor of IATA and other suppliers, against any payment default by us to all airlines participating in IATA’s bill settlement plan. Out of the total amount of Rs. 2,602.6 million (approximately $37.48 million) in bank guarantees, Rs.542.4 million (approximately $7.81 million) have been issued on behalf of ibibo India where limits from us have been utilized from IndusInd Bank. Additionally, ibibo India has obtained certificates of deposits for $0.11 million for utilizing credit card facilities from HDFC and Amex Bank Corp respectively; and towards issuing bank guarantees to state transport corporations from Yes Bank. Further, MakeMyTrip Inc. and the ITC Group also obtained certificates of deposit totaling $0.12 million and $0.85 million, respectively, for the purposes of providing guarantees to various international airlines. Additionally, Luxury Tours had obtained certificates of deposit totaling $0.43 million for the purpose of providing guarantees to various hotels and packages suppliers and the HT Group also had obtained certificates of deposit totaling to $0.25 million from CITI Bank Singapore for utilizing a virtual credit card facility. Apart from the foregoing, we do not have any outstanding off-balance sheet derivative financial instruments, guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

Contractual Obligations

The following table sets forth our contractual obligations as of March 31, 2019. Other than the obligations specified below, we do not have any long-term commitments:

	Payment Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Secured bank loan(1)	$820	$286	$461	$71	$1
Principal	707	233	405	68	1
Interest	113	53	56	4	—
Operating lease obligations(2)	38,312	5,313	9,232	7,415	16,352
Purchase obligations(3)	11,203	10,800	403	—	—
Employee benefits(4)	4,789	—	—	—	—

Notes:

(1)	Secured bank loans relate to loan for motor vehicles used in our business.
(2)	Operating lease obligations relate to our leasing arrangements for our various office premises.
(3)	We enter into purchase orders from time to time for various equipment and other operational requirements for our business.
(4)

Employee benefits in the statement of financial position include $4.8 million in respect of employee benefit obligations. For this amount, the extent of the amount and timing of repayment/settlement is not reliably estimable or determinable at present and accordingly has not been disclosed in the table above.

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

Credit Risk. Financial instruments that potentially subject us to concentrations of credit risk consist principally of term deposits, cash equivalents, and trade and other receivables. By their nature, all such financial instruments involve risks, including the credit risk of non-performance by counterparties. Our cash equivalents, bank balances and term deposits are placed with banks with high investment grade credit ratings, and our term deposits may be withdrawn at any time prior to maturity except that this would result in a lower interest rate. Trade and other receivables are typically unsecured and arise mainly from commissions and incentive payments owing to us from our airline suppliers, receivables from our hotel suppliers which represent amounts owing to us from deposits we place with such hotels, and receivables from our corporate and retail customers to whom we typically extend credit periods. We review the credit worthiness of our clients to whom we have granted credit terms in the normal course of the business. We believe there is no significant risk of loss in the event of non-performance of the counterparties to these financial instruments, other than the amounts already provided for in our financial statements. See note 37 to our audited consolidated financial statements included elsewhere in this Annual Report for additional information relating to our exposure to credit risk.

Foreign Exchange Risk. We are exposed to movements in currency exchange rates, primarily those related to the US dollar and the Indian Rupee. As the functional currency of MMT India and ibibo India, our key operating subsidiaries, is the Indian Rupee, our exposure to foreign exchange risk primarily arises in respect of our non-Indian Rupee-denominated trade and other receivables, trade and other payables and cash and cash equivalents, which were $2.6 million, $144.5 million and $6.8 million, respectively, as of March 31, 2019. Based on our operations in fiscal year 2019, a 10.0% appreciation of the US dollar against the Indian Rupee as of March 31, 2019, assuming all other variables remained constant, would have increased our loss for fiscal year 2019 by $12.9 million. Similarly, a 10.0% depreciation of the US dollar against the Indian Rupee as of March 31, 2019, assuming all other variables remained constant, would have decreased our loss for fiscal year 2019 by $12.9 million.

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

Interest Rate Risk. Our exposure to interest rate risk for changes in interest rates relates primarily to our term deposits and bank overdrafts. As of March 31, 2019, we had fixed rate financial instruments consisting of $134.1 million of term deposits and no amounts outstanding on variable rate financial instruments. As of March 31, 2018, we had fixed rate financial instruments consisting of $282.5 million of term deposits and no amounts outstanding on variable rate financial instruments. We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. Our future interest income and financing cost may fluctuate in line with changes in interest rates. An increase or decrease in interest rates as of March 31, 2018 and 2019 would not have affected our profit or loss and would not have had any impact on our equity as we had no amounts outstanding on variable rate financial instruments.

Certain Non-IFRS Measures

In fiscal year 2019, we changed the non-IFRS financial measure “Revenue less Service costs” to “Adjusted Revenue”. We evaluate our financial performance based on Adjusted Revenue, which represents IFRS revenue after adding back promotion expenses in the nature of customer discounts, customer inducement/acquisition costs and loyalty program costs which are reported as a reduction of revenue, and deducting the cost of acquisition of services primarily relating to sales to customers where the company acts as the principal, as we believe that Adjusted Revenue reflects the value addition of the travel services that we provides to our customers. The impact of this change on the comparative numbers for the previous period is not material and accordingly, the numbers for the previous period have not been adjusted. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our Adjusted Revenue may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

In addition to referring to Adjusted Revenue, we also refer to Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per Share which are non-IFRS measures and most directly comparable to results from operating activities, profit (loss) and diluted earnings (loss) per share for the year, respectively, each of which is an IFRS measure.

As certain parts of our revenues are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on Adjusted Revenue, which is a non-IFRS measure, as we believe that Adjusted Revenue reflects the value addition of the travel services that we provide to our customers. Income from packages, including income on airline tickets sold to customers as a part of tours and packages is accounted for on a gross basis as the Company controls the services before such services are transferred to travelers. Revenue from the packages business which is accounted for on a “gross” basis represents the total amount paid by customers for these travel services and products, while our cost of procuring the relevant services and products for sale to our customers in this business is classified as service cost.

We believe that Adjusted Revenue reflects the value addition of the travel /services that we provide to customers in our packages business where we are the Principal and is similar to the revenue on a “net” basis for our air ticketing and hotels business where we act as an agent. Our Adjusted Revenue may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB.

We use financial measures that exclude share-based compensation expense, all merger and acquisitions related expenses, amortization of acquired intangibles, impairment of intangible assets, change in financial liability relating to acquisitions, share of loss of equity-accounted investees, impairment in respect of equity-accounted investees and income tax expense (benefit) for our internal management reporting, budgeting and decision making purposes, including comparing our operating results to that of our competitors. Because of varying available valuation methodologies and subjective assumptions that companies can use when adopting IFRS 2 “Share based payment,” management believes that providing non-IFRS financial measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies. We believe that our current calculations of Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss), Adjusted Revenue, Adjusted Revenue Margins and Adjusted Diluted Earnings (Loss) per Share represent a balanced approach to adjusting for the impact of certain discrete, unusual or non-cash items and other items such as promotion expenses in the nature of customer discounts, customer inducement/acquisition costs and loyalty program costs which are useful in measuring our results and provide investors and analysts a representation of our operating results. We believe that investors and analysts use these non-IFRS measures to compare our company and our performance to that of our global peers. However, the presentation of these non-IFRS measures are not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation. The IFRS measures most directly comparable to Adjusted Operating Profit (Loss) and Adjusted Net Profit (Loss) are results from operating activities and profit (loss) for the period, respectively.

A limitation of using Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per share instead of operating profit (loss), profit (loss) and diluted earnings (loss) per share calculated in accordance with IFRS as issued by the IASB is that these non-GAAP financial measures exclude a recurring cost, namely share-based compensation. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per share.

The following table reconciles our revenue (an IFRS measure) to Adjusted Revenue (a non-IFRS measure):

Reconciliation of Adjusted Revenue

	Air Ticketing			Hotels and Packages			Bus ticketing			Others				Total
	Fiscal Year Ended March 31,			Fiscal Year Ended March 31,			Fiscal Year Ended March 31,			Fiscal Year Ended March 31,				Fiscal Year Ended March 31,
	2017	2018	2019	2017	2018	2019	2017	2018	2019	2017	2018	2019		2017	2018	2019
	(in thousands except percentages)
Revenue as per IFRS(1)	$118,514	$167,391	$166,714	$314,254	$439,963	$237,524	$5,615	$50,932	$53,745	$9,233	$16,970	$28,028		$447,616	$675,256	$486,011
Add: Promotion expenses recorded as a reduction of revenue	—	34,673	68,632	—	43,068	274,915	—	—	13,950	—	—	861		—	77,741	358,358
	$118,514	$202,064	$235,346	$314,254	$483,031	$512,439	$5,615	$50,932	$67,695	$9,233	$16,970	$28,889		$447,616	$752,997	$844,369
Less: Service Cost as per IFRS	—	—	1,193	173,919	169,347	160,824		6,530	8,870	—	—	58	(2)	173,919	175,877	170,945	(2)
Adjusted Revenue	$118,514	$202,064	$234,153	$140,335	$313,684	$351,615	$5,615	$44,402	$58,825	$9,233	$16,970	$28,831		$273,697	577,120	673,424
% of total Adjusted Revenue	43.3%	35.0%	34.8%	51.3%	54.4%	52.2%	2.1%	7.7%	8.7%	3.4%	2.9%	4.3%		100.0%	100.0%	100.0%

(1)

Effective April 1, 2018, we adopted the new revenue recognition standard IFRS 15, where promotion expenses have been recorded as a reduction of revenue. We have adopted the new standard by using the cumulative effect method and accordingly the comparative information has not been restated.

(2)	Loyalty program costs amounting to $2.5 million have been excluded from service cost for the fiscal year 2019 relating to “Others”, and has been included in marketing and sales promotion expenses.

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

The following table reconciles our results from operating activities (an IFRS measure) to Adjusted Operating Profit (Loss) (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Operating Profit (Loss)	Fiscal Year Ended March 31,
	2017	2018	2019
	(in millions)
Results from operating activities as per IFRS	$(135.0)	$(219.4)	$(152.9)
Add: Employee share-based compensation costs	26.8	44.9	40.0
Add: Impairment of intangible assets	15.2	2.9	—
Add: Merger and acquisitions related expenses	6.0	—	—
Add: Severance cost related to a prior acquisition	—	2.2	—
Add: Acquisition related intangibles amortization	3.7	14.7	14.1
Adjusted Operating Profit (Loss)	$(83.7)	$(154.8)	$(98.8)

The following table reconciles our profit (loss) for the year (an IFRS measure) to Adjusted Net Profit (Loss) (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Net Profit (Loss)	Fiscal Year Ended March 31,
	2017	2018	2019
	(in millions)
Profit (Loss) for the year as per IFRS	$(110.3)	$(220.2)	$(167.9)
Add: Employee share-based compensation costs	26.8	44.9	40.0
Add: Impairment of intangible assets	15.2	2.9	—
Add: Acquisition related intangibles amortization	3.7	14.7	14.1
Add: Severance cost related to a prior acquisition	—	2.2	—
Add: Share of loss of equity-accounted investees	1.7	2.0	0.9
Add/Less: Net change in fair value of derivative financial instrument	(42.4)	—	—
Add: Merger and acquisitions related expenses	6.0	—	—
Add: Impairment in respect of an equity-accounted investee	—	—	9.9
Add (Less): Income tax expense (benefit)	0.2	0.1	(0.7)
Adjusted Net Profit (Loss)	$(99.2)	$(153.5)	$(103.7)

The following table reconciles our diluted earnings (loss) per share for the year (an IFRS measure) to Adjusted Diluted Earnings (Loss) per Share (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Diluted Earnings (Loss) per Share	Fiscal Year Ended March 31,
	2017	2018	2019
	(in US$)
Diluted Earnings (Loss) per share for the year as per IFRS	$(2.09)	$(2.18)	$(1.61)
Add: Employee share-based compensation costs	0.51	0.44	0.37
Add: Impairment of intangible assets	0.29	0.03	—
Add: Acquisition related intangibles amortization	0.07	0.14	0.14
Add: Severance cost related to a prior acquisition	—	0.02	—
Add: Share of loss of equity-accounted investees	0.03	0.02	0.01
Add/Less: Net change in fair value of derivative financial instrument	(0.80)	—	—
Add: Merger and acquisitions related expenses	0.11	—	—
Add: Impairment in respect of an equity-accounted investee	—	—	0.10
Add (Less): Income tax expense (benefit)	*	*	(0.01)
Adjusted Diluted Earnings (Loss) per Share	$(1.88)	$(1.53)	$(1.00)

Note:

*	Less than $0.01.

New Accounting Standards and Interpretations Not Yet Adopted

IFRS 16, Leases:

The Group is required to adopt IFRS 16 Leases from April 1, 2019. The Group has assessed the estimated impact that initial application of IFRS 16 will have on its consolidated financial statements, as described below.

The actual impact of adopting the standard on April 1, 2019 may change as the new accounting policies are subject to change until the Group presents its first financial statements that include the date of initial application.

IFRS 16 introduces a single, on-balance sheet lease accounting model for lessees. A lessee recognises a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are recognition exemptions for short-term leases and leases of low-value items. Lessor accounting remains similar to the current standard – i.e. lessors continue to classify leases as finance or operating leases.

IFRS 16 replaces existing leases guidance, including IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases – Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

The Group will recognise new assets and liabilities for operating leases of its office facilities. The nature of expenses related to those leases will now change because the Group will recognise a depreciation charge for right-of-use assets and interest expense on lease liabilities.

Previously, the Group recognised operating lease expense on a straight-line basis over the term of the lease, and recognised assets and liabilities only to the extent that there was a timing difference between actual lease payments and the expense recognised.

Based on the information currently available, the Group estimates that it will recognise additional lease liabilities ranging from $22 million to $27 million as at April 1, 2019 and corresponding right to use asset ranging from $19 million to $24 million.

The Group plans to apply IFRS 16 initially on April 1, 2019, using the modified retrospective approach. Therefore, the cumulative effect of adopting IFRS 16 will be recognised as an adjustment to the opening balance of retained earnings at April 1, 2019, with no restatement of comparative information.

The Group plans to apply the practical expedient to grandfather the definition of a lease on transition. This means that it will apply IFRS 16 to all contracts entered into before April 1, 2019 and identified as leases in accordance with IAS 17 and IFRIC 4.

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

The effective date for adoption of IFRC 23 is annual periods beginning on or after January 1, 2019, though early adoption is permitted. The Group does not expect the adoption of IFRIC 23 to have a material impact on its consolidated results of operations, cash flows, financial position or disclosures.

Amendment to IAS 19 – plan amendment, curtailment or settlement:

In February 2018, the International Accounting Standards Board issued amendments to the guidance in IAS 19, ‘Employee Benefits’, in connection with accounting for plan amendments, curtailments and settlements.

The amendments require an entity:

•	to use updated assumptions to determine current service cost and net interest for the remainder of the period after a plan amendment, curtailment or settlement; and

•

to recognize in profit or loss as part of past service cost, or a gain or loss on settlement, any reduction in a surplus, even if that surplus was not previously recognized because of the impact of the asset ceiling.

Effective date for application of this amendment is annual period beginning on or after 1 January 2019, although early application is permitted. The Group does not expect the adoption of this amendment to have a material impact on its consolidated results of operations, cash flows, financial position or disclosures.

Amendment to IFRS 3 Business Combinations:

In October 2018, the IASB issued amendments to the definition of a business in IFRS 3 Business Combinations. The amendments clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendment also introduces an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2020, although early adoption is permitted. The Group is currently evaluating the effect of this amendment on the consolidated financial statements.

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

Name	Age	Position/Title
Directors:
Deep Kalra	50	Director, Group Chairman and Group Chief Executive Officer
Rajesh Magow	50	Director and Chief Executive Officer — India
Aditya Tim Guleri	54	Independent Director
Vivek N. Gour	56	Independent Director
Gyaneshwarnath Gowrea	53	Director
James Jianzhang Liang	49	Director
Pat Luke Kolek	48	Director
Charles St Leger Searle	55	Director
Paul Laurence Halpin	60	Independent Director
Aileen O' Toole	45	Director

Executive Officers:
Mohit Kabra	48	Group Chief Financial Officer

Directors

Deep Kalra is our founder, group chairman and group chief executive officer and was appointed to our board of directors on October 9, 2001. Mr. Kalra’s responsibilities as group chief executive officer include executing our business strategy and managing the overall performance and growth of our company. Mr. Kalra has over 27 years of work experience in e-commerce, sales, marketing, corporate banking, financial analysis and senior management roles. Prior to founding our company in April 2000, Mr. Kalra worked with GE Capital India, a subsidiary of the General Electric Company, where he was vice president, business development. Prior to that, he also worked with AMF Bowling Inc. and ABN AMRO Bank NV. Mr. Kalra serves on the board of a The IndUS Entrepreneurs’ New Delhi – NCR Chapter, a global, not-for-profit organization focused on promoting entrepreneurship, and was their immediate past president. He is a co-founder of Ashoka University, a liberal arts college in Sonepat, near New Delhi and serves on their board and governing council. Mr. Kalra holds a Bachelor’s degree in Economics from St. Stephen’s College, Delhi University, India, and a Master’s degree in Business Administration from the Indian Institute of Management, Ahmedabad, India.

Rajesh Magow is our co-founder and chief executive officer — India and was appointed to our board of directors on November 6, 2012. Mr. Magow has also previously held the positions of chief financial officer and chief operating officer at our company. Mr. Magow has over 26 years of experience in the information technology and Internet industries. After having been a part of our senior management team in 2001 for a few months, Mr. Magow worked as a part of senior management at Tecnovate eSolutions Private Limited, a wholly-owned subsidiary of eBookers.com (a United Kingdom-based online travel company that was listed on NASDAQ until it was acquired by the Cendant group in February 2005) from 2001 to June 2006. Before leaving Tecnovate eSolutions, he was the acting chief executive officer of the company. Mr. Magow was part of the senior management team that set up eBookers’ call center and back office operations in India and was a board member of Tecnovate from January 2001 to June 2006. Prior to Tecnovate, he also worked with Aptech Limited and Voltas Limited. Mr. Magow rejoined our company in 2006. He also served on the board of Flipkart Limited as an independent director from March 2011 to May 2015 and was again appointed as an independent director in June 2017. Mr. Magow is a qualified chartered accountant from the Institute of Chartered Accountants of India.

Aditya Tim Guleri was appointed to our board of directors on April 3, 2007 as a nominee of Sierra Ventures VIII-A, L.P., Sierra Ventures VIII-B, L.P. and Sierra Ventures Associates VIII, LLC, or the Sierra Ventures entities. He has remained on our board following the lapse of Sierra Ventures entities’ right of nomination upon the completion of our initial public offering in August 2010. Mr. Guleri is the Managing Director of Sierra Ventures. Mr. Guleri’s investment focus is primarily information technology software companies. Additionally, Mr. Guleri has helped execute Sierra’s India strategy and investments. As a venture capitalist, Mr. Guleri has helped to complete strategic exits from numerous companies including several public companies. Mr. Guleri currently serves on the board of directors of Appcues, Applitools, Astronomer Data, Hired, LeadGenius, Phenom People, Radius and SupportLogic. Prior to Sierra, Mr. Guleri founded and served as chief executive officer of Octane Software from 1996 to 2000. He successfully led Octane’s merger with Epiphany (NASDAQ: EPNY) in 2000. Before Octane, Mr. Guleri was vice president of field operations at Scopus Technology. Mr. Guleri holds a Master of Science degree in Engineering and Operating Research from Virginia Polytechnic Institute and State University; and a Bachelor of Science degree in Electrical Engineering from Punjab Engineering College, Chandigarh, India. The business address of Mr. Guleri is 1400 Fashion Island Boulevard, Suite 1010, San Mateo, CA 94404, United States.

Vivek N. Gour was appointed to our board of directors on May 1, 2010. He is an independent director with over 15 years of experience as a Board member of large operating companies in India, USA and Middle East in diverse industries such as e-Commerce, IT Enabled Services and Aviation. He also serves on the Board of IndiaMART InterMESH Ltd, Affle Global Ltd, ASK Investment Managers Ltd and Cyient Ltd as Chair of the Audit Committee. He was the shareholder and the managing director of Air Works India Engineering Pvt Ltd, a large private aviation MRO company with operations in India, Europe and Middle East from November 2010 till February 2018. Prior to joining our board of directors, Mr. Gour was the chief financial officer and principal accounting officer of Genpact Limited listed on New York Stock Exchange (‘G’) from January 2005 to February 2010. He played a key role in taking Genpact public and helping it grow. From October 2003 to December 2004, Mr. Gour served as chief financial officer for Global Business Processes, a division of General Electric Inc, USA. From October 2002 to September 2003, he served as chief financial officer of GE Capital India which included diverse companies in retail finance, corporate landing, IT enabled services and credit cards. Currently he works as a social impact investor in large projects creating employment for rural youth and providing paediatric medical care for the underprivileged. Vivek has 34 years of work experience. He is a graduate of Harvard Business School's OPM programme. He has an MBA from FMS, University of Delhi and a Bachelor of Commerce degree from University of Mumbai. The business address of Mr. Gour is 1203 Magnolias, DLF Golf Link, Gurugram – 122009, Haryana, India.

Gyaneshwarnath Gowrea was appointed to our board of directors on February 11, 2009 and is one of our resident directors in Mauritius. Mr. Gowrea is the Managing Director of Taxand Mauritius, member of the Taxand network which is present in more than 40 jurisdictions. He has more than twenty years of experience in the financial services sector and is on the board of various Fortune 500 companies in Mauritius and other companies listed on Mauritius stock exchange, NASDAQ and in the United Kingdom. Mr. Gowrea completed his secondary education at John Kennedy College in Mauritius and holds a Master of Science in Accounting from De Monfort University in Leicester, UK and a Diploma in International Taxation. Mr. Gowrea is a fellow member of the Chartered Association Certified Accountants (UK) and the Mauritius Institute of Directors and a member of the Society of Trust and Estate Practitioners (UK) and the International Fiscal Association. He completed his Master’s of Science degree in Accounting from De Montfort University in Leicester, UK and is also an International Tax Affiliate of the Chartered Institute of Taxation (UK) and holds a Diploma in International Taxation of the Royal Society of Fellows (US). The business address of Mr. Gowrea is c/o IQ EQ Corporate Services (Mauritius) Limited, 33 Edith Cavell Street, Port Louis, Mauritius.

James Jianzhang Liang was appointed to our board of directors on January 27, 2016, as a nominee of Ctrip. He is one of the co-founders of Ctrip and is currently serving as the executive chairman of Ctrip’s board of directors. Prior to founding Ctrip, Mr. Liang held a number of technical and managerial positions with Oracle Corporation from 1991 to 1999 in the United States and China, including the head of the ERP consulting division of Oracle China from 1997 to 1999. Mr. Liang currently serves on the board of directors of SINA Corporation (NASDAQ: SINA). Mr. Liang received his Ph.D. degree from Stanford University and his Master’s and Bachelor’s degrees from Georgia Institute of Technology. He also attended an undergraduate program at Fudan University. The business address of Mr. Liang is Building 16, SKY SOHO, No. 968 Jinzhong Road, Shanghai, PRC 200335.

Pat Luke Kolek was appointed to our board of directors on January 31, 2017, as a nominee of MIH Internet. He joined Naspers in 2014 as chief financial officer of e-commerce and was appointed chief operating officer of Naspers in July 2016. As group chief operating officer, Mr. Kolek is focused on aligning group strategy with company objectives, leading core business activities and strategic initiatives such as large acquisitions and divestitures. Mr. Kolek has more than 21 years’ experience in executing business growth and development strategies for hyper growth organizations. Prior to joining Naspers, Mr. Kolek spent 10 years at

eBay, most recently as vice president and chief financial officer of eBay International and previously as the chief operating officer of eBay Classifieds. Mr. Kolek holds a bachelor’s degree in commerce from Santa Clara University and is a certified public accountant. The business address of Mr. Kolek is Taurusavenue 105, 2132 LS, Hoofddorp, The Netherlands.

Charles St Leger Searle was appointed to our board of directors on January 31, 2017, as a nominee of MIH Internet. He is the chief executive officer of Naspers Internet Listed Assets. Mr. Searle serves on the board of several companies associated with the Naspers Group, including Tencent Holdings Limited, listed on the Stock Exchange of Hong Kong, and Mail.ru Group Limited that is listed on the London Stock Exchange. Prior to joining the Naspers Group in Hong Kong, he held positions at Cable & Wireless plc and at Deloitte & Touche in London and Sydney. Mr. Searle is a graduate of the University of Cape Town and a member of the Institute of Chartered Accountants in Australia and New Zealand. Mr. Searle has more than 23 years of international experience in the telecommunications and internet industries. The business address of Mr. Searle is Room 2908, 29/F, Three Pacific Place, 1 Queen’s Road East, Hong Kong.

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

Aileen O’Toole was appointed to our board of directors on January 24, 2019. She is the Chief People Officer for Naspers and is responsible for the human capital strategy of Naspers. Ms. O’Toole joined Naspers in May 2014 and has two decades of experience in human resources leadership in fast growing consumer internet and technology companies.  Before joining Naspers, Ms. O’Toole spent 10 years with eBay where she led human resources for eBay Europe and Global Classifieds and also helped to grow and scale businesses in the fintech, eTail and online comparison-shopping sectors. Prior to eBay, Ms. O’Toole led human resources for Europe at Jabil Global Services and also worked at the Telenor group. Ms. O’Toole holds a Bachelor of Arts (Honours) in History & Politics and a Master of Business Studies in Strategic Management & Planning, both from University College Dublin, Ireland. The business address of Ms. O’Toole is Taurusavenue 105, 2132LS Hoofddorp, Noord Holland, The Netherlands.

Executive Officer

Mohit Kabra is our group chief financial officer. Prior to joining us in July 2011, Mr. Kabra served as a Director, Finance at Kohler India where he worked from 2006 to June 2011. He has approximately 25 years of work experience and has held various positions in the India businesses of, among others, PepsiCo, Colgate and Seagram. Mr. Kabra has a Bachelor of Commerce degree from Osmania University, Hyderabad, India. He is a qualified Chartered Accountant from the Institute of Chartered Accountants of India and a qualified Cost Accountant from the Institute of Cost Accountants of India.

B. Compensation

For fiscal year 2019, the aggregate compensation (including directors’ fees, but excluding grants of stock options and RSUs that are described below) to our directors and executive officers included in the list under the heading “— Directors and Executive Officers of our Group” was $2.3 million, which included $0.6 million in base salary, $0.3 million in housing and rent allowance, $0.9 million in special allowances and $0.5 million in other payments. The foregoing compensation figures include $0.1 million which may be awarded in the form of RSUs at the option of the relevant director. Our employment agreements (as amended from time to time) with each of our group chairman and group chief executive officer, chief executive officer – India, and group chief financial officer provide for variable performance component which is payable upon each of the individual officer and our company attaining certain performance targets. Except as otherwise disclosed, these aggregate cash compensation amounts for fiscal year 2019 do not include stock compensation and employee benefits to our directors and executive officers. Stock compensation to our directors and executive officers are disclosed separately in the tables under “— Outstanding Options” and “Outstanding RSUs,” and employee benefits to our directors and executive officers are disclosed separately under “— Employee Benefit Plans.”

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

Number of Shares granted under 2001 Equity Option Plan

As of March 31, 2019, pursuant to our Equity Option Plan, we had outstanding options exercisable into a total of 17,839 ordinary shares with exercise price of $1.9765.

Share Incentive Plan

We adopted the MakeMyTrip 2010 Share Incentive Plan on May 25, 2010, or our Share Incentive Plan, upon which our Share Incentive Plan became immediately effective. On October 18, 2016, our board of directors approved two amendments to our Share Incentive Plan in order to give effect to an earlier recommendation of our compensation committee to increase the shares available under our Share Incentive Plan to fund employee grants for the four fiscal years starting April 2014 and to provide for a sufficient number of RSUs to be granted in connection with the conversion of Indigo SARs and Naspers Rollover RSUs and the other awards contemplated under the Transaction Agreement for the ibibo Group acquisition. On May 18, 2017, our board of directors approved an amendment to our Share Incentive Plan to increase the shares available under the Plan to fund employee grants until March 2022 and to extend the expiration date of our Share Incentive Plan from May 2020 to March 31, 2022. On June 19, 2018 and January 24, 2019, our board of directors approved a further amendment to our Share Incentive Plan to increase the shares available under the plan.

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

Shares Available for Awards

Subject to certain adjustments set forth in our Share Incentive Plan, the aggregate number of shares that may be issued or awarded under our Share Incentive Plan is equal to the sum of (x) 13,061,654 Shares, plus (y) in the event that any Indigo SARs or Naspers Rollover RSUs (each, as defined in the Transaction Agreement) are forfeited between October 18, 2016 and January 31, 2017 as a result of an Indigo Business Employee’s (as defined in the Transaction Agreement) termination of employment during such period, a number of Shares in respect of restricted share units into which such forfeited Indigo SARs and Naspers Rollover RSUs would have converted pursuant to Sections 7.07(a)(i) and 7.07(a)(ii) of the Transaction Agreement (each such defined term having the meaning ascribed to such term in the Transaction Agreement). To the extent that an award terminates, expires or lapses for any reason, or is settled in cash and not shares, then any shares subject to the award will again be available for the grant. Any shares delivered by the holder or withheld by our company upon the exercise of any award, in payment of the exercise price or tax withholding, may again be optioned, granted or awarded, subject to certain limitations set forth in our Share Incentive Plan.

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

Restricted Share Units

Our board of directors is authorized to grant, in its sole discretion, restricted share units, or RSUs, to our directors, executive officers and employees. The RSUs have been awarded so far in lieu of cash compensation, as an incentive for future performance and as a reward for past performance. Each grant of RSUs is subject to various vesting conditions as determined by our board of directors. Such vesting conditions may include, for example, the vesting schedule, achievement of individual performance, expiration dates and employment restrictions.

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

During fiscal year 2019, we granted 1,325,531 RSUs, of which 276,145 RSUs were granted to our directors and an executive officer. See “— Outstanding RSUs” for more information.

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

Outstanding Options

During fiscal years 2017, 2018 and 2019 no options were granted to any of our directors and executive officers under our Equity Option Plan. As of March 31, 2019, outstanding options exercisable into 17,839 ordinary shares were held by our director and executive officer as set forth in the following table.

Name	Shares Underlying Outstanding Options	Exercise Price ($ per Share)	Date of Grant	Date of Expiration(1)
Rajesh Magow	17,839	1.98	June 25, 2009	June 30, 2021

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

Outstanding RSUs

During fiscal year 2019, 276,145 RSUs were issued under our Share Incentive Plan to our directors and executive officer. As set forth in the following table, RSUs granted during fiscal year 2019 were:

Name	Shares Underlying Outstanding RSUs	Total RSUs Granted in Fiscal Year 2019	Exercise Price
			($ per Share)
Directors and executive officer	2,976,642	276,145	0.0005

No RSUs were exercised between April 1, 2019 and July 22, 2019.

Employee Benefit Plans

We maintain employee benefit plans in the form of certain statutory and incentive plans covering substantially all of our employees. For fiscal year 2019, the aggregate amount set aside or accrued by us to provide for pension or retirement benefits for all our employees (including our directors and executive officers) was approximately $4.8 million.

Provident Fund

In accordance with Indian law, all of our employees in India are entitled to receive benefits under the Employees’ Provident Fund Scheme, 1952, as amended, a retirement benefit scheme under which an equal amount of 12% of basic salary of an employee is contributed by each of the employer and employee in a fund with government/trust with company. Also, in accordance with applicable laws, all of our employees at our non-Indian subsidiaries are entitled to receive benefits under the relevant laws and regulations applicable in such jurisdictions. Our subsidiaries make a monthly deposit to these funds and we have contributed an aggregate of approximately $3.1 million in fiscal year 2019.

Gratuity

In accordance with Indian law, we pay gratuity up to our eligible employees in India. Under our gratuity plan, a defined benefit plan, an employee is entitled to receive a gratuity payment on the termination of his or her employment if the employee has rendered continuous service to our company for not less than five years, or if the termination of employment is due to death or disability. The amount of gratuity payable to an eligible employee is equal to 15 days’ salary for every year of employment (or any portion of a year exceeding six months), and currently the aggregate amount of gratuity shall not exceed Rs. 2.0 million (approximately $0.03 million). We have provided for aggregate of approximately $0.4 million in fiscal year 2017, an aggregate of approximately $0.9 million in fiscal year 2018 and an aggregate of approximately $1.1 million in fiscal year 2019 for our gratuity payments.

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

Each executive officer has agreed to respect and not claim any right over any intellectual property owned by our company. Additionally, each executive officer has assigned all his or her right, title and interest to, and in, any property relating to our business (whether tangible or intangible) which is created during the term of its employment. In addition, each executive officer has agreed to be bound by the non-competition restrictions set forth in his or her employment agreement. Specifically, each executive officer has agreed, while employed by us and for a period of twelve months after termination of his or her employment, not to:

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

During the fiscal year 2018, $2.2 million was accrued as severance cost to be paid to Mr. Ashish Kashyap (former President) over the period of two years in equal monthly installments as per the separation agreement entered with him.

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

We entered into an investor rights agreement with Ctrip dated January 7, 2016, or Ctrip Investor Rights Agreement, pursuant to which Ctrip is entitled to designate one director to our board of directors, which director is also entitled to be nominated or appointed to the compensation committee of our board of directors, subject to the approval of our board of directors (which approval shall not to be unreasonably withheld) so long as it beneficially owns a minimum number of ordinary shares in our company (subject to adjustment for any share split, share dividend, recapitalization, reclassification or similar transaction in respect of any such ordinary shares). On January 27, 2016, James Jianzhang Liang was appointed as a director of our Company as a nominee of Ctrip. On October 18, 2016, we entered into an amendment to the Ctrip Investor Rights Agreement pursuant to which the number of ordinary shares to be beneficially owned by Ctrip in order for it to exercise such board-nomination rights was increased to 9,857,028 ordinary shares (subject to any adjustments described in this paragraph). On April 26, 2019, we entered into the Amended and Restated Ctrip Investor Rights Agreement which only become effective on closing of the Naspers-Ctrip Transaction. Among other things, the Amended and Restated Ctrip Investor Rights Agreement provides that Ctrip will be entitled to nominate five directors (one of whom will be a resident of Mauritius) to our board of directors, one of whom will have a casting vote, subject to applicable law and the Nasdaq Rules). See “Item 10. Additional Information — B. Memorandum and Articles of Association — Ctrip Investor Rights Agreement.”

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

In the event the number of Class B directors at any given time is greater than the number of directors the holders of Class B Shares are entitled to nominate (in proportion to their percentage beneficial ownership as described above), the Class B Members shall cause the applicable number of Class B directors to tender their resignations from the board of directors promptly, including causing all Class B directors to tender resignations in the event the Permitted Holders no longer beneficially own at least 10% of our issued and outstanding voting securities. Upon closing of the acquisition by Ctrip and a third-party investment entity of all the ordinary shares and Class B Shares currently held by MIH Internet, which is expected to occur during the second half of 2019, MIH Internet will cease to be a Class B Member and will no longer have the right to nominate any Class B directors under the Terms of Issue. See “Item 10. Additional Information — B. Memorandum and Articles of Association — Class B Shares — Board-Related Rights.”

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

Compensation Committee

Our compensation committee consists of Messrs Vivek N. Gour, Aditya Tim Guleri, James Jianzhang Liang and Ms. Aileen O’Toole and is chaired by Mr. Gour. On January 24, 2019, our board of directors approved the appointment of Ms. Aileen O’Toole as a member of the compensation committee. Messrs Gour, Guleri, Liang and O’Toole satisfy the independence requirements of Rule 5605 of the Nasdaq Rules. Our compensation committee assists our board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

D. Employees

See “Item 4. Information on the Company — B. Business Overview — Employees.”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our equity shares as on March 31, 2019 by each of our directors and all our directors and executive officers as a group. As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right. Ordinary shares subject to options, RSUs, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person.

	Equity shares beneficially owned
	Ordinary Shares		Class B Shares
Name of Beneficial Owner	Number	Percent(1)	Number	Percent(1)	Percent of Total Voting Power(1)
Directors:
Deep Kalra(2)	3,474,514	5.72	—	—	3.36
Rajesh Magow(3)	620,709	1.02	—	—	0.60
Aditya Tim Guleri	—	—	—	—	—
Vivek N. Gour	2,638	*	—	—	*
Gyaneshwarnath Gowrea	—	—	—	—	—
James Jianzhang Liang(4)	—	—	—	—	—
Aileen O'Toole(5)	—	—	—	—	—
Pat Luke Kolek(5)	—	—	—	—	—
Charles St Leger Searle(5)	—	—	—	—	—
Paul Laurence Halpin(5)	—	—	—	—	—

Executive Officers:
Mohit Kabra(6)	51,562	*	—	—	*
All our directors and executive officers as a group	4,149,423	6.83	—	—	4.01

*	Represents beneficial ownership of less than 1.0% of our issued share capital.

Notes:

(1)

Based on 60,303,844 ordinary shares outstanding and 42,638,206 Class B Shares outstanding as of March 31, 2019. Except as otherwise required by law, the Terms of Issue or our Constitution, our ordinary shares and Class B Shares vote together as a single class on all matters on which our shareholders are entitled to vote. See also “Item 10. Additional Information — B. Memorandum and Articles of Association — Class B Shares — Reserved Matters.”

(2)

Travogue Electronic Travel LLP (formerly a company known as Travogue Electronic Travel Private Limited) (“Travogue”), is a limited liability partnership controlled by Mr. Deep Kalra. Mr. Deep Kalra holds 92.76% of the partnership interests in Travogue. Accordingly, as of March 31, 2019, Mr. Kalra’s beneficial ownership of our ordinary shares includes 937,967 ordinary shares held by him (or his immediate family members) directly (in the form of ordinary shares or ordinary shares underlying vested RSUs) and, based on information provided by Travogue, 2,536,547 ordinary shares held indirectly through Travogue.

(3)	In the form of ordinary shares or ordinary shares underlying vested RSUs.
(4)

James Jianzhang Liang is a nominee director, co-founder and chief executive officer of Ctrip. Ctrip beneficially owns 10,773,694 ordinary shares, based on Amendment No. 3 to a report on Schedule 13D filed with the SEC by Ctrip on April 30, 2019.

(5)

Aileen O’Toole, Pat Luke Kolek, Charles St Leger Searle and Paul Laurence Halpin are nominee directors of MIH Internet. MIH Internet beneficially owned 1,130,556 ordinary shares and 42,638,206 Class B Shares, based on Amendment No. 1 to a report on Schedule 13D filed with the SEC by MIH Internet on April 26, 2019.

(6)	In the form of ordinary shares or ordinary shares underlying vested RSUs.
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our ordinary shares and Class B shares held by each person who is known to us to control 5.0% or more of the total voting power of our outstanding ordinary shares.

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

	Equity shares beneficially owned
	Ordinary Shares		Class B Shares		Percent of Total
Name of Beneficial Owner	Number	Percent(1)	Number	Percent(1)	Voting Power(1)
Naspers(2)(3)	1,130,556	1.87	42,638,206	100.0	42.52
Ctrip(3)(4)	10,773,694	17.87	—	—	10.47
Janus Henderson Group plc(5)	4,031,462	6.69	—	—	3.92
Ward Ferry Management Limited(6)	3,805,412	6.31	—	—	3.70
SMALLCAP World Fund, Inc.(7)	3,310,851	5.49	—	—	3.21
Baillie Gifford & Co(8)	3,222,819	5.34	—	—	3.13
Massachusetts Financial Services Company(9)	3,167,590	5.25	—	—	3.08

Notes:

(1)

Based on 60,303,844 ordinary shares outstanding and 42,638,206 Class B Shares outstanding as of March 31, 2019. Except as otherwise required by law, the Terms of Issue or our Constitution, our ordinary shares and Class B Shares vote together as a single class on all matters on which our shareholders are entitled to vote. See also “Item 10. Additional Information — B. Memorandum and Articles of Association — Class B Shares — Reserved Matters.”

(2)

Information based on Amendment No. 1 to a report on Schedule 13D filed with the SEC by MIH Internet on April 26, 2019. Our ordinary shares and Class B Shares held by MIH Internet may be deemed to be beneficially owned by Naspers. MIH Internet is a 91.29% subsidiary of MIH B2C Holdings B.V., a private limited liability company organized under the laws of The Netherlands, or MIH B2C. MIH B2C is a wholly-owned subsidiary of Myriad International Holdings B.V., or Myriad, a private limited liability company organized under the laws of The Netherlands, which is a wholly-owned subsidiary of MIH Ming

He Holdings Limited, or MIH Ming He, a limited liability company organized under the laws of Hong Kong, which is a wholly-owned subsidiary of MIH Holdings (Pty) Limited, or MIH South Africa, a limited liability company organized under the laws of the Republic of South Africa, which is a wholly-owned subsidiary of Naspers. Naspers is a widely held company listed on the Johannesburg Stock Exchange.

(3)

On April 26, 2019, MIH Internet, MIH B2C Holdings B.V. and Ctrip entered into the Naspers-Ctrip Agreement, pursuant to which Ctrip will acquire all of the ordinary shares and Class B Shares currently held by MIH Internet. The completion of the Naspers-Ctrip Transaction is subject to certain closing conditions, including approval from the Competition Commission. If such transaction is completed, based on information provided to us by Ctrip as at April 26, 2019, Ctrip will own approximately 49.0% of the aggregate number of our ordinary shares and Class B Shares and a third-party investment entity (to whom Ctrip will transfer certain shares) will own approximately 4.0% of the aggregate number of our ordinary shares and Class B Shares.

(4)	Information based on Amendment No. 3 to a report on Schedule 13D filed with the SEC by Ctrip on April 30, 2019.
(5)

Information based on Amendment No. 1 to a report on Schedule 13G filed with the SEC by Janus Henderson Group Plc on February 12, 2019, Janus Henderson has an indirect 97.11% ownership stake in Intech Investment Management LLC (“Intech”) and a 100% ownership stake in Janus Capital Management LLC (“Janus Capital”), Janus Capital International Limited (“JCIL”), Perkins Investment Management LLC (“Perkins”), Geneva Capital Management LLC (“Geneva”), Henderson Global Investors Limited (“HGIL”) and Janus Henderson Global Investors Australia Institutional Funds Management Limited ("JHGIAIFML") (each an Asset Manager” and collectively as the “Asset Managers”). Due to the above ownership structure, holdings for the Asset Managers are aggregated. Each Asset Manager is an investment adviser registered or authorized in its relevant jurisdiction and each furnishing investment advice to various fund, individual and/or institutional clients (collectively referred to herein as “Managed Portfolios”). As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, Janus Capital may be deemed to be the beneficial owner of the ordinary shares held by such Managed Portfolios. However, Janus Capital does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights. As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, JCIL may be deemed to be the beneficial owner of 61,277 ordinary shares held by such Managed Portfolios. However, JCIL does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights.

(6)

Information based on a report on Schedule 13G filed with the SEC by Ward Ferry Management (BVI) Limited on February 14, 2019. Ward Ferry Management (BVI) Limited and Ward Ferry Management Limited act as the investment manager and investment advisor to various investment funds, respectively.

(7)

Information based on a report on Schedule 13G filed with the SEC by SMALLCAP World Fund, Inc. on February 14, 2019. SMALLCAP World Fund, Inc., an investment company registered under the Investment Company Act of 1940, which is advised by Capital Research and Management Company. According to Amendment No. 4 to a report on Form 13G filed with the SEC by Capital World Investors, a division of Capital Research and Management Company, or Capital Word Investors, on February 14, 2019, or the Capital World Investors 13G, Capital World Investors divisions of Capital Research and Management Company and Capital International Limited collectively provide investment management services under the name Capital World Investors. According to the Capital World Investors 13G, Capital World Investors disclaims beneficial ownership pursuant to Rule 13d-4 of the Exchange Act.

(8)

Information based on a report on Schedule 13G filed with the SEC by Baillie Gifford & Co (Scottish partnership) on February 6, 2019. The ordinary shares reported as beneficially owned by Baillie Gifford & Co. are held by Baillie Gifford & Co. and/or one or more of its investment adviser subsidiaries, which may include Baillie Gifford Overseas Limited, on behalf of investment advisory clients, which may include investment companies registered under the Investment Company Act, employee benefit plans, pension funds or other institutional clients.

(9)

Information based on a report on Schedule 13G filed with the SEC by Massachusetts Financial Services Company, or MFS, on February 13, 2019. The 3,167,590 ordinary shares are beneficially owned by MFS and/or certain other non-reporting entities.

In addition, Mr. Deep Kalra beneficially owned 3,474,514, or 5.72%, of our ordinary shares as of the date of this Annual Report. See “Item 6. Directors, Senior Management and Employees – E. Share Ownership”.

Each of our equity shares is entitled to one vote on all matters that require a vote of shareholders. Except as otherwise required by law, the Terms of Issue or our Constitution, our ordinary shares and Class B Shares vote together as a single class on all matters on which our shareholders are entitled to vote. None of our shareholders has any contractual or other special voting rights.

As of March 31, 2019, to our knowledge, there were approximately 9 record holders of our ordinary shares, of which one has a registered address in the United States. Since certain of these ordinary shares were held by brokers or other nominees, the number of record holders may not be representative of the number of beneficial holders or where the beneficial holders are resident.

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

The following is a summary of our related party transactions since April 1, 2016.

Shareholders Agreements

See “Item 10. Additional Information — B. Memorandum and Articles of Association — Ctrip Investor Rights Agreement” and “— Registration Rights”.

Transactions with equity-accounted investees

Simplotel Technologies Private Limited

In December 2016, we made an additional investment of $0.6 million in Simplotel. Further in September 2018, 1,181 preference shares held in Simplotel were converted into 2,105 equity shares.

HolidayIQ Pte. Ltd and its subsidiaries, or HolidayIQ Group

In fiscal year 2017, 2018 and 2019, we earned revenue of $0.03 million, $0.04 million and $0.04 million respectively and had received marketing services of $0.03 million, $0.08 million and Nil, respectively.

As of March 31, 2017 and 2018, we had trade and other receivable outstanding of Nil and $0.01 million respectively and as of March 31, 2019 we had a contract liability of $0.01 million.

Transactions with entity having significant influence over our company

Pursuant to the acquisition of ibibo Group, the Company received an entitlement on future proceeds from sale of stake in an Indian entity, engaged in the business-to-business online travel industry, from MIH Internet. As at March 31, 2018, other current assets included $17.1 million, which represented the fair value of the above entitlement. In September 2018, the Company realised $17.1 million against this entitlement.

In connection with our acquisition of the ibibo Group on January 31, 2017, MIH Internet contributed $82.8 million in cash to our holding company upon closing of the acquisition (representing 40% of our estimated consolidated net working capital upon the completion of the acquisition after giving effect to the cash contribution from MIH Internet). As of March 31, 2017, we accounted for the difference of $0.4 million as a receivable, included under our other assets. During May 2017, such amount was subsequently finalized and adjusted to $83.3 million. Following the finalization of such adjustment, MIH Internet paid the additional $0.4 million to our Company in May 2017.

On April 26, 2019, we entered into a guarantee agreement with MIH Internet and MIH B2C pursuant to which pursuant to which MIH B2C has agreed to guarantee certain residual liabilities of MIH Internet under the Transaction Agreement dated as of October 18, 2016 between MakeMyTrip, MIH Internet and MIH B2C, effective as of the closing of the acquisition by Ctrip and a third-party investment entity of all the ordinary shares and Class B Shares currently held by MIH Internet, which is expected to occur during the second half of 2019.

Service agreement with subsidiaries of Naspers Limited

Pursuant to a service agreement with subsidiaries of Naspers Limited, we collect payment from end customers through subsidiaries of Naspers Limited which are online payment service providers. In this arrangement, payments of $140.1 million, $1,252.0 million and $1,002.2 million were collected by these entities on our behalf in fiscal year 2017, 2018 and 2019, respectively, and such amounts were remitted to us within a predefined time period. We paid $1.7 million, $14.9 million and $11.3 million to subsidiaries of Naspers Limited for fiscal year 2017, 2018 and 2019, respectively for the provision of online payment processing and other payment services which enables customers to make online payments for the purchase of air tickets, accommodation and other products from the our websites and mobile platforms.

As of March 31, 2017, 2018 and 2019 we had funds in transit of $2.6 million, $4.7 million, and $8.7 million respectively.

As of March 31, 2017, 2018 and 2019 we had trade and other receivable outstanding of $0.1 million, $0.2 million, and $0.1 million respectively.

Procurement of air tickets and selling of hotel room nights from subsidiary of Naspers Limited

We procured air tickets of $3.2 million, $21.5 million and $0.8 million as an agent from one of the subsidiaries of Naspers Limited, which operates as a travel product aggregator in fiscal year 2017, 2018 and 2019, respectively. We earned $0.03 million, $0.2 million and Nil from this entity as commission in the current year on procurement of such tickets in fiscal year 2017, 2018 and 2019, respectively. Further, we also sold hotel room nights and bus tickets as an agent of $0.7 million, $2.7 million and $0.5 million to this entity in fiscal year 2017, 2018 and 2019, respectively, and paid commission expense of $0.04 million, $0.07 million and $ 0.01 in fiscal year 2017, 2018 and 2019, respectively.

We reimbursed expenses of $0.04 million, $0.01 million and Nil against various expenses incurred on behalf of the Company by subsidiaries of Naspers Limited in the fiscal year 2017, 2018 and 2019, respectively.

Letters of Support from Naspers Limited

Certain banks had issued guarantees (the “ibibo Bank Guarantees”) in favor of certain counterparties of ibibo India (for example, IATA and hotel suppliers) in respect of amounts due and payable by ibibo India. As of March 31, 2017, an aggregate of $6.3 million was outstanding under the ibibo Bank Guarantees. Naspers issued letters of support to these banks to guarantee the obligations of ibibo India under the ibibo Bank Guarantees prior to our acquisition of the ibibo Group. These letters of support remained in effect following the completion of our acquisition of the ibibo Group on January 31, 2017. Our holding company intends to replace the ibibo Bank Guarantees or provide letters of support for the ibibo Bank Guarantees on terms substantially similar those of the existing letters of support in accordance with the terms of the Transaction Agreement, as amended. We have agreed to indemnify Naspers and its affiliates from and against all liabilities, claims, losses, damages, costs or expenses arising out of or in connection with the existing letters of support. During fiscal year 2018, the ibibo Bank Guarantees were annulled, and no amount was outstanding under the ibibo Bank Guarantees as of March 31, 2018 and March 31, 2019.

Business cooperation agreement between MakeMyTrip and Ctrip

In May 2017, we entered into a business cooperation agreement with Ctrip for a fixed term of three years, pursuant to which Ctrip has agreed to provide certain knowledge sharing services to us for an aggregate amount of $3.0 million, which has been paid over a two-year period. In addition, MakeMyTrip and Ctrip have provided certain non-compete undertakings for a period of three years with respect to business activities in China (including Hong Kong and Macau) and India, subject to certain specified exceptions.

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

Income Tax

Assessment Year 2005-06

In November 2008, MMT India received a show cause notice from the Indian Income Tax authorities for the assessment year 2005-06 and a demand for an additional payment of approximately Rs.8.1 million (approximately $0.12 million) (exclusive of any applicable penalties), advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase proposed by the transfer pricing officer to adjust our intra-group international transaction prices upwards to an arm’s length price, and (ii) the disallowance of technology-related development depreciation expenses incurred during the year. In January 2009, we filed our objections to both the show cause notice and the demand for the additional payment with the Commissioner of Income Tax (Appeals). In February 2009, the demand for the additional payment was dismissed by the Indian Income Tax authorities after adjustment against our carried forward losses. Our appeal against the show cause notice in connection with the intra-group international transactions transfer pricing matter was decided in our favor in February 2011. We also received partial relief from the disallowance of technology-related development depreciation expenses. In May 2011, we filed our objection to the partial disallowance of technology-related development depreciation expenses with the Income Tax Appellate Tribunal authorities. In April 2017, the Income Tax Appellate Tribunal passed a favorable order to allow depreciation on technology-related development expenses. The tax department filed an appeal in High Court challenging the relief provided by Income Tax Appellate Tribunal on transfer pricing. However, the High Court dismissed the appeal filed by Revenue in November 2017. In July 2018, the tax department has filed a SLP in Supreme Court against the order of the High Court. The date of hearing is yet to be scheduled.

Assessment Year 2006-07

In December 2009, MMT India received a draft assessment order from the Indian Income Tax authorities for the assessment year 2006-07, alleging certain irregularities in the method of computation of income and, advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase proposed by the transfer pricing officer to adjust our intra-group international transaction prices upwards to an arm’s length price, and (ii) an increase on account of the proposed disallowance of technology-related development depreciation expenses incurred during the year. In January 2010, we filed our objections with the Dispute Resolution Panel. In September 2010, the increases in our declared income assessed by the Indian Income Tax authorities were upheld by the Dispute Resolution Panel. In October 2010, we received a final assessment order from the Indian Income Tax authorities confirming the additions made and initiating penalty proceedings against us under the Income Tax Act, 1961. However, we did not receive a demand for any additional tax payments because our carried forward losses exceeded our assessed income. In December 2010, we filed our objections to the assessment order with the Income Tax Appellate Tribunal authorities. In July 2018, the Tribunal passed a favorable order directing the Income Tax Officer to follow the order for A.Y. 2005-06 and to pass consequent order accordingly.

Assessment Year 2007-08

In January 2011, MMT India received an assessment order from the Indian Income Tax authorities for the assessment year 2007-08, alleging certain irregularities in the method of computation of income and, advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase proposed by the transfer pricing officer to adjust our intra-group international transaction prices upwards to an arm’s length price, and (ii) an increase on account of the disallowance of technology-related development depreciation expenses incurred during the year. However, we did not receive a demand for any additional tax payments because our carried forward losses exceeded our declared taxable income. In March 2011, we filed an appeal with the Commissioner of Income Tax (Appeals). Our appeal against the assessment order in connection with the intra-group international transactions transfer pricing matter was decided in our favor in February 2013. We also received partial relief from the Commissioner of Income Tax (Appeals) on the disallowance of technology-related development depreciation expenses. While we believe that the Income Tax Department has appealed the order of the Commissioner of Income Tax (Appeals) to the Income Tax Appellate Tribunal and we understand that a hearing is currently scheduled for September 12, 2019. We do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Assessment Year 2008-09

In February 2012, MMT India received an assessment order from the Indian Income Tax authorities for the assessment year 2008-09, and a demand for additional tax payments of approximately Rs.43 million (approximately $0.62 million), advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase proposed by the transfer pricing officer to adjust our intra-group international transaction prices upwards to an arm’s length price, (ii) an increase on account of the proposed disallowance of technology-related development depreciation expenses incurred during the year, and (iii) an increase due to the non-payment of sufficient withholding tax in connection with our use of banking payment gateway facilities. The demand for additional tax payments of approximately Rs. 43 million (approximately $0.62 million), was dismissed by the Indian Income Tax authorities in March 2012 following the adjustment of carried forward losses. In March 2012, we filed our objections with the Commissioner of Income Tax (Appeals). Our appeal against the assessment order in connection with the intra-group international transactions transfer pricing matter was decided in our favor in June 2013. We also received partial relief from the disallowance of technology-related development depreciation expenses and no-payment of sufficient withholding tax in connection with payment gateway charges. Against this partial relief, we and the Income Tax Department each filed appeals in August 2013 with the Income Appellate Tax Tribunal and a hearing is currently scheduled for September 12, 2019. We do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Assessment Year 2009-10

In May 2013, MMT India received an assessment order from the Indian income tax authorities for the assessment year 2009-10, and a demand for additional tax payments of approximately Rs.276 million (approximately $3.97 million), advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase proposed by the transfer pricing offer to adjust our intra-group international transaction prices upwards to an arm’s length price, (ii) increases due to the non-payment of sufficient withholding tax in connection with our use of banking payment gateway facilities and the cost of air tickets incurred to MMT USA, and (iii) increases for disallowance of excess depreciation expense on computer peripherals and software licenses, and for the disallowance of technology-related development depreciation expenses incurred during the year, and on account of amounts received from business associates, which were treated as deferred revenue. On May 30, 2013, we filed our objections with the Commissioner of Income Tax (Appeals). In November 2013, we also received an order imposing an additional penalty for allegedly attempting to conceal the above matters and a notice of demand amounting to approximately Rs.330 million (approximately $4.75 million), but this demand was temporarily set aside by the Indian Income Tax authorities in January 2014 after adjustment of refunds for the assessment year 2012-2013. In December 2013, we filed our objections to the penalty with the Commissioner of Income Tax (Appeals). Our appeal against the assessment order in connection with the intra-group international transactions transfer pricing matter, nonpayment of sufficient withholding tax on cost of air tickets incurred to MMT USA, disallowance of technology-related development depreciation expenses and on amounts received from business associates which were treated as deferred revenue, was decided in our favor in June 2014. We also received partial relief from the increases for disallowance of excess depreciation expense on computer peripherals and software licenses and non-payment of sufficient withholding tax in connection with payment gateway charges. We filed appeal in August 2014 with the Income Appellate Tax Tribunal and a hearing is currently scheduled for September 3, 2019. In September 2014, our appeal against the order imposing additional penalty was partially decided in our favor. We filed appeal in December 2014 with the Income Appellate Tax Tribunal and Tribunal has passed an order quashing the entire penalty demand. We do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

In May 2018, the Income Tax Department filed an appeal in the High Court against the order of the ITAT on the issue of non-payment of sufficient withholding tax on payment gateway charges. In March 2019, the High Court passed a favorable order setting aside the appeal filed by Income Tax Department.

Assessment Year 2010-11

In March 2014, MMT India received an assessment order from the Indian Income Tax authorities for the assessment year 2010-11, and a demand for additional tax payments of approximately Rs.736 million (approximately $10.60 million), advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase on account of the disallowance of technology-related development depreciation expenses incurred during the year, (ii) an increase due to the non-payment of sufficient withholding tax in connection with our use of banking payment gateway facilities, (iii) an increase for disallowance of excess depreciation expense on computer peripherals and software licenses, (iv) an increase due to the non-payment of sufficient withholding tax on reimbursement of expenses to MMT USA, (v) an increase for advertising and publicity expenses being capital in nature, and (vi) an increase due to change in the method of accounting for recognizing loyalty cum signing bonus. In April 2014, we filed our objections with the Commissioner of Income Tax (Appeals) along with stay of demand. Our appeal against the assessment order was decided in our favor in July 2017.

In March 2013, ibibo India received an assessment order from the Indian Income Tax authorities for the assessment year 2010-11 advising upward revision as a result of an increase proposed by the Transfer Pricing officer to adjust our intra-group international transaction prices upwards to an arm’s length price. However, ibibo India did not receive a demand for any additional tax payments because its carry forward losses exceeded its assessed income. On May 13, 2013, ibibo India filed its objections to the assessment order with the Commissioner of Income Tax (Appeals). The appeal against the assessment order in connection with these disallowances was decided in favor of ibibo India on February 10, 2016. The Income Tax Department has appealed the order of the Commissioner of Income Tax (Appeals) to the Income Tax Appellate Tribunal and hearing got concluded in February 2019.  The Tribunal is yet to pass the final order. We do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. In February 2019, the Tribunal passed a favorable order dismissing the appeal filed by Income Tax Department.

Assessment Year 2011-12

In March 2015, MMT India received an assessment order from the Indian income tax authorities for the assessment year 2011-12, and a demand for additional tax payments of approximately Rs.953 million (approximately $13.72 million), advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase for disallowance of excess depreciation expense on computer peripherals and software licenses (ii) an increase due to the nonpayment of sufficient withholding tax on reimbursement of expenses to MMT USA, and (iii) an increase for advertising and publicity expenses being capital in nature. In April 2015, we filed our objections with the Commissioner of Income Tax (Appeals) along with stay of demand. In June 2015, we obtained an interim stay until December 31, 2015. We obtained a final order in March 2016 and demand was temporarily set aside after adjustment of refunds for assessment years 2009-10 and 2010-11. Our appeal against the assessment order in connection with nonpayment of sufficient withholding tax on cost of air tickets incurred to MMT USA and disallowance of technology-related development depreciation expenses was decided in our favor. We have also received partial relief from addition of advertisement and publicity expenses. In February 2017, we filed an appeal with the Income Appellate Tax Tribunal. However, the next hearing has not yet been scheduled. We do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

In March 2017, MMT India received an order from the Indian Income Tax authorities for assessment year 2011-12 in which the order passed by assessing officer was set aside for fresh examination of the issue of deduction of reimbursement of ESOP cost on exercise of shares by employees. In May 2018, we filed an appeal with the Income Appellate Tax Tribunal, the hearing of which is scheduled on September 12, 2019.

In December 2017, MMT India received an assessment order from the Indian Income Tax authorities for the assessment year 2011-12 confirming the demand for additional tax payments of approximately Rs.102 million (approximately $1.47 million), advising us of an upward revision of our declared income in India for that assessment year as a result of an increase in expenses on account of ESOPs exercised during the year being capital in nature.

In January 2018, we filed our objections with the Commissioner of Income Tax (Appeals) along with stay of demand. The CIT(Appeals) is yet to notify the next date of hearing. The appeal against the assessment order in connection with ESOP disallowances was decided in favor of MMT India on June 24, 2019.

Assessment Year 2013-14

In December 2016, MMT India received an assessment order from the Indian Income Tax authorities for assessment year 2013-14, and a demand for additional tax payments of approximately Rs. 912 million (approximately $13.13 million), advising MMT India of an upward revision of its declared income in India for that assessment year as a result of (i) an increase due to insufficient payments on withholding taxes on reimbursement of expenses to MMT USA, (ii) an increase for advertising and publicity expenses being capital in nature and (iii) an increase for expenses on account of ESOPs exercised during the year being capital in nature. In January 2017, MMT India filed its objections with the Commissioner of Income Tax (Appeals) and request for a stay of demand. The stay of demand was granted to MMT India. The appeal against the assessment order in connection with these disallowances was decided in favor of MMT India on December 19, 2017.

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

Assessment Year 2014-15

In December 2017, MMT India received an assessment order from the Indian Income Tax authorities for assessment year 2014-15, and a demand for additional tax payments of approximately Rs. 345 million (approximately $4.97 million), advising MMT India of an upward revision of its declared income in India for that assessment year as a result of (i) insufficient payments on withholding taxes on reimbursement of expenses to MMT USA, (ii) advertising and publicity expenses being capital in nature, and (iii) an increase in expenses on account of ESOPs exercised during the year being capital in nature. In January 2018, MMT India filed its objections with the Commissioner of Income Tax (Appeals) and requested for stay of demand. The stay of demand was granted to MMT India. The appeal against the assessment order in connection with these disallowances was decided in favor of MMT India on January 31, 2019.

In December 2016, Pilani Softlabs Private Limited (redBus) received an assessment order from the Indian Income Tax authorities for the assessment year 2014-2015 advising upward revision as a result of an increase on account of the proposed disallowance of expenses relating to employee share options during the year. However, ibibo India did not receive a demand for any additional tax payments because carry forward losses exceeded its assessed income. On February 7, 2017, ibibo India filed its objections to the assessment order with the Commissioner of Income Tax (Appeals). ). The CIT(A) passed an order dated June 28, 2019 by confirming the addition on account of expenses relating to employee share options. We are in the process of filling an appeal against the above said order. We do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

In February 2018, ibibo India received an assessment order from the Indian income tax authorities for the assessment year 2014-15 advising upward revision relating to transfer pricing on business support services. However, ibibo India did not receive a demand for any additional tax payments because its carry forward losses exceeded its assessed income. On March 27, 2018, ibibo India filed its objections to the assessment order with the Commissioner of Income Tax (Appeals). The appeal against the assessment order in connection with these disallowances was decided in favor of ibibo India in December, 2018.

Assessment Year 2015-16

In December 2018, MMT India received an assessment order from the Indian tax authorities for assessment year 2015-16, and a demand for additional tax payments of approximately Rs. 1,214 million (approximately $17.48 million), advising MMT India of an upward revision of its declared income in India for that assessment year as a result of, (i) insufficient payments on withholding taxes on reimbursement of expenses to MMT USA, (ii) advertising and publicity expenses being capital in nature, and (iii) an increase in expenses on account of ESOPs exercised during the year being capital in nature. In January 2019, MMT India filed its objections with the Commissioner of Income Tax (Appeals) and requested for stay of demand. The stay of demand was granted to MMT India. The date of hearing before CIT(A) is yet to be scheduled.

In December 2018, ibibo India received an assessment order from the Indian Income Tax authorities for the assessment year 2015-2016 advising upward revision as a result of disallowance of goodwill arising on merger with redBus during the year. However, ibibo India did not receive a demand for any additional tax payments because carry forward losses exceeded its assessed income. On January 23, 2019, ibibo India filed its objections to the assessment order with the Commissioner of Income Tax (Appeals). The date of hearing is yet to be scheduled. We do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The appeal against the assessment order in connection with these disallowances was decided in favor of MMT India on June 24, 2019.

Service Tax

Demand Order — Fiscal Years 2006 to 2012

In the year ended March 31, 2009, the Mumbai Zonal Unit of Directorate General of Central Excise Intelligence, or the DGCEI, an excise and customs tax regulatory authority in India, initiated a general industry wide inquiry on compliance with service tax rules and regulations by various travel agencies in India. In October 2011, pursuant to an investigation conducted by the DGCEI, MMT India received a notice from the Service Tax authorities for fiscal years 2006 to 2010, demanding payment of service tax in respect of certain matters, some of which relate to the travel industry in India and involve a complex interpretation of Indian law. We have received similar notices for fiscal years 2011 and 2012, in October 2011 and October 2012, respectively. In March 2011, we filed replies with the Commissioner of Service Tax for fiscal years 2006 to 2010, and, similarly, filed objections in January 2012 for fiscal year 2011, and in February 2013, for fiscal year 2012, respectively. In August 2013, the Commissioner of Service Tax rejected our objections and confirmed the demand on all the above matters with negligible relief. In November 2013, we filed an appeal with the Customs, Excise and Service Tax Appellate Tribunal. The aggregate value of the claims is approximately Rs. 1,700 million (approximately $24.48 million) and additional interest and penalties if finally determined to be payable. We have deposited approximately Rs. 22 million (approximately $0.32 million) toward service tax with the relevant authorities. We do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The date of hearing has not been scheduled by the CESTAT.

Demand Order — Fiscal Years 2008 to 2011

In September 2012, MMT India received a notice from the service tax authorities for fiscal years 2008 to 2011, demanding payment of service tax in respect of certain matters, some of which relate to the travel industry in India and involve a complex interpretation of Indian law. In February 2013, we filed a reply with the Commissioner of Service Tax. In March 2014 we received an order wherein the demand raised by the service tax authorities was confirmed by the Commissioner of Central Excise. The aggregate value of these claims is approximately Rs.15.3 million (approximately $0.22 million). We filed an appeal with the Customs, Excise and Service Tax Appellate Tribunal in June 2014. We are not required to deposit any service tax with the relevant authorities in response to this demand. We do not recognize this claim as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The date of hearing has not been scheduled by the CESTAT.

Demand Order — Fiscal Year 2012

In November 2012, MMT India received a notice from the service tax authorities for fiscal year 2012, demanding payment of service tax in respect of certain matters, which relate to the travel industry in India but are not covered in the show cause notices mentioned in the above paragraphs relating to service tax, and involve a complex interpretation of Indian law. In February 2013, we filed a reply with the Commissioner of Service Tax. In March 2014 we received an order wherein the demand raised by the service tax authorities was confirmed by the Commissioner of Central Excise. The aggregate value of the claims is approximately Rs.16.1 million (approximately $0.23 million). We filed an appeal with the Customs, Excise and Service Tax Appellate Tribunal in June 2014. We are not required to deposit any service tax with the relevant authorities in response to this demand. We do not recognize this claim as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The date of hearing has not been scheduled by the CESTAT.

Demand Order — Fiscal Year 2013

In May 2014, MMT India received two notices from the service tax authorities for fiscal year 2013, demanding payment of service tax in respect of certain matters, which relates to the travel industry in India and involves a complex interpretation of Indian law. In July 2014 and January 2015, we filed replies with Commissioner of Service Tax. The aggregate value of the claims is approximately Rs. 1,075 million (approximately $15.48 million). In July 2014 and January 2015, we filed replies with the Commissioner of Service Tax. In June 2015, we received orders wherein the demand of approximately Rs. 135 million (approximately $1.94 million) was confirmed by the Commissioner of Central Excise. We filed an appeal with the Customs, Excise and Service Tax Appellate Tribunal in September 2015 after making pre-deposit of approximately Rs. 10 million (approximately $0.14 million) with the relevant authorities. We do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The date of hearing has not been scheduled by the CESTAT.

Demand Order — Fiscal Year 2014 to 2016

In September 2015, MMT India received notice from the service tax authorities for fiscal year 2014 demanding payment of service tax in respect of certain matters, some of which relate to the travel industry in India and involve a complex interpretation of Indian law. We received similar notices for fiscal year 2015 and 2016 in month of April 2016 and April 2018 respectively. The aggregate value of claims in approximately Rs. 142 million (approximately $2.04 million). We filed replies with the Commissioner of Service Tax for fiscal years 2014 to 2016 in month of December 2015, June 2016 and December 2018 respectively.

In February 2019, we received Demand Order from the Commissioner of Central Excise wherein the demand of approximately Rs. 118 million (approximately $1.70 million) has been confirmed. We filed an appeal with the Customs, Excise and Service Tax Appellate Tribunal in May, 2019 after making pre-deposit of approximately Rs. 8.85 million (approximately $0.13 million) with the relevant authorities. We do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The date of hearing has not been scheduled by the CESTAT.

Demand cum Show Cause Notice — Fiscal Year 2014 to September 2015

In September 2016, MMT India received a notice from the service tax authorities for the period from April 2013 to September 2015 demanding payment of service tax in respect of certain matters, which relate to the travel industry in India and involve complex interpretation of Indian law. In November 2016, MMT India filed replies with the Commissioner of Service Tax. The aggregate value of the claims is approximately Rs. 236 million (approximately $3.40 million). We do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Demand cum Show Cause Notice — November 2013 to March 2016

In October 2016, ibibo India received a notice from the DGCEI for the period from November 2013 to March 2016 demanding payment of service tax in respect of certain matters, which relate to the travel industry in India and involve complex interpretation of Indian law. In February 2017, ibibo India filed preliminary replies with the DGCEI and expects to file final replies within July 2019. The aggregate value of the claims is approximately Rs. 2,444 million (approximately $35.19 million). We do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Demand cum Show Cause Notice — Fiscal Year 2012 to September 2015

In October 2016, MMT India received a notice from the DGCEI for the period from May 2011 to September 2015 demanding payment of service tax in respect of certain matters, which relates to the travel industry in India and involve complex interpretation of Indian law. In February 2017, MMT India filed preliminary replies with the DGCEI and expects to file final replies upon completion of cross statements. The aggregate value of the claims is approximately Rs. 2,286 million (approximately $32.92 million). We do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Demand Order — Fiscal Year 2010 to 2013

In September 2017, Ibibo India received a Demand Order from the Additional Commissioner of Service Tax for the period from April 2010 to March 2013 demanding payment of service tax in respect of certain matters, which relates to the travel industry in India and involve complex interpretation of Indian law. In February 2018, Ibibo India filed objections with the Commissioner (Appeals) Service Tax. The aggregate value of the claims is approximately Rs. 3 million (approximately $0.04 million). We do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The date of hearing has not been scheduled by the Commissioner (Appeals).

Show Cause and Demand Notice — October 2015 to June 2017

In September 2018, MMT India received a notice from the service tax authorities for the period from October 2015 to June 2017 demanding payment of service tax in respect of certain matters, which relate to the travel industry in India and involve complex interpretation of Indian law. In November 2018, MMT India filed replies with the Commissioner of Service Tax. The aggregate value of the claims is approximately Rs. 296 million (approximately $4.26 million). We do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Demand cum Show Cause Notice — October 2015 to March 2016

In October 2018, MMT India received a notice from the DGCEI for the period from October 2015 to March 2016 demanding payment of service tax in respect of certain matters, which relates to the travel industry in India and involve complex interpretation of Indian law. The aggregate value of the claims is approximately Rs. 1,480 million (approximately $21.31 million). We do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Demand Order — Fiscal Year 2013 to December 2014

In December 2018, Ibibo India received a notice from the Assistant Commissioner of Service Tax for the period from April 2013 to December 2014 demanding payment of service tax in respect of certain matters, which relates to the travel industry in India and involve complex interpretation of Indian law. In February 2017, MMT India filed preliminary replies with the DGCEI and expects to file final replies upon completion of cross examinations. In February 2019, Ibibo India filed objections with the Commissioner Central Tax (Appeals). The aggregate value of the claims is approximately Rs. 2 million (approximately $0.03 million). We do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The date of hearing has not been scheduled by the Commissioner (Appeals).

Demand cum Show Cause Notice — April 2016 to June 2017

In April 2019, MMT India received a notice from the DGCEI for the period from April 2016 to June 2017 demanding payment of service tax in respect of certain matters, which relates to the travel industry in India and involve complex interpretation of Indian law. The aggregate value of the claims is approximately Rs. 6,362 million (approximately $91.61 million). We do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Demand cum Show Cause Notice- October 2013 to June 2017

In April, 2019, MMT India received a notice from the Commissioner GST Audit for the period from October 2013 to June 2017 demanding payment of service tax in respect of certain matters, which relates to the travel industry in India and involve complex interpretation of Indian law. The aggregate value of the claims is approximately Rs. 74.35 million (approximately $1.07 million). We do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. In the aforesaid context, MMT India has paid Rs. 3.3 million (approximately $0.05 million) along with interest and penalty in order to avoid further interest and penal consequences.

Demand cum Show Cause Notice — April 2016 to June 2017

In June 2019, Ibibio India received a notice from the DGCEI for the period from April 2016 to June 2017 demanding payment of service tax in respect of certain matters, which relates to the travel industry in India and involve complex interpretation of Indian law. The aggregate value of the claims is approximately Rs. 7,157 million (approximately $103.06 million). We do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Investigations by DGCEI

DGCEI has initiated an investigation into MMT India for the period from October 2010 to September 2015 in relation to service tax on certain matters. In addition, the DGCEI has initiated an investigation into Ibibo India for the period from November 2013 to September 2015 in relation to service tax on certain matters. The matters are industry-wide issues and involve a complex interpretation of Indian law. MMT India and Ibibo India have made pre-deposits of Rs. 674 million (approximately $9.71 million) and Rs. 65 million (approximately $ 0.94 million) respectively, under protest. The investigation is ongoing and subsequent periods up to June, 2017 has also been included in the scope of investigation. We believe that we have a strong case in our favor and are taking all possible legal measures to secure appropriate orders of relief from the courts.

We had sought relief against the coercive actions taken by the DGCEI and received orders in our favor from the Delhi High Court in relation to both the MMT India and Ibibo India matters. The DGCEI filed an appeal to the Supreme Court of India against the orders of the Delhi High Court. The Supreme Court issued an interim order on September 27, 2016 staying the order of the High Court. The Supreme Court has upheld the Order passed by Delhi High Court in month of February 2019 and consequently the DGCEI has processed a full refund of the tax amounts deposited under protest.

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

In December 2014, MMT India and its officers received summons from the Court of Additional Chief Metropolitan Magistrate in Mumbai to answer to the above complaint. The revision petition filed against the summoning order was dismissed against us. We then filed a quashing petition before the High Court of Bombay. The petition is now listed before the High Court of Bombay on August 2, 2019.

Dispute with Hotel Pine Spring

We filed criminal complaints under the provisions of the Negotiable Instruments Act, 1881, as amended, during fiscal year 2013 to recover monies related to the dishonoring of checks in the amount of Rs. 40.0 million (approximately $0.58 million) provided to us by Hotel Pine Spring, one of our hotels and packages suppliers in Srinagar, India. These checks were provided as security for deposits made by us under our agreements signed with the hotel in fiscal years 2011 and 2012 in order to assure available room inventory at pre-agreed rates. We deposited the checks when the agreements were not complied with by the hotel, including by not providing a bank guarantee. We have initiated criminal proceedings against the hotel and its owner for failing to honor the checks and also for breach of the terms of the agreement. Hotel Pine Spring has failed to appear before the Magistrate on various occasions and non-bailable warrants have been issued.

The next hearing date in relation to the criminal complaint and the recovery of monies arising out of the dishonoring of cheque is on September 18, 2019.

Dispute with GoCash

ibibo Group Private Limited received an ex parte injunction order from passed by the Vacation Bench of the District Court at Ernakulum in favor of UAE Exchange Centre LLC & Anr. (hereinafter “Petitioner”) restraining ibibo India from using the term “GoCash” on the basis that the term was infringing and/or passing off the trademark “gocash” of the Petitioner. Subsequently, ibibo India filed its counter affidavit before the District Court at Ernakulum along with an application to vacate such ex-parte injunction. During the hearing on May 24, 2017, the Petitioner gave an undertaking to the court, not to file contempt proceedings for non-compliance of the injunction order till the final determination of the suit by the courts. The matter is now referred to mediation for settlement between the parties to the litigation. The next date of listing is still, awaited.

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

Dispute with Orbit Corporate Leisure Travels (India) Private Limited

A trademark infringement suit was filed by MakeMyTrip (India) Private Limited against Orbit Corporate Leisure Travels (India) Private Limited, or Orbit, in the Delhi High Court for using a deceptively similar mark, “GETMYTRIP”. A vacation application was filed by Orbit Corporate Leisure Travels (India) Private Limited under Order 39 Rule 4 against which reply was filed by MMT India. Now, the said vacation application has been allowed and interim stay has been vacated. Basis the submissions made by GETMYTRIP in its written statement, a fresh application U/O 39 (1) and (2) was filed to restrict GETMYTRIP to its submissions. GETMYTRIP approached the Company to settle the matter. Settlement Agreement has been signed by both the parties in 2018 and the same has been filed before the court. Decree in consonance to the said settlement agreement has been passed by Hon’ble Delhi High Court. Hence the matter stands disposed off.

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

In response to the writ petition, the High Court of Delhi has issued an interim order that no adverse action against redBus shall be taken by the Delhi government. The matter is listed for final arguments on July 31, 2019.

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

We currently have two classes of shares outstanding, being ordinary shares and Class B Shares. Generally, Class B Shares have the same rights and preferences as the ordinary shares except as specifically set forth in the Terms of Issue. As of March 31, 2019, our stated capital was $2,025,672,570.89 comprising 60,303,844 ordinary shares and 42,638,206 Class B Shares with a par value of $0.0005 each.

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

On April 26, 2019, we entered into the Amended and Restated Ctrip Investor Rights Agreement, which will take effect on closing of the Naspers-Ctrip Transaction. The Amended and Restated Ctrip Investor Rights Agreement provides for the following:

•

the standstill provisions in the existing Ctrip Investor Rights Agreement to be modified, such that the percentage of our outstanding voting securities that Ctrip is restricted from beneficially owning will be increased from 26.6% to 74.9%;

•

immediately following the closing of the transaction, Ctrip will be entitled to nominate five directors (one of whom will be a resident of Mauritius) to our board of directors, one of whom will have a casting vote, subject to applicable law and the Nasdaq Rules);

•

subject to applicable law and the Nasdaq Rules, one Independent Director must be appointed from a pool of candidates approved by Ctrip, and a majority of Independent Directors must be appointed from a pool of candidates approved of by Mr. Deep Kalra, Mr. Rajesh Magow and a majority of the Ctrip nominee directors;

•

Ctrip will not take any action to delist our ordinary shares from NASDAQ (except in connection with an acquisition of all our outstanding securities by any person) without prior approval of both of a majority of our directors and a majority of (i) Aditya Tim Guleri, Vivek N. Gour and Gyaneshwarnath Gowrea or (ii) any Director who replaces any of them and who meets the independence requirements of Rule 5605 of the NASDAQ Stock Market Rules and otherwise satisfies the independence requirements set forth in Rule 10A-3 promulgated under the Exchange Act;

•

Ctrip will be restricted from selling the securities in our Company that it owns immediately after closing of the transaction to our competitors, a list of which was amended in connection with the Amended and Restated Ctrip Investor Rights Agreement and which may be updated upon mutual agreement from time to time;

•	so long as Ctrip owns at least 10% of our outstanding voting shares, Ctrip will not invest in any other travel or travel-related business in India; and
•

in the event that we proposed to issue any voting securities within 12 months after the closing of the transaction, Ctrip will use commercially reasonable efforts to engage in good-faith discussion with us with a view to subscribing for its pro rata share of such voting securities.

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

Under the 2016 Registration Rights Agreement, at any time after April 16, 2017, one or more 2016 Shareholders are entitled to demand registration of their ordinary shares having a proposed aggregate offering price (net of underwriting commissions) of at least $5 million (unless such 2016 Shareholder is proposing to sell all of its remaining shares) (“Registrable Amount”). We will not be required to effect more than two demand registrations per Shareholder Group (as defined in the 2016 Registration Rights Agreement) in any twelve-month period. Furthermore, we will not be obligated to (a) maintain the effectiveness of a registration statement filed pursuant to a demand registration for a period longer than 180 days (or three years in the case of a shelf registration statement) or (b) effect any demand registration (i) within 90 days of a “firm commitment” underwritten registration in which all 2016 Shareholders holding a Registrable Amount are given “piggyback” rights pursuant to the 2016 Registration Rights Agreement and at least 85% of the number of shares requested by each of the 2016 Shareholders to be included in such registration statement are included or (ii) within 90 days of any other demand registration.

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

We will use reasonable best efforts to keep shelf registration statements demanded by any 2016 Shareholder continuously effective until the earlier of (a) three years after the shelf registration statement has been declared effective and (b) the date on which all registrable securities covered by a shelf registration statement have been sold thereunder. We will not be required to file more than two shelf registration statements per 2016 Shareholder in any twelve-month period. We will also be entitled to require 2016 Shareholders to suspend the use of prospectuses for sale under the shelf registration statement for any Blackout Period.

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

On July 19, 2017, we filed a registration statement on Form F-3 to register 43,051,241 of our ordinary shares held by MIH Internet, including 42,638,206 ordinary shares issuable upon conversion of our outstanding Class B convertible ordinary shares, pursuant to the exercise of its demand registration right by MIH Internet under the abovementioned 2016 Registration Rights Agreement. The registration statement was declared effective on July 19, 2017. As of March 31, 2019, no shares had been sold by MIH Internet under such registration statement.

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

On July 18, 2017, we filed a registration statement on Form F-3 to register 15,357,028 of our ordinary shares, comprising 9,857,028 ordinary shares that were issued to Ctrip pursuant to the conversion its convertible notes on October 28, 2016 and 5,500,000 ordinary shares held by various investors (including Ctrip) who had purchased such ordinary shares pursuant to a private placement completed on May 5, 2017, pursuant to the exercise of demand registration rights by Ctrip and such other investors under the above mentioned 2017 Registration Rights Agreement and, in respect of Ctrip, the 2016 Registration Rights Agreement. The registration statement was declared effective on July 18, 2017. As of March 31, 2019, no shares had been sold by Ctrip or our other shareholders under such registration statement.

C. Material Contracts

Described herein.

D. Exchange Controls

India

India regulates ownership of Indian companies by foreigners. Foreign investment in securities issued by Indian companies and exchange controls are generally regulated by the Foreign Exchange Management Act, 1999, as amended, and the rules and regulations framed thereunder or the FEMA. Transfers of any security of an Indian company from foreigners to Indian residents and vice versa are required to be in accordance with FEMA or as permitted by the Reserve Bank of India. These regulations and restrictions may apply to acquisitions by us or our affiliates, including MMT India, ibibo India and affiliates which are not resident in India, of shares in Indian companies or the provision of funding by us or any other entity to Indian companies within our group. For example, under its consolidated foreign direct investment policy, or the FDI policy, the Government of India has set out additional requirements for foreign investments in India, including requirements with respect to downstream investments by Indian companies owned or controlled by foreign entities, and the transfer of ownership or control of Indian companies in sectors with caps on foreign investment from resident Indian persons or entities to foreigners, as well as such transactions between foreigners. These requirements currently include restrictions on pricing, valuation of shares and sources of funding for such investments and may in certain cases require prior notice to or approval from the Government of India. Further, the FEMA restricts us from lending to or borrowing from our Indian subsidiaries and borrowings by our Indian subsidiaries in foreign currencies, and also restricts us from making investments in India unless required FEMA filings with respect to past investments have been completed. Under the FEMA, the Reserve Bank of India has the power to impose monetary penalties, including of up to three times the value of a FEMA contravention where quantifiable, and confiscate the shares at issue. In addition, the Government of India has recently made and may continue to make revisions to the FDI policy on e-commerce in India, including in relation to business model, inventory, pricing and permitted services. The Department of Promotion of Industry and Internal Trade, Ministry of Commerce and Industry, Government of India also recently invited comments on a Draft National e-Commerce Policy, which addresses various topics, including data and e-commerce regulation. The timing or impact of this policy, which remains in draft form, is not yet certain. Such changes may require us to make changes to our business in order to comply with Indian law.

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

Exchange Rates

Our consolidated financial statements and other financial data included in this Annual Report are presented in US dollars. Our business and operations are primarily conducted in India through our Indian subsidiaries, MMT India and ibibo India. The functional currency of MMT India and ibibo India is Indian Rupees and its revenues and expenses are denominated in that currency. We report our consolidated financial results in US dollars. The conversion of Indian Rupees into US dollars in this Annual Report is based on the noon buying rate in The City of New York for cable transfers of Indian Rupees as certified for customs purposes by the Federal Reserve Bank of New York. For your convenience, unless otherwise noted, all translations from Indian Rupees to US dollars and from US dollars to Indian Rupees in this Annual Report were made at a rate of Rs. 69.16 per $1.00, the noon buying rate in effect as of March 31, 2019. We make no representation that any Indian Rupee or US dollar amounts referred to in this Annual Report could have been or could be converted into US dollars or Indian Rupees, as the case may be, at any particular rate or at all. The effects of foreign currency translation adjustments are included as a component of other comprehensive income in our shareholders’ equity.

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

	Indian Rupees per US Dollar Noon Buying Rate
Period	Period End	Average(1)	Low	High
Fiscal Year
2015	62.31	61.11	58.30	63.67
2016	66.25	65.39	61.99	68.84
2017	64.85	67.01	64.85	68.86
2018	65.11	64.46	63.38	65.71
2019	69.16	69.87	64.92	74.33
Month
December 2018	69.92	70.83	69.58	72.44
January 2019	70.94	70.71	69.63	71.40
February 2019	70.83	71.17	70.56	71.66
March 2019	69.16	69.49	68.60	70.91
April 2019	69.64	69.41	68.58	70.19
May 2019	69.63	69.78	69.08	70.62
June 2019(2)	68.92	69.39	68.92	69.83

Notes:

(1)

Averages for a period other than one month are calculated by using the average of the noon buying rate at the end of each month during the period. Monthly averages are calculated by using the average of the daily noon buying rates during the relevant month.

(2)	Through June 28, 2019.

E. Taxation

Mauritius Tax Consequences

Our company holds a valid Category 1 Global Business License issued by the Financial Services Commission in Mauritius. Our company holds a specific Tax Residence Certificate for India, valid until May 4, 2020, and a general Tax Residence Certificate for all jurisdictions, valid until May 8, 2020, from the Mauritius Revenue Authority, as per the guidelines prescribed by the Mauritius Revenue Authority. These certificates are required for the avoidance of double taxation under the Agreements for the Avoidance of Double Taxation signed between Mauritius and other jurisdictions, including India.

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

Mauritius companies holding a Category 1 Global Business License, or GBC1, issued by the Financial Services Commission in Mauritius are permitted to conduct business both in and outside Mauritius (instead of outside Mauritius only). The operations of a GBC1 company in Mauritius will be subject to tax on chargeable income at the rate of 15.0% in Mauritius. Mauritius currently has no capital gains tax and has no taxation in the nature of a withholding tax on the payment of dividends. There is no withholding tax requirement on interest or royalties payments applicable to us as a holder of a Global Business License issued by the Financial Services Commission in Mauritius where such interest is paid to a non-resident of Mauritius not carrying on any business in Mauritius and such royalties are paid to non-residents of Mauritius. There is no estate duty, inheritance tax or gift tax in Mauritius.

As of January 1, 2019, the Global Business License has been renamed as the Global Business License and companies holding the Global Business License will be grandfathered until June 30, 2021 (provided the license was issued on or before October 16, 2017) or December 31, 2018 (in all other cases).

However, effective from January 1, 2019, the Deemed Foreign Tax Credit was abolished and “Global Business Companies” are now taxed at the rate of 15%. A partial exemption regime has been introduced with 80% of the following income streams being exempted from tax:

•	Foreign dividends (subject to such an amount not being treated as an allowable deduction in the source country)
•	Foreign source interest income
•	Profit attributable to a permanent establishment of a resident company in a foreign company
•

Foreign source income derived by a collective investment scheme (CIS), closed end fund, CIS manager, CIS administrator, investment adviser or asset manager licensed or approved by the Mauritius Financial Services Commission; and

•	Income derived by companies engaged in ship and aircraft leasing.

The Deemed Foreign Tax credit will continue to apply until the relevant grandfathering dates.

Under existing Mauritius laws:

•	no capital, transfer or registration duties are levied in Mauritius on the issue, purchase or sale of our ordinary shares;
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

The tax treatment of an entity treated as a partnership for US federal income tax purposes that holds our ordinary shares and of a partner in such a partnership will depend on the status of such partner and the activities of such partnership. If you are a partner in such partnership, you should consult your tax advisors.

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

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

The SEC maintains a website at www.sec.gov/ that contains reports, proxy and information statements and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are required to use the EDGAR system. We have done so in the past and will continue to do so in order to make our reports available through the SEC’s website. In addition, we upload our reports on our website at www.makemytrip.com.

I. Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our business activities are exposed to a variety of market risks, including credit risk, foreign exchange risk and interest rate risk.

Credit Risk. Financial instruments that potentially subject us to concentrations of credit risk consist principally of term deposits, cash equivalents, trade and other receivables and receivable from related party. By their nature, all such financial instruments involve risks, including the credit risk of non-performance by counterparties. Our cash equivalents, bank balances and term deposits are placed with banks with high investment grade credit ratings, and our term deposits may be withdrawn at any time prior to maturity except that this would result in a lower interest rate. Trade and other receivables are typically unsecured and arise mainly from commissions and incentive payments owing to us from our airline suppliers, receivables from our hotel suppliers which represent amounts owing to us from deposits we place with such hotels, and receivables from our corporate and retail customers to whom we typically extend credit periods. We review the credit worthiness of our clients to whom we have granted credit terms in the normal course of the business. We believe there is no significant risk of loss in the event of non-performance of the counterparties to these financial instruments, other than the amounts already provided for in our financial statements. See note 37 to our audited consolidated financial statements included elsewhere in this Annual Report for additional information relating to our exposure to credit risk.

Foreign Exchange Risk. We are exposed to movements in currency exchange rates, primarily those related to the US dollar and the Indian Rupee. As the functional currency of MMT India and ibibo India, our key operating subsidiaries, is the Indian Rupee, our exposure to foreign exchange risk primarily arises in respect of our non-Indian Rupee-denominated trade and other receivables, trade and other payables and cash and cash equivalents, which were $2.6 million, $144.5 million and $6.8 million, respectively, as of March 31, 2019. Based on our operations in fiscal year 2019, a 10.0% appreciation of the US dollar against the Indian Rupee as of March 31, 2019, assuming all other variables remained constant, would have increased our loss for fiscal year 2019 by $12.9 million. Similarly, a 10.0% depreciation of the US dollar against the Indian Rupee as of March 31, 2019, assuming all other variables remained constant, would have decreased our loss for fiscal year 2019 by $12.9 million.

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

Interest Rate Risk. Our exposure to interest rate risk for changes in interest rates relates primarily to our term deposits and bank overdrafts. As of March 31, 2019, we had fixed rate financial instruments consisting of $134.1 million of term deposits and no amounts outstanding on variable rate financial instruments. As of March 31, 2018, we had fixed rate financial instruments consisting of $282.5 million of term deposits and no amounts outstanding on variable rate financial instruments. We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. Our future interest income and financing cost may fluctuate in line with changes in interest rates. An increase or decrease in interest rates as of March 31, 2018 and 2019 would not have affected our profit or loss and would not have had any impact on our equity as we had no amounts outstanding on variable rate financial instruments.

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

Based on their evaluation as of March 31, 2019, our group chief executive officer and group chief financial officer have concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that material information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the group chief executive officer and group chief financial officer, as appropriate to allow timely decisions about required disclosures.

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

Our management, with the participation of our group chief executive officer and our group chief financial officer, assessed the effectiveness of our internal control over financial reporting as of March 31, 2019. In conducting its assessment of internal control over financial reporting, management based its evaluation on the 2013 framework in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation, our management has concluded that our internal control over financial reporting was effective as of March 31, 2019.

We completed our acquisition of Bitla on July 25, 2018. As permitted by the guidelines established by the staff of the SEC, companies are allowed to exclude certain acquisitions from their assessment of internal control over financial reporting during the first year of an acquisition while integrating the acquired company. Accordingly, our management’s assessment of the effectiveness of our internal control over financial reporting as of March 31, 2019 excluded Bitla. Our consolidated financial statements as of March 31, 2019 reflect total assets of $14.2 million, of which $11.3 million represent intangible assets and goodwill that were included in the scope of our management’s assessment of the effectiveness of our internal control over financial reporting and total revenues of $4,208 thousands associated with the acquired business included in the consolidated financial statements of the Company as of and for the year ended March 31, 2019. Our management will include Bitla in its evaluation of internal control over financial reporting at the conclusion of fiscal year 2020 (i.e. the year ending March 31, 2020). See “Item 4. Information on the Company — A. History and Development of our Company — Investments and Acquisitions — Acquisition of Bitla Software Private Limited” and Note 8 (b) to the Consolidated Financial Statements for a discussion of the acquisition.

Our independent registered public accounting firm, KPMG, has audited the consolidated financial statements included in this Annual Report on Form 20-F, and as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of March 31, 2019.

C. Attestation Report of the Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

MakeMyTrip Limited:

Opinion on Internal Control Over Financial Reporting

We have audited MakeMyTrip Limited and subsidiaries (“the Company”) internal control over financial reporting as of March 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position of the Company as of March 31, 2018 and 2019, the related consolidated statements of profit or loss and other comprehensive income (loss), changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2019, and the related notes (collectively, the consolidated financial statements), and our report dated July 22, 2019 expressed an unqualified opinion on those consolidated financial statements.

The Company acquired Bitla Software Private Limited during the year ended March 31, 2019, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of March 31, 2019, Bitla Software Private Limited’s internal control over financial reporting associated with total assets of $14,221 thousands (of which $11,349 thousands represent intangible assets and goodwill included within the scope of the assessment) and total revenues of $ 4,208 thousands included in the consolidated financial statements of the Company as of and for the year ended March 31, 2019. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Bitla Software Private Limited.

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

July 22, 2019

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

KPMG has served as our independent registered public accountant for each of the years ended March 31, 2017, March 31, 2018 and March 31, 2019 for which audited statements appear in this Annual Report.

The following table shows the aggregate fees for services rendered by KPMG to us, including our subsidiaries, in fiscal years 2018 and 2019.

	Fiscal Year
	2018	2019
Audit fees (audit and review of financial statements and registration statements)	$508,425	$492,035
Audit-related fees (due diligence services)	6,500	14,817
Tax fees (other certifications and tax advisory services)	155,753	189,118
All other fees (advisory services)	3,599	—
Total	$674,277	$695,970

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

The following table provides information about purchases by us during fiscal year 2019 and April, May and June 2019 of our outstanding ordinary shares, par value $0.0005 per share:

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share(1)		(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(2)
Up to 03/31/19	972,730		$14.48	972,730	$135,959,658
04/01/19 – 04/30/19	NIL	$	NIL	NIL	$135,959,658
05/01/19 – 05/31/19	NIL	$	NIL	NIL	$135,959,658
06/01/19 – 06/30/19	NIL	$	NIL	NIL	$135,959,658
Total	972,730		14.48	972,730	$135,959,658

Notes:

(1)	The average price paid per share excludes broker and transaction fees.
(2)

On November 6, 2012, our Board of Directors authorized us to purchase our outstanding ordinary shares, par value $0.0005 per share. The authorization permits us to purchase our ordinary shares in the open market, in privately negotiated transactions or otherwise in an aggregate amount of up to $25 million. Further, on January 22, 2016, our Board of Directors authorized us to increase the share repurchase plan to an amount aggregating up to $150 million at a price per ordinary share not to exceed $21.50 until November 30, 2021. We repurchased 768,357 and 144,131 ordinary shares at an average price of approximately $14.41 per share and $14.21 per share (excluding broker and transaction fees) in fiscal year 2016 and 2017, respectively, and we did not repurchase any ordinary shares in fiscal year 2018 and 2019. As of March 31, 2019 and June 30, 2019, we had remaining authority to repurchase up to approximately $136.0 million of our outstanding ordinary shares.

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

The following financial statements are filed as part of this Annual Report, together with the report of the independent registered public accounting firm:

•	Report of Independent Registered Public Accounting Firm.
•	Consolidated Statement of Financial Position as at March 31, 2018 and 2019.
•	Consolidated Statement of Profit or Loss and Other Comprehensive Income (Loss) for the years ended March 31, 2017, 2018 and 2019.
•	Consolidated Statement of Changes in Equity for the years ended March 31, 2017, 2018 and 2019.
•	Consolidated Statement of Cash Flows for the years ended March 31, 2017, 2018 and 2019.
•	Notes to the Consolidated Financial Statements.

ITEM 19.	EXHIBITS

The list of exhibits in the Exhibit Index to this report is incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: July 23, 2019

MAKEMYTRIP LIMITED

By:	/s/ Deep Kalra
Name:	Deep Kalra
Title:	Group Chairman and Group Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

MakeMyTrip Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of MakeMyTrip Limited and subsidiaries (“the Company”) as of March 31, 2018 and 2019, the related consolidated statements of profit or loss and other comprehensive income (loss), changes in equity, and cash flows for each of the years in the three‑year period ended March 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2018 and 2019, and the results of its operations and its cash flows for each of the years in the three‑year period ended March 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of March 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated July 22, 2019 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Change in Accounting Principle

As discussed in Notes 4(B) and 3(l) to the consolidated financial statements, the Company has changed its method of accounting for revenue from contracts with customers for the year ended March 31, 2019 due to the adoption of IFRS 15 Revenue from Contracts with Customers.

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

Gurugram, Haryana, India

July 22, 2019

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Amounts in USD thousands)

		As at March 31
	Note	2018	2019
Assets
Property, plant and equipment	19	13,690	13,499
Intangible assets and goodwill	20	1,147,517	1,068,876
Trade and other receivables, net	22	1,929	2,267
Investment in equity-accounted investees	9	16,316	5,244
Other investments	10	6,170	5,662
Term deposits	24	165	139
Non-current tax assets		24,476	31,681
Other non-current assets	27	14,607	2,273
Total non-current assets		1,224,870	1,129,641
Inventories		596	606
Contract assets	11	—	313
Current tax assets		25	1,415
Trade and other receivables, net	22	56,386	53,195
Term deposits	24	202,170	133,994
Other current assets	25	92,542	73,132
Cash and cash equivalents	23	187,647	177,990
Assets held for sale	26	1,220	—
Total current assets		540,586	440,645
Total assets		1,765,456	1,570,286
Equity
Share capital	28	52	52
Share premium	28	1,960,691	1,977,318
Reserves	28	3,232	634
Accumulated deficit		(515,850)	(682,054)
Share based payment reserve	28	78,804	102,427
Foreign currency translation reserve	28	31,705	(41,202)
Total equity attributable to equity holders of the Company		1,558,634	1,357,175
Non-controlling interests		298	193
Total equity		1,558,932	1,357,368
Liabilities
Loans and borrowings	30	424	474
Employee benefits	34	3,721	4,789
Contract liabilities	11	—	84
Deferred revenue	33	91	—
Deferred tax liabilities, net	21	115	601
Other non-current liabilities	32	2,201	2,400
Total non-current liabilities		6,552	8,348
Loans and borrowings	30	228	233
Trade and other payables	36	175,642	110,970
Contract liabilities	11	—	70,251
Deferred revenue	33	1,262	—
Other current liabilities	31	22,840	23,116
Total current liabilities		199,972	204,570
Total liabilities		206,524	212,918
Total equity and liabilities		1,765,456	1,570,286

See accompanying notes to consolidated financial statements

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER

COMPREHENSIVE INCOME (LOSS)

(Amounts in USD thousands, except per share data)

		For the year ended March 31
	Note	2017	2018	2019
Revenue
Air ticketing		118,514	167,391	166,714
Hotels and packages		314,254	439,963	237,524
Bus ticketing		5,615	50,932	53,745
Other revenue	12	9,233	16,970	28,028
Total revenue		447,616	675,256	486,011
Other income	13	363	435	220
Service cost
Procurement cost of hotel and packages services		173,919	169,347	160,824
Other cost of providing services		—	6,530	12,588
Personnel expenses	14	73,736	114,157	113,567
Marketing and sales promotion expenses		224,424	451,818	192,080
Other operating expenses	15	81,585	120,566	133,295
Depreciation, amortization and impairment	16	29,702	32,712	26,817
Result from operating activities		(135,387)	(219,439)	(152,940)
Finance income	17	45,268	5,189	6,459
Finance costs	17	18,289	3,901	11,329
Net finance income (costs)		26,979	1,288	(4,870)
Impairment in respect of an equity-accounted investee	9	—	—	(9,926)
Share of loss of equity-accounted investees	9	(1,702)	(1,998)	(887)
Loss before tax		(110,110)	(220,149)	(168,623)
Income tax benefit (expense)	18	(193)	(91)	740
Loss for the year		(110,303)	(220,240)	(167,883)
Other comprehensive income (loss)
Items that will never be reclassified subsequently to profit or loss:
Remeasurement of defined benefit (asset) liability		(266)	(422)	(585)
Equity instruments at FVOCI - net change in fair value		—	—	(508)
		(266)	(422)	(1,093)
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences on foreign operations		48,618	(1,915)	(72,919)
Net change in fair value of available-for-sale financial assets		(809)	2,280	—
		47,809	365	(72,919)
Other comprehensive income (loss) for the year, net of tax		47,543	(57)	(74,012)
Total comprehensive loss for the year		(62,760)	(220,297)	(241,895)
Loss attributable to:
Owners of the Company		(110,168)	(218,412)	(167,759)
Non-controlling interests		(135)	(1,828)	(124)
Loss for the year		(110,303)	(220,240)	(167,883)
Total comprehensive loss attributable to:
Owners of the Company		(62,629)	(218,450)	(241,759)
Non-controlling interests		(131)	(1,847)	(136)
Total comprehensive loss for the year		(62,760)	(220,297)	(241,895)
Loss per share (in USD)
Basic	29	(2.09)	(2.18)	(1.61)
Diluted	29	(2.09)	(2.18)	(1.61)

See accompanying notes to consolidated financial statements

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Amounts in USD thousands)

	Attributable to equity holders of the Company
	Share Capital	Share Premium	Reserve for Own Shares	Fair Value Reserves	Accumulated Deficit	Share Based Payment Reserve	Foreign Currency Translation Reserve	Total	Non- Controlling Interests	Total Equity
Balance as at April 1, 2016	21	248,732	(7,578)	1,761	(188,217)	37,903	(15,013)	77,609	—	77,609
Total comprehensive income (loss) for the year
Loss for the year	—	—	—	—	(110,168)	—	—	(110,168)	(135)	(110,303)
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	—	48,614	48,614	4	48,618
Net change in fair value of available-for-sale financial assets	—	—	—	(809)	—	—	—	(809)	—	(809)
Remeasurement of defined benefit (asset) liability	—	—	—	—	(266)	—	—	(266)	—	(266)
Total other comprehensive income (loss)	—	—	—	(809)	(266)	—	48,614	47,539	4	47,543
Total comprehensive income (loss) for the year	—	—	—	(809)	(110,434)	—	48,614	(62,629)	(131)	(62,760)
Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	—	26,674	—	26,674	175	26,849
Issue of ordinary shares on exercise of share based awards	1	18,275	—	—	—	(18,105)	—	171	—	171
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	70	(70)	—	—	—	—
Own shares acquired	—	—	(2,050)	—	—	—	—	(2,050)	—	(2,050)
Re-issue of own shares to settle the financial liability	—	999	9,628	—	—	—	—	10,627	—	10,627
Shares issued upon conversion of convertible notes	5	148,101	—	—	—	—	—	148,106	—	148,106
Business combination (refer note 8(a))	19	1,191,266	—	—	—	15,008	—	1,206,293	—	1,206,293
Total contributions by owners	25	1,358,641	7,578	—	70	23,507	—	1,389,821	175	1,389,996
Changes in ownership interests
Acquisition of subsidiary with non-controlling interest (refer note 8(a))	—	—	—	—	—	—	—	—	617	617
Total changes in ownership interests in subsidiaries	—	—	—	—	—	—	—	—	617	617
Total transactions with owners	25	1,358,641	7,578	—	70	23,507	—	1,389,821	792	1,390,613
Balance as at March 31, 2017	46	1,607,373	—	952	(298,581)	61,410	33,601	1,404,801	661	1,405,462

See accompanying notes to consolidated financial statements

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY- (Continued)

(Amounts in USD thousands)

	Attributable to equity holders of the Company
	Share Capital	Share Premium	Fair Value Reserves	Accumulated Deficit	Share Based Payment Reserve	Foreign Currency Translation Reserve	Total	Non- Controlling Interests	Total Equity
Balance as at April 1, 2017	46	1,607,373	952	(298,581)	61,410	33,601	1,404,801	661	1,405,462
Total comprehensive income (loss) for the year
Loss for the year	—	—	—	(218,412)	—	—	(218,412)	(1,828)	(220,240)
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	(1,896)	(1,896)	(19)	(1,915)
Net change in fair value of available-for-sale financial assets	—	—	2,280	—	—	—	2,280	—	2,280
Remeasurement of defined benefit (asset) liability	—	—	—	(422)	—	—	(422)	—	(422)
Total other comprehensive income (loss)	—	—	2,280	(422)	—	(1,896)	(38)	(19)	(57)
Total comprehensive income (loss) for the year	—	—	2,280	(218,834)	—	(1,896)	(218,450)	(1,847)	(220,297)
Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	44,874	—	44,874	(14)	44,860
Issue of ordinary shares on exercise of share based awards	1	27,462	—	—	(27,417)	—	46	—	46
Transfer to accumulated deficit on expiry of share based awards	—	—	—	63	(63)	—	—	—	—
Issue of ordinary shares in placement offering (refer note 28)	5	325,856	—	—	—	—	325,861	—	325,861
Total contributions by owners	6	353,318	—	63	17,394	—	370,781	(14)	370,767
Changes in ownership interests in subsidiaries that do not result in a loss of control
Contribution by non-controlling interests	—	—	—	1,502	—	—	1,502	1,498	3,000
Total changes in ownership interest in subsidiaries	—	—	—	1,502	—	—	1,502	1,498	3,000
Total transactions with owners	6	353,318	—	1,565	17,394	—	372,283	1,484	373,767
Balance as at March 31, 2018	52	1,960,691	3,232	(515,850)	78,804	31,705	1,558,634	298	1,558,932

See accompanying notes to consolidated financial statements

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY- (Continued)

(Amounts in USD thousands)

	Attributable to equity holders of the Company
	Share Capital	Share Premium	Fair Value Reserves	Accumulated Deficit	Share Based Payment Reserve	Foreign Currency Translation Reserve	Total	Non- Controlling Interests	Total Equity
Balance as at March 31, 2018	52	1,960,691	3,232	(515,850)	78,804	31,705	1,558,634	298	1,558,932
Adjustment on initial application of IFRS 9 (net of tax)	—	—	(2,090)	2,090	—	—	—	—	—
Adjusted balance as at April 1, 2018	52	1,960,691	1,142	(513,760)	78,804	31,705	1,558,634	298	1,558,932
Total comprehensive income (loss) for the year
Loss for the year	—	—	—	(167,759)	—	—	(167,759)	(124)	(167,883)
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	(72,907)	(72,907)	(12)	(72,919)
Equity instruments at FVOCI - net change in fair value	—	—	(508)	—	—	—	(508)	—	(508)
Remeasurement of defined benefit (asset) liability	—	—	—	(585)	—	—	(585)	—	(585)
Total other comprehensive income (loss)	—	—	(508)	(585)	—	(72,907)	(74,000)	(12)	(74,012)
Total comprehensive income (loss) for the year	—	—	(508)	(168,344)	—	(72,907)	(241,759)	(136)	(241,895)
Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	40,002	—	40,002	31	40,033
Issue of ordinary shares on exercise of share based awards	—	16,627	—	—	(16,329)	—	298	—	298
Transfer to accumulated deficit on expiry of share based awards	—	—	—	50	(50)	—	—	—	—
Total contributions by owners	—	16,627	—	50	23,623	—	40,300	31	40,331
Balance as at March 31, 2019	52	1,977,318	634	(682,054)	102,427	(41,202)	1,357,175	193	1,357,368

See accompanying notes to consolidated financial statements

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts in USD thousands)

	For the year ended March 31
	2017	2018	2019
Cash flows from operating activities
Loss for the year	(110,303)	(220,240)	(167,883)
Adjustments for:
Depreciation	5,149	4,357	3,895
Amortisation	9,386	25,481	22,922
Impairment of intangible assets / capital work-in-progress	15,167	2,874	—
Impairment in respect of an equity-accounted investee	—	—	9,926
Net (gain) loss on disposal of property, plant and equipment	46	70	(53)
Intangible assets written off	—	356	—
Net finance cost (income)	(26,979)	(1,288)	4,870
Share of loss of equity-accounted investees	1,702	1,998	887
Share based payment	26,795	44,860	40,033
Income tax expense (benefit)	193	91	(740)
Change in inventories	268	(317)	(30)
Change in trade and other receivables and contract assets	2,608	(23,228)	1,129
Change in other assets	4,849	(25,263)	9,061
Change in trade and other payables, deferred revenue and contract liabilities	(37,197)	60,410	3,454
Change in employee benefits	588	366	659
Change in other liabilities	1,447	9,206	1,766
Income tax paid, net	(2,176)	(5,211)	(8,823)
Net cash used in operating activities	(108,457)	(125,478)	(78,927)
Cash flows from investing activities
Interest received	2,537	3,048	5,487
Proceeds from sale of property, plant and equipment	98	335	162
Redemption of term deposits	83,634	115,058	205,448
Investment in term deposits	(10,000)	(221,639)	(137,233)
Acquisition of property, plant and equipment	(8,756)	(4,258)	(3,456)
Payment for business acquisition, net of cash acquired (refer note 8)	102,814	—	(11,251)
Proceeds from settlement of entitlement from related party (refer note 25)	—	—	17,101
Proceeds from sale of assets held for sale	—	302	—
Acquisition of other investment	—	(99)	—
Investment in equity-accounted investees	(1,090)	—	—
Acquisition of intangible assets	(6,226)	(7,837)	(6,247)
Net cash generated from (used in) investing activities	163,011	(115,090)	70,011
Cash flows from financing activities
Proceeds from issue of shares (refer note 8(a))	8,752	—	—
Proceeds from issue of share capital in placement offering	—	330,000	—
Direct cost for issue of shares in placement offering	—	(4,139)	—
Repurchase of own shares	(2,050)	—	—
Proceeds from issuance of shares on exercise of share based awards	171	46	298
Contribution by (acquisition of) non-controlling interests	(400)	3,000	—
Proceeds from (repayment of) bank loans, net	138	(96)	97
Payment of finance lease liabilities	(7)	—	—
Interest paid	(4,445)	(912)	(730)
Net cash generated from (used in) financing activities	2,159	327,899	(335)
Increase (Decrease) in cash and cash equivalents	56,713	87,331	(9,251)
Cash and cash equivalents at beginning of the year	46,273	101,704	187,647
Effect of exchange rate fluctuations on cash held	(1,282)	(1,388)	(406)
Cash and cash equivalents at end of the year	101,704	187,647	177,990

See accompanying notes to consolidated financial statements

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

1)	REPORTING ENTITY

MakeMyTrip Limited (the “Parent Company”) together with its subsidiaries and equity-accounted investees (collectively, “the Company” or the “Group”) is primarily engaged in the business of selling travel products and solutions through the subsidiaries in India, the United States of America., Singapore, Malaysia, Thailand, the United Arab of Emirates, Peru, Colombia and Indonesia. The Group offers its customers the entire range of travel services including ticketing, tours and packages, and hotels.

The Company is a public limited company incorporated and domiciled in Republic of Mauritius and has its registered office at IQ EQ Corporate Services (Mauritius) Limited (formerly known as SGG Corporate Services (Mauritius) Limited), Les Cascades Building, 33, Edith Cavell Street, Port Louis, Republic of Mauritius. The Company’s ordinary shares representing equity shares are listed on the NASDAQ Stock Exchange.

2)	BASIS OF ACCOUNTING
(a)	Statement of Compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Accounting policies have been applied consistently to all periods presented in these financial statements, except as mentioned otherwise (also refer note 4).

This is the first set of the Group’s annual financial statements in which IFRS 15 Revenue from Contracts with Customers and IFRS 9 Financial Instruments have been applied. Changes to significant accounting policies are described in Note 4.

The consolidated financial statements were authorized for issue by the Group’s Board of Directors on July 22, 2019.

(b)	Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items:

•	derivative financial instruments measured at fair value;
•

equity securities at Fair Value through Other Comprehensive Income (FVOCI) and Financial assets at Fair Value Through Profit or Loss (FVTPL) (March 31, 2018 and March 31, 2017: available-for-sale financial assets measured at fair value); and

•	net defined benefit (asset) liability measured at fair value of plan assets less the present value of the defined benefit obligation.
(c)	Functional and Presentation Currency

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Information about significant areas of estimation/uncertainty in applying accounting policies that have the most significant effects on the amounts recognised in the consolidated financial statements are as follows:

•	Note 3(d),10 and 25	Equity securities at FVOCI and Financial assets at FVTPL (March 31, 2018 and March 31, 2017: available-for-sale financial assets measured at fair value)
•	Note 3(e) and 19	Property, plant and equipment
•	Note 3(f), 3(i) and 20	Useful life of intangible assets and impairment test of intangible assets and goodwill
•	Note 3(j) and 34	Employee benefit plans
•	Note 3(l) and 3(m)	Loyalty programs
•	Note 3(p),18 and 21	Income taxes
•	Note 3(k)	Provisions and contingent liabilities
•	Note 3(j) and 35	Share based payment
•	Note 3(b) and 8(a)	Acquisition of subsidiary: fair value of consideration transferred and fair value of assets acquired and liabilities assumed
•	Note 3(i)	Measurement of Expected Credit Loss (ECL) allowance for trade receivables and contract assets: key assumptions in determining the weighted‑average loss rate

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

•	Note 3(d),10 and 25	Equity securities at FVOCI (March 31, 2018 and March 31, 2017: available-for-sale financial assets measured at fair value)
•	Note 3(i) and 20	Impairment test : key assumptions used in discounted cash flow projections
•	Note 3(j) and 34	Measurement of defined benefit obligations : key actuarial assumptions
•	Note 3(k)	Provisions and contingent liabilities

3)	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies have been applied consistently to all periods presented in these consolidated financial statements, except as mentioned otherwise (also refer note 4).

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

Associates are those entities in which the Group has significant influence, but not control, over the financial and operating policies.

Investments in associates are accounted for using the equity method and are recognised initially at cost. The cost of investment includes transaction costs.

The consolidated financial statements include the Group’s share of the profit or loss and other comprehensive income (loss) of equity accounted investees, other adjustments to align the accounting policies with those of the Group, from the date on which significant influence commences until the date on which significant influence ceases.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

iii)	Non-controlling Interests

Non-controlling interests are measured initially at their proportionate share of the acquiree's identifiable net assets at the acquisition date. Change in the Group's interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

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

The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of acquisition. The cost of acquisition also includes the fair value of contingent consideration and deferred consideration, if any. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at fair value at the date of acquisition.

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

Transactions in foreign currencies are translated into the respective functional currencies of the Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency at the exchange rate at that date.  The foreign currency gains or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Foreign currency differences arising on translation are recognized in profit or loss, except for the differences on investment in equity securities designated at FVOCI (March 31, 2018 and March 31, 2017: available-for-sale equity investments), (except on impairment, in which case foreign currency differences that have been recognised in OCI are reclassified to profit or loss). Non-monetary items that are measured based on historical cost in a foreign currency are not translated.

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

(d)	Financial Instruments

i)	Recognition and initial measurement

Trade receivables and debt securities issued are initially recognised when they are originated. All other financial assets and financial liabilities are initially recognised when the Group becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

ii)	Classification and subsequent measurement

Financial assets – Policy applicable from April 1, 2018

On initial recognition, a financial asset is classified as measured at: amortised cost; FVOCI – debt investment; FVOCI – equity investment; or FVTPL.

Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortised cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in Other Comprehensive Income (loss) (OCI). This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortised cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortised cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Financial assets – Assessment whether contractual cash flows are solely payments of principal and interest: Policy applicable from April 1, 2018

For the purposes of this assessment, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g. liquidity risk and administrative costs), as well as a profit margin. In assessing

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

whether the contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Group considers:

•	contingent events that would change the amount or timing of cash flows;
•	terms that may adjust the contractual coupon rate, including variable-rate features;
•	prepayment and extension features; and
•	terms that limit the Group’s claim to cash flows from specified assets (e.g. non-recourse features).

A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest on the principal amount outstanding, which may include reasonable additional compensation for early termination of the contract. Additionally, for a financial asset acquired at a discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued (but unpaid) contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

Financial assets – Subsequent measurement and gains and losses: Policy applicable from April 1, 2018

Financial assets at FVTPL

These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognised in profit or loss.

Financial assets at amortised cost

These assets are subsequently measured at amortised cost using the effective interest method. The amortised cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognised in profit or loss. Any gain or loss on derecognition is recognised in profit or loss.

Debt investments at FVOCI

These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognised in profit or loss. Other net gains and losses are recognised in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI

These assets are subsequently measured at fair value. Dividends are recognised as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognised in OCI and are never reclassified to profit or loss.

Financial assets – Policy applicable before April 1, 2018

The Group classified its financial assets into one of the following categories:

•	loans and receivables;
•	held to maturity;
•	available for sale; and
•	FVTPL

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Subsequent measurement and gains and losses- Policy applicable before April 1, 2018

Financial assets at FVTPL

Measured at fair value and changes therein, including any interest or dividend income, were recognised in profit or loss.

Held-to-maturity financial assets

Measured at amortised cost using the effective interest method.

Loans and receivables

Measured at amortised cost using the effective interest method.

Available-for-sale financial assets

Measured at fair value and changes therein, other than impairment losses, interest income and foreign currency differences on debt instruments, were recognised in OCI and accumulated in the fair value reserve. When these assets were derecognised, the gain or loss accumulated in equity was reclassified to profit or loss.

Financial liabilities – Classification, subsequent measurement and gains and losses

Financial liabilities are classified as measured at amortised cost or FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognised in profit or loss. Other financial liabilities are subsequently measured at amortised cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognised in profit or loss. Any gain or loss on derecognition is also recognised in profit or loss.

iii)	Derecognition

Financial assets

The Group derecognises a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

The Group enters into transactions whereby it transfers assets recognised in its statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.

Financial liabilities

The Group derecognises a financial liability when its contractual obligations are discharged or cancelled, or expire. The Group also derecognises a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognised at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognised in profit or loss.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

iv)	Offsetting

Financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realise the asset and settle the liability simultaneously.

v)	Share Capital

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

vi)Derivative financial instruments

Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted in profit or loss.

(e)	Property, Plant and Equipment
i)	Recognition and Measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. The cost includes expenditure that is directly attributable to the acquisition of the asset. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

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

The estimated useful lives of assets are as follows:

•	Computers	3-6 years
•	Furniture and fixtures	5-6 years
•	Office equipment	1-5 years
•	Motor vehicles	3-7 years
•	Diesel generator sets	7 years
•	Building	20 years

Leasehold improvements are depreciated over the lease term or useful lives, whichever is shorter.

Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted as appropriate.

(f)	Intangible Assets and Goodwill
i)	Goodwill

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

Subsequently, if the criteria for held for sale is no longer met, the Group ceases to classify the asset as held for sale. The Group then measures such assets at the lower of:

(a)

its carrying amount before the asset was classified as held for sale adjusted for any depreciation, or revaluations that would have been recognised had the asset not been classified as held for sale; and

(b)	its recoverable amount at the date of the subsequent decision not to sell.

The Group includes any required adjustment to the carrying amount of  non-current asset that ceases to be classified as held for sale in profit or loss in the period in which the criteria is no longer met. The Group presents that adjustment in the same caption in the statement of comprehensive income used to present a gain or loss, if any at the time of initial recognition.

(h)	Inventories

Inventories are measured at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated selling expenses.

(i)	Impairment

i)	Non-derivative financial assets - Policy applicable from April 1, 2018

Financial instruments and contract assets

The Group recognises loss allowances for ECLs on:

•	financial assets measured at amortised cost;
•	debt investments measured at FVOCI; and
•	contract assets.

The Group measures loss allowances at an amount equal to lifetime ECLs, except for the following, which are measured as 12-month ECLs:

•	debt securities that are determined to have low credit risk at the reporting date; and
•

other debt securities and bank balances for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

The Group has elected to measure loss allowances for trade receivables and contract assets at an amount equal to lifetime ECLs.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Group’s historical experience and informed credit assessment and including forward-looking information.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

The Group assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due.

The Group considers a financial asset to be in default when:

•	the borrower is unlikely to pay its credit obligations to the Group in full, without recourse by the Group to actions such as realising security (if any is held); or
•	the financial asset is more than 90 days past due.

The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

Measurement of ECLs

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive).

ECLs are discounted at the effective interest rate of the financial asset.

Credit-impaired financial assets

At each reporting date, the Group assesses whether financial assets carried at amortised cost are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Presentation of allowance for ECL in the statement of financial position

Loss allowances for financial assets measured at amortised cost are deducted from the gross carrying amount of the assets.

For debt securities at FVOCI, the loss allowance is charged to profit or loss and is recognised in OCI.

Write-off

The gross carrying amount of a financial asset is written off when the Group has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. For customers, the Group makes an assessment with respect to the timing and amount of write-off based on whether there is a reasonable expectation of recovery. The Group expects no significant recovery from the amount written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of amounts due.

ii)	Non-derivative financial assets - Policy applicable before April 1, 2018

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

iii)	Non-financial assets

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

(l)	Revenue from contracts with customers- Policy applicable from April 1, 2018

The Group has initially applied IFRS 15 from April 1, 2018. Information about the Group’s accounting policies relating to revenue from contracts with customers is provided below. The effect of initially applying IFRS 15 is described in note 4(B).

The Group provides travel products and services to leisure and corporate travelers in India and abroad. The revenue from rendering these services is recognized in the profit or loss upon transfer of control of promised services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those services. This is generally the case: 1) on the date of departure for tours and packages, 2) date of check-in for hotel booking business, 3) on the issuance of the ticket in the case of sale of airline tickets and 4) date of journey in case of sale of bus tickets. The Group considers both the traveler and travel supplier to be its customers.

Income from the sale of airline tickets including commission earned is recognized as an agent on a net basis when the traveler books the airline ticket as the performance obligation is satisfied by the Group on issuance of an airline ticket to the traveler.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Where the Group has procured in advance coupons of airline tickets for an anticipated future demand from travelers and assumes the risk of not utilising the coupons, income from the sale of such airline tickets is accounted on gross basis as the Group controls the services before such services are transferred to the traveler.

Income from hotel reservations including commission earned is recognized on a net basis as an agent on the date of check-in as the performance obligation is satisfied by the Group on the date of check-in by the traveler.

Where the Group has pre-booked the hotel room nights for an anticipated future demand from the traveler and assumes the risk of not utilising the available hotel room nights, income from the sale of such hotel room nights is accounted on gross basis as the Group controls the services before such services are transferred to the traveler.

Income from tours and packages, including income on airline tickets sold to the travelers as a part of tours and packages is accounted on gross basis as the Group controls the services before such services are transferred to the traveler.

Income from hotels and packages also includes amounts received from hotel suppliers against online promotions of hotels brands on our website.

Income from bus ticketing, including commissions and fees earned from bus operators and convenience fees earned from the traveler is recognized on a net basis as an agent on the date of journey as the performance obligation is satisfied by the Group on the date of journey by the traveler.

Revenue relating to contracts with travel suppliers which include incentive payments are accounted for as variable consideration when the amount of revenue to be recognized can be estimated to the extent that it is probable that a significant reversal of any incremental revenue will not occur.

Income from other sources of the Group, primarily comprising advertising revenue, fees for facilitating access its internet based platforms to travel insurance companies and brand alliance fees is being recognized as the services are being performed as per the terms of the contracts with respective supplier. Payments from these parties are generally due within 60 days of invoicing.

Income from rail tickets reservation is recognized as an agent on a net commission earned basis on the date of journey as the performance obligation is satisfied by the Group on the date of journey by the traveler.

Income from sale of airline tickets, hotel reservations, bus ticketing and rail ticketing is recorded on net basis (i.e., the amount billed to a traveler less amount paid to a supplier), except for certain category of transactions as discussed above, as the supplier is primarily responsible for providing the underlying travel services and the Group does not control the service provided by the supplier to the traveler.

The Company provides loyalty programs  under which participating customers earn loyalty points on current transactions that can be redeemed for future qualifying transactions. Under its customer loyalty programs, the Group allocates a portion of the consideration received to loyalty points that are redeemable against any future purchases of the Group’s services. This allocation is based on the relative stand-alone selling prices. The amount allocated to the loyalty program is deferred, and is recognised as revenue when loyalty points are redeemed or expire.

Revenue is recognized net of cancellations, refunds, discounts, incentives and taxes. However, when the discount and other incentives offered to the traveler are higher than the income earned from the customers, the excess (i.e., the discount/incentive given to a traveler less income earned from the customers) on an individual transaction basis is classified under marketing and sales promotion expenses.

In the event of cancellation of airline tickets, revenue recognized in respect of commissions earned by the company on such tickets is reversed and is netted off from the revenue earned during the fiscal period at the time the cancellation is made by the customers. The revenue from the sale of tours and packages, hotel reservations and bus ticketing is recognized on the customer’s departure, check-in date and date of journey respectively. Cancellations, if any, do not impact revenue recognition since revenue is recognized upon the availment of services by the customer.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Significant judgements

Contracts with travel suppliers can include incentive payments which are estimated at inception and are adjusted at the end of each reporting period as additional information becomes available only to the extent that it is probable that a significant reversal of any incremental revenue will not occur. Determining the amount of such incentives from travel suppliers requires judgement.

Under its customer loyalty programs, the Group allocates a portion of the consideration received to loyalty points that are redeemable against any future purchases of the Group’s services. This allocation is based on the relative stand-alone selling prices. Judgment is required to determine the standalone selling price for each distinct performance obligation.

Recognition of revenue from travel suppliers on gross/net basis requires judgement basis the underlying travel services provided.

Revenue - Policy applicable before April 1, 2018

The Group provides travel products and services to leisure and corporate travelers in India and abroad. The revenue from rendering these services is recognized in the profit or loss at the time when significant risk and rewards are transferred to the customer. This is generally the case: 1) on the date of departure for tours and packages, 2) date of check in for hotel booking business, 3) on the issuance of the ticket in the case of sale of airline tickets and 4) date of journey in case of sale of bus tickets. The Group considers both travellers and travel suppliers to be its customers.

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

Income from tours and packages, including income on airline tickets sold to customers as a part of tours and packages is accounted on gross basis as the Group is determined to be the principal in the arrangement i.e., the risks and responsibilities are taken by the Group including the responsibility for delivery of services. Income from tours and packages also includes amounts received from hotel vendors against online promotions of hotels brands on our website.

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

Marketing and sales promotion costs comprise of internet, television, radio and print media advertisement costs as well as event driven promotion cost for Group’s products and services. These costs include advertising on websites, television, print formats, search engine marketing, and any other media cost. Additionally, the Group also incurs customer inducement/acquisition costs for acquiring customers and promoting transactions across various booking platforms such as upfront cash incentives and select loyalty programs cost, which when incurred were recorded as marketing and sales promotion costs before April 1, 2018. Post adoption of IFRS 15 from April 1, 2018, such customer inducement/acquisition costs for acquiring customers and promoting transactions across various booking platforms such as upfront cash incentives and select loyalty programs cost, when incurred are recorded as a reduction / deferral of revenue. In addition, when the discount and other incentives offered to the traveler are higher than the income earned from the customers, the excess (i.e., the discount/incentive given to a traveler less income earned from the customers) on an individual transaction basis is classified under marketing and sales promotion expenses.

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

Finance income comprises interest income on funds invested, foreign currency gains (net), change in financial liability and net gain on change in fair value of derivatives.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Finance costs comprise interest expense on borrowings, foreign currency losses (net), change in financial liability, net loss on change in fair value of derivatives, impairment losses recognized on financial assets, including trade and other receivables, cost related to public offerings and cost related to convertible notes. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Interest income and cost is recognized as it accrues in profit or loss, using the effective interest method.

The ‘effective interest rate’ is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to:

•	the gross carrying amount of the financial asset; or
•	the amortised cost of the financial liability.

Foreign currency gains and losses are reported on a net basis.

(p)	Income Taxes

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

(r)	Operating Segments

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

The Group has three reportable segments, i.e. air ticketing, hotels and packages and bus ticketing.  In addition, the Group has made relevant entity-wide disclosures (Refer to Note 7).

Segment results that are reported to the CODM include items directly attributable to a segment.

Revenue directly attributable to the segments is considered segment revenue. Income from tours and packages is measured on a gross basis and any commission earned on hotel reservations booked is being recognized on a net basis as an agent on the date of check in except where the Group has pre-booked the hotel room nights for an anticipated future demand from the travelers and assumes the risk of not utilising the available hotel room nights, income from the sale of such hotel room nights is accounted on gross basis.Segment revenue of air ticketing segment is measured on a net basis except where the Group has procured in advance coupons of airline tickets for an anticipated future demand from travelers and assumes the risk of not utilising the coupons, income from the sale of such airline tickets is accounted on gross basis. Segment revenue of bus ticketing segment is measured on a net basis as an agent on the date of journey.

Service cost includes cost of airline tickets, amounts paid to hotels and other service providers and other cost of providing services. Operating expenses other than service cost have not been allocated to the operating segments and are treated as unallocated/ common expenses. For the purposes of the CODM review, the measure of segment revenue (which includes adding back certain promotion expenses reported as a reduction of revenue) as reduced by service cost is a key operating metric, which is sufficient to assess performance and make resource allocation decisions.

Segment capital expenditure does not include cost incurred during the period to acquire property, plant and equipment, goodwill and intangible assets as they cannot be allocated to segments and is not reviewed by the CODM.

Segment assets do not include property, plant and equipment, goodwill, intangible assets, trade and other receivables, contract assets, term deposits, tax assets, corporate assets, other current assets and other non-current assets as they cannot be allocated to segments and are not reviewed by the CODM.

Segment liabilities do not include trade and other payables, contract liabilities, employee benefits, accrued expenses, deferred revenue, loans and borrowings and other liabilities as they cannot be allocated to segments and are not reviewed by the CODM.

(s)	New Accounting Standards and Interpretations Not Yet Adopted

A number of new standards are effective for annual periods beginning after January 1, 2019 and earlier application is permitted; however, the Group has not early adopted the new or amended standards in preparing these consolidated financial statements.

Of those standards that are not yet effective, IFRS 16 is expected to have a material impact on the Group’s financial statements in the period of initial application.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

IFRS 16, Leases:

The Group is required to adopt IFRS 16 Leases from April 1, 2019. The Group has assessed the estimated impact that initial application of IFRS 16 will have on its consolidated financial statements, as described below.

The actual impact of adopting the standard on April 1, 2019 may change as the new accounting policies are subject to change until the Group presents its first financial statements that include the date of initial application.

IFRS 16 introduces a single, on-balance sheet lease accounting model for lessees. A lessee recognises a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are recognition exemptions for short-term leases and leases of low-value items. Lessor accounting remains similar to the current standard – i.e. lessors continue to classify leases as finance or operating leases.

IFRS 16 replaces existing leases guidance, including IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases – Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

The Group will recognise new assets and liabilities for operating leases of its office facilities (refer note 38). The nature of expenses related to those leases will now change because the Group will recognise a depreciation charge for right-of-use assets and interest expense on lease liabilities.

Previously, the Group recognised operating lease expense on a straight-line basis over the term of the lease, and recognised assets and liabilities only to the extent that there was a timing difference between actual lease payments and the expense recognised.

Based on the information currently available, the Group estimates that it will recognise additional lease liabilities ranging from USD 22,000 to USD 27,000 as at April 1, 2019 and corresponding right to use asset ranging from USD 19,000 to USD 24,000.

The Group plans to apply IFRS 16 initially on April 1, 2019, using the modified retrospective approach. Therefore, the cumulative effect of adopting IFRS 16 will be recognised as an adjustment to the opening balance of retained earnings at April 1, 2019, with no restatement of comparative information.

The Group plans to apply the practical expedient to grandfather the definition of a lease on transition. This means that it will apply IFRS 16 to all contracts entered into before April 1, 2019 and identified as leases in accordance with IAS 17 and IFRIC 4.

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

The effective date for adoption of IFRIC 23 is annual periods beginning on or after January 1, 2019, though early adoption is permitted. The Group does not expect the adoption of IFRIC 23 to have a material impact on its consolidated results of operations, cash flows, financial position or disclosures.

Amendment to IAS 19 – plan amendment, curtailment or settlement:

In February 2018, the International Accounting Standards Board issued amendments to the guidance in IAS 19, ‘Employee Benefits’, in connection with accounting for plan amendments, curtailments and settlements.

The amendments require an entity:

•	to use updated assumptions to determine current service cost and net interest for the remainder of the period after a plan amendment, curtailment or settlement; and

•

to recognize in profit or loss as part of past service cost, or a gain or loss on settlement, any reduction in a surplus, even if that surplus was not previously recognized because of the impact of the asset ceiling.

Effective date for application of this amendment is annual period beginning on or after 1 January 2019, although early application is permitted. The Group does not expect the adoption of this amendment to have a material impact on its consolidated results of operations, cash flows, financial position or disclosures.

Amendment to IFRS 3 Business Combinations:

In October 2018, the IASB issued amendments to the definition of a business in IFRS 3 Business Combinations. The amendments clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendment also introduces an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2020, although early adoption is permitted. The Group is currently evaluating the effect of this amendment on the consolidated financial statements.

4)	CHANGE IN SIGNIFICANT ACCOUNTING POLICIES

The Group has initially adopted IFRS 9 Financial Instruments (see A) and IFRS 15 Revenue from Contracts with Customers (see B) from April 1, 2018.

(A) IFRS 9 Financial Instruments

IFRS 9 sets out requirements for recognising and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standard replaces IAS 39 Financial Instruments: Recognition and Measurement.

Additionally, the Group has adopted consequential amendments to IFRS 7 Financial Instruments: Disclosures that are applied to disclosures about the financial year 2018-19 but have not been generally applied to comparative information.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

The following table summarises the impact of transition to IFRS 9 on the opening balances of fair value reserves and accumulated deficit:

Particulars	Note	Impact of adopting IFRS 9 on opening balances
Fair value reserve
Reclassification from fair value reserve to accumulated deficit	(b)	2,090
Impact as at April 1, 2018		2,090

Accumulated deficit
Reclassification from fair value reserve to accumulated deficit	(b)	2,090
Impact as at April 1, 2018		2,090

The details of new significant accounting policies and the nature and effect of the changes to previous accounting policies are set out below.

i) Classification and measurement of financial assets and financial liabilities

IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities. However, it eliminates the previous IAS 39 categories for financial assets of held to maturity, loans and receivables and available for sale. The adoption of IFRS 9 has not had a significant effect on the Group’s accounting policies related to financial liabilities. The impact of IFRS 9 on the classification and measurement of financial assets is set out below.

Under IFRS 9, on initial recognition, a financial asset is classified as measured at: amortised cost; Fair Value through Other Comprehensive Income (FVOCI) – debt investment; FVOCI – equity investment; or Fair Value Through Profit or Loss (FVTPL). The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

For an explanation of how the Group classifies and measures financial instruments and accounts for related gains and losses under IFRS 9 (refer note 3(d)).

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

The following table and the accompanying notes below explain the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 for each class of the Group’s financial assets as at April 1, 2018.

		As per IAS 39		As per IFRS 9
Financial Assets	Note	Category	Carrying value	Category	Carrying value
Other investments- equity securities	(a)	Available for sale financial assets	6,071	FVOCI-equity instrument	6,071
Receivable from related party	(b)	Available for sale financial assets	17,100	At FVTPL	17,100
Trade and other receivables		Loans and receivables	58,315	Amortised cost	58,315
Cash and cash equivalents		Loans and receivables	187,647	Amortised cost	187,647
Term deposits		Loans and receivables	202,335	Amortised cost	202,335
Other investments- other securities		Held to maturity	99	Amortised cost	99
Total financial assets			471,567		471,567

		As per IAS 39		As per IFRS 9
Financial Liabilities		Category	Carrying value	Category	Carrying value
Secured bank loans		Other financial liabilities	652	Other financial liabilities	652
Trade and other payables		Other financial liabilities	117,826	Other financial liabilities	117,826
Employee related payables		Other financial liabilities	6,180	Other financial liabilities	6,180
Refund due to customers		Other financial liabilities	5,788	Other financial liabilities	5,788
Total financial liabilities			130,446		130,446

Notes:

(a) These equity securities represent investments that the Group intends to hold for the long term for strategic purposes. As permitted by IFRS 9, the Group has designated these investments at the date of initial application as measured at FVOCI. Unlike IAS 39, the accumulated fair value reserve related to these investments will never be reclassified to profit or loss.

(b) Receivable from related party which represents entitlement received by the Company on future proceeds from sale of stake in an Indian entity which was carried at fair value through other comprehensive income under IAS 39 is now being fair valued through profit and loss under IFRS 9.

ii) Impairment of financial assets

IFRS 9 replaces the ‘incurred loss’ model in IAS 39 with an ‘expected credit loss’ (ECL) model. The new impairment model applies to financial assets measured at amortised cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments. Under IFRS 9, credit losses are recognised earlier than under IAS 39 (refer note 3(i))

Impact of the new impairment model

For assets in the scope of the IFRS 9 impairment model, impairment losses are generally expected to increase and become more volatile. The Group has determined that the application of IFRS 9’s impairment requirements at April 1, 2018 does not have a material impact on the financial statements.

iii) Transition

Changes in accounting policies resulting from IFRS 9 have been applied retrospectively as at April 1, 2018, but with no restatement of comparative information for prior years.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

(B) IFRS 15 Revenue from Contracts with Customers

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognised. It replaced IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations.

The Group has adopted IFRS 15 using the cumulative effect method, with the effect of initially applying this standard recognized at the date of initial application (i.e. April 1, 2018). Accordingly, the information presented for the comparative years has not been restated – i.e. it is presented, as previously reported, under IAS 18 and related interpretations.

There was no material impact on the Group's consolidated results or financial position or significant accounting policies, except as identified below: - Customer inducement/acquisition costs for acquiring customers and promoting transactions across various booking platforms such as upfront cash incentives and select loyalty programs cost, which when incurred were recorded as marketing and sales promotion costs, are now being recorded as a reduction of revenue. - The Company has reclassified the advance consideration received from customers for future travel bookings from “Advance from customers" classified in “Trade and other payables” and consideration allocated to customer loyalty programs which is deferred, classified as “Deferred revenue” to “Contract liabilities”. - The Company has reclassified its right to consideration from travel suppliers in exchange for services that the Company has transferred to the traveler, when that right is conditional on the Company’s future performance from “Trade and other receivables” to “Contract assets”.

The following tables summarise the impacts of adopting IFRS 15 on the Group’s consolidated statement of financial position as at March 31, 2019 and its consolidated statement of profit or loss and other comprehensive income for the year then ended for each of the line items affected. There was no material impact on the Group’s consolidated statement of cash flows for the year ended March 31, 2019.

Impact on the consolidated statement of financial position as at March 31, 2019

Particulars	Note	As reported	Adjustments	Amounts without adoption of IFRS 15
Non-current assets		1,129,641	—	1,129,641
Contract assets	(a)	313	(313)	—
Trade and other receivables	(a)	53,195	313	53,508
Others		387,137	—	387,137
Current assets		440,645	—	440,645

Total assets		1,570,286	—	1,570,286

Total Equity		1,357,368	—	1,357,368

Contract liabilities	(b)	84	(84)	—
Deferred revenue	(b)	—	84	84
Others		8,264	—	8,264
Non-current liabilities		8,348	—	8,348

Trade and other payables	(b)	110,970	63,531	174,501
Contract liabilities	(b)	70,251	(70,251)	—
Deferred revenue	(b)	—	6,720	6,720
Others		23,349	—	23,349
Current liabilities		204,570	—	204,570

Total liabilities		212,918	—	212,918

Total equity and liabilities		1,570,286	—	1,570,286

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Impact on the consolidated statement of profit or loss and other comprehensive income (loss)

Particulars	Note	As reported	Adjustments	Amounts without adoption of IFRS 15
Revenue
Air ticketing	(c)	166,714	3,058	169,772
Hotels and packages	(c)	237,524	216,408	453,932
Bus ticketing	(c)	53,745	13,950	67,695
Other revenue	(c)	28,028	861	28,889
Total revenue		486,011	234,277	720,288
Marketing and sales promotion expenses	(c)	192,080	234,277	426,357
Others		446,871	—	446,871
Result from operating activities		(152,940)	—	(152,940)
Loss for the year		(167,883)	—	(167,883)
Total comprehensive loss for the year		(241,895)	—	(241,895)

(a) The Company has reclassified its right to consideration from travel suppliers in exchange for services that the Company has transferred to the traveler when that right is conditional on the Company’s future performance from “Trade and other receivables” amounting to USD 313 to “Contract assets” as a result of its adoption of IFRS 15.

(b) The Company has reclassified the advance consideration received from customers for future travel bookings of USD 63,531 from “Advance from customers” classified in “Trade and other payables” and consideration allocated to customer loyalty programs which is deferred, of USD 6,804 classified as “Deferred revenue” to “Contract liabilities” amounting to USD 70,335 as a result of its adoption of IFRS 15.

(c) The Company has reclassified certain customer inducement/acquisition costs for acquiring customers and promoting transactions across various booking platforms such as upfront cash incentives and select loyalty programs cost, which when incurred were recorded as marketing and sales promotion costs, and are now being recorded as a reduction of revenue as a result of its adoption of IFRS 15.

For additional information about the Group’s accounting policies relating to revenue recognition (refer note 3(l)).

5)	DETERMINATION OF FAIR VALUES

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

The fair value of restricted stock units given under MakeMyTrip 2010 Share Incentive Plan (“Share Incentive Plan”) is calculated by multiplying the number of units given with the Company’s share price on the date of grant. Service and non- market performance conditions attached to the arrangements were not taken into account in measuring fair value.

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

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. The fair value is determined for disclosure purposes only

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

h)	Financial assets classified as measured at FVTPL (March 31, 2018 and 2017: Available for Sale financial asset

The fair value of the entitlement on future proceeds from sale of stake acquired in a business combination has been determined by assigning probabilities to Binomial Lattice Model and Discounted Cash Flow method. Measurement inputs include discount rate, expected term, volatility, expected dividend yield and share price movement trend. Further, fair value of the right to receive equity stake in a travel entity acquired in a business combination has been determined based on revenue multiple for comparative companies.

i)	Investment in Associates

The fair value of Group’s shares, acquired as a result of a business combination, in an entity over which the Group has significant influence but not control is based on the enterprise value of that entity determined using the latest round of investment in that entity by market participants.

6)	FINANCIAL RISK MANAGEMENT

Overview

In the normal course of its business, the Group is exposed to liquidity, credit and market risk (interest rate and foreign currency risk), arising from financial instruments

Liquidity Risk

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

Credit Risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligation. The Group’s exposure to credit risk is limited, as its customer base consists of a large number of customers and the majority of its collections from customers are made on an upfront basis at the time of consummation of the transaction. There is limited credit risk on sales made to corporate customers, incentives due from the airlines and its Global Distribution System (GDS) providers. The Group has not experienced any significant default in recovery from such customers.

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Foreign Currency Risk

The Group is exposed to currency risk to the extent that there is a mismatch between the currencies in which sales and purchase of services and borrowings are denominated and the respective functional currencies of Group companies. The functional currencies of Group companies are primarily Indian Rupees (INR) and USD.  The currencies in which these transactions are primarily denominated are INR and USD.

The Group currently does not have hedging or similar arrangements with any counter-party to cover its foreign currency exposure fluctuations in foreign exchange rates.

Interest Rate Risk

A majority of the financing of the Group has come from a mix of ordinary or convertible and redeemable preference shares with nominal dividends, proceeds from public offerings, proceeds from the issuance of convertible notes and overdraft facility with banks. The interest rates on the overdraft facility availed by the subsidiaries of the parent company are marginally higher than the interest rates on term deposits with the banks. Further, the interest rate on convertible notes was fixed. Accordingly, there is limited interest rate risk. The Group’s investments in majority of term deposits with banks are for short duration, and therefore do not expose the group to significant interest rate risk.

7)	OPERATING SEGMENTS

The Group has three reportable segments, as described below, which are the Group’s Lines of Business (LoBs). The LoBs offer different products and services, and are managed separately because the nature of products and services, and methods used to distribute the services are different. For each of these LoBs, the Group’s leadership team comprising of Group Chief Executive Officer, Chief Executive Officer- India, Group Chief Financial Officer, Chief Operating Officer, Group Chief Marketing Officer and Group Chief Technology Officer along with business leaders from different LoBs, review internal management reports. Accordingly, the Leadership team is construed to be the Chief Operating Decision Maker (CODM). LoBs assets, liabilities and expenses (other than service cost) are reviewed on an entity-wide basis by the CODM, and hence are not allocated to these LoBs. Segment revenue from each LoB is reported and reviewed by the CODM on a monthly basis..

The following summary describes the operations in each of the Group’s reportable segments:

1. Air ticketing: Primarily through internet based platforms, provides the facility to book domestic and international air tickets.

2. Hotels and packages: Through internet based platforms, call-centers and branch offices, provides holiday packages and hotel reservations. For internal reporting purposes, the revenue related to airline tickets issued as a component of Company developed tours and packages has been assigned to the hotels and packages segment and is recorded on a gross basis.

3. Bus ticketing: Primarily through internet based platforms, provides the facility to book domestic and international bus tickets.

Other operations of the Group primarily include income from facilitating access to its internet based platforms to travel insurance companies and other agents, advertisement income from hosting advertisements on its internet websites, fees for technical services from vendors, brand alliance fees, income from sale of rail tickets, and car bookings. These aforesaid operations do not meet any of the quantitative thresholds to be a reportable segment for any of the periods presented in these consolidated financial statements.

The Group has initially applied IFRS 15 at April 1, 2018. Under the transition methods chosen, comparative information has not been restated.

Until March 31, 2018, for internal reporting purposes, bus ticketing segment was included under “All other segments”.  Effective April 1, 2018, the Company has changed the composition of its operating segments which has resulted in bus ticketing segment now being reported as one of the reportable segments. Following this change in the composition of its reportable segments, the Company has restated the corresponding items of segment information for earlier periods.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Information about reportable segments:

	For the year ended March 31
	Reportable segments
	Air ticketing			Hotels and packages			Bus ticketing			Total reportable segments			All other segments*			Total
Particulars	2017	2018	2019	2017	2018	2019	2017	2018	2019	2017	2018	2019	2017	2018	2019	2017	2018	2019
Segment revenue	118,514	202,064	235,346	314,254	483,031	512,439	5,615	50,932	67,695	438,383	736,027	815,480	9,233	16,970	28,889	447,616	752,997	844,369
Total segment revenue	118,514	202,064	235,346	314,254	483,031	512,439	5,615	50,932	67,695	438,383	736,027	815,480	9,233	16,970	28,889	447,616	752,997	844,369
Service cost	—	—	1,193	173,919	169,347	160,824	—	6,530	8,870	173,919	175,877	170,887	—	—	58	173,919	175,877	170,945
Segment Revenue less Service Cost	118,514	202,064	234,153	140,335	313,684	351,615	5,615	44,402	58,825	264,464	560,150	644,593	9,233	16,970	28,831	273,697	577,120	673,424
Other income																363	435	220
Personnel expenses																(73,736)	(114,157)	(113,567)
Marketing and sales promotion expenses*																(224,424)	(529,559)	(552,905)
Other operating expenses																(81,585)	(120,566)	(133,295)
Depreciation, amortization and impairment																(29,702)	(32,712)	(26,817)
Finance income																45,268	5,189	6,459
Finance costs																(18,289)	(3,901)	(11,329)
Impairment in respect of an equity accounted investee																—	—	(9,926)
Share of loss of equity-accounted investees																(1,702)	(1,998)	(887)
Loss before tax																(110,110)	(220,149)	(168,623)

*

Certain loyalty program costs excluded from service cost amounting to USD 2,467 (March 31, 2018: Nil and March 31, 2017: Nil) for “All other segments” and included in marketing and sales promotion expenses.

Assets and liabilities are used interchangeably between segments and these have not been allocated to the reportable segments.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Reconciliation of information on Reportable Segments to IFRS measures:

	For the year ended March 31
	Reportable segments
	Air ticketing			Hotels and packages			Bus ticketing			Total reportable segments			All other segments			Total
Particulars	2017	2018	2019	2017	2018	2019	2017	2018	2019	2017	2018	2019	2017	2018	2019	2017	2018	2019
Segment revenue	118,514	202,064	235,346	314,254	483,031	512,439	5,615	50,932	67,695	438,383	736,027	815,480	9,233	16,970	28,889	447,616	752,997	844,369
Less: Promotion expenses recorded as a reduction of revenue**	—	(34,673)	(68,632)	—	(43,068)	(274,915)	—	—	(13,950)	—	(77,741)	(357,497)	—	—	(861)	—	(77,741)	(358,358)
Consolidated Revenue	118,514	167,391	166,714	314,254	439,963	237,524	5,615	50,932	53,745	438,383	658,286	457,983	9,233	16,970	28,028	447,616	675,256	486,011
Marketing and sales promotion expenses																(224,424)	(529,559)	(552,905)
Less: Promotion expenses recorded as a reduction of revenue**																—	77,741	358,358
Less: Certain loyalty program costs related to "All other segments"																—	—	2,467
Consolidated marketing and sales promotion expenses																(224,424)	(451,818)	(192,080)

Notes: **For purposes of reporting to the CODM, certain promotion expenses including customers discounts, customer inducement and acquisition cost and loyalty programs costs, which are reported as a reduction of revenue, are added back to the respective segment revenue lines and marketing and sales promotion expenses. For reporting in accordance with IFRS, such expenses are recorded as a reduction from the respective revenue lines. Therefore, the reclassification excludes these expenses from the respective segment revenue lines and adds them to the marketing and sales promotion expenses.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Geographical Information:

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

	Revenue			Non-Current Assets*
	For the Year Ended March 31			As at March 31
Particulars	2017	2018	2019	2018	2019
India	415,555	647,077	453,912	1,195,212	1,110,600
United States	2,382	113	647	14	7
South East Asia	11,115	10,888	20,145	4,838	5,504
Europe	9,184	6,972	4,811	—	—
Others	9,380	10,206	6,496	226	218
Total	447,616	675,256	486,011	1,200,290	1,116,329

*	Non-current assets presented above represent property, plant and equipment, intangible assets and goodwill, non-current tax assets, and other non-current assets (excluding financial assets).

Major Customers:

Considering the nature of business, customers normally include individuals. Further, none of the corporate and other customers account for more than 10% or more of the Group’s revenues.

8)	BUSINESS COMBINATIONS
a)	Acquisition of ibibo Group

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

b) Acquisition of Bitla Software Private Limited

On July 25, 2018, the Group through one of its Indian subsidiaries, acquired 100% of the outstanding shares and voting interest of Bitla Software Private Limited (‘Bitla’), a travel technology provider company in India.

Through this acquisition, the Group aims at providing an extensive offering of technology products and solutions for the bus and hotel suppliers ecosystem and to accelerate growth in all of its travel segments and further strengthen the Group's strong market position.

The operations of Bitla have been consolidated in the financial statements of the Group from July 25, 2018. In the year ended March 31, 2019, Bitla contributed revenue of USD 4,208 and loss of USD 1,953 to the Group’s result.

If the acquisition had occurred on April 1, 2018, management estimates that consolidated revenue would have been USD 487,512 and consolidated loss for the year ended March 31, 2019 would have been USD 169,508. In determining these amounts, management has assumed that the fair value adjustments that arose on the date of acquisition would have been the same if the acquisition had occurred on April 1, 2018.

Consideration transferred

The purchase consideration comprised of the following :

Cash consideration	11,942
Total consideration transferred	11,942

Further, an additional payment may be required that can be forfeited due to termination of employment of the promoter and certain employees. This potential additional liability, which is linked to the service period, will be recorded as compensation cost under IAS 19 for future services till July 2020 and does not form part of consideration for acquiring the shares. The Company has recorded compensation cost of USD 1,844 associated with this liability during the year ended March 31, 2019.

Acquisition-related costs

The Group incurred acquisition related costs of USD 46 relating to external legal fees and due diligence cost. These amounts are included in other operating expenses in the consolidated statement of profit or loss and other comprehensive income (loss) for the year ended March 31, 2019.

Identifiable assets acquired and liabilities assumed

The acquisition was accounted for under the acquisition method of accounting in accordance with IFRS 3 "Business Combinations". The assets and liabilities of Bitla were recorded at their fair value at the date of acquisition. The Company has completed its evaluation of certain assets and liabilities including certain tax matters during the year ended March 31, 2019, as new information was obtained about facts and circumstances that existed as of the acquisition date, resulting in an adjustment of USD 261 to goodwill and of USD 223 to other non- current assets and of USD 38 to current assets and liabilities from tax related adjustments.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

The purchase price has been allocated based on management’s estimates and an independent appraisal of fair values as follows:

Property, plant and equipment	49
Intangible assets	6,066
Other non-current assets	22
Current assets and liabilities, net (including cash and cash equivalents of USD 691)	464
Employee benefits	(57)
Deferred tax liabilities	(1,317)
Right to receive equity stake in a travel entity	411
Total identifiable net assets acquired	5,638
Goodwill	6,304
Total purchase price	11,942

The fair value of the current assets acquired includes trade receivables with a fair value of USD 645.

The goodwill was attributable mainly to the skills and technical talent of Bitla’s work force. Goodwill recognized is not expected to be deductible for income tax purposes.

9)	INVESTMENT IN EQUITY-ACCOUNTED INVESTEES

The Group has interests in a number of individually immaterial associates. The following table analyses, in aggregate the carrying amount of interests and share of loss in these associates.

	As at March 31
Particulars	2018	2019
Carrying amount of interests in associates	16,316	5,244

	For the year ended March 31
Particulars	2017	2018	2019
Company's share of loss in associates	(1,702)	(1,998)	(887)

a) HolidayIQ Pte. Ltd. (HolidayIQ)

In July 2015, the Company acquired approximately 30% stake in HolidayIQ which owns and operates holiday information portal www.HolidayIQ.com, a popular Indian travel community and holidays-planning recommendation engine for cash consideration of USD 15,200. Due to continuing losses being incurred in the operations of HolidayIQ along with absence of liquidity to support future operations, during the year ended March 31, 2019, the Company recognised an impairment loss of USD 9,926, representing the carrying amount of its investment as at March 31, 2019 in HolidayIQ.

b) Simplotel Technologies Private Limited (Simplotel)

In September 2018, 1,181 preference shares held in Simplotel were converted into 2,105 equity shares.

10)	OTHER INVESTMENTS

	As at March 31
Particulars	2018	2019
Investment in equity and other securities	6,170	5,662
Total	6,170	5,662

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

These investments have been classified as “Available-for-sale Financial Assets” and “Held to Maturity” as per IAS 39 “Financial Instruments: Recognition and Measurement”.

Pursuant to adoption of IFRS 9 "Financial Instruments", these investments have been classified at Fair Value through Other Comprehensive Income (FVOCI) and amortised cost.

The Group’s exposure to risks and fair value measurement is disclosed in note 6 and 37.

11)	REVENUE

The Group’s operations and main revenue streams are described in the last and these annual financial statements. The nature and effects of initially applying IFRS 15 on the Group’s consolidated financial statements are disclosed in Note 3.

A. Disaggregation of revenue

The Group has three reportable segments, air ticketing, hotels and packages, and bus ticketing. The Group believes that the disaggregation based on the reportable segments best depicts how the nature, amount, timing and uncertainty of our revenues and cash flows are affected by industry, market and other factors. (refer note 7)

B. Contract balances

The following table provides information about receivables, contract assets and contract liabilities from contracts with customers.

	As at April 1, 2018	As at March 31, 2019
Receivables, which are included in ‘Trade and other receivables’	48,983	46,818
Contract assets	221	313
Contract liabilities	59,169	70,335

Non-current	91	84
Current	59,078	70,251
Total contract liabilities	59,169	70,335

Contract assets primarily relate to the Group’s rights to consideration from travel suppliers in exchange for services that the Company has transferred to the traveler when that right is conditional on the Company’s future performance. The contract assets are transferred to receivables when the rights to consideration become unconditional. This usually occurs when the Group issues an invoice to the travel suppliers.

Changes in contract assets are as follows:

As at March 31, 2019
Balance at the beginning of the year	221
Revenue recognised during the year	313
Invoices raised during the year	(206)
Translation exchange difference	(15)
Balance at the end of the year	313

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Contract liabilities primarily relate to the consideration received from customers for travel bookings in advance of the Group's performance obligations which was earlier classified as "advance from customers", and consideration allocated to customer loyalty programs and advance received from Global Distribution System ("GDS") provider for bookings of airline tickets in future which is deferred, and which was earlier classified as deferred revenue.

As at April 1, 2018, USD 57,816 of advance consideration received from customers for travel bookings was reported within contract liabilities, USD 53,972 of which was applied to revenue and USD 3,844 was refunded to customers during the year ended March 31, 2019. As at March 31, 2019, the related balance was USD 63,531.

As at April 1, 2018, USD 1,353 of consideration allocated to customer loyalty programs and advance received from GDS provider for booking of airline tickets in future which is deferred was reported within contract liabilities, USD 1,226 of which was applied to revenue during the year ended March 31, 2019. As at March 31, 2019, the related balance was USD 6,804.

No information is provided about remaining performance obligations at March 31, 2019 that have an original expected duration of one year or less, as allowed by IFRS 15.

12)	OTHER REVENUE

	For the year ended March 31
Particulars	2017	2018	2019
Facilitation fee	6,956	14,588	20,410
Brand alliance fees	—	—	2,641
Advertising revenue	1,326	981	781
Commission on rail reservation	208	503	700
Miscellaneous	743	898	3,496
Total	9,233	16,970	28,028

13)	OTHER INCOME

	For the year ended March 31
Particulars	2017	2018	2019
Excess provision written back	93	96	167
Net gain on disposal of property, plant and equipment	—	—	53
Others	270	339	—
Total	363	435	220

14)	PERSONNEL EXPENSES

	For the year ended March 31
Particulars	2017	2018	2019
Wages, salaries and other employees benefits	42,073	62,303	66,358
Contributions to defined contribution plans	2,204	3,055	3,068
Expenses related to defined benefit plans	363	868	1,122
Equity-settled share based payment	26,795	44,716	39,745
Employee welfare expenses	2,301	3,215	3,274
Total	73,736	114,157	113,567

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

15)	OTHER OPERATING EXPENSES

	For the year ended March 31
Particulars	2017	2018	2019
Payment gateway and other charges	27,269	50,597	56,589
Outsourcing expenses	16,920	26,158	24,335
Travelling and conveyance	3,537	3,105	3,586
Communication	4,385	5,288	5,339
Repairs and maintenance	4,322	5,300	5,303
Rent	3,831	7,701	6,581
Legal and professional*	11,395	7,894	7,975
Website hosting charges	2,428	6,771	11,228
Net loss on disposal of property, plant and equipment	46	70	—
Intangible assets written off	—	356	—
Miscellaneous expenses	7,452	7,326	12,359
Total	81,585	120,566	133,295

Notes: *	Includes USD 288 towards cost related to share based payment for the year ended March 31, 2019 (March 31, 2018: USD 144, March 31, 2017: Nil).

16)	DEPRECIATION, AMORTIZATION AND IMPAIRMENT

	For the year ended March 31
Particulars	2017	2018	2019
Depreciation	5,149	4,357	3,895
Amortization	9,386	25,481	22,922
Impairment	15,167	2,874	—
Total	29,702	32,712	26,817

17)	FINANCE INCOME AND COSTS

	For the year ended March 31
Particulars	2017	2018	2019
Recognized in profit or loss
Interest income on term deposits	2,208	4,503	4,876
Other interest income	633	686	1,583
Net gain on change in fair value of derivative financial instrument	42,427	—	—
Finance income	45,268	5,189	6,459
Interest expense on financial liabilities measured at amortised cost	8,574	422	299
Change in financial liability	2	—	—
Net foreign exchange loss	1,669	2,386	9,783
Impairment loss on trade and other receivables	1,771	604	816
Finance and other charges	6,273	489	431
Finance costs	18,289	3,901	11,329
Net finance income (costs) recognized in profit or loss	26,979	1,288	(4,870)

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

18)	INCOME TAX BENEFIT (EXPENSE)

Income tax recognised in profit or loss

	For the year ended March 31
Particulars	2017	2018	2019
Current tax expense
Current period	(237)	(135)	(60)
Current tax expense	(237)	(135)	(60)
Deferred tax benefit (expense)
Origination and reversal of temporary differences	1,928	(1,231)	7,156
Change in unrecognized deductible temporary differences	(1,908)	620	(6,385)
Utilization of previously unrecognised tax losses	24	655	29
Deferred tax benefit (expense)	44	44	800
Total	(193)	(91)	740

Income Tax Recognized in Other Comprehensive Income (loss)

	For the year ended March 31
	2017			2018			2019
Particulars	Before tax	Tax (expense) benefit	Net of tax	Before tax	Tax (expense) benefit	Net of tax	Before tax	Tax (expense) benefit	Net of tax
Foreign currency translation differences on foreign operations	48,618	—	48,618	(1,915)	—	(1,915)	(72,919)	—	(72,919)
Net change in fair value of available-for-sale financial assets	(809)	—	(809)	2,280	—	2,280	—	—	—
Equity instruments at FVOCI - net change in fair value	—	—	—	—	—	—	(508)	—	(508)
Remeasurement of defined benefit (asset) liability	(266)	—	(266)	(422)	—	(422)	(585)	—	(585)
Total	47,543	—	47,543	(57)	—	(57)	(74,012)	—	(74,012)

Reconciliation of Effective Tax Rate

	For the Year Ended March 31
Particulars	2017		2018		2019
Loss for the year		(110,303)		(220,240)		(167,883)
Income tax benefit (expense)		(193)		(91)		740
Loss before tax		(110,110)		(220,149)		(168,623)
Income tax benefit using the Company's domestic tax rate	15.00%	16,517	15.00%	33,020	14.99%	25,285
Effect of tax rates in foreign jurisdictions	13.60%	14,978	13.90%	30,611	13.19%	22,238
Non deductible expenses	3.64%	(4,005)	0.81%	(1,781)	1.39%	(2,338)
Tax exempt income	5.99%	6,593	0.28%	622	0.42%	709
Utilization of previously unrecognised tax losses	0.02%	24	0.30%	655	0.02%	29
Current year losses for which no deferred tax asset was recognized	29.37%	(32,340)	29.00%	(63,833)	23.03%	(38,830)
Change in unrecognised temporary differences	1.73%	(1,908)	0.28%	620	3.79%	(6,385)
Others	0.05%	(52)	0.00%	(5)	0.02%	32
		(193)		(91)		740

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

19)	PROPERTY, PLANT AND EQUIPMENT

Particulars	Land	Building	Computers	Furniture and Fixtures	Office Equipment	Motor Vehicles	Leasehold Improvements	Diesel Generator Sets	Capital Work- in-Progress	Total
Cost
Balance as at April 1, 2017	812	489	13,539	580	1,810	1,489	2,962	9	2,789	24,479
Additions	—	—	2,198	412	456	344	3,540	—	(2,753)	4,197
Disposals*	(845)	(509)	(341)	(123)	(367)	(441)	(113)	—	—	(2,739)
Effect of movements in foreign exchange rates	33	20	42	2	27	9	(17)	—	14	130
Balance as at March 31, 2018	—	—	15,438	871	1,926	1,401	6,372	9	50	26,067
Balance as at April 1, 2018	—	—	15,438	871	1,926	1,401	6,372	9	50	26,067
Acquisitions through business combination	—	—	32	6	10	1	—	—	—	49
Reclassification from assets held for sale (refer note 26)	845	509	—	—	—	—	—	—	—	1,354
Additions	—	—	2,036	110	149	335	782	—	41	3,453
Disposals	—	—	(644)	(18)	(29)	(155)	(169)	—	—	(1,015)
Effect of movements in foreign exchange rates	34	20	(948)	(52)	(112)	(85)	(402)	(1)	(2)	(1,548)
Balance as at March 31, 2019	879	529	15,914	917	1,944	1,497	6,583	8	89	28,360
Accumulated depreciation and impairment loss
Balance as at April 1, 2017	—	186	6,551	130	901	674	697	6	—	9,145
Depreciation for the year	—	10	2,773	184	361	302	727	—	—	4,357
Disposals*	—	(203)	(252)	(35)	(330)	(241)	(106)	—	—	(1,167)
Effect of movements in foreign exchange rates	—	7	54	(22)	(9)	6	6	—	—	42
Balance as at March 31, 2018	—	—	9,126	257	923	741	1,324	6	—	12,377
Balance as at April 1, 2018	—	—	9,126	257	923	741	1,324	6	—	12,377
Reclassification from assets held for sale (refer note 26)	—	203	—	—	—	—	—	—	—	203
Depreciation for the year	—	223	2,243	153	387	248	640	1	—	3,895
Disposals	—	—	(591)	(7)	(24)	(130)	(154)	—	—	(906)
Effect of movements in foreign exchange rates	—	13	(539)	(13)	(50)	(44)	(75)	—	—	(708)
Balance as at March 31, 2019	—	439	10,239	390	1,236	815	1,735	7	—	14,861
Carrying amounts
As at April 1, 2017	812	303	6,988	450	909	815	2,265	3	2,789	15,334
As at March 31, 2018	—	—	6,312	614	1,003	660	5,048	3	50	13,690
As at April 1, 2018	—	—	6,312	614	1,003	660	5,048	3	50	13,690
As at March 31, 2019	879	90	5,675	527	708	682	4,848	1	89	13,499

*	includes assets reclassified to assets held for sale with cost of USD 1,354 and accumulated depreciation of USD 203.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

20)	INTANGIBLE ASSETS AND GOODWILL

Particulars	Goodwill	Customer Relationship	Non- Compete	Brand / Trade Mark	Technology Related Development Cost	Software	Favourable Lease Contract Term	Capital Work- in-Progress	Total
Cost
Balance as at April 1, 2017	1,006,435	3,629	460	151,369	43,771	7,001	260	4,192	1,217,117
Additions/Adjustment*	—	—	—	—	8,028	318	—	(542)	7,804
Disposals	—	—	—	—	(392)	(237)	(260)	—	(889)
Effect of movements in foreign exchange rates	(2,081)	3	10	(302)	(163)	10	—	(3)	(2,526)
Balance as at March 31, 2018	1,004,354	3,632	470	151,067	51,244	7,092	—	3,647	1,221,506
Balance as at April 1, 2018	1,004,354	3,632	470	151,067	51,244	7,092	—	3,647	1,221,506
Acquisitions through business combination	6,304	3,073	189	706	2,098	—	—	—	12,370
Additions/Adjustment*	—	—	—	—	5,565	141	—	559	6,265
Effect of movements in foreign exchange rates	(64,335)	(188)	(7)	(9,100)	(2,789)	(435)	—	(189)	(77,043)
Balance as at March 31, 2019	946,323	6,517	652	142,673	56,118	6,798	—	4,017	1,163,098
Accumulated amortization and impairment loss
As at April 1, 2017	9,625	780	443	12,743	15,881	4,813	6	2,099	46,390
Amortization for the year	—	493	10	14,216	9,764	973	25	—	25,481
Impairment for the year**	—	—	—	—	2,373	—	—	501	2,874
Disposals	—	—	—	—	(358)	(160)	(31)	—	(549)
Effect of movements in foreign exchange rates	—	4	10	(102)	(169)	17	—	33	(207)
Balance as at March 31, 2018	9,625	1,277	463	26,857	27,491	5,643	—	2,633	73,989
Balance as at April 1, 2018	9,625	1,277	463	26,857	27,491	5,643	—	2,633	73,989
Amortization for the year	—	876	21	13,221	8,174	630	—	—	22,922
Effect of movements in foreign exchange rates	—	(18)	(5)	(983)	(1,213)	(342)	—	(128)	(2,689)
Balance as at March 31, 2019	9,625	2,135	479	39,095	34,452	5,931	—	2,505	94,222
Carrying amounts
As at April 1, 2017	996,810	2,849	17	138,626	27,890	2,188	254	2,093	1,170,727
As at March 31, 2018	994,729	2,355	7	124,210	23,753	1,449	—	1,014	1,147,517
As at April 1, 2018	994,729	2,355	7	124,210	23,753	1,449	—	1,014	1,147,517
As at March 31, 2019	936,698	4,382	173	103,578	21,666	867	—	1,512	1,068,876

*

Represents addition of USD 6,052 (March 31, 2018: USD 7,506)  to capital work-in-progress, adjusted for amounts capitalized out of capital-work-in progress amounting to USD 5,493 (March 31, 2018: USD 8,028)

**

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Impairment testing for CGUs containing goodwill

For the purpose of impairment testing, goodwill is allocated to a CGU representing the lowest level within the Group at which goodwill is monitored for internal management purposes, and which is not higher than the Group’s operating segment. Goodwill has been allocated as follows:

	As at March 31
Particulars	2018	2019
ibibo Group - Go ibibo	836,559	782,375
ibibo Group - redBus	154,390	144,390
Bitla	—	6,233
Luxury Tours & Travel Pte Ltd	2,475	2,395
ITC Group	1,305	1,305
Total	994,729	936,698

The recoverable amount of the CGU was based on its value in use and was determined by discounting the future cash flows to be generated from the continuing use of the CGU. These calculations use cash flow projections over a period of five to six years, based on next year financial budgets approved by management, with extrapolation for the remaining period, and an average of the range of assumptions as mentioned below. The key assumptions used for the calculations are as follows:

As at March 31
Particulars	2018	2019
Discount rate (pre-tax)	19 - 24%	18 - 24.3%
Discount rate (post-tax)	15 - 20%	15 - 20%
Terminal value growth rate	3.5 - 4%	3.5 - 5%
EBITDA margin (5-6 years)	(14.7) - 42.5%	(5.6) - 43.0%

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of a comparable market participant, which is adjusted for specific risks. These estimates are likely to differ from future actual results of operations and cash flows.

The cash flow projections included specific estimates for five to six years and a terminal growth rate thereafter. The terminal growth rate and EBITDA margins were determined based on management's estimate consistent with the assumptions that a market participant would make.

Based on the above, no impairment was identified as of March 31, 2019 and March 31, 2018 as the recoverable value of the CGUs exceeded the carrying value. With regard to the assessment of value-in use for Luxury Tours Travels Pte Ltd, ITC group and Bitla, no reasonably possible change in any of the above key assumptions would cause the carrying amount of these units to exceed their recoverable amount. For ibibo Group - Go ibibo, the recoverable amount exceeds the carrying amount by approximately 7.8% as of March 31, 2019 (March 31, 2018: 14.4%). An increase of 1.02% (March 31, 2018: 1.72%) in pre-tax discount rate and a decrease of EBITDA as a percentage of revenue by 2.74% (March 31, 2018: 3.16%) shall equate the recoverable amount with the carrying amount of the ibibo Group - Go ibibo. For ibibo Group - redBus, the recoverable amount exceeds the carrying amount by approximately 18.0% as of March 31, 2019 (March 31, 2018: 14.3%). An increase of 2.22% (March 31, 2018: 1.57%) in pre-tax discount rate and a decrease of EBITDA as a percentage of revenue by 2.15% (March 31, 2018: 2.12%) shall equate the recoverable amount with the carrying amount of the ibibo Group – redBus.

.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

21)	TAX ASSETS AND LIABILITIES

Unrecognized Deferred Tax Assets

Deferred tax assets have not been recognized in respect of the following items:

	As at March 31
Particulars	2018	2019
Deductible temporary differences	27,816	34,703
Minimum alternate tax	744	644
Tax loss carry forwards	180,175	196,731
Total	208,735	232,078

During the year ended March 31, 2017, 2018 and 2019, the Company did not recognize deferred tax assets on tax losses, unabsorbed depreciation and other temporary differences because a trend of future profitability is not yet clearly discernible. Further, deferred tax assets have been recognised only to the extent of deferred tax liabilities. The above tax losses excluding unabsorbed depreciation in the Indian subsidiaries expire at various dates ranging from 2022 to 2035 except for the tax losses in the Singapore entity amounting to USD 796, which can be carried forward for an indefinite period. Unabsorbed depreciation of USD 32,657 in the Indian subsidiaries can be carried forward for an indefinite period.

Recognized Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities are attributable to the following:

	As at March 31
	Assets		Liabilities		Net
Particulars	2018	2019	2018	2019	2018	2019
Property, plant and equipment	—	—	(390)	—	(390)	—
Intangible assets	—	—	(33,675)	(30,002)	(33,675)	(30,002)
Share based payments	—	115	—	—	—	115
Tax loss carry forwards	33,950	29,286	—	—	33,950	29,286
Deferred tax assets/(liabilities) before set off	33,950	29,401	(34,065)	(30,002)	(115)	(601)
Set off	(33,950)	(29,401)	33,950	29,401	—	—
Net deferred tax assets/(liabilities)	—	—	(115)	(601)	(115)	(601)

Movement in deferred tax assets/(liabilities) during the year

Particulars	Balance as at April 1, 2017	Recognised in profit or loss	Recognised in other comprehensive income	Effects of movement in foreign exchange rates	Balance as at March 31, 2018	Acquired in business combination	Recognised in profit or loss	Recognised in other comprehensive income	Effects of movement in foreign exchange rates	Balance as at March 31, 2019
Property, plant and equipment	(75)	(317)	—	2	(390)	—	362	—	28	—
Intangible assets	(37,674)	3,945	—	54	(33,675)	(1,688)	3,147	—	2,214	(30,002)
Share based payments	—	—	—	—	—	—	115	—	—	115
Tax loss carry forwards	37,590	(3,584)	—	(56)	33,950	371	(2,824)	—	(2,211)	29,286
Total	(159)	44	—	—	(115)	(1,317)	800	—	31	(601)

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

22)	TRADE AND OTHER RECEIVABLES

	As at March 31
Particulars	2018	2019
Trade and other receivables, net	49,204	46,819
Due from employees	108	326
Security deposits, net	6,704	6,550
Interest accrued on term deposits	2,299	1,767
Total	58,315	55,462
Non-current	1,929	2,267
Current	56,386	53,195
Total	58,315	55,462

The trade receivables primarily consist of airline, corporate and retail customers.

Security deposits include amounts paid in advance to suppliers of hotel and other services in order to guarantee the provision of those services.

The management does not consider there to be significant concentration of credit risk relating to trade and other receivables.

The Group’s exposure to credit and currency risks and impairment losses related to trade and other receivables is disclosed in note 6 and 37. Trade and other receivables from related parties are disclosed in note 40.

23)	CASH AND CASH EQUIVALENTS

	As at March 31
Particulars	2018	2019
Cash in hand	128	93
Funds in transit	33,123	45,108
Bank balances	74,239	132,789
Term deposits	80,157	—
Total	187,647	177,990

Funds in transit represents the amount collected from customers through credit cards /net banking which is outstanding as at the year end and credited to Group’s bank accounts subsequent to the year end. Funds in transit from related parties are disclosed in note 40.

The Group’s exposure to interest rate risk and a sensitivity analysis for financial assets and financial liabilities is disclosed in note 6 and 37.

24)	TERM DEPOSITS

	As at March 31
Particulars	2018	2019
Term deposits	202,335	134,133
Total	202,335	134,133
Non-current	165	139
Current	202,170	133,994
Total	202,335	134,133

As of March 31, 2019, term deposits with banks include USD 90 (March 31, 2018: USD 90) against which mainly letters of credit have been issued to various airlines.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

As of March 31, 2019, term deposits include USD 1,687 (March 31, 2018: USD 1,710) pledged with banks against bank guarantees, bank overdraft facility and other facilities.

25)	OTHER CURRENT ASSETS

	As at March 31
Particulars	2018	2019
Advance to suppliers	70,196	67,268
Prepaid expenses	4,578	4,207
Prepaid lease rentals	313	306
Receivable from related party	17,100	—
Other assets*	355	1,351
Total	92,542	73,132

In connection with acquisition of the ibibo Group in fiscal year 2017, the Company received an entitlement to future proceeds from the sale of stake in an Indian entity engaged in the B2B online travel industry, from MIH Internet (subsidiary of Naspers Limited) which had been classified as receivable from related party. This entitlement had been classified as Fair value through Profit or Loss (FVTPL) under IFRS 9. In September 2018, the Company realised USD 17,101 against this entitlement. The Group's exposure to risks and fair value measurement is disclosed in note 6 and 37.

* As at March 31, 2019, includes USD 411 towards right to receive equity stake in a travel entity acquired in business combination (refer note 8)

26)	ASSETS HELD FOR SALE

Assets classified as held for sale includes:

	As at March 31
Particulars	2018	2019
Property, plant and equipment	1,220	—
Total	1,220	—

In February 2017, the management of the Company had decided to curtail its operations in Hotel Travel Group (HT group), and consequently in July 2017, Land and Building relating to HT group were classified under assets held for sale as the Company intended to sell these assets in its present condition and search for an active buyer was initiated.

The fair value of these assets was categorized under Level 3 of the fair value hierarchy which was determined based on the consideration agreed with the buyer or independent valuation report obtained by the Company.

During the year ended March 31, 2019, the criteria for held for sale is no longer met, consequently the Company has reclassified the assets held for sale to property, plant and equipment.

27)	OTHER NON-CURRENT ASSETS

	As at March 31
Particulars	2018	2019
Prepaid lease rentals	2,336	2,006
Indirect tax paid	11,385	—
Prepaid expenses	886	267
Total	14,607	2,273

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Indirect tax paid represents service tax paid under protest. In the year ended March 31, 2016, investigation was initiated by Directorate General of Central Excise Intelligence (DGCEI) for certain service tax matters in India. On September 1, 2016, the Delhi High Court ordered for refund of the entire amount deposited under protest within 4 weeks from the date of the order. However, DGCEI had filed an appeal against the order of the Delhi High Court before the Supreme Court of India with an application to stay the grant of refund. The Supreme Court upheld the order passed by the Delhi High Court in the month of February 2019 and consequently the DGCEI has refunded the aforementioned amount to the Company.

28)	CAPITAL AND RESERVES
A.	Share Capital and Share Premium

	Ordinary Shares*			Class B Shares*
Particulars	Number	Share capital	Share premium	Number	Share capital	Share premium
Balance as at April 1, 2017	52,706,194	27	428,600	38,971,539	19	1,178,773
Shares issued during the year on exercise of share based awards	1,137,232	1	27,462	—	—	—
Issue of ordinary shares in placement offer, net of issuance costs	5,500,000	3	195,514	3,666,667	2	130,342
Balance as at March 31, 2018	59,343,426	31	651,576	42,638,206	21	1,309,115
Balance as at April 1, 2018	59,343,426	31	651,576	42,638,206	21	1,309,115
Shares issued during the year on exercise of share based awards	960,418	—	16,627	—	—	—
Balance as at March 31, 2019	60,303,844	31	668,203	42,638,206	21	1,309,115

*	Par value of USD 0.0005 per share

In May 2017, the Company completed a private placement offering of 5,500,000 of its ordinary shares to various investors (including 916,666 of its ordinary shares to an existing shareholder) at a price of USD 36 per share and 3,666,667 Class B shares to an existing shareholder at a price of USD 36 per share. The offering resulted in gross proceeds of USD 330,000 and net proceeds of USD 325,861 to the Company. The Company incurred expenses of USD 4,139 for the issuance of the shares.

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

Mauritian law mandates that any dividends shall be declared out of the distributable profits, after having set off accumulated losses at the beginning of the accounting period and no distribution may be made unless the Group’s board of directors is satisfied that upon the distribution being made (1) the Company is able to pay its debts as they become due in the normal course of business and (2) the value of the Company’s assets is greater than the sum of (a) the value of its liabilities and (b) Company’s stated capital. Should the Company declare and pay any dividends on ordinary shares, such dividends will be paid in USD to each holder of ordinary shares and Class B shares in proportion to the number of shares held to the total ordinary shares and Class B shares outstanding as on that date.

In the event of liquidation of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company shall be distributed to the holders of Class B shares at par with ordinary shares in proportion to the number of shares held to the total ordinary shares (including class B shares) outstanding as on that date.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

B.	Nature and purpose of reserves
i.	Foreign currency translation reserve

The translation reserve comprises foreign currency differences arising from the translation of the financial statements of the Indian, Singapore, Malaysia, Hong Kong, the Netherlands, Thailand, U.A.E, Israel, Peru, Colombia, Indonesia and China subsidiaries.

ii.	Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of equity investments at FVOCI.

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

29)	LOSS PER SHARE

The following is the reconciliation of the loss attributable to ordinary shareholders (including Class B shareholders) and weighted average number of ordinary shares (including Class B shares) used in the computation of basic and diluted loss per share for the year ended March 31, 2017, 2018 and 2019:

	For the year ended March 31
Particulars	2017	2018	2019
Loss attributable to ordinary shareholders (including Class B shareholders)	(110,168)	(218,412)	(167,759)
Weighted average number of ordinary shares (including Class B shares) outstanding used in computing basic loss per share	52,607,986	100,394,080	103,989,421
Weighted average number of ordinary shares (including Class B shares) outstanding used in computing dilutive loss per share	52,607,986	100,394,080	103,989,421
Loss per share (USD)
Basic	(2.09)	(2.18)	(1.61)
Diluted	(2.09)	(2.18)	(1.61)

For the year ended March 31, 2019, 2,445,546 (March 31, 2018: 4,832,824, March 31, 2017: 3,319,322) employees share based awards, were excluded from the calculation of diluted weighted average number of ordinary shares as their effect would have been anti-dilutive.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

For the year ended March 31, 2019, Nil (March 31, 2018: Nil, March 31, 2017: 5,428,117) ordinary shares issuable on conversion of convertible notes, were excluded from the calculation of diluted weighted average number of ordinary shares as their effect would have been anti-dilutive.

30)	LOANS AND BORROWINGS

This note provides information about the contractual terms of Group’s interest bearing loans and borrowings, which are measured at amortized cost. For more information about the Group’s exposure to interest rate, foreign currency and liquidity risk, refer note 6 and 37.

	As at March 31
Particulars	2018	2019
Non-current liabilities
Secured bank loans	424	474
Non-current portion of loans and borrowings	424	474

	As at March 31
Particulars	2018	2019
Current liabilities
Current portion of secured bank loans	228	233
Current portion of loans and borrowings	228	233

Terms and debt repayment schedule of bank loans:

Terms and conditions of outstanding loans are as follows:

				As at March 31, 2018		As at March 31, 2019
Particulars	Currency	Interest rate	Year of maturity	Original value	Carrying amount	Original value	Carrying amount
Secured bank loans	INR	8% - 13%	2018- 2024	1,079	652	1,196	707

The bank loans are secured over motor vehicles with a carrying amount of USD 641 as at March 31, 2019 (March 31, 2018: USD 584).

Credit facility

The group has fund based limits with various banks amounting to USD 5,760 as at March 31, 2019 (March 31, 2018: USD 5,389). The group has drawn down from its outstanding limit amounting to USD Nil as at March 31, 2019 (March 31, 2018: USD Nil) (refer note 23).

As at March 31, 2019, the Group has obtained limits of approximately USD 38,684 (March 31, 2018: USD 29,058) for bank guarantees, primarily in favor of International Air Transport Association (“IATA”) and other suppliers from various banks, against any payment default by the Company. Against these limits, the Group has pledged certain term deposits (refer note 24), property, plant and equipment, inventory and trade receivables of USD 61,060 (March 31, 2018: USD 67,638) of various subsidiaries which are availing these limits. As at March 31, 2019 and March 31, 2018, the Parent Company has issued guarantees to a bank in respect of credit facilities granted to two Indian subsidiaries.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

31)	OTHER CURRENT LIABILITIES

	As at March 31
Particulars	2018	2019
Statutory liabilities	11,442	11,304
Deferred rent liabilities	14	83
Employee related payables	5,596	5,932
Refund due to customers	5,788	5,551
Deferred income	—	246
Total	22,840	23,116

32)	OTHER NON-CURRENT LIABILITIES

	As at March 31
Particulars	2018	2019
Deferred rent liabilities	1,617	2,112
Employee related payables	584	—
Deferred income	—	288
Total	2,201	2,400

33)	DEFERRED REVENUE

	As at March 31
Particulars	2018	2019
Global Distribution System providers	91	—
Loyalty programme	937	—
Others	325	—
Total	1,353	—
Non-current	91	—
Current	1,262	—
Total	1,353	—

*Upon adoption of IFRS 15 from April 1, 2018, the Group has reclassified deferred revenue to contract liabilities (refer note 4 and 11).

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

.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

34)	EMPLOYEE BENEFITS

	As at March 31
Particulars	2018	2019
Net defined benefit liability	2,458	3,424
Other long term employee benefit (liability for compensated absences)	1,263	1,365
Total employee benefit liabilities	3,721	4,789

	As at March 31
Particulars	2018	2019
Present Value of unfunded obligation	2,458	3,424
Total	2,458	3,424

Defined Benefit Plan

The Group’s gratuity scheme for the employees of its Indian subsidiaries (MakeMyTrip (India) Private Limited, Ibibo Group Private Limited and Bitla Software Private Limited) is a defined benefit plan. The plan in Ibibo Group Private Limited (‘GI India’) is funded and plan in MakeMyTrip (India) Private Limited (‘MMT India’) and Bitla Software Private Limited (‘Bitla’) is unfunded. Gratuity is paid as a lump sum amount to employees at retirement or termination of employment at an amount based on the respective employee’s eligible salaries and the years of employment with the Group.

A.	Movement in the net defined benefit (asset) liability

The following table shows a reconciliation from the opening balances to the closing balances for the net defined (asset) liability and its components.

Particulars	Defined benefit obligation		Fair value of plan assets		Net defined benefit liability
	2018	2019	2018	2019	2018	2019
Balance as at April 1	2,236	2,994	(871)	(536)	1,365	2,458
Acquired through business combination	—	42	—	—	—	42
Included in profit or loss
Current service cost	546	646	—	—	546	646
Past service cost	236	332	—	—	236	332
Interest cost (income)	131	189	(45)	(45)	86	144
	913	1,167	(45)	(45)	868	1,122
Included in other comprehensive income
Remeasurement loss (gain) :
-Actuarial loss (gain) arising from :
-demographic assumptions	—	6	—	—	—	6
-financial assumptions	(14)	69	—	—	(14)	69
-experience adjustment	458	523	—	—	458	523
-Return on plan assets excluding interest income	—	—	(22)	(13)	(22)	(13)
	444	598	(22)	(13)	422	585
Effects of movement in exchange rates	(13)	(186)	1	32	(12)	(154)
Other
Contribution by employer	—	—	—	(416)	—	(416)
Benefits paid	(586)	(346)	401	133	(185)	(213)
Balance as at March 31	2,994	4,269	(536)	(845)	2,458	3,424

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

	As at March 31
Net defined benefit liability represented by:	2018	2019
MMT India	2,004	2,895
GI India	454	427
Bitla	—	102

During the year ended March 31, 2019, the gratuity plan for the employees of MMT India was amended for revision in the underlying ceiling limits.

The Group expects to pay USD 708 in contributions to its defined benefit plans in the financial year 2019-20.

B.	Plan assets

Plan assets comprise the following:

	As at March 31
Particulars	2018	2019
Funds managed by the insurer	100%	100%

C.	Actuarial assumptions

Principal actuarial assumptions are given below:

	As at March 31
Particulars	2018	2019
Discount rate (per annum)	7.10%	6.80%
Future salary growth (per annum)	11.00%	11.00%
Withdrawal rate	25.00%	25.00%
Retirement age (years)	58-60	58-60

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

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

Particulars	For the year ended March 31, 2018		For the year ended March 31, 2019
	Increase	Decrease	Increase	Decrease
Discount rate (1% movement)	(119)	129	(164)	178
Future salary growth (1% movement)	110	(106)	165	(156)
Withdrawal rates (10% movement)	(323)	511	(418)	729

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

35)	SHARE BASED PAYMENT

Description of the share based payment arrangements

Share Option Programs (Equity-Settled)

a)	MakeMyTrip.com Equity Option Plan (MMT ESOP Plan)

In 2000, the Group approved a share option programme in Mauritius, named the MakeMyTrip.com Equity Option Plan (“MMT ESOP Plan”). In June 2009, this plan was expanded in order to issue share options to employees of subsidiaries and directors of the Group. The Group replaced certain share options to acquire shares in its Indian subsidiary held by employees at its subsidiaries with options granted under the MMT ESOP Plan. Total options granted under this plan were 2,703,810 during the year ended March 31, 2010. No options were granted during the year ended March 31, 2017, 2018 and 2019.

The number and weighted average exercise price of share options under MMT ESOP plan are as follows:

	Weighted Average Exercise Price per share (USD)	Number of Options	Weighted Average Exercise Price per share (USD)	Number of Options	Weighted Average Exercise Price per share (USD)	Number of Options
	For the Year Ended March 31
Particulars	2017	2017	2018	2018	2019	2019
Outstanding at beginning of the year	1.45	379,939	1.14	333,121	1.28	261,410
Granted during the year	—	—	—	—	—	—
Forfeited and expired during the year	—	—	—	—	—	—
Exercised during the year	3.64	(46,818)	0.63	(71,711)	1.23	(243,571)
Outstanding at the end of the year	1.14	333,121	1.28	261,410	1.98	17,839
Exercisable at the end of the year	1.14	333,121	1.28	261,410	1.98	17,839

The options outstanding at March 31, 2019 have an exercise price per share of  USD 1.9765 (March 31, 2018: USD 0.742 to USD 1.9765 and March 31, 2017: USD 0.4875 to USD 1.9765) and a weighted average contractual life of 2 years and 3 months (March 31, 2018: 3 year and 3 months and March 31, 2017: 3 months).

During the year ended March 31, 2019, share based payment expense for these options recognized under personnel expenses (refer note 14) amounted to Nil (March 31, 2018: Nil and March 31, 2017: Nil).

b)	Share Incentive Plan

In 2010, the Group approved a share incentive plan in Mauritius, named the MakeMyTrip 2010 Share Incentive Plan (“Share Incentive Plan”). During the year ended March 31, 2017, 2018 and 2019, the Group granted restricted share units, or RSUs, under the plan to eligible employees and non-employees. Each RSU represents the right to receive one common share.

Terms and Conditions of the Share Incentive Plan

The terms and conditions relating to the grants under Share Incentive Plan are given below:

Grant details	Number of instruments	Vesting conditions	Contractual life of RSUs
RSUs granted during the year ended March 31, 2017	4,481,294	Refer notes	4 – 10 years
RSUs granted during the year ended March 31, 2018	690,757	Refer notes	4 – 8 years
RSUs granted during the year ended March 31, 2019	1,325,531	Refer notes	4 – 8 years

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Notes:

1. Of the RSU granted during the year ended March 31, 2019:

1,199,663 (March 31, 2018: 690,757 and March 31, 2017: 3,348,389) RSUs have graded vesting over 4 years: 10% on the expiry of 12 months from the grant date, 20% on the expiry of 24 months from the grant date, 30% on the expiry of 36 months from the grant date, 40% on the expiry of 48 months from the grant date.

•

125,868 (March 31, 2018: Nil and March 31, 2017: Nil) RSUs have graded vesting over 4 years: 50% on the expiry of 36 months from the grant date, and 50% on the expiry of 48 months from the grant date. Further, the Group's estimate of the number of shares to be issued is adjusted upward or downward based upon the probability of achievement of the individual performance. Maximum shares the employees are eligible to receive under this scheme are 120% of the total RSUs granted.

•	Nil (March 31, 2018: Nil and March 31, 2017: 3,000) RSUs were fully vested on the grant date.
•	These RSUs can be exercised within a period of 48 months from the date of vesting.

2. In connection with the acquisition of ibibo Group, the Group exchanged share-based payment awards held by the employees of the ibibo Group for 1,129,905 RSUs. These RSUs can be exercised with in a period of 10 years from the grant date i.e. January 31, 2017.

The number and weighted average exercise price of RSUs under the share incentive plan are as follows:

	Weighted Average Exercise Price per share (USD)	Number of Awards	Weighted Average Exercise Price per share (USD)	Number of Awards	Weighted Average Exercise Price per share (USD)	Number of Awards
	For the Year Ended March 31
Particulars	2017	2017	2018	2018	2019	2019
Outstanding at beginning of the year	0.0005	2,867,713	0.0005	6,367,186	0.0005	5,433,399
Granted during the year	0.0005	4,481,294	0.0005	690,757	0.0005	1,325,531
Forfeited and expired during the year	0.0005	(154,805)	0.0005	(559,023)	0.0005	(307,257)
Exercised during the year	0.0005	(827,016)	0.0005	(1,065,521)	0.0005	(716,847)
Outstanding at the end of the year	0.0005	6,367,186	0.0005	5,433,399	0.0005	5,734,826
Exercisable at the end of the year	0.0005	1,325,558	0.0005	1,313,158	0.0005	1,650,767

The grant date fair value of RSUs granted during the year is in the range of USD 24.33 to USD 36.15 (March 31, 2018: USD 28.75 to USD 33.55 and March 31, 2017: USD 14.86 to USD 32.70).

The RSUs outstanding at March 31, 2019 have an exercise price per share of USD 0.0005 (March 31, 2018: USD 0.0005 and March 31, 2017: USD 0.0005) and a weighted average contractual life of 4.9 years (March 31, 2018: 5.2 years and March 31, 2017: 6.2 years).

During the year ended March 31, 2019, share based payment expense recognized under personnel expenses (refer note 14) amounted to USD 39,714 (March 31, 2018: USD 44,730 and March 31, 2017:  USD 26,620) and, under legal and professional expenses (refer note 15) amounted to USD 288 (March 31, 2018 : 144 and March 31, 2017 : Nil) for the RSUs granted under the share incentive plan.

c)	Bona Vita Employees Stock Option Plan 2016

In 2016, one of the Group’s subsidiary approved a share incentive plan in India, named the Bona Vita Employees Stock Option Plan 2016 (“Bona Vita ESOP Plan”). During the year ended March 31, 2019, no employee stock options (March 31, 2018: 11,789, March 31, 2017: 25,032), or ESOP, were granted to employees. Each ESOP represents the right to receive one common share of the subsidiary.

ESOPs have graded vesting over 4 years from the grant date with first vesting date after one year from the grant date. The contractual life of the ESOPs granted under this plan is 10 years from the vesting date.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

The number and weighted average exercise price of Employee stock options under the Bona Vita ESOP Plan are as follows:

	Weighted Average Exercise Price per share (USD)	Number of Awards	Weighted Average Exercise Price per share (USD)	Number of Awards	Weighted Average Exercise Price per share (USD)	Number of Awards
	For the Year Ended March 31
Particulars	2017	2017	2018	2018	2019	2019
Outstanding at beginning of the year	—	—	0.0154	21,711	0.0154	21,955
Granted during the year	0.0154	25,032	0.0154	11,789	—	—
Forfeited and expired during the year	0.0154	(3,321)	0.0154	(11,545)	0.0154	(8,291)
Exercised during the year	—	—	—	—	—	—
Outstanding at the end of the year	0.0154	21,711	0.0154	21,955	0.0154	13,664
Exercisable at the end of the year	—	—	0.0154	11,370	0.0154	13,664

Inputs for Measurement of Grant Date Fair Values of Bona Vita ESOP Plan

For the Year Ended March 31
Fair value of ESOP and assumptions	2018
Share price at grant date (USD)	14.64 - 29.19
Fair value at grant date (USD)	14.64 - 29.19
Exercise price (USD)	0.0154
Expected volatility	41.67% - 43.56%
Expected term	10 years
Expected dividends	—
Risk-free interest rate	7.55% - 7.72%

The ESOPs outstanding at March 31, 2019 have an exercise price per share of USD 0.0154 (March 31, 2018: USD 0.0154, March 31, 2017: USD 0.0154) and a weighted average contractual life of 8.7 years (March 31, 2018 10.4 years, March 31, 2017: 11.1 years).

During the year ended March 31, 2018, share based payment expense recognized (reversed) under personnel expenses (refer note 14) amounted to USD 31 (March 31, 2018 (14) March 31, 2017: USD 175) for the ESOPs granted under the Bona Vita ESOP plan.

36)	TRADE AND OTHER PAYABLES

	As at March 31
Particulars	2018	2019
Other trade payables	74,814	69,204
Accrued expenses	43,012	41,766
Advance from customers*	57,816	—
Total	175,642	110,970

*	Upon adoption of IFRS 15 from April 1, 2018, the Group has reclassified advance from customers to contract liabilities (refer note 4 and 11).

The Group's exposure to currency and liquidity risk related to trade and other payables is disclosed in note 6 and 37.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

37)	FINANCIAL INSTRUMENTS

Credit Risk

Exposure to Credit Risk

The carrying amount of financial assets and contract assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	As at March 31
Particulars	2018	2019
Contract assets	—	313
Trade and other receivables	58,315	55,462
Other assets*	17,100	—
Term deposits	202,335	134,133
Cash and cash equivalents (except cash in hand)	187,519	177,897
Total	465,269	367,805

*

Other assets mainly includes receivable from related party of USD Nil (March 31, 2018: USD 17,100) (refer note 25 and 27). The maximum exposure to credit risk is represented by the carrying amount of this financial asset.

The maximum exposure to credit risk for trade and other receivables and contract assets at the reporting date by geographic region was:

	As at March 31
Particulars	2018	2019
India	46,006	45,495
Thailand	5,475	4,550
Malaysia	609	419
Singapore	1,692	1,542
Netherlands	11	7
Others	4,522	3,762
Total	58,315	55,775

The maximum exposure to credit risk for trade and other receivables, term deposits and contract assets at the reporting date by type of counterparty was:

	As at March 31
Particulars	2018	2019
Airlines	26,365	19,147
Retail customers	4,092	3,861
Corporate customers	18,231	23,724
Deposit with hotels and others	6,704	6,550
Term deposits with bank	202,335	134,133
Others	2,923	2,493
Total	260,650	189,908

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Impairment Losses

The Group uses a provision matrix to compute the expected credit loss allowance for trade and other receivables and contract assets. The provision matrix takes into account available external and internal credit risk factors such as credit default and the Group's historical experience for customers.

The age of trade and other receivables, term deposits, security deposits and contract assets at the reporting date was:

	As at March 31
	2018		2019
Particulars	Gross	Impairment	Gross	Impairment
Not past due	245,249	—	168,901	—
Past due 0-30 days	5,161	—	7,934	—
Past due 30-120 days	5,968	—	9,045	—
More than 120 days	5,851	1,579	5,879	1,851
Total	262,229	1,579	191,759	1,851

The movement in the allowance for impairment in respect of trade and other receivables during the year was as follows:

	For the year ended March 31
Particulars	2018	2019
Balance at the beginning of the year	2,544	1,579
Allowance for doubtful debts	150	816
Amounts written off against the allowance	(1,102)	(451)
Effects of movement in exchange rate	(13)	(93)
Balance at the end of the year	1,579	1,851

Allowance for impairment mainly represents amounts due from airlines, and retail customers. Based on historical experience, the Group believes that no impairment allowance is necessary, apart from above, in respect of trade receivables and contract assets.

Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

As at March 31, 2018

Non-derivative financial liabilities	Carrying amount	Contractual cash flows*	6 months or less	6 -12 months	1 -2 years	2 -5 years	More than 5 years
Secured bank loans	652	(756)	(143)	(136)	(214)	(254)	(9)
Trade and other payables	117,826	(117,826)	(117,826)	—	—	—	—
Other liabilities	6,180	(6,300)	(5,116)	(585)	(599)	—	—
Refund due to customers	5,788	(5,788)	(5,788)	—	—	—	—
Total	130,446	(130,670)	(128,873)	(721)	(813)	(254)	(9)

Notes: *	Represents undiscounted cash flows of interest and principal

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

As at March 31, 2019

Non-derivative financial liabilities	Carrying amount	Contractual cash flows*	6 months or less	6 -12 months	1 -2 years	2 -5 years	More than 5 years
Secured bank loans	707	(820)	(151)	(135)	(232)	(301)	(1)
Trade and other payables	110,970	(110,970)	(110,970)	—	—	—	—
Other liabilities	5,932	(5,932)	(5,932)	—	—	—	—
Refund due to customers	5,551	(5,551)	(5,551)	—	—	—	—
Total	123,160	(123,273)	(122,604)	(135)	(232)	(301)	(1)

Notes: *	Represents undiscounted cash flows of interest and principal

Currency Risk

Exposure to Currency Risk

The Group is exposed to currency risk to the extent that there is a mismatch between the currencies in which sales and purchase of services are denominated and the respective functional currencies of Group companies. The functional currencies of Group companies are primarily the INR and USD.  The currencies in which these transactions are primarily denominated are INR and US dollars.

The Group’s exposure to foreign currency risk was based on the following amounts as at the reporting dates (in equivalent USD):

Between USD and INR

	As at March 31
Particulars	2018	2019
Trade and other receivables	11,163	2,615
Trade and other payables	(99,176)	(144,478)
Cash and cash equivalents	1,279	6,802
Net exposure	(86,734)	(135,061)

The following significant exchange rates applied during the year:

	Average exchange rate per unit		Reporting date rate per unit
			As at March 31
USD	2017-18	2018-19	2018	2019
INR 1	0.0155	0.0144	0.0154	0.0144

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

	For the year ended March 31
Particulars	2018	2019
10% strengthening of USD against INR	(8,260)	(12,863)

A 10% depreciation of the USD against INR, would have had the equal but opposite effect on the above currency to the amounts shown above, on the basis that all other variables remain constant.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Interest Rate Risk

Profile

At the reporting date the interest rate profile of the Group’s interest-bearing financial instruments was as follows:

	As at March 31
Particulars	2018	2019
Fixed rate instruments
Financial assets
Term deposits	202,335	134,133
Term deposits included in Cash and cash equivalents*	80,157	—
Financial liabilities
Secured bank loans	(652)	(707)
	281,840	133,426

*	Total cash and cash equivalents: USD 177,990 (March 31, 2018 : USD 187,647)

Fair Value Sensitivity Analysis for Fixed Rate Instruments

The Group does not account for any fixed rate financial assets and liabilities at fair value through profit or loss. Therefore, a change in interest rates at the reporting date would not affect profit or loss.

Fair Value

Fair Values versus Carrying Amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	As at March 31, 2019
	Carrying amount	Fair value
Financial assets measured at fair value
Other investments - equity securities (FVOCI)	5,563	5,563
Right to receive equity stake in a travel entity (FVTPL)	411	411
	5,974	5,974
Financial assets not measured at fair value (Amortised cost)
Trade and other receivables	55,462	55,462
Term deposits	134,133	134,133
Cash and cash equivalents	177,990	177,990
Other investments - other securities	99	99
	367,684	367,684
Financial liabilities not measured at fair value (Other financial liabilities)
Secured bank loans	707	707
Trade and other payables	110,970	110,970
Employee related payables	5,932	5,932
Refund due to customers	5,551	5,551
	123,160	123,160

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

	As at March 31, 2018
Particulars	Carrying amount	Fair value
Assets carried at fair value (Available for sale)
Other investments	6,071	6,071
Receivable from related party	17,100	17,100
	23,171	23,171
Assets carried at amortised cost
(Loans and receivables)
Trade and other receivables	58,315	58,315
Term deposits	202,335	202,335
Cash and cash equivalents	187,647	187,647
Other assets	—	—
(Held-to-maturity)
Other investments	99	99
	448,396	448,396
Liabilities carried at amortized cost
(Other financial liabilities)
Secured bank loans	652	652
Trade and other payables	117,826	117,826
Employee related payables	6,180	6,180
Refund due to customers	5,788	5,788
	130,446	130,446

The fair value measurements of financial assets and liabilities reported above have been categorized as Level 3 fair values based on the inputs to the valuation techniques used.

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	As at March 31, 2019
Particulars	Level 1	Level 2	Level 3	Total
Other investments	—	—	5,563	5,563
Right to receive equity stake in a travel entity	—	—	411	411
Total Assets	—	—	5,974	5,974

	As at March 31, 2018
Particulars	Level 1	Level 2	Level 3	Total
Other investments	—	—	6,071	6,071
Receivable from related party	—	—	17,100	17,100
Total Assets	—	—	23,171	23,171

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

The following tables shows a reconciliation from the beginning balances to the ending balances for fair value measurement in Level 3 of the fair value hierarchy:

	As at March 31, 2019
Particulars	Other investments	Receivable from related party	Right to receive equity stake in a travel entity
Opening balances	6,071	17,100	—
Acquired in business combination	—	—	411
Total gains and losses recognized in:
—(profit) or loss	—	1	—
—other comprehensive income	(508)	—	—
Amount received	—	(17,101)	—
Closing balances	5,563	—	411

	As at March 31, 2018
Particulars	Other investments	Receivable from related party
Opening balances	5,791	15,100
Total gains and losses recognized in:
—other comprehensive income (loss)	280	2,000
Closing balances	6,071	17,100

The basis for determining fair values is disclosed in note 4.

There were no transfers between Level 1, Level 2 and Level 3 during the year.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Valuation Techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 3 fair values as at March 31, 2019 and March 31, 2018, as well as the significant unobservable inputs used.

Financial Instruments measured at fair value:

Type	Valuation technique	Significant unobservable inputs	Inter- relationship between significant unobservable inputs and fair value measurement
Other investments - equity securities	Discounted cash flows: The valuation model considers the present value of expected free cash flows, discounted using a risk adjusted discount rate.

Forecast annual revenue

   growth rate :

   20% - 50%

   (March 31, 2018:

   15% - 137%)

   Forecast

   EBITDA margin:

   (12%) - 25%

   (March 31, 2018:

   (31%) - 17%)

   Risk adjusted

   discount rate:

   17.0% (March 31,

   2018: 17.0%)

The estimated fair value

   would increase

   (decrease) if :

   - the annual revenue

   growth rate were

   higher (lower)

   - the EBITDA margin

   were higher (lower)

   - the risk adjusted

   discount rate were

   lower (higher)

Receivable from related party	Binomial Lattice Model and Discounted Cash Flow method: The valuation model considers the discount rate, expected term, volatility, and equity value.	Risk free rate: 2.5% (March 31, 2018 : 2.5%) Volatility : 35.60% (March 31, 2018: 35.60%) Equity value: USD 72,720 (March 31, 2018 : USD 72,720)	The estimated fair value would increase (decrease) if : • the volatility were lower (higher) • the equity value were higher (lower)
Right to receive equity stake in a travel entity	Market approach model: The valuation model considers revenue multiple of comparative company	Revenue multiple : March 31, 2019: 4.89	The estimated fair value would increase (decrease) if : • the revenue multiple were higher (lower)

Financial Instruments not measured at fair value:

Type	Valuation technique	Significant unobservable inputs
Other financial assets and liabilities*	Discounted cash flows	Not applicable

Notes: *

Other financial assets include trade and other receivables, term deposits, cash and cash equivalents and other investments-other securities. Other financial liabilities include secured bank loans, trade and other payables, employee related payables and refund due to customers.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Sensitivity Analysis

Other investments – equity securities

For the fair values of other investments, reasonably possible changes of 100 basis points at the reporting date to one of the significant unobservable inputs, holding other inputs constant, would have the following effects:

	For the year ended March 31, 2019
	Other Comprehensive Income
	Increase	Decrease
Annual revenue growth rate	270	(263)
EBITDA Margin	317	(317)
Risk adjusted discount rate	(529)	624

	For the year ended March 31, 2018
	Other Comprehensive Income
	Increase	Decrease
Annual revenue growth rate	364	(356)
EBITDA Margin	144	(144)
Risk adjusted discount rate	(624)	738

Receivable from related party

For the fair values of receivables from related party, reasonably possible changes of 500 basis points at the reporting date to one of the significant unobservable inputs, holding other inputs constant, would have the following effects:

	For the year ended March 31, 2018
	Other Comprehensive Income
	Increase	Decrease
Volatility	(100)	100
Equity value	700	(700)

Right to receive equity stake in a travel entity

For the fair value of right to receive equity stake in travel entity, reasonably possible changes of 500 basis points at the reporting date to the significant unobservable input holding other inputs constant, would have the following effects (refer note 25):

	For the year ended March 31, 2019
	Profit or loss
	Increase	Decrease
Revenue multiple	(100)	100

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

38)	OPERATING LEASES

Leases as lessee

Non-cancellable operating lease rentals are payable as follows:

	As at March 31
Particulars	2018	2019
Less than one year	5,072	5,313
Between one and five years	17,015	16,648
More than five years	19,781	16,352
Total	41,868	38,313

The Group leases a number of offices under operating leases. The lease period ranges for a period of three to twelve years. Lease payments are increased after a specified period under such arrangements.

During the year ended March 31, 2019, USD 6,581 was recognized as rent expense under other operating expenses in profit or loss in respect of operating leases (March 31, 2018: USD 7,701, March 31, 2017: USD 3,831).

39)	CAPITAL COMMITMENTS

Estimated amount of contracts remaining to be executed on capital account and not provided for (net of advances) aggregate USD 604 as at March 31, 2019 (March 31, 2018: USD 48).

40)	RELATED PARTIES

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Related parties and nature of related party relationships:

Nature of relationship	Name of related parties
Key management personnel	Deep Kalra
Key management personnel	Rajesh Magow
Key management personnel	Mohit Kabra
Key management personnel	Vivek Narayan Gour
Key management personnel	Aditya Tim Guleri
Key management personnel	James Jianzhang Liang#
Key management personnel	Patrick Luke Kolek* (from January 31, 2017)
Key management personnel	Charles St Leger Searle* (from January 31, 2017)
Key management personnel	Paul Laurence Halpin* (from April 30, 2018)
Key management personnel	Aileen O’Toole* (from January 24, 2019)
Key management personnel	Oliver Minho Rippel* (from January 31, 2017 to January 24, 2019)
Key management personnel	Ashish Kashyap (from January 31, 2017 to September 30, 2017)
Key management personnel	Yuvraj (Raj) Thacoor* (from January 31, 2017 to April 30, 2018)
Key management personnel	Mohit Gupta (till May 31, 2017)
Key management personnel	Saujanya Shrivastava (till May 31, 2017)
Key management personnel	Yuvaraj Srivastava (till May 31, 2017)
Key management personnel	Sanjay Mohan (till May 31, 2017)
Key management personnel	Ranjeet Oak (till May 31, 2017)
Key management personnel	Anshuman Bapna (till May 31, 2017)
Key management personnel	Frederic Lalonde (till January 31, 2017)
Key management personnel	Philip Wolf (till January 31, 2017)
Key management personnel	Ranodeb Roy (till January 31, 2017)
Entity providing key management personnel services	IQ EQ Corporate Services (Mauritius) Limited (formerly known as SGG Corporate Services (Mauritius) Limited)
Entities having significant influence over the Company and its subsidiaries	Naspers Limited and its subsidiaries (from January 31, 2017)
Equity-accounted investee	Inspirock, Inc.
Equity—accounted investee	Simplotel Technologies Private Limited
Equity—accounted investee	Saaranya Hospitality Technologies Private Limited (from January 31, 2017)
Equity-accounted investee and its subsidiaries	HolidayIQ Pte. Ltd and its subsidiaries

Note:	#nominee of Ctrip.com International, Ltd. and * nominees of MIH Internet SEA Pte. Ltd. (subsidiary of Naspers Limited)

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

(A) Transactions with Key Management Personnel:

Key Management Personnel Compensation**

Key management personnel compensation comprised:

	For the year ended March 31
Particulars	2017	2018	2019
Short-term employee benefits	3,142	4,976	2,239
Contribution to defined contribution plan	108	94	68
Share based payment	14,892	27,714	21,984
Legal and professional	150	86	76
Total	18,292	32,870	24,367

Note: **	Provision for gratuity and compensated absences has not been considered, since the provisions are based on actuarial valuations for the Group’s entities as a whole.

During the year ended March 31, 2018, USD 2,179 was accrued as severance cost to be paid to Ashish Kashyap over the period of two years in equal monthly installments as per the separation agreement entered with him. As at March 31, 2019, USD 607  (March 31, 2018: USD 1,656) is outstanding against amount payable towards severance cost.

(B) Transactions with Entity providing Key Management Personnel Services:

	For the year ended March 31
Transactions	2017	2018	2019
Key management personnel services	3	2	2
Consultancy services	23	22	26

(C) Transactions with entity having significant influence over the company and its subsidiaries:

a) Pursuant to the acquisition of Ibibo Group, the Company received an entitlement on future proceeds from sale of stake in an Indian entity, engaged in the business-to-business online travel industry, from MIH Internet SEA Pte. Ltd. (MIH). As at March 31, 2018, other current assets included USD 17,100  which represented the fair value of the above entitlement. In September 2018, the Company realised USD 17,101 against this entitlement.

As per the terms of the ibibo Group acquisition agreement, as a key condition to the completion of the transaction, MIH contributed its pro rata share of consolidated net working capital of approximately USD 82,826 in cash to MMYT at the closing (which was subject to adjustments after completion). In May 2017, MIH agreed to the working capital adjustment and total pro rate share contributed by MIH was USD 83,260. The difference of USD 434 was receivable and was included under other current assets as at March 31, 2017 (refer note 8 (a)). During the year ended March 31, 2018, the amount has been received by the Company.

b) Placement of Class B Shares to MIH Internet SEA Pte Ltd: On May 5, 2017, MIH Internet SEA Pte Ltd. purchased 3,666,667 Class B Shares from the Company at a price of USD 36.00 per Class B share, for an aggregate consideration of USD 132,000 (refer note 28).

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

d) Other transactions with subsidiaries of the entity having significant influence over the company:

The Company collects payment from end customers through subsidiaries of Naspers Limited which are online payment service providers. In this arrangement, payment of USD 1,002,195 (March 31, 2018: USD 1,252,022, March 31, 2017: 140,069) was collected by these entities on behalf of the Company and such amounts were remitted to the Company within a predefined time period. Further, service fee of USD 11,333 (March 31, 2018: USD 14,940, March 31, 2017: 1,746) was charged by these entities for rendering these services to the Company, which is recognized under payment gateway charges (refer note 15).

The Company procured air tickets of USD 829 (March 31, 2018: USD 21,567, March 31, 2017: 3,227) as an agent from one of the subsidiaries of Naspers Limited, which operates as a travel product aggregator. The Company earned USD Nil, (March 31, 2018: USD 221 March 31, 2017: 32) from this entity as commission in the current year on procurement of such tickets. Further, the Company also sold hotel room nights of USD 516 (March 31, 2018: USD 2,731, March 31, 2017: 692) to this entity and paid commission expense of USD 26 (March 31, 2018: USD 70, March 31, 2017: 37).

The Company reimbursed expenses of USD Nil (March 31, 2018: USD 1, March 31, 2017: 40) against various expenses incurred on behalf of the Company by the subsidiaries of Naspers Limited.

	As at March 31
Balance Outstanding	2018	2019
Funds in transit	4,684	8,747
Trade and other receivables	195	70

(D)Transactions With Equity-Accounted Investee And Its Subsidiaries:

a)	Simplotel Technologies Private Limited

In September 2018, 1,181 preference shares held in Simplotel were converted into 2,105 equity shares.

b)	HolidayIQ Pte. Ltd and its subsidiaries

	For the year ended March 31
Transactions	2017	2018	2019
Revenue from air ticketing	27	36	38
Services received	34	75	—

	As at March 31
Balance Outstanding	2018	2019
Trade and other receivables/(contract liability)	10	(2)

41)	LIST OF MATERIAL SUBSIDIARIES

Name of entity	Place of Incorporation	Ownership interest as at March 31, 2018	Ownership interest as at March 31, 2019
1. MakeMyTrip Inc.	Delaware, USA	100%	100%
2. MakeMyTrip (India) Private Limited	India	100%	100%
3. Ibibo Group Holdings (Singapore) Pte. Ltd.	Singapore	100%	100%
4. Ibibo Group Private Limited	India	100%	100%
5. Luxury Tours & Travel Pte. Ltd.	Singapore	100%	100%
6. Luxury Tours (Malaysia) Sdn Bhd.	Malaysia	100%	100%
7. ITC Bangkok Co. Ltd.	Thailand	100%	100%
8. Bitla Software Private Limited	India	—	100%

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

42)	CONTRIBUTION BY NON-CONTROLLING INTEREST

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

43)	CHANGE IN CLASSIFICATION
(a)

During the year ended March 31, 2019, the Group modified the classification of revenue from ‘Bus ticketing’ as a result of changes in the composition of operating segments. Comparative amounts in the consolidated statement of profit or loss and other comprehensive income (loss) and related notes were reclassified for consistency. As a result, USD 50,932 and USD 5,615 for the year ended March 31, 2018 and March 31, 2017, respectively was reclassified from ‘Other revenue’ to ‘Bus ticketing' included under ‘Revenue’.

(b)

During the year ended March 31, 2019, the Group modified the classification of amount due to customers from ‘advance from customers’ classified in ‘trade and other payables’ to ‘refund due to customers’ classified in ‘other current liabilities’ to reflect more appropriately the nature of such amounts received. Comparative amounts in the notes to the consolidated financial statements were reclassified for consistency. As a result USD 5,788 as at March 31, 2018 was reclassified from ‘advance from customers’ to ‘refund due to customers’.

44)	CONTIGENCIES
(a)

MakeMyTrip Limited is a respondent in a Singapore International Arbitration Centre (SIAC) arbitration proceeding commenced by former shareholders of the Hotel Travel Group, which was acquired in November 2012. The dispute has arisen in connection with certain earn out provisions in the share purchase agreement dated September 26, 2012 between the Hotel Travel Group, its former shareholders and MakeMyTrip Limited, under which these former shareholders agreed to sell and transfer to MakeMyTrip Limited, the share capital of the Hotel Travel Group.  The sum in dispute is approximately USD 35,000. As of date of these consolidated financial statements, the arbitration remains pending. MakeMyTrip Limited will continue to defend vigorously against the claims, and in addition has also brought counterclaims in these proceedings against the former shareholders in connection with breaches of the share purchase agreement. MakeMyTrip Limited believes that it has a strong case in its favor based on its counsel’s opinion and no reserve is required to be set-up as at March 31, 2019.

(b)

On February 28, 2019, a judgement of the Supreme Court of India interpreting certain statutory defined contribution obligations of employees and employers altered historical understandings of such obligations, extending them to cover additional portions of the employee’s income. However, the judgement isn’t explicit if such interpretation may have retrospective application resulting in increased contribution for past and future years for certain India based employees of the Company. The Company has been legally advised that there are numerous interpretative challenges on the retrospective application of the judgment which results in impracticability in estimation of and timing of payment and amount involved. As a result of lack of implementation guidance and interpretative challenges involved, and also in view of certain stakeholders’ request to reevaluate the pronouncement itself, the Company is unable to reliably estimate the amount involved. Accordingly, the Company shall evaluate the amount of provision, if any, on obtaining further clarity on the matter.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

45)	SUBSEQUENT EVENTS
(a)

On April 26, 2019, MIH Internet SEA Pte Ltd. (“MIH Internet”) (one of the Company’s major shareholders), MIH B2C Holdings B.V. and Ctrip.com International, Ltd. (“Ctrip”) entered into a share purchase agreement, pursuant to which Ctrip will acquire all of the ordinary shares and Class B Shares currently held by MIH Internet. The completion of such transaction is subject to certain closing conditions, including approval from the Competition Commission of India. If such transaction is completed, based on information provided to the Company by Ctrip as at April 26, 2019, Ctrip will own approximately 49.0% of the aggregate number of our ordinary shares and Class B Shares and a third-party investment entity (to whom Ctrip will transfer certain shares) will own approximately 4.0% of the aggregate number of our ordinary shares and Class B Shares. In addition, on April 26, 2019, the Company entered into an amended and restated investor rights agreement with Ctrip, which will become effective upon closing of such transaction. Among other things, the amended and restated investor rights agreement provides that Ctrip will be entitled to nominate five directors (one of whom will be a resident of Mauritius) to the Company’s board of directors, one of whom will have a casting vote, subject to applicable law and the Nasdaq Rules).

(b)

On April 30, 2019, the Group through one of its Indian Subsidiaries acquired 51% equity interest in Quest2Travel.com India Private Limited (Q2T), a corporate travel management company in India. This investment will help the Company to expand its service offerings to large corporates for their travel requirements. The business acquisition was conducted by entering into a Share Purchase Agreement (SPA) for a cash consideration of USD 14,329. The Group will also acquire the remaining shares of Q2T from the existing shareholders in cash, in three equal tranches, over a three year earn-out period ending March 2022. The earn-out will be based on valuation linked to future profitability of Q2T. The Group is in the process of completing the business combination accounting with respect to this acquisition.

46)	QUARTERLY FINANCIAL DATA (UNAUDITED)

	For the three months ended				Year Ended
	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	March 31, 2019
Revenue(1)
Air ticketing	40,448	41,067	43,506	41,693	166,714
Hotels and packages	76,278	44,860	58,204	58,182	237,524
Bus ticketing	15,081	11,846	14,679	12,139	53,745
Other revenue	5,603	5,836	8,426	8,163	28,028
Total revenue	137,410	103,609	124,815	120,177	486,011
Other income	3	78	78	61	220
Service cost
Procurement cost of hotel and packages services	57,261	29,491	37,156	36,916	160,824
Other cost of providing services	3,103	2,962	4,758	1,765	12,588
Personnel expenses	26,961	28,745	29,645	28,216	113,567
Marketing and sales promotion expenses(1)	55,929	44,755	49,696	41,700	192,080
Other operating expenses	32,984	30,961	33,631	35,719	133,295
Depreciation and amortization	6,718	6,610	6,586	6,903	26,817
Result from operating activities	(45,543)	(39,837)	(36,579)	(30,981)	(152,940)
Loss before tax	(51,196)	(46,995)	(29,493)	(40,939)	(168,623)
Loss for the period	(51,231)	(46,965)	(29,294)	(40,393)	(167,883)

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Note 1 :

Effective April 1, 2018, the Group adopted the new revenue recognition standard, IFRS 15 – Revenue from Contracts with Customers. Post adoption of the new standard, customer inducement/acquisition costs for acquiring customers and promoting transactions across various booking platforms such as upfront cash incentives and select loyalty programs cost, which when incurred were previously recorded as marketing and sales promotion costs, are now being recorded as a reduction of revenue. The Group adopted the new standard by using the cumulative effect method and accordingly the comparative information has not been restated.

	For the three months ended				Year Ended
	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018	March 31, 2018
Revenue
Air ticketing	41,325	40,322	40,474	45,270	167,391
Hotels and packages	134,574	98,274	113,720	93,395	439,963
Bus ticketing	13,001	11,002	13,245	13,684	50,932
Other revenue	3,156	3,319	5,038	5,457	16,970
Total revenue	192,056	152,917	172,477	157,806	675,256
Other income	12	88	174	161	435
Service cost
Procurement cost of hotel and packages services	58,357	32,271	43,730	34,989	169,347
Other cost of providing services	1,819	1,376	1,661	1,674	6,530
Personnel expenses	29,821	29,015	26,894	28,427	114,157
Marketing and sales promotion expenses	133,021	115,947	108,971	93,879	451,818
Other operating expenses	29,599	28,272	32,632	30,063	120,566
Depreciation, amortization and impairment	7,447	7,707	6,931	10,627	32,712
Result from operating activities	(67,996)	(61,583)	(48,168)	(41,692)	(219,439)
Loss before tax	(68,415)	(62,271)	(45,432)	(44,031)	(220,149)
Loss for the period	(68,454)	(62,321)	(45,348)	(44,117)	(220,240)

Exhibit Index

1.1	Constitution of MakeMyTrip Limited (Incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

1.2	Terms of Issue of Class B Shares (Incorporated by reference to Exhibit B to Exhibit 99.1 of the proxy statement on Form 6-K (File No. 001-34837) as filed with the SEC on November 22, 2016).

2.1	Form of ordinary share certificate (Incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

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

2.4

Amended and Restated Investor Rights Agreement dated April 26, 2019 by and between MakeMyTrip Limited and Ctrip.com International, Ltd. (Incorporated by reference to Exhibit 99.1 to Form 6-K (File No. 001-34837) as filed with the SEC on April 26, 2019).

2.5

Transaction Agreement dated October 18, 2016 by and among MakeMyTrip Limited, MIH Internet SEA Pte. Ltd., and solely for the purposes of Article XIII thereof, MIH B2C Holdings B.V. (Incorporated by reference to Exhibit 99.1 to Form 6-K (File No. 001-34837) as filed with the SEC on October 19, 2016).

2.6

Amendment No. 1 to the Transaction Agreement dated January 13, 2017 by and among MakeMyTrip Limited, MIH Internet SEA Pte. Ltd., and solely for the purposes of Article XIII thereof, MIH B2C Holdings B.V. (Incorporated by reference to Exhibit 99.1 to Form 6-K (File No. 001-34837) as filed with the SEC on January 17, 2017).

2.7

Guarantee Agreement dated April 26, 2019 by and among MakeMyTrip Limited, MIH Internet SEA Pte. Ltd. and MIH B2C Holdings B.V. (Incorporated by reference to Exhibit 99.2 to Form 6-K (File No. 001-34837) as filed with the SEC on April 26, 2019).

2.8

Registration Rights Agreement dated October 18, 2016 by and among MIH Internet SEA Pte. Ltd., Travogue Electronic Travel Private Limited, Deep Kalra, Keyur Joshi, Ctrip.com International, Ltd., SB Asia Investment Fund II L.P. and MakeMyTrip Limited (Incorporated by reference to Exhibit 99.4 to Form 6-K (File No. 001-34837) as filed with the SEC on October 19, 2016).

2.9

Form of Share Purchase Agreement dated May 2, 2017 by and between MakeMyTrip Limited and each 2017 Shareholder (Incorporated by reference to Exhibit 99.2 to Form 6-K (File No. 001-34837) as filed with the SEC on May 2, 2017).

2.10

Registration Rights Agreement dated May 2, 2017 by and among MakeMyTrip Limited and the 2017 Shareholders (Incorporated by reference to Exhibit 99.3 to Form 6-K (File No. 001-34837) as filed with the SEC on May 2, 2017).

2.11

Share Purchase Agreement dated May 2, 2017 by and between MakeMyTrip Limited and MIH Internet SEA Pte. Ltd. (Incorporated by reference to Exhibit 2.9 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on July 18, 2017).

2.12

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

4.6

Fourth Amendment to MakeMyTrip 2010 Share Incentive Plan (Incorporated by reference to Exhibit 4.6 to the Form 20-F (File No. 001-34837) as filed with the Securities and Exchange Commission on June 20, 2018).

4.7

Fifth Amendment to MakeMyTrip 2010 Share Incentive Plan (Incorporated by reference to Exhibit 99.2 to the Form 6-K (File No. 001-34837) as filed with the Securities and Exchange Commission on January 24, 2019).

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

4.12

Form of director and executive officer indemnification agreement (Incorporated by reference to Exhibit 4.42 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on July 18, 2017).

4.13

Lease Deed, dated January 20, 2017 by and between DLF Cyber City Developers Limited and MMT India (Incorporated by reference to Exhibit 4.47 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on July 18, 2017).

4.14

Addendum to the Lease Deed, dated January 20, 2017 by and between DLF Cyber City Developers Limited and MMT India (Incorporated by reference to Exhibit 4.48 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on July 18, 2017).

4.15#

Global Agreement dated April 1, 2013 by and between ibibo India and Amadeus IT Group S.A. (Incorporated by reference to Exhibit 4.51 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on July 18, 2017).

4.16#

Side Letter to the Global Agreement dated August 1, 2016 by and between ibibo India and Amadeus IT Group S.A. (Incorporated by reference to Exhibit 4.52 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on July 18, 2017).

4.17

Renewal cum Enhancement of Credit Limits dated June 16, 2017 by and between MMT India and IndusInd Bank (Incorporated by reference to Exhibit 4.29 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 20, 2018).

4.18#

Subscriber Agreement dated August 3, 2017 by and between MMT India and InterGlobe Technologies Quotient Private Limited (Incorporated by reference to Exhibit 4.30 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 20, 2018).

4.19#

Addendum 1 to Subscriber Agreement dated August 3, 2017 by and between MMT India and InterGlobe Technologies Quotient Private Limited (Incorporated by reference to Exhibit 4.31 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 20, 2018).

4.20#

Subscriber Agreement dated August 3, 2017 by and between ibibo India and InterGlobe Technologies Quotient Private Limited (Incorporated by reference to Exhibit 4.32 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 20, 2018).

4.21#

Addendum 1 to Subscriber Agreement dated August 3, 2017 by and between ibibo India and InterGlobe Technologies Quotient Private Limited (Incorporated by reference to Exhibit 4.33 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 20, 2018).

4.22#**	Subscriber Agreement dated March 28, 2019 by and among MMT India, ibibo India and Amadeus India Pvt. Ltd.

4.23**	Sanction Letter for Renewal of Working Capital Facilities dated March 30, 2017 by and between MMT India and HDFC Bank.

4.24**	Addendum Sanction Letter March 28, 2018 by and between MMT India and IndusInd Bank.

8.1**	List of significant subsidiaries of MakeMyTrip Limited.

12.1**	Certification by the Chief Executive Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2**	Certification by the Chief Financial Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1**	Consent of Independent Registered Public Accounting Firm.

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

Notes:

**	Filed herewith
#	Confidential treatment requested at the time of filing or portions of the exhibit have been omitted, as applicable