Form 20-F
period 2020-03-31
MakeMyTrip Ltd
filed 2020-08-17
CIK 1495153

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2020

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

Class	Number of Shares Outstanding as of March 31, 2020
Ordinary shares, $0.0005 par value per share (“ordinary shares”)	63,586,903 shares outstanding
Class B convertible ordinary shares, par value $0.0005 per share (“Class B Shares”)	39,667,911 shares outstanding

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

Yes  ☐            No  ☐

CONVENTIONS USED IN THIS ANNUAL REPORT

In this Annual Report, we refer to information regarding the travel service industry and our competitors from market research reports, analyst reports and other publicly available sources, including the Directorate General of Civil Aviation, the Indian governmental regulatory body for civil aviation, or the DGCA, SimilarWeb, App Annie and the McKinsey Global Institute, or McKinsey.

We conduct our business principally through our Indian subsidiaries, MakeMyTrip (India) Private Limited, or MMT India, and Ibibo Group Private Limited, or Ibibo India, a wholly-owned subsidiary of Ibibo Group Holdings (Singapore) Pte. Ltd. (together with its subsidiaries, including Ibibo India, the “ibibo Group”), which we acquired from MIH Internet SEA Pte. Ltd., or MIH Internet, on January 31, 2017. Our other key operating subsidiaries include ITC Bangkok Co., Ltd., Thailand, the main operating entity of the group of companies known as the ITC Group; Luxury Tours & Travel Pte Ltd, Singapore, or Luxury Tours; Luxury Tours (Malaysia) Sdn. Bhd., or Luxury Tours (Malaysia); MakeMyTrip Inc., or MMT USA; Bitla Software Private Limited, or Bitla; and Quest2Travel.com India Private Limited, or Quest2Travel, acquired on April 30, 2019. In this Annual Report, unless otherwise stated or unless the context otherwise requires, references to “we,” “us,” “our,” “our company” or “our group” are to MakeMyTrip Limited and its subsidiaries collectively, and references to “our holding company” are to MakeMyTrip Limited on a standalone basis.

In this Annual Report, references to “US,” the “United States” or “USA” are to the United States of America, its territories and its possessions, references to “India” are to the Republic of India, references to “Colombia” are to the Republic of Colombia, references to “Indonesia” are to the Republic of Indonesia, references to “Mauritius” are to the Republic of Mauritius, references to “Peru” are to the Republic of Peru, references to “Singapore” are to the Republic of Singapore, references to “Malaysia” are to the Federation of Malaysia and references to “Thailand” are to the Kingdom of Thailand. References to “$,” “dollars” or “US dollars” are to the legal currency of the United States and references to “Rs.,” “Rupees” or “Indian Rupees” are to the legal currency of India. In this Annual Report, references to “customers” are to our end customers or travelers and references to “suppliers” are to our travel suppliers.

Solely for the convenience of the reader, this Annual Report contains translations of certain Indian Rupee amounts into US dollars at specified rates. Except as otherwise stated in this Annual Report, all translations from Indian Rupees to US dollars are based on the noon buying rate of Rs. 75.39 per $1.00 in the City of New York for cable transfers of Indian Rupees, as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2020. No representation is made that the Indian Rupee amounts referred to in this Annual Report could have been or could be converted into US dollars at such rates or any other rates. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Unless otherwise indicated, the consolidated statement of profit or loss and other comprehensive income (loss) and related notes for fiscal years 2018, 2019 and 2020 and consolidated statement of financial position as of March 31, 2019 and 2020 included elsewhere in this Annual Report have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. References to a particular “fiscal year” are to our fiscal year ended March 31 of that year. Our fiscal quarters end on June 30, September 30, December 31 and March 31. References to a year other than a “fiscal” year are to the calendar year ended December 31. Our financial and operating results for fiscal year 2017 include the financial and operating results of the ibibo Group for the two months ended March 31, 2017 following the completion of our acquisition of the ibibo Group on January 31, 2017 and for the full year in fiscal years 2018, 2019 and 2020.

CERTAIN KEY PERFORMANCE INDICATORS AND NON-IFRS MEASURES

We  refer to certain non-IFRS measures in various places within this Annual Report, including “Adjusted Operating Profit (Loss),” “Adjusted Net Profit (Loss),” and “Adjusted Diluted Earnings (Loss) per Share”. We also refer to certain key performance indicators within this Annual Report including “Adjusted Margin” and “Adjusted Margin %”.

For a description of the components and calculation of “Adjusted Operating Profit (Loss),” Adjusted Net Profit (Loss),” and “Adjusted Diluted Earnings (Loss) per Share” and a reconciliation of these non-IFRS measures to the most directly comparable IFRS measures, see “Item 5. Operating and Financial Review and Prospects — Certain Key Performance Indicators and Non-IFRS Measures” elsewhere in this Annual Report. We believe that our current calculations of Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per Share represent a balanced approach to adjusting for the impact of certain discrete, unusual or non-cash items and other items such as customer inducement costs in the nature of customer incentives, customer acquisition costs and loyalty program costs which are useful in measuring our operating results and provide useful information to investors and analysts.

We evaluate our financial performance in each of our reportable segments based on our key performance indicator, Adjusted Margin, a segment profitability measure, which represents IFRS revenue after adding back customer inducement costs in the nature of customer incentives, customer acquisition costs and loyalty program costs which are reported as a reduction of revenue, and deducting the cost of acquisition of services primarily relating to sales to customers where the company acts as the principal. In fiscal year 2019 and previously in fiscal year 2020, we referred to Adjusted Margin as “Adjusted Revenue”. We believe Adjusted Margin is a more accurate representation reflecting the margins in the business. In fiscal year 2018 and earlier years, this segment profitability measure was referred to as Revenue less Service Cost and calculated as revenue as per IFRS to which certain customer inducement costs recorded as a reduction of revenue are added back, and cost for the acquisition of relevant services and products for sale to customers are deducted. Similarly, in fiscal year 2019, we changed our key performance indicator “Net Revenue Margin” to “Adjusted Revenue Margin”, and at the end of fiscal year 2020, we changed the name of this non-IFRS measure from “Adjusted Revenue Margin” to “Adjusted Margin %”. Net Revenue Margin was calculated as Revenue less Service Cost as a percentage of gross bookings and Adjusted Margin % (previously referred to as Adjusted Revenue Margin) is calculated as Adjusted Margin (previously referred to as Adjusted Revenue) as a percentage of gross bookings. The impact of these changes from Revenue less Service Cost to Adjusted Margin and from Net Revenue Margin to Adjusted Margin % on the comparative numbers for the previous years is not material and accordingly, the Adjusted Margin and Adjusted Margin % information for the years ended March 31, 2016, 2017 and 2018 in this Annual Report is our previously reported Revenue less Service Cost and Net Revenue Margin information for such years and have not been adjusted. The presentation of these segment profitability measures and key performance indicators is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our Adjusted Margin and Adjusted Margin % may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

Our Consolidated Statement of Profit or Loss and Other Comprehensive Income (Loss) reports customer inducement costs as a reduction of revenue in the respective revenue lines. Our revenues are recognized on a “net” basis when we are acting as an agent, and on a “gross” basis when we are acting as a principal. See “Item 5. Operating and Financial Review and Prospects — Our Revenue, Service Cost and Other Revenue and Expenses — Revenue.” Income from packages, including income on airline tickets sold to customers as a part of tours and packages is accounted for on a gross basis as the Company controls the services before they are transferred to travelers. Revenue from the packages business which is accounted for on a “gross” basis represents the total amount paid by customers for these travel services and products, while our cost of procuring the relevant services and products for sale to our customers in this business is classified as service cost. We believe that Adjusted Margin reflects the value addition of the travel services that we provide to customers in our packages business where we are the principal and is similar to the revenue on a “net” basis for our air ticketing, hotels, and bus ticketing business where we act as an agent.

We believe that our current calculations of Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss), Adjusted Margin % and Adjusted Diluted Earnings (Loss) per Share represent a balanced approach to adjusting for the impact of certain discrete, unusual or non-cash items and other items such as customer inducement costs in the nature of customer incentives, customer acquisition costs and loyalty program costs which are useful in measuring our operating results and provide useful information to investors and analysts. We believe that investors and analysts in our industry use these non-IFRS measures and key performance indicators to compare our company and our performance to that of our global peers.

The IFRS measures most directly comparable to “Adjusted Operating Profit (Loss),” “Adjusted Net Profit (Loss)” and “Adjusted Diluted Earnings (Loss) per Share” are results from operating activities, profit (loss) for the year and diluted earnings (loss) per share, respectively. Each item is more fully explained in “Item 5. Operating and Financial Review and Prospects.” We believe that adjustments to these IFRS measures are representative of operating results of the Company and provide useful information to investors and analysts. A limitation of using Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per Share instead of operating profit (loss), net profit (loss) and diluted earnings (loss) per share calculated in accordance with IFRS as issued by the IASB is that these non-IFRS measures exclude a recurring cost, namely share-based compensation. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per Share. The presentation of these non-IFRS measures is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. For further information and a reconciliation of these non-IFRS measures to the most directly comparable IFRS measures, see “Item 5. Operating and Financial Review and Prospects — Certain Key Performance Indicators and Non-IFRS Measures” elsewhere in this Annual Report.

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

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information — D. Risk Factors,” and the following:

•	the impact of the COVID-19 (as defined herein) pandemic on our business, the travel industry and the economy of India and elsewhere generally;

•   our ability to maintain and expand our supplier relationships;

•	our reliance on technology;
•	our ability to expand our business, implement our strategy and effectively manage our growth;
•	our ability to successfully implement our growth strategy;
•	our ability to attract, train and retain executives and other qualified employees;
•	the potential for disruptive competition in the Indian travel industry;
•	risks associated with online commerce security;
•	political and economic stability in and around India, Thailand, and other key travel destinations in Asia, Europe and Latin America; and
•

the effect of the material weakness that our management has identified in our internal control over financial reporting and our ability to implement and maintain effective internal control over financial reporting.

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

A. Selected Consolidated Financial Data

The following selected consolidated statement of profit or loss and other comprehensive income (loss) data for fiscal years 2018, 2019 and 2020 and the selected consolidated statement of financial position data as of March 31, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report.

The selected consolidated statement of profit or loss and other comprehensive income (loss) data for fiscal years 2016 and 2017 and the selected consolidated statement of financial position data as of March 31, 2016, 2017 and 2018 have been derived from our audited consolidated financial statements not included in this Annual Report. Our financial and operating results for fiscal year 2017 include the financial and operating results of the ibibo Group for the two months ended March 31, 2017 following the completion of our acquisition of the ibibo Group on January 31, 2017, and for the full year in fiscal years 2018, 2019 and 2020. The financial data set forth below should be read in conjunction with, and is qualified by reference to, “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and notes thereto included elsewhere in this Annual Report. Our consolidated financial statements are prepared and presented in accordance with IFRS as issued by the IASB. Our historical results do not necessarily indicate results expected for any future period.

	Fiscal Year Ended March 31,
	2016	2017	2018	2019	2020
	(in thousands, except per share data and share count)
Consolidated Statement of Profit or Loss and Other Comprehensive Income (Loss) Data:
Revenue:
Air ticketing	$78,172	$118,514	$167,391	$166,714	$174,361
Hotels and packages	251,713	314,254	439,963	237,524	235,814
Bus ticketing(1)	696	5,615	50,932	53,745	65,009
Other revenue	5,473	9,233	16,970	28,028	36,345
Total revenue	336,054	447,616	675,256	486,011	511,529
Other income	1,014	363	435	220	1,063
Service cost:
Procurement cost of hotels and packages services	(165,264)	(173,919)	(169,347)	(160,824)	(141,404)
Other cost of providing services	(1,770)	—	(6,530)	(12,588)	(12,916)
Personnel expenses	(49,018)	(73,736)	(114,157)	(113,567)	(129,836)
Marketing and sales promotion Expenses	(108,966)	(224,424)	(451,818)	(192,080)	(166,603)
Other operating expenses	(67,954)	(81,585)	(120,566)	(133,295)	(185,401)
Depreciation, amortization and impairment	(10,923)	(20,077)	(32,712)	(26,817)	(33,682)
Impairment of goodwill	—	(9,625)	—	—	(272,160)
Results from operating activities	(66,827)	(135,387)	(219,439)	(152,940)	(429,410)
Net finance income (costs)	(18,741)	26,979	1,288	(4,870)	(18,071)
Impairment in respect of an equity-accounted investee	(959)	—	—	(9,926)	—
Share of loss of equity-accounted Investees	(1,860)	(1,702)	(1,998)	(887)	(65)
Loss before tax	(88,387)	(110,110)	(220,149)	(168,623)	(447,546)
Income tax benefit (expense)	(155)	(193)	(91)	740	29
Loss for the year	$(88,542)	$(110,303)	$(220,240)	$(167,883)	$(447,517)
Loss per share (including Class B Shares):
Basic	$(2.12)	$(2.09)	$(2.18)	$(1.61)	$(4.26)
Diluted	$(2.12)	$(2.09)	$(2.18)	$(1.61)	$(4.26)
Weighted average number of shares outstanding (including Class B Shares):
Basic	41,714,518	52,607,986	100,394,080	103,989,421	105,190,507
Diluted	41,714,518	52,607,986	100,394,080	103,989,421	105,190,507

(1)

Until March 31, 2018, for internal reporting purposes, our “Bus Ticketing” revenue was included under the “Other” segment. Effective April 1, 2018, we changed the composition of our operating segments which has resulted in “Bus Ticketing” now being reported as a separate segment. Following this change in the composition of our reportable segments, we restated the corresponding items of segment information for fiscal years 2017 and 2018. In addition, Bus Ticketing revenue information for fiscal year 2016 has been presented for comparative purposes.

The following table sets forth a summary of our consolidated statement of financial position as of March 31, 2016, 2017, 2018, 2019 and 2020:

	As of March 31,
	2016	2017	2018	2019	2020
	(in thousands)
Consolidated Statement of Financial Position Data:
Trade and other receivables, net	$29,168	$37,284	$58,315	$55,462	$56,065
Term deposits	169,312	95,673	202,335	134,133	38,030
Cash and cash equivalents	53,434	101,704	187,647	177,990	129,881
Net current assets	157,925	128,787	340,614	236,075	99,151
Total assets	400,989	1,544,784	1,765,456	1,570,286	1,083,211
Total equity	77,609	1,405,462	1,558,932	1,357,368	862,292
Loans and borrowings	197,300	749	652	707	25,584	(1)
Trade and other payables	110,296	121,563	181,430	110,970	70,747
Total liabilities	323,380	139,322	206,524	212,918	220,919
Total equity and liabilities	$400,989	$1,544,784	$1,765,456	$1,570,286	$1,083,211

(1)

Includes $24.6 million of lease liabilities on account of adoption of IFRS 16 Leases from April 1, 2019. See Notes 4 and 29 to the accompanying consolidated financial statements in Item 18 for more information.

Other Data:

The following table sets forth, for the periods indicated, certain selected consolidated financial and other data:

	Fiscal Year Ended March 31,
	2016	2017	2018	2019	2020
	(in thousands, except percentages)
Unit Metrics(1)
Air Ticketing - Flight segments(2)	*	20,560	33,339	39,485	42,054
Hotels and Packages - Room nights(3)	*	10,535	21,911	26,611	29,647
Standalone Hotels - Online(4) - Room nights(3)	*	9,102	20,998	25,911	29,043
Bus Ticketing - Travelled tickets	*	5,479	39,570	61,464	78,582

Adjusted Margin:(5)
Air Ticketing	$76,402	$118,514	$202,064	$234,153	$249,720
Hotels and Packages	86,449	140,335	313,684	351,615	360,116
Bus Ticketing(6)	696	5,615	44,402	58,825	75,637
Others	5,473	9,233	16,970	28,831	37,947

Gross Bookings:(7)
Air Ticketing	$1,275,748	$1,545,152	$2,704,522	$3,214,545	$3,581,267
Hotels and Packages	565,765	745,136	1,389,623	1,515,464	1,626,732
Bus Ticketing	*	63,273	496,920	716,135	885,736
Adjusted Margin %:(8)
Air Ticketing	6.0%	7.7%(9)	7.5%	7.3%	7.0%
Hotels and Packages	15.3%	18.8%	22.6%	23.2%	22.1%
Bus Ticketing	*	8.9%	8.9%	8.2%	8.5%

Notes:

(1)

In fiscal year 2019, we discontinued tracking of our number of air ticketing and hotels and packages transactions as measures of our business performance in our air ticketing and hotels and packages segments. Instead, we began tracking flight segments in our air ticketing business, room nights in our hotel and packages business and travelled tickets in our bus ticketing business. Information on these measures for fiscal years 2017 and 2018 have been presented for comparative purposes. Information on these measures for fiscal year 2016 is not available and denoted by *.

(2)	A “flight segment” is a flight between two cities, whether or not such flight is part of a larger or longer itinerary.
(3)

“Room nights,” also referred to as a “hotel-room nights,” is the total number of hotel rooms occupied by a customer or group, multiplied by the number of nights that such customer or group occupies those rooms.

(4)	“Standalone Hotels – Online” are Standalone Hotels booked on desktops, laptops, mobiles and other online platforms.
(5)

The key travel services the Company offers are booking of air tickets, hotels and packages and bus tickets. Income from the sale of airline tickets, hotel room nights and bus tickets is recognized as an agent on a “net” commission earned basis, as the Company does not assume any performance obligation relating to the service. In our packages business, the Company acts as the primary obligor for such packages since the Group controls the services before such services are transferred to the traveler and accordingly, the revenue for packages is accounted for on a “gross” basis.

As certain parts of our revenue are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance in each of our reportable segments based on Adjusted Margin, which is a segment profitability measure, as we believe that Adjusted Margin reflects the value addition of the travel services that we provide to our customers. The presentation of this segment profitability information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our Adjusted Margin may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

The following table reconciles our revenue (an IFRS measure) to Adjusted Margin (a segment profitability measure):

	Air Ticketing					Hotels and Packages
	Fiscal Year Ended March 31,					Fiscal Year Ended March 31,
	2016	2017	2018	2019	2020	2016	2017	2018	2019	2020
	(in thousands)
Revenue as per IFRS(a)	$78,172	$118,514	$167,391	$166,714	$174,361	$251,713	$314,254	$439,963	$237,524	$235,814
Add: Customer inducement costs recorded as a reduction of revenue	—	—	34,673	68,632	75,779	—	—	43,068	274,915	265,706
'Less: Service Cost as per IFRS	1,770	—	—	1,193	420	165,264	173,919	169,347	160,824	141,404
Adjusted Margin	$76,402	$118,514	$202,064	$234,153	$249,720	$86,449	$140,335	$313,684	$351,615	$360,116

	Bus Ticketing					Others
	Fiscal Year Ended March 31,					Fiscal Year Ended March 31,
	(in thousands)
	2016	2017	2018	2019	2020	2016	2017	2018	2019		2020
Revenue as per IFRS(a)	$696	$5,615	$50,932	$53,745	$65,009	$5,473	$9,233	$16,970	$28,028		$36,345
Add: Customer inducement costs recorded as a reduction of revenue	—	—	—	$13,950	$17,688	—	—	—	861		1,985
'Less: Service Cost as per IFRS	—	—	6,530	8,870	7,060	—	—	—	58	[b]	383	[b]
Adjusted Margin	$696	$5,615	$44,402	$58,825	$75,637	$5,473	$9,233	$16,970	$28,831		$37,947

“a” Effective April 1, 2018, we adopted the new revenue recognition standard IFRS 15, where customer inducement costs have been recorded as a reduction of revenue. We have adopted the new standard by using the cumulative effect method and accordingly the comparative information has not been restated.

“b”Loyalty program costs amounting to $2.5 million and $5.1 million have been excluded from service cost for the fiscal years 2019 and 2020, respectively, relating to “Others”.

(6)

Until March 31, 2018, for internal reporting purposes, our “Bus Ticketing” revenue was included under the “Others” segment. Effective April 1, 2018, we changed the composition of our operating segments which has resulted in “Bus Ticketing” now being reported as a separate segment. Following this change in the composition of our reportable segments, we have restated the corresponding items of segment information for fiscal years 2017 and 2018. In addition, Bus Ticketing revenue information for fiscal year 2016 has been presented for comparative purposes. Bus ticketing gross booking information for fiscal year 2016 is not available and denoted by *.

(7)

Gross bookings represent the total amount paid by our customers for the travel services and products booked through us, including taxes, fees and other charges, and are net of cancellations, discounts and refunds.

(8)	Adjusted Margin % is defined as Adjusted Margin as a percentage of gross bookings.
(9)

In fiscal year 2017, we recognized incremental revenue of $9.2 million based on quarterly evaluation of trends of refund rights exercised by our customers along with a change in the estimate for provisions for cancelled tickets pursuant to confirmation from a supplier. Excluding such incremental revenue, our Adjusted Margin % for air ticketing for fiscal year 2017 would be 7.1%.

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

Risks Related to Us and Our Industry

The COVID-19 pandemic has had, and is expected to have, a material adverse effect on the travel industry and our business, financial condition, results of operations and cash flows.

An outbreak of a novel strain of coronavirus, or SARS-CoV-2, which causes the COVID-19 disease, was identified in Wuhan, China in December 2019 and was subsequently recognized as a pandemic by the World Health Organization on March 11, 2020. The COVID-19 pandemic has severely restricted the level of economic activity around the world, and the travel and tourism sector is one of the sectors that have been impacted most severely. In response to the COVID-19 pandemic, the government in India and governments in many countries and regions have implemented containment measures, such as imposing restrictions on travel and business operations and advising or requiring individuals to drastically limit the time spent outside of their homes. The ability to travel has been curtailed by city, state and national border closures, mandated travel restrictions and limited operations of airlines and hotels. Many of our customers and suppliers, including hotels and airlines, drastically curtailed their service offerings or ceased operations entirely. These measures are being continuously re-evaluated by the relevant authorities, and whether these measures are eased, continued or increased is outside of our control or ability to predict.

The measures implemented to contain and mitigate the COVID-19 pandemic have had, and are currently expected to continue to have, a significant negative effect on our business, financial condition, results of operations and cash flows. Further, we cannot predict the impact that future regulatory actions in India or elsewhere may have on our business, financial condition, results of operations and cash flows. In the fourth quarter of fiscal year 2020, we experienced, and expect to continue to experience, a significant decline in travel demand resulting in significant customer cancellations and refund requests and reduced new orders relating to international and domestic travel and lodging. We observed a significant decrease in supply of domestic transportation tickets and international air tickets in response to comprehensive containment measures in India and international regions. In the fourth quarter of fiscal year 2020, as a result of the significant negative impact related to the COVID-19 pandemic on the travel industry, our stock price and market capitalization, we performed a quantitative assessment of goodwill and, following that assessment, we recorded an impairment charge of our goodwill amounting to $272.2 million primarily related to our Goibibo business, which we had acquired in fiscal year 2017.

As a result of the COVID-19 pandemic outbreak, the Group’s businesses, results of operation, financial positions and cash flows were materially and adversely affected at the end of fourth quarter of fiscal year 2020 with continuing impact in the subsequent periods. Domestic and international travel restrictions imposed in India materially disrupted our revenue lines after the fiscal year end. Such restrictions have continued for the greater part of the first quarter of fiscal year 2021 with only some domestic travel and government approved international travel operations commencing in June 2020. This has resulted in our revenue declining more than 90% during the first quarter of fiscal year 2021. The decline in revenue has been offset by corresponding decline in all direct transaction related expenses such as service cost, marketing and sales promotion expenses and payment gateway charges. However, such restrictions remain unpredictable as to their timing and may evolve in response to the evolution of the COVID-19 pandemic in India. Beginning in April 2020, we have implemented various cost saving measures in response to current market conditions. These include compensation cuts of up to 100% of salary for our Group Executive Chairman and Group CEO, approximately 50% salary reductions for the rest of the senior management team and smaller reductions for the rest of our managerial positions. We have also significantly ramped down our outsourced teams at our call centers and our offline team managing corporate events. We are optimizing our IT infrastructure costs, our office costs and various other general and administrative expense. Apart from reductions in fixed costs, we are also reducing our variable costs including marketing and sales promotions and payment gateway costs. We have also cancelled all discretionary spends such as events, trainings and brand building. We expect some of these cost saving measures to remain in place at least through the beginning of fiscal year 2021. In light of our shift in focus away from offline sales channels as well as continuing effort to optimize fixed costs, we are also closing our company-owned offline retail stores in India.

Our business and the travel industry in general is particularly sensitive to reductions in personal and business-related discretionary travel and spending levels. The COVID-19 pandemic could continue to impede global economic activity, even as restrictions are lifted, leading to decreased per capita income and disposable income, increased and prolonged unemployment or a decline in consumer confidence, all of which could significantly reduce discretionary travel and spending by individuals and businesses. In turn, that could have a negative impact on demand for our services and could lead us, our suppliers or our competitors to reduce prices or offer incentives to attract travelers, despite already operating in a highly competitive industry. Such circumstances or developments could have a material adverse impact on our business, financial condition, results of operations and cash flows. We cannot reasonably estimate the impact of the COVID-19 pandemic on our future revenues, results of operations, cash flows, liquidity or financial condition, but such impacts have been and will likely continue to be significant for the foreseeable future.

Declines or Disruptions in the Travel Industry Could Adversely Affect Our Business and Financial Performance.

Our business and financial performance is affected by the health of the travel industry in India and worldwide, including changes in supply and pricing. Events specific to the travel industry that could negatively affect our business include changes in the commercial aviation landscape, fare increases, travel-related strikes, aviation accidents or labor unrest, general civil unrest, fuel price volatility and bankruptcies or liquidations of our suppliers. For example, the COVID-19 pandemic has had a significant negative impact on the travel industry in India, including our business, and around the world. According to a July 2020 report by CRISIL Research, air passenger traffic in India’s domestic and international sectors is expected to shrink by 40-45% and 60-65%, respectively, in 2020, with Indian carriers expected to log operating losses despite lower crude oil prices and airline bankruptcies possible around the world. Even if domestic and international air passenger traffic begins to return to pre-pandemic levels, public health and safety regulations or restrictions imposed in India or elsewhere and other factors may delay or impede recovery in the travel industry. For more information, see “– The COVID-19 pandemic has had, and is expected to have, a material adverse effect on the travel industry and our business, financial condition, results of operations and cash flows.”

Political and social unrest, including in India, the Middle East, Southeast Asia, Europe, and the Maldives has also adversely impacted travel to and within India at times in the past. Such events, particularly in the Middle East, also impact crude oil prices which may have an adverse impact on the travel industry globally, including our business. Sudden disruptions in travel have also followed terrorist attacks carried out internationally, such as in the United States, Sri Lanka, Paris, Brussels and the United Kingdom, as well as domestically in India.  Adverse weather conditions or other natural disasters, such as the April 2019 cyclone in Odisha (India), the April 2015 Nepal earthquake, the September 2014 Kashmir (India) floods and pandemic situations. In addition, the drop in the average value of the Indian Rupee as compared to the US dollar in fiscal year 2020 adversely impacted the Indian travel industry as it made travel for Indian consumers outside of India more expensive.

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

Additionally, our business is sensitive to safety concerns, and thus our business has in the past declined and may in the future decline after incidents of actual or threatened terrorism, during periods of political instability or conflict or during other periods in which travelers become concerned about safety issues, including as a result of natural disasters such as tsunamis or earthquakes or when travel might involve health-related risks, such as the COVID-19 virus, Ebola virus disease, Middle East respiratory syndrome, the influenza A virus (H1N1), avian flu (H5N1 and H7N9), Severe Acute Respiratory Syndrome, the Zika virus or other epidemics or pandemics. In addition, there may be work stoppages or labor unrest at airlines or airports. Acts of terrorism and adverse weather conditions or other natural disasters such as those mentioned above may also in the future have a negative impact on our tourism business. Hotels, airlines, airports and cruises have in recent years been the subject of terrorist attacks in India, Spain, Egypt, Russia, Turkey, Sri Lanka, France, Belgium and the United Kingdom. Such events are outside our control and could result in a significant decrease in demand for our travel services. Any such decrease in demand, depending on its scope and duration, together with any other issues affecting travel safety, could significantly and adversely affect our business and financial performance over the short and long term. The occurrence of such events could result in disruptions to our customers’ travel plans and we may incur additional costs and constrained liquidity if we provide relief to affected customers by not charging cancellation fees or by refunding the cost of airline tickets, hotel reservations and other travel services and products. If there is a prolonged substantial decrease in travel volumes, particularly air travel and hotels, for these or any other reasons, our business, financial condition and results of operations would be adversely affected.

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

Unfavorable changes in the above factors or in other business and economic conditions affecting our customers could result in fewer reservations made through our websites and/or lower our Adjusted Margin %, and have a material adverse effect on our financial condition and results of operations.

The global economy may be adversely impacted by unforeseen events beyond our control including incidents of actual or threatened terrorism, regional hostilities or instability, unusual weather patterns, natural disasters, political instability and health concerns (including epidemics or pandemics), defaults on government debt, tax increases and other matters that could reduce discretionary spending, tightening of credit markets and further declines in consumer confidence. For example, the COVID-19 pandemic has had a significant negative impact on the travel industry in India, including our business, and around the world. See also “– The COVID-19 pandemic has had, and is expected to have, a material adverse effect on the travel industry and our business, financial condition, results of operations and cash flows.” In addition, the uncertainty of macro-economic factors and their impact on consumer behavior, which may differ across regions, makes it more difficult to forecast industry and consumer trends and the timing and degree of their impact on our markets and business, which in turn could adversely affect our ability to effectively manage our business and adversely affect our results of operations. The weakness and uncertainty in the global economy have negatively impacted both corporate and consumer spending patterns and demand for travel services, globally and in India, and may continue to do so in the future.

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

If We Are Unable to Maintain Existing, and Establish New, Arrangements with Travel Suppliers, Our Business May Be Adversely Affected.

Our business is dependent on our ability to maintain our relationships and arrangements with existing suppliers, such as airlines which supply air tickets to us directly, Amadeus IT Group SA, Travelport Worldwide Ltd and Trip.com (our majority shareholder and formerly known as Ctrip.com International Ltd), our global distribution system, or GDS, service providers, Indian Railways, hotels, hotel suppliers and destination management companies, bus operators and car hire companies, as well as our ability to establish and maintain relationships with new travel suppliers. A substantial portion of our Revenue and Adjusted Margin is derived from fees and commissions negotiated with travel suppliers for bookings made through our websites, mobile platforms or via our other distribution channels. Adverse changes in existing arrangements, including an inability by any travel supplier to fulfill their payment obligation to us in a timely manner, increasing industry consolidation or our inability to enter into or renew arrangements with these parties on favorable terms, if at all, could reduce the amount, quality, pricing and breadth of the travel services and products that we are able to offer, which could adversely affect our business and financial performance. For example, we have experienced short-term disruptions in the supply of tickets from domestic airlines in the past.

In addition, adverse economic developments affecting the travel industry could also adversely impact our ability to maintain our existing relationships and arrangements with one or more of our suppliers. In particular, adverse changes to the overall business and financial climate for the airline industry in India due to various factors including, but not limited to, rising fuel costs, high taxes, significant depreciation of the Indian Rupee as compared to the US dollar making travel for Indian consumers outside India more expensive, and increased liquidity constraints, could affect the ability of one or more of our airline suppliers to continue to operate or otherwise meet our demand for tickets, which, in turn, could materially and adversely affect our financial results. In addition, adverse changes to the overall business and financial climate for the airline industry in India due to various factors including, but not limited to, rising fuel costs, high taxes, significant depreciation of the Indian Rupee as compared to the US dollar making travel for Indian consumers outside India more expensive, and increased liquidity constraints, resulted in airlines in India reducing the base commissions paid to travel agencies. The COVID-19 pandemic has had a significant negative impact on the travel industry in India, including our business, and around the world. For more information, see “Risk Factors – Risks Relating to Us and Our Industry – The COVID-19 pandemic has had, and is expected to have, a material adverse effect on the travel industry and our business, financial condition, results of operations and cash flows.”

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

We have made significant investments in our ongoing customer inducement and acquisition programs in recent years, such as cash incentives and select loyalty program incentive promotions, to accelerate growth in our standalone hotel booking business in response to increased competition in the domestic travel market in India, although most recently we significantly reduced our marketing and sales promotion and advertising activities in response to the decline in travel industry activity due to the impact of the COVID-19 pandemic and also in line with our strategy of optimizing our marketing and sales promotion spend. This was the primary factor that resulted in our net loss of  $(220.2) million and $(167.9) in fiscal years 2018 and 2019, respectively. In fiscal year 2020, our net loss was $(447.5) million, of which $(302.9) million was the result of an impairment of goodwill and provision for litigations.

No assurance can be given that our agreements or arrangements with our travel suppliers or GDS service providers will continue. In addition, our travel suppliers or GDS service providers may further reduce or eliminate fees or commissions or attempt to charge us for content, terminate our contracts, make their products or services unavailable to us as part of exclusive arrangements with our competitors or default on or dispute their payment or other obligations towards us, any of which could reduce our revenue and Adjusted Margin % or may require us to initiate legal or arbitral proceedings to enforce their contractual payment obligations, which may adversely affect our business and financial performance. See also “— Some of Our Airline Suppliers (Including Our GDS Service Providers) May Reduce or Eliminate the Commission and Other Fees They Pay to Us for the Sale of Air Tickets and This Could Adversely Affect Our Business and Results of Operations.”

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

We Have Sustained Operating Losses in the Past and May Continue to Experience Operating Losses in the Future.

We sustained operating losses in fiscal years from 2013 to 2020 and in all our fiscal years prior to and including fiscal year 2010. While we generated operating profits in fiscal years 2011 and 2012, there can be no assurance that we will be able to return to profitability or that we can avoid operating losses in the future. We expect to continue making investments in mobile technology, marketing and sales promotion (including brand building) and customer acquisition programs and expanding our hotels and packages offerings as part of our long-term strategy to increase the net revenue contribution of our hotels and packages business and to increase the share of outbound travel from India. The degree of increases in these expenses will be largely based on anticipated organizational growth and revenue trends, the competitive environment, pricing trends and trends in online penetration of the Indian travel market. As a result, any decrease or delay in generating additional sales volumes and revenue could result in substantial operating losses in recent years we made significant investments in our ongoing customer inducement and acquisition programs, such as cash incentives and select loyalty program incentive promotions, to accelerate growth in our standalone hotel booking business in response to increased competition in the domestic travel market in India. This was the primary factor that resulted in our net loss of  $(220.2) million and $(167.9) in fiscal years 2018 and 2019, respectively. In fiscal year 2020, our net loss was $(447.5) million, of which $(302.9) million was the result of an impairment of goodwill and provision for litigations.

The Travel Industry in India and Worldwide is Highly Competitive, and We May Not Be Able to Effectively Compete in the Future.

The market for travel services and products is highly competitive. We compete with established and emerging providers of travel services and products, including other online travel agencies such as Yatra.com, Booking.com, Cleartrip.com, and Expedia.com, and offline traditional travel agencies, tour operators and travel suppliers. We also face increasing competition from payment platforms, online marketplaces, search engines and intermediaries that also offer travel services. Many large, established internet search engines who offer travel services, and meta-search companies who can aggregate travel search results also compete with us for customers. Consumers may favor travel services offered by meta-search platforms or search companies over online travel companies such as ours, which could reduce traffic to our online platforms and require us to further increase our expenditures on marketing and other customer acquisition. The Indian market is highly competitive, and current and new competitors may be able to launch new services at a lower cost. In the hotels and packages segment, we primarily compete with traditional travel players such as Thomas Cook, Travel Triangle and others in packages offerings, as well as online travel agencies in the case of standalone hotel bookings and new entrants.

Factors affecting our competitive success include, among other things, price, availability and breadth of choice of travel services and products, brand recognition, customer service, fees charged to travelers, ease of use, accessibility and reliability. Certain of our competitors have launched brand marketing campaigns to increase their visibility with customers. In addition, many large hotel chains and Over the Counter chains have launched initiatives, such as increased discounting and incentives, to encourage consumers to book accommodations through their websites. Discounting and couponing coupled with a high degree of consumer shopping behavior is particularly common in Asian markets we operate in, while brand loyalty in such markets is less important. In some cases, our competitors are willing to make little or no profit on a transaction, or offer travel services at a loss, in order to gain market share. Some of our competitors have significantly greater financial, marketing, personnel and other resources than us and certain of our competitors have a longer history of established businesses and reputations in the Indian travel market (particularly in the hotels and packages business) as compared with us. From time to time we may be required to reduce service fees and Adjusted Margin % in order to compete effectively and maintain or gain market share.

Over the years, there has been a proliferation of new channels through which accommodation providers can offer reservations as the market for travel services has evolved. For example, several leading online travel companies now allow alternative accommodation property owners, particularly individuals, to list alternative accommodations on their platforms, which has resulted in direct competition with our alternative accommodation services. Further, we may also face increased competition from new entrants in our industry, some of whom may offer discounted rates and other incentives from time to time. We cannot assure you that we will be able to successfully compete against existing or new competitors in our existing lines of business as well as new lines of business into which we may venture. If we are not able to compete effectively, our business and results of operations may be adversely affected.

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

We Have Incurred and May Continue to Incur Significant Expenses to Grow Our Businesses, Including Marketing and Sales Promotion Expenses.

In order to drive our growth strategy in the hotels business, in the past we have incurred increased marketing and sales promotion expenses. Over the last few years we have also made significant investments in customer acquisition through our customer inducement programs such as cash incentives and select loyalty program incentive promotions, to accelerate growth in our standalone hotel booking business in response to increased competition in the domestic travel market in India. We may continue to incur such expenses in future, including expenses associated with our strategy of converting our traditional offline customers into online customers. We have incurred and expect to continue to incur significant expenses associated with customer inducement and acquisition programs in our hotels and packages business to offer cash incentives and select loyalty program incentive promotions from time to time on our booking platforms. We may also increase our marketing and sales promotion expenses as a result of our expansion into new markets and such expenses may not be offset by increased revenue particularly at the initial commencement of business in these new markets. We may also be required to lower our fees and commissions charged to hotel suppliers to retain and increase our market share in response to competitors that are able to negotiate better rates and higher performance linked and other incentives from such suppliers, including new entrants with greater financial resources than us. We may also incur increasing marketing and sales promotion expenses as we grow our redBus business (which we acquired as part of our acquisition of the ibibo Group), which competes with, among others, Abhibus, Paytm and other regional competitors. Such expenses and any loss of revenue from competitive pressures may adversely affect our business, financial condition and results of operations.

We have identified a material weakness in our internal control over financial reporting. We cannot assure you that additional material weaknesses will not be identified in the future. Our failure to implement and maintain effective internal control over financial reporting could result in material misstatements in our financial statements which could require us to restate financial statements in the future, cause investors to lose confidence in our reported financial information and have a negative effect on our stock price.

In connection with our management’s ongoing assessment of the effectiveness of our internal control over financial reporting for the period covered by this Annual Report, our management has identified a material weakness in our internal control over financial reporting and has concluded that as of March 31, 2020, our disclosure controls and procedures and internal control over financial reporting were not effective. See “Item 15. Controls and Procedures.”

Despite our efforts to ensure the integrity of our financial reporting process and the steps that we are taking to remediate this material weakness, we cannot assure you that additional material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Any failure to maintain or improve existing controls or implement new controls could result in material misstatements in our financial statements and adversely affect the results of annual management evaluations regarding the effectiveness of our internal control over financial reporting. In addition, any such failure could result in additional material weaknesses or significant deficiencies and cause us to fail to meet our periodic reporting obligations which in turn could cause our shares to be de-listed or suspended from trading on the Nasdaq Global Market. Any of the foregoing could cause investors to lose confidence in our reported financial information, leading to a decline in our share price.

We Rely on Third-Party Systems and Service Providers, and Any Disruption or Adverse Change in Their Businesses Could Have a Material Adverse Effect on Our Business.

We currently rely on a variety of third-party systems, service providers and software companies. These include the GDSs and, other electronic central reservation systems used by airlines, various offline and online channel managing systems and reservation systems used by hotels and accommodation suppliers and aggregators. We also rely on systems used by Indian Railways, systems used by bus and car operators and aggregators, technologies used by payment gateway providers, as well as systems used by the local transit authorities, amusement parks, tourist attractions. In particular, we rely on third parties to:

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

There can be no assurance that our investments and acquisitions will achieve their anticipated benefits. We may not be able to integrate acquired operations, personnel and technologies successfully or effectively manage our combined business following the acquisition. Our investments and acquisitions may subject us to uncertainties and risks, including potential ongoing and unforeseen or hidden liabilities, diversion of management resources and cost of integrating acquired businesses. We may also experience difficulties and additional expenses associated with supporting legacy products and hosting infrastructure of the acquired business and retaining suppliers and customers of the acquired business. For example, we acquired a group of companies known as the Hotel Travel Group in 2012, but significantly reduced their operations and recognized an impairment of goodwill and brands of $14.6 million in fiscal year 2017. In addition, in the fourth quarter of fiscal year 2020, we performed a quantitative assessment of goodwill and, following that assessment, we recorded an impairment charge of our goodwill amounting to $272.2 million primarily related to our Goibibo business, which we had acquired in fiscal year 2017. This non-cash charge does not affect our long-term operating plans for the Goibibo brand. We plan to continue driving synergies across our portfolio of multiple brands on the path of disciplined and financially sustainable growth while making appropriate investments to drive online penetration in various travel segments to support the long-term growth of our company, including the Goibibo brand.

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

Our Results of Operations Are Subject to Fluctuations in Currency Exchange Rates.

Our presentation currency is the US dollar. However, the functional currency of MMT India and Ibibo India, our key operating subsidiaries, is the Indian Rupee. We receive a substantial portion of our revenue in Indian Rupees and most of our costs are incurred in Indian Rupees. Any fluctuation in the value of the Indian Rupee against the US dollar, such as the approximately 1.4% depreciation in the average value of the Indian Rupee as compared to the US dollar in fiscal year 2020 as compared to the average value of the Indian Rupee against the US dollar in fiscal year 2019, will affect our results of operations. The drop in the average value of the Indian Rupee as compared to the US dollar in fiscal years 2019 and 2020 adversely impacted the Indian travel industry as it made outbound travel for Indian consumers more expensive. In addition, our exposure to foreign exchange risk also arises in respect of our non-Indian Rupee-denominated trade and other receivables, trade and other payables, and cash and cash equivalents.

Based on our operations in fiscal year 2020, a 10.0% appreciation of the US dollar against the Indian Rupee as of March 31, 2020, assuming all other variables remained constant, would have increased our loss for fiscal year 2020 by $15.2 million. Similarly, a 10.0% depreciation of the US dollar against the Indian Rupee as of March 31, 2020, assuming all other variables remained constant, would have decreased our loss for fiscal year 2020 by $15.2 million.

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

Further, many of our contracts with outsourcing service providers are short-term or have short notice periods. For example, our agreements with each of our call center providers may be terminated by either party on relatively short notice ranging from 30 to 90 days. In the event one or more of our contracts with our outsourcing service providers is terminated on short notice, we may be unable to find alternative outsourcing service providers on commercially reasonable terms, or at all. Further, the quality of the service provided by a new or replacement outsourcing service provider may not meet our requirements, including during the transition and training phase. Hence, termination of any of our contracts with our outsourcing service providers could cause a decline in the quality of our services and disrupt and adversely affect our business results of operations and financial condition. Beginning in April 2020, we have also significantly ramped down our outsourced teams at our call centres and our offline team managing corporate events.

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

Our MakeMyTrip, Goibibo and redBus platforms are hosted on Amazon Web Services, or AWS, which provides a high degree of reliability, security and scalability and helps us to maintain adequate capacity, however, the ability to restore any disruption of these services is therefore outside of our control. In addition, we license from third-parties some of the technologies incorporated into our websites, and there can be no assurance that we will be able to renew such licenses on favorable terms or at all. As we continue to introduce new services that incorporate new technologies, we may be required to license additional technology. We cannot be sure that such technology licenses will be available on commercially reasonable terms, if at all.

Some of Our Airline Suppliers (Including Our GDS Service Providers) May Reduce or Eliminate the Commission and Other Fees They Pay to Us for the Sale of Air Tickets, and This Could Adversely Affect Our Business and Results of Operations.

In our air ticketing business, we generate revenue through commissions and incentive payments from airline suppliers, service fees charged to our customers and fees earned from our GDS service providers. Our airline suppliers may reduce or eliminate the commissions and incentive payments they pay to us. If airlines continue to move away from distribution through GDSs and use other distribution channels, it may result in a decrease in our fees earned from our GDS providers. For example, airlines in India have been reducing the base commissions paid to travel agencies since fiscal year 2015. To the extent any of our airline suppliers further reduce or eliminate the commissions or incentive payments they pay to us in the future, our revenue may be further reduced unless we are able to adequately mitigate such reduction by increasing the service fees we charge to our customers in a sustainable manner. Any increase in service fees, to mitigate reductions in or elimination of commissions or otherwise, may also result in a loss of potential customers. Our business would also be negatively impacted if competition or regulation in the travel industry causes us to reduce or eliminate our service fees.

We Rely on the Value of Our Brands, and Any Failure to Maintain or Enhance Consumer Awareness of Our Brands Could Have a Material Adverse Effect on Our Business, Financial Condition and Results of Operations.

We believe continued investment in our brands, “MakeMyTrip,” “Goibibo,” “redBus,” and “ITC” is critical to retain and expand our business. We believe that our brands are well respected and recognized in the Indian travel market. We have invested in developing and promoting our brand and expect to continue to spend on maintaining our brand’s value to enable us to compete against increased spending by our competitors, as well as against emerging competitors, including search engines and meta-search engines, and to allow us to expand into new geographies and products where our brand is not well known. There is no assurance that we will be able to successfully maintain or enhance consumer awareness of our brands. Even if we are successful in our branding efforts, such efforts may not be cost-effective. If we are unable to maintain or enhance consumer awareness of our brands and generate demand in a cost-effective manner, it would negatively impact our ability to compete in the travel industry and would have a material adverse effect on our business. Negative events or circumstances at our franchisee-owned travel stores could also adversely affect consumer perception and the value of our brands. See also “— We Cannot Be Sure That Our Intellectual Property Is Protected from Copying or Use by Others, Including Current or Potential Competitors, and We May Be Subject to Third Party Claims for Intellectual Property Rights Infringement.”

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

Our success in implementing our growth strategies is affected by:

•	our ability to increase our customer base or drive repeat bookings from our existing customer base;
•	the general condition of the global economy (particularly in India and markets with close proximity to India) and continued growth in demand for travel services, particularly online;

•	the growth of the Internet and mobile technology as a medium for commerce in India;
•	our ability to expand our businesses through strategic acquisitions and successfully integrate such acquisitions;
•	our ability to increase the number of suppliers, especially hotel suppliers, that are directly connected to us, which is dependent on the willingness of such suppliers to invest in new technology;
•	our ability to maintain relationships with our suppliers, including international hotel suppliers, online travel agents and aggregators outside India, particularly in key outbound destinations;
•	our ability to continue to expand our distribution channels, and market and cross-sell our travel services and products to facilitate the expansion of our business;
•

our ability to compete effectively with existing and new entrants to the Indian travel industry, including online travel companies, hotel room aggregators, traditional offline travel agents and tour providers;

•	our ability to build or acquire required technology;
•	changes in our regulatory environment;
•	our ability to attract and retain key personnel; and
•	the management and operation of our franchisee-owned travel stores.

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

Our Arrangements with Some of Our Suppliers May Subject Us to Additional Monetary Risks.

We generally do not assume inventory risk in our air ticketing business as we typically act as an agent. However, from time to time, we pre-purchase air ticket inventory in our Hotels and Packages business in order to obtain special negotiated rates and we assume inventory risk on such tickets. We assume similar inventory risk on admission tickets for amusement parks and attractions. When we sell pre-purchased tickets to our customers, revenue is accounted for on a “gross” basis (representing the price of the tickets paid by our customers) and the amount spent to pre-purchase the ticket is classified as a service cost. If we are unable to sell pre-purchased tickets inventory at expected rates or at all, our revenue and business may be adversely affected.

Our International Operations Involve Additional Risks.

We have been operating in the United States since 2000, servicing mainly the air ticketing needs of non-resident Indians in the United States traveling inbound to India. We launched our website in the United Arab Emirates in December 2009. We need to continue to tailor our services and business model to the unique circumstances of such markets to succeed, including building new supplier relationships and customer preferences. We have also expanded, and intend to continue to expand, our business in other new markets, particularly those with a significant non-resident Indian population as well as those with proximity to India or favored by Indian travelers. We had previously entered into new geographies in Southeast Asia, in Europe and in Latin America through our acquisitions of Luxury Tours, the Hotel Travel Group, the EasyToBook Group, the ITC Group, Busportal entities in Peru and Colombia. These acquisitions have not always yielded the benefits that we anticipated. For example, after we acquired the Hotel Travel Group in 2012, we significantly reduced its operations and recognized an impairment of goodwill and brands of $14.6 million in fiscal year 2017. Adapting our practices and models effectively to the supplier and customer preferences in these, or other, new markets could be difficult and costly and could divert management and personnel resources. We could also face additional regulatory requirements in these, or other, new markets which could be onerous. We cannot assure you that we will be able to efficiently or effectively manage the growth of our operations in these, or other, new markets.

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

Our Business Could Be Negatively Affected by Changes in Search Engine Logic.

A portion of the traffic to our websites is driven by Google, and, to a lesser extent, we use other search and meta-search websites and social websites to generate traffic to our websites, principally through pay-per-click advertising campaigns. The pricing and operating dynamics on these search and metasearch websites can experience rapid change commercially, technically and competitively. For example, Google frequently updates and changes the logic which determines the placement and display of its search results, such that the placement of links to our websites can be negatively affected and our costs to improve or maintain our placement in search results can increase. Changes by Google in how it presents travel search results, including its promotion of its travel metasearch services, or the manner in which it conducts the auction for placement among search results, may be competitively disadvantageous to us and may impact our ability to efficiently generate traffic to our websites, which in turn would have an adverse effect on our business, market share and results of operations. Similarly, changes by our other search and meta-search partners in how they present travel search results or the manner in which they conduct the auction for placement among search results may be competitively disadvantageous to us and may impact our ability to efficiently generate traffic to our websites.

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

We have agreements with banks and certain companies that process customer credit card transactions for the facilitation of customer bookings of travel services from our travel suppliers. We may be liable for accepting international fraudulent credit cards on our websites. In fiscal year 2020, our key operating subsidiaries in India incurred a loss of $1.2 million due to unauthorized credit card transactions and refunds related to disputed settlements. These losses pertained to credit card or digital commerce fraud committed by third parties on our websites primarily through the purchase of air tickets and hotels and packages products using fraudulent credit cards. We may also be subject to other payment disputes with our customers for such sales. If we are unable to combat the use of fraudulent credit cards, our revenue from such sales would be susceptible to demands from the relevant banks and credit card processing companies, and our results of operations and financial condition could be adversely affected.

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

System Interruption in Our Information Systems and Infrastructure including System Capacity Constraints May Harm Our Business.

We rely significantly on computer systems to manage consumer traffic to our websites and mobile platforms and facilitate and process transactions. We may in the future experience system interruptions that make some or all of these systems unavailable or prevent us from efficiently fulfilling bookings or providing services to our customers. Any interruptions, outages or delays in our systems, or deterioration in their performance, could impair our ability to process transactions and decrease the quality of our service to our customers.

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

We have registered the domain names www.makemytrip.com, www.makemytrip.ae, www.makemytrip.com.sg, www.goibibo.com, and www.redbus.in, and have full legal rights over all these domain names for the period for which such domain names are registered. We primarily conduct our business under the “MakeMyTrip,” “Goibibo” and “redBus” brand names and logos. We have registered the trademark “MakeMyTrip,” “Goibibo” and “redBus” in India, Australia, Canada, certain member states of the European Union, Russia, Singapore, the USA and various other jurisdictions, and we have other trademark applications pending in these jurisdictions. We have also applied for patents in India for certain aspects of our technological systems.

Our key logos are also registered trademarks in India, including “MMT Black,” “MMT Double Black,” “MakeMyTripMyBusiness,” “GoContacts,” “GoCash,” “GoCashPlus,” “GoIbibo,” “Ibibo,” “MAKEMY,” and “redbus.in.”

In fiscal year 2020, a series of new trademark applications were filed, some of which have also got registered. We also filed a well-known mark application for the wordmark “MakeMyTrip” in India during fiscal year 2020. Additionally, to protect the marks of MakeMyTrip, Goibibo and redBus, we file objections before the trademark registry from time to time against deceptively similar trademarks.

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

Our Business Experiences Seasonal Fluctuations and Quarter-to-Quarter Comparisons of Our Results May Not Be Meaningful.

Our business experiences seasonal fluctuations. We tend to experience higher revenue from our hotels and packages business in the second and fourth calendar quarters of each year, which coincide with the summer holiday travel season and the year-end holiday travel season for our customers in India and other markets. In our air ticketing business, we may have higher revenues in a particular quarters arising out of periodic discounted sales of tickets by our suppliers. Our bus ticketing business is less impacted by seasonality. As a result, quarter-to-quarter comparisons of our results may not be meaningful. These seasonal trends may be affected by the COVID-19 pandemic and its ongoing impact on the travel industry.

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

Further, the General Anti Avoidance Rules, or GAAR, came into effect on April 1, 2017. Any income accruing or arising from transfer of investments made before April 1, 2017 is exempted from GAAR provisions. It is also proposed that the relevant rules be amended to protect investments made up to March 31, 2017 from the applicability of GAAR. The tax consequences of the GAAR provisions being applied to an arrangement could result in denial of tax benefit amongst other consequences. In the absence of any precedents on the subject, the application of these provisions is uncertain. If the GAAR provisions are made applicable to our company, it may have an adverse tax impact on us.

We are subject to proceedings and notices under the Motor Vehicles Act, 1988, or the MV Act, challenging the status of our redBus business, and may be subject to similar challenges in future. “Item 8. Financial Information – Consolidated Statements and Other Financial Information – Legal Proceedings – Other Proceedings – Writ petition filed in the Delhi High Court regarding applicability of the Motor Vehicles Act, 1988, as amended, or the MV Act, to the redBus business.” In addition, amendments to the MV Act in 2019 introduced a license requirement for “aggregators”, defined as digital intermediaries or market places for passengers to connect with drivers for transportation. In the event our redBus business is deemed to require a license under any covered categories in the MV Act, we may be required to obtain a license and comply with conditions therein. Although we believe that our redBus business is compliant with applicable laws, depending on the outcome of the above-mentioned proceedings, as well as amendments to the MV Act or any other applicable laws, we may be required to adhere to additional compliance requirements.

In December 2019, the Personal Data Protection Bill 2019 was tabled in the Indian Parliament by the Government of India and has currently been referred to a joint parliamentary committee. This bill proposes to provide mechanisms for the protection of personal data and establish a government authority for data protection. If this or similar legislation is enacted, we may incur additional compliance costs and it may affect us in other ways that we are currently unable to predict.

The Consumer Protection Act, 2019, along with the Consumer Protection (E-Commerce) Rules, 2020, recently became effective and replaced the Consumer Protection Act, 1986, as amended. The new law and rules regulate matters relating to consumer rights, unfair trade practices and false or misleading advertising, and also establish regulatory authorities, including to address complaints, conduct investigations and adjudicate disputes. The rules impose obligations on marketplace and inventory e-commerce entities and sellers relating to the conduct of business and disclosure of information. We may incur increased compliance costs and may need to make changes to our business in order to comply with these new requirements, which may also require significant management time and other resources, and any failure to comply may adversely affect our business and results of operations.

The growth and development of e-commerce may result in more stringent consumer protection laws that may impose additional burdens on Internet businesses generally. India’s Department of Promotion of Industry and Internal Trade, Ministry of Commerce and Industry invited comments on a draft National e-Commerce Policy in 2019, which addresses topics, such as data and e-commerce regulation. The timing or impact of this policy, which remains in draft form, is not yet certain. Any such changes could have an adverse effect on our business and financial performance.

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

Practices regarding the collection, use, storage, transmission and security of personal information by companies operating over the internet have recently come under increased public scrutiny around the world. In the European Union, the General Data Protection Regulation, requires companies to implement and remain compliant with regulations regarding the handling of personal data, including its use, protection and the ability of persons whose data is stored to correct or delete such data about themselves. Other countries in Asia, Europe and Latin America have passed or are considering similar privacy regulations, resulting in additional compliance burdens and uncertainty as to how some of these laws will be interpreted. Any liability we may incur for violation of such laws and regulations and related costs of compliance and other burdens may adversely affect our business and profitability. We could be adversely affected if legislation or regulations are expanded to require changes in our business practices or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our business, results of operations or financial condition. In India in December 2019, the Personal Data Protection Bill 2019 was tabled in the Indian Parliament by the Government of India and has currently been referred to a joint parliamentary committee. This bill proposes to provide mechanisms for the protection of personal data and establish a government authority for data protection. If this or similar legislation is enacted, we may incur additional compliance costs and it may affect us in ways that we are currently unable to predict.

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

Our Significant Shareholder Exercises Significant Influence over Our Company and May Have Interests That Are Different from Those of Our Other Shareholders.

As of March 31, 2020, Trip.com Group Limited (formerly known as Ctrip.com International, Limited), or Trip.com, beneficially owns 100.0% of our issued and outstanding Class B Shares and 48.85% of our aggregate ordinary shares and Class B Shares. For more information, see “Item 7. Major Shareholders and Related Party Transactions” and “Item 10. Additional Information – B. Memorandum and Articles of Association – Amended and Restated Trip.com Investor Rights Agreement.”

Trip.com has the ability to exercise significant influence over our company and certain aspects of our affairs and business, including the election of directors, the timing and payment of dividends, the adoption and amendments to our Constitution, the approval of a merger or sale of substantially all our assets and the approval of most other actions requiring the approval of our shareholders. As a result of its ownership of our Class B Shares, Trip.com is entitled to nominate five directors to our board of directors (one of whom shall be a resident of Mauritius). So long as Trip.com beneficially owns 10% or more of our issued and outstanding voting securities (subject to adjustment for any share split, share dividend, recapitalization, reclassification or similar transaction in respect of any such ordinary shares), it will be entitled to nominate a number of directors to our board of directors in proportion to its beneficial ownership in our company. In addition, under the Amended and Restated Trip.com Investor Rights Agreement, one Independent Director must be appointed from a pool of candidates recommended by Trip.com and approved by Mr. Deep Kalra and Mr. Rajesh Magow, a majority of Independent Directors must be appointed from a pool of candidates approved by Mr. Deep Kalra, Mr. Rajesh Magow and a majority of the Trip.com directors and one of the investor directors designated by Trip.com shall be entitled to exercise the casting vote to which the chairman of the board of directors would otherwise have been entitled pursuant to Article 114 of our Constitution. Under the Amended and Restated Trip.com Investor Rights Agreement, Trip.com and its affiliates are not restricted from purchasing additional ordinary shares of MakeMyTrip on the open market and can further increase their ownership in MakeMyTrip  up to 74.9% under the Amended and Restated Trip.com Investor Rights Agreement, which means that Trip.com and its affiliates may acquire enough ordinary shares of MakeMyTrip to control more than a majority of our issued and outstanding voting securities and consequently the right to appoint a majority of our board of directors. In addition, important matters relating to MakeMyTrip which constitute Reserved Matters (as defined herein) must be approved by a majority of the total number of directors (including the Class B directors) and a majority of the Class B directors, which provides Trip.com and its affiliates with significant veto rights over such matters. The Terms of Issue governing the Class B Shares, or the Terms of Issue, also provide that certain transferees of Class B Shares may, subject to certain minimum ownership thresholds, acquire some of the same rights with respect to board representation and Reserved Matters that Trip.com currently has.

The interests of Trip.com and its affiliates may be different from or conflict with the interests of our other shareholders and their influence may result in the delay or prevention of a change of management or control of our company or other significant actions affecting our company, even if such transactions or actions may be beneficial to our other shareholders.

Our Ability to Attract, Train and Retain Executives and Other Qualified Employees Is Critical to Our Business, Results of Operations and Future Growth.

Our business and future success is substantially dependent on the continued services and performance of our key executives, senior management and personnel, including personnel with travel industry experience or expertise in information technology and systems, software services, engineering and financial services. Any of these individuals may choose to terminate their employment with us at any time. There is a limited pool of individuals who have the skills and training needed to help us grow our company, and we cannot assure you that we will be able to retain these employees or find adequate replacements, if at all. The specialized skills we require can be difficult, time-consuming and expensive to acquire and/or develop and, as a result, these skills are often in short supply. A lengthy period of time may be required to hire and train replacement personnel when skilled personnel depart our company. Our ability to compete effectively depends on our ability to attract new employees and to retain and motivate our existing employees. We may be required to increase our levels of employee compensation more rapidly than in the past to remain competitive in attracting the quality of employees that our business requires. High attrition rates of qualified personnel could have an adverse effect on our ability to expand our business, as well as cause us to incur greater personnel expenses and training costs. If we do not succeed in attracting well-qualified employees or retaining or motivating existing employees, our business and prospects for growth could be adversely affected.

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

In fiscal years 2018, 2019 and 2020, 95.8%, 93.4% and 96.0%, respectively, of our revenue was derived directly from sales by our subsidiaries in India. The performance and growth of our business are necessarily dependent on economic conditions prevalent in India, which may be materially and adversely affected by political instability or regional conflicts, a general rise in interest rates, inflation, and economic slowdown elsewhere in the world or otherwise. The Indian economy has grown at a rapid rate in the last 15 years, but has experienced marginally slower GDP growth in the past three years. In 2019, India’s economy continued to decelerate from prior year’s growth due to liquidity challenges faced by non-bank financial institutions, which has driven a sharp decline in consumer spending across the country. The Indian economy grew at an estimated 5% in 2019 according to Moody’s Investors Service and has been further downgraded to growth at 2.5% for 2020, including due to the impact of the COVID-19 pandemic and nationwide lockdown orders by the Government of India and state governments beginning in March 2020. Although we are optimistic that travel activity will rebound, we cannot predict whether or when travel booking levels will return to pre-COVID-19 levels. The Indian economy also remains largely driven by the performance of the agriculture sector which depends on external factors such as the quality of the monsoon season each year.

A change in government or in economic and deregulation policies could adversely affect economic conditions prevalent in the areas in which we operate our business. For example, in November 2016, the Government of India and the Reserve Bank of India issued notifications withdrawing certain high-value denominations of currency notes as legal tender, which resulted in a short-term negative impact on the economy, including the travel industry. These and similar future measures may adversely affect India’s economy and growth rate. In the past, economic slowdowns in the Indian economy have harmed the travel industry as customers have less disposable income for their travels, especially holiday travel. Any slowdown in the Indian economy or increase in inflation could have a material adverse effect on the demand for the travel products we sell and, as a result, on our financial condition and results of operations.

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

South Asia has also experienced instances of civil unrest and hostilities among neighboring countries from time to time, including between India and Pakistan and China. There have also been incidents in and near India such as terrorist attacks, precision strikes or incursions and troop mobilizations along the border. Such military activity, terrorist attacks or other adverse social, economic and political events in India in the future could adversely affect the Indian economy by disrupting communications and making travel more difficult. Resulting political tensions could create a greater perception that investments in Indian companies or travel to affected regions involve a high degree of risk and could have an adverse impact on our business and the price of our ordinary shares. Furthermore, if India were to become engaged in armed hostilities, we might not be able to continue our operations. While we maintain insurance for losses arising from terrorist activities, our insurance policies do not cover business interruptions from terrorist attacks or for other reasons.

Natural Calamities, Outbreak of Epidemics and Other Disruptions Could Have a Negative Impact on the Indian Economy and Cause Our Business to Suffer.

India has experienced natural calamities such as earthquakes, tsunamis, floods and drought in the past few years. For example, in September 2014, the state of Jammu and Kashmir in northern India, a popular tourism destination, experienced widespread floods and landslides, in April 2015, an earthquake occurred in the Federal Democratic Republic of Nepal with aftershocks and landslides subsequently affecting the country and floods affected the Chennai region in December 2015 and Kerala in August 2018 and West Bengal and Odisha were affected by a cyclone in May 2020. These types of natural disasters can have an adverse impact on economic activity and travel demand in affected areas or nationwide. The outbreak of pandemics or epidemics could have a material adverse effect on the Indian economy and our business. For example, the COVID-19 pandemic and related lockdowns and economic disruptions have had a significant negative impact on the travel industry in India, including our business, and around the world. For more information, see “– The COVID-19 pandemic has had, and is expected to have, a material adverse effect on the travel industry and our business, financial condition, results of operations and cash flows.” Substantially all of our operations and employees are located in India and there can be no assurance that we will not be affected by natural disasters, epidemics or disruptions or epidemics in the future. The occurrence of such events in the future could have an adverse impact on our business and financial performance.

Restrictions on Foreign Investment in India May Prevent or Delay Future Acquisitions or Investments By Us in India, and May Require Us to Make Changes to Our Business, Which May Adversely Affect Our Business and Financial Performance.

India regulates ownership of Indian companies by foreigners, although some restrictions on foreign investment have been relaxed in recent years. These regulations and restrictions may apply to acquisitions by us or our affiliates, including MMT India, Ibibo India and affiliates which are not resident in India, of shares in Indian companies or the provision of funding by us or any other entity to Indian companies within our group. For example, under the Government of India’s consolidated foreign direct investment policy, or FDI policy, and India’s Foreign Exchange Management Act, 1999, as amended, and the rules and regulations thereunder, or FEMA, additional requirements are applicable to foreign investments in India, including requirements with respect to downstream investments by Indian companies owned or controlled by foreign entities, and the transfer of ownership or control of Indian companies in sectors with caps on foreign investment from resident Indian persons or entities to foreigners, as well as such transactions between foreigners. These requirements, which include restrictions on pricing, valuations of shares and sources of funding for such investments and may in certain cases include prior notice to or approval of the Government of India, may adversely affect our ability to make investments in India.

In addition, pursuant to amendments in April 2020 to the FDI policy and FEMA rules, prior government approval will be required for any non-debt investment into India by non-resident entities from countries that share a land border with India or where the beneficial owner of such an investment is situated in or is a citizen of any such country, as well as for any transfer of any such proposed or past non-debt investment, directly or indirectly, that would result in ownership by any such non-resident entity or beneficial owner. The list of border countries includes the People’s Republic of China. This approval requirement applies to investments in all sectors, including those that previously did not require such approval, such as travel and tourism.  The term “beneficial owner” has not yet been defined under the amended rules.  If we are deemed to be a non-resident entity or an entity with a beneficial owner restricted by these amendments, prior government approval will be required for investments in non-debt instruments in our direct and indirect Indian subsidiaries and group entities, including MMT India and Ibibo India, as well as for any such proposed investments or acquisitions by us or our affiliates, including MMT India, Ibibo India and affiliates which are not resident in India. Further, under the FEMA, we are restricted from lending to or borrowing from our Indian subsidiaries and our Indian subsidiaries are restricted from lending or borrowing in foreign currencies. We are also required to complete FEMA filings with respect to past investments in order to make further investments in India. There can be no assurance that we will be able to obtain any required approvals for future acquisitions or investments in India, including in our Indian subsidiaries and group entities, or that we will be able to obtain such approvals in a timely manner, on satisfactory terms or at all. Under the FEMA, the Reserve Bank of India has the power to impose monetary penalties, including of up to three times the value of a FEMA violation, where quantifiable, and confiscate the shares at issue.

Further, the Government of India has made and may continue to make revisions to the FDI policy on e-commerce in India, including in relation to business model, inventory, pricing and permitted services. India’s Department of Promotion of Industry and Internal Trade, Ministry of Commerce and Industry invited comments on a draft National e-Commerce Policy in 2019, which addresses topics such as data and e-commerce regulation. The timing or impact of this policy, which remains in draft form, is not yet certain. Such changes may require us to make changes to our business in order to comply with Indian law.

Our Business and Activities Are Regulated by the Competition Act, 2002.

The Competition Act, 2002, as amended, or the Competition Act, regulates practices that could have an appreciable adverse effect on competition in India. Under the Competition Act, any arrangement, understanding or action, whether formal or informal, which causes or is likely to cause an appreciable adverse effect on competition in India is void and may result in substantial penalties and compensation to be paid to persons shown to have suffered losses. Any agreement among competitors which directly or indirectly determines purchase or sale prices, results in bid rigging or collusive bidding, limits or controls production, supply, markets, technical development, investment or the provision of services, or shares the market or source of production or provision of services in any manner, including by way of allocation of geographical area or types of goods or services or number of customers in the market, is presumed to have an appreciable adverse effect on competition. Further, the Competition Act prohibits the abuse of a dominant position by any enterprise either directly or indirectly, including by way of unfair or discriminatory pricing or conditions in the sale of goods or services, using a dominant position in one relevant market to enter into, or protect, another relevant market, and denial of market access, and such practices are subject to substantial penalties and may also be subject to compensation for losses and orders to divide the enterprise. Further, the Competition Commission of India, or the Competition Commission, has extraterritorial powers and can investigate any agreements, abusive conduct or combination occurring outside India if such agreement, conduct or combination has, or is likely to have, an appreciable adverse effect on competition in India.

If we or any member of our group, including MMT India or Ibibo India, are affected, directly or indirectly, by the application or interpretation of any provision of the Competition Act or any proceedings initiated by the Competition Commission or any other relevant authority (or any other claim by any other party under the Competition Act) or any adverse publicity that may be generated due to scrutiny or prosecution under the Competition Act, including by way of financial penalties, our business, financial performance and reputation may be materially and adversely affected. In April 2019, the Federation of Hotel & Restaurant Associations of India, or the FHRAI, filed an information against MMT India, Ibibo India and a third party, namely Oravel Stays Private Limited, or OYO, under Sections 3 and 4 read with Sections 19 and 33 of the Competition Act before the Competition Commission. FHRAI alleged that MMT India, Ibibo India and OYO abused dominant positions, including by charging exorbitant commissions to hoteliers, and cartelization. In October 2019, following a preliminary hearing, the Competition Commission passed a prima facie order directing an investigation against MMT India, Ibibo India and OYO in relation to the matter. In February 2020, pursuant to a separate information filed by the operator of Treebo Hotels alleging abuse of dominant position by MMT India and an anti-competitive agreement between MMT India and OYO, the Competition Commission passed a prima facie order directing an investigation into the matter, together with the FHRAI matter. The Competition Commission’s orders state that they are not “tantamount to an expression of final opinion on the merits of the case.” MMT India and Ibibo India are cooperating with the investigation, and the matters are ongoing.

Acquisitions, mergers and amalgamations which exceed certain revenue and asset thresholds require prior approval by the Competition Commission. Any such acquisitions, mergers or amalgamations which have, or are likely to have, an appreciable adverse effect on competition in India are prohibited and void. There can be no assurance that we will be able to obtain approval for such future transactions on satisfactory terms, or at all.

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

We May Become Subject to Unanticipated Tax Liabilities That May Have a Material Adverse Effect on Our Results of Operations.

We are a Mauritius Global Business License Company and are tax resident in Mauritius. The Income Tax Act 1995 of Mauritius imposes a tax in Mauritius on the chargeable income of our company at the rate of 15.0%. However, under the Income Tax (Foreign Tax Credit) Regulations 1996 of Mauritius, subject to the Income Tax Act 1995 and the regulations under the Income Tax (Foreign Tax Credit) Regulations 1996, a credit is allowed for foreign tax on the foreign source income of a resident of Mauritius against Mauritius tax computed by reference to the same income, the Deemed Foreign Tax Credit, and where a credit is allowed against Mauritius tax chargeable in respect of any income, the amount of Mauritius tax so chargeable shall be reduced by the amount of the credit. Under the Income Tax Act 1995, “foreign source income” means income which is not derived from Mauritius and includes, in the case of a corporation holding a Category 1 Global Business License under the Financial Services Act 2007 of Mauritius, income derived from its transactions with non-residents or corporations holding a Category 1 Global Business License under the Financial Services Act. Subject to the provisions of the Income Tax (Foreign Tax Credit) Regulations 1996, no credit is allowed in respect of foreign tax unless written evidence is presented to the Mauritius Revenue Authority showing the amount of foreign tax which has been charged. For this purpose, “written evidence” includes a receipt of the relevant authorities of the foreign country for the foreign tax or any other evidence that the foreign tax has been deducted or paid to the relevant authorities of that country. However, pursuant to regulation 8 of the Income Tax (Foreign Tax Credit) Regulations 1996, if written evidence is not presented to the Mauritius Revenue Authority showing the amount of foreign tax charged on our company’s foreign source income, the amount of foreign tax shall nevertheless be conclusively presumed to be equal to 80.0% of the Mauritius tax chargeable with respect to that income and in such circumstance, the effective tax rate in Mauritius on our company’s chargeable income would be 3.0%.

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
•

Foreign source income derived by a collective investment scheme, or CIS, closed end fund, CIS manager, CIS administrator, investment adviser or asset manager licensed or approved by the Mauritius Financial Services Commission; and

•	Income derived by companies engaged in ship and aircraft leasing.

The Deemed Foreign Tax credit will continue to apply until the relevant grandfathering dates.

Our company holds a specific Tax Residence Certificate for India, valid until May 4, 2021 and a general Tax Residence Certificate for all jurisdictions, valid until May 8, 2021, from the Mauritius Revenue Authority, as per the guidelines prescribed by the Mauritius Revenue Authority. These tax residence certificates are renewed annually.

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

The courts of Mauritius or India would not automatically enforce judgments of United States courts obtained in actions against us or our directors and officers, or some of the experts named herein, predicated upon the civil liability provisions of the United States federal securities laws, or entertain actions brought in Mauritius or India against us or such persons predicated solely upon United States federal securities laws. Further, there is no treaty in effect between the United States and Mauritius providing for the enforcement of judgments of United States courts in civil and commercial matters and the United States has not been declared by the Government of India to be a reciprocating territory for the purposes of enforcement of foreign judgments, and there are grounds upon which Mauritian or Indian courts may decline to enforce the judgments of United States courts. A judgment of courts in the United States may be enforced in India only by a fresh suit upon the foreign judgment and not by proceedings in execution. Some remedies available under the laws of United States jurisdictions, including remedies available under the United States federal securities laws, may not be allowed in Mauritian or Indian courts if contrary to public policy in Mauritius or India. Because judgments of United States courts are not automatically enforceable in Mauritius or India, it may be difficult for you to recover against us or our directors and officers or some experts named in this Annual Report based upon such judgments. In India, prior approval of the Reserve Bank of India is required in order to repatriate any amount recovered pursuant to such judgments.

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

As of March 31, 2020, we had 63,586,903 ordinary shares and 39,667,911 Class B Shares outstanding. All of the ordinary shares sold in our prior public offerings are freely tradable without restriction or further registration under the US Securities Act of 1933, or the Securities Act, unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Subject to applicable restrictions and limitations under Rule 144 of the Securities Act, all of our shares outstanding before our prior public offerings will be eligible for sale in the public market. If these shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our ordinary shares could decline. We cannot predict what effect, if any, market sales of ordinary shares held by our significant shareholders or any other shareholder or the availability of these ordinary shares for future sale will have on the market price of our ordinary shares.

Future Issuances of Any Equity Securities, Including Upon Conversion of Our Class B Shares, May Decrease the Trading Price of Our Ordinary Shares and Result in Substantial Dilution to Holders of Our Ordinary Shares.

We may issue equity or equity-linked securities in the future for a number of reasons, including to finance our operations and business strategy (including in connection with acquisitions and other transactions), to adjust our ratio of debt to equity, to satisfy our obligations upon the exercise of then-outstanding options or other equity-linked securities, if any, or for other reasons. For example, in 2017, we issued 38,971,539 Class B Shares to MIH Internet as partial consideration for the acquisition of the ibibo Group, issued 413,035 ordinary shares to MIH Internet for an aggregate consideration of $8.75 million and 5,500,000 our ordinary shares to various investors (including 916,666 of our ordinary shares to Trip.com) and 3,666,667 of our Class B Shares to MIH Internet in a private placement for total gross proceeds of $330 million.

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

If a United States person is treated as owning (directly, indirectly or constructively) at least 10.0% of the value or voting power of our stock, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). If our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as controlled foreign corporations (regardless of whether we are not treated as a controlled foreign corporation). A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject you to significant monetary penalties and may prevent the statute of limitations with respect to your U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries are treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any of such controlled foreign corporations or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States investor should consult its advisors regarding the potential application of these rules to an investment in the stock.

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

On January 7, 2016, we entered into an agreement for the issue of $180.0 million of 4.25% convertible notes due in 2021, redeemable at par value, in two tranches to Trip.com. On October 28, 2016, we issued an aggregate of 9,857,028 ordinary shares (comprising 659,939 ordinary shares issued from treasury shares held by us and 9,197,089 new ordinary shares) to Trip.com upon conversion of all its convertible notes.

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

On May 5, 2017, we completed a private placement of 5,500,000 of our ordinary shares to various investors (including 916,666 of our ordinary shares to Trip.com) at a price of $36.00 per ordinary share and 3,666,667 of our Class B Shares to MIH Internet at a price of $36.00 per Class B Share, which generated total gross proceeds of $330 million.

On April 26, 2019, MIH Internet and MIH B2C Holdings B.V. entered into a share purchase agreement with Trip.com, or the Naspers-Trip.com Agreement, pursuant to which Trip.com agreed to acquire all of our ordinary shares and Class B Shares held by MIH Internet, or the Naspers-Trip.com Transaction. On August 30, 2019, Trip.com completed the share exchange transaction with MIH Internet and increased its shareholding in our Company to 49.0% of our total voting power based on our then-outstanding ordinary shares and Class B Shares voting as a single class.

As of March 31, 2020, our stated capital was $2,025,672,728.27 comprising 63,586,903 ordinary shares and 39,667,911 Class B Shares with a par value of $0.0005 each.

Investments and Acquisitions

Acquisition of the ibibo Group

On January 31, 2017, we undertook a strategic combination with the ibibo Group by way of an acquisition of 100% equity interest in the ibibo Group from MIH Internet, an indirect subsidiary of Naspers, pursuant to a transaction agreement dated October 18, 2016, or the Naspers Transaction Agreement. In consideration for the acquisition of the ibibo Group and MIH Internet’s cash contribution of $83.3 million to our holding company (representing 40% of our consolidated net working capital upon the completion of the acquisition after giving effect to the cash contribution from MIH Internet), we issued 38,971,539 Class B Shares to MIH Internet and MIH Internet exercised its option to purchase 413,035 new ordinary shares for a total cash consideration of $8.75 million.

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

The ibibo Group also owns and operates redBus, a leading online bus ticketing brand with a presence across India and in select countries overseas. redBus operates its domestic business through www.redbus.in and its mobile platforms. redBus also sells bus tickets through its Seatseller platform. We believe that the addition of the redBus brand through our acquisition of the ibibo Group is a significant step in the growth of our bus ticketing business. redBus continues to operate separately under its existing brand.

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

B. Business Overview

We are a leading online travel company in India. Through our primary websites, www.makemytrip.com, www.goibibo.com and www.redbus.in, and mobile platforms, travelers can research, plan and book a wide range of travel services and products in India as well as overseas. Our services and products include air ticketing, hotels and packages, bus tickets, rail tickets, car hire, experiences and ancillary travel requirements such as facilitating access to third-party travel insurance and visa processing. As of March 31, 2020, we provided our customers with access to all major domestic full-service and low-cost airlines operating in India and all major airlines operating to and from India, over 77,000 domestic accommodations in India, over 700,000 hotels and properties outside India, Indian Railways and over 3,500 bus operators, including several major bus operators in India, Peru, Colombia and select countries in Southeast Asia.

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

We have invested significant capital in our infrastructure and in sales and marketing efforts to build our brand, acquire customers and gain recognition, and recorded net losses for each of our fiscal years except for fiscal years 2011 and 2012. We recorded a net loss of $(220.2) million and $(167.9) in fiscal years 2018 and 2019, respectively. In fiscal year 2020, our net loss was $(447.5) million, of which $(302.9) million was the result of an impairment of goodwill and provision for litigations.

We have leveraged our significant market share in air ticketing and our strong brand to rapidly diversify into the hotels and packages business, which represented 49.8% of our Adjusted Margin during fiscal year 2020 and 52.2% in fiscal year 2019. We continue to expand our bus ticketing business under the redBus brand, which we acquired as part of our acquisition of ibibo Group in fiscal year 2017. Air ticketing – Flights Segments, Hotels and packages – Room nights and Bus ticketing – Travelled tickets booked through us was 33.3 million, 21.9 million and 39.6 million, respectively, in fiscal year 2018, 39.5 million, 26.6 million and 61.5 million, respectively, in fiscal year 2019, and 42.1 million, 29.6 million and 78.6 million, respectively, in fiscal year 2020. Our gross bookings were $4.6 billion, $5.4 billion and $6.1 billion during 2018, 2019 and 2020, respectively.

Customers are able to make bookings on our MakeMyTrip, Goibibo and redBus mobile and desktop sites accessible through www.makemytrip.com, www.goibibo.com and www.redbus.in, respectively, and through our mobile applications for iOS, Android and Windows, which allow bookings for Indian and international flights, hotels and holiday packages, and Indian bus offerings, trains and inter-city cabs.

According to SimilarWeb, our www.makemytrip.com desktop and mobile websites had a total average of over 19.4 million, 14.5 million and 12.0 million active users per month in fiscal years 2018, 2019 and 2020, respectively, our www.goibibo.com desktop and mobile website had an average of over 7.0 million, 7.7 million and 8.2 million active users per month in fiscal years 2018, 2019 and 2020, respectively, and our www.redbus.in desktop and mobile website had an average of over 6.7 million, 5.9 million and 5.3 million active users per month in fiscal years 2018, 2019 and 2020, respectively. While we experienced a relative decrease in the average of number of active users per month on our desktop websites over the years, we believe that this is due to more customers shifting towards using our mobile applications instead of our desktop website as a result of the increased use of smartphones and mobile devices in India.

According to App Annie, our MakeMyTrip mobile application had a total average of over 16.4 million, 17.3 million and 22.2 million active users per month in fiscal years 2018, 2019 and 2020, respectively, our Goibibo mobile applications had a total average of over 9.9 million, 10.4 million and 12.8 million active users per month in fiscal years 2018, 2019 and 2020, respectively, and redBus mobile applications had a total average of over 7.1 million, 9.2 million and 14.1 million active users per month in fiscal years 2018, 2019 and 2020, respectively.

Approximately 81% of our Indian online visitors reached us through our mobile platforms in fiscal year 2020. In our standalone hotels business, more than 85% of online transactions in fiscal year 2020 were completed through our mobile platforms.

As of March 31, 2020, our MakeMyTrip mobile application had been downloaded approximately 104.6 million times on Android, approximately 11.4 million times on iOS and approximately 0.5 million times on Windows Mobile. As of March 31, 2020, our Goibibo mobile application had been downloaded approximately

88.9 million times on Android and approximately 7.3 million times on iOS. As of March 31, 2020, our redBus mobile application had been downloaded approximately 44.9 million times on Android and 3.6 million times on iOS. As of March 31, 2020, our various MakeMyTrip, Goibibo and redBus mobile and application platforms had been downloaded over 261.2 million times.

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

We have made selective acquisitions in the past to grow our business, enhance our hotel inventory in popular travel destinations for our user base and to gain access to technology. In January 2017, we undertook a strategic combination with the ibibo Group by way of an acquisition of 100% equity interest in the ibibo Group, which provides online travel services in India. The ibibo Group owns and operates www.goibibo.com, a hotel and travel packages aggregator and booking service focused on the Indian consumer travel market. The ibibo Group’s standalone hotels business is substantially similar to MMT India’s standalone hotels business, and we continue to operate our hotels and packages business through MMT India under the MakeMyTrip brand and Ibibo India under the Goibibo brand. Ibibo India also offers hotel room bookings and air ticketing services on www.goibibo.com and its mobile platforms, which are comparable to the hotel room offerings and air ticketing services offered on www.makemytrip.com and its mobile platforms. Through our acquisition of the ibibo Group, we also acquired and continue to operate and expand redBus, a leading online bus ticketing platform with a presence across India through www.redbus.in and in select countries overseas through other regional redBus websites.

We believe the strength of our brands, quality of our services, user-friendliness of our website experience, focus on our customers and efficacy of our marketing programs have enabled us to capture a significant share of the domestic air travel market in India, while increasing online penetration of the primarily-offline international air and hotels market in India. Our MakeMyTrip, Goibibo and redBus brands have won a number of awards in the past three fiscal years, including:

Award	Brand	Year
Best Domestic Tour Operator with operations more than 5 years at South Asia Travel and Tourism Exchange (“SATTE”)	MakeMyTrip	2020
Silver for Best B2C Campaign at ET Brand Equity DigiPlus Awards	Goibibo	2020
Favorite Specialist Tour Operator by CNT India (2019)	MakeMyTrip	2019
Best Online Travel Agency - B2C Category at FICCI Travel & Tourism Excellence Awards	MakeMyTrip	2019
Best Domestic Tour Operator by SATTE (2019)	MakeMyTrip	2019
SATTE Award for Excellence in Online booking sites	MakeMyTrip	2018
ET Brand Equity Marketing Awards - Integrated marketing campaign	MakeMyTrip	2018
ET Brand Equity Marketing Awards - Integrated marketing campaign	MakeMyTrip	2018
Times Travel Awards – Online Travel Agency of the year (India)	MakeMyTrip	2018
Exchange4Media PrimeTime Awards	MakeMyTrip	2018
Jury Award for Best Travel Partner at Zee Business Travel Awards	MakeMyTrip	2018
Condé Nast Traveller India - Favorite online tour agent and travel app	MakeMyTrip	2017
Gold in the category of Travel and Holidays at the Business World Golden Cart Awards	MakeMyTrip	2017
Gold in the category of Best Travel and Tourism Brand by Social Samosa Social Media Awards	MakeMyTrip	2017

Award	Brand	Year
ABP News - Brand Excellence award in eCommerce sector	redBus	2017
Bronze award (Effective Use Of Consumer Feedback category) at the ACEF Customer Engagement Awards	redBus	2017

Our Strengths

We have the following competitive strengths:

A Leading Travel Company in India with Well-Recognized Brands. Since commencing our travel business in India in 2005, we have become a leading company in the Indian travel market for air ticketing and hotels and packages bookings. In fiscal year 2018, 28.6 million flight segments for domestic air tickets in India and 21.9 million room-nights for hotels and packages were booked through us. In fiscal year 2019, 33.5 million flight segments for domestic air tickets in India and 26.6 million room-nights for hotels and packages were booked through us. In fiscal year 2020, 35.3 million flight segments for domestic air tickets in India and 29.6 million room-nights for hotels and packages were booked through us. Furthermore, based on data from the DGCA, we estimate that one in four domestic air passengers in India booked their air ticket through our company in fiscal year 2020.

We believe that our award-winning MakeMyTrip, Goibibo and redBus brands are well-recognized in the Indian travel industry. We have invested in developing and promoting our MakeMyTrip brand since our inception, using a combination of traditional channels such as print, radio and television, mass media campaigns, as well as search engine marketing and other innovative digital marketing tools, such as outreach through Facebook, YouTube, LinkedIn, Twitter and other social media websites, viral marketing and online display banners, to broaden our reach to travelers in India and overseas. We expect to continue to invest in our MakeMyTrip, Goibibo and redBus brands. We also believe that our brand strength is responsible for allowing us to source a significant portion of our traffic from non-paid sources such as search engine results and direct traffic, as opposed to paid results, such as search engine marketing. We believe that our reputation and market position have also provided us with the ability to negotiate competitive rates when contracting with airlines, hotels and other suppliers.

We believe that as the leading online travel agency in India we are well positioned to succeed as consumers’ destination of choice for fast, easily searchable and more transparent travel research and shopping. As our market share grows, we are increasingly able to leverage deep knowledge of the travel industry and consumer trends and preferences to further personalize our travel offerings and drive higher customer conversion. Additionally, we are able to provide better pricing through scale and by bundling multiple travel products together in a single offer.

Comprehensive Selection of Service and Product Offerings. We offer our customers a comprehensive selection of travel and travel-related services and products. We cater to the travel needs of residents in India as well as non-resident Indians and others traveling to India from the United States, Southeast Asia, the Gulf Cooperation Council countries and elsewhere. Our services and products include air tickets, hotels and packages, rail tickets, bus tickets, car hire, experiences and ancillary travel requirements such as facilitating access to travel insurance and visa processing. As of March 31, 2020, we provided our customers with access to all major domestic full-service and low-cost airlines operating in India and all major airlines operating to and from India, over 77,000 domestic accommodation properties in India, over 700,000 hotels and properties outside India, Indian Railways and over 3,500 bus operators, including several major Indian, Peru, Colombia and South-East Asia countries bus operators. Our selection of hotels is diverse, with choices for travelers from budget to premium category offerings, homestays, villas and apartments being available on all our brands and also through our offline channels and corporate offerings. We believe our comprehensive selection of travel services and products makes us a “one stop shop” for our customers’ travel needs and allows us to combine multiple products and provide customized packages that suit the unique needs of our customers.

Broad Distribution Network. We use a variety of technology-enhanced distribution channels to target the growing Indian middle-class travel market. Our distribution network is centered on our India-focused websites, www.makemytrip.com, www.goibibo.com and www.redbus.in, mobile applications for Android and iOS, our United Arab Emirates-focused website, www.makemytrip.ae, our call centers, our airport counters and various franchisee-owned travel stores in India as of March 31, 2020. Travel agents can access our MakeMyTrip and redBus B2B websites which enable them to sell our full suite of online travel services to their customers. Our Holiday Experts initiative also offers a unique career opportunity to Indian women homemakers as it helps them utilize their skill-sets by providing them in-depth training and access to latest tools and technology, along with close and continuous mentoring. This initiative boasts more than 500 women who are working from home and helping our customers with our holiday offerings.

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

Our MakeMyTrip, Goibibo and redBus platforms are hosted on AWS, which provides a high degree of reliability, security and scalability and helps us to maintain adequate capacity. Our technology platforms can be upgraded to handle increased traffic and complexity of products with limited additional investment. In the past, we have experienced peak traffic on our websites when multiple airlines have offered promotional rates, simultaneously. On those occasions, on average our www.makemytrip.com website handled approximately 42,000 transactions and over 2.0 million searches in a day, our www.goibibo.com website handled approximately 80,000 transactions and over 4.0 million searches in a day across all our hotel, car, train and bus offerings and our website www.redbus.in, handled approximately 1.5 million website requests and over 6.0 million searches per day across our platforms.

Customer-Focused Approach.  We place significant emphasis on technology, personnel and training to improve our services to our customers. Our customers can choose from our various customer service channels to contact us, including web-based self-service or automated chat support as well as our toll-free call centers, our airport counters, our travel stores and e-mail. We have access to a large amount of customer data through our MakeMyTrip, Goibibo and redBus businesses, which allows us to optimize our online marketing and provide customized product offerings. Our mobile service platforms allow customers to receive e-tickets and flight alerts via text messages on their mobile phones. Our customers are also able to make bookings on our mobile sites and web application mobile sites, accessible through www.makemytrip.com, www.goibibo.com and www.redbus.in. In addition to being able to make different types of travel bookings on their smartphones and mobile devices, customers can view their booking details, cancel bookings, request e-tickets, track refund status, check flight status, look for new deals and use location-based services to find nearby places of interest. Our websites provide an enhanced user experience for researching and booking hotels, as well as valuable travel information not available on our mobile sites, such as user-generated travel reviews and destination guides to help customers conduct research and make travel decisions.

Our self-service web-support is available through free online accounts on our websites and allows customers to check the status of their domestic and international flight, train, bus or hotel bookings, cancel bookings and track the progress of refunds. Customers who require assistance or have inquiries about certain products also have an option to contact our sales representatives through our website. We have dedicated personnel available 24 hours a day, seven days a week, who provide assistance to our customers on a real-time basis.

We have implemented artificial intelligence-based chat bots across MakeMyTrip, Goibibo and redBus platforms. MakeMyTrip’s artificial intelligence-based chat bot, Myra is available across all our platforms and is capable of handling a significant percentage of all customer use cases for post-sales support. The bot’s coverage expands across all our lines of businesses and all major queries, including date changes and cancellations. Our latest improvements have led to a reduction in users writing to us via email, which would otherwise have required a large number of manual replies Similarly, ibibo’s chatbot, Gia handles a growing percentage of all post-sales questions. Customers have indicated that they prefer using the chatbot for querying upcoming travel information, cancellation or downloading e-tickets. In fiscal year 2020, redBus launched redBuddy, an in-house developed Self Help module to resolve customer issues across all the geographies. redBuddy is capable of handling all customer queries. It intelligently switches between automated responses by fetching relevant details from internal systems (can resolve 65% of the issues automatically) to handing over the chat to a live agent for better assistance. The tool has reduced the number of customer support phone calls we receive by 40%. To make the system more user friendly, we have launched redBuddy in two regional languages in India, Hindi and Tamil. Apart from this, it is also available in Bahasa, Malay and Spanish as well to cater our international user base.

MakeMyTrip and Goibibo also offer loyalty programs. MMT India offers the “MMT Black” loyalty program for select customers on an invite-only basis to promote repeat bookings and enhancing stickiness to the platform. MMT Black members earn rewards based on their spending on our apps and websites and these rewards can be used to get discounts on bookings on our website and mobile platforms and can also be exchanged for coupons and rewards from partner brands. MMT India also offers “MakeMyTrip Double Black”, which aims to encourage early bookings to induce savings, without having to worry about cancellations later. As of March 31, 2020, we had 1.1 million enrolments in MMT Black and over 0.2 million MakeMyTrip Double Black enrolments.

Goibibo’s goCash+ Rewards program allows registered users to earn rewards through their bookings, which users can redeem as discounts on their subsequent bookings. Users are also rewarded with travel-related add-ons such as free seat upgrades, hotel room upgrades and airline meals based on loyalty tiers. As of March 31, 2020, the goCash+ Rewards program has 2.4 million high-tiered users. We primarily outsource our call center operations and fulfillment process in India to iEnergizer IT Services, Concentrix Daksh Services, and others as we believe that these providers are experienced, reputable and able to adhere to our customer service standards and enhance our service quality. We also have a dedicated in-house escalation service team which operates 24 hours a day, seven days a week, and is responsible for addressing issues or complaints raised by our customers. All of our representatives participate in a formal training program before commencing work and have in-depth knowledge of their relevant local market. Our representatives also attend periodic training programs to familiarize themselves with our new services and products.

Experienced Management Team. We operate in an industry where we believe one of the most important assets is the quality of our people. Our senior management team is comprised of industry executives with significant experience in the travel industry, including online travel agencies, in India and the United States. Our senior management team also has in-depth experience in the internet, consumer services and consumer product industries, having worked with companies such as GE Capital, PepsiCo, Colgate and Seagram. Our senior management team is supported by our broader leadership team, comprising talented and experienced professionals that oversee and implement our day-to-day operations. We also actively recruit MBA graduates and engineers from leading institutions in India to fill important management roles in our company.

Our Strategy

We believe that India’s growing base of more than half a billion internet users, coupled with the country’s rapid drive towards digital adoption driven by its young population provide us with significant growth opportunities. Our objective is to pursue long-term market share growth opportunities to grow profitably by building on our current position as one of India’s leading online travel companies. The key elements of our strategy include:

Expand Our Hotels and Packages Business. Our hotels and packages business generally yields higher Adjusted Margin % than our air ticketing business, and we intend to continue shifting our business mix towards this segment. In fiscal year 2017, we acquired the ibibo Group, which operates a hotels and packages business under the Goibibo brand that is substantially similar to our MakeMyTrip business, making us one of the leading online hotels and packages providers in India.

We aim to increase our market share by investing in automation, adoption of new technologies and greater focus on customers. Our objective is to enable more hotel suppliers to seamlessly connect to our various platforms using the latest technology, including direct connects, channel managers and direct integrations with various aggregators. We also continue to focus on automation by making changes to our extranet to allow more of our hotel suppliers to use a self-service mode for managing their rates, inventory, content, payments and confirm bookings made by our customers on a real-time basis. According to McKinsey, data costs in the country have fallen by 95% since 2013 and the firm expects growth in total internet users to reach approximately 800 million by 2023, driven by the continued adoption of smartphone usage. In terms of travel growth, industry experts have forecast India to become the third largest aviation market by 2022 in the world and there are plans to double the number of operational airports over the next 20 years. We believe that we can increase our total number of transactions as internet penetration in India increases over time. In addition, given the high penetration of smartphones in India, we have also introduced our extranet mobile application which allows hotels to directly update inventory and rates, and confirm bookings through the application. We are investing on improving the customer experience by improving our offering on various devices (especially mobile and tablets) which the customers use to connect with us and becoming more content-focused. We also intend to grow our packages business outside India through strategic partnerships and acquisitions, as well as by strengthening our relationships with key aggregators from whom we procure inventory for our packages products.

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

We seek to continue expanding our travel offerings beyond core air tickets, hotels and packages to mass market products including bus and rail. We introduced the sale of bus tickets in 2008 and the sale of rail tickets in 2009 under our MakeMyTrip brand. In January 2017, we expanded both of these businesses through the acquisition of the ibibo Group and the addition of its redBus bus ticketing and Goibibo rail ticketing businesses to our offerings. We also provide car hire services in conjunction with our holiday package bookings and in fiscal year 2018, we introduced intercity car hire services on both MakeMyTrip and Goibibo platforms. In fiscal year 2019, we introduced “Experiences”, a new category of service that allows our users to buy tickets to attractions, dinners and many other travel and local activities in their region. Further, we also provide other value-added ancillary services such as facilitating access to insurance and visa processing to enhance our customers’ travel. Currently we offer over 33,000 activities and experiences on our MakeMyTrip and Goibibo platforms, both domestically and overseas.  While this vertical is fairly new, we are already seeing meaningful cross selling of hotels and flights taking place from new users in our “Experiences” offerings. Further, we also provide other value-added ancillary services such as facilitating access to insurance and visa processing to enhance our customers’ travel experience.

Enhance Our Service Platforms by Investing in Technology. We intend to continue to invest in technology to enhance the features of our services and our platforms. For example, we plan to integrate our various hotel booking systems across our various websites and mobile platforms. We also intend to extend user feedback features to more products, enable more user-friendly bookings to be saved by our customers and used across all our services and products, enhance our mobile service platform to make mobile transactions more user-friendly and allow real-time fingerprinting to prevent online credit card fraud. We intend to sell more of our holiday packages online in addition to selling through our call centers, which we believe will result in increasing our operating margins. We believe that our continued investments in technology will enable us to enhance our customer service and to capitalize on the expected growth opportunities in the online travel market in India. We intend to continue to focus on increasing our online and mobile customer base. We intend to continue to invest in mobile offerings and applications. We also intend to strengthen our focus on analytics, and upgrading our technology platform. We have unified our back end systems for MakeMyTrip, Goibibo and redBus, which we believe will yield faster and more efficient development and deployment of system enhancements.

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

Pursue Selective Strategic Partnerships and Acquisitions. In addition to growing our business organically, we have in the past and may continue to pursue strategic partnerships and targeted acquisitions that complement our service offerings, strengthen or establish our presence in our targeted domestic and overseas markets or to gain access to technology. On January 31, 2017, we undertook a strategic combination with the ibibo Group by way of an acquisition of 100% equity interest in the ibibo Group, which owns and operates air ticketing, hotels and packages and rail and bus ticketing businesses under its Goibibo and redBus brands. In 2015, we acquired a minority stake in Inspirock, Inc. that currently stands at 19.8%. Inspirock owns and operates www.inspirock.com, an online planning tool for developing custom-made itineraries. In 2014, we acquired a minority equity interest in Simplotel which currently stands at 41.9%. In fiscal year 2013, we became the sole owner of Luxury Tours, a Singapore-based travel agency which is engaged in the business of providing hotel reservations, excursion tours and other related services to inbound and outbound travelers in Singapore and the rest of South-East Asia, following our initial investment in 2011. We became the sole owner of the ITC Group in 2015, a well-established hotel aggregator and tour operator focused on Thailand in which we initially invested in 2012. In fiscal year 2019, we acquired 100% equity interest in Bitla, which provides technology support for bus operators and in fiscal year 2020, we also acquired 51% equity interest from the existing shareholders of Quest2Travel, which provides travel solutions for various corporates across India. We also hold a 38.6% stake in Saaranya Hospitality Technology Private Limited. We believe that our acquisitions and partnerships, together with our technology platform that enables us to successfully and cost-effectively integrate our new acquisitions and partners, have helped to strengthen our positions in our different businesses. We expect to continue to monitor strategic partnerships and acquisitions in the future.

Our Services and Products

We offer a comprehensive selection of travel and travel-related services and products catering to the travel needs of residents in India as well as non-resident Indians and others traveling to India from the United States, Southeast Asia, the Gulf Cooperation Council countries and elsewhere. We provide travelers with the tools and information they need to efficiently research, plan, book and purchase travel services and products in India as well as overseas. Our services and products include air tickets, hotels, packages, bus tickets, rail tickets, car hire, experiences and ancillary travel requirements such as visa processing and facilitating access to travel insurance. Our key customers include leisure travelers and small businesses.

Air Ticketing

Our air ticketing business is primarily targeted at domestic travel within India and international travel originating in India; and inbound travel to India from the United States, Southeast Asia, the Gulf Cooperation Council countries and elsewhere. We further expanded our air ticketing business in 2017 through our acquisition of the ibibo Group, through which we continue to operate our Goibibo business.

We commenced our air ticketing operations under our MakeMyTrip brand in 2000 and have experienced significant growth in our air ticketing business covering domestic travel within India and international travel from India. Furthermore, based on data from the DGCA, we estimate that one in four domestic air passengers in India booked their air ticket through our company in fiscal year 2020. The following table sets forth the number of flight segments booked through our platforms for the periods indicated.

	Number of Flight Segments
	For Fiscal Year March 31
	2018	2019	2020
Indian domestic air travel	28.6 million	33.5 million	35.3 million
Outbound (outside India) air travel	4.7 million	6.0 million	6.8 million

We provide our customers with a wide selection of airline tickets for all major domestic full-service and low-cost airlines operating in India, including Air India, Air India Express, Go Air, IndiGo, SpiceJet, Vistara, Air Asia and Trujet; and all major international flights that originate from cities in India, including Air India, Air France-KLM, British Airways, Emirates, Lufthansa, Malaysia Airlines, Singapore Airlines, Thai Airways, Air Asia, Etihad Airways, Kenya Airways, Qatar Airways, Virgin Atlantic and Malindo. We make bookings with these airlines either through a GDS (we use both Amadeus CRS and Galileo GDS) or via “direct connects” to the airlines’ booking systems.

We believe our websites and mobile platforms provide comprehensive information to our customers in a time-efficient and unbiased manner. Customers are able to quickly and easily evaluate a broad range of potential fare and airline combinations through our user-friendly websites. Customers may search for flights based on their preferred travel dates, destinations, number of passengers, number of stops and class of travel, or may use our more advanced search tool and include additional search parameters. For example, for our Indian domestic flights, customers may include searches for night flights, specify a preference for direct flights, as well as include only certain airlines and only refundable fares. Customers can also easily filter and sort the results of their search according to their preferences. Further, we have also introduced features that allow customers to select their preferred seats, book meals and check in baggage using our website and mobile platforms.

Hotels and Packages

We introduced our hotels and packages business in 2005 and have since experienced significant growth in this area, including through our acquisition of the ibibo Group in January 2017. We operate our hotels and packages business mainly through MMT India under the MakeMyTrip brand and the ibibo Group under the Goibibo brand. The total number of room-nights in our hotels and packages business was 21.9 million, 26.6 million and 29.6 million in fiscal years 2018, 2019 and 2020, respectively.

Hotels. Customers can search 77,000 domestic accommodation properties including over 21,000 alternative accommodation properties in India and over 700,000 hotels and properties outside India on our MakeMyTrip and Goibibo websites. We obtain access to room inventory from our hotel suppliers through three methods: “direct connects,” “direct allocation” and for most hotels outside India, through contracts with online travel agents and aggregators outside India. Substantially all of our hotel suppliers in India have a “direct allocation” arrangement with us whereby they allocate rooms directly to us either by managing their room inventory on an extranet provided by us, or through channel managers, or supported by us via telephone. We do not assume any inventory risk for such “direct allocation” as unsold inventory is released to the hotels within an agreed period of time. The remaining hotels in India are connected through direct connects. “Direct connect” is the method by which our booking systems are integrated with the central reservations systems of the hotels and reservations made are confirmed on a real-time basis, although this applies to a small proportion of our total hotel bookings. Through our ongoing efforts to increase the automation of and otherwise improve our extranet, our hotel suppliers are now able to perform most of the necessary functions for executing transactions through our system without our direct involvement. We obtain access to inventory for most hotels outside India through contracts with other online travel agents and aggregators outside India. In some instances, in order to enjoy special negotiated rates for these hotels, we pre-purchase hotel room nights and assume inventory risk on them. Our inventory also includes home stays and budget rooms through “goSTAYS” at Goibibo and MakeMyTrip. In 2017, we also introduced MakeMyTrip Assured Hotels, which categorizes based on quality and service reviews to provide quality assurance to customers at the time of booking. During fiscal year 2018, we merged our supplier extranet for MakeMyTrip and Goibibo to a common technology platform for our domestic and self-contracted international accommodation properties both on our websites and mobile applications. We are also working to further develop this platform by adding features such as payment reconciliation, management of inventory, rates, promotions and analytical capabilities. We have also expanded our hotel offerings by providing alternate accommodations which include villas, apartments, hostels, homestays and cottages. We do not assume any inventory risk and these properties allocate their inventory to us directly or through channel managers. We have also introduced calendar sync option which allows alternative accommodation providers to update inventory by syncing their calendars. We allow customers to book these properties through all of our online platforms.

Our customer base is primarily residents in India and non-resident Indians and others traveling to India from the United States, Southeast Asia, the Gulf Cooperation Council countries and elsewhere. With respect to our websites and applications, the focus of our technological improvement and sales efforts is on consolidating multiple supply sources and identifying the best rates possible for our customers. In addition, we have invested in multi-lingual products and marketing, with in-house translation and customer service teams for twelve different languages. On our www.makemytrip.com and www.goibibo.com websites and through our applications on various mobile platforms, customers may search for hotels based on their destination, preferred dates for check-in and check-out, and may easily filter their search results by selecting star ratings, specific hotel chains, location, accommodation type and other options. Customers can also indicate amenity preferences, such as business services, internet access, fitness centers, swimming pools and travel assistance. MakeMyTrip’s “View Map” offers customers the ability to compare hotel locations on an interactive neighborhood map. Our online hotel booking platforms provide an enhanced user experience for researching and booking hotels on desktop and mobile devices.

Packages. We offer pre-packaged vacations designed by our in-house product specialists, under arrangements with various travel suppliers and our GDS service providers to cater to both individual and group travelers. Our packages also include various travel services such as facilitating access to travel insurance from third-party insurers, visa processing, airport transfer and sightseeing.

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

•

Corporate Travel Service. In fiscal year 2018, we introduced the corporate booking tool “myBiz” which is a complete business travel solution for the booking of travel services by corporates and SMEs. myBiz was built to provide greater flexibility and convenience for business travel and also offers corporate travel benefits for employees. myBiz is also designed to reduce payment inefficiencies and minimize corporate card abuse. It offers a centralized, corporate level wallet for all bookings, which is managed by corporate administrators and provides real-time reporting. In fiscal year 2019, we witnessed encouraging adoption of myBiz. With the acquisition of Quest2Travel in April 2019, which provides travel solutions for various corporates across India, we intend to further strengthen our offerings to corporate travelers. As of March 31, 2020, more than 5,000 corporates transacted on our platform across air ticketing or hotel bookings. We have seen great customer satisfaction scores and multi-fold growth in this business in the last fiscal.

See Note 7 to the accompanying consolidated financial statements in Item 18 for a breakdown of total revenues by geographical location of customers for each of the last three fiscal years.

Bus Ticketing

We own and operate our bus ticketing business primarily through redBus, a leading online bus ticketing platform with a presence across India through www.redbus.in and in select countries overseas through our other regional redBus websites. We acquired our redBus through our acquisition of the ibibo Group in 2017. Customers are able to make bookings on our websites in India and on mobile platforms through our mobile applications for iOS and Android. We believe that the strength of these three brands have positioned us to increase our penetration of the bus ticketing market in India. Customers can also access YourBus, a vehicle tracking tool and other features in all three brands. Through our websites and mobile platforms, 39.6 million, 61.5 million and 78.6 million bus traveled tickets were booked in fiscal years 2018, 2019 and 2020, respectively

We have agreements with several major Indian, Peruvian, Colombian and South-East Asian countries bus operators including government bus operators, some of which are operators of multiple routes, as well as with aggregators and other intermediaries. Our bus tickets inventory is obtained through two channels: real-time inventory from operators who are directly connected to our booking system; inventory from aggregators who are directly connected to our booking system.

Customers can search for bus tickets based on their preferred platform with their travel dates and routes and our websites will typically display numerous options for customers to choose from. We offer our customers basic information on the type of bus used on the relevant route and customers are able to select seats, choose from the available boarding points in the relevant city on the routes as well as obtain information on the location of the chosen boarding point among other details. Our websites and apps also enables our customers to find their destinations easily by using colloquial names. We also recently made significant improvements to our online bus booking platform, such as more flexible filters and crowd-sourced bus images and reviews from our users which helps our customers make informed decisions while booking buses.

redBus also sells bus tickets through agent platform, SeatSeller, which comprises more than 13,500 agents across India, South-East Asia and Latin America. In addition, redBus tickets are sold through more than 200 application programming interface, or API partners. The redBus transaction database is highly scalable to cater to our growing transaction needs.

Other Services and Products

Rail Tickets. We sell railway tickets in India on our MakeMyTrip and Goibibo platforms through “direct-connect” access to Indian Railways’ passenger reservation system online, allowing customers to reserve and purchase Indian Railways tickets on a real-time basis through our websites. Indian Railways is India’s state-owned railway which owns and operates most of India’s rail transport. We booked 0.81 million, 2.35 million and 5.65 million transactions for rail tickets in fiscal years 2018, 2019 and 2020, respectively.

Using a customized search interface, our customers are able to quickly search for train tickets based on their preferred travel dates, destinations and class of travel. Customers are able to compare travel options across various trains, classes, dates and prices. The search results displayed are detailed and have been customized to suit the needs of local Indian railway users.

Car Hire. We provide car hire services in conjunction with holiday package bookings, pick and drop from airport and outstation cabs on both MakeMyTrip and Goibibo platforms. In fiscal year 2018, we introduced outstation cabs services on both MakeMyTrip and Goibibo platforms. Customers can make their bookings on our desktop and mobile sites and using our mobile applications for iOS and Android. As of March 31, 2020, we offered outstation cab services in more than 1,100 cities in India. We also offer airport pick-up and drop-off services from and to 14 airports across the country. Through our websites and mobile platform, 0.4 million and 0.5 million travelled tickets were booked in fiscal years 2019 and 2020, respectively, for outstation cabs services. For airport pick-up and drop-off services, 0.4 million transactions were booked in fiscal year 2020.

Experiences

In fiscal year 2019, we introduced “Experiences”, a new category of service that allows our users to explore ‘things to do’ domestic or international. Together with our flights and hotels and packages offerings, we aim to provide consumers with the best options for an integrated trip across destinations. We have rapidly expanded portfolio to over 37,000 activities. We are working with Archaeological Survey of India to provide QR enabled access to their monuments. We also collaborate with hotels to offer unique daycation and dining options, catering to locals seeking to try something new over weekend. For international travellers, our customer study showed that a large percentage of these travellers book on site and look for ways to skip the line. In response, we offer tech-enabled solutions to avoid queues, competitive prices for attractions and last minute bookings for destinations frequented by Indians.

Ancillary Services and Products

As an ancillary service offered to our customers, customers have the option of purchasing travel insurance from third-party insurers for trips booked on our online platforms at the time of booking. In the fiscal year 2020, MMT India began offering lost baggage protection for international flyers in the form of compensation for delayed or lost baggage.

Distribution Channels

We utilize a variety of technology-enhanced distribution channels to target the growing Indian middle-class travel market, where digital and ecommerce adoption is still at an early stage. Our broad distribution network gives us access to Indians traveling domestically or overseas and also reaches non-resident Indians and others traveling inbound to India. Our distribution network uses a combination of our websites, call centers, airport counters and franchisee-owned travel stores as well as our travel agents’ network in India and mobile service platform, giving us multiple channels to access these customers. The majority of our total transactions are carried out through our websites and mobile applications.

Our customers’ varied needs are served by different distribution channels. During fiscal year 2019, nearly all of our sales of air tickets for travel were made through our websites and mobile applications and the balance of our sales for air tickets, were made through our call centers and were most commonly for inbound travel. While we experienced a decrease in the average number of active users per month on our desktop websites between fiscal years 2018 and 2020, we believe that this is due to more customers shifting towards using our mobile applications instead of our desktop website as a result of the increased use of smartphones and mobile devices in India. Our sales of hotel rooms are also primarily made through our websites and our mobile applications. Our customers can book standard flight plus hotel packages on our websites and our mobile applications, but the majority of the sales of packages within or outside India are concluded through our call centers, travel stores and travel agents’ network. All of our bus and rail ticket sales in India are made through our Indian website.

Internet Websites and Mobile Applications

Our MakeMyTrip brand operate through the websites www.makemytrip.com and www.makemytrip.ae servicing the Indian domestic and outbound market, the United States-India inbound market (focusing in particular on non-resident Indians in the United States), the Gulf Cooperation Council countries, and neighboring South-East Asian countries. Our Goibibo brand operates through www.goibibo.com and our redBus brand operates through www.redbus.in and other overseas regional websites.

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

Payment. We offer our customers a variety of payment methods. On our Indian websites, customers may pay in Indian Rupees with credit cards, debit cards issued by several major banks in India (including Citibank, ICICI Bank, HDFC Bank, State Bank of India and AXIS Bank), bank transfers or e-Wallets (including GooglePay and PhonePe). We also offer partial payment options for large value transactions. All sales made through our desktop and mobile platforms require consumers to pay or guarantee their purchases with their credit cards or other payment options. Our online payment gateways are secured by “Verified by VISA,” “MasterCard SecureCode,” “Diners ProtectBuy,” “RuPay PaySecure” and “American Express SafeKey.” Customers may also use our propriety prepaid wallets (“MyWallet”, “GoCash” and “redBus Wallet”) to obtain instant refunds and a quicker checkout experience. We also accept international cards (issued outside India) through single factor authorization for which fraud chargeback liability is on MakeMyTrip. We recently began accepting payment through Unified Payment Interface (UPI) for all our redbus, Goibibo or MakeMyTrip websites and mobile applications. On our US MakeMyTrip website, customers may pay in US dollars with credit cards or through PayPal. On our United Arab Emirates website, customers may pay in United Arab Emirates Dirhams with credit cards. On our other international websites, customers may pay in multiple currencies with credit cards.

We offer a travel finance option that provides qualified customers with a personal travel loan from various banks (such as ICICI, IDFC) and NBFCs (such as Kissht, Capital Float) to pay for their bookings in equated monthly instalments over a duration of up to 12 months. We do not assume credit risk for these travel loans. We also offer an algorithm-based “Book Now, Pay Later” option for certain customers and offerings, as well as a hotel booking option that requires Re. 1.00 at booking with the remainder auto-debited after completion of the stay.

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

We use single factor authentication for Latin America transactions in our redBus ticketing business and have enabled fraud verification through a risk mitigation tool, CyberSource which helps in screening suspicious transactions. We support offline payments for Indonesia and Latin American markets, where customers can reserve seats for a fixed number of hours and subsequently pay for such seats in cash at ATM stores and other offline locations.

Our MakeMyTrip, Goibibo and redBus mobile platforms cater to the full range of traveler needs. This includes our mobile websites and mobile applications which allow customers to search, book and pay for Indian domestic and international air tickets, hotels and packages, bus and rail tickets, cab bookings and attractions and activity bookings on their mobile phones at no additional cost with flexibility of payment options. The tickets and bookings are delivered through email and text messages through WhatsApp. We also send regular updates on our offers to our customers via push notification on mobile applications. In addition to being able to make different types of travel bookings on their smartphones and mobile devices, customers can view their booking details, cancel bookings, request e-tickets, track refund status, look for new deals and use location-based services to find nearby places of interest. Our mobile applications are available for Android, iOS, and Windows devices. As of March 31, 2020, we had over 48 million life to date transacted customers on our platforms.

According to SimilarWeb, our www.makemytrip.com desktop and mobile websites had a total average of over 19.4 million, 14.5 million and 12.0 million active users per month in fiscal years 2018, 2019 and 2020, respectively, our www.goibibo.com desktop and mobile website had an average of over 7.0 million, 7.7 million and 8.2 million active users per month in fiscal years 2018, 2019 and 2020, respectively, and our www.redbus.in desktop and mobile website had an average of over 6.7 million, 5.9 million and 5.3 million active users per month in fiscal years 2018, 2019 and 2020, respectively. While we experienced a relative decrease in the average of number of active users per month on our desktop websites over the years, we believe that this is due to more customers shifting towards using our mobile applications instead of our desktop website as a result of the increased use of smartphones and mobile devices in India.

According to App Annie, our MakeMyTrip mobile application had a total average of over 16.4 million, 17.3 million and 22.2 million active users per month in fiscal years 2018, 2019 and 2020, respectively, our Goibibo mobile applications had a total average of over 9.9 million, 10.4 million and 12.8 million active users per month in fiscal years 2018, 2019 and 2020, respectively, and redBus mobile applications had a total average of over 7.1 million, 9.2 million and 14.1 million active users per month in fiscal years 2018, 2019 and 2020, respectively.

As of March 31, 2020, our MakeMyTrip mobile application had been downloaded approximately 104.6 million times on Android, approximately 11.4 million times on iOS and approximately 0.5 million times on Windows Mobile. As of March 31, 2020, our Goibibo mobile application had been downloaded approximately 88.9 million times on Android and approximately 7.3 million times on iOS. As of March 31, 2020, our redBus mobile application had been downloaded approximately 44.9 million times on Android and 3.6 million times on iOS. Approximately 81% of our Indian online visitors reached us through our mobile platforms in fiscal year 2020. We have invested significantly in customer acquisition and inducement programs in order to increase mobile application downloads and accelerate growth in our India standalone hotel booking business. In our standalone hotels business, more than 77% of online transactions in fiscal year 2020 were completed through our mobile platforms.

Call Centers

Our in-house call centers that handle our sales and post-sales customer service support for MMT India’s international hotels and packages business as well as domestic Indian packages with more complicated itineraries, are run out of Gurugram and Nashik in India. For our International business operations we also have our call centers in Singapore and Thailand. Our in-house call centers that handle our sales and post-sales customer service support for our bus-related services are run out of Bangalore and Pune. We also outsource our call centers in Malaysia which supports our bus ticketing operations in Singapore and Malaysia. For our bus ticketing business, we also have our in-house call centers in Indonesia, Peru and Colombia. Our call centers in India operate 24 hours a day, seven days a week and customers can call these centers to consult with our sales representatives, receive comprehensive, real-time hotel and package information, and make travel bookings. All of our sales representatives in India participate up to four-week training program before commencing work and have an in-depth knowledge of their relevant local market. Our sales representatives are also trained and updated with our new services and products.

To achieve cost-efficiency and scalability, we utilize various third-party vendors in India to manage our call center service and we outsource our call center service for sales and service for all international flights (both inbound to India and outbound from India), and most of our hotel reservations and packages to such vendors. Our outsourcing service providers also handle our post-sales customer service support for all flights (domestic and international), hotel reservations and packages, and rail and bus ticketing, as well as back office fulfillment and ticketing services. We primarily outsource our call center operations and fulfillment process in India to iEnergizer IT Services, Concentrix Daksh Services, and others as we believe that these providers are experienced, reputable and able to adhere to our customer service standards and enhance our service quality. Our external agents complete training programs and refresher training courses in order to understand our processes and systems.

All our call centers are equipped with our enterprise resource planning, or ERP, application, allowing our sales representatives and agents to make bookings and create packages, as well as attend to customer requests. These centers are also linked to our CRM system which enables us to monitor the performance of our sales representatives and outsourced agents on a round-the-clock basis. We also have software that enables us to log on to customer calls enabling us to perform random checks on our call centers on a real-time basis. Our system also enables us to monitor the number of waiting calls and limit customer-aborted calls on our hotlines due to unacceptably long waiting times. We have an in-house quality team which monitors the quality of our call center transactions, including the tone and voice of our customers, in order to ensure high quality service is consistently offered to our customers. We also have a third-party partner who audits the inbound and outbound calls and emails of our call center agents.

Travel Stores

As of March 31, 2020, we had over 150 franchisee-owned travel stores and 14 company-owned travel stores in 14 cities and counters in four major airports in India under our MakeMyTrip brand. During the COVID-19 pandemic, we have also right sized some of our businesses in sync with our longer term growth strategy to transition out of high fixed costs offline sales channels as a result of which we have shut all our company owned offline retail stores in India.

At our franchisee-owned travel stores, customers can consult with our sales representatives, receive comprehensive, real-time flight, hotel and package information as well as information for other services and products, and make travel bookings, without prior appointment. Unlike agents in our travel agents’ network described below, agents in our franchisee-owned travel stores sell our products exclusively. These travel stores are also equipped with our ERP application and linked to our CRM system.

The experience for a customer in all our travel stores, owned and operated by franchisees, is substantially similar because they are operated according to the same guidelines, as required in our contractual arrangements with our franchisees. In addition to providing our franchisees with the use of our ERP application, links to our CRM system and a license to use our brand, we also make frequent on-site visits and provide other technical operational support to our franchisees. In exchange, we receive a fixed non-refundable fee and a share of revenues from all sales made by our franchisee-owned stores. The fee amounts and revenue-sharing rates are negotiable depending on the location of the store and other factors. In general, we encourage our franchisees to adapt their businesses to meet the demands and needs of their local market and customers.

Travel Agents’ Network

Our travel agents can access our MakeMyTrip, Goibibo and redBus B2B websites which enable them to sell our full suite of online travel services to customers. Our B2B websites use a similar interface as our external customer-facing websites. We believe our network is attractive to travel agents as we provide access to products which such agents may not otherwise be able to access cost-effectively or at all. These travel agents earn commissions from us depending on the volume and type of travel services and products sold. Furthermore, our travel agents’ network allows us to expand our footprint in India and distribution network in a cost-effective manner.

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

Our website utilizes AWS across multiple availability zones, which provides greater reliability through redundancy protection, including during peak traffic periods. This capability helps us to ensure business continuity and minimize potential damage in the event of a disruption.

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

Fully Integrated Technology Platform

Our CRM systems in India use an in-house developed CRM and software by SalesForce Cloud and FreshDesk, which integrate our sales, customer service and fulfillment operations. Our CRM systems are designed to analyze customer needs for better servicing. They generate reports identifying areas of opportunity or weakness and thereby help us in improving our service and product quality. Our web-enabled centralized booking system in India enables our customers and B2B partners to search and book travel services and products we sell and provide on a real-time basis. We also have “Verified by VISA,” “MasterCard SecureCode,” “Diners ProtectBuy,” “RuPay PaySecure” and “American Express SafeKey” enabled payment gateways, which provides additional security for transactions via our Indian website using credit cards and debit cards issued by Indian institutions. We also offer payment options via netbanking and other instruments. Telephone services are powered by Genesys, Avaya and Ameyo.

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

Our Goibibo, redBus and MakeMyTrip platforms are hosted on AWS which provides us the flexibility to scale horizontally. AWS provides a high degree of reliability, security and scalability all at the same time. For business continuity, these systems are backed up and snapshots are taken at regular intervals, including several times throughout the day. We have the ability to scale any of our applications depending on the traffic. This helps us in maintaining adequate capacity. Our technology architecture is modeled on web service architecture, which enables us to move swiftly and make changes on any APIs. We also have a New Relic monitoring system that tracks crucial metrics of our Goibibo and redBus applications. These provide information on system health, performance and security that is trackable in real time and can be data mined for troubleshooting.

We also use software from Omniture Web Analytics, SAS, Big Data Hive, Google Analytics Premium, AppsFlyer and PowerBI to assist us in analyzing our web-based business through various metrics, such as the rate of conversion of visitors to our websites to purchasing customers. We also use RedShift, a data warehousing system, to correlate data across multiple systems. Our Adobe Campaign Manager software enables us to conduct real-time, targeted event-based campaigns on WhatsApp and similar applications, email and SMS.

Our systems include automation for ticketing, monitoring of schedule changes and providing alerts to customers, as well as auto-cancelation of reservations made through GDSs or airlines’ central reservations systems. We are continually looking for opportunities to automate our processes in order to further increase our productivity and improve the scalability of our business.

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

Our marketing programs and initiatives include broad-based campaigns, promotional or seasonal offers, as well as, brand campaigns and brand ambassadors to drive brand building with our customers. Our advertising campaigns promote the competitive pricing of our offerings (including no cancellation charges or no advanced payment requirements) and wide inventory of travel offerings.

In fiscal year 2020, MakeMyTrip launched two main marketing campaigns: a summer campaign, “Hotels best suited for business/ leisure travelers,” an integrated campaign, – “MyKindaStay,” promoting villas and homestays for specific travel needs of various consumers, including couples, friends, families and business travelers. In fiscal year 2020, ibibo relaunched a brand repositioning exercise to target the youth demographic. Ibibo launched an improvised version of its cricket-based reward gamification program, “Travel Cash Fest”, with two popular Indian Premier League cricket teams and a digital marketing campaign focused on couple-friendly hotels, which was meant to address privacy concerns of young couples.

As part of our marketing efforts, we continue to scale up our existing strategic partnerships with major banks and credit card providers in India including American Express, Axis Bank, Citibank, HDFC Bank, ICICI Bank and SBI Credit Card, which helps us to access our strategic partners’ customer base. In fiscal year 2020, driving affordability was a key agenda for the group and regular EMI campaigns were aligned on both MakeMyTrip and Goibibo platforms to acquire new users and upsell to existing users. MMT India’s co-branded credit cards with ICICI Bank have ramped up significantly over the fiscal year 2020 and the issued base stands at approximately 0.6 million.

Our marketing efforts have also included strategic partnerships with tourism boards, airports, airlines, attractions and theme parks in Indonesia, Singapore, Hong Kong, Australia, New Zealand, Dubai and elsewhere to help boost tourism to these destinations. These collaborations aim to drive destination-awareness and increase consumer engagement. We have been closely working with the different Indian state tourism boards such as Madhya Pradesh, Goa and Uttarakhand to host state-run hotel packages on our platforms and to build marketing strategies for promoting them. We have also advertised with brand partners such as Hotstar, Google Pay, Airtel, TikTok, Zomato in order to expand the reach of our brand and acquire new customer base from different parts of India.

MakeMyTrip and Goibibo offer loyalty programs. MMT India offers the “MMT Black” loyalty program for select customers on an invite-only basis to promote repeat bookings and enhancing stickiness to the platform. MMT Black members earn rewards based on their spending on our apps and websites and these rewards can be used to get discounts on bookings on our website and mobile platforms and can also be exchanged for coupons and rewards from partner brands. MMT India also offers “MakeMyTrip Double Black”, which aims to encourage early bookings to induce savings, without having to worry about cancellations later. As of March 31, 2020, we had 1.1 million enrolments in MMT Black and over 0.2 million MakeMyTrip Double Black enrolments.

Goibibo’s goCash+ Rewards program allows registered users to earn rewards through their bookings, which users can redeem as discounts on their subsequent bookings. Users are also rewarded with travel-related add-ons such as free seat upgrades, hotel room upgrades and airline meals based on loyalty tiers. As of March 31, 2020, the goCash+ Rewards program has 2.4 million high-tiered users.

During the COVID-19 pandemic, we launched a comprehensive safety initiative called MySafety. We also partnered with over 30 key travel industry leaders to launch a safety pledge, the goal of which is to reassure customers on safety and instil confidence to travel or stay. Also, as part of our ongoing Safe Travel Pledge, we partnered with suppliers to launch a self-certification program for hotel property cleanliness called MySafety and GoSafe. Going forward, these certified properties will also have the option to be independently verified by an independent auditing firm to provide further assurances to customers. While the program is available for branded and independent hotels, we believe our independent hotel suppliers will especially benefit from the program in terms of customer confidence and trust.

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

The key channels through which we implement our customer support and communicate with our customers are as follows:

Web-based Support. Our self-service web-support is available through free online accounts on our websites and allows customers to check the status of their domestic and international flight, train, bus or hotel bookings, cancel bookings and track the progress of their refunds. Customers who require assistance or have inquiries about certain products also have an option to contact our sales representatives through our website. We have dedicated personnel available 24 hours a day, seven days a week, who provide assistance to our customers on a real-time basis.

We have implemented artificial intelligence-based chat bots across MakeMyTrip, Goibibo and redBus platforms. MakeMyTrip’s artificial intelligence-based chat bot, Myra is available across all our platforms and is capable of handling a significant percentage of all customer use cases for post-sales support. The bot’s coverage expands across all our lines of businesses and all major queries, including date changes and cancellations. Our latest improvements have led to a reduction in users writing to us via email, which would otherwise have required a large number of manual replies Similarly, ibibo’s chatbot, Gia handles a growing percentage of all post-sales questions. Customers have indicated that they prefer using the chatbot for querying upcoming travel information, cancellation or downloading e-tickets. In fiscal year 2020, redBus launched redBuddy, an in-house developed Self Help module to resolve customer issues across all the geographies. redBuddy is capable of handling all customer queries. It intelligently switches between automated responses by fetching relevant details from internal systems (can resolve 65% of the issues automatically) to handing over the chat to a live agent for better assistance. The tool has reduced the number of customer support phone calls we receive by 40%. To make the system more user friendly, we have launched redBuddy in two regional languages in India, Hindi and Tamil. Apart from this, it is also available in Bahasa, Malay and Spanish as well to cater our international user base.

Our platforms provide real time personalization which takes in account user’s context, behavior, device, location, time, past searches and journeys to show users the right set of flight and hotel recommendations based on their past behavior and also behavior of other similar users.

Call Centers. We provide our customers with comprehensive and real-time assistance through our call centers which are available 24 hours a day, seven days a week. Currently, we outsource a portion of our customer service call center operations in India to iEnergizer IT Services, Radical Minds Technologies, Concentrix Daksh Services and others in India, whose employees have been trained by our respective outsourcing service providers and us. We had approximately 5,200 outsourced call center representatives as of March 31, 2020.

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

During this lockdown period due to the COVID-19 pandemic, we also began to focus on expanding our automated responses to post-sales queries in order to reduce reliance on call centre support in the future. We have also significantly ramped down our outsourced teams at our call centers and our offline team managing corporate events. We also right sized our headcount largely in our packages business by shifting to variable cost driven offline sales channels, away from high fixed cost offline channels and optimized in some other areas where business recovery seemed slower. Collectively, our cost actions will help us reduce fixed costs as we begin to rebuild our business post lockdown and make us a leaner and more efficient organization going forward.

Travel Stores. Customers may also visit our more than 150 franchisee-owned travel stores and airport counters in in India and obtain assistance from our sales and customer service representatives.

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

The table below sets forth our top five (in alphabetical order) airline suppliers for travel in India and overseas (based on gross bookings) and our top five (in alphabetical order) hotel suppliers (based on gross bookings) for fiscal year 2020.

Airlines (Travel within India)	Airlines (International Travel)	Hotels (within India)
Air India Limited	Air India Limited	Carlson Group of Hotels
Go Air	Emirates	Lemon Tree Hotels
IndiGo	Etihad Airways	Oyo Rooms
Spice Jet	Malaysia Airlines	Sarovar Hotels And Resorts Pvt Ltd
Vistara	Thai Airways	Taj Hotels, Resorts & Palaces

Airlines

We have access to real-time inventory of all major airlines operating in, from and to India either through a GDS (we use both Amadeus CRS and Galileo GDS) or through “direct connects” to our airline suppliers’ booking systems.

Most of these airlines offer us fares that match those offered by the airlines on their own websites as well as on other online travel websites. The fares paid by our customers include our service fee in addition to the fares charged by the airlines. We currently have commission arrangements with most India-based airlines, as well as major international airlines that service India, where part of our commission is linked to the number of sales facilitated by us or the revenue realized by these airlines on sales completed through us. Similarly, we earn fees from our GDS service providers on a per-segment basis for sales completed by us through the GDS that are linked to the volumes of sales completed by us. Further, we also earn commissions through sales of ancillary services that allow customers to select their preferred seats, book meals and check baggage using our website and mobile platforms.

Hotels

As of March 31, 2020, we provided our customers with access to over 77,000 domestic accommodations in India and more than 700,000 hotels and properties outside India. We also offer more than 21,000 alternative properties to broaden our customer reach. Our hotel supply team is responsible for negotiating agreements or arrangements with independent hotels, hotel chains and hotel management companies and securing competitive rates, promotions and access to inventory for listing on our websites as well as packaging of holidays. We select our hotel partners by their reputation and quality and monitor customer feedback on our websites as well as other channels in order to ensure that hotels listed on our websites maintain acceptable standards.

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

We have also expanded our hotel offerings by providing alternate accommodations which include villas, apartments, hostels, homestays and cottages. We do not assume any inventory risk and these properties allocate their inventory to us directly or through channel managers. We have also introduced calendar sync option which allows alternative accommodation providers to update inventory by syncing their calendars. We allow customers to book these properties through all of our online platforms.

Buses

As of March 31, 2020, we provided our customers with access to over 21,500 privately owned services, approximately 30,000 government owned Road Transport Corporation services in India, approximately 7,500 services across Peru and Colombia and 10,300 services across South East Asia. We have a bus operator facing platform redBus Plus, which allows bus operators to update service information, creating campaigns, responding to customer feedback and analyze customer demand. redBus also provides bus ticketing API to multiple e-commerce websites across the spectrum and thus enables the widest possible distribution reach for bus operators.

In July 2018, we acquired a 100% equity interest of Bitla, which is India’s leading travel-focused technology provider. Bitla offers SaaS, Cloud and mobile-based solutions to help customers expand their business. Bitla’s technologies are widely used domestically and internationally by bus operators, bus GDSs, online ticketing portals, hoteliers, holiday tour operators and cargo and logistics companies. Bitla maintains an online bus ticketing ecosystem and manages a large inventory of direct buses and bus operators in India.

Competition

The market for travel services and products is highly competitive. We primarily compete with established and emerging providers of travel services and products, including other online travel agencies such as Yatra.com, Booking.com, Cleartrip.com, Expedia.com, traditional travel agencies, tour operators, travel suppliers and intermediaries that provide travel services. Large, established internet search engines have also launched applications offering travel itineraries in destinations around the world, and meta-search companies who can aggregate travel search results also compete with us for customers. The Indian market is highly competitive, and current and new competitors may be able to launch new services at a lower cost. In the hotels and packages segment, we primarily compete with traditional travel players such as Thomas Cook, Travel Triangle and others in packages offerings, as well as online travel agencies in the case of standalone hotel bookings and new entrants. Such competitors may have greater financial resources than us, may seek to increase market share by offering heavy discounting and promotional schemes and may be able to negotiate better rates with suppliers.

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

Intellectual Property

We have registered the domain names www.makemytrip.com, www.makemytrip.ae, www.makemytrip.com.sg, www.goibibo.com, and www.redbus.in, and have full legal rights over all these domain names for the period for which such domain names are registered. We primarily conduct our business under the “MakeMyTrip,” “Goibibo” and “redBus” brand names and logos. We have registered the trademark “MakeMyTrip,” “Goibibo” and “redBus” in India, Australia, Canada, certain member states of the European Union, Russia, Singapore, the USA and various other jurisdictions, and we have other trademark applications pending in these jurisdictions. We have also applied for patents in India for certain aspects of our technological systems.

Our key logos are also registered trademarks in India, including “MMT Black,” “MMT Double Black,” “MakeMyTripMyBusiness,” “GoContacts,” “GoCash,” “GoCashPlus,” “GoIbibo,” “Ibibo,” “MAKEMY,” and “redbus.in.”

In fiscal year 2020, a series of new trademark applications were filed for some of which have also got registered. We also filed a well-known mark application for the wordmark “MakeMyTrip” in India during fiscal year 2020. Additionally, to protect the marks of MakeMyTrip, Goibibo and redBus, we file objections before the trademark registry from time to time against deceptively similar trademarks.

We protect our logo, brand name, websites’ domain names and, to a more limited extent, our content by relying on copyrights, trademarks, trade secret laws and confidentiality agreements. See, also, “Item 3. Key Information — D. Risk Factors — Risks Related to Us and Our Industry —We Cannot Be Sure That Our Intellectual Property Is Protected from Copying or Use by Others, Including Current or Potential Competitors, and We May Be Subject to Third Party Claims for Intellectual Property Rights Infringement”.

Employees

As of March 31, 2020, we had 3,960 employees. The following tables show a breakdown of our employees as of the end of our past three fiscal years by function and location.

	Number of Employees as of March 31,
Division/Function	2018	2019	2020
Management	17	16	18
Product development	179	215	221
Sales and marketing	1,280	1,331	1,340
Technology development and technology support	787	1,052	1,253
Others (including operations, business development, administration, finance and accounting, legal and human resources)	788	836	1,128
Total	3,051	3,450	3,960

	Number of Employees as of March 31,
Location	2018	2019	2020
India	2,763	3,156	3,646
United States	3	3	3
Singapore	64	61	60
Malaysia	21	23	27
Thailand	123	107	107
United Arab Emirates	5	6	6
China	1	1	1
Colombia	8	8	9
Peru	63	63	70
Indonesia	—	22	31
Total	3,051	3,450	3,960

None of our employees are represented by a labor union. We believe that our relations with our employees are good. We contract with third parties for the provision of temporary employees from time to time based on the needs of our businesses for various functions, including administration, technology-related projects and staffing at our travel stores and airport counters. As of March 31, 2020, we employed 701 temporary and contract employees.

After March 31, 2020, during the COVID-19 pandemic, we significantly ramped down our outsourced teams at our call centers and our offline team managing corporate events. We also right sized our headcount largely in our packages business by shifting to variable cost driven offline sales channels, away from high fixed cost offline channels and optimized in some other areas where business recovery seemed slower.

Insurance

We maintain and annually renew insurance for losses (but not business interruption) arising from fire, burglary as well as terrorist activities for our corporate office at Gurugram, India and for our airport counters. We have a liability policy to insure our directors and officers from various liabilities arising out of the general performance of their duties. We have purchased public liability insurance, fidelity insurance and work injury compensation insurance for our group entities. In fiscal year 2019, we also obtained cyber and crime insurance.

Regulations

We are subject to various laws and regulations in India arising from our operations in India, including travel agent requirements and the operation of our MakeMyTrip, Goibibo and redBus call centers, airport counters and company-owned travel stores.

MMT India requires licenses from state tourism departments to act as a travel agent/tour operator in certain states in India. MMT India has received such licenses from the Ministry of Tourism, Government of India for its registered office in the National Capital Territory of Delhi. In addition, Luxury Tours and ibibo Group Pte. Ltd. holds a travel agent’s licenses from the Singapore Tourism Board, Luxury Tours (Malaysia) holds an inbound license from the Ministry of Tourism, Malaysia We also have inbound and outbound licenses for ITC Group issued by Department of Tourism, Thailand.

MMT India holds a license from the Reserve Bank of India to act as a Full-Fledged Money Changer (single branch), which requires that MMT India maintain minimum net owned funds of Rs.2.5 million (approximately $0.03 million).

Under the Indian Information Technology Act, 2000, as amended, we are subject to civil liability to compensate for wrongful loss or gain to any person arising from negligence in implementing and maintaining reasonable security practices and procedures with respect to sensitive personal data or information that we possess, deal with or handle in our computer systems, networks, databases and software. India has also implemented privacy laws, including the Information Technology (Reasonable Security Practices and Procedures and Sensitive Personal Data or Information) Rules, 2011, which impose limitations and restrictions on the collection, use and disclosure of personal information. In December 2019, the Personal Data Protection Bill, 2019 was tabled in the Indian Parliament by the Government of India and has currently been referred to a joint parliamentary committee. This bill proposes to provide mechanisms for the protection of personal data and establish a government authority for data protection.

The Consumer Protection Act, 2019, along with the Consumer Protection (E-Commerce) Rules, 2020, recently became effective and replaced the Consumer Protection Act, 1986, as amended. The new law and rules regulate matters relating to consumer rights, unfair trade practices and false or misleading advertising, and also establish regulatory authorities, including to address complaints, conduct investigations and adjudicate disputes. The rules impose obligations on marketplace and inventory e-commerce entities and sellers relating to the conduct of business and disclosure of information.

We obtained necessary licenses to operate our domestic and international call centers as “Other Service Providers” for various locations such as Delhi, Bangalore, Mumbai, Pune, Kolkata, Chennai, Ahmedabad, Lucknow and Indore from the Department of Telecommunications, Ministry of Communications, Government of India. We have also obtained telemarketing center approvals for Delhi and Gurugram. We obtain and maintain registrations for our shops and establishments in each state where our company-owned travel stores are located. These licenses are renewed on regular basis whenever required.

Our operations in India currently do not benefit from tax holidays under any applicable laws or regulations.

The Government of India’s consolidated foreign direct investment policy, or the FDI Policy, and the Foreign Exchange Management Act, 1999, as amended, and the rules and regulations thereunder, or the FEMA, have certain requirements with respect to downstream investments by Indian companies that are owned or controlled by foreign entities and with respect to foreign investment into India and transfer of ownership or control of Indian companies in sectors with caps on foreign investment from resident Indian persons or entities to foreigners, as well as such transactions between foreigners. These requirements currently include restrictions on pricing, valuation of shares and sources of funding for such investments, and may, in certain cases, require prior notice to or approval of the Government of India. In addition, pursuant to amendments in April 2020 to the FDI policy and FEMA rules, prior government approval will be required for any non-debt investment into India by non-resident entities from countries that share a land border with India or where the beneficial owner of such an investment is situated in or is a citizen of any such country, as well as for any transfer of any such proposed or past non-debt investment, directly or indirectly, that would result in ownership by any such non-resident entity or beneficial owner. The list of border countries includes the People’s Republic of China. This approval requirement applies to investments in all sectors, including those that previously did not require such approval, such as travel and tourism.  The term “beneficial owner” has not yet been defined under the amended rules.  If we are deemed to be a non-resident entity or an entity with a beneficial owner restricted by these amendments, prior government approval will be required for investments in non-debt instruments in our direct and indirect Indian subsidiaries and group entities, including MMT India and Ibibo India, as well as for any such proposed investments or acquisitions by us or our affiliates, including MMT India, Ibibo India and affiliates which are not resident in India. Further, under the FEMA, we are restricted from lending to or borrowing from our Indian subsidiaries and our Indian subsidiaries are restricted from lending or borrowing in foreign currencies. We are also required to complete FEMA filings with respect to past investments in order to make further investments in India. Under the FEMA, the Reserve Bank of India has the power to impose monetary penalties, including of up to three times the value of a FEMA contravention where quantifiable, and confiscate the shares at issue. Further, the Government of India has made and may continue to make revisions to the FDI policy on e-commerce in India, including in relation to business model, inventory, pricing and permitted services. The Department of Promotion of Industry and Internal Trade, Ministry of Commerce and Industry, Government of India invited comments on a draft National e-Commerce Policy in 2019, which addresses various topics, including data and e-commerce regulation. The timing or impact of this policy, which remains in draft form, is not yet certain. Such changes may require us to make changes to our business in order to comply with Indian law.

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

Notes:

(1)	The operating subsidiaries of MakeMyTrip (India) Pvt. Ltd. include Quest2Travel.com India Private Limited.
(2)

The operating subsidiaries of Ibibo Group Holdings (Singapore) Pte. Ltd. include Ibibo India, Bitla, Ibibo Group Pte. Limited, Singapore and other insignificant subsidiaries. Ibibo India is the ibibo Group’s key Indian operating subsidiary.

(3)	The ITC Group consists of ITC Bangkok Co., Ltd. (Thailand) and other insignificant subsidiaries.

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

As of March 31, 2020, we had 14 company-owned travel stores in 14 cities, over 150 franchisee-owned travel stores which primarily sell packages in more than 100 cities, and counters in four major airports in India under our MakeMyTrip brand. Outside of India, we lease offices in South-East Asia, Dubai, the USA and Latin America. During the COVID-19 pandemic, we have also right sized some of our businesses in sync with our longer term growth strategy to transition out of high fixed costs offline sales channels as a result of which we have shut all our company owned offline retail stores in India. We have also shut down portions of our principal office for MMT India and ibibo Group in Gurugram and Bengaluru.

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

Overview

We are a leading online travel company in India. Through our primary websites, www.makemytrip.com, www.goibibo.com and www.redbus.in, and mobile platforms, travelers can research, plan and book a wide range of travel services and products in India as well as overseas. Our services and products include air ticketing, hotels and packages, bus tickets, rail tickets, car hire, experiences and ancillary travel requirements such as facilitating access to third-party travel insurance and visa processing. In order to meet the requirements of the growing Indian middle-class travel market where Internet penetration is low, we also utilize other technology-enhanced distribution channels, including call centers, franchisee-owned travel stores in India, as well as our travel agents’ network in India. Our customers are able to make bookings on our MakeMyTrip, Goibibo and redBus websites and on mobile platforms through our mobile applications, including Indian domestic and international flights, hotels and holiday packages and Indian bus offerings through our iOS and Android applications. Smartphones and mobile devices have and will continue to be an integral part of how our customers shop for and purchase our products in the coming years.

We generate revenue through three main lines of business, air ticketing, hotels and packages and bus ticketing. Our sales of air tickets, bus tickets and hotel rooms are primarily made through our websites and our mobile applications. Our customers can book standard packages on our MakeMyTrip websites and mobile platforms, but sales of packages within or outside India are often concluded through our call centers, travel stores and travel agents’ network. We also generate revenue through the online sale of rail and metro tickets, cab services, experiences, visa services, brand alliance fees and by facilitating access to travel insurance, as well as advertising revenue from third-party advertisements on our websites.

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

As certain parts of our revenue are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance in each of our reportable segments based on Adjusted Margin, which is a segment profitability measure, as we believe that Adjusted Margin reflects the value addition of the travel services that we provide to our customers. The presentation of this segment profitability information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our Adjusted Margin may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

The following table reconciles our revenue (an IFRS measure) to Adjusted Margin (a segment profitability measure):

	Air Ticketing			Hotels and Packages			Bus Ticketing			Others
	Fiscal Year Ended March 31,			Fiscal Year Ended March 31,			Fiscal Year Ended March 31,			Fiscal Year Ended March 31,
	2018	2019	2020	2018	2019	2020	2018	2019	2020	2018	2019		2020
	(in thousands except percentages)
Revenue as per IFRS (1)	$167,391	$166,714	$174,361	$439,963	$237,524	$235,814	$50,932	$53,745	$65,009	$16,970	$28,028		$36,345
Add: Customer inducement costs recorded as a reduction of revenue	34,673	68,632	75,779	43,068	274,915	265,706	—	13,950	17,688	—	861		1,985
Less: Service Cost as per IFRS	—	1,193	420	169,347	160,824	141,404	6,530	8,870	7,060	—	58	(2)	383	(2)
Adjusted Margin	$202,064	$234,153	$249,720	$313,684	$351,615	$360,116	$44,402	$58,825	$75,637	$16,970	$28,831		$37,947
% of total Adjusted Margin	35.0%	34.8%	34.5%	54.4%	52.2%	49.8%	7.7%	8.7%	10.5%	2.9%	4.3%		5.2%

(1)

Effective April 1, 2018, we adopted the new revenue recognition standard IFRS 15, where customer inducement costs have been recorded as a reduction of revenue. We have adopted the new standard by using the cumulative effect method and accordingly, the comparative information has not been restated.

(2)	Loyalty program costs amounting to $2.5 million and $5.1 million have been excluded from service cost for the fiscal years 2019 and 2020, respectively, relating to “Others”.

Key Operating Metrics

Our operating results are affected by certain key metrics that represent overall transaction activity and subsequent financial performance generated by our travel services and products. Three of the most important metrics, which are critical in determining the ongoing growth of our business, are Adjusted Margin, gross bookings and Adjusted Margin %.

Revenue from our air ticketing business is generally accounted for on a “net” basis (representing the commissions, incentive payments and fees we earn) and recognized at the time of issuance of air tickets. We account for our air ticketing revenue in this manner as we typically act as an agent and do not assume any performance obligation after the confirmation of the issuance of tickets. However, on a few occasions, we pre-purchase air ticket inventory in our Hotels and Packages business order to enjoy special negotiated rates and revenue from the sale of such tickets is accounted for on a “gross” basis (representing the price of the tickets paid by our customers) as we assume inventory risk on such pre-purchased tickets. The cost of such air tickets is classified as service cost.

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

As certain parts of our revenue are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance in each of our reportable segments based on Adjusted Margin, as we believe this reflects the value addition of the travel services that we provide to our customers.

Gross bookings represent the total amount paid by our customers for the travel services and products booked through us, including taxes, fees and other charges, and are net of cancellations, discounts and refunds.

Adjusted Margin % is defined as Adjusted Margin as a percentage of gross bookings and represent the commissions, fees, incentive payments and other amounts earned in our business. We follow Adjusted Margin % trends closely across our various lines of business to gain insight into the profitability of our various businesses.

The following table sets forth our unit metrics, gross bookings and Adjusted Margin % for our air ticketing business, hotels and packages business and bus ticketing business during last three fiscal years.

	Fiscal Year Ended March 31,
	2018	2019	2020
	(in thousands, except percentages)
Unit metrics
Air Ticketing - Flights segments	33,339	39,485	42,054
Hotels and Packages - Room nights	21,911	26,611	29,647
Standalone Hotels - Online - Room nights	20,998	25,911	29,043
Bus Ticketing - Travelled tickets(1)	39,570	61,464	78,582

Gross bookings:
Air Ticketing	$2,704,522	$3,214,545	$3,581,267
Hotels and Packages	1,389,623	1,515,464	1,626,732
Bus Ticketing(1)	496,920	716,135	885,736
	$4,591,065	$5,446,144	$6,093,735

Adjusted Margin %:
Air Ticketing	7.5%	7.3%	7.0%
Hotels and Packages	22.6%	23.2%	22.1%
Bus Ticketing(1)	8.9%	8.2%	8.5%

Note:

(1)

Until March 31, 2018, for internal reporting purposes, our “Bus Ticketing” revenue was included under the “Other” segment. Effective April 1, 2018, we changed the composition of our operating segments which has resulted in “Bus Ticketing” now being reported as a separate segment. Following this change in the composition of our reportable segments, we have restated the corresponding items of segment information for fiscal year 2018.

Factors Affecting Our Results of Operations

Changes in Our Business Mix and Adjusted Margin %. Changes in the Indian air travel industry have affected, and will continue to affect, the revenue per transaction for travel agents, including our company. In particular, volatility in global economic conditions and jet fuel prices in recent years, as well as increased liquidity constraints, have caused our airline partners to pursue cost reductions in their operations, including reducing distribution costs. Measures taken by airlines to reduce such costs have included reductions in travel agent commissions. Many international airlines which fly to India have also either significantly reduced or eliminated commissions to travel agents. Unlike full-service airlines, low-cost airlines do not generally utilize GDSs for their ticket inventory. As a result, travel agents selling air tickets for low-cost airlines generally do not earn fees from GDSs.

Adverse changes to the overall business and financial climate for the airline industry in India due to various factors including, but not limited to, rising fuel costs, high taxes, significant depreciation of the Indian Rupee as compared to the US dollar making travel for Indian consumers outside India more expensive, and increased liquidity constraints, resulted in airlines in India reducing the base commissions paid to travel agencies. Over the last few years, the domestic airlines in India continued to reduce the base commissions paid to travel agencies and we spent significantly to promote transactions on our mobile platforms in India and to promote our international hotels. These factors have caused us to record net losses in the past and in the current year. Any consolidation in the airline industry involving our suppliers may also adversely affect our existing relationships and arrangements with such suppliers. In addition, many large hotel chains and online travel agencies have launched initiatives, such as increased discounting and incentives, to encourage consumers to book accommodations through their websites. Discounting and couponing coupled with a high degree of consumer shopping behavior is particularly common in Asian markets, while brand loyalty in such markets is less important. In some cases, our competitors are willing to make little or no profit on a transaction, or offer travel services at a loss, in order to gain market share. During fiscal years 2018, 2019 and 2020, we made significant investments in our ongoing customer acquisition programs, such as cash incentives and select loyalty program incentive promotions, to accelerate growth in our standalone hotel booking business in response to increased competition in the domestic travel market in India. This was the primary factor that resulted in our net loss of  $(220.2) million and $(167.9) in fiscal years 2018 and 2019, respectively. In fiscal year 2020, our net loss was $(447.5) million, of which $(302.9) million was the result of an impairment of goodwill and provision for litigations.

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

In fiscal year 2020, our air ticketing Adjusted Margin % decreased to 7.0% from 7.3% in fiscal year 2019. The marginal decline in Adjusted Margin % was primarily attributable to less supplier incentives earned, due to the decline in air travel demand due to the COVID-19 pandemic in the quarter ended March 31, 2020. In fiscal year 2020 prior to the COVID-19 pandemic, air ticketing- flight segments and gross bookings were on a growth trajectory largely driven by the expansion of the travel market in India, including increased domestic travel and the opening of new airports under the Government of India’s initiative program “UDAN” which is focused on broadening the air travel sector, bringing new entrants into the air travel market and expanding the Indian economy. As of March 31, 2020, 48 new airports and more than 260 new routes were opened and operational under the said UDAN scheme. In fiscal year 2019, our air ticketing Adjusted Margin % decreased to 7.3% from 7.5% in fiscal year 2018.

In fiscal year 2020, our Adjusted Margin % in the hotels and packages business decreased to 22.1% from 23.2% in fiscal year 2019, primarily due to a decrease in margins from our suppliers in line with a shift in our pricing strategy in the hotels and packages business. In fiscal year 2019, our Adjusted Margin % in the hotels and packages business increased to 23.2% from 22.6% in fiscal year 2018. The increase in Adjusted Margin % in fiscal year 2019 was mainly driven by an increase in standalone hotels bookings as a percentage of overall transactions in our hotels and packages business in fiscal year 2019.

Gross bookings for hotels and packages increased from $1,515.5 million in fiscal year 2019 to $1,626.7 million in fiscal year 2020. Adjusted Margin from our hotels and packages business accounted for 54.4%, 52.2% and 49.8% of our total Adjusted Margin in fiscal years 2018, 2019 and 2020, respectively.

In fiscal year 2020, our Adjusted Margin % in the bus ticketing business increased to 8.5% from 8.2% in fiscal year 2019, which reflects the continued offline to online shift within this travel segment, partially offset by the impact of the COVID-19 pandemic, including lower travel demand beginning in March 2020 and travel restrictions and nationwide lockdown orders implemented in India in March 2020. Our Adjusted Margin % in the bus ticketing business was 8.2% in fiscal year 2019 and 8.9% in fiscal year 2018.

Seasonality in the Travel Industry. We experience seasonal fluctuations in the demand for travel services and products offered by us. We tend to experience higher revenues from our hotels and packages business in the second and fourth calendar quarters of each year, which coincide with the summer holiday travel season and the year-end holiday travel season for our customers in India and other markets. In our air ticketing business, we may have higher revenues in a particular quarters arising out of periodic discounted sales of tickets by our suppliers. Our bus ticketing business is less impacted by seasonality. These seasonal trends may be affected by the COVID-19 pandemic and its ongoing impact on the travel industry.

Marketing and Sales Promotion Expenses. Competition in the Indian online travel industry has intensified and the industry is expected to remain highly competitive for the foreseeable future. Increased competition may cause us to increase our marketing and sales promotion expenses in the future in order to compete effectively with new entrants and existing players in the market.

We also incur costs associated with customer inducement and acquisition programs, including cash incentives and select loyalty program incentive promotions, which we offer from time to time on various booking platforms. Post adoption of IFRS 15 from April 1, 2018, such customer inducement costs for acquiring customers and promoting transactions across various booking platforms such as upfront cash incentives and select loyalty programs cost, when incurred are recorded as a reduction or deferral of revenue. When the incentives offered to the traveler are higher than the income earned from the customers, the excess (i.e., the incentive given to a traveler less income earned from the customers) on an individual transaction basis is classified under marketing and sales promotion expenses. We may also increase our marketing and sales promotion expenses as a result of our expansion into new markets and such expenses may not be offset by increased revenue particularly at the initial commencement of business in these new markets.

Trends and Changes in the Indian Economy and Travel Industry. Our financial results have been, and are expected to continue to be, affected by trends and changes in the Indian economy and travel industry, particularly the Indian online travel industry. An expanding and evolving travel market, coupled with greater internet, smartphone and other mobile device penetration, is expected to drive robust growth in online travel bookings in India. As consumers shift to researching and booking travel online, travel suppliers have adapted their offerings and deepened their relationships with online marketing and booking channels, such as online travel agencies, to generate revenue. Online travel agencies provide travel suppliers with scale and distribution into new and existing markets and 24/7 customer service and localization services, including language and payment capabilities. These trends and changes include:

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

In addition, the COVID-19 pandemic has had a significant negative impact on the travel industry in India, including our business, and around the world. For more information, see “Risk Factors – Risks Relating to Us and Our Industry – The COVID-19 pandemic has had, and is expected to have, a material adverse effect on the travel industry and our business, financial condition, results of operations and cash flows.”

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

In the past few years, there have been periods of weakness in the Indian Rupee compared to the US dollar. In fiscal year 2020, the average value of the Indian Rupee depreciated 1.4% against the US dollar as compared to the average value of the Indian Rupee in fiscal year 2019, and in fiscal year 2019, the average value of the Indian Rupee depreciated 8.4% against the US dollar as compared to the average value of the Indian Rupee in fiscal year 2018. We had a net foreign exchange loss of $(13.7) million in fiscal year 2020, mainly due to the depreciation of the Indian Rupee against the US dollar by 1.4% during fiscal year 2020.

Our Revenue, Service Cost and Other Revenue and Expenses

Revenue

We commenced operations in 2000 with a focus on the non-resident Indian market in the United States, primarily servicing its demand for United States to India air tickets. We started our Indian business with the launch of our Indian MakeMyTrip website in September 2005 and acquired the ibibo Group in January 2017. Over time, we have expanded our hotels and packages business, expanded internationally and introduced new non-air services and products such as the sale of bus and rail tickets, car hire, experiences and ancillary travel requirements such as facilitating access to third-party travel insurance and visa processing. We also generate advertising revenue from third-party advertisements on our websites. The key travel services we offer are booking of air tickets, hotels and packages and bus tickets. Below is a description of the key components of our revenue.

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

Other Revenue. Our other revenue primarily comprises fees for the sale of rail tickets, car hire, experiences, fees from third party for our facilitation of service offerings, and third-party advertising on our websites and brand alliance fees.

Our business model requires us to act as either an “agent” or the “principal” for the products we sell. Below is a description of our business model where we either act as an “agent” or the “principal.”

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

•

In our packages business, we create packages by bundling air tickets, hotel room nights and other travel services which are then offered as “MakeMyTrip packages.” Accordingly, we act as the principal for such packages since the risks and responsibilities are assumed by us, including the responsibility for delivery of services. For example, if the airline cancels a flight included in the package, we are responsible for providing an alternate flight. Accordingly, in case of MakeMyTrip packages, revenue is accounted for on a ‘gross basis’. The amount collected from the customer is reflected as revenue on a gross basis, and the amount paid to the various suppliers whose services are utilized is reflected as ‘cost of service’.

Similarly, if we pre-purchases air tickets inventory for our hotels and packages business in order to avail negotiated rates and assume inventory risk, then sales of such inventory are accounted for on a ‘gross’ basis, and the amount spent to pre-purchase the air ticket is accounted for as cost of service.

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

Upon adoption of the new revenue recognition accounting standard, IFRS 15, Revenue from contracts with customers, for periods beginning April 1, 2018, customer inducement costs for acquiring customers and promoting transactions across various platforms such as upfront cash incentives and select loyalty programs costs which were earlier recorded as marketing and sales promotion expenses are now being recorded as a reduction of revenue. See “– Critical Accounting Policies – Revenue Recognition.”

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

	Air Ticketing			Hotels and Packages			Bus Ticketing			Others
	Fiscal Year Ended March 31,			Fiscal Year Ended March 31,			Fiscal Year Ended March 31,			Fiscal Year Ended March 31,
	2018	2019	2020	2018	2019	2020	2018	2019	2020	2018	2019		2020
	(in thousands)
Revenue on gross basis	$—	$—	$—	$190,760	$188,834	$163,457	$—	$—	$—	$—	$—		$—
Revenue on net basis	167,391	166,714	174,361	249,203	48,690	72,357	50,932	53,745	65,009	16,970	28,028		36,345
Revenue as per IFRS(1)	$167,391	$166,714	$174,361	$439,963	$237,524	$235,814	$50,932	$53,745	$65,009	$16,970	$28,028		$36,345
Add: Customer inducement costs recorded as a reduction of revenue	34,673	68,632	75,779	43,068	274,915	265,706	—	13,950	17,688	—	861		1,985
Less: Service Cost as per IFRS	—	1,193	420	169,347	160,824	141,404	6,530	8,870	7,060	—	58	(2)	383	(2)
Adjusted Margin	$202,064	$234,153	$249,720	$313,684	$351,615	$360,116	$44,402	$58,825	$75,637	$16,970	$28,831		$37,947

(1)

Effective April 1, 2018, we adopted the new revenue recognition standard IFRS 15, where customer inducement costs have been recorded as a reduction of revenue. We have adopted the new standard by using the cumulative effect method and accordingly the comparative information has not been restated.

(2)	Loyalty program costs amounting to $2.5 million and $5.1 million have been excluded from service cost for the fiscal years 2019 and 2020, respectively, relating to “Others”.

Personnel Expenses

Personnel expenses primarily consist of wages and salaries and other short-term benefits, employee welfare expenses, contributions to mandatory retirement provident funds as well as other expenses related to the payment of retirement benefits, and equity settled share based payments.

Marketing and Sales Promotion Expenses

Marketing and sales promotion costs consist of internet, television, radio and print media advertisement costs as well as event-driven promotion costs for our products and services. These costs include online video and display advertising on websites, television and in print, search engine marketing, referrals from meta-search and travel research websites and other media costs such as public relations and sponsorships. We also incur costs associated with customer inducements and acquisitions programs, including cash incentives and select loyalty program incentive promotions, which we offer from time to time on various booking platforms. Marketing and sales promotion costs are recognized when incurred. The rationale for the significant increase in such expenses is detailed below.

Since 2016, the Indian travel industry has seen a significant shift to online transactions driven by significant growth in the smartphones user base. In the past, most of our customers booked travel services using our websites through their desktop or laptop. Keeping in view the changing trend of the platform being used by customers for online search and bookings (i.e. increasingly moving towards mobile site or mobile applications), we created direct engagement programs to attract and retain customers. Accordingly, in fiscal year 2016 we introduced various marketing and promotional schemes such as cash incentives and loyalty programs to acquire and retain online customers in India. In addition, the ibibo Group, which we acquired in January 2017, also had a variety of similar marketing and promotional schemes such as cash incentives and loyalty programs offered under the “Goibibo” and “redBus” brands.

While internet penetration in India has been increasing steadily since 2016, we believe that it still has substantial room for growth. As internet penetration increases, Indian consumers are increasingly using the internet to research and purchase products, including travel. The use of mobile devices in India is expected to continue to grow. With the proliferation of smartphones and tablets, mobile has become a prominent tool for travelers to search, discover and purchase travel services. For example, our standalone hotel bookings made over mobile improved to 77%, 80% and 82% in fiscal years 2018, 2019 and 2020, respectively, of total online bookings.

We have offered these customer inducement and acquisition programs from time to time on our various booking platforms. Below are further details regarding the cash back incentives, upfront cash incentives and e-wallet loyalty programs that we offer:

•

Cash back incentives: Under this scheme, the end-customers are offered certain predefined cash back based on the terms offered at the time of sale. We enter into specific agreements with various banks for joint promotional offers pursuant to which the cost of cash back promotional incentive is shared between us and the bank and is agreed before rolling out such schemes to the end-customers. On eligible transactions, an instant cash-back discount is given to the end-customer at the time of payment or a cash is credited in the end customer’s credit card or bank account by bank as per the terms communicated at the time of the transaction. We share details of eligible bookings made under the promotional offer with the respective banks with whom such promotions were offered. The relevant bank reconciles the details shared with transactions recorded on their platform.

It is our obligation to pay the end-customer on the basis of a promotional offer for an instant cash-back discount. In the case of instant cash-back discounts, after the completion of the offer period, we send an invoice to the relevant bank to recover the portion of the cost which has to be borne by the bank. The bank then verifies the invoice with its bookings under the respective promotional offers based on the agreement entered and pays the eligible cash back amount to us.

It is the relevant bank’s obligation to pay the end-customer on the basis of a promotional offer for a cash credit to end customer’s credit card or bank account. In the case of cashback to card offers, after completion of the offer period, the bank sends an invoice to us to recover the portion of the cost which has to be borne by us. We verify the invoice with our bookings under the respective promotional offers based on the agreement entered with bank and pay the eligible cash back amount to the bank.

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

•

E-wallet loyalty program: As part of our loyalty program and to drive repeat behavior, we have created a captive E-wallet program on our Indian websites and mobile applications. Under this program, we give cash back on eligible online transactions to our customers as part of our inducement and retention plan and to effectively promote cross-sales across different business segments. The cash back is given in our customers’ E-wallet account, which can only be used for future bookings to be made with us, subject to certain monetary restrictions and other terms and conditions.

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

These customer inducement costs were previously recorded as marketing and sales promotion costs but upon adoption of revenue recognition accounting standard, IFRS 15, Revenue from contracts with customers, for periods beginning April 1, 2018, these customer inducement costs  are recorded as a reduction of revenue since these customer inducement costs are associated with our programs for acquiring customers and promoting transactions across various booking platforms. While most of these customer inducement costs  are recorded as a reduction in revenue, however, when the discount and other incentives offered to the customer are higher than the income earned from such customer, the excess (i.e., the discount/incentive given to a customer less income earned from such customer) on an individual transaction basis is classified under marketing and sales promotion expenses and not recorded as a reduction in revenue.

We also run certain other loyalty programs as part of our routine loyalty traction mechanism to incentivize our customers to buy additional services in future. We have offered these loyalty programs for many years. Under such loyalty programs, the rewards awarded to a customer in a sales transaction represent incentives offered to such customers from value derived from the sales transaction.

Other Operating Expenses

Other operating expenses primarily consist of, among other things, charges by payment gateway providers, website hosting charges and fees paid to our outsourcing service providers for our call center service and other functions.

Depreciation, Amortization and Impairment

Depreciation consists primarily of depreciation expense recorded on property, plant and equipment, such as computers, office equipment, furniture and fixtures, buildings (owned), buildings (right-of-use), leasehold improvements and motor vehicles. Amortization expense consists primarily of amortization recorded on intangible assets including technology-related development expenses, software and intangible assets including customer relationship and brand/trade mark acquired in a business combination. Impairment expenses consist of losses on account of certain intangibles assets no longer being used in business.

Impairment of goodwill

Goodwill is tested annually for impairment. An impairment loss is recognized if the carrying amount of a cash generating unit, or CGU, exceeds its recoverable amount. The recoverable amount of a CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assumptions of the time value of money and the risks specific to the asset or CGU. Impairment losses are recognized in profit or loss. An impairment loss in respect of goodwill is not reversed.

Finance Income and Costs

Finance income comprises interest income on funds invested, foreign currency gains (net) and change in financial liability.

Finance costs comprise interest expense on borrowings, foreign currency losses (net), change in financial liability, impairment losses recognized on financial assets, including trade and other receivables and cost related to public offerings. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Interest income and cost is recognized as it accrues in profit or loss, using the effective interest method.

The “effective interest rate” is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to the gross carrying amount of the financial asset; or the amortized cost of the financial liability.

Foreign currency gains and losses are reported on a net basis.

Foreign Currency Translation

We report our consolidated financial statements in US dollars, which is the functional currency of our holding company and certain of our subsidiaries. The functional currency of each of our subsidiaries is the currency in which each subsidiary primarily generates and expends cash. The financial statements of all our subsidiaries with functional currencies other than US dollars are translated to our holding company’s reporting currency using relevant exchange rates in accordance with IFRS. In particular, the assets and liabilities of our foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to US dollars at exchange rates as of the relevant reporting date, and the income and expenses of our foreign operations are translated to US dollars at the average of the exchange rates applicable during the relevant reporting period. Adjustments resulting from the translations of financial statements of our subsidiaries, except for subsidiaries whose functional currency is US dollars, from their functional currency to our reporting currency are accumulated and reported as other comprehensive income (loss), which is a separate component of our shareholders’ equity. However, if the operation is a non-wholly owned subsidiary, then the relevant proportionate share of the translation difference is allocated to non-controlling interest and reported in non-controlling interest. When a foreign operation is disposed of, in part or in full, the relevant amount in the FCTR is transferred to profit or loss as part of the profit or loss on disposal. See also “— Quantitative and Qualitative Disclosures about Market Risk — Foreign Exchange Risk.”

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

The Company provides loyalty programs under which participating customers earn loyalty points on current transactions that can be redeemed for future qualifying transactions. Under its customer loyalty programs, the Group allocates a portion of the consideration received to loyalty points that are redeemable against any future purchases of the Group’s services. This allocation is based on the relative stand-alone selling prices. The amount allocated to the loyalty program is deferred, and is recognized as revenue when loyalty points are redeemed or expire.

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

In the event of cancellation of airline tickets, revenue recognized in respect of commissions earned by the company on such tickets is reversed and is netted off from the revenue earned during the fiscal period at the time the cancellation is made by the customers. The revenue from the sale of tours and packages, hotel reservations and bus ticketing is recognized on the customer’s departure, check-in date and date of journey, respectively. Cancellations, if any, do not impact revenue recognition since revenue is recognized upon the availment of services by the customer.

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

Income from other sources, primarily comprising advertising revenue, income from rail tickets reservation and commission from providing the option of purchasing travel insurance from third-party insurers, is recognized as the services are being performed. Income from rail tickets reservation is recognized as an agent on a net commission earned basis, as the Group does not assume any performance obligation post the confirmation of the issuance of the ticket to the customer.

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

The Company provides loyalty programs under which participating customers earn loyalty points on current transactions that can be redeemed for future qualifying transactions. Revenue is allocated between the loyalty program and the other components of the sale when such loyalty programs are offered as concessional offers. The amount allocated to such loyalty program is deferred, and is recognized as revenue when the Group fulfills its obligations to supply the discounted products/services under the terms of the program or when it is no longer probable that the points under the program will be redeemed.

Further, when loyalty program are run as part of the Group’s customer inducement / acquisition activities with the intent of acquiring customers and promoting transactions across various booking platforms, the related cost for providing discounted products/services is recognized as marketing and sales promotion expense instead of as deferral of revenue.

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

Marketing and Sales Promotion Costs

Marketing and sales promotion costs comprise of internet, television, radio and print media advertisement costs as well as event driven promotion cost for Group’s products and services. These costs include online video and display advertising on websites, television, print formats, search engine marketing, referrals from meta-search and travel research websites and any other media costs such as public relations and sponsorships.

Additionally, the Group also incurs customer inducement costs for acquiring customers and promoting transactions across various booking platforms such as upfront cash incentives and select loyalty programs cost, which when incurred were recorded as marketing and sales promotion costs before April 1, 2018. Post adoption of IFRS 15 from April 1, 2018, such customer inducement costs for acquiring customers and promoting transactions across various booking platforms such as upfront cash incentives and select loyalty programs cost, when incurred are recorded as a reduction / deferral of revenue. In addition, when the incentives offered to the traveler are higher than the income earned from the customers, the excess (i.e., incentive given to a traveler less income earned from the customers) on an individual transaction basis is classified under marketing and sales promotion expenses.

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

Estimates relating to the impact of the COVID-19 pandemic

The COVID-19 pandemic has had a significant negative impact on the travel industry in India, including our business, and around the world. For more information, see “Risk Factors – Risks Relating to Us and Our Industry – The COVID-19 pandemic has had, and is expected to have, a material adverse effect on the travel industry and our business, financial condition, results of operations and cash flows.”

During the preparation of the consolidated financial statements, our management has made estimates and assumptions about the impact of the COVID-19 pandemic on critical and significant accounting estimates including fair valuation of financial assets and impairment of goodwill. Although our management believes that these estimates are reasonable and they are based upon our management’s best knowledge of current events and actions, actual results could differ from these estimates. Any changes in estimates are adjusted prospectively in our Group’s consolidated financial statements.

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

Financial assets classified as measured at Fair Value Through Profit Or Loss (“FVTPL”) (March 31, 2018: Available for Sale financial assets)

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

Impairment

i)	Non-derivative financial assets

Financial instruments and contract assets

The Group recognizes loss allowances for ECLs on:

•	financial assets measured at amortized cost;
•	debt investments measured at FVOCI; and
•	contract assets.

The Group measures loss allowances at an amount equal to lifetime ECLs, except for the following, which are measured as 12-month ECLs:

•	debt securities that are determined to have low credit risk at the reporting date; and
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

The Group assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due.

The Group considers a financial asset to be in default when:

•	the borrower is unlikely to pay its credit obligations to the Group in full, without recourse by the Group to actions such as realizing security (if any is held); or
•	the financial asset is more than 90 days past due.

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

Credit-impaired financial assets

At each reporting date, the Group assesses whether financial assets carried at amortized cost are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Presentation of allowance for ECL in the statement of financial position

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets.

For debt securities at FVOCI, the loss allowance is charged to profit or loss and is recognized in OCI.

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

An impairment loss in respect of an equity-accounted is measured by comparing the recoverable amount of the investment with its carrying amount. An impairment loss is recognized in profit or loss, and is reversed if there has been a favorable change in estimates used to determine the recoverable amount.

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

The equity instruments generally vest in tranches over the vesting period. The fair value determined at the grant date is expensed over the vesting period of the respective tranches. We recognize share-based compensation net of an estimated forfeiture rate and expectation of non-market performance conditions to be met, therefore only recognize compensation cost for those shares expected to vest over the vesting period of the award.

We are required to estimate share-based compensation expense net of estimated forfeitures and expectation of non-market conditions to be met. In determining the estimated forfeiture rates for share-based awards, we periodically conduct an assessment of the actual number of equity awards that have been forfeited to date as well as those expected to be forfeited in the future. We consider many factors when estimating expected forfeitures, including the type of award, the employee class and historical experience. If our actual forfeiture rate is materially different from our estimate, the share-based compensation expense could be significantly different from what we have recorded in the current period.

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

	Fiscal Year Ended March 31,
	2018		2019		2020
	Amount	%	Amount	%	Amount		%
	(in thousands, except percentages)
Revenue(1)	$675,256	100.0	$486,011	100.0	$511,529		100.0
Other Income	435	0.1	220	0.0	1,063		0.2
Service cost	(175,877)	(26.0)	(173,412)	(35.7)	(154,320)		(30.2)
Personnel expenses	(114,157)	(16.9)	(113,567)	(23.4)	(129,836)		(25.4)
Marketing and sales promotion expenses(1)	(451,818)	(66.9)	(192,080)	(39.5)	(166,603)		(32.6)
Other operating expenses	(120,566)	(17.9)	(133,295)	(27.4)	(185,401)		(36.2)
Depreciation, amortization and impairment	(32,712)	(4.8)	(26,817)	(5.5)	(33,682)		(6.6)
Impairment of goodwill	—	—	—	—	(272,160)		(53.2)
Results from operating activities	(219,439)	(32.5)	(152,940)	(31.5)	(429,410)	(2)	(83.9)
Finance income	5,189	0.8	6,459	1.3	3,362		0.7
Finance costs	(3,901)	(0.6)	(11,329)	(2.3)	(21,433)		(4.2)
Impairment in respect of an equity- accounted investee	—	—	(9,926)	(2)	—		—
Share of loss of equity-accounted investees	(1,998)	(0.3)	(887)	(0.2)	(65)		(0.0)
Profit (Loss) before tax	(220,149)	(32.6)	(168,623)	(34.7)	(447,546)	(2)	(87.5)
Income tax benefit (expense)	(91)	(0.0)	740	0.2	29		0.0
Profit (Loss) for the year	(220,240)	(32.6)	(167,883)	(34.5)	(447,517)	(2)	(87.5)

(1)

Effective April 1, 2018, the Group adopted the new revenue recognition standard, IFRS 15 – Revenue from Contracts with Customers. Post adoption of the new standard, customer inducement costs for acquiring customers and promoting transactions across various booking platforms such as upfront cash incentives and select loyalty programs cost, which when incurred were previously recorded as marketing and sales promotion costs, are now being recorded as a reduction of revenue. The Group adopted the new standard by using the cumulative effect method and accordingly the comparative information has not been restated.

(2)	Includes one-time impact of impairment of goodwill of $272.2 million and provision for litigations of $30.8 million in fiscal year 2020.

Fiscal Year 2020 Compared to Fiscal Year 2019

Revenue. We generated revenue of $511.5 million in the fiscal year 2020, an increase of 5.3% over revenue of $486.0 million in the fiscal year 2019, primarily as a result of an increase of 4.6% in our revenue from our air ticketing business, an increase of 21.0% in our revenue from bus ticketing business and an increase of  29.7% in other revenue, partially offset by decrease of 0.7% in our hotels and packages business in fiscal year 2020. Our revenue for fiscal year 2020 reflects increases in revenue in each of our business segments during the first three quarters of fiscal year 2020, which were partially offset by the impact of the COVID-19 pandemic in the quarter ended March 31, 2020, including lower travel demand beginning in March 2020 and travel restrictions and nationwide lockdown orders implemented in India in March 2020.

Air Ticketing. Revenue from our air ticketing business increased by 4.6% to $174.4 million in the fiscal year 2020 from $166.7 million in the fiscal year 2019. Adjusted Margin from our air ticketing business increased by 6.6% to $249.7 million in the fiscal year 2020, from $234.2 million in the fiscal year 2019. Adjusted Margin – air ticketing includes customer inducement costs of $75.8 million in the fiscal year 2020 and $68.6 million in the fiscal year 2019, recorded as a reduction of revenue. These customer inducement costs added back to Adjusted Margin, is intended to reflect the way we view our ongoing business. Under IFRS, these customer inducement costs are required to be recorded as a reduction of revenue. The increase in revenue and Adjusted Margin - air ticketing was due to an increase in gross bookings of 11.4% primarily driven by a 6.5% increase in the number of air ticketing flight segments year over year, mainly driven by growth in our outbound air ticketing business, partially offset by a decrease in gross booking in the quarter ended March 31, 2020 due to the impact of the COVID-19 pandemic, including lower travel demand beginning in March 2020 and travel restrictions and nationwide lockdown orders implemented in India in March 2020. Our Adjusted Margin % (defined as Adjusted Margin as a percentage of gross bookings) slightly declined to 7.0% in the fiscal year 2020 as compared to 7.3% in the fiscal year 2019 primarily due to the decline in air travel demand due to the impact of the COVID-19 pandemic in the quarter ended March 31, 2020.

Hotels and Packages. Revenue from our hotels and packages business decreased by 0.7% to $235.8 million in the fiscal year 2020, from $237.5 million in the fiscal year 2019. The marginal decrease in revenue from our hotels and packages business is primarily due to the impact of the COVID-19 pandemic in the quarter ended March 31, 2020, including lower travel demand beginning in March 2020 and travel restrictions and nationwide lockdown orders implemented in India in March 2020. Our Adjusted Margin – hotels and packages increased by 2.4% to $360.1 million in the fiscal year 2020 from $351.6 million in the fiscal year 2019. Adjusted Margin - hotels and packages includes customer inducement costs of $265.7 million in the fiscal year 2020 and $274.9 million in the fiscal year 2019, recorded as a reduction of revenue. These customer inducement costs added back to Adjusted Margin, is intended to reflect the way we view our ongoing business. Under IFRS, these customer inducement costs are required to be recorded as a reduction of revenue. The marginal increase in Adjusted Margin from our hotels and packages business is primarily due to an increase in gross bookings increased by 7.3% driven by 11.4% increase in the number of hotel room-nights year over year and also due to reduction in customer inducement costs which are recorded as a reduction of revenue post adoption of IFRS 15. The increase in Adjusted Margin from our hotels and packages business is partially offset by a decrease in gross bookings in the quarter ended March 31, 2020 due to the impact of the COVID-19 pandemic. Our Adjusted Margin % was 22.1% in the fiscal year 2020 and 23.2% in the fiscal year 2019. The decrease in Adjusted Margin % was primarily due to a decrease in margins from our suppliers in line with a shift in our pricing strategy in the hotels and packages business.

Bus Ticketing. Revenue from our bus ticketing business increased by 21.0% to $65.0 million in the fiscal year 2020, from $53.7 million in the fiscal year 2019. Adjusted Margin from our bus ticketing business increased by 28.6% to $75.6 million in the fiscal year 2020 from $58.8 million in the fiscal year 2019. Adjusted Margin – bus ticketing includes customer inducement costs of $17.7 million in the fiscal year 2020 and $14.0 million in the fiscal year 2019, recorded as a reduction of revenue. These customer inducement costs added back to Adjusted Margin, is intended to reflect the way we view our ongoing business. Under IFRS, these customer inducement costs are required to be recorded as a reduction of revenue. The increase in revenue and Adjusted Margin - bus ticketing was due to an increase in gross bookings by 23.7% driven by a 27.9% increase in the number of bus tickets travelled year over year, which reflects the continued offline to online shift within this travel segment, partially offset by the impact of the COVID-19 pandemic, including lower travel demand beginning in March 2020 and travel restrictions and nationwide lockdown orders implemented in India in March 2020. Our Adjusted Margin % increased to 8.5% in the fiscal year 2020 from 8.2% in the fiscal year 2019.

Other Revenue. Our other revenue increased by 29.7% to $36.3 million in the fiscal year 2020, from $28.0 million in the fiscal year 2019. Our Adjusted Margin – others has increased to $37.9 million in the fiscal year 2020 from $28.8 million in the fiscal year 2019. The increase in other revenue and Adjusted Margin – others was primarily due to higher revenues from advertisement income and other ancillary revenues in the fiscal year 2020, partially offset by the impact of the COVID-19 pandemic, including lower travel demand beginning in March 2020 and travel restrictions and nationwide lockdown orders implemented in India in March 2020. Adjusted Margin – others includes customer inducement costs of $2.0 million in the fiscal year 2020 and $0.9 million in the fiscal year 2019, recorded as a reduction of revenue. These customer inducement costs added back to Adjusted Margin, is intended to reflect the way we view our ongoing business. Under IFRS, these customer inducement costs are required to be recorded as a reduction of revenue.

Other Income. Our other income increased to $1.1 million in fiscal year 2020 from $0.2 in fiscal year 2019 primarily due to gain on disposal of an equity-accounted investee.

Service Cost. Service cost decreased to $154.3 million in fiscal year 2020 from $173.4 million in fiscal year 2019.The decrease in service cost reflects the impact of the COVID-19 pandemic, including lower travel demand beginning in March 2020 and travel restrictions and nationwide lockdown orders implemented in India in March 2020.

Personnel Expenses. Personnel expenses increased by 14.3% to $129.8 million in the fiscal year 2020 from $113.6 million in the fiscal year 2019. This increase was primarily due to an annual increase in wages and a one-time accelerated personnel cost of $2.5 million in the second quarter of fiscal year 2020 due to the amendment of the share purchase agreement related to a prior acquisition. Excluding employee share-based compensation costs for both fiscal years 2020 and 2019, and one-time accelerated personnel cost as explained above in fiscal year 2020, personnel expenses increased by 24.1% year over year, reflecting that our annual increase in wages generally kept pace with the growth of our business.

Marketing and sales promotion expenses. Marketing and sales promotion expenses decreased by 13.3% to $166.6 million in the fiscal year 2020 from $192.1 million in the fiscal year 2019. The decrease in marketing and sales promotion expenses reflects the impact of our significant curtailment of these variable costs due to the impact of the COVID-19 pandemic, as well as our gradual reduction in marketing and sales promotion activities. Our marketing expenses primarily includes online video and display advertising on websites, television and in print, search engine marketing, referrals from meta-search and travel research websites and other media costs such as public relations and sponsorships.

Additionally, we have incurred customer inducement costs recorded as a reduction of revenue and certain loyalty program cost of $366.2 million in the fiscal year 2020 and $360.8 million in the fiscal year 2019. These costs primarily include significant customer acquisition costs such as cash back incentive, upfront cash incentives and loyalty program costs incurred to accelerate growth on our various booking platforms. The details are as follows:

	Fiscal year ended March 31,
	2019	2020
	(in thousands)
Marketing and sales promotion expenses as per IFRS	$192,080	$166,603
Customer inducement costs recorded as a reduction of revenue	358,358	361,158
Certain loyalty program costs related to Others revenue	2,467	5,053

Other Operating Expenses. Other operating expenses increased by 39.1% to $185.4 million in the fiscal year 2020 from $133.3 million in the fiscal year 2019, primarily due to a provision for litigations of $30.8 million for a dispute related to our acquisition of the Hotel Travel Group in 2012 (see also “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Other Proceedings— Dispute with former shareholders of Hotel Travel Group”) and due to an increase in payment gateway charges, website hosting charges and outsourcing fees in line with the growth in our business in the first three quarters of fiscal year 2020, partially offset by a decrease in payment gateway charges on account of less bookings due to lower travel demand due to the impact of the COVID-19 pandemic in the month of March 2020. Other operating expenses for fiscal year 2020 also include merger and acquisition related expenses of $0.9 million, comprising legal and professional expenses and certain non-routine transactions, whether or not consummated.

Depreciation, amortization and impairment. Our depreciation, amortization and impairment expenses were $33.7 million in the fiscal year 2020 post adoption of IFRS 16 on April 1, 2019 wherein depreciation has been recorded on right-of-use assets and interest on lease liabilities instead of rent expense on leasehold properties in the fiscal year ended 2020. Depreciation, amortization and impairment expense in the fiscal year 2019 was $26.8 million.

Impairment of goodwill. Our goodwill impairment charge was $272.2 million in the fiscal year 2020. In the fourth quarter of fiscal year 2020, as a result of the significant negative impact related to the COVID-19 pandemic on the travel industry, our stock price and market capitalization, we performed a quantitative assessment of goodwill and, following that assessment, we recorded an impairment charge of our goodwill amounting to $272.2 million, primarily related to our Goibibo business, which we had acquired in fiscal year 2017. Goodwill impairment charge in the fiscal year 2019 was nil.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities were a loss of $429.4 million in the fiscal year 2020 as compared to a loss of $152.9 million in the fiscal year 2019. Our Adjusted Operating Loss was $69.9 million in the fiscal year 2020 as compared to an Adjusted Operating Loss of $98.8 million in the fiscal year 2019. For a description of the components and calculation of “Adjusted Operating Profit (Loss)” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Results from operating activities”, see “— Certain Key Performance Indicators and Non-IFRS Measures” elsewhere in this Annual Report.

Finance Income. Our finance income decreased to $3.4 million in fiscal year 2020 from $6.5 million in fiscal year 2019, primarily as a result of higher interest from income tax refund and term deposits placed with banks in fiscal year 2019.

Finance Costs. Our finance costs increased to $21.4 million in fiscal year 2020 as compared to $11.3 million in fiscal year 2019, primarily due to higher foreign exchange loss in fiscal year 2020 mainly as a result of the depreciation of the Indian Rupee against the U.S. dollar as compared to March 31, 2019.

Loss for the year. As a result of the foregoing factors, our loss in the fiscal year 2020 was $447.5 million as compared to a loss of $167.9 million in the fiscal year 2019. Our Adjusted Net Loss was $86.5 million in the fiscal year 2020 as compared to an Adjusted Net Loss of $103.7 million in the fiscal year 2019. For a description of the components and calculation of “Adjusted Net Profit (Loss)” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Loss for the year”, see “— Certain Key Performance Indicators and Non-IFRS Measures” elsewhere in this Annual Report.

Diluted loss per share. Diluted loss per share was $4.26 in the fiscal year 2020 as compared to diluted loss per share of $1.61 in the fiscal year 2019. Our Adjusted Diluted Loss per share was $0.82 in the fiscal year 2020 as compared to Adjusted Diluted Loss per share of $1.00 in the fiscal year 2019. For a description of the components and calculation of “Adjusted Diluted Earnings (Loss) per Share” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “diluted earnings (loss) per share”, see “— Certain Key Performance Indicators and Non-IFRS Measures” elsewhere in this Annual Report.

Fiscal Year 2019 Compared to Fiscal Year 2018

Revenue. We generated revenue of $486.0 million in the fiscal year 2019. Effective April 1, 2018, we adopted the new revenue recognition standard, IFRS 15 where customer inducement costs for acquiring customers and promoting transactions across various booking platforms such as upfront cash incentives and select loyalty program costs, which when incurred were previously recorded as marketing and sales promotion costs, are now being recorded as a reduction of revenue. We have adopted the new standard by using the cumulative effect method and accordingly the comparative information has not been restated. Post adoption of IFRS 15 on April 1, 2018, in fiscal year 2019 customer inducement costs of $358.4 million were recorded as a reduction of revenue as compared to $77.4 million in fiscal year 2018. Our revenue in the fiscal year 2018 was $675.3 million.

Air Ticketing. Revenue from our air ticketing business was $166.7 million in the fiscal year 2019 post adoption of IFRS 15 on April 1, 2018 where customer inducement costs have been recorded as a reduction of revenue. Revenue in the fiscal year 2019 reflects the unfavorable impact of foreign currency translation on account of 8.3% depreciation of the Indian Rupee against the U.S. dollar as compared to the fiscal year 2018. Post adoption of IFRS 15 on April 1, 2018, in fiscal year 2019 customer inducement costs of $68.6 million were recorded as a reduction of revenue from our air ticketing business as compared to $34.6 million in fiscal year 2018. Revenue from air ticketing business in the fiscal year 2018 was $167.4 million.

Adjusted Margin from our air ticketing business increased by 15.9% to $234.2 million in the fiscal year 2019, from $202.1 million in the fiscal year 2018. Adjusted Margin - air ticketing includes customer inducement costs of $68.6 million in the fiscal year 2019 and $34.7 million in the fiscal year 2018, recorded as a reduction of revenue. These customer inducement costs added back to Adjusted Margin, are intended to reflect the way we view our ongoing business. Under IFRS, these customer inducement costs were required to be recorded as a reduction of revenue. This increase in Adjusted Margin - air ticketing was due to an increase in gross bookings of 18.9% primarily driven by 18.4% increase in the number of air ticketing flight segments year over year. Further, our Adjusted Margin % (defined as Adjusted Margin as a percentage of gross bookings) was 7.3% in the fiscal year 2019 and 7.5% in the fiscal year 2018.

Hotels and Packages. Revenue from our hotels and packages business was $237.5 million in the fiscal year 2019 post adoption of IFRS 15 on April 1, 2018 where customer inducement costs have been recorded as a reduction of revenue. Revenue in the fiscal year 2019 reflects the unfavorable impact of foreign currency translation on account of 8.3% depreciation of the Indian Rupee against the U.S. dollar as compared to the fiscal year 2018. Post adoption of IFRS 15 on April 1, 2018, in fiscal year 2019 customer inducement costs of $274.9 million were recorded as a reduction of revenue from our hotels and packages business as compared to $43.1 million in fiscal year 2018. Revenue from our hotels and packages business in the fiscal year 2018 was $440.0 million.

Adjusted Margin from our hotels and packages business increased by 12.1% to $351.6 million in the fiscal year 2019 from $313.7 million in the fiscal year 2018. Adjusted Margin - hotels and packages includes customer inducement costs of $274.9 million in the fiscal year 2019 and $43.1 million in the fiscal year 2018, recorded as a reduction of revenue. These customer inducement costs added back to Adjusted Margin, are intended to reflect the way we view our ongoing business. Under IFRS, these customer inducement costs were required to be recorded as a reduction of revenue. Gross bookings increased by 9.1% driven by 21.4% increase in the number of hotel-room nights year over year. Our Adjusted Margin % was 23.2% in the fiscal year 2019 and 22.6% in the fiscal year 2018.

Bus Ticketing. Revenue from our bus ticketing business was $53.7 million in the fiscal year 2019 post adoption of IFRS 15 on April 1, 2018 where customer inducement costs have been recorded as a reduction of revenue. Revenue in the fiscal year 2019 reflects the unfavorable impact of foreign currency translation on account of 8.3% depreciation of the Indian Rupee against the U.S. dollar as compared to the fiscal year 2018. Post adoption of IFRS 15 on April 1, 2018, in fiscal year 2019 customer inducement costs of $14 million were recorded as a reduction of revenue from our bus ticketing business. There was no customer inducement costs recorded as a reduction from our bus ticketing revenue in the fiscal year 2018. Revenue from our bus ticketing business in the fiscal year 2018 was $50.9 million.

Adjusted Margin from our bus ticketing business increased by 32.5% to $58.8 million in the fiscal year 2019 from $44.4 million in the fiscal year 2018. Adjusted Margin - bus ticketing includes customer inducement costs of $14.0 million in the fiscal year 2019 recorded as a reduction of revenue. These customer inducement costs added back to Adjusted Margin, are intended to reflect the way we view our ongoing business. Under IFRS, these customer inducement costs were required to be recorded as a reduction of revenue. Gross bookings increased by 44.1% driven by 55.3% increase in the number of bus tickets travelled year over year, including the impact of consolidation of Bitla acquired in the fiscal year 2019. Our Adjusted Margin % decreased to 8.2% in the fiscal year 2019 as compared to 8.9% in the fiscal year 2018 mainly due to an increase in the mix of B2B customers from the investment in Bitla.

Other Revenue. Our other revenue in the fiscal year 2019 was $28.0 million post adoption of IFRS 15 on April 1, 2018 where customer inducement costs have been recorded as a reduction of revenue. Revenue in the fiscal year 2019 reflects the unfavorable impact of foreign currency translation on account of 8.3% depreciation of the Indian Rupee against the U.S. dollar as compared to the fiscal year 2018. Post adoption of IFRS 15 on April 1, 2018, in fiscal year 2019 customer inducement costs of $0.9 million were recorded as a reduction of other revenue. There were no customer inducement costs recorded as a reduction from our other revenue in the fiscal year 2018. Our other revenue in the fiscal year 2018 was $17.0 million.

Adjusted Margin from our other business increased to $28.9 million in the fiscal year 2019 from $17.0 million in the fiscal year 2018. This increase was primarily due to an increase in facilitation fees from travel insurance and increase in other ancillary revenue from alliances and affiliate partnerships. Adjusted Margin - others includes customer inducement costs of $0.9 million in the fiscal year 2019 recorded as a reduction of revenue. These customer inducement costs added back to Adjusted Margin, are intended to reflect the way we view our ongoing business. Under IFRS, these customer inducement costs were required to be recorded as a reduction of revenue.

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

Personnel Expenses. Personnel expenses decreased marginally by 0.5% to $113.6 million in the fiscal year 2019 from $114.2 million in the fiscal year 2018. Excluding employee share-based compensation costs for both fiscal years 2019 and 2018, personnel expenses increased by 6.1% year over year. The annual increase in wages in fiscal year 2019 was partially offset by the favorable impact of foreign currency translation on account of 8.3% depreciation of the Indian Rupee against the U.S. dollar in the fiscal year 2019 as compared to the fiscal year 2018 and due to a higher cost of $2.2 million in respect of severance cost related to a prior acquisition incurred in the fiscal year 2018.

Marketing and sales promotion expenses. Marketing and sales promotion expenses decreased by 57.5% to $192.1 million in the fiscal year 2019 post adoption of IFRS 15 on April 1, 2018, from $451.8 million in the fiscal year 2018 along with favorable impact of foreign currency translation on account of 8.3% depreciation of the Indian Rupee against the U.S. dollar in the fiscal year 2019 as compared to the fiscal year 2018. Our marketing expenses primarily includes online video and display advertising on websites, television and in print, search engine marketing, referrals from meta-search and travel research websites and other media costs such as public relations and sponsorships.

Additionally, we have incurred customer inducement costs recorded as a reduction of revenue and certain loyalty program cost of $358.4 million and certain loyalty program costs of $2.5 million in the fiscal year 2019 and customer inducement costs of $77.7 million in the fiscal year 2018 recorded as a reduction of revenue. These costs primarily include significant customer acquisition costs such as cash back incentive, upfront cash incentives and loyalty program costs incurred to accelerate growth on our various booking platforms. The details are as follows:

	Fiscal year ended March 31,
	2018	2019
	(in thousands)
Marketing and sales promotion expenses as per IFRS	$451,818	$192,080
Customer inducement costs recorded as a reduction of revenue	77,741	358,358
Certain loyalty program costs related to Others revenue	—	2,467

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

Depreciation, Amortization and Impairment. Our depreciation, amortization and impairment expenses decreased to $26.8 million in the fiscal year 2019 from $32.7 million in the fiscal year 2018. This decrease was primarily due to an impairment of technology related development cost of $2.9 million related to one of our subsidiaries during the fiscal year 2018 and an increase in fully amortized/impaired intangible assets since the fiscal year 2018 and the favorable impact of foreign currency translation on account of 8.3% depreciation of the Indian Rupee against the U.S. dollar in the fiscal year 2019 as compared to the fiscal year 2018.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities were a loss of $152.9 million in the fiscal year 2019 as compared to a loss of $219.4 million in the fiscal year 2018. Our Adjusted Operating Loss was $98.8 million in the fiscal year 2019 as compared to an Adjusted Operating Loss of $154.8 million in the fiscal year 2018. For a description of the components and calculation of “Adjusted Operating Profit (Loss)” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Results from operating activities”, see “— Certain Key Performance Indicators and Non-IFRS Measures” elsewhere in this Annual Report.

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

Loss for the year. As a result of the foregoing factors, our loss in the fiscal year 2019 was $167.9 million as compared to a loss of $220.2 million in the fiscal year 2018. Our Adjusted Net Loss was $103.7 million in the fiscal year 2019 as compared to Adjusted Net Loss of $153.5 million in the fiscal year 2018. For a description of the components and calculation of “Adjusted Net Profit (Loss)” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Loss for the year”, see “— Certain Key Performance Indicators and Non-IFRS Measures” elsewhere in this Annual Report.

Diluted loss per share. Diluted loss per share was $1.61 in the fiscal year 2019 as compared to diluted loss per share of $2.18 in the fiscal year 2018. Our Adjusted Diluted Loss per share was $1.00 in the fiscal year 2019 as compared to Adjusted Diluted Loss per share of $1.53 in the fiscal year 2018. For a description of the components and calculation of “Adjusted Diluted Earnings (Loss) per Share” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “diluted earnings (loss) per share”, see “— Certain Key Performance Indicators and Non-IFRS Measures” elsewhere in this Annual Report.

Liquidity and Capital Resources

Historically, our sources of liquidity have principally been proceeds from the sale of our convertible preferred shares, convertible notes and ordinary shares, bank overdrafts and working capital facilities and cash flows from operations. Our cash requirements have mainly been for working capital as well as capital expenditures and acquisitions. In fiscal year 2018, we completed a private placement of 5,500,000 of our ordinary shares to various investors (including 916,666 of our ordinary shares to Trip.com) at a price of $36.00 per ordinary shares and 3,666,667 of our Class B Shares to MIH Internet at a price of $36.00 per Class B Shares, which resulted in gross proceeds of $330 million.

As of March 31, 2020, the balance of cash and cash equivalents and term deposits on our balance sheet was $167.9 million. Our primary sources of liquidity were $129.9 million of cash and cash equivalents and $38.0 in term deposits with various banks, which are available on demand. A portion of such term deposits are used to secure bank guarantees, bank overdraft facility, and other facilities, which support our business.

Our trade and other receivables primarily comprise commissions, incentive or other payments owing to us from airlines, receivables from our corporate and retail customers to whom we typically extend credit periods, security deposits paid primarily for our leased premises as well as interest accrued but not due on our term deposits. Our trade and other receivables increased from $55.5 million as of March 31, 2019 to $56.1 million as of March 31, 2020, primarily as a result of an increase in security deposits and partially offset by decrease in interest accrued but not due on our term deposits during fiscal year 2020. Our other current assets primarily consist of deposits and advances to our suppliers to secure better prices and availability of bookings in future periods. Our other current assets decreased from $73.1 million as of March 31, 2019 to $53.4 million as of March 31, 2020, primarily due to reduction in advances given to our supplier for future bookings due to lower demand resulting from the impact of the COVID-19 pandemic.

As of March 31, 2020, MMT India had the following facilities available in India from IndusInd Bank: (i) an overdraft facility in MMT India of Rs.150 million (approximately $2.0 million) with one-way inter-changeability, for issuing IATA bank guarantees as a sub-limit of overdraft facility for up to Rs.150 million (approximately $2.0 million) or for issuing bank guarantees for operational requirements as a sub-limit of overdraft facility for up to Rs.100 million (approximately $1.3 million) secured against an exclusive charge over all the assets of MMT India excluding vehicles and a corporate guarantee from MakeMyTrip Limited; (ii) an overdraft facility in MMT India of Rs.200 million (approximately $2.7 million) with one way inter-changeability for issuing a IATA bank guarantee as a sub-limit of overdraft facility for up to Rs.150 million (approximately $2.0 million), secured against credit card receivables along with charge on all the assets of MMT India excluding vehicles, direct payment routing confirmation of entire receivables from American Express Credit Card and a corporate guarantee from MakeMyTrip Limited. (iii) an overdraft facility in Ibibo India of Rs.50 million (approximately $0.7 million) with one-way inter-changeability for meeting short term cash requirements secured against exclusive charge on all the assets of Ibibo India excluding vehicles along with a corporate guarantee from MakeMyTrip Limited. As of March 31, 2020, no amount was outstanding under our overdraft facilities and Rs.223 million (approximately $ 3.0 million) was outstanding under the IATA Bank Guarantee.

From time to time, we are also required by certain international and Indian airlines, hotels and packages suppliers, as well as certain aggregators from whom we obtain hotel inventory and other travel suppliers, to obtain bank guarantees/letters of credit to secure our obligations to them. As of March 31, 2020, the following bank guarantees limits were available (i) a bank guarantee limit of Rs.1,650 million in MMT India (approximately $21.9 million) with one way inter-changeability secured against exclusive charge on all the assets of MMT India excluding vehicles along with corporate guarantee from MakeMyTrip Limited; and (ii) a bank guarantee limit of Rs.950 million in Ibibo India (approximately $12.6 million) with one way inter-changeability from IndusInd Bank secured against an exclusive charge on all the assets of Ibibo India excluding vehicles along with a corporate guarantee from MakeMyTrip Limited.

As of March 31, 2020, Rs.2,106 million (approximately 27.9 Million) and Rs.536 million (approximately $7.1 million) were outstanding towards the issuance of IATA bank guarantee in MMT India and Ibibo India respectively. As of March 31, 2020, Rs.77 million (approx. $1.0 Million) was outstanding towards the issuance of guarantees to towards various other travel and hotel and packages suppliers. Further the bank guarantee limits of ibibo from IndusInd Bank were utilized on behalf of MMT India for issuing bank guarantees to IATA and various hotels and package suppliers amounting to Rs.233 million (approximately $3.1 million). As of March 31, 2020, an aggregate of Rs.2,720 million (approximately $ 36.1 million) of bank guarantees were utilized which includes Rs.300 million (approximately $ 4.0 million) utilized from sub-limits of an overdraft facility, including: (i) Rs.2,719 million (approximately $36.1 million) from IndusInd Bank; and (ii) Rs.1 million (approximately $0.01 million) from HDFC Bank. No demand had been made against any of these guarantees.

In addition, ibibo has also obtained certificates of deposits for Rs.7.4 million (approximately $0.1 million) for availing a credit card facility from HDFC and Amex Bank Corp respectively; and towards issuing bank guarantees to State Transport Corporations from Yes Bank and ICICI bank against 100% cash margin as fixed deposits.

MMT Inc. and ITC Group had obtained certificates of deposit totalling $0.12 million and $0.83 million, respectively, for the purposes of providing guarantees to various international airlines.

Luxury Tours had obtained certificates of deposit totalling $0.51 million for the purpose of providing guarantees to various hotels and packages suppliers.

Q2T also had obtained bank guarantees totalling to Rs.1.28 million (approximately $0.02 million) from Punjab National Bank and State Bank of India for providing guarantees to IATA, various other travel suppliers and for a payment gateway facility.

Apart from the foregoing borrowings, we have no outstanding bank loans or financial guarantees or similar commitments to guarantee our payment obligations or those of third parties.

We believe that our current cash and cash equivalents, cash flow from operations and our working capital facilities will be sufficient to meet our anticipated regular working capital requirements and our needs for capital expenditures, for the next 12 months. We may, however, require additional cash resources due to changing business conditions or other future developments, including the near-term and long-term impact of the COVID-19 pandemic on our business and any investments or acquisitions we may decide to pursue. In order to increase our balance sheet flexibility and provide a back-up source of liquidity in light of the COVID-19 environment, we are proactively evaluating additional working capital and guarantee facilities.

The following table sets forth the summary of our cash flows for the periods indicated:

	Fiscal Year Ended March 31,
	2018		2019		2020
	(in millions)
Net cash generated from/(used in) operating activities	$(125.5)		$(78.9)		$(112.7)
Net cash generated from/(used in) investing activities	(115.1)		70.0		73.8
Net cash generated from/(used in) financing activities	327.9		(0.3)		(11.0)
Net increase/(decrease) in cash and cash equivalents	87.3		(9.3)		(49.9)
Cash and cash equivalents at beginning of year	101.7		187.6		178.0
Effect of exchange rate fluctuations on cash held	(1.4)		(0.4)		1.8
Cash and cash equivalents at end of year	187.6	(1)	178.0	(2)	129.9	(3)

Notes:

(1)	Excludes $202.3 million of term deposits not classified as “cash and cash equivalents.” As of March 31, 2018, we did not have any amounts outstanding under our overdraft facilities.
(2)	Excludes $134.1 million of term deposits not classified as “cash and cash equivalents.” As of March 31, 2019, we did not have any amounts outstanding under our overdraft facilities.
(3)	Excludes $38.0 million of term deposits not classified as “cash and cash equivalents.” As of March 31, 2020, we did not have any amounts outstanding under our overdraft facilities.

Net Cash Generated From/(Used In) Operating Activities

Our net cash used in operating activities was $112.7 million in fiscal year 2020, as compared to net cash used in operating activities of $78.9 million in fiscal year 2019, an increase of $33.8 million in fiscal year 2020. Our net loss adjusted for depreciation, amortization and impairment and other non-cash items was $51.8 million in fiscal year 2020 as compared to $86.1 million in fiscal year 2019. Further, in fiscal year 2020, there was an increase in our working capital of $60.9 million as compared to a decrease in working capital of $7.2 million in fiscal year 2019. The working capital increased in fiscal year 2020 was primarily due to a decrease of $82.1 million in trade and other payables, deferred revenue and contract liabilities and an increase of $13.6 million in trade and other receivables, contract assets and other assets.

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

Net Cash Generated From/(Used In) Investing Activities.

In fiscal year 2020, cash generated from investing activities was $73.8 million. We redeemed term deposits with banks amounting to $124.1 million (computed using average exchange rates for the period) for investment and working capital purposes and received interest mainly on our term deposits of $4.3 million. We also invested $28.0 million (computed using average exchange rates for the period) in term deposits with banks, $14.6 million in acquisition of subsidiary, $3.5 million in property plant and equipment and $9.2 million in software and technology-related development costs.

In fiscal year 2019, cash generated from investing activities was $70.0 million. We redeemed term deposits with banks amounting to $205.4 million (computed using average exchange rates for the period) for investment and working capital purposes and received interest on our term deposits of $5.5 million. We received cash of $17.1 million in connection with the proceeds from settlement of entitlement from related party. We also invested $137.2 million (computed using average exchange rates for the period) in term deposits with banks, $11.2 million in acquisition of subsidiary, $3.3 million in property plant and equipment and $6.2 million in software and technology-related development costs.

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

Net Cash Generated From/(Used In) Financing Activities.

In fiscal year 2020, cash used in financing activities was $11.0 million, primarily as a result of payment of lease liabilities of $6.2 million. We made payments of $2.0 million as interest and our other finance charges and $3.2 million for acquisition of non-controlling interest.

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

Capital Expenditures

We incurred capital expenditures of $12.1 million, $9.7 million and $12.8 million in fiscal years 2018, 2019 and 2020, respectively. As of March 31, 2020, we had committed capital expenditures of $0.3 million for fiscal year 2020, substantially all of which we expect to spend in India. In addition, we expect to spend an additional approximately $15.0 million to $18.0 million on capital expenditures during fiscal year 2021. Our capital expenditures have principally consisted of purchases of servers, workstations, computers, computer software, leasehold improvements and other items related to our technology platform and infrastructure, upgrading of/additions to our websites and mobile platforms. In the future, we may also incur capital expenditures to expand our products and services offerings, including through strategic acquisitions.

Off-Balance Sheet Arrangements

As of March 31, 2020, MMT India had obtained Rs.2,183 million (approximately $29.0 million) in bank guarantees, primarily from IndusInd Bank in favor of IATA and other suppliers, against any payment default by us to all airlines participating in IATA’s bill settlement plan and other suppliers. Also, MMT India has obtained Rs.1 million (approximately $0.01 million) in bank guarantees, primarily from HDFC Bank in favor of other suppliers and vendors. Also, as of March 31, 2020, Ibibo India has obtained Rs.536 million (approximately $7.1 million) in bank guarantees, primarily from IndusInd Bank in favor of IATA. Further, Rs.233 million (approximately $3.1 million) has been issued as bank guarantees in MMT India on behalf of Ibibo India where limits from us have been utilized from IndusInd Bank. Additionally, Ibibo India has obtained certificates of deposits for Rs.7.43 million (approximately $0.1 million) for utilizing credit card and other facilities from HDFC, ICICI and Amex Bank Corp, respectively; and Redbus India has obtained a bank guarantee facility of Rs.0.9 million (approximately. $0.01 million) towards issuing bank guarantees to State Transport Corporations from Yes Bank and ICICI Bank. Further, MMT Inc. and the ITC Group also obtained certificates of deposit totaling $0.12 million and $0.83 million, respectively, for the purposes of providing guarantees to various international airlines. Additionally, ITC group has corporate card limits of $0.08 million. Luxury Tours has obtained bank guarantees and corporate card limits totaling $0.51 million for the purpose of providing guarantees to various hotels and packages suppliers and availing credit card facilities and such facilities are secured by certificates of deposit of $0.35 million. Further, Quest2Travel has obtained certificate of deposits for Rs.1.28 million (approximately $0.02 million) for the purposes of providing bank guarantees in favor of IATA, other suppliers and for a payment gateway facility. Apart from the foregoing, we do not have any outstanding off-balance sheet derivative financial instruments, guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

Contractual Obligations

The following table sets forth our contractual obligations as of March 31, 2020. Other than the obligations specified below, we do not have any long-term commitments:

	Payment Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Secured bank loan(1)	$1,188	$412	$624	$151	—
Principal	1,031	333	552	145	—
Interest	157	79	72	6	—
Lease liabilities(2)	35,539	6,015	9,687	7,754	12,083
Purchase obligations(3)	10,959	10,959	—	—	—
Employee benefits(4)	6,335	—	—	—	—
Total	$54,021	$17,386	$10,311	$7,905	$12,083

Notes:

(1)	Secured bank loans relate to loan for motor vehicles used in our business.
(2)	Lease liabilities relate to our leasing arrangements for our various office premises.
(3)	We enter into purchase orders from time to time for various equipment and other operational requirements for our business.
(4)

Employee benefits in the statement of financial position include $6.3 million in respect of employee benefit obligations. For this amount, the extent of the amount and timing of repayment/settlement is not reliably estimable or determinable at present and accordingly has not been disclosed in the table above.

Quantitative and Qualitative Disclosures about Market Risk

Our business activities are exposed to a variety of market risks, including credit risk, foreign exchange risk and interest rate risk.

Credit Risk. Financial instruments that potentially subject us to concentrations of credit risk consist principally of term deposits, cash equivalents, and trade and other receivables. By their nature, all such financial instruments involve risks, including the credit risk of non-performance by counterparties. Our cash equivalents, bank balances and term deposits are placed with banks with high investment grade credit ratings, and our term deposits may be withdrawn at any time prior to maturity except that this would result in a lower interest rate. Trade and other receivables are typically unsecured and arise mainly from commissions and incentive payments owing to us from our airline suppliers, receivables from our hotel suppliers which represent amounts owing to us from deposits we place with such hotels, and receivables from our corporate and retail customers to whom we typically extend credit periods. We review the credit worthiness of our clients to whom we have granted credit terms in the normal course of the business. We believe there is no significant risk of loss in the event of non-performance of the counterparties to these financial instruments, other than the amounts already provided for in our financial statements. See note 36 to our audited consolidated financial statements included elsewhere in this Annual Report for additional information relating to our exposure to credit risk.

Impact of COVID-19 pandemic on financial assets and liabilities

As of March 31, 2020, we had financial assets of $3.6 million representing an investment made in equity shares of a company engaged in the travel business, which had been measured at fair value using the discounted cash flow method after considering the uncertainties arising out of the COVID-19 pandemic.

As of March 31, 2020, we had trade receivables of $56.1 million. Trade receivables are evaluated for provisions for allowance using the expected credit loss method. In addition to the historical patterns of credit loss, management has considered the likelihood of increased credit risk and consequential defaults due to the impact of the COVID-19 pandemic. This assessment is not based on any mathematical model but an assessment considering the nature of each counterparty, the impact of the COVID- 19 pandemic seen in the demand outlook of these counterparties and the financial strength of these counterparties.

Foreign Exchange Risk. We are exposed to movements in currency exchange rates, primarily those related to the US dollar and the Indian Rupee. As the functional currency of MMT India and Ibibo India, our key operating subsidiaries, is the Indian Rupee, our exposure to foreign exchange risk primarily arises in respect of our non-Indian Rupee-denominated trade and other receivables, trade and other payables and cash and cash equivalents, which were $1.4 million, $168.7 million and $0.6 million, respectively, as of March 31, 2020. Based on our operations in fiscal year 2020, a 10.0% appreciation of the US dollar against the Indian Rupee as of March 31, 2020, assuming all other variables remained constant, would have increased our loss for fiscal year 2020 by $15.2 million. Similarly, a 10.0% depreciation of the US dollar against the Indian Rupee as of March 31, 2020, assuming all other variables remained constant, would have decreased our loss for fiscal year 2020 by $15.2 million.

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

Interest Rate Risk. Our exposure to interest rate risk for changes in interest rates relates primarily to our term deposits and bank overdrafts. As of March 31, 2020, we had fixed rate financial instruments consisting of $38.0 million of term deposits and no amounts outstanding on variable rate financial instruments. As of March 31, 2019, we had fixed rate financial instruments consisting of $134.1 million of term deposits and no amounts outstanding on variable rate financial instruments. We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. Our future interest income and financing cost may fluctuate in line with changes in interest rates. An increase or decrease in interest rates as of March 31, 2019 and 2020 would not have affected our profit or loss and would not have had any impact on our equity as we had no amounts outstanding on variable rate financial instruments.

Certain Key Performance Indicators and Non-IFRS Measures

We evaluate our financial performance in each of our reportable segments based on our key performance indicator, Adjusted Margin, a segment profitability measure, which represents IFRS revenue after adding back customer inducement costs in the nature of customer incentives, customer acquisition costs and loyalty program costs which are reported as a reduction of revenue, and deducting the cost of acquisition of services primarily relating to sales to customers where the company acts as the principal. In fiscal year 2019 and previously in fiscal year 2020, we referred to Adjusted Margin as “Adjusted Revenue”. We believe Adjusted Margin is a more accurate representation reflecting the margins in the business. In fiscal year 2018 and earlier years, this segment profitability measure was referred to as Revenue less Service Cost and calculated as revenue as per IFRS to which certain customer inducement costs recorded as a reduction of revenue are added back, and cost for the acquisition of relevant services and products for sale to customers are deducted. Similarly, in fiscal year 2019, we changed our key performance indicator “Net Revenue Margin” to “Adjusted Revenue Margin”, and at the end of fiscal year 2020, we changed the name of this non-IFRS measure from “Adjusted Revenue Margin” to “Adjusted Margin %”. Net Revenue Margin was calculated as Revenue less Service Cost as a percentage of gross bookings and Adjusted Margin % (previously referred to as Adjusted Revenue Margin) is calculated as Adjusted Margin (previously referred to as Adjusted Revenue) as a percentage of gross bookings. The impact of these changes from Revenue less Service Cost to Adjusted Margin and from Net Revenue Margin to Adjusted Margin % on the comparative numbers for the previous years is not material and accordingly, the Adjusted Margin and Adjusted Margin % information for the years ended March 31, 2016, 2017 and 2018 in this Annual Report is our previously reported Revenue less Service Cost and Net Revenue Margin information for such years and have not been adjusted. The presentation of these segment profitability measures and key performance indicators is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our Adjusted Margin and Adjusted Margin % may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

We also refer to Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per Share which are non-IFRS measures and most directly comparable to results from operating activities, profit (loss) and diluted earnings (loss) per share for the year, respectively, each of which is an IFRS measure.

As certain parts of our revenues are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance in each of our reportable segments based on Adjusted Margin, which is a segment profitability measure, as we believe that Adjusted Margin reflects the value addition of the travel services that we provide to our customers. Income from packages, including income on airline tickets sold to customers as a part of tours and packages is accounted for on a gross basis as the Company controls the services before such services are transferred to travelers. Revenue from the packages business which is accounted for on a “gross” basis represents the total amount paid by customers for these travel services and products, while our cost of procuring the relevant services and products for sale to our customers in this business is classified as service cost.

We believe that Adjusted Margin reflects the value addition of the travel /services that we provide to customers in our packages business where we are the Principal and is similar to the revenue on a “net” basis for our air ticketing and hotels business where we act as an agent. Our Adjusted Margin may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation. The presentation of this segment profitability information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB.

We use financial measures that exclude share-based compensation expense, all merger and acquisitions related expenses, amortization of acquired intangibles, impairment of intangible assets and goodwill, change in financial liability relating to acquisitions, share of loss (profit) of equity-accounted investees, impairment in respect of equity-accounted investees, gain on disposal of an equity-accounted investee, income tax expense (benefit) and provision for litigations for our internal management reporting, budgeting and decision making purposes, including comparing our operating results to that of our competitors. Because of varying available valuation methodologies and subjective assumptions that companies can use when adopting IFRS 2 “Share based payment,” management believes that providing non-IFRS measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies. We believe that our current calculations of Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss), Adjusted Margin % and Adjusted Diluted Earnings (Loss) per Share represent a balanced approach to adjusting for the impact of certain discrete, unusual or non-cash items which are useful in measuring our results and provide useful information to investors and analysts. We believe that investors and analysts use these non-IFRS measures and key performance indicators to compare our company and our performance to that of our global peers. However, the presentation of these non-IFRS measures and key performance indicators are not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures and key performance indicators may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation. The IFRS measures most directly comparable to Adjusted Operating Profit (Loss) and Adjusted Net Profit (Loss) are results from operating activities and profit (loss) for the period, respectively.

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

The following table reconciles our revenue (an IFRS measure) to Adjusted Margin (a segment profitability measure):

Reconciliation of Adjusted Margin

	Air Ticketing			Hotels and Packages			Bus ticketing			Others
	Fiscal Year Ended March 31,			Fiscal Year Ended March 31,			Fiscal Year Ended March 31,			Fiscal Year Ended March 31,
	2018	2019	2020	2018	2019	2020	2018	2019	2020	2018	2019		2020
	(in thousands except percentages)
Revenue as per IFRS(1)	$167,391	$166,714	$174,361	$439,963	$237,524	$235,814	$50,932	$53,745	$65,009	$16,970	$28,028		$36,345
Add: Customer inducement costs recorded as a reduction of revenue	34,673	68,632	75,779	43,068	274,915	265,706	—	13,950	17,688	—	861		1,985
Less: Service Cost as per IFRS	—	1,193	420	169,347	160,824	141,404	6,530	8,870	7,060	—	58	(2)	383	(2)
Adjusted Margin	$202,064	$234,153	$249,720	$313,684	$351,615	$360,116	$44,402	$58,825	$75,637	$16,970	$28,831		$37,947
% of Total Adjusted Margin	35.0%	34.8%	34.5%	54.4%	52.2%	49.8%	7.7%	8.7%	10.5%	2.9%	4.3%		5.2%

(1)

Effective April 1, 2018, we adopted the new revenue recognition standard IFRS 15, where customer inducement costs have been recorded as a reduction of revenue. We have adopted the new standard by using the cumulative effect method and accordingly the comparative information has not been restated.

(2)	Loyalty program costs amounting to $2.5 million and $5.1 million have been excluded from service cost for the fiscal year 2020 and 2019 relating to “Others”.

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

The following table reconciles our results from operating activities (an IFRS measure) to Adjusted Operating Profit (Loss) (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Operating Profit (Loss)	Fiscal Year Ended March 31,
	2018	2019	2020
	(in millions)
Results from operating activities as per IFRS	$(219.4)	$(152.9)	$(429.4)
Add: Employee share-based compensation costs	44.9	40.0	41.6
Add: Impairment of goodwill	2.9	—	272.2
Less: Gain on disposal of an equity-accounted investee	—	—	(0.7)
Add: Acquisition related intangibles amortization	14.7	14.1	14.7
Add: Severance cost related to a prior acquisition	2.2	—	—
Add: Merger and acquisitions related expenses	—	—	0.9
Add: Provision for litigations	—	—	30.8
Adjusted Operating Profit (Loss)	$(154.8)	$(98.8)	$(69.9)

The following table reconciles our profit (loss) for the year (an IFRS measure) to Adjusted Net Profit (Loss) (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Net Profit (Loss)	Fiscal Year Ended March 31,
	2018	2019	2020
	(in millions)
Profit (Loss) for the year as per IFRS	$(220.2)	$(167.9)	$(447.5)
Add: Employee share-based compensation costs	44.9	40.0	41.6
Add: Impairment of goodwill	2.9	—	272.2
Less: Gain on disposal of an equity-accounted investee	—	—	(0.7)
Add: Acquisition related intangibles amortization	14.7	14.1	14.7
Add: Severance cost related to a prior acquisition	2.2	—	—
Add: Merger and acquisitions related expenses	—	—	0.9
Add: Provision for litigations	—	—	30.8
Add (Less): Share of (profit) loss of equity-accounted investees	2.0	0.9	0.1
Add: Impairment in respect of an equity-accounted investee	—	9.9	—
Add: Net change in value of financial liability in business combination	—	—	1.4
Add (Less): Income tax (benefit) expense	0.1	(0.7)	(0.1)
Adjusted Net Profit (Loss)	$(153.5)	$(103.7)	$(86.5)

The following table reconciles our diluted earnings (loss) per share for the year (an IFRS measure) to Adjusted Diluted Earnings (Loss) per Share (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Diluted Earnings (Loss) per Share	Fiscal Year Ended March 31,
	2018	2019	2020
	(in US$)
Diluted Earnings (Loss) per share for the year as per IFRS	$(2.18)	$(1.61)	$(4.26)
Add: Employee share-based compensation costs	0.44	0.37	0.40
Add: Impairment of goodwill	0.03	—	2.60
Less: Gain on disposal of an equity-accounted investee	—	—	(0.01)
Add: Acquisition related intangibles amortization	0.14	0.14	0.14
Add: Severance cost related to a prior acquisition	0.02	—	—
Add: Merger and acquisitions related expenses	—	—	0.01
Add: Provision for litigations	—	—	0.29
Add (Less): Share of (profit) loss of equity-accounted investees	0.02	0.01	*
Add: Impairment in respect of an equity-accounted investee	—	0.10	—
Add: Net change in value of financial liability in business combination	—	—	0.01
Add (Less): Income tax (benefit) expense	*	(0.01)	*
Adjusted Diluted Earnings (Loss) per Share	$(1.53)	$(1.00)	$(0.82)

Note:

*	Less than $0.01.

New Accounting Standards and Interpretations Not Yet Adopted

Amendment to IFRS 3 Business Combinations:

In October 2018, the IASB issued amendments to the definition of a business in IFRS 3 Business Combinations. The amendments clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendment also introduces an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2020, although early adoption is permitted. The Group does not expect the amendment to have any material impact on its evaluation of materiality in relation to its financial statements.

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

Name	Age	Position/Title
Directors:
Deep Kalra	51	Director, Group Executive Chairman
Rajesh Magow	51	Director and Group Chief Executive Officer
Aditya Tim Guleri	55	Independent Director
Cindy Xiaofan Wang	45	Director
Gyaneshwarnath Gowrea	54	Director
James Jianzhang Liang	50	Director
Jane Jie Sun	51	Director
Paul Laurence Halpin	61	Independent Director
Xiangrong Li	47	Independent Director
Xing Xiong	46	Director

Executive Officers:
Mohit Kabra	49	Group Chief Financial Officer

Directors

Deep Kalra is our founder, group executive chairman and was appointed to our board of directors on October 9, 2001. Mr. Kalra’s responsibilities as group chief executive chairman include executing our business strategy and managing the overall performance and growth of our company. Mr. Kalra has over 28 years of work experience in e-commerce, sales, marketing, corporate banking, financial analysis and senior management roles. Prior to founding our company in April 2000, Mr. Kalra worked with GE Capital India, a subsidiary of the General Electric Company, where he was vice president, business development. Prior to that, he also worked with AMF Bowling Inc. and ABN AMRO Bank NV. Mr. Kalra serves on the board of a The IndUS Entrepreneurs’ New Delhi – NCR Chapter, a global, not-for-profit organization focused on promoting entrepreneurship, and was their immediate past president. He is a co-founder of Ashoka University, a liberal arts college in Sonipat, near New Delhi and serves on their board and governing council. Mr. Kalra holds a Bachelor’s degree in Economics from St. Stephen’s College, Delhi University, India, and a Master’s degree in Business Administration from the Indian Institute of Management, Ahmedabad, India.

Rajesh Magow is our co-founder and group chief executive officer and was appointed to our board of directors on November 6, 2012. Mr. Magow has also previously held the positions of chief financial officer and chief operating officer at our company. Mr. Magow has over 27 years of experience in the information technology and Internet industries. After having been a part of our senior management team in 2001 for a few months, Mr. Magow worked as a part of senior management at Tecnovate eSolutions Private Limited, a wholly-owned subsidiary of eBookers.com (a United Kingdom-based online travel company that was listed on the Nasdaq Stock Market until it was acquired by the Cendant group in February 2005) from 2001 to June 2006. Before leaving Tecnovate eSolutions, he was the acting chief executive officer of the company. Mr. Magow was part of the senior management team that set up eBookers’ call center and back office operations in India and was a board member of Tecnovate from January 2001 to June 2006. Prior to Tecnovate, he also worked with Aptech Limited and Voltas Limited. Mr. Magow rejoined our company in 2006. He also served on the board of Flipkart Limited as an independent director from March 2011 to May 2015 and was again appointed as a director in June 2017. Mr. Magow is a qualified Chartered Accountant from the Institute of Chartered Accountants of India.

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

Cindy Xiaofan Wang was appointed to our board of directors on August 30, 2019 as a nominee of Trip.com. Ms. Wang has served as the chief financial officer of Trip.com since November 2013 and executive vice president since May 2016. Prior to that, she was a vice president of Trip.com from January 2008. Ms. Wang joined Trip.com in 2001 and has held a number of managerial positions at Trip.com. In 2017, Ms. Wang won the Best CFO Award by Institutional Investor in the 2017 All-Asia Executive Team Rankings. Prior to joining Trip.com, she served as finance manager in China eLabs, a venture capital firm, from 2000 to 2001. Previously, Ms. Wang worked with PricewaterhouseCoopers Zhong Tian CPAs Limited Company. Ms. Wang received a Master of Business Administration from Massachusetts Institute of Technology and obtained her Bachelor’s degree from Shanghai Jiao Tong University. Ms. Wang is a Certified Public Accountant (CPA). The business address of Ms. Wang is Building 16, SKY SOHO, No. 968 Jinzhong Road, Shanghai, PRC 200335.

Gyaneshwarnath Gowrea was appointed to our board of directors on February 11, 2009 and is one of our resident directors in Mauritius. Mr. Gowrea is the Managing Director of Taxand Mauritius, member of the Taxand network which is present in more than 40 jurisdictions. He has more than twenty years of experience in the financial services sector and is on the board of various Fortune 500 companies in Mauritius and other companies listed on Mauritius stock exchange, the Nasdaq Stock Market and in the United Kingdom. Mr. Gowrea completed his secondary education at John Kennedy College in Mauritius and holds a Master of Science in Accounting from De Monfort University in Leicester, UK and a Diploma in International Taxation. Mr. Gowrea is a fellow member of the Chartered Association Certified Accountants (UK) and the Mauritius Institute of Directors and a member of the Society of Trust and Estate Practitioners (UK) and the International Fiscal Association. He completed his Master of Science degree in Accounting from De Montfort University in Leicester, UK and is also an International Tax Affiliate of the Chartered Institute of Taxation (UK) and holds a Diploma in International Taxation of the Royal Society of Fellows (US). The business address of Mr. Gowrea is c/o IQ EQ Corporate Services (Mauritius) Limited, 33 Edith Cavell Street, Port Louis, Mauritius.

James Jianzhang Liang was appointed to our board of directors on January 27, 2016, as a nominee of Trip.com. He is one of the co-founders of Trip.com and is currently serving as the executive chairman of Trip.com’s board of directors. Prior to founding Trip.com, Mr. Liang held a number of technical and managerial positions with Oracle Corporation from 1991 to 1999 in the United States and China, including the head of the ERP consulting division of Oracle China from 1997 to 1999. Mr. Liang currently serves as Co-Chairman of Tongcheng-eLong (HKSE:7080) and on the board of directors of SINA Corporation (NASDAQ: SINA). Mr. Liang received his Ph.D. degree from Stanford University and his Master’s and Bachelor’s degrees from Georgia Institute of Technology. He also attended an undergraduate program at Fudan University. The business address of Mr. Liang is Building 16, SKY SOHO, No. 968 Jinzhong Road, Shanghai, PRC 200335.

Jane Jie Sun was appointed to our board of directors on August 30, 2019 as a nominee of Trip.com. Ms. Sun has served as the chief executive officer of Trip.com, as well as a member of the board of directors of Trip.com, from November 2016. Prior to that, she was a co-president of Trip.com from March 2015, chief operating officer since May 2012, and chief financial officer from 2005 to 2012. Prior to joining Trip.com, Ms. Sun worked as the head of the SEC and External Reporting Division of Applied Materials, Inc. from 1997. Prior to that, she worked with KPMG LLP as an audit manager in Silicon Valley, California for five years. Ms. Sun is a member of the American Institute of Certified Public Accountants and a State of California Certified Public Accountant. Ms. Sun received her Bachelor’s degree from the business school of the University of Florida with high honors. She also obtained her LLM degree from Peking University Law School. The business address of Ms. Sun is Building 16, SKY SOHO, No. 968 Jinzhong Road, Shanghai, PRC 200335.

Paul Laurence Halpin was appointed to our board of directors on April 30, 2018 as a nominee of MIH Internet. He has remained on our board following the completion of the Naspers-Trip.com Transaction as a nominee of Trip.com. Mr. Halpin held various leadership positions in the financial services industry at PwC Dublin, London and Johannesburg during his 25-year career from 1979 until 2004. Between 2004 to 2011, having relocated to Mauritius in 2004, Mr. Halpin established and sold a number of international healthcare and insurance outsourcing businesses in Mauritius. He also served as a non-executive director on the Government of Mauritius’ Board of Investment between 2005 to 2010. Mr. Halpin is an independent non-executive director on the boards of Gamma Civic Ltd, Kolos Cement Ltd and Lottotech Ltd., which are listed on the Stock Exchange of Mauritius. He also serves as an independent non-executive director of other unlisted companies, including Gamma Construction Ltd, Citicc (Africa) Holdings Ltd, and several companies within the Multichoice International Holdings group. Mr. Halpin holds a Bachelor of Commerce degree from University College Dublin. He is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants in Ireland. He is a Fellow of the Mauritius Institute of Directors and a Member of the Mauritius Institute of Professional Accountants. The business address of Mr. Halpin is Unit 8, East Rock, Coastal Road, Roches Noires, Mauritius.

Xiangrong Li was appointed to our board of directors on September 6, 2019. Ms. Li has served as the deputy general manager and financial controller of Beijing Tourist Hotel (Group) Co. Ltd., a company listed on the Shanghai Stock Exchange since September 2016. Ms. Li was employed with Unilever in various positions from 1993 to 2010, including serving as the financial controller for the greater China region from 2007 to 2010. Ms. Li served as the chief financial officer of Hengdeli Holdings Ltd, a company listed on the Stock Exchange of Hong Kong, from 2010 to August 2014. Ms. Li served as the chief financial officer of Homeinns Hotel Group (previously listed on NASDAQ with stock ticker HMIN, merged with Beijing Tourist Hotel (Group) Co. Ltd in 2016)from August 2014 to September 2016. Ms. Li obtained her Bachelor’s degree in International Accounting jointly awarded by the Shanghai University of Finance and Economics and Shanghai International Studies Institute (now known as Shanghai International Studies University) in July 1993. She obtained a Master’s degree in Executive Management Business Administration from China Europe International Business School in September 2008 and is now a senior member of The Association of Chartered Certified Accountants and a member of The Chinese Institute of Certified Public Accountants. The business address of Ms. Li is 124, Caobao Road, Shanghai, China.

Xing Xiong was appointed to our board of directors on August 30, 2019 as a nominee of Trip.com. Mr. Xiong joined Trip.com in April 2013 and is executive vice president of Trip.com and the chief executive officer of the Flight Ticket Group of Trip.com and also is in charge of its Corporate Travel business. Prior to working at Trip.com, Mr. Xiong held several management positions in the research and development teams of Microsoft and Expedia, including as the Principal Architect of Expedia. Mr. Xiong has over 20 years of management experience in the travel industries. He holds a Bachelor’s degree in Computer Science from Peking University and a Master’s degree in Computer Science from Northeastern University in Boston, Massachusetts. The business address of Mr. Xiong is Building 16, SKY SOHO, No. 968 Jinzhong Road, Shanghai, PRC 200335.

Executive Officer

Mohit Kabra is our group chief financial officer. Prior to joining us in July 2011, Mr. Kabra served as a Director, Finance at Kohler India where he worked from 2006 to June 2011. He has approximately 26 years of work experience and has held various positions in the India businesses of, among others, PepsiCo, Colgate and Seagram. Mr. Kabra has a Bachelor of Commerce degree from Osmania University, Hyderabad, India. He is a qualified Chartered Accountant from the Institute of Chartered Accountants of India and a qualified Cost Accountant from the Institute of Cost Accountants of India.

B. Compensation

For fiscal year 2020, the aggregate compensation (including directors’ fees, but excluding grants of stock options and RSUs that are described below) to our directors and executive officers included in the list under the heading “— Directors and Executive Officer of our Group” was $2.4 million, which included $1.5 million in base salary and $0.9 million in other payments. Our employment agreements (as amended from time to time) with each of our group executive chairman, group chief executive officer, and group chief financial officer provide for variable performance component which is payable upon each of the individual officer and our company attaining certain performance targets. Except as otherwise disclosed, these aggregate cash compensation amounts for fiscal year 2020 do not include stock compensation and employee benefits to our directors and executive officers. Stock compensation to our directors and executive officers are disclosed separately in the tables under “— Outstanding Options” and “Outstanding RSUs,” and employee benefits to our directors and executive officers are disclosed separately under “— Employee Benefit Plans.”

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

Options Exercise and Expiration

Unless otherwise specified in the grant, vested options must be exercised prior to the earliest of the following manner:

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

Number of Shares granted under 2001 Equity Option Plan

As of March 31, 2020, pursuant to our Equity Option Plan, we had outstanding options exercisable into a total of 17,839 ordinary shares with exercise price of $1.9765.

Share Incentive Plan

We adopted the MakeMyTrip 2010 Share Incentive Plan on May 25, 2010, or our Share Incentive Plan, upon which our Share Incentive Plan became immediately effective. On October 18, 2016, our board of directors approved two amendments to our Share Incentive Plan in order to give effect to an earlier recommendation of our compensation committee to increase the shares available under our Share Incentive Plan to fund employee grants for the four fiscal years starting April 2014 and to provide for a sufficient number of RSUs to be granted in connection with the conversion of Indigo SARs and Naspers Rollover RSUs and the other awards contemplated under the Naspers Transaction Agreement for the ibibo Group acquisition. On May 18, 2017, our board of directors approved an amendment to our Share Incentive Plan to extend the expiration date of our Share Incentive Plan from May 2020 to March 31, 2022. On May 18, 2017, June 19, 2018, January 24, 2019 and July 10, 2020, our board of directors approved amendments to our Share Incentive Plan to increase the shares available under the plan.

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

Shares Available for Awards

Subject to certain adjustments set forth in our Share Incentive Plan, the aggregate number of shares that may be issued or awarded under our Share Incentive Plan is equal to the sum of (x) 13,061,654 Shares, plus (y) in the event that any Indigo SARs or Naspers Rollover RSUs (each, as defined in the Naspers Transaction Agreement) are forfeited between October 18, 2016 and January 31, 2017 as a result of an Indigo Business Employee’s (as defined in the Naspers Transaction Agreement) termination of employment during such period, a number of Shares in respect of restricted share units into which such forfeited Indigo SARs and Naspers Rollover RSUs would have converted pursuant to Sections 7.07(a)(i) and 7.07(a)(ii) of the Naspers Transaction Agreement (each such defined term having the meaning ascribed to such term in the Naspers  Transaction Agreement). To the extent that an award terminates, expires or lapses for any reason, or is settled in cash and not shares, then any shares subject to the award will again be available for the grant. Any shares delivered by the holder or withheld by our company upon the exercise of any award, in payment of the exercise price or tax withholding, may again be optioned, granted or awarded, subject to certain limitations set forth in our Share Incentive Plan.

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

During fiscal year 2020, we granted 1,334,759 RSUs, of which 161,089 RSUs were granted to our directors and an executive officer. See “— Outstanding RSUs” for more information.

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

Amendment, Suspension or Termination

Unless terminated earlier, our Share Incentive Plan will expire on, and no award may be granted pursuant to it after, March 31, 2022. Any awards that are outstanding on March 31, 2022 shall remain in force according to the terms of the Share Incentive Plan and the applicable award agreement. Except as otherwise provided in our Share Incentive Plan, our board of directors may terminate, amend or modify our Share Incentive Plan at any time and from time to time. However, shareholder approval will be required for any amendment (i) to the extent necessary and desirable to comply with applicable laws and (ii) that results in an increase in benefits that would not apply equally to all shareholders of shares or a change in eligible individuals. Except as provided in our Share Incentive Plan or any award agreement, any amendment, suspension or termination may not impair any rights or obligations under any award without the award holder’s consent.

Outstanding Options

During fiscal years 2018, 2019 and 2020 no options were granted to any of our directors and executive officers under our Equity Option Plan. As of March 31, 2020, outstanding options exercisable into 17,839 ordinary shares were held by our director and executive officer as set forth in the following table.

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

Outstanding RSUs

During fiscal year 2020, 161,089 RSUs were issued under our Share Incentive Plan to our directors and an executive officer. As set forth in the following table, RSUs granted during fiscal year 2020 were:

Name	Shares Underlying Outstanding RSUs	Total RSUs Granted in Fiscal Year 2020(1)	Exercise Price
			($ per Share)
Directors and executive officer	3,121,321	161,089	0.0005

Note:

(1) Includes 772 RSUs granted to Mr. Vivek Gour, our former director who resigned on September 6, 2019, in lieu of his director sitting fee for fiscal year 2019. This sitting fee was for the period of April 1, 2019 to September 6, 2019.

(2) No RSUs were exercised between April 1, 2020 and August 17, 2020.

Outstanding ESOPs

During fiscal year 2020, we granted 21,588 stock options under our Share Incentive Plan, or ESOPs, of which 14,763 RSUs were issued to our directors and an executive officer. As set forth in the following table, ESOPs granted during fiscal year 2020 to our directors and an executive officers were:

Name	Shares Underlying Outstanding ESOPs(1)	Total ESOPs Granted in Fiscal Year 2020(1)	Exercise Price
			($ per ESOP)
Directors and executive officer	14,763	14,763	2,229

(1) Each of these ESOPs represents 100 ordinary shares of our Company and will result in the issuance of 100 ordinary shares of our Company on exercise. The exercise price of each ESOPs is $2,229. One-third of the grants will vest every year from the grant effective date August 19, 2019.

Employee Benefit Plans

We maintain employee benefit plans in the form of certain statutory and incentive plans covering substantially all of our employees. For fiscal year 2020, the aggregate amount set aside or accrued by us to provide for pension or retirement benefits for all our employees (including our directors and executive officer) was approximately $6.3 million.

Provident Fund

In accordance with Indian law, all of our employees in India are entitled to receive benefits under the Employees’ Provident Fund Scheme, 1952, as amended, a retirement benefit scheme under which an equal amount of 12% of basic salary of an employee is contributed by each of the employer and employee in a fund with government/trust with company. Also, in accordance with applicable laws, all of our employees at our non-Indian subsidiaries are entitled to receive benefits under the relevant laws and regulations applicable in such jurisdictions. Our subsidiaries make a monthly deposit to these funds and we have contributed an aggregate of approximately $3.9 million in fiscal year 2020.

Gratuity

In accordance with Indian law, we pay gratuity up to our eligible employees in India. Under our gratuity plan, a defined benefit plan, an employee is entitled to receive a gratuity payment on the termination of his or her employment if the employee has rendered continuous service to our company for not less than five years, or if the termination of employment is due to death or disability. The amount of gratuity payable to an eligible employee is equal to 15 days’ salary for every year of employment (or any portion of a year exceeding six months). We have provided for aggregate of approximately $0.9 million in fiscal year 2018, an aggregate of approximately $1.1 million in fiscal year 2019 and an aggregate of approximately $1.6 million in fiscal year 2020 for our gratuity payments.

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

During the fiscal year 2018, $2.2 million was accrued as severance cost to be paid to Mr. Ashish Kashyap (former President) over the period of two years in equal monthly installments as per the separation agreement entered with him. As of the date of this Annual Report, the total amount due has been paid to him.

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

As a result of its ownership of our Class B Shares, Trip.com is entitled to nominate five directors to our board of directors (one of whom shall be a resident of Mauritius). So long as Trip.com beneficially owns 10% or more of our issued and outstanding voting securities (subject to adjustment for any share split, share dividend, recapitalization, reclassification or similar transaction in respect of any such ordinary shares), it will be entitled to nominate a number of directors to our board of directors in proportion to its beneficial ownership in our company. In addition, under the Amended and Restated Trip.com Investor Rights Agreement, one Independent Director must be appointed from a pool of candidates recommended by Trip.com and approved by Mr. Deep Kalra and Mr. Rajesh Magow, a majority of Independent Directors must be appointed from a pool of candidates approved by Mr. Deep Kalra, Mr. Rajesh Magow and a majority of the Trip.com directors and one of the investor directors designated by Trip.com shall be entitled to exercise the casting vote to which the chairman of the board of directors would otherwise have been entitled pursuant to Article 114 of our Constitution. For more information, see

“Item 10. Additional Information - B. Memorandum and Articles of Association — Amended and Restated Trip.com Investor Rights Agreement.”

In connection with our acquisition of the ibibo Group, we issued Class B Shares to MIH Internet. The Class B Shares were subsequently acquired by Trip.com in the Naspers-Trip.com Transaction (as defined herein). The rights and preferences of our Class B Shares are set forth in the Terms of Issue. A summary of the material Terms of Issue are set forth in “Item 10. Additional Information — B. Memorandum and Articles of Association — Class B Shares.” Pursuant to the Terms of Issue, so long as the Permitted Holders (as defined in the Terms of Issue) beneficially own 10% or more of our issued and outstanding voting securities, the holders of Class B Shares, or the Class B Members, will be entitled to (i) nominate from time to time a number of directors to our board of directors in proportion to their percentage beneficial ownership of our issued and outstanding voting securities (including if over 40%), rounded to the nearest whole number; provided that, for so long as the Class B Members, either alone or together with certain permitted transferees, are entitled to nominate at least four directors to our board of directors, at least one of the nominees shall be a Mauritius resident and (ii) request the removal of any Class B director at any time. In the event of any vacancy of a Class B director, the Class B Members shall have the exclusive right to designate a replacement to fill such vacancy, and except as required by law or our Constitution, neither our company nor its board of directors may remove any Class B director unless such removal is at the written direction of the Class B Members or for cause.

Accordingly, through the Amended and Restated Trip.com Investor Rights Agreement and its ownership of our Class B Shares, Trip.com and its affiliates are entitled to representation on our board of directors in proportion to their beneficial ownership in MakeMyTrip and to representation on all board committees, for so long as Trip.com and its affiliates beneficially own 10% or more of our issued and outstanding voting securities.

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

Audit Committee

The audit committee consists of two members, Xiangrong Li and Aditya Tim Guleri and one non-voting observer, Cindy Xiaofan Wang. The chairman is Xiangrong Li. Each member of the audit committee satisfies the independence requirements of applicable Nasdaq Rules and the independence requirements of Rule 10A-3 under the Exchange Act. Our board of directors has determined that Xiangrong Li qualifies as an audit committee financial expert within the meaning of the SEC rules, and that each of Xiangrong Li and Aditya Tim Guleri is financially literate. Our audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. Our audit committee is responsible for, among other things:

•	selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;
•	annually reviewing the independence of our independent auditors;
•	reviewing and approving all related party transactions on an ongoing basis;
•	reviewing and discussing the annual audited financial statements with management and our independent auditors;
•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;
•	meeting separately and periodically with management and our independent auditors; and
•	reporting regularly to our full board of directors.

Under the Terms of Issue, at any time the Permitted Holders (as defined in the Terms of Issue) beneficially own 10% or more of our issued and outstanding voting securities and no Class B director serves on the audit committee, the Class B Members shall have the right to appoint a representative to attend audit committee meetings as an observer. On August 30, 2019, our board of directors approved the appointment of Ms. Cindy Xiaofan Wang as the non-voting observer to the Audit Committee.

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

Compensation Committee

The compensation committee consists of four members, Aditya Tim Guleri, Xiangrong Li, James Jianzhang Liang and Cindy Xiaofan Wang. The chairman is Aditya Tim Guleri. Each member of the compensation committee satisfies the independence requirements of the Nasdaq Rules. Our compensation committee reviews and approves the compensation of our employee-directors and executive officers. The compensation committee is responsible for, among other things:

•	reviewing the compensation plans, policies and programs adopted by the management;
•

reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation; and

•	reviewing and approving or making recommendations to the board regarding any compensation plans, equity-based plans and similar arrangements.

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

D. Employees

See “Item 4. Information on the Company — B. Business Overview — Employees.”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our equity shares as of March 31, 2020 by each of our directors and all our directors and executive officers as a group. As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right. Ordinary shares subject to options, RSUs, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person.

Equity shares beneficially owned
	Ordinary Shares		Class B Shares
Name of Beneficial Owner	Number	Percent(1)	Number	Percent(1)	Percent of Total Voting Power(1)
Directors:
Deep Kalra(2)	3,921,201	6.08	—	—	3.77
Rajesh Magow(3)	857,021	1.33	—	—	0.82
Aditya Tim Guleri	—	—	—	—	—
Cindy Xiaofan Wang (4)	—	—	—	—	—
Gyaneshwarnath Gowrea	—	—	—	—	—
James Jianzhang Liang(4)	—	—	—	—	—
Jane Jie Sun(4)	—	—	—	—	—
Paul Laurence Halpin(4)	—	—	—	—	—
Xiangrong Li	—	—	—	—	—
Xing Xiong(4)	—	—	—	—	—

Executive Officers:
Mohit Kabra(5)	110,536	*	—	—	*
All our directors and executive officers as a group	4,888,758	7.59	—	—	4.70

*	Represents beneficial ownership of less than 1.0% of our issued share capital.

Notes:

(1)

Based on 63,586,903 ordinary shares outstanding and 39,667,911 Class B Shares outstanding as of March 31, 2020. Except as otherwise required by law, the Terms of Issue or our Constitution, our ordinary shares and Class B Shares vote together as a single class on all matters on which our shareholders are entitled to vote. See also “Item 10. Additional Information — B. Memorandum and Articles of Association — Class B Shares — Reserved Matters.”

(2)

Travogue Electronic Travel LLP, or Travogue, is a limited liability partnership controlled by Mr. Deep Kalra. Mr. Deep Kalra holds 93.50% of the partnership interests in Travogue. Accordingly, as of March 31, 2020, Mr. Kalra’s beneficial ownership of our ordinary shares includes 1,404,654 ordinary shares held by him (or his immediate family members) directly (in the form of ordinary shares or ordinary shares underlying RSUs that have vested or will vest within 60 days) and, based on information provided by Travogue, 2,516,547 ordinary shares held indirectly through Travogue.

(3)	In the form of ordinary shares or ordinary shares underlying vested RSUs.
(4)

James Jianzhang Liang, Jane Jie Sun, Cindy Xiaofan Wang, Xing Xiong and Paul Laurence Halpin are nominee directors of Trip.com. Trip.com beneficially owns 10,773,694 ordinary shares and 39,667,911 Class B convertible ordinary shares, as further described in Item 7 of this Annual Report.

(5)	In the form of ordinary shares or ordinary shares underlying vested RSUs.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

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

	Equity shares beneficially owned
	Ordinary Shares		Class B Shares		Percent of Total
Name of Beneficial Owner	Number	Percent(1)	Number	Percent(1)	Voting Power(1)
Trip.com(2)	10,773,694	16.94	39,667,911	100.0	48.85
FIL Limited(3)	4,133,400	6.50	—	—	4.00
Massachusetts Financial Services Company(4)	4,284,144	6.74	—	—	4.15
Deep Kalra(5)	3,921,201	6.08	—	—	3.77
Baillie Gifford & Co (Scottish partnership)(6)	3,306,787	5.20	—	—	3.20

Notes:

(1)

Based on 63,586,903 ordinary shares outstanding and 39,667,911 Class B Shares outstanding as of March 31, 2020. Except as otherwise required by law, the Terms of Issue or our Constitution, our ordinary shares and Class B Shares vote together as a single class on all matters on which our shareholders are entitled to vote. See also “Item 10. Additional Information — B. Memorandum and Articles of Association — Class B Shares — Reserved Matters.”

(2)	Information based on Amendment No. 4 to a report on Schedule 13D filed with the SEC by Trip.com (then Ctrip.com International, Ltd.) on September 3, 2019.
(3)

Information based on Schedule 13G filed with the SEC by Pandanus Partners, L.P., or Pandanus, Pandanus Associates, Inc., or PAI and FIL Limited, or FIL, on February 6, 2020., or the FIL 13G. According to the FIL 13G, Pandanus owns shares of FIL voting stock normally representing more than 25% and less than 48.5% of the total votes which may be cast by all holders of FIL voting stock depending on changes in the total number of shares of outstanding from time to time; PAI acts as general partner of Pandanus; and Pandanus is owned by trusts for the benefit of members of the Johnson family, including FIL's Chairman Abigail P. Johnson, but disclaims that any such member is a beneficial owner of the securities reported in the FIL 13G.

(4)

Information based on Amendment No. 1 to a report on Schedule 13G filed with the SEC by Massachusetts Financial Services Company, or MFS, on February 14, 2020, or the MFS 13G. According to MFS 13G, the number of ordinary shares beneficially owned includes ordinary shares beneficially owned by MFS and certain other non-reporting entities.

(5)

Travogue is a limited liability partnership controlled by Mr. Deep Kalra. Mr. Deep Kalra holds 93.50% of the partnership interests in Travogue. Accordingly, as of March 31, 2020, Mr. Kalra’s beneficial ownership of our ordinary shares includes 1,404,654 ordinary shares held by him (or his immediate family members) directly (in the form of ordinary shares or ordinary shares underlying RSUs that have vested or will vest within 60 days) and, based on information provided by Travogue, 2,516,547 ordinary shares held indirectly through Travogue.

(6)

Information based on Amendment No. 1 to a report on Schedule 13G filed with the SEC by Baillie Gifford & Co (Scottish partnership) on January 17, 2020, or the Ballie Gifford 13G. According to the Ballie Gifford 13G, the ordinary shares reported as beneficially owned by Baillie Gifford & Co. are held by Baillie Gifford & Co. and/or one or more of its investment adviser subsidiaries, which may include Baillie Gifford Overseas Limited, on behalf of investment advisory clients, which may include investment companies registered under the Investment Company Act, employee benefit plans, pension funds or other institutional clients.

Each of our equity shares is entitled to one vote on all matters that require a vote of shareholders. Except as otherwise required by law, the Terms of Issue or our Constitution, our ordinary shares and Class B Shares vote together as a single class on all matters on which our shareholders are entitled to vote. None of our shareholders has any contractual or other special voting rights.

As of March 31, 2020, to our knowledge, there were approximately seven record holders of our ordinary shares, of which one has a registered address in the United States. Since certain of these ordinary shares were held by brokers or other nominees, the number of record holders may not be representative of the number of beneficial holders or where the beneficial holders are resident.

B. Related Party Transactions

Our audit committee charter requires our audit committee to review all related party transactions on an ongoing basis and for all such transactions to be approved by our audit committee. Pursuant to the Terms of Issue, we cannot directly or indirectly, enter into, modify, amend or conduct, or agree to enter into, modify, amend or conduct, any Related Party Transaction (as defined in the Terms of Issue) involving an aggregate value or consideration exceeding $120,000, other than in the ordinary course of business consistent with past practice, unless such transaction or series of related transactions has been approved by, or is consistent with or pursuant to the terms of a policy, transaction or agreement (or form of agreement) approved by, the affirmative vote or written consent of a majority of the independent directors, in addition to any other approvals that may be required pursuant to applicable law, the Nasdaq Rules (or the rules of any other applicable securities exchange or stock exchange) or the Constitution.

The following is a summary of our related party transactions since April 1, 2017.

Shareholders Agreements

See “Item 10. Additional Information — B. Memorandum and Articles of Association — Trip.com Amended and Restated Investor Rights Agreement” and “— Registration Rights”.

Transactions with equity-accounted investees

Simplotel Technologies Private Limited

In September 2018, 1,181 preference shares held in Simplotel were converted into 2,105 equity shares.

HolidayIQ Pte. Ltd and its subsidiaries, or HolidayIQ Group

In fiscal years 2018, 2019 and 2020, we earned revenue of $0.04 million, $0.04 million and $0.01 million respectively, and had received marketing services of $0.08 million, nil and nil, respectively.

As of March 31, 2018 we had trade and other receivable outstanding of $0.01 million and As of March 31, 2019 and 2020 we had a contract liability of $0.01 million and nil, respectively.

PasajeBus SpA

In fiscal year 2020, we acquired 20.5% equity stake in PasajeBus SpA and earned revenue of $0.1 million in fiscal year 2020. As of March 31, 2020, we had trade and other receivable of $0.03 million.

Business cooperation agreement between MakeMyTrip and Trip.com

In May 2017, we entered into a business cooperation agreement with Trip.com  for a fixed term of three years, pursuant to which Trip.com  has agreed to provide certain knowledge sharing services to us for an aggregate amount of $3.0 million, which has been paid over a two-year period. In addition, MakeMyTrip and Trip.com have provided certain non-compete undertakings for a period of three years with respect to business activities in China (including Hong Kong and Macau) and India, subject to certain specified exceptions.

Procurement of air tickets and selling of hotel room nights from Trip.com and its subsidiaries

We procured air tickets and hotel room nights of nil, nil and $28.1 million as an agent from a subsidiary  of Trip.com that operates as a travel product aggregator in fiscal years 2018, 2019 and 2020, respectively. We earned nil, nil and $0.2 million from this Trip.com subsidiary as commission on procurement of such tickets and room nights in fiscal years 2018, 2019 and 2020, respectively. Further, we also sold air tickets and hotel room nights as an agent of Nil, Nil and $9.0 million to this Trip.com subsidiary in fiscal years 2018, 2019 and 2020, respectively, and paid commission expense of nil, nil and $1.1 million in fiscal years 2018, 2019 and 2020, respectively.

We also paid of nil, nil and  $1.6 million in various operating expenses to subsidiaries of Trip.com in fiscal years 2018, 2019 and 2020, respectively.

As of March 31, 2018, 2019 and 2020, we had trade and other receivables from subsidiaries of Trip.com outstanding of nil, nil, and $0.7 million, respectively.

As of March 31, 2018, 2019 and 2020, we had trade payables to subsidiaries of Trip.com outstanding of nil, nil, and $1.1 million, respectively.

As of March 31, 2018, 2019 and 2020, we had prepaid expenses from subsidiaries of Trip.com of nil, nil and $0.1 million, respectively.

Placement of ordinary shares to Trip.com

On May 5, 2017, Trip.com purchased 916,666 ordinary shares from us at a price of $36.00 per ordinary share, for an aggregate consideration of $33.0 million.

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

Assessment Year 2007-08

In January 2011, MMT India received an assessment order from the Indian Income Tax authorities for the assessment year 2007-08, alleging certain irregularities in the method of computation of income and, advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase proposed by the transfer pricing officer to adjust our intra-group international transaction prices upwards to an arm’s length price, and (ii) an increase on account of the disallowance of technology-related development depreciation expenses incurred during the year. However, we did not receive a demand for any additional tax payments because our carried forward losses exceeded our declared taxable income. In March 2011, we filed an appeal with the Commissioner of Income Tax (Appeals). Our appeal against the assessment order in connection with the intra-group international transactions transfer pricing matter was decided in our favor in February 2013. We also received partial relief from the Commissioner of Income Tax (Appeals) on the disallowance of technology-related development depreciation expenses. The Income Tax Department has appealed the order of the Commissioner of Income Tax (Appeals) to the Income Tax Appellate Tribunal. The matter was heard on March 4, 2020, and the Income Tax Appellate Tribunal has passed a favorable order quashing the additions made on account of transfer pricing issue. However, the order has not been passed as yet. In February 2015, MMT India received an order of income in lieu of assessment from the Indian Income Tax authorities for the assessment year 2007-08, advising us of an upward revision of our declared income in India for that assessment year as a result of (i) reimbursement of ticket costs to MMT Inc. In March 2015, we filed our objections with the Commissioner of Income Tax (Appeals). The appeal against the above assessment order in connection with these disallowances was decided in favor of MMT India on May 23, 2017. The Income Tax Department has filed an appeal in August 2017 against the order before Income Tax Appellate Tribunal. The hearing is scheduled on September 30, 2020.

Assessment Year 2008-09

In February 2012, MMT India received an assessment order from the Indian Income Tax authorities for the assessment year 2008-09, and a demand for additional tax payments of approximately Rs.43 million (approximately $0.6 million), advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase proposed by the transfer pricing officer to adjust our intra-group international transaction prices upwards to an arm’s length price, (ii) an increase on account of the proposed disallowance of technology-related development depreciation expenses incurred during the year, and (iii) an increase due to the non-payment of sufficient withholding tax in connection with our use of banking payment gateway facilities. The demand for additional tax payments of approximately Rs. 43 million (approximately $0.6 million), was dismissed by the Indian Income Tax authorities in March 2012 following the adjustment of carried forward losses. In March 2012, we filed our objections with the Commissioner of Income Tax (Appeals). Our appeal against the assessment order in connection with the intra-group international transactions transfer pricing matter was decided in our favor in June 2013. We also received partial relief from the disallowance of technology-related development depreciation expenses and no-payment of sufficient withholding tax in connection with payment gateway charges. Against this partial relief, we and the Income Tax Department each filed appeals in August 2013 with the Income Appellate Tax Tribunal. The matter was heard on March 4, 2020 and the Income Tax Appellate Tribunal has passed a favorable order. In February 2015, MMT India received an order of income in lieu of assessment from the Indian Income Tax authorities for the assessment year 2008-09, advising us of an upward revision of our declared income in India for that assessment year as a result of reimbursement of ticket costs to MMT Inc. In March 2015, we filed our objections with the Commissioner of Income Tax (Appeals). The appeal against the assessment order in connection with these disallowances was decided in favor of MMT India on June 16, 2017. The Income Tax Department has filed an appeal in August 2017 against the order before Income Tax Appellate Tribunal. The hearing is scheduled on September 30, 2020.

Assessment Year 2009-10

In May 2013, MMT India received an assessment order from the Indian income tax authorities for the assessment year 2009-10, and a demand for additional tax payments of approximately Rs.276 million (approximately $3.7 million), advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase proposed by the transfer pricing offer to adjust our intra-group international transaction prices upwards to an arm’s length price, (ii) increases due to the non-payment of sufficient withholding tax in connection with our use of banking payment gateway facilities and the cost of air tickets incurred to MMT USA, and (iii) increases for disallowance of excess depreciation expense on computer peripherals and software licenses, and for the disallowance of technology-related development depreciation expenses incurred during the year, and on account of amounts received from business associates, which were treated as deferred revenue. On May 30, 2013, we filed our objections with the Commissioner of Income Tax (Appeals). In November 2013, we also received an order imposing an additional penalty for allegedly attempting to conceal the above matters and a notice of demand amounting to approximately Rs.330 million (approximately $4.4 million), but this demand was temporarily set aside by the Indian Income Tax authorities in January 2014 after adjustment of refunds for the assessment year 2012-2013. In December 2013, we filed our objections to the penalty with the Commissioner of Income Tax (Appeals). Our appeal against the assessment order in connection with the intra-group international transactions transfer pricing matter, nonpayment of sufficient withholding tax on cost of air tickets incurred to MMT USA, disallowance of technology-related development depreciation expenses and on amounts received from business associates which were treated as deferred revenue, was decided in our favor in June 2014. We also received partial relief from the increases for disallowance of excess depreciation expense on computer peripherals and software licenses and non-payment of sufficient withholding tax in connection with payment gateway charges. We filed appeal in August 2014 and a hearing was scheduled for October 31, 2019. However, the appellate bench did not convene on that day and we have not received a new notice for hearing yet. In September 2014, our appeal against the order imposing additional penalty was partially decided in our favor. We filed appeal in December 2014 with the Income Appellate Tax Tribunal and Tribunal has passed an order quashing the entire penalty demand. We do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

In May 2018, the Income Tax Department filed an appeal in the High Court against the order of the ITAT on the issue of non-payment of sufficient withholding tax on payment gateway charges. In March 2019, the High Court passed a favorable order setting aside the appeal filed by Income Tax Department.

Assessment Year 2010-11

In March 2014, MMT India received an assessment order from the Indian Income Tax authorities for the assessment year 2010-11, and a demand for additional tax payments of approximately Rs.736 million

(approximately $9.8 million), advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase on account of the disallowance of technology-related development depreciation expenses incurred during the year, (ii) an increase due to the non-payment of sufficient withholding tax in connection with our use of banking payment gateway facilities, (iii) an increase for disallowance of excess depreciation expense on computer peripherals and software licenses, (iv) an increase due to the non-payment of sufficient withholding tax on reimbursement of expenses to MMT USA, (v) an increase for advertising and publicity expenses being capital in nature, and (vi) an increase due to change in the method of accounting for recognizing loyalty cum signing bonus. In April 2014, we filed our objections with the Commissioner of Income Tax (Appeals) along with stay of demand. Our appeal against the assessment order was decided in our favor in July 2017. We understand that the Income Tax Department has appealed the order of the Commissioner of Income Tax (Appeals) to the Income Tax Appellate Tribunal. However, as of the date of this Annual Report, we have not received a copy of such notice.

Assessment Year 2011-12

In March 2015, MMT India received an assessment order from the Indian income tax authorities for the assessment year 2011-12, and a demand for additional tax payments of approximately Rs.953 million (approximately $12.6 million), advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase for disallowance of excess depreciation expense on computer peripherals and software licenses (ii) an increase due to the nonpayment of sufficient withholding tax on reimbursement of expenses to MMT USA, and (iii) an increase for advertising and publicity expenses being capital in nature. In April 2015, we filed our objections with the Commissioner of Income Tax (Appeals) along with stay of demand. In June 2015, we obtained an interim stay until December 31, 2015. We obtained a final order in March 2016 and demand was temporarily set aside after adjustment of refunds for assessment years 2009-10 and 2010-11. Our appeal against the assessment order in connection with nonpayment of sufficient withholding tax on cost of air tickets incurred to MMT USA and disallowance of technology-related development depreciation expenses was decided in our favor. We have also received partial relief from addition of advertisement and publicity expenses. In February 2017, we filed an appeal with the Income Appellate Tax Tribunal, the hearing of which is scheduled on October 6, 2020. However, the next hearing has not yet been scheduled. We do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

In March 2017, MMT India received an order from the Indian Income Tax authorities for assessment year 2011-12 in which the order passed by assessing officer was set aside for fresh examination of the issue of deduction of reimbursement of ESOP cost on exercise of shares by employees. In May 2018, we filed an appeal with the Income Appellate Tax Tribunal, the hearing of which is scheduled on October 7, 2020.

In December 2017, MMT India received an assessment order from the Indian Income Tax authorities for the assessment year 2011-12 confirming the demand for additional tax payments of approximately Rs.102 million (approximately $1.4 million), advising us of an upward revision of our declared income in India for that assessment year as a result of an increase in expenses on account of ESOPs exercised during the year being capital in nature.

In January 2018, we filed our objections with the Commissioner of Income Tax (Appeals) along with stay of demand. The appeal against the assessment order in connection with ESOP disallowances was decided in favor of MMT India on June 24, 2019.

Assessment Year 2014-15

In December 2016, Pilani Softlabs Private Limited (redBus) received an assessment order from the Indian Income Tax authorities for the assessment year 2014-2015 advising upward revision as a result of an increase on account of the proposed disallowance of expenses relating to employee share options during the year. However, Ibibo India did not receive a demand for any additional tax payments because carry forward losses exceeded its assessed income. On February 7, 2017, Ibibo India filed its objections to the assessment order with the Commissioner of Income Tax (Appeals). The Commissioner of Income Tax (Appeals) passed an order dated June 28, 2019 by confirming the addition on account of expenses relating to employee share options. In September 2019, we filed an appeal with the Income Appellate Tax Tribunal, the hearing of which is not scheduled yet. We do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Assessment Year 2015-16

In December 2018, MMT India received an assessment order from the Indian tax authorities for assessment year 2015-16, and a demand for additional tax payments of approximately Rs. 1,214 million (approximately $16.1 million), advising MMT India of an upward revision of its declared income in India for that assessment year as a result of, (i) insufficient payments on withholding taxes on reimbursement of expenses to MMT USA, (ii) advertising and publicity expenses being capital in nature, and (iii) an increase in expenses on account of ESOPs exercised during the year being capital in nature. In January 2019, MMT India filed its objections with the Commissioner of Income Tax (Appeals) and requested for stay of demand. The stay of demand was granted to MMT India. The appeal against the assessment order in connection with these disallowances was decided in favor of MMT India on June 24, 2019.

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

Assessment Year 2016-17

In December 2019, MMT India received an assessment order from the Indian tax authorities for assessment year 2016-17, advising MMT India of an upward revision of its declared income in India for that assessment year as a result of, (i) insufficient payments on withholding taxes on reimbursement of expenses to MMT USA, (ii) advertising and publicity expenses being capital in nature, and (iii) an increase in expenses on account of ESOPs exercised during the year being capital in nature. In January 2020, MMT India filed its objections with the Commissioner of Income Tax (Appeals). The date of hearing before the Commissioner of Income Tax (Appeals) has not been scheduled.

In December 2019, Ibibo India received an assessment order from the Indian Income Tax authorities for the assessment year 2016-2017 advising upward revision as a result of disallowance of goodwill arising on merger with redBus during the year. However, Ibibo India did not receive a demand for any additional tax payments because carry forward losses exceeded its assessed income. In January 2020, Ibibo India filed its objections to the assessment order with the Commissioner of Income Tax (Appeals). The date of hearing is yet to be scheduled. We do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Assessment Year 2017-18

In December 2019, MMT India received an assessment order from the Indian tax authorities for assessment year 2017-18, advising MMT India of an upward revision of its declared income in India for that assessment year as a result of, (i) advertising and publicity expenses being capital in nature, and (ii) an increase in expenses on account of ESOPs exercised during the year being capital in nature. In January 2020, MMT India filed its objections with the Commissioner of Income Tax (Appeals). The date of hearing before the Commissioner of Income Tax (Appeals) has not been scheduled.

In December 2019, Ibibo India received an assessment order from the Indian Income Tax authorities for the assessment year 2017-2018, and a demand for additional tax payments of approximately Rs. 3 million (approximately $0.04 million), advising upward revision as a result of (i) disallowance of goodwill arising on merger with redBus during the year, (ii) addition on account of cash deposited during demonetization period. On January 27, 2020, Ibibo India filed its objections to the assessment order with the Commissioner of Income Tax (Appeals). The date of hearing has not been scheduled. We do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Service Tax

Demand Order — Fiscal Years 2006 to 2012

In the year ended March 31, 2009, the Mumbai Zonal Unit of Directorate General of Central Excise Intelligence, or the DGCEI, an excise and customs tax regulatory authority in India, initiated a general industry wide inquiry on compliance with service tax rules and regulations by various travel agencies in India. In October 2011, pursuant to an investigation conducted by the DGCEI, MMT India received a notice from the Service Tax authorities for fiscal years 2006 to 2010, demanding payment of service tax in respect of certain matters, some of which relate to the travel industry in India and involve a complex interpretation of Indian law. We have received similar notices for fiscal years 2011 and 2012, in October 2011 and October 2012, respectively. In March 2011, we filed replies with the Commissioner of Service Tax for fiscal years 2006 to 2010, and, similarly, filed objections in January 2012 for fiscal year 2011, and in February 2013, for fiscal year 2012, respectively. In August 2013, the Commissioner of Service Tax rejected our objections and confirmed the demand on all the above matters with negligible relief. In November 2013, we filed an appeal with the Customs, Excise and Service Tax Appellate Tribunal. The aggregate value of the claims is approximately Rs. 1,700 million (approximately $22.5 million) and additional interest and penalties if finally determined to be payable. We have deposited approximately Rs. 22 million (approximately $0.3 million) toward service tax with the relevant authorities. We do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The date of hearing has not been scheduled by the CESTAT.

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

Show Cause and Demand Notice — Fiscal Year 2014

In September 2015, MMT India received a notice from the service tax authorities for fiscal year 2014, demanding payment of service tax in respect of certain matters, some of which relate to the travel industry in India and involve a complex interpretation of Indian law. The aggregate value of claims is approximately Rs. 1,104 million (approximately $14.6 million). In December 2015, we filed a reply with the Commissioner of Service Tax. We have received a favorable order from the Commissioner of Service Tax in May 2019.

Demand Order — Fiscal Year 2013

In May 2014, MMT India received two notices from the service tax authorities for fiscal year 2013, demanding payment of service tax in respect of certain matters, which relates to the travel industry in India and involves a complex interpretation of Indian law. In July 2014 and January 2015, we filed replies with Commissioner of Service Tax. The aggregate value of the claims is approximately Rs. 1,075 million (approximately $14.3 million). In July 2014 and January 2015, we filed replies with the Commissioner of Service Tax. In June 2015, we received orders wherein the demand of approximately Rs. 135 million (approximately $1.8 million) was confirmed by the Commissioner of Central Excise. We filed an appeal with the Customs, Excise and Service Tax Appellate Tribunal in September 2015 after making pre-deposit of approximately Rs. 10 million (approximately $0.1 million) with the relevant authorities. We do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The date of hearing has not been scheduled by the CESTAT.

Demand Order — Fiscal Year 2014 to 2016

In September 2015, MMT India received notice from the service tax authorities for fiscal year 2014 demanding payment of service tax in respect of certain matters, some of which relate to the travel industry in India and involve a complex interpretation of Indian law. We received similar notices for fiscal year 2015 and 2016 in month of April 2016 and April 2018, respectively. The aggregate value of claims in approximately Rs. 142 million (approximately $1.9 million). We filed replies with the Commissioner of Service Tax for fiscal years 2014 to 2016 in month of December 2015, June 2016 and December 2018, respectively.

In February 2019, we received Demand Order from the Commissioner of Central Excise wherein the demand of approximately Rs. 118 million (approximately $1.6 million) has been confirmed. We filed an appeal with the Customs, Excise and Service Tax Appellate Tribunal in May, 2019 after making pre-deposit of approximately Rs. 8.85 million (approximately $0.1 million) with the relevant authorities. We do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The date of hearing has not been scheduled by the CESTAT.

Demand cum Show Cause Notice — Fiscal Year 2014 to September 2015

In September 2016, MMT India received a notice from the service tax authorities for the period from April 2013 to September 2015 demanding payment of service tax in respect of certain matters, which relate to the travel industry in India and involve complex interpretation of Indian law. In November 2016, MMT India filed replies with the Commissioner of Service Tax. The aggregate value of the claims is approximately Rs. 236 million (approximately $3.1 million). We do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Demand cum Show Cause Notice — November 2013 to March 2016

In October 2016, Ibibo India received a notice from the DGCEI for the period from November 2013 to March 2016 demanding payment of service tax in respect of certain matters, which relate to the travel industry in India and involve complex interpretation of Indian law. In February 2017, Ibibo India filed preliminary replies with the DGCEI and final reply in July 2019. The aggregate value of the claims is approximately Rs. 2,444 million (approximately $32.4 million). We do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Demand cum Show Cause Notice — Fiscal Year 2012 to September 2015

In October 2016, MMT India received a notice from the DGCEI for the period from May 2011 to September 2015 demanding payment of service tax in respect of certain matters, which relates to the travel industry in India and involve complex interpretation of Indian law. In February 2017, MMT India filed preliminary replies with the DGCEI and expects to file final replies upon completion of cross statements. The aggregate value of the claims is approximately Rs. 2,286 million (approximately $30.3 million). We do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

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

Show Cause and Demand Notice — October 2015 to June 2017

In September 2018, MMT India received a notice from the service tax authorities for the period from October 2015 to June 2017 demanding payment of service tax in respect of certain matters, which relate to the travel industry in India and involve complex interpretation of Indian law. In November 2018, MMT India filed replies with the Commissioner of Service Tax. The aggregate value of the claims is approximately Rs. 296 million (approximately $3.9 million). We do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Demand cum Show Cause Notice — October 2015 to March 2016

In October 2018, MMT India received a notice from the DGCEI for the period from October 2015 to March 2016 demanding payment of service tax in respect of certain matters, which relates to the travel industry in India and involve complex interpretation of Indian law. The aggregate value of the claims is approximately Rs. 1,480 million (approximately $19.6 million). We do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Demand Order — Fiscal Year 2013 to December 2014

In December 2018, Ibibo India received a notice from the Assistant Commissioner of Service Tax for the period from April 2013 to December 2014, demanding payment of service tax in respect of certain matters, which relate to the travel industry in India and involve complex interpretation of Indian law. In February 2019, Ibibo India filed objections with the Commissioner Central Tax (Appeals). The Commissioner Central Tax (Appeals) has upheld the entire demand in an order passed in March 2020. The aggregate value of the claims is approximately Rs. 2 million (approximately $0.03 million). We are in process of filing an appeal with Customs, Excise and Service Tax Appellate Tribunal. We do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Demand cum Show Cause Notice — April 2016 to June 2017

In April 2019, MMT India received a notice from the DGCEI for the period from April 2016 to June 2017 demanding payment of service tax in respect of certain matters, which relates to the travel industry in India and involve complex interpretation of Indian law. The aggregate value of the claims is approximately Rs. 6,362 million (approximately $84.4 million). We do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Demand cum Show Cause Notice — April 2016 to June 2017

In June 2019, Ibibio India received a notice from the DGCEI for the period from April 2016 to June 2017 demanding payment of service tax in respect of certain matters, which relates to the travel industry in India and involve complex interpretation of Indian law. The aggregate value of the claims is approximately Rs.7,157 million (approximately $94.9 million). We do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Demand cum Show Cause Notice — FY 2014-15 to FY2017-18 (up to June, 2017)

In June 2020, Ibibo India received a notice from the Commissioner Audit for the period of April 2014 to June 2017 demanding payment of service tax in respect of certain matters which relates to the travel industry in India and involve complex interpretation of Indian law. The aggregate value of the claims is approximately Rs. 238.02 million (approximately $3.2 million). We are in process of filling response to the notice and we believe that we have a strong case in our favor.

Investigations by DGCEI

DGCEI has initiated an investigation into MMT India for the period from October 2010 to September 2015 in relation to service tax on certain matters. In addition, the DGCEI has initiated an investigation into Ibibo India for the period from November 2013 to September 2015 in relation to service tax on certain matters. The matters are industry-wide issues and involve a complex interpretation of Indian law. MMT India and Ibibo India have made pre-deposits of Rs.674 million (approximately $8.9 million) and Rs.65 million (approximately $0.9 million), respectively, under protest. The investigation is ongoing and subsequent periods up to June, 2017 has also been included in the scope of investigation. We believe that we have a strong case in our favor and are taking all possible legal measures to secure appropriate orders of relief from the courts.

We had sought relief against the coercive actions taken by the DGCEI and received orders in our favor from the Delhi High Court in relation to both the MMT India and Ibibo India matters. The DGCEI filed an appeal to the Supreme Court of India against the orders of the Delhi High Court. The Supreme Court issued an interim order on September 27, 2016 staying the order of the High Court. The Supreme Court has upheld the Order passed by Delhi High Court in month of February 2019 and consequently the DGCEI has processed a full refund of the tax amounts deposited under protest. The department filed a review petition in the Supreme Court which has been rejected by the order passed on August 21, 2019.

Other Proceedings

Dispute with Ezeego1

In August 2010, we were informed that one of our competitors, Ezeego1, has filed a criminal complaint in India against us likely alleging the misuse of domain names similar to the name of such competitor’s website.

In December 2014, MMT India and its officers received summons from the Court of Additional Chief Metropolitan Magistrate in Mumbai to answer to the above complaint. The revision petition filed against the summoning order was dismissed against us. We then filed appeals before the Bombay High Court. The appeals were dismissed on August 16, 2019. The last hearing in this case was scheduled for April 8, 2020. However, the court did not convene because of a lockdown imposed due to the COVID-19 pandemic. The hearing is yet to be rescheduled.

Dispute with Hotel Pine Spring

We filed criminal complaints under the provisions of the Negotiable Instruments Act, 1881, as amended, during fiscal year 2013 to recover monies related to the dishonoring of checks in the amount of Rs.40.0 million (approximately $0.5 million) provided to us by Hotel Pine Spring, one of our hotels and packages suppliers in Srinagar, India and breach of contract. These checks were provided as security for deposits made by us under our agreements signed with the hotel in fiscal years 2011 and 2012 in order to assure available room inventory at pre-agreed rates. Subsequently, Mr. Sheikh Mohammed Iqbal, the owner of Hotel Pine Spring entered into a settlement agreement with us, whereby he has committed to pay Rs.45 Million (approximately $0.6 million) of which Rs.25 million only (approximately $0.3 million) has been paid and the remaining amount still remains unpaid. The next date of hearing in respect of our complaint is scheduled for September 22, 2020.

Dispute on use of GoCash

ibibo Group Private Limited received an ex parte injunction order from passed by the Vacation Bench of the District Court at Ernakulum in favor of UAE Exchange Centre LLC & Anr. or the Petitioner restraining Ibibo India from using the term “GoCash” on the basis that the term was infringing and/or passing off the trademark “gocash” of the Petitioner. Subsequently, Ibibo India filed its counter affidavit before the District Court at Ernakulum along with an application to vacate such ex-parte injunction. During the hearing on May 24, 2017, the Petitioner gave an undertaking to the court, not to file contempt proceedings for non-compliance of the injunction order till the final determination of the suit by the courts. The matter was referred to mediation for settlement between the parties. The next date of listing is still awaited. Meanwhile, ibibo has moved an application to amend the suit in light of the fact ibibo’s ‘GoCash’ trademark application has been registered.

Dispute with former shareholders of Hotel Travel Group

MakeMyTrip Limited has an ongoing dispute with Blair James Speers and Graham Paul Johnson from whom MakeMyTrip acquired the Hotel Travel Group in 2012. The dispute has arisen in connection with certain earn out provisions in a share purchase agreement entered into between the Hotel Travel Group, its former shareholders mentioned above, and MakeMyTrip Limited, under which these former shareholders agreed to sell and transfer to MakeMyTrip Limited the share capital of the Hotel Travel Group. The share purchase agreement is governed by Mauritius law. The sum in dispute is approximately $35 million. The Singapore International Arbitration Centre tribunal presiding over the matter has upheld the claims brought by the former shareholders. The Company has challenged the tribunal’s decision in proceedings that are pending before the Singapore courts. Our other operating expenses of $185.4 million for the year ended March 31, 2020 include a provision for litigations of $30.8 million primarily related to this dispute.

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

In response to the writ petition, the High Court of Delhi has issued an interim order that no adverse action against redBus shall be taken by the Delhi government. Final arguments in the matter were scheduled for March 20, 2020. However, the court did not convene because of a lockdown imposed due to the COVID-19 pandemic. The hearing is yet to be scheduled.

Investigation under the Competition Act, 2002 against MMT India and Ibibo India

In April 2019, the FHRAI filed information against MMT India, Ibibo India and a third party, namely Oravel Stays Private Limited, or OYO, under Sections 3 and 4 read with Sections 19 and 33 of the Competition Act before the Competition Commission.  FHRAI alleged that MMT India, Ibibo India and OYO abused dominant positions, including by charging exorbitant commissions to hoteliers, and cartelization. In October 2019, following a preliminary hearing, the Competition Commission passed a prima facie order directing an investigation against MMT India, Ibibo India and OYO in relation to the matter.

In February 2020, pursuant to separate information filed by Rubtub Solutions Private Limited, the operator of Treebo Hotels, alleging abuse of dominant position by MMT India and an anti-competitive agreement between MMT India and OYO, the Competition Commission passed a prima facie order directing an investigation into the matter, together with the FHRAI matter.

The Competition Commission’s orders state that they are not “tantamount to an expression of final opinion on the merits of the case.” MMT India and Ibibo India are cooperating with the investigation, and the matters are ongoing.

B. Significant Changes

Except as disclosed in “Risk Factors – Risks Relating to Us and Our Industry – The COVID-19 pandemic has had, and is expected to have, a material adverse effect on the travel industry and our business, financial condition, results of operations and cash flows” with regard to the impact of the COVID-19 pandemic on our business and the travel industry, no significant change has occurred since the date of the annual financial statements included in this Annual Report.

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

We currently have two classes of shares outstanding, being ordinary shares and Class B Shares. Generally, Class B Shares have the same rights and preferences as the ordinary shares except as specifically set forth in the Terms of Issue. As of March 31, 2020, our stated capital was $ 2,025,672,728.27 comprising 63,586,903 ordinary shares and 39,667,911 Class B Shares with a par value of $0.0005 each.

The following are summaries of certain provisions of our Constitution, the Terms of Issue, the Naspers Transaction Agreement and the Mauritius Companies Act insofar as they relate to the material terms of our ordinary shares and Class B Shares. The term “shareholders” as used in these summaries in relation to our company refers to persons whose names are entered into the share register of our company as the current holder of one or more shares of our company. These summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of our Constitution, the Terms of Issue, the Naspers Transaction Agreement and the Mauritius Companies Act.

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

Meetings of Shareholders

An annual shareholders’ meeting shall be convened by our board of directors not more than once in each year and not later than six months after our balance sheet date. Special meetings of shareholders may be convened by our board of directors or on the written request of shareholders holding shares carrying together not less than 5.0% of the voting rights entitled to be exercised on the issue. Pursuant to the Mauritius Companies Act, advance notice of at least 21 days is required for the convening of our annual shareholders’ meeting and any special meeting of our shareholders. A quorum for a shareholders meeting shall be present where the shareholders or their proxies are present or have cast postal votes, who are between them able to exercise not less than 33.3% of the votes to be cast on the business to be transacted by the meeting.

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

At any time, the Permitted Holders beneficially own 10% or more of our issued and outstanding voting securities:

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

“Permitted Holders” refer to (i) Naspers or any of its affiliates, (ii) any person that directly or indirectly acquires all or a substantial portion of Naspers’ e-commerce business or any affiliate of such person, (iii) any person that directly or indirectly acquires all or a substantial portion of Naspers’ business-to-consumer business or any affiliate of such person or (iv) the transferee or its affiliates following a Forty Percent Transfer. A “Forty Percent Transfer” refers to a transfer or series of transfers of Class B Shares to a person other than a Permitted Holder by one or more Class B Members (or the transferee in a Forty Percent Transfer) involving (i) Class B Shares equal to or more than 40% of the total voting power of all our voting securities or (ii) all of the Class B Shares held by such transferring Class B Members or transferee, so long as such Class B Shares represent at least 30% of the total voting power of all our voting securities. On April 26, 2019, MIH Internet and MIH B2C Holdings B.V. entered into the Naspers-Trip.com Agreement in connection with the Naspers-Trip.com Transaction. On August 30, 2019, Trip.com completed the share exchange transaction with MIH Internet and increased its shareholding in our Company to 49.0% of our total voting power based on our then-outstanding ordinary shares and Class B Shares voting as a single class. Trip.com’s acquisition of the Class B Shares held by MIH Internet and MIH B2C Holdings B.V. was a Forty Percent Transfer.

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

Reserved Matters

At any time that the Permitted Holders beneficially own 15% or more of our issued and outstanding voting securities, the following matters, or the Reserved Matters, shall require the approval of both a majority of our board of directors (including Class B directors) and a majority of the Class B directors:

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
•

incurring, assuming, issuing, guaranteeing or otherwise becoming liable for indebtedness which, when aggregated with the principal amount of all other indebtedness then- outstanding, would require approval of our shareholders under applicable law, or which would exceed 20% of our consolidated total assets as of the end of the preceding fiscal year;

•

terminating the employment of our group executive chairman and group chief executive officer, or appointing any new or additional executive chairman and group chief executive officer, co-founder and chief executive officer – India; and

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

A merger between a Mauritius parent company and its Mauritius subsidiary or subsidiaries does not require approval by a resolution of shareholders. For this purpose, a “subsidiary” has the meaning assigned to it by the Mauritius Companies Act.

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

Amended and Restated Trip.com Investor Rights Agreement

On January 7, 2016, we entered into a purchase agreement pursuant to which we issued and sold $180.0 million of 4.25% convertible notes due 2021, redeemable at par value, in two tranches to Trip.com (then Ctrip.com). On October 28, 2016, we issued an aggregate of 9,857,028 ordinary shares (comprising 659,939 ordinary shares issued from treasury shares held by us and 9,197,089 new ordinary shares) to Trip.com upon conversion of all its convertible notes.

In connection with the issuance of convertible notes to Trip.com, we entered into an investor rights agreement, or the Original Trip.com Investor Rights Agreement, pursuant to which Trip.com was entitled to designate one director to our board of directors, which director was also entitled to be nominated or appointed to the compensation committee of our board of directors, subject to the approval of our board of directors (which approval shall not to be unreasonably withheld). Trip.com was entitled to this director nomination right so long as (i) the sum of the number of ordinary shares and the number of ordinary shares into which the then-outstanding convertible notes may be converted, in each case, beneficially owned by Trip.com (together with its subsidiaries) was at least 5,057,952 ordinary shares (subject to adjustment for any share split, share dividend, recapitalization, reclassification or similar transaction in respect of any such ordinary shares); and (ii) the director nomination right had not terminated as a result of any material breach by Trip.com of any provision of the Original Trip.com Investor Rights Agreement in accordance the terms thereof. On January 27, 2016, James Jianzhang Liang was appointed as a director of our company as a nominee of Trip.com.

On October 18, 2016, we entered into an amendment to the Original Trip.com Investor Rights Agreement pursuant to which the number of ordinary shares to be beneficially owned by Trip.com in order for it to exercise such board-nomination rights was increased to 9,857,028 ordinary shares (subject to any adjustments described in this section), effective from January 31, 2017. On October 28, 2016, we issued an aggregate of 9,857,028 ordinary shares (comprising 659,939 ordinary shares issued from treasury shares held by us and 9,197,089 new ordinary shares) to Trip.com upon conversion of all its convertible notes. On May 5, 2017, we completed a private placement of 5,500,000 of our ordinary shares to various investors (including 916,666 of our ordinary shares to Trip.com) at a price of $36.00 per ordinary share and 3,666,667 of our Class B Shares to MIH Internet at a price of $36.00 per Class B Share, which generated total gross proceeds of $330 million.

On April 26, 2019, pursuant to the Naspers-Trip.com Agreement, Trip.com agreed to acquire all of our ordinary shares and Class B Shares held by MIH Internet. On August 30, 2019, Trip.com completed the share exchange transaction with MIH Internet and increased its shareholding in our Company to 49.0% of our total voting power based on our then-outstanding ordinary shares and Class B Shares voting as a single class. In connection with the Naspers-Trip.com Transaction, we entered into an amended and restated investor rights agreement with Trip.com, or the Amended and Restated Trip.com Investor Rights Agreement, which became effective upon closing of the Naspers-Trip.com Transaction. The Amended and Restated Trip.com Investor Rights Agreement provides for the following:

•

the standstill provisions in the Original Trip.com Investor Rights Agreement were modified, to increase the percentage of our outstanding voting securities that Trip.com is restricted from beneficially owning from 26.6% to 74.9% (determined on an actual basis and not a fully diluted basis);

•

from the closing of the Naspers-Trip.com Transaction, Trip.com is entitled to nominate five directors (one of whom shall be a resident of Mauritius, one of whom shall have a casting vote to our board of directors, subject to applicable law and the Nasdaq Rules);

•

subject to applicable law and the Nasdaq Rules, one Independent Director must be appointed from a pool of candidates recommended by Trip.com and approved by Mr. Deep Kalra, Mr. Rajesh Magow, a majority of Independent Directors must be appointed from a pool of candidates approved by Mr. Deep Kalra, Mr. Rajesh Magow and a majority of the Trip.com directors and one of the investor directors designated by Trip.com shall be entitled to exercise the casting vote to which the chairman of the board of directors would otherwise have been entitled pursuant to Article 114 of our Constitution;

•

Trip.com will not take any action to delist our ordinary shares from Nasdaq (except in connection with an acquisition of all our outstanding securities by any person) without prior approval of both of a majority of our directors and a majority of our independent directors;

•

Under the Original Investor Rights Agreement, Trip.com and its subsidiaries were prohibited from transferring, directly or indirectly, any ordinary shares to our competitors set out therein. The Amended and Restated Trip.com Investor Rights Agreement updated this list of competitors;

•

so long as Trip.com owns at least 10% of our outstanding voting shares, Trip.com will not invest in any other travel or travel-related business in India without the consent of our board of directors (including Deep Kalra and Rajesh Magow); and

•

in the event that we proposed to issue any voting securities within 12 months after the closing of the Naspers-Trip.com Transaction, Trip.com will use commercially reasonable efforts to engage in good-faith discussion with us with a view to subscribing for its pro rata share of such voting securities.

Registration Rights

2016 Registration Rights Agreement

Pursuant to a registration rights agreement dated October 18, 2016 that we entered into with MIH Internet, Travogue, Mr. Deep Kalra, Mr. Keyur Joshi, Trip.com (then Ctrip.com International Ltd.) and SAIF, effective as of January 31, 2017, or the 2016 Registration Rights Agreement, we granted certain registration rights to such shareholders and their permitted transferees. Registration rights granted pursuant to a shareholders agreement dated as of July 16, 2010, by and among our company, Mr. Deep Kalra, Mr. Keyur Joshi and Mr. Sachin Bhatia, SAIF, Travogue, Helion Venture Partners, LLC, Sierra Ventures VIII-A, L.P., Sierra Ventures VIII-B, L.P., Sierra Ventures Associates VIII, LLC, Tiger Global Private Investment Partners IV, L.P., Tiger Global Private Investment Partners V, L.P., Mr. Lee Fixel, Mr. Feroz Dewan, and Mr. Scott Shleifer and the Original Trip.com Investor Rights Agreement were superseded by and replaced with the registration rights provisions in the 2016 Registration Rights Agreement. MIH Internet, Travogue, Mr. Kalra, Mr. Joshi, SAIF and Trip.com and their permitted transferees under the 2016 Registration Rights Agreement are referred to in this section individually as a “2016 Shareholder” and collectively as the “2016 Shareholders.”

Under the 2016 Registration Rights Agreement, at any time after April 16, 2017, one or more 2016 Shareholders are entitled to demand registration of their ordinary shares having a proposed aggregate offering price (net of underwriting commissions) of at least $5 million (unless such 2016 Shareholder is proposing to sell all of its remaining shares), or the Registrable Amount. We will not be required to effect more than two demand registrations per Shareholder Group (as defined in the 2016 Registration Rights Agreement) in any twelve-month period. Furthermore, we will not be obligated to (a) maintain the effectiveness of a registration statement filed pursuant to a demand registration for a period longer than 180 days (or three years in the case of a shelf registration statement) or (b) effect any demand registration (i) within 90 days of a “firm commitment” underwritten registration in which all 2016 Shareholders holding a Registrable Amount are given “piggyback” rights pursuant to the 2016 Registration Rights Agreement and at least 85% of the number of shares requested by each of the 2016 Shareholders to be included in such registration statement are included or (ii) within 90 days of any other demand registration.

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

C. Material Contracts

Described herein.

D. Exchange Controls

India

India regulates ownership of Indian companies by foreigners. Foreign investment in securities issued by Indian companies and exchange controls are generally regulated by the Foreign Exchange Management Act, 1999, as amended, and the rules and regulations thereunder, or the FEMA. These regulations and restrictions may apply to acquisitions by us or our affiliates, including MMT India, Ibibo India and affiliates which are not resident in India, of shares in Indian companies or the provision of funding by us or any other entity to Indian companies within our group. For example, under the Government of India’s consolidated foreign direct investment policy, or the FDI policy, and the FEMA, additional requirements are applicable to foreign investments in India, including requirements with respect to downstream investments by Indian companies owned or controlled by foreign entities, and the transfer of ownership or control of Indian companies in sectors with caps on foreign investment from resident Indian persons or entities to foreigners, as well as such transactions between foreigners. These requirements include restrictions on pricing, valuation of shares and sources of funding for such investments and may in certain cases require prior notice to or approval from the Government of India. In addition, pursuant to amendments in April 2020 to the FDI policy and FEMA rules, prior government approval will be required for any non-debt investment into India by non-resident entities from countries that share a land border with India or where the beneficial owner of such an investment is situated in or is a citizen of any such country, as well as for any transfer of any such proposed or past non-debt investment, directly or indirectly, that would result in ownership by any such non-resident entity or beneficial owner. The list of border countries includes the People’s Republic of China. This approval requirement applies to investments in all sectors, including those that previously did not require such approval, such as travel and tourism.  The term “beneficial owner” has not yet been defined under the amended rules.  If we are deemed to be a non-resident entity or an entity with a beneficial owner restricted by these amendments, we will require prior government approval for investments in non-debt instruments in our direct and indirect Indian subsidiaries and group entities, including MMT India and Ibibo India, as well as for any such proposed investments or acquisitions by us or our affiliates, including MMT India, Ibibo India and affiliates which are not resident in India. Further, under the FEMA, we are restricted from lending to or borrowing from our Indian subsidiaries and our Indian subsidiaries are restricted from lending or borrowing in foreign currencies. We are also required to complete FEMA filings with respect to past investments in order to make further investments in India. Under the FEMA, the Reserve Bank of India has the power to impose monetary penalties, including of up to three times the value of a FEMA contravention where quantifiable, and confiscate the shares at issue. In addition, the Government of India has made and may continue to make revisions to the FDI policy on e-commerce in India, including in relation to business model, inventory, pricing and permitted services. India’s Department of Promotion of Industry and Internal Trade, Ministry of Commerce and Industry invited comments on a draft National e-Commerce Policy in 2019, which addresses topics such as data and e-commerce regulation. The timing or impact of this policy, which remains in draft form, is not yet certain. Such changes may require us to make changes to our business in order to comply with Indian law.

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

Exchange Rates

Our consolidated financial statements and other financial data included in this Annual Report are presented in US dollars. Our business and operations are primarily conducted in India through our Indian subsidiaries, MMT India and Ibibo India. The functional currency of MMT India and Ibibo India is Indian Rupees and its revenues and expenses are denominated in that currency. We report our consolidated financial results in US dollars. The conversion of Indian Rupees into US dollars in this Annual Report is based on the noon buying rate in The City of New York for cable transfers of Indian Rupees as certified for customs purposes by the Federal Reserve Bank of New York. For your convenience, unless otherwise noted, all translations from Indian Rupees to US dollars and from US dollars to Indian Rupees in this Annual Report were made at a rate of Rs. 75.39 per $1.00, the noon buying rate in effect as of March 31, 2020. We make no representation that any Indian Rupee or US dollar amounts referred to in this Annual Report could have been or could be converted into US dollars or Indian Rupees, as the case may be, at any particular rate or at all. The effects of foreign currency translation adjustments are included as a component of other comprehensive income in our shareholders’ equity.

E. Taxation

Mauritius Tax Consequences

Our company holds a valid Category 1 Global Business License issued by the Financial Services Commission in Mauritius. Our company holds a specific Tax Residence Certificate for India, valid until May 4, 2021, and a general Tax Residence Certificate for all jurisdictions, valid until May 8, 2021, from the Mauritius Revenue Authority, as per the guidelines prescribed by the Mauritius Revenue Authority. These certificates are required for the avoidance of double taxation under the Agreements for the Avoidance of Double Taxation signed between Mauritius and other jurisdictions, including India. These tax residence certificates are renewed annually.

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

The discussion also does not deal with the consequences of the alternative minimum tax or the Medicare tax on “net investment income.”

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
•

a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more United States persons for all substantial decisions or (2) has a valid election in effect under applicable US Treasury regulations to be treated as a United States person, or a US Holder.

The tax treatment of an entity or other arrangement treated as a partnership for US federal income tax purposes that holds our ordinary shares and of a partner in such a partnership will depend on the status of such partner and the activities of such partnership. If you are a partner in such partnership, you should consult your tax advisors regarding the U.S. federal income tax consequences of acquiring, owning, and disposing of our ordinary shares.

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

For foreign tax credit purposes, the limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividends we pay with respect to our ordinary shares will generally be treated as foreign source income and will generally constitute “passive category income.” Foreign withholding tax (if any) paid on dividends on our ordinary shares at the rate applicable to a U.S. Holder (taking into account any applicable income tax treaty) will, subject to limitations and conditions, be treated as foreign income tax eligible for credit against such holder’s U.S. federal income tax liability or, at such holder’s election, eligible for deduction in computing such holder’s U.S. federal taxable income. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividends taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividends, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

Dispositions

Subject to the PFIC rules discussed below, you will recognize capital gain or loss on any sale, exchange or other taxable disposition of an ordinary share equal to the difference between the amount realized (in US dollars) for the ordinary share and your adjusted tax basis (in US dollars) in the ordinary share. If you are a non-corporate US Holder, including an individual US Holder, that has held the ordinary share for more than one year, such capital gain may be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any gain or loss that you recognize on a disposition of our ordinary shares will generally be treated as US source income or loss for foreign tax credit limitation purposes. US Holders are urged to consult their tax advisors regarding the tax consequences if a non-US tax is imposed on a disposition of our ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company

Based on, among other things, the current and anticipated valuation of our assets and composition of our income and assets and market capitalization, we do not believe we will be a PFIC for US federal income tax purposes for our current taxable year or will become a PFIC in the foreseeable future. However, the application of the PFIC rules is subject to uncertainty in several respects. In addition, a separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year.

A non-US corporation will be a PFIC for any taxable year if either:

•	at least 75.0% of its gross income for such year is passive income; or
•

at least 50.0% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test.

For this purpose, we will be treated as owning our proportionate share of the assets and earning and our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25.0% (by value) of the stock.

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

Credit Risk. Financial instruments that potentially subject us to concentrations of credit risk consist principally of term deposits, cash equivalents, trade and other receivables and receivable from related party. By their nature, all such financial instruments involve risks, including the credit risk of non-performance by counterparties. Our cash equivalents, bank balances and term deposits are placed with banks with high investment grade credit ratings, and our term deposits may be withdrawn at any time prior to maturity except that this would result in a lower interest rate. Trade and other receivables are typically unsecured and arise mainly from commissions and incentive payments owing to us from our airline suppliers, receivables from our hotel suppliers which represent amounts owing to us from deposits we place with such hotels, and receivables from our corporate and retail customers to whom we typically extend credit periods. We review the credit worthiness of our clients to whom we have granted credit terms in the normal course of the business. We believe there is no significant risk of loss in the event of non-performance of the counterparties to these financial instruments, other than the amounts already provided for in our financial statements. See note 36 to our audited consolidated financial statements included elsewhere in this Annual Report for additional information relating to our exposure to credit risk.

Impact of COVID-19 pandemic on financial assets and liabilities

As of March 31, 2020, we had financial assets of $3.6 million representing an investment made in equity shares of a company engaged in the travel business, which had been measured at fair value using the discounted cash flow method after considering the uncertainties arising out of the COVID-19 pandemic.

As of March 31, 2020, we had trade receivables of $56.1 million. Trade receivables are evaluated for provisions for allowance using the expected credit loss method. In addition to the historical patterns of credit loss, management has considered the likelihood of increased credit risk and consequential defaults due to the impact of the COVID-19 pandemic. This assessment is not based on any mathematical model but an assessment considering the nature of each counterparty, the impact of the COVID- 19 pandemic seen in the demand outlook of these counterparties and the financial strength of these counterparties.

Foreign Exchange Risk. We are exposed to movements in currency exchange rates, primarily those related to the US dollar and the Indian Rupee. As the functional currency of MMT India and Ibibo India, our key operating subsidiaries, is the Indian Rupee, our exposure to foreign exchange risk primarily arises in respect of our non-Indian Rupee-denominated trade and other receivables, trade and other payables and cash and cash equivalents, which were $1.4 million, $168.7 million and $0.6 million, respectively, as of March 31, 2020. Based on our operations in fiscal year 2020, a 10.0% appreciation of the US dollar against the Indian Rupee as of March 31, 2020, assuming all other variables remained constant, would have increased our loss for fiscal year 2020 by $15.2 million. Similarly, a 10.0% depreciation of the US dollar against the Indian Rupee as of March 31, 2020, assuming all other variables remained constant, would have decreased our loss for fiscal year 2020 by $15.2 million.

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

Interest Rate Risk. Our exposure to interest rate risk for changes in interest rates relates primarily to our term deposits and bank overdrafts. As of March 31, 2020, we had fixed rate financial instruments consisting of $38.1 million of term deposits and no amounts outstanding on variable rate financial instruments. As of March 31, 2019, we had fixed rate financial instruments consisting of $134.1 million of term deposits and no amounts outstanding on variable rate financial instruments. We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. Our future interest income and financing cost may fluctuate in line with changes in interest rates. An increase or decrease in interest rates as of March 31, 2019 and 2020 would not have affected our profit or loss and would not have had any impact on our equity as we had no amounts outstanding on variable rate financial instruments.

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

As required by SEC Rule 13a-15(b), we have carried out an evaluation, under the supervision and with the participation of our management, including our group chief executive officer and our group chief financial officer, of the effectiveness of the design and operation of disclosure controls and procedures as of the end of the period covered by this Annual Report. As described below, a material weakness was identified in our internal control over financial reporting. Based on this evaluation, management concluded that disclosure controls and procedures, as defined in Rules 13a-15 (e) and 15d-15(e) under the Exchange Act, were not effective as at March 31, 2020 as a result of a material weakness in our internal control over financial reporting described below.

B. Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with IFRS, as issued by IASB. Our internal control over financial reporting includes policies and procedures that:

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

Our management, including our group chief executive officer and our group chief financial officer, conducted an assessment of the effectiveness of internal control over financial reporting as of March 31, 2020, based on the framework established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management has concluded that a material weakness in our internal control over financial reporting existed as of March 31, 2020 and hence, our internal control over financial reporting was not effective as of March 31, 2020. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Details of the material weakness are set out below.

In the fourth quarter of fiscal year 2020, as a result of the significant negative impact related to COVID-19 pandemic on the travel industry and our stock price and market capitalization, we performed a quantitative assessment of goodwill and, following that assessment, we recorded an impairment charge of our goodwill amounting to $272.2 million, primarily related to our Goibibo business, which we had acquired in fiscal year 2017.

Forecast financial information produced to support Goibibo’s annual business planning process is a key data input into the impairment assessment. While the COVID-19 pandemic has made it challenging to forecast financial information in the travel industry, the controls associated with the business planning process were not effective to mitigate the risk of material misstatement. Specifically, controls over development and review of forecast financial information including related assumptions used in goodwill impairment testing did not operate as designed to address the related risks of material misstatement. Our management has determined that this deficiency constitutes a material weakness in internal control over financial reporting as of March 31, 2020, based on our evaluation under the criteria in Internal Control — Integrated Framework (May 2013) issued by the COSO. Accordingly, management concludes that we did not maintain effective internal control over financial reporting as of March 31, 2020.

The material weakness did not result in material misstatements to annual consolidated financial statements.

We completed our acquisition of Q2T on April 30, 2019. As permitted by the guidelines established by the staff of the SEC, companies are allowed to exclude certain acquisitions from their assessment of internal control over financial reporting during the first year of an acquisition while integrating the acquired company. Accordingly, our management’s assessment of the effectiveness of our internal control over financial reporting as of March 31, 2020 excluded Q2T. Our consolidated financial statements as of March 31, 2020 reflect total assets of $21.3 million, of which $15.3 million represent intangible assets and goodwill that were included in the scope of our management’s assessment of the effectiveness of our internal control over financial reporting and total revenues of $3.7 million associated with the acquired business included in the consolidated financial statements of the Company as of and for the year ended March 31, 2020. Our management will include Q2T in its evaluation of internal control over financial reporting at the conclusion of fiscal year 2021 (i.e. the year ending March 31, 2021). See “Item 4. Information on the Company — A. History and Development of our Company — Investments and Acquisitions — Other Acquisitions” and Note 8 (b) to the Consolidated Financial Statements for a discussion of the acquisition.

Our independent registered public accounting firm, KPMG Assurance and Consulting Services LLP, has audited the consolidated financial statements included in this Annual Report on Form 20-F, and as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of March 31, 2020.

C. Attestation Report of the Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

MakeMyTrip Limited:

Opinion on Internal Control Over Financial Reporting

We have audited MakeMyTrip Limited and subsidiaries (the Company) internal control over financial reporting as of March 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weakness, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of March 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of March 31, 2019 and 2020, the related consolidated statements of profit or loss and other comprehensive income (loss), changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2020, and the related notes (collectively, the consolidated financial statements), and our report dated August 17, 2020 expressed an unqualified opinion on those consolidated financial statements.

* KPMG (Registered) (a partnership firm with Registration No. BA-62445) converted into KPMG Assurance and Consulting Services LLP (a Limited Liability Partnership with LLP Registration No. AAT-0367), with effect from July 23, 2020

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness related to controls over development and review of forecast financial information including related assumptions used in goodwill impairment testing that did not operate as designed to address the related risks of material misstatement has been identified and included in management’s assessment. The material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2020 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

The Company acquired Quest2Travel.com India Private Limited during the year ended March 31, 2020, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of March 31, 2020, Quest2Travel.com India Private Limited’s internal control over financial reporting associated with total assets of $21,312 thousands (of which $15,344 thousands represent intangible assets and goodwill included within the scope of the assessment) and total revenues of $3,715 thousands included in the consolidated financial statements of the Company as of and for the year ended March 31, 2020. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Quest2Travel.com India Private Limited.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ KPMG Assurance and Consulting Services LLP

Gurugram, Haryana, India

August 17, 2020

* KPMG (Registered) (a partnership firm with Registration No. BA-62445) converted into KPMG Assurance and Consulting Services LLP (a Limited Liability Partnership with LLP Registration No. AAT-0367), with effect from July 23, 2020

D. Changes in Internal Control over Financial Reporting

During the period covered by this Annual Report on Form 20-F, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Changes in Internal Control over Financial Reporting Subsequent to year-end

In order to remediate the material weakness described above, our management plans to put in place procedures subsequent to year-end to update the annual goodwill impairment test control to ensure that the controls over development and review of forecast financial information including related assumptions used in goodwill impairment testing are designed appropriately to include sufficient and appropriate detailed procedures to be performed. Specifically, if the discounted cash flow method is required for performing the goodwill impairment test, detailed procedures over the cash flow projections and valuation model assumptions are detailed in the control wording, including procedures to be followed during conditions caused by similar events.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Messrs. Xiangrong Li and Aditya Tim Guleri and is chaired by Ms. Li. Each of our audit committee members satisfies the independence requirements of Rule 5605(a)(2) of the Nasdaq Rules, and the independence requirements of Rule 10A-3(b)(1) under the Exchange Act. Ms. Cindy Xiaofan Wang has been appointed as a non-voting observer of the Audit Committee with effect from August 30, 2019. See “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management” for the experience and qualifications of the members of the audit committee. Our board of directors has also determined that Ms. Li qualifies as an audit committee financial expert within the meaning of the SEC rules.

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

Our financial statements prepared in accordance with IFRS as issued by IASB are audited by KPMG Assurance and Consulting Services LLP, a firm registered with the Public Company Accounting Oversight Board in the United States.

KPMG Assurance and Consulting Services LLP has served as our independent registered public accountant for each of the years ended March 31, 2018, March 31, 2019 and March 31, 2020 for which audited statements appear in this Annual Report.

The following table shows the aggregate fees for services rendered by KPMG Assurance and Consulting Services LLP to us, including our subsidiaries, in fiscal years 2019 and 2020.

	Fiscal Year
	2019	2020
Audit fees (audit and review of financial statements and registration statements)	$492,035	$538,878
Audit-related fees (due diligence services)	14,817	—
Tax fees (other certifications and tax advisory services)	189,118	96,586
All other fees (advisory services)	—	—
Total	$695,970	$635,464

Audit Committee Pre-approval Process

Our audit committee reviews and pre-approves the scope and the cost of audit services related to us and permissible non-audit services performed by the independent auditors, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit. All of the services related to our company provided by KPMG Assurance and Consulting Services LLP during the last two fiscal years have been approved by the audit committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table provides information about purchases by us during fiscal year 2020 and April, May and June 2020 of our outstanding ordinary shares, par value $0.0005 per share:

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share(1)		(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(2)
Up to 03/31/20	972,730		$14.48	972,730	$135,959,658
04/01/20 – 04/30/20	Nil	$	Nil	Nil	$135,959,658
05/01/20 – 05/31/20	Nil	$	Nil	Nil	$135,959,658
06/01/20 – 06/30/20	Nil	$	Nil	Nil	$135,959,658
07/01/20 – 07/31/20	Nil	$	Nil	Nil	$135,959,658
Total	972,730		14.48	972,730	$135,959,658

Notes:

(1)	The average price paid per share excludes broker and transaction fees.
(2)

On November 6, 2012, our Board of Directors authorized us to purchase our outstanding ordinary shares, par value $0.0005 per share. The authorization permits us to purchase our ordinary shares in the open market, in privately negotiated transactions or otherwise in an aggregate amount of up to $25 million. Further, on January 22, 2016, our Board of Directors authorized us to increase the share repurchase plan to an amount aggregating up to $150 million at a price per ordinary share not to exceed $21.50 until November 30, 2021. We repurchased 768,357 and 144,131 ordinary shares at an average price of approximately $14.41 per share and $14.21 per share (excluding broker and transaction fees) in fiscal year 2016 and 2017, respectively, and we did not repurchase any ordinary shares in fiscal year 2018, 2019 and 2020. As of March 31, 2020 and June 30, 2020, we had remaining authority to repurchase up to approximately $136.0 million of our outstanding ordinary shares.

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

The following financial statements are filed as part of this Annual Report, together with the report of the independent registered public accounting firm:

•	Report of Independent Registered Public Accounting Firm.
•	Consolidated Statement of Financial Position as of March 31, 2019 and 2020.
•	Consolidated Statement of Profit or Loss and Other Comprehensive Income (Loss) for the years ended March 31, 2018, 2019 and 2020.
•	Consolidated Statement of Changes in Equity for the years ended March 31, 2018, 2019 and 2020.
•	Consolidated Statement of Cash Flows for the years ended March 31, 2018, 2019 and 2020.
•	Notes to the Consolidated Financial Statements.

ITEM 19.	EXHIBITS

The list of exhibits in the Exhibit Index to this report is incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: August 17, 2020

MAKEMYTRIP LIMITED

By:	/s/ Deep Kalra
Name:	Deep Kalra
Title:	Group Executive Chairman

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

MakeMyTrip Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of MakeMyTrip Limited and subsidiaries (the Company) as of March 31, 2019 and 2020, the related consolidated statements of profit or loss and other comprehensive income (loss), changes in equity, and cash flows for each of the years in the three‑year period ended March 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2019 and 2020, and the results of its operations and its cash flows for each of the years in the three‑year period ended March 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated August 17, 2020 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Evaluation of goodwill impairment

As discussed in Note 20 to the Company's consolidated financial statements, the goodwill balance as of March 31, 2020 was USD 607,248 thousands, of which USD 589,449 thousands related to the acquisition of ibibo Group. During the year ended March 31, 2020, the Company recognized an impairment of USD 270,855 thousands related to goodwill of the ibibo Group - Go ibibo cash-generating unit (CGU). The Company performs an impairment test of goodwill on an annual basis at the level of CGU or more frequently if the Company becomes aware of events or  changes in circumstances that would indicate the carrying value may not be recoverable. The recoverable amount is determined as value in use using a discounted cash flow method, based on the expected cash flows of the CGU.

* KPMG (Registered) (a partnership firm with Registration No. BA-62445) converted into KPMG Assurance and Consulting Services LLP (a Limited Liability Partnership with LLP Registration No. AAT-0367), with effect from July 23, 2020

We identified the evaluation of goodwill impairment related to the acquisition of ibibo Group as a critical audit matter. A high degree of subjective auditor judgment was needed in evaluating the Company's significant assumptions, including the estimated revenue growth, the EBITDA margin, the terminal value growth rate and the discount rate used to calculate the value in use.

The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls relating to the Company's goodwill impairment assessment process, including controls over the determination of the estimated revenue growth, EBITDA margin, terminal value growth rate and discount rate. We compared the Company's historical forecasted revenue growth and the EBITDA margin with the actual results to assess the Company's ability to accurately forecast. We evaluated the Company’s estimated revenue growth and the EBITDA margin by comparing the projections to the underlying business strategies and growth plans. We performed sensitivity analyses over estimated revenue growth, EBITDA margin, terminal value growth rate and discount rate to evaluate the impact of changes on the recoverable amount. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in:

▪

Evaluating the discount rate used in the Company’s discounted cash flow model by comparing it against a discount rate range that was independently developed using publicly available data for comparable entities; and

▪	Evaluating the terminal value growth rate used in the Company’s discounted cash flow model by comparing it against the long term expected growth rate and inflation rate of the economy.

Legal liabilities and proceedings

As discussed in Notes 3(k) and 35 to the consolidated financial statements, the Company records provisions for the anticipated settlement costs of legal disputes against the Company where it is considered to be probable that a liability exists and a reliable estimate can be made of the likely outcome. The Company discloses a contingency where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, unless the probability of outflow of economic benefits is remote.

We identified the assessment of the provision related to a legal dispute against the Company as a critical audit matter. The Company’s evaluation of the potential outcomes of the legal dispute, including potential settlements and appeals, involves significant judgment. This required a high degree of auditor judgment, subjectivity and effort in performing audit procedures and evaluating the Company’s assessments of the likely outcomes associated with the legal dispute.

The primary procedures we performed to address this critical audit matter included the following.  We tested certain internal controls relating to the Company’s evaluation of the legal dispute, including controls over evaluating the potential outcomes of the legal dispute and determining whether the amount of loss can be reliably estimated. We evaluated the Company’s assessment regarding the potential outcomes of the legal dispute and provision by evaluating the letter of audit inquiry obtained from external legal counsel.

/s/ KPMG Assurance and Consulting Services LLP

We have served as the Company’s auditor since 2010.

Gurugram, Haryana, India

August 17, 2020

* KPMG (Registered) (a partnership firm with Registration No. BA-62445) converted into KPMG Assurance and Consulting Services LLP (a Limited Liability Partnership with LLP Registration No. AAT-0367), with effect from July 23, 2020

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Amounts in USD thousands)

		As at March 31
	Note	2019	2020
Assets
Property, plant and equipment	19	13,499	35,997
Intangible assets and goodwill	20	1,068,876	721,990
Trade and other receivables, net	22	2,267	2,658
Investment in equity-accounted investees	9	5,244	5,363
Other investments	10	5,662	3,683
Term deposits	24	139	207
Non-current tax assets		31,681	34,160
Other non-current assets	26	2,273	131
Total non-current assets		1,129,641	804,189
Inventories		606	36
Contract assets	11	313	—
Current tax assets		1,415	4,447
Trade and other receivables, net	22	53,195	53,407
Term deposits	24	133,994	37,823
Other current assets	25	73,132	53,428
Cash and cash equivalents	23	177,990	129,881
Total current assets		440,645	279,022
Total assets		1,570,286	1,083,211
Equity
Share capital	27	52	52
Share premium	27	1,977,318	1,985,555
Reserves	27	634	(1,345)
Accumulated deficit		(682,054)	(1,147,597)
Share based payment reserve	27	102,427	135,738
Foreign currency translation reserve	27	(41,202)	(114,166)
Total equity attributable to equity holders of the Company		1,357,175	858,237
Non-controlling interests		193	4,055
Total equity		1,357,368	862,292
Liabilities
Loans and borrowings	29	474	21,613
Employee benefits	32	4,789	6,335
Contract liabilities	11	84	1,548
Deferred tax liabilities, net	21	601	1,777
Other non-current liabilities	31	2,400	9,775
Total non-current liabilities		8,348	41,048
Loans and borrowings	29	233	3,971
Trade and other payables	34	110,970	70,747
Contract liabilities	11	70,251	33,364
Other current liabilities	30	23,116	40,989
Provisions	35	—	30,800
Total current liabilities		204,570	179,871
Total liabilities		212,918	220,919
Total equity and liabilities		1,570,286	1,083,211

See accompanying notes to consolidated financial statements

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER

COMPREHENSIVE INCOME (LOSS)

(Amounts in USD thousands, except per share data)

		For the year ended March 31
	Note	2018	2019	2020
Revenue
Air ticketing		167,391	166,714	174,361
Hotels and packages		439,963	237,524	235,814
Bus ticketing		50,932	53,745	65,009
Other revenue	12	16,970	28,028	36,345
Total revenue		675,256	486,011	511,529
Other income	13	435	220	1,063
Service cost
Procurement cost of hotel and packages services		169,347	160,824	141,404
Other cost of providing services		6,530	12,588	12,916
Personnel expenses	14	114,157	113,567	129,836
Marketing and sales promotion expenses		451,818	192,080	166,603
Other operating expenses	15	120,566	133,295	185,401
Depreciation, amortization and impairment	16	32,712	26,817	33,682
Impairment of goodwill	20	—	—	272,160
Result from operating activities		(219,439)	(152,940)	(429,410)
Finance income	17	5,189	6,459	3,362
Finance costs	17	3,901	11,329	21,433
Net finance income (costs)		1,288	(4,870)	(18,071)
Impairment in respect of an equity-accounted investee	9	—	(9,926)	—
Share of loss of equity-accounted investees	9	(1,998)	(887)	(65)
Loss before tax		(220,149)	(168,623)	(447,546)
Income tax benefit (expense)	18	(91)	740	29
Loss for the year		(220,240)	(167,883)	(447,517)
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit (asset) liability		(422)	(585)	(346)
Equity instruments at FVOCI - net change in fair value		—	(508)	(1,979)
		(422)	(1,093)	(2,325)
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences on foreign operations		(1,915)	(72,919)	(73,252)
Net change in fair value of available-for-sale financial assets		2,280	—	—
		365	(72,919)	(73,252)
Other comprehensive income (loss) for the year, net of tax		(57)	(74,012)	(75,577)
Total comprehensive loss for the year		(220,297)	(241,895)	(523,094)
Profit (loss) attributable to:
Owners of the Company		(218,412)	(167,759)	(447,781)
Non-controlling interests		(1,828)	(124)	264
Loss for the year		(220,240)	(167,883)	(447,517)
Total comprehensive loss attributable to:
Owners of the Company		(218,450)	(241,759)	(523,048)
Non-controlling interests		(1,847)	(136)	(46)
Total comprehensive loss for the year		(220,297)	(241,895)	(523,094)
Loss per share (in USD)
Basic	28	(2.18)	(1.61)	(4.26)
Diluted	28	(2.18)	(1.61)	(4.26)

See accompanying notes to consolidated financial statements

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Amounts in USD thousands)

	Attributable to equity holders of the Company
	Share Capital	Share Premium	Fair Value Reserves	Accumulated Deficit	Share Based Payment Reserve	Foreign Currency Translation Reserve	Total	Non- Controlling Interests	Total Equity
Balance as at April 1, 2017	46	1,607,373	952	(298,581)	61,410	33,601	1,404,801	661	1,405,462
Total comprehensive income (loss) for the year
Loss for the year	—	—	—	(218,412)	—	—	(218,412)	(1,828)	(220,240)
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	(1,896)	(1,896)	(19)	(1,915)
Net change in fair value of available-for-sale financial assets	—	—	2,280	—	—	—	2,280	—	2,280
Remeasurement of defined benefit (asset) liability	—	—	—	(422)	—	—	(422)	—	(422)
Total other comprehensive income (loss)	—	—	2,280	(422)	—	(1,896)	(38)	(19)	(57)
Total comprehensive income (loss) for the year	—	—	2,280	(218,834)	—	(1,896)	(218,450)	(1,847)	(220,297)
Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	44,874	—	44,874	(14)	44,860
Issue of ordinary shares on exercise of share based awards	1	27,462	—	—	(27,417)	—	46	—	46
Transfer to accumulated deficit on expiry of share based awards	—	—	—	63	(63)	—	—	—	—
Issue of ordinary shares in placement offering	5	325,856	—	—	—	—	325,861	—	325,861
Total contributions by owners	6	353,318	—	63	17,394	—	370,781	(14)	370,767
Changes in ownership interests in subsidiaries that do not result in a loss of control
Contribution by non-controlling interests	—	—	—	1,502	—	—	1,502	1,498	3,000
Total changes in ownership interest in subsidiaries	—	—	—	1,502	—	—	1,502	1,498	3,000
Total transactions with owners	6	353,318	—	1,565	17,394	—	372,283	1,484	373,767
Balance as at March 31, 2018	52	1,960,691	3,232	(515,850)	78,804	31,705	1,558,634	298	1,558,932

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

See accompanying notes to consolidated financial statements

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY- (Continued)

(Amounts in USD thousands)

	Attributable to equity holders of the Company
	Share Capital	Share Premium	Fair Value Reserves	Accumulated Deficit	Share Based Payment Reserve	Foreign Currency Translation Reserve	Total	Non- Controlling Interests	Total Equity
Balance as at April 1, 2019	52	1,977,318	634	(682,054)	102,427	(41,202)	1,357,175	193	1,357,368
Total comprehensive income (loss) for the year
Profit (loss) for the year	—	—	—	(447,781)	—	—	(447,781)	264	(447,517)
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	(72,964)	(72,964)	(288)	(73,252)
Equity instruments at FVOCI - net change in fair value	—	—	(1,979)	—	—	—	(1,979)	—	(1,979)
Remeasurement of defined benefit (asset) liability	—	—	—	(324)	—	—	(324)	(22)	(346)
Total other comprehensive income (loss)	—	—	(1,979)	(324)	—	(72,964)	(75,267)	(310)	(75,577)
Total comprehensive income (loss) for the year	—	—	(1,979)	(448,105)	—	(72,964)	(523,048)	(46)	(523,094)
Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	41,648	—	41,648	—	41,648
Issue of ordinary shares on exercise of share based awards	—	8,237	—	—	(8,237)	—	—	—	—
Transfer to accumulated deficit on expiry of share based awards	—	—	—	290	(100)	—	190	(190)	—
Total contributions by owners	—	8,237	—	290	33,311	—	41,838	(190)	41,648

Changes in ownership interests in subsidiaries that do not result in a loss of control
Financial liability for acquisition of non-controlling interest	—	—	—	(14,550)	—	—	(14,550)	—	(14,550)
Acquisition of non-controlling interest	—	—	—	(3,178)	—	—	(3,178)	—	(3,178)
Acquisition of subsidiary with non-controlling interest	—	—	—	—	—	—	—	4,098	4,098
Total changes in ownership interest in subsidiaries	—	—	—	(17,728)	—	—	(17,728)	4,098	(13,630)
Total transactions with owners	—	8,237	—	(17,438)	33,311	—	24,110	3,908	28,018

Balance as at March 31, 2020	52	1,985,555	(1,345)	(1,147,597)	135,738	(114,166)	858,237	4,055	862,292

See accompanying notes to consolidated financial statements

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts in USD thousands)

	For the year ended March 31
	2018	2019	2020
Cash flows from operating activities
Loss for the year	(220,240)	(167,883)	(447,517)
Adjustments for:
Depreciation	4,357	3,895	9,347
Amortisation	25,481	22,922	24,335
Impairment of intangible assets	2,874	—	—
Impairment of goodwill	—	—	272,160
Provision for litigations	—	—	30,800
Impairment in respect of an equity accounted investee	—	9,926	—
Net (gain) loss on disposal of property, plant and equipment	70	(53)	19
Profit on disposal of equity accounted investee	—	—	(700)
Intangible assets written off	356	—	—
Net finance costs (income)	(1,288)	4,870	18,071
Share of loss of equity-accounted investees	1,998	887	65
Share based payment	44,860	40,033	41,631
Income tax expense (benefit)	91	(740)	(29)
Change in inventories	(317)	(30)	560
Change in trade and other receivables and contract assets	(23,228)	1,129	(1,974)
Change in other assets	(25,263)	9,061	15,531
Change in trade and other payables, deferred revenue and contract liabilities	60,410	3,454	(82,108)
Change in employee benefits	366	659	1,504
Change in other liabilities	9,206	1,766	14,341
Income tax paid, net	(5,211)	(8,823)	(8,769)
Net cash used in operating activities	(125,478)	(78,927)	(112,733)
Cash flows from investing activities
Interest received	3,048	5,487	4,327
Proceeds from sale of property, plant and equipment	335	162	120
Redemption of term deposits	115,058	205,448	124,076
Investment in term deposits	(221,639)	(137,233)	(27,999)
Acquisition of property, plant and equipment	(4,258)	(3,456)	(3,538)
Acquisition of subsidiary, net of cash acquired (refer note 8)	—	(11,251)	(14,630)
Proceeds from settlement of entitlement from related party	—	17,101	—
Proceeds from sale of assets held for sale	302	—	—
Acquisition of other investment	(99)	—	—
Proceeds on disposal of equity accounted investee	—	—	700
Acquisition of intangible assets	(7,837)	(6,247)	(9,223)
Net cash generated from (used in) investing activities	(115,090)	70,011	73,833
Cash flows from financing activities
Proceeds from issue of share capital in placement offering	330,000	—	—
Direct cost for issue of shares in placement offering	(4,139)	—	—
Proceeds from issuance of shares on exercise of share based awards	46	298	*
Proceeds from bank loans (refer note 29)	281	336	702
Contribution by (acquisition of) non-controlling interests	3,000	—	(3,178)
Repayment of bank loans (refer note 29)	(377)	(239)	(316)
Payment of lease liabilities	—	—	(6,212)
Interest paid	(912)	(730)	(1,984)
Net cash generated from (used in) financing activities	327,899	(335)	(10,988)
Increase (Decrease) in cash and cash equivalents	87,331	(9,251)	(49,888)
Cash and cash equivalents at beginning of the year	101,704	187,647	177,990
Effect of exchange rate fluctuations on cash held	(1,388)	(406)	1,779
Cash and cash equivalents at end of the year	187,647	177,990	129,881

* less than 1

See accompanying notes to consolidated financial statements

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

1)	REPORTING ENTITY

MakeMyTrip Limited (the “Parent Company”) together with its subsidiaries and equity-accounted investees (collectively, “the Company” or the “Group”) is primarily engaged in the business of selling travel products and solutions through the subsidiaries in India, the United States of America, Singapore, Malaysia, Thailand, the United Arab Emirates, Peru, Colombia and Indonesia. The Group offers its customers the entire range of travel services including ticketing, tours and packages, and hotels.

The Company is a public limited company incorporated and domiciled in Republic of Mauritius and has its registered office at IQ EQ Corporate Services (Mauritius) Ltd., Les Cascades Building, 33, Edith Cavell Street, Port Louis, Republic of Mauritius. The Company’s ordinary shares representing equity shares are listed on the Nasdaq Stock Exchange.

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

This is the first set of the Group’s annual financial statements in which IFRS 16 Leases have been applied. Changes to significant accounting policies are described in Note 4.

The consolidated financial statements were authorized for issue by the Group’s Board of Directors on August 15, 2020.

(b)	Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items:

•

equity securities at Fair Value through Other Comprehensive Income (FVOCI), Financial assets at Fair Value Through Profit or Loss (FVTPL) (March 31, 2018: available-for-sale financial assets measured at fair value) and Financial liabilities at Fair Value Through Profit or Loss (FVTPL); and

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Information about significant areas of estimation/uncertainty in applying accounting policies that have the most significant effects on the amounts recognised in the consolidated financial statements are as follows:

•	Note 3(d),10, 25, 30 and 31	Equity securities at FVOCI, Financial assets at FVTPL (March 31, 2018: available -for-sale financial assets measured at fair value) and Financial liabilities at FVTPL.
•	Note 3(e) and 19	Property, plant and equipment
•	Note 3(f), 3(i) and 20	Useful life of intangible assets and impairment test of intangible assets and goodwill
•	Note 3(j) and 32	Employee benefit plans
•	Note 3(l) and 3(m)	Loyalty programs
•	Note 3(p),18 and 21	Income taxes
•	Note 3(k)	Provisions and contingent liabilities
•	Note 3(j) and 33	Share based payment
•	Note 3(b) and 8	Acquisition of subsidiary: fair value of consideration transferred and fair value of assets acquired and liabilities assumed
•	Note 3(i)	Measurement of Expected Credit Loss (ECL) allowance for trade receivables and contract assets: key assumptions in determining the weighted‑average loss rate

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

•	Note 3(d) and 10	Equity securities at FVOCI (March 31, 2018: available-for-sale financial assets measured at fair value)
•	Note 3(i) and 20	Impairment test : key assumptions used in discounted cash flow projections
•	Note 3(j) and 32	Measurement of defined benefit obligations : key actuarial assumptions
•	Note 3(k)	Provisions and contingent liabilities

Estimation uncertainty relating to COVID-19 pandemic

In December 2019, a novel strain of coronavirus, COVID-19, was first detected in Wuhan, China, and has since spread to other regions, including India, Europe and the United States. On March 11, 2020, the World Health Organization declared that the rapidly spreading COVID-19 outbreak was a global pandemic (the "COVID-19 pandemic"). In response to the COVID-19 pandemic, many governments around the world have implemented, and continue to implement, a variety of measures to reduce the spread of COVID-19, including travel restrictions and bans, instructions to residents to practice social distancing, quarantine advisories, shelter-in-place orders and required closures of non-essential businesses. These government mandates have forced many of the customers on whom the Group’s business relies, including hotels and airlines, to curtail drastically their service offerings or to cease operations entirely. Towards the end of March 2020, Government of India imposed nation-wide lockdown and travel restrictions, which have been gradually easing since end of May 2020 only.

During the fourth quarter of financial year 2019-20, we have experienced, and expect to continue to experience, a significant decline in travel demand resulting in significant customer cancellations and refund requests and reduced new orders relating to international and domestic travel and lodging. In March 2020, supply of domestic transportation tickets and international air tickets also has dropped significantly in response to comprehensive containment measures in India and other international regions. We have been affirmatively facilitating our customers in their cancellations and refund requests and working with our travel suppliers to prepare for difficult market conditions.

The COVID-19 pandemic and the resulting economic conditions and government orders have resulted in an unprecedented decline in travel activities and consumer demand for related services. The Group’s financial results and prospects are almost entirely dependent on the sale of such travel services.

The extent of the effects of the COVID-19 pandemic on the Group’s business, results of operations, cash flows and growth prospects are highly uncertain and will ultimately depend on future developments. These include, but are not limited to, the severity, extent and duration of the pandemic and its impact on the travel industries and consumer spending more broadly. Even if economic and operating conditions for the Group’s business improve, the Group cannot predict the long-term effects of the pandemic on its business or the travel industries as a whole.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Management believes that the estimates used in the preparation of these consolidated financial statements are reasonable, and management has made assumptions about the possible effects of the COVID-19 pandemic on critical and significant accounting estimates. Although these estimates are based upon management’s best knowledge of current events and actions, actual results could differ from these estimates. Any changes in estimates are adjusted prospectively in the Group’s consolidated financial statements.

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

Transactions in foreign currencies are translated into the respective functional currencies of the Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency at the exchange rate at that date.  The foreign currency gains or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Foreign currency differences arising on translation are recognized in profit or loss, except for the differences on investment in equity securities designated at FVOCI (March 31, 2018: available-for-sale equity investments), (except on impairment, in which case foreign currency differences that have been recognised in OCI are reclassified to profit or loss). Non-monetary items that are measured based on historical cost in a foreign currency are not translated.

ii)Foreign Operations

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

Financial assets – Assessment whether contractual cash flows are solely payments of principal and interest: Policy applicable from April 1, 2018

For the purposes of this assessment, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g. liquidity risk and administrative costs), as well as a profit margin. In assessing whether the contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Group considers:

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

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives for each component of property, plant and equipment since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets are depreciated over the shorter of the lease term and their useful lives. Land is not depreciated

The estimated useful lives of assets are as follows:

•	Computers	3-6 years
•	Furniture and fixtures	5-6 years
•	Office equipment	1-7 years
•	Motor vehicles	3-7 years
•	Building	20 years

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

The grant date fair value of share-based payment awards granted to employees is recognized as personnel expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. The increase in equity recognized in connection with a share based payment transaction is presented in the share based payment reserve, as a separate component in equity.

vi)	Termination benefits

Termination benefits are expensed at the earlier of when the Group can no longer withdraw the offer of those benefits/when the Group recognises costs for a restructuring. If benefits are not expected to be settled wholly within 12 months of the reporting date, then they are discounted.

(k)Provisions and Contingent Liabilities

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

In the event of cancellation of airline tickets, revenue recognized in respect of commissions earned by the company on such tickets is reversed and is netted off from the revenue earned during the fiscal period at the time the cancellation is made by the customers. The revenue from the sale of tours and packages, hotel reservations and bus ticketing is recognized on the customer’s departure, check-in date and date of journey, respectively. Cancellations, if any, do not impact revenue recognition since revenue is recognized upon the availment of services by the customer.

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

Marketing and sales promotion costs comprise of internet, television, radio and print media advertisement costs as well as event driven promotion cost for Group’s products and services. These costs include advertising on websites, television, print formats, search engine marketing, and any other media cost. Additionally, the Group also incurs customer inducement costs for acquiring customers and promoting transactions across various booking platforms such as upfront cash incentives and select loyalty programs cost, which when incurred were recorded as marketing and sales promotion costs before April 1, 2018. Post adoption of IFRS 15 from April 1, 2018, such customer inducement costs for acquiring customers and promoting transactions across various booking platforms such as upfront cash incentives and select loyalty programs cost, when incurred are recorded as a reduction/deferral of revenue. In addition, when the discount and other incentives offered to the traveler are higher than the income earned from the customers, the excess (i.e., the discount/incentive given to a traveler less income earned from the customers) on an individual transaction basis is classified under marketing and sales promotion expenses.

(n)	Leases

The Group has applied IFRS 16 using the modified retrospective approach and therefore the comparative information has not been restated and continues to be reported under IAS 17 and IFRIC 4. The effect of initially applying IFRS 16 is described in note 4.

Policy applicable from April 1, 2019

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group uses the definition of a lease in IFRS 16.

This policy is applied to contracts entered into, on or after April 1, 2019.

As a lessee

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices. However, for the leases of property, the Group has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

The Group recognises a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;
•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•	amounts expected to be payable under a residual value guarantee; and
•

the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

The lease liability is measured at amortised cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

The Group presents right-of-use assets that do not meet the definition of investment property in ‘property, plant and equipment’ and lease liabilities in ‘loans and borrowings’ in the statement of financial position.

Policy applicable before April 1, 2019

i)	Accounting for Finance Leases

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

ii)	Accounting for Operating Leases

Payments made under operating leases are recognized as an expense on a straight-line basis over the lease term. Lease incentives received are recognized as a reduction of the lease expense, over the term of the lease.

(o)	Finance Income and Costs

Finance income comprises interest income on funds invested, foreign currency gains (net) and change in financial liability.

Finance costs comprise interest expense on borrowings, foreign currency losses (net), change in financial liability, impairment losses recognized on financial assets, including trade and other receivables and cost related to public offerings. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

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

(q)Earnings (Loss) Per Share

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

The Group has three reportable segments, i.e. air ticketing, hotels and packages and bus ticketing.  In addition, the Group has made relevant entity-wide disclosures (refer note 7).

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

Service cost includes cost of airline tickets, amounts paid to hotels and other service providers and other cost of providing services. Operating expenses other than service cost have not been allocated to the operating segments and are treated as unallocated/ common expenses. For the purposes of the CODM review, the measure of segment revenue defined as “Adjusted Margin” (which includes adding back certain

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

customer inducement costs reported as a reduction of revenue) as reduced by service cost is a key performance indicator, which is sufficient to assess performance and make resource allocation decisions.

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

(s)	New Accounting Standards and Interpretations Not Yet Adopted

Amendment to IFRS 3 Business Combinations:

In October 2018, the IASB issued amendments to the definition of a business in IFRS 3 Business Combinations. The amendments clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendment also introduces an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2020, although early adoption is permitted. The Group does not expect the amendment to have any material impact on its evaluation of materiality in relation to its financial statements.

4)	CHANGE IN SIGNIFICANT ACCOUNTING POLICIES

The Group has initially adopted IFRS 16 Leases from April 1, 2019. A number of other new standards are also effective from April 1, 2019 but they do not have a material effect on the Group's consolidated financial statements.

IFRS 16 sets out principles for the recognition, measurement, presentation and disclosure of leases and introduced a single, on-balance sheet approach accounting model for lessees. As a result, the Group, as a lessee, has recognised right-to-use assets representing its rights to use the underlying assets and lease liabilities representing its obligation to make lease payments. This standard replaces IAS 17 Leases and IFRIC 4 Determining Whether an Arrangement Contains a Lease.

The Group has applied IFRS 16 using the modified retrospective approach. Accordingly, the comparative information has not been restated and continues to be reported under IAS 17, IFRIC 4 and other related interpretations.

The details of changes in accounting policies are described below:

A. Definition of lease

Previously, the Group determined at contract inception whether an arrangement was or contained a lease under IFRIC 4.The Group now assesses whether a contract is or contains a lease based on new definition of a lease. Under IFRS 16, a contract is, or contains, a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

On transition to IFRS 16, the Group elected to apply the practical expedient to grandfather the assessment of which transactions are leases. It applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed. Therefore, the definition of a lease under IFRS 16 has been applied only to contracts entered into or changed on or after April 1, 2019.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

B. As a lessee

The Group leases a number of properties for offices and such leases were previously classified as operating lease based on Group's assessment of whether the lease transferred substantially all the risks and rewards of ownership. Under IFRS 16 the Group recognises right-of-use assets and lease liabilities for most of the leases, including leases of low value assets.

For leases of properties in which Group is a lessee, the Group has elected not to separate non-lease components and will instead account for the lease and non-lease components as a single lease component.

Leases classified as operating leases under IAS 17

On transition, for leases classified as operating leases under IAS 17, lease liabilities were measured at the present value of remaining lease payments, discounted at Group’s incremental borrowing rate as at April 1, 2019. Right-of-use asset were measured at an amount equal to lease liability, adjusted by the amount of any prepaid or accrued lease payments – the Group applied this method to all its leases.

The Group has tested its right-of-use assets for impairment on the date of transition and has concluded that there is no indication that the right-of-use assets are impaired.

The Group used the following practical expedients when applying IFRS 16 to leases previously classified as operating lease under IAS 17.

- used hindsight when determining the lease term if the contract contains options to extend or terminate the lease.

- excluded initial direct costs from measuring the right-of-use asset at the date of initial application.

C. Impacts on financial statements

i) Impacts on transition

On transition to IFRS 16, the Group recognised additional right-of-use assets and additional lease liabilities. The impact of transition is summarised below:

Impact of adopting IFRS 16 on opening balances

Right-of-use assets presented in property, plant and equipment- buildings (right-of-use) (net off deferred rent liabilities of USD 2,195 and inclusive of prepaid lease rentals of USD 2,312)	24,994
Lease liabilities	24,877

When measuring lease liabilities for leases that were classified as operating leases, the Group discounted lease payments using its incremental rate of borrowing rate as at April 1, 2019. The weighted average rate applied is 10.35% p.a.

Particulars	Amount
Operating lease commitments as at March 31, 2019 as disclosed in Group's consolidated financial statements	38,313
Operating lease commitments as at March 31, 2019 discounted using the incremental borrowing rate as at April 1, 2019 recognised as lease liabilities	24,877

5)	DETERMINATION OF FAIR VALUES

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

Fair value is calculated based on the present value of future principal and interest cash flows, discounted using a risk-adjusted discount rate.

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

g)	Financial assets classified as measured at FVTPL (March 31, 2018: Available for Sale financial asset)

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

Management expect that the outbreak of the COVID-19 pandemic will have material and adverse impacts on the Group’s cash flow for the first half of 2020 with potential continuing impacts on subsequent periods. However, based on the liquidity assessment, management believe that the Group has sufficient cash to meet anticipated cash needs, including cash needs for working capital for the foreseeable future.

Credit Risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligation. The Group’s exposure to credit risk is limited, as its customer base consists of a large number of customers and the majority of its collections from customers are made on an upfront basis at the time of consummation of the transaction. There is limited credit risk on sales made to corporate customers, incentives due from the airlines and its Global Distribution System (GDS) providers. The Group has not experienced any significant default in recovery from such customers. Trade receivables have been valued after making provision for allowances based on factors like ageing, historical pattern of credit loss, likelihood of increased credit risk considering impact of the COVID–19 pandemic, expected realizability and nature of customers. Additionally, the Group places its cash and cash equivalents (except cash in hand) and term deposits with banks with high investment grade ratings, limits the amount of credit exposure with any one bank and conducts ongoing evaluation of the credit worthiness of the banks with which it does business. Given the high credit ratings of these financial institutions, the Group does not expect these financial institutions to fail in meeting

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

their obligations. The maximum exposure to credit risk is represented by the carrying amount of each financial asset.

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

The Group has three reportable segments, as described below, which are the Group’s Lines of Business (LoBs). The LoBs offer different products and services, and are managed separately because the nature of products and services, and methods used to distribute the services are different. For each of these LoBs, the Group’s leadership team comprising of Group Executive Chairman, Group Chief Executive Officer, Group Chief Financial Officer, Chief Operating Officer, Chief Marketing Officer and Group Chief Technology Officer along with business leaders from different LoBs, review internal management reports. Accordingly, the Leadership team is construed to be the Chief Operating Decision Maker (CODM). LoBs assets, liabilities and expenses (other than service cost) are reviewed on an entity-wide basis by the CODM, and hence are not allocated to these LoBs. Segment revenue from each LoB is reported and reviewed by the CODM on a monthly basis.

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Information about reportable segments:

	For the year ended March 31
	Reportable segments
	Air ticketing			Hotels and packages			Bus ticketing			All other segments**			Total
Particulars	2018	2019	2020	2018	2019	2020	2018	2019	2020	2018	2019	2020	2018	2019	2020
Consolidated revenue	167,391	166,714	174,361	439,963	237,524	235,814	50,932	53,745	65,009	16,970	28,028	36,345	675,256	486,011	511,529
Add: Customer inducement costs recorded as a reduction of revenue*	34,673	68,632	75,779	43,068	274,915	265,706	—	13,950	17,688	—	861	1,985	77,741	358,358	361,158
Less: Service cost**	—	1,193	420	169,347	160,824	141,404	6,530	8,870	7,060	—	58	383	175,877	170,945	149,267
Adjusted Margin	202,064	234,153	249,720	313,684	351,615	360,116	44,402	58,825	75,637	16,970	28,831	37,947	577,120	673,424	723,420
Other income													435	220	1,063
Personnel expenses													(114,157)	(113,567)	(129,836)
Marketing and sales promotion expenses													(451,818)	(192,080)	(166,603)
Customer inducement costs recorded as a reduction of revenue*													(77,741)	(358,358)	(361,158)
Certain loyalty program costs related to "All other segments"**													—	(2,467)	(5,053)
Other operating expenses													(120,566)	(133,295)	(185,401)
Depreciation, amortization and impairment													(32,712)	(26,817)	(33,682)
Impairment of goodwill													—	—	(272,160)
Finance income													5,189	6,459	3,362
Finance costs													(3,901)	(11,329)	(21,433)
Impairment in respect of an equity-accounted investee													—	(9,926)	—
Share of loss of equity- accounted investees													(1,998)	(887)	(65)
Loss before tax													(220,149)	(168,623)	(447,546)

*     For purposes of reporting to the CODM, the segment profitability measure i.e. Adjusted Margin is arrived by adding back certain customer inducement costs including customers incentives, customer acquisition cost and loyalty programs costs, which are recorded as a reduction of revenue and adding back service cost.

**Certain loyalty program costs excluded from service cost amounting to USD 5,053 (March 31, 2019: 2,467 and March 31, 2018: Nil) for “All other segments”.

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

	Revenue			Non-Current Assets*
	For the Year Ended March 31			As at March 31
Particulars	2018	2019	2020	2019	2020
India	647,077	453,912	490,861	1,110,600	786,770
United States	113	647	536	7	112
South East Asia	10,888	20,145	10,324	5,504	4,876
Europe	6,972	4,811	3,998	—	—
Others	10,206	6,496	5,810	218	520
Total	675,256	486,011	511,529	1,116,329	792,278

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

a) Acquisition of Bitla Software Private Limited

On July 25, 2018, the Group through one of its Indian subsidiaries, acquired 100% of the outstanding shares and voting interest of Bitla Software Private Limited (‘Bitla’), a travel technology provider company in India, through a Share Purchase Agreement ("SPA").

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

The purchase consideration comprised of the following:

Cash consideration	11,942
Total consideration transferred	11,942

Further, an additional payment may be required that can be forfeited due to termination of employment of the promoter and certain employees. This potential additional liability, which is linked to the service period, will be recorded as compensation cost under IAS 19 for future services till July 2020 and does not form part of consideration for acquiring the shares. On August 25, 2019, the Company entered into an amendment to the SPA wherein the additional payment is no longer linked to the service period without changing the original payout dates. Accordingly, the Company has recorded the entire compensation cost of USD 3,451 associated with this liability during the year ended March 31, 2020 (March 31, 2019: USD 1,844).

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

(b) Acquisition of Quest2Travel.com India Private Limited

On April 30, 2019, the Group through one of its Indian subsidiaries acquired 51% equity interest in Quest2Travel.com India Private Limited ("Q2T"),  a corporate travel management company in India. This business acquisition was conducted by entering into the Share Purchase Agreement (SPA) for a cash consideration of USD 14,699 to the existing shareholders for the sale of their shares in Q2T.

Through this acquisition, the Group aims at offering entire workflow of travel procurement to large corporate clients for their end-to-end employee travel needs.

The operations of Q2T have been consolidated in the financial statements of the Group from April 30, 2019. In the year ended March 31, 2020, Q2T contributed revenue of USD 3,715 and profit of USD 539 to the Group’s result.

If the acquisition had occurred on April 1, 2019, management estimates that consolidated revenue would have been USD 511,830 and consolidated loss for the year ended March 31, 2020 would have been USD 447,472. In determining these amounts, management has assumed that the fair value adjustments that arose on the date of acquisition would have been the same if the acquisition had occurred on April 1, 2019.

Total purchase price of the acquisition, net of USD 69 cash acquired is USD 14,630.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

The Company will also acquire the remaining shares of Q2T from the existing shareholders in cash for an estimated additional consideration of USD 14,550, which represents its fair value as at the acquisition date, in three equal tranches, over a three year earn-out period ending 2022. The earn-out will be based on valuation linked to future profitability of Q2T. The financial liability in respect of acquisition of these shares has been recognized with corresponding debit to accumulated deficit as the selling shareholders still have access to the returns associated with the underlying ownership interest.

Acquisition-related costs

The Group incurred acquisition related costs of USD 71 relating to external legal fees and due diligence cost. These amounts are included in other operating expenses in the consolidated statement of profit or loss and other comprehensive income (loss) for the year ended March 31, 2020.

Identifiable assets acquired and liabilities assumed

The acquisition was accounted for under the acquisition method of accounting in accordance with IFRS 3 "Business Combinations". The assets and liabilities of Q2T were recorded at their fair value at the date of acquisition.

The purchase price has been allocated based on management’s estimates and an independent appraisal of fair values as follows:

Property, plant and equipment	1,449
Intangible assets	6,792
Other non-current assets	107
Current assets and liabilities, net (including cash and cash equivalents of USD 69)	2,644
Other non-current liabilities	(738)
Deferred tax liabilities	(1,890)
Total identifiable net assets acquired	8,364
Non-controlling interest	(4,098)
Goodwill	10,433
Total purchase price	14,699

The fair value of the current assets acquired includes trade receivables with a fair value of USD 3,199.

The goodwill was attributable mainly to the skills and technical talent of Q2T’s work force. Goodwill is not expected to be deductible for income tax purposes.

9)	INVESTMENT IN EQUITY-ACCOUNTED INVESTEES

The Group has interests in a number of individually immaterial associates. The following table analyses, in aggregate the carrying amount of interests and share of loss in these associates.

	As at March 31
Particulars	2019	2020
Carrying amount of interests in associates	5,244	5,363

	For the year ended March 31
Particulars	2018	2019	2020
Company's share of loss in associates	(1,998)	(887)	(65)

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

a) HolidayIQ Pte. Ltd. (HolidayIQ)

In July 2015, the Company acquired approximately 30% stake in HolidayIQ which owns and operates holiday information portal www.HolidayIQ.com, a popular Indian travel community and holidays-planning recommendation engine for cash consideration of USD 15,200. Due to continuing losses being incurred in the operations of HolidayIQ along with absence of liquidity to support future operations, during the year ended March 31, 2019, the Company recognised an impairment loss of USD 9,926, representing the carrying amount of its investment as at March 31, 2019 in HolidayIQ. During the year, the Company has disposed off this investment for a cash consideration of USD 700 and recorded the gain in statement of profit or loss.

10)	OTHER INVESTMENTS

	As at March 31
Particulars	2019	2020
Investment in equity and other securities	5,662	3,683
Total	5,662	3,683

These investments have been classified at Fair Value through Other Comprehensive Income (FVOCI) and amortised cost.

The Group’s exposure to risks and fair value measurement is disclosed in note 6 and 36.

11)	REVENUE

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

B. Contract balances

The following table provides information about receivables, contract assets and contract liabilities from contracts with customers.

	As at March 31
	2019	2020
Receivables, which are included in ‘Trade and other receivables’	46,818	46,814
Contract assets	313	—
Contract liabilities	70,335	34,912

Non-current	84	1,548
Current	70,251	33,364
Total contract liabilities	70,335	34,912

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Changes in contract assets are as follows:

	As at March 31
	2019	2020
Balance at the beginning of the year	221	313
Revenue recognised during the year	313	—
Invoices raised during the year	(206)	(307)
Translation exchange difference	(15)	(6)
Balance at the end of the year	313	—

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

As at March 31, 2019, USD 63,531 of advance consideration received from customers for travel bookings was reported within contract liabilities, USD 57,612  (March 31, 2019: USD 53,972) of which was applied to revenue and USD 4,283 (March 31, 2019: USD 3,844) was refunded to customers during the year ended March 31, 2020. As at March 31, 2020, the related balance was USD 30,408.

As at March 31, 2019, USD 6,804 of consideration allocated to customer loyalty programs and advance received from GDS provider for booking of airline tickets in future which is deferred was reported within contract liabilities, USD 5,923 (March 31, 2019: USD 1,226) of which was applied to revenue during the year ended March 31, 2020. As at March 31, 2020, the related balance was USD 4,504.

No information is provided about remaining performance obligations at March 31, 2020 and March 31, 2019 that have an original expected duration of one year or less, as allowed by IFRS 15.

12)	OTHER REVENUE

	For the year ended March 31
Particulars	2018	2019	2020
Facilitation fee	14,588	20,410	20,608
Brand alliance fees	—	2,641	621
Advertising revenue	981	781	4,495
Commission on rail reservation	503	700	2,021
Miscellaneous	898	3,496	8,600
Total	16,970	28,028	36,345

13)	OTHER INCOME

	For the year ended March 31
Particulars	2018	2019	2020
Gain on disposal of an equity-accounted investee	—	—	700
Excess provision written back	96	167	363
Net gain on disposal of property, plant and equipment	—	53	—
Others	339	—	—
Total	435	220	1,063

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

14)	PERSONNEL EXPENSES

	For the year ended March 31
Particulars	2018	2019	2020
Wages, salaries and other employees benefits	62,303	66,358	78,988
Contributions to defined contribution plans	3,055	3,068	3,890
Expenses related to defined benefit plans	868	1,122	1,598
Equity-settled share based payment	44,716	39,745	41,487
Employee welfare expenses	3,215	3,274	3,873
Total	114,157	113,567	129,836

15)	OTHER OPERATING EXPENSES

	For the year ended March 31
Particulars	2018	2019	2020
Payment gateway and other charges	50,597	56,589	59,241
Outsourcing expenses	26,158	24,335	32,899
Travelling and conveyance	3,105	3,586	4,271
Communication	5,288	5,339	6,525
Repairs and maintenance	5,300	5,303	5,905
Rent	7,701	6,581	—
Legal and professional*	7,894	7,975	9,670
Website hosting charges	6,771	11,228	20,165
Provision for litigations	—	—	30,800
Net loss on disposal of property, plant and equipment	70	—	19
Intangible assets written off	356	—	—
Miscellaneous expenses	7,326	12,359	15,906
Total	120,566	133,295	185,401

Notes: *	Includes USD 144 towards cost related to share based payment for the year ended March 31, 2020

(March 31, 2019: USD 288 and March 31, 2018: 144).

16)	DEPRECIATION, AMORTIZATION AND IMPAIRMENT

	For the year ended March 31
Particulars	2018	2019	2020
Depreciation*	4,357	3,895	9,347
Amortization	25,481	22,922	24,335
Impairment of intangible assets	2,874	—	—
Total	32,712	26,817	33,682

Notes: *	Upon adoption of IFRS 16, the Group has recognised depreciation on right-of-use assets and interest on lease liabilities instead of rent expense on leasehold properties. (refer note 4,15,17 and 19)

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

17)	FINANCE INCOME AND COSTS

	For the year ended March 31
Particulars	2018	2019	2020
Recognized in profit or loss
Interest income on term deposits	4,503	4,876	2,845
Change in fair value of financial asset	—	—	30
Other interest income	686	1,583	487
Finance income	5,189	6,459	3,362
Interest expense on financial liabilities measured at amortised cost	422	299	157
Change in financial liability	—	—	1,421
Net foreign exchange loss	2,386	9,783	13,734
Impairment loss on trade and other receivables	604	816	1,563
Interest expense on lease liabilities*	—	—	2,731
Finance and other charges	489	431	1,827
Finance costs	3,901	11,329	21,433
Net finance income (costs) recognized in profit or loss	1,288	(4,870)	(18,071)

Notes: * Upon adoption of IFRS 16 the Group has recognised depreciation on right-of-use assets and interest on lease liabilities instead of rent expense on leasehold properties. (refer note 4,15,16 and 19)

18)	INCOME TAX BENEFIT (EXPENSE)

Income tax recognised in profit or loss

	For the year ended March 31
Particulars	2018	2019	2020
Current tax expense
Current period	(135)	(60)	(349)
Current tax expense	(135)	(60)	(349)
Deferred tax benefit (expense)
Origination and reversal of temporary differences	(1,231)	7,156	14,844
Change in unrecognized deductible temporary differences	620	(6,385)	(14,700)
Utilization of previously unrecognised tax losses	655	29	159
Utilization of previously recognized tax losses	—	—	75
Deferred tax benefit (expense)	44	800	378
Total	(91)	740	29

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Income Tax Recognized in Other Comprehensive Income (loss)

	For the year ended March 31
	2018			2019			2020
Particulars	Before tax	Tax (expense) benefit	Net of tax	Before tax	Tax (expense) benefit	Net of tax	Before tax	Tax (expense) benefit	Net of tax
Foreign currency translation differences on foreign operations	(1,915)	—	(1,915)	(72,919)	—	(72,919)	(73,252)	—	(73,252)
Net change in fair value of available-for-sale financial assets	2,280	—	2,280	—	—	—	—	—	—
Equity instruments at FVOCI - net change in fair value	—	—	—	(508)	—	(508)	(1,979)	—	(1,979)
Remeasurement of defined benefit (asset) liability	(422)	—	(422)	(585)	—	(585)	(346)	—	(346)
Total	(57)	—	(57)	(74,012)	—	(74,012)	(75,577)	—	(75,577)

Reconciliation of Effective Tax Rate

	For the Year Ended March 31
Particulars	2018		2019		2020
Loss for the year		(220,240)		(167,883)		(447,517)
Income tax benefit (expense)		(91)		740		29
Loss before tax		(220,149)		(168,623)		(447,546)
Income tax benefit using the Company's domestic tax rate	15.00%	33,020	14.99%	25,285	15.00%	67,130
Effect of tax rates in foreign jurisdictions	13.90%	30,611	13.19%	22,238	2.84%	12,702
Non deductible expenses	0.81%	(1,781)	1.39%	(2,338)	9.52%	(42,601)
Tax exempt income	0.28%	622	0.42%	709	0.09%	383
Reduction in tax rate	—	—	—	—	0.05%	227
Utilization of previously unrecognised tax losses	0.30%	655	0.02%	29	0.04%	159
Utilization of previously recognized tax losses	—	—	—	—	0.02%	75
Current year losses for which no deferred tax asset was recognized	29.00%	(63,833)	23.03%	(38,830)	5.21%	(23,338)
Change in unrecognised temporary differences	0.28%	620	3.79%	(6,385)	3.28%	(14,700)
Others	0.00%	(5)	0.02%	32	0.00%	(8)
		(91)		740		29

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

19)	PROPERTY, PLANT AND EQUIPMENT

Particulars	Land	Building (Owned)	Buildings (Right-of-use) #	Computers	Furniture and Fixtures	Office Equipment	Motor Vehicles	Leasehold Improvements	Capital Work- in-Progress	Total
Cost
Balance as at April 1, 2018	—	—	—	15,438	871	1,935	1,401	6,372	50	26,067
Acquisitions through business combination	—	—	—	32	6	10	1	—	—	49
Reclassification from assets held for sale*	845	509	—	—	—	—	—	—	—	1,354
Additions	—	—	—	2,036	110	149	335	782	41	3,453
Disposals	—	—	—	(644)	(18)	(29)	(155)	(169)	—	(1,015)
Effect of movements in foreign exchange rates	34	20	—	(948)	(52)	(113)	(85)	(402)	(2)	(1,548)
Balance as at March 31, 2019	879	529	—	15,914	917	1,952	1,497	6,583	89	28,360
Transition Impact of IFRS 16 #	—	—	24,994	—	—	—	—	—	—	24,994
Balance as at April 1, 2019	879	529	24,994	15,914	917	1,952	1,497	6,583	89	53,354
Acquisitions through business combination	—	—	945	14	191	93	71	135	—	1,449
Additions #	—	—	3,974	—	—	—	—	—	—	3,974
Additions	—	—	—	1,903	79	319	864	623	5	3,793
Disposals	—	—	—	(1,287)	(15)	(183)	(526)	(100)	—	(2,111)
Effect of movements in foreign exchange rates	(26)	(16)	(1,571)	(1,143)	(79)	(134)	(127)	(499)	(4)	(3,599)
Balance as at March 31, 2020	853	513	28,342	15,401	1,093	2,047	1,779	6,742	90	56,860
										—
Accumulated depreciation
Balance as at April 1, 2018	—	—	—	9,126	257	929	741	1,324	—	12,377
Reclassification to assets held for sale*	—	203	—	—	—	—	—	—	—	203
Depreciation for the year	—	223	—	2,243	153	388	248	640	—	3,895
Disposals	—	—	—	(591)	(7)	(24)	(130)	(154)	—	(906)
Effect of movements in foreign exchange rates	—	13	—	(539)	(13)	(50)	(44)	(75)	—	(708)
Balance as at March 31, 2019	—	439	—	10,239	390	1,243	815	1,735	—	14,861
Balance as at April 1, 2019	—	439	—	10,239	390	1,243	815	1,735	—	14,861
Depreciation for the year	—	60	—	2,349	208	332	331	783	—	4,063
Depreciation for the year (Impact of IFRS 16) #	—	—	5,284	—	—	—	—	—	—	5,284
Disposals	—	—	—	(1,201)	(5)	(168)	(499)	(99)	—	(1,972)
Effect of movements in foreign exchange rates	—	(17)	(272)	(762)	(37)	(83)	(48)	(154)	—	(1,373)
Balance as at March 31, 2020	—	482	5,012	10,625	556	1,324	599	2,265	—	20,863

Carrying amounts
As at April 1, 2018	—	—	—	6,312	614	1,006	660	5,048	50	13,690
As at March 31, 2019	879	90	—	5,675	527	709	682	4,848	89	13,499

As at April 1, 2019 (after impact of IFRS 16) #	879	90	24,994	5,675	527	709	682	4,848	89	38,493
As at March 31, 2020	853	31	23,330	4,776	537	723	1,180	4,477	90	35,997

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

*	During the year ended March 31, 2019, the criteria for held for sale is no longer met, consequently the Company has reclassified the assets held for sale to property, plant and equipment.
#	Upon adoption of IFRS 16, the Group has recognised right-of-use assets and lease liabilities and also charged depreciation on these assets.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

20)	INTANGIBLE ASSETS AND GOODWILL

Particulars	Goodwill	Customer Relationship	Non- Compete	Brand / Trade Mark	Technology Related Development Cost	Software	Capital Work- in-Progress	Total
Cost
Balance as at April 1, 2018	1,004,354	3,632	470	151,067	51,244	7,092	3,647	1,221,506
Acquisitions through business combination	6,304	3,073	189	706	2,098	—	—	12,370
Additions/Adjustment*	—	—	—	—	5,565	141	559	6,265
Effect of movements in foreign exchange rates	(64,335)	(188)	(7)	(9,100)	(2,789)	(435)	(189)	(77,043)
Balance as at March 31, 2019	946,323	6,517	652	142,673	56,118	6,798	4,017	1,163,098
Balance as at April 1, 2019	946,323	6,517	652	142,673	56,118	6,798	4,017	1,163,098
Acquisitions through business combination	10,433	4,858	287	558	1,089	—	—	17,225
Additions/Adjustment*	—	—	—	—	8,469	363	505	9,337
Disposals	—	—	—	—	(1,635)	(202)	—	(1,837)
Effect of movements in foreign exchange rates	(67,723)	(704)	(40)	(9,506)	(3,881)	(475)	(265)	(82,594)
Balance as at March 31, 2020	889,033	10,671	899	133,725	60,160	6,484	4,257	1,105,229
Accumulated amortization
Balance as at April 1, 2018	9,625	1,277	463	26,857	27,491	5,643	2,633	73,989
Amortization for the year	—	876	21	13,221	8,174	630	—	22,922
Effect of movements in foreign exchange rates	—	(18)	(5)	(983)	(1,213)	(342)	(128)	(2,689)
Balance as at March 31, 2019	9,625	2,135	479	39,095	34,452	5,931	2,505	94,222
Balance as at April 1, 2019	9,625	2,135	479	39,095	34,452	5,931	2,505	94,222
Amortization for the year	—	1,533	63	13,129	9,207	403	—	24,335
Impairment for the year	272,160	—	—	—	—	—	—	272,160
Disposals	—	—	—	—	(1,515)	(205)	—	(1,720)
Effect of movements in foreign exchange rates	—	(154)	(12)	(2,739)	(2,298)	(423)	(132)	(5,758)
Balance as at March 31, 2020	281,785	3,514	530	49,485	39,846	5,706	2,373	383,239
Carrying amounts
As at April 1, 2018	994,729	2,355	7	124,210	23,753	1,449	1,014	1,147,517
As at March 31, 2019	936,698	4,382	173	103,578	21,666	867	1,512	1,068,876
As at April 1, 2019	936,698	4,382	173	103,578	21,666	867	1,512	1,068,876
As at March 31, 2020	607,248	7,157	369	84,240	20,314	778	1,884	721,990

*

Represents addition of USD 8,488 (March 31, 2019: USD 6,052) to capital work-in-progress, adjusted for amounts capitalized out of capital-work-in progress amounting to USD 7,983 (March 31, 2019: USD 5,493)

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Impairment testing for CGUs containing goodwill

For the purpose of impairment testing, goodwill is allocated to a CGU representing the lowest level within the Group at which goodwill is monitored for internal management purposes, and which is not higher than the Group’s operating segment. Goodwill has been allocated as follows:

	As at March 31
Particulars	2019	2020
ibibo Group - Go ibibo	782,375	447,712
ibibo Group - redBus	144,390	141,737
Other units without significant goodwill	9,933	17,799
Total	936,698	607,248

  a) ibibo  Group - Go ibibo:

During the end of the fourth quarter of 2019-20, the Group experienced a significant decline in its stock price and operating results due to an increased negative impact of the COVID-19 pandemic resulting in the continued weakness in the macroeconomic environment and foreign exchange rates. The recoverable amount of this CGU was based on its value in use, determined by discounting the future cash flows to be generated from the continuing use of the CGU. The carrying amount of the CGU was determined to be higher than its recoverable amount and an impairment loss of USD 270,855 recognised during the year ended March 31, 2020 (March 31, 2019: Nil and March 31, 2018: Nil). The impairment loss was fully allocated to goodwill.

The key assumptions used in the estimation of value in use were as follows.

	As at March 31
Particulars	2019	2020
Discount rate (pre-tax)	19.6%	17.4%
Discount rate (post-tax)	15.8%	15.5%
Terminal value growth rate	3.5%	4.5%
Revenue growth rate	17.5 - 21.8%	(59.9)% - 147.1%
EBITDA margin (5 years)	(5.7)% - 43.0%	(25.8)% - 30.4%

The above pre-tax discount rate is based on the Weighted Average Cost of Capital (WACC) of a comparable market participant, which is adjusted for specific risks. These estimates are likely to differ from future actual results of operations and cash flows.

The cash flow projections included specific estimates for five years and a terminal growth rate thereafter. The terminal growth rate, revenue growth rate and EBITDA margins were determined based on management's estimate. Budgeted EBITDA was based on expectations of future outcomes taking into account past experience, adjusted for anticipated revenue growth. Revenue growth was projected taking into account the average growth levels experienced in past and the estimated revenue growth for future. The estimation of value in use reflects numerous assumptions that are subject to various risks and uncertainties, including key assumptions regarding expected growth rates and operating margin, expected length and severity of the impact from the COVID-19 pandemic and the shape and timing of the subsequent recovery, as well as other key assumptions with respect to matters outside of the Group's control. It requires significant judgments and estimates, and actual results could be materially different than the judgments and estimates used to estimate value in use. Future events and changing market conditions may lead the Group to re-evaluate the assumptions reflected in the current forecast disclosed above, which may result in a need to recognize an additional goodwill impairment charge, which could have a material adverse effect on the Group's results of operations.

Following the impairment loss recognised in this CGU, the recoverable amount was equal to the carrying amount. Therefore, any adverse movement in a key assumption would lead to further impairment.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

b) ibibo  Group – redBus

The recoverable amount of this CGU was based on its value in use and was determined by discounting the future cash flows to be generated from the continuing use of the CGU. These calculations use cash flow projections over a period of five years, based on next year financial budgets approved by management, with extrapolation for the remaining period, and an average of the range of assumptions as mentioned below. The key assumptions used in the estimation of value in use were as follows:

	As at March 31
Particulars	2019	2020
Discount rate (pre-tax)	18.5%	20.1%
Discount rate (post-tax)	15.5%	16.0%
Terminal value growth rate	4.0%	4.0%
Revenue growth rate	19.8% - 45.6%	(24.2)% - 48.6%
EBITDA margin (5 years)	(0.4)% - 16.0%	1.33% - 23.1%

The above pre-tax discount rate is based on the Weighted Average Cost of Capital (WACC) of a comparable market participant, which is adjusted for specific risks. These estimates are likely to differ from future actual results of operations and cash flows.

The cash flow projections included specific estimates for five years and a terminal growth rate thereafter. The terminal growth rate, revenue growth rate and EBITDA margins were determined based on management's estimate. Budgeted EBITDA was based on expectations of future outcomes taking into account past experience, adjusted for anticipated revenue growth. Revenue growth was projected taking into account the average growth levels experienced in past and the estimated revenue growth for future. The estimation of value in use reflects numerous assumptions that are subject to various risks and uncertainties, including key assumptions regarding expected growth rates and operating margin, expected length and severity of the impact from the COVID-19 pandemic and the shape and timing of the subsequent recovery, as well as other key assumptions with respect to matters outside of the Group's control. It requires significant judgments and estimates, and actual results could be materially different than the judgments and estimates used to estimate value in use.

Based on the above, no impairment was identified as of March 31, 2020 and March 31, 2019 as the recoverable value of the CGU exceeded the carrying value. The recoverable amount of the CGU exceeds the carrying amount by approximately 24.1% as of March 31, 2020 (March 31, 2019: 18.0%). An increase of 9.30% (March 31, 2019: 2.22%) in pre-tax discount rate and a decrease of EBITDA as a percentage of revenue by 4.15% (March 31, 2019: 2.15%) shall equate the recoverable amount with the carrying amount of the CGU.

21)	TAX ASSETS AND LIABILITIES

Unrecognized Deferred Tax Assets

Deferred tax assets have not been recognized in respect of the following items:

	As at March 31
Particulars	2019	2020
Deductible temporary differences	34,703	39,963
Minimum alternate tax	644	—
Tax loss carry forwards	196,731	164,590
Total	232,078	204,553

During the year ended March 31, 2018, 2019 and 2020, the Company did not recognize deferred tax assets on tax losses, unabsorbed depreciation and other temporary differences because a trend of future profitability is not yet clearly discernible. Further, deferred tax assets have been recognised only to the extent of deferred tax liabilities. The above tax losses excluding unabsorbed depreciation in the Indian subsidiaries expire at various dates ranging from 2022 to 2035 except for the tax losses in the Singapore entity amounting to USD 888 which can be carried forward for an indefinite period. Unabsorbed depreciation of USD 27,658 in the Indian subsidiaries can be carried forward for an indefinite period.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Recognized Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities are attributable to the following:

	As at March 31
	Assets		Liabilities		Net
Particulars	2019	2020	2019	2020	2019	2020
Intangible assets	—	—	(30,002)	(20,916)	(30,002)	(20,916)
Trade and other receivables	—	48	—	—	—	48
Employee benefits	—	119	—	—	—	119
Other non-current liabilities	—	5	—	—	—	5
Share based payments	115	228	—	—	115	228
Tax loss carry forwards	29,286	18,739	—	—	29,286	18,739
Deferred tax assets/ (liabilities) before set off	29,401	19,139	(30,002)	(20,916)	(601)	(1,777)
Set off	(29,401)	(19,139)	29,401	19,139	—	—
Net deferred tax assets/(liabilities)	—	—	(601)	(1,777)	(601)	(1,777)

Movement in deferred tax assets/(liabilities) during the year

Particulars	Balance as at April 1, 2018	Acquired in business combination	Recognised in profit or loss	Recognised in other comprehensive income	Effects of movement in foreign exchange rates	Balance as at March 31, 2019	Acquired in business combination	Recognised in profit or loss	Recognised in other comprehensive income	Effects of movement in foreign exchange rates	Balance as at March 31, 2020
Property, plant and equipment	(390)	—	362	—	28	—	—	—	—	—	—
Intangible assets	(33,675)	(1,688)	3,147	—	2,214	(30,002)	(1,890)	9,110	—	1,866	(20,916)
Trade and other receivables	—	—	—	—	—	—	—	51	—	(3)	48
Employee benefits	—	—	—	—	—	—	—	66	—	53	119
Share based payments	—	—	115	—	—	115	—	241	—	(128)	228
Tax loss carry forwards	33,950	371	(2,824)	—	(2,211)	29,286	—	(9,034)	—	(1,513)	18,739
Other non-current liabilities	—	—	—	—	—	—	—	(56)	—	61	5
Total	(115)	(1,317)	800	—	31	(601)	(1,890)	378	—	336	(1,777)

22)	TRADE AND OTHER RECEIVABLES

	As at March 31
Particulars	2019	2020
Trade and other receivables, net	46,819	46,814
Due from employees	326	542
Security deposits, net	6,550	8,152
Interest accrued on term deposits	1,767	557
Total	55,462	56,065
Non-current	2,267	2,658
Current	53,195	53,407
Total	55,462	56,065

The trade receivables primarily consist of airline, corporate and retail customers.

Security deposits include amounts paid in advance to suppliers of hotel and other services in order to guarantee the provision of those services.

The management does not consider there to be significant concentration of credit risk relating to trade and other receivables.

The Group’s exposure to credit and currency risks and impairment losses related to trade and other receivables is disclosed in note 6 and 36. Trade and other receivables from related parties are disclosed in note 39.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

23)	CASH AND CASH EQUIVALENTS

	As at March 31
Particulars	2019	2020
Cash in hand	93	90
Funds in transit	45,108	4,631
Bank balances	132,789	113,477
Term deposits	—	11,683
Total	177,990	129,881

Funds in transit represents the amount collected from customers through credit cards /net banking which is outstanding as at the year end and credited to Group’s bank accounts subsequent to the year end. Funds in transit from related parties are disclosed in note 39.

The Group’s exposure to interest rate risk and a sensitivity analysis for financial assets and financial liabilities is disclosed in note 6 and 36.

24)	TERM DEPOSITS

	As at March 31
Particulars	2019	2020
Term deposits	134,133	38,030
Total	134,133	38,030
Non-current	139	207
Current	133,994	37,823
Total	134,133	38,030

As of March 31, 2020, term deposits with banks include USD 90 (March 31, 2019: USD 90) against which mainly letters of credit have been issued to various airlines.

As of March 31, 2020, term deposits include USD 1,402 (March 31, 2019: USD 1,687) pledged with banks against bank guarantees, bank overdraft facility and other facilities.

25)	OTHER CURRENT ASSETS

	As at March 31
Particulars	2019	2020
Advance to suppliers	67,268	49,565
Prepaid expenses	4,207	3,063
Prepaid lease rentals*	306	—
Other assets#	1,351	800
Total	73,132	53,428

*	Upon adoption of IFRS 16, from April 1, 2019 the Group has reclassified prepaid lease rentals to buildings (right-of-use assets). (refer note 4 and 19).
#	As at March 31, 2019, includes USD 411 towards right to receive equity stake in a travel entity acquired in business combination (refer note 8 (a))

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

26)	OTHER NON-CURRENT ASSETS

	As at March 31
Particulars	2019	2020
Prepaid lease rentals*	2,006	—
Prepaid expenses	267	131
Total	2,273	131

*	Upon adoption of IFRS 16, from April 1, 2019 the Group has reclassified prepaid lease rentals to buildings (right-of-use assets). (refer note 4 and 19).

27)	CAPITAL AND RESERVES
A.	Share Capital and Share Premium

	Ordinary Shares*			Class B Shares*
Particulars	Number	Share capital	Share premium	Number	Share capital	Share premium
Balance as at April 1, 2018	59,343,426	31	651,576	42,638,206	21	1,309,115
Shares issued during the year on exercise of share based awards	960,418	—	16,627	—	—	—
Balance as at March 31, 2019	60,303,844	31	668,203	42,638,206	21	1,309,115
Balance as at April 1, 2019	60,303,844	31	668,203	42,638,206	21	1,309,115
Shares issued during the year on exercise of share based awards	312,764	—	8,237	—	—	—
Conversion of class B shares to ordinary shares	2,970,295	1	91,195	(2,970,295)	(1)	(91,195)
Balance as at March 31, 2020	63,586,903	32	767,635	39,667,911	20	1,217,920

*	Par value of USD 0.0005 per share

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

28)	LOSS PER SHARE

The following is the reconciliation of the loss attributable to ordinary shareholders (including Class B shareholders) and weighted average number of ordinary shares (including Class B shares) used in the computation of basic and diluted loss per share for the year ended March 31, 2018, 2019 and 2020:

	For the year ended March 31
Particulars	2018	2019	2020
Loss attributable to ordinary shareholders (including Class B shareholders)	(218,412)	(167,759)	(447,781)
Weighted average number of ordinary shares (including Class B shares) outstanding used in computing basic loss per share	100,394,080	103,989,421	105,190,507
Weighted average number of ordinary shares (including Class B shares) outstanding used in computing dilutive loss per share	100,394,080	103,989,421	105,190,507
Loss per share (USD)
Basic	(2.18)	(1.61)	(4.26)
Diluted	(2.18)	(1.61)	(4.26)

For the year ended March 31, 2020, 2,060,026 (March 31, 2019: 2,445,546 and March 31, 2018: 4,832,824) employees share based awards, were excluded from the calculation of diluted weighted average number of ordinary shares as their effect would have been anti-dilutive.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

29)	LOANS AND BORROWINGS

This note provides information about the contractual terms of Group’s interest bearing loans and borrowings, which are measured at amortized cost. For more information about the Group’s exposure to interest rate, foreign currency and liquidity risk, refer note 6 and 36.

	As at March 31
Particulars	2019	2020
Non-current liabilities
Secured bank loans	474	698
Lease liabilities (refer note 4)	—	20,915
Non-current portion of loans and borrowings	474	21,613

	As at March 31
Particulars	2019	2020
Current liabilities
Current portion of secured bank loans	233	333
Current portion of lease liabilities (refer note 4)	—	3,638
Current portion of loans and borrowings	233	3,971

Terms and debt repayment schedule of bank loans:

Terms and conditions of outstanding loans are as follows:

				As at March 31, 2019		As at March 31, 2020
Particulars	Currency	Interest rate	Year of maturity	Original value	Carrying amount	Original value	Carrying amount
Secured bank loans	INR	8%-11%	2019 - 2024	1,196	707	1,471	1,031
Lease liabilities (refer note 4)		10%-11%	2020 - 2028	—	—	41,432	24,553

The bank loans are secured over motor vehicles with a carrying amount of USD 1,089 as at March 31, 2020 (March 31, 2019: USD 641).

Credit facility

The group has fund based limits with various banks amounting to USD 5,347 as at March 31, 2020 (March 31, 2019: USD 5,760).

As at March 31, 2020, the Group has obtained limits of  USD 37,796 (March 31, 2019: USD 38,684) for bank guarantees, primarily in favor of International Air Transport Association (“IATA”) and other suppliers from various banks, against any payment default by the Company. Against these limits, the Group has pledged certain term deposits (refer note 24), property, plant and equipment, inventory and trade receivables of USD 79,811 (March 31, 2019: USD 61,060) of various subsidiaries which are availing these limits. As at March 31, 2020 and March 31, 2019, the Parent Company has issued guarantees to a bank in respect of credit facilities granted to two Indian subsidiaries.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Reconciliation of movements of liabilities to cash flows arising from financing activities:

Changes in cash flows from financing activities

	Liabilities
Particulars	Lease liabilities	Secured bank loans	Total
Balance as at April 1, 2017	—	749	749

Proceeds from bank loans	—	281	281
Repayment of bank loans	—	(377)	(377)
Interest accrued	—	76	76
Interest paid	—	(76)	(76)
Effect of change in foreign exchange rates	—	(1)	(1)

Balance as at March 31, 2018	—	652	652

Proceeds from bank loans	—	336	336
Repayment of bank loans	—	(239)	(239)
Interest accrued	—	50	50
Interest paid	—	(50)	(50)
Effect of change in foreign exchange rates	—	(42)	(42)

Balance as at March 31, 2019	—	707	707

Impact due to initial application of IFRS 16	24,877	—	24,877
Restated balance as at April 1, 2019	24,877	707	25,584

Proceeds from bank loans	—	702	702
Repayment of bank loans	—	(316)	(316)
Acquired through business combination	945	9	954
Additions to lease liabilities	3,974	—	3,974
Payment of lease liabilities	(6,212)	—	(6,212)
Interest accrued	2,731	61	2,792
Interest paid	—	(61)	(61)
Effect of change in foreign exchange rates	(1,762)	(71)	(1,833)

Balance as at March 31, 2020	24,553	1,031	25,584

30)	OTHER CURRENT LIABILITIES

	As at March 31
Particulars	2019	2020
Statutory liabilities	11,304	5,688
Deferred rent liabilities*	83	—
Employee related payables	5,932	7,066
Refund due to customers	5,551	22,558
Deferred income	246	236
Other liabilities (related to business combination) (refer note 8 (b))	—	5,441
Total	23,116	40,989

*	Upon adoption of IFRS 16, from April 1, 2019 the Group has reclassified deferred rent liabilities to building (right-of-use assets). (refer note 4 and 19)

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

31)	OTHER NON-CURRENT LIABILITIES

	As at March 31
Particulars	2019	2020
Deferred rent liabilities*	2,112	—
Deferred income	288	295
Other liabilities (related to business combination) (refer note 8 (b))	—	9,480
Total	2,400	9,775

*	Upon adoption of IFRS 16, from April 1, 2019 the Group has reclassified deferred rent liabilities to building (right-of-use assets). (refer note 4 and 19)

32)	EMPLOYEE BENEFITS

	As at March 31
Particulars	2019	2020
Net defined benefit liability	3,424	4,834
Other long term employee benefit (liability for compensated absences)	1,365	1,501
Total employee benefit liabilities	4,789	6,335

	As at March 31
Particulars	2019	2020
Present Value of unfunded obligation	3,424	4,834
Total	3,424	4,834

Defined Benefit Plan

The Group’s gratuity scheme for the employees of its Indian subsidiaries (MakeMyTrip (India) Private Limited, Ibibo Group Private Limited, Bitla Software Private Limited and Quest2Travel.com India Private Limited) is a defined benefit plan. The plans in Ibibo Group Private Limited (‘GI India’) and Quest2Travel.com India Private Limited (‘Q2T’) are funded, whereas plans in MakeMyTrip (India) Private Limited (‘MMT India’) and Bitla Software Private Limited (‘Bitla’) are unfunded. Gratuity is paid as a lump sum amount to employees at retirement or termination of employment at an amount based on the respective employee’s eligible salaries and the years of employment with the Group.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

A.	Movement in the net defined benefit liability

The following table shows a reconciliation from the opening balances to the closing balances for the net defined liability and its components.

Particulars	Defined benefit obligation		Fair value of plan assets		Net defined benefit liability
	2019	2020	2019	2020	2019	2020
Balance as at April 1	2,994	4,269	(536)	(845)	2,458	3,424
Acquired through business combination	42	281	—	(167)	42	114
Included in profit or loss
Current service cost	646	930	—	—	646	930
Past service cost	332	432	—	—	332	432
Interest cost (income)	189	302	(45)	(66)	144	236
	1,167	1,664	(45)	(66)	1,122	1,598
Included in other comprehensive income
Remeasurement loss (gain) :
-Actuarial loss (gain) arising from :
-demographic assumptions	6	—	—	—	6	—
-financial assumptions	69	(72)	—	—	69	(72)
-experience adjustment	523	314	—	—	523	314
-Return on plan assets excluding interest income	—	—	(13)	104	(13)	104
	598	242	(13)	104	585	346
Effects of movement in exchange rates	(186)	(406)	32	66	(154)	(340)
Other
Contribution by employer	—	—	(416)	(26)	(416)	(26)
Benefits paid	(346)	(381)	133	99	(213)	(282)
Balance as at March 31	4,269	5,669	(845)	(835)	3,424	4,834

	As at March 31
Net defined benefit liability represented by:	2019	2020
MMT India	2,895	3,465
GI India	427	1,104
Bitla	102	104
Q2T	-	161

During the year ended March 31, 2019 and 2020, the gratuity plan for the employees of MMT India and GI India were amended for revision in the underlying ceiling limits.

The Group expects to pay USD 30 in contributions to its defined benefit plans in the year ended March 31, 2021.

B.	Actuarial assumptions

Principal actuarial assumptions are given below:

	As at March 31
Particulars	2019	2020
Discount rate (per annum)	6.80%	5.70%-6.40%
Future salary growth (per annum)	11.00%	5.00%-11.00%
Withdrawal rate	25.00%	25.00%
Retirement age (years)	58-60	58-65

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

The future salary growth rate takes into account inflation, seniority, promotion and other relevant factors on long-term basis.

C.	Plan assets

Plan assets comprise the following:

	As at March 31
Particulars	2019	2020
Funds managed by the insurer	100%	100%

D.	Sensitivity analysis

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

Particulars	For the year ended March 31, 2019		For the year ended March 31, 2020
	Increase	Decrease	Increase	Decrease
Discount rate (1% movement)	(164)	178	(251)	274
Future salary growth (1% movement)	165	(156)	276	(260)
Withdrawal rates (10% movement)	(323)	729	(636)	1,240

33)	SHARE BASED PAYMENT

Description of the share based payment arrangements

Share Option Programs (Equity-Settled)

a)	MakeMyTrip.com Equity Option Plan (MMT ESOP Plan)

In 2000, the Group approved a share option programme in Mauritius, named the MakeMyTrip.com Equity Option Plan (“MMT ESOP Plan”). In June 2009, this plan was expanded in order to issue share options to employees of subsidiaries and directors of the Group. The Group replaced certain share options to acquire shares in its Indian subsidiary held by employees at its subsidiaries with options granted under the MMT ESOP Plan. Total options granted under this plan were 2,703,810 during the year ended March 31, 2010. No options were granted during the year ended March 31, 2018, 2019 and 2020.

The number and weighted average exercise price of share options under MMT ESOP plan are as follows:

	Weighted Average Exercise Price per share (USD)	Number of Options	Weighted Average Exercise Price per share (USD)	Number of Options	Weighted Average Exercise Price per share (USD)	Number of Options
	For the Year Ended March 31
Particulars	2018	2018	2019	2019	2020	2020
Outstanding at beginning of the year	1.14	333,121	1.28	261,410	1.98	17,839
Exercised during the year	0.63	(71,711)	1.23	(243,571)	—	—
Outstanding at the end of the year	1.28	261,410	1.98	17,839	1.98	17,839
Exercisable at the end of the year	1.28	261,410	1.98	17,839	1.98	17,839

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

The options outstanding at March 31, 2020 have an exercise price per share of USD 1.98 (March 31, 2019: USD 1.98 and March 31, 2018: USD 0.742 to USD 1.98) and a weighted average contractual life of 1 years and 3 months (March 31, 2019: 2 year and 3 months and March 31, 2018: 3 years and 3 months).

During the year ended March 31, 2020, share based payment expense for these options recognized under personnel expenses (refer note 14) amounted to Nil (March 31, 2019: Nil and March 31, 2018: Nil).

b)	Share Incentive Plan
i)	Restricted Share Units (RSUs)

In 2010, the Group approved a share incentive plan in Mauritius, named the MakeMyTrip 2010 Share Incentive Plan (“Share Incentive Plan”). During the year ended March 31, 2018, 2019 and 2020, the Group granted restricted share units, or RSUs, under the plan to eligible employees and non-employees. Each RSU represents the right to receive one common share.

Terms and Conditions of the Share Incentive Plan

The terms and conditions relating to the grants under Share Incentive Plan are given below:

Grant details	Number of instruments	Vesting conditions	Contractual life of RSUs
RSUs granted during the year ended March 31, 2018	690,757	Refer notes	4 – 8 years
RSUs granted during the year ended March 31, 2019	1,325,531	Refer notes	4 – 8 years
RSUs granted during the year ended March 31, 2020	1,334,759	Refer notes	4 – 8 years

Notes:

1. Of the RSU granted during the year ended March 31, 2020:

- 846,044 (March 31, 2019: 1,199,663 and March 31, 2018: 690,757) RSUs have graded vesting over 4 years: 10% on the expiry of 12 months from the grant date, 20% on the expiry of 24 months from the grant date, 30% on the expiry of 36 months from the grant date, 40% on the expiry of 48 months from the grant date.

- 305,131 (March 31, 2019: Nil and March 31, 2018: Nil) RSUs have graded vesting over 4 years: 25% on the expiry of 12 months from the grant date, 25% on the expiry of 24 months from the grant date, 25% on the expiry of 36 months from the grant date, 25% on the expiry of 48 months from the grant date.

  - Nil (March 31, 2019: 125,868 and March 31, 2018: Nil) RSUs have graded vesting over 4 years: 50% on the expiry of 36 months from the grant date, and 50% on the expiry of 48 months from the grant date. Further, the Group's estimate of the number of shares to be issued is adjusted upward or downward based upon the probability of achievement of the individual performance. Maximum shares the employees are eligible to receive under this scheme are 120% of the total RSUs granted.

- 180,714 (March 31, 2019: Nil and March 31, 2018: Nil) RSUs have 100% vesting on September 30,2022  and 2,098 (March 31, 2019: Nil and March 31, 2018: Nil) RSUs have 100% vesting on September 30, 2023. Further, the Group's estimate of the number of shares to be issued is adjusted upward or downward based upon the probability of achievement of the factors like Group performance (revenue, profit and gross merchandise value) of next three financial years and service condition. Maximum shares the employees are eligible to receive under this scheme are 150% of the total RSUs granted.

- 772 (March 31, 2019: Nil and March 31, 2018: Nil) RSUs were fully vested on the grant date.

- These RSUs can be exercised within a period of 48 months from the date of vesting.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

The number and weighted average exercise price of RSUs under the share incentive plan are as follows:

	Weighted Average Exercise Price per share (USD)	Number of Awards	Weighted Average Exercise Price per share (USD)	Number of Awards	Weighted Average Exercise Price per share (USD)	Number of Awards
	For the Year Ended March 31
Particulars	2018	2018	2019	2019	2020	2020
Outstanding at beginning of the year	0.0005	6,367,186	0.0005	5,433,399	0.0005	5,734,826
Granted during the year	0.0005	690,757	0.0005	1,325,531	0.0005	1,334,759
Forfeited and expired during the year	0.0005	(559,023)	0.0005	(307,257)	0.0005	(319,399)
Exercised during the year	0.0005	(1,065,521)	0.0005	(716,847)	0.0005	(312,764)
Outstanding at the end of the year	0.0005	5,433,399	0.0005	5,734,826	0.0005	6,437,422
Exercisable at the end of the year	0.0005	1,313,158	0.0005	1,650,767	0.0005	2,812,252

The grant date fair value of RSUs granted during the year is in the range of USD 22.43 to USD 27.60 (March 31, 2019: USD 24.33 to USD 36.15 and March 31, 2018: USD 28.75 to USD 33.55).

The RSUs outstanding at March 31, 2020 have an exercise price per share of USD 0.0005 (March 31, 2019: USD 0.0005 and March 31, 2018: USD 0.0005) and a weighted average contractual life of 4.6 years (March 31, 2019: 4.9 years and March 31, 2018: 5.2 years).

During the year ended March 31, 2020, share based payment expense recognized under personnel expenses (refer note 14) amounted to USD 36,388 (March 31, 2019: USD 39,714 and March 31, 2018:  USD 44,730) and, under legal and professional expenses (refer note 15) amounted to USD 144 (March 31, 2019: 288 and March 31, 2018 : 144) for the RSUs granted under the share incentive plan.

ii) Employee Stock Options (ESOPs)

In 2010, the Group approved a share incentive plan in Mauritius, named the MakeMyTrip 2010 Share Incentive Plan (“Share Incentive Plan”). During the year ended March 31, 2020,  the Group granted ESOPs, under the plan to eligible employees  Each ESOP represents the right to receive one hundred common equity shares of the Group.

Terms and Conditions of the Share Incentive Plan

The terms and conditions relating to the grants under this Share Incentive Plan are given below:

Grant details	Number of instruments	Vesting conditions	Contractual life of ESOPs
ESOPs granted during the year ended March 31, 2020	21,588	Refer notes	4 – 7 years

Notes:

Of the ESOPs granted during the year ended March 31, 2020:

- 21,588 ESOPs have graded vesting over 3 years: one third on the expiry of 12 months from the grant date, one thirds on the expiry of 24 months from the grant date, one third on the expiry of 36 months from the grant date.

- These ESOPs can be exercised within a period of 48 months from the date of vesting.

The number and weighted average exercise price of ESOPs under share incentive plan are as follows:

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

	Weighted Average Exercise Price per ESOP (USD)	Number of Awards
	For the Year Ended March 31
Particulars	2020	2020
Outstanding at beginning of the year	—	—
Granted during the year	2,229	21,588
Outstanding at the end of the year	2,229	21,588
Exercisable at the end of the year	—	—

The ESOPs outstanding at March 31, 2020 have an exercise price per ESOP of USD 2,229 (March 31, 2019: Nil and March 31, 2018: Nil) and a weighted average contractual life of 5.5 years (March 31, 2019: Nil and March 31, 2018: Nil).

During the year ended March 31, 2020, share based payment expense recognized under personnel expenses (refer note 14) amounted to USD 5,099 (March 31, 2019 : Nil and March 31, 2018 : Nil) for the ESOPs granted under the share incentive plan.

Inputs for Measurement of Grant Date Fair Values of ESOPS

For the Year Ended March 31
Fair value of ESOP and assumptions	2020
Share price at grant date (USD)	2,302
Fair value at grant date (USD)	722 - 1,014
Exercise price (USD)	2,229
Expected volatility	43.8% - 49.0%
Expected term	3-5 years
Expected dividends	—
Risk-free interest rate	1.5%

c)	Bona Vita Employees Stock Option Plan 2016

In 2016, one of the Group’s subsidiary approved a share incentive plan in India, named the Bona Vita Employees Stock Option Plan 2016 (“Bona Vita ESOP Plan”). During the year ended March 31, 2020, no employee stock options (March 31, 2019: Nil, March 31, 2018: 11,789), or ESOP, were granted to employees. Each ESOP represents the right to receive one common share of the subsidiary.

ESOPs have graded vesting over 4 years from the grant date with first vesting date after one year from the grant date. The contractual life of the ESOPs granted under this plan is 10 years from the vesting date.

The number and weighted average exercise price of Employee stock options under the Bona Vita ESOP Plan are as follows:

	Weighted Average Exercise Price per share (USD)	Number of Awards	Weighted Average Exercise Price per share (USD)	Number of Awards	Weighted Average Exercise Price per share (USD)	Number of Awards
	For the Year Ended March 31
Particulars	2018	2018	2019	2019	2020	2020
Outstanding at beginning of the year	0.0154	21,711	0.0154	21,955	0.0154	13,664
Granted during the year	0.0154	11,789	—	—	—	—
Forfeited and expired during the year	0.0154	(11,545)	0.0154	(8,291)	0.0141	(9,117)
Exercised during the year	—	—	—	—	0.0141	(4,547)
Outstanding at the end of the year	0.0154	21,955	0.0154	13,664	—	—
Exercisable at the end of the year	0.0154	11,370	0.0154	13,664	—	—

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

During the year ended March 31, 2020, plan has been closed and all related liabilities has been settled with the employees and no ESOPs are outstanding at March 31, 2020.

The ESOPs outstanding at March 31, 2020 have an exercise price per share of  Nil  (March 31, 2019: USD 0.0154, and March 31, 2018: USD 0.0154) and a weighted average contractual life of Nil years (March 31, 2019 8.7 years and March 31, 2018: 10.4 years).

During the year ended March 31, 2020, share based payment expense recognized (reversed) under personnel expenses (refer note 14) amounted to Nil (March 31, 2019:USD 31 and March 31, 2018: USD (14)) for the ESOPs granted under the Bona Vita ESOP plan.

34)	TRADE AND OTHER PAYABLES

	As at March 31
Particulars	2019	2020
Other trade payables	69,204	21,018
Accrued expenses	41,766	49,729
Total	110,970	70,747

The Group's exposure to currency and liquidity risk related to trade and other payables is disclosed in note 6 and 36.

35)	PROVISIONS

	As at March 31
Particulars	2019	2020
Provision for litigations	-	30,800
Total	-	30,800

During the year ended March 31, 2020, the Group has recorded provisions in relation to ongoing litigations, which represent the best estimate of the expenditure to be incurred.  The matters are currently pending at the Court and their outcome is uncertain.

36)	FINANCIAL INSTRUMENTS

Credit Risk

Exposure to Credit Risk

The carrying amount of financial assets and contract assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	As at March 31
Particulars	2019	2020
Contract assets	313	—
Trade and other receivables	55,462	56,065
Term deposits	134,133	38,030
Cash and cash equivalents (except cash in hand)	177,897	129,791
Total	367,805	223,886

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

The maximum exposure to credit risk for trade and other receivables and contract assets at the reporting date by geographic region was:

	As at March 31
Particulars	2019	2020
India	45,495	48,758
Thailand	4,550	3,901
Malaysia	419	318
Singapore	1,542	562
Others	3,769	2,526
Total	55,775	56,065

The maximum exposure to credit risk for trade and other receivables, term deposits and contract assets at the reporting date by type of counterparty was:

	As at March 31
Particulars	2019	2020
Airlines	19,147	16,564
Retail customers	3,861	3,145
Corporate customers	23,724	26,625
Deposit with hotels and others	6,550	8,152
Term deposits with bank	134,133	38,030
Others	2,493	1,579
Total	189,908	94,095

Impairment Losses

The Group uses a provision matrix to compute the expected credit loss allowance for trade and other receivables and contract assets. The provision matrix takes into account available external and internal credit risk factors such as credit default and the Group's historical experience for customers.

The age of trade and other receivables, term deposits, security deposits and contract assets at the reporting date was:

	As at March 31
	2019		2020
Particulars	Gross	Impairment	Gross	Impairment
Not past due	168,901	—	58,418	—
Past due 0-30 days	7,934	—	14,834	—
Past due 30-120 days	9,045	—	13,531	—
More than 120 days	5,879	1,851	10,205	2,893
Total	191,759	1,851	96,988	2,893

The movement in the allowance for impairment in respect of trade and other receivables during the year was as follows:

	For the year ended March 31
Particulars	2019	2020
Balance at the beginning of the year	1,579	1,851
Allowance for impairment	816	1,563
Amounts written off against the allowance	(451)	(346)
Effects of movement in exchange rate	(93)	(175)
Balance at the end of the year	1,851	2,893

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

Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

As at March 31, 2019

Non-derivative financial liabilities	Carrying amount	Contractual cash flows*	6 months or less	6 -12 months	1 -2 years	2 -5 years	More than 5 years
Secured bank loans	707	(820)	(151)	(135)	(232)	(301)	(1)
Trade and other payables	110,970	(110,970)	(110,970)	—	—	—	—
Refund due to customers	5,551	(5,551)	(5,551)	—	—	—	—
Total	117,228	(117,341)	(116,672)	(135)	(232)	(301)	(1)

Notes: *	Represents undiscounted cash flows of interest and principal

As at March 31, 2020

Non-derivative financial liabilities (including hybrid financial liabilities)	Carrying amount	Contractual cash flows*	6 months or less	6 -12 months	1 -2 years	2 -5 years	More than 5 years
Lease liabilities	24,553	(35,539)	(3,236)	(2,779)	(4,978)	(12,463)	(12,083)
Secured bank loans	1,031	(1,188)	(207)	(205)	(371)	(405)	—
Trade and other payables	70,747	(70,747)	(70,747)	—	—	—	—
Other liabilities (related to business combination)	14,921	(16,710)	(5,570)	—	(5,570)	(5,570)	—
Refund due to customers	22,558	(22,558)	(22,558)	—	—	—	—
Total	133,810	(146,742)	(102,318)	(2,984)	(10,919)	(18,438)	(12,083)

Notes: *	Represents undiscounted cash flows of interest and principal

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

The Group’s exposure to foreign currency risk was based on the following amounts as at the reporting dates (in equivalent USD):

Between USD and INR

	As at March 31
Particulars	2019	2020
Trade and other receivables	2,615	1,403
Trade and other payables	(144,478)	(168,676)
Cash and cash equivalents	6,802	605
Net exposure	(135,061)	(166,668)

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

The following significant exchange rates applied during the year:

	Average exchange rate per unit		Reporting date rate per unit
			As at March 31
USD	2018-19	2019-20	2019	2020
INR 1	0.0144	0.0141	0.0144	0.0134

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

	For the year ended March 31
Particulars	2019	2020
10% strengthening of USD against INR	(12,863)	(15,152)

A 10% depreciation of the USD against INR, would have had the equal but opposite effect on the above currency to the amounts shown above, on the basis that all other variables remain constant.

Interest Rate Risk

Profile

At the reporting date the interest rate profile of the Group’s interest-bearing financial instruments was as follows:

	As at March 31
Particulars	2019	2020
Fixed rate instruments
Financial assets
Term deposits	134,133	38,030
Financial liabilities
Secured bank loans	(707)	(1,031)
	133,426	36,999

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Fair Value

Fair Values versus Carrying Amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	As at March 31, 2019		As at March 31, 2020
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets measured at fair value
Other investments - equity securities (FVOCI)	5,563	5,563	3,584	3,584
Right to receive equity stake in a travel entity (FVTPL)	411	411	—	—
	5,974	5,974	3,584	3,584
Financial assets not measured at fair value (Amortised cost)
Trade and other receivables	55,462	55,462	56,065	56,065
Term deposits	134,133	134,133	38,030	38,030
Cash and cash equivalents	177,990	177,990	129,881	129,881
Other investments - other securities	99	99	99	99
	367,684	367,684	224,075	224,075

Financial liabilities measured at fair value	—	—	14,921	14,921
Other liabilities (related to business combination)	—	—	14,921	14,921

Financial liabilities not measured at fair value (Other financial liabilities)
Secured bank loans	707	707	1,031	1,031
Lease liabilities	—	—	24,553	24,553
Trade and other payables	110,970	110,970	70,747	70,747
Refund due to customers	5,551	5,551	22,558	22,558
	117,228	117,228	118,889	118,889

The fair value measurements of financial assets and liabilities reported above have been categorized as Level 3 fair values based on the inputs to the valuation techniques used.

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	As at March 31, 2020
Particulars	Level 1	Level 2	Level 3	Total
Other investments	—	—	3,584	3,584
Total Assets	—	—	3,584	3,584

Other liabilities (related to business combination)	—	—	14,921	14,921
Total Liabilities	—	—	14,921	14,921

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

	As at March 31, 2019
Particulars	Level 1	Level 2	Level 3	Total
Other investments	—	—	5,563	5,563
Right to receive equity stake in travel entity	—	—	411	411
Total Assets	—	—	5,974	5,974

The following tables shows a reconciliation from the beginning balances to the ending balances for fair value measurement in Level 3 of the fair value hierarchy:

	As at March 31, 2020
Particulars	Other liabilities (related to business combination)	Other investments	Right to receive equity stake in a travel entity
Opening balances	—	5,563	411
Acquired in business combination	14,550	—	—
Total gains and losses recognized in:
—profit or loss	1,421	—	30
—other comprehensive income
-net change in fair value	—	(1,979)	—
-effect of movements in foreign exchange rates	(1,050)	—	—
Settlement by issuance of shares (refer note 25)	—	—	(441)
Closing balances	14,921	3,584	—

	As at March 31, 2019
Particulars	Other investments	Receivable from related party	Right to receive equity stake in a travel entity
Opening balances	6,071	17,100	—
Acquired through business combination	—	—	411
Total gains and losses recognized in:
—profit or loss	—	1	—
—other comprehensive income (loss)
-net change in fair value	(508)	—	—
Amount received	—	(17,101)	—
Closing balances	5,563	—	411

There were no transfers between Level 1, Level 2 and Level 3 during the year.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Valuation Techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 3 fair values as at March 31, 2020 and March 31, 2019, as well as the significant unobservable inputs used.

Financial Instruments measured at fair value:

Type	Valuation technique	Significant unobservable inputs	Inter- relationship between significant unobservable inputs and fair value measurement
Other investments - equity securities	Discounted cash flows: The valuation model considers the present value of expected free cash flows, discounted using a risk adjusted discount rate.

Forecast annual revenue growth rate : (47%) - 50%

(March 31, 2019: 20% - 50%)

Forecast EBITDA margin:

(13%) - 26%

(March 31, 2019: (12%) - 25%)

Risk adjusted discount rate: 17.0% (March 31, 2019: 17.0%)

The estimated fair value would increase (decrease) if :

  - the annual revenue growth rate were higher (lower)

  - the EBITDA margin were higher (lower)

  - the risk adjusted discount rate was lower (higher)

Other liabilities (related to business combination)	Discounted cash flows: The valuation model considers the present value of the expected future payments, discounted using a risk-adjusted discount rate.	Expected cash flows March 31, 2020: USD 16,710. Risk-adjusted discount rate March 31, 2020: 10.20%.	The estimated fair value would increase (decrease) if: – the expected cash flows were higher (lower); – the risk-adjusted discount rate were lower (higher).
Right to receive equity stake in a travel entity	Market approach model: The valuation model considers revenue multiple of comparative company	Revenue multiple : (March 31, 2019: 4.89)	The estimated fair value would increase (decrease) if : the revenue multiple were higher (lower)

Financial Instruments not measured at fair value:

Type	Valuation technique	Significant unobservable inputs
Other financial assets and liabilities*	Discounted cash flows	Not applicable

Notes: *

Other financial assets include trade and other receivables, term deposits, cash and cash equivalents and other investments-other securities. Other financial liabilities include secured bank loans, trade and other payables, refund due to customers and lease liabilities.

Sensitivity Analysis

Other investments – equity securities

For the fair values of other investments, reasonably possible changes of 100 basis points at the reporting date to one of the significant unobservable inputs, holding other inputs constant, would have the following effects:

	For the year ended March 31, 2020
	Other Comprehensive Income
	Increase	Decrease
Annual revenue growth rate	314	(312)
EBITDA Margin	145	(145)
Risk adjusted discount rate	(280)	330

	For the year ended March 31, 2019
	Other Comprehensive Income
	Increase	Decrease
Annual revenue growth rate	270	(263)
EBITDA Margin	317	(317)
Risk adjusted discount rate	(529)	624

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Other liabilities (related to business combination)

For the fair values of other liabilities related to business combination, reasonably possible changes of 100 basis points at the reporting date to one of the significant unobservable inputs, holding other inputs constant, would have the following effects:

	For the year ended March 31, 2020
	Profit or loss
	Increase	Decrease
Risk adjusted discount rate	144	(149)

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

Impact of COVID-19 pandemic on financial assets and liabilities

Financial assets carried at fair value as at March 31, 2020 is USD 3,584, which is measured using level 3 inputs. This financial asset represent investment made in equity shares of a company engaged in travel business, which is fair value based on discounted cash flow method after considering the uncertainties arising out of COVID-19 pandemic.

Financial assets of USD 168,010 as at March 31, 2020 carried at amortised cost is in the form of cash and cash equivalents, other investments and term deposits with banks where the Group has assessed the counterparty credit risk. Trade receivables of USD 56,065 as at March 31, 2020 forms a significant part of the financial assets carried at amortised cost which is valued considering provision for allowance using expected credit loss method. In addition to the historical pattern of credit loss, management have considered the likelihood of increased credit risk and consequential default considering emerging situations due to the COVID-19 pandemic. This assessment is not based on any mathematical model but an assessment considering the nature of counterparty, impact immediately seen in the demand outlook of these counterparties and the financial strength of the counterparties in respect of whom amounts are receivable.

37)	CAPITAL COMMITMENTS

Estimated amount of contracts remaining to be executed on capital account and not provided for (net of advances) aggregate USD 326 as at March 31, 2020 (March 31, 2019: USD 604).

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

38)	LEASES

Leases as lessee (IFRS 16)

The Group leases property taken for offices. The lease typically runs for a period of 1-12 years. Some leases also include common area maintenance charges along with monthly rentals. Previously these lease were classified as operating leases under per IAS 17.

Information about leases for which the Group is a lessee is presented below:

i) Right-of-use assets

The Group presents right-of-use assets that do not meet the definition of investment property in 'property, plant and equipment', the same line item as it presents underlying assets of the same nature that it owns. (refer note 19)

Amount
Balance as at April 1, 2019	24,994
Additions to right-of-use assets	3,974
Additions to right-of-use assets (related to business combination, refer note 8 (b))	945
Effect of movements in foreign exchange rates	(1,299)
Depreciation charged during the year ended March 31, 2020	(5,284)
Balance as at March 31, 2020	23,330

ii) Amounts recognised in statement of profit or loss

Amount
Interest on lease liabilities during the year ended March 31, 2020 (lease under IFRS 16)	2,731
Depreciation on right-of-use assets during the year ended March 31, 2020 (lease under IFRS 16)	5,284
Rent charged during the year ended March 31, 2019 (lease under IAS 17)	6,581
Rent charged during the year ended March 31, 2018 (lease under IAS 17)	7,701

iii) Amounts recognised in statement of cash flows

Amount
Total cash outflows for leases	6,212

iv) Extension option

Some property leases contain extension options exercisable by the Group for 3-5 years after the end of the non-cancellable contract period. Where practicable, the Group seeks to include extension options in new leases to provide operational flexibility. The extension options held are exercisable only by the Group and not by the lessors. The Group assesses at lease commencement date whether it is reasonably certain to exercise the extension options. The Group reassesses whether it is reasonably certain to exercise the options if there is a significant event or changes in circumstances within its control.

Impact of COVID-19 pandemic

Most of the leases entered by the Group are long term in nature and the underlying leased properties are being used as offices. For the year ended March31, 2020, the COVID-19 pandemic has not triggered changes to the terms of any of the Group’s leases.

39)	RELATED PARTIES

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

Related parties and nature of related party relationships:

Nature of relationship	Name of related parties
Key management personnel	Deep Kalra
Key management personnel	Rajesh Magow
Key management personnel	Mohit Kabra
Key management personnel	Aditya Tim Guleri
Key management personnel	James Jianzhang Liang#
Key management personnel	Paul Laurence Halpin#^ (from April 30, 2018)
Key management personnel	Jane Jie Sun# (from August 30, 2019)
Key management personnel	Cindy Xiaofan Wang# (from August 30, 2019)
Key management personnel	Xing Xiong# (from August 30, 2019)
Key management personnel	Xiangrong Li (from September 6, 2019)
Key management personnel	Vivek Narayan Gour (upto September 6, 2019)
Key management personnel	Patrick Luke Kolek* (upto August 30, 2019)
Key management personnel	Charles St Leger Searle* (upto August 30, 2019)
Key management personnel	Aileen O’Toole* (from January 24, 2019 to August 30, 2019)
Key management personnel	Oliver Minho Rippel*(upto January 24, 2019)
Key management personnel	Yuvraj (Raj) Thacoor* (upto April 30, 2018)
Key management personnel	Ashish Kashyap (upto September 30, 2017)
Key management personnel	Mohit Gupta (upto May 31, 2017)
Key management personnel	Saujanya Shrivastava (upto May 31, 2017)
Key management personnel	Yuvaraj Srivastava (upto May 31, 2017)
Key management personnel	Sanjay Mohan (upto May 31, 2017)
Key management personnel	Ranjeet Oak (upto May 31, 2017)
Key management personnel	Anshuman Bapna (upto May 31, 2017)
Entity providing key management personnel services	IQ EQ Corporate Services (Mauritius) Limited
Entities having significant influence over the Company and its subsidiaries	Naspers Limited and its subsidiaries (upto August 30, 2019)
Entities having significant influence over the Company and its subsidiaries	Trip.com Group Limited (formerly known as Ctrip.com International, Limited) and its subsidiaries (from August 30, 2019)
Equity-accounted investee	Inspirock, Inc.
Equity—accounted investee	Simplotel Technologies Private Limited
Equity—accounted investee	Saaranya Hospitality Technologies Private Limited
Equity-accounted investee	Pasajebus SpA (from May 7, 2019)
Equity-accounted investee and its subsidiaries	HolidayIQ Pte. Ltd and its subsidiaries (upto January 10, 2020)

Notes: #	nominees of Ttrip.com Group, Ltd. (Trip.com)
*	nominees of MIH Internet SEA Pte. Ltd. (MIH) (subsidiary of Naspers Limited)
^	Paul Laurence Halpin, who was formerly a nominee of MIH, continues to serve on the board of directors of the Group as a nominee of Trip.com with effect from August 30, 2019.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

(A)	Transactions with Key Management Personnel:

Key Management Personnel Compensation**

Key management personnel compensation comprised:

	For the year ended March 31
Particulars	2018	2019	2020
Short-term employee benefits	4,976	2,239	2,287
Contribution to defined contribution plan	94	68	184
Share based payment	27,714	21,984	19,804
Legal and professional	86	76	77
Total	32,870	24,367	22,352

Note: **	Provision for gratuity and compensated absences has not been considered, since the provisions are based on actuarial valuations for the Group’s entities as a whole.

During the year ended March 31, 2018, USD 2,179 was accrued as severance cost to be paid to Ashish Kashyap over the period of two years in equal monthly installments as per the separation agreement entered with him. As at March 31, 2020, Nil  (March 31, 2019: USD 607) is outstanding against amount payable towards severance cost.

(B)	Transactions with Entity providing Key Management Personnel Services:

	For the year ended March 31
Transactions	2018	2019	2020
Key management personnel services	2	2	4
Consultancy services	22	26	28

(C)	Transactions with entity having significant influence over the company and its subsidiaries:
a)	MIH Internet SEA Pte. Ltd.

Pursuant to the acquisition of Ibibo Group, the Company received an entitlement on future proceeds from sale of stake in an Indian entity, engaged in the business-to-business online travel industry, from MIH. In September 2018, the Company realised USD 17,101 against this entitlement.

As per the terms of the ibibo Group acquisition agreement, as a key condition to the completion of the transaction, MIH contributed its pro rata share of consolidated net working capital of approximately USD 82,826 in cash to MMYT at the closing (which was subject to adjustments after completion). In May 2017, MIH agreed to the working capital adjustment and total pro rate share contributed by MIH was USD 83,260. During the year ended March 31, 2018, difference of USD 434 has been received by the Company.

b)	Naspers Limited and its subsidiaries

The Company collects payment from end customers through subsidiaries of Naspers Limited which are online payment service providers. In this arrangement, payment of USD 402,242 (March 31, 2019: USD 1,002,195 and March 31, 2018: 1,252,022) was collected by these entities on behalf of the Company and such amounts were remitted to the Company within a predefined time period. Further, service fee of USD 5,070 (March 31, 2019: USD 11,333 and March 31, 2018: 14,940) was charged by these entities for rendering these services to the Company, which is recognized under payment gateway charges (refer note 15).

The Company procured air tickets of Nil (March 31, 2019: USD 829, March 31, 2018: 21,567) as an agent from one of the subsidiaries of Naspers Limited, which operates as a travel product aggregator. The Company earned Nil, (March 31, 2019: Nil and March 31, 2018: 221) from this entity as commission in the current year on procurement of such tickets. Further, the Company also sold hotel room nights of Nil (March 31, 2019: USD 516, and March 31, 2018: 2,731) to this entity and paid commission expense of Nil (March 31, 2019: USD 26, and March 31, 2018: 70).

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

The Company reimbursed expenses of Nil (March 31, 2019: Nil and March 31, 2018: USD 1) against various expenses incurred on behalf of the Company by the subsidiaries of Naspers Limited.

	As at March 31
Balance Outstanding	2019	2020
Funds in transit	8,747	—
Trade and other receivables	70	—

c)	Trip.com and its subsidiaries

	For the year ended March 31
Transactions	2018	2019	2020
Sale of air ticketing^	—	—	1,241
Purchase of air ticketing^	—	—	21,610
Sale of hotel and packages^	—	—	7,734
Purchase of hotel and packages^	—	—	6,451
Commission received	—	—	190
Commission paid	—	—	1,087
Other operating expenses	—	—	1,556

^	represents gross amount booked/charged for the air ticketing and hotel and packages transactions

	As at March 31
Balance Outstanding	2019	2020
Trade and other receivables	—	657
Other trade payables	—	1,138
Prepaid expenses	—	97

(D)	Transactions with equity-accounted investee and its subsidiaries:

a)	Simplotel Technologies Private Limited

In September 2018, 1,181 preference shares held in Simplotel were converted into 2,105 equity shares.

b)	HolidayIQ Pte. Ltd and its subsidiaries

	For the year ended March 31
Transactions	2018	2019	2020
Revenue from air ticketing	36	38	6
Services received	75	—	11

	As at March 31
Balance Outstanding	2019	2020
Contract liability	2	—

During the year ended March 31, 2020, the Group has sold its entire stake in HolidayIQ Pte. Ltd. for total consideration of USD 700.

c)	PasajeBus SpA

In May 2019, the Group has acquired approximately 20.53% equity stake in PasajeBus Spa, by exercising its right which was acquired as a part of business combination.

	For the year ended March 31
Transactions	2018	2019	2020
Ancillary revenue	—	—	110

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

	As at March 31
Balance Outstanding	2019	2020
Trade and other receivables	—	32

40)	LIST OF MATERIAL SUBSIDIARIES

Name of entity	Place of Incorporation	Ownership interest as at March 31, 2019	Ownership interest as at March 31, 2020
1. MakeMyTrip Inc.	Delaware, USA	100%	100%
2. MakeMyTrip (India) Private Limited	India	100%	100%
3. Ibibo Group Holdings (Singapore) Pte. Ltd.	Singapore	100%	100%
4. Ibibo Group Private Limited	India	100%	100%
5. Bitla Software Private Limited	India	100%	100%
6. Quest2Travel.com India Private Limited	India	—	51%

41)	NON-CONTROLLING INTERESTS
(a)

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

(b)

In May 2019, the Group acquired an additional 27.6% equity interest in Empresa Digital Peruana SAC increasing its ownership from 72.4% to 100% for a cash consideration of USD 3,178. The transaction has resulted in increase in accumulated deficit of USD 3,178 forming part of equity attributable to owners of the Company.

42)	CONTINGENCIES

On February 28, 2019, a judgement of the Supreme Court of India interpreting certain statutory defined contribution obligations of employees and employers altered historical understandings of such obligations, extending them to cover additional portions of the employee’s income. However, the judgement isn’t explicit if such interpretation may have retrospective application resulting in increased contribution for past and future years for certain India based employees of the Company. The Company has been legally advised that there are numerous interpretative challenges on the retrospective application of the judgment which results in impracticability in estimation of and timing of payment and amount involved. Also, the Employees’ Provident Fund Organization (EPFO) of the Government of India has issued a circular in August 2019 directing its officers to not sending notices without any primafacie evidence that the notice recipient has arbitrarily bifurcated wages with the intention of avoiding provident fund liability. As a result of lack of implementation guidance and interpretative challenges involved, and also in the light of the circular issued by the EPFO, the Company is unable to reliably estimate the amount involved. Accordingly, the Company shall re-evaluate the amount of provision, if any, on obtaining further clarity on the matter.

43)	SUBSEQUENT EVENT

As a result of the COVID-19 pandemic outbreak, the Group’s businesses, results of operation, financial positions and cash flows were materially and adversely affected at the end of fourth quarter of financial year 2019-20 with continuing impact in the subsequent periods. Travel restrictions, both international as well as domestic, imposed in India materially disrupted revenue lines subsequent to the year end. Such restrictions have continued for the greater part of the subsequent quarter with only some domestic travel and government approved international travel operations commencing in May 2020. This has resulted in revenue declining more than 90% during first quarter of fiscal year 2021. Beginning in April 2020, the Group has implemented various cost saving measures

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

including reduction in compensation, outsourcing costs, various general and administrative costs, and a consequent reduction in the marketing and sales promotion and payment gateway costs, in response to current market conditions. The decline in revenue has been offset by corresponding decline in all direct transaction related expenses such as service cost, marketing and sales promotion expenses and payment gateway charges. As a result of decline in various costs, our result from operating activities is not significantly impacted in the first quarter of fiscal year 2021. Further, based on the liquidity assessment, management believe that the Group has sufficient cash to meet anticipated cash needs, including cash needs for working capital for the foreseeable future. Due to significant uncertainties surrounding the COVID-19 pandemic, travel restrictions remain unpredictable as to their timing and may evolve in response to the COVID-19 evolution in India.

44)	QUARTERLY FINANCIAL DATA (UNAUDITED)

	For the three months ended				Year Ended
	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	March 31, 2020
Revenue
Air ticketing	44,613	45,992	47,911	35,845	174,361
Hotels and packages	68,524	46,763	72,989	47,538	235,814
Bus ticketing	18,321	14,257	17,737	14,694	65,009
Other revenue	10,279	10,945	8,252	6,869	36,345
Total revenue	141,737	117,957	146,889	104,946	511,529
Other income	35	152	781	95	1,063
Service cost
Procurement cost of hotel and packages services	46,123	27,934	43,273	24,074	141,404
Other cost of providing services	3,429	2,818	3,353	3,316	12,916
Personnel expenses	31,157	32,564	31,659	34,456	129,836
Marketing and sales promotion expenses	54,526	40,054	44,994	27,029	166,603
Other operating expenses	41,263	38,072	40,273	65,793	185,401
Depreciation, amortization and impairment	8,172	8,547	8,492	8,471	33,682
Impairment of goodwill	—	—	—	272,160	272,160
Result from operating activities	(42,898)	(31,880)	(24,374)	(330,258)	(429,410)
Loss before tax	(42,624)	(36,597)	(29,599)	(338,726)	(447,546)
Loss for the period	(42,592)	(36,803)	(29,511)	(338,611)	(447,517)

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

	For the three months ended				Year Ended
	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	March 31, 2019
Revenue
Air ticketing	40,448	41,067	43,506	41,693	166,714
Hotels and packages	76,278	44,860	58,204	58,182	237,524
Bus ticketing	15,081	11,846	14,679	12,139	53,745
Other revenue	5,603	5,836	8,426	8,163	28,028
Total revenue	137,410	103,609	124,815	120,177	486,011
Other income	3	78	78	61	220
Service cost
Procurement cost of hotel and packages services	57,261	29,491	37,156	36,916	160,824
Other cost of providing services	3,103	2,962	4,758	1,765	12,588
Personnel expenses	26,961	28,745	29,645	28,216	113,567
Marketing and sales promotion expenses	55,929	44,755	49,696	41,700	192,080
Other operating expenses	32,984	30,961	33,631	35,719	133,295
Depreciation, amortization and impairment	6,718	6,610	6,586	6,903	26,817
Result from operating activities	(45,543)	(39,837)	(36,579)	(30,981)	(152,940)
Loss before tax	(51,196)	(46,995)	(29,493)	(40,939)	(168,623)
Loss for the period	(51,231)	(46,965)	(29,294)	(40,393)	(167,883)

Exhibit Index

1.1	Constitution of MakeMyTrip Limited (Incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

1.2	Terms of Issue of Class B Shares (Incorporated by reference to Exhibit B to Exhibit 99.1 of the proxy statement on Form 6-K (File No. 001-34837) as filed with the SEC on November 22, 2016).

2.1	Form of ordinary share certificate (Incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

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

4.8**	Sixth Amendment to MakeMyTrip 2010 Share Incentive Plan.

4.9

Passenger Sales Agency Agreement dated August 30, 2002 by and between MMT India and each IATA member, represented by the Director General of IATA (Incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

158

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

4.12#

Subscriber Agreement dated August 3, 2017 by and between MMT India and InterGlobe Technologies Quotient Private Limited (Incorporated by reference to Exhibit 4.30 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 20, 2018).

4.13#

Addendum 1 to Subscriber Agreement dated August 3, 2017 by and between MMT India and InterGlobe Technologies Quotient Private Limited (Incorporated by reference to Exhibit 4.31 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 20, 2018).

4.14#

Subscriber Agreement dated August 3, 2017 by and between Ibibo India and InterGlobe Technologies Quotient Private Limited (Incorporated by reference to Exhibit 4.32 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 20, 2018).

4.15#

Addendum 1 to Subscriber Agreement dated August 3, 2017 by and between Ibibo India and InterGlobe Technologies Quotient Private Limited (Incorporated by reference to Exhibit 4.33 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 20, 2018).

4.16

Sanction Letter for Renewal of Working Capital Facilities dated March 30, 2017 by and between MMT India and HDFC Bank (Incorporated by reference to Exhibit 4.23 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on July 23, 2019).

4.17**	Sanction Letter for Renewal of Credit Limits dated August 14, 2019 by and between MMT India and IndusInd Bank Limited.

4.18**	Lease Deed, dated February 18, 2020, by and between DLF Cyber City Developers Limited and MMT India.

8.1**	List of significant subsidiaries of MakeMyTrip Limited.

12.1**	Certification by the Chief Executive Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2**	Certification by the Chief Financial Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1**	Consent of Independent Registered Public Accounting Firm.

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

Notes:

**	Filed herewith
#	Confidential treatment requested at the time of filing or portions of the exhibit have been omitted, as applicable

159