Form 20-F
period 2021-03-31
MakeMyTrip Ltd
filed 2021-07-13
CIK 1495153

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2021

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

Class	Number of Shares Outstanding as of March 31, 2021
Ordinary shares, $0.0005 par value per share (“ordinary shares”)	65,065,075 shares outstanding
Class B convertible ordinary shares, par value $0.0005 per share (“Class B Shares”)	39,667,911 shares outstanding

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
Emerging growth company ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

Yes  ☒            No  ☐

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

Yes  ☐            No  ☐

CONVENTIONS USED IN THIS ANNUAL REPORT

In this Annual Report, we refer to information regarding the travel service industry and our competitors from market research reports, analyst reports and other publicly available sources, including the Directorate General of Civil Aviation, the Indian governmental regulatory body for civil aviation, or the DGCA, App Annie and World Economic Forum.

We conduct our business principally through our Indian subsidiaries, MakeMyTrip (India) Private Limited, or MMT India, and Ibibo Group Private Limited, or Ibibo India, a wholly-owned subsidiary of Ibibo Group Holdings (Singapore) Pte. Ltd. (together with its subsidiaries, including Ibibo India, the “ibibo Group”), which we acquired from MIH Internet SEA Pte. Ltd., or MIH Internet, on January 31, 2017. Our other key operating subsidiaries include ITC Bangkok Co., Ltd., Thailand, the main operating entity of the group of companies known as the ITC Group; Luxury Tours & Travel Pte Ltd, Singapore, or Luxury Tours; Luxury Tours (Malaysia) Sdn. Bhd., or Luxury Tours (Malaysia); MakeMyTrip Inc., or MMT USA; Bitla Software Private Limited, or Bitla; and Quest2Travel.com India Private Limited, or Quest2Travel. In this Annual Report, unless otherwise stated or unless the context otherwise requires, references to “we,” “us,” “our,” “our company” or “our group” are to MakeMyTrip Limited and its subsidiaries collectively, and references to “our holding company” are to MakeMyTrip Limited on a standalone basis.

References to the number of “transactions” for air ticketing, bus, train and hotels and packages in this Annual Report refers to transactions net of cancelations.

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

Solely for the convenience of the reader, this Annual Report contains translations of certain Indian Rupee amounts into US dollars at specified rates. Except as otherwise stated in this Annual Report, all translations from Indian Rupees to US dollars are based on the noon buying rate of Rs. 73.14 per $1.00 in the City of New York for cable transfers of Indian Rupees, as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2021. No representation is made that the Indian Rupee amounts referred to in this Annual Report could have been or could be converted into US dollars at such rates or any other rates. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Unless otherwise indicated, the consolidated statement of profit or loss and other comprehensive income and related notes for fiscal years 2019, 2020 and 2021 and consolidated statement of financial position as of March 31, 2020 and 2021 included elsewhere in this Annual Report have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. References to a particular “fiscal year” are to our fiscal year ended March 31 of that year. Our fiscal quarters end on June 30, September 30, December 31 and March 31. References to a year other than a “fiscal” year are to the calendar year ended December 31. Our financial and operating results for fiscal year 2017 include the financial and operating results of the ibibo Group for the two months ended March 31, 2017 following the completion of our acquisition of the ibibo Group on January 31, 2017 and for the full year in fiscal years 2018, 2019, 2020 and 2021.

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

We evaluate our financial performance in each of our reportable segments based on our key performance indicator, Adjusted Margin, a segment profitability measure, which represents IFRS revenue after adding back customer inducement costs in the nature of customer incentives, customer acquisition costs and loyalty program costs which are reported as a reduction of revenue, and deducting the cost of acquisition of services primarily relating to sales to customers where the company acts as the principal. In fiscal years 2019 and in part of fiscal year 2020, we referred to Adjusted Margin as “Adjusted Revenue”. We believe Adjusted Margin is a more accurate representation reflecting the margins in the business. In fiscal year 2018 and earlier years, this segment profitability measure was referred to as Revenue less Service Cost and calculated as revenue as per IFRS to which certain customer inducement costs recorded as a reduction of revenue are added back, and cost for the acquisition of relevant services and products for sale to customers are deducted. Similarly, in fiscal year 2019, we changed our key performance indicator “Net Revenue Margin” to “Adjusted Revenue Margin”, and at the end of fiscal year 2020, we changed the name of this non-IFRS measure from “Adjusted Revenue Margin” to “Adjusted Margin %”. Net Revenue Margin was calculated as Revenue less Service Cost as a percentage of gross bookings and Adjusted Margin % (previously referred to as Adjusted Revenue Margin) is calculated as Adjusted Margin (previously referred to as Adjusted Revenue) as a percentage of gross bookings. The impact of these changes from Revenue less Service Cost to Adjusted Margin and from Net Revenue Margin to Adjusted Margin % on the comparative numbers for the previous years is not material and accordingly, the Adjusted Margin and Adjusted Margin % information for the years ended March 31, 2017 and 2018 in this Annual Report is our previously reported Revenue less Service Cost and Net Revenue Margin information for such years and have not been adjusted. The presentation of these segment profitability measures and key performance indicators is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our Adjusted Margin and Adjusted Margin % may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

Our Consolidated Statement of Profit or Loss and Other Comprehensive Income reports customer inducement costs as a reduction of revenue in the respective revenue lines. Our revenues are recognized on a “net” basis when we are acting as an agent and on a “gross” basis when we are acting as a principal. See “Item 5. Operating and Financial Review and Prospects — Our Revenue, Service Cost and Other Revenue and Expenses — Revenue.” Income from packages, including income on airline tickets sold to customers as a part of tours and packages is accounted for on a gross basis as the Company controls the services before they are transferred to travelers. Revenue from the packages business which is accounted for on a “gross” basis represents the total amount paid by customers for these travel services and products, while our cost of procuring the relevant services and products for sale to our customers in this business is classified as service cost. We believe that Adjusted Margin reflects the value addition of the travel services that we provide to customers in our packages business where we are the principal and is similar to the revenue on a “net” basis for our air ticketing, hotels, and bus ticketing business where we act as an agent.

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

The IFRS measures most directly comparable to “Adjusted Operating Profit (Loss),” “Adjusted Net Profit (Loss)” and “Adjusted Diluted Earnings (Loss) per Share” are results from operating activities, profit (loss) for the year and diluted earnings (loss) per share, respectively. Each item is more fully explained in “Item 5. Operating and Financial Review and Prospects.” We believe that adjustments to these IFRS measures are representative of operating results of the Company and provide useful information to investors and analysts. A limitation of using Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per Share instead of results from operating profit (loss), net profit (loss) and diluted earnings (loss) per share calculated in accordance with IFRS as issued by the IASB is that these non-IFRS measures exclude a recurring cost, for example, share-based compensation. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per Share. The presentation of these non-IFRS measures is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. For further information and a reconciliation of these non-IFRS measures to the most directly comparable IFRS measures, see “Item 5. Operating and Financial Review and Prospects — Certain Key Performance Indicators and Non-IFRS Measures” elsewhere in this Annual Report.

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
•

the effect of the material weakness that our management had previously identified in our internal control over financial reporting and our ability to implement and maintain effective internal control over financial reporting.

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

A. Selected Consolidated Financial Data

The following selected consolidated statement of profit or loss and other comprehensive income data for fiscal years 2019, 2020 and 2021 and the selected consolidated statement of financial position data as of March 31, 2020 and 2021 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report.

The selected consolidated statement of profit or loss and other comprehensive income data for fiscal years 2017 and 2018 and the selected consolidated statement of financial position data as of March 31, 2017, 2018 and 2019 have been derived from our audited consolidated financial statements not included in this Annual Report. Our financial and operating results for fiscal year 2017 include the financial and operating results of the ibibo Group for the two months ended March 31, 2017 following the completion of our acquisition of the ibibo Group on January 31, 2017, and for the full year in fiscal years 2018, 2019, 2020 and 2021. The financial data set forth below should be read in conjunction with, and is qualified by reference to, “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and notes thereto included elsewhere in this Annual Report. Our consolidated financial statements are prepared and presented in accordance with IFRS as issued by the IASB. Our historical results do not necessarily indicate results expected for any future period.

	Fiscal Year Ended March 31,
	2017	2018	2019	2020	2021
	(in thousands, except per share data and share count)
Consolidated Statement of Profit or Loss and Other Comprehensive Income Data:
Revenue:
Air ticketing	$118,514	$167,391	$166,714	$174,361	$57,013
Hotels and packages	314,254	439,963	237,524	235,814	67,976
Bus ticketing(1)	5,615	50,932	53,745	65,009	24,895
Other revenue	9,233	16,970	28,028	36,345	13,556
Total revenue	447,616	675,256	486,011	511,529	163,440
Other income	363	435	220	1,063	3,672
Service cost:
Procurement cost of hotels and packages services	(173,919)	(169,347)	(160,824)	(141,404)	(19,146)
Other cost of providing services	—	(6,530)	(12,588)	(12,916)	(3,162)
Personnel expenses	(73,736)	(114,157)	(113,567)	(129,836)	(105,661)
Marketing and sales promotion expenses	(224,424)	(451,818)	(192,080)	(166,603)	(22,741)
Other operating expenses	(81,585)	(120,566)	(133,295)	(185,401)	(51,075)
Depreciation, amortization and impairment	(20,077)	(32,712)	(26,817)	(33,682)	(33,010)
Impairment of goodwill	(9,625)	—	—	(272,160)	—
Results from operating activities	(135,387)	(219,439)	(152,940)	(429,410)	(67,683)
Net finance income (costs)	26,979	1,288	(4,870)	(18,071)	7,302
Impairment in respect of an equity-accounted investee	—	—	(9,926)	—	—
Share of loss of equity- accounted investees	(1,702)	(1,998)	(887)	(65)	(168)
Loss before tax	(110,110)	(220,149)	(168,623)	(447,546)	(60,549)
Income tax benefit (expense)	(193)	(91)	740	29	4,507
Loss for the year	$(110,303)	$(220,240)	$(167,883)	$(447,517)	$(56,042)
Loss per share (including Class B Shares):
Basic	$(2.09)	$(2.18)	$(1.61)	$(4.26)	$(0.52)
Diluted	$(2.09)	$(2.18)	$(1.61)	$(4.26)	$(0.52)
Weighted average number of shares outstanding (including Class B Shares):
Basic	52,607,986	100,394,080	103,989,421	105,190,507	106,797,245
Diluted	52,607,986	100,394,080	103,989,421	105,190,507	106,797,245

(1)

Until March 31, 2018, for internal reporting purposes, our “Bus Ticketing” revenue was included under the “Other” segment. Effective April 1, 2018, we changed the composition of our operating segments which resulted in “Bus Ticketing” being reported as a separate segment. Following this change in the composition of our reportable segments, we restated the corresponding items of segment information for fiscal years 2017 and 2018.

The following table sets forth a summary of our consolidated statement of financial position as of March 31, 2017, 2018, 2019, 2020 and 2021:

	As of March 31,
	2017	2018	2019	2020		2021
	(in thousands)
Consolidated Statement of Financial Position Data:
Trade and other receivables, net	$37,284	$58,315	$55,462	$56,065		$27,331
Term deposits	95,673	202,335	134,133	38,030		154,868
Cash and cash equivalents	101,704	187,647	177,990	129,881		295,066
Net current assets	128,787	340,614	236,075	99,151		306,985
Total assets	1,544,784	1,765,456	1,570,286	1,083,211		1,309,010
Total equity	1,405,462	1,558,932	1,357,368	862,292		891,187
Loans and borrowings	749	652	707	25,584	(1)	203,955	(1)
Trade and other payables	121,563	181,430	110,970	70,747		53,581
Total liabilities	139,322	206,524	212,918	220,919		417,823
Total equity and liabilities	$1,544,784	$1,765,456	$1,570,286	$1,083,211		$1,309,010

(1)

Includes $15.6 million as at March 31, 2021 (March 31, 2020: $24.6 million) of lease liabilities on account of adoption of IFRS 16 Leases from April 1, 2019. See Note 28 to the accompanying consolidated financial statements in Item 18 for more information.

Other Data:

The following table sets forth, for the periods indicated, certain selected consolidated financial and other data:

	Fiscal Year Ended March 31,
	2017	2018	2019	2020	2021
	(in thousands, except percentages)
Unit Metrics(1)
Air Ticketing - Flight segments(2)	20,560	33,339	39,485	42,054	15,019
Hotels and Packages - Room nights(3)	10,535	21,911	26,611	29,647	8,538
Standalone Hotels - Online(4) - Room nights(3)	9,102	20,998	25,911	29,043	8,435
Bus Ticketing - Travelled tickets	5,479	39,570	61,464	78,582	26,717

Adjusted Margin:(5)
Air Ticketing	$118,514	$202,064	$234,153	$249,720	$80,233
Hotels and Packages	140,335	313,684	351,615	360,116	67,482
Bus Ticketing(6)	5,615	44,402	58,825	75,637	22,850
Others	9,233	16,970	28,831	37,947	13,566

Gross Bookings:(7)
Air Ticketing	$1,545,152	$2,704,522	$3,214,545	$3,581,267	$980,841
Hotels and Packages	745,136	1,389,623	1,515,464	1,626,732	376,444
Bus Ticketing	63,273	496,920	716,135	885,736	278,157
Adjusted Margin %:(8)
Air Ticketing	7.7%(9)	7.5%	7.3%	7.0%	8.2%
Hotels and Packages	18.8%	22.6%	23.2%	22.1%	17.9%
Bus Ticketing	8.9%	8.9%	8.2%	8.5%	8.2%

Notes:

(1)

In fiscal year 2019, we discontinued tracking of our number of air ticketing and hotels and packages transactions as measures of our business performance in our air ticketing and hotels and packages segments. Instead, we began tracking flight segments in our air ticketing business, room nights in our hotel and packages business and travelled tickets in our bus ticketing business. Information on these measures for fiscal years 2017 and 2018 have been presented in accordance with the measures of business performance that we adopted in fiscal year 2019, for comparative purposes.

(2)	A “flight segment” is a flight between two cities, whether or not such flight is part of a larger or longer itinerary.
(3)

“Room nights,” also referred to as a “hotel-room nights,” is the total number of hotel rooms occupied by a customer or group, multiplied by the number of nights that such customer or group occupies those rooms.

(4)	“Standalone Hotels – Online” are Standalone Hotels booked on desktops, laptops, mobiles and other online platforms. Hotels and Packages – Room nights includes Standalone Hotels – Online – Room nights.
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

The following table reconciles our revenue (an IFRS measure) to Adjusted Margin (a segment profitability measure):

	Air Ticketing					Hotels and Packages
	Fiscal Year Ended March 31,					Fiscal Year Ended March 31,
	2017	2018	2019	2020	2021	2017	2018	2019	2020	2021
	(in thousands)
Revenue as per IFRS(a)	$118,514	$167,391	$166,714	$174,361	$57,013	$314,254	$439,963	$237,524	$235,814	$67,976
Add: Customer inducement costs recorded as a reduction of revenue	—	34,673	68,632	75,779	23,513	—	43,068	274,915	265,706	18,652
Less: Service Cost as per IFRS	—	—	1,193	420	293	173,919	169,347	160,824	141,404	19,146
Adjusted Margin	$118,514	$202,064	$234,153	$249,720	$80,233	$140,335	$313,684	$351,615	$360,116	$67,482

	Bus Ticketing					Others
	Fiscal Year Ended March 31,					Fiscal Year Ended March 31,
	(in thousands)
	2017	2018	2019	2020	2021	2017	2018	2019		2020		2021
Revenue as per IFRS(a)	$5,615	$50,932	$53,745	$65,009	$24,895	$9,233	$16,970	$28,028		$36,345		$13,556
Add: Customer inducement costs recorded as a reduction of revenue	—	—	13,950	17,688	667	—	—	861		1,985		76
Less: Service Cost as per IFRS	—	6,530	8,870	7,060	2,712	—	—	58	[b]	383	[b]	66	[b]
Adjusted Margin	$5,615	$44,402	$58,825	$75,637	$22,850	$9,233	$16,970	$28,831		$37,947		$13,566

“a” Effective April 1, 2018, we adopted the new revenue recognition standard IFRS 15, where customer inducement costs have been recorded as a reduction of revenue. We have adopted the new standard by using the cumulative effect method and accordingly the comparative information has not been restated.

“b” Loyalty program costs amounting to $2.5 million, $5.1 million and $0.09 million have been excluded from service cost for the fiscal years 2019, 2020 and 2021, respectively, relating to “Others”.

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

An outbreak of a novel strain of coronavirus, or SARS-CoV-2, which causes the COVID-19 disease, was identified in December 2019 and was subsequently recognized as a pandemic by the World Health Organization on March 11, 2020. The COVID-19 pandemic has severely restricted the level of economic activity around the world, and the travel and tourism sector is one of the sectors that have been impacted most severely. In response to the COVID-19 pandemic, the government in India and governments in many countries and regions have implemented containment measures, such as imposing lockdowns and restrictions on travel and business operations and advising or requiring individuals to drastically limit the time spent outside of their homes. The ability to travel has been curtailed by city, state and national border closures, mandated travel restrictions and limited operations of airlines and hotels. Many of our customers and suppliers, including hotels and airlines, drastically curtailed their service offerings or ceased operations entirely. These measures are being continuously re-evaluated by the relevant authorities, and whether these measures are eased, continued or increased is outside of our control or ability to predict.

The measures implemented to contain and mitigate the COVID-19 pandemic have had, and are currently expected to continue to have, a significant negative effect on our business, financial condition, results of operations and cash flows. Further, we cannot predict the impact that the pandemic and its mitigation measures will continue to have in India or elsewhere, may have on our business, financial condition, results of operations and cash flows. In the fourth quarter of fiscal year 2020, we experienced, and expect to continue to experience, a significant decline in travel demand resulting in significant customer cancellations and refund requests and reduced new orders relating to international and domestic travel and lodging. We observed a significant decrease in supply of domestic transportation tickets and international air tickets in response to comprehensive containment measures in India and international regions. In the fourth quarter of fiscal year 2020, as a result of the significant negative impact related to the COVID-19 pandemic on the travel industry, our stock price and market capitalization, we performed a quantitative assessment of goodwill and, following that assessment, we recorded an impairment charge of our goodwill amounting to $272.2 million primarily related to our Goibibo business, which we had acquired in fiscal year 2017.

As a result of the COVID-19 pandemic outbreak, the Group’s businesses, results of operation, financial positions and cash flows were materially and adversely affected at the end of fourth quarter of fiscal year 2020 and for the full fiscal year 2021 with continuing impact in the subsequent periods. Domestic and international travel restrictions imposed in India materially disrupted our revenue lines after the fiscal year end 2020. Such restrictions have continued for the greater part of the first quarter of fiscal year 2021 with only some domestic travel and government approved international travel operations commencing in June 2020. From April 2020, we implemented various cost saving measures in response to current market conditions. These include compensation cuts of up to 100% of salary for our Group Executive Chairman and Group CEO, approximately 50% salary reductions for the rest of the senior management team and smaller reductions for the rest of our managerial positions for a large part of the first half of fiscal year 2021. We significantly reduced our outsourced teams at our call centers and our offline team managing corporate events, optimized our IT infrastructure costs, our office costs and various other general and administrative expenses. In addition to reductions in fixed costs, we reduced our variable costs such as marketing and sales promotions and payment gateway costs. We had also cancelled all discretionary expenses such as events, trainings and brand building. In light of our shift away from offline sales channels as well as continuing effort to optimize fixed costs, we closed our company-owned travel stores and airport counters in India in fiscal year 2021.

With the commencement of a phased rollout of vaccines in India from January 16, 2021, we witnessed significant recovery in domestic travel demand, with significant sequential quarter on quarter improvements across all our lines of business. However, towards the end of the fourth quarter of fiscal year 2021, India witnessed a rapid resurgence of daily recorded case counts, resulting in a second wave of COVID-19 cases, with several state governments imposing lockdowns and travel restrictions, which has resulted in the significant decline in our revenue. Such restrictions remain unpredictable as to their timing and may evolve in response to the evolution of the COVID-19 pandemic in India. We currently expect the impact of the second wave of COVID-19 pandemic on our financial results to have a material impact on our revenue for the first quarter of fiscal year 2022. The extent of the effects of the COVID-19 pandemic on our business, results of operations, cash flows and growth prospects remain uncertain and would be dependent on future developments. These include, but are not limited to, the severity, extent and duration of the pandemic, its impact on the travel industries and consumer spending, rates of vaccination and the effectiveness of vaccinations against various mutations or variants of the COVID-19 pandemic. While many countries have begun the process of vaccinating their residents against COVID-19 pandemic, the large scale and challenging logistics of distributing the vaccines, efficacy of the vaccines against new mutations or variants of the virus and other factors may contribute to delays in economic recovery.

Our business and the travel industry in general is particularly sensitive to reductions in personal and business-related discretionary travel and spending levels. The COVID-19 pandemic could continue to impede global economic activity, even as restrictions are lifted, leading to decreased per capita income and disposable income, increased and prolonged unemployment or a decline in consumer confidence, change in consumer behavior and preferences, all of which could significantly reduce discretionary travel and spending by individuals and businesses. In turn, that could have a negative impact on demand for our services and could lead us, our suppliers or our competitors to reduce prices or offer incentives to attract travelers, despite already operating in a highly competitive industry. Such circumstances or developments could have a material adverse impact on our business, financial condition, results of operations and cash flows. We cannot reasonably estimate the impact of the COVID-19 pandemic on our future revenues, results of operations, cash flows, liquidity or financial condition, but such impact has been and will likely continue to be significant for the foreseeable future.

Declines or Disruptions in the Travel Industry Could Adversely Affect Our Business and Financial Performance.

Our business and financial performance is affected by the health of the travel industry in India and worldwide, including changes in supply and pricing. Events specific to the travel industry that could negatively affect our business include changes in the commercial aviation landscape, fare increases, travel-related strikes, aviation accidents or labor unrest, general civil unrest, fuel price volatility and bankruptcies or liquidations of our suppliers. For example, the COVID-19 pandemic has had a significant negative impact on the travel industry in India, including our business, and around the world. For March 2020, the global travel industry was severely disrupted by the COVID-19 pandemic, which resulted in significant travel cancellations and a steep reduction of domestic and international travel. In India, virtually all travel was halted due to the nationwide stay at home orders put in place by the Indian government to slow down the spread of the virus.  Although we observed a gradual increase in travel activity and supplier capacity from late May 2020, a second wave of COVID-19 cases has resulted in a significant decline in travel sentiment since March 2021. We expect to observe continued volatility in relation to travel sentiment at least until a significant proportion of the population in India has been vaccinated. Even if domestic and international air passenger traffic begins to return to pre-pandemic levels, public health and safety regulations or restrictions imposed in India or elsewhere and other factors may delay or impede recovery in the travel industry. For more information, see “– The COVID-19 pandemic has had, and is expected to have, a material adverse effect on the travel industry and our business, financial condition, results of operations and cash flows.”

Political and social unrest, including in India, the Middle East, Southeast Asia, Europe and the Maldives has also adversely impacted travel to and within India at times in the past. Such events, particularly in the Middle East, also impact crude oil prices, which may have an adverse impact on the travel industry globally, including our business. Sudden disruptions in travel have also followed terrorist attacks carried out internationally, such as in the United States, Sri Lanka, Paris, Brussels and the United Kingdom, as well as domestically in India. Adverse weather conditions or other natural disasters, such as May 2021 cyclones in western and eastern regions of India, the April 2019 cyclone in Odisha (India), the April 2015 Nepal earthquake, the September 2014 Kashmir (India) floods and pandemic situations. In addition, the drop in the average value of the Indian Rupee as compared to the US dollar in the last few fiscal years has adversely impacted the Indian travel industry as it made travel for Indian consumers outside of India more expensive.

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

Additionally, our business is sensitive to safety concerns, and thus our business has in the past declined and may in the future decline after incidents of actual or threatened terrorism, during periods of political instability or conflict or during other periods in which travelers become concerned about safety issues, including as a result of natural disasters such as tsunamis or earthquakes or when travel might involve health-related risks, such as the COVID-19 pandemic, Ebola virus disease, Middle East respiratory syndrome, the influenza A virus (H1N1), avian flu (H5N1 and H7N9), Severe Acute Respiratory Syndrome, the Zika virus or other epidemics or pandemics. In addition, there may be work stoppages or labor unrest at airlines or airports. Acts of terrorism and adverse weather conditions or other natural disasters such as those mentioned above may also in the future have a negative impact on our tourism business. Hotels, airlines, airports and cruises have in recent years been the subject of terrorist attacks in India, Spain, Egypt, Russia, Turkey, Sri Lanka, France, Belgium and the United Kingdom. Such events are outside our control and could result in a significant decrease in demand for our travel services. Any such decrease in demand, depending on its scope and duration, together with any other issues affecting travel safety, could significantly and adversely affect our business and financial performance over the short and long term. The occurrence of such events could result in disruptions to our customers’ travel plans and we may incur additional costs and constrained liquidity if we provide relief to affected customers by not charging cancellation fees or by refunding the cost of airline tickets, hotel reservations and other travel services and products. If there is a prolonged substantial decrease in travel volumes, for these or any other reasons, our business, financial condition and results of operations would be adversely affected.

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

If We Are Unable to Maintain Existing, and Establish New, Arrangements with Travel Suppliers, Our Business May Be Adversely Affected.

Our business is dependent on our ability to maintain our relationships and arrangements with existing suppliers, such as airlines which supply air tickets to us directly, Amadeus IT Group SA, Travelport Worldwide Ltd and Trip.com (our majority shareholder), our global distribution system, or GDS, service providers, Indian Railways, hotels, hotel suppliers and destination management companies, bus operators and car hire companies, as well as our ability to establish and maintain relationships with new travel suppliers. In addition, we rely on a limited number of travel suppliers and aggregators to provide the majority of our accommodation and other travel products in markets outside India. A substantial portion of our Revenue and Adjusted Margin is derived from fees and commissions negotiated with travel suppliers for bookings made through our websites, mobile platforms or via our other distribution channels. Adverse changes in existing arrangements, including an inability by any travel supplier to fulfill their payment obligation to us in a timely manner, increasing industry consolidation or our inability to enter into or renew arrangements with such parties on favorable terms, could reduce the amount, quality, pricing and breadth of the travel services and products that we are able to offer, which could adversely affect our business and financial performance. For example, we have experienced short-term disruptions in the supply of tickets from domestic airlines in the past.

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

The COVID-19 pandemic has had a significant negative impact on the travel industry in India, including our business, and around the world. For more information, see “Risk Factors – Risks Relating to Us and Our Industry – The COVID-19 pandemic has had, and is expected to have, a material adverse effect on the travel industry and our business, financial condition, results of operations and cash flows.” The COVID-19 or any similar pandemic may also result in interruptions to the operation of our suppliers, which could in turn adversely affect our ability to provide certain services to our customers.

Over the last few years, the domestic airlines in India have reduced the base commissions paid to travel agencies, which has had an adverse impact on our business. In addition, rising competition in the Indian travel market prompted us to significantly increase our spending on marketing and sales expenses to promote transactions on our mobile platforms in India and to promote our non-air ticketing business. Any consolidation in the airline industry involving our suppliers may also adversely affect our existing relationships and arrangements with such suppliers.

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

We Have Sustained Operating Losses in the Past and May Continue to Experience Operating Losses in the Future.

We sustained operating losses in fiscal years from 2013 to 2021 and in all our fiscal years prior to and including fiscal year 2010. While we generated operating profits in fiscal years 2011 and 2012, there can be no assurance that we will be able to return to profitability or that we can avoid operating losses in the future. We expect to continue making investments in mobile technology, marketing and sales promotion (including brand building) and customer acquisition programs and expanding our hotels and packages offerings as part of our long-term strategy to increase the net revenue contribution of our hotels and packages business and to increase the share of outbound travel from India. The degree of increases in these expenses will be largely based on anticipated organizational growth and revenue trends, the competitive environment, pricing trends and trends in online penetration of the Indian travel market. As a result, any decrease or delay in generating additional sales volumes and revenue could result in substantial operating losses in recent years we made significant investments in our ongoing customer inducement and acquisition programs, such as cash incentives and select loyalty program incentive promotions, to accelerate growth in our standalone hotel booking business in response to increased competition in the domestic travel market in India. This was the primary factor that resulted in our operating loss of $(152.9) million and $(429.4) million (of which $(302.9) million was the result of an impairment of goodwill and provision for litigations), in fiscal years 2019 and 2020, respectively. Further in fiscal year 2021, we curtailed our marketing and sales promotions expenses in response to lower travel demand due to the COVID-19 pandemic and reported operating loss of $(67.7) million.

The Travel Industry in India and Worldwide is Highly Competitive, and We May Not Be Able to Effectively Compete in the Future.

The market for travel services and products is highly competitive. We compete with established and emerging providers of travel services and products, including other online travel agencies such as Yatra.com, Booking.com, Cleartrip.com, EaseMyTrip.com, Airbnb.co.in and Expedia.com, and offline traditional travel agencies, tour operators and travel suppliers. We also face potential competition from payment platforms, online marketplaces, search engines and intermediaries that also offer travel services. Many large, established internet search engines who offer travel services and meta-search companies who can aggregate travel search results also compete with us for customers. Consumers may favor travel services offered by meta-search platforms or search companies over online travel companies such as ours, which could reduce traffic to our online platforms and require us to further increase our expenditures on marketing and other customer acquisition. The Indian market is highly competitive, and current and new competitors may be able to launch new services at a lower cost. In the hotels and packages segment, we primarily compete with traditional travel players such as Thomas Cook, Travel Triangle and others in packages offerings, as well as online travel agencies in the case of standalone hotel bookings and new entrants.

Factors affecting our competitive success include, among other things, price, availability and breadth of choice of travel services and products, brand recognition, customer service, fees charged to travelers, ease of use, accessibility and reliability. Certain of our competitors have launched brand marketing campaigns to increase their visibility with customers. In addition, many large hotel chains and Over the Counter chains have launched initiatives, such as increased discounting and incentives, to encourage consumers to book accommodations through their websites. Discounting and couponing coupled with a high degree of consumer shopping behavior is particularly common in Asian markets we operate in, while brand loyalty in such markets is less important. In some cases, our competitors are willing to make little or no profit on a transaction, or offer travel services at a loss, in order to gain market share. Some of our competitors have significantly greater financial, marketing, personnel and other resources than us and certain of our competitors have a longer history of established businesses and reputations in the Indian travel market (particularly in the hotels and packages business) as compared with us. From time to time, we may be required to reduce service fees and commissions charged to suppliers in order to compete effectively and maintain or gain market share.

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

We Have Incurred and May Continue to Incur Significant Expenses to Grow Our Businesses, Including Marketing and Sales Promotion Expenses.

In order to drive our growth strategy in the hotels business, in the past we have incurred increased marketing and sales promotion expenses. Over the last few years, we have also made significant investments in customer acquisition through our customer inducement programs such as cash incentives and select loyalty program incentive promotions, to accelerate growth in our standalone hotel booking business in response to increased competition in the domestic travel market in India. We may continue to incur such expenses in future, including expenses associated with our strategy of converting our traditional offline customers into online customers. We have incurred and expect to continue to incur expenses associated with customer inducement and acquisition programs in our hotels and packages business to offer cash incentives and select loyalty program incentive promotions from time to time on our booking platforms. We may also increase our marketing and sales promotion expenses as a result of our expansion into new markets and such expenses may not be offset by increased revenue particularly at the initial commencement of business in these new markets. We may also be required to lower our fees and commissions charged to hotel suppliers to retain and increase our market share in response to competitors that are able to negotiate better rates and higher performance linked and other incentives from such suppliers, including new entrants with greater financial resources than us. We may also incur increasing marketing and sales promotion expenses as we grow our redBus business in India as well as overseas (which we acquired as part of our acquisition of the ibibo Group), and which competes with, among others, Abhibus, Paytm and other regional competitors. Such expenses and any loss of revenue from competitive pressures may adversely affect our business, financial condition and results of operations.

In the past, we identified a material weakness in our internal control over financial reporting. We cannot assure you that additional material weaknesses will not be identified in the future. Our failure to implement and maintain effective internal control over financial reporting could result in material misstatements in our financial statements which could require us to restate financial statements in the future, cause investors to lose confidence in our reported financial information and have a negative effect on our stock price.

In connection with our management’s assessment of the effectiveness of our internal control over financial reporting for fiscal year 2020, our management identified a material weakness in our internal control over financial reporting and had concluded that as of March 31, 2020, our disclosure controls and procedures and internal control over financial reporting were not effective. In the fourth quarter of fiscal year 2020, as a result of the significant negative impact related to COVID-19 pandemic on the travel industry and our stock price and market capitalization, we performed a quantitative assessment of goodwill and, following that assessment, we recorded an impairment charge of our goodwill amounting to $272.2 million, primarily related to our Goibibo business, which we had acquired in fiscal year 2017. Forecast financial information produced to support Goibibo’s annual business planning process is a key data input into the impairment assessment. While the COVID-19 pandemic has made it challenging to forecast financial information in the travel industry, the controls associated with the business planning process were not effective to mitigate the risk of material misstatement. Specifically, controls over development and review of forecast financial information including related assumptions used in goodwill impairment testing did not operate as designed to address the related risks of material misstatement. Our management had determined that this deficiency constituted a material weakness in internal control over financial reporting as of March 31, 2020, based on our evaluation under the criteria in Internal Control — Integrated Framework (May 2013) issued by the COSO. Accordingly, management concluded that we did not maintain effective internal control over financial reporting as of March 31, 2020.

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
•

process bus ticket bookings, car rental reservations and services under Experiences, a category of services that allows our users to buy tickets to attractions, dinners and many other travel and local activities in their region;

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

There can be no assurance that our investments and acquisitions will achieve their anticipated benefits. We may not be able to integrate acquired operations, personnel and technologies successfully or effectively manage our combined business following the acquisition. Our investments and acquisitions may subject us to uncertainties and risks, including potential ongoing and unforeseen or hidden liabilities, diversion of management resources and cost of integrating acquired businesses. We may also experience difficulties and additional expenses associated with supporting legacy products and hosting infrastructure of the acquired business and retaining suppliers and customers of the acquired business. For example, we acquired a group of companies known as the Hotel Travel Group in 2012, but significantly reduced their operations and recognized an impairment of goodwill and brands of $14.6 million in fiscal year 2017. In addition, in the fourth quarter of fiscal year 2020, we performed a quantitative assessment of goodwill and, following that assessment, we recorded an impairment charge of our goodwill amounting to $272.2 million primarily related to our Goibibo business, which we had acquired in fiscal year 2017, though this non-cash charge does not affect our long-term operating plans for the Goibibo brand. We plan to continue driving synergies across our portfolio of multiple brands on the path of disciplined and financially sustainable growth while making appropriate investments to drive online penetration in various travel segments to support the long-term growth of our company, including the Goibibo brand.

We may not succeed in implementing our strategy of growth through strategic investments and acquisitions in the future, as it is subject to many factors, which are beyond our control, including our ability to identify, attract and successfully execute suitable acquisition opportunities and partnerships. Any failure to achieve the anticipated benefits of our past investments and acquisitions or to consummate new investments and acquisitions in the future could negatively impact our ability to compete in the travel industry and have a material adverse effect on our business.

For details on our investments and acquisitions, see “Item 4. Information On the Company — History and Development of our Company — Investments and Acquisitions.”

Our Results of Operations Are Subject to Fluctuations in Currency Exchange Rates.

Our presentation currency is the US dollar. However, the functional currency of MMT India and Ibibo India, our key operating subsidiaries, is the Indian Rupee. We receive a substantial portion of our revenue in Indian Rupees and most of our costs are incurred in Indian Rupees. Any fluctuation in the value of the Indian Rupee against the US dollar, such as the approximately 4.3% depreciation in the average value of the Indian Rupee as compared to the US dollar in fiscal year 2021 as compared to the average value of the Indian Rupee against the US dollar in fiscal year 2020, will affect our results of operations. The drop in the average value of the Indian Rupee as compared to the US dollar in fiscal years 2020 and 2021 adversely impacted the Indian travel industry as it made outbound travel for Indian consumers more expensive. In addition, our exposure to foreign exchange risk also arises in respect of our non-Indian Rupee-denominated trade and other receivables, trade and other payables, and cash and cash equivalents.

Based on our operations in fiscal year 2021, a 10.0% appreciation of the US dollar against the Indian Rupee as of March 31, 2021, assuming all other variables remained constant, would have increased our loss for fiscal year 2021 by $19.1 million. Similarly, a 10.0% depreciation of the US dollar against the Indian Rupee as of March 31, 2021, assuming all other variables remained constant, would have decreased our loss for fiscal year 2021 by $19.1 million.

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

We outsource our call center service for sales for all international flights and for post-sales customer service support for all flights (domestic and international), hotel reservations and packages, and rail and bus ticketing, as well as back office fulfillment and ticketing services, to various third parties in India. If our outsourcing service providers experience difficulty meeting our requirements for quality and customer service standards, our reputation could suffer and our business and prospects could be adversely affected. Our operations and business could also be materially and adversely affected if our outsourcing service providers face any operational or system interruptions.

Further, many of our contracts with outsourcing service providers are short-term or have short notice periods. For example, our agreements with each of our call center providers may be terminated by either party on relatively short notice ranging from 30 to 90 days. In the event one or more of our contracts with our outsourcing service providers is terminated on short notice, we may be unable to find alternative outsourcing service providers on commercially reasonable terms, or at all. Further, the quality of the service provided by a new or replacement outsourcing service provider may not meet our requirements, including during the transition and training phase. Hence, termination of any of our contracts with our outsourcing service providers could cause a decline in the quality of our services, disrupt, and adversely affect our business results of operations and financial condition. Beginning in April 2020, we have also significantly reduced our outsourced teams at our call centers and our offline team managing corporate events in response to the lower travel demand due to the COVID-19 pandemic.

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

We believe continued investment in our brands, “MakeMyTrip,” “Goibibo,” and “redBus,” is critical to retain and expand our business. We believe that our brands are well respected and recognized in the Indian travel market. We have invested in developing and promoting our brand and expect to continue to spend on maintaining our brand’s value to enable us to compete against increased spending by our competitors, as well as against emerging competitors, including search engines and meta-search engines, and to allow us to expand into new geographies and products where our brand is not well known. There is no assurance that we will be able to successfully maintain or enhance consumer awareness of our brands. Even if we are successful in our branding efforts, such efforts may not be cost-effective. If we are unable to maintain or enhance consumer awareness of our brands and generate demand in a cost-effective manner, it would negatively impact our ability to compete in the travel industry and would have a material adverse effect on our business. Negative events or circumstances could also adversely affect consumer perception and the value of our brands. See also “— We Cannot Be Sure That Our Intellectual Property Is Protected from Copying or Use by Others, Including Current or Potential Competitors, and We May Be Subject to Third Party Claims for Intellectual Property Rights Infringement.”

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

Our International Operations Involve Additional Risks.

We have been operating in the United States since 2000, servicing mainly the air ticketing needs of non-resident Indians in the United States traveling inbound to India. We launched our website in the United Arab Emirates in December 2009. We need to continue to tailor our services and business model to the unique circumstances of such markets to succeed, including building new supplier relationships and customer preferences. We have also expanded, and intend to continue to expand, our business in other new markets, particularly those with a significant non-resident Indian population as well as those with proximity to India or favored by Indian travelers. We had previously entered into new geographies in Southeast Asia, in Europe and in Latin America through our acquisitions of Luxury Tours, the Hotel Travel Group, the EasyToBook Group, the ITC Group, Busportal entities in Peru and Colombia. These acquisitions have not always yielded the benefits that we anticipated. For example, after we acquired the Hotel Travel Group in 2012, we significantly reduced its operations and recognized an impairment of goodwill and brands of $14.6 million in fiscal year 2017. Adapting our practices and models effectively to the supplier and customer preferences in these, or other, new markets could be difficult and costly and could divert management and personnel resources. We could also face additional regulatory requirements in these, or other new markets, which could be onerous. We cannot assure you that we will be able to efficiently or effectively manage the growth of our operations in these, or other, new markets.

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

Our Business Could Be Negatively Affected by Changes in Search Engine Logic.

A portion of the traffic to our websites is driven by Google, and, to a lesser extent, we use other search and meta-search websites and social websites to generate traffic to our websites, principally through pay-per-click advertising campaigns. The pricing and operating dynamics on these search and metasearch websites can experience rapid change commercially, technically and competitively. For example, Google frequently updates and changes the logic, which determines the placement and display of its search results, such that the placement of links to our websites can be negatively affected and our costs to improve or maintain our placement in search results can increase. Changes by Google in how it presents travel search results, including its promotion of its travel metasearch services, or the manner in which it conducts the auction for placement among search results, may be competitively disadvantageous to us and may impact our ability to efficiently generate traffic to our websites, which in turn would have an adverse effect on our business, market share and results of operations. Similarly, changes by our other search and meta-search partners in how they present travel search results or the manner in which they conduct the auction for placement among search results may be competitively disadvantageous to us and may impact our ability to efficiently generate traffic to our websites.

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

The security of data when engaging in electronic commerce is essential to maintaining consumer and travel service provider confidence in our services. Any security breach whether instigated internally or externally on our systems or third-party systems upon which we are dependent could significantly harm our business, financial condition, results of operations, brands and market share. It is possible that computer circumvention capabilities or other developments, including our own acts or omissions, could result in a breach of our security systems and compromise of consumer or other third-party data that we store and process. For example, third parties may attempt to fraudulently induce employees, travel service provider partners or customers to disclose user names, passwords, credit card details or other sensitive information, which may in turn be used to access our information technology systems or to defraud our partners or customers. We have previously experienced targeted and organized attacks, including website attacks, phishing scams and denial of service and it is possible that we may experience more in the future. These risks are likely to increase as we expand our offerings, integrate our products and services, and store and process more data, including personal information. Our efforts to protect information from unauthorized access may be unsuccessful or may result in the rejection of legitimate attempts to book reservations through our services, any of which could result in lost business and materially adversely affect our business, financial condition, results of operations and reputation.

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

We have agreements with banks and certain companies that process customer credit card transactions for the facilitation of customer bookings of travel services from our travel suppliers. We may be liable for accepting international fraudulent credit cards on our websites. In fiscal year 2021, we incurred losses of $0.08 million due to unauthorized credit card transactions and refunds related to disputed settlements. These losses pertained to credit card or digital commerce fraud committed by third parties on our websites primarily through the purchase of air tickets and hotels and packages products using fraudulent credit cards. We may also be subject to other payment disputes with our customers for such sales. If we are unable to combat the use of fraudulent credit cards, our revenue from such sales would be susceptible to demands from the relevant banks and credit card processing companies, and our results of operations and financial condition could be adversely affected.

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

Our key logos are also registered trademarks in India, including “MakeMyTrip,” “MMT Black,” “MMT Double Black,” “MakeMyTripMyBusiness,” “go-mmt,” “GoStays,” “GoIbibo,” “Ibibo,” “MAKEMY,” and “redbus.in.”

In fiscal year 2021, a series of new trademark applications were filed, some of which have also been registered. Additionally, to protect the marks of MakeMyTrip, Goibibo and redBus, we file objections before the trademark registry from time to time against deceptively similar trademarks.

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

The Taxation Laws (Amendment) Act, 2019 received the assent of the President on December 11, 2019 and were published in the Gazette of India on December 12, 2019, which provides an option for companies to opt for reduced corporate tax rate of 22% (plus surcharge and cess) provided that they do not claim prescribed benefits under the provisions of the Income Tax Act. In addition, such companies shall not be required to pay Minimum Alternative Tax. The Company has opted for reduced tax rate for subsidiaries. The Government of India has rolled out comprehensive national goods and services tax, or GST, law that combines taxes and levies by the Central and State Governments into a unified tax structure with effect from July 1, 2017. The implementation of GST has significant impact on overall tax computation and compliance. We have implemented necessary changes to our business processes, accounting and IT systems in compliance with GST law. We are also incurring additional tax compliance costs under the new tax law.

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

We are subject to proceedings and notices under the Motor Vehicles Act, 1988, or the MV Act, challenging the status of our redBus business, and may be subject to similar challenges in future. “Item 8. Financial Information – Consolidated Statements and Other Financial Information – Legal Proceedings – Other Proceedings – Writ petition filed in the Delhi High Court regarding applicability of the Motor Vehicles Act, 1988, as amended, or the MV Act, to the redBus business.” In addition, amendments to the MV Act which became effective in 2019 and 2020, and guidelines issued thereunder, introduced a license requirement for “aggregators”, defined as digital intermediaries or market places for passengers to connect with drivers for transportation. Such guidelines specify compliance requirements with respect to the aggregator’s online platform, including safety features, data storage in India, fare regulation and responsibilities with respect to drivers on the platform. In the event any portion of our business is deemed to require a license under any covered categories in the MV Act, we may be required to obtain a license and comply with conditions therein. Although we believe that our business is compliant with applicable laws, depending on the outcome of the above-mentioned proceedings, as well as amendments to the MV Act or any other applicable laws, we may be required to adhere to additional compliance requirements.

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

The Consumer Protection Act, 2019, along with the Consumer Protection (E-Commerce) Rules, 2020, became effective in 2020 and replaced the Consumer Protection Act, 1986, as amended. The new law and rules regulate matters relating to consumer rights, unfair trade practices and false or misleading advertising, and also establish regulatory authorities, including addressing complaints, conduct investigations and adjudicate disputes. The rules impose obligations on marketplace and inventory e-commerce entities and sellers relating to the conduct of business and disclosure of information. In addition, the government has recently in June 2021 invited comments on draft amendments to the Consumer Protection (E-Commerce) Rules, 2020, which include various compliance requirements, including registration of e-commerce entities, restrictions on certain sales and marketing activities and disclosure requirements. The timing or impact of such amendments, which remain in draft form, are not yet certain. We may incur increased compliance costs in order to comply with these new requirements, which may also require significant management time and other resources, and any failure to comply may adversely affect our business and results of operations.

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

Pursuant to amendments in April 2020 to the FDI policy and the FEMA rules, prior government approval will be required for any non-debt investment into India by non-resident entities from countries that share a land border with India or where the beneficial owner of such an investment is situated in or is a citizen of any such country, as well as for any transfer of any such proposed or existing non-debt investment, directly or indirectly, that would result in ownership by any such non-resident entity or beneficial owner. The list of land border countries includes Afghanistan, Bangladesh, Bhutan, the People’s Republic of China, Myanmar, Nepal and Pakistan. This approval requirement applies to investments in all sectors, including those that previously did not require such approval, such as travel and tourism.  The term “beneficial owner” has not yet been defined for purposes of the FDI Policy and the FEMA. If we are deemed to be a non-resident entity or an entity with a beneficial owner restricted by these amendments, prior government approval will be required for investments in non-debt instruments in our direct and indirect Indian subsidiaries and group entities, including MMT India and Ibibo India, as well as for any such proposed investments or acquisitions by us or our affiliates, including MMT

India, Ibibo India and affiliates which are not resident in India. Investments in our ordinary shares, including upon conversion of our Class B shares or our 2028 Notes, and our Class B shares would be deemed to be non-debt investments into our Indian subsidiaries, including MMT India and Ibibo India. Accordingly, under the current FDI Policy and the FEMA rules, any proposed holder of our ordinary shares or our Class B shares that is a non-resident entity from a country that shares a land border with India or where the beneficial owner of such an investment is situated in or is a citizen of any such country would need to have obtained prior government approval in India, and any holder or beneficial owner of our 2028 Notes will not be able to convert such notes into ordinary shares without such approval.

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

As of March 31, 2021, Trip.com Group Limited, or Trip.com, beneficially owns 100.0% of our issued and outstanding Class B Shares and 48.16% of our aggregate ordinary shares and Class B Shares. For more information, see “Item 7. Major Shareholders and Related Party Transactions” and “Item 10. Additional Information – B. Memorandum and Articles of Association – Amended and Restated Trip.com Investor Rights Agreement.”

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

Our business and future success is substantially dependent on the continued services and performance of our key executives, senior management and personnel, including personnel with travel industry experience or expertise in information technology and systems, software services, engineering and financial services. Any of these individuals may choose to terminate their employment with us at any time. There is a limited pool of individuals who have the skills and training needed to help us grow our company, and we cannot assure you that we will be able to retain these employees or find adequate replacements, if at all. The specialized skills we require can be difficult, time-consuming and expensive to acquire and/or develop and, as a result, these skills are often in short supply. A lengthy period may be required to hire and train replacement personnel when skilled personnel depart our company. Our ability to compete effectively depends on our ability to attract new employees and to retain and motivate our existing employees. We may be required to increase our levels of employee compensation more rapidly than in the past to remain competitive in attracting the quality of employees that our business requires. High attrition rates of qualified personnel could have an adverse effect on our ability to expand our business, as well as cause us to incur greater personnel expenses and training costs. If we do not succeed in attracting well-qualified employees or retaining or motivating existing employees, our business and prospects for growth could be adversely affected.

Inaccurate Information from Suppliers May Lead to Customer Complaints.

Our customers may rely on the description of the products and services presented on our websites and platforms to ascertain the quality of the accommodation, service or other product. We receive information utilized in the descriptions on our websites and platforms directly from the accommodation or other provider. To the extent that the information presented on our websites and platforms does not reflect the actual quality of product or service, we may face customer complaints that may have an adverse effect on our reputation and the likelihood of repeat customers, which in turn may adversely affect our business and may also cause financial loss, in case we are required to pay damages or compensation for loss cause to the customer.

Our Substantial Level of Indebtedness Could Limit Our Financial and Operating Activities and Adversely Affect Our Ability to Obtain Additional Financing to Fund Future Operational Needs.

We have significant outstanding indebtedness, including under our 2028 Notes. A significant portion of our cash flows will be required to repay out existing indebtedness, and we may not generate sufficient cash flows from operations, or have future borrowing capacity available, to enable us to repay our indebtedness or to fund other liquidity needs. Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness, including our 2028 Notes, and to satisfy our other obligations, will depend upon our future operating performance and financial condition and the availability of refinancing opportunities, which will also be affected by prevailing economic conditions and financial, business and other factors, many of which are beyond our control, such as the disruption caused by the COVID-19 pandemic. We cannot assure you that our business will generate sufficient cash flows from operations, or that future fund raising or borrowing opportunities will be available to us in amounts sufficient to fund our liquidity needs or to meet our debt repayment obligations. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

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

We May Not Have the Ability to Raise the Funds Necessary to Meet Our Payment Obligations Under Our 2028 Notes.

Holders of our 2028 Notes will have the right to require us to repurchase such 2028 Notes on February 15, 2024 and February 15, 2026, and upon the occurrence of a fundamental change, in each case, at a repurchase price equal to 100% of the principal amount of the 2028 Notes to be repurchased, plus accrued and unpaid special interest, if any. However, we may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of the 2028 Notes surrendered therefor or 2028 Notes being converted. In addition, our ability to repurchase and/or redeem our 2028 Notes may be limited by law, by regulatory authority or by agreements governing our future indebtedness. Our failure to repurchase our 2028 Notes or pay the redemption price with respect to our 2028 Notes or repay the principal at a time when the repurchase or such payment is required by the indenture governing our 2028 Notes would constitute a default under the indenture. A default under the indenture governing our 2028 Notes offered hereby could also lead to a default under agreements governing our future indebtedness. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase our 2028 Notes or make required payments on our 2028 Notes when due.

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

The Government of India has exercised and continues to exercise significant influence over many aspects of the Indian economy. Since 1991, successive Indian governments have generally pursued policies of economic liberalization and financial sector reforms, including by significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant and we cannot assure you that such liberalization policies will continue. The rate of economic liberalization could change, and specific laws and policies affecting travel service companies, e-commerce, data, foreign investments, currency exchange rates and other matters affecting investments in India could change as well or be subject to unfavorable changes, interpretations, or uncertainty, including by reason of limited administrative or judicial precedents. There can be no assurance that the Government of India may not implement new regulations and policies, which will require us to obtain approvals and licenses or impose onerous requirements and conditions on our operations. A significant change in India’s policy of economic liberalization and deregulation or any social or political uncertainties could adversely affect business, financial condition, results of operations and prospects.

See also “— Changing Laws, Rules and Regulations and Legal Uncertainties in India, Including Adverse Application of Corporate and Tax Laws, May Adversely Affect Our Business and Financial Performance.”

As the Domestic Indian Market Constitutes a Significant Source of Our Revenue, a Slowdown in Economic Growth in India Could Cause Our Business to Suffer.

In fiscal years 2019, 2020 and 2021, 93.4%, 96.0% and 98.9%, respectively, of our revenue was derived directly from sales by our subsidiaries in India. The performance and growth of our business are necessarily dependent on economic conditions prevalent in India, which may be materially and adversely affected by political instability or regional conflicts, a general rise in interest rates, inflation, and economic slowdown elsewhere in the world or otherwise. The Indian economy has grown at a rapid rate in the last 20 years, but has experienced marginally slower GDP growth in the past three years. In 2020, India’s economy continued to decelerate from prior year’s growth due to the impact of the COVID- 19 pandemic, which resulted in a sharp decline in various economic activities, including consumer spending, across the country. The Indian economy contracted by an estimated 8.9% in 2020 according to Moody’s Investors Service. As the Indian economy has been impacted by a second wave of COVID-19 cases across the country, we cannot predict whether or when travel bookings will return to pre-COVID-19 levels. The Indian economy also remains largely driven by the performance of the agriculture sector, which depends on external factors such as the quality of the monsoon season each year.

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

Terrorist attacks and other acts of violence or war, such as growing conflict in the Israel-Palestine region in May 2021, border conflicts between India and People’s Republic of China in the Himalayan Region in 2020, the terrorist attacks in Paris, Brussels and the United Kingdom between 2015 and 2017, in Jammu and Kashmir, India and in Sri Lanka in 2019, as well as other neighboring countries may adversely affect the Indian markets and the worldwide financial markets. As many terrorist attacks tend to be focused on tourists or tourist destinations, such acts may also result in a reduction in confidence in the Indian travel industry and could adversely impact our business and prospects. In addition, any deterioration in international relations between India and other countries may result in concerns regarding regional stability, which could adversely affect the price of our ordinary shares. The occurrence of any of these events may result in a loss of business confidence and have an adverse effect on our business and financial performance.

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

Natural Calamities, Outbreak of Epidemics and Other Disruptions Could Have a Negative Impact on the Indian Economy and Cause Our Business to Suffer.

India has experienced natural calamities such as earthquakes, tsunamis, floods, cyclones and drought in the past few years. For example, in September 2014, the state of Jammu and Kashmir in northern India, a popular tourism destination, experienced widespread floods and landslides. In April 2015, an earthquake occurred in the Nepal with aftershocks and landslides subsequently affecting the country. Floods and cyclones have also occurred in other parts of India over the years. Such natural disasters can have an adverse impact on economic activity and travel demand in affected areas or nationwide. The outbreak of pandemics or epidemics could have a material adverse effect on the Indian economy and our business. For example, the COVID-19 pandemic and related lockdowns and economic disruptions have had a significant negative impact on the travel industry in India, including our business, and around the world. For more information, see “– The COVID-19 pandemic has had, and is expected to have, a material adverse effect on the travel industry and our business, financial condition, results of operations and cash flows.” Substantially all of our operations and employees are located in India and there can be no assurance that we will not be affected by natural disasters, epidemics or disruptions or epidemics in the future. The occurrence of such events in the future could have an adverse impact on our business and financial performance.

Restrictions on Foreign Investment in India May Prevent or Delay Future Acquisitions or Investments By Us in India, or Require Us to Make Changes to Our Business, Which May Adversely Affect Our Business and Financial Performance, and Require Prior Government Approval for Holders of Our Ordinary Shares, Including Upon Conversion of Our Class B Shares or Our 2028 Notes, and Our Class B Shares.

India regulates ownership of Indian companies by foreigners, although some restrictions on foreign investment have been relaxed in recent years. These regulations and restrictions may apply to acquisitions by us or our affiliates, including MMT India, Ibibo India and affiliates that are not resident in India, of shares in Indian companies or the provision of funding by us or any other entity to Indian companies within our group. For example, under the Government of India’s consolidated foreign direct investment policy, or FDI policy, and India’s Foreign Exchange Management Act, 1999, and the rules and regulations thereunder, each as amended, or FEMA, additional requirements are applicable to foreign investments in India, including requirements with respect to downstream investments by Indian companies owned or controlled by foreign entities, and the transfer of ownership or control of Indian companies in sectors with caps on foreign investment from resident Indian persons or entities to foreigners, as well as such transactions between foreigners. These requirements, which include restrictions on pricing, valuations of shares and sources of funding for such investments and may in certain cases, include prior notice to or approval of the Government of India, may adversely affect our ability to make future acquisitions or investments in India.

In addition, pursuant to amendments in April 2020 to the FDI policy and the FEMA rules, prior government approval will be required for any non-debt investment into India by non-resident entities from countries that share a land border with India or where the beneficial owner of such an investment is situated in or is a citizen of any such country, as well as for any transfer of any such proposed or existing non-debt investment, directly or indirectly, that would result in ownership by any such non-resident entity or beneficial owner. The list of land border countries includes Afghanistan, Bangladesh, Bhutan, the People’s Republic of China, Myanmar, Nepal and Pakistan. This approval requirement applies to investments in all sectors, including those that previously did not require such approval, such as travel and tourism.  The term “beneficial owner” has not yet been defined for purposes of the FDI Policy and the FEMA. If we are deemed to be a non-resident entity or an entity with a beneficial owner restricted by these amendments, prior government approval will be required for investments in non-debt instruments in our direct and indirect Indian subsidiaries and group entities, including MMT India and Ibibo India, as well as for any such proposed investments or acquisitions by us or our affiliates, including MMT India, Ibibo India and affiliates which are not resident in India. Investments in our ordinary shares, including upon conversion of our Class B shares or our 2028 Notes, and our Class B shares would be deemed to be non-debt investments into our Indian subsidiaries, including MMT India and Ibibo India. Accordingly, under the current FDI Policy and the FEMA rules, any proposed holder of our ordinary shares or our Class B shares that is a non-resident entity from a country that shares a land border with India or where the beneficial owner of such an investment is situated in or is a citizen of any such country would need to have obtained prior government approval in India. and any holder or beneficial owner of our 2028 Notes will not be able to convert such notes into ordinary shares without such approval. The Government of India has made and may continue to make revisions to the FDI Policy and the FEMA rules, which may impose additional requirements with respect to any holder’s ability to acquire our ordinary shares, including upon conversion of our Class B shares or our 2028 Notes, and/or requirements for acquisition of our ordinary shares or Class B shares upon a transfer thereof. Further, under the FEMA, we are restricted from lending to or borrowing from our Indian subsidiaries and our Indian subsidiaries are restricted from lending or borrowing in foreign currencies. We are also required to complete FEMA filings with respect to past investments in order to make further investments in India. There can be no assurance that we will be able to obtain any required approvals for future acquisitions or investments in India, including in our Indian subsidiaries and group entities, or that we will be able to obtain such approvals in a timely manner, on satisfactory terms or at all. Under the FEMA, the Reserve Bank of India has the power to impose monetary penalties, including of up to three times the value of a FEMA violation, where quantifiable, and confiscate the shares at issue.

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

Our Business and Activities Are Regulated by the Competition Act, 2002.

The Competition Act, 2002, as amended, or the Competition Act, regulates practices that could have an appreciable adverse effect on competition in India. Under the Competition Act, any arrangement, understanding or action, whether formal or informal, which causes or is likely to cause an appreciable adverse effect on competition in India is void and may result in substantial penalties and compensation to be paid to persons shown to have suffered losses. Any agreement among competitors which directly or indirectly determines purchase or sale prices, results in bid rigging or collusive bidding, limits or controls production, supply, markets, technical development, investment or the provision of services, or shares the market or source of production or provision of services in any manner, including by way of allocation of geographical area or types of goods or services or number of customers in the market, is presumed to have an appreciable adverse effect on competition. Further, the Competition Act prohibits the abuse of a dominant position by any enterprise either directly or indirectly, including by way of unfair or discriminatory pricing or conditions in the sale of goods or services, using a dominant position in one relevant market to enter into, or protect, another relevant market, and denial of market access, and such practices are subject to substantial penalties and may also be subject to compensation for losses and orders to divide the enterprise. Acquisitions, mergers and amalgamations that exceed certain revenue and asset thresholds (combinations) require the prior approval of the Competition Commission. Any such combinations that have, or are likely to have, an appreciable adverse effect on competition in India are prohibited and void. There can be no assurance that we will be able to obtain approval for such future transactions on satisfactory terms, or at all. Further, the Competition Commission of India or CCI has extraterritorial powers and can investigate any agreements, abusive conduct or combination occurring outside India if such agreement, conduct or combination has, or is likely to have, an appreciable adverse effect on competition in India.

If we or any member of our group, including MMT India or Ibibo India, are affected, directly or indirectly, by the application or interpretation of any provision of the Competition Act or any proceedings initiated by the CCI or any other relevant authority (or any other claim by any other party under the Competition Act) or any adverse publicity that may be generated due to scrutiny or prosecution under the Competition Act, including by way of financial penalties, our business, financial performance and reputation may be materially and adversely affected.

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

As of January 1, 2019, the Category 1 Global Business License (GBL1) has been renamed as the Global Business License (GBL) and companies holding the Category 1 Global Business License were grandfathered until June 30, 2021 (provided the license was issued on or before October 16, 2017) or December 31, 2018 (in all other cases).

As from July 1, 2021, grandfathered companies holding Category 1 Global Business Licences will automatically be deemed to hold GBL licences. A GBL company will no longer be entitled to a maximum effective tax rate of 3% on all its income under the new partial exemption regime and will be subject to tax at the normal rate of 15%.

Nevertheless, GBL entities, like any other Mauritius tax-resident entities, will be entitled to either claim:

•	tax credits on actual foreign tax suffered where this can be evidenced; or
•	a partial exemption of 80% of the Mauritian tax liability on certain types of income, such as interest and foreign sourced dividends, provided that certain prescribed substance requirements are met.

In order to maintain their GBL licences, GBL companies will have to adhere to new substance requirements such as carrying out their core income generating activities in or from Mauritius.

Our company holds a specific Tax Residence Certificate for India, valid until May 4, 2022 and a general Tax Residence Certificate for all jurisdictions, valid until May 8, 2022, from the Mauritius Revenue Authority, as per the guidelines prescribed by the Mauritius Revenue Authority. These tax residence certificates are renewed annually.

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

As of March 31, 2021, we had 65,065,075 ordinary shares and 39,667,911 Class B Shares outstanding. All of the ordinary shares sold in our prior public offerings are freely tradable without restriction or further registration under the US Securities Act of 1933, or the Securities Act, unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Subject to applicable restrictions and limitations under Rule 144 of the Securities Act, all of our shares outstanding before our prior public offerings will be eligible for sale in the public market. If these shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our ordinary shares could decline. We cannot predict what effect, if any, market sales of ordinary shares held by our significant shareholders or any other shareholder or the availability of these ordinary shares for future sale will have on the market price of our ordinary shares.

Future Issuances of Any Equity Securities, Including Upon Conversion of Our Class B Shares and Our 2028 Notes, May Decrease the Trading Price of Our Ordinary Shares and Result in Substantial Dilution to Holders of Our Ordinary Shares.

We may issue equity or equity-linked securities in the future for a number of reasons, including to finance our operations and business strategy (including in connection with acquisitions and other transactions), to adjust our ratio of debt to equity, to satisfy our obligations upon the exercise of then-outstanding options or other equity-linked securities, if any, or for other reasons. For example, in 2017, we issued 38,971,539 Class B Shares to MIH Internet as partial consideration for the acquisition of the ibibo Group, issued 413,035 ordinary shares to MIH Internet for an aggregate consideration of $8.8 million and 5,500,000 our ordinary shares to various investors (including 916,666 of our ordinary shares to Trip.com) and 3,666,667 of our Class B Shares to MIH Internet in a private placement for total gross proceeds of $330 million.

In February 2021, we issued $230.0 million aggregate principal amount of 0.00% convertible senior notes due 2028, or the 2028 Notes. Pursuant to the Terms of Issue of our Class B Shares, if and when any holder of the 2028 Notes offered hereby elects to convert its 2028 Notes into our ordinary shares, Trip.com (or any subsequent transferee in a Forty Percent Transfer (as in the Terms of Issue of our Class B Shares)) will have a pre-emptive right to subscribe for and purchase such number of additional Class B Shares that would preserve the percentage of its voting power in our share capital (after giving pro forma effect to the issuance of our ordinary shares upon the relevant conversion), at a price per Class B share equal to the then-effective conversion price (being $1,000 divided by the then-effective conversion rate). The maximum number of Class B Shares that may be issued pursuant to the exercise of Trip.com’s pre-emptive rights as of March 31, 2021 is 6,869,681 assuming (i) no adjustment to the conversion rate for any 2028 Notes converted in connection with a make-whole fundamental change or any conversion rate adjustments (in each case, as described in the indenture relating to the 2028 Notes) (ii) all 2028 Notes are converted simultaneously immediately prior to maturity and (iii) there are no changes to our share capital after March 31, 2021 until such pre-emptive rights are exercised, other than issuance of our ordinary shares upon conversion of the entire aggregate principal amount of the 2028 Notes. Such maximum number of Class B Shares includes Class B Shares issuable to Trip.com in connection with the exercise of its pre-emptive rights to subscribe for and purchase new Class B Shares (which Trip.com has deferred to a later date on which the purchase by Trip.com of the new Class B Shares would in the good faith judgment of Trip.com not be inconsistent with any applicable law) as a result of the issuance of ordinary shares pursuant to the exercise or settlement of equity awards under our Share Incentive Plan 2010 between August 19, 2020 to March 31, 2021. See “Item 10. Additional Information — B. Memorandum and Articles of Association — Trip.com’s Pre-Emptive Rights in relation to our 2028 Notes.” Any issuance of our Class B Shares will be subject to applicable restrictions under foreign investment laws in India. See “Item 3. Key Information — D. Risk Factors—Risks related to Operations in India—Restrictions on Foreign Investment in India May Prevent or Delay Future Acquisitions or Investments By Us in India, or Require Us to Make Changes to Our Business, Which May Adversely Affect Our Business and Financial Performance, and Require Prior Government Approval for Holders of Our Ordinary Shares, Including Upon Conversion of Our Class B Shares or Our 2028 Notes, and Our Class B Shares”.

The issuance of ordinary shares upon the conversion of some or all of our Class B Shares or the 2028 Notes may result in substantial dilution to each holder of ordinary shares by reducing that shareholder’s percentage ownership of our total outstanding shares. In addition, any future issuance of equity securities could dilute the interests of our shareholders and could substantially decrease the trading price of our ordinary shares.

Provisions of Our 2028 Notes Could Discourage An Acquisition of Us By a Third Party.

Certain provisions of our 2028 Notes could make it more difficult or more expensive for a third party to acquire us, or may even prevent a third party from acquiring us. For example, upon the occurrence of certain transactions constituting a fundamental change, holders of our 2028 Notes will have the right, at their option, to require us to repurchase their 2028 Notes. In the event of a fundamental change, we may also be required to increase the conversion rate for conversions in connection with such fundamental changes. By discouraging an acquisition of us by a third party, these provisions could have the effect of depriving the holders of our ordinary shares and our Class B Shares of an opportunity to sell their ordinary shares or Class B Shares, as applicable, at a premium over prevailing market prices.

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

A. History and Development of our Company

MakeMyTrip Limited (Company No. 24478/5832) is a public company incorporated under the laws of Mauritius with limited liability on April 28, 2000, and we hold a Category 1 Global Business License issued by the Financial Services Commission in Mauritius. Our registered office is located at c/o IQ EQ Corporate Services (Mauritius) Limited, 33 Edith Cavell Street, Port Louis, Republic of Mauritius and the telephone number for this office is (230) 212 9800. Our principal executive office is located at 19th Floor, Building No. 5, DLF Cyber City, Gurugram, India, 122002 and the telephone number for this office is (91-124) 439-5000. Our principal website address is www.makemytrip.com. Our other websites include www.goibibo.com; and www.redbus.in. Information contained on our website, or the website of any of our subsidiaries or affiliates, is not a part of this Annual Report. Our agent for service in the United States is MakeMyTrip Inc., 60 East 42nd Street, Suite 605, New York, NY 10165.

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

On January 7, 2016, we entered into an agreement for the issue of $180 million of 4.25% convertible notes due in 2021, redeemable at par value, in two tranches to Trip.com. On October 28, 2016, we issued an aggregate of 9,857,028 ordinary shares (comprising 659,939 ordinary shares issued from treasury shares held by us and 9,197,089 new ordinary shares) to Trip.com upon conversion of all its convertible notes.

On January 29, 2016, we re-issued 274,135 of our own shares to discharge the balance deferred consideration for the acquisition of Hotel Travel Group.

On January 31, 2017, we issued 38,971,539 Class B Shares to MIH Internet as consideration for the acquisition of the ibibo Group and a cash contribution of $83.3 million from MIH Internet (representing 40% of our consolidated net working capital upon the completion of the acquisition, after giving effect to the cash contribution from MIH Internet). As part of the consideration for the acquisition, we also issued 413,035 ordinary shares to MIH Internet for an aggregate value of $8.8 million.

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

On February 9, 2021, we issued $230.0 million aggregate principal amount of 0.00% convertible senior notes due 2028. The 2028 Notes are convertible based upon an initial conversion rate of 25.8035 ordinary shares per $1,000 principal amount of 2028 Notes (equivalent to a conversion price of approximately $38.75 per ordinary share), which conversion rate is subject to certain adjustments in connection with a make-whole fundamental change or any conversion rate adjustments (in each case, as described in the indenture relating to the 2028 Notes). The 2028 Notes will mature on February 15, 2028, unless earlier repurchased, redeemed or converted. The 2028 Notes are convertible into ordinary shares, at the option of the holders, in integral multiples of $1,000 principal amount, at any time prior to the close of business on the second business day preceding February 15, 2028.

As of March 31, 2021, our stated capital was $2,025,965,420.82 comprising 65,065,075 ordinary shares and 39,667,911 Class B Shares with a par value of $0.0005 each.

Investments and Acquisitions

Acquisition of the ibibo Group

On January 31, 2017, we undertook a strategic combination with the ibibo Group by way of an acquisition of 100% equity interest in the ibibo Group from MIH Internet, an indirect subsidiary of Naspers, pursuant to a transaction agreement dated October 18, 2016, or the Naspers Transaction Agreement. In consideration for the acquisition of the ibibo Group and MIH Internet’s cash contribution of $83.3 million to our holding company (representing 40% of our consolidated net working capital upon the completion of the acquisition after giving effect to the cash contribution from MIH Internet), we issued 38,971,539 Class B Shares to MIH Internet and MIH Internet exercised its option to purchase 413,035 new ordinary shares for a total cash consideration of $8.8 million.

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

Notwithstanding our plans to continue to operate the ibibo Group’s businesses separately from MMT India’s, over the years, we have integrated multiple technology platforms like telephony, CRM, web platforms etc. to support both MMT India and Ibibo India business. Further, we believe that bringing together the MakeMyTrip, Goibibo and redBus brands will strengthen each individual business. See also “Item 3. Key Information — D. Risk Factors —Risks Related to Us and Our Industry — Our Strategic Investments and Acquisitions May Not Bring Us Anticipated Benefits, and We May Not Be Successful in Pursuing Future Investments and Acquisitions.”

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

B. Business Overview

We are a leading online travel company in India. Through our primary websites, www.makemytrip.com, www.goibibo.com and www.redbus.in, and mobile platforms, travelers can research, plan and book a wide range of travel services and products in India as well as overseas. Our services and products include air ticketing, hotels and packages, bus tickets, rail tickets, car hire, experiences and ancillary travel requirements such as facilitating access to third-party travel and other insurance products and visa processing. As of March 31, 2021, we provided our customers with access to all major domestic full-service and low-cost airlines operating in India and all major airlines operating to and from India, over 77,500 domestic accommodations in India, over 700,000 hotels and properties outside India, Indian Railways and over 3,500 bus operators, including several major bus operators in India, Peru, Colombia and select countries in Southeast Asia.

We commenced operations in 2000 with a focus on the non-resident Indian market in the United States, primarily servicing its demand for United States to India air tickets. We started our Indian business with the launch of our Indian MakeMyTrip website in September 2005. We primarily target Indian leisure and corporate travelers for our services and travel products who prefer to make their own travel arrangements through our online and offline sales channels.

We have invested significant capital in our infrastructure and in sales and marketing efforts to build our brand, acquire customers and gain recognition, and recorded net losses for each of our fiscal years except for fiscal years 2011 and 2012. We recorded a net loss $(167.9) million and $(447.5) million (of which $(302.9) million was the result of an impairment of goodwill and provision for litigations) in fiscal years 2019 and 2020, respectively. Further in fiscal year 2021, we curtailed our marketing and sales promotions expenses in response to lower travel demand due to the COVID-19 pandemic and reported a net loss of $(56.0) million.

We have leveraged our significant market share in air ticketing and our strong brand to rapidly diversify into the hotels and packages business, which represented 36.6% of our Adjusted Margin during fiscal year 2021 and 49.8% in fiscal year 2020. We continue to expand our bus ticketing business under the redBus brand, which we acquired as part of our acquisition of ibibo Group in fiscal year 2017. Air ticketing – Flights Segments, Hotels and packages – Room nights and Bus ticketing – Travelled tickets booked through us was 39.5 million, 26.6 million and 61.5 million, respectively, in fiscal year 2019, 42.1 million, 29.6 million and 78.6 million, respectively, in fiscal year 2020, and 15.0 million, 8.5 million and 26.7 million, respectively, in fiscal year 2021. Our gross bookings were $5.4 billion, $6.1 billion and $1.6 billion during 2019, 2020 and 2021, respectively.

Customers are able to make bookings on our MakeMyTrip, Goibibo and redBus mobile and desktop sites accessible through www.makemytrip.com, www.goibibo.com and www.redbus.in, respectively, and through our mobile applications for iOS, Android and Windows, which allow bookings for Indian and international flights, hotels and holiday packages, and Indian bus offerings, trains and inter-city cabs.

We have built advanced and secure technology platforms, which integrate our sales, customer service and fulfillment operations. Our technology platforms are scalable and can be upgraded to handle increased traffic and complexity of products with limited additional investment such as high traffic generated by promotional rates offered simultaneously by multiple travel operators. In order to meet the requirements of this growing Indian middle-class travel market, we also utilize other technology-enhanced distribution channels, including call centers in India, as well as our travel agents’ network in India.

We have made selective acquisitions in the past to grow our business, enhance our hotel inventory in popular travel destinations for our user base and to gain access to technology. In January 2017, we acquired the ibibo Group, a hotel and travel packages aggregator and booking service focused on the Indian consumer travel market. Through our acquisition of the ibibo Group, we also acquired and continue to operate and expand redBus, a leading online bus ticketing platform with a presence across India and in select countries overseas.

We believe the strength of our brands, quality of our services, user-friendliness of our website experience, focus on our customers and efficacy of our marketing programs have enabled us to capture a significant share of the domestic air travel market in India, while increasing online penetration of the primarily-offline international air and hotels market in India. Our MakeMyTrip, Goibibo and redBus brands have won a number of awards in the past four fiscal years, including:

Award	Brand	Year
Best Brand Performance Marketing Campaign at the Exchange4Media - Streaming India Awards.	MakeMyTrip	2021
Best Influencer Marketing Campaign at the Exchange4Media - Streaming India Awards.	MakeMyTrip	2021
Business World People HR Excellence (under different categories)	MakeMyTrip	2021
Best Domestic Tour Operator with operations more than 5 years at South Asia Travel and Tourism Exchange (“SATTE”)	MakeMyTrip	2020
Silver for Best B2C Campaign at ET Brand Equity DigiPlus Awards	Goibibo	2020
Favorite Specialist Tour Operator by CNT India (2019)	MakeMyTrip	2019
Best Online Travel Agency - B2C Category at FICCI Travel & Tourism Excellence Awards	MakeMyTrip	2019
Best Domestic Tour Operator by SATTE (2019)	MakeMyTrip	2019
SATTE Award for Excellence in Online booking sites	MakeMyTrip	2018
ET Brand Equity Marketing Awards - Integrated marketing campaign	MakeMyTrip	2018
ET Brand Equity Marketing Awards - Integrated marketing campaign	MakeMyTrip	2018
Times Travel Awards – Online Travel Agency of the year (India)	MakeMyTrip	2018
Exchange4Media PrimeTime Awards	MakeMyTrip	2018
Jury Award for Best Travel Partner at Zee Business Travel Awards	MakeMyTrip	2018

Our Strengths

We have the following competitive strengths:

A Leading Travel Company in India with Well-Recognized Brands. Since commencing our travel business in India in 2005, we have become a leading company in the Indian travel market for air ticketing and hotels and packages bookings. In fiscal year 2019, 33.5 million flight segments for domestic air tickets in India and 26.6 million room-nights for hotels and packages were booked through us. In fiscal year 2020, 35.3 million flight segments for domestic air tickets in India and 29.6 million room-nights for hotels and packages were booked through us. In fiscal year 2021, 14.7 million flight segments for domestic air tickets in India and 8.5 million room-nights for hotels and packages were booked through us. Furthermore, based on data from the DGCA, we estimate that nearly one in three domestic air passengers in India booked their air ticket through our company by the end of fiscal year 2021.

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

Comprehensive Selection of Service and Product Offerings. We offer our customers a comprehensive selection of travel and travel-related services and products. We cater to the travel needs of residents in India as well as non-resident Indians and others traveling to India from the United States, Southeast Asia, the Gulf Cooperation Council countries and elsewhere. Our services and products include air tickets, hotels and packages, rail tickets, bus tickets, car hire, experiences and ancillary travel requirements such as facilitating access to travel and other insurance products and visa processing. As of March 31, 2021, we provided our customers with access to all major domestic full-service and low-cost airlines operating in India and all major airlines operating to and from India, over 77,500 domestic accommodation properties in India, over 700,000 hotels and properties outside India, Indian Railways and over 3,500 bus operators, including several major Indian, Peru, Colombia and South-East Asia countries bus operators. Our selection of hotels is diverse, with choices for travelers from budget to premium category offerings, homestays, villas and apartments being available on all our brands and also through our offline channels and corporate offerings. We believe our comprehensive selection of travel services and products makes us a “one stop shop” for various types of travel and related ancillary services for our customers’ travel needs and allows us to combine multiple products and provide customized packages that suit the unique needs of our customers.

Broad Distribution Network. We use a variety of technology-enhanced distribution channels to target the growing Indian middle-class travel market. Our distribution network is centered on our India-focused websites, www.makemytrip.com, www.goibibo.com and www.redbus.in, mobile applications for Android and iOS, our United Arab Emirates-focused website, www.makemytrip.ae, our call centers, and various franchisee-owned travel stores in India as of March 31, 2021. Travel agents can access our MakeMyTrip and redBus B2B websites through a dedicated platform called MyPartner which enable them to sell our full suite of online travel services to their customers. Our Holiday Experts initiative also offers a unique career opportunity to Indian women homemakers as it helps them utilize their skill-sets by providing them in-depth training and access to latest tools and technology, along with close and continuous mentoring. This initiative boasts more than 850 women who are working from home and helping our customers with our holiday offerings.

Advanced, Secure and Scalable Technology Platform. We have built an advanced and secure common technology platform which integrates our sales, supplier and customer services fulfillment operations. We have designed our websites and mobile applications to be user-friendly, providing our customers with extensive low-price options and alternative routings, as well as offering them combinations of flight and hotel bookings at cost-effective rates. Our websites also enable our customers to find their right destinations easily by using colloquial names or major landmarks. We continuously make improvements to our online booking platforms to enhance the user experience for researching and booking air tickets, hotels, packages and bus tickets on www.makemytrip.com, www.goibibo.com and www.redbus.in. We also continue to focus on automation, for example by making changes to our MakeMyTrip and Goibibo extranet sites to allow more of our hotel suppliers to use a self-service mode in managing their rates and inventory. redBus recently launched the redPro platform, which provides real-time operational insights to bus operators, allowing them to provide customized deals for our customers, analyze customer feedback and respond to customer concerns.

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

Customer-Focused Approach.  We place significant emphasis on technology, personnel and training to improve our services to our customers. Our customers can choose from our various customer service channels to contact us, including web-based self-service or automated chat support as well as our toll-free call centers, our franchisee-owned travel stores and e-mail. We have access to a large amount of customer data through our MakeMyTrip, Goibibo and redBus businesses, which allows us to optimize our online marketing and provide customized product offerings. Our mobile service platforms allow customers to receive e-tickets and flight alerts via text messages and WhatsApp messages on their mobile phones. Our customers are also able to make bookings on our mobile sites and web application mobile sites, accessible through www.makemytrip.com,

www.goibibo.com and www.redbus.in. In addition to being able to make different types of travel bookings on their smartphones and mobile devices, customers can view their booking details, cancel bookings, request e-tickets, track refund status, check flight status, look for new deals and use location-based services to find nearby places of interest. Our websites and mobile applications provide an enhanced user experience for researching and booking hotels, as well as valuable travel information not available on our mobile sites, such as user-generated travel reviews and destination guides to help customers conduct research and make travel decisions.

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

MakeMyTrip and Goibibo also offer loyalty programs. MMT India offers the “MMT Black” loyalty program for select customers on an invite-only basis to promote repeat bookings and enhancing stickiness to the platform. MMT Black members earn rewards based on their spending on our apps and websites and these rewards can be used to get discounts on bookings on our website and mobile platforms and can also be exchanged for coupons and rewards from partner brands. In fiscal year 2021, we relaunched our premier, invite-only “MMT Black” loyalty program with enhanced supply funded benefits such as special discounts and upgrades on participating hotel brands, tier based complimentary flights, holiday privileges and rewards on each booking on our app and websites. As of March 31, 2021, we had 1.0 million enrolments in MMT Black. MMT India also offers “MakeMyTrip Double Black”, which aims to encourage users to make early bookings, without concerns relating to subsequent cancellations.

Goibibo’s “GoTribe” loyalty program allows registered users to earn rewards and benefits on their travel bookings. In fiscal year 2021, Goibibo also relaunched its loyalty program “GoTribe” to reward high value customers and to secure our users’ loyalty with our brand. Members earn Tribe coins and benefits such as special discounts and complimentary privileges with participating hotel brands, tier based complimentary flight seats on each booking. The Tribe coins can be used to convert to goCash+ or to claim Tribe coupons, which can be used for getting discounts in bookings. As of March 31, 2021, Goibibo had 0.6 million enrolments in GoTribe.

We primarily outsource our call center operations and fulfillment process in India to iEnergizer IT Services, Radical Minds Technologies, Concentrix Daksh Services, and others as we believe that these providers are experienced, reputable and able to adhere to our customer service standards and enhance our service quality. We also have a dedicated in-house escalation service team, which operates 24 hours a day, seven days a week, and is responsible for addressing issues or complaints raised by our customers. All of our representatives participate in a formal training program before commencing work and have in-depth knowledge of their relevant local market. Our representatives also attend periodic training programs to familiarize themselves with our new services and products.

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

Our Strategy

We believe that India’s growing base of more than half a billion internet and smartphone users, coupled with the country’s rapid drive towards digital adoption driven by its young population provide us with significant growth opportunities. Our objective is to pursue long-term market share growth opportunities to grow profitably by building on our current position as one of India’s leading online travel companies. The key elements of our strategy include:

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

We aim to increase our market share by investing in automation, adoption of new technologies and greater focus on customers. Our objective is to enable more hotel suppliers to seamlessly connect to our various platforms using the latest technology, including direct connects, channel managers and direct integrations with various aggregators. We also continue to focus on automation by making changes to our extranet to allow more of our hotel suppliers to use a self-service mode for managing their rates, inventory, content, payments and confirm bookings made by our customers on a real-time basis. According to World Economic Forum, India is expected to have 1.1 billion internet users by 2030, driven by the continued adoption of smartphone usage. In terms of travel growth, industry experts have forecasted India to become the third largest aviation market by 2022 in the world and there are plans to increase the number of operational airports over the next 20 years. We believe that we can increase our total number of transactions as internet penetration in India increases over time. In addition, given the high penetration of smartphones in India, we have also introduced our extranet mobile application which allows hotels to directly update inventory and rates, and confirm bookings through the application. We are investing on improving the customer experience by improving our offering on various devices (especially mobile and tablets) which the customers use to connect with us and becoming more content-focused. We also intend to grow our packages business outside India through strategic partnerships and acquisitions, as well as by strengthening our relationships with key aggregators from whom we procure inventory for our packages products.

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

We seek to continue expanding our travel offerings beyond core air tickets, hotels and packages to mass market products including bus and rail. We introduced the sale of bus tickets in 2008 and the sale of rail tickets in 2009 under our MakeMyTrip brand. In January 2017, we expanded both of these businesses through the acquisition of the ibibo Group and the addition of its redBus bus ticketing and Goibibo rail ticketing businesses to our offerings. We also provide car hire services in conjunction with our holiday package bookings and in fiscal year 2018, we introduced intercity car hire services on both MakeMyTrip and Goibibo platforms. In fiscal year 2019, we introduced “Experiences”, a new category of service that allows our users to buy tickets to attractions, dinners and many other travel and local activities in their region. Further, we also provide other value-added ancillary services such as facilitating access to insurance and visa processing to enhance our customers’ travel. Currently we offer over 45,000 activities and experiences on our MakeMyTrip and Goibibo platforms, both domestically and overseas.  While this vertical is fairly new, we are already seeing meaningful cross selling of hotels and flights taking place from new users in our “Experiences” offerings. Further, we also provide other value-added ancillary services such as facilitating access to insurance and visa processing to enhance our customers’ travel experience.

Enhance Our Service Platforms by Investing in Technology. We intend to continue to invest in technology to enhance the features of our services and our platforms. We have integrated our hotels extranets platform, flights supply unification, pricing system and CRM unification across our MakeMyTrip and Goibibo brands. We also intend to extend user feedback features to more products, enable more user-friendly bookings to be saved by our customers and used across all our services and products, enhance our mobile service platform to make mobile transactions more user-friendly and allow real-time fingerprinting to prevent online credit card fraud. We intend to sell more of our holiday packages online in addition to selling through our call centers, which we believe will result in increasing our operating margins. We believe that our continued investments in technology will enable us to enhance our customer service and to capitalize on the expected growth opportunities in the online travel market in India. We intend to continue to focus on increasing our online and mobile customer base. We intend to continue to invest in mobile offerings and applications. We also intend to strengthen our focus on analytics, and upgrading our technology platform. We have also unified our back end systems for MakeMyTrip, Goibibo and redBus, which we believe will yield faster and more efficient development and deployment of system enhancements.

Expand into New Geographic Markets. We believe we are well positioned for growth in other overseas markets, particularly those with a significant non-resident Indian population as well as destinations with proximity to India and favored by Indian travelers, particularly popular regional destinations that are located within a five-hour flight from India. In December 2009, we launched our website, www.makemytrip.ae, in the United Arab Emirates, following, among other things, the registration of our website’s domain name with the relevant registry as well as the procurement of additional servers to handle the increased traffic from this new international website. The United Arab Emirates has a significant non-resident Indian population, and our website is intended to serve the travel needs of non-resident Indian travelers traveling from the United Arab Emirates and neighboring Middle

Eastern countries to India as well as on their travels elsewhere. In 2021, we launched our flights and hotels desktop and mobile web platform covering the Gulf Cooperation Countries. We have developed multilingual content and vernacular search optimized pages in Arabic and English for such markets, which has resulted in additional travelers from the region using both our web and mobile platforms. We plan to expand our Arabic language-based offerings to our mobile apps and other channels and believe that we are well-positioned to capitalize on increased demand for travel-related products in this region after regional and international travel regains traction.

We entered the Singapore market by acquiring Luxury Tours in May 2011. In July 2011, we incorporated Luxury Tours (Malaysia) to expand our operations in Malaysia and adjacent markets. In November 2012, we expanded in South-East Asia through our acquisition of the ITC Group. In January 2017, as part of our acquisition of the ibibo Group, we entered the Colombia and Peru markets through our redBus business. In April 2018, redBus also commenced operations in Indonesia.

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

Our Services and Products

We offer a comprehensive selection of travel and travel-related services and products catering to the travel needs of residents in India as well as non-resident Indians and others traveling to India from the United States, Southeast Asia, the Gulf Cooperation Council countries and elsewhere. We provide travelers with the tools and information they need to efficiently research, plan, book and purchase travel services and products in India as well as overseas. Our services and products include air tickets, hotels, packages, bus tickets, rail tickets, car hire, experiences and ancillary travel requirements such as visa processing and facilitating access to travel and other insurance products. Our key customers include leisure travelers and corporates.

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

We commenced our air ticketing operations under our MakeMyTrip brand in 2000 and have experienced significant growth in our air ticketing business covering domestic travel within India and international travel from India. Furthermore, based on data from the DGCA, we estimate that nearly one in three domestic air passengers in India booked their air ticket through our company by the end of fiscal year 2021. The following table sets forth the number of flight segments booked through our platforms for the periods indicated.

	Number of Flight Segments
	For Fiscal Year March 31
	2019	2020	2021
Indian domestic air travel	33.5 million	35.3 million	14.7 million
Outbound (outside India) air travel	6.0 million	6.8 million	0.3 million

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

Hotels and Packages

We introduced our hotels and packages business in 2005 and have since experienced significant growth in this area, including through our acquisition of the ibibo Group in January 2017. We operate our hotels and packages business mainly through MMT India under the MakeMyTrip brand and the ibibo Group under the Goibibo brand. The total number of room-nights in our hotels and packages business was 26.6 million, 29.6 million and 8.5 million in fiscal years 2019, 2020 and 2021, respectively.

Hotels. Customers can search 77,500 domestic accommodation properties including over 23,000 alternative accommodation properties in India and over 700,000 hotels and properties outside India on our MakeMyTrip and Goibibo websites. We obtain access to room inventory from our hotel suppliers through three methods: “direct connects,” “direct allocation” and for most hotels outside India, through contracts with online travel agents and aggregators outside India. Substantially all of our hotel suppliers in India have a “direct allocation” arrangement with us whereby they allocate rooms directly to us either by managing their room inventory on an extranet provided by us, or through channel managers, or supported by us via telephone. We do not assume any inventory risk for such “direct allocation” as unsold inventory is released to the hotels within an agreed period of time. The remaining hotels in India are connected through direct connects. “Direct connect” is the method by which our booking systems are integrated with the central reservations systems of the hotels and reservations made are confirmed on a real-time basis, although this applies to a small proportion of our total hotel bookings. Through our ongoing efforts to increase the automation of and otherwise improve our extranet, our hotel suppliers are now able to perform most of the necessary functions for executing transactions through our system without our direct involvement. We obtain access to inventory for most hotels outside India through contracts with other online travel agents and aggregators outside India. In some instances, in order to enjoy special negotiated rates for these hotels, we pre-purchase hotel room nights and assume inventory risk on them. Our inventory also includes home stays and budget rooms through “goSTAYS” at Goibibo and MakeMyTrip. In 2017, we also introduced MakeMyTrip Assured Hotels, which categorizes based on quality and service reviews to provide quality assurance to customers at the time of booking. During fiscal year 2018, we merged our supplier extranet for MakeMyTrip and Goibibo to a common technology platform for our domestic and self-contracted international accommodation properties both on our websites and mobile applications. We are also working to further develop this platform by adding features such as payment reconciliation, management of inventory, rates, promotions and analytical capabilities. We have also expanded our hotel offerings by providing alternate accommodations, which include villas, apartments, hostels, homestays and cottages. We do not assume any inventory risk and these properties allocate their inventory to us directly or through channel managers. We have also introduced calendar sync option, which allows alternative accommodation providers to update inventory by synchronizing their calendars. We allow customers to book these properties through all of our online platforms. In 2020, we introduced a feature for certain alternative accommodation properties to facilitate communication between customers and hosts.

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

Packages. We offer pre-packaged vacations designed by our in-house product specialists, under arrangements with various travel suppliers and our GDS service providers to cater to both individual and group travelers. Our packages also include various travel services such as facilitating access to travel and other insurance products from third-party insurers, visa processing, airport transfer and sightseeing.

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

•

Meetings, Incentives, Conferences, Exhibitions and Events. Our MICE team offers services to organizations and other groups who wish to plan meetings, conferences, weddings or other events or organize group trips. Our MICE team assists such customers in planning and booking travel arrangements for large groups of travelers and delivers tickets and other documentation, and, on request of the customers, a member of our MICE team will accompany the group during the travel in order to ensure that all plans and activities run smoothly.

•

Corporate Travel Service. In fiscal year 2018, we introduced the corporate booking tool “myBiz” which is a complete business travel solution for the booking of travel services by corporates and SMEs. myBiz was built to provide greater flexibility and convenience for business travel and also offers corporate travel benefits for employees. myBiz is also designed to reduce payment inefficiencies and minimize corporate card abuse. It offers a centralized, corporate level wallet for all bookings, which is managed by corporate administrators and provides real-time reporting. With the acquisition of Quest2Travel in April 2019, which provides travel solutions for various corporates across India, we intend to further strengthen our offerings to corporate travelers. As of March 31, 2021, more than 10,300 corporates transacted on our platform across air ticketing or hotel bookings. We have seen great customer satisfaction scores and multi-fold growth in this business in the last fiscal.

See Note 6 to the accompanying consolidated financial statements in Item 18 for a breakdown of total revenues by geographical location of customers for each of the last three fiscal years.

Bus Ticketing

We own and operate our bus ticketing business primarily through redBus, a leading online bus ticketing platform with a presence across India through www.redbus.in and in select countries overseas through our other regional redBus websites. We acquired our redBus through our acquisition of the ibibo Group in 2017. Customers can also make bus bookings on our MakeMyTrip and Goibibo websites in India and on mobile platforms through our mobile applications for iOS and Android. We believe that the strength of these three brands have positioned us to increase our penetration of the bus ticketing market in India. Customers can also access YourBus, a vehicle tracking tool and other features in all three brands. Through our websites and mobile platforms, 61.5 million, 78.6 million and 26.7 million bus tickets were booked in fiscal years 2019, 2020 and 2021, respectively.

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

redBus also sells bus tickets through agent platform, SeatSeller, which comprises more than 12,800 agents across India, South-East Asia and Latin America. In addition, redBus tickets are sold through more than 200 application programming interface, or API partners. The redBus transaction database is highly scalable to cater to our growing transaction needs.

In fiscal year 2021, redBus launched a variety of initiatives aimed at improving our customer experience, including “Flexi Ticket” which enables customers to reschedule bookings efficiently, “Primo” which provides customers with information on available third-party services during their journey and a customized travel insurance product in collaboration with an insurance provider. In international markets, redBus offers “Pay@Bus”, which enables customers to book bus tickets in advance and pay for such tickets upon boarding.

Other Services and Products

Rail Tickets. We sell railway tickets in India on our MakeMyTrip and Goibibo platforms through “direct-connect” access to Indian Railways’ passenger reservation system online, allowing customers to reserve and purchase Indian Railways tickets on a real-time basis through our websites. Indian Railways is India’s state-owned railway, which owns and operates most of India’s rail transport. We booked 1.8 million, 4.1 million and 1.2 million transactions for rail tickets in fiscal years 2019, 2020 and 2021, respectively.

Using a customized search interface, our customers are able to quickly search for train tickets based on their preferred travel dates, destinations and class of travel. Customers are able to compare travel options across various trains, classes, dates and prices. The search results displayed are detailed and have been customized to suit the needs of local Indian railway users.

In 2020, we launched our partnership with Larson & Turbo Metro Rail Hyderabad Ltd, to enable commuters to book paperless Hyderabad metro tickets on our MakeMyTrip and Goibibo platforms. We booked 0.15 million and 0.1 million transactions for these metro tickets in fiscal years 2020 and 2021, respectively.

Car Hire. We provide car hire services in conjunction with holiday package bookings, pick and drop from airport and outstation cabs on both MakeMyTrip and Goibibo platforms. In fiscal year 2018, we introduced outstation cabs services on both MakeMyTrip and Goibibo platforms. Customers can make their bookings on our desktop and mobile sites and using our mobile applications for iOS and Android. As of March 31, 2021, we offered outstation cab services in more than 1,200 cities in India. We also offer airport pick-up and drop-off services from and to 12 airports across the country. Through our websites and mobile platform more than 0.4 million, 0.5 million and 0.1 million transactions were booked in fiscal years 2019, 2020 and 2021, respectively, for outstation cabs services. For airport pick-up and drop-off services, 0.4 million and 0.2 million transactions were booked in fiscal years 2020 and 2021, respectively.

Experiences

In fiscal year 2019, we introduced “Experiences” to enable our users to explore local activities in destinations that they travel to. We aim to provide our customers with a wide range of options for local activities for a seamless integrated trip across destinations, facilitated by instant confirmations on our booking systems. As of March 31, 2021, we have partnered with premium service providers across the world to bring over 45,000 domestic and international products to our customers.

Ancillary Services and Products

As an ancillary service offered to our customers, customers have the option of purchasing travel insurance from third-party insurers for trips booked on our online platforms at the time of booking. In the fiscal year 2020, MMT India and Ibibo India began offering lost baggage protection for international flyers in the form of compensation for delayed or lost baggage. In addition, our customers can pre-book meals from various airport meal outlets in select cities.

In the fiscal year 2021, MMT India and Ibibo India began facilitating access to COVID-19 insurance from third-party insurers, which covers hospitalization upon illness within 15 days of travel. We also launched door-to-door baggage delivery services through third party logistics providers to provide added convenience and seamless airport transfers to our customers.

Distribution Channels

We utilize a variety of technology-enhanced distribution channels to target the growing Indian middle-class travel market, where digital and ecommerce adoption is still at an early stage. Our broad distribution network gives us access to Indians traveling domestically or overseas and also reaches non-resident Indians and others traveling inbound to India. Our distribution network uses a combination of our websites, call centers, and franchisee-owned travel stores as well as our travel agents’ network in India and mobile service platform, giving us multiple channels to access these customers. The majority of our total transactions are carried out through our websites and mobile applications.

Our customers’ varied needs are served by different distribution channels. During fiscal year 2019, nearly all of our sales of air tickets for travel were made through our websites and mobile applications and the balance of our sales for air tickets, were made through our call centers and were most commonly for inbound travel. While we experienced a decrease in the average number of active users per month on our desktop websites between fiscal years 2019 and 2021, we believe that this is due to more customers shifting towards using our mobile applications instead of our desktop website as a result of the increased use of smartphones and mobile devices in India. Our sales of hotel rooms are also primarily made through our websites and our mobile applications. Our customers can book standard flight plus hotel packages on our websites and our mobile applications, but the majority of the sales of packages within or outside India are concluded through our call centers, and travel agents’ network. All of our bus and rail ticket sales in India are made through our Indian website and our mobile applications.

Internet Websites and Mobile Applications

Our MakeMyTrip brand operate through the websites www.makemytrip.com and other overseas regional websites servicing the Indian domestic and outbound market, the United States-India inbound market (focusing in particular on non-resident Indians in the United States), the Gulf Cooperation Council countries, and neighboring South-East Asian countries. Our Goibibo brand operates through www.goibibo.com and our redBus brand operates through www.redbus.in and other overseas regional websites.

Our websites and their content are tailored to our predominantly Indian user base. For example, on www.makemytrip.com, we have localized our top-selling hotel webpages with information and using language that we believe would be more attractive and relevant to an Indian user. Following our acquisition of the ibibo Group in January 2017, we have integrated the in-house development capabilities of MMT India and the ibibo Group to continuously maintain and improve our various platforms, including our www.makemytrip.com, www.goibibo.com and www.redbus.in websites. In 2021, we also launched the Arabic language version of our desktop and mobile website for flights and hotels product offerings in the Middle-East, specifically the Gulf Cooperation Council countries. The multilingual content has helped us build vernacular search optimized pages and acquire more Arabic speaking travelers and also led to increase in our mobile application downloads (English version) and acquire new users gradually in the region.

Using our websites, customers can easily and quickly review the pricing and availability of nearly all our services and products, evaluate and compare options, and book and purchase such service and products online. We have also designed our websites to offer personalized recommendations and offers based on a customer’s history. In addition, we have self-service customer support modules on our websites to let our customers check their refund status, modify or cancel reservations and view their travel itineraries. Customers can also purchase ancillary travel-related services and products, such as travel and other insurance products as part of the booking process. Certain packages for MICE or other customized packages cannot be purchased online although customers can submit inquiries through our websites and our sales representatives will contact such customers to follow up and process the transaction, if required.

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

Review. After a customer has selected a particular option, our websites will provide the customer with an opportunity to review the details of the product being purchased and the terms and conditions of such purchase. At this stage, our websites connect to the GDS (Amadeus CRS and Galileo GDS) or the websites of our travel suppliers to confirm the availability and pricing of the product selected, and in the event the customer’s choice is not available, the customer will be informed of the next-best alternative to the selected product. Customers booking travel products on our websites and mobile applications will also be shown options to purchase travel and other insurance products and other related ancillary services.

Payment. We offer our customers a variety of payment methods. On our Indian websites, customers may pay in Indian Rupees with credit cards, debit cards issued by several major banks in India (including Citibank, ICICI Bank, HDFC Bank, State Bank of India and AXIS Bank), bank transfers, e-wallets and unified payment interfaces such as GooglePay and PhonePe. We also offer partial payment options for large value transactions. All sales made through our desktop and mobile platforms require consumers to pay or guarantee their purchases with their credit cards or other payment options. Our online payment gateways are secured by “Verified by VISA,” “MasterCard Secure Code,” “Diners ProtectBuy,” “RuPay PaySecure” and “American Express SafeKey.” Customers may also use our propriety prepaid wallets (“MyWallet”, “GoCash” and “redBus Wallet”) to obtain instant refunds and a quicker checkout experience. We also accept international cards (issued outside India) through single factor authorization for which fraud chargeback liability is on MakeMyTrip. On our US MakeMyTrip website, customers may pay in US dollars with credit cards or through PayPal. On our United Arab Emirates website, customers may pay in United Arab Emirates Dirhams with credit cards or other payment modes acceptable in UAE. On our other international websites, customers may pay in multiple currencies with credit cards.

In fiscal year 2021, we launched deferred payment plans through one of our subsidiary in India to serve the online customers of MMT India and Ibibo India, giving our customers the option to pay for their bookings in monthly instalments over a duration of up to 12 months, in partnership with banks such as ICICI and IDFC and non-banking finance companies such as Kissht, Capital Float and Zest Money. We do not assume credit risk for these travel loans. We also offer an algorithm-based “Book Now, Pay Later” option for certain customers and offerings, as well as a hotel booking option that requires Rs. 1 at booking with the remainder auto-debited after completion of the stay.

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

Our MakeMyTrip, Goibibo and redBus mobile platforms cater to the full range of traveler needs. This includes our mobile websites and mobile applications, which allow customers to search, book and pay for Indian domestic and international air tickets, hotels and packages, bus and rail tickets, cab bookings and attractions and activity bookings on their mobile phones at no additional cost with flexibility of payment options. The tickets and bookings are delivered through email and WhatsApp messages. We also send regular updates on our offers to our customers via push notification on mobile applications. In addition to being able to make different types of travel bookings on their smartphones and mobile devices, customers can view their booking details, cancel bookings, request e-tickets, track refund status, look for new deals and use location-based services to find nearby places of interest. Our mobile applications are available for Android, iOS, and Windows devices. As of March 31, 2021, we had over 51 million life to date transacted customers on our various platforms.

According to App Annie, our MakeMyTrip mobile application had a total average of over 17.3 million, 22.2 million and 15.1 million active users per month in fiscal years 2019, 2020 and 2021, respectively, our Goibibo mobile applications had a total average of over 10.4 million, 12.8 million and 9.2 million active users per month in fiscal years 2019, 2020 and 2021, respectively, and redBus mobile applications had a total average of over 9.2 million, 14.1 million and 7.6 million active users per month in fiscal years 2019, 2020 and 2021, respectively.

As of March 31, 2021, our MakeMyTrip mobile application had been downloaded approximately 114.8 million times on Android, approximately 12.4 million times on iOS and approximately 0.4 million times on Windows Mobile. As of March 31, 2021, our Goibibo mobile application had been downloaded approximately 98.2 million times on Android and approximately 7.7 million times on iOS. As of March 31, 2021, our redBus mobile application had been downloaded approximately 56.1 million times on Android and 4.1 million times on iOS. Approximately 86% of our Indian online visitors reached us through our mobile platforms in fiscal year 2021. We have invested significantly in customer acquisition and inducement programs in order to increase mobile application downloads and accelerate growth in our India standalone hotel booking business. In our standalone hotels business, more than 80% of online transactions in fiscal year 2021 were completed through our mobile platforms.

Call Centers

Our in-house call centers that handle our sales and post-sales customer service support for MMT India’s international hotels and packages business as well as domestic Indian packages with more complicated itineraries, are run out of Gurugram and Nashik in India. For our International business operations, we also have our call centers in Singapore and Thailand. Our in-house call centers that handle our sales and post-sales customer service support for our bus-related services are run out of Bengaluru and Pune. We also outsource our call centers in Malaysia which supports our bus ticketing operations in Singapore and Malaysia. For our overseas bus ticketing business, we also have our in-house call centers in Indonesia, Peru and Colombia. Our call centers in India operate 24 hours a day, seven days a week and customers can call these centers to consult with our sales representatives, receive comprehensive, real-time hotel and package information, and make travel bookings. All of our sales representatives in India participate up to four-week training program before commencing work and have an in-depth knowledge of their relevant local market. Our sales representatives are also trained and updated with our new services and products.

To achieve cost-efficiency and scalability, we utilize various third-party vendors in India to manage our call center service and we outsource our call center service for sales and service for all international flights (both inbound to India and outbound from India), and most of our hotel reservations and packages to such vendors. Our outsourcing service providers also handle our post-sales customer service support for all flights (domestic and international), hotel reservations and packages, and rail and bus ticketing, as well as back office fulfillment and ticketing services. We primarily outsource our call center operations and fulfillment process in India to iEnergizer IT Services, Radical Minds Technologies, Concentrix Daksh Services, and others as we believe that these providers are experienced, reputable and able to adhere to our customer service standards and enhance our service quality. Our external agents complete training programs and refresher training courses in order to understand our processes and systems.

All our call centers are equipped with our enterprise resource planning, or ERP, application, allowing our sales representatives and agents to make bookings and create packages, as well as attend to customer requests. These centers are also linked to our CRM system which enables us to monitor the performance of our sales representatives and outsourced agents on a round-the-clock basis. We also have software that enables us to log on to customer calls enabling us to perform random checks on our call centers on a real-time basis. Our system also enables us to monitor the number of waiting calls and limit customer-aborted calls on our hotlines due to unacceptably long waiting times. We have an in-house quality team, which monitors the quality of our call center transactions, including the tone and voice of our customers, in order to ensure high quality service is consistently offered to our customers. We also have a third-party partner who audits the inbound and outbound calls and emails of our call center agents.

Travel Stores

As of March 31, 2021, we had over 150 franchisee-owned travel stores operated under the Pan India name, which primarily sell packages under our MakeMyTrip brand. During the COVID-19 pandemic in 2020, we have also right sized some of our businesses in sync with our longer term growth strategy to transition out of high fixed costs offline sales channels as a result of which we have shut all our company owned travel stores and counters in airports in India.

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

The customer experience in all our franchisee-owned travel stores is substantially similar because they are operated according to our guidelines, as required in our contractual arrangements with our franchisees. In addition to providing our franchisees with the use of our ERP application, links to our CRM system and a license to use our brand, we also make frequent on-site visits and provide other technical operational support to our franchisees. In exchange, we receive a fixed non-refundable fee and a share of revenues from all sales made by our franchisee-owned stores. The fee amounts and revenue-sharing rates are negotiable depending on the location of the store and other factors. In general, we encourage our franchisees to adapt their businesses to meet the demands and needs of their local market and customers.

Travel Agents’ Network

Our travel agents can access our MakeMyTrip, Goibibo and redBus B2B websites, which enable them to sell our full suite of online travel services to customers. Our B2B websites use a similar interface as our external customer-facing websites. We believe our network is attractive to travel agents as we provide access to products which such agents may not otherwise be able to access cost-effectively or at all. These travel agents earn commissions from us depending on the volume and type of travel services and products sold. Furthermore, our travel agents’ network allows us to expand our footprint in India and distribution network in a cost-effective manner. In fiscal year 2021, MMT India launched dedicated platform “myPartner” for travel agents, which enables travel agents to book hotels and air tickets on our platform, with direct access to our hotel and flight inventory. As of March 31, 2021, we had over 11,000 registered agents on our “myPartner” platform.

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

Fully Integrated Technology Platform

Our CRM systems in India use an in-house developed CRM and telephony platform, which integrate our sales, customer service and fulfillment operations. Our CRM systems are designed to analyze customer needs for better servicing. They generate reports identifying areas of opportunity or weakness and thereby help us in improving our service and product quality. Our web-enabled centralized booking system in India enables our customers and B2B partners to search and book travel services and products we sell and provide on a real-time basis. We also have “Verified by VISA,” “MasterCard SecureCode,” “Diners ProtectBuy,” “UPI”, “RuPay PaySecure” and “American Express SafeKey” enabled payment gateways, which provides additional security for transactions via our Indian website using credit cards and debit cards issued by Indian institutions. We also offer payment options via net banking and other instruments. Telephone services are powered by Avaya and Ameyo.

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

Our ERP application uses Microsoft Dynamics for MMT India, Ibibo India and certain other subsidiaries. These systems are integrated with our mid-office systems, which enable our agents to create and amend bookings as well as to attend to customer inquiries raised in our CRM systems.

Our MakeMyTrip, Goibibo and redBus platforms are hosted on AWS, which provides us the flexibility to scale horizontally. AWS provides a high degree of reliability, security and scalability all at the same time. For business continuity, these systems are backed up and snapshots are taken at regular intervals, including several times throughout the day. We have the ability to scale any of our applications depending on the traffic. This helps us in maintaining adequate capacity. Our technology architecture is modeled on web service architecture, which enables us to move swiftly and make changes on any APIs. We also have a New Relic monitoring system that tracks crucial metrics of our Goibibo and redBus applications. These provide information on system health, performance and security that is trackable in real time and can be data mined for troubleshooting.

We also use software from Omniture Web Analytics, SAS, Big Data Hive, Google Analytics Premium and PowerBI to assist us in analyzing our web-based business through various metrics, such as the rate of conversion of visitors to our websites to purchasing customers. We also use RedShift, a data warehousing system, to correlate data across multiple systems. Our In-house Campaign Manager software enables us to conduct real-time, targeted event-based campaigns on WhatsApp notifications and similar applications, email and SMS.

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

Security

We are committed to protecting the security of our customers’ information. We maintain an information security team that is responsible for implementing and maintaining controls to prevent unauthorized users to access our systems. These controls include the implementation of information security policies and procedures, security monitoring software, encryption policies, access policies, password policies, physical access limitations, and detection and monitoring of fraud from internal staff. We have acquired a fraud detection system which uses transaction patterns and other data sources which seek to prevent fraudulent transactions in real-time for MMT India and Goibibo.

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

Marketing and Brand Awareness

We believe our online and offline marketing strategies increase our brand awareness, drive potential customers to our websites and mobile applications and improve the rate at which potential customers visiting our websites and mobile applications and become actual customers. Our marketing strategies have been in line with our objective of driving the shift from offline to online, especially in the hotels and packages and ground transport businesses and reaching the underpenetrated and fragmented Indian online hotels segment while strengthening our brands’ dominant leadership position in the space.

Our marketing channels on desktop and mobile web primarily include online advertising, such as paid search engine marketing and optimization with Google, social media advertising (such as on Facebook, Twitter, LinkedIn and YouTube) and display advertising on other websites, participation in meta search engines (such as hotels product ads by Google, TripAdvisor and Trivago), offline advertising leveraging print or broadcast media, such as television or radio, e-mails and short messages, and other marketing channels, such as through our call centers and franchisee stores. During the COVID-19 pandemic, we shifted our focus to targeted digital marketing campaigns instead of offline advertising. We have consistently invested in building our brand and expanding our reach to travelers in India as well as overseas, through mass media campaigns as well as through innovative digital marketing tools.

Our marketing programs and initiatives include broad-based campaigns, promotional or seasonal offers, as well as, brand campaigns and brand ambassadors to drive brand building with our customers. Our advertising campaigns promote the competitive pricing of our offerings (including no cancellation charges or no advanced payment requirements) and wide inventory of travel offerings.

As part of our marketing efforts, we continue to scale up our existing strategic partnerships with major banks and credit card providers in India including American Express, Axis Bank, Citibank, HDFC Bank, ICICI Bank and SBI Credit Card, which helps us to access our strategic partners’ customer base. In fiscal year 2021, driving affordability was a key agenda for the group and regular EMI campaigns were aligned on both MakeMyTrip and Goibibo platforms to acquire new users and upsell to existing users. Our MakeMyTrip co-branded credit cards have ramped up significantly and the issued base stands at approximately 0.6 million as at March 31, 2021.

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

MakeMyTrip and Goibibo also offer loyalty programs. MMT India offers the “MMT Black” loyalty program for select customers on an invite-only basis to promote repeat bookings and enhancing stickiness to the platform. MMT Black members earn rewards based on their spending on our apps and websites and these rewards can be used to get discounts on bookings on our website and mobile platforms and can also be exchanged for coupons and rewards from partner brands. In fiscal year 2021, we relaunched our premier invite-only “MMT Black” loyalty program with enhanced supply funded benefits such as special discounts and upgrades on participating hotel brands, tier based complimentary flights, holiday privileges and rewards on each booking on our app and websites. As of March 31, 2021, we had 1.0 million enrolments in MMT Black. MMT India also offers “MakeMyTrip Double Black”, which aims to encourage users to make early bookings, without concerns relating to subsequent cancellations.

Goibibo’s “GoTribe” loyalty program allows registered users to earn rewards and benefits on their travel bookings. In fiscal year 2021, Goibibo also relaunched its loyalty program “GoTribe” to reward high value customers and to ensure stickiness from the most loyal base. Members earn Tribe coins and benefits like special discounts and complimentary privileges on participating hotel brands, tier based complimentary flight seats on each booking on app or web. The Tribe coins can be used to convert to goCash+ or to claim Tribe coupons, which can be used for getting discounts in bookings. As of March 31, 2021, Goibibo had 0.6 million enrolments in GoTribe.

During the COVID-19 pandemic, we launched a comprehensive safety initiative called MySafety for MakeMyTrip, GoSafe for Goibibo and Safety+ for redBus. We also partnered with over 30 key travel industry leaders to launch a safety pledge, the goal of which is to reassure customers on safety and instil confidence to travel or stay. In addition, as part of our ongoing Safe Travel Pledge, we partnered with suppliers to launch a self-certification program for hotel property cleanliness called MySafety and GoSafe. Going forward, these certified properties will also have the option to be independently verified by an independent auditing firm to provide further assurances to customers. While the program is available for branded and independent hotels, we believe our independent hotel suppliers will especially benefit from the program in terms of customer confidence and trust.

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

In fiscal year 2020, redBus launched redBuddy, an in-house developed self-help module to resolve customer issues across all the geographies. redBuddy is capable of handling all customer queries. It intelligently switches between automated responses by fetching relevant details from internal systems to handing over the chat to a live agent for better assistance. To make the system more user friendly, we have launched redBuddy in two regional languages in India, Hindi and Tamil. Apart from this, it is also available in Bahasa, Malay and Spanish as well to cater our international user base.

Our platforms provide real time personalization which takes in account user’s context, behavior, device, location, time, past searches and journeys to show users the right set of flight and hotel recommendations based on their past behavior and also behavior of other similar users.

Call Centers. We provide our customers with comprehensive and real-time assistance through our call centers, which are available 24 hours a day, seven days a week. Currently, we outsource a portion of our customer service call center operations in India to iEnergizer IT Services, Radical Minds Technologies, Concentrix Daksh Services and others in India, whose employees have been trained by our respective outsourcing service providers and us. We had approximately 1,700 outsourced call center representatives as of March 31, 2021.

We also have a dedicated in-house escalation service, which operates 24 hours a day, seven days a week, and is responsible for addressing issues or complaints raised by our customers, as well as in-house call centers in India, Singapore, Malaysia, Indonesia and Latin America. We are able to log on to customer calls enabling us to perform random checks on our call centers on a real-time basis. Our system also enables us to monitor the number of waiting calls, the number of active call center agents, and the real-time activity status of agents. We have an in-house quality team, which monitors the quality of interaction across lines of business, including through analysis of the tone and voice of our customers, in order to ensure high quality service is consistently offered to our customers. All of our representatives participate in a formal training program before commencing work and have in-depth knowledge of their relevant local market. Our representatives also attend periodic training programs to familiarize themselves with our new services and products.

During the COVID-19 pandemic, we have been focusing on expanding our automated responses to post-sales queries in order to reduce reliance on call center support in the future. We have also significantly reduced our outsourced teams at our call centers and our offline team managing corporate events. We also right sized our headcount largely in our packages business by shifting to variable cost driven offline sales channels, away from high fixed cost offline channels and optimized in some other areas where business recovery seemed slower. Collectively, our cost actions will help us reduce fixed costs as we begin to rebuild our business following the pandemic and make us a leaner and more efficient organization going forward.

Travel Stores. Customers may also visit our more than 150 franchisee-owned travel stores in India and obtain assistance from our sales and customer service representatives.

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

Through our CRM system, we maintain a secured anonymized customer database containing information on the transaction history and preferences of each customer who has booked a travel product through us. We document all sales and customers service processes at our company using business process management system methodology, such that the entire value chain, starting from the customer’s requirement until the delivery of the relevant service or product, or refund, if applicable, is documented. We also monitor our customer transactions and have a dedicated in-house escalation service operating 24 hours a day, seven days a week, which is responsible for answering any complaints or issues raised by our customers.

We have a fulfillment process that we mainly outsource, which minimizes any travel disruption for our customers, with a team of personnel responsible for ensuring that customers’ hotel bookings are checked and reconfirmed prior to the date of travel.

Supplier Relationships

We believe we have cultivated and maintain good relationships with our travel suppliers. We have a dedicated team to maintain and enhance our existing relationships, and develop new relationships, with travel suppliers. Our supplier relationship teams negotiate agreements or arrangements with suppliers for access to travel inventory for our services and products, and also monitor supplier-sponsored promotions. They also focus on relationship management with our suppliers. One of the key services we provide to our suppliers is the provision of customer feedback and preferences, which we obtain primarily through our CRM system, user-generated content on our websites and mobile platforms as well as through our call centers.

The table below sets forth our top five (in alphabetical order) airline suppliers for travel in India and overseas (based on gross bookings) and our top five (in alphabetical order) hotel suppliers (based on gross bookings) for fiscal year 2021.

Airlines (Travel within India)	Airlines (International Travel)	Hotels (within India)
Air India	Air India	Accor Hotels
Go Air	Go Air	Lemon Tree Hotels
IndiGo	IndiGo	Marriott Hotels & Resorts
SpiceJet	United Airlines	Radisson Hotels
Vistara	Vistara	Taj Hotels, Resorts & Palaces

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

Hotels

As of March 31, 2021, we provided our customers with access to over 77,500 domestic accommodations in India and more than 700,000 hotels and properties outside India. We also offer more than 23,000 alternative properties to broaden our customer reach. Our hotel supply team is responsible for negotiating agreements or arrangements with independent hotels, hotel chains and hotel management companies and securing competitive rates, promotions and access to inventory for listing on our websites as well as packaging of holidays. We select our hotel partners by their reputation and quality and monitor customer feedback on our websites as well as other channels in order to ensure that hotels listed on our websites maintain acceptable standards.

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

We have also expanded our hotel offerings by providing alternate accommodations, which include villas, apartments, hostels, homestays and cottages. We do not assume any inventory risk and these properties allocate their inventory to us directly or through channel managers. We have also introduced calendar sync option, which allows alternative accommodation providers to update inventory by synchronizing their calendars. We allow customers to book these properties through all of our online platforms.

Buses

As of March 31, 2021, we provided our customers with access to over 25,000 privately owned services, approximately 42,000 government owned Road Transport Corporation services in India, approximately 8,000 services across Peru and Colombia and 11,400 services across South East Asia. We have a bus operator facing platform redBus Plus, which allows bus operators to update service information, creating campaigns, responding to customer feedback and analyze customer demand. redBus also provides bus ticketing API to multiple e-commerce websites across the spectrum and thus enables the widest possible distribution reach for bus operators.

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

Competition

The market for travel services and products is highly competitive. We primarily compete with established and emerging providers of travel services and products, including other online travel agencies such as Yatra.com, Easemytrip.com, Airbnb.co.in, Booking.com, Cleartrip.com, Expedia.com, traditional travel agencies, tour operators, travel suppliers and intermediaries that provide travel services. Large, established internet search engines have also launched applications offering travel itineraries in destinations around the world, and meta-search companies who can aggregate travel search results also compete with us for customers. The Indian market is highly competitive, and current and new competitors may be able to launch new services at a lower cost. In the hotels and packages segment, we primarily compete with traditional travel players such as Thomas Cook, Travel Triangle and others in packages offerings, as well as online travel agencies in the case of standalone hotel bookings and new entrants. Such competitors may have greater financial resources than us, may seek to increase market share by offering heavy discounting and promotional schemes and may be able to negotiate better rates with suppliers.

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

Our key logos are also registered trademarks in India, including “MakeMyTrip” “MMT Black,” “MMT Double Black,” “MakeMyTripMyBusiness,” “go-mmt”, “GoStays,” “GoIbibo,” “Ibibo,” “MAKEMY,” and “redbus.in.”

In fiscal year 2021, a series of new trademark applications were filed for some of which have also got registered. Additionally, to protect the marks of MakeMyTrip, Goibibo and redBus, we file objections before the trademark registry from time to time against deceptively similar trademarks.

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

Employees

As of March 31, 2021, we had 3,256 employees. The following tables show a breakdown of our employees as of the end of our past three fiscal years by function and location.

	Number of Employees as of March 31,
Division/Function	2019	2020	2021
Management	16	18	16
Product development	215	221	199
Sales and marketing	1,331	1,340	1,006
Technology development and technology support	1,052	1,253	1,240
Others (including operations, business development, administration, finance and accounting, legal and human resources)	836	1,128	795
Total	3,450	3,960	3,256

	Number of Employees as of March 31,
Location	2019	2020	2021
India	3,156	3,646	3,055
United States	3	3	3
Singapore	61	60	39
Malaysia	23	27	10
Thailand	107	107	60
United Arab Emirates	6	6	5
China	1	1	1
Colombia	8	9	7
Peru	63	70	42
Indonesia	22	31	34
Total	3,450	3,960	3,256

None of our employees are represented by a labor union. We believe that our relations with our employees are good. We contract with third parties for the provision of temporary employees from time to time based on the needs of our businesses for various functions, including administration, technology-related projects. As of March 31, 2021, we employed 560 temporary and contract employees.

After March 31, 2020, during the COVID-19 pandemic, we significantly reduced our outsourced teams at our call centers and our offline team managing corporate events. We also right sized our headcount largely in our packages business by shifting to variable cost driven offline sales channels, away from high fixed cost offline channels and optimized in some other areas where business recovery seemed slower.

Insurance

We maintain and annually renew insurance for losses (but not business interruption) arising from fire, burglary as well as terrorist activities for our corporate office at Gurugram and other offices in India. We have a liability policy to insure our directors and officers from various liabilities arising out of the general performance of their duties. We have purchased public liability insurance, fidelity insurance and work injury compensation insurance for our group entities and have also obtained cyber and crime insurance for operations in India.

Regulations

We are subject to various laws and regulations in India arising from our operations in India, including travel agent requirements and the operation of our MakeMyTrip, Goibibo and redBus call centers.

MMT India requires licenses from state tourism departments to act as a travel agent/tour operator in certain states in India. MMT India has received such licenses from the Ministry of Tourism, Government of India for its registered office in the National Capital Territory of Delhi. In addition, Luxury Tours and ibibo Group Pte. Ltd. holds a travel agent’s licenses from the Singapore Tourism Board. We also have inbound and outbound licenses for ITC Group issued by Department of Tourism, Thailand.

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

The Consumer Protection Act, 2019, along with the Consumer Protection (E-Commerce) Rules, 2020, became effective in 2020 and replaced the Consumer Protection Act, 1986, as amended. The new law and rules regulate matters relating to consumer rights, unfair trade practices and false or misleading advertising, and also establish regulatory authorities, including to address complaints, conduct investigations and adjudicate disputes. The rules impose obligations on marketplace and inventory e-commerce entities and sellers relating to the conduct of business and disclosure of information. In addition, the government has recently in June 2021 invited comments on draft amendments to the Consumer Protection (E-Commerce) Rules, 2020, which include various compliance requirements, including registration of e-commerce entities, restrictions on certain sales and marketing activities and disclosure requirements.

We obtained necessary licenses to operate our domestic and international call centers as “Other Service Providers” in Gurugram and Bengaluru from the Department of Telecommunications, Ministry of Communications, Government of India.

Our operations in India currently do not benefit from tax holidays under any applicable laws or regulations.

The Government of India’s consolidated foreign direct investment policy, or the FDI Policy, and the Foreign Exchange Management Act, 1999, and the rules and regulations thereunder, each as amended, or FEMA, have certain requirements with respect to downstream investments by Indian companies that are owned or controlled by foreign entities and with respect to foreign investment into India and transfer of ownership or control of Indian companies in sectors with caps on foreign investment from resident Indian persons or entities to foreigners, as well as such transactions between foreigners. These requirements currently include restrictions on pricing, valuation of shares and sources of funding for such investments, and may, in certain cases, require prior notice to or approval of the Government of India. In addition, pursuant to amendments in April 2020 to the FDI policy and the FEMA rules, prior government approval will be required for any non-debt investment into India by non-resident entities from countries that share a land border with India or where the beneficial owner of such an investment is situated in or is a citizen of any such country, as well as for any transfer of any such proposed or existing non-debt investment, directly or indirectly, that would result in ownership by any such non-resident entity or beneficial owner. The list of land border countries includes Afghanistan, Bangladesh, Bhutan, the People’s Republic of China, Myanmar, Nepal and Pakistan. This approval requirement applies to investments in all sectors, including those that previously did not require such approval, such as travel and tourism.  The term “beneficial owner” has not yet been defined for purposes of the FDI Policy and the FEMA. If we are deemed to be a non-resident entity or an entity with a beneficial owner restricted by these amendments, prior government approval will be required for investments in non-debt instruments in our direct and indirect Indian subsidiaries and group entities, including MMT India and Ibibo India, as well as for any such proposed investments or acquisitions by us or our affiliates, including MMT India, Ibibo India and affiliates which are not resident in India. Investments in our ordinary shares, including upon conversion of our Class B shares or our 2028 Notes, and our and Class B shares would be deemed to be non-debt investments into our Indian subsidiaries, including MMT India and Ibibo India. Accordingly, under the current FDI Policy and the FEMA rules, any proposed holder of our ordinary shares or Class B shares that is a non-resident entity from a country that shares a land border with India or where the beneficial owner of such an investment is situated in or is a citizen of any such country would need to have obtained prior government approval in India, and any holder or beneficial owner of our 2028 Notes will not be able to convert such notes into ordinary shares without such approval. The Government of India has made and may continue to make revisions to the FDI Policy and the FEMA rules, which may impose additional requirements with respect to any holder’s ability to acquire our ordinary shares, including upon conversion of our Class B shares or our 2028 Notes, and/or requirements for acquisition of our ordinary shares or Class B shares upon a transfer thereof. Further, under the FEMA, we are restricted from lending to or borrowing from our Indian subsidiaries and our Indian subsidiaries are restricted from lending or borrowing in foreign currencies. We are also required to complete FEMA filings with respect to past investments in order to make further investments in India. Under the FEMA, the Reserve Bank of India has the power to impose monetary penalties, including of up to three times the value of a FEMA contravention where quantifiable, and confiscate the shares at issue. Further, the Government of India has made and may continue to make revisions to the FDI policy on e-commerce in India, including in relation to business model, inventory, pricing and permitted services. The Department of Promotion of Industry and Internal Trade, Ministry of Commerce and Industry, Government of India invited comments on a draft National e-Commerce Policy in 2019, which addresses various topics, including data and e-commerce regulation. The timing or impact of this policy, which remains in draft form, is not yet certain. Such changes may require us to make changes to our business in order to comply with Indian law.

The Competition Act, 2002, as amended, or the Competition Act, regulates practices that could have an appreciable adverse effect on competition in India. Under the Competition Act, any arrangement, understanding or action, whether formal or informal, which causes or is likely to cause an appreciable adverse effect on competition in India is void and may result in substantial penalties and compensation to be paid to persons shown to have suffered losses. Any agreement among competitors which directly or indirectly determines purchase or sale prices, results in bid rigging or collusive bidding, limits or controls production, supply, markets, technical development, investment or the provision of services, or shares the market or source of production or provision of services in any manner, including by way of allocation of geographical area or types of goods or services or number of customers in the market, is presumed to have an appreciable adverse effect on competition. Further, the Competition Act prohibits the abuse of a dominant position by any enterprise either directly or indirectly, including by way of unfair or discriminatory pricing or conditions in the sale of goods or services, using a dominant position in one relevant market to enter into, or protect, another relevant market, and denial of market access, and such practices are subject to substantial penalties and may also be subject to compensation for losses and orders to divide the enterprise. Acquisitions, mergers and amalgamations that exceed certain revenue and asset thresholds (combinations) require the prior approval of the Competition Commission. Any such combinations that have, or are likely to have, an appreciable adverse effect on competition in India are prohibited and void. There can be no assurance that we will be able to obtain approval for such future transactions on satisfactory terms, or at all.

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

(3)	The ITC Group consists of ITC Bangkok Co., Ltd. (Thailand) and other insignificant subsidiaries.
(4)	In July 2020, MakeMyTrip FZ-LLC (UAE) incorporated a wholly-owned subsidiary in Dubai named MakeMyTrip Travel & Tourism LLC.

D. Property, Plant and Equipment

Our primary facility is our principal executive office located in Gurugram, India, which serves as the principal place of business for our MMT India and Ibibo India operations. Our principal executive offices cover approximately 109,000 square feet and is under lease primarily from fiscal year 2017 to fiscal year 2029. Further, we have leased one facility covering 46,000 square feet in Bengaluru and another facility covering 14,000 square feet in Mumbai.

As of March 31, 2021, we had over 150 franchisee-owned travel stores, operated under the Pan India name, which primarily sell packages under our MakeMyTrip brand. Outside of India, we lease offices in South-East Asia, Dubai, the USA and Latin America. During the COVID-19 pandemic, we have also right sized some of our businesses in sync with our longer term growth strategy to transition out of high fixed costs offline sales channels as a result of which we have shut all our company owned travel stores in India. We have also shut down portions of our principal executive offices for MMT India and Ibibo India in Gurugram and our other facility in Bengaluru.

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

Overview

We are a leading online travel company in India. Through our primary websites, www.makemytrip.com, www.goibibo.com and www.redbus.in, and mobile platforms, travelers can research, plan and book a wide range of travel services and products in India as well as overseas. Our services and products include air ticketing, hotels and packages, bus tickets, rail tickets, car hire, experiences and ancillary travel requirements such as facilitating access to third-party travel and other insurance products and visa processing. In order to meet the requirements of the growing Indian middle-class travel market where Internet penetration is low, we also utilize other technology-enhanced distribution channels, including call centers, franchisee-owned travel stores in India, as well as our travel agents’ network in India. Our customers are able to make bookings on our MakeMyTrip, Goibibo and redBus websites and on mobile platforms through our mobile applications, including Indian domestic and international flights, hotels and holiday packages and Indian bus offerings through our iOS and Android applications. Smartphones and mobile devices have and will continue to be an integral part of how our customers shop for and purchase our products in the coming years.

We generate revenue through three main lines of business, air ticketing, hotels and packages and bus ticketing. Our sales of air tickets, bus tickets and hotel rooms are primarily made through our websites and our mobile applications. Our customers can book standard packages on our MakeMyTrip websites and mobile platforms, but sales of packages within or outside India are often concluded through our call centers and travel agents’ network. We also generate revenue through the online sale of rail and metro tickets, cab services, experiences, visa services, brand alliance fees and by facilitating access to travel and other insurance products, as well as advertising revenue from third-party advertisements on our websites.

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

In our hotels and packages business, revenue (including revenue on air tickets sold as part of packages) is generally accounted for on a “gross” basis, representing the total amount paid by our customers for these travel services and products. The cost of procuring the relevant services and products for sale to our customers in this business is classified as service cost. Our hotels and packages revenue also include commissions and convenience fees earned from travelers for the sale of hotel rooms (without packages), and commissions we earn as an agent from other online travel agents and aggregators from whom we procure hotel rooms for our customers for most hotels outside India, which are accounted for on a “net” basis. We earn commissions in a similar manner for certain non-hotel products related to our packages. Our hotels and packages business tends to yield higher margins than our air ticketing business, which we believe reflects the greater value that our travel services add and the more complex nature of our hotels and packages services as compared to our air ticketing business. We are focused on expanding our hotels and packages business and shifting our revenue mix accordingly.

In our bus ticketing business, our main sources of revenue are revenue from commissions or fees on the sale of bus tickets, including from bus operators. We also receive commissions from aggregators from whom we procure inventory for certain bus tickets, when their inventory is booked through us. Income from bus ticketing, including commissions and fees earned from bus operators and convenience fees earned from travelers is recognized on a net basis as an agent on the date of journey as the performance obligation is satisfied on the date of journey by the traveler.

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

The following table reconciles our revenue (an IFRS measure) to Adjusted Margin (a segment profitability measure):

	Air Ticketing			Hotels and Packages			Bus Ticketing			Others
	Fiscal Year Ended March 31,			Fiscal Year Ended March 31,			Fiscal Year Ended March 31,			Fiscal Year Ended March 31,
	2019	2020	2021	2019	2020	2021	2019	2020	2021	2019		2020		2021
	(in thousands except percentages)
Revenue as per IFRS	$166,714	$174,361	$57,013	$237,524	$235,814	$67,976	$53,745	$65,009	$24,895	$28,028		$36,345		$13,556
Add: Customer inducement costs recorded as a reduction of revenue	68,632	75,779	$23,513	274,915	265,706	18,652	13,950	17,688	667	861		1,985		76
Less: Service Cost as per IFRS	1,193	420	$293	160,824	141,404	19,146	8,870	7,060	2,712	58	(1)	383	(1)	66	(1)
Adjusted Margin	$234,153	$249,720	$80,233	$351,615	$360,116	$67,482	$58,825	$75,637	$22,850	$28,831		$37,947		$13,566
% of total Adjusted Margin	34.8%	34.5%	43.6%	52.2%	49.8%	36.6%	8.7%	10.5%	12.4%	4.3%		5.2%		7.4%

(1)	Loyalty program costs amounting to $2.5 million, $5.1 million and $0.09 million have been excluded from service cost for the fiscal years 2019, 2020 and 2021, respectively, relating to “Others”.

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

Revenue from our hotels and packages business (including air tickets sold as part of packages) is generally accounted for on a “gross” basis, representing the total amount paid by our customers for these travel services and products, as we control the services before such services are transferred to the traveler. The cost of procuring the relevant services and products for sale to our customers in this business is classified as service cost. However, our hotels and packages revenue also include commissions and convenience fees earned from travelers for the sale of hotel rooms (without packages), and commissions we earn as an agent from other online travel agents and aggregators from whom we procure hotel rooms for our customers for most hotels outside India, which are accounted for on a “net” basis. We earn commissions in a similar manner for certain non-hotel products related to our packages. Our hotels and packages revenue is recognized on the check-in date for hotel reservations and the date of departure for packages.

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

Gross bookings represent the total amount paid by our customers for the travel services and products booked through us, including taxes, fees and other charges, and are net of cancellations, and refunds.

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

	Fiscal Year Ended March 31,
	2019	2020	2021
	(in thousands, except percentages)
Unit metrics
Air Ticketing - Flights segments	39,485	42,054	15,019
Hotels and Packages - Room nights	26,611	29,647	8,538
Standalone Hotels - Online - Room nights	25,911	29,043	8,435
Bus Ticketing - Travelled tickets	61,464	78,582	26,717

Gross bookings:
Air Ticketing	$3,214,545	$3,581,267	$980,841
Hotels and Packages	1,515,464	1,626,732	376,444
Bus Ticketing	716,135	885,736	278,157
	$5,446,144	$6,093,735	$1,635,442

Adjusted Margin %:
Air Ticketing	7.3%	7.0%	8.2%
Hotels and Packages	23.2%	22.1%	17.9%
Bus Ticketing	8.2%	8.5%	8.2%

Factors Affecting Our Results of Operations

Changes in Our Business Mix and Adjusted Margin %. Changes in the Indian air travel industry have affected, and will continue to affect, the revenue per transaction for travel agents, including our company. In particular, volatility in global economic conditions, travel disruptions due to the COVID-19 pandemic and jet fuel prices in recent years, as well as increased liquidity constraints, have caused our airline partners to pursue cost reductions in their operations, including reducing distribution costs. Measures taken by airlines to reduce such costs have included reductions in travel agent commissions. Many international airlines, which fly to India, have also either significantly reduced or eliminated commissions to travel agents. Unlike full-service airlines, low-cost airlines do not generally utilize GDSs for their ticket inventory. As a result, travel agents selling air tickets for low-cost airlines generally do not earn fees from GDSs.

Adverse changes to the overall business and financial climate for the airline industry in India due to various factors including, but not limited to, rising fuel costs, high taxes, significant depreciation of the Indian Rupee as compared to the US dollar making travel for Indian consumers outside India more expensive, and increased liquidity constraints, resulted in airlines in India reducing the base commissions paid to travel agencies. Over the last few years, the domestic airlines in India continued to reduce the base commissions paid to travel agencies and we spent significantly to promote transactions on our mobile platforms in India and to promote our international hotels. These factors have caused us to record net losses in the past and in the current year. Any consolidation in the airline industry involving our suppliers may also adversely affect our existing relationships and arrangements with such suppliers. In addition, many large hotel chains and online travel agencies have launched initiatives, such as increased discounting and incentives, to encourage consumers to book accommodations through their websites. Discounting and couponing coupled with a high degree of consumer shopping behavior is particularly common in Asian markets, while brand loyalty in such markets is less important. In some cases, our competitors are willing to make little or no profit on a transaction, or offer travel services at a loss, in order to gain market share. During fiscal years 2019 and 2020, we made significant investments in our ongoing customer acquisition programs, such as cash incentives and select loyalty program incentive promotions, to accelerate growth in our standalone hotel booking business and in response to increased competition in the domestic travel market in India. This was the primary factor that resulted in our net loss of $(167.9) million and $(447.5) million (of which $(302.9) million was the result of an impairment of goodwill and provision for litigations) in fiscal years 2019 and 2020, respectively. Further in fiscal year 2021, we curtailed our marketing and sales promotions expenses in response to lower travel demand due to the COVID-19 pandemic and reported a net loss was $(56.0) million.

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

In fiscal year 2021, our air ticketing Adjusted Margin % increased to 8.2% from 7.0% in fiscal year 2020. The increase in Adjusted Margin % was primarily attributable to incremental incentives from our air ticketing suppliers to drive travel growth in fiscal year 2021. In fiscal year 2020 prior to the COVID-19 pandemic, air ticketing- flight segments and gross bookings were on a growth trajectory largely driven by the expansion of the travel market in India, including increased domestic travel and the opening of new airports under the Government of India’s initiative program “UDAN” which is focused on broadening the air travel sector, bringing new entrants into the air travel market and expanding the Indian economy. As of March 31, 2021, 57 new airports and more than 349 new routes were opened and operational under the said UDAN scheme. In fiscal year 2020, our air ticketing Adjusted Margin % decreased to 7.0% from 7.3% in fiscal year 2019. The marginal decline in Adjusted Margin % was primarily attributable to lower supplier incentives earned due to the decline in air travel demand as a result of the COVID-19 pandemic in fiscal year 2020.

In fiscal year 2021, our Adjusted Margin % in the hotels and packages business decreased to 17.9% from 22.1% in fiscal year 2020, primarily due to margin reductions for certain categories of hotels to support our hotel service providers during the COVID-19 pandemic and also due to a lower share of high-margin budget hotels. In fiscal year 2020, our Adjusted Margin % in the hotels and packages business decreased to 22.1% from 23.2% in fiscal year 2019, primarily due to a decrease in margins from our suppliers in line with a shift in our pricing strategy in the hotels and packages business.

Gross bookings for hotels and packages decreased from $1,626.7 million in fiscal year 2020 to $376.4 million in fiscal year 2021, due to the continued impact of the COVID-19 pandemic in the fiscal year 2021, including lower travel demand beginning in March 2020 and travel restrictions and nationwide lockdown orders implemented in India in March 2020. Adjusted Margin from our hotels and packages business accounted for 52.2%, 49.8% and 36.6% of our total Adjusted Margin in fiscal years 2019, 2020 and 2021, respectively.

Our Adjusted Margin % in the bus ticketing business was 8.2%, 8.5% and 8.2% in fiscal years 2019, 2020 and 2021, respectively, which reflects the continued offline to online shift within this travel segment, partially offset by the impact of the COVID-19 pandemic, including lower travel demand beginning in March 2020 and travel restrictions and nationwide lockdown orders implemented in India in March 2020.

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

•	growth in the Indian economy and the middle-class population in India, as well as increased tourism expenditure in India;
•	increased travel connectivity in India;
•	increased internet penetration (particularly mobile based penetration) in India;
•	increased adoption of the Internet for commerce in India;
•	competition from new and existing market entrants, particularly in the Indian online travel industry;
•	capacity and liquidity constraints in the airline industry in India;
•	the willingness of travelers to use online travel services instead of traditional offline hotel booking services; and
•	increased use of smartphones and mobile devices in India.

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

US Dollar-Indian Rupee Exchange Rate. The presentation currency of our financial statements is the US dollar. However, the functional currency of our key operating subsidiaries in India, MMT India and Ibibo India, is the Indian Rupee. We generate a substantial portion of our revenue in Indian Rupees and substantially all of our costs are borne in Indian Rupees. A majority of our assets and liabilities are also denominated in Indian Rupees.

The financial statements of all our subsidiaries are translated to our presentation currency using relevant exchange rates in accordance with IFRS. In particular, the assets and liabilities of our foreign operations are translated to US dollars at exchange rates as of the relevant reporting date, and the income and expenses of our foreign operations are translated to US dollars at the average of the exchange rates applicable during the relevant reporting period. Foreign exchange gains and losses resulting from the settlement of transactions and from the re-measurement of monetary items at year-end exchange rates are recognized in the profit or loss of the period in which they arise. When the US dollar strengthens against the Indian Rupee, our revenue and costs in Indian Rupees converted to US dollars decrease. When the US dollar weakens, our revenue and costs in Indian Rupees converted to US dollars increase.

In the past few years, there have been periods of weakness in the Indian Rupee compared to the US dollar. In fiscal year 2021, the average value of the Indian Rupee depreciated 4.3% against the US dollar as compared to the average value of the Indian Rupee in fiscal year 2020. In fiscal year 2020, the average value of the Indian Rupee depreciated 1.4% against the US dollar as compared to the average value of the Indian Rupee in fiscal year 2019. We had a net foreign exchange gain of $4.6 million in fiscal year 2021, mainly due to the appreciation of the Indian Rupee against the US dollar as at March 31, 2021 by 2.1% as compared to March 31, 2020.

Our Revenue, Service Cost and Other Revenue and Expenses

Revenue

We commenced operations in 2000 with a focus on the non-resident Indian market in the United States, primarily servicing its demand for United States to India air tickets. We started our Indian business with the launch of our Indian MakeMyTrip website in September 2005 and acquired the ibibo Group in January 2017. Over time, we have expanded our hotels and packages business, expanded internationally and introduced other non-air services and products such as the sale of bus and rail tickets, car hire, experiences and ancillary travel requirements such as facilitating access to third-party travel and other insurance products and visa processing. We also generate advertising revenue from third-party advertisements on our websites including revenue from brand alliances. The key travel services we offer are booking of air tickets, hotels and packages and bus tickets. Below is a description of the key components of our revenue.

Air Ticketing. We earn commissions from airlines suppliers for tickets booked by customers through our distribution channels as well as incentive payments linked to the number of sales facilitated by us. We either deduct commissions at the time of payment of the fare to our airline suppliers or collect our commissions on a regular basis from our airline suppliers, whereas incentive payments are collected from our airline suppliers on a periodic basis. Incentives earned from airlines are recognized on the basis of performance targets agreed with the relevant airline and when performance obligations have been completed. We charge our customers a service fee for booking airline tickets. We receive fees from our GDS service providers based on the volume of sales completed by us through the GDS. Revenue from air tickets sold as part of packages is eliminated from our air ticketing revenues and added to our hotels and packages revenue.

Hotels and Packages. Revenue from our hotels and packages business generally represents the total amount paid by our customers for these services and products as well as revenue from air tickets sold as part of packages. Our hotels and packages revenue also include commissions and convenience fees earned from travelers for the sale of hotel rooms (without packages), and commissions we earn as an agent from other online travel agents and aggregators from whom we procure hotel rooms for our customers for most hotels outside India, which are accounted for on a “net” basis. We earn commissions in a similar manner for certain non-hotel products related to our packages. As revenue in our hotels and packages business is accounted for on a “gross” basis, revenue from air tickets sold as part of packages is grossed up to include the fare paid by customers as well as all commissions and fees charged by us, and added to our hotels and packages revenue.

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

Service Cost

Service cost primarily consists of costs paid to hotel and package suppliers for the acquisition of relevant services and products for sale to customers, and includes the procurement cost of hotel rooms and other local services such as sightseeing costs for packages and local transport costs. Service costs also include other costs of providing services for our bus ticketing business; it does not include any component of personnel cost, depreciation or other operating costs. As revenue from our air ticketing business is generally recognized on a “net” basis, there is typically no service cost associated with our air ticketing business.

The following table sets forth revenue recorded on a “gross” basis and on a “net” basis as well as service costs within our air ticketing business, our hotels and packages business, our bus ticketing business and our other revenue during last three fiscal years.

	Air Ticketing			Hotels and Packages			Bus Ticketing			Others
	Fiscal Year Ended March 31,			Fiscal Year Ended March 31,			Fiscal Year Ended March 31,			Fiscal Year Ended March 31,
	2019	2020	2021	2019	2020	2021	2019	2020	2021	2019		2020		2021
	(in thousands)
Revenue on gross basis	$—	$—	$—	$188,834	$163,457	$21,844	$—	$—	$—	$—		$—		$—
Revenue on net basis	166,714	174,361	57,013	48,690	72,357	46,132	53,745	65,009	24,895	28,028		36,345		13,556
Revenue as per IFRS	$166,714	$174,361	$57,013	$237,524	$235,814	$67,976	$53,745	$65,009	$24,895	$28,028		$36,345		$13,556
Add: Customer inducement costs recorded as a reduction of revenue	68,632	75,779	23,513	274,915	265,706	18,652	13,950	17,688	667	861		1,985		76
Less: Service Cost as per IFRS	1,193	420	293	160,824	141,404	19,146	8,870	7,060	2,712	58	(1)	383	(1)	66	(1)
Adjusted Margin	$234,153	$249,720	$80,233	$351,615	$360,116	$67,482	$58,825	$75,637	$22,850	$28,831		$37,947		$13,566

(1)	Loyalty program costs amounting to $2.5 million, $5.1 million and $0.09 million have been excluded from service cost for the fiscal years 2019, 2020 and 2021, respectively, relating to “Others”.

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

While internet penetration in India has been increasing steadily since 2016, we believe that it still has substantial room for growth. As internet penetration increases, Indian consumers are increasingly using the internet to research and purchase products, including travel. The use of mobile devices in India is expected to continue to grow. With the proliferation of smartphones and tablets, mobile has become a prominent tool for travelers to search, discover and purchase travel services. For example, our standalone hotel bookings made over our mobile platforms was more than 80% in fiscal year 2021 of total online bookings.

We have offered these customer inducement and acquisition programs from time to time on our various booking platforms. Below are further details regarding the cash back incentives, upfront cash incentives and e-wallet loyalty programs that we offer:

•

Cash back incentives: Under this scheme, the end-customers are offered certain predefined cash back based on the terms offered at the time of sale. We enter into specific agreements with various banks for joint promotional offers pursuant to which the cost of cash back promotional incentive is shared between the bank and us and is agreed before rolling out such schemes to the end-customers. On eligible transactions, an instant cash-back discount is given to the end-customer at the time of payment or a cash is credited in the end customer’s credit card or bank account by bank as per the terms communicated at the time of the transaction. We share details of eligible bookings made under the promotional offer with the respective banks with whom such promotions were offered. The relevant bank reconciles the details shared with transactions recorded on their platform.

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

•

Upfront cash incentives: Under this scheme, an upfront e-cash incentive is offered to end-customers at the time of booking on eligible online transactions as part of our customer inducement and retention strategy, primarily in the air ticketing and hotels business. The cash incentive to be offered on each sale is predetermined by us and the end-customer is required to select from among the various promotional offers. Upon such selection, the customer becomes eligible for an upfront cash incentive. The quantum of this incentive is based on the gross value of the transaction in order to induce the end-customer and is not linked to the commission earned by us as an agent from the hotels or airlines or service fee earned from the customers.

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

Other Operating Expenses

Other operating expenses primarily consist of, among other things, charges by payment gateway providers, website hosting charges, fees paid to our outsourcing service providers for our call center service and other functions and legal and professional expenses.

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

Finance costs comprise interest expense on borrowings, foreign currency losses (net), change in financial liability, impairment losses recognized on financial assets, including trade and other receivables and cost related to public offerings.  Foreign currency gains and losses are reported on a net basis. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Interest income and cost is recognized as it accrues in profit or loss, using the effective interest method.

The ‘effective interest rate’ is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to:

•	the gross carrying amount of the financial asset; or
•	the amortised cost of the financial liability.

Foreign Currency Translation

We report our consolidated financial statements in US dollars, which is the functional and presentation currency of our holding company and certain of our subsidiaries. The functional currency of each of our subsidiaries is the currency in which each subsidiary primarily generates and expends cash. The financial statements of all our subsidiaries with functional currencies other than US dollars are translated to our holding company’s presentation currency using relevant exchange rates in accordance with IFRS. In particular, the assets and liabilities of our foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to US dollars at exchange rates as of the relevant reporting date, and the income and expenses of our foreign operations are translated to US dollars at the average of the exchange rates applicable during the relevant reporting period. Adjustments resulting from the translations of financial statements of our subsidiaries, except for subsidiaries whose functional currency is US dollars, from their functional currency to our presentation currency are accumulated and reported as other comprehensive income, which is a separate component of our shareholders’ equity called ‘Foreign Currency Translation Reserve’ (‘FCTR’). However, if the operation is a non-wholly owned subsidiary, then the relevant proportionate share of the translation difference is allocated to non-controlling interest and reported in non-controlling interest. When a foreign operation is disposed of, in part or in full, the relevant amount in the FCTR is transferred to profit or loss as part of the profit or loss on disposal. See also “— Quantitative and Qualitative Disclosures about Market Risk — Foreign Exchange Risk.”

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

Income from hotel reservations including commission and convenience fees earned from travelers is recognized on a net basis as an agent on the date of check-in as the performance obligation is satisfied by the Group on the date of check-in by the traveler.

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

Income from other sources of the Group, primarily comprising advertising revenue, fees for facilitating access to its internet-based platforms to travel and other insurance products from insurance companies and brand alliance fees is being recognized as the services are being performed as per the terms of the contracts with respective supplier.

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

Significant judgements

Contracts with travel suppliers can include incentive payments, which are estimated at inception and are adjusted at the end of each reporting period as additional information becomes available only to the extent that it is probable that a significant reversal of any incremental revenue will not occur. Determining the amount of such incentives from travel suppliers requires judgement.

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

Income from hotel reservations including commission and convenience fees earned from travelers is recognized on a net basis as an agent on the date of check-in as the Group does not assume any performance obligation post the issuance of hotel confirmation voucher to the customer. Performance linked incentives from hotels are recognized as income on achievement of performance obligations.

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

Income from other sources, primarily comprising advertising revenue, income from rail tickets reservation and commission from providing the option of purchasing travel and other insurance products from third-party insurers, is recognized as the services are being performed. Income from rail tickets reservation is recognized as an agent on a net commission earned basis, as the Group does not assume any performance obligation post the confirmation of the issuance of the ticket to the customer.

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

Service Cost

Service cost primarily consists of costs paid to hotel and package suppliers for the acquisition of relevant services and products for sale to customers, and includes the procurement cost of hotel rooms and other local services such as sightseeing costs for packages and local transport costs. Service cost also include other cost of providing services for our bus ticketing business; it does not include any component of personnel cost, depreciation or other operating costs.

Service costs are recognized when incurred, which coincides with the recognition of the corresponding revenue.

Marketing and Sales Promotion Costs

Marketing and sales promotion costs comprise of internet, television, radio and print media advertisement costs as well as event driven promotion cost for Group’s products and services.. These costs include online video and display advertising on websites, television, print formats, search engine marketing, referrals from meta-search and travel research websites and any other media costs such as public relations and sponsorships.

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

Business Combinations, Goodwill and Intangible Assets

The Group accounts for business combinations using the acquisition method as at the acquisition date, when the acquired set of activities and assets meets the definition of a business and control is transferred to the Group. In determining whether a particular set of activities and assets is a business, the Group assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs. The Group has an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

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

Other Intangible Assets

Other intangible assets comprise software that are acquired by the Group and intangible assets including customer relationship, brand/trade mark and non-compete acquired in a business combination. Software has finite useful lives and is measured at cost less accumulated amortization and accumulated impairment losses. Cost includes any directly attributable expenses necessary to make the assets ready for use. Intangible assets acquired in a business combination are measured at fair value as of the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and impairment losses, if any.

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

Current Income Tax. As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. We are subject to tax assessments, wherever applicable, in these jurisdictions. A tax assessment can involve complex issues, which may only be resolved over extended time periods. Although we have considered all these issues in estimating our income taxes, there could be an unfavorable resolution of such issues that may affect our results of operations.

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

The measurement of deferred tax assets involves judgment regarding the deductibility of costs not yet subject to taxation and estimates regarding sufficient future taxable income to enable utilization of unused tax losses in different tax jurisdictions. All deferred tax assets are subject to review of probable utilization. If, however, unexpected events occur in the future, that would prevent us from realizing all or a portion of our net deferred tax assets, an adjustment would result in a charge to income in the period in which such determination was made.

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

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in foreign operations where the company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Compound financial instruments

Compound financial instruments issued by MakeMyTrip comprise the 2028 Notes. The 2028 Notes are convertible at the option of the holder based upon an initial conversion rate of 25.8035 ordinary shares per $1,000 principal amount of 2028 Notes (equivalent to a conversion price of approximately $38.75 per ordinary share), which conversion rate is subject to certain adjustments in connection with a make-whole fundamental change or any conversion rate adjustments (in each case, as described in the indenture relating to the 2028 Notes) and does not vary with changes in fair value. The liability component of compound financial instruments is initially recognised at the fair value of a similar liability that does not have an equity conversion option. The equity component is initially recognised at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortised cost using the effective interest method. The equity component of a compound financial instrument is not remeasured. Interest related to the financial liability is recognised in profit or loss.

Results of Operations

The following table sets forth a summary of our consolidated statement of profit or loss, both actual amounts and as a percentage of total revenue, for the periods indicated.

	Fiscal Year Ended March 31,
	2019		2020			2021
	Amount	%	Amount		%	Amount	%
	(in thousands, except percentages)
Revenue	$486,011	100.0	$511,529		100.0	$163,440	100.0
Other Income	220	0.00	1,063		0.2	3,672	2.2
Service cost	(173,412)	(35.7)	(154,320)		(30.2)	(22,308)	(13.6)
Personnel expenses	(113,567)	(23.4)	(129,836)		(25.4)	(105,661)	(64.6)
Marketing and sales promotion expenses	(192,080)	(39.5)	(166,603)		(32.6)	(22,741)	(13.9)
Other operating expenses	(133,295)	(27.4)	(185,401)		(36.2)	(51,075)	(31.3)
Depreciation and amortization	(26,817)	(5.5)	(33,682)		(6.6)	(33,010)	(20.2)
Impairment of goodwill	—	—	(272,160)		(53.2)	—	—
Results from operating activities	(152,940)	(31.5)	(429,410)	(1)	(83.9)	(67,683)	(41.4)
Finance income	6,459	1.3	3,362		0.7	12,100	7.4
Finance costs	(11,329)	(2.3)	(21,433)		(4.2)	(4,798)	(2.9)
Impairment in respect of an equity- accounted investee	(9,926)	(2.0)	—		—	—	—
Share of loss of equity-accounted investees	(887)	(0.2)	(65)		(0.0)	(168)	(0.1)
Profit (Loss) before tax	(168,623)	(34.7)	(447,546)	(1)	(87.5)	(60,549)	(37.0)
Income tax benefit	740	0.2	29		0.0	4,507	2.8
Profit (Loss) for the year	(167,883)	(34.5)	(447,517)	(1)	(87.5)	(56,042)	(34.3)

(1)	Includes one-time impact of impairment of goodwill of $272.2 million and provision for litigations of $30.8 million in fiscal year 2020.

Fiscal Year 2021 Compared to Fiscal Year 2020

Revenue. We generated revenue of $163.4 million in the fiscal year 2021, a decrease of 68.0% over revenue of $511.5 million in the fiscal year 2020, primarily as a result of a decrease of 67.3% in our revenue from our air ticketing business, a decrease of 71.2% in our revenue from hotels and packages business, a decrease of 61.7% in our revenue from bus ticketing business and a decrease of 62.7% in our other revenue. The decrease in revenue was primarily due to the continued impact of the COVID-19 pandemic in the fiscal year 2021, including lower travel demand beginning in March 2020 and travel restrictions and nationwide lockdown orders implemented in India in March 2020.

Air Ticketing. Revenue from our air ticketing business decreased by 67.3% to $57.0 million in the fiscal year 2021 from $174.4 million in the fiscal year 2020. Adjusted Margin from our air ticketing business decreased by 67.9% to $80.2 million in the fiscal year 2021, from $249.7 million in the fiscal year 2020. Adjusted Margin – air ticketing includes customer inducement costs of $23.5 million in the fiscal year 2021 and $75.8 million in the fiscal year 2020, recorded as a reduction of revenue. These customer inducement costs added back to Adjusted Margin is intended to reflect the way we view our ongoing business. Under IFRS, these customer inducement costs are required to be recorded as a reduction of revenue. This decrease in Revenue and Adjusted Margin – air ticketing was due to a decrease in gross bookings of 72.6% primarily driven by 64.3% decrease in the number of air ticketing flight segments year over year, primarily due to the continued impact of the COVID-19 pandemic in the fiscal year 2021, including lower travel demand beginning in March 2020 and travel restrictions and nationwide lockdown orders implemented in India in March 2020. Further, our Adjusted Margin % (defined as Adjusted Margin as a percentage of gross bookings) was 8.2% in the fiscal year 2021 compared to 7.0% in the fiscal year 2020. The increase in Adjusted Margin % was due to incremental incentives from our air ticketing suppliers to drive travel growth in the fiscal year 2021.

Hotels and Packages. Revenue from our hotels and packages business decreased by 71.2% to $68.0 million in the fiscal year 2021, from $235.8 million in the fiscal year 2020. Adjusted Margin from our hotels and packages business decreased by 81.3 % to $67.5 million in the fiscal year 2021 from $360.1 million in the fiscal year 2020. Adjusted Margin – hotels and packages includes customer inducement costs of $18.7 million in the fiscal year 2021 and $265.7 million in the fiscal year 2020, recorded as a reduction of revenue. These customer inducement costs added back to Adjusted Margin are intended to reflect the way we view our ongoing business. Under IFRS, these customer inducement costs are required to be recorded as a reduction of revenue. This decrease in Revenue and Adjusted Margin – hotels and packages was due to a decrease in gross bookings of 76.9% primarily driven by 71.2% decrease in the number of hotel-room nights year over year, primarily due to the continued impact of the COVID-19 pandemic in the fiscal year 2021, including lower travel demand beginning in March 2020 and travel restrictions and nationwide lockdown orders implemented in India in March 2020. Our Adjusted Margin % in the fiscal year 2021 was 17.9% as compared to 22.1% in the fiscal year 2020. The decrease was primarily due to margin reductions for certain categories of hotels to support our hotel service providers during the COVID-19 pandemic and also due to lower share of high-margin budget hotels.

Bus Ticketing. Revenue from our bus ticketing business decreased by 61.7% to $24.9 million in the fiscal year 2021, from $65.0 million in the fiscal year 2020. Adjusted Margin from our bus ticketing business decreased by 69.8% to $22.9 million in the fiscal year 2021 from $75.6 million in the fiscal year 2020. Adjusted Margin – bus ticketing includes customer inducement costs of $0.7 million in the fiscal year 2021 and $17.7 million in the fiscal year 2020, recorded as a reduction of revenue. These customer inducement costs added back to Adjusted Margin is intended to reflect the way we view our ongoing business. Under IFRS, these customer inducement costs are required to be recorded as a reduction of revenue. This decrease in Revenue and Adjusted Margin – bus ticketing was due to a decrease in gross bookings of 68.6% driven by 66.0% decrease in the number of bus tickets travelled year over year, primarily due to the continued impact of the COVID-19 pandemic in the fiscal year 2021, including lower travel demand beginning in March 2020 and travel restrictions and nationwide lockdown orders implemented in India in March 2020. Our Adjusted Margin % of 8.2% in the fiscal year 2021 remained at similar level of 8.5% in the fiscal year 2020.

Other Revenue. Our other revenue decreased by 62.7% to $13.6 million in the fiscal year 2021, from $36.3 million in the fiscal year 2020. Our Adjusted Margin – others decreased to $13.6 million in the fiscal year 2021 from $37.9 million in the fiscal year 2020. This decrease in Revenue and Adjusted Margin – others was primarily due to lower insurance income, advertisement income and other ancillary revenues primarily due to the continued impact of the COVID-19 pandemic in the fiscal year 2021, including lower travel demand beginning in March 2020 and travel restrictions and nationwide lockdown orders implemented in India in March 2020, which was partially offset by higher brand alliance income in the fiscal year 2021. Adjusted Margin – others include customer inducement costs of $0.1 million in the fiscal year 2021 and $2.0 million in the fiscal year 2020, recorded as a reduction of revenue. These customer inducement costs added back to Adjusted Margin is intended to reflect the way we view our ongoing business. Under IFRS, these customer inducement costs are required to be recorded as a reduction of revenue.

Other Income. Other income increased to $3.7 million in the fiscal year 2021 from $1.1 million in the fiscal year 2020 primarily due to the rent waivers related to our leasehold premises due to the COVID-19 pandemic in the fiscal year 2021.

Service Cost. Service cost decreased to $22.3 million in fiscal year 2021 from $154.3 million in fiscal year 2020. The decrease in service cost reflects continued impact of the COVID-19 pandemic in the fiscal year 2021, including lower travel demand beginning in March 2020 and travel restrictions and nationwide lockdown orders implemented in India in March 2020.

Personnel Expenses. Personnel expenses decreased by 18.6% to $105.7 million in the fiscal year 2021 from $129.8 million in the fiscal year 2020 due to cost saving measures (including salary reductions) that we have implemented in response to market conditions beginning in April 2020 and reducing our headcount largely in our packages business in the first quarter of fiscal year 2021. Our personnel expenses were further reduced due to reduction in share based compensation costs in the fiscal year 2021, partially offset by annual wage increases implemented in the fourth quarter of fiscal year 2021.

Marketing and sales promotion expenses. Marketing and sales promotion expenses decreased by 86.4% to $22.7 million in the fiscal year 2021 from $166.6 million in the fiscal year 2020. The decrease in marketing and sales promotion expenses was due to the significant curtailment of these variable costs on account of our strategy of optimizing marketing and sales promotion spends and cancellation of all discretionary marketing and sales promotion spends such as events and brand building due to the impact of the COVID-19 pandemic. Our marketing expenses primarily include online video and display advertising on websites, television and in print, search engine marketing, referrals from meta-search and travel research websites and other media costs such as public relations and sponsorships.

Additionally, we have incurred customer inducement costs recorded as a reduction of revenue and certain loyalty program costs of $43.0 million in the fiscal year 2021 and $366.2 million in the fiscal year 2020. The details are as follows:

	Fiscal year ended March 31,
	2020	2021
	(in thousands)
Marketing and sales promotion expenses as per IFRS	$166,603	$22,741
Customer inducement costs recorded as a reduction of revenue	361,158	42,908
Certain loyalty program costs related to Others revenue	5,053	91

Other Operating Expenses. Other operating expenses decreased by 72.5% to $51.1 million in the fiscal year 2021 from $185.4 million in the fiscal year 2020, primarily due to a decrease in payment gateway charges and outsourcing fees as a result of fewer bookings due to lower travel demand and nation-wide lockdown implemented in India due to the COVID-19 pandemic. We have also significantly reduced our outsourced teams at our call centers and various other general and administrative expenses in response to market conditions, which led to a further decrease in our operating expenses. Our operating expenses were further reduced due to a one-time provision for litigations of $30.8 million made in the fiscal year 2020 for a dispute related to a prior acquisition.

Depreciation and Amortization. Our depreciation and amortization expenses were $33.0 million in the fiscal year 2021 in comparison to $33.7 million fiscal year 2020.

Impairment of goodwill. Our goodwill impairment charge was nil in the fiscal year 2021. In the fiscal year 2020, we recorded a goodwill impairment charge of $272.2 million as a result of the significant negative impact related to COVID-19 pandemic on the travel industry and our stock price and market capitalization, we concluded that sufficient indicators existed to require us to perform a quantitative assessment of goodwill and, following that assessment, we recorded an impairment charge of our goodwill amounting to $272.2 million, primarily related to our Goibibo business, which we acquired in fiscal year 2017.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities were a loss of $67.7 million in the fiscal year 2021 as compared to a loss of $429.4 million in the fiscal year 2020. Our Adjusted Operating Loss was $18.0 million in the fiscal year 2021 as compared to an Adjusted Operating Loss of $69.9 million in the fiscal year 2020. For a description of the components and calculation of “Adjusted Operating Profit (Loss)” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Results from operating activities”, see — “Certain Key Performance Indicators and Non-IFRS Measures” elsewhere in this Annual Report.

Finance Income. Our finance income increased to $12.1 million in fiscal year 2021 from $3.4 million in fiscal year 2020, primarily as a result of net foreign exchange gain, interest from income tax refund and term deposits placed with banks in fiscal year 2021.

Finance Costs. Our finance costs decreased to $4.8 million in fiscal year 2021 as compared to $21.4 million in fiscal year 2020, primarily due to foreign exchange loss in fiscal year 2020 as compared to foreign exchange gain in fiscal year 2021 mainly as a result of the appreciation of the Indian Rupee against the U.S. dollar as compared to March 31, 2020.

Loss for the year. As a result of the foregoing factors, our loss for the fiscal year 2021 was $56.0 million as compared to a loss of $447.5 million in the fiscal year 2020. Our Adjusted Net Loss was $9.2 million in the fiscal year 2021, as compared to Adjusted Net Loss of $86.5 million in the fiscal year 2020. For a description of the components and calculation of “Adjusted Net Profit (Loss)” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Loss for the year”, see — “Certain Key Performance Indicators and Non-IFRS Measures” elsewhere in this Annual Report.

Diluted loss per share. Diluted loss per share was $0.52 for the fiscal year 2021 as compared to diluted loss per share of $4.26 in the fiscal year 2020. Our Adjusted Diluted Loss per share was $0.09 in the fiscal year 2021, as compared to Adjusted Diluted Loss per share of $0.82 in the fiscal year 2020. For a description of the components and calculation of “Adjusted Diluted Earnings (Loss) per Share” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “diluted earnings (loss) per share”, see — “Certain Key Performance Indicators and Non-IFRS Measures” elsewhere in this Annual Report.

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

Other Income. Our other income increased to $1.1 million in fiscal year 2020 from $0.2 million in fiscal year 2019 primarily due to gain on disposal of an equity-accounted investee.

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

Additionally, we have incurred customer inducement costs recorded as a reduction of revenue and certain loyalty program cost of $366.2 million in the fiscal year 2020 and $360.8 million in the fiscal year 2019. These costs primarily include significant customer acquisition costs such as cash back incentives, upfront cash incentives and loyalty program costs incurred to accelerate growth on our various booking platforms. The details are as follows:

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

Liquidity and Capital Resources

Historically, our sources of liquidity have principally been proceeds from the sale of our convertible preferred shares, ordinary shares and convertible notes, bank overdrafts and working capital facilities and cash flows from operations. Our cash requirements have mainly been for working capital as well as capital expenditures and acquisitions. On February 9, 2021, we issued the 2028 Notes. The 2028 Notes are convertible based upon an initial conversion rate of 25.8035 of our ordinary shares per $1,000 principal amount of 2028 Notes (equivalent to a conversion price of approximately $38.75 per ordinary share). The 2028 Notes will mature on February 15, 2028, unless earlier repurchased, redeemed or converted.

As of March 31, 2021, the balance of cash and cash equivalents and term deposits on our balance sheet was $449.9 million. This includes net proceeds of $224.0 million from the issuance of the 2028 Notes in the quarter ended March 31, 2021.

Our primary sources of liquidity were $295.0 million of cash and cash equivalents and $154.9 million in term deposits with various banks, which are available on demand. A portion of such term deposits are used to secure bank guarantees, bank overdraft facility, and other facilities, which support our business.

Our trade and other receivables primarily comprise commissions, incentive or other payments owing to us from airline suppliers, receivables from our corporate and retail customers to whom we typically extend credit periods, security deposits paid primarily for our leased premises as well as interest accrued but not due on our term deposits. Our trade and other receivables decreased from $56.1 million as of March 31, 2020 to $27.3 million as of March 31, 2021, primarily as a result of a decrease in receivables from airlines and corporate customers during fiscal year 2021. Our other current assets primarily consist of deposits and advances to our suppliers to secure better prices and availability of bookings in future periods. Our other current assets decreased from $53.4 million as of March 31, 2020 to $51.1 million as of March 31, 2021, primarily due to reduction in advances given to our supplier for future bookings due to lower demand resulting from the impact of the COVID-19 pandemic.

As of March 31, 2021, MMT India and Ibibo India had the following facilities available from various banks:

•

an overdraft facility for MMT India and Ibibo India of Rs. 1,660 million (approximately $22.7 million) and Rs. 590 million (approximately $8.1 million), respectively, to meet our working capital requirements, secured primarily by term deposits, with a sub-limit in MMT India and Ibibo India of Rs. 350 million (approximately $4.8 million) and Rs. 120 million (approximately $1.6 million), respectively, for working capital demand loans, and Rs. 150 million (approximately $2.1 million) for issuing bank guarantees for operational requirements from Ibibo India;

•

working capital demand loans for MMT India and Ibibo India of Rs. 750 million (approximately $10.2 million) and Rs. 250 million (approximately $3.4 million), respectively, to meet our working capital requirements, with one way inter-changeability for issuing IATA bank guarantees of up to Rs. 670 million (approximately $9.1 million) and Rs. 220 million (approximately $3.0 million) in MMT India and Ibibo India, respectively, secured against exclusive charge over all the assets of MMT India excluding vehicles and a corporate guarantee from MakeMyTrip Limited; and

•

a commercial card and combined credit facility for MMT India and Ibibo India of Rs. 207 million (approximately $2.8 million) and Rs. 138 million (approximately $1.9 million), respectively, to meet our working capital requirements, secured against a demand promissory note and a letter of continuity.

As of March 31, 2021, no amount was outstanding under our working capital and overdraft facilities.

From time to time, we are also required by certain international and Indian airlines, hotels and packages suppliers, as well as certain aggregators from whom we obtain hotel inventory and other travel suppliers, to provide bank guarantees/letters of credit to secure our obligations to them.

•

Bank guarantee limits for MMT India and Ibibo India of Rs. 750 million (approximately $10.2 million) and Rs. 250 million (approximately $3.4 million), respectively, for issuing IATA bank guarantee, with one way inter-changeability for issuing bank guarantees for operational requirements for up to Rs.100 million (approximately $1.4 million) in MMT India, secured against exclusive charge on all the assets excluding vehicles along with corporate guarantee from MakeMyTrip Limited.

•

A bank guarantee limit of Rs. 300 million for MMT India (approximately $4.1 million) for issuing bank guarantees for operational requirements against exclusive charge on all the assets of MMT India excluding vehicles along with corporate guarantee from MakeMyTrip Limited.

As of March 31, 2021, we had Rs. 600 million (approximately 8.2 million) and Rs. 150 million (approximately $2.1 million) were outstanding towards the issuance of IATA Bank Guarantee in MMT India and Ibibo India respectively.

As of March 31, 2021, Rs. 52 million (approx. $0.7 million) were outstanding towards issuance of bank guarantee towards various other travel and hotel and packages suppliers.

No demand had been made against any of these guarantees.

•

Ibibo India has obtained certificates of deposits for Rs. 8.7 million (approximately $0.1 million) for availing credit card facilities from HDFC and Amex Bank Corp respectively; and towards issuing bank guarantees to state transport corporations from Yes Bank and ICICI bank against 100% cash margin as fixed deposits.

•

ITC Group obtained certificates of deposits of $0.2 million, for the purposes of providing guarantees to various international airlines. Further ITC Group also had corporate card limits of $0.1 million from various banks.

•

Luxury Tours obtained certificates of deposit of $0.3 million for purpose of providing guarantees to various hotels and packages suppliers. Further, Luxury Tours also had corporate card limits and overdraft facility of $0.3 million from various banks.

•

Q2T obtained bank guarantees of Rs. 0.8 million (approximately $0.01 million) from Punjab National Bank and State Bank of India for providing guarantees to IATA and payment gateway facility. Further, Q2T also had an overdraft facility of Rs. 95 million (approximately $1.3 million) from HDFC Bank.

•	MMT Inc. had obtained letters of credit of $0.1 million for the purposes of providing guarantees to various international airlines.

In addition, we have secured credit and guarantee facilities of $70.0 million from an affiliate of our largest shareholder. As of March 31, 2021, this credit facility remained undrawn. Apart from the foregoing borrowings and vehicle loans of Rs. 53.8 million (approximately $0.7 million) we have no outstanding bank loans or financial guarantees or similar commitments to guarantee our payment obligations or those of third parties.

We believe that our current cash and cash equivalents including term deposits, cash flow from operations and our working capital facilities will be sufficient to meet our anticipated regular working capital requirements and our needs for capital expenditures, for the next 12 months.

We may, however, require additional cash resources due to changing business conditions or other future developments, including the near-term and long-term impact of the COVID-19 pandemic on our business and any investments or acquisitions we may decide to pursue.

The following table sets forth the summary of our cash flows for the periods indicated:

	Fiscal Year Ended March 31,
	2019		2020		2021
	(in millions)
Net cash generated from/(used in) operating activities	$(78.9)		$(112.7)		$64.5
Net cash generated from/(used in) investing activities	70.0		73.8		(118.8)
Net cash generated from/(used in) financing activities	(0.3)		(11.0)		219.4
Net increase/(decrease) in cash and cash equivalents	(9.2)		(49.9)		165.1
Cash and cash equivalents at beginning of year	187.6		178.0		129.9
Effect of exchange rate fluctuations on cash held	(0.4)		1.8		0.1
Cash and cash equivalents at end of year	178.0	(1)	129.9	(2)	295.1	(3)

Notes:

(1)	Excludes $134.1 million of term deposits not classified as “cash and cash equivalents.” As of March 31, 2019, we did not have any amounts outstanding under our overdraft facilities.
(2)	Excludes $38.0 million of term deposits not classified as “cash and cash equivalents.” As of March 31, 2020, we did not have any amounts outstanding under our overdraft facilities.
(3)	Excludes $154.9 million of term deposits not classified as “cash and cash equivalents.” As of March 31, 2021, we did not have any amounts outstanding under our overdraft facilities.

Net Cash Generated From/(Used In) Operating Activities

Our net cash generated in operating activities was $64.5 million in fiscal year 2021, as compared to net cash used in operating activities of $112.7 million in fiscal year 2020, an increase of $177.2 million in fiscal year 2021. Our net loss adjusted for depreciation and amortization and other non-cash items was $0.6 million in fiscal year 2021 as compared to $51.8 million in fiscal year 2020. Further, in fiscal year 2021, there was a decrease in our working capital of $65.1 million as compared to an increase in our working capital of $60.9 million in fiscal year 2020. The decrease in working capital in fiscal year 2021 was primarily due to an increase of $13.7 million in other liabilities and trade and other payables, and contract liabilities, net refund of income tax of $12.4 million and an increase of $38.3 million in trade and other receivables and other assets.

Our net cash used in operating activities was $112.7 million in fiscal year 2020, as compared to net cash used in operating activities of $78.9 million in fiscal year 2019, an increase of $33.8 million in fiscal year 2020. Our net loss adjusted for depreciation, amortization and impairment and other non-cash items was $51.8 million in fiscal year 2020 as compared to $86.1 million in fiscal year 2019. Further, in fiscal year 2020, there was an increase in our working capital of $60.9 million as compared to a decrease in working capital of $7.2 million in fiscal year 2019. The working capital increased in fiscal year 2020 was primarily due to a decrease of $82.1 million in trade and other payables, and contract liabilities and an increase of $13.6 million in trade and other receivables, contract assets and other assets.

Our net cash used in operating activities was $78.9 million in fiscal year 2019, as compared to net cash used in operating activities of $125.5 million in fiscal year 2018, a decrease of $46.6 million in fiscal year 2019. Our net loss adjusted for depreciation, amortization and impairment and other non-cash items was $86.1 million in fiscal year 2019 as compared to $141.4 million in fiscal year 2018. Further, in fiscal year 2019, there was a decrease in our working capital of $7.2 million as compared to a decrease in working capital of $16.0 million in fiscal year 2018. The working capital decrease in fiscal year 2019 was primarily due to an increase of $3.5 million in trade and other payable, and contract liabilities and an increase of $10.2 million in trade and other receivables, contract assets and other assets.

Net Cash Generated From/(Used In) Investing Activities.

In fiscal year 2021, cash used in investing activities was $118.9 million. We redeemed term deposits with banks amounting to $39.1 million (computed using average exchange rates for the period) for investment and working capital purposes and received interest mainly on our term deposits of $6.0 million. We also invested $155.5 million (computed using average exchange rates for the period) in term deposits with banks, and $8.1 million primarily in technology-related development costs.

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

Net Cash Generated From/(Used In) Financing Activities.

In fiscal year 2021, cash generated from financing activities was $219.4 million, primarily net proceeds of $224.0 million from the issuance of our 2028 Notes. We also made payment of $4.6 million for lease liabilities and vehicle loans.

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

Capital Expenditures

We incurred capital expenditures of $9.7 million, $12.8 million and $8.8 million in fiscal years 2019, 2020 and 2021, respectively. As of March 31, 2021, we had committed capital expenditures of $0.08 million for fiscal year 2021, substantially all of which we expect to spend in India. In addition, we expect to spend an additional approximately $12.0 million to $15.0 million on capital expenditures during fiscal year 2022. Our capital expenditures have principally consisted of costs related to our technology platform and infrastructure, upgrading of/additions to our websites and mobile platforms, purchases of workstations, computers, computer software, leasehold improvements and others. In the future, we may also incur capital expenditures to expand our products and services offerings, including through strategic acquisitions.

Off-Balance Sheet Arrangements

As of March 31, 2021, MMT India and Ibibo India has obtained Rs. 652.3 million (approximately $8.9 million) and Rs. 150.0 million (approximately $2.1 million), respectively, in bank guarantees, primarily from IndusInd Bank in favor of IATA and other suppliers, against any payment default by us to all airlines participating in IATA’s bill settlement plan. Additionally, Ibibo India has obtained certificates of deposits for Rs. 7.8 million (approximately $0.1 million) for utilizing credit card and other facilities from HDFC, ICICI and Amex Bank Corp respectively; and Redbus India has obtained a bank guarantee facility of Rs. 0.9 million (approximately $0.01 million) towards issuing bank guarantees to state transport corporations from Yes Bank and ICICI Bank. Further, MMT Inc. has pledged amounts totaling $0.1 million in account for the purposes of providing letters of credit to various international airlines and the ITC Group also pledged fixed deposits amounting $0.2 million, for the purposes of providing guarantees to various international airlines. Additionally, ITC Group has corporate card limits of $0.1 million. Luxury Tours has obtained bank guarantees and corporate card limits totaling $0.5 million for the purpose of providing guarantees to various hotels and packages suppliers and availing credit card facilities, which are secured by certificates of deposit of $0.3 million. Further, Quest2Travel has obtained a certificate of deposits for Rs. 0.8 million (approximately $ 0.01 million) for the purpose of providing bank guarantees in favor of IATA, other suppliers and payment gateway facilities. Apart from the foregoing, we do not have any outstanding off-balance sheet derivative financial instruments, guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

Contractual Obligations

The following table sets forth our contractual obligations as of March 31, 2021. Other than the obligations specified below, we do not have any other long term contractual obligations:

	Payment Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Secured bank loan(1)	$824	$360	$432	$32	—
Principal	735	309	395	31	—
Interest	89	51	37	1	—
Lease liabilities(2)	21,956	3,543	6,735	5,219	6,459
Purchase obligations(3)	5,784	4,637	1,148	—	—
Employee benefits(4)	7,479	—	—	—	—
Convertible notes(5)	230,000	—	—	230,000	—
Total	$266,043	$8,540	$8,315	$235,251	$6,459

Notes:

(1)	Secured bank loans relate to loan for motor vehicles used in our business.
(2)	Lease liabilities relate to our leasing arrangements for our various office premises.

(3)	We enter into purchase orders from time to time for various equipment and other operational requirements for our business.

(4)

Employee benefits in the statement of financial position include $7.5 million in respect of employee benefit obligations. For this amount, the extent of the amount and timing of repayment/settlement is not reliably estimable or determinable at present and accordingly has not been disclosed in the table above.

(5)

On February 9, 2021, we issued the 2028 Notes, which are convertible based upon an initial conversion rate of 25.8035 of our ordinary shares per $1,000 principal amount of 2028 Notes (equivalent to a conversion price of approximately $38.75 per ordinary share). The carrying amount of the liability component was calculated based on the earliest potential repurchase date of the 2028 Notes, being February 15, 2024.

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

Impact of COVID-19 pandemic on financial assets and liabilities

As of March 31, 2021, we had financial assets carried at fair value of $5.4 million representing an investment made in equity shares of a company engaged in the travel business, which had been measured at fair value using the discounted cash flow method after considering the uncertainties arising out of the COVID-19 pandemic.

We also had financial assets of $450.1 million, carried at amortized cost is in the form of cash and cash equivalents, term deposits with bank, other investments - other securities and receivable from related party where we have assessed the counterparty credit risk.

As of March 31, 2021, we had trade receivables of $27.3 million. Trade receivables are evaluated for provisions for allowance using the expected credit loss method. In addition to the historical patterns of credit loss, management has considered the likelihood of increased credit risk and consequential defaults due to the impact of the COVID-19 pandemic. This assessment is not based on any mathematical model but an assessment considering the nature of each counterparty, the impact of the COVID-19 pandemic seen in the demand outlook of these counterparties and the financial strength of these counterparties.

Foreign Exchange Risk. We are exposed to movements in currency exchange rates, primarily those related to the US dollar and the Indian Rupee. As the functional currency of MMT India and Ibibo India, our key operating subsidiaries, is the Indian Rupee, our exposure to foreign exchange risk primarily arises in respect of our non-Indian Rupee-denominated trade and other receivables, trade and other payables and cash and cash equivalents, which were $1.0 million, $210.9 million and $0.1 million, respectively, as of March 31, 2021. Based on our operations in fiscal year 2021, a 10.0% appreciation of the US dollar against the Indian Rupee as of March 31, 2021, assuming all other variables remained constant, would have increased our loss for fiscal year 2021 by $19.1 million. Similarly, a 10.0% depreciation of the US dollar against the Indian Rupee as of March 31, 2021, assuming all other variables remained constant, would have decreased our loss for fiscal year 2021 by $19.1 million.

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

Interest Rate Risk.  We currently do not have any variable rate interest bearing financial instruments, hence there is no interest rate risk.

Certain Key Performance Indicators and Non-IFRS Measures

We evaluate our financial performance in each of our reportable segments based on our key performance indicator, Adjusted Margin, a segment profitability measure, which represents IFRS revenue after adding back customer inducement costs in the nature of customer incentives, customer acquisition costs and loyalty program costs which are reported as a reduction of revenue, and deducting the cost of acquisition of services primarily relating to sales to customers where the company acts as the principal. In fiscal year 2019 and in part of fiscal year 2020, we referred to Adjusted Margin as “Adjusted Revenue”. We believe Adjusted Margin is a more accurate representation reflecting the margins in the business. In fiscal year 2018 and earlier years, this segment profitability measure was referred to as Revenue less Service Cost and calculated as revenue as per IFRS to which certain customer inducement costs recorded as a reduction of revenue are added back, and cost for the acquisition of relevant services and products for sale to customers are deducted. Similarly, in fiscal year 2019, we changed our key performance indicator “Net Revenue Margin” to “Adjusted Revenue Margin”, and at the end of fiscal year 2020, we changed the name of this non-IFRS measure from “Adjusted Revenue Margin” to “Adjusted Margin %”. Net Revenue Margin was calculated as Revenue less Service Cost as a percentage of gross bookings and Adjusted Margin % (previously referred to as Adjusted Revenue Margin) is calculated as Adjusted Margin (previously referred to as Adjusted Revenue) as a percentage of gross bookings. The impact of these changes from Revenue less Service Cost to Adjusted Margin and from Net Revenue Margin to Adjusted Margin % on the comparative numbers for the previous years is not material and accordingly, the Adjusted Margin and Adjusted Margin % information for the years ended March 31, 2017 and 2018 in this Annual Report is our previously reported Revenue less Service Cost and Net Revenue Margin information for such years and have not been adjusted. The presentation of these segment profitability measures and key performance indicators is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our Adjusted Margin and Adjusted Margin % may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

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

We use financial measures that exclude share-based compensation expense, all merger and acquisitions related expenses, amortization of acquired intangibles, impairment of intangible assets and goodwill, change in financial liability relating to acquisitions, share of loss (profit) of equity-accounted investees, impairment in respect of equity-accounted investees, gain on disposal of an equity-accounted investee, interest expense on financial liabilities measured at amortized cost, income tax expense (benefit) and provision for litigations for our internal management reporting, budgeting and decision making purposes, including comparing our operating results to that of our competitors. Because of varying available valuation methodologies and subjective assumptions that companies can use when adopting IFRS 2 “Share based payment,” management believes that providing non-IFRS measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies. We believe that our current calculations of Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss), Adjusted Margin % and Adjusted Diluted Earnings (Loss)

per Share represent a balanced approach to adjusting for the impact of certain discrete, unusual or non-cash items which are useful in measuring our results and provide useful information to investors and analysts. We believe that investors and analysts use these non-IFRS measures and key performance indicators to compare our company and our performance to that of our global peers. However, the presentation of these non-IFRS measures and key performance indicators are not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures and key performance indicators may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation. The IFRS measures most directly comparable to Adjusted Operating Profit (Loss) and Adjusted Net Profit (Loss) are results from operating activities and profit (loss) for the period, respectively.

A limitation of using Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per share instead of operating profit (loss), profit (loss) and diluted earnings (loss) per share calculated in accordance with IFRS as issued by the IASB is that these non-GAAP financial measures exclude a recurring cost, for example, share-based compensation. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per share.

The following table reconciles our revenue (an IFRS measure) to Adjusted Margin (a segment profitability measure):

Reconciliation of Adjusted Margin

	Air Ticketing			Hotels and Packages			Bus ticketing			Others
	Fiscal Year Ended March 31,			Fiscal Year Ended March 31,			Fiscal Year Ended March 31,			Fiscal Year Ended March 31,
	2019	2020	2021	2019	2020	2021	2019	2020	2021	2019		2020		2021
	(in thousands except percentages)
Revenue as per IFRS	$166,714	$174,361	$57,013	$237,524	$235,814	$67,976	$53,745	$65,009	$24,895	$28,028		$36,345		$13,556
Add: Customer inducement costs recorded as a reduction of revenue	68,632	75,779	23,513	274,915	265,706	18,652	13,950	17,688	667	861		1,985		76
Less: Service Cost as per IFRS	1,193	420	293	160,824	141,404	19,146	8,870	7,060	2,712	58	(1)	383	(1)	66	(1)
Adjusted Margin	$234,153	$249,720	$80,233	$351,615	$360,116	$67,482	$58,825	$75,637	$22,850	$28,831		$37,947		$13,566
% of Total Adjusted Margin	34.8%	34.5%	43.6%	52.2%	49.8%	36.6%	8.7%	10.5%	12.4%	4.3%		5.2%		7.4%

(1)	Loyalty program costs amounting to $2.5 million, $5.1 million and $0.09 million have been excluded from service cost for the fiscal year 2019, 2020 and 2021, respectively, relating to “Others”.

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

The following table reconciles our results from operating activities (an IFRS measure) to Adjusted Operating Profit (Loss) (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Operating Profit (Loss)	Fiscal Year Ended March 31,
	2019	2020	2021
	(in millions)
Results from operating activities as per IFRS	$(152.9)	$(429.4)	$(67.7)
Add: Employee share-based compensation costs	40.0	41.6	35.6
Add: Impairment of goodwill	—	272.2	—
Less: Gain on disposal of an equity-accounted investee	—	(0.7)	—
Add: Acquisition related intangibles amortization	14.1	14.7	14.1
Add: Merger and acquisitions related expenses	—	0.9	—
Add: Provision for litigations	—	30.8	—
Adjusted Operating Profit (Loss)	$(98.8)	$(69.9)	$(18.0)

The following table reconciles our profit (loss) for the year (an IFRS measure) to Adjusted Net Profit (Loss) (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Net Profit (Loss)	Fiscal Year Ended March 31,
	2019	2020	2021
	(in millions)
Profit (Loss) for the year as per IFRS	$(167.9)	$(447.5)	$(56.0)
Add: Employee share-based compensation costs	40.0	41.6	35.6
Add: Impairment of goodwill	—	272.2	—
Less: Gain on disposal of an equity-accounted investee	—	(0.7)	—
Add: Acquisition related intangibles amortization	14.1	14.7	14.1
Add: Merger and acquisitions related expenses	—	0.9	—
Add: Provision for litigations	—	30.8	—
Add (Less): Share of (profit) loss of equity-accounted investees	0.9	0.1	0.2
Add: Impairment in respect of an equity-accounted investee	9.9	—	—
Add: Net change in value of financial liability in business combination	—	1.4	(0.4)
Add: Interest expense on financial liabilities measured at amortised cost	—	—	1.8
Add (Less): Income tax (benefit) expense	(0.7)	(0.1)	(4.5)
Adjusted Net Profit (Loss)	$(103.7)	$(86.5)	$(9.2)

The following table reconciles our diluted earnings (loss) per share for the year (an IFRS measure) to Adjusted Diluted Earnings (Loss) per Share (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Diluted Earnings (Loss) per Share	Fiscal Year Ended March 31,
	2019	2020	2021
	(in US$)
Diluted Earnings (Loss) per share for the year as per IFRS	$(1.61)	$(4.26)	$(0.52)
Add: Employee share-based compensation costs	0.37	0.40	0.32
Add: Impairment of goodwill	—	2.60	—
Less: Gain on disposal of an equity-accounted investee	—	(0.01)	—
Add: Acquisition related intangibles amortization	0.14	0.14	0.13
Add: Merger and acquisitions related expenses	—	0.01	—
Add: Provision for litigations	—	0.29	—
Add (Less): Share of (profit) loss of equity-accounted investees	0.01	*	*
Add: Impairment in respect of an equity-accounted investee	0.10	—	—
Add: Net change in value of financial liability in business combination	—	0.01	*
Add: Interest expense on financial liabilities measured at amortised cost	—	—	0.02
Add (Less): Income tax (benefit) expense	(0.01)	*	(0.04)
Adjusted Diluted Earnings (Loss) per Share	$(1.00)	$(0.82)	$(0.09)

Note:

*	Less than $0.01.

New Accounting Standards and Interpretations Not Yet Adopted

Amendment to IAS 1

On January 23, 2020, the International Accounting Standards Board (IASB) has issued “Classification of liabilities as Current or Non-Current (Amendments to IAS 1)” providing a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangement in place at the reporting date. The amendments aim to promote consistency in applying the requirements by helping companies to determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments also clarified the classification requirements for debt a company might settle by converting it into equity. These amendments are effective for annual reporting periods beginning on or after January 1, 2022 and are to be applied retrospectively, with earlier application permitted. These amendments are applicable on Group for annual reporting periods beginning on or after April 1, 2022. The Group is currently evaluating the impact of amendment to IAS 1 on its consolidated financial statements.

Amendments to IAS 1

On February 12, 2021, the IASB has issued amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements which requires the entities to disclose their material accounting policies rather than their significant accounting policies. The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2023, although early adoption is permitted. These amendments are applicable on Group for annual reporting periods beginning on or after April 1, 2023. The Group is in the process of evaluating the impact of the amendment.

Amendments to IAS 8

On February 12, 2021 the IASB has issued amendments to IAS 8 Accounting Policies, Changes in Accounting estimates and Errors which introduced a definition of ‘accounting estimates’ and included amendments to IAS 8 to help entities distinguish changes in accounting policies from changes in accounting estimates. The effective date for adoption of this amendment is annual periods beginning on or after January 1,

2023, although early adoption is permitted. These amendments are applicable on Group for annual reporting periods beginning on or after April 1, 2023. The Group is in the process of evaluating the impact of the amendment.

Amendments to IAS 12

In May 2021, the IASB amends IAS 12 to provide a further exception from the initial recognition exemption. Under the amendments, an entity does not apply the initial recognition exemption for transactions that give rise to equal taxable and deductible temporary differences. The amendments clarify that Companies are required to recognise deferred tax on transactions such as leases and decommissioning obligations. The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2023, although early adoption is permitted. These amendments are applicable on Group for annual reporting periods beginning on or after April 1, 2023. The Group is in the process of evaluating the impact of the amendment.

Amendments to IAS 16

On May 14, 2020 the IASB has issued amendment to IAS 16 Property, Plant and Equipment — Proceeds before Intended Use (Amendments to IAS 16) which amends the standard to prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognises the proceeds from selling such items, and the cost of producing those items, in profit or loss. The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2022, although early adoption is permitted. These amendments are applicable on Group for annual reporting periods beginning on or after April 1, 2022. The Group is in the process of evaluating the impact of the amendment.

Amendment to IAS 37

On May 14, 2020, the IASB issued “Onerous Contracts — Cost of Fulfilling a Contract (Amendments to IAS 37)”, amending the standard regarding costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous. The amendment specifies that the “cost of fulfilling” a contract comprises the “costs that relate directly to the contract”. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. These amendments are effective for annual reporting periods beginning on or after January 1, 2022, with earlier application is permitted. These amendments are applicable on Group for annual reporting periods beginning on or after April 1, 2022. These amendments are applicable on Group for annual reporting periods beginning on or after April 1, 2022. The Group is currently evaluating the impact of amendment to IAS 37 on its consolidated financial statements.

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

Name	Age	Position/Title
Directors:
Deep Kalra	52	Director, Group Executive Chairman
Rajesh Magow	52	Director and Group Chief Executive Officer
Aditya Tim Guleri	56	Independent Director
Cindy Xiaofan Wang	46	Director
Hyder Aboobakar	40	Director
James Jianzhang Liang	51	Director
Jane Jie Sun	52	Director
Paul Laurence Halpin	62	Independent Director
Xiangrong Li	48	Independent Director
Xing Xiong	47	Director

Executive Officers:
Mohit Kabra	50	Group Chief Financial Officer

Directors

Deep Kalra is our founder, group executive chairman and was appointed to our board of directors on October 9, 2001. Mr. Kalra’s responsibilities as group chief executive chairman include executing our business strategy and managing the overall performance and growth of our company. Mr. Kalra has over 29 years of work experience in e-commerce, sales, marketing, corporate banking, financial analysis and senior management roles. Prior to founding our company in April 2000, Mr. Kalra worked with GE Capital India, a subsidiary of the General Electric Company, where he was vice president, business development. Prior to that, he also worked with AMF Bowling Inc. and ABN AMRO Bank NV. Mr. Kalra is the co-chair of National Committee on Tourism and Hospitality at Confederation of Indian Industry. He is a founding member of IndiaTech.Org, an industry body representing the interests of Indian digital companies and is a co-founder of Ashoka University, a liberal arts college in Sonipat, near New Delhi and serves on their board and governing council. Mr. Kalra is a founding member of ‘I am Gurgaon’— an NGO focused on improving the quality of life in Gurgaon and also serves on the board of the Gurgaon Metropolitan Development Authority. Mr. Kalra holds a Bachelor’s degree in Economics from St. Stephen’s College, Delhi University, India, and a Master’s degree in Business Administration from the Indian Institute of Management, Ahmedabad, India.

Rajesh Magow is our co-founder and group chief executive officer and was appointed to our board of directors on November 6, 2012. Mr. Magow has also previously held the positions of chief financial officer and chief operating officer at our company. Mr. Magow has over 28 years of experience in the information technology and Internet industries. After having been a part of our senior management team in 2001 for a few months, Mr. Magow worked as a part of senior management at Tecnovate eSolutions Private Limited, a wholly-owned subsidiary of eBookers.com (a United Kingdom-based online travel company that was listed on the Nasdaq Stock Market until it was acquired by the Cendant group in February 2005) from 2001 to June 2006. Before leaving Tecnovate eSolutions, he was the acting chief executive officer of the company. Mr. Magow was part of the senior management team that set up eBookers’ call center and back office operations in India and was a board member of Tecnovate from January 2001 to June 2006. Prior to Tecnovate, he also worked with Aptech Limited and Voltas Limited. Mr. Magow rejoined our company in 2006. He also served on the board of Flipkart Limited as an independent director from March 2011 to May 2015 and again from June 2017 to February 2021. Mr. Magow is a qualified Chartered Accountant from the Institute of Chartered Accountants of India.

Aditya Tim Guleri was appointed to our board of directors on April 3, 2007 as a nominee of Sierra Ventures VIII-A, L.P., Sierra Ventures VIII-B, L.P. and Sierra Ventures Associates VIII, LLC, or the Sierra Ventures entities. He has remained on our board following the lapse of Sierra Ventures entities’ right of nomination upon the completion of our initial public offering in August 2010. Mr. Guleri is the Managing Director of Sierra

Ventures. Mr. Guleri’s investment focus is primarily information technology software companies. Additionally, Mr. Guleri has helped execute Sierra’s India strategy and investments. As a venture capitalist, Mr. Guleri has helped to complete strategic exits from numerous companies including several public companies. Mr. Guleri currently serves on the board of directors of AgentIQ, Appcues, Applitools, Astronomer, Balto, Commerce Fabric, Enable, LeadGenius, Phenom People, Radius, Sedai, Speedscale and SupportLogic. Prior to Sierra, Mr. Guleri founded and served as chief executive officer of Octane Software from 1996 to 2000. He successfully led Octane’s merger with Epiphany (NASDAQ: EPNY) in 2000. Before Octane, Mr. Guleri was vice president of field operations at Scopus Technology. Mr. Guleri holds a Master of Science degree in Engineering and Operating Research from Virginia Polytechnic Institute and State University; and a Bachelor of Science degree in Electrical Engineering from Punjab Engineering College, Chandigarh, India. The business address of Mr. Guleri is 1400 Fashion Island Boulevard, Suite 1010, San Mateo, CA 94404, United States.

Cindy Xiaofan Wang was appointed to our board of directors on August 30, 2019 as a nominee of Trip.com. Ms. Wang has served as the chief financial officer of Trip.com since November 2013 and executive vice president since May 2016. Prior to that, she was a vice president of Trip.com from January 2008. Ms. Wang joined Trip.com in 2001 and has held a number of managerial positions at Trip.com. In 2017, Ms. Wang won the Best CFO Award by Institutional Investor in the 2017 All-Asia Executive Team Rankings and China Best CFO Leadership Award by SNAI/ACCA/Korn Ferry. Previously, Ms. Wang worked with PricewaterhouseCoopers Zhong Tian CPAs Limited Company. She is also an observer on the board of directors of Huazhu Group Limited (NASDAQ:HTHT, SEHK:1179). Ms. Wang received a Master of Business Administration from Massachusetts Institute of Technology and obtained her Bachelor’s degree from Shanghai Jiao Tong University. Ms. Wang is a Certified Public Accountant (CPA). The business address of Ms. Wang is Building 16, SKY SOHO, No. 968 Jinzhong Road, Shanghai, PRC 200335.

Hyder Aboobakar was appointed to our board of directors on August 20, 2020 and is one of our resident directors in Mauritius. Mr. Hyder is a Director – Business Development at IQ EQ Corporate Services (Mauritius) Limited, or IQ-EQ. Prior to joining IQ-EQ, Mr. Hyder served as an investment manager at DSP Blackrock Investment Managers (Mauritius) Ltd where he was responsible for managing two India focused funds. Mr. Hyder has also previously worked as a business development manager at Cim Global Business (Mauritius) Ltd, as an investment manager at TVF Capital Management Ltd and as a trader and team leader of risk management at Superfund Asset Management Ltd. Mr. Hyder is a Chartered Financial Analyst and holds a Bachelor of Science (Honors) degree in Economics and Finance from the University of Mauritius. He is also a certified Financial Risk Manager by the Global Association of Risk Professionals. The business address of Mr. Aboobakar is c/o IQ EQ Corporate Services (Mauritius) Limited, 33 Edith Cavell Street, Port Louis, Mauritius.

James Jianzhang Liang was appointed to our board of directors on January 27, 2016, as a nominee of Trip.com. He is one of the co-founders of Trip.com and is currently serving as the executive chairman of Trip.com’s board of directors. Prior to founding Trip.com, Mr. Liang held a number of technical and managerial positions with Oracle Corporation from 1991 to 1999 in the United States and China, including the head of the ERP consulting division of Oracle China from 1997 to 1999. Mr. Liang currently serves as Co-Chairman of Tongcheng-eLong (HKSE:7080). Mr. Liang received his Ph.D. degree from Stanford University and his Master’s and Bachelor’s degrees from Georgia Institute of Technology. He also attended an undergraduate program at Fudan University. The business address of Mr. Liang is Building 16, SKY SOHO, No. 968 Jinzhong Road, Shanghai, PRC 200335.

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

Paul Laurence Halpin was appointed to our board of directors on April 30, 2018 as a nominee of MIH Internet. He has remained on our board following the completion of the Naspers-Trip.com Transaction as a nominee of Trip.com. Mr. Halpin held various leadership positions in the financial services industry at PwC Dublin, London and Johannesburg during his 25-year career from 1979 until 2004. Between 2004 to 2011, having relocated to Mauritius in 2004, Mr. Halpin established and sold a number of international healthcare and insurance outsourcing businesses in Mauritius. He also served as a non-executive director on the Government of Mauritius’ Board of Investment between 2005 to 2010. Mr. Halpin is an independent non-executive director on the boards of Gamma Civic Ltd, Kolos Cement Ltd and Lottotech Ltd., which are listed on the Stock Exchange of Mauritius. He also serves as an independent non-executive director of other unlisted companies, including Gamma Construction Ltd, Citicc (Africa) Holdings Ltd, and several companies within the Multichoice International Holdings group. His previously held roles include Lloyd’s general representative for Mauritius. Mr. Halpin holds a Bachelor of Commerce degree from University College Dublin. He is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants in Ireland. He is a Fellow of the Mauritius Institute of Directors and a Member of the Mauritius Institute of Professional Accountants. The business address of Mr. Halpin is Unit 8, East Rock, Coastal Road, Roches Noires, Mauritius.

Xiangrong Li was appointed to our board of directors on September 6, 2019. Ms. Li has served as the deputy general manager and financial controller of Beijing Tourist Hotel (Group) Co. Ltd., a company listed on the Shanghai Stock Exchange since September 2016. Ms. Li was employed with Unilever in various positions from 1993 to 2010, including serving as the financial controller for the greater China region from 2007 to 2010. Ms. Li served as the chief financial officer of Hengdeli Holdings Ltd, a company listed on the Stock Exchange of Hong Kong, from 2010 to August 2014. Ms. Li served as the chief financial officer of Homeinns Hotel Group (previously listed on NASDAQ with stock ticker HMIN, merged with Beijing Tourist Hotel (Group) Co. Ltd in 2016) from August 2014 to September 2016. Ms. Li obtained her Bachelor’s degree in International Accounting jointly awarded by the Shanghai University of Finance and Economics and Shanghai International Studies Institute (now known as Shanghai International Studies University) in July 1993. She obtained a Master’s degree in Executive Management Business Administration from China Europe International Business School in September 2008 and is now a senior member of The Association of Chartered Certified Accountants and a member of The Chinese Institute of Certified Public Accountants. The business address of Ms. Li is 124, Caobao Road, Shanghai, China.

Xing Xiong was appointed to our board of directors on August 30, 2019 as a nominee of Trip.com. Mr. Xiong is currently chief operating officer of Trip.com. He joined Trip.com as Senior R&D Director in April 2013 and became the vice president of Technology. and the chief executive officer of the Flight Ticket Group of Trip.com. Prior to working at Trip.com, Mr. Xiong held several management positions in the research and development teams of Microsoft and Expedia. Mr. Xiong has over 21 years of technology and management experience in the travel industries. He holds a Bachelor’s degree in Computer Science from Peking University and a Master’s degree in Computer Science from Northeastern University in Boston, Massachusetts, United States. The business address of Mr. Xiong is Building 16, SKY SOHO, No. 968 Jinzhong Road, Shanghai, PRC 200335.

Executive Officer

Mohit Kabra is our group chief financial officer. Prior to joining us in July 2011, Mr. Kabra served as a Director, Finance at Kohler India where he worked from 2006 to June 2011. He has approximately 27 years of work experience and has held various positions in the India businesses of, among others, PepsiCo, Colgate and Seagram. Mr. Kabra has a Bachelor of Commerce degree from Osmania University, Hyderabad, India. He is a qualified Chartered Accountant from the Institute of Chartered Accountants of India and a qualified Cost Accountant from the Institute of Cost Accountants of India.

B. Compensation

For fiscal year 2021, the aggregate compensation (including directors’ fees, but excluding grants of stock options and RSUs that are described below) to our directors and executive officers included in the list under the heading “— Directors and Executive Officer of our Group” was $2.0 million, which included $0.7 million in base salary and $1.3 million in other payments. Our employment agreements (as amended from time to time) with each of our group executive chairman, group chief executive officer, and group chief financial officer provide for variable performance component which is payable upon each of the individual officer and our company attaining certain performance targets. Except as otherwise disclosed, these aggregate cash compensation amounts for fiscal year 2021 do not include stock compensation and employee benefits to our directors and executive officers. Stock compensation to our directors and executive officers are disclosed separately in the tables under “— Outstanding Options” and “Outstanding RSUs,” and employee benefits to our directors and executive officers are disclosed separately under “— Employee Benefit Plans.”

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

Amendment or Termination

The term of our Equity Option Plan was for an initial seven years but was extended to June 1, 2012 pursuant to a board resolution passed on June 12, 2009, which had retrospective effect from June 1, 2007. Our Equity Option Plan was subsequently amended and restated, and extended to June 1, 2014, pursuant to board and shareholder resolutions passed on May 25, 2010. We have not extended the validity of this plan, but the existing grants under this plan remain valid as per the terms of the original grant, as amended.

Number of Shares granted under 2001 Equity Option Plan

As of March 31, 2021, pursuant to our Equity Option Plan, we had outstanding options exercisable into a total of 17,839 ordinary shares with exercise price of $1.9765.

Share Incentive Plan

We adopted the MakeMyTrip 2010 Share Incentive Plan on May 25, 2010, or our Share Incentive Plan, upon which our Share Incentive Plan became immediately effective. On October 18, 2016, our board of directors approved two amendments to our Share Incentive Plan in order to give effect to an earlier recommendation of our compensation committee to increase the shares available under our Share Incentive Plan to fund employee grants for the four fiscal years starting April 2014 and to provide for a sufficient number of RSUs to be granted in connection with the conversion of Indigo SARs and Naspers Rollover RSUs and the other awards contemplated under the Naspers Transaction Agreement for the ibibo Group acquisition. On May 18, 2017, our board of directors approved an amendment to our Share Incentive Plan to extend the expiration date of our Share Incentive Plan from May 2020 to March 31, 2022. On May 18, 2017, June 19, 2018, January 24, 2019, July 10, 2020 and May 18, 2021, our board of directors approved amendments to our Share Incentive Plan to increase the shares available under the plan.

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

Shares Available for Awards

Subject to certain adjustments set forth in our Share Incentive Plan, the aggregate number of shares that may be issued or awarded under our Share Incentive Plan is equal to the sum of (x) 15,411,654 Shares, plus (y) in the event that any Indigo SARs or Naspers Rollover RSUs (each, as defined in the Naspers Transaction Agreement) are forfeited between October 18, 2016 and January 31, 2017 as a result of an Indigo Business Employee’s (as defined in the Naspers Transaction Agreement) termination of employment during such period, a number of Shares in respect of restricted share units into which such forfeited Indigo SARs and Naspers Rollover RSUs would have converted pursuant to Sections 7.07(a)(i) and 7.07(a)(ii) of the Naspers Transaction Agreement (each such defined term having the meaning ascribed to such term in the Naspers  Transaction Agreement). To the extent that an award terminates, expires or lapses for any reason, or is settled in cash and not shares, then any shares subject to the award will again be available for the grant. Any shares delivered by the holder or withheld by our company upon the exercise of any award, in payment of the exercise price or tax withholding, may again be optioned, granted or awarded, subject to certain limitations set forth in our Share Incentive Plan.

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

During fiscal year 2021, we granted 1,478,191 RSUs, of which 262,288 RSUs were granted to our directors and an executive officer. See “— Outstanding RSUs” for more information.

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

Outstanding Options

During fiscal years 2019, 2020 and 2021 no options were granted to any of our directors and executive officers under our Equity Option Plan. As of March 31, 2021, outstanding options exercisable into 17,839 ordinary shares were held by our director and executive officer as set forth in the following table.

Name	Shares Underlying Outstanding Options(1)	Exercise Price ($ per Share)	Date of Grant	Date of Expiration(2)
Rajesh Magow	17,839	1.98	June 25, 2009	June 30, 2021

Note:

(1)	All these outstanding options were exercised in June 2021.
(2)

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

Outstanding RSUs

During fiscal year 2021, 262,288 RSUs were issued under our Share Incentive Plan to our directors and an executive officer. As set forth in the following table, RSUs granted during fiscal year 2021 were:

Name	Shares Underlying Outstanding RSUs(1)	Total RSUs Granted in Fiscal Year 2021	Exercise Price
			($ per Share)
Directors and executive officer	2,947,257	262,288	0.0005

(1) 12,000 RSUs were exercised between April 1, 2021 and July 13, 2021.

Outstanding ESOPs

During fiscal year 2020 and 2021, we granted 21,588 and nil stock options under our Share Incentive Plan, or ESOPs, of which 14,763 RSUs were issued to our directors and an executive officer. No stock options were granted during fiscal year 2021. As of March 31, 2021, outstanding options held by our director and executive officer are as set forth in the following table.

Name	Outstanding ESOPs(1)	Total ESOPs Granted in Fiscal Year 2021(1)	Exercise Price
			($ per ESOP)
Directors and executive officer	14,763	—	2,229

(1) Each of these ESOPs represents 100 ordinary shares of our Company and will result in the issuance of 100 ordinary shares of our Company on exercise. The exercise price of each ESOPs is $2,229. One-third of the grants will vest every year from the grant effective date August 19, 2019.

Employee Benefit Plans

We maintain employee benefit plans in the form of certain statutory and incentive plans covering substantially all of our employees. For fiscal year 2021, the aggregate amount set aside or accrued by us to provide for pension or retirement benefits for all our employees (including our directors and executive officer) was approximately $7.5 million.

Provident Fund

In accordance with Indian law, all of our employees in India are entitled to receive benefits under the Employees’ Provident Fund Scheme, 1952, as amended, a retirement benefit scheme under which an equal amount of 12% of basic salary of an employee is contributed by each of the employer and employee in a fund with government/trust with company. Also, in accordance with applicable laws, all of our employees at our non-Indian subsidiaries are entitled to receive benefits under the relevant laws and regulations applicable in such jurisdictions. Our subsidiaries make a monthly deposit to these funds and we have contributed an aggregate of approximately $3.0 million in fiscal year 2021.

Gratuity

In accordance with Indian law, we pay gratuity up to our eligible employees in India. Under our gratuity plan, a defined benefit plan, an employee is entitled to receive a gratuity payment on the termination of his or her employment if the employee has rendered continuous service to our company for not less than five years, or if the termination of employment is due to death or disability. The amount of gratuity payable to an eligible employee is equal to 15 days’ salary for every year of employment (or any portion of a year exceeding six months). We have provided for aggregate of approximately $1.1 million in fiscal year 2019, an aggregate of approximately $1.6 million in fiscal year 2020 and an aggregate of approximately $1.2 million in fiscal year 2021 for our gratuity payments.

Compensated absences

         In accordance with Company’s policy, eligible employee are given benefits of compensated absences payable on the termination of his or her employment. Under this policy, employees are entitled to receive amount of future benefit that they have earned in return for their service in the current and prior periods resulting from the non-utilization of yearly accumulated leaves. We have provided for aggregate of approximately $0.4 million in fiscal year 2019, an aggregate of approximately $0.4 million in fiscal year 2020 and an aggregate of approximately $0.4 million in fiscal year 2021 for our compensated absences payments.

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

The employment agreements of Messrs. Deep Kalra and Rajesh Magow (each, an “Executive”) were amended, effective April 1, 2010, to change the notice period for termination from three months to six months. In addition, each Executive has entered into a change in control severance agreement with MMT India, effective October 18, 2016, which provides that, in the event such Executive’s employment is terminated by MMT India, other than for cause, death or disability, or by the Executive for good reason (pursuant to which the Executive is required to give three months’ notice of intended termination after the occurrence of the event constituting good reason), such Executive will be entitled if such termination occurs prior to the end of the relevant vesting period, to have all of his equity grants under our Company’s incentive plans to fully vest and be immediately exercisable. The terms of each Executive’s change in control severance agreements replaced the corresponding “change in control” provisions in each Executive’s employment agreement. Furthermore, each Executive has agreed to additional non-solicitation and non- competition restrictions in his change in control severance agreement, which shall continue for a period of two years following the termination of his employment with MMT India. In addition, Mr. Kalra’s employment agreement specifies that he will not engage or have a substantial financial interest in any travel intermediary business that competes directly with our company for a period of 12 months following the termination of his employment with MMT India.

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

Executive officers are selected by and serve at the discretion of the board of directors. Terms of employment of executive officers are disclosed separately under“— Employment Agreements with Executive Officers.”

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

Compensation Committee

The compensation committee consists of four members, Aditya Tim Guleri, Xiangrong Li, James Jianzhang Liang and Cindy Xiaofan Wang. The chairman is Aditya Tim Guleri. Each member of the compensation committee satisfies the independence requirements of the Nasdaq Rules. Our compensation committee approves the compensation of our employee-directors and reviews the compensation of our executive officers. The compensation committee is responsible for, among other things:

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

D. Employees

See “Item 4. Information on the Company — B. Business Overview — Employees.”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our equity shares as of March 31, 2021 by each of our directors and all our directors and executive officers as a group. As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right. Ordinary shares subject to options, RSUs, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person.

Equity shares beneficially owned
	Ordinary Shares		Class B Shares
Name of Beneficial Owner	Number	Percent(1)	Number	Percent(1)	Percent of Total Voting Power(1)
Directors:
Deep Kalra(2)	4,627,794	6.97	—	—	4.36
Rajesh Magow(3)	1,365,718	2.06	—	—	1.29
Aditya Tim Guleri	—	—	—	—	—
Cindy Xiaofan Wang (4)	—	—	—	—	—
Hyder Aboobakar	—	—	—	—	—
James Jianzhang Liang(4)	—	—	—	—	—
Jane Jie Sun(4)	—	—	—	—	—
Paul Laurence Halpin(4)	—	—	—	—	—
Xiangrong Li	—	—	—	—	—
Xing Xiong(4)	—	—	—	—	—

Executive Officers:
Mohit Kabra(3)	185,540	*	—	—	*
All our directors and executive officers as a group	6,179,052	9.31	—	—	5.83

*	Represents beneficial ownership of less than 1.0% of our issued share capital.

Notes:

(1)

Based on 65,065,075 ordinary shares outstanding and 39,667,911 Class B Shares outstanding as of March 31, 2021. Except as otherwise required by law, the Terms of Issue or our Constitution, our ordinary shares and Class B Shares vote together as a single class on all matters on which our shareholders are entitled to vote. See also “Item 10. Additional Information — B. Memorandum and Articles of Association — Class B Shares — Reserved Matters.”

(2)

Travogue Electronic Travel LLP, or Travogue, is a limited liability partnership controlled by Mr. Deep Kalra. Mr. Deep Kalra holds 100.00% of the partnership interests in Travogue. Accordingly, as of March 31, 2021, Mr. Kalra’s beneficial ownership of our ordinary shares includes 2,172,694 ordinary shares held by him (or his immediate family members) directly (in the form of ordinary shares or ordinary shares underlying RSUs and ESOPs that have vested or will vest within 60 days) and, based on information provided by Travogue, 2,455,100 ordinary shares held indirectly through Travogue.

(3)	In the form of ordinary shares or ordinary shares underlying vested RSUs and ESOPs.
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

	Equity shares beneficially owned
	Ordinary Shares		Class B Shares		Percent of Total
Name of Beneficial Owner	Number	Percent(1)	Number	Percent(1)	Voting Power(1)
Trip.com(2)	10,773,694	16.56	39,667,911	100.0	48.16
FIL Limited(3)	5,847,371	8.99	—	—	5.58
Massachusetts Financial Services Company(4)	4,904,655	7.54	—	—	4.68
Deep Kalra(5)	4,627,794	6.97	—	—	4.36
FMR LLC and Abigail P. Johnson (6)	4,527,547	6.96	—	—	4.32

Notes:

(1)

Based on 65,065,075 ordinary shares outstanding and 39,667,911 Class B Shares outstanding as of March 31, 2021. Except as otherwise required by law, the Terms of Issue or our Constitution, our ordinary shares and Class B Shares vote together as a single class on all matters on which our shareholders are entitled to vote. See also “Item 10. Additional Information — B. Memorandum and Articles of Association — Class B Shares — Reserved Matters.”

(2)

Information based on Amendment No. 4 to a report on Schedule 13D filed with the SEC by Trip.com on September 3, 2019. As at March 31, 2021, Trip.com has deferred its pre-emptive rights to subscribe for and purchase 1,222,116 additional Class B Shares, representing 1.2% of the total number of our ordinary shares and Class B Shares,  as a result of the issuance of ordinary shares pursuant to the exercise or settlement of equity awards under our Share Incentive Plan 2010 between August 19, 2020 to March 31, 2021. See “Item 10. Additional Information — B. Memorandum and Articles of Association — Class B Shares — Pre-Emptive Rights.”

(3)

Information based on Schedule 13G filed with the SEC by Pandanus Partners, L.P., or Pandanus, Pandanus Associates, Inc., or PAI and FIL Limited, or FIL, on February 8, 2021, or the FIL 13G. According to the FIL 13G, Pandanus owns shares of FIL voting stock normally representing more than 25% and less than 48.5% of the total votes which may be cast by all holders of FIL voting stock depending on changes in the total number of shares of outstanding from time to time; PAI acts as general partner of Pandanus; and Pandanus is owned by trusts for the benefit of members of the Johnson family, including FIL's Chairman Abigail P. Johnson, but disclaims that any such member is a beneficial owner of the securities reported in the FIL 13G.

(4)

Information based on Amendment No. 2 to a report on Schedule 13G filed with the SEC by Massachusetts Financial Services Company, or MFS, on February 11, 2021, or the MFS 13G. According to MFS 13G, the number of ordinary shares beneficially owned includes ordinary shares beneficially owned by MFS and certain other non-reporting entities.

(5)

Travogue is a limited liability partnership controlled by Mr. Deep Kalra. Mr. Deep Kalra holds 100.0% of the partnership interests in Travogue. Accordingly, as of March 31, 2021, Mr. Kalra’s beneficial ownership of our ordinary shares includes 2,172,694 ordinary shares held by him (or his immediate family members) directly (in the form of ordinary shares or ordinary shares underlying RSUs and ESOPs that have vested or will vest within 60 days) and, based on information provided by Travogue, 2,455,100 ordinary shares held indirectly through Travogue.

(6)

Information based on a report on Schedule 13G filed with the SEC by FMR LLC on February 8, 2021, or the FMR LLC 13G. According to the FMR LLC 13G, Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the

Investment Company Act ("Fidelity Funds") advised by Fidelity Management & Research Company LLC ("FMR Co. LLC"), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds' Boards of Trustees. FMR Co. LLC carries out the voting of the shares under written guidelines established by the Fidelity Funds' Boards of Trustees.

Each of our equity shares is entitled to one vote on all matters that require a vote of shareholders. Except as otherwise required by law, the Terms of Issue or our Constitution, our ordinary shares and Class B Shares vote together as a single class on all matters on which our shareholders are entitled to vote. None of our shareholders has any contractual or other special voting rights.

As of March 31, 2021, to our knowledge, there were approximately nine record holders of our ordinary shares, of which one has a registered address in the United States. Since certain of these ordinary shares were held by brokers or other nominees, the number of record holders may not be representative of the number of beneficial holders or where the beneficial holders are resident.

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

The following is a summary of our related party transactions since April 1, 2018.

Shareholders Agreements

See “Item 10. Additional Information — B. Memorandum and Articles of Association — Trip.com Amended and Restated Investor Rights Agreement”, “— Trip.com’s Pre-Emptive Rights in relation to our 2028 Notes”, “— Pre-Emptive Rights” and “— Registration Rights”.

Transactions with equity-accounted investees

Simplotel Technologies Private Limited

In September 2018, 1,181 preference shares held in Simplotel were converted into 2,105 equity shares.

HolidayIQ Pte. Ltd and its subsidiaries, or HolidayIQ Group

In fiscal years 2019, 2020 and 2021, we earned revenue of $0.04 million, $0.01 million and nil respectively, and received marketing services of nil, $0.01 million and nil, respectively.

PasajeBus SpA

In fiscal year 2020, we acquired 20.5% equity stake in PasajeBus SpA and earned revenue of $0.11 million and $0.08 million in fiscal year 2020 and 2021, respectively. As of March 31, 2020 and 2021, we had trade and other receivable of $0.03 million and $0.02 million, respectively.

Saaranya Hospitality Technologies Private Limited (Saaranaya)

In fiscal year 2021, we had advanced a loan to Saaranaya for working capital requirements of $0.06 million, and had received interest income on loan of $0.003 million.

As of March 31, 2021, the outstanding amount of the loan was $0.06 million.

Procurement and selling of air tickets and hotel room nights from/to Trip.com and its subsidiaries

We procured air tickets and hotel room nights of nil and $28.1 million as an agent from a subsidiary of Trip.com that operates as a travel product aggregator in fiscal years 2019 and 2020 respectively. In fiscal year 2021, we refunded air tickets and purchased hotel room nights of $0.7 million and $0.6 million, respectively. We earned nil, $0.2 million and $0.01 million from this Trip.com subsidiary as commission on procurement of such tickets and room nights in fiscal years 2019, 2020 and 2021, respectively. Further, we also sold air tickets and hotel room nights as an agent of nil, $9.0 million and $0.4 million as an agent to this Trip.com subsidiary in fiscal years 2019, 2020 and 2021, respectively, and paid commission expenses of nil, $1.1 million and $0.06 million in fiscal years 2019, 2020 and 2021, respectively.

We also paid of nil, $1.6 million and $0.3 million in various operating expenses to subsidiaries of Trip.com in fiscal years 2019, 2020 and 2021, respectively.

As of March 31, 2019, 2020 and 2021, we had trade and other receivables from subsidiaries of Trip.com outstanding of nil, $0.7 million, and $0.06 million, respectively.

As of March 31, 2019, 2020 and 2021, we had trade payables to subsidiaries of Trip.com outstanding of nil, $1.1 million, and $0.5 million, respectively.

As of March 31, 2019, 2020 and 2021, we had prepaid expenses from subsidiaries of Trip.com of nil, $0.1 million, and nil, respectively.

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

Legal Proceedings

Except as described below, there are no governmental, legal or arbitration proceedings (including any such proceedings, which are pending or threatened, of which we are aware) which we believe could reasonably be expected to have a material adverse effect on our results of operations or financial position.

Tax Proceedings

Certain tax matters involving our key subsidiaries, MMT India and Ibibo India, are disclosed below.

Income Tax

Assessment Year 2005-06

In November 2008, MMT India received a show cause notice from the Indian Income Tax authorities for the assessment year 2005-06 and a demand for an additional payment of approximately Rs. 8.1 million (approximately $0.1 million) (exclusive of any applicable penalties), advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase proposed by the transfer pricing officer to adjust our intra-group international transaction prices upwards to an arm’s length price, and (ii) the disallowance of technology-related development depreciation expenses incurred during the year. In January 2009, we filed our objections to both the show cause notice and the demand for the additional payment with the Commissioner of Income Tax (Appeals). In February 2009, the demand for the additional payment was dismissed by the Indian Income Tax authorities after adjustment against our carried forward losses. Our appeal against the show cause notice in connection with the intra-group international transactions transfer pricing matter was decided in our favor in February 2011. We also received partial relief from the disallowance of technology-related development depreciation expenses. In May 2011, we filed our objection to the partial disallowance of technology-related development depreciation expenses with the Income Tax Appellate Tribunal authorities. In April 2017, the Income Tax Appellate Tribunal passed a favorable order to allow depreciation on technology-related development expenses. The tax department filed an appeal in High Court challenging the relief provided by Income Tax Appellate Tribunal on transfer pricing. However, the High Court dismissed the appeal filed by Revenue in November 2017. In July 2018, the tax department has filed a Special Leave Petition in Supreme Court against the order of the High Court. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The date of hearing is yet to be scheduled.

Assessment Year 2007-08

In January 2011, MMT India received an assessment order from the Indian Income Tax authorities for the assessment year 2007-08, alleging certain irregularities in the method of computation of income and, advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase proposed by the transfer pricing officer to adjust our intra-group international transaction prices upwards to an arm’s length price, and (ii) an increase on account of the disallowance of technology-related development depreciation expenses incurred during the year. However, we did not receive a demand for any additional tax payments because our carried forward losses exceeded our declared taxable income. In March 2011, we filed an appeal with the Commissioner of Income Tax (Appeals). Our appeal against the assessment order in connection with the intra-group international transactions transfer pricing matter was decided in our favor in February 2013. We also received partial relief from the Commissioner of Income Tax (Appeals) on the disallowance of technology-related development depreciation expenses. The Income Tax Department has appealed the order of the Commissioner of Income Tax (Appeals) to the Income Tax Appellate Tribunal. The matter was heard on March 4, 2020, and the Income Tax Appellate Tribunal passed a favorable order quashing the additions made on account of transfer pricing issues. However, the order appeal effect has not yet been passed. In February 2015, MMT India received an order of income in lieu of assessment from the Indian Income Tax authorities for the assessment year 2007-08, advising us of an upward revision of our declared income in India for that assessment year as a result of (i) reimbursement of ticket costs to MMT Inc. In March 2015, we filed our objections with the Commissioner of Income Tax (Appeals). The appeal against the above assessment order in connection with these disallowances was decided in favor of MMT India on May 23, 2017. The Income Tax Department filed an appeal in August 2017 against the order before Income Tax Appellate Tribunal. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The next date of hearing is yet to be scheduled.

Assessment Year 2008-09

In February 2012, MMT India received an assessment order from the Indian Income Tax authorities for the assessment year 2008-09, and a demand for additional tax payments of approximately Rs. 43 million (approximately $0.6 million), advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase proposed by the transfer pricing officer to adjust our intra-group international transaction prices upwards to an arm’s length price, (ii) an increase on account of the proposed disallowance of technology-related development depreciation expenses incurred during the year, and (iii) an increase due to the non-payment of sufficient withholding tax in connection with our use of banking payment gateway facilities. The demand for additional tax payments of approximately Rs. 43 million (approximately $0.6 million), was dismissed by the Indian Income Tax authorities in March 2012 following the adjustment of carried forward losses. In March 2012, we filed our objections with the Commissioner of Income Tax (Appeals). Our appeal against the assessment order in connection with the intra-group international transactions transfer pricing matter was decided in our favor in June 2013. We also received partial relief from the disallowance of technology-related development depreciation expenses and no-payment of sufficient withholding tax in connection with payment gateway charges. Against this partial relief, we and the Income Tax Department each filed appeals in August 2013 with the Income Appellate Tax Tribunal. The matter was heard on March 4, 2020 and the Income Tax Appellate Tribunal has passed a favorable order. In February 2015, MMT India received an order of income in lieu of assessment from the Indian Income Tax authorities for the assessment year 2008-09, advising us of an upward revision of our declared income in India for that assessment year as a result of reimbursement of ticket costs to MMT Inc. In March 2015, we filed our objections with the Commissioner of Income Tax (Appeals). The appeal against the assessment order in connection with these disallowances was decided in favor of MMT India on June 16, 2017. The Income Tax Department has filed an appeal in August 2017 against the order before Income Tax Appellate Tribunal. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The next date of hearing is yet to be scheduled.

Assessment Year 2009-10

In May 2013, MMT India received an assessment order from the Indian income tax authorities for the assessment year 2009-10, and a demand for additional tax payments of approximately Rs. 276 million (approximately $3.7 million), advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase proposed by the transfer pricing offer to adjust our intra-group international transaction prices upwards to an arm’s length price, (ii) increases due to the non-payment of sufficient withholding tax in connection with our use of banking payment gateway facilities and the cost of air tickets incurred to MMT USA, and (iii) increases for disallowance of excess depreciation expense on computer peripherals and software licenses, and for the disallowance of technology-related development depreciation expenses incurred during the year, and on account of amounts received from business associates, which were treated as deferred revenue. On May 30, 2013, we filed our objections with the Commissioner of Income Tax (Appeals).  Consequently, our appeal against the assessment order in connection with the intra-group international transactions transfer pricing matter, nonpayment of sufficient withholding tax on cost of air tickets incurred to MMT USA, disallowance of technology-related development depreciation expenses and on amounts received from business associates which were treated as deferred revenue, was decided in our favor in June 2014. We also received partial relief from the increases for disallowance of excess depreciation expense on computer peripherals and software licenses and non-deduction of withholding tax in connection with payment gateway charges. We filed an appeal before the Income Tax Appellate Tribunal or ITAT in August 2014 for balance relief. The ITAT has passed a favorable order dated September 26, 2017 quashing a major demand pertaining to issue of non-deduction of taxes on Payment Gateway Charges. In May 2018, the Income Tax Department filed an appeal in the High Court against the order of the ITAT on the issue of non-deduction of withholding tax on payment gateway charges. In March 2019, the High Court passed a favorable order setting aside the appeal filed by Income Tax Department. The Income Tax Department has filed an appeal before the ITAT against the order passed by Commissioner of Income Tax (Appeals) on the matters decided in our favour. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The appeal is pending before the ITAT and the next hearing date has not been scheduled.

On November 28, 2013, we also received an order imposing an additional penalty for allegedly attempting to conceal the above matters and a notice of demand amounting to approximately Rs.330 million (approximately $4.5 million), but this demand was temporarily set aside by the Indian Income Tax authorities after adjustment of refunds for other assessment years. In December 2013, we filed our objections to the penalty with the Commissioner of Income Tax (Appeals). In September 2014, our appeal against the order imposing additional penalty was partially decided in our favor. Further, we filed appeal in December 2014 with the Income Appellate Tax Tribunal for the balance relief and the Tribunal has passed an order quashing the entire penalty demand. We have not yet received any intimation with respect to whether any appeal has been filed by the income tax department before higher appellate authorities against the order of the ITAT.

Assessment Year 2010-11

In March 2014, MMT India received an assessment order from the Indian Income Tax authorities for the assessment year 2010-11, and a demand for additional tax payments of approximately Rs. 736 million (approximately $10.1 million), advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase on account of the disallowance of technology-related development depreciation expenses incurred during the year, (ii) an increase due to the non-payment of sufficient withholding tax in connection with our use of banking payment gateway facilities, (iii) an increase for disallowance of excess depreciation expense on computer peripherals and software licenses, (iv) an increase due to the non-payment of sufficient withholding tax on reimbursement of expenses to MMT USA, (v) an increase for advertising and publicity expenses being capital in nature, and (vi) an increase due to change in the method of accounting for recognizing loyalty cum signing bonus. In April 2014, we filed our objections with the Commissioner of Income Tax (Appeals) along with stay of demand. Our appeal against the assessment order was decided in our favor in July 2017. We understand that the Income Tax Department has appealed the order of the Commissioner of Income Tax (Appeals) to the Income Tax Appellate Tribunal. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The next hearing date has been scheduled on September 8, 2021.

Assessment Year 2011-12

In March 2015, MMT India received an assessment order from the Indian income tax authorities for the assessment year 2011-12, and a demand for additional tax payments of approximately Rs. 953 million (approximately $13.0 million), advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase for disallowance of excess depreciation expense on computer peripherals and software licenses (ii) an increase due to the nonpayment of sufficient withholding tax on reimbursement of expenses to MMT USA, and (iii) an increase for advertising and publicity expenses being capital in nature. In April 2015, we filed our objections with the Commissioner of Income Tax (Appeals) along with stay of demand. In June 2015, we obtained an interim stay until December 31, 2015. We obtained a final order in March 2016 and demand was temporarily set aside after adjustment of refunds for assessment years 2009-10 and 2010-11. Our appeal against the assessment order in connection with nonpayment of sufficient withholding tax on cost of air tickets incurred to MMT USA and disallowance of technology-related development depreciation expenses was decided in our favor. We have also received partial relief from addition of advertisement and publicity expenses. In February 2017, we filed an appeal with the Income Appellate Tax Tribunal. The date of hearing is scheduled on August 9, 2021. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

In March 2017, MMT India received an order from the Indian Income Tax authorities for assessment year 2011-12 in which the order passed by assessing officer was set aside for fresh examination of the issue of deduction of reimbursement of ESOP cost on exercise of shares by employees. In May 2018, we filed an appeal with the Income Appellate Tax Tribunal, the hearing of which is scheduled on August 9, 2021.

In December 2017, MMT India received an assessment order from the Indian Income Tax authorities for the assessment year 2011-12 confirming the demand for additional tax payments of approximately Rs. 102 million (approximately $1.4 million), advising us of an upward revision of our declared income in India for that assessment year as a result of an increase in expenses on account of ESOPs exercised during the year being capital in nature.

In January 2018, we filed our objections with the Commissioner of Income Tax (Appeals) along with stay of demand. The appeal against the assessment order in connection with ESOP disallowances was decided in favor of MMT India on June 24, 2019. The next hearing date has been scheduled on August 9, 2021.

Assessment Year 2012-13

In March 2016, MMT India received an assessment order from Indian tax authorities for assessment year 2012-13, and a demand for additional tax payments of approximately Rs. 905 million, (approximately $12.4 million), advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase due to insufficient payments on withholding taxes on reimbursement of expenses to MMT USA, (ii) an increase for advertising and publicity expenses being capital in nature and (iii) an increase for expenses on account of ESOPs exercised during the year being capital in nature. In April 2016, we filed our objections with the Commissioner of Income Tax (Appeals) and requested for a stay of demand. The stay of demand was granted to MMT India. The appeal against the assessment order in connection with these disallowances was decided in favor of MMT India on December 19, 2017. The Income Tax Department has appealed the order of the Commissioner of Income Tax (Appeals) to the Income Tax Appellate Tribunal. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The next hearing date has been scheduled on August 23, 2021.

Assessment Year 2013-14

In December 2016, MMT India received an assessment order from the Indian Income Tax authorities for assessment year 2013-14, and a demand for additional tax payments of approximately Rs. 912 million, (approximately $12.5 million), advising MMT India of an upward revision of its declared income in India for that assessment year as a result of (i) an increase due to insufficient payments on withholding taxes on reimbursement of expenses to MMT USA, (ii) an increase for advertising and publicity expenses being capital in nature and (iii) an increase for expenses on account of ESOPs exercised during the year being capital in nature. In January 2017, MMT India filed its objections with the Commissioner of Income Tax (Appeals) and request for a stay of demand. The stay of demand was granted to MMT India. The appeal against the assessment order in connection with these disallowances was decided in favor of MMT India on December 19, 2017. We understand that the Income Tax Department has appealed the order of the Commissioner of Income Tax (Appeals) to the Income Tax Appellate Tribunal. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The next hearing date has been scheduled on August 23, 2021.

Assessment Year 2014-15

In December 2017, MMT India received an assessment order from the Indian tax authorities for assessment year 2014-15, and a demand for additional tax payments of approximately Rs. 345 million (approximately $4.7 million), advising MMT India of an upward revision of its declared income in India for that assessment year as a result of (i) insufficient payments on withholding taxes on reimbursement of expenses to MMT USA, (ii) advertising and publicity expenses being capital in nature and (iii) an increase in expenses on account of employee share options exercised during the year being capital in nature. In January 2018, MMT India filed its objections with the Commissioner of Income Tax (Appeals) and requested for stay of demand. The stay of demand was granted to MMT India. The appeal against the assessment order in connection with these disallowances was decided in favor of MMT India on January 31, 2019.

In March 2021, MMT India received an assessment order from Indian Income Tax authorities for the assessment year 2014-15 confirming the demand of Rs. 26 million (approximately $0.4 million) (including interest) as a result of non-deduction/short-deduction of TDS on advertisement charges, common area maintenance charges and annual maintenance charges. We have filed an appeal to Commissioner of Income Tax (Appeals) against such order.

In December 2016, Pilani Softlabs Private Limited (redBus) received an assessment order from the Indian Income Tax authorities for the assessment year 2014-2015 advising upward revision as a result of an increase on account of the proposed disallowance of expenses relating to employee share options during the year. However, Ibibo India did not receive a demand for any additional tax payments because carry forward losses exceeded its assessed income. On February 7, 2017, Ibibo India filed its objections to the assessment order with the Commissioner of Income Tax (Appeals). The Commissioner of Income Tax (Appeals) passed an order dated June 28, 2019 by confirming the addition on account of expenses relating to employee share options. In September 2019, we filed an appeal with the Income Appellate Tax Tribunal, the hearing of which is not scheduled yet. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Assessment Year 2015-16

In December 2018, MMT India received an assessment order from the Indian tax authorities for assessment year 2015-16, and a demand for additional tax payments of approximately Rs. 1,214 million (approximately $16.6 million), advising MMT India of an upward revision of its declared income in India for that assessment year as a result of, (i) insufficient payments on withholding taxes on reimbursement of expenses to MMT USA, (ii) advertising and publicity expenses being capital in nature, and (iii) an increase in expenses on account of ESOPs exercised during the year being capital in nature. In January 2019, MMT India filed its objections with the Commissioner of Income Tax (Appeals) and requested for stay of demand. The stay of demand was granted to MMT India. The appeal against the assessment order in connection with these disallowances was decided in favor of MMT India on June 24, 2019.

In December 2018, Ibibo India received an assessment order from the Indian Income Tax authorities for the assessment year 2015-2016 advising upward revision as a result of disallowance of goodwill arising on merger with redBus during the year. However, Ibibo India did not receive a demand for any additional tax payments because carry forward losses exceeded its assessed income. On January 23, 2019, Ibibo India filed its objections to the assessment order with the Commissioner of Income Tax (Appeals). In January 2021, we have filed detailed submission under Faceless Appeal Scheme and Commissioner of Income Tax (Appeals) is yet to pass the final order. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Assessment Year 2016-17

In December 2019, MMT India received an assessment order from the Indian tax authorities for assessment year 2016-17, advising MMT India of an upward revision of its declared income in India for that assessment year as a result of, (i) insufficient payments on withholding taxes on reimbursement of expenses to MMT USA, (ii) advertising and publicity expenses being capital in nature, and (iii) an increase in expenses on account of ESOPs exercised during the year being capital in nature. In January 2020, MMT India filed its objections with the Commissioner of Income Tax (Appeals). The date of hearing before the Commissioner of Income Tax (Appeals) has not been scheduled yet.

In December 2019, Ibibo India received an assessment order from the Indian Income Tax authorities for the assessment year 2016-2017 advising upward revision as a result of disallowance of goodwill arising on merger with redBus during the year. However, Ibibo India did not receive a demand for any additional tax payments because carry forward losses exceeded its assessed income. In January 2020, Ibibo India filed its objections to the assessment order with the Commissioner of Income Tax (Appeals). In January 2021, we have filed detailed submission under Faceless Appeal Scheme and Commissioner of Income Tax (Appeals) is yet to pass the final order. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Assessment Year 2017-18

In December 2019, MMT India received an assessment order from the Indian tax authorities for assessment year 2017-18, advising MMT India of an upward revision of its declared income in India for that assessment year as a result of, (i) advertising and publicity expenses being capital in nature, and (ii) an increase in expenses on account of ESOPs exercised during the year being capital in nature. In January 2020, MMT India filed its objections with the Commissioner of Income Tax (Appeals). The date of hearing before the Commissioner of Income Tax (Appeals) has not been scheduled yet.

In December 2019, Ibibo India received an assessment order from the Indian Income Tax authorities for the assessment year 2017-2018, and a demand for additional tax payments of approximately Rs. 3 million (approximately $0.04 million), advising upward revision as a result of (i) disallowance of goodwill arising on merger with redBus during the year, (ii) addition on account of cash deposited during demonetization period. On January 27, 2020, Ibibo India filed its objections to the assessment order with the Commissioner of Income Tax (Appeals). In January 2021, we have filed detailed submission under Faceless Appeal Scheme and Commissioner of Income Tax (Appeals) is yet to pass the final order. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Assessment Year 2018-19

In May 2021, MMT India received an assessment order from the Indian tax authorities for assessment year 2018-19, advising MMT India of an upward revision of its declared income in India for that assessment year as a result of, (i) advertising and publicity expenses being capital in nature, (ii) an increase in expenses on account of ESOPs exercised during the year being capital in nature and (iii) an increase in expenses on account of interest on GST, liabilities no longer required written back etc. We are in the process of filing an appeal to Commissioner of Income Tax (Appeals). We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Service Tax

Demand Order — Fiscal Years 2006 to 2012

In the year ended March 31, 2009, the Mumbai Zonal Unit of Directorate General of Central Excise Intelligence, or the DGCEI, an excise and customs tax regulatory authority in India, initiated a general industry wide inquiry on compliance with service tax rules and regulations by various travel agencies in India. In October 2011, pursuant to an investigation conducted by the DGCEI, MMT India received a notice from the Service Tax authorities for fiscal years 2006 to 2010, demanding payment of service tax in respect of certain matters, some of which relate to the travel industry in India and involve a complex interpretation of Indian law. We have received similar notices for fiscal years 2011 and 2012, in October 2011 and October 2012, respectively. In March 2011, we filed replies with the Commissioner of Service Tax for fiscal years 2006 to 2010, and, similarly, filed objections in January 2012 for fiscal year 2011, and in February 2013, for fiscal year 2012, respectively. In August 2013, the Commissioner of Service Tax rejected our objections and confirmed the demand on all the above matters with negligible relief. In November 2013, we filed an appeal with the Customs, Excise and Service Tax Appellate Tribunal (“CESTAT”). The aggregate value of the claims is approximately Rs. 1,700 million (approximately $23.24 million) and additional interest and penalties if finally determined to be payable. We have deposited approximately Rs. 22 million (approximately $0.3 million) toward service tax with the relevant authorities. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The date of hearing has not been scheduled by the CESTAT.

Demand Order — Fiscal Years 2008 to 2011

In September 2012, MMT India received a notice from the service tax authorities for fiscal years 2008 to 2011, demanding payment of service tax in respect of certain matters, some of which relate to the travel industry in India and involve a complex interpretation of Indian law. In February 2013, we filed a reply with the Commissioner of Service Tax. In March 2014, we received an order wherein the demand raised by the service tax authorities was confirmed by the Commissioner of Central Excise. The aggregate value of these claims is approximately Rs.15.3 million (approximately $0.2 million). We filed an appeal with the Customs, Excise and Service Tax Appellate Tribunal in June 2014. We are not required to deposit any service tax with the relevant authorities in response to this demand. We do not recognize this claim as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The date of hearing has not been scheduled by the CESTAT.

Demand Order — Fiscal Year 2012

In November 2012, MMT India received a notice from the service tax authorities for fiscal year 2012, demanding payment of service tax in respect of certain matters, which relate to the travel industry in India but are not covered in the show cause notices mentioned in the above paragraphs relating to service tax, and involve a complex interpretation of Indian law. In February 2013, we filed a reply with the Commissioner of Service Tax. In March 2014, we received an order wherein the demand raised by the service tax authorities was confirmed by the Commissioner of Central Excise. The aggregate value of the claims is approximately Rs.16.1 million (approximately $0.2 million). We filed an appeal with the Customs, Excise and Service Tax Appellate Tribunal in June 2014. We are not required to deposit any service tax with the relevant authorities in response to this demand. We do not recognize this claim as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The date of hearing has not been scheduled by the CESTAT.

Demand Order — Fiscal Year 2013

In May 2014, MMT India received two notices from the service tax authorities for fiscal year 2013, demanding payment of service tax in respect of certain matters, which relates to the travel industry in India and involves a complex interpretation of Indian law. In July 2014 and January 2015, we filed replies with Commissioner of Service Tax. The aggregate value of the claims is approximately Rs. 1,075 million (approximately $14.7 million). In July 2014 and January 2015, we filed replies with the Commissioner of Service Tax. In June 2015, we received orders wherein the demand of approximately Rs. 135 million (approximately $1.85 million) was confirmed by the Commissioner of Central Excise. We filed an appeal with the Customs, Excise and Service Tax Appellate Tribunal in September 2015 after making pre-deposit of approximately Rs. 10 million (approximately $0.1 million) with the relevant authorities. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The date of hearing has not been scheduled by the CESTAT.

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

In February 2019, we received Demand Order from the Commissioner of Central Excise wherein the demand of approximately Rs. 118 million (approximately $1.6 million) has been confirmed. We filed an appeal with the Customs, Excise and Service Tax Appellate Tribunal in May 2019 after making pre-deposit of approximately Rs. 8.85 million (approximately $0.1 million) with the relevant authorities. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The date of hearing has not been scheduled by the CESTAT.

Demand cum Show Cause Notice — Fiscal Year 2014 to September 2015

In September 2016, MMT India received a notice from the service tax authorities for the period from April 2013 to September 2015 demanding payment of service tax in respect of certain matters, which relate to the travel industry in India and involve complex interpretation of Indian law. In November 2016, MMT India filed replies with the Commissioner of Service Tax. The aggregate value of the claims is approximately Rs. 236 million (approximately $3.2 million). We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The date of hearing is yet to be scheduled.

Demand cum Show Cause Notice — November 2013 to March 2016

In October 2016, Ibibo India received a notice from the DGCEI for the period from November 2013 to March 2016 demanding payment of service tax in respect of certain matters, which relate to the travel industry in India and involve complex interpretation of Indian law. In February 2017, Ibibo India filed preliminary replies with the DGCEI and final reply in July 2019. The aggregate value of the claims is approximately Rs. 2,444 million (approximately $33.4 million). We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The hearing in this matter is concluded and final order is awaited.

Demand cum Show Cause Notice — Fiscal Year 2012 to September 2015

In October 2016, MMT India received a notice from the DGCEI for the period from May 2011 to September 2015 demanding payment of service tax in respect of certain matters, which relates to the travel industry in India and involve complex interpretation of Indian law. In February 2017, MMT India filed preliminary replies with the DGCEI and filed final replies in September 2020. The aggregate value of the claims is approximately Rs. 2,286 million (approximately $31.2 million). We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The hearing in this matter is concluded and final order is awaited.

Demand Order — Fiscal Year 2010 to 2013

In September 2017, Ibibo India received a Demand Order from the Additional Commissioner of Service Tax for the period from April 2010 to March 2013 demanding payment of service tax in respect of certain matters, which relates to the travel industry in India and involve complex interpretation of Indian law. In February 2018, Ibibo India filed objections with the Commissioner (Appeals) Service Tax. The aggregate value of the claims is approximately Rs. 3 million (approximately $0.04 million). We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The date of hearing has not been scheduled by the Commissioner (Appeals).

Show Cause and Demand Notice — October 2015 to June 2017

In September 2018, MMT India received a notice from the service tax authorities for the period from October 2015 to June 2017 demanding payment of service tax in respect of certain matters, which relate to the travel industry in India and involve complex interpretation of Indian law. In November 2018, MMT India filed replies with the Commissioner of Service Tax. The aggregate value of the claims is approximately Rs. 296 million (approximately $4 million). We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The date of hearing is yet to be scheduled.

Demand cum Show Cause Notice — October 2015 to March 2016

In October 2018, MMT India received a notice from the DGCEI for the period from October 2015 to March 2016 demanding payment of service tax in respect of certain matters, which relates to the travel industry in India and involve complex interpretation of Indian law. In September 2020, MMT India filed replies with the Commissioner of Service Tax. The aggregate value of the claims is approximately Rs. 1,480 million (approximately $20.2million). We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The hearing in this matter is concluded and final order is awaited.

Demand Order — Fiscal Year 2013 to December 2014

In December 2018, Ibibo India received a notice from the Assistant Commissioner of Service Tax for the period from April 2013 to December 2014, demanding payment of service tax in respect of certain matters, which relate to the travel industry in India and involve complex interpretation of Indian law. In February 2019, Ibibo India filed objections with the Commissioner Central Tax (Appeals). The Commissioner Central Tax (Appeals) has upheld the entire demand in an order passed in March 2020. The aggregate value of the claims is approximately Rs. 2 million (approximately $0.03 million). Ibibo India filed an appeal with the Customs Excise and Service Tax Appellate Tribunal in June 2020. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The date of hearing is yet to be scheduled.

Demand cum Show Cause Notice — April 2016 to June 2017

In April 2019, MMT India received a notice from the DGCEI for the period from April 2016 to June 2017 demanding payment of service tax in respect of certain matters, which relates to the travel industry in India and involve complex interpretation of Indian law. In September 2020, MMT India filed replies with the Commissioner of Service Tax. The aggregate value of the claims is approximately Rs. 6,362 million (approximately $87million). We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The hearing in this matter is concluded and final order is awaited.

Demand cum Show Cause Notice — April 2016 to June 2017

In June 2019, Ibibio India received a notice from the DGCEI for the period from April 2016 to June 2017 demanding payment of service tax in respect of certain matters, which relates to the travel industry in India and involve complex interpretation of Indian law. The aggregate value of the claims is approximately Rs.7,157 million (approximately $97.85 million). Ibibo India filed reply in month of July 2020. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The hearing in this matter is concluded and final order is awaited.

Demand cum Show Cause Notice — FY 2014-15 to FY 2017-18 (up to June, 2017)

In June 2020, Ibibo India received a notice from the Commissioner Audit for the period of April 2014 to June 2017 demanding payment of service tax in respect of certain matters, which relates to the travel industry in India and involve complex interpretation of Indian law. The aggregate value of the claims is approximately Rs. 238.0 million (approximately $3.3 million). We are in process of filling response to the notice and we believe that we have a strong case in our favor.

Investigations by DGCEI

DGCEI has initiated an investigation into MMT India for the period from October 2010 to September 2015 in relation to service tax on certain matters. In addition, the DGCEI has initiated an investigation into Ibibo India for the period from November 2013 to September 2015 in relation to service tax on certain matters. The matters are industry-wide issues and involve a complex interpretation of Indian law. MMT India and Ibibo India have made pre-deposits of Rs.674 million (approximately $9.2 million) and Rs.65 million (approximately $0.9 million), respectively, under protest. The investigation is ongoing and subsequent periods up to June 2017 has also been included in the scope of investigation. We believe that we have a strong case in our favor and are taking all possible legal measures to secure appropriate orders of relief from the courts.

We had sought relief against the coercive actions taken by the DGCEI and received orders in our favor from the Delhi High Court in relation to both the MMT India and Ibibo India matters. The DGCEI filed an appeal to the Supreme Court of India against the orders of the Delhi High Court. The Supreme Court issued an interim order on September 27, 2016 staying the order of the High Court. The Supreme Court has upheld the Order passed by Delhi High Court in month of February 2019 and consequently the DGCEI has processed a full refund of the tax amounts deposited under protest. The department filed a review petition in the Supreme Court, which has been rejected by the order passed on August 21, 2019.

Demand cum Show Cause Notice – (October 2013 to June 2017)

In April 2019, MMT India received a notice from the Commissioner of CGST Audit for the period from October 2013 to June 2017 demanding payment of GST in respect of certain matters, which relates to the travel industry in India and involve complex interpretation of Indian law. The aggregate value of the claims is approximately Rs. 76 million (approximately $1.00 million). We filed a reply in December 2019. In April 2021, we received an order to the effect that the demand of approximately Rs. 64 million was confirmed by the Commissioner of CGST Audit. We are in process of filing an appeal with the Customs, Excise and Service Tax Appellate Tribunal. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Demand cum Show Cause Notice – (July 2017 to March 2019)

In November 2020, MMT India received a notice from the Assistant Commissioner (Anti-Evasion Rajasthan) for the period from July 2017 to March 2019 demanding payment of GST in respect of certain matters, which relates to the travel industry in India and involve complex interpretation of Indian law. The aggregate value of the claims is approximately Rs. 316.4 million (approximately $4.3 million).We filed a reply to notice in April 2021. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The date of hearing is yet to be scheduled.

Demand cum Show Cause Notice- (July 2017 to March 2020)

In February 2020, MMT India received a notice from Deputy Commissioner (Madhya Pradesh) for the period from July 2017 to March 2020 demanding payment of GST in respect of certain matters. The aggregate value of the claims is approximately Rs.2.8 million (approximately $0.04 million). We are in the process of filing a reply to the notice. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Other Proceedings

Dispute with Ezeego1

In August 2010, we were informed that one of our competitors, Ezeego1, has filed a criminal complaint in India against us likely alleging the misuse of domain names similar to the name of such competitor’s website.

In December 2014, MMT India and its officers received summons from the Court of Additional Chief Metropolitan Magistrate in Mumbai to answer to the above complaint. The revision petition filed against the summoning order was dismissed against us. We then filed appeals before the Bombay High Court. The appeals were dismissed on August 16, 2019. The court has issued fresh summons to Ezeegol in March 2021 and the next hearing in the matter is scheduled for September 2021.

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

Dispute with former shareholders of Hotel Travel Group

           MakeMyTrip Limited has an ongoing dispute with Blair James Speers and Graham Paul Johnson from whom MakeMyTrip acquired the Hotel Travel Group in 2012. The dispute has arisen in connection with certain earn out provisions in a share purchase agreement entered into between the Hotel Travel Group, its former shareholders mentioned above, and MakeMyTrip Limited, under which these former shareholders agreed to sell and transfer to MakeMyTrip Limited the share capital of the Hotel Travel Group. The share purchase agreement is governed by Mauritius law. The sum in dispute is $35 million. The Singapore International Arbitration Centre tribunal presiding over the matter has upheld the claims brought by the former shareholders through a series of awards and ordered the Company and Hotel Travel Limited to pay $39.2 million to Mr. Speers and Mr. Johnson. The Company has challenged the tribunal’s decision in proceedings, some of which are pending before the Singapore courts. In January 2021, the former shareholders served enforcement orders on the Company and Hotel Travel Limited to enforce the tribunal’s awards, which the Company has challenged. As of the date of this Annual Report, the Singapore courts have not issued their decision on this matter. In April 2021, the former shareholders filed proceedings against the Company to enforce the tribunal’s awards in New York. The New York court proceedings have been stayed until the Singapore courts issue a decision in the proceedings pending in Singapore. Our other operating expenses of $185.4 million for the year ended March 31, 2020 includes a provision for litigations of $30.8 million primarily related to this dispute.

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

Ibibo India received two notices dated June 23, 2017 and July 27, 2017 from the Delhi government alleging that Ibibo India is operating its redBus business without a license to operate as an agent or canvasser for the sale of tickets, as required under the MV Act, and also levied a nominal penalty for such alleged violation. Ibibo India has contested the above notices before the court of the Metropolitan Magistrate, New Delhi, stating that redBus is an online portal which connects bus operators and customers and accordingly, is not an agent or canvasser under the MV Act. These notices are pending adjudication before the above court.

In response to the writ petition, the High Court of Delhi has issued an interim order that no adverse action against redBus shall be taken by the Delhi government. Final arguments in the matter were scheduled for March 20, 2020. However, the court did not convene because of a lockdown imposed due to the COVID-19 pandemic. The hearing has not been scheduled.

Investigation under the Competition Act, 2002 against MMT India and Ibibo India

In April 2019, FHRAI filed an information against MMT India, Ibibo India and a third party, namely Oravel Stays Private Limited, or OYO, under Sections 3 and 4 read with Sections 19 and 33 of the Competition Act before the Competition Commission of India or CCI. FHRAI alleged that MMT India, Ibibo India and OYO abused dominant positions, including by charging exorbitant commissions to hoteliers, and cartelization. In October 2019, following a preliminary hearing, the CCI passed a prima facie order directing an investigation against MMT India, Ibibo India and OYO in relation to the matter.

Subsequently, Casa2Stays Private Limited or FabHotel and Rubtub Solutions Private Limited or Treebo filed separate impleadment applications alleging abuse of dominant position by MMT India and an anti-competitive agreement between MMT India and OYO. CCI allowed such applications and passed a prima facie order directing an investigation into the matter, together with the FHRAI matter. Meanwhile, both Treebo and FabHotels filed applications for interim relief, which were contested by MMT India and Ibibo India. On March 9, 2021, CCI allowed the interim relief applications filed by Treebo and FabHotels and directed MMT India and Ibibo India to list Treebo’s and FabHotel’s properties until a final order is passed in respect of the matter. OYO challenged such order of the CCI before the Gujarat High Court. In June, 2021, the Gujarat High Court has set aside the order of the CCI and remanded the matter back to CCI for reconsideration of the interim relief applications. As a result, there is no pending order directing MMT India and Ibibo India to list Treebo’s and FabHotel’s properties.

The Competition Commission’s orders state that they are not “tantamount to an expression of final opinion on the merits of the case.” MMT India and Ibibo India are cooperating with the investigation, and the matters are ongoing.”

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

We currently have two classes of shares outstanding, being ordinary shares and Class B Shares. Generally, Class B Shares have the same rights and preferences as the ordinary shares except as specifically set forth in the Terms of Issue. As of March 31, 2021, our stated capital was $2,025,965,420.82 comprising 65,065,075 ordinary shares and 39,667,911 Class B Shares with a par value of $0.0005 each.

The following are summaries of certain provisions of our Constitution, the Terms of Issue, and the Mauritius Companies Act insofar as they relate to the material terms of our ordinary shares and Class B Shares. The term “shareholders” as used in these summaries in relation to our company refers to persons whose names are entered into the share register of our company as the current holder of one or more shares of our company. These summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of our Constitution, the Terms of Issue, and the Mauritius Companies Act.

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

Notification of Shareholdings by Directors and Substantial Shareholders

Our Constitution provides that (a) each of our directors shall, upon his appointment to our board of directors, give an undertaking to our company that, for so long as he remains a director of our company, he shall forthwith notify our company secretary of the particulars of our shares beneficially owned by him at the time of his appointment and of any change in such particulars (including the circumstances of any such change), and (b) each member of our company shall, upon becoming a substantial shareholder of our company, give an undertaking to our company that, for so long as he remains as a substantial shareholder of our company, he shall notify our company secretary of the particulars of our shares in which he has an interest at the time of his becoming a substantial shareholder or of any change in such particulars (including the circumstances of any such change) within 48 hours of such time or change (as the case may be), provided that he shall only be required to give notice of a change in the percentage level of his interests in the shares where there is a change of 1.0% or more in the percentage level of his shareholding interest in the relevant class of shares in our company. For this purpose, a “substantial shareholder” means a person who holds by himself or his nominee a share or an interest in a share in the capital of our company, which entitles him to exercise not less than 5.0% of the aggregate voting power exercisable at a meeting of our shareholders.

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

At any shareholders’ meeting, on a vote via a show of hands, each holder of Class B Shares present, in person or by proxy shall have one vote. Furthermore, holders of Class B Shares holding, in the aggregate, more than 10% of the total voting power on the business day prior to a shareholders’ meeting, may on demand require that voting take place by way of poll. At any shareholders’ meeting, on a vote by way of a poll, each holder of Class B Shares who is present in person or by proxy shall have one vote per Class B Share.

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

Under the Terms of Issue of our Class B Shares, we are required to provide a written notice to Trip.com promptly following the end of each month in which voting securities have been issued pursuant to the relevant employee benefit plan, specifying the number of voting securities issued pursuant to such employee benefit plan during such month and the applicable market price in connection with each issuance during such month. In connection with any issuance of ordinary shares issued pursuant to an employee benefit plan, we have agreed with Trip.com that if the purchase by Trip.com of new Class B Shares in accordance with the Terms of Issue of our Class B Shares would in the good faith judgment of Trip.com be inconsistent with any applicable law, Trip.com shall be automatically entitled to defer its right to purchase such Class B Shares at a later date on which the purchase by Trip.com of the new Class B Shares would in the good faith judgment of Trip.com not be inconsistent with any applicable law. As at March 31, 2021, Trip.com has deferred its pre-emptive rights to subscribe for and purchase 1,222,116 additional Class B Shares, representing 1.2% of the total number of our ordinary shares and Class B Shares,  as a result of the issuance of ordinary shares pursuant to the exercise or settlement of equity awards under our Share Incentive Plan 2010 between August 19, 2020 to March 31, 2021.

Any issuance of our Class B Shares will be subject to applicable restrictions under foreign investment laws in India. See “Item 3. Key Information — D. Risk Factors—Risks related to Operations in India—Restrictions on Foreign Investment in India May Prevent or Delay Future Acquisitions or Investments By Us in India, or Require Us to Make Changes to Our Business, Which May Adversely Affect Our Business and Financial Performance, and Require Prior Government Approval for Holders of Our Ordinary Shares, Including Upon Conversion of Our Class B Shares or Our 2028 Notes, and Our Class B Shares”.

See “Trip.com’s Pre-emptive Rights in relation to our 2028 Notes” below for further information regarding Trip.com’s pre-emptive rights in respect of voting securities issued upon conversion of our 2028 Notes.

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

Amended and Restated Trip.com Investor Rights Agreement

On January 7, 2016, we entered into a purchase agreement pursuant to which we issued and sold $180.0 million of 4.25% convertible notes due 2021, redeemable at par value, in two tranches to Trip.com. On October 28, 2016, we issued an aggregate of 9,857,028 ordinary shares (comprising 659,939 ordinary shares issued from treasury shares held by us and 9,197,089 new ordinary shares) to Trip.com upon conversion of all its convertible notes.

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

•

under the Original Investor Rights Agreement, Trip.com and its subsidiaries were prohibited from transferring, directly or indirectly, any ordinary shares to our competitors set out therein. The Amended and Restated Trip.com Investor Rights Agreement updated this list of competitors; and

•

so long as Trip.com owns at least 10% of our outstanding voting shares, Trip.com will not invest in any other travel or travel-related business in India without the consent of our board of directors (including Deep Kalra and Rajesh Magow).

Trip.com’s Pre-Emptive Rights in relation to our 2028 Notes

•

In connection with any issuance of ordinary shares following the exercise of conversion rights by holders of our 2028 Notes, Trip.com has the right to exercise its pre-emptive rights to subscribe for and purchase additional Class B Shares at the then-effective conversion price (being $1,000 divided by the then-effective conversion rate).

•

In the event Trip.com elects to exercise its pre-emptive rights with respect to new Class B Shares, it is ordinarily required to provide us with written notice of such election within 10 business days of receipt of such notification from us and consummate the purchase of such Class B Shares on the business day following their written notice. In connection with any issuance of ordinary shares following the exercise of conversion rights by holders of the 2028 Notes, we have agreed with Trip.com that if the purchase by Trip.com of new Class B Shares in accordance with the Terms of Issue of our Class B Shares would in the good faith judgment of Trip.com be inconsistent with any applicable law, Trip.com shall be automatically entitled to defer its right to purchase such Class B Shares at a later date on which the purchase by Trip.com of the new Class B Shares would in the good faith judgment of Trip.com not be inconsistent with any applicable law.

•

The maximum number of Class B Shares that may be issued pursuant to the exercise of Trip.com’s pre-emptive rights as of March 31, 2021 is 6,869,681 assuming (i) no adjustment to the conversion rate for any 2028 Notes converted in connection with a make-whole fundamental change or any conversion rate adjustments (in each case, as described in the indenture relating to the 2028 Notes) (ii) all 2028 Notes are converted simultaneously immediately prior to maturity and (iii) there are no changes to our share capital after March 31, 2021 until such pre-emptive rights are exercised, other than issuance of our ordinary shares upon conversion of the entire aggregate principal amount of 2028 Notes. Such maximum number of Class B Shares includes Class B Shares issuable to Trip.com in connection with the exercise of its pre-emptive rights to subscribe for and purchase new Class B Shares (which Trip.com has deferred to a later date on which the purchase by Trip.com of the new Class B Shares would in the good faith judgment of Trip.com not be inconsistent with any applicable law) as a result of the issuance of ordinary shares pursuant to the exercise or settlement of equity awards under our Share Incentive Plan 2010 between August 19, 2020 to March 31, 2021.

Any issuance of our Class B Shares will be subject to applicable restrictions under foreign investment laws in India. See “Item 3. Key Information — D. Risk Factors—Risks related to Operations in India—Restrictions on Foreign Investment in India May Prevent or Delay Future Acquisitions or Investments By Us in India, or Require Us to Make Changes to Our Business, Which May Adversely Affect Our Business and Financial Performance, and Require Prior Government Approval for Holders of Our Ordinary Shares, Including Upon Conversion of Our Class B Shares or Our 2028 Notes, and Our Class B Shares”.

Registration Rights

2016 Registration Rights Agreement

Pursuant to a registration rights agreement dated October 18, 2016 that we entered into with MIH Internet, Travogue, Mr. Deep Kalra, Mr. Keyur Joshi, Trip.com and SAIF, effective as of January 31, 2017, or the 2016 Registration Rights Agreement, we granted certain registration rights to such shareholders and their permitted transferees. Registration rights granted pursuant to a shareholders agreement dated as of July 16, 2010, by and among our company, Mr. Deep Kalra, Mr. Keyur Joshi and Mr. Sachin Bhatia, SAIF, Travogue, Helion Venture Partners, LLC, Sierra Ventures VIII-A, L.P., Sierra Ventures VIII-B, L.P., Sierra Ventures Associates VIII, LLC, Tiger Global Private Investment Partners IV, L.P., Tiger Global Private Investment Partners V, L.P., Mr. Lee Fixel, Mr. Feroz Dewan, and Mr. Scott Shleifer and the Original Trip.com Investor Rights Agreement were superseded by and replaced with the registration rights provisions in the 2016 Registration Rights Agreement. MIH Internet, Travogue, Mr. Kalra, Mr. Joshi, SAIF and Trip.com and their permitted transferees under the 2016 Registration Rights Agreement are referred to in this section individually as a “2016 Shareholder” and collectively as the “2016 Shareholders.”

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

C. Material Contracts

Described herein.

D. Exchange Controls

India

India regulates ownership of Indian companies by foreigners. Foreign investment in securities issued by Indian companies and exchange controls are generally regulated by the Foreign Exchange Management Act, 1999, as amended, and the rules and regulations thereunder, or the FEMA. These regulations and restrictions may apply to acquisitions by us or our affiliates, including MMT India, Ibibo India and affiliates which are not resident in India, of shares in Indian companies or the provision of funding by us or any other entity to Indian companies within our group. For example, under the Government of India’s consolidated foreign direct investment policy, or the FDI policy, and the FEMA, additional requirements are applicable to foreign investments in India, including requirements with respect to downstream investments by Indian companies owned or controlled by foreign entities, and the transfer of ownership or control of Indian companies in sectors with caps on foreign investment from resident Indian persons or entities to foreigners, as well as such transactions between foreigners. These requirements include restrictions on pricing, valuation of shares and sources of funding for such investments and may in certain cases require prior notice to or approval from the Government of India. In addition, pursuant to amendments in April 2020 to the FDI policy and the FEMA rules, prior government approval will be required for any non-debt investment into India by non-resident entities from countries that share a land border with India or where the beneficial owner of such an investment is situated in or is a citizen of any such country, as well as for any transfer of any such proposed or existing non-debt investment, directly or indirectly, that would result in ownership by any such non-resident entity or beneficial owner. The list of land border countries includes Afghanistan, Bangladesh, Bhutan, the People’s Republic of China, Myanmar, Nepal and Pakistan. This approval requirement applies to investments in all sectors, including those that previously did not require such approval, such as travel and tourism.  The term “beneficial owner” has not yet been defined for purposes of the FDI Policy and the FEMA. If we are deemed to be a non-resident entity or an entity with a beneficial owner restricted by these amendments, we will require prior government approval for investments in non-debt instruments in our direct and indirect Indian subsidiaries and group entities, including MMT India and Ibibo India, as well as for any such proposed investments or acquisitions by us or our affiliates, including MMT India, Ibibo India and affiliates which are not resident in India. Investments in our ordinary shares, including upon conversion of our Class B shares or our 2028 Notes, and our Class B shares would be deemed to be non-debt investments into our Indian subsidiaries, including MMT India and Ibibo India. Accordingly, under the current FDI Policy and the FEMA rules, any proposed holder of our ordinary shares or our Class B shares that is a non-resident entity from a country that shares a land border with India or where the beneficial owner of such an investment is situated in or is a citizen of any such country would need to have obtained prior government approval in India, and any holder or beneficial owner of our 2028 Notes will not be able to convert such notes into ordinary shares without such approval. Further, under the FEMA, we are restricted from lending to or borrowing from our Indian subsidiaries and our Indian subsidiaries are restricted from lending or borrowing in foreign currencies. We are also required to complete FEMA filings with respect to past investments in order to make further investments in India. Under the FEMA, the Reserve Bank of India has the power to impose monetary penalties, including of up to three times the value of a FEMA contravention where quantifiable, and confiscate the shares at issue. In addition, the Government of India has made and may continue to make revisions to the FDI policy on e-commerce in India, including in relation to business model, inventory, pricing and permitted services. India’s Department of Promotion of Industry and Internal Trade, Ministry of Commerce and Industry invited comments on a draft National e-Commerce Policy in 2019, which addresses topics such as data and e-commerce regulation. The timing or impact of this policy, which remains in draft form, is not yet certain. Such changes may require us to make changes to our business in order to comply with Indian law.

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

Exchange Rates

Our consolidated financial statements and other financial data included in this Annual Report are presented in US dollars. Our business and operations are primarily conducted in India through our Indian subsidiaries, MMT India and Ibibo India. The functional currency of MMT India and Ibibo India is Indian Rupees and its revenues and expenses are denominated in that currency. We report our consolidated financial results in US dollars. The conversion of Indian Rupees into US dollars in this Annual Report is based on the noon buying rate in The City of New York for cable transfers of Indian Rupees as certified for customs purposes by the Federal Reserve Bank of New York. For your convenience, unless otherwise noted, all translations from Indian Rupees to US dollars and from US dollars to Indian Rupees in this Annual Report were made at a rate of Rs. 73.14 per $1.00, the noon buying rate in effect as of March 31, 2021. We make no representation that any Indian Rupee or US dollar amounts referred to in this Annual Report could have been or could be converted into US dollars or Indian Rupees, as the case may be, at any particular rate or at all. The effects of foreign currency translation adjustments are included as a component of other comprehensive income in our shareholders’ equity.

E. Taxation

Mauritius Tax Consequences

Our company holds a valid Category 1 Global Business License issued by the Financial Services Commission in Mauritius. Our company holds a specific Tax Residence Certificate for India, valid until May 4, 2022, and a general Tax Residence Certificate for all jurisdictions, valid until May 8, 2022, from the Mauritius Revenue Authority, as per the guidelines prescribed by the Mauritius Revenue Authority. These certificates are required for the avoidance of double taxation under the Agreements for the Avoidance of Double Taxation signed between Mauritius and other jurisdictions, including India. These tax residence certificates are renewed annually.

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

As of January 1, 2019, the Global Business License (GBL1) has been renamed as the Global Business License (GBL) and companies holding the Global Business License were grandfathered until June 30, 2021 (provided the license was issued on or before October 16, 2017) or December 31, 2018 (in all other cases).

As from July 1, 2021, grandfathered companies holding Category 1 Global Business Licences will automatically be deemed to hold GBL licences. A GBL company will no longer be entitled to a maximum effective tax rate of 3% on all its income under the new partial exemption regime and will be subject to tax at the normal rate of 15%.

Nevertheless, GBL entities, like any other Mauritius tax-resident entities, will be entitled to either claim:

•	tax credits on actual foreign tax suffered where this can be evidenced; or
•	a partial exemption of 80% of the Mauritian tax liability on certain types of income, such as interest and foreign sourced dividends, provided that certain prescribed substance requirements are met.

In order to maintain their GBL licences, GBL companies will have to adhere to new substance requirements such as carrying out their core income generating activities in or from Mauritius.

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

Credit Risk. Financial instruments that potentially subject us to concentrations of credit risk consist principally of term deposits, cash equivalents, trade and other receivables and receivable from related party. By their nature, all such financial instruments involve risks, including the credit risk of non-performance by counterparties. Our cash equivalents, bank balances and term deposits are placed with banks with high investment grade credit ratings, and our term deposits may be withdrawn at any time prior to maturity except that this would result in a lower interest rate. Trade and other receivables are typically unsecured and arise mainly from commissions and incentive payments owing to us from our airline suppliers, receivables from our hotel suppliers, which represent amounts owing to us from deposits we place with such hotels, and receivables from our corporate and retail customers to whom we typically extend credit periods. We review the credit worthiness of our clients to whom we have granted credit terms in the normal course of the business. We believe there is no significant risk of loss in the event of non-performance of the counterparties to these financial instruments, other than the amounts already provided for in our financial statements. See note 35 to our audited consolidated financial statements included elsewhere in this Annual Report for additional information relating to our exposure to credit risk.

Impact of COVID-19 pandemic on financial assets and liabilities

As of March 31, 2021, we had financial assets carried at fair value of $5.4 million representing an investment made in equity shares of a company engaged in the travel business, which had been measured at fair value using the discounted cash flow method after considering the uncertainties arising out of the COVID-19 pandemic.

We also had financial assets of $450.1 million, carried at amortized cost is in the form of cash and cash equivalents, term deposits with banks, other investments - other securities and receivables from related party where we have assessed the counterparty credit risk.

As of March 31, 2021, we had trade receivables of $27.3 million. Trade receivables are evaluated for provisions for allowance using the expected credit loss method. In addition to the historical patterns of credit loss, management has considered the likelihood of increased credit risk and consequential defaults due to the impact of the COVID-19 pandemic. This assessment is not based on any mathematical model but an assessment considering the nature of each counterparty, the impact of the COVID-19 pandemic seen in the demand outlook of these counterparties and the financial strength of these counterparties in respect of whom amounts are receivable.

Foreign Exchange Risk. We are exposed to movements in currency exchange rates, primarily those related to the US dollar and the Indian Rupee. As the functional currency of MMT India and Ibibo India, our key operating subsidiaries, is the Indian Rupee, our exposure to foreign exchange risk primarily arises in respect of our non-Indian Rupee-denominated trade and other receivables, trade and other payables and cash and cash equivalents, which were $1.0 million , $210.9 million and $0.1 million, respectively, as of March 31, 2021. Based on our operations in fiscal year 2021, a 10.0% appreciation of the US dollar against the Indian Rupee as of March 31, 2021, assuming all other variables remained constant, would have increased our loss for fiscal year 2021 by $19.1 million. Similarly, a 10.0% depreciation of the US dollar against the Indian Rupee as of March 31, 2021, assuming all other variables remained constant, would have decreased our loss for fiscal year 2021 by $19.1 million.

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

Interest Rate Risk. We currently do not have any variable rate interest bearing financial instruments, hence there is no interest rate risk.

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

As required by SEC Rule 13a-15(b), we have carried out an evaluation, under the supervision and with the participation of our management, including our group chief executive officer and our group chief financial officer, of the effectiveness of the design and operation of disclosure controls and procedures as of the end of the period covered by this Annual Report. Based on their evaluation as of March 31, 2021, our group chief executive officer and group chief financial officer have concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that material information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the group chief executive officer and group chief financial officer, as appropriate to allow timely decisions about required disclosures.

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

        Our management, including our group chief executive officer and our group chief financial officer, conducted an assessment of the effectiveness of internal control over financial reporting as of March 31, 2021, based on the framework established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on its evaluation, our management has concluded that our internal control over financial reporting was effective as of March 31, 2021.

Our independent registered public accounting firm, KPMG Assurance and Consulting Services LLP, has audited the consolidated financial statements included in this Annual Report on Form 20-F, and as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of March 31, 2021.

C. Attestation Report of the Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

MakeMyTrip Limited:

Opinion on Internal Control Over Financial Reporting

We have audited MakeMyTrip Limited and subsidiaries’ (the Company) internal control over financial reporting as of March 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of March 31, 2021 and 2020, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2021, and the related notes (collectively, the consolidated financial statements), and our report dated July 13, 2021 expressed an unqualified opinion on those consolidated financial statements.

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

Bengaluru, Karnataka, India

July 13, 2021

D. Changes in Internal Control over Financial Reporting

During the period covered by this Annual Report on Form 20-F, there were no changes, except as described below for annual goodwill impairment testing control, in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

In order to remediate the material weakness identified in fiscal year 2020, our management implemented procedures in the fiscal year 2021 and updated our annual goodwill impairment test control to ensure that the controls over development and review of forecast financial information, including related assumptions used in goodwill impairment testing, have been designed and performed appropriately to include sufficient and appropriate detailed procedures. Specifically, if the discounted cash flow method is used for performing the goodwill impairment test, detailed procedures over valuation model assumptions and cash flow projections, including assessment of the impact of significant events such as the COVID-19 pandemic on forecast financial information, are performed and reviewed by management.

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

KPMG Assurance and Consulting Services LLP has served as our independent registered public accountant for each of the years ended March 31, 2019, March 31, 2020 and March 31, 2021 for which audited statements appear in this Annual Report.

The following table shows the aggregate fees for services rendered by KPMG Assurance and Consulting Services LLP to us, including our subsidiaries, in fiscal years 2020 and 2021.

	Fiscal Year
	2020	2021
Audit of the Company and its subsidiaries (Integrated audit, SAS 100 quarterly reviews, comfort letter, reporting to other firm, statutory audits and tax audits	$538,878	$730,004
Corporate income tax and transfer pricing compliance services, and tax assessment and advisory services	96,586	50,993
Total	$635,464	$780,997

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

The following table provides information about purchases by us during fiscal year 2021 and April, May, and June 2021 of our outstanding ordinary shares, par value $0.0005 per share:

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share(1)		(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(2)
Up to 03/31/21	972,730		$14.48	972,730	$135,959,658
04/01/21 – 04/30/21	Nil	$	Nil	Nil	$135,959,658
05/01/21 – 05/31/21	Nil	$	Nil	Nil	$135,959,658
06/01/21 – 06/30/21	Nil	$	Nil	Nil	$135,959,658
Total	972,730		14.48	972,730	$135,959,658

Notes:

(1)	The average price paid per share excludes broker and transaction fees.
(2)

On November 6, 2012, our Board of Directors authorized us to purchase our outstanding ordinary shares, par value $0.0005 per share. The authorization permits us to purchase our ordinary shares in the open market, in privately negotiated transactions or otherwise in an aggregate amount of up to $25 million. Further, on January 22, 2016, our Board of Directors authorized us to increase the share repurchase plan to an amount aggregating up to $150 million at a price per ordinary share not to exceed $21.50 until November 30, 2021. We repurchased 768,357 and 144,131 ordinary shares at an average price of approximately $14.41 per share and $14.21 per share (excluding broker and transaction fees) in fiscal year 2016 and 2017, respectively, and we did not repurchase any ordinary shares in fiscal year 2019, 2020 and 2021. As of March 31, 2021 and June 30, 2021, we had remaining authority to repurchase up to approximately $136.0 million of our outstanding ordinary shares.

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

The following financial statements are filed as part of this Annual Report, together with the report of the independent registered public accounting firm:

•	Report of Independent Registered Public Accounting Firm.
•	Consolidated Statement of Financial Position as of March 31, 2020 and 2021.
•	Consolidated Statement of Profit or Loss and Other Comprehensive Income for the years ended March 31, 2019, 2020 and 2021.
•	Consolidated Statement of Changes in Equity for the years ended March 31, 2019, 2020 and 2021.
•	Consolidated Statement of Cash Flows for the years ended March 31, 2019, 2020 and 2021.
•	Notes to the Consolidated Financial Statements.

ITEM 19.	EXHIBITS

The list of exhibits in the Exhibit Index to this report is incorporated herein by reference.

161

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: July 13, 2021

MAKEMYTRIP LIMITED

By:	/s/ Deep Kalra
Name:	Deep Kalra
Title:	Group Executive Chairman

162

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

MakeMyTrip Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of MakeMyTrip Limited  and subsidiaries (the Company) as of March 31, 2021 and 2020, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three‑year period ended March 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three‑year period ended March 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated July 13, 2021 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Evaluation of goodwill impairment

As discussed in Note 19 to the Company's consolidated financial statements, the goodwill balance as of March 31, 2021 was USD 619,874 thousands, of which USD 601,614 thousands related to the acquisition of the ibibo Group. On January 31, 2021, the Company completed integration of the air ticketing business of MakeMyTrip India Private Limited (MMT) and Ibibo Group Private Limited (GO) and of the hotels and packages businesses of MMT and GO, thereby leading to a change in the composition of its Cash Generating Units (CGUs). The goodwill which was initially allocated to ibibo Group - Go ibibo CGU at the time of acquisition, has been re-allocated to the newly established CGUs and has been reassessed for impairment at the level of the air ticketing and hotels and packages CGUs. The Company performs an impairment test of goodwill on an annual basis at the level of the CGUs or more frequently if the Company becomes aware of events or changes in circumstances that would indicate that the carrying value of goodwill may not be recoverable.

The recoverable amount of the CGUs is determined on the basis of their value-in-use using a discounted cash flow method, based on the expected cash flows of the CGUs.

We identified the evaluation of goodwill impairment related to the air ticketing and hotels and packages CGUs and the reallocation of the goodwill related to the former ibibo Group - Go ibibo CGU as a critical audit matter. A high degree of subjective auditor judgment was required in evaluating the Company's significant assumptions, including the estimated revenue growth, the EBITDA margin, the terminal value growth rate, the discount rate used to calculate the value-in-use and evaluating the change in the composition of the CGUs and the reallocation of goodwill.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's goodwill impairment assessment process, including controls over the change in composition of CGUs and its consequential impact on reallocation of goodwill to those CGUs, the estimated revenue growth, EBITDA margin, terminal value growth rate and discount rate. We tested the basis for change in the composition of CGUs by evaluating the independent cash inflows generated and the integration of the businesses in areas such as supply agreements, technology, internal reporting and monitoring structure. We compared the ibibo Group – Go ibibo CGU’s  historical forecasted revenue growth and the EBITDA margin with the actual results to assess the Company's ability to accurately forecast. We evaluated the Company’s estimated revenue growth and the EBITDA margin by comparing the projections to the underlying business strategies and growth plans. We performed sensitivity analysis over estimated revenue growth, EBITDA margin, terminal value growth rate and discount rate to evaluate the impact of changes on the recoverable amount. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in:

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

Legal liabilities and proceedings

As discussed in Notes 3(k) and 32 to the Company’s consolidated financial statements, the Company records provisions for the anticipated settlement costs of legal disputes against the Company where it is considered to be probable that a liability exists and a reliable estimate can be made of the likely outcome. The Company discloses a contingency where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, unless the probability of outflow of economic benefits is remote.

We identified the assessment of the provision related to a legal dispute against the Company as a critical audit matter. The Company’s evaluation of the potential outcomes of the legal dispute, including potential settlements and appeals, involved significant judgment. This required a high degree of auditor judgment, subjectivity and effort in performing audit procedures and evaluating the Company’s assessments of the likely outcomes associated with the legal dispute.

The following are the primary procedures we performed to address this critical audit matter.  We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s evaluation of the legal dispute, including controls over evaluating the potential outcomes of the legal dispute and determining whether the amount of loss can be reliably estimated. We evaluated the Company’s assessment regarding the potential outcomes of the legal dispute and provision by reading relevant correspondence issued by courts/relevant authorities and evaluating the letter of audit inquiry obtained from external legal counsel.

/s/ KPMG Assurance and Consulting Services LLP

We have served as the Company’s auditor since 2010.

Bengaluru, Karnataka, India

July 13, 2021

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Amounts in USD thousands)

		As at March 31
	Note	2020	2021
Assets
Property, plant and equipment	18	35,997	22,159
Intangible assets and goodwill	19	721,990	720,907
Trade and other receivables, net	21	2,658	2,154
Investment in equity-accounted investees	8	5,363	5,262
Other investments	9	3,683	5,508
Term deposits	23	207	25,043
Non-current tax assets		34,160	26,710
Other non-current assets	25	131	88
Total non-current assets		804,189	807,831
Inventories		36	40
Current tax assets		4,447	2
Trade and other receivables, net	21	53,407	25,177
Term deposits	23	37,823	129,825
Other current assets	24	53,428	51,069
Cash and cash equivalents	22	129,881	295,066
Total current assets		279,022	501,179
Total assets		1,083,211	1,309,010
Equity
Share capital	26	52	53
Share premium	26	1,985,555	2,021,197
Other components of equity	26	20,227	69,604
Accumulated deficit		(1,147,597)	(1,203,334)
Total equity attributable to owners of the Company		858,237	887,520
Non-controlling interests		4,055	3,667
Total equity		862,292	891,187
Liabilities
Loans and borrowings	28	21,613	201,616
Employee benefits	33	6,335	7,479
Contract liabilities	10	1,548	453
Deferred tax liabilities, net	20	1,777	3,864
Other non-current liabilities	30	9,775	10,217
Total non-current liabilities		41,048	223,629
Loans and borrowings	28	3,971	2,339
Trade and other payables	31	70,747	53,581
Contract liabilities	10	33,364	33,723
Other current liabilities	29	40,989	73,751
Provisions	32	30,800	30,800
Total current liabilities		179,871	194,194
Total liabilities		220,919	417,823
Total equity and liabilities		1,083,211	1,309,010

See accompanying notes to consolidated financial statements

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER

COMPREHENSIVE INCOME

(Amounts in USD thousands, except per share data)

		For the year ended March 31
	Note	2019	2020	2021
Revenue
Air ticketing		166,714	174,361	57,013
Hotels and packages		237,524	235,814	67,976
Bus ticketing		53,745	65,009	24,895
Other revenue	11	28,028	36,345	13,556
Total revenue		486,011	511,529	163,440
Other income	12	220	1,063	3,672
Service cost
Procurement cost of hotels and packages services		160,824	141,404	19,146
Other cost of providing services		12,588	12,916	3,162
Personnel expenses	13	113,567	129,836	105,661
Marketing and sales promotion expenses		192,080	166,603	22,741
Other operating expenses	14	133,295	185,401	51,075
Depreciation and amortization	15	26,817	33,682	33,010
Impairment of goodwill	19	—	272,160	—
Result from operating activities		(152,940)	(429,410)	(67,683)
Finance income	16	6,459	3,362	12,100
Finance costs	16	11,329	21,433	4,798
Net finance income (costs)		(4,870)	(18,071)	7,302
Impairment in respect of an equity-accounted investee	8	(9,926)	—	—
Share of loss of equity-accounted investees	8	(887)	(65)	(168)
Loss before tax		(168,623)	(447,546)	(60,549)
Income tax benefit	17	740	29	4,507
Loss for the year		(167,883)	(447,517)	(56,042)
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability, net of tax		(585)	(346)	(199)
Equity instruments at FVOCI - net change in fair value, net of tax		(508)	(1,979)	1,825
		(1,093)	(2,325)	1,626
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences on foreign operations, net of tax		(72,919)	(73,252)	13,497
		(72,919)	(73,252)	13,497
Other comprehensive income (loss) for the year, net of tax		(74,012)	(75,577)	15,123
Total comprehensive loss for the year		(241,895)	(523,094)	(40,919)
Profit (loss) attributable to:
Owners of the Company		(167,759)	(447,781)	(55,639)
Non-controlling interests		(124)	264	(403)
Loss for the year		(167,883)	(447,517)	(56,042)
Total comprehensive loss attributable to:
Owners of the Company		(241,759)	(523,048)	(40,531)
Non-controlling interests		(136)	(46)	(388)
Total comprehensive loss for the year		(241,895)	(523,094)	(40,919)
Loss per share (in USD)
Basic	27	(1.61)	(4.26)	(0.52)
Diluted	27	(1.61)	(4.26)	(0.52)

See accompanying notes to consolidated financial statements

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Amounts in USD thousands)

	Attributable to owners of the Company
			Other components of equity
	Share Capital (refer note 26)	Share Premium (refer note 26)	Fair Value Reserves	Share Based Payment Reserve	Foreign Currency Translation Reserve	Accumulated Deficit	Total	Non- Controlling Interests	Total Equity
Balance as at March 31, 2018	52	1,960,691	3,232	78,804	31,705	(515,850)	1,558,634	298	1,558,932
Adjustment on initial application of IFRS 9 (net of tax)	—	—	(2,090)	—	—	(2,090)	—	—	—
Adjusted balance as at April 1, 2018	52	1,960,691	1,142	78,804	31,705	(513,760)	1,558,634	298	1,558,932
Total comprehensive income (loss) for the year
Loss for the year	—	—	—	—	—	(167,759)	(167,759)	(124)	(167,883)
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	(72,907)	—	(72,907)	(12)	(72,919)
Equity instruments at FVOCI - net change in fair value	—	—	(508)	—	—	—	(508)	—	(508)
Remeasurement of defined benefit liability	—	—	—	—	—	(585)	(585)	—	(585)
Total other comprehensive income (loss)	—	—	(508)	—	(72,907)	(585)	(74,000)	(12)	(74,012)
Total comprehensive income (loss) for the year	—	—	(508)	—	(72,907)	(168,344)	(241,759)	(136)	(241,895)
Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	40,002	—	—	40,002	31	40,033
Issue of ordinary shares on exercise of share based awards	—	16,627	—	(16,329)	—	—	298	—	298
Transfer to accumulated deficit on expiry of share based awards	—	—	—	(50)	—	50	—	—	—
Total contributions by owners	—	16,627	—	23,623	—	50	40,300	31	40,331
Balance as at March 31, 2019	52	1,977,318	634	102,427	(41,202)	(682,054)	1,357,175	193	1,357,368

See accompanying notes to consolidated financial statements

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY- (Continued)

(Amounts in USD thousands)

	Attributable to owners of the Company
			Other components of equity
	Share Capital (refer note 26)	Share Premium (refer note 26)	Fair Value Reserves	Share Based Payment Reserve	Foreign Currency Translation Reserve	Accumulated Deficit	Total	Non- Controlling Interests	Total Equity
Balance as at April 1, 2019	52	1,977,318	634	102,427	(41,202)	(682,054)	1,357,175	193	1,357,368
Total comprehensive income (loss) for the year
Profit (loss) for the year	—	—	—	—	—	(447,781)	(447,781)	264	(447,517)
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	(72,964)	—	(72,964)	(288)	(73,252)
Equity instruments at FVOCI - net change in fair value	—	—	(1,979)	—	—	—	(1,979)	—	(1,979)
Remeasurement of defined benefit liability	—	—	—	—	—	(324)	(324)	(22)	(346)
Total other comprehensive income (loss)	—	—	(1,979)	—	(72,964)	(324)	(75,267)	(310)	(75,577)
Total comprehensive income (loss) for the year	—	—	(1,979)	—	(72,964)	(448,105)	(523,048)	(46)	(523,094)
Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	41,648	—	—	41,648	—	41,648
Issue of ordinary shares on exercise of share based awards	—	8,237	—	(8,237)	—	—	—	—	—
Transfer to accumulated deficit on expiry of share based awards	—	—	—	(100)	—	290	190	(190)	—
Total contributions by owners	—	8,237	—	33,311	—	290	41,838	(190)	41,648
Changes in ownership interests in subsidiaries that do not result in a loss of control
Financial liability for acquisition of non- controlling interest (refer note 7 (b))	—	—	—	—	—	(14,550)	(14,550)	—	(14,550)
Acquisition of non-controlling interest (refer note 40)	—	—	—	—	—	(3,178)	(3,178)	—	(3,178)
Acquisition of subsidiary with non-controlling interest	—	—	—	—	—	—	—	4,098	4,098
Total changes in ownership interest in subsidiaries	—	—	—	—	—	(17,728)	(17,728)	4,098	(13,630)
Total transactions with owners	—	8,237	—	33,311	—	(17,438)	24,110	3,908	28,018

Balance as at March 31, 2020	52	1,985,555	(1,345)	135,738	(114,166)	(1,147,597)	858,237	4,055	862,292

See accompanying notes to consolidated financial statements

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY- (Continued)

(Amounts in USD thousands)

	Attributable to owners of the Company
			Other components of equity
	Share Capital (refer note 26)	Share Premium (refer note 26)	Equity component of convertible notes	Fair Value Reserves	Share Based Payment Reserve	Foreign Currency Translation Reserve	Accumulated Deficit	Total	Non- Controlling Interests	Total Equity
Balance as at April 1, 2020	52	1,985,555	—	(1,345)	135,738	(114,166)	(1,147,597)	858,237	4,055	862,292
Total comprehensive income (loss) for the year
Loss for the year	—	—	—	—	—	—	(55,639)	(55,639)	(403)	(56,042)
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	13,500	—	13,500	(3)	13,497
Equity instruments at FVOCI - net change in fair value	—	—	—	1,825	—	—	—	1,825	—	1,825
Remeasurement of defined benefit liability	—	—	—	—	—	—	(217)	(217)	18	(199)
Total other comprehensive income (loss)	—	—	—	1,825	—	13,500	(217)	15,108	15	15,123
Total comprehensive income (loss) for the year	—	—	—	1,825	—	13,500	(55,856)	(40,531)	(388)	(40,919)
Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	38,399	—	—	38,399	—	38,399
Issue of ordinary shares on exercise of share based awards	1	35,642	—	—	(35,350)	—	—	293	—	293
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	(119)	—	119	—	—	—
Issue of convertible notes (net of tax and issue expenses) (refer note 17)	—	—	31,122	—	—	—	—	31,122	—	31,122
Total contributions by owners	1	35,642	31,122	—	2,930	—	119	69,814	—	69,814

Balance as at March 31, 2021	53	2,021,197	31,122	480	138,668	(100,666)	(1,203,334)	887,520	3,667	891,187

See accompanying notes to consolidated financial statements

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts in USD thousands)

	For the year ended March 31
	2019	2020	2021
Cash flows from operating activities
Loss for the year	(167,883)	(447,517)	(56,042)
Adjustments for:
Depreciation	3,895	9,347	8,973
Amortisation	22,922	24,335	24,037
Impairment of goodwill	—	272,160	—
Provision for litigations	—	30,800	—
Impairment in respect of an equity accounted investee	9,926	—	—
Net (gain) loss on derecognition of property, plant and equipment	(53)	19	406
Profit on disposal of equity accounted investee	—	(700)	—
Gain on lease modification	—	—	(1,912)
Net finance costs (income)	4,870	18,071	(7,302)
Share of loss of equity-accounted investees	887	65	168
Share based payment	40,033	41,631	35,589
Income tax benefit	(740)	(29)	(4,507)
	(86,143)	(51,818)	(590)
Changes in working capital
Change in inventories	(30)	560	(2)
Change in trade and other receivables and contract assets	1,129	(1,974)	34,618
Change in other assets	9,061	15,531	3,649
Change in trade and other payables and contract liabilities	3,454	(82,108)	(18,308)
Change in employee benefits	659	1,504	774
Change in other liabilities	1,766	14,341	32,019
Income tax (paid) received, net	(8,823)	(8,769)	12,366
Net cash generated from (used in) operating activities	(78,927)	(112,733)	64,526

Cash flows from investing activities
Interest received	5,487	4,327	5,967
Proceeds from sale of property, plant and equipment	162	120	423
Redemption of term deposits	205,448	124,076	39,094
Investment in term deposits	(137,233)	(27,999)	(155,523)
Acquisition of property, plant and equipment	(3,456)	(3,538)	(642)
Acquisition of subsidiary, net of cash acquired (refer note 7)	(11,251)	(14,630)	—
Loan given to equity-accounted investee	—	—	(54)
Proceeds from settlement of entitlement from related party	17,101	—	—
Proceeds on disposal of equity accounted investee	—	700	—
Acquisition of intangible assets	(6,247)	(9,223)	(8,128)
Net cash generated from (used in) investing activities	70,011	73,833	(118,863)

Cash flows from financing activities
Proceeds from issuance of convertible notes (including equity component)	—	—	230,000
Direct cost incurred in relation to convertible notes	—	—	(5,970)
Proceeds from issuance of shares on exercise of share based awards	298	*	293
Proceeds from bank loans (refer note 28)	336	702	191
Acquisition of non-controlling interests	—	(3,178)	—
Repayment of bank loans (refer note 28)	(239)	(316)	(505)
Payment of principal portion of lease liabilities	—	(3,481)	(2,045)
Interest paid	(730)	(4,715)	(2,565)
Net cash generated from (used in) financing activities	(335)	(10,988)	219,399
Increase (decrease) in cash and cash equivalents	(9,251)	(49,888)	165,062
Cash and cash equivalents at beginning of the year	187,647	177,990	129,881
Effect of exchange rate fluctuations on cash held	(406)	1,779	123
Cash and cash equivalents at end of the year (refer note 22)	177,990	129,881	295,066

* less than 1

See accompanying notes to consolidated financial statements

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

1)	REPORTING ENTITY

MakeMyTrip Limited (the “Parent Company”) together with its subsidiaries and equity-accounted investees (collectively, “the Company” or “the Group”) is primarily engaged in the business of selling travel products and solutions through the subsidiaries in India, the United States of America, Singapore, Malaysia, Thailand, the United Arab Emirates, Peru, Colombia and Indonesia. The Group offers its customers the entire range of travel services including ticketing, tours and packages and hotels and other travel related services.

The Company is a public limited company incorporated and domiciled in Republic of Mauritius and has its registered office at IQ EQ Corporate Services (Mauritius) Limited, 33, Edith Cavell Street, Port Louis, Republic of Mauritius. The Company’s ordinary shares representing equity shares are listed on the Nasdaq.

2)	BASIS OF ACCOUNTING

(a)	Statement of Compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Accounting policies have been applied consistently to all periods presented in these financial statements, except as mentioned otherwise.

The consolidated financial statements were authorized for issue by the Group’s Board of Directors on July 13, 2021.

(b)	Basis of Measurement

The consolidated financial statements have been prepared on the historical cost and on an accrual basis except for the following material items:

•

equity securities at Fair Value through Other Comprehensive Income (FVOCI), financial assets at Fair Value Through Profit or Loss (FVTPL), and financial liabilities at Fair Value Through Profit or Loss (FVTPL)

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

i) Judgements

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Information about judgements made in applying accounting policies that have the most significant effects on the amounts recognised in the financial statements is included in the following notes:

Note 8 – Equity-accounted investees: whether the Group has significant influence over an investee: The Group has a significant influence over another entity if it holds 20% or more of the voting power of the investee. In case the Group holds less than 20% of the voting power of the investees, then the Group applies judgement to determine its significant influence over the investee.

Note 10 – Revenue recognition: expected usage of loyalty program benefits: Under its customer loyalty programs, the Group allocates a portion of the consideration received to loyalty points that are redeemable against any future purchases of the Group’s services. This allocation is based on the relative stand-alone selling prices. Judgement is required to determine the standalone selling price for each distinct performance obligation.

Note 10 – Recognition of revenue on gross/net basis: Recognition of revenue from travel suppliers on gross/net basis requires judgement basis the underlying travel services provided.

Note 17 and 20 – Income taxes: The Group takes into account the impact of uncertain tax positions in determining the amount of current and deferred tax. This assessment involves a series of judgements about future events. Further, in assessing the realizability of deferred tax assets, management considers whether some portion or all of the deferred tax assets will not be realized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Note 19 – Determination of Cash Generating Unit (CGU): For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Judgement is involved in determining the CGU/grouping of CGUs for allocation of the goodwill and other assets.

Note 28 – Convertible Notes: The management has applied its judgement in determining the expected future life of the instrument.

Note 37 – Lease term: whether the Group is reasonably certain to exercise extension options: The Group has an option to extend the term of lease at the end of lock-in period in most of its leases. The Group requires to make a judgement, by considering future economic incentives for exercising the extension option in order to ensure reasonable certainty.

ii) Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties at March 31, 2021 that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities in the next financial year is included in the following notes:

Note 7 – Acquisition of subsidiary: fair value of the consideration transferred and fair value of the assets acquired and liabilities assumed, measured on a provisional basis: These valuations are conducted by external valuation experts and are based on information available at the acquisition date along with expectations and assumptions that have been deemed reasonable by management. Changes in these estimates, and assumptions can materially affect the results of operations.

Note 10 – Revenue recognition: estimate regarding incentive payment from travel suppliers: Contracts with travel suppliers can include incentive payments which are estimated at inception and are adjusted at the end of each reporting period as additional information becomes available only to the extent that it is probable that a significant reversal of any incremental revenue will not occur.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Note 18 and 19 – Useful life of property plant and equipment and intangible assets: The useful lives of Group's assets are determined by management at the time the asset is acquired based on historical experience, after considering market conditions, industry practice, technological developments, obsolescence and other factors. However, changes in economic conditions of the markets, competition and technology, among others, are unpredictable and they may significantly impact the useful lives.

Note 19 – Impairment test of intangible assets and goodwill: key assumptions underlying recoverable amounts, including the recoverability of development costs: In calculating the value in use for the purpose of impairment, the Group is required to make significant judgements, estimates and assumptions inter-alia concerning the growth in earnings before interest, taxes, depreciation and amortisation (‘EBITDA’) margins, capital expenditure, long-term growth rates and discount rates to reflect the risks involved.

Note 32 – Recognition and measurement of provisions and contingencies: The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. The Group is involved in various legal and tax matters, the outcome of which may not be favorable to the Group. Management in consultation with the legal, tax and other advisers assess the likelihood that a pending claim will succeed. The Group has recognised liabilities based on whether additional amounts will be payable and has included contingent liabilities where economic outflows are considered possible but not probable.

Note 33 – Measurement of defined benefit obligations: key actuarial assumptions: The cost of the defined benefit plans, compensated absences and the present value of the defined benefit obligations are based on actuarial valuation. These include the determination of the discount rate, future salary increases and mortality rates. The actuarial assumptions used by the Company may differ materially from actual results in future periods due to changing market and economic conditions, regulatory events, judicial rulings, higher or lower withdrawal rates, or longer or shorter participant life spans.

Note 34 – Share based payments: The share-based compensation expense is determined based on the Company’s estimate of equity instruments that will eventually vest.

Note 35 – Measurement of Expected Credit Loss (“ECL”) allowance for trade receivables and contract assets: The Group considered current and anticipated future economic conditions relating to the countries where it operates. In calculating expected credit loss, the Group has also considered other related credit information for its customers to estimate the probability of default in future and has taken into account estimates of possible effect from the relating to COVID -19 pandemic. Moreover, trade receivables are provided and written off on a case-to-case basis if deemed not to be collectible on the assessment of the underlying facts and circumstances.

Estimation uncertainty relating to COVID-19 pandemic

In December 2019, a novel strain of coronavirus, COVID-19 was first detected and has since spread to other regions, including India, Europe and the United States. On March 11, 2020, the World Health Organization declared that the rapidly spreading COVID-19 outbreak was a global pandemic (the "COVID-19 pandemic"). In response to the COVID-19 pandemic, many governments around the world have implemented, and continue to implement, a variety of measures to reduce the spread of COVID-19 pandemic, including travel restrictions and bans, instructions to residents to practice social distancing, quarantine advisories, shelter-in-place orders and required closures of non-essential businesses. These government mandates have forced many of the customers on whom the Group’s business relies, including hotels and airlines, to curtail drastically their service offerings or to cease operations entirely.

The impact of the global COVID-19 pandemic has severely impacted travel demand in terms of affecting consumers’ sentiment and their willingness to travel, which has caused airlines and hotels in India and around the world to operate at significantly reduced service levels throughout much of calendar year 2020. The COVID-19 pandemic had also resulted in significant weakness in the macroeconomic environment and heightened volatility in financial markets. Our financial and operating results for the full financial year ended March 31, 2021 was severely impacted by these conditions in the domestic and global economy and the travel industry.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

The business started to recover gradually following the end of India’s prolonged nationwide lockdown, which was in full effect in April 2020 and most of May 2020. As the impact from the COVID-19 pandemic started to wane initially from second quarter of financial year 2020-21, the domestic business began to rebound even with limited domestic travel, demonstrating the resilience and strong pent up demand of the domestic travel market. The revenue in the third quarter of financial year 2020-21 recovered to 38.7% of revenue generated in the third quarter of financial year 2019-20 and in the fourth quarter of financial year 2020-21 recovered to 75.5% of revenue generated in the fourth quarter of financial year 2019-20. With the commencement of a phased wise rollout of vaccines in India from January 16, 2021, the Company witnessed significant recovery in domestic travel demand, with significant sequential quarter on quarter improvements across all the lines of business. However, towards the end of the fourth quarter of financial year 2020-21, India witnessed a rapid resurgence of daily-recorded infection case counts, resulting in a second wave of COVID-19 pandemic.

The Company currently expect the impact of the second wave of COVID-19 pandemic on the financial results to be greater in the first quarter of the financial year 2021-22 as several state governments in India have enacted lockdowns and travel demand has been significantly impacted during April and May 2021. The extent of the effects of the COVID-19 pandemic on the business, results of operations, cash flows and growth prospects remain uncertain and would be ultimately dependent on future developments. These include, but are not limited to, the severity, extent and duration of the pandemic, its impact on the travel industries and consumer spending, rates of vaccination and the effectiveness of vaccinations against various mutations of the COVID-19 virus. While many countries have begun the process of vaccinating their residents against COVID-19, the large scale and challenging logistics of distributing the vaccines, efficacy of the vaccines against new variants of the virus etc., may contribute to delays in economic recovery. The Company is cautiously optimistic of domestic travel recovery starting from the second quarter of the financial year 2021-22.

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

The accounting policies have been applied consistently to all periods presented in these consolidated financial statements, except as mentioned otherwise.

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

ii)	Investment in Associates (Equity - Accounted Investees)

Associates are those entities in which the Group has significant influence, but not control, over the financial and operating policies. Investments in associates are accounted for using the equity method. Under the equity method of accounting, the investments are initially recognised at cost which includes transaction costs and adjusted thereafter to recognise the group’s share of the post-acquisition profits or losses of the investee in profit or loss, and the group’s share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates are recognised as a reduction in the carrying amount of the investment. Where the group’s share of losses in an equity-accounted investment equals or exceeds its interest in the entity, including any other unsecured long-term receivables, the group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the other entity. Unrealised gains on transactions between the group and its associates are eliminated to the extent of the group’s interest in these entities. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

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

Subsequent to acquisition, the carrying amount of non-controlling interest is the amount of those interests at initial recognition plus the non-controlling interest’s share of subsequent changes in equity. Total comprehensive income is attributed to non-controlling interests even if it results in the non-controlling interest having a deficit balance.

Acquisition of some or all of the non-controlling interests is accounted for as a transaction with equity holders in their capacity as equity holders. Consequently, the difference arising between the fair value of the purchase consideration paid and the carrying value of the non-controlling interests is recorded as an adjustment to retained earnings that is attributable to the parent company. The associated cash flows are classified as financing activities. No goodwill is recognized as a result of such transactions.

iv)	Transactions Eliminated on Consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

(b)	Business Combinations

The Group accounts for business combinations using the acquisition method as at the acquisition date, when the acquired set of activities and assets meets the definition of a business and control is transferred to the Group. In determining whether a particular set of activities and assets is a business, the Group assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs. The Group has an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

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

Transactions in foreign currencies are translated into the respective functional currencies of the Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency at the exchange rate at that date. The foreign currency gains or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Foreign currency differences arising on translation are recognized in profit or loss, except for the differences on investment in equity securities designated at FVOCI wherein any exchange component of gain or loss is recognized in Other Comprehensive Income (except on impairment, in which case foreign currency differences that have been recognised in OCI are reclassified to profit or loss). Non-monetary items that are measured based on historical cost in a foreign currency are not translated.

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

A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price measured under IFRS 15.

ii)	Classification and subsequent measurement

Financial assets

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

On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in Other Comprehensive Income (OCI). This election is made on an investment-by-investment basis.

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

Financial assets – Assessment whether contractual cash flows are solely payments of principal and interest

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

Financial assets – Subsequent measurement and gains and losses

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

vi) Compound financial instruments

Compound financial instruments issued by the Group comprise convertible notes denominated in USD that can be converted to ordinary shares at the option of the holder at any point of time. The number of shares to be issued is fixed and is subject to certain adjustments in connection with a make-whole fundamental change or any conversion rate adjustments (in each case, as described in the indenture relating to the convertible notes) and does not vary with changes in fair value. The liability component of compound financial instruments is initially recognised at the fair value of a similar liability that does not have an equity conversion option. The equity component is initially recognised at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortised cost using the effective interest method. The equity component of a compound financial instrument is not remeasured. Interest related to the financial liability is recognised in profit or loss.

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

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives for each component of property, plant and equipment since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Land is not depreciated.

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

Other intangible assets comprise software that are acquired by the Group and intangible assets including customer relationship, brand/trade mark and non-compete acquired in a business combination.

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

Amortization of assets, other than goodwill, is calculated over the cost of the intangible assets, or other amount substituted for cost, less its residual value.

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

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognised immediately in other comprehensive income. The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the year to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to defined benefit plans are recognised in profit or loss.

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

(l)	Revenue from contracts with customers

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

Income from hotels and packages also includes amounts received from hotel suppliers against online promotions of hotels brands on the Company’s website.

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

Income from other sources of the Group, primarily comprising advertising revenue, fees for facilitating access to its internet based platforms to travel insurance companies and brand alliance fees is being recognized as the services are being performed as per the terms of the contracts with respective supplier.

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

On April 1, 2019 the Group had applied IFRS 16 using the modified retrospective approach and therefore the comparative information for the year ended March 31, 2019 had not been restated and continues to be reported under IAS 17 and IFRIC 4.

Policy applicable from April 1, 2019

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group assesses whether: (1) the contract involves the use of an identified asset (2) the Group has substantially all of the economic benefits from use of the asset through the period of the lease and (3) the Group has the right to direct the use of the asset.

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Finance costs comprise interest expense on borrowings, foreign currency losses (net), change in financial liability, impairment losses recognized on financial assets, including trade and other receivables and cost related to public offerings. Foreign currency gains and losses are reported on a net basis.

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

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in foreign operations where the company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

(r)     Operating Segments

In accordance with IFRS 8 – Operating Segments, the operating segments used to present segment information are identified on the basis of internal reports used by the Group’s management to allocate resources to the segments and assess their performance. An operating segment is a component of the Group that engages in business activities from which it earns revenues and incurs expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. Results of the operating segments are reviewed regularly by the Group’s executive officers comprising of Group Executive Chairman, Group Chief Executive Officer and Group Chief Financial Officer, which has been identified as the chief operating decision maker (CODM), to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available.

The Group has three reportable segments, i.e. air ticketing, hotels and packages and bus ticketing.  In addition, the Group has made relevant entity-wide disclosures (refer note 6).

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

(s)      Cash and Cash Equivalents

Cash and cash equivalents comprise cash at bank and on hand and short-term deposits with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value, and funds in transit.

(t)      Cash Flow Statement

Cash flows are reported using the indirect method, whereby profit for the year is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Group are segregated.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

(u)	New Accounting Standards and Interpretations Not Yet Adopted

Amendment to IAS 1

On January 23, 2020, the International Accounting Standards Board (IASB) has issued “Classification of liabilities as Current or Non-Current (Amendments to IAS 1)” providing a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangement in place at the reporting date. The amendments aim to promote consistency in applying the requirements by helping companies to determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments also clarified the classification requirements for debt a company might settle by converting it into equity. These amendments are effective for annual reporting periods beginning on or after January 1, 2022 and are to be applied retrospectively, with earlier application permitted. These amendments are applicable on Group for annual reporting periods beginning on April 1, 2022. The Group is currently evaluating the impact of amendment to IAS 1 on its consolidated financial statements.

Amendments to IAS 1

On February 12, 2021, the IASB has issued amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements which requires the entities to disclose their material accounting policies rather than their significant accounting policies. The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2023, although early adoption is permitted. These amendments are applicable on Group for annual reporting periods beginning on April 1, 2023. The Group is in the process of evaluating the impact of the amendment.

Amendments to IAS 8

On February 12, 2021 the IASB has issued amendments to IAS 8 Accounting Policies, Changes in Accounting estimates and Errors which introduced a definition of ‘accounting estimates’ and included amendments to IAS 8 to help entities distinguish changes in accounting policies from changes in accounting estimates. The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2023, although early adoption is permitted. These amendments are applicable on Group for annual reporting periods beginning on April 1, 2023. The Group is in the process of evaluating the impact of the amendment.

Amendments to IAS 12

In May 7, 2021, the IASB amends IAS 12 to provide a further exception from the initial recognition exemption. Under the amendments, an entity does not apply the initial recognition exemption for transactions that give rise to equal taxable and deductible temporary differences. The amendments clarify that Companies are required to recognise deferred tax on transactions such as leases and decommissioning obligations. The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2023, although early adoption is permitted. These amendments are applicable on Group for annual reporting periods beginning on April 1, 2023. The Group is in the process of evaluating the impact of the amendment.

Amendments to IAS 16

On May 14, 2020 the IASB has issued amendment to IAS 16 Property, Plant and Equipment — Proceeds before Intended Use (Amendments to IAS 16) which amends the standard to prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognises the proceeds from selling such items, and the cost of producing those items, in profit or loss. The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2022, although early adoption is permitted. These amendments are applicable on Group for annual reporting periods beginning on April 1, 2022. The Group is in the process of evaluating the impact of the amendment.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Amendment to IAS 37

On May 14, 2020, the IASB issued “Onerous Contracts — Cost of Fulfilling a Contract (Amendments to IAS 37)”, amending the standard regarding costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous. The amendment specifies that the “cost of fulfilling” a contract comprises the “costs that relate directly to the contract”. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. These amendments are effective for annual reporting periods beginning on or after January 1, 2022, with earlier application is permitted. These amendments are applicable on Group for annual reporting periods beginning on April 1, 2022. The Group is currently evaluating the impact of amendment to IAS 37 on its consolidated financial statements.

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

When measuring the fair value of an asset or a liability, the Group uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

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

Fair value is calculated based on the present value of the expected future payments, discounted using a risk-adjusted discount rate.

d)	Share Based Payment Transactions

The fair value of restricted stock units (RSUs) given under MakeMyTrip 2010 Share Incentive Plan (“Share Incentive Plan”) is calculated by multiplying the number of units given with the Company’s share price on the date of grant. The fair value of Employee Stock Options (ESOPs) given under Share Incentive Plan is measured using Black Scholes Model. Service and non- market performance conditions attached to the arrangements were not taken into account in measuring fair value.

e)	Trade and other Receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. The fair value is determined for disclosure purposes only.

f)	Investment in Equity Securities

The fair value of investment in equity securities is determined using valuation techniques. Valuation techniques employed include market multiples and discounted cash flows analysis using expected future cash flows and a market related discount rate.

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

Overview

In the normal course of its business, the Group is exposed to liquidity, credit and market risk (interest rate and foreign currency risk), arising from financial instruments.

Liquidity Risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risk to the Group’s reputation. The objective of Company is to ensure liquidity which is sufficient to meet company operational requirements in short-term and long-term.

To ensure smooth operations, the Group has invested surplus funds in term deposits with banks and has taken bank guarantees, bank overdraft facility, and other facilities against them.

Credit Risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligation. The Group’s exposure to credit risk is limited, as its customer base consists of a large number of customers and the majority of its collections from customers are made on an upfront basis at the time of consummation of the transaction. There is limited credit risk on sales made to corporate customers,

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

incentives due from the airlines and its Global Distribution System (GDS) providers. The Group has not experienced any significant default in recovery from such customers. Trade receivables have been valued after making provision for allowances based on factors like ageing, historical pattern of credit loss, likelihood of increased credit risk considering impact of COVID–19 pandemic, expected realizability and nature of customers. The objective behind credit risk management is to reduce the Group’s losses which could follow from customers’ insolvency.

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

Market Risk

Market risk is the risk that changes in market prices such as foreign exchange rate and interest rate will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk.

(a)	Foreign Currency Risk

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

(b)	Interest Rate Risk

The Group does not have any variable rate interest bearing financial instruments, hence there is no interest rate risk.

6)	OPERATING SEGMENTS

The Group has three reportable segments, as described below, which are the Group’s Lines of Business (LoBs). The LoBs offer different products and services, and are managed separately because the nature of products and services, and methods used to distribute the services are different. For each of these LoBs, the Group’s executive officers comprising of Group Executive Chairman, Group Chief Executive Officer and Group Chief Financial Officer review internal management reports and are construed to be the Chief Operating Decision Maker (CODM). LoBs assets, liabilities and expenses (other than service cost) are reviewed on an entity-wide basis by the CODM, and hence are not allocated to these LoBs. Segment revenue from each LoB is reported and reviewed by the CODM on a monthly basis.

The following summary describes the operations in each of the Group’s reportable segments:

1. Air ticketing: Primarily through internet based platforms, provides the facility to book domestic and international air tickets.

2. Hotels and packages: Through internet based platforms, call-centers and franchise stores, provides holiday packages and hotel reservations. For internal reporting purposes, the revenue related to airline tickets issued as a component of Company developed tours and packages has been assigned to the hotels and packages segment and is recorded on a gross basis.

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Information about reportable segments:

	For the year ended March 31
	Reportable segments
	Air ticketing			Hotels and packages			Bus ticketing			All other segments**			Total
Particulars	2019	2020	2021	2019	2020	2021	2019	2020	2021	2019	2020	2021	2019	2020	2021
Consolidated revenue	166,714	174,361	57,013	237,524	235,814	67,976	53,745	65,009	24,895	28,028	36,345	13,556	486,011	511,529	163,440
Add: Customer inducement costs recorded as a reduction of revenue*	68,632	75,779	23,513	274,915	265,706	18,652	13,950	17,688	667	861	1,985	76	358,358	361,158	42,908
Less: Service cost**	1,193	420	293	160,824	141,404	19,146	8,870	7,060	2,712	58	383	66	170,945	149,267	22,217
Adjusted Margin	234,153	249,720	80,233	351,615	360,116	67,482	58,825	75,637	22,850	28,831	37,947	13,566	673,424	723,420	184,131
Other income													220	1,063	3,672
Personnel expenses													(113,567)	(129,836)	(105,661)
Marketing and sales promotion expenses													(192,080)	(166,603)	(22,741)
Customer inducement costs recorded as a reduction of revenue*													(358,358)	(361,158)	(42,908)
Certain loyalty program costs related to "All other segments"**													(2,467)	(5,053)	(91)
Other operating expenses													(133,295)	(185,401)	(51,075)
Depreciation and amortization													(26,817)	(33,682)	(33,010)
Impairment of goodwill													—	(272,160)	—
Finance income													6,459	3,362	12,100
Finance costs													(11,329)	(21,433)	(4,798)
Impairment in respect of an equity-accounted investee													(9,926)	—	—
Share of loss of equity- accounted investees													(887)	(65)	(168)
Loss before tax													(168,623)	(447,546)	(60,549)

Notes:*     For purposes of reporting to the CODM, the segment profitability measure i.e. Adjusted Margin is arrived by adding back certain customer inducement costs including customers incentives, customer acquisition cost and loyalty programs costs, which are recorded as a reduction of revenue and reducing service cost.

**Certain loyalty program costs excluded from service cost amounting to USD 91 (March 31, 2020: USD 5,053 and March 31, 2019: USD 2,467) for “All other segments”.

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

	Revenue			Non-Current Assets*
	For the year ended March 31			As at March 31
Particulars	2019	2020	2021	2020	2021
India	453,912	490,861	161,313	786,770	764,291
United States	647	536	32	112	437
South East Asia	20,145	10,324	1,375	4,876	4,902
Europe	4,811	3,998	—	—	—
Others	6,496	5,810	720	520	234
Total	486,011	511,529	163,440	792,278	769,864

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

The operations of Bitla were consolidated in the financial statements of the Group from July 25, 2018. In the year ended March 31, 2019, Bitla contributed revenue of USD 4,208 and loss of USD 1,953 to the Group’s result.

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

Further, an additional payment may be required that can be forfeited due to termination of employment of the promoter and certain employees. This potential additional liability, which is linked to the service period, had been recorded as compensation cost under IAS 19 for future services till July 2020 and did not form part of consideration for acquiring the shares. On August 25, 2019, the Company entered into an amendment to the SPA wherein the additional payment is no longer linked to the service period without changing the original payout dates. Accordingly, the Company has recorded the entire compensation cost of USD 3,451 associated with this liability during the year ended March 31, 2020 (March 31, 2019: USD 1,844).

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Acquisition-related costs

The Group incurred acquisition related costs of USD 46 relating to external legal fees and due diligence cost. These amounts are included in other operating expenses in the consolidated statement of profit or loss and other comprehensive income for the year ended March 31, 2019.

Identifiable assets acquired and liabilities assumed

The acquisition was accounted for under the acquisition method of accounting in accordance with IFRS 3 "Business Combinations". The assets and liabilities of Bitla were recorded at their fair value at the date of acquisition.

The purchase price was allocated based on management’s estimates and an independent appraisal of fair values as follows:

Property, plant and equipment	49
Intangible assets*	6,066
Other non-current assets	22
Current assets and liabilities, net (including cash and cash equivalents of USD 691)	464
Employee benefits	(57)
Deferred tax liabilities	(1,317)
Right to receive equity stake in a travel entity	411
Total identifiable net assets acquired	5,638
Goodwill	6,304
Total purchase price	11,942

*Intangible assets includes customer relationship, non-compete, brand/trade-mark and technology related development cost.

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

The Company will also acquire the remaining shares of Q2T from the existing shareholders in cash for an estimated additional consideration of USD 14,550, which represents its fair value as at the acquisition date, in three equal tranches, over a three year earn-out period ending 2022. The earn-out will be based on valuation linked to future profitability of Q2T. The financial liability in respect of acquisition of these shares has been recognized with corresponding debit to accumulated deficit as the selling shareholders still have access to the returns associated with the underlying ownership interest. Further, during the year ended March 31, 2021, the Company entered into an amendment agreement with the selling shareholders of Q2T and agreed to extend the earn-out period by one year to period ending 2023.

Acquisition-related costs

The Group incurred acquisition related costs of USD 71 relating to external legal fees and due diligence cost. These amounts are included in other operating expenses in the consolidated statement of profit or loss and other comprehensive income for the year ended March 31, 2020.

Identifiable assets acquired and liabilities assumed

The acquisition was accounted for under the acquisition method of accounting in accordance with IFRS 3 "Business Combinations". The assets and liabilities of Q2T were recorded at their fair value at the date of acquisition.

The purchase price has been allocated based on management’s estimates and an independent appraisal of fair values as follows:

Property, plant and equipment	1,449
Intangible assets*	6,792
Other non-current assets	107
Current assets and liabilities, net (including cash and cash equivalents of USD 69)	2,644
Other non-current liabilities	(738)
Deferred tax liabilities	(1,890)
Total identifiable net assets acquired	8,364
Non-controlling interest (49%)	(4,098)
Goodwill	10,433
Total purchase price	14,699

*Intangible assets includes customer relationship, non-compete, brand/trade-mark and technology related development cost.

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

	As at March 31
Particulars	2020	2021
Carrying amount of interests in associates	5,363	5,262

	For the year ended March 31
Particulars	2019	2020	2021
Company's share of loss in associates	(887)	(65)	(168)
Company's share of other comprehensive income in associates	—	—	—
Company's share of total comprehensive income in associates	(887)	(65)	(168)

a) HolidayIQ Pte. Ltd. (HolidayIQ)

In July 2015, the Company acquired approximately 30% stake in HolidayIQ which owns and operates holiday information portal www.HolidayIQ.com, a popular Indian travel community and holidays-planning recommendation engine for cash consideration of USD 15,200. Due to continuing losses being incurred in the operations of HolidayIQ along with absence of liquidity to support future operations, during the year ended March 31, 2019, the Company recognised an impairment loss of USD 9,926, representing the carrying amount of its investment as at March 31, 2019 in HolidayIQ. During the year ended March 31, 2020, the Company disposed off this investment for a cash consideration of USD 700 and recorded the gain in statement of profit or loss.

9)	OTHER INVESTMENTS

	As at March 31
Particulars	2020	2021
Financial assets measured at FVOCI
- Equity securities (unlisted)	3,584	5,409
Financial assets measured at amortised cost
- Other securities	99	99
Total	3,683	5,508

The Group’s exposure to risks and fair value measurement is disclosed in note 5 and 35.

10)	REVENUE

The Group’s operations and main revenue streams are described in the last and these annual financial statements.

A. Disaggregation of revenue

The Group has three reportable segments, air ticketing, hotels and packages, and bus ticketing. The Group believes that the disaggregation based on the reportable segments best depicts how the nature, amount, timing and uncertainty of our revenues and cash flows are affected by industry, market and other factors. (refer note 6)

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

B. Contract balances

The following table provides information about receivables, contract assets and contract liabilities from contracts with customers.

	As at March 31
	2020	2021
Receivables, which are included in ‘Trade and other receivables’	46,814	19,403
Contract liabilities	34,912	34,176

Non-current	1,548	453
Current	33,364	33,723
Total contract liabilities	34,912	34,176

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

Changes in contract assets are as follows:

	As at March 31
	2020	2021
Balance at the beginning of the year	313	—
Revenue recognised during the year	—	—
Invoices raised during the year	(307)	—
Translation exchange difference	(6)	—
Balance at the end of the year	—	—

Contract liabilities primarily relate to the consideration received from customers for travel bookings in advance of the Group's performance obligations, and consideration allocated to customer loyalty programs and advance received from Global Distribution System ("GDS") provider for bookings of airline tickets in future which is deferred.

As at March 31, 2020, USD 30,408 (March 31, 2019: USD 63,531) of advance consideration received from customers for travel bookings was reported within contract liabilities, USD 15,115 (March 31, 2020: USD 57,612) of which was applied to revenue and USD 6,329 (March 31, 2020: USD 4,283) was refunded to customers during the year ended March 31, 2021. As at March 31, 2021, the related balance was USD 31,878.

As at March 31, 2020, USD 4,504 (March 31, 2019: USD 6,804) of consideration allocated to customer loyalty programs and advance received from GDS provider for booking of airline tickets in future which is deferred was reported within contract liabilities, USD 2,868 (March 31, 2020: USD 5,923) of which was applied to revenue during the year ended March 31, 2021. As at March 31, 2021, the related balance was USD 2,298.

.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

11)	OTHER REVENUE

	For the year ended March 31
Particulars	2019	2020	2021
Facilitation fee	20,410	20,608	2,422
Brand alliance fees	2,641	621	3,479
Advertising revenue	781	4,495	3,152
Service fees on rail reservation	700	2,021	1,047
Miscellaneous	3,496	8,600	3,456
Total	28,028	36,345	13,556

12)	OTHER INCOME

	For the year ended March 31
Particulars	2019	2020	2021
Government grant received	—	—	1,167
Gain on disposal of an equity-accounted investee	—	700	—
Excess provision written back	167	363	593
Net gain on disposal of property, plant and equipment	53	—	—
Gain on lease modification	—	—	1,912
Total	220	1,063	3,672

13)	PERSONNEL EXPENSES

	For the year ended March 31
Particulars	2019	2020	2021
Wages, salaries and other employees benefits	66,358	78,988	64,387
Contributions to defined contribution plans	3,068	3,890	2,994
Expenses related to defined benefit plans (refer note 33)	1,122	1,598	1,194
Equity-settled share based payment (refer note 34)	39,745	41,487	35,589
Employee welfare expenses	3,274	3,873	1,497
Total	113,567	129,836	105,661

14)	OTHER OPERATING EXPENSES

	For the year ended March 31
Particulars	2019	2020	2021
Payment gateway and other charges	56,589	59,241	13,385
Outsourcing expenses	24,335	32,899	7,877
Travelling and conveyance	3,586	4,271	247
Communication	5,339	6,525	2,857
Repairs and maintenance	5,303	5,905	3,904
Rent	6,581	—	—
Legal and professional*	7,975	9,670	4,364
Website hosting charges	11,228	20,165	12,129
Provision for litigations	—	30,800	—
Net loss on de-recognition of property, plant and equipment	—	19	406
Miscellaneous expenses	12,359	15,906	5,906
Total	133,295	185,401	51,075

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Notes: *	Includes Nil towards cost related to share based payment for the year ended March 31, 2021

(March 31, 2020: USD 144 and March 31, 2019: USD 288).

15)	DEPRECIATION AND AMORTIZATION

	For the year ended March 31
Particulars	2019	2020	2021
Depreciation*	3,895	9,347	8,973
Amortization	22,922	24,335	24,037
Total	26,817	33,682	33,010

Notes: *Upon adoption of IFRS 16, the Group has recognised depreciation on right-of-use assets and interest on lease liabilities instead of rent expense on leasehold properties. (refer note 14,16 and 18)

16)	FINANCE INCOME AND COSTS

	For the year ended March 31
Particulars	2019	2020	2021
Recognized in profit or loss
Interest income on term deposits	4,876	2,845	4,628
Change in fair value of financial asset measured at FVTPL	—	30	—
Change in fair value of financial liability measured at FVTPL	—	—	350
Other interest income	1,583	487	2,554
Net foreign exchange gain	—	—	4,568
Finance income	6,459	3,362	12,100
Interest expense on financial liabilities measured at amortised cost	299	157	2,035
Change in fair value of financial liability measured at FVTPL	—	1,421	—
Net foreign exchange loss	9,783	13,734	—
Impairment loss on trade and other receivables	816	1,563	358
Interest expense on lease liabilities*	—	2,731	1,867
Finance and other charges	431	1,827	538
Finance costs	11,329	21,433	4,798

Net finance income (costs) recognized in profit or loss	(4,870)	(18,071)	7,302

____________

Notes: * Upon adoption of IFRS 16 the Group has recognised depreciation on right-of-use assets and interest on lease liabilities instead of rent expense on leasehold properties. (refer note 14,15 and 18)

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

17)	INCOME TAX BENEFIT (EXPENSE)

Income tax recognised in profit or loss

	For the year ended March 31
Particulars	2019	2020	2021
Current tax expense
Current period	(60)	(349)	(24)
Adjustment for prior period	—	—	(56)
Current tax expense	(60)	(349)	(80)

Deferred tax benefit (expense)
Origination and reversal of temporary differences	7,156	14,844	4,203
Change in unrecognized deductible temporary differences	(6,385)	(14,700)	(3,335)
Utilization of previously unrecognised tax losses	29	159	37
Recognition of previously unrecognized tax losses	—	—	3,509
Utilization of previously recognized tax losses	—	75	173
Deferred tax benefit (expense)	800	378	4,587

Total	740	29	4,507

Income tax recognized in other comprehensive income

	For the year ended March 31
	2019			2020			2021
Particulars	Before tax	Tax (expense) benefit	Net of tax	Before tax	Tax (expense) benefit	Net of tax	Before tax	Tax (expense) benefit	Net of tax
Foreign currency translation differences on foreign operations	(72,919)	—	(72,919)	(73,252)	—	(73,252)	13,497	—	13,497
Equity instruments at FVOCI - net change in fair value	(508)	—	(508)	(1,979)	—	(1,979)	1,825	—	1,825
Remeasurement of defined benefit (asset) liability	(585)	—	(585)	(346)	—	(346)	(199)	—	(199)
Total	(74,012)	—	(74,012)	(75,577)	—	(75,577)	15,123	—	15,123

Amounts directly recognised in equity
	For the year ended March 31
	2019			2020			2021
Particulars	Before tax	Tax (expense) benefit	Net of tax	Before tax	Tax (expense) benefit	Net of tax	Before tax	Tax (expense) benefit	Net of tax
Convertible notes (refer note 28)	-	-	-	-	-	-	37,768	(6,646)	31,122

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Reconciliation of Effective Tax Rate

	For the Year Ended March 31
Particulars	2019		2020		2021
Loss for the year		(167,883)		(447,517)		(56,042)
Income tax benefit (expense)		740		29		4,507
Loss before tax		(168,623)		(447,546)		(60,549)
Income tax benefit using the Company's domestic tax rate	14.99%	25,285	15.00%	67,130	15.00%	9,081
Effect of tax rates in foreign jurisdictions	13.19%	22,238	2.84%	12,702	7.12%	4,313
Non deductible expenses	1.39%	(2,338)	9.52%	(42,601)	4.74%	(2,873)
Tax exempt income	0.42%	709	0.09%	383	0.04%	25
Impact of change in tax laws	—	—	0.05%	227	3.66%	2,219
Utilization of previously unrecognised tax losses	0.02%	29	0.04%	159	0.06%	37
Recognition of previously unrecognized tax losses	—	—	—	—	5.80%	3,509
Utilization of previously recognized tax losses	—	—	0.02%	75	0.29%	173
Current year losses for which no deferred tax asset was recognized	23.03%	(38,830)	5.21%	(23,338)	14.16%	(8,574)
Change in unrecognised temporary differences	3.79%	(6,385)	3.28%	(14,700)	5.51%	(3,335)
Others	0.02%	32	0.00%	(8)	0.11%	(68)
Income tax benefit (expense)		740		29		4,507

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

18)	PROPERTY, PLANT AND EQUIPMENT

Particulars	Land	Building (Owned)	Buildings (Right-of-use) #	Computers	Furniture and Fixtures	Office Equipment	Motor Vehicles	Leasehold Improvements	Capital Work- in-Progress	Total
Cost
Balance as at March 31, 2019	879	529	—	15,914	917	1,952	1,497	6,583	89	28,360
Transition Impact of IFRS 16 #	—	—	24,994	—	—	—	—	—	—	24,994
Balance as at April 1, 2019	879	529	24,994	15,914	917	1,952	1,497	6,583	89	53,354
Acquisitions through business combination (refer note 7)	—	—	945	14	191	93	71	135	—	1,449
Additions #	—	—	3,974	—	—	—	—	—	—	3,974
Additions/Adjustment	—	—	—	1,903	79	319	864	623	5	3,793
Disposals	—	—	—	(1,287)	(15)	(183)	(526)	(100)	—	(2,111)
Effect of movements in foreign exchange rates	(26)	(16)	(1,571)	(1,143)	(79)	(134)	(127)	(499)	(4)	(3,599)
Balance as at March 31, 2020	853	513	28,342	15,401	1,093	2,047	1,779	6,742	90	56,860
Balance as at April 1, 2020	853	513	28,342	15,401	1,093	2,047	1,779	6,742	90	56,860
Additions #	—	—	1,275	—	—	—	—	—	—	1,275
Additions/Adjustment	—	—	—	286	11	46	224	165	(90)	642
Disposals	—	—	(8,061)	(3,062)	(240)	(248)	(379)	(2,024)	—	(14,014)
Effect of movements in foreign exchange rates	39	24	1,972	329	25	28	37	121	—	2,575
Balance as at March 31, 2021	892	537	23,528	12,954	889	1,873	1,661	5,004	—	47,338
Accumulated depreciation
Balance as at April 1, 2019	—	439	—	10,239	390	1,243	815	1,735	—	14,861
Depreciation for the year	—	60	—	2,349	208	332	331	783	—	4,063
Depreciation for the year (Impact of IFRS 16) #	—	—	5,284	—	—	—	—	—	—	5,284
Disposals	—	—	—	(1,201)	(5)	(168)	(499)	(99)	—	(1,972)
Effect of movements in foreign exchange rates	—	(17)	(272)	(762)	(37)	(83)	(48)	(154)	—	(1,373)
Balance as at March 31, 2020	—	482	5,012	10,625	556	1,324	599	2,265	—	20,863
Balance as at April 1, 2020	—	482	5,012	10,625	556	1,324	599	2,265	—	20,863
Depreciation for the year	—	36	—	2,039	198	324	397	1,646	—	4,640
Depreciation for the year (Impact of IFRS 16) #	—	—	4,333	—	—	—	—	—	—	4,333
Disposals	—	—	(1,436)	(2,783)	(203)	(235)	(197)	(1,742)	—	(6,596)
Effect of movements in foreign exchange rates	—	19	1,581	247	13	17	16	46	—	1,939
Balance as at March 31, 2021	—	537	9,490	10,128	564	1,430	815	2,215	—	25,179
Carrying amounts
As at April 1, 2019	879	90	-	5,675	527	709	682	4,848	89	13,499
As at March 31, 2020	853	31	23,330	4,776	537	723	1,180	4,477	90	35,997
As at April 1, 2020	853	31	23,330	4,776	537	723	1,180	4,477	90	35,997
As at March 31, 2021	892	—	14,038	2,826	325	443	846	2,789	—	22,159

#Upon adoption of IFRS 16, the Group has recognised right-of-use assets and lease liabilities and also charged depreciation on these assets.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

19)	INTANGIBLE ASSETS AND GOODWILL

Particulars	Goodwill	Customer Relationship	Non- Compete	Brand / Trade Mark	Technology Related Development Cost	Software	Intangible assets under development	Total
Cost
Balance as at April 1, 2019	946,323	6,517	652	142,673	56,118	6,798	4,017	1,163,098
Acquisitions through business combination (refer note 7)	10,433	4,858	287	558	1,089	—	—	17,225
Additions/Adjustment*	—	—	—	—	8,469	363	505	9,337
Disposals	—	—	—	—	(1,635)	(202)	—	(1,837)
Effect of movements in foreign exchange rates	(67,723)	(704)	(40)	(9,506)	(3,881)	(475)	(265)	(82,594)
Balance as at March 31, 2020	889,033	10,671	899	133,725	60,160	6,484	4,257	1,105,229
Balance as at April 1, 2020	889,033	10,671	899	133,725	60,160	6,484	4,257	1,105,229
Additions/Adjustment*	—	—	—	—	8,033	329	(234)	8,128
Disposals	—	—	—	—	(480)	(1,751)	—	(2,231)
Effect of movements in foreign exchange rates	18,219	200	17	2,551	1,176	134	81	22,378
Balance as at March 31, 2021	907,252	10,871	916	136,276	68,889	5,196	4,104	1,133,504
Accumulated amortization and impairment losses
Balance as at April 1, 2019	9,625	2,135	479	39,095	34,452	5,931	2,505	94,222
Amortization for the year	—	1,533	63	13,129	9,207	403	—	24,335
Impairment for the year	272,160	—	—	—	—	—	—	272,160
Disposals	—	—	—	—	(1,515)	(205)	—	(1,720)
Effect of movements in foreign exchange rates	—	(154)	(12)	(2,739)	(2,298)	(423)	(132)	(5,758)
Balance as at March 31, 2020	281,785	3,514	530	49,485	39,846	5,706	2,373	383,239
Balance as at April 1, 2020	281,785	3,514	530	49,485	39,846	5,706	2,373	383,239
Amortization for the year	—	1,463	64	12,540	9,665	305	—	24,037
Disposals	—	—	—	—	(468)	(1,743)	—	(2,211)
Effect of movements in foreign exchange rates	5,593	69	12	949	756	118	35	7,532
Balance as at March 31, 2021	287,378	5,046	606	62,974	49,799	4,386	2,408	412,597
Carrying amounts
As at April 1, 2019	936,698	4,382	173	103,578	21,666	867	1,512	1,068,876
As at March 31, 2020	607,248	7,157	369	84,240	20,314	778	1,884	721,990
As at April 1, 2020	607,248	7,157	369	84,240	20,314	778	1,884	721,990
As at March 31, 2021	619,874	5,825	310	73,302	19,090	810	1,696	720,907

*

Represents addition of USD 7,741 (March 31, 2020: USD 8,488) to intangible assets under development, adjusted for amounts capitalized out of intangible assets under development amounting to USD 7,975 (March 31, 2020: USD 7,983).

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Impairment testing for CGUs containing goodwill

 For the purpose of impairment testing, goodwill is allocated to a CGU (business operations) representing the lowest level within the Group at which goodwill is monitored for internal management purposes, and which is not higher than the Group’s operating segment. The Group has allocated goodwill to the individual CGUs and not to a group of CGUs.

The acquisition of the Ibibo Group Holdings (Singapore) Pte. Ltd. (‘ibibo Group’) in January 2017 resulted in the recognition of goodwill of USD 950,204 which was allocated to the then identified CGUs i.e. ibibo Group - Go ibibo (USD 802,181) and ibibo Group - redBus (USD 148,023). During the year ended March 31, 2020, the Group recorded an impairment loss of USD 270,855 related to ibibo Group - Go ibibo CGU and such impairment was fully allocated to goodwill.

As at April 1, 2020, the goodwill was allocated to the following CGUs:

As at April 1,
Particulars	2020
ibibo Group - Go ibibo	447,712
ibibo Group - redBus	141,737
Other units without significant goodwill	17,799
Total	607,248

On January 31, 2021, the Group completed integration of the air ticketing business of MakeMyTrip India Private Limited (MMT) and Ibibo Group Private Limited (Go) and of the hotels and packages businesses of MMT and Go, pursuant to the Group drawing significant synergies and benefits from the integrated businesses, thereby leading to a change in the composition of its CGUs.

Over the years, efforts were made to draw synergies between the air businesses of MMT and Go and also between the hotels and packages businesses of MMT and Go. Synergies were planned through the integration of supply agreements, technology and data platforms and accounting systems. As part of this planned integration, during the year, the Group completed the remaining key integration tasks relating to the technology backbone including pricing policies and integration of various functions of MMT and Go such as post sales and customer service processes, resulting in  a reorganization of the internal reporting structure, which was completed by January 31, 2021. As a result of the integration, management monitors operations and makes decisions for the combined air ticketing business (MMT + Go) and for the combined hotels and packages business (MMT + Go).

In conjunction with these business integration activities, the Group reorganized its reporting structure as well to align with the newly integrated businesses. Thus, the goodwill which was initially (at the time of acquisition of ibibo Group) allocated to ibibo Group - Go ibibo CGU of USD 802,181 (and was subsequently impaired by USD 270,855 to USD 466,762 as of January 31, 2021 (including the impact of currency translation adjustments of USD 64,564)), has been re-allocated to the newly established CGUs structure using a relative fair value approach on January 31, 2021 and has been reassessed for impairment at the level of the air ticketing and hotels and packages CGUs. The Group tested goodwill for impairment immediately before and after the integration and concluded that the recoverable amounts of CGUs exceeded their corresponding carrying amounts and therefore there was no impairment recognized.

As a consequence of the goodwill re-allocation, the allocation of goodwill to the CGUs as at March 31, 2021 is as follows:

As at March 31,
Particulars	2021
Air ticketing	248,660
Hotels and Packages	225,027
ibibo Group – redBus	136,786
Other units without significant goodwill	9,401
Total	619,874

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

(a) Air ticketing and Hotels and packages

The recoverable amount of these CGUs was based on its value in use and was determined by discounting the future cash flows to be generated from the continuing use of the CGUs. These calculations use cash flow projections over a period of five years, based on next year financial budgets approved by management, with extrapolation for the remaining period, and an average of the range of assumptions as mentioned below.

The key assumptions used in the estimation of value in use were as follows:

	As at March 31, 2021
Particulars	Air ticketing	Hotels and packages
Discount rate (pre-tax)	19.4%	19.4%
Discount rate (post-tax)	16.0%	16.0%
Terminal value growth rate	4.5%	4.5%
Revenue growth rate	15.0% - 106.3%	19.0% - 118.2%
EBITDA margin (5 years)	6.6% - 18.2%	(7.1%) - 17.9%

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

Based on the above, no impairment was identified as of March 31, 2021 as the recoverable value of the CGUs exceeded the carrying value. No reasonably possible change in any of the above key assumptions would cause the carrying amount of these units to exceed their recoverable amount.

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

The key assumptions used in the estimation of value in use were as follows:

	As at March 31
Particulars	2020	2021
Discount rate (pre-tax)	20.1%	18.9%
Discount rate (post-tax)	16.0%	16.0%
Terminal value growth rate	4.0%	4.0%
Revenue growth rate	(24.2)% - 48.6%	20.0% - 124.7%
EBITDA margin (5 years)	1.3% - 23.1%	9.8% - 21.9%

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

Based on the above, no impairment was identified as of March 31, 2021 and March 31, 2020 as the recoverable value of the CGU exceeded the carrying value. The recoverable amount of the CGU exceeds the carrying amount by approximately 37.5% as at March 31, 2021 (March 31, 2020: 24.1%). An increase of 4.97% (March 31, 2020: 9.30%) in pre-tax discount rate and a decrease of EBITDA as a percentage of revenue by 6.12% (March 31, 2020: 4.15%) shall equate the recoverable amount with the carrying amount of the CGU.

c) ibibo  Group - Go ibibo:

During the end of the fourth quarter of 2019-20, the Group experienced a significant decline in its stock price and operating results due to an increased negative impact of COVID-19 pandemic resulting in the continued weakness in the macroeconomic environment and foreign exchange rates. The recoverable amount of this CGU was based on its value in use, determined by discounting the future cash flows to be generated from the continuing use of the CGU. The carrying amount of the CGU was determined to be higher than its recoverable amount and an impairment loss of USD 270,855 was recognised during the year ended March 31, 2020. The impairment loss was fully allocated to goodwill.

The key assumptions used in the estimation of value in use were as follows:

As at March 31
Particulars	2020
Discount rate (pre-tax)	17.4%
Discount rate (post-tax)	15.5%
Terminal value growth rate	4.5%
Revenue growth rate	(59.9)% - 147.1%
EBITDA margin (5 years)	(25.8)% - 30.4%

The above pre-tax discount rate is based on the Weighted Average Cost of Capital (WACC) of a comparable market participant, which is adjusted for specific risks. These estimates are likely to differ from future actual results of operations and cash flows.

The cash flow projections included specific estimates for five years and a terminal growth rate thereafter. The terminal growth rate, revenue growth rate and EBITDA margins were determined based on management's estimates. Budgeted EBITDA was based on expectations of future outcomes taking into account past experience, adjusted for anticipated revenue growth. Revenue growth was projected taking into account the average growth levels experienced in past and the estimated revenue growth for future. The estimation of value in use reflects numerous assumptions that are subject to various risks and uncertainties, including key assumptions regarding expected growth rates and operating margin, expected length and severity of the impact from the COVID-19 pandemic and the shape and timing of the subsequent recovery, as well as other key assumptions with respect to matters outside of the Group's control. Following the impairment loss recognised in this CGU, the recoverable amount was equal to the carrying amount as at March 31, 2020.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

20)	TAX ASSETS AND LIABILITIES

Unrecognized Deferred Tax Assets

Deferred tax assets have not been recognized in respect of the following items:

	As at March 31
Particulars	2020	2021
Deductible temporary differences	39,963	37,368
Tax loss carry forwards	164,590	178,792
Total	204,553	216,160

During the year ended March 31, 2019, 2020 and 2021, the Company did not recognize deferred tax assets on tax losses, unabsorbed depreciation and other temporary differences mainly related to share based payments and employee benefits, because it is not probable that future taxable profits will be available. Further, deferred tax assets have been recognised only to the extent of deferred tax liabilities. The above tax losses excluding unabsorbed depreciation in the  subsidiaries expire at various dates ranging from 2022 to 2035 except for the tax losses in the Singapore and Indonesia entity amounting to USD 3,027 which can be carried forward for an indefinite period. Unabsorbed depreciation of USD 30,609 in the Indian subsidiaries can be carried forward for an indefinite period. Other deductible temporary differences do not have any expiry date.

Recognized Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities are attributable to the following:

	As at March 31
	2020	2021	2020	2021	2020	2021
Particulars	Assets		Liabilities		Net
Intangible assets, excluding goodwill	—	—	(20,916)	(19,410)	(20,916)	(19,410)
Trade and other receivables	48	48	—	—	48	48
Convertible notes	—	—	—	(6,364)	—	(6,364)
Employee benefits	119	73	—	—	119	73
Other non-current liabilities	5	8	—	—	5	8
Share based payments	228	111	—	—	228	111
Tax loss carry forwards	18,739	21,670	—	—	18,739	21,670
Deferred tax assets/ (liabilities) before set off	19,139	21,910	(20,916)	(25,774)	(1,777)	(3,864)
Set off	(19,139)	(21,910)	19,139	21,910	—	—
Net deferred tax assets/(liabilities)	—	—	(1,777)	(3,864)	(1,777)	(3,864)

Movement in deferred tax assets/(liabilities) during the year

Particulars	Balance as at April 1, 2019	Acquired in business combination	Recognised in profit or loss	Recognised in other comprehensive income	Effects of movement in foreign exchange rates	Balance as at March 31, 2020	Recognised in profit or loss	Recognised directly in equity	Recognised in other comprehensive income	Effects of movement in foreign exchange rates	Balance as at March 31, 2021
Intangible assets, excluding goodwill	(30,002)	(1,890)	9,110	—	1,866	(20,916)	1,917	—	—	(411)	(19,410)
Trade and other receivables	—	—	51	—	(3)	48	(1)	—	—	1	48
Convertible notes	—	—	—	—	—	—	282	(6,646)	—	—	(6,364)
Employee benefits	—	—	66	—	53	119	(48)	—	—	2	73
Share based payments	115	—	241	—	(128)	228	(120)	—	—	3	111
Tax loss carry forwards	29,286	—	(9,034)	—	(1,513)	18,739	2,555	—	—	376	21,670
Other non-current liabilities	—	—	(56)	—	61	5	2	—	—	1	8
Total	(601)	(1,890)	378	—	336	(1,777)	4,587	(6,646)	—	(28)	(3,864)

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

21)	TRADE AND OTHER RECEIVABLES

	As at March 31
Particulars	2020	2021
Trade and other receivables, net of provision	46,814	19,403
Due from employees	542	479
Security deposits, net of provision	8,152	5,900
Interest accrued on term deposits	557	1,549
Total	56,065	27,331
Non-current	2,658	2,154
Current	53,407	25,177
Total	56,065	27,331

The trade receivables primarily consists of airline, corporate and retail customers.

Security deposits include amounts paid in advance to suppliers of hotel and other services in order to guarantee the provision of those services.

The management does not consider there to be significant concentration of credit risk relating to trade and other receivables.

The Group’s exposure to credit and currency risks is disclosed in note 5 and 35.

The information related to impairment losses related to trade and other receivables is disclosed in note 35.

Trade and other receivables from related parties are disclosed in note 38.

22)	CASH AND CASH EQUIVALENTS

	As at March 31
Particulars	2020	2021
Cash in hand	90	65
Funds in transit	4,631	13,236
Bank balances	113,477	218,141
Term deposits	11,683	63,624
Total	129,881	295,066

As of March 31, 2021, bank balances include USD 125 (March 31, 2020: USD 3) against which mainly letters of credit have been issued to various airlines.

Funds in transit represents the amount collected from customers through credit cards/net banking which is outstanding as at the year end and credited to Group’s bank accounts subsequent to the year end.

The Group’s exposure to interest rate risk and a sensitivity analysis for financial assets and financial liabilities is disclosed in note 5 and 35.

23)	TERM DEPOSITS

	As at March 31
Particulars	2020	2021
Term deposits	38,030	154,868
Total	38,030	154,868
Non-current	207	25,043
Current	37,823	129,825
Total	38,030	154,868

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

As of March 31, 2021, term deposits with banks include Nil (March 31, 2020: USD 90) against which mainly letters of credit have been issued to various airlines.

As of March 31, 2021, term deposits include USD 723 (March 31, 2020: USD 1,402) pledged with banks against bank guarantees, bank overdraft facility and other facilities.

24)	OTHER CURRENT ASSETS

	As at March 31
Particulars	2020	2021
Advance to suppliers	49,565	47,530
Prepaid expenses	3,063	2,988
Other assets	800	551
Total	53,428	51,069

25)	OTHER NON-CURRENT ASSETS

	As at March 31
Particulars	2020	2021
Prepaid expenses	131	33
Receivable from related party*	—	55
Total	131	88

*Loan given to Saaranya Hospitality Technologies Private Limited (equity-accounted investee), (refer note 38).

26)	CAPITAL AND RESERVES
A.	Share Capital and Share Premium

	Ordinary Shares*			Class B Shares*
Particulars	Number	Share capital	Share premium	Number	Share capital	Share premium
Balance as at April 1, 2019	60,303,844	31	668,203	42,638,206	21	1,309,115
Shares issued during the year on exercise of share based awards	312,764	—	8,237	—	—	—
Conversion of class B shares to ordinary shares	2,970,295	1	91,195	(2,970,295)	(1)	(91,195)
Balance as at March 31, 2020	63,586,903	32	767,635	39,667,911	20	1,217,920
Balance as at April 1, 2020	63,586,903	32	767,635	39,667,911	20	1,217,920
Shares issued during the year on exercise of share based awards	1,478,172	1	35,642	—	—	—
Balance as at March 31, 2021	65,065,075	33	803,277	39,667,911	20	1,217,920

*	Par value of USD 0.0005 per share

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

The translation reserve comprises foreign currency differences arising from the translation of the financial statements of the Indian, Singapore, Malaysia, Hong Kong, the Netherlands, Thailand, U.A.E, Peru, Colombia, Indonesia and China subsidiaries.

ii.	Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of equity investments at FVOCI.

iii.	Share-based payment reserve

Share-based payment reserve comprises the value of equity-settled share based awards provided to employees including key management personnel, as part of their remuneration.

iv.	Equity component of convertible notes

It represents equity component of convertible notes issued during the year.

C.	Capital management

Equity share capital and other equity are considered for the purpose of Group’s capital management. The Group’s objective for capital management is to manage its capital so as to safeguard its ability to continue as a going concern and to support the growth of the Group. The capital structure of the Group is based on management’s judgement of its strategic and day-to-day needs with a focus on total equity so as to maintain investors, creditors and market confidence. The funding requirements are met through equity, convertible notes and operating cash. The Group’s focus is to keep strong total equity base to ensure independence, security, as well as a high financial flexibility for potential future borrowings, if required without impacting the risk profile of the Group. The Group is not subject to any externally imposed capital requirements.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

27)	LOSS PER SHARE

The following is the reconciliation of the loss attributable to ordinary shareholders (including Class B shareholders) and weighted average number of ordinary shares (including Class B shares) used in the computation of basic and diluted loss per share for the years ended March 31, 2019, 2020 and 2021:

	For the year ended March 31
Particulars	2019	2020	2021
Loss attributable to ordinary shareholders (including Class B shareholders)	(167,759)	(447,781)	(55,639)
Weighted average number of ordinary shares (including Class B shares) outstanding used in computing basic loss per share	103,989,421	105,190,507	106,797,245
Weighted average number of ordinary shares (including Class B shares) outstanding used in computing dilutive loss per share	103,989,421	105,190,507	106,797,245
Loss per share (USD)
Basic	(1.61)	(4.26)	(0.52)
Diluted	(1.61)	(4.26)	(0.52)

For the year ended March 31, 2021, 1,965,251 (March 31, 2020: 2,060,026 and March 31, 2019: 2,445,546) employees share based awards, were excluded from the calculation of diluted weighted average number of ordinary shares as their effect would have been anti-dilutive.

For the year ended March 31, 2021, 812,988 ordinary shares issuable on conversion of convertible notes, were excluded from the calculation of diluted weighted average number of ordinary shares as their effect would have been anti-dilutive.

28)	LOANS AND BORROWINGS

This note provides information about the contractual terms of Group’s interest bearing loans and borrowings, which are measured at amortized cost/fair value. For more information about the Group’s exposure to interest rate, foreign currency and liquidity risk, refer note 5 and 35.

	As at March 31
Particulars	2020	2021
Non-current liabilities
Secured bank loans	698	426
Lease liabilities	20,915	13,616
Convertible notes	—	187,574
Non-current portion of loans and borrowings	21,613	201,616

	As at March 31
Particulars	2020	2021
Current liabilities
Current portion of secured bank loans	333	309
Current portion of lease liabilities	3,638	2,030
Current portion of loans and borrowings	3,971	2,339

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Convertible Notes
Amount
Proceeds from issue of convertible notes	230,000
Issue expenses	(6,539)
Net proceeds	223,461
Amount classified as equity (net of issue expenses USD 1,105) (refer note 17)	(37,768)
Interest accrued	1,881
Carrying amount of liability at March 31, 2021	187,574

On February 9, 2021, the Company issued USD 230,000 principal amount 0.00% convertible senior notes (the "Notes") including USD 30,000 in aggregate principal amount of the Notes issued pursuant to the full exercise of the initial purchasers’ option to purchase additional Notes.

The Notes are convertible based upon an initial conversion rate of 25.8035 of the Company’s ordinary shares, par value USD 0.0005 per share (the “ordinary shares”) per USD 1,000 principal amount of Notes (equivalent to a conversion price of approximately USD 38.75 per ordinary share). The Notes will mature on February 15, 2028, unless earlier repurchased, redeemed or converted. The Notes will be convertible into ordinary shares, at the option of the holders, in integral multiples of USD 1,000 principal amount, at any time prior to the close of business on the second business day preceding February 15, 2028. Holders of the Notes have the right to require the Company to repurchase for cash all or part of their Notes on February 15, 2024 and February 15, 2026 (each, a “repurchase date”) at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid special interest, if any, to, but excluding, the relevant repurchase date.

The conversion rate will be subject to adjustment upon the occurrence of certain specified events, but will not be adjusted for accrued and unpaid special interest, if any. In addition, in connection with a make-whole fundamental change or following the Company’s delivery of a notice of tax redemption, the Company will, in certain circumstances, increase the conversion rate for a holder who elects to convert its Notes “in connection with” such make-whole fundamental change or a notice of tax redemption, as the case may be. Further, the Company may, at its option, redeem the Notes, in whole but not in part, following the occurrence certain tax law changes at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid special interest, if any, to, but excluding, the redemption date (unless the redemption date falls after a special interest record date but on or prior to the special interest payment date to which such special interest record date relates, in which case the Company will instead pay the full amount of accrued and unpaid special interest, if any, to the holder of record as of the close of business on such special interest record date, and the redemption price will be equal to 100% of the principal amount of the Notes to be redeemed).

Upon the occurrence of a fundamental change, holders may require the Company to repurchase for cash all or any portion of their Notes at a fundamental change repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid special interest, if any, to, but excluding, the fundamental change repurchase date.

The Notes are general unsecured obligations of the Company. The Notes rank senior in right of payment to any of the Company’s indebtedness that is expressly subordinated in right of payment to the Notes, rank equal in right of payment to any of the Company’s unsecured indebtedness that is not so subordinated, are effectively subordinated in right of payment to any of the Company’s secured indebtedness to the extent of the value of the assets securing such indebtedness and are structurally junior to all indebtedness and other liabilities of the Company’s subsidiaries.

The carrying amount of the liability component was calculated by measuring the fair value of a similar liability that does not have an associated conversion feature. The carrying amount of the equity component representing the conversion option was determined by deducting the fair value of the liability component from the initial proceeds and recorded as equity component of convertible notes in equity. The resulting discount, together with the allocated issuance costs, are accreted at an effective interest rate of 7.39% over the period from the issuance date to February 15, 2024, the earliest put date of the Notes. The liability component will be accreted up to the principal amount over a remaining period of 2.88 years representing the first date on which the amount could be required to be paid to the Notes holders.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Terms and debt repayment schedule of outstanding loans, lease liabilities and convertible notes:

				As at March 31, 2020		As at March 31, 2021
Particulars	Currency	Interest rate	Year of maturity	Original value	Carrying amount	Original value	Carrying amount
Secured bank loans	INR	7%-11%	2020 - 2026	1,471	1,031	1,288	735
Lease liabilities		10%-11%	2020 - 2028	41,432	24,553	33,118	15,646
Convertible notes	USD	7.39%	2024	—	—	230,000	187,574

The bank loans are secured over motor vehicles with a carrying amount of USD 778 as at March 31, 2021 (March 31, 2020: USD 1,089).

The information related to contractual maturities of lease liabilities is disclosed in note 35.

Credit facilities

The Group has fund based limits with various banks amounting to USD 50,750 as at March 31, 2021 (March 31, 2020: USD 5,347). Additionally, in order to increase balance sheet flexibility and provide a back-up source of liquidity for any contingencies or investment opportunities, the Group has secured credit and guarantee facilities USD 70,000 facility from an affiliate of Group's largest shareholder. As at March 31, 2021 (March 31, 2020: Nil) the Group has drawn Nil against these limits.

As at March 31, 2021, the Group has obtained limits of  USD 11,515 (March 31, 2020: USD 37,796) for bank guarantees, primarily in favor of International Air Transport Association (“IATA”) and other suppliers from various banks, against any payment default by the Company. Against these limits, the Group has pledged certain term deposits (refer note 23), property, plant and equipment, inventory and trade receivables of USD 43,580 (March 31, 2020: USD 79,811) of various subsidiaries which are availing these limits. As at March 31, 2021 and March 31, 2020, the Parent Company has issued guarantees to a bank in respect of credit facilities granted to MakeMyTrip (India) Private Limited and Ibibo Group Private Limited.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Reconciliation of movements of liabilities to cash flows arising from financing activities:

Changes in cash flows from financing activities

	Liabilities
	Convertible Notes	Lease liabilities	Secured bank loans	Total
Balance as at April 1, 2018	—	—	652	652

Proceeds from bank loans	—	—	336	336
Repayment of bank loans	—	—	(239)	(239)
Interest accrued	—	—	50	50
Interest paid	—	—	(50)	(50)
Effect of change in foreign exchange rates	—	—	(42)	(42)
Balance as at March 31, 2019	—	—	707	707
Impact due to initial application of IFRS 16	—	24,877	—	24,877
Restated balance as at April 1, 2019	—	24,877	707	25,584

Proceeds from bank loans	—	—	702	702
Repayment of bank loans	—	—	(316)	(316)
Acquired though business combination	—	945	9	954
Additions to lease liabilities	—	3,974	—	3,974
Payment of lease liabilities	—	(3,481)	—	(3,481)
Interest accrued	—	2,731	61	2,792
Interest paid	—	(2,731)	(61)	(2,792)
Effect of change in foreign exchange rates	—	(1,762)	(71)	(1,833)

Balance as at March 31, 2020	—	24,553	1,031	25,584

Proceeds from bank loans	—	—	191	191
Repayment of bank loans	—	—	(505)	(505)
Proceeds from issuance of convertible notes (excluding equity component)	191,127	—	—	191,127
Direct cost incurred in relation to convertible notes (excluding equity component)	(5,434)	—	—	(5,434)
Additions to lease liabilities	—	1,277	—	1,277
Adjustment due to modifications	—	(8,564)	—	(8,564)
Payment of lease liabilities	—	(2,045)	—	(2,045)
Interest accrued	1,881	1,867	116	3,864
Interest paid	—	(1,867)	(116)	(1,983)
Effect of change in foreign exchange rates	—	425	18	443

Balance as at March 31, 2021	187,574	15,646	735	203,955

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

29)	OTHER CURRENT LIABILITIES

	As at March 31
Particulars	2020	2021
Statutory liabilities	5,688	11,261
Employee related payables	7,066	6,914
Refund due to customers	22,558	49,527
Deferred income	236	576
Other liabilities (related to business combination) (refer note 7 (b))	5,441	5,473
Total	40,989	73,751

30)	OTHER NON-CURRENT LIABILITIES

	As at March 31
Particulars	2020	2021
Deferred income	295	815
Other liabilities (related to business combination) (refer note 7 (b))	9,480	9,402
Total	9,775	10,217

31)	TRADE AND OTHER PAYABLES

	As at March 31
Particulars	2020	2021
Trade payables	21,018	23,812
Accrued expenses	49,729	29,769
Total	70,747	53,581

The Group's exposure to currency and liquidity risk related to trade and other payables is disclosed in note 5 and 35.

32)	PROVISIONS

	As at March 31
Particulars	2020	2021
Provision for litigations	30,800	30,800
	30,800	30,800
Movement of provision
Opening Balance	—	30,800
Provided/(utilized) during the year	30,800	—
Closing Balance	30,800	30,800

During the year ended March 31, 2020, the Group has recorded provisions in relation to ongoing litigations, which represent the best estimate of the expenditure to be incurred.  The matters are currently pending at the Court and their outcome is uncertain.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

33)	EMPLOYEE BENEFITS

	As at March 31
Particulars	2020	2021
Net defined benefit liability	4,834	5,849
Other long term employee benefit (liability for compensated absences)	1,501	1,630
Total employee benefit liabilities	6,335	7,479

	As at March 31
Particulars	2020	2021
Present value of unfunded obligation	4,834	5,849
Total	4,834	5,849

Defined Benefit Plan

The Group’s gratuity scheme for the employees of its Indian subsidiaries (MakeMyTrip (India) Private Limited (‘MMT India’), Ibibo Group Private Limited (‘Ibibo’), Bitla Software Private Limited (‘Bitla’), Quest2Travel.com India Private Limited (‘Q2T’) and TripMoney Fintech Solutions Private Limited (‘TripMoney’) is a defined benefit plan. The plans in Ibibo and Q2T are funded, whereas plans in MMT India, Bitla and TripMoney are unfunded. Gratuity is paid as a lump sum amount to employees at retirement or termination of employment at an amount based on the respective employee’s eligible salaries and the years of employment with the Group.

A.Movement in the net defined benefit liability

The following table shows a reconciliation from the opening balances to the closing balances for the net defined liability and its components.

Particulars	Defined benefit obligation		Fair value of plan assets		Net defined benefit liability
	As at March 31		As at March 31		As at March 31
	2020	2021	2020	2021	2020	2021
Balance as at April 1	4,269	5,669	(845)	(835)	3,424	4,834
Acquired through business combination	281	—	(167)	—	114	—
Included in profit or loss
Current service cost	930	949	—	—	930	949
Past service cost	432	—	—	—	432	—
Interest cost (income)	302	283	(66)	(38)	236	245
	1,664	1,232	(66)	(38)	1,598	1,194
Included in other comprehensive income
Remeasurement loss (gain) :
-Actuarial loss (gain) arising from :
-financial assumptions	(72)	(158)	—	—	(72)	(158)
-experience adjustment	314	493	—	—	314	493
-Return on plan assets excluding interest income	—	—	104	(136)	104	(136)
	242	335	104	(136)	346	199

Effects of movement in foreign exchange rates	(406)	125	66	(15)	(340)	110
Other
Contribution by employer	—	—	(26)	(2)	(26)	(2)
Benefits paid	(381)	(871)	99	385	(282)	(486)
Balance as at March 31	5,669	6,490	(835)	(641)	4,834	5,849

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

	As at March 31
Particulars	2020	2021
Present value of defined benefit obligation	5,669	6,490
Less: fair value of plan assets	(835)	(641)
Net defined benefit liability	4,834	5,849

	As at March 31
Net defined benefit liability represented by:	2020	2021
MMT India	3,465	3,996
Ibibo	1,104	1,463
Bitla	104	200
Q2T	161	170
TripMoney	—	20

B.	Actuarial assumptions

Principal actuarial assumptions are given below:

	As at March 31
Particulars	2020	2021
Discount rate (per annum)	5.70% - 6.40%	5.40% - 6.20%
Future salary growth (per annum)	5.00% - 11.00%	5.00% - 11.00%
Withdrawal rate	25.00%	10.00% - 25.00%
Retirement age (years)	58 - 65	58 - 65

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

The future salary growth rate takes into account inflation, seniority, promotion and other relevant factors on long-term basis.

The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the prior period.

C.	Sensitivity analysis

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

Particulars	For the year ended March 31, 2020		For the year ended March 31, 2021
	Increase	Decrease	Increase	Decrease
Discount rate (1% movement)	(251)	274	(257)	280
Future salary growth (1% movement)	276	(260)	275	(260)
Withdrawal rates (10% movement)	(636)	1,240	(632)	1,185

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

D.	Plan assets

Plan assets comprise the following:

	As at March 31
Particulars	2020	2021
Funds managed by the insurer	100%	100%

E. Description of plan characteristics

The Gratuity scheme is a final salary Defined Benefit Plan that provides for a lump sum payment made on exit either by way of retirement, death, disability or voluntary withdrawal. The benefits are defined on the basis of final salary and the period of service and paid as lump sum at exit.

F. Description of plan associated risks

The plan design means the risks commonly affecting the liabilities and the financial results are expected to be:

1. Interest rate risk : The defined benefit obligation calculated uses a discount rate based on government bonds. If bond yields fall, the defined benefit obligation will tend to increase.

2. Salary Inflation risk : Higher than expected increases in salary will increase the defined benefit obligation.

3. Demographic risk : This is the risk of variability of results due to unsystematic nature of decrements that include mortality, withdrawal, disability and retirement. The effect of these decrements on the defined benefit obligation is not straight forward and depends upon the combination of salary increase, discount rate and vesting criteria. It is important not to overstate withdrawals because in the financial analysis the retirement benefit of a short career employee typically costs less per year as compared to a long service employee.

G. Description of funding arrangements and policies related to plan assets of Ibibo

There are no statutory minimum funding requirements for such plan mandated in India. However a Company can fund the benefits by way of a separate irrevocable Trust to take advantage of tax exemptions and also to ensure security of benefits.

The scheme is funded by way of a separate irrevocable Trust and the Company is expected to make regular contributions to the Trust. The fund is managed by an insurance company and the assets are invested in their conventional group gratuity product. The fund provides a capital guarantee of the balance accumulated and declares interest periodically that is credited to the fund account. Although we know that the fund manager invests the funds as per products approved by Insurance Regulatory and Development Authority and investment guidelines as stipulated under section 101 of IT Act, the exact asset mix is unknown and not publicly available. The Trust assets managed by the fund manager are highly liquid in nature and we do not expect any significant liquidity risks.

The Trustees are responsible for the investment of the assets of the Trust as well as the day to day administration of the scheme. Administrative expenses of the trust are met by the company. The Trustees are required to conduct necessary business e.g. approval of trust's financial statements, review investment performance.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

H. Expected benefit payments for the year ending:

Amount
March 31, 2022	1,252
March 31, 2023	1,227
March 31, 2024	1,336
March 31, 2025	1,363
March 31, 2026	1,402
Thereafter	5,494

The weighted average duration of the defined benefit obligation is 4-6 years (March 31, 2020: 4-7 years)

34)	SHARE BASED PAYMENT

Description of the share based payment arrangements

Share Option Programs (Equity-Settled)

a)	MakeMyTrip.com Equity Option Plan (MMT ESOP Plan)

In 2000, the Group approved a share option programme in Mauritius, named the MakeMyTrip.com Equity Option Plan (“MMT ESOP Plan”). In June 2009, this plan was expanded in order to issue share options to employees of subsidiaries and directors of the Group. The Group replaced certain share options to acquire shares in its Indian subsidiary held by employees at its subsidiaries with options granted under the MMT ESOP Plan. Total options granted under this plan were 2,703,810 during the year ended March 31, 2010. No options were granted during the year ended March 31, 2019, 2020 and 2021, respectively.

The number and weighted average exercise price of share options under MMT ESOP plan are as follows:

	Weighted Average Exercise Price per share (USD)	Number of Options	Weighted Average Exercise Price per share (USD)	Number of Options	Weighted Average Exercise Price per share (USD)	Number of Options
	For the Year Ended March 31
Particulars	2019	2019	2020	2020	2021	2021
Outstanding at beginning of the year	1.28	261,410	1.98	17,839	1.98	17,839
Exercised during the year	1.23	(243,571)	—	—	—	—
Outstanding at the end of the year	1.98	17,839	1.98	17,839	1.98	17,839
Exercisable at the end of the year	1.98	17,839	1.98	17,839	1.98	17,839

The options outstanding at March 31, 2021 have an exercise price per share of USD 1.98 (March 31, 2020: USD 1.98 and March 31, 2019:USD 1.98) and a weighted average contractual life of 3 months (March 31, 2020: 1 year and 3 months and March 31, 2019: 2 years and 3 months).

b)	Share Incentive Plan
i)	Restricted Share Units (RSUs)

In 2010, the Group approved a share incentive plan in Mauritius, named the MakeMyTrip 2010 Share Incentive Plan (“Share Incentive Plan”). During the year ended March 31, 2019, 2020 and 2021, the Group granted restricted share units, or RSUs, under the plan to eligible employees and non-employees. Each RSUs represents the right to receive one common share. The fair value of each RSUs is the market price of one common share of the Group on the date of grant.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Terms and Conditions of the Share Incentive Plan

The terms and conditions relating to the RSUs grants under this Share Incentive Plan are given below:

Grant details	Number of instruments	Vesting conditions	Contractual life of RSUs
RSUs granted during the year ended March 31, 2019	1,325,531	Refer notes	4 – 8 years
RSUs granted during the year ended March 31, 2020	1,334,759	Refer notes	4 – 8 years
RSUs granted during the year ended March 31, 2021	1,478,191	Refer notes	4 – 8 years

Notes:

Of the RSUs granted during the year ended March 31, 2021:

- 205,872 (March 31, 2020: 846,044 and March 31, 2019: 1,199,663) RSUs have graded vesting over 4 years: 10% on the expiry of 12 months from the grant date, 20% on the expiry of 24 months from the grant date, 30% on the expiry of 36 months from the grant date, 40% on the expiry of 48 months from the grant date.

- 484,152 (March 31, 2020: 305,131 and March 31, 2019: Nil) RSUs have graded vesting over 4 years: 25% on the expiry of 12 months from the grant date, 25% on the expiry of 24 months from the grant date, 25% on the expiry of 36 months from the grant date, 25% on the expiry of 48 months from the grant date.

- 251,750 (March 31, 2020: Nil and March 31, 2019: Nil) RSUs have graded vesting over 2 years: 25% on the expiry of 6 months from the grant date, 25% on the expiry of 12 months from the grant date, 25% on the expiry of 18 months from the grant date, 25% on the expiry of 24 months from the grant date.

- 209,611 (March 31, 2020: Nil and March 31, 2019: Nil) RSUs have graded vesting over 1 year: 25% on the expiry of 3 months from the grant date, 25% on the expiry of 6 months from the grant date, 25% on the expiry of 9 months from the grant date, 25% on the expiry of 12 months from the grant date.

  - Nil (March 31, 2020: Nil and March 31, 2019: 125,868) RSUs have graded vesting over 4 years: 50% on the expiry of 36 months from the grant date, and 50% on the expiry of 48 months from the grant date. Further, the Group's estimate of the number of shares to be issued is adjusted upward or downward based upon the probability of achievement of the individual performance. Maximum shares the employees are eligible to receive under this scheme are 120% of the total RSUs granted.

- Nil (March 31, 2020: 180,714 and March 31, 2019: Nil) RSUs have 100% vesting on September 30, 2022, 325,444 (March 31, 2020: 2,098 and March 31, 2019: Nil) RSUs have 100% vesting on September 30, 2023  and 779 (March 31, 2020: Nil and March 31, 2019: Nil) RSUs have 100% vesting on September 30, 2024. Further, the Group's estimate of the number of shares to be issued is adjusted upward or downward based upon the probability of achievement of the factors like Group performance (revenue, profit and gross merchandise value) of next three financial years and service condition. Maximum shares the employees are eligible to receive under this scheme are 150% of the total RSUs granted.

- 583 (March 31, 2020: 772 and March 31, 2019: Nil) RSUs were fully vested on the grant date.

- These RSUs can be exercised within a period of 48 months from the date of vesting or within a period of six months from the date of termination of employment, whichever is earlier.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

The number and weighted average exercise price of RSUs under the share incentive plan are as follows:

	Weighted Average Exercise Price per share (USD)	Number of Awards	Weighted Average Exercise Price per share (USD)	Number of Awards	Weighted Average Exercise Price per share (USD)	Number of Awards
	For the Year Ended March 31
Particulars	2019	2019	2020	2020	2021	2021
Outstanding at beginning of the year	0.0005	5,433,399	0.0005	5,734,826	0.0005	6,437,422
Granted during the year	0.0005	1,325,531	0.0005	1,334,759	0.0005	1,478,191
Forfeited and expired during the year	0.0005	(307,257)	0.0005	(319,399)	0.0005	(470,810)
Exercised during the year	0.0005	(716,847)	0.0005	(312,764)	0.0005	(1,465,072)
Outstanding at the end of the year	0.0005	5,734,826	0.0005	6,437,422	0.0005	5,979,731
Exercisable at the end of the year	0.0005	1,650,767	0.0005	2,812,252	0.0005	3,328,012

The grant date fair value of RSUs granted during the year is in the range of USD 13.34 to USD 30.92 (March 31, 2020: USD 22.43 to USD 27.60 and March 31, 2019: USD 24.33 to USD 36.15).

The RSUs outstanding at March 31, 2021 have an exercise price per share of USD 0.0005 (March 31, 2020: USD 0.0005 and March 31, 2019: USD 0.0005) and a weighted average contractual life of 4.2 years (March 31, 2020: 4.6 years and March 31, 2019: 4.9 years).

During the year ended March 31, 2021, share based payment expense recognized under personnel expenses (refer note 13) amounted to USD 28,141 (March 31, 2020: USD 36,388 and March 31, 2019:  USD 39,714) and, under legal and professional expenses (refer note 14) amounted to Nil (March 31, 2020: 144 and March 31, 2019 : 288) for the RSUs granted under the share incentive plan.

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

Terms and Conditions of the Share Incentive Plan

The terms and conditions relating to the ESOPs grants under this Share Incentive Plan are given below:

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

- These ESOPs can be exercised within a period of 48 months from the date of vesting or within a period of six months from the date of termination of employment, whichever is earlier.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

The number and weighted average exercise price of ESOPs under share incentive plan are as follows:

	Weighted Average Exercise Price per ESOP (USD)	Number of Awards	Weighted Average Exercise Price per ESOP (USD)	Number of Awards
	For the Year Ended March 31
Particulars	2020	2020	2021	2021
Outstanding at beginning of the year	—	—	2,229	21,588
Granted during the year	2,229	21,588	—	—
Forfeited and expired during the year	2,229	—	2,229	(1,968)
Exercised during the year	2,229	—	2,229	(131)
Outstanding at the end of the year	2,229	21,588	2,229	19,489
Exercisable at the end of the year	—	—	2,229	6,409

The ESOPs outstanding at March 31, 2021 have an exercise price per option of USD 2,229 (March 31, 2020: USD 2,229 and March 31, 2019: Nil) and a weighted average contractual life of 4.5 years (March 31, 2020: 5.5 years and March 31, 2019: Nil).

During the year ended March 31, 2021, share based payment expense recognized under personnel expenses (refer note 13) amounted to USD 7,448 (March 31, 2020: USD 5,099 and March 31, 2019: Nil) for the ESOPs granted under the share incentive plan.

Inputs for Measurement of Grant Date Fair Values of ESOPs

For the Year Ended March 31
Fair value of ESOP and assumptions	2020
Share price at grant date (USD)	2,302
Fair value at grant date (USD)	722 - 1,014
Exercise price (USD)	2,229
Expected volatility	43.8% - 49.0%
Expected term	3-5 years
Expected dividends	—
Risk-free interest rate	1.5%

c)	Bona Vita Employees Stock Option Plan 2016

In 2016, one of the Group’s subsidiary approved a share incentive plan in India, named the Bona Vita Employees Stock Option Plan 2016 (“Bona Vita ESOP Plan”). During the year ended March 31, 2019, 2020, 2021 respectively, no employee stock options or ESOPs, were granted to employees. Each ESOP represents the right to receive one common share of the subsidiary.

ESOPs have graded vesting over 4 years from the grant date with first vesting date after one year from the grant date. The contractual life of the ESOPs granted under this plan was 10 years from the vesting date.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

The number and weighted average exercise price of employee stock options under the Bona Vita ESOP Plan are as follows:

	Weighted Average Exercise Price per share (USD)	Number of Awards	Weighted Average Exercise Price per share (USD)	Number of Awards
	For the Year Ended March 31
Particulars	2019	2019	2020	2020
Outstanding at beginning of the year	0.0154	21,955	0.0154	13,664
Granted during the year	—	—	—	—
Forfeited and expired during the year	0.0154	(8,291)	0.0141	(9,117)
Exercised during the year	—	—	0.0141	(4,547)
Outstanding at the end of the year	0.0154	13,664	—	—
Exercisable at the end of the year	0.0154	13,664	—	—

During the year ended March 31, 2020, plan has been closed and all related liabilities has been settled with the employees.

The ESOPs outstanding at March 31, 2020 have an exercise price per share of  Nil  (March 31, 2019: USD 0.0154) and a weighted average contractual life of Nil (March 31, 2019: 8.7 years).

During the year ended March 31, 2020, share based payment expense recognized under personnel expenses (refer note 13) amounted to Nil (March 31, 2019: USD 31 ) for the ESOPs granted under the Bona Vita ESOP plan.

35)	FINANCIAL INSTRUMENTS

Credit Risk

Exposure to Credit Risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	As at March 31
Particulars	2020	2021
Trade and other receivables	56,065	27,331
Receivable from related party	—	55
Term deposits	38,030	154,868
Cash and cash equivalents (except cash in hand)	129,791	295,001
Total	223,886	477,255

The cash and cash equivalents and term deposits are mainly held with banks, which are rated A+, A, AA-, BB+, BBB-, based on rating agency Fitch ratings.

The maximum exposure to credit risk for trade and other receivables at the reporting date by geographic region was:

	As at March 31
Particulars	2020	2021
India	48,758	23,571
Thailand	3,901	1,324
Malaysia	318	157
Singapore	562	188
Others	2,526	2,091
Total	56,065	27,331

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

The maximum exposure to credit risk for trade and other receivables and term deposits at the reporting date by type of counterparty was:

	As at March 31
Particulars	2020	2021
Airlines	16,564	6,239
Retail customers	3,145	117
Corporate customers	26,625	10,757
Deposit with hotels and others	8,152	5,900
Term deposits with bank	38,030	154,868
Others	1,579	4,318
Total	94,095	182,199

Impairment Losses

The Group uses a provision matrix to compute the expected credit loss allowance for trade and other receivables. The provision matrix takes into account available external and internal credit risk factors such as credit default and the Group's historical experience for customers.

The age of trade and other receivables, term deposits, and security deposits at the reporting date was:

	As at March 31
	2020		2021
Particulars	Gross	Impairment	Gross	Impairment
Not past due	58,418	—	166,805	—
Past due 0-30 days	14,834	—	7,600	—
Past due 30-120 days	13,531	—	4,704	—
More than 120 days	10,205	2,893	5,571	2,481
Total	96,988	2,893	184,680	2,481

The movement in the allowance for impairment in respect of trade and other receivables during the year was as follows:

	For the year ended March 31
Particulars	2020	2021
Balance at the beginning of the year	1,851	2,893
Allowance for impairment	1,563	358
Amounts written off against the allowance	(346)	(908)
Effects of movement in exchange rate	(175)	138
Balance at the end of the year	2,893	2,481

Allowance for impairment mainly represents amounts due from airlines and retail customers. Based on historical experience, the Group believes that no impairment allowance is necessary, apart from above, in respect of trade and other receivables.

Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

As at March 31, 2020

Non-derivative financial liabilities (including hybrid financial liabilities)	Carrying amount	Contractual cash flows*	6 months or less	6 -12 months	1 -2 years	2 -5 years	More than 5 years
Lease liabilities	24,553	(35,539)	(3,236)	(2,779)	(4,978)	(12,463)	(12,083)
Secured bank loans	1,031	(1,188)	(207)	(205)	(371)	(405)	—
Trade and other payables	70,747	(70,747)	(70,747)	—	—	—	—
Other liabilities (related to business combination)	14,921	(16,710)	(5,570)	—	(5,570)	(5,570)	—
Refund due to customers	22,558	(22,558)	(22,558)	—	—	—	—
Total	133,810	(146,742)	(102,318)	(2,984)	(10,919)	(18,438)	(12,083)

Notes: *	Represents undiscounted cash flows of interest and principal

As at March 31, 2021

Non-derivative financial liabilities (including hybrid financial liabilities)	Carrying amount	Contractual cash flows*	6 months or less	6 -12 months	1 -2 years	2 -5 years	More than 5 years
Convertible notes	187,574	(230,000)	—	—	—	(230,000)	—
Lease liabilities	15,646	(21,956)	(1,745)	(1,798)	(3,636)	(8,318)	(6,459)
Secured bank loans	735	(824)	(186)	(174)	(258)	(206)	—
Trade and other payables	53,581	(53,581)	(53,581)	—	—	—	—
Other liabilities (related to business combination)	14,875	(17,055)	(5,685)	—	(5,685)	(5,685)	—
Refund due to customers	49,527	(49,527)	(49,527)	—	—	—	—
Total	321,938	(372,943)	(110,724)	(1,972)	(9,579)	(244,209)	(6,459)

Notes: *	Represents undiscounted cash flows of interest and principal

The balanced view of liquidity and financial indebtedness (excluding lease liabilities) is stated in the table below:

	As at March 31
Particulars	2020	2021
Cash and cash equivalents	129,881	295,066
Term deposits	38,030	154,868
Loans and borrowings	(1,031)	(188,309)
Net cash position	166,880	261,625

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

The Group’s exposure to foreign currency risk was based on the following amounts as at the reporting dates (in equivalent USD):

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Between USD and INR

	As at March 31
Particulars	2020	2021
Trade and other receivables	1,403	956
Trade and other payables	(168,676)	(210,884)
Cash and cash equivalents	605	136
Net exposure	(166,668)	(209,792)

The following significant exchange rates applied during the year:

	Average exchange rate per unit		Reporting date rate per unit
	Financial Year		As at March 31
USD	2019-20	2020-21	2020	2021
INR 1	0.0141	0.0135	0.0134	0.0136

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

	For the year ended March 31
Particulars	2020	2021
10% strengthening of USD against INR	(15,152)	(19,072)

A 10% depreciation of the USD against INR, would have had the equal but opposite effect on the above currency to the amounts shown above, on the basis that all other variables remain constant.

Interest Rate Risk

Profile

At the reporting date the interest rate profile of the Group’s fixed rate interest-bearing financial instruments was as follows:

	As at March 31
Particulars	2020	2021
Fixed rate instruments
Financial assets
Term deposits	38,030	154,868
Receivable from related party	—	55

Financial liabilities
Secured bank loans	(1,031)	(735)
	36,999	154,188

Fair Value Sensitivity Analysis

The Group does not account for any fixed rate financial assets and liabilities at fair value through profit or loss. Therefore, a change in interest rates at the reporting date would not affect profit or loss.

The Group does not have any variable rate interest bearing financial instruments.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Fair Values

Fair Values versus Carrying Amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	As at March 31, 2020		As at March 31, 2021
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets measured at fair value
Other investments - equity securities (FVOCI)	3,584	3,584	5,409	5,409
	3,584	3,584	5,409	5,409

Financial assets not measured at fair value (Amortised cost)
Other investments - other securities	99	99	99	99
	99	99	99	99

Financial liabilities measured at fair value
Other liabilities (related to business combination)	14,921	14,921	14,875	14,875
	14,921	14,921	14,875	14,875

Financial liabilities not measured at fair value (Other financial liabilities)
Secured bank loans	1,031	1,031	735	735
Convertible notes	-	-	187,574	187,574
	1,031	1,031	188,309	188,309

The fair value measurements of financial assets and liabilities reported above have been categorized as Level 3 fair values based on the inputs to the valuation techniques used.

Fair value of trade and other receivables, term deposits, cash and cash equivalents, receivable from related party, trade and other payables, and refund due to customers is reasonably approximates to its carrying amount.

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	As at March 31, 2021
Particulars	Level 1	Level 2	Level 3	Total
Other investments (equity securities-FVOCI)	—	—	5,409	5,409
Total Assets	—	—	5,409	5,409

Other liabilities (related to business combination)	—	—	14,875	14,875
Total Liabilities	—	—	14,875	14,875

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

	As at March 31, 2020
Particulars	Level 1	Level 2	Level 3	Total
Other investments (equity securities-FVOCI)	—	—	3,584	3,584
Total Assets	—	—	3,584	3,584

Other liabilities (related to business combination)	—	—	14,921	14,921
Total Liabilities	—	—	14,921	14,921

The following tables shows a reconciliation from the beginning balances to the ending balances for fair value measurement in Level 3 of the fair value hierarchy:

	As at March 31, 2021
Particulars	Other liabilities (related to business combination)	Other investments (equity securities-FVOCI)
Opening balances	14,921	3,584
Total gains and losses recognized in:
—profit or loss	(350)	—
—other comprehensive income
-net change in fair value	—	1,825
-effect of movements in foreign exchange rates	304	—
Closing balances	14,875	5,409

	As at March 31, 2020
Particulars	Other liabilities (related to business combination)	Other investments (equity securities-FVOCI)	Right to receive equity stake in a travel entity
Opening balances	—	5,563	411
Acquired through business combination (refer note 7)	14,550	—	—
Total gains and losses recognized in:
—profit or loss	1,421	—	30
—other comprehensive income
-net change in fair value	—	(1,979)	—
-effect of movements in foreign exchange rates	(1,050)	—	—
Settlement by issuance of shares (refer note 24)	—	—	(441)
Closing balances	14,921	3,584	—

There were no transfers between Level 1, Level 2 and Level 3 during the year.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Valuation Techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 3 fair values as at March 31, 2021 and March 31, 2020, as well as the significant unobservable inputs used.

Financial Instruments measured at fair value:

Type	Valuation technique	Significant unobservable inputs	Inter- relationship between significant unobservable inputs and fair value measurement
Other investments - equity securities	Discounted cash flows: The valuation model considers the present value of expected free cash flows, discounted using a risk adjusted discount rate.	Forecast annual revenue growth rate : 4% - 25% (March 31, 2020: (47%) - 50%) Forecast EBITDA margin: (3%) - 25% (March 31, 2020: (13%) - 26%) Risk adjusted discount rate: 17.0% (March 31, 2020: 17.0%)

The estimated fair value would increase (decrease) if :

  - the annual revenue growth rate were higher (lower)

  - the EBITDA margin were higher (lower)

  - the risk adjusted discount rate was lower (higher)

Other liabilities (related to business combination)	Discounted cash flows: The valuation model considers the present value of the expected future payments, discounted using a risk-adjusted discount rate.	Expected cash flows: USD 17,054 (March 31, 2020: USD 16,710) Risk-adjusted discount rate: 10.20% (March 31, 2020: 10.20%)	The estimated fair value would increase (decrease) if: – the expected cash flows were higher (lower); – the risk-adjusted discount rate were lower (higher).

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Financial Instruments not measured at fair value:

Type	Valuation technique	Significant unobservable inputs
Other financial assets and liabilities*	Discounted cash flows	Not applicable

Notes: *

Other financial assets include trade and other receivables, term deposits, cash and cash equivalents, receivable from related party and other investments-other securities. Other financial liabilities include secured bank loans, trade and other payables, refund due to customers, convertible notes and lease liabilities.

Sensitivity Analysis

Other investments – equity securities

For the fair values of other investments-equity securities, reasonably possible changes of 100 basis points at the reporting date to one of the significant unobservable inputs, holding other inputs constant, would have the following effects:

	For the year ended March 31, 2020		For the year ended March 31, 2021
	Other Comprehensive Income		Other Comprehensive Income
	Increase	Decrease	Increase	Decrease
Annual revenue growth rate	314	(312)	424	(414)
EBITDA Margin	145	(145)	265	(265)
Risk adjusted discount rate	(280)	330	(419)	492

Other liabilities (related to business combination)

For the fair values of other liabilities related to business combination, reasonably possible changes of 100 basis points at the reporting date to one of the significant unobservable inputs, holding other inputs constant, would have the following effects:

	For the year ended March 31, 2020		For the year ended March 31, 2021
	Profit or loss		Profit or loss
	Increase	Decrease	Increase	Decrease
Risk adjusted discount rate	144	(149)	179	(185)

Impact of COVID-19 pandemic

Financial assets carried at fair value as at March 31, 2021 is USD 5,409 (March 31, 2020: USD 3,584), which is measured using level 3 inputs. This financial asset represents investment made in equity shares of companies engaged in travel business, which is fair valued based on discounted cash flow method after considering the uncertainties arising out of COVID-19 pandemic.

Financial assets of USD 450,088 as at March 31, 2021(March 31, 2020: USD 168,010), carried at amortised cost is in the form of cash and cash equivalents, term deposits with bank, other investments - other securities and receivable from related party where the Group has assessed the counterparty credit risk. Trade and other receivables of USD 27,331 as at March 31, 2021 (March 31, 2020: USD 56,065), forms a significant part of the financial assets carried at amortised cost which is valued considering provision for allowance using expected credit loss method. In addition to the historical pattern of credit loss, management have considered the likelihood of increased credit risk and consequential default considering emerging situations due to the COVID-19 pandemic. This assessment is not based on any mathematical model but an assessment considering the nature of counterparty, impact immediately seen in the demand outlook of these counterparties and the financial strength of the counterparties in respect of whom amounts are receivable.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

36)	CAPITAL COMMITMENTS

Estimated amount of contracts remaining to be executed on capital account and not provided for (net of advances) aggregate USD 77 as at March 31, 2021 (March 31, 2020: USD 326).

37)	LEASES

Leases as lessee (IFRS 16)

The Group leases property taken for offices. The lease typically runs for a period of 1-12 years. Some leases also include common area maintenance charges along with monthly rentals. Previously, till March 31, 2019, these lease were classified as operating leases under per IAS 17.

Information about leases for which the Group is a lessee is presented below:

i) Right-of-use assets

The Group presents right-of-use assets that do not meet the definition of investment property in 'property, plant and equipment', the same line item as it presents underlying assets of the same nature that it owns (refer note 18).

	As at March 31
	2020	2021
Opening balance	24,994	23,330
Additions to right-of-use assets	3,974	1,275
Acquisitions through business combination (refer note 7(b))	945	—
Effect of movements in foreign exchange rates	(1,299)	391
Derecognition of right-of-use assets	—	(6,625)
Depreciation charged during the year	(5,284)	(4,333)
Closing Balance	23,330	14,038

ii) Amounts recognised in statement of profit or loss

	For the year ended March 31
	2019	2020	2021
Interest on lease liabilities (refer note 16)	—	2,731	1,867
Depreciation on right-of-use assets (refer note 18)	—	5,284	4,333
Rent (leases under IAS 17) (refer note 14)	6,581	—	—

iii) Amounts recognised in statement of cash flows

	For the year ended March 31
	2019	2020	2021
Total cash outflows for leases (principal + interest)	—	6,212	3,912

iv) Extension option

Some property leases contain extension options exercisable by the Group for 3-5 years after the end of the non-cancellable contract period. Where practicable, the Group seeks to include extension options in new leases to provide operational flexibility. The extension options held are exercisable only by the Group and not by the lessors. The Group assesses at lease commencement date whether it is reasonably certain to

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

exercise the extension options. The Group reassesses whether it is reasonably certain to exercise the options if there is a significant event or significant changes in circumstances within its control.

Impact of COVID-19 pandemic

The Group has adopted amendment in IFRS 16 related to COVID- 19 – Related Rent Concession which provide lessees with an exemption from assessing whether a COVID-19 -related rent concession is a lease modification. It requires lessees that apply the exemption to account for COVID-19 -related rent concessions as if they were not lease modifications. Lessees need to disclose that fact and need to apply the exemption retrospectively in accordance with IAS 8, but they do not require to restate prior period numbers. The practical expedient is available only for lease payments originally due upto June 2022. Accordingly, the Group has reversed lease liabilities with a corresponding recognition of income in profit or loss of USD 911 for the year ended March 31, 2021.

38)	RELATED PARTIES

Related parties and nature of related party relationships:

Nature of relationship	Name of related parties
Key management personnel	Deep Kalra
Key management personnel	Rajesh Magow
Key management personnel	Mohit Kabra
Key management personnel	Aditya Tim Guleri
Key management personnel	James Jianzhang Liang#
Key management personnel	Paul Laurence Halpin#^ (from April 30, 2018)
Key management personnel	Jane Jie Sun# (from August 30, 2019)
Key management personnel	Cindy Xiaofan Wang# (from August 30, 2019)
Key management personnel	Xing Xiong# (from August 30, 2019)
Key management personnel	Xiangrong Li (from September 6, 2019)
Key management personnel	Vivek Narayan Gour (upto September 6, 2019)
Key management personnel	Patrick Luke Kolek* (upto August 30, 2019)
Key management personnel	Charles St Leger Searle* (upto August 30, 2019)
Key management personnel	Aileen O’Toole* (from January 24, 2019 to August 30, 2019)
Key management personnel	Oliver Minho Rippel*(upto January 24, 2019)
Key management personnel	Yuvraj (Raj) Thacoor* (upto April 30, 2018)
Entity providing key management personnel services	IQ EQ Corporate Services (Mauritius) Limited
Entities having significant influence over the Company and its subsidiaries	Naspers Limited and its subsidiaries (upto August 30, 2019)
Entities having significant influence over the Company and its subsidiaries	Trip.com Group Limited (formerly known as Ctrip.com International, Limited)and its subsidiaries (from August 30, 2019)
Equity-accounted investee	Inspirock, Inc.
Equity-accounted investee	Simplotel Technologies Private Limited
Equity-accounted investee	Saaranya Hospitality Technologies Private Limited
Equity-accounted investee	Pasajebus SpA (from May 7, 2019)
Equity-accounted investee and its subsidiaries	HolidayIQ Pte. Ltd and its subsidiaries (upto January 10, 2020)

Notes: #	nominees of Trip.com Group, Limited (Trip.com)

*nominees of MIH Internet SEA Pte. Ltd. (MIH) (subsidiary of Naspers Limited)

^	Paul Laurence Halpin, who was formerly a nominee of MIH, continues to serve on the board of directors of the Group as a nominee of Trip.com with effect from August 30, 2019.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

(A)	Transactions with key management personnel:

Key management personnel compensation comprised**:

	For the year ended March 31
Particulars	2019	2020	2021
Short-term employee benefits	2,239	2,287	1,961
Contribution to defined contribution plan	68	184	21
Share based payment	21,984	19,804	16,767
Legal and professional	76	77	38
Total	24,367	22,352	18,787

Note: **	Provision for gratuity and compensated absences has not been considered, since the provisions are based on actuarial valuations for the Group’s entities as a whole.

	As at March 31
Balance Outstanding	2020	2021
Employee related payables	655	1,207
Accrued expenses	48	34

(B)	Transactions with entity providing key management personnel services:

	For the year ended March 31
Transactions	2019	2020	2021
Key management personnel services	2	4	5
Consultancy services	26	28	13

(C)	Transactions with entity having significant influence over the Company and its subsidiaries:

a) MIH Internet SEA Pte. Ltd.

Pursuant to the acquisition of Ibibo Group, the Company received an entitlement on future proceeds from sale of stake in an Indian entity, engaged in the business-to-business online travel industry, from MIH. In September 2018, the Company has realised USD 17,101 against this entitlement.

b)Naspers Limited and its subsidiaries

The Company collects payment from end customers through subsidiaries of Naspers Limited which are online payment service providers. In this arrangement, payment of Nil (March 31, 2020: USD 402,242 and March 31, 2019:USD 1,002,195) was collected by these entities on behalf of the Company and such amounts were remitted to the Company within a predefined time period. Further, service fee of Nil (March 31, 2020: USD 5,070 and March 31, 2019: USD 11,333) was charged by these entities for rendering these services to the Company, which is recognised under payment gateway charges (refer note 14).

The Company procured air tickets of Nil (March 31, 2020: Nil and March 31, 2019:USD 829) as an agent from one of the subsidiaries of Naspers Limited, which operates as a travel product aggregator. Further, the Company also sold hotel room nights and bus tickets as an agent of Nil (March 31, 2020: Nil and March 31, 2019:USD 516) to this entity and paid commission expense of Nil (March 31, 2020: Nil and March 31, 2019:USD 26).

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

c)	Trip.com and its subsidiaries

	For the year ended March 31
Transactions	2019	2020	2021
Sale (refund) of air ticketing^	—	1,241	(14)
Purchase (refund) of air ticketing^	—	21,610	(659)
Sale of hotels and packages^	—	7,734	425
Purchase of hotels and packages^	—	6,451	647
Commission received	—	190	11
Commission paid	—	1,087	61
Other operating expenses	—	1,556	284

^	represents gross amount booked/charged for the air ticketing and hotels and packages transactions

	As at March 31
Balance Outstanding	2020	2021
Trade and other receivables	657	62
Trade payables	1,138	489
Prepaid expenses	97	—

(D)	Transactions with equity-accounted investees and its subsidiaries:

a)	Simplotel Technologies Private Limited

In September 2018, 1,181 preference shares held in Simplotel were converted into 2,105 equity shares.

b)	HolidayIQ Pte. Ltd and its subsidiaries

	For the year ended March 31
Transactions	2019	2020	2021
Revenue from air ticketing	38	6	—
Services received	—	11	—

During the year ended March 31, 2020, the Group has sold its entire stake in HolidayIQ Pte. Ltd for total consideration of USD 700.

c)	PasajeBus SpA

In May 2019, the Group has acquired approximately 20.5% equity stake in PasajeBus Spa, by exercising its right which was acquired as a part of business combination.

	For the year ended March 31
Transactions	2019	2020	2021
Ancillary revenue	—	110	81

	As at March 31
Balance Outstanding	2020	2021
Trade receivables	32	22

d)	Saaranya Hospitality Technologies Private Limited

	For the year ended March 31
Transactions	2019	2020	2021
Loan given	—	—	55
Interest income	—	—	3

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

	As at March 31
Balance Outstanding	2020	2021
Loan outstanding	—	55

(E)	Terms & conditions

All outstanding balances with these related parties are to be settled in cash. None of the balances is  secured. No expense has been recognised in the current year or prior year for bad or doubtful debts in respect of amounts owed by related parties.

39)	LIST OF MATERIAL SUBSIDIARIES

Name of entity	Place of Incorporation	Ownership interest as at March 31, 2020	Ownership interest as at March 31, 2021
1. MakeMyTrip Inc.	Delaware, USA	100%	100%
2. MakeMyTrip (India) Private Limited	India	100%	100%
3. Ibibo Group Holdings (Singapore) Pte. Ltd.	Singapore	100%	100%
4. Ibibo Group Private Limited	India	100%	100%
5. Bitla Software Private Limited	India	100%	100%

40)	NON-CONTROLLING INTERESTS

In May 2019, the Group acquired an additional 27.6% equity interest in Empresa Digital Peruana SAC increasing its ownership from 72.4% to 100% for a cash consideration of USD 3,178. The transaction has resulted in increase in accumulated deficit of USD 3,178 forming part of equity attributable to owners of the Company.

41)	CONTINGENCIES

On February 28, 2019, a judgement of the Supreme Court of India interpreting certain statutory defined    contribution obligations of employees and employers altered historical understandings of such obligations, extending them to cover additional portions of the employee’s income. However, the judgement isn’t explicit if such interpretation may have retrospective application resulting in increased contribution for past and future years for certain India based employees of the Company. The Company has been legally advised that there are numerous interpretative challenges on the retrospective application of the judgment which results in impracticability in estimation of and timing of payment and amount involved. As a result of lack of implementation guidance and interpretative challenges involved, and also in view of certain stakeholders’ request to re-evaluate the pronouncement itself, the Company is unable to reliably estimate the amount involved. Accordingly, the Company shall re-evaluate the amount of provision, if any, on obtaining further clarity on the matter.

42)	CODE ON SOCIAL SECURITY, 2020

The Parliament of India has approved the Code on Social Security, 2020 which would impact the contributions by the Group towards provision for gratuity. The effective date from which the changes are applicable is yet to be notified and the rules are yet to be framed. The Group will carry out an evaluation of the impact and record the same in the financial statements in the period in which the Code becomes effective and the related rules are published.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

43)	QUARTERLY FINANCIAL DATA (UNAUDITED)
(source: condensed consolidated interim financial statements)

	For the three months ended				Year Ended
	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	March 31, 2021
Revenue
Air ticketing	3,756	10,873	18,168	24,216	57,013
Hotels and packages	1,121	4,388	24,405	38,062	67,976
Bus ticketing	338	2,652	10,096	11,809	24,895
Other revenue	1,146	3,139	4,137	5,134	13,556
Total revenue	6,361	21,052	56,806	79,221	163,440
Other income	1,360	416	479	1,417	3,672
Service cost
Procurement cost of hotels and packages services	237	397	6,167	12,345	19,146
Other cost of providing services	97	313	1,172	1,580	3,162
Personnel expenses	24,980	25,356	26,579	28,746	105,661
Marketing and sales promotion expenses	884	2,294	7,795	11,768	22,741
Other operating expenses	7,627	10,308	15,020	18,120	51,075
Depreciation and amortization	8,483	8,870	7,895	7,762	33,010
Result from operating activities	(34,587)	(26,070)	(7,343)	317	(67,683)
Loss before tax	(34,704)	(21,309)	(3,569)	(967)	(60,549)
Profit (loss) for the period	(34,570)	(21,177)	(3,496)	3,201	(56,042)

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

	For the three months ended				Year Ended
	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	March 31, 2020
Revenue
Air ticketing	44,613	45,992	47,911	35,845	174,361
Hotels and packages	68,524	46,763	72,989	47,538	235,814
Bus ticketing	18,321	14,257	17,737	14,694	65,009
Other revenue	10,279	10,945	8,252	6,869	36,345
Total revenue	141,737	117,957	146,889	104,946	511,529
Other income	35	152	781	95	1,063
Service cost
Procurement cost of hotels and packages services	46,123	27,934	43,273	24,074	141,404
Other cost of providing services	3,429	2,818	3,353	3,316	12,916
Personnel expenses	31,157	32,564	31,659	34,456	129,836
Marketing and sales promotion expenses	54,526	40,054	44,994	27,029	166,603
Other operating expenses	41,263	38,072	40,273	65,793	185,401
Depreciation and amortization	8,172	8,547	8,492	8,471	33,682
Impairment of goodwill	—	—	—	272,160	272,160
Result from operating activities	(42,898)	(31,880)	(24,374)	(330,258)	(429,410)
Loss before tax	(42,624)	(36,597)	(29,599)	(338,726)	(447,546)
Loss for the period	(42,592)	(36,803)	(29,511)	(338,611)	(447,517)

Exhibit Index

1.1	Constitution of MakeMyTrip Limited (Incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

1.2	Terms of Issue of Class B Shares (Incorporated by reference to Exhibit B to Exhibit 99.1 of the proxy statement on Form 6-K (File No. 001-34837) as filed with the SEC on November 22, 2016).

2.1	Form of ordinary share certificate (Incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

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

4.8

Sixth Amendment to MakeMyTrip 2010 Share Incentive Plan. (Incorporated by reference to Exhibit 4.8 to the Form 20-F (File No. 001-34837) as filed with the Securities and Exchange Commission on August 17, 2020).

4.9

Seventh Amendment to MakeMyTrip 2010 Share Incentive Plan (Incorporated by reference to Exhibit 99.2 to the Form 6-K (File No. 001-34837) as filed with the Securities and Exchange Commission on May 25, 2021).

4.10

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

4.16

Lease Deed, dated February 18, 2020, by and between DLF Cyber City Developers Limited and MMT India (Incorporated by reference to Exhibit 4.18 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on August 17, 2020).

4.17**	Addendum 1 to the Lease Deed dated February 18, 2020 by and between DLF Cyber City Developers Limited and MMT India.

4.18**	Addendum 2 to the Lease Deed dated February 18, 2020 by and between DLF Cyber City Developers Limited and MMT India.

4.19**	Addendum 3 to the Lease Deed dated February 18, 2020 by and between DLF Cyber City Developers Limited and MMT India.

4.20**	Sanction Letter for Working Capital Facilities dated December 21, 2020 between MMT India and Axis Bank.

4.21**	Sanction Letter for Working Capital Facilities dated December 19, 2020 between Ibibo India and Axis Bank.

4.22**	Sanction Letter for Working Capital Facilities dated December 10, 2020 between Citibank N.A. and Ibibo India.

4.23**	Sanction Letter for Working Capital Facilities dated December 10, 2020 between Citibank N.A. and Ibibo India.

4.24**	Sanction Letter for Credit Facilities dated April 3, 2021 between HDFC Bank and MMT India.

4.25**	Sanction Letter for Credit Facilities dated November 24, 2020 between HDFC Bank and Ibibo India.

4.26**	Credit Letter Arrangement dated December 22, 2020 between ICICI Bank and MMT India.

4.27 **	Credit Letter Arrangement dated December 22, 2020 between ICICI Bank and Ibibo India

4.28**	Sanction Letters for Renewal of Credit Limits dated September 14, 2020 by and between MMT India and IndusInd Bank Limited.

4.29**	Renewal cum Modification of Credit Limits dated September 16, 2020 by and between Ibibo India and IndusInd Bank Limited.

4.30

Revolving Loan Facility dated August 18, 2020 by and between MakeMyTrip FZ LLC and Ctrip.com (Hong Kong) Limited (Incorporated by reference to Exhibit 99.1 to the Form 6-K (File No. 001-34837) as filed with the Securities and Exchange Commission on September 30, 2020).

4.31

Indenture dated February 9, 2021 by and between MakeMyTrip Limited and The Bank of New York Mellon, as trustee, for the 0.00% Convertible Senior Notes due 2028 (Incorporated by reference to Exhibit 99.1 to the Form 6-K (File No. 001-34837) as filed with the Securities and Exchange Commission on February 9, 2021).

4.32	Form of 0.00% Convertible Senior Notes due 2028 (included in indenture filed as Exhibit 4.31).

8.1**	List of significant subsidiaries of MakeMyTrip Limited.

12.1**	Certification by the Chief Executive Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2**	Certification by the Chief Financial Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1**	Consent of Independent Registered Public Accounting Firm.

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

Notes:

**	Filed herewith
#	Confidential treatment requested at the time of filing or portions of the exhibit have been omitted, as applicable