Form 20-F
period 2022-03-31
MakeMyTrip Ltd
filed 2022-07-12
CIK 1495153

s

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2022

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

Class	Number of Shares Outstanding as of March 31, 2022
Ordinary shares, $0.0005 par value per share (“ordinary shares”)	65,606,041 shares outstanding
Class B convertible ordinary shares, par value $0.0005 per share (“Class B Shares”)	39,667,911 shares outstanding

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

Yes  ☐            No  ☐

CONVENTIONS USED IN THIS ANNUAL REPORT

In this Annual Report, we refer to information regarding the travel service industry and our competitors from market research reports, analyst reports and other publicly available sources, including the Directorate General of Civil Aviation, the Indian governmental regulatory body for civil aviation, or the DGCA, World Economic Forum and The International Air Transport Association (IATA).

We conduct our business principally through our Indian subsidiaries, MakeMyTrip (India) Private Limited, or MMT India, and Ibibo Group Private Limited, or Ibibo India, a wholly-owned subsidiary of Ibibo Group Holdings (Singapore) Pte. Ltd. (together with its subsidiaries, including Ibibo India, the “ibibo Group” or “Goibibo business”). We operate our business through MMT India under the MakeMyTrip brand and through ibibo Group under the Goibibo and redBus brands. References to “MakeMyTrip”, “Goibibo” and “redBus” in this Annual Report refer to our MakeMyTrip, Goibibo and redBus brands and platforms, respectively. Our other key operating subsidiaries include ITC Bangkok Co., Ltd., Thailand, the main operating entity of the group of companies known as the ITC Group; Luxury Tours & Travel Pte Ltd, Singapore, or Luxury Tours; MakeMyTrip Inc., or MMT USA; Bitla Software Private Limited, or Bitla; Quest 2 Travel.com India Private Limited, or Quest 2 Travel; Book My Forex Private Limited, or Book My Forex; and TripMoney Fintech Solutions Private Limited or TripMoney. In this Annual Report, unless otherwise stated or unless the context otherwise requires, references to “we,” “us,” “our,” “our company” or “our group” are to MakeMyTrip Limited and its subsidiaries collectively, and references to “our holding company” are to MakeMyTrip Limited on a standalone basis.

In this Annual Report, references to “US,” the “United States” or “USA” are to the United States of America, its territories and its possessions, references to “India” are to the Republic of India, references to “Colombia” are to the Republic of Colombia, references to “Indonesia” are to the Republic of Indonesia, references to “Mauritius” are to the Republic of Mauritius, references to “Peru” are to the Republic of Peru, references to “Singapore” are to the Republic of Singapore, references to “Malaysia” are to the Federation of Malaysia, references to “Thailand” are to the Kingdom of Thailand and references to “UAE” are to the United Arab Emirates. References to “$,” “dollars” or “US dollars” are to the legal currency of the United States and references to “Rs.,” “Rupees” or “Indian Rupees” are to the legal currency of India.

Solely for the convenience of the reader, this Annual Report contains translations of certain Indian Rupee amounts into US dollars at specified rates. Except as otherwise stated in this Annual Report, all translations from Indian Rupees to US dollars are based on the middle rate of Rs.75.59 per $1.00 on March 31, 2022 as per rates available on www.oanda.com. No representation is made that the Indian Rupee amounts referred to in this Annual Report could have been or could be converted into US dollars at such rates or any other rates. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Unless otherwise indicated, the consolidated financial statements as of March 31, 2021 and 2022 and for the fiscal years ended March 31, 2020, 2021 and 2022 included elsewhere in this Annual Report have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. References to a particular “fiscal year” are to our fiscal year ended March 31 of that year. Our fiscal quarters end on June 30, September 30, December 31 and March 31. References to a year other than a “fiscal” year are to the calendar year ended December 31.

CERTAIN KEY PERFORMANCE INDICATORS AND NON-IFRS MEASURES

We refer to certain non-IFRS measures in various places within this Annual Report, including “Adjusted Operating Profit (Loss),” “Adjusted Net Profit (Loss),” and “Adjusted Diluted Earnings (Loss) per Share”. We also refer to certain non-IFRS measures as key performance indicators within this Annual Report including “Adjusted Margin” and “Adjusted Margin %”.

For a description of the components and calculation of “Adjusted Operating Profit (Loss),” “Adjusted Net Profit (Loss),” and “Adjusted Diluted Earnings (Loss) per Share” and a reconciliation of these non-IFRS measures to the most directly comparable IFRS measures, see “Item 5. Operating and Financial Review and Prospects — Certain Key Performance Indicators and Non-IFRS Measures” elsewhere in this Annual Report. We believe that our current calculations of Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per Share represent a balanced approach to adjusting for the impact of certain discrete, unusual or non-cash items which are useful in measuring our operating results and provide useful information to investors and analysts.

We evaluate our financial performance in each of our reportable segments based on our key performance indicator, Adjusted Margin, a segment profitability measure, which represents IFRS revenue after adding back customer inducement costs in the nature of customer incentives, customer acquisition costs and loyalty program costs which are reported as a reduction of revenue, and deducting the cost of acquisition of services primarily relating to sales to customers where we act as the principal. As certain parts of our revenues are recognized on a “net” basis when we are acting as an agent, and other parts of our revenue are recognized on a “gross” basis when we are acting as the principal, we evaluate our financial performance in each of our reportable segments based on Adjusted Margin, which is a segment profitability measure, as we believe that Adjusted Margin reflects the value addition of the travel services that we provide to our customers. Income from packages, including income on airline tickets sold to customers as a part of tours and packages is accounted for on a “gross” basis as our company controls the services before such services are transferred to travelers. Revenue from the packages business which is accounted for on a “gross” basis represents the total amount paid by customers for these travel services and products, while our cost of procuring the relevant services and products for sale to our customers in this business is classified as service cost. The presentation of these segment profitability measures and key performance indicators is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our Adjusted Margin and Adjusted Margin % may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

Our Consolidated Statement of Profit or Loss and Other Comprehensive Income reports customer inducement costs as a reduction of revenue in the respective revenue lines. Our revenues are recognized on a “net” basis when we are acting as an agent and on a “gross” basis when we are acting as a principal. See “Item 5. Operating and Financial Review and Prospects — Our Revenue, Service Cost and Expenses — Revenue.” Income from packages, including income on airline tickets sold to customers as a part of tours and packages is accounted for on a “gross” basis as our company controls the services before they are transferred to travelers. Revenue from the packages business which is accounted for on a “gross” basis represents the total amount paid by customers for these travel services and products, while our cost of procuring the relevant services and products for sale to our customers in this business is classified as service cost.

We believe that our current calculations of Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss), Adjusted Diluted Earnings (Loss) per Share, Adjusted Margin and Adjusted Margin % represent a balanced approach to adjusting for the impact of certain discrete, unusual or non-cash items and other items such as customer inducement costs in the nature of customer incentives, customer acquisition costs and loyalty program costs, which we believe is useful in measuring our operating results and provide useful information to investors and analysts. We believe that investors and analysts in our industry use these non-IFRS measures and key performance indicators to compare our company and our performance to that of our global peers.

The IFRS measures most directly comparable to “Adjusted Operating Profit (Loss),” “Adjusted Net Profit (Loss)” and “Adjusted Diluted Earnings (Loss) per Share” are results from operating activities, profit (loss) for the year and diluted earnings (loss) per share, respectively. Each item is more fully explained in “Item 5. Operating and Financial Review and Prospects.” We believe that adjustments to these IFRS measures are representative of operating results of our company and provide useful information to investors and analysts. A limitation of using Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per Share instead of results from operating activities, profit (loss) for the year and diluted earnings (loss) per share calculated in accordance with IFRS as issued by the IASB is that these non-IFRS measures exclude a recurring cost, for example, share-based compensation. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per Share. The presentation of these non-IFRS measures is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. For further information and a reconciliation of these non-IFRS measures to the most directly comparable IFRS measures, see “Item 5. Operating and Financial Review and Prospects — Certain Key Performance Indicators and Non-IFRS Measures” elsewhere in this Annual Report.

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

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information — D. Risk Factors,” and the following:

•	the impact of the COVID-19 (as defined herein) pandemic on our business, the travel industry and the economy of India and elsewhere generally;
•	our ability to maintain and expand our supplier relationships;
•	our reliance on technology;
•	our ability to expand our business, implement our strategy and effectively manage our growth;
•	our ability to successfully implement our growth strategy;
•	our ability to attract, train and retain executives and other qualified employees;
•	the potential for disruptive competition in the Indian travel industry;
•	risks associated with online commerce security;
•	political and economic stability in and around India, Thailand, Sri Lanka, and other key travel destinations in Asia, Europe and Latin America; and
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

A. [Reserved]

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

An outbreak of a novel strain of coronavirus, or SARS-CoV-2, which causes the COVID-19 disease, was identified in December 2019 and was subsequently recognized as a pandemic by the World Health Organization on March 11, 2020. The COVID-19 pandemic has severely restricted the level of economic activity around the world, and the travel and tourism sector is one of the sectors that have been impacted most severely. In response to the COVID-19 pandemic, the government in India and governments in many countries and regions have implemented containment measures, such as imposing lockdowns and restrictions on travel and business operations and advising or requiring individuals to drastically limit the time spent outside of their homes. The ability to travel has been diminished by city, state and national border closures, mandated travel restrictions and limited operations of airlines and hotels. Many of our customers and suppliers, including hotels and airlines, drastically reduced their service offerings or ceased operations entirely. These measures are being continuously re-evaluated by the relevant authorities, and whether these measures are eased, continued or increased is outside of our control or ability to predict.

The measures implemented to contain and mitigate the COVID-19 pandemic have had, and are currently expected to continue to have, a negative effect on our business, financial condition, results of operations and cash flows. Further, we cannot predict the impact that the pandemic and its mitigation measures will continue to have in India or elsewhere, may have on our business, financial condition, results of operations and cash flows. In the fourth quarter of fiscal year 2020, we experienced a significant decline in travel demand resulting in significant customer cancellations and refund requests and reduced new orders relating to international and domestic travel and lodging. We observed a significant decrease in supply of domestic transportation tickets and international air tickets in response to comprehensive containment measures in India and international regions. In the fourth quarter of fiscal year 2020, as a result of the significant negative impact related to the COVID-19 pandemic on the travel industry, our stock price and market capitalization, we performed a quantitative assessment of goodwill and, following that assessment, we recorded an impairment charge of our goodwill amounting to $272.2 million primarily related to our Goibibo business, which we acquired in fiscal year 2017.

As a result of the COVID-19 pandemic outbreak, the Group’s businesses, results of operation, financial positions and cash flows were materially and adversely affected at the end of fourth quarter of fiscal year 2020 and for the full fiscal year 2021 which continued during the fiscal year 2022. Domestic and international travel restrictions imposed in India materially disrupted our revenue lines after the fiscal year end 2020. Such restrictions continued for the greater part of the first quarter of fiscal year 2021 with only some domestic travel and government approved international travel operations commencing in June 2020. In April 2020, we implemented various cost saving measures in response to market conditions, which included compensation reductions of up to 100% of salary for our Group Chairman and Group CEO, approximately 50% salary reductions for the rest of the senior management team and smaller reductions for the rest of our managerial positions for a large part of the first half of fiscal year 2021. We significantly reduced our outsourced teams at our call centers and our offline team managing corporate events, optimized our IT infrastructure costs, our office costs and various other general and administrative expenses. In addition to reductions in fixed costs, we reduced our variable costs such as marketing and sales promotions and payment gateway costs. We also cancelled all discretionary expenses such as events, trainings and brand building. In light of our shift away from offline sales channels as well as our continuing efforts to optimize fixed costs, we closed our company-owned travel stores and airport counters in India in fiscal year 2021.

With the commencement of a phased rollout of vaccines in India from January 16, 2021, we witnessed significant recovery in domestic travel demand, with significant sequential quarter on quarter improvements across all our lines of business. However, towards the end of the fourth quarter of fiscal year 2021, India witnessed a rapid resurgence of daily recorded case counts, resulting in a second wave of COVID-19 pandemic in India. The resulting economic conditions caused by the lockdowns and travel restriction orders imposed by several state governments in India from April 2021, which continued for part of fiscal year 2022, and the emergence and spread of new variants of the COVID-19 virus, including for example the Omicron variant which emerged in December

2021, resulted in a third wave of COVID-19 pandemic in India and also had a negative impact on revenue for all our reportable segments for the fiscal year 2022.

However, the gradual lifting of travel restrictions in India (including the increase in domestic airline capacity) as a result of an increase in the number of vaccinated people has resulted in improved results across our operating segments, primarily due to the gradual recovery in domestic travel demand as a result of the diminishing impact of the COVID-19 pandemic in India in the fiscal year 2022 as compared to the fiscal year 2021. We continued to focus on optimizing our costs by leveraging our highly variable and more efficient fixed cost structure during the fiscal year 2022.

The extent of the effects of the COVID-19 pandemic on our business, results of operations, cash flows and growth prospects remain uncertain and would be dependent on future developments. These include, but are not limited to, the severity, extent and duration of the pandemic, its impact on the travel industry and consumer spending, speed and coverage of vaccination, the occurrence of new mutations or variants and the effectiveness of vaccinations against various mutations or variants of the COVID-19 virus. While many countries including India have made significant process in vaccinating their populations against COVID-19, efficacy of the vaccines against new mutations or variants of the virus and other factors may contribute to delays in economic recovery.

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

Declines or Disruptions in the Travel Industry Could Adversely Affect Our Business and Financial Performance.

Our business and financial performance is affected by the health of the travel industry in India and worldwide, including changes in supply and pricing. Events specific to the travel industry that could negatively affect our business include changes in the commercial aviation landscape, fare increases, travel-related strikes, aviation accidents or labor unrest, general civil unrest, fuel price volatility and bankruptcies or liquidations of our suppliers. For example, the COVID-19 pandemic has had a significant negative impact on the travel industry in India, including our business, and around the world. Since March 2020, the global travel industry was severely disrupted by the COVID-19 pandemic, which resulted in significant travel cancellations and a steep reduction of domestic and international travel and continued to impact during the fiscal year 2022. In India, virtually all travel was halted due to the nationwide stay at home orders implemented by the Indian government in March 2020 to slow down the spread of the virus. Although our business started to recover gradually in the second and third quarters of fiscal year 2021 following the lifting of India’s nationwide lockdown in end May 2020, India witnessed a rapid resurgence of daily record case count towards the end of the fourth quarter of fiscal year 2021 which peaked in the first quarter of fiscal year 2022, resulting in a second wave of COVID-19 pandemic in India. The resulting economic conditions caused by the lockdowns and travel restrictions orders imposed by several state governments in India from April 2021, which continued for part of fiscal year 2022, and the emergence and spread of new variants of the COVID-19 virus, including for example, the Omicron variant, which emerged in December 2021, resulted in a third wave of COVID-19 pandemic in India and also had a negative impact on revenue for all our reportable segments in the fiscal year 2022. Even if domestic and international air passenger traffic begins to return to pre-pandemic levels, public health and safety regulations or restrictions imposed in India or elsewhere and other factors may delay or impede recovery in the travel industry. For more information, see “Risk Factors — Risks Related to Us and Our Industry — The COVID-19 pandemic has had, and is expected to have, a material adverse effect on the travel industry and our business, financial condition, results of operations and cash flows.”

Political and social unrest, including in Asia and Europe has also adversely impacted travel to and within India at times in the past. Such events, particularly in the Middle East, also impact crude oil prices, which may have an adverse impact on the travel industry globally, including our business. For example, escalation of tensions between Ukraine and Russia which culminated in war in February 2022, had a significant impact on oil prices globally and also disrupted travel sentiments for that particular region. Similarly, the social and economic unrest in Sri Lanka in 2022 has resulted in significant reduction in demand for travel to Sri Lanka. Sudden disruptions in travel have also followed terrorist attacks carried out both domestically in India and internationally in countries such as the United States, Sri Lanka, France, Belgium and the United Kingdom, as well as adverse weather conditions or other natural disasters, such as the May 2021 cyclones in western and eastern regions of India, the April 2019 cyclone in Odisha (India), the April 2015 Nepal earthquake, the September 2014 Kashmir (India) floods. In addition, the drop in the average value of the Indian Rupee as compared to the US dollar in the last few fiscal years has adversely impacted the Indian travel industry as it made travel for Indian consumers outside of India more expensive.

The majority of the domestic Indian air travel industry is concentrated among a small base of domestic airlines. Therefore, adverse market developments, particularly among the most dominant domestic airlines, are more likely to impact our business. For example, in April 2019, Jet Airways (India) Limited, one of the largest private airlines in India, suspended all of its flight operations, which reduced the supply of air travel tickets available on our platform.

Additionally, our business is sensitive to safety concerns, and thus our business has in the past declined and may in the future decline after incidents of actual or threatened terrorism, during periods of political instability or conflict or during other periods in which travelers become concerned about safety issues, including as a result of natural disasters such as tsunamis or earthquakes or when travel might involve health-related risks, such as the COVID-19 pandemic, monkeypox virus, Ebola virus, Middle East respiratory syndrome, the influenza A virus (H1N1), avian flu (H5N1 and H7N9), Severe Acute Respiratory Syndrome, the Zika virus or other epidemics or pandemics. In addition, there may be work stoppages or labor unrest at airlines or airports. Acts of terrorism and adverse weather conditions or other natural disasters such as those mentioned above may also in the future have a negative impact on our travel business. Hotels, airlines and airports have in recent years been the subject of terrorist attacks in India, Spain, Egypt, Russia, Turkey, Sri Lanka, France, Belgium and the United Kingdom.

Our businesses may also be negatively impacted by direct and indirect impacts of climate change. Direct effects may include disruptions to travel due to more frequent or severe storms, hurricanes, flooding, rising sea levels, shortages of water, droughts and wildfires, and indirect effects may include new travel-related regulations, policies or conditions related to sustainability and climate change concerns. In addition, increased focus on the environmental impact of travel may disrupt travel, or limit the ability or willingness of travelers to visit certain locations.

Such events are outside our control and could result in a significant decrease in demand for our travel services. Any such decrease in demand, depending on its scope and duration, together with any other issues affecting travel safety, could significantly and adversely affect our business and financial performance over the short and long term. The occurrence of such events could result in disruptions to our customers’ travel plans and we may incur additional costs and face liquidity constraints if we provide relief to affected customers by not charging cancellation fees or by refunding the cost of airline tickets, hotel reservations and other travel services and products. If there is a prolonged substantial decrease in travel volumes, for these or any other reasons, our business, financial condition and results of operations would be adversely affected.

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

Unfavorable changes in the above factors or in other business and economic conditions affecting our customers could result in fewer reservations made through our websites and/or lower our Adjusted Margin %, and have a material adverse effect on our business, financial condition and results of operations.

The global economy may be adversely impacted by unforeseen events beyond our control including incidents of actual or threatened terrorism, regional hostilities or instability, unusual weather patterns, natural disasters, political instability, war between countries and health concerns (including epidemics or pandemics), defaults on government debt, tax increases and other matters that could reduce discretionary spending, tightening of credit markets and further decline in consumer confidence. For example, the COVID-19 pandemic has had a significant negative impact on the travel industry in India, including our business, and around the world. See also “Risk Factors — Risks Related to Us and Our Industry — The COVID-19 Pandemic Has Had, and is Expected to Have, a Material Adverse Effect On the Travel Industry and Our Business, Financial Condition, Results of Operations and Cash Flows.” In addition, the uncertainty of macro-economic factors and their impact on consumer behavior, which may differ across regions, makes it more difficult to forecast industry and consumer trends and the timing and degree of their impact on our markets and business, which in turn could adversely affect our ability to effectively manage our business and adversely affect our results of operations. The weakness and uncertainty in the global economy has negatively impacted both corporate and consumer spending patterns and demand for travel services, globally and in India, and may continue to do so in the future. For example, the recent economic crisis in Sri Lanka has reduced the demand for travel to that country.

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

If We Are Unable to Maintain Existing, and Establish New, Arrangements with Travel Suppliers, Our Business May Be Adversely Affected.

Our business is dependent on our ability to maintain our relationships and arrangements with existing suppliers, such as airlines which supply air tickets to us directly, Amadeus IT Group SA, Travelport Worldwide Ltd and Trip.com (our largest shareholder) and its subsidiaries, our global distribution system or GDS service providers, Indian Railways, hotels, hotel suppliers and destination management companies, bus operators and car hire companies, as well as our ability to establish and maintain relationships with new travel suppliers. In addition, we rely on a limited number of travel suppliers and aggregators to provide the majority of our accommodation and other travel products in markets outside India. A substantial portion of our Revenue and Adjusted Margin is derived from fees and commissions negotiated with travel suppliers for bookings made through our websites, mobile platforms or via our other distribution channels. Adverse changes in existing arrangements, including an inability by any travel supplier to fulfill their payment obligation to us in a timely manner, increasing industry consolidation or our inability to enter into or renew arrangements with such parties on favorable terms, could reduce the amount, quality, pricing and breadth of the travel services and products that we are able to offer, which could adversely affect our business, financial condition and results of operations. For example, we have experienced short-term disruptions in the supply of tickets from domestic airlines in the past.

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

The COVID-19 pandemic has had a significant negative impact on the travel industry in India, including our business, and around the world. For more information, see “Risk Factors — Risks Relating to Us and Our Industry — The COVID-19 Pandemic Has Had, and is Expected to Have, a Material Adverse Effect On the Travel Industry and Our Business, Financial Condition, Results of Operations and Cash Flows.” The COVID-19 or any similar pandemic may also result in interruptions to the operation of our suppliers, which could in turn adversely affect our ability to provide certain services to our customers.

Over the last few years, the domestic airlines in India have reduced the base commissions paid to travel agencies, which has had an adverse impact on our business. In addition, rising competition in the Indian travel market prompted us to significantly increase our spending on marketing and sales promotion expenses to promote transactions on our platforms in India. Any consolidation in the airline industry involving our suppliers may also adversely affect our existing relationships and arrangements with such suppliers.

No assurance can be given that our agreements or arrangements with our travel suppliers or GDS service providers will continue. In addition, our travel suppliers or GDS service providers may further reduce or eliminate fees or commissions or attempt to charge us for content, terminate our contracts, make their products or services unavailable to us as part of exclusive arrangements with our competitors or default on or dispute their payment or other obligations towards us, any of which could reduce our revenue and Adjusted Margin % or may require us to initiate legal or arbitral proceedings to enforce their contractual payment obligations, which may adversely affect our business and financial performance. See also “Risk Factors — Risks Related to Us and Our Industry —Some of Our Airline Suppliers (Including Our GDS Service Providers) May Reduce or Eliminate the Commission and Other Fees They Pay to Us for the Sale of Air Tickets and This Could Adversely Affect Our Business and Results of Operations.”

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

We Have Sustained Operating Losses in the Past and May Continue to Experience Operating Losses in the Future.

We sustained operating losses in fiscal years from 2013 to 2022 and in all our fiscal years prior to and including fiscal year 2010. While we generated operating profits in fiscal years 2011 and 2012, there can be no assurance that we will be able to return to profitability or that we can avoid operating losses in the future. We expect to continue making investments in mobile technology, marketing and sales promotion (including brand building) and customer acquisition programs and expanding our hotels and packages offerings as part of our long-term strategy to increase the contribution of our hotels and packages business and to increase the share of outbound travel from India. The degree of increases in these expenses will be largely based on anticipated organizational growth and revenue trends, the competitive environment, pricing trends and trends in online penetration of the Indian travel market. As a result, any decrease or delay in generating additional sales volumes and revenue could result in substantial operating losses. In recent years, we made significant investments in our ongoing customer inducement and acquisition programs, such as cash incentives and select loyalty program incentive promotions, to accelerate growth in our business in response to increased competition in the domestic travel market in India. This was the primary factor that resulted in our operating loss of $(429.4) million (of which $(302.9) million was the result of an impairment of goodwill and provision for litigations) in fiscal year 2020. In fiscal year 2021, we implemented various cost saving measures in response to lower travel demand due to the COVID-19 pandemic and reduced our operating expenses (including marketing and sales promotions expenses) and reported an operating loss of $(67.7) million. In fiscal year 2022, in response to the gradual recovery in domestic travel demand as a result of the diminishing impact of the COVID-19 pandemic in India, our revenue and operating expenses (including marketing and sales promotions expenses) increased and we reported an operating loss of $(30.4) million.

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

Factors affecting our competitive success include, among other things, price, availability and breadth of choice of travel services and products, brand recognition, customer service, fees charged to travelers, ease of use, accessibility and reliability. Certain of our competitors have launched brand marketing campaigns to increase their visibility with customers. In addition, many large hotel chains have launched initiatives, such as increased discounting and incentives, to encourage consumers to book accommodations through their websites. Discounting and couponing coupled with a high degree of consumer shopping behavior is particularly common in Asian markets we operate in, while brand loyalty in such markets is less important. In some cases, our competitors are willing to make little or no profit on a transaction, or offer travel services at a loss, in order to gain market share. Some of our competitors have significantly greater financial, marketing, personnel and other resources than us and certain of our competitors have a longer history of established businesses and reputations in the Indian travel market (particularly in the hotels and packages business) as compared to us. From time to time, we may be required to reduce service fees and commissions charged to suppliers in order to compete effectively and maintain or gain market share.

Over the years, there has been a proliferation of new channels through which accommodation providers can offer reservations as the market for travel services has evolved. For example, several leading online travel companies now allow alternative accommodation property owners, particularly individuals, to list alternative accommodations on their platforms, which has resulted in direct competition with our alternative accommodation services. Further, we may also face increased competition from new entrants in our industry, some of whom may offer discounted rates and other incentives from time to time. We cannot assure you that we will be able to successfully compete against existing or new competitors in our existing lines of business as well as new lines of business into which we may venture. If we are not able to compete effectively, our business, financial condition and results of operations may be adversely affected.

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

We Have Incurred and May Continue to Incur Significant Expenses to Grow Our Businesses, Including Marketing and Sales Promotion Expenses.

In order to drive our growth strategy in the hotels business, in the past we have incurred increased marketing and sales promotion expenses. Over the last few years, we have also made significant investments in customer acquisition through our customer inducement programs such as cash incentives and select loyalty program incentive promotions, to accelerate growth in our business in response to increased competition in the domestic travel market in India. We may continue to incur such expenses in future, including expenses associated with our strategy of converting our traditional offline customers into online customers. We have incurred and expect to continue to incur expenses associated with customer inducement and acquisition programs in our hotels and packages business to offer cash incentives and select loyalty program incentive promotions from time to time on our booking platforms. We may also increase our marketing and sales promotion expenses as a result of our expansion into new markets and such expenses may not be offset by increased revenue particularly at the initial commencement of business in these new markets. We may also be required to lower our fees and commissions charged to hotel suppliers to retain and increase our market share in response to competitors that are able to negotiate better rates and higher performance linked and other incentives from such suppliers, including new entrants with greater financial resources than us. We may also incur increasing marketing and sales promotion expenses as we grow our redBus business in India as well as overseas (which we acquired as part of our acquisition of the ibibo Group), and which competes with, among others, Abhibus, Paytm and other regional competitors.

Although we implemented various cost saving measures in response to lower travel demand due to the COVID-19 pandemic, including by reducing our marketing and sales promotions expenses in fiscal year 2021, we increased our marketing and sales promotion expenses in anticipation of increased domestic and international travel demand in fiscal year 2022 and expect to continue to do so in future. Such expenses and any loss of revenue from competitive pressures may adversely affect our business, financial condition and results of operations.

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

In connection with our management’s assessment of the effectiveness of our internal control over financial reporting for fiscal year 2020, our management identified a material weakness in our internal control over financial reporting and had concluded that as of March 31, 2020, our disclosure controls and procedures and internal control over financial reporting were not effective. In the fourth quarter of fiscal year 2020, as a result of the significant negative impact related to COVID-19 pandemic on the travel industry and our stock price and market capitalization, we performed a quantitative assessment of goodwill and, following that assessment, we recorded an impairment charge of our goodwill amounting to $272.2 million, primarily related to our Goibibo business, which we had acquired in fiscal year 2017. Forecast financial information produced to support Goibibo business’ annual planning process is a key data input into the impairment assessment. While the COVID-19 pandemic has made it challenging to forecast financial information in the travel industry, the controls associated with the business planning process were not effective to mitigate the risk of material misstatement. Specifically, controls over development and review of forecast financial information including related assumptions used in goodwill impairment testing did not operate as designed to address the related risks of material misstatement. Our management had determined that this deficiency constituted a material weakness in internal control over financial reporting as of March 31, 2020, based on our evaluation under the criteria in Internal Control — Integrated Framework (May 2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Accordingly, management concluded that we did not maintain effective internal control over financial reporting as of March 31, 2020.

Despite our efforts to ensure the integrity of our financial reporting process and the steps that we have taken to remediate this material weakness, we cannot assure you that additional material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Any failure to maintain or improve existing controls or implement new controls could result in material misstatements in our financial statements and adversely affect the results of annual management evaluations regarding the effectiveness of our internal control over financial reporting. In addition, any such failure could result in additional material weaknesses or significant deficiencies and cause us to fail to meet our periodic reporting obligations which in turn could cause our shares to be de-listed or suspended from trading on the Nasdaq Global Market. Any of the foregoing could cause investors to lose confidence in our reported financial information, leading to a decline in our share price.

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
•

process bus ticket bookings, car rental reservations and services under activities and experiences, a category of services that allows our users to buy tickets to attractions, dinners and many other travel and local activities in their region;

•	process credit card, debit card, net banking, e-wallet and other modes of online payments;

•	provide computer infrastructure critical to our business; and
•	provide customer relationship management, or CRM, software services.

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

Part of our growth strategy is the pursuit of strategic investments and acquisitions, and we have made a number of investments and acquisitions in the past. For example, in January 2017, we acquired a 100% equity interest in the ibibo Group, which provides online travel services. In July 2018, we acquired 100% equity interest in Bitla, which provides technology support for bus operators. In April 2019, we acquired a majority shareholding from the existing shareholders of Quest 2 Travel, which provides travel solutions for various corporates across India. In December 2021, we acquired an additional equity interest in Quest 2 Travel. In April 2022, we acquired a majority stake in Book My Forex, which offers currency exchange, multi-currency prepaid forex cards, and cross border remittances, as well as other ancillary products, to Indians travelling abroad. We believe that our investments and acquisitions serve to strengthen our presence in key geographic markets and expand the travel products and services that we offer to our customers.

There can be no assurance that our investments and acquisitions will achieve their anticipated benefits. We may not be able to integrate acquired operations, personnel and technologies successfully or effectively manage our combined business following the acquisition. Our investments and acquisitions may subject us to uncertainties and risks, including potential ongoing and unforeseen or hidden liabilities, diversion of management resources and cost of integrating acquired businesses. We may also experience difficulties and additional expenses associated with supporting legacy products and hosting infrastructure of the acquired business and retaining suppliers and customers of the acquired business. For example, we acquired a group of companies known as the Hotel Travel Group in 2012, which experienced a significant reduction in its operations and that resulted in the recognition of an impairment of goodwill and brands of $14.6 million in fiscal year 2017. In addition, in the fourth quarter of fiscal year 2020, we performed a quantitative assessment of goodwill and, following that assessment, we recorded an impairment charge of our goodwill amounting to $272.2 million primarily related to our Goibibo business, which we had acquired in fiscal year 2017, though this non-cash charge does not affect our long-term operating plans for the Goibibo brand. We plan to continue driving synergies across our portfolio of multiple brands on the path of disciplined and financially sustainable growth while making appropriate investments to drive online penetration in various travel segments to support the long-term growth of our company, including the Goibibo brand.

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

Our Results of Operations Are Subject to Fluctuations in Currency Exchange Rates.

Our presentation currency is the US dollar. However, the functional currency of MMT India and Ibibo India, our key operating subsidiaries, is the Indian Rupee. We receive a substantial portion of our revenue in Indian Rupees and most of our costs are incurred in Indian Rupees. Any fluctuation in the value of the Indian Rupee against the US dollar, such as the approximately 0.7% depreciation in the average value of the Indian Rupee as compared to the US dollar in fiscal year 2022 as compared to the average value of the Indian Rupee against the US dollar in fiscal year 2021, will affect our results of operations. The drop in the average value of the Indian Rupee as compared to the US dollar and other foreign currencies in fiscal years 2021 and 2022 adversely impacted the Indian travel industry as it made outbound travel for Indian consumers more expensive. In addition, our exposure to foreign exchange risk also arises in respect of our non-Indian Rupee-denominated trade and other receivables, trade and other payables, and cash and cash equivalents.

Based on our operations in fiscal year 2022, a 10.0% appreciation of the US dollar against the Indian Rupee as of March 31, 2022, assuming all other variables remained constant, would have increased our loss for fiscal year 2022 by $25.1 million. Similarly, a 10.0% depreciation of the US dollar against the Indian Rupee as of March 31, 2022, assuming all other variables remained constant, would have decreased our loss for fiscal year 2022 by $25.1 million.

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

Further, many of our contracts with outsourcing service providers are short-term or have short notice periods. For example, our agreements with each of our call center providers may be terminated by either party on relatively short notice ranging from 30 to 90 days. In the event one or more of our contracts with our outsourcing service providers is terminated on short notice, we may be unable to find alternative outsourcing service providers on commercially reasonable terms, or at all. Further, the quality of the service provided by a new or replacement outsourcing service provider may not meet our requirements, including during the transition and training phase. Hence, termination of any of our contracts with our outsourcing service providers could cause a decline in the quality of our services, disrupt, and adversely affect our business, financial condition and results of operations.

We Rely on Information Technology to Operate Our Business and Maintain Our Competitiveness, and Any Failure to Adapt to Technological Developments or Industry Trends Could Harm Our Business.

The markets in which we compete are characterized by rapidly changing technology, evolving industry standards, competitor consolidation, frequent new service announcements and changing consumer demands. We may not be able to keep up with these rapid changes. In addition, these market characteristics are heightened by the progress of technology adoption in various markets, including the continuing adoption of the internet and online commerce in certain geographies and the emergence and growth of the use of smartphones and tablets for mobile e-commerce transactions, including through the increasing use of mobile applications. New developments in other areas, such as cloud computing, could make entering our markets easier for competitors due to lower upfront technology costs. As a result, our future success depends in part on our ability to adapt to rapidly changing technologies, to adapt our services and online platforms to evolving industry standards and to continually innovate and improve the performance, features and reliability of our services and online platforms in response to competitive service offerings and the evolving demands of the marketplace. In particular, it is increasingly important for us to effectively offer our services on mobile devices through mobile applications and mobile-optimized websites. Any failure by us to successfully develop and achieve customer adoption of our mobile applications and mobile-optimized websites would have a material and adverse effect on our growth, market share, business and results of operations. We believe that ease-of-use, comprehensive functionality and the look and feel of our mobile applications and mobile-optimized websites are increasingly critical as consumers obtain more of their travel and related services through mobile devices. As a result, we intend to continue to invest in the maintenance, development and enhancement of our websites and mobile platforms. Further, technical innovation often results in bugs and other system failures. Any such bug or failure, especially in connection with a significant technical implementation could result in loss of business, harm to our brands or reputation, customer complaints and other adverse consequences, any of which could adversely affect our business, financial condition and results of operations.

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

In our air ticketing business, we generate revenue through commissions and incentive payments from airline suppliers, service fees charged to our customers and fees or incentives earned from our GDS service providers. Our airline suppliers may reduce or eliminate the commissions and incentive payments they pay to us. If airlines continue to move away from distribution through GDSs and use other distribution channels, it may result in a decrease in our fees or incentives earned from our GDS providers. For example, airlines in India have been reducing the base commissions paid to travel agencies since fiscal year 2015. To the extent any of our airline suppliers further reduce or eliminate the commissions or incentive payments they pay to us in the future, our revenue may be further reduced unless we are able to adequately mitigate such reduction by increasing the service fees we charge to our customers in a sustainable manner. Any increase in service fees, to mitigate reductions in or elimination of commissions or otherwise, may also result in a loss of potential customers. Our business would also be negatively impacted if competition or regulation in the travel industry causes us to reduce or eliminate our service fees.

We Rely on the Value of Our Brands, and Any Failure to Maintain or Enhance Consumer Awareness of Our Brands Could Have a Material Adverse Effect on Our Business, Financial Condition and Results of Operations.

We believe continued investment in our brands, “MakeMyTrip,” “Goibibo,” and “redBus,” is critical to retain and expand our business. We believe that our brands are well respected and recognized in the Indian travel market. We have invested in developing and promoting our brands and expect to continue to spend on maintaining our brands’ value to enable us to compete against increased spending by our competitors, as well as against emerging competitors, including search engines and meta-search engines, and to allow us to expand into new geographies and products where our brands are not well known. There is no assurance that we will be able to successfully maintain or enhance consumer awareness of our brands. Even if we are successful in our branding efforts, such efforts may not be cost-effective. If we are unable to maintain or enhance consumer awareness of our brands and generate demand in a cost-effective manner, it would negatively impact our ability to compete in the travel industry and would have a material adverse effect on our business.

Negative events or circumstances could also adversely affect consumer perception and the value of our brands. Unfavorable publicity regarding, among other things, our business model or offerings, user support, sales and marketing activities, platform quality, privacy or security practices, regulatory compliance and financial or operating performance could adversely affect our reputation. Such negative publicity could also harm the size of our network and the engagement and loyalty of our users that utilize our platform, which could adversely affect our business, financial condition, results of operations and prospects. In addition, the foregoing risks are increased by the widespread use of social media and the increasing incidence of fake or unsubstantiated news, particularly on social media and other online platforms.

See also “Risk Factors — Risks Related to Us and Our Industry — We Cannot Be Sure That Our Intellectual Property Is Protected from Copying or Use by Others, Including Current or Potential Competitors, and We May Be Subject to Third Party Claims for Intellectual Property Rights Infringement”.

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

We are also subject to additional risks involved in our strategies of expanding into new geographic markets and pursuing strategic partnerships and acquisitions. See “Risk Factors — Risks Related to Us and Our Industry” “— Our International Operations Involve Additional Risks” and “— Our Strategic Investments and Acquisitions May Not Bring Us Anticipated Benefits, and We May Not Be Successful in Pursuing Future Investments and Acquisitions.”

Our International Operations Involve Additional Risks.

We have been operating in the United States since 2000, servicing mainly the air ticketing needs of non-resident Indians in the United States traveling inbound to India. We launched our website in the United Arab Emirates in December 2009. We need to continue to tailor our services and business model to the unique circumstances of such markets to succeed, including building new supplier relationships and customer preferences. We have also expanded, and intend to continue to expand, our business in other new markets, particularly those with a significant non-resident Indian population as well as those with proximity to India or favored by Indian travelers. We had previously entered into new geographies in Southeast Asia, in Europe and in Latin America through our acquisitions of Luxury Tours, the Hotel Travel Group, the EasyToBook Group, the ITC Group, redBus entities in Peru and Colombia. These acquisitions have not always yielded the benefits that we anticipated. For example, after we acquired the Hotel Travel Group in 2012, which experienced a significant reduction in its operations and that resulted in the recognition of an impairment of goodwill and brands of $14.6 million in fiscal year 2017. Adapting our practices and models effectively to the supplier and customer preferences in these, or other, new markets could be difficult and costly and could divert management and personnel resources. We could also face additional regulatory requirements in these, or other new markets, which could be onerous. We cannot assure you that we will be able to efficiently or effectively manage the growth of our operations in these, or other, new markets.

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

The security of data when engaging in electronic commerce is essential to maintaining consumer and travel service provider confidence in our services. Any security breach whether instigated internally or externally on our systems or third-party systems upon which we are dependent could significantly harm our business, financial condition, results of operations, brands and market share. It is possible that computer circumvention capabilities or other developments, including our own acts or omissions, could result in a breach of our security systems and compromise of consumer or other third-party data that we store and process. For example, third parties may attempt to fraudulently induce employees, travel service provider partners or customers to disclose user names, passwords, credit card details or other sensitive information, which may in turn be used to access our information technology systems or to defraud our partners or customers. We have previously experienced targeted and organized attacks, including website attacks, phishing scams and denial of service and it is possible that we may experience more in the future. These risks are likely to increase as we expand our offerings, integrate our products and services, and store and process more data, including personal information. Our efforts to protect information from unauthorized access may be unsuccessful or may result in the rejection of legitimate attempts to book reservations through our services, any of which could result in loss of business and adversely affect our business, financial condition, results of operations and reputation.

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

We have agreements with banks and certain companies that process customer credit and debit card transactions for the facilitation of customer bookings of travel services from our travel suppliers. We may be liable for accepting international fraudulent credit cards on our websites. In fiscal year 2022, we incurred losses of $0.19 million due to unauthorized credit and debit card transactions and refunds related to disputed settlements. These losses pertained to credit card or digital commerce fraud committed by third parties on our websites primarily through the purchase of air tickets and hotels and packages products using fraudulent credit cards. We may also be subject to other payment disputes with our customers for such sales. If we are unable to combat the use of fraudulent credit cards, our revenue from such sales would be susceptible to demands from the relevant banks and credit card processing companies, and our results of operations and financial condition could be adversely affected.

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

Our websites and mobile applications rely on content and in-house customizations and enhancements of third-party technology, much of which is not subject to intellectual property protection. We protect our logos, brand names, websites’ domain names and, to a more limited extent, our content by relying on copyrights, trademarks, trade secret laws and confidentiality agreements. Even with all of these precautions, it is possible for someone else to copy or otherwise obtain and use our content, techniques, and technology without our authorization or to develop similar technology. While our domain names cannot be copied, another party could create an alternative domain name resembling ours that could be passed off as our domain name. Effective trademark, copyright and trade secret protection may not be available in every country in which we operate offline or through the internet, and policing unauthorized use of our content and technological customizations is difficult and expensive.

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

Our key logos are also registered trademarks in India, including “MakeMyTrip,” “MMT Black,” “MakeMyTripMyBusiness,” “go-mmt,” “GoStays,” “GoIbibo,” “Ibibo,” “MAKEMY,” “MYTRIP”, “GoTribe”, “GoCash”, “redbus.in” and “Primo”.

In fiscal year 2022, a series of new trademark applications were filed, some of which have also been registered. Additionally, to protect the marks of MakeMyTrip, Goibibo and redBus, we file objections before the trademark registry from time to time against deceptively similar trademarks.

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

The Taxation Laws (Amendment) Act, 2019 received the assent of the President on December 11, 2019 and were published in the Gazette of India on December 12, 2019, which provides an option for companies to opt for reduced corporate tax rate of 22% (plus surcharge and cess) provided that they do not claim prescribed benefits under the provisions of the Income Tax Act, 1961. In addition, such companies shall not be required to pay Minimum Alternative Tax. We have opted for reduced tax rates for our Indian subsidiaries. The Government of India has rolled out comprehensive national goods and services tax, or GST, law that combines taxes and levies by the Central and State Governments into a unified tax structure with effect from July 1, 2017. The implementation of GST has significant impact on overall tax computation and compliance. We have implemented necessary changes to our business processes, accounting and IT systems in compliance with GST law. We are also incurring additional tax compliance costs under the new tax law.

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

We are subject to proceedings and notices under the Motor Vehicles Act, 1988, or the MV Act, challenging the status of our redBus business, and may be subject to similar challenges in future. See also – “Item 8. Financial Information – Consolidated Statements and Other Financial Information – Legal Proceedings – Other Proceedings – Writ petition filed in the Delhi High Court regarding applicability of the Motor Vehicles Act, 1988, as amended, or the MV Act, to the redBus business.” In addition, amendments to the MV Act which became effective in 2019 and 2020, and guidelines issued thereunder, introduced a license requirement for “aggregators”, defined as digital intermediaries or market places for passengers to connect with drivers for transportation. Such guidelines specify compliance requirements with respect to the aggregator’s online platform, including safety features, data storage in India, fare regulation and responsibilities with respect to drivers on the platform. In the event any portion of our business is deemed to require a license under any covered categories in the MV Act, we may be required to obtain a license and comply with conditions therein. Although we believe that our business is compliant with applicable laws, depending on the outcome of the above-mentioned proceedings, as well as amendments to the MV Act or any other applicable laws, we may be required to adhere to additional compliance requirements.

In December 2019, the Personal Data Protection Bill 2019 was tabled in the Indian Parliament by the Government of India and a joint parliamentary committee submitted its report in December 2021. This bill, which remains in draft form, proposes to provide mechanisms for the protection of personal data and establish a government authority for data protection. If this or similar legislation is enacted, we may incur additional compliance costs and it may affect us in other ways that we are currently unable to predict.

The Consumer Protection Act, 2019, along with the Consumer Protection (E-Commerce) Rules, 2020, became effective in 2020 and replaced the Consumer Protection Act, 1986, as amended. The new law and rules regulate matters relating to consumer rights, unfair trade practices and false or misleading advertising, and also establish regulatory authorities, including addressing complaints, conduct investigations and adjudicate disputes. The rules impose obligations on marketplace and inventory e-commerce entities and sellers relating to the conduct of business and disclosure of information. In addition, the government has in June 2021 invited comments on draft amendments to the Consumer Protection (E-Commerce) Rules, 2020, which include various compliance requirements, including registration of e-commerce entities, restrictions on certain sales and marketing activities and disclosure requirements. The timing or impact of such amendments, which remain in draft form, are not yet certain. We may incur increased compliance costs in order to comply with these new requirements, which may also require significant management time and other resources, and any failure to comply may adversely affect our business and results of operations.

The Indian Computer Emergency Response Team, Ministry of Electronics and Information Technology, Government of India, or the CERT-In, has issued directions effective July 28, 2022 under the Information Technology Act, 2000, as amended, requiring reporting of cyber security incidents and maintenance of transaction records. Pursuant to Reserve Bank of India circulars in relation to the security of credit and debit card transactions, card data is required to be tokenized by card issuers and any data previously stored by entities other than card issuers and card networks is required to be purged on or prior to September 30, 2022. Further, the Information Technology (Intermediary Guidelines and Digital Media Ethics Code) Rules, 2021, as amended, or the Intermediary Guidelines, impose certain obligations on intermediaries to review content and users and specify liabilities for non-compliance, and certain proposed draft amendments require intermediaries to take action against infringing content.

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

Pursuant to amendments in April 2020 to the FDI policy and the FEMA rules, prior government approval will be required for any non-debt investment into India by non-resident entities from countries that share a land border with India or where the beneficial owner of such an investment is situated in or is a citizen of any such country, as well as for any transfer of any such proposed or existing non-debt investment, directly or indirectly, that would result in ownership by any such non-resident entity or beneficial owner. The list of land border countries includes Afghanistan, Bangladesh, Bhutan, the People’s Republic of China, Myanmar, Nepal and Pakistan. This approval requirement applies to investments in all sectors, including those that previously did not require such approval, such as travel and tourism. The term “beneficial owner” has not yet been defined for purposes of the FDI Policy and the FEMA. If we are deemed to be a non-resident entity or an entity with a beneficial owner restricted by these amendments, prior government approval will be required for investments in non-debt instruments in our direct and indirect Indian subsidiaries and group entities, including MMT India and Ibibo India, as well as for any such proposed investments or acquisitions by us or our affiliates, including MMT India, Ibibo India and affiliates which are not resident in India. Investments in our ordinary shares, including upon conversion of our Class B shares or our 2028 Notes, and our Class B shares would be deemed to be non-debt investments into our Indian subsidiaries, including MMT India and Ibibo India. Accordingly, under the current FDI Policy and the FEMA rules, any proposed holder of our ordinary shares or our Class B shares that is a non-resident entity from a country that shares a land border with India or where the beneficial owner of such an investment is situated in or is a citizen of any such country would need to obtain prior government approval in India, and any holder or beneficial owner of our 2028 Notes that is a non-resident entity from a country that shares a land border with India or where the beneficial owner of such an investment is situated in or is a citizen of any such country will not be able to convert such notes into ordinary shares without such approval.

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

We are Subject to Privacy and Data Security Regulations, and Compliance With These Regulations Could Impose Significant Compliance Burdens.

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

Practices regarding the collection, use, storage, transmission and security of personal information by companies operating over the internet have recently come under increased public scrutiny around the world. In the European Union, the General Data Protection Regulation, requires companies to implement and remain compliant with regulations regarding the handling of personal data, including its use, protection and the ability of persons whose data is stored to correct or delete such data about themselves. Other countries in Asia, Europe and Latin America have passed or are considering similar privacy regulations, resulting in additional compliance burdens and uncertainty as to how some of these laws will be interpreted. Any liability we may incur for violation of such laws and regulations and related costs of compliance and other burdens may adversely affect our business and profitability. We could be adversely affected if legislation or regulations are expanded to require changes in our business practices or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our business, results of operations or financial condition. In India in December 2019, the Personal Data Protection Bill 2019 was tabled in the Indian Parliament by the Government of India and a joint parliamentary committee submitted its report in December 2021. This bill, which remains in draft form, proposes to provide mechanisms for the protection of personal data and establish a government authority for data protection. If this or similar legislation is enacted, we may incur additional compliance costs and it may affect us in ways that we are currently unable to predict.

We are also subject to payment card association rules and obligations under our contracts with payment card processors. Under these rules and obligations, if information is compromised, we could be liable to payment card issuers for associated expenses and penalties. The Indian Computer Emergency Response Team, Ministry of Electronics and Information Technology, Government of India, or the CERT-In, has issued directions effective July 28, 2022 under the Information Technology Act, 2000, as amended, requiring reporting of cyber security incidents and maintenance of transaction records. Pursuant to Reserve Bank of India circulars in relation to the security of credit and debit card transactions, card data is required to be tokenized by card issuers and any data previously stored by entities other than card issuers and card networks is required to be purged on or prior to September 30, 2022. In addition, if we fail to follow payment card industry security standards, even if no customer information is compromised, we could incur significant fines or experience a significant increase in payment card transaction costs. Further, the Intermediary Guidelines impose certain obligations on intermediaries to review content and users and specify liabilities for non-compliance, and certain proposed draft amendments require intermediaries to take action against infringing content.

Our Significant Shareholder Exercises Significant Influence over Our Company and May Have Interests That Are Different from Those of Our Other Shareholders.

As of March 31, 2022, Trip.com Group Limited, or Trip.com, beneficially owns 100.0% of our issued and outstanding Class B Shares and 47.91% of our aggregate ordinary shares and Class B Shares. For more information, see “Item 7. Major Shareholders and Related Party Transactions” and “Item 10. Additional Information – B. Memorandum and Articles of Association – Amended and Restated Trip.com Investor Rights Agreement.”

Trip.com has the ability to exercise significant influence over our company and certain aspects of our affairs and business, including the election of directors, the timing and payment of dividends, the adoption and amendments to our Constitution, the approval of a merger or sale of substantially all our assets and the approval of most other actions requiring the approval of our shareholders. As a result of its ownership of our Class B Shares, Trip.com is entitled to nominate five directors to our board of directors (one of whom shall be a resident of Mauritius). So long as Trip.com beneficially owns 10% or more of our issued and outstanding voting securities (subject to adjustment for any share split, share dividend, recapitalization, reclassification or similar transaction in respect of any such ordinary shares), it will be entitled to nominate a number of directors to our board of directors in proportion to its beneficial ownership in our company. In addition, under the Amended and Restated Trip.com Investor Rights Agreement, one Independent Director must be appointed from a pool of candidates recommended by Trip.com and approved by Mr. Deep Kalra and Mr. Rajesh Magow, a majority of Independent Directors must be appointed from a pool of candidates approved by Mr. Deep Kalra, Mr. Rajesh Magow and a majority of the Trip.com directors and one of the investor directors designated by Trip.com shall be entitled to exercise the casting vote to which the chairman of the board of directors would otherwise have been entitled pursuant to Article 114 of our Constitution. Under the Amended and Restated Trip.com Investor Rights Agreement, Trip.com and its affiliates are not restricted from purchasing additional ordinary shares of MakeMyTrip on the open market and can further increase their ownership in MakeMyTrip Limited to up to 74.9% under the Amended and Restated Trip.com Investor Rights Agreement, which means that Trip.com and its affiliates may acquire enough ordinary shares of MakeMyTrip Limited to control more than a majority of our issued and outstanding voting securities and consequently the right to appoint a majority of our board of directors. In addition, important matters relating to MakeMyTrip Limited which constitute Reserved Matters (as defined herein) must be approved by a majority of the total number of directors (including the Class B directors) and a majority of the Class B directors, which provides Trip.com and its affiliates with significant veto rights over such matters. The Terms of Issue governing the Class B Shares, or the Terms of Issue, also provide that certain transferees of Class B Shares may, subject to certain minimum ownership thresholds, acquire some of the same rights with respect to board representation and Reserved Matters that Trip.com currently has.

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

Inaccurate Information from Suppliers May Lead to Customer Complaints.

Our customers may rely on the description of the products and services presented on our websites and platforms to ascertain the quality of the accommodation, service or other product. We receive information utilized in the descriptions on our websites and platforms directly from the accommodation or other provider. To the extent that the information presented on our websites and platforms does not reflect the actual quality of product or service, we may face customer complaints that may have an adverse effect on our reputation and the likelihood of repeat customers, which in turn may adversely affect our business and may also cause financial loss, in case we are required to pay damages or compensation for loss caused to the customer.

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

We May Not Have the Ability to Raise the Funds Necessary to Meet Our Payment Obligations Under Our 2028 Notes.

Holders of our 2028 Notes will have the right to require us to repurchase such 2028 Notes on February 15, 2024 and February 15, 2026, and upon the occurrence of a fundamental change, in each case, at a repurchase price equal to 100% of the principal amount of the 2028 Notes to be repurchased, plus accrued and unpaid special interest, if any. However, we may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of the 2028 Notes . In addition, our ability to repurchase and/or redeem our 2028 Notes may be limited by law, by regulatory authority or by agreements governing our future indebtedness. Our failure to repurchase our 2028 Notes or pay the redemption price with respect to our 2028 Notes or repay the principal at a time when the repurchase or such payment is required by the indenture governing our 2028 Notes would constitute a default under the indenture. A default under the indenture governing our 2028 Notes offered hereby could also lead to a default under agreements governing our future indebtedness. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase our 2028 Notes or make required payments on our 2028 Notes when due.

Increased Focus on Our Environmental, Social, and Governance ("ESG") Responsibilities May Result in Additional Costs and Risks.

Institutional, individual, and other investors, proxy advisory services, regulatory authorities, consumers and other stakeholders are increasingly focused on ESG practices of companies. As we look to respond to evolving standards for identifying, measuring, and reporting ESG metrics, our efforts may result in a significant increase in costs and may nevertheless not meet investor or other stakeholder expectations and evolving standards or regulatory requirements, which may negatively impact our financial results, our reputation, our ability to attract or retain employees, our attractiveness as a service provider, investment, or business partner, or expose us to government enforcement actions, private litigation, and actions by stockholders or stakeholders.

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

In fiscal years 2020, 2021 and 2022, 96.0%, 98.9% and 98.6%, respectively, of our revenue was derived directly from sales by our subsidiaries in India. The performance and growth of our business are necessarily dependent on economic conditions prevalent in India, which may be materially and adversely affected by political instability or regional conflicts, a general rise in interest rates, inflation, and economic slowdown elsewhere in the world or otherwise. The Indian economy has experienced slower GDP growth in the past few years. In 2020, India’s economy continued to decelerate from prior year’s growth due to the impact of the COVID- 19 pandemic, which resulted in a sharp decline in various economic activities, including consumer spending, across the country. As the Indian economy was impacted by a second and third waves of COVID-19 cases in fiscal year 2022, we cannot predict whether or when travel bookings will return to pre-COVID-19 levels. The Indian economy also remains largely driven by the performance of the agriculture sector, which depends on external factors such as the quality of the monsoon season each year.

A change in government or in economic and deregulation policies could adversely affect economic conditions prevalent in the areas in which we operate our business. For example, in November 2016, the Government of India and the Reserve Bank of India issued notifications withdrawing certain high-value denominations of currency notes as legal tender, which resulted in a short-term negative impact on the economy, including the travel industry. These and similar future measures may adversely affect India’s economy and growth rate. In the past, economic slowdowns in the Indian economy have harmed the travel industry as customers have less disposable income for their travels, especially holiday travel. The conflict between Ukraine and Russia has contributed to significant volatility in global economic conditions and has had a negative impact on the global economy, which could dampen demand for India’s exports. In addition, supply chain disruptions could further affect India’s economy and exacerbate the effect of inflation. Any slowdown in the Indian economy or increase in inflation could have a material adverse effect on the demand for the travel products we sell and, as a result, on our financial condition and results of operations.

Trade deficits, any downgrading of India’s debt rating by a domestic or international rating agency or any changes in the rate of increase of Indian price inflation could also adversely affect our business and the price of our ordinary shares. India’s trade relationships with other countries and its trade deficit, driven to a major extent by global crude oil prices, may adversely affect Indian economic conditions. If trade deficits increase or are no longer manageable because of the rise in global crude oil prices or otherwise, our business, our financial performance and the price of our ordinary shares could be adversely affected.

India also faces major challenges in sustaining its growth, which includes the need for substantial infrastructure development, improving access to healthcare and education, widespread vaccine coverage, gains from supply-side reforms and easing of regulations, robust export growth, and availability of fiscal space to ramp up capital spending. If India’s economic growth cannot be sustained or otherwise slows down significantly, our business and prospects could be adversely affected.

The Travel Industry in India is Susceptible to Extraneous Events Such As Terrorist Attacks and Other Acts of Violence, Which May Result in a Reduction in Travel Volumes to Affected Areas.

Terrorist attacks and other acts of violence or war, such as the outbreak of war between Ukraine and Russia in 2022, growing conflict in the Israel-Palestine region in May 2021, border conflicts between India and People’s Republic of China in the Himalayan Region in 2020, the terrorist attacks in France, Belgium and the United Kingdom between 2015 and 2017, in Jammu and Kashmir, India and in Sri Lanka in 2019, as well as other neighboring countries, may adversely affect the Indian markets and the worldwide financial markets. As many terrorist attacks tend to be focused on tourists or tourist destinations, such acts may also result in a reduction in confidence in the Indian travel industry and could adversely impact our business and prospects. In addition, any deterioration in international relations between India and other countries may result in concerns regarding regional stability, which could adversely affect the price of our ordinary shares. The occurrence of any of these events may result in a loss of business confidence and have an adverse effect on our business and financial performance.

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

Natural Calamities, Outbreak of Epidemics and Other Disruptions Could Have a Negative Impact on the Indian Economy and Cause Our Business to Suffer.

India has experienced natural calamities such as earthquakes, tsunamis, floods, cyclones and drought in the past few years. For example, in September 2014, the state of Jammu and Kashmir in northern India, a popular tourism destination, experienced widespread floods and landslides. Floods and cyclones have also occurred in other parts of India over the years. Such natural disasters can have an adverse impact on economic activity and travel demand in affected areas or nationwide. The outbreak of pandemics or epidemics could have a material adverse effect on the Indian economy and our business. For example, the COVID-19 pandemic and related lockdowns and economic disruptions have had a significant negative impact on the travel industry in India, including our business, and around the world. For more information, see “Risk Factors — Risks Related to Us and Our Industry — The COVID-19 pandemic has had, and is expected to have, a material adverse effect on the travel industry and our business, financial condition, results of operations and cash flows.” Substantially all of our operations and employees are located in India and there can be no assurance that we will not be affected by natural disasters, pandemics or disruptions and epidemics in the future. The occurrence of such events in the future could have an adverse impact on our business, financial conditions and results from operations.

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

In addition, pursuant to amendments in April 2020 to the FDI policy and the FEMA rules, prior government approval will be required for any non-debt investment into India by non-resident entities from countries that share a land border with India or where the beneficial owner of such an investment is situated in or is a citizen of any such country, as well as for any transfer of any such proposed or existing non-debt investment, directly or indirectly, that would result in ownership by any such non-resident entity or beneficial owner. The list of land border countries includes Afghanistan, Bangladesh, Bhutan, the People’s Republic of China, Myanmar, Nepal and Pakistan. This approval requirement applies to investments in all sectors, including those that previously did not require such approval, such as travel and tourism. The term “beneficial owner” has not yet been defined for purposes of the FDI Policy and the FEMA. If we are deemed to be a non-resident entity or an entity with a beneficial owner restricted by these amendments, prior government approval will be required for investments in non-debt instruments in our direct and indirect Indian subsidiaries and group entities, including MMT India and Ibibo India, as well as for any such proposed investments or acquisitions by us or our affiliates, including MMT India, Ibibo India and affiliates which are not resident in India. Investments in our ordinary shares, including upon conversion of our Class B shares or our 2028 Notes, and our Class B shares would be deemed to be non-debt investments into our Indian subsidiaries, including MMT India and Ibibo India. Accordingly, under the current FDI Policy and the FEMA rules, any proposed holder or beneficial owner of our ordinary shares, Class B shares or 2028 Notes that is a non-resident entity from a country that shares a land border with India or where the beneficial owner of such an investment is situated in or is a citizen of any such country will not be able to convert such notes into ordinary shares without such approval. The Government of India has made and may continue to make revisions to the FDI Policy and the FEMA rules, which may impose additional requirements with respect to any holder’s ability to acquire our ordinary shares, including upon conversion of our Class B shares or our 2028 Notes, and/or requirements for acquisition of our ordinary shares or Class B shares upon a transfer thereof. Further, under the FEMA, we are restricted from lending to or borrowing from our Indian subsidiaries and our Indian subsidiaries are restricted from lending or borrowing in foreign currencies. We are also required to complete FEMA filings with respect to past investments in order to make further investments in India. There can be no assurance that we will be able to obtain any required approvals for future acquisitions or investments in India, including in our Indian subsidiaries and group entities, or that we will be able to obtain such approvals in a timely manner, on satisfactory terms or at all. Under the FEMA, the Reserve Bank of India has the power to impose monetary penalties, including of up to three times the value of a FEMA violation, where quantifiable, and confiscate the shares at issue.

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

Our Business and Activities Are Regulated by the Competition Act, 2002.

The Competition Act, 2002, as amended, or the Competition Act, regulates practices that could have an appreciable adverse effect on competition in India. Under the Competition Act, any arrangement, understanding or action, whether formal or informal, which causes or is likely to cause an appreciable adverse effect on competition in India is void and may result in substantial penalties and compensation to be paid to persons shown to have suffered losses. Any agreement among competitors which directly or indirectly determines purchase or sale prices, results in bid rigging or collusive bidding, limits or controls production, supply, markets, technical development, investment or the provision of services, or shares the market or source of production or provision of services in any manner, including by way of allocation of geographical area or types of goods or services or number of customers in the market, is presumed to have an appreciable adverse effect on competition. Further, the Competition Act prohibits the abuse of a dominant position by any enterprise either directly or indirectly, including by way of unfair or discriminatory pricing or conditions in the sale of goods or services, using a dominant position in one relevant market to enter into, or protect, another relevant market, and denial of market access, and such practices are subject to substantial penalties and may also be subject to compensation for losses and orders to divide the enterprise. Acquisitions, mergers and amalgamations that exceed certain revenue and asset thresholds (combinations) require the prior approval of the Competition Commission of India, or CCI. Any such combinations that have, or are likely to have, an appreciable adverse effect on competition in India are prohibited and void. There can be no assurance that we will be able to obtain approval for such future transactions on satisfactory terms, or at all. Further, the CCI has extraterritorial powers and can investigate any agreements, abusive conduct or combination occurring outside India if such agreement, conduct or combination has, or is likely to have, an appreciable adverse effect on competition in India.

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

Our Investors May Be Subject to Indian Taxes on Income Arising Through the Sale of Our Ordinary Shares.

Amendments introduced in fiscal year 2012 to the Income Tax Act, 1961, as amended, provide that income arising directly or indirectly through the sale of a capital asset, including any shares or interest in a company incorporated outside of India, will be subject to tax in India, if such shares or interest directly or indirectly derive their value substantially from assets located in India, irrespective of whether the seller of such shares has a residence, place of business, business connection, or any other presence in India. Through amendments introduced in fiscal year 2015 to the Income Tax Act, 1961, the word “substantially” has been defined and investors may be subject to Indian income taxes on the income arising directly or indirectly through the sale of our ordinary shares subject to the provisions of double taxation avoidance agreements that India has entered into with other countries. Further, the amendments also contain an exemption with respect to alienation of shares by a transferor-investor whose voting rights or share capital, at any time during twelve-month period preceding the date of sale, does not exceed 5% of the total voting rights or share capital in the company, provided such transferor-investor is not vested with rights of management or control in any other form.

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

We May Become Subject to Unanticipated Tax Liabilities That May Have a Material Adverse Effect on Our Results of Operations.

We are a Mauritius Global Business Company and are tax resident in Mauritius. The Income Tax Act 1995 of Mauritius imposes a tax in Mauritius on the chargeable income of our holding company at the rate of 15.0%.

Our holding company is governed by the new regulatory regime applicable to Global Business Companies (GBC) from July 1, 2021. Generally, income tax rate for GBCs is at 15%. Subject to meeting certain prescribed conditions, a partial exemption of 80% may be allowed against certain types of income such as foreign source dividend and interest. Where the GBC derives income which is subject to foreign tax, and where such partial exemption has not been applied, the amount of foreign tax paid may be allowed as a credit against income tax payable in Mauritius in respect of that income.

In order to maintain their global business licences, GBCs must adhere to substance requirements such as:

(i)	carrying out their core income generating activities in or from Mauritius by:
•	employing either directly or indirectly a reasonable number of qualified persons to carry out the core activities, and
•	having a minimum level of expenditure, which is proportionate to its level of activities
(ii)	be managed and controlled from Mauritius; and
(iii)	be administered by a Management Company.

In a circular addressed to Management Companies dated October 12, 2018, the Financial Services Commission in Mauritius has advised that in assessing the substance requirements to be met by a GBC, they shall consider the nature and level of core income generating activities conducted (including the use of technology) by the GBC and taking into account the circumstances of each GBC, based on certain indicative guidelines such as minimum expenditure and employment in Mauritius.

 The Mauritius Financial Services Commission has clarified through a circular dated January 17, 2022, that core income generating activities requirements will only apply to those holders or applicants for a global business licence wishing to avail of the preferential tax regime. GBCs not claiming partial exemption are not required to meet the core income generating activities requirements. Accordingly, our holding company will need to meet these requirements if it avails of the preferential tax regime.

Mauritius revenue authorities have abolished the benefit of 80% deemed foreign tax credit to GBC companies and have introduced the concept of a “preferential tax regime” where 80% of specified income would be exempt from tax, subject to satisfaction of core income generating activities.

Our holding company holds a specific Tax Residence Certificate issued under the Convention between Government of Mauritius and the Government of Republic of India for the avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on income and Capital Gains and for the Encouragement Mutual Trade and Investment, valid until May 4, 2023 and a general Tax Residence Certificate for all jurisdictions, valid until May 8, 2023, to certify that our holding company is resident in Mauritius, from the Mauritius Revenue Authority, as per the guidelines prescribed by the Mauritius Revenue Authority. These certificates are required for the avoidance of double taxation under the Agreements for the Avoidance of Double Taxation signed between Mauritius and other jurisdictions, including India. These tax residence certificates are renewed annually.

We believe that a significant portion of the income derived from our operations will not be subject to tax in countries in which we conduct activities or in which our customers are located, other than Mauritius, India, Malaysia, Thailand, Singapore, the United States, UAE, Peru, Columbia and Indonesia. However, this belief is based on the anticipated nature and conduct of our business, which may change. It is also based on our understanding of our position under the tax laws of the countries in which we have assets or conduct activities. This position is subject to review and possible challenge by taxing authorities and to possible changes in law that may have retroactive effect. Our results of operations could be materially and adversely affected if we become subject to a significant amount of unanticipated tax liabilities.

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

As of March 31, 2022, we had 65,606,041 ordinary shares and 39,667,911 Class B Shares outstanding. All of the ordinary shares sold in our prior public offerings are freely tradable without restriction or further registration under the US Securities Act of 1933, or the Securities Act, unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Subject to applicable restrictions and limitations under Rule 144 of the Securities Act, all of our shares outstanding before our prior public offerings will be eligible for sale in the public market. If these shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our ordinary shares could decline. We cannot predict what effect, if any, market sales of ordinary shares held by our significant shareholders or any other shareholder or the availability of these ordinary shares for future sale will have on the market price of our ordinary shares.

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

In February 2021, we issued $230.0 million aggregate principal amount of 0.00% convertible senior notes due 2028, or the 2028 Notes. Pursuant to the Terms of Issue of our Class B Shares, if and when any holder of the 2028 Notes offered hereby elects to convert its 2028 Notes into our ordinary shares, Trip.com (or any subsequent transferee in a Forty Percent Transfer (as in the Terms of Issue of our Class B Shares)) will have a pre-emptive right to subscribe for and purchase such number of additional Class B Shares that would preserve the percentage of its voting power in our share capital (after giving pro forma effect to the issuance of our ordinary shares upon the relevant conversion), at a price per Class B share equal to the then-effective conversion price (being $1,000 divided by the then-effective conversion rate). The maximum number of Class B Shares that may be issued pursuant to the exercise of Trip.com’s pre-emptive rights as of March 31, 2022 is 7,384,465 assuming (i) no adjustment to the conversion rate for any 2028 Notes converted in connection with a make-whole fundamental change or any conversion rate adjustments (in each case, as described in the indenture relating to the 2028 Notes) (ii) all 2028 Notes are converted simultaneously immediately prior to maturity and (iii) there are no changes to our share capital after March 31, 2022 until such pre-emptive rights are exercised, other than issuance of our ordinary shares upon conversion of the entire aggregate principal amount of the 2028 Notes. Such maximum number of Class B Shares includes Class B Shares issuable to Trip.com in connection with the exercise of its pre-emptive rights to subscribe for and purchase new Class B Shares (which Trip.com has deferred to a later date on which the purchase by Trip.com of the new Class B Shares would in the good faith judgment of Trip.com not be inconsistent with any applicable law) as a result of the issuance of ordinary shares pursuant to the assumed full conversion of the 2028 Notes as well as the exercise or settlement of equity awards under our Share Incentive Plan 2010 between August 19, 2020 to March 31, 2022. See “Item 10. Additional Information — B. Memorandum and Articles of Association — Trip.com’s Pre-Emptive Rights in relation to our 2028 Notes.” Any issuance of our Class B Shares will be subject to applicable restrictions under foreign investment laws in India. See “Item 3. Key Information — D. Risk Factors—Risks related to Operations in India—Restrictions on Foreign Investment in India May Prevent or Delay Future Acquisitions or Investments By Us in India, or Require Us to Make Changes to Our Business, Which May Adversely Affect Our Business and Financial Performance, and Require Prior Government Approval for Holders of Our Ordinary Shares, Including Upon Conversion of Our Class B Shares or Our 2028 Notes, and Our Class B Shares”.

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

Dividends and other distributions on equity paid by our operating subsidiaries will be our holding company’s principal source for cash in order for us to be able to pay any dividends and other cash distributions to our shareholders. As of the date of this Annual Report, MMT India, ibibo Group or any other subsidiary has not paid any cash dividends on its equity shares to MakeMyTrip Limited. If our operating subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to our holding company. As our key operating subsidiaries are established in India, such subsidiaries also subject to certain limitations with respect to dividend payments.

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

A. History and Development of our Company

MakeMyTrip Limited (Company No. 24478/5832) is a public company incorporated under the laws of Mauritius with limited liability on April 28, 2000, and we hold a Global Business License issued by the Financial Services Commission in Mauritius. Our registered office is located at c/o IQ EQ Corporate Services (Mauritius) Limited, 33, Edith Cavell Street, Port Louis, Republic of Mauritius, 11324 and the telephone number for this office is (230) 212 9800. Our principal executive office is located at 19th Floor, Building No. 5, DLF Cyber City, Gurugram, India, 122002 and the telephone number for this office is (91-124) 439-5000. Our principal website address is www.makemytrip.com. Our other websites include www.goibibo.com; and www.redbus.in. Information contained on our website, or the website of any of our subsidiaries or affiliates, is not a part of this Annual Report. Our agent for service in the United States is MakeMyTrip Inc., 60 East 42nd Street, Suite 605, New York, NY 10165.

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

On January 29, 2016, we issued 274,135 of our own shares to discharge the balance deferred consideration for the acquisition of Hotel Travel Group. These shares were issued from treasury shares held by us.

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

On April 26, 2019, MIH Internet and MIH B2C Holdings B.V. entered into a share purchase agreement with Trip.com, or the Naspers-Trip.com Agreement, pursuant to which Trip.com agreed to acquire all of our ordinary shares and Class B Shares held by MIH Internet, or the Naspers-Trip.com Transaction. On August 30, 2019, Trip.com completed the share exchange transaction with MIH Internet and increased its shareholding in our holding company to 49.0% of our total voting power based on our then-outstanding ordinary shares and Class B Shares voting as a single class.

On February 9, 2021, we issued $230.0 million aggregate principal amount of 0.00% convertible senior notes due 2028. The 2028 Notes are convertible based upon an initial conversion rate of 25.8035 ordinary shares per $1,000 principal amount of 2028 Notes (equivalent to a conversion price of approximately $38.75 per ordinary share). This conversion rate is subject to certain adjustments in connection with a make-whole fundamental change or any conversion rate adjustments (in each case, as described in the indenture relating to the 2028 Notes). The 2028 Notes will mature on February 15, 2028, unless earlier repurchased, redeemed or converted. The 2028 Notes are convertible into ordinary shares, at the option of the holders, in integral multiples of $1,000 principal amount, at any time prior to the close of business on the second business day preceding February 15, 2028.

As of March 31, 2022, our stated capital was $2,026,000,941.17 comprising 65,606,041 ordinary shares and 39,667,911 Class B Shares with a par value of $0.0005 each.

Investments, Acquisitions and Disposals

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

Notwithstanding our plans to continue to operate the ibibo Group’s businesses separately from MMT India’s, over the years, we have integrated multiple technology platforms like telephony, CRM, web platforms etc. to support both MMT India and Ibibo India business. Further, we believe that bringing together the MakeMyTrip, Goibibo and redBus brands strengthens each individual business. See also “Item 3. Key Information — D. Risk Factors —Risks Related to Us and Our Industry — Our Strategic Investments and Acquisitions May Not Bring Us Anticipated Benefits, and We May Not Be Successful in Pursuing Future Investments and Acquisitions.”

Other Acquisitions

In July 2018, we acquired 100% equity interest in Bitla, which provides technology support for bus operators. In April 2019, we acquired a majority equity interest from the existing shareholders of Quest 2 Travel, which provides travel solutions for various corporates across India. In December 2021, we acquired an additional equity interest in Quest 2 Travel. In April 2022, we acquired a majority interest in Book My Forex, which offers currency exchange, multi-currency prepaid forex cards and cross border remittances, as well as other ancillary products, to Indians travelling abroad.

Disposal of Investments

On August 9, 2021, we disposed off our entire equity investment in Le Travenues Technology Private Limited, for an aggregate consideration of $38.5 million. For further details, refer Note 9 to our consolidated financial statements, which are included elsewhere in this Annual Report.

Scheme of Arrangement involving MMT India and Ibibo India

Our key subsidiaries in India, MMT India and Ibibo India, are engaged in the air ticketing, hotel reservation and tour packages businesses, as well as a bus ticketing business with a presence across India. In January 2021, MMT India and Ibibo India entered into a scheme of arrangement, pursuant to which the business of Ibibo India (excluding the redBus India business) will be merged with MMT India, while Ibibo India will continue to run our redBus business. Completion of the scheme of arrangement is subject to applicable regulatory approvals in India, including approval from the National Company Law Tribunal.

Additional Information

The SEC maintains an internet site, www.sec.gov, that contains reports, proxy and information statements, and other information regarding issuers, like us, that file electronically with the SEC. We also maintain a website at www.makemytrip.com, which contains information about our company. The information on our website shall not be deemed part of this Annual Report.

B. Business Overview

We are a leading travel service provider in India. Through our primary websites, www.makemytrip.com, www.goibibo.com and www.redbus.in, and our mobile applications, travelers can research, plan and book a wide range of travel services and products in India as well as overseas. Our services and products include air ticketing, hotels and packages, bus tickets, rail tickets, car hire, activities and experiences and ancillary travel requirements such as facilitating access to third-party travel and other insurance products and visa processing. As of March 31, 2022, approximately 60,000 properties in India including alternative accommodation properties, were available to our customers for booking through our platform. The number of properties in India available for booking through our platform declined due to the effects of the COVID-19 pandemic. In addition, customers can book over 700,000 hotels and properties outside India, as well as tickets from Indian Railways and over 4,500 bus operators, including several major bus operators in India, Peru, Colombia and select countries in Southeast Asia, through our platform as of March 31, 2022.

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

We have invested significant capital in our infrastructure and in sales and marketing efforts to build our brand, acquire customers and gain recognition, and recorded net losses for each of our fiscal years except for fiscal years 2011 and 2012. We recorded a net loss $(447.5) million (of which $(302.9) million was the result of an impairment of goodwill and provision for litigations) in fiscal year 2020. In fiscal year 2021, we implemented various cost saving measures in response to lower travel demand due to the COVID-19 pandemic and reduced our operating expenses (including marketing and sales promotions expenses) and reported a net loss of $(56.0) million. In fiscal year 2022, in response to the gradual recovery in domestic travel demand as a result of the diminishing impact of the COVID-19 pandemic in India, our revenue and operating expenses (including marketing and sales promotions expenses) increased and we reported a net loss of $(45.6) million.

Air ticketing – Flights Segments, Hotels and packages – Room nights and Bus ticketing – Travelled tickets booked through our platform was 42.1 million, 29.6 million and 78.6 million, respectively, in fiscal year 2020, 15.0 million, 8.5 million and 26.7 million, respectively, in fiscal year 2021, and 24.7 million, 15.6 million and 39.5 million, respectively, in fiscal year 2022. Our gross bookings were $6.1 billion , $1.6 billion and $3.2 billion during fiscal years 2020, 2021 and 2022, respectively.

Customers can make bookings on our MakeMyTrip, Goibibo and redBus mobile and desktop sites accessible through www.makemytrip.com, www.goibibo.com and www.redbus.in, respectively, and through our mobile applications for iOS, Android and Windows, which allow bookings for Indian and international flights, hotels and holiday packages, and Indian bus offerings, trains, inter-city cabs and activities and experiences.

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

We believe the strength of our brands, quality of our services, user-friendliness of our website experience, focus on our customers and efficacy of our marketing programs have enabled us to capture a significant share of the domestic air travel market in India, while increasing online penetration of the primarily-offline international air and hotels market in India. Our MakeMyTrip and Goibibo brands have won a number of awards in the past five fiscal years, including:

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

Our Strengths

We have the following competitive strengths:

A Leading Travel Service Provider in India with Well-Recognized Brands. Since commencing our travel business in India in 2005, we have become a leading company in the Indian travel market for air ticketing, hotels and packages and bus ticketing bookings. In fiscal year 2020, 35.3 million flight segments for domestic air tickets in India, 29.6 million room-nights for hotels and packages and 78.6 million travelled tickets for bus tickets were booked through us. In fiscal year 2021, 14.7 million flight segments for domestic air tickets in India, 8.5 million room-nights for hotels and packages and 26.7 million travelled tickets for bus tickets were booked through us. In fiscal year 2022, 23.7 million flight segments for domestic air tickets in India, 15.6 million room-nights for hotels and packages and 39.5 million travelled tickets for bus tickets were booked through us. Furthermore, based on data from the DGCA, we estimate that nearly one in three domestic air passengers in India booked their air ticket through our company during fiscal year 2022.

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

We believe that as the leading travel service provider in India, we are well positioned to succeed as consumers’ destination of choice for fast, easily searchable and more transparent travel research and shopping. As our market share grows, we are increasingly able to leverage deep knowledge of the travel industry and consumer trends and preferences to further personalize our travel offerings and drive higher customer conversion. Additionally, we are able to provide better pricing through scale and by bundling multiple travel products together in a single offer.

Comprehensive Selection of Service and Product Offerings. We offer our customers a comprehensive selection of travel and travel-related services and products. We cater to the travel needs of residents in India as well as non-resident Indians and others traveling to India from the United States, Southeast Asia, the Gulf Cooperation Council or GCC countries and elsewhere. Our services and products include air tickets, hotels and packages, bus tickets, rail tickets, car hire, activities and experiences and ancillary travel requirements such as facilitating access to travel and other insurance products and visa processing. As of March 31, 2022, approximately 60,000 properties in India, including alternative accommodation properties, were available to our customers for booking through our platform. The number of properties in India available for booking through our platform declined due to the effects of the COVID-19 pandemic. In addition, customers can book over 700,000 hotels and properties outside India, as well as tickets from Indian Railways and over 4,500 bus operators, including several major bus operators in India, Peru, Colombia and select countries in Southeast Asia, through our platform as of March 31, 2022. Our selection of hotels is diverse, with choices for travelers from budget to premium category offerings, homestays, villas and apartments being available on all our brands and also through our offline channels and corporate offerings. We believe our comprehensive selection of travel services and products makes us a “one stop shop” for various types of travel and related ancillary services for our customers’ travel needs and allows us to combine multiple products and provide customized packages that suit the unique needs of our customers.

Broad Distribution Network. We use a variety of technology-enhanced distribution channels to target the growing Indian middle-class travel market. Our distribution network is centered on our India-focused websites, www.makemytrip.com, www.goibibo.com and www.redbus.in, mobile applications for Android and iOS, our United Arab Emirates-focused website, www.makemytrip.ae, our call centers, and various franchisee-owned travel stores in India as of March 31, 2022. Travel agents can access our MakeMyTrip B2B websites through a dedicated platform called MyPartner which enable them to sell our full suite of online travel services to their customers. Our Holiday Experts initiative also offers a unique career opportunity to Indian women homemakers as it helps them utilize their skill-sets by providing them with in-depth training and access to latest advanced tools and technology, along with close and continuous mentoring. This initiative boasts more than 850 women who are working from home and helping our customers with our holiday offerings.

Advanced, Secure and Scalable Technology Platform. We have built an advanced and secure common technology platform which integrates our sales, supplier and customer services fulfillment operations. We have designed our websites and mobile applications to be user-friendly, providing our customers with extensive low-price options and alternative routings, as well as offering them combinations of flight and hotel bookings at cost-effective rates. Our websites also enable our customers to find their right destinations easily by using colloquial names or major landmarks. We continuously make improvements to our online booking platforms to enhance the user experience for researching and booking air tickets, hotels, packages and bus tickets on www.makemytrip.com, www.goibibo.com and www.redbus.in. We also continue to focus on automation, for example by making changes to our MakeMyTrip and Goibibo extranet sites to allow more of our hotel suppliers to use a self-service mode in managing their rates and inventory. redBus launched the redPro platform, which provides real-time operational insights to bus operators, allowing them to provide customized deals for our customers, analyze customer feedback and respond to customer concerns.

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

Our MakeMyTrip, Goibibo and redBus platforms are hosted on AWS, which provides a high degree of reliability, security and scalability and helps us to maintain adequate capacity. Our technology platforms can be upgraded to handle increased traffic and complexity of products with limited additional investment. In the past, we have experienced peak traffic on our websites when multiple airlines have offered promotional rates, simultaneously. On those occasions, on average, our www.makemytrip.com website handled approximately 42,000 transactions and over 2.0 million searches in a day, our www.goibibo.com website handled approximately 80,000 transactions and over 4.0 million searches in a day across all our hotel, car, train and bus offerings and our website www.redbus.in, handled approximately 150,000 transactions and over 6.0 million searches per day across our platforms.

Customer-Focused Approach. We place significant emphasis on technology, personnel and training to improve our services to our customers. Our customers can choose from our various customer service channels to contact us, including web-based self-service or automated chat support as well as our call centers, our franchisee-owned travel stores and e-mail. We have access to a large amount of customer data through our MakeMyTrip, Goibibo and redBus businesses, which allows us to optimize our online marketing and provide customized product offerings. Our mobile service platforms allow customers to receive e-tickets and flight alerts via text messages and WhatsApp messages on their mobile phones. Our customers are also able to make bookings on our mobile sites and web application mobile sites, accessible through www.makemytrip.com, www.goibibo.com and www.redbus.in. In addition to being able to make different types of travel bookings on their smartphones and mobile devices, customers can view their booking details, cancel bookings, request e-tickets, track refund status, check flight status, look for new deals and use location-based services to find nearby places of interest. Our websites and mobile applications provide an enhanced user experience for researching and booking hotels, as well as valuable travel information not available on our mobile sites, such as user-generated travel reviews and destination guides to help customers conduct research and make travel decisions.

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

MakeMyTrip and Goibibo also offer loyalty programs. MMT India offers the “MMT Black” loyalty program for select customers on an invite-only basis to promote repeat bookings and enhancing stickiness to the platform. MMT Black members earn rewards based on their spending on our mobile applications and websites and these rewards can be used to get discounts on bookings on our website and mobile platforms and can also be exchanged for coupons and rewards from partner brands. In fiscal year 2021, we relaunched our premier, invite-only “MMT Black” loyalty program with enhanced benefits such as special discounts and upgrades on participating hotel brands, tier based complimentary flights, holiday privileges and rewards on each booking on our app and websites. As of March 31, 2022, we had 1.2 million enrolments in MMT Black.

Goibibo’s “GoTribe” loyalty program allows registered users to earn rewards and benefits on their travel bookings, with the aim of rewarding and retaining high value customers. Members earn Tribe coins and have access to benefits such as special discounts and complimentary privileges from participating hotel brands and tier based complimentary flight seats on each booking on our platform. The Tribe coins can be converted to GoCash or exchanged for Tribe coupons, which can be used for obtaining discounts for future bookings. As of March 31, 2022, Goibibo had 1.0 million enrolments in GoTribe.

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

Experienced Management Team. We operate in an industry where we believe one of the most important assets is the quality of our people. Our senior management team is comprised of industry executives with significant experience in the travel industry, including online travel agencies, in India and the United States. Our senior management team also has in-depth experience in the internet, consumer services and consumer product industries, having worked with companies such as GE Capital, PepsiCo, Colgate and Seagram. Our senior management team is supported by our broader leadership team, comprising talented and experienced professionals that oversee and implement our day-to-day operations. We also actively recruit management graduates and engineers from leading institutions in India to fill important management roles in our company.

Our Strategy

We believe that India’s growing base of more than half a billion internet and smartphone users, coupled with the country’s rapid drive towards digital adoption driven by its young population provide us with significant growth opportunities. Our objective is to pursue long-term market share growth opportunities to grow profitably by building on our current position as one of India’s leading travel service providers. The key elements of our strategy include:

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

We aim to increase our market share by investing in automation, adoption of new technologies and greater focus on customers. Our objective is to enable more hotel suppliers to seamlessly connect to our various platforms using the latest technology, including direct connects, channel managers and direct integrations with various aggregators. We also continue to focus on automation by making changes to our extranet to allow more of our hotel suppliers to use a self-service mode for managing their rates, inventory, content, payments and confirm bookings made by our customers on a real-time basis. According to the World Economic Forum, India is expected to have 1.0 billion internet users by 2030, driven by the continued adoption of smartphone usage. We believe that we can increase our total number of transactions as internet penetration in India increases over time. In addition, given the high penetration of smartphones in India, we have also introduced our extranet mobile application which allows hotels to directly update inventory and rates, and confirm bookings through the application. We are investing on improving the customer experience by improving our offering on various devices (especially mobile and tablets) which the customers use to connect with us and becoming more content-focused. We also intend to grow our packages business outside India through strategic partnerships and acquisitions, as well as by strengthening our relationships with key aggregators from whom we procure inventory for our packages products.

Expand Our Service and Product Portfolio to Enhance Cross-Selling Opportunities. We believe that expanding our service and product offerings is an important means of customer acquisition as the diversity of our services and products will improve our offerings to customers, attract more customers to our websites and mobile applications and allow us to cross sell higher-margin services and products to them. We expect to explore opportunities to expand our offerings of alternative accommodation, activities and experiences, multi-modal transportation and travel offerings across regions.

We seek to continue expanding our travel offerings beyond core air tickets, hotels and packages to mass market products including bus and rail. We introduced the sale of bus tickets in 2008 and the sale of rail tickets in 2009 under our MakeMyTrip brand. In January 2017, we expanded both of these businesses through the acquisition of the ibibo Group and the addition of its redBus bus ticketing and Goibibo rail ticketing businesses to our offerings. We also provide car hire services in conjunction with our holiday package bookings and in fiscal year 2018, we introduced intercity car hire services on both MakeMyTrip and Goibibo platforms. In fiscal year 2019, we introduced “Experiences”, a new category of service that allows our users to buy tickets to attractions, dinners and many other travel and local activities in their region. Further, we also provide other value-added ancillary services such as facilitating access to insurance and visa processing to enhance our customers’ travel. Currently we offer over 35,000 activities and experiences on our MakeMyTrip and Goibibo platforms, both domestically and overseas. While this vertical is fairly new, we are already seeing meaningful cross selling of hotels and flights taking place from new users in our “Experiences” offerings. Further, we also provide other value-added ancillary services such as facilitating access to insurance and visa processing to enhance our customers’ travel experience.

Enhance Our Service Platforms by Investing in Technology. We intend to continue to invest in technology to enhance the features of our services and our platforms. We have integrated our hotels extranets platform, flights supply unification, pricing system and CRM unification across our MakeMyTrip and Goibibo brands. We also intend to extend user feedback features to more products, enable more user-friendly bookings to be saved by our customers and used across all our services and products, enhance our mobile service platform to make mobile transactions more user-friendly and allow real-time fingerprinting to prevent online credit card fraud. We intend to sell more of our holiday packages online in addition to selling through our call centers, which we believe will result in increasing our operating margins. We believe that our continued investments in technology will enable us to enhance our customer service and to capitalize on the expected growth opportunities in the online travel market in India. We intend to continue to focus on increasing our online and mobile customer base. We intend to continue to invest in mobile offerings and applications. We also intend to strengthen our focus on analytics, and upgrading our technology platform. We have also unified our back end systems across our MakeMyTrip, Goibibo and redBus platforms, which we believe will yield faster and more efficient development and deployment of system enhancements.

Expand into New Geographic Markets. We believe we are well positioned for growth in other overseas markets, particularly those with a significant non-resident Indian population as well as destinations with proximity to India and favored by Indian travelers, particularly popular regional destinations that are located within a five-hour flight from India. In December 2009, we launched our website, www.makemytrip.ae, in the United Arab Emirates, following, among other things, the registration of our website’s domain name with the relevant registry as well as the procurement of additional servers to handle the increased traffic from this international website. The United Arab Emirates has a significant non-resident Indian population, and our website is intended to serve the travel needs of non-resident Indian travelers traveling from the United Arab Emirates and neighboring Middle Eastern countries to India as well as on their travels elsewhere. In 2021, we launched our flights and hotels desktop and mobile web platform covering the Gulf Cooperation Council countries. We have developed multilingual content and vernacular search optimized pages in Arabic and English for such markets, which has resulted in additional travelers from the region using both our web and mobile platforms.

We entered the Singapore market by acquiring Luxury Tours in May 2011. In November 2012, we expanded in South-East Asia through our acquisition of the ITC Group. In January 2017, as part of our acquisition of the ibibo Group, we entered the Colombia and Peru markets through our redBus business. In April 2018, redBus also commenced operations in Indonesia.

Pursue Selective Strategic Partnerships and Acquisitions. In addition to growing our business organically, we have in the past and may continue to pursue strategic partnerships and targeted acquisitions that complement our service offerings, strengthen or establish our presence in our targeted domestic and overseas markets or to gain access to technology. On January 31, 2017, we undertook a strategic combination with the ibibo Group by way of an acquisition of 100% equity interest in the ibibo Group, which owns and operates air ticketing, hotels and packages and rail and bus ticketing businesses under its Goibibo and redBus brands. In fiscal year 2013, we became the sole owner of Luxury Tours, a Singapore-based travel agency which is engaged in the business of providing hotel reservations, excursion tours and other related services to inbound and outbound travelers in Singapore and the rest of South-East Asia, following our initial investment in 2011. In 2014, we acquired a minority equity interest in Simplotel and currently hold a 41.9% equity interest in Simplotel. We became the sole owner of the ITC Group in 2015, a well-established hotel aggregator and tour operator focused on Thailand in which we initially invested in 2012. In fiscal year 2019, we acquired 100% equity interest in Bitla, which provides technology support for bus operators and in April 2019, we acquired controlling equity interest from the existing shareholders of Quest 2 Travel, which provides travel solutions for various corporates across India. We also hold a 38.6% stake in Saaranya Hospitality Technology Private Limited. In April 2022, we acquired a majority interest in Book My Forex, which offers currency exchange, multi-currency prepaid forex cards, cross border remittances as well as other ancillary products to Indians travelling abroad. We expect to continue to monitor strategic partnerships and acquisitions in the future. We believe that our acquisitions and partnerships, together with our technology platform that enables us to successfully and cost-effectively integrate our new acquisitions and partners, have helped to strengthen our positions in our different businesses.

Our Services and Products

We offer a comprehensive selection of travel and travel-related services and products catering to the travel needs of residents in India as well as non-resident Indians and others traveling to India from the United States, Southeast Asia, the Gulf Cooperation Council countries and elsewhere. We provide travelers with the tools and information they need to efficiently research, plan, book and purchase travel services and products in India as well as overseas. Our services and products include air tickets, hotels, packages, bus tickets, rail tickets, car hire, activities and experiences and ancillary travel requirements such as visa processing and facilitating access to travel and other insurance products. Our key customers include leisure travelers and corporates.

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

We commenced our air ticketing operations under our MakeMyTrip brand in 2000 and have experienced significant growth in our air ticketing business covering domestic travel within India and international travel from India. Furthermore, based on data from the DGCA, we estimate that nearly one in three domestic air passengers in India booked their air ticket through our company during fiscal year 2022. The following table sets forth the number of flight segments booked through our platforms for the periods indicated.

	Number of Flight Segments
	For Fiscal Year March 31
	2020	2021	2022
Indian domestic air travel	35.3 million	14.7 million	23.7 million
Outbound (outside India) air travel	6.8 million	0.3 million	1.0 million

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

Hotels and Packages

We introduced our hotels and packages business in 2005 and have since experienced significant growth in this area, including through our acquisition of the ibibo Group in January 2017. We operate our hotels and packages business mainly through MMT India under the MakeMyTrip brand and the ibibo Group under the Goibibo brand. The total number of room-nights in our hotels and packages business was 29.6 million, 8.5 million and 15.6 million in fiscal years 2020, 2021 and 2022, respectively.

Hotels. As of March 31, 2022, approximately 60,000 properties in India, including alternative accommodation properties, were available to our customers for booking through our platform. The number of properties in India available for booking through our platform declined due to the effects of the COVID-19 pandemic. In addition, customers can book over 700,000 hotels and properties outside India through our platform. We obtain access to room inventory from our hotel suppliers through three methods: “direct connects,” “direct allocation” and for most hotels outside India, through contracts with online travel agents and aggregators outside India. Substantially all of our hotel suppliers in India have a “direct allocation” arrangement with us whereby they allocate rooms directly to us either by managing their room inventory through our extranet, or through channel managers, or supported by us via telephone. We do not assume any inventory risk for such “direct allocation” as unsold inventory is released to the hotels within an agreed period of time. The remaining hotels in India are connected through direct connects. “Direct connect” is the method by which our booking systems are integrated with the central reservations systems of the hotels and reservations made are confirmed on a real-time basis, although this applies to a small proportion of our total hotel bookings. Through our ongoing efforts to increase the automation of and otherwise improve our extranet, our hotel suppliers are now able to perform most of the necessary functions for executing transactions through our system without our direct involvement. We obtain access to inventory for most hotels outside India through contracts with other online travel agents and aggregators outside India. Our inventory also includes home stays and budget rooms through “goSTAYS” at Goibibo and MakeMyTrip. During fiscal year 2018, we merged our supplier extranet for MakeMyTrip and Goibibo to a common technology platform for our domestic and self-contracted international accommodation properties both on our websites and mobile applications. We are also working to further develop this platform by adding features such as payment reconciliation, management of inventory, rates, promotions and analytical capabilities. We have also expanded our hotel offerings by providing alternate accommodations, which include villas, apartments, hostels, homestays and cottages. We do not assume any inventory risk and these properties allocate their inventory to us directly or through channel managers. We have also introduced a calendar sync option, which allows alternative accommodation providers to update inventory by synchronizing their calendars. We allow customers to book these properties through all of our online platforms. In 2020, we introduced a feature for certain alternative accommodation properties to facilitate communication between customers and hosts. In 2021, we also introduced a feature which allowed new hosts to be onboarded directly through our MakeMyTrip mobile application.

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

•

Indian Domestic Packages. We offer a variety of packages, including escorted tours, honeymoon specials and weekend breakaways, as well as themed vacations, such as beach, adventure, family, pilgrimage, romantic, shopping, cruise and culture.

•

International Packages. We offer a wide variety of pre-designed independent packages, customized independent vacations, customized group tours and pre-designed escorted tours to cater to the varying budgets and preferences of our customers.

•

Meetings, Incentives, Conferences and Exhibitions (MICE). Our MICE team offers services to organizations and other groups with planning meetings, conferences, weddings, trips or other events. Our MICE team assists such customers in planning and booking travel arrangements for large groups of travelers to domestic and international destinations.

•

Corporate Travel Service. In fiscal year 2018, we introduced the corporate booking tool “myBiz” which is a complete business travel solution for the booking of travel services by corporates and SMEs. myBiz was built to provide greater flexibility and convenience for business travel and also offers corporate travel benefits for employees. myBiz is also designed to reduce payment inefficiencies and minimize corporate card abuse. It offers a centralized, corporate level wallet for all bookings, which is managed by corporate administrators and provides real-time reporting. With the acquisition of Quest 2 Travel in April 2019, which provides travel solutions for various corporates across India, we have further strengthened our offerings to corporate travelers. As of March 31, 2022, more than 22,000 corporates transacted on our platform across air ticketing or hotel bookings.

Bus Ticketing

We own and operate our bus ticketing business primarily through redBus, a leading online bus ticketing platform with a presence across India through www.redbus.in and in select countries overseas through our other regional redBus websites. We acquired redBus through our acquisition of the ibibo Group in 2017. Customers can also make bus bookings on our MakeMyTrip and Goibibo websites in India and on mobile platforms through our mobile applications for iOS and Android. We believe that the strength of these three brands have positioned us to increase our penetration of the bus ticketing market in India. Customers can also access YourBus, a vehicle tracking tool and other features in all three brands. Through our websites and mobile platforms, 78.6 million, 26.7 million and 39.5 million bus tickets were booked in fiscal years 2020, 2021 and 2022, respectively.

We have agreements with several major bus operators in India, Peru, Colombia and select countries in Southeast Asia, including government bus operators, some of which are operators of multiple routes, as well as with aggregators and other intermediaries. Our bus tickets inventory is obtained through two channels: real-time inventory from operators and inventory from aggregators, who are directly connected to our booking system.

Customers can search for bus tickets based on their preferred platform with their travel dates and routes and our websites will typically display numerous options for customers to choose from. We offer our customers basic information on the type of bus used on the relevant route. Customers are able to select seats, choose from the available boarding points in the relevant city on the routes as well as obtain information on the location of the chosen boarding point among other details. Our websites and applications also enables our customers to find their destinations easily by using colloquial names. We also recently made significant improvements to our online bus booking platform, such as more flexible filters and crowd-sourced bus images and reviews from our users which helps our customers make informed decisions while booking buses.

redBus also sells bus tickets through an agent platform, SeatSeller, which comprises more than 13,700 agents across India, Southeast Asia and Latin America. In addition, redBus tickets are sold through approximately 130 application programming interface, or API partners. The redBus transaction database is highly scalable to cater to our growing transaction needs.

In recent years, redBus launched a variety of initiatives aimed at improving customer experience, including personalized boarding and drop-off points for customers, “Flexi Ticket” which enables customers to reschedule bookings efficiently, “Primo” which provides customers with information on available third-party services during their journey, add-ons such as food orders during their journey and a customized travel insurance product in collaboration with an insurance provider. In international markets, redBus offers “Pay@Bus”, which enables customers to book bus tickets in advance and pay for such tickets upon boarding and also offers a feature which enables customers to buy bus passes at a discounted price and redeem it at their convenience.

Other Services and Products

Rail Tickets. We sell railway tickets in India on our MakeMyTrip and Goibibo platforms through “direct-connect” access to Indian Railways’ passenger reservation system online, allowing customers to reserve and purchase Indian Railways tickets on a real-time basis, as well as through our redBus platforms (which also includes our recently launched redRail mobile application). Indian Railways is India’s state-owned railway, which owns and operates most of India’s rail transport. We booked 4.1 million, 1.2 million and 4.6 million transactions for rail tickets in fiscal years 2020, 2021 and 2022, respectively.

Using a customized search interface, our customers are able to quickly search for train tickets based on their preferred travel dates, destinations and class of travel. Customers are able to compare travel options across various trains, classes, dates and prices. The search results displayed are detailed and have been customized to suit the needs of local Indian railway users.

Car Hire. We provide car hire services, airport transfers and outstation cabs on both MakeMyTrip and Goibibo platforms. In fiscal year 2018, we introduced outstation cab services on both MakeMyTrip and Goibibo platforms. Customers can make bookings through our desktop and mobile sites and our mobile applications for iOS and Android. As of March 31, 2022, we offered outstation cab services in more than 1,200 cities in India. We also offer transfers to and from 14 airports across India. Through our websites and mobile platform, more than 0.5 million, 0.1 million and 0.2 million outstation cabs services transactions were booked in fiscal years 2020, 2021 and 2022, respectively, while, 0.4 million, 0.2 million and 0.3 million airport transfer transactions were booked in fiscal years 2020, 2021 and 2022, respectively.

In fiscal year 2022, we introduced “rYde by redBus”, a certified intercity cab transport service with quality vehicles and trained drivers, in two pilot cities, being Bengaluru and National Capital Region of Delhi, through our MakeMyTrip, Goibibo and redBus platforms.

Experiences

In fiscal year 2019, we introduced “Experiences” to enable our users to explore local activities in destinations that they travel to. We aim to provide our customers with a wide range of options for local activities for a seamless integrated trip across destinations, facilitated by instant confirmations on our booking systems. As of March 31, 2022, we have partnered with premium service providers across the world to bring over 35,000 domestic and international products to our customers.

Fintech Services

In fiscal year 2021, we launched a technology platform for financial services to cater the needs of domestic and international travelers from India through our wholly-owned subsidiary, TripMoney.

TripMoney’s technology platform connects our customers in India to various lenders in India that offer short-term credit lines for up to twelve months to travelers, which helps to facilitate purchases of our travel offerings by our customers by allowing them to pay for their travel expenses in instalments after their journey. TripMoney also offers foreign currency-related solutions, which includes a co-branded foreign exchange card through a strategic partnership with a bank. Indian travelers visiting overseas can purchase prepaid cards in India and pay for overseas purchases in the local currencies of their destination country. In addition, TripMoney also provides technology solution that connects our customers in India with various insurers who provide low-cost insurance solutions to travelers.

In April 2022, TripMoney acquired a majority interest in Book My Forex, which offers currency exchange, multi-currency prepaid forex cards, cross border remittances as well as other ancillary products to Indians travelling abroad.

Ancillary Services and Products

As an ancillary service offered to our customers, customers have the option of purchasing travel insurance from third-party insurers for trips booked on our online platforms at the time of booking. In the fiscal year 2021, we began facilitating access to COVID-19 insurance from third-party insurers, which covers hospitalization upon illness within 15 days of travel. We also launched door-to-door baggage delivery services through third party logistics providers to provide added convenience and seamless airport transfers to our customers.

In the fiscal year 2022, we began facilitating the sale of medical and travel insurance for domestic travellers. We also launched international COVID-19 quarantine coverage for flights, hotels and holidays, as well as cancellation penalty coverage for bus and hotel bookings and international travel insurance in connection with mandatory insurance requirements for visa applications.

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

Our customers’ varied needs are served by different distribution channels. During fiscal year 2019, nearly all of our sales of air tickets for travel were made through our websites and mobile applications and the balance of our sales for air tickets, were made through our call centers and were most commonly for inbound travel. While we experienced a decrease in the number of transactions booked through our desktop websites between fiscal years 2020 and 2022, we believe that this is due to more customers shifting towards using our mobile applications instead of our desktop website as a result of the increased use of smartphones and mobile devices in India. Our sales of hotel rooms are also primarily made through our websites and our mobile applications. Our customers can book standard flight plus hotel packages on our websites and our mobile applications, but the majority of the sales of packages within or outside India are concluded through our call centers, and travel agents’ network. All of our bus and rail ticket sales in India are made through our Indian website and our mobile applications.

Internet Websites and Mobile Applications

Our MakeMyTrip brand operates through the websites www.makemytrip.com and other overseas regional websites servicing the Indian domestic and outbound market, the United States-India inbound market (focusing in particular on non-resident Indians in the United States), the Gulf Cooperation Council countries, and neighboring South-East Asian countries. Our Goibibo brand operates through www.goibibo.com and our redBus brand operates through www.redbus.in and other overseas regional websites.

Our websites and their content are tailored to our predominantly Indian user base. For example, on www.makemytrip.com, we have localized our top-selling hotel webpages with information and using language that we believe would be more attractive and relevant to an Indian user. Following our acquisition of the ibibo Group in January 2017, we have integrated the in-house development capabilities of MMT India and the ibibo Group to continuously maintain and improve our various platforms, including our www.makemytrip.com,

www.goibibo.com and www.redbus.in websites. In fiscal year 2021, we also launched the Arabic language version of our desktop and mobile website for flights and hotels product offerings in the Middle-East, specifically the GCC countries. Our multilingual content has helped us build vernacular search optimized pages, acquire more Arabic speaking customers and increased the number of downloads for the English version of our mobile application, which have resulted in an increase in the number of our customers from the GCC countries.

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

Typically, a transaction on our websites involves the following steps:

Search. A customer conducts a search for a particular product, or combination of products (for example, flight plus hotel), on our websites by defining desired parameters. For example, for domestic Indian flights, apart from the city of departure and destination, number of travelers and dates of travel, our customers can also input additional parameters such as preferred cabin class and fare types. Our websites’ search capabilities employ scalable search and routing logic that we believe return comprehensive results without sacrificing search response times or creating added stress on our suppliers’ infrastructure. Our search results are generated in a cost-effective and time-efficient manner since over 77% of our search results related to domestic travel and 50% our search results related to international travel come from cache. Our web-based MakeMyTrip, Goibibo and redBus booking engines, which have been designed to link to our suppliers’ systems either through “direct connects” or a GDS (we use both Amadeus CRS and Galileo GDS), allows us to deliver real-time information. In addition, we also provide extranet access to our hotel suppliers where they can update their rates, inventory and content on our websites.

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

In fiscal year 2021, we launched deferred payment plans through one of our subsidiary in India to serve the online customers of MMT India and Ibibo India, giving our customers the option to pay for their bookings in monthly instalments over a duration of up to 12 months, in partnership with banks such as ICICI and IDFC and non-banking finance companies such as Kissht, Capital Float and Zest Money. We do not assume credit risk for these travel loans. We also offer an algorithm-based “Book Now, Pay Later” option for certain customers and offerings, as well as a hotel booking option that requires the payment of a nominal fee at booking, with the remainder auto-debited from customers after completion of their stay.

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

We have enabled a fraud verification engine from Riskified which helps in screening suspicious transactions for Singapore and Latin American markets. We support offline payments for Indonesia and Latin American markets, where customers can reserve seats for a fixed number of hours and subsequently pay for such seats in cash at ATM stores and other offline locations.

Our MakeMyTrip, Goibibo and redBus mobile platforms cater to the full range of traveler needs. This includes our mobile websites and mobile applications, which allow customers to search, book and pay for Indian domestic and international air tickets, hotels and packages, bus and rail tickets, cab bookings and attractions and activity bookings on their mobile phones at no additional cost with flexibility of payment options. The tickets and bookings are delivered through email and WhatsApp messages. We also send regular updates on our offers to our customers via push notification on mobile applications. In addition to being able to make different types of travel bookings on their smartphones and mobile devices, customers can view their booking details, cancel bookings, request e-tickets, track refund status, look for new deals and use location-based services to find nearby places of interest. Our mobile applications are available for Android and iOS. Since our inception in 2000 till March 31, 2022, we had over 56 million customers who have transacted on our various platforms.

As of March 31, 2022, our MakeMyTrip mobile application had been downloaded approximately 127.6 million times on Android, approximately 14.5 million times on iOS and approximately 0.4 million times on Windows Mobile. As of March 31, 2022, our Goibibo mobile application had been downloaded approximately 109.2 million times on Android and approximately 8.7 million times on iOS. As of March 31, 2022, our redBus mobile application had been downloaded approximately 67.1 million times on Android and 5.2 million times on iOS. Approximately 85% of our Indian online visitors reached us through our mobile platforms in fiscal year 2022. We have invested significantly in customer acquisition and inducement programs in order to increase mobile application downloads and accelerate growth in our India standalone hotel booking business. In our standalone hotels business, more than 88% of online transactions in fiscal year 2022 were completed through our mobile platforms.

Call Centers

Our in-house call centers that handle our sales and post-sales customer service support for MMT India’s international hotels and packages business as well as domestic Indian packages with more complicated itineraries, are run out of Gurugram and Nashik in India. For our International business operations, we also have our call centers in Singapore and Thailand. Our in-house call centers that handle our sales and post-sales customer service support for our bus-related services are run out of Bengaluru and Pune. We also outsource our call centers in Malaysia which supports our bus ticketing operations in Singapore and Malaysia. Our call centers in India operate 24 hours a day, seven days a week and customers can call these centers to consult with our sales representatives, receive comprehensive, real-time hotel and package information, and make travel bookings. All of our sales representatives in India participate in a comprehensive training program before commencing work and have an in-depth knowledge of their relevant local market. Our sales representatives also receive up-to-date training on our new services and products.

To achieve cost-efficiency and scalability, we also utilize various third-party vendors in India to manage our call center service and we outsource our call center service for sales and service for all international flights (both inbound to India and outbound from India), and most of our hotel reservations and packages to such vendors. Our outsourcing service providers also handle our post-sales customer service support for all flights (domestic and international), hotel reservations and packages, and rail and bus ticketing, as well as back office fulfillment and ticketing services. We primarily outsource our call center operations and fulfillment process in India to iEnergizer IT Services, Radical Minds Technologies, Concentrix Daksh Services, and others as we believe that these providers are experienced, reputable and able to adhere to our customer service standards and enhance our service quality. Our external agents complete training programs and refresher training courses in order to understand our processes and systems.

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

Travel Stores

As of March 31, 2022, we had over 125 franchisee-owned travel stores operated pan India, which primarily sell packages under our MakeMyTrip brand. During the COVID-19 pandemic in 2020, we have also optimized some of our businesses in sync with our longer term growth strategy to transition out of high fixed costs offline sales channels and consequently closed all our company-owned travel stores and counters at airports in India.

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

The customer experience in all our franchisee-owned travel stores is substantially similar because they are operated according to our guidelines, as required in our contractual arrangements with our franchisees. In addition to providing our franchisees with the use of our ERP application, links to our CRM system and a license to use our brand, we also make frequent on-site visits and provide other technical and operational support to our franchisees. In exchange, we receive a fixed non-refundable fee and a share of revenues from all sales made by our franchisee-owned stores. The fee amounts and revenue-sharing rates are negotiable depending on the location of the store and other factors. In general, we encourage our franchisees to adapt their businesses to meet the demands and needs of their local market and customers.

Travel Agents’ Network

Our travel agents can access our MakeMyTrip, Goibibo and redBus B2B websites, which enable them to sell our full suite of online travel services to customers. Our B2B websites use a similar interface as our external customer-facing websites. We believe our network is attractive to travel agents as we provide access to products which such agents may not otherwise be able to access cost-effectively or at all. These travel agents earn commissions from us depending on the volume and type of travel services and products sold. Furthermore, our travel agents’ network allows us to expand our footprint in India and distribution network in a cost-effective manner. In fiscal year 2021, MMT India launched dedicated platform “myPartner” for travel agents, which enables travel agents to book hotels and air tickets on our platform, with direct access to our hotel and flight inventory. As of March 31, 2022, we had over 25,000 registered agents on our “myPartner” platform.

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
•

capability to monitor the more than 10,000 unique systems, application, network, security and business metrics that make up our technology platform, including the capability to generate advanced reports and alerts related to this data.

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

Our systems also allow us to provide high quality customer service by promptly processing customer inquiries and requests and by monitoring the performance of our sales and customer service representatives and our outsourced call center sales force on a round-the-clock basis. Our systems also enable us to monitor the number of waiting calls and limit aborted calls on our hotlines due to long waiting time.

Our ERP application uses Microsoft Dynamics for MMT India, Ibibo India and certain other subsidiaries. These systems are integrated with our mid-office systems, which enable our agents to create and amend bookings as well as to attend to customer inquiries raised in our CRM systems.

Our MakeMyTrip, Goibibo and redBus platforms are hosted on AWS, which provides us the flexibility to scale horizontally. AWS provides a high degree of reliability, security and scalability all at the same time. For business continuity, these systems are backed up and snapshots are taken at regular intervals, including several times throughout the day. We have the ability to scale any of our applications depending on the traffic. This helps us in maintaining adequate capacity. Our technology architecture is modeled on microservice architecture, which enables us to move swiftly and make changes on any APIs and allow us to scale individual components. We also have a New Relic and ELK monitoring system that tracks crucial metrics of our Goibibo and redBus applications. These provide information on system health, performance and security that is trackable in real time and can be data mined for troubleshooting.

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

Our marketing channels on desktop and mobile web primarily include online advertising, such as paid search engine marketing and optimization with Google, social media advertising (such as on Facebook, Twitter, LinkedIn, Instagram and YouTube) and display advertising on other websites, participation in meta search engines (such as hotels product ads by Google, TripAdvisor and Trivago), offline advertising leveraging print or broadcast media, such as television or radio, e-mails and short messages, and other marketing channels, such as through our call centers and franchisee stores. During the COVID-19 pandemic, we increased our focus on targeted digital marketing campaigns instead of offline advertising during periods leading up to peak travel seasons. We have consistently invested in building our brand and expanding our reach to travelers in India as well as overseas, through mass media campaigns as well as through innovative digital marketing tools.

Our marketing programs and initiatives include broad-based campaigns, promotional or seasonal offers, as well as, brand campaigns and brand ambassadors to drive brand building with our customers. Our advertising campaigns promote the competitive pricing of our offerings (including no cancellation charges or no advanced payment requirements) and wide inventory of travel offerings.

As part of our marketing efforts, we continue to scale up our existing strategic partnerships with major banks and credit card providers in India including American Express, Axis Bank, Citibank, HDFC Bank, ICICI Bank and SBI Credit Card, which helps us to access our strategic partners’ customer base. In fiscal year 2021, driving affordability was a key agenda for the group and regular EMI campaigns were aligned on both MakeMyTrip and Goibibo platforms to acquire new users and upsell to existing users. Our MakeMyTrip co-branded credit cards have ramped up significantly and been issued to approximately 0.9 million customers as at March 31, 2022.

Our marketing efforts have also included strategic partnerships with tourism boards, airports, airlines, attractions and theme parks in the United Kingdom, Singapore, Abu Dhabi, Yas Island, Dubai, Australia, New Zealand, South Korea, Bahrain and elsewhere to help boost tourism to these destinations. These collaborations aim to drive destination-awareness and increase consumer engagement. We have been closely working with the different Indian state tourism boards such as Madhya Pradesh, Goa, Rajasthan and Uttarakhand to host state-run hotel packages on our platforms and to build marketing strategies for promoting them. We have also advertised with brand partners such as Hotstar, Google Pay, Airtel, Zomato in order to expand the reach of our brand and acquire new customer from different parts of India.

MakeMyTrip and Goibibo also offer loyalty programs. MMT India offers the “MMT Black” loyalty program for select customers on an invite-only basis to promote repeat bookings and enhance stickiness to our platform. MMT Black members earn rewards based on their spending on our applications and websites and these rewards can be used to get discounts on bookings on our website and mobile platforms and can also be exchanged for coupons and rewards from partner brands. In fiscal year 2021, we relaunched our premier invite-only “MMT Black” loyalty program with enhanced benefits such as special discounts and upgrades on participating hotel brands, tier based complimentary flights, holiday privileges and rewards on each booking on our app and websites. As of March 31, 2022, we had 1.2 million enrolments in MMT Black.

Goibibo’s “GoTribe” loyalty program allows registered users to earn rewards and benefits on their travel bookings, with the aim of rewarding and retaining high value customers. Members earn Tribe coins and have access to benefits such as special discounts and complimentary privileges from participating hotel brands and tier based complimentary flight seats on each booking on app or web. Tribe coins can converted to GoCash or exchanged for Tribe coupons, which can be used for obtaining discounts for future bookings. As of March 31, 2022, Goibibo had 1.0 million enrolments in GoTribe.

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

The key channels through which we implement our customer support and communicate with our customers are as follows:

Web-based Support. Our self-service web-support is available through free online accounts on our websites and allows customers to check the status of their domestic and international flight, train, bus, cab or hotel bookings, cancel bookings and track the progress of their refunds. Customers who require assistance or have inquiries about certain products also have an option to contact our sales representatives through our website. We have dedicated personnel available 24 hours a day, seven days a week, who provide assistance to our customers on a real-time basis.

In fiscal 2021, the customer service technology team focused on driving more instant resolution, making support accessible, reducing the need for human contact and helping post-Covid business recovery. We now have most of our internal systems talk to one another to provide auto-resolution to our customers who come to our self-help platform. Additionally, we have driven more accountability among our suppliers in providing direct and quick resolution to our customers.

 In order to help customers with their queries just before and during the journey, we have revamped our support channels for faster customer grievance resolution with dedicated customer support flows.

Our platforms provide real time personalization which takes in account user’s context, behavior, device, location, time, past searches and journeys to show users the right set of flight and hotel recommendations based on their past behavior and also behavior of other similar users.

Call Centers. We provide our customers with comprehensive and real-time assistance through our call centers, which are available 24 hours a day, seven days a week. Currently, we outsource a portion of our customer service call center operations in India to iEnergizer IT Services, Radical Minds Technologies, Concentrix Daksh Services and others in India, whose employees have been trained by our respective outsourcing service providers and us. We had approximately 1,609 outsourced call center representatives as of March 31, 2022.

We also have a dedicated in-house escalation service, which operates 24 hours a day, seven days a week, and is responsible for addressing issues or complaints raised by our customers in India, as well as dedicated call centers in India, Malaysia, Indonesia and Peru. We are able to log on to customer calls enabling us to perform random checks on our call centers on a real-time basis. Our system also enables us to monitor the number of waiting calls, the number of active call center agents, and the real-time activity status of agents. We have an in-house quality team, which monitors the quality of interaction across lines of business, including through analysis of the tone and voice of our customers, in order to ensure high quality service is consistently offered to our customers. All of our representatives participate in a formal training program before commencing work and have in-depth knowledge of their relevant local market. Our representatives also attend periodic training programs to familiarize themselves with our new services and products.

During the COVID-19 pandemic, we have been focusing on expanding our automated responses to post-sales queries in order to reduce reliance on call center support in the future. We have also significantly reduced our outsourced teams at our call centers and our offline team managing corporate events. We also optimized our headcount largely in our packages business by shifting to variable cost driven offline sales channels, away from high fixed cost offline channels and optimized in some other areas where business recovery seemed slower. Collectively, our cost actions will help us reduce fixed costs as we begin to rebuild our business following the pandemic and make us a leaner and more efficient organization going forward.

Travel Stores. Customers may also visit our more than 125 franchisee-owned travel stores in India and obtain assistance from sales and customer service representatives.

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

Through our CRM system, we maintain a secured anonymized customer database containing information on the transaction history and preferences of each customer who has booked a travel product through us. We document all sales and customers service processes using business process management system methodology, such that the entire value chain, starting from the customer’s requirement until the delivery of the relevant service or product, or refund, if applicable, is documented. We also monitor our customer transactions and have a dedicated in-house escalation service operating 24 hours a day, seven days a week, which is responsible for answering any complaints or issues raised by our customers.

We have a fulfillment process that we mainly outsource, which minimizes any travel disruption for our customers, with a team of personnel responsible for ensuring that customers’ hotel bookings are checked and reconfirmed prior to the date of travel.

Supplier Relationships

We believe that we have cultivated and maintained good relationships with our travel suppliers. We have a dedicated team to maintain and enhance our existing relationships, and develop new relationships, with travel suppliers. Our supplier relationship teams negotiate agreements or arrangements with suppliers for access to travel inventory for our services and products, and also monitor supplier-sponsored promotions. They also focus on relationship management with our suppliers. One of the key services we provide to our suppliers is the provision of customer feedback and preferences, which we obtain primarily through our CRM system, user-generated content on our websites and mobile platforms as well as through our call centers.

The table below sets forth our top five (in alphabetical order) airline suppliers for travel in India and overseas (based on gross bookings) and our top five (in alphabetical order) hotel suppliers (based on gross bookings) for fiscal year 2022.

Airlines (Travel within India)	Airlines (International Travel)	Hotels (within India)
Air India	Air India	Accor Hotels
Go Air	Emirates	Lemon Tree Hotels
IndiGo	Go Air	Marriott Hotels & Resorts
SpiceJet	IndiGo	Radisson Hotels
Vistara	Vistara	Taj Hotels, Resorts & Palaces

Airlines

We have access to real-time inventory of all major airlines operating in, from and to India either through a GDS (we use both Amadeus CRS and Galileo GDS) or through “direct connects” to our airline suppliers’ booking systems.

Most of these airlines offer us fares that match those offered by the airlines on their own websites as well as on other online travel websites. The fares paid by our customers include our service fee in addition to the fares charged by the airlines. We currently have commission arrangements with most India-based airlines, as well as major international airlines that service India, where part of our commission is linked to the number of sales facilitated by us or the revenue realized by these airlines on sales completed through us. Similarly, we earn fees or incentives from our GDS service providers on a per-segment basis for sales completed by us through the GDS that are linked to the volumes of sales completed by us. Further, we also earn commissions through sales of ancillary services that allow customers to select their preferred seats, book meals and check baggage using our website and mobile platforms.

Hotels

As of March 31, 2022, approximately 60,000 properties in India including alternative accommodation properties were available to our customers for booking through our platform. The number of properties in India available for booking through our platform declined due to the effects of COVID-19 pandemic. In addition, our customers can book over 700,000 hotels and properties outside India through our platform. Our hotel supply team is responsible for negotiating agreements or arrangements with independent hotels, hotel chains and hotel management companies and securing competitive rates, promotions and access to inventory for listing on our websites as well as packaging of holidays. We select our hotel partners by their reputation and quality and monitor customer feedback on our websites as well as other channels in order to ensure that hotels listed on our websites maintain acceptable standards.

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

Buses

In fiscal year 2022, we provided our customers with access to approximately 22,600 privately owned services, approximately 42,000 government owned Road Transport Corporation services in India, approximately 7,000 services across Peru and Colombia and 9,400 services across South East Asia. We have a bus operator facing platform redBus Plus, which allows bus operators to update service information, creating campaigns, responding to customer feedback and analyze customer demand. redBus also provides bus ticketing API to multiple e-commerce websites across the spectrum and thus enables the widest possible distribution reach for bus operators.

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

Intellectual Property

We have registered the domain names www.makemytrip.com, www.makemytrip.ae, www.makemytrip.com.sg, www.goibibo.com, and www.redbus.in, and have full legal rights over all these domain names for the period for which such domain names are registered. We primarily conduct our business under the “MakeMyTrip,” “Goibibo” and “redBus” brand names and logos. We have registered the trademark “MakeMyTrip,” “Goibibo” and “redBus” in India, Australia, Canada, certain member states of the European Union or EU, Russia, Singapore, the USA and various other jurisdictions, and we have other trademark applications pending in these jurisdictions. We have also applied for patents in India for certain aspects of our technological systems.

Our key logos are also registered trademarks in India, including “MakeMyTrip” “MMT Black,” “MakeMyTripMyBusiness,” “go-mmt”, “GoStays,” “GoIbibo,” “Ibibo,” “MAKEMY,” “MYTRIP”, “GoTribe”, “GoCash”, “redbus.in” and “Primo”.

In fiscal year 2022, a series of new trademark applications were filed for some of which have also got registered. Additionally, to protect the marks of MakeMyTrip, Goibibo and redBus, we file objections before the trademark registry from time to time against deceptively similar trademarks.

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

Employees

As of March 31, 2022, we had 3,338 employees. The following tables show a breakdown of our employees as of the end of our past three fiscal years by function and location.

	Number of Employees as of March 31,
Division/Function	2020	2021	2022
Management	18	16	15
Product development	221	199	204
Sales and marketing	1,340	1,006	965
Technology development and technology support	1,253	1,240	1,315
Others (including operations, business development, administration, finance and accounting, legal and human resources)	1,128	795	839
Total	3,960	3,256	3,338

	Number of Employees as of March 31,
Location	2020	2021	2022
India	3,646	3,055	3,127
United States	3	3	2
Singapore	60	39	39
Malaysia	27	10	12
Thailand	107	60	56
United Arab Emirates	6	5	9
China	1	1	1
Colombia	9	7	10
Peru	70	42	52
Indonesia	31	34	28
Vietnam	—	—	2
Total	3,960	3,256	3,338

None of our employees are represented by a labor union. We believe that our relations with our employees are good. We contract with third parties for the provision of temporary employees from time to time based on the needs of our businesses for various functions, including administration, technology-related projects. As of March 31, 2022, we employed 280 temporary and contract employees.

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

MMT India requires licenses from state tourism departments to act as a travel agent/tour operator in certain states in India. MMT India has received such licenses from the Ministry of Tourism, Government of India for its registered office in the state of Haryana. In addition, Luxury Tours and ibibo Group Pte. Ltd. holds travel agent’s licenses from the Singapore Tourism Board. We also have inbound and outbound licenses for ITC Group issued by Department of Tourism, Thailand.

Under the Indian Information Technology Act, 2000, as amended, we are subject to civil liability to compensate for wrongful loss or gain to any person arising from negligence in implementing and maintaining reasonable security practices and procedures with respect to sensitive personal data or information that we possess, deal with or handle in our computer systems, networks, databases and software. India has also implemented privacy laws, including the Information Technology (Reasonable Security Practices and Procedures and Sensitive Personal Data or Information) Rules, 2011, which impose limitations and restrictions on the collection, use and disclosure of personal information. In December 2019, the Personal Data Protection Bill, 2019 was tabled in the Indian Parliament by the Government of India and a joint parliamentary committee submitted its report in December 2021. This bill, which remains in draft form, proposes to provide mechanisms for the protection of personal data and establish a government authority for data protection.

The Consumer Protection Act, 2019, along with the Consumer Protection (E-Commerce) Rules, 2020, became effective in 2020 and replaced the Consumer Protection Act, 1986, as amended. The new law and rules regulate matters relating to consumer rights, unfair trade practices and false or misleading advertising, and also establish regulatory authorities, including to address complaints, conduct investigations and adjudicate disputes. The rules impose obligations on marketplace and inventory e-commerce entities and sellers relating to the conduct of business and disclosure of information. In addition, the government has in June 2021 invited comments on draft amendments to the Consumer Protection (E-Commerce) Rules, 2020, which include various compliance requirements, including registration of e-commerce entities, restrictions on certain sales and marketing activities and disclosure requirements. The Indian Computer Emergency Response Team, Ministry of Electronics and Information Technology, Government of India, or the CERT-In, has issued directions effective July 28, 2022 under the Information Technology Act, 2000, as amended, requiring reporting of cyber security incidents and maintenance of transaction records. Pursuant to Reserve Bank of India circulars in relation to the security of credit and debit card transactions, card data is required to be tokenized by card issuers and any data previously stored by entities other than card issuers and card networks is required to be purged on or prior to September 30, 2022. Further, the Intermediary Guidelines impose certain obligations on intermediaries to review content and users and specify liabilities for non-compliance, and certain proposed draft amendments require intermediaries to take action against infringing content.

We obtained necessary licenses to operate our domestic and international call centers as “Other Service Providers” in Gurugram and Bengaluru from the Department of Telecommunications, Ministry of Communications, Government of India.

Our operations in India currently do not benefit from tax holidays under any applicable laws or regulations.

The Government of India’s consolidated foreign direct investment policy, or the FDI Policy, and the Foreign Exchange Management Act, 1999, and the rules and regulations thereunder, each as amended, or FEMA, have certain requirements with respect to downstream investments by Indian companies that are owned or controlled by foreign entities and with respect to foreign investment into India and transfer of ownership or control of Indian companies in sectors with caps on foreign investment from resident Indian persons or entities to foreigners, as well as such transactions between foreigners. These requirements currently include restrictions on pricing, valuation of shares and sources of funding for such investments, and may, in certain cases, require prior notice to or approval of the Government of India. In addition, pursuant to amendments in April 2020 to the FDI policy and the FEMA rules, prior government approval will be required for any non-debt investment into India by non-resident entities from countries that share a land border with India or where the beneficial owner of such an investment is situated in or is a citizen of any such country, as well as for any transfer of any such proposed or existing non-debt investment, directly or indirectly, that would result in ownership by any such non-resident entity or beneficial owner. The list of land border countries includes Afghanistan, Bangladesh, Bhutan, the People’s Republic of China, Myanmar, Nepal and Pakistan. This approval requirement applies to investments in all sectors, including those that previously did not require such approval, such as travel and tourism. The term “beneficial owner” has not yet been defined for purposes of the FDI Policy and the FEMA. If we are deemed to be a non-resident entity or an entity with a beneficial owner restricted by these amendments, prior government approval will be required for investments in non-debt instruments in our direct and indirect Indian subsidiaries and group entities, including MMT India and Ibibo India, as well as for any such proposed investments or acquisitions by us or our affiliates, including MMT India, Ibibo India and affiliates which are not resident in India. Investments in our ordinary shares, including upon conversion of our Class B shares or our 2028 Notes, and our and Class B shares would be deemed to be non-debt investments into our Indian subsidiaries, including MMT India and Ibibo India. Accordingly, under the current FDI Policy and the FEMA rules, any proposed holder of our ordinary shares or Class B shares that is a non-resident entity from a country that shares a land border with India or where the beneficial owner of such an investment is situated in or is a citizen of any such country would need to have obtained prior government approval in India, and any holder or beneficial owner of our 2028 Notes that is a non-resident entity from a country that shares a land border with India or where the beneficial owner of such an investment is situated in or is a citizen of any such country will not be able to convert such notes into ordinary shares without such approval. The Government of India has made and may continue to make revisions to the FDI Policy and the FEMA rules, which may impose additional requirements with respect to any holder’s ability to acquire our ordinary shares, including upon conversion of our Class B shares or our 2028 Notes, and/or requirements for acquisition of our ordinary shares or Class B shares upon a transfer thereof. Further, under the FEMA, we are restricted from lending to or borrowing from our Indian subsidiaries and our Indian subsidiaries are restricted from lending or borrowing in foreign currencies. We are also required to complete FEMA filings with respect to past investments in order to make further investments in India. Under the FEMA, the Reserve Bank of India has the power to impose monetary penalties, including of up to three times the value of a FEMA contravention where quantifiable, and confiscate the shares at issue. Further, the Government of India has made and may continue to make revisions to the FDI policy on e-commerce in India, including in relation to business model, inventory, pricing and permitted services. The Department of Promotion of Industry and Internal Trade, Ministry of Commerce and Industry, Government of India invited comments on a draft National e-Commerce

Policy in 2019, which addresses various topics, including data and e-commerce regulation. The timing or impact of this policy, which remains in draft form, is not yet certain. Such changes may require us to make changes to our business in order to comply with Indian law.

The Competition Act, 2002, as amended, or the Competition Act, regulates practices that could have an appreciable adverse effect on competition in India. Under the Competition Act, any arrangement, understanding or action, whether formal or informal, which causes or is likely to cause an appreciable adverse effect on competition in India is void and may result in substantial penalties and compensation to be paid to persons shown to have suffered losses. Any agreement among competitors which directly or indirectly determines purchase or sale prices, results in bid rigging or collusive bidding, limits or controls production, supply, markets, technical development, investment or the provision of services, or shares the market or source of production or provision of services in any manner, including by way of allocation of geographical area or types of goods or services or number of customers in the market, is presumed to have an appreciable adverse effect on competition. Further, the Competition Act prohibits the abuse of a dominant position by any enterprise either directly or indirectly, including by way of unfair or discriminatory pricing or conditions in the sale of goods or services, using a dominant position in one relevant market to enter into, or protect, another relevant market, and denial of market access, and such practices are subject to substantial penalties and may also be subject to compensation for losses and orders to divide the enterprise. Acquisitions, mergers and amalgamations that exceed certain revenue and asset thresholds (combinations) require the prior approval of the CCI. Any such combinations that have, or are likely to have, an appreciable adverse effect on competition in India are prohibited and void. There can be no assurance that we will be able to obtain approval for such future transactions on satisfactory terms, or at all.

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

Notes:

(1)	The operating subsidiaries of MakeMyTrip (India) Private Limited include Quest 2 Travel.com India Private Limited.
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

D. Property, Plant and Equipment

Our principal executive office is located in Gurugram, India, which serves as the principal place of business for our MMT India and Ibibo India operations. Our principal executive office covers approximately 109,000 square feet and is under lease from fiscal year 2017 to fiscal year 2029. Further, we have leased three facilities covering 58,000 square feet in Bengaluru.

As of March 31, 2022, we had over 125 franchisee-owned travel stores operated pan India, which primarily sell packages under our MakeMyTrip brand. Outside of India, we lease offices in South-East Asia, Dubai, the USA and Latin America.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

The following discussion of our business, financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in “Item 3. Key Information — D. Risk Factors” and elsewhere in this Annual Report. Actual results could differ materially from those contained in any forward-looking statements.

In this Annual Report, references to “customers” are to our end customers or travelers and references to “suppliers” are to our travel suppliers. We consider both travelers and travel suppliers to be our customers.

Overview

We are a leading travel service provider in India. Through our primary websites, www.makemytrip.com, www.goibibo.com and www.redbus.in, and mobile platforms, travelers can research, plan and book a wide range of travel services and products in India as well as overseas. Our services and products include air ticketing, hotels and packages, bus tickets, rail tickets, car hire, activities and experiences and ancillary travel requirements such as facilitating access to third-party travel and other insurance products and visa processing. In order to meet the requirements of the growing Indian middle-class travel market where internet penetration is low, we also utilize other technology-enhanced distribution channels, including call centers, franchisee-owned travel stores in India, as well as our travel agents’ network in India. Our customers are able to make bookings on our MakeMyTrip, Goibibo and redBus websites and on mobile platforms through our mobile applications, including Indian domestic and international flights, hotels and holiday packages and Indian bus offerings through our iOS and Android applications. Smartphones and mobile devices have and will continue to be an integral part of how our customers shop for and purchase our products in the coming years.

We generate revenue through three main lines of business, air ticketing, hotels and packages and bus ticketing. Our sales of air tickets, bus tickets and hotel rooms are primarily made through our websites and our mobile applications. Our customers can book standard packages on our MakeMyTrip websites and mobile platforms, but sales of packages within or outside India are often concluded through our call centers and travel agents’ network. We also generate revenue through the online sale of rail tickets, cab services, activities and experiences, visa services, brand alliance fees and by facilitating access to travel and other insurance products, as well as advertising revenue from third-party advertisements on our websites.

In our air ticketing business, our three main sources of revenue are (1) commissions and incentive payments from airline suppliers for tickets booked by customers through our distribution channels, (2) service fees we charge our customers and (3) fees or incentives from our GDS service providers. Revenue from our air ticketing business generally represents the commissions, incentive payments and fees we earn as an agent on a “net” basis.

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

In our bus ticketing business, our main sources of revenue are revenue from commissions or fees on the sale of bus tickets, including from bus operators. We also receive commissions from aggregators from whom we source inventory for certain bus tickets, when their inventory is booked through us. Income from bus ticketing, including commissions and fees earned from bus operators and convenience fees earned from travelers is recognized on a net basis as an agent on the date of journey as the performance obligation is satisfied on the date of journey by the traveler.

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

The following table reconciles our revenue (an IFRS measure) to Adjusted Margin (a segment profitability measure):

	Air Ticketing			Hotels and Packages			Bus Ticketing			Others
	Fiscal Year Ended March 31,			Fiscal Year Ended March 31,			Fiscal Year Ended March 31,			Fiscal Year Ended March 31,
	2020	2021	2022	2020	2021	2022	2020	2021	2022	2020		2021		2022
	(in thousands)
Revenue as per IFRS	$174,361	$57,013	$88,712	$235,814	$67,976	$157,267	$65,009	$24,895	$39,896	$36,345		$13,556		$18,047
Add: Customer inducement costs recorded as a reduction of revenue	75,779	23,513	67,090	265,706	18,652	41,545	17,688	667	1,814	1,985		76		798
Less: Service Cost as per IFRS	420	293	311	141,404	19,146	54,760	7,060	2,712	3,397	383	(1)	66	(1)	282	(1)
Adjusted Margin	$249,720	$80,233	$155,491	$360,116	$67,482	$144,052	$75,637	$22,850	$38,313	$37,947		$13,566		$18,563

(1)	Loyalty program costs amounting to $5.1 million, $0.09 million and nil have been excluded from service cost for the fiscal years 2020, 2021 and 2022, respectively, relating to “Others”.

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

Revenue from our hotels and packages business (including air tickets sold as part of packages) is generally accounted for on a “gross” basis, representing the total amount paid by our customers for these travel services and products, as we control the services before such services are transferred to the traveler. The cost of procuring the relevant services and products for sale to our customers in this business is classified as service cost. However, our hotels and packages revenue also include commissions and convenience fees earned from travelers for the sale of hotel rooms (without packages), and commissions we earn as an agent from other online travel agents and aggregators from whom we procure hotel rooms for our customers for most hotels outside India, which are accounted for on a “net” basis. We earn commissions in a similar manner for certain non-hotel products related to our packages. Income from hotel reservations (without packages) including commission earned is recognized on a net basis as an agent on the date of check-in as the performance obligation is satisfied by us on the date of check-in by the traveler. Income from hotel reservations (part of packages) on the date of departure for packages as the performance obligation is satisfied by us.

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

The following table sets forth our unit metrics, gross bookings, Adjusted Margin and Adjusted Margin % for our air ticketing business, hotels and packages business and bus ticketing business during last three fiscal years.

	Fiscal Year Ended March 31,
	2020	2021	2022
	(in thousands, except percentages)
Unit Metrics
Air Ticketing - Flight segments(1)	42,054	15,019	24,704
Hotels and Packages - Room nights(2)	29,647	8,538	15,595
Standalone Hotels - Online(3) - Room nights(2)	29,043	8,435	15,279
Bus Ticketing - Travelled tickets	78,582	26,717	39,491

Adjusted Margin(4)
Air Ticketing	$249,720	$80,233	$155,491
Hotels and Packages	360,116	67,482	144,052
Bus Ticketing	75,637	22,850	38,313
Others	37,947	13,566	18,563

Gross Bookings(5)
Air Ticketing	$3,581,267	$980,841	$1,941,415
Hotels and Packages	1,626,732	376,444	804,671
Bus Ticketing	885,736	278,157	442,764
	$6,093,735	$1,635,442	$3,188,850

Adjusted Margin %(6)
Air Ticketing	7.0%	8.2%	8.0%
Hotels and Packages	22.1%	17.9%	17.9%
Bus Ticketing	8.5%	8.2%	8.7%

Notes:

(1)	“Flight segments” means a flight between two cities, whether or not such flight is part of a larger or longer itinerary and is reported net of cancellations.
(2)

“Room nights,” also referred to as a “hotel-room nights,” is the total number of hotel rooms occupied by a customer or group, multiplied by the number of nights that such customer or group occupies those rooms and is reported net of cancellations.

(3)

“Standalone Hotels – Online” are Standalone Hotels booked on desktops, laptops, mobiles and other online platforms. Hotels and Packages – Room nights includes Standalone Hotels – Online – Room nights and is reported net of cancellations.

(4)

The key travel services we offer are booking of air tickets, hotels and packages and bus tickets. Income from the sale of airline tickets, hotel room nights and bus tickets is recognized as an agent on a “net” commission earned basis, as our company does not assume any performance obligation relating to the service. In our packages business, our company acts as the primary obligor for such packages since our company controls the services before such services are transferred to the traveler and accordingly, the revenue for packages is accounted for on a “gross” basis. We evaluate our financial performance in each of our reportable segments based on Adjusted Margin, which is a segment profitability measure, as we believe that Adjusted Margin reflects the value addition of the travel services that we provide to our customers. The presentation of this segment profitability information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our Adjusted Margin may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

The following table reconciles our revenue (an IFRS measure) to Adjusted Margin (a segment profitability measure):

	Air Ticketing			Hotels and Packages
	Fiscal Year Ended March 31,			Fiscal Year Ended March 31,
	2020	2021	2022	2020	2021	2022
	(in thousands)
Revenue as per IFRS	$174,361	$57,013	$88,712	$235,814	$67,976	$157,267
Add: Customer inducement costs recorded as a reduction of revenue	75,779	23,513	67,090	265,706	18,652	41,545
Less: Service Cost as per IFRS	420	293	311	141,404	19,146	54,760
Adjusted Margin	$249,720	$80,233	$155,491	$360,116	$67,482	$144,052

	Bus Ticketing			Others
	Fiscal Year Ended March 31,			Fiscal Year Ended March 31,
	(in thousands)
	2020	2021	2022	2020		2021		2022
Revenue as per IFRS	$65,009	$24,895	$39,896	$36,345		$13,556		$18,047
Add: Customer inducement costs recorded as a reduction of revenue	17,688	667	1,814	1,985		76		798
Less: Service Cost as per IFRS	7,060	2,712	3,397	383	[a]	66	[a]	282	[a]
Adjusted Margin	$75,637	$22,850	$38,313	$37,947		$13,566		$18,563

(a) Loyalty program costs amounting $5.1 million, $0.09 million and nil have been excluded from service cost for the fiscal years 2020, 2021 and 2022, respectively, relating to “Others”.

(5)

Gross bookings represent the total amount paid by our customers for the travel services and products booked through us, including taxes, fees and other charges, and are net of cancellations and refunds.

(6)	Adjusted Margin % is defined as Adjusted Margin as a percentage of gross bookings.

Factors Affecting Our Results of Operations

Changes in Our Business Mix and Adjusted Margin %. Changes in the Indian air travel industry have affected, and will continue to affect, the revenue per transaction for travel agents, including our company. In particular, volatility in global economic conditions, travel disruptions due to the COVID-19 pandemic and jet fuel prices in recent years, as well as increased liquidity constraints, have caused our airline partners to pursue cost reductions in their operations, including reducing distribution costs. Measures taken by airlines to reduce such costs have included reductions in travel agent commissions. Many international airlines, which fly to India, have also either significantly reduced or eliminated commissions to travel agents. Unlike full-service airlines, low-cost airlines do not generally utilize GDSs for their ticket inventory. As a result, travel agents selling air tickets for low-cost airlines generally do not earn fees or incentives from GDSs.

Adverse changes to the overall business and financial climate for the airline industry in India due to various factors including, but not limited to, rising fuel costs, high taxes, significant depreciation of the Indian Rupee as compared to the US dollar making travel for Indian consumers outside India more expensive, and increased liquidity constraints, resulted in airlines in India reducing the base commissions paid to travel agencies. Over the last few years, the domestic airlines in India continued to reduce the base commissions paid to travel agencies and we spent significantly to promote transactions on our mobile platforms in India. Any consolidation in the airline industry involving our suppliers may also adversely affect our existing relationships and arrangements with such suppliers. In addition, many large hotel chains and online travel agencies have launched initiatives, such as increased discounting and incentives, to encourage consumers to book accommodations through their websites. Discounting and couponing coupled with a high degree of consumer shopping behavior is particularly common in Asian markets, while brand loyalty in such markets is less important. In some cases, our competitors are willing to make little or no profit on a transaction, or offer travel services at a loss, in order to gain market share. During fiscal year 2020, we made significant investments in our ongoing customer acquisition programs, such as cash incentives and select loyalty program incentive promotions, to accelerate growth in our standalone hotel booking business and in response to increased competition in the domestic travel market in India. This was the primary factor that resulted in our net loss of $(447.5) million (of which $(302.9) million was the result of an impairment of goodwill and provision for litigations) in fiscal year 2020. In fiscal year 2021, we implemented various cost saving measures in response to lower travel demand due to the COVID-19 pandemic and reduced our operating expenses (including marketing and sales promotions expenses) and reported a net loss of $(56.0) million. In fiscal year 2022, in response to the gradual recovery in domestic travel demand as a result of the diminishing impact of the COVID-19 pandemic in India, our revenue and operating expenses (including marketing and sales promotions expenses) increased and we reported a net loss of $(45.6) million.

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

In fiscal year 2022, our Adjusted Margin % - Air ticketing decreased marginally to 8.0% from 8.2% in fiscal year 2021. In fiscal year 2021, our Adjusted Margin % - Air ticketing increased to 8.2% from 7.0% in fiscal year 2020. The increase in Adjusted Margin % - Air ticketing was primarily attributable to incremental incentives from our air ticketing suppliers to drive travel growth in fiscal year 2021. In fiscal year 2020 prior to the COVID-19 pandemic, air ticketing- flight segments and gross bookings were on a growth trajectory largely driven by the expansion of the travel market in India, including increased domestic travel and the opening of new airports under the Government of India’s initiative program “UDAN” which is focused on broadening the air travel sector, bringing new entrants into the air travel market and expanding the Indian economy. As of March 31, 2022, 64 new airports and more than 415 new routes were opened and operational under the UDAN scheme.

In fiscal year 2022, our Adjusted Margin % - Hotels and packages of 17.9% remained at similar level of 17.9% in fiscal year 2021. In fiscal year 2021, our Adjusted Margin % - Hotels and packages decreased to 17.9% from 22.1% in fiscal year 2020, primarily due to margin reductions for certain categories of hotels to support our hotel service providers during the COVID-19 pandemic and also due to a lower share of high-margin budget hotels.

In fiscal year 2022, our Adjusted Margin % - Bus ticketing increased marginally to 8.7% from 8.2% in fiscal year 2021. In fiscal year 2021, our Adjusted Margin % - Bus ticketing decreased marginally to 8.2% from 8.5% in fiscal year 2020.

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

Trends and Changes in the Indian Economy and Travel Industry. Our financial results have been, and are expected to continue to be, affected by trends and changes in the Indian economy and travel industry, particularly the Indian online travel industry. An expanding and evolving travel market, coupled with greater internet, smartphone and other mobile device penetration, is expected to drive robust growth in online travel bookings in India. As consumers shift to researching and booking travel online, travel suppliers have adapted their offerings and deepened their relationships with online marketing and booking channels, such as online travel agencies, to generate revenue. Online travel agencies provide travel suppliers with scale and distribution into new and existing markets and 24/7 customer service and localization services, including language and payment capabilities. These trends and changes include:

•	growth in the Indian economy and the middle-class population in India, as well as increased tourism expenditure in India;
•	increased travel connectivity in India;

•	increased use of smartphones and mobile devices in India;
•	increased internet penetration (particularly mobile based penetration) in India;
•	increased adoption of the internet for commerce in India;
•	competition from new and existing market entrants, particularly in the Indian online travel industry;
•	capacity and liquidity constraints in the airline industry in India; and
•	the willingness of travelers to use online travel services instead of traditional offline hotel booking services.

In addition, the COVID-19 pandemic has had a significant negative impact on the travel industry in India, including our business, and around the world. For more information, see “Risk Factors – Risks Relating to Us and Our Industry – The COVID-19 pandemic has had, and is expected to have, a material adverse effect on the travel industry and our business, financial condition, results of operations and cash flows.” However, the aviation industry has implemented measures to facilitate recovery in global travel volumes, with IATA announcing that net industry losses are expected to reduce to $11.6 billion in 2022 after a $51.8 billion loss in 2021. According to the DGCA, there has been significant recovery in domestic travel in India, with domestic air traffic volumes increasing by 33% from 2020 to 2021. In addition, India resumed regular international flights since March 27, 2022, which we believe will contribute to increased international travel demand for fiscal year 2023.

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

The financial statements of all our subsidiaries are translated to our presentation currency using relevant exchange rates in accordance with IFRS. In particular, the assets and liabilities of our foreign operations are translated to US dollars at exchange rates as of the relevant reporting date, and the income and expenses of our foreign operations are translated to US dollars at the average of the exchange rates applicable during the relevant reporting period. Foreign exchange gains and losses resulting from the settlement of transactions and from the re-measurement of monetary items at exchange rates at the end of each reporting period are recognized in the profit or loss of the period in which they arise. When the US dollar strengthens against the Indian Rupee, our revenue and costs in Indian Rupees converted to US dollars decrease. When the US dollar weakens, our revenue and costs in Indian Rupees converted to US dollars increase.

In the past few years, there have been periods of weakness in the Indian Rupee compared to the US dollar. In fiscal year 2022, the average value of the Indian Rupee depreciated 0.7% against the US dollar as compared to the average value of the Indian Rupee in fiscal year 2021. In fiscal year 2021, the average value of the Indian Rupee depreciated 4.3% against the US dollar as compared to the average value of the Indian Rupee in fiscal year 2020.

We had a net foreign exchange loss of $8.2 million in fiscal year 2022, mainly due to the depreciation of the Indian Rupee against the US dollar as at March 31, 2022 by 2.9% as compared to March 31, 2021.

Inflation. Changes in inflation rates can affect our pricing as well as our expenses, including employee salaries, and the inflation rates in the countries where we generate revenue in any period may be higher or lower than the inflation rates in the countries where we incur expenses. In addition, higher inflation may result in our customers cutting back on travel due to reductions in their disposable income and increases in the price of travel and related offerings.

Our Revenue, Service Cost and Expenses

Revenue

We commenced operations in 2000 with a focus on the non-resident Indian market in the United States, primarily servicing its demand for United States to India air tickets. We started our Indian business with the launch of our Indian MakeMyTrip website in September 2005 and acquired the ibibo Group in January 2017. Over time, we have expanded our hotels and packages business, expanded internationally and introduced other non-air services and products such as the sale of bus and rail tickets, car hire, activities and experiences and ancillary travel requirements such as facilitating access to third-party travel and other insurance products and visa processing. We also generate advertising revenue from third-party advertisements on our websites including revenue from brand alliances. The key travel services we offer are booking of air tickets, hotels and packages and bus tickets. Below is a description of the key components of our revenue.

Air Ticketing. We earn commissions from airlines suppliers for tickets booked by customers through our distribution channels as well as incentive payments linked to the number of sales facilitated by us. We either deduct commissions at the time of payment of the fare to our airline suppliers or collect our commissions on a regular basis from our airline suppliers, whereas incentive payments are collected from our airline suppliers on a periodic basis. Incentives earned from airlines are recognized on the basis of performance targets agreed with the relevant airline and when performance obligations have been completed. We charge our customers a service fee for booking airline tickets. We receive fees or incentives from our GDS service providers based on the volume of sales completed by us through the GDS. Revenue from air tickets sold as part of packages is included in our hotels and packages revenue.

Hotels and Packages. Revenue from our hotels and packages business generally represents the total amount paid by our customers for these services and products as well as revenue from air tickets sold as part of packages. Our hotels and packages revenue also include convenience fees earned from travelers for the sale of hotel rooms (without packages), and commissions we earn as an agent from other online travel agents and aggregators from whom we procure hotel rooms for our customers for most hotels outside India, which are accounted for on a “net” basis. We earn commissions in a similar manner for certain non-hotel products related to our packages. As revenue in our hotels and packages business is accounted for on a “gross” basis, revenue from air tickets sold as part of packages is grossed up to include the fare paid by customers as well as all commissions and fees charged by us, and added to our hotels and packages revenue.

Bus ticketing. Income from bus ticketing, including commissions and fees earned from bus operators and convenience fees earned from the traveler is recognized on a net basis as an agent on the date of journey as the performance obligation is satisfied on the date of journey by the traveler.

Other Revenue. Our other revenue primarily comprises third-party advertising on our websites and brand alliance fees, fees for the sale of rail tickets, car hire, activities and experiences and fees from third party for our facilitation of service offerings.

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

•

In our packages business, we create packages by bundling air tickets, hotel room nights and other travel services which are then offered as packages. Accordingly, we act as the principal for such packages since we control the services before such services are transferred to the traveler, including the responsibility for delivery of services. For example, if the airline cancels a flight included in the package, we are responsible for providing an alternate flight. Accordingly, in case of such packages, revenue is accounted for on a “gross” basis. The amount collected from the customer is reflected as revenue on a “gross” basis, and the amount paid to the various suppliers whose services are utilized is reflected as “service cost”.

We earn a majority of our revenue from the primary provider of service on transactions where we act as an agent. Our customer in this case is the hotel or the airline or bus operator to whom services are being provided by us, and we do not assume any performance obligation on the products offered by them. We offer the promotional offers and incentives described elsewhere in this document based on competitive dynamics from time to time and in order to encourage a higher number of end-users to experience our booking platforms with a view to gaining market share.

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

See “– Critical Accounting Policies – Revenue Recognition.”

Service Cost

Service cost primarily consists of costs paid to hotel and package suppliers for the acquisition of relevant services and products for sale to customers, and includes the procurement cost of air tickets, hotel rooms and other local services such as sightseeing costs for packages and local transport costs. Service costs also include other costs of providing services for our bus ticketing business; it does not include any component of personnel cost, depreciation or other operating costs.

The following table sets forth revenue recorded on a “gross” basis and on a “net” basis as well as service costs within our air ticketing business, our hotels and packages business, our bus ticketing business and our other revenue during last three fiscal years.

	Air Ticketing			Hotels and Packages			Bus Ticketing			Others
	Fiscal Year Ended March 31,			Fiscal Year Ended March 31,			Fiscal Year Ended March 31,			Fiscal Year Ended March 31,
	2020	2021	2022	2020	2021	2022	2020	2021	2022	2020		2021		2022
	(in thousands)
Revenue on gross basis	$—	$—	$—	$163,457	$21,844	$63,286	$—	$—	$—	$—		$—		$—
Revenue on net basis	174,361	57,013	88,712	72,357	46,132	93,981	65,009	24,895	39,896	36,345		13,556		18,047
Revenue as per IFRS	$174,361	$57,013	$88,712	$235,814	$67,976	$157,267	$65,009	$24,895	$39,896	$36,345		$13,556		$18,047
Add: Customer inducement costs recorded as a reduction of revenue	75,779	23,513	67,090	265,706	18,652	41,545	17,688	667	1,814	1,985		76		798
Less: Service Cost as per IFRS	420	293	311	141,404	19,146	54,760	7,060	2,712	3,397	383	(1)	66	(1)	282	(1)
Adjusted Margin	$249,720	$80,233	$155,491	$360,116	$67,482	$144,052	$75,637	$22,850	$38,313	$37,947		$13,566		$18,563

(1)	Loyalty program costs amounting to $5.1 million, $0.09 million and nil have been excluded from service cost for the fiscal years 2020, 2021 and 2022, respectively, relating to “Others”.

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

While internet penetration in India has been increasing steadily, we believe that it still has substantial room for growth. As internet penetration increases, Indian consumers are increasingly using the internet to research and purchase products, including travel. The use of mobile devices in India is expected to continue to grow. With the proliferation of smartphones and tablets, mobile has become a prominent tool for travelers to search, discover and purchase travel services. For example, our standalone hotel bookings made over our mobile platforms was more than 80% in fiscal year 2022 of total online bookings.

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

•

E-wallet loyalty program: As part of our loyalty program and to drive repeat behavior, we have created a captive E-wallet program on our websites and mobile applications. Under this program, we give cash back on eligible online transactions to our customers as part of our inducement and retention plan and to effectively promote cross-sales across different business segments. The cash back is given in our customers’ E-wallet account, which can only be used for future bookings to be made with us, subject to certain monetary restrictions and other terms and conditions.

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

Foreign Currency Translation

We report our consolidated financial statements in US dollars, which is the functional and presentation currency of our holding company and certain of our subsidiaries. The functional currency of each of our subsidiaries is the currency in which each subsidiary primarily generates and expends cash. The financial statements of all our subsidiaries with functional currencies other than US dollars are translated to our holding company’s presentation currency using relevant exchange rates in accordance with IFRS. In particular, the assets and liabilities of our foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to US dollars at exchange rates as of the relevant reporting date, and the income and expenses of our foreign operations are translated to US dollars at the average of the exchange rates applicable during the relevant reporting period. Adjustments resulting from the translations of financial statements of our subsidiaries, except for subsidiaries whose functional currency is US dollars, from their functional currency to our presentation currency are accumulated and reported as other comprehensive income, which is a separate component of our shareholders’ equity called ‘Foreign Currency Translation Reserve’ (‘FCTR’). However, if the operation is a non-wholly owned subsidiary, then the relevant proportionate share of the foreign currency translation difference is allocated to non-controlling interest and reported in non-controlling interest. When a foreign operation is disposed of, in part or in full, the relevant amount in the FCTR is transferred to profit or loss as part of the profit or loss on disposal. See also “— Quantitative and Qualitative Disclosures about Market Risk — Foreign Exchange Risk.”

Critical Accounting Policies

We believe the following are the critical accounting policies used in the preparation of our consolidated financial statements. For more information on each of these policies, see “Note 3 — Significant Accounting Policies” in the notes to our consolidated financial statements included in this Annual Report.

Revenue Recognition

Information about the Group’s accounting policies relating to revenue from contracts with customers is provided below.

The Group provides travel products and services to leisure and corporate travelers in India and abroad. The revenue from rendering these services is recognized in the profit or loss upon transfer of control of promised services to customers in an amount that reflects the consideration our company expects to receive in exchange for those services. This is generally the case: 1) on the date of departure for tours and packages, 2) date of check-in for hotel booking business, 3) on the issuance of the ticket in the case of sale of airline tickets and 4) date of journey in case of sale of bus tickets. The Group considers both the traveler and travel supplier to be its customers.

Income from the sale of airline tickets including commission earned and convenience fees is recognized as an agent on a net basis when the traveler books the airline ticket as the performance obligation is satisfied by the Group on issuance of an airline ticket to the traveler.

Income from hotel reservations including commission earned and convenience fees is recognized on a net basis as an agent on the date of check-in as the performance obligation is satisfied by the Group on the date of check-in by the traveler.

Income from tours and packages, including income on airline tickets sold to the travelers as a part of tours and packages is accounted on “gross” basis as the Group controls the services before such services are transferred to the traveler.

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

Income from rail tickets, including convenience fees earned from the traveler is recognized on a net basis as an agent on the date of journey as the performance obligation is satisfied by the Group on the date of journey by the traveler.

Income from other sources of the Group, primarily comprising advertising revenue, fees for facilitating access to its internet-based platforms to travel insurance companies and brand alliance fees is recognized as the services are performed as per the terms of the contracts with respective supplier.

We provide loyalty programs under which participating customers earn loyalty points on current transactions that can be redeemed for future qualifying transactions. Under its customer loyalty programs, the Group allocates a portion of the consideration received to loyalty points that are redeemable against any future purchases of the Group’s services. This allocation is based on the relative stand-alone selling prices. The amount allocated to the loyalty program is deferred, and is recognized as revenue when loyalty points are redeemed or expire, whichever is earlier.

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

In the event of cancellation of airline tickets, revenue recognized in respect of commissions earned by our company on such tickets is reversed and is netted off from the revenue earned during the fiscal period at the time the cancellation is made by the customers. The revenue from the sale of tours and packages, hotel reservations and bus ticketing is recognized on the customer’s departure, check-in date and date of journey, respectively. Cancellations, if any, do not impact revenue recognition since revenue is recognized upon the availment of services by the customer.

Marketing and Sales Promotion Costs

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

The cost of an acquisition is measured at the fair value of the assets acquired, equity instruments issued and liabilities incurred or assumed at the date of acquisition. The cost of acquisition also includes the fair value of contingent consideration and deferred consideration, if any. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at fair value at the date of acquisition. Transaction costs incurred in connection with a business combination are expensed as incurred, except if related to the issue of debt or equity securities.

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

Intangible assets acquired in a business combination are amortized on a straight-line basis over their estimated useful lives that reflect the expected pattern of consumption of the future economic benefits embodied in the asset. The estimated useful lives are as follows:

•	Technology related development costs	2-5 years
•	Software	3-5 years
•	Customer – related intangible assets (Customer Relationship)	7-10 years
•	Contract – related intangible assets (Non-Compete)	5-6 years
•	Marketing – related intangible assets (Brand / Trade Mark)	7-10 years
•	Others	5 years

Impairment

i)	Non-derivative financial assets

Financial instruments and contract assets

The Group recognizes loss allowances for Expected Credit Loss (ECL) on:

•	financial assets measured at amortized cost;
•	debt investments measured at Fair Value through Other Comprehensive Income (FVOCI); and
•	contract assets.

The Group measures loss allowances at an amount equal to lifetime ECLs, except for the following, which are measured as 12-month ECLs:

•	debt securities that are determined to have low credit risk at the reporting date; and
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

For debt securities at FVOCI, the loss allowance is recoginsed in other comprehensive income.

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

The carrying amounts of the Group’s non-financial assets, primarily property, plant and equipment, technology related development cost and other intangible assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested annually for impairment. An impairment loss is recognized if the carrying amount of an asset or cash generating unit (CGU) exceeds its recoverable amount.

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

Technology-related Development Cost

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

Other Intangible Assets

Other intangible assets mainly comprise software that are acquired by the Group and intangible assets including customer relationship, brand/trade mark and non-compete acquired in a business combination. Software has finite useful lives and is measured at cost less accumulated amortization and accumulated impairment losses. Cost includes any directly attributable expenses necessary to make the assets ready for use. Intangible assets acquired in a business combination are measured at fair value as of the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and impairment losses, if any.

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

Income Tax

Income tax expense comprises current and deferred taxes. Current and deferred tax expense is recognized in our profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or other comprehensive income, in which case it is recognized in equity or in other comprehensive income.

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

Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries, associates to the extent that we are able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future.

Compound financial instruments

Compound financial instruments issued by us comprise the 2028 Notes. The 2028 Notes are convertible at the option of the holder based upon an initial conversion rate of 25.8035 ordinary shares per $1,000 principal amount of 2028 Notes (equivalent to a conversion price of approximately $38.75 per ordinary share). This conversion rate is subject to certain adjustments in connection with a make-whole fundamental change or any conversion rate adjustments (in each case, as described in the indenture relating to the 2028 Notes) and does not vary with changes in fair value. The liability component of compound financial instruments is initially recognised at the fair value of a similar liability that does not have an equity conversion option. The equity component is initially recognised at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

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

	Fiscal Year Ended March 31,
	2020			2021		2022
	Amount		%	Amount	%	Amount	%
	(in thousands, except percentages)
Revenue	$511,529		100.0	$163,440	100.0	$303,922	100.0
Other income	1,063		0.2	3,672	2.2	3,490	1.1
Service cost	(154,320)		(30.2)	(22,308)	(13.6)	(58,750)	(19.3)
Personnel expenses	(129,836)		(25.4)	(105,661)	(64.6)	(116,924)	(38.5)
Marketing and sales promotion expenses	(166,603)		(32.6)	(22,741)	(13.9)	(51,033)	(16.8)
Other operating expenses	(185,401)		(36.2)	(51,075)	(31.3)	(81,575)	(26.8)
Depreciation, amortization and impairment	(33,682)		(6.6)	(33,010)	(20.2)	(29,496)	(9.7)
Impairment of goodwill	(272,160)		(53.2)	—	—	—	—
Results from operating activities	(429,410)	(1)	(83.9)	(67,683)	(41.4)	(30,366)	(10.0)
Finance income	3,362		0.7	12,100	7.4	9,984	3.3
Finance costs	(21,433)		(4.2)	(4,798)	(2.9)	(26,326)	(8.7)
Share of profit (loss) of equity-accounted investees	(65)		(0.0)	(168)	(0.1)	34	(0.1)
Loss before tax	(447,546)	(1)	(87.5)	(60,549)	(37.0)	(46,674)	(15.5)
Income tax benefit	29		0.0	4,507	2.8	1,107	0.4
Loss for the year	(447,517)	(1)	(87.5)	(56,042)	(34.3)	(45,567)	(15.1)

(1)	Includes one-time impact of impairment of goodwill of $272.2 million and provision for litigations of $30.8 million in fiscal year 2020.

Fiscal Year 2022 Compared to Fiscal Year 2021

Revenue. We generated revenue of $303.9 million in the fiscal year 2022, an increase of 86.0% over revenue of $163.4 million in the fiscal year 2021, primarily as a result of an increase of 55.6% in revenue from our air ticketing business, an increase of 131.4% in revenue from our hotels and packages business, an increase of 60.3% in revenue from our bus ticketing business and an increase of 33.1% in revenue from our others business, each as further described below. The increase in revenue was primarily due to the gradual recovery in domestic travel demand as a result of the diminishing impact of the COVID-19 pandemic in India in the fiscal year 2022 as compared to the fiscal year 2021.

Air Ticketing. Revenue from our air ticketing business increased by 55.6% to $88.7 million in the fiscal year 2022 from $57.0 million in the fiscal year 2021. Our Adjusted Margin – Air ticketing increased by 93.8% to $155.5 million in the fiscal year 2022, from $80.2 million in the fiscal year 2021. Adjusted Margin – Air ticketing includes customer inducement costs of $67.1 million in the fiscal year 2022 and $23.5 million in the fiscal year 2021, recorded as a reduction of revenue. These customer inducement costs added back to Adjusted Margin are intended to reflect the way we view our ongoing business. Under IFRS, these customer inducement costs are required to be recorded as a reduction of revenue. This increase in revenue from our air ticketing business and Adjusted Margin – Air ticketing was primarily due to an increase in gross bookings of 97.9% primarily driven by a 64.5% increase in the number of air ticketing flight segments year over year, primarily due to the gradual recovery in domestic travel demand as a result of the diminishing impact of the COVID-19 pandemic in India in the fiscal year 2022 as compared to the fiscal year 2021. Further, our Adjusted Margin % – Air ticketing decreased marginally to 8.0% in the fiscal year 2022 as compared to 8.2% in the fiscal year 2021.

Hotels and Packages. Revenue from our hotels and packages business increased by 131.4% to $157.3 million in the fiscal year 2022, from $68.0 million in the fiscal year 2021. Our Adjusted Margin – Hotels and packages increased by 113.5 % to $144.1 million in the fiscal year 2022 from $67.5 million in the fiscal year 2021. Adjusted Margin – Hotels and packages includes customer inducement costs of $41.5 million in the fiscal year 2022 and $18.7 million in the fiscal year 2021, recorded as a reduction of revenue. These customer inducement costs added back to Adjusted Margin are intended to reflect the way we view our ongoing business. Under IFRS, these customer inducement costs are required to be recorded as a reduction of revenue. The increase in revenue from our hotels and packages business and Adjusted Margin – Hotels and packages was primarily due to an increase in gross bookings by 113.8% primarily driven by 82.7% increase in the number of hotel-room nights year over year, primarily due to the gradual recovery in domestic travel demand as a result of the diminishing impact of the COVID-19 pandemic in India in the fiscal year 2022 as compared to the fiscal year 2021. Our Adjusted Margin % – Hotels and packages of 17.9% in the fiscal year 2022 remained at similar level to our Adjusted Margin % – Hotels and packages of 17.9% in the fiscal year 2021.

Bus Ticketing. Revenue from our bus ticketing business increased by 60.3% to $39.9 million in the fiscal year 2022, from $24.9 million in the fiscal year 2021. Our Adjusted Margin – Bus ticketing increased by 67.7% to $38.3 million in the fiscal year 2022 from $22.9 million in the fiscal year 2021. Adjusted Margin – Bus ticketing includes customer inducement costs of $1.8 million in the fiscal year 2022 and $0.7 million in the fiscal year 2021, recorded as a reduction of revenue. These customer inducement costs added back to Adjusted Margin are intended to reflect the way we view our ongoing business. Under IFRS, these customer inducement costs are required to be recorded as a reduction of revenue. The increase in revenue from our bus ticketing business and Adjusted Margin – Bus ticketing was primarily due to an increase in gross bookings by 59.2% primarily driven by 47.8% increase in the number of bus tickets travelled year over year, primarily due to the gradual recovery in domestic travel demand as a result of the diminishing impact of the COVID-19 pandemic in India in the fiscal year 2022 as compared to the fiscal year 2021. Our Adjusted Margin % – Bus ticketing increased marginally to 8.7% in the fiscal year 2022 as compared to 8.2% in the fiscal year 2021.

Others. Revenue from our others business increased by 33.1% to $18.0 million in the fiscal year 2022, from $13.6 million in the fiscal year 2021. Our Adjusted Margin – Others increased by 36.8% to $18.6 million in the fiscal year 2022 from $13.6 million in the fiscal year 2021. Adjusted Margin – Others includes customer inducement costs of $0.8 million in the fiscal year 2022 and $0.1 million in the fiscal year 2021, recorded as a reduction of revenue. These customer inducement costs added back to Adjusted Margin are intended to reflect the way we view our ongoing business. Under IFRS, these customer inducement costs are required to be recorded as a reduction of revenue. The increase in revenue from our others business and Adjusted Margin – Others was primarily due to an increase in advertising revenue and other ancillary revenues of $6.2 million primarily due to the gradual recovery in domestic travel demand as a result of the diminishing impact of the COVID-19 pandemic in India in the fiscal year 2022 as compared to the fiscal year 2021, which was partially offset by a decrease of $1.7 million in facilitation fees in the fiscal year 2022.

Other Income. Other income decreased by 5.0% to $3.5 million in the fiscal year 2022 from $3.7 million in the fiscal year 2021.

Service Cost. Service cost increased by 163.4% to $58.8 million in the fiscal year 2022 from $22.3 million in the fiscal year 2021. The increase in service cost reflects the gradual recovery in domestic travel demand as a result of the diminishing impact of the COVID-19 pandemic in India in the fiscal year 2022 as compared to the fiscal year 2021.

Personnel Expenses. Personnel expenses increased by 10.7% to $116.9 million in the fiscal year 2022 from $105.7 million in the fiscal year 2021, primarily due to higher share-based compensation costs and annual wage increases effected in the fiscal year 2022.

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses increased by 124.4% to $51.0 million in the fiscal year 2022 from $22.7 million in the fiscal year 2021, primarily due to the increase in variable costs and discretionary marketing and sales promotion expenditures such as on events and brand building initiatives in response to the gradual recovery in domestic travel demand as a result of the diminishing impact of the COVID-19 pandemic in India in the fiscal year 2022 as compared to the fiscal year 2021.

Additionally, we incurred customer inducement costs recorded as a reduction of revenue and certain loyalty program costs of $111.2 million in the fiscal year 2022 and $43.0 million in the fiscal year 2021. The details are as follows:

	Fiscal year ended March 31,
	2021	2022
	(in thousands)
Marketing and sales promotion expenses	$22,741	$51,033
Customer inducement costs recorded as a reduction of revenue	42,908	111,247
Certain loyalty program costs related to Others revenue	91	—

Other Operating Expenses. Other operating expenses increased by 59.7% to $81.6 million in the fiscal year 2022 from $51.1 million in the fiscal year 2021, primarily due to an increase of $22.2 million in payment gateway charges, website hosting charges and outsourcing fees as a result of higher booking volumes, primarily due to the gradual recovery in domestic travel demand as a result of the diminishing impact of the COVID-19 pandemic in India in the fiscal year 2022 as compared to the fiscal year 2021. The increase in other operating expenses was also due to an increase of $4.7 million, in the fiscal year 2022, of expense relating to provision for litigations for a dispute related to a prior acquisition.

Depreciation, Amortization and Impairment. Our depreciation, amortization and impairment expenses decreased by 10.6% to $29.5 million in the fiscal year 2022 from $33.0 million in the fiscal year 2021, primarily due to an increase in fully amortized assets in the fiscal year 2022.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities were a loss of $30.4 million in the fiscal year 2022 as compared to a loss of $67.7 million in the fiscal year 2021. Our Adjusted Operating Profit was $23.2 million in the fiscal year 2022 as compared to an Adjusted Operating Loss of $18.0 million in the fiscal year 2021. For a description of the components and calculation of “Adjusted Operating Profit (Loss)” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Results from operating activities”, see — “Certain Key Performance Indicators and Non-IFRS Measures” elsewhere in this Annual Report.

Finance Income. Our finance income decreased to $10.0 million in the fiscal year 2022 from $12.1 million in the fiscal year 2021, primarily as a result of a net foreign exchange loss in the fiscal year 2022 as compared to a net foreign exchange gain in the fiscal year 2021.

Finance Costs. Our finance costs increased to $26.3 million in the fiscal year 2022 as compared to $4.8 million in the fiscal year 2021, primarily due to an increase in interest expense on financial liabilities measured at amortised cost in the fiscal year 2022 and a net foreign exchange loss in the fiscal year 2022 as compared to a net foreign exchange gain in the fiscal year 2021 mainly as a result of the depreciation of the Indian Rupee against the U.S. dollar.

Profit (Loss) for the Year. As a result of the foregoing factors, our loss in the fiscal year 2022 was $45.6 million as compared to a loss of $56.0 million in the fiscal year 2021. Our Adjusted Net Profit was $21.7 million in the fiscal year 2022, as compared to Adjusted Net Loss of $9.2 million in the fiscal year 2021. For a description of the components and calculation of “Adjusted Net Profit (Loss)” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Profit (loss) for the year”, see — “Certain Key Performance Indicators and Non-IFRS Measures” elsewhere in this Annual Report.

Diluted Earnings (Loss) per Share. Diluted loss per share was $0.42 in the fiscal year 2022 as compared to diluted loss per share of $0.52 in the fiscal year 2021. Our Adjusted Diluted Earnings per share was $0.20 in the fiscal year 2022, as compared to Adjusted Diluted Loss per share of $0.09 in the fiscal year 2021. For a description of the components and calculation of “Adjusted Diluted Earnings (Loss) per Share” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Diluted earnings (loss) per share”, see — “Certain Key Performance Indicators and Non-IFRS Measures” elsewhere in this Annual Report.

Fiscal Year 2021 Compared to Fiscal Year 2020

Revenue. We generated revenue of $163.4 million in the fiscal year 2021, a decrease of 68.0% over revenue of $511.5 million in the fiscal year 2020, primarily as a result of a decrease of 67.3% in revenue from our air ticketing business, a decrease of 71.2% in revenue from our hotels and packages business, a decrease of 61.7% in revenue from our bus ticketing business and a decrease of 62.7% in revenue of our others business, each as further described below. The decrease in revenue was primarily due to the continued impact of the COVID-19 pandemic in the fiscal year 2021, including lower travel demand beginning in March 2020 and travel restrictions and nationwide lockdown orders implemented in India in March 2020.

Air Ticketing. Revenue from our air ticketing business decreased by 67.3% to $57.0 million in the fiscal year 2021 from $174.4 million in the fiscal year 2020. Our Adjusted Margin – Air ticketing decreased by 67.9% to $80.2 million in the fiscal year 2021, from $249.7 million in the fiscal year 2020. Adjusted Margin – Air ticketing includes customer inducement costs of $23.5 million in the fiscal year 2021 and $75.8 million in the fiscal year 2020, recorded as a reduction of revenue. These customer inducement costs added back to Adjusted Margin is intended to reflect the way we view our ongoing business. Under IFRS, these customer inducement costs are required to be recorded as a reduction of revenue. This decrease in revenue from our air ticketing business and Adjusted Margin – Air ticketing was due to a decrease in gross bookings of 72.6% primarily driven by 64.3% decrease in the number of air ticketing flight segments year over year, primarily due to the continued impact of the COVID-19 pandemic in the fiscal year 2021, including lower travel demand beginning in March 2020 and travel restrictions and nationwide lockdown orders implemented in India in March 2020. Further, our Adjusted Margin % – Air ticketing was 8.2% in the fiscal year 2021 compared to 7.0% in the fiscal year 2020. The increase in Adjusted Margin % – Air ticketing was due to incremental incentives from our air ticketing suppliers to drive travel growth in the fiscal year 2021.

Hotels and Packages. Revenue from our hotels and packages business decreased by 71.2% to $68.0 million in the fiscal year 2021, from $235.8 million in the fiscal year 2020. Our Adjusted Margin – Hotels and packages decreased by 81.3 % to $67.5 million in the fiscal year 2021 from $360.1 million in the fiscal year 2020. Adjusted Margin – Hotels and packages includes customer inducement costs of $18.7 million in the fiscal year 2021 and $265.7 million in the fiscal year 2020, recorded as a reduction of revenue. These customer inducement costs added back to Adjusted Margin are intended to reflect the way we view our ongoing business. Under IFRS, these customer inducement costs are required to be recorded as a reduction of revenue. This decrease in revenue from our hotels packages business and Adjusted Margin – Hotels and packages was due to a decrease in gross bookings of 76.9% primarily driven by 71.2% decrease in the number of hotel-room nights year over year, primarily due to the continued impact of the COVID-19 pandemic in the fiscal year 2021, including lower travel demand beginning in March 2020 and travel restrictions and nationwide lockdown orders implemented in India in March 2020. Our

Adjusted Margin % – Hotels and packages in the fiscal year 2021 was 17.9% as compared to 22.1% in the fiscal year 2020. The decrease was primarily due to margin reductions for certain categories of hotels to support our hotel service providers during the COVID-19 pandemic and also due to lower share of high-margin budget hotels.

Bus Ticketing. Revenue from our bus ticketing business decreased by 61.7% to $24.9 million in the fiscal year 2021, from $65.0 million in the fiscal year 2020. Our Adjusted Margin – Bus ticketing decreased by 69.8% to $22.9 million in the fiscal year 2021 from $75.6 million in the fiscal year 2020. Adjusted Margin – Bus ticketing includes customer inducement costs of $0.7 million in the fiscal year 2021 and $17.7 million in the fiscal year 2020, recorded as a reduction of revenue. These customer inducement costs added back to Adjusted Margin is intended to reflect the way we view our ongoing business. Under IFRS, these customer inducement costs are required to be recorded as a reduction of revenue. This decrease in revenue from our bus ticketing business and Adjusted Margin – Bus ticketing was due to a decrease in gross bookings of 68.6% driven by 66.0% decrease in the number of bus tickets travelled year over year, primarily due to the continued impact of the COVID-19 pandemic in the fiscal year 2021, including lower travel demand beginning in March 2020 and travel restrictions and nationwide lockdown orders implemented in India in March 2020. Our Adjusted Margin % – Bus ticketing of 8.2% in the fiscal year 2021 remained at similar level of 8.5% in the fiscal year 2020.

Others. Revenue from our others business decreased by 62.7% to $13.6 million in the fiscal year 2021, from $36.3 million in the fiscal year 2020. Our Adjusted Margin – Others decreased by 64.3% to $13.6 million in the fiscal year 2021 from $37.9 million in the fiscal year 2020. Adjusted Margin – Others include customer inducement costs of $0.1 million in the fiscal year 2021 and $2.0 million in the fiscal year 2020, recorded as a reduction of revenue. These customer inducement costs added back to Adjusted Margin is intended to reflect the way we view our ongoing business. Under IFRS, these customer inducement costs are required to be recorded as a reduction of revenue. This decrease in revenue from our others business and Adjusted Margin – Others was primarily due to decrease in facilitation fees, other ancillary revenues and advertisement revenue of $24.7 million primarily due to the continued impact of the COVID-19 pandemic in the fiscal year 2021, including lower travel demand beginning in March 2020 and travel restrictions and nationwide lockdown orders implemented in India in March 2020, which was partially offset by increase of $2.9 million in brand alliance fees in the fiscal year 2021.

Other Income. Other income increased by 245.4% to $3.7 million in the fiscal year 2021 from $1.1 million in the fiscal year 2020 primarily due to the rent waivers related to our leasehold premises due to the COVID-19 pandemic in the fiscal year 2021.

Service Cost. Service cost decreased by 85.5% to $22.3 million in the fiscal year 2021 from $154.3 million in the fiscal year 2020. The decrease in service cost reflects continued impact of the COVID-19 pandemic in the fiscal year 2021, including lower travel demand beginning in March 2020 and travel restrictions and nationwide lockdown orders implemented in India in March 2020.

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

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses decreased by 86.4% to $22.7 million in the fiscal year 2021 from $166.6 million in the fiscal year 2020. The decrease in marketing and sales promotion expenses was due to the significant reduction of these variable costs on account of our strategy of optimizing marketing and sales promotion spends and cancellation of all discretionary marketing and sales promotion spends such as events and brand building due to the impact of the COVID-19 pandemic.

Additionally, we have incurred customer inducement costs recorded as a reduction of revenue and certain loyalty program costs of $43.0 million in the fiscal year 2021 and $366.2 million in the fiscal year 2020. The details are as follows:

	Fiscal year ended March 31,
	2020	2021
	(in thousands)
Marketing and sales promotion expenses	$166,603	$22,741
Customer inducement costs recorded as a reduction of revenue	361,158	42,908
Certain loyalty program costs related to Others revenue	5,053	91

Other Operating Expenses. Other operating expenses decreased by 72.5% to $51.1 million in the fiscal year 2021 from $185.4 million in the fiscal year 2020, primarily due to a decrease of $78.9 million in payment gateway charges, website hosting charges and outsourcing fees as a result of fewer bookings due to lower travel demand and nation-wide lockdown implemented in India due to the COVID-19 pandemic. We had also significantly reduced our outsourced teams at our call centers and various other general and administrative expenses in response to market conditions, which led to a further decrease in our operating expenses. Our operating expenses were further reduced due to a one-time provision for litigations of $30.8 million made in the fiscal year 2020 for a dispute related to a prior acquisition.

Depreciation and Amortization. Our depreciation and amortization expenses decreased by 2.0% to $33.0 million in the fiscal year 2021 from $33.7 million fiscal year 2020.

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

Finance Income. Our finance income increased to $12.1 million in the fiscal year 2021 from $3.4 million in the fiscal year 2020, primarily as a result of net foreign exchange gain, interest from income tax refund and term deposits placed with banks in the fiscal year 2021.

Finance Costs. Our finance costs decreased to $4.8 million in the fiscal year 2021 as compared to $21.4 million in the fiscal year 2020, primarily due to foreign exchange loss in the fiscal year 2020 as compared to foreign exchange gain in the fiscal year 2021 mainly as a result of the appreciation of the Indian Rupee against the U.S. dollar as compared to March 31, 2020.

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

Certain Key Performance Indicators and Non-IFRS Measures

We evaluate our financial performance in each of our reportable segments based on our key performance indicator, Adjusted Margin, a segment profitability measure, which represents IFRS revenue after adding back customer inducement costs in the nature of customer incentives, customer acquisition costs and loyalty program costs which are reported as a reduction of revenue, and deducting the cost of acquisition of services primarily relating to sales to customers where we act as the principal. As certain parts of our revenues are recognized on a “net” basis when we are acting as an agent, and other parts of our revenue are recognized on a “gross” basis when we are acting as the principal, we evaluate our financial performance in each of our reportable segments based on Adjusted Margin, which is a segment profitability measure, as we believe that Adjusted Margin reflects the value addition of the travel services that we provide to our customers. Income from packages, including income on airline tickets sold to customers as a part of tours and packages is accounted for on a “gross” basis as our company controls the services before such services are transferred to travelers. Revenue from the packages business which is accounted for on a “gross” basis represents the total amount paid by customers for these travel services and products, while our cost of procuring the relevant services and products for sale to our customers in this business is classified as service cost.

Our Adjusted Margin may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation. The presentation of this segment profitability information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB.

We also refer to Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per Share which are non-IFRS measures and most directly comparable to results from operating activities, profit (loss) for the year and diluted earnings (loss) per share for the year, respectively, each of which is an IFRS measure.

We use financial measures that exclude share-based compensation expense, all merger and acquisitions related expenses, amortization of acquired intangibles, impairment of intangible assets and goodwill, change in financial liability relating to acquisitions, share of loss (profit) of equity-accounted investees, impairment in respect of equity-accounted investees, gain on disposal of an equity-accounted investee, interest expense on financial liabilities measured at amortized cost, income tax expense (benefit) and provision for litigations for our internal management reporting, budgeting and decision making purposes, including comparing our operating results to that of our competitors. Because of varying available valuation methodologies and subjective assumptions that companies can use when adopting IFRS 2 “Share based payment,” management believes that providing non-IFRS measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies. We believe that our current calculations of Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss), Adjusted Diluted Earnings (Loss) per Share, Adjusted Margin and Adjusted Margin % after adjusting for the impact of certain discrete, unusual or non-cash items and other items such as customer inducement costs in the nature of customer incentives, customer acquisition costs and loyalty program costs, represent a balanced approach which are useful in measuring our operating results and provide useful information to investors and analysts. We believe that investors and analysts use these non-IFRS measures and key performance indicators to compare our company and our performance to that of our global peers. However, the presentation of these non-IFRS measures and key performance indicators are not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures and key performance indicators may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation. The IFRS measures most directly comparable to Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per share are results from operating activities, profit (loss) for the year and diluted earnings (loss) per share, respectively.

A limitation of using Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per share instead of results from operating activities, profit (loss) for the year and diluted earnings (loss) per share calculated in accordance with IFRS as issued by the IASB is that these non-GAAP financial measures exclude a recurring cost, for example, share-based compensation. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per share.

The following table reconciles our revenue (an IFRS measure) to Adjusted Margin (a segment profitability measure):

Reconciliation of Adjusted Margin

	Air Ticketing			Hotels and Packages			Bus ticketing			Others
	Fiscal Year Ended March 31,			Fiscal Year Ended March 31,			Fiscal Year Ended March 31,			Fiscal Year Ended March 31,
	2020	2021	2022	2020	2021	2022	2020	2021	2022	2020		2021		2022
	(in thousands)
Revenue as per IFRS	$174,361	$57,013	$88,712	$235,814	$67,976	$157,267	$65,009	$24,895	$39,896	$36,345		$13,556		$18,047
Add: Customer inducement costs recorded as a reduction of revenue	75,779	23,513	67,090	265,706	18,652	41,545	17,688	667	1,814	1,985		76		798
Less: Service Cost as per IFRS	420	293	311	141,404	19,146	54,760	7,060	2,712	3,397	383	(1)	66	(1)	282	(1)
Adjusted Margin	$249,720	$80,233	$155,491	$360,116	$67,482	$144,052	$75,637	$22,850	$38,313	$37,947		$13,566		$18,563
(1)	Loyalty program costs amounting to $5.1 million, $0.09 million and nil have been excluded from service cost for the fiscal year 2020, 2021 and 2022, respectively, relating to “Others”.

The following table reconciles our results from operating activities (an IFRS measure) to Adjusted Operating Profit (Loss) (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Operating Profit (Loss)	Fiscal Year Ended March 31,
	2020	2021	2022
	(in millions)
Results from operating activities as per IFRS	$(429.4)	$(67.7)	(30.4)
Add: Acquisition related intangibles amortization	14.7	14.1	13.8
Add: Employee share-based compensation costs	41.6	35.6	36.7
Less: Gain on discontinuation of equity accounted investment on disposal	(0.7)	—	(2.2)
Add: Impairment of goodwill	272.2	—	—
Add: Merger and acquisitions related expenses	0.9	—	0.6
Add: Provision for litigations	30.8	—	4.7
Adjusted Operating Profit (Loss)	$(69.9)	$(18.0)	$23.2

The following table reconciles our profit (loss) for the year (an IFRS measure) to Adjusted Net Profit (Loss) (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Net Profit (Loss)	Fiscal Year Ended March 31,
	2020	2021	2022
	(in millions)
Profit (Loss) for the year as per IFRS	$(447.5)	$(56.0)	$(45.6)
Add: Acquisition related intangibles amortization	14.7	14.1	13.8
Add: Employee share-based compensation costs	41.6	35.6	36.7
Less: Gain on discontinuation of equity accounted investment on disposal	(0.7)	—	(2.2)
Add: Impairment of goodwill	272.2	—	—
Add: Merger and acquisitions related expenses	0.9	—	0.6
Add: Provision for litigations	30.8	—	4.7
Add: Interest expense on financial liabilities measured at amortized cost	—	1.8	13.6
Add (Less): Income tax (benefit) expense	(0.1)	(4.5)	(1.1)
Add (Less): Net change in value of financial liability in business combination	1.4	(0.4)	1.2
Add (Less): Share of loss (profit) of equity-accounted investees	0.1	0.2	(0.03)
Adjusted Net Profit (Loss)	$(86.5)	$(9.2)	$21.7

The following table reconciles our diluted earnings (loss) per share for the year (an IFRS measure) to Adjusted Diluted Earnings (Loss) per Share (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Diluted Earnings (Loss) per Share	Fiscal Year Ended March 31,
	2020	2021	2022
	(in US$)
Diluted Earnings (Loss) per share for the year as per IFRS	$(4.26)	$(0.52)	$(0.42)
Add: Acquisition related intangibles amortization	0.14	0.13	0.13
Add: Employee share-based compensation costs	0.40	0.32	0.33
Less: Gain on discontinuation of equity accounted investment on disposal	(0.01)	—	(0.02)
Add: Impairment of goodwill	2.60	—	—
Add: Merger and acquisitions related expenses	0.01	—	0.01
Add: Provision for litigations	0.29	—	0.04
Add: Interest expense on financial liabilities measured at amortized cost	—	0.02	0.13
Add (Less): Income tax (benefit) expense	*	(0.04)	(0.01)
Add (Less): Net change in value of financial liability in business combination	0.01	*	0.01
Add (Less): Share of loss (profit) of equity-accounted investees	*	*	*
Adjusted Diluted Earnings (Loss) per Share	$(0.82)	$(0.09)	$0.20

Note:

*	Less than $0.01.

B. Liquidity and Capital Resources

Historically, our sources of liquidity have principally been proceeds from the sale of our ordinary shares and convertible notes, bank overdrafts, working capital facilities and cash flows from operations. On February 9, 2021, we issued the 2028 Notes. The 2028 Notes are convertible based upon an initial conversion rate of 25.8035 of our ordinary shares per $1,000 principal amount of 2028 Notes (equivalent to a conversion price of approximately $38.75 per ordinary share). The 2028 Notes will mature on February 15, 2028, unless earlier repurchased, redeemed or converted.

As of March 31, 2022, the balance of cash and cash equivalents and term deposits on our balance sheet was $477.5 million.

Our primary sources of liquidity were $213.3 million of cash and cash equivalents and $264.2 million in term deposits with various banks, which are available on demand. A portion of such term deposits are used to secure bank guarantees, bank overdraft facilities and other facilities to support our business.

Our trade and other receivables primarily comprise commissions, incentives or other payments owing to us from airline suppliers, receivables from our corporate and retail customers to whom we typically extend credit periods, security deposits paid primarily for our leased premises as well as interest accrued but not due on our term deposits. Our trade and other receivables increased from $27.3 million as of March 31, 2021 to $39.6 million as of March 31, 2022, primarily as a result of an increase in receivables from airlines and corporate customers during fiscal year 2022. Our other current assets primarily consist of deposits and advances to our suppliers to secure better prices and availability of bookings in future periods. Our other current assets increased from $51.1 million as of March 31, 2021 to $78.0 million as of March 31, 2022, primarily due to the gradual recovery in domestic travel demand as a result of the diminishing impact of the COVID-19 pandemic in India.

As of March 31, 2022, MMT India and Ibibo India had the following facilities available from various banks:

•

an overdraft facility for MMT India and Ibibo India of Rs. 1,960 million (approximately $25.9 million) and Rs. 590 million (approximately $7.8 million), respectively, to meet our working capital requirements, secured primarily by term deposits, with a sub-limit in MMT India and Ibibo India of Rs. 650 million

(approximately $8.6 million) and Rs. 120 million (approximately $1.6 million), respectively, for working capital demand loans and Rs. 150 million (approximately $2.0 million) for issuing bank guarantees for operational requirements from Ibibo India;

•

working capital demand loans for MMT India and Ibibo India of Rs. 1,560 million (approximately $20.6 million) and Rs. 250 million (approximately $3.3 million), respectively, to meet our working capital requirements, with one-way inter-changeability for issuing IATA bank guarantees of up to Rs. 670 million (approximately $8.8 million) and Rs. 220 million (approximately $2.9 million) in MMT India and Ibibo India, respectively, and Rs. 200 million (approximately $2.6 million) for an overdraft facility, secured against an exclusive charge over all the assets of MMT India (excluding vehicles) and Ibibo India (excluding vehicles) and a corporate guarantee from MakeMyTrip Limited; and

•

a commercial card and combined credit facility for MMT India and Ibibo India of Rs. 207 million (approximately $2.7 million) and Rs. 138 million (approximately $1.8 million), respectively, to meet our working capital requirements, secured against a demand promissory note and a letter of continuity.

As of March 31, 2022, no amount was outstanding under our working capital and overdraft facilities.

From time to time, we are also required by certain international and Indian airlines, hotels and packages suppliers, as well as certain aggregators from whom we obtain hotel inventory and other travel suppliers, to provide bank guarantees/letters of credit to secure our obligations to them. As of March 31, 2022, we had the following bank guarantee facilities available from various banks:

•

Bank guarantee limits for MMT India and Ibibo India of Rs. 750 million (approximately $9.9 million) and Rs. 250 million (approximately $3.3 million), respectively, for issuing bank guarantees to IATA, with one way inter-changeability for issuing bank guarantees for operational requirements for up to Rs.100 million (approximately $1.3 million) in MMT India, secured against an exclusive charge on all the assets (excluding vehicles) along with corporate guarantee from MakeMyTrip Limited.

•

A bank guarantee limit of Rs. 300 million for MMT India (approximately $4.0 million) for issuing bank guarantees for operational requirements against exclusive charge on all the assets of MMT India (excluding vehicles) along with a corporate guarantee from MakeMyTrip Limited.

As of March 31, 2022, we had outstanding amounts of Rs. 600 million (approximately 7.9 million) and Rs. 150 million (approximately $2.0 million) in connection with the issuance bank guarantees to IATA by MMT India and Ibibo India respectively. As of March 31, 2022, Rs. 31.4 million (approx. $0.4 million) were outstanding towards issuance of bank guarantee towards various other travel and hotel and packages suppliers for other operational requirements of MMT India. No demand had been made against any of these guarantees.

•

Ibibo India has obtained certificates of deposit for Rs. 11.6 million (approximately $0.2 million) for credit card facilities from HDFC Bank and American Express Banking Corporation respectively; and towards issuing bank guarantees to state transport corporations from Yes Bank and ICICI Bank against 100% cash margin as fixed deposits.

•	ITC Group obtained certificates of deposits of $0.1 million, for the purposes of providing guarantees to various international airlines.

•	Luxury Tours obtained certificates of deposit of $0.2 million for purpose of providing guarantees to various hotels and packages suppliers.

•

Quest 2 Travel obtained bank guarantees of Rs. 12.3 million (approximately $0.2 million) from Punjab National Bank and State Bank of India for providing guarantees to IATA and payment gateway facility.

•	MMT USA had obtained letters of credit of $0.1 million for the purposes of providing guarantees to various international airlines.

In addition, we have secured credit and guarantee facilities of $70 million from an affiliate of our largest shareholder. As of March 31, 2022, this credit facility remained undrawn. Apart from the foregoing borrowings and vehicle loans of Rs. 105 million (approximately $1.4 million) we have no outstanding bank loans or financial guarantees or similar commitments to guarantee our payment obligations or those of third parties.

We believe that our current cash and cash equivalents including term deposits, cash flows from operations and our working capital facilities will be sufficient to meet our cash needs, including our cash needs for working capital requirements and capital expenditures, for the foreseeable future and for at least 12 months subsequent to the filing of this annual report. We may, however, require additional cash resources due to changing business conditions or other future developments, including the near-term and long-term impact of the COVID-19 pandemic on our business and any investments or acquisitions we may decide to pursue.

The following table sets forth the summary of our cash flows for the periods indicated:

	Fiscal Year Ended March 31,
	2020		2021		2022
	(in millions)
Net cash generated from/(used in) operating activities	$(112.7)		$64.5		$6.0
Net cash generated from/(used in) investing activities	73.8		(118.8)		(77.6)
Net cash generated from/(used in) financing activities	(11.0)		219.4		(9.6)
Net increase/(decrease) in cash and cash equivalents	(49.9)		165.1		(81.2)
Cash and cash equivalents at beginning of year	178.0		129.9		295.1
Effect of exchange rate fluctuations on cash held	1.8		0.1		(0.6)
Cash and cash equivalents at end of year	129.9	(1)	295.1	(2)	213.3	(3)

Notes:

(1)	Excludes $38.0 million of term deposits not classified as “cash and cash equivalents.” As of March 31, 2020, we did not have any amounts outstanding under our overdraft facilities.
(2)	Excludes $154.9 million of term deposits not classified as “cash and cash equivalents.” As of March 31, 2021, we did not have any amounts outstanding under our overdraft facilities.
(3)	Excludes $264.2 million of term deposits not classified as “cash and cash equivalents.” As of March 31, 2022, we did not have any amounts outstanding under our overdraft facilities.

Net Cash Generated From/(Used In) Operating Activities

Our net cash generated in operating activities was $6.0 million in fiscal year 2022, as compared to net cash generated in operating activities of $64.5 million in fiscal year 2021, a decrease of $58.5 million in fiscal year 2022. Our net loss adjusted for depreciation and amortization and other non-cash items was a profit of $33.1 million in fiscal year 2022 as compared to net loss of $0.6 million in fiscal year 2021. Further, in fiscal year 2022, there was an increase in our working capital of $27.1 million as compared to a decrease in our working capital of $65.1 million in fiscal year 2021. The increase in working capital in fiscal year 2022 was primarily due to an increase of $1.6 million in other liabilities, trade and other payables, and contract liabilities, net refund of income tax of $11.1 million and a decrease of $39.8 million in trade and other receivables and other assets.

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

Net Cash Generated From/(Used In) Investing Activities.

In fiscal year 2022, cash used in investing activities was $77.6 million. We redeemed term deposits with banks amounting to $249.3 million (computed using average exchange rates for the period) for investment and working capital purposes and received interest mainly on our term deposits of $7.4 million. We also invested $360.4 million (computed using average exchange rates for the period) in term deposits with banks, $3.1 million in property plant and equipment and $9.8 million primarily in technology-related development costs. Further, we received $38.5 million as proceeds from sale of other investment.

In fiscal year 2021, cash used in investing activities was $118.8 million. We redeemed term deposits with banks amounting to $39.1 million (computed using average exchange rates for the period) for investment and working capital purposes and received interest mainly on our term deposits of $6.0 million. We also invested $155.5 million (computed using average exchange rates for the period) in term deposits with banks, and $8.1 million primarily in technology-related development costs.

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

Net Cash Generated From/(Used In) Financing Activities.

In fiscal year 2022, cash used in financing activities was $9.6 million. We made payment of $4.6 million for lease liabilities and vehicle loans. Further, we further acquired non-controlling interest in Quest 2 Travel.com India Private Limited for $5.6 million.

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

Material Cash Requirements

Our material cash requirements as of March 31, 2022 and the foreseeable long-term are mainly for our debt obligations and working capital, as well as capital expenditures, contractual obligations and acquisitions.

Capital Expenditures

We incurred capital expenditures of $12.8 million, $8.8 million and $12.9 million in fiscal years 2020, 2021 and 2022, respectively. As of March 31, 2022, we had committed capital expenditures of $0.9 million for fiscal year 2022, substantially all of which we expect to spend in India. In addition, we expect to spend an additional approximately $11.0 million to $14.0 million on capital expenditures during fiscal year 2023. Our capital expenditures have principally consisted of costs related to our technology platform and infrastructure, upgrading of/additions to our websites and mobile platforms, purchases of workstations, computers, computer software, leasehold improvements and others. In the future, we may also incur capital expenditures to expand our products and services offerings, including through strategic acquisitions.

Contractual Obligations

The following table sets forth our contractual obligations as of March 31, 2022. Other than the obligations specified below, we do not have any other long term contractual obligations:

	Payment Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Secured bank loan(1)	$1,590	$527	$756	$307	—
Principal	1,391	436	666	289	—
Interest	199	91	90	18	—
Lease liabilities(2)	18,847	3,659	5,932	5,395	3,861
Purchase obligations(3)	9,058	8,082	738	238	—
Employee benefits(4)	9,086	—	—	—	—
Convertible notes(5)	230,000	—	230,000	—	—
Other liabilities(6)	24,025	14,193	9,832	—	—
Trade and other payables	62,827	62,827	—	—	—
Refund due to customers	35,970	35,970	—	—	—
Total	$391,403	$125,258	$247,258	$5,940	$3,861

Notes:

(1)	Secured bank loans relate to loan for motor vehicles used in our business.
(2)	Lease liabilities relate to our leasing arrangements for our various office premises.
(3)	We enter into purchase orders from time to time for various equipment and other operational requirements for our business.

(4)

Employee benefits in the statement of financial position include $7.5 million in respect of employee benefit obligations. For this amount, the extent of the amount and timing of repayment/settlement is not reliably estimable or determinable at present and accordingly has not been disclosed in the table above.

(5)

On February 9, 2021, we issued the 2028 Notes, which are convertible based upon an initial conversion rate of 25.8035 of our ordinary shares per $1,000 principal amount of 2028 Notes (equivalent to a conversion price of approximately $38.75 per ordinary share). The repayment period of 2028 Notes has been considered based on the earliest potential repurchase date of the 2028 Notes, being February 15, 2024.

(6)

Other liabilities comprise payments relating to our obligation to acquire the remaining 32.67% shareholding in Quest 2 Travel from its existing shareholders and settlement payments relating our prior dispute with former shareholders of Hotel Travel Group. For further information, see Note 7(b) of our consolidated financial statements included elsewhere in this Annual Report and “Item 8A – Financial Information – Consolidated Financial Statements and Other Financial Information – Legal Proceedings – Dispute with former shareholders of Hotel Travel Group”.

We intend to fund our existing and future material cash requirements with our existing cash balance and other financing alternatives. We may, however, require additional cash resources due to changing business conditions or other future developments, including the near-term and long-term impact of the COVID-19 pandemic on our business and any investments or acquisitions we may decide to pursue.

Other than as discussed above, we do not have any significant capital and other commitments, long-term obligations or guarantees as of March 31, 2022. While the above indicates our material cash requirements as of March 31, 2022, the actual amounts we are eventually required to pay may be different in the event that any agreements are renegotiated, cancelled or terminated.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property” of this Annual Report.

D. Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since March 31, 2022 that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E. Critical Accounting Estimates

Our consolidated financial statements are prepared in conformity with IFRS, as issued by the IASB. In preparing our consolidated financial statements, we make judgements, estimates and assumptions about the application of our accounting policies which affect the reported amounts of assets, liabilities, revenue and expenses. Our critical accounting judgements and sources of estimation uncertainty are described in Note 2 of our consolidated financial statements, which are included elsewhere in this Annual Report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Our board of directors consists of ten directors.

The table below sets forth the name, age and position of each of our directors and executive officers as of the date hereof. Unless otherwise indicated, the business address of our directors and executive officers is 19th Floor, Building No. 5, DLF Cyber City, Gurugram, 122002, India.

Name	Age	Position/Title
Directors:
Deep Kalra	53	Director, Group Chairman and Chief Mentor
Rajesh Magow	53	Director and Group Chief Executive Officer
Aditya Tim Guleri	57	Independent Director
Cindy Xiaofan Wang	46	Director
Hyder Aboobakar	41	Director
James Jianzhang Liang	52	Director
Jane Jie Sun	53	Director
Paul Laurence Halpin	63	Independent Director
Xiangrong Li	49	Independent Director
Xing Xiong	48	Director

Executive Officer:
Mohit Kabra	51	Group Chief Financial Officer

Directors

Deep Kalra is our founder, group chairman and chief mentor and was appointed to our board of directors on October 9, 2001. Mr. Kalra’s responsibilities as our group executive chairman from February 11, 2020 to March 31, 2022 included executing our business strategy and managing the overall performance and growth of our company. Effective April 1, 2022, Mr. Kalra transitioned to his new role as group chairman and chief mentor and will devote his time to providing mentorship to our leadership team, as well as continuing to pursue strategic initiatives such as product innovation and expansion. Mr. Kalra has over 30 years of work experience in e-commerce, sales, marketing, corporate banking, financial analysis and senior management roles. Prior to founding our company in April 2000, Mr. Kalra worked with GE Capital India, a subsidiary of the General Electric Company, where he was vice president, business development. Prior to that, he also worked with AMF Bowling Inc. and ABN AMRO Bank NV. Mr. Kalra is the co-chair of National Committee on Tourism and Hospitality at Confederation of Indian Industry. He is a founding member of IndiaTech.Org, an industry body representing the interests of Indian digital companies and is a co-founder of Ashoka University, a liberal arts college in Sonipat, near New Delhi and serves on their board and governing council. Mr. Kalra is a founding member of ‘I am Gurgaon’— an NGO focused on improving the quality of life in Gurugram and also serves on the board of the Gurugram Metropolitan Development Authority. Mr. Kalra holds a Bachelor’s degree in Economics from St. Stephen’s College, Delhi University, India, and a Master’s degree in Business Administration from the Indian Institute of Management, Ahmedabad, India.

Rajesh Magow is our co-founder and group chief executive officer and was appointed to our board of directors on November 6, 2012. Mr. Magow has also previously held the positions of chief financial officer and chief operating officer at our company. Mr. Magow has over 29 years of experience in the information technology and internet industries. After having been a part of our senior management team in 2001 for a few months, Mr. Magow worked as a part of senior management at Tecnovate eSolutions Private Limited, a wholly-owned subsidiary of eBookers.com (a United Kingdom-based online travel company that was listed on the Nasdaq Stock Market until it was acquired by the Cendant group in February 2005) from 2001 to June 2006. Before leaving Tecnovate eSolutions, he was the acting chief executive officer of that company. Mr. Magow was part of the senior management team that set up eBookers’ call center and back office operations in India and was a board member of Tecnovate from January 2001 to June 2006. Prior to Tecnovate, he also worked with Aptech Limited and Voltas Limited. Mr. Magow rejoined our company in 2006. He also served on the board of Flipkart Limited as an independent director from March 2011 to May 2015 and again from June 2017 to February 2021. Mr. Magow is a qualified Chartered Accountant from the Institute of Chartered Accountants of India.

Aditya Tim Guleri was appointed to our board of directors on April 3, 2007 as a nominee of Sierra Ventures VIII-A, L.P., Sierra Ventures VIII-B, L.P. and Sierra Ventures Associates VIII, LLC, or the Sierra Ventures entities. He has remained on our board following the lapse of Sierra Ventures entities’ right of nomination upon the completion of our initial public offering in August 2010. Mr. Guleri is the Managing Director of Sierra Ventures. Mr. Guleri’s investment focus is primarily information technology software companies. Additionally, Mr. Guleri has helped execute Sierra’s India strategy and investments. As a venture capitalist, Mr. Guleri has helped to complete strategic exits from numerous companies including several public companies. Mr. Guleri currently serves on the board of directors of AgentIQ, Appcues, Astronomer, Balto, Commerce Fabric, Phenom People, Radius, Sedai, Speedscale, Calyptia and SupportLogic. Prior to Sierra, Mr. Guleri founded and served as chief executive officer of Octane Software from 1996 to 2000. He successfully led Octane’s merger with Epiphany (NASDAQ: EPNY) in 2000. Before Octane, Mr. Guleri was vice president of field operations at Scopus Technology. Mr. Guleri holds a Master of Science degree in Engineering and Operating Research from Virginia Polytechnic Institute and State University; and a Bachelor of Science degree in Electrical Engineering from Punjab Engineering College, Chandigarh, India. The business address of Mr. Guleri is 1400 Fashion Island Boulevard, Suite 1010, San Mateo, CA 94404, United States.

Cindy Xiaofan Wang was appointed to our board of directors on August 30, 2019 as a nominee of Trip.com. Ms. Wang has served as the chief financial officer of Trip.com since November 2013 and executive vice president since May 2016. Prior to that, she was a vice president of Trip.com from January 2008. Ms. Wang joined Trip.com in 2001 and has held a number of managerial positions at Trip.com. In 2017, Ms. Wang won the Best CFO Award by Institutional Investor in the 2017 All-Asia Executive Team Rankings and China Best CFO Leadership Award by SNAI/ACCA/Korn Ferry. Previously, Ms. Wang worked with PricewaterhouseCoopers Zhong Tian CPAs Limited Company. She is also an observer on the board of directors of Huazhu Group Limited (NASDAQ:HTHT, HKEX:1179). Ms. Wang received a Master of Business Administration from Massachusetts Institute of Technology and obtained her Bachelor’s degree from Shanghai Jiao Tong University. Ms. Wang is a Certified Public Accountant (CPA). The business address of Ms. Wang is Building 16, SKY SOHO, No. 968 Jinzhong Road, Shanghai, People’s Republic of China 200335.

Hyder Aboobakar was appointed to our board of directors on August 20, 2020 and is one of our resident directors in Mauritius. Mr. Aboobakar is a Director – Business Development at IQ EQ Corporate Services (Mauritius) Limited, or IQ-EQ. Prior to joining IQ-EQ, Mr. Aboobakar served as an investment manager at DSP Blackrock Investment Managers (Mauritius) Ltd where he was responsible for managing two India focused funds. Mr. Aboobakar has also previously worked as a business development manager at Cim Global Business (Mauritius) Ltd, as an investment manager at TVF Capital Management Ltd and as a trader and team leader of risk management at Superfund Asset Management Ltd. Mr. Aboobakar is a Chartered Financial Analyst and holds a Bachelor of Science (Honors) degree in Economics and Finance from the University of Mauritius. He is also a certified Financial Risk Manager by the Global Association of Risk Professionals. The business address of Mr. Aboobakar is c/o IQ EQ Corporate Services (Mauritius) Limited, 33 Edith Cavell Street, Port Louis, Mauritius.

James Jianzhang Liang was appointed to our board of directors on January 27, 2016, as a nominee of Trip.com. He is one of the co-founders of Trip.com and is currently serving as the executive chairman of Trip.com’s board of directors. Prior to founding Trip.com, Mr. Liang held a number of technical and managerial positions with Oracle Corporation from 1991 to 1999 in the United States and China, including the head of the ERP consulting division of Oracle China from 1997 to 1999. Mr. Liang currently serves as Co-Chairman of Tongcheng-eLong Holdings Limited (HKEX:0780). Mr. Liang received his Ph.D. degree from Stanford University and his Master’s and Bachelor’s degrees from Georgia Institute of Technology. He also attended an undergraduate program at Fudan University. The business address of Mr. Liang is Building 16, SKY SOHO, No. 968 Jinzhong Road, Shanghai, People’s Republic of China 200335.

Jane Jie Sun was appointed to our board of directors on August 30, 2019 as a nominee of Trip.com. Ms. Sun has served as the chief executive officer of Trip.com, as well as a member of the board of directors of Trip.com, from November 2016. Prior to that, she was a co-president of Trip.com from March 2015, chief operating officer since May 2012, and chief financial officer from 2005 to 2012. Prior to joining Trip.com, Ms. Sun worked as the head of the SEC and External Reporting Division of Applied Materials, Inc. from 1997. Prior to that, she worked with KPMG LLP as an audit manager in Silicon Valley, California for five years. Ms. Sun is a member of the American Institute of Certified Public Accountants and a State of California Certified Public Accountant. Ms. Sun received her Bachelor’s degree from the business school of the University of Florida with high honors. She also obtained her LLM degree from Peking University Law School. The business address of Ms. Sun is Building 16, SKY SOHO, No. 968 Jinzhong Road, Shanghai, People’s Republic of China 200335.

Paul Laurence Halpin was appointed to our board of directors on April 30, 2018 as a nominee of MIH Internet. He has remained on our board following the completion of the Naspers-Trip.com Transaction as a nominee of Trip.com. Mr. Halpin has seventeen years’ experience as non-executive director and chairperson of audit and risk committees of listed companies. His experience includes in-depth board-level involvement in corporate strategy, financial reporting, investment oversight, merger and acquisition transactions and risk oversight. He has a combination of international experience and perspective from a career in Europe and Africa, as a business services entrepreneur, and previously, as a partner in a professional services firm. Mr. Halpin held various leadership positions in the financial services industry at PwC Dublin, London and Johannesburg during his 25-year career from 1979 until 2004. Between 2004 to 2011, having relocated to Mauritius in 2004, Mr. Halpin established and sold a number of international healthcare and insurance outsourcing businesses in Mauritius. Mr. Halpin is an independent non-executive director on the boards of Gamma Civic Ltd, Kolos Cement Ltd and Lottotech Ltd., which are listed on the Stock Exchange of Mauritius. He also serves as an independent non-executive director of other unlisted companies, including Gamma Construction Ltd, Citicc (Africa) Holdings Ltd, and several private companies. His previously held roles include Lloyd’s general representative for Mauritius. Mr. Halpin holds a Bachelor of Commerce degree from University College Dublin. He is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants in Ireland. He is a Fellow of the Mauritius Institute of Directors, a Member of the Mauritius Institute of Professional Accountants and a Member of the Institute of Directors (London). The business address of Mr. Halpin is Unit 8, East Rock, Coastal Road, Roches Noires, Mauritius.

Xiangrong Li was appointed to our board of directors on September 6, 2019. Ms. Li has served as the deputy general manager and financial controller of Beijing Tourist Hotel (Group) Co. Ltd., a company listed on the Shanghai Stock Exchange since September 2016. Ms. Li was employed with Unilever in various positions from 1993 to 2010, including serving as the financial controller for the greater China region from 2007 to 2010. Ms. Li served as the chief financial officer of Hengdeli Holdings Ltd, a company listed on the Stock Exchange of Hong Kong, from 2010 to August 2014. Ms. Li served as the chief financial officer of Homeinns Hotel Group (previously listed on NASDAQ with stock ticker HMIN, merged with Beijing Tourist Hotel (Group) Co. Ltd in 2016) from August 2014 to September 2016. Ms. Li obtained her Bachelor’s degree in International Accounting jointly awarded by the Shanghai University of Finance and Economics and Shanghai International Studies Institute (now known as Shanghai International Studies University) in July 1993. She obtained a Master’s degree in Executive Management Business Administration from China Europe International Business School in September 2008 and is now a senior member of The Association of Chartered Certified Accountants and a member of The Chinese Institute of Certified Public Accountants. The business address of Ms. Li is 124, Caobao Road, Shanghai, People’s Republic of China.

Xing Xiong was appointed to our board of directors on August 30, 2019 as a nominee of Trip.com. Mr. Xiong is currently chief operating officer of Trip.com Group. He joined Trip.com Group as Senior R&D Director in 2013 and became the vice president of Technology. He was appointed as the chief executive officer of the Trip.com Group Air Ticketing in 2014. In 2015, he became the Trip.com Senior Vice President, and in 2016 he was made the Trip.com Group Executive Vice President. Currently, Mr. Xiong is in charge of air ticketing, accommodation, corporate travel, technology, international business, and other areas within the group. Prior to joining Trip.com Group, Mr. Xiong held several management positions in the research and development teams of Microsoft and Expedia. Mr. Xiong has over 20 years of technology and management experience. He holds a Bachelor’s degree in Computer Science from Peking University and a Master’s degree in Computer Science from Northeastern University in Boston, Massachusetts, United States. The business address of Mr. Xiong is Building 16, SKY SOHO, No. 968 Jinzhong Road, Shanghai, People’s Republic of China 200335.

Executive Officer

Mohit Kabra is our group chief financial officer. Prior to joining us in July 2011, Mr. Kabra served as a Director, Finance at Kohler India where he worked from 2006 to June 2011. He has approximately 28 years of work experience and has held various positions in the India businesses of, among others, PepsiCo, Colgate and Seagram. Mr. Kabra has a Bachelor of Commerce degree from Osmania University, Hyderabad, India. He is a qualified Chartered Accountant from the Institute of Chartered Accountants of India and a qualified Cost Accountant from the Institute of Cost Accountants of India.

B. Compensation

For fiscal year 2022, the aggregate compensation (including directors’ fees, but excluding grants of stock options and RSUs that are described below) to our directors and executive officers included in the list under the heading “— Directors and Executive Officers of our Group” was $2.4 million, which included $1.7 million in base salary and $0.7 million in other payments. Our employment agreements (as amended from time to time) with each of our group chairman, group chief executive officer, and group chief financial officer provide for variable performance component which is payable upon each of the individual officer and our company attaining certain performance targets. Except as otherwise disclosed, these aggregate cash compensation amounts for fiscal year 2022 do not include stock compensation and employee benefits to our directors and executive officers. Stock compensation to our directors and executive officers are disclosed separately under “— Outstanding Options” and “Outstanding RSUs,” and employee benefits to our directors and executive officers are disclosed separately under “— Employee Benefit Plans.”

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

Although we do not intend to make additional grants under our Equity Option Plan, the options already granted under Equity Option Plan have been exercised as of the date of this Annual Report. The following paragraphs describe the principal terms of our Equity Option Plan.

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

Effect of Change of Control or Restructuring of Capital

Upon any restructuring of capital or the occurrence of a change of control of our holding company, the recipient of any option that is outstanding at the time of such restructuring or change of control will be entitled to such number and type of securities that is being offered in lieu of the shares underlying such option by virtue of such restructuring of capital or change of control, if any.

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

Number of Shares granted under 2001 Equity Option Plan

During the fiscal year 2022, all 17,839 units outstanding under the Equity Option Plan were exercised and hence, as of March 31, 2022, pursuant to our Equity Option Plan, we had no outstanding options exercisable into ordinary shares.

Share Incentive Plan

We adopted the MakeMyTrip 2010 Share Incentive Plan on May 25, 2010, or our Share Incentive Plan, upon which our Share Incentive Plan became immediately effective. On October 18, 2016, our board of directors approved two amendments to our Share Incentive Plan in order to give effect to an earlier recommendation of our compensation committee to increase the shares available under our Share Incentive Plan to fund employee grants for the four fiscal years starting April 2014 and to provide for a sufficient number of RSUs to be granted in connection with the conversion of Indigo SARs and Naspers Rollover RSUs and the other awards contemplated under the Naspers Transaction Agreement for the ibibo Group acquisition. Our board of directors approved an amendment to our Share Incentive Plan on May 18, 2017 to extend the expiration date of our Share Incentive Plan from May 2020 to March 31, 2022 and approved a further amendment on October 26, 2021 to extend the expiration date of our Share Incentive Plan from March 31, 2022 to March 31, 2032. On May 18, 2017, June 19, 2018, January 24, 2019, July 10, 2020, May 18, 2021 and April 21, 2022, our board of directors approved amendments to our Share Incentive Plan to increase the shares available under the plan.

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

Shares Available for Awards

Subject to certain adjustments set forth in our Share Incentive Plan, the aggregate number of shares that may be issued or awarded under our Share Incentive Plan is equal to the sum of (x) 19,411,654 Shares, plus (y) in the event that any Indigo SARs or Naspers Rollover RSUs (each, as defined in the Naspers Transaction Agreement) are forfeited between October 18, 2016 and January 31, 2017 as a result of an Indigo Business Employee’s (as defined in the Naspers Transaction Agreement) termination of employment during such period, a number of Shares in respect of restricted share units into which such forfeited Indigo SARs and Naspers Rollover RSUs would have converted pursuant to Sections 7.07(a)(i) and 7.07(a)(ii) of the Naspers Transaction Agreement (each such defined term having the meaning ascribed to such term in the Naspers Transaction Agreement). To the extent that an award terminates, expires or lapses for any reason, or is settled in cash and not shares, then any shares subject to the award will again be available for the grant. Any shares delivered by the holder or withheld by our company upon the exercise of any award, in payment of the exercise price or tax withholding, may again be optioned, granted or awarded, subject to certain limitations set forth in our Share Incentive Plan.

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

Dividend Equivalents

Our board of directors may grant dividend equivalents based on dividends declared on the ordinary shares of our holding company. Such dividend equivalents will be converted to cash by such formula and at such time and subject to such limitations as may be determined by our board of directors.

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

Upon exercise of a holder’s RSUs, subject to applicable laws, our holding company will issue to the holder one unrestricted, fully transferable share (or the fair market value of one such share in cash) for each vested and non-forfeited RSU. RSUs may be paid in cash, shares or both, as determined by our board of directors.

The RSUs may be exercised using a cashless exercise method. In a cashless exercise, the holder of the RSUs exercises the RSUs by simultaneously selling the shares underlying the RSUs upon exercise. Our board or compensation committee may also require the holder of the RSUs (especially in the case where such method of cashless exercise may contravene certain regulatory requirements) to surrender the RSUs to our holding company at the selling price of the shares underlying the RSUs in lieu of such exercise and simultaneous sale of shares. In each of the foregoing, the holder of the RSUs is only entitled to receive the difference between the selling price and the exercise price for the RSUs, after deduction of applicable taxes and expenses.

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

Amendment, Suspension or Termination

Unless terminated earlier, our Share Incentive Plan will expire on, and no award may be granted pursuant to it after, March 31, 2032. Any awards that are outstanding on March 31, 2032 shall remain in force according to the terms of the Share Incentive Plan and the applicable award agreement. Except as otherwise provided in our Share Incentive Plan, our board of directors may terminate, amend or modify our Share Incentive Plan at any time and from time to time. However, shareholder approval will be required for any amendment (i) to the extent necessary and desirable to comply with applicable laws and (ii) that results in an increase in benefits that would not apply equally to all shareholders of shares or a change in eligible individuals. Except as provided in our Share Incentive Plan or any award agreement, any amendment, suspension or termination may not impair any rights or obligations under any award without the award holder’s consent.

Outstanding Options

During fiscal years 2020, 2021 and 2022 no options were granted to any of our directors and executive officers under our Equity Option Plan. As of March 31, 2022, no options were outstanding.

Outstanding RSUs

During fiscal year 2022, we issued RSUs with respect to an aggregate of 2,413,442 ordinary shares with an exercise price of $0.0005 per ordinary share under our Share Incentive Plan, of which RSUs with respect to an aggregate of 1,151,523 ordinary shares were granted to our directors and an executive officer.

As at March 31, 2022, there were (a) an aggregate of 2,473,822 ordinary shares underlying vested RSUs held by our director and executive officer with grant dates ranging from July 1, 2013 to October 1, 2020 and expiration dates ranging from June 30, 2023 to June 30, 2029 (b) an aggregate of 1,583,647 ordinary shares underlying unvested RSUs held by our director and executive officer with grant dates ranging from July 1, 2018 to April 1, 2021. Each RSU represents one ordinary share of our holding company and will result in the issuance of one ordinary share of our holding company on exercise. The exercise price of each RSU is $0.0005.

Outstanding ESOPs

During fiscal year 2022, we did not issue any stock options under our Share Incentive Plan, or ESOPs.

As of March 31, 2022, there were (a) an aggregate of 984,200 ordinary shares underlying 9,842 vested ESOPs held by our director and executive officer which were granted on August 19, 2019, with expiration dates ranging from August 19, 2024 to August 19, 2025 (b) an aggregate of 492,100 ordinary shares underlying 4,921 unvested ESOPs held by our director and executive officer, which were granted on August 19, 2019 and which will vest on August 19, 2022. Each ESOP represents 100 ordinary shares of our holding company and will result in the issuance of 100 ordinary shares of our holding company on exercise. The exercise price of each ESOP is $2,229.

Employee Benefit Plans

We maintain employee benefit plans in the form of certain statutory and incentive plans covering substantially all of our employees. For fiscal years 2020, 2021 and 2022, the aggregate amount set aside or accrued by us to provide for pension, retirement or similar benefits for all our employees (including our directors and executive officer) was approximately $6.3 million, $ 7.5 million and $9.1 million.

Provident Fund

In accordance with Indian law, all of our employees in India are entitled to receive benefits under the Employees’ Provident Fund Scheme, 1952, as amended, a retirement benefit scheme under which an equal amount of 12% of basic salary of an employee is contributed by each of the employer and employee in a fund with government/trust with company. Also, in accordance with applicable laws, all of our employees at our non-Indian subsidiaries are entitled to receive benefits under the relevant laws and regulations applicable in such jurisdictions. Our subsidiaries make a monthly deposit to these funds and we have contributed an aggregate of approximately $3.9 million in fiscal year 2020, an aggregate of approximately $3.0 million in fiscal year 2021 and an aggregate of approximately $3.6 million in fiscal year 2022.

Gratuity

In accordance with Indian law, we pay gratuity to our eligible employees in India. Under our gratuity plan, a defined benefit plan, an employee is entitled to receive a gratuity payment on the termination of his or her employment if the employee has rendered continuous service to our company for not less than five years, or if the termination of employment is due to death or disability. The amount of gratuity payable to an eligible employee is equal to 15 days’ salary for every year of employment (or any portion of a year exceeding six months). We have provided for an aggregate of approximately $1.6 million in fiscal year 2020, an aggregate of approximately $1.2 million in fiscal year 2021 and an aggregate of approximately $1.4 million in fiscal year 2022 for our gratuity payments.

Compensated absences

In accordance with our company policy, eligible employee are given benefits of compensated absences payable on the termination of his or her employment. Under this policy, employees are entitled to receive amount of future benefit that they have earned in return for their service in the current and prior periods resulting from the non-utilization of yearly accumulated leaves. We have provided for aggregate of approximately $0.4 million in fiscal year 2020, an aggregate of approximately $0.4 million in fiscal year 2021 and an aggregate of approximately $0.6 million in fiscal year 2022 for our compensated absences payments.

Employment Agreements with Executive Officers

Each of our executive officers has entered into an employment agreement with MMT India. These agreements do not have fixed terms of employment. We may terminate the employment of our officers for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to any criminal offense theft, fraud, embezzlement, intoxication, violence, sexual harassment or damage to our reputation. Generally, either party may terminate employment at any time by giving the other party a written notice of three months or by paying an amount equal to three months’ salary in lieu of such notice. These termination provisions apply to executive officers apart from Mr. Rajesh Magow, whose termination provisions are set forth in his employment and change in control severance agreements.

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

C. Board Practices

Board of Directors

Our holding company is managed and controlled by our board of directors from Mauritius. Our board of directors currently has ten directors. There are no family relationships between any of our directors and executive officers. A director is not required to hold any shares in our holding company by way of qualification. There are no severance benefits payable to our directors and upon termination of their directorships, other than to Mr. Deep Kalra and Mr. Rajesh Magow, who are our directors (and in the case of Mr. Rajesh Magow, also our executive officer) and are entitled to severance benefits in such capacity pursuant to the terms of their employment and their respective change in control severance agreements.

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

Terms of Directors and Executive Officers

In accordance with our Constitution, one-third of our directors (or, if their number is not a multiple of three, the number nearest to but not less than one-third) shall retire from office by rotation at each annual meeting of our holding company, provided that neither the chairman of our board nor a director holding office as managing director shall be subject to retirement by rotation or be taken into account in determining the number of directors to retire. A retiring director shall be eligible for re-election. The directors to retire in each year shall be those who have been longest in office since their last re-election or appointment and as between persons who became or were last re-elected directors on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot. The office of a director shall be vacated if the director resigns, dies, becomes mentally unsound or bankrupt, becomes disqualified from being a director or ceases to hold office under Mauritius law, or is removed by our shareholders. A director may be removed by an ordinary resolution of our shareholders.

Under Mauritius law, the office of a director of our holding company is required to become vacant at the conclusion of the annual meeting of our holding company commencing next after the director attains the age of 70 years. However, a person of or over the age of 70 years may, by ordinary resolution of which no shorter notice is given than that required to be given for the holding of a meeting of shareholders, be appointed or re-appointed or authorized to continue to hold office as a director until the next annual meeting of our holding company.

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
•

exercising the borrowing powers of our holding company and mortgaging the property of our holding company, provided that shareholders’ approval shall be required if any transaction is a major transaction for our holding company under section 130 of the Mauritius Companies Act; and

•	approving the issuance and transfer of shares of our holding company, including the recording of such shares in our share register.

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

We currently do not have in place a nominations committee, and the actions ordinarily taken by such committee are resolved by a majority of the independent directors on our board. As a foreign private issuer, we are permitted to follow home country corporate governance practices under Rule 5615(a)(3) of the Nasdaq Rules. Our home country practice differs from Rule 5605(e) of the Nasdaq Rules regarding implementation of a nominations committee charter or board resolution, because our holding company, as a holder of a GBC1 issued by the Financial Services Commission of Mauritius, is not required under Mauritius law to establish a nominations committee.

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

D. Employees

See “Item 4. Information on the Company — B. Business Overview — Employees.”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our equity shares as of March 31, 2022 by each of our directors and all our directors and executive officers as a group. As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right. Ordinary shares subject to options, RSUs, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person.

Equity shares beneficially owned
	Ordinary Shares		Class B Shares
Name of Beneficial Owner	Number	Percent(1)	Number	Percent(1)	Percent of Total Voting Power(1)
Directors:
Deep Kalra(2)	4,942,502	7.35	—	—	4.62
Rajesh Magow(3)	1,764,109	2.62	—	—	1.65
Aditya Tim Guleri	—	—	—	—	—
Cindy Xiaofan Wang (4)	—	—	—	—	—
Hyder Aboobakar	—	—	—	—	—
James Jianzhang Liang(4)	—	—	—	—	—
Jane Jie Sun(4)	—	—	—	—	—
Paul Laurence Halpin(4)	—	—	—	—	—
Xiangrong Li	—	—	—	—	—
Xing Xiong(4)	—	—	—	—	—

Executive Officers:
Mohit Kabra(3)	220,984	*	—	—	*
All our directors and executive officers as a group	6,927,595	10.30	—	—	6.48

*	Represents beneficial ownership of less than 1.0% of our issued share capital.

Notes:

(1)

Based on 65,606,041 ordinary shares outstanding and 39,667,911 Class B Shares outstanding as of March 31, 2022. Except as otherwise required by law, the Terms of Issue or our Constitution, our ordinary shares and Class B Shares vote together as a single class on all matters on which our shareholders are entitled to vote. See also “Item 10. Additional Information — B. Memorandum and Articles of Association — Class B Shares — Reserved Matters.”

(2)

Travogue Electronic Travel LLP, or Travogue, is a limited liability partnership controlled by Mr. Deep Kalra. Mr. Deep Kalra holds 100.0% of the partnership interests in Travogue. Accordingly, as of March 31, 2022, Mr. Kalra’s beneficial ownership of our ordinary shares includes 2,487,402 ordinary shares held by him (or his immediate family members) directly (in the form of ordinary shares or ordinary shares underlying RSUs and ESOPs that have vested or will vest within 60 days) and, based on information provided by Travogue, 2,455,100 ordinary shares held indirectly through Travogue.

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

	Equity shares beneficially owned
	Ordinary Shares		Class B Shares		Percent of Total
Name of Beneficial Owner	Number	Percent(1)	Number	Percent(1)	Voting Power(1)
Trip.com(2)	10,773,694	16.42	39,667,911	100.0	47.91
FIL Limited(3)	6,506,502	9.92	—	—	6.18
Capital International Investors(4)	3,975,771	6.10	—	—	3.78
Massachusetts Financial Services Company(5)	3,357,400	5.12	—	—	3.19
Deep Kalra(6)	4,942,502	7.35	—	—	4.62

Notes:

(1)

Based on 65,606,041 ordinary shares outstanding and 39,667,911 Class B Shares outstanding as of March 31, 2022. Except as otherwise required by law, the Terms of Issue or our Constitution, our ordinary shares and Class B Shares vote together as a single class on all matters on which our shareholders are entitled to vote. See also “Item 10. Additional Information — B. Memorandum and Articles of Association — Class B Shares — Reserved Matters.”

(2)

Information based on Amendment No. 4 to a report on Schedule 13D filed with the SEC by Trip.com on September 3, 2019. As at March 31, 2022, Trip.com has deferred its pre-emptive rights to subscribe for and purchase 1,736,900 additional Class B Shares, representing 1.7% of the total number of our ordinary shares and Class B Shares, as a result of the issuance of ordinary shares pursuant to the exercise or settlement of equity awards under our Share Incentive Plan 2010 between August 19, 2020 to March 31, 2022. See “Item 10. Additional Information — B. Memorandum and Articles of Association — Class B Shares — Pre-Emptive Rights.”

(3)

Information based Amendment No.3 to a report on Schedule 13G filed with the SEC by Pandanus Partners, L.P., or Pandanus, Pandanus Associates, Inc., or PAI and FIL Limited, or FIL, on February 9, 2022, or the FIL 13G. According to the FIL 13G, Pandanus owns shares of FIL voting stock normally representing more than 25% and less than 48.5% of the total votes which may be cast by all holders of FIL voting stock depending on changes in the total number of shares of outstanding from time to time; PAI acts as general partner of Pandanus; and Pandanus is owned by trusts for the benefit of members of the Johnson family, including FIL's Chairman Abigail P. Johnson, but disclaims that any such member is a beneficial owner of the securities reported in the FIL 13G.

(4)

Information based on Schedule 13G filed with the SEC by Capital International Investors, or CII, on February 11, 2022, or the CII 13G. According to the CII 13G, CII is a division of Capital Research and Management Company, or CRMC, as well as its investment management subsidiaries and affiliates Capital Bank and Trust Company, Capital International, Inc., Capital International Limited, Capital International Sarl, Capital International K.K., and Capital Group Private Client Services, Inc. (together with CRMC, the “investment management entities”). CII’s divisions of each of the investment management entities collectively provide investment management services under the name “Capital International Investors.

(5)

Information based on Amendment No. 3 to a report on Schedule 13G filed with the SEC by Massachusetts Financial Services Company, or MFS, on February 2, 2022, or the MFS 13G. According to the MFS 13G, the number of ordinary shares beneficially owned includes ordinary shares beneficially owned by MFS and certain other non-reporting entities.

(6)

Travogue is a limited liability partnership controlled by Mr. Deep Kalra. Mr. Deep Kalra holds 100.0% of the partnership interests in Travogue. Accordingly, as of March 31, 2022, Mr. Kalra’s beneficial ownership of our ordinary shares includes 2,487,402 ordinary shares held by him (or his immediate family members) directly (in the form of ordinary shares or ordinary shares underlying RSUs and ESOPs that have vested or will vest within 60 days) and, based on information provided by Travogue, 2,455,100 ordinary shares held indirectly through Travogue.

Each of our equity shares is entitled to one vote on all matters that require a vote of shareholders. Except as otherwise required by law, the Terms of Issue or our Constitution, our ordinary shares and Class B Shares vote together as a single class on all matters on which our shareholders are entitled to vote. None of our shareholders has any contractual or other special voting rights.

As of March 31, 2022, to our knowledge, there were approximately nine record holders of our ordinary shares, of which one has a registered address in the United States. Since certain of these ordinary shares were held by brokers or other nominees, the number of record holders may not be representative of the number of beneficial holders or where the beneficial holders are resident.

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

The following is a summary of our related party transactions since April 1, 2019;

Shareholders Agreements

See “Item 10. Additional Information — B. Memorandum and Articles of Association — Trip.com Amended and Restated Investor Rights Agreement”, “— Trip.com’s Pre-Emptive Rights in relation to our 2028 Notes”, “— Pre-Emptive Rights” and “— Registration Rights”.

Procurement and selling of air tickets and hotel room nights from/to Trip.com and its subsidiaries

We procured air tickets and hotel room nights of $28.1 million and $3.5 million as an agent from subsidiaries of Trip.com that operates as travel product aggregators in fiscal years 2020 and 2022 respectively. In fiscal year 2021, we refunded air tickets and purchased hotel room nights of $0.7 million and $0.6 million, respectively. We earned $0.2 million, $0.01 million and $0.02 million from subsidiaries of Trip.com as commission for procurement of such tickets and room nights in fiscal years 2020, 2021 and 2022, respectively. Further, we also sold air tickets and hotel room nights as an agent with a value of $9.0 million, $0.4 million and $1.4 million to subsidiaries of Trip.com in fiscal years 2020, 2021 and 2022, respectively, and paid commission expenses of $1.1 million, $0.06 million and $0.1 million in fiscal years 2020, 2021 and 2022, respectively.

We also paid various operating expenses to subsidiaries of Trip.com amounting to $1.6 million, $0.3 million and $0.3 million in fiscal years 2020, 2021 and 2022, respectively.

We provided advances of nil, nil and $1.1 million to subsidiaries of Trip.com in fiscal years 2020, 2021 and 2022 and received back advances of nil, nil and $1.1 million given to subsidiaries of Trip.com in fiscal years 2020, 2021 and 2022, respectively.

As of March 31, 2020, 2021 and 2022, we had outstanding trade and other receivables from subsidiaries of Trip.com of $0.7 million, $0.06 million, and $0.3 million, respectively.

As of March 31, 2020, 2021 and 2022, we had outstanding trade payables to subsidiaries of Trip.com of $1.1 million, $0.5 million, and $0.4 million, respectively.

As of March 31, 2020, 2021 and 2022, we provided advances for future bookings to subsidiaries of Trip.com of nil, nil, and $0.02 million, respectively.

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

Tax Proceedings

Certain tax matters involving our key subsidiaries, MMT India and Ibibo India, are disclosed below;

Income Tax Matters

Assessment Year 2005-06

In November 2008, MMT India received an assessment order from the Indian Income Tax authorities or tax authorities for the assessment year 2005-06 and a demand for an additional payment of approximately Rs. 8.1 million (approximately $0.1 million) (exclusive of any applicable penalties), advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase proposed by the transfer pricing officer to adjust our intra-group international transaction prices upwards to an arm’s length price, and (ii) the disallowance of technology-related development depreciation expenses incurred during the year. In January 2009, we filed our objections to both assessment order and the demand for the additional payment with the Commissioner of Income Tax (Appeals) or CIT(A). In February 2009, the demand for the additional payment was deleted as the additions made by the tax authorities were set-off against our carried forward losses. Our appeal against the assessment order in connection with the intra-group international transactions transfer pricing matter was decided in our favor in February 2011. We also received partial relief from the disallowance of technology-related development depreciation expenses. In May 2011, we filed our objection to the partial disallowance of technology-related development depreciation expenses with the Income Tax Appellate Tribunal authorities, or ITAT. In April 2017, ITAT passed a favorable order to allow depreciation on technology-related development expenses. The tax authorities filed an appeal in the High Court challenging the relief provided by ITAT on transfer pricing. However, the High Court dismissed the appeal filed by tax authorities in November 2017. In July 2018, the tax authorities filed a Special Leave Petition in Supreme Court challenging the order of the High Court. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The date of hearing has yet to be scheduled.

Assessment Year 2007-08

(i)In January 2011, MMT India received an assessment order from the tax authorities for the assessment year 2007-08, alleging certain irregularities in the method of computation of income and, advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase proposed by the transfer pricing officer to adjust our intra-group international transaction prices upwards to an arm’s length price, and (ii) an increase on account of the disallowance of technology-related development depreciation expenses incurred during the year. However, due to availability of sufficient carried forward business losses, the tax authorities did not raise any additional tax demand. In March 2011, we filed an appeal with the CIT(A). Our appeal against the assessment order in connection with the intra-group international transactions transfer pricing matter was decided in our favor in February 2013. We also received partial relief from CIT(A) on the disallowance of technology-related development depreciation expenses. The Tax authorities appealed the order passed by CIT(A) before ITAT. The matter was heard on March 4, 2020, and ITAT passed a favorable order deleting the additions made on account of transfer pricing issues. However, lower tax authorities have not passed any appeal effect order as yet.

(ii) In February 2015, re-assessment proceedings were conducted and MMT India received an order from tax authorities, advising us of an upward revision of our declared income in India for the assessment year 2007-08 as a result of (i) reimbursement of ticket costs to MMT Inc. In March 2015, we filed our objections with CIT(A). The appeal against the above assessment order in connection with these disallowances was decided in favor of MMT India on May 23, 2017. The tax authorities challenged the order of CIT(A) in August 2017 before ITAT. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The date of the next hearing has been scheduled for July 21, 2022.

Assessment Year 2008-09

(i)In February 2012, MMT India received an assessment order from the tax authorities for the assessment year 2008-09, and a demand for additional tax payments of approximately Rs. 43 million (approximately $0.6 million), advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase proposed by the transfer pricing officer to adjust our intra-group international transaction prices upwards to an arm’s length price, (ii) an increase on account of the proposed disallowance of technology-related development depreciation expenses incurred during the year, and (iii) an increase due to the non-payment of sufficient withholding tax in connection with our use of banking payment gateway facilities. The demand for additional tax payments of approximately Rs. 43 million (approximately $0.6 million), was deleted as the additions made by the tax authorities were set-off against carried forward losses. In March 2012, we filed our objections with the CIT(A). Our appeal against the assessment order in connection with the intra-group international transactions transfer pricing matter was decided in our favor in June 2013. We also received partial relief from the disallowance of technology-related development depreciation expenses and non-payment of sufficient withholding tax in connection with payment gateway charges. Against this partial relief, we and the tax authorities both filed appeals in August 2013 before ITAT. The matter was heard on March 4, 2020 and the ITAT has passed a favorable order.

(ii) In February 2015, re-assessment proceedings were conducted and MMT India received an order from the tax authorities for the assessment year 2008-09, advising us of an upward revision of our declared income in India for assessment year 2008-09 as a result of reimbursement of ticket costs to MMT Inc. In March 2015, we filed our objections with CIT(A). The appeal against the assessment order in connection with these disallowances was decided in favor of MMT India on June 16, 2017. The tax authorities has filed an appeal in August 2017 against the order before ITAT. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The date of next hearing has been scheduled for July 21, 2022.

Assessment Year 2009-10

(i)In May 2013, MMT India received an assessment order from tax authorities for the assessment year 2009-10, and a demand for additional tax payments of approximately Rs. 276 million (approximately $3.7 million), advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase proposed by the transfer pricing offer to adjust our intra-group international transaction prices upwards to an arm’s length price, (ii) increases due to the non-payment of sufficient withholding tax in connection with our use of banking payment gateway facilities and the cost of air tickets incurred to MMT USA, (iii) increases for disallowance of excess depreciation expense on computer peripherals and software licenses, (iv) for the disallowance of technology-related development depreciation expenses incurred during the year, and (v) on account of amounts received from business associates, which were treated as deferred revenue. On May 30, 2013, we filed our objections with CIT(A). Consequently, our appeal against the assessment order in connection with the intra-group international transactions transfer pricing matter, nonpayment of sufficient withholding tax on cost of air tickets incurred to MMT USA, disallowance of technology-related development depreciation expenses and on amounts received from business associates which were treated as deferred revenue, was decided in our favor in June 2014. We also received partial relief from the increases for disallowance of excess depreciation expense on computer peripherals & software licenses and non-deduction of withholding tax in connection with payment gateway charges. We filed an appeal before ITAT in August 2014 for balance relief. The ITAT passed a favorable order dated September 26, 2017 quashing a major demand pertaining to issue of non-deduction of taxes on Payment Gateway Charges. In May 2018, the tax authorities filed an appeal in the High Court against the order of the ITAT on the issue of non-deduction of withholding tax on payment gateway charges. In March 2019, the High Court passed a favorable order setting aside the appeal filed by tax authorities. The tax authorities have also filed an appeal before the ITAT against the order passed by CIT(A) on the matters decided in our favour. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The appeal is pending before the ITAT and the next date of hearing has been scheduled for July 21, 2022.

(ii) On November 28, 2013, we also received an order imposing penalty for allegedly attempting to conceal the above matters and a notice of demand amounting to approximately Rs.330 million (approximately $4.4 million), but this demand was temporarily set aside by the tax authorities after adjustment of refunds for other assessment years. In December 2013, we filed our objections to the penalty order with CIT(A). In September 2014, our appeal against the order imposing penalty was partially decided in our favor. Further, we filed appeal in December 2014 with ITAT for the balance relief and ITAT has passed an order quashing the entire penalty demand. We have not yet received any intimation with respect to whether any appeal has been filed by the tax authorities before higher appellate authorities against the order of the ITAT. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Assessment Year 2010-11

In March 2014, MMT India received an assessment order from tax authorities for the assessment year 2010-11, and a demand for additional tax payments of approximately Rs. 736 million (approximately $9.7 million), advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase on account of the disallowance of technology-related development depreciation expenses incurred during the year, (ii) an increase due to the non-payment of sufficient withholding tax in connection with our use of banking payment gateway facilities, (iii) an increase for disallowance of excess depreciation expense on computer peripherals and software licenses, (iv) an increase due to the non-payment of sufficient withholding tax on reimbursement of expenses to MMT USA, (v) an increase for advertising and publicity expenses being capital in nature, and (vi) an increase due to change in the method of accounting for recognizing loyalty cum signing bonus. In April 2014, we filed our objections with CIT(A) along with stay of demand. Our appeal against the assessment order was decided in our favor in July 2017. We understand that the tax authorities have appealed the order of the CIT(A) before ITAT. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The next hearing date has been not yet scheduled.

Assessment Year 2011-12

(i) In March 2015, MMT India received an assessment order from the tax authorities for the assessment year 2011-12, and a demand for additional tax payments of approximately Rs. 953 million (approximately $12.6 million), advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase for disallowance of excess depreciation expense on computer peripherals and software licenses (ii) an increase due to the non-payment of sufficient withholding tax on reimbursement of expenses to MMT USA, and (iii) an increase for advertising and publicity expenses being capital in nature. In April 2015, we filed our objections with CIT(A) along with stay of demand. In June 2015, we obtained an interim stay until December 31, 2015. We obtained a final order of stay of tax demand in March 2016 and demand was temporarily set aside after adjustment of refunds for assessment years 2009-10 and 2010-11. Our appeal against the assessment order in connection with non-payment of sufficient withholding tax on cost of air tickets incurred to MMT USA and disallowance of technology-related development depreciation expenses was decided in our favor. We have also received partial relief in respect of addition of advertisement and publicity expenses. In February 2017, we filed an appeal with ITAT. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The date of the next hearing has not yet been scheduled.

(ii) In March 2017, MMT India received a revision order from the tax authorities for assessment year 2011-12 in which the order passed by assessing officer was set aside for fresh examination of the issue of deduction of reimbursement of ESOP cost on exercise of shares by employees. In May 2018, we filed an appeal with the ITAT, the hearing of which is not yet scheduled. We do not consider these claims as a contingent liability as we believe that it is more likely than not of getting relief from the relevant authorities.

(iii) In December 2017, MMT India received an assessment order from tax authorities for the assessment year 2011-12 confirming the demand for additional tax payments of approximately Rs. 102 million (approximately $1.3 million), advising us of an upward revision of our declared income in India for that assessment year as a result of an increase in expenses on account of ESOPs exercised during the year, being capital in nature. In January 2018, we filed our objections with CIT(A) along with stay of demand. The appeal against the assessment order in connection with ESOP disallowances was decided in favor of MMT India on June 24, 2019. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Assessment Year 2012-13

In March 2016, MMT India received an assessment order from tax authorities for assessment year 2012-13, and a demand for additional tax payments of approximately Rs. 905 million, (approximately $12.0 million), advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase due to insufficient payments on withholding taxes on reimbursement of expenses to MMT USA, (ii) an increase for advertising and publicity expenses, being capital in nature and (iii) an increase for expenses on account of ESOPs exercised during the year being capital in nature. In April 2016, we filed our objections with CIT(A) and requested for a stay of demand. The stay of demand was granted to MMT India. The appeal against the assessment order in connection with these disallowances was decided in favor of MMT India on December 19,

2017. The tax authorities have appealed the order of CIT(A) before ITAT. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The next hearing has been scheduled on September 13, 2022.

Assessment Year 2013-14

(i)In December 2016, MMT India received an assessment order from the tax authorities for assessment year 2013-14, and a demand for additional tax payments of approximately Rs. 912 million, (approximately $12.1 million), advising MMT India of an upward revision of its declared income in India for that assessment year as a result of (i) an increase due to insufficient payments on withholding taxes on reimbursement of expenses to MMT USA, (ii) an increase for advertising and publicity expenses being capital in nature and (iii) an increase for expenses on account of ESOPs exercised during the year being capital in nature. In January 2017, MMT India filed its objections with CIT(A) and request for a stay of demand. The stay of demand was granted to MMT India. The appeal against the assessment order in connection with these disallowances was decided in favor of MMT India on December 19, 2017. We understand that tax authorities have appealed the order of CIT(A) before ITAT. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The next hearing date has been scheduled on September 13, 2022.

(ii)In November 2021, MMT India received an assessment order from tax authorities for the assessment year 2013-14 confirming the demand of Rs. 8.54 million (approximately $0.1 million) (including interest) as a result of non-deduction/ short-deduction of TDS on advertisement charges, common area maintenance charges and annual maintenance charges. In December 2021, we have filed an appeal before CIT(A) against such order. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

(iii)In March 2022, MMT India received an assessment order from the tax authorities and raised a demand for additional tax payments of approximately Rs. 1,796 million, (approximately $23.8 million), advising MMT India of an upward revision of its declared income in India due to non-deposit of service tax collected from customers, with the Indian Government. In April 2022, MMT India filed objections with CIT(A) and request for stay of demand. Further, MMT India also filed application for getting the defects rectified in the assessment order passed by Tax authorities. In June 2022, the tax authorities have passed the rectification order and have deleted the aforesaid tax demand. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Assessment Year 2014-15

(i)In December 2017, MMT India received an assessment order from tax authorities for assessment year 2014-15, and a demand for tax payments of approximately Rs. 345 million (approximately $4.6 million), advising MMT India of an upward revision of its declared income in India for that assessment year as a result of (i) insufficient payments on withholding taxes on reimbursement of expenses to MMT USA, (ii) advertising and publicity expenses being capital in nature and (iii) an increase in expenses on account of employee share options exercised during the year being, capital in nature. In January 2018, MMT India filed its objections with the CIT(A) and requested for stay of demand. The stay of demand was granted to MMT India. The appeal against the assessment order in connection with these disallowances was decided in favor of MMT India on January 31, 2019. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The next date of hearing before ITAT is September 13, 2022.

(ii)In March 2021, MMT India received an assessment order from tax authorities for the assessment year 2014-15 confirming the demand of Rs. 26 million (approximately $0.3 million) (including interest) as a result of non-deduction/ short-deduction of TDS on advertisement charges, common area maintenance charges and annual maintenance charges. In April 2021, we have filed an appeal before CIT(A) against such order. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

(iii)In March 2022, MMT India received an assessment order from tax authorities and raised a demand for additional tax payments of approximately Rs. 664.31 million (approximately $8.8 million), advising MMT India of an upward revision of its declared income in India due to non-deposit of service tax collected from customers, with the Indian Government. In April 2022, MMT India filed objections with CIT(A) and request for stay of demand. Further, MMT India also filed application for getting the defects rectified in the assessment order passed by Tax authorities. In June 2022, the tax authorities have passed the rectification order and have deleted the aforesaid tax demand. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

(iv)In December 2016, Pilani Softlabs Private Limited, or Pilani, (now merged with Ibibo India) received an assessment order from tax authorities for the assessment year 2014-15 advising upward revision as a result of an increase on account of the proposed disallowance of compensation paid to directors for the termination of ESOP. However, Pilani did not receive a demand for any additional tax payments due to the availability of sufficient carry forward losses. On February 7, 2017, Pilani filed its objections to the assessment order with the Commissioner of Income Tax (Appeals). The Commissioner of Income Tax (Appeals) passed an order dated June 28, 2019 by confirming the addition on account of expenses relating to compensation paid to directors for the termination of ESOP. In September 2019, we filed an appeal with the Income Appellate Tax Tribunal, the hearing of which is not scheduled yet. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Assessment Year 2015-16

(i)In December 2018, MMT India received an assessment order from the tax authorities for assessment year 2015-16, and a demand for additional tax payments of approximately Rs. 1,214 million (approximately $16.1 million), advising MMT India of an upward revision of its declared income in India for that assessment year as a result of, (i) insufficient payments on withholding taxes on reimbursement of expenses to MMT USA, (ii) advertising and publicity expenses being, capital in nature, and (iii) an increase in expenses on account of ESOPs exercised during the year being, capital in nature. In January 2019, MMT India filed its objections with CIT(A) and requested for stay of demand. The stay of demand was granted to MMT India. The appeal against the assessment order in connection with these disallowances was decided in favor of MMT India on June 24, 2019. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

(ii) In December 2018, Ibibo India received an assessment order from tax authorities for the assessment year 2015-16 advising upward revision as a result of disallowance of depreciation on goodwill arising on account of its merger with redBus. However, tax authorities did not raise additional tax demand due to availability of sufficient carry forward losses. On January 23, 2019, Ibibo India filed its objections to the assessment order before CIT(A). In January 2021, we have filed detailed submissions and CIT(A) is yet to pass the final order. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Assessment Year 2016-17

(i)In December 2019, MMT India received an assessment order from tax authorities for assessment year 2016-17, advising MMT India of an upward revision of its declared income in India for that assessment year as a result of, (i) insufficient payments on withholding taxes on reimbursement of expenses to MMT USA and MakeMyTrip FZ LLC (UAE), (ii) advertising and publicity expenses being, capital in nature, and (iii) an increase in expenses on account of ESOPs exercised during the year being, capital in nature. In January 2020, MMT India filed its objections with the CIT(A). We do not consider these claims as a contingent liability as we believe that it is more likely than not of getting relief from the relevant authorities. The date of hearing before CIT(A) has not been scheduled yet.

(ii) In December 2019, Ibibo India received an assessment order from tax authorities for the assessment year 2016-17 advising upward revision as a result of disallowance of depreciation on goodwill arising on merger with redBus. However, tax authorities did not raise additional tax demand due to availability of sufficient carry forward losses. In January 2020, Ibibo India filed its objections to the assessment order with CIT(A). In January 2021, we have filed detailed submissions and CIT(A) is yet to pass the final order. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Assessment Year 2017-18

(i) In December 2019, MMT India received an assessment order from tax authorities for assessment year 2017-18, advising MMT India of an upward revision of its declared income in India for that assessment year as a result of, (i) advertising and publicity expenses being capital in nature, and (ii) an increase in expenses on account of ESOPs exercised during the year being capital in nature. In January 2020, MMT India filed its objections with the CIT(A). We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The date of hearing before the CIT(A) has not been scheduled yet.

(ii) In December 2019, Ibibo India received an assessment order from tax authorities for the assessment year 2017-18, and a demand for additional tax payments of approximately Rs. 3 million (approximately $0.04 million), advising upward revision as a result of (i) disallowance of depreciation on goodwill on account of merger with redBus, and (ii) addition on account of cash deposited during demonetization period. On January 27, 2020, Ibibo India filed its objections to the assessment order with the CIT(A). In January 2021, we have filed detailed submissions and CIT(A) is yet to pass the final order. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Assessment Year 2018-19

(i)In May 2021, MMT India received an assessment order from tax authorities for assessment year 2018-19, advising MMT India of an upward revision of its declared income in India for that assessment year as a result of, (i) advertising and publicity expenses being, capital in nature, (ii) an increase in expenses on account of ESOPs exercised during the year being, capital in nature, (iii) an increase in expenses on account of interest on GST, and (iv) liabilities no longer required written back etc. On May 26, 2021, MMT India filed its objections to the assessment order with CIT(A). We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

(ii) In September 2021, Ibibo India received an assessment order from tax authorities for the assessment year 2018-19, advising upward revision of its declared income as a result of (i) disallowance of depreciation on goodwill arising on account of merger with redBus; and (ii) certain disallowance under section 43B etc. However, the tax authorities did not raise any additional demand due to availability of sufficient carry forward losses. On October 26, 2021, Ibibo India filed its objections to the assessment order with CIT(A). We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Service Tax and Goods & Service Tax Matters

Demand Order — Fiscal Years 2006 to 2012

In March 2009, Directorate General of Central Excise Intelligence, or DGCEI, initiated a general industry wide inquiry on compliance with service tax rules and regulations by various travel agencies in India. In October 2011, pursuant to an investigation conducted by the DGCEI , MMT India received a notice from the Service Tax authorities for fiscal years 2006 to 2010, demanding payment of service tax in respect of certain matters, some of which relate to the travel industry in India and involve a complex interpretation of Indian law. We have received similar notices for fiscal years 2011 and 2012, in October 2011 and October 2012, respectively. In March 2011, we filed replies with the Commissioner for fiscal years 2006 to 2010, and, similarly, filed objections in January 2012 for fiscal year 2011, and in February 2013, for fiscal year 2012, respectively. In August 2013, the Commissioner of Service Tax, or Commissioner, rejected our objections and confirmed the demand on all the above matters with negligible relief. In November 2013, we filed an appeal with the Customs, Excise and Service Tax Appellate Tribunal, or CESTAT. The aggregate value of the claims is approximately Rs. 1,700 million (approximately $22.5 million) and additional interest and penalties, if finally determined to be payable. We have deposited approximately Rs. 22 million (approximately $0.3 million) toward service tax with the relevant authorities. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The date of hearing has not been scheduled by CESTAT.

Demand Order — Fiscal Years 2008 to 2011

(i)In September 2012, MMT India received a notice from the Service Tax Authorities for fiscal years 2008 to 2011, demanding payment of service tax in respect of certain matters, some of which relate to the travel industry in India and involve a complex interpretation of Indian law. In February 2013, we filed a reply with the Commissioner.

(ii) In March 2014, we received an order wherein the demand of aggregate value of approximately Rs.15.3 million (approximately $0.2 million) was confirmed by the Commissioner. . We filed an appeal with CESTAT in June 2014. We are not required to deposit any service tax with the relevant authorities in response to this demand. We do not recognize this claim as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The date of hearing has not been scheduled by CESTAT.

Demand Order — Fiscal Year 2012

(i)In November 2012, MMT India received a notice from the Service Tax Authorities for fiscal year 2012, demanding payment of service tax in respect of certain matters, which relate to the travel industry in India but are not covered in the show cause notices mentioned in the above paragraphs relating to service tax, and involve a complex interpretation of Indian law. In February 2013, we filed a reply with the Commissioner.

(ii) In March 2014, we received an order wherein the demand of approximately Rs.16.1 million (approximately $0.2 million)was confirmed by the Commissioner. We filed an appeal with CESTAT in June 2014. We are not required to deposit any service tax with the relevant authorities in response to this demand. We do not recognize this claim as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The date of hearing has not been scheduled by CESTAT.

Demand Order — Fiscal Year 2013

In May 2014, MMT India received two notices from the Service Tax Authorities for fiscal year 2013, demanding payment of service tax in respect of certain matters, which relates to the travel industry in India and involves a complex interpretation of Indian law. The aggregate value of claim is approximately Rs. 1,075 million (approximately $14.2 million). We filed replies with the Commissioner in July 2014 and January 2015. In June 2015, we received orders wherein the demand of approximately Rs. 135 million (approximately $1.8 million) was confirmed by the Commissioner. We filed an appeal with CESTAT in September 2015 after making a pre-deposit of approximately Rs. 10 million (approximately $0.1 million) with the relevant authorities. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The date of hearing has not been scheduled by CESTAT.

Demand Order — Fiscal Year 2014 to 2016

In September 2015, MMT India received a notice from the Service Tax Authorities for fiscal year 2014, demanding payment of service tax in respect of certain matters, some of which relate to the travel industry in India and involve a complex interpretation of Indian law. We received similar notices for fiscal year 2015 and 2016 in month of April 2016 and April 2018, respectively. The aggregate value of claims is approximately Rs. 142 million (approximately $1.9 million). We filed replies with the Commissioner for fiscal years 2014, 2015 and 2016 in month of December 2015, June 2016 and December 2018, respectively. In February 2019, we received demand order wherein the demand of approximately Rs. 118 million (approximately $1.6 million) was confirmed by the Commissioner. We filed an appeal with CESTAT in May 2019 after making a pre-deposit of approximately Rs. 8.85 million (approximately $0.1 million) with the relevant authorities. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The date of hearing has not been scheduled by CESTAT.

Demand cum Show Cause Notice — Fiscal Year 2014 to September 2015

In September 2016, MMT India received a notice from the Service Tax Authorities for the period April 2013 to September 2015 demanding payment of service tax in respect of certain matters, which relate to the travel industry in India and involve complex interpretation of Indian law. In November 2016, MMT India filed a reply with the Commissioner. The aggregate value of the claims is approximately Rs. 236 million (approximately $3.1 million). We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The matter is yet to be heard by the Commissioner.

Demand cum Show Cause Notice — November 2013 to June 2017

(i) In October 2016, Ibibo India received a notice from DGCEI for the period November 2013 to March 2016 demanding payment of service tax in respect of certain matters, which relate to the travel industry in India and involve complex interpretation of Indian law. In February 2017, Ibibo India filed preliminary replies with DGCEI and final reply in, July 2019. The aggregate value of the claims is approximately Rs. 2,444 million (approximately $32.3 million). In June 2019, we received a notice DGCEI for the period from April 2016 to June 2017 demanding payment of service tax in respect of certain matters, which relates to the travel industry in India and involve complex interpretation of Indian law. In July 2020, Ibibo India filed a reply with the Commissioner. The aggregate value of the claims is approximately Rs.7,157 million (approximately $94.7 million).

In September 2021, we received a consolidated order from Commissioner wherein combined demand of approximately Rs. 5,105 million (approximately $67.5 million) for the period November 2013 to June 2017 was confirmed. We filed an appeal with CESTAT in January 2022 after making a pre-deposit of approximately Rs. 100 million (approximately $1.3 million) against order.

We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The date of hearing has not been scheduled by CESTAT.

Demand cum Show Cause Notice — Fiscal Year 2012 to June 2017

(i)In October 2016, MMT India received a notice from DGCEI for the period May 2011 to September 2015, demanding payment of service tax in respect of certain matters, which relates to the travel industry in India and involve complex interpretation of Indian law. In February 2017, MMT India filed preliminary replies with the DGCEI and final replies in September 2020. The aggregate value of the claims is approximately Rs. 2,286 million (approximately $30.2 million).

In October 2018, we received a notice from the DGCEI for the period October 2015 to March 2016 demanding payment of service tax in respect of certain matters, which relates to the travel industry in India and involve complex interpretation of Indian law. In September 2020, MMT India filed replies with the Commissioner. The aggregate value of the claims is approximately Rs. 1,480 million (approximately $19.6 million).

In April 2019,we received a notice from the DGCEI for the period April 2016 to June 2017 demanding payment of service tax in respect of certain matters, which relates to the travel industry in India and involve complex interpretation of Indian law. In September 2020, MMT India filed replies with the Commissioner. The aggregate value of the claims is approximately Rs. 6,362 million (approximately $84.2 million).

In November 2021, we received a consolidated demand order from the Commissioner pursuant to which the demand of approximately Rs. 7,981 million (approximately $105.6 million) was confirmed. We filed an appeal with CESTAT in May 2019 after making a pre-deposit of approximately Rs. 100 million (approximately $1.3 million) against order with the relevant authorities.

We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The date of hearing has not been scheduled by CESTAT.

Demand Order — Fiscal Year 2010 to 2013

In September 2017, Ibibo India received a demand order from the Commissioner for the period April 2010 to March 2013, demanding payment of service tax in respect of certain matters, which relates to the travel industry in India and involve complex interpretation of Indian law. In February 2018, Ibibo India filed objections with the Commissioner (Appeals). The aggregate value of the claims is approximately Rs. 3.1 million (approximately $0.04 million). We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The date of hearing has not been scheduled by the Commissioner (Appeals).

Show Cause and Demand Notice — October 2015 to June 2017

In September 2018, MMT India received a notice from the Service Tax Authorities for the period October 2015 to June 2017, demanding payment of service tax in respect of certain matters, which relate to the travel industry in India and involve complex interpretation of Indian law. In November 2018, MMT India filed replies with the Commissioner . The aggregate value of the claims is approximately Rs. 296 million (approximately $3.9 million). We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The matter has yet to be heard by the Commissioner.

Demand Order — Fiscal Year 2013 to December 2014

In December 2018, Ibibo India received a demand order from the Service Tax Authorities for the period April 2013 to December 2014, demanding payment of service tax in respect of certain matters, which relate to the travel industry in India and involve complex interpretation of Indian law. In February 2019, we filed objections with the Commissioner(Appeals) Commissioner (Appeals) rejected our objections and confirmed the demand on the matters with negligible relief. In March 2020, we received the demand order of aggregate value of approximately Rs. 1.5 million (approximately $0.02 million). Ibibo India filed an appeal with CESTAT in June 2020. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The date of hearing has not been scheduled by CESTAT.

Demand cum Show Cause Notice — Fiscal year 2014 to June 2017

In June 2020, Ibibo India received a notice from the Service Tax Authorities for the period April 2014 to June 2017, demanding payment of service tax in respect of certain matters, which relates to the travel industry in India and involve complex interpretation of Indian law. The aggregate value of the claims is approximately Rs. 238.0 million (approximately $3.1 million). Ibibo India has filed a reply with the Commissioner in July 2021. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The matter has yet to be heard by the Commissioner.

Demand cum Show Cause Notice – (October 2013 to June 2017)

In April 2019, MMT India received a notice from the Service Tax Authorities for the period October 2013 to June 2017, demanding payment of Service Tax in respect of certain matters, which relates to the travel industry in India and involve complex interpretation of Indian law. The aggregate value of the claims is approximately Rs. 76 million (approximately $1.0 million). We filed a reply in December 2019. In April 2021, we received demand order of approximately Rs. 64 million ($0.8 million) from  Commissioner. We filed an appeal with CESTAT in July 2021 after making a pre-deposit of approximately Rs. 4.8 million (approximately $0.1 million) with the relevant authorities. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The date of hearing has not been scheduled by CESTAT.

Demand cum Show Cause Notice – (July 2017 to March 2019)

In November 2020, MMT India received a notice from the Goods and Services Tax Authorities, or GST Tax Authorities, (Anti-Evasion Rajasthan) for the period from July 2017 to March 2019, demanding payment of Goods and Service Tax, or GST, in respect of certain matters, which relates to the travel industry in India and involve complex interpretation of Indian law. The aggregate value of the claims is approximately Rs. 316 million (approximately $4.2 million).We filed a reply to notice in April 2021. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The matter yet to be heard by Commissioner (Anti-Evasion Rajasthan).

Demand cum Show Cause Notice- (July 2017 to March 2020)

In February 2020, MMT India received a notice from the GST Tax Authorities (Madhya Pradesh) for the period from July 2017 to March 2020, demanding payment of GST in respect of certain matters. The aggregate value of the claims is approximately Rs.1.12 million (approximately $0.01 million). In August 2021, we received a demand order from the Commissioner wherein the demand of approximately Rs. 1.12 million (approximately $0.01 million) was confirmed. We filed an appeal with the Commissioner (Appeals) in November 2021 after making a pre-deposit of approximately Rs. 0.11 million (approximately $0.001 million) with the relevant authorities. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The date of hearing has yet to be scheduled by the Commissioner (Appeals).

Demand cum Show Cause Notice Fiscal year 2019

(i) In December 2021, Ibibo India received a notice from the GST Tax Authorities for the period April 2018 to March 2019, demanding payment of GST in respect of certain matters. The aggregate value of claims is approximately Rs. 0.57 million (approximately $0.01 million). In December 2021, we filed replies with the Commissioner.

In February 2022, we received an Order from Commissioner wherein demand of Rs.0.57 million (approximately $0.01 million) was confirmed. We filed an appeal with the Commissioner (Appeals) in April 2022 after making a pre-deposit of Rs 0.06 million (approximately $0.001 million). We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The date of hearing has yet to be scheduled by the Commissioner (Appeals).

Other Proceedings

Dispute with Ezeego1

In August 2010, we were informed that one of our competitors, Ezeego1, has filed a criminal complaint in India against us likely alleging the misuse of domain names similar to the name of such competitor’s website.

In December 2014, MMT India and its officers received summons from the Court of Additional Chief Metropolitan Magistrate in Mumbai to answer to the above complaint. The revision petition filed against the summoning order was dismissed against us. We then filed appeals before the Bombay High Court. The appeals were dismissed on August 16, 2019. The court has issued fresh summons to Ezeegol in March 2021 and the next hearing for the matter is scheduled for September 19, 2022.

Dispute on use of GoCash

Ibibo India received an ex parte injunction order from passed by the Vacation Bench of the District Court at Ernakulum in favor of UAE Exchange Centre LLC & Anr. or the Petitioner restraining Ibibo India from using the term “GoCash” on the basis that the term was infringing and/or passing off the trademark “GoCash” of the Petitioner. Subsequently, Ibibo India filed its counter affidavit before the District Court at Ernakulum along with an application to vacate such ex-parte injunction. During the hearing on May 24, 2017, the Petitioner gave an undertaking to the court, not to file contempt proceedings for non-compliance of the injunction order till the final determination of the suit by the courts. The matter was referred to mediation for settlement between the parties. The date for the mediation hearing is pending. Meanwhile, Ibibo India has moved an application to amend the suit in light of the fact that the ‘GoCash’ trademark has been registered in its name.

Dispute with former shareholders of Hotel Travel Group

MakeMyTrip Limited was involved in a dispute with Blair James Speers and Graham Paul Johnson from whom MakeMyTrip Limited acquired the Hotel Travel Group in 2012. The dispute had arisen in connection with certain earn out provisions in a share purchase agreement entered into between the Hotel Travel Group, its former shareholders mentioned above, and MakeMyTrip Limited.

MakeMyTrip Limited entered into mediation discussions with Mr. Speers and Mr. Johnson and both parties arrived at a mutually acceptable proposal and executed a settlement agreement dated February 15, 2022. The parties have, without admission of liability, agreed to a full and final settlement of all outstanding disputes. In accordance with the terms of such agreement, MakeMyTrip and Hotel Travel Limited shall be jointly and severally liable to pay to Mr. Speers and Mr. Johnson a sum of $35.5 million payable in the following manner: $22.5 million by March 1, 2022; $2.2 million by June 1, 2022 and the remainder in five equal quarterly instalments of $2.16 million with the last instalment payable by September 1, 2023. Following this, all outstanding litigations pending between the parties in Singapore, Malaysia and New York have been withdrawn as on February 18, 2022.

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

In response to the writ petition, the High Court of Delhi has issued an interim order that no adverse action against redBus shall be taken by the Delhi government. Final arguments in the matter were scheduled for March 20, 2020. However, the court did not convene the hearing as a result of lockdowns imposed due to the COVID-19 pandemic. The next hearing date has not been scheduled.

Investigation under the Competition Act, 2002 against MMT India and Ibibo India

In April 2019, The Federation of Hotel & Restaurant Associations of India or FHRAI filed an information against MMT India, Ibibo India and OYO, under Sections 3 and 4 read with Sections 19 of the Competition Act 2002 before the Competition Commission of India, or CCI. In October 2019, following a preliminary hearing, the CCI passed a prima facie order directing its investigative arm, the Director General, or DG, to conduct an investigation into the conduct of MMT India, Ibibo India and OYO in relation to Sections 3 and 4 read with

Sections 19 of the Competition Act 2002. Thereafter, Casa2Stays Private Limited, or FabHotel and Rubtub Solutions Private Limited, or Treebo filed separate impleadment applications alleging abuse of dominant position by MMT India and Ibibo India and anti-competitive practices between MMT India, Ibibo India and OYO. CCI allowed the applications and passed a prima facie order directing an investigation into the matter, together with the FHRAI matter.

In March 2021, CCI allowed FabHotel’s and Treebo’s interim relief applications and directed MMT India and Ibibo India to re-list their properties until a final order is passed. In August 2021, CCI passed a consent order directing MMT India and Ibibo India to re-list FabHotel’s and Treebo’s properties. MMT India and Ibibo India have complied with such order.

In November 2021, DG submitted its investigation report to the CCI. MMT India and Ibibo India are preparing their objections to the investigation report. In May 2022, CCI allowed MMT India’s and Ibibo India’s application to cross examine witnesses mentioned in DG’s investigation report and such proceedings are currently underway.

Petition filed against Booking.com and Google LLC & Google India

In April 2022, MMT India filed a petition before the High Court of Delhi and initiated trademark infringement action against Booking.com’s use of Makemytrip’ ‘Make My Trip’ keywords on Google’s Adwords platform. MMT India sought interim protection against the defendants’ use of their brand keywords. The High Court of Delhi heard the interim injunction applications and granted an ad-interim injunction restraining Booking.com, Google India and Google LLC from using ‘Makemytrip’ and ‘Make My Trip’ brand keywords on Google Adwords Program until July 27, 2022. The case is listed on July 27, 2022 for further proceedings.

In May 2022, Google challenged the ad-interim injunction order before the Division Bench, High Court of Delhi. The court has issued notice in the appeal, however did not interfere with the order of Single Bench.

B. Significant Changes

On April 5, 2022, we acquired a majority interest in Book My Forex for an aggregate consideration of $7.7 million. Book My Forex offers currency exchange, multi-currency prepaid forex cards, and cross border remittances, as well as other ancillary products, to Indians travelling abroad.

Except as disclosed above and in “Risk Factors – Risks Relating to Us and Our Industry – The COVID-19 pandemic has had, and is expected to have, a material adverse effect on the travel industry and our business, financial condition, results of operations and cash flows” with regard to the impact of the COVID-19 pandemic on our business and the travel industry, no significant change has occurred since the date of the annual financial statements included in this Annual Report.

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

B. Memorandum and Articles of Association

Our holding company (Company No. 24478/5832) is a public company incorporated under the laws of Mauritius with limited liability and we hold a Global Business License issued by the Financial Services Commission in Mauritius. Our affairs are governed by our Constitution, the Terms of Issue, the Mauritius Companies Act, the Securities Act 2005 of Mauritius, or the Mauritius Securities Act, and other applicable laws of Mauritius and any rules or regulations made thereunder. The Terms of Issue are deemed to form part of our Constitution.

Our holding company’s Constitution states that the objects of our holding company are to carry out any business or activity permitted under our holding company’s Global Business License, and to the extent permitted by law, our holding company may effect any business transaction and take any steps which it considers expedient to further the objects of our holding company.

We currently have two classes of shares outstanding, being ordinary shares and Class B Shares. Generally, Class B Shares have the same rights and preferences as the ordinary shares except as specifically set forth in the Terms of Issue. As of March 31, 2022, our stated capital was $2,026,000,941.17 comprising 65,606,041 ordinary shares and 39,667,911 Class B Shares with a par value of $0.0005 each.

The following are summaries of certain provisions of our Constitution, the Terms of Issue, and the Mauritius Companies Act insofar as they relate to the material terms of our ordinary shares and Class B Shares. The term “shareholders” as used in these summaries in relation to our holding company refers to persons whose names are entered into the share register of our holding company as the current holder of one or more shares of our holding company. These summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of our Constitution, the Terms of Issue, and the Mauritius Companies Act.

Ordinary Shares

General

All of our ordinary shares are fully paid. Our shareholders who are non-residents of Mauritius may freely hold and vote on their ordinary shares.

Dividends

Under the Mauritius Companies Act and our Constitution, we may only pay dividends out of retained earnings, after having made good any accumulated losses at the beginning of the accounting period, and no distribution (which term includes dividend) may be made unless our board of directors is satisfied that, upon the distribution being made (1) our holding company is able to pay its debts as they become due in the normal course of business and (2) the value of our holding company’s assets is greater than the sum of (a) the value of its liabilities and (b) our holding company’s stated capital. Subject to the Mauritius Companies Act and our Constitution, the declaration and payment of any dividend has to be authorized by our board of directors, subject to the approval of our shareholders.

Our board of directors may from time to time pay to our shareholders such interim dividends as appear to the directors to be justified by our profits, and in particular (but without prejudice to the generality of the foregoing) if at any time the share capital of our holding company is divided into different classes, our board of directors may also pay any fixed dividend which is payable on any shares of our holding company half-yearly or on any other dates, whenever our profits, in the opinion of our board of directors, justifies such payment.

Our board of directors may retain any dividends or other monies payable on or in respect of a share upon which our holding company has a lien, and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists.

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

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share (not being a fully paid up share) to a person of whom it does not approve, or any transfer of any share issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists, or any transfer of shares upon which our holding company has a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•

a fee of such maximum sum as the Designated Stock Exchange may determine to be payable or such lesser sum as our board of directors may from time to time require is paid to our holding company in respect thereof;

•

the instrument of transfer is lodged at the registered office of our holding company for the time being or at such other place (if any) as our board of directors may appoint, accompanied by the relevant share certificate(s) and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his behalf, the authority of the person so to do); and

•	the instrument of transfer is in respect of only one class of shares.

If our board of directors refuses to register a transfer of any ordinary shares, they shall within 28 days after the date on which the transfer was lodged with our holding company send to the transferor and the transferee notice of the refusal as required by the Mauritius Companies Act and the reasons for the refusal will be given in the notice.

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

Redemption of Shares

Subject to the provisions of the Mauritius Companies Act and other applicable law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner, including out of capital, as may be determined by our board of directors or by ordinary resolution of the shareholders of our holding company.

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

Inspection of Books and Records

Under the Mauritius Companies Act, we are required to keep available our certificate of incorporation, our Constitution, our share register, the full names and residential addresses of our directors, the registered office and address for service of our holding company, copies of the instruments creating or evidencing charges which are required to be registered under section 127 of the Mauritius Companies Act, minutes of all meetings and resolutions of shareholders, copies of written communications to all shareholders or to all holders of a class of shares during the preceding seven years (including financial statements, and group financial statements), certificates given by directors under the Mauritius Companies Act and the interests register (if any) of our holding company for inspection by any shareholder of our holding company or by a person authorized in writing by a shareholder for the purpose, between the hours of 9.00 a.m. and 5.00 p.m. on each working day during the inspection period at the place at which our records are kept in Mauritius. A shareholder who wishes to inspect such records must serve written notice on us of his or her or their intention to inspect the records.

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

Purchase by Our Company of its Own Shares

Our holding company may, subject to and in accordance with the Mauritius Companies Act, purchase or otherwise acquire its own shares, on such terms and in such manner as our board of directors may from time to time think fit. Any share that is so purchased or acquired by our holding company shall, unless held as treasury shares in accordance with the Mauritius Companies Act, be deemed to be cancelled immediately on purchase or acquisition. On such cancellation of a share, the rights and privileges attached to that share shall expire, and the number of issued shares of our holding company shall be diminished by the number of such shares so cancelled, and where any such cancelled shares was purchased or acquired out of the capital of our holding company, the amount of the share capital of our holding company shall be reduced accordingly. In any other instance, our holding company may hold or deal with any such share which is so purchased or acquired by it in such manner as may be permitted by or in accordance with the Mauritius Companies Act.

Directors’ Borrowing Powers

Our holding company’s Constitution provides that our board of directors may exercise all the powers of our holding company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of our holding company and, subject to the Mauritius Companies Act, to issue debentures, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our holding company or of any third party.

Interested Directors

The Mauritius Companies Act and our Constitution provide that a director of our holding company shall, forthwith after becoming aware of the fact that he is interested in a transaction or a proposed transaction with our holding company, cause to be entered in the interests register of our holding company and disclose to our board of directors the nature and monetary value of that interest, or where the monetary value of the director’s interest cannot be quantified, the nature and extent of that interest. A general notice entered in the interests register or disclosed to our board of directors to the effect that a director is a shareholder, director, officer or trustee of another named company or other person and is to be regarded as interested in any transaction which may, after the date of the entry or disclosure, be entered into with that company or person, is a sufficient disclosure of interest in relation to that transaction. To the extent that our holding company is a reporting issuer (as defined in section 86 of the Mauritius Securities Act) the relevant disclosure requirements under the Mauritius Securities Act may also be applicable. We have obtained an exemption from the Mauritius Financial Services Commission from the disclosure requirements applicable to reporting issuers under the Mauritius Securities Act.

Under our holding company’s Constitution, a director of our holding company may not vote in respect of any contract or arrangement or any proposed contract or arrangement in which he has any interest, directly or indirectly.

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

Notification of Shareholdings by Directors and Substantial Shareholders

Our holding company’s Constitution provides that (a) each of our directors shall, upon his appointment to our board of directors, give an undertaking to our holding company that, for so long as he remains a director of our holding company, he shall forthwith notify our company secretary of the particulars of our shares beneficially owned by him at the time of his appointment and of any change in such particulars (including the circumstances of any such change), and (b) each member of our holding company shall, upon becoming a substantial shareholder of our holding company, give an undertaking to our holding company that, for so long as he remains as a substantial shareholder of our holding company, he shall notify our company secretary of the particulars of our shares in which he has an interest at the time of his becoming a substantial shareholder or of any change in such particulars (including the circumstances of any such change) within 48 hours of such time or change (as the case may be), provided that he shall only be required to give notice of a change in the percentage level of his interests in the shares where there is a change of 1.0% or more in the percentage level of his shareholding interest in the relevant class of shares in our holding company. For this purpose, a “substantial shareholder” means a person who holds by himself or his nominee a share or an interest in a share in the capital of our holding company, which entitles him to exercise not less than 5.0% of the aggregate voting power exercisable at a meeting of our shareholders.

Disclosure Requirements of Reporting Issuers

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

Liquidation

In the event of a voluntary or involuntary liquidation, dissolution or winding up of our holding company, Class B Shares will be treated equally on a per share basis to all our other voting securities with respect to the distribution of our assets.

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

“Permitted Holders” refer to (i) Naspers or any of its affiliates, (ii) any person that directly or indirectly acquires all or a substantial portion of Naspers’ e-commerce business or any affiliate of such person, (iii) any person that directly or indirectly acquires all or a substantial portion of Naspers’ business-to-consumer business or any affiliate of such person or (iv) the transferee or its affiliates following a Forty Percent Transfer. A “Forty Percent Transfer” refers to a transfer or series of transfers of Class B Shares to a person other than a Permitted Holder by one or more Class B Members (or the transferee in a Forty Percent Transfer) involving (i) Class B Shares equal to or more than 40% of the total voting power of all our voting securities or (ii) all of the Class B Shares held by such transferring Class B Members or transferee, so long as such Class B Shares represent at least 30% of the total voting power of all our voting securities. On April 26, 2019, MIH Internet and MIH B2C Holdings B.V. entered into the Naspers-Trip.com Agreement in connection with the Naspers-Trip.com Transaction. On August 30, 2019, Trip.com completed the share exchange transaction with MIH Internet and increased its shareholding in our holding company to 49.0% of our total voting power based on our then-outstanding ordinary shares and Class B Shares voting as a single class. Trip.com’s acquisition of the Class B Shares held by MIH Internet and MIH B2C Holdings B.V. was a Forty Percent Transfer.

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

Under the Terms of Issue of our Class B Shares, we are required to provide a written notice to Trip.com promptly following the end of each month in which voting securities have been issued pursuant to the relevant employee benefit plan, specifying the number of voting securities issued pursuant to such employee benefit plan during such month and the applicable market price in connection with each issuance during such month. In connection with any issuance of ordinary shares issued pursuant to an employee benefit plan, we have agreed with Trip.com that if the purchase by Trip.com of new Class B Shares in accordance with the Terms of Issue of our Class B Shares would in the good faith judgment of Trip.com be inconsistent with any applicable law, Trip.com shall be automatically entitled to defer its right to purchase such Class B Shares at a later date on which the purchase by Trip.com of the new Class B Shares would in the good faith judgment of Trip.com not be inconsistent with any applicable law. As at March 31, 2022, Trip.com has deferred its pre-emptive rights to subscribe for and purchase 1,736,900 additional Class B Shares, representing 1.7% of the total number of our ordinary shares and Class B Shares, as a result of the issuance of ordinary shares pursuant to the exercise or settlement of equity awards under our Share Incentive Plan 2010 between August 19, 2020 to March 31, 2022.

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

•

entering into any contract or transaction, or series of related transactions, providing for or resulting in (i) any person, other than Class B Members or their affiliates, becoming the beneficial owner of more than 35% of our issued and outstanding voting securities or otherwise acquiring (directly or indirectly) effective control of our holding company or (ii) the sale, lease, transfer, conveyance or other disposition of all or substantially all of the assets of our company to any person other than Class B Members and their affiliates;

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

Under the Insolvency Act 2009 of Mauritius, our holding company may be dissolved, liquidated or wound up by special resolution of our shareholders.

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

Issuance of Preferred Shares

Our holding company’s Constitution allows for our holding company to issue preferred shares. Our Constitution provides that the directors of our holding company may offer, issue, grant options over or otherwise dispose of shares of our holding company to such persons, at such times and for such consideration and upon such terms and conditions as the board of directors of our holding company may in its absolute discretion determine (save that no shares shall be issued below the par value of the share) and that any share in our holding company may be issued with or have attached thereto such rights or restrictions whether in regard to dividend, voting, return of capital or otherwise as our holding company may determine or, if there has not been any such determination or so far as the same does not make specific provision, as the board of directors of our holding company may determine.

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

Anti-Takeover Provisions

Mauritius law does not prevent Mauritius companies from adopting a wide range of defensive measures, such as staggered boards, issue of preferred shares, adoption of poison pill shareholder rights plans and provisions that restrict the rights of shareholders to call meetings. Our Constitution includes the following provisions which may be regarded as defensive measures: (i) a staggered board of directors, (ii) the ability to issue preferred shares, (iii) granting directors the absolute discretion to decline to register a transfer of any shares (other than fully paid share), and (iv) requiring that amendments to the Constitution be approved by a special resolution of the shareholders of our holding company.

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

In connection with the issuance of convertible notes to Trip.com, we entered into an investor rights agreement, or the Original Trip.com Investor Rights Agreement, pursuant to which Trip.com was entitled to designate one director to our board of directors, which director was also entitled to be nominated or appointed to the compensation committee of our board of directors, subject to the approval of our board of directors (which approval shall not to be unreasonably withheld). Trip.com was entitled to this director nomination right so long as (i) the sum of the number of ordinary shares and the number of ordinary shares into which the then-outstanding convertible notes may be converted, in each case, beneficially owned by Trip.com (together with its subsidiaries) was at least 5,057,952 ordinary shares (subject to adjustment for any share split, share dividend, recapitalization, reclassification or similar transaction in respect of any such ordinary shares); and (ii) the director nomination right had not terminated as a result of any material breach by Trip.com of any provision of the Original Trip.com Investor Rights Agreement in accordance the terms thereof. On January 27, 2016, James Jianzhang Liang was appointed as a director of our holding company as a nominee of Trip.com.

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

On April 26, 2019, pursuant to the Naspers-Trip.com Agreement, Trip.com agreed to acquire all of our ordinary shares and Class B Shares held by MIH Internet. On August 30, 2019, Trip.com completed the share exchange transaction with MIH Internet and increased its shareholding in our holding company to 49.0% of our total voting power based on our then-outstanding ordinary shares and Class B Shares voting as a single class. In connection with the Naspers-Trip.com Transaction, we entered into an amended and restated investor rights agreement with Trip.com, or the Amended and Restated Trip.com Investor Rights Agreement, which became effective upon closing of the Naspers-Trip.com Transaction. The Amended and Restated Trip.com Investor Rights Agreement provides for the following:

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

•

The maximum number of Class B Shares that may be issued pursuant to the exercise of Trip.com’s pre-emptive rights as of March 31, 2022 is 7,384,465 assuming (i) no adjustment to the conversion rate for any 2028 Notes converted in connection with a make-whole fundamental change or any conversion rate adjustments (in each case, as described in the indenture relating to the 2028 Notes) (ii) all 2028 Notes are converted simultaneously immediately prior to maturity and (iii) there are no changes to our share capital after March 31, 2022 until such pre-emptive rights are exercised, other than issuance of our ordinary shares upon conversion of the entire aggregate principal amount of 2028 Notes. Such maximum number of Class B Shares includes Class B Shares issuable to Trip.com in connection with the exercise of its pre-emptive rights to subscribe for and purchase new Class B Shares (which Trip.com has deferred to a later date on which the purchase by Trip.com of the new Class B Shares would in the good faith judgment of Trip.com not be inconsistent with any applicable law) as a result of the issuance of ordinary shares pursuant to the assumed full conversion of the 2028 Notes as well as the exercise or settlement of equity awards under our Share Incentive Plan 2010 between August 19, 2020 to March 31, 2022.

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

Registration Rights

2016 Registration Rights Agreement

Pursuant to a registration rights agreement dated October 18, 2016 that we entered into with MIH Internet, Travogue, Mr. Deep Kalra, Mr. Keyur Joshi, Trip.com and SAIF, effective as of January 31, 2017, or the 2016 Registration Rights Agreement, we granted certain registration rights to such shareholders and their permitted transferees. Registration rights granted pursuant to a shareholders agreement dated as of July 16, 2010, by and among our holding company, Mr. Deep Kalra, Mr. Keyur Joshi and Mr. Sachin Bhatia, SAIF, Travogue, Helion Venture Partners, LLC, Sierra Ventures VIII-A, L.P., Sierra Ventures VIII-B, L.P., Sierra Ventures Associates VIII, LLC, Tiger Global Private Investment Partners IV, L.P., Tiger Global Private Investment Partners V, L.P., Mr. Lee Fixel, Mr. Feroz Dewan, and Mr. Scott Shleifer and the Original Trip.com Investor Rights Agreement were superseded by and replaced with the registration rights provisions in the 2016 Registration Rights Agreement. MIH Internet, Travogue, Mr. Kalra, Mr. Joshi, SAIF and Trip.com and their permitted transferees under the 2016 Registration Rights Agreement are referred to in this section individually as a “2016 Shareholder” and collectively as the “2016 Shareholders.”

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

In connection with any underwritten offering of securities, each 2016 Shareholder participating in such offering agrees to enter into customary lock-up agreements, restricting transfers of their shares in our holding company.

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

C. Material Contracts

Described herein.

D. Exchange Controls

India

India regulates ownership of Indian companies by foreigners. Foreign investment in securities issued by Indian companies and exchange controls are generally regulated by the Foreign Exchange Management Act, 1999, as amended, and the rules and regulations thereunder, or the FEMA. These regulations and restrictions may apply to acquisitions by us or our affiliates, including MMT India, Ibibo India and affiliates which are not resident in India, of shares in Indian companies or the provision of funding by us or any other entity to Indian companies within our group. For example, under the Government of India’s consolidated foreign direct investment policy, or the FDI policy, and the FEMA, additional requirements are applicable to foreign investments in India, including requirements with respect to downstream investments by Indian companies owned or controlled by foreign entities, and the transfer of ownership or control of Indian companies in sectors with caps on foreign investment from resident Indian persons or entities to foreigners, as well as such transactions between foreigners. These requirements include restrictions on pricing, valuation of shares and sources of funding for such investments and may in certain cases require prior notice to or approval from the Government of India. In addition, pursuant to amendments in April 2020 to the FDI policy and the FEMA rules, prior government approval will be required for any non-debt investment into India by non-resident entities from countries that share a land border with India or where the beneficial owner of such an investment is situated in or is a citizen of any such country, as well as for any transfer of any such proposed or existing non-debt investment, directly or indirectly, that would result in ownership by any such non-resident entity or beneficial owner. The list of land border countries includes Afghanistan, Bangladesh, Bhutan, the People’s Republic of China, Myanmar, Nepal and Pakistan. This approval requirement applies to investments in all sectors, including those that previously did not require such approval, such as travel and tourism. The term “beneficial owner” has not yet been defined for purposes of the FDI Policy and the FEMA. If we are deemed to be a non-resident entity or an entity with a beneficial owner restricted by these amendments, we will require prior government approval for investments in non-debt instruments in our direct and indirect Indian subsidiaries and group entities, including MMT India and Ibibo India, as well as for any such proposed investments or acquisitions by us or our affiliates, including MMT India, Ibibo India and affiliates which are not resident in India. Investments in our ordinary shares, including upon conversion of our Class B shares or our 2028 Notes, and our Class B shares would be deemed to be non-debt investments into our Indian subsidiaries, including MMT India and Ibibo India. Accordingly, under the current FDI Policy and the FEMA rules, any proposed holder of our ordinary shares or our Class B shares that is a non-resident entity from a country that shares a land border with India or where the beneficial owner of such an investment is situated in or is a citizen of any such country would need to have obtained prior government approval in India, and any holder or beneficial owner of our 2028 Notes that is a non-resident entity from a country that shares a land border with India or where the beneficial owner of such an investment is situated in or is a citizen of any such country will not be able to convert such notes into ordinary shares without such approval. Further, under the FEMA, we are restricted from lending to or borrowing from our Indian subsidiaries and our Indian subsidiaries are restricted from lending or borrowing in foreign currencies. We are also required to complete FEMA filings with respect to past investments in order to make further investments in India. Under the FEMA, the Reserve Bank of India has the power to impose monetary penalties, including of up to three times the value of a FEMA contravention where quantifiable, and confiscate the shares at issue. In addition, the Government of India has made and may continue to make revisions to the FDI policy on e-commerce in India, including in relation to business model, inventory, pricing and permitted services. India’s Department of Promotion of Industry and Internal Trade, Ministry of Commerce and Industry invited comments on a draft National e-Commerce Policy in 2019, which addresses topics such as data and e-commerce regulation. The timing or impact of this policy, which remains in draft form, is not yet certain. Such changes may require us to make changes to our business in order to comply with Indian law.

Our ability to pay dividends to our shareholders will depend on, among other things, the availability of dividends from MMT India and Ibibo India. As of the date of this Annual Report, MMT India and Ibibo India have not paid any cash dividends on its equity shares to us. Dividends other than in cash are not permitted under Indian law. The declaration and payment of any dividends in the future will be recommended by the boards of directors of MMT India and Ibibo India and approved by the shareholders of each of MMT India and Ibibo India at their discretion and would depend on a number of factors, including the financial condition, results of operations, capital requirements and surplus, contractual obligations, applicable Indian legal restrictions, the provisions of the articles of association, the terms of the credit facilities and other financing arrangements of MMT India or Ibibo India at the time a dividend is considered and other factors considered relevant by the board of directors of MMT India or Ibibo India. MMT India and Ibibo India may also from time to time pay interim dividends. Each of MMT India and Ibibo India are required to withhold tax on any dividends paid by them at 20% (plus applicable surcharge and cess) under Indian domestic tax law or at beneficial rates available under the respective double taxation avoidance agreements, subject to the satisfaction of certain conditions.

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

Exchange Rates

Our consolidated financial statements and other financial data included in this Annual Report are presented in US dollars. Our business and operations are primarily conducted in India through our Indian subsidiaries, MMT India and Ibibo India. The functional currency of MMT India and Ibibo India is Indian Rupees and its revenues and expenses are denominated in that currency. We report our consolidated financial results in US dollars. The conversion of Indian Rupees into US dollars in this Annual Report is based on the middle rate as per rates available on www.oanda.com. For your convenience, unless otherwise noted, all translations from Indian Rupees to US dollars and from US dollars to Indian Rupees in this Annual Report were made at a rate of Rs.75.59 per $1.00, the middle rate in effect as of March 31, 2022. We make no representation that any Indian Rupee or US dollar amounts referred to in this Annual Report could have been or could be converted into US dollars or Indian Rupees, as the case may be, at any particular rate or at all.

E. Taxation

Mauritius Tax Consequences

Our holding company holds a valid Global Business License issued by the Financial Services Commission in Mauritius. Our holding company holds a specific Tax Residence Certificate issued under the Convention between Government of Mauritius and the Government of Republic of India for the avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on income and Capital Gains and for the Encouragement Mutual Trade and Investment, valid until May 4, 2023, and a general Tax Residence Certificate for all jurisdictions, valid until May 8, 2023, from the Mauritius Revenue Authority, as per the guidelines prescribed by the Mauritius Revenue Authority. These certificates are required for the avoidance of double taxation under the Agreements for the Avoidance of Double Taxation signed between Mauritius and other jurisdictions, including India. These tax residence certificates are renewed annually.

Our holding company is governed by the new regulatory regime applicable to Global Business Companies (GBC) from July 1, 2021. Generally, the income tax rate for GBCs is 15%. Subject to meeting certain prescribed conditions, a partial exemption of 80% may be allowed against certain types of income such as foreign source dividend and interest. Where the GBC derives income which is subject to foreign tax, and where such partial exemption has not been applied, the amount of foreign tax paid may be allowed as a credit against income tax payable in Mauritius in respect of that income.

In order to maintain their global business licenses, GBCs must adhere to substance requirements such as:

i.carrying out their core income generating activities in or from Mauritius by:

•employing either directly or indirectly a reasonable number of qualified persons to carry out the core activities, and

•having a minimum level of expenditure, which is proportionate to its level of activities

ii.be managed and controlled from Mauritius; and

iii.be administered by a Management Company.

In a circular addressed to Management Companies dated October 12, 2018, the Financial Services Commission in Mauritius has advised that, in assessing the substance requirements to be met by a GBC, they shall consider the nature and level of core income generating activities conducted (including the use of technology) by the GBC and taking into account the circumstances of each GBC, based on certain indicative guidelines such as minimum expenditure and employment in Mauritius.

The Mauritius Financial Services Commission has clarified through a circular dated January 17, 2022, that core income generating activities requirements will only apply to those holders or applicants for a global business licence wishing to avail of the preferential tax regime. GBCs not claiming partial exemption are not required to meet the core income generating activities requirements. Accordingly, our holding company will need to meet these requirements if it avails of the preferential tax regime.

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

Dispositions

Subject to the PFIC rules discussed below, you will recognize capital gain or loss on any sale, exchange or other taxable disposition of an ordinary share equal to the difference between the amount realized (in US dollars) for the ordinary share and your adjusted tax basis (in US dollars) in the ordinary share. If you are a non-corporate US Holder, including an individual US Holder, that has held the ordinary share for more than one year, such capital gain may be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any gain or loss that you recognize on a disposition of our ordinary shares will generally be treated as US source income or loss for foreign tax credit limitation purposes. US Holders are urged to consult their tax advisors regarding the tax consequences if a non-US tax is imposed on a disposition of our ordinary shares, including the availability of the foreign tax credit (and the application of recently-released related Treasury Regulations) under their particular circumstances.

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

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Accordingly, we are required to file with the SEC an annual report on Form 20-F containing financial statements audited by an independent accounting firm, as well as reports on Form 6-K. The SEC maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically to the SEC. Since we are a “foreign private issuer”, we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of the holding company’s ordinary shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act.

Our website is located at www.makemytrip.com, and our investor relations website is located at https://investors.makemytrip.com/. This Annual Report filed with the SEC can be found on our company’s investor relations website. The information contained on, or that may be accessed through, our website is not part of, and is not incorporated into, this Annual Report.

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

Impact of COVID-19 pandemic on financial assets and liabilities

As of March 31, 2022, we had trade and other receivables of $39.6 million. Trade receivables are evaluated for provisions for allowance using the expected credit loss method. In addition to the historical patterns of credit loss, management has considered the likelihood of increased credit risk and consequential defaults due to the impact of the COVID-19 pandemic. This assessment is not based on any mathematical model but an assessment considering the nature of each counterparty, the impact of the COVID-19 pandemic seen in the demand outlook of these counterparties and the financial strength of these counterparties.

As of March 31, 2022, we also had other financial assets of $477.6 million, carried at amortized cost is in the form of cash and cash equivalents, term deposits, other investments - other securities and receivables from a related party where we have assessed counterparty credit risk.

Foreign Exchange Risk. We are exposed to movements in currency exchange rates, primarily those related to the US dollar and the Indian Rupee. As the functional currency of MMT India and Ibibo India, our key operating subsidiaries, is the Indian Rupee, our exposure to foreign exchange risk primarily arises in respect of our non-Indian Rupee-denominated trade and other receivables and trade and other payables, which were $1.2 million and $277.6 million, respectively, as of March 31, 2022. Based on our operations in fiscal year 2022, a 10.0% appreciation of the US dollar against the Indian Rupee as of March 31, 2022, assuming all other variables remained constant, would have increased our loss for fiscal year 2022 by $25.1 million. Similarly, a 10.0% depreciation of the US dollar against the Indian Rupee as of March 31, 2022, assuming all other variables remained constant, would have decreased our loss for fiscal year 2022 by $25.1 million.

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

As required by SEC Rule 13a-15(b), we have carried out an evaluation, under the supervision and with the participation of our management, including our group chief executive officer and our group chief financial officer, of the effectiveness of the design and operation of disclosure controls and procedures as of the end of the period covered by this Annual Report. Based on their evaluation as of March 31, 2022, our group chief executive officer and group chief financial officer have concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that material information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the group chief executive officer and group chief financial officer, as appropriate to allow timely decisions about required disclosures.

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

Our management, including our group chief executive officer and our group chief financial officer, conducted an assessment of the effectiveness of internal control over financial reporting as of March 31, 2022, based on the framework established in Internal Control — Integrated Framework (2013) issued by the COSO. Based on its evaluation, our management has concluded that our internal control over financial reporting was effective as of March 31, 2022.

Our independent registered public accounting firm, KPMG Assurance and Consulting Services LLP, has audited the consolidated financial statements included in this Annual Report on Form 20-F, and as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of March 31, 2022.

C. Attestation Report of the Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

MakeMyTrip Limited

Opinion on Internal Control Over Financial Reporting

We have audited MakeMyTrip Limited and subsidiaries’ (the Company) internal control over financial reporting as of March 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of March 31, 2022 and 2021, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2022, and the related notes (collectively, the consolidated financial statements), and our report dated July 12, 2022 expressed an unqualified opinion on those consolidated financial statements.

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

July 12, 2022

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

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

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

Our financial statements prepared in accordance with IFRS as issued by IASB are audited by KPMG Assurance and Consulting Services LLP (PCAOBID No. 02115), a firm registered with the Public Company Accounting Oversight Board in the United States.

KPMG Assurance and Consulting Services LLP has served as our independent registered public accountant for each of the years ended March 31, 2020, March 31, 2021 and March 31, 2022 for which audited statements appear in this Annual Report.

The following table shows the aggregate fees for services rendered by KPMG Assurance and Consulting Services LLP to us, including our subsidiaries, in fiscal years 2021 and 2022.

	Fiscal Year
	2021	2022
Audit Fees(1)	$730,004	$516,290
Audit-Related Fees(2)	—	—
Tax Fees(3)	50,993	187,493
All Other Fees(4)	—	—
Total	$780,997	$703,783

Notes:

(1)

“Audit Fees” means the aggregate fees billed for professional services rendered by our independent registered public accountant for the audit of our annual financial statements and other audit services provided by our independent registered public accountant in connection with statutory and regulatory filings.

(2)

“Audit-Related Fees” means the aggregate fees listed for professional services rendered by our independent registered public accounting firm related to the audit of our financial statements that are not reported under “Audit Fees.”

(3)	“Tax Fees” means the aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.

(4)	“All Other Fees” means the aggregate fees billed for services provided by our independent registered public accountant, other than the services reported in (1), (2) and (3).

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

The following table provides information about purchases by us during fiscal year 2022 of our outstanding ordinary shares, par value $0.0005 per share:

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share(1)		(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(2)
Up to March 31, 2021	972,730		$14.48	972,730	$135,959,658
April 1, 2021 to April 30, 2021	Nil	$	Nil	Nil	$135,959,658
May 1, 2021 to May 31, 2021	Nil	$	Nil	Nil	$135,959,658
June 1, 2021 to June 30, 2021	Nil	$	Nil	Nil	$135,959,658
July 1, 2021 to July 31, 2021	Nil	$	Nil	Nil	$135,959,658
August 1, 2021 to August 31, 2021	Nil	$	Nil	Nil	$135,959,658
September 1, 2021 to September 30, 2021	Nil	$	Nil	Nil	$135,959,658
October 1, 2021 to October 31, 2021	Nil	$	Nil	Nil	$135,959,658
November 1, 2021 to November 30, 2021	Nil	$	Nil	Nil	$135,959,658
December 1, 2021 to December 31, 2021	Nil	$	Nil	Nil	$135,959,658
January 1, 2022 to January 31, 2022	Nil	$	Nil	Nil	$135,959,658
February 1, 2022 to February 28, 2022	Nil	$	Nil	Nil	$135,959,658
March 1, 2022 to March 31, 2022	Nil	$	Nil	Nil	$135,959,658
Total	972,730		14.48	972,730	$135,959,658

Notes:

(1)	The average price paid per share excludes broker and transaction fees.
(2)

On November 6, 2012, our Board of Directors authorized us to purchase our outstanding ordinary shares, par value $0.0005 per share. The authorization permits us to purchase our ordinary shares in the open market, in privately negotiated transactions or otherwise in an aggregate amount of up to $25 million. Further, on January 22, 2016, our Board of Directors authorized us to increase the share repurchase plan to an amount aggregating up to $150 million at a price per ordinary share not to exceed $21.50 until November 30, 2021. On October 26, 2021, our Board of Directors authorized our holding company to further extend the term of this share repurchase plan until November 30, 2023. We repurchased 768,357 and 144,131 ordinary shares at an average price of approximately $14.41 per share and $14.21 per share (excluding broker and transaction fees) in fiscal year 2016 and 2017, respectively, and we did not repurchase any ordinary shares in fiscal year 2020, 2021 and 2022. As of March 31, 2022, we had remaining authority to repurchase approximately $136.0 million of our outstanding ordinary shares.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See “Item 18. Financial Statements” for the financial statements filed as part of this Annual Report.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements are filed as part of this Annual Report, together with the report of the independent registered public accounting firm:

•	Report of Independent Registered Public Accounting Firm.
•	Consolidated Statement of Financial Position as of March 31, 2021 and 2022.
•	Consolidated Statement of Profit or Loss and Other Comprehensive Income for the years ended March 31, 2020, 2021 and 2022.
•	Consolidated Statement of Changes in Equity for the years ended March 31, 2020, 2021 and 2022.
•	Consolidated Statement of Cash Flows for the years ended March 31, 2020, 2021 and 2022.
•	Notes to the Consolidated Financial Statements.

ITEM 19.	EXHIBITS

The list of exhibits in the Exhibit Index to this report is incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: July 12, 2022

MAKEMYTRIP LIMITED

By:	/s/ Rajesh Magow
Name:	Rajesh Magow
Title:	Group Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

MakeMyTrip Limited:

Opinion on the consolidated financial statements

We have audited the accompanying consolidated statement of financial position of MakeMyTrip Limited and subsidiaries (the Company) as of March 31, 2022 and 2021, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated July 12, 2022 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which they relate.

Evaluation of goodwill impairment

As discussed in Note 19 to the Company's consolidated financial statements, the goodwill balance as of March 31, 2022 was USD 601,151 thousands, of which USD 591,977 thousands relates to air ticketing, hotels and packages and ibibo Group – redBus Cash Generating Units (CGUs). The Company performs an impairment test of goodwill on an annual basis at the level of the CGUs or more frequently if the Company becomes aware of events or changes in circumstances that would indicate that the carrying value of goodwill may not be recoverable. The recoverable amount of the CGUs is determined on the basis of their value-in-use using a discounted cash flow method, based on the expected cash flows of the CGUs.

We identified the evaluation of goodwill impairment related to the air ticketing, hotels and packages, and ibibo Group – redBus CGUs as a critical audit matter. A high degree of subjective auditor judgment was required in evaluating the Company's significant assumptions, including the estimated adjusted margin growth rate, EBITDA margin, terminal value growth rate, and discount rate used to calculate the value-in-use.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's goodwill impairment assessment process, including controls over the determination of estimated adjusted margin growth rate, EBITDA margin, terminal value growth rate and discount rate. We compared the Company’ historical forecasted adjusted margin growth rate and the EBITDA margin with the actual results to assess the Company's ability to accurately forecast. We evaluated the Company’s estimated adjusted margin growth rate and the EBITDA margin by comparing the projections to the underlying business strategies and growth plans. We performed sensitivity analysis over estimated adjusted margin growth rate, EBITDA margin, terminal value growth rate and discount rate to evaluate the impact of changes on the recoverable amount. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in:

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

Bengaluru, Karnataka, India

July 12, 2022

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Amounts in USD thousands)

		As at March 31
	Note	2021	2022
Assets
Property, plant and equipment	18	22,159	19,313
Intangible assets and goodwill	19	720,907	685,658
Trade and other receivables, net	21	2,154	3,713
Investment in equity-accounted investees	8	5,262	3,558
Other investments	9	5,508	4,031
Term deposits	23	25,043	6
Non-current tax assets		26,710	14,965
Other non-current assets	25	88	135
Total non-current assets		807,831	731,379
Inventories		40	11
Current tax assets		2	—
Trade and other receivables, net	21	25,177	35,910
Term deposits	23	129,825	264,179
Other current assets	24	51,069	77,982
Cash and cash equivalents	22	295,066	213,283
Total current assets		501,179	591,365
Total assets		1,309,010	1,322,744
Equity
Share capital	26	53	53
Share premium	26	2,021,197	2,034,663
Other components of equity	26	69,604	73,574
Accumulated deficit		(1,203,334)	(1,214,156)
Total equity attributable to owners of the Company		887,520	894,134
Non-controlling interests		3,667	2,341
Total equity		891,187	896,475
Liabilities
Loans and borrowings	28	201,616	213,808
Employee benefits	33	7,479	9,086
Contract liabilities	10	453	27
Deferred tax liabilities, net	20	3,864	2,596
Other non-current liabilities	30	10,217	9,536
Total non-current liabilities		223,629	235,053
Loans and borrowings	28	2,339	2,776
Trade and other payables	31	53,581	62,827
Contract liabilities	10	33,723	53,211
Other current liabilities	29	73,751	72,402
Provisions	32	30,800	—
Total current liabilities		194,194	191,216
Total liabilities		417,823	426,269
Total equity and liabilities		1,309,010	1,322,744

See accompanying notes to consolidated financial statements

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER

COMPREHENSIVE INCOME

(Amounts in USD thousands, except per share data)

		For the year ended March 31
	Note	2020	2021	2022
Revenue
Air ticketing		174,361	57,013	88,712
Hotels and packages		235,814	67,976	157,267
Bus ticketing		65,009	24,895	39,896
Other revenue	11	36,345	13,556	18,047
Total revenue		511,529	163,440	303,922
Other income	12	1,063	3,672	3,490
Service cost
Procurement cost of hotels and packages services		141,404	19,146	54,760
Other cost of providing services		12,916	3,162	3,990
Personnel expenses	13	129,836	105,661	116,924
Marketing and sales promotion expenses		166,603	22,741	51,033
Other operating expenses	14	185,401	51,075	81,575
Depreciation, amortization and impairment	15	33,682	33,010	29,496
Impairment of goodwill		272,160	—	—
Result from operating activities		(429,410)	(67,683)	(30,366)
Finance income	16	3,362	12,100	9,984
Finance costs	16	21,433	4,798	26,326
Net finance income (costs)		(18,071)	7,302	(16,342)
Share of profit (loss) of equity-accounted investees	8	(65)	(168)	34
Loss before tax		(447,546)	(60,549)	(46,674)
Income tax benefit	17	29	4,507	1,107
Loss for the year		(447,517)	(56,042)	(45,567)
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability, net of tax		(346)	(199)	(426)
Equity instruments at fair value through other comprehensive income (FVOCI) - net change in fair value, net of tax		(1,979)	1,825	33,543
		(2,325)	1,626	33,117
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences on foreign operations, net of tax		(73,252)	13,497	(18,943)
		(73,252)	13,497	(18,943)
Other comprehensive income (loss) for the year, net of tax		(75,577)	15,123	14,174
Total comprehensive loss for the year		(523,094)	(40,919)	(31,393)
Profit (loss) attributable to:
Owners of the Company		(447,781)	(55,639)	(45,405)
Non-controlling interests		264	(403)	(162)
Loss for the year		(447,517)	(56,042)	(45,567)
Total comprehensive loss attributable to:
Owners of the Company		(523,048)	(40,531)	(31,216)
Non-controlling interests		(46)	(388)	(177)
Total comprehensive loss for the year		(523,094)	(40,919)	(31,393)
Loss per share (in USD)
Basic	27	(4.26)	(0.52)	(0.42)
Diluted	27	(4.26)	(0.52)	(0.42)

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

See accompanying notes to consolidated financial statements

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY- (Continued)

(Amounts in USD thousands)

	Attributable to owners of the Company
			Other components of equity
	Share Capital (refer note 26)	Share Premium (refer note 26)	Equity Component of Convertible Notes	Fair Value Reserves	Share Based Payment Reserve	Foreign Currency Translation Reserve	Accumulated Deficit	Total	Non- Controlling Interests	Total Equity
Balance as at April 1, 2020	52	1,985,555	—	(1,345)	135,738	(114,166)	(1,147,597)	858,237	4,055	862,292
Total comprehensive income (loss) for the year
Loss for the year	—	—	—	—	—	—	(55,639)	(55,639)	(403)	(56,042)
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	13,500	—	13,500	(3)	13,497
Equity instruments at FVOCI - net change in fair value	—	—	—	1,825	—	—	—	1,825	—	1,825
Remeasurement of defined benefit liability	—	—	—	—	—	—	(217)	(217)	18	(199)
Total other comprehensive income (loss)	—	—	—	1,825	—	13,500	(217)	15,108	15	15,123
Total comprehensive income (loss) for the year	—	—	—	1,825	—	13,500	(55,856)	(40,531)	(388)	(40,919)
Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	38,399	—	—	38,399	—	38,399
Issue of ordinary shares on exercise of share based awards	1	35,642	—	—	(35,350)	—	—	293	—	293
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	(119)	—	119	—	—	—
Issue of convertible notes (net of tax and issue expenses) (refer note 17 and 28)	—	—	31,122	—	—	—	—	31,122	—	31,122
Total contributions by owners	1	35,642	31,122	—	2,930	—	119	69,814	—	69,814

Balance as at March 31, 2021	53	2,021,197	31,122	480	138,668	(100,666)	(1,203,334)	887,520	3,667	891,187

See accompanying notes to consolidated financial statements

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY- (Continued)

(Amounts in USD thousands)

	Attributable to owners of the Company
			Other components of equity
	Share Capital (refer note 26)	Share Premium (refer note 26)	Equity Component of Convertible Notes	Fair Value Reserves	Share Based Payment Reserve	Foreign Currency Translation Reserve	Accumulated Deficit	Total	Non- Controlling Interests	Total Equity
Balance as at April 1, 2021	53	2,021,197	31,122	480	138,668	(100,666)	(1,203,334)	887,520	3,667	891,187
Total comprehensive income (loss) for the year
Loss for the year	—	—	—	—	—	—	(45,405)	(45,405)	(162)	(45,567)
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	(18,921)	—	(18,921)	(22)	(18,943)
Equity instruments at FVOCI - net change in fair value	—	—	—	33,543	—	—	—	33,543	—	33,543
Remeasurement of defined benefit liability	—	—	—	—	—	—	(433)	(433)	7	(426)
Total other comprehensive income (loss)	—	—	—	33,543	—	(18,921)	(433)	14,189	(15)	14,174
Total comprehensive income (loss) for the year	—	—	—	33,543	—	(18,921)	(45,838)	(31,216)	(177)	(31,393)
Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	36,645	—	—	36,645	—	36,645
Issue of ordinary shares on exercise of share based awards	*	13,466	—	—	(13,430)	—	—	36	—	36
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	(115)	—	115	—	—	—
Equity instruments at FVOCI - transfer to accumulated deficit (refer note 9)	—	—	—	(33,655)	—	—	33,655	—	—	—
Total contributions by owners	—	13,466	—	(33,655)	23,100	—	33,770	36,681	—	36,681
Changes in ownership interests in subsidiaries that do not result in a change of control
Acquisition of non-controlling interest (refer note 7 (b))						(97)	1,246	1,149	(1,149)	—
Total changes in ownership interest in subsidiaries	—	—	—	—	—	(97)	1,246	1,149	(1,149)	—
Total transactions with owners	—	13,466	—	(33,655)	23,100	(97)	35,016	37,830	(1,149)	36,681

Balance as at March 31, 2022	53	2,034,663	31,122	368	161,768	(119,684)	(1,214,156)	894,134	2,341	896,475
*less than 1
See accompanying notes to consolidated financial statements

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts in USD thousands)

	For the year ended March 31
	2020	2021	2022
Cash flows from operating activities
Loss for the year	(447,517)	(56,042)	(45,567)
Adjustments for:
Depreciation	9,347	8,973	6,023
Amortization	24,335	24,037	23,335
Impairment of intangible assets under development	—	—	138
Impairment of goodwill	272,160	—	—
Provision for litigations	30,800	—	—
Intangible assets written off	—	—	17
Gain on discontinuation of equity accounted investment on disposal	—	—	(2,251)
Net (gain) loss on de-recognition of property, plant and equipment	19	406	(6)
Profit on disposal of equity accounted investee	(700)	—	—
Gain on lease modification	—	(1,912)	(417)
Net finance costs (income)	18,071	(7,302)	16,342
Share of loss (profit) of equity-accounted investees	65	168	(34)
Share based payment	41,631	35,589	36,645
Income tax benefit	(29)	(4,507)	(1,107)
	(51,818)	(590)	33,118
Changes in working capital
Change in inventories	560	(2)	29
Change in trade and other receivables and contract assets	(1,974)	34,618	(11,014)
Change in other assets	15,531	3,649	(28,820)
Change in trade and other payables and contract liabilities	(82,108)	(18,308)	26,535
Change in employee benefits	1,504	774	1,433
Change in other liabilities	14,341	32,019	(26,338)
Income tax (paid) received, net	(8,769)	12,366	11,055
Net cash generated from (used in) operating activities	(112,733)	64,526	5,998

Cash flows from investing activities
Interest received	4,327	5,967	7,389
Proceeds from sale of property, plant and equipment	120	423	304
Acquisition of intangible assets	(9,223)	(8,128)	(9,812)
Redemption of term deposits	124,076	39,094	249,272
Investment in term deposits	(27,999)	(155,523)	(360,436)
Acquisition of property, plant and equipment	(3,538)	(642)	(3,099)
Acquisition of subsidiary, net of cash acquired (refer note 7 (b))	(14,630)	—	—
Loan given to equity-accounted investee (refer note 25)	—	(54)	—
Proceeds from sale of other investment (refer note 9)	—	—	38,500
Proceeds from discontinuation of equity accounted investment on disposal (refer note 8 (b))	—	—	336
Acquisition of other investment	—	—	(58)
Proceeds on disposal of equity accounted investee (refer note 8 (a))	700	—	—
Net cash generated from (used in) investing activities	73,833	(118,863)	(77,604)

Cash flows from financing activities
Proceeds from issuance of convertible notes (including equity component)	—	230,000	—
Direct cost incurred/paid in relation to convertible notes	—	(5,970)	(554)
Acquisition of non-controlling interest (refer note 40, 7(b))	(3,178)	—	(5,613)
Proceeds from issuance of shares on exercise of share based awards	*	293	36
Proceeds from bank loans (refer note 28)	702	191	1,169
Repayment of bank loans (refer note 28)	(316)	(505)	(479)
Payment of principal portion of lease liabilities (refer note 28)	(3,481)	(2,045)	(1,771)
Interest paid	(4,715)	(2,565)	(2,357)
Net cash generated from (used in) financing activities	(10,988)	219,399	(9,569)
Increase (decrease) in cash and cash equivalents	(49,888)	165,062	(81,175)
Cash and cash equivalents at beginning of the year	177,990	129,881	295,066
Effect of exchange rate fluctuations on cash held	1,779	123	(608)
Cash and cash equivalents at end of the year (refer note 22)	129,881	295,066	213,283

* less than 1

See accompanying notes to consolidated financial statements

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

1)	REPORTING ENTITY

MakeMyTrip Limited (the “Parent Company”) together with its subsidiaries and equity-accounted investees (collectively, “the Company” or “the Group”) is primarily engaged in the business of selling travel products and solutions through its subsidiaries in India, the United States of America, Singapore, Malaysia, Thailand, the United Arab Emirates, Peru, Colombia, Vietnam and Indonesia. The Group offers its customers the entire range of travel services including ticketing, tours and packages, hotels and other travel related services.

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

The consolidated financial statements were authorized for issue by the Company’s Board of Directors on July 12, 2022.

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

These consolidated financial statements are presented in U.S. Dollar (USD), which is the Parent Company’s functional currency. All amounts have been rounded to the nearest thousands, unless otherwise indicated.

The functional currency of subsidiaries is the currency of the primary economic environment in which each subsidiary operates and is normally the currency in which each subsidiary primarily generates and expends cash.

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

i) Judgements

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

Note 10 – Revenue recognition: expected usage of loyalty program benefits: Under its customer loyalty programs, the Group allocates a portion of the consideration received to loyalty points that are redeemable against any future purchases of the Group’s services. This allocation is based on the relative standalone selling prices. Judgement is required to determine the standalone selling price for each distinct performance obligation.

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

Note 37 – Lease term: whether the Group is reasonably certain to exercise extension options: The Group has an option to extend the term of lease at the end of lock-in period in most of its leases. The Group makes a judgement, by considering future economic incentives for exercising the extension option in order to ensure reasonable certainty.

ii) Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties as at March 31, 2022 that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities in the next financial year is included in the following notes:

Note 10 – Revenue recognition: estimate regarding incentive payment from travel suppliers: Contracts with travel suppliers can include incentive payments which are estimated at inception and are adjusted at the end of each reporting period as additional information becomes available only to the extent that it is probable that a significant reversal of any incremental revenue will not occur.

Note 19 – Useful life of  intangible assets: The useful lives of Group's intangible assets are determined by management at the time the asset is acquired based on historical experience, after considering market conditions, industry practice, technological developments, obsolescence and other factors. However, changes in economic conditions of the markets, competition and technology, among others, are unpredictable and they may significantly impact the useful lives.

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

Note 35 – Measurement of Expected Credit Loss (“ECL”) allowance for trade receivables and contract assets: The Group has considered current and anticipated future economic conditions relating to the countries where it operates. In calculating expected credit loss, the Group has also considered other related credit information for its customers to estimate the probability of default in future and has taken into account estimates of possible effect relating to COVID -19 pandemic. Moreover, trade receivables are provided and written off on a case-to-case basis if deemed not to be collectible on the assessment of the underlying facts and circumstances.

Estimation uncertainty relating to COVID-19 pandemic

In December 2019, a novel strain of coronavirus, COVID-19 was first detected in Wuhan, China and has since spread to other regions, including India, Europe and the United States. On March 11, 2020, the World Health Organization declared that the rapidly spreading COVID-19 outbreak was a global pandemic (the "COVID-19 pandemic"). In response to the COVID-19 pandemic, many governments around the world have implemented, and continue to implement, a variety of measures to reduce the spread of COVID-19 pandemic, including travel restrictions and bans, instructions to residents to practice social distancing, quarantine advisories, shelter-in-place orders and required closures of non-essential businesses. These government mandates have forced many of the customers on whom the Group’s business relies, including hotels and airlines, to curtail drastically their service offerings or to cease operations entirely.

The impact of the global COVID-19 pandemic has severely impacted travel demand in terms of affecting consumers’ sentiment and their willingness to travel, which has caused airlines and hotels in India and around the world to operate at significantly reduced service levels throughout much of calendar year 2020 and 2021. The COVID-19 pandemic had also resulted in significant weakness in the macroeconomic environment and heightened volatility in financial markets. The financial and operating results for the full financial year ended March 31, 2021 and 2022 were severely impacted by these conditions in the domestic and global economy and the travel industry.

Following the lifting of India’s nationwide lockdown in end May 2020 imposed due to COVID-19 pandemic, our business started to recover gradually in the second and third quarters of financial year ended March 31, 2021. However, India witnessed a rapid resurgence of daily recorded case counts towards the end of the fourth quarter of financial year 2020-21 which peaked in first quarter of financial year 21-22, resulting in a second wave of COVID-19. Further, towards the end of the third quarter of the financial year 2021-22, India witnessed a resurgence in COVID-19 cases again, resulting in a third wave of COVID-19. The resulting economic conditions caused by the lockdowns and travel restriction orders imposed by several state governments in India in financial year 2021-22, resulted in a negative impact on revenue for all our reportable segments in the year ended March 31, 2022 as compared to revenue for the year ended March 31, 2020 (prior to the onset of the COVID-19 pandemic).

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

The extent of the effects of the COVID-19 pandemic on our business, results of operations, cash flows and growth prospects remain uncertain and would be dependent on future developments. These include, but are not limited to, the severity, extent and duration of the pandemic, its impact on the travel industries and consumer spending, rates of vaccination, the occurrence of new mutations or variants and the effectiveness of vaccinations against various mutations or variants of the COVID-19 pandemic. While many countries including India have made progress in vaccinating their residents against COVID-19, the challenging logistics of distributing vaccines, efficacy of the vaccines against new mutations or variants of the virus and other factors may contribute to delays in economic recovery.

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

Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies.

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

The cost of an acquisition is measured at the fair value of the assets acquired, equity instruments issued and liabilities incurred or assumed at the date of acquisition. The cost of acquisition also includes the fair value of contingent consideration and deferred consideration, if any. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at fair value at the date of acquisition.

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

Transactions in foreign currencies are translated into the respective functional currencies of the Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency at the exchange rate at that date. The foreign currency gains or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets that are measured at fair value in a foreign currency are translated

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

into the functional currency at the exchange rate when the fair value was determined. Foreign currency differences arising on translation are recognized in profit or loss, except for the differences on investment in equity securities designated at FVOCI wherein any exchange component of gain or loss is recognized in Other Comprehensive Income (OCI) (except on impairment, in which case foreign currency differences that have been recognised in OCI are reclassified to profit or loss). Non-monetary items that are measured based on historical cost in a foreign currency are not translated.

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

Other intangible assets mainly comprise software that are acquired by the Group and intangible assets including customer relationship, brand/trade mark and non-compete acquired in a business combination.

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

The estimated useful lives are as follows:

•	Technology related development costs	2 - 5 years
•	Software	3 - 5 years
•	Customer – related intangible assets (Customer Relationship)	7-10 years
•	Contract – related intangible assets (Non-Compete)	5-6 years
•	Marketing – related intangible assets (Brand / Trade Mark)	7-10 years
•	Others	5 years

Amortization methods, useful lives and residual values are reviewed at each financial year-end and adjusted as appropriate.
(g)	Inventories

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

`The Group measures loss allowances at an amount equal to lifetime ECLs, except for the following, which are measured as 12-month ECLs:

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

For debt securities at FVOCI, the loss allowance is recognised in other comprehensive income.

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

The carrying amounts of the Group’s non-financial assets, primarily property, plant and equipment, technology related development cost and other intangible assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets not yet available for use are tested annually for impairment. An impairment loss is recognized if the carrying amount of an asset or cash generating unit (CGU) exceeds its recoverable amount.

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

(i)	Employee Benefits
i)	Defined Contribution Plans

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

(k)	Revenue from contracts with customers

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

Income from the sale of airline tickets including commission earned and convenience fees is recognized as an agent on a net basis when the traveler books the airline ticket as the performance obligation is satisfied by the Group on issuance of an airline ticket to the traveler.

Income from hotel reservations including commission earned and convenience fees is recognized on a net basis as an agent on the date of check-in as the performance obligation is satisfied by the Group on the date of check-in by the traveler.

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

Income from other sources of the Group, primarily comprising advertising revenue, fees for facilitating access to its internet based platforms to travel insurance companies and brand alliance fees is recognized as the services are performed as per the terms of the contracts with respective supplier.

Income from rail tickets, including convenience fees earned from the traveler is recognized on a net basis as an agent on the date of journey as the performance obligation is satisfied by the Group on the date of journey by the traveler.

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

The Group provides loyalty programs  under which participating customers earn loyalty points on current transactions that can be redeemed for future qualifying transactions. Under its customer loyalty programs, the Group allocates a portion of the consideration received to loyalty points that are redeemable against any future purchases of the Group’s services. This allocation is based on the relative stand-alone selling prices. The amount allocated to the loyalty program is deferred, and is recognised as revenue when loyalty points are redeemed or expire.

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

Marketing and sales promotion costs comprise of internet, television, radio and print media advertisement costs as well as event driven promotion cost for Group’s products and services. These costs include online video and display advertising on websites, television, print formats, search engine marketing, referrals from meta search and travel research websites and any other media costs such as public relations and sponsorships. Such customer inducement/acquisition costs for acquiring customers and promoting transactions across various booking platforms such as upfront cash incentives and select loyalty programs cost, when incurred are recorded as a reduction / deferral of revenue. In addition, when the discount and other incentives offered to the traveler are higher than the income earned from the customers, the excess (i.e., the discount/incentive given to a traveler less income earned from the customers) on an individual transaction basis is classified under marketing and sales promotion expenses.
(m)	Leases

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

The right-of-use asset is subsequently depreciated using the straight-line method from the lease commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

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

The Group presents right-of-use assets that do not meet the definition of investment property in property, plant and equipment and lease liabilities in loans and borrowings in the statement of financial position.

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

The ‘effective interest rate’ is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to:

i)	the gross carrying amount of the financial asset; or
ii)	the amortised cost of the financial liability.

(o)	Income Taxes

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

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries, associates to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

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

(p)     Earnings (Loss) Per Share

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

(q)     Operating Segments

In accordance with IFRS 8 – Operating Segments, the operating segments used to present segment information are identified on the basis of internal reports used by the Group’s management to allocate resources to the segments and assess their performance. An operating segment is a component of the Group that engages in business activities from which it earns revenues and incurs expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. Results of the operating segments are reviewed regularly by the Group’s executive officers comprising of Group Executive Chairman (till March 31, 2022), Group Chief Executive Officer and Group Chief Financial Officer, which has been identified as the chief operating decision maker (CODM), to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available.

The Group has three reportable segments, i.e. air ticketing, hotels and packages and bus ticketing.  In addition, the Group has made relevant entity-wide disclosures (refer note 6).

Segment results that are reported to the CODM include items directly attributable to a segment.

Revenue directly attributable to the segments is considered segment revenue. Income from tours and packages is measured on a gross basis and any commission earned on hotel reservations booked is recognized on a net basis as an agent on the date of check in. Segment revenue of air ticketing segment is measured on a net basis. Segment revenue of bus ticketing segment is measured on a net basis as an agent on the date of journey.

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

(r)      Cash and Cash Equivalents

Cash and cash equivalents comprise cash at bank and on hand and short-term deposits with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value, and funds in transit.

(s)      Cash Flow Statement

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

(t)	New Accounting Standards and Interpretations Not Yet Adopted

Amendment to IAS 1

On January 23, 2020, the International Accounting Standards Board (IASB) has issued “Classification of liabilities as Current or Non-Current (Amendments to IAS 1)” providing a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangement in place at the reporting date. The amendments aim to promote consistency in applying the requirements by helping companies to determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments also clarified the classification requirements for debt a company might settle by converting it into equity. These amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively, with earlier application permitted. These amendments are applicable on Group for annual reporting periods beginning on April 1, 2023. The Group is currently evaluating the impact of amendment to IAS 1 on its financial statements.

Amendments to IAS 1

On February 12, 2021, the IASB had issued amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements which requires the entities to disclose their material accounting policies rather than their significant accounting policies. The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2023, although early adoption is permitted. These amendments are applicable on Group for annual reporting periods beginning on April 1, 2023. The Group is in the process of evaluating the impact of this amendment.

Amendments to IAS 8

On February 12, 2021 the IASB had issued amendments to IAS 8 Accounting Policies, Changes in Accounting estimates and Errors which introduced a definition of ‘accounting estimates’ and included amendments to IAS 8 to help entities distinguish changes in accounting policies from changes in accounting estimates. The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2023, although early adoption is permitted. These amendments are applicable on Group for annual reporting periods beginning on April 1, 2023. The Group is in the process of evaluating the impact of this amendment.

Amendments to IAS 12

In May 7, 2021, the IASB had issued amendments IAS 12 Income Taxes to provide a further exception from the initial recognition exemption. Under the amendments, an entity does not apply the initial recognition exemption for transactions that give rise to equal taxable and deductible temporary differences. The amendments clarify that Companies are required to recognise deferred tax on transactions such as leases and decommissioning obligations. The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2023, although early adoption is permitted. These amendments are applicable on Group for annual reporting periods beginning on April 1, 2023. The Group is in the process of evaluating the impact of this amendment.

Amendments to IAS 16

On May 14, 2020 the IASB had issued amendments to IAS 16 Property, Plant and Equipment — Proceeds before Intended Use which amends the standard to prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognises the proceeds from selling such items, and the cost of producing those items, in profit or loss. The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2022, although early adoption is permitted. These amendments have become applicable on Group from April 1, 2022. The Group has evaluated these amendments and there will be no impact on its financial statements.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Amendment to IAS 37

On May 14, 2020, the IASB had issued amendments to IAS 37 Onerous Contracts — Cost of Fulfilling a Contract, amending the standard regarding costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous. The amendment specifies that the “cost of fulfilling” a contract comprises the “costs that relate directly to the contract”. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. These amendments are effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted. These amendments have become applicable on Group from April 1, 2022. The Group has evaluated these amendments and there will be no impact on its financial statements.

4)	DETERMINATION OF FAIR VALUES

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

The Group has an established control framework with respect to the measurement of fair values. This includes a finance team that has overall responsibility for overseeing all significant fair value measurements with the help of external independent valuer, including level 3 fair values, and reports directly to the Group Chief Financial Officer.

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

The fair value of items of property, plant and equipment acquired in business combination is based on the market approach and cost approaches using the quoted market prices for similar items when available and depreciated replacement cost when appropriate. Depreciated replacement cost reflects adjustments for physical deterioration as well as functional and economic obsolescence.

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

The fair value of restricted stock units (RSUs) given under MakeMyTrip 2010 Share Incentive Plan (“Share Incentive Plan”) is calculated by multiplying the number of units given with the Company’s share price on the date of grant. The fair value of Employee Stock Options (ESOPs) given under Share Incentive Plan is measured using Black Scholes Model. Service and non-market performance conditions attached to the arrangements were not taken into account in measuring fair value.

e)Trade and Other Receivables

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

Liquidity Risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risk to the Group’s reputation. The objective of Group is to ensure liquidity which is sufficient to meet Group operational requirements in short-term and long-term.

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

•	Foreign Currency Risk

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

•	Interest Rate Risk

The Group does not have any variable rate interest bearing financial instruments, hence there is no interest rate risk.

6)	OPERATING SEGMENTS

The Group has three reportable segments, as described below, which are the Group’s Lines of Business (LoBs). The LoBs offer different products and services, and are managed separately because the nature of products and services, and methods used to distribute the services are different. For each of these LoBs, the Group’s executive officers comprising of Group Executive Chairman (till March 31, 2022), Group Chief Executive Officer and Group Chief Financial Officer review internal management reports and are construed to be the Chief Operating Decision Maker (CODM). LoBs assets, liabilities and expenses (other than service cost) are reviewed on an entity-wide basis by the CODM, and hence are not allocated to these LoBs. Segment revenue from each LoB is reported and reviewed by the CODM on a monthly basis.

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Information about reportable segments:

	For the year ended March 31
	Reportable segments
	Air ticketing			Hotels and packages			Bus ticketing			All other segments**			Total
Particulars	2020	2021	2022	2020	2021	2022	2020	2021	2022	2020	2021	2022	2020	2021	2022
Consolidated revenue	174,361	57,013	88,712	235,814	67,976	157,267	65,009	24,895	39,896	36,345	13,556	18,047	511,529	163,440	303,922
Add: Customer inducement costs recorded as a reduction of revenue*	75,779	23,513	67,090	265,706	18,652	41,545	17,688	667	1,814	1,985	76	798	361,158	42,908	111,247
Less: Service cost**	420	293	311	141,404	19,146	54,760	7,060	2,712	3,397	383	66	282	149,267	22,217	58,750
Adjusted Margin	249,720	80,233	155,491	360,116	67,482	144,052	75,637	22,850	38,313	37,947	13,566	18,563	723,420	184,131	356,419
Other income													1,063	3,672	3,490
Personnel expenses													(129,836)	(105,661)	(116,924)
Marketing and sales promotion expenses													(166,603)	(22,741)	(51,033)
Customer inducement costs recorded as a reduction of revenue*													(361,158)	(42,908)	(111,247)
Certain loyalty program costs related to "All other segments"**													(5,053)	(91)	—
Other operating expenses													(185,401)	(51,075)	(81,575)
Depreciation, amortization and impairment													(33,682)	(33,010)	(29,496)
Impairment of goodwill													(272,160)	—	—
Finance income													3,362	12,100	9,984
Finance costs													(21,433)	(4,798)	(26,326)
Share of profit (loss) of equity-accounted investees													(65)	(168)	34
Loss before tax													(447,546)	(60,549)	(46,674)

Notes:*     For purposes of reporting to the CODM, the segment profitability measure i.e. Adjusted Margin is arrived by adding back certain customer inducement costs including customers incentives, customer acquisition cost and loyalty programs costs, which are recorded as a reduction of revenue and reducing service cost.

**Certain loyalty program costs excluded from service cost amounting to Nil (March 31, 2021: USD 91 and March 31, 2020: USD 5,053) for “All other segments”.

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

	Revenue			Non-Current Assets*
	For the year ended March 31			As at March 31
Particulars	2020	2021	2022	2021	2022
India	490,861	161,313	298,245	764,291	711,292
United States	536	32	69	437	378
South East Asia	10,324	1,375	2,221	4,902	4,505
Europe	3,998	—	18	—	—
Others	5,810	720	3,369	234	3,896
Total	511,529	163,440	303,922	769,864	720,071

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

a) Acquisition of Bitla Software Private Limited

On July 25, 2018, the Group through one of its Indian subsidiaries, acquired 100% of the outstanding shares and voting interest of Bitla Software Private Limited (‘Bitla’), a travel technology provider company in India, through a Share Purchase Agreement ("SPA") for a cash consideration of USD 11,942.

Further, an additional payment may be required that can be forfeited due to termination of employment of the promoter and certain employees. This potential additional liability, which is linked to the service period, had been recorded as compensation cost under IAS 19 for future services till July 2020 and did not form part of consideration for acquiring the shares. On August 25, 2019, the Company entered into an amendment to the SPA wherein the additional payment is no longer linked to the service period without changing the original payout dates. Accordingly, the Company has recorded the entire compensation cost of USD 3,451 associated with this liability during the year ended March 31, 2020.

(b) Acquisition of Quest 2 Travel.com India Private Limited

On April 30, 2019, the Group through one of its Indian subsidiaries acquired 51% equity interest in Quest 2 Travel.com India Private Limited ("Q2T"),  a corporate travel management company in India. This business acquisition was conducted by entering into the Share Purchase Agreement (‘SPA’) for a cash consideration of USD 14,699 to the existing shareholders for the sale of their shares in Q2T.

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

Total purchase price of the acquisition, net of USD 69 cash acquired was USD 14,630.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

As per the SPA, the Company was required to acquire the remaining 49% shares of Q2T from the existing shareholders in cash for an estimated additional consideration of USD 14,550, which represents its fair value as at the acquisition date, in three equal tranches, over a three year earn-out period ending 2022. The earn-out will be based on valuation linked to future profitability of Q2T. The financial liability in respect of acquisition of these shares has been recognized with corresponding debit to accumulated deficit as the selling shareholders still have access to the returns associated with the underlying ownership interest. Further, during the year ended March 31, 2021, the Company entered into an amendment agreement with the selling shareholders of Q2T and agreed to extend the earn-out period by one year to period ending 2023.

In December 2021, the Company acquired an additional 16.33% interest from holders of non-controlling interest in Q2T against settlement of proportionate financial liability for USD 5,613 in cash, increasing its shareholding from 51% to 67.33%. Consequently, the Company has recognised a decrease in non-controlling interest of USD 1,149 with a corresponding increase in accumulated deficit by USD 1,246 and decrease in foreign exchange translation reserve by USD 97.

Acquisition-related costs

The Group incurred acquisition related costs of USD 71 relating to external legal fees and due diligence cost. These amounts are included in other operating expenses in the Consolidated Statement of Profit or Loss and Other Comprehensive Income for the year ended March 31, 2020.

Identifiable assets acquired and liabilities assumed

The acquisition was accounted for under the acquisition method of accounting in accordance with IFRS 3 Business Combinations. The assets and liabilities of Q2T were recorded at their fair value at the date of acquisition.

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

The Group has interests in a number of individually immaterial associates. The following table analyses, in aggregate the carrying amount of interests and share of profit (loss) in these associates.

	As at March 31
Particulars	2021	2022
Carrying amount of interests in associates	5,262	3,558

	For the year ended March 31
Particulars	2020	2021	2022
Company's share of profit (loss) in associates	(65)	(168)	34
Company's share of other comprehensive income in associates	—	—	—
Company's share of total comprehensive income in associates	(65)	(168)	34

a) HolidayIQ Pte. Ltd. (HolidayIQ)

In July 2015, the Company acquired approximately 30% stake in HolidayIQ which owns and operates holiday information portal www.HolidayIQ.com, a popular Indian travel community and holidays-planning recommendation engine for cash consideration of USD 15,200. Due to continuing losses being incurred in the operations of HolidayIQ along with absence of liquidity to support future operations, during the year ended March 31, 2019, the Company recognised an impairment loss of USD 9,926, representing the carrying amount of its investment as at March 31, 2019 in HolidayIQ. During the year ended March 31, 2020, the Company disposed off this investment for a cash consideration of USD 700 and recorded the gain in consolidated statement of profit or loss and other comprehensive income.

b) Inspirock, Inc. (Inspirock)

In April 2015, the Company had acquired approximately 20.6% ownership interest at a cost of USD 1,945 in Inspirock, which owned and operated www.inspirock.com, an online planning tool for completely customizable itineraries. The investment had been classified as investment in equity-accounted investee in the financial statements.

In October 2021, Inspirock, with the requisite consent of its shareholders (including the Company), was acquired by Klarna Holding Plc. As a result of this transaction, the Company has received a net consideration of USD 3,865 (net of expenses: USD 24), partly in form of cash of USD 453 (including amount of USD 117 held in escrow account, refer note 24) and USD 3,412 in form of equity shares of Klarna Holding Plc, in lieu of its shareholding in Inspirock. As a result, Inspirock has ceased to be an associate of the Company and accordingly, the equity method accounting has been discontinued and the investment in Klarna Holding Plc, is now being carried and accounted for as an equity investment at FVTPL under IFRS 9 ‘Financial Instruments’. The Company has recognised a gain of USD 2,251 in the statement of profit or loss and other comprehensive income, on account of discontinuation of equity method of accounting on disposal of this investment. The carrying amount of this equity accounted investee as on the date of transaction was USD 1,638.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

9)	OTHER INVESTMENTS

	As at March 31
Particulars	2021	2022
Financial assets measured at FVOCI
- Equity securities (unlisted)	5,409	452

Financial assets measured at FVTPL
- Equity securities (unlisted) (refer note 8 (b))	—	3,412
- Other securities	—	68

Financial assets measured at amortised cost
- Other securities	99	99
Total	5,508	4,031

In August 2011, the Company had invested USD 4,825 and acquired 19.98% equity interest in Le Travenues Technology Private Limited (‘Ixigo’), which owns and operates www.ixigo.com, an online travel booking platform. The investment had been classified and measured at fair value through other comprehensive income. During the year ended March 31, 2022, the Company has sold its entire stake in Ixigo for a cash consideration of USD 38,500 which represents its fair value on the date of disposal. The Company has recorded gain of USD 33,543 in ‘other comprehensive income’ in the year ended March 31, 2022. Transaction related costs of USD 624 has been recorded in the statement of profit or loss and other comprehensive income.

Pursuant to above, the Company has transferred cumulative gain of USD 33,655 from ‘fair value reserve’ to ‘accumulated deficit’ within the equity attributable to the owners of the Company.

The Group’s exposure to risks and fair value measurement is disclosed in note 5 and 35.

10)	REVENUE

The Group’s operations and main revenue streams are described in the last and these annual consolidated financial statements.

A. Disaggregation of revenue

The Group has three reportable segments, air ticketing, hotels and packages, and bus ticketing. The Group believes that the disaggregation based on the reportable segments best depicts how the nature, amount, timing and uncertainty of the Group’s revenues and cash flows are affected by industry, market and other factors. (refer note 6)

B. Contract balances

The following table provides information about receivables and contract liabilities from contracts with customers.

	As at March 31
	2021	2022
Receivables, which are included in ‘Trade and other receivables’	19,403	29,464
Contract liabilities	34,176	53,238

Non-current	453	27
Current	33,723	53,211
Total contract liabilities	34,176	53,238

Contract liabilities primarily relate to the consideration received from customers for travel bookings in advance of the Group's performance obligations, consideration allocated to customer loyalty programs and

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

advance received from Global Distribution System ("GDS") provider for bookings of airline tickets in future which is deferred.

As at March 31, 2021, USD 31,878 (March 31, 2020: USD 30,408) of advance consideration received from customers for travel bookings was reported within contract liabilities, USD 20,506 (March 31, 2021: USD 15,115) of which was applied to revenue and USD 8,228 (March 31, 2021: USD 6,329) was refunded to customers during the year ended March 31, 2022. As at March 31, 2022, the related balance was USD 51,900.

As at March 31, 2021, USD 2,298 (March 31, 2020: USD 4,504) of consideration allocated to customer loyalty programs and advance received from GDS provider for booking of airline tickets in future which is deferred was reported within contract liabilities, USD 1,748 (March 31, 2021: USD 2,868) of which was applied to revenue and USD 30 (March 31, 2021: Nil) was refunded to customers during the year ended March 31, 2022. As at March 31, 2022, the related balance was USD 1,338.

.

11)	OTHER REVENUE

	For the year ended March 31
Particulars	2020	2021	2022
Facilitation fees	20,608	2,422	736
Advertising revenue	4,495	3,152	6,619
Service fees on rail reservation	2,021	1,047	3,035
Brand alliance fees	621	3,479	3,422
Miscellaneous revenue	8,600	3,456	4,235
Total	36,345	13,556	18,047

12)	OTHER INCOME

	For the year ended March 31
Particulars	2020	2021	2022
Government grant received	—	1,167	525
Gain on discontinuation of equity accounted investment on disposal (refer note 8 (b))	—	—	2,251
Gain on disposal of an equity-accounted investee (refer note 8 (a))	700	—	—
Gain on lease modification	—	1,912	417
Excess provision written back	363	593	272
Net gain on de-recognition of property, plant and equipment	—	—	6
Others	—	—	19
Total	1,063	3,672	3,490

13)	PERSONNEL EXPENSES

	For the year ended March 31
Particulars	2020	2021	2022
Wages, salaries and other employees benefits	78,988	64,387	73,654
Contributions to defined contribution plans	3,890	2,994	3,558
Expenses related to defined benefit plans (refer note 33)	1,598	1,194	1,389
Equity-settled share based payment (refer note 34)	41,487	35,589	36,645
Employee welfare expenses	3,873	1,497	1,678
Total	129,836	105,661	116,924

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

14)	OTHER OPERATING EXPENSES

	For the year ended March 31
Particulars	2020	2021	2022
Payment gateway and other charges	59,241	13,385	28,635
Outsourcing expenses	32,899	7,877	12,827
Travelling and conveyance	4,271	247	780
Communication	6,525	2,857	3,732
Technology and maintenance	5,905	3,904	4,224
Legal and professional*	9,670	4,364	6,397
Website hosting charges	20,165	12,129	14,088
Provision for litigations (refer note 32)	30,800	—	4,700
Net loss on de-recognition of property, plant and equipment	19	406	—
Intangible assets written off	—	—	17
Miscellaneous expenses	15,906	5,906	6,175
Total	185,401	51,075	81,575

Notes: *	Includes Nil towards cost related to share based payment for the year ended March 31, 2022

(March 31, 2021: Nil and March 31, 2020: USD 144).

15)	DEPRECIATION, AMORTIZATION AND IMPAIRMENT

	For the year ended March 31
Particulars	2020	2021	2022
Depreciation	9,347	8,973	6,023
Amortization	24,335	24,037	23,335
Impairment of intangible assets under development	-	-	138
Total	33,682	33,010	29,496

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

16)	FINANCE INCOME AND COSTS

	For the year ended March 31
Particulars	2020	2021	2022
Recognized in profit or loss
Interest income on term deposits	2,845	4,628	6,618
Change in fair value of financial asset measured at FVTPL	30	—	4
Change in fair value of financial liability measured at FVTPL	—	350	—
Other interest income	487	2,554	3,362
Net foreign exchange gain	—	4,568	—
Finance income	3,362	12,100	9,984
Interest expense on financial liabilities measured at amortised cost	157	2,035	13,744
Change in fair value of financial liability measured at FVTPL	1,421	—	1,181
Net foreign exchange loss	13,734	—	8,218
Impairment loss on trade and other receivables	1,563	358	904
Interest expense on lease liabilities	2,731	1,867	1,569
Finance and other charges	1,827	538	710
Finance costs	21,433	4,798	26,326

Net finance income (costs) recognized in profit or loss	(18,071)	7,302	(16,342)

17)	INCOME TAX BENEFIT (EXPENSE)

Income tax recognised in profit or loss

	For the year ended March 31
Particulars	2020	2021	2022
Current tax expense
Current period	(349)	(24)	(134)
Adjustment for prior period	—	(56)	—
Current tax expense	(349)	(80)	(134)

Deferred tax benefit (expense)
Origination and reversal of temporary differences	14,844	4,203	3,484
Change in unrecognised temporary differences	(14,700)	(3,335)	(8,219)
Utilization of previously unrecognised tax losses	159	37	6,934
Recognition of previously unrecognized tax losses	—	3,509	—
Utilization/(reversal) of previously recognized tax losses	75	173	(958)
Deferred tax benefit (expense)	378	4,587	1,241

Total	29	4,507	1,107

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Income tax recognized in other comprehensive income

	For the year ended March 31
	2020			2021			2022
Particulars	Before tax	Tax (expense) benefit	Net of tax	Before tax	Tax (expense) benefit	Net of tax	Before tax	Tax (expense) benefit	Net of tax
Foreign currency translation differences on foreign operations	(73,252)	—	(73,252)	13,497	—	13,497	(18,943)	—	(18,943)
Equity instruments at FVOCI - net change in fair value	(1,979)	—	(1,979)	1,825	—	1,825	33,543	—	33,543
Remeasurement of defined benefit liability	(346)	—	(346)	(199)	—	(199)	(426)	—	(426)
Total	(75,577)	—	(75,577)	15,123	—	15,123	14,174	—	14,174

Income tax directly recognized in equity

	For the year ended March 31
	2020			2021			2022
Particulars	Before tax	Tax (expense) benefit	Net of tax	Before tax	Tax (expense) benefit	Net of tax	Before tax	Tax (expense) benefit	Net of tax
Convertible notes (refer note 28)	—	—	—	37,768	(6,646)	31,122	—	—	—

Reconciliation of effective tax

	For the Year Ended March 31
Particulars	2020	2021	2022
Loss for the year	(447,517)	(56,042)	(45,567)
Income tax benefit	29	4,507	1,107
Loss before tax	(447,546)	(60,549)	(46,674)
Income tax benefit using the Company's domestic tax rate	67,130	9,081	6,999
Effect of tax rates in foreign jurisdictions	12,702	4,313	695
Non deductible expenses	(42,601)	(2,873)	(3,392)
Tax exempt income	383	25	383
Impact of change in tax laws	227	2,219	—
Utilization of previously unrecognised tax losses	159	37	6,934
Recognition of previously unrecognized tax losses	—	3,509	—
Utilization/(reversal) of previously recognized tax losses	75	173	(958)
Current year losses for which no deferred tax asset was recognized	(23,338)	(8,574)	(1,328)
Change in unrecognised temporary differences	(14,700)	(3,335)	(8,219)
Others	(8)	(68)	(7)
Income tax benefit	29	4,507	1,107

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

18)	PROPERTY, PLANT AND EQUIPMENT

Particulars	Land	Building (Owned)	Buildings (Right-of-use)	Computers	Furniture and Fixtures	Office Equipment	Motor Vehicles	Leasehold Improvements	Capital Work- in-Progress	Total
Cost
Balance as at April 1, 2020	853	513	28,342	15,401	1,093	2,047	1,779	6,742	90	56,860
Additions/adjustments	—	—	1,275	286	11	46	224	165	(90)	1,917
Disposals/adjustments	—	—	(8,061)	(3,062)	(240)	(248)	(379)	(2,024)	—	(14,014)
Effect of movements in foreign exchange rates	39	24	1,972	329	25	28	37	121	—	2,575
Balance as at March 31, 2021	892	537	23,528	12,954	889	1,873	1,661	5,004	—	47,338
Balance as at April 1, 2021	892	537	23,528	12,954	889	1,873	1,661	5,004	—	47,338
Additions/adjustments	—	—	1,891	1,600	25	98	1,367	9	—	4,990
Disposals/adjustments	—	—	(1,669)	(779)	(35)	(137)	(409)	(319)	—	(3,348)
Effect of movements in foreign exchange rates	(53)	(32)	(674)	(399)	(22)	(58)	(67)	(145)	—	(1,450)
Balance as at March 31, 2022	839	505	23,076	13,376	857	1,776	2,552	4,549	—	47,530
Accumulated depreciation
Balance as at April 1, 2020	—	482	5,012	10,625	556	1,324	599	2,265	—	20,863
Depreciation for the year	—	36	4,333	2,039	198	324	397	1,646	—	8,973
Disposals/adjustments	—	—	(1,436)	(2,783)	(203)	(235)	(197)	(1,742)	—	(6,596)
Effect of movements in foreign exchange rates	—	19	1,581	247	13	17	16	46	—	1,939
Balance as at March 31, 2021	—	537	9,490	10,128	564	1,430	815	2,215	—	25,179
Balance as at April 1, 2021	—	537	9,490	10,128	564	1,430	815	2,215	—	25,179
Depreciation for the year	—	—	3,064	1,675	132	227	465	460	—	6,023
Disposals/adjustments	—	—	(793)	(754)	(33)	(126)	(291)	(177)	—	(2,174)
Effect of movements in foreign exchange rates	—	(32)	(303)	(317)	(16)	(45)	(29)	(69)	—	(811)
Balance as at March 31, 2022	—	505	11,458	10,732	647	1,486	960	2,429	—	28,217
Carrying amounts
As at April 1, 2020	853	31	23,330	4,776	537	723	1,180	4,477	90	35,997
As at March 31, 2021	892	—	14,038	2,826	325	443	846	2,789	—	22,159
As at April 1, 2021	892	—	14,038	2,826	325	443	846	2,789	—	22,159
As at March 31, 2022	839	—	11,618	2,644	210	290	1,592	2,120	—	19,313

Note:The Company has pledged certain property, plant and equipment against vehicle loan and various credit facilities (refer note 28).

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

19)	INTANGIBLE ASSETS AND GOODWILL

			Other intangible assets
Particulars	Goodwill	Technology Related Development Cost	Customer Relationship	Non- Compete	Brand / Trade Mark	Software	Others	Intangible assets under development*	Total
Cost
Balance as at April 1, 2020	889,033	60,160	10,671	899	133,725	6,484	—	4,257	1,105,229
Additions/adjustments*	—	8,033	—	—	—	329	—	(234)	8,128
Disposals	—	(480)	—	—	—	(1,751)	—	—	(2,231)
Effect of movements in foreign exchange rates	18,219	1,176	200	17	2,551	134	—	81	22,378
Balance as at March 31, 2021	907,252	68,889	10,871	916	136,276	5,196	—	4,104	1,133,504
Balance as at April 1, 2021	907,252	68,889	10,871	916	136,276	5,196	—	4,104	1,133,504
Additions/adjustments*	—	8,744	—	—	—	22	671	375	9,812
Disposals	—	(5,392)	—	—	—	—	—	—	(5,392)
Effect of movements in foreign exchange rates	(26,929)	(1,882)	(290)	(15)	(3,803)	(149)	(10)	(107)	(33,185)
Balance as at March 31, 2022	880,323	70,359	10,581	901	132,473	5,069	661	4,372	1,104,739
Accumulated amortization and impairment losses
Balance as at April 1, 2020	281,785	39,846	3,514	530	49,485	5,706	—	2,373	383,239
Amortization for the year	—	9,665	1,463	64	12,540	305	—	—	24,037
Disposals	—	(468)	—	—	—	(1,743)	—	—	(2,211)
Effect of movements in foreign exchange rates	5,593	756	69	12	949	118	—	35	7,532
Balance as at March 31, 2021	287,378	49,799	5,046	606	62,974	4,386	—	2,408	412,597
Balance as at April 1, 2021	287,378	49,799	5,046	606	62,974	4,386	—	2,408	412,597
Amortization for the year	—	9,091	1,347	64	12,420	390	23	—	23,335
Impairment for the year	—	—	—	—	—	—	—	138	138
Disposals	—	(5,375)	—	—	—	—	—	—	(5,375)
Effect of movements in foreign exchange rates	(8,206)	(1,319)	(133)	(6)	(1,768)	(129)	—	(53)	(11,614)
Balance as at March 31, 2022	279,172	52,196	6,260	664	73,626	4,647	23	2,493	419,081
Carrying amounts
As at April 1, 2020	607,248	20,314	7,157	369	84,240	778	—	1,884	721,990
As at March 31, 2021	619,874	19,090	5,825	310	73,302	810	—	1,696	720,907
As at April 1, 2021	619,874	19,090	5,825	310	73,302	810	—	1,696	720,907
As at March 31, 2022	601,151	18,163	4,321	237	58,847	422	638	1,879	685,658

*

Represents addition of USD 8,887 (March 31, 2021: USD 7,741) to intangible assets under development, adjusted for amounts capitalized out of intangible assets under development amounting to USD 8,512 (March 31, 2021: USD 7,975).

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

Over the years, efforts were made to draw synergies between the air businesses of MMT and Go and also between the hotels and packages businesses of MMT and Go.  Synergies were planned through the integration of supply agreements, technology and data platforms and accounting systems. As part of this planned integration, during the year ended March 31, 2021, the Group completed the remaining key integration tasks relating to the technology backbone including pricing policies and integration of various functions of MMT and Go such as post sales and customer service processes, resulting in  a reorganization of the internal reporting structure, which was completed by January 31, 2021. As a result of the integration, CODM monitors operations and makes decisions for the combined air ticketing business (MMT + Go) and for the combined hotels and packages business (MMT + Go).

In conjunction with these business integration activities, the Group reorganized its reporting structure as well to align with the newly integrated businesses. Thus, the goodwill which was initially (at the time of acquisition of ibibo Group) allocated to ibibo Group - Go ibibo CGU of USD 802,181 (and was subsequently impaired by USD 270,855 to USD 466,762 as of January 31, 2021 (including the impact of currency translation adjustments of USD 64,564)), has been re-allocated to the newly established CGUs structure using a relative fair value approach on January 31, 2021 and has been reassessed for impairment at the level of the air ticketing and hotels and packages CGUs. The Group tested goodwill for impairment immediately before and after the integration and concluded that the recoverable amounts of CGUs exceeded their corresponding carrying amounts and therefore, there was no impairment recognized.

The allocation of goodwill to the CGUs is as follows:

	As at March 31,
Particulars	2021	2022
Air ticketing	248,660	241,127
Hotels and Packages	225,027	218,209
ibibo Group – redBus	136,786	132,641
Other units without significant goodwill	9,401	9,174
Total	619,874	601,151

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

The key assumptions used in the estimation of value in use were as follows:

	Air ticketing		Hotels and packages
	As at March 31,		As at March 31,
Particulars	2021	2022	2021	2022
Discount rate (pre-tax)	19.4%	18.6%	19.4%	18.3%
Discount rate (post-tax)	16.0%	16.4%	16.0%	16.4%
Terminal value growth rate	4.5%	4.5%	4.5%	4.5%
Adjusted margin growth rate	15.0% - 106.3%	13.2% - 54.7%	19.0% - 118.2%	5.9% - 61.2%
EBITDA margin* (5 years)	6.6% - 18.2%	4.6% - 13.8%	(7.1%) - 17.9%	14.6% - 15.7%

* EBITDA margin is defined as EBITDA as a percentage of adjusted margin.

The above pre-tax discount rate is based on the Weighted Average Cost of Capital (WACC) of comparable market participant, which is adjusted for specific risks. These estimates are likely to differ from future actual results of operations and cash flows.

The cash flow projections included specific estimates for five years and a terminal growth rate thereafter. The terminal growth rate, Adjusted margin growth rate and EBITDA margins were determined based on management's estimate. Budgeted EBITDA margin was based on expectations of future outcomes taking into account past experience, adjusted for anticipated Adjusted margin growth. Adjusted margin growth was projected taking into account the average growth levels experienced in past and the estimated adjusted margin growth for future. The estimation of value in use reflects numerous assumptions that are subject to various risks and uncertainties, including key assumptions regarding expected growth rates and operating margin, expected length and severity of the impact from the COVID-19 pandemic and the shape and timing of the subsequent recovery, as well as other key assumptions with respect to matters outside of the Group's control. It requires significant judgments and estimates, and actual results could be materially different than the judgments and estimates used to estimate value in use.

Based on the above, no impairment was identified as at March 31, 2021 and March 31, 2022 as the recoverable value of the CGUs exceeded the carrying value. No reasonably possible change in any of the above key assumptions would cause the carrying amount of these CGUs to exceed their recoverable amount.

b) ibibo  Group – redBus

The recoverable amount of this CGU was based on its value in use and was determined by discounting the future cash flows to be generated from the continuing use of the CGU. These calculations use cash flow projections over a period of five years, based on next year financial budget approved by management, with extrapolation for the remaining period, and an average of the range of assumptions as mentioned below:

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

The key assumptions used in the estimation of value in use were as follows:

	As at March 31
Particulars	2021	2022
Discount rate (pre-tax)	18.9%	18.6%
Discount rate (post-tax)	16.0%	16.4%
Terminal value growth rate	4.0%	4.0%
Adjusted margin growth rate	20.0% - 124.7%	15.0% - 79.0%
EBITDA margin* (5 years)	9.8% - 21.9%	5.2% - 24.3%

* EBITDA margin is defined as EBITDA as a percentage of adjusted margin.

The above pre-tax discount rate is based on the Weighted Average Cost of Capital (WACC) of comparable market participant, which is adjusted for specific risks. These estimates are likely to differ from future actual results of operations and cash flows.

The cash flow projections included specific estimates for five years and a terminal growth rate thereafter. The terminal growth rate, adjusted margin growth rate and EBITDA margin were determined based on management's estimate. Budgeted EBITDA margin was based on expectations of future outcomes taking into account past experience, adjusted for anticipated revenue growth. Revenue growth was projected taking into account the average growth levels experienced in past and the estimated adjusted margin growth for future. The estimation of value in use reflects numerous assumptions that are subject to various risks and uncertainties, including key assumptions regarding expected growth rates and operating margin, expected length and severity of the impact from the COVID-19 pandemic and the shape and timing of the subsequent recovery, as well as other key assumptions with respect to matters outside of the Group's control. It requires significant judgments and estimates, and actual results could be materially different than the judgments and estimates used to estimate value in use.

Based on the above, no impairment was identified as of March 31, 2022 and March 31, 2021 as the recoverable value of the CGU exceeded the carrying value. The recoverable amount of the CGU exceeds the carrying amount by approximately 53.8% as at March 31, 2022 (March 31, 2021: 37.5%). A decrease of EBITDA margin by 8.5% (March 31, 2021: 6.1%) shall equate the recoverable amount with the carrying amount of the CGU.

c) ibibo  Group - Go ibibo

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

20)	TAX ASSETS AND LIABILITIES

Unrecognized Deferred Tax Assets

Deferred tax assets have not been recognized in respect of the following items:

	As at March 31
Particulars	2021	2022
Deductible temporary differences	37,368	42,682
Tax losses carry forward	178,792	170,569
Total	216,160	213,251

During the years ended March 31, 2020, 2021 and 2022, the Company did not recognize deferred tax assets on tax losses, unabsorbed depreciation and other temporary differences mainly related to share based

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

payments and employee benefits, because it is not probable that future taxable profits will be available. Further, deferred tax assets have been recognised only to the extent of deferred tax liabilities. The above tax losses as at March 31, 2022 excluding unabsorbed depreciation in the  subsidiaries expire at various dates ranging from 2023 to 2035 except for the tax losses in the Singapore and Indonesia entities amounting to USD 3,350, which can be carried forward for an indefinite period. Unabsorbed depreciation of USD 27,622 (March 31, 2021: USD 30,609) in the Indian subsidiaries can be carried forward for an indefinite period. Other deductible temporary differences do not have any expiry date.

Recognized Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities are attributable to the following:

	As at March 31
	2021	2022	2021	2022	2021	2022
Particulars	Assets		Liabilities		Net
Property, plant and equipment	—	85	—	—	—	85
Intangible assets, excluding goodwill	—	—	(19,410)	(15,337)	(19,410)	(15,337)
Trade and other receivables	48	47	—	—	48	47
Convertible notes	—	—	(6,364)	(4,314)	(6,364)	(4,314)
Employee benefits	73	92	—	—	73	92
Other non-current liabilities	8	23	—	—	8	23
Share based payments	111	—	—	—	111	—
Tax loss carry forwards	21,670	16,808	—	—	21,670	16,808
Deferred tax assets/ (liabilities) before set off	21,910	17,055	(25,774)	(19,651)	(3,864)	(2,596)
Set off	(21,910)	(17,055)	21,910	17,055	—	—
Net deferred tax assets/(liabilities)	—	—	(3,864)	(2,596)	(3,864)	(2,596)

Movement in deferred tax assets/(liabilities) during the year

Particulars	Balance as at April 1, 2020	Recognised in profit or loss	Recognised directly in equity	Recognised in other comprehensive income	Effects of movement in foreign exchange rates	Balance as at March 31, 2021	Recognised in profit or loss	Recognised in other comprehensive income	Effects of movement in foreign exchange rates	Balance as at March 31, 2022
Property, plant and equipment	—	—	—	—	—	—	86	—	(1)	85
Intangible assets, excluding goodwill	(20,916)	1,917	—	—	(411)	(19,410)	3,203	—	870	(15,337)
Trade and other receivables	48	(1)	—	—	1	48	—	—	(1)	47
Convertible notes	—	282	(6,646)	—	—	(6,364)	2,050	—	—	(4,314)
Employee benefits	119	(48)	—	—	2	73	22	—	(3)	92
Share based payments	228	(120)	—	—	3	111	(111)	—	—	—
Tax losses carry forward	18,739	2,555	—	—	376	21,670	(4,025)	—	(837)	16,808
Other non-current liabilities	5	2	—	—	1	8	16	—	(1)	23
Total	(1,777)	4,587	(6,646)	—	(28)	(3,864)	1,241	—	27	(2,596)

21)	TRADE AND OTHER RECEIVABLES

	As at March 31
Particulars	2021	2022
Trade and other receivables, net of provision	19,403	29,464
Security deposits, net of provision	5,900	6,516
Interest accrued	1,549	3,408
Due from employees	479	235
Total	27,331	39,623
Non-current	2,154	3,713
Current	25,177	35,910
Total	27,331	39,623

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

The trade receivables primarily consists of airline, corporate and retail customers.

Security deposits include amounts paid in advance to suppliers of hotel and other services in order to guarantee the provision of those services.

The Group’s exposure to credit and currency risk is disclosed in note 5 and 35.

The information related to impairment losses related to trade and other receivables is disclosed in note 35.

Trade and other receivables from related parties are disclosed in note 38.

22)	CASH AND CASH EQUIVALENTS

	As at March 31
Particulars	2021	2022
Cash in hand	65	24
Funds in transit	13,236	32,749
Bank balances	218,141	153,389
Term deposits	63,624	27,121
Total	295,066	213,283

As of March 31, 2022, bank balances include USD 45 (March 31, 2021: USD 125) against which mainly letters of credit have been issued to various airlines.

Funds in transit represents the amount collected from customers through credit cards/net banking which is outstanding as at the year end and credited to Group’s bank accounts subsequent to the year end.

The Group’s exposure to currency risk, credit risk and interest rate risk along with sensitivity analysis for financial assets is disclosed in note 5 and 35.

23)	TERM DEPOSITS

	As at March 31
Particulars	2021	2022
Term deposits	154,868	264,185
Total	154,868	264,185
Non-current	25,043	6
Current	129,825	264,179
Total	154,868	264,185

As of March 31, 2022, term deposits include USD 594 (March 31, 2021: USD 723) pledged mainly with banks against bank guarantees, bank overdraft facility and other facilities.

The Group’s exposure to credit risk and interest rate risk along with sensitivity analysis for financial assets is disclosed in note 5 and 35.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

24)	OTHER CURRENT ASSETS

	As at March 31
Particulars	2021	2022
Advance to suppliers	47,530	72,877
Prepaid expenses	2,988	4,228
Other assets*	551	877
Total	51,069	77,982

 * As at March 31, 2022, other assets include amount recoverable of USD 117, which is currently in escrow account (refer note 8 (b))

25)	OTHER NON-CURRENT ASSETS

	As at March 31
Particulars	2021	2022
Prepaid expenses	33	82
Receivable from related party#	55	53
Total	88	135

#Loan given to Saaranya Hospitality Technologies Private Limited (equity-accounted investee) (refer note 38).

26)	CAPITAL AND RESERVES
A.	Share Capital and Share Premium

	Ordinary Shares			Class B Shares
Particulars	Number	Share capital	Share premium	Number	Share capital	Share premium
Balance as at April 1, 2020	63,586,903	32	767,635	39,667,911	20	1,217,920
Shares issued during the year on exercise of share based awards	1,478,172	1	35,642	—	—	—
Balance as at March 31, 2021	65,065,075	33	803,277	39,667,911	20	1,217,920
Balance as at April 1, 2021	65,065,075	33	803,277	39,667,911	20	1,217,920
Shares issued during the year on exercise of share based awards	540,966	*	13,466	—	—	—
Balance as at March 31, 2022	65,606,041	33	816,743	39,667,911	20	1,217,920
*less than 1

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

The translation reserve comprises foreign currency differences arising from the translation of the financial statements of the India, Singapore, Malaysia, Hong Kong, Thailand, the United Arab Emirates, Peru, Colombia, Indonesia, Vietnam and China subsidiaries, from their respective functional currencies to the Company’s presentation currency.

ii.	Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of equity investments at FVOCI.

iii.	Share-based payment reserve

Share-based payment reserve comprises the value of equity-settled share based awards provided to employees including key management personnel, as part of their remuneration.

iv.	Equity component of convertible notes

It represents equity component of convertible notes issued during the year ended March 31, 2021.

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

The following is the reconciliation of the loss attributable to ordinary shareholders (including Class B shareholders) and weighted average number of ordinary shares (including Class B shares) used in the computation of basic and diluted loss per share for the years ended March 31, 2020, 2021 and 2022:

	For the year ended March 31
Particulars	2020	2021	2022
Loss attributable to ordinary shareholders (including Class B shareholders)	(447,781)	(55,639)	(45,405)
Weighted average number of ordinary shares (including Class B shares) outstanding used in computing basic loss per share	105,190,507	106,797,245	108,471,149
Weighted average number of ordinary shares (including Class B shares) outstanding used in computing dilutive loss per share	105,190,507	106,797,245	108,471,149
Loss per share (USD)
Basic	(4.26)	(0.52)	(0.42)
Diluted	(4.26)	(0.52)	(0.42)

For the year ended March 31, 2022, 1,430,737 (March 31, 2021: 1,965,251 and March 31, 2020: 2,060,026) employees share based awards, were excluded from the calculation of diluted weighted average number of ordinary shares as their effect would have been anti-dilutive.

For the year ended March 31, 2022, 5,934,810 (March 31, 2021: 812,988 and March 31, 2020: nil) ordinary shares issuable on conversion of convertible notes, were excluded from the calculation of diluted weighted average number of ordinary shares as their effect would have been anti-dilutive.

28)	LOANS AND BORROWINGS

This note provides information about the contractual terms of Group’s interest bearing loans and borrowings, which are measured at amortized cost. For more information about the Group’s exposure to interest rate, foreign currency and liquidity risk, refer note 5 and 35.

	As at March 31
Particulars	2021	2022
Non-current liabilities
Secured bank loans	426	955
Lease liabilities	13,616	11,613
Convertible notes	187,574	201,240
Non-current portion of loans and borrowings	201,616	213,808

	As at March 31
Particulars	2021	2022
Current liabilities
Current portion of secured bank loans	309	437
Current portion of lease liabilities	2,030	2,339
Current portion of loans and borrowings	2,339	2,776

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Convertible Notes
	As at March 31
	2021	2022
Opening balance	—	187,574
Proceeds from issue of convertible notes	230,000	—
Issue expenses	(6,539)	—
Net proceeds	223,461	187,574
Amount classified as equity (net of issue expenses USD 1,105) (refer note 17)	(37,768)	—
Interest accrued	1,881	13,666
Closing balance	187,574	201,240

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

The carrying amount of the liability component was calculated by measuring the fair value of a similar liability that does not have an associated conversion feature. The carrying amount of the equity component representing the conversion option was determined by deducting the fair value of the liability component from the initial proceeds and recorded as equity component of convertible notes in equity. The resulting discount, together with the allocated issuance costs, are accreted at an effective interest rate of 7.39% over the period from the issuance date to February 15, 2024, the earliest put date of the Notes. The liability

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

component will be accreted up to the principal amount over a remaining period of 1.88 years representing the first date on which the amount could be required to be paid to the Notes holders.

Terms and debt repayment schedule of outstanding loans, lease liabilities and convertible notes:

				As at March 31, 2021		As at March 31, 2022
Particulars	Currency	Interest rate	Year of maturity	Original value	Carrying amount	Original value	Carrying amount
Secured bank loans	INR	7%-10%	2021 - 2027	1,288	735	2,154	1,392
Lease liabilities		10%-11%	2021 - 2028	33,118	15,646	33,222	13,952
Convertible notes	USD	7.39%	2024	230,000	187,574	230,000	201,240

The bank loans are secured over motor vehicles with a carrying amount of USD 1,543 as at March 31, 2022 (March 31, 2021: USD 778).

The information related to contractual maturities of lease liabilities is disclosed in note 35.

Credit facilities

The Group has fund based limits with various banks amounting to USD 62,461 as at March 31, 2022 (March 31, 2021: USD 50,750). Additionally, in order to increase Statement of Financial Position flexibility and provide a back-up source of liquidity for any contingencies or investment opportunities, the Group has secured credit and guarantee facilities of USD 70,000 from an affiliate of Group's largest shareholder. As at March 31, 2022 (March 31, 2021: Nil) the Group has drawn Nil against these limits.

As at March 31, 2022, the Group has obtained limits of  USD 10,670 (March 31, 2021: USD 11,515) for bank guarantees, primarily in favour of International Air Transport Association (“IATA”) and other suppliers from various banks, against any payment default by the Company. Against these limits, the Group has pledged certain term deposits (refer note 23), property, plant and equipment (excluding land, building, motor vehicles and buildings (right of use)) and trade receivables of USD 51,223 (March 31, 2021: USD 43,580) of various subsidiaries which are availing these limits. As at March 31, 2022 and March 31, 2021, the Parent Company has issued guarantees to a bank in respect of credit facilities granted to MakeMyTrip (India) Private Limited and Ibibo Group Private Limited.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Reconciliation of movements of liabilities to cash flows arising from financing activities:

Changes in cash flows from financing activities

	Liabilities
	Secured bank loans	Lease liabilities	Convertible Notes	Total
Balance as at March 31, 2019	707	—	—	707
Impact due to initial application of IFRS 16	—	24,877	—	24,877
Restated balance as at April 1, 2019	707	24,877	—	25,584
Proceeds from bank loans	702	—	—	702
Repayment of bank loans	(316)	—	—	(316)
Acquired though business combination	9	945	—	954
Additions to lease liabilities	—	3,974	—	3,974
Payment of lease liabilities	—	(3,481)	—	(3,481)
Interest accrued	61	2,731	—	2,792
Interest paid	(61)	(2,731)	—	(2,792)
Effect of change in foreign exchange rates	(71)	(1,762)	—	(1,833)
Balance as at March 31, 2020	1,031	24,553	—	25,584
Proceeds from bank loans	191	—	—	191
Repayment of bank loans	(505)	—	—	(505)
Proceeds from issuance of convertible notes (excluding equity component)	—	—	191,127	191,127
Direct cost incurred in relation to convertible notes (excluding equity component)	—	—	(5,434)	(5,434)
Additions to lease liabilities	—	1,277	—	1,277
Adjustment due to modifications	—	(8,564)	—	(8,564)
Payment of lease liabilities	—	(2,045)	—	(2,045)
Interest accrued	116	1,867	1,881	3,864
Interest paid	(116)	(1,867)	—	(1,983)
Effect of change in foreign exchange rates	18	425	—	443
Balance as at March 31, 2021	735	15,646	187,574	203,955
Proceeds from bank loans	1,169	—	—	1,169
Repayment of bank loans	(479)	—	—	(479)
Additions to lease liabilities	—	1,804	—	1,804
Adjustment due to modifications	—	(1,053)	—	(1,053)
Payment of lease liabilities	—	(1,771)	—	(1,771)
Interest accrued	78	1,569	13,666	15,313
Interest paid	(78)	(1,569)	—	(1,647)
Effect of change in foreign exchange rates	(33)	(674)	—	(707)
Balance as at March 31, 2022	1,392	13,952	201,240	216,584

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

29)	OTHER CURRENT LIABILITIES

	As at March 31
Particulars	2021	2022
Statutory liabilities	11,261	16,049
Employee related payables	6,914	6,053
Refund due to customers	49,527	35,970
Deferred income	576	384
Other liabilities (related to Hotel Travel Group) (refer note 32)	—	8,680
Other liabilities (related to business combination) (refer note 7 (b))	5,473	5,266
Total	73,751	72,402

30)	OTHER NON-CURRENT LIABILITIES

	As at March 31
Particulars	2021	2022
Deferred income	815	407
Other liabilities (related to Hotel Travel Group) (refer note 32)	—	4,320
Other liabilities (related to business combination) (refer note 7 (b))	9,402	4,809
Total	10,217	9,536

31)	TRADE AND OTHER PAYABLES

	As at March 31
Particulars	2021	2022
Trade payables	23,812	33,518
Accrued expenses	29,769	29,309
Total	53,581	62,827

The Group's exposure to currency and liquidity risk related to trade and other payables is disclosed in note 5 and 35.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

32)	PROVISIONS

	As at March 31
Particulars	2021	2022
Provision for litigations	30,800	—
	30,800	—
Movement of provision
Opening Balance	30,800	30,800
Provided during the year	—	8,404
Reversed during the year*	—	(3,704)
Utilized during the year*	—	(35,500)
Closing Balance	30,800	—

*The Company had provided for certain arbitral awards amounting to USD 39,204 while continuing to seek legal recourse in its dispute with former shareholders of Hotel Travel Group (HT). On February 15, 2022, the Company and former shareholders of HT have entered into a full and final settlement of all outstanding disputes including withdrawal of all proceedings for a settlement amount of USD 35,500 to be paid to the former shareholders of HT over a period of 18 months ending on September 1, 2023. The excess provision of USD 3,704 has been reversed and the unpaid settlement amount has been reclassified as a financial liability.

33)	EMPLOYEE BENEFITS

	As at March 31
Particulars	2021	2022
Net defined benefit liability	5,849	7,258
Other long term employee benefit (liability for compensated absences)	1,630	1,828
Total employee benefit liabilities	7,479	9,086

	As at March 31
Particulars	2021	2022
Present value of unfunded obligation	5,849	7,258
Total	5,849	7,258

Defined Benefit Plan

The Group’s gratuity scheme for the employees of its Indian subsidiaries [MakeMyTrip (India) Private Limited (‘MMT India’), Ibibo Group Private Limited (‘Ibibo’), Bitla Software Private Limited (‘Bitla’), Quest 2 Travel.com India Private Limited (‘Q2T’) and TripMoney Fintech Solutions Private Limited (‘TripMoney’)] is a defined benefit plan. The plan in Q2T is funded, whereas plans in MMT India, Ibibo, Bitla and TripMoney are unfunded as at March 31, 2022. Gratuity is paid as a lump sum amount to employees at retirement or termination of employment at an amount based on the respective employee’s eligible salaries and the years of employment with the Group.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

A.Movement in the net defined benefit liability

The following table shows a reconciliation from the opening balances to the closing balances for the net defined liability and its components.

Particulars	Defined benefit obligation		Fair value of plan assets		Net defined benefit liability
	As at March 31		As at March 31		As at March 31
	2021	2022	2021	2022	2021	2022
Balance as at April 1	5,669	6,490	(835)	(641)	4,834	5,849
Included in profit or loss
Current service cost	949	1,083	—	—	949	1,083
Interest cost (income)	283	329	(38)	(23)	245	306
	1,232	1,412	(38)	(23)	1,194	1,389
Included in other comprehensive income
Remeasurement loss (gain) :
-Actuarial loss (gain) arising from :
-financial assumptions	(158)	(155)	—	—	(158)	(155)
-experience adjustment	493	616	—	—	493	616
-Return on plan assets excluding interest income	—	—	(136)	(35)	(136)	(35)
	335	461	(136)	(35)	199	426

Effects of movement in foreign exchange rates	125	(231)	(15)	14	110	(217)
Other
Contribution by employer	—	—	(2)	(2)	(2)	(2)
Liquidation of plan assets*	—	—	—	229	—	229
Benefits paid	(871)	(675)	385	259	(486)	(416)
Balance as at March 31	6,490	7,457	(641)	(199)	5,849	7,258

* Note: On March 17, 2022, the Company has surrendered its plan assets held in Ibibo. The surrender value as at the date of the event has been returned to the Company.

	As at March 31
Particulars	2021	2022
Present value of defined benefit obligation	6,490	7,457
Less: fair value of plan assets	(641)	(199)
Net defined benefit liability	5,849	7,258

	As at March 31
Net defined benefit liability represented by:	2021	2022
MMT India	3,996	4,650
Ibibo	1,463	2,137
Bitla	200	250
Q2T	170	191
TripMoney	20	30

B.	Actuarial assumptions

Principal actuarial assumptions are given below:

As at March 31
Particulars	2021	2022
Discount rate (per annum)	5.40% - 6.20%	5.80%-6.70%
Future salary growth (per annum)	5.00% - 11.00%	5.00%-11.00%
Withdrawal rate	10.00% - 25.00%	10.00%-25.00%
Retirement age (years)	58 - 65	58-60

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

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

Particulars	For the year ended March 31, 2021		For the year ended March 31, 2022
	Increase	Decrease	Increase	Decrease
Discount rate (1% movement)	(257)	280	(287)	312
Future salary growth (1% movement)	275	(260)	307	(291)
Withdrawal rates (10% movement)	(632)	1,185	(611)	1,120

D.	Plan assets

Plan assets comprise the following:

	As at March 31
Particulars	2021	2022
Funds managed by the insurer	100%	100%

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

G. Expected benefit payments for the year ending:

Amount
March 31, 2023	1,501
March 31, 2024	1,589
March 31, 2025	1,522
March 31, 2026	1,496
March 31, 2027	1,595
Thereafter	5,985

H. The Group expects to pay USD 62 in contributions to its defined benefit plans in the next annual reporting period.

I. The weighted average duration of the defined benefit obligation is 4-7 years (March 31, 2021: 4-6 years)

34)	SHARE BASED PAYMENT

Description of the share based payment arrangements

Share Option Programs (Equity-Settled)

a)	MakeMyTrip.com Equity Option Plan (MMT ESOP Plan)

In 2000, the Group approved a share option programme in Mauritius, named the MakeMyTrip.com Equity Option Plan (“MMT ESOP Plan”). In June 2009, this plan was expanded in order to issue share options to employees of subsidiaries and directors of the Group. The Group replaced certain share options to acquire shares in its Indian subsidiary held by employees at its subsidiaries with options granted under the MMT ESOP Plan. Total options granted under this plan were 2,703,810 during the year ended March 31, 2010. No options were granted during the years ended March 31, 2020, 2021 and 2022, respectively.

The number and weighted average exercise price of share options under MMT ESOP plan are as follows:

	Weighted Average Exercise Price per share (USD)	Number of Options	Weighted Average Exercise Price per share (USD)	Number of Options	Weighted Average Exercise Price per share (USD)	Number of Options
	For the Year Ended March 31
Particulars	2020	2020	2021	2021	2022	2022
Outstanding at beginning of the year	1.98	17,839	1.98	17,839	1.98	17,839
Exercised during the year	—	—	—	—	1.98	(17,839)
Outstanding at the end of the year	1.98	17,839	1.98	17,839	—	—
Exercisable at the end of the year	1.98	17,839	1.98	17,839	—	—

b)	Share Incentive Plan
i)	Restricted Share Units (RSUs)

In 2010, the Group approved a share incentive plan in Mauritius, named the MakeMyTrip 2010 Share Incentive Plan (“Share Incentive Plan”). During the years ended March 31, 2020, 2021 and 2022, the Group granted restricted share units, or RSUs, under the plan to eligible employees and non-employees. Each restricted share unit represents the right to receive one common share. The fair value of each restricted share unit is the market price of one common share of the Group on the date of grant.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Terms and Conditions of the RSUs

The terms and conditions relating to the RSUs grants under this Share Incentive Plan are given below:

Grant details	Number of instruments	Vesting conditions	Contractual life of RSUs
RSUs granted during the year ended March 31, 2020	1,334,759	Refer notes	4 – 8 years
RSUs granted during the year ended March 31, 2021	1,478,191	Refer notes	4 – 8 years
RSUs granted during the year ended March 31, 2022	2,413,442	Refer notes	4 – 9 years

Notes:

Of the RSUs granted during the year ended March 31, 2022:

- 2,529 (March 31, 2021: 205,872 and March 31, 2020: 846,044) RSUs have graded vesting over 4 years: 10% on the expiry of 12 months from the grant date, 20% on the expiry of 24 months from the grant date, 30% on the expiry of 36 months from the grant date, 40% on the expiry of 48 months from the grant date.

- 1,072,635 (March 31, 2021: 484,152 and March 31, 2020: 305,131) RSUs have graded vesting over 4 years: 25% on the expiry of 12 months from the grant date, 25% on the expiry of 24 months from the grant date, 25% on the expiry of 36 months from the grant date, 25% on the expiry of 48 months from the grant date.

- 564,541 (March 31, 2021: Nil and March 31, 2020: Nil) RSUs have graded vesting over 5 years: 20% on the expiry of 12 months from the grant date, 20% on the expiry of 24 months from the grant date, 20% on the expiry of 36 months from the grant date, 20% on the expiry of 48 months from the grant date, 20% on the expiry of 60 months from the grant date.

- Nil (March 31, 2021: 251,750 and March 31, 2020: Nil) RSUs have graded vesting over 2 years: 25% on the expiry of 6 months from the grant date, 25% on the expiry of 12 months from the grant date, 25% on the expiry of 18 months from the grant date, 25% on the expiry of 24 months from the grant date.

- Nil (March 31, 2021: 209,611 and March 31, 2020: Nil) RSUs have graded vesting over 1 year: 25% on the expiry of 3 months from the grant date, 25% on the expiry of 6 months from the grant date, 25% on the expiry of 9 months from the grant date, 25% on the expiry of 12 months from the grant date.

- Nil (March 31, 2021: Nil and March 31, 2020: 180,714) RSUs have 100% vesting on September 30, 2022, Nil (March 31, 2021: 325,444 and March 31, 2020: 2,098) RSUs have 100% vesting on September 30, 2023, 547,060 (March 31, 2021: 779 and March 31, 2020: Nil) RSUs have 100% vesting on September 30, 2024 and 225,816 (March 31, 2021: Nil and March 31, 2020: Nil) RSUs have 100% vesting on September 30, 2026. Further, the Group's estimate of the number of shares to be issued is adjusted upward or downward based upon the probability of achievement of the factors like Group performance (revenue, profit and gross merchandise value) of next three financial years and service condition. Maximum shares the employees are eligible to receive under this scheme are 150% of the total RSUs granted.

- 861 (March 31, 2021: 583 and March 31, 2020: 772) RSUs were fully vested on the grant date.

- These RSUs can be exercised within a period of 48 months from the date of vesting or within a period of 6 months from the date of termination of employment, whichever is earlier.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

The number and weighted average exercise price of RSUs under share incentive plan are as follows:

	Weighted Average Exercise Price per share (USD)	Number of Awards	Weighted Average Exercise Price per share (USD)	Number of Awards	Weighted Average Exercise Price per share (USD)	Number of Awards
	For the Year Ended March 31
Particulars	2020	2020	2021	2021	2022	2022
Outstanding at beginning of the year	0.0005	5,734,826	0.0005	6,437,422	0.0005	5,979,731
Granted during the year	0.0005	1,334,759	0.0005	1,478,191	0.0005	2,413,442
Forfeited and expired during the year	0.0005	(319,399)	0.0005	(470,810)	0.0005	(424,405)
Exercised during the year	0.0005	(312,764)	0.0005	(1,465,072)	0.0005	(523,127)
Outstanding at the end of the year	0.0005	6,437,422	0.0005	5,979,731	0.0005	7,445,641
Exercisable at the end of the year	0.0005	2,812,252	0.0005	3,328,012	0.0005	3,869,396

The grant date fair value of RSUs granted during the year is in the range of USD 24.16 to USD 32.97 (March 31, 2021: USD 13.34 to USD 30.92 and March 31, 2020: USD 22.43 to USD 27.60).

The RSUs outstanding at March 31, 2022 have an exercise price per share of USD 0.0005 (March 31, 2021: USD 0.0005 and March 31, 2020: USD 0.0005) and a weighted average contractual life of 4.3 years (March 31, 2021: 4.2 years and March 31, 2020: 4.6 years).

During the year ended March 31, 2022, share based payment expense recognized under personnel expenses (refer note 13) amounted to USD 32,921 (March 31, 2021: USD 28,141 and March 31, 2020: USD 36,388) and, under legal and professional expenses (refer note 14) amounted to Nil (March 31, 2021: Nil and March 31, 2020: 144) for the RSUs granted under the share incentive plan.

ii) Employee Stock Options (ESOPs)

In 2010, the Group approved a share incentive plan in Mauritius, named the MakeMyTrip 2010 Share Incentive Plan (“Share Incentive Plan”). During the year ended March 31, 2020,  the Group granted ESOPs, under the plan to eligible employees. Each ESOP represents the right to receive one hundred common equity shares of the Group.

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

- These ESOPs can be exercised within a period of 48 months from the date of vesting or within a period of 6 months from the date of termination of employment, whichever is earlier.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

The number and weighted average exercise price of ESOPs under share incentive plan are as follows:

	Weighted Average Exercise Price per ESOP (USD)	Number of Awards	Weighted Average Exercise Price per ESOP (USD)	Number of Awards	Weighted Average Exercise Price per ESOP (USD)	Number of Awards
	For the Year Ended March 31
Particulars	2020	2020	2021	2021	2022	2022
Outstanding at beginning of the year	—	—	2,229	21,588	2,229	19,489
Granted during the year	2,229	21,588	—	—	—	—
Forfeited and expired during the year	2,229	—	2,229	(1,968)	2,229	—
Exercised during the year	2,229	—	2,229	(131)	2,229	—
Outstanding at the end of the year	2,229	21,588	2,229	19,489	2,229	19,489
Exercisable at the end of the year	—	—	2,229	6,409	2,229	12,949

The ESOPs outstanding at March 31, 2022 have an exercise price per option of USD 2,229 (March 31, 2021: USD 2,229 and March 31, 2020: USD 2,229) and a weighted average contractual life of 3.4 years (March 31, 2021: 4.5 years and March 31, 2020: 5.5 years).

During the year ended March 31, 2022, share based payment expense recognized under personnel expenses (refer note 13) amounted to USD 3,724 (March 31, 2021: USD 7,448 and March 31, 2020: USD 5,099) for the ESOPs granted under the share incentive plan.

Inputs for Measurement of Grant Date Fair Values of ESOPs

For the Year Ended March 31
Fair value of ESOP and assumptions	2020
Share price at grant date (USD)	2,302
Fair value at grant date (USD)	722 - 1,014
Exercise price (USD)	2,229
Expected volatility	43.8% - 49.0%
Expected term	3-5 years
Expected dividends	—
Risk-free interest rate	1.5%

c)	Bona Vita Employees Stock Option Plan 2016

In 2016, one of the Group’s subsidiary approved a share incentive plan in India, named the Bona Vita Employees Stock Option Plan 2016 (“Bona Vita ESOP Plan”). During the years ended March 31, 2020, 2021 and 2022 respectively, no employee stock options or ESOPs, were granted to employees. Each ESOP represents the right to receive one common share of the subsidiary.

ESOPs had graded vesting over 4 years from the grant date with first vesting date after one year from the grant date. The contractual life of the ESOPs granted under this plan was 10 years from the vesting date.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

The number and weighted average exercise price of employee stock options under the Bona Vita ESOP Plan are as follows:

	Weighted Average Exercise Price per share (USD)	Number of Awards
	For the Year Ended March 31
Particulars	2020	2020
Outstanding at beginning of the year	0.0154	13,664
Forfeited and expired during the year	0.0141	(9,117)
Exercised during the year	0.0141	(4,547)
Outstanding at the end of the year	—	—
Exercisable at the end of the year	—	—

During the year ended March 31, 2020, plan had been closed and all related liabilities had been settled with the employees.

During the years ended March 31, 2020, 2021 and 2022 share based payment expense recognized under personnel expenses (refer note 13) amounted to Nil for the ESOPs granted under the Bona Vita ESOP plan.

35)	FINANCIAL INSTRUMENTS

Credit Risk

Exposure to Credit Risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	As at March 31
Particulars	2021	2022
Trade and other receivables	27,331	39,623
Receivable from related party	55	53
Term deposits	154,868	264,185
Cash and cash equivalents (except cash in hand)	295,001	213,259
Total	477,255	517,120

The cash and cash equivalents and term deposits are mainly held with banks, which are rated AA+, A+, AAA, A, A-, AA-, BBB+ BB+, BBB-, based on rating agency Fitch ratings. The Group considers that its cash and cash equivalents and term deposits have low credit risk based on the external credit ratings of the counterparties.

The maximum exposure to credit risk for trade and other receivables at the reporting date by geographic region was:

	As at March 31
Particulars	2021	2022
India	23,571	34,185
Thailand	1,324	1,190
Malaysia	157	138
Singapore	188	370
Others	2,091	3,740
Total	27,331	39,623

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

The maximum exposure to credit risk for trade and other receivables at the reporting date by type of counterparty was:

	As at March 31
Particulars	2021	2022
Airlines	6,239	10,081
Retail customers	117	307
Corporate customers	10,757	14,905
Deposit with hotels and others	5,900	6,516
Others	4,318	7,814
Total	27,331	39,623

Impairment Losses

The Group uses a provision matrix to compute the expected credit loss allowance for trade and other receivables. The provision matrix takes into account available external and internal credit risk factors such as credit default and the Group's historical experience for customers.

The age of trade and other receivables at the reporting date was:

	As at March 31
	2021		2022
Particulars	Gross	Impairment	Gross	Impairment
Not past due	11,937	—	19,827	—
Past due 0-30 days	7,600	—	11,407	—
Past due 30-120 days	4,704	—	5,564	—
More than 120 days	5,571	2,481	5,637	2,812
Total	29,812	2,481	42,435	2,812

The movement in the allowance for impairment in respect of trade and other receivables during the year was as follows:

	For the year ended March 31
Particulars	2021	2022
Balance at the beginning of the year	2,893	2,481
Allowance for impairment	358	904
Amounts written off against the allowance	(908)	(493)
Effects of movement in exchange rate	138	(80)
Balance at the end of the year	2,481	2,812

Allowance for impairment mainly represents amounts due from airlines and retail customers. Based on historical experience, the Group believes that no impairment allowance is necessary, apart from above, in respect of trade and other receivables.

Liquidity risk

The balanced view of liquidity and financial indebtedness (excluding lease liabilities) is stated in the table below:

	As at March 31
Particulars	2021	2022
Cash and cash equivalents	295,066	213,283
Term deposits	154,868	264,185
Loans and borrowings	(188,309)	(202,632)
Net cash position	261,625	274,836

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

As at March 31, 2021

Non-derivative financial liabilities (including hybrid financial liabilities)	Carrying amount	Contractual cash flows*	6 months or less	6 -12 months	1 -2 years	2 -5 years	More than 5 years
Convertible notes	187,574	(230,000)	—	—	—	(230,000)	—
Lease liabilities	15,646	(21,956)	(1,745)	(1,798)	(3,636)	(8,318)	(6,459)
Secured bank loans	735	(824)	(186)	(174)	(258)	(206)	—
Trade and other payables	53,581	(53,581)	(53,581)	—	—	—	—
Other liabilities (related to business combination)	14,875	(17,055)	(5,685)	—	(5,685)	(5,685)	—
Refund due to customers	49,527	(49,527)	(49,527)	—	—	—	—
Total	321,938	(372,943)	(110,724)	(1,972)	(9,579)	(244,209)	(6,459)

Notes: *	Represents undiscounted cash flows of interest and principal

As at March 31, 2022

Non-derivative financial liabilities (including hybrid financial liabilities)	Carrying amount	Contractual cash flows*	6 months or less	6 -12 months	1 -2 years	2 -5 years	More than 5 years
Convertible notes	201,240	(230,000)	—	—	(230,000)	—	—
Lease liabilities	13,952	(18,847)	(1,953)	(1,706)	(3,058)	(8,269)	(3,861)
Secured bank loans	1,392	(1,590)	(278)	(249)	(444)	(619)	—
Trade and other payables	62,827	(62,827)	(62,827)	—	—	—	—
Other liabilities (related to business combination)	10,075	(11,025)	(5,513)	—	(5,512)	—	—
Other liabilities (related to Hotel Travel Group)	13,000	(13,000)	(4,360)	(4,320)	(4,320)	—	—
Refund due to customers	35,970	(35,970)	(35,970)	—	—	—	—
Total	338,456	(373,259)	(110,901)	(6,275)	(243,334)	(8,888)	(3,861)

Notes: *	Represents undiscounted cash flows of interest and principal

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

The Group’s exposure to foreign currency risk was based on the following amounts as at the reporting dates (in equivalent USD):

Between USD and INR

	As at March 31
Particulars	2021	2022
Trade and other receivables	956	1,288
Trade and other payables	(210,884)	(277,577)
Cash and cash equivalents	136	—
Net exposure	(209,792)	(276,289)

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

The following significant exchange rates applied during the year:

	Average exchange rate per unit		Reporting date rate per unit
	Financial Year		As at March 31
USD	2020-21	2021-22	2021	2022
INR 1	0.0135	0.0134	0.0136	0.0132

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

	For the year ended March 31
Particulars	2021	2022
10% strengthening of USD against INR	(19,072)	(25,117)

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

The Group does not have any variable rate interest bearing financial instruments, hence there is no risk relating to change in interest rates.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Fair values

Fair Values versus Carrying Amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	As at March 31, 2021		As at March 31, 2022
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets measured at fair value
Other investments - equity securities (FVOCI)	5,409	5,409	452	452
Other investments - equity securities (FVTPL)	—	—	3,412	3,412
Other investments - other securities (FVTPL)	—	—	68	68
	5,409	5,409	3,932	3,932

Financial assets not measured at fair value (Amortised cost)
Trade and other receivables	27,331	27,331	39,623	39,623
Term deposits	154,868	154,868	264,185	264,185
Cash and cash equivalents	295,066	295,066	213,283	213,283
Receivable from related party	55	55	53	53
Other investments - other securities	99	99	99	99
	477,419	477,419	517,243	517,243

Financial liabilities measured at fair value
Other liabilities (related to business combination)	14,875	14,875	10,075	10,075
	14,875	14,875	10,075	10,075

Financial liabilities not measured at fair value (amortised cost)
Secured bank loans	735	735	1,392	1,392
Trade and other payable	53,581	53,581	62,827	62,827
Refund due to customers	49,527	49,527	35,970	35,970
Other liabilities (related to Hotel Travel Group)	—	—	13,000	13,000
Convertible notes	187,574	187,574	201,240	198,009
	291,417	291,417	314,429	311,198

The fair value measurements of financial assets and liabilities reported above have been categorized as Level 1 and Level 3 fair values based on the inputs to the valuation techniques used.

Fair value of trade and other receivables, term deposits, cash and cash equivalents, receivable from related party, other liabilities (related to Hotel Travel Group), trade and other payables, and refund due to customers reasonably approximates to its carrying amount.

The fair value of convertible notes is determined using discounted cash flows. The valuation model considers the present value of expected payments, discounted using a risk-adjusted discount rate.

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	As at March 31, 2021
Particulars	Level 1	Level 2	Level 3	Total
Other investments (equity securities-FVOCI)	—	—	5,409	5,409
Total Assets	—	—	5,409	5,409

Other liabilities (related to business combination)	—	—	14,875	14,875
Total Liabilities	—	—	14,875	14,875

	As at March 31, 2022
Particulars	Level 1	Level 2	Level 3	Total
Other investments - equity securities (FVOCI)	—	—	452	452
Other investments - equity securities (FVTPL)	—	—	3,412	3,412
Other investments - other securities (FVTPL)	68	—	—	68
Total Assets	68	—	3,864	3,932

Other liabilities (related to business combination)	—	—	10,075	10,075
Total Liabilities	—	—	10,075	10,075

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

	As at March 31, 2022
Particulars	Other liabilities (related to business combination)	Other investments (equity securities-FVOCI)	Other investments (equity securities - FVTPL)
Opening balances	14,875	5,409	—
Acquired during the year (refer note 9)	—	—	3,412
Total gains and losses recognized in:
- profit or loss	1,181	—	—
- other comprehensive income (loss)
-net change in fair value	—	33,543	—
-effect of movements in foreign exchange rates	(368)	—	—
Payment during the period (refer note 7 (b))	(5,613)	—	—
Proceeds from sale of investment (refer note 9)	—	(38,500)	—
Closing balances	10,075	452	3,412

Valuation Techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 3 fair values as at March 31, 2022 and March 31, 2021, as well as the significant unobservable inputs used.

Financial Instruments measured at fair value:

Type	Valuation technique	Significant unobservable inputs	Inter- relationship between significant unobservable inputs and fair value measurement
Other investments - equity securities (FVOCI)	March 31, 2021: Discounted cash flows: The valuation model considers the present value of expected free cash flows, discounted using a risk adjusted discount rate.	Forecast annual revenue growth rate : March 31, 2021: 4% - 25% Forecast EBITDA margin: March 31, 2021: (3%) - 25% Risk adjusted discount rate: March 31, 2021: 17.0%

The estimated fair value would increase (decrease) if :

  - the annual revenue growth rate were higher (lower)

  - the EBITDA margin were higher (lower)

  - the risk adjusted discount rate was lower (higher)

Other investments - equity securities (FVTPL)	Price of recent transaction	Not applicable	Not applicable
Other liabilities (related to business combination)	Discounted cash flows: The valuation model considers the present value of the expected future payments, discounted using a risk-adjusted discount rate.	Expected cash flows: USD 11,025 (March 31, 2021: USD 17,054) Risk-adjusted discount rate: 10.2% (March 31, 2021: 10.2% )	The estimated fair value would increase (decrease) if: – the expected cash flows were higher (lower); – the risk-adjusted discount rate were lower (higher).

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

Sensitivity Analysis

Other investments – equity securities (FVOCI)

For the fair values of other investments-equity securities, reasonably possible changes of 100 basis points at the reporting date to one of the significant unobservable inputs, holding other inputs constant, would have the following effects:

	For the year ended March 31, 2021
	Other Comprehensive Income
	Increase	Decrease
Annual revenue growth rate	424	(414)
EBITDA Margin	265	(265)
Risk adjusted discount rate	(419)	492

Other liabilities (related to business combination)

For the fair values of other liabilities related to business combination, reasonably possible changes of 100 basis points at the reporting date to one of the significant unobservable inputs, holding other inputs constant, would have the following effects:

	For the year ended March 31, 2021		For the year ended March 31, 2022
	Profit or loss		Profit or loss
	Increase	Decrease	Increase	Decrease
Risk adjusted discount rate	179	(185)	77	(79)

Impact of COVID-19 pandemic

Financial assets of USD 477,620 as at March 31, 2022 (March 31, 2021: USD 450,088), carried at amortised cost is in the form of cash and cash equivalents, term deposits with bank, other investments - other securities and receivable from related party where the Group has assessed the counterparty credit risk. Trade and other receivables of USD 39,623 as at March 31, 2022 (March 31, 2021: USD 27,331), forms a significant part of the financial assets carried at amortised cost which is valued considering provision for allowance using expected credit loss method. In addition to the historical pattern of credit loss, management have considered the likelihood of increased credit risk and consequential default considering emerging situations due to the COVID-19 pandemic. This assessment is not based on any mathematical model but an assessment considering the nature of counterparty, impact immediately seen in the demand outlook of these counterparties and the financial strength of the counterparties in respect of whom amounts are receivable.

36)	CAPITAL COMMITMENTS

Estimated amount of contracts remaining to be executed on capital account and not provided for (net of advances) aggregate to USD 914 as at March 31, 2022 (March 31, 2021: USD 77).

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

37)	LEASES

Leases as lessee

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

	As at March 31
	2021	2022
Opening balance	23,330	14,038
Additions to right-of-use assets	1,275	1,891
Derecognition of right-of-use assets	(6,625)	(876)
Depreciation charged during the year	(4,333)	(3,064)
Effect of movements in foreign exchange rates	391	(371)
Closing Balance	14,038	11,618

ii) Amounts recognised in consolidated statement of profit or loss and other comprehensive income

	For the year ended March 31
	2020	2021	2022
Interest on lease liabilities (refer note 16)	2,731	1,867	1,569
Depreciation on right-of-use assets (refer note 18)	5,284	4,333	3,064

iii) Amounts recognised in statement of cash flows

	For the year ended March 31
	2020	2021	2022
Total cash outflows for leases (principal + interest)	6,212	3,912	3,340

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

Impact of COVID-19 pandemic

The Group had adopted amendment in IFRS 16 related to COVID- 19 – Related Rent Concession which provide lessees with an exemption from assessing whether a COVID-19 -related rent concession is a lease modification. It requires lessees that apply the exemption to account for COVID-19 -related rent concessions as if they were not lease modifications. Lessees need to disclose that fact and need to apply the exemption retrospectively in accordance with IAS 8, but they do not require to restate prior period numbers. The practical expedient is available only for lease payments originally due up to June 2022 , the Group has applied this practical expedient to all those rent concessions that meet the conditions prescribed in the said amendment. Accordingly, the Group has reversed lease liabilities with a corresponding recognition of income in the Consolidated Statement of Profit or Loss and Other Comprehensive Income of USD 240 for the year ended March 31, 2022 (March 31, 2021: USD 911).

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

38)	RELATED PARTIES

Related parties and nature of related party relationships:

Nature of relationship	Name of related parties
Key management personnel	Deep Kalra
Key management personnel	Rajesh Magow
Key management personnel	Mohit Kabra
Key management personnel	Aditya Tim Guleri
Key management personnel	James Jianzhang Liang#
Key management personnel	Paul Laurence Halpin#^
Key management personnel	Jane Jie Sun# (from August 30, 2019)
Key management personnel	Cindy Xiaofan Wang# (from August 30, 2019)
Key management personnel	Xing Xiong# (from August 30, 2019)
Key management personnel	Xiangrong Li (from September 6, 2019)
Key management personnel	Vivek Narayan Gour (upto September 6, 2019)
Key management personnel	Patrick Luke Kolek* (upto August 30, 2019)
Key management personnel	Charles St Leger Searle* (upto August 30, 2019)
Key management personnel	Aileen O’Toole* (upto August 30, 2019)
Entity providing key management personnel services	IQ EQ Corporate Services (Mauritius) Limited
Entities having significant influence over the Company and its subsidiaries	Naspers Limited and its subsidiaries (upto August 30, 2019)
Entities having significant influence over the Company and its subsidiaries	Trip.com Group Limited and its subsidiaries (from August 30, 2019)
Equity-accounted investee	Simplotel Technologies Private Limited
Equity-accounted investee	Saaranya Hospitality Technologies Private Limited
Equity-accounted investee	Pasajebus SpA (from May 7, 2019)
Equity-accounted investee	Inspirock, Inc. (upto October 19, 2021)
Equity-accounted investee and its subsidiaries	HolidayIQ Pte. Ltd and its subsidiaries (upto January 10, 2020)

Notes: #	nominees of Trip.com Group, Limited (Trip.com)
^

Paul Laurence Halpin, who was formerly a nominee of MIH Internet SEA Pte. Ltd (MIH) (subsidiary of Naspers Limited), continues to serve on the board of directors of the Group as a nominee of Trip.com with effect from August 30, 2019.

*nominees of MIH

(A)  Transactions with key management personnel:

Key management personnel compensation comprised**:

	For the year ended March 31
Particulars	2020	2021	2022
Short-term employee benefits	2,287	1,961	2,351
Contribution to defined contribution plan	184	21	30
Share based payment	19,804	16,767	16,930
Legal and professional	77	38	84
Total	22,352	18,787	19,395

Note: **	Cost related to defined benefit liability and liability for compensated absences has not been considered, since the provisions are based on actuarial valuations for the Group’s entities as a whole.

	As at March 31
Balance Outstanding	2021	2022
Employee related payables	1,207	746
Accrued expenses	34	75

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

(B)	Transactions with entity providing key management personnel services:

	For the year ended March 31
Transactions	2020	2021	2022
Key management personnel services	4	5	7
Consultancy services	28	13	16

(C)	Transactions with entity having significant influence over the Company and its subsidiaries:

a)Naspers Limited and its subsidiaries

The Company collects payment from end customers through subsidiaries of Naspers Limited which are online payment service providers. In this arrangement, payment of Nil (March 31, 2021: Nil and March 31, 2020:USD 402,242) was collected by these entities on behalf of the Company and such amounts were remitted to the Company within a predefined time period. Further, service fee of Nil (March 31, 2021: Nil and March 31, 2020: USD 5,070) was charged by these entities for rendering these services to the Company, which is recognised under payment gateway charges (refer note 14).

b)	Trip.com and its subsidiaries

	For the year ended March 31
Transactions	2020	2021	2022
Sale (refund) of air ticketing^	1,241	(14)	211
Purchase (refund) of air ticketing^	21,610	(659)	475
Sale of hotels and packages^	7,734	425	1,204
Purchase of hotels and packages^	6,451	647	3,015
Commission received	190	11	23
Commission paid	1,087	61	149
Other operating expenses	1,556	284	306
Advance given	—	—	1,074
Advance given received back	—	—	1,074

^	represents gross amount booked/charged for the air ticketing and hotels and packages transactions

	As at March 31
Balance Outstanding	2021	2022
Trade and other receivables	62	345
Trade payables	489	373
Advance to vendor	—	21

(D)	Transactions with equity-accounted investees and its subsidiaries:

a)	Saaranya Hospitality Technologies Private Limited

	For the year ended March 31
Transactions	2020	2021	2022
Loan given	—	55	—
Interest income	—	3	3

	As at March 31
Balance Outstanding	2021	2022
Loan outstanding	55	53
Interest accrued	—	*

* less than 1

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

b)	PasajeBus SpA

In May 2019, the Group has acquired approximately 20.5% equity stake in PasajeBus Spa, by exercising its right which was acquired as a part of business combination.

	For the year ended March 31
Transactions	2020	2021	2022
Ancillary revenue	110	81	114

	As at March 31
Balance Outstanding	2021	2022
Trade receivables	22	19

c) Inspirock, Inc.

In April 2015, the Company had acquired approximately 20.6% ownership interest at a cost of USD 1,945 in Inspirock, which owned and operated www.inspirock.com, an online planning tool for completely customizable itineraries. The investment had been classified as investment in equity-accounted investee in the financial statements.

In October 2021, Inspirock, with the requisite consent of its shareholders (including the Company), was acquired by Klarna Holding Plc. As a result of this transaction, the Company has received a net consideration of USD 3,865 (net of expenses: USD 24), partly in form of cash of USD 453 (including amount of USD 117 held in escrow account, refer note 24) and USD 3,412 in form of equity shares of Klarna Holding Plc, in lieu of its shareholding in Inspirock. As a result, Inspirock has ceased to be an associate of the Company and accordingly, the equity method accounting has been discontinued and the investment in Klarna Holding Plc, is now being carried and accounted for as an equity investment at FVTPL under IFRS 9 ‘Financial Instruments’. The Company has recognised a gain of USD 2,251 in the statement of profit or loss and other comprehensive income, on account of discontinuation of equity method of accounting on disposal of this investment. The carrying amount of this equity accounted investee as on the date of transaction was USD 1,638.

d)	HolidayIQ Pte. Ltd and its subsidiaries

	For the year ended March 31
Transactions	2020	2021	2022
Revenue from air ticketing	6	—	—
Services received	11	—	—

During the year ended March 31, 2020, the Group has sold its entire stake in HolidayIQ Pte. Ltd for total consideration of USD 700.

(E)	Terms & conditions

All outstanding balances with these related parties are to be settled in cash. None of the balances is  secured. No expense has been recognised in the current year or prior year for bad or doubtful debts in respect of amounts owed by related parties.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

39)	LIST OF MATERIAL SUBSIDIARIES

S. No.	Name of entity	Place of Incorporation	Ownership interest as at March 31, 2021	Ownership interest as at March 31, 2022
1	MakeMyTrip Inc.	Delaware, USA	100%	100%
2	MakeMyTrip (India) Private Limited	India	100%	100%
3	Ibibo Group Holdings (Singapore) Pte. Ltd.	Singapore	100%	100%
4	Ibibo Group Private Limited	India	100%	100%
5	Bitla Software Private Limited	India	100%	100%

40)	ACQUISTION OF NON-CONTROLLING INTEREST

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

The Parliament of India has approved the Code on Social Security, 2020 which would impact the contributions by the Group towards defined benefit liability. The effective date from which the changes are applicable is yet to be notified and the rules are yet to be framed. The Group will carry out an evaluation of the impact and record the same in the financial statements in the period in which the Code becomes effective and the related rules are published.

43)    SUBSEQUENT EVENT

On April 5, 2022, the Group through one of its Indian subsidiaries, acquired majority interest in Book My Forex Private Limited, a leading online foreign currency exchange service provider in India. This investment will help the Group in enhancing the foreign exchange options provided particularly to its outbound travelling customers. This business acquisition was executed by entering into a Share Purchase Agreement (‘SPA’) for a cash consideration of USD 7,711. The Group is in the process of completing the business combination accounting with respect to this acquisition in line with the transaction documents.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

44)	QUARTERLY FINANCIAL DATA (UNAUDITED)
(source: condensed consolidated interim financial statements)

	For the three months ended				Year Ended
	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	March 31, 2022
Revenue
Air ticketing	14,711	21,304	27,369	25,328	88,712
Hotels and packages	11,374	33,513	67,248	45,132	157,267
Bus ticketing	4,197	8,386	14,673	12,640	39,896
Other revenue	2,551	4,276	5,733	5,487	18,047
Total revenue	32,833	67,479	115,023	88,587	303,922
Other income	337	383	2,562	208	3,490
Service cost
Procurement cost of hotels and packages services	1,967	7,939	28,990	15,864	54,760
Other cost of providing services	441	843	1,450	1,256	3,990
Personnel expenses	26,457	29,790	30,388	30,289	116,924
Marketing and sales promotion expenses	5,147	11,593	22,231	12,062	51,033
Other operating expenses	11,272	18,318	32,972	19,013	81,575
Depreciation, amortization and impairment	7,401	7,371	7,766	6,958	29,496
Result from operating activities	(19,515)	(7,992)	(6,212)	3,353	(30,366)
Loss before tax	(24,996)	(8,590)	(9,588)	(3,500)	(46,674)
Loss for the period	(24,453)	(8,023)	(9,035)	(4,056)	(45,567)

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

	For the three months ended				Year Ended
	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	March 31, 2021
Revenue
Air ticketing	3,756	10,873	18,168	24,216	57,013
Hotels and packages	1,121	4,388	24,405	38,062	67,976
Bus ticketing	338	2,652	10,096	11,809	24,895
Other revenue	1,146	3,139	4,137	5,134	13,556
Total revenue	6,361	21,052	56,806	79,221	163,440
Other income	1,360	416	479	1,417	3,672
Service cost
Procurement cost of hotels and packages services	237	397	6,167	12,345	19,146
Other cost of providing services	97	313	1,172	1,580	3,162
Personnel expenses	24,980	25,356	26,579	28,746	105,661
Marketing and sales promotion expenses	884	2,294	7,795	11,768	22,741
Other operating expenses	7,627	10,308	15,020	18,120	51,075
Depreciation and amortization	8,483	8,870	7,895	7,762	33,010
Result from operating activities	(34,587)	(26,070)	(7,343)	317	(67,683)
Loss before tax	(34,704)	(21,309)	(3,569)	(967)	(60,549)
Profit (loss) for the period	(34,570)	(21,177)	(3,496)	3,201	(56,042)

Exhibit Index

1.1	Constitution of MakeMyTrip Limited (Incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

1.2	Terms of Issue of Class B Shares (Incorporated by reference to Exhibit B to Exhibit 99.1 of the proxy statement on Form 6-K (File No. 001-34837) as filed with the SEC on November 22, 2016).

2.1	Form of ordinary share certificate (Incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

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

4.17

Addendum 1 to the Lease Deed dated February 18, 2020 by and between DLF Cyber City Developers Limited and MMT India. (Incorporated by reference to Exhibit 4.17 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on July 13, 2021).

4.18

Addendum 2 to the Lease Deed dated February 18, 2020 by and between DLF Cyber City Developers Limited and MMT India (Incorporated by reference to Exhibit 4.18 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on July 13, 2021).

4.19

Addendum 3 to the Lease Deed dated February 18, 2020 by and between DLF Cyber City Developers Limited and MMT India (Incorporated by reference to Exhibit 4.19 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on July 13, 2021).

4.20

Sanction Letter for Working Capital Facilities dated December 21, 2020 between MMT India and Axis Bank (Incorporated by reference to Exhibit 4.20 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on July 13, 2021).

4.21

Sanction Letter for Working Capital Facilities dated December 19, 2020 between Ibibo India and Axis Bank (Incorporated by reference to Exhibit 4.21 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on July 13, 2021).

4.22

Sanction Letter for Working Capital Facilities dated December 10, 2020 between Citibank N.A. and Ibibo India (Incorporated by reference to Exhibit 4.22 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on July 13, 2021).

4.23

Sanction Letter for Working Capital Facilities dated December 10, 2020 between Citibank N.A. and Ibibo India (Incorporated by reference to Exhibit 4.23 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on July 13, 2021).

4.24

Sanction Letter for Credit Facilities dated April 3, 2021 between HDFC Bank and MMT India (Incorporated by reference to Exhibit 4.24 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on July 13, 2021).

4.25

Sanction Letter for Credit Facilities dated November 24, 2020 between HDFC Bank and Ibibo India (Incorporated by reference to Exhibit 4.25 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on July 13, 2021).

4.26

Credit Letter Arrangement dated December 22, 2020 between ICICI Bank and MMT India (Incorporated by reference to Exhibit 4.26 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on July 13, 2021).

4.27

Credit Letter Arrangement dated December 22, 2020 between ICICI Bank and Ibibo India (Incorporated by reference to Exhibit 4.27 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on July 13, 2021).

4.28

Sanction Letters for Renewal of Credit Limits dated September 14, 2020 by and between MMT India and IndusInd Bank Limited (Incorporated by reference to Exhibit 4.28 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on July 13, 2021).

4.29

Renewal cum Modification of Credit Limits dated September 16, 2020 by and between Ibibo India and IndusInd Bank Limited (Incorporated by reference to Exhibit 4.29 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on July 13, 2021).

4.30**	Facility Advice Letter dated April 28, 2021 by and between MMT India and The Hongkong and Shanghai Banking Corporation Limited.

4.31

Revolving Loan Facility dated August 18, 2020 by and between MakeMyTrip FZ LLC and Ctrip.com (Hong Kong) Limited (Incorporated by reference to Exhibit 99.1 to the Form 6-K (File No. 001-34837) as filed with the Securities and Exchange Commission on September 30, 2020).

4.32

Indenture dated February 9, 2021 by and between MakeMyTrip Limited and The Bank of New York Mellon, as trustee, for the 0.00% Convertible Senior Notes due 2028 (Incorporated by reference to Exhibit 99.1 to the Form 6-K (File No. 001-34837) as filed with the Securities and Exchange Commission on February 9, 2021).

4.33	Form of 0.00% Convertible Senior Notes due 2028 (included in indenture filed as Exhibit 4.32).

8.1**	List of significant subsidiaries of MakeMyTrip Limited.

12.1**	Certification by the Chief Executive Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2**	Certification by the Chief Financial Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1**	Consent of Independent Registered Public Accounting Firm.

101.INS**	Inline XBRL Instance Document

101.SCH**	Inline XBRL Taxonomy Extension Schema Document

101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)

Notes:

**	Filed herewith
#	Confidential treatment requested at the time of filing or portions of the exhibit have been omitted, as applicable