Form 20-F
period 2023-03-31
MakeMyTrip Ltd
filed 2023-07-25
CIK 1495153

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2023

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

Class	Number of Shares Outstanding as of March 31, 2023
Ordinary shares, $0.0005 par value per share (“ordinary shares”)	66,462,562 shares outstanding
Class B convertible ordinary shares, par value $0.0005 per share (“Class B Shares”)	39,667,911 shares outstanding

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

Yes ☒ No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Yes ☐ No ☐

CONVENTIONS USED IN THIS ANNUAL REPORT

In this Annual Report, we refer to information regarding the travel service industry and our competitors from market research reports, analyst reports and other publicly available sources, including the Directorate General of Civil Aviation, the Indian governmental regulatory body for civil aviation, or the DGCA; the World Economic Forum, or WEF; and the International Air Transport Association, or IATA.

We conduct our business principally through our wholly-owned Indian subsidiaries, MakeMyTrip (India) Private Limited, or MMT India, and redBus India Private Limited, or redBus India. On February 1, 2023, we completed the transfer of our Goibibo business from ibibo Group Private Limited, or ibibo India, to MMT India pursuant to a scheme of arrangement between our wholly-owned Indian subsidiaries, MMT India and ibibo India. Our redBus business was retained by ibibo India and ibibo India was subsequently renamed redBus India. References to “MakeMyTrip”, “Goibibo” and “redBus” in this Annual Report refer to our MakeMyTrip, Goibibo and redBus brands and platforms, respectively. Our other key operating subsidiaries include ITC Bangkok Co., Ltd., Thailand, the main operating entity of the group of companies known as the ITC Group; Luxury Tours & Travel Pte. Ltd., Singapore, or Luxury Tours; MakeMyTrip Inc., or MMT USA; MakeMyTrip Travel & Tourism L.L.C, or MMT UAE; Bitla Software Private Limited, or Bitla; Quest 2 Travel.com India Private Limited, or Quest 2 Travel; Book My Forex Private Limited, or Book My Forex; Simplotel Technologies Private Limited, or Simplotel; and TripMoney Fintech Solutions Private Limited, or TripMoney. In this Annual Report, unless otherwise stated or unless the context otherwise requires, references to “we”, “us”, “our”, “our company” or “our group” are to MakeMyTrip Limited and its subsidiaries collectively, and references to “our holding company” are to MakeMyTrip Limited on a standalone basis.

In this Annual Report, references to “US”, “U.S.”, “the United States” or “USA” are to the United States of America, its territories and its possessions, references to “India” are to the Republic of India, references to “Colombia” are to the Republic of Colombia, references to “GCC” are to the Gulf Cooperation Council, references to “Indonesia” are to the Republic of Indonesia, references to “Malaysia” are to the Federation of Malaysia, references to “Mauritius” are to the Republic of Mauritius, references to “Peru” are to the Republic of Peru, references to “Singapore” are to the Republic of Singapore, references to “Thailand” are to the Kingdom of Thailand and references to “UAE” are to the United Arab Emirates. References to “$”, “dollars” or “US dollars” are to the legal currency of the United States and references to “Rs.,” “Rupees”, “INR” or “Indian Rupees” are to the legal currency of India and references to “Emirati Dirhams” are to the legal currency of the UAE.

Solely for the convenience of the reader, this Annual Report contains translations of certain Indian Rupee amounts into US dollars at specified rates. Except as otherwise stated in this Annual Report, all translations from Indian Rupees to US dollars are based on the middle rate of Rs.82.16 per $1.00 on March 31, 2023 as per rates available on www.oanda.com. No representation is made that the Indian Rupee amounts referred to in this Annual Report could have been or could be converted into US dollars at such rates or any other rates. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Unless otherwise indicated, the consolidated financial statements as of March 31, 2022 and 2023 and for the fiscal years ended March 31, 2021, 2022 and 2023 included elsewhere in this Annual Report have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. References to a particular “fiscal year” are to our fiscal year ended March 31 of that year. Our fiscal quarters end on June 30, September 30, December 31 and March 31. References to a year other than a “fiscal” year are to the calendar year ended December 31.

CERTAIN KEY PERFORMANCE INDICATORS AND NON-IFRS MEASURES

We refer to certain non-IFRS measures in various places within this Annual Report, including “Adjusted Operating Profit (Loss)”, “Adjusted Net Profit (Loss)”, “Adjusted Diluted Earnings (Loss) per Share” and constant currency results. Our key performance indicators are “Adjusted Margin” and “Adjusted Margin %” which are also non-IFRS measures referred to in various places within this Annual Report.

We evaluate our financial performance in each of our reportable segments based on our key performance indicators, Adjusted Margin and Adjusted Margin %, which are non-IFRS measures and segment profitability measures. Adjusted Margin represents IFRS revenue after adding back customer inducement costs in the nature of customer incentives, customer acquisition costs and loyalty program costs which are reported as a reduction of revenue, and deducting the cost of acquisition of services primarily relating to sales to customers where we act as the principal. Adjusted Margin % represents Adjusted Margin as a percentage of gross bookings.

Our Consolidated Statement of Profit or Loss and Other Comprehensive Income reports customer inducement costs as a reduction of revenue in the respective revenue lines. As certain parts of our revenues are recognized on a “net” basis when we are acting as an agent, and other parts of our revenue are recognized on a “gross” basis when we are acting as the principal, we evaluate our financial performance in each of our reportable segments based on Adjusted Margin, which is a non-IFRS measure and a segment profitability measure, as we believe that Adjusted Margin reflects the value addition of the travel services that we provide to our customers. Income from packages, including income on airline tickets sold to customers as a part of tours and packages is accounted for on a “gross” basis as the Company controls the services before such services are transferred to travelers. Revenue from the packages business which is accounted for on a “gross” basis represents the total amount paid by customers for these travel services and products, while our cost of procuring the relevant services and products for sale to our customers in this business is classified as service cost. See “Item 5. Operating and Financial Review and Prospects — Our Revenue, Service Cost and Expenses — Revenue.”

We also refer to Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per Share which are non-IFRS measures and most directly comparable to results from operating activities, profit (loss) for the year and diluted earnings (loss) per share for the year, respectively, each of which is an IFRS measure. We use financial measures that exclude share-based compensation expense, merger and acquisitions related expenses, amortization of acquired intangibles, provision for litigations, gain on discontinuation of equity-accounted investment, net change in financial liability relating to acquisitions, change in fair value of financial asset measured at fair value through profit or loss (FVTPL), share of loss (profit) of equity-accounted investees, interest expense on financial liabilities measured at amortized cost and income tax benefit for our internal management reporting, budgeting and decision making purposes, including comparing our operating results to that of our competitors.

A limitation of using Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per Share instead of results from operating activities, profit (loss) for the year and diluted earnings (loss) per share calculated in accordance with IFRS as issued by the IASB is that these non-IFRS measures exclude a recurring cost, for example, share-based compensation. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per Share. Because of varying available valuation methodologies and subjective assumptions that companies can use when adopting IFRS 2 “Share based payment,” management believes that providing non-IFRS measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies. For a description of the components and calculation of “Adjusted Operating Profit (Loss)”, “Adjusted Net Profit (Loss)”, and “Adjusted Diluted Earnings (Loss) per Share” and a reconciliation of these non-IFRS measures to the most directly comparable IFRS measures, see “Item 5. Operating and Financial Review and Prospects — Certain Key Performance Indicators and Non-IFRS Measures” elsewhere in this Annual Report.

Constant currency results are financial measures that are not prepared in accordance with IFRS, and assume constant currency exchange rates used for translation based on the rates in effect during the comparable period in the prior fiscal year. Because the impact of changing foreign currency exchange rates may not provide an accurate baseline for analyzing trends in our business, management believes percentage growth in constant currency is an important metric for evaluating our operations. Constant currency is a non-IFRS measure and it should not be considered as a substitute for measures prepared in accordance with IFRS.

We believe that our current calculations of Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss), Adjusted Diluted Earnings (Loss) per Share, Adjusted Margin, Adjusted Margin % and change in constant currency represent a balanced approach to adjusting for the impact of certain discrete, unusual or non-cash items and other items such as customer inducement costs in the nature of customer incentives, customer acquisition costs and loyalty program costs, which we believe are representative of our operating results and provide useful information to investors and analysts. We believe that investors and analysts in our industry use these non-IFRS measures and key performance indicators to compare our company and our performance to that of our global peers.

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

In some cases, these forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to”, “project”, “seek”, “should” or other similar expressions.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information — D. Risk Factors,” and the following:

•
the impact of pandemics such as COVID-19 (as defined herein) on our business, the travel industry and the economy of India and elsewhere generally;
•
our ability to maintain and expand our supplier relationships;
•
our ability to obtain additional financing to fund future operational needs and to meet our payment obligations under our 2028 Notes;
•
our reliance on technology;
•
our ability to expand our business, implement our strategy and effectively manage our growth;
•
our ability to successfully implement our growth strategy;
•
our ability to attract, train and retain executives and other qualified employees;
•
the potential for disruptive competition in the Indian travel industry;
•
risks associated with online commerce security;
•
political and economic stability in and around India, Sri Lanka, Ukraine, Russia and other key travel destinations in Asia, Europe and Latin America; and
•
the effect of the material weakness that our management had previously identified in our internal control over financial reporting and our ability to implement and maintain effective internal control over financial reporting.

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

Risks Related to Us and Our Industry

The COVID-19 Pandemic Has Materially Adversely Affected, And May Further Adversely Impact, the Travel Industry and Our Business, Financial Condition, Results of Operations and Cash Flows.

Since the fourth quarter of fiscal year 2020, the world has been and continues to be impacted by the COVID-19 pandemic. In response to the COVID-19 pandemic, the government in India and governments in many countries and regions implemented containment measures, such as imposing lockdowns and restrictions on travel and business operations and advising or requiring individuals to drastically limit the time spent outside of their homes. The ability to travel was diminished by city, state and national border closures, mandated travel restrictions and limited operations of airlines and hotels. Many of our customers and suppliers, including hotels and airlines, drastically reduced their service offerings or ceased operations entirely.

The measures implemented to contain and mitigate the COVID-19 pandemic had a significant negative effect on our business, financial condition, results of operations and cash flows throughout much of fiscal years 2021 and 2022. For example, in the fourth quarter of fiscal year 2020, we experienced a significant decline in travel demand resulting in significant customer cancellations and refund requests and reduced new orders relating to international and domestic travel and lodging. We observed a significant decrease in supply of domestic transportation tickets and international air tickets in response to comprehensive containment measures in India and international regions.

The COVID-19 pandemic had severely impacted travel demand globally in terms of affecting consumers’ sentiment and their willingness to travel, which had caused airlines and hotels in India and around the world to operate at significantly reduced service levels throughout much of fiscal years 2021 and 2022. The COVID-19 pandemic also contributed to significant weakness in the macroeconomic environment and heightened volatility in financial markets, including rising inflation and interest rates. In India, we witnessed a rapid resurgence of daily recorded case counts towards the end of the fourth quarter of fiscal year 2021 which peaked in the first quarter of fiscal year 2022, resulting in a second wave of the COVID-19 pandemic in India.

During the fiscal year 2023, we experienced significant growth in travel demand due to high pent-up demand and sustained consumer sentiment for travel as a result of increased COVID-19 vaccination rates and comparatively lower COVID-19 infection rates. This, along with our continued focus on optimizing costs by leveraging our highly variable and more efficient fixed cost structure during the fiscal year 2023, led to improved results across our operating segments in the fiscal year 2023 as compared to the fiscal years 2022 and 2021.

However, the extent and duration of the effects of the COVID-19 pandemic over the longer term on our business, results of operations, cash flows and growth prospects remain uncertain and would be dependent on future developments that cannot be accurately predicted at this time. These include, but are not limited to, the severity, extent and duration of the COVID-19 pandemic, its impact on the travel industry and consumer spending, rates of vaccination, the occurrence of new mutations or variants and the effectiveness of vaccinations against various mutations or variants of the COVID-19 virus.

Our business and the travel industry in general is particularly sensitive to reductions in personal and business-related discretionary travel and spending levels. The COVID-19 pandemic could continue to impede global economic activity, even as restrictions are lifted, leading to decreased per capita income and disposable income, increased and prolonged unemployment or a decline in consumer confidence, change in consumer behavior and preferences, all of which could significantly reduce discretionary travel and spending by individuals and businesses. In turn, that could have a negative impact on demand for our services and could result in us, our suppliers or our competitors having to reduce prices or offer incentives to attract travelers, despite already operating in a highly competitive industry. Such circumstances or developments could have a material adverse impact on our business, financial condition, results of operations and cash flows. We cannot reasonably estimate the impact of the COVID-19 pandemic on our future revenues, results of operations, cash flows, liquidity or financial condition.

Declines or Disruptions in the Travel Industry Could Adversely Affect Our Business and Financial Performance.

Our business and financial performance is affected by the health of the travel industry in India and worldwide, including changes in supply and pricing. Events specific to the travel industry that could negatively affect our business include changes in the commercial aviation landscape, fare increases, travel-related strikes, aviation accidents or labor unrest, general civil unrest, fuel price volatility and bankruptcies or liquidations of our suppliers. For example, the COVID-19 pandemic has had a significant negative impact on the travel industry in India, including our business, and around the world. The global travel industry was severely disrupted by the COVID-19 pandemic throughout much of fiscal years 2021 and 2022, which resulted in significant travel cancellations and a steep reduction of domestic and international travel. In India, virtually all travel was halted due to the nationwide stay at home orders implemented by the Indian government in March 2020 to slow down the spread of the virus. Although our business started to recover gradually in the second and third quarters of fiscal year 2021 following the lifting of India’s nationwide lockdown in end May 2020, India witnessed a rapid resurgence of daily record case count towards the end of the fourth quarter of fiscal year 2021 which peaked in the first quarter of fiscal year 2022, resulting in a second wave of COVID-19 pandemic in India. The resulting economic conditions caused by the lockdowns and travel restrictions orders imposed by several state governments in India from April 2021, which continued for part of fiscal year 2022, and the emergence and spread of new variants of the COVID-19 virus, including for example, the Omicron variant, which emerged in December 2021, resulted in a third wave of COVID-19 pandemic in India and also had a negative impact on revenue for all our reportable segments in the fiscal year 2022. For more information, see “Risk Factors — Risks Related to Us and Our Industry — The COVID-19 Pandemic Has Materially Adversely Affected, And May Further Adversely Impact, the Travel Industry and Our Business, Financial Condition, Results of Operations and Cash Flows.”

Political and social unrest, including in Asia and Europe has also adversely impacted travel to and within India at times in the past. Such events, particularly in the Middle East, also impact crude oil prices, which may have an adverse impact on the travel industry globally, including our business. For example, the escalation of tensions between Ukraine and Russia which culminated in war in February 2022, continues to have a significant impact on oil prices globally and to affect travel sentiments for that particular region. Similarly, the social and economic unrest in Sri Lanka in 2022 affected demand for travel to Sri Lanka. Sudden disruptions in travel have also followed terrorist attacks carried out both domestically in India and internationally in countries such as the United States, Sri Lanka, France, Belgium and the United Kingdom, adverse weather conditions or other natural disasters, such as the earthquake in Turkey and Syria in February 2023. In addition, the drop in the average value of the Indian Rupee as compared to the US dollar in the last few fiscal years has adversely impacted the Indian travel industry as it made overseas travel for Indian consumers more expensive.

The majority of the domestic Indian air travel industry is concentrated among a small base of domestic airlines. Therefore, adverse market developments, particularly among the most dominant domestic airlines, are more likely to impact our business. For example, in May 2023, Go Airlines (India) Limited, or Go First, being one of our top five domestic airline suppliers, filed an application for voluntary insolvency resolution proceedings and suspended all of its flight operations from May 3, 2023. Go First's flight operations remain suspended as of the date of this Annual Report. This has reduced the supply of air travel tickets available on our platform and resulted in disruptions to our customers’ travel plans.

Additionally, our business is sensitive to safety concerns, and thus our business has in the past declined and may in the future decline after incidents of actual or threatened terrorism, during periods of political instability or conflict or during other periods in which travelers become concerned about safety issues, including as a result of natural disasters such as tsunamis or earthquakes or when travel might involve health-related risks, such as the COVID-19 pandemic, monkeypox virus, Ebola virus, Middle East respiratory syndrome, the influenza A virus (H1N1), avian flu (H5N1 and H7N9), Severe Acute Respiratory Syndrome, the Zika virus or other epidemics or pandemics. In addition, there may be work stoppages or labor unrest at airlines or airports. Acts of terrorism and adverse weather conditions or other natural disasters may also in the future have a negative impact on our travel business.

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

Unfavorable changes in the above factors or in other business and economic conditions affecting our customers could result in fewer reservations made through our websites, and have a material adverse effect on our business, financial condition and results of operations.

The global economy may be adversely impacted by unforeseen events beyond our control including incidents of actual or threatened terrorism, regional hostilities or instability, unusual weather patterns, natural disasters, political instability, war between countries and health concerns (including epidemics or pandemics), defaults on government debt, tax increases and other matters that could reduce discretionary spending, tightening of credit markets and further decline in consumer confidence. For example, the COVID-19 pandemic has had a significant negative impact on the travel industry in India, including our business, and around the world. See also “Risk Factors — Risks Related to Us and Our Industry — The COVID-19 Pandemic Has Materially Adversely Affected, And May Further Adversely Impact, the Travel Industry and Our Business, Financial Condition, Results of Operations and Cash Flows.” In addition, the uncertainty of macro-economic factors and their impact on consumer behavior, which may differ across regions, makes it more difficult to forecast industry and consumer trends and the timing and degree of their impact on our markets and business, which in turn could adversely affect our ability to effectively manage our business and adversely affect our results of operations. The weakness and uncertainty in the global economy has negatively impacted both corporate and consumer spending patterns and demand for travel services, globally and in India, and may continue to do so in the future. For example, the recent economic crisis in Sri Lanka has reduced the demand for travel to that country.

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

If We Are Unable to Maintain Existing, and Establish New, Arrangements with Travel Suppliers, Our Business May Be Adversely Affected.

Our business is dependent on our ability to maintain our relationships and arrangements with existing suppliers, such as airlines which supply air tickets to us directly, Amadeus IT Group SA, Travelport Worldwide Ltd and Trip.com (our largest shareholder) and its subsidiaries, our global distribution system or GDS service providers, Indian Railways, hotels, hotel suppliers and destination management companies, bus operators and car hire companies, as well as our ability to establish and maintain relationships with new travel suppliers. In addition, we rely on a limited number of travel suppliers and aggregators to provide the majority of our accommodation and other travel products in markets outside India. A substantial portion of our Revenue and Adjusted Margin is derived from fees and commissions negotiated with travel suppliers for bookings made through our websites, mobile platforms or via our other distribution channels. Adverse changes in existing arrangements, including an inability by any travel supplier to fulfill their payment obligation to us in a timely manner, increasing industry consolidation or our inability to enter into or renew arrangements with such parties on favorable terms, could reduce the amount, quality, pricing and breadth of the travel services and products that we are able to offer, which could adversely affect our business, financial condition and results of operations. For example, we have experienced short-term disruptions in the supply of tickets from domestic airlines in the past, such as the recent suspension of flights from May 3, 2023 by Go First, one of our top five domestic airline suppliers.

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

The COVID-19 pandemic has had a significant negative impact on the travel industry in India, including our business, and around the world. For more information, see “Risk Factors — Risks Relating to Us and Our Industry — The COVID-19 Pandemic Has Materially Adversely Affected, And May Further Adversely Impact, the Travel Industry and Our Business, Financial Condition, Results of Operations and Cash Flows.” The COVID-19 or any similar pandemic may also result in interruptions to the operation of our suppliers, which could in turn adversely affect our ability to provide certain services to our customers.

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

No assurance can be given that our agreements or arrangements with our travel suppliers or GDS service providers will continue. In addition, our travel suppliers or GDS service providers may further reduce or eliminate fees or commissions or attempt to charge us for content, terminate our contracts, make their products or services unavailable to us as part of exclusive arrangements with our competitors or default on or dispute their payment or other obligations towards us, any of which could reduce our revenue and Adjusted Margin or may require us to initiate legal or arbitral proceedings to enforce their contractual payment obligations, which may adversely affect our business and financial performance. See also “Risk Factors — Risks Related to Us and Our Industry —Some of Our Airline Suppliers (Including Our GDS Service Providers) May Reduce or Eliminate the Commission and Other Fees They Pay to Us for the Sale of Air Tickets and This Could Adversely Affect Our Business and Results of Operations.”

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

We Have Sustained Operating Losses in the Past and May Continue to Experience Operating Losses in the Future.

We sustained operating losses in fiscal years from 2013 to 2022 and in all our fiscal years prior to and including fiscal year 2010. While we generated operating profits in fiscal years 2011, 2012 and 2023, there can be no assurance that we will continue to be profitable or that we can avoid operating losses in the future. We expect to continue making investments in mobile technology, marketing and sales promotion (including brand building) and customer acquisition programs and expanding our hotels and packages offerings as part of our long-term strategy to increase the contribution of our hotels and packages business and to increase the share of outbound travel from India. The degree of increases in these expenses will be largely based on anticipated organizational growth and revenue trends, the competitive environment, pricing trends and trends in online penetration of the Indian travel market. As a result, any decrease or delay in generating additional sales volumes and revenue could result in substantial operating losses. In recent years, we made significant investments in our ongoing customer inducement and acquisition programs, such as cash incentives and select loyalty program incentive promotions, to accelerate growth in our business in response to increased competition in the domestic travel market in India. In fiscal year 2021, we implemented various cost saving measures in response to lower travel demand due to the COVID-19 pandemic and reduced our operating expenses (including marketing and sales promotions expenses) and reported an operating loss of $(67.7) million. In fiscal year 2022, in response to the gradual recovery in domestic travel demand as a result of the diminishing impact of the COVID-19 pandemic in India, our revenue and operating expenses (including marketing and sales promotions expenses) increased and we reported an operating loss of $(30.4) million. In fiscal year 2023, due to the strong recovery in travel demand as a result of the diminishing impact of the COVID-19 pandemic, our revenue was higher than our operating expenses (including marketing and sales promotions expenses) and we reported an operating profit of $23.6 million.

The Travel Industry in India and Worldwide is Highly Competitive, and We May Not Be Able to Effectively Compete in the Future.

The market for travel services and products is highly competitive. We compete with established and emerging providers of travel services and products, including other online travel agencies such as Yatra.com, Booking.com, Cleartrip.com, EaseMyTrip.com, Airbnb.co.in, Ixigo and Expedia.com, and offline traditional travel agencies, tour operators and travel suppliers. We also face potential competition from payment platforms, online marketplaces, search engines and intermediaries that also offer travel services. Many large, established internet search engines who offer travel services and meta-search companies that can aggregate travel search results also compete with us for customers. Consumers may favor travel services offered by meta-search platforms or search companies over online travel companies such as ours, which could reduce traffic to our online platforms and require us to further increase our expenditures on marketing and other customer acquisition. The Indian market is highly competitive, and current and new competitors may be able to launch new services at a lower cost. In the hotels and packages segment, we primarily compete with traditional travel players such as Thomas Cook, Travel Triangle and others in packages offerings, as well as online travel agencies in standalone hotel bookings and new entrants.

Factors affecting our competitive success include, among other things, price, availability and breadth of choice of travel services and products, brand recognition, customer service, fees charged to travelers, ease of use, accessibility and reliability. Certain of our competitors have launched brand marketing campaigns to increase their visibility with customers. In addition, many large hotel chains have launched initiatives, such as increased discounting and incentives, to encourage consumers to book accommodations through their websites. Discounting and couponing coupled with a high degree of consumer shopping behavior is particularly common in Asian markets we operate in, while brand loyalty in such markets is less important. In some cases, our competitors are willing to make little or no profit on a transaction, or offer travel services at a loss, in order to gain market share. Some of our competitors have significantly greater financial, marketing, personnel and other resources than us and certain of our competitors have a longer history of established businesses and reputations in the Indian travel market (particularly in the hotels and packages business) as compared to us. From time to time, we may be required to reduce service fees and commissions charged to our customers or suppliers in order to compete effectively and maintain or gain market share.

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

We Have Incurred and May Continue to Incur Significant Expenses to Grow Our Businesses, Including Marketing and Sales Promotion Expenses.

In order to drive our growth strategy in the hotels business, in the past we have incurred increased marketing and sales promotion expenses. Over the last few years, we have also made significant investments in customer acquisition through our customer inducement programs such as cash incentives and select loyalty program incentive promotions, to accelerate growth in our business in response to increased competition in the domestic travel market in India. We may continue to incur such expenses in future, including expenses associated with our strategy of converting our traditional offline customers into online customers. We have incurred and expect to continue to incur expenses associated with customer inducement and acquisition programs in our hotels and packages business to offer cash incentives and select loyalty program incentive promotions from time to time on our booking platforms. We may also increase our marketing and sales promotion expenses as a result of our expansion into new markets and such expenses may not be offset by increased revenue particularly at the initial commencement of business in these new markets. We may also be required to lower our fees and commissions charged to hotel suppliers to retain and increase our market share in response to competitors that are able to negotiate better rates and higher performance linked and other incentives from such suppliers, including new entrants with greater financial resources than us. We may also incur increasing marketing and sales promotion expenses as we grow our redBus business in India as well as overseas, and which competes with, among others, Abhibus, Paytm and other regional competitors. Although we implemented various cost saving measures in response to lower travel demand due to the COVID-19 pandemic, including by reducing our marketing and sales promotions expenses in fiscal year 2021, we increased our marketing and sales promotion expenses in anticipation of increased domestic and international travel demand in fiscal year 2022. Further, in fiscal year 2023, due to the strong recovery in travel demand as a result of the diminishing impact of the COVID-19 pandemic in India, we increased our marketing and sales promotions expenses and expect to continue to do so in future. Such expenses and any loss of revenue from competitive pressures may adversely affect our business, financial condition and results of operations.

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

Part of our growth strategy is the pursuit of strategic investments and acquisitions, and we have made a number of investments and acquisitions in the past. For example, in January 2017, we acquired ibibo Group Holdings (Singapore) Pte. Ltd. or, ibibo Group, which provides online travel services. In July 2018, we acquired Bitla, which provides technology support for bus operators. In April 2019, we acquired a majority shareholding from the existing shareholders of Quest 2 Travel, which provides travel solutions for various corporates across India. In November 2022, we acquired an additional equity interest in Quest 2 Travel. In April 2022, we acquired a majority interest in Book My Forex, which offers currency exchange, multi-currency prepaid forex cards, and cross border remittances, as well as other ancillary products, to Indians travelling abroad. In September 2022, we acquired an additional equity interest in Simplotel, which is engaged in building websites and booking technology for hotels, and now hold a majority equity interest in Simplotel. We believe that our investments and acquisitions serve to strengthen our presence in key geographic markets and expand the travel products and services that we offer to our customers.

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

Our Results of Operations Are Subject to Fluctuations in Currency Exchange Rates.

Our presentation currency is the US dollar. However, the functional currency of MMT India and redBus India, our key operating subsidiaries, is the Indian Rupee. We receive a substantial portion of our revenue in Indian Rupees and most of our costs are incurred in Indian Rupees. Any fluctuation in the value of the Indian Rupee against the US dollar, such as the approximately 6.7% depreciation in the average value of the Indian Rupee as compared to the US dollar in fiscal year 2023 as compared to the average value of the Indian Rupee against the US dollar in fiscal year 2022, will affect our results of operations. The drop in the average value of the Indian

Rupee as compared to the US dollar and other foreign currencies in fiscal years 2022 and 2023 adversely impacted the Indian travel industry as it made outbound travel for Indian consumers more expensive. In addition, our exposure to foreign currency risk also arises in respect of our non-Indian Rupee-denominated trade and other receivables, trade and other payables, loans and borrowings and cash and cash equivalents.

Based on our operations in fiscal year 2023, a 10.0% appreciation of the US dollar against the Indian Rupee as of March 31, 2023, assuming all other variables remained constant, would have increased our loss for fiscal year 2023 by $20.9 million. Similarly, a 10.0% depreciation of the US dollar against the Indian Rupee as of March 31, 2023, assuming all other variables remained constant, would have decreased our loss for fiscal year 2023 by $20.9 million.

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

We outsource our call center service for sales of all international flights and for post-sales customer service support for all flights (domestic and international), hotel reservations and packages, and rail and bus ticketing, as well as back office fulfillment and ticketing services, to various third parties in India. If our outsourcing service providers experience difficulty meeting our requirements for quality and customer service standards, our reputation could suffer and our business and prospects could be adversely affected. Our operations and business could also be materially and adversely affected if our outsourcing service providers face any operational or system interruptions.

Additionally, many of our contracts with the outsourcing service providers have short notice periods. In the event one or more of our contracts with our outsourcing service providers is terminated on short notice, we may be unable to find alternative outsourcing service providers on commercially reasonable terms, or at all. Further, the quality of the service provided by a new or replacement outsourcing service provider may not meet our requirements, including during the transition and training phase. Hence, termination of any of our contracts with our outsourcing service providers could cause a decline in the quality of our services, disrupt, and adversely affect our business, financial condition and results of operations.

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

We believe continued investment in our brands, “MakeMyTrip”, “Goibibo”, and “redBus”, is critical to retain and expand our business. We believe that our brands are well respected and recognized in the Indian travel market. We have invested in developing and promoting our brands and expect to continue to spend on maintaining our brands’ value to enable us to compete against increased spending by our competitors, as well as against emerging competitors, including search engines and meta-search engines, and to allow us to expand into new geographies and products where our brands are not well known. There is no assurance that we will be able to successfully maintain or enhance consumer awareness of our brands. Even if we are successful in our branding efforts, such efforts may not be cost-effective. If we are unable to maintain or enhance consumer awareness of our brands and generate demand in a cost-effective manner, it would negatively impact our ability to compete in the travel industry and would have a material adverse effect on our business.

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
•
changes in our regulatory environment and tax related laws;
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

Our International Operations Involve Additional Risks.

We have been operating in the United States since 2000, servicing mainly the air ticketing needs of non-resident Indians in the United States traveling inbound to India. We launched our website in the UAE in December 2009. We need to continue to tailor our services and business model to the unique circumstances of such markets to succeed, including building new supplier relationships and customer preferences. We have also expanded, and intend to continue to expand, our business in other new markets, particularly those with a significant non-resident Indian population as well as those with proximity to India or favored by Indian travelers. We had previously entered into new geographies in Southeast Asia, in Europe and in Latin America through our acquisitions of Luxury Tours, the Hotel Travel Group, the EasyToBook Group, the ITC Group and the redBus entities in Peru and Colombia. These acquisitions have not always yielded the benefits that we anticipated. For example, after we acquired the Hotel Travel Group in 2012, which experienced a significant reduction in its operations and that resulted in the recognition of an impairment of goodwill and brands of $14.6 million in fiscal year 2017.

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

Processing, Storage, Use and Disclosure of Personal Data by Us and Our Third-Party Providers Exposes Us to Risks of Internal or External Security Breaches and Could Give Rise to Liabilities.

The confidentiality, integrity and availability of our information technology infrastructure, networks, hardware and software (collectively, “IT Systems”), are crucial for engaging in electronic commerce and maintaining the trust of consumers and travel service providers. Some of our critical IT Systems and Confidential Information are managed or controlled by third parties, such as our business partners, vendors and service providers. Any cyberattack or security breach, whether internal or external, targeting our systems or the systems of these third parties, could have a significant negative impact on our business, financial condition, results of operations, brands and market share. It is possible that breaches or disruptions could occur due to circumvention capabilities, developments or our own actions, which could compromise Confidential Information or third-party data that we handle. For example, third parties may attempt to fraudulently obtain sensitive information, such as usernames, passwords or credit card details, from our employees, travel service provider partners or customers, which could be used to access our IT Systems or defraud our partners and customers. Furthermore, defects or vulnerabilities in the hardware, software and applications we use, whether developed internally or procured from third parties, could unexpectedly impact the security and operation of our IT Systems or those of third parties with whom we interact.

We frequently encounter attempts to breach our security infrastructure through website attacks, phishing scams and denial of service incidents, and we anticipate facing other cyberattacks and security breaches in the future. These risks are expected to increase as we expand our offerings, integrate products and services and handle more Confidential Information. Despite our efforts to safeguard the security, integrity and availability of our IT Systems and Confidential Information, we may not always be successful in doing so. Legitimate attempts to book reservations through our services may inadvertently be rejected. Such incidents could result in a loss of business and have adverse effects on our financial condition, results of operations and reputation. Our existing security measures may not be successful in preventing breaches, as evidenced by high-profile security breaches experienced by other major companies in recent years, which exposed their systems, information and personal data of their customers and employees. We allocate significant resources to mitigate the risks of cyberattacks and security breaches, and may need to increase our investments in security to enhance the protection of our systems, meet evolving compliance requirements and address problems and liabilities arising from breaches. Advances in technology or other developments could potentially compromise or breach our security technology. Managing these challenges is expected to become more complex as we expand our geographical presence and diversify our range of products and services. Threat actors are becoming increasingly sophisticated, utilizing tools and techniques such as artificial intelligence to bypass security controls, avoid detection and obscure forensic evidence. This makes it more difficult for us to promptly and effectively detect, identify, investigate, contain and recover from future cyberattacks and incidents. Furthermore, the continued prevalence of remote working globally for our customers, employees and critical third parties has amplified the risk of threat actors engaging in social engineering and exploiting vulnerabilities commonly found in non-corporate networks.

A party, whether internal, external or unrelated, with the ability to bypass our security systems could cause severe harm to our IT Systems. This damage could impair our ability to provide services and prevent consumers from making reservations or conducting searches on our platform. Such breaches could result in the loss of crucial customer, financial or other data, which could significantly and adversely impact our business operations, compliance with commercial obligations and timely fulfillment of public reporting requirements. Security breaches may also lead to negative publicity, reputational damage, financial losses, legal actions, regulatory investigations, penalties and sanctions. Additionally, such incidents may erode consumer trust in our security measures, prompting them to choose our competitors’ services instead. These outcomes would have a detrimental effect on our business, financial condition, results of operations, brands and market share. Our insurance coverage may not be sufficient to fully compensate us for all costs and losses resulting from security breaches.

We have entered into agreements with banks and certain companies that handle the processing of customer credit and debit card transactions to facilitate customer bookings for travel products and services on our platform. However, we may be liable for accepting fraudulent international credit cards on our websites. In the fiscal year 2023, we experienced losses amounting to $0.25 million due to unauthorized credit and debit card transactions. These losses were associated with disputed settlements and refunds resulting from credit card or digital commerce fraud committed by third parties primarily on our websites. These fraudulent activities primarily involved the purchase of air tickets and hotels and packages products using counterfeit credit cards. Additionally, we may encounter other payment disputes with customers for such sales. If we fail to effectively combat the usage of fraudulent credit cards, our revenue from these transactions could be at risk, as demands from relevant banks and credit card processing companies may arise. Consequently, our financial condition and results of operations may be adversely affected.

We are exposed to risks related to security breaches affecting third parties engaged in online business activities. As consumers are generally concerned about security and privacy online, any publicized security issues could potentially diminish their willingness to provide personal information or engage in commercial electronic commerce transactions as a whole, including through our services. Some of our business operations involve collaborating with third-party marketing affiliates that may generate travel reservations using our infrastructure or other systems. Moreover, security breaches at third parties such as travel service providers, payment processors, or Global Distribution Systems, or GDSs, that we rely on could impact consumers utilizing our services. If a security breach were to occur at any of these third-party marketing affiliates, travel service providers, payment processors GDSs, or other third parties, it could be perceived as a breach of our own systems by consumers. Such incidents could result in negative publicity, trigger notification requirements, harm our reputation, expose us to the risk of losses or litigation and potentially subject us to regulatory penalties and sanctions. Furthermore, these third parties may not adhere to applicable disclosure and other requirements, which could expose us to liability.

System Interruption in Our Information Systems and Infrastructure including System Capacity Constraints May Harm Our Business.

We rely significantly on IT Systems to manage consumer traffic to our websites and mobile platforms and facilitate and process transactions. We may in the future experience system interruptions that make some or all of these systems unavailable or prevent us from efficiently fulfilling bookings or providing services to our customers. Any interruptions, outages or delays in our systems, or deterioration in their performance, could impair our ability to process transactions and decrease the quality of our service to our customers.

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

Our computer hardware for operating our services is currently located at hosting facilities in India. While we have backup systems and contingency plans for critical aspects of our operations or business processes, certain other non-critical systems are not fully redundant and our disaster recovery or business continuity planning may not be sufficient. Fires, floods, power outages, telecommunications failures, earthquakes, acts of war or terrorism, acts of God, computer viruses (e.g., ransomware), sabotage, break-ins and electronic intrusion attempts from both external and internal sources and similar events or disruptions may damage, impact or interrupt our computer or communications systems, business processes or infrastructure at any time. Although we have put measures in place to protect certain portions of our facilities and assets, any of these events could cause system interruptions, delays and loss of critical data, and could prevent us from providing services to our customers and/or suppliers for a significant period of time. We do not carry business interruption insurance for such eventualities. Remediation may be costly and we may not have adequate insurance to cover such costs. Moreover, the costs of enhancing infrastructure to attain improved stability and redundancy may be time consuming and expensive and may require resources and expertise that are difficult to obtain.

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

Our key logos are also registered trademarks in India, including “MakeMyTrip”, “MMT Black”, “MakeMyTripMyBusiness”, “go-mmt”, “GoStays”, “GoIbibo”, “Ibibo”, “MAKEMY”, “MYTRIP”, “GoTribe”, “GoCash”, “redbus.in”, “redRail”, “Primo” and "RYDE".

In fiscal year 2023, a series of new trademark applications were filed, some of which have also been registered. Additionally, to protect the marks of MakeMyTrip, Goibibo and redBus, we file objections before the trademark registry from time to time against deceptively similar trademarks.

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

In November 2022, the Ministry of Electronics and Information Technology, Government of India proposed a new Digital Personal Data Protection Bill, 2022 and the earlier Personal Data Protection Bill 2019 was withdrawn. The new bill, which remains in draft form, proposes to regulate data fiduciaries and processors and data localization and establish a data protection board. If this or similar legislation is enacted, we may incur additional compliance costs and it may affect us in other ways that we are currently unable to predict.

The Consumer Protection Act, 2019, along with the Consumer Protection (E-Commerce) Rules, 2020, became effective in 2020 and replaced the Consumer Protection Act, 1986, as amended. The new consumer protection law and rules regulate matters relating to consumer rights, unfair trade practices and false or misleading advertising, and also establish regulatory authorities, including addressing complaints, conduct investigations and adjudicate disputes. The rules impose obligations on marketplace and inventory e-commerce entities and sellers relating to the conduct of business and disclosure of information. In addition, the government has in June 2021, invited comments on draft amendments to the Consumer Protection (E-Commerce) Rules, 2020, which include various compliance requirements, including registration of e-commerce entities, restrictions on certain sales and marketing activities and disclosure requirements. The timing or impact of such amendments, which remain in draft form, are not yet certain. We may incur increased compliance costs in order to comply with these new requirements, which may also require significant management time and other resources, and any failure to comply may adversely affect our business and results of operations.

The Indian Computer Emergency Response Team, Ministry of Electronics and Information Technology, Government of India, or the CERT-In, has issued directions effective July 28, 2022 under the Information Technology Act, 2000, as amended, requiring reporting of cyber security incidents and maintenance of transaction records. Pursuant to Reserve Bank of India circulars in relation to the security of credit and debit card transactions, card data were required to be tokenized by card issuers and any data previously stored by entities other than card issuers and card networks were required to be purged on or prior to September 30, 2022. Further, the Information Technology (Intermediary Guidelines and Digital Media Ethics Code) Rules, 2021, as amended, or the Intermediary Guidelines, impose certain obligations on intermediaries to review content and users, make reasonable efforts not to, and to cause its users not to, host, display or transmit specified categories of non-compliant content and take action against non-compliant users and remove or disable access to such content. Such changes and evolving interpretation of such rules may cause us to incur increased compliance costs, and any failure to comply may adversely affect our business. The Ministry of Electronics and Information Technology, Government of India, has proposed, as part of public consultations, a framework for a new Digital India Act emphasizing open Internet principles, online safety and trust and accountability of intermediaries. This proposed new bill is not yet in draft form and is expected to replace or update the Information Technology Act, 2000, and may lead to increased compliance requirements and costs.

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

Pursuant to amendments in April 2020 to the FDI policy and the FEMA rules, prior government approval will be required for any non-debt investment into India by non-resident entities from countries that share a land border with India or where the beneficial owner of such an investment is situated in or is a citizen of any such country, as well as for any transfer of any such proposed or existing non-debt investment, directly or indirectly, that would result in ownership by any such non-resident entity or beneficial owner. The list of land border countries includes Afghanistan, Bangladesh, Bhutan, the People’s Republic of China, Myanmar, Nepal and Pakistan. This approval requirement applies to investments in all sectors, including those that previously did not require such approval, such as travel and tourism. The term “beneficial owner” has not yet been defined for purposes of the FDI Policy and the FEMA. If we are deemed to be a non-resident entity or an entity with a beneficial owner restricted by these amendments, prior government approval will be required for investments in non-debt instruments in our direct and indirect Indian subsidiaries and group entities, including MMT India and redBus India, as well as for any such proposed investments or acquisitions by us or our affiliates, including MMT India, redBus India and affiliates which are not resident in India. Investments in our ordinary shares, including upon conversion of our Class B shares or our 2028 Notes, and our Class B shares would be deemed to be non-debt investments into our Indian subsidiaries, including MMT India and redBus India. Accordingly, under the current FDI Policy and the FEMA rules, any proposed holder of our ordinary shares or our Class B shares that is a non-resident entity from a country that shares a land border with India or where the beneficial owner of such an investment is situated in or is a citizen of any such country would need to obtain prior government approval in India, and any holder or beneficial owner of our 2028 Notes that is a non-resident entity from a country that shares a land border with India or where the beneficial owner of such an investment is situated in or is a citizen of any such country will not be able to convert such notes into ordinary shares without such approval.

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

The application of various Indian and international sales, use, occupancy, value-added and other tax laws, rules and regulations to our services and products is subject to interpretation by the applicable taxing authorities. Many of the statutes and regulations that impose these taxes were established before the growth of the internet, mobile networks and e-commerce. If such tax laws, rules and regulations are amended, new adverse laws, rules or regulations are adopted or current laws are interpreted adversely to our interests, particularly with respect to occupancy or value-added or other taxes, the results could increase our tax payments (prospectively or retrospectively) and/or subject us to penalties and, if we pass on such costs to our customers, decrease the demand for our services and products. As a result, any such changes or interpretations could have an adverse effect on our business and financial performance. In recent years, we have received notices from the Indian tax regulatory authority for a demand of service tax on certain matters, some of which relate to the travel industry in India and involve complex interpretations of law. We have also received notices and various assessment orders from the Indian income tax authorities, to which we have responded. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings.”

We are Subject to Evolving Global Privacy and Data Security Regulations, Which Could Impose Significant Compliance Burdens and Expose us to Liability.

In our processing of travel transactions, we receive and store a large volume of personally identifiable data. This data is increasingly subject to legislation and regulations in numerous jurisdictions around the world, such as the Indian Information Technology Act, 2000, as amended, which would subject us to civil liability to compensate for wrongful loss or gain arising from any negligence by us in implementing and maintaining reasonable security practices and procedures with respect to sensitive personal data or information that we possess in our computer systems, networks, databases and software. India has also implemented privacy laws, including the Information Technology (Reasonable Security Practices and Procedures and Sensitive Personal Data or Information) Rules, 2011, which impose limitations and restrictions on the collection, use and disclosure of personal information. The Ministry of Electronics and Information Technology, Government of India, has proposed, as part of public consultations, a framework for a new Digital India Act emphasizing open Internet principles, online safety and trust and accountability of intermediaries. This proposed new bill is not yet in draft form and is expected to replace or update the Information Technology Act, 2000, and may lead to increased compliance requirements and costs.

Practices regarding the collection, use, storage, transmission and security of personal information by companies operating over the internet have recently come under increased public scrutiny around the world. In the European Union and the United Kingdom, the General Data Protection Regulation, or GDPR and the Data Protection Act 2018, require companies to implement and comply with regulations regarding the storage and handling of personal data, including but not limited to its collection, use, sharing, protection and the ability of persons to determine the purposes for which their personal data may be processed and to access, correct or delete such data. The legality of cross-border mechanisms for data transfers from the European Union and United Kingdom to the United States and other countries not deemed ‘adequate’ by the European Commission also continues to raise uncertainty for e-commerce companies. Any failure to comply with the GDPR could result in penalties for non-compliance, including possible fines of up to the greater of €20 million and 4% of our total annual revenue for the preceding financial year for the most serious violations, as well as the right to compensation for financial or non-financial damages claimed by individuals. In addition, other countries in Asia, Europe, Latin America and North America have passed or are considering privacy regulations similar to the GDPR, resulting in additional compliance burdens and uncertainty as to how some of these laws will be interpreted.

Any liability we may incur for violation of various global laws and regulations and related costs of compliance and other burdens may adversely affect our business and profitability. We could be adversely affected if legislation or regulations are expanded to require changes in our business practices or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our business, results of operations or financial condition. In November 2022, the Ministry of Electronics and Information Technology, Government of India proposed a new Digital Personal Data Protection Bill, 2022 and the earlier Personal Data Protection Bill 2019 was withdrawn. The new bill, which remains in draft form, proposes to regulate data fiduciaries and processors and data localization and establish a data protection board. If this or similar legislation is enacted, we may incur additional compliance costs and it may affect us in other ways that we are currently unable to predict. If this or similar legislation is enacted, we may incur additional compliance costs and it may affect us in ways that we are currently unable to predict.

We are also subject to payment card association rules and obligations under our contracts with payment card processors. Under these rules and obligations, if information is compromised, we could be liable to payment card issuers for associated expenses and penalties. The Indian Computer Emergency Response Team, Ministry of Electronics and Information Technology, Government of India, or the CERT-In, has issued directions effective July 28, 2022 under the Information Technology Act, 2000, as amended, requiring reporting of cyber security incidents and maintenance of transaction records. Pursuant to Reserve Bank of India circulars in relation to the security of credit and debit card transactions, card data were required to be tokenized by card issuers and any data previously stored by entities other than card issuers and card networks were required to be purged on or prior to September 30, 2022. In addition, if we fail to follow payment card industry security standards, even if no customer information is compromised, we could incur significant fines or experience a significant increase in payment card transaction costs. Further, the Intermediary Guidelines impose certain obligations on intermediaries to review content and users and specify liabilities for non-compliance, and certain proposed draft amendments require intermediaries to take action against infringing content.

Our Significant Shareholder Exercises Significant Influence over Our Company and May Have Interests That Are Different from Those of Our Other Shareholders.

As of March 31, 2023, Trip.com Group Limited, or Trip.com, beneficially owns 100.0% of our issued and outstanding Class B Shares and 47.53% of our aggregate ordinary shares and Class B Shares. For more information, see “Item 7. Major Shareholders and Related Party Transactions” and “Item 10. Additional Information – B. Memorandum and Articles of Association – Amended and Restated Trip.com Investor Rights Agreement.”

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

We have significant outstanding indebtedness, including under our 2028 Notes. A significant portion of our cash flows will be required to repay our existing indebtedness, and we may not generate sufficient cash flows from operations, or have future borrowing capacity available, to enable us to repay our indebtedness or to fund other liquidity needs. Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness, including our 2028 Notes, and to satisfy our other obligations, will depend upon our future operating performance and financial condition and the availability of refinancing opportunities, which will also be affected by prevailing economic conditions and financial, business and other factors, many of which are beyond our control, such as the disruption caused by the COVID-19 pandemic. We cannot assure you that our business will generate sufficient cash flows from operations, or that future fund raising or borrowing opportunities will be available to us in amounts sufficient to fund our liquidity needs or to meet our debt repayment obligations. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

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

Increased Focus on Our Environmental, Social, and Governance (“ESG”) Responsibilities May Result in Additional Costs and Risks.

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

See also “Risk Factors — Risks Related to Us and Our Industry — “Changing Laws, Rules and Regulations and Legal Uncertainties in India, Including Adverse Application of Corporate and Tax Laws, May Adversely Affect Our Business and Financial Performance.”

As the Domestic Indian Market Constitutes a Significant Source of Our Revenue, a Slowdown in Economic Growth in India Could Cause Our Business to Suffer.

In fiscal years 2021, 2022 and 2023, 98.9%, 98.6% and 96.3%, respectively, of our revenue was derived directly from sales by our subsidiaries in India. The performance and growth of our business are necessarily dependent on economic conditions prevalent in India, which may be materially and adversely affected by political instability or regional conflicts, a general rise in interest rates, inflation, and economic slowdown elsewhere in the world or otherwise. The Indian economy has experienced slower GDP growth in the past few years. For a large part of 2020 to 2022, the global economy (including India) was affected by the COVID-19 pandemic, which resulted in a sharp decline in economic activities and consumer spending. More recently, inflation and other macroeconomic pressures, such as rising interest rates, energy price volatility and inflationary pressures, have contributed to an increasingly complex macroeconomic environment. The Indian economy also remains largely driven by the performance of the agriculture sector, which depends on external factors such as the quality of the monsoon season each year.

A change in government or in economic and deregulation policies could adversely affect economic conditions prevalent in the areas in which we operate our business. For example, in November 2016, the Government of India and the Reserve Bank of India issued notifications withdrawing certain high-value denominations of currency notes as legal tender, which resulted in a short-term negative impact on the economy, including the travel industry. Further, in May 2023, the Reserve Bank of India issued notification withdrawing denomination of currency notes of 2000 Indian Rupees from circulation with effect from September 30, 2023. These and similar future measures may adversely affect India’s economy and growth rate. In the past, economic slowdowns in the Indian economy have harmed the travel industry as customers have less disposable income for their travels, especially holiday travel. The conflict between Ukraine and Russia has contributed to significant volatility in global economic conditions and has had a negative impact on the global economy, which could dampen demand for India’s exports. In addition, supply chain disruptions could further affect India’s economy and exacerbate the effect of inflation. Any slowdown in the Indian economy or increase in inflation could have a material adverse effect on the demand for the travel products we sell and, as a result, on our financial condition and results of operations.

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

Natural Calamities, Outbreak of Epidemics and Other Disruptions Could Have a Negative Impact on the Indian Economy and Cause Our Business to Suffer.

India has experienced natural calamities such as earthquakes, tsunamis, floods, cyclones and drought in the past few years. For example, in September 2014, the state of Jammu and Kashmir in northern India, a popular tourism destination, experienced widespread floods and landslides. Floods and cyclones have also occurred in other parts of India over the years. Such natural disasters can have an adverse impact on economic activity and travel demand in affected areas or nationwide. The outbreak of pandemics or epidemics could have a material adverse effect on the Indian economy and our business. For example, the COVID-19 pandemic and related lockdowns and economic disruptions have had a significant negative impact on the travel industry in India, including our business, and around the world. For more information, see “Risk Factors — Risks Related to Us and Our Industry — The COVID-19 Pandemic Has Materially Adversely Affected, And May Further Adversely Impact, the Travel Industry and Our Business, Financial Condition, Results of Operations and Cash Flows.” Substantially all of our operations and employees are located in India and there can be no assurance that we will not be affected by natural disasters, pandemics or disruptions and epidemics in the future. The occurrence of such events in the future could have an adverse impact on our business, financial conditions and results from operations.

Restrictions on Foreign Investment in India May Prevent or Delay Future Acquisitions or Investments By Us in India, or Require Us to Make Changes to Our Business, Which May Adversely Affect Our Business and Financial Performance, and Require Prior Government Approval for Holders of Our Ordinary Shares, Including Upon Conversion of Our Class B Shares or Our 2028 Notes, and Our Class B Shares.

India regulates ownership of Indian companies by foreigners, although some restrictions on foreign investment have been relaxed in recent years. These regulations and restrictions may apply to acquisitions by us or our affiliates, including MMT India, redBus India and affiliates that are not resident in India, of shares in Indian companies or the provision of funding by us or any other entity to Indian companies within our group. For example, under the Government of India’s consolidated foreign direct investment policy, or FDI policy, and India’s Foreign Exchange Management Act, 1999, and the rules and regulations thereunder, each as amended, or FEMA, additional requirements are applicable to foreign investments in India, including requirements with respect to downstream investments by Indian companies owned or controlled by foreign entities, and the transfer of ownership or control of Indian companies in sectors with caps on foreign investment from resident Indian persons or entities to foreigners, as well as such transactions between foreigners. These requirements, which include restrictions on pricing, valuations of shares and sources of funding for such investments and may in certain cases, include prior notice to or approval of the Government of India, may adversely affect our ability to make future acquisitions or investments in India.

In addition, pursuant to amendments in April 2020 to the FDI policy and the FEMA rules, prior government approval will be required for any non-debt investment into India by non-resident entities from countries that share a land border with India or where the beneficial owner of such an investment is situated in or is a citizen of any such country, as well as for any transfer of any such proposed or existing non-debt investment, directly or indirectly, that would result in ownership by any such non-resident entity or beneficial owner. The list of land border countries includes Afghanistan, Bangladesh, Bhutan, the People’s Republic of China, Myanmar, Nepal and Pakistan. This approval requirement applies to investments in all sectors, including those that previously did not require such approval, such as travel and tourism. The term “beneficial owner” has not yet been defined for purposes of the FDI Policy and the FEMA. If we are deemed to be a non-resident entity or an entity with a beneficial owner restricted by these amendments, prior government approval will be required for investments in non-debt instruments in our direct and indirect Indian subsidiaries and group entities, including MMT India and redBus India, as well as for any such proposed investments or acquisitions by us or our affiliates, including MMT India, redBus India and affiliates which are not resident in India. Investments in our ordinary shares, including upon conversion of our Class B shares or our 2028 Notes, and our Class B shares would be deemed to be non-debt investments into our Indian subsidiaries, including MMT India and redBus India. Accordingly, under the current FDI Policy and the FEMA rules, any proposed holder or beneficial owner of our ordinary shares, Class B shares or 2028 Notes that is a non-resident entity from a country that shares a land border with India or where the beneficial owner of such an investment is situated in or is a citizen of any such country will not be able to convert such notes into ordinary shares without such approval. The Government of India has made and may continue to make revisions to the FDI Policy and the FEMA rules, which may impose additional requirements with respect to any holder’s ability to acquire our ordinary shares, including upon conversion of our Class B shares or our 2028 Notes, and/or requirements for acquisition of our ordinary shares or Class B shares upon a transfer thereof. Further, under the FEMA, we are restricted from lending to or borrowing from our Indian subsidiaries and our Indian subsidiaries are restricted from lending or borrowing in foreign currencies. We are also required to complete FEMA filings with respect to past investments in order to make further investments in India. There can be no assurance that we will be able to obtain any required approvals for future acquisitions or investments in India, including in our Indian subsidiaries and group entities, or that we will be able to obtain such approvals in a timely manner, on satisfactory terms or at all. Under the FEMA, the Reserve Bank of India has the power to impose monetary penalties, including of up to three times the value of a FEMA violation, where quantifiable, and confiscate the shares at issue.

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

Our Business and Activities Are Regulated by the Competition Act, 2002.

The Competition Act, 2002, as amended, or the Competition Act, regulates anti competitive practices including those that could have an appreciable adverse effect on competition in India. Breach of any provisions of the Competition Act may result in substantial penalties and compensation to be paid to persons shown to have suffered losses. Any agreement among enterprises or persons, which directly or indirectly determines purchase or sale prices, results in bid rigging or collusive bidding, limits or controls production, supply, markets, technical development, investment or the provision of services, or shares the market or source of production or provision of services in any manner, including by way of allocation of geographical area or types of goods or services or number of customers in the market, is presumed to have an appreciable adverse effect on competition. Any other agreement among enterprises or persons at different stages or levels of the production chain in different markets, and resulting in a tie-in arrangement, exclusive dealing, exclusive distribution or refusal to deal, are prohibited if such agreement causes or is likely to cause an appreciable adverse effect on competition and will also be subject to penalties. Further, the Competition Act prohibits the abuse of a dominant position by any enterprise either directly or indirectly, including by way of unfair or discriminatory pricing or conditions in the sale of goods or services, using a dominant position in one relevant market to enter into, or protect, another relevant market, and denial of market access, and such practices are subject to substantial penalties and may also be subject to compensation for losses and orders to divide the enterprise. On October 19, 2022, the Competition Commission of India, or the CCI, passed an order against MMT India and redBus India in relation to anti-competitive conduct under the Competition Act by MMT India and redBus India. The CCI imposed an aggregate penalty of Rs. 2,234.8 million (approximately $27.2 million) on MMT India and redBus India, as well as certain behavioral sanctions in respect of its agreements with hotels and disclosure of properties on its platform, in connection with the alleged abuse of dominant position in the market by MakeMyTrip and Goibibo for online intermediation services for booking of hotels in India and anti-competitive practices by MMT India and redBus India. MMT India and redBus India have appealed against the CCI’s order. If such appeal is unsuccessful, we may face significant limitations in our operations, and our business, financial performance and reputation may be materially and adversely affected.

Acquisitions, mergers and amalgamations that exceed certain revenue and asset thresholds (combinations) require the prior approval of the CCI. Any such combinations that have, or are likely to have, an appreciable adverse effect on competition in India are prohibited and void. There can be no assurance that we will be able to obtain approval for such future transactions on satisfactory terms, or at all. Further, the CCI has extraterritorial powers and can investigate any agreements, abusive conduct or combination occurring outside India if such agreement, conduct or combination has, or is likely to have, an appreciable adverse effect on competition in India. Pursuant to recent Competition Act amendments, enterprises and persons, even if not engaged in similar businesses, have been brought within the scope of anti-competitive agreements. Amendments that are not yet effective include a framework for resolution of investigations of anti-competitive agreements and abuse of dominant position and transaction value thresholds that require notification to the Competition Commission of India. In December 2022, a parliamentary standing committee on finance recommended the introduction of a new Digital Competition Act to regulate digital markets, including to evaluate competitive behavior before monopolies in such markets emerge, increase regulation over systemically important digital intermediaries and strengthen the powers of the CCI to monitor such entities. This proposed new law is still under consideration.

If we or any member of our group, including MMT India or redBus India, are affected, directly or indirectly, by the application or interpretation of any provision of the Competition Act or any proceedings initiated by the CCI or any other relevant authority (or any other claim by any other party under the Competition Act) or any adverse publicity that may be generated due to scrutiny or prosecution under the Competition Act, including by way of financial penalties, our business, financial performance and reputation may be materially and adversely affected.

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

Our holding company is governed by the regulatory regime applicable to Global Business Companies (GBC) effective from July 1, 2021. Generally, income tax rate for GBCs is at 15%. Subject to meeting certain prescribed conditions, a partial exemption of 80% may be allowed against certain types of income such as foreign source dividend and interest. Where the GBC derives income which is subject to foreign tax, and where such partial exemption has not been applied, the amount of foreign tax paid may be allowed as a credit against income tax payable in Mauritius in respect of that income.

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

Our holding company holds a specific Tax Residence Certificate issued under the Convention between Government of Mauritius and the Government of Republic of India for the avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on income and Capital Gains and for the encouragement of Mutual Trade and Investment, valid until May 4, 2024 and a general Tax Residence Certificate for all jurisdictions, valid until May 8, 2024, to certify that our holding company is resident in Mauritius, from the Mauritius Revenue Authority, as per the guidelines prescribed by the Mauritius Revenue Authority. These certificates are required for the avoidance of double taxation under the Agreements for the Avoidance of Double Taxation signed between Mauritius and other jurisdictions, including India. These tax residence certificates are renewed annually.

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

As of March 31, 2023, we had 66,462,562 ordinary shares and 39,667,911 Class B Shares outstanding. All of the ordinary shares sold in our prior public offerings are freely tradable without restriction or further registration under the US Securities Act of 1933, or the Securities Act, unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Subject to applicable restrictions and limitations under Rule 144 of the Securities Act, all of our shares outstanding before our prior public offerings will be eligible for sale in the public market. If these shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our ordinary shares could decline. We cannot predict what effect, if any, market sales of ordinary shares held by our significant shareholders or any other shareholder or the availability of these ordinary shares for future sale will have on the market price of our ordinary shares.

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

In February 2021, we issued $230.0 million aggregate principal amount of 0.00% convertible senior notes due 2028, or the 2028 Notes. Pursuant to the Terms of Issue of our Class B Shares, if and when any holder of the 2028 Notes offered hereby elects to convert its 2028 Notes into our ordinary shares, Trip.com (or any subsequent transferee in a Forty Percent Transfer (as in the Terms of Issue of our Class B Shares)) will have a pre-emptive right to subscribe for and purchase such number of additional Class B Shares that would preserve the percentage of its voting power in our share capital (after giving pro forma effect to the issuance of our ordinary shares upon the relevant conversion), at a price per Class B share equal to the then-effective conversion price (being $1,000 divided by the then-effective conversion rate). The maximum number of Class B Shares that may be issued pursuant to the exercise of Trip.com’s pre-emptive rights as of March 31, 2023 is 8,199,531 assuming (i) no adjustment to the conversion rate for any 2028 Notes converted in connection with a make-whole fundamental change or any conversion rate adjustments (in each case, as described in the indenture relating to the 2028 Notes) (ii) all 2028 Notes are converted simultaneously immediately prior to maturity and (iii) there are no changes to our share capital after March 31, 2023 until such pre-emptive rights are exercised, other than issuance of our ordinary shares upon conversion of the entire aggregate principal amount of the 2028 Notes. Such maximum number of Class B Shares includes Class B Shares issuable to Trip.com in connection with the exercise of its pre-emptive rights to subscribe for and purchase new Class B Shares (which Trip.com has deferred to a later date on which the purchase by Trip.com of the new Class B Shares would in the good faith judgment of Trip.com not be inconsistent with any applicable law) as a result of the issuance of ordinary shares pursuant to the assumed full conversion of the 2028 Notes as well as the exercise or settlement of equity awards under our Share Incentive Plan between August 19, 2020 to March 31, 2023. See “Item 10. Additional Information — B. Memorandum and Articles of Association — Trip.com’s Pre-Emptive Rights in relation to our 2028 Notes.” Any issuance of our Class B Shares will be subject to applicable restrictions under foreign investment laws in India. See “Item 3. Key Information — D. Risk Factors—Risks related to Operations in India—Restrictions on Foreign Investment in India May Prevent or Delay Future Acquisitions or Investments By Us in India, or Require Us to Make Changes to Our Business, Which May Adversely Affect Our Business and Financial Performance, and Require Prior Government Approval for Holders of Our Ordinary Shares, Including Upon Conversion of Our Class B Shares or Our 2028 Notes, and Our Class B Shares”.

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

Provisions under the US Foreign Account Tax Compliance Act and Treasury Regulations thereunder, commonly referred to as “FATCA,” generally may impose 30.0% withholding on certain “withholdable payments” and, subject to the proposed regulations discussed below, may impose such withholding on “foreign passthru payments” (each as defined in the US Internal Revenue Code) made by a “foreign financial institution” (as defined in the US Internal Revenue Code) that has entered into an agreement with the IRS to perform certain diligence and reporting obligations with respect to the foreign financial institution’s US-owned accounts (each such foreign financial institution, a “Participating Foreign Financial Institution”). If we were treated as a foreign financial institution and if we become a Participating Foreign Financial Institution, to the extent payments on the ordinary shares are considered foreign passthru payments, such withholding may be imposed on such payments to any foreign financial institution (including an intermediary through which a holder may hold the ordinary shares) that is not a Participating Foreign Financial Institution or any other investor who does not provide information sufficient to establish that the investor is not subject to withholding under FATCA, unless such foreign financial institution or investor is otherwise exempt from FATCA. Under current guidance, the term “foreign passthru payment” is not defined and it is therefore not clear whether or to what extent payments on the ordinary shares would be considered foreign passthru payments, although IRS guidance has indicated that the definition of “foreign passthru payment” is intended to cover payments that are attributable to underlying US source income. Under recently proposed regulations, any withholding on foreign pass thru payments would apply to passthru payments made on or after the date that is two years after the date of publication in the Federal Register of applicable final regulations defining foreign passthru payments. Although these recent regulations are not final, taxpayers generally may rely on them until final regulations are issued. The United States has entered into intergovernmental agreements with certain non-US jurisdictions that will modify the FATCA withholding regime described above. It is not yet clear how the intergovernmental agreements will address foreign passthru payments and whether such intergovernmental agreements may relieve foreign financial institutions of any obligation to withhold on foreign passthru payments.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of our Company

MakeMyTrip Limited (Company No. 24478/5832) is a public company incorporated under the laws of Mauritius with limited liability on April 28, 2000, and we hold a Global Business License issued by the Financial Services Commission of Mauritius. Our registered office is located at c/o IQ EQ Corporate Services (Mauritius) Limited, 33, Edith Cavell Street, Port Louis, Republic of Mauritius, 11324 and the telephone number for this office is (230) 212 9800. Our principal executive office is located at 19th Floor, Building No. 5, DLF Cyber City, Gurugram, India, 122002 and the telephone number for this office is (91-124) 439-5000. Our principal website address is www.makemytrip.com. Our other websites include www.goibibo.com; and www.redbus.in. Information contained on our website, or the website of any of our subsidiaries or affiliates, is not a part of this Annual Report. Our agent for service in the United States is MakeMyTrip Inc., 60 East 42nd Street, Suite 605, New York, NY 10165.

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

On February 1, 2023, we completed the transfer of our Goibibo business from ibibo India to MMT India pursuant to a scheme of arrangement between our wholly-owned subsidiaries, MMT India and ibibo India. Our redBus business was retained by ibibo India, and ibibo India was subsequently renamed as redBus India.

As of March 31, 2023, our stated capital was $2,028,201,056.85 comprising 66,462,562 ordinary shares and 39,667,911 Class B Shares with a par value of $0.0005 each.

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

Goibibo was founded in 2007 to provide online travel services in India and subsequently also acquired the redBus consumer travel brand. Goibibo offers hotel room bookings and air ticketing services on www.goibibo.com and its mobile platforms. In addition, Goibibo also offers rail tickets and ancillary travel services. Although we operate our businesses under both the Goibibo and MakeMyTrip brands, we believe that our acquisition of the Goibibo will contribute to the growth of these complementary businesses under these respective brands. redBus, a leading online bus ticketing brand with a presence across India and in select countries overseas, operates its domestic business through www.redbus.in and its mobile platforms. redBus also sells bus tickets through its SeatSeller platform. We believe that the addition of the redBus brand through our acquisition of the ibibo Group is a significant step in the growth of our bus ticketing business.

On February 1, 2023, we completed the transfer of our Goibibo business from ibibo India to MMT India pursuant to a scheme of arrangement between our wholly-owned subsidiaries, MMT India and ibibo India. Our redBus business was retained by ibibo India, and ibibo India was subsequently renamed as redBus India. redBus continues to operate separately under its existing brand.

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

In April 2019, we acquired a majority equity interest from the existing shareholders of Quest 2 Travel, which provides travel solutions for various corporates across India. In December 2021 and November 2022, we acquired additional equity interests in Quest 2 Travel and now hold an equity interest of 83.7% in Quest 2 Travel.

In April 2022, we acquired a majority interest in Book My Forex, which offers currency exchange, multi-currency prepaid forex cards and cross border remittances, as well as other ancillary products, to Indians travelling abroad.

In September 2022, we acquired an additional equity interest in Simplotel, which is engaged in building websites and booking technology for hotels. We currently hold an equity interest of 64.8% in Simplotel.

Disposal of Investments

On August 9, 2021, we disposed of our entire equity investment in Le Travenues Technology Limited, for an aggregate consideration of $38.5 million. For further details, refer Note 9 to our consolidated financial statements, which are included elsewhere in this Annual Report.

Additional Information

The SEC maintains an internet site, www.sec.gov, that contains reports, proxy and information statements, and other information regarding issuers, like us, that file electronically with the SEC. We also maintain a website at www.makemytrip.com, which contains information about our company. The information on our website shall not be deemed part of this Annual Report.

B. Business Overview

We are a leading travel service provider in India. Through our primary websites, www.makemytrip.com, www.goibibo.com and www.redbus.in, and our mobile applications, travelers can research, plan and book a wide range of travel services and products in India as well as overseas. Our services and products include air ticketing, hotels and packages, bus tickets, rail tickets, car hire, activities and experiences and ancillary travel requirements such as facilitating access to third-party travel, other insurance products, foreign currency exchange services and visa processing. As of March 31, 2023, approximately 71,000 properties in India including alternative accommodation properties, were available to our customers for booking through our platform. In addition, customers can book over 650,000 hotels and properties outside India, as well as tickets from Indian Railways and over 4,200 bus operators, including several major bus operators in India, Peru, Colombia and select countries in Southeast Asia, through our platforms as of March 31, 2023.

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

We have invested significant capital in our infrastructure and in sales and marketing efforts to build our brand, acquire customers and gain recognition, and recorded net losses for each of our fiscal years except for fiscal years 2011 and 2012. In fiscal year 2021, we implemented various cost saving measures in response to lower travel demand due to the COVID-19 pandemic and reduced our operating expenses (including marketing and sales promotions expenses) and reported a net loss of $(56.0) million. In fiscal year 2022, in response to the gradual recovery in domestic travel demand as a result of the diminishing impact of the COVID-19 pandemic in India, our revenue and operating expenses (including marketing and sales promotions expenses) increased and we reported a net loss of $(45.6) million. In fiscal year 2023, due to the strong recovery in travel demand as a result of the diminishing impact of the COVID-19 pandemic, our net loss reduced to $(11.2) million.

Air ticketing – Flights Segments, Hotels and packages – Room nights and Bus ticketing – Travelled tickets booked through our platform was 15.0 million, 8.5 million and 26.7 million, respectively, in fiscal year 2021, and 24.7 million, 15.6 million and 39.5 million, respectively, in fiscal year 2022 and 43.9 million, 26.1 million and 73.0 million, respectively, in fiscal year 2023. Our gross bookings were $1.6 billion, $3.2 billion and $6.6 billion during fiscal years 2021, 2022 and 2023, respectively.

Customers can make bookings on our MakeMyTrip, Goibibo and redBus mobile and desktop sites accessible through www.makemytrip.com, www.goibibo.com and www.redbus.in, respectively, and through our mobile applications for iOS, Android and Windows, which allow bookings for Indian and international flights, hotels and packages, and Indian bus offerings, trains, inter-city cabs and activities and experiences.

We have built advanced and secure technology platforms, which integrate our sales, customer service and fulfillment operations. Our technology platforms are scalable and can be upgraded to handle increased traffic and complexity of products with limited additional investment such as high traffic generated by promotional rates offered simultaneously by multiple travel operators. In order to meet the requirements of the growing Indian middle-class travel market, we also utilize other technology-enhanced distribution channels, including call centers in India, as well as our travel agents’ network in India.

We have made selective acquisitions in the past to grow our business, enhance our hotel inventory in popular travel destinations for our user base and to gain access to technology. In January 2017, we acquired Goibibo, a hotel and travel package booking platform focused on the Indian consumer travel market and redBus, a leading online bus ticketing platform with a presence across India and in select countries overseas.

We believe the strength of our brands, quality of our services, user-friendliness of our website experience, focus on our customers and efficacy of our marketing programs have enabled us to capture a significant share of the domestic air travel market in India, while increasing online penetration of the primarily-offline international air and hotels market in India. Our MakeMyTrip brand has won a number of awards in the past three fiscal years, including:

Award	Brand	Year
Best Online Travel Marketplace - B2C (ET Travel & Tourism Awards)	MakeMyTrip	2023
MICE Travel Agency of the year – Domestic Travel (ET MICE & Wedding Awards)	MakeMyTrip	2023
Best Domestic Tour Operator (ET Travel & Tourism Awards)	MakeMyTrip	2023
ET Digiplus Gold 2021-22	MakeMyTrip	2022
ET Spott Awards 2021-22	MakeMyTrip	2022
Business World Golden Cart 2021-22	MakeMyTrip	2022
Best Influencer Campaign IDMA 2021	MakeMyTrip	2022
Best Brand Performance Marketing Campaign at the Exchange4Media - Streaming India Awards	MakeMyTrip	2021
Best Influencer Marketing Campaign at the Exchange4Media - Streaming India Awards	MakeMyTrip	2021
Business World People HR Excellence (under different categories)	MakeMyTrip	2021

Our Strengths

We have the following competitive strengths:

A Leading Travel Service Provider in India with Well-Recognized Brands. Since commencing our travel business in India in 2005, we have become a leading company in the Indian travel market for air ticketing, hotels and packages and bus ticketing bookings. In fiscal year 2021, 14.7 million flight segments for domestic air tickets in India, 8.5 million room nights for hotels and packages and 26.7 million travelled tickets for bus tickets were booked through us. In fiscal year 2022, 23.7 million flight segments for domestic air tickets in India, 15.6 million room nights for hotels and packages and 39.5 million travelled tickets for bus tickets were booked through us. In fiscal year 2023, 37.9 million flight segments for domestic air tickets in India, 26.1 million room nights for hotels and packages and 73.0 million travelled tickets for bus tickets were booked through us. Furthermore, based on data from the DGCA, we estimate that nearly one in three domestic air passengers in India booked their air ticket through our company during fiscal year 2023.

The travel and hospitality industry has made significant and continuous progress in last decade. Businesses are now increasingly driven by technology with the aim of providing better customer service and increasing efficiencies. Over the years, we have used technology to automate our processes, make our offerings more customer-friendly and improve overall user experience.

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

We believe that as the leading travel service provider in India, we are well-positioned to succeed as consumers’ destination of choice for fast, easily searchable and more transparent travel research and shopping. As our market share grows, we are increasingly able to leverage deep knowledge of the travel industry and consumer trends and preferences to further personalize our travel offerings and drive higher customer conversion. Additionally, we are able to provide better pricing through scale and by bundling multiple travel products together in a single offer.

Comprehensive Selection of Service and Product Offerings. We offer a comprehensive selection of travel and travel-related services and products to our customers. We cater to the travel needs of residents in India, as well as non-resident Indians and others traveling to India from the United States, Southeast Asia, GCC countries and elsewhere. Our services and products include air tickets, hotels and packages, bus tickets, rail tickets, car hire, activities and experiences and ancillary travel requirements such as facilitating access to travel, other insurance products, foreign currency exchange services and visa processing. As of March 31, 2023, approximately 71,000 properties in India, including alternative accommodation properties, were available to our customers for booking through our platform. The number of properties in India available for booking through our platform declined due to the effects of the COVID-19 pandemic. In addition, customers can book over 650,000 hotels and properties outside India, as well as tickets from Indian Railways and over 4,200 bus operators, including several major bus operators in India, Peru, Colombia and select countries in Southeast Asia, through our platform as of March 31, 2023. Our selection of hotels is diverse, with choices for travelers from budget to premium category offerings, homestays, villas and apartments being available on all our brands and also through our offline channels and corporate offerings. We believe our comprehensive selection of travel services and products makes us a “one stop shop” for various types of travel and related ancillary services for our customers’ travel needs and allows us to combine multiple products and provide customized packages that suit the unique needs of our customers.

Broad Distribution Network. We use a variety of technology-enhanced distribution channels to target the growing Indian middle-class travel market. Our distribution network is centered on our India-focused websites, www.makemytrip.com, www.goibibo.com and www.redbus.in, mobile applications for Android and iOS, our United Arab Emirates-focused website, www.makemytrip.ae, our call centers, and various franchisee-owned travel stores in India as of March 31, 2023. Travel agents can access our MakeMyTrip B2B websites through a dedicated platform called MyPartner which enable them to sell our full suite of online travel services to their customers. Our Holiday Experts initiative also offers a unique career opportunity to Indian women homemakers as it helps them utilize their skill-sets by providing them with in-depth training and access to latest advanced tools and technology, along with close and continuous mentoring. As of March 31, 2023, approximately 1,300 women participate in this initiative by working from home and assisting our customers with our holiday offerings.

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

MakeMyTrip and Goibibo also offer loyalty programs. MMT India offers the “MMT Black” loyalty program for select customers on an invite-only basis to promote repeat bookings and customer retention. MMT Black members earn cashback-based rewards based on their spending on our website and mobile application, which can be used to offset future bookings. Additionally, members are entitled to tier-based loyalty benefits such as discounts on hotels, free in-flight seats and meals, discounted airport transfers, holiday package vouchers and access to members-only sales. As of March 31, 2023, MMT Black had approximately 1.9 million member enrolments.

Goibibo’s “GoTribe” loyalty program allows registered users to earn rewards and benefits on their travel bookings, with the aim of rewarding and retaining high value customers. Members have access to benefits such as special discounts, complimentary privileges from participating hotel brands and complimentary flight seats. As of March 31, 2023, GoTribe had more than 0.9 million member enrollments.

We primarily outsource our call center operations and fulfillment process in India to iEnergizer IT Services, Radical Minds Technologies, Concentrix Daksh Services, IGT Solutions and others as we believe that these providers are experienced, reputable and able to adhere to our customer service standards and enhance our service quality. We also have a dedicated in-house escalation service team, which operates 24 hours a day, seven days a week, and is responsible for addressing issues or complaints raised by our customers. All of our representatives participate in a formal training program before commencing work and have in-depth knowledge of their relevant local market. Our representatives also attend periodic training programs to familiarize themselves with our new services and products.

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

Expand Our Hotels and Packages Business. Our hotels and packages business generally yields higher Adjusted Margin % than our air ticketing business, and we intend to continue shifting our business mix towards this segment. In fiscal year 2017, we acquired the Goibibo business, which operates a hotels and packages business under the Goibibo brand that is substantially similar to our MakeMyTrip business, making us one of the leading online hotels and packages providers in India.

We aim to increase our market share by investing in automation, adoption of new technologies and greater focus on customers. Our objective is to enable more hotel suppliers to seamlessly connect to our various platforms using the latest technology, including direct connects, channel managers and direct integrations with various aggregators. We also continue to focus on automation by making changes to our extranet to allow more of our hotel suppliers to use a self-service mode for managing their rates, inventory, content, payments and confirm bookings made by our customers on a real-time basis. India is the most populous country in world and an under-penetrated market for travel. Propensity and willingness to travel is steadily increasing, fueled by a growing Indian middle-class. According to the WEF, the percentage of middle-income households is expected to grow from approximately 50% in 2019 to 80% in 2030, representing an addition of 140 million middle-income households. This is expected to drive growth in consumer spending. In addition, India is expected to have 1 billion internet users by 2030 and, more than 40% of all purchases will be highly digitally influenced, up from 20-22% in 2019. This presents a significant opportunity for technology companies. We believe that we can increase our total number of transactions as internet penetration in India increases over time. In addition, given the high penetration of smartphones in India, we have also introduced our extranet mobile application which allows hotels to directly update inventory and rates, and confirm bookings through the application. We are investing in improving the customer experience by enhancing our offerings on various devices (particularly mobile and tablets) and becoming more content-focused. We also intend to grow our packages business outside India through strategic partnerships and acquisitions, as well as by strengthening our relationships with key aggregators from whom we procure inventory for our packages products.

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

We seek to continue expanding our travel offerings beyond core air tickets, hotels and packages to mass market products including bus and rail. We introduced the sale of bus tickets in 2008 and the sale of rail tickets in 2009 under our MakeMyTrip brand. In January 2017, we expanded both of these businesses through the acquisition of the ibibo Group and the addition of its redBus bus ticketing and Goibibo rail ticketing businesses to our offerings. We also provide car hire services in conjunction with our holiday package bookings and in fiscal year 2018, we introduced intercity car hire services on both MakeMyTrip and Goibibo platforms. In fiscal year 2019, we introduced “Experiences”, a new category of service that allows our users to buy tickets to attractions, dinners and many other travel and local activities in their region. As of March 31, 2023, we offer over 19,000 activities and experiences on our MakeMyTrip platform, both domestically and overseas, with a focus on international experiences. Further, we also provide other value-added ancillary services such as facilitating access to insurance, foreign currency exchange services and visa processing to enhance our customers’ travel experience.

Enhance Our Service Platforms by Investing in Technology. We intend to continue to invest in technology to enhance the features of our services and our platforms. We have integrated our hotels extranet platform, flights supply unification, pricing system and CRM unification across our MakeMyTrip and Goibibo brands. We also intend to extend user feedback features to more products, enable more user-friendly bookings to be saved by our customers and used across all our services and products, enhance our mobile service platform to make transactions more user-friendly and allow real-time fingerprinting to prevent online credit card fraud. We intend to sell more of our holiday packages online in addition to selling through our call centers, which we believe will result in increasing our operating margins. We believe that our continued investments in technology will enable us to enhance our customer service and to capitalize on the expected growth opportunities in the online travel market in India. We intend to continue to focus on increasing our online and mobile customer base. We intend to continue to invest in mobile offerings and applications. We also intend to strengthen our focus on analytics, and upgrading our technology platform. We have also unified our back end systems across our MakeMyTrip, Goibibo and redBus platforms, which we believe will yield faster and more efficient development and deployment of system enhancements.

Expand into New Geographic Markets. We believe we are well positioned for growth in other overseas markets, particularly those with a significant non-resident Indian population as well as destinations with proximity to India and favored by Indian travelers, particularly popular regional destinations that are located within a five-hour flight from India. In December 2009, we launched our website, www.makemytrip.ae, in the UAE, following, among other things, the registration of our website’s domain name with the relevant registry as well as the procurement of additional servers to handle the increased traffic from this international website. The UAE has a significant non-resident Indian population, and our website is intended to serve the travel needs of non-resident Indian travelers traveling from the UAE and neighboring Middle Eastern countries to India as well as on their travels elsewhere. In 2021, we launched our flights and hotels desktop and mobile web platform covering the GCC countries. We have developed multilingual content and vernacular search optimized pages in Arabic and English for such markets, which has resulted in additional travelers from the region using both our web and mobile platforms. In 2023, we launched our first major brand campaign “Break the Booking Routine” for the GCC market, with the aim of building awareness amongst non-Indian users in the UAE. In addition, we also launched our “MMT SELECT” loyalty program.

We entered the Singapore market by acquiring Luxury Tours in May 2011. In November 2012, we expanded in Southeast Asia through our acquisition of the ITC Group. In January 2017, as part of our acquisition of the ibibo Group, we entered the Colombia and Peru markets through our redBus business. In April 2018, redBus also commenced operations in Indonesia.

Pursue Selective Strategic Partnerships and Acquisitions. In addition to growing our business organically, we have in the past and may continue to pursue strategic partnerships and targeted acquisitions that complement our service offerings, strengthen or establish our presence in our targeted domestic and overseas markets or to gain access to technology. On January 31, 2017, we undertook a strategic combination with the ibibo Group by way of an acquisition of 100% equity interest in the ibibo Group, which owns and operates air ticketing, hotels and packages and rail and bus ticketing businesses under its Goibibo and redBus brands. In fiscal year 2013, we became the sole owner of Luxury Tours, a Singapore-based travel agency which is engaged in the business of providing hotel reservations, excursion tours and other related services to inbound and outbound travelers in Singapore and the rest of Southeast Asia, following our initial investment in 2011. In 2014, we acquired a minority equity interest in Simplotel. We became the sole owner of the ITC Group in 2015, a well-established hotel aggregator and tour operator focused on Thailand in which we initially invested in 2012. In fiscal year 2019, we acquired 100% equity interest in Bitla, which provides technology support for bus operators and in April 2019, we acquired controlling equity interest from the existing shareholders of Quest 2 Travel, which provides travel solutions for various corporates across India. We also hold a 38.6% stake in Saaranya Hospitality Technology Private Limited. In April 2022, we acquired a majority interest in Book My Forex, which offers currency exchange, multi-currency prepaid forex cards, cross border remittances as well as other ancillary products to Indians travelling abroad. In September 2022, we acquired an additional equity interest in Simplotel and now hold an equity interest of 64.8% in Simplotel. In November 2022, we acquired an additional equity interest in Quest 2 Travel and now hold an equity interest of 83.7% in Quest 2 Travel. We expect to continue to monitor strategic partnerships and acquisitions in the future. We believe that our acquisitions and partnerships, together with our technology platform that enables us to successfully and cost-effectively integrate our new acquisitions and partners, have helped to strengthen our positions in our different businesses.

Our Services and Products

We offer a comprehensive selection of travel and travel-related services and products catering to the travel needs of residents in India as well as non-resident Indians and others traveling to India from the United States, Southeast Asia, the GCC countries and elsewhere. We provide travelers with the tools and information they need to efficiently research, plan, book and purchase travel services and products in India as well as overseas. Our services and products include air tickets, hotels, packages, bus tickets, rail tickets, car hire, activities and experiences and ancillary travel requirements such as foreign currency exchange services, visa processing, facilitating access to travel and other insurance products. Our key customers include leisure travelers and corporates.

Air Ticketing

Our air ticketing business is primarily targeted at domestic travel within India and international travel originating in India; and inbound travel to India from the United States, Southeast Asia, the GCC countries and elsewhere. We further expanded our air ticketing business in 2017 through our acquisition of the ibibo Group, through which we continue to operate our Goibibo business.

We commenced our air ticketing operations under our MakeMyTrip brand in 2000 and have experienced significant growth in our air ticketing business covering domestic travel within India and international travel from India. Furthermore, based on data from the DGCA, we estimate that nearly one in three domestic air passengers in India booked their air ticket through our company during fiscal year 2023. The following table sets forth the number of flight segments booked through our platforms for the periods indicated.

	Number of Flight Segments(1)
	Fiscal Year March 31,
	2021	2022	2023
Indian domestic air travel	14.7 million	23.7 million	37.9 million
Outbound (outside India) air travel	0.3 million	1.0 million	6.0 million

Note

(1)
“Flight segments” means a flight between two cities, including flights booked as part of a longer itinerary or a package, and is reported net of cancellations. From fiscal year 2023, we began tracking the number of flight segments booked as a component of bookings for our Hotels and Packages segment, in addition to room nights. Prior to fiscal year 2023, flight segments booked as a component of bookings for our Hotels and Packages segment were not included in Air Ticketing – Flight segments. Information on the number of flight segments booked as a component of bookings for our Hotels and Packages segment prior to fiscal year 2023 is not available.

We provide our customers with a wide selection of airline tickets for all major domestic full-service and low-cost airlines operating in India, including Air India, Air India Express, Air Asia, Alliance Air, Akasa, Flybig, Go Air, IndiGo, SpiceJet, Star Air and Vistara; and all major international flights that originate from cities in India including, Air Asia, Air France-KLM, Air India, American Airlines, British Airways, Cathay Pacific, Delta Airlines, Emirates, Etihad Airways, Ethiopian Airlines, Finnair, IndiGo, Kenya Airways, Lot Polish, Lufthansa, Malaysia Airlines, Malindo, Qatar Airways, Qantas Airways, Scoot Airlines, Singapore Airlines, Thai Airways, United Airlines, Virgin Atlantic, Vistara, Vietnam Airlines and Vietjet Airways. We make bookings with these airlines either through a GDS (we use both Amadeus CRS and Galileo GDS) or via “direct connects” to the airlines’ booking systems.

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

Hotels and Packages

We introduced our hotels and packages business in 2005 and have since experienced significant growth in this area, including through our acquisition of the ibibo Group in January 2017. We operate our hotels and packages business mainly through MMT India under the MakeMyTrip brand and Goibibo brand. The total number of room nights in our hotels and packages business was 8.5 million, 15.6 million and 26.1 million in fiscal years 2021, 2022 and 2023, respectively.

Hotels. As of March 31, 2023, approximately 71,000 properties in India, including alternative accommodation properties, were available to our customers for booking through our platform. In addition, customers can book over 650,000 hotels and properties outside India through our platform. We obtain access to room inventory from our hotel suppliers through three methods: “direct connects,” “direct allocation” and for most hotels outside India, through contracts with online travel agents and aggregators outside India. Substantially all of our hotel suppliers in India have a “direct allocation” arrangement with us whereby they allocate rooms directly to us either by managing their room inventory through our extranet, or through channel managers, or supported by us via telephone. We do not assume any inventory risk for such “direct allocation” as unsold inventory is released to the hotels within an agreed period of time. The remaining hotels in India are connected through direct connects. “Direct connect” is the method by which our booking systems are integrated with the central reservations systems of the hotels and reservations made are confirmed on a real-time basis, although this applies to a small proportion of our total hotel bookings. Through our ongoing efforts to increase the automation of and otherwise improve our extranet, our hotel suppliers are now able to perform most of the necessary functions for executing transactions through our system without our direct involvement. We obtain access to inventory for most hotels outside India through contracts with other online travel agents and aggregators outside India. Our inventory also includes home stays and budget rooms through “goSTAYS” at Goibibo and MakeMyTrip. During fiscal year 2018, we merged our supplier extranet for MakeMyTrip and Goibibo to a common technology platform for our domestic and self-contracted international accommodation properties both on our websites and mobile applications. We have further upgraded this platform by adding features such as management of inventory, rates, promotions and analytical capabilities. We have also expanded our hotel offerings by providing alternate accommodations, which include villas, apartments, hostels, homestays and cottages. We do not assume any inventory risk, as these properties allocate their inventory to us directly or through channel managers. We have also introduced a calendar sync option, which allows alternative accommodation providers to update inventory by synchronizing their calendars. We allow customers to book these properties through all of our online platforms. In 2020, we introduced a feature for certain alternative accommodation properties to facilitate communication between customers and hosts. In 2021, we also introduced a feature which allowed new hosts to be onboarded directly through our MakeMyTrip mobile application. In 2022, we launched a “Book at Zero” option, which allows our customers to book hotels or homestays in India and internationally without making any upfront payment. This provides our customers with convenience and flexibility in making travel plans, as they are only required to make payment closer to their check-in date.

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

Bus Ticketing

We own and operate our bus ticketing business primarily through redBus, a leading online bus ticketing platform with a presence across India through www.redbus.in and in select countries overseas through our other regional redBus websites. Customers can also make bus bookings on our MakeMyTrip and Goibibo websites in India and on mobile platforms through our mobile applications for iOS and Android. We believe that the strength of these three brands have positioned us to increase our penetration of the bus ticketing market in India. Customers can also access YourBus, a vehicle tracking tool and other features in all three brands. Through our websites and mobile platforms, 26.7 million, 39.5 million and 73.0 million bus travelled tickets were booked in fiscal years 2021, 2022 and 2023, respectively.

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

Customers can search for bus tickets based on their preferred platform with their travel dates and routes and our websites will typically display numerous options for customers to choose from. We offer our customers basic information on the type of bus used on the relevant route. Customers are able to select seats, choose from the available boarding points in the relevant city on the routes as well as obtain information on the location of the chosen boarding point among other details. Our websites and applications also enable our customers to find their destinations easily by using colloquial names. We also recently made significant improvements to our online bus booking platform, such as more flexible filters and crowd-sourced bus images and reviews from our users which helps our customers make informed decisions while booking buses.

redBus also sells bus tickets through an agent platform, SeatSeller, which comprises more than 15,000 agents across India, Southeast Asia and Latin America. In addition, redBus tickets are sold through approximately 140 application programming interface, or API partners. Our redBus transaction database is highly scalable to cater to our growing transaction needs.

In recent years, redBus launched a variety of initiatives aimed at improving customer experience, including localization of booking funnel, starting with Hindi. In fiscal year 2023, we launched an initiative to provide rapid resolutions for bus operator related complaints, which has resulted in a significant reduction in turnaround time. Other customer experience initiatives include enhancing the quality of bus images and information related to bus amenities, improving the accuracy of bus boarding and drop-off points and adding customized filters. In fiscal year 2023, redBus also began offering domestic and international ferry tickets in Malaysia and Singapore.

Other Services and Products

Rail Tickets. We sell railway tickets in India on our MakeMyTrip and Goibibo platforms through “direct-connect” access to Indian Railways’ passenger reservation system online, allowing customers to reserve and purchase Indian Railways tickets on a real-time basis, as well as through our redBus platforms (which also includes our recently launched redRail mobile application). Indian Railways is India’s state-owned railway, which owns and operates most of India’s rail transport. We booked 1.2 million, 4.6 million and 8.1 million transactions for rail tickets in fiscal years 2021, 2022 and 2023, respectively.

Using a customized search interface, our customers are able to quickly search for train tickets based on their preferred travel dates, destinations and class of travel. Customers are able to compare travel options across various trains, classes, dates and prices. The search results displayed are detailed and have been customized to suit the needs of local Indian railway users.

Car Hire. We provide car hire services, airport transfers and outstation cabs on both MakeMyTrip and Goibibo platforms. In fiscal year 2018, we introduced outstation cab services on both MakeMyTrip and Goibibo platforms. Customers can make bookings through our desktop and mobile sites and our mobile applications for iOS and Android. As of March 31, 2023, we offered outstation cab services in more than 1,700 cities in India. We also offer transfers to and from 25 airports across India. Through our websites and mobile platform, approximately 0.1 million, 0.2 million and 0.3 million outstation cabs services transactions were booked in fiscal years 2021, 2022 and 2023, respectively, while 0.2 million, 0.3 million and 0.5 million airport transfer transactions were booked in fiscal years 2021, 2022 and 2023, respectively.

In fiscal year 2022, we introduced “rYde by redBus”, a certified intercity cab transport service with quality vehicles and trained drivers, in two cities, being Bengaluru and National Capital Region of Delhi, through our MakeMyTrip, Goibibo and redBus platforms.

Experiences

In fiscal year 2019, we introduced “Experiences” to enable our users to explore local activities in destinations that they travel to. We aim to provide our customers with a wide range of options for local activities for a seamless integrated trip across destinations, facilitated by instant confirmations on our booking systems. As of March 31, 2023, we have partnered with premium service providers across the world to bring over 19,000 domestic and international products to our customers, with a focus on international experiences.

Fintech Services

In fiscal year 2021, we launched a technology platform for financial services to cater the needs of domestic and international travelers from India through our wholly-owned subsidiary, TripMoney.

TripMoney’s technology platform connects our customers in India to various lenders in India that offer short-term credit lines for up to 12 months to travelers, which helps to facilitate purchases of our travel offerings by our customers by allowing them to pay for their travel expenses in instalments after their journey. TripMoney offers a rupee denominated, secured credit card through co-branding partnership with a bank. Indian travelers visiting overseas can purchase prepaid cards in India and pay for overseas purchases in the local currencies of their destination country.

In April 2022, TripMoney acquired a majority interest in Book My Forex, which offers currency exchange, multi-currency prepaid forex cards, cross border remittances as well as other ancillary products to Indians travelling abroad.

Ancillary Services and Products

We offer travel-related ancillary services to our customers who book their travel using our platforms, such as travel insurance and foreign currency exchange services from third party suppliers and visa processing services. In fiscal year 2023, we introduced add-on products for air ticketing bookings on our platform. Customers opting for “Zero Cancellation” can cancel their booking and receive a full refund up to 72 hours before the departure of flight. Customers who opt for “Free Date Change” on domestic flights can change their travel date up to two hours before departure by paying any applicable fare difference.

Distribution Channels

We utilize a variety of technology-enhanced distribution channels to target the growing Indian middle-class travel market, where digital and ecommerce adoption is still at an early stage. Our broad distribution network gives us access to Indians traveling domestically or overseas and also reaches non-resident Indians and others traveling inbound to India. Our distribution network uses a combination of our websites, mobile applications, call centers and franchisee-owned travel stores, as well as our travel agents’ network in India and mobile service platform, giving us multiple channels to access these customers. We have also partnered with various digital platforms such as Amazon Pay and PhonePe to provide travel services to expand our customer reach. The majority of our total transactions are carried out through our websites and mobile applications.

Our customers’ varied needs are served by different distribution channels. During fiscal year 2019, nearly all of our sales of air tickets for travel were made through our websites and mobile applications and the balance of our sales for air tickets, were made through our call centers and were most commonly for inbound travel. While we experienced a decrease in the number of transactions booked through our desktop websites between fiscal years 2020 and 2023, we believe that this is due to more customers shifting towards using our mobile applications instead of our desktop website as a result of the increased use of smartphones and mobile devices in India. Our sales of hotel rooms are also primarily made through our websites and our mobile applications. Our customers can book standard flight plus hotel packages on our websites and our mobile applications, but the majority of the sales of packages within or outside India are concluded through our Holiday Experts and our franchisee-owned travel stores. All of our bus and rail ticket sales in India are made through our Indian websites and our mobile applications.

Internet Websites and Mobile Applications

Our MakeMyTrip brand operates through the websites www.makemytrip.com and other overseas regional websites servicing the Indian domestic and outbound market, the United States-India inbound market (focusing in particular on non-resident Indians in the United States), as well as countries in the GCC and Southeast Asia. Our Goibibo brand operates through www.goibibo.com and our redBus brand operates through www.redbus.in and other overseas regional websites.

Our websites and their content are tailored to our predominantly Indian user base. For example, on www.makemytrip.com, we have localized our top-selling hotel webpages with information and using language that we believe would be more attractive and relevant to an Indian user. In fiscal year 2021, we also launched the Arabic language version of our desktop and mobile website for flights and hotels product offerings in the Middle-East, specifically the GCC countries. Our multilingual content has helped us build vernacular search optimized pages, acquire more Arabic-speaking customers and increased the number of downloads for the English version of our mobile application, which have resulted in an increase in the number of our customers from the GCC countries.

Using our websites, customers can easily and quickly review the pricing and availability of nearly all our services and products, evaluate and compare options, and book and purchase such service and products online. We have also designed our websites to offer personalized recommendations and offers based on a customer’s history. In addition, we have self-service customer support modules on our websites to let our customers check their refund status, modify or cancel reservations and view their travel itineraries. Customers can also purchase ancillary travel-related services and products, such as travel and other insurance products as part of the booking process. Although certain packages for MICE or other customized packages cannot be purchased online, customers can submit inquiries through our websites and our sales representatives will contact such customers to follow up and process the transaction, if required.

A transaction on our websites typically involves the following steps:

Search. A customer conducts a search for a particular product, or combination of products (for example, flight plus hotel), on our websites by defining desired parameters. For example, for domestic Indian flights, apart from the city of departure and destination, number of travelers and dates of travel, our customers can also input additional parameters such as preferred cabin class and fare types. Our websites’ search capabilities employ scalable search and routing logic that we believe return comprehensive results without sacrificing search response times or creating added stress on our suppliers’ infrastructure. Our search results are generated in a cost-effective and time-efficient manner since over 76.8% of our search results related to domestic travel and 54.6% our search results related to international travel come from cache. Our web-based MakeMyTrip, Goibibo and redBus booking engines, which have been designed to link to our suppliers’ systems either through “direct connects” or a GDS (both Amadeus CRS and Galileo GDS), allows us to deliver real-time information. In addition, we also provide extranet access to our hotel suppliers where they can update their rates, inventory and content on our websites.

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

Payment. We offer our customers a variety of payment methods. On our Indian websites, customers may pay in Indian Rupees with credit cards, debit cards issued by banks in India, bank transfers, e-wallets and unified payment interfaces such as GooglePay and PhonePe. We also offer partial payment options for large value transactions. All sales made through our desktop and mobile platforms require consumers to pay or guarantee their purchases with their credit cards or other payment options. Our online payment gateways are secured by “Verified by VISA,” “MasterCard Secure Code,” “Diners ProtectBuy,” “RuPay PaySecure” and “American Express SafeKey.” Customers may also use our proprietary prepaid wallets (“MyWallet”, “GoCash” and “redBus Wallet”) to obtain instant refunds and a quicker checkout experience. We also accept international credit cards issued outside India through single factor authorization for which we bear fraud chargeback liability. On our US MakeMyTrip website, customers may pay in US dollars with credit cards or through PayPal. On our United Arab Emirates website, customers may pay in United Arab Emirates Dirhams with credit cards or other payment modes acceptable in UAE. On our other international websites, customers may pay in multiple currencies with credit cards.

In fiscal year 2021, we launched deferred payment plans through one of our subsidiaries in India to serve our online customers, giving our customers the option to pay for their bookings in monthly instalments over a duration of up to 12 months, in partnership with banks such as ICICI and IDFC and non-banking finance companies such as Kissht, Capital Float and Zest Money. We do not assume credit risk for these travel loans. We have also partnered with various lending companies to offer an algorithm-based “Book Now, Pay Later” option for certain customers and offerings, as well as a hotel booking option that requires the payment of a nominal fee at booking, with the remaining fee auto-debited from customers after completion of their stay.

In order to simplify the booking process for our customers, our websites do not require prior customer registration in order for customers to complete their purchases. Customers who do not wish to register will only be required to provide basic contact details (including their name, telephone number and e-mail address) prior to payment. An electronic confirmation is sent to the customer through e-mail and WhatsApp and customers can also use our self-service web-support, My Account, to check their booking details, print e-tickets and vouchers, cancel bookings and track progress of refunds.

Our MakeMyTrip, Goibibo and redBus mobile platforms cater to the full range of traveler needs. This includes our mobile websites and mobile applications, which allow customers to search, book and pay for Indian domestic and international air tickets, hotels and packages, bus and rail tickets, cab bookings and attractions and activity bookings on their mobile phones at no additional cost with flexibility of payment options. The tickets and bookings are delivered through email and WhatsApp messages. We also send regular updates on our offers to our customers via push notifications on mobile applications. In addition to being able to make different types of travel bookings on their smartphones and mobile devices, customers can view their booking details, cancel bookings, request e-tickets, track refund status, look for new deals and use location-based services to find nearby places of interest. Our mobile applications are available on Android, iOS and Windows Mobile. Since our inception in 2000 till March 31, 2023, over 64.7 million customers have transacted on our various platforms.

As of March 31, 2023, our MakeMyTrip mobile application had been downloaded approximately 146.3 million times on Android, approximately 18.1 million times on iOS and approximately 0.4 million times on Windows Mobile. As of March 31, 2023, our Goibibo mobile application had been downloaded approximately 124.6 million times on Android and approximately 10.4 million times on iOS. As of March 31, 2023, our redBus mobile application had been downloaded approximately 126.9 million times on Android and 6.8 million times on iOS. As of March 31, 2023, our redRail app has been downloaded approximately 2.7 million times on Android. Approximately 86% of our Indian online visitors reached us through our mobile platforms in fiscal year 2023. We have invested significantly in customer acquisition and inducement programs in order to increase mobile application downloads and accelerate growth in our India standalone hotel booking business. In our standalone hotels business, more than 86% of online transactions in fiscal year 2023 were completed through our mobile platforms.

Call Centers

Our in-house call centers that handle sales and post-sales customer service support for our international hotels and packages business, as well as domestic Indian packages with more complicated itineraries, are run out of Delhi NCR, Dehradun, Ranchi, Pune, Vadodara, Nashik and Kolkata in India. Our call centers in Singapore and Thailand support our international business operations. Our in-house and managed call centers that handle sales and post-sales customer service support for India bus-related services are operated out of Bengaluru, Pune and Vadodara. Our international redBus operations are supported by our call centers are in Malaysia, Indonesia and Peru. Our call centers in India operate 24 hours a day, seven days a week. Customers can call these centers to consult with our sales representatives, receive comprehensive, real-time hotel and package information, and make travel bookings. All of our sales representatives in India participate in a comprehensive training program before commencing work and have an in-depth knowledge of their relevant local market. Our sales representatives also receive up-to-date training on our new services and products.

To achieve cost-efficiency and scalability, we also utilize various third-party vendors in India to manage our call center service. We outsource our call center service for sales and service for all international flights (both inbound to India and outbound from India), and most of our hotel reservations and packages to such vendors. Our outsourcing service providers also handle our post-sales customer service support for all flights (domestic and international), hotel reservations and packages, and rail and bus ticketing, as well as back office fulfillment and ticketing services. We primarily outsource our call center operations and fulfillment process in India to iEnergizer IT Services, Radical Minds Technologies, Concentrix Daksh Services, IGT Solutions and others as we believe that these providers are experienced, reputable and able to adhere to our customer service standards and enhance our service quality. Our external agents complete training programs and refresher training courses in order to understand our processes and systems.

All our call centers are equipped with our enterprise resource planning, or ERP, application, allowing our sales representatives and agents to make bookings and create packages, as well as attend to customer requests. These centers are also linked to our CRM system which enables us to monitor the performance of our sales representatives and outsourced agents on a round-the-clock basis. We also have software that enables us to log on to customer calls and to perform random checks on our call centers on a real-time basis. Our system also enables us to monitor the number of waiting calls and limit customer-aborted calls on our hotlines due to long waiting times. Customers who are travelling internationally also have the option to live chat with our call center agents through our website. Our in-house quality team monitors the quality of our call center transactions, including the tone and voice of our customers, with the aim of ensuring that high quality service is consistently offered. We also have a third-party partner who audits inbound and outbound calls and emails of our call center agents.

Travel Stores

As of March 31, 2023, we had over 135 franchisee-owned travel stores operated across India, which primarily sell packages under our MakeMyTrip brand. During the COVID-19 pandemic in 2020, we have also optimized some of our businesses in sync with our longer term growth strategy to transition out of high fixed costs offline sales channels and consequently closed all our company-owned travel stores and counters at airports in India.

At our franchisee-owned travel stores, customers can consult with our sales representatives, receive comprehensive, real-time information on flights, hotels, packages, as well as information for other services and products, and make travel bookings, without prior appointment. Unlike agents in our travel agents’ network described below, agents in our franchisee-owned travel stores sell our products exclusively. These travel stores are also equipped with our ERP application and linked to our CRM system.

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

Travel Agents’ Network

Our travel agents can access our MakeMyTrip, Goibibo and redBus B2B websites, which enable them to sell our full suite of online travel services to customers. Our B2B websites use a similar interface as our external customer-facing websites. We believe our network is attractive to travel agents as we provide access to products which such agents may not otherwise be able to access cost-effectively or at all. These travel agents earn commissions from us depending on the volume and type of travel services and products sold. Furthermore, our travel agents’ network allows us to expand our footprint in India and distribution network in a cost-effective manner. In fiscal year 2021, MMT India launched dedicated platform “myPartner” for travel agents, which enables travel agents to book hotels and air tickets on our platform, with direct access to our hotel and flight inventory. As of March 31, 2023, we had over 36,000 registered agents on our “myPartner” platform.

Technology and Infrastructure

General

We benefit from an advanced technology platform which we believe has a high level of reliability, security and scalability, and which has been designed to handle high transaction volumes across all our websites on shared infrastructure.

We operate our technology platform through external and internal data centers in India located in Mumbai, Chennai and Gurugram. Our Indian external data centers utilize AWS in the Mumbai region. Our internal data center runs independently and serves all the data needs of our internal operations.

Our website utilizes AWS across multiple availability zones, which provides greater reliability through redundancy protection, including during peak traffic periods. This helps us to ensure business continuity and minimize potential damage in the event of a disruption.

To further support business continuity, our Indian external data centers can replicate and synchronize data from each other on a continuous basis, effectively allowing them to back up each other’s data. In addition, all data is backed up on a weekly basis and stored in a secure facility.

Our technology infrastructure is monitored by an internal team and is assisted by an outsourced security monitoring and engineering support team that operates 24 hours a day, seven days a week. All our servers installed at our data centers and at our offices are also secured with firewalls.

We have the ability to scale our technology platform up and down to meet our needs without incurring substantial costs through the use of virtual machines, cloud platforms and infrastructure when required. Our technology stack is also modular and can be easily modified for multiple lines of business.

We believe we have core technology advantages in multiple areas, including:

•
website logic that simplifies and improves our customers’ ability to book a trip most suited to their requirements, including providing extensive lower-priced options and alternative routings, and assisting customers in finding their destinations easily by using colloquial names or major landmarks;
•
availability on a variety of mobile platforms, including iOS and Android;
•
scalable search and caching technologies that return comprehensive results and allow us to provide more flight and hotel options to our customers without sacrificing search response times or creating added stress on our suppliers’ operating or cost infrastructure;
•
capability to combine various flight and hotel options, offering our customers the ability to compare multiple combinations of airlines and hotels to assemble a package, resulting in trips that are frequently less expensive than individually booked components and more flexible for our customers; and
•
capability to monitor more than 10,000 unique systems, application, network, security and business metrics that comprise our technology platform, including the capability to generate advanced reports and alerts related to this data.

Fully Integrated Technology Platform

Our CRM systems in India use an in-house developed CRM and telephony platform, which integrates our sales, customer service and fulfillment operations. Our CRM systems are designed to analyze customer needs for better servicing and can generate reports identifying areas of opportunity or weakness, which helps us to improve our service and product quality. Our web-enabled centralized booking system in India enables our customers and B2B partners to search and book travel services and products that we sell and provide on a real-time basis. We also have “Verified by VISA,” “MasterCard SecureCode,” “Diners ProtectBuy,” “UPI”, “RuPay PaySecure” and “American Express SafeKey” enabled payment gateways, which provides additional security for transactions via our Indian website using credit cards and debit cards issued by Indian institutions. We also offer payment options via internet banking and other instruments. Telephone services are powered by Avaya and Ameyo.

Our systems also allow us to provide high quality customer service by promptly processing customer inquiries and requests and by monitoring the performance of our sales and customer service representatives and our outsourced call center sales force on a round-the-clock basis. Our systems also enable us to monitor the number of waiting calls and limit aborted calls on our hotlines due to long waiting times.

Our ERP application uses Microsoft Dynamics for MMT India and certain other subsidiaries. These systems are integrated with our mid-office systems, which enables our agents to create and amend bookings as well as to attend to customer inquiries raised in our CRM systems.

Our MakeMyTrip, Goibibo and redBus platforms are hosted on AWS, which provides us with a high degree of reliability, security and scalability. For business continuity, our systems are backed up at regular intervals, including several times throughout the day. We have the ability to scale any of our applications depending on the traffic. This helps us in maintaining adequate capacity. Our technology architecture is modeled on microservice architecture, which enables us to rapidly make changes on any APIs and scale individual components. We also have a New Relic and ELK monitoring system that tracks crucial metrics of our Goibibo and redBus applications. Information on system health, performance and security can be monitored in real time and analyzed for troubleshooting.

We use software from Omniture Web Analytics, Qlik Sense, DataBricks, Athena, Google Analytics Premium and Power BI to assist us in analyzing our web-based business through various metrics, such as the rate of conversion of visitors to our websites to purchasing customers. We also use RedShift, a data warehousing system, to correlate data across multiple systems. Our in-house campaign manager software enables us to conduct real-time, targeted event-based campaigns on WhatsApp notifications and similar applications, email and text messages.

Our systems include automation for ticketing, monitoring of schedule changes and providing alerts to customers, as well as auto-cancelation of reservations made through GDSs or airlines’ central reservations systems. We continually seek opportunities to automate our processes in order to further increase our productivity and improve the scalability of our business.

Our core technology platform is scalable and can accommodate increased traffic and complexity of products with limited additional investment.

Security

We are committed to protecting the security of our customers’ information. Our information security team works with third party providers to implement and maintain measures designed to prevent unauthorized access to our systems. These measures include information security policies and procedures, security monitoring software, encryption policies, access policies, password policies, physical access restrictions and the detection and monitoring of fraud from internal staff. Additionally, our fraud detection system utilizes transaction patterns and other data sources with the aim of proactive, real-time prevention of fraudulent transactions.

We depend on encryption and authentication technology to effect the secure transmission of our customers' personal information and proprietary data, or Confidential Information, over the internet. All Confidential Information transmitted through our systems is protected using AES 256 encryption, covering data both in transit and at rest.

Our information security team oversees regular internal and external audits conducted every six months. Our travel portals in India comply with the PCI-DSS, or the Payment Card Industry Data Security Standard. PCI-DSS requirements were developed by the Payment Card Industry Security Standards Council, which includes major credit card and financial services companies. Compliance with PCI-DSS helps to enhance the security of payment account information.

We have implemented a layered information security model that is focused on the protection of all aspects of our operations. Our strategic approach incorporates multiple layers of controls, follows a defence-in-depth methodology and involves proactive analysis and testing during early stages of the model development process. We have implemented various internal policies, processes and controls, encompassing preventive, detective and corrective measures. To enhance security, our critical operations are isolated through network segmentation and access controls, which creates an additional layer of protection by preventing potential breaches from easily spreading across systems and networks. We have also implemented measures aimed at restricting privilege escalation and exploitation, comprehensive data discovery, classification and protection.

We regularly conduct a range of programs to assess and enhance the effectiveness of our security measures. These programs encompass bug bounty initiatives, red teaming exercises, breach and attack simulation exercises, phishing campaigns and various awareness programs for both employees and customers.

In addition, we strive to align our compliance program with relevant guidelines and regulations, including through certifications and audits.

Data Privacy

We have established a comprehensive data protection policy that demonstrates our commitment to safeguarding personal information and complying with applicable laws.

To protect personal data from unauthorized access, loss or alteration, we implement security measures that involve utilizing strong passwords, encryption, firewalls, and secure data storage systems. In addition, we regularly conduct privacy audits and assessments to assess our data privacy practices, identify vulnerabilities and determine areas for improvement.

In addition, we provide regular training to our employees on data privacy best practices, with an emphasis on confidentiality, data protection measures, and the recognition and reporting of potential data breaches or security incidents.

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

Our marketing channels on desktop and mobile web primarily include online advertising, such as paid search engine marketing and optimization with Google, social media advertising (such as on Facebook, Twitter, LinkedIn, Instagram and YouTube) and display advertising on other websites, participation in meta search engines (such as hotel advertisements by Google, TripAdvisor and Trivago), offline advertising leveraging print or broadcast media such as television or radio, e-mails and short messages, and other marketing channels, such as through our call centers and franchisee stores. We have consistently invested in building our brand and expanding our reach to travelers in India as well as overseas, through mass media campaigns as well as through innovative digital marketing tools.

Our marketing programs and initiatives include broad-based campaigns, promotional or seasonal offers, as well as brand campaigns with leading celebrities as our brand ambassadors to drive awareness and consideration among our target consumers. Our advertising campaigns promote industry leading features (including no cancellation charges or no advanced payment requirements) and wide inventory of travel offerings. In fiscal year 2023, redBus India launched a promotional campaign with the message of “redBus – apno ko, sapno ko kareeb laye” with Indian actor Allu Arjun as the brand ambassador, with the aim of showcasing the functional benefits offered by our redBus platform.

As part of our marketing efforts, we continue to scale up our existing strategic partnerships with major banks and credit card providers in India, including HDFC, SBI Cards, ICICI and Axis, which helps us to access our strategic partners’ customer base. In fiscal year 2023, particularly with the easing of international travel restrictions, we focused on providing affordable options to our customers, such as no-cost monthly installments and pay later options with our strategic partners. There were 0.6 million, 0.9 million and 0.9 million subscribers of our MakeMyTrip-ICICI co-branded credit card as of March 31, 2021, 2022 and 2023, respectively. We aim to utilize this product to drive new user acquisitions and enhance loyalty for our existing customers.

Our marketing efforts have also included strategic partnerships with tourism boards, airports, airlines, attractions and theme parks in Saudi Arabia, Singapore, Abu Dhabi, Yas Island, Dubai, Australia, South Korea, Bahrain and elsewhere to help boost tourism to these destinations. These collaborations aim to drive destination-awareness and increase consumer engagement. From time to time, we have been closely working with the Indian state tourism board such as Madhya Pradesh, Rajasthan, Goa and Uttarakhand to promote state-run hotel packages on our platforms.

MakeMyTrip and Goibibo also offer loyalty programs. MMT India offers the “MMT Black” loyalty program for select customers on an invite-only basis to promote repeat bookings and customer retention. MMT Black members earn cashback-based rewards based on their spending on our website and mobile application, which can be used to offset future bookings. Additionally, members are entitled to tier-based loyalty benefits such as discounts on hotels, free in-flight seats and meals, discounted airport transfers, holiday package vouchers and access to members-only sales. As of March 31, 2023, MMT Black had approximately 1.9 million member enrolments.

Goibibo’s “GoTribe” loyalty program allows registered users to earn rewards and benefits on their travel bookings, with the aim of rewarding and retaining high value customers. Members have access to benefits such as special discounts, complimentary privileges from participating hotel brands and complimentary flight seats. As of March 31, 2023, GoTribe had 0.9 million member enrollments.

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

The key channels through which we implement our customer support and communicate with our customers are as follows:

Web-based Support. Our self-service web-support is available through free online accounts on our websites and allows customers to check the status of their domestic and international flight, train, bus, cab or hotel bookings, cancel bookings and track the progress of their refunds. Customers who require assistance or have inquiries about certain products also have an option to contact our sales representatives through our website. We have dedicated personnel available 24 hours a day, seven days a week, who provide assistance to our customers on a real-time basis. Since fiscal year 2021, we have improved automation functions for our customer self-help platforms.

In order to help customers with their queries just before and during the journey, we have revamped our support channels for faster customer grievance resolution with dedicated customer support flows. Additionally, we have driven more accountability among our suppliers in providing direct and prompt resolution to our customers.

Our platforms provide real time personalization for our users. We leverage our data science and engineering capabilities and take into account our users’ context, behavior, device, location, time, past searches and journeys in order to provide curated flight and hotel recommendations. In fiscal year 2023, we introduced a chatbot powered by generative artificial intelligence that is designed to provide users with personalized travel solutions and to streamline the booking process for flights and holiday packages. A beta version of this chatbot, which also supports Hindi and English translations, is available on our MakeMyTrip mobile application.

Call Centers. We provide our customers with comprehensive and real-time assistance through our call centers, which are available 24 hours a day, seven days a week. Currently, we outsource a portion of our customer service call center operations in India to iEnergizer IT Services, Radical Minds Technologies, Concentrix Daksh Services, IGT Solutions and others in India, whose employees have been trained by our respective outsourcing service providers and us. We had approximately 2,696 outsourced call center representatives as of March 31, 2023.

We also have a dedicated in-house escalation service, which operates 24 hours a day, seven days a week, and is responsible for addressing issues or complaints raised by our customers in India, as well as dedicated call centers in India, Malaysia, Indonesia and Peru. We are able to log on to customer calls enabling us to perform random checks on our call centers on a real-time basis. Our system also enables us to monitor the number of waiting calls, the number of active call center agents, and the real-time activity status of agents. Our in-house quality team monitors the quality of our call center transactions, including the tone and voice of our customers, with the aim of ensuring that high quality service is consistently offered. All of our representatives participate in a formal training program before commencing work and have in-depth knowledge of their relevant local market. Our representatives also attend periodic training programs to familiarize themselves with our new services and products.

Travel Stores. Customers may also visit our more than 135 franchisee-owned travel stores in India and obtain assistance from sales and customer service representatives.

Mobile Service. In addition to being able to make different types of travel bookings on their mobile devices, customers can view their booking details, cancel bookings, request e-tickets, track refund status, check flight status, search for new deals and use location-based services to find nearby places of interest. These services are available through all our mobile applications and our mobile sites.

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

The table below sets forth our top five (in alphabetical order) airline suppliers for travel in India and overseas (based on gross bookings) and our top five (in alphabetical order) hotel suppliers (based on gross bookings) for fiscal year 2023.

Airlines (Travel within India)	Airlines (International Travel)	Hotels (within India)
Air India	Air Asia	Accor Hotels
Go Air	Air India	Lemon Tree Hotels
IndiGo	Emirates	Marriott Hotels & Resorts
SpiceJet	IndiGo	Radisson Hotels
Vistara	Singapore Airlines	Taj Hotels, Resorts & Palaces

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

Hotels

As of March 31, 2023, approximately 71,000 properties in India including alternative accommodation properties were available to our customers for booking through our platform. The number of properties in India available for booking through our platform declined due to the effects of COVID-19 pandemic. In addition, our customers can book over 650,000 hotels and properties outside India through our platform. Our hotel supply team is responsible for negotiating agreements or arrangements with independent hotels, hotel chains and hotel management companies and securing competitive rates, promotions and access to inventory for listing on our websites as well as packaging of holidays. We select our hotel partners by their reputation and quality and monitor customer feedback on our websites as well as other channels in order to ensure that hotels listed on our websites maintain acceptable standards.

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

Buses

In fiscal year 2023, we provided our customers with access to approximately 27,300 privately operated services, approximately 42,000 government-owned Road Transport Corporation services in India, approximately 4,300 services across Peru and Colombia and 8,500 services across Southeast Asia. Our “redPro win” platform allows bus operators to update service information, create customer campaigns, respond to customer feedback and analyze customer demand. redBus also provides bus ticketing API to multiple e-commerce websites across the spectrum, which aims to significantly increase the distribution reach for bus operators.

In fiscal year 2023, we launched our “REVMAX” product, which aims to maximize yields for bus operators through the use of automated dynamic pricing. We also launched “Rise”, a subscription program for low rated bus operators, with the aim of helping them improve their online share.

In July 2018, we acquired Bitla, a leading bus travel-focused technology provider in India. Bitla offers SaaS, Cloud and mobile-based solutions to help customers expand their business. Bitla’s technologies are widely used domestically and internationally by bus operators, bus GDSs, online ticketing portals, hoteliers, holiday tour operators and cargo and logistics companies. Bitla maintains an online bus ticketing ecosystem and manages a large inventory of direct buses and bus operators in India.

Sustainability

We aim to have a positive impact on people and the planet through our sustainability initiatives. By sustainability, we mean the long-term health of our business, which includes consideration of planet, people and governance factors. Our board of directors has tasked Deep Kalra, our Founder and Group Chairman, with overseeing our sustainability initiatives.

Planet

We continue to prioritize environmental responsibility in our operations. Our principal executive office in Gurugram, India, is located in a LEED-certified building.

We are focused on promoting sustainable and responsible tourism in India and have implemented initiatives across India through MakeMyTrip Foundation, or MMT Foundation. MMT Foundation supports projects that seek to promote responsible tourism, support local communities, preserve the ecological equilibrium of vulnerable tourist destinations and safeguard and restore cultural heritage sites in India.

MMT Foundation partnered with Waste Warriors Society, a non-profit organization in India, to implement waste management initiatives in Sahastradhara and Kempty Falls, which are popular tourist locations in India. Through initiatives such as waste collection, clean-up activities and community engagement programs, MMT Foundation aims to reduce plastic pollution and increase public awareness regarding responsible waste management practices. We also conducted similar clean-up activities at Goa and Shimla during the fiscal year 2023.

MMT Foundation implemented a development initiative at Neil Island in the Andaman and Nicobar Islands in collaboration with the local government. MMT Foundation has organized plastic waste clean-up activities at selected locations on Neil Island since 2020. Through this initiative, MMT Foundation has also provided waste bins on the beaches to manage solid waste, established sanitation facilities and installed drinking water dispensers to provide tourists with safe drinking water.

MMT Foundation promotes community-based rural and green tourism in Ladakh in partnership with the World Wide Fund for Nature. MMT Foundation works with local residents to facilitate the establishment of homestays and eco-cafes, which highlight the use of produce and ingredients grown by local residents and farmers. MMT Foundation also provides local residents with training on cooking, tour guiding, and waste collection and segregation. MMT Foundation has implemented similar initiatives through its partnerships with non-profit organizations such as Tata Trusts and Himmotthan Society to support rural tourism in Uttarakhand, where local residents operate and manage community-led homestays and cafes.

Through its collaborative efforts with local communities, MMT Foundation has planted over 1.47 million saplings across seven states in India as of the date of this Annual Report.

Where appropriate and practicable, we encourage local residents to list homestay properties on our platform, with the aim of contributing to the local economy and promoting sustainable livelihoods for local residents. Over 23,000 homestays were available to customers for booking through our platform as of March 31, 2023 and we intend to continue expanding the options available in this category.

People

We are an “Equal Opportunity Workplace,” and accordingly we aim to create a workplace that provides equal opportunities and fair treatment for all our employees. We seek to ensure that all our employees are treated fairly and prohibit any form of illegal discrimination. We have implemented a policy that emphasizes our commitment to providing equal opportunities to our employees, regardless of their race, ethnicity, gender, age, disability, sexual orientation, or any other applicable and legally protected characteristic in the jurisdictions in which we operate.

We have also adopted a formal anti-sexual harassment policy that provides guidance to our employees and outlines procedures for preventing and reporting sexual harassment incidents.

We seek to empower employees by providing them with opportunities for growth and development. Where feasible, we provide financial support to employees who aim to develop new skills and obtain additional professional qualifications that are relevant to their scope of employment.

Governance

We seek to uphold high standards of corporate governance and have implemented policies that seek to facilitate ethical conduct, transparency and accountability. Our code of business conduct and ethics outlines our expectations for our directors, officers and employees in relation to a range of matters, including disclosure of conflicts of interest, fair dealing with employees, customers and suppliers and reporting any known or suspected violations of our code of business conduct and ethics. Our whistleblower policy seeks to protect confidential reporting of employee and third-party concerns regarding improper practices or accounting misconduct. Our global anti-corruption compliance policy outlines the measures we have implemented to comply with applicable anti-corruption and anti-bribery laws.

We also regularly engage with our stakeholders to seek their input and feedback on certain aspects of our business, as we believe in the power of collaboration to drive positive change.

Competition

The market for travel services and products is highly competitive. We primarily compete with established and emerging providers of travel services and products, including other online travel agencies such as Yatra.com, Easemytrip.com, Airbnb.co.in, Booking.com, Cleartrip.com, Expedia.com, Ixigo, traditional travel agencies, tour operators, travel suppliers and intermediaries that provide travel services. Large, established internet search engines have also launched applications offering travel itineraries in destinations around the world, and meta-search companies that can aggregate travel search results also compete with us for customers. The Indian market is highly competitive, and current and new competitors may be able to launch new services at a lower cost. In the hotels and packages segment, we primarily compete with traditional travel players such as Thomas Cook, Travel Triangle and others in packages offerings, as well as online travel agencies in standalone hotel bookings and new entrants. Such competitors may have greater financial resources than us, may seek to increase market share by offering heavy discounting and promotional schemes and may be able to negotiate better rates with suppliers.

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

Intellectual Property

We have registered the domain names www.makemytrip.com, www.makemytrip.ae, www.makemytrip.com.sg, www.goibibo.com, and www.redbus.in, and have full legal rights over all these domain names for the period for which such domain names are registered. We primarily conduct our business under the “MakeMyTrip”, “Goibibo” and “redBus” brand names and logos. We have registered the trademark “MakeMyTrip”, “Goibibo” and “redBus” in India, Australia, Canada, certain member states of the European Union or EU, Russia, Singapore, the USA and various other jurisdictions, and we have other trademark applications pending in these jurisdictions. We have also applied for patents in India for certain aspects of our technological systems.

Our key logos are also registered trademarks in India, including “MakeMyTrip”, “MMT Black”, “MakeMyTripMyBusiness”, “go-mmt”, “GoStays”, “GoIbibo”, “Ibibo”, “MAKEMY”, “MYTRIP”, “GoTribe”, “GoCash”, “redbus.in”, “redRail”, “Primo”, and “RYDE”.

In fiscal year 2023, we filed a series of new trademark applications, some of which have been registered. Additionally, to protect the marks of MakeMyTrip, Goibibo and redBus, we file objections before the relevant trademark registries from time to time against deceptively similar trademarks.

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

Employees

As of March 31, 2023, we had 4,090 employees. The following tables show a breakdown of our employees as of the end of our past three fiscal years by function and location.

	Number of Employees as of March 31,
Division/Function	2021	2022	2023
Management	16	15	14
Product development	199	204	227
Sales and marketing	1,006	965	1,219
Technology development and technology support	1,240	1,315	1,538
Operations, business development and supply	530	513	667
Others (including administration, finance and accounting, legal and human resources)	265	326	425
Total	3,256	3,338	4,090

	Number of Employees as of March 31,
Location	2021	2022	2023
India	3,055	3,127	3,841
United States	3	2	2
Singapore	39	39	48
Malaysia	10	12	19
Thailand	60	56	73
United Arab Emirates	5	9	14
China	1	1	—
Colombia	7	10	10
Peru	42	52	52
Indonesia	34	28	29
Vietnam	—	2	2
Total	3,256	3,338	4,090

None of our employees are represented by a labor union. We believe that our relations with our employees are good. We contract with third parties for the provision of temporary employees from time to time based on the needs of our businesses for various functions, including administration, technology-related projects. As of March 31, 2023, we employed 330 temporary and contract employees.

Insurance

We maintain and annually renew insurance for losses (but not business interruption) arising from fire, burglary as well as terrorist activities for our corporate office at Gurugram and other offices in India. We have a liability policy to insure our directors and officers from various liabilities arising out of the general performance of their duties. We have purchased public liability insurance, fidelity insurance, housebreaking cover for assets and work injury compensation insurance for our group entities and have also obtained cyber and crime insurance for operations in India.

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

Under the Indian Information Technology Act, 2000, as amended, we are subject to civil liability to compensate for wrongful loss or gain to any person arising from negligence in implementing and maintaining reasonable security practices and procedures with respect to sensitive personal data or information that we possess, deal with or handle in our computer systems, networks, databases and software. India has also implemented privacy laws, including the Information Technology (Reasonable Security Practices and Procedures and Sensitive Personal Data or Information) Rules, 2011, which impose limitations and restrictions on the collection, use and disclosure of personal information. In November 2022, the Ministry of Electronics and Information Technology, Government of India proposed a new Digital Personal Data Protection Bill, 2022 and the earlier Personal Data Protection Bill 2019 was withdrawn. The new bill, which remains in draft form, proposes to regulate obligations of data fiduciaries and processors and rights of data principals and data localization and establish a data protection board. The Ministry of Electronics and Information Technology, Government of India, has proposed, as part of public consultations, a framework for a new Digital India Act emphasizing open Internet principles, online safety and trust and accountability of intermediaries. This proposed new bill is not yet in draft form and is expected to replace or update the Information Technology Act, 2000.

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

The rules impose obligations on marketplace and inventory e-commerce entities and sellers relating to the conduct of business and disclosure of information. In addition, the government has in June 2021 invited comments on draft amendments to the Consumer Protection (E-Commerce) Rules, 2020, which include various compliance requirements, including registration of e-commerce entities, restrictions on certain sales and marketing activities and disclosure requirements. The Indian Computer Emergency Response Team, Ministry of Electronics and Information Technology, Government of India, or the CERT-In, has issued directions effective July 28, 2022 under the Information Technology Act, 2000, as amended, requiring reporting of cyber security incidents and maintenance of transaction records. Pursuant to Reserve Bank of India circulars in relation to the security of credit and debit card transactions, card data were required to be tokenized by card issuers and any data previously stored by entities other than card issuers and card networks were required to be purged on or prior to September 30, 2022. Further, the Intermediary Guidelines impose certain obligations on intermediaries to review content and users and specify liabilities for non-compliance, and certain proposed draft amendments require intermediaries to take action against infringing content.

We obtained necessary licenses to operate our domestic and international call centers as “Other Service Providers” in Gurugram and Bengaluru from the Department of Telecommunications, Ministry of Communications, Government of India.

Our operations in India currently do not benefit from tax holidays under any applicable laws or regulations.

The Government of India’s consolidated foreign direct investment policy, or the FDI Policy, and the Foreign Exchange Management Act, 1999, and the rules and regulations thereunder, each as amended, or FEMA, have certain requirements with respect to downstream investments by Indian companies that are owned or controlled by foreign entities and with respect to foreign investment into India and transfer of ownership or control of Indian companies in sectors with caps on foreign investment from resident Indian persons or entities to foreigners, as well as such transactions between foreigners. These requirements currently include restrictions on pricing, valuation of shares and sources of funding for such investments, and may, in certain cases, require prior notice to or approval of the Government of India. In addition, pursuant to amendments in April 2020 to the FDI policy and the FEMA rules, prior government approval will be required for any non-debt investment into India by non-resident entities from countries that share a land border with India or where the beneficial owner of such an investment is situated in or is a citizen of any such country, as well as for any transfer of any such proposed or existing non-debt investment, directly or indirectly, that would result in ownership by any such non-resident entity or beneficial owner. The list of land border countries includes Afghanistan, Bangladesh, Bhutan, the People’s Republic of China, Myanmar, Nepal and Pakistan. This approval requirement applies to investments in all sectors, including those that previously did not require such approval, such as travel and tourism. The term “beneficial owner” has not yet been defined for purposes of the FDI Policy and the FEMA. If we are deemed to be a non-resident entity or an entity with a beneficial owner restricted by these amendments, prior government approval will be required for investments in non-debt instruments in our direct and indirect Indian subsidiaries and group entities, including MMT India and redBus India, as well as for any such proposed investments or acquisitions by us or our affiliates, including MMT India, redBus India and affiliates which are not resident in India. Investments in our ordinary shares, including upon conversion of our Class B shares or our 2028 Notes, and our and Class B shares would be deemed to be non-debt investments into our Indian subsidiaries, including MMT India and redBus India. Accordingly, under the current FDI Policy and the FEMA rules, any proposed holder of our ordinary shares or Class B shares that is a non-resident entity from a country that shares a land border with India or where the beneficial owner of such an investment is situated in or is a citizen of any such country would need to have obtained prior government approval in India, and any holder or beneficial owner of our 2028 Notes that is a non-resident entity from a country that shares a land border with India or where the beneficial owner of such an investment is situated in or is a citizen of any such country will not be able to convert such notes into ordinary shares without such approval. The Government of India has made and may continue to make revisions to the FDI Policy and the FEMA rules, which may impose additional requirements with respect to any holder’s ability to acquire our ordinary shares, including upon conversion of our Class B shares or our 2028 Notes, and/or requirements for acquisition of our ordinary shares or Class B shares upon a transfer thereof. Further, under the FEMA, we are restricted from lending to or borrowing from our Indian subsidiaries and our Indian subsidiaries are restricted from lending or borrowing in foreign currencies. We are also required to complete FEMA filings with respect to past investments in order to make further investments in India. Under the FEMA, the Reserve Bank of India has the power to impose monetary penalties, including of up to three times the value of a FEMA contravention where quantifiable, and confiscate the shares at issue. Further, the Government of India has made and may continue to make revisions to the FDI policy on e-commerce in India, including in relation to business model, inventory, pricing and permitted services. The Department of Promotion of Industry and Internal Trade, Ministry of Commerce and Industry, Government of India invited comments on a draft National e-Commerce Policy in 2019, which addresses various topics, including data and e-commerce regulation. The timing or impact of this policy, which remains in draft form, is not yet certain. Such changes may require us to make changes to our business in order to comply with Indian law.

The Competition Act regulates practices that could have an appreciable adverse effect on competition in India. Under the Competition Act, any arrangement, understanding or action, whether formal or informal, which causes or is likely to cause an appreciable adverse effect on competition in India is void and may result in substantial penalties and compensation to be paid to persons shown to have suffered losses. Any agreement among competitors which directly or indirectly determines purchase or sale prices, results in bid rigging or collusive bidding, limits or controls production, supply, markets, technical development, investment or the provision of services, or shares the market or source of production or provision of services in any manner, including by way of allocation of geographical area or types of goods or services or number of customers in the market, is presumed to have an appreciable adverse effect on competition. Further, the Competition Act prohibits the abuse of a dominant position by any enterprise either directly or indirectly, including by way of unfair or discriminatory pricing or conditions in the sale of goods or services, using a dominant position in one relevant market to enter into, or protect, another relevant market, and denial of market access, and such practices are subject to substantial penalties and may also be subject to compensation for losses and orders to divide the enterprise. Acquisitions, mergers and amalgamations that exceed certain revenue and asset thresholds (combinations) require the prior approval of the CCI. Any such combinations that have, or are likely to have, an appreciable adverse effect on competition in India are prohibited and void. There can be no assurance that we will be able to obtain approval for such future transactions on satisfactory terms, or at all. Further, the CCI has extraterritorial powers and can investigate any agreements, abusive conduct or combination occurring outside India if such agreement, conduct or combination has, or is likely to have, an AAEC in India. Pursuant to recent Competition Act amendments, enterprises and persons, even if not engaged in similar businesses, have been brought within the scope of anti-competitive agreements. Amendments that are not yet effective include a framework for resolution of investigations of anti-competitive agreements and abuse of dominant position and transaction value thresholds that require notification to the Competition Commission of India.

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

Notes:

(1)
MakeMyTrip Limited, ibibo Group Holdings (Singapore) Pte. Ltd and MakeMyTrip Inc. collectively hold all the issued shares in MakeMyTrip (India) Private Limited. The operating subsidiaries of MakeMyTrip (India) Private Limited include Quest 2 Travel.com India Private Limited.
(2)
The operating subsidiaries of ibibo Group Holdings (Singapore) Pte. Ltd., or ibibo Group, include redBus India, Bitla, Ibibo Group Pte. Ltd. and other insignificant subsidiaries. redBus India is the ibibo Group’s key Indian operating subsidiary.
(3)
The ITC Group consists of ITC Bangkok Co., Ltd. (Thailand) and other insignificant subsidiaries.
(4)
MakeMyTrip FZ-LLC (UAE) has a wholly-owned subsidiary in Dubai named MakeMyTrip Travel & Tourism L.L.C.
(5)
The key operating subsidiary of TripMoney Fintech Solutions Private Limited is Book My Forex Private Limited.

D. Property, Plant and Equipment

Our principal executive office is located in Gurugram, India, which serves as the principal place of business for our MakeMyTrip and Goibibo operations. Our principal executive office covers approximately 146,842 square feet and is under lease. Our redBus business is operated from our Bengaluru office in India. We have leased three facilities covering 87,827 square feet in Bengaluru for our MakeMyTrip, Goibibo and redBus businesses.

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

Overview

We are a leading travel service provider in India. Through our primary websites, www.makemytrip.com, www.goibibo.com and www.redbus.in, and mobile platforms, travelers can research, plan and book a wide range of travel services and products in India as well as overseas. Our services and products include air ticketing, hotels and packages, bus tickets, rail tickets, car hire, activities and experiences and ancillary travel requirements such as facilitating access to third-party travel, other insurance products, foreign currency exchange services and visa processing. In order to meet the requirements of the growing Indian middle-class travel market where internet penetration is low, we also utilize other technology-enhanced distribution channels, including call centers, franchisee-owned travel stores in India, as well as our travel agents’ network in India. Our customers are able to make bookings on our MakeMyTrip, Goibibo and redBus websites and on mobile platforms through our mobile applications, including Indian domestic and international flights, hotels and packages and bus offerings through our iOS and Android applications. Smartphones and mobile devices have and will continue to be an integral part of how our customers shop for and purchase our products in the coming years.

We generate revenue through three main lines of business, air ticketing, hotels and packages and bus ticketing. Our sales of air tickets, bus tickets and hotel rooms are primarily made through our websites and our mobile applications. Our customers can book standard packages on our MakeMyTrip websites and mobile platforms, but sales of packages within or outside India are often concluded through our call centers and travel agents’ network. We also generate revenue through the online sale of rail tickets, cab services, activities and experiences, visa services, marketing alliance fees and by facilitating access to travel and other insurance products, as well as advertising revenue from third-party advertisements on our platforms.

In our air ticketing business, our main sources of revenue are (1) commissions and incentive payments from airline suppliers for tickets booked by customers through our distribution channels, (2) service fees we charge our customers and (3) fees or incentives from our GDS service providers. Revenue from our air ticketing business is generally accounted for as an agent on a “net” basis.

In our hotels and packages business, revenue (including revenue on air tickets sold as part of packages) is generally accounted for on a “gross” basis, representing the total amount paid by our customers for these travel services and products. The cost of procuring the relevant services and products for sale to our customers in this business is classified as service cost. Our hotels and packages revenue also include commissions and convenience fees earned from travelers for the sale of hotel rooms (without packages), and commissions we earn as an agent from other online travel agents and aggregators from whom we procure hotel rooms for our customers for most of the hotels outside India, which are accounted for on a “net” basis. We earn commissions in a similar manner for certain non-hotel products related to our packages. Our hotels and packages business tends to yield higher margins than our air ticketing business, which we believe reflects the greater value that our travel services add and the more complex nature of our hotels and packages services as compared to our air ticketing business. We are focused on expanding our hotels and packages business and shifting our revenue mix accordingly.

In our bus ticketing business, our main sources of revenue are revenue from commissions or fees on the sale of bus tickets, including from bus operators. We also receive commissions from aggregators from whom we source inventory for certain bus tickets, when their inventory is booked through us. Revenue from bus ticketing is recognized on a “net” basis as an agent.

As certain parts of our revenue are recognized on a “net” basis when we are acting as an agent and other parts of our revenue are recognized on a “gross” basis when we are acting as the principal, we evaluate our financial performance in each of our reportable segments based on Adjusted Margin, which is a segment profitability measure, as we believe that Adjusted Margin reflects the value addition of the travel services that we provide to our customers. The presentation of this segment profitability information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our Adjusted Margin may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

The following table reconciles our revenue (an IFRS measure) to Adjusted Margin (a segment profitability measure):

	Air Ticketing			Hotels and Packages			Bus Ticketing			Others
	Fiscal Year Ended March 31,			Fiscal Year Ended March 31,			Fiscal Year Ended March 31,			Fiscal Year Ended March 31,
	2021	2022	2023	2021	2022	2023	2021	2022	2023	2021		2022		2023
	(in thousands)
Revenue as per IFRS	$57,013	$88,712	$147,793	$67,976	$157,267	$337,686	$24,895	$39,896	$74,873	$13,556		$18,047		$32,684
Add: Customer inducement costs recorded as a reduction of revenue	23,513	67,090	135,338	18,652	41,545	90,487	667	1,814	8,025	76		798		1,902
Less: Service cost as per IFRS	293	311	3,078	19,146	54,760	168,387	2,712	3,397	5,596	66	(1)	282	(1)	506	(1)
Adjusted Margin	$80,233	$155,491	$280,053	$67,482	$144,052	$259,786	$22,850	$38,313	$77,302	$13,566		$18,563		$34,080

(1)
Loyalty program costs amounting to $0.09 million, nil and nil have been excluded from service cost for the fiscal years 2021, 2022 and 2023, respectively, relating to “Others”.

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

Revenue from our hotels and packages business (including air tickets sold as part of packages) is generally accounted for on a “gross” basis, representing the total amount paid by our customers for these travel services and products, as we control the services before such services are transferred to the traveler. The cost of procuring the relevant services and products for sale to our customers in this business is classified as service cost. However, our hotels and packages revenue also include commissions and convenience fees earned from travelers for the sale of hotel rooms (without packages), and commissions we earn as an agent from other online travel agents and aggregators from whom we procure hotel rooms for our customers for most hotels outside India, which are accounted for on a “net” basis. We earn commissions in a similar manner for certain non-hotel products related to our packages. Income from hotel reservations (without packages) including commission earned is recognized on a “net” basis as an agent on the date of check-in as the performance obligation is satisfied by us on the date of check-in by the traveler. Income from hotel reservations (part of packages) is recognized on a “gross” basis on the date of departure for packages as the performance obligation is satisfied by us.

Revenue from bus ticketing, including commissions and fees earned from bus operators and convenience fees earned from the traveler is recognized on a net basis as an agent on the date of journey as the performance obligation is satisfied by us on the date of journey by the traveler.

As certain parts of our revenue are recognized on a “net” basis when we are acting as an agent and other parts of our revenue are recognized on a “gross” basis when we are acting as the principal, we evaluate our financial performance in each of our reportable segments based on Adjusted Margin, as we believe this reflects the value addition of the travel services that we provide to our customers.

The following table sets forth our unit metrics, Adjusted Margin, Gross Bookings and Adjusted Margin % for our air ticketing business, hotels and packages business and bus ticketing business during last three fiscal years.

	Fiscal Year Ended March 31,
	2021	2022	2023
	(in thousands, except percentages)
Unit Metrics
Air Ticketing - Flight segments(1)	15,019	24,704	43,882
Hotels and Packages - Room nights(2)	8,538	15,595	26,101
Standalone Hotels - Online(3) - Room nights(2)	8,435	15,279	25,307
Bus Ticketing - Travelled tickets	26,717	39,491	73,048

Adjusted Margin(4)
Air Ticketing(5)	$80,233	$155,491	$280,053
Hotels and Packages	67,482	144,052	259,786
Bus Ticketing	22,850	38,313	77,302
Others	13,566	18,563	34,080

Gross Bookings(6)
Air Ticketing(5)	$980,841	$1,941,415	$4,144,281
Hotels and Packages	376,444	804,671	1,556,330
Bus Ticketing	278,157	442,764	865,567
	$1,635,442	$3,188,850	$6,566,178

Adjusted Margin %(7)
Air Ticketing(5)	8.2%	8.0%	6.8%
Hotels and Packages	17.9%	17.9%	16.7%
Bus Ticketing	8.2%	8.7%	8.9%

Notes:

(1)
“Flight segments” means a flight between two cities, including flights booked as part of a longer itinerary or a package, and is reported net of cancellations. From fiscal year 2023, we began tracking the number of flight segments booked as a component of bookings for our Hotels and Packages segment, in addition to room nights. Prior to fiscal year 2023, flight segments booked as a component of bookings for our Hotels and Packages segment were not included in Air Ticketing – Flight segments. Information on the number of flight segments booked as a component of bookings for our Hotels and Packages segment prior to fiscal year 2023 is not available.
(2)
In view of room bookings by hours being offered from the third quarter of fiscal year 2023, “Room nights” is the total number of hotel rooms occupied by a customer or group, multiplied by the number of nights/days that such customer or group occupies those rooms and is reported net of cancellations. Prior to the third quarter of fiscal year 2023, “Room nights” is the total number of hotel rooms occupied by a customer or group, multiplied by the number of nights that such customer or group occupies those rooms and is reported net of cancellations.
(3)
“Standalone Hotels – Online” refer to Standalone Hotels booked on desktops, laptops, mobiles and other online platforms. Hotels and Packages – Room nights includes Standalone Hotels – Online – Room nights and is reported net of cancellations.
(4)
The key travel services we offer are booking of air tickets, hotels and packages and bus tickets. Revenue from the sale of airline tickets, hotel room nights and bus tickets is recognized as an agent on a “net” commission earned basis, as our company does not assume any performance obligation relating to the service. In our packages business, our company acts as the primary obligor for such packages since our company controls the services before such services are transferred to the traveler and accordingly, the revenue for packages is accounted for on a “gross” basis. We evaluate our financial performance in each of our reportable segments based on Adjusted Margin, which is a non-IFRS measure and a segment profitability measure, as we believe that Adjusted Margin reflects the value addition of the travel services that we provide to our customers. The presentation of this segment profitability information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our Adjusted Margin may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

The following table reconciles our revenue (an IFRS measure) to Adjusted Margin (a segment profitability measure):

	Air Ticketing			Hotels and Packages
	Fiscal Year Ended March 31,			Fiscal Year Ended March 31,
	2021	2022	2023	2021	2022	2023
	(in thousands)
Revenue as per IFRS	$57,013	$88,712	$147,793	$67,976	$157,267	$337,686
Add: Customer inducement costs recorded as a reduction of revenue	23,513	67,090	135,338	18,652	41,545	90,487
Less: Service cost as per IFRS	293	311	3,078	19,146	54,760	168,387
Adjusted Margin	$80,233	$155,491	$280,053	$67,482	$144,052	$259,786

	Bus Ticketing			Others
	Fiscal Year Ended March 31,			Fiscal Year Ended March 31,
	(in thousands)
	2021	2022	2023	2021		2022		2023
Revenue as per IFRS	$24,895	$39,896	$74,873	$13,556		$18,047		$32,684
Add: Customer inducement costs recorded as a reduction of revenue	667	1,814	8,025	76		798		1,902
Less: Service cost as per IFRS	2,712	3,397	5,596	66	[a]	282	[a]	506	[a]
Adjusted Margin	$22,850	$38,313	$77,302	$13,566		$18,563		$34,080

(a)
Loyalty program costs amounting $0.09 million, nil and nil have been excluded from service cost for the fiscal years 2021, 2022 and 2023, respectively, relating to “Others”.
(5)
Excludes flight segments booked as a component of bookings for our Hotels and Packages segment.
(6)
Gross bookings represent the total amount paid by our customers for the travel services and products booked through us, including taxes, fees and other charges, and are net of cancellations and refunds.
(7)
Adjusted Margin % is defined as Adjusted Margin as a percentage of gross bookings.

Factors Affecting Our Results of Operations

Changes in Our Business Mix and Adjusted Margin %. Changes in the Indian air travel industry have affected, and will continue to affect, the revenue per transaction for travel agents, including our company. In particular, volatility in global economic conditions, travel disruptions due to the COVID-19 pandemic, jet fuel prices in recent years, as well as increased liquidity constraints, have caused our airline partners to pursue cost reductions in their operations, including reducing distribution costs. Measures taken by airlines to reduce such costs have included reductions in travel agent commissions. Many international airlines, which fly to India, have also either significantly reduced or eliminated commissions to travel agents. Unlike full-service airlines, low-cost airlines do not generally utilize GDSs for their ticket inventory. As a result, travel agents selling air tickets for low-cost airlines generally do not earn fees or incentives from GDSs.

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

In addition, many large hotel chains and online travel agencies have launched initiatives, such as increased discounting and incentives, to encourage consumers to book accommodations through their own websites. Discounting and couponing coupled with a high degree of consumer shopping behavior is particularly common in Asian markets, while brand loyalty in such markets is less important. In some cases, our competitors are willing to make little or no profit on a transaction, or offer travel services at a loss, in order to gain market share.

Our hotels and packages business tends to yield higher margins than our air ticketing business, reflecting the greater value added in respect of the travel services that we provide in the hotels and packages segment as well as the diversity and more complex nature of hotels and packages services compared with air tickets. We are focused on expanding our hotels and packages business and, accordingly, increasing our revenue mix from our hotels and packages segment.

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

We also incur costs associated with customer inducement and acquisition programs, including cash incentives and select loyalty program incentive promotions, which we offer from time to time on various booking platforms. Such customer inducement costs for acquiring customers and promoting transactions across various booking platforms such as upfront cash incentives and select loyalty program costs, when incurred are recorded as a reduction or deferral of revenue. When the incentives offered to the traveler are higher than the income earned from the customers, the excess (i.e., the incentive given to a traveler less income earned from the customers) on an individual transaction basis is classified under marketing and sales promotion expenses. We may also increase our marketing and sales promotion expenses as a result of our expansion into new markets and such expenses may not be offset by increased revenue particularly at the initial commencement of business in these new markets.

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

In addition, the COVID-19 pandemic has had a significant negative impact on the travel industry in India, including our business, and around the world. For more information, see “Risk Factors – Risks Relating to Us and Our Industry – The COVID-19 Pandemic Has Materially Adversely Affected, And May Further Adversely Impact, the Travel Industry and Our Business, Financial Condition, Results of Operations and Cash Flows.”

There has since been a significant recovery in the aviation sector in India. Prior to the COVID-19 pandemic, the Government of India implemented an initiative known as the “UDAN” program, with a focus on broadening the air travel sector, bringing new entrants into the air travel market and expanding the Indian travel market. As of March 31, 2023, 74 new airports and more than 473 new routes were opened and operational under the UDAN scheme. According to the DGCA, domestic air traffic volumes in India increased by 47% from 2021 to 2022. The rising proportion of middle-income households in India has contributed to an increase in demand for air tickets. In addition, all major domestic airlines in India placed record numbers of orders for new planes during fiscal year 2023, which we believe will contribute to increased domestic and international travel demand in the future.

US Dollar-Indian Rupee Exchange Rate. The presentation currency of our financial statements is the US dollar. However, the functional currency of our key operating subsidiaries in India, MMT India and redBus India, is the Indian Rupee. We generate a substantial portion of our revenue in Indian Rupees and substantially all of our costs are borne in Indian Rupees. A majority of our assets and liabilities are also denominated in Indian Rupees.

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

In the past few years, there have been periods of weakness in the Indian Rupee compared to the US dollar. In fiscal year 2023, the average value of the Indian Rupee depreciated 6.7% against the US dollar as compared to the average value of the Indian Rupee in fiscal year 2022. In fiscal year 2022, the average value of the Indian Rupee depreciated 0.7% against the US dollar as compared to the average value of the Indian Rupee in fiscal year 2021.

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

Our Revenue, Service Cost and Expenses

Revenue

We commenced operations in 2000 with a focus on the non-resident Indian market in the United States, primarily servicing its demand for United States to India air tickets. We started our Indian business with the launch of our Indian MakeMyTrip website in September 2005 and acquired the ibibo Group in January 2017. Over time, we have expanded our hotels and packages business, expanded internationally, and introduced other travel related services and products such as the booking of bus and rail tickets, car hire, activities and experiences and ancillary travel requirements such as facilitating access to third-party travel, foreign currency exchange services and other insurance products and visa processing. We also generate advertising revenue from third-party advertisements on our platforms including revenue from marketing alliances. The key travel services we offer are booking of air tickets, hotels and packages and bus tickets. Below is a description of the key components of our revenue.

Air Ticketing. We earn commissions from airlines suppliers for tickets booked by customers through our distribution channels as well as incentive payments linked to the number of sales facilitated by us. We either deduct commissions at the time of payment of the fare to our airline suppliers or collect our commissions on a regular basis from our airline suppliers, whereas incentive payments are collected from our airline suppliers on a periodic basis. Incentives earned from airlines are recognized on the basis of performance targets agreed with the relevant airline and when performance obligations have been satisfied. We charge our customers a service fee for booking airline tickets. We receive fees or incentives from our GDS service providers based on the volume of sales completed by us through the GDS. Revenue from air tickets sold as part of packages is included in our hotels and packages revenue.

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

Bus ticketing. Income from bus ticketing, including commissions and fees earned from bus operators and convenience fees earned from the traveler is recognized on a “net” basis as an agent.

Other Revenue. Our other revenue primarily comprises third-party advertising on our platforms and marketing alliance fees, fees for the booking of rail tickets, car hire, fees on foreign currency exchange services, activities and experiences and fees from third party for our facilitation of service offerings.

Our business model requires us to act as either an “agent” or the “principal” for the products we sell. Below is a description of our business model where we either act as an “agent” or the “principal.”

•
We earn a majority of our revenue in the air ticketing, hotels and bus ticketing business, where we predominantly act as an agent of the airlines, hotels and bus operators. The airlines, hotels or the bus operators provide the eventual service on such bookings. We facilitate the transaction for a commission and do not assume any performance obligation relating to the service. Income from the sale of airline tickets, hotel room nights and bus tickets is recognized as an agent on a net commission earned basis, as we do not assume any performance obligation relating to the service. We offer the promotional offers and incentives described elsewhere in this document based on competitive dynamics from time to time and in order to encourage a higher number of end-users to experience our booking platforms with a view to gaining market share.
•
In our packages business, we create packages by bundling air tickets, hotel room nights and other travel services which are then offered as packages. Accordingly, we act as the principal for such packages since we control the services before such services are transferred to the traveler. Accordingly, in case of such packages, revenue is accounted for on a “gross” basis. The amount collected from the customer is reflected as revenue on a “gross” basis, and the amount paid to the various suppliers whose services are utilized is reflected as “service cost”.

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

See “– Critical Accounting Policies – Revenue Recognition.”

Service Cost

Service cost primarily consists of costs paid to hotel and package suppliers for the acquisition of relevant services and products for sale to customers, and includes the procurement cost of air tickets, hotel rooms and other local services such as sightseeing costs for packages and local transport costs. Service costs also include other costs of providing service for our businesses; it does not include any component of personnel cost, depreciation or other operating costs.

The following table sets forth revenue recorded on a “gross” basis and on a “net” basis as well as service costs within our air ticketing business, our hotels and packages business, our bus ticketing business and our other revenue during last three fiscal years, together with a reconciliation of our revenue to Adjusted Margin (a segment profitability measure).

	Air Ticketing			Hotels and Packages			Bus Ticketing			Others
	Fiscal Year Ended March 31,			Fiscal Year Ended March 31,			Fiscal Year Ended March 31,			Fiscal Year Ended March 31,
	2021	2022	2023	2021	2022	2023	2021	2022	2023	2021		2022		2023
	(in thousands)
Revenue on gross basis	$—	$—	$—	$21,844	$63,286	$189,680	$—	$—	$—	$—		$—		$—
Revenue on net basis	57,013	88,712	147,793	46,132	93,981	148,006	24,895	39,896	74,873	13,556		18,047		32,684
Revenue as per IFRS	$57,013	$88,712	$147,793	$67,976	$157,267	$337,686	$24,895	$39,896	$74,873	$13,556		$18,047		$32,684
Add: Customer inducement costs recorded as a reduction of revenue	23,513	67,090	135,338	18,652	41,545	90,487	667	1,814	8,025	76		798		1,902
Less: Service cost as per IFRS	293	311	3,078	19,146	54,760	168,387	2,712	3,397	5,596	66	(1)	282	(1)	506	(1)
Adjusted Margin	$80,233	$155,491	$280,053	$67,482	$144,052	$259,786	$22,850	$38,313	$77,302	$13,566		$18,563		$34,080

(1)
Loyalty program costs amounting to $0.09 million, nil and nil have been excluded from service cost for the fiscal years 2021, 2022 and 2023, respectively, relating to “Others”.

Personnel Expenses

Personnel expenses primarily consist of wages, salaries and other short-term benefits, employee welfare expenses, contributions to mandatory retirement provident funds as well as other expenses related to the payment of post employment and other long term benefits, and equity settled share based payment.

Marketing and Sales Promotion Expenses

Marketing and sales promotion costs comprise internet, television, radio and print media advertisement costs as well as event-driven promotion costs for our products and services. These costs include online video and display advertising on websites, television and in print, search engine marketing, referrals from meta-search and travel research websites and other media costs such as public relations and sponsorships. We also incur costs associated with customer inducements and acquisitions programs, including cash incentives and select loyalty program incentive promotions, which we offer from time to time on various booking platforms. Marketing and sales promotion costs are recognized when incurred. The rationale for the significant increase in such expenses is detailed below.

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

Finance Income and Costs

Finance income comprises interest income on funds invested, interest income on income tax refunds, foreign exchange gains (net) and change in financial liability.

Finance costs comprise interest expense on borrowings and lease liabilities, foreign exchange losses (net), change in financial liability and financial asset, impairment losses recognized on financial assets, including trade and other receivables and cost related to public offerings. Foreign currency gains and losses are reported on a net basis. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in the statement of profit or loss using the effective interest method.

Interest income and cost is recognized as it accrues in profit or loss, using the effective interest method.

The ‘effective interest rate’ is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to:

•
the gross carrying amount of the financial asset; or
•
the amortised cost of the financial liability.

Foreign Currency Translation

We report our consolidated financial statements in US dollars, which is the functional and presentation currency of our holding company and certain of our subsidiaries. The functional currency of each of our subsidiaries is the currency in which each subsidiary primarily generates and expends cash. The financial statements of all our subsidiaries with functional currencies other than US dollars are translated to our holding company’s presentation currency using relevant exchange rates in accordance with IFRS. In particular, the assets and liabilities of our foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to US dollars at exchange rates as of the relevant reporting date, and the income and expenses of our foreign operations are translated to US dollars at the average of the exchange rates applicable during the relevant reporting period. Adjustments resulting from the translations of financial statements of our subsidiaries, except for subsidiaries whose functional currency is US dollars, from their functional currency to our presentation currency are accumulated and reported as other comprehensive income, which is a separate component of our shareholders’ equity called ‘Foreign Currency Translation Reserve’ (‘FCTR’). However, if the operation is a non-wholly owned subsidiary, then the relevant proportionate share of the foreign currency translation difference is allocated to non-controlling interest and reported in non-controlling interest. When a foreign operation is disposed of, in part or in full, the relevant amount in the FCTR is transferred to profit or loss as part of the profit or loss on disposal. See also “— Quantitative and Qualitative Disclosures about Market Risk — Foreign Currency Risk.”

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

Income from other sources of the Group, primarily comprising advertising revenue, fees for facilitating access to its internet-based platforms to travel insurance companies and marketing alliance fees is recognized as the services are performed as per the terms of the contracts with respective supplier.

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

Marketing and Sales Promotion Costs

Marketing and sales promotion costs comprise internet, television, radio and print media advertisement costs as well as event driven promotion cost for Group’s products and services. These costs include online video and display advertising on websites, television, print formats, search engine marketing, referrals from meta-search and travel research websites and any other media costs such as public relations and sponsorships.

Additionally, the Group also incurs customer inducement costs for acquiring customers and promoting transactions across various booking platforms such as upfront cash incentives and select loyalty program costs. Such customer inducement costs for acquiring customers and promoting transactions across various booking platforms such as upfront cash incentives and select loyalty program costs, when incurred are recorded as a reduction / deferral of revenue. In addition, when the incentives offered to the traveler are higher than the income earned from the customers, the excess (i.e., incentive given to a traveler less income earned from the customers) on an individual transaction basis is classified under marketing and sales promotion expenses.

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

A provision for onerous contract is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract, which is determined based on incremental costs of fulfilling the obligation under the contract and an allocation of other costs directly related to fulfilling the contract.

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

The cost of an acquisition is measured at the fair value of the assets acquired, equity instruments issued and liabilities incurred or assumed at the date of acquisition. The cost of acquisition also includes the fair value of contingent consideration and deferred consideration, if any. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at fair value at the date of acquisition. Any gain on bargain purchase is recognized in the profit or loss immediately. Transaction costs incurred in connection with a business combination are expensed as incurred, except if related to the issue of debt or equity securities.

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

Results of Operations

The following table sets forth a summary of our consolidated statement of profit or loss and other comprehensive income, both actual amounts and as a percentage of total revenue, for the periods indicated.

	Fiscal Year Ended March 31,
	2021		2022		2023
	Amount	%	Amount	%	Amount	%
	(in thousands, except percentages)
Revenue	$163,440	100.0	$303,922	100.0	$593,036	100.0
Other income	3,672	2.2	3,490	1.1	2,798	0.5
Service cost	(22,308)	(13.6)	(58,750)	(19.3)	(177,567)	(29.9)
Personnel expenses	(105,661)	(64.6)	(116,924)	(38.5)	(131,968)	(22.3)
Marketing and sales promotion expenses	(22,741)	(13.9)	(51,033)	(16.8)	(101,601)	(17.1)
Other operating expenses	(51,075)	(31.3)	(81,575)	(26.8)	(133,698)	(22.5)
Depreciation, amortization and impairment	(33,010)	(20.2)	(29,496)	(9.7)	(27,396)	(4.6)
Results from operating activities	(67,683)	(41.4)	(30,366)	(10.0)	23,604	4.0
Finance income	12,100	7.4	9,984	3.3	10,974	1.9
Finance costs	(4,798)	(2.9)	(26,326)	(8.7)	(46,732)	(7.9)
Share of profit (loss) of equity- accounted investees	(168)	(0.1)	34	(0.1)	10	0.002
Loss before tax	(60,549)	(37.0)	(46,674)	(15.5)	(12,144)	(2.0)
Income tax benefit	4,507	2.8	1,107	0.4	976	0.2
Loss for the year	(56,042)	(34.3)	(45,567)	(15.1)	(11,168)	(1.9)

Fiscal Year 2023 Compared to Fiscal Year 2022

Revenue. We generated revenue of $593.0 million in the fiscal year 2023, an increase of 95.1% (110.3% in constant currency) over revenue of $303.9 million in the fiscal year 2022, primarily as a result of an increase of 66.6% (79.6% in constant currency) in revenue from our air ticketing business, an increase of 114.7% (131.5% in constant currency) in revenue from our hotels and packages business, an increase of 87.7% (102.0% in constant currency) in revenue from our bus ticketing business and an increase of 81.1% (95.9% in constant currency) in revenue from our others business, each as further described below. The increase in revenue was primarily due to the strong recovery in travel demand as a result of the diminishing impact of the COVID-19 pandemic in India in the fiscal year 2023 as compared to the fiscal year 2022.

Air Ticketing. Revenue from our air ticketing business increased by 66.6% (79.6% in constant currency) to $147.8 million in the fiscal year 2023 from $88.7 million in the fiscal year 2022. Our Adjusted Margin – Air ticketing increased by 80.1% (94.2% in constant currency) to $280.1 million in the fiscal year 2023, from $155.5 million in the fiscal year 2022. Adjusted Margin – Air ticketing includes customer inducement costs of $135.3 million in the fiscal year 2023 and $67.1 million in the fiscal year 2022, recorded as a reduction of revenue. This increase in revenue from our air ticketing business and Adjusted Margin – Air ticketing was primarily due to an increase in gross bookings of 113.5% (130.1% in constant currency) primarily driven by a 75.4% increase in the number of air ticketing flight segments year over year (excluding flight segments booked as a component of bookings for our Hotels and Packages segment), primarily due to the strong recovery in travel demand as a result of the diminishing impact of the COVID-19 pandemic in India in the fiscal year 2023 as compared to the fiscal year 2022. Further, our Adjusted Margin % – Air ticketing decreased to 6.8% in the fiscal year 2023 as compared to 8.0% in the fiscal year 2022, primarily due to increased air fares during the fiscal year 2023, without a corresponding increase in revenue earned in relation to such bookings which is largely fixed.

Hotels and Packages. Revenue from our hotels and packages business increased by 114.7% (131.5% in constant currency) to $337.7 million in the fiscal year 2023, from $157.3 million in the fiscal year 2022. Our Adjusted Margin – Hotels and packages increased by 80.3% (94.2% in constant currency) to $259.8 million in the fiscal year 2023 from $144.1 million in the fiscal year 2022. Adjusted Margin – Hotels and packages includes customer inducement costs of $90.5 million in the fiscal year 2023 and $41.5 million in the fiscal year 2022, recorded as a reduction of revenue. The increase in revenue from our hotels and packages business and Adjusted Margin – Hotels and packages was primarily due to an increase in gross bookings by 93.4% (108.4% in constant currency) primarily driven by a 67.4% increase in the number of hotel-room nights in the fiscal year 2023 as compared to the fiscal year 2022, primarily due to the strong recovery in travel demand as a result of the diminishing impact of the COVID-19 pandemic in India in the fiscal year 2023 as compared to the fiscal year 2022. Our Adjusted Margin % – Hotels and packages decreased to 16.7% in the fiscal year 2023 as compared to 17.9% in the fiscal year 2022, primarily due to an increase in the proportion of bookings of packages and international hotels that have relatively lower margins.

Bus Ticketing. Revenue from our bus ticketing business increased by 87.7% (102.0% in constant currency) to $74.9 million in the fiscal year 2023, from $39.9 million in the fiscal year 2022. Our Adjusted Margin – Bus ticketing increased by 101.8% (117.2% in constant currency) to $77.3 million in the fiscal year 2023 from $38.3 million in the fiscal year 2022. Adjusted Margin – Bus ticketing includes customer inducement costs of $8.0 million in the fiscal year 2023 and $1.8 million in the fiscal year 2022, recorded as a reduction of revenue. The increase in revenue from our bus ticketing business and Adjusted Margin – Bus ticketing was due to an increase in gross bookings by 95.5% (110.8% in constant currency) driven by an 85.0% increase in the number of bus tickets travelled year over year, primarily due to the strong recovery in travel demand as a result of the diminishing impact of the COVID-19 pandemic in India in the fiscal year 2023 as compared to the fiscal year 2022. Our Adjusted Margin % – Bus ticketing increased marginally to 8.9% in the fiscal year 2023 as compared to 8.7% in the fiscal year 2022.

Others. Revenue from our others business increased by 81.1% (95.9% in constant currency) to $32.7 million in the fiscal year 2023, from $18.0 million in the fiscal year 2022. Our Adjusted Margin – Others increased by 83.6% (98.6% in constant currency) to $34.1 million in the fiscal year 2023 from $18.6 million in the fiscal year 2022. Adjusted Margin – Others includes customer inducement costs of $1.9 million in the fiscal year 2023 and $0.8 million in the fiscal year 2022, recorded as a reduction of revenue. The increase in revenue from our others business and Adjusted Margin – Others was on account of an increase in revenue from marketing alliances and other travel and ancillary services primarily due to the strong recovery in travel demand as a result of the diminishing impact of the COVID-19 pandemic in India in the fiscal year 2023 as compared to the fiscal year 2022.

Other Income. Other income decreased to $2.8 million in the fiscal year 2023 from $3.5 million in the fiscal year 2022.

Service Cost. Service cost increased by 202.2% to $177.6 million in the fiscal year 2023 from $58.8 million in the fiscal year 2022. The increase in service cost reflects the strong recovery in travel demand as a result of the diminishing impact of the COVID-19 pandemic in India in the fiscal year 2023 as compared to the fiscal year 2022.

Personnel Expenses. Personnel expenses increased by 12.9% to $132.0 million in the fiscal year 2023 from $116.9 million in the fiscal year 2022, primarily due to annual wage increases effected in the quarter ended June 30, 2022.

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses increased by 99.1% to $101.6 million in the fiscal year 2023 from $51.0 million in the fiscal year 2022, primarily due to an increase in variable costs and discretionary marketing and sales promotion expenditures such as expenses on events and brand building initiatives in response to the strong recovery in travel demand as a result of the diminishing impact of the COVID-19 pandemic in India in the fiscal year 2023 as compared to the fiscal year 2022.

Additionally, we incurred customer inducement costs recorded as a reduction of revenue of $235.8 million in the fiscal year 2023 and $111.2 million in the fiscal year 2022. The details are as follows:

	Fiscal year ended March 31,
	2022	2023
	(in thousands)
Marketing and sales promotion expenses	$51,033	$101,601
Customer inducement costs recorded as a reduction of revenue	111,247	235,752

Other Operating Expenses. Other operating expenses increased by 63.9% to $133.7 million in the fiscal year 2023 from $81.6 million in the fiscal year 2022, primarily due to $46.2 million increase in operating expenses such as payment gateway charges, outsourcing fees and website hosting charges linked to an increase in bookings in the fiscal year 2023.

Depreciation, Amortization and Impairment. Our depreciation, amortization and impairment expenses decreased by 7.1% to $27.4 million in the fiscal year 2023 from $29.5 million in the fiscal year 2022, primarily due to an increase in fully depreciated and amortized assets in the fiscal year 2023.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities were a profit of $23.6 million in the fiscal year 2023 as compared to a loss of $30.4 million in the fiscal year 2022. Our Adjusted Operating Profit was $70.3 million in the fiscal year 2023 as compared to $23.2 million in the fiscal year 2022. For a description of the components and calculation of “Adjusted Operating Profit (Loss)” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Results from operating activities”, see — “Certain Key Performance Indicators and Non-IFRS Measures” elsewhere in this Annual Report.

Finance Income. Our finance income increased to $11.0 million in the fiscal year 2023 from $10.0 million in the fiscal year 2022, primarily as a result of an increase in interest income on term deposits in the fiscal year 2023.

Finance Costs. Our finance costs increased to $46.7 million in the fiscal year 2023 as compared to $26.3 million in the fiscal year 2022, primarily due to an increase in net foreign exchange loss of $17.4 million in the fiscal year 2023, primarily due to unrealized foreign exchange losses resulting from translations of monetary assets and liabilities from Indian Rupees to US dollars as at March 31, 2023 and taking into account the depreciation of the Indian Rupee against the US dollar from March 31, 2022 to March 31, 2023.

Profit (Loss) for the Year. As a result of the foregoing factors, our loss for the fiscal year 2023 was $11.2 million as compared to a loss of $45.6 million in the fiscal year 2022. Our Adjusted Net Profit was $52.9 million in the fiscal year 2023, as compared to $21.7 million in the fiscal year 2022. For a description of the components and calculation of “Adjusted Net Profit (Loss)” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Profit (loss) for the year”, see — “Certain Key Performance Indicators and Non-IFRS Measures” elsewhere in this Annual Report.

Diluted Earnings (Loss) per Share. Diluted loss per share was $0.10 for the fiscal year 2023 as compared to diluted loss per share of $0.42 in the fiscal year 2022. Our Adjusted Diluted Earnings per share was $0.48 in the fiscal year 2023, as compared to $0.20 in the fiscal year 2022. For a description of the components and calculation of “Adjusted Diluted Earnings (Loss) per Share” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Diluted earnings (loss) per share”, see — “Certain Key Performance Indicators and Non-IFRS Measures” elsewhere in this Annual Report.

Fiscal Year 2022 Compared to Fiscal Year 2021

Revenue. We generated revenue of $303.9 million in the fiscal year 2022, an increase of 86.0% (87.0% in constant currency) over revenue of $163.4 million in the fiscal year 2021, primarily as a result of an increase of 55.6% (56.4% in constant currency) in revenue from our air ticketing business, an increase of 131.4% (132.5% in constant currency) in revenue from our hotels and packages business, an increase of 60.3% (61.5% in constant currency) in revenue from our bus ticketing business and an increase of 33.1% (34.0% in constant currency) in revenue from our others business, each as further described below. The increase in revenue was primarily due to the gradual recovery in domestic travel demand as a result of the diminishing impact of the COVID-19 pandemic in India in the fiscal year 2022 as compared to the fiscal year 2021.

Air Ticketing. Revenue from our air ticketing business increased by 55.6% (56.4% in constant currency) to $88.7 million in the fiscal year 2022 from $57.0 million in the fiscal year 2021. Our Adjusted Margin – Air ticketing increased by 93.8% (94.7% in constant currency) to $155.5 million in the fiscal year 2022, from $80.2 million in the fiscal year 2021. Adjusted Margin – Air ticketing includes customer inducement costs of $67.1 million in the fiscal year 2022 and $23.5 million in the fiscal year 2021, recorded as a reduction of revenue. This increase in revenue from our air ticketing business and Adjusted Margin – Air ticketing was primarily due to an increase in gross bookings of 97.9% (98.9% in constant currency) primarily driven by a 64.5% increase in the number of air ticketing flight segments year over year, primarily due to the gradual recovery in domestic travel demand as a result of the diminishing impact of the COVID-19 pandemic in India in the fiscal year 2022 as compared to the fiscal year 2021. Further, our Adjusted Margin % – Air ticketing decreased marginally to 8.0% in the fiscal year 2022 as compared to 8.2% in the fiscal year 2021.

Hotels and Packages. Revenue from our hotels and packages business increased by 131.4% (132.5% in constant currency) to $157.3 million in the fiscal year 2022, from $68.0 million in the fiscal year 2021. Our Adjusted Margin – Hotels and packages increased by 113.5% (114.5% in constant currency) to $144.1 million in the fiscal year 2022 from $67.5 million in the fiscal year 2021. Adjusted Margin – Hotels and packages includes customer inducement costs of $41.5 million in the fiscal year 2022 and $18.7 million in the fiscal year 2021, recorded as a reduction of revenue. The increase in revenue from our hotels and packages business and Adjusted Margin – Hotels and packages was primarily due to an increase in gross bookings by 113.8% (114.8% in constant currency) primarily driven by 82.7% increase in the number of hotel-room nights year over year, primarily due to the gradual recovery in domestic travel demand as a result of the diminishing impact of the COVID-19 pandemic in India in the fiscal year 2022 as compared to the fiscal year 2021. Our Adjusted Margin % – Hotels and packages of 17.9% in the fiscal year 2022 remained at similar level to our Adjusted Margin % – Hotels and packages of 17.9% in the fiscal year 2021.

Bus Ticketing. Revenue from our bus ticketing business increased by 60.3% (61.5% in constant currency) to $39.9 million in the fiscal year 2022, from $24.9 million in the fiscal year 2021. Our Adjusted Margin – Bus ticketing increased by 67.7% (69.0% in constant currency) to $38.3 million in the fiscal year 2022 from $22.9 million in the fiscal year 2021. Adjusted Margin – Bus ticketing includes customer inducement costs of $1.8 million in the fiscal year 2022 and $0.7 million in the fiscal year 2021, recorded as a reduction of revenue. The increase in revenue from our bus ticketing business and Adjusted Margin – Bus ticketing was primarily due to an increase in gross bookings by 59.2% (59.9% in constant currency) primarily driven by 47.8% increase in the number of bus tickets travelled year over year, primarily due to the gradual recovery in domestic travel demand as a result of the diminishing impact of the COVID-19 pandemic in India in the fiscal year 2022 as compared to the fiscal year 2021. Our Adjusted Margin % – Bus ticketing increased marginally to 8.7% in the fiscal year 2022 as compared to 8.2% in the fiscal year 2021.

Others. Revenue from our others business increased by 33.1% (34.0% in constant currency) to $18.0 million in the fiscal year 2022, from $13.6 million in the fiscal year 2021. Our Adjusted Margin – Others increased by 36.8% (37.7% in constant currency) to $18.6 million in the fiscal year 2022 from $13.6 million in the fiscal year 2021. Adjusted Margin – Others includes customer inducement costs of $0.8 million in the fiscal year 2022 and $0.1 million in the fiscal year 2021, recorded as a reduction of revenue. The increase in revenue from our others business and Adjusted Margin – Others was primarily due to an increase in advertising revenue and other ancillary revenues of $6.2 million primarily due to the gradual recovery in domestic travel demand as a result of the diminishing impact of the COVID-19 pandemic in India in the fiscal year 2022 as compared to the fiscal year 2021, which was partially offset by a decrease of $1.7 million in facilitation fees in the fiscal year 2022.

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

Finance Costs. Our finance costs increased to $26.3 million in the fiscal year 2022 as compared to $4.8 million in the fiscal year 2021, primarily due to an increase in interest expense on financial liabilities measured at amortised cost in the fiscal year 2022 and a net foreign exchange loss in the fiscal year 2022 as compared to a net foreign exchange gain in the fiscal year 2021 mainly as a result of the depreciation of the Indian Rupee against the US dollar.

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

Certain Key Performance Indicators and Non-IFRS Measures

We refer to certain non-IFRS measures in various places within this Annual Report, including “Adjusted Operating Profit (Loss)”, “Adjusted Net Profit (Loss)”, “Adjusted Diluted Earnings (Loss) per Share” and constant currency results. Our key performance indicators are “Adjusted Margin” and “Adjusted Margin %” which are also non-IFRS measures referred to in various places within this Annual Report.

We evaluate our financial performance in each of our reportable segments based on our key performance indicators, Adjusted Margin and Adjusted Margin %, which are non-IFRS measures and segment profitability measures. Adjusted Margin represents IFRS revenue after adding back customer inducement costs in the nature of customer incentives, customer acquisition costs and loyalty program costs which are reported as a reduction of revenue, and deducting the cost of acquisition of services primarily relating to sales to customers where we act as the principal. Adjusted Margin % represents Adjusted Margin as a percentage of gross bookings.

Our Consolidated Statement of Profit or Loss and Other Comprehensive Income reports customer inducement costs as a reduction of revenue in the respective revenue lines. As certain parts of our revenues are recognized on a “net” basis when we are acting as an agent, and other parts of our revenue are recognized on a “gross” basis when we are acting as the principal, we evaluate our financial performance in each of our reportable segments based on Adjusted Margin, which is a non-IFRS measure and a segment profitability measure, as we believe that Adjusted Margin reflects the value addition of the travel services that we provide to our customers. Income from packages, including income on airline tickets sold to customers as a part of tours and packages is accounted for on a “gross” basis as our company controls the services before such services are transferred to travelers. Revenue from the packages business which is accounted for on a “gross” basis represents the total amount paid by customers for these travel services and products, while our cost of procuring the relevant services and products for sale to our customers in this business is classified as service cost.

We also refer to Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per Share which are non-IFRS measures and most directly comparable to results from operating activities, profit (loss) for the year and diluted earnings (loss) per share for the year, respectively, each of which is an IFRS measure. We use financial measures that exclude share-based compensation expense, merger and acquisitions related expenses, amortization of acquired intangibles, provision for litigations, gain on discontinuation of equity-accounted investment, net change in financial liability relating to acquisitions, change in fair value of financial asset measured at fair value through profit or loss (FVTPL), share of loss (profit) of equity-accounted investees, interest expense on financial liabilities measured at amortized cost and income tax benefit for our internal management reporting, budgeting and decision making purposes, including comparing our operating results to that of our competitors. A limitation of using Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per Share instead of results from operating activities, profit (loss) for the year and diluted earnings (loss) per share calculated in accordance with IFRS as issued by the IASB is that these non-IFRS measures exclude a recurring cost, for example, share-based compensation. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per Share. Because of varying available valuation methodologies and subjective assumptions that companies can use when adopting IFRS 2 “Share based payment,” management believes that providing non-IFRS measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies.

Constant currency results are financial measures that are not prepared in accordance with IFRS, and assume constant currency exchange rates used for translation based on the rates in effect during the comparable period in the prior fiscal year. Because the impact of changing foreign currency exchange rates may not provide an accurate baseline for analyzing trends in our business, management believes percentage growth in constant currency is an important metric for evaluating our operations. Constant currency is a non-IFRS measure and it should not be considered as a substitute for measures prepared in accordance with IFRS.

We believe that our current calculations of Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss), Adjusted Diluted Earnings (Loss) per Share, Adjusted Margin, Adjusted Margin % and change in constant currency represent a balanced approach to adjusting for the impact of certain discrete, unusual or non-cash items and other items such as customer inducement costs in the nature of customer incentives, customer acquisition costs and loyalty program costs, which we believe are representative of our operating results and provide useful information to investors and analysts. We believe that investors and analysts use these non-IFRS measures and key performance indicators to compare our company and our performance to that of our global peers. However, the presentation of these non-IFRS measures and key performance indicators are not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures and key performance indicators may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation. The IFRS measures most directly comparable to Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per share are results from operating activities, profit (loss) for the year and diluted earnings (loss) per share, respectively.

The following table reconciles our revenue (an IFRS measure) to Adjusted Margin (a segment profitability measure) for the periods indicated:

Reconciliation of IFRS to Non-IFRS Financial Measures and Key Performance Indicators

	Air Ticketing			Hotels and Packages			Bus ticketing			Others
	Fiscal Year Ended March 31,			Fiscal Year Ended March 31,			Fiscal Year Ended March 31,			Fiscal Year Ended March 31,
	2021	2022	2023	2021	2022	2023	2021	2022	2023	2021	2022	2023
	(in thousands)
Revenue as per IFRS	$57,013	$88,712	$147,793	$67,976	$157,267	$337,686	$24,895	$39,896	$74,873	$13,556	$18,047	$32,684
Add: Customer inducement costs recorded as a reduction of revenue	23,513	67,090	135,338	18,652	41,545	90,487	667	1,814	8,025	76	798	1,902
Less: Service cost as per IFRS	293	311	3,078	19,146	54,760	168,387	2,712	3,397	5,596	66	282	506	(1)
Adjusted Margin	$80,233	$155,491	$280,053	$67,482	$144,052	$259,786	$22,850	$38,313	$77,302	$13,566	$18,563	$34,080

(1)
Loyalty program costs amounting to $0.09 million, nil and nil have been excluded from service cost for the fiscal year 2021, 2022 and 2023, respectively, relating to “Others”.

The following table reconciles our revenue (an IFRS measure) to Adjusted Margin (a segment profitability measure) in terms of reported amount and constant currency amount for the periods indicated:

	Fiscal year ended March 31, 2023
	Revenue					Adjusted Margin
Reported Amount and Constant Currency Amount	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
	(in thousands)
Reported Amount	$147,793	$337,686	$74,873	$32,684	$593,036	$280,053	$259,786	$77,302	$34,080
Impact of Foreign Currency Translation	11,540	26,330	5,714	2,677	46,261	21,870	20,010	5,903	2,786
Constant Currency Amount	$159,333	$364,016	$80,587	$35,361	$639,297	$301,923	$279,796	$83,205	$36,866

	Fiscal year ended March 31, 2022
	Revenue					Adjusted Margin
Reported Amount and Constant Currency Amount	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
	(in thousands)
Reported Amount	$88,712	$157,267	$39,896	$18,047	$303,922	$155,491	$144,052	$38,313	$18,563
Impact of Foreign Currency Translation	433	767	320	116	1,636	756	684	313	119
Constant Currency Amount	$89,145	$158,034	$40,216	$18,163	$305,558	$156,247	$144,736	$38,626	$18,682

	Fiscal year ended March 31, 2021
	Revenue					Adjusted Margin
Reported Amount and Constant Currency Amount	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
	(in thousands)
Reported Amount	$57,013	$67,976	$24,895	$13,556	$163,440	$80,233	$67,482	$22,850	$13,566
Impact of Foreign Currency Translation	2,608	3,083	1,126	621	7,438	3,670	3,500	1,033	622
Constant Currency Amount	$59,621	$71,059	$26,021	$14,177	$170,878	$83,903	$70,982	$23,883	$14,188

The following table reconciles our growth (an IFRS measure) to constant currency growth (a segment profitability measure) for the periods indicated:

	Fiscal year ended March 31, 2023
	Revenue					Adjusted Margin
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Growth	66.6%	114.7%	87.7%	81.1%	95.1%	80.1%	80.3%	101.8%	83.6%
Impact of Foreign Currency Translation	13.0%	16.8%	14.3%	14.8%	15.2%	14.1%	13.9%	15.4%	15.0%
Constant Currency Growth	79.6%	131.5%	102.0%	95.9%	110.3%	94.2%	94.2%	117.2%	98.6%

	Fiscal year ended March 31, 2022
	Revenue					Adjusted Margin
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Growth	55.6%	131.4%	60.3%	33.1%	86.0%	93.8%	113.5%	67.7%	36.8%
Impact of Foreign Currency Translation	0.8%	1.1%	1.2%	0.9%	1.0%	0.9%	1.0%	1.3%	0.9%
Constant Currency Growth	56.4%	132.5%	61.5%	34.0%	87.0%	94.7%	114.5%	69.0%	37.7%

	Fiscal year ended March 31, 2021
	Revenue					Adjusted Margin
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Growth	-67.3%	-71.2%	-61.7%	-62.7%	-68.0%	-67.9%	-81.3%	-69.8%	-64.3%
Impact of Foreign Currency Translation	1.5%	1.3%	1.7%	1.7%	1.4%	1.5%	1.0%	1.4%	1.7%
Constant Currency Growth	-65.8%	-69.9%	-60.0%	-61.0%	-66.6%	-66.4%	-80.3%	-68.4%	-62.6%

The following table reconciles our results from operating activities (an IFRS measure) to Adjusted Operating Profit (Loss) (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Operating Profit (Loss)	Fiscal Year Ended March 31,
	2021	2022	2023
	(in millions)
Results from operating activities as per IFRS	$(67.7)	$(30.4)	$23.6
Add: Acquisition related intangibles amortization	14.1	13.8	12.8
Add: Employee share-based compensation costs	35.6	36.7	35.6
Less: Gain on discontinuation of equity accounted investment	—	(2.2)	(2.0)
Add: Merger and acquisitions related expenses	—	0.6	0.3
Add: Provision for litigations	—	4.7	—
Adjusted Operating Profit (Loss)	$(18.0)	$23.2	$70.3

The following table reconciles our profit (loss) for the year (an IFRS measure) to Adjusted Net Profit (Loss) (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Net Profit (Loss)	Fiscal Year Ended March 31,
	2021	2022	2023
	(in millions)
Profit (Loss) for the year as per IFRS	$(56.0)	$(45.6)	$(11.2)
Add: Acquisition related intangibles amortization	14.1	13.8	12.8
Add: Employee share-based compensation costs	35.6	36.7	35.6
Less: Gain on discontinuation of equity accounted investment	—	(2.2)	(2.0)
Add: Merger and acquisitions related expenses	—	0.6	0.3
Add: Provision for litigations	—	4.7	—
Add: Change in fair value of financial asset measured at FVTPL	—	—	2.8
Add: Interest expense on financial liabilities measured at amortized cost	1.8	13.6	14.9
Less: Income tax benefit	(4.5)	(1.1)	(1.0)
Add (Less): Net change in value of financial liability in business combination	(0.4)	1.2	0.7
Add (Less): Share of loss (profit) of equity-accounted investees	0.2	(0.03)	(0.01)
Adjusted Net Profit (Loss)	$(9.2)	$21.7	$52.9

The following table reconciles our diluted earnings (loss) per share for the year (an IFRS measure) to Adjusted Diluted Earnings (Loss) per Share (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Diluted Earnings (Loss) per Share	Fiscal Year Ended March 31,
	2021	2022	2023
	(in $)
Diluted Earnings (Loss) per share for the year as per IFRS	$(0.52)	$(0.42)	$(0.10)
Add: Acquisition related intangibles amortization	0.13	0.13	0.12
Add: Employee share-based compensation costs	0.32	0.33	0.32
Less: Gain on discontinuation of equity accounted investment	—	(0.02)	(0.02)
Add: Merger and acquisitions related expenses	—	0.01	*
Add: Provision for litigations	—	0.04	—
Add: Change in fair value of financial asset measured at FVTPL	—	—	0.03
Add: Interest expense on financial liabilities measured at amortized cost	0.02	0.13	0.13
Less: Income tax benefit	(0.04)	(0.01)	(0.01)
Add (Less): Net change in value of financial liability in business combination	*	0.01	0.01
Add (Less): Share of loss (profit) of equity-accounted investees	*	*	*
Adjusted Diluted Earnings (Loss) per Share	$(0.09)	$0.20	$0.48

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

As of March 31, 2023, the balance of cash and cash equivalents and term deposits on our consolidated statement of financial position was $486.7 million.

Our primary sources of liquidity were $284.0 million of cash and cash equivalents and $202.7 million in term deposits with various banks, which are available on demand. A portion of such term deposits are used to secure bank guarantees, bank overdraft facilities and other facilities to support our business.

Our trade and other receivables primarily comprise commissions, incentives or other payments owing to us from airline suppliers, receivables from our corporate and retail customers to whom we typically extend credit periods, security deposits paid primarily for our leased premises as well as interest accrued but not due on our term deposits. Our trade and other receivables increased from $39.6 million as of March 31, 2022, to $75.0 million as of March 31, 2023, primarily as a result of an increase in receivables from airlines, ancillary and corporate customers during fiscal year 2023. Our other current assets primarily consist of deposits and advances to our suppliers to secure better prices and availability of bookings in future periods. Our other current assets increased from $78.0 million as of March 31, 2022 to $122.0 million as of March 31, 2023, primarily due to the gradual recovery in travel demand as a result of the diminishing impact of the COVID-19 pandemic in India.

As of March 31, 2023, MMT India had the following facilities available from various banks:

•
an overdraft facility of Rs. 2,660 million (approximately $32.4 million), to meet our working capital requirements, secured primarily by term deposits, an exclusive charge over all the assets of MMT India (excluding vehicles) and a corporate guarantee from MakeMyTrip Limited;

•
working capital demand loans of Rs. 1,000 million (approximately $12.2 million) to meet our working capital requirements, with one-way inter-changeability for issuing IATA bank guarantees of up to Rs. 890 million (approximately $10.8 million), secured against an exclusive charge over all the assets of MMT India (excluding vehicles) and a corporate guarantee from MakeMyTrip Limited;
•
a commercial card and combined credit facility of Rs. 345 million (approximately $4.2 million) to meet our working capital requirements, secured against a demand promissory note and a letter of continuity; and
•
a corporate card facility of Rs. 8.6 million (approximately $0.1 million) secured against certificates of deposits.

As of March 31, 2023, no amounts were outstanding under the above facilities.

From time to time, we are also required to provide bank guarantees to certain international and Indian airlines, hotels and packages suppliers, as well as certain aggregators from whom we obtain hotel inventory and other travel suppliers, to secure our obligations to them. As of March 31, 2023, we had the following bank guarantee facilities available from various banks:

•
Bank guarantee limits of Rs. 3,510 million (approximately $42.7 million), for issuing bank guarantees to IATA, hotels and other suppliers, secured against an exclusive charge on all the assets (excluding vehicles) and a corporate guarantee from MakeMyTrip Limited;

•
Quest 2 Travel obtained a bank guarantee facility of Rs. 22.6 million (approximately $0.3 million) secured against certificates of deposits, for the purpose of providing guarantees to IATA and payment gateway facilities;

•
Luxury Tours obtained a bank guarantee, overdraft and corporate card limit facilities of $0.2 million secured against certificates of deposits, for the purpose of providing guarantees to various hotels and packages suppliers;

•
MMT USA obtained letters of credit of $0.1 million secured against bank balances, for the purpose of providing guarantees to various international airlines;

•
MMT UAE obtained a bank guarantee of $0.1 million secured against bank balances, for the purpose of providing guarantees to IATA;

•
ITC Group obtained a bank guarantee facility of $0.07 million secured against certificates of deposits, for the purpose of providing guarantees to various international airlines, and a corporate card limit of $0.07 million; and

•
redBus India obtained a bank guarantee facility of Rs. 0.4 million (approximately $0.005 million) secured against certificates of deposits, for the purpose of providing guarantees to various bus operators.

As of March 31, 2023, we had outstanding amounts of Rs. 1,700 million (approximately $20.7 million) in connection with the issuance of bank guarantees to IATA by MMT India and Rs. 28.3 million (approximately $0.3 million) towards the issuance of bank guarantees towards various other travel and hotel and packages suppliers for other operational requirements of MMT India. No demand had been made against any of these guarantees.

In addition, we have secured credit and guarantee facilities of $70.0 million from an affiliate of our largest shareholder. As of March 31, 2023, this credit facility remained undrawn. Apart from the foregoing borrowings and vehicle loans of Rs. 219 million (approximately $2.7 million), we have no outstanding bank loans or financial guarantees or similar commitments to guarantee our payment obligations or those of third parties.

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

The following table sets forth the summary of our cash flows for the periods indicated:

	Fiscal Year Ended March 31,
	2021		2022		2023
	(in millions)
Net cash generated from/(used in) operating activities	$64.5		$6.0		$32.1
Net cash generated from/(used in) investing activities	(118.8)		(77.6)		46.8
Net cash generated from/(used in) financing activities	219.4		(9.6)		(6.2)
Net increase/(decrease) in cash and cash equivalents	165.1		(81.2)		72.6
Cash and cash equivalents at beginning of the year	129.9		295.1		213.3
Effect of exchange rate fluctuations on cash held	0.1		(0.6)		(1.9)
Cash and cash equivalents at end of the year	295.1	(1)	213.3	(2)	284.0	(3)

Notes:

(1)
Excludes $154.9 million of term deposits not classified as “cash and cash equivalents.” As of March 31, 2021, we did not have any amounts outstanding under our overdraft facilities.
(2)
Excludes $264.2 million of term deposits not classified as “cash and cash equivalents.” As of March 31, 2022, we did not have any amounts outstanding under our overdraft facilities.
(3)
Excludes $202.7 million of term deposits not classified as “cash and cash equivalents.” As of March 31, 2023, we did not have any amounts outstanding under our overdraft facilities.

Net Cash Generated From/(Used In) Operating Activities

Our net cash generated from operating activities was $32.1 million in fiscal year 2023, as compared to net cash generated from operating activities of $6.0 million in fiscal year 2022, an increase of $26.1 million in fiscal year 2023. Our net loss adjusted for depreciation, amortization and impairment and other non-cash items was $84.3 million in fiscal year 2023 as compared to $33.1 million in fiscal year 2022. Further, in fiscal year 2023, there was an increase in our working capital of $52.3 million as compared to an increase in working capital of $27.1 million in fiscal year 2022. The working capital increased in fiscal year 2023 was primarily due to an increase of $40.8 million in trade and other payables, other liabilities and contract liabilities, net income tax paid of $4.4 million and an increase of $88.7 million in trade and other receivables and other assets.

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

Our net cash generated in operating activities was $64.5 million in fiscal year 2021, as compared to net cash used in operating activities of $112.7 million in fiscal year 2020, an increase of $177.2 million in fiscal year 2021. Our net loss adjusted for depreciation and amortization and other non-cash items was $0.6 million in fiscal year 2021, as compared to $51.8 million in fiscal year 2020. Further, in fiscal year 2021, there was a decrease in our working capital of $65.1 million as compared to an increase in our working capital of $60.9 million in fiscal year

2020. The decrease in working capital in fiscal year 2021 was primarily due to an increase of $13.7 million in other liabilities and trade and other payables, and contract liabilities, net refund of income tax of $12.4 million and an increase of $38.3 million in trade and other receivables and other assets.

Net Cash Generated From/(Used In) Investing Activities.

In fiscal year 2023, our cash used in investing activities was $46.8 million. We redeemed term deposits with banks amounting to $308.3 million (computed using average exchange rates for the period) for investment and working capital purposes and received interest mainly on our term deposits of $8.2 million. We also invested $251.7 million (computed using average exchange rates for the period) in term deposits with banks, $1.5 million in acquisition of subsidiaries, $7.5 million in property, plant and equipment and $9.4 million in software and technology-related development costs.

In fiscal year 2022, our cash used in investing activities was $77.6 million. We redeemed term deposits with banks amounting to $249.3 million (computed using average exchange rates for the period) for investment and working capital purposes and received interest mainly on our term deposits of $7.4 million. We also invested $360.4 million (computed using average exchange rates for the period) in term deposits with banks, $3.1 million in property, plant and equipment and $9.8 million primarily in technology-related development costs. Further, we received $38.5 million as proceeds from sale of other investment.

In fiscal year 2021, our cash used in investing activities was $118.8 million. We redeemed term deposits with banks amounting to $39.1 million (computed using average exchange rates for the period) for investment and working capital purposes and received interest mainly on our term deposits of $6.0 million. We also invested $155.5 million (computed using average exchange rates for the period) in term deposits with banks and $8.1 million primarily in technology-related development costs.

Net Cash Generated From/(Used In) Financing Activities.

In fiscal year 2023, cash used in financing activities was $6.2 million. We made payment of $5.5 million for lease liabilities and vehicle loans. Proceeds from issuance of shares on exercise of share-based awards and vehicle loans during fiscal year 2023 was $4.4 million. Further, we further acquired non-controlling interest in Quest 2 Travel.com India Private Limited for $5.0 million.

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

Material Cash Requirements

Our material cash requirements as of March 31, 2023 and the foreseeable long-term are mainly for our debt obligations and working capital, as well as capital expenditures, contractual obligations and acquisitions.

Capital Expenditures

We incurred capital expenditures of $8.8 million, $12.9 million and $16.9 million in fiscal years 2021, 2022 and 2023, respectively. As of March 31, 2023, we had committed capital expenditures of $0.3 million for fiscal year 2024, substantially all of which we expect to spend in India. In addition, we expect to spend an additional approximately $13.0 million to $17.0 million on capital expenditures during fiscal year 2024. Our capital expenditures have principally consisted of costs related to our technology platform and infrastructure, upgrading of/additions to our websites and mobile platforms, purchases of workstations, computers, computer software, leasehold improvements, and others. In the future, we may also incur capital expenditures to expand our products and services offerings, including through strategic acquisitions.

Contractual Obligations

The following table sets forth our contractual obligations as of March 31, 2023. Other than the obligations specified below, we do not have any other long term contractual obligations.

	Payment Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Secured bank loans(1)	$3,077	$947	$1,529	$600	1
Lease liabilities(2)	24,525	4,155	8,600	7,900	3,870
Purchase obligations(3)	12,393	10,784	1,609	—	—
Employee benefits(4)	8,886	—	—	—	—
Convertible notes(5)	230,000	230,000	—	—	—
Other liabilities(6)	14,799	9,391	—	5,408	—
Trade and other payables	89,780	89,780	—	—	—
Refund due to customers	34,025	34,025	—	—	—
Total	$417,485	$379,082	$11,738	$13,908	$3,871

Notes:

(1)
Secured bank loans relate to loans for motor vehicles used in our business.
(2)
Lease liabilities relate to our leasing arrangements for our various office premises.
(3)
We enter into purchase orders from time to time for various equipment and other operational requirements for our business.

(4)
Employee benefits in the statement of financial position include $7.2 million in respect of employee benefit obligations. For this amount, the extent of the amount and timing of repayment/settlement is not reliably estimable or determinable at present and accordingly has not been disclosed in the table above.

(5)
On February 9, 2021, we issued the 2028 Notes, which are convertible based upon an initial conversion rate of 25.8035 of our ordinary shares per $1,000 principal amount of 2028 Notes (equivalent to a conversion price of approximately $38.75 per ordinary share). The repayment period of the 2028 Notes has been considered based on the earliest potential repurchase date of the 2028 Notes, being February 15, 2024.

On May 16, 2023, our Board of Directors authorized the Company to repurchase 2028 Notes, from time to time through open market purchases, privately negotiated transactions with individual holders or otherwise, in accordance with applicable securities laws, provided that the aggregate amount of ordinary shares and aggregate amount of 2028 Notes that may be repurchased by the Company shall not exceed $136.0 million. The price and timing of any repurchases of 2028 Notes will depend on prevailing market conditions, liquidity requirements, contractual restrictions and other factors as determined by the Board from time to time. There can be no assurance that we will execute any such repurchase.

(6)
Other liabilities comprise payments relating to our obligation to acquire the remaining 16.3% shareholding in Quest 2 Travel from its existing shareholders, liability against the right but not the obligation to sell all the shares held by the promoter in Simplotel Technologies Private Limited and settlement payments relating our prior dispute with former shareholders of Hotel Travel Group. For further information, see Notes 7(a) and 7 (c) of our consolidated financial statements included elsewhere in this Annual Report and “Item 8. – Financial Information – A. Consolidated Financial Statements and Other Financial Information – Legal Proceedings – Other proceedings – Dispute with former shareholders of Hotel Travel Group”.

We intend to fund our existing and future material cash requirements with our existing cash balance and other financing alternatives. We may, however, require additional cash resources due to changing business conditions or other future developments, including the near-term and long-term impact of the COVID-19 pandemic on our business and any investments or acquisitions we may decide to pursue.

Other than as discussed above, we do not have any significant capital and other commitments, long-term obligations or guarantees as of March 31, 2023. While the above indicates our material cash requirements as of March 31, 2023, the actual amounts we are eventually required to pay may be different in the event that any agreements are renegotiated, cancelled or terminated.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property” of this Annual Report.

D. Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since March 31, 2023 that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

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

Name	Age	Position/Title
Directors:
Deep Kalra	54	Director, Group Chairman and Chief Mentor
Rajesh Magow	54	Director and Group Chief Executive Officer
Aditya Tim Guleri	58	Independent Director
Cindy Xiaofan Wang	48	Director
Hyder Aboobakar	43	Director
James Jianzhang Liang	53	Director
Jane Jie Sun	54	Director
Paul Laurence Halpin	64	Independent Director
Xiangrong Li	50	Independent Director
Xing Xiong	49	Director

Executive Officer:
Mohit Kabra	52	Group Chief Financial Officer

Directors

Deep Kalra is our founder, group chairman and chief mentor and was appointed to our board of directors on October 9, 2001. Mr. Kalra’s responsibilities as our group executive chairman from February 11, 2020 to March 31, 2022 included executing our business strategy and managing the overall performance and growth of our company. Effective April 1, 2022, Mr. Kalra transitioned to his new role as group chairman and chief mentor and will devote his time to providing mentorship to our leadership team, as well as continuing to pursue strategic initiatives such as product innovation and expansion. Mr. Kalra has over 31 years of work experience in e-commerce, sales, marketing, corporate banking, financial analysis and senior management roles. Prior to founding our company in April 2000, Mr. Kalra worked with GE Capital India, a subsidiary of the General Electric Company, where he was vice president, business development. Prior to that, he also worked with AMF Bowling Inc. and ABN AMRO Bank NV. Mr. Kalra is the co-chair of National Committee on Tourism and Hospitality at Confederation of Indian Industry. He is a founding member of IndiaTech.Org, an industry body representing the interests of Indian digital companies and is a co-founder of Ashoka University, a liberal arts college in Sonipat, near New Delhi and serves on their board and governing council. Mr. Kalra is a founding member of ‘I am Gurgaon’— an NGO focused on improving the quality of life in Gurugram and also serves on the board of the Gurugram Metropolitan Development Authority. Mr. Kalra holds a Bachelor’s degree in Economics from St. Stephen’s College, Delhi University, India, and a Master’s degree in Business Administration from the Indian Institute of Management, Ahmedabad, India.

Rajesh Magow is our co-founder and group chief executive officer and was appointed to our board of directors on November 6, 2012. Mr. Magow has also previously held the positions of chief financial officer and chief operating officer at our company. Mr. Magow has over 30 years of experience in the information technology and internet industries. After having been a part of our senior management team in 2001 for a few months, Mr. Magow worked as a part of senior management at Tecnovate eSolutions Private Limited, a wholly-owned subsidiary of eBookers.com (a United Kingdom-based online travel company that was listed on the Nasdaq Stock Market until it was acquired by the Cendant group in February 2005) from 2001 to June 2006. Before leaving Tecnovate eSolutions, he was the acting chief executive officer of that company. Mr. Magow was part of the senior management team that set up eBookers’ call center and back office operations in India and was a board member of Tecnovate from January 2001 to June 2006. Prior to Tecnovate, he also worked with Aptech Limited and Voltas Limited. Mr. Magow rejoined our company in 2006. He also serves as the Vice-Chairman for IAMAI (Internet and Mobile Association of India), and as the Chairperson of ASSOCHAM’s National Council on Travel & Tourism. Mr. Magow is a qualified Chartered Accountant from the Institute of Chartered Accountants of India.

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

Hyder Aboobakar was appointed to our board of directors on August 20, 2020 and is one of our resident directors in Mauritius. Mr. Aboobakar is a Director – Business Development at IQ EQ Corporate Services (Mauritius) Limited, or IQ-EQ. Prior to joining IQ-EQ, Mr. Aboobakar served as an investment manager at DSP Blackrock Investment Managers (Mauritius) Ltd where he was responsible for managing two India focused funds. Mr. Aboobakar has also previously worked as a business development manager at Cim Global Business (Mauritius) Ltd, as an investment manager at TVF Capital Management Ltd and as a trader and team leader of risk management at Superfund Asset Management Ltd. Mr. Aboobakar is a Chartered Financial Analyst and holds a Bachelor of Science (Honors) degree in Economics and Finance from the University of Mauritius. He is also a certified Financial Risk Manager by the Global Association of Risk Professionals. The business address of Mr. Aboobakar is c/o IQ EQ Corporate Services (Mauritius) Limited, 33 Edith Cavell Street, Port Louis, Mauritius 11324.

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

Paul Laurence Halpin was appointed to our board of directors on April 30, 2018 and has served as a nominee of Trip.com since August 30, 2019. He is also one of our resident directors in Mauritius. Mr. Halpin has more than 17 years of experience as a non-executive director and chairperson of audit and risk committees of a number of listed companies. His experience includes in-depth board-level involvement in corporate strategy, financial reporting, investment oversight, mergers and acquisitions, and risk oversight. He has a combination of international experience and perspective from a career in Europe and Africa, as a business services entrepreneur, and previously, as a partner in a professional services firm. Mr. Halpin held various leadership positions in the financial services industry practice at PwC Dublin, London and Johannesburg during his 25-year career with PwC from 1979 to 2004. Between 2004 and 2011, having relocated to Mauritius in 2004, Mr. Halpin established a number of international healthcare and insurance outsourcing businesses in Mauritius, which he subsequently sold. Mr. Halpin is an independent non-executive director on the boards of Gamma Civic Ltd, Kolos Cement Ltd and Lottotech Ltd, which are listed on the Stock Exchange of Mauritius. He also serves as an independent non-executive director of other unlisted companies, including Gamma Construction Ltd, Citicc (Africa) Holdings Ltd and several small private companies. His previously held roles include Lloyd’s general representative for Mauritius. Mr. Halpin holds a Bachelor of Commerce degree from University College Dublin. He is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants in Ireland, a Fellow of the Mauritius Institute of Directors, a Member of the Mauritius Institute of Professional Accountants and a Member of the Institute of Directors (London). The business address of Mr. Halpin is No. 8, East Rock, Coastal Road, Roches Noires, Mauritius.

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

Xing Xiong was appointed to our board of directors on August 30, 2019 as a nominee of Trip.com. Mr. Xiong is currently chief operating officer of Trip.com Group. He joined Trip.com Group as Senior R&D Director in 2013 and became the vice president of Technology. He was appointed as the chief executive officer of the Trip.com Group Air Ticketing in 2014. In 2015, he became the Trip.com Senior Vice President, and in 2016 he was made the Trip.com Group Executive Vice President. Currently, Mr. Xiong is in charge of air ticketing, accommodation, corporate travel, technology, international business, and other areas within the group. Prior to joining Trip.com Group, Mr. Xiong held several management positions in the research and development teams of Microsoft and Expedia. Mr. Xiong has over 21 years of technology and management experience. He holds a Bachelor’s degree in Computer Science from Peking University and a Master’s degree in Computer Science from Northeastern University in Boston, Massachusetts, United States. The business address of Mr. Xiong is Building 16, SKY SOHO, No. 968 Jinzhong Road, Shanghai, People’s Republic of China 200335.

Executive Officer

Mohit Kabra is our group chief financial officer. Prior to joining us in July 2011, Mr. Kabra served as a Director, Finance at Kohler India where he worked from 2006 to June 2011. He has approximately 29 years of work experience and has held various positions in the India businesses of, among others, PepsiCo, Colgate and Seagram. Mr. Kabra has a Bachelor of Commerce degree from Osmania University, Hyderabad, India. He is a qualified Chartered Accountant from the Institute of Chartered Accountants of India and a qualified Cost Accountant from the Institute of Cost Accountants of India.

B. Compensation

For fiscal year 2023, the aggregate compensation (including directors’ fees, but excluding grants of stock options and RSUs that are described below) to our directors and executive officers included in the list under the heading “— Directors and Executive Officers of our Group” was $2.1 million, which included $1.3 million in base salary and $0.8 million in other payments. Our employment agreements (as amended from time to time) with each of our group chairman, group chief executive officer, and group chief financial officer provide for variable performance component which is payable upon each of the individual officer and our company attaining certain performance targets. Except as otherwise disclosed, these aggregate cash compensation amounts for fiscal year 2023 do not include stock compensation and employee benefits to our directors and executive officers. Stock compensation to our directors and executive officers are disclosed separately under “— Outstanding ESOPs” and “Outstanding RSUs,” and employee benefits to our directors and executive officers are disclosed separately under “— Employee Benefit Plans.”

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

Shares Available for Awards

Subject to certain adjustments set forth in our Share Incentive Plan, the aggregate number of shares that may be issued or awarded under our Share Incentive Plan is equal to the sum of (x) 19,411,654 ordinary shares, plus (y) in the event that any Indigo SARs or Naspers Rollover RSUs (each, as defined in the Naspers Transaction Agreement) are forfeited between October 18, 2016 and January 31, 2017 as a result of an Indigo Business Employee’s (as defined in the Naspers Transaction Agreement) termination of employment during such period, a number of ordinary shares in respect of restricted share units into which such forfeited Indigo SARs and Naspers Rollover RSUs would have converted pursuant to Sections 7.07(a)(i) and 7.07(a)(ii) of the Naspers Transaction Agreement (each such defined term having the meaning ascribed to such term in the Naspers Transaction Agreement). To the extent that an award terminates, expires or lapses for any reason, or is settled in cash and not shares, then any shares subject to the award will again be available for the grant. Any shares delivered by the holder or withheld by our company upon the exercise of any award, in payment of the exercise price or tax withholding, may again be optioned, granted or awarded, subject to certain limitations set forth in our Share Incentive Plan.

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

Outstanding RSUs

During fiscal year 2023, we issued RSUs with respect to an aggregate of 1,455,554 ordinary shares with an exercise price of $0.0005 per ordinary share under our Share Incentive Plan, of which RSUs with respect to an aggregate of 80,418 ordinary shares were granted to our directors and an executive officer.

As at March 31, 2023, there were (a) an aggregate of 2,663,403 ordinary shares underlying vested RSUs held by our director and executive officer with grant dates ranging from July 1, 2013 to April 1, 2021 and expiration dates ranging from August 31, 2023 to September 30, 2030 (b) an aggregate of 1,328,484 ordinary shares underlying unvested RSUs held by our director and executive officer with grant dates ranging from August 5, 2019 to April 1, 2022. Each RSU represents one ordinary share of our holding company and will result in the issuance of one ordinary share of our holding company on exercise. The exercise price of each RSU is $0.0005.

Outstanding ESOPs

During fiscal year 2023, we did not issue any stock options under our Share Incentive Plan, or ESOPs.

As of March 31, 2023, there were an aggregate of 1,476,300 ordinary shares underlying 14,763 vested ESOPs held by our director and executive officer which were granted on August 19, 2019, with expiration dates ranging from August 19, 2024 to August 19, 2026. Each ESOP represents 100 ordinary shares of our holding company and will result in the issuance of 100 ordinary shares of our holding company on exercise. The exercise price of each ESOP is $2,229.

Employee Benefit Plans

We maintain employee benefit plans in the form of certain statutory and incentive plans covering substantially all of our employees. The aggregate amount set aside or accrued by us to provide for pension, retirement or similar benefits for all our employees (including our directors and executive officer) was approximately $7.5 million, $ 9.1 million and $8.9 million, respectively, in fiscal years 2021, 2022 and 2023.

Provident Fund

In accordance with Indian law, all of our employees in India are entitled to receive benefits under the Employees’ Provident Fund Scheme, 1952, as amended, a retirement benefit scheme under which an equal amount of 12% of basic salary of an employee is contributed by each of the employer and employee in a fund with government/trust with company. Also, in accordance with applicable laws, all of our employees at our non-Indian subsidiaries are entitled to receive benefits under the relevant laws and regulations applicable in such jurisdictions. Our subsidiaries make a monthly deposit to these funds and we have contributed an aggregate of approximately $3.0 million, $3.6 million and $4.1 million, respectively, in fiscal years 2021, 2022 and 2023.

Gratuity

In accordance with Indian law, we pay gratuity to our eligible employees in India. Under our gratuity plan, a defined benefit plan, an employee is entitled to receive a gratuity payment on the termination of his or her employment if the employee has rendered continuous service to our company for not less than five years, or if the termination of employment is due to death or disability. The amount of gratuity payable to an eligible employee is equal to 15 days’ salary for every year of employment (or any portion of a year exceeding six months). We have provided for an aggregate of approximately $1.2 million, $1.4 million and $1.5 million, respectively in fiscal years 2021, 2022 and 2023 for our gratuity payments.

Compensated absences

In accordance with our company policy, eligible employee are given benefits of compensated absences payable on the termination of his or her employment. Under this policy, employees are entitled to receive amount of future benefit that they have earned in return for their service in the current and prior periods resulting from the non-utilization of yearly accumulated leaves. We have provided for aggregate of approximately $0.4 million, $0.6 million and $0.4 million, respectively, in fiscal years 2021, 2022 and 2023 for our compensated absences payments.

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

Audit Committee

The audit committee consists of two members, Xiangrong Li and Aditya Tim Guleri and one non-voting observer, Cindy Xiaofan Wang. The chairperson is Xiangrong Li. Each member of the audit committee satisfies the independence requirements of applicable Nasdaq Rules and the independence requirements of Rule 10A-3 under the Exchange Act. Our board of directors has determined that Xiangrong Li qualifies as an audit committee financial expert within the meaning of the SEC rules, and that each of Xiangrong Li and Aditya Tim Guleri is financially literate. Our audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. Our audit committee is responsible for, among other things:

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

Board Diversity

The table below sets forth the board diversity matrix of our board of directors as of the date of this Annual Report.

Board Diversity Matrix
Country of Principal Executive Offices	India
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	10
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	3	7	—	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	—
Did Not Disclose Demographic Background	5

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

D. Employees

See “Item 4. Information on the Company — B. Business Overview — Employees.”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our equity shares as of March 31, 2023 by each of our directors and all our directors and executive officers as a group. As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right. Ordinary shares subject to options, RSUs, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person.

	Equity shares beneficially owned
	Ordinary Shares			Class B Shares
Name of Beneficial Owner	Number		Percent(1)	Number	Percent(1)	Percent of Total Voting Power(1)
Directors:
Deep Kalra(2)	5,164,012		7.55	—	—	4.78
Rajesh Magow(3)	2,149,178		3.13	—	—	1.99
Aditya Tim Guleri	—		—	—	—	—
Cindy Xiaofan Wang (4)	—		—	—	—	—
Hyder Aboobakar	—		—	—	—	—
James Jianzhang Liang(4)	—		—	—	—	—
Jane Jie Sun(4)	—		—	—	—	—
Paul Laurence Halpin(4)	—		—	—	—	—
Xiangrong Li	—		—	—	—	—
Xing Xiong(4)	10,000		*	—	—	*

Executive Officers:
Mohit Kabra(3)	288,655		*	—	—	*
All our directors and executive officers as a group	7,611,845	—	11.13	—	—	7.04

* Represents beneficial ownership of less than 1.0% of our issued share capital.

Notes:

(1)
Based on 66,462,562 ordinary shares outstanding and 39,667,911 Class B Shares outstanding as of March 31, 2023. Except as otherwise required by law, the Terms of Issue or our Constitution, our ordinary shares and Class B Shares vote together as a single class on all matters on which our shareholders are entitled to vote. See also “Item 10. Additional Information — B. Memorandum and Articles of Association — Class B Shares — Reserved Matters.”
(2)
Travogue Electronic Travel LLP, or Travogue, is a limited liability partnership controlled by Mr. Deep Kalra. Mr. Deep Kalra holds 100.0% of the partnership interests in Travogue. Accordingly, as of March 31, 2023, Mr. Kalra’s beneficial ownership of our ordinary shares includes 2,748,912 ordinary shares held by him (or his immediate family members) directly (in the form of ordinary shares or ordinary shares underlying RSUs and ESOPs that have vested or will vest within 60 days) and, based on information provided by Travogue, 2,415,100 ordinary shares held indirectly through Travogue.
(3)
In the form of ordinary shares or ordinary shares underlying vested RSUs and ESOPs.
(4)
James Jianzhang Liang, Jane Jie Sun, Cindy Xiaofan Wang, Xing Xiong and Paul Laurence Halpin are nominee directors of Trip.com. Trip.com beneficially owns 10,773,694 ordinary shares and 39,667,911 Class B convertible ordinary shares, as further described in Item 7 of this Annual Report.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

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

	Equity shares beneficially owned
	Ordinary Shares		Class B Shares		Percent of Total
Name of Beneficial Owner	Number	Percent(1)	Number	Percent(1)	Voting Power(1)
Trip.com(2)	10,773,694	16.21	39,667,911	100.0	47.53
FIL Limited(3)	6,534,532	9.83	—	—	6.16
Capital International Investors(4)	5,020,131	7.55	—	—	4.73
Deep Kalra(5)	5,164,012	7.55	—	—	4.78

Notes:

(1)
Based on 66,462,562 ordinary shares outstanding and 39,667,911 Class B Shares outstanding as of March 31, 2023. Except as otherwise required by law, the Terms of Issue or our Constitution, our ordinary shares and Class B Shares vote together as a single class on all matters on which our shareholders are entitled to vote. See also “Item 10. Additional Information — B. Memorandum and Articles of Association — Class B Shares — Reserved Matters.”

(2)
Information based on Amendment No. 4 to a report on Schedule 13D filed with the SEC by Trip.com on September 3, 2019. As at March 31, 2023, Trip.com has deferred its pre-emptive rights to subscribe for and purchase 2,551,966 additional Class B Shares, representing 2.4% of the total number of our ordinary shares and Class B Shares, as a result of the issuance of ordinary shares pursuant to the exercise or settlement of equity awards under our Share Incentive Plan between August 19, 2020 to March 31, 2023. See “Item 10. Additional Information — B. Memorandum and Articles of Association — Class B Shares — Pre-Emptive Rights.”
(3)
Information based Amendment No.4 to a report on Schedule 13G filed with the SEC by Pandanus Partners, L.P., or Pandanus, Pandanus Associates, Inc., or PAI and FIL Limited, or FIL, on February 9, 2023, or the FIL 13G. According to the FIL 13G, Pandanus owns shares of FIL voting stock normally representing more than 25% and less than 48.5% of the total votes which may be cast by all holders of FIL voting stock depending on changes in the total number of shares of outstanding from time to time; PAI acts as general partner of Pandanus; and Pandanus is owned by trusts for the benefit of members of the Johnson family, including FIL’s Chairman Abigail P. Johnson, but disclaims that any such member is a beneficial owner of the securities reported in the FIL 13G.
(4)
Information based on Amendment No. 1 to a report on Schedule 13G filed with the SEC by Capital International Investors, or CII, on February 14, 2023, or the CII 13G. According to the CII 13G, CII is a division of Capital Research and Management Company, or CRMC, as well as its investment management subsidiaries and affiliates Capital Bank and Trust Company, Capital International, Inc., Capital International Limited, Capital International Sarl, Capital International K.K., and Capital Group Private Client Services, Inc. (together with CRMC, the “investment management entities”). CII’s divisions of each of the investment management entities collectively provide investment management services under the name “Capital International Investors.
(5)
Travogue is a limited liability partnership controlled by Mr. Deep Kalra. Mr. Deep Kalra holds 100.0% of the partnership interests in Travogue. Accordingly, as of March 31, 2023, Mr. Kalra’s beneficial ownership of our ordinary shares includes 2,748,912 ordinary shares held by him (or his immediate family members) directly (in the form of ordinary shares or ordinary shares underlying RSUs and ESOPs that have vested or will vest within 60 days) and, based on information provided by Travogue, 2,415,100 ordinary shares held indirectly through Travogue.

Each of our equity shares is entitled to one vote on all matters that require a vote of shareholders. Except as otherwise required by law, the Terms of Issue or our Constitution, our ordinary shares and Class B Shares vote together as a single class on all matters on which our shareholders are entitled to vote. None of our shareholders has any contractual or other special voting rights.

As of March 31, 2023, to our knowledge, there were approximately nine record holders of our ordinary shares, of which one has a registered address in the United States. Since certain of these ordinary shares were held by brokers or other nominees, the number of record holders may not be representative of the number of beneficial holders or where the beneficial holders are resident.

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

The following is a summary of our related party transactions since April 1, 2020.

Shareholders Agreements

See “Item 10. Additional Information — B. Memorandum and Articles of Association — Trip.com Amended and Restated Investor Rights Agreement”, “— Trip.com’s Pre-Emptive Rights in relation to our 2028 Notes”, “— Pre-Emptive Rights” and “— Registration Rights”.

Procurement and selling of air tickets and hotel room nights from/to Trip.com and its subsidiaries

We procured air tickets and hotel room nights of $3.5 million and $55.5 million as an agent from subsidiaries of Trip.com that operates as travel product aggregators in fiscal years 2022 and 2023 respectively. In fiscal year 2021, we refunded air tickets and purchased hotel room nights of $0.7 million and $0.6 million, respectively. We earned $0.01 million, $0.02 million, and $0.1 million from subsidiaries of Trip.com as commission for procurement of such tickets and room nights in fiscal years 2021, 2022 and 2023, respectively. Further, we also sold air tickets and hotel room nights as an agent with a value of $0.4 million, $1.4 million, and $6.0 million to subsidiaries of Trip.com in fiscal years 2021, 2022 and 2023, respectively, and paid commission expenses of $0.06 million, $0.1 million, and $0.7 million in fiscal years 2021, 2022 and 2023, respectively.

We earned revenue from marketing alliances from subsidiaries of Trip.com amounting to nil, nil and $ 0.05 million in fiscal years 2021, 2022 and 2023, respectively.

We paid various operating expenses to subsidiaries of Trip.com amounting to $0.3 million, $0.3 million, and $ 4.6 million in fiscal years 2021, 2022 and 2023, respectively.

We provided advances of nil, $1.1 million and nil to subsidiaries of Trip.com in fiscal years 2021, 2022 and 2023 and received refunds of nil, $1.1 million and nil in advances given to subsidiaries of Trip.com in fiscal years 2021, 2022 and 2023, respectively.

As of March 31, 2021, 2022 and 2023, we had outstanding trade and other receivables from subsidiaries of Trip.com of $0.06 million, $0.3 million, and $1.0 million respectively.

As of March 31, 2021, 2022 and 2023, we had outstanding trade payables to subsidiaries of Trip.com of $0.5 million, $0.4 million, and $4.9 million respectively.

As of March 31, 2021, 2022 and 2023, we provided advances for future bookings to subsidiaries of Trip.com of nil, $0.02 million and $0.1 million, respectively.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees — B. Compensation — Employment Agreements with Executive Officers.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees — B. Compensation — Share Incentive Plan.”

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

Tax Proceedings

Certain tax matters involving our key subsidiaries, MMT India and redBus India, are disclosed below.

Income Tax Matters

Assessment Year 2005-06

In November 2008, MMT India received an assessment order from the Indian Income Tax authorities or tax authorities for the assessment year 2005-06 and a demand for an additional payment of approximately Rs. 8.1 million (approximately $0.1 million) (exclusive of any applicable penalties), advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase proposed by the transfer pricing officer to adjust our intra-group international transaction prices upwards to an arm’s length price, and (ii) the disallowance of technology-related development depreciation expenses incurred during the year. In January 2009, we filed our objections to both assessment order and the demand for the additional payment with the Commissioner of Income Tax (Appeals), or CIT(A). In February 2009, the demand for the additional payment was deleted as the additions made by the tax authorities were set-off against our carried forward losses. Our appeal against the assessment order in connection with the intra-group international transactions transfer pricing matter was decided in our favor in February 2011. We also received partial relief from the disallowance of technology-related development depreciation expenses. In May 2011, we filed our objection to the partial disallowance of technology-related development depreciation expenses with the Income Tax Appellate Tribunal authorities, or ITAT. In April 2017, ITAT passed a favorable order to allow depreciation on technology-related development expenses. The tax authorities filed an appeal in the High Court challenging the relief provided by ITAT on transfer pricing. However, the High Court dismissed the appeal filed by tax authorities in November 2017. In July 2018, the tax authorities filed a Special Leave Petition in Supreme Court challenging the order of the High Court. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The date of the next hearing has not been scheduled.

Assessment Year 2007-08

(i)
In January 2011, MMT India received an assessment order from the tax authorities for the assessment year 2007-08, alleging certain irregularities in the method of computation of income and, advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase proposed by the transfer pricing officer to adjust our intra-group international transaction prices upwards to an arm’s length price, and (ii) an increase on account of the disallowance of technology-related development depreciation expenses incurred during the year. However, due to availability of sufficient carried forward business losses, the tax authorities did not raise any additional tax demand. In March 2011, we filed an appeal with the CIT(A). Our appeal against the assessment order in connection with the intra-group international transactions transfer pricing matter was decided in our favor in February 2013. We also received partial relief from the CIT(A) on the disallowance of technology-related development depreciation expenses. The Tax authorities appealed the order passed by the CIT(A) before ITAT. The matter was heard on March 4, 2020, and ITAT passed a favorable order deleting the additions made on account of transfer pricing issues. However, lower tax authorities have not passed any appeal effect order as yet.
(ii)
In February 2015, re-assessment proceedings were conducted and MMT India received an order from tax authorities, advising us of an upward revision of our declared income in India for the assessment year 2007-08 as a result of (i) reimbursement of ticket costs to MMT Inc. In March 2015, we filed our objections with the CIT(A). The appeal against the above assessment order in connection with these disallowances was decided in favor of MMT India on May 23, 2017. The tax authorities challenged the order of the CIT(A) in August 2017 before ITAT. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The next hearing has been scheduled on October 18, 2023.

Assessment Year 2008-09

(i)
In February 2012, MMT India received an assessment order from the tax authorities for the assessment year 2008-09, and a demand for additional tax payments of approximately Rs. 43 million (approximately $0.5 million), advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase proposed by the transfer pricing officer to adjust our intra-group international transaction prices upwards to an arm’s length price, (ii) an increase on account of the proposed disallowance of technology-related development depreciation expenses incurred during the year, and (iii) an increase due to the non-payment of sufficient withholding tax in connection with our use of banking payment gateway facilities. The demand for additional tax payments of approximately Rs. 43 million (approximately $0.5 million), was deleted as the additions made by the tax authorities were set-off against carried forward losses. In March 2012, we filed our objections with the CIT(A). Our appeal against the assessment order in connection with the intra-group international transactions transfer pricing matter was decided in our favor in June 2013.We also received partial relief from the disallowance of technology-related development depreciation expenses and non-payment of sufficient withholding tax in connection with payment gateway charges. Against this partial relief, we and the tax authorities both filed appeals in August 2013 before ITAT. The matter was heard on March 4, 2020 and the ITAT has passed a favorable order.
(ii)
In February 2015, re-assessment proceedings were conducted and MMT India received an order from the tax authorities for the assessment year 2008-09, advising us of an upward revision of our declared income in India for the assessment year 2008-09 as a result of reimbursement of ticket costs to MMT Inc. In March 2015, we filed our objections with the CIT(A). The appeal against the assessment order in connection with these disallowances was decided in favor of MMT India on June 16, 2017. The tax authorities have filed an appeal in August 2017 against the order before ITAT. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The next hearing has been scheduled on October 18, 2023.

Assessment Year 2009-10

(i)
In May 2013, MMT India received an assessment order from the tax authorities for the assessment year 2009-10, and a demand for additional tax payments of approximately Rs. 276 million (approximately $3.4 million), advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase proposed by the transfer pricing offer to adjust our intra-group international transaction prices upwards to an arm’s length price, (ii) increases due to the non-payment of sufficient withholding tax in connection with our use of banking payment gateway facilities and the cost of air tickets incurred to MMT USA, (iii) increases for disallowance of excess depreciation expense on computer peripherals and software licenses, (iv) for the disallowance of technology-related development depreciation expenses incurred during the year, and (v) on account of amounts received from business associates, which were treated as deferred revenue. On May 30, 2013, we filed our objections with the CIT(A). Consequently, our appeal against the assessment order in connection with the intra-group international transactions transfer pricing matter, nonpayment of sufficient withholding tax on cost of air tickets incurred to MMT USA, disallowance of technology-related development depreciation expenses and on amounts received from business associates which were treated as deferred revenue, was decided in our favor in June 2014. We also received partial relief from the increases for disallowance of excess depreciation expense on computer peripherals & software licenses and non-deduction of withholding tax in connection with payment gateway charges. We filed an appeal before ITAT in August 2014 for balance relief. The ITAT passed a favorable order dated September 26, 2017 quashing a major demand pertaining to the issue of non-deduction of taxes on payment gateway charges. In May 2018, the tax authorities filed an appeal in the High Court against the order of the ITAT on the issue of non-deduction of withholding tax on payment gateway charges. In March 2019, the High Court passed a favorable order setting aside the appeal filed by tax authorities. The tax authorities have also filed an appeal before the ITAT against the order passed by the CIT(A) on the matters decided in our favour. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The appeal is pending before the ITAT and the next hearing has been scheduled on October 18, 2023.

(ii)
On November 28, 2013, we also received an order imposing penalty for allegedly attempting to conceal the above matters and a notice of demand amounting to approximately Rs.330 million (approximately $4.0 million). This demand was temporarily set aside by the tax authorities after adjustment of refunds for other assessment years. In December 2013, we filed our objections to the penalty order with the CIT(A). In September 2014, our appeal against the order imposing penalty was partially decided in our favor. Further, we filed appeal in December 2014 with ITAT for the balance relief and ITAT has passed an order quashing the entire penalty demand. We have not yet received any intimation with respect to whether any appeal has been filed by the tax authorities before higher appellate authorities against the order of the ITAT. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Assessment Year 2010-11

In March 2014, MMT India received an assessment order from the tax authorities for the assessment year 2010-11, and a demand for additional tax payments of approximately Rs. 736 million (approximately $9.0 million), advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase on account of the disallowance of technology-related development depreciation expenses incurred during the year, (ii) an increase due to the non-payment of sufficient withholding tax in connection with our use of banking payment gateway facilities, (iii) an increase for disallowance of excess depreciation expense on computer peripherals and software licenses, (iv) an increase due to the non-payment of sufficient withholding tax on reimbursement of expenses to MMT USA, (v) an increase for advertising and publicity expenses being capital in nature, and (vi) an increase due to change in the method of accounting for recognizing loyalty cum signing bonus. In April 2014, we filed our objections with the CIT(A) along with a stay of demand. Our appeal against the assessment order was decided in our favor in July 2017. We understand that the tax authorities have appealed the order of the CIT(A) before ITAT. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The next hearing has been scheduled on October 18, 2023.

Assessment Year 2011-12

(i)
In March 2015, MMT India received an assessment order from the tax authorities for the assessment year 2011-12, and a demand for additional tax payments of approximately Rs. 953 million (approximately $11.6 million), advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase for disallowance of excess depreciation expense on computer peripherals and software licenses (ii) an increase due to the non-payment of sufficient withholding tax on reimbursement of expenses to MMT USA, and (iii) an increase for advertising and publicity expenses being capital in nature. In April 2015, we filed our objections with the CIT(A) along with stay of demand. In June 2015, we obtained an interim stay until December 31, 2015. We obtained a final order of stay of tax demand in March 2016 and demand was temporarily set aside after adjustment of refunds for assessment years 2009-10 and 2010-11. Our appeal against the assessment order in connection with non-payment of sufficient withholding tax on cost of air tickets incurred to MMT USA and disallowance of technology-related development depreciation expenses was decided in our favor. We have also received partial relief in respect of addition of advertisement and publicity expenses. In February 2017, we filed an appeal with ITAT. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The next hearing has been scheduled on September 13, 2023.

(ii)
In March 2017, MMT India received a revision order from the tax authorities for the assessment year 2011-12 in which the order passed by the assessing officer was set aside for fresh examination of the issue of deduction of reimbursement of ESOP cost on exercise of shares by employees. In May 2018, we filed an appeal with the ITAT. We do not consider these claims as a contingent liability as we believe that it is more likely than not of getting relief from the relevant authorities. The next hearing has been scheduled on September 13, 2023.
(iii)
In December 2017, MMT India received an assessment order from the tax authorities for the assessment year 2011-12 confirming the demand for additional tax payments of approximately Rs. 102 million (approximately $1.2 million), advising us of an upward revision of our declared income in India for that assessment year as a result of an increase in expenses on account of ESOPs exercised during the year, being capital in nature. In January 2018, we filed our objections with the CIT(A) along with stay of demand. The appeal against the assessment order in connection with ESOP disallowances was decided in favor of MMT India on June 24, 2019. The tax authorities filed an appeal before the ITAT challenging the order of the CIT(A). We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The next hearing has been scheduled on September 13, 2023.

Assessment Year 2012-13

In March 2016, MMT India received an assessment order from the tax authorities for the assessment year 2012-13, and a demand for additional tax payments of approximately Rs. 905 million, (approximately $11.0 million), advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase due to insufficient payments on withholding taxes on reimbursement of expenses to MMT USA, (ii) an increase for advertising and publicity expenses, being capital in nature and (iii) an increase for expenses on account of ESOPs exercised during the year being capital in nature. In April 2016, we filed our objections with the CIT(A) and requested for a stay of demand. The stay of demand was granted to MMT India. The appeal against the assessment order in connection with these disallowances was decided in favor of MMT India on December 19, 2017. The tax authorities have appealed the order of the CIT(A) before ITAT. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The next hearing has been scheduled on September 13, 2023.

Assessment Year 2013-14

(i)
In December 2016, MMT India received an assessment order from the tax authorities for the assessment year 2013-14, and a demand for additional tax payments of approximately Rs. 912 million, (approximately $11.1 million), advising MMT India of an upward revision of its declared income in India for that assessment year as a result of (i) an increase due to insufficient payments on withholding taxes on reimbursement of expenses to MMT USA, (ii) an increase for advertising and publicity expenses being capital in nature and (iii) an increase for expenses on account of ESOPs exercised during the year being capital in nature. In January 2017, MMT India filed its objections with the CIT(A) and request for a stay of demand. The stay of demand was granted to MMT India. The appeal against the assessment order in connection with these disallowances was decided in favor of MMT India on December 19, 2017. We understand that tax authorities have appealed the order of CIT(A) before ITAT. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The next hearing has been scheduled on September 13, 2023.
(ii)
In November 2021, MMT India received an assessment order from the tax authorities for the assessment year 2013-14 confirming the demand of Rs. 8.54 million (approximately $0.1 million) (including interest) as a result of non-deduction and/or short-deduction of tax deducted at source on advertisement charges, common area maintenance charges and annual maintenance charges. In December 2021, we filed an appeal before the CIT(A) against such order. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.
(iii)
In March 2022, MMT India received an assessment order from the tax authorities and raised a demand for additional tax payments of approximately Rs. 1,796 million, (approximately $21.9 million), advising MMT India of an upward revision of its declared income in India due to non-deposit of service tax collected from customers, with the Indian Government. In April 2022, MMT India filed objections with the CIT(A) and request for stay of demand. Further, MMT India also filed application for getting the defects rectified in the assessment order passed by Tax authorities. In June 2022, the tax authorities passed the rectification order and have withdrawn the aforesaid tax demand. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Assessment Year 2014-15

(i)
In December 2017, MMT India received an assessment order from the tax authorities for the assessment year 2014-15, and a demand for tax payments of approximately Rs. 345 million (approximately $4.2 million), advising MMT India of an upward revision of its declared income in India for that assessment year as a result of (i) insufficient payments on withholding taxes on reimbursement of expenses to MMT USA, (ii) advertising and publicity expenses being capital in nature and (iii) an increase in expenses on account of employee share options exercised during the year being, capital in nature. In January 2018, MMT India filed its objections with the CIT(A) and requested for stay of demand. The stay of demand was granted to MMT India. The appeal against the assessment order in connection with these disallowances was decided in favor of MMT India on January 31, 2019. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The next hearing before the ITAT has been scheduled on September 13, 2023.
(ii)
In March 2021, MMT India received an assessment order from the tax authorities for the assessment year 2014-15 confirming the demand of Rs. 26 million (approximately $0.3 million) (including interest) as a result of non-deduction and/or short-deduction of tax deducted at source on advertisement charges, common area maintenance charges and annual maintenance charges. In April 2021, we have filed an appeal before the CIT(A)

against such order. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.
(iii)
In March 2022, MMT India received an assessment order from the tax authorities and raised a demand for additional tax payments of approximately Rs. 664.31 million (approximately $8.1 million), advising MMT India of an upward revision of its declared income in India due to non-deposit of service tax collected from customers, with the Indian Government. In April 2022, MMT India filed objections with the CIT(A) and requested for a stay of demand. Further, MMT India also filed an application to rectify the defects in the assessment order passed by such tax authorities. In June 2022, the tax authorities passed the rectification order and have withdrawn the aforesaid tax demand. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.
(iv)
In December 2016, Pilani Softlabs Private Limited, or Pilani, which merged with redBus India in May 2015, received an assessment order from the tax authorities for the assessment year 2014-15 advising upward revision as a result of an increase on account of the proposed disallowance of compensation paid to directors for the termination of ESOP. However, Pilani did not receive a demand for any additional tax payments due to the availability of sufficient carry forward losses. On February 7, 2017, Pilani filed its objections to the assessment order with the CIT(A). CIT(A) passed an order dated June 28, 2019 by confirming the addition on account of expenses relating to compensation paid to directors for the termination of ESOP. In September 2019, we filed an appeal with the Income Appellate Tax Tribunal. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The next hearing has been scheduled on October 9, 2023.
(v)
In May 2023, redBus India received an assessment order from the tax authorities advising redBus India of an upward revision of its declared income in India due to non-deposit of service tax collected amounting to Rs. 21.75 million (approximately $0.3 million) from customers, with the Indian Government. The Delhi High Court has given interim relief and instructed the relevant tax authorities to not take any adverse action against redBus India until the matter has been determined before the Delhi High Court. The next hearing with the Delhi High Court has been scheduled on November 21, 2023. MMT India has informed the tax authorities to keep proceedings in abeyance pending the hearing before the Delhi High Court. These tax proceedings pertain to our Goibibo business which has been merged with MMT India pursuant to the scheme of arrangement approved by the National Company Law Tribunal, or NCLT. Any tax liability, levy, cess, interest, penalty or refund that may arise as a result of these tax proceedings will be paid or received by MMT India, as applicable.

Assessment Year 2015-16

(i)
In December 2018, MMT India received an assessment order from the tax authorities for the assessment year 2015-16, and a demand for additional tax payments of approximately Rs. 1,214 million (approximately $14.8 million), advising MMT India of an upward revision of its declared income in India for that assessment year as a result of, (i) insufficient payments on withholding taxes on reimbursement of expenses to MMT USA, (ii) advertising and publicity expenses being, capital in nature, and (iii) an increase in expenses on account of ESOPs exercised during the year being, capital in nature. In January 2019, MMT India filed its objections with the CIT(A) and requested for stay of demand. The stay of demand was granted to MMT India. The appeal against the assessment order in connection with these disallowances was decided in favor of MMT India on June 24, 2019. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The department has filed an appeal before ITAT. The next hearing has been scheduled on September 13, 2023.
(ii)
In December 2018, redBus India received an assessment order from the tax authorities for the assessment year 2015-16 advising upward revision of approximately Rs. 1,224 million (approximately $14.9 million) as a result of disallowance of depreciation on goodwill arising on account of its merger with Pilani. However, tax authorities did not raise additional tax demand due to availability of sufficient carry forward losses. On January 23, 2019, redBus India filed its objections to the assessment order before CIT(A). In January 2021, we filed detailed submissions and CIT(A) has yet to pass the final order. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.
(iii)
In May 2023, MMT India received an assessment order from the tax authorities advising MMT India of an upward revision of its declared income in India due to non-deposit of service tax collected amounting to Rs. 39.3 million (approximately $0.5 million) from customers, with the Indian Government. The tax authorities have erroneously raised a tax demand of Rs. 59.1 million (approximately $0.7 million). The Delhi High Court has given interim relief and instructed the relevant tax authorities to not take any adverse action against redBus India until the matter has been determined before the Delhi High Court. The next hearing with the Delhi High Court has been scheduled on September 25, 2023. MMT India has informed the tax authorities to keep proceedings in abeyance pending the hearing before the Delhi High Court.

Assessment Year 2016-17

(i)
In December 2019, MMT India received an assessment order from the tax authorities for the assessment year 2016-17, advising MMT India of an upward revision of its declared income in India for that assessment year as a result of, (i) insufficient payments on withholding taxes on reimbursement of expenses to MMT USA and MakeMyTrip FZ LLC (UAE), (ii) advertising and publicity expenses being, capital in nature, and (iii) an increase in expenses on account of ESOPs exercised during the year being, capital in nature. In January 2020, MMT India filed its objections with the CIT(A). We do not consider these claims as a contingent liability as we believe that it is more likely than not of getting relief from the relevant authorities. The date of the hearing before the CIT(A) has not been scheduled.
(ii)
In December 2019, redBus India received an assessment order from the tax authorities for the assessment year 2016-17 advising upward revision of approximately Rs. 918 million (approximately $11.2 million) as a result of disallowance of depreciation on goodwill arising on merger with Pilani. However, tax authorities did not raise additional tax demand due to availability of sufficient carry forward losses. In January 2020, redBus India filed its objections to the assessment order with the CIT(A). In January 2021, we have filed detailed submissions and CIT(A) has yet to pass the final order. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.
(iii)
In May 2023, redBus India received an assessment order from the tax authorities advising redBus India of an upward revision of its declared income in India due to non-deposit of service tax collected amounting to Rs. 21.87 million (approximately $0.3 million) from customers, with the Indian Government. The tax authorities have erroneously raised tax demand of Rs. 2 million. As per order of the Delhi High Court in W.P. (C) 17639/ 2022 and 17643/2022 dated December 23, 2022, effect of the order passed shall not be given until the matter is sub-judice before the Delhi High Court. redBus India has filed letter with the tax authorities apprising them of the interim order passed by the Delhi High Court and to keep proceedings in abeyance. These tax proceedings pertain to our Goibibo business which has been merged with MMT India pursuant to the scheme of arrangement approved by the NCLT. Any tax liability, levy, cess, interest, penalty or refund that may arise as a result of these tax proceedings will be paid for or received by MMT India, as applicable.

Assessment Year 2017-18

(i)
In December 2019, MMT India received an assessment order from the tax authorities for the assessment year 2017-18, advising MMT India of an upward revision of its declared income in India for that assessment year as a result of, (i) advertising and publicity expenses being capital in nature, and (ii) an increase in expenses on account of ESOPs exercised during the year being capital in nature. In January 2020, MMT India filed its objections with the CIT(A). We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The date of hearing before the CIT(A) has not been scheduled.
(ii)
In December 2019, redBus India received an assessment order from the tax authorities for the assessment year 2017-18, and a demand for additional tax payments of approximately Rs. 3 million (approximately $0.04 million), advising upward revision of approximately Rs. 688 million (approximately $ 8.4 million) as a result of (i) disallowance of depreciation on goodwill on account of merger with redBus, and (ii) addition on account of cash deposited during the demonetization period. On January 27, 2020, redBus India filed its objections to the assessment order with the CIT(A). In January 2021, we filed detailed submissions and the CIT(A) has yet to pass the final order. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Assessment Year 2018-19

(i)
In May 2021, MMT India received an assessment order from the tax authorities for the assessment year 2018-19, advising MMT India of an upward revision of its declared income in India for that assessment year as a result of, (i) advertising and publicity expenses being, capital in nature, (ii) an increase in expenses on account of ESOPs exercised during the year being, capital in nature, (iii) an increase in expenses on account of interest on GST, and (iv) liabilities no longer required written back etc. On May 26, 2021, MMT India filed its objections to the assessment order with the CIT(A). We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.
(ii)
In September 2021, redBus India received an assessment order from the tax authorities for the assessment year 2018-19, advising upward revision of its declared income as a result of (i) disallowance of depreciation on goodwill arising on account of merger with Pilani. However, the tax authorities did not raise any additional demand due to availability of sufficient carry forward losses. On October 26, 2021, redBus India filed its objections to the assessment order with the CIT(A). We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Service Tax and Goods & Service Tax Matters

Demand Order — Fiscal Years 2006 to 2012

In March 2009, the Directorate General of Central Excise Intelligence, or DGCEI, initiated a general industry wide inquiry on compliance with service tax rules and regulations by various travel agencies in India. In October 2011, pursuant to an investigation conducted by the DGCEI, MMT India received a notice from the Indian service tax authorities for fiscal years 2006 to 2010, demanding payment of service tax in respect of certain matters, some of which relate to the travel industry in India and involve a complex interpretation of Indian law. We received similar notices for fiscal years 2011 and 2012, in October 2011 and October 2012, respectively. In March 2011, we filed replies with the Commissioner of Service Tax, or Commissioner for fiscal years 2006 to 2010, and, similarly, filed objections in January 2012 for fiscal year 2011, and in February 2013, for fiscal year 2012, respectively. In August 2013, the Commissioner rejected our objections and confirmed the demand on all the above matters with negligible relief. In November 2013, we filed an appeal with the Customs, Excise and Service Tax Appellate Tribunal, or CESTAT. The aggregate value of the claims is approximately Rs. 1,700 million (approximately $20.7 million) and additional interest and penalties, if finally determined to be payable. We have deposited approximately Rs. 22 million (approximately $0.3 million) toward service tax with the relevant authorities. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The date of the hearing has not been scheduled by CESTAT.

Demand Order — Fiscal Years 2008 to 2011

(i)
In September 2012, MMT India received a notice from the Indian service tax authorities for fiscal years 2008 to 2011, demanding payment of service tax in respect of certain matters, some of which relate to the travel industry in India and involve a complex interpretation of Indian law. In February 2013, we filed a reply with the Commissioner.
(ii)
In March 2014, we received an order wherein the demand of aggregate value of approximately Rs.15.3 million (approximately $0.2 million) was confirmed by the Commissioner. We filed an appeal with CESTAT in June 2014. We are not required to deposit any service tax with the relevant authorities in response to this demand. We do not recognize this claim as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The date of the hearing has not been scheduled by CESTAT.

Demand Order — Fiscal Year 2012

(i)
In November 2012, MMT India received a notice from the Indian service tax authorities for fiscal year 2012, demanding payment of service tax in respect of certain matters, which relate to the travel industry in India but are not covered in the show cause notices mentioned in the above paragraphs relating to service tax, and involve a complex interpretation of Indian law. In February 2013, we filed a reply with the Commissioner.
(ii)
In March 2014, we received an order wherein the demand of approximately Rs.16.1 million (approximately $0.2 million) was confirmed by the Commissioner. We filed an appeal with CESTAT in June 2014. We are not required to deposit any service tax with the relevant authorities in response to this demand. We do not recognize this claim as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The date of the hearing has not been scheduled by CESTAT.

Demand Order — Fiscal Year 2013

In May 2014, MMT India received two notices from the Indian service tax authorities for fiscal year 2013, demanding payment of service tax in respect of certain matters, which relates to the travel industry in India and involves a complex interpretation of Indian law. The aggregate value of claim is Rs. 1,075 million (approximately $13.1 million). We filed replies with the Commissioner in July 2014 and January 2015. In June 2015, we received orders wherein the demand of approximately Rs. 135 million (approximately $1.6 million) was confirmed by the Commissioner. We filed an appeal with CESTAT in September 2015 after making a pre-deposit of approximately Rs. 10.12 million (approximately $0.1 million) with the relevant authorities. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The date of the hearing has not been scheduled by CESTAT.

Demand Order — Fiscal Year 2014 to 2016

In September 2015, MMT India received a notice from the Indian service tax authorities for fiscal year 2014, demanding payment of service tax in respect of certain matters, some of which relate to the travel industry in India and involve a complex interpretation of Indian law. We received similar notices for fiscal year 2015 and 2016 in month of April 2016 and April 2018, respectively. The aggregate value of claims is approximately Rs. 142 million (approximately $1.7 million). We filed replies with the Commissioner for fiscal years 2014, 2015 and 2016 in month of December 2015, June 2016 and December 2018, respectively. In February 2019, we received demand order wherein the demand of approximately Rs. 118 million (approximately $1.4 million) was confirmed by the Commissioner. We filed an appeal with CESTAT in May 2019 after making a pre-deposit of approximately Rs. 8.85 million (approximately $0.1 million) with the relevant authorities. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The date of the hearing has not been scheduled by CESTAT.

Demand cum Show Cause Notice — Fiscal Year 2014 to September 2015

In September 2016, MMT India received a notice from the Indian service tax authorities for the period April 2013 to September 2015 demanding payment of service tax in respect of certain matters, which relate to the travel industry in India and involves complex interpretations of Indian law. In November 2016, MMT India filed a reply with the Commissioner. The aggregate value of the claims is approximately Rs. 236 million (approximately $2.9 million). We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The matter has not yet been heard by the Commissioner.

Demand cum Show Cause Notice — November 2013 to June 2017

(i)
In October 2016, redBus India received a notice from DGCEI for the period November 2013 to March 2016 demanding payment of service tax in respect of certain matters, which relate to the travel industry in India and involves complex interpretations of Indian law. redBus India filed preliminary replies with DGCEI in February 2017 and final replies in July 2019. The aggregate value of the claims is approximately Rs. 2,444 million (approximately $29.7 million). In June 2019, we received a notice DGCEI for the period from April 2016 to June 2017 demanding payment of service tax in respect of certain matters, which relates to the travel industry in India and involves complex interpretations of Indian law. In July 2020, redBus India filed a reply with the Commissioner. The aggregate value of the claims is approximately Rs. 7,157 million (approximately $87.1 million).

In September 2021, we received a consolidated order from Commissioner wherein combined demand of approximately Rs. 5,105 million (approximately $62.1 million) for the period November 2013 to June 2017 was confirmed. We filed an appeal with CESTAT in January 2022 after making a pre-deposit of approximately Rs. 100 million (approximately $1.2 million) against order. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The hearing date has not been scheduled by CESTAT.

These tax proceedings pertain to our Goibibo business which has been merged with MMT India with effect from February 1, 2023 pursuant to the scheme of arrangement approved by the NCLT. Any tax liability, levy, cess, interest, penalty or refund that may arise as a result of these tax proceedings will be paid for or received by MMT India, as applicable.

Demand cum Show Cause Notice — Fiscal Year 2012 to June 2017

(i)
In October 2016, MMT India received a notice from DGCEI for the period from May 2011 to September 2015, demanding payment of service tax in respect of certain matters, which relates to the travel industry in India and involves complex interpretations of Indian law. MMT India filed preliminary replies with the DGCEI in February 2017 and final replies in September 2020. The aggregate value of the claims is approximately Rs. 2,286 million (approximately $27.8 million).

In October 2018, we received a notice from the DGCEI for the period October 2015 to March 2016 demanding payment of service tax in respect of certain matters, which relates to the travel industry in India and involves complex interpretations of Indian law. In September 2020, MMT India filed replies with the Commissioner. The aggregate value of the claims is approximately Rs. 1,480 million (approximately $18.0 million).

In April 2019, we received a notice from the DGCEI for the period April 2016 to June 2017 demanding payment of service tax in respect of certain matters, which relates to the travel industry in India and involves complex interpretations of Indian law. In September 2020, MMT India filed replies with the Commissioner. The aggregate value of the claims is approximately Rs. 6,362 million (approximately $77.4 million).

In November 2021, we received a consolidated demand order from the Commissioner pursuant to which the demand of approximately Rs. 7,981 million (approximately $97.1 million) was confirmed. We filed an appeal with CESTAT in May 2019 after making a pre-deposit of approximately Rs. 100 million (approximately $1.2 million) against the order with the relevant authorities.

We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The final order is awaited from CESTAT.

Demand Order — Fiscal Year 2010 to 2013

In September 2017, redBus India received a demand order from the Commissioner for the period April 2010 to March 2013, demanding payment of service tax in respect of certain matters, which relates to the travel industry in India and involves complex interpretations of Indian law. In February 2018, redBus India filed objections with the Commissioner (Appeals). The aggregate value of the claims is approximately Rs. 3.1 million (approximately $0.04 million). In November 2022, the Commissioner (Appeals) passed the Order confirming the entire demand. In February 2023, we filed an appeal with CESTAT. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The next hearing date has not been scheduled by CESTAT.

Show Cause and Demand Notice — October 2015 to June 2017

In September 2018, MMT India received a notice from the Indian service tax authorities for the period October 2015 to June 2017, demanding payment of service tax in respect of certain matters, which relate to the travel industry in India and involves complex interpretations of Indian law. In November 2018, MMT India filed replies with the Commissioner . The aggregate value of the claims is approximately Rs. 296 million (approximately $3.6 million). We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The matter has yet to be heard by the Commissioner.

Demand Order — Fiscal Year 2013 to December 2014

In December 2018, redBus India received a demand order from the Indian service tax authorities for the period April 2013 to December 2014, demanding payment of service tax in respect of certain matters, which relate to the travel industry in India and involves complex interpretations of Indian law. In February 2019, we filed objections with the Commissioner (Appeals), who rejected our objections and confirmed the demand on the matters with negligible relief. In March 2020, we received the demand order for an aggregate value of approximately Rs. 1.5 million (approximately $0.02 million). redBus India filed an appeal with CESTAT in June 2020. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The next hearing date has not been scheduled by CESTAT.

Demand cum Show Cause Notice — Fiscal year 2014 to June 2017

In June 2020, redBus India received a notice from the Indian service tax authorities for the period April 2014 to June 2017, demanding payment of service tax in respect of certain matters, which relates to the travel industry in India and involves complex interpretations of Indian law. The aggregate value of the claims is approximately Rs. 238.0 million (approximately $2.9 million). redBus India has filed a reply with the Commissioner in July 2021. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The matter has yet to be heard by the Commissioner.

These tax proceedings pertain to our Goibibo business which has been merged with MMT India pursuant to the scheme of arrangement approved by the NCLT. Any tax liability, levy, cess, interest, penalty or refund that may arise as a result of these tax proceedings will be paid for or received by MMT India, as applicable.

Demand cum Show Cause Notice – (October 2013 to June 2017)

In April 2019, MMT India received a notice from the Indian service tax authorities for the period October 2013 to June 2017, demanding payment of Service Tax in respect of certain matters, which relates to the travel industry in India and involves complex interpretations of Indian law. The aggregate value of the claims is approximately Rs. 76 million (approximately $0.9 million). We filed a reply in December 2019. In April 2021, we received demand order of approximately Rs. 64 million ($0.8 million) from Commissioner. We filed an appeal with CESTAT in July 2021 after making a pre-deposit of approximately Rs. 4.8 million (approximately $0.1 million) with the relevant authorities. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The next hearing date has not been scheduled by CESTAT.

Demand cum Show Cause Notice – (July 2017 to March 2019)

In November 2020, MMT India received a notice from the Goods and Services Tax Authorities, or GST Tax Authorities, (Anti-Evasion Rajasthan) for the period from July 2017 to March 2019, demanding payment of Goods and Service Tax, or GST, in respect of certain matters, which relates to the travel industry in India and involves complex interpretations of Indian law. The aggregate value of the claims is approximately Rs. 316 million (approximately $3.8 million).We filed a reply to notice in April 2021. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The matter yet to be heard by Commissioner (Anti-Evasion Rajasthan).

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

Demand cum Show Cause Notice Fiscal year 2019

In December 2021, redBus India received a notice from the GST Tax Authorities for the period from April 2018 to March 2019, demanding payment of GST in respect of certain matters. The aggregate value of claims is approximately Rs. 0.57 million (approximately $0.01 million). In December 2021, redBus India filed replies with the Commissioner.

In February 2022, we received an Order from Commissioner wherein demand of Rs.0.57 million (approximately $0.01 million) was confirmed. We filed an appeal with the Commissioner (Appeals) in April 2022 after making a pre-deposit of Rs 0.06 million (approximately $0.001 million). We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The date of hearing has yet to be scheduled by the Commissioner (Appeals). These tax proceedings pertain to our Goibibo business which has been merged with MMT India pursuant to the scheme of arrangement approved by the NCLT. Any tax liability, levy, cess, interest, penalty or refund that may arise as a result of these tax proceedings will be paid for or received by MMT India, as applicable.

Demand cum Show Cause Notice - (July 2017 to March 2022)

In May 2023, MMT India received a notice from the Tamil Nadu GST Tax Authorities for the period from July 2017 to March 2022, demanding payment of GST in respect of certain matters. The aggregate value of the claims is approximately Rs.22.06 million (approximately $0.3 million). In June 2023, MMT India filed replies with the Commissioner. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The matter has yet to be heard by the Commissioner.

Other Proceedings

Dispute on use of GoCash

redBus India received an ex parte injunction order from passed by the Vacation Bench of the District Court at Ernakulum in favor of UAE Exchange Centre LLC & Anr. or the Petitioner restraining redBus India from using the term “GoCash” on the basis that the term was infringing and/or passing off the trademark “GoCash” of the Petitioner. Subsequently, redBus India filed its counter affidavit before the District Court at Ernakulum along with an application to vacate such ex-parte injunction. During the hearing on May 24, 2017, the Petitioner gave an undertaking to the court, not to file contempt proceedings for non-compliance of the injunction order till the final determination of the suit by the courts. The matter was referred to mediation for settlement between the parties. The date for the mediation hearing is pending. Meanwhile, redBus India has moved an application to amend the suit in light of the fact that the ‘GoCash’ trademark has been registered in its name. The next hearing date has not been scheduled. These proceedings pertain to our Goibibo business which has been merged with MMT India pursuant to the scheme of arrangement approved by the NCLT. On the next date of hearing, an application shall be made for the court to record that this case and any resultant liability be assigned to MMT India.

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

MakeMyTrip Limited entered into mediation discussions with Mr. Speers and Mr. Johnson and both parties arrived at a mutually acceptable proposal and executed a settlement agreement dated February 15, 2022. The parties have, without admission of liability, agreed to a full and final settlement of all outstanding disputes. In accordance with the terms of such agreement, MakeMyTrip and Hotel Travel Limited are jointly and severally liable to pay to Mr. Speers and Mr. Johnson a sum of $35.5 million. As of the date of this Annual Report, we have paid an aggregate amount of $33.34 million, with the final instalment of $2.16 million payable by September 1, 2023. All outstanding litigation pending between the parties in Singapore, Malaysia and New York has been withdrawn as of February 18, 2022.

Writ petition filed in the Delhi High Court regarding applicability of the Motor Vehicles Act, 1988, as amended, or the MV Act, to the redBus business

redBus India has filed a writ petition in the High Court of Delhi, India seeking a declaration that the MV Act does not apply to the redBus business and for directions to quash certain notices received from the Transport Department, Government of the National Capital Territory of Delhi, or the Delhi government, for alleged violation of the MV Act.

redBus India received two notices dated June 23, 2017 and July 27, 2017 from the Delhi government alleging that redBus India is operating its business without a license to operate as an agent or canvasser for the sale of tickets, as required under the MV Act, and also levied a nominal penalty for such alleged violation. redBus India has contested the above notices before the court of the Metropolitan Magistrate, New Delhi, stating that redBus is an online portal which connects bus operators and customers and accordingly, is not an agent or canvasser under the MV Act. These notices are pending adjudication before the above court.

In response to the writ petition, the High Court of Delhi has issued an interim order that no adverse action against redBus shall be taken by the Delhi government. Final arguments in relation to this matter are scheduled for July 27, 2023.

Investigation under the Competition Act, 2002 against MMT India and redBus India

In April 2019, The Federation of Hotel & Restaurant Associations of India, or FHRAI, filed an information against MMT India, redBus India and OYO, under Sections 3 and 4 read with Sections 19 of the Competition Act 2002 before the CCI. In October 2019, following a preliminary hearing, the CCI passed a prima facie order directing its investigative arm, the Director General, or DG, to conduct an investigation into the conduct of MMT India, redBus India and OYO in relation to Sections 3 and 4 read with Sections 19 of the Competition Act 2002. Thereafter, Casa2Stays Private Limited, or FabHotel and Rubtub Solutions Private Limited, or Treebo filed separate impleadment applications alleging abuse of dominant position by MMT India and redBus India and anti-competitive practices between MMT India, redBus India and OYO. The CCI allowed the applications and passed a prima facie order directing an investigation into the matter, together with the FHRAI matter.

On October 19, 2022, the CCI passed an order against MMT India and redBus India in relation to anti-competitive conduct under the Competition Act 2002 of India by MMT India and redBus India. The CCI imposed an aggregate penalty of Rs. 2,234.8 million (approximately $27.2 million) on MMT India and redBus India, as well as certain behavioral sanctions in respect of its agreements with hotels and disclosure of properties on its platform. On November 23, 2022, MMT India and redBus India filed an appeal before the National Company Law Appeal Tribunal, or NCLAT, against the order issued by the CCI. A deposit of Rs. 223.5 million (approximately $2.7 million), being 10% of the aggregate penalty imposed on MMT India and redBus India by the CCI, has been made with the NCLAT pursuant to orders of the NCLAT and the High Court of Delhi. As a result, enforcement of the penalty amount has been stayed pending the outcome of the appeal. In addition, MMT India and redBus India have complied with the behavioral directions issued by the CCI pending the outcome of the appeal. The final hearing in respect of such appeal is currently scheduled for August 8, 2023.

In March 2023, MMT India filed an application before CCI to bring on record that these proceedings pertain to our Goibibo business which has been merged with MMT India with effect from February 1, 2023 pursuant to the scheme of arrangement approved by the NCLT. As a result, any liability, levy, cess, interest, penalty or refund that may arise as a result of these tax proceedings will be paid for or received by MMT India, as applicable.

Petition filed against Booking.com and Google LLC & Google India

In April 2022, MMT India filed a petition before the High Court of Delhi and initiated a trademark infringement action against Booking.com’s use of Makemytrip’ ‘Make My Trip’ keywords on Google’s Adwords platform. MMT India sought interim protection against the defendants’ use of their brand keywords. The High Court of Delhi heard the interim injunction applications and granted an ad-interim injunction restraining Booking.com, Google India and Google LLC from using the ‘Makemytrip’ and ‘Make My Trip’ brand keywords on Google Adwords Program.

In May 2022, Google challenged the ad-interim injunction order before the Division Bench, High Court of Delhi. The court has issued notice in the appeal, however did not interfere with the order of the Single Bench. Orders have been reserved by the Division Bench in December 2022. The next hearing date has been scheduled before the Single Bench on August 17, 2023.

B. Significant Changes

On May 2, 2023, Go First filed an application for voluntary insolvency resolution proceedings before the NCLT in India and suspended all of its flight operations from May 3, 2023. On May 10, 2023, the NCLT admitted the application and granted protection to Go First by imposing a moratorium against recovery by lessors, lenders and other creditors of Go First. In addition, the NCLT has appointed a resolution professional to operate Go First and to maintain Go First as a going concern.

It is understood that the resolution professional has prepared a revival plan and is making progress in getting interim funding sanctioned from the Committee of Creditors of Go First for funding the airline's operations. Since the filing for voluntary insolvency, there have been several developments in favour of Go First's possible resumption of operations including relief via moratorium from lease payments, interim approvals for the proposed revival plan and in-principle approval for funding, among others including receipt of regulatory approval subject to certain conditions from Director General of Civil Aviation, which is the aviation regulator in India. The regulatory approval though subject to conditions such as arrangement of interim funding, ensuring continuing airworthiness of the aircrafts, outcome of the ongoing insolvency resolution proceedings at the NCLT and the High Court of Delhi, is critical to the revival process. Go First’s flight operations remain suspended as of the date of this Annual Report.

Such disruptions to the commercial aviation landscape may result in a reduction in the supply of air tickets available on our platform, which could negatively impact our gross bookings, air ticketing revenue and results from operating activities. For more information, see “Item 3. Key Information — D. Risk Factors — Risks Related to Us and Our Industry — Declines or Disruptions in the Travel Industry Could Adversely Affect Our Business and Financial Performance”.

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

We currently have two classes of shares outstanding, being ordinary shares and Class B Shares. Generally, Class B Shares have the same rights and preferences as the ordinary shares except as specifically set forth in the Terms of Issue. As of March 31, 2023, our stated capital was $2,028,201,056.85 comprising 66,462,562 ordinary shares and 39,667,911 Class B Shares with a par value of $0.0005 each.

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

Remuneration of Directors

Our Constitution provides that directors shall receive such remuneration as our board of directors may from time to time determine. An executive director appointed to an office of the Company shall receive such remuneration and such other benefits and allowances as the Compensation Committee may from time to time determine, and either in addition to or in lieu of his remuneration as a Director.

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

Under the Terms of Issue of our Class B Shares, we are required to provide a written notice to Trip.com promptly following the end of each month in which voting securities have been issued pursuant to the relevant employee benefit plan, specifying the number of voting securities issued pursuant to such employee benefit plan during such month and the applicable market price in connection with each issuance during such month. In connection with any issuance of ordinary shares issued pursuant to an employee benefit plan, we have agreed with Trip.com that if the purchase by Trip.com of new Class B Shares in accordance with the Terms of Issue of our Class B Shares would in the good faith judgment of Trip.com be inconsistent with any applicable law, Trip.com shall be automatically entitled to defer its right to purchase such Class B Shares at a later date on which the purchase by Trip.com of the new Class B Shares would in the good faith judgment of Trip.com not be inconsistent with any applicable law. As at March 31, 2023, Trip.com has deferred its pre-emptive rights to subscribe for and purchase 2,551,966 additional Class B Shares, representing 2.4% of the total number of our ordinary shares and Class B Shares, as a result of the issuance of ordinary shares pursuant to the exercise or settlement of equity awards under our Share Incentive Plan between August 19, 2020 to March 31, 2023.

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

1.
the acquisition of, or an agreement to acquire, whether contingent or not, assets the value of which is more than 50.0% of the value of the company’s assets before the acquisition;
2.
the disposition of, or an agreement to dispose of, whether contingent or not, assets of the company the value of which is more than 50.0% of the value of the company’s assets before the disposition; or
3.
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
•
The maximum number of Class B Shares that may be issued pursuant to the exercise of Trip.com’s pre-emptive rights as of March 31, 2023 is 8,199,531 assuming (i) no adjustment to the conversion rate for any 2028 Notes converted in connection with a make-whole fundamental change or any conversion rate adjustments (in each case, as described in the indenture relating to the 2028 Notes) (ii) all 2028 Notes are converted simultaneously immediately prior to maturity and (iii) there are no changes to our share capital after March 31, 2023 until such pre-emptive rights are exercised, other than issuance of our ordinary shares upon conversion of the entire aggregate principal amount of 2028 Notes. Such maximum number of Class B Shares includes Class B Shares issuable to Trip.com in connection with the exercise of its pre-emptive rights to subscribe for and purchase new Class B Shares (which Trip.com has deferred to a later date on which the purchase by Trip.com of the new Class B Shares would in the good faith judgment of Trip.com not be inconsistent with any applicable law) as a result of the issuance of ordinary shares pursuant to the assumed full conversion of the 2028 Notes as well as the exercise or settlement of equity awards under our Share Incentive Plan between August 19, 2020 to March 31, 2023.

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

C.
Material Contracts

Described herein.

D.
Exchange Controls

Mauritius

There are currently no governmental laws, decrees, regulations or other legislation in Mauritius that may affect the import or export of capital, including the availability of cash and cash equivalents for use by our

Company, or that may affect the remittance of dividends, interest, or other payments by our Company to non-resident holders of its ordinary shares or Class B shares.

India

India regulates ownership of Indian companies by foreigners. Foreign investment in securities issued by Indian companies and exchange controls are generally regulated by the Foreign Exchange Management Act, 1999, as amended, and the rules and regulations thereunder, or the FEMA. These regulations and restrictions may apply to acquisitions by us or our affiliates, including MMT India, redBus India and affiliates which are not resident in India, of shares in Indian companies or the provision of funding by us or any other entity to Indian companies within our group. For example, under the Government of India’s consolidated foreign direct investment policy, or the FDI policy, and the FEMA, additional requirements are applicable to foreign investments in India, including requirements with respect to downstream investments by Indian companies owned or controlled by foreign entities, and the transfer of ownership or control of Indian companies in sectors with caps on foreign investment from resident Indian persons or entities to foreigners, as well as such transactions between foreigners. These requirements include restrictions on pricing, valuation of shares and sources of funding for such investments and may in certain cases require prior notice to or approval from the Government of India. In addition, pursuant to amendments in April 2020 to the FDI policy and the FEMA rules, prior government approval will be required for any non-debt investment into India by non-resident entities from countries that share a land border with India or where the beneficial owner of such an investment is situated in or is a citizen of any such country, as well as for any transfer of any such proposed or existing non-debt investment, directly or indirectly, that would result in ownership by any such non-resident entity or beneficial owner. The list of land border countries includes Afghanistan, Bangladesh, Bhutan, the People’s Republic of China, Myanmar, Nepal and Pakistan. This approval requirement applies to investments in all sectors, including those that previously did not require such approval, such as travel and tourism. The term “beneficial owner” has not yet been defined for purposes of the FDI Policy and the FEMA. If we are deemed to be a non-resident entity or an entity with a beneficial owner restricted by these amendments, we will require prior government approval for investments in non-debt instruments in our direct and indirect Indian subsidiaries and group entities, including MMT India and redBus India, as well as for any such proposed investments or acquisitions by us or our affiliates, including MMT India, redBus India and affiliates which are not resident in India. Investments in our ordinary shares, including upon conversion of our Class B shares or our 2028 Notes, and our Class B shares would be deemed to be non-debt investments into our Indian subsidiaries, including MMT India and redBus India. Accordingly, under the current FDI Policy and the FEMA rules, any proposed holder of our ordinary shares or our Class B shares that is a non-resident entity from a country that shares a land border with India or where the beneficial owner of such an investment is situated in or is a citizen of any such country would need to have obtained prior government approval in India, and any holder or beneficial owner of our 2028 Notes that is a non-resident entity from a country that shares a land border with India or where the beneficial owner of such an investment is situated in or is a citizen of any such country will not be able to convert such notes into ordinary shares without such approval. Further, under the FEMA, we are restricted from lending to or borrowing from our Indian subsidiaries and our Indian subsidiaries are restricted from lending or borrowing in foreign currencies. We are also required to complete FEMA filings with respect to past investments in order to make further investments in India. Under the FEMA, the Reserve Bank of India has the power to impose monetary penalties, including of up to three times the value of a FEMA contravention where quantifiable, and confiscate the shares at issue. In addition, the Government of India has made and may continue to make revisions to the FDI policy on e-commerce in India, including in relation to business model, inventory, pricing and permitted services. India’s Department of Promotion of Industry and Internal Trade, Ministry of Commerce and Industry invited comments on a draft National e-Commerce Policy in 2019, which addresses topics such as data and e-commerce regulation. The timing or impact of this policy, which remains in draft form, is not yet certain. Such changes may require us to make changes to our business in order to comply with Indian law.

Our ability to pay dividends to our shareholders will depend on, among other things, the availability of dividends from MMT India and redBus India. As of the date of this Annual Report, MMT India and redBus India have not paid any cash dividends on its equity shares to us. Dividends other than in cash are not permitted under Indian law. The declaration and payment of any dividends in the future will be recommended by the boards of directors of MMT India and redBus India and approved by the shareholders of each of MMT India and redBus India at their discretion and would depend on a number of factors, including the financial condition, results of operations, capital requirements and surplus, contractual obligations, applicable Indian legal restrictions, the provisions of the articles of association, the terms of the credit facilities and other financing arrangements of MMT India or redBus India at the time a dividend is considered and other factors considered relevant by the board of directors of MMT India or redBus India. MMT India and redBus India may also from time to time pay interim dividends. Each of MMT India and redBus India are required to withhold tax on any dividends paid by them at 20% (plus applicable surcharge and cess) under Indian domestic tax law or at beneficial rates available under the respective double taxation avoidance agreements, subject to the satisfaction of certain conditions.

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

Each of MMT India and redBus India may, before the declaration of any dividend in any financial year, transfer such percentage of profits for that financial year as MMT India or redBus India may consider appropriate to the reserves of MMT India and redBus India, respectively.

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

Exchange Rates

Our consolidated financial statements and other financial data included in this Annual Report are presented in US dollars. Our business and operations are primarily conducted in India through our Indian subsidiaries, MMT India and redBus India. The functional currency of MMT India and redBus India is Indian Rupees and its revenues and expenses are denominated in that currency. We report our consolidated financial results in US dollars. The conversion of Indian Rupees into US dollars in this Annual Report is based on the middle rate as per rates available on www.oanda.com. For your convenience, unless otherwise noted, all translations from Indian Rupees to US dollars and from US dollars to Indian Rupees in this Annual Report were made at a rate of Rs.82.16 per $1.00, the middle rate in effect as of March 31, 2023. We make no representation that any Indian Rupee or US dollar amounts referred to in this Annual Report could have been or could be converted into US dollars or Indian Rupees, as the case may be, at any particular rate or at all.

E.
Taxation

Mauritius Tax Consequences

Our holding company holds a valid Global Business License issued by the Financial Services Commission in Mauritius. Our holding company holds a specific Tax Residence Certificate issued under the Convention between Government of Mauritius and the Government of Republic of India for the avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on income and Capital Gains and for the Encouragement Mutual Trade and Investment, valid until May 4, 2024, and a general Tax Residence Certificate for all jurisdictions, valid until May 8, 2024, from the Mauritius Revenue Authority, as per the guidelines prescribed by the Mauritius Revenue Authority. These certificates are required for the avoidance of double taxation under the Agreements for the Avoidance of Double Taxation signed between Mauritius and other jurisdictions, including India. These tax residence certificates are renewed annually.

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

i.
carrying out their core income generating activities in or from Mauritius by:
•
employing either directly or indirectly a reasonable number of qualified persons to carry out the core activities, and
•
having a minimum level of expenditure, which is proportionate to its level of activities
ii.
be managed and controlled from Mauritius; and
iii.
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

The discussion also does not deal with the consequences of any alternative minimum tax or the Medicare tax on “net investment income.”

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

Credit Risk. Financial instruments that potentially subject us to concentrations of credit risk consist principally of term deposits, cash equivalents, trade and other receivables and receivable from related party. By their nature, all such financial instruments involve risks, including the credit risk of non-performance by counterparties. Our cash equivalents, bank balances and term deposits are placed with banks with high investment grade credit ratings, and our term deposits may be withdrawn at any time prior to maturity except that this would result in a lower interest rate. Trade and other receivables are typically unsecured and arise mainly from commissions and incentive payments owing to us from our airline suppliers, receivables from our hotel suppliers, which represent amounts owing to us from deposits we place with such hotels, and receivables from our corporate and retail customers to whom we typically extend credit periods. We review the creditworthiness of our clients to whom we have granted credit terms in the normal course of the business. We believe there is no significant risk of loss in the event of non-performance of the counterparties to these financial instruments, other than the amounts already provided for in our financial statements. See note 34 to our audited consolidated financial statements included elsewhere in this Annual Report for additional information relating to our exposure to credit risk.

Foreign Currency Risk. We are exposed to movements in currency exchange rates to the extent that there is a mismatch between the currencies in which sales, purchase of services and borrowings are denominated and our functional currencies. Our functional currencies are primarily Indian Rupees, US dollars and Emirati Dirhams.

Our exposure to foreign currency risk primarily arises in respect of our non-Indian Rupee-denominated trade and other receivables and trade and other payables, which were $3.4 million and $212.2 million, respectively, as of March 31, 2023.

Based on our operations in fiscal year 2023, a 10.0% appreciation of the US dollar against the Indian Rupee as of March 31, 2023, assuming all other variables remained constant, would have increased our loss for fiscal year 2023 by $20.9 million. Similarly, a 10.0% depreciation of the US dollar against the Indian Rupee as of March 31, 2023, assuming all other variables remained constant, would have decreased our loss for fiscal year 2023 by $20.9 million. A 10.0% appreciation of the Emirati Dirham against the Indian Rupee as of March 31, 2023, assuming all other variables remained constant, would have increased our loss for fiscal year 2023 by $5.0 million. Similarly, a 10.0% depreciation of the Emirati Dirham against the Indian Rupee as of March 31, 2023, assuming all other variables remained constant, would have decreased our loss for fiscal year 2023 by $5.0 million.

We currently do not have any hedging agreements or similar arrangements with any counter-party to cover our exposure to any fluctuations in foreign exchange rates. Fluctuations in the Indian Rupee-US dollar exchange rate and Indian Rupee-Emirati Dirham exchange rate could have a material adverse effect on our business and our financial condition and results of operations as reported in US dollars. For more information, see “Risk Factors — Risks Related to Us and Our Industry — Our Results of Operations are Subject to Fluctuations in Currency Exchange Rates.”

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

As required by SEC Rule 13a-15(b), we have carried out an evaluation, under the supervision and with the participation of our management, including our group chief executive officer and our group chief financial officer, of the effectiveness of the design and operation of disclosure controls and procedures as of the end of the period covered by this Annual Report. Based on their evaluation as of March 31, 2023, our group chief executive officer and group chief financial officer have concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that material information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the group chief executive officer and group chief financial officer, as appropriate to allow timely decisions about required disclosures.

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

Our management, including our group chief executive officer and our group chief financial officer, conducted an assessment of the effectiveness of internal control over financial reporting as of March 31, 2023, based on the framework established in Internal Control — Integrated Framework (2013) issued by the COSO. Based on its evaluation, our management has concluded that our internal control over financial reporting was effective as of March 31, 2023.

We completed our acquisitions of Book My Forex and Simplotel on April 5, 2022 and September 28, 2022, respectively. As permitted by the guidelines established by the SEC, companies are allowed to exclude certain acquisitions from their assessment of internal control over financial reporting during the first year of an acquisition while integrating the acquired company. Accordingly, our management’s assessment of the effectiveness of our internal control over financial reporting as of March 31, 2023 excluded Book My Forex and Simplotel. Our consolidated financial statements as of March 31, 2023 reflect total assets of $20,816 thousands (of which $9,357 thousands represent intangible assets and goodwill that were included in the scope of our management’s assessment of the effectiveness of our internal control over financial reporting) and total revenues of $1,727 thousands associated with the acquired business included in the consolidated financial statements of the Company as of and for the year ended March 31, 2023. Our management will include Book My Forex and Simplotel in its evaluation of internal control over financial reporting at the conclusion of fiscal year 2024 (i.e. the year ending March 31, 2024). See “Item 4. Information on the Company — A. History and Development of our Company — Investments, Acquisitions and Disposals — Other Acquisitions” and notes 7(b) and 7(c) to the Consolidated Financial Statements for a discussion of the acquisitions.

Our independent registered public accounting firm, KPMG Assurance and Consulting Services LLP, has audited the consolidated financial statements included in this Annual Report on Form 20-F, and as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of March 31, 2023.

C. Attestation Report of the Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

MakeMyTrip Limited

Opinion on Internal Control Over Financial Reporting

We have audited MakeMyTrip Limited and subsidiaries’ (the Company) internal control over financial reporting as of March 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of March 31, 2023 and 2022, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2023, and the related notes (collectively, the consolidated financial statements), and our report dated July 25, 2023 expressed an unqualified opinion on those consolidated financial statements.

The Company acquired Book My Forex Private Limited and Simplotel Technologies Private Limited during the year ended March 31, 2023, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of March 31, 2023, Book My Forex Private Limited and Simplotel Technologies Private Limited’s internal control over financial reporting associated with total assets of $20,816 thousands (of which $9,357 thousands represents intangible assets and goodwill included within the scope of the assessment) and total revenues of $1,727 thousands included in the consolidated financial statements of the Company as of and for the year ended March 31, 2023. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Book My Forex Private Limited and Simplotel Technologies Private Limited.

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

July 25, 2023

D. Changes in Internal Control over Financial Reporting

During the period covered by this Annual Report on Form 20-F, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Messrs. Xiangrong Li and Aditya Tim Guleri and is chaired by Ms. Li. Each of our audit committee members satisfies the independence requirements of Rule 5605(a)(2) of the Nasdaq Rules and the independence requirements of Rule 10A-3(b)(1) under the Exchange Act. Ms. Cindy Xiaofan Wang has been appointed as a non-voting observer of the Audit Committee with effect from August 30, 2019. See “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management” for the experience and qualifications of the members of the audit committee. Our board of directors has also determined that Ms. Li qualifies as an audit committee financial expert within the meaning of the SEC rules.

ITEM 16B. CODE OF ETHICS

We have adopted a written code of business conduct and ethics that provides that our directors and officers are expected to avoid any action, position or interest that conflicts with the interests of our company or gives the appearance of a conflict. Directors and officers have an obligation under our code of business conduct and ethics to advance our company’s interests when the opportunity to do so arises. The full text of our code of business conduct and ethics is available on our website, at http://investors.makemytrip.com/. The information contained on our website is not incorporated by reference in this Annual Report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our financial statements prepared in accordance with IFRS as issued by IASB are audited by KPMG Assurance and Consulting Services LLP (PCAOBID No. 02115), a firm registered with the Public Company Accounting Oversight Board in the United States.

KPMG Assurance and Consulting Services LLP has served as our independent registered public accountant for each of the years ended March 31, 2021, March 31, 2022 and March 31, 2023 for which audited statements appear in this Annual Report.

The following table shows the aggregate fees for services rendered by KPMG Assurance and Consulting Services LLP to us, including our subsidiaries, in fiscal years 2022 and 2023.

	Fiscal Year
	2022	2023
Audit Fees(1)	$516,290	$621,156
Audit-Related Fees(2)	—	—
Tax Fees(3)	187,493	81,357
All Other Fees(4)	—	—
Total	$703,783	$702,513

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

Audit Committee Pre-approval Process

Our audit committee reviews and pre-approves the scope and the cost of audit services related to us and permissible non-audit services performed by the principal accountants or their associated entities. All of the services related to our company provided by KPMG Assurance and Consulting Services LLP or their associated entities during the last two fiscal years have been approved by the audit committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table provides information about purchases by us during fiscal year 2023 of our outstanding ordinary shares:

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share(1)		(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(2)
Up to March 31, 2022	972,730		$14.48	972,730	$135,959,658
April 1, 2022 to April 30, 2022	Nil	$	Nil	Nil	$135,959,658
May 1, 2022 to May 31, 2022	Nil	$	Nil	Nil	$135,959,658
June 1, 2022 to June 30, 2022	Nil	$	Nil	Nil	$135,959,658
July 1, 2022 to July 31, 2022	Nil	$	Nil	Nil	$135,959,658
August 1, 2022 to August 31, 2022	Nil	$	Nil	Nil	$135,959,658
September 1, 2022 to September 30, 2022	Nil	$	Nil	Nil	$135,959,658
October 1, 2022 to October 31, 2022	Nil	$	Nil	Nil	$135,959,658
November 1, 2022 to November 30, 2022	Nil	$	Nil	Nil	$135,959,658
December 1, 2022 to December 31, 2022	Nil	$	Nil	Nil	$135,959,658
January 1, 2023 to January 31, 2023	Nil	$	Nil	Nil	$135,959,658
February 1, 2023 to February 28, 2023	Nil	$	Nil	Nil	$135,959,658
March 1, 2023 to March 31, 2023	Nil	$	Nil	Nil	$135,959,658
Total	972,730		14.48	972,730	$135,959,658

Notes:

(1)
The average price paid per share excludes broker and transaction fees.
(2)
On March 9, 2023, our Board of Directors authorized an amendment to the terms of our share repurchase plan to further extend the term of such plan until March 31, 2026 and to remove the limit on the repurchase price per ordinary share whereby the Company can henceforth repurchase ordinary shares at any price determined by our Board of Directors from time to time. The share repurchase plan was initially approved by our Board of Directors on November 6, 2012 and permits us to purchase our ordinary shares in the open market, in privately negotiated transactions or otherwise. We did not repurchase any ordinary shares in fiscal years 2021, 2022 and 2023. As of March 31, 2023, we had remaining authority to repurchase approximately $136.0 million of our outstanding ordinary shares, provided that the aggregate amount of ordinary shares and aggregate amount of 2028 Notes that may be repurchased by the Company shall not exceed $136.0 million.

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

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements” for the financial statements filed as part of this Annual Report.

ITEM 18. FINANCIAL STATEMENTS

The following are attached to this Annual Report starting on page F-1:

•
Report of Independent Registered Public Accounting Firm.
•
Consolidated Statement of Financial Position as of March 31, 2022 and 2023.
•
Consolidated Statement of Profit or Loss and Other Comprehensive Income for the years ended March 31, 2021, 2022 and 2023.
•
Consolidated Statement of Changes in Equity for the years ended March 31, 2021, 2022 and 2023.
•
Consolidated Statement of Cash Flows for the years ended March 31, 2021, 2022 and 2023.
•
Notes to the Consolidated Financial Statements.

ITEM 19. EXHIBITS

The following are filed as exhibits hereto:

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

4.1	MakeMyTrip 2010 Share Incentive Plan (Incorporated by reference to Exhibit 10.1.2 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the SEC on July 26, 2010).

4.2

First Amendment to MakeMyTrip 2010 Share Incentive Plan (Incorporated by reference to Exhibit 99.5 to the Form 6-K (File No. 001-34837) as filed with the Securities and Exchange Commission on October 19, 2016).

4.3

Second Amendment to MakeMyTrip 2010 Share Incentive Plan (Incorporated by reference to Exhibit 4.5 to the Form S-8 (File No. 333-215814) as filed with the Securities and Exchange Commission on January 30, 2017).

4.4

Third Amendment to MakeMyTrip 2010 Share Incentive Plan (Incorporated by reference to Exhibit 99.2 to the Form 6-K (File No. 001-34837) as filed with the Securities and Exchange Commission on May 19, 2017).

4.5

Fourth Amendment to MakeMyTrip 2010 Share Incentive Plan (Incorporated by reference to Exhibit 4.6 to the Form 20-F (File No. 001-34837) as filed with the Securities and Exchange Commission on June 20, 2018).

4.6

Fifth Amendment to MakeMyTrip 2010 Share Incentive Plan (Incorporated by reference to Exhibit 99.2 to the Form 6-K (File No. 001-34837) as filed with the Securities and Exchange Commission on January 24, 2019).

4.7

Sixth Amendment to MakeMyTrip 2010 Share Incentive Plan. (Incorporated by reference to Exhibit 4.8 to the Form 20-F (File No. 001-34837) as filed with the Securities and Exchange Commission on August 17, 2020).

4.8

Seventh Amendment to MakeMyTrip 2010 Share Incentive Plan (Incorporated by reference to Exhibit 99.2 to the Form 6-K (File No. 001-34837) as filed with the Securities and Exchange Commission on May 25, 2021).

4.9

Eighth Amendment to MakeMyTrip 2010 Share Incentive Plan (Incorporated by reference to Exhibit 99.2 to the Form 6-K (File No. 001-34837) as filed with the Securities and Exchange Commission on October 26, 2021).

4.10

Ninth Amendment to MakeMyTrip 2010 Share Incentive Plan (Incorporated by reference to Exhibit 99.1 to the Form 6-K (File No. 001-34837) as filed with the Securities and Exchange Commission on April 22, 2022).

4.11

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

4.13#

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

4.16#

Addendum 1 to Subscriber Agreement dated August 3, 2017 by and between Ibibo India and InterGlobe Technologies Quotient Private Limited (Incorporated by reference to Exhibit 4.33 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on June 20, 2018).

4.17

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

4.25

Sanction Letters for Renewal of Credit Limits dated September 14, 2020 by and between MMT India and IndusInd Bank Limited (Incorporated by reference to Exhibit 4.29 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on July 13, 2021).

4.26

Renewal cum Modification of Credit Limits dated September 16, 2020 by and between Ibibo India and IndusInd Bank Limited (Incorporated by reference to Exhibit 4.28 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on July 13, 2021).

4.27

Facility Advice Letter dated April 28, 2021 by and between MMT India and The Hongkong and Shanghai Banking Corporation Limited (Incorporated by reference to Exhibit 4.30 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the SEC on July 12, 2022).

4.28

Revolving Loan Facility dated August 18, 2020 by and between MakeMyTrip FZ LLC and Ctrip.com (Hong Kong) Limited (Incorporated by reference to Exhibit 99.1 to the Form 6-K (File No. 001-34837) as filed with the Securities and Exchange Commission on September 30, 2020).

4.29

Indenture dated February 9, 2021 by and between MakeMyTrip Limited and The Bank of New York Mellon, as trustee, for the 0.00% Convertible Senior Notes due 2028 (Incorporated by reference to Exhibit 99.1 to the Form 6-K (File No. 001-34837) as filed with the Securities and Exchange Commission on February 9, 2021).

4.30	Form of 0.00% Convertible Senior Notes due 2028 (included in indenture filed as Exhibit 4.29).

4.31*+	Lease Deed dated August 20, 2022 by and between M S Ramaiah Developers and Builders Private Limited and MMT India.

4.32*+	Lease Deed dated December 10, 2022 by and between DLF Cyber City Developers Limited and MMT India.

4.33*+	Addendum dated December 10, 2022 to the Lease Deed dated December 10, 2022 by and between DLF Cyber City Developers Limited and MMT India.

4.34*+	Lease Deed dated December 26, 2022 by and between DLF Cyber City Developers Limited and MMT India.

4.35*	Addendum dated December 26, 2022 to the Lease Deed dated December 26, 2022 by and between DLF Cyber City Developers Limited and MMT India.

8.1*	List of significant subsidiaries of MakeMyTrip Limited.

12.1*	Certification by the Chief Executive Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification by the Chief Financial Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Independent Registered Public Accounting Firm.

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)

Notes:

* Filed herewith

# Confidential treatment requested at the time of filing

+ Certain annexures and schedules to this exhibit have been omitted pursuant to Regulation S-K Item 601(a)(5).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: July 25, 2023

MAKEMYTRIP LIMITED

By:	/s/ Rajesh Magow
Name:	Rajesh Magow
Title:	Group Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

MakeMyTrip Limited:

Opinion on the consolidated financial statements

We have audited the accompanying consolidated statement of financial position of MakeMyTrip Limited and subsidiaries (the Company) as of March 31, 2023 and 2022, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three‑year period ended March 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three‑year period ended March 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated July 25, 2023 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which it relates.

Evaluation of goodwill impairment

As discussed in Note 19 to the Company's consolidated financial statements, the goodwill balance as of March 31, 2023 was USD 561,503 thousands, of which USD 557,790 thousands relates to air ticketing, hotels and packages and ibibo Group –redBus Cash Generating Units (CGUs). The Company performs an impairment test of goodwill on an annual basis at the level of the CGUs or more frequently if the Company becomes aware of events or changes in circumstances that would indicate that the carrying value of goodwill may not be recoverable. The recoverable amount of the CGUs is determined on the basis of their value-in-use using a discounted cash flow method, based on the expected cash flows of the CGUs.

We identified the evaluation of goodwill impairment related to the air ticketing, hotels and packages, and ibibo Group –redBus CGUs as a critical audit matter. A high degree of subjective auditor judgment was required in evaluating the Company's significant assumptions, including the estimated adjusted margin growth rate, EBITDA margin, terminal value growth rate, and discount rate used to calculate the value-in-use.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's goodwill impairment assessment process, including controls over the determination of estimated adjusted margin growth rate, EBITDA margin, terminal value growth rate and discount rate. We compared the Company’s historical forecasted adjusted margin growth rate and the EBITDA margin with the actual results to assess the Company's ability to accurately forecast. We evaluated the Company’s estimated adjusted margin growth rate and the EBITDA margin by comparing the projections to the underlying business strategies and growth plans. We performed sensitivity analysis over estimated adjusted margin growth rate, EBITDA margin, terminal value growth rate and discount rate to evaluate the impact of changes on the recoverable amount. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in:

▪
evaluating the discount rate used in the Company’s discounted cash flow model by comparing it against a discount rate range that was independently developed using publicly available data for comparable entities; and
▪
evaluating the terminal value growth rate used in the Company’s discounted cash flow model by comparing it against the long-term expected growth rate and inflation rate of the economy.

We have served as the Company’s auditor since 2010.

/s/ KPMG Assurance and Consulting Services LLP

Bengaluru, Karnataka, India

July 25, 2023

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Amounts in USD thousands)

		As at March 31
	Note	2022	2023
Assets
Property, plant and equipment	18	19,313	25,380
Intangible assets and goodwill	19	685,658	628,974
Trade and other receivables, net	21	3,713	6,179
Investment in equity-accounted investees	8	3,558	2,070
Other investments	9	4,031	1,268
Term deposits	23	6	5,618
Non-current tax assets		14,965	18,373
Other non-current assets	25	135	53
Total non-current assets		731,379	687,915
Inventories		11	25
Trade and other receivables, net	21	35,910	68,847
Term deposits	23	264,179	197,056
Other current assets	24	77,982	121,964
Cash and cash equivalents	22	213,283	284,018
Total current assets		591,365	671,910
Total assets		1,322,744	1,359,825
Equity
Share capital	26	53	53
Share premium	26	2,034,663	2,057,362
Other components of equity	26	73,574	40,137
Accumulated deficit		(1,214,156)	(1,227,986)
Total equity attributable to owners of the Company		894,134	869,566
Non-controlling interests		2,341	6,490
Total equity		896,475	876,056
Liabilities
Loans and borrowings	28	213,808	15,650
Employee benefits	32	9,086	8,886
Contract liabilities	10	27	163
Deferred tax liabilities, net	20	2,596	822
Other non-current liabilities	30	9,536	4,590
Total non-current liabilities		235,053	30,111
Loans and borrowings	28	2,776	219,514
Trade and other payables	31	62,827	89,780
Contract liabilities	10	53,211	75,206
Other current liabilities	29	72,402	69,158
Total current liabilities		191,216	453,658
Total liabilities		426,269	483,769
Total equity and liabilities		1,322,744	1,359,825

See accompanying notes to consolidated financial statements

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER

COMPREHENSIVE INCOME

(Amounts in USD thousands, except per share data)

		For the year ended March 31
	Note	2021	2022	2023
Revenue
Air ticketing		57,013	88,712	147,793
Hotels and packages		67,976	157,267	337,686
Bus ticketing		24,895	39,896	74,873
Other revenue	11	13,556	18,047	32,684
Total revenue		163,440	303,922	593,036
Other income	12	3,672	3,490	2,798
Service cost
Procurement cost of hotels and packages services		19,146	54,760	168,387
Other cost of providing services		3,162	3,990	9,180
Personnel expenses	13	105,661	116,924	131,968
Marketing and sales promotion expenses		22,741	51,033	101,601
Other operating expenses	14	51,075	81,575	133,698
Depreciation, amortization and impairment	15	33,010	29,496	27,396
Results from operating activities		(67,683)	(30,366)	23,604
Finance income	16	12,100	9,984	10,974
Finance costs	16	4,798	26,326	46,732
Net finance income (costs)		7,302	(16,342)	(35,758)
Share of profit (loss) of equity-accounted investees	8	(168)	34	10
Loss before tax		(60,549)	(46,674)	(12,144)
Income tax benefit	17	4,507	1,107	976
Loss for the year		(56,042)	(45,567)	(11,168)
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability, net of tax		(199)	(426)	468
Equity instruments at fair value through other comprehensive income (FVOCI) - net change in fair value, net of tax		1,825	33,543	—
		1,626	33,117	468
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences on foreign operations, net of tax		13,497	(18,943)	(48,879)
		13,497	(18,943)	(48,879)
Other comprehensive income (loss) for the year, net of tax		15,123	14,174	(48,411)
Total comprehensive loss for the year		(40,919)	(31,393)	(59,579)
Profit (loss) attributable to:
Owners of the Company		(55,639)	(45,405)	(11,321)
Non-controlling interests		(403)	(162)	153
Loss for the year		(56,042)	(45,567)	(11,168)
Total comprehensive loss attributable to:
Owners of the Company		(40,531)	(31,216)	(59,176)
Non-controlling interests		(388)	(177)	(403)
Total comprehensive loss for the year		(40,919)	(31,393)	(59,579)
Loss per share (in USD)
Basic	27	(0.52)	(0.42)	(0.10)
Diluted	27	(0.52)	(0.42)	(0.10)

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

See accompanying notes to consolidated financial statements

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY- (Continued)

(Amounts in USD thousands)

	Attributable to owners of the Company
			Other components of equity
	Share Capital (refer note 26)	Share Premium (refer note 26)	Equity Component of Convertible Notes	Fair Value Reserves	Share Based Payment Reserve	Foreign Currency Translation Reserve	Accumulated Deficit	Total	Non- Controlling Interests	Total Equity
Balance as at April 1, 2021	53	2,021,197	31,122	480	138,668	(100,666)	(1,203,334)	887,520	3,667	891,187
Total comprehensive income (loss) for the year
Loss for the year	—	—	—	—	—	—	(45,405)	(45,405)	(162)	(45,567)
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	(18,921)	—	(18,921)	(22)	(18,943)
Equity instruments at FVOCI - net change in fair value	—	—	—	33,543	—	—	—	33,543	—	33,543
Remeasurement of defined benefit liability	—	—	—	—	—	—	(433)	(433)	7	(426)
Total other comprehensive income (loss)	—	—	—	33,543	—	(18,921)	(433)	14,189	(15)	14,174
Total comprehensive income (loss) for the year	—	—	—	33,543	—	(18,921)	(45,838)	(31,216)	(177)	(31,393)
Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	36,645	—	—	36,645	—	36,645
Issue of ordinary shares on exercise of share based awards	*	13,466	—	—	(13,430)	—	—	36	—	36
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	(115)	—	115	—	—	—
Equity instruments at FVOCI - transfer to accumulated deficit (refer note 9)	—	—	—	(33,655)	—	—	33,655	—	—	—
Total contributions by owners	*	13,466	—	(33,655)	23,100	—	33,770	36,681	—	36,681
Changes in ownership interests in subsidiaries that do not result in a change of control
Acquisition of non-controlling interest (refer note 7 (a))	—	—	—	—	—	(97)	1,246	1,149	(1,149)	—
Total changes in ownership interest in subsidiaries	—	—	—	—	—	(97)	1,246	1,149	(1,149)	—
Total transactions with owners	*	13,466	—	(33,655)	23,100	(97)	35,016	37,830	(1,149)	36,681

Balance as at March 31, 2022	53	2,034,663	31,122	368	161,768	(119,684)	(1,214,156)	894,134	2,341	896,475
*less than 1
See accompanying notes to consolidated financial statements

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY- (Continued)

(Amounts in USD thousands)

	Attributable to owners of the Company
			Other components of equity
	Share Capital (refer note 26)	Share Premium (refer note 26)	Equity Component of Convertible Notes	Fair Value Reserves	Share Based Payment Reserve	Foreign Currency Translation Reserve	Accumulated Deficit	Total	Non- Controlling Interests	Total Equity
Balance as at April 1, 2022	53	2,034,663	31,122	368	161,768	(119,684)	(1,214,156)	894,134	2,341	896,475
Total comprehensive income (loss) for the year
Profit (loss) for the year	—	—	—	—	—	—	(11,321)	(11,321)	153	(11,168)
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	(48,322)	—	(48,322)	(557)	(48,879)
Remeasurement of defined benefit liability	—	—	—	—	—	—	467	467	1	468
Total other comprehensive income (loss)	—	—	—	—	—	(48,322)	467	(47,855)	(556)	(48,411)
Total comprehensive income (loss) for the year	—	—	—	—	—	(48,322)	(10,854)	(59,176)	(403)	(59,579)
Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	35,617	—	—	35,617	26	35,643
Issue of ordinary shares on exercise of share based awards	*	22,699	—	—	(20,499)	—	—	2,200	—	2,200
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	(50)	—	50	—	—	—
Total contributions by owners	*	22,699	—	—	15,068	—	50	37,817	26	37,843
Changes in ownership interests
Acquisition of non-controlling interest (refer note 7 (a))	—	—	—	—	—	(218)	1,522	1,304	(1,304)	—
Acquisition of subsidiaries with non-controlling interest (refer note 7 (b) and 7 (c))	—	—	—	—	—	—	—	—	5,830	5,830
Recognition of financial liability for acquisition of non-controlling interest (refer note 7 (c))	—	—	—	—	—	—	(4,411)	(4,411)	—	(4,411)
Change in fair value of financial liability for acquisition of non-controlling interest (refer note 7 (c) and 34)	—	—	—	—	—	35	(137)	(102)	—	(102)
Total changes in ownership interest in subsidiaries	—	—	—	—	—	(183)	(3,026)	(3,209)	4,526	1,317
Total transactions with owners	*	22,699	—	—	15,068	(183)	(2,976)	34,608	4,552	39,160

Balance as at March 31, 2023	53	2,057,362	31,122	368	176,836	(168,189)	(1,227,986)	869,566	6,490	876,056
*less than 1
See accompanying notes to consolidated financial statements

.

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts in USD thousands)

	For the year ended March 31
	2021	2022	2023
Cash flows from operating activities
Loss for the year	(56,042)	(45,567)	(11,168)
Adjustments for:
Depreciation	8,973	6,023	6,096
Amortization	24,037	23,335	21,150
Impairment of intangible assets under development	—	138	150
Intangible assets written off	—	17	—
Gain on discontinuation of equity accounted investments	—	(2,251)	(2,017)
Net loss (gain) on de-recognition of property, plant and equipment	406	(6)	(177)
Gain on lease modification	(1,912)	(417)	(100)
Net finance (income) costs	(7,302)	16,342	35,758
Share of loss (profit) of equity-accounted investees	168	(34)	(10)
Share based payment	35,589	36,645	35,643
Income tax benefit	(4,507)	(1,107)	(976)
	(590)	33,118	84,349
Changes in:
Inventories	(2)	29	(6)
Trade and other receivables and contract assets	34,618	(11,014)	(37,675)
Other assets	3,649	(28,820)	(51,035)
Trade and other payables and contract liabilities	(18,308)	26,535	42,675
Employee benefits	774	1,433	879
Other liabilities	32,019	(26,338)	(2,767)
Income tax received (paid), net	12,366	11,055	(4,355)
Net cash generated from operating activities	64,526	5,998	32,065

Cash flows from investing activities
Interest received	5,967	7,389	8,184
Acquisition of property, plant and equipment	(642)	(3,099)	(7,489)
Acquisition of intangible assets	(8,128)	(9,812)	(9,412)
Proceeds from sale of property, plant and equipment	423	304	410
Redemption of term deposits	39,094	249,272	308,308
Investment in term deposits	(155,523)	(360,436)	(251,681)
Acquisition of subsidiary, net of cash acquired (refer note 7 (b) and 7(c))	—	—	(1,457)
Loan given to equity-accounted investee (refer note 37)	(54)	—	—
Proceeds from sale of other investment (refer note 9)	—	38,500	—
Proceeds from discontinuation of equity accounted investment (refer note 8 (a))	—	336	—
Acquisition of other securities measured at FVTPL	—	(58)	(87)
Net cash (used in) generated from investing activities	(118,863)	(77,604)	46,776

Cash flows from financing activities
Proceeds from issuance of convertible notes (including equity component)	230,000	—	—
Direct cost incurred/paid in relation to convertible notes	(5,970)	(554)	—
Acquisition of non-controlling interest (refer note 7(a))	—	(5,613)	(5,035)
Proceeds from issuance of shares on exercise of share based awards	293	36	2,200
Proceeds from bank loans (refer note 28)	191	1,169	2,168
Repayment of bank loans (refer note 28)	(505)	(479)	(749)
Payment of principal portion of lease liabilities (refer note 28)	(2,045)	(1,771)	(2,415)
Interest paid	(2,565)	(2,357)	(2,376)
Net cash generated from (used in) financing activities	219,399	(9,569)	(6,207)
Increase (decrease) in cash and cash equivalents	165,062	(81,175)	72,634
Cash and cash equivalents at beginning of the year	129,881	295,066	213,283
Effect of exchange rate fluctuations on cash held	123	(608)	(1,899)
Cash and cash equivalents at end of the year (refer note 22)	295,066	213,283	284,018

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

The consolidated financial statements were authorized for issue by the Company’s Board of Directors on July 25, 2023.

(b)
Basis of Measurement

The consolidated financial statements have been prepared on the historical cost and on an accrual basis except for the following material items:

•
equity securities at Fair Value through Other Comprehensive Income (FVOCI), financial assets at Fair Value Through Profit or Loss (FVTPL) and financial liabilities at Fair Value Through Profit or Loss (FVTPL).
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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

i)
Judgements

Information about judgements made in applying accounting policies that have the most significant effects on the amounts recognised in the consolidated financial statements is included in the following notes:

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

Note 10 – Recognition of revenue on gross/net basis: Recognition of revenue from travel suppliers on gross/net basis requires judgement based on the underlying travel services provided.

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

Note 28 – Convertible Notes: The Group has applied its judgement in determining the expected future life of the instrument.

Note 36 – Lease term: whether the Group is reasonably certain to exercise extension options: The Group has an option to extend the term of lease at the end of lock-in period in most of its leases. The Group makes a judgement, by considering future economic incentives for exercising the extension option in order to ensure reasonable certainty.

ii)
Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties as at March 31, 2023 that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities in the next financial year is included in the following notes:

Note 10 – Revenue recognition: estimate regarding incentive payment from travel suppliers: Contracts with travel suppliers can include incentive payments which are estimated at inception and are adjusted at the end of each reporting period as additional information becomes available only to the extent that it is probable that a significant reversal of any incremental revenue will not occur.

Note 14 – Recognition and measurement of provisions and contingencies: The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. The Group is involved in various legal and tax matters, the outcome of which may not be favorable to the Group. Management in consultation with the legal, tax and other advisers assess the likelihood that a pending claim will succeed. The Group has recognised liabilities based on whether additional amounts will be payable and has included contingent liabilities where economic outflows are considered possible but not probable.

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

Note 24 – Impairment and recoverability of advances to suppliers: In calculating the recoverability of the advances to suppliers, the Group is required to make significant judgements, estimates and assumptions inter-alia concerning the continuous operations of our suppliers, security of the advances and utilization in the future period to reflect the risks involved.

Note 32 – Measurement of defined benefit obligations: key actuarial assumptions: The cost of the defined benefit plans, compensated absences and the present value of the defined benefit obligations are based on actuarial valuation. These include the determination of the discount rate, future salary increases and mortality rates. The actuarial assumptions used by the Company may differ materially from actual results in future periods due to changing market and economic conditions, regulatory events, judicial rulings, higher or lower withdrawal rates, or longer or shorter participant life spans.

Note 33 – Share based payments: The share-based compensation expense is determined based on the Company’s estimate of equity instruments that will eventually vest.

Note 34 – Measurement of Expected Credit Loss (“ECL”) allowance for trade receivables and contract assets: The Group has considered current and anticipated future economic conditions relating to the countries where it operates. In calculating expected credit loss, the Group has also considered other related credit information for its customers to estimate the probability of default in future and has taken into account estimates of possible effect relating to COVID -19 pandemic. Moreover, trade receivables are provided and written off on a case-to-case basis if deemed not to be collectible on the assessment of the underlying facts and circumstances.

Estimation uncertainty relating to COVID-19 pandemic

The global COVID-19 pandemic had severely impacted travel demand in terms of affecting consumers’ sentiment and their willingness to travel, which had caused airlines and hotels in India and around the world to operate at significantly reduced service levels throughout much of financial year 2020-21 and 2021-22. The COVID-19 pandemic also contributed to significant weakness in the macroeconomic environment and heightened volatility in financial markets, including rising inflation and interest rates. The financial and operating results for the year ended March 31, 2021 and 2022 were severely impacted by these conditions in the domestic and global economy and the travel industry.

The extent of the effects of the COVID-19 pandemic on our business, results of operations, cash flows and growth prospects remain uncertain and would be dependent on future developments. These include, but are not limited to, the severity, extent and duration of the pandemic, its impact on the travel industries and consumer spending, rates of vaccination, the occurrence of new mutations or variants and the effectiveness of vaccinations against various mutations or variants of the COVID-19 pandemic. While many countries including India have made progress in vaccinating their residents against COVID-19, efficacy of the vaccines against new mutations or variants of the virus and other factors may contribute to delays in complete economic recovery.

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

iii)
Non-controlling Interests

Non-controlling interests are measured initially at their proportionate share of the acquiree's identifiable net assets at the acquisition date. Change in the Group's interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. When the Group loses control over a subsidiary, it derecognizes assets and liabilities of the subsidiary, and any related non-controlling interests and other components of equity. Any resulting gain or loss is recognized in the profit or loss. Any retained interest in the former subsidiary is remeasured at fair value when control is lost.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

iv)
Transactions Eliminated on Consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

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

The cost of an acquisition is measured at the fair value of the assets acquired, equity instruments issued and liabilities incurred or assumed at the date of acquisition. The cost of acquisition also includes the fair value of contingent consideration and deferred consideration, if any. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at fair value at the date of acquisition. Any gain on bargain purchase is recognized in the profit or loss immediately.

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

(c)
Foreign Currency
i)
Foreign Currency Transactions

Transactions in foreign currencies are translated into the respective functional currencies of the Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency at the exchange rate at that date. Non-monetary assets that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Foreign currency differences arising on translation are presented with finance costs in profit or loss, except for the differences on investment in equity securities designated at FVOCI wherein any exchange component of gain or loss is recognized in Other Comprehensive Income (OCI) (except on impairment, in which case foreign currency differences that have been recognised in OCI are reclassified to profit or loss). Non-monetary items that are measured based on historical cost in a foreign currency are not translated.

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

Where the Group has written put option over non-controlling interest, a put option liability is recorded as financial liability. The Group considers whether the ownership risks and rewards of the shares relating to the put option remains with non-controlling interest or is transferred to the Parent. At the time of initial recognition, equity is debited in case ownership risks and rewards of the shares relating to put option remains with the non-controlling interest. However, where the ownership risks and rewards of the shares relating to put option have been transferred to the Parent, non-controlling interest is adjusted up to the balance of financial liability and differential is debited to equity. The Group has opted to carry the put option liability at fair value. Subsequent to initial recognition, the Group has chosen an accounting policy to recognise changes in the carrying amount of the put option liability within equity.

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

iv)
Offsetting

Financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

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

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized net within “other income/other operating expenses” in the Statement of Profit or Loss and Other Comprehensive Income.

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

Leasehold improvements are depreciated over the lease term or useful lives of the leasehold improvements, whichever is shorter.

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

Intangible assets acquired in a business combination are measured at fair value as at the date of acquisition. Following initial recognition, these intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses, if any.

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

A provision for onerous contract is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract, which is determined based on incremental costs of fulfilling the obligation under the contract and an allocation of other costs directly related to fulfilling the contract.

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

Income from other sources of the Group, primarily comprising advertising revenue, fees for facilitating access to its internet based platforms to travel insurance companies and marketing alliance fees is recognized as the services are performed as per the terms of the contracts with respective supplier.

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

(l)
Marketing and Sales Promotion Costs

Marketing and sales promotion costs comprise internet, television, radio and print media advertisement costs as well as event driven promotion cost for Group’s products and services. These costs include online video and display advertising on websites, television, print formats, search engine marketing, referrals from meta search and travel research websites and any other media cost such as public relations and sponsorships. Additionally, the Group also incurs customer inducement costs for acquiring customers and promoting transactions across various booking platforms such as upfront cash incentives and select loyalty program costs. Such customer inducement/acquisition costs for acquiring customers and promoting transactions across various booking platforms such as upfront cash incentives and select loyalty program costs, when incurred are recorded as a reduction / deferral of revenue. In addition, when the discount and other incentives offered to the traveler are higher than the income earned from the customers, the excess (i.e., the discount/incentive given to a traveler less income earned from the customers) on an individual transaction basis is classified under marketing and sales promotion expenses.

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

The right-of-use asset is subsequently depreciated using the straight-line method from the lease commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property, plant and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

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

The lease liability is subsequently measured at amortised cost using the effective interest method.

The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Further, where a lease contract is modified and the lease modification is not accounted for as a separate lease, the lease liability is remeasured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification. Where the scope of the lease is decreased, corresponding impact is made on the carrying amount of the related right-of-use asset to reflect the partial or full termination of the lease for lease modifications and gain or loss relating to the partial or full termination of the lease recognised in profit or loss. Where the scope of the lease is not decreased, corresponding adjustment is made to the related right-of-use asset with no impact on profit or loss.

The Group presents right-of-use assets that do not meet the definition of investment property in property, plant and equipment and lease liabilities in loans and borrowings in the statement of financial position.

(n)
Finance Income and Costs

Finance income comprises interest income on funds invested, foreign currency gains (net) and change in financial asset/liability.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Finance costs comprise interest expense on borrowings, foreign currency losses (net), change in financial asset/liability, impairment losses recognized on financial assets, including trade and other receivables and cost related to public offerings. Foreign currency gains and losses are reported on a net basis.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

(t)
New Accounting Standards and Interpretations Not Yet Adopted

Amendment to IAS 1

On January 23, 2020, the International Accounting Standards Board (IASB) has issued “Classification of liabilities as Current or Non-Current (Amendments to IAS 1)” providing a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangement in place at the reporting date. The amendments aim to promote consistency in applying the requirements by helping companies to determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments also clarified the classification requirements for debt a company might settle by converting it into equity. The effective date for adoption of these amendments is annual periods beginning on or after January 1, 2024 and are to be applied retrospectively, although early adoption is permitted. These amendments are applicable on Group for annual reporting periods beginning on April 1, 2024. The Group is currently evaluating the impact of amendments to IAS 1 on its consolidated financial statements.

Amendments to IAS 1

On February 12, 2021, the IASB had issued amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements, which requires the entities to disclose their material accounting policies rather than their significant accounting policies. The effective date for adoption of these amendments is annual periods beginning on or after January 1, 2023, although early adoption is permitted. These amendments are applicable on Group for annual reporting periods beginning on April 1, 2023. The Group has evaluated the impact of these amendments and there will be no material impact on its consolidated financial statements.

Amendments to IAS 8

On February 12, 2021, the IASB had issued amendments to IAS 8 Accounting Policies, Changes in Accounting estimates and Errors which introduced a definition of ‘accounting estimates’ and included amendments to IAS 8 to help entities distinguish changes in accounting policies from changes in accounting estimates. The effective date for adoption of these amendments is annual periods beginning on or after January 1, 2023, although early adoption is permitted. These amendments are applicable on Group for annual reporting periods beginning on April 1, 2023. The Group has evaluated the impact of these amendments and there will be no material impact on its consolidated financial statements.

Amendments to IAS 12

In May 7, 2021, the IASB had issued amendments IAS 12 Income Taxes to provide a further exception from the initial recognition exemption. Under the amendments, an entity does not apply the initial recognition exemption for transactions that give rise to equal taxable and deductible temporary differences. These amendments clarify that Companies are required to recognise deferred tax on transactions such as leases and decommissioning obligations. The effective date for adoption of these amendments is annual periods beginning on or after January 1, 2023, although early adoption is permitted. These amendments are applicable on Group for annual reporting periods beginning on April 1, 2023. The Group has evaluated the impact of this amendment and there will be no material impact on its consolidated financial statements.

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

The Group recognises transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

a)
Property, Plant and Equipment

The fair value of items of property, plant and equipment acquired in business combination is based on the cost approaches using the quoted market prices for similar items when available and depreciated replacement cost when appropriate. Depreciated replacement cost reflects adjustments for physical deterioration as well as functional and economic obsolescence.

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

c)
Non Derivative Financial Liabilities

Fair values are calculated based on the present value of the expected future payments, discounted using a risk-adjusted discount rate and Monte-Carlo simulation valuation model.

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

•
Foreign Currency Risk

The Group is exposed to currency risk to the extent that there is a mismatch between the currencies in which sales, purchase of services and borrowings are denominated and the respective functional currencies of Group companies. The functional currencies of Group companies are primarily Indian Rupees (INR), USD and Emirati Dirham (AED). The currencies in which these transactions are primarily denominated are INR, USD and AED.

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

Other operations of the Group primarily include income from facilitating access to its internet based platforms to travel insurance companies and other agents, advertisement income from hosting advertisements on its internet websites, fees for technical services from vendors, marketing alliance fees, income from sale of rail tickets, car bookings, arranging foreign currency and other travel related ancillary services. These aforesaid operations do not meet any of the quantitative thresholds to be a reportable segment for any of the periods presented in these consolidated financial statements.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Information about reportable segments:

	For the year ended March 31
	Reportable segments
	Air ticketing			Hotels and packages			Bus ticketing			All other segments**			Total
Particulars	2021	2022	2023	2021	2022	2023	2021	2022	2023	2021	2022	2023	2021	2022	2023
Consolidated revenue	57,013	88,712	147,793	67,976	157,267	337,686	24,895	39,896	74,873	13,556	18,047	32,684	163,440	303,922	593,036
Add: Customer inducement costs recorded as a reduction of revenue*	23,513	67,090	135,338	18,652	41,545	90,487	667	1,814	8,025	76	798	1,902	42,908	111,247	235,752
Less: Service cost**	293	311	3,078	19,146	54,760	168,387	2,712	3,397	5,596	66	282	506	22,217	58,750	177,567
Adjusted Margin	80,233	155,491	280,053	67,482	144,052	259,786	22,850	38,313	77,302	13,566	18,563	34,080	184,131	356,419	651,221
Other income													3,672	3,490	2,798
Personnel expenses													(105,661)	(116,924)	(131,968)
Marketing and sales promotion expenses													(22,741)	(51,033)	(101,601)
Customer inducement costs recorded as a reduction of revenue*													(42,908)	(111,247)	(235,752)
Certain loyalty program costs related to "All other segments"**													(91)	—	—
Other operating expenses													(51,075)	(81,575)	(133,698)
Depreciation, amortization and impairment													(33,010)	(29,496)	(27,396)
Finance income													12,100	9,984	10,974
Finance costs													(4,798)	(26,326)	(46,732)
Share of profit (loss) of equity-accounted investees													(168)	34	10
Loss before tax													(60,549)	(46,674)	(12,144)

* For purposes of reporting to the CODM, the segment profitability measure i.e. Adjusted Margin is arrived at by adding back certain customer inducement costs including customers incentives, customer acquisition cost and loyalty program costs, which are recorded as a reduction of revenue and reducing service cost.

**Certain loyalty program costs excluded from service cost amounting to Nil (March 31, 2022: Nil and March 31, 2021: USD 91) for “All other segments”.

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

	Revenue			Non-Current Assets*
	For the year ended March 31			As at March 31
Particulars	2021	2022	2023	2022	2023
India	161,313	298,245	564,284	711,292	663,857
United States	32	69	195	378	299
South East Asia	1,375	2,221	11,201	4,505	4,503
Europe	—	18	1,337	—	—
Others	720	3,369	16,019	3,896	4,121
Total	163,440	303,922	593,036	720,071	672,780

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

(a)
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

As per the SPA, the Company was required to acquire the remaining 49% shares of Q2T from the existing shareholders in cash for an estimated additional consideration of USD 14,550, which represents its fair value as at the acquisition date, in three equal tranches, over a three year earn-out period ending 2022. The earn-out will be based on valuation linked to future profitability of Q2T. The financial liability in respect of acquisition of these shares has been recognized with corresponding debit to accumulated deficit in the statement of changes in equity as the selling shareholders still have access to the returns associated with the underlying ownership interest. Further, during the year ended March 31, 2021, the Company entered into an amendment agreement with the selling shareholders of Q2T and agreed to extend the earn-out period by one year to period ending 2023.

In the year ended March 31, 2023, the Company acquired an additional 16.33% (March 31, 2022: 16.33%) interest from holders of non-controlling interest in Q2T against settlement of proportionate financial liability for USD 5,035 (March 31, 2022: USD 5,613) in cash, increasing its shareholding from 67.33% to 83.66% (March 31, 2022: 51% to 67.33%). Consequently, the Company has recognised a decrease in non-controlling interest of USD 1,304 (March 31, 2022: USD 1,149) with a corresponding decrease in accumulated deficit by USD 1,522 (March 31, 2022: USD 1,246) and increase in foreign exchange translation reserve by USD 218 (March 31, 2022: USD 97).

(b)
Acquisition of Book My Forex Private Limited

On April 5, 2022, the Group through one of its Indian subsidiaries, acquired 51% voting equity stake in Book My Forex Private Limited ('BMF'), a leading online foreign currency exchange service provider in India. This business acquisition was executed by entering into a Share Purchase Agreement (‘SPA’) for a cash consideration of USD 7,711.

This acquisition will help the Group in enhancing the foreign exchange options provided particularly to its outbound travelling customers.

The operations of BMF have been consolidated in the financial statements of the Group from April 5, 2022. During the year ended March 31, 2023, BMF contributed revenue of USD 835 and loss of USD 1,243 to the Group’s results.

The purchase price of the acquisition, net of USD 7,000 cash and cash equivalents acquired was USD 711.

Identifiable assets acquired and liabilities assumed

The acquisition was accounted for under the acquisition method of accounting in accordance with IFRS 3 "Business Combinations". The assets and liabilities of BMF were recorded at their fair value at the date of acquisition.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

The purchase price was allocated based on management’s estimates and an independent appraisal of fair values as follows:

Property, plant and equipment	207
Intangible assets*	561
Other non-current assets	745
Current assets and liabilities, net (including cash and cash equivalents of USD 7,000)	7,160
Other non- current liabilities	(229)
Deferred tax liabilities	(140)
Total identifiable net assets acquired	8,304
Non-controlling interest (49%)	(4,069)
Goodwill	3,476
Total purchase price	7,711

* Intangible assets primarily includes brand/trade mark and technology related development cost.

The fair value of the current assets acquired includes trade receivables with a fair value of USD 185, equivalent to gross contractual amount receivable.

The goodwill was attributable mainly to the skills and technical talent of BMF’s work force. Goodwill is not expected to be deductible for income tax purposes.

(c)
Acquisition of Simplotel Technologies Private Limited

On September 28, 2022, in addition to its existing equity interest, the Group, through one of its Indian subsidiaries acquired additional voting equity interest in Simplotel Technologies Private Limited ("Simplotel") resulting in 69.6% voting equity stake in Simplotel, a company engaged in building websites and booking technology for hotels. This business acquisition was conducted by entering into the Share Subscription and Purchase Agreement ('SSPA') for a cash consideration of USD 3,905 for acquisition of the additional equity interest.

Through this acquisition, the Group aims at providing an extensive offering of technology products and solutions for hotel suppliers ecosystem.

The operations of Simplotel have been consolidated in the financial statements of the Group from September 28, 2022. In the year ended March 31, 2023, Simplotel contributed revenue of USD 717 and profit of USD 117 to the Group’s results.

If the acquisition had occurred on April 1, 2022, management estimates that consolidated revenue would have been USD 593,720 and consolidated loss for the year ended March 31, 2023 would have been USD 11,007. In determining these amounts, management has assumed that the fair value adjustments that arose on the date of acquisition would have been the same if the acquisition had occurred on April 1, 2022.

The purchase price of the acquisition, net of USD 3,159 cash and cash equivalents acquired was USD 4,280, including fair value of existing equity interest valued at USD 3,534.

Identifiable assets acquired and liabilities assumed

The acquisition was accounted for under the acquisition method of accounting in accordance with IFRS 3 "Business Combinations". The assets and liabilities of Simplotel were recorded at their fair value at the date of acquisition.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

The purchase price was allocated based on management’s estimates and an independent appraisal of fair values as follows:

Property, plant and equipment	26
Intangible assets*	801
Other non-current assets	219
Current assets and liabilities, net (including cash and cash equivalents of USD 3,159)	3,139
Other non-current liabilities	(67)
Total identifiable net assets acquired	4,118
Non-controlling interest (30.4%)	(1,761)
Goodwill	5,082
Total purchase price	7,439

* Intangible assets primarily includes brand/trade mark and technology related development cost.

The fair value of the current assets acquired includes trade receivables with a fair value of USD 119, equivalent to gross contractual amount receivable.

The goodwill was attributable mainly to the skills and technical talent of Simplotel’s work force. Goodwill is not expected to be deductible for income tax purposes.

As per the Shareholder Agreement (SHA), on completion of three years from the date of acquisition, the promoter (as defined in aforesaid SSPA) of Simplotel shall have the right but not the obligation to sell all the shares held by the promoter in Simplotel, in cash for an estimated consideration of USD 4,411, which represents its fair value as at the acquisition date. The consideration will be based on valuation linked to future revenue and profitability of Simplotel. The financial liability in respect of acquisition of these additional shares has been recognized with corresponding debit to accumulated deficit in the statement of changes in equity as the promoter still has access to the returns associated with the underlying ownership interest.

8)
INVESTMENT IN EQUITY-ACCOUNTED INVESTEES

The Group has interests in a number of individually immaterial associates. The following table analyses, in aggregate the carrying amount of interests and share of profit (loss) in these associates.

	As at March 31
Particulars	2022	2023
Carrying amount of interests in associates	3,558	2,070

	For the year ended March 31
Particulars	2021	2022	2023
Company's share of profit (loss) in associates	(168)	34	10
Company's share of other comprehensive income in associates	—	—	—
Company's share of total comprehensive income (loss) in associates	(168)	34	10

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

a) Inspirock, Inc. (Inspirock)

In October 2021, Inspirock, Inc. (equity accounted investee of the Company), with the requisite consent of its shareholders (including the Company), was acquired by Klarna Holding Plc. As a result of this transaction, the Company had received a total net consideration of USD 3,865 (net of expenses: USD 24), partly in form of cash of USD 453 (including amount of USD 117 held in escrow account) and USD 3,412 in form of equity shares of Klarna Holding Plc (the company acquiring Inspirock) (refer note 9), in lieu of its shareholding in Inspirock. As a result, Inspirock had ceased to be an associate of the Company and accordingly, the equity method accounting had been discontinued and the investment in Klarna Holding Plc, is now being carried and accounted for as an equity investment at FVTPL under IFRS 9 ‘Financial Instruments’. The Company had recognised a gain of USD 2,251 in the statement of profit or loss and other comprehensive income, on account of discontinuation of equity method of accounting for this investment in the year ended March 31, 2022.

b) Simplotel Technologies Private Limited (Simplotel)

As at September 28, 2022 the Company had equity interest in Simplotel of 41.94% with a carrying amount of USD 1,517. On that date, the Group through one of its Indian subsidiaries acquired additional equity interest in Simplotel, resulting in controlling equity stake. As a result, Simplotel has ceased to be an associate of the Company and accordingly, the equity method accounting has been discontinued. The Company has recognised a gain of USD 2,017 in the statement of profit or loss and other comprehensive income, on account of discontinuation of equity method of accounting.

9)
OTHER INVESTMENTS

	As at March 31
Particulars	2022	2023
Financial assets measured at FVOCI
- Equity securities (unlisted)	452	452

Financial assets measured at FVTPL
- Equity securities (unlisted) (refer note 8 (a))	3,412	591
- Other securities	68	149

Financial assets measured at amortised cost
- Other securities	99	76
Total	4,031	1,268

In August 2011, the Company had invested USD 4,825 and acquired 19.98% equity interest in Le Travenues Technology Private Limited (‘Ixigo’), which owns and operates www.ixigo.com, an online travel booking platform. The investment had been classified and measured at fair value through other comprehensive income. During the year ended March 31, 2022, the Company had sold its entire stake in Ixigo for a cash consideration of USD 38,500 which represents its fair value on the date of disposal. The Company had recorded gain of USD 33,543 in ‘other comprehensive income’ in the year ended March 31, 2022. Transaction related costs of USD 624 had been recorded in the statement of profit or loss and other comprehensive income.

Pursuant to above, the Company had transferred cumulative gain of USD 33,655 from ‘fair value reserve’ to ‘accumulated deficit’ within the equity attributable to the owners of the Company.

The Group’s exposure to risks and fair value measurement is disclosed in note 4, 5 and 34.

10)
REVENUE

The Group’s operations and main revenue streams are described in the last and these annual consolidated financial statements.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

A. Disaggregation of revenue

The Group has three reportable segments, air ticketing, hotels and packages, and bus ticketing. The Group believes that the disaggregation based on the reportable segments best depicts how the nature, amount, timing and uncertainty of the Group's revenues and cash flows are affected by industry, market and other factors. (refer note 6)

B. Contract balances

The following table provides information about receivables and contract liabilities from contracts with customers.

	As at March 31
	2022	2023
Receivables, which are included in ‘Trade and other receivables’	29,464	61,699
Contract liabilities	53,238	75,369

Non-current	27	163
Current	53,211	75,206
Total contract liabilities	53,238	75,369

Contract liabilities primarily relate to the consideration received from customers for travel bookings in advance of the Group's performance obligations, consideration allocated to customer loyalty programs and advance received from Global Distribution System ("GDS") provider for bookings of airline tickets in future which is deferred.

As at March 31, 2022, USD 51,900 (March 31, 2021: USD 31,878) of advance consideration received from customers for travel bookings was reported within contract liabilities, USD 42,462 (March 31, 2022: USD 20,506) of which was applied to revenue and USD 5,171 (March 31, 2022: USD 8,228) was refunded to customers during the year ended March 31, 2023. As at March 31, 2023, the related balance was USD 73,850, which is expected to be utilized within a period of one year.

As at March 31, 2022, USD 1,338 (March 31, 2021: USD 2,298) of consideration allocated to customer loyalty programs and advance received from GDS provider for booking of airline tickets in future which is deferred was reported within contract liabilities, USD 1,177 (March 31, 2022: USD 1,748) of which was applied to revenue and USD Nil (March 31, 2022: USD 30) was refunded to customers during the year ended March 31, 2023. As at March 31, 2023, the related balance was USD 1,519 , which is expected to be utilized within a period of one year.

11)
OTHER REVENUE

	For the year ended March 31
Particulars	2021	2022	2023
Other travel services - car and rail booking	1,758	4,360	7,503
Marketing alliances - advertising and brand alliance	6,631	10,041	18,007
Ancillary services	3,617	2,923	5,925
Miscellaneous revenue	1,550	723	1,249
Total	13,556	18,047	32,684

Note: During the year ended March 31, 2023, the Group regrouped certain items of revenue presented under ‘Other revenue’ to reflect more appropriately the classification of such revenue earned. Comparative amounts have also been regrouped on same basis for consistency.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

12)
OTHER INCOME

	For the year ended March 31
Particulars	2021	2022	2023
Government grant received	1,167	525	117
Gain on discontinuation of equity accounted investment (refer note 8 (a) and (b))	—	2,251	2,017
Gain on lease modification	1,912	417	100
Excess provision written back	593	272	344
Net gain on de-recognition of property, plant and equipment	—	6	177
Others	—	19	43
Total	3,672	3,490	2,798

13)
PERSONNEL EXPENSES

	For the year ended March 31
Particulars	2021	2022	2023
Wages, salaries and other employees benefits	64,387	73,654	86,868
Contributions to defined contribution plans	2,994	3,558	4,145
Expenses related to defined benefit plans (refer note 32)	1,194	1,389	1,516
Equity-settled share based payment (refer note 33)	35,589	36,645	35,643
Employee welfare expenses	1,497	1,678	3,796
Total	105,661	116,924	131,968

14)
OTHER OPERATING EXPENSES

	For the year ended March 31
Particulars	2021	2022	2023
Payment gateway and other charges	13,385	28,635	57,847
Outsourcing expenses	7,877	12,827	23,338
Website hosting charges	12,129	14,088	20,558
Travelling and conveyance	247	780	2,894
Communication	2,857	3,732	5,459
Technology and maintenance	3,904	4,224	5,605
Legal and professional	4,364	6,397	6,086
Provision for litigations*	—	4,700	—
Net loss on de-recognition of property, plant and equipment	406	—	—
Intangible assets written off	—	17	—
Miscellaneous expenses	5,906	6,175	11,911
Total	51,075	81,575	133,698

* The Company had earlier provided for certain arbitral awards amounting to USD 39,204 while continuing to seek legal recourse in its dispute with former shareholders of Hotel Travel Group (HT). On February 15, 2022, the Company and former shareholders of HT have entered into a full and final settlement of all outstanding disputes including withdrawal of all proceedings for a settlement amount of USD 35,500 to be paid to the former shareholders of HT over a period of 18 months ending on September 1, 2023. The excess provision of USD 3,704 had been reversed and the unpaid settlement amount had been reclassified as a financial liability.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

15)
DEPRECIATION, AMORTIZATION AND IMPAIRMENT

	For the year ended March 31
Particulars	2021	2022	2023
Depreciation	8,973	6,023	6,096
Amortization	24,037	23,335	21,150
Impairment of intangible assets under development	—	138	150
Total	33,010	29,496	27,396

16)
FINANCE INCOME AND COSTS

	For the year ended March 31
Particulars	2021	2022	2023
Recognized in profit or loss
Interest income on term deposits measured at amortised cost	4,628	6,618	9,703
Change in fair value of financial asset measured at FVTPL	—	4	—
Change in fair value of financial liability measured at FVTPL	350	—	—
Other interest income	2,554	3,362	1,271
Net foreign exchange gain	4,568	—	—
Finance income	12,100	9,984	10,974
Interest expense on financial liabilities measured at amortised cost	2,035	13,744	15,067
Change in fair value of financial liability measured at FVTPL	—	1,181	673
Change in fair value of financial asset measured at FVTPL	—	—	2,820
Net foreign exchange loss	—	8,218	25,636
Impairment loss on trade and other receivables	358	904	349
Interest expense on lease liabilities	1,867	1,569	1,554
Finance and other charges	538	710	633
Finance costs	4,798	26,326	46,732

Net finance income (costs) recognized in profit or loss	7,302	(16,342)	(35,758)

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

17)
INCOME TAX BENEFIT (EXPENSE)

Income tax recognised in profit or loss

	For the year ended March 31
Particulars	2021	2022	2023
Current tax expense
Current period	(24)	(134)	(873)
Adjustment for prior period	(56)	—	—
Current tax expense	(80)	(134)	(873)

Deferred tax benefit (expense)
Origination and reversal of temporary differences	4,203	3,484	(3,880)
Change in unrecognised temporary differences	(3,335)	(8,219)	(7,131)
Utilization of previously unrecognised tax losses	37	6,934	12,860
Recognition of previously unrecognized tax losses	3,509	—	—
Utilization/(reversal) of previously recognized tax losses	173	(958)	—
Deferred tax benefit (expense) (refer note 20)	4,587	1,241	1,849

Total	4,507	1,107	976

Income tax recognized in other comprehensive income

	For the year ended March 31
	2021			2022			2023
Particulars	Before tax	Tax (expense) benefit	Net of tax	Before tax	Tax (expense) benefit	Net of tax	Before tax	Tax (expense) benefit	Net of tax
Foreign currency translation differences on foreign operations	13,497	—	13,497	(18,943)	—	(18,943)	(48,879)	—	(48,879)
Equity instruments at FVOCI - net change in fair value	1,825	—	1,825	33,543	—	33,543	—	—	—
Remeasurement of defined benefit liability	(199)	—	(199)	(426)	—	(426)	468	—	468
Total	15,123	—	15,123	14,174	—	14,174	(48,411)	—	(48,411)

Income tax directly recognized in equity

	For the year ended March 31
	2021			2022			2023
Particulars	Before tax	Tax (expense) benefit	Net of tax	Before tax	Tax (expense) benefit	Net of tax	Before tax	Tax (expense) benefit	Net of tax
Convertible notes	37,768	(6,646)	31,122	—	—	—	—	—	—

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Reconciliation of effective tax

	For the Year Ended March 31
Particulars	2021	2022	2023
Loss for the year	(56,042)	(45,567)	(11,168)
Income tax benefit	4,507	1,107	976
Loss before tax	(60,549)	(46,674)	(12,144)
Income tax benefit using the Company's domestic tax rate	9,081	6,999	1,822
Effect of tax rates in foreign jurisdictions	4,313	695	(3,191)
Non-deductible expenses	(2,873)	(3,392)	(2,662)
Tax exempt income	25	383	402
Impact of change in tax laws	2,219	—	—
Utilization of previously unrecognised tax losses	37	6,934	12,860
Recognition of previously unrecognized tax losses	3,509	—	—
Utilization/(reversal) of previously recognized tax losses	173	(958)	—
Current year losses for which no deferred tax asset was recognized	(8,574)	(1,328)	(1,656)
Change in unrecognised temporary differences	(3,335)	(8,219)	(7,131)
Others	(68)	(7)	532
Income tax benefit	4,507	1,107	976

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

18)
PROPERTY, PLANT AND EQUIPMENT

Particulars	Land	Building (Owned)	Buildings (Right-of-use)	Computers	Furniture and Fixtures	Office Equipment	Motor Vehicles	Leasehold Improvements	Capital Work- in-Progress	Total
Cost
Balance as at April 1, 2021	892	537	23,528	12,954	889	1,873	1,661	5,004	—	47,338
Additions/adjustments	—	—	1,891	1,600	25	98	1,367	9	—	4,990
Disposals/adjustments	—	—	(1,669)	(779)	(35)	(137)	(409)	(319)	—	(3,348)
Effect of movements in foreign exchange rates	(53)	(32)	(674)	(399)	(22)	(58)	(67)	(145)	—	(1,450)
Balance as at March 31, 2022	839	505	23,076	13,376	857	1,776	2,552	4,549	—	47,530
Balance as at April 1, 2022	839	505	23,076	13,376	857	1,776	2,552	4,549	—	47,530
Acquisitions through business combination (refer note 7 (b) and 7 (c))	—	—	202	17	11	3	—	—	—	233
Additions/adjustments	—	—	7,530	2,616	275	85	2,648	1,846	19	15,019
Disposals/adjustments	—	—	(1,585)	(1,788)	(140)	(63)	(793)	(632)	—	(5,001)
Effect of movements in foreign exchange rates	(21)	(19)	(1,825)	(1,070)	(64)	(115)	(244)	(377)	—	(3,735)
Balance as at March 31, 2023	818	486	27,398	13,151	939	1,686	4,163	5,386	19	54,046
Accumulated depreciation
Balance as at April 1, 2021	—	537	9,490	10,128	564	1,430	815	2,215	—	25,179
Depreciation for the year	—	—	3,064	1,675	132	227	465	460	—	6,023
Disposals/adjustments	—	—	(793)	(754)	(33)	(126)	(291)	(177)	—	(2,174)
Effect of movements in foreign exchange rates	—	(32)	(303)	(317)	(16)	(45)	(29)	(69)	—	(811)
Balance as at March 31, 2022	—	505	11,458	10,732	647	1,486	960	2,429	—	28,217
Balance as at April 1, 2022	—	505	11,458	10,732	647	1,486	960	2,429	—	28,217
Depreciation for the year	—	—	3,220	1,363	116	132	814	451	—	6,096
Disposals/adjustments	—	—	(340)	(1,768)	(138)	(55)	(593)	(629)	—	(3,523)
Effect of movements in foreign exchange rates	—	(19)	(871)	(835)	(44)	(98)	(79)	(178)	—	(2,124)
Balance as at March 31, 2023	—	486	13,467	9,492	581	1,465	1,102	2,073	—	28,666
Carrying amounts
As at April 1, 2021	892	—	14,038	2,826	325	443	846	2,789	—	22,159
As at March 31, 2022	839	—	11,618	2,644	210	290	1,592	2,120	—	19,313
As at April 1, 2022	839	—	11,618	2,644	210	290	1,592	2,120	—	19,313
As at March 31, 2023	818	—	13,931	3,659	358	221	3,061	3,313	19	25,380

Note: The Company has pledged certain property, plant and equipment against bank loans and various credit facilities (refer note 28).

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

19)
INTANGIBLE ASSETS AND GOODWILL

			Other intangible assets
Particulars	Goodwill	Technology Related Development Cost	Customer Relationship	Non- Compete	Brand / Trade Mark	Software	Others	Intangible assets under development*	Total
Cost
Balance as at April 1, 2021	907,252	68,889	10,871	916	136,276	5,196	—	4,104	1,133,504
Additions/adjustments*	—	8,744	—	—	—	22	671	375	9,812
Disposals	—	(5,392)	—	—	—	—	—	—	(5,392)
Effect of movements in foreign exchange rates	(26,929)	(1,882)	(290)	(15)	(3,803)	(149)	(10)	(107)	(33,185)
Balance as at March 31, 2022	880,323	70,359	10,581	901	132,473	5,069	661	4,372	1,104,739
Balance as at April 1, 2022	880,323	70,359	10,581	901	132,473	5,069	661	4,372	1,104,739
Acquisitions through business combination (refer note 7 (b) and 7 (c))	8,558	1,052	—	—	304	6	—	—	9,920
Additions/adjustments*	—	7,654	—	—	—	274	1,183	301	9,412
Disposals	—	(1,868)	—	—	—	(669)	—	—	(2,537)
Effect of movements in foreign exchange rates	(55,218)	(5,170)	(738)	(32)	(9,747)	(344)	(45)	(423)	(71,717)
Balance as at March 31, 2023	833,663	72,027	9,843	869	123,030	4,336	1,799	4,250	1,049,817
Accumulated amortization and impairment losses
Balance as at April 1, 2021	287,378	49,799	5,046	606	62,974	4,386	—	2,408	412,597
Amortization for the year	—	9,091	1,347	64	12,420	390	23	—	23,335
Impairment for the year	—	—	—	—	—	—	—	138	138
Disposals	—	(5,375)	—	—	—	—	—	—	(5,375)
Effect of movements in foreign exchange rates	(8,206)	(1,319)	(133)	(6)	(1,768)	(129)	—	(53)	(11,614)
Balance as at March 31, 2022	279,172	52,196	6,260	664	73,626	4,647	23	2,493	419,081
Balance as at April 1, 2022	279,172	52,196	6,260	664	73,626	4,647	23	2,493	419,081
Amortization for the year	—	6,864	1,202	60	11,559	179	1,286	—	21,150
Impairment for the year	—	—	—	—	—	—	—	150	150
Disposals	—	(1,868)	—	—	—	(665)	—	—	(2,533)
Effect of movements in foreign exchange rates	(7,012)	(3,645)	(420)	(14)	(5,292)	(318)	(31)	(273)	(17,005)
Balance as at March 31, 2023	272,160	53,547	7,042	710	79,893	3,843	1,278	2,370	420,843
Carrying amounts
As at April 1, 2021	619,874	19,090	5,825	310	73,302	810	—	1,696	720,907
As at March 31, 2022	601,151	18,163	4,321	237	58,847	422	638	1,879	685,658
As at April 1, 2022	601,151	18,163	4,321	237	58,847	422	638	1,879	685,658
As at March 31, 2023	561,503	18,480	2,801	159	43,137	493	521	1,880	628,974

* Represents addition of USD 8,882 (March 31, 2022: USD 8,887) to intangible assets under development, adjusted for amounts capitalized out of intangible assets under development amounting to USD 8,581 (March 31, 2022: USD 8,512).

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

The allocation of goodwill to the CGUs is as follows:

	As at March 31,
Particulars	2022	2023
Air ticketing	241,127	223,552
Hotels and packages	218,209	206,946
ibibo Group – redBus	132,641	127,292
Other units without significant goodwill	9,174	3,713
Total	601,151	561,503

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

The key assumptions used in the estimation of value in use were as follows:

	Air ticketing		Hotels and packages
	As at March 31		As at March 31
Particulars	2022	2023	2022	2023
Discount rate (pre-tax)	18.6%	19.5%	18.3%	19.8%
Discount rate (post-tax)	16.4%	17.2%	16.4%	17.2%
Terminal value growth rate	4.5%	4.5%	4.5%	4.5%
Adjusted margin growth rate	13.2% - 54.7%	12.0% - 23.1%	5.9% - 61.2%	8.1% - 25.4%
EBITDA margin* (5 years)	4.6% - 13.8%	4.7% - 11.3%	14.6% - 15.7%	14.1% - 20.4%

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

Based on the above, no impairment was identified as at March 31, 2022 and March 31, 2023 as the recoverable value of the CGUs exceeded the carrying value. No reasonably possible change in any of the above key assumptions would cause the carrying amount of these CGUs to exceed their recoverable amount.

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

The key assumptions used in the estimation of value in use were as follows:

	As at March 31
Particulars	2022	2023
Discount rate (pre-tax)	18.6%	19.7%
Discount rate (post-tax)	16.4%	17.2%
Terminal value growth rate	4.0%	4.0%
Adjusted margin growth rate	15.0% - 79.0%	12.0% - 22.8%
EBITDA margin* (5 years)	5.2% - 24.3%	14.5% - 18.9%

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

Based on the above, no impairment was identified as of March 31, 2022 and March 31, 2023 as the recoverable value of the CGU exceeded the carrying value. The recoverable amount of the CGU exceeds the carrying amount by approximately 52.2% as at March 31, 2023 (March 31, 2022: 53.8%). A decrease of EBITDA margin by 8.8% (March 31, 2022: 8.5%) shall equate the recoverable amount with the carrying amount of the CGU.

c) Other units without significant goodwill

In the year ended March 31, 2019 the Company acquired Bitla Software Private Limited ("Bitla"), a technology service provider to bus operators as wholly owned subsidiary through Redbus India Private Limited (formerly ibibo Group Private Limited). The Company had recognised goodwill on the date of acquisition of USD 6,304.

With effect from February 1, 2023, pursuant to the Scheme of Arrangement ("Scheme") between Redbus India Private Limited (formerly ibibo Group Private Limited) (“Ibibo India”) and MakeMyTrip (India) Private Limited (“MMT India”) approved by The National Company Law Tribunal, India, air ticketing and hotel business of Ibibo India has been transferred to MMT India and Ibibo India continues to run the remaining bus ticketing business, i.e. RedBus business in India.

After such transfer, the management now monitors operations and makes decisions for the combined Bus business of the Group and therefore has reorganized its reporting structure as well to align with the same. Consequently, the goodwill of Bitla having carrying value of USD 5,298 (as at February 1, 2023) was re-allocated to the ibibo Group – redBus CGU and reassessed for impairment at the level of the ibibo Group – redBus CGU. The Group tested goodwill for impairment immediately before and after the reorganisation and concluded that the recoverable amounts of CGUs exceeded their corresponding carrying amounts and therefore there was no impairment recognized.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

20)
TAX ASSETS AND LIABILITIES

Unrecognized Deferred Tax Assets

Deferred tax assets have not been recognized in respect of the following items:

	As at March 31
Particulars	2022	2023
Deductible temporary differences	42,682	40,735
Tax losses carry forward	170,569	155,288
Total	213,251	196,023

During the years ended March 31, 2021, 2022 and 2023, the Company did not recognize deferred tax assets on tax losses carried forward and other temporary differences mainly related to share based payments and employee benefits related to some entities of the Group, because it is not probable that future taxable profits will be available against which these losses can be utilized. Further, deferred tax assets have been recognised only to the extent of deferred tax liabilities in such cases. The above tax losses (including unabsorbed depreciation) as at March 31, 2023 in the subsidiaries will expire at various dates ranging from 2024 to 2042 except for the tax losses amounting to USD 18,119 (March 31, 2022: USD 30,972), which can be carried forward for an indefinite period.

Recognized Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities are attributable to the following:

	As at March 31
	2022	2023	2022	2023	2022	2023
Particulars	Assets		Liabilities		Net
Property, plant and equipment	85	86	—	—	85	86
Intangible assets, excluding goodwill	—	—	(15,337)	(11,315)	(15,337)	(11,315)
Trade and other receivables	47	43	—	—	47	43
Convertible notes	—	—	(4,314)	(2,082)	(4,314)	(2,082)
Employee benefits	92	86	—	—	92	86
Other non-current liabilities	23	10	—	—	23	10
Tax loss carry forwards	16,808	12,350	—	—	16,808	12,350
Deferred tax assets/ (liabilities) before set off	17,055	12,575	(19,651)	(13,397)	(2,596)	(822)
Set off	(17,055)	(12,575)	17,055	12,575	—	—
Net deferred tax assets/(liabilities)	—	—	(2,596)	(822)	(2,596)	(822)

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Movement in deferred tax assets/(liabilities) during the year

Particulars	Balance as at April 1, 2021	Recognised in profit or loss	Recognised in other comprehensive income	Effects of movement in foreign exchange rates	Balance as at March 31, 2022	Acquired in business combinations	Recognised in profit or loss	Recognised in other comprehensive income	Effects of movement in foreign exchange rates	Balance as at March 31, 2023
Property, plant and equipment	—	86	—	(1)	85	—	8	—	(7)	86
Intangible assets, excluding goodwill	(19,410)	3,203	—	870	(15,337)	(342)	4,093	—	271	(11,315)
Trade and other receivables	48	—	—	(1)	47	—	—	—	(4)	43
Convertible notes	(6,364)	2,050	—	—	(4,314)	—	2,232	—	—	(2,082)
Employee benefits	73	22	—	(3)	92	—	1	—	(7)	86
Share based payments	111	(111)	—	—	—	—	—	—	—	—
Tax losses carry forward	21,670	(4,025)	—	(837)	16,808	202	(4,474)	—	(186)	12,350
Other non-current liabilities	8	16	—	(1)	23	—	(11)	—	(2)	10
Total	(3,864)	1,241	—	27	(2,596)	(140)	1,849	—	65	(822)

21)
TRADE AND OTHER RECEIVABLES

	As at March 31
Particulars	2022	2023
Trade and other receivables, net of provision	29,464	61,699
Security deposits, net of provision	6,516	8,260
Interest accrued	3,408	4,855
Due from employees	235	212
Total	39,623	75,026
Non-current	3,713	6,179
Current	35,910	68,847
Total	39,623	75,026

The trade receivables primarily consists of dues from airline, corporate and retail customers.

Security deposits include amounts paid in advance to suppliers of hotel and other services in order to guarantee the provision of those services.

The Group’s exposure to credit and currency risk is disclosed in note 5 and 34.

The information related to impairment losses related to trade and other receivables is disclosed in note 16 and 34.

Trade and other receivables from related parties are disclosed in note 37.

22)
CASH AND CASH EQUIVALENTS

	As at March 31
Particulars	2022	2023
Cash in hand	24	80
Funds in transit	32,749	37,878
Bank balances	153,389	168,779
Term deposits	27,121	77,281
Total	213,283	284,018

As of March 31, 2023, bank balances include USD 453 (March 31, 2022: USD 45) against which mainly letters of credit and bank guarantees have been issued to various airlines.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Funds in transit represents the amount collected from customers through credit cards/net banking which is outstanding as at the year end and credited to Group’s bank accounts subsequent to the year end.

The Group’s exposure to currency risk, credit risk and interest rate risk along with sensitivity analysis for financial assets is disclosed in note 5 and 34.

23)
TERM DEPOSITS

	As at March 31
Particulars	2022	2023
Term deposits	264,185	202,674
Total	264,185	202,674
Non-current	6	5,618
Current	264,179	197,056
Total	264,185	202,674

As at March 31, 2023, term deposits amounting to USD 2,727 (March 31, 2022: Nil) marked as lien with National Company Law Appellate Tribunal and USD 1,269 (March 31, 2022: USD 594) pledged mainly with banks against bank guarantees, bank overdraft facility and other facilities.

The Group’s exposure to credit risk and interest rate risk along with sensitivity analysis for financial assets is disclosed in note 5 and 34.

24)
OTHER CURRENT ASSETS

	As at March 31
Particulars	2022	2023
Advance to suppliers^	72,877	116,190
Prepaid expenses	4,228	3,519
Receivable from related party#	—	49
Other assets*	877	2,206
Total	77,982	121,964

* Other assets includes amount recoverable of USD 117 (March 31, 2022: USD 117), which is currently in an escrow account (refer note 8 (a)).

# Loan given to Saaranya Hospitality Technologies Private Limited (equity-accounted investee) (refer note37).

^ The Company pays advances to airlines for the procurement of airline tickets. These advances are utilized against the subsequent purchase of airline tickets. The outstanding airline advances as at Balance Sheet date includes advances amounting to USD 20,487 advanced to Go Airlines (India) Limited ("Go First"). Out of these advances to Go First, the Company has subsequently utilized USD 12,858.

On May 2, 2023, Go First filed an application for voluntary insolvency resolution proceedings before the National Company Law Tribunal ("NCLT") in India. On May 10, 2023, the NCLT admitted the application and granted protection to Go First by imposing a moratorium against recovery by lessors, lenders, and other creditors of Go First. In addition, the NCLT has appointed a resolution professional (‘RP’) to operate Go First and to maintain Go First as a going concern.

It is understood that the RP has prepared a revival plan and is making progress in getting interim funding sanctioned from the Committee of Creditors of Go First for funding the airline’s operations. Since the filing for voluntary insolvency, there have been several developments in favour of for Go First’s possible resumption of operations including relief via moratorium from lease payments, interim approvals for the proposed revival plan and in-principal approval for funding among others including receipt of regulatory approval subject to certain conditions from Director General of Civil Aviation which is the aviation regulator in India. The regulatory approval though subject to conditions such as arrangement of interim funding, ensuring continuing airworthiness of the aircrafts, outcome of the ongoing insolvency resolution proceedings at NCLT and the High Court of Delhi, is critical to the revival process.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Considering the above developments, the Company does not believe that there is significant uncertainty with respect to resumption of operations by Go First which could lead to the impairment of the outstanding advances.

25)
OTHER NON-CURRENT ASSETS

	As at March 31
Particulars	2022	2023
Prepaid expenses	82	53
Receivable from related party#	53	—
Total	135	53

#Loan given to Saaranya Hospitality Technologies Private Limited (equity-accounted investee) (refer note 37).

26)
CAPITAL AND RESERVES

A. Share Capital and Share Premium

	Ordinary Shares			Class B Shares
Particulars	Number	Share capital	Share premium	Number	Share capital	Share premium
Balance as at April 1, 2021	65,065,075	33	803,277	39,667,911	20	1,217,920
Shares issued during the year on exercise of share based awards	540,966	*	13,466	—	—	—
Balance as at March 31, 2022	65,606,041	33	816,743	39,667,911	20	1,217,920
Balance as at April 1, 2022	65,606,041	33	816,743	39,667,911	20	1,217,920
Shares issued during the year on exercise of share based awards	856,521	*	22,699	—	—	—
Balance as at March 31, 2023	66,462,562	33	839,442	39,667,911	20	1,217,920

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

B. Nature and purpose of reserves

i. Foreign currency translation reserve

The translation reserve comprises foreign currency differences arising from the translation of the financial statements of the India, Singapore, Malaysia, Hong Kong, Thailand, the United Arab Emirates, Peru, Colombia, Indonesia, Vietnam and China subsidiaries, from their respective functional currencies to the Company's presentation currency.

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

27)
LOSS PER SHARE

The following is the reconciliation of the loss attributable to ordinary shareholders (including Class B shareholders) and weighted average number of ordinary shares (including Class B shares) used in the computation of basic and diluted loss per share for the years ended March 31, 2021, 2022 and 2023:

	For the year ended March 31
Particulars	2021	2022	2023
Loss attributable to ordinary shareholders (including Class B shareholders)	(55,639)	(45,405)	(11,321)
Weighted average number of ordinary shares (including Class B shares) outstanding used in computing basic loss per share	106,797,245	108,471,149	109,656,200
Weighted average number of ordinary shares (including Class B shares) outstanding used in computing dilutive loss per share	106,797,245	108,471,149	109,656,200
Loss per share (USD)
Basic	(0.52)	(0.42)	(0.10)
Diluted	(0.52)	(0.42)	(0.10)

For the year ended March 31, 2023, 1,336,069 (March 31, 2022: 1,430,737 and March 31, 2021: 1,965,251) employees share based awards, were excluded from the calculation of diluted weighted average number of ordinary shares as their effect would have been anti-dilutive.

For the year ended March 31, 2023, 5,934,810 (March 31, 2022: 5,934,810 and March 31, 2021: 812,988) ordinary shares issuable on conversion of convertible notes, were excluded from the calculation of diluted weighted average number of ordinary shares as their effect would have been anti-dilutive.

28)
LOANS AND BORROWINGS

This note provides information about the contractual terms of Group’s interest bearing loans and borrowings, which are measured at amortized cost. For more information about the Group’s exposure to interest rate, foreign currency and liquidity risk, refer note 5 and 34.

	As at March 31
Particulars	2022	2023
Non-current liabilities
Secured bank loans	955	1,903
Lease liabilities	11,613	13,747
Convertible notes	201,240	—
Non-current portion of loans and borrowings	213,808	15,650

	As at March 31
Particulars	2022	2023
Current liabilities
Current portion of secured bank loans	437	764
Current portion of lease liabilities	2,339	2,632
Current portion of convertible notes	—	216,118
Current portion of loans and borrowings	2,776	219,514

On February 9, 2021, the Company had issued USD 230,000 principal amount 0.00% convertible senior notes (the "Notes") including USD 30,000 in aggregate principal amount of the Notes issued pursuant to the full exercise of the initial purchasers’ option to purchase additional Notes.

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

The carrying amount of the liability component was calculated by measuring the fair value of a similar liability that does not have an associated conversion feature. The carrying amount of the equity component representing the conversion option was determined by deducting the fair value of the liability component from the initial proceeds and recorded as equity component of convertible notes in equity. The resulting discount, together with the allocated issuance costs, are accreted at an effective interest rate of 7.39% over the period from the issuance date to February 15, 2024, the earliest put date of the Notes. The liability component will be accreted up to the principal amount over a remaining period of 0.88 years (March 31, 2022: 1.88 years) representing the first date on which the amount could be required to be paid to the Notes holders.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Terms and debt repayment schedule of outstanding loans, lease liabilities and convertible notes:

				As at March 31, 2022		As at March 31, 2023
Particulars	Currency	Interest rate	Year of maturity	Original value	Carrying amount	Original value	Carrying amount
Secured bank loans	INR	7%-10%	2022 - 2028	2,154	1,392	3,397	2,667
Lease liabilities	Multiple	10%-12%	2022 - 2028	33,222	13,952	38,791	16,379
Convertible notes	USD	7.39%	2024	230,000	201,240	230,000	216,118

The bank loans are secured over motor vehicles with a carrying amount of USD 3,014 as at March 31, 2023 (March 31, 2022: USD 1,543).

The information related to contractual maturities of lease liabilities is disclosed in note 34.

Credit facilities

The Group has fund based limits with various banks amounting to USD 49,203 as at March 31, 2023 (March 31, 2022: USD 62,461). Additionally, in order to increase Statement of Financial Position flexibility and provide a back-up source of liquidity for any contingencies or investment opportunities, the Group has secured credit and guarantee facilities of USD 70,000 from an affiliate of Group's largest shareholder. As at March 31, 2023 the Group has drawn Nil (March 31, 2022: Nil) against these limits.

As at March 31, 2023, the Group has non fund based limits of USD 39,620 (March 31, 2022: USD 10,670) for bank guarantees, primarily in favour of International Air Transport Association (“IATA”) and other suppliers from various banks, against any payment default by the Company. Against these limits, the Group has pledged certain bank balances, term deposits, property, plant and equipment [excluding land, building, motor vehicles and buildings (right of use)] and trade receivables ("security") of USD 107,683 (March 31, 2022: USD 51,223) of various subsidiaries. However, in case of default, enforcement of security is limited to the extent of amount due against withdrawn limits. As at March 31, 2023 and March 31, 2022, the Parent Company has issued guarantees to banks in respect of credit facilities granted to MakeMyTrip (India) Private Limited and Redbus India Private Limited (formerly ibibo Group Private Limited).

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Reconciliation of movements of liabilities to cash flows arising from financing activities:

Changes in cash flows from financing activities

	Liabilities
	Secured bank loans	Lease liabilities	Convertible Notes	Total
Balance as at April 1, 2020	1,031	24,553	—	25,584

Proceeds from bank loans	191	—	—	191
Repayment of bank loans	(505)	—	—	(505)
Proceeds from issuance of convertible notes (excluding equity component)	—	—	191,127	191,127
Direct cost incurred in relation to convertible notes (excluding equity component)	—	—	(5,434)	(5,434)
Additions to lease liabilities	—	1,277	—	1,277
Adjustment due to modifications	—	(8,564)	—	(8,564)
Payment of lease liabilities	—	(2,045)	—	(2,045)
Interest accrued	116	1,867	1,881	3,864
Interest paid	(116)	(1,867)	—	(1,983)
Effect of change in foreign exchange rates	18	425	—	443
Balance as at March 31, 2021	735	15,646	187,574	203,955

Proceeds from bank loans	1,169	—	—	1,169
Repayment of bank loans	(479)	—	—	(479)
Additions to lease liabilities	—	1,804	—	1,804
Adjustment due to modifications	—	(1,053)	—	(1,053)
Payment of lease liabilities	—	(1,771)	—	(1,771)
Interest accrued	78	1,569	13,666	15,313
Interest paid	(78)	(1,569)	—	(1,647)
Effect of change in foreign exchange rates	(33)	(674)	—	(707)
Balance as at March 31, 2022	1,392	13,952	201,240	216,584

Proceeds from bank loans	2,168	—	—	2,168
Repayment of bank loans	(749)	—	—	(749)
Acquired through business combination	—	199	—	199
Additions to lease liabilities	—	7,255	—	7,255
Adjustment due to modification	—	(1,435)	—	(1,435)
Payment of lease liabilities	—	(2,415)	—	(2,415)
Interest accrued	189	1,554	14,878	16,621
Interest paid	(189)	(1,554)	—	(1,743)
Effect of change in foreign exchange rates	(144)	(1,177)	—	(1,321)
Balance as at March 31, 2023	2,667	16,379	216,118	235,164

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

29)
OTHER CURRENT LIABILITIES

	As at March 31
Particulars	2022	2023
Statutory liabilities	16,049	18,750
Employee related payables	6,053	6,929
Refund due to customers	35,970	34,025
Deferred income	384	279
Other liabilities (related to Hotel Travel Group) (refer note 14)	8,680	4,320
Other liabilities (related to business combination) (refer note 7 (a))	5,266	4,855
Total	72,402	69,158

30)
OTHER NON-CURRENT LIABILITIES

	As at March 31
Particulars	2022	2023
Deferred income	407	77
Other liabilities (related to Hotel Travel Group) (refer note 14)	4,320	—
Other liabilities (related to business combination) (refer note 7 (a) and 7 (c))	4,809	4,513
Total	9,536	4,590

31)
TRADE AND OTHER PAYABLES

	As at March 31
Particulars	2022	2023
Trade payables	33,518	45,748
Accrued expenses	29,309	44,032
Total	62,827	89,780

The Group's exposure to currency and liquidity risk related to trade and other payables is disclosed in note 5 and 34.

32)
EMPLOYEE BENEFITS

	As at March 31
Particulars	2022	2023
Net defined benefit liability	7,258	7,090
Other long term employee benefit (liability for compensated absences)	1,828	1,796
Total employee benefit liabilities	9,086	8,886

	As at March 31
Particulars	2022	2023
Present value of unfunded obligation	7,258	7,090
Total	7,258	7,090

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Defined Benefit Plan

The Group’s gratuity scheme for the employees of its Indian subsidiaries is a defined benefit plan. The plan in Q2T is funded, whereas plans for the rest of Indian subsidiaries are unfunded. Gratuity is paid as a lump sum amount to employees at retirement or termination of employment at an amount based on the respective employee’s eligible salaries and the years of employment with the Group.

A.
Movement in the net defined benefit liability

The following table shows a reconciliation from the opening balances to the closing balances for the net defined liability and its components:

Particulars	Defined benefit obligation		Fair value of plan assets		Net defined benefit liability
	As at March 31		As at March 31		As at March 31
	2022	2023	2022	2023	2022	2023
Balance as at April 1	6,490	7,457	(641)	(199)	5,849	7,258
Acquired through business combination (refer note 7(b) and 7 (c))	—	115	—	—	—	115
Included in profit or loss
Current service cost	1,083	1,133	—	—	1,083	1,133
Interest cost (income)	329	394	(23)	(11)	306	383
	1,412	1,527	(23)	(11)	1,389	1,516
Included in other comprehensive income
Remeasurement loss (gain) :
-Actuarial loss (gain) arising from :
-demographic assumptions	—	(9)	—	—	—	(9)
-financial assumptions	(155)	(327)	—	—	(155)	(327)
-experience adjustment	616	(130)	—	—	616	(130)
-Return on plan assets excluding interest income	—	—	(35)	(2)	(35)	(2)
	461	(466)	(35)	(2)	426	(468)
Effects of movement in foreign exchange rates	(231)	(609)	14	15	(217)	(594)
Other
Contribution by employer	—	—	(2)	(1)	(2)	(1)
Liquidation of plan assets*	—	—	229	—	229	—
Benefits paid	(675)	(779)	259	43	(416)	(736)
Balance as at March 31	7,457	7,245	(199)	(155)	7,258	7,090

* Note: On March 17, 2022, the Company has surrendered its plan assets held in Ibibo. The surrender value as at the date of the event has been returned to the Company.

	As at March 31
Particulars	2022	2023
Present value of defined benefit obligation	7,457	7,245
Less: fair value of plan assets	(199)	(155)
Net defined benefit liability	7,258	7,090

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

B.
Actuarial assumptions

Principal actuarial assumptions are given below:

As at March 31
Particulars	2022	2023
Discount rate (per annum)	5.80%-6.70%	7.00%-7.20%
Future salary growth (per annum)	5.00%-11.00%	5.00%-11.00%
Withdrawal rate	10.00%-25.00%	5.00%-25.00%
Retirement age (years)	58-60	58-65

Assumptions regarding future mortality rates are based on Indian Assured Lives Mortality (2006-08) Ultimate as published by Insurance Regulatory and Development Authority (IRDA).

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

C.
Sensitivity analysis

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

Particulars	For the year ended March 31, 2022		For the year ended March 31, 2023
	Increase	Decrease	Increase	Decrease
Discount rate (1% movement)	(287)	312	(269)	292
Future salary growth (1% movement)	307	(291)	281	(266)
Withdrawal rates (10% movement)	(611)	1,120	(514)	883

D.
Plan assets

Plan assets comprise the following:

	As at March 31
Particulars	2022	2023
Funds managed by the insurer	100%	100%

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

G. Expected benefit payments for the year ending:

Amount
March 31, 2024	1,605
March 31, 2025	1,502
March 31, 2026	1,476
March 31, 2027	1,558
March 31, 2028	1,890
Thereafter	6,773

H. The Group expects to pay USD 68 in contributions to its defined benefit plans in the next annual reporting period.

I. The weighted average duration of the defined benefit obligation is 3.5-8 years (March 31, 2022: 4-7 years).
33)
SHARE BASED PAYMENT

Description of the share based payment arrangements

Share Option Programs (Equity-Settled)

a)
MakeMyTrip.com Equity Option Plan (MMT ESOP Plan)

In 2000, the Group approved a share option programme in Mauritius, named the MakeMyTrip.com Equity Option Plan (“MMT ESOP Plan”). In June 2009, this plan was expanded in order to issue share options to employees of subsidiaries and directors of the Group. The Group replaced certain share options to acquire shares in its Indian subsidiary held by employees at its subsidiaries with options granted under the MMT ESOP Plan. Total options granted under this plan were 2,703,810 during the year ended March 31, 2010. No options were granted during the years ended March 31 2021, 2022 and 2023, respectively.

The number and weighted average exercise price of share options under MMT ESOP plan are as follows:

	Weighted Average Exercise Price per share (USD)	Number of Options	Weighted Average Exercise Price per share (USD)	Number of Options
	For the Year Ended March 31
Particulars	2021	2021	2022	2022
Outstanding at beginning of the year	1.98	17,839	1.98	17,839
Exercised during the year	—	—	1.98	(17,839)
Outstanding at the end of the year	1.98	17,839	—	—
Exercisable at the end of the year	1.98	17,839	—	—

b)
Share Incentive Plan
i)
Restricted Share Units (RSUs)

In 2010, the Group approved a share incentive plan in Mauritius, named the MakeMyTrip 2010 Share Incentive Plan (“Share Incentive Plan”). During the years ended March 31, 2021, 2022 and 2023, the Group granted restricted share units, or RSUs, under the plan to eligible employees. Each restricted share unit represents the right to receive one common share. The fair value of each restricted share unit is the market price of one common share of the Group on the date of grant.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Terms and Conditions of the RSUs

The terms and conditions relating to the RSUs grants under this Share Incentive Plan are given below:

Grant details	Number of instruments	Vesting conditions	Contractual life of RSUs
RSUs granted during the year ended March 31, 2021	1,478,191	Refer notes	4 – 8 years
RSUs granted during the year ended March 31, 2022	2,413,442	Refer notes	4 – 9 years
RSUs granted during the year ended March 31, 2023	1,455,554	Refer notes	4 – 8 years

Notes:

Of the RSUs granted during the year ended March 31, 2023:

- Nil (March 31, 2022: 2,529 and March 31, 2021: 205,872) RSUs have graded vesting over 4 years: 10% on the expiry of 12 months from the grant date, 20% on the expiry of 24 months from the grant date, 30% on the expiry of 36 months from the grant date, 40% on the expiry of 48 months from the grant date.

- 1,120,117 (March 31, 2022: 1,072,635 and March 31, 2021: 484,152) RSUs have graded vesting over 4 years: 25% on the expiry of 12 months from the grant date, 25% on the expiry of 24 months from the grant date, 25% on the expiry of 36 months from the grant date, 25% on the expiry of 48 months from the grant date.

- Nil (March 31, 2022: 564,541 and March 31, 2021: Nil) RSUs have graded vesting over 5 years: 20% on the expiry of 12 months from the grant date, 20% on the expiry of 24 months from the grant date, 20% on the expiry of 36 months from the grant date, 20% on the expiry of 48 months from the grant date, 20% on the expiry of 60 months from the grant date.

- Nil (March 31, 2022: Nil and March 31, 2021: 251,750) RSUs have graded vesting over 2 years: 25% on the expiry of 6 months from the grant date, 25% on the expiry of 12 months from the grant date, 25% on the expiry of 18 months from the grant date, 25% on the expiry of 24 months from the grant date.

- Nil (March 31, 2022: Nil and March 31, 2021: 209,611) RSUs have graded vesting over 1 year: 25% on the expiry of 3 months from the grant date, 25% on the expiry of 6 months from the grant date, 25% on the expiry of 9 months from the grant date, 25% on the expiry of 12 months from the grant date.

- Nil (March 31, 2022: Nil and March 31, 2021: 325,444) RSUs have 100% vesting on September 30, 2023, Nil (March 31, 2022: 547,060 and March 31, 2021: 779) RSUs have 100% vesting on September 30, 2024, 335,274 (March 31, 2022: Nil and March 31, 2021: Nil) RSUs have 100% vesting on September 30, 2025 and Nil (March 31, 2022: 225,816 and March 31, 2021: Nil) RSUs have 100% vesting on September 30, 2026. Further, the Group's estimate of the number of shares to be issued is adjusted upward or downward based upon the probability of achievement of the factors like Group performance (revenue, profit and gross merchandise value) of next three financial years and service condition. Maximum shares the employees are eligible to receive under this scheme are 150% of the total RSUs granted.

- 163 (March 31, 2022: 861 and March 31, 2021: 583) RSUs were fully vested on the grant date.

- These RSUs can be exercised within a period of 48 months from the date of vesting or within a period of 6 months from the date of termination of employment, whichever is earlier.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

The number and weighted average exercise price of RSUs under share incentive plan are as follows:

	Weighted Average Exercise Price per share (USD)	Number of Awards	Weighted Average Exercise Price per share (USD)	Number of Awards	Weighted Average Exercise Price per share (USD)	Number of Awards
	For the Year Ended March 31
Particulars	2021	2021	2022	2022	2023	2023
Outstanding at the beginning of the year	0.0005	6,437,422	0.0005	5,979,731	0.0005	7,445,641
Granted during the year	0.0005	1,478,191	0.0005	2,413,442	0.0005	1,455,554
Forfeited and expired during the year	0.0005	(470,810)	0.0005	(424,405)	0.0005	(369,630)
Exercised during the year	0.0005	(1,465,072)	0.0005	(523,127)	0.0005	(757,821)
Outstanding at the end of the year	0.0005	5,979,731	0.0005	7,445,641	0.0005	7,773,744
Exercisable at the end of the year	0.0005	3,328,012	0.0005	3,869,396	0.0005	4,327,478

The grant date fair value of RSUs granted during the year is in the range of USD 24.25 to USD 32.62 (March 31, 2022: USD 24.16 to USD 32.97 and March 31, 2021: USD 13.34 to USD 30.92).

The RSUs outstanding at March 31, 2023 have an exercise price per share of USD 0.0005 (March 31, 2022: USD 0.0005 and March 31, 2021: USD 0.0005) and a weighted average contractual life of 3.9 years (March 31, 2022: 4.3 years and March 31, 2021: 4.2 years).

During the year ended March 31, 2023, share based payment expense recognized under personnel expenses (refer note 13) amounted to USD 34,651 (March 31, 2022: USD 32,921 and March 31, 2021: USD 28,141) for the RSUs granted under the Share Incentive Plan.

ii)
Employee Stock Options (ESOPs)

In 2010, the Group approved a share incentive plan in Mauritius, named the MakeMyTrip 2010 Share Incentive Plan (“Share Incentive Plan”). Total ESOPs granted under this plan were 21,588 during the year ended March 31, 2020. Each ESOP represents the right to receive one hundred common equity shares of the Group. No options were granted during the years ended March 31 2021, 2022 and 2023, respectively.

The number and weighted average exercise price of ESOPs under share incentive plan are as follows:

	Weighted Average Exercise Price per ESOP (USD)	Number of Awards	Weighted Average Exercise Price per ESOP (USD)	Number of Awards	Weighted Average Exercise Price per ESOP (USD)	Number of Awards
	For the Year Ended March 31
Particulars	2021	2021	2022	2022	2023	2023
Outstanding at the beginning of the year	2,229	21,588	2,229	19,489	2,229	19,489
Forfeited and expired during the year	2,229	(1,968)	2,229	—	2,229	—
Exercised during the year	2,229	(131)	2,229	—	2,229	(987)
Outstanding at the end of the year	2,229	19,489	2,229	19,489	2,229	18,502
Exercisable at the end of the year	2,229	6,409	2,229	12,949	2,229	18,502

The ESOPs outstanding at March 31, 2023 have an exercise price per ESOP of USD 2,229 (March 31, 2022: USD 2,229 and March 31, 2021: USD 2,229) and a weighted average contractual life of 2.4 years (March 31, 2022: 3.4 years and March 31, 2021: 4.5 years).

During the year ended March 31, 2023, share based payment expense recognized under personnel expenses (refer note 13) amounted to USD 966 (March 31, 2022: USD 3,724 and March 31, 2021: USD 7,448) for the ESOPs granted under the Share Incentive Plan.

c)
Employee Stock Option Plan 2015 (ESOP Plan 2015)

Simplotel, one of the Group’s subsidiary (refer note 7 (c)), approved a share option plan in India, named the Employees Stock Option Plan 2015 (“ESOP Plan 2015”) in the year ended March 31, 2015. During the year ended March 31 2023, no employee stock options were granted to employees. Each stock option represents the right to receive one equity share of the subsidiary.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

The number and weighted average exercise price of employee stock options under the ESOP Plan 2015 are as follows:

	Weighted Average Exercise Price per share (USD)	Number of Awards
	For the Year Ended March 31
Particulars	2023	2023
Outstanding at beginning of the year	0.1232	320
Outstanding at the end of the year	0.1232	320
Exercisable at the end of the year	0.1232	196

200 stock options have graded vesting over 4 years: 10% will vest on completion of one year from the grant date, remaining stock options will vest quarterly thereafter in the remaining 3 years in the ratio 20% in second year, 30% in third year and 40% in fourth year from the date of grant.

120 stock options have graded vesting over 4 years: 105 stock options will vest on completion of one year from the grant date, remaining 15 stock options will vest equally over the remaining period of 3 years at the end of each year from the grant date thereafter.

The stock options outstanding at March 31, 2023 have an exercise price per stock option of USD 0.1232. The weighted average contractual life of the stock options granted under this plan is 3.9 years.

During the year ended March 31, 2023, share based payment expense recognized under personnel expenses (refer note 13) amounted to USD 26, for the stock options granted under ESOP Plan 2015.

34)
FINANCIAL INSTRUMENTS

Credit Risk

Exposure to Credit Risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	As at March 31
Particulars	2022	2023
Trade and other receivables	39,623	75,026
Receivable from related party	53	49
Term deposits	264,185	202,674
Cash and cash equivalents (except cash in hand)	213,259	283,938
Total	517,120	561,687

The cash and cash equivalents and term deposits are mainly held with banks, which are rated F1+, F1, A+, AA-, A-, BBB+ BBB-, BB+, BB-, based on rating agency Fitch ratings. The Group considers that its cash

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

and cash equivalents and term deposits have low credit risk based on the external credit ratings of the counterparties.

The maximum exposure to credit risk for trade and other receivables at the reporting date by type of counterparty was:

	As at March 31
Particulars	2022	2023
Airlines	10,081	18,617
Retail customers	307	1,301
Corporate customers	14,905	35,079
Deposit with hotels and others	6,516	8,260
Others	7,814	11,769
Total	39,623	75,026

Impairment Losses

The Group uses a provision matrix to compute the expected credit loss allowance for trade and other receivables. The provision matrix takes into account available external and internal credit risk factors such as credit default and the Group's historical experience with customers.

The age of trade and other receivables at the reporting date was:

	As at March 31
	2022		2023
Particulars	Gross	Impairment	Gross	Impairment
Not past due	19,827	—	39,796	—
Past due 0-30 days	11,407	—	18,417	—
Past due 30-120 days	5,564	—	12,446	—
More than 120 days	5,637	2,812	6,981	2,614
Total	42,435	2,812	77,640	2,614

The movement in the allowance for impairment in respect of trade and other receivables during the year was as follows:

	For the year ended March 31
Particulars	2022	2023
Balance at the beginning of the year	2,481	2,812
Allowance for impairment	904	349
Reversal of allowance for impairment	—	(165)
Amounts written off against the allowance	(493)	(195)
Effects of movement in exchange rate	(80)	(187)
Balance at the end of the year	2,812	2,614

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

Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

As at March 31, 2022

Non-derivative financial liabilities (including hybrid financial liabilities)	Carrying amount	Contractual cash flows*	6 months or less	6 -12 months	1 -2 years	2 -5 years	More than 5 years
Convertible notes	201,240	(230,000)	—	—	(230,000)	—	—
Lease liabilities	13,952	(18,847)	(1,953)	(1,706)	(3,058)	(8,269)	(3,861)
Secured bank loans	1,392	(1,590)	(278)	(249)	(444)	(619)	—
Trade and other payables	62,827	(62,827)	(62,827)	—	—	—	—
Other liabilities (related to business combinations)	10,075	(11,025)	(5,513)	—	(5,512)	—	—
Other liabilities (related to Hotel Travel Group)	13,000	(13,000)	(4,360)	(4,320)	(4,320)	—	—
Refund due to customers	35,970	(35,970)	(35,970)	—	—	—	—
Total	338,456	(373,259)	(110,901)	(6,275)	(243,334)	(8,888)	(3,861)

Notes: * Represents undiscounted cash flows of interest and principal

As at March 31, 2023

Non-derivative financial liabilities (including hybrid financial liabilities)	Carrying amount	Contractual cash flows*	6 months or less	6 -12 months	1 -2 years	2 -5 years	More than 5 years
Convertible notes	216,118	(230,000)	—	(230,000)	—	—	—
Lease liabilities	16,379	(21,549)	(2,342)	(2,046)	(4,272)	(11,124)	(1,765)
Secured bank loans	2,667	(3,077)	(485)	(462)	(850)	(1,279)	(1)
Trade and other payables	89,780	(89,780)	(89,780)	—	—	—	—
Other liabilities (related to business combinations)	9,368	(10,479)	(5,071)	—	—	(5,408)	—
Other liabilities (related to Hotel Travel Group)	4,320	(4,320)	(4,320)	—	—	—	—
Refund due to customers	34,025	(34,025)	(34,025)	—	—	—	—
Total	372,657	(393,230)	(136,023)	(232,508)	(5,122)	(17,811)	(1,766)

Notes: * Represents undiscounted cash flows of interest and principal

The balanced view of liquidity and financial indebtedness (excluding lease liabilities) is stated in the table below:

	As at March 31
Particulars	2022	2023
Cash and cash equivalents	213,283	284,018
Term deposits	264,185	202,674
Loans and borrowings	(202,632)	(218,785)
Net cash position	274,836	267,907

In order to achieve Group's objective to maintain sufficient liquidity to meet its liabilities when they are due, the Group has availed various credit facilities (refer note 28).

Currency Risk

Exposure to Currency Risk

The Group is exposed to currency risk to the extent that there is a mismatch between the currencies in which sales, purchase of services and borrowings are denominated and the respective functional currencies of Group companies. The functional currencies of Group companies are primarily the INR, USD and AED. The currencies in which these transactions are primarily denominated are INR, USD and AED.

The Group’s exposure to foreign currency risk was based on the following amounts as at the reporting dates (in equivalent USD):

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Between USD and INR

	As at March 31
Particulars	2022	2023
Trade and other receivables	1,288	3,411
Trade and other payables	(277,577)	(212,192)
Cash and cash equivalents	—	*
Net exposure	(276,289)	(208,781)

* less than 1

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Between AED and INR

	As at March 31
Particulars	2022	2023
Trade and other receivables	10,485	32,370
Trade and other payables	(656)	(664)
Loans and borrowings	(92,243)	(86,538)
Cash and cash equivalents	—	14
Net exposure	(82,414)	(54,818)

The following significant exchange rates applied during the year:

	Average exchange rate per unit		Reporting date rate per unit
	Financial Year		As at March 31
	2021-22	2022-23	2022	2023
INR to USD	0.0134	0.0125	0.0132	0.0122
INR to AED	0.0493	0.0458	0.0482	0.0447

Sensitivity Analysis

Any change in the exchange rate of USD or AED against currencies other than INR is not expected to have significant impact on the Group’s profit or loss. Accordingly, a 10% appreciation of the USD or AED as indicated below, against the INR would have increased loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables remain constant.

	For the year ended March 31
Particulars	2022	2023
10% strengthening of USD against INR	(25,117)	(20,878)
10% strengthening of AED against INR	(7,492)	(4,983)

A 10% depreciation of the USD or AED against INR, would have had the equal but opposite effect on the above currency to the amounts shown above, on the basis that all other variables remain constant.

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Fair values

Fair Values versus Carrying Amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	As at March 31, 2022		As at March 31, 2023
	Carrying amount	Fair value	Carrying amount	Fair value

Financial assets measured at fair value
Other investments - equity securities (FVOCI)	452	452	452	452
Other investments - equity securities (FVTPL)	3,412	3,412	591	591
Other investments - other securities (FVTPL)	68	68	149	149
	3,932	3,932	1,192	1,192

Financial assets not measured at fair value (amortised cost)
Trade and other receivables	39,623	39,623	75,026	75,026
Term deposits	264,185	264,185	202,674	202,674
Cash and cash equivalents	213,283	213,283	284,018	284,018
Receivable from related party	53	53	49	49
Other investments - other securities	99	99	76	76
	517,243	517,243	561,843	561,843

Financial liabilities measured at fair value
Other liabilities (related to business combination)	10,075	10,075	9,368	9,368
	10,075	10,075	9,368	9,368

Financial liabilities not measured at fair value (amortised cost)
Secured bank loans	1,392	1,392	2,667	2,667
Trade and other payables	62,827	62,827	89,780	89,780
Refund due to customers	35,970	35,970	34,025	34,025
Other liabilities (related to Hotel Travel Group)	13,000	13,000	4,320	4,320
Convertible notes	201,240	198,009	216,118	212,189
	314,429	311,198	346,910	342,981

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
•
Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	As at March 31, 2022
Particulars	Level 1	Level 2	Level 3	Total

Other investments - equity securities (FVOCI)	—	—	452	452
Other investments - equity securities (FVTPL)	—	—	3,412	3,412
Other investments - other securities (FVTPL)	68	—	—	68
Total Assets	68	—	3,864	3,932
Other liabilities (related to business combination)	—	—	10,075	10,075
Total Liabilities	—	—	10,075	10,075

	As at March 31, 2023
Particulars	Level 1	Level 2	Level 3	Total

Other investments - equity securities (FVOCI)	—	—	452	452
Other investments - equity securities (FVTPL)	—	—	591	591
Other investments - other securities (FVTPL)	149	—	—	149
Total Assets	149	—	1,043	1,192
Other liabilities (related to business combination)	—	—	9,368	9,368
Total Liabilities	—	—	9,368	9,368

There were no transfers between Level 1, Level 2 and Level 3 during the year.

The following tables shows a reconciliation from the beginning balances to the ending balances for fair value measurement in Level 3 of the fair value hierarchy:

	As at March 31, 2022
Particulars	Other liabilities (related to business combinations)	Other investments (equity securities-FVOCI)	Other investments (equity securities - FVTPL)

Opening balances	14,875	5,409	—
Acquired during the year (refer note 8 (a))	—	—	3,412
Total gains and losses recognized in:
—profit or loss	1,181	—	—
—other comprehensive income (loss)
-net change in fair value	—	33,543	—
-effect of movements in foreign exchange rates	(368)	—	—
Payment during the period (refer note 7 (a))	(5,613)	—	—
Proceeds from sale of investment (refer note 9)	—	(38,500)	—
Closing balances	10,075	452	3,412

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

	As at March 31, 2023
Particulars	Other liabilities (related to business combinations)	Other investments (equity securities-FVOCI)	Other investments (equity securities - FVTPL)

Opening balances	10,075	452	3,412
Acquired in business combinations (refer note 7 (c))	4,411	—	—
Total gains and losses recognized in:
—profit or loss	673	—	(2,821)
—other comprehensive income (loss)
-effect of movements in foreign exchange rates	(858)	—	—
-equity	102	—	—
Payment during the period (refer note 7 (a))	(5,035)	—	—
Closing balances	9,368	452	591

Valuation Techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 3 fair values as at March 31, 2022 and March 31, 2023, as well as the significant unobservable inputs used.

Financial Instruments measured at fair value:

Type	Valuation technique	Significant unobservable inputs	Inter- relationship between significant unobservable inputs and fair value measurement
Other investments - equity securities (FVTPL)	Market comparison technique: The valuation model is based on market multiple derived from quoted prices of companies comparable to the investee.	Net revenue multiple: 3.7 - 4.8	The estimated fair value would increase (decrease) if: – the net revenue multiple was higher (lower)
Other liabilities (related to business combinations) - Q2T	Discounted cash flows: The valuation model considers the present value of the expected future payments, discounted using a risk-adjusted discount rate.	Expected cash flows: USD 5,071 (March 31, 2022: USD 11,025) Risk-adjusted discount rate: 10.2% (March 31, 2022: 10.2%)	The estimated fair value would increase (decrease) if: – the expected cash flows were higher (lower); – the risk-adjusted discount rate were lower (higher).
Other liabilities (related to business combinations) - Simplotel

Monte Carlo Simulation (MCS): The valuation model incorporates assumptions as to volatility, risk free interest rate, discount rate, revenue and earnings before interest, tax, depreciation and amortisation (EBITDA)

Volatility: 25.3% -58.5% Risk free interest rate: 7.25% Discount rate: 19.7% Revenue for 12 months ended September 30, 2025 - USD 5,442 EBITDA (loss) for 12 months ended September 30, 2025 - USD (48)

The estimated fair value would increase (decrease) if:
– the volatility were higher (lower)
– the risk free interest rate were lower (higher)
– the discount rate was lower (higher)
– the revenue were higher (lower)
– the EBITDA were higher (lower)

Financial Instruments not measured at fair value:

Type	Valuation technique	Significant unobservable inputs
Other financial assets and liabilities*	Discounted cash flows	Not applicable

Notes: * Other financial assets include trade and other receivables, term deposits, cash and cash equivalents, receivable from related party and other investments-other securities. Other financial liabilities include secured bank loans, trade and other payables, refund due to customers, convertible notes, other liabilities (related to Hotel Travel Group) and lease liabilities.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Sensitivity Analysis

Other investments – equity securities (FVTPL)

For the fair values of other investments - equity securities (FVTPL), reasonably possible changes of 100 basis points at the reporting date to the significant unobservable input, holding other inputs constant, would have the following effects:

	For the year ended March 31, 2023
	Profit or loss
	Increase	Decrease
Net revenue multiple	4	(4)

Other liabilities (related to business combination) - Q2T

For the fair values of other liabilities (related to business combinations), reasonably possible changes of 100 basis points at the reporting date to one of the significant unobservable inputs, holding other inputs constant, would have the following effects:

	For the year ended March 31, 2022		For the year ended March 31, 2023
	Profit or loss		Profit or loss
	Increase	Decrease	Increase	Decrease

Risk adjusted discount rate	77	(79)	17	(18)

Other liabilities (related to business combination) - Simplotel

For the fair values of other liabilities (related to business combinations), reasonably possible changes in significant unobservable inputs at the reporting date, holding other inputs constant, would have the following effects:

	For the year ended March 31, 2023
	Equity
	Increase	Decrease
Volatility (1% Movement)	20	(22)
Risk free interest rate (1% Movement)	(17)	16
Discount rate (0.5% Movement)	39	(40)
Revenue for 12 months ended September 30, 2025 (1% Movement)	(38)	38

35)
CAPITAL COMMITMENTS

Estimated amount of contracts remaining to be executed on capital account and not provided for (net of advances) aggregate to USD 266 as at March 31, 2023 (March 31, 2022: USD 914).

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

36)
LEASES

Leases as lessee

The Group leases properties for offices. The lease typically runs for a period of 1-12 years. Some leases also include common area maintenance charges along with monthly rentals.

Information about leases for which the Group is a lessee is presented below:

i) Right-of-use assets

The Group presents right-of-use assets that do not meet the definition of investment property in 'property, plant and equipment', the same line item as it presents underlying assets of the same nature that it owns (refer note 18).

	As at March 31
	2022	2023
Opening balance	14,038	11,618
Additions to right-of-use assets	1,891	7,530
Acquisitions through business combination (refer note 7(b) and 7(c))	—	202
Derecognition of right-of-use assets	(876)	(1,245)
Depreciation charged during the year	(3,064)	(3,220)
Effect of movements in foreign exchange rates	(371)	(954)
Closing Balance	11,618	13,931

ii) Amounts recognised in statement of profit or loss

	For the year ended March 31
	2021	2022	2023
Interest on lease liabilities (refer note 16)	1,867	1,569	1,554
Depreciation on right-of-use assets (refer note 18)	4,333	3,064	3,220

iii) Amounts recognised in statement of cash flows

	For the year ended March 31
	2021	2022	2023
Total cash outflows for leases (principal + interest)	3,912	3,340	3,969

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

Impact of COVID-19 pandemic

The Group had adopted amendment in IFRS 16 related to COVID 19 – Related Rent Concession which provide lessees with an exemption from assessing whether a COVID-19-related rent concession is a lease modification. It requires lessees that apply the exemption to account for COVID-19-related rent concessions as if they were not lease modifications. Lessees need to disclose that fact and need to apply the exemption retrospectively in accordance with IAS 8, but they do not require to restate prior period numbers. The practical expedient is available only for lease payments originally due up to June 2022, the Group has applied this practical expedient to all those rent concessions that meet the conditions prescribed in the said amendment. Accordingly, the Group has reversed lease liabilities with a corresponding recognition of income in Statement of Profit or Loss and Other Comprehensive Income of USD 24 for the year ended March 31, 2023 (March 31, 2022: USD 240).

37)
RELATED PARTIES

Related parties and nature of related party relationships:

Nature of relationship	Name of related parties
Key management personnel	Deep Kalra
Key management personnel	Rajesh Magow
Key management personnel	Mohit Kabra
Key management personnel	Aditya Tim Guleri
Key management personnel	James Jianzhang Liang#
Key management personnel	Paul Laurence Halpin#
Key management personnel	Jane Jie Sun#
Key management personnel	Cindy Xiaofan Wang#
Key management personnel	Xing Xiong#
Key management personnel	Xiangrong Li
Entity providing key management personnel services	IQ EQ Corporate Services (Mauritius) Limited
Entities having significant influence over the Company and its subsidiaries	Trip.com Group Limited and its subsidiaries
Equity-accounted investee	Saaranya Hospitality Technologies Private Limited
Equity-accounted investee	PasajeBus SpA
Equity-accounted investee	Simplotel Technologies Private Limited (up to September 28, 2022) (refer note 8 (b))
Equity-accounted investee	Inspirock, Inc. (up to October 19, 2021) (refer note 8 (a))

Notes: # nominees of Trip.com Group, Limited (Trip.com)

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

(A) Transactions with key management personnel:

Key management personnel compensation comprised:

	For the year ended March 31
Particulars	2021	2022	2023
Short-term employee benefits	1,961	2,351	1,997
Post-employment benefits	227	288	88
Other long-term benefits	39	36	14
Share based payment	16,767	16,930	12,015
Legal and professional	38	84	84
Total	19,032	19,689	14,198

	As at March 31
Balance Outstanding	2022	2023
Employee related payables	746	552
Accrued expenses	75	78

(B)
Transactions with entity providing key management personnel services:

	For the year ended March 31
Transactions	2021	2022	2023
Key management personnel services	5	7	7
Consultancy services	13	16	20

(C)
Transactions with entity having significant influence over the Company and its subsidiaries:

a)
Trip.com and its subsidiaries

	For the year ended March 31
Transactions	2021	2022	2023
Sale (refund) of air ticketing^	(14)	211	768
Purchase (refund) of air ticketing^	(659)	475	40,954
Sale of hotels and packages^	425	1,204	5,192
Purchase of hotels and packages^	647	3,015	14,575
Commission received	11	23	100
Commission paid	61	149	673
Marketing alliances	—	—	50
Other operating expenses	284	306	4,572
Advance given	—	1,074	—
Advance given received back	—	1,074	—

^ represents gross amount booked/charged for the air ticketing and hotels and packages transactions.

	As at March 31
Balance Outstanding	2022	2023
Trade and other receivables	345	969
Trade payables	373	4,926
Advance to vendor	21	134

(D)
Transactions with equity-accounted investees and its subsidiaries:

a)
Saaranya Hospitality Technologies Private Limited

	For the year ended March 31
Transactions	2021	2022	2023
Loan given	55	—	—
Interest income	3	3	4

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

	As at March 31
Balance Outstanding	2022	2023
Loan outstanding	53	49
Interest accrued	*	*

* less than 1

b)
PasajeBus SpA

	For the year ended March 31
Transactions	2021	2022	2023
Ancillary revenue	81	114	168

	As at March 31
Balance Outstanding	2022	2023
Trade receivables	19	22

(E)
Terms & conditions

All outstanding balances with these related parties are to be settled in cash. None of the balances is secured. No expense has been recognised in the current year or prior year for bad or doubtful debts in respect of amounts owed by related parties.

38)
LIST OF MATERIAL SUBSIDIARIES

S. No.	Name of entity	Place of Incorporation	Ownership interest as at March 31, 2022	Ownership interest as at March 31, 2023
1	MakeMyTrip (India) Private Limited	India	100%	100%
2	Ibibo Group Holdings (Singapore) Pte. Ltd.	Singapore	100%	100%
3	Redbus India Private Limited (formerly ibibo Group Private Limited)	India	100%	100%
4	Quest 2 Travel.com India Private Limited	India	67.33%	83.66%

39)
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