Form 20-F
period 2024-03-31
MakeMyTrip Ltd
filed 2024-07-02
CIK 1495153

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2024

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from to

Commission file number 001-34837

MakeMyTrip Limited

(Exact Name of Registrant as specified in its charter)

Not Applicable	Mauritius
(Translation of Registrant’s Name Into English)	(Jurisdiction of Incorporation or Organization)

19th Floor, Building No. 5

DLF Cyber City

Gurugram, India, 122002

(Address of principal executive offices)

Mohit Kabra

Group Chief Financial Officer

19th Floor, Building No. 5

DLF Cyber City

Gurugram, India, 122002

(91-124) 439-5000

groupcfo@go-mmt.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Ordinary Shares, par value $0.0005 per share	MMYT	Nasdaq Global Market
(Title of Each Class)	(Trading Symbol(s))	(Name of Each Exchange On Which Registered)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report.

Class	Number of Shares Outstanding as of March 31, 2024
Ordinary shares, $0.0005 par value per share (“ordinary shares”)	70,114,575 shares outstanding
Class B convertible ordinary shares, par value $0.0005 per share (“Class B Shares”)	39,667,911 shares outstanding

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Item 17 ☐ Item 18 ☐

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

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

Our other key operating subsidiaries include:

•
ITC Bangkok Co., Ltd., Thailand, the main operating entity of the group of companies known as the ITC Group;
•
Luxury Tours & Travel Pte. Ltd., Singapore, or Luxury Tours;
•
MakeMyTrip Inc., or MMT USA;
•
MakeMyTrip Travel & Tourism L.L.C, or MMT UAE;
•
Bitla Software Private Limited, or Bitla;
•
Quest 2 Travel.com India Private Limited, or Quest 2 Travel;
•
Book My Forex Private Limited, or Book My Forex;
•
Simplotel Technologies Private Limited, or Simplotel;
•
Savaari Car Rentals Private Limited, or Savaari; and
•
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

Our consolidated financial statements and other financial data included in this Annual Report are presented in US dollars. Our business and operations are primarily conducted in India through our Indian subsidiaries, MMT India and redBus India. The functional currency of MMT India and redBus India is Indian Rupees and its revenues and expenses are denominated in that currency. We report our consolidated financial results in US dollars. Solely for the convenience of the reader, this Annual Report contains translations of certain Indian Rupee amounts into US dollars at specified rates. Except as otherwise stated in this Annual Report, all translations from Indian Rupees to US dollars are based on the middle rate of Rs.83.34 per $1.00 on March 31, 2024 as per rates available on www.oanda.com. No representation is made that the Indian Rupee amounts referred to in this Annual Report could have been or could be converted into US dollars at such rates or any other rates. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Unless otherwise indicated, the consolidated financial statements as of March 31, 2023 and 2024 and for the fiscal years ended March 31, 2022, 2023 and 2024 included elsewhere in this Annual Report have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. References to a particular “fiscal year” are to our fiscal year ended March 31 of that year. Our fiscal quarters end on June 30, September 30, December 31 and March 31. References to a year other than a “fiscal” year are to the calendar year ended December 31.

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

We also refer to Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per Share which are non-IFRS measures and most directly comparable to results from operating activities, profit (loss) for the year and diluted earnings (loss) per share for the year, respectively, each of which is an IFRS measure. We use financial measures that exclude share-based compensation costs, merger and acquisitions related expenses, amortization of acquired intangibles, provision for litigations, gain on discontinuation of equity-accounted investment, impairment provision for non-financial assets, net change in value of financial liability relating to acquisitions, change in fair value of financial asset measured at fair value through profit or loss (FVTPL), share of loss (profit) of equity-accounted investees, change in carrying value of financial liabilities measured at amortized cost, interest expense on financial liabilities measured at amortized cost and income tax expense (benefit) for our internal management reporting, budgeting and decision-making purposes, including comparing our operating results to that of our competitors.

A limitation of using Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per Share instead of results from operating activities, profit (loss) for the year and diluted earnings (loss) per share for the year calculated in accordance with IFRS as issued by the IASB is that these non-IFRS financial measures exclude a recurring cost, for example, share-based compensation. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per Share. Because of varying available valuation methodologies and subjective assumptions that companies can use when adopting IFRS 2 “Share based payment,” management believes that providing non-IFRS measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies. For a description of the components and calculation of “Adjusted Operating Profit (Loss)”, “Adjusted Net Profit (Loss)”, and “Adjusted Diluted Earnings (Loss) per Share” and a reconciliation of these non-IFRS measures to the most directly comparable IFRS measures, see “Item 5. Operating and Financial Review and Prospects — Certain Key Performance Indicators and Non-IFRS Measures” elsewhere in this Annual Report.

Constant currency results are financial measures that are not prepared in accordance with IFRS, and assume constant currency exchange rates used for translation based on the rates in effect during the comparable period in the prior fiscal year. Because the impact of changing foreign currency exchange rates may not provide an accurate baseline for analyzing trends in our business, management believes that percentage growth in constant currency is an important metric for evaluating our operations. Constant currency is a non-IFRS measure and it should not be considered as a substitute for measures prepared in accordance with IFRS.

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

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information — D. Risk Factors,” and the following:

•
disruptions or adverse developments, events or incidents affecting our business and financial performance, the travel industry and the economy of India and elsewhere generally;
•
our ability to maintain and expand our supplier relationships;
•
our ability to obtain additional financing to fund future operational needs and to meet our payment obligations under our 2028 Notes;
•
our reliance on information technology, including those from third-party systems and service providers;
•
our ability to expand our business, successfully implement our growth strategy and effectively manage our growth;
•
our reliance on the value of our brands;
•
our ability to attract, train and retain executives and other qualified employees;
•
the potential for disruptive competition in the travel industry in India and worldwide;
•
risks associated with online commerce in cyber security, system interruptions and, data privacy;
•
changing laws and regulations in India and worldwide; and
•
political, economic and social stability in and around India and other key travel destinations.

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

Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

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

Risks Related to Us and Our Industry

Disruptions or Adverse Developments, Events or Incidents in the Travel Industry Could Adversely Affect Our Business and Financial Performance.

Our business and financial performance is affected by the health of the travel industry in India and worldwide. Events specific to the travel industry that could negatively affect our business include changes in supply and pricing, changes in the commercial aviation landscape, fare increases, travel-related strikes, aviation accidents or labor unrest, general civil unrest, fuel price volatility and bankruptcies or liquidations of our suppliers. For example, as the domestic Indian air travel industry is concentrated among a small base of domestic airlines, adverse market developments, particularly among the larger domestic airlines, are more likely to impact our business. Go Airlines (India) Limited, or Go First, being one of our top five domestic airline suppliers in recent years, has suspended all of its flight operations since May 3, 2023 and filed an application for voluntary insolvency resolution proceedings. Go First’s flight operations remain suspended as of the date of this Annual Report. In addition, work stoppages and strikes among airline crew in India in the months of March and April of 2024 led to flight cancellations and delays. These events reduced the supply of air travel tickets available on our platform and resulted in disruptions to our customers’ travel plans.

Additionally, our business is sensitive to safety concerns, and thus our business has in the past been impacted and may in the future be impacted on account of incidents of actual or threatened terrorism, political instability or conflict or other factors due to which travelers become concerned about safety issues. In the past, incidents of terrorist attacks carried out both domestically in India and internationally in other countries have led to sudden disruptions in travel. Natural disasters such as earthquakes, tsunamis, floods, landslides, cyclones and droughts, which have occurred in India and elsewhere in the past, can have an adverse impact on economic activity and travel demand in affected areas. Major public health issues, including outbreaks of disease or other epidemics or pandemics, could have a significant negative impact on our travel business. In recent years, the COVID-19 pandemic and efforts to stop the spread of COVID-19 severely restricted the level of economic activity around the world, had an unprecedented significant negative impact on the global travel industry, and materially impacted our business, financial performance and liquidity position, as well as those of many of the partners on which our business relies. The travel industry globally was severely disrupted by the COVID-19 pandemic throughout much of fiscal years 2021 and 2022, which resulted in significant travel cancellations and a steep reduction of domestic and international travel. The extent and duration of the effects of the COVID-19 pandemic over the longer term on our business, results of operations, cash flows and growth prospects remain uncertain and would be dependent on future developments that cannot be accurately predicted at this time. These include, but are not limited to, impact of COVID-19 pandemic on the travel industry and consumer spending, the occurrence of new mutations or variants and the effectiveness of vaccinations against various mutations or variants of the COVID-19 virus.

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

The global economy may be adversely impacted by unforeseen events beyond our control including incidents of actual or threatened terrorism, regional hostilities or instability, unusual weather patterns, natural disasters, political instability, war between countries and health concerns (including epidemics or pandemics), defaults on government debt, tax increases and other matters that could reduce discretionary spending, tightening of credit markets and further decline in consumer confidence. Ongoing conflicts, such as the war in Ukraine and the Israel-Hamas war, continue to have a significant impact on oil prices, which adversely impacts the travel industry globally, including our business. In addition, the COVID-19 pandemic had a significant negative impact on the travel industry in India, including our business, and around the world. In addition, the uncertainty of macroeconomic factors and their impact on consumer behavior, which may differ across regions, makes it more difficult to forecast industry and consumer trends and the timing and degree of their impact on our markets and business, which in turn could adversely affect our ability to effectively manage our business and adversely affect our results of operations. The weakness and uncertainty in the global economy has negatively impacted both corporate and consumer spending patterns and demand for travel services, globally and in India, and may continue to do so in the future.

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

If We Are Unable to Maintain Existing, and Establish New, Arrangements with Travel Suppliers, Our Business May Be Adversely Affected.

Our business is dependent on our ability to maintain our relationships and arrangements with existing suppliers, such as airlines which supply air tickets to us directly, Amadeus IT Group SA, Travelport Worldwide Ltd and Trip.com (our largest shareholder) and its subsidiaries, our global distribution system or GDS service providers, Indian Railways, hotels, hotel suppliers and destination management companies, bus operators and car hire companies, as well as our ability to establish and maintain relationships with new travel suppliers. In addition, we rely on a limited number of travel suppliers and aggregators to provide the majority of our accommodation and other travel products in markets outside India. A substantial portion of our revenue and Adjusted Margin is derived from fees and commissions negotiated with travel suppliers for bookings made through our websites, mobile platforms or via our other distribution channels. Adverse changes in existing arrangements, including an inability by any travel supplier to fulfill their payment obligation to us in a timely manner, increasing industry consolidation or our inability to enter into or renew arrangements with such parties on favorable terms, could reduce the amount, quality, pricing and breadth of the travel services and products that we are able to offer, which could adversely affect our business, financial condition and results of operations. For example, we have experienced short-term disruptions in the supply of tickets from domestic airlines in the past, such as the recent suspension of flights from May 3, 2023 by Go First, one of our top five domestic airline suppliers for fiscal year 2023. For more information, see “Item 3. Key Information — D. Risk Factors — Risks Related to Us and Our Industry — Disruptions or Adverse Developments, Events or Incidents in the Travel Industry Could Adversely Affect Our Business and Financial Performance.”

In addition, adverse economic developments affecting the travel industry could also adversely impact our ability to maintain our existing relationships and arrangements with one or more of our suppliers. In particular, adverse changes to the overall business and financial climate for the airline industry in India due to various factors including, rising fuel costs, high taxes, non-availability of aircrafts or aircraft engines and related equipment, significant depreciation of the Indian Rupee as compared to the US dollar making travel for Indian consumers outside India more expensive, and increased liquidity constraints, could affect the ability of one or more of our airline suppliers to continue to operate or otherwise meet our demand for tickets, which, in turn, could materially and adversely affect our financial results. In addition, any consolidation involving our suppliers, including in the airline industry, may also adversely affect our existing relationships and arrangements with such suppliers.

No assurance can be given that our agreements or arrangements with our travel suppliers or GDS service providers will continue. In addition, our travel suppliers or GDS service providers may further reduce or eliminate fees or commissions or attempt to charge us for content, terminate our contracts, make their products or services unavailable to us as part of exclusive arrangements with our competitors or default on or dispute their payment or other obligations towards us, any of which could reduce our revenue and Adjusted Margin or may require us to initiate legal or arbitral proceedings to enforce their contractual payment obligations, which may adversely affect our business and financial performance. See also “Item 3. Key Information - D. Risk Factors — Risks Related to Us and Our Industry —Some of Our Airline Suppliers (Including Our GDS Service Providers) May Reduce or Eliminate the Commission and Other Fees They Pay to Us for the Sale of Air Tickets and This Could Adversely Affect Our Business and Results of Operations.”

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

We Have Sustained Operating Losses in the Past and May Experience Operating Losses in the Future.

We sustained operating losses in fiscal years from 2013 to 2022 and in all our fiscal years prior to and including fiscal year 2010. While we generated operating profits in fiscal years 2011, 2012, 2023 and 2024, there can be no assurance that we will continue to be profitable or that we can avoid operating losses in the future. We expect to continue making investments in mobile technology, marketing and sales promotion (including brand building) and customer acquisition programs and expanding our hotels and packages offerings as part of our long-term strategy to increase the contribution of our hotels and packages business and to increase the share of outbound travel from India. The degree of increases in these expenses will be largely based on anticipated organizational growth and revenue trends, the competitive environment, pricing trends and trends in online penetration of the Indian travel market. In recent years, we made significant investments in our ongoing customer inducement and acquisition programs, such as cash incentives and select loyalty program incentive promotions, to accelerate growth in our business in response to increased competition in the domestic travel market in India. Any decrease or delay in generating additional sales volumes and revenue could result in substantial operating losses.

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

Factors affecting our competitive success include, among other things, price, availability and breadth of choice of travel services and products, brand recognition, customer service, fees charged to travelers, ease of use, accessibility and reliability. Certain of our competitors have launched brand marketing campaigns to increase their visibility with customers. In addition, many large hotel chains have launched initiatives, such as increased discounting and incentives, to encourage consumers to book accommodations through their websites. Increased competition in the travel industry may also require us to significantly increase our spending on marketing and sales promotion expenses to promote transactions. Discounting and couponing coupled with a high degree of consumer shopping behavior is particularly common in Asian markets we operate in, while brand loyalty in such markets is less important. In some cases, our competitors are willing to make little or no profit on a transaction, or offer travel services at a loss, in order to gain market share. Some of our competitors have significantly greater financial, marketing, personnel and other resources than us and certain of our competitors have a longer history of established businesses and reputations in the Indian travel market (particularly in the hotels and packages business) as compared to us. From time to time, we may be required to reduce service fees and commissions charged to our customers or suppliers in order to compete effectively and maintain or gain market share.

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

We Have Incurred and May Continue to Incur Significant Expenses to Grow Our Businesses, Including Marketing and Sales Promotion Expenses.

In order to drive our growth strategy in the hotels business, in the past we have incurred increased marketing and sales promotion expenses. Over the last few years, we have also made significant investments in customer acquisition through our customer inducement programs such as cash incentives and select loyalty program incentive promotions, to accelerate growth in our business in response to increased competition in the domestic travel market in India. We may continue to incur such expenses in future, including expenses associated with our strategy of converting our traditional offline customers into online customers. We have incurred and expect to continue to incur expenses associated with customer inducement and acquisition programs primarily in our air ticketing, hotels and packages business to offer cash incentives and select loyalty program incentive promotions from time to time on our booking platforms. We may also increase our marketing and sales promotion expenses as a result of our expansion into new markets and such expenses may not be offset by increased revenue particularly at the initial commencement of business in these new markets. We may also be required to lower our fees and commissions charged to hotel suppliers to retain and increase our market share in response to competitors that are able to negotiate better rates and higher performance linked and other incentives from such suppliers, including new entrants with greater financial resources than us. We may also incur increasing marketing and sales promotion expenses as we grow our redBus business in India as well as overseas, and which competes with various national and regional competitors.

We Rely on Third-Party Systems and Service Providers, and Any Disruption or Adverse Change in Their Businesses Could Have a Material Adverse Effect on Our Business.

We currently rely on a variety of third-party systems, service providers and software companies. These include our GDS service providers and other electronic central reservation systems used by airlines, various offline and online channel managing systems and reservation systems used by hotels and accommodation suppliers and aggregators. We also rely on systems used by Indian Railways, systems used by bus and car operators and aggregators, technologies used by payment gateway providers, as well as systems used by the local transit authorities, amusement parks, tourist attractions. In particular, we rely on third parties and their systems to:

•
enable searches for airfares and process air ticket bookings;
•
process hotel reservations;
•
process bus ticket bookings, car rental reservations and services under activities and experiences, a category of services that allows our users to buy tickets to attractions and many other travel and local activities in their region;
•
process credit card, debit card, net banking, e-wallet and other modes of online payments;
•
provide information technology infrastructure critical to our business; and
•
provide customer relationship management, or CRM, software services.

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

Part of our growth strategy is the pursuit of strategic investments and acquisitions, and we have made a number of investments and acquisitions in the past. For example, in January 2017, we acquired ibibo Group Holdings (Singapore) Pte. Ltd. or, ibibo Group, which provides online travel services. In July 2018, we acquired Bitla, which provides technology support for bus operators. In April 2019, we acquired a majority equity interest in Quest 2 Travel, which provides travel solutions for various corporates across India, and now hold 100% of the equity interest in Quest 2 Travel. In April 2022, we acquired a majority interest in Book My Forex, which offers currency exchange, multi-currency prepaid forex cards, and cross border remittances, as well as other ancillary products, to Indians travelling abroad. In September 2022, we acquired an additional equity interest in Simplotel, which is engaged in building websites and booking technology for hotels, and now hold a majority equity interest in Simplotel. In December 2023, we acquired a majority equity interest in Savaari which is engaged in the business of providing car rental services in India. We believe that our investments and acquisitions serve to strengthen our presence in key geographic markets and expand the travel products and services that we offer to our customers.

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

For details on our investments and acquisitions, see “Item 4. Information On the Company — History and Development of the Company — Investments, Acquisitions and Disposals.”

Our Results of Operations Are Subject to Fluctuations in Currency Exchange Rates.

Our presentation currency is the US dollar. However, the functional currency of MMT India and redBus India, our key operating subsidiaries, is the Indian Rupee. We receive a substantial portion of our revenue in Indian Rupees and most of our costs are incurred in Indian Rupees. Any fluctuation in the value of the Indian Rupee against the US dollar, such as approximately 3.4% depreciation in the average value of the Indian Rupee as compared to the US dollar in fiscal year 2024 as compared to the average value of the Indian Rupee against the US dollar in fiscal year 2023, will affect our results of operations. The drop in the average value of the Indian Rupee as compared to the US dollar and other foreign currencies in fiscal years 2022, 2023 and 2024 adversely impacted the Indian travel industry as it made outbound travel for Indian consumers more expensive. In addition, our exposure to foreign currency risk also arises in respect of our non-Indian Rupee-denominated trade and other receivables, trade and other payables, loans and borrowings and cash and cash equivalents.

Based on our operations in fiscal year 2024, a 10.0% appreciation of the US dollar against the Indian Rupee as of March 31, 2024, assuming all other variables remained constant, would have decreased our profit for fiscal year 2024 by $21.5 million. Similarly, a 10.0% depreciation of the US dollar against the Indian Rupee as of March 31, 2024, assuming all other variables remained constant, would have increased our profit for fiscal year 2024 by $21.5 million.

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

We outsource our call center service for sales of all international flights and for post-sales customer service support for all flights (domestic and international), hotel reservations and packages, bus ticketing, car hire, rail and other services as well as back office fulfillment and ticketing services, to various third parties in India. If our outsourcing service providers experience difficulty meeting our requirements for quality and customer service standards, our reputation could suffer and our business and prospects could be adversely affected. Our operations and business could also be materially and adversely affected if our outsourcing service providers face any operational or system interruptions.

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

We Rely on Information Technology to Operate Our Business and Maintain Our Competitiveness, and Any Failure to Adapt to Technological Developments or Industry Trends in Information Technology Could Harm Our Business.

The markets in which we compete are characterized by rapidly changing technology, evolving industry standards, competitor consolidation, frequent new service announcements and changing consumer demands. We may not be able to keep up with these rapid changes. In addition, these market characteristics are heightened by the progress of technology adoption in various markets, including the continuing adoption of the internet and online commerce in certain geographies and the emergence and growth of the use of smartphones and tablets for mobile e-commerce transactions, including through the increasing use of mobile applications. New developments in other areas, such as cloud computing, could make entering our markets easier for competitors due to lower upfront technology costs. As a result, our future success depends in part on our ability to adapt to rapidly changing technologies, to adapt our services and online platforms to evolving industry standards and to continually innovate and improve the performance, features and reliability of our services and online platforms in response to competitive service offerings and the evolving demands of the marketplace. In particular, it is increasingly important for us to effectively offer our services on mobile devices through mobile applications and mobile-optimized websites. Any failure by us to successfully develop and achieve customer adoption of our mobile applications and mobile optimized websites would have a material and adverse effect on our growth, market share, business and results of operations. We believe that ease-of-use, comprehensive functionality and the look and feel of our mobile applications and mobile-optimized websites are increasingly critical as consumers obtain more of their travel and related services through mobile devices. As a result, we intend to continue to invest in the maintenance, development and enhancement of our websites and mobile platforms. Further, technical innovation often results in bugs and other system failures. Any such bug or failure, especially in connection with a significant technical implementation could result in loss of business, harm to our brands or reputation, customer complaints and other adverse consequences, any of which could adversely affect our business, financial condition and results of operations.

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

Our Use of Artificial Intelligence, Machine Learning and Automated Decision-Making Gives Rise to Legal, Business and Operational Risks. Legal, Regulatory, Social and Ethical Issues Relating to the Use of Artificial Intelligence and Machine Learning Technologies in our Offerings and Business May Result in Reputational Harm and Liability.

We recently began incorporating the use of artificial intelligence tools and technologies into our business operations, including in relation to features such as personalized travel recommendations and product pricing. The use of artificial intelligence in our business presents risks and challenges, including that algorithms may be flawed, datasets may be insufficient, erroneous, stale, or contain biased information, or content chosen for display to customers by artificial intelligence systems may be discriminatory, offensive, illegal, or otherwise harmful. In addition, we may face operational risks with integrating artificial intelligence tools and technologies into our platform. These deficiencies and other failures of artificial intelligence systems could subject us to competitive harm, regulatory action, legal liability, and brand or reputational harm. In addition, artificial intelligence is complex and rapidly involving, and there is no guarantee that our artificial intelligence focused initiatives will be competitive or attract more customers to our platform.

Some of Our Airline Suppliers (Including Our GDS Service Providers) May Reduce or Eliminate the Commission and Other Fees They Pay to Us for the Sale of Air Tickets, and This Could Adversely Affect Our Business and Results of Operations.

In our air ticketing business, we generate revenue through commissions and incentive payments from airline suppliers, service fees charged to our customers and fees or incentives earned from our GDS service providers. Our airline suppliers may reduce or eliminate the commissions and incentive payments they pay to us. Over the last few years, airlines in India have reduced the base commissions paid to travel agencies, which has had an adverse impact on our business. In addition, some airlines have recently started to offer air tickets at discounted or lower rates on their own booking platforms. If airlines continue to move away from distribution through GDS service providers and use other distribution channels, it may result in a decrease in our fees or incentives earned from our GDS service providers.

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

We believe continued investment in our brands, “MakeMyTrip”, “Goibibo”, and “redBus”, is critical to retain and expand our business. We believe that our brands are well respected and recognized in the Indian travel market. We have invested in developing and promoting our brands and expect to continue to incur expenses to maintain our brands’ value to enable us to compete against increased spending by our competitors, as well as against emerging competitors, including search engines and meta-search engines, and to allow us to expand into new geographies and products where our brands are not well known. There is no assurance that we will be able to successfully maintain or enhance consumer awareness of our brands. Even if we are successful in our branding efforts, such efforts may not be cost-effective. If we are unable to maintain or enhance consumer awareness of our brands and generate demand in a cost-effective manner, it would negatively impact our ability to compete in the travel industry and would have a material adverse effect on our business.

Negative events or circumstances could also adversely affect consumer perception and the value of our brands. Unfavorable publicity regarding, among other things, our business model, product offerings, customer service and support, sales and marketing activities, platform quality, privacy or security practices, regulatory compliance and financial or operating performance could adversely affect our reputation. Such negative publicity could also harm the size of our network and the engagement and loyalty of our users that utilize our platform, which could adversely affect our business, financial condition, results of operations and prospects. In addition, the foregoing risks are increased by the widespread use of social media and the increasing incidence of fake or unsubstantiated news, particularly on social media and other online platforms.

See also “Item 3. Key Information — D. Risk Factors — Risks Related to Us and Our Industry — We Cannot Be Sure That Our Intellectual Property Is Protected from Copying or Use by Others, Including Current or Potential Competitors, and We May Be Subject to Third Party Claims for Intellectual Property Rights Infringement”.

We May Not Be Successful in Implementing Our Growth Strategies.

Our growth strategies involve expanding our hotels and packages business including through our travel agents’ network, franchise owned stores and in particular, our outbound air ticketing and hotels business for overseas travel, expanding our service and product offerings, enhancing our service platforms by investing in technology, expanding into new geographic markets and pursuing strategic partnerships and acquisitions.

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

We are also subject to additional risks involved in our strategies of expanding into new geographic markets and pursuing strategic partnerships and acquisitions. See “Item 3. Key Information — D. Risk Factors — Risks Related to Us and Our Industry— Our International Operations Involve Additional Risks” and “— Our Strategic Investments and Acquisitions May Not Bring Us Anticipated Benefits, and We May Not Be Successful in Pursuing Future Investments and Acquisitions.”

Our International Operations Involve Additional Risks.

We have been operating in the United States since 2000, servicing mainly the air ticketing needs of non-resident Indians in the United States traveling inbound to India. We launched our website in the UAE in December 2009. We plan to continue to tailor our services and business model to the unique circumstances of such markets to succeed, including building new supplier relationships and customer preferences. We have also expanded, and intend to continue to expand, our business in other new markets, particularly those with a significant non-resident Indian population as well as those with proximity to India or favored by Indian travelers. We had previously entered into new geographies in Southeast Asia, in Europe and in Latin America through our acquisitions of Luxury Tours, the ITC Group, the Hotel Travel Group, the EasyToBook Group and the redBus entities in Peru and Colombia. These acquisitions have not always yielded the benefits that we anticipated. For example, after we acquired the Hotel Travel Group in 2012, we experienced a significant reduction in its operations and that resulted in the recognition of an impairment of goodwill and brands of $14.6 million in fiscal year 2017.

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

In addition, we rely on various third-party distribution channels (such as marketing affiliates) to distribute hotel accommodation and airline ticket reservations. Should one or more of such third parties cease distribution of reservations made through us, or suffer deterioration in its search or meta-search ranking, due to changes in search or meta-search algorithms or otherwise, our business, market share and results of operations could be negatively affected.

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

We have entered into agreements with banks and certain companies that handle the processing of customer credit and debit card transactions to facilitate customer bookings for travel products and services on our platform. However, we may be liable for accepting fraudulent international credit cards on our websites. In the fiscal year 2024, we experienced losses amounting to $0.4 million due to unauthorized credit and debit card transactions. These losses were associated with disputed settlements and refunds resulting from credit card or digital commerce fraud committed by third parties primarily on our websites. These fraudulent activities primarily involved the purchase of air tickets and hotels and packages products using counterfeit credit cards. Additionally, we may encounter other payment disputes with customers for such sales. If we fail to effectively combat the usage of fraudulent credit cards, our revenue from these transactions could be at risk, as demands from relevant banks and credit card processing companies may arise. Consequently, our financial condition and results of operations may be adversely affected.

We are exposed to risks related to security breaches affecting third parties engaged in online business activities. As consumers are generally concerned about security and privacy online, any publicized security issues could potentially diminish their willingness to provide personal information or engage in commercial electronic commerce transactions as a whole, including through our services. Some of our business operations involve collaborating with third-party marketing affiliates that may generate travel reservations using our infrastructure or other systems. Moreover, security breaches at third parties such as travel service providers, payment processors or GDS service providers, that we rely on could impact consumers utilizing our services. If a security breach were to occur at any of these third-party marketing affiliates, travel service providers, payment processors, GDS service providers or other third parties, it could be perceived as a breach of our own systems by consumers. Such incidents could result in negative publicity, trigger notification requirements, harm our reputation, expose us to the risk of losses or litigation and potentially subject us to regulatory penalties and sanctions. Furthermore, these third parties may not adhere to applicable disclosure and other requirements, which could expose us to liability.

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

Our key logos are also registered trademarks in India, including “MakeMyTrip”, “MMTBLACK”, “MakeMyTripMyBusiness”, “go-mmt”, “GoStays”, “GoIbibo”, “Ibibo”, “MAKEMY”, “MYTRIP”, “GoTribe”, “GoCash”, “redbus.in”, “redRail” and “Primo”. To protect the marks of MakeMyTrip, Goibibo and redBus, we file objections before the trademark registry from time to time against deceptively similar trademarks.

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

Changing Laws, Rules and Regulations and Legal Uncertainties in India May Adversely Affect Our Business and Financial Performance.

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

We are subject to proceedings and notices under the Motor Vehicles Act, 1988, or the MV Act, challenging the status of our redBus and Savaari business, and may be subject to similar challenges in future. See also “Item 8. Financial Information – Consolidated Statements and Other Financial Information – Legal Proceedings – Other Proceedings – Writ petition filed in the Delhi High Court regarding applicability of the Motor Vehicles Act, 1988, as amended, or the MV Act, to the redBus business.” In addition, amendments to the MV Act which became effective in 2019 and 2020, and guidelines issued thereunder, introduced a license requirement for “aggregators”, defined as digital intermediaries or market places for passengers to connect with drivers for transportation. Such guidelines specify compliance requirements with respect to the aggregator’s online platform, including safety features, data storage in India, fare regulation and responsibilities with respect to drivers on the platform. In the event any portion of our business is deemed to require a license under any covered categories in the MV Act, we may be required to obtain a license and comply with conditions therein. Although we believe that our business is compliant with applicable laws, depending on the outcome of the above-mentioned proceedings, as well as amendments to the MV Act or any other applicable laws, we may be required to adhere to additional compliance requirements.

The Consumer Protection Act, 2019, along with the Consumer Protection (E-Commerce) Rules, 2020, or the CPA, regulates matters relating to consumer rights, unfair trade practices and false or misleading advertising, and also establishes regulatory authorities, including to address complaints, conduct investigations and adjudicate disputes. The rules impose obligations on marketplace and inventory e-commerce entities and sellers relating to the conduct of business and disclosure of information. In addition, the Government of India, invited comments in June 2021 on draft amendments to the Consumer Protection (E-Commerce) Rules, 2020, which include various compliance requirements, including registration of e-commerce entities, restrictions on certain sales and marketing activities and disclosure requirements. The timing or impact of such amendments, which remain in draft form, are not yet certain. We may incur increased compliance costs in order to comply with these new requirements, which may also require significant management time and other resources, and any failure to comply may adversely affect our business and results of operations. The Central Consumer Protection Authority, a regulatory authority established under the CPA, issued guidelines in 2023 to prevent and regulate certain “dark pattern” practices, and is applicable to all platforms offering goods and services in India, advertisers and sellers. These practices include false urgency, basket sneaking, confirm shaming, forced action, subscription trap, interface interference and others. Such new requirements may further evolve and be subject to varying interpretation and may cause us to incur increased compliance costs and make changes to our products, practices or other aspects of our business, and any failure to comply may adversely affect our business. Further, while we are in our view, fully compliant with the CPA and the laws and regulations framed thereunder, we face risks of interpretations being taken of the CPA and subordinate legislation which may not be consistent with our interpretation, and also risk of enforcement authorities providing relief to customers under the CPA over and above what the CPA and subordinate legislation may provide.

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

Under India's foreign direct investment policy (FDI Policy) and the Indian Foreign Exchange Management Act, 1999 (or the FEMA), prior government approval will be required for any non-debt investment into India by non-resident entities from countries that share a land border with India or where the beneficial owner of such an investment is situated in or is a citizen of any such country, as well as for any transfer of any such proposed or existing non-debt investment, directly or indirectly, that would result in ownership by any such non-resident entity or beneficial owner. The list of land border countries includes Afghanistan, Bangladesh, Bhutan, the People’s Republic of China, Myanmar, Nepal and Pakistan. This approval requirement applies to investments in all sectors, including those that previously did not require such approval, such as travel and tourism. The term “beneficial owner” has not yet been defined for purposes of the FDI Policy and the FEMA. If we are deemed to be a non-resident entity or an entity with a beneficial owner restricted by these amendments, prior government approval will be required for investments in non-debt instruments in our direct and indirect Indian subsidiaries and group entities, including MMT India and redBus India, as well as for any such proposed investments or acquisitions by us or our affiliates, including MMT India, redBus India and affiliates which are not resident in India. Investments in our ordinary shares, including upon conversion of our Class B shares or our 2028 Notes, and our Class B shares would be deemed to be non-debt investments into our Indian subsidiaries, including MMT India and redBus India. Accordingly, under the current FDI Policy and the FEMA rules, any proposed holder of our ordinary shares or our Class B shares that is a non-resident entity from a country that shares a land border with India or where the beneficial owner of such an investment is situated in or is a citizen of any such country would need to obtain prior government approval in India, and any holder or beneficial owner of our 2028 Notes that is a non-resident entity from a country that shares a land border with India or where the beneficial owner of such an investment is situated in or is a citizen of any such country will not be able to convert such notes into ordinary shares without such approval.

One of our subsidiaries, Book My Forex is into business of providing forex related services to its customers, which is highly regulated in India. Firms in financial or forex related services have been subject to an increasingly regulated environment over recent years, and penalties and fines sought by regulatory authorities have increased accordingly.

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

Changing Tax Laws, Rules and Regulations, Including Adverse Application Thereof, May Adversely Affect Our Business and Financial Performance.

We believe that a significant portion of the income derived from our operations will not be subject to tax in countries in which we conduct activities or in which our customers are located, other than Mauritius, UAE, India, the United States, Malaysia, Thailand, Singapore, Peru, Columbia and Indonesia. However, this belief is based on the anticipated nature and conduct of our business, which may change. It is also based on our understanding of our position under the tax laws of the countries in which we have assets or conduct activities. This position is subject to review and possible challenge by taxing authorities and to possible changes in law that may have retroactive effect.

The application of various Indian and international tax laws, rules and regulations to our services and products is subject to interpretation by the applicable taxing authorities. In India, tax authorities can issue notices calling for information for scrutiny within fifteen months from the end of the relevant financial year, which may be further extended up to eleven years for different tax returns and under specified circumstances. In addition, tax authorities may dispute claims or positions taken in the tax returns filed due to divergent interpretations of provisions of law or otherwise. We have received notices from Indian tax authorities for demands of service tax and goods and service tax on certain matters, some of which relate to the travel industry in India and involve complex interpretations of law. We have also received notices and various assessment orders from the Indian income tax authorities, to which we have responded. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings — Tax Proceedings.”

Our results of operations could be materially and adversely affected if we become subject to a significant amount of unanticipated tax liabilities. For example, under the India General Anti Avoidance Rules, or GAAR, which came into effect on April 1, 2017, any income accruing or arising from transfer of investments made before April 1, 2017 is exempted from GAAR provisions. If the GAAR provisions are applied to such arrangements or to our Indian subsidiaries, this could result in the denial of tax benefits, amongst other consequences, which could have an adverse impact on our business and financial performance.

Many of the statutes and regulations that impose these taxes were established before the growth of the internet, mobile networks and e-commerce. If such tax laws, rules and regulations are amended, new adverse laws, rules or regulations are adopted or current laws are interpreted adversely to our interests, particularly with respect to occupancy or value-added or other taxes, the result could increase our tax liabilities (prospectively or retrospectively) and reporting obligations, including requirements to provide information about travel suppliers, customers, and transactions on our technology platform. The outcome of these changes may have an adverse effect on our business or financial performance, including a decrease in demand for our products and services if we pass on such costs to the consumer; an increase in the volume and cost of our tax reporting and compliance obligations; or limit the scope of our business activities if we decide not to conduct business in particular jurisdictions.

UAE’s corporate tax legislation has been applicable to our entities in UAE since April 1, 2024. The legislation provides that qualifying income of free zone entities in UAE is exempt from corporate tax, subject to satisfaction of certain conditions. However, non-qualifying income will be taxable at the rate of 9%. The corporate tax laws introduced in UAE are currently nascent, and any future amendments, new rules or a divergent view of tax authorities with respect to our tax positions could materially and adversely affect are business operations and financial performance.

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

India’s new Digital Personal Data Protection Act, 2023, or the DPDP Act, which will become effective upon notification by the Government of India, regulates the collection, processing, storage, transfer and use of personal data either collected in digital form or otherwise and later digitized. The law seeks to protect the rights of data principals, or individuals to whom the data relates, and impose obligations and duties on data fiduciaries, which determine the purpose and means of processing such data, including with other entities. In particular, the DPDP Act provides data principals with various rights, including to access information on processing and sharing of data by data fiduciaries, to correct, update or erase data and to have grievances redressed by a data fiduciary or a consent manager registered with the Data Protection Board of India, or the DPBI, a new regulatory authority established under the DPDP Act. Obligations on data fiduciaries include that processing of personal data is only permitted with consent or for certain uses, that the data fiduciary remains responsible for compliance with requirements for processing, including by third party data processors, and requirements for reasonable security safeguards to protect data from breach and notifications to data principals and the DPBI, including for any data breach, and special provisions for data of children and persons with disabilities. Data fiduciaries can also be designated by the Government of India, based on volume and sensitivity of data processed and other factors, as significant data fiduciaries subject to increased regulatory requirements, including to appoint a data protection officer and an independent data auditor and requirements for periodic data protection impact assessment and audit. The DPBI has powers to impose penalties of up to Rs. 2.5 billion (approximately $0.03 billion) for breaches of the DPDP Act. The impact of the DPDP Act and any rules thereunder, which are yet to be promulgated, are not yet certain. Such requirements may require us to incur increased compliance costs and make changes to our business, and any failure to comply may adversely affect our business and results of operations.

Practices regarding the collection, use, storage, transmission and security of personal information by companies operating over the internet have recently come under increased public scrutiny around the world. In the European Union and the United Kingdom, the General Data Protection Regulation, or GDPR and the Data Protection Act 2018, require companies to implement and comply with regulations regarding the storage and handling of personal data, including but not limited to its collection, use, sharing, protection and the ability of persons to determine the purposes for which their personal data may be processed and to access, correct or delete such data. The legality of cross-border mechanisms for data transfers from the European Union and United Kingdom to the United States and other countries not deemed ‘adequate’ by the European Commission also continues to raise uncertainty for e-commerce companies. Any failure to comply with the GDPR could result in penalties for non-compliance, including possible fines of up to the greater of €20 million (approximately $21.6 million) and 4% of our total annual revenue for the preceding financial year for the most serious violations, as well as the right to compensation for financial or non-financial damages claimed by individuals. In addition, other countries in Asia, Europe, Latin America and North America have passed or are considering privacy regulations similar to the GDPR, resulting in additional compliance burdens and uncertainty as to how some of these laws will be interpreted.

Any liability we may incur for violation of various global laws and regulations and related costs of compliance and other burdens may adversely affect our business and profitability. We could be adversely affected if legislation or regulations are expanded to require changes in our business practices or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our business, results of operations or financial condition. For example, the India Digital Personal Data Protection Act, or DPDP Act, which will become effective upon notification by the Government of India, regulates data fiduciaries and processors and data localization, provides Indian citizens with the right to access, correct or require deletion of their personal data, and establishes a data protection board. The DPDP Act and related legislation may require us to change our business practices and marketing initiatives and result in us incurring significant compliance costs. If similar legislation is enacted, we may incur additional compliance costs and it may affect us in other ways that which we are currently unable to predict.

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

As of March 31, 2024, Trip.com Group Limited, or Trip.com, beneficially owns 100.0% of our issued and outstanding Class B Shares and 45.95% of our aggregate ordinary shares and Class B Shares. For more information, see “Item 7. Major Shareholders and Related Party Transactions” and “Item 10. Additional Information – B. Memorandum and Articles of Association – Amended and Restated Trip.com Investor Rights Agreement.”

Trip.com has the ability to exercise significant influence over our company and certain aspects of our affairs and business, including the election of directors, the timing and payment of dividends, the adoption and amendments to our Constitution, the approval of a merger or sale of substantially all our assets and the approval of most other actions requiring the approval of our shareholders. As a result of its ownership of our Class B Shares, Trip.com is entitled to nominate five directors to our board of directors (one of whom shall be a resident of Mauritius). So long as Trip.com beneficially owns 10% or more of our issued and outstanding voting securities (subject to adjustment for any share split, share dividend, recapitalization, reclassification or similar transaction in respect of any such ordinary shares), it will be entitled to nominate a number of directors to our board of directors in proportion to its beneficial ownership in our company. In addition, under the Amended and Restated Trip.com Investor Rights Agreement, one Independent Director must be appointed from a pool of candidates recommended by Trip.com and approved by Mr. Deep Kalra and Mr. Rajesh Magow, a majority of Independent Directors must be appointed from a pool of candidates approved by Mr. Deep Kalra, Mr. Rajesh Magow and a majority of the Trip.com directors and one of the investor directors designated by Trip.com shall be entitled to exercise the casting vote to which the chairman of the board of directors would otherwise have been entitled pursuant to Article 114 of our Constitution. Under the Amended and Restated Trip.com Investor Rights Agreement, Trip.com and its affiliates are not restricted from purchasing additional ordinary shares of MakeMyTrip in the open market and can further increase their ownership in MakeMyTrip Limited up to 74.9% under the Amended and Restated Trip.com Investor Rights Agreement, which means that Trip.com and its affiliates may acquire enough ordinary shares of MakeMyTrip Limited to control more than a majority of our issued and outstanding voting securities and consequently the right to appoint a majority of our board of directors. In addition, important matters relating to MakeMyTrip Limited which constitute Reserved Matters (as defined herein) must be approved by a majority of the total number of directors (including the Class B directors) and a majority of the Class B directors, which provides Trip.com and its affiliates with significant veto rights over such matters. The Terms of Issue governing the Class B Shares, or the Terms of Issue, also provide that certain transferees of Class B Shares may, subject to certain minimum ownership thresholds, acquire some of the same rights with respect to board representation and Reserved Matters that Trip.com currently has.

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

We Could Face Liability For Information or Content On or Accessible Through Our Platform.

We could face claims relating to information or content that is made available on our platform. Our customers may rely on the description of the products and services presented on our websites and platforms to ascertain the quality of the accommodation, service or other product. We receive information utilized in the descriptions on our websites and platforms directly from the accommodation or other suppliers or through reviews from our customers. Although, content on our platform is typically generated by third parties, and not by us, claims of defamation, disparagement, negligence, warranty, personal harm, intellectual property infringement, or other alleged damages could be asserted against us. To the extent that the information presented on our websites and platforms does not reflect the actual quality of product or service, we may face customer complaints that may have an adverse effect on our reputation and the likelihood of repeat customers, which in turn may adversely affect our business and may also cause financial loss, in case we are required to pay damages or compensation for loss caused to customers.

We are subject to existing and evolving regulatory regimes that increase potential liability for information or content available on our platform. For example, the Information Technology (Intermediary Guidelines and Digital Media Ethics Code) Rules, 2021, as amended, or the Intermediary Guidelines, impose certain obligations on intermediaries to review content and users, make reasonable efforts not to, and to cause its users not to, host, display or transmit specified categories of non-compliant content, including any content identified as fake, false or misleading by the fact check unit of the Press Information Bureau, Ministry of Electronics and Information Technology, Government of India and take action against non-compliant users and remove or disable access to such content. Such changes and evolving interpretation of such rules may cause us to incur increased compliance costs, and any failure to comply may adversely affect our business. The Ministry of Electronics and Information Technology, Government of India, has proposed, as part of public consultations, a framework for a new Digital India Act emphasizing open Internet principles, online safety and trust and accountability of intermediaries. This proposed new bill is not yet in draft form and is expected to replace or update the Information Technology Act, 2000, and may lead to increased compliance requirements and costs.

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

We May Not Have the Ability to Raise the Funds Necessary to Meet Our Payment Obligations Under Our 2028 Notes.

Holders of our 2028 Notes will have the right to require us to repurchase such 2028 Notes on February 15, 2026, and upon the occurrence of a fundamental change, in each case, at a repurchase price equal to 100% of the principal amount of the 2028 Notes to be repurchased, plus accrued and unpaid special interest, if any. However, we may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of the 2028 Notes. In addition, our ability to repurchase and/or redeem our 2028 Notes may be limited by law, by regulatory authority or by agreements governing our future indebtedness. Our failure to repurchase our 2028 Notes or pay the redemption price with respect to our 2028 Notes or repay the principal at a time when the repurchase or such payment is required by the indenture governing our 2028 Notes would constitute a default under the indenture. A default under the indenture governing our 2028 Notes offered hereby could also lead to a default under agreements governing our future indebtedness. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase our 2028 Notes or make required payments on our 2028 Notes when due.

Our Failure to Implement And Maintain Effective Internal Control Over Financial Reporting May Result in Material Misstatements in Our Financial Statements Requiring Us to Restate Financial Statements in The Future, Cause Investors to Lose Confidence in Our Reported Financial Information And Have a Negative Effect on Our Stock Price.

Our management had in past identified a material weakness in our internal control over financial reporting and we took steps to remediate the same, we cannot assure you that additional material weaknesses in our internal control over financial reporting will not be identified in the future. Any failure to maintain or improve existing controls or implement new controls could result in material misstatements in our financial statements and adversely affect the results of annual management evaluations regarding the effectiveness of our internal control over financial reporting. In addition, any such failure could result in material weaknesses and cause us to fail to meet our periodic reporting obligations which in turn could cause our shares to be de-listed or suspended from trading on the Nasdaq Global Market. Also, any of the foregoing may cause investors to lose confidence in our reported financial information, leading to a decline in our share price.

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

Climate Change May Have An Adverse Impact On Our Business.

Our business may also be negatively impacted by climate change. Direct effects may include disruptions to travel and to our operations due to more frequent or severe storms, hurricanes, flooding, rising sea levels, shortages of water, droughts and wildfires. Rising seas also degrade beaches and pose significant risks to the viability of some low-lying destinations, such as Seychelles and the Maldives. Indirect effects may include a significant shift in consumer preferences, which we may not successfully adapt to, or the general harm to our business as a result of a general perception of travel as an environmental harm. These and other climate change related impacts could have a significant adverse impact on our business in the short, medium and long term. Further, there is uncertainty around the accounting standards and climate-related disclosures associated with emerging laws and reporting requirements and the related costs to comply with the emerging regulations could be significant. Experiencing or addressing the various physical, regulatory and adaptation/transition risks from climate change may impact our business, results of operations, or financial condition.

Risks Related to Operations in India

A Substantial Portion of Our Business and Operations Are Located in India and We Are Subject to Regulatory, Economic, Social and Political Uncertainties in India.

A substantial portion of our business and most of our employees are located in India, and we intend to continue to develop and expand our business in India. Consequently, our business, financial performance and the market price of our ordinary shares will be affected by prevailing economic conditions, changes in government policies, including taxation policies and foreign investment policies, social and civil unrest and other political, social and economic developments in or affecting India.

The Government of India has exercised and continues to exercise significant influence over many aspects of the Indian economy. Since 1991, successive Indian governments have generally pursued policies of economic liberalization and financial sector reforms, including by significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant and we cannot assure you that such liberalization policies will continue. The rate of economic liberalization could change, and specific laws and policies affecting travel service companies, e-commerce, data, foreign investments, currency exchange rates and other matters affecting investments in India could change as well or be subject to unfavorable changes, interpretations, or uncertainty, including by reason of limited administrative or judicial precedents. There can be no assurance that the Government of India may not implement new regulations and policies, which will require us to obtain approvals and licenses or impose onerous requirements and conditions on our operations. In addition, if any negative diplomatic relations, trade dispute or political tension arises between India and other countries, it could reduce levels of trade, investment, technological exchanges, and other economic activities between India and such countries. Such tensions could also affect travel volumes and demand for travel-related products and services. A significant change in India’s policy of economic liberalization and deregulation, or any social or political uncertainties or tensions, could adversely affect our business, financial condition, results of operations and prospects.

See also “Item 3. Key Information — D. Risk Factors — Risks Related to Us and Our Industry — Changing Laws, Rules and Regulations and Legal Uncertainties in India May Adversely Affect Our Business And Financial Performance” and “Item 3. Key Information — D. Risk Factors — Risks Related to Us and Our Industry — Changing Tax Laws, Rules and Regulations, Including Adverse Application Thereof, May Adversely Affect Our Business and Financial Performance.”

As the Domestic Indian Market Constitutes a Significant Source of Our Revenue, a Slowdown in Economic Growth in India Could Cause Our Business to Suffer.

In fiscal years 2022, 2023 and 2024, 98.6%, 96.3% and 93.1%, respectively, of our revenue was derived directly from sales by our subsidiaries in India. The performance and growth of our business are necessarily dependent on economic conditions prevalent in India, which may be materially and adversely affected by political instability or regional conflicts, a general rise in interest rates, inflation, and economic slowdown elsewhere in the world or otherwise. For a large part of 2020 to 2022, the global economy (including India) was affected by the COVID-19 pandemic, which resulted in a sharp decline in economic activities and consumer spending. More recently, inflation and other macroeconomic pressures, such as high interest rates, energy price volatility and inflationary pressures, have contributed to an increasingly complex macroeconomic environment. The Indian economy also remains largely driven by the performance of the agriculture sector, which depends on external factors such as the quality of the monsoon season each year.

A change in government or in economic and deregulation policies could adversely affect economic conditions prevalent in the areas in which we operate our business. For example, in November 2016, the Government of India and the Reserve Bank of India issued notifications withdrawing certain high-value denominations of currency notes as legal tender, which resulted in a short-term negative impact on the economy, including the travel industry. Further, in May 2023, the Reserve Bank of India issued notification withdrawing denomination of currency notes of 2000 Indian Rupees from circulation with effect from September 30, 2023. These and similar future measures may adversely affect India’s economy and growth rate. In the past, economic slowdowns in the Indian economy have harmed the travel industry as customers have less disposable income for their travels, especially holiday travel. The conflict between Ukraine and Russia, as well as in the Middle East, has contributed to significant volatility in global economic conditions and has had a negative impact on the global economy, which could dampen demand for India’s exports. In addition, supply chain disruptions could further affect India’s economy and exacerbate the effect of inflation. Any slowdown in the Indian economy or increase in inflation could have a material adverse effect on the demand for the travel products we sell and, as a result, on our financial condition and results of operations.

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

Terrorist attacks and other acts of violence or war, such as the outbreak of war between Ukraine and Russia in 2022 and between Israel and Hamas in 2023, as well as any associated conflict escalations surrounding those regions, may have a negative effect on tourism in the region. For example, events such as border conflicts between India and People’s Republic of China in the Himalayan Region in 2020, the terrorist attacks in France, Belgium and the United Kingdom between 2015 and 2017, in Jammu and Kashmir, India and in Sri Lanka in 2019, as well as other neighboring countries, may adversely affect the Indian markets and the worldwide financial markets. As many terrorist attacks tend to be focused on tourists or tourist destinations, such acts may also result in a reduction in confidence in the Indian travel industry and could adversely impact our business and prospects. In addition, any deterioration in international relations between India and other countries may result in concerns regarding regional stability, which could adversely affect the price of our ordinary shares. The occurrence of any of these events may result in a loss of business confidence and have an adverse effect on our business and financial performance.

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

India regulates ownership of Indian companies by foreigners, although some restrictions on foreign investment have been relaxed in recent years. These regulations and restrictions may apply to acquisitions by us or our affiliates, including MMT India, redBus India and affiliates that are not resident in India, of shares in Indian companies or the provision of funding by us or any other entity to Indian companies within our group. For example, under the Government of India’s consolidated foreign direct investment policy, or FDI policy, and India’s Foreign Exchange Management Act, 1999, and the rules and regulations thereunder, each as amended, or FEMA, additional requirements are applicable to foreign investments in India, including requirements with respect to downstream investments by Indian companies owned or controlled by foreign entities, and the transfer of ownership or control of Indian companies in sectors with caps on foreign investment from resident Indian persons or entities to foreigners, as well as such transactions between foreigners. These requirements, which include restrictions on pricing, valuation of shares and sources of funding for such investments and may in certain cases, include prior notice to or approval of the Government of India, may adversely affect our ability to make future acquisitions or investments in India.

In addition, pursuant to amendments in April 2020 to the FDI policy and the FEMA rules, prior government approval will be required for any non-debt investment into India by non-resident entities from countries that share a land border with India or where the beneficial owner of such an investment is situated in or is a citizen of any such country, as well as for any transfer of any such proposed or existing non-debt investment, directly or indirectly, that would result in ownership by any such non-resident entity or beneficial owner. The list of land border countries includes Afghanistan, Bangladesh, Bhutan, the People’s Republic of China, Myanmar, Nepal and Pakistan. This approval requirement applies to investments in all sectors, including those that previously did not require such approval, such as travel and tourism. The term “beneficial owner” has not yet been defined for purposes of the FDI Policy and the FEMA. If we are deemed to be a non-resident entity or an entity with a beneficial owner restricted by these amendments, prior government approval will be required for investments in non-debt instruments in our direct and indirect Indian subsidiaries and group entities, including MMT India and redBus India, as well as for any such proposed investments or acquisitions by us or our affiliates, including MMT India, redBus India and affiliates which are not resident in India. Investments in our ordinary shares, including upon conversion of our Class B shares or our 2028 Notes, and our Class B shares would be deemed to be non-debt investments into our Indian subsidiaries, including MMT India and redBus India. Accordingly, under the current FDI Policy and the FEMA rules, any proposed holder or beneficial owner of our ordinary shares, Class B shares or 2028 Notes that is a non-resident entity from a country that shares a land border with India or where the beneficial owner of such an investment is situated in or is a citizen of any such country will not be able to convert such notes into ordinary shares without such approval. The Government of India has made and may continue to make revisions to the FDI Policy and the FEMA rules, which may impose additional requirements with respect to any holder’s ability to acquire our ordinary shares, including upon conversion of our Class B shares or our 2028 Notes, and/or requirements for acquisition of our ordinary shares or Class B shares upon a transfer thereof. Further, under the FEMA, we are restricted from lending to or borrowing from our Indian subsidiaries and our Indian subsidiaries are restricted from lending or borrowing in foreign currencies. We are also required to complete FEMA filings with respect to past investments in order to make further investments in India. There can be no assurance that we will be able to obtain any required approvals for future acquisitions or investments in India, including in our Indian subsidiaries and group entities, or that we will be able to obtain such approvals in a timely manner, on satisfactory terms or at all. Under the FEMA, the Reserve Bank of India has the power to impose monetary penalties up to three times the value of a FEMA violation, where quantifiable, and confiscate the shares at issue.

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

Our Business and Activities Are Regulated by Competition Laws and Regulations.

We are subject to competition laws and regulations. These laws and regulations constantly evolve, and their interpretation, application, and enforcement can also change, be unpredictable, or be affected by changing political or social pressures. For example, the Competition Act, 2002, as amended, or the Competition Act, regulates anti-competitive practices including those that could have an appreciable adverse effect on competition in India. Breach of any provisions of the Competition Act may result in substantial penalties and compensation to be paid to persons shown to have suffered losses. Any other agreement among enterprises or persons at different stages or levels of the production chain in different markets, and resulting in a tie-in arrangement, exclusive dealing, exclusive distribution or refusal to deal, are prohibited if such agreement causes or is likely to cause an appreciable adverse effect on competition and will also be subject to penalties. Further, the Competition Act prohibits the abuse of a dominant position by any enterprise either directly or indirectly, including by way of unfair or discriminatory pricing or conditions in the sale of goods or services, using a dominant position in one relevant market to enter into, or protect, another relevant market, and denial of market access, and such practices are subject to substantial penalties and may also be subject to compensation for losses and orders to divide the enterprise. On October 19, 2022, the Competition Commission of India, or the CCI, passed an order against MMT India and redBus India in relation to anti-competitive conduct under the Competition Act by MMT India and redBus India. The CCI imposed an aggregate penalty of Rs. 2,234.8 million (approximately $26.8 million) on MMT India and redBus India, as well as certain behavioral sanctions in respect of its agreements with hotels and disclosure of properties on its platform, in connection with the alleged abuse of dominant position in the market by MakeMyTrip and Goibibo for online intermediation services for booking of hotels in India and anti-competitive practices by MMT India and redBus India. MMT India and redBus India have appealed against the CCI’s order. If such appeal is unsuccessful, we may face significant limitations in our operations, and our business, financial performance and reputation may be materially and adversely affected.

The Ministry of Corporate Affairs, Government of India recently invited comments on a draft Digital Competition Bill, 2024, which includes ex-ante regulatory measures applicable to systemically significant digital enterprises to be identified by the Competition Commission of India based on certain revenue, merchandise value, market capitalization and user number thresholds, and offering specified core digital services. These measures include fair and transparent dealing with users, restrictions on personal and non-public data usage, permitting the use of third-party applications and prohibitions on self-preferencing, anti-steering and tying and bundling and others. The impact of this proposed law, which is in draft form, is uncertain. Complying with these rules and requirements may be difficult and costly for us and could result in the incurrence of considerable costs and use of significant management time and other resources.

Acquisitions, mergers and amalgamations that exceed certain revenue and asset thresholds (combinations) require prior approval of the CCI. Any such combinations that have, or are likely to have, an appreciable adverse effect on competition in India are prohibited and void. There can be no assurance that we will be able to obtain approval for such future transactions on satisfactory terms, or at all. Further, the CCI has extraterritorial powers and can investigate any agreements, abusive conduct or combination occurring outside India if such agreement, conduct or combination has, or is likely to have, an appreciable adverse effect on competition in India. Pursuant to recent Competition Act amendments, enterprises and persons, even if not engaged in similar businesses, have been brought within the scope of anti-competitive agreements. Amendments that are not yet effective include a framework for resolution of investigations of anti-competitive agreements and enterprises facing CCI inquiry or proceedings relating to allegations of abuse of dominant position or imposition of vertical restraints can, depending on the stage of inquiry, settle such proceedings upon payment of amounts to be specified by the CCI and agreed commitments to the CCI. Further, amendments that are not yet effective include transaction value thresholds that require notification to the CCI.

Our Investors May Be Subject to Indian Taxes on Income Arising Through the Sale of Our Ordinary Shares.

The Income Tax Act, 1961, as amended, provides that income arising directly or indirectly through the sale of a capital asset, including any shares or interest in a company incorporated outside of India, will be subject to tax in India, if such shares or interest directly or indirectly derive their value substantially from assets located in India, irrespective of whether the seller of such shares has a residence, place of business, business connection, or any other presence in India. Through amendments introduced in fiscal year 2015 to the Income Tax Act, 1961, the word “substantially” has been defined and investors may be subject to Indian income taxes on the income arising directly or indirectly through the sale of our ordinary shares subject to the provisions of double taxation avoidance agreements that India has entered into with other countries. Further, the amendments also contain an exemption with respect to alienation of shares by a transferor-investor whose voting rights or share capital, at any time during twelve-month period preceding the date of sale, does not exceed 5% of the total voting rights or share capital in the company, provided such transferor-investor is not vested with rights of management or control in any other form.

On May 10, 2016, a protocol for amendment of the India-Mauritius tax treaty was signed by India and Mauritius (which came into force on July 19, 2016) under which India is entitled to taxation rights on capital gains arising from alienation of shares acquired on or after April 1, 2017 in an Indian resident company. In respect of such capital gains arising after March 31, 2019, the tax is chargeable at full domestic tax rates.

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

We May Become Subject to Unanticipated Tax Liabilities That May Have a Material Adverse Effect on Our Results of Operations.

We are a Mauritius Global Business Company, or GBC, and are tax resident in Mauritius. The Income Tax Act 1995 of Mauritius imposes a tax in Mauritius on the chargeable income of our holding company at the rate of 15.0%.

Our holding company is governed by the regulatory regime applicable to GBC's effective from July 1, 2021. Generally, income tax rate for GBCs is at 15%. Subject to meeting certain prescribed conditions, a partial exemption of 80% may be allowed against certain types of income such as foreign source dividend and interest. Where the GBC derives income which is subject to foreign tax, and where such partial exemption has not been applied, the amount of foreign tax paid may be allowed as a credit against income tax payable in Mauritius in respect of that income.

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

The Mauritius Financial Services Commission has clarified through a circular dated January 17, 2022, that core income generating activities requirements will only apply to those holders or applicants for a global business licence wishing to benefit from the preferential tax regime. GBCs not claiming partial exemption are not required to meet the core income generating activities requirements. Accordingly, our holding company will need to meet these requirements in order to benefit from the preferential tax regime.

Our holding company holds a specific Tax Residence Certificate issued under the Convention between Government of Mauritius and the Government of Republic of India for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and capital gains and for the encouragement of mutual trade and investment, valid until May 4, 2025 and a general Tax Residence Certificate for all jurisdictions, valid until May 8, 2025, to certify that our holding company is resident in Mauritius, from the Mauritius Revenue Authority, as per the guidelines prescribed by the Mauritius Revenue Authority. These certificates are required for the avoidance of double taxation under the Agreements for the Avoidance of Double Taxation signed between Mauritius and other jurisdictions, including India and the UAE. These tax residence certificates are renewed annually. If these tax residence certificates are not renewed for a period for which benefit under the Agreements for the Avoidance of Double Taxation is claimed, then, the same may be denied by the tax authorities.

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

As of March 31, 2024, we had 70,114,575 ordinary shares and 39,667,911 Class B Shares outstanding. All of the ordinary shares sold in our prior public offerings are freely tradable without restriction or further registration under the US Securities Act of 1933, or the Securities Act, unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Subject to applicable restrictions and limitations under Rule 144 of the Securities Act, all of our shares outstanding before our prior public offerings will be eligible for sale in the public market. If these shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our ordinary shares could decline. We cannot predict what effect, if any, market sales of ordinary shares held by our significant shareholders or any other shareholder or the availability of these ordinary shares for future sale will have on the market price of our ordinary shares.

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

In February 2021, we issued $230.0 million in aggregate principal amount of 0.00% convertible senior notes due 2028, or the 2028 Notes. Pursuant to the Terms of Issue of our Class B Shares, if and when any holder of the 2028 Notes offered hereby elects to convert its 2028 Notes into our ordinary shares, Trip.com (or any subsequent transferee in a Forty Percent Transfer (as in the Terms of Issue of our Class B Shares)) will have a pre-emptive right to subscribe for and purchase such number of additional Class B Shares that would preserve the percentage of its voting power in our share capital (after giving pro forma effect to the issuance of our ordinary shares upon the relevant conversion), at a price per Class B share equal to the then-effective conversion price (being $1,000 divided by the then-effective conversion rate). The maximum number of Class B Shares that may be issued pursuant to the exercise of Trip.com’s pre-emptive rights as of March 31, 2024 is 11,674,789 assuming (i) no adjustment to the conversion rate for any 2028 Notes converted in connection with a make-whole fundamental change or any conversion rate adjustments (in each case, as described in the indenture relating to the 2028 Notes), (ii) all 2028 Notes are converted simultaneously immediately prior to maturity and (iii) there are no changes to our share capital after March 31, 2024 until such pre-emptive rights are exercised, other than issuance of our ordinary shares upon conversion of the entire aggregate principal amount of the 2028 Notes. Such maximum number of Class B Shares includes Class B Shares issuable to Trip.com in connection with the exercise of its pre-emptive rights to subscribe for and purchase new Class B Shares (which Trip.com has deferred to a later date on which the purchase by Trip.com of the new Class B Shares would in the good faith judgment of Trip.com not be inconsistent with any applicable law) as a result of the issuance of ordinary shares pursuant to the assumed full conversion of the 2028 Notes as well as the exercise or settlement of equity awards under our Share Incentive Plan between August 19, 2020 to March 31, 2024. See “Item 10. Additional Information — B. Memorandum and Articles of Association — Trip.com’s Pre-Emptive Rights in relation to our 2028 Notes.” Any issuance of our Class B Shares will be subject to applicable restrictions under foreign investment laws in India. See “Item 3. Key Information — D. Risk Factors — Risks related to Operations in India — Restrictions on Foreign Investment in India May Prevent or Delay Future Acquisitions or Investments By Us in India, or Require Us to Make Changes to Our Business, Which May Adversely Affect Our Business and Financial Performance, and Require Prior Government Approval for Holders of Our Ordinary Shares, Including Upon Conversion of Our Class B Shares or Our 2028 Notes, and Our Class B Shares”.

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

As a public company, we incur significant legal, accounting and other expenses. For example, we are required by Section 404 of the Sarbanes-Oxley Act of 2002 to include a report of management’s assessment on our internal control over financial reporting and an auditor’s attestation report on our internal control over financial reporting in our Annual Report on Form 20-F. Effective internal control over financial reporting is necessary for us to provide reliable financial reports. Despite our efforts to ensure the integrity of our financial reporting process, we cannot assure you that material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Any failure to maintain or improve existing controls or implement new controls could result in material misstatements in our financial statements and adversely affect the results of annual management evaluations regarding the effectiveness of our internal control over financial reporting.

Complying with these rules and requirements may be difficult and costly for us. We have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other United States public company reporting requirements. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. In addition, if we fail to comply with any significant rule or requirement associated with being a public company, such failure could result in the loss of investor confidence, harm our reputation and cause the market price of our ordinary shares to decline.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

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

As of March 31, 2024, our stated capital was $2,034,195,749.59 comprising 70,114,575 ordinary shares and 39,667,911 Class B Shares with a par value of $0.0005 each.

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

Goibibo was founded in 2007 to provide online travel services in India and subsequently also acquired the redBus consumer travel brand. Goibibo offers hotel room bookings and air ticketing services on www.goibibo.com and its mobile platforms. In addition, Goibibo also offers rail tickets and ancillary travel services. Although we operate our businesses under both the Goibibo and MakeMyTrip brands, our acquisition of the Goibibo will contribute to the growth of these complementary businesses under these respective brands. redBus, a leading online bus ticketing brand with a presence across India and in select countries overseas, operates its domestic business through www.redbus.in and its mobile platforms. redBus also sells bus tickets through its SeatSeller platform. We believe that the addition of the redBus brand through our acquisition of the ibibo Group is a significant step in the growth of our bus ticketing business.

On February 1, 2023, we completed the transfer of our Goibibo business from ibibo India to MMT India pursuant to a scheme of arrangement between our wholly-owned subsidiaries, MMT India and ibibo India. Our redBus business was retained by ibibo India, and ibibo India was subsequently renamed as redBus India. redBus continues to operate separately as an existing brand. On March 22, 2024, our board approved the composite scheme of amalgamation and arrangement between MMT India and redBus India whereby redBus India as an entity is proposed to be merged with MMT India, subject to customary approvals from the National Company Law Tribunal and other relevant regulatory authorities.

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

In April 2019, we acquired a majority equity interest in Quest 2 Travel, which provides travel solutions for various corporates across India. In September 2023, we acquired the remaining equity interest in Quest 2 Travel, which is now our wholly owned subsidiary.

In April 2022, we acquired a majority interest in Book My Forex, which offers currency exchange, multi-currency prepaid forex cards and cross border remittances, as well as other ancillary products, to Indians travelling abroad.

In September 2022, we acquired an additional equity interest in Simplotel, which is engaged in building websites and booking technology for hotels. We currently hold a majority equity interest in Simplotel.

In December 2023, we acquired a majority equity interest in Savaari which is engaged in the business of providing car rental services in India.

Disposal of Investments

In August 2021, we disposed of our entire equity investment in Le Travenues Technology Limited, for an aggregate consideration of $38.5 million.

Additional Information

The SEC maintains an internet site, www.sec.gov, that contains reports, proxy and information statements, and other information regarding issuers, like us, that file electronically with the SEC. We also maintain a website at www.makemytrip.com, which contains information about our company. The information on our website shall not be deemed part of this Annual Report.

B. Business Overview

We are a leading travel service provider in India. Through our primary websites, www.makemytrip.com, www.goibibo.com and www.redbus.in, and our mobile applications, travelers can research, plan and book a wide range of travel services and products in India as well as overseas. Our services and products include air ticketing, hotels and packages, bus tickets, rail tickets, car hire, activities and experiences and ancillary travel requirements such as facilitating access to third-party travel, other insurance products, foreign currency exchange services and visa processing. As of March 31, 2024, approximately 85,000 properties in India including alternative accommodation properties, were available to our customers for booking through our platform. In addition, customers can book over 1.4 million hotels and properties outside India, as well as tickets from Indian Railways and over 5,100 bus operators, including several major bus operators in India, Peru, Colombia and select countries in Southeast Asia, through our platforms as of March 31, 2024.

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

We have invested significant capital in our infrastructure and in sales and marketing efforts to build our brand, acquire customers and gain recognition, and recorded net losses for each of our fiscal years except for fiscal years 2011, 2012 and 2024. We recorded net losses of $(45.6) million and $(11.2) million in fiscal year 2022 and 2023, respectively. In fiscal year 2024, the sustained elevated travel demand in India for both domestic and international outbound travel led to a net profit of $216.7 million, which includes a credit of $126.1 million on recognition of deferred tax assets and a gain of $30.6 million due to the change in carrying value of our 2028 Notes.

Air ticketing – Flight segments, Hotels and packages – Room nights and Bus ticketing – Travelled tickets booked through our platform was 24.7 million, 15.6 million and 39.5 million, respectively, in fiscal year 2022, 43.9 million, 26.1 million and 73.0 million, respectively, in fiscal year 2023 and 51.1 million, 31.1 million and 86.8 million, respectively, in fiscal year 2024. Our gross bookings were $3.2 billion, $6.6 billion and $8.0 billion during fiscal years 2022, 2023 and 2024, respectively.

Customers can make bookings on our MakeMyTrip, Goibibo and redBus mobile and desktop sites accessible through www.makemytrip.com, www.goibibo.com and www.redbus.in, respectively, and through our mobile applications for iOS, Android and Windows, which allow bookings for Indian and international flights, hotels and packages, and Indian bus offerings, trains, cabs and activities and experiences.

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

We believe the strength of our brands, quality of our services, user-friendliness of our website experience, focus on our customers and efficacy of our marketing programs have enabled us to capture a significant share of the domestic air travel market in India, while increasing online penetration of the primarily-offline international air and hotel and packages market in India. Our MakeMyTrip brand has won a number of awards in the past three fiscal years, including:

Awards	Brand	Year
ETCIO Awards - Digital Enterprise of the Industry (Digital Native Category)	MakeMyTrip	2024
Avtar – The Power of Diversity – 100 Best Companies for Women	MakeMyTrip	2024
The Economic Times – Future Ready Organization	MakeMyTrip	2024
Annual CX Excellence Awards - Best Customer Experience Transformation Award	MakeMyTrip	2023
Sustainability100+ Award – Climate Action	MakeMyTrip	2023
Best Online Travel Marketplace - B2C (ET Travel & Tourism Awards)	MakeMyTrip	2023
MICE Travel Agency of the year – Domestic Travel (ET MICE & Wedding Awards)	MakeMyTrip	2023
Best Domestic Tour Operator (ET Travel & Tourism Awards)	MakeMyTrip	2023
ET Digiplus Gold 2021-22	MakeMyTrip	2022
ET Spott Awards 2021-22	MakeMyTrip	2022
Business World Golden Cart 2021-22	MakeMyTrip	2022
Best Influencer Campaign IDMA 2021	MakeMyTrip	2022

Our Strengths

We have the following competitive strengths:

A Leading Travel Service Provider in India with Well-Recognized Brands. Since commencing our travel business in India in 2005, we have become a leading company in the Indian travel market for air ticketing, hotels and packages and bus ticketing bookings. In fiscal year 2022, 23.7 million flight segments for domestic air tickets in India, 15.6 million room nights for hotels and packages and 39.5 million travelled tickets for bus tickets were booked through us. In fiscal year 2023, 37.9 million flight segments for domestic air tickets in India, 26.1 million room nights for hotels and packages and 73.0 million travelled tickets for bus tickets were booked through us. In fiscal year 2024, 42.1 million flight segments for domestic air tickets in India, 31.1 million room nights for hotels and packages and 86.8 million travelled tickets for bus tickets were booked through us. Furthermore, based on data from the DGCA, we estimate that nearly one in three domestic air passengers in India booked their air ticket through our company during fiscal year 2024.

The travel and hospitality industry has made significant and continuous progress in last decade. Businesses are now increasingly driven by technology with the aim of providing better customer service and increasing efficiencies. Over the years, we have used technology to automate our processes, make our offerings more customer-friendly and improve overall user experience.

We believe that MakeMyTrip, Goibibo and redBus brands are well-recognized in the Indian travel industry. We have invested in developing and promoting our MakeMyTrip brand since our inception, using a combination of traditional channels such as print, radio and television, mass media campaigns, as well as search engine marketing and other innovative digital marketing tools, such as outreach through Facebook, YouTube, LinkedIn, Twitter and other social media websites, viral marketing and online display banners, to broaden our reach to travelers in India and overseas. We expect to continue to invest in our MakeMyTrip, Goibibo and redBus brands. We also believe that our brand strength is responsible for allowing us to source a significant portion of our traffic from non-paid sources such as search engine results and direct traffic, as opposed to paid results, such as search engine marketing. We believe that our reputation and market position have also provided us with the ability to negotiate competitive rates when contracting with airlines, hotels and other suppliers.

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

Comprehensive Selection of Service and Product Offerings. We offer a comprehensive selection of travel and travel-related services and products to our customers. We cater to the travel needs of residents in India, as well as non-resident Indians and others traveling to India from the United States, Southeast Asia, GCC countries and elsewhere. Our services and products include air tickets, hotels and packages, bus tickets, rail tickets, car hire, activities and experiences and ancillary travel requirements such as facilitating access to travel, other insurance products, foreign currency exchange services and visa processing. As of March 31, 2024, approximately 85,000 properties in India, including alternative accommodation properties, were available to our customers for booking through our platforms. In addition, customers can book over 1.4 million hotels and properties outside India, as well as tickets from Indian Railways and over 5,100 bus operators, including several major bus operators in India, Peru, Colombia and select countries in Southeast Asia, through our platform as of March 31, 2024. Our selection of hotels is diverse, with choices for travelers from budget to premium category offerings, homestays, villas and apartments being available on all our brands and also through our offline channels and corporate offerings. We believe our comprehensive selection of travel services and products makes us a “one-stop shop” for various types of travel and related ancillary services for our customers’ travel needs and allows us to combine multiple products and provide customized packages that suit the unique needs of our customers.

Broad Distribution Network. We use a variety of technology-enhanced distribution channels to target the growing Indian middle-class travel market. Our distribution network is centered on our India-focused websites, www.makemytrip.com, www.goibibo.com and www.redbus.in, mobile applications for Android and iOS, our United Arab Emirates-focused website, www.makemytrip.ae, our call centers, and various franchisee-owned travel stores in India as of March 31, 2024. Travel agents can access our MakeMyTrip B2B websites through a dedicated platform called MyPartner which enables them to sell our full suite of online travel services to their customers. Our Holiday Experts initiative also offers a unique career opportunity to Indian women homemakers as it helps them utilize their skill-sets by providing them with in-depth training and access to latest advanced tools and technology, along with close and continuous mentoring. As of March 31, 2024, approximately 1,350 women participated in this initiative by working from home and assisting our customers with our holiday offerings.

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

We primarily outsource our call center operations and fulfillment process in India to iEnergizer IT Services, Radical Minds Technologies, Concentrix Daksh Services, Globiva Services and others as we believe that these providers are experienced, reputable and able to adhere to our customer service standards and enhance our service quality. We also have a dedicated in-house escalation service team, which operates 24 hours a day, seven days a week, and is responsible for addressing issues or complaints raised by our customers. All of our representatives participate in a formal training program before commencing work and have in-depth knowledge of their relevant local market. Our representatives also attend periodic training programs to familiarize themselves with our new services and products.

We offer a number of loyalty programs that are aimed at promoting repeat bookings, driving customer retention and rewarding loyal customers. Members of these programs have access to a range of benefits, including cashback rewards, discounts, offers and complimentary privileges such as seat selection and meals on flights. As of March 31, 2024, our MMT India “MMTBLACK” and Goibibo “GoTribe” loyalty programs had approximately 1.4 million and 1.0 million enrolments respectively. In addition, redBus launched its “tripRewards” loyalty program in March 2024.

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

Our Strategy

We believe that India’s growing base of more than 800 million internet users, coupled with the country’s rapid drive towards digital adoption driven by its young population provide us with significant growth opportunities. Our objective is to pursue long-term market share growth opportunities to grow profitably by building on our current position as one of India’s leading travel service providers. The key elements of our strategy include:

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

We aim to increase our market share by investing in automation, adoption of new technologies and greater focus on customers. Our objective is to enable more hotel suppliers to seamlessly connect to our various platforms using the latest technology, including direct connects, channel managers and direct integrations with various aggregators. We also continue to focus on automation by making changes to our extranet to allow more of our hotel suppliers to use a self-service mode for managing their rates, inventory, content, payments and confirm bookings made by our customers on a real-time basis. India is the most populous country in the world and has an under-penetrated market for travel. Propensity and willingness to travel is steadily increasing, fueled by a growing Indian middle-class. According to the WEF, the percentage of middle-income households is expected to grow from approximately 50% in 2019 to 80% in 2030, representing an addition of 140 million middle-income households. This is expected to drive growth in consumer spending. In addition, India is expected to have 1 billion internet users by 2030 and, more than 40% of all purchases will be highly digitally influenced, up from 20-22% in 2019. This presents a significant opportunity for technology companies. We believe that we can increase our total number of transactions as internet penetration in India increases over time. In addition, given the high penetration of smartphones in India, we have also introduced our extranet mobile application which allows hotels to directly update inventory and rates, and confirm bookings through the application. We are investing in improving the customer experience by enhancing our offerings on various devices (particularly mobile and tablets) and becoming more content-focused. We also intend to grow our packages business outside India through strategic partnerships and acquisitions, as well as by strengthening our relationships with key aggregators from whom we procure inventory for our packages products.

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

We seek to continue expanding our travel offerings beyond core air tickets, hotels and packages to mass market products including bus and rail tickets and car hire. We introduced the sale of bus tickets in 2008 and the sale of rail tickets in 2009 under our MakeMyTrip brand. In January 2017, we expanded both of these businesses through the acquisition of the ibibo Group and the addition of its redBus bus ticketing and Goibibo rail ticketing businesses to our offerings. We also provide car hire services in conjunction with our holiday package bookings and in fiscal year 2018, we introduced inter-city car hire services on both our MakeMyTrip and Goibibo platforms. In December 2023, we acquired a majority equity interest in Savaari which is engaged in the business of providing car rental services in India. As of March 31, 2024, we offer over 20,000 activities and experiences on our MakeMyTrip platform, both domestically and overseas, with a focus on international experiences. Further, we also provide other value-added ancillary services such as facilitating access to insurance, foreign currency exchange services and visa processing to enhance our customers’ travel experience.

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

Expand into New Geographic Markets. We believe we are well positioned for growth in other overseas markets, particularly those with a significant non-resident Indian population as well as destinations with proximity to India and favored by Indian travelers, particularly popular regional destinations that are located within a five-hour flight from India. In December 2009, we launched our website, www.makemytrip.ae, in the UAE, following, among other things, the registration of our website’s domain name with the relevant registry as well as the procurement of additional servers to handle the increased traffic from this international website. The UAE has a significant non-resident Indian population, and our website is intended to serve the travel needs of non-resident Indian travelers traveling from the UAE and neighboring Middle Eastern countries to India as well as on their travels elsewhere. In 2021, we launched our flights and hotels desktop and mobile web platform covering the GCC countries. We have developed multilingual content and vernacular search optimized pages in Arabic and English for such markets, which has resulted in additional travelers from the region using both our web and mobile platforms. In March, 2024, we launched a major brand campaign for the GCC market to cater the travel demand for the Eid season and to build awareness amongst non-Indian users in the UAE. In addition, we launched our “MMT SELECT” loyalty program. We have approximately 0.4 million enrolments into the program and approximately 0.03 million members are enrolled in 'Silver' and 'Gold' tiers of this program.

We entered the Singapore market by acquiring Luxury Tours in May 2011. In November 2012, we expanded in Southeast Asia through our acquisition of the ITC Group. In January 2017, as part of our acquisition of the ibibo Group, we entered the Colombia and Peru markets through our redBus business. In April 2018, redBus also commenced operations in Indonesia.

Pursue Selective Strategic Partnerships and Acquisitions. In addition to growing our business organically, we have in the past and may continue to pursue strategic partnerships and targeted acquisitions that complement our service offerings, strengthen or establish our presence in our targeted domestic and overseas markets or to gain access to technology. On January 31, 2017, we undertook a strategic combination with the ibibo Group by way of an acquisition of 100% equity interest in the ibibo Group, which owns and operates air ticketing, hotels and packages and rail and bus ticketing businesses under its Goibibo and redBus brands. In fiscal year 2013, we became the sole owner of Luxury Tours, a Singapore-based travel agency which is engaged in the business of providing hotel reservations, excursion tours and other related services to inbound and outbound travelers in Singapore and the rest of Southeast Asia, following our initial investment in 2011. In 2014, we acquired a minority equity interest in Simplotel. We became the sole owner of the ITC Group in 2015, a well-established hotel aggregator and tour operator focused on Thailand in which we initially invested in 2012. In fiscal year 2019, we acquired 100% equity interest in Bitla, which provides technology support for bus operators and in April 2019, we acquired controlling equity interest from the existing shareholders of Quest 2 Travel, which provides travel solutions for large corporates across India. We also hold a 38.6% stake in Saaranya Hospitality Technology Private Limited. In April 2022, we acquired a majority interest in Book My Forex, which offers currency exchange, multi-currency prepaid forex cards, cross border remittances as well as other ancillary products to Indians travelling abroad. In September 2022, we acquired an additional equity interest in Simplotel and now hold majority equity interest in Simplotel. In September 2023, we acquired the remaining equity interest in Quest 2 Travel, which is now our wholly owned subsidiary. In December 2023, we acquired majority equity interest in Savaari which is engaged in the business of providing car rental services in India. We expect to continue to monitor strategic partnerships and acquisitions in the future. We believe that our acquisitions and partnerships, together with our technology platform that enables us to successfully and cost-effectively integrate our new acquisitions and partners, have helped to strengthen our positions in our different businesses.

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

We commenced our air ticketing operations under our MakeMyTrip brand in 2000 and have experienced significant growth in our air ticketing business covering domestic travel within India and international travel from India. Furthermore, based on data from the DGCA, we estimate that nearly one in three domestic air passengers in India booked their air ticket through our company during fiscal year 2024. The following table sets forth the number of flight segments booked through our platforms for the periods indicated.

	Number of Flight Segments(1)
	Fiscal Year March 31,
	2022	2023	2024
Indian domestic air travel	23.7 million	37.9 million	42.1 million
Outbound (outside India) air travel	1.0 million	6.0 million	9.0 million

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

We provide our customers with a wide selection of airline tickets for all major domestic full-service and low-cost airlines operating in India, including Air India, Air India Express, Air Asia, Alliance Air, Akasa, Flybig, IndiGo, SpiceJet, Star Air, Fly91 and Vistara; and all major international flights that originate from cities in India including, Air Asia, Air France-KLM, Air India, American Airlines, British Airways, Cathay Pacific, Delta Airlines, Emirates, Etihad Airways, Ethiopian Airlines, Finnair, IndiGo, Kenya Airways, Lot Polish, Lufthansa, Malaysia Airlines, Malindo, Qatar Airways, Qantas Airways, Scoot Airlines, Singapore Airlines, Thai Airways, United Airlines, Virgin Atlantic, Vistara, Vietnam Airlines and Vietjet Air. We make bookings with these airlines either through a GDS (we use both Amadeus CRS and Galileo GDS) or via “direct connects” to the airlines’ booking systems.

We believe our websites and mobile platforms provide comprehensive information to our customers in a time-efficient and unbiased manner. Customers can quickly and easily evaluate a broad range of potential fare and airline combinations through our user-friendly websites. Customers may search for flights based on their preferred travel dates, destinations, number of passengers, number of stops and class of travel. By using advanced search options, such as for Indian domestic flights, customers can specify preferred flight timings, routes, airlines and fare categories. Customers can also easily filter and sort the results of their search according to their preferences. We have also introduced features that allow customers to select their preferred seats, book meals and check in baggage using our website and mobile platforms.

Hotels and Packages

We introduced our hotels and packages business in 2005 and have since experienced significant growth in this area, including through our acquisition of the ibibo Group in January 2017. We operate our hotels and packages business mainly through MMT India under the MakeMyTrip brand and Goibibo brand. The total number of room nights in our hotels and packages business was 15.6 million, 26.1 million and 31.1 million in fiscal years 2022, 2023 and 2024, respectively.

Hotels. As of March 31, 2024, approximately 85,000 properties in India, including alternative accommodation properties, were available to our customers for booking through our platform. In addition, customers can book over 1.4 million hotels and properties outside India through our platform. We obtain access to room inventory from our hotel suppliers through three methods: “direct connects,” “direct allocation” and for most hotels outside India, through contracts with online travel agents and aggregators outside India. Substantially all of our hotel suppliers in India have a “direct allocation” arrangement with us whereby they allocate rooms directly to us either by managing their room inventory through our extranet, or through channel managers, or supported by us via telephone. We do not assume any inventory risk for such “direct allocation” as unsold rooms are released to the hotels within an agreed period of time. The remaining hotels in India are connected through direct connects. “Direct connect” is the method by which our booking systems are integrated with the central reservations systems of the hotels and reservations made are confirmed on a real-time basis, although this applies to a small proportion of our total hotel bookings. Through our ongoing efforts to increase the automation of and otherwise improve our extranet, our hotel suppliers are now able to perform most of the necessary functions for executing transactions through our system without our direct involvement. We obtain access to inventory for most hotels outside India through contracts with other online travel agents and aggregators outside India. Our inventory also includes home stays and budget rooms through “goSTAYS” at Goibibo and MakeMyTrip. During fiscal year 2018, we merged our supplier extranet for MakeMyTrip and Goibibo to a common technology platform for our domestic and self-contracted international accommodation properties both on our websites and mobile applications. We have further upgraded this platform by adding features such as management of inventory, rates, promotions and analytical capabilities. We have also expanded our hotel offerings by providing alternate accommodations, which include villas, apartments, hostels, homestays and cottages. We do not assume any inventory risk, as these properties allocate their inventory to us directly or through channel managers. We have also introduced a calendar sync option, which allows alternative accommodation providers to update inventory by synchronizing their calendars. We allow customers to book these properties through all of our online platforms. In 2020, we introduced a feature for certain alternative accommodation properties to facilitate communication between customers and hosts. In 2021, we also introduced a feature which allowed new hosts to be onboarded directly through our MakeMyTrip mobile application. In 2022, we launched a “Book at Zero” option, which allows our customers to book hotels or homestays in India and internationally without making any upfront payment. This provides our customers with convenience and flexibility in making travel plans, as they are only required to make payment closer to their check-in date.

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

Packages. We offer pre-packaged vacations, which includes elements of travel and accommodation services, designed by our in-house product specialists, under arrangements with various travel suppliers and our GDS service providers to cater to both individual and group travelers. Our packages also include various travel services such as facilitating access to travel and other insurance products from third-party insurers, visa processing, airport transfer and sightseeing.

•
Indian Domestic Packages. We offer a variety of packages, including escorted tours, honeymoon specials and weekend breakaways, as well as themed vacations, such as beach, adventure, family, pilgrimage, romantic, shopping, cruise and culture.
•
International Packages. We offer a wide variety of pre-designed independent packages, customized independent vacations, customized group tours and pre-designed escorted tours to cater to the varying budgets and preferences of our customers. In fiscal year 2024, we partnered with Europamundo, a supplier of travel services in Europe, allowing customers to book an extensive range of hotels and packages and experiences in Europe through our platform.
•
Meetings, Incentives, Conferences and Exhibitions (MICE). Our MICE team offers services to organizations and other groups with planning meetings, conferences, weddings, trips or other events. Our MICE team assists such customers in planning and booking travel arrangements for large groups of travelers to domestic and international destinations.
•
Corporate Travel Service. In fiscal year 2018, we introduced the corporate booking tool “myBiz” which is a complete business travel solution for the booking of travel services by corporates and SMEs. myBiz was built to provide greater flexibility and convenience for business travel and also offers corporate travel benefits for employees. myBiz is also designed to reduce payment inefficiencies and minimize corporate card abuse. It offers a centralized, corporate level wallet for all bookings, which is managed by corporate administrators and provides real-time reporting. With the acquisition of Quest 2 Travel in April 2019, which provides travel solutions for large corporates across India, we have further strengthened our offerings to corporate travelers. During the fiscal year 2024, we incorporated a wholly-owned subsidiary in India, Hotelcloud Services Private Limited, primarily to provide travel services to our corporate clients.

Bus Ticketing

We own and operate our bus ticketing business primarily through redBus, a leading online bus ticketing platform with a presence across India through www.redbus.in and in select countries overseas through our other regional redBus websites. Customers can also make bus bookings on our MakeMyTrip and Goibibo websites in India and on mobile platforms through our mobile applications for iOS and Android. We believe that the strength of these three brands have positioned us to increase our penetration of the bus ticketing market in India. Customers can also access YourBus, a vehicle tracking tool and other features in all three brands. Through our websites and mobile platforms, 39.5 million, 73.0 million and 86.8 million bus travelled tickets were booked in fiscal years 2022, 2023 and 2024, respectively.

We have agreements with several major bus operators in India, Peru, Colombia and select countries in Southeast Asia, including government bus operators, some of which are operators of multiple routes, as well as with aggregators and other intermediaries. Our bus tickets inventory is obtained through two channels: real-time inventory from operators and aggregators, both of which are directly connected to our booking platforms.

Customers can search for bus tickets based on their preferred platform with their travel dates and routes and our websites will typically display numerous options for customers to choose from. We offer our customers basic information on the type of bus used on the relevant route. Customers are able to select seats, choose from the available boarding points in the relevant city on the routes as well as obtain information on the location of the chosen boarding point among other details. Our websites and applications also enable our customers to find their destinations easily by using colloquial names. We also recently made significant improvements to our online bus booking platform, such as more flexible search options and allowing our users to write reviews and upload bus images, which helps our customers make informed booking decisions. We have also made our booking platforms available in the Hindi language in India as a part of our localization efforts.

redBus also sells bus tickets through an agent platform, SeatSeller, which comprises more than 16,100 agents across India, Southeast Asia and Latin America. In addition, tickets are sold through more than 140 application programming interface, or API partners. Our redBus transaction database is highly scalable to cater to our growing transaction needs.

In recent years, redBus has launched a variety of initiatives aimed at improving customer experience. In fiscal year 2024, we launched a refund guarantee initiative in India and Malaysia, which allows users to cancel their booking up to four hours before departure for a full refund. Customers can also direct their queries through a self-help chatbot. We also introduced auto ride booking and metro ticketing in India through our redBus Android mobile application, in partnership with Namma Yatri and Open Network for Digital Commerce, a company established by the Department for Promotion of Industry and Internal Trade of Government of India to develop open e-commerce.

Other Services and Products

Rail Tickets. We sell railway tickets in India on our MakeMyTrip and Goibibo platforms through “direct-connect” access to Indian Railways’ passenger reservation system online, allowing customers to reserve and purchase Indian Railways tickets on a real-time basis, as well as through our redBus platforms (which also includes our redRail mobile application). Indian Railways is India’s state-owned railway, which owns and operates most of India’s rail transport. We booked 4.7 million, 8.1 million and 10.6 million transactions for rail tickets in fiscal years 2022, 2023 and 2024, respectively.

Using a customized search interface, our customers are able to quickly search for train tickets based on their preferred travel dates, destinations and class of travel. Customers are able to compare travel options across various trains, classes, dates and prices. The search results displayed are detailed and have been customized to suit the needs of local Indian railway users.

Car Hire. We provide car hire services, airport transfers and outstation cabs on both our MakeMyTrip and Goibibo platforms. In fiscal year 2018, we introduced outstation car hire services on both our MakeMyTrip and Goibibo platforms. Customers can make bookings through our desktop and mobile sites and our mobile applications for iOS and Android. As of March 31, 2024, we offered outstation car hire services in more than 2,400 cities in India. We also offer transfers to and from 109 airports across India. Through our websites and mobile platform, approximately 0.2 million, 0.3 million and 0.3 million outstation cabs services transactions were booked in fiscal years 2022, 2023 and 2024, respectively, while 0.3 million, 0.5 million and 0.6 million airport transfer transactions were booked in fiscal years 2022, 2023 and 2024, respectively.

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

Distribution Channels

We utilize a variety of technology-enhanced distribution channels to target the growing Indian middle-class travel market, where digital and ecommerce adoption is still at an early stage. Our broad distribution network gives us access to Indians traveling domestically or overseas and also reaches non-resident Indians and others traveling inbound to India. Our distribution network uses a combination of our websites, mobile applications, call centers and franchisee-owned travel stores, as well as our travel agents’ network in India and mobile service platform, giving us multiple channels to access these customers. We have also partnered with various digital platforms such as Amazon Pay and PhonePe to provide travel services to expand our customer reach. The significant majority of our total transactions are still carried out through our own websites and mobile applications.

Our customers’ varied needs are served by different distribution channels. While we experienced a decrease in the number of transactions booked through our desktop websites between fiscal years 2020 and 2024, we believe that this is due to more customers shifting towards using our mobile applications instead of our desktop website as a result of the increased use of smartphones and mobile devices in India. Our customers can book standard flights and hotel packages on our websites and our mobile applications, but the majority of the sales of packages within or outside India are concluded through our Holiday Experts and our franchisee-owned travel stores. All of our bus and rail ticket sales in India are made through our Indian websites and our mobile applications.

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

A transaction on our websites typically involves the following steps:

Search. A customer conducts a search for a particular product, or combination of products (for example, flight plus hotel), on our websites by defining desired parameters. For example, for domestic Indian flights, apart from the city of departure and destination, number of travelers and dates of travel, our customers can also input additional parameters such as preferred cabin class and fare types. Our websites’ search capabilities employ scalable search and routing logic that we believe return comprehensive results without sacrificing search response times or creating added stress on our suppliers’ infrastructure. Our search results are generated in a cost-effective and time-efficient manner since over 76.5% of our search results related to domestic travel and 59.1% our search results related to international travel come from cache. Our web-based MakeMyTrip, Goibibo and redBus booking engines, which have been designed to link to our suppliers’ systems either through “direct connects” or a GDS (both Amadeus CRS and Galileo GDS), allow us to deliver real-time information. In addition, we also provide extranet access to our hotel suppliers where they can update their rates, inventory and content on our websites.

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

In fiscal year 2022, we partnered with various banking and non-banking lenders to offer an algorithm-based “Book Now, Pay Later” option for certain customers and offerings, as well as a hotel booking option that requires the payment of a nominal fee at booking, with the remaining fee auto-debited from customers after completion of their stay. We do not assume credit risk for these options offered to our customers.

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

Our MakeMyTrip, Goibibo and redBus mobile platforms cater to the full range of traveler needs. This includes our mobile websites and mobile applications, which allow customers to search, book and pay for Indian domestic and international air tickets, hotels and packages, bus and rail tickets, car hire bookings and attractions and activity bookings on their mobile phones at no additional cost with flexibility of payment options. The tickets and bookings are delivered through email and WhatsApp messages. We also send regular updates on our offers to our customers via push notifications on mobile applications. In addition to being able to make different types of travel bookings on their mobile devices, customers can view their booking details, cancel bookings, request e-tickets, track refund status, search for new deals and use location-based services to find nearby places of interest. Our mobile applications are available on Android, iOS and Windows Mobile. Since our inception in 2000 till March 31, 2024, over 72.8 million customers have transacted on our various platforms. As of March 31, 2024, our MakeMyTrip mobile application had been downloaded approximately 165.1 million times on Android and approximately 22.9 million times on iOS, our Goibibo mobile application had been downloaded approximately 134.1 million times on Android and approximately 12.2 million times on iOS, our redBus mobile application had been downloaded approximately 157.9 million times on Android and 11.4 million times on iOS and our redRail app had been downloaded approximately 5.6 million times on Android and approximately 0.09 million times on iOS.

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

To achieve cost-efficiency and scalability, we also utilize various third-party vendors in India to manage our call center service. We outsource our call center service for sales and service for all international flights (both inbound to India and outbound from India), and most of our hotel reservations and packages to such vendors. Our outsourcing service providers also handle our post-sales customer service support for all flights (domestic and international), hotel reservations and packages, and rail and bus ticketing, as well as back office fulfillment and ticketing services. We primarily outsource our call center operations and fulfillment process in India to iEnergizer IT Services, Radical Minds Technologies, Concentrix Daksh Services, Globiva Services and others as we believe that these providers are experienced, reputable and able to adhere to our customer service standards and enhance our service quality. Our external agents complete training programs and refresher training courses in order to understand our processes and systems.

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

Travel Stores

As of March 31, 2024, we had over 154 franchisee-owned travel stores operated across India, which primarily sell packages under our MakeMyTrip brand. During the COVID-19 pandemic in 2020, we have also optimized some of our businesses in sync with our longer term growth strategy to transition out of high fixed costs offline sales channels and consequently closed all our company-owned travel stores and counters at airports in India.

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

Travel Agents’ Network

Our travel agents can access our MakeMyTrip, Goibibo and redBus B2B websites, which enable them to sell our full suite of online travel services to customers. Our B2B websites use a similar interface as our external customer-facing websites. We believe our network is attractive to travel agents as we provide access to products which such agents may not otherwise be able to access cost-effectively or at all. These travel agents earn commissions from us depending on the volume and type of travel services and products sold. Furthermore, our travel agents’ network allows us to expand our footprint in India and distribution network in a cost-effective manner. In fiscal year 2021, MMT India launched “myPartner”, a dedicated platform for travel agents, which provides travel agents with direct access to our extensive hotel and flight inventory. Travel agents can book hotels and air tickets on our platform, which offers customization, personalization and travel booking convenience for their customers. In fiscal year 2023, we launched “myPartner” for UAE travel agents. As of March 31, 2024, our “myPartner” platform had over 44,200 registered agents in India and over 2,300 registered agents in the UAE.

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

Our website utilizes AWS across multiple availability zones, which provides greater reliability through redundancy protection, including during peak traffic periods, and aims to minimize potential damage in the event of a disruption.

To further support business continuity, our Indian external data centers can replicate and synchronize data from each other on a continuous basis, effectively allowing each data center to back up data from another data center. In addition, all data is backed up on a weekly basis and stored in a secure facility.

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

Our ERP application uses Microsoft Dynamics 365 for MMT India and certain other subsidiaries. These systems are integrated with our mid-office systems, which enables our agents to create and amend bookings as well as to attend to customer inquiries raised in our CRM systems.

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

We use software from Adobe Analytics, Qlik, Databricks and AWS Analytics Stack to assist us in analyzing various business metrics on our website and mobile applications, such as the rate of conversion of visitors to our websites and mobile applications into successful transactions. Similarly, our in-house tools enable us to provide targeted marketing to our potential customers based on their search history.

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

We depend on encryption and authentication technology to effect the secure transmission of our customers’ personal information and proprietary data, or Confidential Information, over the internet. All Confidential Information transmitted through our systems is protected using AES 256 encryption, covering data both in transit and at rest.

Our information security team oversees regular internal and external audits conducted every six months. Our MakeMyTrip and Goibibo platforms in India comply with the PCI-DSS, or the Payment Card Industry Data Security Standard. As of the date of this Annual Report, we have made an application to renew the PCI-DSS certification for our redBus platform. PCI-DSS requirements were developed by the Payment Card Industry Security Standards Council, which includes major credit card and financial services companies. Compliance with PCI-DSS helps to enhance the security of payment account information.

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

Marketing and Brand Awareness

We believe our online and offline marketing strategies increase our brand awareness, drive potential customers to our websites and mobile applications and improve the rate at which potential customers visiting our websites and mobile applications and become actual customers. Our marketing strategies have been in line with our objective of driving the shift from offline to online, especially in the hotels and packages and ground transport businesses and reaching the underpenetrated and fragmented Indian online hotels segment while strengthening our brand leadership position in the space.

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

Our marketing programs and initiatives include broad-based campaigns, promotional or seasonal offers, as well as brand campaigns with leading celebrities as our brand ambassadors to drive awareness and consideration across all our target consumer groups. We leveraged on the ICC Cricket World Cup 2023 in India to promote our homestay offerings, which are targeted at group bookings. We partnered with the Ministry of Tourism in India to launch marketing campaigns aimed at promoting lesser known locations and tourist attractions across India.

As part of our marketing efforts, we continued to scale up our existing strategic partnerships with major banks and credit card providers in India, including ICICI, SBI Cards, HDFC and Axis, which helps us to access their extensive customer base. There were 0.9 million subscribers of our MakeMyTrip-ICICI co-branded credit card as of March 31, 2024.

Our marketing efforts have also included strategic partnerships with tourism boards, airports, airlines, attractions and theme parks in Saudi Arabia, Singapore, Abu Dhabi, Dubai, Australia, South Korea, Bahrain and elsewhere to help boost tourism to these destinations. These collaborations aim to drive destination-awareness and increase consumer engagement. From time to time, we have been closely working with the Indian state tourism boards such as Madhya Pradesh, Rajasthan, Goa and Uttarakhand to promote state-run hotel packages on our platforms.

We offer a number of loyalty programs that are aimed at promoting repeat bookings, driving customer retention and rewarding loyal customers:

•
MMT India offers the “MMTBLACK” loyalty program for its select premium users. MMTBLACK members are entitled to earn cashback rewards based on their spends, which can be used to obtain discounts on future bookings. Additionally, members are entitled to tier-based loyalty benefits such as discounts on hotels, complimentary seat selection and meals on flights, holiday package discount vouchers and access to additional offers during sale campaigns. As of March 31, 2024, MMTBLACK had approximately 1.4 million enrolments.
•
Goibibo’s “GoTribe” loyalty program allows registered users to earn rewards and benefits on their travel bookings. Members have access to benefits such as special discounts, complimentary privileges from participating hotel brands and complimentary seat selection for flights. As of March 31, 2024, GoTribe had more than 1.0 million enrolments.
•
redBus launched the “tripReward” loyalty program for registered high value users in March 2024. Customers who enrol in this program enjoy benefits such as discounts on repeat bus bookings and priority customer support.

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

The key channels through which we implement our customer support and communicate with our customers are as follows:

Web-based Support. Our self-service web-support is available through free online accounts on our websites and allows customers to check the status of their domestic and international flight, train, bus, car hire or hotel bookings, cancel bookings and track the progress of their refunds. Customers who require assistance or have inquiries about certain products also have an option to contact our sales representatives through our website. We have dedicated personnel available 24 hours a day, seven days a week, who provide assistance to our customers on a real-time basis. Since fiscal year 2021, we have improved automation functions for our customer self-help platforms.

In order to help customers with their queries just before and during the journey, we have revamped our support channels for faster customer grievance resolution with dedicated customer support flows. Additionally, we have driven more accountability among our suppliers in providing direct and prompt resolution to our customers.

Our platforms provide real time personalization for our users. We leverage our data science and engineering capabilities and take into account our users’ context, behavior, device, location, time, past searches and journeys in order to provide curated flight and hotel recommendations. In fiscal year 2023, we introduced a chatbot powered by artificial intelligence that is designed to provide users with personalized travel solutions and to streamline the booking process for flights and holiday packages.

Call Centers. We provide our customers with comprehensive and real-time assistance through our call centers, which are available 24 hours a day, seven days a week. Currently, we outsource a portion of our customer service call center operations in India to iEnergizer IT Services, Radical Minds Technologies, Concentrix Daksh Services, Globiva Services and others in India, whose employees have been trained by our respective outsourcing service providers and us. We had approximately 3,600 call center representatives as of March 31, 2024.

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

Travel Stores. Customers may also visit our more than 154 franchisee-owned travel stores in India and obtain assistance from sales and customer service representatives.

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

The table below sets forth our top five (in alphabetical order) airline suppliers for travel in India and overseas (based on gross bookings) and our top five (in alphabetical order) hotel suppliers (based on gross bookings) for fiscal year 2024.

Airlines (Travel within India)	Airlines (International Travel)	Hotels (within India)
Air Asia Dom	Air Asia INT	Accor Hotels
Air India	Air India	Lemon Tree Hotels
Akasa	Emirates	Marriott Hotels & Resorts
IndiGo	IndiGo	Radisson Hotels
Vistara	Vistara	Taj Hotels, Resorts & Palaces

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

Hotels

As of March 31, 2024, approximately 85,000 properties in India including alternative accommodation properties were available to our customers for booking through our platform. In addition, our customers can book over 1.4 million hotels and properties outside India through our platform. Our hotel supply team is responsible for negotiating agreements or arrangements with independent hotels, hotel chains and hotel management companies and securing competitive rates, promotions and access to inventory for listing on our websites as well as packaging of holidays. We select our hotel partners by their reputation and quality and monitor customer feedback on our websites as well as other channels in order to ensure that hotels listed on our websites maintain acceptable standards.

In our hotels and packages business, our revenue represents the total amount paid by our customers for these travel services and products and the cost of procuring the relevant services and products are classified as service cost. We also earn commissions from other hotel suppliers, depending on the volume of reservations made through us.

We obtain access to room inventory from our hotel suppliers through three methods: “direct connects,” “direct allocation” and, for most hotels outside India, through contracts with online travel agents and aggregators outside India. Substantially all of our hotel suppliers in India have a “direct allocation” arrangement with us whereby they allocate rooms directly to us either by managing their room inventory on an extranet provided by us, or through channel managers, or supported by us via telephone. We do not assume any inventory risk for such “direct allocation” as unsold rooms are released to the hotels within an agreed period of time. The remaining hotels in India are connected through direct connects. “Direct connect” is the method by which our booking systems are integrated with the central reservations systems of the hotels and reservations made are confirmed on a real-time basis, although this applies to a small proportion of our total hotels. Through our ongoing efforts to increase the automation of and otherwise improve our extranet, our hotel suppliers are now able to perform more of the necessary functions for executing transactions through our system without our direct involvement. We obtain inventory for most hotels outside India through contracts with other online travel agents and aggregators outside India.

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

Buses

In fiscal year 2024, we provided our customers with access to approximately 34,350 privately operated services, approximately 23,500 government-owned Road Transport Corporation services in India, more than 10,000 services across Peru and Colombia and 17,000 services across Southeast Asia. Our “redPro win” platform allows bus operators to update service information, create customer campaigns, respond to customer feedback and analyze customer demand. Bus operators also have the option to subscribe for additional programs, being “Revmax” (which aims to maximize yields for bus operators through the use of automated dynamic pricing) and “Rise” (which aims to help low rated bus operators improve their online share). redBus also provides bus ticketing API to multiple e-commerce websites across the spectrum, which aims to significantly increase the distribution reach for bus operators.

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

Planet

We continue to prioritize environmental responsibility in our operations. Our principal executive office in Gurugram, India, is located in a LEED (Leadership in Energy and Environmental Design) certified building. Our office in Bangalore, which occupies an area approximately 55,000 square feet, is powered by renewable energy.

We are focused on promoting sustainable and responsible tourism in India and have implemented initiatives across India through MakeMyTrip Foundation, or MMT Foundation, a charitable trust promoted by MMT India. MMT Foundation supports projects that aim to make tourist destinations in India resilient and sustainable through the twin pillars of climate action and community empowerment.

In January 2024, MMT Foundation partnered with Central Himalayan Rural Action Group (Chirag) to plant 0.2 million saplings and to undertake shed recharge works with the aim of rejuvenating natural springs in Uttarakhand. In July 2023, MMT Foundation partnered with Vikas Center for Development to plant mangroves in the coastal region of Gujarat as part of a mangrove restoration and conservation initiative. Through its collaborative efforts with local communities, MMT Foundation has planted over 1.7 million saplings across several states in India as of the date of this Annual Report.

MMT Foundation has also partnered with Waste Warriors Society, a non-profit organization in India, to implement waste management initiatives in Sahastradhara and Kempty Falls, which are popular tourist locations in India. Through initiatives such as waste collection, clean-up activities and community engagement programs, MMT Foundation aims to reduce plastic pollution and increase public awareness regarding responsible waste management practices.

We also partnered with One Earth Foundation to conduct similar activities in Goa, which is also a popular tourist location in India. MMT Foundation implemented a development initiative at Neil Island in the Andaman and Nicobar Islands in collaboration with the local government. MMT Foundation has organized plastic waste clean-up activities at selected locations on Neil Island since 2020. Through this initiative, MMT Foundation has also provided waste bins on the beaches to manage solid waste, established sanitation facilities and installed drinking water dispensers to provide tourists with safe drinking water.

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

Where appropriate and practicable, we encourage local residents to list homestay properties on our platform, with the aim of contributing to the local economy and promoting sustainable livelihoods for local residents. Over 25,000 homestays were available to customers for booking through our platform as of March 31, 2024 and we intend to continue expanding the options available in this category.

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

We have also adopted a formal anti-sexual harassment policy that provides guidance to our employees and outlines procedures for preventing and reporting sexual harassment incidents at our workplaces.

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

Our key logos are also registered trademarks in India, including “MakeMyTrip”, “MMTBLACK”, “MakeMyTripMyBusiness”, “go-mmt”, “GoStays”, “GoIbibo”, “Ibibo”, “MAKEMY”, “MYTRIP”, “GoTribe”, “GoCash”, “redbus.in”, “redRail” and “Primo”.

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

Employees

As of March 31, 2024, we had 4,576 employees. The following tables show a breakdown of our employees as of the end of our past three fiscal years by function and location.

	Number of Employees as of March 31,
Division/Function	2022	2023	2024
Management	15	14	14
Product development	204	227	271
Sales and marketing	965	1,219	1,313
Technology development and technology support	1,315	1,538	1,581
Operations, business development and supply	513	667	819
Others (including administration, finance and accounting, legal and human resources)	326	425	578
Total	3,338	4,090	4,576

	Number of Employees as of March 31,
Location	2022	2023	2024
India	3,127	3,841	4,288
United States	2	2	2
Singapore	39	48	68
Malaysia	12	19	27
Thailand	56	73	82
United Arab Emirates	9	14	15
China	1	—	—
Colombia	10	10	9
Peru	52	52	53
Indonesia	28	29	25
Vietnam	2	2	6
Cambodia	—	—	1
Total	3,338	4,090	4,576

None of our employees are represented by a labor union. We believe that our relations with our employees are good. We contract with third parties for the provision of temporary employees from time to time based on the needs of our businesses for various functions, including administration, technology-related projects. As of March 31, 2024, we employed 453 temporary and contract employees.

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

MMT India requires licenses from state tourism departments to act as a travel agent/tour operator in certain states in India. MMT India has received such licenses from the Ministry of Tourism, Government of India for its registered office in the state of Haryana. In addition, Luxury Tours and ibibo Group Pte. Ltd. holds travel agent’s licenses from the Singapore Tourism Board. We also have inbound and outbound licenses for ITC Group issued by Department of Tourism, Thailand, as well as a Seller of Travel certificate of registration for MakeMyTrip, Inc. from the State of California in the United States. One of our recently acquired subsidiaries, Book My Forex is licensed with the Reserve Bank of India as a full fledged money changer and can offer currency exchange services in India.

India’s new Digital Personal Data Protection Act, 2023, or the DPDP Act, which will become effective upon notification by the Government of India, regulates the collection, processing, storage, transfer and use of personal data either collected in digital form or otherwise and later digitized. The law seeks to protect the rights of data principals, or individuals to whom the data relates, and impose obligations and duties on data fiduciaries, which determine the purpose and means of processing such data, including with other entities. In particular, the DPDP Act provides data principals with various rights, including to access information on processing and sharing of data by data fiduciaries, to correct, update or erase data and to have grievances redressed by a data fiduciary or a consent manager registered with the Data Protection Board of India, or the DPBI, a new regulatory authority established under the DPDP Act. Obligations on data fiduciaries include that processing of personal data is only permitted with consent or for certain uses, that the data fiduciary remains responsible for compliance with requirements for processing, including by third party data processors, and requirements for reasonable security safeguards to protect data from breach and notifications to data principals and the DPBI, including for any data breach, and special provisions for data of children and persons with disabilities. Data fiduciaries can also be designated by the Government of India, based on volume and sensitivity of data processed and other factors, as significant data fiduciaries subject to increased regulatory requirements, including to appoint a data protection officer and an independent data auditor and requirements for periodic data protection impact assessment and audit. The DPBI has powers to impose penalties of up to Rs. 2.5 billion (approximately $0.03 billion) for breaches of the DPDP Act.

The Consumer Protection Act, 2019, along with the Consumer Protection (E-Commerce) Rules, 2020, or the CPA, regulate matters relating to consumer rights, unfair trade practices and false or misleading advertising, and also establishes regulatory authorities, including to address complaints, conduct investigations and adjudicate disputes. The rules impose obligations on marketplace and inventory e-commerce entities and sellers relating to the conduct of business and disclosure of information. In addition, the Government of India invited comments in June 2021 on draft amendments to the Consumer Protection (E-Commerce) Rules, 2020, which include various compliance requirements, including registration of e-commerce entities, restrictions on certain sales and marketing activities and disclosure requirements. The timing or impact of such amendments, which remain in draft form, are not yet certain. The Central Consumer Protection Authority, a regulatory authority established under the CPA, issued guidelines in 2023 to prevent and regulate certain “dark pattern” practices, and is applicable to all platforms offering goods and services in India, advertisers and sellers. These practices include false urgency, basket sneaking, confirm shaming, forced action, subscription trap, interface interference and others.

Our operations in India currently do not benefit from tax holidays under any applicable laws or regulations.

The Government of India’s consolidated foreign direct investment policy, or the FDI Policy, and the Foreign Exchange Management Act, 1999, and the rules and regulations thereunder, each as amended, or FEMA, have certain requirements with respect to downstream investments by Indian companies that are owned or controlled by foreign entities and with respect to foreign investment into India and transfer of ownership or control of Indian companies in sectors with caps on foreign investment from resident Indian persons or entities to foreigners, as well as such transactions between foreigners. These requirements currently include restrictions on pricing, valuation of shares and sources of funding for such investments, and may, in certain cases, require prior notice to or approval of the Government of India. In addition, pursuant to amendments in April 2020 to the FDI policy and the FEMA rules, prior government approval will be required for any non-debt investment into India by non-resident entities from countries that share a land border with India or where the beneficial owner of such an investment is situated in or is a citizen of any such country, as well as for any transfer of any such proposed or existing non-debt investment, directly or indirectly, that would result in ownership by any such non-resident entity or beneficial owner. The list of land border countries includes Afghanistan, Bangladesh, Bhutan, the People’s Republic of China, Myanmar, Nepal and Pakistan. This approval requirement applies to investments in all sectors, including those that previously did not require such approval, such as travel and tourism. The term “beneficial owner” has not yet been defined for purposes of the FDI Policy and the FEMA. If we are deemed to be a non-resident entity or an entity with a beneficial owner restricted by these amendments, prior government approval will be required for investments in non-debt instruments in our direct and indirect Indian subsidiaries and group entities, including MMT India and redBus India, as well as for any such proposed investments or acquisitions by us or our affiliates, including MMT India, redBus India and affiliates which are not resident in India. Investments in our ordinary shares, including upon conversion of our Class B shares or our 2028 Notes, and our Class B shares would be deemed to be non-debt investments into our Indian subsidiaries, including MMT India and redBus India. Accordingly, under the current FDI Policy and the FEMA rules, any proposed holder of our ordinary shares or Class B shares that is a non-resident entity from a country that shares a land border with India or where the beneficial owner of such an investment is situated in or is a citizen of any such country would need to have obtained prior government approval in India, and any holder or beneficial owner of our 2028 Notes that is a non-resident entity from a country that shares a land border with India or where the beneficial owner of such an investment is situated in or is a citizen of any such country will not be able to convert such notes into ordinary shares without such approval. The Government of India has made and may continue to make revisions to the FDI Policy and the FEMA rules, which may impose additional requirements with respect to any holder’s ability to acquire our ordinary shares, including upon conversion of our Class B shares or our 2028 Notes, and/or requirements for acquisition of our ordinary shares or Class B shares upon a transfer thereof. Further, under the FEMA, we are restricted from lending to or borrowing from our Indian subsidiaries and our Indian subsidiaries are restricted from lending or borrowing in foreign currencies. We are also required to complete FEMA filings with respect to past investments in order to make further investments in India. Under the FEMA, the Reserve Bank of India has the power to impose monetary penalties up to three times the value of a FEMA contravention where quantifiable, and confiscate the shares at issue. Further, the Government of India has made and may continue to make revisions to the FDI policy on e-commerce in India, including in relation to business model, inventory, pricing and permitted services. The Department of Promotion of Industry and Internal Trade, Ministry of Commerce and Industry, Government of India invited comments on a draft National e-Commerce Policy in 2019, which addresses various topics, including data and e-commerce regulation. The timing or impact of this policy, which remains in draft form, is not yet certain. Such changes may require us to make changes to our business in order to comply with Indian law.

The Competition Act regulates practices that could have an appreciable adverse effect on competition in India. Under the Competition Act, any arrangement, understanding or action, whether formal or informal, which causes or is likely to cause an appreciable adverse effect on competition in India is void and may result in substantial penalties and compensation to be paid to persons shown to have suffered losses. Any agreement among competitors which directly or indirectly determines purchase or sale prices, results in bid rigging or collusive bidding, limits or controls production, supply, markets, technical development, investment or the provision of services, or shares the market or source of production or provision of services in any manner, including by way of allocation of geographical area or types of goods or services or number of customers in the market, is presumed to have an appreciable adverse effect on competition. Further, the Competition Act prohibits the abuse of a dominant position by any enterprise either directly or indirectly, including by way of unfair or discriminatory pricing or conditions in the sale of goods or services, using a dominant position in one relevant market to enter into, or protect, another relevant market, and denial of market access, and such practices are subject to substantial penalties and may also be subject to compensation for losses and orders to divide the enterprise. Acquisitions, mergers and amalgamations that exceed certain revenue and asset thresholds (combinations) require the prior approval of the CCI. Any such combinations that have, or are likely to have, an appreciable adverse effect on competition in India are prohibited and void. There can be no assurance that we will be able to obtain approval for such future transactions on satisfactory terms, or at all. Further, the CCI has extraterritorial powers and can investigate any agreements, abusive conduct or combination occurring outside India if such agreement, conduct or combination has, or is likely to have, an AAEC in India. Pursuant to recent Competition Act amendments, enterprises and persons, even if not engaged in similar businesses, have been brought within the scope of anti-competitive agreements. Amendments that are not yet effective include transaction value thresholds that require notification to the Competition Commission of India.

The Ministry of Corporate Affairs, Government of India recently invited comments on a draft Digital Competition Bill, 2024, which includes ex-ante regulatory measures applicable to systemically significant digital enterprises to be identified by the Competition Commission of India based on certain revenue, merchandise value, market capitalization and user number thresholds, and offering specified core digital services. These measures include fair and transparent dealing with users, restrictions on personal and non-public data usage, permitting the use of third-party applications and prohibitions on self-preferencing, anti-steering and tying and bundling and others. The impact of this proposed law, which is in draft form, is uncertain.

See “Item 3. Key Information — D. Risk Factors — Risks Related to Us and Our Industry — Changing Laws, Rules and Regulations and Legal Uncertainties in India, Including Adverse Application of Corporate and Tax Laws, May Adversely Affect Our Business and Financial Performance” and “— Our Business and Activities Are Regulated by Competition Laws and Regulations.”

C. Organizational Structure

The following diagram illustrates our corporate structure and the place of formation and ownership interest of each of our key operating subsidiaries, as of the date of this Annual Report.

Notes:

(1)
MakeMyTrip Limited and ibibo Group collectively hold all the issued shares in MMT India. The operating subsidiaries of MMT India include Quest 2 Travel, Simplotel, Savaari and other insignificant subsidiaries.
(2)
The operating subsidiaries of ibibo Group include redBus India, Bitla, ibibo Group Pte. Ltd. and other insignificant subsidiaries. redBus India is the ibibo Group’s key Indian operating subsidiary.
(3)
The ITC Group consists of ITC Bangkok Co., Ltd. (Thailand) and other insignificant subsidiaries.
(4)
MakeMyTrip FZ-LLC (UAE) has a wholly-owned subsidiary in Dubai named MMT UAE.
(5)
The key operating subsidiary of TripMoney is Book My Forex.

D. Property, Plants and Equipment

Our principal executive office is located in Gurugram, India, which serves as the principal place of business for our MakeMyTrip and Goibibo operations. Our principal executive office covers approximately 146,842 square feet and is under lease. Our redBus business is operated from our Bengaluru office in India. We have leased three facilities covering 102,827 square feet in Bengaluru for our MakeMyTrip, Goibibo and redBus businesses.

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

Overview

We are a leading travel service provider in India. Through our primary websites, www.makemytrip.com, www.goibibo.com and www.redbus.in, and mobile platforms, travelers can research, plan and book a wide range of travel services and products in India as well as overseas. Our services and products include air ticketing, hotels and packages, bus tickets, rail tickets, car hire, activities and experiences and ancillary travel requirements such as facilitating access to third-party travel and other insurance products, foreign currency exchange services and visa processing. In order to meet the requirements of the growing Indian middle-class travel market where internet penetration is low, we also utilize other technology-enhanced distribution channels, including call centers, franchisee-owned travel stores in India, as well as our travel agents’ network in India. Our customers are able to make bookings on our MakeMyTrip, Goibibo and redBus websites and on mobile platforms through our mobile applications, including Indian domestic and international flights, hotels and packages and bus offerings through our iOS and Android applications. Mobile devices have and will continue to be an integral part of how our customers purchase our products in the coming years.

We generate revenue through three main lines of business, air ticketing, hotels and packages and bus ticketing. Our sales of air tickets, bus tickets and hotel rooms are primarily made through our websites and our mobile applications. Our customers can book standard packages on our websites and mobile platforms, but sales of packages within or outside India are often concluded through our call centers, as well as through our network of travel agents and franchisees. We also generate revenue through the online sale of rail tickets, car hire services, activities and experiences, visa services, brand alliance fees and by facilitating access to travel and other insurance products, as well as advertising revenue from third-party advertisements on our platforms.

In our air ticketing business, our main sources of revenue are commissions and incentive payments from airline suppliers for tickets booked by customers through our distribution channels, service fees we charge our customers and fees or incentives from our GDS service providers. Revenue from our air ticketing business is generally accounted for as an agent on a “net” basis.

In our hotels and packages business, revenue (including revenue on air tickets and other services sold as part of packages) is generally accounted for on a “gross” basis, representing the total amount paid by our customers for these travel services and products. The cost of procuring the relevant services and products for sale to our customers in this business is classified as service cost. Our hotels and packages revenue also include commissions and convenience fees earned from travelers for the sale of hotel rooms (without packages), and commissions we earn as an agent from other online travel agents and aggregators from whom we procure hotel rooms for our customers for most of the hotels outside India, which are accounted for on a “net” basis. We earn commissions in a similar manner for certain non-hotel products related to our packages. Our hotels and packages business tends to yield higher margins than our air ticketing business, which we believe reflects the greater value that our travel services add and the more complex nature of our hotels and packages services as compared to our air ticketing business. We are focused on expanding our hotels and packages business and shifting our revenue mix accordingly.

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

The following table reconciles our revenue (an IFRS measure) to Adjusted Margin (a segment profitability measure):

	Air Ticketing			Hotels and Packages			Bus Ticketing			Others
	Fiscal Year Ended March 31,			Fiscal Year Ended March 31,			Fiscal Year Ended March 31,			Fiscal Year Ended March 31,
	2022	2023	2024	2022	2023	2024	2022	2023	2024	2022	2023	2024
	(in thousands)
Revenue as per IFRS	$88,712	$147,793	$201,246	$157,267	$337,686	$435,542	$39,896	$74,873	$92,693	$18,047	$32,684	$53,043
Add: Customer inducement costs recorded as a reduction of revenue	67,090	135,338	116,423	41,545	90,487	123,695	1,814	8,025	9,432	798	1,902	440
Less: Service cost as per IFRS	311	3,078	—	54,760	168,387	210,357	3,397	5,596	—	282	506	4,732
Adjusted Margin	$155,491	$280,053	$317,669	$144,052	$259,786	$348,880	$38,313	$77,302	$102,125	$18,563	$34,080	$48,751

Key Operating Metrics

Our operating results are affected by certain key metrics that represent overall transaction activity and subsequent financial performance generated by our travel services and products. The key metrics which are critical in determining the ongoing growth of our business are gross bookings, Adjusted Margin and Adjusted Margin %.

Gross bookings represent the total amount paid by our customers for the travel services and products booked through us, including taxes, fees and other charges, net of cancellations and refunds.

Adjusted Margin represents IFRS revenue after adding back customer inducement costs in the nature of customer incentives, customer acquisition costs and loyalty program costs which are reported as a reduction of revenue, and deducting the cost of acquisition of services primarily relating to sales to customers where we act as the principal.

Adjusted Margin % is defined as Adjusted Margin as a percentage of gross bookings and represents the commissions, fees, incentive payments and other amounts earned in our businesses. We follow Adjusted Margin % trends closely across our various lines of business to gain insight into the profitability of our various businesses.

Revenue from our air ticketing business is generally accounted for on a “net” basis (representing the commissions, incentive payments and fees we earn) and recognized at the time of issuance of air tickets. We account for our air ticketing revenue in this manner as we typically act as an agent and do not assume any performance obligation after the confirmation of the issuance of tickets.

Revenue from our hotels and packages business (including air tickets and other services sold as part of packages) is generally accounted for on a “gross” basis, representing the total amount paid by our customers for these travel services and products, as we control the services before such services are transferred to the traveler. The cost of procuring the relevant services and products for sale to our customers in this business is classified as service cost. However, our hotels and packages revenue also include commissions and convenience fees earned from travelers for the sale of hotel rooms (without packages), and commissions we earn as an agent from other online travel agents and aggregators from whom we procure hotel rooms for our customers for most hotels outside India, which are accounted for on a “net” basis. We earn commissions in a similar manner for certain non-hotel products related to our packages. Income from hotel reservations (without packages) including commission earned is recognized on a “net” basis as an agent on the date of check-in as the performance obligation is satisfied by us on the date of check-in by the traveler. Income from hotel reservations (part of packages) is recognized on a “gross” basis on the date of departure for packages as the performance obligation is satisfied by us.

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

	Fiscal Year Ended March 31,
	2022	2023	2024
	(in thousands, except percentages)
Unit Metrics
Air Ticketing - Flight segments(1)	24,704	43,882	51,145
Hotels and Packages - Room nights(2)	15,595	26,101	31,111
Standalone Hotels - Online(3) - Room nights(2)	15,279	25,307	30,195
Bus Ticketing - Travelled tickets	39,491	73,048	86,815

Adjusted Margin(4)
Air Ticketing(5)	$155,491	$280,053	$317,669
Hotels and Packages	144,052	259,786	348,880
Bus Ticketing	38,313	77,302	102,125
Others	18,563	34,080	48,751

Gross Bookings(6)
Air Ticketing(5)	$1,941,415	$4,144,281	$4,942,404
Hotels and Packages	804,671	1,556,330	1,985,210
Bus Ticketing	442,764	865,567	1,026,807
	$3,188,850	$6,566,178	$7,954,421

Adjusted Margin %(7)
Air Ticketing(5)	8.0%	6.8%	6.4%
Hotels and Packages	17.9%	16.7%	17.6%
Bus Ticketing	8.7%	8.9%	9.9%

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

The following table reconciles our revenue (an IFRS measure) to Adjusted Margin (a segment profitability measure):

	Air Ticketing			Hotels and Packages
	Fiscal Year Ended March 31,			Fiscal Year Ended March 31,
	2022	2023	2024	2022	2023	2024
	(in thousands)
Revenue as per IFRS	$88,712	$147,793	$201,246	$157,267	$337,686	$435,542
Add: Customer inducement costs recorded as a reduction of revenue	67,090	135,338	116,423	41,545	90,487	123,695
Less: Service cost as per IFRS	311	3,078	—	54,760	168,387	210,357
Adjusted Margin	$155,491	$280,053	$317,669	$144,052	$259,786	$348,880

	Bus Ticketing			Others
	Fiscal Year Ended March 31,			Fiscal Year Ended March 31,
	(in thousands)
	2022	2023	2024	2022	2023	2024
Revenue as per IFRS	$39,896	$74,873	$92,693	$18,047	$32,684	$53,043
Add: Customer inducement costs recorded as a reduction of revenue	1,814	8,025	9,432	798	1,902	440
Less: Service cost as per IFRS	3,397	5,596	—	282	506	4,732
Adjusted Margin	$38,313	$77,302	$102,125	$18,563	$34,080	$48,751

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

Factors Affecting Our Results of Operations

Changes in Our Business Mix and Adjusted Margin %. Changes in the Indian air travel industry have affected, and will continue to affect, the revenue per transaction for travel agents, including our company. In particular, volatility in global economic conditions, travel disruptions due to the COVID-19 pandemic, jet fuel prices in recent years, as well as increased liquidity and operational constraints, have caused our airline partners to pursue cost reductions in their operations, including reducing distribution costs. Measures taken by airlines to reduce such costs have included reductions in travel agent commissions. Many international airlines, which fly to India, have also either significantly reduced or eliminated commissions to travel agents. Unlike full-service airlines, low-cost airlines do not generally utilize GDSs for their ticket inventory. As a result, travel agents selling air tickets for low-cost airlines generally do not earn fees or incentives from GDSs.

Adverse changes to the overall business and financial climate for the airline industry in India due to various factors including, but not limited to, rising fuel costs, high taxes, significant depreciation of the Indian Rupee as compared to the US dollar making travel for Indian consumers outside India more expensive, and increased liquidity constraints, resulted in airlines in India reducing the base commissions paid to travel agencies. Over the last few years, domestic airlines in India continued to reduce the base commissions paid to travel agencies and airlines offered their own loyalty programs to attract customers, which required us to incur increased marketing and sales promotion expenses to promote transactions on our platforms in India. Any consolidation in the airline industry involving our suppliers may also adversely affect our existing relationships and arrangements with such suppliers.

In addition, many large hotel chains and online travel agencies have launched initiatives, such as increased discounting and incentives, to encourage consumers to book accommodations through their own booking platforms. Discounting and couponing coupled with a high degree of consumer shopping behavior is particularly common in Asian markets, while brand loyalty in such markets is less important. In some cases, our competitors are willing to make little or no profit on a transaction, or offer travel services at a loss, in order to gain market share.

Our hotels and packages business tends to yield higher margins than our air ticketing business, reflecting the greater value added in respect of the travel services that we provide in the hotels and packages segment as well as the diversity and complexity of hotels and packages services compared to air tickets. We are focused on expanding our hotels and packages business and, accordingly, increasing our revenue mix from our hotels and packages segment.

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

We also incur costs associated with customer inducement and acquisition programs, including cash incentives and select loyalty program incentive promotions, which we offer from time to time on various booking platforms. Such customer inducement costs for acquiring customers and promoting transactions, including upfront cash incentives and select loyalty program costs, when incurred are recorded as a reduction or deferral of revenue. When the incentives offered to the traveler are higher than the income earned from the customers, the excess (i.e., the incentive given to a traveler less income earned from the customers) on an individual transaction basis is classified under marketing and sales promotion expenses. We may also increase our marketing and sales promotion expenses as a result of our expansion into new markets and such expenses may not be offset by increased revenue particularly at the initial commencement of business in these new markets.

Trends and Changes in the Indian Economy and Travel Industry. Our financial results have been, and are expected to continue to be, affected by trends and changes in the Indian economy and travel industry, particularly the Indian online travel industry. An expanding and evolving travel market, coupled with greater internet, smartphone and other mobile device penetration, is expected to drive robust growth in online travel bookings in India. As consumers shift to researching and booking travel online, travel suppliers have adapted their offerings and deepened their relationships with online marketing and booking channels, such as online travel agencies, to generate revenue. Online travel agencies provide travel suppliers with scale and distribution into new and existing markets and also provide customers with ease of booking, 24/7 customer service and localization services, including language and payment capabilities. Some of the trends and changes include:

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

There has since been a significant recovery in the aviation sector in India. Prior to the COVID-19 pandemic, the Government of India implemented an initiative known as the “UDAN” program, with a focus on broadening the air travel sector, bringing new entrants into the air travel market and expanding the Indian travel market. The rising proportion of middle-income households in India has contributed to an increase in demand for air tickets. In addition, all major domestic airlines in India placed orders for new planes during fiscal year 2024, which we believe will contribute to increased domestic and international travel demand in the future.

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

In the past few years, there have been periods of weakness in the Indian Rupee compared to the US dollar. In fiscal year 2024, the average value of the Indian Rupee depreciated 3.4% against the US dollar as compared to the average value of the Indian Rupee in fiscal year 2023. In fiscal year 2023, the average value of the Indian Rupee depreciated 6.7% against the US dollar as compared to the average value of the Indian Rupee in fiscal year 2022.

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

Our Revenue, Service Cost and Expenses

Revenue

We commenced operations in 2000 with a focus on the non-resident Indian market in the United States, primarily servicing its demand for United States to India air tickets. We started our Indian business with the launch of our Indian MakeMyTrip website in September 2005 and acquired the ibibo Group in January 2017. Over time, we have expanded our hotels and packages business, expanded internationally, and introduced other travel related services and products such as the booking of bus and rail tickets, car hire, activities and experiences and ancillary travel requirements such as facilitating access to third-party travel, foreign currency exchange services and other insurance products and visa processing. We also generate advertising revenue from third-party advertisements on our platforms including revenue from brand alliances. The key travel services we offer are booking of air tickets, hotels and packages and bus tickets. Below is a description of the key components of our revenue.

Air Ticketing. We earn commissions from airline suppliers for tickets booked by customers through our distribution channels as well as incentive payments linked to the number of sales facilitated by us. We either deduct commissions at the time of payment of the fare to our airline suppliers or collect our commissions on a regular basis from our airline suppliers. Incentive payments are collected from our airline suppliers on a periodic basis. Incentives earned from airlines are recognized on the basis of performance targets agreed with the relevant airline and when performance obligations have been satisfied. Further, we also charge our customers a service fee for booking airline tickets. We receive fees or incentives from our GDS service providers based on the volume of sales completed by us through the GDS. Revenue from air tickets sold as part of packages is included in our hotels and packages revenue.

Hotels and Packages. Revenue from our hotels and packages business generally represents the total amount paid by our customers for these services and products as well as revenue from air tickets sold as part of packages. Our hotels and packages revenue also include convenience fees earned from travelers for the sale of hotel rooms (without packages), and commissions we earn as an agent from other online travel agents and aggregators from whom we procure hotel rooms for our customers for most hotels outside India, which are accounted for on a “net” basis. We earn commissions in a similar manner for certain non-hotel products related to our packages. Revenue from the packages business, which is accounted for on a “gross” basis, represents the total amount paid by customers for these travel services and products.

Bus ticketing. Income from bus ticketing, including commissions and fees earned from bus operators and convenience fees earned from the traveler is recognized on a “net” basis as an agent.

Other Revenue. Our other revenue primarily comprises third-party advertising on our platforms and brand alliance fees, fees for the booking of rail tickets, car hire, fees on foreign currency exchange services, activities and experiences and fees from third party for our facilitation of service offerings.

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

The following table sets forth revenue recorded on a “gross” basis and on a “net” basis as well as service costs within our air ticketing business, our hotels and packages business, our bus ticketing business and our other revenue during last three fiscal years, together with a reconciliation of our revenue (an IFRS measure) to Adjusted Margin (a non-IFRS, segment profitability measure).

	Air Ticketing			Hotels and Packages			Bus Ticketing			Others
	Fiscal Year Ended March 31,			Fiscal Year Ended March 31,			Fiscal Year Ended March 31,			Fiscal Year Ended March 31,
	2022	2023	2024	2022	2023	2024	2022	2023	2024	2022	2023	2024
	(in thousands)
Revenue on gross basis	$—	$—	$—	$63,286	$189,680	$243,046	$—	$—	$—	$—	$—	$5,404
Revenue on net basis	88,712	147,793	201,246	93,981	148,006	192,496	39,896	74,873	92,693	18,047	32,684	47,639
Revenue as per IFRS	$88,712	$147,793	$201,246	$157,267	$337,686	$435,542	$39,896	$74,873	$92,693	$18,047	$32,684	$53,043
Add: Customer inducement costs recorded as a reduction of revenue	67,090	135,338	116,423	41,545	90,487	123,695	1,814	8,025	9,432	798	1,902	440
Less: Service cost as per IFRS	311	3,078	—	54,760	168,387	210,357	3,397	5,596	—	282	506	4,732
Adjusted Margin	$155,491	$280,053	$317,669	$144,052	$259,786	$348,880	$38,313	$77,302	$102,125	$18,563	$34,080	$48,751

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

Since 2016, the Indian travel industry has seen a significant shift to online transactions driven by significant growth in the smartphones user base. In the past, most of our customers booked travel services using our websites through their desktop or laptop. Keeping in view the changing trend of the platform being used by customers for online search and bookings (i.e., increasingly moving towards mobile site or mobile applications), we created direct engagement programs to attract and retain customers.

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

We have offered these customer inducement and acquisition programs from time to time on our various booking platforms. Below are further details regarding the cash back incentives, upfront cash incentives and e-wallet loyalty programs that we offer:

•
Cash back incentives: Under this scheme, the end-customers are offered certain predefined cash backs based on the terms offered at the time of sale. We enter into specific agreements with various banks for joint promotional offers pursuant to which the cost of cash back promotional incentive is shared between the bank and us, before rolling out the schemes to the end-customers. On eligible transactions, either an instant cash-back discount is given to the end-customer at the time of payment or cash is credited to the end customer’s credit card or bank account by the bank as per the terms communicated at the time of the transaction. We share details of eligible bookings made under the promotional offer with the respective banks with whom such promotions were offered. The relevant bank reconciles the details shared with transactions recorded on their platform.

It is our obligation to pay the end-customer on the basis of a promotional offer for an instant cash-back discount. In the case of instant cash-back discounts, after the completion of the offer period, we send an invoice to the relevant bank to recover the portion of the cost to be borne by the bank. The bank then verifies the invoice with its bookings under the respective promotional offers based on the agreement entered and pays the eligible cash back amount to us.

It is the relevant bank’s obligation to pay the end-customer on the basis of a promotional offer for a cash credit to the end customer’s credit card or bank account. In the case of cash back to card offers, after completion of the offer period, the bank sends an invoice to us to recover the portion of the cost to be borne by us. We verify the invoice with our bookings under the respective promotional offers based on the agreement entered with bank and pay the eligible cash back amount to the bank.

•
Upfront cash incentives: Under this scheme, an upfront e-cash incentive is offered to end-customers at the time of booking on eligible online transactions as part of our customer inducement and retention strategy, primarily in the air ticketing and hotels business. We predetermine the cash incentive to be offered on each sale and the end-customer is required to select from the various promotional offers. Upon such selection, the customer becomes eligible for an upfront cash incentive. The quantum of this incentive is based on the gross value of the transaction in order to induce the end-customer and is not linked to the commission earned by us as an agent from the hotels or airlines or service fee earned from the customers.
•
E-wallet loyalty program: As part of our loyalty program and to drive repeat behavior, we have created a captive E-wallet program on our websites and mobile applications. Under this program, we give cash back on eligible online transactions to our customers as part of our inducement and retention plan and to effectively promote cross-sales across different business segments. The cash back is given in our customers’ E-wallet account, which can only be used for future bookings with us, subject to certain monetary restrictions and other terms and conditions.

We offer E-wallet cash back to customer at the time of sale. We predetermine the cash back to be offered on each sale and the customer is required to select from the various promotional offers. Upon such selection, the customer becomes eligible for the cash back in our E-wallet. Our liability is to honor the promotional offer and credit the amount to the customer’s E-wallet. The amount credited may then be used by the customer in future bookings in accordance with the E-wallet balance utilization terms and conditions, subject to an expiration date.

We also run certain other loyalty programs as part of our routine loyalty traction mechanism to incentivize our customers to buy additional services in the future. We have offered these loyalty programs for many years. Under such loyalty programs, the rewards awarded to a customer in a sales transaction represent incentives offered to such customers from value derived from the sales transaction.

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

Other Operating Expenses

Other operating expenses primarily consist of, among other things, charges by payment gateway providers, website hosting charges, distribution costs, fees paid to our outsourcing service providers for our call center service and other functions and legal and professional expenses.

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

Finance Income and Costs

Finance income comprises interest income on funds invested, interest income on income tax refunds, foreign exchange gains (net) and change in financial asset.

Finance costs comprise interest expense on borrowings, foreign exchange losses (net), change in financial liability or financial asset, impairment losses recognized on financial assets, including trade and other receivables and cost related to public offerings. Foreign currency gains and losses are reported on a net basis. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in the statement of profit or loss using the effective interest method.

Interest income and cost is recognized as it accrues in profit or loss, using the effective interest method.

The ‘effective interest rate’ is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to:

•
the gross carrying amount of the financial asset; or
•
the amortised cost of the financial liability.

Foreign Currency Translation

We report our consolidated financial statements in US dollars, which is the functional and presentation currency of our holding company and certain of our subsidiaries. The functional currency of each of our subsidiaries is the currency in which each subsidiary primarily generates and expends cash. The financial statements of all our subsidiaries with functional currencies other than US dollars are translated to our holding company’s presentation currency using relevant exchange rates in accordance with IFRS. In particular, the assets and liabilities of our foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to US dollars at exchange rates as of the relevant reporting date, and the income and expenses of our foreign operations are translated to US dollars at the average of the exchange rates applicable during the relevant reporting period. Adjustments resulting from the translations of financial statements of our subsidiaries, except for subsidiaries whose functional currency is US dollars, from their functional currency to our presentation currency are accumulated and reported as other comprehensive income, which is a separate component of our shareholders’ equity called "Foreign Currency Translation Reserve" ("FCTR"). However, if the operation is a non-wholly owned subsidiary, then the relevant proportionate share of the foreign currency translation difference is allocated to non-controlling interest and reported in non-controlling interest. When a foreign operation is disposed of, in part or in full, the relevant amount in the FCTR is transferred to profit or loss as part of the profit or loss on disposal. See also “— Quantitative and Qualitative Disclosures about Market Risk — Foreign Currency Risk.”

Critical Accounting Policies

We believe the following are the critical accounting policies used in the preparation of our consolidated financial statements. For more information on each of these policies, see “Note 3 — Material Accounting Policies” in the notes to our consolidated financial statements included in this Annual Report.

Revenue Recognition

Information about the Group’s accounting policies relating to revenue from contracts with customers is provided below.

The Group provides travel products and services to leisure and corporate travelers in India and abroad. The revenue from rendering these services is recognized in the profit or loss upon transfer of control of promised services to customers in an amount that reflects the consideration our company expects to receive in exchange for those services. This is generally the case: (1) on the date of departure for tours and packages, (2) the date of check-in for our hotel booking business, (3) upon the issuance of the ticket in the case of sale of airline tickets, and (4) the date of journey in case of sale of bus tickets. The Group considers both the traveler and travel supplier to be its customers.

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

Income from hotels and packages also includes amounts received from hotel suppliers against online promotions of hotels brands on our platforms.

Income from sale of airline tickets, hotel reservations, bus ticketing and rail ticketing is recorded on net basis (i.e., the amount billed to a traveler less amount paid to a supplier), as the supplier is primarily responsible for providing the underlying travel services and the Group does not control the service provided by the supplier to the traveler.

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

Income from the sale of rail tickets, including convenience fees earned from the traveler is recognized on a net basis as an agent on the date of booking as the performance obligation is satisfied by the Group on the date of booking by the traveler.

Income from other sources of the Group, primarily comprising advertising revenue, fees for facilitating access to its internet-based platforms to travel insurance companies and brand alliance fees is recognized as the services are performed as per the terms of the contracts with respective supplier.

We provide loyalty programs under which participating customers earn loyalty points on current transactions that can be redeemed for future qualifying transactions. Under its customer loyalty programs, the Group allocates a portion of the consideration received to loyalty points that are redeemable against any future purchases of the Group’s services. This allocation is based on the relative stand-alone selling prices and considering breakages. The amount allocated to the loyalty program is deferred, and is recognized as revenue when loyalty points are redeemed or expire, whichever is earlier.

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

Marketing and Sales Promotion Costs

Marketing and sales promotion costs comprise internet, television, radio and print media advertisement costs as well as event driven promotion cost for the Group’s products and services. These costs include online video and display advertising on websites, television, print formats, search engine marketing, referrals from meta-search and travel research websites and any other media costs such as public relations and sponsorships.

Additionally, the Group also incurs customer inducement costs for acquiring customers and promoting transactions across various booking platforms such as upfront cash incentives and select loyalty program costs. Such customer inducement costs for acquiring customers and promoting transactions, including upfront cash incentives and select loyalty program costs, when incurred, are recorded as a reduction or deferral of revenue. In addition, when the incentives offered to the traveler are higher than the income earned from the customers, the excess (i.e., incentive given to a traveler less income earned from the customers) on an individual transaction basis is classified under marketing and sales promotion expenses.

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

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation.

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

Business Combinations, Goodwill and Intangible Assets

The Group accounts for business combinations using the acquisition method as at the acquisition date, when the acquired set of activities and assets meets the definition of a business and control is transferred to the Group. In determining whether a particular set of activities and assets is a business, the Group assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs. The Group has an option to apply a "concentration test" that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

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

Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognised for non-controlling interests and any previous interest held over the net identifiable assets acquired and liabilities assumed). If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognised at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognised in profit or loss.

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

Impairment

i)
Non-financial assets

The carrying amounts of the Group’s non-financial assets, primarily property, plant and equipment, technology related development cost, advances to suppliers and other intangible assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested annually for impairment. An impairment loss is recognized if the carrying amount of an asset or cash generating unit (CGU) exceeds its recoverable amount.

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

The equity instruments generally vest in tranches over the vesting period. The fair value determined at the grant date is expensed over the vesting period of the respective tranches. We recognize share-based compensation net of an estimated forfeiture rate and expectation of non-market performance conditions to be met, therefore we only recognize compensation cost for those shares expected to vest over the vesting period of the award.

In determining the estimated forfeiture rates for share-based awards, we periodically conduct an assessment of the actual number of equity awards that have been forfeited to date as well as those expected to be forfeited in the future. We consider many factors when estimating expected forfeitures, including the type of award, the employee class and historical experience. If our actual forfeiture rate is materially different from our estimate, the share-based compensation costs could be significantly different from what we have recorded in the current period.

Technology-related Development Cost

Technology-related development costs representing all directly attributable development costs, including vendor invoices towards costs of design, configuration, coding, installation and testing of our websites and mobile platforms are capitalized until implementation. Upon implementation, the asset is amortized to expense over its estimated useful life. Ongoing technology-related post-implementation costs of operation and application maintenance are charged to expense as incurred. Technology-related development costs also include costs incurred on development of internally generated intangible assets which have been capitalized on meeting the criteria of technical feasibility, future economic benefit, marketability and being separately identifiable.

Income Tax

Income tax expense comprises current and deferred tax. Current and deferred tax is recognized in our profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or other comprehensive income, in which case it is recognized in equity or in other comprehensive income.

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

Deferred Income Tax. Deferred tax is recognized on temporary differences, as of the relevant reporting date, between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. We recognize a deferred tax asset only to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences and tax loss carry forwards (including unabsorbed depreciation) can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it has become probable that future taxable profits will be available against which they can be used.

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

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities which intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities simultaneously.

Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and at the time of transaction affects neither accounting nor taxable profit or loss and does not give rise to equal taxable and deductible temporary differences, arising on the initial recognition of the goodwill and differences relating to investments in subsidiaries, associates to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future.

Compound financial instruments

Compound financial instruments issued by us comprise the 2028 Notes. The 2028 Notes are convertible at the option of the holder based upon an initial conversion rate of 25.8035 ordinary shares per $1,000 principal amount of the 2028 Notes (equivalent to a conversion price of approximately $38.75 per ordinary share). This conversion rate is subject to certain adjustments in connection with a make-whole fundamental change or any conversion rate adjustments (in each case, as described in the indenture relating to the 2028 Notes) and does not vary with changes in fair value. The liability component of compound financial instruments is initially recognized at the fair value of a similar liability that does not have an equity conversion option. The equity component is initially recognized as the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not remeasured. Interest related to the financial liability is recognized in profit or loss. In case of any change in the estimate related to expectations or timing of repayment, the new carrying amount of the liability component is recalculated based on re-estimated cash flows discounted at the original effective rate and any difference in the carrying amounts is recognized in profit or loss.

Earnings (Loss) Per Share

We present basic and diluted earnings (loss) per share (“EPS”) data for our ordinary shares (including Class B Shares). Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders (including Class B Shareholders) of the Company by the weighted average number of ordinary shares (including Class B Shares) outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders (including holders of Class B Shares) and the weighted average number of ordinary shares (including Class B Shares) outstanding after adjusting for the effects of all potential dilutive ordinary shares (including Class B Shares and 2028 Notes).

Results of Operations

The following table sets forth a summary of our consolidated statement of profit or loss and other comprehensive income, both actual amounts and as a percentage of total revenue, for the periods indicated.

	Fiscal Year Ended March 31,
	2022		2023		2024
	Amount	%	Amount	%	Amount	%
	(in thousands, except percentages)
Revenue	$303,922	100.0	$593,036	100.0	$782,524	100.0
Other income	3,490	1.1	2,798	0.5	770	0.1
Service cost	(58,750)	(19.3)	(177,567)	(29.9)	(215,089)	(27.5)
Personnel expenses	(116,924)	(38.5)	(131,968)	(22.3)	(147,587)	(18.9)
Marketing and sales promotion expenses	(51,033)	(16.8)	(101,601)	(17.1)	(123,304)	(15.8)
Other operating expenses	(81,575)	(26.8)	(133,698)	(22.5)	(204,833)	(26.2)
Depreciation, amortization and impairment	(29,496)	(9.7)	(27,396)	(4.6)	(27,267)	(3.5)
Results from operating activities	(30,366)	(10.0)	23,604	4.0	65,214	8.2
Finance income	9,984	3.3	10,974	1.9	24,365	3.1
Finance costs	(26,326)	(8.7)	(46,732)	(7.9)	3,307	0.4
Share of profit (loss) of equity- accounted investees	34	(0.1)	10	0.01	52	0.01
Profit (loss) before tax	(46,674)	(15.5)	(12,144)	(2.0)	92,938	11.7
Income tax benefit	1,107	0.4	976	0.2	123,805	15.8
Profit (loss) for the year	(45,567)	(15.1)	(11,168)	(1.9)	216,743	27.5

Fiscal Year 2024 Compared to Fiscal Year 2023

Revenue. We generated revenue of $782.5 million in the fiscal year 2024, an increase of 32.0% (35.7% in constant currency) over revenue of $593.0 million in the fiscal year 2023, primarily as a result of an increase of 36.2% (40.1% in constant currency) in revenue from our air ticketing business, an increase of 29.0% (32.5% in constant currency) in revenue from our hotels and packages business, an increase of 23.8% (27.5% in constant currency) in revenue from our bus ticketing business, and an increase of 62.3% (66.6% in constant currency) in revenue from our others business, each as further described below. The increase in revenue was primarily due to the sustained elevated travel demand in India for both domestic and international outbound travel in the fiscal year 2024 as compared to the fiscal year 2023.

Air Ticketing. Revenue from our air ticketing business increased by 36.2% (40.1% in constant currency) to $201.2 million in the fiscal year 2024, from $147.8 million in the fiscal year 2023. Our Adjusted Margin – Air ticketing increased by 13.4% (16.7% in constant currency) to $317.7 million in the fiscal year 2024, from $280.1 million in the fiscal year 2023. Adjusted Margin – Air ticketing includes customer inducement costs of $116.4 million in the fiscal year 2024 and $135.3 million in the fiscal year 2023, recorded as a reduction of revenue. The increase in revenue from our air ticketing business and Adjusted Margin – Air ticketing was primarily due to an increase in gross bookings of 19.3% (23.0% in constant currency) primarily driven by a 16.8% increase in the number of air ticketing flight segments year over year (excluding flight segments booked as a component of bookings for our Hotels and Packages segment), primarily due to the sustained elevated travel demand in India for both domestic and international outbound travel in the fiscal year 2024 as compared to the fiscal year 2023. Further, our Adjusted Margin % – Air ticketing decreased marginally to 6.4% in the fiscal year 2024 as compared to 6.8% in the fiscal year 2023.

Hotels and Packages. Revenue from our hotels and packages business increased by 29.0% (32.5% in constant currency) to $435.5 million in the fiscal year 2024, from $337.7 million in the fiscal year 2023. Our Adjusted Margin – Hotels and packages increased by 34.3% (38.4% in constant currency) to $348.9 million in the fiscal year 2024 from $259.8 million in the fiscal year 2023. Adjusted Margin – Hotels and packages includes customer inducement costs of $123.7 million in the fiscal year 2024 and $90.5 million in the fiscal year 2023, recorded as a reduction of revenue. The increase in revenue from our hotels and packages business and Adjusted Margin – Hotels and packages was primarily due to an increase in gross bookings by 27.6% (31.5% in constant currency) primarily driven by a 19.2% increase in the number of hotel-room nights in the fiscal year 2024 as compared to the fiscal year 2023, primarily due to the sustained elevated travel demand in India for both domestic and international outbound travel in the fiscal year 2024 as compared to the fiscal year 2023. Our Adjusted Margin % – Hotels and packages increased marginally to 17.6% in the fiscal year 2024 as compared to 16.7% in the fiscal year 2023, primarily due to the reclassification of distribution costs as a component of “other operating expenses” from a component of “service cost” since the quarter ended June 30, 2023. Corresponding amounts for the previous year have not been reclassified as the impact is considered to be immaterial. For further information, see Note 14 of our consolidated financial statements included elsewhere in this Annual Report.

Bus Ticketing. Revenue from our bus ticketing business increased by 23.8% (27.5% in constant currency) to $92.7 million in the fiscal year 2024, from $74.9 million in the fiscal year 2023. Our Adjusted Margin – Bus ticketing increased by 32.1% (36.1% in constant currency) to $102.1 million in the fiscal year 2024 from $77.3 million in the fiscal year 2023. Adjusted Margin – Bus ticketing includes customer inducement costs of $9.4 million in the fiscal year 2024 and $8.0 million in the fiscal year 2023, recorded as a reduction of revenue. The increase in revenue from our bus ticketing business and Adjusted Margin – Bus ticketing was due to an increase in gross bookings by 18.6% (22.3% in constant currency) driven by an 18.8% increase in the number of bus tickets traveled year over year, primarily due to the sustained elevated travel demand in India in the fiscal year 2024 as compared to the fiscal year 2023. Our Adjusted Margin % – Bus ticketing increased to 9.9% in the fiscal year 2024 as compared to 8.9% in the fiscal year 2023, primarily due to the reclassification of distribution costs as a component of “other operating expenses” from a component of “service cost” since the quarter ended June 30, 2023. Corresponding amounts for the previous year have not been reclassified as the impact is considered to be immaterial. For further information, see Note 14 of our consolidated financial statements included elsewhere in this Annual Report.

Others. Revenue from our others business increased by 62.3% (66.6% in constant currency) to $53.0 million in the fiscal year 2024, from $32.7 million in the fiscal year 2023. Our Adjusted Margin – Others increased by 43.0% (47.2% in constant currency) to $48.8 million in the fiscal year 2024 from $34.1 million in the fiscal year 2023. Adjusted Margin – Others includes customer inducement costs of $0.4 million in the fiscal year 2024 and $1.9 million in the fiscal year 2023, recorded as a reduction of revenue. The increase in revenue from our others business and Adjusted Margin – Others was due to an increase in other travel services and ancillary services primarily due to the sustained elevated travel demand in India in the fiscal year 2024 as compared to the fiscal year 2023.

Other Income. Other income decreased to $0.8 million in the fiscal year 2024 from $2.8 million in the fiscal year 2023, primarily due to a $2.0 million gain on discontinuation of equity accounted investments recorded in the fiscal year 2023.

Service Cost. Service cost increased by 21.1% to $215.1 million in the fiscal year 2024 from $177.6 million in the fiscal year 2023, primarily due to the sustained elevated travel demand particularly in our packages business in India and an increase in $4.7 million in service cost related to our car booking business in the fiscal year 2024 as compared to the fiscal year 2023, partially offset by the reclassification of distribution costs as a component of “other operating expenses” from a component of “service cost” since the quarter ended June 30, 2023. For further information, see Note 14 of our consolidated financial statements included elsewhere in this Annual Report.

Personnel Expenses. Personnel expenses increased by 11.8% to $147.6 million in the fiscal year 2024 from $132.0 million in the fiscal year 2023, primarily due to the increase in share-based compensation costs in the fiscal year 2024 as compared to the fiscal year 2023 and further due to annual wage increases effected in the quarter ended June 30, 2023.

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses increased by 21.4% to $123.3 million in the fiscal year 2024 from $101.6 million in the fiscal year 2023, primarily due to an increase in variable costs and discretionary expenditures such as expenses on events and brand building initiatives in response to the sustained elevated travel demand in India in the fiscal year 2024 as compared to the fiscal year 2023.

Additionally, we incurred customer inducement costs recorded as a reduction of revenue of $250.0 million in the fiscal year 2024 and $235.8 million in the fiscal year 2023. The details are as follows:

	Fiscal year ended March 31,
	2023	2024
	(in thousands)
Marketing and sales promotion expenses	$101,601	$123,304
Customer inducement costs recorded as a reduction of revenue	235,752	249,990

Other Operating Expenses. Other operating expenses increased by 53.2% to $204.8 million in the fiscal year 2024 from $133.7 million in the fiscal year 2023, primarily due to an increase in payment gateway charges, outsourcing fees, website hosting charges and distribution costs (which also includes the impact of the reclassification of certain costs from a component of “service cost”) linked to an increase in bookings and a $10.0 million impairment provision for non-financial assets. For further information on such reclassification, see Note 14 of our consolidated financial statements included elsewhere in this Annual Report. Corresponding amounts for the previous year have not been reclassified as the impact is considered to be immaterial.

Depreciation, Amortization and Impairment. Our depreciation, amortization and impairment expenses marginally decreased by 0.5% to $27.3 million in the fiscal year 2024 from $27.4 million in the fiscal year 2023.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities were a profit of $65.2 million in the fiscal year 2024 as compared to a profit of $23.6 million in the fiscal year 2023. Our Adjusted Operating Profit was $124.2 million in the fiscal year 2024 as compared to $70.3 million in the fiscal year 2023. For a description of the components and calculation of “Adjusted Operating Profit (Loss)” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Results from operating activities”, see — “Certain Key Performance Indicators and Non-IFRS Measures” elsewhere in this Annual Report.

Net Finance Income (Costs). Our net finance income was $27.7 million in the fiscal year 2024 as compared to net finance cost of $35.8 million in the fiscal year 2023, primarily due to an increase of $13.9 million in interest income on term deposits, a gain of $30.6 million due to the change in the carrying value of our 2028 Notes, measured at amortized cost, in the fiscal year 2024 and a decrease in net foreign exchange loss of $18.0 million in the fiscal year 2024, primarily due to a decrease in unrealized foreign exchange losses resulting from translations of monetary assets and liabilities from Indian Rupees to U.S. dollars as of March 31, 2024 as compared to the fiscal year 2023.

Income Tax Benefit. Our income tax benefit was $123.8 million in the fiscal year 2024. We recognized deferred tax assets of $126.1 million on tax losses carried forward (including unabsorbed depreciation) and other temporary differences mainly related to share based payments and employee benefits in the fiscal year 2024, since it is now probable that future taxable profits will be available against which such items can be utilized.

Profit (Loss) for the Year. As a result of the foregoing factors, our profit in the fiscal year 2024 was $216.7 million as compared to a loss of $11.2 million in the fiscal year 2023. Our Adjusted Net Profit was $137.2 million in the fiscal year 2024, as compared to $52.9 million in the fiscal year 2023. For a description of the components and calculation of “Adjusted Net Profit (Loss)” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Profit (loss) for the year”, see — “Certain Key Performance Indicators and Non-IFRS Measures” elsewhere in this Annual Report.

Diluted Earnings (Loss) per Share for the Year. As a result of the foregoing factors, diluted earnings per share was $1.74 in the fiscal year 2024 as compared to diluted loss per share of $0.10 in the fiscal year 2023. Our Adjusted Diluted Earnings per share was $1.22 in the fiscal year 2024, as compared to $0.48 in the fiscal year 2023. For a description of the components and calculation of “Adjusted Diluted Earnings (Loss) per Share” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Diluted earnings (loss) per share for the year”, see — “Certain Key Performance Indicators and Non-IFRS Measures” elsewhere in this Annual Report.

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

Bus Ticketing. Revenue from our bus ticketing business increased by 87.7% (102.0% in constant currency) to $74.9 million in the fiscal year 2023, from $39.9 million in the fiscal year 2022. Our Adjusted Margin – Bus ticketing increased by 101.8% (117.2% in constant currency) to $77.3 million in the fiscal year 2023 from $38.3 million in the fiscal year 2022. Adjusted Margin – Bus ticketing includes customer inducement costs of $8.0 million in the fiscal year 2023 and $1.8 million in the fiscal year 2022, recorded as a reduction of revenue. The increase in revenue from our bus ticketing business and Adjusted Margin – Bus ticketing was due to an increase in gross bookings by 95.5% (110.8% in constant currency) driven by an 85.0% increase in the number of bus tickets traveled year over year, primarily due to the strong recovery in travel demand as a result of the diminishing impact of the COVID-19 pandemic in India in the fiscal year 2023 as compared to the fiscal year 2022. Our Adjusted Margin % – Bus ticketing increased marginally to 8.9% in the fiscal year 2023 as compared to 8.7% in the fiscal year 2022.

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

Finance Costs. Our finance costs increased to $46.7 million in the fiscal year 2023 as compared to $26.3 million in the fiscal year 2022, primarily due to an increase in net foreign exchange loss of $17.4 million in the fiscal year 2023, primarily due to unrealized foreign exchange losses resulting from translations of monetary assets and liabilities from Indian Rupees to US dollars as of March 31, 2023 and taking into account the depreciation of the Indian Rupee against the US dollar from March 31, 2022 to March 31, 2023.

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

Diluted Earnings (Loss) per Share for the Year. As a result of the foregoing factors, diluted loss per share was $0.10 for the fiscal year 2023 as compared to diluted loss per share of $0.42 in the fiscal year 2022. Our Adjusted Diluted Earnings per share was $0.48 in the fiscal year 2023, as compared to $0.20 in the fiscal year 2022. For a description of the components and calculation of “Adjusted Diluted Earnings (Loss) per Share” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Diluted earnings (loss) per share for the year”, see — “Certain Key Performance Indicators and Non-IFRS Measures” elsewhere in this Annual Report.

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

We also refer to Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per Share which are non-IFRS measures and most directly comparable to results from operating activities, profit (loss) for the year and diluted earnings (loss) per share for the year, respectively, each of which is an IFRS measure. We use financial measures that exclude share-based compensation costs, merger and acquisitions related expenses, amortization of acquired intangibles, provision for litigations, gain on discontinuation of equity-accounted investment, impairment provision for non-financial assets, net change in value of financial liability relating to acquisitions, change in fair value of financial asset measured at fair value through profit or loss (FVTPL), share of loss (profit) of equity-accounted investees, change in carrying value of financial liabilities measured at amortized cost interest expense on financial liabilities measured at amortized cost and income tax expense (benefit) for our internal management reporting, budgeting and decision-making purposes, including comparing our operating results to that of our competitors. A limitation of using Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per Share instead of results from operating activities, profit (loss) for the year and diluted earnings (loss) per share for the year calculated in accordance with IFRS as issued by the IASB is that these non-IFRS financial measures exclude a recurring cost, for example, share-based compensation. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per Share. Because of varying available valuation methodologies and subjective assumptions that companies can use when adopting IFRS 2 “Share based payment,” management believes that providing non-IFRS measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies.

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

We believe that our current calculations of Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss), Adjusted Diluted Earnings (Loss) per Share, Adjusted Margin, Adjusted Margin % and change in constant currency represent a balanced approach to adjusting for the impact of certain discrete, unusual or non-cash items and other items such as customer inducement costs in the nature of customer incentives, customer acquisition costs and loyalty program costs, which we believe are representative of our operating results and provide useful information to investors and analysts. We believe that investors and analysts in our industry use these non-IFRS measures and key performance indicators to compare our company and our performance to that of our global peers. However, the presentation of these non-IFRS measures and key performance indicators are not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures and key performance indicators may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation. The IFRS measures that are most directly comparable to Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per share are results from operating activities, profit (loss) for the year and diluted earnings (loss) per share for the year, respectively.

The following table reconciles our revenue (an IFRS measure) to Adjusted Margin (a segment profitability measure) for the periods indicated:

Reconciliation of IFRS to Non-IFRS Financial Measures and Key Performance Indicators

	Air Ticketing			Hotels and Packages			Bus ticketing			Others
	Fiscal Year Ended March 31,			Fiscal Year Ended March 31,			Fiscal Year Ended March 31,			Fiscal Year Ended March 31,
	2022	2023	2024	2022	2023	2024	2022	2023	2024	2022	2023	2024
	(in thousands)
Revenue as per IFRS	$88,712	$147,793	$201,246	$157,267	$337,686	$435,542	$39,896	$74,873	$92,693	$18,047	$32,684	$53,043
Add: Customer inducement costs recorded as a reduction of revenue	67,090	135,338	116,423	41,545	90,487	123,695	1,814	8,025	9,432	798	1,902	440
Less: Service cost as per IFRS	311	3,078	—	54,760	168,387	210,357	3,397	5,596	—	282	506	4,732
Adjusted Margin	$155,491	$280,053	$317,669	$144,052	$259,786	$348,880	$38,313	$77,302	$102,125	$18,563	$34,080	$48,751

The following table reconciles our revenue (an IFRS measure) to Adjusted Margin (a segment profitability measure) in terms of reported amount and constant currency amount for the periods indicated:

	Fiscal year ended March 31, 2024
	Revenue					Adjusted Margin
Reported Amount and Constant Currency Amount	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
	(in thousands)
Reported Amount	$201,246	$435,542	$92,693	$53,043	$782,524	$317,669	$348,880	$102,125	$48,751
Impact of Foreign Currency Translation	5,837	11,982	2,751	1,402	21,972	9,065	10,590	3,046	1,416
Constant Currency Amount	$207,083	$447,524	$95,444	$54,445	$804,496	$326,734	$359,470	$105,171	$50,167

	Fiscal year ended March 31, 2023
	Revenue					Adjusted Margin
Reported Amount and Constant Currency Amount	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
	(in thousands)
Reported Amount	$147,793	$337,686	$74,873	$32,684	$593,036	$280,053	$259,786	$77,302	$34,080
Impact of Foreign Currency Translation	11,540	26,330	5,714	2,677	46,261	21,870	20,010	5,903	2,786
Constant Currency Amount	$159,333	$364,016	$80,587	$35,361	$639,297	$301,923	$279,796	$83,205	$36,866

	Fiscal year ended March 31, 2022
	Revenue					Adjusted Margin
Reported Amount and Constant Currency Amount	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
	(in thousands)
Reported Amount	$88,712	$157,267	$39,896	$18,047	$303,922	$155,491	$144,052	$38,313	$18,563
Impact of Foreign Currency Translation	433	767	320	116	1,636	756	684	313	119
Constant Currency Amount	$89,145	$158,034	$40,216	$18,163	$305,558	$156,247	$144,736	$38,626	$18,682

The following table reconciles our growth (an IFRS measure) to constant currency growth (a segment profitability measure) for the periods indicated:

	Fiscal year ended March 31, 2024
	Revenue					Adjusted Margin
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Growth	36.2%	29.0%	23.8%	62.3%	32.0%	13.4%	34.3%	32.1%	43.0%
Impact of Foreign Currency Translation	3.9%	3.5%	3.7%	4.3%	3.7%	3.3%	4.1%	4.0%	4.2%
Constant Currency Growth	40.1%	32.5%	27.5%	66.6%	35.7%	16.7%	38.4%	36.1%	47.2%

	Fiscal year ended March 31, 2023
	Revenue					Adjusted Margin
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Growth	66.6%	114.7%	87.7%	81.1%	95.1%	80.1%	80.3%	101.8%	83.6%
Impact of Foreign Currency Translation	13.0%	16.8%	14.3%	14.8%	15.2%	14.1%	13.9%	15.4%	15.0%
Constant Currency Growth	79.6%	131.5%	102.0%	95.9%	110.3%	94.2%	94.2%	117.2%	98.6%

	Fiscal year ended March 31, 2022
	Revenue					Adjusted Margin
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Growth	55.6%	131.4%	60.3%	33.1%	86.0%	93.8%	113.5%	67.7%	36.8%
Impact of Foreign Currency Translation	0.8%	1.1%	1.2%	0.9%	1.0%	0.9%	1.0%	1.3%	0.9%
Constant Currency Growth	56.4%	132.5%	61.5%	34.0%	87.0%	94.7%	114.5%	69.0%	37.7%

The following table reconciles our results from operating activities (an IFRS measure) to Adjusted Operating Profit (Loss) (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Operating Profit (Loss)	Fiscal Year Ended March 31,
	2022	2023	2024
	(in millions)
Results from operating activities as per IFRS	$(30.4)	$23.6	$65.2
Add: Acquisition related intangibles amortization	13.8	12.8	12.0
Add: Employee share-based compensation costs	36.7	35.6	37.0
Less: Gain on discontinuation of equity accounted investment	(2.2)	(2.0)	—
Add: Merger and acquisitions related expenses	0.6	0.3	—
Add: Provision for litigations	4.7	—	—
Add: Impairment provision for non-financial assets	—	—	10.0
Adjusted Operating Profit (Loss)	$23.2	$70.3	$124.2

The following table reconciles our profit (loss) for the year (an IFRS measure) to Adjusted Net Profit (Loss) (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Net Profit (Loss)	Fiscal Year Ended March 31,
	2022	2023	2024
	(in millions)
Profit (Loss) for the year as per IFRS	$(45.6)	$(11.2)	$216.7
Add: Acquisition related intangibles amortization	13.8	12.8	12.0
Add: Employee share-based compensation costs	36.7	35.6	37.0
Less: Gain on discontinuation of equity accounted investment	(2.2)	(2.0)	—
Add: Merger and acquisitions related expenses	0.6	0.3	—
Add: Provision for litigations	4.7	—	—
Less: Gain on change in carrying value of financial liabilities measured at amortized cost	—	—	(30.6)
Add: Impairment provision for non-financial assets	—	—	10.0
Add: Change in fair value of financial asset measured at FVTPL	—	2.8	—
Add: Interest expense on financial liabilities measured at amortized cost	13.6	14.9	15.7
Less: Income tax benefit	(1.1)	(1.0)	(123.8)
Add: Net change in value of financial liability in business combination	1.2	0.7	0.2
Add (Less): Share of loss (profit) of equity-accounted investees	(0.03)	(0.01)	(0.05)
Adjusted Net Profit (Loss)	$21.7	$52.9	$137.2

The following table reconciles our diluted earnings (loss) per share for the year (an IFRS measure) to Adjusted Diluted Earnings (Loss) per Share (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Diluted Earnings (Loss) per Share	Fiscal Year Ended March 31,
	2022	2023	2024
	(in $)
Diluted Earnings (Loss) per share for the year as per IFRS	$(0.42)	$(0.10)	$1.74
Add: Acquisition related intangibles amortization	0.13	0.12	0.10
Add: Employee share-based compensation costs	0.33	0.32	0.31
Less: Gain on discontinuation of equity accounted investment	(0.02)	(0.02)	—
Add: Merger and acquisitions related expenses	0.01	*	—
Add: Provision for litigations	0.04	—	—
Less: Gain on change in carrying value of financial liabilities measured at amortized cost#	—	—	—
Add: Impairment provision for non-financial assets	—	—	0.08
Add: Change in fair value of financial asset measured at FVTPL	—	0.03	—
Add: Interest expense on financial liabilities measured at amortized cost#	0.13	0.13	—
Less: Income tax benefit#	(0.01)	(0.01)	(1.01)
Add: Net change in value of financial liability in business combination	0.01	0.01	*
Add (Less): Share of loss (profit) of equity-accounted investees	*	*	*
Adjusted Diluted Earnings (Loss) per Share	$0.20	$0.48	$1.22

Note:

* Less than $0.01.

# For the fiscal year 2024, impact of interest expense on financial liabilities measured at amortized cost and gain on the change in the carrying value thereof along with the related income tax has already been considered in calculation of diluted earnings (loss) per share for the year as per IFRS.

B. Liquidity and Capital Resources

Historically, our sources of liquidity have principally been proceeds from the sale of our ordinary shares and convertible notes, overdraft facilities, working capital facilities and cash flows from operations. On February 9, 2021, we issued the 2028 Notes. The 2028 Notes are convertible based upon an initial conversion rate of 25.8035 of our ordinary shares per $1,000 principal amount of 2028 Notes (equivalent to a conversion price of approximately $38.75 per ordinary share). The 2028 Notes will mature on February 15, 2028, unless earlier repurchased, redeemed or converted. Holders of our 2028 Notes will have the right to require us to repurchase such 2028 Notes on February 15, 2026, and upon the occurrence of a fundamental change, in each case, at a repurchase price equal to 100% of the principal amount of the 2028 Notes to be repurchased, plus accrued and unpaid special interest, if any.

On January 17, 2024, we notified holders of the 2028 Notes, of the right, at the option such holder, to require the us to repurchase at par all of such holder’s 2028 Notes or any portion thereof that is an integral multiple of $1,000 principal amount for cash on February 15, 2024, or the Repurchase Right, if properly tendered by the holders, subject to the terms and conditions of the 2028 Notes. None of the 2028 Notes were surrendered for repurchase pursuant to the Repurchase Right.

As of March 31, 2024, we had cash and cash equivalents and term deposits of $607.8 million (including restricted cash and cash equivalents and term deposits of $6.8 million).

Our primary sources of liquidity were $327.1 million of cash and cash equivalents and $280.7 million in term deposits with various banks, which are available on demand. A portion of such term deposits are used to secure bank guarantees, bank overdraft facilities and other facilities to support our business.

Our trade and other receivables primarily comprise commissions, incentives or other payments owing to us from airline suppliers, receivables from our corporate customers to whom we typically extend credit periods, security deposits paid primarily for our leased premises as well as interest accrued but not due on our term deposits. Our trade and other receivables increased from $75.0 million as of March 31, 2023, to $99.6 million as of March 31, 2024, primarily as a result of an increase in receivables from airlines and corporate customers during the fiscal year 2024 in line with the increase in our operations. Our other current assets primarily consist of deposits and advances to our suppliers to secure better prices and availability of bookings in future periods. Our other current assets increased from $122.0 million as of March 31, 2023 to $153.1 million as of March 31, 2024, primarily due to the sustained elevated travel demand in India for both domestic and international outbound travel.

As of March 31, 2024, MMT India had the following facilities available from various banks:

•
an overdraft facility of Rs. 360 million (approximately $4.3 million), to meet our working capital requirements, secured primarily by term deposits, an exclusive charge over all the assets of MMT India (excluding vehicles) and a corporate guarantee from MakeMyTrip Limited;

•
working capital demand loans of Rs. 1,642.9 million (approximately $19.7 million) to meet our working capital requirements, with one-way inter-changeability for issuing IATA bank guarantees of up to Rs. 895 million (approximately $10.7 million), secured primarily by term deposits, an exclusive charge over all the assets of MMT India (excluding vehicles) and a corporate guarantee from MakeMyTrip Limited; and
•
a commercial card and combined credit facility of Rs. 55.0 million (approximately $0.7 million) to meet our working capital requirements.

As of March 31, 2024, no amounts were outstanding under the above facilities.

From time to time, we are also required to provide bank guarantees to certain international and Indian airlines, hotels and packages suppliers, as well as certain aggregators from whom we obtain hotel inventory and other travel suppliers, to secure our obligations to them. As of March 31, 2024, we had the following bank guarantee facilities available from various banks:

•
MMT India obtained a bank guarantee facility with a limit of Rs. 4,750 million (approximately $57.0 million), for the purpose of issuing bank guarantees to IATA, hotels and other suppliers, secured primarily by term deposits, an exclusive charge on all the assets (excluding vehicles) and a corporate guarantee from MakeMyTrip Limited;

•
Quest 2 Travel obtained a bank guarantee facility of Rs. 59.6 million (approximately $0.7 million) secured against term deposits, for the purpose of providing guarantees to IATA and payment gateway facilities;

•
Luxury Tours obtained a bank guarantee, overdraft and corporate card limit facilities of $0.3 million secured against term deposits, for the purpose of providing guarantees to various hotels and packages suppliers;

•
MMT USA obtained letters of credit of $0.1 million secured against bank balances, for the purpose of providing guarantees to various international airlines;

•
MMT UAE obtained a bank guarantee and corporate card limit facilities of $0.7 million secured against bank balances, for the purpose of providing guarantees to IATA;

•
ITC Group obtained a bank guarantee facility of $0.07 million secured against term deposits, for the purpose of providing guarantees to various international airlines, and a corporate card limit of $0.07 million;

•
redBus India obtained a bank guarantee facility of Rs. 0.4 million (approximately $0.005 million) secured against term deposits, for the purpose of providing guarantees to various bus operators;

•
Simplotel obtained a corporate card facility of Rs. 2.0 million (approximately $0.02 million) secured against term deposits, for the purpose of providing guarantees to various hotels supplier; and

•
Savaari obtained a corporate card facility of Rs. 1.5 million (approximately $0.02 million) secured against term deposits, for the purpose of providing guarantees to various cab operators.

As of March 31, 2024, we had outstanding amounts of Rs. 1,550 million (approximately $18.6 million) in connection with the issuance of bank guarantees to IATA by MMT India and Rs. 49.8 million (approximately $0.6 million) towards the issuance of bank guarantees towards various other travel and hotel and packages suppliers for other operational requirements of MMT India. No demand has been made against any of these bank guarantees.

In addition, we have secured credit and guarantee facilities of $70.0 million from an affiliate of our largest shareholder. As of March 31, 2024, this credit facility remained undrawn. Apart from the foregoing borrowings and vehicle loans of Rs. 311.0 million (approximately $3.7 million), we have no outstanding bank loans or financial guarantees or similar commitments to guarantee our payment obligations or those of third parties.

We believe that our current cash and cash equivalents including term deposits, cash flows from operations and our working capital facilities will be sufficient to meet our cash needs, including our cash needs for working capital requirements and capital expenditures, for the foreseeable future and for at least 12 months subsequent to the filing of this Annual Report. We may, however, require additional cash resources due to changing business conditions or other future developments and any investments or acquisitions we may decide to pursue.

The following table sets forth the summary of our cash flows for the years indicated:

	Fiscal Year Ended March 31,
	2022		2023		2024
	(in millions)
Net cash generated from operating activities	$6.2		$32.2		$125.7
Net cash generated from/(used in) investing activities	(77.8)		46.6		(75.6)
Net cash used in financing activities	(9.6)		(6.2)		(6.2)
Net increase/(decrease) in cash and cash equivalents	(81.2)		72.6		43.9
Cash and cash equivalents at beginning of the year	295.1		213.3		284.0
Effect of exchange rate fluctuations on cash held	(0.6)		(1.9)		(0.8)
Cash and cash equivalents at end of the year	213.3	(1)	284.0	(2)	327.1	(3)

Notes:

(1)
Excludes $264.2 million of term deposits not classified as “cash and cash equivalents.” As of March 31, 2022, we did not have any amounts outstanding under our overdraft facilities.
(2)
Excludes $202.7 million of term deposits not classified as “cash and cash equivalents.” As of March 31, 2023, we did not have any amounts outstanding under our overdraft facilities.
(3)
Excludes $280.7 million of term deposits not classified as “cash and cash equivalents.” As of March 31, 2024, we did not have any amounts outstanding under our overdraft facilities.

Net Cash Generated From Operating Activities

Our net cash generated from operating activities was $125.7 million in fiscal year 2024, as compared to net cash generated from operating activities of $32.2 million in fiscal year 2023, an increase of $93.5 million in fiscal year 2024. Our net profit adjusted for depreciation, amortization and impairment and other non-cash items was $140.3 million in fiscal year 2024 as compared to $84.3 million in fiscal year 2023. Further, in fiscal year 2024, there was an increase of $62.8 million in trade and other payables, other liabilities and contract liabilities, net income tax paid of $9.7 million and an increase of $67.5 million in trade and other receivables and contract assets, inventories and other assets.

Our net cash generated from operating activities was $32.2 million in fiscal year 2023, as compared to net cash generated from operating activities of $6.2 million in fiscal year 2022, an increase of $26.0 million in fiscal year 2023. Our net loss adjusted for depreciation, amortization and impairment and other non-cash items was $84.3 million in fiscal year 2023 as compared to $33.1 million in fiscal year 2022. Further, in fiscal year 2023, there was an increase of $40.8 million in trade and other payables, other liabilities and contract liabilities, net income tax paid of $4.2 million and an increase of $88.7 million in trade and other receivables and other assets.

Our net cash generated from operating activities was $6.2 million in fiscal year 2022, as compared to net cash generated in operating activities of $64.5 million in fiscal year 2021, a decrease of $58.3 million in fiscal year 2022. Our net loss adjusted for depreciation and amortization and other non-cash items was a profit of $33.1 million in fiscal year 2022 as compared to net loss of $0.6 million in fiscal year 2021. Further, in fiscal year 2022, there was an increase of $1.6 million in other liabilities, trade and other payables, and contract liabilities, net refund of income tax of $11.3 million and a decrease of $39.8 million in trade and other receivables and other assets.

Net Cash Generated From/(Used In) Investing Activities.

In fiscal year 2024, our net cash used in investing activities was $75.6 million. We redeemed term deposits with banks amounting to $345.9 million (computed using average exchange rates for the period) for investment and working capital purposes and received interest mainly on our term deposits of $21.0 million, net of income tax. We also invested $423.6 million (computed using average exchange rates for the period) in term deposits with banks, $6.5 million in the acquisition of a subsidiary, $5.9 million in property, plant and equipment and $6.9 million in technology-related development costs and other intangible assets.

In fiscal year 2023, our net cash generated from investing activities was $46.6 million. We redeemed term deposits with banks amounting to $308.3 million (computed using average exchange rates for the period) for investment and working capital purposes and received interest mainly on our term deposits of $8.0 million, net of income tax. We also invested $251.7 million (computed using average exchange rates for the period) in term deposits with banks, $1.5 million in the acquisition of subsidiaries, $7.5 million in property, plant and equipment and $9.4 million in technology-related development costs and other intangible assets.

In fiscal year 2022, our net cash used in investing activities was $77.8 million. We redeemed term deposits with banks amounting to $249.3 million (computed using average exchange rates for the period) for investment and working capital purposes and received interest mainly on our term deposits of $7.2 million, net of income tax. We also invested $360.4 million (computed using average exchange rates for the period) in term deposits with banks, $3.1 million in property, plant and equipment and $9.8 million primarily in technology-related development costs. Further, we received $38.5 million in proceeds from the sale of an equity investment.

Net Cash Used In Financing Activities.

In fiscal year 2024, our net cash used in financing activities was $6.2 million. We made payment of $6.9 million for lease liabilities and vehicle loans. Proceeds from issuance of shares on exercise of share-based awards and vehicle loans during fiscal year 2024 was $8.1 million. Further, we acquired a non-controlling interest in Quest 2 Travel for $7.4 million.

In fiscal year 2023, our net cash used in financing activities was $6.2 million. We made payment of $5.5 million for lease liabilities and vehicle loans. Proceeds from issuance of shares on exercise of share-based awards and vehicle loans during fiscal year 2023 was $4.4 million. Further, we acquired a non-controlling interest in Quest 2 Travel for $5.0 million.

In fiscal year 2022, our net cash used in financing activities was $9.6 million. We made payment of $4.6 million for lease liabilities and vehicle loans. Further, we acquired a non-controlling interest in Quest 2 Travel for $5.6 million.

Material Cash Requirements

Our material cash requirements as of March 31, 2024 and the foreseeable long-term are mainly for our debt obligations and working capital, as well as capital expenditures, contractual obligations and acquisitions.

Capital Expenditures

We incurred capital expenditures of $12.9 million, $16.9 million and $12.8 million in fiscal years 2022, 2023 and 2024, respectively. As of March 31, 2024, we had committed capital expenditures of $0.5 million for fiscal year 2024, substantially all of which we expect to spend in India. In addition, we expect to spend an additional approximately $4.0 million to $7.0 million on capital expenditures during fiscal year 2025. Our capital expenditures have principally consisted of costs related to our technology platform and infrastructure, upgrading of/additions to our websites and mobile platforms, purchases of workstations, computers, computer software, leasehold improvements, and others. In the future, we may also incur capital expenditures to expand our products and services offerings, including through strategic acquisitions.

Contractual Obligations

The following table sets forth our contractual obligations as of March 31, 2024. Other than the obligations specified below, we do not have any other long term contractual obligations.

	Payment Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Secured bank loans(1)	$4,325	$1,392	$2,236	$697	*
Lease liabilities(2)	20,689	5,391	9,913	5,385	—
Purchase obligations(3)	69,662	20,437	33,878	15,347	—
Employee benefits(4)	11,662	—	—	—	—
Convertible notes(5)	230,000	—	230,000	—	—
Other liabilities(6)	12,438	—	4,711	7,727	—
Trade and other payables	118,548	118,548	—	—	—
Refunds due to customers	45,870	45,870	—	—	—
Total	$513,194	$191,638	$280,738	$29,156	*

*less than 1

Notes:

(1)
Secured bank loans relate to loans for motor vehicles used in our business.
(2)
Lease liabilities relate to our leasing arrangements for our various office premises.
(3)
We enter into purchase orders from time to time for various equipment and other operational requirements for our business.

(4)
Employee benefits in our statement of financial position refers to employee benefit obligations. For this amount, the extent of the amount and timing of repayment/settlement is not reliably estimable or determinable at present and accordingly has not been disclosed in the table above.

(5)
On February 9, 2021, we issued the 2028 Notes, which are convertible based upon an initial conversion rate of 25.8035 of our ordinary shares per $1,000 of the principal amount of the 2028 Notes (equivalent to a conversion price of approximately $38.75 per ordinary share). The repayment period of the 2028 Notes has been considered based on the next potential repurchase date of the 2028 Notes, being February 15, 2026.

On May 16, 2023, our board of directors authorized the Company to repurchase 2028 Notes, from time to time, through open market purchases, privately negotiated transactions with individual holders or otherwise, in accordance with applicable securities laws, provided that the aggregate amount of ordinary shares and aggregate amount of 2028 Notes that may be repurchased by the Company shall not exceed $136.0 million. The price and timing of any repurchases of 2028 Notes will depend on prevailing market conditions, liquidity requirements, contractual restrictions and other factors as determined by the Board from time to time. There can be no assurance that we will execute any such repurchase.

(6)
Other liabilities comprise liability against the right but not the obligation to sell all the shares held by the promoters in Simplotel and Savaari. For further information, see Notes 7(c) and 7 (d) of our consolidated financial statements included elsewhere in this Annual Report.

We intend to fund our existing and future material cash requirements with our existing cash balance and other financing alternatives. We may, however, require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue.

Other than as discussed above, we do not have any significant capital and other commitments, long-term obligations or guarantees as of March 31, 2024. While the above indicates our material cash requirements as of March 31, 2024, the actual amounts we are eventually required to pay may be different in the event that any agreements are renegotiated, cancelled or terminated.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property” of this Annual Report.

D. Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since March 31, 2024 that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E. Critical Accounting Estimates

Our consolidated financial statements are prepared in conformity with IFRS, as issued by the IASB. In preparing our consolidated financial statements, we make judgements, estimates and assumptions about the application of our accounting policies which affect the reported amounts of assets, liabilities, revenue and expenses. Our critical accounting judgements and sources of estimation uncertainty are deferred taxes and impairment test of intangible assets and goodwill as further described in Note 2(d) of our consolidated financial statements, which are included elsewhere in this Annual Report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Our board of directors consists of ten directors.

The table below sets forth the name, age and position of each of our directors and executive officers as of the date hereof.

Name	Age	Position/Title
Directors:
Deep Kalra	54	Director, Group Chairman and Chief Mentor
Rajesh Magow	55	Director and Group Chief Executive Officer
Aditya Tim Guleri	59	Independent Director
Moshe Rafiah	60	Director
Savinilorna Payandi Pillay Ramen	44	Director
James Jianzhang Liang	54	Director
Jane Jie Sun	55	Director
Paul Laurence Halpin	65	Independent Director
May Yihong Wu	56	Independent Director
Xing Xiong	50	Director

Executive Officer:
Mohit Kabra	53	Group Chief Financial Officer

Directors

Deep Kalra is our founder, group chairman and chief mentor and was appointed to our board of directors on October 9, 2001. Mr. Kalra’s responsibilities as our group executive chairman from February 11, 2020 to March 31, 2022 included executing our business strategy and managing the overall performance and growth of our company. Effective April 1, 2022, Mr. Kalra transitioned to his new role as group chairman and chief mentor and devotes his time to providing mentorship to our leadership team, as well as continuing to pursue strategic initiatives such as product innovation and expansion. Mr. Kalra has over 32 years of work experience in e-commerce, sales, marketing, corporate banking, financial analysis and senior management roles. Prior to founding our company in April 2000, Mr. Kalra worked with GE Capital India, a subsidiary of the General Electric Company, where he was vice president, business development. Prior to that, he also worked with AMF Bowling Inc. and ABN AMRO Bank NV. Mr. Kalra is the co-chair of National Committee on Tourism and Hospitality at Confederation of Indian Industry. He is a founding member of IndiaTech.Org, an industry body representing the interests of Indian digital companies and is a co-founder of Ashoka University, a liberal arts college in Sonipat, near New Delhi and serves on their board and governing council. Mr. Kalra is a founding member of ‘I am Gurgaon’— an NGO focused on improving the quality of life in Gurugram and also serves on the board of the Gurugram Metropolitan Development Authority. Mr. Kalra holds a Bachelor’s degree in Economics from St. Stephen’s College, Delhi University, India, and a Master’s degree in Business Administration from the Indian Institute of Management, Ahmedabad, India.

Rajesh Magow is our co-founder and group chief executive officer and was appointed to our board of directors on November 6, 2012. Mr. Magow has also previously held the positions of chief financial officer and chief operating officer at our company. Mr. Magow has over 31 years of experience in the information technology and internet industries. After having been a part of our senior management team in 2001 for a few months, Mr. Magow worked as a part of senior management at Tecnovate eSolutions Private Limited, a wholly-owned subsidiary of eBookers.com (a United Kingdom-based online travel company that was listed on the Nasdaq Stock Market until it was acquired by the Cendant group in February 2005) from 2001 to June 2006. Before leaving Tecnovate eSolutions, he was the acting chief executive officer of that company. Mr. Magow was part of the senior management team that set up eBookers’ call center and back office operations in India and was a board member of Tecnovate from January 2001 to June 2006. Prior to Tecnovate, he also worked with Aptech Limited and Voltas Limited. Mr. Magow rejoined our company in 2006. He also serves as the Vice-Chairman for IAMAI (Internet and Mobile Association of India), and as the Chairperson of ASSOCHAM’s National Council on Travel & Tourism. Mr. Magow is a qualified Chartered Accountant from the Institute of Chartered Accountants of India.

Aditya Tim Guleri was appointed to our board of directors on April 3, 2007 as a nominee of Sierra Ventures VIII-A, L.P., Sierra Ventures VIII-B, L.P. and Sierra Ventures Associates VIII, LLC, or the Sierra Ventures entities. He has remained on our board following the lapse of Sierra Ventures entities’ right of nomination upon the completion of our initial public offering in August 2010. Mr. Guleri is the Managing Director of Sierra Ventures. Mr. Guleri’s investment focus is primarily information technology software companies. As a venture capitalist, Mr. Guleri has helped to complete strategic exits from numerous companies including several public companies. Mr. Guleri currently serves on the board of directors of AgentIQ, Appcues, Astronomer, Balto, Commerce Fabric, Phenom People, Radius, Sedai, Speedscale, Siena, SupportLogic, and Weav.ai. Prior to Sierra, Mr. Guleri founded and served as chief executive officer of Octane Software from 1996 to 2000. He successfully led Octane’s merger with Epiphany (NASDAQ: EPNY) in 2000. Before Octane, Mr. Guleri was vice president of field operations at Scopus Technology. Mr. Guleri holds a Master of Science degree in Engineering and Operating Research from Virginia Polytechnic Institute and State University; and a Bachelor of Science degree in Electrical Engineering from Punjab Engineering College, Chandigarh, India.

Moshe Rafiah was appointed to our board of directors on May 15, 2024 as a nominee of Trip.com. He served as the founder and chief executive officer of Travelfusion Ltd between January 2000 to February 2021 where he was responsible for strategy, business development and sales and marketing. He was also the chief executive officer of Skyscanner Ltd. between June 2020 to January 2021 where he was responsible for Skyscanner’s strategy. Mr. Rafiah holds a Bachelor of Laws from Buckingham University, United Kingdom and a Master of Laws in international banking and financial law from Boston University, United States.

Savinilorna Payandi Pillay Ramen was appointed to our board of directors on September 15, 2023 and is one of our resident directors in Mauritius. Mrs. Ramen is the Head of Corporates, Private and Institutional Asset Owners and leads the Business Implementation unit at IQ EQ Corporate Services (Mauritius) Limited, or IQ-EQ Mauritius. She has approximately 20 years of work experience in advising clients of IQ-EQ Mauritius in different capacities. Mrs. Ramen is a Chartered Secretary from the Chartered Governance Institute (previously known as The Institute of Chartered Secretaries and Administrators, or ICSA), United Kingdom and holds a Master of Business Administration and a Bachelor of Arts - Psychology from Southeastern Louisiana University, United States.

James Jianzhang Liang was appointed to our board of directors on January 27, 2016, as a nominee of Trip.com. He is one of the co-founders of Trip.com and is currently serving as the executive chairman of Trip.com’s board of directors. Prior to founding Trip.com, Mr. Liang held a number of technical and managerial positions with Oracle Corporation from 1991 to 1999 in the United States and China, including the head of the ERP consulting division of Oracle China from 1997 to 1999. Mr. Liang currently serves as Co-Chairman of Tongcheng Travel Holdings Limited (HKEX:0780). Mr. Liang received his Ph.D. degree from Stanford University, United States and his Master’s and Bachelor’s degrees from Georgia Institute of Technology, United States.

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

Paul Laurence Halpin was appointed to our board of directors on April 30, 2018 and has served as a nominee of Trip.com since August 30, 2019. He is also one of our resident directors in Mauritius. Mr. Halpin has more than 18 years of experience as a non-executive director and chairperson of audit and risk committees of a number of listed companies. His experience includes in-depth board-level involvement in corporate strategy, financial reporting, investment oversight, mergers and acquisitions, and risk oversight. He has a combination of international experience and perspective from a career in Europe and Africa, as a business services entrepreneur, and previously, as a partner in a professional services firm. Mr. Halpin held various leadership positions in the financial services industry practice at PwC Dublin, London and Johannesburg during his 25-year career with PwC from 1979 to 2004. Between 2004 and 2011, having relocated to Mauritius in 2004, Mr. Halpin established a number of international healthcare and insurance outsourcing businesses in Mauritius, which he subsequently sold. Mr. Halpin is a portfolio chair and non-executive director, who serves as non-executive chairman of Gemfields Mauritius Ltd, Nairoto Resources Holding Ltd and Gemfields Madagascar Ltd, and as an independent non-executive director of Citicc (Africa) Holdings Ltd. His previously held roles include Lloyd’s General Representative for Mauritius, lead independent director at Gamma Civic Ltd, and independent non-executive director at Kolos Cement Ltd and Gamma Construction Ltd. Mr. Halpin holds a Bachelor of Commerce degree from University College Dublin. He is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants in Ireland, a Fellow of the Mauritius Institute of Directors, a Member of the Mauritius Institute of Professional Accountants and a Member of the Institute of Directors (London).

May Yihong Wu was appointed to our board of directors on May 15, 2024 as an independent director. She has served as a co-founder and an executive director of Shanghai Sunnyview Eldercare Company Limited since May 2023, an independent non-executive director and chairwoman of the audit committee of Alibaba Health Information Technology Limited (HKEX: 00241) since August 2023 and an independent non-executive director and chairwoman of the audit committee of Swire Properties Limited (HKEX: 01972) since May 2017. Ms. Wu has also served as an independent non-executive director of Noah Holdings Limited (NYSE: NOAH; HKEX: 6686) since November 2010 and as the chairwoman of the compensation committee since May 2015, as well as the chairwoman of the audit committee between November 2010 to May 2015. Ms. Wu held a number of roles at Homeinns Hotel Group, the shares of which were publicly listed (NASDAQ: HMIN) from October 2006 until April 2016, when it merged with Beijing Tourist Hotel (Group) Co Ltd, including as chief financial officer between July 2006 to April 2010, chief strategy officer between May 2010 to June 2019 and board adviser between July 2019 to May 2023. Ms. Wu obtained her MBA degree from the Kellogg School of Management at Northwestern University in Illinois in the United States, her Master’s degree in Economics from Brooklyn College of the City University of New York in the United States.

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

Executive Officer

Mohit Kabra is our group chief financial officer. Prior to joining us in July 2011, Mr. Kabra served as a Director, Finance at Kohler India where he worked from 2006 to June 2011. He has approximately 30 years of work experience and has held various positions in the India businesses of PepsiCo, Colgate and Seagram. Mr. Kabra has a Bachelor of Commerce degree and is a qualified Chartered Accountant from the Institute of Chartered Accountants of India as well as a qualified Cost Accountant from the Institute of Cost Accountants of India.

B. Compensation

For fiscal year 2024, the aggregate compensation (including directors’ fees, but excluding grants of stock options and RSUs that are described below) to our directors and executive officers included in the list under the heading “— Directors and Executive Officers of our Group” was $2.0 million, which included $1.4 million in base salary and $0.6 million in other payments. Our employment agreements (as amended from time to time) with each of our group chairman, group chief executive officer, and group chief financial officer provide for variable performance component which is payable upon each of the individual officer and our company attaining certain performance targets. Except as otherwise disclosed, these aggregate cash compensation amounts for fiscal year 2024 do not include stock compensation and employee benefits to our directors and executive officers. Stock compensation to our directors and executive officers are disclosed separately under “— Outstanding ESOPs” and “Outstanding RSUs,” and employee benefits to our directors and executive officers are disclosed separately under “— Employee Benefit Plans.”

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

Outstanding RSUs

During fiscal year 2024, we issued RSUs with respect to an aggregate of 829,578 ordinary shares with an exercise price of $0.0005 per ordinary share under our Share Incentive Plan, of which RSUs with respect to an aggregate of 75,243 ordinary shares were granted to our directors and an executive officer.

As at March 31, 2024, there were (a) an aggregate of 1,144,338 ordinary shares underlying vested RSUs held by our director and executive officer with grant dates ranging from July 1, 2013 to March 7, 2024 and expiration dates ranging from January 30, 2025 to June 30, 2031 (b) an aggregate of 1,069,130 ordinary shares underlying unvested RSUs held by our director and executive officer with grant dates ranging from September 1, 2020 to April 1, 2023. Each RSU represents one ordinary share of our holding company and will result in the issuance of one ordinary share of our holding company on exercise. The exercise price of each RSU is $0.0005.

Outstanding ESOPs

During fiscal year 2024, we did not issue any stock options under our Share Incentive Plan, or ESOPs.

As of March 31, 2024, there were an aggregate of 1,476,300 ordinary shares underlying 14,763 vested ESOPs held by our director and executive officer which were granted on August 19, 2019, with expiration dates ranging from August 18, 2025 to August 18, 2030. Each ESOP represents 100 ordinary shares of our holding company and will result in the issuance of 100 ordinary shares of our holding company on exercise. The exercise price of each ESOP is $2,229.

Employee Benefit Plans

We maintain employee benefit plans in the form of certain statutory and incentive plans covering substantially all of our employees. The aggregate amount set aside or accrued by us to provide for pension, retirement or similar benefits for all our employees (including our directors and executive officer) was approximately $9.1 million, $ 8.9 million and $11.7 million, respectively, in fiscal years 2022, 2023 and 2024.

Provident Fund

In accordance with Indian law, all of our employees in India are entitled to receive benefits under the Employees’ Provident Fund Scheme, 1952, as amended, a retirement benefit scheme under which an equal amount of 12% of basic salary of an employee is contributed by each of the employer and employee in a fund with government/trust with company. Also, in accordance with applicable laws, all of our employees at our non-Indian subsidiaries are entitled to receive benefits under the relevant laws and regulations applicable in such jurisdictions. Our subsidiaries make a monthly deposit to these funds and we have contributed an aggregate of approximately $3.6 million, $4.1 million and $4.9 million, respectively, in fiscal years 2022, 2023 and 2024.

Gratuity

In accordance with Indian law, we pay gratuity to our eligible employees in India. Under our gratuity plan, a defined benefit plan, an employee is entitled to receive a gratuity payment on the termination of his or her employment if the employee has rendered continuous service to our company for not less than five years, or if the termination of employment is due to death or disability. The amount of gratuity payable to an eligible employee is equal to 15 days’ salary for every year of employment (or any portion of a year exceeding six months). We have provided for an aggregate of approximately $1.4 million, $1.5 million and $1.4 million, respectively in fiscal years 2022, 2023 and 2024 for our gratuity payments.

Compensated absences

In accordance with our company policy, eligible employee are given benefits of compensated absences payable on the termination of his or her employment. Under this policy, employees are entitled to receive amount of future benefit that they have earned in return for their service in the current and prior periods resulting from the non-utilization of yearly accumulated leaves. We have provided for aggregate of approximately $0.6 million, $0.4 million and $0.8 million, respectively, in fiscal years 2022, 2023 and 2024 for our compensated absences payments.

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

The employment agreements of Deep Kalra and Rajesh Magow (each, an “Executive”) were amended, effective April 1, 2010, to change the notice period for termination from three months to six months. In addition, each Executive has entered into a change in control severance agreement with MMT India, effective October 18, 2016, which provides that, in the event such Executive’s employment is terminated by MMT India, other than for cause, death or disability, or by the Executive for good reason (pursuant to which the Executive is required to give three months’ notice of intended termination after the occurrence of the event constituting good reason), such Executive will be entitled if such termination occurs prior to the end of the relevant vesting period, to have all of his equity grants under our company’s incentive plans to fully vest and be immediately exercisable. The terms of each Executive’s change in control severance agreements replaced the corresponding “change in control” provisions in each Executive’s employment agreement. Furthermore, each Executive has agreed to additional non-solicitation and non- competition restrictions in his change in control severance agreement, which shall continue for a period of two years following the termination of his employment with MMT India. In addition, Mr. Kalra’s employment agreement specifies that he will not engage or have a substantial financial interest in any travel intermediary business that competes directly with our company for a period of 12 months following the termination of his employment with MMT India.

Save as disclosed in this section, our company’s executive employment agreements do not provide for any special termination benefits, nor do we have any other arrangements with our executive officers for special termination benefits.

Policy for Recovery of Erroneously Awarded Compensation

In fiscal year 2024, we adopted a policy for recovery of erroneously awarded compensation in compliance with the SEC rules and Nasdaq listing standards to recover any excess incentive-based compensation from current and former executive officers after an accounting restatement. A copy of our policy for recovery of erroneously awarded compensation is filed as Exhibit 97.1 to this Annual Report.

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

Executive officers are selected by and serve at the discretion of the board of directors. Terms of employment of executive officers are disclosed separately under “— Employment Agreements with Executive Officers.”

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

Audit Committee

The audit committee consists of two members, May Yihong Wu and Aditya Tim Guleri and one non-voting observer, Jane Jie Sun. The chairperson is May Yihong Wu. Each member of the audit committee satisfies the independence requirements of applicable Nasdaq Rules and the independence requirements of Rule 10A-3 under the Exchange Act. Our board of directors has determined that May Yihong Wu qualifies as an audit committee financial expert within the meaning of the SEC rules, and that each of May Yihong Wu and Aditya Tim Guleri is financially literate. Our audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. Our audit committee is responsible for, among other things:

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

Compensation Committee

The compensation committee consists of four members, Aditya Tim Guleri, May Yihong Wu, James Jianzhang Liang and Jane Jie Sun. The chairman is Aditya Tim Guleri. Each member of the compensation committee satisfies the independence requirements of the Nasdaq Rules. Our compensation committee approves the compensation of our employee-directors and reviews the compensation of our executive officers. The compensation committee is responsible for, among other things:

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

Board Diversity

The table below sets forth the board diversity matrix of our board of directors as of the date of this Annual Report.

Board Diversity Matrix
Country of Principal Executive Offices	India
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	10
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	3	7	—	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	—
Did Not Disclose Demographic Background	4

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

D. Employees

See “Item 4. Information on the Company — B. Business Overview — Employees.”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our equity shares as of March 31, 2024 by each of our directors and all our directors and executive officers as a group. As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right. Ordinary shares subject to options, RSUs, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person.

	Equity shares beneficially owned
	Ordinary Shares		Class B Shares
Name of Beneficial Owner	Number	Percent(1)	Number	Percent(1)	Percent of Total Voting Power(1)
Directors:
Deep Kalra(2)	4,034,920	5.67	—	—	3.64
Rajesh Magow(3)	1,555,322	2.17	—	—	1.40
Aditya Tim Guleri	—	—	—	—	—
Moshe Rafiah(5)	—	—	—	—	—
Savinilorna Payandi-Pillay Ramen	—	—	—	—	—
James Jianzhang Liang(4)	—	—	—	—	—
Jane Jie Sun(4)	—	—	—	—	—
Paul Laurence Halpin(4)	—	—	—	—	—
May Yihong Wu(5)	—	—	—	—	—
Xing Xiong(4)	10,000	*	—	—	*

Executive Officers:
Mohit Kabra(3)	205,977	*	—	—	*
All our directors and executive officers as a group	5,806,219	8.15	—	—	5.23

* Represents beneficial ownership of less than 1.0% of our issued share capital.

Notes:

(1)
Based on 70,114,575 ordinary shares outstanding and 39,667,911 Class B Shares outstanding as of March 31, 2024. Except as otherwise required by law, the Terms of Issue or our Constitution, our ordinary shares and Class B Shares vote together as a single class on all matters on which our shareholders are entitled to vote. See also “Item 10. Additional Information — B. Memorandum and Articles of Association — Class B Shares — Reserved Matters.”
(2)
Travogue Electronic Travel LLP, or Travogue, is a limited liability partnership controlled by Mr. Deep Kalra. Mr. Deep Kalra holds 100.0% of the partnership interests in Travogue. Accordingly, as of March 31, 2024, Mr. Kalra’s beneficial ownership of our ordinary shares includes 1,682,020 ordinary shares held by him (or his immediate family members) directly (in the form of ordinary shares or ordinary shares underlying RSUs and ESOPs that have vested or will vest within 60 days) and, based on information provided by Travogue, 2,352,900 ordinary shares held indirectly through Travogue.
(3)
In the form of ordinary shares underlying vested RSUs and ESOPs.
(4)
James Jianzhang Liang, Jane Jie Sun, Moshe Rafiah, Xing Xiong and Paul Laurence Halpin are nominee directors of Trip.com. Trip.com beneficially owns 10,773,694 ordinary shares and 39,667,911 Class B convertible ordinary shares, as further described in Item 7 of this Annual Report.
(5)
Moshe Rafiah and May Yihong Wu were appointed as directors on the Board of the Company in place of Cindy Xiaofan Wang and Xiangrong Li, respectively, on May 15, 2024.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our ordinary shares and Class B Shares held by each person who is known to us to control 5.0% or more of our outstanding ordinary shares or Class B Shares.

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

	Equity shares beneficially owned
	Ordinary Shares		Class B Shares		Percent of Total
Name of Beneficial Owner	Number	Percent(1)	Number	Percent(1)	Voting Power(1)
Trip.com(2)	10,773,694	15.37	39,667,911	100.0	45.95
FIL Limited(3)	6,125,434	8.74	—	—	5.58
Capital International Investors(4)	5,508,776	7.86	—	—	5.02
Deep Kalra(5)	4,034,920	5.67	—	—	3.64

Notes:

(1)
Based on 70,114,575 ordinary shares outstanding and 39,667,911 Class B Shares outstanding as of March 31, 2024. Except as otherwise required by law, the Terms of Issue or our Constitution, our ordinary shares and Class B Shares vote together as a single class on all matters on which our shareholders are entitled to vote. See also “Item 10. Additional Information — B. Memorandum and Articles of Association — Class B Shares — Reserved Matters.”

(2)
Information based on Amendment No. 4 to a report on Schedule 13D filed with the SEC by Trip.com on September 3, 2019. As of March 31, 2024, Trip.com has deferred its pre-emptive rights to subscribe for and purchase 6,027,224 additional Class B Shares, representing 5.49% of the total number of our ordinary shares and Class B Shares, as a result of the issuance of ordinary shares pursuant to the exercise or settlement of equity awards under our Share Incentive Plan between August 19, 2020 to March 31, 2024. See “Item 10. Additional Information — B. Memorandum and Articles of Association — Class B Shares — Pre-Emptive Rights.”
(3)
Information based Amendment No. 5 to a report on Schedule 13G filed with the SEC by Pandanus Partners, L.P. ("Pandanus"), Pandanus Associates, Inc. ("PAI") and FIL Limited ("FIL"), on February 8, 2024 ("FIL 13G"). According to the FIL 13G, Pandanus owns shares of FIL voting stock normally representing more than 25% and less than 48.5% of the total votes which may be cast by all holders of FIL voting stock depending on changes in the total number of shares of outstanding from time to time; PAI acts as general partner of Pandanus; and Pandanus is owned by trusts for the benefit of members of the Johnson family, including FIL’s Chairman Abigail P. Johnson, but disclaims that any such member is a beneficial owner of the securities reported in the FIL 13G.
(4)
Information based on Amendment No. 2 to a report on Schedule 13G filed with the SEC by Capital International Investors ("CII"), on February 7, 2024 ("CII 13G"). According to the CII 13G, CII is a division of Capital Research and Management Company ("CRMC"), as well as its investment management subsidiaries and affiliates Capital Bank and Trust Company, Capital International, Inc., Capital International Limited, Capital International Sarl, Capital International K.K., and Capital Group Private Client Services, Inc., and Capital Group Investment Management Private Limited (together with CRMC, the “investment management entities”). CII’s divisions of each of the investment management entities collectively provide investment management services under the name “Capital International Investors".
(5)
Travogue Electronic Travel LLP (“Travogue”) is a limited liability partnership controlled by Mr. Deep Kalra. Mr. Deep Kalra holds 100.0% of the partnership interests in Travogue. Accordingly, as of March 31, 2024, Mr. Kalra’s beneficial ownership of our ordinary shares includes 1,682,020 ordinary shares held by him (or his immediate family members) directly (in the form of ordinary shares or ordinary shares underlying RSUs and ESOPs that have vested or will vest within 60 days) and, based on information provided by Travogue, 2,352,900 ordinary shares held indirectly through Travogue.

Each of our equity shares is entitled to one vote on all matters that require a vote of shareholders. Except as otherwise required by law, the Terms of Issue or our Constitution, our ordinary shares and Class B Shares vote together as a single class on all matters on which our shareholders are entitled to vote. None of our shareholders has any contractual or other special voting rights.

As of March 31, 2024, to our knowledge, there were approximately seven record holders of our ordinary shares, of which one has a registered address in the United States and which holds approximately 74.48% of our ordinary shares. Since certain of these ordinary shares were held by brokers or other nominees, the number of record holders may not be representative of the number of beneficial holders or where the beneficial holders are resident.

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

The following is a summary of our related party transactions since April 1, 2021.

Shareholders Agreements

See “Item 10. Additional Information — B. Memorandum and Articles of Association — Trip.com Amended and Restated Investor Rights Agreement”, “— Trip.com’s Pre-Emptive Rights in relation to our 2028 Notes”, “— Pre-Emptive Rights” and “— Registration Rights”.

Procurement and selling of air tickets and hotel room nights from/to Trip.com and its subsidiaries

We procured air tickets and hotel room nights of $3.5 million, $55.5 million, and $113.6 million as an agent from subsidiaries of Trip.com that operate as travel product aggregators in fiscal years 2022, 2023 and 2024 respectively. We earned $0.02 million, $0.1 million and $0.05 million from subsidiaries of Trip.com as commission for procurement of such tickets and room nights in fiscal years 2022, 2023 and 2024, respectively. Further, we also sold air tickets and hotel room nights as an agent with a value of $1.4 million, $6.0 million and $4.5 million to subsidiaries of Trip.com in fiscal years 2022, 2023 and 2024, respectively, and paid commission expenses of $0.1 million, $0.7 million and $0.4 million in fiscal years 2022, 2023 and 2024, respectively.

We earned revenue from marketing alliances from subsidiaries of Trip.com amounting to nil, $0.05 million and $0.2 million in fiscal years 2022, 2023 and 2024, respectively.

We paid various operating expenses to subsidiaries of Trip.com amounting to $0.3 million, $ 4.6 million and $5.3 million in fiscal years 2022, 2023 and 2024, respectively.

We provided advances of $1.1 million, nil and nil to subsidiaries of Trip.com in fiscal years 2022, 2023 and 2024 and received back $1.1 million, nil and nil against advances given to subsidiaries of Trip.com in fiscal years 2022, 2023 and 2024, respectively.

As of March 31, 2022, 2023 and 2024, we had outstanding trade and other receivables from subsidiaries of Trip.com of $0.3 million, $1.0 million, and $0.3 million, respectively.

As of March 31, 2022, 2023 and 2024, we had outstanding trade payables to subsidiaries of Trip.com of $0.4 million, $4.9 million and $6.6 million, respectively.

As of March 31, 2022, 2023 and 2024, we provided advances for future bookings to subsidiaries of Trip.com of $0.02 million, $0.1 million and $0.2 million, respectively.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees — B. Compensation — Employment Agreements with Executive Officers.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees — B. Compensation — Share Incentive Plan.”

Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees — C. Board Practices — Indemnification Agreements.”

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

Income Tax Matters

Assessment Year 2005-06

In November 2008, MMT India received an assessment order from the Indian Income Tax authorities or tax authorities for the assessment year 2005-06 and a demand for an additional payment of approximately Rs. 8.1 million (approximately $0.1 million) (exclusive of any applicable penalties), advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase proposed by the transfer pricing officer to adjust our intra-group international transaction prices upwards to an arm’s length price, and (ii) the disallowance of technology-related development depreciation expenses incurred during the year. In January 2009, we filed our objections to both the assessment order and the demand for additional payment with the Commissioner of Income Tax (Appeals), or CIT(A). In February 2009, the demand for the additional payment was deleted as the additions made by the tax authorities were set-off against our carried forward losses. Our appeal against the assessment order in connection with the intra-group international transactions transfer pricing matter was decided in our favor in February 2011. We also received partial relief from the disallowance of technology-related development depreciation expenses. In May 2011, we filed our objection to the partial disallowance of technology-related development depreciation expenses with the Income Tax Appellate Tribunal authorities, or ITAT. In April 2017, ITAT passed a favorable order to allow depreciation on technology-related development expenses. The tax authorities filed an appeal in the High Court challenging the relief provided by ITAT on transfer pricing. However, the High Court dismissed the appeal filed by the tax authorities in November 2017. In July 2018, the tax authorities filed a Special Leave Petition in Supreme Court challenging the order of the High Court. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The date of the next hearing has not yet been scheduled.

Assessment Year 2007-08

In February 2015, re-assessment proceedings were conducted and MMT India received an order from tax authorities, advising us of an upward revision of our declared income in India for the assessment year 2007-08 as a result of the reimbursement of ticket costs to MMT USA. In March 2015, we filed our objections with the CIT(A). The appeal against the above assessment order in connection with these disallowances was decided in favor of MMT India on May 23, 2017. The tax authorities challenged the order of the CIT(A) in August 2017 before ITAT. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The next hearing has been scheduled on July 25, 2024.

Assessment Year 2008-09

In February 2015, re-assessment proceedings were conducted and MMT India received an order from the tax authorities for the assessment year 2008-09, advising us of an upward revision of our declared income in India for the assessment year 2008-09 as a result of reimbursement of ticket costs to MMT USA. In March 2015, we filed our objections with the CIT(A). The appeal against the assessment order in connection with these disallowances was decided in favor of MMT India on June 16, 2017. The tax authorities have filed an appeal in August 2017 against the order before ITAT. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The next hearing has been scheduled on July 25, 2024.

Assessment Year 2009-10

In May 2013, MMT India received an assessment order from the tax authorities for the assessment year 2009-10, and a demand for additional tax payments of approximately Rs. 276 million (approximately $3.3 million), advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase proposed by the transfer pricing offer to adjust our intra-group international transaction prices upwards to an arm’s length price, (ii) increases due to the non-payment of sufficient withholding tax in connection with our use of banking payment gateway facilities and the cost of air tickets incurred to MMT USA, (iii) increases for disallowance of excess depreciation expense on computer peripherals and software licenses, (iv) for the disallowance of technology-related development depreciation expenses incurred during the year, and (v) on account of amounts received from business associates, which were treated as deferred revenue. On May 30, 2013, we filed our objections with the CIT(A). Consequently, our appeal against the assessment order in connection with the intra-group international transactions transfer pricing matter, nonpayment of sufficient withholding tax on cost of air tickets incurred to MMT USA, disallowance of technology-related development depreciation expenses and on amounts received from business associates which were treated as deferred revenue, was decided in our favor in June 2014. We also received partial relief from the increases for disallowance of excess depreciation expense on computer peripherals and software licenses and non-deduction of withholding tax in connection with payment gateway charges. We filed an appeal before ITAT in August 2014 for the remaining relief. The ITAT passed a favorable order dated September 26, 2017 quashing a major demand pertaining to the issue of non-deduction of taxes on payment gateway charges. In May 2018, the tax authorities filed an appeal in the High Court against the order of the ITAT on the issue of non-deduction of withholding tax on payment gateway charges. In March 2019, the High Court passed a favorable order setting aside the appeal filed by tax authorities. The tax authorities have also filed an appeal before the ITAT against the order passed by the CIT(A) on the matters decided in our favor. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The appeal is pending before the ITAT and the next hearing has been scheduled on July 25, 2024.

Assessment Year 2010-11

In March 2014, MMT India received an assessment order from the tax authorities for the assessment year 2010-11, and a demand for additional tax payments of approximately Rs. 736 million (approximately $8.8 million), advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase on account of the disallowance of technology-related development depreciation expenses incurred during the year, (ii) an increase due to the non-payment of sufficient withholding tax in connection with our use of banking payment gateway facilities, (iii) an increase for disallowance of excess depreciation expense on computer peripherals and software licenses, (iv) an increase due to the non-payment of sufficient withholding tax on reimbursement of expenses to MMT USA, (v) an increase for advertising and publicity expenses being capital in nature, and (vi) an increase due to change in the method of accounting for recognizing loyalty cum signing bonus. In April 2014, we filed our objections with the CIT(A) along with a stay of demand. Our appeal against the assessment order was decided in our favor in July 2017. The tax authorities have appealed the order of the CIT(A) before ITAT. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The next hearing has been scheduled on July 25, 2024.

Assessment Year 2011-12

In March 2015, MMT India received an assessment order from the tax authorities for the assessment year 2011-12, and a demand for additional tax payments of approximately Rs. 953 million (approximately $11.4 million), advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase for disallowance of excess depreciation expense on computer peripherals and software licenses (ii) an increase due to the non-payment of sufficient withholding tax on reimbursement of expenses to MMT USA, and (iii) an increase for advertising and publicity expenses being capital in nature. In April 2015, we filed our objections with the CIT(A) along with a stay of demand. In June 2015, we obtained an interim stay until December 31, 2015. We obtained a final order of stay of tax demand in March 2016 and the demand was temporarily set aside after adjustment of refunds for assessment years 2009-10 and 2010-11. Our appeal against the assessment order in connection with non-payment of sufficient withholding tax on cost of air tickets incurred to MMT USA and disallowance of technology-related development depreciation expenses was decided in our favor. We have also received partial relief in respect of addition of advertisement and publicity expenses. In February 2017, we filed an appeal with ITAT. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The next hearing has been scheduled on October 15, 2024.

In March 2017, MMT India received a revision order from the tax authorities for the assessment year 2011-12 in which the order passed by the assessing officer was set aside for fresh examination of the issue of deduction of reimbursement of ESOP cost on exercise of shares by employees. In May 2018, we filed an appeal with the ITAT. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The next hearing has been scheduled on October 21, 2024.

In December 2017, MMT India received an assessment order from the tax authorities for the assessment year 2011-12 confirming the demand for additional tax payments of approximately Rs. 102 million (approximately $1.2 million), advising us of an upward revision of our declared income in India for that assessment year as a result of an increase in expenses on account of ESOPs exercised during the year, being capital in nature. In January 2018, we filed our objections with the CIT(A) along with a stay of demand. The appeal against the assessment order in connection with ESOP disallowances was decided in favor of MMT India on June 24, 2019. The tax authorities filed an appeal before the ITAT challenging the order of the CIT(A). We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The next hearing has been scheduled on October 15, 2024.

Assessment Year 2012-13

In March 2016, MMT India received an assessment order from the tax authorities for the assessment year 2012-13, and a demand for additional tax payments of approximately Rs. 905 million, (approximately $10.9 million), advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase due to insufficient payments on withholding taxes on reimbursement of expenses to MMT USA, (ii) an increase for advertising and publicity expenses, being capital in nature and (iii) an increase for expenses on account of ESOPs exercised during the year being capital in nature. In April 2016, we filed our objections with the CIT(A) and requested for a stay of demand. The stay of demand was granted to MMT India. The appeal against the assessment order in connection with these disallowances was decided in favor of MMT India on December 19, 2017. The tax authorities have appealed the order of the CIT(A) before ITAT. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The next hearing has been scheduled on October 15, 2024.

Assessment Year 2013-14

In December 2016, MMT India received an assessment order from the tax authorities for the assessment year 2013-14, and a demand for additional tax payments of approximately Rs. 912 million, (approximately $10.9 million), advising MMT India of an upward revision of its declared income in India for that assessment year as a result of (i) an increase due to insufficient payments on withholding taxes on reimbursement of expenses to MMT USA, (ii) an increase for advertising and publicity expenses being capital in nature and (iii) an increase for expenses on account of ESOPs exercised during the year being capital in nature. In January 2017, MMT India filed its objections with the CIT(A) and requested for a stay of demand. The stay of demand was granted to MMT India. The appeal against the assessment order in connection with these disallowances was decided in favor of MMT India on December 19, 2017. We understand that the tax authorities have appealed the order of CIT(A) before ITAT. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The next hearing has been scheduled on October 15, 2024.

In November 2021, MMT India received an assessment order from the tax authorities for the assessment year 2013-14 confirming the demand of Rs. 8.54 million (approximately $0.1 million) (including interest) as a result of non-deduction and/or short-deduction of tax deducted at source on advertisement charges, common area maintenance charges and annual maintenance charges. In December 2021, MMT India filed an appeal before the CIT(A) against such order. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The date of the next hearing has not yet been scheduled.

In March 2022, MMT India received an assessment order from the tax authorities advising MMT India of an upward revision of its declared income in India due to non-deposit of service tax collected from customers, with the Government of India and raised a tax demand of Rs. 1,796 million, (approximately $21.6 million). In June 2022, the demand for the additional payment was withdrawn as the additions made by the tax authorities were set-off against our carried forward losses. In April 2022, MMT India filed objections with the CIT(A). We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

In June 2022, redBus India received a notice for initiating re-assessment proceedings on the allegation that the service tax amounting to Rs. 2.18 million (approximately $0.03 million) was not deposited with the Government of India. In January 2023, redBus India challenged these proceedings before the Delhi High Court on the validity of the notice issued outside the jurisdiction of the tax authorities. The Delhi High Court granted interim relief and instructed the relevant tax authorities to not take any adverse action against redBus India until the matter is determined before the Delhi High Court. The next hearing with the Delhi High Court has been scheduled on July 12, 2024. redBus India has informed the tax authorities to keep proceedings in abeyance pending the hearing before the Delhi High Court. These tax proceedings pertain to our Goibibo business which has been merged with MMT India with effect from February 1, 2023 pursuant to the scheme of arrangement approved by the National Company Law Tribunal, or NCLT. Any tax liability, levy, cess, interest, penalty or refund that may arise as a result of these tax proceedings will be paid or received by MMT India, as applicable.

Assessment Year 2014-15

In December 2017, MMT India received an assessment order from the tax authorities for the assessment year 2014-15, and a demand for tax payments of approximately Rs. 345 million (approximately $4.1 million), advising MMT India of an upward revision of its declared income in India for that assessment year as a result of (i) insufficient payments on withholding taxes on reimbursement of expenses to MMT USA, (ii) advertising and publicity expenses being capital in nature and (iii) an increase in expenses on account of ESOPs exercised during the year being capital in nature. In January 2018, MMT India filed its objections with the CIT(A) and requested for a stay of demand. The stay of demand was granted to MMT India. The appeal against the assessment order in connection with these disallowances was decided in favor of MMT India on January 31, 2019. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The next hearing before the ITAT has been scheduled on October 15, 2024.

In March 2021, MMT India received an assessment order from the tax authorities for the assessment year 2014-15 confirming the demand of Rs. 26 million (approximately $0.3 million) (including interest) as a result of non-deduction and/or short-deduction of tax deducted at source on advertisement charges, common area maintenance charges and annual maintenance charges. In April 2021, MMT India filed an appeal before the CIT(A) against such order. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

In March 2022, MMT India received an assessment order from the tax authorities advising MMT India of an upward revision of its declared income in India due to non-deposit of service tax collected from customers, with the Government of India and raised a tax demand of Rs. 664.31 million (approximately $8.0 million). In June 2022, the demand for the additional payment was withdrawn as the additions made by the tax authorities were set-off against our carried forward losses. In April 2022, MMT India filed objections with the CIT(A). We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

In December 2016, Pilani Softlabs Private Limited, or Pilani, which merged with redBus India in May 2015, received an assessment order from the tax authorities for the assessment year 2014-15 advising upward revision as a result of an increase on account of the proposed disallowance of compensation paid to directors for the termination of ESOP. However, Pilani did not receive a demand for any additional tax payments due to the availability of sufficient carry forward losses. On February 7, 2017, Pilani filed its objections to the assessment order with the CIT(A). CIT(A) passed an order dated June 28, 2019 which confirmed the addition on account of expenses relating to compensation paid to directors for the termination of ESOP. In September 2019, we filed an appeal with the ITAT. The ITAT passed a favorable order on December 12, 2023 reversing the adjustment made by the tax authorities.

In May 2023, redBus India received an assessment order from the tax authorities advising redBus India of an upward revision of its declared income in India due to non-deposit of service tax collected amounting to Rs. 21.75 million (approximately $0.3 million) from customers, with the Government of India. In October 2022, redBus India challenged the order before the Delhi High Court on the validity of the notice issued outside the jurisdiction of the tax authorities. The Delhi High Court granted interim relief and instructed the relevant tax authorities to not take any adverse action against redBus India until the matter is determined before the Delhi High Court. The next hearing with the Delhi High Court has been scheduled on July 12, 2024. redBus India has informed the tax authorities to keep proceedings in abeyance pending the hearing before the Delhi High Court. These tax proceedings pertain to our Goibibo business which has been merged with MMT India with effect from February 1, 2023 pursuant to the scheme of arrangement approved by the NCLT. Any tax liability, levy, cess, interest, penalty or refund that may arise as a result of these tax proceedings will be paid or received by MMT India, as applicable.

Assessment Year 2015-16

In December 2018, MMT India received an assessment order from the tax authorities for the assessment year 2015-16, and a demand for additional tax payments of approximately Rs. 1,214 million (approximately $14.6 million), advising MMT India of an upward revision of its declared income in India for that assessment year as a result of, (i) insufficient payments on withholding taxes on reimbursement of expenses to MMT USA, (ii) advertising and publicity expenses being, capital in nature, and (iii) an increase in expenses on account of ESOPs exercised during the year being capital in nature. In January 2019, MMT India filed its objections with the CIT(A) and requested for stay of demand. The stay of demand was granted to MMT India. The appeal against the assessment order in connection with these disallowances was decided in favor of MMT India on June 24, 2019. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The department has filed an appeal before ITAT. The next hearing has been scheduled on October 15, 2024.

In December 2018, redBus India received an assessment order from the tax authorities for the assessment year 2015-16 advising upward revision of approximately Rs. 1,224 million (approximately $14.7 million) as a result of disallowance of depreciation on goodwill arising on account of its merger with Pilani. However, the tax authorities did not raise additional tax demand due to the availability of sufficient carry forward losses. On January 23, 2019, redBus India filed its objections to the assessment order before CIT(A). In January 2021, redBus India filed detailed submissions and CIT(A) has yet to pass the final order. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

In July 2022, redBus India received a notice for initiating re-assessment proceedings on the allegation that the service tax amounting to Rs. 21.8 million (approximately $0.3 million) was not deposited with the Government of India. In December 2022, redBus India challenged these proceedings on the validity of the notice issued outside the jurisdiction of the tax authorities. The Delhi High Court granted interim relief and instructed the relevant tax authorities to not take any adverse action against redBus India until the matter has been determined before the Delhi High Court. The next hearing with the Delhi High Court has been scheduled on July 12, 2024. redBus India has informed the tax authorities to keep proceedings in abeyance pending the hearing before the Delhi High Court. These tax proceedings pertain to our Goibibo business which has been merged with MMT India with effect from February 1, 2023, pursuant to the scheme of arrangement approved by the NCLT. Any tax liability, levy, cess, interest, penalty or refund that may arise as a result of these tax proceedings will be paid or received by MMT India, as applicable.

In May 2023, MMT India received an assessment order from the tax authorities advising MMT India of an upward revision of its declared income in India due to non-deposit of service tax collected amounting to Rs. 39.3 million (approximately $0.5 million) from customers, with the Government of India. The tax authorities have erroneously raised a tax demand of Rs. 59.1 million (approximately $0.7 million). The Delhi High Court has granted interim relief and instructed the relevant tax authorities to not take any adverse action against MMT India until the matter is determined before the Delhi High Court. The next hearing with the Delhi High Court has been scheduled on August 7, 2024. MMT India has informed the tax authorities to keep proceedings in abeyance pending the hearing before the Delhi High Court.

Assessment Year 2016-17

In December 2019, MMT India received an assessment order from the tax authorities for the assessment year 2016-17, advising MMT India of an upward revision of its declared income in India for that assessment year as a result of, (i) insufficient payments on withholding taxes on reimbursement of expenses to MMT USA and MakeMyTrip FZ LLC (UAE), (ii) advertising and publicity expenses being, capital in nature, and (iii) an increase in expenses on account of ESOPs exercised during the year being capital in nature. In January 2020, MMT India filed its objections with the CIT(A). We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The date of the hearing before the CIT(A) has not been scheduled.

In December 2019, redBus India received an assessment order from the tax authorities for the assessment year 2016-17 advising upward revision of approximately Rs. 918 million (approximately $11.0 million) as a result of disallowance of depreciation on goodwill arising on merger with Pilani. However, the tax authorities did not raise additional tax demands due to the availability of sufficient carry forward losses. In January 2020, redBus India filed its objections to the assessment order with the CIT(A). In January 2021, redBus India filed detailed submissions; however the CIT(A) has yet to pass the final order. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

In May 2023, redBus India received an assessment order from the tax authorities for the assessment year 2016-17, advising redBus India of an upward revision of its declared income in India due to non-deposit of service tax collected amounting to Rs. 21.87 million (approximately $0.3 million) from customers, with the Government of India. The tax authorities have erroneously raised tax demand of Rs. 2 million (approximately $0.02 million). In December 2022, redBus India challenged the order before the Delhi High Court on the validity of the notice issued outside the jurisdiction of the tax authorities. The Delhi High Court granted interim relief and instructed the relevant tax authorities to not take any adverse action against redBus India until the matter is determined before the Delhi High Court. The next hearing with the Delhi High Court has been scheduled on July 12, 2024. redBus India has informed the tax authorities to keep proceedings in abeyance pending the hearing before the Delhi High Court. These tax proceedings pertain to our Goibibo business which has been merged with MMT India with effect from February 1, 2023 pursuant to the scheme of arrangement approved by the NCLT. Any tax liability, levy, cess, interest, penalty or refund that may arise as a result of these tax proceedings will be paid for or received by MMT India, as applicable.

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

In December 2019, redBus India received an assessment order from the tax authorities for the assessment year 2017-18, and a demand for additional tax payments of approximately Rs. 3 million (approximately $0.04 million), advising upward revision of approximately Rs. 688 million (approximately $ 8.3 million) as a result of (i) disallowance of depreciation on goodwill on account of merger with redBus, and (ii) addition on account of cash deposited during the demonetization period. On January 27, 2020, redBus India filed its objections to the assessment order with the CIT(A). In January 2021, redBus India filed detailed submissions and the CIT(A) has yet to pass the final order. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Assessment Year 2018-19

In May 2021, MMT India received an assessment order from the tax authorities for the assessment year 2018-19, advising MMT India of an upward revision of its declared income in India for that assessment year as a result of, (i) advertising and publicity expenses being, capital in nature, (ii) an increase in expenses on account of ESOPs exercised during the year being capital in nature, (iii) an increase in expenses on account of interest on GST, and (iv) liabilities no longer required to be written back, among others. On May 26, 2021, MMT India filed its objections to the assessment order with the CIT(A). We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

In September 2021, redBus India received an assessment order from the tax authorities for the assessment year 2018-19, advising upward revision of its declared income as a result of the disallowance of depreciation on goodwill arising on account of merger with Pilani. However, the tax authorities did not raise any additional demand due to the availability of sufficient carry forward losses. On October 26, 2021, redBus India filed its objections to the assessment order with the CIT(A). We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Assessment Year 2021-22

In February 2024, MMT India received an assessment order from the tax authorities for the assessment year 2021-22, advising MMT India of an upward revision of its declared income in India for that assessment year as a result of (i) an increase proposed by the transfer pricing offer to adjust our intra-group international transaction prices upwards to an arm’s length price; (ii) advertising and publicity expenses being capital in nature, (iii) an increase in expenses on account of interest on GST and (iv) an increase in interest payable to MMT US on outstanding balances. In March, 2024, MMT India filed its objections to the assessment order with the CIT(A). We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

In April 2024, MMT India received a penalty order from the tax authorities raising a demand of Rs. 5.63 million (approximately $0.07 million) for non-furnishing of details during the course of assessment proceedings. As MMT India had furnished all the requested details during the assessment proceedings, MMT India plans to challenge the penalty order before CIT(A) within the relevant legal time frame. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Assessment Year 2022-23

In March 2024, MMT India received an assessment order from the tax authorities for the assessment year 2022-23, advising MMT India of an upward revision of its declared income in India for that assessment year as a result of (i) advertising and publicity expenses being capital in nature, (ii) an increase in expenses on account of ESOPs exercised during the year being capital in nature; and (iii) an increase in expenses on account of interest on GST. In April, 2024, MMT India filed its objections to the assessment order with the CIT(A). We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Service Tax and Goods & Service Tax Matters

Demand Order — Fiscal Years 2006 to 2012

In March 2009, the Directorate General of Central Excise Intelligence, or DGCEI, initiated a general industry wide inquiry on compliance with service tax rules and regulations by various travel agencies in India. In October 2011, pursuant to an investigation conducted by the DGCEI, MMT India received a notice from the Indian service tax authorities for fiscal years 2006 to 2010, demanding payment of service tax in respect of certain matters, some of which relate to the travel industry in India and involve a complex interpretation of Indian law. MMT India received similar notices for fiscal years 2011 and 2012, in October 2011 and October 2012, respectively. In March 2011, MMT India filed replies with the Commissioner of Service Tax, or Commissioner for fiscal years 2006 to 2010, and, filed objections in January 2012, and February 2013, for fiscal years 2011 and 2012, respectively. In August 2013, the Commissioner rejected the objections and confirmed the demand on all the above matters with negligible relief. In November 2013, MMT India filed an appeal with the Customs, Excise and Service Tax Appellate Tribunal, or CESTAT. The aggregate value of the claims is approximately Rs. 1,700 million (approximately $20.4 million) with additional interest and penalties, if finally determined to be payable. MMT India have deposited approximately Rs. 22 million (approximately $0.3 million) toward service tax with the relevant authorities. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The date of the hearing has not yet been scheduled by CESTAT.

Demand Order — Fiscal Years 2008 to 2011

In September 2012, MMT India received a notice from the Indian service tax authorities for fiscal years 2008 to 2011, demanding payment of service tax in respect of certain matters, some of which relate to the travel industry in India and involve a complex interpretation of Indian law. In February 2013, MMT India filed a reply with the Commissioner.

In March 2014, MMT India received an order wherein the demand of an aggregate value of approximately Rs.15.3 million (approximately $0.2 million) was confirmed by the Commissioner. MMT India filed an appeal with CESTAT in June 2014. MMT India was not required to deposit any service tax with the relevant authorities in response to this demand. We do not recognize this claim as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The date of the hearing is scheduled on October 16, 2024.

Demand Order — Fiscal Year 2012

In November 2012, MMT India received a notice from the Indian service tax authorities for fiscal year 2012, demanding payment of service tax in respect of certain matters, which relate to the travel industry in India but are not covered in the show cause notices mentioned in the above paragraphs relating to service tax, and involve a complex interpretation of Indian law. In February 2013, MMT India filed a reply with the Commissioner.

In March 2014, MMT India received an order wherein the demand of approximately Rs.16.1 million (approximately $0.2 million) was confirmed by the Commissioner. MMT India filed an appeal with CESTAT in June 2014. MMT India was not required to deposit any service tax with the relevant authorities in response to this demand. We do not recognize this claim as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The date of the hearing has been scheduled on October 16, 2024 by CESTAT.

Demand Order — Fiscal Year 2013

In May 2014, MMT India received two notices from the Indian service tax authorities for fiscal year 2013, demanding payment of service tax in respect of certain matters, which relates to the travel industry in India and involves a complex interpretation of Indian law. The aggregate value of claim is Rs. 1,075 million (approximately $12.9 million). MMT India filed replies with the Commissioner in July 2014 and January 2015. In June 2015, MMT India received orders wherein the demand of approximately Rs. 135 million (approximately $1.6 million) was confirmed by the Commissioner. MMT India filed an appeal with CESTAT in September 2015 after making a pre-deposit of approximately Rs. 10.12 million (approximately $0.1 million) with the relevant authorities. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The date of the hearing has not yet been scheduled by CESTAT.

Demand Order — Fiscal Year 2014 to 2016

In September 2015, MMT India received a notice from the Indian service tax authorities for fiscal year 2014, demanding payment of service tax in respect of certain matters, some of which relate to the travel industry in India and involve a complex interpretation of Indian law. MMT India received similar notices for fiscal year 2015 and 2016 in April 2016 and April 2018, respectively. The aggregate value of the claims is approximately Rs. 142 million (approximately $1.7 million). MMT India filed replies with the Commissioner for fiscal years 2014, 2015 and 2016 in December 2015, June 2016 and December 2018, respectively. In February 2019, MMT India received a demand order wherein the demand of approximately Rs. 118 million (approximately $1.4 million) was confirmed by the Commissioner. MMT India filed an appeal with CESTAT in May 2019 after making a pre-deposit of approximately Rs. 8.85 million (approximately $0.1 million) with the relevant authorities. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The date of the hearing has not been scheduled by CESTAT.

Demand cum Show Cause Notice — Fiscal Year 2014 to September 2015

In September 2016, MMT India received a notice from the Indian service tax authorities for the period April 2013 to September 2015 demanding payment of service tax in respect of certain matters, which relate to the travel industry in India and involve complex interpretations of Indian law. In November 2016, MMT India filed a reply with the Commissioner. The aggregate value of the claims is approximately Rs. 236 million (approximately $2.8 million). We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The matter has not yet been heard by the Commissioner.

Demand cum Show Cause Notice — November 2013 to June 2017

In October 2016, redBus India received a notice from DGCEI for the period November 2013 to March 2016 demanding payment of service tax in respect of certain matters, which relate to the travel industry in India and involve complex interpretations of Indian law. redBus India filed preliminary replies with DGCEI in February 2017 and final replies in July 2019. The aggregate value of the claims is approximately Rs. 2,444 million (approximately $29.3 million). In June 2019, we received a notice DGCEI for the period from April 2016 to June 2017 demanding payment of service tax in respect of certain matters, which relates to the travel industry in India and involve complex interpretations of Indian law. In July 2020, redBus India filed a reply with the Commissioner. The aggregate value of the claims is approximately Rs. 7,157 million (approximately $85.9 million).

In September 2021, redBus India received a consolidated order from the Commissioner wherein a combined demand of approximately Rs. 5,105 million (approximately $61.3 million) for the period November 2013 to June 2017 was confirmed. redBus India filed an appeal with CESTAT in January 2022 after making a pre-deposit of approximately Rs. 100 million (approximately $1.2 million) against order. In June 2024, the appeal filed with CESTAT was decided in favor of redBus India. This order is appealable and the DGCEI may file an appeal with a higher authority. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

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

Demand cum Show Cause Notice — Fiscal Year 2012 to June 2017

In October 2016, MMT India received a notice from DGCEI for the period from May 2011 to September 2015, demanding payment of service tax in respect of certain matters, which relates to the travel industry in India and involve complex interpretations of Indian law. MMT India filed preliminary replies with the DGCEI in February 2017 and final replies in September 2020. The aggregate value of the claims is approximately Rs. 2,286 million (approximately $27.4 million).

In October 2018, MMT India received a notice from the DGCEI for the period October 2015 to March 2016 demanding payment of service tax in respect of certain matters, which relates to the travel industry in India and involve complex interpretations of Indian law. In September 2020, MMT India filed replies with the Commissioner. The aggregate value of the claims is approximately Rs. 1,480 million (approximately $17.8 million).

In April 2019, MMT India received a notice from the DGCEI for the period April 2016 to June 2017 demanding payment of service tax in respect of certain matters, which relates to the travel industry in India and involve complex interpretations of Indian law. In September 2020, MMT India filed replies with the Commissioner. The aggregate value of the claims is approximately Rs. 6,362 million (approximately $76.3 million).

In August 2021, MMT India received a consolidated demand order from the Commissioner pursuant to which the demand of approximately Rs. 7,981 million (approximately $95.8 million) was confirmed. MMT India filed an appeal with CESTAT in November 2021 after making a pre-deposit of approximately Rs. 100 million (approximately $1.2 million) against the order with the relevant authorities.

In January 2024, the appeal filed with CESTAT was decided in favor of MMT India. This order is appealable and the DGCEI may file an appeal with higher authority.

We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Demand Order — Fiscal Year 2010 to 2013

In September 2017, redBus India received a demand order from the Commissioner for the period April 2010 to March 2013, demanding payment of service tax in respect of certain matters, which relates to the travel industry in India and involve complex interpretations of Indian law. In February 2018, redBus India filed objections with the Commissioner (Appeals). The aggregate value of the claims is approximately Rs. 3.1 million (approximately $0.04 million). In November 2022, the Commissioner (Appeals) passed the order confirming the entire demand. In February 2023, redBus India filed an appeal with CESTAT. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The next hearing date has not yet been scheduled by CESTAT.

Show Cause and Demand Notice — October 2015 to June 2017

In September 2018, MMT India received a notice from the Indian service tax authorities for the period October 2015 to June 2017, demanding payment of service tax in respect of certain matters, which relate to the travel industry in India and involve complex interpretations of Indian law. In November 2018, MMT India filed replies with the Commissioner. The aggregate value of the claims is approximately Rs. 296 million (approximately $3.6 million). We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The matter has yet to be heard by the Commissioner.

Demand Order — Fiscal Year 2013 to December 2014

In December 2018, redBus India received a demand order from the Indian service tax authorities for the period April 2013 to December 2014, demanding payment of service tax in respect of certain matters, which relate to the travel industry in India and involve complex interpretations of Indian law. In February 2019, redBus India filed objections with the Commissioner (Appeals), who rejected the objections and confirmed the demand on the matters with negligible relief. In March 2020, we received the demand order for an aggregate value of approximately Rs. 1.5 million (approximately $0.02 million). redBus India filed an appeal with CESTAT in June 2020. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The next hearing date has not been scheduled by CESTAT.

Demand cum Show Cause Notice — Fiscal year 2014 to June 2017

In June 2020, redBus India received a notice from the Indian service tax authorities for the period April 2014 to June 2017, demanding payment of service tax in respect of certain matters, which relates to the travel industry in India and involve complex interpretations of Indian law. The aggregate value of the claims is approximately Rs. 238.0 million (approximately $2.9 million). redBus India has filed a reply with the Commissioner in July 2021. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The matter has yet to be heard by the Commissioner.

These tax proceedings pertain to our Goibibo business which has been merged with MMT India with effect from February 1, 2023 pursuant to the scheme of arrangement approved by the NCLT. Any tax liability, levy, cess, interest, penalty or refund that may arise as a result of these tax proceedings will be paid for or received by MMT India, as applicable.

Demand cum Show Cause Notice October 2013 to June 2017

In April 2019, MMT India received a notice from the Indian service tax authorities for the period October 2013 to June 2017, demanding payment of Service Tax in respect of certain matters, which relates to the travel industry in India and involve complex interpretations of Indian law. The aggregate value of the claims is approximately Rs. 76 million (approximately $0.9 million). MMT India filed a reply in December 2019. In April 2021, MMT India received a demand order of approximately Rs. 64 million ($0.8 million) from Commissioner. MMT India filed an appeal with CESTAT in July 2021 after making a pre-deposit of approximately Rs. 4.8 million (approximately $0.1 million) with the relevant authorities. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The next hearing date has not been scheduled by CESTAT.

Demand cum Show Cause Notice – (July 2017 to March 2019)

In November 2020, MMT India received a notice from the Goods and Services Tax Authorities, or GST Authorities, (Anti-Evasion Rajasthan) for the period from July 2017 to March 2019, demanding payment of Goods and Service Tax, or GST, in respect of certain matters, which relates to the travel industry in India and involve complex interpretations of Indian law. The aggregate value of the claims is approximately Rs. 316 million (approximately $3.8 million).MMT India filed a reply to the notice in April 2021. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The matter yet to be heard by the Commissioner (Anti-Evasion Rajasthan).

Demand cum Show Cause Notice July 2017 to March 2020

In February 2020, MMT India received a notice from the GST Authorities (Madhya Pradesh) for the period from July 2017 to March 2020, demanding payment of GST in respect of certain matters. The aggregate value of the claims is approximately Rs.1.12 million (approximately $0.01 million). In August 2021, MMT India received a demand order from the Commissioner wherein the demand of approximately Rs. 1.12 million (approximately $0.01 million) was confirmed. MMT India filed an appeal with the Commissioner (Appeals) in November 2021 after making a pre-deposit of approximately Rs. 0.11 million (approximately $0.001 million) with the relevant authorities. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The date of hearing has yet to be scheduled by the Commissioner (Appeals).

Demand cum Show Cause Notice Fiscal year 2019

In December 2021, redBus India received a notice from the GST Authorities for the period from April 2018 to March 2019, demanding payment of GST in respect of certain matters. The aggregate value of the claims is approximately Rs. 0.57 million (approximately $0.01 million). In December 2021, redBus India filed replies with the Commissioner.

In February 2022, redBus India received an order from the Commissioner wherein the demand of Rs.0.57 million (approximately $0.01 million) was confirmed. redBus India filed an appeal with the Commissioner (Appeals) in April 2022 after making a pre-deposit of Rs 0.06 million (approximately $0.001 million). redBus India does not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The date of hearing has yet to be scheduled by the Commissioner (Appeals).

These tax proceedings pertain to our Goibibo business which has been merged with MMT India with effect from February 1, 2023, pursuant to the scheme of arrangement approved by the NCLT. Any tax liability, levy, cess, interest, penalty or refund that may arise as a result of these tax proceedings will be paid for or received by MMT India, as applicable.

Demand cum Show Cause Notice July 2017 to March 2022

In May 2023, MMT India received a notice from the Tamil Nadu GST Authorities for the period from July 2017 to March 2022, demanding payment of GST in respect of certain matters. The aggregate value of the claims is approximately Rs. 22.06 million (approximately $0.3 million). In June 2023, MMT India filed replies with the Commissioner. In July 2023, MMT India received an order from the Commissioner wherein the demand of Rs. 22.06 million (approximately $0.3 million) was confirmed. In October 2023, we filed a writ petition in the High Court against the impugned order. Upon filing, the Tamil Nadu GST Authorities has remanded back the matter for re-adjudication.

However, in April 2024, the Commissioner passed a rectified order without following the directions of High Court and confirmed the demand. MMT India is in the process of filling a rectification application with the Tamil Nadu GST Authorities. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The matter has yet to be heard by the Commissioner.

Demand cum Show Cause Notice July 2017 to March 2018

In September 2023, MMT India received a notice from the GST Authorities (Delhi) for the period from July 2017 to March 2018, demanding payment of GST in respect of certain matters. The aggregate value of the claims is approximately Rs.5.15 million (approximately $0.1 million). In December 2023, MMT India received a demand order from the Commissioner wherein the demand of approximately Rs. 5.15 million (approximately $0.1 million) was confirmed. MMT India filed an appeal to the Commissioner (Appeals) in February 2024 after making a pre-deposit of approximately Rs. 0.51 million (approximately $0.01 million) with the relevant authorities. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The date of hearing has not yet been scheduled by the Commissioner (Appeals).

Demand cum Show Cause Notice April 2019 to March 2020

In December 2023, MMT India received a notice from the GST Authorities (Telangana) for the period from April 2019 to March 2020, demanding payment of GST in respect of certain matters. The aggregate value of the claims is approximately Rs.0.57 million (approximately $0.01 million). MMT India is in the process of filing an appeal with the relevant authorities. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Demand cum Show Cause Notice Fiscal Year 2018

In December 2023, redBus India received a notice from the GST Authorities for a period from July 2017 to March 2018, demanding payment of GST in respect of certain matters. The aggregate value of the claims is approximately Rs. 959.46 million (approximately $11.51 million). In December 2023, redBus India received a demand order from the Commissioner wherein the demand of approximately Rs. 14.08 million (approximately $0.17 million) was confirmed. redBus India filed an appeal with the Commissioner (Appeals) in March 2024 after making a pre-deposit of approximately Rs. 1.35 million (approximately $0.02 million) with the relevant authorities. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The date of the hearing has not yet been scheduled by the Commissioner (Appeals).

Demand cum Show Cause Notice Fiscal Year 2019

In December 2023, redBus India received a notice from the GST Authorities 2018 to March 2019, demanding payment of GST in respect of certain matters. The aggregate value of the claims is approximately Rs. 1,108.8 million (approximately $13.30 million). In March 2024, we received a demand order from the Commissioner wherein the demand of approximately Rs. 39.3 million (approximately $0.47 million) was confirmed. redBus India is in the process of filing an appeal to the Commissioner (Appeals). We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Demand cum Show Cause Notice Fiscal Year 2019

In December 2023, redBus India received a notice from the GST Authorities (Assam) for the period from April 2018 to March 2019, demanding payment of GST in respect of certain matters. The aggregate value of the claims is approximately Rs. 0.09 million (approximately $0.001 million). In April 2024, redBus India received a demand order from the Assistant Commissioner wherein the demand of approximately Rs 0.09 million (approximately $0.001 million) was confirmed. redBus India is in the process of filing an appeal to the Commissioner (Appeals). We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

These tax proceedings pertain to our Goibibo business which has been merged with MMT India with effect from February 1, 2023 pursuant to the scheme of arrangement approved by the NCLT. Any tax liability, levy, cess, interest, penalty or refund that may arise as a result of these tax proceedings will be paid for or received by MMT India, as applicable.

Demand cum Show Cause Notice Fiscal Year 2019

In December 2023, redBus India received a notice from the GST Authorities (Tamil Nadu) for the period from April 2018 to March 2019, demanding payment of GST in respect of certain matters. The aggregate value of the claims is approximately Rs. 1.42 million (approximately $0.02 million). In April 2024, redBus India received a demand order from the GST officer wherein the demand of approximately Rs. 0.2 million (approximately $0.002 million) was confirmed. redBus India is in the process of filing an appeal to the Commissioner (Appeals). We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

These tax proceedings pertain to our Goibibo business which has been merged with MMT India with effect from February 1, 2023 pursuant to the scheme of arrangement approved by the NCLT. Any tax liability, levy, cess, interest, penalty or refund that may arise as a result of these tax proceedings will be paid for or received by MMT India, as applicable.

Demand cum Show Cause Notice Fiscal Year 2019

In November 2021, redBus India received a notice from the GST Authorities (Telangana) for the period from April 2018 to March 2019, demanding payment of GST in respect of certain matters. The aggregate value of the claims is approximately Rs. 0.75 million (approximately $0.01 million). In April 2024, redBus India received a demand order from the GST officer wherein the demand of approximately Rs. 0.04 million (approximately $0.0005 million) was confirmed. redBus India is in the process of filing an appeal to the Commissioner (Appeals). We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

These tax proceedings pertain to our Goibibo business which has been merged with MMT India pursuant to the scheme of arrangement approved by the NCLT. Any tax liability, levy, cess, interest, penalty or refund that may arise as a result of these tax proceedings will be paid for or received by MMT India, as applicable.

Other Proceedings

Writ petition filed in the Delhi High Court regarding applicability of the Motor Vehicles Act, 1988, as amended, or the MV Act, to the redBus business

redBus India has filed a writ petition in the High Court of Delhi, India seeking a declaration that section 93 of MV Act does not apply to redBus India’s business and for directions to quash notices received from the Transport Department, Government of the National Capital Territory of Delhi, or the Delhi Government, for the alleged violation of the MV Act.

redBus India received two notices dated June 23, 2017 and July 27, 2017, respectively, from the Delhi Government alleging that redBus India is operating its business without a license to operate as an agent or canvasser for the sale of tickets, as required under the MV Act. As a result, the Delhi Government levied a nominal penalty for the alleged violation. redBus India contested the above notices, stating that it is an online portal that only connects bus operators and customers, and redBus India is not an agent or canvasser under the MV Act.

In response to the writ petition, the High Court of Delhi has issued an interim order that no adverse action against redBus India shall be taken pending the adjudication of the suit. Final arguments in relation to this matter are scheduled for July 12, 2024.

Investigation under the Competition Act, 2002 against MMT India and redBus India

In April 2019, the Federation of Hotel & Restaurant Associations of India, or FHRAI, filed an investigation against MMT India, redBus India and OYO, under sections 3 and 4 read with section 19 of the Competition Act before the Competition Commission of India, or CCI. In October 2019, following a preliminary hearing, the CCI passed a prima facie order directing its investigative arm, the Director General, or DG, to conduct an investigation into the conduct of MMT India, redBus India and OYO in relation to sections 3 and 4 read with section 19 of the Competition Act. Thereafter, Casa2Stays Private Limited, or FabHotel and Rubtub Solutions Private Limited, or Treebo filed separate impleadment applications alleging an abuse of dominant position by MMT India and redBus India, and anti-competitive practices between MMT India, redBus India and OYO. The CCI allowed the applications and passed a prima facie order directing an investigation into the matter, together with the FHRAI matter.

On October 19, 2022, the CCI passed an order against MMT India and redBus India in relation to anti-competitive conduct under the Competition Act of India by MMT India and redBus India. The CCI imposed an aggregate penalty of Rs. 2,234.8 million (approximately $26.8 million) on MMT India and redBus India, as well as certain behavioral sanctions in respect of their agreements with hotels and disclosure of properties on their platforms. On November 23, 2022, MMT India and redBus India filed an appeal before the National Company Law Appeal Tribunal, or NCLAT, against the order issued by the CCI. A deposit of Rs. 223.5 million (approximately $2.7 million), being 10% of the aggregate penalty imposed on MMT India and redBus India by the CCI, was made with the NCLAT pursuant to the orders of the NCLAT and the High Court of Delhi. As a result, enforcement of the penalty amount has been stayed pending the outcome of the appeal. In addition, MMT India and redBus India have complied with the behavioral directions issued by the CCI pending the outcome of the appeal. The final hearing in respect of such appeal is scheduled on July 23, 2024.

In March 2023, MMT India filed an application before the CCI to bring on record that our Goibibo business has been merged with MMT India with effect from February 1, 2023, pursuant to the scheme of arrangement approved by the NCLT. As a result, any liability, levy, cess, interest, penalty or refund that may arise as a result of this proceeding will be paid for or received by MMT India, as applicable.

Petition filed against Booking.com and Google LLC & Google India

In April 2022, MMT India filed a petition before the High Court of Delhi and initiated a trademark infringement action against Booking.com’s use of ‘Makemytrip’ and ‘Make My Trip’ keywords on Google’s Adwords platform. MMT India sought interim protection against the defendants’ use of its brand keywords. The High Court of Delhi heard the interim injunction application and granted an ad-interim injunction restraining Booking.com, Google India and Google LLC from using the ‘Makemytrip’ and ‘Make My Trip’ brand keywords on Google’s Adwords Program.

In May 2022, Google challenged the ad-interim injunction order before the Division Bench, High Court of Delhi. Google’s appeal was allowed by the Division Bench on December 17, 2023. MMT India subsequently filed a Special Leave Petition before the Supreme Court of India against this order, which was dismissed on March 7, 2024. The petition will proceed, without any interim protection, before the High Court of Delhi.

B. Significant Changes

On March 22, 2024, our board approved the composite scheme of amalgamation and arrangement between MMT India and redBus India, pursuant to which redBus India will merge with MMT India, subject to relevant approvals from National Company Law Tribunal and other regulatory authorities.

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

Our Constitution states that the objects of our holding company are to carry out any business or activity permitted under our holding company’s Global Business License, and to the extent permitted by law, our holding company may effect any business transaction and take any steps which it considers expedient to further the objects of our holding company.

We currently have two classes of shares outstanding, being ordinary shares and Class B Shares. Generally, Class B Shares have the same rights and preferences as the ordinary shares except as specifically set forth in the Terms of Issue. As of March 31, 2024, our stated capital was $2,034,195,749.59 comprising 70,114,575 ordinary shares and 39,667,911 Class B Shares with a par value of $0.0005 each.

The following are summaries of certain provisions of our Constitution, the Terms of Issue, and the Mauritius Companies Act insofar as they relate to the material terms of our ordinary shares and Class B Shares. The term “shareholders” as used in these summaries in relation to our holding company refers to persons whose names are entered into the share register of our holding company as the current holder of one or more shares of our holding company. These summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of our Constitution, the Terms of Issue, the Mauritius Companies Act and the Mauritius Securities Act.

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

Under our Constitution, a director of our holding company may not vote in respect of any contract or arrangement or any proposed contract or arrangement in which he has any interest, directly or indirectly.

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

Under the Terms of Issue of our Class B Shares, we are required to provide a written notice to Trip.com promptly following the end of each month in which voting securities have been issued pursuant to the relevant employee benefit plan, specifying the number of voting securities issued pursuant to such employee benefit plan during such month and the applicable market price in connection with each issuance during such month. In connection with any issuance of ordinary shares issued pursuant to an employee benefit plan, we have agreed with Trip.com that if the purchase by Trip.com of new Class B Shares in accordance with the Terms of Issue of our Class B Shares would in the good faith judgment of Trip.com be inconsistent with any applicable law, Trip.com shall be automatically entitled to defer its right to purchase such Class B Shares at a later date on which the purchase by Trip.com of the new Class B Shares would in the good faith judgment of Trip.com not be inconsistent with any applicable law. As at March 31, 2024, Trip.com has deferred its pre-emptive rights to subscribe for and purchase 6,027,224 additional Class B Shares, representing 5.49% of the total number of our outstanding ordinary shares and Class B Shares, as a result of the issuance of ordinary shares pursuant to the exercise or settlement of equity awards under our Share Incentive Plan between August 19, 2020 to March 31, 2024.

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

Differences in Corporate Law

We are incorporated under the laws of Mauritius. Set forth below is a summary of the significant differences between the provisions of the Mauritius laws applicable to us and the laws applicable to typical corporations incorporated in the state of Delaware and their shareholders. This discussion does not purport to be a complete or comprehensive statement of the rights of holders of our ordinary shares under applicable law in Mauritius and our Constitution or the rights of holders of the ordinary shares of a typical corporation under applicable Delaware law and a typical certificate of incorporation and bylaws.

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

Mergers and Similar Arrangements

Generally, under the Delaware General Corporation Law, completion of a merger, consolidation, dissolution, or the sale, lease, or exchange of substantially all of a corporation’s assets requires approval by the board of directors and by a majority (unless the certificate of incorporation requires a higher percentage) of outstanding stock of the corporation entitled to vote.

The Delaware General Corporation Law also requires a special vote of shareholders in connection with a business combination with an “interested shareholder” as defined in section 203 of the Delaware General Corporation Law.

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

Shareholders’ Suits

Under Delaware law, a shareholder may bring a derivative action on a company’s behalf to enforce the rights of a company. An individual also may commence a class action lawsuit on behalf of himself or herself and other similarly situated shareholders if the requirements for maintaining a class action lawsuit under Delaware law are met. An individual may institute and maintain a class action lawsuit only if such person was a shareholder at the time of the transaction that is the subject of the lawsuit or his or her shares thereafter devolved upon him or her by operation of law. In addition, the plaintiff must generally be a shareholder through the duration of the lawsuit.

Delaware law requires that a derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the lawsuit may be prosecuted, unless such demand would be futile.

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

Shareholder Meetings

Shareholders of a Delaware corporation generally do not have the right to call meetings of shareholders unless that right is granted in the certificate of incorporation or bylaws. Typical bylaws provide that annual meetings of shareholders are to be held on a date and at a time fixed by the board of directors.

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

Removal of Directors

A typical certificate of incorporation and bylaws of a Delaware corporation provide that, subject to the rights of holders of any preferred stock, directors may be removed at any time by the affirmative vote of the holders of at least a majority, or in some instances a supermajority, of the voting power of all of the then outstanding shares entitled to vote generally in the election of directors, voting together as a single class. A certificate of incorporation could also provide that such a right is only exercisable when a director is being removed for cause (removal of a director only for cause is the default rule in the case of a classified board). Under our Constitution, directors may be removed by ordinary resolution of our shareholders.

Transactions with Interested Shareholders

Section 203 of the Delaware General Corporation Law generally prohibits a Delaware corporation from engaging in specified corporate transactions (such as mergers, stock and asset sales, and loans) with an “interested shareholder” for three years following the time that the shareholder becomes an interested shareholder. Subject to specified exceptions, an “interested shareholder” is a person or group that owns 15% or more of the corporation’s outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement, or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% or more of the voting stock at any time within the previous three years.

A Delaware corporation may elect to “opt out” of, and not be governed by, Section 203 of the Delaware General Corporation Law through a provision in either its original certificate of incorporation, or an amendment to its original certificate or bylaws that was approved by majority shareholder vote. With a limited exception, this amendment would not become effective until 12 months following its adoption. There is no such statutory provision under Mauritius law restricting transactions between a company and its significant shareholders.

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

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. If a class vote on the amendment is required by the Delaware General Corporation Law a majority of the outstanding stock of such class is required, unless a greater proportion is specified in the certificate of incorporation or by other provisions of the Delaware General Corporation Law. Under the Delaware General Corporation Law, the board of directors may amend bylaws if so authorized in the charter. The shareholders of a Delaware corporation also have the power to amend bylaws.

As permitted by Mauritius law, our Constitution may only be amended by special resolution of our shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our Constitution on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares.

Issuance of Preferred Shares

Our Constitution allows for our holding company to issue preferred shares. Our Constitution provides that the directors of our holding company may offer, issue, grant options over or otherwise dispose of shares of our holding company to such persons, at such times and for such consideration and upon such terms and conditions as the board of directors of our holding company may in its absolute discretion determine (save that no shares shall be issued below the par value of the share) and that any share in our holding company may be issued with or have attached thereto such rights or restrictions whether in regard to dividend, voting, return of capital or otherwise as our holding company may determine or, if there has not been any such determination or so far as the same does not make specific provision, as the board of directors of our holding company may determine.

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

Anti-Takeover Provisions

Under the Delaware General Corporation Law, the certificate of incorporation of a corporation may give the board the right to issue new classes of preferred stock with voting, conversion, dividend distribution, and other rights to be determined by the board at the time of issuance, which could prevent a takeover attempt and thereby preclude shareholders from realizing a potential premium over the market value of their shares. In addition, Delaware law does not prohibit a corporation from adopting a stockholder rights plan, or “poison pill,” which could prevent a takeover attempt and preclude shareholders from realizing a potential premium over the market value of their shares.

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
•
The maximum number of Class B Shares that may be issued pursuant to the exercise of Trip.com’s pre-emptive rights as of March 31, 2024 is 11,674,789 assuming (i) no adjustment to the conversion rate for any 2028 Notes converted in connection with a make-whole fundamental change or any conversion rate adjustments (in each case, as described in the indenture relating to the 2028 Notes) (ii) all 2028 Notes are converted simultaneously immediately prior to maturity and (iii) there are no changes to our share capital after March 31, 2024 until such pre-emptive rights are exercised, other than issuance of our ordinary shares upon conversion of the entire aggregate principal amount of 2028 Notes. Such maximum number of Class B Shares includes Class B Shares issuable to Trip.com in connection with the exercise of its pre-emptive rights to subscribe for and purchase new Class B Shares (which Trip.com has deferred to a later date on which the purchase by Trip.com of the new Class B Shares would in the good faith judgment of Trip.com not be inconsistent with any applicable law) as a result of the issuance of ordinary shares pursuant to the assumed full conversion of the 2028 Notes as well as the exercise or settlement of equity awards under our Share Incentive Plan between August 19, 2020 to March 31, 2024.

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

India

India regulates ownership of Indian companies by foreigners. Foreign investment in securities issued by Indian companies and exchange controls are generally regulated by the Foreign Exchange Management Act, 1999, as amended, and the rules and regulations thereunder, or the FEMA. These regulations and restrictions may apply to acquisitions by us or our affiliates, including MMT India, redBus India and affiliates which are not resident in India, of shares in Indian companies or the provision of funding by us or any other entity to Indian companies within our group. For example, under the Government of India’s consolidated foreign direct investment policy, or the FDI policy, and the FEMA, additional requirements are applicable to foreign investments in India, including requirements with respect to downstream investments by Indian companies owned or controlled by foreign entities, and the transfer of ownership or control of Indian companies in sectors with caps on foreign investment from resident Indian persons or entities to foreigners, as well as such transactions between foreigners. These requirements include restrictions on pricing, valuation of shares and sources of funding for such investments and may in certain cases require prior notice to or approval from the Government of India. In addition, pursuant to amendments in April 2020 to the FDI policy and the FEMA rules, prior government approval will be required for any non-debt investment into India by non-resident entities from countries that share a land border with India or where the beneficial owner of such an investment is situated in or is a citizen of any such country, as well as for any transfer of any such proposed or existing non-debt investment, directly or indirectly, that would result in ownership by any such non-resident entity or beneficial owner. The list of land border countries includes Afghanistan, Bangladesh, Bhutan, the People’s Republic of China, Myanmar, Nepal and Pakistan. This approval requirement applies to investments in all sectors, including those that previously did not require such approval, such as travel and tourism. The term “beneficial owner” has not yet been defined for purposes of the FDI Policy and the FEMA. If we are deemed to be a non-resident entity or an entity with a beneficial owner restricted by these amendments, we will require prior government approval for investments in non-debt instruments in our direct and indirect Indian subsidiaries and group entities, including MMT India and redBus India, as well as for any such proposed investments or acquisitions by us or our affiliates, including MMT India, redBus India and affiliates which are not resident in India. Investments in our ordinary shares, including upon conversion of our Class B shares or our 2028 Notes, and our Class B shares would be deemed to be non-debt investments into our Indian subsidiaries, including MMT India and redBus India. Accordingly, under the current FDI Policy and the FEMA rules, any proposed holder of our ordinary shares or our Class B shares that is a non-resident entity from a country that shares a land border with India or where the beneficial owner of such an investment is situated in or is a citizen of any such country would need to have obtained prior government approval in India, and any holder or beneficial owner of our 2028 Notes that is a non-resident entity from a country that shares a land border with India or where the beneficial owner of such an investment is situated in or is a citizen of any such country will not be able to convert such notes into ordinary shares without such approval. Further, under the FEMA, we are restricted from lending to or borrowing from our Indian subsidiaries and our Indian subsidiaries are restricted from lending or borrowing in foreign currencies. We are also required to complete FEMA filings with respect to past investments in order to make further investments in India. Under the FEMA, the Reserve Bank of India has the power to impose monetary penalties up to three times the value of a FEMA contravention where quantifiable, and confiscate the shares at issue. In addition, the Government of India has made and may continue to make revisions to the FDI policy on e-commerce in India, including in relation to business model, inventory, pricing and permitted services. India’s Department of Promotion of Industry and Internal Trade, Ministry of Commerce and Industry invited comments on a draft National e-Commerce Policy in 2019, which addresses topics such as data and e-commerce regulation. The timing or impact of this policy, which remains in draft form, is not yet certain. Such changes may require us to make changes to our business in order to comply with Indian law.

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
E.
Taxation

Mauritius Tax Consequences

Our holding company holds a valid Global Business License issued by the Financial Services Commission in Mauritius. Our holding company holds a specific Tax Residence Certificate issued under the Convention between Government of Mauritius and the Government of Republic of India for the avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on income and Capital Gains and for the Encouragement Mutual Trade and Investment, valid until May 4, 2025, and a general Tax Residence Certificate for all jurisdictions, valid until May 8, 2025, from the Mauritius Revenue Authority, as per the guidelines prescribed by the Mauritius Revenue Authority. These certificates are required for the avoidance of double taxation under the Agreements for the Avoidance of Double Taxation signed between Mauritius and other jurisdictions, including India. These tax residence certificates are renewed annually.

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

The Mauritius Financial Services Commission has clarified through a circular dated January 17, 2022, that core income generating activities requirements will only apply to those holders or applicants for a global business licence wishing to benefit from the preferential tax regime. GBCs not claiming partial exemption are not required to meet the core income generating requirements. Accordingly, our holding company will need to meet these requirements in order to benefit from of the preferential tax regime.

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

Dispositions

Subject to the PFIC rules discussed below, you will recognize capital gain or loss on any sale, exchange or other taxable disposition of an ordinary share equal to the difference between the amount realized (in US dollars) for the ordinary share and your adjusted tax basis (in US dollars) in the ordinary share. If you are a non-corporate US Holder, including an individual US Holder, that has held the ordinary share for more than one year, such capital gain may be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any gain or loss that you recognize on a disposition of our ordinary shares will generally be treated as US source income or loss for foreign tax credit limitation purposes. US Holders are urged to consult their tax advisors regarding the tax consequences if a non-US tax is imposed on a disposition of our ordinary shares, including the availability of the foreign tax credit (and the application of recently-released related Treasury Regulations and temporary relief potentially available under applicable IRS Notices until further IRS guidance) under their particular circumstances.

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

J.
Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our business activities are exposed to a variety of market risks, including foreign currency risk and interest rate risk.

Foreign Currency Risk. We are exposed to movements in currency exchange rates to the extent that there is a mismatch between the currencies in which sales, purchase of services and borrowings are denominated (being our functional currency) and foreign currency. Our functional currencies are primarily Indian Rupees, US dollars and Emirati Dirhams.

Our exposure to foreign currency risk primarily arises in respect of our non-Indian Rupee-denominated trade and other receivables and trade and other payables, which were $44.0 million and $219.5 million, respectively, as of March 31, 2024.

Based on our operations in fiscal year 2024, a 10.0% appreciation of the US dollar against the Indian Rupee as of March 31, 2024, assuming all other variables remained constant, would have decreased our profit for fiscal year 2024 by $21.5 million. Similarly, a 10.0% depreciation of the US dollar against the Indian Rupee as of March 31, 2024, assuming all other variables remained constant, would have increased our profit for fiscal year 2024 by $21.5 million. A 10.0% appreciation of the Emirati Dirham against the Indian Rupee as of March 31, 2024, assuming all other variables remained constant, would have increased our profit for fiscal year 2024 by $4.0 million. Similarly, a 10.0% depreciation of the Emirati Dirham against the Indian Rupee as of March 31, 2024, assuming all other variables remained constant, would have decreased our profit for fiscal year 2024 by $4.0 million.

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

As required by SEC Rule 13a-15(b), we have carried out an evaluation, under the supervision and with the participation of our management, including our group chief executive officer and our group chief financial officer, of the effectiveness of the design and operation of disclosure controls and procedures as of the end of the period covered by this Annual Report. Based on their evaluation as of March 31, 2024, our group chief executive officer and group chief financial officer have concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that material information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the group chief executive officer and group chief financial officer, as appropriate to allow timely decisions about required disclosures.

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

Our management, including our group chief executive officer and our group chief financial officer, conducted an assessment of the effectiveness of internal control over financial reporting as of March 31, 2024, based on the framework established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations (COSO). Based on its evaluation, our management has concluded that our internal control over financial reporting was effective as of March 31, 2024.

We completed our majority equity investment in Savaari on December 1, 2023. As permitted by the guidelines established by the SEC, companies are allowed to exclude certain acquisitions from their assessment of internal control over financial reporting during the first year of an acquisition while integrating the acquired company. Accordingly, our management’s assessment of the effectiveness of our internal control over financial reporting as of March 31, 2024 excluded Savaari. Our consolidated financial statements as of March 31, 2024 reflect total assets of $9,423 thousands (of which $7,032 thousands represent intangible assets and goodwill that were included in the scope of our management’s assessment of the effectiveness of our internal control over financial reporting) and total revenues of $5,404 thousands associated with the acquired business included in the consolidated financial statements of the Company as of and for the year ended March 31, 2024. Our management will include Savaari in its evaluation of internal control over financial reporting at the conclusion of fiscal year 2025 (i.e. the year ending March 31, 2025). See “Item 4. Information on the Company — A. History and Development of the Company — Investments, Acquisitions and Disposals — Other Acquisitions” and notes 7(d) to the Consolidated Financial Statements for a discussion of the acquisitions.

Our independent registered public accounting firm, KPMG Assurance and Consulting Services LLP, has audited the consolidated financial statements included in this Annual Report on Form 20-F, and as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of March 31, 2024.

C. Attestation Report of the Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors

MakeMyTrip Limited:

Opinion on Internal Control Over Financial Reporting

We have audited MakeMyTrip Limited and subsidiaries’ (the Company) internal control over financial reporting as of March 31, 2024, based on criteria established in Internal Control—Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2024, based on criteria established in Internal Control—Integrated Framework: (2013) issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated statement of financial position of the Company as of March 31, 2024 and 2023, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2024, and the related notes (collectively, the consolidated financial statements) of the Company and our report dated July 02, 2024 expressed an unqualified opinion on those consolidated financial statements.

The Company acquired Savaari Car Rentals Private Limited during the year ended March 31, 2024, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of March 31, 2024, Savaari Car Rentals Private Limited’s internal control over financial reporting associated with total assets of $9,423 thousands (of which $7,032 thousands represents intangible assets and goodwill included within the scope of the assessment) and total revenues of $5,404 thousands included in the consolidated financial statements of the Company as of and for the year ended March 31, 2024. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Savaari Car Rentals Private Limited.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

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

July 02, 2024

D. Changes in Internal Control over Financial Reporting

During the period covered by this Annual Report on Form 20-F, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of May Yihong Wu and Aditya Tim Guleri and is chaired by Ms. Wu. Each of our audit committee members satisfies the independence requirements of Rule 5605(a)(2) of the Nasdaq Rules and the independence requirements of Rule 10A-3(b)(1) under the Exchange Act. Ms. Jane Jie Sun has been appointed as a non-voting observer of the Audit Committee with effect from May 15, 2024. See “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management” for the experience and qualifications of the members of the audit committee. Our board of directors has also determined that Ms. Wu qualifies as an audit committee financial expert within the meaning of the SEC rules.

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

KPMG Assurance and Consulting Services LLP has served as our independent registered public accountant for each of the years ended March 31, 2022, March 31, 2023 and March 31, 2024 for which audited statements appear in this Annual Report.

The following table shows the aggregate fees for services rendered by KPMG Assurance and Consulting Services LLP and their associated entities to us, including our subsidiaries, in fiscal years 2023 and 2024.

	Fiscal Year
	2023	2024
Audit Fees(1)	$621,156	$689,966
Audit-Related Fees(2)	—	—
Tax Fees(3)	81,357	181,580
All Other Fees(4)	—	—
Total	$702,513	$871,546

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table provides information about purchases by us during fiscal year 2024 of our outstanding ordinary shares:

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share(1)		(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(2)
Up to March 31, 2023	972,730		$14.48	972,730	$135,959,658
April 1, 2023 to April 30, 2023	Nil	$	Nil	Nil	$135,959,658
May 1, 2023 to May 31, 2023	Nil	$	Nil	Nil	$135,959,658
June 1, 2023 to June 30, 2023	Nil	$	Nil	Nil	$135,959,658
July 1, 2023 to July 31, 2023	Nil	$	Nil	Nil	$135,959,658
August 1, 2023 to August 31, 2023	Nil	$	Nil	Nil	$135,959,658
September 1, 2023 to September 30, 2023	Nil	$	Nil	Nil	$135,959,658
October 1, 2023 to October 31, 2023	Nil	$	Nil	Nil	$135,959,658
November 1, 2023 to November 30, 2023	Nil	$	Nil	Nil	$135,959,658
December 1, 2023 to December 31, 2023	Nil	$	Nil	Nil	$135,959,658
January 1, 2024 to January 31, 2024	Nil	$	Nil	Nil	$135,959,658
February 1, 2024 to February 29, 2024	Nil	$	Nil	Nil	$135,959,658
March 1, 2024 to March 31, 2024	Nil	$	Nil	Nil	$135,959,658
Total	972,730		14.48	972,730	$135,959,658

Notes:

(1)
The average price paid per share excludes broker and transaction fees.
(2)
Our share repurchase plan, pursuant to which we can repurchase our ordinary shares at any price determined by our board of directors from time to time, remains effective until March 31, 2026. Furthermore, our board of directors has authorized us to repurchase our 2028 Notes from time to time through open market purchases, privately negotiated transactions with individual holders or otherwise, in accordance with applicable securities laws (including Rule 14e-5 of the U.S. Securities Exchange Act of 1934). The aggregate amount of ordinary shares and aggregate amount of 2028 Notes that may be repurchased by the Company pursuant to this existing program shall not exceed $136.0 million and the aggregate amount of ordinary shares that may be repurchased by the Company shall not exceed $60.0 million during each fiscal year. The price and timing of any such repurchases will depend on prevailing market conditions, liquidity requirements, contractual restrictions and other factors as determined by our board of directors from time to time. There can be no assurance that we will execute any such repurchase pursuant to this existing program. We did not repurchase any ordinary shares in fiscal years 2022, 2023 and 2024. As of March 31, 2024, we had remaining authority to repurchase approximately $136.0 million of our outstanding ordinary shares, provided that the aggregate amount of ordinary shares and aggregate amount of 2028 Notes that may be repurchased by the Company pursuant to this existing program shall not exceed $136.0 million and the aggregate amount of ordinary shares that may be repurchased by the Company shall not exceed $60.0 million during each fiscal year.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy which governs the purchase, sale and other disposition of our securities by our directors, senior management and employees. We believe that our insider trading policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and the Nasdaq Rules applicable to us. A copy of our insider trading policy is filed as Exhibit 11.1 to this Annual Report.

ITEM 16K. CYBERSECURITY

We are committed to safeguarding data related to our customers, partners, and employees and have adopted processes and practices to assess, identify and manage cybersecurity risks.

Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information. Our cybersecurity risk management program includes a cybersecurity incident response plan.

Our cybersecurity risk management program is integrated into our overall risk management process and shares common methodologies, reporting channels and governance processes that apply across the risk management process to other legal, compliance, strategic, operational, and financial risk areas.

Our cybersecurity risk management program includes a cybersecurity defense system, a surveillance program on our corporate network and connections with any third-party service providers, ongoing evaluation of our security measures by internal and external resources, a cybersecurity incident response framework that includes procedures for responding to cybersecurity incidents and regular cybersecurity awareness training sessions for our employees.

Our cybersecurity team is responsible for monitoring our applications, platforms, and infrastructure, and identifying and responding to potential security issues, including emerging cybersecurity threats. We have implemented processes for assessing, identifying, and managing material risks from cybersecurity threats and monitoring the prevention, detection, mitigation, and remediation of material cybersecurity incidents. We also engage third parties, where appropriate, to assess, test or otherwise assist with aspects of our security controls, such as for penetration test services, on-site security maintenance services and cloud-based security services.

As of the date of this Annual Report, we have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition.

Governance

Our board of directors is responsible for overseeing management’s implementation of our cybersecurity risk management program, including the effectiveness of the process and measures adopted by our company to manage risks related to cybersecurity. Our cybersecurity disclosure committee, which comprises members of our information security, finance and legal departments, is responsible for updating our senior management, as necessary, regarding any material cybersecurity incidents, as well as any incidents with lesser impact potential. Our board of directors and our audit committee also receive periodic updates on our cybersecurity risk management program from our senior management and our cybersecurity team, including on material cybersecurity incidents, incident analyses and strategic recommendations.

Our management team is responsible for assessing and managing our material risks from cybersecurity threats, while our cybersecurity team is responsible for aligning our cybersecurity risk management program with our overall security strategy, monitoring potential cybersecurity risks and developing and implementing comprehensive risk prevention, detection, mitigation and remediation measures. Our cybersecurity team is led by our chief information security officer and overseen by our group chief technology officer. Our chief information security officer has over 20 years of experience in various technology roles. Our group chief technology officer holds a Master of Science in Computer Science from the University of Louisiana, specializing in secure software development and security by design, and has over 30 years of experience in technology and cybersecurity, having served in leadership positions at a number of large multinational companies. Our group chief technology officer and chief information security officer each have extensive experience in risk assessment, secure software development and incident management. Other members of our cybersecurity team have diverse expertise in areas such as threat intelligence, incident response and secure software development.

Our cybersecurity measures include:

•
Monitoring and reporting: We monitor our IT environment using advanced security tools that generate real-time alerts and detailed reports. These security tools include intrusion detection systems, security information and event management systems, and endpoint protection solutions.

•
Threat intelligence and external collaboration: We leverage threat intelligence from governmental, public, and private sources, as well as insights from external consultants, to monitor emerging threats. Such information is integrated into our security processes to enhance our detection and response capabilities.

•
Incident response and mitigation: Our incident response team handles security incidents through well-defined response procedures that include identification, containment, eradication, recovery and post-incident analysis. We conduct regular drills and simulations to assess our ability to adapt to various types of cyber incidents.

•
Layered defense and security initiatives: We employ a defense-in-depth strategy that includes multiple layers of security controls across our IT environment, including firewalls, antivirus software, multi-factor authentication and secure network segmentation, to mitigate against potential security threats. We also regularly update our security policies, implement ongoing training for our employees and invest in advanced security technologies.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements” for the financial statements filed as part of this Annual Report.

ITEM 18. FINANCIAL STATEMENTS

The following are attached to this Annual Report starting on page F-1:

•
Report of Independent Registered Public Accounting Firm.
•
Consolidated Statement of Financial Position as of March 31, 2023 and 2024.
•
Consolidated Statement of Profit or Loss and Other Comprehensive Income for the years ended March 31, 2022, 2023 and 2024.
•
Consolidated Statement of Changes in Equity for the years ended March 31, 2022, 2023 and 2024.
•
Consolidated Statement of Cash Flows for the years ended March 31, 2022, 2023 and 2024.
•
Notes to the Consolidated Financial Statements.

ITEM 19. EXHIBITS

The following are filed as exhibits hereto:

1.1

Constitution of MakeMyTrip Limited (Incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the Securities and Exchange Commission on July 26, 2010).

1.2

Terms of Issue of Class B Shares (Incorporated by reference to Exhibit B to Exhibit 99.1 of the proxy statement on Form 6-K (File No. 001-34837) as filed with the Securities and Exchange Commission on November 22, 2016).

2.1

Form of ordinary share certificate (Incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the Securities and Exchange Commission on July 26, 2010).

2.2

Investor Rights Agreement dated January 7, 2016 by and between MakeMyTrip Limited and Ctrip.com International, Ltd. (Incorporated by reference to Exhibit 99.1 to Form 6-K (File No. 001-34837) as filed with the Securities and Exchange Commission on January 25, 2016).

2.3

Amendment to the Investor Rights Agreement dated October 18, 2016 by and between MakeMyTrip Limited and Ctrip.com International, Ltd. (Incorporated by reference to Exhibit 99.3 to Form 6-K (File No. 001-34837) as filed with the Securities and Exchange Commission on October 19, 2016).

2.4

Amended and Restated Investor Rights Agreement dated April 26, 2019 by and between MakeMyTrip Limited and Ctrip.com International, Ltd. (Incorporated by reference to Exhibit 99.1 to Form 6-K (File No. 001-34837) as filed with the Securities and Exchange Commission on April 26, 2019).

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

2.6

Registration Rights Agreement dated May 2, 2017 by and among MakeMyTrip Limited and the 2017 Shareholders (Incorporated by reference to Exhibit 99.3 to Form 6-K (File No. 001-34837) as filed with the Securities and Exchange Commission on May 2, 2017).

4.1

MakeMyTrip 2010 Share Incentive Plan (Incorporated by reference to Exhibit 10.1.2 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the Securities and Exchange Commission on July 26, 2010).

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

4.11

Passenger Sales Agency Agreement dated August 30, 2002 by and between MMT India and each IATA member, represented by the Director General of IATA (Incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-1 (File No. 333-168315) as filed with the Securities and Exchange Commission on July 26, 2010).

4.12

Revolving Loan Facility dated August 18, 2020 by and between MakeMyTrip FZ LLC and Ctrip.com (Hong Kong) Limited (Incorporated by reference to Exhibit 99.1 to the Form 6-K (File No. 001-34837) as filed with the Securities and Exchange Commission on September 30, 2020).

4.13

Form of director and executive officer indemnification agreement (Incorporated by reference to Exhibit 4.42 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the Securities and Exchange Commission on July 18, 2017).

4.14

Indenture dated February 9, 2021 by and between MakeMyTrip Limited and The Bank of New York Mellon, as trustee, for the 0.00% Convertible Senior Notes due 2028 (Incorporated by reference to Exhibit 99.1 to the Form 6-K (File No. 001-34837) as filed with the Securities and Exchange Commission on February 9, 2021).

4.15	Form of 0.00% Convertible Senior Notes due 2028 (included in indenture filed as Exhibit 4.14).

4.16+

Lease Deed dated August 20, 2022 by and between M S Ramaiah Developers and Builders Private Limited and MMT India (Incorporated by reference to Exhibit 4.31 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the Securities and Exchange Commission on July 25, 2023).

4.17+

Lease Deed dated December 10, 2022 by and between DLF Cyber City Developers Limited and MMT India (Incorporated by reference to Exhibit 4.32 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the Securities and Exchange Commission on July 25, 2023).

4.18+

Addendum dated December 10, 2022 to the Lease Deed dated December 10, 2022 by and between DLF Cyber City Developers Limited and MMT India (Incorporated by reference to Exhibit 4.33 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the Securities and Exchange Commission on July 25, 2023).

4.19+

Lease Deed dated December 26, 2022 by and between DLF Cyber City Developers Limited and MMT India (Incorporated by reference to Exhibit 4.34 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the Securities and Exchange Commission on July 25, 2023).

4.20

Addendum dated December 26, 2022 to the Lease Deed dated December 26, 2022 by and between DLF Cyber City Developers Limited and MMT India (Incorporated by reference to Exhibit 4.35 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the Securities and Exchange Commission on July 25, 2023).

4.21*#+	Subscriber Agreement dated September 15, 2023 by and between MMT India and InterGlobe Technologies Quotient Private Limited.

8.1*	List of significant subsidiaries of MakeMyTrip Limited.

11.1*	Insider Trading Compliance Policy and Procedures.

12.1*	Certification by the Chief Executive Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification by the Chief Financial Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Independent Registered Public Accounting Firm.

97.1*	Policy for Recovery of Erroneously Awarded Compensation.

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents

104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)

Notes:

* Filed herewith

+ Certain annexures and schedules to this exhibit have been omitted pursuant to Regulation S-K Item 601(a)(5).

# Certain confidential portions (indicated by brackets and asterisks) have been omitted from this Exhibit pursuant to Regulation S-K Item 601(b)(10)(iv).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: July 02, 2024

MAKEMYTRIP LIMITED

By:	/s/ Rajesh Magow
Name:	Rajesh Magow
Title:	Group Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors

MakeMyTrip Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of MakeMyTrip Limited and subsidiaries (the "Company") as of March 31, 2024 and 2023, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of March 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated July 02, 2024 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Recoverability of deferred tax assets

As discussed in Note 20 to the consolidated financial statements, the Company has recognized deferred tax assets of USD 129,317 thousands as at March 31, 2024. Further, as discussed in Note 3(n) to the consolidated financial statements, the Company recognizes deferred tax assets for unused tax losses and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized.

We have identified the evaluation of the recoverability of deferred tax assets as a critical audit matter. Subjective auditor judgement was required to assess the adjusted margin growth rate and earnings before interest, tax, depreciation and amortization (EBITDA) margin assumptions used to forecast the future taxable profits due to the inherent uncertainty associated with the future outcome of operations underlying these assumptions.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of internal controls over the Company’s process for assessing the recoverability of deferred tax assets. This included controls related to the determination of the adjusted margin growth rate and EBITDA margin assumptions used to forecast future taxable profits. We performed a sensitivity analysis over the adjusted margin growth rate and EBITDA margin assumptions to evaluate the impact of changes on the recoverability of deferred tax assets. We compared the Company’s historical forecasted adjusted margin growth rate and the EBITDA margin with the actual results to assess the Company's ability to accurately forecast. We assessed the reasonableness of the inputs into the EBITDA margin assumption by comparing to historical experience. We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the reasonableness of management’s adjusted margin growth rate and EBITDA margin by comparing them with the industry trends.

We have served as the Company’s auditor since 2010.

/s/ KPMG Assurance and Consulting Services LLP

Bengaluru, Karnataka, India

July 02, 2024

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Amounts in USD thousands)

		As at March 31
	Note	2023	2024
Assets
Property, plant and equipment	18	25,380	25,895
Intangible assets and goodwill	19	628,974	613,386
Trade and other receivables	21	6,179	7,696
Investment in equity-accounted investees	8	2,070	2,022
Other investments	9	1,268	1,361
Term deposits	23	5,618	966
Non-current tax assets		18,373	22,071
Deferred tax assets, net	20	—	129,317
Other non-current assets	25	53	85
Total non-current assets		687,915	802,799
Inventories		25	218
Contract assets	10	—	253
Current tax assets		—	4,947
Trade and other receivables	21	68,847	91,950
Term deposits	23	197,056	279,722
Other current assets	24	121,964	153,123
Cash and cash equivalents	22	284,018	327,065
Total current assets		671,910	857,278
Total assets		1,359,825	1,660,077
Equity
Share capital	26	53	55
Share premium	26	2,057,362	2,161,217
Other components of equity	26	40,137	(29,899)
Accumulated deficit		(1,227,986)	(1,020,518)
Total equity attributable to owners of the Company		869,566	1,110,855
Non-controlling interests		6,490	5,563
Total equity		876,056	1,116,418
Liabilities
Loans and borrowings	28	15,650	216,818
Employee benefits	32	8,886	11,662
Contract liabilities	10	163	408
Deferred tax liabilities, net	20	822	4,754
Other non-current liabilities	30	4,590	12,443
Total non-current liabilities		30,111	246,085
Loans and borrowings	28	219,514	4,806
Trade and other payables	31	89,780	118,548
Contract liabilities	10	75,206	92,958
Other current liabilities	29	69,158	81,262
Total current liabilities		453,658	297,574
Total liabilities		483,769	543,659
Total equity and liabilities		1,359,825	1,660,077

See accompanying notes to consolidated financial statements

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(Amounts in USD thousands, except per share data)

		For the year ended March 31
	Note	2022	2023	2024
Revenue
Air ticketing		88,712	147,793	201,246
Hotels and packages		157,267	337,686	435,542
Bus ticketing		39,896	74,873	92,693
Other revenue	11	18,047	32,684	53,043
Total revenue		303,922	593,036	782,524
Other income	12	3,490	2,798	770
Service cost
Procurement cost of hotels and packages services		54,760	168,387	210,357
Other cost of providing services		3,990	9,180	4,732
Personnel expenses	13	116,924	131,968	147,587
Marketing and sales promotion expenses		51,033	101,601	123,304
Other operating expenses	14	81,575	133,698	204,833
Depreciation, amortization and impairment	15	29,496	27,396	27,267
Results from operating activities		(30,366)	23,604	65,214
Finance income	16	9,984	10,974	24,365
Finance costs	16	26,326	46,732	(3,307)
Net finance income (costs)		(16,342)	(35,758)	27,672
Share of profit of equity-accounted investees	8	34	10	52
Profit (loss) before tax		(46,674)	(12,144)	92,938
Income tax benefit	17	1,107	976	123,805
Profit (loss) for the year		(45,567)	(11,168)	216,743
Other comprehensive income (loss), net of tax
Items that will not be reclassified to profit or loss:
Remeasurement of defined benefit liability		(426)	468	(964)
Equity instruments at fair value through other comprehensive income (FVOCI) - net change in fair value		33,543	—	—
		33,117	468	(964)
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences on foreign operations		(18,943)	(48,879)	(9,862)
		(18,943)	(48,879)	(9,862)
Other comprehensive income (loss) for the year, net of tax		14,174	(48,411)	(10,826)
Total comprehensive income (loss) for the year		(31,393)	(59,579)	205,917
Profit (loss) attributable to:
Owners of the Company		(45,405)	(11,321)	216,801
Non-controlling interests		(162)	153	(58)
Profit (loss) for the year		(45,567)	(11,168)	216,743
Total comprehensive income (loss) attributable to:
Owners of the Company		(31,216)	(59,176)	206,059
Non-controlling interests		(177)	(403)	(142)
Total comprehensive income (loss) for the year		(31,393)	(59,579)	205,917
Earnings (loss) per share (in USD)
Basic	27	(0.42)	(0.10)	1.95
Diluted	27	(0.42)	(0.10)	1.74

See accompanying notes to consolidated financial statements

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Amounts in USD thousands)

	Attributable to owners of the Company
			Other components of equity
	Share Capital #	Share Premium #	Equity Component of Convertible Notes #	Fair Value Reserves #	Share Based Payment Reserve #	Foreign Currency Translation Reserve #	Accumulated Deficit	Total	Non- Controlling Interests	Total Equity
Balance as at April 1, 2021	53	2,021,197	31,122	480	138,668	(100,666)	(1,203,334)	887,520	3,667	891,187
Total comprehensive income (loss) for the year
Loss for the year	—	—	—	—	—	—	(45,405)	(45,405)	(162)	(45,567)
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	(18,921)	—	(18,921)	(22)	(18,943)
Equity instruments at FVOCI - net change in fair value (refer note 9)	—	—	—	33,543	—	—	—	33,543	—	33,543
Remeasurement of defined benefit liability	—	—	—	—	—	—	(433)	(433)	7	(426)
Total other comprehensive income (loss)	—	—	—	33,543	—	(18,921)	(433)	14,189	(15)	14,174
Total comprehensive income (loss) for the year	—	—	—	33,543	—	(18,921)	(45,838)	(31,216)	(177)	(31,393)
Transactions with owners of the Company
Contributions by owners
Share-based payment	—	—	—	—	36,645	—	—	36,645	—	36,645
Issue of ordinary shares on exercise of share based awards	*	13,466	—	—	(13,430)	—	—	36	—	36
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	(115)	—	115	—	—	—
Equity instruments at FVOCI - transfer to accumulated deficit (refer note 9)	—	—	—	(33,655)	—	—	33,655	—	—	—
Total contributions by owners	*	13,466	—	(33,655)	23,100	—	33,770	36,681	—	36,681
Changes in ownership interests
Acquisition of non-controlling interest without a change in control (refer note 7 (a))	—	—	—	—	—	(97)	1,246	1,149	(1,149)	—
Total changes in ownership interest in subsidiaries	—	—	—	—	—	(97)	1,246	1,149	(1,149)	—
Total transactions with owners of the Company	*	13,466	—	(33,655)	23,100	(97)	35,016	37,830	(1,149)	36,681

Balance as at March 31, 2022	53	2,034,663	31,122	368	161,768	(119,684)	(1,214,156)	894,134	2,341	896,475
*less than 1
# refer note 26

See accompanying notes to consolidated financial statements

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY- (Continued)

(Amounts in USD thousands)

	Attributable to owners of the Company
			Other components of equity
	Share Capital #	Share Premium #	Equity Component of Convertible Notes #	Fair Value Reserves #	Share Based Payment Reserve #	Foreign Currency Translation Reserve #	Accumulated Deficit	Total	Non- Controlling Interests	Total Equity
Balance as at April 1, 2022	53	2,034,663	31,122	368	161,768	(119,684)	(1,214,156)	894,134	2,341	896,475
Total comprehensive income (loss) for the year
Profit (loss) for the year	—	—	—	—	—	—	(11,321)	(11,321)	153	(11,168)
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	(48,322)	—	(48,322)	(557)	(48,879)
Remeasurement of defined benefit liability	—	—	—	—	—	—	467	467	1	468
Total other comprehensive income (loss)	—	—	—	—	—	(48,322)	467	(47,855)	(556)	(48,411)
Total comprehensive income (loss) for the year	—	—	—	—	—	(48,322)	(10,854)	(59,176)	(403)	(59,579)
Transactions with owners of the Company
Contributions by owners
Share-based payment	—	—	—	—	35,617	—	—	35,617	26	35,643
Issue of ordinary shares on exercise of share based awards	*	22,699	—	—	(20,499)	—	—	2,200	—	2,200
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	(50)	—	50	—	—	—
Total contributions by owners	*	22,699	—	—	15,068	—	50	37,817	26	37,843
Changes in ownership interests
Acquisition of non-controlling interest without a change in control (refer note 7 (a))	—	—	—	—	—	(218)	1,522	1,304	(1,304)	—
Acquisition of subsidiaries with non-controlling interest (refer note 7 (b) and 7 (c))	—	—	—	—	—	—	—	—	5,830	5,830
Recognition of financial liability for acquisition of non-controlling interest (refer note 7 (c))	—	—	—	—	—	—	(4,411)	(4,411)	—	(4,411)
Change in fair value of financial liability for acquisition of non-controlling interest (refer note 7 (c) and 34)	—	—	—	—	—	35	(137)	(102)	—	(102)
Total changes in ownership interest in subsidiaries	—	—	—	—	—	(183)	(3,026)	(3,209)	4,526	1,317
Total transactions with owners of the Company	*	22,699	—	—	15,068	(183)	(2,976)	34,608	4,552	39,160

Balance as at March 31, 2023	53	2,057,362	31,122	368	176,836	(168,189)	(1,227,986)	869,566	6,490	876,056
*less than 1
# refer note 26
See accompanying notes to consolidated financial statements

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY- (Continued)

(Amounts in USD thousands)

	Attributable to owners of the Company
			Other components of equity
	Share Capital #	Share Premium #	Equity Component of Convertible Notes #	Fair Value Reserves #	Share Based Payment Reserve #	Foreign Currency Translation Reserve #	Accumulated Deficit	Total	Non- Controlling Interests	Total Equity
Balance as at April 1, 2023	53	2,057,362	31,122	368	176,836	(168,189)	(1,227,986)	869,566	6,490	876,056
Total comprehensive income (loss) for the year
Profit (loss) for the year	—	—	—	—	—	—	216,801	216,801	(58)	216,743
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	(9,777)	—	(9,777)	(85)	(9,862)
Remeasurement of defined benefit liability	—	—	—	—	—	—	(965)	(965)	1	(964)
Total other comprehensive income (loss)	—	—	—	—	—	(9,777)	(965)	(10,742)	(84)	(10,826)
Total comprehensive income (loss) for the year	—	—	—	—	—	(9,777)	215,836	206,059	(142)	205,917
Transactions with owners of the Company
Contributions by owners
Share-based payment	—	—	—	—	37,962	—	—	37,962	27	37,989
Issue of ordinary shares on exercise of share based awards	2	103,855	—	—	(97,862)	—	—	5,995	—	5,995
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	(52)	—	52	—	—	—
Total contributions by owners	2	103,855	—	—	(59,952)	—	52	43,957	27	43,984
Changes in ownership interests
Acquisition of non-controlling interest without a change in control (refer note 7 (a))	—	—	—	—	—	(229)	(418)	(647)	(1,762)	(2,409)
Acquisition of subsidiaries with non-controlling interest (refer note 7 (d))	—	—	—	—	—	—	—	—	950	950
Recognition of financial liability for acquisition of non-controlling interest (refer note 7 (d))	—	—	—	—	—	—	(7,311)	(7,311)	—	(7,311)
Change in fair value of financial liability for acquisition of non-controlling interest (refer note 7 (c), 7 (d) and 34)	—	—	—	—	—	(78)	(691)	(769)	—	(769)
Total changes in ownership interest in subsidiaries	—	—	—	—	—	(307)	(8,420)	(8,727)	(812)	(9,539)
Total transactions with owners of the Company	2	103,855	—	—	(59,952)	(307)	(8,368)	35,230	(785)	34,445

Balance as at March 31, 2024	55	2,161,217	31,122	368	116,884	(178,273)	(1,020,518)	1,110,855	5,563	1,116,418
# refer note 26

.

See accompanying notes to consolidated financial statements

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts in USD thousands)

	For the year ended March 31
	2022	2023	2024
Cash flows from operating activities
Profit (loss) for the year	(45,567)	(11,168)	216,743
Adjustments for:
Depreciation	6,023	6,096	7,436
Amortization	23,335	21,150	19,809
Impairment of intangible assets	138	150	22
Impairment provision for non-financial assets	—	—	10,047
Intangible assets written off	17	—	982
Gain on discontinuation of equity accounted investments	(2,251)	(2,017)	—
Net gain on de-recognition of property, plant and equipment	(6)	(177)	(132)
Gain on lease modification	(417)	(100)	(12)
Net finance costs (income)	16,342	35,758	(27,672)
Share of profit of equity-accounted investees	(34)	(10)	(52)
Share based payment	36,645	35,643	36,963
Income tax benefit	(1,107)	(976)	(123,805)
	33,118	84,349	140,329
Changes in:
Inventories	29	(6)	(195)
Trade and other receivables and contract assets	(11,014)	(37,675)	(25,112)
Other assets	(28,820)	(51,035)	(42,455)
Trade and other payables and contract liabilities	26,535	42,675	42,524
Employee benefits	1,433	879	1,705
Other liabilities	(26,338)	(2,767)	18,608
Cash generated from (used in) operating activities	(5,057)	36,420	135,404
Income tax refunded (paid), net	11,258	(4,207)	(9,664)
Net cash generated from operating activities	6,201	32,213	125,740

Cash flows from investing activities
Interest received	7,389	8,184	21,935
Acquisition of property, plant and equipment	(3,099)	(7,489)	(5,904)
Acquisition of intangible assets	(9,812)	(9,412)	(6,920)
Proceeds from sale of property, plant and equipment	304	410	389
Redemption of term deposits	249,272	308,308	345,903
Investment in term deposits	(360,436)	(251,681)	(423,612)
Acquisition of subsidiary, net of cash acquired (refer note 7 (b), 7(c), 7(d))	—	(1,457)	(6,476)
Loan given to equity-accounted investee received back (refer note 37)	—	—	24
Proceeds from sale of other investment (refer note 9)	38,500	—	—
Proceeds from discontinuation of equity accounted investment (refer note 8 (a))	336	—	—
Acquisition of other securities measured at FVTPL	(58)	(87)	(11)
Income tax paid on term deposits	(203)	(148)	(918)
Net cash generated from (used in) investing activities	(77,807)	46,628	(75,590)

Cash flows from financing activities
Direct cost incurred/paid in relation to convertible notes	(554)	—	—
Acquisition of non-controlling interest (refer note 7(a))	(5,613)	(5,035)	(7,427)
Proceeds from issuance of shares on exercise of share based awards	36	2,200	5,995
Proceeds from bank loans (refer note 28)	1,169	2,168	2,114
Repayment of bank loans (refer note 28)	(479)	(749)	(1,009)
Payment of principal portion of lease liabilities (refer note 28)	(1,771)	(2,415)	(3,105)
Interest paid, including finance and other charges	(2,357)	(2,376)	(2,804)
Net cash used in financing activities	(9,569)	(6,207)	(6,236)
Net increase (decrease) in cash and cash equivalents	(81,175)	72,634	43,914
Cash and cash equivalents at beginning of the year	295,066	213,283	284,018
Effect of exchange rate fluctuations on cash held	(608)	(1,899)	(867)
Cash and cash equivalents at end of the year (refer note 22)	213,283	284,018	327,065

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

2)
BASIS OF ACCOUNTING

(a)
Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Accounting policies have been applied consistently to all periods presented in these financial statements, except as mentioned otherwise.

The consolidated financial statements were authorized for issue by the Company’s Board of Directors on July 02, 2024.

(b)
Basis of Measurement

The consolidated financial statements have been prepared on the historical cost and on an accrual basis, except for the following material items:

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
Use of Judgements and Estimates

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognised prospectively.

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

Note 10 – Revenue recognition: expected usage of loyalty program benefits: Under its customer loyalty programs, the Group allocates a portion of the consideration received to loyalty points that are redeemable against any future purchases of the Group’s services. This allocation is based on the relative standalone selling prices and considering breakages. Judgement is required to determine the standalone selling price for each distinct performance obligation.

Note 10 - Recognition of revenue on gross/net basis: Recognition of revenue from customers on gross/net basis requires judgement based on the underlying travel services provided.

Note 17 and 20 – Income taxes: Significant management judgement is required to determine the amount of deferred tax assets that can be recognised, based upon the likely timing and the level of future taxable profits, together with future tax planning strategies. Further, the Group takes into account the impact of uncertain tax positions in determining the amount of current and deferred tax. This assessment involves a series of judgements about future events.

Note 19 – Determination of Cash Generating Unit (CGU): For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Judgement is involved in determining the CGU/grouping of CGUs for allocation of the goodwill and other assets.

Note 19 – Technology related development cost: The Group capitalizes technology related development costs. Initial capitalization of costs is based on management’s judgement that technological and economic feasibility is confirmed.

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

ii)
Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties as at March 31, 2024 that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities in the next financial year is included in the following notes:

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

Note 17 and 20 – Deferred taxes: In assessing the realizability of deferred tax assets, management considers availability of future taxable profits against which deductible temporary differences and tax losses carried forward can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Note 18 - Useful life and residual value of tangible assets: The useful lives and residual value of Group's tangible assets are determined by management at the time the asset is acquired based on historical experience, industry practice, technological developments and other factors. However, economic conditions are unpredictable and they may significantly impact the useful lives.

Note 19 - Useful life of intangible assets: The useful lives of Group's intangible assets are determined by management at the time the asset is acquired based on historical experience, after considering market conditions, industry practice, technological developments, obsolescence and other factors. However, changes in economic conditions of the markets, competition and technology, among others, are unpredictable and they may significantly impact the useful lives.

Note 19 – Impairment test of intangible assets and goodwill: key assumptions underlying recoverable amounts, including the recoverability of development costs: In calculating the value in use for the purpose of impairment, the Group is required to make significant judgements, estimates and assumptions inter-alia concerning the growth in earnings before interest, taxes, depreciation and amortisation (‘EBITDA’) margins, long-term growth rates, terminal growth, adjusted margin growth rate and discount rates to reflect the risks involved.

Note 24 – Impairment and Recoverability of Advances to suppliers: In calculating the recoverability of the advances to suppliers, the Group is required to make significant judgements, estimates and assumptions inter-alia concerning the continuous operations of our suppliers, security of the advances and utilization in the future period to reflect the risks involved.

Note 32 – Measurement of defined benefit obligations: key actuarial assumptions: The cost of the defined benefit plans and compensated absences along with the present value of the defined benefit obligations are based on actuarial valuation. These include the determination of the discount rate, future salary increases, withdrawal rates and mortality rates. The actuarial assumptions used by the Company may differ materially from actual results in future periods due to changing market and economic conditions, regulatory events, judicial rulings, higher or lower withdrawal rates, or longer or shorter participant life spans.

Note 33 - Share based payments: The share-based compensation expense is determined based on the Company’s estimate of equity instruments that will eventually vest.

Note 34 – Measurement of Expected Credit Loss (“ECL”) allowance for trade receivables and contract assets: The Group has considered current and anticipated future economic conditions relating to the countries where it operates. In calculating expected credit loss, the Group has also considered other related credit information for its customers to estimate the probability of default and delay in future. Moreover, trade receivables are provided and written off on a case-to-case basis if deemed not to be collectible on the assessment of the underlying facts and circumstances.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

(e)
Current/non-current classification

All assets and liabilities are classified into current and non-current.

Assets

An asset is classified as current when it satisfies any of the following criteria:

a)
it is expected to be realised in, or is intended for sale or consumption in, the company’s normal operating cycle;
b)
it is held primarily for the purpose of being traded;
c)
it is expected to be realised within 12 months after the reporting date; or
d)
it is cash or cash equivalent unless it is restricted from being exchanged or used to settle a liability for at least 12 months after the reporting date.

Current assets include the current portion of non-current assets.

All other assets are classified as non-current.

Liabilities

A liability is classified as current when it satisfies any of the following criteria:

a)
it is expected to be settled in the company’s normal operating cycle;
b)
it is held primarily for the purpose of being traded;
c)
it is due to be settled within 12 months after the reporting date; or
d)
the company does not have an unconditional right to defer settlement of the liability for at least 12 months after the reporting date. Terms of a liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

Current liabilities include current portion of non-current liabilities.

All other liabilities are classified as non-current.

Operating cycle

Operating cycle is the time between the acquisition of assets for processing/servicing, and their realisation in cash or cash equivalents.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

3)
MATERIAL ACCOUNTING POLICIES

The accounting policies have been applied consistently to all periods presented in these consolidated financial statements, except as mentioned otherwise.

The Group has applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or after April 1, 2023 (unless otherwise stated). The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Changes in material accounting policies

Deferred tax related to assets and liabilities arising from a single transaction

The Group has adopted deferred tax related to assets and liabilities arising from a Single Transaction (Amendments to IAS 12) from April 1, 2023. The amendments narrows the scope of the initial recognition exemption to exclude transactions that give rise to equal and offsetting temporary differences – e.g. leases. For leases an entity is required to recognise the associated deferred tax assets and liabilities from the beginning of the earliest comparative period presented with any cumulative effect recognised as an adjustment to retained earnings or other components of equity at that date. For other transactions, an entity shall apply the amendments to transactions that occur on or after the beginning of the earliest period presented.

The Group previously accounted for the deferred tax on leases by applying the integrally linked approach resulting in a similar outcome as under the amendments, except that the deferred tax asset or liability was recognised on a net basis. Following the amendments, the Group has recognised a separate deferred tax asset in relation to its lease liabilities and a deferred tax liability in relation to its rights-of-use assets. There was no impact on the opening retained earnings as at April 1, 2022 as a result of the change. There was no impact on the statement of financial position because the balances qualify for offset under IAS 12. The key impact for the Group relates to disclosure of the deferred tax assets and liabilities recognised.

Amendments to IAS 8, Accounting policies, changes in accounting estimates and errors

The amendments to IAS 8 clarify the distinction between changes in accounting estimates, changes in accounting policies and the correction of errors. They also clarify how entities use measurement techniques and inputs to develop accounting estimates. The amendments had no impact on the Group’s consolidated financial statements.

Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2

The Group adopted Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2) from April 1, 2023. The amendment requires the disclosure of ‘material’ rather than ‘significant’ accounting policies.

The amendments also provide guidance on the application of materiality to disclosure of accounting policies, assisting entities to provide useful, entity-specific accounting policy information that users need to understand other information in the financial statements.

The amendments had an impact on the Group’s disclosures of accounting policies, but not on the measurement, recognition or presentation of any items in the Group’s financial statements. Although the amendments did not result in any changes to the accounting policies themselves, they impacted the accounting policy information disclosed in the below section. Management has reviewed the accounting policies and made updates to the information disclosed in below material accounting policies (March 31, 2023: Significant accounting policies) in certain instances in line with the amendments.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

(a)
Basis of Consolidation
i)
Subsidiaries

The Group consolidates entities which Parent Company controls. Control exists when the parent has power over the entity, is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Entities are consolidated from the date on which control commences until the date on which control ceases.

ii)
Investment in Equity- Accounted Investees

Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. A joint venture is an arrangement in which the Group has joint control, whereby the Group has rights to the net assets of the arrangement, rather than rights to its assets and obligation of its liabilities.

Interests in associates and joint venture are accounted for using the equity method. Under the equity method of accounting, the investments are initially recognised at cost which includes transaction costs and adjusted thereafter to recognise the Group’s share of the post-acquisition profits or losses of the investee in profit or loss, and the Group’s share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates are recognised as a reduction in the carrying amount of the investment. Where the Group’s share of losses in an equity-accounted investment equals or exceeds its interest in the entity, including any other unsecured long-term receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the other entity. Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in these entities. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

The consolidated financial statements include the Group’s share of the profit or loss and other comprehensive income of equity-accounted investees, other adjustments to align the accounting policies with those of the Group, from the date on which significant influence or joint control commences until the date on which significant influence or joint control ceases.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

iv)
Transactions Eliminated on Consolidation

Intra-group balances and transactions, and any unrealized income and expenses (except foreign currency transaction gains or losses) arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(b)
Business Combinations

The Group accounts for business combinations using the acquisition method as at the acquisition date when the acquired set of activities and assets meets the definition of a business and control is transferred to the Group. In determining whether a particular set of activities and assets is a business, the Group assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs. The Group has an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

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

Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognised for non-controlling interests and any previous interest held over the net identifiable assets acquired and liabilities assumed). If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognised at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognised in profit or loss.

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

(c)
Foreign Currency
i)
Foreign Currency Transactions

Transactions in foreign currencies are translated into the respective functional currencies of the Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency at the exchange rate at the reporting date. Non-monetary assets that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Foreign currency differences arising on translation are presented with finance costs in profit or loss, except for the differences on investment in equity securities designated at FVOCI wherein any exchange component of gain or loss is recognized in Other Comprehensive Income (OCI) (except on impairment, in which case foreign currency differences that have been recognised in OCI are reclassified to profit or loss). Non-monetary items that are measured based on historical cost in a foreign currency are not translated.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

ii)
Foreign Operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustment arising on acquisition, are translated to USD at the exchange rates at the reporting date. The income and expenses of foreign operations are translated to USD at an average exchange rates applicable during the period.

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

A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus or minus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

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

On initial recognition of an equity investment, which meets the definition of equity under IAS 32 Financial Instruments: Presentation and not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in Other Comprehensive Income (OCI). This election is made on an investment-by-investment basis.

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

Financial assets – Subsequent measurement and gains and losses

Financial assets at amortised cost

These assets are subsequently measured at amortised cost using the effective interest method. The gross carrying amount is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognised in profit or loss. Any gain or loss on derecognition is recognised in profit or loss.

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

Where the Group has written put option over non-controlling interest, a put option liability is recorded as financial liability. The Group considers whether the ownership risks and rewards of the shares relating to the put option remains with non-controlling interest or is transferred to the Group. At the time of initial recognition, equity is debited in case ownership risks and rewards of the shares relating to put option remains with the non-controlling interest. However, where the ownership risks and rewards of the shares relating to put option have been transferred to the Group, non-controlling interest is adjusted up to the balance of financial liability and differential is debited to equity. The Group has opted to carry the put option liability at fair value. Subsequent to initial recognition, the Group has chosen an accounting policy to recognise changes in the carrying amount of the put option liability within equity.

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

Derivative financial instruments

The Company has written a put option to promoter of associate for acquisition of additional shares at a future date. On initial recognition, a liability is created in respect of acquisition of these additional shares and is measured at fair value with corresponding debit to investment in associate. Subsequent to initial recognition, derivatives are remeasured at fair value, and changes therein are recognised in profit and loss.

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

v)
Share Capital

Ordinary shares

Ordinary shares are classified as equity with par value of $0.0005 per share. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity net of any tax effects.

Income tax relating to transaction costs of an equity transaction is accounted for in accordance with IAS 12.

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

vi)
Compound financial instruments

Compound financial instruments issued by the Group comprise convertible notes denominated in USD that can be converted to ordinary shares at the option of the holder at any point of time till the date of mandatory conversion. The number of shares to be issued is fixed and is subject to certain adjustments in connection with a make-whole fundamental change or any conversion rate adjustments (in each case, as described in the indenture relating to the convertible notes) and does not vary with changes in fair value. The liability component of compound financial instruments is initially recognised at the fair value of a similar liability that does not have an equity conversion option. The equity component is initially recognised at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortised cost using the effective interest method. The equity component of a compound financial instrument is not remeasured. Interest related to the financial liability is recognised in profit or loss. In case of any change in estimate related to expectations or timing of the repayment, new carrying amount of liability component is recalculated based on re-estimated cash flows discounted at the original effective rate and any difference in the carrying amounts is recognised in profit or loss.

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

ii)
Subsequent Costs

Subsequent expenditure is recognized as an increase in the carrying amount of the asset when it is probable that future economic benefits deriving from the cost incurred will flow to the entity and the cost of the item can be reliably determined. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

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

The estimated useful lives of assets for the current and comparable period are as follows:

•	Computers	3-6 years
•	Furniture and fixtures	5-6 years
•	Office equipment	1-7 years
•	Motor vehicles	3-7 years
•	Building	20 years

Leasehold improvements are depreciated over the lease term or useful lives of the leasehold improvements, whichever is shorter.

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted as appropriate.

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

Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized include the employee costs and overhead costs that are directly attributable to preparing the asset for its intended use, and capitalized borrowing cost.

iii)
Other Intangible Assets

Other intangible assets mainly comprise intangible assets including customer relationship, brand/trade mark and non-compete acquired in a business combination and software that are acquired by the Group

Software has finite useful lives and is measured at cost less accumulated amortization and accumulated impairment losses. Cost includes any directly attributable expenses necessary to make the assets ready for use.

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

v)
Amortization

Amortization of intangible assets, other than goodwill, is calculated over the cost of the intangible assets, or other amount substituted for cost, less its residual value.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

The estimated useful lives for the current and comparative period are as follows:

•	Technology related development costs	2 - 5 years
•	Software	3 - 5 years
•	Customer – related intangible assets (Customer Relationship)	7-10 years
•	Contract – related intangible assets (Non-Compete)	5-6 years
•	Marketing – related intangible assets (Brand / Trade Mark)	7-10 years
•	Others	5 years

Amortization methods, useful lives and residual values are reviewed at each reporting date and adjusted as appropriate.

(g)
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

The Group considers a financial asset to be in default when:

•
the debtor is unlikely to pay its credit obligations to the Group in full, without recourse by the Group to actions such as realising security (if any is held); or
•
the financial asset is more than 90 days past due.

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

ii)
Non-financial assets

The carrying amounts of the Group’s non-financial assets, primarily property, plant and equipment, technology related development cost, advances to suppliers and other intangible assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested annually for impairment.

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

(h)
Employee Benefits
i)
Defined contribution plans

Obligations for contributions to defined contribution plans are recognized as personnel expense in profit and loss in the periods during which services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

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

A provision for onerous contracts is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract, which is determined based on incremental costs of fulfilling the obligation under the contract and an allocation of other costs directly related to fulfilling the contract.

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

Income from sale of airline tickets, hotel reservations, bus ticketing and rail ticketing is recorded on net basis (i.e., the amount billed to a traveler less amount paid to a supplier), as the supplier is primarily responsible for providing the underlying travel services and the Group does not control the service provided by the supplier to the traveler.

Income from hotels and packages also includes amounts received from hotel suppliers against online promotions of hotels brands on the Company’s platforms.

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

Income from sale of rail tickets, including convenience fees earned from the traveler is recognized on a net basis as an agent on the date of booking as the performance obligation is satisfied by the Group on the date of booking by the traveler.

The Group provides loyalty programs under which participating customers earn loyalty points on current transactions that can be redeemed for future qualifying transactions. Under its customer loyalty programs, the Group allocates a portion of the consideration received to loyalty points that are redeemable against any future purchases of the Group’s services. This allocation is based on the relative stand-alone selling prices and considering breakages. The amount allocated to the loyalty program is deferred, and is recognised as revenue when loyalty points are redeemed or expire, whichever is earlier. Revenue is recognized net of cancellations, refunds, discounts, incentives and taxes. However, when the discount and other incentives offered to the traveler are higher than the income earned from the customers, the excess (i.e., the discount/incentive given to a traveler less income earned from the customers) on an individual transaction basis is classified under marketing and sales promotion expenses.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

In the event of cancellation of airline tickets, revenue recognized in respect of commissions earned by the Company on such tickets is reversed and is netted off from the revenue earned during the fiscal period at the time the cancellation is made by the customers. Cancellations, if any, do not impact revenue recognition since revenue is recognized upon the availment of services by the customer in these services.

(k)
Marketing and Sales Promotion Costs

Marketing and sales promotion costs comprise of internet, television, radio and print media advertisement costs as well as event driven promotion cost for Group’s products and services. These costs include online video and display advertising on websites, television, print formats, search engine marketing, referrals from meta search and travel research websites and any other media cost such as public relations and sponsorships. Additionally, the Group also incurs customer inducement costs for acquiring customers and promoting transactions across various booking platforms such as upfront cash incentives and select loyalty programs cost. Such customer inducement/acquisition costs for acquiring customers and promoting transactions across various booking platforms are recorded as a reduction/deferral of revenue. In addition, when the discount and other incentives offered to the traveler are higher than the income earned from the customers, the excess (i.e., the discount/incentive given to a traveler less income earned from the customers) on an individual transaction basis is classified under marketing and sales promotion expenses.

(l)
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

Further, where a lease contract is modified and the lease modification is not accounted for as a separate lease, the lease liability is remeasured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification. Where the scope of the lease is decreased, corresponding impact is made on the carrying amount of the related right-of-use asset to reflect the partial or full termination of the lease for lease modifications and gain or loss relating to the partial or full termination of the lease recognised in statement of profit or loss. Where the scope of the lease is not decreased, corresponding adjustment is made to the related right-of-use asset with no impact on statement of profit or loss.

The Group presents right-of-use assets that do not meet the definition of investment property in ‘property, plant and equipment’ and ‘lease liabilities’ in loans and borrowings in the statement of financial position.

(m)
Finance Income and Costs

Finance income comprises interest income on funds invested, foreign currency gains (net) and change in financial asset.

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

(n)
Income Taxes

Income tax expense comprises current and deferred tax. Current and deferred tax is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or other comprehensive income, in which case it is recognized in equity or in other comprehensive income.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and at the time of transaction affects neither accounting nor taxable profit or loss and does not give rise to equal taxable and deductible temporary differences , arising on the initial recognition of the goodwill and differences relating to investments in subsidiaries, associates to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

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

(o)
Earnings (Loss) Per Share

The Group presents basic and diluted earnings (loss) per share (EPS) data for its ordinary shares (including Class B shares). Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders (including Class B shareholders) of the Company by the weighted average number of ordinary shares (including Class B shares) outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders (including Class B shareholders) and the weighted average number of ordinary shares (including Class B shares) outstanding after adjusting for the effects of all potential dilutive ordinary shares (including Class B shares and convertible notes).

(p)
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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Revenue directly attributable to the segments is considered segment revenue. Income from tours and packages is measured on a gross basis and any commission earned on hotel reservations booked is recognized on a net basis as an agent on the date of check in.Segment revenue of air ticketing segment is measured on a net basis. Segment revenue of bus ticketing segment is measured on a net basis as an agent on the date of journey. For the purposes of the CODM review, Adjusted Margin, the measure of segment profitability (which includes adding back certain promotion expenses reported as a reduction of revenue) as reduced by service cost is a key operating metric, which is sufficient to assess performance and make resource allocation decisions.

Service cost includes cost of airline tickets, amounts paid to hotels and other service providers and other cost of providing services. Operating expenses other than service cost have not been allocated to the operating segments and are treated as unallocated/common expenses.

Segment capital expenditure does not include cost incurred during the period to acquire property, plant and equipment, goodwill and intangible assets as they cannot be allocated to segments and is not reviewed by the CODM.

Assets and liabilities are used interchangeably between segments and these have not been allocated to the reportable segments, as these are not reviewed by the CODM.

(q)
Cash and Cash Equivalents

Cash and cash equivalents comprise cash at bank and on hand and short-term deposits with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value, and funds in transit.

(r)
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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

(s)
New Accounting Standards Issued But Not Yet Adopted

Amendment to IAS 1

On January 23, 2020, the International Accounting Standards Board (IASB) has issued “Classification of liabilities as Current or Non-Current (Amendments to IAS 1)” providing a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangement in place at the reporting date. The amendments aim to promote consistency in applying the requirements by helping companies to determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments also clarified the classification requirements for debt a company might settle by converting it into equity. The effective date for adoption of these amendments is annual periods beginning on or after January 1, 2024 and are to be applied retrospectively, although early adoption is permitted. These amendments are applicable to the Group for annual reporting periods beginning on April 1, 2024. The Group has evaluated these amendments and there will be no impact on its financial statements.

Amendment to IAS 21

On August 15, 2023, IASB has issued amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates, Lack of Exchangeability that will require companies to provide more useful information in their financial statements when a currency cannot be exchanged into another currency. These amendments specify when a currency is exchangeable into another currency and when it is not and specify how an entity determines the exchange rate to apply when a currency is not exchangeable. The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2025, although early adoption is permitted. These amendments are applicable to the Group for annual reporting periods beginning on April 1, 2025. The Group is currently evaluating the impact of amendments to IAS 21 on its financial statements.

IFRS 18 – Presentation and Disclosures in Financial Statements

In April 2024, the IASB issued its new standard IFRS 18 – Presentation and Disclosures in Financial Statements that will replace IAS 1 – Presentation of Financial Statements. The new standard aims at improving how entities communicate in their financial statements. The effective date for adoption of this standard is annual periods beginning on or after January 1, 2027, although early adoption is permitted. This standard is applicable to the Group for annual reporting periods beginning on April 1, 2027. The Group is currently evaluating the impact of IFRS 18 on its financial statements.

Amendment to IFRS 9 and IFRS 7

On May 30, 2024, IASB has issued below amendments to the classification and measurement requirements in IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures. This amendment provide clarification on derecognition of a financial liability settled through electronic transfer, classification of financial assets and disclosure requirements w.r.t. investments in equity instruments designed at fair value through other comprehensive income. The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2026, although early adoption is permitted. These amendments are applicable to the Group for annual reporting periods beginning on April 1, 2026. The Group is currently evaluating the impact of amendments to IFRS 9 and IFRS 7 on its financial statements.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

4)
DETERMINATION OF FAIR VALUES

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or, in its absence, the most advantageous market to which the Group has access at that date.

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

The Group has an established control framework with respect to the measurement of fair values. This includes a finance team that has overall responsibility for overseeing all significant fair value measurements with the help of external independent valuers, including level 3 fair values, and reports directly to the Group Chief Financial Officer.

The finance team regularly reviews significant unobservable inputs and valuation adjustments.

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

If the inputs used to measure the fair value of an asset or a liability falls into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Group recognises transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

The assumptions made in measuring fair values are given below. When applicable, further information about the assumptions made in measuring fair values is disclosed in the notes specific to that asset or liability.

a)
Property, Plant and Equipment

The fair value of items of property, plant and equipment acquired in business combination is based on the cost approaches using the quoted market prices for similar items when available or depreciated replacement cost when appropriate. Depreciated replacement cost reflects adjustments for physical deterioration as well as functional and economic obsolescence.

b)
Intangible Assets

The fair value of trade mark and brand acquired in business combinations is based on the discounted estimated royalty payments that are expected to be avoided as a result of the trade mark/brand being owned. The fair value of customer relationships acquired in a business combination is determined using the multi-period excess earnings method, whereby the subject asset is valued after deducting a fair return on all other assets that are part of creating the related cash flows. The fair value of non-compete agreements acquired in a business combination is determined using the comparative income differential method. The fair value of technology acquired in business combinations is determined using the replacement cost method and/or relief from royalty method.

c)
Non Derivative Financial Liabilities

Fair values are calculated based on the present value of the expected future payments, discounted using a risk-adjusted discount rate and Monte Carlo simulation valuation model.

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

Credit Risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligation. The Group’s exposure to credit risk is limited, as its customer base consists of a large number of customers and the majority of its collections from customers are made on an upfront basis at the time of consummation of the transaction. There is limited credit risk on sales made to corporate customers, commission receivable from bus operators, incentives due from the airlines and its Global Distribution System (GDS) providers. Trade receivables are usually due within 30-90 days from the date of invoicing. The Group has not experienced any significant default in recovery from such customers and counterparties. Trade receivables have been valued after making provision for allowances based on factors like ageing, historical pattern of credit loss, expected realizability and nature of customers. The objective behind credit risk management is to reduce the Group’s losses which could follow from customers’ insolvency.

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

a)
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

b)
Interest Rate Risk

The Group does not have any variable rate interest bearing financial instruments, hence there is no interest rate risk.

6)
OPERATING SEGMENTS

The Group has three reportable segments, as described below, which are the Group’s Lines of Business (LoBs). The LoBs offer different products and services, and are managed separately because the nature of products and services, and methods used to distribute the services are different. For each of these LoBs, the Group’s executive officers comprising of Group Executive Chairman (till March 31, 2022), Group Chief Executive Officer and Group Chief Financial Officer review internal management reports and are construed to be the Chief Operating Decision Maker (CODM). LoBs assets, liabilities and expenses (other than service cost) are reviewed on an entity-wide basis by the CODM, and hence are not allocated to these LoBs. Adjusted Margin from each LoB is reported and reviewed by the CODM on a monthly basis.

The following summary describes the operations in each of the Group’s reportable segments:

1. Air ticketing: Primarily through internet based platforms, provides the facility to book domestic and international air tickets.

2. Hotels and packages: Through internet based platforms, call-centers and franchise stores, provides holiday packages and hotel reservations. The revenue related to airline tickets and other services issued as a component of Company developed tours and packages has been assigned to the hotels and packages segment and is recorded on a gross basis.

3. Bus ticketing: Primarily through internet based platforms, provides the facility to book domestic and international bus tickets.

Other operations of the Group primarily include income from facilitating access to its internet based platforms to travel insurance companies and other agents, advertisement income from hosting advertisements on its internet websites, fees for technical services from vendors, brand alliance fees, income from sale of rail tickets, car bookings, arranging foreign currency and other travel related ancillary services. These aforesaid operations do not meet any of the quantitative thresholds to be a reportable segment for any of the periods presented in these consolidated financial statements.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Information about reportable segments:

	For the year ended March 31
	Reportable segments
	Air ticketing			Hotels and packages			Bus ticketing			All other segments			Total
Particulars	2022	2023	2024	2022	2023	2024	2022	2023	2024	2022	2023	2024	2022	2023	2024
Consolidated revenue	88,712	147,793	201,246	157,267	337,686	435,542	39,896	74,873	92,693	18,047	32,684	53,043	303,922	593,036	782,524
Add: Customer inducement costs recorded as a reduction of revenue*	67,090	135,338	116,423	41,545	90,487	123,695	1,814	8,025	9,432	798	1,902	440	111,247	235,752	249,990
Less: Service cost	311	3,078	—	54,760	168,387	210,357	3,397	5,596	—	282	506	4,732	58,750	177,567	215,089
Adjusted Margin	155,491	280,053	317,669	144,052	259,786	348,880	38,313	77,302	102,125	18,563	34,080	48,751	356,419	651,221	817,425
Other income													3,490	2,798	770
Personnel expenses													(116,924)	(131,968)	(147,587)
Marketing and sales promotion expenses													(51,033)	(101,601)	(123,304)
Customer inducement costs recorded as a reduction of revenue*													(111,247)	(235,752)	(249,990)
Other operating expenses													(81,575)	(133,698)	(204,833)
Depreciation, amortization and impairment													(29,496)	(27,396)	(27,267)
Finance income													9,984	10,974	24,365
Finance costs													(26,326)	(46,732)	3,307
Share of profit of equity-accounted investees													34	10	52
Profit (loss) before tax													(46,674)	(12,144)	92,938

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Geographical Information:

In presenting the geographical information, revenue is based on the geographical location of customers and assets are based on the geographical location of the assets.

	Revenue			Non-Current Assets*
	For the year ended March 31			As at March 31
Particulars	2022	2023	2024	2023	2024
India	298,245	564,284	739,652	663,857	656,154
United States	69	195	324	299	221
South East Asia	2,221	11,201	14,210	4,503	4,325
Europe	18	1,337	3,374	—	—
Others	3,369	16,019	24,964	4,121	737
Total	303,922	593,036	782,524	672,780	661,437

* Non-current assets presented above represent property, plant and equipment, intangible assets and goodwill, non-current tax assets and other non-current assets (excluding financial assets).

Major Customers:

Considering the nature of business, customers normally include individuals. Further, none of the corporate and other customers account for more than 10% or more of the Group’s revenues.

7)
BUSINESS COMBINATIONS

(a)
Acquisition of Quest 2 Travel.com India Private Limited

The Group, on April 30, 2019, acquired one of its Indian subsidiary, Quest2Travel.com India Private Limited (‘Q2T’) by acquiring 51% of the controlling stake. As part of share purchase agreement, the Group had agreed to acquire the remaining 49% shares of Q2T from the then existing shareholders in cash for an estimated additional consideration of USD 14,550, which represented its fair value as at the acquisition date, in three equal tranches, over a three year earn-out period. The financial liability in respect of acquisition of these remaining shares had been originally recognized with corresponding debit to accumulated deficit on the date of acquisition of controlling stake in Q2T. Pursuant to this, the Group had acquired 32.66% of the non-controlling interest till March 31, 2023.

During the year ended March 31, 2024, the Group acquired remaining 16.34% (March 31, 2023: 16.33%) interest from holders of non-controlling interest in Q2T, for a total consideration of USD 7,427 (including additional consideration of USD 2,409) (March 31, 2023: USD 5,035). Further, the Group has recognised a decrease in non-controlling interest of USD 1,762 (March 31, 2023: USD 1,304) with a corresponding decrease in accumulated deficit by USD 1,991 (March 31, 2023: USD 1,522) and increase in foreign exchange translation reserve by USD 229 (March 31, 2023: USD 218). As a result of this transaction, Q2T has become a wholly owned subsidiary of the Group with effect from September 8, 2023.

(b)
Acquisition of Book My Forex Private Limited

On April 5, 2022, the Group through one of its Indian subsidiaries, acquired 51% voting equity stake in Book My Forex Private Limited ('BMF'), a leading online foreign currency exchange service provider in India. This business acquisition was executed by entering into a Share Purchase Agreement (‘SPA’) for a cash consideration of USD 7,711.

This acquisition would help the Group in enhancing the foreign exchange options provided particularly to its outbound travelling customers.

The operations of BMF had been consolidated in the financial statements of the Group from April 5, 2022. During the year ended March 31, 2023, BMF contributed revenue of USD 835 and loss of USD 1,243 to the Group’s results.

The purchase price of the acquisition, net of USD 7,000 cash and cash equivalents acquired was USD 711.

Identifiable assets acquired and liabilities assumed

The acquisition was accounted for under the acquisition method of accounting in accordance with IFRS 3 "Business Combinations". The assets and liabilities of BMF were recorded at their fair value at the date of acquisition.

The purchase price was allocated based on management’s estimates and an independent appraisal of fair values as follows:

Property, plant and equipment	207
Intangible assets*	561
Other non-current assets	745
Current assets and liabilities, net (including cash and cash equivalents of USD 7,000)	7,160
Other non-current liabilities	(229)
Deferred tax liabilities	(140)
Total identifiable net assets acquired	8,304
Non-controlling interest (49%)	(4,069)
Goodwill	3,476
Total purchase price	7,711

* Intangible assets primarily include brand/trade mark and technology related development cost.

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

The operations of Simplotel had been consolidated in the financial statements of the Group from September 28, 2022. In the year ended March 31, 2023, Simplotel contributed revenue of USD 717 and profit of USD 117 to the Group’s results.

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

The purchase price was allocated based on management’s estimates and an independent appraisal of fair values as follows:

Property, plant and equipment	26
Intangible assets*	801
Other non-current assets	219
Current assets and liabilities, net (including cash and cash equivalents of USD 3,159)	3,139
Other non- current liabilities	(67)
Total identifiable net assets acquired	4,118
Non-controlling interest (30.4%) #	(1,761)
Goodwill	5,082
Total purchase price	7,439

* Intangible assets primarily include brand/trade mark and technology related development cost.

# Includes USD 509 towards liability for ESOPs as per Simplotel Plan 2015.

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

As per the Shareholders' Agreement (SHA), on completion of three years from the date of acquisition, the promoter (as defined in aforesaid SSPA) of Simplotel shall have the right but not the obligation to sell all the shares held by the promoter in Simplotel, in cash for an estimated consideration of USD 4,411, which represents its fair value as at the acquisition date. The consideration will be based on valuation linked to future revenue and profitability of Simplotel. The financial liability in respect of acquisition of these additional shares has been recognized with corresponding debit to accumulated deficit in the statement of changes in equity as the promoter still has access to the returns associated with the underlying ownership interest. The fair value of this financial liability is USD 4,711 as at March 31, 2024.

(d)
Acquisition of Savaari Car Rentals Private Limited

On December 1, 2023 the Group through one of its Indian subsidiaries acquired 66% equity voting stake in Savaari Car Rentals Private Limited ("Savaari"), a company engaged in the business of providing chauffer driven inter-city, local rental and airport transfers car hire services. This acquisition was conducted by entering into the Share Purchase Agreement ('SPA') for a cash consideration of USD 6,845.

This investment was accounted for under IAS 28 "Investments in Associates and Joint Ventures" using the equity accounted method, as the Company had joint control over Savaari.

On January 17, 2024, the Group has signed an addendum with one of the founders of Savaari to amend the shareholders' agreement entered on December 1, 2023. As a result, the Group has, from the date of such addendum, gained control over Savaari and it has become a subsidiary of the Group. Through this acquisition, the Group aims to scale up its supply chain for outstation and local car hire services

The operations of Savaari have been consolidated in the financial statements of the Group and for the year ended March 31, 2024, Savaari contributed revenue of USD 5,404 and profit of USD 68 to the Group’s results.

If the acquisition had occurred on April 1, 2023, management estimates that for the year ended March 31, 2024, consolidated revenue would have been USD 795,130 and consolidated profit would have been USD 216,935. In determining these amounts, management has assumed that the fair value adjustments that arose on the date of acquisition would have been the same if the acquisition had occurred on April 1, 2023.

The purchase price of the acquisition, net of USD 369 cash and cash equivalents acquired was USD 6,476.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Identifiable assets acquired and liabilities assumed

The acquisition was accounted for under the acquisition method of accounting in accordance with IFRS 3 "Business Combinations". The assets and liabilities of Savaari were recorded at their fair value at the date of acquisition.

The purchase price was allocated based on management’s estimates and an independent appraisal of fair values as follows:

Property, plant and equipment	142
Intangible assets*	759
Other non-current assets	176
Current assets and liabilities, net (including cash and cash equivalents of USD 369)	697
Other non-current liabilities	(155)
Deferred tax liabilities, net	(152)
Total identifiable net assets acquired	1,467
Non-controlling interest (34%) #	(950)
Goodwill	6,328
Total purchase price	6,845

* Intangible assets primarily include identifiable brand/trade mark and technology related development cost.

# Includes USD 451 towards liability for ESOPs as per Savaari Plan 2013.

The fair value of the current assets acquired includes trade receivables with a fair value of USD 101, equivalent to gross contractual amount receivable.

The goodwill was attributable mainly to the skills and technical talent of Savaari’s work force. Goodwill is not expected to be deductible for income tax purposes.

As per the Shareholders' Agreement (SHA), the founders (as defined in aforesaid SHA) of Savaari shall have the right but not the obligation to sell their shares held in Savaari to the Company as follows - one third of the shares on completion of three years from the date the investment and all the shares on completion of five years from the date of investment. The consideration will be based on valuation linked to future revenue and profitability of Savaari. Further, the Company shall have the right, but not the obligation, to call each of the Founders to transfer 100% of their holding in the Savaari at the agreed floor valuation in case certain performance parameters are not met by Savaari for two consecutive quarters. Till the date of the addendum, a derivative liability of USD 5,199 in respect of acquisition of these additional shares was recorded. Subsequent to the addendum, since the Group has obtained control over Savaari, consequently it has derecognised the derivative liability, discontinued equity method of accounting and a financial liability of USD 7,311 in respect of acquisition of these aforesaid mentioned shares has been recognized with corresponding debit to accumulated deficit as the selling shareholders still have access to the returns associated with the underlying ownership interest. The fair value of this financial liability is USD 7,727 as at March 31, 2024.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

8)
INVESTMENT IN EQUITY-ACCOUNTED INVESTEES

The Group has interests in a number of individually immaterial equity-accounted investees. The following table analyses, in aggregate, the carrying amount of interests and share of profit (loss) and other comprehensive income in these associates and joint venture.

	As at March 31
Particulars	2023	2024
Carrying amount of interests in associates	2,070	2,022

	For the year ended March 31
Particulars	2022	2023	2024
Company's share of profit (loss) in associates	34	10	(23)
Company's share of profit in joint venture	—	—	75
Company's share of other comprehensive income in associates	—	—	—
Company's share of other comprehensive income in joint venture	—	—	—
Company's share of total comprehensive income (loss)	34	10	52

a) Inspirock, Inc. ("Inspirock")

In October 2021, Inspirock, Inc. (equity accounted investee of the Company), with the requisite consent of its shareholders (including the Company), was acquired by Klarna Holding Plc. As a result of this transaction, the Company had received a total net consideration of USD 3,865 (net of expenses: USD 24), partly in form of cash of USD 453 (including amount of USD 117 held in escrow account) and USD 3,412 in form of equity shares of Klarna Holding Plc (the company acquiring Inspirock) (refer note 9), in lieu of its shareholding in Inspirock. As a result, Inspirock had ceased to be an associate of the Company and accordingly, the equity method accounting had been discontinued and the investment in Klarna Holding Plc, is now being carried and accounted for as an equity investment at FVTPL under IFRS 9 ‘Financial Instruments’. The Company had recognised a gain of USD 2,251 in the statement of profit or loss and other comprehensive income, on account of discontinuation of equity method of accounting of investment in Inspirock in the year ended March 31, 2022.

b) Simplotel Technologies Private Limited

As at September 28, 2022 the Company had equity interest in Simplotel of 41.94% with a carrying amount of USD 1,517. On that date, the Group through one of its Indian subsidiaries acquired additional equity interest in Simplotel, resulting in controlling equity stake (refer note 7 (c)). As a result, Simplotel has ceased to be an associate of the Company and accordingly, the equity method accounting has been discontinued. The Company has recognised a gain of USD 2,017 in the statement of profit or loss and other comprehensive income, on account of discontinuation of equity method of accounting in the year ended March 31, 2023.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

9)
OTHER INVESTMENTS

	As at March 31
Particulars	2023	2024
Financial assets measured at FVOCI
- Equity securities (unlisted)	452	452

Financial assets measured at FVTPL
- Equity securities (unlisted) (refer note 8 (a))	591	591
- Other securities	149	242

Financial assets measured at amortised cost
- Other securities	76	76
Total	1,268	1,361

In August 2011, the Company had invested USD 4,825 and acquired 19.98% equity interest in Le Travenues Technology Private Limited (‘Ixigo’), which owns and operates www.ixigo.com, an online travel booking platform. The investment had been classified and measured at fair value through other comprehensive income. During the year ended March 31, 2022, the Company had sold its entire stake in Ixigo for a cash consideration of USD 38,500 which represents its fair value on the date of disposal. The Company had recorded a gain of USD 33,543 in ‘other comprehensive income’ in the year ended March 31, 2022. Transaction related costs of USD 624 had been recorded in the statement of profit or loss and other comprehensive income.

Pursuant to above, the Company had transferred cumulative gain of USD 33,655 from ‘fair value reserve’ to ‘accumulated deficit’ within the equity attributable to the owners of the Company during the year ended March 31, 2022.

The Group’s exposure to risks and fair value measurement is disclosed in note 4, 5 and 34.

10)
REVENUE

The Group's main revenue streams are air ticketing, hotel and packages and bus ticketing. Other revenue includes other travel services related to car and rail bookings, ancillary revenue and marketing alliances.

A. Disaggregation of revenue

The Group has three reportable segments, air ticketing, hotels and packages, and bus ticketing. The Group believes that the disaggregation based on the reportable segments best depicts how the nature, amount, timing and uncertainty of the Group's revenues and cash flows are affected by industry, market and other factors. (refer note 6)

B. Contract balances

The following table provides information about receivables, contract assets and contract liabilities from contracts with customers.

	As at March 31
	2023	2024
Receivables, which are included in ‘Trade and other receivables’	61,699	83,116
Contract assets	—	253
Contract liabilities	75,369	93,366

Non-current	163	408
Current	75,206	92,958
Total contract liabilities	75,369	93,366

The contract assets primarily relate to the Company’s rights to consideration from travel suppliers in exchange for services that the Company has transferred to the traveller when that right is conditional on the

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Company’s future performance. The contract assets are transferred to receivables when the rights to consideration become unconditional. This usually occurs when the Group issues an invoice to the travel suppliers as per the contractual terms.

Changes in contract assets are as follows:

	As at March 31
	2023	2024
Balance at the beginning of the year	—	—
Revenue recognised during the year	706	28,628
Invoices raised during the year	(706)	(28,373)
Translation exchange difference	—	(2)
Balance at the end of the year	—	253

The contract liabilities primarily relate to the consideration received from customers for travel bookings in advance of the Group's performance obligations, consideration allocated to customer loyalty programs and advance received from Global Distribution System ("GDS") provider for bookings of airline tickets in future, which is deferred.

As at March 31, 2023, USD 73,850 (March 31, 2022: USD 51,900) of advance consideration received from customers for travel bookings was reported within contract liabilities, of which USD 63,686 (March 31, 2023: USD 42,462) was applied to revenue and USD 7,509 (March 31, 2023: USD 5,171) was refunded to customers during the year ended March 31, 2024. As at March 31, 2024, the related balance was USD 90,931, which is expected to be utilized within a period of one year.

As at March 31, 2023, USD 1,519 (March 31, 2022: USD 1,338) of consideration allocated to customer loyalty programs, franchisee fees and advance received from GDS provider for booking of airline tickets in future which is deferred was reported within contract liabilities, of which USD 920 (March 31, 2023: USD 1,177) was applied to revenue and USD Nil (March 31, 2023: Nil) was refunded to customers during the year ended March 31, 2024. As at March 31, 2024, the related balance was USD 2,027, which is expected to be utilized within a period of one year.

11)
OTHER REVENUE

	For the year ended March 31
Particulars	2022	2023	2024
Other travel services - car and rail booking	4,360	7,503	18,608
Marketing alliances - advertising and brand alliance	10,041	18,007	18,595
Ancillary services	2,923	5,925	14,258
Miscellaneous revenue	723	1,249	1,582
Total	18,047	32,684	53,043

Note: During the year ended March 31, 2023, the Group regrouped certain items of revenue presented under ‘Other revenue’ to reflect more appropriately the classification of such revenue earned. Comparative amounts have also been regrouped on same basis for consistency.

12)
OTHER INCOME

	For the year ended March 31
Particulars	2022	2023	2024
Government grant received	525	117	356
Gain on discontinuation of equity accounted investment (refer note 8 (a) and (b))	2,251	2,017	—
Gain on lease modification	417	100	12
Excess provision written back	272	344	125
Net gain on de-recognition of property, plant and equipment	6	177	132
Others	19	43	145
Total	3,490	2,798	770

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

13)
PERSONNEL EXPENSES

	For the year ended March 31
Particulars	2022	2023	2024
Wages, salaries and other employees benefits	73,654	86,868	100,222
Contributions to defined contribution plans	3,558	4,145	4,931
Expenses related to defined benefit plans (refer note 32)	1,389	1,516	1,354
Equity-settled share based payment (refer note 33)	36,645	35,643	36,963
Employee welfare expenses	1,678	3,796	4,117
Total	116,924	131,968	147,587

14)
OTHER OPERATING EXPENSES

	For the year ended March 31
Particulars	2022	2023	2024
Payment gateway and other charges	28,635	57,847	69,415
Outsourcing expenses	12,827	23,338	27,268
Website hosting charges	14,088	20,558	24,215
Travelling and conveyance	780	2,894	3,776
Communication	3,732	5,459	6,599
Technology and maintenance	4,224	5,605	7,411
Distribution costs#	—	—	40,045
Legal and professional	6,397	6,086	5,120
Provision for litigations*	4,700	—	—
Impairment provision for non-financial assets (refer note 24)	—	—	10,047
Intangible assets written off	17	—	982
Miscellaneous expenses	6,175	11,911	9,955
Total	81,575	133,698	204,833

# With effect from April 1, 2023, the Group has classified distribution costs as a component of “other operating expenses” from a component of “service cost”, which is in line with the manner in which the Company reviews its business performance and manage its operations. Corresponding previous years amounts have not been reclassified as the impact is considered to be immaterial.

* The Company had earlier provided for certain arbitral awards amounting to USD 39,204 while continuing to seek legal recourse in its dispute with former shareholders of Hotel Travel Group (HT). On February 15, 2022, the Company and former shareholders of HT have entered into a full and final settlement of all outstanding disputes including withdrawal of all proceedings for a settlement amount of USD 35,500 to be paid to the former shareholders of HT over a period of 18 months ended on September 1, 2023. The excess provision of USD 3,704 had been reversed.

15)
DEPRECIATION, AMORTIZATION AND IMPAIRMENT

	For the year ended March 31
Particulars	2022	2023	2024
Depreciation	6,023	6,096	7,436
Amortization	23,335	21,150	19,809
Impairment of intangible assets	138	150	22
Total	29,496	27,396	27,267

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

16)
FINANCE INCOME AND COSTS

	For the year ended March 31
Particulars	2022	2023	2024
Interest income on term deposits measured at amortised cost	6,618	9,703	23,594
Change in fair value of financial asset measured at FVTPL	4	—	57
Other interest income	3,362	1,271	714
Finance income	9,984	10,974	24,365

Interest expense on financial liabilities measured at amortised cost	13,744	15,067	15,966
Change in carrying value of financial liabilities measured at amortised cost	—	—	(30,578)
Change in fair value of financial liability measured at FVTPL	1,181	673	215
Change in fair value of financial asset measured at FVTPL	—	2,820	—
Net foreign exchange loss	8,218	25,636	7,600
Impairment loss on trade and other receivables	904	349	837
Interest expense on lease liabilities	1,569	1,554	1,783
Finance and other charges	710	633	870
Finance costs	26,326	46,732	(3,307)

Net finance income (costs) recognized in profit or loss	(16,342)	(35,758)	27,672

17)
INCOME TAX BENEFIT (EXPENSE)

Income tax recognised in profit or loss

	For the year ended March 31
Particulars	2022	2023	2024
Current tax expense
Current period	(134)	(873)	(2,344)
Current tax expense	(134)	(873)	(2,344)

Deferred tax benefit (expense)
Origination and reversal of temporary differences	3,484	(3,880)	9,148
Change in unrecognised temporary differences	(8,219)	(7,131)	4
Utilization of previously unrecognised tax losses	6,934	12,860	533
Recognition of previously unrecognized tax losses	—	—	118,253
Utilization/(reversal) of previously recognized tax losses	(958)	—	(1,789)
Deferred tax benefit (refer note 20)	1,241	1,849	126,149

Total	1,107	976	123,805

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Income tax recognized in other comprehensive income

	For the year ended March 31
	2022			2023			2024
Particulars	Before tax	Tax (expense) benefit	Net of tax	Before tax	Tax (expense) benefit	Net of tax	Before tax	Tax (expense) benefit	Net of tax
Foreign currency translation differences on foreign operations	(18,943)	—	(18,943)	(48,879)	—	(48,879)	(9,862)	—	(9,862)
Equity instruments at FVOCI - net change in fair value	33,543	—	33,543	—	—	—	—	—	—
Remeasurement of defined benefit liability	(426)	—	(426)	468	—	468	(1,212)	248	(964)
Total	14,174	—	14,174	(48,411)	—	(48,411)	(11,074)	248	(10,826)

Reconciliation of effective tax

	For the Year Ended March 31
Particulars	2022	2023	2024
Profit (loss) for the year	(45,567)	(11,168)	216,743
Income tax benefit	1,107	976	123,805
Profit (loss) before tax	(46,674)	(12,144)	92,938
Income tax benefit using the Company's domestic tax rate	6,999	1,822	(13,981)
Effect of tax rates in foreign jurisdictions	695	(3,191)	(9,608)
Non-deductible expenses	(3,392)	(2,662)	(420)
Tax exempt income	383	402	62
Change in estimates related to previous years	—	—	(482)
Utilization of previously unrecognised tax losses	6,934	12,860	533
Change in unrecognised temporary differences	—	—	4
Utilization/(reversal) of previously recognized tax losses	(958)	—	(1,789)
Current year losses for which no deferred tax asset was recognized	(1,328)	(1,656)	(1,389)
Recognition of previously unrecognised tax losses	—	—	118,253
Recognition of previously unrecognised temporary differences	(8,219)	(7,131)	33,057
Others	(7)	532	(435)
Income tax benefit	1,107	976	123,805

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

18)
PROPERTY, PLANT AND EQUIPMENT

Particulars	Land	Building (Owned)	Buildings (Right-of-use)	Computers	Furniture and Fixtures	Office Equipment	Motor Vehicles	Leasehold Improvements	Capital Work- in-Progress	Total
Cost
Balance as at April 1, 2022	839	505	23,076	13,376	857	1,776	2,552	4,549	—	47,530
Acquisitions through business combination (refer note 7 (b) and 7 (c))	—	—	202	17	11	3	—	—	—	233
Additions/adjustments	—	—	7,530	2,616	275	85	2,648	1,846	19	15,019
Disposals/adjustments	—	—	(1,585)	(1,788)	(140)	(63)	(793)	(632)	—	(5,001)
Effect of movements in foreign exchange rates	(21)	(19)	(1,825)	(1,070)	(64)	(115)	(244)	(377)	—	(3,735)
Balance as at March 31, 2023	818	486	27,398	13,151	939	1,686	4,163	5,386	19	54,046
Balance as at April 1, 2023	818	486	27,398	13,151	939	1,686	4,163	5,386	19	54,046
Acquisitions through business combination (refer note 7 (d))	—	—	109	23	4	6	—	—	—	142
Additions/adjustments	—	—	3,792	1,784	21	214	2,605	121	(19)	8,518
Disposals/adjustments	—	—	(10,407)	(2,772)	(32)	(169)	(575)	(3)	—	(13,958)
Effect of movements in foreign exchange rates	(50)	(24)	(353)	(180)	(21)	(33)	(75)	(79)	—	(815)
Balance as at March 31, 2024	768	462	20,539	12,006	911	1,704	6,118	5,425	-	47,933
Accumulated depreciation
Balance as at April 1, 2022	—	505	11,458	10,732	647	1,486	960	2,429	—	28,217
Depreciation for the year	—	—	3,220	1,363	116	132	814	451	—	6,096
Disposals/adjustments	—	—	(340)	(1,768)	(138)	(55)	(593)	(629)	—	(3,523)
Effect of movements in foreign exchange rates	—	(19)	(871)	(835)	(44)	(98)	(79)	(178)	—	(2,124)
Balance as at March 31, 2023	—	486	13,467	9,492	581	1,465	1,102	2,073	—	28,666
Balance as at April 1, 2023	—	486	13,467	9,492	581	1,465	1,102	2,073	—	28,666
Depreciation for the year	—	—	3,767	1,432	93	142	1,218	784	—	7,436
Disposals/adjustments	—	—	(10,385)	(2,661)	(32)	(169)	(408)	(2)	—	(13,657)
Effect of movements in foreign exchange rates	—	(24)	(155)	(127)	(15)	(27)	(23)	(36)	—	(407)
Balance as at March 31, 2024	—	462	6,694	8,136	627	1,411	1,889	2,819	—	22,038
Carrying amounts
As at April 1, 2022	839	—	11,618	2,644	210	290	1,592	2,120	—	19,313
As at March 31, 2023	818	—	13,931	3,659	358	221	3,061	3,313	19	25,380
As at April 1, 2023	818	—	13,931	3,659	358	221	3,061	3,313	19	25,380
As at March 31, 2024	768	—	13,845	3,870	284	293	4,229	2,606	—	25,895

Note: The Company has pledged certain property, plant and equipment against bank loans and various credit facilities (refer note 28).

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

19)
INTANGIBLE ASSETS AND GOODWILL

			Other intangible assets
Particulars	Goodwill	Technology Related Development Cost	Customer Relationship	Non- Compete	Brand / Trade Mark	Software	Others	Intangible assets under development*	Total
Cost
Balance as at April 1, 2022	880,323	70,359	10,581	901	132,473	5,069	661	4,372	1,104,739
Acquisitions through business combination (refer note 7 (b) and 7 (c))	8,558	1,052	—	—	304	6	—	—	9,920
Additions/adjustments*	—	7,654	—	—	—	274	1,183	301	9,412
Disposals	—	(1,868)	—	—	—	(669)	—	—	(2,537)
Effect of movements in foreign exchange rates	(55,218)	(5,170)	(738)	(32)	(9,747)	(344)	(45)	(423)	(71,717)
Balance as at March 31, 2023	833,663	72,027	9,843	869	123,030	4,336	1,799	4,250	1,049,817
Balance as at April 1, 2023	833,663	72,027	9,843	869	123,030	4,336	1,799	4,250	1,049,817
Acquisitions through business combination (refer note 7 (d))	6,328	499	—	—	248	12	—	—	7,087
Additions/adjustments*	—	6,769	—	—	—	369	1,087	(1,305)	6,920
Disposals	—	(4,177)	—	—	—	(1)	—	—	(4,178)
Effect of movements in foreign exchange rates	(7,946)	(928)	(122)	(8)	(1,589)	(51)	(45)	(178)	(10,867)
Balance as at March 31, 2024	832,045	74,190	9,721	861	121,689	4,665	2,841	2,767	1,048,779
Accumulated amortization and impairment losses
Balance as at April 1, 2022	279,172	52,196	6,260	664	73,626	4,647	23	2,493	419,081
Amortization for the year	—	6,864	1,202	60	11,559	179	1,286	—	21,150
Impairment for the year	—	—	—	—	—	—	—	150	150
Disposals	—	(1,868)	—	—	—	(665)	—	—	(2,533)
Effect of movements in foreign exchange rates	(7,012)	(3,645)	(420)	(14)	(5,292)	(318)	(31)	(273)	(17,005)
Balance as at March 31, 2023	272,160	53,547	7,042	710	79,893	3,843	1,278	2,370	420,843
Balance as at April 1, 2023	272,160	53,547	7,042	710	79,893	3,843	1,278	2,370	420,843
Amortization for the year	—	6,660	771	58	11,159	188	973	—	19,809
Impairment for the year	—	—	—	—	—	—	—	22	22
Disposals	—	(3,195)	—	—	—	(1)	—	—	(3,196)
Effect of movements in foreign exchange rates	—	(672)	(88)	(7)	(1,054)	(57)	(25)	(182)	(2,085)
Balance as at March 31, 2024	272,160	56,340	7,725	761	89,998	3,973	2,226	2,210	435,393
Carrying amounts
As at April 1, 2022	601,151	18,163	4,321	237	58,847	422	638	1,879	685,658
As at March 31, 2023	561,503	18,480	2,801	159	43,137	493	521	1,880	628,974
As at April 1, 2023	561,503	18,480	2,801	159	43,137	493	521	1,880	628,974
As at March 31, 2024	559,885	17,850	1,996	100	31,691	692	615	557	613,386

* Represents addition of USD 6,455 (March 31, 2023: USD 8,882) to intangible assets under development, adjusted for amounts capitalized out of intangible assets under development amounting to USD 7,760 (March 31, 2023: USD 8,581).

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

The allocation of goodwill to the CGUs is as follows:

	As at March 31
Particulars	2023	2024
Air ticketing	223,552	224,184
Hotels and packages	206,946	206,863
Bus ticketing	127,292	125,494
Other units without significant goodwill	3,713	3,344
Total	561,503	559,885

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

The key assumptions used in the estimation of value are set out as below. The values assigned to the key assumptions represent management's assessment of future trends in the relevant industries and have been based on the historical data from both external and internal sources.:

	Air ticketing		Hotels and packages		Bus ticketing
	As at March 31		As at March 31		As at March 31
Particulars	2023	2024	2023	2024	2023	2024
Discount rate (pre-tax)	19.5%	18.4%	19.8%	19.0%	19.7%	19.5%
Discount rate (post-tax)	17.2%	16.2%	17.2%	16.2%	17.2%	16.2%
Terminal value growth rate	4.5%	4.5%	4.5%	4.5%	4.0%	4.0%
Adjusted margin growth rate	12.0% - 23.1%	8.1% - 15.5%	8.1% - 25.4%	13.3% - 16.8%	12.0% - 22.8%	11.0% - 18.6%
EBITDA margin* (5 years)	4.7% - 11.3%	7.3% - 8.7%	14.1% - 20.4%	13.3% - 19.1%	14.5% - 18.9%	22.3% - 24.4%

* EBITDA margin is defined as Earnings before interest, tax, depreciation and amortization (EBITDA) as a percentage of adjusted margin.

The above pre-tax discount rate is based on the Weighted Average Cost of Capital (WACC) of comparable market participant, which is adjusted for specific risks.

These estimates are likely to differ from future actual results of operations and cash flows.

The cash flow projections included specific estimates for five years and a terminal growth rate thereafter. The terminal growth rate, Adjusted margin growth rate and EBITDA margins were determined based on management's estimate. Budgeted EBITDA margin was based on expectations of future outcomes taking into account past experience, adjusted for anticipated Adjusted margin growth. Adjusted margin growth was projected taking into account the average growth levels experienced in past and the estimated adjusted margin growth for future. The estimation of value in use reflects numerous assumptions that are subject to various risks and uncertainties, including key assumptions regarding expected growth rates and EBITDA margin, as well as other key assumptions with respect to matters outside of the Group's control. It requires significant judgments and estimates, and actual results could be materially different than the judgments and estimates used to estimate value in use.

Based on the above, no impairment was identified as at March 31, 2023 and March 31, 2024 as the recoverable value of the CGUs exceeded the carrying value. No reasonably possible change in any of the above key assumptions would cause the carrying amount of these CGUs to exceed their recoverable amount.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

During the year ended March 31, 2019 the Company acquired Bitla Software Private Limited ("Bitla"), a technology service provider to bus operators as wholly owned subsidiary through Redbus India Private Limited (formerly ibibo Group Private Limited). The Company had recognised goodwill on the date of acquisition of USD 6,304.

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

After such transfer, the management now monitors operations and makes decisions for the combined Bus business of the Group and therefore had reorganized its reporting structure as well to align with the same. Consequently, the goodwill of Bitla having carrying value of USD 5,298 (as at February 1, 2023) was re-allocated to the Bus ticketing CGU and reassessed for impairment at the level of the Bus ticketing CGU. The Group tested goodwill for impairment immediately before and after the reorganisation and concluded that the recoverable amounts of CGUs exceeded their corresponding carrying amounts and therefore there was no impairment recognized.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

20)
TAX ASSETS AND LIABILITIES

Unrecognized Deferred Tax Assets

Deferred tax assets have not been recognized in respect of the following items:

	As at March 31
Particulars	2023	2024
Deductible temporary differences	40,735	461
Tax losses carry forwards	155,288	30,493
Total	196,023	30,954

During the years ended March 31, 2022, 2023 and 2024, the Company did not recognize deferred tax assets on tax losses carried forward and other temporary differences mainly related to share based payments and employee benefits related to some entities of the Group, because it is not probable that future taxable profits will be available against which these items can be utilized. Further, deferred tax assets have been recognised only to the extent of deferred tax liabilities in such cases. The above tax losses (including unabsorbed depreciation) as at March 31, 2024 in the subsidiaries will expire at various dates ranging from 2025 to 2042 except for the tax losses and unabsorbed depreciation amounting to USD 4,299 (March 31, 2023: USD 18,119), which can be carried forward for an indefinite period.

Recognized Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities are attributable to the following:

	As at March 31
	2023*	2024	2023*	2024	2023*	2024
Particulars	Assets		Liabilities		Net
Property, plant and equipment	86	1,249	(3,467)	(3,062)	(3,381)	(1,813)
Intangible assets, excluding goodwill	—	—	(11,315)	(7,239)	(11,315)	(7,239)
Trade and other receivables	43	870	—	—	43	870
Other current assets	—	3,037	—	—	—	3,037
Convertible notes	—	—	(2,082)	(4,314)	(2,082)	(4,314)
Employee benefits	86	2,704	—	—	86	2,704
Other non-current liabilities	10	—	—	—	10	—
Other current liabilities	—	1,949	—	—	—	1,949
Lease liabilities	3,467	3,767	—	—	3,467	3,767
Tax loss carry forwards	12,350	99,953	—	—	12,350	99,953
Trade and other payables	—	1,825	—	—	—	1,825
Contract liabilities	—	240	—	—	—	240
Share based payments	—	23,627	—	—	—	23,627
Others	—	—	—	(43)	—	(43)
Deferred tax assets/ (liabilities) before set off	16,042	139,221	(16,864)	(14,658)	(822)	124,563
Set off	(16,042)	(9,904)	16,042	9,904	—	—
Net deferred tax assets/(liabilities)	—	129,317	(822)	(4,754)	(822)	124,563

* The Group has adopted Deferred tax related to assets and liabilities arising from a Single Transaction (Amendments to IAS 12) from April 1, 2023. Following the amendments, the Group has recognised a separate deferred tax asset in relation to its lease liabilities and a deferred tax liability in relation to its rights-of-use assets. There was no impact on the opening accumulated deficit as at April 1, 2022 and April 1, 2023 as a result of the amendment (refer note 3).

As at 31 March 2024, no deferred tax liability was recognised on temporary difference of USD 4,956 related to investment in subsidiaries, as the Company controls the dividend policy of its subsidiary i.e. the Company

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

controls the timing of reversal of the related taxable temporary differences and management is satisfied that they will not reverse in the foreseeable future.

The Company's business operations along with revenue, result from operating activities and profitability has consistently improved significantly during the years ended March 31, 2023 and March 31, 2024 post COVID-19 pandemic, coupled with Company's continued focus on optimizing costs by leveraging highly variable and more efficient fixed cost structure. As a result, the management revised its estimates of future taxable profits and recognised the tax effect of USD 601,200 of previously unrecognised tax losses and deductible temporary differences (tax impact: USD 151,310) because management considered it probable that future taxable profits would be available against which such losses can be used.

In March 2024, the Company filed a composite scheme of amalgamation and arrangement between subsidiaries of the Group, MakeMyTrip (India) Private Limited ("MMT India") and Redbus India Private Limited ("RB India") whereby RB India as an entity is proposed to be merged with MMT India with the appointed date of April 1, 2024, subject to necessary approval from the National Company Law Tribunal and other relevant regulatory authorities. As these approvals are substantive in nature, the related financial statement impact will be taken in the year in which such approvals will be obtained. If this scheme gets approved, the Company estimate that it will not be able to take the benefits of the recognised deferred tax assets on the carry forward losses (including unabsorbed depreciation) of RB India to the extent of USD 5,361 as these losses will no longer be available for utilization.

Movement in deferred tax assets/(liabilities) during the year

Particulars	Balance as at April 1, 2022	Acquired in business combinations	Recognised in profit or loss	Recognised in other comprehensive income	Effects of movement in foreign exchange rates	Balance as at March 31, 2023
Property, plant and equipment	(2,785)	—	(838)	—	242	(3,381)
Intangible assets, excluding goodwill	(15,337)	(342)	4,093	—	271	(11,315)
Trade and other receivables	47	—	—	—	(4)	43
Convertible notes	(4,314)	—	2,232	—	—	(2,082)
Employee benefits	92	—	1	—	(7)	86
Other non-current liabilities	23	—	(11)	—	(2)	10
Lease liabilities	2,870	—	846	—	(249)	3,467
Tax losses carry forward	16,808	202	(4,474)	—	(186)	12,350
Total	(2,596)	(140)	1,849	—	65	(822)

Particulars	Balance as at April 1, 2023	Acquired in business combinations	Recognised in profit or loss	Recognised in other comprehensive income	Effects of movement in foreign exchange rates	Balance as at March 31, 2024
Property, plant and equipment	(3,381)	—	1,556	—	12	(1,813)
Intangible assets, excluding goodwill	(11,315)	(189)	4,307	—	(42)	(7,239)
Trade and other receivables	43	—	876	—	(49)	870
Other current assets	—	—	3,015	—	22	3,037
Convertible notes	(2,082)	—	(2,232)	—	—	(4,314)
Employee benefits	86	—	2,399	248	(29)	2,704
Other non-current liabilities	10	—	(10)	—	—	—
Other current liabilities	—	—	1,924	—	25	1,949
Lease liabilities	3,467	—	325	—	(25)	3,767
Tax losses carry forward	12,350	—	88,179	—	(576)	99,953
Trade and other payables	—	—	1,831	—	(6)	1,825
Contract liabilities	—	—	241	—	(1)	240
Share based payments	—	—	23,786	—	(159)	23,627
Others	—	—	(48)	—	5	(43)
Total	(822)	(189)	126,149	248	(823)	124,563

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

21)
TRADE AND OTHER RECEIVABLES

	As at March 31
Particulars	2023	2024
Trade and other receivables, net of provision	61,699	83,116
Security deposits, net of provision	8,260	9,804
Interest accrued	4,855	6,453
Due from employees	212	273
Total	75,026	99,646

Non-current	6,179	7,696
Current	68,847	91,950
Total	75,026	99,646

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

22)
CASH AND CASH EQUIVALENTS

	As at March 31
Particulars	2023	2024
Cash in hand	80	158
Funds in transit	37,878	58,874
Bank balances	168,779	148,762
Term deposits	77,281	119,271
Total	284,018	327,065

As of March 31, 2024, bank balances include USD 774 (March 31, 2023: USD 453) against which mainly letters of credit and bank guarantees have been issued to various airlines.

Funds in transit represents the amount collected from customers through credit cards/net banking which is outstanding as at the year end and credited to Group’s bank accounts subsequent to the year end.

The Group’s exposure to currency risk, credit risk and interest rate risk along with sensitivity analysis for financial assets is disclosed in note 5 and 34.

23)
TERM DEPOSITS

	As at March 31
Particulars	2023	2024
Term deposits	202,674	280,688
Total	202,674	280,688
Non-current	5,618	966
Current	197,056	279,722
Total	202,674	280,688

As at March 31, 2024, term deposits amounting to USD 2,859 (March 31, 2023: USD 2,727) marked as lien with National Company Law Appellate Tribunal and USD 3,169 (March 31, 2023: USD 1,269) pledged mainly with banks against bank guarantees, bank overdraft facility and other facilities.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

The Group’s exposure to credit risk and interest rate risk along with sensitivity analysis for financial assets is disclosed in note 5 and 34.

24)
OTHER CURRENT ASSETS

	As at March 31
Particulars	2023	2024
Advance to suppliers^	116,190	145,423
Prepaid expenses	3,519	4,607
Receivable from related party#	49	24
Other assets*	2,206	3,069
Total	121,964	153,123

* Other assets includes amount recoverable of Nil (March 31, 2023: USD 117), which was lying in an escrow account (refer note 8 (a)).

# Loan given to Saaranya Hospitality Technologies Private Limited (equity-accounted investee) (refer note 37).

^ The Company pays advances to airlines for the procurement of airline tickets. These advances are utilized against the subsequent purchase of airline tickets. The outstanding airline balances as at March 31, 2024 includes amounts recoverable from Go Airlines (India) Limited ("Go First") amounting to USD 20,949 (March 31, 2023: USD 20,487), which includes refund due to customers of USD 10,902 (March 31, 2023: USD 245).

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

It is understood that the RP has prepared a revival plan and is making progress in getting interim funding sanctioned from the Committee of Creditors of Go First for funding the airline’s operations. Since the filing for voluntary insolvency, there have been several developments in favour of Go First’s possible resumption of operations including relief via moratorium from lease payments, interim approvals for the proposed revival plan and in-principal approval for funding among others including receipt of regulatory approval subject to certain conditions from Director General of Civil Aviation ("DGCA") which is the aviation regulator in India. The regulatory approval though subject to conditions such as arrangement of interim funding, ensuring continuing airworthiness of the aircrafts, outcome of the ongoing insolvency resolution proceedings at NCLT and the High Court of Delhi, is critical to the revival process.

On April 26, 2024, the High Court of Delhi, directed DGCA to deregister the aircrafts leased by Go First. Consequently, DGCA has deregistered all 54 aircrafts and the lessors have now reclaimed their aircrafts.

Considering cessation of operations of Go First and no visibility on the resumption of operations with recent adverse developments, the Company believes that there is significant uncertainty with respect to amounts recoverable from Go First and therefore, during the year ended March 31, 2024, the Company has recorded an impairment provision of USD 10,047.

25)
OTHER NON-CURRENT ASSETS

	As at March 31
Particulars	2023	2024
Prepaid expenses	53	85
Total	53	85

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

26)
CAPITAL AND RESERVES

A. Share Capital and Share Premium

	Ordinary Shares			Class B Shares
Particulars	Number	Share capital	Share premium	Number	Share capital	Share premium
Balance as at April 1, 2022	65,606,041	33	816,743	39,667,911	20	1,217,920
Shares issued during the year on exercise of share based awards	856,521	*	22,699	—	—	—
Balance as at March 31, 2023	66,462,562	33	839,442	39,667,911	20	1,217,920
Balance as at April 1, 2023	66,462,562	33	839,442	39,667,911	20	1,217,920
Shares issued during the year on exercise of share based awards	3,652,013	2	103,855	—	—	—
Balance as at March 31, 2024	70,114,575	35	943,297	39,667,911	20	1,217,920

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

B. Nature and purpose of reserves

i. Foreign currency translation reserve

The translation reserve comprises foreign currency differences arising from the translation of the financial statements of the India, Singapore, Malaysia, Hong Kong, Thailand, the United Arab Emirates, Peru, Colombia, Indonesia, Vietnam, Cambodia and China subsidiaries, from their respective functional currencies to the Company's presentation currency.

ii. Fair value reserves

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

iv. Equity component of convertible notes

It represents equity component of convertible notes.

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

27)
EARNINGS (LOSS) PER SHARE

The following is the reconciliation of the earnings or loss attributable to ordinary shareholders (including Class B shareholders) and weighted average number of ordinary shares (including Class B shares) used in the computation of basic and diluted earnings (loss) per share for the year ended March 31, 2022, 2023 and 2024:

	For the year ended March 31
Particulars	2022	2023	2024
Earnings (loss) attributable to ordinary shareholders (including Class B shareholders) used in computing basic earnings (loss) per share (A)	(45,405)	(11,321)	216,801
Interest expense and changes in carrying amount of convertible notes, net of tax	—	—	(10,857)
Earnings (loss) attributable to ordinary shareholders (including Class B shareholders) used in computing diluted earnings (loss) per share (B)	(45,405)	(11,321)	205,944
Weighted average number of ordinary shares (including Class B shares) outstanding used in computing basic earnings (loss) per share (C)	108,471,149	109,656,200	111,094,561
Dilutive effect of conversion of convertible notes	—	—	5,934,810
Dilutive effect of share based awards	—	—	1,206,485
Weighted average number of ordinary shares (including Class B shares) outstanding used in computing dilutive earnings (loss) per share (D)	108,471,149	109,656,200	118,235,856

Earnings (loss) per share (USD)
Basic (A/C)	(0.42)	(0.10)	1.95
Diluted (B/D)	(0.42)	(0.10)	1.74

For the year ended March 31, 2024, Nil (March 31, 2023: 1,336,069 and March 31, 2022: 1,430,737) employees share based awards, were excluded from the calculation of diluted weighted average number of ordinary shares as their effect would have been anti-dilutive.

For the year ended March 31, 2024, Nil (March 31, 2023: 5,934,810 and March 31, 2022: 5,934,810) ordinary shares issuable on conversion of convertible notes, were excluded from the calculation of diluted weighted average number of ordinary shares as their effect would have been anti-dilutive.

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

	As at March 31
Particulars	2023	2024
Non-current liabilities
Secured bank loans	1,903	2,609
Lease liabilities	13,747	12,969
Convertible notes	—	201,240
Non-current portion of loans and borrowings	15,650	216,818

	As at March 31
Particulars	2023	2024
Current liabilities
Current portion of secured bank loans	764	1,117
Current portion of lease liabilities	2,632	3,689
Current portion of convertible notes	216,118	—
Current portion of loans and borrowings	219,514	4,806

On February 9, 2021, the Company had issued USD 230,000 principal amount 0.00% convertible senior notes (the "Notes") including USD 30,000 in aggregate principal amount of the Notes issued pursuant to the full exercise of the initial purchasers’ option to purchase additional Notes.

The Notes are convertible based upon an initial conversion rate of 25.8035 of the Company’s ordinary shares, par value USD 0.0005 per share (the “ordinary shares”) per USD 1,000 principal amount of Notes (equivalent to a conversion price of approximately USD 38.75 per ordinary share). The Notes will mature on February 15, 2028, unless earlier repurchased, redeemed or converted. The Notes will be convertible into ordinary shares, at the option of the holders, in integral multiples of USD 1,000 principal amount, at any time prior to the close of business on the second business day preceding February 15, 2028. Holders of the Notes have the right to require the Company to repurchase for cash all or part of their Notes on February 15, 2024 and February 15, 2026 (each, a “repurchase date”) at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid special interest, if any, to, but excluding, the relevant repurchase date ("Repurchase Right").

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

The carrying amount of the liability component was calculated by measuring the fair value of a similar liability that does not have an associated conversion feature. The carrying amount of the equity component representing the conversion option was determined by deducting the fair value of the liability component from the initial proceeds and recorded as equity component of convertible notes in equity. The resulting discount, together with the allocated issuance costs, were accreted at an effective interest rate of 7.39% over the period from the issuance date to February 15, 2024, the earliest put date of the Notes representing the first date on which the amount could be required to be paid to the Notes holders.

On January 17, 2024, the Company notified holders of the Notes, of the right, at the option such holder, to require the Company to repurchase at par all of such holder’s Notes or any portion thereof that is an integral multiple of USD 1,000 principal amount for cash on February 15, 2024, or the Repurchase Right, if properly tendered by the holders subject to the terms and conditions set forth. However, no notes were tendered for repurchase. The next repurchase date will be February 15, 2026 as per the agreement.

Consequent to aforementioned event, the Company has adjusted the gross carrying amount of the Notes at the present value of the estimated future contractual cash flows that are discounted up to next repurchase date at the original effective interest rate to reflect actual and revised estimated contractual cash flows. The difference of USD 30,578 between the gross carrying amount as at February 15, 2024 and revised gross carrying amount is recognised in statement of profit or loss as reversal of finance cost, being change in carrying value of financial liabilities measured at amortised cost during the year ended March 31, 2024. The revised carrying amount of the Notes will be accreted up to the principal amount over a remaining period of 1.88 years representing the next date on which the amount could be required to be paid to the Notes holders.

Terms and repayment schedule of outstanding loans, lease liabilities and convertible notes:

				As at March 31, 2023		As at March 31, 2024
Particulars	Currency	Interest rate	Year of maturity	Original value	Carrying amount	Original value	Carrying amount
Secured bank loans	INR	7%-10%	2023 - 2029	3,397	2,667	4,961	3,726
Lease liabilities	Multiple	3%-12%	2023 - 2028	38,791	16,379	42,536	16,658
Convertible notes	USD	7.39%	2026	230,000	216,118	230,000	201,240

The bank loans are secured over motor vehicles with a carrying amount of USD 4,184 as at March 31, 2024 (March 31, 2023: USD 3,014).

The information related to contractual maturities of lease liabilities is disclosed in note 34.

Credit facilities

The Group has fund based limits with various banks amounting to USD 25,897 as at March 31, 2024 (March 31, 2023: USD 49,203). Additionally, in order to increase statement of financial position flexibility and provide a back-up source of liquidity for any contingencies or investment opportunities, the Group has secured credit and guarantee facilities of USD 70,000 from an affiliate of Group's largest shareholder. As at March 31, 2024, the Group has drawn Nil (March 31, 2023: Nil) against these limits.

As at March 31, 2024, the Group has non-fund based limits of USD 58,281 (March 31, 2023: USD 39,620) for bank guarantees, primarily in favour of International Air Transport Association (“IATA”) and other suppliers from various banks, against any payment default by the Company. Against these limits, the Group has pledged certain bank balances, term deposits, property, plant and equipment [excluding land, building, motor vehicles and buildings (right of use)] and trade receivables ("security") of USD 129,353 (March 31, 2023: USD 107,683) of various subsidiaries. However, in case of default, enforcement of security is limited to the extent of amount due against withdrawn limits. As at March 31, 2024 and March 31, 2023, the Parent Company has issued guarantees to banks in respect of credit facilities granted to MakeMyTrip (India) Private Limited.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Reconciliation of movements of liabilities to cash flows arising from financing activities:

Changes in cash flows from financing activities

	Liabilities
	Secured bank loans	Lease liabilities	Convertible Notes	Total
Balance as at April 1, 2021	735	15,646	187,574	203,955

Proceeds from bank loans	1,169	—	—	1,169
Repayment of bank loans	(479)	—	—	(479)
Additions to lease liabilities	—	1,804	—	1,804
Adjustment due to modifications	—	(1,053)	—	(1,053)
Payment of lease liabilities	—	(1,771)	—	(1,771)
Interest accrued	78	1,569	13,666	15,313
Interest paid	(78)	(1,569)	—	(1,647)
Effect of change in foreign exchange rates	(33)	(674)	—	(707)
Balance as at March 31, 2022	1,392	13,952	201,240	216,584

Proceeds from bank loans	2,168	—	—	2,168
Repayment of bank loans	(749)	—	—	(749)
Acquired through business combination	—	199	—	199
Additions to lease liabilities	—	7,255	—	7,255
Adjustment due to modifications	—	(1,435)	—	(1,435)
Payment of lease liabilities	—	(2,415)	—	(2,415)
Interest accrued	189	1,554	14,878	16,621
Interest paid	(189)	(1,554)	—	(1,743)
Effect of change in foreign exchange rates	(144)	(1,177)	—	(1,321)
Balance as at March 31, 2023	2,667	16,379	216,118	235,164

Proceeds from bank loans	2,114	—	—	2,114
Repayment of bank loans	(1,009)	—	—	(1,009)
Acquired through business combination	—	115	—	115
Additions to lease liabilities	—	3,540	—	3,540
Adjustment due to modification/change in estimate	—	(26)	(30,578)	(30,604)
Payment of lease liabilities	—	(3,105)	—	(3,105)
Interest accrued	266	1,783	15,700	17,749
Interest paid	(266)	(1,783)	—	(2,049)
Effect of change in foreign exchange rates	(46)	(245)	—	(291)
Balance as at March 31, 2024	3,726	16,658	201,240	221,624

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

29)
OTHER CURRENT LIABILITIES

	As at March 31
Particulars	2023	2024
Statutory liabilities	18,750	26,820
Employee related payables	6,929	8,467
Refund due to customers	34,025	45,870
Deferred income	279	105
Other liabilities (related to Hotel Travel Group) (refer note 14)	4,320	—
Other liabilities (related to business combination) (refer note 7 (a))	4,855	—
Total	69,158	81,262

30)
OTHER NON-CURRENT LIABILITIES

	As at March 31
Particulars	2023	2024
Deferred income	77	5
Other liabilities (related to business combination) (refer note 7 (c) and 7 (d))	4,513	12,438
Total	4,590	12,443

31)
TRADE AND OTHER PAYABLES

	As at March 31
Particulars	2023	2024
Trade payables	45,748	67,054
Accrued expenses	44,032	51,494
Total	89,780	118,548

The Group's exposure to currency and liquidity risk related to trade and other payables is disclosed in note 5 and 34.

32)
EMPLOYEE BENEFITS

	As at March 31
Particulars	2023	2024
Net defined benefit liability	7,090	9,316
Other long term employee benefit (liability for compensated absences)	1,796	2,346
Total employee benefit liabilities	8,886	11,662

	As at March 31
Particulars	2023	2024
Present value of unfunded obligation	7,090	9,316
Total	7,090	9,316

Defined Benefit Plan

The Group’s gratuity scheme for the employees of its Indian subsidiaries is a defined benefit plan. The plan in Q2T is funded, whereas plan for the rest of Indian subsidiaries are unfunded. Gratuity is paid as a lump sum amount to employees at retirement or termination of employment at an amount based on the respective employee’s eligible salaries and the years of employment with the Group.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

A. Movement in the net defined benefit liability

The following table shows a reconciliation from the opening balances to the closing balances for the net defined liability and its components:

Particulars	Defined benefit obligation		Fair value of plan assets		Net defined benefit liability
	As at March 31		As at March 31		As at March 31
	2023	2024	2023	2024	2023	2024
Balance as at April 1	7,457	7,245	(199)	(155)	7,258	7,090
Acquired through business combination (refer note 7(b), 7 (c) and 7 (d))	115	95	—	—	115	95
Included in profit or loss
Current service cost	1,133	1,180	—	—	1,133	1,180
Past service cost (credit)	—	(307)	—	—	—	(307)
Interest cost (income)	394	492	(11)	(11)	383	481
	1,527	1,365	(11)	(11)	1,516	1,354
Included in other comprehensive income
Remeasurement loss (gain) :
-Actuarial loss (gain) arising from :
-demographic assumptions	(9)	854	—	—	(9)	854
-financial assumptions	(327)	17	—	—	(327)	17
-experience adjustment	(130)	340	—	—	(130)	340
-Return on plan assets excluding interest income	—	—	(2)	1	(2)	1
	(466)	1,211	(2)	1	(468)	1,212
Effects of movement in foreign exchange rates	(609)	(118)	15	3	(594)	(115)
Other
Contribution by employer	—	—	(1)	(2)	(1)	(2)
Benefits paid	(779)	(331)	43	13	(736)	(318)
Balance as at March 31	7,245	9,467	(155)	(151)	7,090	9,316

Represented by:

	As at March 31
Particulars	2023	2024
Present value of defined benefit obligation	7,245	9,467
Less: fair value of plan assets	(155)	(151)
Net defined benefit liability	7,090	9,316

During the year ended March 31, 2024, the gratuity plan for the employees was amended for revision in the underlying ceiling limits.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

B.
Actuarial assumptions

Principal actuarial assumptions are given below:

As at March 31
Particulars	2023	2024
Discount rate (per annum)	7.00%-7.20%	6.90%-7.00%
Future salary growth (per annum)	5.00%-11.00%	7.00%-11.00%
Withdrawal rate	5.00%-25.00%	5.00%-25.00%
Retirement age (years)	58-65	58-65

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

C.
Sensitivity analysis

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

Particulars	For the year ended March 31, 2023		For the year ended March 31, 2024
	Increase	Decrease	Increase	Decrease
Discount rate (1% movement)	(269)	292	(560)	630
Future salary growth (1% movement)	281	(266)	594	(542)
Withdrawal rates (5%-10% movement)	(514)	883	(884)	1,853

D.
Plan assets

Plan assets comprise the following:

	As at March 31
Particulars	2023	2024
Funds managed by the insurer	100%	100%

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

G. Expected benefit payments for the year ending:

Amount
March 31, 2025	1,211
March 31, 2026	1,150
March 31, 2027	1,337
March 31, 2028	2,127
March 31, 2029	1,786
Thereafter	9,898

H. The Group expects to pay USD 38 in contributions to its defined benefit plans in the next annual reporting period.

I. The weighted average duration of the defined benefit obligation is 3-8 years (March 31, 2023: 3.5-8 years).

33)
SHARE BASED PAYMENT

Description of the share based payment arrangements

Share Option Programs (Equity-Settled)

a)
Share Incentive Plan
i)
Restricted Share Units (RSUs)

In 2010, the Group approved a share incentive plan in Mauritius, named the MakeMyTrip 2010 Share Incentive Plan (“Share Incentive Plan”). During the years ended March 31, 2022, 2023 and 2024, the Group granted restricted share units, or RSUs, under the plan to eligible employees. Each restricted share unit represents the right to receive one common share. The fair value of each restricted share unit is the market price of one common share of the Group on the date of grant.

Terms and Conditions of the RSUs

The terms and conditions relating to the RSUs grants under this Share Incentive Plan are given below:

Grant details	Number of instruments	Vesting conditions	Contractual life of RSUs
RSUs granted during the year ended March 31, 2022	2,413,442	Refer notes	4 – 9 years
RSUs granted during the year ended March 31, 2023	1,455,554	Refer notes	4 – 8 years
RSUs granted during the year ended March 31, 2024	829,578	Refer notes	4 – 8 years

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Notes:

Of the RSUs granted during the year ended March 31, 2024:

- Nil (March 31, 2023: Nil and March 31, 2022: 2,529) RSUs have graded vesting over 4 years: 10% on the expiry of 12 months from the grant date, 20% on the expiry of 24 months from the grant date, 30% on the expiry of 36 months from the grant date, 40% on the expiry of 48 months from the grant date.

- 571,784 (March 31, 2023: 1,120,117 and March 31, 2022: 1,072,635) RSUs have graded vesting over 4 years: 25% on the expiry of 12 months from the grant date, 25% on the expiry of 24 months from the grant date, 25% on the expiry of 36 months from the grant date, 25% on the expiry of 48 months from the grant date.

- Nil (March 31, 2023: Nil and March 31, 2022: 564,541) RSUs have graded vesting over 5 years: 20% on the expiry of 12 months from the grant date, 20% on the expiry of 24 months from the grant date, 20% on the expiry of 36 months from the grant date, 20% on the expiry of 48 months from the grant date, 20% on the expiry of 60 months from the grant date.

- Nil (March 31, 2023: Nil and March 31, 2022: 547,060) RSUs have 100% vesting on September 30, 2024, Nil (March 31, 2023: 335,274 and March 31, 2022: Nil) RSUs have 100% vesting on September 30, 2025 and 209,731(March 31, 2023: Nil and March 31, 2022: 225,816) RSUs have 100% vesting on September 30, 2026. Further, the Group's estimate of the number of shares to be issued is adjusted upward or downward based upon the probability of achievement of the factors like Group performance (revenue, profit and gross merchandise value) of next three financial years and service condition. Maximum shares the employees are eligible to receive under this scheme are 150% of the total RSUs granted.

- 48,063 (March 31, 2023: 163 and March 31, 2022: 861) RSUs were fully vested on the grant date.

- These RSUs can be exercised within a period of 48 months from the date of vesting or within a period of 6 months from the date of termination of employment, whichever is earlier.

The number and weighted average exercise price of RSUs under share incentive plan are as follows:

	Weighted Average Exercise Price per share (USD)	Number of Awards	Weighted Average Exercise Price per share (USD)	Number of Awards	Weighted Average Exercise Price per share (USD)	Number of Awards
	For the year ended March 31
Particulars	2022	2022	2023	2023	2024	2024
Outstanding at the beginning of the year	0.0005	5,979,731	0.0005	7,445,641	0.0005	7,773,744
Granted during the year	0.0005	2,413,442	0.0005	1,455,554	0.0005	829,578
Forfeited and expired during the year	0.0005	(424,405)	0.0005	(369,630)	0.0005	(178,993)
Exercised during the year	0.0005	(523,127)	0.0005	(757,821)	0.0005	(3,383,113)
Outstanding at the end of the year	0.0005	7,445,641	0.0005	7,773,744	0.0005	5,041,216
Exercisable at the end of the year	0.0005	3,869,396	0.0005	4,327,478	0.0005	2,234,132

The grant date fair value of RSUs granted during the year is in the range of USD 24.00 to USD 55.42 (March 31, 2023: USD 24.25 to USD 32.62 and March 31, 2022: USD 24.16 to USD 32.97).

The RSUs outstanding at March 31, 2024 have an exercise price per share of USD 0.0005 (March 31, 2023: USD 0.0005 and March 31, 2022: USD 0.0005) and a weighted average contractual life of 4.3 years (March 31, 2023: 3.9 years and March 31, 2022: 4.3 years).

During the year ended March 31, 2024, share based payment expense recognized under personnel expenses (refer note 13) amounted to USD 36,936 (March 31, 2023: USD 34,651 and March 31, 2022: USD 32,921) for the RSUs granted under the Share Incentive Plan.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

ii) Employee Stock Options (ESOPs)

In 2010, the Group approved a share incentive plan in Mauritius, named the MakeMyTrip 2010 Share Incentive Plan (“Share Incentive Plan”). Each ESOP represents the right to receive one hundred common equity shares of the Group. No options were granted during the years ended March 31, 2022, 2023 and 2024, respectively.

The number and weighted average exercise price of ESOPs under share incentive plan are as follows:

	Weighted Average Exercise Price per ESOP (USD)	Number of Awards	Weighted Average Exercise Price per ESOP (USD)	Number of Awards	Weighted Average Exercise Price per ESOP (USD)	Number of Awards
	For the year ended March 31
Particulars	2022	2022	2023	2023	2024	2024
Outstanding at the beginning of the year	2,229	19,489	2,229	19,489	2,229	18,502
Forfeited and expired during the year	2,229	—	2,229	—	2,229	—
Exercised during the year	2,229	—	2,229	(987)	2,229	(2,689)
Outstanding at the end of the year	2,229	19,489	2,229	18,502	2,229	15,813
Exercisable at the end of the year	2,229	12,949	2,229	18,502	2,229	15,813

The ESOPs outstanding at March 31, 2024 have an exercise price per option of USD 2,229 (March 31, 2023: USD 2,229 and March 31, 2022: USD 2,229) and a weighted average contractual life of 1.4 years (March 31, 2023: 2.4 years and March 31, 2022: 3.4 years).

During the year ended March 31, 2024, share based payment expense recognized under personnel expenses (refer note 13) amounted to Nil (March 31, 2023: USD 966 and March 31, 2022: USD 3,724) for the ESOPs granted under the Share Incentive Plan.

b) Employee Stock Option Plan 2015 ("Simplotel Plan 2015")

Simplotel, one of the Group’s subsidiary (refer note 7 (c)), approved a share option plan in India, named the Employees Stock Option Plan 2015, hereinafter referred as "Simplotel Plan 2015" in the year ended March 31, 2015. During the year ended March 31, 2024, 192 Simplotel Employee Stock Options ("Simplotel ESOP") (March 31, 2023: Nil) were granted to employees. Each Simplotel ESOP represents the right to receive one equity share of Simplotel.

The number and weighted average exercise price of employee stock options under the ESOP Plan 2015 are as follows:

	Weighted Average Exercise Price per share (USD)	Number of Awards	Weighted Average Exercise Price per share (USD)	Number of Awards
	For the year ended March 31		For the year ended March 31
Particulars	2023	2023	2024	2024
Outstanding at beginning of the year	0.12	1,073	0.12	1,065
Granted during the year	—	—	0.12	192
Forfeited and expired during the year	—	(8)	0.12	(55)
Outstanding at the end of the year	0.12	1,065	0.12	1,202
Exercisable at the end of the year	0.12	947	0.12	949

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Inputs for Measurement of Grant Date Fair Values of Simplotel ESOP Plan

For the year ended March 31, 2024
Fair value of ESOP and assumptions
Share price at grant date (USD)	442.90
Fair value at grant date (USD)	442.90
Exercise price (USD)	0.12
Expected volatility	46.50%
Expected term	6 years
Expected dividends	—
Risk-free interest rate	7.60%

192 Simplotel ESOPs have graded vesting over 4 years: 10% will vest on completion of one year from the grant date, remaining Simplotel ESOPs will equally vest quarterly thereafter in the remaining 3 years in the ratio 20% in second year, 30% in third year and 40% in fourth year from the date of grant.

The Simplotel ESOPs outstanding at March 31, 2024 have an exercise price per Simplotel ESOP of USD 0.12 (March 31, 2023: 0.12). The weighted average contractual life of the Simplotel ESOPs granted under this plan is 10 years.

During the year ended March 31, 2024, share based payment expense recognized under personnel expenses (refer note 13) amounted to USD 1 (March 31, 2023: USD 26), for the Simplotel ESOPs granted under Simplotel Plan 2015.

c) Book My Forex Employees Stock Option Plan, 2022 ("BMF Plan 2022")

BMF, one of the Group’s subsidiary (refer note 7 (b)), approved a plan in India, named the Book My Forex Employees Stock Option Plan, 2022, hereinafter referred as "BMF Plan 2022" in the year ended March 31, 2022. During the year ended March 31 2024, 2,490 BMF Employee Stock Options ("BMF ESOPs") (March 31, 2023: Nil) were granted to employees. Each BMF ESOP represents the right to receive one equity share of BMF.

The number and weighted average exercise price of BMF ESOPs under the BMF Plan 2022 are as follows:

	Weighted Average Exercise Price per share (USD)	Number of Awards
	For the year ended March 31
Particulars	2024	2024
Outstanding at beginning of the year	—	—
Granted during the year	0.12	2,490
Outstanding at the end of the year	0.12	2,490
Exercisable at the end of the year	—	—

Inputs for Measurement of Grant Date Fair Values of BMF Plan 2022

For the year ended March 31, 2024
Fair value of ESOP and assumptions
Share price at grant date (USD)	16.65
Fair value at grant date (USD)	16.65
Exercise price (USD)	0.12
Expected volatility	46.40%
Expected term	6 years
Expected dividends	—
Risk-free interest rate	7.32%

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Notes:

Of the BMF ESOPs granted during the year ended March 31, 2024:

- 1,992 BMF ESOPs have graded vesting over 2 years: 50% will vest on completion of one year from the grant date and remaining 50% will vest on completion of two years from the grant date.

- 498 BMF ESOPs have graded vesting over 3 years: one third each will vest on completion of one, two and three years from the grant date respectively.

The BMF ESOPs outstanding at March 31, 2024 have an exercise price per BMF ESOP of USD 0.12. The weighted average contractual life of the BMF ESOPs granted under this plan is 10.6 years.

During the year ended March 31, 2024, share based payment expense recognized under personnel expenses (refer note 13) amounted to USD 26 for the BMF ESOPs granted under BMF Plan 2022.

d) 2013 Employee Stock Option Plan ("Savaari Plan 2013")

Savaari, one of the Group’s subsidiary (refer note 7 (d)), approved a share option plan in India, named the 2013 Employee Stock Option Plan, hereinafter referred as "Savaari Plan 2013" during the year ended March 31, 2013. Each Savaari ESOP represents the right to receive one equity share of Savaari. No Savaari ESOPs were granted during the year ended March 31, 2024.

The number and weighted average exercise price of Savaari ESOPs under the Savaari Plan 2013 are as follows:

	Weighted Average Exercise Price per share (USD)	Number of Awards
	For the Year ended March 31
Particulars	2024	2024
Outstanding at the date of acquisition (refer note 7 (d))	0.01	30,710
Forfeited and expired during the year	0.01	(25)
Outstanding at the end of the year	0.01	30,685
Exercisable at the end of the year	0.01	30,637

The Savaari ESOPs outstanding at March 31, 2024 have an exercise price per Savaari ESOP of USD 0.01. The weighted average contractual life of the Savaari ESOPs granted under this plan is 6.1 years.

During the year ended March 31, 2024, share based payment expense recognized under personnel expenses (refer note 13) amounted to USD *, for the Savaari ESOPs granted under Savaari Plan 2013.

* less than 1

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

34)
FINANCIAL INSTRUMENTS

Credit Risk

Exposure to Credit Risk

The carrying amount of financial assets and contract assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	As at March 31
Particulars	2023	2024
Contract assets	—	253
Trade and other receivables	75,026	99,646
Receivable from related party	49	24
Term deposits	202,674	280,688
Cash and cash equivalents (except cash in hand)	283,938	326,907
Total	561,687	707,518

The cash and cash equivalents and term deposits are mainly held with banks, which are rated A+, AAA, AA-, A-, BBB-, BB+ and BB- based on rating agency Fitch ratings. The Group considers that its cash and cash equivalents and term deposits have low credit risk based on the external credit ratings of the counterparties.

The maximum exposure to credit risk for contract assets and trade and other receivables at the reporting date, categorised by type of counterparty was:

	As at March 31
Particulars	2023	2024
Airlines	18,617	28,549
Retail customers	1,301	1,856
Corporate customers	35,079	48,465
Deposit with hotels and others	8,260	9,804
Others	11,769	11,225
Total	75,026	99,899

Impairment Losses

The Group uses a provision matrix to compute the expected credit loss allowance for contract assets and trade and other receivables. The provision matrix takes into account available external and internal credit risk factors such as credit default and the Group's historical experience with customers.

The age of contract assets and trade and other receivables at the reporting date was:

	As at March 31
	2023		2024
Particulars	Gross	Impairment	Gross	Impairment
Not past due	39,796	—	55,815	—
Past due 0-30 days	18,417	—	25,361	—
Past due 30-120 days	12,446	—	14,606	—
More than 120 days	6,981	2,614	7,316	3,199
Total	77,640	2,614	103,098	3,199

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

The movement in the allowance for impairment in respect of contract assets and trade and other receivables during the year was as follows:

	For the year ended March 31
Particulars	2023	2024
Balance at the beginning of the year	2,812	2,614
Allowance for impairment	349	837
Reversal of allowance for impairment	(165)	—
Amounts written off against the allowance	(195)	(201)
Effects of movement in exchange rate	(187)	(51)
Balance at the end of the year	2,614	3,199

Allowance for impairment mainly represents amounts due from airlines and corporate customers. Based on historical experience, the Group believes that no impairment allowance is necessary, apart from above, in respect of contract assets and trade and other receivables.

Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

As at March 31, 2023

Non-derivative financial liabilities (including hybrid financial liabilities)	Carrying amount	Contractual cash flows*	6 months or less	6 -12 months	1 -2 years	2 -5 years	More than 5 years
Convertible notes	216,118	230,000	—	230,000	—	—	—
Lease liabilities	16,379	21,549	2,342	2,046	4,272	11,124	1,765
Secured bank loans	2,667	3,077	485	462	850	1,279	1
Trade and other payables	89,780	89,780	89,780	—	—	—	—
Other liabilities (related to business combinations)	9,368	10,479	5,071	—	—	5,408	—
Other liabilities (related to Hotel Travel Group)	4,320	4,320	4,320	—	—	—	—
Refund due to customers	34,025	34,025	34,025	—	—	—	—
Total	372,657	393,230	136,023	232,508	5,122	17,811	1,766

Notes: * Represents undiscounted cash flows of interest and principal

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

As at March 31, 2024

Non-derivative financial liabilities (including hybrid financial liabilities)	Carrying amount	Contractual cash flows*	6 months or less	6 -12 months	1 -2 years	2 -5 years	More than 5 years
Convertible notes	201,240	230,000	—	—	230,000	—	—
Lease liabilities	16,658	20,689	2,790	2,601	5,345	9,953	—
Secured bank loans	3,726	4,325	710	682	1,230	1,703	^
Trade and other payables	118,548	118,548	118,548	—	—	—	—
Other liabilities (related to business combinations)	12,438	12,438	—	—	—	12,438	—
Refund due to customers	45,870	45,870	45,870	—	—	—	—
Total	398,480	431,870	167,918	3,283	236,575	24,094	—

Notes: ^ less than 1

* Represents undiscounted cash flows of interest and principal

The balanced view of liquidity and financial indebtedness (excluding lease liabilities) is stated in the table below:

	As at March 31
Particulars	2023	2024
Cash and cash equivalents	284,018	327,065
Term deposits	202,674	280,688
Loans and borrowings	(218,785)	(204,966)
Net cash position	267,907	402,787

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

The Group’s exposure to foreign currency risk was based on the following amounts as at the reporting dates (in equivalent USD):

Between USD and INR

	As at March 31
Particulars	2023	2024
Trade and other receivables	3,411	2,629
Trade and other payables	(212,192)	(218,083)
Cash and cash equivalents	*	5
Net exposure	(208,781)	(215,449)

* less than 1

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Between AED and INR

	As at March 31
Particulars	2023	2024
Trade and other receivables	35,336	41,381
Trade and other payables	(664)	(1,923)
Cash and cash equivalents	14	38
Net exposure	34,686	39,496

Between INR and AED

	As at March 31
Particulars	2023	2024
Trade and other receivables	83,572	82,449
Net exposure	83,572	82,449

The following significant exchange rates applied during the year:

	Average exchange rate per unit		Reporting date rate per unit
	Financial Year		As at March 31
	2022-23	2023-24	2023	2024
INR to USD	0.0125	0.0121	0.0122	0.0120
INR to AED	0.0458	0.0444	0.0447	0.0441
AED to INR	21.8559	22.5401	22.3716	22.6913

Sensitivity Analysis

Any change in the exchange rate of USD or AED against currencies other than INR is not expected to have significant impact on the Group’s profit or loss. Accordingly, a 10% appreciation of the USD or AED against the INR and INR against AED would have impact on profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables remain constant.

	For the year ended March 31
Particulars	2023	2024
	Profit or loss
10% strengthening of USD against INR	(20,878)	(21,545)
10% strengthening of AED against INR	3,469	3,950
10% strengthening of INR against AED	8,357	8,245

A 10% depreciation of the USD or AED against INR and INR against AED, would have had the equal but opposite effect on the above currency to the amounts shown above, on the basis that all other variables remain constant.

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Fair values

Fair Values versus Carrying Amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

		As at March 31, 2023		As at March 31, 2024
	Note	Carrying amount	Fair value	Carrying amount	Fair value

Financial assets measured at fair value
Other investments - equity securities (FVOCI)	9	452	452	452	452
Other investments - equity securities (FVTPL)	9	591	591	591	591
Other investments - other securities (FVTPL)	9	149	149	242	242
		1,192	1,192	1,285	1,285

Financial assets not measured at fair value (amortised cost)
Trade and other receivables	21	75,026	75,026	99,646	99,646
Term deposits	23	202,674	202,674	280,688	280,688
Cash and cash equivalents	22	284,018	284,018	327,065	327,065
Receivable from related party	24	49	49	24	24
Other investments - other securities	9	76	76	76	76
		561,843	561,843	707,499	707,499

Financial liabilities measured at fair value
Other liabilities (related to business combination)	29,30	9,368	9,368	12,438	12,438
		9,368	9,368	12,438	12,438

Financial liabilities not measured at fair value (amortised cost)
Secured bank loans	28	2,667	2,667	3,726	3,726
Trade and other payables	31	89,780	89,780	118,548	118,548
Refund due to customers	29	34,025	34,025	45,870	45,870
Other liabilities (related to Hotel Travel Group)	29	4,320	4,320	—	—
Convertible notes	28	216,118	212,189	201,240	197,698
		346,910	342,981	369,384	365,842

The fair value measurements of financial assets and liabilities reported above have been categorized as Level 1 and Level 3 fair values based on the inputs to the valuation techniques used.

Fair value of trade and other receivables, term deposits, cash and cash equivalents, receivable from related party, other liabilities (related to Hotel Travel Group), trade and other payables and refund due to customers reasonably approximates to its carrying amount.

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
•
Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	As at March 31, 2023
Particulars	Level 1	Level 2	Level 3	Total

Other investments - equity securities (FVOCI)	—	—	452	452
Other investments - equity securities (FVTPL)	—	—	591	591
Other investments - other securities (FVTPL)	149	—	—	149
Total	149	—	1,043	1,192
Other liabilities (related to business combinations)	—	—	9,368	9,368
Total	—	—	9,368	9,368

	As at March 31, 2024
Particulars	Level 1	Level 2	Level 3	Total

Other investments - equity securities (FVOCI)	—	—	452	452
Other investments - equity securities (FVTPL)	—	—	591	591
Other investments - other securities (FVTPL)	242	—	—	242
Total	242	—	1,043	1,285
Other liabilities (related to business combinations)	—	—	12,438	12,438
Total	—	—	12,438	12,438

There were no transfers between Level 1, Level 2 and Level 3 during the year.

The following tables shows a reconciliation from the opening balances to the closing balances for fair value measurement in Level 3 of the fair value hierarchy:

	As at March 31, 2023
Particulars	Other liabilities (related to business combinations)	Other investments (equity securities-FVOCI)	Other investments (equity securities - FVTPL)

Opening balances	10,075	452	3,412
Acquired in business combinations (refer note 7 (c))	4,411	—	—
Total gains and losses recognized in:
—profit or loss	673	—	(2,821)
—other comprehensive income (loss)
-net change in fair value	(858)	—	—
-effect of movements in foreign exchange rates	102	—	—
Payment during the period (refer note 7 (a))	(5,035)	—	—
Closing balances	9,368	452	591

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

	As at March 31, 2024
Particulars	Derivative	Other liabilities (related to business combinations)	Other investments (equity securities-FVOCI)	Other investments (equity securities - FVTPL)

Opening balances	—	9,368	452	591
Acquired in investment in equity accounted investee	5,084	—	—	—
Acquired in business combinations (refer note 7 (d))	—	7,311	—	—
Total gains and losses recognized in:
—profit or loss	115	215	—	—
—other comprehensive income (loss)
-effect of movements in foreign exchange rates	—	(207)	—	—
—equity	—	3,178	—	—
Payment during the period (refer note 7 (a))	—	(7,427)	—	—
Derecognition on discontinuation of equity accounted investment (refer note 7 (d))	(5,199)	—	—	—
Closing balances	—	12,438	452	591

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Valuation Techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 3 fair values as at March 31, 2023 and March 31, 2024, as well as the significant unobservable inputs used.

Financial Instruments measured at fair value:

Type	Valuation technique	Significant unobservable inputs	Inter- relationship between significant unobservable inputs and fair value measurement
Other investments - equity securities (FVTPL)	Market comparison technique: The valuation model is based on market multiple derived from quoted prices of companies comparable to the investee.	Net revenue multiple: 3.7 - 4.8 (March 31, 2023: 3.7 - 4.8)	The estimated fair value would increase (decrease) if: – the net revenue multiple was higher (lower)
Other liabilities (related to business combinations) - Q2T	Discounted cash flows: The valuation model considers the present value of the expected future payments, discounted using a risk-adjusted discount rate.	Expected cash flows: March 31, 2023: USD 5,071 Risk-adjusted discount rate: March 31, 2023: 10.2%	The estimated fair value would increase (decrease) if: – the expected cash flows were higher (lower); – the risk-adjusted discount rate was lower (higher)
Other liabilities (related to business combinations) - Simplotel

Monte Carlo Simulation (MCS): The valuation model incorporates assumptions as to volatility, risk free interest rate, discount rate, revenue and earnings before interest, tax, depreciation and amortisation (EBITDA).

Volatility: 23.8% - 53.5% (March 31, 2023: 25.3% -58.5%)
Risk free interest rate: 7.13% (March 31, 2023: 7.25%)
Discount rate: 22.0% (March 31, 2023: 19.7%)
Revenue for 12 months ended September 30, 2025 - USD 4,907 (March 31, 2023: USD 5,442)
EBITDA (loss) for 12 months ended September 30, 2025 - USD (265) (March 31, 2023: USD (48))

The estimated fair value would increase (decrease) if:
– the volatility was higher (lower)
– the risk free interest rate was lower (higher)
– the discount rate was lower (higher)
– the revenue was higher (lower)
– the EBITDA was higher (lower)

Other liabilities (related to business combinations) - Savaari

Monte Carlo Simulation (MCS): The valuation model incorporates assumptions as to volatility, risk free interest rate, discount rate, net revenue, servicing margin, profit before tax and financial parameters.

Volatility: 31.2% - 45.0%
Risk free interest rate: 7.17%
Discount rate: 17.0%-20.8%
Net revenue - USD 6,361 - USD 9,674
Servicing margin - USD 1,790 - USD 2,648
Profit before tax - USD 1.037 - USD 2,434
Financial parameters - USD 4,883 - USD 7,064

The estimated fair value would increase (decrease) if:
– the volatility was lower (higher)
– the risk free interest rate was lower (higher)
– the discount rate was lower (higher)
– the net revenue was higher (lower)
– the servicing margin was higher (lower)
– the profit before tax was higher (lower)
– the financial parameters were higher (lower)

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

(Amounts in USD thousands, except per share data and share count)

Sensitivity Analysis

Other investments – equity securities (FVTPL)

For the fair values of other investments - equity securities (FVTPL), reasonably possible changes of 100 basis points at the reporting date to the significant unobservable input, holding other inputs constant, would have the following effects:

	For the year ended March 31, 2023		For the year ended March 31, 2024
	Profit or loss		Profit or loss
	Increase	Decrease	Increase	Decrease
Net revenue multiple	4	(4)	4	(4)

Other liabilities (related to business combination) - Q2T

For the fair values of other liabilities (related to business combinations), reasonably possible changes of 100 basis points at the reporting date to one of the significant unobservable inputs, holding other inputs constant, would have the following effects:

	For the year ended March 31, 2023
	Profit or loss
	Increase	Decrease

Risk adjusted discount rate	(17)	18

Other liabilities (related to business combination) - Simplotel

For the fair values of other liabilities (related to business combinations), reasonably possible changes in significant unobservable inputs at the reporting date, holding other inputs constant, would have the following effects:

	For the year ended March 31, 2023		For the year ended March 31, 2024
	Equity		Equity
	Increase	Decrease	Increase	Decrease
Volatility (1% Movement)	20	(22)	10	(10)
Risk free interest rate (1% Movement)	(17)	16	(8)	8
Discount rate (0.5% Movement)	(39)	40	(26)	26
Revenue for 12 months ended September 30, 2025 (1% Movement)	38	(38)	42	(42)

Other liabilities (related to business combination) - Savaari

For fair values of other liabilities (related to business combinations), reasonably possible changes in significant unobservable inputs at the reporting date, holding other inputs constant, would have the following effects:

	For the year ended March 31, 2024
	Equity
	Increase	Decrease
Volatility (1% Movement)	(17)	16
Risk free interest rate (1% Movement)	(120)	123
Discount rate (0.5% Movement)	(12)	(43)
Net revenue (1% Movement)	26	(26)
Servicing margin (1% Movement)	15	(15)
Profit before tax (1% Movement)	10	(10)
Financial parameters (0.25% Movement)	197	(124)

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

35)
CAPITAL COMMITMENTS

Estimated amount of contracts remaining to be executed on capital account and not provided for (net of advances) aggregate to USD 455 as at March 31, 2024 (March 31, 2023: USD 266).

36)
LEASES

Leases as lessee

The Group leases properties for offices. The lease typically runs for a period of 1-12 years. Some leases also include common area maintenance charges along with monthly rentals.

Information about leases for which the Group is a lessee is presented below:

i) Right-of-use assets

The Group presents right-of-use assets that do not meet the definition of investment property as 'property, plant and equipment' with the same line item as it presents underlying assets of the same nature that it owns (refer note 18).

	As at March 31
	2023	2024
Opening balance	11,618	13,931
Additions to right-of-use assets	7,530	3,792
Acquired through business combination (refer note 7(b), 7 (c) and 7 (d))	202	109
Derecognition of right-of-use assets	(1,245)	(22)
Depreciation charged during the year	(3,220)	(3,767)
Effect of movements in foreign exchange rates	(954)	(198)
Closing Balance	13,931	13,845

ii) Amounts recognised in statement of profit or loss

	For the year ended March 31
	2022	2023	2024
Interest on lease liabilities (refer note 16)	1,569	1,554	1,783
Depreciation on right-of-use assets (refer note 18)	3,064	3,220	3,767

iii) Amounts recognised in statement of cash flows

	For the year ended March 31
	2022	2023	2024
Total cash outflows for leases (principal + interest)	3,340	3,969	4,888

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

37)
RELATED PARTIES

Related parties and nature of related party relationships:

Nature of relationship	Name of related parties
Key management personnel	Deep Kalra
Key management personnel	Rajesh Magow
Key management personnel	Mohit Kabra
Key management personnel	Aditya Tim Guleri
Key management personnel	James Jianzhang Liang#
Key management personnel	Paul Laurence Halpin#
Key management personnel	Jane Jie Sun#
Key management personnel	Xing Xiong#
Key management personnel	May Yihong Wu (from May 15, 2024)
Key management personnel	Moshe Rafiah# (from May 15, 2024)
Key management personnel	Cindy Xiaofan Wang# (up to May 15, 2024)
Key management personnel	Xiangrong Li (up to May 15, 2024)
Entity providing key management personnel services	IQ EQ Corporate Services (Mauritius) Limited
Entities having significant influence over the Company and its subsidiaries	Trip.com Group Limited and its subsidiaries
Equity-accounted investee	Saaranya Hospitality Technologies Private Limited
Equity-accounted investee	PasajeBus SpA
Equity-accounted investee	Savaari Car Rentals Private Limited (from December 1, 2023 to January 17, 2024) (refer note 7 (d))
Equity-accounted investee	Simplotel Technologies Private Limited (up to September 28, 2022) (refer note 8 (b))
Equity-accounted investee	Inspirock, Inc. (up to October 19, 2021) (refer note 8 (a))

Notes: # nominees of Trip.com Group, Limited (Trip.com)

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

(A) Transactions with key management personnel:

Key management personnel compensation comprised:

	For the year ended March 31
Particulars	2022	2023	2024
Short-term employee benefits	2,351	1,997	1,937
Post-employment benefits	288	88	129
Other long-term benefits	36	14	10
Share based payment	16,930	12,015	11,425
Legal and professional	84	84	84
Total	19,689	14,198	13,585

	As at March 31
Balance Outstanding	2023	2024
Employee related payables	552	589
Accrued expenses	78	75

(B)
Transactions with entity providing key management personnel services:

	For the year ended March 31
Transactions	2022	2023	2024
Key management personnel services	7	7	7
Consultancy services	16	20	25

(C)
Transactions with entity having significant influence over the Company and its subsidiaries:

a)
Trip.com and its subsidiaries

	For the year ended March 31
Transactions	2022	2023	2024
Sale of air ticketing^	211	768	1,538
Purchase of air ticketing^	475	40,954	96,996
Sale of hotels and packages^	1,204	5,192	3,005
Purchase of hotels and packages^	3,015	14,575	16,595
Commission received	23	100	51
Commission paid	149	673	402
Marketing alliances	—	50	180
Other operating expenses	306	4,572	5,268
Advance given	1,074	—	—
Advance given received back	1,074	—	—

^ represents gross amount booked/charged for the air ticketing and hotels and packages transactions.

	As at March 31
Balance Outstanding	2023	2024
Trade and other receivables	969	344
Trade payables	4,926	6,611
Advance to suppliers	134	179

(D)
Transactions with equity-accounted investees and its subsidiaries:

a)
Saaranya Hospitality Technologies Private Limited

	For the year ended March 31
Transactions	2022	2023	2024
Repayment of loan given	—	—	24
Interest income	3	4	2

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

	As at March 31
Balance Outstanding	2023	2024
Receivable from related party	49	24
Interest accrued	*	*

* less than 1

b)
PasajeBus SpA

	For the year ended March 31
Transactions	2022	2023	2024
Ancillary revenue	114	168	150

	As at March 31
Balance Outstanding	2023	2024
Trade and other receivables	22	20

c)
Savaari Car Rentals Private Limited

	For the year ended March 31
Transactions	2022	2023	2024

Other travel services - purchase for car bookings^	—	—	493
Commission received	—	—	43

^represents gross amount booked/charged for the car bookings

(E)
Terms & conditions

All outstanding balances with these related parties are to be settled in cash. None of the balances are secured. No expense has been recognised in the current year or prior year for bad or doubtful debts in respect of amounts owed by related parties.

38)
LIST OF MATERIAL SUBSIDIARIES

Name of entity	Place of Incorporation	Ownership interest as at March 31, 2023	Ownership interest as at March 31, 2024
MakeMyTrip Inc.	Delaware, USA	100%	100%
MakeMyTrip (India) Private Limited	India	100%	100%
Ibibo Group Holdings (Singapore) Pte. Ltd.	Singapore	100%	100%
Quest 2 Travel.com India Private Limited	India	83.66%	100%

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