Form 20-F
period 2025-03-31
MakeMyTrip Ltd
filed 2025-06-16
CIK 1495153

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2025

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

Mohit Kabra

Group Chief Financial Officer

(91-124) 439-5000

groupcfo@go-mmt.com

19th Floor, Building No. 5

DLF Cyber City

Gurugram, India, 122002

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

Class	Number of Shares Outstanding as of March 31, 2025
Ordinary shares, $0.0005 par value per share (“ordinary shares”)	71,594,512 shares outstanding
Class B convertible ordinary shares, par value $0.0005 per share (“Class B Shares”)	39,667,911 shares outstanding

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

Yes ☐ No ☐

CONVENTIONS USED IN THIS ANNUAL REPORT

In this Annual Report, we refer to information regarding the travel service industry and our competitors from market research reports, analyst reports and other publicly available sources, including the Directorate General of Civil Aviation, the Indian governmental regulatory body for civil aviation, or the DGCA; the Telecom Regulatory Authority of India, or TRAI; the Government of India Press Information Bureau, or PIB; and the Reserve Bank of India, or RBI. References to IATA are to the International Air Transport Association.

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

•
Bitla Software Private Limited, or Bitla;
•
Book My Forex Private Limited, or Book My Forex;
•
ITC Bangkok Co., Ltd., Thailand, the main operating entity of the group of companies known as the ITC Group;
•
Luxury Tours & Travel Pte. Ltd., Singapore, or Luxury Tours;
•
MakeMyTrip Inc., or MMT USA;
•
MakeMyTrip Travel & Tourism L.L.C, or MMT UAE;
•
Quest 2 Travel.com India Private Limited, or Quest 2 Travel;
•
Savaari Car Rentals Private Limited, or Savaari;
•
Simplotel Technologies Private Limited, or Simplotel; and
•
TripMoney Fintech Solutions Private Limited, or TripMoney.

In this Annual Report, unless otherwise stated or unless the context otherwise requires, references to “we”, “us”, “our”, “our company” or “our group” are to MakeMyTrip Limited and its subsidiaries collectively, and references to “our holding company” are to MakeMyTrip Limited on a standalone basis.

In this Annual Report, references to “US”, “U.S.”, “the United States” or “USA” are to the United States of America, its territories and its possessions, references to “India” are to the Republic of India, references to “Colombia” are to the Republic of Colombia, references to “GCC” are to the Gulf Cooperation Council, references to “Indonesia” are to the Republic of Indonesia, references to “Malaysia” are to the Federation of Malaysia, references to “Mauritius” are to the Republic of Mauritius, references to “Peru” are to the Republic of Peru, references to “Vietnam” are to the Socialist Republic of Vietnam, references to “Cambodia” are to the Kingdom of Cambodia, references to “Singapore” are to the Republic of Singapore, references to “Thailand” are to the Kingdom of Thailand and references to “UAE” are to the United Arab Emirates. References to “$”, “dollars” or “US dollars” are to the legal currency of the United States, references to “Rs.,” “Rupees”, “INR” or “Indian Rupees” are to the legal currency of India, references to “€” are to the Euro and references to “Emirati Dirhams” are to the legal currency of the UAE. References to “2028 Notes” are to our $230.0 million in aggregate principal amount of 0.00% convertible senior notes due 2028.

Our consolidated financial statements and other financial data included in this Annual Report are presented in US dollars. Our business and operations are primarily conducted in India through our Indian subsidiaries, MMT India and redBus India. The functional currency of MMT India and redBus India is Indian Rupees and its revenues and expenses are denominated in that currency. We report our consolidated financial results in US dollars. Solely for the convenience of the reader, this Annual Report contains translations of certain Indian Rupee amounts into US dollars at specified rates. Except as otherwise stated in this Annual Report, all translations from Indian Rupees to US dollars are based on the middle rate of Rs. 85.47 per $1.00 on March 31, 2025, as per rates available on www.oanda.com. No representation is made that the Indian Rupee amounts referred to in this Annual Report could have been or could be converted into US dollars at such rates or any other rates. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Unless otherwise indicated, the consolidated financial statements as of March 31, 2024 and 2025 and for the fiscal years ended March 31, 2023, 2024 and 2025 included elsewhere in this Annual Report have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. References to a particular “fiscal year” or “financial year” are to our fiscal year ended March 31 of that year. Our fiscal quarters end on June 30, September 30, December 31 and March 31. References to a year other than a “fiscal” year are to the calendar year ended December 31.

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

We evaluate our financial performance in each of our reportable segments based on our key performance indicators, Adjusted Margin and Adjusted Margin %, which are non-IFRS measures and segment profitability measures. Adjusted Margin represents IFRS revenue after adding back customer inducement costs in the nature of customer incentives, customer acquisition costs and loyalty program costs which are reported as a reduction of revenue, and deducting the cost of procurement of services primarily relating to sales to customers where we act as the principal. Adjusted Margin % represents Adjusted Margin as a percentage of gross bookings.

As certain parts of our revenues are recognized on a “net” basis when we are acting as an agent, and other parts of our revenue are recognized on a “gross” basis when we are acting as the principal, we evaluate our financial performance in each of our reportable segments based on Adjusted Margin, which is a non-IFRS measure and a segment profitability measure, as we believe that Adjusted Margin reflects the value addition of the travel services that we provide to our customers. Income from packages, including income on airline tickets sold to customers as a part of tours and packages is accounted for on a “gross” basis as our company controls the services before such services are transferred to travelers. Revenue from the packages business which is accounted for on a “gross” basis represents the total amount paid by customers for these travel services and products, while our cost of procuring the relevant services and products for sale to our customers in this business is classified as service cost. Similarly, in our car bookings business we generally recognize revenue on a “gross” basis. See “Item 5. Operating and Financial Review and Prospects — Our Revenue, Service Cost and Expenses — Revenue.”

We also refer to Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per Share which are non-IFRS measures and most directly comparable to results from operating activities, profit (loss) for the year and diluted earnings (loss) per share for the year, respectively, each of which is an IFRS measure. We use financial measures that exclude share-based compensation costs, merger and acquisitions related expenses, amortization of acquired intangibles, gain on discontinuation of equity-accounted investment, impairment provision for non-financial assets, net change in value of financial liability relating to acquisitions, change in fair value of financial asset measured at fair value through profit or loss (FVTPL), share of loss (profit) of equity-accounted investees, gain on change in carrying value of financial liabilities measured at amortized cost, interest expense on financial liabilities measured at amortized cost and income tax expense (benefit) for our internal management reporting, budgeting and decision-making purposes, including comparing our operating results to that of our competitors.

A limitation of using Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per Share instead of results from operating activities, profit (loss) for the year and diluted earnings (loss) per share for the year calculated in accordance with IFRS as issued by the IASB is that these non-IFRS financial measures exclude a recurring cost, for example, share-based compensation. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per Share. Because of varying available valuation methodologies and subjective assumptions that companies can use when applying IFRS 2 “Share based payment,” management believes that providing non-IFRS measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies. For a description of the components and calculation of “Adjusted Operating Profit (Loss)”, “Adjusted Net Profit (Loss)”, and “Adjusted Diluted Earnings (Loss) per Share” and a reconciliation of these non-IFRS measures to the most directly comparable IFRS measures, see “Item 5. Operating and Financial Review and Prospects — Certain Key Performance Indicators and Non-IFRS Measures” elsewhere in this Annual Report.

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

We believe that our current calculations of Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss), Adjusted Diluted Earnings (Loss) per Share, Adjusted Margin, Adjusted Margin % and constant currency results represent a balanced approach to adjusting for the impact of certain discrete, unusual or non-cash items and other items such as customer inducement costs in the nature of customer incentives, customer acquisition costs and loyalty program costs, which we believe are representative of our operating results and provide useful information to investors and analysts. We believe that investors and analysts in our industry use these non-IFRS measures and key performance indicators to compare our company and our performance to that of our global peers.

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

In some cases, these forward-looking statements can be identified by words or phrases such as “aim”, “anticipate”, “believe”, “continue”, “estimate”, “expect”, “is/are likely to”, “intend”, “may”, “potential”, “plan”, “project”, “should”, “seek”, “will”, or other similar expressions.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information — D. Risk Factors.”

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

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should carefully consider all of the information set forth in this section and elsewhere in this Annual Report and in the other documents we file with or furnish to the SEC before deciding to invest in or to maintain an investment in our securities. Our business, financial condition or results of operations could be materially and/or adversely affected by any of these risks, any of which could have an adverse effect on the trading price of our securities. Additional risks not presently known to us or that we currently deem immaterial may also impair our business, financial condition and results of operations.

Summary of Risk Factors

Our business is subject to a number of risks and uncertainties, including those described in Item 3.D. of this Annual Report. If any of those risks are realized, our business, financial condition and results of operations could be materially and adversely affected. Set forth below is a summary list of the key risks to our business:

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
•
the potential for disruptive competition in various forms including but not limited to new businesses, business models or technology in the travel industry in India and worldwide;
•
risks associated with online commerce in cyber security, system interruptions and, data privacy;
•
changing laws and regulations in India and worldwide;
•
political, economic and social stability in and around India and other key travel destinations; and
•
the other matters described in “Risk Factors.”

Risks Related to Us and Our Industry

Disruptions or Adverse Developments, Events or Incidents in the Travel Industry Could Adversely Affect Our Business and Financial Performance.

Our business and financial performance is affected by the health of the travel industry in India and worldwide. Events specific to the travel industry that could negatively affect our business include changes in supply and pricing, changes in the commercial aviation landscape, fare increases, travel-related strikes, aviation accidents or labor unrest, general civil unrest, fuel price volatility and bankruptcies or liquidations of our suppliers. For example, as the domestic Indian air travel industry is concentrated among a small base of domestic airlines, adverse market developments, particularly among the larger domestic airlines, are more likely to impact our business. For instance, Go Airlines (India) Limited, or Go First, being one of our top domestic airline suppliers in prior years, suspended all of its flight operations since May 3, 2023, and filed an application for voluntary insolvency resolution proceedings. On January 20, 2025, the National Company Law Tribunal, or NCLT, ordered Go First to be liquidated. These events reduced the supply of air travel tickets available on our platform and resulted in disruptions to our customers’ travel plans.

Additionally, our business is sensitive to safety concerns, and thus our business has in the past been impacted and may in the future be impacted on account of incidents of actual or threatened terrorism, political instability or conflict or other factors due to which travelers become concerned about safety. Our business, financial condition and results of operations may be adversely affected by geopolitical instability and terrorist activities in the regions we operate. See “Risk Factors — Risks Related to Operations in India — The Travel Industry in India is Susceptible to Extraneous Events Such As Terrorist Attacks and Other Acts of Violence, Which May Result in a Reduction in Travel Volumes to Affected Areas.”

Natural disasters such as earthquakes, tsunamis, floods, landslides, cyclones and droughts, which have occurred in India and elsewhere in the past, can have an adverse impact on economic activity and travel demand in affected areas. Major public health issues, including outbreaks of disease or other epidemics or pandemics, could have a significant negative impact on our travel business. In the past, the COVID-19 pandemic and efforts to stop the spread of COVID-19 severely restricted the level of economic activity around the world, had an unprecedented significant negative impact on the global travel industry, and materially impacted our business, financial performance and liquidity position, as well as those of many of the partners on which our business relies. The travel industry globally was severely disrupted by the COVID-19 pandemic throughout much of fiscal years 2021 and 2022, which resulted in significant travel cancellations and a steep reduction of domestic and international travel.

Such events are outside our control and any future outbreak of contagious diseases or similar adverse public health developments could result in a significant decrease in demand for our travel services. Any such decrease in demand, depending on its scope and duration, together with any other issues affecting travel safety, could significantly and adversely affect our business and financial performance over the short and long term. The occurrence of such events could result in disruptions to our customers’ travel plans and we may incur additional costs and face liquidity constraints if we provide relief to affected customers by not charging cancellation fees or by refunding the cost of airline tickets, hotel reservations and other travel services and products. If there is a prolonged substantial decrease in travel volumes, for these or any other reasons, our business, financial condition and results of operations would be adversely affected.

Our Business, Financial Condition and Results of Operations Could Be Adversely Affected by Global Economic Conditions.

Perceived or actual adverse economic conditions, including slow, slowing or negative economic growth, increase in unemployment rates, inflation and weakening currencies, the imposition of tariffs by the US on various countries and the countermeasures taken by such countries and any resulting negative impact on economy in the United States of America and rest of the world, concerns over government responses such as higher taxes and reduced government spending, could impair consumer spending and adversely affect travel demand. Consumer purchases of discretionary items generally decline during periods of recession and other periods in which disposable income is adversely affected. As a substantial portion of travel expenditure, for both business and leisure, is discretionary, the travel industry tends to experience weak or reduced demand during economic downturns.

Unfavorable changes in the above factors or in other business and economic conditions affecting our customers could result in fewer reservations made through our platforms, and could have a material adverse effect on our business, financial condition and results of operations.

The global economy may be adversely impacted by unforeseen events beyond our control including incidents of actual or threatened terrorism, regional hostilities or instability, unusual weather patterns, natural disasters, political instability, war between countries and health concerns (including epidemics or pandemics), defaults on government debt, tax increases and other matters that could reduce discretionary spending, tightening of credit markets and further decline in consumer confidence. Ongoing conflicts, such as the war in Ukraine, the Israel-Hamas war and the conflict between Iran and Israel, continue to have a significant impact on oil prices, which adversely impacts the travel industry globally, including our business. In addition, the uncertainty of macroeconomic factors and their impact on consumer behavior, which may differ across regions, makes it more difficult to forecast industry and consumer trends and the timing and degree of their impact on our markets and business, which in turn could adversely affect our ability to effectively manage our business and adversely affect our results of operations. The weakness and uncertainty in the global economy has negatively impacted both corporate and consumer spending patterns and demand for travel services, globally and in India, and may continue to do so in the future.

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

If We Are Unable to Maintain Existing, and Establish New, Arrangements with Travel Suppliers, Our Business May Be Adversely Affected.

Our business is dependent on our ability to maintain our relationships and arrangements with existing suppliers, such as airlines which supply air tickets to us directly, Amadeus Distribution India Enterprise Private Limited or Amadeus, Travelport Worldwide Ltd and Trip.com and its subsidiaries, global distribution system or GDS service providers, hotels, hotel suppliers, Switch (a hotel inventory distribution hub) and destination management companies, bus operators, Indian Railways and car hire companies, as well as our ability to establish and maintain relationships with new travel suppliers. In addition, we rely on a limited number of travel suppliers and aggregators to provide the majority of our accommodation and other travel products in markets outside India. A substantial portion of our revenue and Adjusted Margin is derived from fees and commissions negotiated with travel suppliers for bookings made through our platforms or via our other distribution channels. Adverse changes in existing arrangements, including an inability by any travel supplier to fulfill their payment obligation to us in a timely manner, increasing industry consolidation or our inability to enter into or renew arrangements with such parties on favorable terms, could reduce the amount, quality, pricing and breadth of the travel services and products that we are able to offer, which could adversely affect our business, financial condition and results of operations. For example, we have experienced short-term disruptions in the supply of tickets from domestic airlines in the past, such as the suspension of flights from May 3, 2023 by Go First, one of our top five domestic airline suppliers for fiscal year 2023. For more information, see “Item 3. Key Information — D. Risk Factors — Risks Related to Us and Our Industry — Disruptions or Adverse Developments, Events or Incidents in the Travel Industry Could Adversely Affect Our Business and Financial Performance.”

In addition, adverse economic developments affecting the travel industry could also adversely impact our ability to maintain our existing relationships and arrangements with our suppliers. In particular, adverse changes to the overall business and financial climate for the airline industry in India due to various factors including, rising fuel costs, high taxes, non-availability of aircrafts or aircraft engines and related equipment, significant depreciation of the Indian Rupee as compared to the US dollar making travel for Indian consumers outside India more expensive, and increased liquidity constraints, could affect the ability of one or more of our airline suppliers to continue to operate or otherwise meet our demand for tickets, which, in turn, could materially and adversely affect our financial results. In addition, any consolidation involving our suppliers, including in the airline industry, may also adversely affect our existing relationships and arrangements with such suppliers.

No assurance can be given that our agreements or arrangements with our travel suppliers, Switch or GDS service providers will continue. In addition, our travel suppliers, Switch or GDS service providers may further reduce or eliminate fees or commissions or attempt to charge us for content, terminate our contracts, make their products or services unavailable to us as part of exclusive arrangements with our competitors or default on or dispute their payment or other obligations towards us, any of which could reduce our revenue and Adjusted Margin or may require us to initiate legal or arbitral proceedings to enforce their contractual obligations, which may adversely affect our business, financial condition and results of operations. See also “Item 3. Key Information - D. Risk Factors — Risks Related to Us and Our Industry — Some of Our Airline Suppliers (Including Our GDS Service Providers) May Reduce or Eliminate the Commission and Other Fees They Pay to Us for the Sale of Air Tickets and This Could Adversely Affect Our Business and Results of Operations.”

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

We Have Sustained Operating Losses in the Past and May Experience Operating Losses in the Future.

We sustained operating losses in fiscal years from 2013 to 2022 and in all our fiscal years prior to and including fiscal year 2010. While we generated operating profits in fiscal years 2011, 2012, and consecutively in 2023, 2024 and 2025, driven by robust growth in our revenue due to strong travel demand in India for both domestic and international outbound travel, there can be no assurance that we will continue to be profitable or will be able to sustain our recent revenue growth rates. We expect to continue making investments in mobile technology, marketing and sales promotion (including brand building) and customer acquisition programs and expanding our hotels and packages offerings as part of our long-term strategy to increase the contribution of our hotels and packages business and to increase the share of outbound travel from India. The degree of increases in these expenses will be largely based on anticipated organizational growth and revenue trends, the competitive environment, pricing trends and trends in online penetration of the Indian travel market. In recent years, we made significant investments in our ongoing customer inducement and acquisition programs, such as cash incentives and select loyalty programs, to accelerate growth in our business in response to increased competition in the domestic travel market in India. Any decrease or delay in generating additional sales volumes and revenue could result in substantial operating losses. In addition, we have undertaken a number of strategic initiatives to pursue long-term market share growth opportunities as described in “Item 4. Information on the Company—B. Business Overview—Our Strategy.” We cannot assure you that we will be able to effectively manage our growth, execute all these strategies successfully or that our new business initiatives will be successful. If we are not able to manage our growth or execute our strategies effectively, our expansion plans may not be successful and our business and prospects may be materially and adversely affected.

The Travel Industry in India and Worldwide is Highly Competitive, and We May Not Be Able to Effectively Compete in the Future.

The market for travel services and products is highly competitive. We compete with established and emerging providers of travel services and products, including other online travel agencies such as 'agoda', 'airbnb', 'Booking.com', 'cleartrip', 'EaseMyTrip', 'Expedia', 'ixigo', 'Yatra' and offline traditional travel agencies, tour operators and travel suppliers. We also face potential competition from payment platforms, online marketplaces, search engines and intermediaries that also offer travel services. Many large, established internet search engines who offer travel services and meta-search companies that can aggregate travel search results also compete with us for customers. Consumers may favor travel services offered by meta-search platforms, search companies or artificial intelligence chatbots over online travel companies such as ours, which could reduce traffic to our online platforms and require us to further increase our expenditures on marketing and other customer acquisition.

Factors affecting our competitive success include, among other things, price, availability and breadth of choice of travel services and products, brand recognition, customer service, fees charged to travelers, ease of use, accessibility and reliability. Certain of our competitors have launched brand marketing campaigns to increase their visibility with customers. In addition, many large airlines and hotel chains have launched initiatives, such as increased discounting, loyalty benefits and incentives, to encourage consumers to book air tickets and accommodations directly through their own websites. Increased competition in the travel industry may also require us to significantly increase our spending on marketing and sales promotion expenses to promote transactions. Discounting and couponing coupled with a high degree of consumer shopping behavior is particularly common in Asian markets we operate in, while brand loyalty in such markets is less important. In some cases, our competitors are willing to make little or no profit on a transaction, or offer travel services at a loss, in order to gain market share. Some of our competitors have significantly greater financial, marketing, personnel and other resources than us and certain of our competitors have a longer history of established businesses and reputations in the Indian travel market (particularly in the hotels and packages business) as compared to us. From time to time, we may be required to reduce service fees and commissions charged to our customers or suppliers in order to compete effectively and maintain or gain market share.

Over the years, there has been a proliferation of new channels through which accommodation providers can offer reservations as the market for travel services has evolved. For example, several leading online travel companies now allow alternative accommodation property owners, particularly individuals, to list accommodations on their platforms, which has resulted in direct competition with our alternative accommodation services. Further, we may also face increased competition from new entrants in our industry, some of whom may offer discounted rates and other incentives from time to time. We cannot assure you that we will be able to successfully compete against existing or new competitors in our existing lines of business as well as new lines of business into which we may venture. If we are not able to compete effectively, our business, financial condition and results of operations may be adversely affected.

Some of our travel suppliers are seeking to decrease their reliance on distribution intermediaries like us, by promoting direct distribution channels. Many airlines, hotels, car rental companies and tour operators have call centers and have established their own travel distribution websites and mobile applications. From time to time, travel suppliers offer advantages, such as bonus loyalty awards and lower transaction fees or discounted prices, when their services and products are purchased directly from supplier-related channels.

We also compete with the competitors who may offer less content, functionality and marketing reach but at a relatively lower cost to suppliers. If our access to supplier-provided content or features were to be diminished either relative to our competitors or in absolute terms or if we are unable to compete effectively with travel supplier-related channels or other competitors, our business, financial condition and results of operations may be adversely affected.

We Have Incurred and May Continue to Incur Significant Expenses to Grow Our Businesses, Including Marketing and Sales Promotion Expenses.

In order to drive our growth strategy in the hotels business, in the past we have incurred increased marketing and sales promotion expenses. Over the last few years, we have also made significant investments in customer acquisition through our customer inducement programs such as cash incentives and select loyalty program incentive promotions, to accelerate growth in our business in response to increased competition in the domestic travel market in India. We may continue to incur such expenses in future, including expenses associated with our strategy of converting our traditional offline customers into online customers. We have incurred and expect to continue to incur expenses associated with customer inducement and acquisition programs primarily in our air ticketing, hotels and packages business to offer cash incentives and select loyalty program incentive promotions from time to time on our booking platforms. We may also increase our marketing and sales promotion expenses as a result of our expansion into new markets and such expenses may not be offset by increased revenue particularly at the initial commencement of business in these new markets. We may also be required to lower our fees and commissions charged to hotel suppliers to retain and increase our market share in response to competitors that are able to negotiate better rates and higher performance linked and other incentives from such suppliers, including new entrants with greater financial resources than us. We may also incur increasing marketing and sales promotion expenses as we grow our redBus business in India as well as overseas, which competes with various national and regional competitors.

We Rely on Third-Party Systems and Service Providers, and Any Disruption or Adverse Change in Their Businesses Could Have a Material Adverse Effect on Our Business.

We currently rely on a variety of third-party systems, service providers and software companies. These include our GDS service providers and other electronic central reservation systems used by airlines, various offline and online channel managing systems, Switch and reservation systems used by hotels and accommodation suppliers and aggregators. We also rely on systems used by Indian Railways, systems used by bus and car operators and aggregators, technologies used by payment gateway providers, as well as systems used by the local transit authorities, amusement parks, tourist attractions. In particular, we rely on third parties and their systems to:

•
enable searches for airfares and process air ticket bookings;
•
process hotel reservations;
•
process bus ticket bookings, car rental reservations and services under activities and experiences;
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

Part of our growth strategy is the pursuit of strategic investments and acquisitions, and we have made a number of investments and acquisitions in the past. For example, in January 2017, we acquired ibibo Group Holdings (Singapore) Pte. Ltd. or, ibibo Group, which provides online travel services. In July 2018, we acquired Bitla, which provides technology support for bus operators. In April 2019, we acquired a majority equity interest in Quest 2 Travel, which provides travel solutions for various corporates across India, and now hold 100% of the equity interest in Quest 2 Travel. In April 2022, we acquired a majority interest in Book My Forex, which offers currency exchange, multi-currency prepaid forex cards, and cross border remittances, as well as other ancillary products, to Indians travelling abroad. In September 2022, we acquired an additional equity interest in Simplotel, which is engaged in building websites and booking technology for hotels, and now hold a majority equity interest in Simplotel. In December 2023, we acquired a majority equity interest in Savaari which is engaged in the business of providing car rental services in India. In February 2025, we acquired a corporate travel and expense management business on a going concern basis, operated through the “HAPPAY” brand.

We believe that our investments and acquisitions serve to strengthen our presence in key geographic markets and expand the travel products and services that we offer to our customers. However, there can be no assurance that our investments and acquisitions will achieve their anticipated benefits. We may not be able to integrate acquired operations, personnel and technologies successfully or effectively manage our combined business following the acquisition. Our investments and acquisitions may subject us to uncertainties and risks, including potential ongoing and unforeseen or hidden liabilities, diversion of management resources and cost of integrating acquired businesses. We may also experience difficulties and additional expenses associated with supporting legacy products and hosting infrastructure of the acquired business and retaining suppliers and customers of the acquired business. For example, we acquired a group of companies known as the Hotel Travel Group in 2012, which experienced a significant reduction in its operations and that resulted in the recognition of an impairment of goodwill and brands of $14.6 million in fiscal year 2017. In addition, in the fiscal year 2020, we performed a quantitative assessment of goodwill and, following that assessment, we recorded an impairment charge of our goodwill amounting to $272.2 million primarily related to our Goibibo business, which we had acquired in fiscal year 2017, though this non-cash charge did not affect our long-term operating plans for the Goibibo brand. We plan to continue to drive synergies across our portfolio of multiple brands on the path of disciplined and financially sustainable growth while making appropriate investments to drive online penetration in various travel segments to support the long-term growth of our company.

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

Our Results of Operations Are Subject to Fluctuations in Currency Exchange Rates.

Our presentation currency is the US dollar. However, the functional currency of MMT India and redBus India, our key operating subsidiaries, is the Indian Rupee. We receive a substantial portion of our revenue in Indian Rupees and most of our costs are incurred in Indian Rupees. Any fluctuation in the value of the Indian Rupee against the US dollar will affect our results of operations. In fiscal year 2025, the average value of the Indian Rupee as compared to the US dollar depreciated by approximately 2.1%. The drop in the average value of the Indian Rupee as compared to the US dollar and other foreign currencies in fiscal years 2023, 2024 and 2025 adversely impacted the Indian travel industry as it made outbound travel for Indian consumers more expensive. In addition, our exposure to foreign currency risk also arises in respect of our non-Indian Rupee-denominated trade and other receivables, trade and other payables, loans and borrowings and cash and cash equivalents.

Based on our operations in fiscal year 2025, a 10.0% appreciation of the US dollar against the Indian Rupee as of March 31, 2025, assuming all other variables remained constant, would have decreased our profit for fiscal year 2025 by $19.7 million. Similarly, a 10.0% depreciation of the US dollar against the Indian Rupee as of March 31, 2025, assuming all other variables remained constant, would have increased our profit for fiscal year 2025 by $19.7 million.

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

We outsource our call center for customer service support for all flights (domestic and international), hotel reservations and packages, bus ticketing, car hire, rail and other services as well as back office fulfillment and ticketing services, to various third parties in India. If our outsourcing service providers experience difficulty meeting our requirements for quality and customer service standards, our reputation could suffer and our business and prospects could be adversely affected. Our operations and business could also be materially and adversely affected if our outsourcing service providers face any operational or system interruptions.

Additionally, many of our contracts with the outsourcing service providers have short notice periods. In the event one or more of our contracts with our outsourcing service providers is terminated on short notice, we may be unable to find alternative outsourcing service providers on commercially reasonable terms, or at all. Further, the quality of the service provided by a new or replacement outsourcing service provider may not match our expectations or meet our requirements, including during the transition and training phase. Hence, termination of any of our contracts with our outsourcing service providers could cause a decline in the quality of our services, disrupt, and adversely affect our business, financial condition and results of operations.

We Rely on Information Technology to Operate Our Business and Maintain Our Competitiveness, and Any Failure to Adapt to Technological Developments or Industry Trends in Information Technology Could Adversely Affect Our Business.

The markets in which we compete are characterized by rapidly changing technology, evolving industry standards, competitor consolidation, frequent new service announcements and changing consumer demands. We may not be able to keep up with these rapid changes. In addition, these market characteristics are heightened by the progress of technology adoption in various markets, including the continuing adoption of the internet and online commerce in certain geographies and the emergence and growth of the use of smartphones and tablets for mobile e-commerce transactions, including through the increasing use of mobile applications. New developments in other areas, such as cloud computing, the use of artificial intelligence could make entering our markets easier for competitors due to lower upfront technology costs. As a result, our future success depends in part on our ability to adapt to rapidly changing technologies, to adapt our services and online platforms to evolving industry standards and to continually innovate and improve the performance, features and reliability of our services and online platforms in response to competitive service offerings and the evolving demands of the marketplace. In particular, it is increasingly important for us to effectively offer our services on mobile devices through mobile applications and mobile-optimized websites. Any failure by us to successfully develop and achieve customer adoption of our mobile applications and mobile optimized websites would have a material and adverse effect on our growth, market share, business and results of operations. We believe that ease-of-use, comprehensive functionality and the look and feel of our mobile applications and mobile-optimized websites are increasingly critical as consumers obtain more of their travel and related services through mobile devices. As a result, we intend to continue to invest in the maintenance, development and enhancement of our websites and mobile platforms. Such investments may be more costly than we expect and might result in negative financial impact. Further, technical innovation often results in bugs and other system failures. Any such bug or failure, especially in connection with a significant technical implementation could result in loss of business, harm to our brands or reputation, customer complaints and other adverse consequences, any of which could adversely affect our business, financial condition and results of operations.

Our MakeMyTrip, Goibibo and redBus platforms are hosted on Amazon Web Services, or AWS, which provides a high degree of reliability, security and scalability and helps us to maintain adequate capacity, however, the ability to restore any disruption of these services is therefore outside of our control. In addition, we license from third-parties some of the technologies incorporated into our platforms, and there can be no assurance that we will be able to renew such licenses on favorable terms or at all. As we continue to introduce new services that incorporate new technologies, we may be required to license additional technology. We cannot be sure that such technology licenses will be available on commercially reasonable terms, if at all.

Our Use of Artificial Intelligence, Machine Learning and Automated Decision-Making May Give Rise to Legal, Business and Operational Risks. Legal, Regulatory, Social and Ethical Issues Relating to the Use of Artificial Intelligence and Machine Learning Technologies in our Offerings and Business May Result in Reputational Harm and Liability.

We have begun incorporating the use of artificial intelligence tools and technologies into our business operations, including in relation to features such as personalized travel recommendations and product pricing. The use of artificial intelligence in our business presents risks and challenges, including that algorithms may be flawed, datasets may be insufficient, erroneous, stale, or contain biased information, or content chosen for display to customers by artificial intelligence systems may be discriminatory, offensive, illegal, or otherwise harmful. In addition, we may face operational risks with integrating artificial intelligence tools and technologies into our platform. These deficiencies and other failures of artificial intelligence systems could subject us to competitive harm, regulatory action, legal liability, brand or reputational harm. In addition, artificial intelligence is complex and rapidly evolving, and there is no guarantee that our artificial intelligence focused initiatives will be competitive or attract more customers to our platform.

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

We believe continued investment in our brands, “MakeMyTrip”, “Goibibo”, and “redBus”, is critical to retain and expand our business. We believe that our brands are well respected and recognized in the travel market. We have invested in developing and promoting our brands and expect to continue to incur expenses to maintain our brands’ value to enable us to compete against increased spending by our competitors, as well as against emerging competitors, including search engines and meta-search engines, and to allow us to expand into new geographies and products where our brands are not well known. There is no assurance that we will be able to successfully maintain or enhance consumer awareness of our brands. Even if we are successful in our branding efforts, such efforts may not be cost-effective. If we are unable to maintain or enhance consumer awareness of our brands and generate demand in a cost-effective manner, it would negatively impact our ability to compete in the travel industry and would have a material adverse effect on our business, financial condition and results of operations.

Negative events or circumstances could also adversely affect consumer perception and the value of our brands. Unfavorable publicity regarding, among other things, our business model, product offerings, customer service and support, sales and marketing activities, platform quality, ownership, privacy or security practices, regulatory compliance and financial or operating performance could adversely affect our reputation. Such negative publicity could also harm the size of our network and the engagement and loyalty of our users that utilize our platform, which could adversely affect our business, financial condition and results of operations. In addition, the foregoing risks are increased by the widespread use of social media and the increasing incidence of fake or unsubstantiated news, particularly on social media and other online platforms.

See also “Item 3. Key Information — D. Risk Factors — Risks Related to Us and Our Industry — We Cannot Be Sure That Our Intellectual Property Is Protected from Copying or Use by Others, Including Current or Potential Competitors, and We May Be Subject to Third Party Claims for Intellectual Property Rights Infringement”.

We May Not Be Successful in Implementing Our Growth Strategies.

Our growth strategies involve expanding our flights, hotels and packages business including through our travel agents’ network, franchise owned stores and in particular, our outbound air ticketing and hotels business for overseas travel, expanding our service and product offerings, enhancing our service platforms by investing in technology, expanding into new geographic markets and pursuing strategic partnerships and acquisitions. Any softening of supply or demand of travel products and services that we offer to our customers whether caused by events outside of our control, challenging macroeconomic and political conditions, public health crises such as pandemics, and any of the other factors described in the risk factors set forth in “Item 3. Key Information — D. Risk Factors,” may result in decreased revenue and our business, results of operations, and financial condition could be adversely affected.

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
•
our ability to build or acquire required technology and adapt to new technological developments;
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

Our International Operations Involve Additional Risks.

We have been operating in the United States since 2000, servicing mainly the air ticketing needs of non-resident Indians in the United States traveling inbound to India. We launched our operations in the UAE in December 2009. We plan to continue to tailor our services and business model to the unique circumstances of such markets to succeed, including building new supplier relationships and customer preferences. We have also expanded, and intend to continue to expand, our business in other new markets, particularly those with a significant non-resident Indian population as well as those with proximity to India or favored by Indian travelers. We had previously entered into new geographies in Southeast Asia, in Europe and in Latin America through our acquisitions of Luxury Tours, the ITC Group, the Hotel Travel Group, the EasyToBook Group and the redBus entities in Peru, Colombia, Vietnam and Cambodia. These acquisitions have not always yielded the benefits that we anticipated. For example, after we acquired the Hotel Travel Group in 2012, we experienced a significant reduction in its operations and that resulted in the recognition of an impairment of goodwill and brands of $14.6 million in fiscal year 2017.

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

In addition, we are subject to risks in our international operations that may not exist in our Indian operations, including:

•
differences and unexpected changes in regulatory requirements and exposure to local economic and geopolitical conditions;
•
differences in consumer preferences in such markets;
•
increased risk to and limits on our ability to enforce our intellectual property rights in such markets;
•
competition from providers of travel services in such foreign countries;
•
restrictions on the repatriation of earnings from such foreign countries, including withholding taxes imposed by certain foreign jurisdictions; and
•
currency exchange rate fluctuations.

If we are not able to effectively mitigate or eliminate these risks, our business, financial condition and results of operations could be adversely affected.

Our Business Could Be Negatively Affected by Changes in Search Engine Logic.

A portion of the traffic to our websites is driven by Google, and, to a lesser extent, we use other search and meta-search websites and social websites to generate traffic to our websites, principally through pay-per-click advertising campaigns. The pricing and operating dynamics on these search and metasearch websites can experience rapid change commercially, technically and competitively. For example, Google frequently updates and changes the logic, which determines the placement and display of its search results, such that the placement of links to our websites can be negatively affected and our costs to improve or maintain our placement in search results can increase. Changes by Google in how it presents travel search results, including its promotion of its travel metasearch services, or the manner in which it conducts the auction for placement among search results, may be competitively disadvantageous to us and may impact our ability to efficiently generate traffic to our websites, which in turn would have an adverse effect on our business, market share and results of operations. Similarly, changes by our other search and meta-search partners in how they present travel search results or the manner in which they conduct the auction for placement among search results may be competitively disadvantageous to us and may impact our ability to efficiently generate traffic to our websites. In addition, the increased incorporation of artificial intelligence technology and tools, including different engine optimization methods in search, may result in changes in search outcome and how they are presented on search results as well as changes in consumer search habits. These changes may require us to make ongoing efforts and investments to ensure that we generate the desired level of traffic to our website. If we fail to effectively and efficiently adapt to these changes, our business may be negatively impacted.

In addition, we rely on various third-party distribution channels (such as marketing affiliates) to distribute hotel accommodation and airline ticket reservations. Should one or more of such third parties cease distribution of reservations made through us, or suffer deterioration in its search or meta-search ranking, due to changes in search or meta-search algorithms or otherwise, our business, financial condition and results of operations could be adversely affected.

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

We frequently encounter attempts to breach our security infrastructure through website attacks, phishing scams and denial of service incidents, and we anticipate facing other cyberattacks and security breaches in the future. These risks are expected to increase as we expand our offerings, integrate products and services and handle more confidential information. Despite our efforts to safeguard the security, integrity and availability of our IT Systems and confidential information, we may not always be successful in doing so. Legitimate attempts to book reservations through our services may inadvertently be rejected. Such incidents could have a significant negative impact on our business, financial condition and results of operations. Our existing security measures may not be successful in preventing breaches, as evidenced by high-profile security breaches experienced by other major companies in recent years, which exposed their systems, information and personal data of their customers and employees. We allocate significant resources to mitigate the risks of cyberattacks and security breaches, and may need to increase our investments in security to enhance the protection of our systems, meet evolving compliance requirements and address problems and liabilities arising from breaches. Advances in technology or other developments could potentially compromise or breach our security technology. Managing these challenges is expected to become more complex as we expand our geographical presence and diversify our range of products and services. Threat actors are becoming increasingly sophisticated, utilizing tools and techniques such as artificial intelligence to bypass security controls, avoid detection and obscure forensic evidence. This makes it more difficult for us to promptly and effectively detect, identify, investigate, contain and recover from future cyberattacks and incidents. Furthermore, the continued prevalence of remote working globally for our customers, employees and critical third parties has amplified the risk of threat actors engaging in social engineering and exploiting vulnerabilities commonly found in non-corporate networks.

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

We have entered into agreements with banks and certain companies that handle the processing of customer credit and debit card transactions to facilitate customer bookings for travel products and services on our platform. However, we may be liable for accepting fraudulent international credit cards on our platforms. In the fiscal year 2025, we experienced losses amounting to $0.3 million due to unauthorized credit and debit card transactions.

These losses were associated with disputed settlements and refunds resulting from credit card or digital commerce fraud committed by third parties primarily on our platforms. These fraudulent activities primarily involved the purchase of air tickets and hotels and packages products using counterfeit credit cards. Additionally, we may encounter other payment disputes with customers for such sales. If we fail to effectively combat the usage of fraudulent credit cards, our revenue from these transactions could be at risk, as demands from relevant banks and credit card processing companies may arise. Consequently, our business, financial condition and results of operations may be adversely affected.

We are exposed to risks related to security breaches affecting third parties engaged in online business activities. As consumers are generally concerned about security and privacy online, any publicized security issues could potentially diminish their willingness to provide personal information or engage in commercial electronic commerce transactions as a whole, including through our services. Some of our business operations involve collaborating with third-party marketing affiliates that may generate travel reservations using our infrastructure or other systems. Moreover, security breaches at third parties such as travel service providers, payment processors, Switch and GDS service providers, that we rely on could impact consumers utilizing our services. If a security breach were to occur at any of these third-party marketing affiliates, travel service providers, payment processors, Switch, GDS service providers or other third parties, it could be perceived as a breach of our own systems by consumers. Such incidents could result in negative publicity, trigger notification requirements, harm our reputation, expose us to the risk of losses or litigation and potentially subject us to regulatory penalties and sanctions. Furthermore, these third parties may not adhere to applicable disclosure and other requirements, which could expose us to liability.

Regulations, Guidance and Practices for the Use of “Pixels,” “Cookies” and Similar Technologies Could Negatively Impact the Way We Do Business.

Our website and mobile applications rely on technologies such as tracking pixels, cookies, and other similar tools to collect user data, enhance security, personalize user experiences, support targeted marketing, and improve conversion rates. However, the regulatory and technological landscape surrounding these tools is rapidly evolving. At the same time, regulators across various regions have enacted privacy laws that impose limitations on how such data collection tools can be used. See “Risk Factors — Risks Related to Us and Our Industry — Changing Laws, Rules and Regulations and Legal Uncertainties in India May Adversely Affect Our Business and Financial Performance.” In addition to regulatory changes, there has been a noticeable increase in legal actions challenging the use of cookies and similar technologies. These legal and regulatory pressures may restrict our ability to deliver personalized advertising and targeted campaigns, hinder our efforts to optimize platform performance, and potentially degrade the overall user experience. Furthermore, the broader industry shift toward a privacy-centric, cookie-less digital environment introduces new challenges to our data-driven strategies and models. These developments could significantly impact how we engage with users and measure success across our digital platforms.

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

Our computer hardware for operating our services is currently located at hosting facilities in India. While we have backup systems and contingency plans for critical aspects of our operations or business processes, certain other non-critical systems are not fully redundant and our disaster recovery or business continuity planning may not be sufficient. Fires, floods, power outages, telecommunications failures, earthquakes, acts of war or terrorism, acts of God, computer viruses (e.g., ransomware), sabotage, break-ins and electronic intrusion attempts from both external and internal sources and similar events or disruptions may damage, impact or interrupt our computer or communications systems, business processes or infrastructure at any time. Although we have put measures in place to protect certain portions of our facilities and assets, any of these events could cause system interruptions, delays and loss of critical data, and could prevent us from providing services to our customers and/or suppliers for a significant period of time. We do not carry business interruption insurance for all such eventualities. Remediation may be costly and we may not have adequate insurance to cover such costs. Moreover, the costs of enhancing infrastructure to attain improved stability and redundancy may be time consuming and expensive and may require resources and expertise that are difficult to obtain.

We Cannot be Sure That Our Intellectual Property is Protected from Copying or Use by Others, Including Current or Potential Competitors, and We May be Subject to Third Party Claims for Intellectual Property Rights Infringement.

Our websites and mobile applications rely on content and in-house customizations and enhancements of third-party technology, much of which is not subject to any intellectual property protection. We protect our logos, brand names, websites’ domain names and, to a more limited extent, our content by relying on copyrights, trademarks, trade secret laws and confidentiality agreements. Even with all of these precautions, it is possible for someone else to copy or otherwise obtain and use our content, techniques, and technology without our authorization or to develop similar technology. While our domain names cannot be copied, another party could create an alternative domain name resembling ours that could be passed off as our domain name. Effective trademark, copyright and trade secret protection may not be available in every country in which we operate either offline or through the internet, and policing unauthorized use of our content and technological customizations is difficult and expensive.

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

Our key logos are also registered trademarks in India, including “MakeMyTrip”, “MMTBLACK”, “MyBiz”, “go-mmt”, “GoStays”, “GoIbibo”, “Ibibo”, “MAKEMY”, “MYTRIP”, “goTribe”, “GoCash”, “redbus.in”, “redRail” and “Primo”. To protect the marks of MakeMyTrip, Goibibo and redBus, we file objections before the trademark registry from time to time against deceptively similar trademarks.

We cannot be sure that our trademarks or domain names will be protected to the same extent as in the countries in which they are already registered or that the steps we have taken will prevent misappropriation or infringement of what we consider our proprietary information. See also “Item 8. Financial Information – Consolidated Statements and Other Financial Information – Legal Proceedings – Other Proceedings – Petition filed against Booking.com and Google LLC & Google India.” Such misappropriation or infringement could have a material adverse effect on our business. In the future, we may need to engage in litigation to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation might result in substantial costs and diversion of resources and management attention.

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

Changing Laws, Rules and Regulations and Legal Uncertainties in India May Adversely Affect Our Business and Financial Performance.

The regulatory and policy environment in which we operate is evolving and subject to change. Such changes, including the instances briefly mentioned below, may adversely affect our business, financial condition and results of operations, to the extent that we are unable to suitably respond to and comply with such changes in applicable law and policy. Changes in laws, rules or regulations may subject us to greater compliance costs and regulatory risks.

We are subject to proceedings and notices under the Motor Vehicles Act, 1988, or the MV Act, challenging the status of our redBus business, and may be subject to similar challenges in future for our redBus and Savaari businesses. See also “Item 8. Financial Information – Consolidated Statements and Other Financial Information – Legal Proceedings – Other Proceedings – Writ petition filed in the Delhi High Court regarding applicability of the Motor Vehicles Act, 1988, as amended, or the MV Act, to the redBus business.” In addition, amendments to the MV Act which became effective in 2019 and 2020, and the Motor Vehicle Aggregator Guidelines, 2020, or the MVA Guidelines, issued thereunder, introduced a license requirement for “aggregators”, defined as digital intermediaries or market places for passengers to connect with drivers for transportation. The MVA Guidelines specify compliance requirements with respect to the aggregator’s online platform, including safety features, data storage in India, fare regulation and responsibilities with respect to drivers on the platform. In the event any portion of our business is deemed to require a license under any covered categories in the MV Act or the MVA Guidelines, we may be required to obtain a license and comply with conditions therein. Although we believe that our business is compliant with applicable laws, depending on the outcome of the above-mentioned proceedings, as well as amendments to the MV Act or any other applicable laws, we may be required to adhere to additional compliance requirements.

The Consumer Protection Act, 2019, along with the Consumer Protection (E-Commerce) Rules, 2020, or the CPA, regulates matters relating to consumer rights, unfair trade practices and false or misleading advertising, and also establishes regulatory authorities, including to address complaints, conduct investigations and adjudicate disputes. The rules impose obligations on marketplace and inventory e-commerce entities and sellers relating to the conduct of business and disclosure of information. In addition, the Government of India, invited comments in June 2021 on draft amendments to the Consumer Protection (E-Commerce) Rules, 2020, which include various compliance requirements, including registration of e-commerce entities, restrictions on certain sales and marketing activities and disclosure requirements. The timing or impact of such amendments, which remain in draft form, are not yet certain. We may incur increased compliance costs in order to comply with these new requirements, which may also require significant management time and other resources, and any failure to comply may adversely affect our business, financial condition and results of operations. The Central Consumer Protection Authority, a regulatory authority established under the CPA, issued guidelines in 2023 to prevent and regulate certain “dark pattern” practices, and is applicable to all platforms offering goods and services in India, advertisers and sellers. These practices include false urgency, basket sneaking, confirm shaming, forced action, subscription trap, interface interference and others. Such new requirements may further evolve and be subject to varying interpretation and may cause us to incur increased compliance costs and make changes to our products, practices or other aspects of our business, and any failure to comply may adversely affect our business. Further, while we are in our view, fully compliant with the CPA and the laws and regulations framed thereunder, we face risks of interpretations being taken of the CPA and subordinate legislation which may not be consistent with our interpretation, and also risk of enforcement authorities providing relief to customers under the CPA over and above what the CPA and subordinate legislation may provide.

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

Pursuant to amendments in April 2020, India's foreign direct investment policy (FDI Policy) and the Indian Foreign Exchange Management Act, 1999 (or the FEMA), prior government approval is required for any non-debt investment into India by non-resident entities from countries that share a land border with India or where the beneficial owner of such an investment is situated in or is a citizen of any such country, as well as for any transfer of any such proposed or existing non-debt investment, directly or indirectly, that would result in ownership by any such non-resident entity or beneficial owner. The list of land border countries includes Afghanistan, Bangladesh, Bhutan, the People’s Republic of China, Myanmar, Nepal and Pakistan. This approval requirement applies to investments in all sectors, including those that previously did not require such approval, such as travel and tourism. The term “beneficial owner” has not yet been defined for purposes of the FDI Policy and the FEMA. If our holding company is deemed to be an entity with a beneficial owner restricted by these amendments, prior government approval will be required for investments in non-debt instruments in our direct and indirect Indian subsidiaries and group entities, including MMT India and redBus India, as well as for any such proposed investments or acquisitions by us or our affiliates, including MMT India, redBus India and affiliates which are not resident in India. Investments in our ordinary shares, including upon conversion of our Class B shares or our 2028 Notes, and our Class B shares would be deemed to be non-debt investments into our Indian subsidiaries, including MMT India and redBus India. Accordingly, under the current FDI Policy and the FEMA rules, any proposed holder of our ordinary shares or our Class B shares that is a non-resident entity from a country that shares a land border with India or where the beneficial owner of such an investment is situated in or is a citizen of any such country would need to obtain prior government approval in India, and any holder or beneficial owner of our 2028 Notes that is a non-resident entity from a country that shares a land border with India or where the beneficial owner of such an investment is situated in or is a citizen of any such country will not be able to convert such notes into ordinary shares without such approval.

The Digital Personal Data Protection Act, 2023, or DPDP Act, which will become effective upon notification by the Government of India, regulates data fiduciaries and processors and data localization, provides Indian citizens with the right to access, correct or require deletion of their personal data, and establishes a data protection board. The DPDP Act and related legislation may require us to change our business practices and marketing initiatives and incur significant compliance costs.

Our subsidiary, Book My Forex Private Limited, provides foreign exchange services. This sector is highly regulated in India under applicable Reserve Bank of India regulations, including penalties for non-compliance and broad enforcement powers for regulatory authorities.

The impact of any or all of the above changes to Indian legislation on our business cannot be fully determined at this time. Additionally, our business, financial condition and results of operations could be adversely affected by unfavorable changes in or interpretations of existing, or the promulgation of new laws, rules and regulations applicable to us and our business, including those relating to the internet and e-commerce, consumer protection and privacy. Such unfavorable changes could decrease demand for our services and products, increase costs and/or subject us to additional liabilities. For example, there may continue to be an increasing number of laws and regulations pertaining to the internet and e-commerce, which may relate to liability for information retrieved from or transmitted over the internet or mobile networks, user privacy, taxation and the quality of services provided through the internet.

Changing Tax Laws, Rules and Regulations, Including Adverse Application Thereof, May Adversely Affect Our Business and Financial Performance.

We believe that a significant portion of the income derived from our operations will not be subject to tax in countries in which we conduct activities or in which our customers are located, other than India, Mauritius, UAE, Kingdom of Saudi Arabia or KSA, the United States, Malaysia, Thailand, Singapore, Peru, Colombia, Vietnam, Cambodia and Indonesia. However, this belief is based on the anticipated nature and conduct of our business, which may change. It is also based on our understanding of our position under the tax laws of the countries in which we have assets or conduct activities. This position is subject to review and possible challenge by taxing authorities and to possible changes in law that may have retroactive effect.

The application of various Indian and international tax laws, rules and regulations to our services and products is subject to interpretation by the applicable taxing authorities. In India, tax authorities may issue notices calling for information for scrutiny within fifteen months from the end of the relevant financial year, which may be further extended up to six years for different tax returns and under specified circumstances. In addition, tax authorities may dispute claims or positions taken in the tax returns filed due to divergent interpretations of provisions of law or otherwise. We have received notices from Indian tax authorities for demands of service tax and goods and service tax on certain matters, some of which relate to the travel industry in India and involve complex interpretations of law. We have also received notices and various assessment orders from the Indian income tax authorities, to which we have responded. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings — Tax Proceedings.”

Our business, financial condition and results of operations could be materially and adversely affected if we become subject to a significant amount of unanticipated tax liabilities. For example, under the India General Anti Avoidance Rules, or GAAR, which came into effect on April 1, 2017, any income accruing or arising from transfer of investments made before April 1, 2017 is exempted from GAAR provisions. If the GAAR provisions are applied to such arrangements or to our Indian subsidiaries, this could result in the denial of tax benefits, amongst other consequences, which could have an adverse impact on our business and financial performance.

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

UAE’s corporate tax legislation has become applicable to our entities in UAE since April 1, 2024. The legislation provides that qualifying income of free zone entities in UAE is exempt from corporate tax, subject to satisfaction of certain conditions. However, non-qualifying income will be taxable at the rate of 9%. The corporate tax laws introduced in UAE are currently nascent, and any future amendments, new rules or a divergent view of tax authorities with respect to our tax positions could materially and adversely affect our business operations and financial performance.

We are Subject to Evolving Global Privacy and Data Security Regulations, Which Could Impose Significant Compliance Burdens and Expose us to Liability.

In our processing of travel transactions, we receive and store a large volume of personal data. This data is increasingly subject to legislation and regulations in numerous jurisdictions around the world, which would subject us to civil liability to compensate for wrongful loss or gain arising from any negligence by us in implementing and maintaining reasonable security practices and procedures with respect to sensitive personal data or information that we possess in our computer systems, networks, databases and software. The Indian Information Technology Act, 2000, as amended, is the omnibus technology legislation. India has also implemented privacy rules, including the Information Technology (Reasonable Security Practices and Procedures and Sensitive Personal Data or Information) Rules, 2011, which impose limitations and restrictions on the collection, use and disclosure of personal data and the Information Technology (Intermediary Guidelines and Digital Media Ethics Code) Rules, 2021, as amended, or the Intermediary Guidelines, which regulate third party content.

The DPDP Act, which will become effective upon notification by the Government of India, regulates the collection, processing, storage, transfer and use of personal data either collected in digital form or otherwise and later digitized. The law seeks to protect the rights of data principals, or individuals to whom the data relates, and impose obligations and duties on data fiduciaries, which determine the purpose and means of processing such data, including with other entities. In particular, the DPDP Act provides data principals with various rights, including to access information on processing and sharing of data by data fiduciaries, to correct, update or erase data and to have grievances redressed by a data fiduciary. Processing of personal data by data fiduciaries is only permitted with consent of the data principal. The data fiduciary remains responsible for compliance with requirements for processing, including by third party data processors, and requirements for reasonable security safeguards to protect data from breach and notifications to data principals and the Data Protection Board of India, or the DPBI, a new regulatory authority established under the DPDP Act, including for any data breach, and special provisions for data of children and persons with disabilities. Data fiduciaries can also be designated by the Government of India, based on volume and sensitivity of data processed and other factors, as significant data fiduciaries subject to increased regulatory requirements, including to appoint a data protection officer and an independent data auditor and requirements for periodic data protection impact assessment and audit. The DPBI has powers to impose penalties of up to Rs. 2.5 billion ($0.03 billion) for breaches of the DPDP Act. The Government of India has also published draft rules under the DPDP Act for public consultation. These draft rules include several additional requirements for data fiduciaries, including user consent requirements, limitations on the transfer of personal data outside India, reasonable security measures to prevent data breaches and notification obligations in the event of a breach. Under the DPDP Act, data fiduciaries are required to delete personal data once the purposes for which it was collected have been fulfilled and retention is no longer necessary. Additionally, the draft rules propose a mandatory review of retained personal data every three years. These requirements may impact our ability to retain, process, and use personal data for certain business purposes. There are also additional requirements for entities notified, or belonging to a notified class, of significant data fiduciaries, including data protection impact assessment and audit, restrictions on transfer of data outside India and ensuring that algorithmic software used for processing personal data do not pose a risk to user rights.The impact of the DPDP Act and any rules thereunder, are not yet certain. Such requirements may require us to incur increased compliance costs and make changes to our business, and any failure to comply may adversely affect our business and results of operations.

Practices regarding the collection, use, storage, transmission and security of personal information by companies operating over the internet have recently come under increased public scrutiny around the world. In the European Union and the United Kingdom, the General Data Protection Regulation, or GDPR and the Data Protection Act 2018, require companies to implement and comply with regulations regarding the storage and handling of personal data, including but not limited to its collection, use, sharing, protection and the ability of persons to determine the purposes for which their personal data may be processed and to access, correct or delete such data. The legality of cross-border mechanisms for data transfers from the European Union and United Kingdom to the United States and other countries not deemed ‘adequate’ by the European Commission also continues to raise uncertainty for e-commerce companies. Any failure to comply with the GDPR could result in penalties for non-compliance, including possible fines of up to the greater of €20 million (approximately $21.6 million) and 4% of our total annual revenue for the preceding financial year for the most serious violations, as well as the right to compensation for financial or non-financial damages claimed by individuals. In addition, other countries in Asia, Europe, Latin America, and North America have passed or are considering privacy regulations similar to the GDPR, resulting in additional compliance burdens and uncertainty as to how some of these laws will be interpreted.

Any liability we may incur for violation of various global laws and regulations and related costs of compliance and other burdens may adversely affect our business and profitability. We could be adversely affected if legislation or regulations are expanded to require changes in our business practices or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our business, financial condition and results of operations. For example, India’s DPDP Act, which will become effective upon notification by the Government of India, regulates data fiduciaries and processors and data localization, provides Indian citizens with the right to access, correct or require deletion of their personal data, and establishes a data protection board. The DPDP Act and related legislation may require us to change our business practices and marketing initiatives and result in us incurring significant compliance costs. If similar legislation is enacted in other markets in which we operate, we may incur additional compliance costs, significantly change how we serve customers and affect us in other ways that which we are currently unable to predict.

The imposition of new laws in various jurisdictions globally, including travel specific laws and laws specifically targeting e-commerce business also remain an area of concern and may require us to incur increased costs for compliances. For instance, California has enforced new rules for sellers of travel products which regulate, inter alia, how refunds are to be processed and how hotel fees are to be displayed, and the EU requires registration of intermediaries, and other attendant obligations, under the Digital Services Act. Such increased focus on digital businesses, including extra territorial application of some laws may require us to either incur increased compliance costs, or selectively withdraw our services from certain jurisdictions.

We are also subject to payment card association rules and obligations under our contracts with payment card processors. Under these rules and obligations, if information is compromised, we could be liable to payment card issuers for associated expenses and penalties. The Indian Computer Emergency Response Team, Ministry of Electronics and Information Technology, Government of India, or the CERT-In, has issued directions under the Information Technology Act, 2000, as amended, requiring reporting of cyber security incidents and maintenance of transaction records. Pursuant to Reserve Bank of India circulars in relation to the security of credit and debit card transactions, card data were required to be tokenized by card issuers and any data previously stored by entities other than card issuers and card networks were required to be purged on or prior to September 30, 2022. In addition, if we fail to follow payment card industry security standards, even if no customer information is compromised, we could incur significant fines or experience a significant increase in payment card transaction costs.

Our Significant Shareholder Exercises Significant Influence over Our Company and May Have Interests That Are Different from Those of Our Other Shareholders.

As of March 31, 2025, Trip.com Group Limited, or Trip.com, beneficially owns 100.0% of our issued and outstanding Class B Shares and 45.34% of our aggregate ordinary shares and Class B Shares. For more information, see “Item 7. Major Shareholders and Related Party Transactions” and “Item 10. Additional Information – B. Memorandum and Articles of Association – Amended and Restated Trip.com Investor Rights Agreement.”

Trip.com has the ability to exercise significant influence over our company and certain aspects of our affairs and business, including the election of directors, the timing and payment of dividends, the adoption and amendments to our Constitution, the approval of a merger or sale of substantially all our assets and the approval of most other actions requiring the approval of our shareholders. As a result of its ownership of our Class B Shares, Trip.com is entitled to nominate five directors to our board of directors (one of whom shall be a resident of Mauritius) as of the date of this Annual Report. So long as Trip.com beneficially owns 10% or more of our issued and outstanding voting securities (subject to adjustment for any share split, share dividend, recapitalization, reclassification or similar transaction in respect of any such ordinary shares), it will be entitled to nominate a number of directors to our board of directors in proportion to its beneficial ownership in our company. In addition, under the Amended and Restated Trip.com Investor Rights Agreement, one Independent Director must be appointed from a pool of candidates recommended by Trip.com and approved by Mr. Deep Kalra and Mr. Rajesh Magow, a majority of Independent Directors must be appointed from a pool of candidates approved by Mr. Deep Kalra, Mr. Rajesh Magow and a majority of the Trip.com directors and one of the investor directors designated by Trip.com shall be entitled to exercise the casting vote to which the chairman of the board of directors would otherwise have been entitled pursuant to Article 114 of our Constitution. Under the Amended and Restated Trip.com Investor Rights Agreement, Trip.com and its affiliates are not restricted from purchasing additional ordinary shares of MakeMyTrip in the open market and can further increase their ownership in MakeMyTrip Limited up to 74.9% under the Amended and Restated Trip.com Investor Rights Agreement, which means that Trip.com and its affiliates may acquire enough ordinary shares of MakeMyTrip Limited to control more than a majority of our issued and outstanding voting securities and consequently the right to appoint a majority of our board of directors. In addition, important matters relating to MakeMyTrip Limited which constitute Reserved Matters (as defined herein) must be approved by a majority of the total number of directors (including the Class B directors) and a majority of the Class B directors, which provides Trip.com and its affiliates with significant veto rights over such matters. The Terms of Issue governing the Class B Shares, or the Terms of Issue, also provide that certain transferees of Class B Shares may, subject to certain minimum ownership thresholds, acquire some of the same rights with respect to board representation and Reserved Matters that Trip.com currently has.

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

We Could Face Liability For Information or Content on or Accessible Through Our Platforms.

We could face claims relating to information or content that is made available on our platforms. Our customers may rely on the description of the products and services presented on our platforms to ascertain the quality of the accommodation, service or other product. We receive information utilized in the descriptions on our platforms directly from the accommodation or other suppliers or through reviews from our customers. Although, content on our platforms is typically generated by third parties, and not by us, claims of defamation, disparagement, negligence, warranty, personal harm, intellectual property infringement, or other alleged damages could be asserted against us. To the extent that the information presented on our platforms does not reflect the actual quality of product or service, we may face customer complaints that may have an adverse effect on our reputation and the likelihood of repeat customers, which in turn may adversely affect our business and may also cause financial loss, in case we are required to pay damages or compensation for loss caused to customers.

We are subject to existing and evolving regulatory regimes that may increase the regulation of third party information or content available on our platform. For example, Intermediary Guidelines, impose certain obligations on intermediaries to review content and users, make reasonable efforts not to, and to cause its users not to, host, display or transmit specified categories of non-compliant content, and take action against non-compliant users and remove or disable access to such content. Such changes and evolving interpretation of such rules may cause us to incur increased compliance costs, and any failure to comply may adversely affect our business. The Ministry of Electronics and Information Technology, Government of India, has proposed, as part of public consultations, a framework for a new Digital India Act emphasizing open Internet principles, online safety and trust and accountability of intermediaries. This proposed new bill is not yet in draft form and is expected to replace or update the Information Technology Act, 2000, and may lead to increased compliance requirements and costs. Similarly, the Digital Services Act in the European Union or EU requires platforms to have mandatory procedures in place for removing illegal goods, trace their traders, protect fundamental rights and ensure a fair and open online platform environment, among other requirements which aim to prevent illegal and harmful activities online. Compliance with such requirements in respect of third party content and offerings may require increased compliance costs and may adversely affect our business, financial condition and results of operations.

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

Our management had in past identified a material weakness in our internal control over financial reporting and we took steps to remediate the same, we cannot assure you that additional material weaknesses in our internal control over financial reporting will not be identified in the future. Any failure to maintain or improve existing controls or implement new controls could result in material misstatements in our financial statements and adversely affect the results of annual management evaluations regarding the effectiveness of our internal control over financial reporting. In addition, any such failure could result in material weaknesses and cause us to fail to meet our periodic reporting obligations which in turn could cause our shares to be de-listed or suspended from trading on the Nasdaq Global Market. Also, any of the foregoing may cause investors to lose confidence in our reported financial information, leading to a decline in our share price and adversely affect our ability to raise funds in future.

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

Climate Change May Have An Adverse Impact On Our Business.

Our business may also be negatively impacted by climate change. Direct effects may include disruptions to travel and to our operations due to more frequent or severe storms, hurricanes, flooding, rising sea levels, shortages of water, droughts and wildfires. Rising seas also degrade beaches and pose significant risks to the viability of some low-lying destinations, such as Seychelles and the Maldives. Indirect effects may include a significant shift in consumer preferences, which we may not successfully adapt to, or the general harm to our business as a result of a general perception of travel as an environmental harm. These and other climate change related impacts could have a significant adverse impact on our business in the short, medium and long term. Further, there is uncertainty around the accounting standards and climate-related disclosures associated with emerging laws and reporting requirements and the related costs to comply with the emerging regulations could be significant. Experiencing or addressing the various physical, regulatory and adaptation/transition risks from climate change may impact our business, financial condition and results of operations.

We Rely on Assumptions and Estimates and Data to Calculate Certain of Our Key Metrics, and Real or Perceived Inaccuracies in such Metrics may Harm Our Reputation and Negatively Affect Our Business.

We depend on our key metrics to assess our performance, guide strategic decisions, and communicate to investors. These metrics are derived from assumptions, estimates, and data sourced from third-party travel suppliers. The accuracy of these metrics is subject to inherent uncertainties and limitations, including incomplete or inaccurate data, system errors, or changes in supplier reporting practices. For example, a single person may have multiple accounts and download our application on multiple devices, some customers may restrict our ability to accurately identify them across visits, some mobile applications automatically contact our servers for regular updates with no user action, and we are not always able to capture user information on our platform. As such, the calculations of our mobile application download may not accurately reflect the unique number of people actually downloading our applications. Similarly, our reported number of hotels and properties, a key metric reflecting our platform's scale and attractiveness to customers, is based on data provided by hotel partners and aggregators, which may include assumptions about active listing, availability or contractual agreements.

While we continue to improve upon our tools and methodologies to capture data, the improvement of our tools and methodologies could cause inconsistency between current data and previously reported data, which could confuse investors or lead to questions about the integrity of our data. Moreover, regulatory scrutiny over reporting inaccuracies could lead to penalties or legal challenges. If we fail to ensure the accuracy of these metrics or address actual or perceived discrepancies, our reputation and investor confidence could be adversely affected.

In addition, limitation or inaccuracies in these key metrics, whether due to data errors, flawed assumption or supplier reporting issues, could affect our long-term strategies and harm our business.

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

As the Domestic Indian Market Constitutes a Significant Source of Our Revenue, a Slowdown in Economic Growth in India May Cause Our Business to Suffer.

In fiscal years 2023, 2024 and 2025, 96.3%, 93.1% and 92.9%, respectively, of our revenue was derived directly from sales by our subsidiaries in India. The performance and growth of our business are necessarily dependent on economic conditions prevalent in India, which may be materially and adversely affected by political instability or regional conflicts, a general rise in interest rates, inflation, and economic slowdown elsewhere in the world or otherwise. For a large part of 2020 to 2022, the global economy (including India) was affected by the COVID-19 pandemic, which resulted in a sharp decline in economic activities and consumer spending. More recently, inflation and other macroeconomic pressures, such as global tariffs, high interest rates, energy price volatility and inflationary pressures, have contributed to an increasingly complex macroeconomic environment. The Indian economy also remains largely driven by the performance of the agriculture sector, which depends on external factors such as the quality of the monsoon season each year.

A change in economic and deregulation policies could adversely affect economic conditions prevalent in the areas in which we operate our business. For example, in November 2016, the Government of India and the Reserve Bank of India issued notifications withdrawing certain high-value denominations of currency notes as legal tender, which resulted in a short-term negative impact on the economy, including the travel industry. Further, in May 2023, the Reserve Bank of India issued notification withdrawing denomination of currency notes of 2000 Indian Rupees from circulation with effect from September 30, 2023. These and similar future measures may adversely affect India’s economy and growth rate. In the past, economic slowdowns in the Indian economy have harmed the travel industry as customers have less disposable income for their travels, especially holiday travel. The conflict between Ukraine and Russia, as well as in the Middle East, has contributed to significant volatility in global economic conditions and has had a negative impact on the global economy, which could dampen demand for India’s exports. In addition, supply chain disruptions could further affect India’s economy and exacerbate the effect of inflation. Any slowdown in the Indian economy or increase in inflation could have a material adverse effect on the demand for the travel products we sell and, as a result, on our business, financial condition and results of operations.

Trade deficits, any downgrading of India’s debt rating by a domestic or international rating agency or any changes in the rate of increase of Indian price inflation could also adversely affect our business and the price of our ordinary shares. India’s trade relationships with other countries and its trade deficit, driven to a major extent by global crude oil prices, may adversely affect Indian economic conditions. If trade deficits increase or are no longer manageable because of the rise in global crude oil prices or otherwise, our business, our financial performance and the price of our ordinary shares could be adversely affected. Imposition of tariffs by the US on various countries and the countermeasures taken by such countries, as well as concerns over government responses such as higher taxes and reduced government spending, could impair consumer spending, adversely affect travel demand and have a material adverse effect on our business, financial condition and results of operations.

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

Our business, financial condition and results of operations may be adversely affected by geopolitical instability and terrorist activities in the regions we operate. Further, terrorist attacks and other acts of violence or war, such as the outbreak of war between Ukraine and Russia in 2022 and between Israel and Hamas in 2023, as well as any associated conflict escalations surrounding those regions, may have a negative effect on tourism in the region. In addition, events such as border conflicts between India and People’s Republic of China in the Himalayan Region in 2020, the terrorist attacks in France, Belgium and the United Kingdom between 2015 and 2017, in Jammu and Kashmir, India and in Sri Lanka in 2019, as well as other neighboring countries, may adversely affect the Indian and worldwide financial markets. As many terrorist attacks tend to be focused on tourists or tourist destinations, such acts may also result in a reduction in confidence in the Indian travel industry and could adversely impact our business and prospects. In addition, any deterioration in international relations between India and other countries may result in concerns regarding regional stability. The occurrence of any of these events may result in a loss of business confidence and have an adverse effect on our business, financial condition and results of operations.

India has also experienced instances of hostilities with neighboring countries from time to time. For example, on April 22, 2025, a terrorist attack in the Baisaran Valley near Pahalgam, Jammu and Kashmir, India resulted in the deaths of a number of civilians and injured numerous others, primarily tourists, resulting in escalating tensions and conflict between India and Pakistan. This led to significant disruptions in the region, including closure of tourist sites and cancellations of travel bookings, as well as significant infrastructure disruptions, including the temporary closure of airports in several Indian cities in northern and western India. Additionally, Pakistan's closure of its airspace for Indian aircrafts and airlines flying to and from India forced rerouting of international flights, increasing travel time, fuel costs, and operational complexities for airlines. As a result, our gross booking growth was muted during the period following the incident on April 22, 2025 until the ceasefire that was agreed between India and Pakistan on May 10, 2025. As of the date of this Annual Report, the ceasefire remains in effect. However, any military activity, terrorist attacks or other adverse social, economic and political events affecting India in the future could adversely affect the Indian economy by disrupting communications and making travel more difficult. Resulting political tensions could create a greater perception that investments in Indian companies or travel to affected regions involve a high degree of risk and could have an adverse impact on our business and the price of our ordinary shares. While we maintain insurance for losses arising from terrorist activities, our insurance policies do not cover business interruptions from terrorist attacks or for other reasons.

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

In addition, pursuant to amendments in April 2020 to the FDI policy and the FEMA rules, prior government approval will be required for any non-debt investment into India by non-resident entities from countries that share a land border with India or where the beneficial owner of such an investment is situated in or is a citizen of any such country, as well as for any transfer of any such proposed or existing non-debt investment, directly or indirectly, that would result in ownership by any such non-resident entity or beneficial owner. The list of land border countries includes Afghanistan, Bangladesh, Bhutan, the People’s Republic of China, Myanmar, Nepal and Pakistan. This approval requirement applies to investments in all sectors, including those that previously did not require such approval, such as travel and tourism. The term “beneficial owner” has not yet been defined for purposes of the FDI Policy and the FEMA. If our holding company is deemed to be an entity with a beneficial owner restricted by these amendments, prior government approval will be required for investments in non-debt instruments in our direct and indirect Indian subsidiaries and group entities, including MMT India and redBus India, as well as for any such proposed investments or acquisitions by us or our affiliates, including MMT India, redBus India and affiliates which are not resident in India. Investments in our ordinary shares, including upon conversion of our Class B shares or our 2028 Notes, and our Class B shares would be deemed to be non-debt investments into our Indian subsidiaries, including MMT India and redBus India. Accordingly, under the current FDI Policy and the FEMA rules, any proposed holder or beneficial owner of our ordinary shares, Class B shares or the 2028 Notes that is a non-resident entity from a country that shares a land border with India or where the beneficial owner of such an investment is situated in or is a citizen of any such country will not be able to convert such notes into ordinary shares without such approval. The Government of India has made and may continue to make revisions to the FDI Policy and the FEMA rules, which may impose additional requirements with respect to any holder’s ability to acquire our ordinary shares, including upon conversion of our Class B shares or our 2028 Notes, and/or requirements for acquisition of our ordinary shares or Class B shares upon a transfer thereof.

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

Our Business and Activities Are Regulated by Competition Laws and Regulations.

We are subject to competition laws and regulations. These laws and regulations constantly evolve, and their interpretation, application, and enforcement can also change, be unpredictable, or be affected by changing political or social pressures. For example, the Competition Act, 2002, as amended, or the Competition Act, regulates anti-competitive practices including those that have or likely to have an appreciable adverse effect on competition in India. Breach of any provisions of the Competition Act may result in substantial penalties and compensation to be paid to persons shown to have suffered losses. Any other agreement among enterprises or persons at different stages or levels of the production chain in different markets, including a tie-in arrangement, exclusive dealing, exclusive distribution, refusal to deal and/ or resale price maintenance, are prohibited if such agreement causes or is likely to cause an appreciable adverse effect on competition and will also be subject to penalties. The effects of the provisions of the Competition Act on the agreements entered by us cannot be predicted with certainty at this stage. However, if any agreement entered into by us is interpreted by the Competition Commission of India or CCI in an adverse manner or any prohibition or substantial penalties are levied under the Competition Act by the CCI, it could adversely affect our business, financial condition and results of operations. Further, the Competition Act prohibits the abuse of a dominant position by any enterprise either directly or indirectly, including by way of unfair or discriminatory pricing or conditions in the sale of goods or services, using a dominant position in one relevant market to enter into, or protect, another relevant market, and denial of market access, and such practices are subject to substantial penalties and may also be subject to compensation for losses and orders to divide the enterprise. On October 19, 2022, the CCI, passed an order against MMT India and redBus India in relation to certain alleged anti-competitive conduct under the Competition Act by MMT India and redBus India. The CCI imposed an aggregate penalty of Rs. 2,234.8 million ($26.1 million) on MMT India and redBus India, as well as certain behavioral sanctions in respect of its agreements with hotels and disclosure of properties on its platform, in connection with the alleged abuse of dominant position and alleged anti-competitive practices by MakeMyTrip and Goibibo in the market for online intermediation services for booking of hotels in India.

MMT India and redBus have appealed against the CCI’s order before the National Company Law Appellate Tribunal. If such appeal is unsuccessful, our business, financial condition and results of operations could be adversely affected. In May 2023, MMT India filed an application before the CCI to bring on record that our Goibibo business has been merged with MMT India with effect from February 1, 2023, pursuant to the scheme of arrangement approved by the NCLT. As a result, any liability, levy, cess, interest, penalty or refund that may arise as a result of this proceeding will be paid for or received by MMT India, as applicable.

The Ministry of Corporate Affairs, Government of India recently invited comments on a draft Digital Competition Bill, 2024, which includes ex-ante regulatory measures applicable to 'systemically significant digital enterprises' offering certain specified 'core digital services' to be designated by the CCI. These measures include fair and transparent dealing with users, restrictions on personal and non-public data usage, permitting the use of third-party applications, and prohibitions on self-preferencing, anti-steering, and tying and bundling, and others. The impact of this proposed law, which is in draft form, is uncertain. Complying with these rules and requirements may be difficult and costly for us and could result in the incurrence of considerable costs and use of significant management time and other resources.

Acquisitions, mergers and amalgamations that exceed certain revenue, asset or deal value thresholds (combinations) require prior approval of the CCI. Any such combinations that have, or are likely to have, an appreciable adverse effect on competition in India are prohibited and void. There can be no assurance that we will be able to obtain approval for such future transactions on satisfactory terms, or at all. Further, the CCI has extra-territorial powers and can investigate any agreements, abusive conduct or combination occurring outside India if such agreement, conduct or combination has, or is likely to have, an appreciable adverse effect on competition in India. Pursuant to recent Competition Act amendments, anti-competitive arrangements between enterprises and persons, even if not engaged in similar businesses, can now also be treated as cartels or violations of certain provisions under the Competition Act. Further, the CCI has recently introduced norms enabling entities subject to inquiry proceedings under the Competition Act, to offer commitments to cease or reduce the impact of the alleged anti-competitive conduct prior to completion of the CCI investigation. The CCI has also introduced provisions enabling enterprises to propose a settlement in such cases after the conclusion of the director general’s investigation and prior to the CCI’s final order. The CCI has also recently notified certain regulations and guidelines for the determination of turnover and income of enterprises and persons liable (as applicable), and monetary penalties applicable to enterprises and persons liable. The full impact of each of these regulations on the operations and plans of the Company is uncertain.

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

On May 10, 2016, a protocol for amendment of the India-Mauritius tax treaty was signed by India and Mauritius (which came into force on July 19, 2016) under which India is entitled to taxation rights on capital gains arising from alienation of shares acquired on or after April 1, 2017 in an Indian resident company. In respect of such capital gains arising after March 31, 2019, the tax is chargeable at full domestic Indian tax rates.

Risks Related to Investments in Mauritian Companies

As Our Shareholder, You May Have Greater Difficulties in Protecting Your Interests Than As a Shareholder of a United States Corporation.

We are incorporated under the laws of Mauritius. The laws generally applicable to United States corporations and their shareholders may provide shareholders of United States corporations with rights and protection for which there may be no corresponding or similar provisions under the Companies Act 2001 of Mauritius, as amended, or the Mauritius Companies Act. As such, if you invest in our ordinary shares, you may or may not be accorded the same level of shareholder rights and protection that a shareholder of a United States corporation may be accorded under the laws generally applicable to United States corporations and their shareholders. Taken together with the provisions of our Constitution, some of these differences may result in you having greater difficulties in protecting your interests as our shareholder than you would have as a shareholder of a United States corporation. This affects, among other things, the circumstances under which transactions involving an interested director are voidable, whether an interested director can be held accountable for any benefit realized in a transaction with us, what rights you may have as a shareholder to enforce specified provisions of the Mauritius Companies Act or our Constitution, and the circumstances under which we may indemnify our directors and officers.

We May Become Subject to Unanticipated Tax Liabilities That May Have a Material Adverse Effect on Our Results of Operations.

We are a Mauritius Global Business Company, or GBC, and are tax resident in Mauritius. The Income Tax Act 1995 of Mauritius imposes a tax in Mauritius on the chargeable income of our holding company at the rate of 15% and effective from the assessment year commencing on July 1, 2024, an additional 2% as Corporate Climate Responsibility (CCR) levy.

Our holding company is governed by the regulatory regime applicable to GBCs effective from July 1, 2021. Generally, income tax rate for GBCs is 15%. Subject to meeting certain prescribed conditions, a partial exemption of 80% may be allowed against certain types of income such as foreign source dividend and interest. Where the GBC derives income which is subject to foreign tax, and where such partial exemption has not been applied, the amount of foreign tax paid may be allowed as a credit against income tax payable in Mauritius in respect of that income.

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

The Mauritius Financial Services Commission has clarified through a circular dated January 17, 2022, that core income generating activities requirements will only apply to those holders or applicants for a global business license wishing to benefit from the preferential tax regime. GBCs not claiming partial exemption are not required to meet the core income generating activities requirements. Accordingly, our holding company will need to meet these requirements in order to benefit from the preferential tax regime.

Our holding company holds a specific Tax Residence Certificate issued under the convention between Government of Mauritius and the Government of Republic of India for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and capital gains and for the encouragement of mutual trade and investment, valid until May 4, 2026 and a general Tax Residence Certificate for all jurisdictions, valid until May 8, 2026, to certify that our holding company is resident in Mauritius, from the Mauritius Revenue Authority, as per the guidelines prescribed by the Mauritius Revenue Authority. These certificates are required for the avoidance of double taxation under the Agreements for the Avoidance of Double Taxation signed between Mauritius and other jurisdictions, including India and the UAE. These tax residence certificates are renewed annually. If these tax residence certificates are not renewed for a period for which benefit under the Agreements for the Avoidance of Double Taxation is claimed, then, the same may be denied by the tax authorities.

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

As of March 31, 2025, we had 71,594,512 ordinary shares and 39,667,911 Class B Shares outstanding. All of the ordinary shares sold in our prior public offerings are freely tradable without restriction or further registration under the US Securities Act of 1933, or the Securities Act, unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Subject to applicable restrictions and limitations under Rule 144 of the Securities Act, all of our shares outstanding before our prior public offerings will be eligible for sale in the public market. If these shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our ordinary shares could decline. We cannot predict what effect, if any, market sales of ordinary shares held by our significant shareholders or any other shareholder or the availability of these ordinary shares for future sale will have on the market price of our ordinary shares.

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

In February 2021, we issued $230.0 million in aggregate principal amount of 0.00% convertible senior notes due 2028, or the 2028 Notes. Pursuant to the Terms of Issue of our Class B Shares, if and when any holder of the 2028 Notes offered hereby elects to convert its 2028 Notes into our ordinary shares, Trip.com (or any subsequent transferee in a Forty Percent Transfer (as in the Terms of Issue of our Class B Shares)) will have a pre-emptive right to subscribe for and purchase such number of additional Class B Shares that would preserve the percentage of its voting power in our share capital (after giving pro forma effect to the issuance of our ordinary shares upon the relevant conversion), at a price per Class B share equal to the then-effective conversion price (being $1,000 divided by the then-effective conversion rate). The maximum number of Class B Shares that may be issued pursuant to the exercise of Trip.com’s pre-emptive rights as of March 31, 2025 is 13,083,099 assuming (i) no adjustment to the conversion rate for any 2028 Notes converted in connection with a make-whole fundamental change or any conversion rate adjustments (in each case, as described in the indenture relating to the 2028 Notes), (ii) all 2028 Notes are converted simultaneously immediately prior to maturity and (iii) there are no changes to our share capital after March 31, 2025 until such pre-emptive rights are exercised, other than issuance of our ordinary shares upon conversion of the entire aggregate principal amount of the 2028 Notes. Such maximum number of Class B Shares includes Class B Shares issuable to Trip.com in connection with the exercise of its pre-emptive rights to subscribe for and purchase new Class B Shares (which Trip.com has deferred to a later date on which the purchase by Trip.com of the new Class B Shares would in the good faith judgment of Trip.com not be inconsistent with any applicable law) as a result of the issuance of ordinary shares pursuant to the assumed full conversion of the 2028 Notes as well as the exercise or settlement of equity awards under our Share Incentive Plan between August 19, 2020 to March 31, 2025. See “Item 10. Additional Information — B. Memorandum and Articles of Association — Trip.com’s Pre-Emptive Rights in relation to our 2028 Notes.” Any issuance of our Class B Shares will be subject to applicable restrictions under foreign investment laws in India. See “Item 3. Key Information — D. Risk Factors — Risks related to Operations in India — Restrictions on Foreign Investment in India May Prevent or Delay Future Acquisitions or Investments By Us in India, or Require Us to Make Changes to Our Business, Which May Adversely Affect Our Business and Financial Performance, and Require Prior Government Approval for Holders of Our Ordinary Shares, Including Upon Conversion of Our Class B Shares or Our 2028 Notes, and Our Class B Shares”.

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

As of March 31, 2025, our stated capital was $2,041,204,288.07 comprising 71,594,512 ordinary shares and 39,667,911 Class B Shares with a par value of $0.0005 each.

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

On February 1, 2023, we completed the transfer of our Goibibo business from ibibo India to MMT India pursuant to a scheme of arrangement between our wholly-owned subsidiaries, MMT India and ibibo India. Our redBus business was retained by ibibo India, and ibibo India was subsequently renamed as redBus India. redBus continues to operate separately as an existing brand. On March 22, 2024, our board approved the composite scheme of amalgamation and arrangement between MMT India and redBus India, whereby redBus India as an entity is proposed to be merged with MMT India, subject to customary approvals from the National Company Law Tribunal, or NCLT and other relevant regulatory authorities. NCLT has accepted our first motion application on July 4, 2024 and subsequently we have filed second motion petition before the NCLT on August 12, 2024 for the final approval of the scheme. The next date of hearing with NCLT is yet to be scheduled.

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

In February 2025, we acquired a corporate travel and expense management business on a going concern basis, operated through the “HAPPAY” brand.

Additional Information

The SEC maintains an internet site, www.sec.gov, that contains reports, proxy and information statements, and other information regarding issuers, like us, that file electronically with the SEC. We also maintain a website at www.makemytrip.com, which contains information about our company. The information on our website shall not be deemed part of this Annual Report.

B. Business Overview

We commenced operations in 2000 with a focus on the non-resident Indian market in the United States, primarily servicing demand for United States to India air tickets. We started our Indian business with the launch of our Indian MakeMyTrip website in September 2005. We primarily target Indian leisure and corporate travelers for our services and travel products who prefer to make their own travel arrangements through our online and offline sales channels. We are a leading travel service provider in India. Through our primary websites, www.makemytrip.com, www.goibibo.com and www.redbus.in, and our mobile applications, travelers can research, plan and book a wide range of travel services and products in India as well as overseas. Our services and products include air ticketing, hotels and packages, bus tickets, rail tickets, car hire, activities and experiences and ancillary travel requirements such as facilitating access to third-party travel and other insurance products, foreign currency exchange services and visa-related products and services.

As of March 31, 2025, approximately 87,000 properties in India including alternative accommodation properties, were available to our customers for booking through our platform. In addition, customers could book over 1.2 million hotels and properties outside India, as well as tickets from Indian Railways and over 5,950 bus operators, including several major bus operators in India, Malaysia, Singapore, Indonesia, Cambodia, Vietnam, Peru and Colombia, through our platforms as of March 31, 2025.

We have invested significant capital in our infrastructure and in sales and marketing efforts to build our brand, acquire customers and gain recognition, and recorded net losses for each of our fiscal years except for fiscal years 2011, 2012, 2024 and 2025. We recorded net losses of $(11.2) million in fiscal year 2023. In fiscal year 2024, we recorded a net profit of $216.7 million which includes a credit of $126.1 million on recognition of deferred tax assets and a gain of $30.6 million due to the change in carrying value of our 2028 Notes. In fiscal year 2025, the robust travel demand in India for both domestic and international outbound travel led to a net profit of $95.3 million.

Air ticketing – Flight segments, Hotels and packages – Room nights and Bus ticketing – Bus tickets booked through our platform were 43.9 million, 26.1 million and 73.0 million, respectively, in fiscal year 2023, 51.1 million, 31.1 million and 86.8 million, respectively, in fiscal year 2024 and 58.7 million, 37.0 million and 106.5 million, respectively, in fiscal year 2025. Our gross bookings were $6.6 billion, $8.0 billion and $9.8 billion in fiscal years 2023, 2024 and 2025, respectively.

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

Awards	Brand	Year
IAMAI - Best user experience in an application	MakeMyTrip	2025
The Economic Times - MICE Travel agency of the year - Domestic Travel	MakeMyTrip	2024
LinkedIn - Top Companies 2024 (<5k employees)	MakeMyTrip	2024
The Economic Times (Travel and Tourism Awards) - Excellence in use of PR	MakeMyTrip	2024
ETCIO Awards - Digital Enterprise of the Industry (Digital Native Category)	MakeMyTrip	2024
Avtar – The Power of Diversity – 100 Best Companies for Women	MakeMyTrip	2024
The Economic Times – Future Ready Organization	MakeMyTrip	2024
Annual CX Excellence Awards - Best Customer Experience Transformation Award	MakeMyTrip	2023
Sustainability100+ Award – Climate Action	MakeMyTrip	2023
The Economic Times - Best Online Travel Marketplace - B2C	MakeMyTrip	2023
The Economic Times - MICE Travel Agency of the year – Domestic Travel	MakeMyTrip	2023
The Economic Times (Travel and Tourism Awards) - Best Domestic Tour Operator	MakeMyTrip	2023

Our Strengths

We have the following competitive strengths:

A Leading Travel Service Provider in India with Well-Recognized Brands. Since commencing our travel business in India in 2005, we have become a leading company in the Indian travel market for air ticketing, hotels and packages and bus ticketing bookings. In fiscal year 2023, 43.9 million flight segments for air ticketing, 26.1 million room nights for hotels and packages and 73.0 million travelled tickets for bus ticketing were booked through us. In fiscal year 2024, 51.1 million flight segments for air ticketing, 31.1 million room nights for hotels and packages and 86.8 million travelled tickets for bus ticketing were booked through us. In fiscal year 2025, 58.7 million flight segments for air ticketing, 37.0 million room nights for hotels and packages and 106.5 million travelled tickets for bus ticketing were booked through us. Based on data from the DGCA, we estimate that nearly one in three domestic air passengers in India booked their air ticket through our company during fiscal year 2025.

The travel and hospitality industry has made significant and continuous progress in last decade. Businesses are now increasingly driven by technology with the aim of providing better customer service and increasing efficiencies. Over the years, we have used technology to automate our processes, make our offerings more customer-friendly and improve overall user experience.

We believe that MakeMyTrip, Goibibo and redBus brands are well-recognized in the Indian travel industry. We have invested in developing and promoting our MakeMyTrip brand since our inception, using a combination of traditional channels such as print, radio and television, mass media campaigns, as well as search engine marketing and other innovative digital marketing tools, such as outreach through Facebook, Instagram, YouTube, LinkedIn, X (formerly twitter) and other social media websites, viral marketing and online display banners, to broaden our reach to travelers in India and overseas. We expect to continue to invest in our MakeMyTrip, Goibibo and redBus brands. We also believe that our brand strength is responsible for allowing us to source a significant portion of our traffic from non-paid sources such as search engine results and direct traffic, as opposed to paid results, such as search engine marketing. We believe that our reputation and market position have also provided us with the ability to negotiate competitive rates when contracting with airlines, hotels and other suppliers.

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

Comprehensive Selection of Service and Product Offerings. We offer a comprehensive selection of travel and travel-related services and products to our customers. We cater to the travel needs of residents in India, as well as non-resident Indians and others traveling to India from the United States, Southeast Asia, GCC countries and elsewhere. Our services and products include air tickets, hotels and packages, bus tickets, rail tickets, car hire, activities and experiences and ancillary travel requirements such as facilitating access to third-party travel and other insurance products, foreign currency exchange services and visa-related products and services. As of March 31, 2025, approximately 87,000 properties in India, including alternative accommodation properties, were available to our customers for booking through our platforms. In addition, customers could book over 1.2 million hotels and properties outside India, as well as tickets from Indian Railways and over 5,950 bus operators, including several major bus operators in India, Peru, Colombia, Vietnam, Cambodia and select countries in Southeast Asia, through our platform as of March 31, 2025. Our selection of hotels is diverse, with choices for travelers from budget to premium category offerings, homestays, villas and apartments being available on all our brands and also through our offline channels and corporate offerings. We believe our comprehensive selection of travel services and products positions us a “one-stop shop” for various types of travel and related ancillary services for our customers’ travel needs and allows us to combine multiple products and provide customized packages that suit the unique needs of our customers.

Broad Distribution Network. We use a variety of technology-enhanced distribution channels to target the growing Indian middle-class travel market. Our distribution network is centered on our India-focused websites, www.makemytrip.com, www.goibibo.com and www.redbus.in, mobile applications for Android and iOS, our UAE-focused website, www.makemytrip.ae, our call centers, and various franchisee-owned travel stores in India as of March 31, 2025. Travel agents can access our MakeMyTrip B2B website through our dedicated myPartner platform, which enables them to sell our full suite of online travel services to their customers. We have also partnered with various digital platforms such as Amazon Pay, Google Pay and HDFC SmartBuy to provide travel services to expand our customer reach. Our Holiday Experts initiative also offers a unique career opportunity to Indian women homemakers provides them with in-depth training and access to advanced tools and technology, along with close and continuous mentoring. As of March 31, 2025, approximately 2,000 women participated in this initiative by working from home and assisting our customers with planning and booking holiday offerings through our platform.

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

Our web-based booking engines have been designed to link to our suppliers’ systems either through “direct connects”, Switch or a GDS (both Amadeus CRS and Galileo GDS), and are capable of delivering real-time availability and pricing information for multiple options simultaneously. Our MakeMyTrip, Goibibo and redBus platforms are hosted on AWS, which provides a high degree of reliability, security and scalability and helps us to maintain adequate capacity. Our technology platforms can be upgraded to handle increased traffic and complexity of products with limited additional investment.

Customer-Focused Approach. We place significant emphasis on technology, personnel and training to improve our services to our customers. Our customers can choose from our various customer service channels to contact us, including web-based self-service or automated chat support as well as our call centers, our franchisee-owned travel stores and e-mail. We have access to a large amount of customer data through our MakeMyTrip, Goibibo and redBus businesses, which allows us to optimize our online marketing and provide customized product offerings. Our mobile service platforms allow customers to receive e-tickets and flight alerts via text messages and WhatsApp messages on their mobile phones. Our customers can also make bookings on our mobile sites and web application mobile sites, accessible through www.makemytrip.com, www.goibibo.com and www.redbus.in. In addition to being able to make different types of travel bookings on their smartphones and mobile devices, customers can view their booking details, cancel bookings, request e-tickets, track their refund status, check their flight status, search for new deals and use location-based services to find nearby places of interest. Our websites and mobile applications provide an enhanced user experience for researching and booking hotels, as well as valuable travel information not available on our mobile sites, such as user-generated travel reviews and destination guides to help customers conduct research and make travel decisions.

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

We primarily outsource our call center operations and fulfillment process in India to iEnergizer IT Services, Radical Minds Technologies, Concentrix Daksh Services, Globiva Services, Insight Customer Call Solutions and others, as we believe that these providers are experienced, reputable and able to adhere to our customer service standards and enhance our service quality. We also have a dedicated in-house escalation service team, which operates 24 hours a day, seven days a week, and is responsible for addressing issues or complaints raised by our customers. All of our representatives participate in a formal training program before commencing work and have in-depth knowledge of their relevant local market. Our representatives also attend periodic training programs to familiarize themselves with our new services and products.

We offer a number of loyalty programs that are aimed at promoting repeat bookings, driving customer retention and rewarding loyal customers. Members of these programs have access to a range of benefits, including cashback rewards, discounts, offers and complimentary privileges such as seat selection and meals on flights. As of March 31, 2025, our MMT India “MMTBLACK” and Goibibo “goTribe” loyalty programs had approximately 2.0 million and 2.4 million enrolments respectively.

Experienced Management Team. We operate in an industry where we believe one of the most important assets is the quality of our people. Our senior management team comprises industry executives with significant experience in the travel industry, including online travel agencies, in India and the United States. Our senior management team also has in-depth experience in the internet, consumer services and consumer product industries, having worked with companies such as GE Capital, PepsiCo, Colgate and Seagram. Our senior management team is supported by our broader leadership team, comprising talented and experienced professionals that oversee and implement our day-to-day operations. We also actively recruit management graduates and engineers from leading institutions in India to fill important management roles in our company.

Our Strategy

We believe that India’s growing base of more than 940 million internet users, coupled with its rapid drive towards digital adoption driven by its young population, provide us with significant growth opportunities. Our objective is to pursue long-term market share growth opportunities and to grow profitably by building on our current position as one of India’s leading travel service providers. The key elements of our strategy include:

Expand Our Hotels and Packages Business. Our hotels and packages business generally yields higher Adjusted Margin % than our air ticketing business, and we intend to continue shifting our business mix towards this segment. In fiscal year 2017, we acquired the Goibibo business, which operates a hotels and packages business under the Goibibo brand, making us one of the leading online hotels and packages providers in India.

We aim to increase our market share by investing in automation, adoption of new technologies and greater focus on customers. Our objective is to enable more hotel suppliers to seamlessly connect to our various platforms using the latest technology, including direct connects, channel managers and direct integrations with various aggregators. We also continue to focus on automation by making changes to our extranet to allow more of our hotel suppliers to use a self-service mode for managing their rates, inventory, content, payments and confirm bookings made by our customers on a real-time basis. India is the most populous country in the world and has an under-penetrated market for travel. Propensity and willingness to travel is steadily increasing, fueled by a growing Indian middle-class. This is expected to drive growth in consumer spending. In addition, India has 943 million internet subscribers as at April 2025, according to the TRAI, and close to 460 million individual digital payment users as at April 2025, according to the PIB. More than 221 billion digital payment transactions were made in India during fiscal year 2025, according to the RBI. This presents a significant opportunity for technology companies. We believe that we can increase our total number of transactions as internet penetration in India increases over time. In addition, given the high penetration of smartphones in India, we have also introduced our extranet mobile application which allows hotels to directly update inventory and rates, and confirm bookings through the application. We are investing in improving the customer experience by enhancing our offerings on various devices (particularly mobile and tablets) and becoming more content-focused. We also intend to grow our packages business outside India through strategic partnerships and acquisitions, as well as by strengthening our relationships with key aggregators from whom we procure inventory for our packages products.

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

We seek to continue expanding our travel offerings beyond core air tickets, hotels and packages to mass market products including bus and rail tickets and car hire. We introduced the sale of bus tickets in 2008 and the sale of rail tickets in 2009 under our MakeMyTrip brand. In January 2017, we expanded both of these businesses through the acquisition of the ibibo Group and the addition of its redBus bus ticketing and Goibibo rail ticketing businesses to our offerings. We also provide car hire services in conjunction with our holiday package bookings and in fiscal year 2018, we introduced inter-city car hire services on both our MakeMyTrip and Goibibo platforms. In December 2023, we acquired a majority equity interest in Savaari which is engaged in the business of providing car rental services in India. In line with our continued focus to strengthen our corporate travel business, we acquired a corporate travel and expense management business on a going concern basis, operated through the “HAPPAY” brand in February 2025. As of March 31, 2025, we offer over 24,000 activities and experiences on our platform, both domestically and overseas, with a focus on international experiences. Further, we also provide other value-added ancillary services such as facilitating access to third-party travel and other insurance products, foreign currency exchange services and visa-related products and services to enhance our customers’ travel experience.

Enhance Our Service Platforms by Investing in Technology. We intend to continue to enhance our platforms by further investing in advanced technologies such as generative artificial intelligence, artificial intelligence driven personalization, and intelligent automation. These investments are key to our strategy of providing seamless, intuitive, and highly personalized travel experiences for our customers at every interaction. We have integrated our hotels extranet platform, flights supply unification, pricing system and CRM unification across our MakeMyTrip and Goibibo brands. We also intend to extend user feedback features to more products, enable more user-friendly bookings to be saved by our customers and used across all our services and products, enhance our mobile service platform to make transactions more user-friendly and allow real-time verification to prevent online credit card fraud. We intend to sell more of our holiday packages online, in addition to selling through our call centers, which we believe will contribute to increased operating margins. We believe that our continued investments in technology will enable us to enhance our customer service and to capitalize on the expected growth opportunities in the online travel market in India. We intend to continue to focus on increasing our online and mobile customer base. We intend to continue to invest in mobile offerings and applications, strengthen our focus on analytics, and continue upgrading our technology platform. We have also unified our back-end systems across our MakeMyTrip, Goibibo and redBus platforms, which we believe will yield faster and more efficient development and deployment of system enhancements.

Expand into New Geographic Markets. We believe we are well positioned for growth in other overseas markets, particularly those with a significant non-resident Indian population. In December 2009, we launched our website, www.makemytrip.ae, in the UAE, following, among other things, the registration of our website’s domain name with the relevant registry as well as the procurement of additional servers to handle the increased traffic from this international website. In 2021, we launched our UAE flights and hotels desktop and mobile web platform. We have developed multilingual content and vernacular search optimized pages in Arabic and English which has resulted in customer acquisition from the UAE using both our web and mobile platforms. In 2023, we launched a major brand campaign for the UAE to grow our brand visibility in the region. We continue to build awareness amongst non-Indian users through campaigns during travel seasons. In addition, we launched our “MMT SELECT” loyalty program. As of March 31, 2025, we have approximately 0.6 million enrolments in this program.

We entered the Singapore market by acquiring Luxury Tours in May 2011. In November 2012, we expanded in Southeast Asia through our acquisition of the ITC Group. In January 2017, as part of our acquisition of the ibibo Group, we entered the Colombia and Peru markets through our redBus business. In addition, redBus commenced operations in Indonesia, Cambodia and Vietnam in April 2018, March 2024 and April 2024 respectively.

Pursue Selective Strategic Partnerships and Acquisitions. In addition to growing our business organically, we have in the past and may continue to pursue strategic partnerships and targeted acquisitions that complement our service offerings, strengthen or establish our presence in our targeted domestic and overseas markets or facilitate technological advancements to our platform. On January 31, 2017, we undertook a strategic combination with the ibibo Group by way of an acquisition of 100% equity interest in the ibibo Group, which owns and operates air ticketing, hotels and packages and rail and bus ticketing businesses under its Goibibo and redBus brands. In fiscal year 2013, we became the sole owner of Luxury Tours, a Singapore-based travel agency which is engaged in the business of providing hotel reservations, excursion tours and other related services to inbound and outbound travelers in Singapore and the rest of Southeast Asia, following our initial investment in 2011. In 2014, we acquired a minority equity interest in Simplotel. We became the sole owner of the ITC Group in 2015, a well-established hotel aggregator and tour operator focused on Thailand in which we initially invested in 2012. In fiscal year 2019, we acquired 100% equity interest in Bitla, which provides technology support for bus operators and in April 2019, we acquired a controlling equity interest from the existing shareholders of Quest 2 Travel, which provides travel solutions for large corporates across India. We also hold a 38.6% stake in Saaranya Hospitality Technology Private Limited. In April 2022, we acquired a majority interest in Book My Forex, which offers currency exchange, multi-currency prepaid forex cards, cross border remittances as well as other ancillary products to Indians travelling abroad. In September 2022, we acquired an additional equity interest in Simplotel and now hold a majority equity interest in Simplotel. In September 2023, we acquired the remaining equity interest in Quest 2 Travel, which is now our wholly owned subsidiary. In December 2023, we acquired a majority equity interest in Savaari, which is engaged in the business of providing car rental services in India. In February 2025, we acquired a corporate travel and expense management business on a going concern basis, operated through the “HAPPAY” brand. We expect to continue to monitor strategic partnerships and acquisitions in the future. We believe that our acquisitions and partnerships, together with our technology platform that enables us to successfully and cost-effectively integrate our new acquisitions and partners, have helped to strengthen our positions in our different businesses.

Our Services and Products

We offer a comprehensive selection of travel and travel-related services and products catering to the travel needs of residents in India as well as non-resident Indians and others traveling to India from the United States, Southeast Asia, the GCC countries and elsewhere. We provide travelers with the tools and information they need to efficiently research, plan, book and purchase travel services and products in India as well as overseas. Our services and products include air tickets, hotels, packages, bus tickets, rail tickets, car hire, activities and experiences and ancillary travel requirements such as foreign currency exchange services, visa-related products and services, facilitating access to third-party travel and other insurance products. Our key customers include leisure travelers and corporates.

Air Ticketing

Our air ticketing business is primarily targeted at domestic travel within India and international travel originating in India; and inbound travel to India from the United States, Southeast Asia, the GCC countries and elsewhere. We further expanded our air ticketing business in 2017 through our acquisition of the ibibo Group.

We commenced our air ticketing operations under our MakeMyTrip brand in 2000 and have experienced significant growth in our air ticketing business covering domestic travel within India and international travel from India. Furthermore, based on data from the DGCA, we estimate that nearly one in three domestic air passengers in India booked their air ticket through our company during fiscal year 2025. The following table sets forth the number of flight segments booked through our platforms for the periods indicated.

	Number of Flight Segments(1)
	Fiscal Year March 31,
	2023	2024	2025
Indian domestic air travel	37.9 million	42.1 million	46.8 million
Outbound (outside India) air travel	6.0 million	9.0 million	11.9 million

Note

(1)
“Flight segments” means a flight between two cities, including flights booked as part of a longer itinerary or a package, and is reported net of cancellations.

We provide our customers with a wide selection of airline tickets for all major domestic full-service and low-cost airlines operating in India, including Air India, Air India Express, Alliance Air, Akasa, Flybig, IndiGo,

SpiceJet, Star Air, Air India, Fly91; and all major international flights that originate from cities in India including, Air Asia, Air France-KLM, Air India, American Airlines, British Airways, Cathay Pacific, Delta Airlines, Emirates, Etihad Airways, Ethiopian Airlines, Finnair, IndiGo, Kenya Airways, Lot Polish, Lufthansa, Malaysia Airlines, Qatar Airways, Qantas Airways, Scoot Airlines, Singapore Airlines, Thai Airways, United Airlines, Virgin Atlantic, Vietnam Airlines and Vietjet Air. We make bookings with these airlines through a GDS (we use both Amadeus CRS and Galileo GDS), via “direct connects” to the airlines’ booking systems, through New Distribution Capability or NDC, or through third party suppliers.

We believe our websites and mobile platforms provide comprehensive information to our customers in a time-efficient and unbiased manner. Customers can quickly and easily evaluate a broad range of potential fare and airline combinations through our user-friendly websites and mobile platforms. Customers may search for flights based on their preferred travel dates, destinations, number of passengers, number of stops and class of travel. By using advanced search options, such as for Indian domestic flights, customers can specify preferred flight timings, routes, airlines and fare categories. Customers can also easily filter and sort the results of their search according to their preferences. We have also introduced features that allow customers to select their preferred seats, book meals and check in baggage using our website and mobile platforms.

Hotels and Packages

We introduced our hotels and packages business in 2005 and have since experienced significant growth in this area, including through our acquisition of the ibibo Group in January 2017. We operate our hotels and packages business mainly through MMT India under the MakeMyTrip brand and Goibibo brand. The total number of room nights in our hotels and packages business was 26.1 million, 31.1 million and 37.0 million in fiscal years 2023, 2024 and 2025, respectively.

Hotels. As of March 31, 2025, approximately 87,000 properties in India, including alternative accommodation properties, were available to our customers for booking through our platform. In addition, customers could book over 1.2 million hotels and properties outside India through our platform. We obtain access to room inventory from our hotel suppliers through three methods: “direct connects,” “direct allocation” and for most hotels outside India, through contracts with online travel agents and aggregators outside India. Substantially all of our hotel suppliers in India have a “direct allocation” arrangement with us whereby they allocate rooms directly to us either by managing their room inventory through our extranet, or through channel managers, or supported by us via telephone. We do not assume any inventory risk for such “direct allocation” as unsold rooms are released to the hotels within an agreed period of time. The remaining hotels in India are connected through direct connects. “Direct connect” is the method by which our booking systems are integrated with the central reservations systems of the hotels and reservations made are confirmed on a real-time basis, although this applies to a small proportion of our total hotel bookings. Through our ongoing efforts to increase the automation of and otherwise improve our extranet, our hotel suppliers are now able to perform most of the necessary functions for executing transactions through our system without our direct involvement. We obtain access to inventory for most hotels outside India through contracts with other online travel agents and aggregators outside India. Our inventory also includes home stays and budget rooms through “goSTAYS” at Goibibo and MakeMyTrip. During fiscal year 2018, we merged our supplier extranet for MakeMyTrip and Goibibo to a common technology platform for our domestic and self-contracted international accommodation properties both on our websites and mobile applications. We have further upgraded this platform by adding features such as management of inventory, rates, promotions and analytical capabilities. We have also expanded our hotel offerings by providing alternate accommodations, which include villas, apartments, hostels, homestays and cottages. We do not assume any inventory risk, as these properties allocate their inventory to us directly or through channel managers. We have also introduced a calendar sync option, which allows alternative accommodation providers to update inventory by synchronizing their calendars. We allow customers to book these properties through all of our online platforms. In 2020, we introduced a feature for certain alternative accommodation properties to facilitate communication between customers and hosts. In 2021, we also introduced a feature which allowed new hosts to be onboarded directly through our MakeMyTrip mobile application. In 2022, we launched a “Book with Zero payment” option, which allows our customers to book hotels or homestays in India and internationally without making any upfront payment. This provides our customers with convenience and flexibility in making travel plans, as they are only required to make payment closer to their check-in date. In 2024, we launched a dedicated funnel to sell hostel rooms on our Goibibo mobile application and also launched options to search and book pet friendly stays on our MakeMyTrip mobile application.

With respect to our websites and mobile applications, the focus of our technological improvement and sales efforts is on consolidating multiple supply sources and identifying the best rates possible for our customers. On our www.makemytrip.com and www.goibibo.com websites and through our applications on various mobile platforms, customers may search for hotels based on their destination, preferred dates for check-in and check-out, and may easily filter their search results by selecting star ratings, specific hotel chains, location, accommodation type and other options. Customers can also indicate amenity preferences, such as business services, internet access, fitness centers, swimming pools and travel assistance. MakeMyTrip’s “View Map” offers customers the ability to compare hotel locations on an interactive neighborhood map. Our online hotel booking platforms provide an enhanced user experience for researching and booking hotels on desktop and mobile devices.

Packages. We offer pre-packaged vacations, which includes elements of travel and accommodation services, designed by our in-house product specialists, under arrangements with various travel suppliers and our Switch and GDS service providers to cater to both individual and group travelers. Our packages also include various travel services such as facilitating access to third-party travel and other insurance products, visa-related products and services, airport transfer and sightseeing.

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
•
Meetings, Incentives, Conferences and Exhibitions (MICE). Our MICE team offers services to organizations and other groups with planning meetings, incentive travel, conferences, offsites, group travel, weddings, trips or other events. Our MICE team assists such customers in planning and booking travel arrangements for large groups of travelers to domestic and international destinations.

Corporate Travel Service. In fiscal year 2018, we introduced the corporate booking tool “myBiz” which is a complete business travel solution for the booking of travel services by corporates and SMEs. myBiz was built to provide greater flexibility and convenience for business travel and also offers corporate travel benefits for employees. myBiz is also designed to reduce payment inefficiencies and minimize corporate card abuse. It offers a centralized, corporate level wallet for all bookings, which is managed by corporate administrators and provides real-time reporting. With the acquisition of Quest 2 Travel in April 2019, which provides customizable travel solutions for large corporates across India, we have further strengthened our offerings to corporate travelers. During the fiscal year 2024, we incorporated a wholly-owned subsidiary in India, Hotelcloud Services Private Limited, primarily to provide travel services to our corporate clients.

Bus Ticketing

We own and operate our bus ticketing business primarily through redBus, a leading online bus ticketing platform with a presence across India through www.redbus.in and in select countries overseas through our other regional redBus websites. Customers can also make bus bookings on our MakeMyTrip and Goibibo websites in India and on mobile platforms through our mobile applications for iOS and Android. We believe that the strength of these three brands have positioned us to increase our penetration of the bus ticketing market. Customers can also access YourBus, a vehicle tracking tool and other features in all three brands. Through our websites and mobile platforms, 73.0 million, 86.8 million and 106.5 million bus tickets were booked in fiscal years 2023, 2024 and 2025, respectively.

We have agreements with several major bus operators in India, Peru, Colombia, Vietnam, Cambodia and select countries in Southeast Asia, including government bus operators, some of which are operators of multiple routes, as well as with aggregators and other intermediaries. Our bus tickets inventory is obtained through two channels: real-time inventory from operators and aggregators, both of which are directly connected to our booking platforms.

Customers can search for bus tickets based on their preferred platform with their travel dates and routes and our websites will typically display numerous options for customers to choose from. We offer our customers basic information on the type of bus used on the relevant route. Customers are able to select seats, choose from the available boarding points in the relevant city on the routes as well as obtain information on the location of the chosen boarding point among other details. Our websites and applications also enable our customers to find their destinations easily by using colloquial names. We also made significant improvements to our online bus booking platform, such as more flexible search options and allowing our users to write reviews and upload bus images, which helps our customers make informed booking decisions. We have also made our booking platforms available in Hindi, Tamil, Telugu and Kannada in India and also in local languages in international markets, as a part of our localization efforts. On the redBus app in India, auto rides and metro tickets in select cities are offered in partnership with Open Network for Digital Commerce, for better last mile connectivity.

redBus also sells bus tickets through an agent platform, SeatSeller, which comprises more than 18,750 agents across India, Southeast Asia and Latin America. In addition, tickets are sold through more than 135 application programming interface, or API partners. Our redBus transaction database is highly scalable to cater to our growing transaction needs.

In recent years, redBus has launched a variety of initiatives aimed at improving customer experience. In India, we have launched a feature that allows female users to search for buses that are highly rated by female users and female solo travelers. During the fiscal year 2025, we introduced a hotel booking feature on our redBus Android application.

Other Services and Products

Rail Tickets. We sell railway tickets in India on our MakeMyTrip and Goibibo platforms through “direct-connect” access to Indian Railways’ passenger reservation system online, allowing customers to reserve and purchase Indian Railways tickets on a real-time basis, as well as through our redBus platforms (which also includes our redRail mobile application). Indian Railways is India’s state-owned railway, which owns and operates most of India’s rail transport. We booked approximately 8.1 million, 10.6 million and 14.0 million transactions for rail tickets in fiscal years 2023, 2024 and 2025, respectively.

Using a customized search interface, our customers are able to quickly search for train tickets based on their preferred travel dates, destinations and class of travel. Customers are able to compare travel options across various trains, classes, dates and prices. The search results displayed are detailed and have been customized to suit the needs of local Indian railway users.

Car Hire. We provide car hire services, airport transfers and outstation cabs on our platforms. Customers can make bookings through our desktop and mobile sites and our mobile applications for iOS and Android. In December 2023, we acquired a majority equity interest in Savaari which is engaged in the business of providing car rental services in India. As of March 31, 2025, we offered outstation car hire services in more than 2,300 cities in India. We also offer transfers to and from 129 airports across India. Through our websites and mobile platform, approximately 0.3 million, 0.3 million and 0.7 million outstation cabs service transactions were recorded in fiscal years 2023, 2024 and 2025, respectively, while approximately 0.5 million, 0.6 million and 0.8 million airport transfer transactions were recorded in fiscal years 2023, 2024 and 2025, respectively.

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

Ancillary Services and Products

We offer travel-related ancillary services to our customers who book their travel using our platforms, such as travel insurance and foreign currency exchange services and visa-related products and services. In fiscal year 2023, we introduced add-on products for air ticketing bookings on our platform. Customers opting for “Zero Cancellation” can cancel their booking and receive a full refund up to 72 hours before the departure of flight. Customers who opt for “Free Date Change” on domestic flights can change their travel date up to two hours before departure by paying any applicable fare difference. We also offer a "Price Lock" feature, where a customer can lock in the flight fare by paying a fee and book the ticket later without an increase in fare. Similarly for bus ticketing, we offer “Free Cancellation” in India and “Refund Guarantee” in Singapore, Malaysia, Indonesia, Peru and Colombia, which allows users to cancel their booking up to a few hours before departure for a full ticket fare refund. Customer can also utilize features such as “Free Cancellation” and “Trip/Seat Guarantee” and claim refunds for last minute cancellations or not being able to confirm a seat for their train journey for a fee.

Our Distribution Channels

We utilize a variety of technology-enhanced distribution channels to target the growing Indian middle-class travel market, where digital and ecommerce adoption is still at an early stage. Our broad distribution network gives us access to Indians traveling domestically or overseas and also reaches non-resident Indians and others traveling inbound to India. Our distribution network uses a combination of our websites, mobile applications, franchisee-owned travel stores, our travel agents’ network as well as call centers and holiday experts, providing us with multiple channels to access these customers. We have also partnered with various digital platforms such as Amazon Pay, Google Pay and HDFC SmartBuy to provide travel services to expand our customer reach. The significant majority of our total transactions are still carried out through our own websites and mobile applications.

Our customers’ varied needs are served by different distribution channels. While we experienced a decrease in the number of transactions booked through our desktop websites between fiscal years 2020 and 2025, we believe that this is due to more customers shifting towards using our mobile applications instead of our desktop website as a result of the increased use of smartphones and mobile devices in India. Our customers can book standard flights and hotel packages on our websites and our mobile applications, but the majority of the sales of packages within or outside India are concluded through our Holiday Experts and our franchisee-owned travel stores.

Internet Websites and Mobile Applications

Our MakeMyTrip brand operates through the websites www.makemytrip.com, and other overseas regional websites and servicing the Indian domestic and outbound market, the United States-India inbound market (focusing in particular on non-resident Indians in the United States), as well as countries in the GCC and Southeast Asia. Our MakeMyTrip brand also operates through our global website. Our Goibibo brand operates through www.goibibo.com and our redBus brand operates through www.redbus.in and other overseas regional websites.

Our websites and their content are tailored to our predominantly Indian user base. For example, on www.makemytrip.com, we have localized our top-selling hotel webpages with information and using language that we believe would be more attractive and relevant to an Indian user. In fiscal year 2021, we also launched the Arabic language version of our desktop and mobile website for flights and hotels product offerings in UAE. Our multilingual content has helped us build vernacular search optimized pages, acquire more Arabic-speaking customers and increased the number of downloads for the English version of our mobile application, which have resulted in an increase in the number of our customers in UAE.

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

A transaction on our websites typically involves the following steps:

Search. A customer conducts a search for a particular product, or combination of products (for example, flight plus hotel), on our websites by defining desired parameters. For example, for domestic Indian flights, apart from the city of departure and destination, number of travelers and dates of travel, our customers can also input additional parameters such as preferred cabin class and fare types. Our websites’ search capabilities employ scalable search and routing logic that we believe return comprehensive results without sacrificing search response times or creating added stress on our suppliers’ infrastructure. Our search results are generated in a cost-effective and time-efficient manner since the majority of search results on our platforms are derived from search engine caches. Our web-based MakeMyTrip, Goibibo and redBus booking engines, which have been designed to link to our suppliers’ systems either through “direct connects” or a GDS (both Amadeus CRS and Galileo GDS) or Switch, allow us to deliver real-time information. In addition, we also provide extranet access to our hotel suppliers where they can update their rates, inventory and content on our websites.

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

Review. After a customer has selected a particular option, our websites will provide the customer with an opportunity to review the details of the product being purchased and the terms and conditions of such purchase. At this stage, our websites connect to the GDS (Amadeus CRS and Galileo GDS) or Switch or the websites of our travel suppliers to confirm the availability and pricing of the product selected, and in the event the customer’s choice is not available, the customer will be informed of the next-best alternative to the selected product. Customers booking travel products on our websites will also be shown options to purchase travel and other insurance products and other related ancillary services.

Payment. We offer our customers a variety of payment methods. On our Indian websites, customers may pay in Indian Rupees with credit cards, debit cards issued by banks in India, bank transfers, e-wallets and unified payment interfaces such as GooglePay and PhonePe. We also offer partial payment options for large value transactions. All sales made through our desktop and mobile platforms require consumers to pay or guarantee their purchases with their credit cards or other payment options. Our online payment gateways are secured by “Verified by VISA,” “MasterCard Secure Code,” “Diners ProtectBuy,” “RuPay PaySecure” and “American Express SafeKey.” Customers may also use our proprietary prepaid wallets (“MyWallet”, “GoCash” and “redBus Wallet”) to obtain instant refunds and a quicker checkout experience. We also accept international credit cards issued outside India through single factor authorization for which we bear fraud chargeback liability. On our US MakeMyTrip website, customers may pay in US dollars with credit cards or through PayPal. On our UAE website, customers may pay in UAE Dirhams with credit cards or other payment modes acceptable in UAE. On our other international websites, customers may pay in multiple currencies with credit cards.

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

Our MakeMyTrip, Goibibo and redBus mobile platforms cater to the full range of traveler needs. This includes our mobile websites and mobile applications, which allow customers to search, book and pay for Indian domestic and international air tickets, hotels and packages, bus and rail tickets, car hire bookings and attractions and activity bookings on their mobile phones at no additional cost with flexibility of payment options. The tickets and bookings are delivered through email and WhatsApp messages. We also send regular updates on our offers to our customers via push notifications on mobile applications. In addition to being able to make different types of travel bookings on their mobile devices, customers can view their booking details, cancel bookings, request e-tickets, track refund status, search for new deals and use location-based services to find nearby places of interest. Our mobile applications are available on Android and iOS. Since our inception in 2000 till March 31, 2025, over 81.9 million customers have transacted on our various platforms. As of March 31, 2025, our MakeMyTrip mobile application had been downloaded approximately 183.8 million times on Android and approximately 27.1 million times on iOS, our Goibibo mobile application had been downloaded approximately 143.6 million times on Android and approximately 14.0 million times on iOS, our redBus mobile application had been downloaded approximately 195.8 million times on Android and 16.7 million times on iOS and our redRail app had been downloaded approximately 8.5 million times on Android and approximately 0.24 million times on iOS.

Travel Stores

As of March 31, 2025, we had over 136 franchisee-owned travel stores operated across India, which primarily sell packages under our MakeMyTrip brand.

At our franchisee-owned travel stores, customers can consult with our sales representatives, receive comprehensive, real-time information on flights, hotels, packages, as well as information for other services and products, and make travel bookings, without prior appointment. Unlike agents in our travel agents’ network described below, franchisee-owned travel stores sell our products exclusively. These travel stores are connected with our franchisee dedicated booking tool 'MMT One' and are linked to our CRM system.

The customer experience in all our franchisee-owned travel stores is substantially similar because they are operated according to our guidelines, as required in our contractual arrangements with our franchisees. In addition to providing our franchisees with the use of dedicated portal, links to our CRM system and a license to use our brand, we also make frequent on-site visits and provide other technical and operational support to our franchisees. In general, we encourage our franchisees to adapt their businesses to meet the demands and needs of their local market and customers.

Travel Agents’ Network

Our travel agents can access our myPartner platform, which enables them to sell our full suite of online travel services to customers. This platform use a similar interface as our external customer-facing websites while offering additional features which are customized for use by travel agents. Travel agents can book hotels and air tickets on our platform, which offers customization, personalization and travel booking convenience for their customers. We believe our network is attractive to travel agents as we provide access to products which such agents may not otherwise be able to access cost-effectively or at all. These travel agents earn commissions from us depending on the volume and type of travel services and products sold. Furthermore, our travel agents’ network allows us to expand our footprint in India and distribution network in a cost-effective manner. As of March 31, 2025, our “myPartner” platform had over 48,480 registered agents in India.

Call Centers and Holiday Experts

To achieve cost-efficiency and scalability, we utilize in-house teams as well as various call centers in India to provide sales support. Our platform also features an automated chat bot that instantly connects customers with dedicated outsourced customer service support, providing real-time assistance for bookings, inquiries and personalized travel needs. Our customer support representatives also receive up-to-date training on our new services and products. For customers seeking curated travel experiences, our team of specialized Holiday Experts offers expert guidance in crafting and booking holiday packages tailored to their preferences. They engage closely with customers to understand their preferences, travel goals, and budget constraints.

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

Fully Integrated Technology Platform

Our CRM systems and telephony platform integrate our sales, customer service and fulfillment operations. Our CRM systems are designed to analyze customer needs for better servicing and can generate reports identifying areas of opportunity or weakness, which helps us to improve our service and product quality. Our web-enabled centralized booking system in India enables our customers and B2B partners to search and book travel services and products that we sell and provide on a real-time basis. We also have “Verified by VISA,” “MasterCard SecureCode,” “Diners ProtectBuy,” “UPI”, “RuPay PaySecure” and “American Express SafeKey” enabled payment gateways, which provides additional security for transactions via our Indian website using credit cards and debit cards issued by Indian institutions. We also offer payment options via internet banking and other instruments. Telephone services are powered by Avaya and Ameyo.

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

Our ERP application uses Microsoft Dynamics 365 for MMT India, RB India and certain other subsidiaries. These systems are integrated with our mid-office systems, which enables our agents to create and amend bookings as well as to attend to customer inquiries raised in our CRM systems.

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

We use software from Adobe Analytics, Qlik, Databricks, Power BI and AWS Analytics Stack to assist us in analyzing various business metrics on our website and mobile applications, such as the rate of conversion of visitors to our websites and mobile applications into successful transactions. Similarly, our in-house tools enable us to provide targeted marketing to our potential customers based on their search history.

Our systems include automation for ticketing, monitoring of schedule changes and providing alerts to customers, as well as auto-cancellation of reservations made through GDSs or airlines’ central reservations systems. We continually seek opportunities to automate our processes in order to further increase our productivity and improve the scalability of our business.

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

We depend on encryption and authentication technology to effect the secure transmission of our customers’ personal information and proprietary data over the internet. Such information transmitted through our systems is protected using AES 256 encryption, covering data both in transit and at rest.

Our information security team oversees regular internal and external audits conducted every six months. Our MakeMyTrip, redBus and Goibibo platforms in India comply with the PCI-DSS, or the Payment Card Industry Data Security Standard. PCI-DSS requirements were developed by the Payment Card Industry Security Standards Council, which includes major credit card and financial services companies. Compliance with PCI-DSS helps to enhance the security of payment account information.

We have implemented a layered information security model that is focused on the protection of all aspects of our operations. Our strategic approach incorporates multiple layers of controls, follows a defense-in-depth methodology and involves proactive analysis and testing during early stages of the model development process. We have implemented various internal policies, processes and controls, encompassing preventive, detective and corrective measures. To enhance security, our critical operations are isolated through network segmentation and access controls, which creates an additional layer of protection by preventing potential breaches from easily spreading across systems and networks. We have also implemented measures aimed at restricting privilege escalation and exploitation, comprehensive data discovery, classification and protection.

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

As part of our marketing efforts, we continued to scale up our existing strategic partnerships with major banks and credit card providers in India, including ICICI, SBI Cards, HDFC and Axis, which provides us with access to their extensive customer base. Our MakeMyTrip-ICICI co-branded credit card had 0.8 million subscribers as of March 31, 2025.

Our marketing efforts have also included strategic partnerships with tourism boards, airports, airlines, attractions and theme parks in Saudi Arabia, Singapore, Abu Dhabi, Dubai, Australia, Thailand, and elsewhere to help boost tourism to these destinations. These collaborations aim to drive destination-awareness and increase consumer engagement. From time to time, we have been closely working with the Indian state tourism boards such as Odisha and West Bengal to promote state-run hotel packages on our platforms.

We offer a number of loyalty programs that are aimed at promoting repeat bookings, driving customer retention and rewarding loyal customers. MMT India offers the “MMTBLACK” loyalty program for its select premium users. MMTBLACK members are entitled to earn cashback rewards based on their spends, which can be used to obtain discounts on future bookings. Additionally, members are entitled to tier-based loyalty benefits such as discounts on hotels, complimentary seat selection and meals on flights, holiday package discount vouchers and access to additional offers during sale campaigns. As of March 31, 2025, MMTBLACK had approximately 2.0 million enrolments. Goibibo’s “goTribe” loyalty program offers members a range of tier-based loyalty benefits including additional discounts and cash backs, rewards on travel bookings and complimentary privileges such as early check-in, late check-out, free meals and room upgrades on hotels and complimentary seat selection for flights etc. As of March 31, 2025, “goTribe” had more than 2.4 million enrolments.

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

Call Centers. We provide our customers with comprehensive and real-time assistance through our call centers, which are available 24 hours a day, seven days a week. Our platform also features an automated chat bot that instantly connects customers with dedicated outsourced customer service support, providing real-time assistance for bookings, inquiries and personalized travel needs. Currently, we primarily outsource our customer service call center operations in India to iEnergizer IT Services, Radical Minds Technologies, Concentrix Daksh Services, Globiva Services, Insight Customer Call Solution and others in India, whose employees have been trained by our respective outsourcing service providers and us.

We also have a dedicated in-house escalation service, which operates 24 hours a day, seven days a week, and is responsible for addressing issues or complaints raised by our customers in India, as well as dedicated call centers in India, Malaysia, Vietnam, Cambodia, Indonesia and Peru. We are able to log on to customer calls enabling us to perform random checks on our call centers on a real-time basis. Our system also enables us to monitor the number of waiting calls, the number of active call center agents, and the real-time activity status of agents. Our in-house quality team monitors the quality of our call center transactions, including the tone and voice of our customers, with the aim of ensuring that high quality service is consistently offered. All of our representatives participate in a formal training program before commencing work and have in-depth knowledge of their relevant local market. Our representatives also attend periodic training programs to familiarize themselves with our new services and products. As of March 31, 2025, we had more than 2,600 customer support representatives.

Travel Stores. Customers may also visit our more than 136 franchisee-owned travel stores in India and obtain assistance from sales and customer service representatives.

Mobile Service. In addition to being able to make different types of travel bookings on their mobile devices, customers can view their booking details, cancel bookings, request e-tickets, track refund status, check flight status, search for new deals and use location-based services to find nearby places of interest. These services are available through all our mobile applications and our mobile websites.

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

The table below sets forth our top five (in alphabetical order) airline suppliers for travel in India and overseas (based on gross bookings) and our top five (in alphabetical order) hotel suppliers (based on gross bookings) for fiscal year 2025.

Airlines (Travel within India)	Airlines (International Travel)	Hotels (within India)
Air Asia	Air India	Accor Hotels
Air India*	Air India Express	Lemon Tree Hotels
Indigo	Indigo	Marriott Hotels & Resorts
SpiceJet	Lufthansa	Radisson Hotels
Vistara*	Singapore Airlines	Taj Hotels, Resorts & Palaces

*Air India and Vistara merged on November 12, 2024 and now operate under Air India brand.

Airlines

We have access to real-time inventory of all major airlines operating in, from and to India through a GDS (we use both Amadeus CRS and Galileo GDS), through “direct connects” to our airline suppliers’ booking systems, through NDC or other third party suppliers.

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

Hotels

As of March 31, 2025, approximately 87,000 properties in India including alternative accommodation properties were available to our customers for booking through our platform. In addition, our customers could book over 1.2 million hotels and properties outside India through our platform. Our hotel supply team is responsible for negotiating agreements or arrangements with independent hotels, hotel chains and hotel management companies and securing competitive rates, promotions and access to inventory for listing on our websites as well as packaging of holidays. We select our hotel partners by their reputation and quality and monitor customer feedback on our websites as well as other channels in order to ensure that hotels listed on our platforms maintain acceptable standards.

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

Buses

In fiscal year 2025, we provided our customers with access to more than 40,000 privately operated services, and more than 18,000 government-owned Road Transport Corporation services in India, as well as 10,800 services across Peru and Colombia and 30,000 services across Southeast Asia. Our “redPro” platform allows bus operators to update service information, create customer campaigns, respond to customer feedback and analyze customer demand. Bus operators also have the option to subscribe for additional programs, being “Revmax” (which aims to maximize yields for bus operators through the use of automated dynamic pricing), “Rise” (which aims to help low rated bus operators improve their online share). Further, we also offer our “Primo” subscription based program for highly rated small and medium sized bus operators which aims to help them build customer loyalty. redBus also provides bus ticketing API to multiple e-commerce websites across the spectrum, which aims to significantly increase the distribution reach for bus operators.

In July 2018, we acquired Bitla, a leading bus travel-focused technology provider in India. Bitla offers SaaS, Cloud and mobile-based solutions to help customers expand their business. Bitla’s technologies are widely used domestically and internationally by bus operators, bus GDSs, online ticketing portals and cargo and logistics companies. Bitla maintains an online bus ticketing ecosystem and manages a large inventory of direct buses and bus operators in India.

Sustainability

We aim to have a positive impact on people and the planet through our sustainability initiatives. By sustainability, we mean the long-term health of our business, which includes consideration of planet, people and governance factors. Our board of directors has tasked Deep Kalra, our Founder and Group Chairman, with overseeing our sustainability initiatives.

We believe that travel should create memorable experiences for travelers and also contribute positively to the places and people that make these journeys special. Our focus on climate action, community empowerment, and sustainable tourism are part of the meaningful steps taken by us to create long-term impact. Through

MakeMyTrip Foundation, or MMT Foundation, a charitable trust promoted by MMT India, we are working towards making travel more sustainable and inclusive and to support communities, protect natural ecosystems, and promote responsible tourism across India.

Planet

We continue to prioritize environmental responsibility in our operations. Our principal executive office in Gurugram, India, is located in a LEED (Leadership in Energy and Environmental Design) certified building. Our office in Bangalore, which occupies an area approximately 55,000 square feet, is substantially powered by renewable energy.

In 2024, MMT Foundation, through its partnership with Central Himalayan Rural Action Group, planted over 0.2 million saplings and rejuvenated 13 natural springs in Uttarakhand, India. In July 2023, MMT Foundation partnered with Vikas Center for Development to plant mangroves in the coastal region of Gujarat, India as part of a mangrove restoration and conservation initiative. Through its collaborative efforts with local communities, MMT Foundation has planted over 2.1 million saplings across several states in India as of the date of this Annual Report.

MMT Foundation aims to address plastic pollution and promote public awareness concerning responsible waste management practices through initiatives such as waste collection, clean-up activities, and community engagement programs. MMT Foundation has continued its partnership with Waste Warriors Society, a non-profit organization in India, to implement waste management initiatives in Sahastradhara and Kempty Falls, in Uttarakhand, India which are popular tourist locations in India. In November 2024, MMT Foundation undertook waste management initiatives at Dal Lake, Srinagar, India through its partnership with Jhelum Foundation. These initiatives involve cleaning up the channels of the lake and spreading awareness amongst local communities and tourists. We also partnered with One Earth Foundation, to conduct similar activities in Goa, which is also a popular tourist location in India.

MMT Foundation continued its waste management and sanitization initiative at Neil Island in the Andaman and Nicobar Islands in collaboration with the local government and partnership with Kachrewala Foundation. Through this initiative, MMT Foundation has provided waste bins on the beaches to manage solid waste, established sanitation facilities and installed drinking water dispensers to provide tourists with safe drinking water.

MMT Foundation promotes community based tourism and works with local residents to facilitate the establishment of homestays and eco-cafes. MMT Foundation also provides local residents with training on cooking, tour guiding, and waste collection and segregation. MMT Foundation has implemented similar initiatives through its partnerships with non-profit organizations such as Tata Trusts and Himmotthan Society to support rural tourism in Uttarakhand, India where local residents operate and manage community-led homestays and cafes.

Where appropriate and practicable, we encourage local residents to list homestay properties on our platform, with the aim of contributing to the local economy and promoting sustainable livelihoods for local residents. Over 30,000 homestays were available to customers for booking through our platform as of March 31, 2025 and we intend to continue expanding the options available in this category.

People

We are an “Equal Opportunity Workplace,” and accordingly we aim to create a workplace that provides equal opportunities and fair treatment for all our employees. We seek to ensure that all our employees are treated fairly and prohibit any form of discrimination. We have implemented a policy that emphasizes our commitment to providing equal opportunities to our employees, regardless of their race, ethnicity, gender, age, disability, sexual orientation, or any other applicable and legally protected characteristic in the jurisdictions in which we operate.

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

Competition

The market for travel services and products is highly competitive. We primarily compete with established and emerging providers of travel services and products, including other online travel agencies such as 'agoda', 'airbnb', 'Booking.com', 'cleartrip', 'EaseMyTrip', 'Expedia', 'ixigo', 'Yatra' and offline traditional travel agencies, tour operators and suppliers and intermediaries that provide travel services. Large, established internet search engines have also launched applications offering travel itineraries in destinations around the world, and meta-search companies that can aggregate travel search results also compete with us for customers. The Indian market is highly competitive, and current and new competitors may be able to launch new services at a lower cost. In the hotels and packages segment, we primarily compete with traditional travel players such as Thomas Cook, Travel Triangle and others in packages offerings, as well as online travel agencies in standalone hotel bookings and new entrants. Such competitors may have greater financial resources than us, may seek to increase market share by offering heavy discounting and promotional schemes and may be able to negotiate better rates with suppliers.

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

Our key logos are also registered trademarks in India, including “MakeMyTrip”, “MMTBLACK”, “MyBiz”, “go-mmt”, “GoStays”, “GoIbibo”, “Ibibo”, “MAKEMY”, “MYTRIP”, “goTribe”, “GoCash”, “redbus.in”, “redRail” and “Primo”.

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

Employees

As of March 31, 2025, we had 5,122 employees. The following tables show a breakdown of our employees as of the end of our past three fiscal years by function and location.

	Number of Employees as of March 31,
Division/Function	2023	2024	2025
Management	14	14	14
Product development	227	271	303
Sales and marketing	1,219	1,313	1,569
Technology development and technology support	1,538	1,581	1,649
Operations, business development and supply	667	819	991
Others (including administration, finance and accounting, legal and human resources)	425	578	596
Total	4,090	4,576	5,122

	Number of Employees as of March 31,
Location	2023	2024	2025
India	3,841	4,288	4,840
United States	2	2	2
Singapore	48	68	70
Malaysia	19	27	33
Thailand	73	82	82
United Arab Emirates	14	15	16
Colombia	10	9	8
Peru	52	53	35
Indonesia	29	25	22
Vietnam	2	6	7
Cambodia	—	1	6
Saudi Arabia	—	—	1
Total	4,090	4,576	5,122

None of our employees are represented by a labor union. We believe that our relations with our employees are good. We contract with third parties for the provision of temporary employees from time to time based on the needs of our businesses for various functions, including administration, technology-related projects. As of March 31, 2025, we employed 525 temporary and contract employees.

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

The DPDP Act, which will become effective upon notification by the Government of India, regulates the collection, processing, storage, transfer and use of personal data either collected in digital form or otherwise and later digitized. The law seeks to protect the rights of data principals, or individuals to whom the data relates, and impose obligations and duties on data fiduciaries, which determine the purpose and means of processing such data, including with other entities. In particular, the DPDP Act provides data principals with various rights, including to access information on processing and sharing of data by data fiduciaries, to correct, update or erase data and to have grievances redressed by a data fiduciary. Processing of personal data by data fiduciaries is only permitted with consent of the data principal. The data fiduciary remains responsible for compliance with requirements for processing, including by third party data processors, and requirements for reasonable security safeguards to protect data from breach and notifications to data principals and the Data Protection Board of India, or the DPBI, a new regulatory authority established under the DPDP Act, including for any data breach, and special provisions for data of children and persons with disabilities. Data fiduciaries can also be designated by the Government of India, based on volume and sensitivity of data processed and other factors, as significant data fiduciaries subject to increased regulatory requirements, including to appoint a data protection officer and an independent data auditor and requirements for periodic data protection impact assessment and audit. The DPBI has powers to impose penalties of up to Rs. 2.5 billion ($0.03 billion) for breaches of the DPDP Act. The Government of India has also published draft rules under the DPDP Act for public consultation. These draft rules include several additional requirements for data fiduciaries, including user consent requirements, limitations on the transfer of personal data outside India, reasonable security measures to prevent data breaches and notification obligations in the event of a breach. Under the DPDP Act, data fiduciaries are required to delete personal data once the purposes for which it was collected have been fulfilled and retention is no longer necessary. Additionally, the draft rules propose a mandatory review of retained personal data every three years. There are also additional requirements for entities notified, or belonging to a notified class, of significant data fiduciaries, including data protection impact assessment and audit, restrictions on transfer of data outside India and ensuring that algorithmic software used for processing personal data do not pose a risk to user rights.

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

The Competition Act regulates practices that have or likely to have an appreciable adverse effect on competition in India. Under the Competition Act, any arrangement, understanding or action, whether formal or informal, which causes or is likely to cause an appreciable adverse effect on competition in India is void and may result in substantial penalties and compensation to be paid to persons shown to have suffered losses. Any agreement among competitors which directly or indirectly determines purchase or sale prices, results in bid rigging or collusive bidding, limits or controls production, supply, markets, technical development, investment or the provision of services, or shares the market or source of production or provision of services in any manner, including by way of allocation of geographical area or types of goods or services or number of customers in the market, is presumed to have an appreciable adverse effect on competition. Further, the Competition Act prohibits the abuse of a dominant position by any enterprise either directly or indirectly, including by way of unfair or discriminatory pricing or conditions in the sale of goods or services, using a dominant position in one relevant market to enter into, or protect, another relevant market, and denial of market access, and such practices are subject to substantial penalties and may also be subject to compensation for losses and orders to divide the enterprise. Acquisitions, mergers and amalgamations that exceed certain revenue, asset or deal value thresholds (combinations) require the prior approval of the CCI. Any such combinations that have, or are likely to have, an appreciable adverse effect on competition in India are prohibited and void. There can be no assurance that we will be able to obtain approval for such future transactions on satisfactory terms, or at all. Further, the CCI has extra-territorial powers and can investigate any agreements, abusive conduct or combination occurring outside India if such agreement, conduct or combination has, or is likely to have, an appreciable adverse effect on competition in India. Pursuant to recent Competition Act amendments, anti-competitive arrangements between enterprises and persons, even if not engaged in similar businesses, can now also be treated as cartels or violations of certain provisions under the Competition Act. Further, the CCI has recently introduced a commitment mechanism, by way of which entities which are subject to inquiry proceedings under the Competition Act, may offer commitments to cease or reduce the impact of the alleged anti-competitive conduct prior to completion of the investigation by the director-general of the CCI. The CCI has also introduced a mechanism for enterprises to propose a settlement in such cases after the conclusion of the director general’s investigation, and prior to the CCI’s final order. The CCI has also recently notified certain regulations and guidelines for the determination of turnover and income of enterprises and persons liable (as applicable), and monetary penalties applicable to enterprises and persons liable. The full impact of each of these regulations on the operations and plans of the Company is uncertain.

The Ministry of Corporate Affairs, Government of India recently invited comments on a draft Digital Competition Bill, 2024, which includes ex-ante regulatory measures applicable to 'systemically significant digital enterprises' offering certain specified 'core digital services', to be designated by the CCI. These measures include fair and transparent dealing with users, restrictions on personal and non-public data usage, permitting the use of third-party applications, and prohibitions on self-preferencing, anti-steering, and tying and bundling, and others. The impact of this proposed law, which is in draft form, is uncertain.

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

Notes:

(1)
MakeMyTrip Limited and ibibo Group collectively hold all the issued shares in MMT India. The operating subsidiaries of MMT India include Quest 2 Travel, Simplotel, Savaari, MMT UAE and other insignificant subsidiaries. On May 30, 2025, MMT India became the holding company of MMT UAE following the acquisition of all the shares in MMT UAE from MakeMyTrip FZ-LLC (UAE).
(2)
The operating subsidiaries of ibibo Group include redBus India, Bitla, ibibo Group Pte. Ltd. and other insignificant subsidiaries. redBus India is the ibibo Group’s key Indian operating subsidiary.
(3)
The ITC Group consists of ITC Bangkok Co., Ltd. (Thailand) and other insignificant subsidiaries.
(4)
The key operating subsidiary of TripMoney is Book My Forex.

D. Property, Plants and Equipment

Our principal executive office is located in Gurugram, India, which serves as the principal place of business for our MakeMyTrip and Goibibo operations. Our principal executive office covers approximately 170,212 square feet and is under lease. Our redBus business is operated from our Bengaluru office in India. We have leased three facilities covering 102,827 square feet in Bengaluru for our MakeMyTrip, Goibibo and redBus businesses.

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

Overview

We are a leading travel service provider in India. Through our primary websites, www.makemytrip.com, www.goibibo.com and www.redbus.in, and mobile platforms, travelers can research, plan and book a wide range of travel services and products in India as well as overseas. Our services and products include air ticketing, hotels and packages, bus tickets, rail tickets, car hire, activities and experiences and ancillary travel requirements such as facilitating access to third-party travel and other insurance products, foreign currency exchange services and visa-related products and services. In order to meet the requirements of the growing Indian middle-class travel market where internet penetration is low, we also utilize other technology-enhanced distribution channels, including call centers, franchisee-owned travel stores in India, as well as our travel agents’ network in India. Our customers are able to make bookings on our MakeMyTrip, Goibibo and redBus websites and on mobile platforms through our mobile applications. Mobile devices have and will continue to be an integral part of how our customers purchase our products in the coming years.

We generate revenue through three main lines of business, air ticketing, hotels and packages and bus ticketing. We use multiple custom information technology systems for processing our revenue transactions. Our sales of air tickets, bus tickets and hotel rooms are primarily made through our websites and our mobile applications. Our customers can book standard packages on our websites and mobile platforms, but sales of packages within or outside India are often concluded through our call centers, as well as through our network of travel agents and franchisees. We also generate revenue through the sale of rail tickets, car hire services, activities and experiences, visa-related products and services, brand alliance fees and by facilitating access to third-party travel and other insurance products, as well as advertising revenue from third-party advertisements on our platforms.

In our air ticketing business, our main sources of revenue are commissions and incentive payments from airline suppliers for tickets booked by customers through our distribution channels, convenience fees we charge our customers and fees or incentives from our GDS service providers. Revenue from our air ticketing business is accounted for as an agent on a “net” basis.

Revenue from our hotels and packages business generally represents the total amount paid by our customers for these services and products. Revenue from air tickets sold as part of packages is included in our hotels and packages revenue. In our hotels and packages business we earn revenue from sale of standalone hotel reservations and revenue from tours and packages. Income from standalone hotel reservations including commission earned and convenience fees is recognized on a “net” basis as an agent. Income from tours and packages, including income on airline tickets sold to the customers as a part of tours and packages is accounted on “gross” basis (representing the total amount paid by our customers for these travel services and products) as we control the services before such services are transferred to the customer. The cost of procuring the relevant services and products for sale to our customers in this business is classified as service cost. Similarly, in our car bookings we generally recognize revenue on a “gross” basis.

Our hotels and packages revenue also include commissions we earn as an agent from other online travel agents and aggregators from whom we procure hotel rooms for our customers for most of the hotels outside India. We earn commissions in a similar manner for certain non-hotel products related to our packages. Income from hotels and packages includes amounts received from hotel suppliers against online promotions of hotel brands on our platforms.

Our hotels and packages business tends to yield higher margins than our air ticketing business, which we believe reflects the greater value that our travel services add and the more complex nature of our hotels and packages services as compared to our air ticketing business. We are focused on expanding our hotels and packages business and shifting our revenue mix accordingly.

In our bus ticketing business, our main sources of revenue are commissions or fees on the sale of bus tickets, including from bus operators. We also receive commissions from aggregators from whom we source inventory for certain bus tickets, when their inventory is booked through us. Revenue from bus ticketing is recognized on a “net” basis as an agent.

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

The following table reconciles our revenue (an IFRS measure) to Adjusted Margin (a segment profitability measure) for the periods indicated:

	Air Ticketing			Hotels and Packages			Bus Ticketing			Others
	Fiscal Year Ended March 31,			Fiscal Year Ended March 31,			Fiscal Year Ended March 31,			Fiscal Year Ended March 31,
	2023	2024	2025	2023	2024	2025	2023	2024	2025	2023	2024	2025
	(in thousands)
Revenue as per IFRS	$147,793	$201,246	$241,529	$337,686	$435,542	$520,411	$74,873	$92,693	$119,361	$32,684	$53,043	$97,035
Add: Customer inducement costs recorded as a reduction of revenue	135,338	116,423	131,563	90,487	123,695	155,616	8,025	9,432	11,606	1,902	440	2,789
Less: Service cost as per IFRS	3,078	—	—	168,387	210,357	246,550	5,596	—	—	506	4,732	27,798
Adjusted Margin	$280,053	$317,669	$373,092	$259,786	$348,880	$429,477	$77,302	$102,125	$130,967	$34,080	$48,751	$72,026

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

Adjusted Margin represents IFRS revenue after adding back customer inducement costs in the nature of customer incentives, customer acquisition costs and loyalty program costs which are reported as a reduction of revenue, and deducting the cost of procurement of services primarily relating to sales to customers where we act as the principal.

Adjusted Margin % is defined as Adjusted Margin as a percentage of gross bookings and represents the commissions, fees, incentive payments and other amounts earned in our businesses. We follow Adjusted Margin % trends closely across our various lines of business to gain insight into the profitability of our various businesses.

Revenue from our air ticketing business is accounted for on a “net” basis (representing the commissions, incentive payments and fees we earn) and recognized at the time of issuance of air tickets. We account for our air ticketing revenue in this manner as we typically act as an agent and do not assume any performance obligation after the confirmation of the issuance of tickets.

Revenue from our hotels and packages business generally represents the total amount paid by our customers for these services and products. Revenue from air tickets sold as part of packages is included in our hotels and packages revenue. In our hotels and packages business we earn revenue from sale of standalone hotel reservations and revenue from tours and packages. Income from standalone hotel reservations including commission earned and convenience fees is recognized on a “net” basis as an agent. Income from tours and packages, including income on airline tickets sold to the customers as a part of tours and packages is accounted on “gross” basis (representing the total amount paid by our customers for these travel services and products) as we control the services before such services are transferred to the customer. The cost of procuring the relevant services and products for sale to our customers in this business is classified as service cost. Similarly, in our car bookings we generally recognize revenue on a “gross” basis.

Our hotels and packages revenue also include commissions we earn as an agent from other online travel agents and aggregators from whom we procure hotel rooms for our customers for most of the hotels outside India. We earn commissions in a similar manner for certain non-hotel products related to our packages. Income from hotels and packages includes amounts received from hotel suppliers against online promotions of hotel brands on our platforms.

Income from standalone hotel reservations including commission earned is recognized on a “net” basis as an agent on the date of check-in as the performance obligation is satisfied by us on the date of check-in by the traveler. Income from tours and packages, including income on airline tickets sold to the customers as a part of tours and packages is accounted on “gross” basis on the date of departure for packages as the performance obligation is satisfied by us.

Revenue from bus ticketing, including commissions and fees earned from bus operators and convenience fees earned from the traveler is recognized on a net basis as an agent. During the quarter ended March 31, 2025, the group began recognizing bus ticketing revenue at the time of issuance of bus tickets due to changes in underlying arrangements with our suppliers. Previously, the group recognized bus ticketing revenue on the date of the bus journey.

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

The following table sets forth our unit metrics, Adjusted Margin, Gross Bookings and Adjusted Margin % for our air ticketing business, hotels and packages business, bus ticketing business and others business during last three fiscal years.

	Fiscal Year Ended March 31,
	2023	2024	2025
	(in thousands, except percentages)
Unit Metrics
Air Ticketing - Flight segments(1)	43,882	51,145	58,701
Hotels and Packages - Room nights(2)	26,101	31,111	37,000
Standalone Hotels - Online(3) - Room nights(2)	25,307	30,195	36,039
Bus Ticketing - Bus tickets(9)	73,048	86,815	106,483

Adjusted Margin(4)
Air Ticketing(5)	$280,053	$317,669	$373,092
Hotels and Packages	259,786	348,880	429,477
Bus Ticketing	77,302	102,125	130,967
Others	34,080	48,751	72,026

Gross Bookings(6)
Air Ticketing(5)	$4,144,281	$4,942,404	$5,867,918
Hotels and Packages	1,556,330	1,985,210	2,417,425
Bus Ticketing	865,567	1,026,807	1,249,564
Other Transport Services(8)	—	—	268,240
	6,566,178	7,954,421	9,803,147

Adjusted Margin %(7)
Air Ticketing(5)	6.8%	6.4%	6.4%
Hotels and Packages	16.7%	17.6%	17.8%
Bus Ticketing	8.9%	9.9%	10.5%

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
(4)
The key travel services we offer are booking of air tickets, hotels and packages and bus tickets. Revenue from the sale of airline tickets, hotel room nights and bus tickets is recognized as an agent on a “net” commission earned basis, as our company does not assume any performance obligation relating to the service. In our packages business, our company acts as the primary obligor for such packages since our company controls the services before such services are transferred to the traveler and accordingly, the revenue for packages is accounted for on a “gross” basis. Similarly, in our car bookings business we generally recognize revenue on a “gross” basis. We evaluate our financial performance in each of our reportable segments based on Adjusted Margin, which is a non-IFRS measure and a segment profitability measure, as we believe that Adjusted Margin reflects the value addition of the travel services that we provide to our customers. The presentation of this segment profitability information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our Adjusted Margin may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

The following table reconciles our revenue (an IFRS measure) to Adjusted Margin (a segment profitability measure) for the periods indicated:

	Air Ticketing			Hotels and Packages
	Fiscal Year Ended March 31,			Fiscal Year Ended March 31,
	2023	2024	2025	2023	2024	2025
	(in thousands)
Revenue as per IFRS	$147,793	$201,246	$241,529	$337,686	$435,542	$520,411
Add: Customer inducement costs recorded as a reduction of revenue	135,338	116,423	131,563	90,487	123,695	155,616
Less: Service cost as per IFRS	3,078	—	—	168,387	210,357	246,550
Adjusted Margin	$280,053	$317,669	$373,092	$259,786	$348,880	$429,477

	Bus Ticketing			Others
	Fiscal Year Ended March 31,			Fiscal Year Ended March 31,
	2023	2024	2025	2023	2024	2025
	(in thousands)
Revenue as per IFRS	$74,873	$92,693	$119,361	$32,684	$53,043	$97,035
Add: Customer inducement costs recorded as a reduction of revenue	8,025	9,432	11,606	1,902	440	2,789
Less: Service cost as per IFRS	5,596	—	—	506	4,732	27,798
Adjusted Margin	$77,302	$102,125	$130,967	$34,080	$48,751	$72,026

(5)
Excludes flight segments booked as a component of bookings for our Hotels and Packages segment.
(6)
Gross bookings represent the total amount paid by our customers for the travel services and products booked through us, including taxes, fees and other charges, and are net of cancellations and refunds.
(7)
Adjusted Margin % is defined as Adjusted Margin as a percentage of gross bookings.
(8)
From April 1, 2024, we added a gross bookings category for our other transport services (comprising Car Bookings and Rail Ticketing) as these are emerging transport services.
(9)
“Bus tickets” means tickets issued to customers for bus journeys, and is reported net of cancellations. Prior to the quarter ended March 31, 2025, we reported “Travelled tickets” which was the total number of bus journeys undertaken by our customers for the relevant period.

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

In the past few years, there have been periods of weakness in the Indian Rupee compared to the US dollar. In fiscal year 2025, the average value of the Indian Rupee depreciated 2.1% against the US dollar as compared to the average value of the Indian Rupee in fiscal year 2024. In fiscal year 2024, the average value of the Indian Rupee depreciated 3.4% against the US dollar as compared to the average value of the Indian Rupee in fiscal year 2023. A 10.0% appreciation of the US dollar against the Indian Rupee as of March 31, 2025, assuming all other variables remained constant, would have decreased our profit for fiscal year 2025 by $19.7 million. Similarly, a 10.0% depreciation of the US dollar against the Indian Rupee as of March 31, 2025, assuming all other variables remained constant, would have increased our profit for fiscal year 2025 by $19.7 million.

Inflation. Changes in inflation rates can affect our pricing as well as our expenses, including employee salaries. High fluctuations in inflation rates may make it more difficult for us to accurately estimate or control our costs. Any increase in inflation in India can increase our expenses, which we may not be able to adequately pass on to our customers, whether entirely or in part, and may adversely affect our business, financial condition and results of operations. In particular, we might not be able to reduce our costs or entirely offset any increases in costs with increases in prices for our products. In such case, our business, financial condition and results of operations may be adversely affected. In addition, higher inflation may result in our customers cutting back on travel due to reductions in their disposable income and increases in the price of travel and related offerings.

Our Revenue, Service Cost and Expenses

Revenue

We commenced operations in 2000 with a focus on the non-resident Indian market in the United States, primarily servicing its demand for United States to India air tickets. We started our Indian business with the launch of our Indian MakeMyTrip website in September 2005 and acquired the ibibo Group in January 2017. Over time, we have expanded our hotels and packages business, expanded internationally, and introduced other travel related services and products such as the booking of bus and rail tickets, car hire, activities and experiences and ancillary travel requirements such as facilitating access to third-party travel and other insurance products, foreign currency exchange services and visa-related products and services. We also generate advertising revenue from third-party advertisements on our platforms including revenue from brand alliances. The key travel services we offer are booking of air tickets, hotels and packages and bus tickets. Below is a description of the key components of our revenue.

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

Hotels and Packages. Revenue from our hotels and packages business generally represents the total amount paid by our customers for these services and products. Revenue from air tickets sold as part of packages is included in our hotels and packages revenue. In our hotels and packages business we earn revenue from sale of standalone hotel reservations and revenue from tours and packages. Income from standalone hotel reservations including commission earned and convenience fees is recognized on a “net” basis as an agent. Income from tours and packages, including income on airline tickets sold to the customers as a part of tours and packages is accounted on “gross” basis (representing the total amount paid by our customers for these travel services and products) as we control the services before such services are transferred to the customer. The cost of procuring the relevant services and products for sale to our customers in this business is classified as service cost.

Our hotels and packages revenue also include commissions we earn as an agent from other online travel agents and aggregators from whom we procure hotel rooms for our customers for most of the hotels outside India. We earn commissions in a similar manner for certain non-hotel products related to our packages. Income from hotels and packages includes amounts received from hotel suppliers against online promotions of hotel brands on our platforms.

Bus ticketing. Income from bus ticketing, including commissions and fees earned from bus operators and convenience fees earned from the traveler is recognized on a “net” basis as an agent.

Other Revenue. Our other revenue primarily comprises third-party advertising on our platforms and brand alliance fees, fees for the booking of rail tickets, car hire, activities and experiences and ancillary travel requirements such as facilitating access to third-party travel and other insurance products, foreign currency exchange services and visa-related products and services.

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
•
In our packages business, we create packages by bundling air tickets, hotel room nights and other travel services which are then offered as packages. Accordingly, we act as the principal for such packages since we control the services before such services are transferred to the traveler. Accordingly, in case of such packages, revenue is accounted for on a “gross” basis. Similarly, in our car bookings we generally recognize revenue on a “gross” basis. The amount collected from the customer is reflected as revenue on a “gross” basis, and the amount paid to the various suppliers whose services are utilized is reflected as “service cost”.

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

The following table sets forth revenue recorded on a “gross” basis and on a “net” basis as well as service costs within our air ticketing business, our hotels and packages business, our bus ticketing business and our others business during last three fiscal years, together with a reconciliation of our revenue (an IFRS measure) to Adjusted Margin (a non-IFRS, segment profitability measure).

	Air Ticketing			Hotels and Packages			Bus Ticketing			Others
	Fiscal Year Ended March 31,			Fiscal Year Ended March 31,			Fiscal Year Ended March 31,			Fiscal Year Ended March 31,
	2023	2024	2025	2023	2024	2025	2023	2024	2025	2023	2024	2025
	(in thousands)
Revenue on gross basis	$—	$—	$—	$189,680	$243,046	$287,864	$—	$—	$—	$—	$5,404	$31,213
Revenue on net basis	147,793	201,246	241,529	148,006	192,496	232,547	74,873	92,693	119,361	32,684	47,639	65,822
Revenue as per IFRS	$147,793	$201,246	$241,529	$337,686	$435,542	$520,411	$74,873	$92,693	$119,361	$32,684	$53,043	$97,035
Add: Customer inducement costs recorded as a reduction of revenue	135,338	116,423	131,563	90,487	123,695	155,616	8,025	9,432	11,606	1,902	440	2,789
Less: Service cost as per IFRS	3,078	—	—	168,387	210,357	246,550	5,596	—	—	506	4,732	27,798
Adjusted Margin	$280,053	$317,669	$373,092	$259,786	$348,880	$429,477	$77,302	$102,125	$130,967	$34,080	$48,751	$72,026

Personnel Expenses

Personnel expenses primarily consist of wages, salaries and other short-term benefits, employee welfare expenses, contributions to mandatory retirement provident funds as well as other expenses related to the payment of post employment and other long term benefits, and equity settled share based payment.

Marketing and Sales Promotion Expenses

Marketing and sales promotion costs comprise internet, television, radio and print media advertisement costs as well as event-driven promotion costs for our products and services. These costs include online video and display advertising on websites, television, print format, search engine marketing, referrals from meta-search and travel research websites and other media costs such as public relations and sponsorships. We also incur costs associated with customer inducements and acquisitions programs, including cash incentives and select loyalty program incentive promotions, which we offer from time to time on various booking platforms.

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

These customer inducement costs are recorded as a reduction of revenue since these customer inducement costs are associated with our programs for acquiring customers and promoting transactions across various booking platforms. While most of these customer inducement costs are recorded as a reduction in revenue, however, when the discount and other incentives offered to the customer are higher than the income earned from such customer, the excess (i.e., the discount/incentive given to a traveler less income earned from the customers) on an individual transaction basis is classified under marketing and sales promotion expenses and not recorded as a reduction in revenue.

Other Operating Expenses

Other operating expenses primarily consist of among other things, charges by payment gateway providers, website hosting charges, distribution costs, fees paid to our outsourcing service providers for our call center service and other functions and legal and professional expenses.

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

Finance Income and Costs

Finance income comprises interest income on funds invested, foreign exchange gains (net) and change in financial asset.

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

Foreign Currency Translation

We report our consolidated financial statements in US dollars, which is the functional and presentation currency of our holding company and certain of our subsidiaries. The functional currency of each of our subsidiaries is the currency in which each subsidiary primarily generates and expends cash. The financial statements of all our subsidiaries with functional currencies other than US dollars are translated to our holding company’s presentation currency using relevant exchange rates in accordance with IFRS. In particular, the assets and liabilities of our foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to US dollars at exchange rates as of the relevant reporting date, and the income and expenses of our foreign operations are translated to US dollars at the average of the exchange rates applicable during the relevant reporting period. Adjustments resulting from the translations of financial statements of our subsidiaries, except for subsidiaries whose functional currency is US dollars, from their functional currency to our presentation currency are accumulated and reported as other comprehensive income, which is a separate component of our shareholders’ equity called “Foreign Currency Translation Reserve” (“FCTR”). However, if the operation is a non-wholly owned subsidiary, then the relevant proportionate share of the foreign currency translation difference is allocated to non-controlling interest and reported in non-controlling interest. When a foreign operation is disposed of, in part or in full, the relevant amount in the FCTR is transferred to profit or loss as part of the profit or loss on disposal. See also “— Quantitative and Qualitative Disclosures about Market Risk — Foreign Currency Risk.”

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

The Group provides travel products and services to leisure and corporate travelers in India and abroad. The revenue from rendering these services is recognized in the profit or loss upon transfer of control of promised services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those services. This is generally the case: 1) on the date of departure for tours and packages, 2) date of check-in for hotel booking business, 3) on the issuance of the ticket in the case of sale of airline tickets, 4) date of issuance of bus tickets, and 5) date of completion of trip in case of car bookings. The Group considers both the traveler and travel supplier to be its customers.

Income from the sale of tickets (airline, bus and rail) including convenience fees, commission and fees earned is recognized as an agent on a net basis when the traveler books the ticket as the performance obligation is satisfied by the group on issuance of ticket to the traveler. During the quarter ended March 31, 2025, the Group began recognizing bus ticketing revenue at the time of issuance of bus tickets due to changes in underlying arrangements with our suppliers. Previously, the Group recognized bus ticketing revenue on the date of the bus journey.

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

Income from hotels and packages also includes amounts received from hotel suppliers against online promotions of hotels brand on our platforms.

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

Business Combinations, Goodwill and Intangible Assets

The Group accounts for business combinations using the acquisition method as at the acquisition date, when the acquired set of activities and assets meets the definition of a business and control is transferred to the Group. In determining whether a particular set of activities and assets is a business, the Group assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs. The Group has an option to apply a “concentration test” that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

The cost of an acquisition is measured at the fair value of the assets acquired, equity instruments issued and liabilities incurred or assumed at the date of acquisition. The cost of acquisition also includes the fair value of contingent consideration and deferred consideration, if any. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognized in profit or loss.

Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests and any previous interest held over the net identifiable assets acquired and liabilities assumed). If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss.

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

Current and deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities which intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities simultaneously.

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

	Fiscal Year Ended March 31,
	2023		2024		2025
	Amount	%	Amount	%	Amount	%
	(in thousands, except percentages)
Revenue	$593,036	100.0	$782,524	100.0	$978,336	100.0
Other income	2,798	0.5	770	0.1	317	0.03
Service cost	(177,567)	(29.9)	(215,089)	(27.5)	(274,348)	(28.0)
Personnel expenses	(131,968)	(22.3)	(147,587)	(18.9)	(160,065)	(16.4)
Marketing and sales promotion expenses	(101,601)	(17.1)	(123,304)	(15.8)	(165,324)	(16.9)
Other operating expenses	(133,698)	(22.5)	(204,833)	(26.2)	(231,905)	(23.7)
Depreciation, amortization and impairment	(27,396)	(4.6)	(27,267)	(3.5)	(27,122)	(2.8)
Results from operating activities	23,604	4.0	65,214	8.2	119,889	12.2
Finance income	10,974	1.9	24,365	3.1	28,256	2.9
Finance costs	(46,732)	(7.9)	3,307	0.4	(32,191)	(3.3)
Share of profit (loss) of equity- accounted investees	10	0.01	52	0.01	(64)	(0.01)
Profit (loss) before tax	(12,144)	(2.0)	92,938	11.7	115,890	11.8
Income tax benefit (expense)	976	0.2	123,805	15.8	(20,616)	(2.1)
Profit (loss) for the year	(11,168)	(1.9)	216,743	27.5	95,274	9.7

Fiscal Year 2025 Compared to Fiscal Year 2024

Revenue. We generated revenue of $978.3 million in the fiscal year 2025, an increase of 25.0% (27.4% in constant currency) over revenue of $782.5 million in the fiscal year 2024, primarily as a result of an increase of 20.0% (22.4% in constant currency) in revenue from our air ticketing business, an increase of 19.5% (21.8% in constant currency) in revenue from our hotels and packages business, an increase of 28.8% (31.1% in constant currency) in revenue from our bus ticketing business, and an increase of 82.9% (86.7% in constant currency) in revenue from our others business, each as further described below. The increase in revenue was primarily due to the robust travel demand in India for both domestic and international outbound travel in the fiscal year 2025 as compared to the fiscal year 2024.

Air Ticketing. Revenue from our air ticketing business increased by 20.0% (22.4% in constant currency) to $241.5 million in the fiscal year 2025, from $201.2 million in the fiscal year 2024. Our Adjusted Margin – Air ticketing increased by 17.4% (19.7% in constant currency) to $373.1 million in the fiscal year 2025, from $317.7 million in the fiscal year 2024. Adjusted Margin – Air ticketing includes customer inducement costs of $131.6 million in the fiscal year 2025 and $116.4 million in the fiscal year 2024, recorded as a reduction of revenue. The increase in revenue from our air ticketing business and Adjusted Margin – Air ticketing was primarily due to an increase in gross bookings of 18.7% (21.3% in constant currency) primarily driven by a 14.8% increase in the number of air ticketing flight segments year over year (excluding flight segments booked as a component of bookings for our Hotels and Packages segment), primarily due to the robust travel demand in India for both domestic and international outbound travel in the fiscal year 2025 as compared to the fiscal year 2024. Further, our Adjusted Margin % – Air ticketing remained at 6.4% in the fiscal year 2025 as compared to 6.4% in the fiscal year 2024.

Hotels and Packages. Revenue from our hotels and packages business increased by 19.5% (21.8% in constant currency) to $520.4 million in the fiscal year 2025, from $435.5 million in the fiscal year 2024. Our Adjusted Margin – Hotels and packages increased by 23.1% (25.7% in constant currency) to $429.5 million in the fiscal year 2025 from $348.9 million in the fiscal year 2024. Adjusted Margin – Hotels and packages includes customer inducement costs of $155.6 million in the fiscal year 2025 and $123.7 million in the fiscal year 2024, recorded as a reduction of revenue. The increase in revenue from our hotels and packages business and Adjusted Margin – Hotels and packages was primarily due to an increase in gross bookings by 21.8% (24.3% in constant currency) primarily driven by a 18.9% increase in the number of hotel-room nights in the fiscal year 2025 as compared to the fiscal year 2024, primarily due to the robust travel demand in India for both domestic and international outbound travel in the fiscal year 2025 as compared to the fiscal year 2024. Our Adjusted Margin % – Hotels and packages increased marginally to 17.8% in the fiscal year 2025 as compared to 17.6% in the fiscal year 2024.

Bus Ticketing. Revenue from our bus ticketing business increased by 28.8% (31.1% in constant currency) to $119.4 million in the fiscal year 2025, from $92.7 million in the fiscal year 2024. During the quarter ended March 31, 2025, we began recognizing bus ticketing revenue at the time of issuance of bus tickets due to changes in underlying arrangements with our suppliers. Previously, we recognized bus ticketing revenue on the date of the bus journey. Our Adjusted Margin – Bus ticketing increased by 28.2% (30.6% in constant currency) to $131.0 million in the fiscal year 2025 from $102.1 million in the fiscal year 2024. Adjusted Margin – Bus ticketing includes customer inducement costs of $11.6 million in the fiscal year 2025 and $9.4 million in the fiscal year 2024, recorded as a reduction of revenue. The increase in revenue from our bus ticketing business and Adjusted Margin – Bus ticketing was due to an increase in gross bookings by 21.7% (24.3% in constant currency) driven by an 22.7% increase in the number of bus tickets year over year, primarily due to the robust travel demand in India in the fiscal year 2025 as compared to the fiscal year 2024. Our Adjusted Margin % – Bus ticketing increased marginally to 10.5% in the fiscal year 2025 as compared to 9.9% in the fiscal year 2024.

Others. Revenue from our others business increased by 82.9% (86.7% in constant currency) to $97.0 million in the fiscal year 2025, from $53.0 million in the fiscal year 2024. Our Adjusted Margin – Others increased by 47.7% (50.7% in constant currency) to $72.0 million in the fiscal year 2025 from $48.8 million in the fiscal year 2024. Adjusted Margin – Others includes customer inducement costs of $2.8 million in the fiscal year 2025 and $0.4 million in the fiscal year 2024, recorded as a reduction of revenue. The increase in revenue from our others business and Adjusted Margin – Others was primarily due to an increase in other travel services and marketing alliances primarily due to the robust travel demand in India in the fiscal year 2025 as compared to the fiscal year 2024.

Other Income. Other income was $0.3 million in the fiscal year 2025 and $0.8 million in the fiscal year 2024.

Service Cost. Service cost increased by 27.6% to $274.3 million in the fiscal year 2025 from $215.1 million in the fiscal year 2024, primarily due to the robust travel demand particularly in our packages business in India and an increase of $23.1 million in service cost related to our car booking business in the fiscal year 2025 as compared to the fiscal year 2024.

Personnel Expenses. Personnel expenses increased by 8.5% to $160.1 million in the fiscal year 2025 from $147.6 million in the fiscal year 2024, primarily due to the annual wage increases effected in the quarter ended June 30, 2024, partially offset by a decrease in share-based compensation costs in the fiscal year 2025 as compared to the fiscal year 2024.

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses increased by 34.1% to $165.3 million in the fiscal year 2025 from $123.3 million in the fiscal year 2024, primarily due to an increase in variable costs and discretionary expenditures such as expenses on events and brand building initiatives in response to the robust travel demand in India in the fiscal year 2025 as compared to the fiscal year 2024. Additionally, we incurred customer inducement costs recorded as a reduction of revenue of $301.6 million in the fiscal year 2025 and $250.0 million in the fiscal year 2024. The details are as follows:

	Fiscal year ended March 31,
	2024	2025
	(in thousands)
Marketing and sales promotion expenses	$123,304	$165,324
Customer inducement costs recorded as a reduction of revenue	249,990	301,574

Other Operating Expenses. Other operating expenses increased by 13.2% to $231.9 million in the fiscal year 2025 from $204.8 million in the fiscal year 2024, primarily due to an increase in operating expenses, including distribution costs, payment gateway charges, website hosting charges and outsourcing expenses linked to an increase in bookings in the fiscal year 2025 as compared to the fiscal year 2024, partially offset by $10.0 million impairment provision for non-financial assets recorded and reported in the quarter ended September 30, 2023.

Depreciation, Amortization and Impairment. Our depreciation, amortization and impairment expenses marginally decreased by 0.5% to $27.1 million in the fiscal year 2025 from $27.3 million in the fiscal year 2024.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities were a profit of $119.9 million in the fiscal year 2025 as compared to a profit of $65.2 million in the fiscal year 2024. Our Adjusted Operating Profit was $167.3 million in the fiscal year 2025 as compared to $124.2 million in the fiscal year 2024. For a description of the components and calculation of “Adjusted Operating Profit (Loss)” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Results from operating activities”, see — “Certain Key Performance Indicators and Non-IFRS Measures” elsewhere in this Annual Report.

Net Finance Income (Costs). Our net finance cost was $3.9 million in the fiscal year 2025 as compared to net finance income of $27.7 million in the fiscal year 2024, primarily due to a gain of $30.6 million due to the change in carrying value of our 2028 Notes, measured at amortized cost, in the quarter ended March 31, 2024 and an increase in net foreign exchange loss of $5.8 million in the fiscal year 2025, primarily due to an increase in unrealized foreign exchange losses resulting from translations of monetary assets and liabilities from U.S. dollars to Indian Rupees as at March 31, 2025 as compared to March 31, 2024, partially offset by an increase of $3.2 million in interest income on term deposits in the fiscal year 2025 as compared to the fiscal year 2024.

Income Tax Benefit (Expense). Our income tax expense was $20.6 million in the fiscal year 2025 as compared to income tax benefit of $123.8 million in the fiscal year 2024. The income tax expense in the fiscal year 2025 was primarily due to a net reversal of deferred tax assets, recognized in the quarter ended March 31, 2024. We recognized deferred tax assets of $126.1 million on tax losses carried forward (including unabsorbed depreciation) and other temporary differences mainly related to share-based payments and employee benefits in the quarter ended March 31, 2024.

Profit for the Year. As a result of the foregoing factors, our profit for the fiscal year 2025 was $95.3 million as compared to $216.7 million in the fiscal year 2024. Our Adjusted Net Profit was $178.2 million in the fiscal year 2025 as compared to $137.2 million in the fiscal year 2024. For a description of the components and calculation of “Adjusted Net Profit (Loss)” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Profit (loss) for the year”, see — “Certain Key Performance Indicators and Non-IFRS Measures” elsewhere in this Annual Report.

Diluted Earnings per Share for the Year. As a result of the foregoing factors, diluted earnings per share was $0.83 in the fiscal year 2025 as compared to $1.74 in the fiscal year 2024. Our Adjusted Diluted Earnings per share was $1.56 in the fiscal year 2025 as compared to $1.22 in the fiscal year 2024. For a description of the components and calculation of “Adjusted Diluted Earnings (Loss) per Share” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Diluted earnings (loss) per share for the year”, see — “Certain Key Performance Indicators and Non-IFRS Measures” elsewhere in this Annual Report.

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

Bus Ticketing. Revenue from our bus ticketing business increased by 23.8% (27.5% in constant currency) to $92.7 million in the fiscal year 2024, from $74.9 million in the fiscal year 2023. Our Adjusted Margin – Bus ticketing increased by 32.1% (36.1% in constant currency) to $102.1 million in the fiscal year 2024 from $77.3 million in the fiscal year 2023. Adjusted Margin – Bus ticketing includes customer inducement costs of $9.4 million in the fiscal year 2024 and $8.0 million in the fiscal year 2023, recorded as a reduction of revenue. The increase in revenue from our bus ticketing business and Adjusted Margin – Bus ticketing was due to an increase in gross bookings by 18.6% (22.3% in constant currency) driven by an 18.8% increase in the number of bus tickets travelled year over year, primarily due to the sustained elevated travel demand in India in the fiscal year 2024 as compared to the fiscal year 2023. Our Adjusted Margin % – Bus ticketing increased to 9.9% in the fiscal year 2024 as compared to 8.9% in the fiscal year 2023, primarily due to the reclassification of distribution costs as a component of “other operating expenses” from a component of “service cost” since the quarter ended June 30, 2023. Corresponding amounts for the previous year have not been reclassified as the impact is considered to be immaterial. For further information, see Note 14 of our consolidated financial statements included elsewhere in this Annual Report.

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

Net Finance Income (Costs). Our net finance income was $27.7 million in the fiscal year 2024 as compared to net finance cost of $35.8 million in the fiscal year 2023, primarily due to an increase of $13.9 million in interest income on term deposits, a gain of $30.6 million due to the change in carrying value of our 2028 Notes, measured at amortized cost, in the fiscal year 2024 and a decrease in net foreign exchange loss of $18.0 million in the fiscal year 2024, primarily due to a decrease in unrealized foreign exchange losses resulting from translations of monetary assets and liabilities from U.S. dollars to Indian Rupees as at March 31, 2024 as compared to the fiscal year 2023.

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

We evaluate our financial performance in each of our reportable segments based on our key performance indicators, Adjusted Margin and Adjusted Margin %, which are non-IFRS measures and segment profitability measures. Adjusted Margin represents IFRS revenue after adding back customer inducement costs in the nature of customer incentives, customer acquisition costs and loyalty program costs which are reported as a reduction of revenue, and deducting the cost of procurement of services primarily relating to sales to customers where we act as the principal. Adjusted Margin % represents Adjusted Margin as a percentage of gross bookings.

As certain parts of our revenues are recognized on a “net” basis when we are acting as an agent, and other parts of our revenue are recognized on a “gross” basis when we are acting as the principal, we evaluate our financial performance in each of our reportable segments based on Adjusted Margin, which is a non-IFRS measure and a segment profitability measure, as we believe that Adjusted Margin reflects the value addition of the travel services that we provide to our customers. Income from packages, including income on airline tickets sold to customers as a part of tours and packages is accounted for on a “gross” basis as our company controls the services before such services are transferred to travelers. Revenue from the packages business which is accounted for on a “gross” basis represents the total amount paid by customers for these travel services and products, while our cost of procuring the relevant services and products for sale to our customers in this business is classified as service cost. Similarly, in our car bookings business we generally recognize revenue on a “gross” basis. See “Item 5. Operating and Financial Review and Prospects — Our Revenue, Service Cost and Expenses — Revenue.”

We also refer to Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per Share which are non-IFRS measures and most directly comparable to results from operating activities, profit (loss) for the year and diluted earnings (loss) per share for the year, respectively, each of which is an IFRS measure. We use financial measures that exclude share-based compensation costs, merger and acquisitions related expenses, amortization of acquired intangibles, gain on discontinuation of equity-accounted investment, impairment provision for non-financial assets, net change in value of financial liability relating to acquisitions, change in fair value of financial asset measured at fair value through profit or loss (FVTPL), share of loss (profit) of equity-accounted investees, gain on change in carrying value of financial liabilities measured at amortized cost, interest expense on financial liabilities measured at amortized cost and income tax expense (benefit) for our internal management reporting, budgeting and decision-making purposes, including comparing our operating results to that of our competitors. A limitation of using Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per Share instead of results from operating activities, profit (loss) for the year and diluted earnings (loss) per share for the year calculated in accordance with IFRS as issued by the IASB is that these non-IFRS financial measures exclude a recurring cost, for example, share-based compensation. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per Share. Because of varying available valuation methodologies and subjective assumptions that companies can use when applying IFRS 2 “Share based payment,” management believes that providing non-IFRS measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies.

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

We believe that our current calculations of Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss), Adjusted Diluted Earnings (Loss) per Share, Adjusted Margin, Adjusted Margin % and constant currency results represent a balanced approach to adjusting for the impact of certain discrete, unusual or non-cash items and other items such as customer inducement costs in the nature of customer incentives, customer acquisition costs and loyalty program costs, which we believe are representative of our operating results and provide useful information to investors and analysts. We believe that investors and analysts in our industry use these non-IFRS measures and key performance indicators to compare our company and our performance to that of our global peers.

However, the presentation of these non-IFRS measures and key performance indicators is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures and key performance indicators may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation. The IFRS measures that are most directly comparable to Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per share are results from operating activities, profit (loss) for the year and diluted earnings (loss) per share for the year, respectively.

The following table reconciles our revenue (an IFRS measure) to Adjusted Margin (a segment profitability measure) for the periods indicated:

Reconciliation of IFRS to Non-IFRS Financial Measures and Key Performance Indicators

	Air Ticketing			Hotels and Packages			Bus ticketing			Others
	Fiscal Year Ended March 31,			Fiscal Year Ended March 31,			Fiscal Year Ended March 31,			Fiscal Year Ended March 31,
	2023	2024	2025	2023	2024	2025	2023	2024	2025	2023	2024	2025
	(in thousands)
Revenue as per IFRS	$147,793	$201,246	$241,529	$337,686	$435,542	$520,411	$74,873	$92,693	$119,361	$32,684	$53,043	$97,035
Add: Customer inducement costs recorded as a reduction of revenue	135,338	116,423	131,563	90,487	123,695	155,616	8,025	9,432	11,606	1,902	440	2,789
Less: Service cost as per IFRS	3,078	—	—	168,387	210,357	246,550	5,596	—	—	506	4,732	27,798
Adjusted Margin	$280,053	$317,669	$373,092	$259,786	$348,880	$429,477	$77,302	$102,125	$130,967	$34,080	$48,751	$72,026

The following table reconciles our revenue (an IFRS measure) to Adjusted Margin (a segment profitability measure) in terms of reported amount and constant currency amount for the periods indicated:

	Fiscal year ended March 31, 2025
	Revenue					Adjusted Margin
Reported Amount and Constant Currency Amount	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
	(in thousands)
Reported Amount	$241,529	$520,411	$119,361	$97,035	$978,336	$373,092	$429,477	$130,967	$72,026
Impact of Foreign Currency Translation	4,769	9,866	2,158	1,983	18,776	7,216	8,925	2,407	1,446
Constant Currency Amount	$246,298	$530,277	$121,519	$99,018	$997,112	$380,308	$438,402	$133,374	$73,472

	Fiscal year ended March 31, 2024
	Revenue					Adjusted Margin
Reported Amount and Constant Currency Amount	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
	(in thousands)
Reported Amount	$201,246	$435,542	$92,693	$53,043	$782,524	$317,669	$348,880	$102,125	$48,751
Impact of Foreign Currency Translation	5,837	11,982	2,751	1,402	21,972	9,065	10,590	3,046	1,416
Constant Currency Amount	$207,083	$447,524	$95,444	$54,445	$804,496	$326,734	$359,470	$105,171	$50,167

	Fiscal year ended March 31, 2023
	Revenue					Adjusted Margin
Reported Amount and Constant Currency Amount	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
	(in thousands)
Reported Amount	$147,793	$337,686	$74,873	$32,684	$593,036	$280,053	$259,786	$77,302	$34,080
Impact of Foreign Currency Translation	11,540	26,330	5,714	2,677	46,261	21,870	20,010	5,903	2,786
Constant Currency Amount	$159,333	$364,016	$80,587	$35,361	$639,297	$301,923	$279,796	$83,205	$36,866

The following tables reconcile our revenue (an IFRS measure) and Adjusted Margin (a segment profitability measure) in terms of reported growth and constant currency(1) growth:

	Fiscal year ended March 31, 2025
	Revenue					Adjusted Margin
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Growth	20.0%	19.5%	28.8%	82.9%	25.0%	17.4%	23.1%	28.2%	47.7%
Impact of Foreign Currency Translation	2.4%	2.3%	2.3%	3.8%	2.4%	2.3%	2.6%	2.4%	3.0%
Constant Currency Growth	22.4%	21.8%	31.1%	86.7%	27.4%	19.7%	25.7%	30.6%	50.7%

	Fiscal year ended March 31, 2024
	Revenue					Adjusted Margin
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Growth	36.2%	29.0%	23.8%	62.3%	32.0%	13.4%	34.3%	32.1%	43.0%
Impact of Foreign Currency Translation	3.9%	3.5%	3.7%	4.3%	3.7%	3.3%	4.1%	4.0%	4.2%
Constant Currency Growth	40.1%	32.5%	27.5%	66.6%	35.7%	16.7%	38.4%	36.1%	47.2%

	Fiscal year ended March 31, 2023
	Revenue					Adjusted Margin
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Growth	66.6%	114.7%	87.7%	81.1%	95.1%	80.1%	80.3%	101.8%	83.6%
Impact of Foreign Currency Translation	13.0%	16.8%	14.3%	14.8%	15.2%	14.1%	13.9%	15.4%	15.0%
Constant Currency Growth	79.6%	131.5%	102.0%	95.9%	110.3%	94.2%	94.2%	117.2%	98.6%

The following table reconciles our results from operating activities (an IFRS measure) to Adjusted Operating Profit (Loss) (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Operating Profit (Loss)	Fiscal Year Ended March 31,
	2023	2024	2025
	(in millions)
Results from operating activities as per IFRS	$23.6	$65.2	$119.9
Add: Acquisition related intangibles amortization	12.8	12.0	11.4
Add: Employee share-based compensation costs	35.6	37.0	36.0
Less: Gain on discontinuation of equity accounted investment	(2.0)	—	—
Add: Merger and acquisitions related expenses	0.3	—	—
Add: Impairment provision for non-financial assets	—	10.0	—
Adjusted Operating Profit (Loss)	$70.3	$124.2	$167.3

The following table reconciles our profit (loss) for the year (an IFRS measure) to Adjusted Net Profit (Loss) (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Net Profit (Loss)	Fiscal Year Ended March 31,
	2023	2024	2025
	(in millions)
Profit (Loss) for the year as per IFRS	$(11.2)	$216.7	$95.3
Add: Acquisition related intangibles amortization	12.8	12.0	11.4
Add: Employee share-based compensation costs	35.6	37.0	36.0
Less: Gain on discontinuation of equity accounted investment	(2.0)	—	—
Add: Merger and acquisitions related expenses	0.3	—	—
Less: Gain on change in carrying value of financial liabilities measured at amortized cost	—	(30.6)	—
Add: Impairment provision for non-financial assets	—	10.0	—
Add: Change in fair value of financial asset measured at FVTPL	2.8	—	—
Add: Interest expense on financial liabilities measured at amortized cost	14.9	15.7	14.8
Add (Less): Income tax expense (benefit)	(1.0)	(123.8)	20.6
Add: Net change in value of financial liability in business combination	0.7	0.2	—
Add (Less): Share of loss (profit) of equity-accounted investees	(0.01)	(0.05)	0.06
Adjusted Net Profit (Loss)	$52.9	$137.2	$178.2

The following table reconciles our diluted earnings (loss) per share for the year (an IFRS measure) to Adjusted Diluted Earnings (Loss) per Share (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Diluted Earnings (Loss) per Share	Fiscal Year Ended March 31,
	2023	2024	2025
	(in $)
Diluted Earnings (Loss) per share for the year as per IFRS	$(0.10)	$1.74	$0.83
Add: Acquisition related intangibles amortization	0.12	0.10	0.10
Add: Employee share-based compensation costs	0.32	0.31	0.31
Less: Gain on discontinuation of equity accounted investment	(0.02)	—	—
Add: Merger and acquisitions related expenses	*	—	—
Less: Gain on change in carrying value of financial liabilities measured at amortized cost#	—	—	—
Add: Impairment provision for non-financial assets	—	0.08	—
Add: Change in fair value of financial asset measured at FVTPL	0.03	—	—
Add: Interest expense on financial liabilities measured at amortized cost#	0.13	—	0.14
Add (Less): Income tax expense (benefit)#	(0.01)	(1.01)	0.18
Add: Net change in value of financial liability in business combination	0.01	*	—
Add (Less): Share of loss (profit) of equity-accounted investees	*	*	*
Adjusted Diluted Earnings (Loss) per Share	$0.48	$1.22	$1.56

Note:

* Less than $0.01.

# For the fiscal year 2024, impact of interest expense on financial liabilities measured at amortized cost and gain on the change in the carrying value thereof along with the related income tax has already been considered in calculation of diluted earnings (loss) per share for the year as per IFRS.

B. Liquidity and Capital Resources

Historically, our sources of liquidity have principally been proceeds from the sale of our ordinary shares and convertible notes, overdraft facilities, working capital facilities and cash flows from operations. On February 9, 2021, we issued the 2028 Notes. The 2028 Notes are convertible based upon an initial conversion rate of 25.8035 of our ordinary shares per $1,000 principal amount of the 2028 Notes (equivalent to a conversion price of approximately $38.75 per ordinary share). The 2028 Notes will mature on February 15, 2028, unless earlier repurchased, redeemed or converted. Holders of our 2028 Notes will have the right to require us to repurchase such 2028 Notes on February 15, 2026, and upon the occurrence of a fundamental change, in each case, at a repurchase price equal to 100% of the principal amount of the 2028 Notes to be repurchased, plus accrued and unpaid special interest, if any.

As of March 31, 2025, we had cash and cash equivalents and term deposits of $763.3 million (including restricted cash and cash equivalents and term deposits of $9.6 million). As at March 31, 2025, we had $0.5 million in bank overdrafts.

Our primary sources of liquidity were $508.9 million of cash and cash equivalents and $254.4 million in term deposits with various banks, which are available on demand. A portion of such term deposits are lien marked and are used to secure bank guarantees, bank overdraft facilities and other facilities to support our business.

Our trade and other receivables primarily comprise commissions, incentives or other payments owing to us from airline suppliers, receivables from our corporate customers to whom we typically extend credit periods, security deposits paid primarily for our leased premises as well as interest accrued but not due on our term deposits. Our trade and other receivables increased from $99.6 million as of March 31, 2024, to $150.0 million as of March 31, 2025, primarily as a result of an increase in receivables from airlines and corporate customers during the fiscal year 2025 in line with the increase in our operations. Our other current assets primarily consist of deposits and advances to our suppliers to secure better prices and availability of bookings in future periods. Our other current assets decreased marginally from $153.1 million as of March 31, 2024 to $152.9 million as of March 31, 2025.

As of March 31, 2025, MMT India had the following facilities available from various banks:

•
an overdraft facility of Rs. 300 million ($3.5 million), to meet our working capital requirements, secured primarily by term deposits, an exclusive charge over all the assets of MMT India (excluding vehicles);

•
working capital demand loans of Rs. 1,495 million ($17.5 million) to meet our working capital requirements, with one-way inter-changeability for issuing bank guarantees of up to Rs. 750 million ( $8.8 million), secured primarily by term deposits, an exclusive charge over all the assets of MMT India (excluding vehicles); and
•
a commercial card and combined credit facility of Rs. 805 million ($9.4 million) to meet our working capital requirements.

As of March 31, 2025, no amounts were outstanding under the above facilities.

From time to time, we are also required to provide bank guarantees to certain international and Indian airlines, hotels and packages suppliers, as well as certain aggregators from whom we obtain hotel inventory and other travel suppliers, to secure our obligations to them. As of March 31, 2025, we had the following bank guarantee and other facilities available from various banks:

•
MMT India obtained a bank guarantee facility with a limit of Rs. 4,750 million ($55.6 million), for the purpose of issuing bank guarantees to IATA, hotels and other suppliers, with one-way inter-changeability of up to Rs. 400 million ($4.7 million) for working capital limits, secured primarily by term deposits, an exclusive charge on all the assets (excluding vehicles);

•
Quest 2 Travel obtained a bank guarantee and overdraft facilities of Rs. 100.1 million ($1.2 million) secured against term deposits, for the purpose of providing guarantees to IATA and payment gateway facilities;

•
Luxury Tours obtained a bank guarantee, overdraft and corporate card limit facilities of $0.3 million secured against term deposits, for the purpose of providing guarantees to various hotels and packages suppliers;

•
MMT USA obtained letters of credit of $0.1 million secured against bank balances, for the purpose of providing guarantees to various international airlines;

•
MMT UAE obtained a bank guarantee and corporate card limit facilities of $1.2 million secured against bank balances, for the purpose of providing guarantees to IATA;

•
ITC Group obtained a bank guarantee facility of $0.07 million secured against term deposits, for the purpose of providing guarantees to various international airlines, and a corporate card limit of $0.07 million;

•
redBus India obtained bank guarantee, overdraft and corporate card limit facilities of Rs. 53.4 million ($0.6 million) secured against term deposits, for the purpose of providing guarantees to various bus operators;

•
Simplotel obtained a corporate card facility of Rs. 2.0 million ($0.02 million) secured against term deposits, for the purpose of providing guarantees to various hotel suppliers; and

•
Savaari obtained a corporate card facility of Rs. 1.5 million ($0.02 million) secured against term deposits, for the purpose of providing guarantees to various cab operators.

As of March 31, 2025, we had outstanding amounts of Rs. 2,550 million ($29.8 million) in connection with the issuance of bank guarantees to IATA by MMT India and Rs. 53.6 million ($0.6 million) towards the issuance of bank guarantees towards various other travel and hotel and packages suppliers for other operational requirements of MMT India. No demand has been made against any of these bank guarantees.

In addition, we have secured credit and guarantee facilities of $70.0 million from an affiliate of our largest shareholder. As of March 31, 2025, this credit facility remained undrawn. Apart from the foregoing borrowings and vehicle loans of Rs. 393.4 million ($4.6 million), we have no outstanding bank loans or financial guarantees or similar commitments to guarantee our payment obligations or those of third parties.

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

The following table sets forth the summary of our cash flows for the years indicated:

	Fiscal Year Ended March 31,
	2023		2024		2025
	(in millions)
Net cash generated from operating activities	$32.2		$125.7		$185.3
Net cash generated from/(used in) investing activities	46.6		(75.6)		26.4
Net cash used in financing activities	(6.2)		(6.2)		(22.9)
Net increase in cash and cash equivalents	72.6		43.9		188.8
Cash and cash equivalents at beginning of the year	213.3		284.0		327.1
Effect of exchange rate fluctuations on cash held	(1.9)		(0.8)		(7.5)
Cash and cash equivalents (net of bank overdraft) at end of the year	284.0	(1)	327.1	(2)	508.4	(3)

Notes:

(1)
Excludes $202.7 million of term deposits not classified as “cash and cash equivalents.” As of March 31, 2023, we did not have any amounts outstanding under our bank overdraft.
(2)
Excludes $280.7 million of term deposits not classified as “cash and cash equivalents.” As of March 31, 2024, we did not have any amounts outstanding under our bank overdraft.
(3)
Excludes $254.4 million of term deposits not classified as “cash and cash equivalents.” As of March 31, 2025, we had $0.5 million outstanding under our bank overdraft.

Net Cash Generated From Operating Activities

Our net cash generated from operating activities was $185.3 million in fiscal year 2025, as compared to net cash generated from operating activities of $125.7 million in fiscal year 2024, an increase of $59.6 million in fiscal year 2025. Our net profit adjusted for depreciation, amortization and impairment and other non-cash items was $184.4 million in fiscal year 2025 as compared to $140.3 million in fiscal year 2024. Further, in fiscal year 2025, there was an increase of $58.5 million in trade and other payables, other liabilities and contract liabilities, net income tax paid of $5.5 million and an increase of $52.1 million in trade and other receivables and contract assets, inventories and other assets.

Our net cash generated from operating activities was $125.7 million in fiscal year 2024, as compared to net cash generated from operating activities of $32.2 million in fiscal year 2023, an increase of $93.5 million in fiscal year 2024. Our net profit adjusted for depreciation, amortization and impairment and other non-cash items was $140.3 million in fiscal year 2024 as compared to $84.3 million in fiscal year 2023. Further, in fiscal year 2024, there was an increase of $62.8 million in trade and other payables, other liabilities and contract liabilities, net income tax paid of $9.7 million and an increase of $67.7 million in trade and other receivables and contract assets, inventories and other assets.

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

Net Cash Generated From/(Used In) Investing Activities

In fiscal year 2025, our net cash used in investing activities was $26.4 million. We redeemed term deposits with banks amounting to $403.2 million (computed using average exchange rates for the period) for investment and working capital purposes and received interest mainly on our term deposits of $24.2 million, net of income tax. We also invested $379.2 million (computed using average exchange rates for the period) in term deposits with banks, $10.4 million in the acquisition of a business, $4.1 million in property, plant and equipment, net of sales and $7.3 million in acquisition of intangible assets.

In fiscal year 2024, our net cash used in investing activities was $75.6 million. We redeemed term deposits with banks amounting to $345.9 million (computed using average exchange rates for the period) for investment and working capital purposes and received interest mainly on our term deposits of $21.0 million, net of income tax. We also invested $423.6 million (computed using average exchange rates for the period) in term deposits with banks, $6.5 million in the acquisition of a subsidiary, $5.5 million in property, plant and equipment, net of sales and $6.9 million in acquisition of intangible assets.

In fiscal year 2023, our net cash generated from investing activities was $46.6 million. We redeemed term deposits with banks amounting to $308.3 million (computed using average exchange rates for the period) for investment and working capital purposes and received interest mainly on our term deposits of $8.0 million, net of income tax. We also invested $251.7 million (computed using average exchange rates for the period) in term deposits with banks, $1.5 million in the acquisition of subsidiaries, $7.1 million in property, plant and equipment, net of sales and $9.4 million in acquisition of intangible assets.

Net Cash Used In Financing Activities

In fiscal year 2025, our net cash used in financing activities was $22.9 million. We made payment of $8.2 million for lease liabilities and vehicle loans. Proceeds from issuance of shares on exercise of share-based awards during fiscal year 2025 was $7.0 million. Further, we repurchased certain ordinary shares, which we currently hold as treasury shares, for $21.7 million.

In fiscal year 2024, our net cash used in financing activities was $6.2 million. We made payment of $6.9 million for lease liabilities and vehicle loans. Proceeds from issuance of shares on exercise of share-based awards was $6.0 million and proceeds for vehicle loans was $2.1 million during the fiscal year 2024. Further, we acquired a non-controlling interest in Quest 2 Travel for $7.4 million.

In fiscal year 2023, our net cash used in financing activities was $6.2 million. We made payment of $5.5 million for lease liabilities and vehicle loans. Proceeds from issuance of shares on exercise of share-based awards was $2.2 million and proceeds for vehicle loans was $2.2 million during the fiscal year 2023. Further, we acquired a non-controlling interest in Quest 2 Travel for $5.0 million.

Material Cash Requirements

Our material cash requirements as of March 31, 2025 and the foreseeable long-term are mainly for our debt obligations and working capital, as well as capital expenditures, contractual obligations and acquisitions.

Capital Expenditures

We incurred capital expenditures of $16.9 million, $12.8 million, and $11.8 million in fiscal years 2023, 2024 and 2025, respectively. As of March 31, 2025, we had committed capital expenditures of $0.1 million for fiscal year 2025. Our capital expenditures have principally consisted of costs related to our technology platform and infrastructure, upgrading of/additions to our websites and mobile platforms, purchases of workstations, computers, computer software, leasehold improvements, and others. In the future, we may also incur capital expenditures to expand our products and services offerings, including through strategic acquisitions.

Contractual Obligations

The following table sets forth our contractual obligations as of March 31, 2025. Other than the obligations specified below, we do not have any other long term contractual obligations.

	Payment Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Secured bank loans(1)	$5,332	$1,837	$2,664	$831	*
Lease liabilities(2)	18,291	6,086	9,616	2,589	—
Purchase obligations(3)	67,710	27,867	34,605	5,238	—
Employee benefits(4)	14,705	—	—	—	—
Convertible notes(5)	230,000	230,000	—	—	—
Other liabilities(6)	16,786	4,390	3,907	8,489	—
Trade and other payables	146,999	146,999	—	—	—
Refunds due to customers	51,011	51,011	—	—	—
Total	$550,834	$468,190	$50,792	$17,147	*

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

On May 16, 2023, our board of directors authorized the Company to repurchase the 2028 Notes, from time to time, through open market purchases, privately negotiated transactions with individual holders or otherwise, in accordance with applicable securities laws, provided that the aggregate amount of ordinary shares and aggregate amount of the 2028 Notes that may be repurchased by the Company shall not exceed $136.0 million. The price and timing of any repurchases of ordinary shares and the 2028 Notes will depend on prevailing market conditions, liquidity requirements, contractual restrictions and other factors as determined by the Board from time to time. There can be no assurance that we will execute any such repurchase.

Pursuant to the share repurchase plan, we repurchased 236,012 ordinary shares for an aggregate amount of $21.7 million during fiscal year 2025. There were no repurchases of the 2028 Notes during fiscal year 2025. As at March 31, 2025, we had remaining authority to repurchase an aggregate of up to $114.2 million of our outstanding ordinary shares and the 2028 Notes. For further information, see “Item 16 E. Purchases of equity securities by the issuer and affiliated purchasers” in this Annual Report.

(6)
Other liabilities comprise liability against the right but not the obligation to sell all the shares held by the promoters in Simplotel and Savaari and contingent consideration payable to VA Tech Ventures Private Limited for acquisition of Happay. For further information, see Notes 7(c), 7 (d) and 7 (e) of our consolidated financial statements included elsewhere in this Annual Report.

We intend to fund our existing and future material cash requirements with our existing cash balance and other financing alternatives. We may, however, require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue.

Other than as discussed above, we do not have any significant capital and other commitments, long-term obligations or guarantees as of March 31, 2025. While the above indicates our material cash requirements as of March 31, 2025, the actual amounts we are eventually required to pay may be different in the event that any agreements are renegotiated, cancelled or terminated.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property” of this Annual Report.

D. Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since March 31, 2025 that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Our board of directors consists of ten directors.

The table below sets forth the name, age and position of each of our directors and executive officers as of the date hereof.

Name	Age	Position/Title
Directors:
Deep Kalra	55	Director, Group Chairman and Chief Mentor
Rajesh Magow	56	Director and Group Chief Executive Officer
Aditya Tim Guleri	60	Independent Director
Moshe Rafiah	61	Director
Hashim Joomye	57	Independent Director
James Jianzhang Liang	55	Director
Jane Jie Sun	56	Director
Paul Laurence Halpin	66	Independent Director
May Yihong Wu	57	Independent Director
Xing Xiong	51	Director

Executive Officer:
Mohit Kabra	54	Group Chief Financial Officer

Directors

Deep Kalra is our founder, group chairman and chief mentor and was appointed to our board of directors on October 9, 2001. Mr. Kalra’s responsibilities as our group executive chairman from February 11, 2020 to March 31, 2022 included executing our business strategy and managing the overall performance and growth of our company. Effective April 1, 2022, Mr. Kalra transitioned to his new role as group chairman and chief mentor and devotes his time to providing mentorship to our leadership team, as well as continuing to pursue strategic initiatives such as product innovation and expansion. Mr. Kalra has over 33 years of work experience in e-commerce, sales, marketing, corporate banking, financial analysis and senior management roles. Prior to founding our company in April 2000, Mr. Kalra worked with GE Capital India, a subsidiary of the General Electric Company, where he was vice president, business development. Prior to that, he also worked with AMF Bowling Inc. and ABN AMRO Bank NV. Mr. Kalra is the chair of World Travel and Tourism India Chapter and also the co-chair of National Committee on Tourism and Hospitality at Confederation of Indian Industry. He is a founding member of IndiaTech.Org, an industry body representing the interests of Indian digital companies and is a co-founder of Ashoka University, a liberal arts college in Sonipat, near New Delhi and serves on their board and governing council. Mr. Kalra is a founding member of ‘I am Gurgaon’— an NGO focused on improving the quality of life in Gurugram and also serves on the board of the Gurugram Metropolitan Development Authority. Mr. Kalra holds a Bachelor’s degree in Economics from St. Stephen’s College, Delhi University, India, and a Master’s degree in Business Administration from the Indian Institute of Management, Ahmedabad, India.

Rajesh Magow is our co-founder and group chief executive officer and was appointed to our board of directors on November 6, 2012. Mr. Magow has also previously held the positions of chief financial officer and chief operating officer at our company. Mr. Magow has over 32 years of experience in the information technology and internet industries. After having been a part of our senior management team in 2001 for a few months, Mr. Magow worked as a part of senior management at Tecnovate eSolutions Private Limited, a wholly-owned subsidiary of eBookers.com (a United Kingdom-based online travel company that was listed on the Nasdaq Stock Market until it was acquired by the Cendant group in February 2005) from 2001 to June 2006. Before leaving Tecnovate eSolutions, he was the acting chief executive officer of that company. Mr. Magow was part of the senior management team that set up eBookers’ call center and back office operations in India and was a board member of Tecnovate from January 2001 to June 2006. Prior to Tecnovate, he also worked with Aptech Limited and Voltas Limited. Mr. Magow rejoined our company in 2006. He serves as the Chairman of FICCI Tourism Committee. Mr. Magow is a qualified Chartered Accountant from the Institute of Chartered Accountants of India.

Aditya Tim Guleri was appointed to our board of directors on April 3, 2007 as a nominee of Sierra Ventures VIII-A, L.P., Sierra Ventures VIII-B, L.P. and Sierra Ventures Associates VIII, LLC, or the Sierra Ventures entities. He has remained on our board following the lapse of Sierra Ventures entities’ right of nomination upon the completion of our initial public offering in August 2010. Mr. Guleri is the Managing Director of Sierra Ventures. Mr. Guleri’s investment focus is primarily information technology software companies. As a venture capitalist, Mr. Guleri has helped to complete strategic exits from numerous companies including several public companies. Mr. Guleri currently serves on the board of directors of Enable, Cimulate, Cicero, Appcues, Astronomer, Balto, Phenom People and Sedai. Prior to Sierra, Mr. Guleri founded and served as chief executive officer of Octane Software from 1996 to 2000. He successfully led Octane’s merger with Epiphany (NASDAQ: EPNY) in 2000. Before Octane, Mr. Guleri was vice president of field operations at Scopus Technology. Mr. Guleri holds a Master of Science degree in Engineering and Operating Research from Virginia Polytechnic Institute and State University; and a Bachelor of Science degree in Electrical Engineering from Punjab Engineering College, Chandigarh, India.

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

Hashim Joomye was appointed to our board of directors on May 14, 2025 as an independent director. He is the Founder and Managing Director of Advisory Capital Ltd, a firm specializing in investment and risk appraisals based in Mauritius. He currently serves on several boards and Investment Committees including pension fund, private equity funds and global business companies. Previously, Hashim has been managing investments for large corporates, pension funds, mutual funds and high net worth individuals for more than a decade. He is a Fellow Member of the Mauritius Institute of Directors and a Member of the American Chamber of Commerce in Mauritius. Hashim received a Masters Degree in Investment Analysis from the University of Stirling in United Kingdom and is a Fellow Chartered Certified Accountant.

James Jianzhang Liang was appointed to our board of directors on January 27, 2016, as a nominee of Trip.com (Nasdaq: TCOM). He is one of the co-founders and the chairman of the board of directors of Trip.com. Prior to founding Trip.com, Mr. Liang held a number of technical, managerial and leadership positions with Oracle Corporation from 1991 to 1999 in the United States and China. Mr. Liang received his Ph.D. degree from Stanford University, United States and his Master’s and Bachelor’s degrees from Georgia Institute of Technology, United States.

Jane Jie Sun was appointed to our board of directors on August 30, 2019 as a nominee of Trip.com. Ms. Sun is the chief executive officer of Trip.com, as well as a member of the board of directors of Trip.com, from November 2016. Prior to that, she was a co-president of Trip.com from March 2015, chief operating officer since May 2012, and chief financial officer from 2005 to 2012. Prior to joining Trip.com, Ms. Sun worked as the head of the SEC and External Reporting Division of Applied Materials, Inc. from 1997. Prior to that, she worked with KPMG LLP as an audit manager in Silicon Valley, California for five years. Ms. Sun is a member of the American Institute of Certified Public Accountants and a State of California Certified Public Accountant. Ms. Sun received her Bachelor’s degree from the business school of the University of Florida with high honors. She also obtained her LLM degree from Peking University Law School. She is also a graduate of the Standard Executive Program and an alumni of Stanford University's graduate school of business.

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

Executive Officer

Mohit Kabra is our group chief financial officer. Prior to joining us in July 2011, Mr. Kabra served as a Director, Finance at Kohler India where he worked from 2006 to June 2011. He has approximately 31 years of work experience and has held various positions in the India businesses of PepsiCo, Colgate and Seagram. Mr. Kabra has a Bachelor of Commerce degree and is a qualified Chartered Accountant from the Institute of Chartered Accountants of India as well as a qualified Cost Accountant from the Institute of Cost Accountants of India.

B. Compensation

For fiscal year 2025, the aggregate compensation (including directors’ fees, but excluding grants of stock options and RSUs that are described below) to our directors and executive officers included in the list under the heading “— Directors and Executive Officers of our Group” was $2.0 million, which included $1.4 million in base salary and $0.6 million in other payments. Our employment agreements (as amended from time to time) with each of our group chairman, group chief executive officer, and group chief financial officer provide for variable performance component which is payable upon each of the individual officer and our company attaining certain performance targets. Except as otherwise disclosed, these aggregate cash compensation amounts for fiscal year 2025 do not include stock compensation and employee benefits to our directors and executive officers. Stock compensation to our directors and executive officers are disclosed separately under “— Outstanding ESOPs” and “Outstanding RSUs,” and employee benefits to our directors and executive officers are disclosed separately under “— Employee Benefit Plans.”

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

Outstanding RSUs

During fiscal year 2025, we issued RSUs with respect to an aggregate of 578,796 ordinary shares with an exercise price of $0.0005 per ordinary share under our Share Incentive Plan, of which RSUs with respect to an aggregate of 143,850 ordinary shares were granted to our directors and an executive officer.

As at March 31, 2025, there were (a) an aggregate of 1,352,713 ordinary shares underlying vested RSUs held by our director and executive officer with grant dates ranging from July 1, 2013 to March 6, 2025 and expiration dates ranging from June 30, 2025 to June 30, 2031 (b) an aggregate of 584,605 ordinary shares underlying unvested RSUs held by our director and executive officer with grant dates ranging from April 1, 2021 to April 1, 2024. Each RSU represents one ordinary share of our holding company and will result in the issuance of one ordinary share of our holding company on exercise. The exercise price of each RSU is $0.0005.

Outstanding ESOPs

During fiscal year 2025, we did not issue any stock options under our Share Incentive Plan, or ESOPs.

As of March 31, 2025, there were an aggregate of 1,218,760 ordinary shares underlying 12,187.6 vested ESOPs held by our director and executive officer which were granted on August 19, 2019, with expiration dates ranging from August 18, 2025 to August 18, 2030. Each ESOP represents 100 ordinary shares of our holding company and will result in the issuance of 100 ordinary shares of our holding company on exercise. The exercise price of each ESOP is $2,229.

Employee Benefit Plans

We maintain employee benefit plans in the form of certain statutory and incentive plans covering substantially all of our employees. The aggregate amount set aside or accrued by us to provide for pension, retirement or similar benefits for all our employees (including our directors and executive officer) was $8.9 million, $ 11.7 million and $14.7 million, respectively, in fiscal years 2023, 2024 and 2025.

Provident Fund

In accordance with Indian law, all of our employees in India are entitled to receive benefits under the Employees’ Provident Fund Scheme, 1952, as amended, a retirement benefit scheme under which an equal amount of 12% of basic salary of an employee is contributed by each of the employer and employee in a fund with government/trust with company. Also, in accordance with applicable laws, all of our employees at our non-Indian subsidiaries are entitled to receive benefits under the relevant laws and regulations applicable in such jurisdictions. Our subsidiaries make a monthly deposit to these funds and we have contributed an aggregate of $4.1 million, $4.9 million and $5.7 million, respectively, in fiscal years 2023, 2024 and 2025.

Gratuity

In accordance with Indian law, we pay gratuity to our eligible employees in India. Under our gratuity plan, a defined benefit plan, an employee is entitled to receive a gratuity payment on the termination of his or her employment if the employee has rendered continuous service to our company for not less than five years, or if the termination of employment is due to death or disability. The amount of gratuity payable to an eligible employee is equal to 15 days’ salary for every year of employment (or any portion of a year exceeding six months). We have provided for an aggregate of $1.5 million, $1.4 million and $2.3 million, respectively in fiscal years 2023, 2024 and 2025 for our gratuity payments.

Compensated absences

In accordance with our company policy, eligible employees are given benefits of compensated absences payable on the termination of his or her employment. Under this policy, employees are entitled to receive amount of future benefit that they have earned in return for their service in the current and prior periods resulting from the non-utilization of yearly accumulated leaves. We have provided for aggregate of $0.4 million, $0.8 million and $0.7 million, respectively, in fiscal years 2023, 2024 and 2025 for our compensated absences payments.

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

As a result of its ownership of our Class B Shares, Trip.com is entitled to nominate five directors to our board of directors (one of whom shall be a resident of Mauritius) as at the date of this Annual Report. So long as Trip.com beneficially owns 10% or more of our issued and outstanding voting securities (subject to adjustment for any share split, share dividend, recapitalization, reclassification or similar transaction in respect of any such ordinary shares), it will be entitled to nominate a number of directors to our board of directors in proportion to its beneficial ownership in our company. In addition, under the Amended and Restated Trip.com Investor Rights Agreement, one Independent Director must be appointed from a pool of candidates recommended by Trip.com and approved by Mr. Deep Kalra and Mr. Rajesh Magow, a majority of Independent Directors must be appointed from a pool of candidates approved by Mr. Deep Kalra, Mr. Rajesh Magow and a majority of the Trip.com directors and one of the investor directors designated by Trip.com shall be entitled to exercise the casting vote to which the chairman of the board of directors would otherwise have been entitled pursuant to Article 114 of our

Constitution. For more information, see “Item 10. Additional Information - B. Memorandum and Articles of Association — Amended and Restated Trip.com Investor Rights Agreement.”

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

D. Employees

See “Item 4. Information on the Company — B. Business Overview — Employees.”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our equity shares as of March 31, 2025 by each of our directors and all our directors and executive officers as a group. As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right. Ordinary shares subject to options, RSUs, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person.

Equity shares beneficially owned
	Ordinary Shares		Class B Shares
Name of Beneficial Owner	Number	Percent(1)	Number	Percent(1)	Percent of Total Voting Power(1)
Directors:
Deep Kalra(2)	3,685,437	5.07	—	—	3.28
Rajesh Magow(3)	1,495,662	2.05	—	—	1.33
Aditya Tim Guleri	—	—	—	—	—
Moshe Rafiah(4)	—	—	—	—	—
James Jianzhang Liang(4)	*	*	—	—	*
Jane Jie Sun(4)	—	—	—	—	—
Paul Laurence Halpin(4)	—	—	—	—	—
May Yihong Wu	—	—	—	—	—
Xing Xiong(4)	—	—	—	—	—
Hashim Joomye(5)	—	—	—	—	—

Executive Officers:
Mohit Kabra(3)	*	*	—	—	*
All our directors and executive officers as a group	5,416,135	7.45	—	—	4.82

* Represents beneficial ownership of less than 1.0% of our issued share capital.

Notes:

(1)
Based on 71,594,512 ordinary shares outstanding and 39,667,911 Class B Shares outstanding as of March 31, 2025. Except as otherwise required by law, the Terms of Issue or our Constitution, our ordinary shares and Class B Shares vote together as a single class on all matters on which our shareholders are entitled to vote. See also “Item 10. Additional Information — B. Memorandum and Articles of Association — Class B Shares — Reserved Matters.”
(2)
Travogue Electronic Travel LLP, or Travogue, is a limited liability partnership controlled by Mr. Deep Kalra. Mr. Deep Kalra holds 100.0% of the partnership interests in Travogue. Accordingly, as of March 31, 2025, Mr. Kalra’s beneficial ownership of our ordinary shares includes 1,332,537 ordinary shares held by him (or his immediate family members) directly (in the form of ordinary shares or ordinary shares underlying RSUs and ESOPs that have vested or will vest within 60 days) and, based on information provided by Travogue, 2,352,900 ordinary shares held indirectly through Travogue.
(3)
In the form of ordinary shares, underlying vested RSUs and ESOPs.
(4)
James Jianzhang Liang, Jane Jie Sun, Moshe Rafiah, Xing Xiong and Paul Laurence Halpin are nominee directors of Trip.com. Trip.com beneficially owns 10,773,694 ordinary shares and 39,667,911 Class B convertible ordinary shares, as further described in Item 7 of this Annual Report.
(5)
Hashim Joomye was appointed as director on the Board of the Company in place of Savinilorna Payandi-Pillay Ramen, on May 14, 2025.

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

	Equity shares beneficially owned
	Ordinary Shares		Class B Shares		Percent of Total
Name of Beneficial Owner	Number	Percent(1)	Number	Percent(1)	Voting Power(1)
Trip.com(2)	10,773,694	15.05	39,667,911	100.0	45.34
Schroder Investment Management Group(3)	4,118,898	5.75	—	—	3.70
FMR LLC(4)	4,605,061	6.43	—	—	4.14
Bailey Gifford & Co.(5)	5,155,202	7.20			4.63
Deep Kalra(6)	3,685,437	5.07	—	—	3.28

Notes:

(1)
Based on 71,594,512 ordinary shares outstanding and 39,667,911 Class B Shares outstanding as of March 31, 2025. Except as otherwise required by law, the Terms of Issue or our Constitution, our ordinary shares and Class B Shares vote together as a single class on all matters on which our shareholders are entitled to vote. See also “Item 10. Additional Information — B. Memorandum and Articles of Association — Class B Shares — Reserved Matters.”

(2)
Information based on Amendment No. 4 to a report on Schedule 13D filed with the SEC by Trip.com on September 3, 2019. As of March 31, 2025, Trip.com has deferred its pre-emptive rights to subscribe for and purchase 7,435,534 additional Class B Shares, representing 6.68% of the total number of our ordinary shares and Class B Shares, as a result of the issuance of ordinary shares pursuant to the exercise or settlement of equity awards under our Share Incentive Plan between August 19, 2020 to March 31, 2025. See “Item 10. Additional Information — B. Memorandum and Articles of Association — Class B Shares — Pre-Emptive Rights.”

(3)
Information based on a report on Schedule 13G filed with the SEC by Schroder Investment Management Group (“SIMG”) on May 13, 2025.

(4)
Information based on Amendment No. 1 to a report on Schedule 13G filed with the SEC by FMR LLC (“FMR”) and Abigail P. Johnson, on May 12, 2025 (“FMR 13G”). According to the FMR 13G, Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority votes of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.
(5)
Information based on Amendment No. 4 to a report on Schedule 13G filed with the SEC by Baillie Gifford & Co (“BGC”) on April 30, 2025 (“BGC 13G”). According to the BGC 13G, securities reported on this Schedule 13G as being beneficially owned by Baillie Gifford & Co. are held by Baillie Gifford & Co. and/or one or more of its investment advisor subsidiaries, which may include Baillie Gifford Overseas Limited , on behalf of investment advisory clients, which may include investment companies registered under the Investment Company Act, employee benefit plans, pension funds or other institutional clients.

(6)
Travogue Electronic Travel LLP (“Travogue”) is a limited liability partnership controlled by Mr. Deep Kalra. Mr. Deep Kalra holds 100.0% of the partnership interests in Travogue. Accordingly, as of March 31, 2025, Mr. Kalra’s beneficial ownership of our ordinary shares includes 1,332,537 ordinary shares held by him (or his immediate family members) directly (in the form of ordinary shares or ordinary shares underlying RSUs and ESOPs that have vested or will vest within 60 days) and, based on information provided by Travogue, 2,352,900 ordinary shares held indirectly through Travogue.

Each of our equity shares is entitled to one vote on all matters that require a vote of shareholders. Except as otherwise required by law, the Terms of Issue or our Constitution, our ordinary shares and Class B Shares vote together as a single class on all matters on which our shareholders are entitled to vote. None of our shareholders has any contractual or other special voting rights.

As of March 31, 2025, to our knowledge, there were approximately seven record holders of our ordinary shares, of which one has a registered address in the United States and which holds approximately 75.18% of our ordinary shares. Since certain of these ordinary shares were held by brokers or other nominees, the number of record holders may not be representative of the number of beneficial holders or where the beneficial holders are resident.

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

The following is a summary of our related party transactions since April 1, 2022.

Shareholders Agreements

See “Item 10. Additional Information — B. Memorandum and Articles of Association — Trip.com Amended and Restated Investor Rights Agreement”, “— Trip.com’s Pre-Emptive Rights in relation to our 2028 Notes”, “— Pre-Emptive Rights” and “— Registration Rights”.

Procurement and selling of air tickets and hotel room nights from/to Trip.com and its subsidiaries

We procured air tickets and hotel room nights of $55.5 million, $113.6 million, and $109.8 million as an agent from subsidiaries of Trip.com that operate as travel product aggregators in fiscal years 2023, 2024 and 2025 respectively. We earned $0.1 million, $0.05 million and $0.3 million from subsidiaries of Trip.com as commission for procurement of such tickets and room nights in fiscal years 2023, 2024 and 2025, respectively. Further, we also sold air tickets and hotel room nights as an agent with a value of $6.0 million, $4.5 million and $19.7 million to subsidiaries of Trip.com in fiscal years 2023, 2024 and 2025, respectively, and paid commission expenses of $0.7 million, $0.4 million and $1.5 million in fiscal years 2023, 2024 and 2025, respectively.

We earned revenue from marketing alliances from subsidiaries of Trip.com amounting to $0.05 million, $0.2 million and $1.7 million in fiscal years 2023, 2024 and 2025, respectively.

We paid various operating expenses to subsidiaries of Trip.com amounting to $4.6 million, $5.3 million and $7.6 million in fiscal years 2023, 2024 and 2025, respectively.

We provided advances of nil, nil and $0.6 million to subsidiaries of Trip.com in fiscal years 2023, 2024 and 2025 and received back nil, nil and $0.6 million against advances given to subsidiaries of Trip.com in fiscal years 2023, 2024 and 2025, respectively.

As of March 31, 2023, 2024 and 2025, we had outstanding trade and other receivables from subsidiaries of Trip.com of $1.0 million, $0.3 million, and $2.8 million, respectively.

As of March 31, 2023, 2024 and 2025, we had outstanding trade payables to subsidiaries of Trip.com of $4.9 million, $6.6 million and $6.0 million, respectively.

As of March 31, 2023, 2024 and 2025, we provided advances for future bookings to subsidiaries of Trip.com of $0.1 million, $0.2 million and $0.2 million, respectively.

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

Tax Proceedings

Certain tax matters involving our key subsidiaries, MMT India and redBus are disclosed below.

Income Tax Matters

Assessment Year 2005-06

In November 2008, MMT India received an assessment order from the Indian Income Tax authorities or tax authorities for the assessment year 2005-06 and a demand for an additional payment of Rs. 8.1 million ($0.1 million) (exclusive of any applicable penalties), advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase proposed by the transfer pricing officer to adjust our intra-group international transaction prices upwards to an arm’s length price, and (ii) the disallowance of technology-related development depreciation expenses incurred during the year. In January 2009, we filed our objections to both the assessment order and the demand for additional payment with the Commissioner of Income Tax (Appeals), or CIT(A). In February 2009, the demand for the additional payment was deleted as the additions made by the tax authorities were set-off against our carried forward losses. Our appeal against the assessment order in connection with the intra-group international transactions transfer pricing matter was decided in our favor in February 2011. We also received partial relief from the disallowance of technology-related development depreciation expenses. In May 2011, we filed our objection to the partial disallowance of technology-related development depreciation expenses with the Income Tax Appellate Tribunal authorities, or ITAT. In April 2017, ITAT passed a favorable order to allow depreciation on technology-related development expenses. The tax authorities filed an appeal in the High Court challenging the relief provided by ITAT on transfer pricing. However, the High Court dismissed the appeal filed by the tax authorities in November 2017. In July 2018, the tax authorities filed a Special Leave Petition in Supreme Court challenging the order of the High Court. In January 2025, the tax authorities withdrew the Special Leave Petition and the matter stands concluded in favor of MMT India.

Assessment Year 2007-08

In February 2015, re-assessment proceedings were conducted and MMT India received an order from tax authorities, advising us of an upward revision of our declared income in India for the assessment year 2007-08 as a result of the reimbursement of ticket costs to MMT USA. In March 2015, we filed our objections with the CIT(A). The appeal against the above assessment order in connection with these disallowances was decided in favor of MMT India on May 23, 2017. The tax authorities challenged the order of the CIT(A) in August 2017 before ITAT. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The next hearing has been scheduled on August 11, 2025.

Assessment Year 2008-09

In February 2015, re-assessment proceedings were conducted and MMT India received an order from the tax authorities for the assessment year 2008-09, advising us of an upward revision of our declared income in India for the assessment year 2008-09 as a result of reimbursement of ticket costs to MMT USA. In March 2015, we filed our objections with the CIT(A). The appeal against the assessment order in connection with these disallowances was decided in favor of MMT India on June 16, 2017. The tax authorities have filed an appeal in August 2017 against the order before ITAT. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The next hearing has been scheduled on August 11, 2025.

Assessment Year 2009-10

In May 2013, MMT India received an assessment order from the tax authorities for the assessment year 2009-10, and a demand for additional tax payments of approximately Rs. 276 million ($3.2 million), advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase proposed by the transfer pricing offer to adjust our intra-group international transaction prices upwards to an arm’s length price, (ii) increases due to the non-payment of sufficient withholding tax in connection with our use of banking payment gateway facilities and the cost of air tickets incurred to MMT USA, (iii) increases for disallowance of excess depreciation expense on computer peripherals and software licenses, (iv) for the disallowance of technology-related development depreciation expenses incurred during the year, and (v) on account of amounts received from business associates, which were treated as deferred revenue. On May 30, 2013, we filed our objections with the CIT(A). Consequently, our appeal against the assessment order in connection with the intra-group international transactions transfer pricing matter, nonpayment of sufficient withholding tax on cost of air tickets incurred to MMT USA, disallowance of technology-related development depreciation expenses and on amounts received from business associates which were treated as deferred revenue, was decided in our favor in June 2014. We also received partial relief from the increases for disallowance of excess depreciation expense on computer peripherals and software licenses and non-deduction of withholding tax in connection with payment gateway charges. We filed an appeal before ITAT in August 2014 for the remaining relief. The ITAT passed a favorable order dated September 26, 2017 quashing a major demand pertaining to the issue of non-deduction of taxes on payment gateway charges. In May 2018, the tax authorities filed an appeal in the High Court against the order of the ITAT on the issue of non-deduction of withholding tax on payment gateway charges. In March 2019, the High Court passed a favorable order setting aside the appeal filed by tax authorities. The tax authorities have also filed an appeal before the ITAT against the order passed by the CIT(A) on the matters decided in our favor. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The appeal is pending before the ITAT and the next hearing has been scheduled on July 23, 2025.

Assessment Year 2010-11

In March 2014, MMT India received an assessment order from the tax authorities for the assessment year 2010-11, and a demand for additional tax payments of approximately Rs. 736 million ($8.6 million), advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase on account of the disallowance of technology-related development depreciation expenses incurred during the year, (ii) an increase due to the non-payment of sufficient withholding tax in connection with our use of banking payment gateway facilities, (iii) an increase for disallowance of excess depreciation expense on computer peripherals and software licenses, (iv) an increase due to the non-payment of sufficient withholding tax on reimbursement of expenses to MMT USA, (v) an increase for advertising and publicity expenses being capital in nature, and (vi) an increase due to change in the method of accounting for recognizing loyalty cum signing bonus. In April 2014, we filed our objections with the CIT(A) along with a stay of demand. Our appeal against the assessment order was decided in our favor in July 2017. The tax authorities have appealed the order of the CIT(A) before ITAT. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The next hearing has been scheduled on August 11, 2025.

Assessment Year 2011-12

In March 2015, MMT India received an assessment order from the tax authorities for the assessment year 2011-12, and a demand for additional tax payments of approximately Rs. 953 million ($11.2 million), advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase for disallowance of excess depreciation expense on computer peripherals and software licenses (ii) an increase due to the non-payment of sufficient withholding tax on reimbursement of expenses to MMT USA, and (iii) an increase for advertising and publicity expenses being capital in nature. In April 2015, we filed our objections with the CIT(A) along with a stay of demand. In June 2015, we obtained an interim stay until December 31, 2015. We obtained a final order of stay of tax demand in March 2016 and the demand was temporarily set aside after adjustment of refunds for assessment years 2009-10 and 2010-11. Our appeal against the assessment order in connection with non-payment of sufficient withholding tax on cost of air tickets incurred to MMT USA and disallowance of technology-related development depreciation expenses was decided in our favor. We have also received partial relief in respect of addition of advertisement and publicity expenses. In February 2017, we filed an appeal with ITAT. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The next hearing has been scheduled on July 23, 2025.

In March 2017, MMT India received a revision order from the tax authorities for the assessment year 2011-12 in which the order passed by the assessing officer was set aside for fresh examination of the issue of deduction of reimbursement of ESOP cost on exercise of shares by employees. In May 2018, we filed an appeal with the ITAT. The ITAT passed a favorable order on January 22, 2025.

In December 2017, MMT India received an assessment order from the tax authorities for the assessment year 2011-12 confirming the demand for additional tax payments of approximately Rs. 102 million ($1.2 million), advising us of an upward revision of our declared income in India for that assessment year as a result of an increase in expenses on account of ESOPs exercised during the year, being capital in nature. In January 2018, we filed our objections with the CIT(A) along with a stay of demand. The appeal against the assessment order in connection with ESOP disallowances was decided in favor of MMT India on June 24, 2019. The tax authorities filed an appeal before the ITAT challenging the order of the CIT(A). The ITAT passed a favorable order on January 22, 2025.

Assessment Year 2012-13

In March 2016, MMT India received an assessment order from the tax authorities for the assessment year 2012-13, and a demand for additional tax payments of approximately Rs. 905 million, ($10.6 million), advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase due to insufficient payments on withholding taxes on reimbursement of expenses to MMT USA, (ii) an increase for advertising and publicity expenses, being capital in nature and (iii) an increase for expenses on account of ESOPs exercised during the year being capital in nature. In April 2016, we filed our objections with the CIT(A) and requested for a stay of demand. The stay of demand was granted to MMT India. The appeal against the assessment order in connection with these disallowances was decided in favor of MMT India on December 19, 2017. The tax authorities have appealed the order of the CIT(A) before ITAT. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The next hearing has been scheduled on July 23, 2025.

Assessment Year 2013-14

In December 2016, MMT India received an assessment order from the tax authorities for the assessment year 2013-14, and a demand for additional tax payments of approximately Rs. 912 million, ($10.7 million), advising MMT India of an upward revision of its declared income in India for that assessment year as a result of (i) an increase due to insufficient payments on withholding taxes on reimbursement of expenses to MMT USA, (ii) an increase for advertising and publicity expenses being capital in nature and (iii) an increase for expenses on account of ESOPs exercised during the year being capital in nature. In January 2017, MMT India filed its objections with the CIT(A) and requested for a stay of demand. The stay of demand was granted to MMT India. The appeal against the assessment order in connection with these disallowances was decided in favor of MMT India on December 19, 2017. We understand that the tax authorities have appealed the order of CIT(A) before ITAT. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The next hearing has been scheduled on July 23, 2025.

In March 2021, MMT India received an assessment order from the tax authorities for the assessment year 2013-14 confirming the demand of Rs. 8.5 million ($0.1 million) (including interest) as a result of non-deduction and/or short-deduction of tax deducted at source on advertisement charges, common area maintenance charges and annual maintenance charges. In December 2021, MMT India filed an appeal before the CIT(A) against such order. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The date of the next hearing has not been scheduled.

In March 2022, MMT India received an assessment order from the tax authorities advising MMT India of an upward revision of its declared income in India due to non-deposit of service tax collected from customers, with the Government of India and raised a tax demand of Rs. 1,796 million, ($21.0 million). In June 2022, the demand for the additional payment was withdrawn as the additions made by the tax authorities were set-off against our carried forward losses. In April 2022, MMT India filed objections with the CIT(A). We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The date of the next hearing has not been scheduled.

In June 2022, redBus India received a notice for initiating re-assessment proceedings based on the allegation that the service tax amounting to Rs. 21.87 million ($0.3 million) was not deposited with the Government of India. In January 2023, redBus India challenged these proceedings by filing a writ petition before the Delhi High Court on the basis that the validity of the notice was issued outside the jurisdiction of the tax authorities. In September 2024, redBus India filed an objection with tax authorities on the basis that the tax return filed by redBus India was accepted by the tax authorities without making any additions. Consequently, the Delhi High Court, issued an order dated January 7, 2025 to dismiss the writ petition.

Assessment Year 2014-15

In December 2017, MMT India received an assessment order from the tax authorities for the assessment year 2014-15, and a demand for tax payments of approximately Rs. 345 million ($4.0 million), advising MMT India of an upward revision of its declared income in India for that assessment year as a result of (i) insufficient payments on withholding taxes on reimbursement of expenses to MMT USA, (ii) advertising and publicity expenses being capital in nature and (iii) an increase in expenses on account of ESOPs exercised during the year being capital in nature. In January 2018, MMT India filed its objections with the CIT(A) and requested for a stay of demand. The stay of demand was granted to MMT India. The appeal against the assessment order in connection with these disallowances was decided in favor of MMT India on January 31, 2019. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The department has filed an appeal before ITAT. The next hearing before the ITAT has been scheduled on July 23, 2025.

In March 2021, MMT India received an assessment order from the tax authorities for the assessment year 2014-15 confirming the demand of Rs. 26 million ($0.3 million) (including interest) as a result of non-deduction and/or short-deduction of tax deducted at source on advertisement charges, common area maintenance charges and annual maintenance charges. In April 2021, MMT India filed an appeal before the CIT(A) against such order. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The date of the next hearing has not been scheduled.

In March 2022, MMT India received an assessment order from the tax authorities advising MMT India of an upward revision of its declared income in India due to non-deposit of service tax collected from customers, with the Government of India and raised a tax demand of Rs. 664.3 million ($7.8 million). In June 2022, the demand for the additional payment was withdrawn as the additions made by the tax authorities were set-off against our carried forward losses. In April 2022, MMT India filed objections with the CIT(A). We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The date of the next hearing has not been scheduled.

In May 2023, redBus India received an assessment order from the tax authorities advising redBus India of an upward revision of its declared income in India due to non-deposit of service tax collected amounting to Rs. 21.8 million ($0.3 million) from customers, with the Government of India. In October 2022, redBus India challenged the order before the Delhi High Court on the validity of the notice issued outside the jurisdiction of the tax authorities. The Delhi High Court, issued an order dated February 11, 2025 to dismiss the proceedings.

Assessment Year 2015-16

In December 2018, MMT India received an assessment order from the tax authorities for the assessment year 2015-16, and a demand for additional tax payments of approximately Rs. 1,214 million ($14.2 million), advising MMT India of an upward revision of its declared income in India for that assessment year as a result of, (i) insufficient payments on withholding taxes on reimbursement of expenses to MMT USA, (ii) advertising and publicity expenses being, capital in nature, and (iii) an increase in expenses on account of ESOPs exercised during the year being capital in nature. In January 2019, MMT India filed its objections with the CIT(A) and requested for stay of demand. The stay of demand was granted to MMT India. The appeal against the assessment order in connection with these disallowances was decided in favor of MMT India on June 24, 2019. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The department has filed an appeal before ITAT. The next hearing has been scheduled on July 23, 2025.

In December 2018, redBus India received an assessment order from the tax authorities for the assessment year 2015-16 advising upward revision of approximately Rs. 1,224 million ($14.3 million) as a result of disallowance of depreciation on goodwill arising on account of its merger with Pilani. However, the tax authorities did not raise additional tax demand due to the availability of sufficient carry forward losses. On January 23, 2019, redBus India filed its objections to the assessment order before CIT(A). In January 2021, redBus India filed detailed submissions and CIT(A) has yet to pass the final order. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

In July 2022, redBus India received a notice for initiating re-assessment proceedings on the allegation that the service tax amounting to Rs. 21.8 million ($0.3 million) was not deposited with the Government of India. In December 2022, redBus India challenged the demand order before Delhi High Court. The Delhi High Court issued an order dated December 13, 2024 to dismiss the proceedings initiated by the tax authorities.

In May 2023, MMT India received an assessment order from the tax authorities advising MMT India of an upward revision of its declared income in India due to non-deposit of service tax collected amounting to Rs. 39.3 million ($0.5 million) from customers, with the Government of India. The tax authorities have erroneously raised a tax demand of Rs. 59.1 million ($0.7 million). In February 2023, MMT India challenged the demand order before Delhi High Court. The Delhi High Court issued an order dated March 24, 2025 to dismiss the proceedings initiated by the tax authorities.

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

In December 2019, redBus India received an assessment order from the tax authorities for the assessment year 2016-17 advising upward revision of approximately Rs. 918 million ($10.7 million) as a result of disallowance of depreciation on goodwill arising on merger with Pilani. However, the tax authorities did not raise additional tax demands due to the availability of sufficient carry forward losses. In January 2020, redBus India filed its objections to the assessment order with the CIT(A). In January 2021, redBus India filed detailed submissions; however the CIT(A) has yet to pass the final order. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

In May 2023, redBus India received an assessment order from the tax authorities for the assessment year 2016-17, advising redBus India of an upward revision of its declared income in India due to non-deposit of service tax collected amounting to Rs. 21.9 million ($0.3 million) from customers, with the Government of India. The tax authorities have erroneously raised tax demand of Rs. 2 million ($0.02 million). In December 2022, redBus India challenged the order before the Delhi High Court on the validity of the notice issued outside the jurisdiction of the tax authorities. The Delhi High Court issued an order dated July 12, 2024 to dismiss the proceedings initiated by the tax authorities.

Assessment Year 2017-18

In December 2019, MMT India received an assessment order from the tax authorities for the assessment year 2017-18, advising MMT India of an upward revision of its declared income in India for that assessment year as a result of, (i) advertising and publicity expenses being capital in nature, and (ii) an increase in expenses on account of ESOPs exercised during the year being capital in nature. In January 2020, MMT India filed its objections with the CIT(A). We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The date of the next hearing before the CIT(A) has not been scheduled.

In December 2019, redBus India received an assessment order from the tax authorities for the assessment year 2017-18, and a demand for additional tax payments of approximately Rs. 3 million ($0.04 million), advising upward revision of approximately Rs. 688 million ($ 8.0 million) as a result of (i) disallowance of depreciation on goodwill on account of merger with redBus, and (ii) addition on account of cash deposited during the demonetization period. On January 27, 2020, redBus India filed its objections to the assessment order with the CIT(A). In January 2021, redBus India filed detailed submissions and the CIT(A) has yet to pass the final order. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Assessment Year 2018-19

In May 2021, MMT India received an assessment order from the tax authorities for the assessment year 2018-19, advising MMT India of an upward revision of its declared income in India for that assessment year as a result of, (i) advertising and publicity expenses being, capital in nature, (ii) an increase in expenses on account of ESOPs exercised during the year being capital in nature, (iii) an increase in expenses on account of interest on Goods and Service Tax, or GST, and (iv) liabilities no longer required to be written back, among others. On October 21, 2021, MMT India filed its objections to the assessment order with the CIT(A). We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The date of the next hearing has not been scheduled.

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

In February 2025, MMT India received an assessment order from the tax authorities for the assessment year 2018-19 with a demand of Rs. 99 million ($1.2 million) (including interest) on account of non-deduction and/or short-deduction of tax deducted at source on advertisement charges and common area maintenance charges. In March 2025, MMT India filed an appeal before the CIT(A) against such order. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The date of the next hearing has not been scheduled.

Assessment Year 2019-20

In February 2025, MMT India received an assessment order from the tax authorities for the assessment year 2019-20 with a demand of Rs. 106.2 million ($1.2 million) (including interest) on account of non-deduction and/or short-deduction of tax deducted at source on advertisement charges and common area maintenance charges. In March 2025, MMT India filed an appeal before the CIT(A) against such order. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The date of the next hearing has not been scheduled.

Assessment Year 2021-22

In February 2024, MMT India received an assessment order from the tax authorities for the assessment year 2021-22, advising MMT India of an upward revision of its declared income in India for that assessment year as a result of (i) an increase proposed by the transfer pricing offer to adjust our intra-group international transaction prices upwards to an arm’s length price; (ii) advertising and publicity expenses being capital in nature, (iii) an increase in expenses on account of interest on GST and (iv) an increase in interest payable to MMT US on outstanding balances. In March, 2024, MMT India filed its objections to the assessment order with the CIT(A). We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The date of the hearing has not been scheduled.

In April 2024, MMT India received a penalty order from the tax authorities raising a demand of Rs. 4.7 million ($0.1 million) for non-furnishing of details during the course of assessment proceedings. As MMT India had furnished all the requested details during the assessment proceedings, MMT India filed an appeal before CIT(A) challenging the order passed by the tax authorities in May 2024. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The date of the next hearing has not been scheduled.

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

Assessment Year 2023-24

In March 2025, redBus India received an assessment order from the tax authorities for the assessment year 2023-24, advising redBus India of an upward revision of its declared income in India for that assessment year as a result of (i) 20% of business support expenses as unjustified expenditure; (ii) 20% of expense from GST unregistered agents as unjustified expenditure; (iii) an increase on account of ESOP exercise expenses contending that the same was not debited to redBus India's profit and loss account; (iv) provision for security deposit & ESOP liability written back; (v) on account of current liabilities as unexplained cash credit and (vi) on account of Ind-AS adjustments. The tax authorities also raised a tax demand of Rs. 356.5 million ($4.2 million) on redBus India. In April 2025, redBus India filed its objections to the assessment order with the CIT(A). We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The date of the next hearing has not been scheduled.

Service Tax and Goods & Service Tax Matters

Demand Order — Fiscal Years 2006 to 2012

In March 2009, the Directorate General of Central Excise Intelligence, or DGCEI, initiated a general industry wide inquiry on compliance with service tax rules and regulations by various travel agencies in India. In October 2011, pursuant to an investigation conducted by the DGCEI, MMT India received a notice from the Indian service tax authorities for fiscal years 2006 to 2010, demanding payment of service tax in respect of certain matters, some of which relate to the travel industry in India and involve a complex interpretation of Indian law. MMT India received similar notices for fiscal years 2011 and 2012, in October 2011 and October 2012, respectively. In March 2011, MMT India filed replies with the Commissioner of Service Tax, or Commissioner for fiscal years 2006 to 2010, and, filed objections in January 2012, and February 2013, for fiscal years 2011 and 2012, respectively. In August 2013, the Commissioner rejected the objections and confirmed the demand on all the above matters with negligible relief. In November 2013, MMT India filed an appeal with the Customs, Excise and Service Tax Appellate Tribunal, or CESTAT. The aggregate value of the claims is approximately Rs. 1,700 million ($19.9 million) with additional interest and penalties, if finally determined to be payable. MMT India have deposited approximately Rs. 22 million ($0.3 million) toward service tax with the relevant authorities. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The date of the hearing has been scheduled on September 9, 2025 by CESTAT.

Demand Order — Fiscal Years 2008 to 2011

In September 2012, MMT India received a notice from the Indian service tax authorities for fiscal years 2008 to 2011, demanding payment of service tax in respect of certain matters, some of which relate to the travel industry in India and involve a complex interpretation of Indian law. In February 2013, MMT India filed a reply with the Commissioner.

In March 2014, MMT India received an order wherein the demand of an aggregate value of approximately Rs.15.3 million ($0.2 million) was confirmed by the Commissioner. MMT India filed an appeal with CESTAT in June 2014. MMT India was not required to deposit any service tax with the relevant authorities in response to this demand. We do not recognize this claim as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The next date of the hearing is scheduled on July 21, 2025.

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

In March 2014, MMT India received an order wherein the demand of approximately Rs.16.1 million ($0.2 million) was confirmed by the Commissioner. MMT India filed an appeal with CESTAT in June 2014. MMT India was not required to deposit any service tax with the relevant authorities in response to this demand. We do not recognize this claim as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The date of the next hearing has been scheduled on July 21, 2025 by CESTAT.

Demand Order — Fiscal Year 2013

In May 2014, MMT India received two notices from the Indian service tax authorities for fiscal year 2013, demanding payment of service tax in respect of certain matters, which relates to the travel industry in India and involves a complex interpretation of Indian law. The aggregate value of claim is Rs. 1,075 million ($12.6 million). MMT India filed replies with the Commissioner in July 2014 and January 2015. In June 2015, MMT India received orders wherein the demand of approximately Rs. 135 million ($1.6 million) was confirmed by the Commissioner. MMT India filed an appeal with CESTAT in September 2015 after making a pre-deposit of approximately Rs. 10.1 million ($0.1 million) with the relevant authorities. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The date of the next hearing has not been scheduled by CESTAT.

Demand Order — Fiscal Year 2014 to 2016

In September 2015, MMT India received a notice from the Indian service tax authorities for fiscal year 2014, demanding payment of service tax in respect of certain matters, some of which relate to the travel industry in India and involve a complex interpretation of Indian law. MMT India received similar notices for fiscal year 2015 and 2016 in April 2016 and April 2018, respectively. The aggregate value of the claims is approximately Rs. 142 million ($1.7 million). MMT India filed replies with the Commissioner for fiscal years 2014, 2015 and 2016 in December 2015, June 2016 and December 2018, respectively. In February 2019, MMT India received a demand order wherein the demand of approximately Rs. 118 million ($1.4 million) was confirmed by the Commissioner. MMT India filed an appeal with CESTAT in May 2019 after making a pre-deposit of approximately Rs. 8.9 million ($0.1 million) with the relevant authorities. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The date of the next hearing has been scheduled on November 25, 2025 by CESTAT.

Demand cum Show Cause Notice — Fiscal Year 2014 to September 2015

In September 2016, MMT India received a notice from the Indian service tax authorities for the period April 2013 to September 2015 demanding payment of service tax in respect of certain matters, which relate to the travel industry in India and involve complex interpretations of Indian law. In November 2016, MMT India filed a reply with the Commissioner. The aggregate value of the claims is approximately Rs. 236 million ($2.8 million). We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The matter has not yet been heard by the Commissioner.

Demand cum Show Cause Notice — November 2013 to June 2017

In October 2016, redBus India received a notice from DGCEI for the period November 2013 to March 2016 demanding payment of service tax in respect of certain matters, which relate to the travel industry in India and involve complex interpretations of Indian law. redBus India filed preliminary replies with DGCEI in February 2017 and final replies in July 2019. The aggregate value of the claims is approximately Rs. 2,444 million ($28.6 million). In June 2019, we received a notice DGCEI for the period from April 2016 to June 2017 demanding payment of service tax in respect of certain matters, which relates to the travel industry in India and involve complex interpretations of Indian law. In July 2020, redBus India filed a reply with the Commissioner. The aggregate value of the claims is approximately Rs. 7,157 million ($83.7 million).

In September 2021, redBus India received a consolidated order from the Commissioner wherein a combined demand of approximately Rs. 5,105 million ($59.7 million) for the period November 2013 to June 2017 was confirmed. redBus India filed an appeal with CESTAT in January 2022 after making a pre-deposit of approximately Rs. 100 million ($1.2 million) against the said order. In June 2024, the appeal filed with CESTAT was decided in favor of redBus India and the amount of pre-deposit of Rs. 100 million ($1.2 million) was refunded back along with the interest. In April 2025, the tax authorities filed an appeal with the Supreme Court of India against the CESTAT order. The Supreme Court of India issued an order dated May 28, 2025 to dismiss the request for admission of appeal and the matter stands concluded in favor of redBus India.

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

Demand cum Show Cause Notice — Fiscal Year 2012 to June 2017

In October 2016, MMT India received a notice from DGCEI for the period from May 2011 to September 2015, demanding payment of service tax in respect of certain matters, which relates to the travel industry in India and involve complex interpretations of Indian law. MMT India filed preliminary replies with the DGCEI in February 2017 and final replies in September 2020. The aggregate value of the claims is approximately Rs. 2,286 million ($26.7 million).

In October 2018, MMT India received a notice from the DGCEI for the period October 2015 to March 2016 demanding payment of service tax in respect of certain matters, which relates to the travel industry in India and involve complex interpretations of Indian law. In September 2020, MMT India filed replies with the Commissioner. The aggregate value of the claims is approximately Rs. 1,480 million ($17.3 million).

In April 2019, MMT India received a notice from the DGCEI for the period April 2016 to June 2017 demanding payment of service tax in respect of certain matters, which relates to the travel industry in India and involve complex interpretations of Indian law. In September 2020, MMT India filed replies with the Commissioner. The aggregate value of the claims is approximately Rs. 6,362 million ($74.4 million).

In August 2021, MMT India received a consolidated demand order from the Commissioner pursuant to which the demand of approximately Rs. 7,981 million ($93.4 million) was confirmed. MMT India filed an appeal with CESTAT in November 2021 after making a pre-deposit of approximately Rs. 100 million ($1.2 million) against the order with the relevant authorities.

In January 2024, the appeal filed with CESTAT was decided in favor of MMT India and the amount of pre-deposit of Rs. 100 million ($1.2 million) was refunded to MMT India along with interest. In September 2024, the tax authorities filed an appeal with the Supreme Court of India against the CESTAT order. The Supreme Court of India issued an order dated March 17, 2025 to dismiss the request for admission of an appeal and the matter stands concluded in favor of MMT India.

Demand Order — Fiscal Year 2010 to 2013

In September 2017, redBus India received a demand order from the Commissioner for the period April 2010 to March 2013, demanding payment of service tax in respect of certain matters, which relates to the travel industry in India and involve complex interpretations of Indian law. In February 2018, redBus India filed objections with the Commissioner (Appeals). The aggregate value of the claims is approximately Rs. 3.1 million ($0.04 million). In November 2022, the Commissioner (Appeals) passed the order confirming the entire demand. In February 2023, redBus India filed an appeal with CESTAT. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The next hearing date has not yet been scheduled by CESTAT.

Show Cause and Demand Notice — October 2015 to June 2017

In September 2018, MMT India received a notice from the Indian service tax authorities for the period October 2015 to June 2017, demanding payment of service tax in respect of certain matters, which relate to the travel industry in India and involve complex interpretations of Indian law. In November 2018, MMT India filed replies with the Commissioner. The aggregate value of the claims is approximately Rs. 296 million ($3.5 million). We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The matter has yet to be heard by the Commissioner.

Demand Order — Fiscal Year 2013 to December 2014

In December 2018, redBus India received a demand order from the Indian service tax authorities for the period April 2013 to December 2014, demanding payment of service tax in respect of certain matters, which relate to the travel industry in India and involve complex interpretations of Indian law. In February 2019, redBus India filed objections with the Commissioner (Appeals), who rejected the objections and confirmed the demand on the matters with negligible relief. In March 2020, we received the demand order for an aggregate value of approximately Rs. 1.5 million ($0.02 million). redBus India filed an appeal with CESTAT in June 2020. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The next hearing date has not been scheduled by CESTAT.

Demand cum Show Cause Notice — Fiscal Year 2014 to June 2017

In June 2020, redBus India received a notice from the Indian service tax authorities for the period April 2014 to June 2017, demanding payment of service tax in respect of certain matters, which relates to the travel industry in India and involve complex interpretations of Indian law. The aggregate value of the claims is approximately Rs. 238.0 million ($2.8 million). redBus India has filed a reply with the Commissioner in July 2021. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The matter has yet to be heard by the Commissioner.

These tax proceedings pertain to our Goibibo business which has been merged with MMT India with effect from February 1, 2023 pursuant to the scheme of arrangement approved by the NCLT. Any tax liability, levy, cess, interest, penalty or refund that may arise as a result of these tax proceedings will be paid for or received by MMT India, as applicable.

Demand cum Show Cause Notice — October 2013 to June 2017

In April 2019, MMT India received a notice from the Indian service tax authorities for the period October 2013 to June 2017, demanding payment of Service Tax in respect of certain matters, which relates to the travel industry in India and involve complex interpretations of Indian law. The aggregate value of the claims is approximately Rs. 72.6 million ($0.8 million). MMT India filed a reply in December 2019. In April 2021, MMT India received a demand order of approximately Rs. 64 million ($0.7 million) from Commissioner. MMT India filed an appeal with CESTAT in July 2021 after making a pre-deposit of approximately Rs. 4.8 million ($0.1 million) with the relevant authorities. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The hearing date has not been scheduled by CESTAT.

Demand cum Show Cause Notice – July 2017 to March 2019

In November 2020, MMT India received a notice from the Goods and Services Tax Authorities, or GST Authorities, (Anti-Evasion Rajasthan) for the period from July 2017 to March 2019, demanding payment of Goods and Service Tax, or GST, in respect of certain matters, which relates to the travel industry in India and involve complex interpretations of Indian law. The aggregate value of the claims is approximately Rs. 316 million ($3.7 million). MMT India filed a reply to the notice in April 2021. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The matter yet to be heard by the Commissioner (Anti-Evasion Rajasthan).

Demand cum Show Cause Notice — July 2017 to March 2020

In February 2020, MMT India received a notice from the GST Authorities (Madhya Pradesh) for the period from July 2017 to March 2020, demanding payment of GST in respect of certain matters. The aggregate value of the claims is approximately Rs.1.12 million ($0.01 million). In August 2021, MMT India received a demand order from the Commissioner wherein the demand of approximately Rs. 1.12 million ($0.01 million) was confirmed. MMT India filed an appeal with the Commissioner (Appeals) in November 2021 after making a pre-deposit of approximately Rs. 0.11 million ($0.001 million) with the relevant authorities. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The hearings have been concluded with the Commissioner (Appeals) in July 2024 and a final order is awaited.

Demand cum Show Cause — Notice Fiscal Year 2019

In December 2021, redBus India received a notice from the GST Authorities (Himachal Pradesh, India) for the period from April 2018 to March 2019, demanding payment of GST in respect of certain matters. The aggregate value of the claims is approximately Rs. 0.57 million ($0.01 million). In December 2021, redBus India filed replies with the Commissioner.

In February 2022, redBus India received an order from the Commissioner wherein the demand of Rs.0.57 million ($0.01 million) was confirmed. redBus India filed an appeal with the Commissioner (Appeals) in April 2022 after making a pre-deposit of Rs 0.06 million ($0.001 million). redBus India does not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The date of hearing has yet to be scheduled by the Commissioner (Appeals).

These tax proceedings pertain to our Goibibo business which has been merged with MMT India with effect from February 1, 2023, pursuant to the scheme of arrangement approved by the NCLT. Any tax liability, levy, cess, interest, penalty or refund that may arise as a result of these tax proceedings will be paid for or received by MMT India, as applicable.

Demand cum Show Cause Notice — July 2017 to March 2022

In May 2023, MMT India received a notice from the GST Authorities (Tamil Nadu, India) for the period from July 2017 to March 2022, demanding payment of GST in respect of certain matters. The aggregate value of the claims is approximately Rs. 22.06 million ($0.3 million). In June 2023, MMT India filed replies with the Commissioner. In July 2023, MMT India received an order from the Commissioner wherein the demand of Rs. 22.06 million ($0.3 million) was confirmed. In October 2023, we filed a writ petition in the High Court against the impugned order. Upon filing, the Tamil Nadu GST Authorities remanded the matter for re-adjudication.

In April 2024, the Commissioner passed a rectified order without following the directions of High Court and confirmed the demand. MMT India has filed an appeal to the Commissioner (Appeals) in December 2024 after making a pre-deposit of approximately Rs. 2.2 million ($0.03 million) with the relevant authorities.

We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The date of the next hearing has not been scheduled by the Commissioner (Appeals).

Demand cum Show Cause — Notice July 2017 to March 2018

In September 2023, MMT India received a notice from the GST Authorities (Delhi) for the period from July 2017 to March 2018, demanding payment of GST in respect of certain matters. The aggregate value of the claims is approximately Rs.5.2 million ($0.1 million). In December 2023, MMT India received a demand order from the Commissioner wherein the demand of approximately Rs. 5.2 million ($0.1 million) was confirmed. MMT India filed an appeal to the Commissioner (Appeals) in February 2024 after making a pre-deposit of approximately Rs. 0.5 million ($0.01 million) with the relevant authorities. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The date of the next hearing has not been scheduled by the Commissioner (Appeals).

Demand cum Show Cause Notice — April 2018 to March 2019

In December 2023, MMT India received a notice from the GST Authorities (Telangana, India) for the period from April 2018 to March 2019, demanding payment of GST in respect of certain matters. The aggregate value of the claims is approximately Rs.0.57 million ($0.01 million). In March 2024, MMT India received an order from the Commissioner wherein the demand of Rs. 0.57 ($0.01 million) was confirmed.

MMT India filed an appeal to the Commissioner (Appeals) in June 2024 after making a pre-deposit of approximately Rs. 0.057 million ($0.001 million) with the relevant authorities. The next hearing date has not yet been scheduled. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Demand cum Show Cause Notice — April 2019 to March 2020

In May 2024, MMT India received a notice from the GST Authorities (Karnataka, India) for the period from April 2019 to March 2020, demanding payment of GST in respect of certain matters. The aggregate value of the claims is approximately Rs. 136.4 million ($1.6 million). In August 2024, MMT India received an order from the Commissioner wherein the demand of approximately Rs. 106.5 million ($1.2 million) was confirmed.

MMT India filed an appeal to the Commissioner (Appeals) in November 2024 after making a pre-deposit of approximately Rs. 10.65 million ($0.12 million) with the relevant authorities. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The date of the next hearing has not been scheduled.

Demand cum Show Cause Notice — April 2020 to March 2021

In November 2024, MMT India received a notice from the GST Authorities (Karnataka, India) for the period from April 2020 to March 2021, demanding payment of GST in respect of certain matters. The aggregate value of the claims is approximately Rs. 48.4 million ($0.57 million). In February 2025, MMT India received an order from the Commissioner wherein the demand of approximately Rs. 47.0 million ($0.6 million) was confirmed. MMT India is in the process of filing an appeal with the relevant authorities. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Demand cum Show Cause Notices — Multiple years

During the financial year 2024–25, MMT India received multiple notices from GST authorities across different states pertaining to the financial years 2018-19, 2019-20, and 2020-21, demanding payment of GST in respect of certain matters. The aggregate value of the claims is approximately Rs. 0.9 million ( $0.01 million).

MMT India filed appeals before the Commissioner (Appeals) with respect to two cases after making a pre-deposit of approximately Rs. 0.03 million ($0.0004 million). For the remaining two matters, MMT India is in the process of filing an appeal with the relevant authorities.

We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Demand cum Show Cause Notice — Fiscal Year 2018

In December 2023, redBus India received a notice from the GST Authorities for a period from July 2017 to March 2018, demanding payment of GST in respect of certain matters. The aggregate value of the claims is approximately Rs. 959.5 million ($11.2 million). In December 2023, redBus India received a demand order from the Commissioner wherein the demand of approximately Rs. 14.1 million ($0.2 million) was confirmed. redBus India filed an appeal with the Commissioner (Appeals) in March 2024 after making a pre-deposit of approximately Rs. 1.4 million ($0.02 million) with the relevant authorities. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The date of the hearing has not yet been scheduled by the Commissioner (Appeals).

Demand cum Show Cause Notice — Fiscal Year 2019

In December 2023, redBus India received a notice from the GST Authorities for the period from April 2018 to March 2019, demanding payment of GST in respect of certain matters. The aggregate value of the claims is approximately Rs. 1,108.8 million ($13.3 million). In March 2024, we received a demand order from the Commissioner wherein the demand of approximately Rs. 39.3 million ($0.5 million) was confirmed. In June 2024, redBus India filed an appeal with the Commissioner (Appeals) after making a pre-deposit of approximately Rs. 3.9 million ($0.05 million) with the relevant authorities. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Demand cum Show Cause Notice — Fiscal Year 2019

In December 2023, redBus India received a notice from the GST Authorities (Assam) for the period from April 2018 to March 2019, demanding payment of GST in respect of certain matters. The aggregate value of the claims is approximately Rs. 0.09 million (0.001 million). In April 2024, redBus India received a demand order from the Assistant Commissioner wherein the demand of approximately Rs 0.09 million ($0.001 million) was confirmed. In July 2024, redBus India filed an appeal with the Joint Commissioner (Appeals) after making a pre-deposit of approximately Rs. 0.009 million ($0.0001 million) with the relevant authorities. In April 2025, the appeal filed was decided in favor of redBus India.

These tax proceedings pertain to our Goibibo business which has been merged with MMT India with effect from February 1, 2023 pursuant to the scheme of arrangement approved by the NCLT. Any tax liability, levy, cess, interest, penalty or refund that may arise as a result of these tax proceedings will be paid for or received by MMT India, as applicable.

Demand cum Show Cause Notice — Fiscal Year 2019

In November 2021, redBus India received a notice from the GST Authorities (Telangana) for the period from April 2018 to March 2019, demanding payment of GST in respect of certain matters. The aggregate value of the claims is approximately Rs. 0.8 million ($0.01 million). In April 2024, redBus India received a demand order from the GST officer wherein the demand of approximately Rs. 0.04 million ($0.0005 million) was confirmed. In March 2025, redBus India made the payment of tax under amnesty scheme (Scheme for waiver of penalty and interest). We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

These tax proceedings pertain to our Goibibo business which has been merged with MMT India pursuant to the scheme of arrangement approved by the NCLT. Any tax liability, levy, cess, interest, penalty or refund that may arise as a result of these tax proceedings will be paid for or received by MMT India, as applicable.

Demand cum Show Cause Notice Fiscal Year 2020

In May 2024, redBus India received a notice from the GST Authorities (Tamilnadu) for the period from April 2019 to March 2020, demanding payment of GST in respect of certain matters. The aggregate value of the claims is approximately Rs. 2.3 million ($0.03 million). In August 2024, redBus India received a demand order from the GST officer. redBus India filed an appeal with the commissioner (Appeals) in November 2024 after making a pre-deposit of approximately Rs. 0.2 million ($0.002 million) with the relevant authorities. We do not consider these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

These tax proceedings pertain to our Goibibo business which has been merged with MMT India pursuant to the scheme of arrangement approved by the NCLT. Any tax liability, levy, cess, interest, penalty or refund that may arise as a result of these tax proceedings will be paid for or received by MMT India, as applicable.

Demand cum Show Cause Notice — Multiple Years

During the financial year 2024–25, redBus India received three orders from GST authorities (Tamil Nadu, India) pertaining to the financial years 2018-19 and 2020-21, demanding payment of GST in respect of certain matters. The aggregate value of the claims is approximately Rs. 0.33 million ($0.004 million).

redBus India has filed appeals before the Commissioner (Appeals) in all three cases after making a pre-deposit of approximately Rs. 0.03 million ($0.0004 million).

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

In response to the writ petition, the High Court of Delhi has issued an interim order that no adverse action against redBus India shall be taken pending the adjudication of the suit. The next date of hearing in relation to this matter is scheduled for July 9, 2025.

Investigation under the Competition Act, 2002 against MMT India and redBus India

In April 2019, the Federation of Hotel & Restaurant Associations of India, or FHRAI, filed an information against MMT India, redBus India and OYO, under sections 3 and 4 read with section 19 of the Competition Act before the CCI, alleging that MMT India and redBus India abused their dominant position in violation of section 4 of the Competition Act, and that MMT India had an anti-competitive agreement with OYO in violation of section 3(4) of the Competition Act. In October 2019, following a preliminary hearing, the CCI passed a prima facie order under section 26(1) of the Competition Act, directing its investigative arm, the Director General, or DG, to conduct an investigation into the conduct of MMT India, redBus India and OYO in relation to sections 3 and 4 of the Competition Act. Thereafter, Casa2Stays Private Limited, or FabHotels filed an application to be impleaded as a party in the aforesaid case, which the CCI allowed. Subsequently, Ruptub Solutions Private Limited, or Treebo filed a separate information before the CCI, raising similar allegations as FHRAI. The CCI decided to combine the cases and directed the DG to investigate them jointly.

On October 19, 2022, the CCI passed a final order against MMT India and redBus India (and OYO), holding that MMT India and redBus India (and OYO) had violated the Competition Act. The CCI imposed an aggregate penalty of Rs. 2,234.8 million ($26.1 million) on MMT India and redBus India, as well as certain behavioral sanctions in respect of their agreements with hotels, the platforms’ listing terms and conditions, and disclosures in relation to properties which were not available on their platforms. On November 23, 2022, MMT India and redBus India filed an appeal before the National Company Law Appeal Tribunal, or NCLAT, against the order issued by the CCI. A deposit of Rs. 223.5 million ($2.6 million), being 10% of the aggregate penalty imposed on MMT India and redBus India by the CCI, was made with the NCLAT pursuant to the orders of the NCLAT and the High Court of Delhi. As a result, enforcement of the penalty amount has been stayed pending the outcome of the appeal. In addition, MMT India and redBus India have complied with the behavioral directions issued by the CCI pending the outcome of the appeal. The final hearing in respect of the appeal is scheduled on July 25, 2025.

Petition filed against Booking.com and Google LLC & Google India

In April 2022, MMT India filed a petition before the High Court of Delhi and initiated a trademark infringement action against Booking.com BV and Booking.com India Support and Marketing Services Private Limited, or Booking.com for use of ‘Makemytrip’ and ‘Make My Trip’ keywords on the Google Ads program. MMT India sought interim protection against the defendants’ use of its brand keywords. The High Court of Delhi heard the interim injunction application and granted an ad-interim injunction restraining Booking.com, Google India Private Limited and Google LLC from using the ‘Makemytrip’ and ‘Make My Trip’ brand keywords on the Google Ads program.

In May 2022, Google challenged the ad-interim injunction order before the Division Bench, High Court of Delhi. Google’s appeal was allowed by the Division Bench on December 14, 2023. MMT India subsequently filed a Special Leave Petition before the Supreme Court of India against this order, which was dismissed on March 7, 2024. The petition will proceed, without any interim protection, before the High Court of Delhi.

B. Significant Changes

None.

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

We currently have two classes of shares outstanding, being ordinary shares and Class B Shares. Generally, Class B Shares have the same rights and preferences as the ordinary shares except as specifically set forth in the Terms of Issue. As of March 31, 2025, our stated capital was $2,041,204,288.07 comprising 71,594,512 ordinary shares and 39,667,911 Class B Shares with a par value of $0.0005 each.

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

Under the Terms of Issue of our Class B Shares, we are required to provide a written notice to Trip.com promptly following the end of each month in which voting securities have been issued pursuant to the relevant employee benefit plan, specifying the number of voting securities issued pursuant to such employee benefit plan during such month and the applicable market price in connection with each issuance during such month. In connection with any issuance of ordinary shares issued pursuant to an employee benefit plan, we have agreed with Trip.com that if the purchase by Trip.com of new Class B Shares in accordance with the Terms of Issue of our Class B Shares would in the good faith judgment of Trip.com be inconsistent with any applicable law, Trip.com shall be automatically entitled to defer its right to purchase such Class B Shares at a later date on which the purchase by Trip.com of the new Class B Shares would in the good faith judgment of Trip.com not be inconsistent with any applicable law. As of March 31, 2025, Trip.com has deferred its pre-emptive rights to subscribe for and purchase 7,435,534 additional Class B Shares, representing 6.68% of the total number of our ordinary shares and Class B Shares, as a result of the issuance of ordinary shares pursuant to the exercise or settlement of equity awards under our Share Incentive Plan between August 19, 2020 to March 31, 2025.

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

Shareholder Meetings

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

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

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

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
•
on the closing of the Naspers-Trip.com Transaction, Trip.com is entitled to nominate five directors (one of whom shall be a resident of Mauritius, one of whom shall have a casting vote to our board of directors, subject to applicable law and the Nasdaq Rules);
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
•
The maximum number of Class B Shares that may be issued pursuant to the exercise of Trip.com’s pre-emptive rights as of March 31, 2025 is 13,083,099 assuming (i) no adjustment to the conversion rate for any the 2028 Notes converted in connection with a make-whole fundamental change or any conversion rate adjustments (in each case, as described in the indenture relating to the 2028 Notes) (ii) all the 2028 Notes are converted simultaneously immediately prior to maturity and (iii) there are no changes to our share capital after March 31, 2025 until such pre-emptive rights are exercised, other than issuance of our ordinary shares upon conversion of the entire aggregate principal amount of the 2028 Notes. Such maximum number of Class B Shares includes Class B Shares issuable to Trip.com in connection with the exercise of its pre-emptive rights to subscribe for and purchase new Class B Shares (which Trip.com has deferred to a later date on which the purchase by Trip.com of the new Class B Shares would in the good faith judgment of Trip.com not be inconsistent with any applicable law) as a result of the issuance of ordinary shares pursuant to the assumed full conversion of the 2028 Notes as well as the exercise or settlement of equity awards under our Share Incentive Plan between August 19, 2020 to March 31, 2025.

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
E.
Taxation

Mauritius Tax Consequences

Our holding company holds a valid Global Business License issued by the Financial Services Commission in Mauritius. Our holding company holds a specific Tax Residence Certificate issued under the Convention between Government of Mauritius and the Government of Republic of India for the avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on income and Capital Gains and for the Encouragement Mutual Trade and Investment, valid until May 4, 2026, and a general Tax Residence Certificate for all jurisdictions, valid until May 8, 2026, from the Mauritius Revenue Authority, as per the guidelines prescribed by the Mauritius Revenue Authority. These certificates are required for the avoidance of double taxation under the Agreements for the Avoidance of Double Taxation signed between Mauritius and other jurisdictions, including India. These tax residence certificates are renewed annually.

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

The Mauritius Financial Services Commission has clarified through a circular dated January 17, 2022, that core income generating activities requirements will only apply to those holders or applicants for a global business license wishing to benefit from the preferential tax regime. GBCs not claiming partial exemption are not required to meet the core income generating requirements. Accordingly, our holding company will need to meet these requirements in order to benefit from of the preferential tax regime.

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

Our exposure to foreign currency risk primarily arises in respect of our non-Indian Rupee-denominated trade and other receivables and trade and other payables, which were $44.4 million and $202.4 million, respectively, as of March 31, 2025.

Based on our operations in fiscal year 2025, a 10.0% appreciation of the US dollar against the Indian Rupee as of March 31, 2025, assuming all other variables remained constant, would have decreased our profit for fiscal year 2024 by $19.7 million. Similarly, a 10.0% depreciation of the US dollar against the Indian Rupee as of March 31, 2025, assuming all other variables remained constant, would have increased our profit for fiscal year 2025 by $19.7 million. A 10.0% appreciation of the Emirati Dirham against the Indian Rupee as of March 31, 2025, assuming all other variables remained constant, would have increased our profit for fiscal year 2025 by $3.9 million. Similarly, a 10.0% depreciation of the Emirati Dirham against the Indian Rupee as of March 31, 2025, assuming all other variables remained constant, would have decreased our profit for fiscal year 2025 by $3.9 million.

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

As required by SEC Rule 13a-15(b), we have carried out an evaluation, under the supervision and with the participation of our management, including our group chief executive officer and our group chief financial officer, of the effectiveness of the design and operation of disclosure controls and procedures as of the end of the period covered by this Annual Report. Based on their evaluation as of March 31, 2025, our group chief executive officer and group chief financial officer have concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that material information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the group chief executive officer and group chief financial officer, as appropriate to allow timely decisions about required disclosures.

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

Our management, including our group chief executive officer and our group chief financial officer, conducted an assessment of the effectiveness of internal control over financial reporting as of March 31, 2025 based on the framework established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations (COSO). Based on its evaluation, our management has concluded that our internal control over financial reporting was effective as of March 31, 2025.

Our independent registered public accounting firm, KPMG Assurance and Consulting Services LLP, has audited the consolidated financial statements included in this Annual Report on Form 20-F, and as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of March 31, 2025.

C. Attestation Report of the Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors

MakeMyTrip Limited:

Opinion on Internal Control Over Financial Reporting

We have audited MakeMyTrip Limited and subsidiaries’ (the “Company”) internal control over financial reporting as of March 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statement of financial position of the Company as of March 31, 2025 and 2024, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2025, and the related notes (collectively referred to as the consolidated financial statements), and our report dated June 16, 2025 expressed an unqualified opinion on those consolidated financial statements.

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

June 16, 2025

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

KPMG Assurance and Consulting Services LLP has served as our independent registered public accountant for each of the years ended March 31, 2023, March 31, 2024 and March 31, 2025 for which audited statements appear in this Annual Report.

The following table shows the aggregate fees for services rendered by KPMG Assurance and Consulting Services LLP and their associated entities to us, including our subsidiaries, in fiscal years 2024 and 2025.

	Fiscal Year
	2024	2025
Audit Fees(1)	$689,966	$681,371
Audit-Related Fees(2)	—	—
Tax Fees(3)	181,580	190,768
All Other Fees(4)	—	—
Total	$871,546	$872,139

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table provides information about purchases by us during fiscal year 2025 of our outstanding ordinary shares:

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share(1)		(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(2)
Up to March 31, 2024	972,730		$14.48	972,730	$135,959,658
April 1, 2024 to April 30, 2024	Nil	$	Nil	Nil	$135,959,658
May 1, 2024 to May 31, 2024	Nil	$	Nil	Nil	$135,959,658
June 1, 2024 to June 30, 2024	Nil	$	Nil	Nil	$135,959,658
July 1, 2024 to July 31, 2024	Nil	$	Nil	Nil	$135,959,658
August 1, 2024 to August 31, 2024	2,300		$78.83	2,300	$135,778,343
September 1, 2024 to September 30, 2024	Nil	$	Nil	Nil	$135,778,343
October 1, 2024 to October 31, 2024	Nil	$	Nil	Nil	$135,778,343
November 1, 2024 to November 30, 2024	Nil	$	Nil	Nil	$135,778,343
December 1, 2024 to December 31, 2024	Nil	$	Nil	Nil	$135,778,343
January 1, 2025 to January 31, 2025	33,712		$98.80	33,712	$132,447,724
February 1, 2025 to February 28, 2025	100,000		$95.96	100,000	$122,851,634
March 1, 2025 to March 31, 2025	100,000		$86.10	100,000	$114,241,259
Total	1,208,742			1,208,742

Notes:

(1)
The average price paid per share excludes broker and transaction fees.
(2)
Our share repurchase plan, pursuant to which we can repurchase our ordinary shares at any price determined by our board of directors from time to time, remains effective until March 31, 2026. Furthermore, our board of directors has authorized us to repurchase our 2028 Notes from time to time through open market purchases, privately negotiated transactions with individual holders or otherwise, in accordance with applicable securities laws (including Rule 14e-5 of the U.S. Securities Exchange Act of 1934). The aggregate amount of ordinary shares and aggregate amount of the 2028 Notes that may be repurchased by the Company pursuant to this existing program shall not exceed $136.0 million and the aggregate amount of ordinary shares that may be repurchased by the Company shall not exceed $60.0 million during each fiscal year. The price and timing of any such repurchases will depend on prevailing market conditions, liquidity requirements, contractual restrictions and other factors as determined by our board of directors from time to time. There can be no assurance that we will execute any such repurchase pursuant to this existing program. Pursuant to the share repurchase plan, we repurchased 236,012 ordinary shares for an aggregate amount of $21.7 million during fiscal 2025. There were no repurchases of the 2028 Notes during fiscal 2025. As at March 31, 2025, we had remaining authority to repurchase an aggregate of up to $114.2 million of our outstanding ordinary shares and the 2028 Notes.

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

Our management team is responsible for assessing and managing our material risks from cybersecurity threats, while our cybersecurity team is responsible for aligning our cybersecurity risk management program with our overall security strategy, monitoring potential cybersecurity risks and developing and implementing comprehensive risk prevention, detection, mitigation and remediation measures. Our cybersecurity team is led by our chief information security officer and overseen by our group chief technology officer. Our chief information security officer has over 21 years of experience in various technology roles. Our group chief technology officer holds a Master of Science in Computer Science from the University of Louisiana, specializing in secure software development and security by design, and has over 31 years of experience in technology and cybersecurity, having served in leadership positions at a number of large multinational companies. Our group chief technology officer and chief information security officer each have extensive experience in risk assessment, secure software development and incident management. Other members of our cybersecurity team have diverse expertise in areas such as threat intelligence, incident response and secure software development.

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

ITEM 18. FINANCIAL STATEMENTS

The following are attached to this Annual Report starting on page F-1:

•
Report of Independent Registered Public Accounting Firm.
•
Consolidated Statement of Financial Position as of March 31, 2024 and 2025.
•
Consolidated Statement of Profit or Loss and Other Comprehensive Income for the years ended March 31, 2023, 2024 and 2025.
•
Consolidated Statement of Changes in Equity for the years ended March 31, 2023, 2024 and 2025.
•
Consolidated Statement of Cash Flows for the years ended March 31, 2023, 2024 and 2025.
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

4.18

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

4.21*+	Lease Deed dated September 15, 2024 by and between DLF Cyber City Developers Limited and MMT India.

4.22*	Addendum dated September 15, 2024 to the Lease Deed dated September 15, 2024 by and between DLF Cyber City Developers Limited and MMT India.

4.23#+

Subscriber Agreement dated September 15, 2023 by and between MMT India and InterGlobe Technologies Quotient Private Limited. (Incorporated by reference to Exhibit 4.21 to Form 20-F (File No. 001-34837) as filed with the Securities and Exchange Commission on July 2, 2024).

4.24*#	Subscriber Agreement dated March 25, 2025 by and between MMT India and Amadeus Distribution India Enterprise Private Limited.

8.1*	List of significant subsidiaries of MakeMyTrip Limited.

11.1	Insider Trading Compliance Policy and Procedures (Incorporated by reference to Exhibit 11.1 to Form 20-F (File No. 001-34837) as filed with the Securities and Exchange Commission on July 2, 2024).

12.1*	Certification by the Chief Executive Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification by the Chief Financial Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Independent Registered Public Accounting Firm.

97.1

Policy for Recovery of Erroneously Awarded Compensation (Incorporated by reference to Exhibit 97.1 to Form 20-F (File No. 001-34837) as filed with the Securities and Exchange Commission on July 2, 2024).

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

Date: June 16, 2025

MAKEMYTRIP LIMITED

By:	/s/ Rajesh Magow
Name:	Rajesh Magow
Title:	Group Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors

MakeMyTrip Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of MakeMyTrip Limited and subsidiaries (the “Company”) as of March 31, 2025 and 2024, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the years in the three‑year period ended March 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three‑year period ended March 31, 2025, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of March 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated June 16, 2025 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Evaluation of the sufficiency of audit evidence over revenue recognition

As discussed in Notes 3(j) and 10 of the Company’s financial statements, the Company provides travel products and services and its main revenue streams are air ticketing, hotel and packages, and bus ticketing. The revenue from rendering these services is recognized in the profit or loss upon transfer of control of promised services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those services. Revenue consists of a significant volume of low-value transactions processed through multiple custom information technology (IT) systems.

We identified the evaluation of the sufficiency of audit evidence over revenue recognition related to air ticketing, hotels and packages, and bus ticketing as a critical audit matter. This matter required subjective auditor judgment because the Company’s revenue recognition process is highly automated using custom IT systems and involves the interface of significant volumes of data across multiple IT systems. Auditor judgment was required in determining the nature and extent of audit evidence obtained over the IT systems that process revenue transactions. Involvement of professionals with specialized skills and knowledge was required to assist with the determination of IT applications subject to testing and the performance and evaluation of related procedures.

The following are the primary audit procedures we performed to address this critical audit matter. We applied auditor judgement to determine the nature and extent of procedures to be performed over each of these main revenue streams. We evaluated the design and tested the operating effectiveness of relevant internal controls related to the revenue recognition process. We involved IT professionals with specialized skills and knowledge, who assisted in testing controls related to the Company’s general information technology and application controls related to systems utilized within the revenue recognition process. For a sample of revenue transactions, we evaluated the amounts recognized for consistency with underlying documentation, including contracts with customers. We evaluated the sufficiency of audit evidence obtained by assessing the results of procedures performed, including the nature and extent of such evidence.

Recoverability of deferred tax assets

As discussed in Note 20 to the consolidated financial statements, the Company has recognized deferred tax assets of USD 106,431 thousands as at March 31, 2025. Further, as discussed in Note 3(n) to the consolidated financial statements, the Company recognizes deferred tax assets for unused tax losses and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized.

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

/s/ KPMG Assurance and Consulting Services LLP

Bengaluru, Karnataka, India

June 16, 2025

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Amounts in USD thousands)

		As at March 31
	Note	2024	2025
Assets
Property, plant and equipment	18	25,895	26,457
Intangible assets and goodwill	19	613,386	597,791
Trade and other receivables	21	7,696	8,879
Investment in equity-accounted investees	8	2,022	1,914
Other investments	9	1,361	972
Term deposits	23	966	2,130
Non-current tax assets, net		22,071	18,044
Deferred tax assets, net	20	129,317	106,431
Other non-current assets	25	85	402
Total non-current assets		802,799	763,020
Inventories		218	363
Contract assets	10	253	507
Current tax assets, net		4,947	9,140
Trade and other receivables	21	91,950	141,143
Term deposits	23	279,722	252,286
Other current assets	24	153,123	152,931
Cash and cash equivalents	22	327,065	508,898
Total current assets		857,278	1,065,268
Total assets		1,660,077	1,828,288
Equity
Share capital	26	55	56
Share premium	26	2,161,217	2,203,445
Other components of equity	26	(29,899)	(71,003)
Accumulated deficit		(1,020,518)	(929,868)
Total equity attributable to owners of the Company		1,110,855	1,202,630
Non-controlling interests		5,563	5,347
Total equity		1,116,418	1,207,977
Liabilities
Loans and borrowings	28	216,818	13,895
Employee benefits	32	11,662	14,705
Contract liabilities	10	408	175
Deferred tax liabilities, net	20	4,754	2,526
Other non-current liabilities	30	12,443	12,396
Total non-current liabilities		246,085	43,697
Bank overdraft	22	—	536
Loans and borrowings	28	4,806	222,142
Trade and other payables	31	118,548	146,999
Contract liabilities	10	92,958	120,098
Other current liabilities	29	81,262	86,839
Total current liabilities		297,574	576,614
Total liabilities		543,659	620,311
Total equity and liabilities		1,660,077	1,828,288

See accompanying notes to consolidated financial statements

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(Amounts in USD thousands, except per share data)

		For the year ended March 31
	Note	2023	2024	2025
Revenue
Air ticketing		147,793	201,246	241,529
Hotels and packages		337,686	435,542	520,411
Bus ticketing		74,873	92,693	119,361
Other revenue	11	32,684	53,043	97,035
Total revenue		593,036	782,524	978,336
Other income	12	2,798	770	317
Service cost
Procurement cost of hotels and packages services		168,387	210,357	246,550
Other cost of providing services		9,180	4,732	27,798
Personnel expenses	13	131,968	147,587	160,065
Marketing and sales promotion expenses		101,601	123,304	165,324
Other operating expenses	14	133,698	204,833	231,905
Depreciation, amortization and impairment	15	27,396	27,267	27,122
Results from operating activities		23,604	65,214	119,889
Finance income	16	10,974	24,365	28,256
Finance costs	16	46,732	(3,307)	32,191
Net finance income (costs)		(35,758)	27,672	(3,935)
Share of profit (loss) of equity-accounted investees	8	10	52	(64)
Profit (loss) before tax		(12,144)	92,938	115,890
Income tax benefit (expense)	17	976	123,805	(20,616)
Profit (loss) for the year		(11,168)	216,743	95,274
Other comprehensive income (loss), net of tax
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit liability		468	(964)	(642)
Equity instruments at fair value through other comprehensive income (FVOCI) - net change in fair value		—	—	(452)
		468	(964)	(1,094)
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences on foreign operations		(48,879)	(9,862)	(20,898)
		(48,879)	(9,862)	(20,898)
Other comprehensive loss for the year, net of tax		(48,411)	(10,826)	(21,992)
Total comprehensive income (loss) for the year		(59,579)	205,917	73,282
Profit (loss) attributable to:
Owners of the Company		(11,321)	216,801	95,101
Non-controlling interests		153	(58)	173
Profit (loss) for the year		(11,168)	216,743	95,274
Total comprehensive income (loss) attributable to:
Owners of the Company		(59,176)	206,059	73,255
Non-controlling interests		(403)	(142)	27
Total comprehensive income (loss) for the year		(59,579)	205,917	73,282
Earnings (loss) per share (in USD)
Basic	27	(0.10)	1.95	0.84
Diluted	27	(0.10)	1.74	0.83

See accompanying notes to consolidated financial statements

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Amounts in USD thousands)

	Attributable to owners of the Company
			Other components of equity
	Share Capital #	Share Premium #	Equity Component of Convertible Notes #	Fair Value Reserves #	Share Based Payment Reserve #	Foreign Currency Translation Reserve #	Accumulated Deficit	Total	Non- Controlling Interests	Total Equity
Balance as at April 1, 2022	53	2,034,663	31,122	368	161,768	(119,684)	(1,214,156)	894,134	2,341	896,475
Total comprehensive income (loss) for the year
Profit (loss) for the year	—	—	—	—	—	—	(11,321)	(11,321)	153	(11,168)
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	(48,322)	—	(48,322)	(557)	(48,879)
Remeasurements of defined benefit liability	—	—	—	—	—	—	467	467	1	468
Total other comprehensive income (loss)	—	—	—	—	—	(48,322)	467	(47,855)	(556)	(48,411)
Total comprehensive income (loss) for the year	—	—	—	—	—	(48,322)	(10,854)	(59,176)	(403)	(59,579)
Transactions with owners of the Company
Contributions by owners
Share based payment	—	—	—	—	35,617	—	—	35,617	26	35,643
Issue of ordinary shares on exercise of share based awards	^	22,699	—	—	(20,499)	—	—	2,200	—	2,200
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	(50)	—	50	—	—	—
Total contributions by owners	^	22,699	—	—	15,068	—	50	37,817	26	37,843
Changes in ownership interests
Acquisition of non-controlling interest without a change in control (refer note 7 (a))	—	—	—	—	—	(218)	1,522	1,304	(1,304)	—
Acquisition of subsidiaries with non-controlling interest (refer note 7 (b) and 7 (c))	—	—	—	—	—	—	—	—	5,830	5,830
Recognition of financial liability for acquisition of non-controlling interest (refer note 7 (c))	—	—	—	—	—	—	(4,411)	(4,411)	—	(4,411)
Change in fair value of financial liability for acquisition of non-controlling interest (refer note 7 (c) and 34)	—	—	—	—	—	35	(137)	(102)	—	(102)
Total changes in ownership interests	—	—	—	—	—	(183)	(3,026)	(3,209)	4,526	1,317
Total transactions with owners of the Company	^	22,699	—	—	15,068	(183)	(2,976)	34,608	4,552	39,160

Balance as at March 31, 2023	53	2,057,362	31,122	368	176,836	(168,189)	(1,227,986)	869,566	6,490	876,056
^less than 1
# refer note 26

See accompanying notes to consolidated financial statements

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY- (Continued)

(Amounts in USD thousands)

	Attributable to owners of the Company
			Other components of equity
	Share Capital #	Share Premium #	Equity Component of Convertible Notes #	Fair Value Reserves #	Share Based Payment Reserve #	Foreign Currency Translation Reserve #	Accumulated Deficit	Total	Non- Controlling Interests	Total Equity
Balance as at April 1, 2023	53	2,057,362	31,122	368	176,836	(168,189)	(1,227,986)	869,566	6,490	876,056
Total comprehensive income (loss) for the year
Profit (loss) for the year	—	—	—	—	—	—	216,801	216,801	(58)	216,743
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	(9,777)	—	(9,777)	(85)	(9,862)
Remeasurements of defined benefit liability	—	—	—	—	—	—	(965)	(965)	1	(964)
Total other comprehensive income (loss)	—	—	—	—	—	(9,777)	(965)	(10,742)	(84)	(10,826)
Total comprehensive income (loss) for the year	—	—	—	—	—	(9,777)	215,836	206,059	(142)	205,917
Transactions with owners of the Company
Contributions by owners
Share based payment	—	—	—	—	37,962	—	—	37,962	27	37,989
Issue of ordinary shares on exercise of share based awards	2	103,855	—	—	(97,862)	—	—	5,995	—	5,995
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	(52)	—	52	—	—	—
Total contributions by owners	2	103,855	—	—	(59,952)	—	52	43,957	27	43,984
Changes in ownership interests
Acquisition of non-controlling interest without a change in control (refer note 7 (a))	—	—	—	—	—	(229)	(418)	(647)	(1,762)	(2,409)
Acquisition of subsidiary with non-controlling interest (refer note 7 (d))	—	—	—	—	—	—	—	—	950	950
Recognition of financial liability for acquisition of non-controlling interest (refer note 7 (d))	—	—	—	—	—	—	(7,311)	(7,311)	—	(7,311)
Change in fair value of financial liability for acquisition of non-controlling interests (refer note 7 (c), 7 (d) and 34)	—	—	—	—	—	(78)	(691)	(769)	—	(769)
Total changes in ownership interests	—	—	—	—	—	(307)	(8,420)	(8,727)	(812)	(9,539)
Total transactions with owners of the Company	2	103,855	—	—	(59,952)	(307)	(8,368)	35,230	(785)	34,445

Balance as at March 31, 2024	55	2,161,217	31,122	368	116,884	(178,273)	(1,020,518)	1,110,855	5,563	1,116,418
# refer note 26

See accompanying notes to consolidated financial statements

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY- (Continued)

(Amounts in USD thousands)

.

	Attributable to owners of the Company
			Other components of equity
	Share Capital #	Share Premium #	Equity Component of Convertible Notes #	Treasury Shares Reserve #	Fair Value Reserves #	Share Based Payment Reserve #	Foreign Currency Translation Reserve #	Accumulated Deficit	Total	Non- Controlling Interests	Total Equity
Balance as at April 1, 2024	55	2,161,217	31,122	—	368	116,884	(178,273)	(1,020,518)	1,110,855	5,563	1,116,418
Total comprehensive income (loss) for the year
Profit (loss) for the year	—	—	—	—	—	—	—	95,101	95,101	173	95,274
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	—	(20,767)	—	(20,767)	(131)	(20,898)
Equity instruments at FVOCI - net change in fair value	—	—	—	—	(452)	—	—	—	(452)	—	(452)
Remeasurements of defined benefit liability	—	—	—	—	—	—	—	(627)	(627)	(15)	(642)
Total other comprehensive income (loss)	—	—	—	—	(452)	—	(20,767)	(627)	(21,846)	(146)	(21,992)
Total comprehensive income (loss) for the year	—	—	—	—	(452)	—	(20,767)	94,474	73,255	27	73,282
Transactions with owners of the Company
Contributions by owners
Share based payment	—	—	—	—	—	36,783	—	—	36,783	92	36,875
Issue of ordinary shares on exercise of share based awards	1	42,228	—	—	—	(35,220)	—	—	7,009	—	7,009
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	—	(35)	—	248	213	(213)	—
Settlement of share based arrangement (refer note 33 (d) (i))	—	—	—	—	—	—	—	—	—	(122)	(122)
Treasury shares acquired #	—	—	—	(21,722)	—	—	—	—	(21,722)	—	(21,722)
Total contributions by owners	1	42,228	—	(21,722)	—	1,528	—	248	22,283	(243)	22,040
Changes in ownership interests
Change in fair value of financial liability for acquisition of non-controlling interests (refer note 7 (c), 7 (d) and 34)	—	—	—	—	—	—	309	(4,072)	(3,763)	—	(3,763)
Total changes in ownership interests	—	—	—	—	—	—	309	(4,072)	(3,763)	—	(3,763)
Total transactions with owners of the Company	1	42,228	—	(21,722)	—	1,528	309	(3,824)	18,520	(243)	18,277

Balance as at March 31, 2025	56	2,203,445	31,122	(21,722)	(84)	118,412	(198,731)	(929,868)	1,202,630	5,347	1,207,977
# refer note 26

See accompanying notes to consolidated financial statements

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts in USD thousands)

	For the year ended March 31
	2023	2024	2025
Cash flows from operating activities
Profit (loss) for the year	(11,168)	216,743	95,274
Adjustments for:
Depreciation	6,096	7,436	9,110
Amortization	21,150	19,809	18,012
Impairment of intangible assets	150	22	—
Impairment provision for non-financial assets	—	10,047	—
Intangible assets written off	—	982	1,481
Gain on discontinuation of equity accounted investments	(2,017)	—	—
Net gain on de-recognition of property, plant and equipment	(177)	(132)	(61)
Gain on lease modification	(100)	(12)	(20)
Net finance costs (income)	35,758	(27,672)	3,935
Share of (profit) loss of equity-accounted investees	(10)	(52)	64
Share based payment	35,643	36,963	36,018
Income tax (benefit) expense	(976)	(123,805)	20,616
Operating cash flows before changes in following assets and liabilities	84,349	140,329	184,429
Changes in:
Inventories	(6)	(195)	(145)
Trade and other receivables and contract assets	(37,675)	(25,112)	(52,424)
Other assets	(51,035)	(42,455)	427
Trade and other payables and contract liabilities	42,675	42,524	51,183
Employee benefits	879	1,705	2,272
Other liabilities	(2,767)	18,608	5,092
Cash generated from operating activities	36,420	135,404	190,834
Income tax paid, net	(4,207)	(9,664)	(5,548)
Net cash generated from operating activities	32,213	125,740	185,286

Cash flows from investing activities
Interest received	8,184	21,935	24,747
Acquisition of property, plant and equipment (refer note (a) below)	(7,489)	(5,904)	(4,473)
Acquisition of intangible assets	(9,412)	(6,920)	(7,289)
Proceeds from sale of property, plant and equipment	410	389	437
Redemption of term deposits	308,308	345,903	403,195
Investment in term deposits	(251,681)	(423,612)	(379,211)
Acquisition of subsidiary / business, net of cash acquired (refer note 7 (b) - 7 (e)) (refer note (b) below)	(1,457)	(6,476)	(10,394)
Loan given to equity-accounted investee received back (refer note 37)	—	24	24
Acquisition of other securities measured at FVTPL	(87)	(11)	(73)
Income tax paid on term deposits	(148)	(918)	(519)
Net cash generated from (used in) investing activities	46,628	(75,590)	26,444

Cash flows from financing activities
Repurchase of treasury shares (refer note 26)	—	—	(21,722)
Acquisition of non-controlling interest (refer note 7(a))	(5,035)	(7,427)	—
Settlement of share based arrangement (refer note 33 (d) (i))	—	—	(122)
Proceeds from issuance of shares on exercise of share based awards	2,200	5,995	7,009
Proceeds from bank loans (refer note 28)	2,168	2,114	—
Repayment of bank loans (refer note 28)	(749)	(1,009)	(1,455)
Payment of principal portion of lease liabilities (refer note 28)	(2,415)	(3,105)	(3,763)
Interest paid, including finance and other charges (refer note 16 and 28)	(2,376)	(2,804)	(2,838)
Net cash used in financing activities	(6,207)	(6,236)	(22,891)
Net increase in cash and cash equivalents	72,634	43,914	188,839
Cash and cash equivalents at beginning of the year	213,283	284,018	327,065
Effect of exchange rate fluctuations on cash held	(1,899)	(867)	(7,542)
Cash and cash equivalents at end of the year (refer note 22)	284,018	327,065	508,362

Supplementary information: non-cash transactions
(a) Property, plant and equipment acquired through secured bank loans (refer note 28)	—	—	2,435
(b) Transfer of right to receive collection from trade receivables used to settle purchase consideration (refer note 7 (e))	—	—	803

See accompanying notes to consolidated financial statements

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

1)
REPORTING ENTITY

MakeMyTrip Limited (the “Parent Company”) together with its subsidiaries and equity-accounted investees (collectively, “the Company” or “the Group”) is primarily engaged in the business of selling travel products and solutions through its subsidiaries in India, the United States of America, Singapore, Malaysia, Thailand, the United Arab Emirates, Peru, Colombia, Vietnam, Cambodia and Indonesia. The Group offers its customers the entire range of travel services including ticketing, tours and packages, hotels and other travel related services.

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

The consolidated financial statements were authorized for issue by the Company’s Board of Directors on June 16, 2025.

(b)
Basis of Measurement

The consolidated financial statements have been prepared on the historical cost and on an accrual basis, except for the following material items:

•
equity securities at Fair Value through Other Comprehensive Income (FVOCI), equity securities and other securities at Fair Value Through Profit or Loss (FVTPL) and financial liabilities at Fair Value Through Profit or Loss (FVTPL).
•
net defined benefit liability measured at the present value of the defined benefit obligation less fair value of plan assets.
•
contingent consideration assumed in a business combination at FVTPL.

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

ii)
Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties as at March 31, 2025 that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities in the next financial year is included in the following notes:

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

Note 19 – Impairment test of intangible assets and goodwill: key assumptions underlying recoverable amounts, including the recoverability of development costs: In calculating the value in use for the purpose of impairment, the Group is required to make significant judgements, estimates and assumptions inter-alia concerning the growth in earnings before interest, taxes, depreciation and amortization (‘EBITDA’) margins, long-term growth rates, terminal growth, adjusted margin growth rate and discount rates to reflect the risks involved.

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

The cost of an acquisition is measured at the fair value of the assets acquired, equity instruments issued and liabilities incurred or assumed at the date of acquisition. The cost of acquisition also includes the fair value of contingent consideration and deferred consideration, if any. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognised in profit or loss. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at fair value at the date of acquisition.

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

If share based payment awards (replacement awards) are required to be exchanged for awards held by the acquiree’s employees (acquiree’s awards), then all or a portion of the amount of the acquirer’s replacement awards is included in measuring the consideration transferred in the business combination. This determination is based on the market-based measure of the replacement awards compared with the market-based measure of the acquiree’s awards and the extent to which the replacement awards relate to pre-combination service.

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

ii)
Foreign Operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to USD at the exchange rates at the reporting date. The income and expenses of foreign operations are translated to USD at an average exchange rates applicable during the period.

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

Repurchase of share capital (treasury shares)

When share capital is repurchased, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented in the treasury shares reserve.

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

iii)
Other Intangible Assets

Other intangible assets mainly comprise intangible assets including customer relationship, brand/trade mark and non-compete acquired in a business combination and software that are acquired by the Group.

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

ii)
Non-financial assets

The carrying amounts of the Group’s non-financial assets, primarily property, plant and equipment, technology related development costs, advances to suppliers and other intangible assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested annually for impairment.

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

(h)
Employee Benefits
i)
Defined contribution plans

Obligations for contributions to defined contribution plans are recognized as personnel expense in the periods during which services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

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

iv)
Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

(j)
Revenue from contracts with customers

The Group provides travel products and services to leisure and corporate travelers in India and abroad. The revenue from rendering these services is recognized in the profit or loss upon transfer of control of promised services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those services. This is generally the case: 1) on the date of departure for tours and packages, 2) date of check-in for hotel booking business, 3) on the issuance of the ticket in the case of sale of airline tickets, 4) date of issuance of bus tickets, and 5) date of completion of trip in case of car bookings. The Group considers both the traveler and travel supplier to be its customers.

Income from the sale of tickets (airline, bus and rail) including convenience fees, commission and fees earned is recognized as an agent on a net basis when the traveler books the ticket as the performance obligation is satisfied by the Group on issuance of ticket to the traveler. During the quarter ended March 31, 2025, the Group began recognizing bus ticketing revenue at the time of issuance of bus tickets due to changes in underlying arrangements with our suppliers. Previously, the Group recognized bus ticketing revenue on the date of the bus journey.

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

Income from hotels and packages also includes amounts received from hotel suppliers against online promotions of hotel brands on the Company’s platforms.

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

In the event of cancellation of airline tickets, revenue recognized in respect of commissions earned by the Company on such tickets is reversed and is netted off from the revenue earned during the fiscal period at the time the cancellation is made by the customers. The revenue from the sale of tours and packages and hotel reservations is recognized on the customer’s departure and check-in date respectively. Cancellations, if any, do not impact revenue recognition since revenue is recognized upon the availment of services by the customer in these services.

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

The Company recognises a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

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

The Company determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

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

•
the initial recognition of assets or liabilities in a transaction that is not a business combination and at the time of transaction affects neither accounting nor taxable profit or loss and does not give rise to equal taxable and deductible temporary differences,
•
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

The measurement of deferred tax reflects the tax consequences that would follow from the manner in which the Company expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Current tax and deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

(o)
Earnings (Loss) Per Share

The Group presents basic and diluted earnings (loss) per share (EPS) data for its ordinary shares (including Class B shares). Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders (including Class B shareholders) of the Company by the weighted average number of ordinary shares (including Class B shares) outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders (including Class B shareholders) and the weighted average number of ordinary shares (including Class B shares) outstanding after adjusting for the effects of all potential dilutive items.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

(p)
Operating Segments

In accordance with IFRS 8 – Operating Segments, the operating segments used to present segment information are identified on the basis of internal reports used by the Group’s management to allocate resources to the segments and assess their performance. An operating segment is a component of the Group that engages in business activities from which it earns revenues and incurs expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. Results of the operating segments are reviewed regularly by the Group’s executive officers comprising of Group Chief Executive Officer and Group Chief Financial Officer, which has been identified as the chief operating decision maker (CODM), to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available.

The Group has three reportable segments, i.e. air ticketing, hotels and packages and bus ticketing. In addition, the Group has made relevant entity-wide disclosures (refer note 6).

Segment results that are reported to the CODM include items directly attributable to a segment.

Revenue directly attributable to the segments is considered segment revenue. Income from tours and packages is measured on a gross basis and any commission earned on hotel reservations booked is recognized on a net basis as an agent on the date of check in. Segment revenue of air ticketing segment is measured on a net basis. Segment revenue of bus ticketing segment is measured on a net basis as an agent on the date of booking (also refer note 3 (j)). For the purposes of the CODM review, Adjusted Margin, the segment profitability measure, represents IFRS revenue after adding back certain customer inducement costs in the nature of customer incentives, customer acquisition costs and loyalty program costs, which are reported as a reduction of revenue and reducing service cost is a key operating metric, which is sufficient to assess performance and make resource allocation decisions.

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

(s)
Inventories

Inventories are measured at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs necessary to make the sale.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

(t)
New Accounting Standards Issued But Not Yet Adopted

Amendment to IAS 21

On August 15, 2023, IASB has issued amendment to IAS 21 The Effects of Changes in Foreign Exchange Rates, Lack of Exchangeability that will require companies to provide more useful information in their financial statements when a currency cannot be exchanged into another currency. This amendment specify when a currency is exchangeable into another currency and when it is not and specify how an entity determines the exchange rate to apply when a currency is not exchangeable. The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2025, although early adoption is permitted. This amendment is applicable to the Group for annual reporting periods beginning on April 1, 2025. The Group has evaluated this amendment and there will be no impact on its financial statements.

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

Amendments to IFRS 9 and IFRS 7

On May 30, 2024, IASB has issued below amendments to the classification and measurement requirements in IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures. These amendments provide clarification on derecognition of a financial liability settled through electronic transfer, classification of financial assets and disclosure requirements w.r.t. investments in equity instruments designated at fair value through other comprehensive income. The effective date for adoption of these amendments are annual periods beginning on or after January 1, 2026, although early adoption is permitted. These amendments are applicable to the Group for annual reporting periods beginning on April 1, 2026. The Group is currently evaluating the impact of amendments to IFRS 9 and IFRS 7 on its financial statements.

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

d)
Share Based Payment Transactions

The fair value of restricted stock units (RSUs) given under MakeMyTrip 2010 Share Incentive Plan (“Share Incentive Plan”) is calculated by multiplying the number of units given with the Company’s share price on the date of grant. The fair value of Employee Stock Options (ESOPs) given under Share Incentive Plan and awards given under Simplotel, BMF and Savaari ESOP plans are measured using Black Scholes Model. Service and non-market performance conditions attached to the arrangements were not taken into account in measuring fair value.

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

6)
OPERATING SEGMENTS

The Group has three reportable segments, as described below, which are the Group’s Lines of Business (LoBs). The LoBs offer different products and services, and are managed separately because the nature of products and services, and methods used to distribute the services are different. For each of these LoBs, the Group’s executive officers comprising of Group Chief Executive Officer and Group Chief Financial Officer review internal management reports and are construed to be the Chief Operating Decision Maker (CODM). LoBs assets, liabilities and expenses (other than service cost) are reviewed on an entity-wide basis by the CODM, and hence are not allocated to these LoBs. Adjusted Margin from each LoB is reported and reviewed by the CODM on a monthly basis.

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Information about reportable segments:

	Reportable segments
	Air ticketing			Hotels and packages			Bus ticketing			All other segments			Total
	For the year ended March 31
Particulars	2023	2024	2025	2023	2024	2025	2023	2024	2025	2023	2024	2025	2023	2024	2025
Consolidated revenue	147,793	201,246	241,529	337,686	435,542	520,411	74,873	92,693	119,361	32,684	53,043	97,035	593,036	782,524	978,336
Add: Customer inducement costs recorded as a reduction of revenue*	135,338	116,423	131,563	90,487	123,695	155,616	8,025	9,432	11,606	1,902	440	2,789	235,752	249,990	301,574
Less: Service cost	3,078	—	—	168,387	210,357	246,550	5,596	—	—	506	4,732	27,798	177,567	215,089	274,348
Adjusted Margin	280,053	317,669	373,092	259,786	348,880	429,477	77,302	102,125	130,967	34,080	48,751	72,026	651,221	817,425	1,005,562
Other income													2,798	770	317
Personnel expenses													(131,968)	(147,587)	(160,065)
Marketing and sales promotion expenses													(101,601)	(123,304)	(165,324)
Customer inducement costs recorded as a reduction of revenue*													(235,752)	(249,990)	(301,574)
Other operating expenses													(133,698)	(204,833)	(231,905)
Depreciation, amortization and impairment													(27,396)	(27,267)	(27,122)
Finance income													10,974	24,365	28,256
Finance costs													(46,732)	3,307	(32,191)
Share of profit (loss) of equity-accounted investees													10	52	(64)
Profit (loss) before tax													(12,144)	92,938	115,890

* For purposes of reporting to the CODM, the segment profitability measure i.e. Adjusted Margin represents IFRS revenue after adding back certain customer inducement costs in the nature of customer incentives, customer acquisition costs and loyalty program costs, which are reported as a reduction of revenue and reducing service cost.

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

	Revenue			Non-Current Assets*
	For the year ended March 31			As at March 31
Particulars	2023	2024	2025	2024	2025
India	564,284	739,652	922,616	656,154	636,989
United States	195	324	444	221	143
South East Asia	11,201	14,210	16,753	4,325	4,683
Europe	1,337	3,374	3,359	—	—
Others	16,019	24,964	35,164	737	879
Total	593,036	782,524	978,336	661,437	642,694

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

7)
BUSINESS COMBINATIONS

(a)
Acquisition of Quest 2 Travel.com India Private Limited

On April 30, 2019, the Group through one of its Indian subsidiary, acquired Quest 2 Travel.com India Private Limited (‘Q2T’) by acquiring 51% of the controlling stake. As part of share purchase agreement, the Group had agreed to acquire the remaining 49% share of Q2T from the then existing shareholders in cash for an estimated additional consideration of USD 14,550, which represented its fair value as at the acquisition date, in three equal tranches, over a three year earn-out period. The financial liability in respect of acquisition of these remaining shares had been originally recognized with corresponding debit to accumulated deficit on the date of acquisition of controlling stake in Q2T. Pursuant to this, the Group had acquired remaining non-controlling interest in Q2T over the three year earn-out period and Q2T has become a wholly owned subsidiary of the Group with effect from September 8, 2023.

During the year ended March 31, 2024, the Group acquired 16.34% interest from holders of non-controlling interest in Q2T, for a total consideration of USD 7,427 (including additional consideration of USD 2,409) and recognised a decrease in non-controlling interest of USD 1,762 with a corresponding decrease in accumulated deficit by USD 1,991 and increase in foreign exchange translation reserve by USD 229. Similarly, during the year ended March 31, 2023, the Group acquired 16.33% interest from holders of non-controlling interest in Q2T, for a total consideration of USD 5,035 and recognised a decrease in non-controlling interest of USD 1,304 with a corresponding decrease in accumulated deficit by USD 1,522 and increase in foreign exchange translation reserve by USD 218.

(b)
Acquisition of Book My Forex Private Limited

On April 5, 2022, the Group through one of its Indian subsidiaries, acquired 51% voting equity stake in Book My Forex Private Limited ('BMF'), a company providing online foreign currency exchange services in India. This business acquisition was executed by entering into a Share Purchase Agreement (‘SPA’) for a cash consideration of USD 7,711.

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

As per the Shareholders' Agreement (SHA), on completion of three years from the date of acquisition, the promoter (as defined in aforesaid SSPA) of Simplotel shall have the right but not the obligation to sell all the shares held by the promoter in Simplotel, in cash for an estimated consideration of USD 4,411, which represents its fair value as at the acquisition date. The consideration will be based on valuation linked to future revenue and profitability of Simplotel. The financial liability in respect of acquisition of these additional shares has been recognized with corresponding debit to accumulated deficit in the consolidated statement of changes in equity as the promoter still has access to the returns associated with the underlying ownership interest. The fair value of this financial liability is USD 3,805 as at March 31, 2025 (March 31, 2024: USD 4,711).

(d)
Acquisition of Savaari Car Rentals Private Limited

On December 1, 2023 the Group through one of its Indian subsidiaries acquired 66% equity voting stake in Savaari Car Rentals Private Limited ("Savaari"), a company engaged in the business of providing chauffer driven intercity, local rental and airport transfers car hire services. This acquisition was conducted by entering into the Share Purchase Agreement ('SPA') for a cash consideration of USD 6,845.

This investment was accounted for under IAS 28 "Investments in Associates and Joint Ventures" using the equity method of accounting, as the Company had joint control over Savaari.

On January 17, 2024, the Group signed an addendum ('the Addendum') with one of the founders of Savaari to amend the shareholders' agreement entered on December 1, 2023. As a result, the Group, from the date of such addendum, gained control over Savaari and it become a subsidiary of the Group. Through this acquisition, the Group aims to scale up its supply chain for outstation and local car hire services.

The operations of Savaari had been consolidated in the financial statements of the Group and for the year ended March 31, 2024, Savaari contributed revenue of USD 5,404 and profit of USD 68 to the Group’s results.

If the acquisition had occurred on April 1, 2023, management estimates that for the year ended March 31, 2024, consolidated revenue would had been USD 795,130 and consolidated profit would had been USD 216,935. In determining these amounts, management had assumed that the fair value adjustments that arose on the date of acquisition would have been the same if the acquisition had occurred on April 1, 2023.

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

As per the Shareholders' Agreement (SHA), the founders (as defined in aforesaid SHA) of Savaari shall have the right but not the obligation to sell their shares held in Savaari to the Company as follows - one third of the shares on completion of three years from the date the acquisition and all the shares on completion of five years from the date of acquisition. The consideration will be based on valuation linked to future revenue and profitability of Savaari. Further, the Company shall have the right, but not the obligation, to call each of the Founders to transfer 100% of their holding in Savaari at the agreed floor valuation in case certain performance parameters are not met by Savaari for two consecutive quarters. Till the date of the Addendum, a derivative liability of USD 5,199 in respect of acquisition of these additional shares was recorded. Subsequent to the Addendum, since the Group had obtained control over Savaari, it had derecognised the derivative liability, discontinued equity method of accounting and a financial liability of USD 7,311 in respect of acquisition of these aforesaid mentioned shares had been recognized with corresponding debit to accumulated deficit as the selling shareholders still have access to the returns associated with the underlying ownership interest. The fair value of this financial liability was USD 12,396 as at March 31, 2025 (March 31, 2024: USD 7,727).

(e)
Acquisition of Happay

On November 18, 2024, the Group through one of its Indian subsidiaries entered into a Business Transfer Agreement ('BTA') with VA Tech Ventures Private Limited ('VA Tech'). As per the BTA, VA Tech has agreed to transfer its business related to travel and expense management solutions ('Happay') for a purchase consideration of USD 11,773. Pursuant to fulfilment of conditions as set out in the BTA, on February 1, 2025 ('Transfer Date/Acquisition Date'), the Group has settled the consideration of USD 11,197 and acquired Happay brand on a going concern basis along with its travel and expense management business and Happay's dedicated team has become employees of the Group.

Further, the Group will transfer additional consideration of USD 231 on May 31, 2025 if VA Tech completes novation/ assignment/ renewal of customer contracts representing more than 70% of the revenue of Happay in favor of the Company by May 31, 2025 and USD 345 within 30 days from the first anniversary date of Transfer Date, subject to deduction of any claim or some other amount which was outstanding and payable by the Company as per the terms of the BTA or any other account. As the remaining consideration of USD 576 is subject to fulfilment of additional conditions, hence it is classified as contingent consideration and recognised at fair value on Transfer Date as a financial liability. As at March 31, 2025, the outstanding amount against financial liability remains unchanged.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Through this acquisition, the Group aims at providing an enhanced offering of travel and expense management services to corporate customers.

It is impracticable to determine the post-acquisition revenue and profit or loss of Happay, as the required financial information of Happay’s business is not identifiable and maintained separately hence the Group cannot disclose the information regarding Happay’s revenue and profit or loss included in the Group’s statement of profit or loss, since the acquisition date. For the same reason, the consolidated revenue and profit of the Group including Happay for the year ending March 31, 2025, as if the acquisition of Happay had occurred on April 1, 2024, have also not been disclosed.

The purchase consideration comprises of the following:

Cash	10,394
Transfer of right to receive collection from Trade receivables outstanding on transfer date	803
Contingent consideration	576
Total consideration	11,773

Identifiable assets acquired and liabilities assumed

The acquisition has been accounted for under the acquisition method of accounting in accordance with IFRS 3 "Business Combinations". The assets and liabilities of Happay were recorded at their fair value at the date of acquisition.

The purchase price has been allocated based on management’s estimates and an independent appraisal of fair values as follows:

Property, plant and equipment	63
Intangible assets*	5,702
Current assets and liabilities, net	239
Total identifiable net assets acquired	6,004
Goodwill	5,769
Total purchase price	11,773

* Intangible assets primarily include identifiable brand/trade mark, customer relationship and technology related development costs.

The fair value of the current assets acquired includes trade receivables with a fair value of USD 803, equivalent to gross contractual amount receivable.

The goodwill is attributable mainly to the skills and technical talent of Happay’s work force and the synergies expected to be achieved from integrating Happay into the Group’s existing corporate business. Goodwill is not expected to be deductible for income tax purposes.

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

	As at March 31
Particulars	2024	2025
Carrying amount of interests in associates	2,022	1,914

	For the year ended March 31
Particulars	2023	2024	2025
Company's share of profit (loss) in associates	10	(23)	(64)
Company's share of profit in joint venture	—	75	—
Company's share of other comprehensive income in associates	—	—	—
Company's share of other comprehensive income in joint venture	—	—	—
Company's share of total comprehensive income (loss)	10	52	(64)

a) Simplotel Technologies Private Limited

As at September 28, 2022 the Company had equity interest in Simplotel of 41.94% with a carrying amount of USD 1,517. On that date, the Group through one of its Indian subsidiaries acquired additional equity interest in Simplotel, resulting in controlling equity stake (refer note 7 (c)). As a result, Simplotel ceased to be an associate of the Company and accordingly, the equity method accounting has been discontinued. The Company has recognised a gain of USD 2,017 in the statement of profit or loss and other comprehensive income (refer note 12), on account of discontinuation of equity method of accounting in the year ended March 31, 2023.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

9)
OTHER INVESTMENTS

	As at March 31
Particulars	2024	2025
Financial assets measured at FVOCI
- Equity securities (unlisted)	452	—

Financial assets measured at FVTPL
- Equity securities (unlisted)	591	591
- Other securities	242	305

Financial assets measured at amortised cost
- Other securities	76	76
Total	1,361	972

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

B. Contract balances

The following table provides information about receivables, contract assets and contract liabilities from contracts with customers.

	As at March 31
	2024	2025
Receivables, which are included in ‘Trade and other receivables’	83,116	129,201
Contract assets	253	507

Contract liabilities	93,366	120,273

Non-current	408	175
Current	92,958	120,098
Total contract liabilities	93,366	120,273

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Changes in contract assets are as follows:

	As at March 31
	2024	2025
Balance at the beginning of the year	—	253
Revenue recognised during the year	28,628	56,989
Invoices raised during the year	(28,373)	(56,731)
Translation exchange difference	(2)	(4)
Balance at the end of the year	253	507

Contract liabilities primarily relate to advances received from customers for travel bookings prior to the fulfilment of performance obligations.

As at March 31, 2024, USD 90,931 (March 31, 2023: USD 73,850) of advance consideration received from customers for travel bookings was reported within contract liabilities, of which USD 80,613 (March 31, 2024: USD 63,686) was applied to revenue and settled with travel service providers and USD 5,885 (March 31, 2024: USD 7,509) was refunded to customers during the year ended March 31, 2025. As at March 31, 2025, the related balance was USD 117,011, which is expected to be utilized within a period of one year.

Contract liabilities also consists of consideration allocated to customer loyalty programs and advances received from Global Distribution System ("GDS") providers for bookings of airline tickets in future, which is deferred.

As at March 31, 2024, USD 2,435 (March 31, 2023: USD 1,519) of consideration allocated to customer loyalty programs, franchisee fees and advance received from GDS provider for booking of airline tickets in future which is deferred was reported within contract liabilities, of which USD 2,134 (March 31, 2024: USD 920) was applied to revenue and USD Nil (March 31, 2024: Nil) was refunded during the year ended March 31, 2025. As at March 31, 2025, the related balance was USD 3,262, which is expected to be utilized within a period of one year.

11)
OTHER REVENUE

	For the year ended March 31
Particulars	2023	2024	2025
Other travel services - car and rail booking	7,503	18,608	49,877
Marketing alliances - advertising and brand alliance	18,007	18,595	25,405
Ancillary services	5,925	14,258	19,143
Miscellaneous revenue	1,249	1,582	2,610
Total	32,684	53,043	97,035

12)
OTHER INCOME

	For the year ended March 31
Particulars	2023	2024	2025
Government grant received	117	356	56
Gain on discontinuation of equity accounted investment (refer note 8 (a))	2,017	—	—
Gain on lease modification	100	12	20
Excess provision written back	344	125	127
Net gain on de-recognition of property, plant and equipment	177	132	61
Others	43	145	53
Total	2,798	770	317

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

13)
PERSONNEL EXPENSES

	For the year ended March 31
Particulars	2023	2024	2025
Wages, salaries and other employees benefits	86,868	100,222	111,011
Contributions to defined contribution plans	4,145	4,931	5,665
Expenses related to defined benefit plans (refer note 32)	1,516	1,354	2,314
Equity-settled share based payment (refer note 33)	35,643	36,963	36,018
Employee welfare expenses	3,796	4,117	5,057
Total	131,968	147,587	160,065

14)
OTHER OPERATING EXPENSES

	For the year ended March 31
Particulars	2023	2024	2025
Payment gateway and other charges	57,847	69,415	82,509
Outsourcing expenses	23,338	27,268	32,812
Website hosting charges	20,558	24,215	26,646
Travelling and conveyance	2,894	3,776	4,536
Communication	5,459	6,599	4,801
Technology and maintenance	5,605	7,411	8,252
Distribution costs#	—	40,045	51,927
Legal and professional	6,086	5,120	5,988
Impairment provision for non-financial assets (refer note 24)	—	10,047	—
Intangible assets written off	—	982	1,481
Miscellaneous expenses	11,911	9,955	12,953
Total	133,698	204,833	231,905

# With effect from April 1, 2023, the Group has classified distribution costs as a component of “other operating expenses” from a component of “service cost”, which is in line with the manner in which the Company reviews its business performance and manage its operations. Corresponding previous years amounts have not been reclassified as the impact is considered to be immaterial.

15)
DEPRECIATION, AMORTIZATION AND IMPAIRMENT

	For the year ended March 31
Particulars	2023	2024	2025
Depreciation	6,096	7,436	9,110
Amortization	21,150	19,809	18,012
Impairment of intangible assets	150	22	—
Total	27,396	27,267	27,122

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

16)
FINANCE INCOME AND COSTS

	For the year ended March 31
Particulars	2023	2024	2025
Interest income on term deposits measured at amortised cost	9,703	23,594	26,837
Change in fair value of financial asset measured at FVTPL	—	57	—
Other interest income	1,271	714	1,419
Finance income	10,974	24,365	28,256

Interest expense on financial liabilities measured at amortised cost	15,067	15,966	15,240
Change in carrying value of financial liabilities measured at amortised cost	—	(30,578)	—
Change in fair value of financial liability measured at FVTPL	673	215	—
Change in fair value of financial asset measured at FVTPL	2,820	—	2
Net foreign exchange loss	25,636	7,600	13,348
Impairment loss on trade and other receivables	349	837	1,168
Interest expense on lease liabilities	1,554	1,783	1,697
Finance and other charges	633	870	736
Finance costs	46,732	(3,307)	32,191

Net finance income (costs) recognized in profit or loss	(35,758)	27,672	(3,935)

17)
INCOME TAX BENEFIT (EXPENSE)

Income tax recognised in profit or loss

	For the year ended March 31
Particulars	2023	2024	2025
Current tax expense
Current period	(873)	(2,344)	(2,569)
Adjustment for prior period	—	—	(187)
Current tax expense	(873)	(2,344)	(2,756)

Deferred tax benefit (expense)
Origination and (reversal) of temporary differences	(3,880)	9,148	7,139
Change in tax rate	—	—	(575)
Change in unrecognised temporary differences	(7,131)	4	(325)
Utilization of previously unrecognised tax losses	12,860	533	—
Recognition of previously unrecognized tax losses	—	118,253	10,224
Reversal of previously recognized tax losses	—	(1,789)	(34,323)
Deferred tax benefit (expense) (refer note 20)	1,849	126,149	(17,860)

Total	976	123,805	(20,616)

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Income tax recognized in other comprehensive income

	For the year ended March 31
	2023			2024			2025
Particulars	Before tax	Tax (expense) benefit	Net of tax	Before tax	Tax (expense) benefit	Net of tax	Before tax	Tax (expense) benefit	Net of tax
Foreign currency translation differences on foreign operations	(48,879)	—	(48,879)	(9,862)	—	(9,862)	(20,898)	—	(20,898)
Equity instruments at FVOCI - net change in fair value	—	—	—	—	—	—	(452)	—	(452)
Remeasurement of defined benefit liability	468	—	468	(1,212)	248	(964)	(839)	197	(642)
Total	(48,411)	—	(48,411)	(11,074)	248	(10,826)	(22,189)	197	(21,992)

Reconciliation of effective tax

	For the year ended March 31
Particulars	2023	2024	2025
Profit (loss) for the year	(11,168)	216,743	95,274
Less: Income tax benefit (expense)	976	123,805	(20,616)
Profit (loss) before tax	(12,144)	92,938	115,890

Income tax benefit (expense) using the Company's domestic tax rate	1,822	(13,981)	(19,701)
Effect of tax rates in foreign jurisdictions	(3,191)	(9,608)	(11,954)
Non-deductible expenses	(2,662)	(420)	(412)
Tax exempt income	402	62	78
Change in estimates related to previous years	—	(482)	(678)
Utilization of previously unrecognised tax losses	12,860	533	6,540
Impact of change in tax laws	—	—	(575)
Change in unrecognised temporary differences	(7,131)	4	(325)
Utilization of previously recognized tax losses	—	(1,789)	(679)
Current year losses for which no deferred tax asset was recognized	(1,656)	(1,389)	(2,834)
Recognition of previously unrecognised tax losses	—	118,253	10,224
Recognition of previously unrecognised temporary differences	—	33,057	—
Others	532	(435)	(300)
Income tax benefit (expense)	976	123,805	(20,616)

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

18)
PROPERTY, PLANT AND EQUIPMENT

Particulars	Land	Building (Owned)	Buildings (Right-of-use)	Computers	Furniture and Fixtures	Office Equipment	Motor Vehicles	Leasehold Improvements	Capital Work- in-Progress	Total
Cost
Balance as at April 1, 2023	818	486	27,398	13,151	939	1,686	4,163	5,386	19	54,046
Acquisitions through business combination (refer note 7 (d))	—	—	109	23	4	6	—	—	—	142
Additions/adjustments	—	—	3,792	1,784	21	214	2,605	121	(19)	8,518
Disposals/adjustments	—	—	(10,407)	(2,772)	(32)	(169)	(575)	(3)	—	(13,958)
Effect of movements in foreign exchange rates	(50)	(24)	(353)	(180)	(21)	(33)	(75)	(79)	—	(815)
Balance as at March 31, 2024	768	462	20,539	12,006	911	1,704	6,118	5,425	—	47,933
Balance as at April 1, 2024	768	462	20,539	12,006	911	1,704	6,118	5,425	—	47,933
Acquisitions through business combination (refer note 7 (e))	—	—	—	54	5	4	—	—	—	63
Additions/adjustments	—	—	3,112	2,628	222	190	3,156	1,336	—	10,644
Disposals/adjustments	—	—	(958)	(1,386)	(2)	(73)	(798)	(146)	—	(3,363)
Effect of movements in foreign exchange rates	55	33	(490)	(307)	(25)	(17)	(170)	(137)	—	(1,058)
Balance as at March 31, 2025	823	495	22,203	12,995	1,111	1,808	8,306	6,478	—	54,219

Accumulated depreciation
Balance as at April 1, 2023	—	486	13,467	9,492	581	1,465	1,102	2,073	—	28,666
Depreciation for the year	—	—	3,767	1,432	93	142	1,218	784	—	7,436
Disposals/adjustments	—	—	(10,385)	(2,661)	(32)	(169)	(408)	(2)	—	(13,657)
Effect of movements in foreign exchange rates	—	(24)	(155)	(127)	(15)	(27)	(23)	(36)	—	(407)
Balance as at March 31, 2024	—	462	6,694	8,136	627	1,411	1,889	2,819	—	22,038
Balance as at April 1, 2024	—	462	6,694	8,136	627	1,411	1,889	2,819	—	22,038
Depreciation for the year	—	—	4,383	1,953	109	136	1,703	826	—	9,110
Disposals/adjustments	—	—	(845)	(1,285)	(2)	(71)	(571)	(100)	—	(2,874)
Effect of movements in foreign exchange rates	—	33	(183)	(208)	(17)	(13)	(53)	(71)	—	(512)
Balance as at March 31, 2025	—	495	10,049	8,596	717	1,463	2,968	3,474	—	27,762
Carrying amounts
As at April 1, 2023	818	—	13,931	3,659	358	221	3,061	3,313	19	25,380
As at March 31, 2024	768	—	13,845	3,870	284	293	4,229	2,606	—	25,895
As at April 1, 2024	768	—	13,845	3,870	284	293	4,229	2,606	—	25,895
As at March 31, 2025	823	—	12,154	4,399	394	345	5,338	3,004	—	26,457

Note: The Company has pledged certain items of property, plant and equipment against bank loans and various credit facilities (refer note 28).

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

19)
INTANGIBLE ASSETS AND GOODWILL

			Other intangible assets
Particulars	Goodwill	Technology Related Development Costs	Customer Relationship	Non- Compete	Brand / Trade Mark	Software	Others	Intangible assets under development*	Total
Cost
Balance as at April 1, 2023	833,663	72,027	9,843	869	123,030	4,336	1,799	4,250	1,049,817
Acquisitions through business combination (refer note 7 (d))	6,328	499	—	—	248	12	—	—	7,087
Additions/adjustments*	—	6,769	—	—	—	369	1,087	(1,305)	6,920
Disposals	—	(4,177)	—	—	—	(1)	—	—	(4,178)
Effect of movements in foreign exchange rates	(7,946)	(928)	(122)	(8)	(1,589)	(51)	(45)	(178)	(10,867)
Balance as at March 31, 2024	832,045	74,190	9,721	861	121,689	4,665	2,841	2,767	1,048,779
Balance as at April 1, 2024	832,045	74,190	9,721	861	121,689	4,665	2,841	2,767	1,048,779
Acquisitions through business combination (refer note 7 (e))	5,769	3,241	2,046	—	415	—	—	—	11,471
Additions/adjustments*	—	5,237	—	—	—	521	—	1,531	7,289
Disposals	—	(4,149)	—	—	—	(159)	(1,596)	(14)	(5,918)
Effect of movements in foreign exchange rates	(13,749)	(1,598)	(178)	(9)	(2,751)	(63)	(85)	(77)	(18,510)
Balance as at March 31, 2025	824,065	76,921	11,589	852	119,353	4,964	1,160	4,207	1,043,111
Accumulated amortization and impairment losses
Balance as at April 1, 2023	272,160	53,547	7,042	710	79,893	3,843	1,278	2,370	420,843
Amortization for the year	—	6,660	771	58	11,159	188	973	—	19,809
Impairment for the year	—	—	—	—	—	—	—	22	22
Disposals	—	(3,195)	—	—	—	(1)	—	—	(3,196)
Effect of movements in foreign exchange rates	—	(672)	(88)	(7)	(1,054)	(57)	(25)	(182)	(2,085)
Balance as at March 31, 2024	272,160	56,340	7,725	761	89,998	3,973	2,226	2,210	435,393
Balance as at April 1, 2024	272,160	56,340	7,725	761	89,998	3,973	2,226	2,210	435,393
Amortization for the year	—	6,012	421	56	10,938	212	373	—	18,012
Disposals	—	(2,765)	—	—	—	(76)	(1,596)	—	(4,437)
Effect of movements in foreign exchange rates	—	(1,221)	(163)	(7)	(2,082)	(85)	(42)	(48)	(3,648)
Balance as at March 31, 2025	272,160	58,366	7,983	810	98,854	4,024	961	2,162	445,320
Carrying amounts
As at April 1, 2023	561,503	18,480	2,801	159	43,137	493	521	1,880	628,974
As at March 31, 2024	559,885	17,850	1,996	100	31,691	692	615	557	613,386
As at April 1, 2024	559,885	17,850	1,996	100	31,691	692	615	557	613,386
As at March 31, 2025	551,905	18,555	3,606	42	20,499	940	199	2,045	597,791

* Represents addition of USD 6,768 (March 31, 2024: USD 6,455) to intangible assets under development, adjusted for amounts capitalized out of intangible assets under development amounting to USD 5,237 (March 31, 2024: USD 7,760).

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

The allocation of goodwill to the CGUs is as follows:

	As at March 31
Particulars	2024	2025
Air ticketing	224,184	220,112
Hotels and packages	206,863	205,490
Bus ticketing	125,494	122,375
Other units without significant goodwill	3,344	3,928
Total	559,885	551,905

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

The key assumptions used in the estimation of value are set out as below. The values assigned to the key assumptions represent management's assessment of future trends in the relevant industries and have been based on the historical data from both external and internal sources.

	Air ticketing		Hotels and packages		Bus ticketing
	As at March 31		As at March 31		As at March 31
Particulars	2024	2025	2024	2025	2024	2025
Discount rate (pre-tax)	18.4%	19.1%	19.0%	20.1%	19.5%	20.6%
Discount rate (post-tax)	16.2%	16.5%	16.2%	16.5%	16.2%	16.5%
Terminal value growth rate	4.5%	4.5%	4.5%	4.5%	4.0%	4.0%
Adjusted margin growth rate	8.1% - 15.5%	10.1% - 15.6%	13.3% - 16.8%	13.0% - 20.7%	11.0% - 18.6%	10.0% - 20.0%
EBITDA margin* (5 years)	7.3% - 8.7%	6.5% -7.0%	13.3% - 19.1%	17.5% - 21.9%	22.3% - 24.4%	19.9% - 26.1%

* EBITDA margin is defined as Earnings before interest, tax, depreciation and amortization (EBITDA) as a percentage of Adjusted margin.

The above pre-tax discount rate is based on the Weighted Average Cost of Capital (WACC) of comparable market participant, which is adjusted for specific risks.

These estimates are likely to differ from future actual results of operations and cash flows.

The cash flow projections included specific estimates for five years and a terminal growth rate thereafter. The terminal growth rate, Adjusted margin growth rate and EBITDA margins were determined based on management's estimate. Budgeted EBITDA margin was based on expectations of future outcomes taking into account past experience, adjusted for anticipated Adjusted margin growth. Adjusted margin growth was projected taking into account the average growth levels experienced in past and the estimated adjusted margin growth for future. The estimation of value in use reflects various assumptions that are subject to various risks and uncertainties, including key assumptions regarding expected growth rates and EBITDA margin, as well as other key assumptions with respect to matters outside of the Group's control. It requires significant judgments and estimates, and actual results could be materially different than the judgments and estimates used to estimate value in use.

Based on the above, no impairment was identified as at March 31, 2024 and March 31, 2025 as the recoverable value of the CGUs exceeded the carrying value. No reasonably possible change in any of the above key assumptions would cause the carrying amount of these CGUs to exceed their recoverable amount.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

20)
TAX ASSETS AND LIABILITIES

Unrecognized Deferred Tax Assets and Liabilities

Deferred tax assets have not been recognized in respect of the following items:

	As at March 31
Particulars	2024	2025
Deductible temporary differences	461	771
Tax losses carry forwards	30,493	10,905
Total	30,954	11,676

During the years ended March 31, 2023, 2024 and 2025, the Company did not recognize deferred tax assets on tax losses carried forward and other temporary differences mainly related to share based payments and employee benefits related to some entities of the Group, because it is not probable that future taxable profits will be available against which these items can be utilized. However, deferred tax assets have been recognised only to the extent of deferred tax liabilities in such cases. The above tax losses (including unabsorbed depreciation) as at March 31, 2025 in the subsidiaries will expire at various dates ranging from 2026 to 2043 except for the tax losses and unabsorbed depreciation amounting to USD 4,233 (March 31, 2024: USD 4,299), which can be carried forward for an indefinite period.

As at March 31, 2025, no deferred tax liability was recognised on temporary difference of USD 2,909 (March 31, 2024: USD 4,956) related to investment in subsidiaries, as the Company controls the dividend policy of its subsidiary i.e. the Company controls the timing of reversal of the related taxable temporary differences and management is satisfied that they will not reverse in the foreseeable future.

Recognized Deferred Tax Assets and Liabilities

During the year ended March 31, 2024 the management revised its estimates of future taxable profits, since business operations of the Company along with revenue, result from operating activities and profitability had consistently improved significantly during the years ended March 31, 2023 and March 31, 2024 post COVID-19 pandemic, coupled with Company's continued focus on optimizing costs by leveraging highly variable and more efficient fixed cost structure. As a result, the Company recognised the tax effect of USD 601,200 of previously unrecognised tax losses and deductible temporary differences (tax impact: USD 151,310) because management considered it probable that future taxable profits would be available against which such losses can be used.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Deferred tax assets and liabilities are attributable to the following:

	As at March 31
	2024	2025	2024	2025	2024	2025
Particulars	Assets		Liabilities		Net
Property, plant and equipment	1,249	1,406	(3,062)	(2,701)	(1,813)	(1,295)
Intangible assets, excluding goodwill	—	—	(7,239)	(4,406)	(7,239)	(4,406)
Trade and other receivables	870	974	—	—	870	974
Other current assets	3,037	2,965	—	—	3,037	2,965
Convertible notes	—	—	(4,314)	(2,367)	(4,314)	(2,367)
Employee benefits	2,704	3,428	—	—	2,704	3,428
Other current liabilities	1,949	1,666	—	—	1,949	1,666
Lease liabilities	3,767	3,465	—	—	3,767	3,465
Trade and other payables	1,825	859	—	—	1,825	859
Contract liabilities	240	513	—	—	240	513
Share based payments	23,627	24,534	—	—	23,627	24,534
Tax loss carry forwards	99,953	73,626	—	—	99,953	73,626
Others	—	—	(43)	(57)	(43)	(57)
Deferred tax assets/ (liabilities) before set off	139,221	113,436	(14,658)	(9,531)	124,563	103,905
Set off	(9,904)	(7,005)	9,904	7,005	—	—
Net deferred tax assets/(liabilities)	129,317	106,431	(4,754)	(2,526)	124,563	103,905

Movement in recognised deferred tax assets/(liabilities) during the year

Particulars	Balance as at April 1, 2023	Acquired in business combinations	Recognised in profit or loss	Recognised in other comprehensive income	Effects of movement in foreign exchange rates	Balance as at March 31, 2024
Property, plant and equipment	(3,381)	—	1,556	—	12	(1,813)
Intangible assets, excluding goodwill	(11,315)	(189)	4,307	—	(42)	(7,239)
Trade and other receivables	43	—	876	—	(49)	870
Other current assets	—	—	3,015	—	22	3,037
Convertible notes	(2,082)	—	(2,232)	—	—	(4,314)
Employee benefits	86	—	2,399	248	(29)	2,704
Other non-current liabilities	10	—	(10)	—	—	—
Other current liabilities	—	—	1,924	—	25	1,949
Lease liabilities	3,467	—	325	—	(25)	3,767
Trade and other payables	—	—	1,831	—	(6)	1,825
Contract liabilities	—	—	241	—	(1)	240
Share based payments	—	—	23,786	—	(159)	23,627
Tax losses carry forwards	12,350	—	88,179	—	(576)	99,953
Others	—	—	(48)	—	5	(43)
Total	(822)	(189)	126,149	248	(823)	124,563

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Movement in recognised deferred tax assets/(liabilities) during the year

Particulars	Balance as at April 1, 2024	Acquired in business combinations	Recognised in profit or loss	Recognised in other comprehensive income	Effects of movement in foreign exchange rates	Balance as at March 31, 2025
Property, plant and equipment	(1,813)	—	479	—	39	(1,295)
Intangible assets, excluding goodwill	(7,239)	—	2,681	—	152	(4,406)
Trade and other receivables	870	—	127	—	(23)	974
Other current assets	3,037	—	4	—	(76)	2,965
Convertible notes	(4,314)	—	1,947	—	—	(2,367)
Employee benefits	2,704	—	603	197	(76)	3,428
Other current liabilities	1,949	—	(237)	—	(46)	1,666
Lease liabilities	3,767	—	(211)	—	(91)	3,465
Trade and other payables	1,825	—	(930)	—	(36)	859
Contract liabilities	240	—	282	—	(9)	513
Share based payments	23,627	—	1,510	—	(603)	24,534
Tax losses carry forwards	99,953	—	(24,099)	—	(2,228)	73,626
Others	(43)	—	(16)	—	2	(57)
Total	124,563	—	(17,860)	197	(2,995)	103,905

In March 2024, the Company filed a composite scheme of amalgamation and arrangement between subsidiaries of the Group, MakeMyTrip (India) Private Limited ("MMT India") and Redbus India Private Limited ("RB India") whereby RB India as an entity is proposed to be amalgamated with MMT India with the appointed date of April 1, 2024, subject to necessary approval from the National Company Law Tribunal and other relevant regulatory authorities. As these approvals are substantive in nature, the related financial statement impact will be taken in the year in which such approvals will be obtained. If this scheme gets approved, the Company estimates that it will not be able to take the benefits of the recognised deferred tax assets to the extent of USD 9,829 on the carry forward losses (including unabsorbed depreciation) as these losses will no longer be available for utilization.

21)
TRADE AND OTHER RECEIVABLES

	As at March 31
Particulars	2024	2025
Trade and other receivables, net of provision	83,116	129,201
Security deposits, net of provision	9,804	12,148
Interest accrued	6,453	8,458
Due from employees	273	215
Total	99,646	150,022

Non-current	7,696	8,879
Current	91,950	141,143
Total	99,646	150,022

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

22)
CASH AND CASH EQUIVALENTS

		As at March 31
Particulars		2024	2025
Cash in hand		158	271
Funds in transit		58,874	85,727
Bank balances		148,762	177,507
Term deposits		119,271	245,393
Cash and cash equivalents in the Statement of Financial Position	(a)	327,065	508,898
Bank overdrafts used for cash management purposes	(b)	—	(536)
Cash and cash equivalents in the statement of Cash Flows	(a+b)	327,065	508,362

As of March 31, 2025, bank balances include USD 1,605 (March 31, 2024: USD 774) pledged against letters of credit and bank guarantees issued to various airlines and suppliers of hotel and other services.

Funds in transit represents the amount collected from customers through credit cards/net banking which is outstanding as at the year end and credited to Group’s bank accounts subsequent to the year end.

The Group’s exposure to currency risk, credit risk and interest rate risk along with sensitivity analysis for financial assets is disclosed in note 5 and 34.

23)
TERM DEPOSITS

	As at March 31
Particulars	2024	2025
Term deposits	280,688	254,416
Total	280,688	254,416
Non-current	966	2,130
Current	279,722	252,286
Total	280,688	254,416

As at March 31, 2025, term deposits amounting to USD 2,974 (March 31, 2024: USD 2,859) marked as lien with National Company Law Appellate Tribunal and USD 4,989 (March 31, 2024: USD 3,169) pledged mainly with banks against bank guarantees, bank overdraft facility and other facilities.

The Group’s exposure to credit risk and interest rate risk along with sensitivity analysis for financial assets is disclosed in note 5 and 34.

24)
OTHER CURRENT ASSETS

	As at March 31
Particulars	2024	2025
Advance to suppliers^	145,423	144,324
Prepaid expenses	4,607	5,512
Receivable from related party#	24	—
Other assets	3,069	3,095
Total	153,123	152,931

# Loan given to Saaranya Hospitality Technologies Private Limited (equity-accounted investee) (refer note 37).

^ The Company pays advances to airlines for the procurement of airline tickets. These advances are utilized against the subsequent purchase of airline tickets. The outstanding airline balances as at March 31, 2025 includes amounts recoverable from Go Airlines (India) Limited ("Go First") amounting to USD 20,949 (March 31, 2024: USD 20,949), which includes refund due to customers of USD 10,902 (March 31, 2024: USD 10,902).

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

In May 2023, Go First filed an application for voluntary insolvency resolution proceedings before the National Company Law Tribunal ("NCLT") in India. The NCLT admitted the application and granted protection to Go First by imposing a moratorium against recovery by lessors, lenders, and other creditors of Go First. In addition, the NCLT had appointed a resolution professional (‘RP’) to operate Go First and to maintain Go First as a going concern.

The RP had prepared a revival plan and is making progress in getting interim funding sanctioned from the Committee of Creditors of Go First for funding the airline’s operations. Since the filing was for voluntary insolvency, there had been developments in favor of Go First’s possible resumption of operations including relief via moratorium from lease payments, interim approvals for the proposed revival plan and in-principle approval for funding among others including receipt of regulatory approval subject to certain conditions from Director General of Civil Aviation ("DGCA") which is the aviation regulator in India. The regulatory approval, though subject to conditions such as arrangement of interim funding, ensuring continuing airworthiness of the aircrafts, outcome of the ongoing insolvency resolution proceedings at NCLT and the High Court of Delhi, was critical to the revival process.

Considering cessation of operations of Go First and with no visibility on the resumption of operations along with adverse developments, the Company believes that there is significant uncertainty with respect to amounts recoverable from Go First and therefore, during the year ended March 31, 2024, the Company recorded an impairment provision of USD 10,047.

Further, the High Court of Delhi, directed DGCA to deregister the aircrafts leased by Go First. Consequently, DGCA had deregistered all 54 aircrafts and the lessors had reclaimed their aircrafts. On January 20, 2025, the NCLT ordered the liquidation of Go First following a request from Committee of Creditors.

25)
OTHER NON-CURRENT ASSETS

	As at March 31
Particulars	2024	2025
Prepaid expenses	85	402
Total	85	402

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

26)
CAPITAL AND RESERVES

A. Share Capital and Share Premium

	Ordinary Shares			Class B Shares
Particulars	Number	Share capital	Share premium	Number	Share capital	Share premium
Balance as at April 1, 2023	66,462,562	33	839,442	39,667,911	20	1,217,920
Shares issued during the year on exercise of share based awards	3,652,013	2	103,855	—	—	—
Balance as at March 31, 2024	70,114,575	35	943,297	39,667,911	20	1,217,920
Balance as at April 1, 2024	70,114,575	35	943,297	39,667,911	20	1,217,920
Shares issued during the year on exercise of share based awards	1,479,937	1	42,228	—	—	—
Treasury shares acquired	(236,012)	—	—	—	—	—
Balance as at March 31, 2025	71,358,500	36	985,525	39,667,911	20	1,217,920

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

During the year ended March 31, 2025, the Company purchased 236,012 ordinary shares pursuant to share repurchase plan from the open market at the prevailing market price amounting to USD 21,722, including directly attributable cost. This share repurchase plan was approved by the board of directors on October 31, 2023.

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

B. Nature and purpose of reserves

i. Foreign currency translation reserve

The translation reserve comprises foreign currency differences arising from the translation of the financial statements of the India, Singapore, Malaysia, Hong Kong, Thailand, the United Arab Emirates, Peru, Colombia, Vietnam, Cambodia, the Kingdom of Saudi Arabia and Indonesia subsidiaries, from their respective functional currencies to the Company's presentation currency.

ii. Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of equity investments at FVOCI.

iii. Share-based payment reserve

Share based payment reserve comprises the value of equity-settled share based awards provided to employees including key management personnel, as part of their remuneration.

iv. Equity component of convertible notes

It represents equity component of convertible notes issued in the year ended March 31, 2021. (refer note 28)

v. Treasury shares reserve

The treasury shares reserve comprises of the amount paid for repurchase of Parent Company’s ordinary shares. As at March 31, 2025 the Group held 236,012 shares of the Parent Company's ordinary shares as treasury shares.

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

27)
EARNINGS (LOSS) PER SHARE

The following is the reconciliation of the earnings or loss attributable to ordinary shareholders (including Class B shareholders) and weighted average number of ordinary shares (including Class B shares) used in the computation of basic and diluted earnings (loss) per share for the year ended March 31, 2023, 2024 and 2025:

	For the year ended March 31
Particulars	2023	2024	2025
Earnings (loss) attributable to ordinary shareholders (including Class B shareholders) used in computing basic earnings (loss) per share (A)	(11,321)	216,801	95,101
Interest expense and changes in carrying amount of convertible notes, net of tax	—	(10,857)	—
Earnings (loss) attributable to ordinary shareholders (including Class B shareholders) used in computing diluted earnings (loss) per share (B)	(11,321)	205,944	95,101
Weighted average number of ordinary shares (including Class B shares) outstanding used in computing basic earnings (loss) per share (C)	109,656,200	111,094,561	112,592,774
Dilutive effect of conversion of convertible notes	—	5,934,810	—
Dilutive effect of share based awards	—	1,206,485	1,945,409
Weighted average number of ordinary shares (including Class B shares) outstanding used in computing dilutive earnings (loss) per share (D)	109,656,200	118,235,856	114,538,183

Earnings (loss) per share (in USD)
Basic (A/C)	(0.10)	1.95	0.84
Diluted (B/D)	(0.10)	1.74	0.83

For the year ended March 31, 2025, Nil (March 31, 2024: Nil and March 31, 2023: 1,336,069) employees share based awards, were excluded from the calculation of diluted weighted average number of ordinary shares as their effect would have been anti-dilutive.

For the year ended March 31, 2025, 5,934,810 (March 31, 2024: Nil and March 31, 2023: 5,934,810) ordinary shares issuable on conversion of convertible notes, were excluded from the calculation of diluted weighted average number of ordinary shares as their effect would have been anti-dilutive.

28)
LOANS AND BORROWINGS

This note provides information about the contractual terms of Group’s interest bearing loans and borrowings, which are measured at amortized cost. For more information about the Group’s exposure to interest rate, foreign currency and liquidity risk, refer note 5 and 34.

	As at March 31
Particulars	2024	2025
Non-current liabilities
Secured bank loans	2,609	3,118
Lease liabilities	12,969	10,777
Convertible notes	201,240	—
Non-current portion of loans and borrowings	216,818	13,895

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

	As at March 31
Particulars	2024	2025
Current liabilities
Current portion of secured bank loans	1,117	1,485
Current portion of lease liabilities	3,689	4,582
Current portion of convertible notes	—	216,075
Current portion of loans and borrowings	4,806	222,142

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

On January 17, 2024, the Company had notified holders of the Notes, of the right, at the option such holder, to require the Company to repurchase at par all of such holder’s Notes or any portion thereof that is an integral multiple of USD 1,000 principal amount for cash on February 15, 2024, or the Repurchase Right, if properly tendered by the holders subject to the terms and conditions set forth. However, no notes were tendered for repurchase. The next repurchase date will be February 15, 2026 as per the agreement.

Consequent to aforementioned event, the Company had adjusted the gross carrying amount of the Notes at the present value of the estimated future contractual cash flows that are discounted up to next repurchase date at the original effective interest rate to reflect actual and revised estimated contractual cash flows. The difference of USD 30,578 between the gross carrying amount as at February 15, 2024 and revised gross carrying amount was recognised in statement of profit or loss as reversal of finance cost (refer note 16), being change in carrying value of financial liabilities measured at amortised cost during the year ended March 31, 2024. The revised carrying amount of the Notes will be accreted up to the principal amount over a remaining period of 0.88 years (March 31, 2024: 1.88 years) representing the next date on which the amount could be required to be paid to the Notes holders.

Terms and repayment schedule of secured bank loans, lease liabilities and convertible notes:

				As at March 31, 2024		As at March 31, 2025
Particulars	Currency	Interest rate	Year of maturity	Original value	Carrying amount	Original value	Carrying amount
Secured bank loans	INR	7%-10%	2024 - 2030	4,961	3,726	6,595	4,603
Lease liabilities	Multiple	2%-12%	2024 - 2029	42,536	16,658	45,091	15,359
Convertible notes	USD	7.39%	2026	230,000	201,240	230,000	216,075

The bank loans are secured over motor vehicles with a carrying amount of USD 5,264 as at March 31, 2025 (March 31, 2024: USD 4,184).

The information related to contractual maturities of lease liabilities is disclosed in note 34.

Credit facilities

The Group has fund based limits with various banks amounting to USD 32,901 as at March 31, 2025 (March 31, 2024: USD 25,897). Additionally, in order to increase Statement of Financial Position flexibility and provide a back-up source of liquidity for any contingencies or investment opportunities, the Group has secured credit and guarantee facilities of USD 70,000 from an affiliate of Group's largest shareholder. As at March 31, 2025, the Group has drawn Nil (March 31, 2024: Nil) against these limits.

As at March 31, 2025, the Group has non-fund based limits of USD 57,775 (March 31, 2024: USD 58,281) for bank guarantees, primarily in favor of International Air Transport Association ('IATA') and other suppliers from various banks, against any payment default by the Company. Against these limits, the Group has pledged certain bank balances, term deposits, property, plant and equipment [excluding land, building, motor vehicles and buildings (right of use)] and trade receivables ('security') of USD 167,228 (March 31, 2024: USD 129,353) of various subsidiaries. However, in case of default, enforcement of security is limited to the extent of amount due against withdrawn limits. As at March 31, 2025 and March 31, 2024, the Parent Company has issued guarantees to banks in respect of credit facilities granted to MakeMyTrip (India) Private Limited.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Reconciliation of movements of liabilities to cash flows arising from financing activities:

Changes in cash flows from financing activities

	Liabilities
	Secured bank loans	Lease liabilities	Convertible notes	Total
Balance as at April 1, 2022	1,392	13,952	201,240	216,584

Proceeds from bank loans	2,168	—	—	2,168
Repayment of bank loans	(749)	—	—	(749)
Acquired through business combination	—	199	—	199
Additions to lease liabilities	—	7,255	—	7,255
Adjustment due to modifications	—	(1,435)	—	(1,435)
Payment of lease liabilities	—	(2,415)	—	(2,415)
Interest accrued	189	1,554	14,878	16,621
Interest paid	(189)	(1,554)	—	(1,743)
Effect of change in foreign exchange rates	(144)	(1,177)	—	(1,321)
Balance as at March 31, 2023	2,667	16,379	216,118	235,164

Proceeds from bank loans	2,114	—	—	2,114
Repayment of bank loans	(1,009)	—	—	(1,009)
Acquired through business combination	—	115	—	115
Additions to lease liabilities	—	3,540	—	3,540
Adjustment due to modification/change in estimate	—	(26)	(30,578)	(30,604)
Payment of lease liabilities	—	(3,105)	—	(3,105)
Interest accrued	266	1,783	15,700	17,749
Interest paid	(266)	(1,783)	—	(2,049)
Effect of change in foreign exchange rates	(46)	(245)	—	(291)
Balance as at March 31, 2024	3,726	16,658	201,240	221,624

Proceeds from bank loans	2,435	—	—	2,435
Repayment of bank loans	(1,455)	—	—	(1,455)
Acquired through business combination	—	22	—	22
Additions to lease liabilities	—	2,958	—	2,958
Adjustment due to modification	—	(123)	—	(123)
Payment of lease liabilities	—	(3,763)	—	(3,763)
Interest accrued	405	1,697	14,835	16,937
Interest paid	(405)	(1,697)	—	(2,102)
Effect of change in foreign exchange rates	(103)	(393)	—	(496)
Balance as at March 31, 2025	4,603	15,359	216,075	236,037

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

29)
OTHER CURRENT LIABILITIES

	As at March 31
Particulars	2024	2025
Statutory liabilities	26,820	23,188
Employee related payables	8,467	8,250
Refund due to customers	45,870	51,011
Deferred income	105	—
Other liabilities (related to business combination) (refer note 7 (c) and 7 (e))	—	4,390
Total	81,262	86,839

30)
OTHER NON-CURRENT LIABILITIES

	As at March 31
Particulars	2024	2025
Deferred income	5	—
Other liabilities (related to business combinations) (refer note 7 (c) and (d))	12,438	12,396
Total	12,443	12,396

31)
TRADE AND OTHER PAYABLES

	As at March 31
Particulars	2024	2025
Trade payables	67,054	91,237
Accrued expenses	51,494	55,762
Total	118,548	146,999

The Group's exposure to currency and liquidity risk related to trade and other payables is disclosed in note 5 and 34.

32)
EMPLOYEE BENEFITS

	As at March 31
Particulars	2024	2025
Net defined benefit liability	9,316	12,033
Other long term employee benefit (liability for compensated absences)	2,346	2,672
Total employee benefit liabilities	11,662	14,705

	As at March 31
Particulars	2024	2025
Present value of unfunded obligation	9,316	12,033
Total	9,316	12,033

Defined Benefit Plan

The Group’s gratuity scheme for the employees of its Indian subsidiaries is a defined benefit plan. The plan in Q2T and Simplotel is funded, whereas plan for the rest of Indian subsidiaries are unfunded. Gratuity is paid as a lump sum amount to employees at retirement or termination of employment at an amount based on the respective employee’s eligible salaries and the years of employment with the Group.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

A. Movement in the net defined benefit liability

The following table shows a reconciliation from the opening balances to the closing balances for the net defined liability and its components:

Particulars	Defined benefit obligation		Fair value of plan assets		Net defined benefit liability
	As at March 31		As at March 31		As at March 31
	2024	2025	2024	2025	2024	2025
Opening balance	7,245	9,467	(155)	(151)	7,090	9,316
Acquired through business combination (refer note 7 (d) and 7 (e))	95	271	—	—	95	271

Included in profit or loss
Current service cost	1,180	1,687	—	—	1,180	1,687
Past service cost (credit)	(307)	—	—	—	(307)	—
Interest cost (income)	492	636	(11)	(9)	481	627
	1,365	2,323	(11)	(9)	1,354	2,314
Included in other comprehensive income
Remeasurement loss (gain) :
-Actuarial loss (gain) arising from :
-demographic assumptions	854	(20)	—	—	854	(20)
-financial assumptions	17	417	—	—	17	417
-experience adjustment	340	441	—	—	340	441
-Return on plan assets excluding interest income	—	—	1	1	1	1
	1,211	838	1	1	1,212	839
Effects of movement in foreign exchange rates	(118)	(259)	3	3	(115)	(256)
Other
Contribution by employer	—	—	(2)	(11)	(2)	(11)
Benefits paid	(331)	(481)	13	41	(318)	(440)
Closing balance	9,467	12,159	(151)	(126)	9,316	12,033

Represented by:

	As at March 31
Particulars	2024	2025
Net defined benefit liability	9,316	12,033
Net defined benefit assets	—	—
	9,316	12,033

During the year ended March 31, 2024, the gratuity plan for the employees was amended for revision in the underlying ceiling limits.

B. Actuarial assumptions

Principal actuarial assumptions are given below:

As at March 31
Particulars	2024	2025
Discount rate (per annum)	6.90%-7.00%	6.40%-6.50%
Future salary growth (per annum)	7.00%-11.00%	7.00%-12.00%
Withdrawal rate	5.00%-25.00%	6.00%-25.00%

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

C. Sensitivity analysis

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

	For the year ended March 31
Particulars	2024		2025
	Increase	Decrease	Increase	Decrease
Discount rate (1% movement)	(560)	630	(730)	822
Future salary growth (1% movement)	594	(542)	771	(703)
Withdrawal rate (5%-10% movement)	(884)	1,853	(1,274)	2,788

D. Plan assets

Plan assets comprise the following:

	As at March 31
Particulars	2024	2025
Funds managed by the insurer	100%	100%

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

G. Expected benefit payments for the year ending:

Amount
March 31, 2026	1,464
March 31, 2027	1,508
March 31, 2028	2,300
March 31, 2029	1,964
March 31, 2030	2,432
Thereafter	11,792

H. The Group expects to pay USD 39 in contributions to its defined benefit plans in the next annual reporting period.

I. The weighted average duration of the defined benefit obligation is 3-8 years (March 31, 2024: 3-8 years).

33)
SHARE BASED PAYMENT

Description of the share based payment arrangements

As at March 31, 2024 and 2025, the Group had the following equity-settled share based payment arrangement programs:

a)
Share Incentive Plan
i)
Restricted Share Units (RSUs)

In 2010, the Group approved a share incentive plan in Mauritius, named the MakeMyTrip 2010 Share Incentive Plan (“Share Incentive Plan”). During the years ended March 31, 2023, 2024 and 2025, the Group granted restricted share units, or RSUs, under the plan to eligible employees. Each restricted share unit represents the right to receive one common share. The fair value of each restricted share unit is the market price of one common share of the Group on the date of grant.

Terms and Conditions of the RSUs

The terms and conditions relating to the RSUs grants under this Share Incentive Plan are given below:

Grant details	Number of instruments	Vesting conditions	Contractual life of RSUs
RSUs granted during the year ended March 31, 2023	1,455,554	Refer notes	4 – 8 years
RSUs granted during the year ended March 31, 2024	829,578	Refer notes	4 – 8 years
RSUs granted during the year ended March 31, 2025	578,796	Refer notes	4 – 8 years

Notes:

Of the RSUs granted during the year ended March 31, 2025:

- 301,167 (March 31, 2024: 571,784 and March 31, 2023: 1,120,117) RSUs have graded vesting over 4 years: 25% on the expiry of 12 months from the grant date, 25% on the expiry of 24 months from the grant date, 25% on the expiry of 36 months from the grant date, 25% on the expiry of 48 months from the grant date.

- Nil (March 31, 2024: Nil and March 31, 2023: 335,274) RSUs have 100% vesting on September 30, 2025 and Nil (March 31, 2024: 209,731 and March 31, 2023: Nil) RSUs have 100% vesting on September 30, 2026 and 121,232 (March 31, 2024: Nil and March 31, 2023: Nil) RSUs have 100% vesting during the quarter ended September 30, 2027. Further, the Group's estimate of the number of shares to be issued is adjusted upward or downward based upon the probability of achievement of the factors like Group performance (revenue, profit and gross merchandise value) of next three financial years and service condition. Maximum shares the employees are eligible to receive under this scheme are 150% of the total RSUs granted. For the grants given in financial year ended March 31, 2022, there has been a upward adjustment of 138,615 number of RSUs based on the Group's performance for the financial year ended March 31, 2022, 2023 and 2024.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

- 13,379 (March 31, 2024: Nil and March 31, 2023: Nil) RSUs were fully vested on expiry of six months from the grant date.

- 4,403 (March 31, 2024: 48,063 and March 31, 2023: 163) RSUs were fully vested on the grant date.

- These RSUs can be exercised within a period of 48 months from the date of vesting or within a period of 6 months from the date of termination of employment, whichever is earlier.

The number and weighted average exercise price of RSUs under share incentive plan are as follows:

	Weighted Average Exercise Price per share (USD)	Number of Awards	Weighted Average Exercise Price per share (USD)	Number of Awards	Weighted Average Exercise Price per share (USD)	Number of Awards
	For the year ended March 31
Particulars	2023	2023	2024	2024	2025	2025
Outstanding at the beginning of the year	0.0005	7,445,641	0.0005	7,773,744	0.0005	5,041,216
Granted during the year	0.0005	1,455,554	0.0005	829,578	0.0005	578,796
Forfeited and expired during the year	0.0005	(369,630)	0.0005	(178,993)	0.0005	(89,567)
Exercised during the year	0.0005	(757,821)	0.0005	(3,383,113)	0.0005	(1,165,497)
Outstanding at the end of the year	0.0005	7,773,744	0.0005	5,041,216	0.0005	4,364,948
Exercisable at the end of the year	0.0005	4,327,478	0.0005	2,234,132	0.0005	2,416,977

The grant date fair value of RSUs granted during the year is in the range of USD 55.00 to USD 105.29 (March 31, 2024: USD 24.00 to USD 55.42 and March 31, 2023: USD 24.25 to USD 32.62).

The RSUs outstanding at March 31, 2025 have an exercise price per share of USD 0.0005 (March 31, 2024: USD 0.0005 and March 31, 2023: USD 0.0005) and a weighted average remaining contractual life of 4.0 years (March 31, 2024: 4.3 years and March 31, 2023: 3.9 years).

During the year ended March 31, 2025, share based payment expense recognized under personnel expenses (refer note 13) amounted to USD 35,927 (March 31, 2024: USD 36,936 and March 31, 2023: USD 34,651) for the RSUs granted under the Share Incentive Plan.

ii) Employee Stock Options (ESOPs)

In 2010, the Group approved a share incentive plan in Mauritius, named the MakeMyTrip 2010 Share Incentive Plan (“Share Incentive Plan”). Each ESOP represents the right to receive one hundred common equity shares of the Group. No options were granted during the years ended March 31, 2023, 2024 and 2025, respectively.

The number and weighted average exercise price of ESOPs under share incentive plan are as follows:

	Weighted Average Exercise Price per ESOP (USD)	Number of Awards	Weighted Average Exercise Price per ESOP (USD)	Number of Awards	Weighted Average Exercise Price per ESOP (USD)	Number of Awards
	For the year ended March 31
Particulars	2023	2023	2024	2024	2025	2025
Outstanding at the beginning of the year	2,229	19,489	2,229	18,502	2,229	15,813
Exercised during the year	2,229	(987)	2,229	(2,689)	2,229	(3,144.4)
Outstanding at the end of the year	2,229	18,502	2,229	15,813	2,229	12,668.6
Exercisable at the end of the year	2,229	18,502	2,229	15,813	2,229	12,668.6

The ESOPs outstanding at March 31, 2025 have an exercise price per option of USD 2,229 (March 31, 2024: USD 2,229 and March 31, 2023: USD 2,229) and a weighted average remaining contractual life of 4.7 years (March 31, 2024: 1.4 years and March 31, 2023: 2.4 years), after the extension of the expiry date of outstanding ESOPs during the year ended March 31, 2025.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

During the year ended March 31, 2025, share based payment expense recognized under personnel expenses (refer note 13) amounted to USD Nil (March 31, 2024: Nil and March 31, 2023: USD 966) for the ESOPs granted under the Share Incentive Plan.

b) Employee Stock Option Plan 2015 ("Simplotel Plan 2015")

In 2015, Simplotel, one of the Group’s subsidiary (refer note 7 (c)), approved a share option plan in India, named the Employees Stock Option Plan 2015, hereinafter referred as "Simplotel Plan 2015". During the year ended March 31, 2025, Nil Simplotel Employee Stock Options ("Simplotel ESOP") (March 31, 2024: 192, March 31, 2023: Nil) were granted to employees. Each Simplotel ESOP represents the right to receive one equity share of Simplotel.

The number and weighted average exercise price of Simplotel ESOP under the Simplotel Plan 2015 are as follows:

	Weighted Average Exercise Price per Simplotel ESOP (USD)	Number of Awards	Weighted Average Exercise Price per Simplotel ESOP (USD)	Number of Awards	Weighted Average Exercise Price per Simplotel ESOP (USD)	Number of Awards
	For the year ended March 31
Particulars	2023	2023	2024	2024	2025	2025
Outstanding at beginning of the year	0.12	1,073	0.12	1,065	0.12	1,202
Granted during the year	—	—	0.12	192	—	—
Forfeited and expired during the year	0.12	(8)	0.12	(55)	0.12	(49)
Outstanding at the end of the year	0.12	1,065	0.12	1,202	0.12	1,153
Exercisable at the end of the year	0.12	947	0.12	949	0.12	992

Inputs for Measurement of Grant Date Fair Values of Simplotel ESOP Plan

For the year ended March 31, 2024
Fair value of ESOP and assumptions
Share price at grant date (USD)	442.90
Fair value at grant date (USD)	442.90
Exercise price (USD)	0.12
Expected volatility	46.50%
Expected term	6 years
Expected dividends	—
Risk-free interest rate	7.60%

During the year ended March 31, 2024, 192 Simplotel ESOPs have graded vesting over 4 years: 10% will vest on completion of one year from the grant date, remaining Simplotel ESOPs will equally vest quarterly thereafter in the remaining 3 years in the ratio of 20% in second year, 30% in third year and 40% in fourth year from the date of grant.

The Simplotel ESOPs outstanding at March 31, 2025 have an exercise price per Simplotel ESOP of USD 0.12 (March 31, 2024: USD 0.12, March 31, 2023: 0.12). The weighted average remaining contractual life of the Simplotel ESOPs granted under this plan is 9.5 years (March 31, 2024: 10 years).

During the year ended March 31, 2025, share based payment expense recognized under personnel expenses (refer note 13) amounted to USD 22 (March 31, 2024: USD 1, March 31, 2023: USD 26), for the Simplotel ESOPs granted under Simplotel Plan 2015.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

c) Book My Forex Employees Stock Option Plan, 2022 ("BMF Plan 2022")

In 2022, BMF, one of the Group’s subsidiary (refer note 7 (b)), approved a plan in India, named it Book My Forex Employees Stock Option Plan, 2022, hereinafter referred as "BMF Plan 2022". During the year ended March 31 2025, 476 BMF Employee Stock Options ("BMF ESOPs") (March 31, 2024: 2,490, March 31, 2023: Nil) were granted to employees. Each BMF ESOP represents the right to receive one equity share of BMF.

The number and weighted average exercise price of BMF ESOPs under the BMF Plan 2022 are as follows:

	Weighted Average Exercise Price per BMF ESOP (USD)	Number of Awards	Weighted Average Exercise Price per BMF ESOP (USD)	Number of Awards
	For the year ended March 31
Particulars	2024	2024	2025	2025
Outstanding at beginning of the year	—	—	0.12	2,490
Granted during the year	0.12	2,490	0.12	476
Forfeited and expired during the year	—	—	0.12	(249)
Outstanding at the end of the year	0.12	2,490	0.12	2,717
Exercisable at the end of the year	—	—	0.12	1,162

Inputs for Measurement of Grant Date Fair Values of BMF Plan 2022

For the year ended March 31, 2024
Fair value of BMF ESOP and assumptions
Share price at grant date (USD)	16.65
Fair value at grant date (USD)	16.65
Exercise price (USD)	0.12
Expected volatility	46.40%
Expected term	6 years
Expected dividends	—
Risk-free interest rate	7.32%

Notes:

Of the BMF ESOPs granted during the year ended March 31, 2025:

-Nil (March 31, 2024: 1,992) BMF ESOPs have graded vesting over 2 years: 50% will vest on completion of one year from the grant date and remaining 50% will vest on completion of two years from the grant date.

-476 (March 31, 2024: 498) BMF ESOPs have graded vesting over 3 years: one third will vest on completion of one, two and three years from the grant date respectively.

The BMF ESOPs outstanding at March 31, 2025 have an exercise price per BMF ESOP of USD 0.12 (March 31, 2024: USD 0.12). The weighted average remaining contractual life of the BMF ESOPs granted under this plan is 11.7 years (March 31, 2024: 10.6 years).

During the year ended March 31, 2025, share based payment expense recognized under personnel expenses (refer note 13) amounted to USD 7 (March 31, 2024: USD 26), for the BMF ESOPs granted under BMF Plan 2022.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

d) Savaari Car Rentals Private Limited Employee Stock Option Plan

i. 2013 Employee Stock Option Plan ("Savaari Plan 2013")

In 2013, Savaari, one of the Group’s subsidiary (refer note 7 (d)), approved a share option plan in India, named it 2013 Employee Stock Option Plan, hereinafter referred as "Savaari Plan 2013". Each Savaari ESOP represents the right to receive one equity share of Savaari. No Savaari ESOPs were granted during the year ended March 31, 2024 and 2025 under this plan.

The number and weighted average exercise price of Savaari ESOPs under the Savaari Plan 2013 are as follows:

	Weighted Average Exercise Price per Savaari ESOP (USD)	Number of Awards	Weighted Average Exercise Price per Savaari ESOP (USD)	Number of Awards
	For the year ended March 31
Particulars	2024	2024	2025	2025
Outstanding at the date of acquisition / Outstanding at beginning of the year	0.01	30,710	0.01	30,685
Forfeited and expired during the year	0.01	(25)	0.01	(8,689)
Exercised during the year*	—	—	0.01	(14,101)
Outstanding at the end of the year	0.01	30,685	0.01	7,895
Exercisable at the end of the year	0.01	30,637	0.01	7,895

The Savaari ESOPs outstanding at March 31, 2025 have an exercise price per Savaari ESOP of USD 0.01 (March 31, 2024: USD 0.01). The weighted average remaining contractual life of the Savaari ESOPs granted under this plan is 5 years (March 31, 2024: 6.1 years).

During the year ended March 31, 2025, share based payment expense recognized under personnel expenses (refer note 13) amounted to Nil (March 31, 2024: USD ^), for the Savaari ESOPs granted under Savaari Plan 2013.

* During the year ended March 31, 2025, Savaari has settled 16,992 Savaari ESOPs by paying a cash consideration of USD 122.

^ less than 1

ii. Employee Stock Option Plan-2024 ("Savaari Plan 2024")

During the year ended March 31, 2025 , Savaari, one of the Group’s subsidiary, approved a share option plan in India, named it Employee Stock Option Plan-2024, hereinafter referred as "Savaari Plan 2024". Each Savaari 2024 ESOP represents the right to receive one equity share of Savaari. 23,308 Savaari 2024 ESOPs were granted during the year ended March 31, 2025 under this plan.

The number and weighted average exercise price of Savaari 2024 ESOPs under the Savaari Plan 2024 are as follows:

	Weighted Average Exercise Price per share (USD)	Number of Awards
	For the Year ended March 31
Particulars	2025	2025
Outstanding at beginning of the year	—	—
Granted during the year	0.01	23,308
Forfeited and expired during the year	0.01	(5,158)
Outstanding at the end of the year	0.01	18,150

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Inputs for Measurement of Grant Date Fair Values of Savaari Plan 2024

For the year ended March 31
Fair value of Savaari 2024 ESOP and assumptions
Share price at grant date (USD)	16.48
Fair value at grant date (USD)	16.48
Exercise price (USD)	0.01
Expected volatility	37.32%
Expected term	5 years
Expected dividends	—
Risk-free interest rate	6.47%

Notes:

Of the Savaari 2024 ESOPs granted during the year ended March 31, 2025:

-1,650 Savaari 2024 ESOPs have 100% vesting on completion of one year from the grant date.

-21,658 Savaari 2024 ESOPs have graded vesting over 5 years: 20% on the expiry of 12 months from the grant date, 20% on the expiry of 24 months from the grant date, 20% on the expiry of 36 months from the grant date, 20% on the expiry of 48 months from the grant date, 20% on the expiry of 60 months from the grant date.

The Savaari 2024 ESOPs outstanding at March 31, 2025 have an exercise price per Savaari 2024 ESOP of USD 0.01. The weighted average remaining contractual life of the Savaari 2024 ESOPs granted under this plan is 7.5 years.

During the year ended March 31, 2025, share based payment expense recognized under personnel expenses (refer note 13) amounted to USD 62 for the Savaari 2024 ESOPs granted under Savaari Plan 2024.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

34)
FINANCIAL INSTRUMENTS

a) Credit Risk

Exposure to Credit Risk

The carrying amount of financial assets and contract assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was as follows:

	As at March 31
Particulars	2024	2025
Contract assets	253	507
Trade and other receivables	99,646	150,022
Receivable from related party	24	—
Term deposits	280,688	254,416
Cash and cash equivalents (except cash in hand)	326,907	508,627
Total	707,518	913,572

The cash and cash equivalents and term deposits are mainly held with banks, which are rated A+, A, AA-, A-, BBB, BB+, BB-, Ba1, based on (rating agency Fitch) ratings. The Group considers that its cash and cash equivalents and term deposits have low credit risk based on the external credit ratings of the counterparties.

The maximum exposure to credit risk for trade and other receivables and contract assets at the reporting date, categorised by type of counterparty was as follows:

	As at March 31
Particulars	2024	2025
Airlines	28,549	35,212
Retail customers	1,856	2,304
Corporate customers	48,465	81,818
Deposits with hotels and others	9,804	12,148
Others	11,225	19,047
Total	99,899	150,529

Impairment Losses

The Group uses a provision matrix to compute the expected credit loss allowance for contract assets and trade and other receivables. The provision matrix takes into account available external and internal credit risk factors such as credit default and the Group's historical experience with customers.

The age of trade and other receivables and contract assets at the reporting date was as follows:

	As at March 31
	2024		2025
Particulars	Gross	Impairment	Gross	Impairment
Not past due	55,815	—	84,968	—
Past due 0-30 days	25,361	—	28,649	—
Past due 30-120 days	14,606	—	26,499	—
More than 120 days	7,316	3,199	14,265	3,852
Total	103,098	3,199	154,381	3,852

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

The movement in the allowance for impairment in respect of trade and other receivables and contract assets during the year was as follows:

	For the year ended March 31
Particulars	2024	2025
Balance at the beginning of the year	2,614	3,199
Allowance for impairment	837	1,168
Amounts written off against the allowance	(201)	(464)
Effects of movement in exchange rate	(51)	(51)
Balance at the end of the year	3,199	3,852

Allowance for impairment mainly represents amounts due from airlines and corporate customers. Based on historical experience, the Group believes that no impairment allowance is necessary, apart from above, in respect of trade and other receivables and contract assets.

b) Liquidity risk

The following are the remaining contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

As at March 31, 2024

Non-derivative financial liabilities	Carrying amount	Contractual cash flows*	6 months or less	6 -12 months	1 -2 years	2 -5 years	More than 5 years
Convertible notes	201,240	230,000	—	—	230,000	—	—
Lease liabilities	16,658	20,689	2,790	2,601	5,345	9,953	—
Secured bank loans	3,726	4,325	710	682	1,230	1,703	^
Trade and other payables	118,548	118,548	118,548	—	—	—	—
Other liabilities (related to business combinations)	12,438	12,438	—	—	—	12,438	—
Refund due to customers	45,870	45,870	45,870	—	—	—	—
Total	398,480	431,870	167,918	3,283	236,575	24,094	^

Notes: ^ less than 1

* Represents undiscounted cash flows of interest and principal

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

As at March 31, 2025

Non-derivative financial liabilities	Carrying amount	Contractual cash flows*	6 months or less	6 -12 months	1 -2 years	2 -5 years	More than 5 years
Convertible notes	216,075	230,000	—	230,000	—	—	—
Lease liabilities	15,359	18,291	3,123	2,963	5,368	6,837	—
Secured bank loans	4,603	5,332	942	895	1,440	2,055	^
Trade and other payables	146,999	146,999	146,999	—	—	—	—
Other liabilities (related to business combinations)	16,786	16,786	—	4,390	—	12,396	—
Refund due to customers	51,011	51,011	51,011	—	—	—	—
Total	450,833	468,419	202,075	238,248	6,808	21,288	^

Notes: ^ less than 1

* Represents undiscounted cash flows of interest and principal

The balanced view of liquidity and financial indebtedness (excluding lease liabilities) is stated in the table below:

	As at March 31
Particulars	2024	2025
Cash and cash equivalents, net of bank overdraft	327,065	508,362
Term deposits	280,688	254,416
Loans and borrowings	(204,966)	(220,678)
Net cash position	402,787	542,100

In order to achieve Group's objective to maintain sufficient liquidity to meet its liabilities when they are due, the Group has availed various credit facilities (refer note 28).

c) Market Risk

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

The Group’s exposure to foreign currency risk was based on the following amounts as at the reporting dates (in equivalent USD) was as follows:

Between USD and INR

	As at March 31
Particulars	2024	2025
Trade and other receivables	2,629	4,105
Trade and other payables	(218,083)	(201,045)
Cash and cash equivalents	5	76
Net exposure	(215,449)	(196,864)

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Between AED and INR

	As at March 31
Particulars	2024	2025
Trade and other receivables	41,381	40,281
Trade and other payables	(1,923)	(1,341)
Cash and cash equivalents	38	20
Net exposure	39,496	38,960

Between INR and AED

	As at March 31
Particulars	2024	2025
Trade and other receivables	82,449	80,388
Net exposure	82,449	80,388

The following significant exchange rates have been applied during the year and as at year end:

	Average exchange rate per unit		Reporting date rate per unit
	For the year ended March 31		As at March 31
Particulars	2024	2025	2024	2025
INR 1 to USD 1	0.0121	0.0118	0.0120	0.0117
INR 1 to AED 1	0.0444	0.0434	0.0441	0.0430
AED 1 to INR 1	22.5401	23.0235	22.6913	23.2684

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

	For the year ended March 31
Particulars	2024	2025
	Profit or loss
10% strengthening of USD against INR	(21,545)	(19,686)
10% strengthening of AED against INR	3,950	3,896
10% strengthening of INR against AED	8,245	8,039

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Fair values

Fair Values versus Carrying Amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

		As at March 31, 2024		As at March 31, 2025
Particulars	Note	Carrying amount	Fair value	Carrying amount	Fair value

Financial assets measured at fair value
Other investments - equity securities (FVOCI)	9	452	452	—	—
Other investments - equity securities (FVTPL)	9	591	591	591	591
Other investments - other securities (FVTPL)	9	242	242	305	305
		1,285	1,285	896	896

Financial assets not measured at fair value (amortised cost)
Trade and other receivables	21	99,646	99,646	150,022	150,022
Term deposits	23	280,688	280,688	254,416	254,416
Cash and cash equivalents	22	327,065	327,065	508,898	508,898
Receivable from related party	24	24	24	—	—
Other investments - other securities	9	76	76	76	76
		707,499	707,499	913,412	913,412

Financial liabilities measured at fair value
Other liabilities (related to business combinations)	29,30	12,438	12,438	16,786	16,786
		12,438	12,438	16,786	16,786

Financial liabilities not measured at fair value (amortised cost)
Secured bank loans	28	3,726	3,726	4,603	4,603
Bank overdraft	22	—	—	536	536
Trade and other payables	31	118,548	118,548	146,999	146,999
Refund due to customers	29	45,870	45,870	51,011	51,011
Convertible notes	28	201,240	197,698	216,075	214,262
		369,384	365,842	419,224	417,411

The fair value measurements of financial assets and liabilities reported above have been categorized as Level 1 and Level 3 fair values based on the inputs to the valuation techniques used.

Fair value of trade and other receivables, term deposits, cash and cash equivalents, receivable from related party, trade and other payables, bank overdraft and refund due to customers reasonably approximates to its carrying amount.

The fair value of convertible notes is determined using discounted cash flows. The valuation model considers the present value of expected payments, discounted using a risk-adjusted discount rate.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Fair value hierarchy

The table below analyses financial instruments carried at fair value by valuation method. The different levels have been defined as follows:

•
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•
Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
•
Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	As at March 31, 2024
Particulars	Level 1	Level 2	Level 3	Total

Other investments - equity securities (FVOCI)	—	—	452	452
Other investments - equity securities (FVTPL)	—	—	591	591
Other investments - other securities (FVTPL)	242	—	—	242
Total	242	—	1,043	1,285
Other liabilities (related to business combinations)	—	—	12,438	12,438
Total	—	—	12,438	12,438

	As at March 31, 2025
Particulars	Level 1	Level 2	Level 3	Total

Other investments - equity securities (FVTPL)	—	—	591	591
Other investments - other securities (FVTPL)	305	—	—	305
Total	305	—	591	896
Other liabilities (related to business combinations)	—	—	16,786	16,786
Total	—	—	16,786	16,786

There were no transfers between Level 1, Level 2 and Level 3 during the year.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Reconciliation of Level 3 fair values

The following tables shows a reconciliation from the opening balances to the closing balances for Level 3 fair value:

	As at March 31, 2024
Particulars	Derivative	Other liabilities (related to business combinations)	Other investments (equity securities-FVOCI)	Other investments (equity securities - FVTPL)

Opening balances	—	9,368	452	591
Acquired in investment in equity accounted investee (refer note 7(d))	5,084	—	—	—
Acquired in business combinations (refer note 7 (d))	—	7,311	—	—
Total gains and losses recognized in:
—profit or loss	115	215	—	—
—effect of movements in foreign exchange rates	—	(207)	—	—
—equity	—	3,178	—	—
Payment during the year (refer note 7 (a))	—	(7,427)	—	—
Derecognition on discontinuation of equity accounted investment (refer note 7 (d))	(5,199)	—	—	—
Closing balances	—	12,438	452	591

	As at March 31, 2025
Particulars	Other liabilities (related to business combinations)	Other investments (equity securities-FVOCI)	Other investments (equity securities - FVTPL)

Opening balances	12,438	452	591
Acquired in business combinations (refer note 7 (e))	576	—	—
Total gains and losses recognized in:
—other comprehensive income
—change in fair value	—	(452)	—
—effect of movements in foreign exchange rates	(300)	—	—
—equity	4,072	—	—
Closing balances	16,786	—	591

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Valuation Techniques and significant unobservable inputs

The following table shows the valuation techniques used in measuring Level 3 fair values as at March 31, 2024 and March 31, 2025, as well as the significant unobservable inputs used.

Financial Instruments measured at fair value:

Type	Valuation technique	Significant unobservable inputs	Inter- relationship between significant unobservable inputs and fair value measurement
Other investments - equity securities (FVTPL)	Market comparison technique: The valuation model is based on market multiple derived from quoted prices of companies comparable to the investee.	Net revenue multiple: 3.7 - 4.8 (March 31, 2024: 3.7 - 4.8)	The estimated fair value would increase (decrease) if: – the net revenue multiple was higher (lower)
Other liabilities (related to business combinations) - Simplotel

Monte Carlo Simulation (MCS): The valuation model incorporates assumptions as to volatility, risk free interest rate, discount rate, revenue and earnings before interest, tax, depreciation and amortisation (EBITDA).

Volatility: 23.2% - 48.0% (March 31, 2024: 23.8% - 53.5%)
Risk free interest rate: 6.60% (March 31, 2024: 7.13%)
Discount rate: 13.3% - 19% (March 31, 2024: 22.0%)
Revenue for 12 months ended September 30, 2025 - USD 3,054 (March 31, 2024: USD 4,907)
EBITDA (loss) for 12 months ended September 30, 2025 - USD 385 (March 31, 2024: USD (265))

The estimated fair value would increase (decrease) if:
– the volatility was higher (lower)
– the risk free interest rate was lower (higher)
– the discount rate was lower (higher)
– the revenue was higher (lower)
– the EBITDA was higher (lower)

Other liabilities (related to business combinations) - Savaari

Monte Carlo Simulation (MCS): The valuation model incorporates assumptions as to volatility, risk free interest rate, discount rate, net revenue, servicing margin, profit before tax and certain financial parameters.

Volatility: 22.3% - 40.5% (March 31, 2024: 31.2% - 45.0%)
Risk free interest rate: 6.55% (March 31, 2024: 7.17%)
Discount rate: 17.4%-25.0% (March 31, 2024: 17.0%-20.8%)
Net revenue - USD 9,217 - USD 14,575 (March 31, 2024: USD 6,361 - USD 9,674)
Servicing margin - USD 1,424 - USD 2,199 (March 31, 2024: USD 1,790 - USD 2,648)
Profit before tax - USD 2,124 - USD 4,345 (March 31, 2024: USD 1,037 - USD 2,434)
Financial parameters - USD 4,549 - USD 6,656 (March 31, 2024: USD 4,883 - USD 7,064)

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

Notes: * Other financial assets include trade and other receivables, term deposits, cash and cash equivalents, receivable from related party and other investments-other securities. Other financial liabilities include secured bank loans, bank overdraft, trade and other payables, refund due to customers, convertible notes, other liabilities (related to business combinations) and lease liabilities.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Sensitivity Analysis

Other investments – equity securities (FVTPL)

For the fair values of other investments - equity securities (FVTPL), reasonably possible changes of 100 basis points at the reporting date to the significant unobservable input, holding other inputs constant, would have the following effects:

	For the year ended March 31, 2024		For the year ended March 31, 2025
	Profit or loss		Profit or loss
	Increase	Decrease	Increase	Decrease
Net revenue multiple	(4)	4	(4)	4

Other liabilities (related to business combination) - Simplotel

For the fair values of other liabilities (related to business combinations) - Simplotel, reasonably possible changes in significant unobservable inputs at the reporting date, holding other inputs constant, would have the following effects:

	For the year ended March 31, 2024		For the year ended March 31, 2025
	Equity		Equity
	Increase	Decrease	Increase	Decrease
Volatility (1% Movement)	(10)	10	(10)	10
Risk free interest rate (1% Movement)	8	(8)	7	(8)
Discount rate (0.5% Movement)	26	(26)	3	(3)
Revenue for 12 months ended September 30, 2025 (1% Movement)	(42)	42	(15)	14
EBITDA for 12 months ended September 30, 2025 (1% Movement)	—	—	(1)	1

Other liabilities (related to business combination) - Savaari

For the fair values of other liabilities (related to business combinations) - Savaari, reasonably possible changes in significant unobservable inputs at the reporting date, holding other inputs constant, would have the following effects:

	For the year ended March 31, 2024		For the year ended March 31, 2025
	Equity		Equity
	Increase	Decrease	Increase	Decrease
Volatility (1% Movement)	17	(16)	81	(86)
Risk free interest rate (1% Movement)	120	(123)	143	(163)
Discount rate (0.5% Movement)	12	(43)	377	(352)
Net revenue (1% Movement)	(26)	26	(57)	69
Servicing margin (1% Movement)	(15)	15	(17)	17
Profit before tax (1% Movement)	(10)	10	(22)	22
Financial parameters (0.25% Movement)	(197)	124	(834)	1,781

35)
CAPITAL COMMITMENTS

Estimated amount of contracts remaining to be executed on capital account and not provided for (net of advances) aggregate to USD 90 as at March 31, 2025 (March 31, 2024: USD 455).

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

36)
LEASES

Leases as lessee

The Group leases properties mainly for office. The lease typically runs for a period of 1-12 years. Some leases also include common area maintenance charges along with monthly rentals.

Information about leases for which the Group is a lessee is presented below:

i) Right-of-use assets

The Group presents right-of-use assets that do not meet the definition of investment property as 'property, plant and equipment' with the same line item as it presents underlying assets of the same nature that it owns (refer note 18).

	As at March 31
	2024	2025
Opening balance	13,931	13,845
Additions to right-of-use assets	3,792	3,112
Acquired through business combination (refer note 7 (d))	109	—
Derecognition of right-of-use assets	(22)	(113)
Depreciation charged during the year	(3,767)	(4,383)
Effect of movements in foreign exchange rates	(198)	(307)
Closing Balance	13,845	12,154

ii) Amounts recognised in statement of profit or loss

	For the year ended March 31
	2023	2024	2025
Interest on lease liabilities (refer note 16)	1,554	1,783	1,697
Depreciation on right-of-use assets (refer note 18)	3,220	3,767	4,383

iii) Amounts recognised in statement of cash flows

	For the year ended March 31
	2023	2024	2025
Total cash outflows for leases (principal + interest)	3,969	4,888	5,460

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

37)
RELATED PARTIES

Related parties and nature of related party relationships:

Nature of relationship	Name of related parties
Key management personnel	Deep Kalra
Key management personnel	Rajesh Magow
Key management personnel	Mohit Kabra
Key management personnel	Aditya Tim Guleri
Key management personnel	James Jianzhang Liang#
Key management personnel	Paul Laurence Halpin#
Key management personnel	Jane Jie Sun#
Key management personnel	Xing Xiong#
Key management personnel	May Yihong Wu (from May 15, 2024)
Key management personnel	Moshe Rafiah# (from May 15, 2024)
Key management personnel	Hashim Joomye (from May 14, 2025)
Key management personnel	Cindy Xiaofan Wang# (up to May 15, 2024)
Key management personnel	Xiangrong Li (up to May 15, 2024)
Entity providing key management personnel services	IQ EQ Corporate Services (Mauritius) Limited (up to May 14, 2025)
Entity having significant influence over the Company and its subsidiaries	Trip.com Group Limited and its subsidiaries
Equity-accounted investee	Saaranya Hospitality Technologies Private Limited
Equity-accounted investee	PasajeBus SpA
Equity-accounted investee	Savaari Car Rentals Private Limited (from December 1, 2023 to January 17, 2024) (refer note 7 (d))
Equity-accounted investee	Simplotel Technologies Private Limited (up to September 28, 2022) (refer note 8 (a))

# nominees of Trip.com Group, Limited (Trip.com)

(A)
Key management personnel:

Key management personnel compensation comprised:

	For the year ended March 31
Transactions	2023	2024	2025
Short-term employee benefits	1,997	1,937	1,878
Post-employment benefits	88	129	80
Other long-term benefits	14	10	6
Share based payment	12,015	11,425	8,130
Legal and professional	84	84	152
Total	14,198	13,585	10,246

	As at March 31
Balance Outstanding	2024	2025
Employee related payables	589	608
Accrued expenses	75	107

(B)
Entity providing key management personnel services:

	For the year ended March 31
Transactions	2023	2024	2025
Key management personnel services	7	7	8
Consultancy services	20	25	59

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

(C)
Entity having significant influence over the Company and its subsidiaries:

	For the year ended March 31
Transactions	2023	2024	2025
Sale of air ticketing^	768	1,538	4,899
Purchase of air ticketing^	40,954	96,996	78,372
Sale of hotels and packages^	5,192	3,005	14,758
Purchase of hotels and packages^	14,575	16,595	31,401
Commission received	100	51	287
Commission paid	673	402	1,530
Marketing alliances	50	180	1,736
Other operating expenses	4,572	5,268	7,560
Advance given	—	—	596
Advance given received back	—	—	596

^ represents gross amount booked/charged for the air ticketing and hotels and packages transactions.

	As at March 31
Balance Outstanding	2024	2025
Trade and other receivables	344	2,762
Trade payables	6,611	5,965
Advance to suppliers	179	171

(D)
Equity-accounted investees:

a)
Saaranya Hospitality Technologies Private Limited

	For the year ended March 31
Transactions	2023	2024	2025
Repayment of loan given	—	24	24
Interest income	4	2	2

	As at March 31
Balance Outstanding	2024	2025
Receivable from related party	24	—
Interest accrued	*	—

* less than 1

b)
PasajeBus SpA

	For the year ended March 31
Transactions	2023	2024	2025
Ancillary services	168	150	—

	As at March 31
Balance Outstanding	2024	2025
Trade and other receivables	20	19

c)
Savaari Car Rentals Private Limited

	For the year ended March 31
Transactions	2023	2024	2025

Other travel services - purchase for car bookings^	—	493	—
Commission received	—	43	—

^represents gross amount booked/charged for the car bookings

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

(E)
Terms and conditions

All outstanding balances with these related parties are to be settled in cash. None of the balances are secured. No expense has been recognised in the current year or prior year for bad or doubtful debts in respect of amounts owed by related parties.

38)
LIST OF MATERIAL SUBSIDIARIES

Name of entity	Place of Incorporation	Ownership interest as at March 31, 2024	Ownership interest as at March 31, 2025
MakeMyTrip Inc.	Delaware, USA	100%	100%
MakeMyTrip (India) Private Limited	India	100%	100%
Ibibo Group Holdings (Singapore) Pte. Ltd.	Singapore	100%	100%

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