Form 20-F
period 2026-03-31
MakeMyTrip Ltd
filed 2026-07-27
CIK 1495153

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2026

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

Dipak Kumar Bohra

Group Chief Financial Officer

(91-124) 439-5000

groupcfo@go-mmt.com

19th Floor, Building No. 5

DLF Cyber City

Gurugram, India, 122002

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value $0.0005 per share	MMYT	Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report.

Class	Number of Shares Outstanding as of March 31, 2026
Ordinary shares, $0.0005 par value per share (“ordinary shares”)	90,448,984 shares outstanding (including 1,686,012 ordinary shares held as treasury shares)
Class B convertible ordinary shares, par value $0.0005 per share (“Class B Shares”)	5,295,690 shares outstanding

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

Yes ☐ No ☐

CONVENTIONS USED IN THIS ANNUAL REPORT

In this Annual Report, we refer to information regarding the travel service industry and our competitors from market research reports, analyst reports and other publicly available sources, including the Directorate General of Civil Aviation (“DGCA”), the Indian governmental regulatory body for civil aviation. References to “IATA” are to the International Air Transport Association.

In this Annual Report, unless otherwise stated or unless the context otherwise requires, references to “we”, “us”, “our”, “our company” or “our group” are to MakeMyTrip Limited and its subsidiaries collectively, and references to “our holding company” are to MakeMyTrip Limited on a standalone basis.

We conduct our business principally through our wholly-owned Indian subsidiary, MakeMyTrip (India) Limited (formerly known as MakeMyTrip (India) Private Limited) (“MMT India”). References to “MakeMyTrip”, “Goibibo” and “redBus” in this Annual Report refer to our MakeMyTrip, Goibibo and redBus brands respectively.

On February 1, 2023, we completed the transfer of our Goibibo business from ibibo Group Private Limited (“ibibo India”) to MMT India pursuant to a scheme of arrangement between our wholly-owned Indian subsidiaries, MMT India and ibibo India. Our redBus business was retained by ibibo India and ibibo India was subsequently renamed redBus India Private Limited (“redBus India”). On February 1, 2026, redBus India was amalgamated into MMT India pursuant to a composite scheme of amalgamation and arrangement between our wholly-owned Indian subsidiaries, redBus India and MMT India. Following these changes, our MakeMyTrip, Goibibo and redBus India businesses are held by MMT India.

Our other operating subsidiaries include Bitla Software Private Limited (“Bitla”), Book My Forex Private Limited (“BookMyForex”), Flamingo Transworld Private Limited (“Flamingo Transworld”), Flamingo Travels Inc. (“Flamingo Travels”), Ibibo Group Holdings (Singapore) Pte. Ltd. (“ibibo Group”), ibibo Group Pte. Ltd. (“ibibo Singapore”), ITC Bangkok Co., Ltd. (“ITC Bangkok” and together with its subsidiaries, the “ITC Group”), Luxury Tours & Travel Pte. Ltd. (“Luxury Tours”), MakeMyTrip Inc. (“MMT USA”), MakeMyTrip Travel & Tourism L.L.C (“MMT UAE”), ibibo Services FZ-LLC (formerly known as MakeMyTrip FZ-LLC) (“ibibo UAE”), Quest 2 Travel.com India Private Limited (“Quest2Travel”), Savaari Car Rentals Private Limited (“Savaari”), Simplotel Technologies Private Limited (“Simplotel”) and TripMoney Fintech Solutions Private Limited (“TripMoney”).

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

References to “2028 Notes” are to our $230.0 million in aggregate principal amount of 0.00% convertible senior notes due February 15, 2028. References to “2030 Notes” are to our $1,437.5 million in aggregate principal amount of 0.00% convertible senior notes due July 1, 2030.

Our consolidated financial statements and other financial data included in this Annual Report are presented in US dollars. Our business and operations are primarily conducted in India through our Indian subsidiary, MMT India. The functional currency of MMT India is Indian Rupees and its revenues and expenses are denominated in that currency. We report our consolidated financial results in US dollars. Solely for the convenience of the reader, this Annual Report contains translations of certain Indian Rupee amounts into US dollars at specified rates. Except as otherwise stated in this Annual Report, all translations from Indian Rupees to US dollars are based on the middle rate of Rs. 93.87 per $1.00 on March 31, 2026, as per rates available on www.oanda.com. No representation is made that the Indian Rupee amounts referred to in this Annual Report could have been or could be converted into US dollars at such rates or any other rates. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Unless otherwise indicated, the consolidated financial statements as of March 31, 2025 and 2026 and for the fiscal years ended March 31, 2024, 2025 and 2026 included elsewhere in this Annual Report have been prepared in accordance with IFRS Accounting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). References to a particular “fiscal year” or “financial year” are to our fiscal year ended March 31 of that year. Our fiscal quarters end on June 30, September 30, December 31 and March 31. References to a year other than a “fiscal” year are to the calendar year ended December 31.

References to the following operational metrics in this Annual Report are as follows:

•
“lifetime unique transacting customers” refers to the cumulative number of unique individual customers who have booked at least one travel product or service through our key brands (MakeMyTrip, Goibibo and redBus) in India since inception. This excludes enterprise and SMB customers and travel agents;
•
“annual unique transacting customers” refers to the number of unique individual customers who booked travel products and services through our key brands (MakeMyTrip, Goibibo and redBus) in India during the relevant fiscal year, net of cancellations. This excludes enterprise and SMB customers and travel agents;
•
“mobile application downloads” refers to the cumulative number of downloads of the mobile applications of our key brands (MakeMyTrip, Goibibo and redBus) on Android and iOS devices since the launch of the respective applications;
•
“repeat transaction rate” represents the number of transactions booked by repeat customers through our key brands (MakeMyTrip, Goibibo and redBus) in India during the relevant fiscal year as a percentage of total number of transactions booked through our key brands during the relevant fiscal year (in each case, net of cancellations);
•
“repeat customers” refers to individual customers who also booked any products or services through our key brands (MakeMyTrip, Goibibo and redBus) in India prior to the relevant fiscal year;
•
“cross-sell rates (hotels)” represents the number of unique individual customers who booked hotels, as well as flights, holiday packages or ground transport, through our key brands (MakeMyTrip, Goibibo and redBus) in India during the relevant fiscal year, as a percentage of the total number of unique individual customers who booked hotels through our key brands during the relevant fiscal year (in each case, net of cancellations);
•
“ancillary attachment rates” represents the number of unique individual customers who booked any ancillary services related to flights, hotels, holiday packages or ground transport through our key brands (MakeMyTrip, Goibibo and redBus) in India during the relevant fiscal year as a percentage of the number of unique individual customers who booked flights, hotels, holiday packages or ground transport during the relevant fiscal year (in each case, net of cancellations); and
•
“unique individual customers” refers to individual customers in India identified based on mobile number.

CERTAIN KEY PERFORMANCE INDICATORS AND NON-IFRS MEASURES

We refer to certain non-IFRS measures in various places within this Annual Report, including “Adjusted Operating Profit (Loss)”, “Adjusted Net Profit (Loss) Before Tax”, “Adjusted EBITDA”, “Adjusted Diluted Earnings (Loss) per Share”, “Free Cash Flow” and constant currency results.

We evaluate our financial performance in each of our reportable segments based on our key performance indicators, Adjusted Margin and Adjusted Margin %, which are non-IFRS measures and segment profitability measures. Adjusted Margin represents IFRS revenue after adding back customer inducement costs recorded as a reduction of revenue, and deducting service costs primarily relating to sales to customers where we act as the principal, for the relevant segment. Adjusted Margin % represents Adjusted Margin as a percentage of Gross Bookings.

As certain parts of our revenues are recognized on a “net” basis when we are acting as an agent, and other parts of our revenue are recognized on a “gross” basis when we are acting as the principal, we evaluate our financial performance in each of our reportable segments based on Adjusted Margin, which is a non-IFRS measure and a segment profitability measure, as we believe that Adjusted Margin reflects the value addition of the travel services that we provide to our customers. For our air ticketing (other than air tickets sold as part of a package), standalone hotel reservations, bus ticketing, rail ticketing and others businesses (excluding car bookings through our subsidiary, Savaari), we recognize revenue on a “net” basis (i.e., the amount billed to a traveler less the amount paid to a supplier), as the supplier is primarily responsible for providing the underlying travel services and we do not control the service provided by the supplier to the traveler. For our holiday packages (including air tickets, hotel room nights, car bookings, and tours and attractions sold as part of packages) and car bookings through our subsidiary, Savaari, we recognize revenue on a “gross” basis as we act as the principal and control the services before such services are transferred to the traveler. See “Item 5. Operating and Financial Review and Prospects — Our Revenue, Service Cost and Expenses — Revenue” elsewhere in this Annual Report.

Adjusted Operating Profit (Loss) (which is a non-IFRS measure) is most directly comparable to results from operating activities (which is an IFRS measure). Adjusted Net Profit (Loss) Before Tax and Adjusted EBITDA (each of which are non-IFRS measures) are most directly comparable to profit (loss) for the year (which is an IFRS measure). Adjusted Diluted Earnings (Loss) per Share (which is a non-IFRS measure) is most directly comparable to diluted earnings (loss) per share for the year (which is an IFRS measure). Free Cash Flow (which is a non-IFRS measure) is most directly comparable to net cash generated from operating activities (which is an IFRS measure).

A limitation of using Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) Before Tax, Adjusted EBITDA, Adjusted Diluted Earnings (Loss) per Share and Free Cash Flow instead of results from operating activities, profit (loss) for the year, diluted earnings (loss) per share for the year and net cash generated from operating activities calculated in accordance with IFRS as issued by the IASB is that these non-IFRS financial measures exclude certain recurring costs. For example:

•
Adjusted EBITDA excludes charges such as depreciation, amortization and impairment, and share-based compensation costs;
•
Adjusted Net Profit (Loss) Before Tax excludes, among others, share-based compensation costs and acquisition related intangibles amortization; and
•
Free Cash Flow does not reflect the impact of equity or debt raises or repayment of debt or dividends paid.

Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) Before Tax, Adjusted EBITDA and Adjusted Diluted Earnings (Loss) per Share and Free Cash Flow. Because of varying available valuation methodologies and subjective assumptions that companies can use when applying IFRS 2 “Share based payment,” management believes that providing non-IFRS measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies. For a description of the components and calculation of “Adjusted Operating Profit (Loss)”, “Adjusted Net Profit (Loss) Before Tax”, “Adjusted EBITDA”, “Adjusted Diluted Earnings (Loss) per Share” and “Free Cash Flow” and a reconciliation of these non-IFRS measures to the most directly comparable IFRS measures, see “Item 5. Operating and Financial Review and Prospects — Certain Key Performance Indicators and Non-IFRS Measures” elsewhere in this Annual Report.

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

We believe that our current calculations of Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) Before Tax, Adjusted EBITDA, Adjusted Diluted Earnings (Loss) per Share, Free Cash Flow, Adjusted Margin, Adjusted Margin % and constant currency results represent a balanced approach to adjusting for the impact of certain discrete, unusual or non-cash items and other items such as customer inducement costs in the nature of customer incentives, customer acquisition costs and loyalty program costs, which we believe are representative of our operating results and provide useful information to investors and analysts. We believe that investors and analysts in our industry use these non-IFRS measures and key performance indicators to compare our company and our performance to that of our global peers.

However, the presentation of these non-IFRS measures and key performance indicators is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures and key performance indicators may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation. The IFRS measures that are most directly comparable to Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) Before Tax, Adjusted EBITDA, Adjusted Diluted Earnings (Loss) per share and Free Cash Flow are results from operating activities, profit (loss) for the year, diluted earnings (loss) per share for the year and net cash generated from operating activities.

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

Summary of Risk Factors

Our business is subject to a number of risks and uncertainties, including those described in Item 3.D. of this Annual Report. If any of those risks are realized, our business, financial condition and results of operations could be materially and adversely affected. Set forth below is a summary list of the key risks to our business:

•
declines or disruptions in the travel industry (including due to geopolitical events, airline supply disruptions or global and macroeconomic conditions) have affected, and could in future affect, our business and financial performance;
•
our reliance on travel suppliers and our ability to maintain and expand our supplier relationships;
•
our ability to obtain additional financing to fund future operational needs and to meet our payment obligations under our 2028 Notes and our 2030 Notes;
•
our reliance on distribution partners, GDS service providers, indirect distribution channels and other third parties to operate our business;
•
our reliance on information technology (including AI, machine learning and automated decision-making) to operate our business and maintain our competitiveness;
•
our ability to expand our business, successfully implement our growth strategies and effectively manage our growth;
•
our reliance on the value of our brands;
•
our reliance on traffic to our platform to grow our revenue and Gross Bookings;
•
our ability to attract, train and retain executives and other qualified employees;
•
the potential for disruptive competition in various forms including but not limited to new businesses, business models or technology in the travel industry in India and worldwide;

•
risks associated with changing laws, rules and regulations (including evolving global privacy and data security regulations, regulations applicable to the travel industry and tax laws, rules and regulations) in India and worldwide;
•
political, economic and social stability in and around India and other key travel destinations; and
•
the other matters described in “D. Risk Factors.”

Risks Related to Our Business and Our Industry

Declines or disruptions in the travel industry, including due to geopolitical events and airline supply disruptions, have in the past adversely affected, and could in the future adversely affect our business and financial performance.

Our business and financial performance is significantly affected by the health of the travel industry in India and worldwide. Factors beyond our control that have in the past and could in the future materially and adversely affect the travel industry and demand in general and negatively affect our business include adverse macroeconomic and geopolitical conditions, changes in supply and pricing, changes in the commercial aviation landscape, fare increases, travel bans or restrictions, travel-related strikes, accidents or labor unrest, terrorism, general civil unrest and political instability, fuel price volatility and bankruptcies or liquidations of our suppliers.

As the domestic Indian air travel industry is concentrated among a small base of domestic airlines, adverse market developments, particularly among the larger domestic airlines, are more likely to impact our business. Go Airlines (India) Limited (“Go First”) being one of our top domestic airline suppliers in certain periods prior to fiscal year 2024, suspended all of its flight operations on May 3, 2023, and was ordered to be liquidated by the National Company Law Tribunal on January 20, 2025. As a result, we recorded an impairment provision for non-financial assets of $10.0 million in fiscal year 2024 in respect of advances for the supply of air tickets provided by us to Go First. Further, in December 2025, there were a significant number of flight delays in India as a result of updated flight duty time limitations enforced by the DGCA. This resulted in exceptional supply side constraints from Indian airline carriers in the domestic market, which impacted revenue from our air ticketing business during the third quarter of fiscal year 2026 and contributed to a decline in domestic air ticketing flight segments from 46.8 million in fiscal year 2025 to 45.9 million in fiscal year 2026.

Additionally, our business is sensitive to safety concerns, and our business, financial condition and results of operations have been, and may in the future be, affected by incidents of actual or threatened terrorism, political instability or conflicts or other factors due to which travelers become concerned about safety, including in the regions we operate. India has also experienced instances of hostilities with neighboring countries from time to time. For example, on April 22, 2025, a terrorist attack in the Baisaran Valley near Pahalgam, Jammu and Kashmir, India resulted in the deaths of a number of civilians and injured numerous others, primarily tourists, resulting in escalating tensions and conflict between India and Pakistan. This led to significant disruptions in the region, including closure of tourist sites and cancellations of travel bookings, as well as significant infrastructure disruptions, including the temporary closure of airports in several Indian cities in northern and western India. Additionally, Pakistan’s closure of its airspace for Indian aircraft and airlines flying to and from India forced rerouting of international flights, increasing travel time, fuel costs and operational complexities for airlines. As a result, our Gross Bookings were muted during the period following the incident on April 22, 2025, until the ceasefire that was agreed between India and Pakistan on May 10, 2025. In addition, the West Asia conflict, which commenced in late February 2026, has resulted in significant regional and global travel disruptions and impacted the performance of our air ticketing business, particularly for international flight segments.

Natural disasters such as earthquakes, tsunamis, floods, landslides, cyclones and droughts, which have occurred in India and elsewhere in the past, can have an adverse impact on economic activity and travel demand in affected areas. Major public health issues, including outbreaks of disease or other epidemics or pandemics, could have a significant negative impact on our travel business. In the past, the COVID-19 pandemic, and efforts to stop the spread of COVID-19, severely restricted the level of economic activity around the world and had an unprecedented significant negative impact on the global travel industry. The COVID-19 pandemic materially impacted our business, financial performance and liquidity position, as well as those of many of the partners on which our business relies.

Such events are outside our control and any future outbreak of contagious diseases or similar adverse public health developments could result in a significant decrease in demand for our travel services.

The occurrence of such events has resulted in a reduction in the supply of products and services available on our platform, cancellations and disruptions to our customers’ travel plans in the past, which led to a decline in bookings and an increase in cancellations and thus contributed to lower Gross Bookings and revenue. In addition, if we fail to provide timely refunds to customers in connection with booking cancellations, perception of our platform may be adversely impacted, and we may be subject to increased customer complaints and potential litigation. There is no assurance that such events will not occur in the future. If there is a prolonged substantial decrease in travel volumes, for these or any other reasons, our business, financial condition and results of operations could be significantly and adversely affected.

Our business, financial condition and results of operations could be adversely affected by global and macroeconomic conditions.

Perceived or actual adverse economic conditions, including slow, slowing or negative economic growth, increase in unemployment rates, inflation and weakening currencies, the imposition of tariffs by the US on various countries and the countermeasures taken by such countries and any resulting negative impact on the economy in the US and rest of the world, concerns over government responses such as higher taxes and reduced government spending, could impair consumer spending and adversely affect travel demand. Consumer purchases of discretionary items generally decline during periods of recession, high inflation and other periods in which disposable income is adversely affected. As a substantial portion of travel expenditure, for both business and leisure, is discretionary, the travel industry tends to experience weak or reduced demand during economic downturns.

In addition, a significant depreciation of the Indian Rupee as compared to the US dollar or other foreign currencies could make international travel for Indian consumers more expensive. Unfavorable changes in the above factors or in other business and economic conditions affecting our customers could result in fewer reservations made through our platform and could have a material adverse effect on our business, financial condition and results of operations.

The global economy has been adversely impacted by unforeseen events beyond our control including incidents of actual or threatened terrorism, regional hostilities or instability, unusual weather patterns, natural disasters, political instability, wars between countries and health concerns (including epidemics or pandemics), defaults on government debt, tax increases and other matters that could reduce discretionary spending, tightening of credit markets and further decline in consumer confidence. Conflicts, such as those between Russia and Ukraine, Israel and Hamas, and more recently, the conflict between Iran, Israel and the United States and the resultant concerns relating to the security of key maritime transit routes such as the Strait of Hormuz, continue to have a significant impact on prices of oil and other petrochemical products, which adversely impacts the travel industry globally. In addition, the uncertainty of macroeconomic factors and their impact on consumer behavior, which may differ across regions, makes it more difficult to forecast industry and consumer trends and the timing and degree of their impact on our markets and business, which in turn could adversely affect our ability to effectively manage our business and adversely affect our results of operations. The weakness and uncertainty in the global economy have negatively impacted both corporate and consumer spending patterns and demand for travel services, globally and in India, and may continue to do so in the future.

In addition, as an intermediary in the travel industry, our revenue is dependent on the commission structures and commercial arrangements we have with our suppliers, which are subject to modifications and terminations as per the terms of the relevant agreements. During periods of poor economic conditions, suppliers may be incentivized to change existing commission structures, including reductions in base commissions paid by airlines to travel agencies, and promote their own loyalty programs and direct-booking initiatives to attract customers to their own platforms. Such measures could reduce our income and require us to incur increased marketing and sales promotion expenses. A slowdown in economic conditions may also result in a decrease in transaction volumes and adversely affect our revenue. It is difficult to predict the effects of the uncertainty in global economic conditions. If economic conditions worsen globally or in India, our growth plans, business, financial condition and results of operations could be adversely impacted.

We rely on a limited group of travel suppliers for our air ticketing business. Any adverse changes in such relationships, or our inability to enter into new relationships, could adversely affect our business, financial condition, cash flows and results of operations.

We rely on a limited group of travel suppliers for our air ticketing business, such as airlines that supply to us directly and Global Distribution System (“GDS”) service providers. We do not have exclusive arrangements with any of our air ticketing suppliers and our current arrangements with them may not remain in effect on current or similar terms Certain agreements with travel suppliers may be unilaterally terminated by such suppliers with or without cause, and in some cases without prior notice, which could have an adverse impact on our business and results of operations. In addition, recent developments and consolidation in the Indian aviation industry have resulted in a duopoly in the sector. The two largest airlines in India account for a majority of domestic market share, which could have a significant impact on prices and inventory management. As such, our business is significantly dependent on maintaining our arrangements with our key air ticketing suppliers. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Our Industry — If we are unable to maintain existing arrangements and establish new arrangements with travel suppliers (including airlines, GDS and other service providers), or if our existing arrangements are terminated or not renewed, our business, financial condition, cash flows and results of operations may be adversely affected.”

If we are unable to maintain existing arrangements and establish new arrangements with travel suppliers (including airlines, GDS and other service providers), or if our existing arrangements are terminated or not renewed, our business, financial condition, cash flows and results of operations may be adversely affected.

Our relationships with our suppliers enable us to offer customers a wide range of travel products and services, and any adverse change in such relationships or inability to establish new relationships could have a material adverse effect on our business, financial condition and results of operations. Our revenue and Adjusted Margin include, among others, commissions, fees and incentives from our travel suppliers for bookings made through our platform. As such, our business is dependent on our ability to maintain our relationships and arrangements with existing suppliers as well as our ability to establish and maintain relationships with new travel suppliers.

We rely on a limited group of travel suppliers for our air ticketing business, such as airlines that supply to us directly and GDS service providers. For more information, see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Our Industry — We rely on a limited group of travel suppliers for our air ticketing business. Any adverse changes in such relationships, or our inability to enter into new relationships, could adversely affect our business, financial condition, cash flows and results of operations”. In addition, we rely on a limited number of travel suppliers and aggregators to provide the majority of our accommodation and other travel products in markets outside India. We could face significant disruptions if our suppliers reduce the number of products or services allocated to us or completely withdraw them from our platform. In addition, some of our suppliers have launched initiatives, such as increased discounting and incentives to encourage direct bookings on their own online platforms. For more information, see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Our Industry — The travel industry in India and worldwide is highly competitive. We face competition from other online travel companies, travel suppliers’ own direct channels, meta-search platforms and AI-enabled travel services, and we may not be able to effectively compete in the future”.

Our agreements with travel suppliers are non-exclusive in nature requiring periodic renewal and can be terminated at the supplier’s option upon 30 to 90 days’ notice. Many of our suppliers, including airlines, are also able to alter the terms of their contracts with us at will or at short notice. Our inability to enter into or renew arrangements with such parties on favorable terms, could reduce the amount, quality, pricing and breadth of the travel products and services that we are able to offer. We also provide indemnities to our travel suppliers for any losses caused directly by an act or omission by us. For example, our agreement with Indian Railways Catering and Tourism Corporation Limited (“IRCTC”), which allows us to transact with Indian Railways’ passenger reservation system through the internet, can be terminated or temporarily suspended by IRCTC without prior notice and at its sole discretion without any compensation for consequential losses on account of such termination. In our agreement with IRCTC, we are required to pay annual maintenance charges, advertising charges for promotional activities undertaken and refundable security deposits which are liable to be forfeited in case of violation of any terms and conditions of the agreement or policy of IRCTC or misuse of IRCTC services, resulting in loss of reputation of IRCTC.

Adverse changes in existing arrangements, including an inability by any travel supplier to fulfill their payment obligations to us in a timely manner, increasing industry consolidation or bankruptcies or liquidations of our suppliers can adversely affect our business, financial condition and results of operations. No assurance can be given that our existing agreements or arrangements with our travel suppliers will continue. If we are unable to maintain existing arrangements or retain the same level of products or services from existing suppliers or establish relationships with new suppliers to obtain additional products or services, our ability to cater to our customers’ requirements could be adversely affected. In addition, our travel suppliers may further reduce or eliminate fees or commissions or attempt to charge us for content, terminate our contracts, make their products or services unavailable to us as part of exclusive arrangements with our competitors or default on or dispute their payment or other obligations towards us, any of which could reduce our revenue and Adjusted Margin or may require us to initiate legal or arbitral proceedings to enforce their contractual obligations, which may adversely affect our business, financial condition and results of operations. See also “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Our Industry — Some of our travel suppliers may reduce or eliminate commissions, fees and incentives they pay to us, which could adversely affect our business and results of operations”.

The travel industry in India and worldwide is highly competitive. We face competition from other online travel companies, travel suppliers’ own direct channels, meta-search platforms and AI-enabled travel services, and we may not be able to effectively compete in the future.

The online travel aggregator industry in India is highly competitive. We compete with established and emerging providers of travel products and services through various business models. We also face potential competition from payment platforms, online marketplaces, search engines and intermediaries that also offer travel services. Many large, established internet search engines that offer travel services and meta-search companies that can aggregate travel search results also compete with us for customers. Consumers may favor travel services offered by meta-search platforms, search companies or AI chatbots over online travel companies such as ours. To the extent that leading search or meta-search engines disrupt the businesses of online travel agencies or travel content providers by offering comprehensive travel planning or shopping capabilities, or refer those leads to suppliers directly, or to other favored partners, there could be a material adverse impact on our business. To the extent these actions have a negative effect on our search traffic, whether on desktop, tablet or mobile devices, this could reduce traffic to our platform and require us to further increase our marketing and sales promotion expenses and other customer acquisition and inducement costs.

Factors affecting our competitive success include, among other things, brand recognition, depth and breadth of travel offerings, price competitiveness and customer support and satisfaction. Certain of our competitors have launched brand marketing campaigns to increase their visibility with customers. In addition, many large airlines, hotel chains and other travel suppliers have launched initiatives, such as increased discounting, loyalty benefits and incentives, to encourage consumers to book air tickets and accommodations directly through their own distribution channels, such as websites and mobile applications. Increased competition in the travel industry may also require us to significantly increase our spending on marketing and sales promotion expenses to promote transactions. Discounting and couponing coupled with a high degree of consumer shopping behavior is particularly common in Asian markets we operate in, while brand loyalty in such markets is less important. In some cases, our competitors are willing to make little or no profit on a transaction, or offer travel services at a loss, in order to gain market share. Some of our competitors have significantly greater financial, marketing, personnel and other resources than us and certain of our competitors have a longer history of established businesses and reputations in the Indian travel market as compared to us. From time to time, we may be required to reduce convenience fees and commissions charged to our customers or suppliers in order to compete effectively and maintain or gain market share.

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

Some of our travel suppliers may reduce or eliminate commissions, fees and incentives they pay to us, which could adversely affect our business and results of operations.

We generate revenue from, among others, commissions and fees from our travel suppliers, as well as incentives from airline suppliers and GDS suppliers. The commissions and incentives under such agreements are primarily linked to the contribution of these suppliers to our revenue. Our incentive programs with travel suppliers are re-negotiated periodically, and in some cases fees or commissions have been reduced. Further, certain agreements provide our suppliers with the right to modify incentives upon short notice to us or to suspend incentives if our revenue contribution falls below a pre-determined threshold. If any of these suppliers reduce or eliminate the commissions and incentives they pay to us, our business, financial condition and results of operations may be adversely affected. Some airlines have recently started to offer air tickets at discounted or lower rates on their own booking platforms. If airlines continue to move away from distribution through GDS service providers and use other distribution channels, it may result in a decrease in our fees or incentives earned from our GDS service providers. Hotel suppliers may seek to renegotiate commission rates or shift inventory allocation to their own direct booking channels or competing platforms. In addition, consolidation among hotel chains and aggregators may increase their bargaining power and reduce the commissions and fees we are able to negotiate. State Road Transport Corporations may unilaterally revise the commission they pay to us. Similar risks apply to our others business, including rail, car hire, and tours and attractions, where suppliers may reduce or eliminate commissions or fees, or seek to increase direct customer engagement through their own platforms. To the extent any of our travel suppliers further reduce or eliminate the commissions or incentive payments they pay to us in the future, our revenue and Adjusted Margin may be significantly impacted. Any increase in convenience fees, to mitigate reductions in or elimination of commissions or otherwise, may also result in a loss of potential customers. Our business would also be negatively impacted if competition or regulation in the travel industry causes us to reduce or eliminate our convenience fees.

We have incurred and may continue to incur significant costs and expenses to grow our businesses, including marketing and sales promotion expenses.

We incur marketing and sales promotion expenses (which comprise internet, television, radio and print media advertisement costs as well as event-driven promotion costs for our products and services) in connection with our business. We also incur selling expenses which mainly comprise search engine marketing, referrals from meta-search and travel research websites, and any other media costs such as public relations and sponsorships. Over the last few years, we have also made significant investments in customer acquisition through our customer inducement and acquisition programs such as cash incentives and select loyalty program incentive promotions, to accelerate growth in our business in response to increased competition in the domestic travel market in India.

We may continue to incur such costs and expenses in the future, including costs and expenses associated with our strategy of converting our traditional offline customers into online customers. We have incurred and expect to continue to incur costs and expenses associated with customer inducement and acquisition programs, primarily in our air ticketing and hotels and packages businesses, to offer cash incentives and select loyalty program incentive promotions from time to time on our platform. We have entered into agreements with third-party marketing agencies for certain initiatives, such as brand campaigns with leading celebrities as our brand ambassadors to drive awareness and consideration across our target customer groups. We also enter into agreements with tourism boards and airports to increase customer engagement. We may also increase our marketing and sales promotion expenses as a result of our expansion into new markets. In addition, our marketing and sales promotion expenses may also increase as we grow our redBus business in India as well as overseas, which competes with various national and regional competitors. The adoption of artificial intelligence (“AI”), social media and wider internet access are enabling customers to research, compare and book transport, accommodation and holiday packages directly, bypassing online travel service providers. These developments could intensify disintermediation, reduce traffic to our platform and increase our marketing and sales promotion expenses. Such expenses may not be offset by increased revenue, particularly during the initial stages of business in these new markets. In addition, we may also be required to lower our fees and commissions charged to travel suppliers to retain and increase our market share in response to competitors that are able to negotiate better rates and higher performance-linked and other incentives from such suppliers, including new entrants with greater financial resources than us. If our marketing efforts are not effective, our business, financial condition, cash flows and results of operations would be adversely affected.

We rely on distribution partners, GDS service providers and indirect distribution channels to operate our business, and any disruption or delays in service, misconduct or adverse change in their businesses could have a material adverse effect on our business.

We currently rely on a variety of distribution partners and third-party systems for the travel products and services that we provide to our customers. These include our GDS service providers and other electronic central reservation systems used by airlines, various offline and online channel managing systems, Switch and other reservation systems used by hotels and accommodation suppliers and aggregators. We also rely on systems used by Indian Railways, systems used by bus and car operators and aggregators, as well as systems used by local transit authorities, amusement parks, and tourist attractions. We also do not control the on‑ground service standards or customer experience delivered by many of these third‑party suppliers, and any failure by such suppliers to meet customer expectations, including service quality issues, cancellations or overbookings, may adversely affect customer trust in our platform and harm our brand and reputation. In particular, we rely on third parties and their systems to enable searches for airfares and process air ticket bookings, process hotel reservations, process bus ticket bookings, car rental reservations and services under tours and attractions and process credit card, debit card, net banking, e-wallet and other modes of online payments. Any interruption or deterioration in the performance of these third-party distribution systems and services could have a material adverse effect on our business, reputation, financial condition and results of operations. In addition, the information provided to us by certain of these third-party systems, such as the central reservations systems of certain of our hotel suppliers, may not always be accurate due to either technical glitches or human error, and as a result, we may also incur monetary or reputational loss, or both.

Further, we rely on travel agents, franchisee-owned travel stores and holiday experts to sell our products and services. These channels expose us to risks associated with third-party conduct, including mis-selling, fraud, inadequate customer service or non-compliance with applicable laws and regulations, which could adversely affect our brand and reputation. We also have limited control over such agents, and any inability to effectively onboard, train, monitor and retain them, or ensure consistent service quality, could negatively impact our business, results of operations and financial condition.

Our success is also dependent on our ability to maintain our relationships with these distribution partners and third-party systems providers. In the event our arrangements with any of these third parties are impaired or terminated, we may not be able to find an alternative source of distribution support on a timely basis or on commercially reasonable terms, which could result in significant additional costs or disruptions to our business.

We may not be successful in implementing our growth strategies. Any failure to implement these strategies could adversely affect our business, financial condition and results of operations.

Our growth strategies involve expanding our flights, hotels and packages business, including through our travel agents’ network, franchisee-owned travel stores and in particular, our outbound air ticketing and hotels business for overseas travel. We also intend to grow our bus ticketing business through redBus and our car hire business through Savaari, expand our service and product offerings, strengthen our international presence, and enhance our platform by investing in technology. See “Item 4. Information on the Company — B. Business Overview — Our Growth Strategies.” Any softening of supply or demand of travel products and services that we offer to our customers whether caused by events outside of our control, challenging macroeconomic and political conditions, public health crises such as pandemics, and any of the other factors described in the risk factors set forth in “Item 3. Key Information — D. Risk Factors,” may result in decreased revenue and our business, results of operations, and financial condition could be adversely affected.

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
•
our ability to navigate the regulatory frameworks and market conditions beyond India, particularly the UAE;
•
our ability to increase the number of suppliers, especially hotel suppliers, that are directly connected to us, which is dependent on the willingness of such suppliers to invest in new technology;
•
our ability to maintain relationships with our suppliers, including international hotel suppliers, online travel agents and aggregators outside India, particularly in key outbound destinations;
•
our ability to continue to expand our distribution channels, and market and cross-sell our travel products and services to facilitate the expansion of our business;

•
our ability to compete effectively with existing and new entrants to the Indian travel industry, including online travel companies, hotel room aggregators, traditional offline travel agents and tour providers;
•
our ability to build or acquire required technology and adapt to new technological developments;
•
changes in our regulatory environment and tax-related laws;
•
our ability to attract and retain key personnel; and
•
the management and operation of our franchisee-owned travel stores.

Many of these factors are beyond our control and there can be no assurance that we will succeed in implementing our strategies.

We are also subject to additional risks involved in our strategies of expanding into new geographic markets and pursuing strategic partnerships and acquisitions. See “Item 3. Key Information – D. Risk Factors – Risks Related to Our Business and Our Industry – Our international operations involve additional risks” and “– Our strategic investments and acquisitions may not bring us anticipated benefits, and we may not be successful in pursuing future investments and acquisitions.”

Our strategic investments and acquisitions may not bring us anticipated benefits, and we may not be successful in pursuing future investments and acquisitions.

We plan to pursue selective strategic partnerships, investments and acquisitions as part of our long-term platform strategy in order to strengthen our position in key businesses. For example, in January 2017, we acquired ibibo Group including Goibibo (an online travel platform in India) and redBus (an online bus ticketing platform with operations in India, Colombia, Peru, Singapore and Malaysia). In July 2018, we acquired Bitla, which provides technology support for bus operators. In April 2019, we acquired a majority equity interest in Quest2Travel, which provides travel solutions for various corporates across India, and now hold 100% of the equity interest in Quest2Travel. In April 2022, we acquired a majority interest in BookMyForex, which offers currency exchange, multi-currency prepaid forex cards, and cross border remittances, as well as other ancillary products, to Indians traveling abroad. In September 2022, we acquired an additional equity interest in Simplotel, which is engaged in building websites and booking technology for hotels, and now hold a majority equity interest in Simplotel. In December 2023, we acquired a majority equity interest in Savaari which is engaged in the business of providing car rental services in India. In February 2025, we acquired a corporate travel and expense management business on a going concern basis, operated through the “Happay” brand. In March 2026, we acquired a majority equity interest in Flamingo Transworld, a group holiday packages business based in India, and a strategic minority interest in Atlys, a visa processing platform. For details on our investments and acquisitions, see “Item 4. Information On the Company — A. History and Development of the Company — Our Journey.”

We believe that our investments and acquisitions serve to strengthen our presence in key geographic markets and expand the travel products and services that we offer to our customers. However, there can be no assurance that our investments and acquisitions will achieve their anticipated benefits. We may not be able to integrate acquired operations, personnel and technologies successfully or effectively manage our combined business following the acquisition. Our investments and acquisitions may subject us to uncertainties and risks, including potential ongoing and unforeseen or hidden liabilities, diversion of management resources and cost of integrating acquired businesses. We may also experience difficulties and additional expenses associated with supporting legacy products and hosting infrastructure of the acquired business and retaining suppliers and customers of the acquired business. For example, we acquired a group of companies known as the Hotel Travel Group in 2012, which experienced a significant reduction in its operations and that resulted in the recognition of an impairment of goodwill and brands of $14.6 million in fiscal year 2017. In addition, in the fiscal year 2020, we performed a quantitative assessment of goodwill and, following that assessment, we recorded an impairment charge of our goodwill amounting to $272.2 million primarily related to our Goibibo business, which we acquired in fiscal year 2017. We plan to continue to drive synergies across our portfolio of multiple brands on the path of disciplined and financially sustainable growth while making appropriate investments to drive online penetration in various travel segments to support our long-term growth.

We may not succeed in implementing our strategy of growth through strategic investments and acquisitions in the future, as this is subject to many factors beyond our control, including our ability to identify, attract and successfully execute suitable investment and acquisition opportunities and partnerships. Any failure to achieve the anticipated benefits of our past investments and acquisitions or to consummate new investments and acquisitions in the future could negatively impact our ability to compete in the travel industry and have a material adverse effect on our business.

Our results of operations are subject to fluctuations in currency exchange rates.

Our presentation currency is the US dollar. However, the functional currency of our key operating subsidiaries in India is the Indian Rupee. We receive a substantial portion of our revenue in Indian Rupees and most of our costs are incurred in Indian Rupees. Any fluctuation in the value of the Indian Rupee against the US dollar will affect our results of operations. In fiscal year 2026, the average value of the Indian Rupee as compared to the US dollar depreciated by approximately 4.5%. The drop in the average value of the Indian Rupee as compared to the US dollar and other foreign currencies in fiscal years 2024, 2025 and 2026 adversely impacted the Indian travel industry as it made outbound travel for Indian consumers more expensive. In addition, our exposure to foreign currency risk also arises in respect of our non-Indian Rupee-denominated trade and other receivables, trade and other payables, loans and borrowings and cash and cash equivalents.

Based on our operations in fiscal year 2026, a 10.0% appreciation of the US dollar against the Indian Rupee as of March 31, 2026, assuming all other variables remained constant, would have decreased our profit for fiscal year 2026 by $22.6 million. Similarly, a 10.0% depreciation of the US dollar against the Indian Rupee as of March 31, 2026, assuming all other variables remained constant, would have increased our profit for fiscal year 2026 by $22.6 million.

We currently do not have any hedging agreements or similar arrangements with any counter-party to cover our exposure to any fluctuations in foreign exchange rates. Fluctuation in the Indian Rupee-US dollar exchange rate could have a material adverse effect on our business financial condition and results of operations, which we report in US dollars.

We rely on information technology to operate our business and maintain our competitiveness, and any failure to adapt to technological developments or industry trends, including the rapid adoption of AI and training and upskilling of our personnel, in information technology could adversely affect our business.

The markets in which we compete are characterized by rapidly changing technology, evolving industry standards, competitor consolidation, frequent new service announcements and changing customer demands. We may not be able to keep up with these rapid changes. In addition, these market characteristics are heightened by the progress of technology adoption in various markets, including the continuing adoption of the internet and online commerce in certain geographies and the emergence and growth of the use of smartphones and tablets for mobile e-commerce transactions, including through the increasing use of mobile applications.

New developments in other areas, such as cloud computing and the use of AI could make entering our markets easier for competitors due to lower upfront technology costs. In addition, the potential advent of AI-based shopping agents may lead to a reduction in platform engagement due to ‘zero-click’ interactions. As these agents synthesize information into a single optimal result, our ability to capture customer traffic and monetize multiple touchpoints is diminished. Such a shift in consumer behavior poses a risk to our business, financial condition and results of operations. As a result, our future success depends in part on our ability to adapt to rapidly changing technologies, to adapt our services and online platform to evolving industry standards and to continually innovate and improve the performance, features and reliability of our services and online platform in response to competitive service offerings and the evolving demands of the marketplace. In particular, it is increasingly important for us to effectively offer our services on mobile devices through mobile applications and mobile-optimized websites. Any failure by us to successfully develop and achieve customer adoption of our mobile applications and mobile-optimized websites would have a material and adverse effect on our growth, market share, business and results of operations. As a result, we intend to continue to invest in the maintenance, development and enhancement of our technology platform, websites and mobile applications. Such investments may be more costly than we expect and might result in negative financial impact.

Our ability to compete effectively depends in part on our ability to attract, train and retain personnel with the skills required to develop and deploy emerging technologies, including AI-related capabilities. We provide employees with opportunities for growth and development, including financial support to obtain additional professional qualifications. However, there can be no assurance that we will be able to successfully upskill our personnel to keep pace with technological developments, which could adversely affect our business, financial condition and results of operations.

Our technology platform processes a high volume of transactions and is highly complex. Any undetected errors, software bugs or system failures could result in service disruptions, booking errors or security vulnerabilities that may materially and adversely affect our business, results of operations, cash flows and financial condition.

Our technology platform comprises a complex back-end infrastructure of interoperating components and software that powers our products and services offerings across our customer-facing interfaces, distribution channels and supplier-facing systems. In fiscal year 2026, our technology platform processed an average of 285 transactions per minute across MakeMyTrip, Goibibo and redBus. Our business is dependent upon our ability to prevent system interruption on our technology platform. Our software, including open-source software that is incorporated into our code, may contain undetected errors, bugs or vulnerabilities. Some errors in our software code have not been and may not be discovered until after the code has been released. We have, from time to time, found defects or errors in our system and software limitations that have resulted in, and may discover additional issues in the future that could result in, platform unavailability or system disruption. Any errors, bugs or vulnerabilities discovered in our code or systems released to production or found in third-party software, including open-source software, that is incorporated into our code, any misconfigurations of our systems, or any unintended interactions between systems could result in poor system performance, an interruption in the availability of our platform, incorrect payments, negative publicity, damage to our reputation, loss of existing and potential customers, loss of revenue or Gross Bookings, liability for damages, a failure to comply with certain legal or tax reporting obligations and regulatory inquiries or other proceedings, any of which could materially and adversely affect our business, results of operations and financial condition.

Our use of AI, machine learning and automated decision-making may give rise to legal, business and operational risks. Legal, regulatory, social and ethical issues relating to the use of AI and machine learning technologies in our offerings and business may result in reputational harm and liability.

We have incorporated AI tools and technologies into our business operations, including data analytics, machine learning and AI capabilities to provide curated, personalized recommendations, as well as Myra, our multilingual, agentic trip-planning assistant that provides curated booking selections for flights, accommodation and holiday packages through conversational interactions via voice and text. The use of AI in our business presents risks and challenges, including that algorithms may be flawed, datasets may be insufficient, erroneous, stale or contain biased information or content chosen for display to customers by AI systems may be discriminatory, offensive, culturally insensitive, illegal or otherwise harmful. In addition, we may face operational risks with integrating AI tools and technologies into our platform. These deficiencies and other failures of AI systems could subject us to competitive harm, regulatory action, legal liability, brand or reputational harm.

We have developed a substantial portion of our AI and machine learning systems internally, including search, recommendation and personalization engines, while also utilizing certain open-source frameworks and various licensed third-party large language models. These dependencies create additional risks. Our use of third-party AI may be disrupted, limited or become subject to unfavorable licensing terms, while open-source frameworks may expose us to intellectual property or licensing claims. Our AI models are trained on a combination of proprietary datasets and external datasets. Reliance on these diverse datasets presents risks of inaccuracies, incompleteness or bias that could reduce the reliability of our recommendations, adversely impact supplier or customer trust or subject us to heightened regulatory scrutiny.

In addition, the regulatory landscape governing AI is complex and rapidly evolving, and new laws or regulations in jurisdictions where we operate may impose restrictions on the usage of AI, require changes to our operations or increase compliance costs. There is no guarantee that our AI-focused initiatives will be competitive or attract more customers to our platform.

Our use of “open-source” software could adversely affect our ability to offer our platform and products and services and subject us to costly litigation and other disputes.

We have in the past incorporated and may in the future incorporate certain “open-source” software into our code base as we continue to develop our platform and products and services. We use standard open-source components as part of application runtime, data processing, service development, observability, testing and deployment workflows. Open-source software is generally licensed by its authors or other third-parties under open-source licenses, which in some instances may subject us to certain unfavorable conditions, including requirements that we offer our products that incorporate the open-source software for no cost, that we make publicly available the source code for any modifications or derivative works we create based upon, incorporating or using the open-source software or that we license such modifications or derivative works under the terms of the particular open-source license. From time to time, companies that use open-source software have faced claims challenging the use of open-source software or compliance with open-source license terms. Furthermore, there is an increasing number of open-source software license types, almost none of which have been tested in a court of law, resulting in a dearth of guidance regarding the proper legal interpretation of such licenses.

While we employ practices designed to monitor our compliance with the licenses of third-party open-source software and protect our proprietary source code, inadvertent use of open-source software is fairly common in software development in the internet and technology industries. Such inadvertent use of open-source software could expose us to claims of non-compliance with the applicable terms of the underlying licenses, which could lead to unforeseen business disruptions, including being restricted from offering parts of our product which incorporate the software, being required to publicly release proprietary source code, being required to re-engineer parts of our code base to comply with license terms or being required to extract the open-source software at issue. Our exposure to these risks may be increased as a result of evolving our core source code base, introducing new offerings, integrating acquired-company technologies or making other business changes, including in areas where we do not currently compete. Any of the foregoing could adversely impact the value or enforceability of our intellectual property, and materially and adversely affect our business, results of operations and financial condition.

We rely on the value of our brands, and any failure to maintain or enhance consumer awareness of our brands could have a material adverse effect on our business, financial condition and results of operations.

Our brand strength, based primarily on our brands, MakeMyTrip, Goibibo and redBus, has been developed through sustained investment in customer experience, technology, service quality and marketing initiatives. We expect to make continued investments to enhance our brand value, enable us to compete against increased spending by our competitors, as well as against emerging competitors, including search engines and meta-search engines, and allow us to expand into new geographies and products where our brands are not well known. There is no assurance that we will be able to successfully maintain or enhance consumer awareness of our brands. Even if we are successful in our branding efforts, such efforts may not be cost-effective. If we are unable to maintain or enhance consumer awareness of our brands and generate demand in a cost-effective manner, it would negatively impact our ability to compete in the travel industry and drive traffic to our platform, and would have a material adverse effect on our business, financial condition and results of operations. See also “– Failure to protect our intellectual property rights could adversely affect our business and our brand” and “– We rely on traffic to our platform to grow our revenue and Gross Bookings. If we are unable to drive traffic to our platform in a cost-effective manner, our business, results of operations and financial condition could be negatively impacted.”

Negative events or circumstances involving our group or third parties affiliated with us could also adversely affect consumer perception and the value of our brands. Unfavorable publicity regarding, among other things, our business model, product offerings, travel suppliers, travel distributors, customer service and support, sales and marketing activities, brand ambassadors, platform quality, ownership, privacy or security practices, regulatory compliance and financial or operating performance could adversely affect our reputation or the market price of our securities. Such negative publicity could also harm our relationships with third parties and the engagement and loyalty of our customers that utilize our platform, which could adversely affect our business, financial condition and results of operations.

As part of our marketing efforts, we continue to scale up our existing strategic partnerships with major banks and credit card providers in India, which provide us with access to their extensive customer base. In addition, we also have a MakeMyTrip-ICICI Bank co-branded credit card. We cannot assure you that such initiatives will be able to deliver the intended increase in customer engagement and brand visibility. We rely on our customers to provide trustworthy reviews and ratings that other customers may rely upon to decide whether or not to book a particular offering. We also rely on these reviews to enforce quality standards and to further strengthen trust among our customers. Our customers may be less likely to rely on reviews and ratings if they believe that our review system does not generate trustworthy reviews and ratings. In addition, other potential customers may disregard those reviews and ratings, which could reduce customer trust and damage our brand and reputation, and could materially and adversely affect our business, results of operations and financial condition.

Negative publicity may also divert management’s time and attention away from our business, which may further adversely affect our operations. We have been and may continue to be the subject of media reports, social media posts, blogs and other forums that contain allegations about our business or activity on our platform that create negative publicity. Such negative publicity could also harm the size of our network and the engagement and loyalty of our customers and travel suppliers, which could adversely affect our business, financial condition and results of operations. In addition, the foregoing risks are increased by the widespread use of social media and the increasing incidence of fake or unsubstantiated news, particularly on social media and other online platforms, which could significantly increase negative sentiment and cause harm to brand perception.

We rely on traffic to our platform to grow our revenue and Gross Bookings. If we are unable to drive traffic to our platform in a cost-effective manner, our business, results of operations and financial condition could be negatively impacted.

We have used performance marketing services offered by search engines and social media platforms to distribute paid advertisements that drive traffic to our platform. Our traffic also comes from direct or unpaid channels, which include brand marketing and search engine optimization, among others. A critical factor in attracting customers to our platform is how prominently our offerings are displayed in response to search queries for key search terms. Search engines frequently change the algorithms that determine placement and display of results. These changes can adversely affect the ranking, visibility or cost of links to our platform. Pricing and operating dynamics for these traffic sources can change rapidly, both technically and competitively. Search or meta-search engines could, for competitive or other purposes, alter their search algorithms or display of results which could cause a website to rank lower in search query results or inhibit participation in the search query results. For example, a certain search engine, has in the past, changed its algorithms or results, and may continue to do so in the future, in a manner that negatively affects the search engine ranking, both paid and unpaid, of our websites, the websites of our affiliates and those of our third-party distribution partners or permitted third parties to bid on our branded keywords, such as “MakeMyTrip”. Such practices have resulted in competing advertisements appearing above or alongside our own search results, thereby reducing our visibility and requiring us to increase our spending on paid search advertising in order to maintain prominent placement for our own brand. There can be no assurance that such search engine or other search engines will not continue to permit such practices or adopt similar policies in the future. Any such actions could increase our customer acquisition costs, divert traffic from our customer-facing interfaces and adversely impact our business and financial performance.

Certain search providers have increasingly added their own travel search functionality and content at the expense of traditional paid listings and organic search results, which may continue to reduce the amount of traffic to our websites or those of our affiliates. If other search providers or meta-search companies continue to pursue these or similar strategies, which are out of our control, or we do not successfully manage our paid and unpaid search strategies, we could face a decrease in traffic to our websites and/or increased costs related to replacing unpaid traffic with paid traffic, which could result in increased marketing and sales promotion expenses. In addition, the emergence of AI search platforms and changing consumer behavior can adversely affect search traffic and margins. If developers use their own mobile operating systems or mobile application distribution channels to favor their own or other preferred travel service offerings, or impose policies that effectively disallow us to continue our full product and service offerings in those channels, there could be an adverse effect on our ability to engage with customers who access our platform via mobile applications or search websites. These changes may require us to make ongoing efforts and investments to ensure that we generate the desired level of traffic to our platform. If we fail to effectively and efficiently adapt to these changes, our business may be negatively impacted.

Our international operations involve additional risks.

We began operating in the United States in 2000, servicing mainly the air ticketing needs of non-resident Indians in the United States traveling inbound to India. We launched our operations in the UAE in December 2009. We have also expanded, and intend to continue to expand, our business in other new markets, particularly those with a significant non-resident Indian population as well as those with proximity to India or favored by Indian travelers. We entered the Singapore market in May 2011 through our initial investment in Luxury Tours, a Singapore-based travel agency which provides hotel reservations, excursion tours and other related services to inbound and outbound travelers in Singapore and the rest of Southeast Asia and became the sole owner of Luxury Tours in fiscal year 2013. We expanded in Southeast Asia in November 2012 through our initial investment in the ITC Group, a hotel aggregator and tour operator focused on Thailand, and became the sole owner of the ITC Group in 2015. We expanded into Latin America through our acquisition of the ibibo Group in January 2017, which included redBus (an online bus ticketing platform with operations in India, Singapore, Malaysia, Colombia and Peru). In addition, redBus commenced operations in Indonesia, Cambodia and Vietnam in April 2018, March 2024 and April 2024 respectively. In 2026, we launched a Saudi Arabia-focused platform, including our dedicated MakeMyTrip KSA website and mobile application, to expand our presence in Saudi Arabia. See “Item 4. Information On the Company — A. History and Development of the Company — Our Journey.”

We plan to continue to tailor our services and business model to the unique circumstances of such markets to succeed, including building new supplier relationships and customer preferences. Adapting our practices and models effectively to the supplier and customer preferences in new markets could be difficult and costly and could divert management and personnel resources. We could also face additional regulatory requirements in these, or other new markets, which could be onerous. We cannot assure you that we will be able to efficiently or effectively manage the growth of our operations in new markets. In addition, we are subject to risks in our international operations that may not exist in our Indian operations, including differences and unexpected changes in regulatory requirements and exposure to local economic and geopolitical conditions, differences in consumer preferences, inability to effectively enforce contractual or legal rights and adverse tax consequences, increased risk to and limits on our ability to enforce our intellectual property rights, competition from providers of travel services in such foreign countries, restrictions on the repatriation of earnings from such foreign countries (such as withholding taxes imposed by certain foreign jurisdictions) and currency exchange rate fluctuations. If we are not able to effectively mitigate or eliminate these risks, our business, financial condition and results of operations could be adversely affected.

Processing, storage, use and disclosure of personal data by us and our third-party providers exposes us to risks of data breaches and could give rise to liabilities and/or damage our reputation.

The confidentiality, integrity and availability of our information technology infrastructure, networks, hardware and software (collectively, “IT Systems”), are crucial for engaging in electronic commerce and maintaining the trust of consumers and travel service providers. Some of our critical IT Systems and confidential information are managed or controlled by third-parties, such as our business partners, vendors and service providers. Any cyberattack or security breach, whether internal or external, targeting our systems or the systems of these third-parties, could have a significant negative impact on our business, financial condition, results of operations, brands and market share. It is possible that breaches or disruptions could occur due to circumvention capabilities, developments or our own actions, which could compromise confidential information or third-party data that we handle. For example, third-parties may attempt to fraudulently obtain sensitive information, such as usernames, passwords or credit card details, from our employees, travel service provider partners or customers, which could be used to access our IT Systems or defraud our partners and customers. Furthermore, defects or vulnerabilities in the hardware, software and applications we use, whether developed internally or procured from third-parties, could unexpectedly impact the security and operation of our IT Systems or those of third-parties with whom we interact. As part of our operations, we are required to comply with the Information Technology Act, 2000 (the “IT Act”) and the rules thereof, which provides for civil and criminal liability. Further, the Digital Personal Data Protection Act, 2023 (the “Data Protection Act”), read with Digital Personal Data Protection Rules, 2025 (the “Data Protection Rules”), which came into effect in November 2025, require organizations to protect the privacy of their customers, prohibit unauthorized disclosure of personal information, and stipulate a monetary penalty in case of breach of the provisions of the Data Protection Act. For more information on privacy and data security regulations, see “– We are subject to evolving global privacy and data security regulations, which could impose significant compliance burdens and expose us to liability”.

We frequently encounter attempts to breach our security infrastructure through website attacks, phishing scams and denial of service incidents and anticipate facing other cyberattacks and security breaches. These risks are expected to increase as we expand our offerings, integrate products and services and handle more confidential information. Despite our efforts to safeguard the security, integrity and availability of our IT Systems and confidential information, we may not always be successful in doing so. Legitimate attempts to book reservations through our services may inadvertently be rejected. Such incidents could have a significant negative impact on our business, financial condition and results of operations. Our existing security measures may not be successful in preventing breaches, as evidenced by high-profile security breaches experienced by other major companies in recent years, which exposed their systems, information and personal data of their customers and employees. We allocate significant resources to mitigate the risks of cyberattacks and security breaches, and may need to increase our investments in security to enhance the protection of our systems, meet evolving compliance requirements and address problems and liabilities arising from breaches. Advances in technology or other developments could potentially compromise or breach our security technology. Managing these challenges is expected to become more complex as we expand our geographical presence and diversify our range of products and services. Threat actors are becoming increasingly sophisticated, utilizing tools and techniques such as AI to bypass security controls, avoid detection and obscure forensic evidence. This makes it more difficult for us to promptly and effectively detect, identify, investigate, contain and recover from future cyberattacks and incidents. Furthermore, the continued prevalence of remote working globally for our customers, employees and critical third-parties has amplified the risk of threat actors engaging in social engineering and exploiting vulnerabilities commonly found in non-corporate networks.

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

We are exposed to risks related to security breaches affecting third-parties engaged in online business activities. As consumers are generally concerned about security and privacy online, any publicized security issues could potentially diminish their willingness to provide personal information or engage in commercial electronic commerce transactions as a whole, including through our services. Some of our business operations involve collaborating with third-party marketing affiliates that may generate travel reservations using our infrastructure or other systems. Moreover, security breaches at third-parties such as travel service providers, payment processors, Switch and GDS service providers, that we rely on could impact consumers utilizing our services. If a security breach were to occur at any of these third-party marketing affiliates, travel service providers, payment processors, Switch, GDS service providers or other third-parties, it could be perceived as a breach of our own systems by consumers. Any such incidents could result in negative publicity, trigger notification requirements, harm our reputation, expose us to the risk of losses or litigation and potentially subject us to regulatory penalties and sanctions. Furthermore, these third-parties may not adhere to applicable disclosure and other requirements, which could expose us to liability.

System interruption, security breaches and unplanned outages in our information systems and infrastructure, or those of third-party providers on which we rely, may adversely affect our business.

We rely significantly on our IT Systems to manage consumer traffic to our websites and mobile applications and facilitate and process transactions. We have experienced, and may in the future, experience incidents that make some or all of these systems unavailable or prevent us from efficiently fulfilling bookings or providing services to our customers. Any interruptions, outages or delays in our systems, or deterioration in their performance, could impair our ability to process transactions and decrease the quality of our service to our customers. If our systems cannot be expanded to cope with increased consumer traffic to our websites and through our mobile applications, we could experience unanticipated disruptions in service, slower response times, decreased customer service and customer satisfaction and delays in the introduction of new services, any of which could impair our reputation, damage our brands and materially and adversely affect our results of operations.

We also rely on third-party IT service providers and technology partners to provide critical technology infrastructure and software services, including customer relationship management software, payment gateway technologies and cloud computing services. Any large-scale outage, regional disruption, service degradation, capacity constraint or other failure affecting these service providers or the geographic regions in which they operate could adversely affect the availability and performance of our platform, impair transaction processing and negatively impact the overall customer experience. We license certain technologies incorporated into our platform from third-parties, and there can be no assurance that we will be able to renew such licenses on favorable terms or at all. We maintain an information technology and procedural framework to manage and safeguard our information technology resources, and we also engage independent third-parties to audit our mobile and web applications to identify vulnerabilities. If we encounter any interruption or deterioration in performance of these third-party IT systems or any impairment or termination to such arrangements, we may not be able to find alternative systems support on a timely basis or on commercially reasonable terms, which could result in significant additional costs and disruptions to our business.

We operate our technology platform through external and internal data centers in India located in Mumbai, Bengaluru and Gurugram. While we have backup systems and contingency plans for critical aspects of our operations or business processes, certain other non-critical systems are not fully redundant and our disaster recovery or business continuity planning may not be sufficient. Fires, floods, power outages, telecommunications failures, earthquakes, acts of war or terrorism, acts of God, computer viruses (e.g., ransomware), sabotage, break-ins and electronic intrusion attempts from both external and internal sources and similar events or disruptions may damage, impact or interrupt our computer or communications systems, business processes or infrastructure at any time. Although we have put measures in place to protect certain portions of our facilities and assets, any of these events could cause system interruptions, delays and loss of critical data, and could prevent us from providing services to our customers and/or suppliers for a significant period of time. We do not carry business interruption insurance for all such eventualities. Remediation may be costly and we may not have adequate insurance to cover such costs. Moreover, the costs of enhancing infrastructure to attain improved stability and redundancy may be time-consuming and expensive and may require resources and expertise that are difficult to obtain.

We are subject to evolving global privacy and data security regulations, which could impose significant compliance burdens and expose us to liability.

In our processing of travel and related transactions, we receive and store a large volume of personal data. This data is increasingly subject to legislation and regulations in numerous jurisdictions around the world, which would subject us to liability arising from any non-compliance with applicable legal and regulatory requirements. The IT Act, as amended, establishes a framework for e‑governance, and creates offenses, remedies and enforcement mechanisms to address cyber security. India has also implemented privacy rules, including the Information Technology (Reasonable Security Practices and Procedures and Sensitive Personal Data or Information) Rules, 2011 (“IT Security Rules”), which impose limitations and restrictions on the collection, use and disclosure of personal data and the Information Technology (Intermediary Guidelines and Digital Media Ethics Code) Rules, 2021, as amended (the “IT Intermediary and Digital Media Rules”), which regulate third-party content.

The Data Protection Act received the assent of the President of India on August 11, 2023 and the provisions of the Data Protection Act came into effect and were notified in the official gazette on November 13, 2025 classify entities who determine the means and purposes of processing personal data as data fiduciaries, and requires data fiduciaries to implement a host of compliances to provide notice as prescribed and obtaining consent, notifying personal data breaches, ensuring the accuracy, completeness, and consistency of the personal data being processed, enabling data principals (i.e. the individuals to whom the personal data relates) to exercise their rights, and implementing technical safeguards and reasonable security measures to protect personal data and to ensure compliance with the law. The Ministry of Electronics and Information Technology (“MeitY”) notified and published the accompanying Data Protection Rules on November 13, 2025. The Data Protection Rules facilitate the implementation of the Data Protection Act. It aims to strengthen the legal framework for the protection of digital personal data by providing necessary details and an actionable framework. See “Item 4. Information on the Company — B. Business Overview — Regulations.”

Practices regarding the collection, use, storage, transmission and security of personal information by companies operating over the internet have recently come under increased public scrutiny around the world. Several jurisdictions have enacted comprehensive privacy and data protection legislation that requires companies to implement and comply with regulations regarding the storage and handling of personal data, including its collection, use, sharing, protection and the ability of individuals to access, correct or delete such data. The legality of cross-border mechanisms for data transfers between jurisdictions also continues to raise uncertainty for e-commerce companies. Any failure to comply with applicable data protection laws could result in penalties for non-compliance, including significant fines based on annual revenue, as well as claims for damages by affected individuals. In addition, many countries across Asia, Europe, Latin America, North America and other regions have passed or are considering similar privacy regulations, resulting in additional compliance burdens and uncertainty as to how some of these laws will be interpreted.

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

The imposition of new laws in various jurisdictions globally, including travel-specific laws and laws specifically targeting e-commerce businesses, also remains an area of concern and may require us to incur increased costs for compliance. Certain jurisdictions have enacted regulations governing how refunds are to be processed, how fees are to be displayed, and requiring registration of intermediaries with attendant compliance obligations. Such increased focus on digital businesses, including extraterritorial application of some laws, may require us to either incur increased compliance costs or selectively withdraw our services from certain jurisdictions.

We outsource a significant portion of our call center services for customer support and if our outsourcing service providers fail to meet our requirements or face operational or system disruptions, our business may be adversely affected.

We outsource our call center for customer service support for all flights (domestic and international), hotel reservations and packages, bus ticketing, car hire, rail and other services as well as back office fulfillment and ticketing services, to various third-parties in India. If our outsourcing service providers experience difficulty meeting our requirements for quality and customer service standards, our reputation could suffer and our business and prospects could be adversely affected. Our operations and business could also be materially and adversely affected if our outsourcing service providers face any operational or system interruptions, including any inability to scale their services efficiently during such periods of increased demand.

Additionally, many of our contracts with outsourcing service providers may be terminated on as little as 30 days’ notice. In the event that one or more of our contracts with our outsourcing service providers is terminated on short notice, we may be unable to find alternative outsourcing service providers on commercially reasonable terms, or at all. Further, the quality of the service provided by a new or replacement outsourcing service provider may not match our expectations or meet our requirements, including during the transition and training phase. Any termination of our contracts with outsourcing service providers could cause a decline in the quality of our services and adversely affect our business, financial condition and results of operations.

There are various risks associated with the facilitation of payments, including risks related to fraud, compliance with evolving rules and regulations, and reliance on third-parties.

The end-to-end payments process, from accepting customer payments through to paying suppliers, for a variety of payment methods, is subject to various laws, rules, regulations, legal interpretations and regulatory guidance, including those governing cross-border and domestic money transmission and funds transfers, foreign exchange, payment services and consumer protection. If we are found to be in violation of applicable payments laws or regulations, we could be subject to civil and criminal penalties, additional restrictive and burdensome requirements, or forced to cease or amend certain services we currently provide.

We have entered into agreements with third-party service providers, including banks and certain companies that handle the processing of digital payments, to facilitate customer bookings for travel products and services on our platform. These agreements are non-exclusive and can be terminated by the third-party service providers upon 30 to 60 days’ prior notice and, in some cases, immediately without notice if the third-party service provider considers it necessary. Further, as per the terms of these agreements, we are required to indemnify the third-party service providers against all claims, demands, actions, suits, losses and costs, including legal fees, arising from our actions or omissions or use of the facility. The third-party service providers also have the right to modify or impose transaction limits under these agreements. In addition, we may be liable for accepting fraudulent digital payments on our platform. In the fiscal year 2026, we experienced losses amounting to $0.6 million due to payment-related disputes. These losses were associated with disputed settlements and refunds resulting from credit card or digital commerce fraud committed by third parties, which primarily involved the purchase of air tickets and hotels and packages on our platform using counterfeit credit cards or other fraudulent digital payment methods. We operate a co‑branded credit card program with ICICI Bank under which ICICI Bank issues and operates the cards while we support marketing, data‑sharing and loyalty/benefits fulfillment. However, we remain exposed to unauthorized usage and chargebacks under the card network and processor rules, increased compliance and security costs, including tokenization and requirements under the Payment Card Industry Data Security Standard and the Data Protection Act. If we fail to effectively combat fraudulent digital payments, we may encounter payment disputes with customers and be subject to demands from relevant banks, credit card processing companies and digital payment providers. Consequently, our business, financial condition and results of operations may be adversely affected.

Payment card networks may increase the interchange fees and assessments that they charge for each transaction that accesses their networks and may impose special fees or assessments on such transactions. Certain of our payment processors also have the right to pass any increases in interchange fees and assessments on to us, which could significantly increase our costs and thereby adversely affect our financial performance. In addition, we are also subject to payment card association rules and obligations under our contracts with payment card processors. Under these rules and obligations, if information is compromised, we could be liable to payment card issuers for associated expenses and penalties. The Indian Computer Emergency Response Team, Ministry of Electronics and Information Technology, Government of India (the “CERT-In”), has issued directions under the IT Act, as amended, requiring reporting of cybersecurity incidents and maintenance of transaction records. Pursuant to Reserve Bank of India circulars in relation to the security of credit and debit card transactions, card data is required to be tokenized by card issuers and any data previously stored by entities other than card issuers and card networks were required to be purged on or prior to September 30, 2022. In addition, if we fail to follow payment card industry security standards, even if no customer information is compromised, we could incur significant fines or experience a significant increase in payment gateway charges, which could adversely affect our business, financial condition and results of operations.

Regulations, guidance and practices for the use of “pixels,” “cookies” and similar technologies could negatively impact the way we do business.

Our website and mobile applications rely on technologies such as tracking pixels, cookies, and other similar tools to collect customer data, enhance security, personalize customer experiences, support targeted marketing, and improve conversion rates. However, the regulatory and technological landscape surrounding these tools is rapidly evolving. At the same time, regulators across various regions have enacted privacy laws that impose limitations on how such data collection tools can be used. In addition to regulatory changes, there has been a noticeable increase in legal actions challenging the use of cookies and similar technologies. These legal and regulatory pressures may restrict our ability to deliver personalized advertising and targeted campaigns, hinder our efforts to optimize platform performance, and potentially degrade the overall customer experience. Furthermore, the broader industry shift toward a privacy-centric, cookie-less digital environment introduces new challenges to our data-driven strategies and models. These developments could significantly impact how we engage with customers and measure success across our customer-facing interfaces.

Failure to protect our intellectual property rights could adversely affect our business and our brand.

Our websites and mobile applications rely on content and in-house customizations and enhancements of third-party technology, much of which is not subject to any intellectual property protection. We protect our logos, brand names, websites’ domain names and, to a more limited extent, our content, by relying on copyrights, trademarks, patents, trade secret laws and confidentiality agreements. Even with all of these precautions, it is possible for someone else to copy or otherwise obtain and use our content, techniques, and technology without our authorization or to develop similar technology. While our domain names cannot be copied, another party could create an alternative domain name resembling ours that could be passed off as our domain name. Effective trademark, copyright and trade secret protection may not be available in every country in which we operate either offline or through the internet, and policing unauthorized use of our content and technological customizations is difficult and expensive.

We have registered the domain names www.makemytrip.com, www.makemytrip.ae, www.makemytrip.com.sg, www.goibibo.com, and www.redbus.in, and have full legal rights over all these domain names for the period for which such domain names are registered. We primarily conduct our business under the “MakeMyTrip,” “Goibibo” and “redBus” brand names and logos.

Our key logos are also registered trademarks in India, including “MakeMyTrip”, “MMTBLACK”, “myBiz”, “go-mmt”, “GoStays”, “Goibibo”, “Ibibo”, “MAKEMY”, “MYTRIP”, “goTribe”, “GoCash”, “redbus”, “redRail” and “Primo”. To protect the marks of MakeMyTrip, Goibibo and redBus, we file objections before the trademark registry from time to time against deceptively similar trademarks.

We cannot be sure that our trademarks or domain names will be protected to the same extent as in the countries in which they are already registered or that the steps we have taken will prevent misappropriation or infringement of what we consider our proprietary information. For instance, MMT India filed an infringement suit in relation to the use of its trademarks against, among others, Google LLC and Booking.com India Support and Marketing Services Private Limited. See also “Item 8. Financial Information — Consolidated Statements and Other Financial Information — Legal Proceedings — Petition filed against Booking.com and Google LLC & Google India.” Such misappropriation or infringement could have a material adverse effect on our business. In the future, we may need to engage in litigation to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation might result in substantial costs and diversion of resources and management attention.

Third parties may assert that our services, products, and technology, including software, processes and domain names, violate their intellectual property rights. As competition in our industry increases and the functionality of technology offerings further overlaps, such claims and counterclaims could increase. There can be no assurance that we do not or will not inadvertently infringe on the intellectual property rights of third parties. Any intellectual property claim against us, regardless of its merit, could have an adverse effect on our business, financial condition and results of operations and can be expensive and time-consuming to defend. Our failure to prevail in such matters could result in loss of intellectual property rights, judgments awarding substantial damages and injunctive or other equitable relief against us, or require us to delay or cease offering services or reduce features in our services.

Our business experiences seasonal fluctuations and quarter-to-quarter comparisons of our results may not be meaningful.

Our business experiences seasonal fluctuations. Such seasonality can be expected to cause quarterly fluctuations in our revenue, Gross Bookings and profits. We tend to experience higher revenue from our hotels and packages business in the second and fourth calendar quarters of each year, which coincide with the summer holiday travel season and the year-end holiday travel season for our customers in India and other markets. In our air ticketing business, we may have higher revenues in a particular quarter arising out of periodically discounted sales of tickets by our suppliers. Our bus ticketing business is less impacted by seasonality. As a result, quarter-to-quarter comparisons of our results may not be meaningful.

Failure to obtain or renew approvals, licenses, registrations and permits to operate our business in a timely manner, or at all, may adversely affect our business, financial condition, cash flows and results of operations.

We are required to obtain certain approvals, registrations, permissions and licenses from regulatory authorities, to operate our business, which may be subject to various conditions. For example, Luxury Tours and ibibo Singapore hold travel agent licenses from the Singapore Tourism Board. We also have inbound and outbound licenses for the ITC Group issued by Department of Tourism, Thailand, as well as a Seller of Travel certificate of registration for MMT USA from the State of California in the United States. Our subsidiary, BookMyForex, is licensed with the Reserve Bank of India as a full-fledged money changer and can offer currency exchange services in India. See “Item 4. Information on the Company — B. Business Overview — Regulations.” This sector is highly regulated in India under applicable Reserve Bank of India regulations, including penalties for non-compliance and broad enforcement powers for regulatory authorities. If we fail to obtain some or all of these approvals or licenses, or renewals thereof, in a timely manner or at all, or if we fail to comply with applicable conditions or it is claimed that we have breached any such conditions, our license or permission for carrying on a particular activity may be suspended or cancelled and we may not be able to carry on such activity, which could adversely affect our business, results of operations, cash flows and financial condition.

In addition, we have, and may need to in the future, apply for certain additional approvals, including the renewal of approvals, which may expire from time to time. We cannot assure you that such approvals and licenses will be granted or renewed in a timely manner or at all or will not be withdrawn by the relevant governmental or regulatory authorities. Failure to obtain or renew such approvals and licenses in a timely manner or a withdrawal of any of our licenses or registrations would make our operations non-compliant with applicable laws and may result in imposition of penalties by relevant authorities, and may also prevent us from carrying out our business. Our licenses and approvals are subject to various conditions, including periodic renewal and maintenance standards. Any actual or alleged failure on our part to comply with the terms and conditions of such regulatory licenses and registrations could expose us to legal action, compliance costs or liabilities, or could affect our ability to continue to operate at the locations or in the manner in which we have been operating thus far.

Changing laws, rules and regulations and legal uncertainties applicable to the travel industry may result in additional compliance costs and adversely affect our business and financial performance.

The regulatory and policy environment in which we operate is evolving and subject to change. Such changes may adversely affect our business, financial condition and results of operations, to the extent that we are unable to suitably respond to and comply with such changes in applicable law and policy. Changes in laws, rules or regulations may subject us to greater compliance costs and regulatory risks.

We are subject to proceedings and notices under the Motor Vehicles Act, 1988 (the “Motor Vehicles Act”) challenging the status of our redBus business, and may be subject to similar challenges in future for our redBus and Savaari businesses. See also “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information – Legal Proceedings — Writ petition filed in the Delhi High Court regarding applicability of the Motor Vehicles Act, 1988 to the redBus business.” In addition, amendments to the Motor Vehicles Act which became effective in 2019 and 2020, and the Motor Vehicle Aggregator Guidelines, 2020 (the “MVA Guidelines”), issued thereunder, introduced a license requirement for “aggregators”, defined as digital intermediaries or market places for passengers to connect with drivers for transportation. The MVA Guidelines specify compliance requirements with respect to the aggregator’s online platform, including safety features, data storage in India, fare regulation and responsibilities with respect to drivers on the platform. In the event any portion of our business is deemed to require a license under any covered categories in the Motor Vehicles Act or the MVA Guidelines, we may be required to obtain a license and comply with conditions therein. Although we believe that our business is compliant with applicable laws, we may be required to adhere to additional compliance requirements depending on the outcome of the above-mentioned proceedings, as well as amendments to the Motor Vehicles Act or any other applicable laws.

The governments of the countries in which we operate or may expand into may implement new laws or other regulations and policies that could affect our business, which could lead to new compliance requirements, including requiring us to obtain governmental approvals and licenses or impose onerous requirements. Further, the Data Protection Act read with Data Protection Rules, which came into effect in November 2025, require organizations to protect the privacy of their customers, prohibit unauthorized disclosure of personal information, and stipulate a monetary penalty in case of breach of the provisions of the Data Protection Act. The Data Protection Act requires companies collecting and dealing with high volumes of personal data such as ours, and who are notified as significant data fiduciaries, to fulfill certain additional obligations such as appointment of a data protection officer for grievance redressal and an independent data auditor to evaluate compliance with the Data Protection Act. See “Item 4. Information on the Company — B. Business Overview — Regulations.”

Unfavorable changes in or interpretations of laws, rules or regulations could result in us being deemed to be in contravention of such laws and may require us to apply for additional approvals. We may incur increased costs and other burdens relating to compliance with new requirements, which may also require significant management time and other resources, and any failure to comply may adversely affect our business, results of operations, financial condition, cash flows and prospects. Uncertainty in the applicability, interpretation or implementation of any amendment to, or change in, law, regulation or policy in the jurisdictions in which we operate, may be time-consuming as well as costly for us to resolve and may impact the viability of our current business or restrict our ability to grow our business in the future.

We could face liability for information or content on or accessible through our customer-facing interfaces.

We are subject to existing and evolving regulatory regimes that may increase the regulation of third-party information or content available on customer-facing interfaces. For example, the Central Consumer Protection Authority, a regulatory authority established under the Consumer Protection Act, 2019 (the “Consumer Protection Act”), issued guidelines in 2023 to prevent and regulate certain “dark pattern” practices, and is applicable to all platforms offering goods and services in India, advertisers and sellers. These practices include false urgency, basket sneaking, confirm shaming, forced action, subscription trap, interface interference and others. Such additional requirements may further evolve and be subject to varying interpretation and may cause us to incur increased compliance costs and make changes to our products, practices or other aspects of our business, and any failure to comply may adversely affect our business.

Compliance with such requirements in respect of third party content and offerings may require increased compliance costs and may adversely affect our business, financial condition and results of operations. In addition, we could face claims relating to information or content that is made available on our customer-facing interfaces. Our customers may rely on the description of the products and services presented on our platform to ascertain the quality of the accommodation, service or other product. We receive information utilized in the descriptions on our platform directly from the accommodation or other suppliers or through reviews from our customers. Although content on our platform is typically generated by third-parties, and not by us, claims of defamation, disparagement, negligence, warranty, personal harm, intellectual property infringement, or other alleged damages could be asserted against us. To the extent that the information presented on our platform does not reflect the actual quality of the product or service, we may face customer complaints that may have an adverse effect on our reputation and the likelihood of repeat customers, which in turn, may adversely affect our business and may also cause financial loss, in case we are required to pay damages or compensation for loss caused to customers.

Our business and activities are regulated by competition laws and regulations, the adverse application or interpretation of which could have an adverse effect on our business.

We are subject to competition laws and regulations. These laws and regulations constantly evolve, and their interpretation, application, and enforcement can also change, be unpredictable, or be affected by changing political or social pressures.

The Competition Act, 2002, as amended (the “Competition Act”) prohibits any anti-competitive agreement or arrangement, understanding or action in concert between enterprises, whether formal or informal, which causes or is likely to cause an appreciable adverse effect on competition in India. Any agreement among competitors, which directly or indirectly, involves the determination of purchase or sale prices, limits or controls production, supply, markets, technical development, investment or provision of services, shares the market or source of production or provision of services in any manner by way of allocation of geographical area, type of goods or services or number of consumers in the relevant market or in any other similar way, or directly or indirectly results in bid-rigging or collusive bidding is presumed to have an appreciable adverse effect on competition. The Competition Act also prohibits abuse of a dominant position by any enterprise. The combination regulation (merger control) provisions under the Competition Act require acquisitions of shares, voting rights, assets or control or mergers or amalgamations that cross the prescribed asset and turnover based thresholds to be mandatorily notified to, and pre-approved by, the Competition Commission of India (“CCI”). Any breach of the provisions of the Competition Act may attract substantial monetary penalties. The Competition Act aims to, among other things, prohibit all agreements and transactions which may have an appreciable adverse effect on the market. The applicability or interpretation of the Competition Act to any merger, amalgamation or acquisition proposed by us may affect our business, financial condition, cash flows and results of operations. We may be subject to investigations or enforcement proceedings initiated by the CCI in the future and any such scrutiny or prosecution by the CCI may result in adverse publicity, affecting our business, financial condition, cash flows and results of operations. For further details, see “Item 4. Information on the Company — B. Business Overview — Regulations”.

On October 19, 2022, the CCI, passed an order against MMT India and redBus India, among others, in relation to certain alleged anti-competitive conduct under the Competition Act by MMT India and redBus India, among others. The CCI imposed an aggregate penalty of Rs. 2,234.8 million (or $23.8 million) on MMT India and redBus India, as well as certain behavioral sanctions in respect of our agreements with hotels, the platforms’ listing terms and conditions and disclosure in relation to properties which were not available on our platform, in connection with the alleged abuse of dominant position under Section 4 of the Competition Act. MMT India and redBus have jointly appealed against the CCI’s order before the National Company Law Appellate Tribunal (“NCLAT”) and the same is currently pending. If such appeal is unsuccessful, our business, financial condition and results of operations could be adversely affected. As a result, we will be responsible for any liability, levy, cess, interest, penalty or refund that may arise as a result of this proceeding. For further details, see “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings”.

We are involved in various legal proceedings and may experience unfavorable outcomes, which could adversely affect our business and financial condition.

From time to time in the ordinary course of business, we are subject to various legal and regulatory proceedings, claims and actions, including complaints involving our customers (for example, in relation to alleged deficiency of services and unfair trade practices, and seeking, among other things, reimbursement of travel and medical expenses, travel allowance, and compensation for tickets), our suppliers and tax proceedings relating to income tax, service tax and goods and services tax matters. See also “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings”.

The results of litigation and claims cannot be predicted with certainty. Regardless of the outcome, litigation can have an adverse impact on us because of the costs to defend lawsuits, diversion of management resources and other factors. There is no assurance that these legal proceedings will be decided in our favor and that no further liability will arise out of these proceedings or would not have an adverse effect on our business, financial condition and results of operations. Even if we are successful in defending such cases, we may be subject to legal and other costs incurred pursuant to defending such litigation, and such costs may be substantial and not recoverable. In addition, we may decide to settle legal disputes on terms that are unfavorable to us. Furthermore, if any litigation to which we are a party is resolved adversely, we may be subject to an unfavorable judgment that we may not choose to appeal or that may not be reversed upon appeal. The terms of any settlement or judgment in connection with any legal claims, lawsuits, or proceedings may require us to cease some or all of our operations, or pay substantial amounts to the other party and could materially and adversely affect our business, financial condition and results of operations.

Changing tax laws, rules and regulations, including adverse application thereof, could increase our tax liabilities and adversely affect our business and financial performance.

We are subject to a variety of tax obligations in the jurisdictions in which we operate. The application of various Indian and international tax laws, rules and regulations to our products and services is subject to interpretation by the applicable taxing authorities, and it is difficult or impossible to predict how such laws and regulations will be applied. The determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment by management, and there are many transactions where the ultimate tax determination is uncertain. Our provision for income taxes is also determined by the manner in which we operate our business, and any changes to such operations or laws applicable to such operations may affect our effective tax rate. Changes in accounting for intercompany transactions may also affect our effective tax rate. In addition, our future tax expense could be adversely affected by earnings being lower than anticipated in jurisdictions that have lower statutory tax rates and higher than anticipated in jurisdictions that have higher statutory tax rates, by changes in the valuation of our deferred tax assets and liabilities, or by changes in tax laws, regulations, or accounting principles.

The Government of India has implemented two major reforms in Indian tax laws, namely the Goods and Services Tax (“GST”), and provisions relating to general anti-avoidance rules (“GAAR”). The Union Finance Minister announced the Income Tax Bill, 2025 on February 13, 2025, which sought to simplify the language and restructure provisions of the existing Income-tax Act, 1961 (“Income Tax Act”). It was later withdrawn and replaced with the Income Tax (No. 2) Bill, 2025 (“Income-tax Act, 2025”), which came into force on April 1, 2026. We have not fully determined the impact of these recent laws and regulations on our business and cannot predict whether any future amendments would have an adverse effect on our business, financial condition and results of operations.

The Government of India announced the union budget for Fiscal 2027, pursuant to which the Finance Act, 2026 has been enacted (“Finance Act”). Investors are advised to consult their own tax advisors and to carefully consider the potential tax consequences of owning, investing or trading in the Equity Shares. There is no certainty on the impact that the Finance Act may have on our business and operations or on the industry in which we operate. Uncertainty in the applicability, interpretation or implementation of any amendment to, or change in, governing law, regulation or policy, including by reason of an absence, or a limited body, of administrative or judicial precedent may be time-consuming as well as costly for us to resolve and may affect the viability of our current business or restrict our ability to grow our business in the future.

The GST regime in India is subject to periodic amendments, clarifications, notifications, judicial pronouncements and administrative interpretations. Any changes in GST rates, input tax credit eligibility, place of supply rules, valuation provisions, compliance procedures or other indirect tax regulations may increase our tax costs, compliance burden and operational expenses. Further, differing interpretations of GST laws by tax authorities may result in disputes, assessments, demands, penalties, interest liabilities or litigation. We have received notices from Indian tax authorities for demands of service tax and goods and service tax on certain matters, some of which relate to the travel industry in India and involve complex interpretations of law. We have also received notices and various assessment orders from Indian income tax authorities, to which we have responded. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings.”

Many of the statutes and regulations that impose these taxes were established before the growth of the internet, mobile networks and e-commerce. If such tax laws, rules and regulations are amended, new adverse laws, rules or regulations are adopted or current laws are interpreted adversely to our interests, particularly with respect to occupancy or value-added or other taxes, the result could increase our tax liabilities (prospectively or retrospectively) and reporting obligations, including requirements to provide information about travel suppliers, customers and transactions on our technology platform. The outcome of these changes may have an adverse effect on our business or financial performance, including a decrease in demand for our products and services if we pass on such costs to customers, an increase in the volume and cost of our tax reporting and compliance obligations or limit the scope of our business activities if we decide not to conduct business in particular jurisdictions.

New income or other tax laws or regulations could be enacted at any time, which could adversely affect our business operations and financial performance. For example, UAE’s corporate tax legislation has become applicable to our entities in UAE since April 1, 2024. The legislation provides that qualifying income of free zone entities in UAE is exempt from corporate tax, subject to satisfaction of certain conditions. However, non-qualifying income will be taxable at the rate of 9%. The corporate tax laws introduced in UAE are currently nascent, and any future amendments, new rules or a divergent view of tax authorities with respect to our tax positions could materially and adversely affect our business operations and financial performance. In addition, the One Big Beautiful Bill Act, enacted on July 4, 2025 (“OBBBA”), significantly changed the U.S. tax landscape by implementing revisions to key business tax provisions. The long-term effects of the OBBBA on the results of operations and cash flows remain uncertain and could be material.

Any future amendments to tax laws may also affect tax benefits utilized by us in the future, such as exemptions for income earned by way of dividend from investments in other domestic companies and units of mutual funds, exemptions for interest received in respect of tax-free bonds, and long-term capital gains on equity shares. Changes in capital gains tax or tax on capital market transactions or the sale of shares could affect investor returns.

Our substantial level of indebtedness could limit our financial and operating activities and adversely affect our ability to obtain additional financing to fund future operational needs.

We have significant outstanding indebtedness, including under our 2028 Notes and 2030 Notes. As at March 31, 2026, we had outstanding loans and borrowings of $1,405.6 million. A significant portion of our cash flows will be required to repay our existing indebtedness, and we may not generate sufficient cash flows from operations, or have future borrowing capacity available, to enable us to repay our indebtedness or to fund other liquidity needs. Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness, including our 2028 Notes and 2030 Notes, and to satisfy our other obligations, will depend upon our future operating performance and financial condition and the availability of refinancing opportunities, which will also be affected by prevailing economic conditions and financial, business and other factors, many of which are beyond our control. We cannot assure you that our business will generate sufficient cash flows from operations, or that future fund raising or borrowing opportunities will be available to us in amounts sufficient to fund our liquidity needs or to meet our debt repayment obligations. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

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

We may not have the ability to raise the funds necessary to meet our payment obligations under our 2028 Notes and our 2030 Notes.

Our 2028 Notes and 2030 Notes are scheduled to mature on February 15, 2028 and July 1, 2030 respectively, unless earlier repurchased, redeemed or converted. Holders of our 2028 Notes will have the right to require us to repurchase such 2028 Notes upon the occurrence of a fundamental change at a repurchase price equal to 100% of the principal amount of the 2028 Notes to be repurchased, plus accrued and unpaid special interest, if any. Holders of our 2030 Notes will have the right to require us to repurchase such 2030 Notes on July 3, 2028, and upon the occurrence of a fundamental change, in each case, at a repurchase price equal to 100% of the principal amount of the 2030 Notes to be repurchased, plus accrued and unpaid special interest, if any.

However, we may not have enough available cash or be able to obtain financing at the time we are required to repurchase the 2028 Notes or 2030 Notes. In addition, our ability to repurchase our 2028 Notes and 2030 Notes may be limited by law, by regulatory authority or by agreements governing our future indebtedness. Our failure to repurchase our 2028 Notes and 2030 Notes or pay the repurchase price with respect to our 2028 Notes or 2030 Notes or repay the principal at a time when such payment is required by the indentures governing our 2028 Notes and our 2030 Notes would constitute a default under the relevant indenture. A default under the indentures governing our 2028 Notes and/or our 2030 Notes could also lead to a default under agreements governing our future indebtedness. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase our 2028 Notes or 2030 Notes or make required payments on our 2028 Notes and 2030 Notes when due.

We depend on the performance of directors, key executives, senior management and other qualified employees. If we are unable to attract, retain and motivate such persons, our business and growth prospects could be adversely affected.

Our business and future success is substantially dependent on the continued services and performance of our directors, key executives, senior management and other employees, including employees with travel industry experience or expertise in information technology and systems, software services, engineering and financial services. Any of these individuals may choose to terminate their employment with us at any time. There is a limited pool of individuals who have the skills and training needed to help us grow our company, and we cannot assure you that we will be able to retain these employees or find adequate replacements, if at all. Further, our Director, Group Chairman and Chief Mentor, Mr. Deep Kalra and our Director and Group Chief Executive Officer, Mr. Rajesh Magow have each entered into change in control severance agreements with MMT India, pursuant to which each of them will be entitled to certain benefits if he chooses to terminate his employment for good reason. See “Item 6. Directors, Senior Management and Employees — B. Compensation — Employment Agreements with Executive Officers.”

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

We may be required to increase our levels of employee compensation more rapidly than in the past to remain competitive in attracting the quality of employees that our business requires. Further, evolving employee expectations regarding flexible, hybrid or remote work arrangements could affect our talent attraction and retention efforts and may create operational, cultural and managerial challenges if not addressed effectively. High attrition rates of qualified personnel could have an adverse effect on our ability to expand our business, as well as cause us to incur greater personnel expenses and training costs. If we do not succeed in attracting well-qualified employees or retaining or motivating existing employees, our business and growth prospects could be adversely affected.

Our failure to implement and maintain effective internal control over financial reporting may result in material misstatements in our financial statements requiring us to restate financial statements in the future, cause investors to lose confidence in our reported financial information and have a negative effect on our share price.

Our management has in the past identified a material weakness in our internal control over financial reporting and has taken steps to remediate this. However, we cannot assure you that additional material weaknesses in our internal control over financial reporting will not be identified in the future. Any failure to maintain or improve existing controls or implement new controls could result in material misstatements in our financial statements and adversely affect the results of annual management evaluations regarding the effectiveness of our internal control over financial reporting. In addition, any such failure could result in material weaknesses and cause us to fail to meet our periodic reporting obligations which in turn could cause our shares to be de-listed or suspended from trading on the Nasdaq Global Market. Also, any of the foregoing may cause investors to lose confidence in our reported financial information, leading to a decline in our share price and adversely affect our ability to raise funds in future.

Our insurance coverage may be inadequate and may not protect us against all material risks, and successful claims that exceed our insurance coverage could adversely affect our business, financial condition and results of operations.

We maintain and annually renew insurance for losses arising from fire, burglary and terrorist activities for our corporate office at Gurugram and other offices in India. We have a liability policy to insure our directors and officers from various liabilities arising out of the general performance of their duties. We have purchased insurance for fire, earthquake and burglary for office equipment, and have also obtained cyber and crime insurance for our operations. We have also obtained medical insurance, term life insurance and accidental insurance for our employees. See “Item 4. Information on the Company — B. Business Overview — Insurance”. While we renew our insurance policies in the ordinary course of business, there can be no guarantee that the insurance costs on renewal will not substantially increase or that the renewed terms will be fully acceptable to us. We may need to bear losses to the extent we incur uninsured losses or losses in excess of policy limits, or where there are claims that are rejected or delayed by the insurer. Moreover, if we incur a serious uninsured loss of significant value or a successful assertion of one or more large claims against us that exceeds our available insurance coverage or there are changes in terms of our insurance policies on renewal, including premium increases or the imposition of a larger deductible or co-insurance requirement, our business, financial condition, cash flows and results of operations could be adversely affected.

We rely on estimates and data to calculate certain of our key metrics, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

We depend on certain key metrics, including flight segments, room nights, bus tickets, Gross Bookings, lifetime unique transacting customers, annual unique transacting customers, Myra daily conversations, number of hotels and alternative accommodations, repeat transaction rate, cross-sell rates (hotels), ancillary attachment rates, number of loyalty program members and number of mobile application downloads, to assess our performance, guide strategic decisions and communicate with investors. Some of these metrics are derived from estimates and data sourced from third-party travel suppliers. The accuracy of these metrics is subject to inherent uncertainties and limitations, including incomplete or inaccurate data, system errors or changes in supplier reporting practices. The calculation of these key metrics requires the ongoing collection of data on new offerings that are added to our platform over time. Our business is complex, and the methodology used to calculate these metrics may require future adjustments to accurately represent the full value of new offerings.

In addition, a single person may have multiple accounts and download our mobile applications on multiple devices, some customers may restrict our ability to accurately identify them across visits, some mobile applications automatically contact our servers for regular updates with no customer action, and we are not always able to capture customer information on our platform. As such, the calculations of our mobile application downloads and annual unique transacting customers may not accurately reflect the unique number of people actually downloading our applications or transacting on our platform.

Limitations or errors with respect to how we measure data or with respect to the data that we measure may affect our understanding of certain details of our business, which could affect our long-term strategies. If our operational metrics are not accurate representations of our business, or if investors do not perceive these metrics to be accurate, or if we discover material inaccuracies with respect to these figures, our reputation may be significantly harmed, our stock price could decline, we may be subject to shareholder litigation, and our business, results of operations and financial condition could be materially and adversely affected.

Increased focus on our ESG responsibilities may result in additional costs and risks.

Institutional, individual, and other investors, proxy advisory services, regulatory authorities, consumers and other stakeholders are increasingly focused on environmental, social and governance (“ESG”) practices of companies. In particular, we face heightened expectations with respect to our practices, disclosures and performance in relation to environmental sustainability, climate change, biodiversity, diversity, equity and inclusion and human rights practices, among other topics.

The current regulatory landscape regarding climate change and other ESG-related matters is evolving and is likely to continue to develop in ways that require our business to adapt and require us to make certain disclosures regarding our operations and our commitments. Governments are, and may continue to, enact new laws and regulations and/or view matters or interpret laws and regulations differently than they have in the past, including laws and regulations which are responsive to ESG trends or otherwise seek to reduce the carbon emissions relating to travel and set minimum energy efficiency requirements, which could materially and adversely affect our business, results of operations and financial condition.

As we look to respond to evolving standards for identifying, measuring and reporting ESG metrics, our efforts may result in a significant increase in costs and may nevertheless not meet investor or other stakeholder expectations and evolving standards or regulatory requirements, which may negatively impact our financial results, our reputation, our ability to attract or retain employees, our attractiveness as a service provider, investment, or business partner, or expose us to government enforcement actions, private litigation, and actions by shareholders or stakeholders.

Climate change and extreme weather events may have an adverse impact on our business.

Our business may also be negatively impacted by climate change. Direct effects may include disruptions to travel and to our operations due to more frequent or severe storms, hurricanes, flooding, rising sea levels, shortages of water, droughts and wildfires. Rising seas also degrade beaches and pose significant risks to the viability of some low-lying destinations, such as Seychelles and the Maldives. The frequency and severity of climate-related events, including storms, hurricanes, flooding, droughts, and wildfires, may continue to increase, resulting in more frequent disruptions to travel and to our operations. These events may cause significant harm to popular travel destinations, reduce consumer demand for travel to affected areas, and adversely impact our business in the short, medium, and long term. Indirect effects may include a significant shift in consumer preferences, which we may not successfully adapt to, or the general harm to our business as a result of a general perception of travel as an environmental harm. These and other climate change related impacts could have a significant adverse impact on our business in the short, medium and long term. Further, there is uncertainty around the accounting standards and climate-related disclosures associated with emerging laws and reporting requirements and the related costs to comply with the emerging regulations could be significant. Experiencing or addressing the various physical, regulatory and adaptation/transition risks from climate change may impact our business, financial condition and results of operations.

Risks Related to Our Operations in India

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

See also “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Our Industry – Changing laws, rules and regulations and legal uncertainties applicable to the travel industry may result in additional compliance costs and adversely affect our business and financial performance” and “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Our Industry — Changing tax laws, rules and regulations, including adverse application thereof, could increase our tax liabilities and adversely affect our business and financial performance.”

As the domestic Indian market constitutes a significant source of our revenue, a slowdown in economic growth in India may adversely affect our business and financial performance.

In fiscal years 2024, 2025 and 2026, 93.1%, 92.9% and 90.5%, respectively, of our revenue was derived directly from sales by our subsidiaries in India. The performance and growth of our business are necessarily dependent on economic conditions prevalent in India, which may be materially and adversely affected by political instability or regional conflicts, a general rise in interest rates, inflation, and economic slowdowns elsewhere in the world or otherwise. For a large part of 2020 to 2022, the global economy (including India) was affected by the COVID-19 pandemic, which resulted in a sharp decline in economic activities and consumer spending. More recently, inflation and other macroeconomic pressures, such as global tariffs, high interest rates, energy price volatility and inflationary pressures, have contributed to an increasingly complex macroeconomic environment. The Indian economy also remains largely driven by the performance of the agriculture sector, which depends on external factors such as the quality of the monsoon season each year.

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

Changing laws, rules and regulations and legal uncertainties in India, including adverse application of laws governing corporates, could adversely affect our business, financial condition and results of operations.

The regulatory and policy environment in India is evolving and subject to change. Such changes, including the instances mentioned below, could have an adverse effect on our business, financial condition and results of operations, to the extent that we are unable to respond to and comply with any such changes in applicable law and policy.

The Government of India introduced the Code on Wages, 2019, the Code on Social Security, 2020, the Occupational Safety, Health and Working Conditions Code, 2020 and the Industrial Relations Code, 2020 which consolidate, subsume and replace numerous existing central labor legislations. While the rules for implementation under these codes have been recently notified, we have yet to determine the impact of all or some such laws on our business and operations which may restrict our ability to grow our business in the future and increase our expenses.

On August 27, 2025, the United States imposed a 25% penalty on transactions involving Russian entities, in response to India’s continued purchases of Russian oil and weapons. Although India and the United States entered into a bilateral agreement on February 7, 2026, under which the reciprocal tariff on punitive duty was reduced from 25% to 18%, the recent U.S. Supreme Court ruling striking down emergency tariff powers has introduced some uncertainty around the future of U.S. duties on Indian goods. These tariffs have triggered economic uncertainty and may adversely impact companies that source materials or products from India. While our Company may not be directly involved in such transactions, the broader implications could include increased costs, supply chain disruptions, and reduced competitiveness of Indian suppliers. If trade tensions persist or escalate, the increased tariffs may have an impact on our results of operations.

Unfavorable changes in existing interpretations, or the promulgation of new laws, rules and regulations including foreign investment and stamp duty laws governing our business and operations, could result in us being deemed to be in contravention of such laws and may require us to apply for additional approvals. Uncertainty in the applicability, interpretation or implementation of any amendment to, or change in, governing law, regulation or policy, including by reason of an absence, or a limited body, of administrative or judicial precedent may be time-consuming as well as costly for us to resolve and may impact the viability of our current businesses or restrict our ability to grow our businesses in the future.

We cannot predict whether any laws or regulations will be enacted or predict the nature and effects of any such laws or regulations or whether, if at all, any laws or regulations would have an adverse effect on our business, financial condition and results of operations.

If inflation were to rise in India, we might not be able to increase the prices of our services at a proportional rate in order to pass costs on to our customers, thereby reducing our margins.

India has experienced high inflation relative to developed countries in the recent past. Changes in inflation rates can affect our pricing as well as our expenses, including employee salaries. High fluctuations in inflation rates may make it more difficult for us to accurately estimate or control our costs. Any increase in inflation in India can increase our expenses, which we may not be able to adequately pass on to our customers, whether entirely or in part, and may adversely affect our business, financial condition and results of operations. In particular, we might not be able to reduce our costs or entirely offset any increases in costs with increases in prices for our products. In such case, our business, financial condition and results of operations may be adversely affected. In addition, higher inflation may result in our customers cutting back on travel due to reductions in their disposable income and increases in the price of travel and related offerings, which could have an adverse effect on our business, prospects, financial condition, results of operations and cash flows. Although the Government of India has previously initiated economic measures to combat high inflation rates, it is unclear whether these measures will remain in effect. There can be no assurance that Indian inflation levels will not worsen in the future.

Restrictions on foreign investment in India may prevent or delay future acquisitions or investments by us in India, or require us to make changes to our business, which may adversely affect our business and financial performance, and require prior government approval for holders of our ordinary shares (including upon conversion of our Class B Shares, 2028 Notes or 2030 Notes) and our Class B Shares.

India regulates ownership of Indian companies by foreigners, although some restrictions on foreign investment have been relaxed in recent years. These regulations and restrictions may apply to acquisitions by us or our affiliates, including MMT India and affiliates that are not resident in India, of shares in Indian companies or the provision of funding by us or any other entity to Indian companies within our group. For example, under the Government of India’s consolidated foreign direct investment policy (“FDI Policy”) and India’s Foreign Exchange Management Act, 1999, and the rules and regulations thereunder, each as amended (“FEMA”), additional requirements are applicable to foreign investments in India, including requirements with respect to downstream investments by Indian companies owned or controlled by foreign entities, and the transfer of ownership or control of Indian companies in sectors with caps on foreign investment from resident Indian persons or entities to non-residents, as well as such transactions between non-residents. These requirements, which include restrictions on pricing, valuation of shares and sources of funding for such investments and may in certain cases, include prior notice to or approval of the Government of India, may adversely affect our ability to make future acquisitions or investments in India.

In addition, pursuant to amendments in April 2020 to the FDI Policy and the FEMA rules, prior government approval will be required for any non-debt investment into India by non-resident entities from countries that share a land border with India or where the beneficial owner of such an investment is situated in or is a citizen of any such country, as well as for any transfer of any such proposed or existing non-debt investment, directly or indirectly, that would result in ownership by any such non-resident entity or beneficial owner. The list of land border countries includes Afghanistan, Bangladesh, Bhutan, the People’s Republic of China, Myanmar, Nepal and Pakistan. This approval requirement applies to investments in all sectors, including those that previously did not require such approval, such as travel and tourism. Pursuant to further amendments in 2026, to the FDI Policy and the FEMA, the term “beneficial owner” has been defined and the requirement for prior approval has been limited to investments or transfers pursuant to which a citizen of a land border country or an entity incorporated or registered in a land border country holds or would hold, directly or indirectly, individually or cumulatively, independently or collectively, more than 10% of the shares, capital or profits of the investor entity incorporated or registered in a country other than a land border country, or exercises control over such investor entity, or exercises ultimate effective control over the investee entity in India. If our holding company is deemed to be a non-resident entity or an entity with a beneficial owner restricted by these amendments, prior government approval will be required for investments in non-debt instruments in our direct and indirect Indian subsidiaries and group entities, including MMT India, as well as for any such proposed investments or acquisitions by us or our affiliates, including MMT India and affiliates which are not resident in India. Investments in our ordinary shares (including upon conversion of our Class B Shares, our 2028 Notes or our 2030 Notes) and our Class B Shares would be deemed to be non-debt investments into our Indian subsidiaries, including MMT India. Accordingly, under the current FDI Policy and the FEMA rules, any proposed holder or beneficial owner of our ordinary shares, Class B Shares, 2028 Notes or 2030 Notes that is a non-resident entity from a country that shares a land border with India or where the beneficial owner of such an investment is situated in or is a citizen of any such country will not be able to convert such notes into ordinary shares without such approval. The Government of India has made and may continue to make revisions to the FDI Policy and the FEMA rules, which may impose additional requirements with respect to any holder’s ability to acquire our ordinary shares (including upon conversion of our Class B Shares, our 2028 Notes or our 2030 Notes) and/or requirements for acquisition of our ordinary shares or Class B Shares upon a transfer thereof.

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

Our investors ma y be subject to Indian taxes on income arising from the sale of our ordinary shares.

The Income Tax Act, 1961, as amended, provides that income arising directly or indirectly from the sale of a capital asset, including any shares or interest in a company incorporated outside of India, will be subject to tax in India, if such shares or interest directly or indirectly derive their value substantially from assets located in India, irrespective of whether the seller of such shares has a residence, place of business, business connection, or any other presence in India. Through amendments introduced in fiscal year 2015 to the Income Tax Act, 1961, the word “substantially” has been defined and investors may be subject to Indian income taxes on the income arising directly or indirectly from the sale of our ordinary shares subject to the provisions of double taxation avoidance agreements that India has entered into with other countries. Further, the amendments also contain an exemption with respect to alienation of shares by a transferor-investor whose voting rights or shareholding, at any time during twelve-month period preceding the date of sale, does not exceed 5% of the total voting rights or shareholding in the company, provided such transferor-investor is not vested with rights of management or control in any other form.

On May 10, 2016, a protocol for amendment of the India-Mauritius tax treaty was signed by India and Mauritius (which came into force on July 19, 2016) under which India is entitled to taxation rights on capital gains arising from alienation of shares acquired on or after April 1, 2017, in an Indian resident company. In respect of such capital gains arising after March 31, 2019, the tax is chargeable at full domestic Indian tax rates.

Risks Related to Investments in Mauritian Companies

As our shareholder, you may have greater difficulties in protecting your interests than as a shareholder of a United States corporation

We are incorporated under the laws of Mauritius. The laws generally applicable to United States corporations and their shareholders may provide shareholders of United States corporations with rights and protection for which there may be no corresponding or similar provisions under the Companies Act 2001 of Mauritius, as amended (the “Mauritius Companies Act”). As such, if you invest in our ordinary shares, you may or may not be accorded the same level of shareholder rights and protection that a shareholder of a United States corporation may be accorded under the laws generally applicable to United States corporations and their shareholders. Taken together with the provisions of our Constitution, some of these differences may result in you having greater difficulties in protecting your interests as our shareholder than you would have as a shareholder of a United States corporation. This affects, among other things, the circumstances under which transactions involving an interested director are voidable, whether an interested director can be held accountable for any benefit realized in a transaction with us, what rights you may have as a shareholder to enforce specified provisions of the Mauritius Companies Act or our Constitution, and the circumstances under which we may indemnify our directors and officers.

We may become subject to unanticipated tax liabilities that may have a material adverse effect on our results of operations.

We are a Mauritius Global Business Company (“GBC”), and are tax resident in Mauritius. The Income Tax Act 1995 of Mauritius imposes a tax in Mauritius on the chargeable income of our holding company at the rate of 15% and effective from the assessment year commencing on July 1, 2024, an additional 2% as Corporate Climate Responsibility (“CCR”) levy.

Our holding company is governed by the regulatory regime applicable to GBCs effective from July 1, 2021. Generally, income tax rate for GBCs is 15%. Subject to meeting certain prescribed conditions, a partial exemption of 80% may be allowed against certain types of income such as foreign source dividend and interest. Where the GBC derives income, which is subject to foreign tax, and where such partial exemption has not been applied, the amount of foreign tax paid may be allowed as a credit against income tax payable in Mauritius in respect of that income.

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

Our holding company holds a specific Tax Residence Certificate issued under the convention between the Government of Mauritius and the Government of Republic of India for the avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on income and Capital Gains and for the Encouragement of Mutual Trade and Investment, valid until May 4, 2027 and a general Tax Residence Certificate for all jurisdictions, valid until May 8, 2027, to certify that our holding company is resident in Mauritius, from the Mauritius Revenue Authority, as per the guidelines prescribed by the Mauritius Revenue Authority. These certificates are required for the avoidance of double taxation under the Agreements for the Avoidance of Double Taxation signed between Mauritius and other jurisdictions, including India and the UAE. These tax residence certificates are renewed annually. If these tax residence certificates are not renewed for a period for which benefit under the Agreements for the Avoidance of Double Taxation is claimed, then, the same may be denied by the tax authorities.

Risks Related to Our Ordinary Shares

Our significant shareholder may have interests that are different from or conflict with the interests of our other shareholders.

As of March 31, 2026, Trip.com Group Limited (“Trip.com”) beneficially owns 100.0% of our issued and outstanding Class B Shares and 12.14% of our issued and outstanding ordinary shares, representing 17.08% of the voting rights in our company. For more information, see “Item 7. Major Shareholders and Related Party Transactions” and “Item 10. Additional Information — B. Memorandum and Articles of Association — Amended and Restated Trip.com Investor Rights Agreement.”

As a result of its ownership of our Class B Shares, Trip.com is entitled to nominate two directors to our board of directors as of the date of this Annual Report. So long as Trip.com beneficially owns 10% or more of our issued and outstanding voting securities (subject to adjustment for any share split, share dividend, recapitalization, reclassification or similar transaction in respect of any such ordinary shares), it will be entitled to nominate a number of directors to our board of directors in proportion to its beneficial ownership in our company. In addition, under the Amended and Restated Trip.com Investor Rights Agreement, one Independent Director must be appointed from a pool of candidates recommended by Trip.com and approved by Mr. Deep Kalra and Mr. Rajesh Magow, a majority of Independent Directors must be appointed from a pool of candidates approved by Mr. Deep Kalra, Mr. Rajesh Magow and a majority of the Trip.com directors and one of the investor directors designated by Trip.com shall be entitled to exercise the casting vote to which the chairman of the board of directors would otherwise have been entitled pursuant to Article 114 of our Constitution. Under the Amended and Restated Trip.com Investor Rights Agreement, Trip.com and its affiliates are not restricted from purchasing additional our ordinary shares in the open market and can further increase their ownership in our company up to 74.9% under the Amended and Restated Trip.com Investor Rights Agreement, which means that Trip.com and its affiliates may acquire enough of our ordinary shares to control more than a majority of our issued and outstanding voting securities and consequently the right to appoint a majority of our board of directors. In addition, important matters relating to our company and subsidiaries which constitute Reserved Matters (as defined herein) must be approved by a majority of the total number of directors (including the Class B directors) and a majority of the Class B directors, which provides Trip.com and its affiliates with significant veto rights over such matters. The Terms of Issue governing the Class B Shares (the “Terms of Issue”), also provide that certain transferees of Class B Shares may, subject to certain minimum ownership thresholds, acquire some of the same rights with respect to board representation and Reserved Matters that Trip.com currently has. See “Item 10. Additional Information — B. Memorandum and Articles of Association — Class B Shares.” Pursuant to a letter dated July 6, 2026, Trip.com has waived all special rights under the Terms of Issue in relation to MMT India and its subsidiaries with effect from the listing and commencement of trading of equity shares of MMT India pursuant to the proposed initial public offering of MMT India as described in “Item 8. Financial Information — B. Significant Changes.”

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

As a foreign private issuer whose ordinary shares are listed on the Nasdaq Global Market, we are permitted to, and we will, follow certain home country corporate governance practices in lieu of certain Nasdaq Marketplace Rules (the “Nasdaq Rules”). A foreign private issuer must disclose in its Annual Reports filed with the Securities and Exchange Commission (“SEC”) each Nasdaq Rule with which it does not comply followed by a description of its applicable home country practice. As a company incorporated in Mauritius and listed on the Nasdaq Global Market, we currently intend to follow our home country practice with respect to the composition of our board of directors, nominations committee, audit committee, executive sessions and approval of amendments to our share incentive plans. Unlike the Nasdaq Rules, the corporate governance practice and requirements in Mauritius do not require us to have a majority of our board of directors to be independent; do not require an audit committee to have at least three members, do not require us to hold regular executive sessions where only independent directors shall be present and do not require us to obtain shareholder approval prior to the issuance of securities or when a stock option or purchase plan is materially amended. Such Mauritian home country practices may afford less protection to holders of our ordinary shares.

The trading price for our ordinary shares is highly volatile.

The market price of our ordinary shares is highly volatile and could continue to be subject to wide fluctuations in response to, among other risks, the risks described in this Item 3 of our Annual Report, as well as financial or operating results that vary from expectations of securities analysts and investors, changes in expectations as to our future financial or operating performance, changes in our capital or governance structure, repurchases of our securities, changes in device and platform technologies and search industry dynamics (such as key word pricing and traffic), or other changes that negatively affect our ability to generate traffic to our websites, announcements by us or our competitors of significant contracts, acquisitions, divestitures, strategic partnerships, joint ventures or capital commitments as well as technological innovations, new services or promotional and discounting activities, announcements by us or competitors relating to the development or implementation of AI technologies, adverse developments in pending litigation or regulatory proceedings and lack of success in our efforts to increase our market share.

The market for technology stocks and the stock market in general has experienced extreme price and volume fluctuations, which has caused, and may cause in the future, a decrease in the market price of our ordinary shares due to a number of factors, many of which are out of our control. To the extent that the public’s perception of the prospects of technology, e-commerce or travel companies is negative, our share price could decline, regardless of our operating results or financial performance. Volatility in our share price could also make us less attractive to certain investors, and/or invite speculative trading in our securities.

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

As of March 31, 2026, we had 90,448,984 ordinary shares (including 1,686,012 ordinary shares held as treasury shares) and 5,295,690 Class B Shares outstanding. All of the ordinary shares sold in our prior public offerings are freely tradable without restriction or further registration under the US Securities Act of 1933, or the Securities Act, unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Subject to applicable restrictions and limitations under Rule 144 of the Securities Act, all of our shares outstanding before our prior public offerings will be eligible for sale in the public market. If these shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our ordinary shares could decline. We cannot predict what effect, if any, market sales of ordinary shares held by our significant shareholders or any other shareholder or the availability of these ordinary shares for future sale will have on the market price of our ordinary shares.

Future issuances of any equity securities (including upon conversion of our Class B Shares, our 2028 Notes and our 2030 Notes), may decrease the trading price of our ordinary shares and result in substantial dilution to holders of our ordinary shares.

We may issue equity or equity-linked securities in the future for a number of reasons, including to finance our operations and business strategy (including in connection with acquisitions and other transactions), to adjust our ratio of debt to equity, to satisfy our obligations upon the exercise of equity-linked securities, pursuant to our Share Incentive Plan, or for other reasons. For example, in October 2016, we issued an aggregate of 9,857,028 ordinary shares (comprising 659,939 ordinary shares issued from treasury shares held by us and 9,197,089 new ordinary shares) to Trip.com upon conversion of its $180 million in aggregate principal amount of 4.25% convertible notes due in 2021. In January 2017, we issued 38,971,539 Class B Shares to MIH Internet as partial consideration for the acquisition of the ibibo Group and issued 413,035 ordinary shares to MIH Internet for an aggregate consideration of $8.8 million. In May 2017, we issued 5,500,000 ordinary shares to various investors (including 916,666 of our ordinary shares to Trip.com) and 3,666,667 of our Class B Shares to MIH Internet in a private placement for total gross proceeds of $330.0 million. In June 2025, we issued 18,400,000 ordinary shares at an aggregate offering price of $1,656.0 million in an underwritten registered public offering. In addition, we issued our 2028 Notes in February 2021 and our 2030 Notes in June 2025. The issuance of ordinary shares upon the conversion of some or all of our Class B Shares, the 2028 Notes or the 2030 Notes may result in substantial dilution to each holder of ordinary shares by reducing that shareholder’s percentage ownership of our total outstanding shares. In addition, any future issuance of equity securities could dilute the interests of our shareholders and could substantially decrease the trading price of our ordinary shares.

Provisions of our 2028 Notes and 2030 Notes could discourage an acquisition of us by a third party.

Certain provisions of our 2028 Notes and 2030 Notes could make it more difficult or more expensive for a third party to acquire us, or may even prevent a third party from acquiring us. For example, upon the occurrence of certain transactions constituting a fundamental change, holders of our 2028 Notes and 2030 Notes will have the right, at their option, to require us to repurchase their 2028 Notes and 2030 Notes. In the event of a fundamental change, we may also be required to increase the conversion rate for conversions in connection with such fundamental changes. By discouraging an acquisition of us by a third party, these provisions could have the effect of depriving the holders of our ordinary shares and our Class B Shares of an opportunity to sell their ordinary shares or Class B Shares, as applicable, at a premium over prevailing market prices.

Our holding company will have to rely principally on dividends and other distributions on equity paid by our operating subsidiaries and limitations on their ability to pay dividends to our holding company could adversely impact shareholders’ ability to receive dividends on our ordinary shares.

Dividends and other distributions on equity paid by our operating subsidiaries will be our holding company’s principal source for cash in order for us to be able to pay any dividends and other cash distributions to our shareholders. As of the date of this Annual Report, none of MMT India, ibibo Group or our other subsidiaries have paid any cash dividends on their equity shares to MakeMyTrip Limited. We have never declared or paid any cash dividends and currently have not adopted a dividend policy with respect to future dividends and we do not have any present plan to pay any dividends on our ordinary shares in the foreseeable future. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Policy.”

If our operating subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to our holding company. As our key operating subsidiaries are established in India, such subsidiaries are also subject to certain limitations with respect to dividend payments. See “Item 4. Information on the Company — B. Business Overview — Regulations — Dividends.”

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

Based on, among other things, the current and anticipated valuation of our assets and composition of our income and assets, we do not believe we will be a passive foreign investment company (“PFIC”) for US federal income tax purposes for our current taxable year or will become a PFIC in the foreseeable future. However, the application of the PFIC rules is subject to uncertainty in several respects. In addition, a separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year. A non-US corporation will be a PFIC for any taxable year if either (1) at least 75.0% of its gross income for such year is passive income or (2) at least 50.0% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25.0% (by value) of the stock. Because the value of our assets for purposes of the PFIC test will generally be determined in part by reference to the market price of our ordinary shares, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which a US Holder (as defined in “Item 10. Additional Information — E. Taxation — US Federal Income Taxation”) holds an ordinary share, certain adverse US federal income tax consequences could apply to such US Holder. See “Item 10. Additional Information — E. Taxation — US Federal Income Taxation — Passive Foreign Investment Company.”

We may be treated as a “foreign financial institution” under the US Foreign Account Tax Compliance Act, which may impose withholding requirements on payments on our ordinary shares.

Provisions under the US Foreign Account Tax Compliance Act and Treasury Regulations thereunder, commonly referred to as “FATCA,” generally may impose 30.0% withholding on certain “withholdable payments” and, subject to the proposed regulations discussed below, may impose such withholding on “foreign passthru payments” (each as defined in the US Internal Revenue Code) made by a “foreign financial institution” (as defined in the US Internal Revenue Code) that has entered into an agreement with the IRS to perform certain diligence and reporting obligations with respect to the foreign financial institution’s US-owned accounts (each such foreign financial institution, a “Participating Foreign Financial Institution”). If we were treated as a foreign financial institution and if we become a Participating Foreign Financial Institution, to the extent payments on the ordinary shares are considered foreign passthru payments, such withholding may be imposed on such payments to any foreign financial institution (including an intermediary through which a holder may hold the ordinary shares) that is not a Participating Foreign Financial Institution or any other investor who does not provide information sufficient to establish that the investor is not subject to withholding under FATCA, unless such foreign financial institution or investor is otherwise exempt from FATCA. Under current guidance, the term “foreign passthru payment” is not defined and it is therefore not clear whether or to what extent payments on the ordinary shares would be considered foreign passthru payments, although IRS guidance has indicated that the definition of “foreign passthru payment” is intended to cover payments that are attributable to underlying US source income. Under proposed regulations, any withholding on foreign pass thru payments would apply to passthru payments made on or after the date that is two years after the date of publication in the Federal Register of applicable final regulations defining foreign passthru payments. Although these recent regulations are not final, taxpayers generally may rely on them until final regulations are issued. The United States has entered into intergovernmental agreements with certain non-US jurisdictions that will modify the FATCA withholding regime described above. It is not yet clear how the intergovernmental agreements will address foreign passthru payments and whether such intergovernmental agreements may relieve foreign financial institutions of any obligation to withhold on foreign passthru payments.

If a United States person is treated as owning at least 10% of our shares, such holder may be subject to adverse US federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively) at least 10.0% of the value or voting power of our stock, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). A United States shareholder of a controlled foreign corporation may be required to report annually and include in its US taxable income its pro rata share of “Subpart F income,” “net CFC tested income” and investments in US property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a US corporation. Failure to comply with these reporting obligations may subject you to significant monetary penalties and may prevent the statute of limitations with respect to your US federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether any of our non-US subsidiaries are treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any of such controlled foreign corporations or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States investor should consult its advisors regarding the potential application of these rules to an investment in our ordinary shares.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

MakeMyTrip Limited (Company No. 24478/5832) is a public company incorporated under the laws of Mauritius with limited liability on April 28, 2000 and holds a Global Business License issued by the Financial Services Commission of Mauritius. Our registered office is located at c/o IQ EQ Corporate Services (Mauritius) Limited, 33, Edith Cavell Street, Port Louis, Republic of Mauritius, 11324 and the telephone number for this office is (230) 212 9800. Our principal executive office is located at 19th Floor, Building No. 5, DLF Cyber City, Gurugram, India, 122002 and the telephone number for this office is (91-124) 439-5000. Our principal website address is www.makemytrip.com. Our other websites include www.goibibo.com; and www.redbus.in. Information contained on, or accessible through, our website or the websites of any of our subsidiaries or affiliates, is not a part of this Annual Report. Our agent for service in the United States is MakeMyTrip Inc., 60 East 42nd Street, 40th Floor, New York, NY 10165.

Our Journey

Founded by Mr. Deep Kalra, we commenced operations in 2000 with a focus on serving Indians residing in the United States, primarily addressing the demand for air travel between the United States and India. We entered the Indian market with the launch of our MakeMyTrip India website in September 2005. We were one of the earliest online travel agencies in India and have grown alongside the shift of travel discovery and booking from offline channels to digital interfaces.

Over the past two decades, we have scaled our business through a combination of organic growth and selective acquisitions, evolving from an air ticketing platform into a travel technology platform offering a wide suite of products and services across hotels and alternative accommodations, holiday packages, tours and attractions, ground transport and other ancillary services. Over time, we have developed our platform to integrate demand, supply and servicing layers within a unified, technology-led ecosystem. Our platform has become a trusted digital interface through which a broadening base of Indian customers research, compare and book travel. Through continued investment in product capabilities, data intelligence and customer experience, we seek to reduce search complexity, improve booking confidence and simplify post-booking interactions at scale.

Strategic acquisitions and investments have played a targeted role in our growth. In January 2017, we acquired the ibibo Group, including Goibibo (an online travel platform in India) and redBus (an online bus ticketing platform with operations in India, Colombia, Peru, Singapore and Malaysia) from MIH Internet, an indirect subsidiary of Naspers Limited, pursuant to a transaction agreement dated October 18, 2016 (the “Naspers Transaction Agreement”). The acquisition of Goibibo strengthened our position within the India consumer travel market and contributed to the growth of our complementary business under our MakeMyTrip and redBus brands.

The acquisition of redBus represented a significant step in the growth of our bus ticketing business. In July 2018, redBus India acquired Bitla, a SaaS provider in India focused on bus travel technology solutions. The growth in our bus ticketing business has contributed to our ability to cross-sell our ground transportation offerings to customers, as it complements our domestic air ticketing business and facilitates intercity travel in India.

We enhanced our intercity ground transportation offerings through our acquisition of a majority interest in Savaari in December 2023. Savaari is engaged in the business of providing car rental services in India. Together with our bus ticketing platform, Savaari broadens our ground transport portfolio, enabling customers to book car rentals alongside bus and rail tickets through a single platform.

We further broadened our platform with the launch of myBiz in 2019 to provide corporate travel solutions to enterprises and small and medium-sized businesses (“SMBs”). We acquired a majority interest in Quest2Travel in April 2019 to expand our corporate travel solutions and acquired the remaining interest in Quest2Travel in September 2023. In line with our continued focus to enhance our corporate travel solutions, we acquired a corporate travel and expense management business on a going concern basis, operated through the Happay brand, in February 2025.

In September 2022, we increased our equity interest in Simplotel, a SaaS provider providing technology and marketing solutions aimed at helping hotels to drive increased direct bookings on their own platforms, following our initial acquisition of a minority interest in Simplotel in 2014. We now hold a majority equity interest in Simplotel. In March 2026, we acquired a majority stake in Flamingo Transworld, a group holiday packages business with a presence in Gujarat, Maharashtra, Rajasthan and Madhya Pradesh, which offers curated group tours with a regional focus and customized experiences for domestic and international travelers. This acquisition complements our hotels and packages business and broadens our customer offerings in tours and attractions. These initiatives further strengthened our position in hotels and packages by deepening our supply-side hotel technology capabilities and expanding our customer-facing packages offerings.

In 2021, we launched TripMoney, our wholly-owned subsidiary, to cater to the financial services needs of domestic and international travelers from India. In April 2022, TripMoney acquired a majority interest in BookMyForex, which offers foreign currency exchange, multi-currency prepaid forex cards and cross-border remittances to Indians traveling abroad. In March 2026, we completed a strategic minority investment in and entered into a partnership with Atlys, a visa processing platform that enables customers to discover, apply for, and manage visas digitally across multiple destinations.

We launched our www.makemytrip.ae website in the United Arab Emirates (“UAE”) in 2009 and our UAE flights and hotels desktop and mobile web platform in 2021. Our UAE platform offers flights and hotels booking across both desktop and mobile websites in multiple languages, including Arabic and English, enabling us to cater to a diverse customer base and drive increased adoption across both internet and mobile distribution channels. This expanded our offerings in the UAE market and provides us with a localized platform to serve customers across relevant UAE and India-linked travel corridors.

We entered the Singapore market in May 2011 through our initial investment in Luxury Tours, a Singapore-based travel agency which provides hotel reservations, excursion tours and other related services to inbound and outbound travelers in Singapore and the rest of Southeast Asia and became the sole owner of Luxury Tours in fiscal year 2013. We expanded in Southeast Asia in November 2012 through our initial investment in the ITC Group, a hotel aggregator and tour operator focused on Thailand, and became the sole owner of the ITC Group in 2015. In addition, redBus commenced operations in Indonesia, Cambodia and Vietnam in April 2018, March 2024 and April 2024 respectively.

Together, these initiatives reflect our disciplined approach to expanding our capabilities across leisure, corporate and ancillary travel categories, while deepening supply integration and strengthening our presence across the connected travel journey.

Internal Reorganizations

On February 1, 2023, our Goibibo business was transferred from ibibo India to MMT India pursuant to a scheme of arrangement between our wholly-owned subsidiaries, MMT India and ibibo India. Our redBus India business was retained by ibibo India, and ibibo India was subsequently renamed as redBus India.

On May 30, 2025, MMT India became the holding company of MMT UAE following the acquisition of all the shares in MMT UAE from ibibo UAE.

On February 1, 2026, redBus India was amalgamated into MMT India pursuant to a composite scheme of amalgamation and arrangement between our wholly-owned subsidiaries, MMT India and redBus India.

Following these changes, our MakeMyTrip, Goibibo and redBus India businesses are held by MMT India.

Additional Information

The SEC maintains an internet site, http://www.sec.gov, that contains reports, proxy and information statements, and other information regarding issuers, like us, that file electronically with the SEC. We also maintain a website at www.makemytrip.com, which contains information about our company. The information contained on, or accessible through, our website is not incorporated by reference into this Annual Report.

B. Business Overview

We are a leading travel service provider in India. Our technology platform enables transactions across a range of travel needs, empowering customers with seamless and integrated experiences. Our comprehensive suite of travel products and services includes air tickets, hotels and alternative accommodations, holiday packages, bus tickets, rail tickets, car hire, tours and attractions and ancillary services. We serve a broad and diverse customer base ranging from individuals to enterprises and SMBs. As of March 31, 2026, 88.9 million lifetime unique transacting customers have transacted on our platform since our inception across our key brands, being MakeMyTrip, Goibibo and redBus. Our customers can discover, compare, plan, book and manage a wide range of travel products and services through our digital-first, omni-channel distribution platform. Our MakeMyTrip, Goibibo and redBus mobile applications are available on Android and iOS.

We have an integrated presence across all major travel verticals and offer a comprehensive suite of travel and travel-related products and services, including air tickets, hotels and alternative accommodations, holiday packages, bus tickets, rail tickets, car hire, tours and attractions, travel assurance products and add-on products across air, bus and rail bookings to enhance booking flexibility and customer experience. We offer foreign exchange, multi-currency prepaid forex cards and cross-border remittances through our subsidiary, BookMyForex. In addition, we facilitate access to travel credit and travel insurance products offered by third party providers, as well as visa-processing services through our partnership with Atlys and other third parties. Our integrated offering supports cross-selling across categories, increases customer engagement and drives repeat usage. We had 35.7 million annual unique transacting customers on our platform in fiscal year 2026, which included repeat customers who contributed to our repeat transaction rate of 78.4% in fiscal year 2026.

We operate an asset-light marketplace model, connecting travelers with a broad network of suppliers, including airlines, hotels, accommodation providers and ground transport operators. As of March 31, 2026, our platform provided customers with access to all major domestic and international airlines, more than 1.4 million hotels and alternative accommodations globally (including 0.1 million hotels and alternative accommodations with more than 1.6 million rooms in India), more than 200,000 tours and attractions across more than 1,090 cities in 139 countries, more than 8,000 private bus operators globally and 25 State Road Transport Corporations in India, rail tickets on Indian Railways, outstation car hire services in more than 3,000 cities and towns in India, and ancillary travel products and services.

Our product and service offerings across customer-facing interfaces, distribution channels and supplier-facing systems are powered by our AI-supported, integrated technology platform that is designed to promote scale, supply aggregation, personalization and customer convenience.

Outside India, we have a growing presence in the UAE, where we offer localized travel products and services such as air ticketing and hotels. In addition, redBus has a presence in Latin America (in Peru and Colombia) and Southeast Asia (in Malaysia, Singapore, Indonesia, Cambodia and Vietnam). We also have a presence in Southeast Asia through Luxury Tours and ITC Group and in the United States through MMT USA. In 2026, we launched a Saudi Arabia-focused platform, including our dedicated MakeMyTrip KSA website and mobile application, to expand our presence in Saudi Arabia.

Our platform is supported by our strong and established brands, sizeable and engaged customer base, advanced technology and deep execution capabilities. Our MakeMyTrip, Goibibo and redBus brands address distinct customer groups and price points, which has enabled us to build a broad and engaged customer base.

Our MakeMyTrip brand has won a number of awards in the past three fiscal years.

Awards	Brand	Year
‘Industry Award for Travel and Tourism’ at the ET Brand Equity Trendies Awards, 2026 held by ET Brand Equity	MakeMyTrip	2026
‘Influencer Marketing Award’ in the small budget campaign category at the ET Brand Equity Trendies Awards, 2026 held by ET Brand Equity	MakeMyTrip	2026
‘Best Health and Well-being Strategy’ award at the NDTV - HR Excellence Awards, 2026 held by NDTV Limited	MakeMyTrip	2026
SATTE - Best Travel Partner Program for MyPartner	MakeMyTrip	2025
Indian Digital Marketing Awards - Best Benchmark Content for Mahakumbh	MakeMyTrip	2025
IAMAI - Best user experience in an application	MakeMyTrip	2025
The Economic Times - MICE Travel agency of the year - Domestic Travel	MakeMyTrip	2024
LinkedIn - Top Companies 2024 (<5k employees)	MakeMyTrip	2024
The Economic Times (Travel and Tourism Awards) - Excellence in use of PR	MakeMyTrip	2024
ETCIO Awards - Digital Enterprise of the Industry (Digital Native Category)	MakeMyTrip	2024
Avtar – The Power of Diversity – 100 Best Companies for Women	MakeMyTrip	2024
The Economic Times – Future Ready Organization	MakeMyTrip	2024

Our Competitive Strengths

Leading Travel Service Provider with Strong and Established Travel Brands

We are a leading online travel company in India across air ticketing, hotels and packages and bus ticketing bookings. In fiscal year 2024, 51.1 million flight segments for air ticketing, 31.1 million room nights for hotels and packages and 86.8 million travelled tickets for bus ticketing were booked through our platform. In fiscal year 2025, 58.7 million flight segments for air ticketing, 37.0 million room nights for hotels and packages and 106.5 million travelled tickets for bus ticketing were booked through our platform. In fiscal year 2026, 59.1 million flight segments for air ticketing, 43.5 million room nights for hotels and packages and 141.5 million issued tickets for bus ticketing were booked through our platform. Based on data from the DGCA, we estimate that nearly 3 out of 10 domestic air passengers in India booked their air tickets through our platform during fiscal year 2026.

The number of transactions facilitated through our platform reflects our scale across both high-frequency transport and accommodation categories. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Key Operating Metrics”. Our ability to aggregate fragmented supply and build scaled digital solutions, particularly for hotels and alternative accommodations and bus ticketing, has brought greater structure, convenience and reliability to parts of the travel ecosystem that have traditionally been less organized and digitally penetrated, and has contributed to our leading position in India.

Our brand strength has been developed through our sustained investment in customer experience, technology, service quality and marketing initiatives. Our MakeMyTrip, Goibibo and redBus brands address distinct traveler categories, use cases and price points across the Indian travel ecosystem. MakeMyTrip serves as our primary brand with recognition in air ticketing, hotels and holiday packages, while Goibibo addresses value-seeking and mass-market travelers through an application-led proposition. redBus is an online bus ticketing platform with substantial coverage across routes, operators and markets. Our multi-brand architecture allows us to achieve broad market coverage while preserving distinct brand identities and supporting customer acquisition, retention, engagement and monetization across travel categories.

Our brands have received recognition across categories including customer experience, digital capabilities and brand-building. Some recent recognitions include those received from IAMAI for best user experience in an application (2025); awards from The Economic Times for MICE Travel Agency of the Year – Domestic Travel (2024, 2023), Best Online Travel Marketplace – B2C (2023) and Best Domestic Tour Operator (2023) and recognition at The Economic Times Travel and Tourism Awards for excellence in use of public relations (2024).

Scalable and Integrated Technology Platform

Our ecosystem is anchored on our scalable, integrated technology platform that powers our products and services offerings across our customer-facing interfaces, distribution channels and supplier-facing systems. Our technology platform incorporates an AI-supported approach and is designed to advance four core business objectives: scale, supply aggregation, personalization and customer convenience.

Our technology platform separates core functions, including inventory and content, payments, user management and data pipelines, into independent, modular stacks, enabling our B2C, non-B2C and supplier-facing interfaces to scale independently, as illustrated in the diagram below. This decoupled architecture allows us to deploy, update and scale specific components in response to traffic or booking demand, including during peak periods, without disrupting our broader platform. Modular boundaries support access controls, network segmentation and system isolation, limiting interdependence and the potential impact of incidents on critical systems and data. The platform enables faster identification and isolation of issues within specific components, supporting site reliability and performance. Shared security layers, including cloud infrastructure, centralized authentication and AI-enabled fraud detection, are applied across modules to maintain consistent controls. Our technology architecture also enables us to launch new offerings by building on existing components, supporting product expansion while preserving scalability, reliability and security.

•
Scalability: Our platform is purpose-built to support scale, speed and reliability with unified and modular architecture powering our customer-facing interfaces, enterprise distribution channels and supplier-facing systems through a common layer. It spans across inventory and content management, real-time pricing, payments, user and account management, data pipelines, analytics and multi-language and multi-currency support. Built for high availability, security and performance, this architecture can accommodate increasing traffic, booking intensity and product complexity with limited incremental investment.
•
Supply Aggregation: Our technology platform also plays a critical role in supply aggregation, particularly in fragmented categories such as hotels and alternative accommodations and bus ticketing, by making it easier for suppliers to connect through direct integrations, Switch, Global Distribution System (“GDS”), channel managers and self-service tools to manage inventory, rates, content and bookings in real time. By lowering integration friction for suppliers and enabling faster onboarding and seamless interoperability across supplier systems, our technology platform helps consolidate a broad range of fragmented offline supply into more discoverable and bookable digital inventory and make it available to individual customers, enterprises and agents.
•
Personalization: We leverage our data analytics, machine learning and AI capabilities to analyze historical customer preferences, market insights and real-time supply and provide customers with curated, personalized recommendations (particularly in our hotels and packages business), which improves relevance and supports deeper customer engagement across the travel journey.
•
Customer convenience: We have adopted an AI-supported approach across trip planning, booking assistance, customer servicing and post-booking support. These capabilities are anchored by Myra, our multilingual, agentic trip-planning assistant launched in August 2025. Myra combines foundational plug-and-play and small language models with customer understanding and advanced data-science algorithms. During the quarter ended March 31, 2026, Myra engaged in over 54,000 daily conversations across multiple Indian languages and English, of which more than 60% originated from Tier II and Tier III cities in India. Further, in the quarter ended March 31, 2026, Myra resolved over 55% of post-booking queries in relation to flights and hotels. Over time, we expect these capabilities to deepen repeat usage, support cross-sell into adjacent products and services, increase accessibility, reduce friction across the travel journey and make travel discovery, booking and servicing more intuitive and accessible. We intend to leverage these capabilities to gain insights from voice and text interactions, better understand customer sentiment and service quality trends, and drive continuous improvements in service outcomes.

Comprehensive Products and Services Offerings Catering to a Wide Range of Travel Needs

We offer a comprehensive suite of travel and travel-related products and services across our platform, enabling customers to discover, compare, plan, book and manage multiple components of their travel needs within a single ecosystem. We have an integrated presence across all major travel verticals. As of March 31, 2026, our platform provided customers with access to all major domestic and international airlines, more than 1.4 million hotels and alternative accommodations globally (including 0.1 million hotels and alternative accommodations in India, with more than 1.6 million rooms in India), more than 200,000 tours and attractions across more than 1,090 cities in 139 countries, more than 8,000 private bus operators globally and 25 State Road Transport Corporations in India, rail tickets on Indian Railways, outstation car hire services in more than 3,000 cities and towns in India, and ancillary travel products and services ranging from travel assurance products, visa-processing and add-on services.

Our products and services portfolio enables us to remain relevant across multiple stages of the travel journey and across multiple travel use cases. Customers who use our ecosystem for one travel need can subsequently purchase adjacent products and services through our integrated travel ecosystem. 50.9% of customers who booked hotels through our key brands (MakeMyTrip, Goibibo and redBus) during the last 12 months also booked either flights, holiday packages or ground transportation through our key brands in fiscal year 2026.

The breadth and depth of our product and service offerings provides convenience for customers, while supporting higher repeat engagement, stronger cross-sell and attachment and a greater share of customer travel spend over time. 50.6% of customers who booked flights or hotels through our key brands during the last 12 months also booked ancillary services through our key brands in fiscal year 2026.

Our Integrated, Digital-First Omni-Channel Distribution Platform

Our integrated, digital-first omni-channel distribution platform enables broad customer reach, diversified demand streams, and capital-efficient customer acquisition and growth. We combine direct customer-facing interfaces, assisted channels, B2B2C capabilities, enterprise distribution channels and selective digital partnerships, enabling us to serve customers across the travel discovery, booking and post-booking journey and to accelerate the shift of historically offline travel demand to digital channels. Our MakeMyTrip, Goibibo and redBus mobile applications are available on Android and iOS, with more than 566.7 million downloads as of

March 31, 2026. Customer bookings made through our mobile applications contributed to 77.4%, 78.6% and 81.3% of the total number of transactions in fiscal years 2024, 2025 and 2026, respectively.

Our mobile applications and websites are complemented by assisted channels, including holiday experts, travel agents and franchisee-owned travel stores, which are particularly relevant for holiday packages, more complex itineraries and customers who prefer more personalized, hands-on assistance. As of March 31, 2026, we had 108 franchisee-owned travel stores and over 56,900 registered travel agents across India.

We provide our distribution partners with a range of technology-enabled travel solutions, such as myPartner (our dedicated B2B2C platform for travel agents), as well as through our enterprise channels such as myBiz, Quest2Travel and Happay, which serve enterprises and SMBs across travel booking, approvals, payments and expense management workflows. Our distribution capabilities are also augmented by selective digital partnerships, including Amazon Pay, PhonePe and HDFC SmartBuy, through which customers of these third-party platforms can discover, search and book our products and services, with fulfillment and ticketing handled through our systems. These partnerships embed our products and services within high-engagement third-party ecosystems and extend our customer reach. Customers can also access Myra (our multilingual, agentic trip-planning assistant), self-service tools, automated chat support and 24x7 customer support for booking management, cancellations, refund tracking and post-booking assistance.

Our integrated network enables us to align our distribution channels with specific products, use cases and customer journeys through self-serve, assisted, intermediary-led or enterprise-led models, which enhances our brand visibility and accessibility, supports capital-efficient customer acquisition and servicing, broadens our reach across Tier I, Tier II and Tier III cities in India and helps diversify demand across leisure customers and enterprise and SMB customers.

Our Customer-Centric Approach

Our customer-centric approach is built around delivering convenience, choice and support across the travel lifecycle, from discovery and planning to booking and post-booking services. Customers can research, compare, and book a broad range of travel products and services through our user-friendly websites and mobile applications, which help customers make informed decisions and manage their journeys. Our websites and mobile applications include travel content such as destination information and a large repository of verified traveler reviews for domestic accommodations. In addition, customers can manage and cancel bookings, monitor flight and transport status, track refunds and access promotions.

Our multiple customer service channels complement our digital customer interfaces, allowing customers to access support in the way that best suits their needs. Customers can check their booking status, cancel bookings, request e-tickets and track refunds across flights, hotels, buses and rail, supported by dedicated customer support personnel available on a 24-hour, seven-day-a-week basis to provide real-time assistance where required. This combination of self-service capabilities and assisted servicing helps us serve customers across both simple and more complex travel use cases. In addition, to enhance booking flexibility and customer experience, we offer innovative add-on services such as fare protection, cancellation flexibility, date change options, price lock features, and refund or seat guarantee products across air, bus and rail bookings, certain of which may not be available directly from the underlying airline, bus, rail or other travel suppliers. Our platform is designed to provide customers with flexibility at checkout, support payments by customers or third-parties on their behalf and reduce friction in the booking journey.

We use data on customer preferences, travel behavior, search intent and price sensitivity generated across our platform to improve search relevance, personalization and post-booking support. Improved customer experience leads to enhanced customer engagement, repeat transactions and attachment rates, driving more customers to our platform. Our customer engagement has continued to deepen over time, reflected by our increasing number of annual unique transacting customers (being 28.0 million, 31.8 million and 35.7 million in fiscal year 2024, 2025 and 2026, respectively). Our repeat transaction rate was 78.4% in fiscal year 2026 and each annual unique transacting customer made an average of 4.2 transactions on our platform in fiscal year 2026.

Our MMTBLACK and goTribe loyalty programs had a total of 4.3 million members (comprising 1.9 million for MMTBLACK and 2.4 million members for goTribe) as of March 31, 2026. Our loyalty programs are designed to encourage repeat bookings, support customer retention and reward customer loyalty. Our loyalty program members have access to a range of benefits, including “myCash points” as cashback rewards, discounts, offers and complimentary travel privileges such as seat selection and meals on flights. See “– Marketing and Brand Awareness – Loyalty Programs”.

Experienced Board of Directors and Management Team

We are led by our board of directors and senior management team, who have significant experience across the travel, technology and consumer internet sectors. Key members of our leadership team, including Deep Kalra (our Chairman and Chief Mentor), Rajesh Magow (our Group Chief Executive Officer) and Mohit Kabra (our Group Chief Operating Officer), have played an important role in the development, scaling and ongoing management of our business across multiple phases of the travel industry cycle. They are supported by our broader leadership team, comprising talented and experienced professionals that oversee and implement our day-to-day operations. We also actively recruit management graduates and engineers from leading institutions in India to fill important management roles in our company.

Our Growth Strategies

Expand our Customer Base and Strengthen Market Leadership

We intend to continue to expand our customer base of individuals, enterprises and SMBs by deepening penetration across our existing businesses, broadening our reach to newer customers across geographies, enhancing our products and services, and increasing customer engagement across the travel lifecycle. The Indian travel market continues to offer a significant long-term opportunity, supported by favorable structural drivers including rising propensity to travel, growing digital adoption and continued migration of travel discovery, booking and payments to online channels.

We aim to capture this expanding demand by growing customer acquisition while sustaining strong, high-quality relationships across our platform through our multi-brand portfolio, broad distribution reach and continued focus on customer experience. Our brands allow us to address different travel needs and price points, while our omni-channel distribution model helps us to reach customers through direct digital, assisted and partner-led channels. We plan to expand our customer base in Tier II and Tier III cities in India, among non-resident Indians in overseas markets and across enterprise and SMB customers. To support this expansion, we have enhanced Myra, our AI-powered assistant, to recognize seven Indian languages across our Indian customer-interfaces in addition to English, as of March 31, 2026. In addition, as of March 31, 2026, Myra also recognized both Arabic and English on our UAE platform. These language capabilities have enabled us to serve customers more effectively across regional and international markets.

We intend to continue to enhance our portfolio of products and services across leisure and business travel to expand our customer base and market leadership in order to deepen customer engagement throughout the travel lifecycle, drive higher transaction volumes per customer, increase repeat transactions per customer and reinforce our position as a platform that provides a wide range of travel products and services.

•
Air Ticketing. We plan to maintain our leading position in domestic air ticketing by driving continued migration from offline to online booking channels and to grow our international air ticketing business through expanding our customer-oriented features such as “Zero Cancellation” and “Price Lock” which are not offered by certain airlines.
•
Hotels and Packages. Our hotels and packages business generally yields higher Adjusted Margin % than our air ticketing and bus ticketing segments. Accordingly, we are focused on expanding our hotels and packages business to increase our revenue contribution from this segment. We plan to expand our range of hotel and alternative accommodation offerings through providing a wider selection of accommodation options and expanding our customer-oriented features such as “Book with Zero Payment” (which allows customers to reserve accommodations without upfront payment until 24 hours prior to check-in). We also intend to grow our holiday packages business through strategic partnerships and acquisitions, as well as by strengthening our relationships with key aggregators from whom we procure inventory for our holiday packages.
•
Bus Ticketing. We plan to expand our bus ticketing segment through expanding our network of bus routes and enhanced online route discovery, seat selection and boarding-point information to improve customer convenience.
•
Others. We plan to enhance our tours and attractions offerings, including through providing curated culinary experiences to our customers. We also plan to expand our rail ticketing and car hire offerings. In addition, we plan to increase cross-selling of add-on services and ancillary services (such as foreign exchange, prepaid forex cards, cross border remittances, visa-processing services and travel assurance services, and facilitation of travel credit and travel insurance products offered by us and third party providers) through personalized, data-driven recommendations to customers at various stages of the travel journey.

Further Invest in Technology and Enhance our AI Capabilities

Our focus is to facilitate an enhanced simpler travel journey for our customers, while also improving the speed, consistency and efficiency of our business operations. We intend to invest in our technology, data and AI capabilities to improve customer experience, increase operating efficiency and support scalable growth.

A key part of this strategy is to deepen our AI-supported approach across the travel lifecycle. We intend to continue extending AI-led capabilities across content generation and optimization (including discovery, planning and recommendations), pricing insights, booking assistance, in-trip support and post-booking servicing to enable customers to move more seamlessly from inspiration to planning and booking within our ecosystem. Over time, we expect to further expand conversational and agentic interfaces, deepen vernacular and voice-led experiences, and use AI more extensively to capture high-intent travel queries and convert them into structured, transaction-ready options across flights, hotels, holiday packages and ancillary services.

We seek to extend AI capabilities across our internal operations. For example, we plan to increase automation across distribution and supplier workflows so that a larger share of our distribution partners and travel suppliers can independently manage pricing, availability, inventory, content, settlement and booking confirmations. These initiatives are designed to improve fulfillment efficiency, response times and customer experience, reduce manual intervention and variable servicing costs and enhance our distributor and supplier relationships. Continued investment in our technology platform, data infrastructure and AI capabilities will remain an important driver of both product innovation and efficiency.

Expand into New Geographic Markets

We believe we are well positioned for growth in other overseas markets, particularly those with a significant non-resident Indian population and strong travel corridors with India. In particular, we believe that the UAE is an attractive travel hub from which we can deepen our presence across relevant travel corridors and customer categories in the Gulf Cooperation Council (“GCC”) region. In December 2009, we launched our www.makemytrip.ae website in the UAE. Our UAE platform offers flights and hotels booking across both desktop and mobile websites. Our UAE platform offers multilingual capabilities, including Arabic and English, enabling us to cater to a diverse customer base and drive increased adoption across both internet and mobile distribution channels. This expanded our offerings in the UAE market and provides us with a localized platform to serve customers across relevant UAE- and India-linked travel corridors.

Our approach to international expansion is intended to remain focused and asset-light. We plan to leverage our unified technology platform, localized customer experience, targeted brand-building and selective partnerships to tailor our products and services to local demand conditions while maintaining operating leverage. In the UAE, this includes continuing to localize content, search, merchandising, language, payments and supply, while leveraging our common product and technology foundation. In 2026, we launched a Saudi Arabia-focused platform, including our dedicated MakeMyTrip KSA website and mobile application, to expand our presence in Saudi Arabia. We expect this approach to support efficient scaling and strengthen our ability to serve both Indian customers and local users across these markets.

Pursue Selective Strategic Partnerships and Acquisitions

We plan to pursue selective strategic partnerships, investments and acquisitions as part of our long-term platform strategy to expand the breadth and depth of our offerings. We seek to complement and strengthen our existing business through strategic acquisitions that enhance our current offerings. For example, in March 2026, we acquired a majority stake in Flamingo Transworld, a group holiday packages business offering curated domestic and international group tours across several Indian states. This acquisition complements our hotels and packages business, and broadens our customer offerings in tours and attractions. In addition, we plan to pursue acquisitions and partnerships that expand our platform into new areas of business, expand our customer offerings, improve our technology stack, enhance our distribution capabilities and strengthen our international presence, enabling us to serve a wider range of customer needs and capture adjacent travel categories.

We plan to continue to actively evaluate strategic partnerships, investments and acquisitions in a disciplined manner, based on strategic value, integration potential and expected returns. We plan to leverage our technology platform to integrate our new acquisitions and partnerships in a cost-effective manner. We expect strategic partnerships, investments and acquisitions to remain an important tool for capability building, category expansion and selective international growth.

Our Products and Services

We offer a comprehensive selection of travel and travel-related products and services catering to the travel needs of residents in India as well as non-resident Indians and others traveling to India from the United States, Southeast Asia, the intra-GCC countries and elsewhere. Our products and services include air tickets, hotels and alternative accommodations, holiday packages, bus tickets, rail tickets, car hire, tours and attractions, travel assurance products and add-on products across air, bus and rail bookings to enhance booking flexibility and customer experience. We offer foreign exchange, prepaid forex cards, cross-border remittances and related financial services through our subsidiary, BookMyForex. In addition, we facilitate access to travel credit and travel insurance products provided by third parties, as well as visa-processing services through our partnership with Atlys and other third parties.

Air Ticketing

Our air ticketing business, offered under our MakeMyTrip and Goibibo brands, is focused primarily on domestic travel within India, outbound international travel from India and, increasingly, inbound travel to India. We provided our customers with access to air tickets from all major domestic and international airlines. Based on data from the DGCA, we estimate that nearly 3 out of 10 domestic air passengers in India booked their air tickets through our platform during fiscal year 2026.

The following table sets forth the number of flight segments (being a flight between two cities, including flights booked as part of a longer itinerary or a package, reported net of cancellations) booked through our platform for the years indicated.

Number of Flight Segments
Fiscal Year March 31,
	2024	2025	2026
Indian domestic air travel	42.1 million	46.8 million	45.9 million
Outbound (outside India) air travel	9.0 million	11.9 million	13.2 million
Air Ticketing - Flight Segments	51.1 million	58.7 million	59.1 million

Customers can evaluate a broad range of potential fare and airline combinations through our user-friendly websites and mobile applications. Customers can search, filter and sort flights by travel dates, destinations, passenger count, stops, class of travel, timings, routes, airlines and fare categories. We have also introduced features and add-on services on our website and mobile applications, including “Zero Cancellation”, as well as preferred seat selection, meal booking and checked baggage, to provide customers with greater flexibility and convenience.

Customers in the UAE can book air tickets for travel within GCC and outbound international flights through our localized customer-facing interfaces.

Hotels and Packages

We operate our hotels and packages business under our MakeMyTrip and Goibibo brands.

The following table sets forth the number of room nights booked through our platform for the years indicated.

	Fiscal Year March 31,
	2024	2025	2026
Hotels and Packages – Room Nights(1)	31.1 million	37.0 million	43.5 million
Standalone Hotels – Room Nights(2)	30.2 million	36.0 million	42.5 million

Notes:

(1)
“Hotels and Packages – Room nights” refers to the number of room nights booked on a standalone basis and as part of a package that includes elements of travel and accommodation services booked through our online and offline channels. “Room nights” refers to the total number of hotel rooms occupied by a customer or group, multiplied by the number of nights/days that such customer or group occupies those rooms, and is presented net of cancellations.
(2)
“Standalone Hotels – Room nights” refers to room nights booked through our online and offline channels on a standalone basis (excluding room nights booked as part of a package that includes elements of travel and accommodation services).

Hotels and Alternative Accommodations

Our customers can book a range of hotels and alternative accommodations in India and internationally through our platform. As of March 31, 2026, we had more than 1.4 million hotels and alternative accommodations globally (including 0.1 million hotels and alternative accommodations with more than 1.6 million rooms in India) available to customers for booking through our platform.

Customers can also book alternative accommodations, including villas, apartments, hostels, homestays and cottages through our platform. Our alternative accommodations offerings include dedicated channels to sell hostel rooms on our Goibibo mobile application and options to search and book pet-friendly stays on our MakeMyTrip mobile application. To enhance the customer booking experience, we offer a “Book with Zero Payment” option, which allows customers to book hotels and alternative accommodations in India and internationally without making any upfront payment, providing convenience and flexibility as customers are only required to make payment 24 hours before their check-in date. On the supply side, our platform enables direct communication between customers and hosts for select alternative accommodation properties, and allows new hosts to onboard directly through our MakeMyTrip mobile application.

With respect to our websites and mobile applications, the focus of our technological improvement and sales efforts is on consolidating multiple supply sources and identifying the best rates possible for our customers. On our www.makemytrip.com and www.goibibo.com websites and through our mobile applications, customers may search and filter hotels by destination, check-in and check-out dates, star rating, hotel chain, location, accommodation type, amenities and other preferences. Our “View Map” feature, which integrates third-party navigation application into our customer interfaces, offers customers the ability to compare hotel locations on an interactive neighborhood map. Our customer-facing interfaces provide an enhanced user experience for researching and booking hotels on desktop and mobile devices.

Holiday Packages

We offer pre-packaged vacations, which include elements of travel and accommodation services, to enable our customers to enjoy greater savings and convenience. Our packages are designed by our in-house product specialists and cater to both individual and group travelers, as well as domestic and international customers. Our packages also include various travel services such as facilitating access to third-party travel insurance and related travel assurance and other products, visa-related products and services, airport transfer and sightseeing.

•
Domestic and International Packages. We offer a variety of curated packages, customized independent vacations, customized group tours and pre-designed escorted tours to cater to the varying budgets and preferences of our customers. These include escorted tours, honeymoon specials and weekend getaways, as well as themed vacations, such as beach, adventure, family, pilgrimage, romantic, shopping, cruise and culture. In March 2026, we acquired a majority stake in Flamingo Transworld, a group holiday packages business with a presence in Gujarat, Maharashtra, Rajasthan and Madhya Pradesh, which offers curated group tours and customized experiences for domestic and international travelers.
•
Meetings, Incentives, Conferences and Exhibitions (MICE). We offer services to enterprises and SMBs with planning meetings, incentive travel, conferences, offsites, group travel, trips or other events. Our MICE team assists such customers in planning and booking travel arrangements for large groups of travelers to domestic and international destinations.

Bus Ticketing

We own and operate our bus ticketing business primarily through our redBus brand. redBus is a leading bus ticketing platform in India and has a presence in Latin America (in Peru and Colombia) and Southeast Asia (in Malaysia, Singapore, Indonesia, Cambodia and Vietnam).

The following table sets forth the number of tickets issued to customers for bus journeys, net of cancellations.

Fiscal Year March 31,
	2024(1)	2025(1)	2026
India	76.7 million	94.1 million	125.5 million
Outside India	10.1 million	12.4 million	16.0 million
Total	86.8 million	106.5 million	141.5 million

Note:

(1) Prior to the quarter ended March 31, 2025, we reported “Travelled tickets” which was the total number of bus journeys undertaken by our customers for the relevant period.

As of March 31, 2026, we provided our customers in India with access to more than 90,000 services and approximately 3.5 million daily seats from more than 6,800 private bus operators and 25 State Road Transport Corporations in India. We also provide access to more than 12,100 services across Peru and Colombia and 34,000 services across Southeast Asia.

Customers can search for bus tickets based on their preferred travel dates and routes. Customers are able to select seats, choose from the available boarding points in the relevant city on the routes and obtain information on the location of the chosen boarding point. Our mobile applications and localized websites also enable our customers to find their destinations easily by using colloquial names. We have made significant improvements to our online bus booking platform, such as providing more flexible search options, incorporating the YourBus vehicle tracking tool and allowing our users to write reviews and upload bus images, which helps our customers make informed booking decisions. We have also made our customer-facing interfaces available in Hindi, Tamil, Telugu and Kannada in India, as well as in local languages in international markets, as part of our localization efforts.

redBus sells bus tickets in India, Southeast Asia and Latin America through SeatSeller, an agent platform. In addition, redBus sells bus tickets through more than 150 application programming interface (“API”) partners as of March 31, 2026. Our redBus transaction database is highly scalable to cater to our growing transaction needs.

redBus has launched a variety of initiatives aimed at improving customer experience. In India, we launched a feature that allows female users to search for buses that are highly rated by female users and female solo travelers. In fiscal year 2025, to further promote cross-selling across our products, we introduced a hotel booking feature on our redBus mobile application in India, powered by our MakeMyTrip platform. Customers also have the flexibility to update their contact information and modify boarding and drop-off points after booking their bus tickets.

Other Products and Services

Rail Tickets

We sell railway tickets in India on our MakeMyTrip, Goibibo, redBus and redRail websites and/or mobile applications through “direct connect” access to Indian Railways’ passenger reservation system online, allowing customers to reserve and purchase Indian Railways tickets on a real-time basis, as well as through our redBus platform (which also includes our redRail mobile application).

Our platform enables customers to search, compare and book rail tickets across routes, travel classes and fare options on a real-time basis through a localized and user-friendly booking experience.

Car Hire

We provide car hire services, including intercity and outstation cabs and airport transfers, through our platform, with coverage across multiple cities in India. Our car hire products and services include offerings under the Savaari brand, enabling customers to book ground transportation for intercity travel and airport connectivity. As of March 31, 2026, we offered outstation car hire services in more than 3,000 cities and towns in India and transfers to and from 150 airports across India.

Tours and Attractions

We enable customers to discover and book local tours, attractions and experiences as part of their travel itinerary through a curated marketplace. As of March 31, 2026, we offered over 200,000 tours and attractions across more than 1,090 cities in 139 countries on our platform, with a focus on international experiences. This complements our core travel bookings by integrating experiences into end-to-end trip planning and enhancing customer choice and convenience.

Ancillary Products and Services

We offer add-on products across air, bus and rail bookings to enhance booking flexibility and customer experience. For flights, we offer “Zero Cancellation” for full refunds up to 24 hours before departure, “Free Date Change” for domestic itinerary changes up to two hours before departure, and “Price Lock” to secure a fare for later booking. “Free Cancellation” allows eligible bus customers to obtain full refunds up to a few hours before departure and “Trip/Seat Guarantee” covers last-minute cancellations or unconfirmed seats for eligible rail customers.

We offer foreign exchange, prepaid forex cards, cross-border remittances, visa-processing and travel assurance services. We also facilitate access to travel credit and travel insurance products from third-party providers.

Our Distribution Channels

Our broad distribution network comprises our mobile applications, our websites, our enterprise and SMB channels, third-party digital platforms, franchisee-owned travel stores, travel agents’ network, and holiday experts, providing us with multiple channels to access Indians traveling domestically or overseas, as well as non-resident Indians and other inbound travelers to India.

We utilize a variety of technology-enhanced distribution channels to target the growing shift from offline to online booking channels. While our customers can book standard flights and hotel packages on our websites and our mobile applications, most packages within or outside India are sold through holiday experts and franchisee-owned travel stores. For MICE and other customized packages not available for online purchase, customers can submit inquiries for follow-up by our sales representatives on both our websites and mobile applications.

Mobile Applications

Our MakeMyTrip, Goibibo and redBus mobile applications, available on Android and iOS, operate as our key digital distribution channels. An increasing proportion of customers have shifted towards using our mobile applications instead of our desktop websites as a result of the increased use of smartphones and mobile devices in India. As of March 31, 2026, our MakeMyTrip, Goibibo and redBus mobile applications have been downloaded more than 566.7 million times on iOS and Android. Through these applications, and without prior registration, customers can search, book and pay for Indian domestic and international air tickets, hotels and packages, bus and rail tickets, car hire bookings and attractions and activity bookings using flexible payment options, with tickets and booking confirmations delivered through email and WhatsApp. Our mobile applications also support ongoing customer engagement through push notifications for offers and service updates, post-booking self-service features, refund tracking, e-ticket requests, location-based discovery and access to new deals, helping us maintain direct customer touchpoints beyond the initial transaction.

Websites

Our owned websites include www.makemytrip.com, www.goibibo.com and www.redbus.in for customers in India and www.makemytrip.ae for our UAE platform.

Our website content and interfaces are tailored to relevant customer segments and markets. For example, on www.makemytrip.com, we have localized popular hotel webpages with information, while our UAE platform offers Arabic and English capabilities to support customers accessing our products across web and mobile channels.

Through our websites, customers can compare pricing and availability, complete bookings, purchase ancillary services and self-manage itineraries, cancellations, refunds and travel documents. Website bookings also do not require prior registration. Instead, customers provide basic contact details before payment and receive confirmations by email and WhatsApp.

Enterprise and SMB Channels

Our myBiz, Quest2Travel and Happay channels serve as key distribution channels through which we deliver our air ticketing, hotels and packages, and bus ticketing services exclusively to enterprise and SMB customers. These channels enable enterprises to access our core travel inventory and services through our integrated platform tailored to their business travel requirements, while providing centralized payment, approval and expense management functionality.

The myBiz channel, launched in 2019, provides enterprises and SMBs with access to our travel services through an integrated booking platform that incorporates policy controls, approval workflows and expense management tools. This channel integrates with enterprise human resource management and resource planning systems, enabling seamless access to our travel inventory within established corporate frameworks.

The acquisition of Quest2Travel in April 2019 expanded our enterprise distribution capabilities, enabling us to deliver customized travel solutions to large enterprises across India. This was further enhanced by our wholly-owned subsidiary, Hotelcloud Services Private Limited (“Hotelcloud”), incorporated in 2023, which provides unified accommodation services and solutions for enterprise and SMB customers. In 2025, we integrated Happay into our portfolio, expanding our enterprise and SMB offering to include access to both travel and expense management solutions.

Third-Party Digital Platforms

We have partnered with various digital platforms such as Amazon Pay, PhonePe and HDFC SmartBuy, through which customers can discover, search and book our products and services on third-party platforms, with fulfillment and ticketing handled through our platform.

Franchisee-Owned Travel Stores

As of March 31, 2026, we had 108 franchisee-owned travel stores operated across India, which primarily sell packages under our MakeMyTrip brand. These agreements are on a non-exclusive basis and the franchisee has a limited, revocable license to use our platform for a term of five years.

Travel Agents’ Network

Travel agents can access our myPartner platform, which enables them to sell our full suite of online travel products and services to customers. This platform uses a similar interface as our external customer-facing websites, while offering additional features which are customized for use by travel agents. Travel agents can book hotels and air tickets on our platform, which offers customization, personalization and travel booking convenience for their customers.

These travel agents earn commissions from us in the form of incentives, discounts and/or cashbacks. Furthermore, our travel agents’ network allows us to expand our footprint in India and distribution network in a cost-effective manner. As of March 31, 2026, our myPartner platform had over 56,900 registered travel agents in India.

Call Centers and Holiday Experts

To achieve cost-efficiency and scalability, we utilize in-house teams, automated chat bots and various outsourced call centers in India to provide sales support. Our customer support representatives also receive up-to-date training on our new products and services. For customers seeking curated travel experiences, a team of specialized holiday experts offers expert guidance and engages closely with customers in crafting and booking holiday packages tailored to their preferences, travel goals and budgets. As of March 31, 2026, we had more than 2,000 holiday experts.

Our Technology and Infrastructure

We deploy AI across various parts of our business, including customer service (such as voice-based agents and automated chat bots), search and personalization, to improve efficiency, user experience and monetization.

We leverage AI, built on a large corpus of travel-intent data generated by our customers, to power searches and bookings, personalized recommendations, itinerary planning and post-booking support. Our AI capabilities include Myra, our multilingual, agentic trip-planning assistant built on advanced generative AI technologies, which enables customers to interact with our platform in a more intuitive and conversational manner and provides curated booking selections for flights, accommodation and holiday packages. These AI capabilities are supported by our advanced technology platform which focuses on reliability, security and scalability, and which has been designed to handle high transaction volumes across all our websites on shared infrastructure. Our technology platform can be scaled to meet our needs in a cost-efficient manner through the use of virtual machines, cloud platforms and other infrastructure. Our technology stack is also modular and can be easily modified for multiple lines of business.

Fully Integrated Technology Platform

Our technology platform integrates sales, customer service and fulfillment operations, and underpins all aspects of our sales operations, facilitating a seamless, intuitive booking experience for customers and enabling them to search, compare and book travel products and services on a real-time basis through our centralized digital booking systems.

Our MakeMyTrip, Goibibo and redBus booking engines are designed to link to our suppliers’ systems through direct connects, including through our GDS service providers or Switch, delivering real-time availability and pricing information. Our platform’s search capabilities employ scalable search and routing logic, enabling comprehensive results to be returned in a cost-effective and time-efficient manner. In addition to conventional search functionality, our AI-powered agentic interface, Myra, provides customers with curated booking selections for flights, accommodation and holiday packages through conversational interactions via both voice and text in seven Indian languages and English, streamlining the booking process and delivering personalized travel recommendations. Our in-house analytical tools, together with third-party software, enable us to analyze customer behavior and to deliver targeted marketing based on customers’ search histories.

Our technology platform also incorporates proprietary capabilities that enhance travel discovery and booking. Our How2Go feature uses our patented method and system for predicting the most suitable route-mode travel in a multi-modal transit network, enabling customers to evaluate integrated travel options across flights, cabs, buses and trains for single- or multi-stop journeys, together with indicative pricing and booking options across relevant segments. In addition, our flight search systems use proprietary probabilistic cache invalidation technology, for which a patent application has been filed, to refresh cached fare and availability information based on updated fares, supplier constraints, search patterns and cache efficiency requirements.

Our customer relationship management (“CRM”) systems are designed to analyze customer needs, generate reports identifying areas of opportunity or weakness, and monitor the performance of our sales and customer service representatives and outsourced call center sales force on a round-the-clock basis. Our enterprise resource planning application is integrated with our middle-office systems and enables our agents to create and amend bookings and attend to customer inquiries raised through our CRM systems. Our systems enable us to monitor the number of waiting calls and the real-time activity status of call center agents and to limit aborted calls on our hotlines resulting from excessive waiting times. Our in-house quality team monitors call center transactions on a continuous basis with the aim of ensuring consistently high service standards.

Our systems incorporate end-to-end automation across our fulfillment operations, including automated ticketing, monitoring of airline schedule changes, real-time customer alerts and auto-cancellation of reservations made through GDSs or airlines’ central reservations systems. We maintain a secured, anonymized customer database through our CRM system, which documents the entire transaction lifecycle from initial customer requirement through to service delivery or refund, in accordance with our business process management methodology. We continually seek further opportunities to automate our processes in order to increase productivity and enhance the scalability of our operations.

Our Technology Infrastructure

We operate our technology platform through external and internal data centers in India located in Mumbai, Bengaluru and Gurugram. Our external data centers utilize hyperscalers in the Mumbai region and are supplemented by third-party cloud computing and AI services. Our internal data center runs independently and serves all the data needs of our internal operations. Our platform is hosted on hyperscalers across multiple availability zones, providing a high degree of reliability, security and scalability with redundancy protection, including during peak traffic periods.

Our site-availability infrastructure is monitored 24 hours a day, seven days a week by our internal teams using a home-grown monitoring platform that has been refined over several years. Security monitoring is primarily managed by our internal teams, who continuously monitor for cyber threats and potential breaches. All our servers installed at our data centers and at our offices are also secured with firewalls and supported by industry-leading security tools and practices.

Our technology architecture is modeled on a microservice framework, enabling us to rapidly modify APIs and scale individual components independently, with limited additional capital investment. System health, performance and security are monitored in real time, which tracks crucial metrics across our platform and facilitates troubleshooting. Our information security management system is ISO/IEC 27001:2022 certified ensuring the protection of information assets through comprehensive controls and processes across all relevant business units and functions. To support business continuity, data is backed up at regular intervals throughout the day. Our core technology platform is capable of accommodating increased traffic volumes and product complexity with limited additional investment, and we have the ability to scale any of our applications up or down in response to traffic demands through the use of virtual machines and cloud infrastructure.

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

We depend on encryption and authentication technology to effect the secure transmission of our customers’ personal information and data over the internet. Such information transmitted through our systems is protected using secure protocols and AES 256 encryption, covering data both in transit and at rest.

Our information security team oversees regular internal and external audits conducted every six months. Our Company complies with the Payment Card Industry Data Security Standard (“PCI-DSS”). PCI-DSS requirements were developed by the Payment Card Industry Security Standards Council, which includes major credit card and financial services companies. Compliance with PCI-DSS helps to enhance the security of payment account information.

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

Our India payment page is compliant with the Reserve Bank of India guidelines on storage of payment system data, including backups. Further, our Company is compliant with applicable tokenization requirements of the Reserve Bank of India.

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

Our Customer Service

Our customer-focused approach is centered on providing a favorable user experience on our websites and mobile applications as well as customer service prior to, during and after travel. Our websites and mobile applications are designed to provide a user-friendly experience and integrate valuable travel information, such as flight status information, user-generated travel reviews and destination guides, to help customers research and make travel decisions. We also monitor feedback from our customers using our CRM system and review and upgrade the features of our websites from time to time.

The key channels through which we deliver customer support and communicate with our customers are as follows:

•
Web-based Support. We offer 24/7 self-service web support through free online accounts, enabling customers to manage travel bookings, cancellations, refund tracking and product inquiries. Our dedicated support flows, supplier accountability and data science capabilities help resolve customer issues promptly and provide personalized flight, hotel and holiday package recommendations. Myra, our generative AI-powered interface, is available on our website and further supports conversational trip planning and booking assistance.
•
Mobile Service. In addition to being able to make different types of travel bookings on their mobile devices, customers can view their booking details, cancel bookings, request e-tickets, track refund status, check flight status, search for new deals and use location-based services to find nearby places of interest. These services are available through all our mobile applications.
•
Call Centers. We provide customer assistance through our call centers, automated chat bots and in-house escalation services, which are available 24 hours a day, seven days a week. We primarily outsource our customer service call center operations in India, with personnel trained by our outsourcing service providers and us. Our systems enable us to monitor call center activity and transaction quality in real time, and our representatives receive formal and periodic training on our services, products and local markets. We enter into non-exclusive arrangements with call center providers for call center services which may be terminated on a short notice. However, under some agreements, we are liable to pay a termination charge to terminate the agreement for our convenience prior to the expiry of the term of the agreement.
•
Franchisee-owned Travel Stores. Customers may also visit our franchisee-owned travel stores in India and obtain assistance from sales and customer service representatives. As of March 31, 2026, we had 108 franchisee-owned travel stores in India.
•
E-mail. Customers may also e-mail any inquiries or complaints to us, which we endeavor to address expeditiously.

We have a fulfillment process that we mainly outsource, which minimizes any travel disruption for our customers, with a team of personnel responsible for confirming and rechecking customers’ hotel bookings prior to the date of travel.

Our Suppliers

Our dedicated supplier relationship team aims to maintain and enhance our existing relationships with travel suppliers, and develop new relationships with travel suppliers. In addition, they negotiate agreements or arrangements with suppliers for access to travel inventory for our products and services, monitor supplier-sponsored promotions and focus on supplier relationship management. We regularly provide customer feedback and preferences to our suppliers, which we obtain primarily through our CRM system, user-generated content on our websites and mobile applications as well as through our call centers.

Airlines

We have access to real-time inventory of major airlines operating in, from and to India through GDSs, via “direct connects” to the airlines’ booking systems, through IATA’s New Distribution Capability or through other third-party suppliers.

Most of these airlines offer us fares that match those offered by the airlines on their own websites as well as on other online travel websites. The fares paid by travelers who book air tickets through us include a convenience fee in addition to the fares charged by airlines. We have entered into commission and incentive arrangements with India-based airlines, as well as major international airlines that service India, where we receive commissions from airline suppliers for tickets booked by travelers through our distribution channels and incentive payments from airline suppliers on the basis of performance targets agreed with the relevant airline. Similarly, we earn fees or incentives from our GDS service providers based on the volume of sales completed by us through the GDS. In addition, we also receive payments from airlines from their own online promotions on our platform.

Hotels and Alternative Accommodations

We onboard hotel and alternative accommodation partners through a structured quality control and verification process. We monitor the performance of our hotel and alternative accommodation providers and our customer experience on a continuing basis through customer ratings and reviews captured on our platform and other channels, supporting the maintenance of acceptable quality standards across our hotel and alternative accommodation offerings.

Our hotel supply team is responsible for negotiating agreements or arrangements with independent hotels, hotel chains and hotel service providers and securing competitive rates, promotions and access to inventory for listing on our websites as well as for holiday packages.

We obtain access to room inventory from our suppliers through three methods, being “direct allocation”, “direct connects” and for most hotels outside India, through contracts with OTAs and aggregators outside India:

•
Direct allocation – substantially all of our hotels in India allocate rooms directly to us either by managing their room inventory on an extranet provided by us, or through channel managers, or supported by us via telephone. We do not assume any inventory risk for such “direct allocation”, as unsold rooms are released to the hotels within an agreed period of time.
•
Direct connect – for a small proportion of our hotels in India, our booking systems are integrated with the central reservations systems of hotels through switch connects and reservations made are confirmed on a real-time basis. Through our ongoing efforts to improve and automate our extranet functions, our hotel suppliers are now able to perform most of the necessary functions for executing transactions through our system without our direct involvement.
•
Third party contracts – inventory for most hotels outside India is obtained through contracts with other OTAs and aggregators outside India.

Our alternative accommodation offerings include villas, apartments, hostels, homestays and cottages. Our alternative accommodation offerings also include home stays and budget rooms in India through Goibibo and MakeMyTrip. We do not assume any inventory risk with respect to alternative accommodations in India as their inventory is allocated to us directly or through channel managers. Inventory for alternative accommodation outside India is obtained through direct allocation, direct connect and contracts with other OTAs and aggregators outside India. Our supplier extranet for MakeMyTrip and Goibibo operates on a common technology platform for our domestic and self-contracted international alternative accommodation properties both on our websites and mobile applications. It includes features such as management of inventory, rates, promotions and analytical capabilities. We have also introduced a calendar sync option, which allows alternative accommodation providers to update inventory by synchronizing their calendars.

Buses

We have agreements with several major bus operators in India, including government bus operators (some of which are operators of multiple routes), aggregators and other intermediaries. Outside India, we have agreements with bus operators, aggregators and other intermediaries in Peru, Colombia and Southeast Asia. Our bus ticket inventory is obtained through two primary channels, being real-time inventory from bus operators and inventory from aggregators and other intermediaries, both of which are directly connected to our redBus platform.

redBus also provides bus ticketing API to multiple e-commerce websites, which aims to significantly increase the distribution reach for bus operators.

Our “redPro” platform allows bus operators to update service information, create customer campaigns, respond to customer feedback and analyze customer demand. Bus operators also have the option to subscribe for additional programs, being “Revmax” (which aims to maximize yields for bus operators through the use of automated dynamic pricing), “Rise” (which aims to help low rated bus operators improve their online share). We also offer our “Primo” subscription-based program for highly rated small and medium sized bus operators which aims to help them build customer loyalty.

In July 2018, redBus acquired Bitla, a SaaS provider in India focused on bus travel technology solutions. Bitla offers software, cloud and mobile-based solutions and bus ticket inventory management tools to help bus operators expand their business. These technology solutions are used by domestic and international bus operators, bus GDSs, online ticketing portals and cargo and logistics companies. Bitla maintains an online bus ticketing ecosystem and manages bus ticket inventory for bus operators in India.

Others

Our agreement with Indian Railway Catering and Tourism Corporation (“IRCTC”) allows us to act as a principal service provider on a non-exclusive basis for booking of reserved e-tickets for travel in trains of Indian Railways through the IRCTC web service. IRCTC has granted us access to web services application programming interfaces which enable our platform to interact with the Indian Railways’ passenger reservation system through IRCTC’s e-ticketing application, as a result of which users are able to search for, reserve and purchase Indian Railways e-tickets through our website and mobile application.

For our car hire offerings, we work with third-party providers that make their inventory available on our platform, allowing customers to search, compare and book car hire options across routes, vehicle categories and fare options.

We collaborate with global and local tourist attraction operators (such as theme parks and museums), travel companies and supply-side aggregators to provide customers with a wide range of tours and attractions through our platform.

In addition, we facilitate access to travel credit and travel insurance products offered by third parties, as well as visa-processing services through our partnership with Atlys and other third parties.

Marketing and Brand Awareness

Marketing Initiatives

We have consistently invested in building our brand and expanding our reach to travelers in India as well as overseas, through mass media campaigns and digital outreach, search engine optimization and social media marketing. Our marketing programs and initiatives include broad-based campaigns, promotional or seasonal offers, and brand campaigns with leading celebrities as our brand ambassadors to drive awareness and consideration across all our target customer groups. These efforts have resulted in strong brand recognition.

We seek to increase our brand awareness through online and offline marketing initiatives to drive potential customers to our websites and mobile applications. Our marketing initiatives are aligned with our objective of driving the shift from offline to online, especially in the hotels and packages and ground transport businesses, and reaching the underpenetrated and fragmented Indian online hotels segment.

As part of our marketing efforts, we continue to scale up our existing strategic partnerships with major banks and credit card providers in India, which provides us with access to their extensive customer base. Towards this end, we also have a MakeMyTrip-ICICI Bank co-branded credit card.

Our marketing efforts also include strategic partnerships with tourism boards, airports, airlines, attractions and theme parks in Saudi Arabia, Abu Dhabi, Dubai, Singapore, Australia, Thailand and other countries, which aim to drive destination awareness and increase customer engagement. We also work with Indian state tourism boards to promote state-run hotel packages on our platform. Our brand-building campaigns in the UAE are aimed at strengthening our market presence and enhancing awareness among non-Indian users.

In 2025, we launched the MMT Global platform, including website and mobile applications, to cater to the growing Indian diaspora across key international markets, including the United Kingdom and the Middle East. Our MMT Global platform enables customers to book cross-border travel between their country of residence and India through localized content, pricing and payment options in local currencies.

Loyalty Programs

We offer a number of loyalty programs that are aimed at promoting repeat bookings, driving customer retention and rewarding loyal customers. Our “MMTBLACK” loyalty program is offered to select premium customers, who are entitled to earn “myCash points” as cashback rewards based on the amount they spend on our MakeMyTrip platform, which can be used to obtain discounts on future bookings. Additionally, members are entitled to tier-based loyalty benefits such as discounts on hotels, in-flight meals, holiday gift cards, and access to additional offers during sale campaigns. Similarly, Goibibo’s “goTribe” loyalty program offers members a range of tier-based loyalty benefits including additional discounts and cash backs, rewards on travel bookings and complimentary privileges such as early check-in, late check-out, free meals and room upgrades on hotels and complimentary seat selection for flights.

Our MMTBLACK and goTribe loyalty programs had a total of 4.3 million members (comprising 1.9 million for MMTBLACK and 2.4 million members for goTribe) as of March 31, 2026. Our MMTBLACK and goTribe loyalty programs are designed to encourage repeat bookings, support customer retention and reward customer loyalty. Our loyalty program members have access to a range of benefits, including myCash points, discounts, offers and complimentary travel privileges such as seat selection and meals on flights.

Sustainability

We aim to have a positive impact on people and the planet through our sustainability initiatives. By sustainability, we mean the long-term health of our business, which includes consideration of planet, people and governance factors. Our Founder, Group Chairman and Chief Mentor oversees our sustainability initiatives.

Our focus on climate action, community empowerment, and sustainable tourism are part of the meaningful steps taken by us to create long-term impact. Through MakeMyTrip Foundation (“MMT Foundation”), a charitable trust set up through a registered trust deed signed by MMT India, we aim to make travel more sustainable and inclusive and to support communities, protect natural ecosystems and promote responsible tourism across India. MMT India’s corporate social responsibility policy complies with the requirements of the Companies Act, 2013 and the Companies (Corporate Social Responsibility) Rules, 2014 as required by the Government of India.

Planet

We continue to prioritize environmental responsibility in our operations. As part of this focus, our principal executive office in Gurugram, India, is located in a LEED (Leadership in Energy and Environmental Design) certified building.

Beyond our own operations, the MMT Foundation supports environmental conservation and restoration initiatives in collaboration with local communities and nonprofit organizations. These initiatives include planting saplings and rejuvenating natural springs in Uttarakhand, India between 2024 and 2027, and planting mangroves in the coastal region of Gujarat, India as part of a mangrove restoration and conservation initiative between 2023 and 2026. Through its collaborative efforts with local communities, MMT Foundation has planted approximately 2.8 million saplings across several states in India as of March 31, 2026.

MMT Foundation also aims to address plastic pollution and promote public awareness concerning responsible waste management practices through waste collection, clean-up activities, sanitation support and community engagement programs in tourist destinations. These efforts include waste management initiatives in Sahastradhara and Kempty Falls in Uttarakhand, India, Dal Lake in Srinagar, India, Goa and Neil Island in the Andaman, and Nicobar Islands. Through these initiatives, MMT Foundation has supported activities such as cleaning lake channels, installing waste bins on beaches, establishing sanitation facilities, installing drinking water dispensers and spreading awareness among local communities and tourists.

MMT Foundation’s environmental initiatives also support community-based tourism and sustainable livelihoods. It works with local residents to facilitate the establishment of homestays and eco-cafes, provides training on cooking, tour guiding, and waste collection and segregation, and supports rural tourism in Uttarakhand,

India, where local residents operate and manage community-led homestays and cafes. Where appropriate and practicable, we encourage local residents to list homestay properties on our platform, with the aim of contributing to the local economy and promoting sustainable livelihoods. Over 38,800 homestays were available to customers for booking through our platform as of March 31, 2026, and we intend to continue expanding the options available in this category.

People

We are an “Equal Opportunity Policy” and accordingly we aim to create a workplace that provides equal opportunities and fair treatment for all our employees. We seek to treat all our employees fairly and prohibit discrimination. We have implemented a policy that emphasizes our commitment to providing equal opportunities, regardless of their age, color, disability, origin, nationality, religion, race, gender or sexual orientation.

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

We also regularly engage with our stakeholders to seek their input and feedback on certain aspects of our business.

Competition

The online travel aggregator industry in India is contested by multiple business models, including integrated platforms, specialist players, direct supplier channels and emerging discovery interfaces. Heightened competitive intensity across these models may affect customer acquisition costs, pricing discipline, share of wallet and monetization, and sustained investment by any participant in pricing, loyalty or product differentiation may adversely affect margins and operating economics.

Certain of our travel suppliers have also been steadily focusing on increasing online demand on their own websites and reducing their dependence on third-party distributors like us. Suppliers who sell on their own websites could offer advantages such as their own bonus miles or loyalty points, which could make their offerings more attractive to customers than offerings like ours. We compete based on a number of factors, including, among other things, brand recognition, depth and breadth of travel offerings, price competitiveness and customer support and satisfaction. We believe that we are well-positioned to compete effectively on the basis of these factors. However, some of our current or future competitors may have longer operating histories, greater brand recognition, larger customer and supplier bases, or greater financial, technical or marketing resources than we do. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Our Industry — The travel industry in India and worldwide is highly competitive. We face competition from other online travel companies, travel suppliers’ own direct channels, meta-search platforms and AI-enabled travel services, and we may not be able to effectively compete in the future.”

Intellectual Property

We have registered the domain names www.makemytrip.com, www.makemytrip.ae, www.makemytrip.com.sg, www.goibibo.com, and www.redbus.in, and have full legal rights over all these domain names for the period for which such domain names are registered.

We primarily conduct our business under the “MakeMyTrip”, “Goibibo” and “redBus” brand names and logos. Our key logos are also registered trademarks in India, including “MakeMyTrip”, “MMTBLACK”, “MyBiz”, “go-mmt”, “GoStays”, “Goibibo”, “Ibibo”, “MAKEMY”, “MYTRIP”, “goTribe”, “GoCash”, “redbus”, “redRail” and “Primo”. We have also registered of the trademarks “MakeMyTrip”, “Goibibo” and “redBus” in other countries where we operate and have trademark applications pending in a number of countries.

We have also been granted patents, and have patent applications pending, under the Patents Act, 1970 in India for certain aspects of our technological systems.

We protect our logo, brand name, domain names and, to a more limited extent, our content by relying on copyrights, patents, trademarks, trade secret laws and confidentiality agreements. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Our Industry — Failure to protect our intellectual property rights could adversely affect our business and our brand”.

Employees

As of March 31, 2026, we had 5,507 employees. The following tables show a breakdown of our employees as of the end of our past three fiscal years by function and location.

	Number of Employees as of March 31,
Division/Function	2024	2025	2026
Management	14	14	14
Product development	268	303	418
Sales and marketing	1,306	2,006	2,059
Technology development and technology support	1,564	1,649	1,584
Others (including administration, finance and accounting, legal and human resources)	1,425	1,150	1,432
Total	4,577	5,122	5,507

	Number of Employees as of March 31,
Location	2024	2025	2026
India	4,289	4,840	5,221
United States	2	2	3
Singapore	68	70	66
Malaysia	27	33	36
Thailand	82	82	85
United Arab Emirates	15	16	10
Colombia	9	8	8
Peru	53	35	36
Indonesia	25	22	22
Vietnam	6	7	8
Cambodia	1	6	9
Saudi Arabia	—	1	3
Total	4,577	5,122	5,507

As of the date of this Annual Report, none of our employees are represented by a labor union. In addition to our full-time employees, we also engage temporary employees from time to time based on the needs of our businesses for various functions, including administration and technology-related projects. As of March 31, 2026, we engaged 645 temporary and contract employees.

Insurance

We maintain and annually renew insurance for losses arising from fire, burglary and terrorist activities for our corporate office at Gurugram and other offices in India. We have a liability policy to insure our directors and officers from various liabilities arising out of the general performance of their duties. We have purchased insurance for fire, earthquake and burglary for office equipment, and have also obtained cyber and crime insurance for our operations. We have also obtained medical insurance, term life insurance and accidental insurance for our employees.

Regulations

We are subject to various laws and regulations in India arising from our operations in India.

One of our recently acquired subsidiaries, BookMyForex, is licensed with the Reserve Bank of India as a full-fledged money changer and can offer currency exchange services in India.

Our operations in India currently do not benefit from tax holidays under any applicable laws or regulations.

Data Protection

The Digital Personal Data Protection Act, 2023 (“Data Protection Act”) received the assent of the President of India on August 11, 2023 and the provisions of the Data Protection Act came into effect and notified in the official gazette on November 13, 2025. The Data Protection Act classifies any person who alone or in conjunction with other persons determines the means and purposes of processing personal data as data fiduciaries, and requires data fiduciaries to implement a host of compliances in relation to providing notice as prescribed and obtaining consent, notifying personal data breaches, ensuring the accuracy, completeness, and consistency of the personal data being processed, enabling data principals (i.e., the individuals to whom the personal data relates) to exercise their rights, and implementing technical and organizational measures to ensure effective observance of the provisions of the Data Protection Act and the rules made thereunder. It also provides individuals with rights to access, correct, and request deletion of their data. Additionally, the Data Protection Act prescribes additional obligations for certain data fiduciaries or a class of data fiduciaries called significant data fiduciaries (“SDF”), that may be notified by the Central Government on the basis an assessment of factors that include the volume and sensitivity of personal data processed, risk to the rights of data principal etc. These SDFs will be required to fulfil certain additional obligations under the Data Protection Act including appointment of a data protection officer appointing an independent data auditor, and undertaking periodic data protection impact assessments inter alia. The Data Protection Act also recognizes data processors, which are entities that process personal data on behalf of the data fiduciaries, and while the law does not provide obligations directly on data processors, data fiduciaries may contractually pass down relevant obligations on data processors. The Data Protection Act also recognizes consent manager, who is a person registered with the Data Protection Board of India (“DPB”), and acts as a single point of contact to enable a data principal to give, manage, review and withdraw their consent through an accessible, transparent and interoperable platform. Every consent manager shall be registered with the DPB in such manner and subject to such technical, operational, financial and other conditions as may be prescribed. The consent manager shall also be accountable to the data principal and shall act on their behalf in such manner and subject to such obligations as may be prescribed. Lastly, the Central Government will also establish the DPB, whose functions include: (i) monitoring compliance and imposing penalties; (ii) directing data fiduciaries to take any urgent remedial or mitigation measures in the event of personal data breach and impose penalty; (iii) hearing grievances made by data principals; and (iv) inquiring into the breach of any condition of registration of a consent manager on receipt of such intimation of breach and impose penalty as provided in the Data Protection Act.

The MeitY has notified and published the accompanying Digital Personal Data Protection Rules, 2025 (“Data Protection Rules”) on November 13, 2025. The Data Protection Rules facilitate the implementation of the Data Protection Act. It aims to strengthen the legal framework for the protection of digital personal data by providing necessary details and an actionable framework. The Data Protection Rules apply to all entities that process digital personal data and is applicable to the Company and its Subsidiaries. It focuses on the principles of data protection, such as transparency, accountability, and the necessity of obtaining specific and informed consent from data subjects. The Data Protection Rules lays down various implementation aspects inter alia the notice by the data fiduciary to the individuals, registration and obligations of consent manager, applicability of reasonable security safeguards, intimation of personal data breach, providing details about availing of the rights by the individuals, processing of personal data of child or of person with disability, setting up the DPB, appointment and service conditions of the chairperson and other members of the Board, functioning of Board as digital office, procedure to appeal to appellate tribunal. The rules regulating the functioning of the DPB, appointment and remuneration of the chairperson and other members, terms and conditions for the officers and employees of the DPB have come into force with effect from the date of publication of the Data Protection Rules while the other provisions under the Data Protection Rules are being gradually enforced, with timelines for implementation set by the Government of India.

Consumer Protection

The Consumer Protection Act is designed to safeguard consumer interests and ensure timely redressal of grievances arising from deficiencies in services and unfair trade practices. The Consumer Protection Act expressly includes buyers engaging in online transactions as consumers thereby subjecting ecommerce platforms to various obligations aimed at protecting consumer rights in digital commerce. The Consumer Protection (E-Commerce) Rules, 2020 (“Consumer Protection Rules”) rules apply to: (a) good/services purchased or sold through digital or electronic network, including digital products; (b) all models of e-commerce, including marketplace and inventory models of e- commerce entities; (c) all e-commerce retailing; and (d) forms of unfair trade practices across all e- commerce models. It specifies the duties of ecommerce entities, specific duties and liabilities of the marketplace e-commerce entities. The Consumer Protection Rules further requires the ecommerce entities to appoint grievance officer and provide for a consumer grievance redressal mechanism. Any contravention of these rules attracts penal action under the provisions of Consumer Protection Act.

The Central Consumer Protection Authority, a regulatory authority established under the Consumer Protection Act, has issued guidelines to prevent and regulate certain “dark pattern” practices, and is applicable to all platforms systematically offering goods and services in India, advertisers and sellers. These practices include false urgency, basket sneaking, confirm shaming, forced action, subscription trap, interface interference and others. Such requirements may further evolve and be subject to varying interpretation and may cause us to incur increased compliance costs and make changes to our products, practices or other aspects of our business, and any failure to comply may adversely affect our business.

Foreign Investments

India regulates ownership of Indian companies by foreigners. Foreign investment in securities issued by Indian companies and exchange controls are generally regulated by the FEMA. These regulations and restrictions may apply to acquisitions by us or our affiliates, including MMT India and affiliates which are not resident in India, of shares in Indian companies or the provision of funding by us or any other entity to Indian companies within our group. For example, under the Government of India’s consolidated FDI Policy, and the FEMA, additional requirements are applicable to foreign investments in India, including requirements with respect to downstream investments by Indian companies owned or controlled by foreign entities, and the transfer of ownership or control of Indian companies in sectors with caps on foreign investment from resident Indian persons or entities to foreigners, as well as such transactions between foreigners. These requirements include restrictions on pricing, valuation of shares and sources of funding for such investments and may in certain cases require prior notice to or approval from the Government of India. In addition, pursuant to amendments in 2020 to the FDI Policy and the FEMA rules, prior government approval will be required for any non-debt investment into India by non-resident entities from countries that share a land border with India or where the beneficial owner of such an investment is situated in or is a citizen of any such country, as well as for any transfer of any such proposed or existing non-debt investment, directly or indirectly, that would result in ownership by any such non-resident entity or beneficial owner. The list of land border countries includes Afghanistan, Bangladesh, Bhutan, the People’s Republic of China, Myanmar, Nepal and Pakistan. This approval requirement applies to investments in all sectors, including those that previously did not require such approval. Pursuant to further amendments in 2026 to the FDI Policy and the FEMA, the term “beneficial owner” has been defined and the requirement for prior approval has been limited to investments or transfers pursuant to which a citizen of a land border country or an entity incorporated or registered in a land border country holds or would hold, directly or indirectly, individually or cumulatively, independently or collectively, more than 10% of the shares, capital or profits of the investor entity incorporated or registered in a country other than a land border country, or exercises control over such investor entity, or exercises ultimate effective control over the investee entity in India. If we are deemed to be a non-resident entity or an entity with a beneficial owner restricted by these amendments, we will require prior government approval for investments in non-debt instruments in our direct and indirect Indian subsidiaries and group entities, including MMT India, as well as for any such proposed investments or acquisitions by us or our affiliates, including MMT India and affiliates which are not resident in India. Investments in our ordinary shares, including upon conversion of our Class B Shares or our 2028 Notes and 2030 Notes, and our Class B Shares would be deemed to be non-debt investments into our Indian subsidiaries, including MMT India. Accordingly, under the current FDI Policy and the FEMA rules, any proposed holder of our ordinary shares or our Class B Shares that is a non-resident entity from a country that shares a land border with India or where the beneficial owner of such an investment is situated in or is a citizen of any such country would need to have obtained prior government approval in India, and any holder or beneficial owner of our 2028 Notes and 2030 Notes that is a non-resident entity from a country that shares a land border with India or where the beneficial owner of such an investment is situated in or is a citizen of any such country will not be able to convert such notes into ordinary shares without such approval. The Government of India has made and may continue to make revisions to the FDI Policy and the FEMA rules, which may impose additional requirements with respect to any holder’s ability to acquire our ordinary shares, including upon conversion of our Class B Shares or our 2028 Notes and 2030 Notes, and/or requirements for acquisition of our ordinary shares or Class B Shares upon a transfer thereof. Further, under FEMA, we are generally restricted from lending to or borrowing from our Indian subsidiaries, and our Indian subsidiaries are generally restricted from lending or borrowing in foreign currencies, except to the extent permitted by the Reserve Bank of India under applicable laws and regulations and subject to the prescribed conditions. We are also required to complete FEMA filings with respect to past investments in order to make further investments in India. Under the FEMA, the Reserve Bank of India has the power to impose monetary penalties up to three times the value of a FEMA contravention where quantifiable, or up to two lakh rupees where the amount is not quantifiable, and where the contravention is a continuing one, further penalty which may extend to five thousand rupees for every day after the first day during which the contravention continues and confiscate the shares at issue.

In addition, the Government of India has made and may continue to make revisions to the FDI Policy on e-commerce in India, including in relation to business model, inventory, pricing and permitted services. Such changes may require us to make changes to our business in order to comply with Indian law.

Competition

The Competition Act regulates practices that have or likely to have an appreciable adverse effect on competition in India. The Competition Act is an act to prevent practices having adverse effect on competition, to promote and sustain competition in markets, to protect the interests of consumers and to ensure freedom of trade in India. The Competition Act deals with prohibition of (i) certain agreements such as anti-competitive agreements and (ii) abuse of dominant position and regulation of combinations. No enterprise or group shall abuse its dominant position in various circumstances as mentioned under the Competition Act. The prima facie duty of the CCI is to eliminate practices having adverse effect on competition, promote and sustain competition, protect interests of consumers and ensure freedom of trade. The CCI shall issue notice to show cause to the parties calling upon them to respond within 15 days in case it is of the opinion that there has been an appreciable adverse effect on competition in India. In case a person fails to comply with the directions of the CCI and Director General (as appointed under Section 16(1) of the Competition Act), he shall be punishable with penalty as defined under the Competition Act. The Competition (Amendment) Act, 2023 brings in numerous changes to the Competition Act aiming to strengthen the regulation and foster a business-friendly environment. The full impact of each of these regulations on the operations and plans of the Company is uncertain.

Information Technology Act, 2000

The IT Act provides legal recognition to electronic records, electronic/digital signatures and contracts formed through electronic means, establishes a framework for e-governance, and creates offences, remedies and enforcement mechanisms to address cybercrime and safeguard information security. The IT Act applies across India and extraterritorially to offences involving computer resources located in India, while excluding certain instruments and transactions listed in the first schedule of the IT Act (such as negotiable instruments other than cheques, a demand promissory note, or bill of exchange issued in favour of or endorsed by an entity regulated by Reserve Bank of India, National Housing Bank, Securities and Exchange Board of India, Insurance Regulatory and Development Authority of India and Pension Fund Regulatory and Development Authority, powers of attorney, trusts and wills. The compliance responsibilities extend to intermediaries and body corporates handling sensitive personal data, including due-diligence obligations, interception, monitoring and blocking directions, separate intermediary due-diligence and grievance-redressal norms are prescribed by rules issued under the IT Act. The penalties include compensation for unauthorized access/damage and for failure to protect sensitive personal data, imprisonment and fines for computer-related offences (e.g., identity theft, cheating by personation, privacy violations), and unauthorized access to protected systems, corporate and officer liability, confiscation.

The IT Security Rules addresses the processing of personal information (“PI”) and certain sensitive categories of PI called sensitive personal data or information (“SPDI”). The rules enlists directions for the disclosure, collection and transfer of sensitive personal data by a body corporate or any person acting on behalf of a body corporate. The IT Security Rules require every such body corporate or person who either on its own or on behalf of the body corporate receives, stores or handles PI and/or SPI to provide a privacy policy for handling of or dealing in personal information including SPDI and ensure that the same are available for view by such providers of information who has provided such information under lawful contract. While collecting information directly from the person concerned, the body corporate or any person on its behalf shall take such steps as are, in the circumstances, reasonable to ensure that the person concerned has knowledge of: (a) the fact that the information is being collected; (b) the purpose for which the information is being collected; (c) the intended recipients of the information; and (d) the name and address of the agency that is collecting the information and the agency that will retain the information. Such privacy policy must be published on its website. The IT Security Rules further require that all such personal data be used solely for the purposes for which it was collected and any third-party disclosure of such data is made with the prior consent of the information provider, unless contractually agreed upon between them or where such disclosure is necessary for compliance of a legal obligation mandated by law.

Information Technology (Intermediary Guidelines and Digital Media Ethics Code) Rules, 2021

The IT Intermediary and Digital Media Rules were notified under the IT Act, in supersession of the Information Technology (Intermediary Guidelines) Rules, 2011. The IT Intermediary and Digital Media Rules prescribe a framework for the regulation of content published online. They lay down the due diligence obligations of the intermediaries, require intermediaries to prominently publish rules and regulations, privacy policy and user agreement and require intermediaries to inform their users, of these details, at least once a year. In terms of the IT Intermediary and Digital Media Rules intermediaries are obligated to establish a grievance redressal mechanism and publish on contact details of the grievance officer on their website, mobile based application or both, as the case may be. It further requires intermediaries receiving, storing, transmitting or providing any service with respect to electronic messages to not knowingly host, publish, transmit, select or modify any information prohibited under the IT Intermediary and Digital Media Rules.

Dividend Payments

Dividends other than in cash are not permitted under Indian law. The declaration and payment of any dividends in the future will be recommended by the board of directors of MMT India and approved by the shareholders of MMT India at their discretion and would depend on a number of factors, including the financial condition, results of operations, capital requirements and surplus, contractual obligations, applicable Indian legal restrictions, the provisions of the articles of association, the terms of the credit facilities and other financing arrangements of MMT India at the time a dividend is considered and other factors considered relevant by the board of directors of MMT India. MMT India may also from time to time pay interim dividends. MMT India is required to withhold tax on any dividends paid by them at 20% (plus applicable surcharge and cess) under Indian domestic tax law or at beneficial rates available under the respective double taxation avoidance agreements, subject to the satisfaction of certain conditions.

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

MMT India may, before the declaration of any dividend in any financial year, transfer such percentage of profits for that financial year as MMT India may consider appropriate to the reserves of MMT India.

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

Notes:

(1)
MakeMyTrip Limited and ibibo Group respectively hold 63.6% and 36.4% of the issued shares in MMT India. The operating subsidiaries of MMT India are Bitla, Quest2Travel, Hotelcloud, Savaari, MMT UAE, Flamingo Transworld and Flamingo Travels. In March 2026, MMT India became the holding company of Flamingo Transworld following the acquisition of a majority equity interest in Flamingo Transworld. Consequently, Flamingo Travels, being a wholly-owned subsidiary of Flamingo Transworld, also became an indirect subsidiary of MMT India. Further, MMT India acquired 100% of the equity interest in MMT UAE from ibibo UAE in May 2025. MMT UAE incorporated MakeMyTrip Travel (Thailand) Co., Ltd. as a wholly-owned subsidiary in February 2026.
(2)
The operating subsidiaries of ibibo Group include ibibo Singapore and other insignificant subsidiaries. redBus India, which was formerly a key operating subsidiary of ibibo Group, merged into MMT India pursuant to the NCLT order dated December 19, 2025. In connection with such merger, Bitla (which was formerly a wholly-owned subsidiary of redBus India, became a wholly-owned subsidiary of MMT India. Certain wholly-owned subsidiaries that operate our redBus businesses outside India continue to be held by ibibo Group.
(3)
The ITC Group consists of ITC Bangkok and other insignificant subsidiaries.
(4)
The key operating subsidiary of TripMoney is BookMyForex.

D. Property, Plants and Equipment

Our principal executive office is located in Gurugram, India, which serves as the principal place of business for our MakeMyTrip and Goibibo operations. Our principal executive office covers approximately 170,212 square feet and is under lease. In addition, we lease approximately 55,780 square feet of office space in Bengaluru for our MakeMyTrip and Goibibo operations. Our redBus business is operated from managed serviced facilities leased by us in Bengaluru, India.

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

Overview

We are a leading travel service provider in India. Our technology platform enables transactions across a range of travel needs, empowering customers with seamless and integrated experiences. Our comprehensive suite of travel products and services includes air tickets, hotels and alternative accommodations, holiday packages, bus tickets, rail tickets, car hire, tours and attractions and ancillary services. We serve a broad and diverse customer base ranging from individuals to enterprises and SMBs. As of March 31, 2026, 88.9 million lifetime unique transacting customers have transacted on our platform since our inception across our key brands, being MakeMyTrip, Goibibo and redBus. Our customers can discover, compare, plan, book and manage a wide range of travel products and services through our digital-first, omni-channel distribution platform. Our MakeMyTrip, Goibibo and redBus mobile applications are available on Android and iOS.

We have an integrated presence across all major travel verticals and offer a comprehensive suite of travel and travel-related products and services, including air tickets, hotels and alternative accommodations, holiday packages, bus tickets, rail tickets, car hire, tours and attractions and add-on products across air, bus and rail bookings to enhance booking flexibility and customer experience. We offer foreign exchange, multi-currency prepaid forex cards and cross-border remittances through our subsidiary, BookMyForex, via our TripMoney platform. In addition, we facilitate access to travel credit and travel insurance products offered by third-party providers, as well as visa-processing services through our partnership with Atlys and other third parties. Our integrated offering supports cross-selling across categories, increases customer engagement and drives repeat usage and higher monetization. We had 35.7 million annual unique transacting customers on our platform, which included repeat customers who contributed to our repeat transaction rate of 78.4% in fiscal year 2026.

We operate an asset-light marketplace model, connecting travelers with a broad network of suppliers, including airlines, hotels, accommodation providers and ground transport operators. As of March 31, 2026, our platform provided customers with access to all major domestic and international airlines, more than 1.4 million hotels and alternative accommodations globally (including 0.1 million hotels and alternative accommodations with more than 1.6 million rooms in India), more than 200,000 tours and attractions across more than 1,090 cities in 139 countries, more than 8,000 private bus operators globally and 25 State Road Transport Corporations in India, rail tickets on Indian Railways, outstation car hire services in more than 3,000 cities and towns in India, and ancillary travel products and services.

Our product and service offerings across customer-facing interfaces, distribution channels and supplier-facing systems are powered by our AI-supported, integrated technology platform that is designed to promote scale, supply aggregation, personalization and customer convenience.

Outside India, we have a growing presence in the UAE, where we offer localized travel products and services such as air ticketing and hotels. In addition, redBus has a presence in Latin America (in Peru and Colombia) and Southeast Asia (in Malaysia, Singapore, Indonesia, Cambodia and Vietnam). We also have a presence in Southeast Asia through Luxury Tours and ITC Group and in the United States through MMT USA. In 2026, we launched a Saudi Arabia-focused platform, including our dedicated MakeMyTrip KSA website and mobile application, to expand our presence in Saudi Arabia.

Our platform is supported by our strong and established brands, sizeable and engaged customer base, advanced technology and deep execution capabilities. Our MakeMyTrip, Goibibo and redBus brands address distinct customer groups and price points, which has enabled us to build a broad and engaged customer base.

Key Operating Metrics

Our operating results are affected by certain key metrics that represent overall transaction activity and subsequent financial performance generated by our travel services and products. The key metrics which are critical in determining the ongoing growth of our business are Gross Bookings, Adjusted Margin and Adjusted Margin %.

Gross Bookings represents total value of all travel services and products, net of cancellations, booked by our customers through us and generally includes taxes, fees and other charges.

Adjusted Margin represents IFRS revenue after adding back customer inducement costs recorded as a reduction of revenue, and deducting service costs primarily relating to sales to customers where we act as the principal, for the relevant segment.

Adjusted Margin % is defined as Adjusted Margin as a percentage of Gross Bookings and represents the commissions, fees, incentive payments and other amounts earned in our businesses. We follow Adjusted Margin % trends closely across our various lines of business to gain insight into the profitability of our various businesses.

Revenue from our air ticketing business, other than air tickets sold as part of holiday packages, is accounted for on a “net” basis (representing the commissions, incentive payments, fees and incentives and convenience fees we earn) and recognized at the time of issuance of air tickets. We account for our air ticketing revenue in this manner as we typically act as an agent and do not assume any performance obligation after the confirmation of the issuance of tickets.

Revenue from our hotels and packages business generally represents the total amount paid by our customers for these products and services. Revenue from air tickets sold as part of packages is included in our hotels and packages revenue. In our hotels and packages business, we earn revenue from: (i) the sale of standalone hotel room nights, for which we generally earn commissions; and (ii) the sale of holiday packages (including air tickets, hotel room nights, car bookings, and tours and attractions sold as part of holiday packages), for which we generally receive the total amount paid by our travelers for these products and services.

Income from standalone hotel reservations including commission earned is recognized on a “net” basis as an agent on the date of check-in as the performance obligation is satisfied by us on the date of check-in by the traveler. Our hotels and packages revenue also includes commissions we earn as an agent from other OTAs and aggregators from whom we procure hotel rooms for our travelers for most of the hotels outside India. Income from hotels and packages includes amounts received from hotel suppliers against online promotions of hotel brands on our platform.

Income from holiday packages (including air tickets, hotel room nights, car bookings, and tours and attractions sold as part of packages) is accounted for on a “gross” basis (representing the total amount paid by our travelers for these travel products and services) as we control the services before such services are transferred to the traveler.

Revenue from bus ticketing includes commissions or fees earned from the sale of bus tickets, including from bus operators. We also earn convenience fees from travelers and receive commissions from aggregators from whom we source inventory for certain bus tickets, when their inventory is booked through our platform. Revenue from bus ticketing is recognized on a “net” basis as an agent. During the quarter ended March 31, 2025, we began recognizing bus ticketing revenue at the time of issuance of bus tickets due to changes in underlying arrangements with our suppliers. Previously, we recognized bus ticketing revenue on the date of the bus journey.

Our other revenue primarily comprises: (i) third-party advertising on our platform and brand alliance fees (ii) fees for the booking of car hire services through our subsidiary, Savaari, which are recognized on a “gross” basis, (iii) fees for the booking of rail tickets, car hire from third-party suppliers, tours and attractions and ancillary travel requirements such as facilitating access to third-party travel and other travel assurance products, and (iv) foreign currency exchange and visa related services.

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

The following table sets forth our unit metrics, Adjusted Margin, Gross Bookings, Adjusted Margin % for our air ticketing business, hotels and packages business, bus ticketing business and others business and Annual Unique Transacting Customers during last three fiscal years.

	Fiscal Year Ended March 31,
	2024	2025	2026
	(in thousands, except percentages)
Unit Metrics
Air Ticketing - Flight segments(1)	51,145	58,701	59,057
Hotels and Packages - Room nights(2)	31,111	37,000	43,528
Standalone Hotels - Room nights(3)	30,195	36,039	42,540
Bus Ticketing - Bus tickets(9)	86,815	106,483	141,482

Adjusted Margin(4)
Air Ticketing(5)	$317,669	$373,092	$407,078
Hotels and Packages	348,880	429,477	476,802
Bus Ticketing	102,125	130,967	163,878
Others	48,751	72,026	94,899

Gross Bookings(6)
Air Ticketing(5)	$4,942,404	$5,867,918	$5,830,789
Hotels and Packages	1,985,210	2,417,425	2,661,077
Bus Ticketing	1,026,807	1,249,564	1,602,407
Other Transport Services(8)	—	268,240	296,569
	7,954,421	9,803,147	10,390,842

Adjusted Margin %(7)
Air Ticketing(5)	6.4%	6.4%	7.0%
Hotels and Packages	17.6%	17.8%	17.9%
Bus Ticketing	9.9%	10.5%	10.2%

Annual Unique Transacting Customers(10)	28,000	31,800	35,700

Notes:

(1)
“Flight segments” means a flight between two cities, including flights booked as part of a longer itinerary or a package, and is reported net of cancellations.
(2)
“Hotels and Packages – Room nights” refers to the number of room nights booked on a standalone basis and as part of a package that includes elements of travel and accommodation services booked through our online and offline channels.

“Room nights” refers to the total number of hotel rooms occupied by a customer or group, multiplied by the number of nights/days that such customer or group occupies those rooms, and is presented net of cancellations.

(3)
“Standalone Hotels – Room nights” refers to the number of room nights booked through our online and offline channels on a standalone basis (excluding room nights booked as part of a package that includes elements of travel and accommodation services).
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

The following table reconciles our revenue (an IFRS measure) to Adjusted Margin (a segment profitability measure) for the periods indicated:

	Air Ticketing			Hotels and Packages
	Fiscal Year Ended March 31,			Fiscal Year Ended March 31,
	2024	2025	2026	2024	2025	2026
	(in thousands)
Revenue as per IFRS	$201,246	$241,529	$239,948	$435,542	$520,411	$533,063
Add: Customer inducement costs recorded as a reduction of revenue	116,423	131,563	167,130	123,695	155,616	184,602
Less: Service cost	—	—	—	210,357	246,550	240,863
Adjusted Margin	$317,669	$373,092	$407,078	$348,880	$429,477	$476,802

	Bus Ticketing			Others
	Fiscal Year Ended March 31,			Fiscal Year Ended March 31,
	2024	2025	2026	2024	2025	2026
	(in thousands)
Revenue as per IFRS	$92,693	$119,361	$145,271	$53,043	$97,035	$125,709
Add: Customer inducement costs recorded as a reduction of revenue	9,432	11,606	18,607	440	2,789	2,178
Less: Service cost	—	—	—	4,732	27,798	32,988
Adjusted Margin	$102,125	$130,967	$163,878	$48,751	$72,026	$94,899

(5)
Excludes flight segments booked as a component of bookings for our Hotels and Packages segment.
(6)
Gross Bookings represents total value of all travel services and products, net of cancellations, booked by our customers through us and generally includes taxes, fees and other charges.
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
(10)
“Annual unique transacting customers” refers to the number of unique individual customers who booked travel products and services through our key brands (MakeMyTrip, Goibibo and redBus) in India during the relevant fiscal year, net of cancellations. This excludes enterprise and SMB customers and travel agents.

Factors Affecting Our Results of Operations

Trends and changes in the Indian economy and travel industry

Our financial results are driven by trends and changes in the Indian economy and travel industry, particularly the Indian online travel industry. The Indian travel market continues to offer a significant long-term opportunity, supported by favorable structural drivers including rising propensity to travel, growing digital adoption and continued migration of travel discovery, booking and payments to online channels. MakeMyTrip was one of the earliest online travel agents in India and has grown alongside the shift of travel discovery and booking from offline channels to digital interfaces. Our platform has become a trusted digital interface through which a broadening base of Indian customers research, compare and book travel. We offer a comprehensive suite of travel and travel-related products and services across our platform, enabling customers to discover, compare, plan, book and manage multiple components of their travel needs within a single ecosystem with convenience and efficiency. Our integrated, digital-first omni-channel distribution platform, including our mobile applications, enables broad customer reach, diversified demand streams, and capital-efficient customer acquisition and growth.

We plan to expand our platform to customers beyond metropolitan cities to Tier II and Tier III cities in India. During the quarter ended March 31, 2026, Myra engaged in over 54,000 daily conversations across multiple Indian languages and English, of which more than 60% originated from Tier II and Tier III cities in India. For example, the growth in our bus ticketing business has contributed to our ability to cross-sell our ground transportation offerings to customers, as it complements our domestic air ticketing business and facilitates intercity travel to and from Tier II and Tier III cities in India.

Customer growth, engagement and cross-selling on our platform

Our growth is driven by our ability to increase transacting customers and deepen engagement through higher transaction frequency and repeat usage, with the aim of deepening participation across the connected travel journey. Our products and services include air tickets, hotels, packages, bus tickets, rail tickets, car hire, and tours and attractions, enabling customers to discover, compare, plan, book and manage multiple components of their travel needs within a single ecosystem. 50.9% of customers who booked hotels through our key brands (MakeMyTrip, Goibibo and redBus) during the last 12 months also booked either flights, holiday packages or ground transportation through our key brands in fiscal year 2026.

Our customer-centric approach is built around delivering convenience, choice and support across the travel lifecycle, from discovery and planning to booking and post-booking services. See “Item 4. Information on the Company — B. Business Overview — Our Competitive Strengths — Our Customer-Centric Approach”. We use data on customer preferences, travel behavior, search intent and price sensitivity generated across our platform to improve search relevance, personalization and post-booking support. Improved customer experience leads to enhanced engagement, repeat transactions and attachment rates, driving more customers to our platform. Our repeat transaction rate was 78.4% in fiscal year 2026. Each annual unique transacting customer made an average of 4.2 transactions on our platform (net of cancellations) in fiscal year 2026. Our integrated platform drives cross-selling, improved retention and higher customer lifetime value, and has contributed to an increase in our annual unique transacting customers from 31.8 million in fiscal year 2025 to 35.7 million in fiscal year 2026.

Our supplier base

We operate an asset-light marketplace model that relies on various suppliers of travel products and services. As of March 31, 2026, our platform provided customers with access to all major domestic and international airlines, more than 1.4 million hotels and alternative accommodations (including 0.1 million in India), more than 200,000 tours and attractions across more than 1,090 cities in 139 countries, more than 8,000 private bus operators in India, Southeast Asia and Latin America, rail tickets on Indian Railways, outstation car hire services in more than 3,000 cities and towns in India, and ancillary travel products and services such as travel assurance products, add-on services, foreign exchange, prepaid forex cards, cross-border remittances, visa-processing services and related financial services for travelers.

We rely on our broad supplier network to enable us to offer a wide range of travel products and services to customers across geographies and price points. Having strong relationships with travel suppliers supports our platform growth and improves our inventory availability and pricing competitiveness. As demand and transaction volumes on our platform increase, our platform becomes more attractive to airlines, hotels, bus operators and other travel suppliers. Greater supplier participation improves the breadth and depth of inventory, availability and pricing options across travel categories. This gives customers more choice and better value, which improves customer conversion and repeat customer demand, further strengthening our value proposition to suppliers.

Changes in business mix and Adjusted Margin %

Our air ticketing, hotels and packages and bus ticketing segments have different Adjusted Margin %. Accordingly, changes in revenue contribution from each business segment would have an impact on our Adjusted Margin and profitability. Our hotels and packages business generally yields higher Adjusted Margin % than our air ticketing and bus ticketing segments, reflecting the greater value add and complexity of these services. Accordingly, we are focused on expanding our hotels and packages business to increase our revenue contribution from this segment. For example, in March 2026, we acquired a majority stake in Flamingo Transworld, a group holiday packages business offering curated domestic and international group tours across several Indian states.

Investments in technology and enhancements to our AI capabilities

We have invested in our technology platform to support customer engagement, product innovation and evolving business requirements. We deploy AI across various parts of our business, including customer service

(such as voice-based agents), and search and personalization, to improve efficiency, user experience and monetization. Myra, our multilingual, agentic trip-planning assistant built on advanced generative AI technologies, enables customers to interact with our platform in a more intuitive and conversational manner and provides curated booking selections for flights, accommodation and holiday packages through conversational interactions. We also leverage AI, built on a large corpus of travel-intent data generated by our customers, to power searches and bookings, personalized recommendations, itinerary planning and post-booking support. These technology investments have also contributed to our improved operating efficiency. In the last three years, our employee benefits expense has declined as a percentage of total income. This demonstrates the efficacy and scalability of our business model, which enables us to support increasing Gross Bookings without a proportionate increase in employee benefits expense.

We expect to continue investing in technology as we enhance the capabilities of our platform, develop new products and features and respond to evolving customer expectations and competitive dynamics. These ongoing infrastructure investments are necessary to maintain system performance and availability as transaction volumes and product complexity increase, and accordingly affect our capital expenditure and operating costs. See “Item 4. Information on the Company — B. Business Overview —Our Growth Strategies — Further invest in technology and enhance our AI capabilities.”

Marketing and branding initiatives

We invest in marketing and brand awareness initiatives to enhance our brand strength and acquire new customers. The strength of our established MakeMyTrip, Goibibo and redBus brands has been developed through sustained investment in customer experience, technology, service quality and marketing initiatives. Our MakeMyTrip, Goibibo and redBus brands address distinct traveler categories, use cases and price points across the Indian travel ecosystem. Our multi-brand architecture allows us to achieve broad market coverage while preserving distinct brand identities and supporting customer acquisition, retention, engagement and monetization across travel categories.

We incur selling expenses associated with search engine marketing, referrals from meta-search and travel research websites. In addition, we incur costs associated with customer inducement and acquisition programs, including cash incentives and select loyalty program incentive promotions, which we offer from time to time on various booking platforms. Such customer inducement costs for acquiring customers and promoting transactions, including upfront cash incentives and select loyalty program costs, when incurred are recorded as a reduction or deferral of revenue. When the incentives offered to the traveler are higher than the income earned from the customers, the excess (i.e., the incentive given to a traveler less income earned from the customers) on an individual transaction basis is classified under marketing and sales promotion expenses. We may also increase our marketing and sales promotion expenses as a result of our expansion into new markets and such expenses may not be offset by increased revenue particularly at the initial commencement of business in these new markets

We intend to continue investing in marketing and brand awareness initiatives and customer acquisition programs to improve conversion, strengthen engagement and build long-lasting customer relationships.

Seasonality

Our business is subject to seasonal variations. We tend to experience higher revenues from our hotels and packages segment in the second and fourth calendar quarters of each year, which coincide with the summer holiday travel season and the year-end holiday travel season for our customers in India and other markets. In our air ticketing segment, we may have higher revenues in a particular quarter arising out of periodically discounted sales of tickets by our suppliers. Our bus ticketing business is less impacted by seasonality.

Exchange rate fluctuations

The presentation currency of our financial statements is the US dollar. However, the functional currency of our subsidiaries in India is the Indian Rupee. We generate a substantial portion of our revenue in Indian Rupees and substantially all of our costs are borne in Indian Rupees. A majority of our assets and liabilities are also denominated in Indian Rupees.

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

In the past few years, there have been periods of weakness in the Indian Rupee compared to the US dollar. In fiscal year 2026, the average value of the Indian Rupee depreciated 4.5% against the US dollar as compared to the average value of the Indian Rupee in fiscal year 2025. In fiscal year 2025, the average value of the Indian Rupee depreciated 2.1% against the US dollar as compared to the average value of the Indian Rupee in fiscal year 2024. A 10.0% appreciation of the US dollar against the Indian Rupee as of March 31, 2026, assuming all other variables remained constant, would have decreased our profit for fiscal year 2026 by $22.6 million. Similarly, a 10.0% depreciation of the US dollar against the Indian Rupee as of March 31, 2026, assuming all other variables remained constant, would have increased our profit for fiscal year 2026 by $22.6 million.

Our Revenue, Service Cost and Expenses

Revenue

We operate an asset-light marketplace model, connecting travelers with a broad network of suppliers, including airlines, hotels, accommodation providers and bus operators. Our business model requires us to act as either an “agent” or the “principal” for the products and services we sell:

•
For our air ticketing (other than air tickets sold as part of a package), standalone hotel reservations, bus ticketing, rail ticketing and others businesses (excluding car bookings through our subsidiary, Savaari), we recognize revenue on a “net” basis (i.e., the amount billed to a traveler less the amount paid to a supplier), as the supplier is primarily responsible for providing the underlying travel services and we do not control the service provided by the supplier to the traveler. We facilitate the transaction for a commission. As we do not assume any performance obligation relating to the service, income from the sale of these travel products and services is recognized as an agent on a net commission earned basis. We offer promotional offers and incentives based on competitive dynamics from time to time and in order to encourage a higher number of travelers to utilize our platform.
•
For our holiday packages (including air tickets, hotel room nights, car bookings, and tours and attractions sold as part of packages) and car bookings through our subsidiary, Savaari, we recognize revenue on a “gross” basis as we act as the principal and control the services before such services are transferred to the traveler. Revenue is accounted for on a “gross” basis and represents the total amount paid by travelers for these travel services and products, while our cost of procuring the relevant services and products for sale to travelers is classified as service cost. See “– Critical Accounting Policies – Revenue Recognition”.

Due to these differing approaches in revenue recognition, we evaluate our financial performance using Adjusted Margin, a non-IFRS segment profitability measure that reflects the value addition of the travel services we provide to our travelers. For further information, see “– Certain Key Performance Indicators and Non-IFRS Measures”.

Revenue is recognized net of cancellations, refunds, discounts, incentives and taxes. However, when the discounts and other incentives offered to the traveler are higher than the income earned from customers, the excess (i.e., the discount/incentive given to a traveler, less income earned from customers) on an individual transaction basis is classified under marketing and sales promotion expenses.

Below is a description of the key components of our revenue.

Air Ticketing. In our air ticketing business, our main sources of revenue are: (i) commissions from airline suppliers for tickets booked by travelers through our distribution channels; (ii) incentive payments from airline suppliers on the basis of performance targets agreed with the relevant airline; (iii) fees or incentives from our GDS service providers based on the volume of sales completed by us through the GDS; and (iv) convenience fees we charge our travelers for booking tickets through us. In addition, we also receive amounts from airline suppliers against online promotions on our platform. Revenue from our air ticketing business, other than air tickets sold as part of holiday packages, is accounted for as an agent on a “net” basis.

Hotels and Packages. In our hotels and packages business, we earn revenue from: (i) the sale of standalone hotel room nights, for which we generally earn commissions; and (ii) the sale of holiday packages (including air tickets, hotel room nights, car bookings, and tours and attractions sold as part of holiday packages), for which we generally receive the total amount paid by our travelers for these products and services.

Income from standalone hotel reservations, including commissions earned and convenience fees, is recognized on a “net” basis as an agent. Our hotels and packages revenue also includes commissions we earn as an agent from other OTAs and aggregators from whom we procure hotel rooms for our travelers for most of the hotels outside India. Income from hotels and packages includes amounts received from hotel suppliers against online promotions of hotel brands on our platform.

Income from holiday packages (including air tickets, hotel room nights, car bookings, and tours and attractions sold as part of packages) is accounted for on a “gross” basis (representing the total amount paid by our travelers for these travel products and services) as we control the services before such services are transferred to the traveler.

Bus ticketing. In our bus ticketing business, our main sources of revenue are commissions or fees earned from the sale of bus tickets, including from bus operators. We also earn convenience fees from travelers and receive commissions from aggregators from whom we source inventory for certain bus tickets, when their inventory is booked through our platform. Revenue from bus ticketing is recognized on a “net” basis as an agent.

Other Revenue. Our other revenue primarily comprises: (i) third-party advertising on our platform and brand alliance fees (ii) fees for the booking of car hire services through our subsidiary, Savaari, which are recognized on a “gross” basis, (iii) fees for the booking of rail tickets, car hire from third-party suppliers, tours and attractions and ancillary travel requirements such as facilitating access to third-party travel and other travel assurance products, and (iv) foreign currency exchange and visa related services.

Service Cost

Service cost primarily consists of amount paid to hotel and package suppliers for the acquisition of relevant services and products for sale to customers, and includes the procurement cost of airline tickets, hotel rooms and other local services such as sightseeing costs for packages and local transport costs. Service costs also include the costs of providing car bookings through our subsidiary, Savaari. Further, service costs does not include any component of personnel cost, depreciation or other operating costs.

Personnel Expenses

Personnel expenses primarily consist of wages, salaries and other short-term benefits, employee welfare expenses, contributions to mandatory retirement provident funds as well as other expenses related to the payment of post-employment and other long term benefits, and equity settled share based payment.

Marketing and Sales Promotion Expenses

Marketing and sales promotion costs comprise internet, television, radio and print media advertisement costs as well as event-driven promotion costs for our products and services. These costs include online video and display advertising on websites, television, print formats and any other media cost such as public relations and sponsorships. These costs also include selling expenses comprising search engine marketing, referrals from meta search and travel research websites. We also incur costs associated with customer inducements and acquisitions programs, including cash incentives and select loyalty program incentive promotions, which we offer from time to time on various booking platforms.

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

We have established certain loyalty programs, such as MMTBLACK and goTribe, to incentivize our customers to buy additional services in the future. Under such loyalty programs, the rewards awarded to a customer in a sales transaction represent incentives offered to such customers from value derived from the sales transaction.

These customer inducement costs are recorded as a reduction of revenue since these customer inducement costs are associated with our programs for acquiring customers and promoting transactions on our platform. While most of these customer inducement costs are recorded as a reduction in revenue, when the discounts and other incentives offered to the customer are higher than the income earned from such customer, the excess (i.e., the discount/incentive given to a traveler less income earned from the customers) on an individual transaction basis is classified under marketing and sales promotion expenses and not recorded as a reduction in revenue.

Other Operating Expenses

Other operating expenses primarily consist of, among other things, payment gateway and other charges, outsourcing expenses, website hosting charges, technology and maintenance, distribution costs, and legal and professional expenses.

Depreciation, Amortization and Impairment

Depreciation expense consists primarily of depreciation recorded on property, plant and equipment, such as computers, office equipment, furniture and fixtures, buildings (owned), buildings (right-of-use), leasehold improvements and motor vehicles. Amortization expense consists primarily of amortization recorded on intangible assets including technology-related development expenses, software and other intangible assets including customer relationship and brand/trade mark acquired in a business combination. Impairment expense consists of losses on account of certain intangibles assets no longer being used in business.

Finance Income and Costs

Finance income comprises interest income on term deposits measured at amortized cost, change in fair value of financial asset measured at fair value through profit or loss and other interest income.

Finance costs comprise interest expense on financial liabilities measured at amortized cost, change in carrying value of financial liabilities measured at amortized cost, change in fair value of financial liability measured at fair value through profit or loss, change in fair value of financial asset measured at fair value through profit or loss, foreign exchange losses (net), impairment losses on trade and other receivables, interest expense on lease liabilities and finance and other charges.

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

The Group provides travel products and services to leisure and corporate travelers in India and abroad. The revenue from rendering these services is recognized in the profit or loss upon transfer of control of promised services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those services. This is generally the case: 1) during the service period for tours and packages, 2) date of check-in for hotel booking business, 3) on the issuance of the ticket in the case of sale of airline tickets, 4) date of issuance of bus tickets, and 5) date of completion of trip in case of car bookings. The Group considers both the traveler and travel supplier to be its customers.

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

Income from other sources of the Group, primarily comprising advertising revenue, fees for facilitating access to its internet-based platforms to travel insurance companies and brand alliance fees are recognized as the services are performed as per the terms of the contracts with respective supplier.

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

In the event of cancellation of airline tickets, revenue recognized in respect of commissions earned by our company on such tickets is reversed and is netted off from the revenue earned during the fiscal period at the time the cancellation is made by the customers. The revenue from the sale of tours and packages and hotel reservations is recognized during the service period and check-in date respectively. Cancellations, if any, do not impact revenue recognition since revenue is recognized upon the availment of services by the customer.

Marketing and Sales Promotion Costs

Marketing and sales promotion costs comprise internet, television, radio and print media advertisement costs as well as event driven promotion cost for the Group’s products and services. These costs include online video and display advertising on websites, television, print formats and any other media cost such as public relations and sponsorships. These costs also include selling expenses comprising search engine marketing, referrals from meta search and travel research websites.

Additionally, the Group also incurs customer inducement costs for acquiring customers and promoting transactions across various booking platforms such as upfront cash incentives and select loyalty program costs. Such customer inducement costs for acquiring customers and promoting transactions across various booking platforms are recorded as a reduction / deferral of revenue. In addition, when the discount and other incentives offered to the traveler are higher than the income earned from the customers, the excess (i.e., the discount/incentive given to a traveler less income earned from the customers) on an individual transaction basis is classified under marketing and sales promotion expenses.

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

The cost of an acquisition is measured at the fair value of the identified assets -acquired, equity instruments issued and liabilities incurred or assumed at the date of acquisition, including contingent liabilities. The cost of acquisition also includes the fair value of contingent consideration and deferred consideration, if any. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognized in profit or loss.

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

Intangible assets acquired in a business combination are amortized on a straight-line basis over their estimated useful lives that reflect the expected pattern of consumption of the future economic benefits embodied in the asset. The estimated useful lives are as follows:

•	Technology related development costs	2-5 years
•	Software	3-5 years
•	Customer – related intangible assets (Customer Relationship)	7-10 years
•	Contract – related intangible assets (Non-Compete)	5-6 years
•	Marketing – related intangible assets (Brand / Trade Mark)	7-10 years
•	Others	1-2 years

Impairment

Non-financial assets

The carrying amounts of the Group’s non-financial assets, primarily property, plant and equipment, technology related development cost, advances to suppliers and other intangible assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested annually for impairment. An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assumptions of the time value of money and the risks specific to the asset or CGU. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Subject to an operating segment ceiling test, CGUs to which goodwill has been allocated are aggregated to that level at which impairment testing is performed, which reflects the lowest level at which goodwill is monitored for internal reporting purposes. Goodwill acquired in a business combination is allocated to the group of CGUs that are expected to benefit from the synergies of the combination.

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

Current income tax for our current and prior periods is measured at the amount expected to be recovered from or paid to the taxation authorities based on the taxable income for that period. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the reporting date.

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

Compound financial instruments

Compound financial instruments issued by us comprise the 2028 Notes and 2030 Notes which are denominated in USD that can be converted to ordinary shares at the option of the holder at any point of time till the date of mandatory conversion. The number of shares to be issued is fixed and is subject to certain adjustments in connection with a make-whole fundamental change or any conversion rate adjustments (in each case, as described in the indenture relating to the convertible notes) and does not vary with changes in fair value. The liability component of compound financial instruments is initially recognized at the fair value of a similar liability that does not have an equity conversion option. The equity component is initially recognized as the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not remeasured. Interest related to financial liability is recognized in profit or loss. In case of any change in estimate related to expectations or timing of repayment, new carrying amount of liability component is recalculated based on re-estimated cash flows discounted at the original effective rate and any difference in the carrying amounts is recognized in profit or loss.

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

	Fiscal Year Ended March 31,
	2024		2025		2026
	Amount	%	Amount	%	Amount	%
	(in thousands, except percentages)
Revenue	$782,524	100.0	$978,336	100.0	$1,043,991	100.0
Other income	770	0.1	317	0.03	2,043	0.2
Service cost	(215,089)	(27.5)	(274,348)	(28.0)	(273,851)	(26.2)
Personnel expenses	(147,587)	(18.9)	(160,065)	(16.4)	(158,834)	(15.2)
Marketing and sales promotion expenses	(123,304)	(15.8)	(165,324)	(16.9)	(176,268)	(16.9)
Other operating expenses	(204,833)	(26.2)	(231,905)	(23.7)	(253,260)	(24.3)
Depreciation, amortization and impairment	(27,267)	(3.5)	(27,122)	(2.8)	(27,846)	(2.7)
Results from operating activities	65,214	8.2	119,889	12.2	155,975	14.9
Finance income	24,365	3.1	28,256	2.9	27,149	2.6
Finance costs	3,307	0.4	(32,191)	(3.3)	(104,756)	(10.0)
Share of profit (loss) of equity- accounted investees	52	0.01	(64)	(0.01)	(2)	(0.0)
Profit (loss) before tax	92,938	11.7	115,890	11.8	78,366	7.5
Income tax benefit (expense)	123,805	15.8	(20,616)	(2.1)	(26,696)	(2.6)
Profit (loss) for the year	216,743	27.5	95,274	9.7	51,670	4.9

Fiscal Year 2026 Compared to Fiscal Year 2025

Revenue. We generated revenue of $1,044.0 million in the fiscal year 2026, an increase of 6.7% (10.7% in constant currency) over revenue of $978.3 million in the fiscal year 2025, primarily as a result of an increase of 2.4% (6.1% in constant currency) in revenue from our hotels and packages business, an increase of 21.7% (25.6% in constant currency) in revenue from our bus ticketing business, an increase of 29.6% (35.0% in constant currency) in revenue from our others business partially offset by a decrease of 0.7% (an increase of 3.3% in constant currency) in revenue from our air ticketing business, each as further described below.

Air Ticketing. Revenue from our air ticketing business decreased by 0.7% (an increase of 3.3% in constant currency) to $239.9 million in the fiscal year 2026, from $241.5 million in the fiscal year 2025. Our Adjusted Margin – Air ticketing increased by 9.1% (13.4% in constant currency) to $407.1 million in the fiscal year 2026, from $373.1 million in the fiscal year 2025. Adjusted Margin – Air ticketing includes customer inducement costs of $167.1 million in the fiscal year 2026 and $131.6 million in the fiscal year 2025, recorded as a reduction of revenue. The increase in revenue (in constant currency) from our air ticketing business and Adjusted Margin – Air ticketing was primarily due to an increase in gross bookings of 3.5% (in constant currency) primarily driven by a 0.7% increase in the number of air ticketing flight segments year over year (excluding flight segments booked as a component of bookings for our Hotels and Packages segment). Further, our Adjusted Margin % – Air ticketing increased to 7.0% in the fiscal year 2026 as compared to 6.4% in the fiscal year 2025.

Hotels and Packages. Revenue from our hotels and packages business increased by 2.4% (6.1% in constant currency) to $533.1 million in the fiscal year 2026, from $520.4 million in the fiscal year 2025. Our Adjusted Margin – Hotels and packages increased by 11.0% (15.7% in constant currency) to $476.8 million in the fiscal year 2026 from $429.5 million in the fiscal year 2025. Adjusted Margin – Hotels and packages includes customer inducement costs of $184.6 million in the fiscal year 2026 and $155.6 million in the fiscal year 2025, recorded as a reduction of revenue. The increase in revenue from our hotels and packages business and Adjusted Margin – Hotels and packages was primarily due to an increase in gross bookings by 10.1% (14.8% in constant currency) primarily driven by a 17.6% increase in the number of hotel-room nights in the fiscal year 2026 as compared to the fiscal year 2025. Our Adjusted Margin % – Hotels and packages increased marginally to 17.9% in the fiscal year 2026 as compared to 17.8% in the fiscal year 2025.

Bus Ticketing. Revenue from our bus ticketing business increased by 21.7% (25.6% in constant currency) to $145.3 million in the fiscal year 2026, from $119.4 million in the fiscal year 2025. During the quarter ended March 31, 2025, we began recognizing bus ticketing revenue at the time of issuance of bus tickets due to changes in underlying arrangements with our suppliers. Previously, we recognized bus ticketing revenue on the date of the bus journey. Our Adjusted Margin – Bus ticketing increased by 25.1% (29.3% in constant currency) to $163.9 million in the fiscal year 2026 from $131.0 million in the fiscal year 2025. Adjusted Margin – Bus ticketing includes customer inducement costs of $18.6 million in the fiscal year 2026 and $11.6 million in the fiscal year 2025, recorded as a reduction of revenue. The increase in revenue from our bus ticketing business and Adjusted Margin – Bus ticketing was due to an increase in gross bookings by 28.2% (32.9% in constant currency) driven by a 32.9% increase in the number of bus tickets year over year. Our Adjusted Margin % – Bus ticketing decreased to 10.2% in the fiscal year 2026 as compared to 10.5% in the fiscal year 2025.

Others. Revenue from our others business increased by 29.6% (35.0% in constant currency) to $125.7 million in the fiscal year 2026, from $97.0 million in the fiscal year 2025. Our Adjusted Margin – Others increased by 31.8% (37.1% in constant currency) to $94.9 million in the fiscal year 2026 from $72.0 million in the fiscal year 2025. Adjusted Margin – Others includes customer inducement costs of $2.2 million in the fiscal year 2026 and $2.8 million in the fiscal year 2025, recorded as a reduction of revenue. The increase in revenue from our others business and Adjusted Margin – Others was primarily led by growth in our ancillary services and other travel services.

Other Income. Other income was $2.0 million in the fiscal year 2026 and $0.3 million in the fiscal year 2025.

Service Cost. Service cost decreased by 0.2% to $273.9 million in the fiscal year 2026 from $274.3 million in the fiscal year 2025.

Personnel Expenses. Personnel expenses decreased marginally to $158.8 million in the fiscal year 2026 from $160.1 million in the fiscal year 2025, primarily due to the decrease in share-based compensation costs in the fiscal year 2026 as compared to the fiscal year 2025, offset by an annual wage increases effected in the quarter ended June 30, 2025.

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses increased by 6.6% to $176.3 million in the fiscal year 2026 from $165.3 million in the fiscal year 2025, primarily due to an increase in variable costs and discretionary expenditures such as expenses on events and brand building initiatives in response to the travel demand in India in the fiscal year 2026 as compared to the fiscal year 2025. Additionally, we incurred customer inducement costs recorded as a reduction of revenue of $372.5 million in the fiscal year 2026 and $301.6 million in the fiscal year 2025. The details are as follows:

	Fiscal year ended March 31,
	2025	2026
	(in thousands)
Marketing and sales promotion expenses	$165,324	$176,268
Customer inducement costs recorded as a reduction of revenue	301,574	372,517

Other Operating Expenses. Other operating expenses increased by 9.2% to $253.3 million in the fiscal year 2026 from $231.9 million in the fiscal year 2025, primarily due to an increase in operating expenses, including distribution costs and website hosting charges linked to an increase in bookings in the fiscal year 2026 as compared to the fiscal year 2025.

Depreciation, Amortization and Impairment. Our depreciation, amortization and impairment expenses marginally increased by 2.7% to $27.8 million in the fiscal year 2026 from $27.1 million in the fiscal year 2025.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities were a profit of $156.0 million in the fiscal year 2026 as compared to a profit of $119.9 million in the fiscal year 2025. Our Adjusted Operating Profit was $188.8 million in the fiscal year 2026 as compared to $167.3 million in the fiscal year 2025. For a description of the components and calculation of “Adjusted Operating Profit (Loss)” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Results from operating activities”, see “— Certain Key Performance Indicators and Non-IFRS Measures” elsewhere in this Annual Report.

Net Finance Costs. Our net finance cost was $77.6 million in the fiscal year 2026 as compared to net finance cost of $3.9 million in the fiscal year 2025, primarily due to an increase of $74.4 million in interest expense on financial liabilities measured at amortized cost related to our 2030 Notes and an increase of $27.8 million in foreign exchange losses in the fiscal year 2026 as compared to the fiscal year 2025, which was partially offset by a gain of $30.6 million due to a change in the carrying value of our 2028 Notes, measured at amortized cost, in the fiscal year 2026.

Income Tax Expense. Our income tax expense was $26.7 million in the fiscal year 2026 as compared to income tax expense of $20.6 million in the fiscal year 2025, primarily due to an increase in tax expense resulting from an increase in our taxable income, which was partially offset by a reversal of deferred tax liabilities in the fiscal year 2026.

Profit for the Year. As a result of the foregoing factors, our profit for the fiscal year 2026 was $51.7 million as compared to $95.3 million in the fiscal year 2025. Our Adjusted Net Profit (Loss) Before Tax was $170.9 million in the fiscal year 2026 as compared to $178.2 million in the fiscal year 2025. For a description of the components and calculation of “Adjusted Net Profit (Loss) Before Tax ” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Profit (loss) for the year”, see “—Certain Key Performance Indicators and Non-IFRS Measures” elsewhere in this Annual Report.

Diluted Earnings per Share for the Year. As a result of the foregoing factors, diluted earnings per share was $0.36 in the fiscal year 2026 as compared to $0.83 in the fiscal year 2025. Our Adjusted Diluted Earnings per Share remained the same at $1.56 in the fiscal year 2026 and in the fiscal year 2025. For a description of the components and calculation of “Adjusted Diluted Earnings (Loss) per Share” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Diluted earnings (loss) per share for the year”, see “—Certain Key Performance Indicators and Non-IFRS Measures” elsewhere in this Annual Report.

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

Bus Ticketing. Revenue from our bus ticketing business increased by 28.8% (31.1% in constant currency) to $119.4 million in the fiscal year 2025, from $92.7 million in the fiscal year 2024. During the quarter ended March 31, 2025, we began recognizing bus ticketing revenue at the time of issuance of bus tickets due to changes in underlying arrangements with our suppliers. Previously, we recognized bus ticketing revenue on the date of the bus journey. Our Adjusted Margin – Bus ticketing increased by 28.2% (30.6% in constant currency) to $131.0 million in the fiscal year 2025 from $102.1 million in the fiscal year 2024. Adjusted Margin – Bus ticketing includes customer inducement costs of $11.6 million in the fiscal year 2025 and $9.4 million in the fiscal year

2024, recorded as a reduction of revenue. The increase in revenue from our bus ticketing business and Adjusted Margin – Bus ticketing was due to an increase in gross bookings by 21.7% (24.3% in constant currency) driven by a 22.7% increase in the number of bus tickets year over year, primarily due to the robust travel demand in India in the fiscal year 2025 as compared to the fiscal year 2024. Our Adjusted Margin % – Bus ticketing increased marginally to 10.5% in the fiscal year 2025 as compared to 9.9% in the fiscal year 2024.

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

Net Finance Income (Costs). Our net finance cost was $3.9 million in the fiscal year 2025 as compared to net finance income of $27.7 million in the fiscal year 2024, primarily due to a gain of $30.6 million due to the change in carrying value of our 2028 Notes, measured at amortized cost, in the quarter ended March 31, 2024 and an increase in net foreign exchange loss of $5.8 million in the fiscal year 2025, primarily due to an increase in unrealized foreign exchange losses resulting from translations of monetary assets and liabilities from US dollars to Indian Rupees as at March 31, 2025 as compared to March 31, 2024, partially offset by an increase of $3.2 million in interest income on term deposits in the fiscal year 2025 as compared to the fiscal year 2024.

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

Profit for the Year. As a result of the foregoing factors, our profit for the fiscal year 2025 was $95.3 million as compared to $216.7 million in the fiscal year 2024. Our Adjusted Net Profit Before Tax was $178.2 million in the fiscal year 2025 as compared to $137.2 million in the fiscal year 2024. For a description of the components and calculation of “Adjusted Net Profit (Loss) Before Tax” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Profit (loss) for the year”, see “—Certain Key Performance Indicators and Non-IFRS Measures” elsewhere in this Annual Report.

Diluted Earnings per Share for the Year. As a result of the foregoing factors, diluted earnings per share was $0.83 in the fiscal year 2025 as compared to $1.74 in the fiscal year 2024. Our Adjusted Diluted Earnings per Share was $1.56 in the fiscal year 2025 as compared to $1.22 in the fiscal year 2024. For a description of the components and calculation of “Adjusted Diluted Earnings (Loss) per Share” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Diluted earnings (loss) per share for the year”, see “—Certain Key Performance Indicators and Non-IFRS Measures” elsewhere in this Annual Report.

Certain Key Performance Indicators and Non-IFRS Measures

We refer to certain non-IFRS measures in various places within this Annual Report, including “Adjusted Operating Profit (Loss)”, “Adjusted Net Profit (Loss) Before Tax”, “Adjusted EBITDA”,“Adjusted Diluted Earnings (Loss) per Share”, “Free Cash Flow” and constant currency results.

We evaluate our financial performance in each of our reportable segments based on our key performance indicators, Adjusted Margin and Adjusted Margin %, which are non-IFRS measures and segment profitability measures. Adjusted Margin represents IFRS revenue after adding back customer inducement costs recorded as a reduction of revenue, and deducting service costs primarily relating to sales to customers where we act as the principal, for the relevant segment. Adjusted Margin % represents Adjusted Margin as a percentage of Gross Bookings.

As certain parts of our revenues are recognized on a “net” basis when we are acting as an agent, and other parts of our revenue are recognized on a “gross” basis when we are acting as the principal, we evaluate our financial performance in each of our reportable segments based on Adjusted Margin, which is a non-IFRS measure and a segment profitability measure, as we believe that Adjusted Margin reflects the value addition of the travel services that we provide to our customers. For our air ticketing (other than air tickets sold as part of a package), standalone hotel reservations, bus ticketing, rail ticketing and others businesses (excluding car bookings through our subsidiary, Savaari), we recognize revenue on a “net” basis (i.e., the amount billed to a traveler less the amount paid to a supplier), as the supplier is primarily responsible for providing the underlying travel services and we do not control the service provided by the supplier to the traveler. For our holiday packages (including air tickets, hotel room nights, car bookings, and tours and attractions sold as part of packages) and car bookings through our subsidiary, Savaari, we recognize revenue on a “gross” basis as we act as the principal and control the services before such services are transferred to the traveler.

We also refer to Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) Before Tax, Adjusted EBITDA, Adjusted Diluted Earnings (Loss) per Share and Free Cash Flow which are non-IFRS measures and most directly comparable to results from operating activities, profit (loss) for the year, diluted earnings (loss) per share for the year and net cash generated from operating activities, each of which is an IFRS measure. We use financial measures that exclude share-based compensation costs, amortization of acquired intangibles, depreciation, amortization and impairment, gain on discontinuation of equity-accounted investment, impairment provision for non-financial assets, net change in value of financial liability relating to acquisitions, change in fair value of financial asset measured at fair value through profit or loss (FVTPL), share of loss (profit) of equity-accounted investees, finance costs, finance income, gain on change in carrying value of financial liabilities measured at amortized cost, interest expense on financial liabilities measured at amortized cost and income tax expense (benefit) for our internal management reporting, budgeting and decision-making purposes, including comparing our operating results to that of our competitors.

A limitation of using Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) Before Tax, Adjusted EBITDA, Adjusted Diluted Earnings (Loss) per Share and Free Cash Flow instead of results from operating activities, profit (loss) for the year, diluted earnings (loss) per share for the year and net cash generated from operating activities calculated in accordance with IFRS as issued by the IASB is that these non-IFRS financial measures exclude certain recurring costs. For example:

•
Adjusted EBITDA excludes charges such as depreciation, amortization and impairment, and share-based compensation costs;
•
Adjusted Net Profit (Loss) Before Tax excludes, among others, share-based compensation costs and acquisition related intangibles amortization; and
•
Free Cash Flow does not reflect the impact of equity or debt raises or repayment of debt or dividends paid.

Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) Before Tax, Adjusted EBITDA, Adjusted Diluted Earnings (Loss) per Share and Free Cash Flow. Because of varying available valuation methodologies and subjective assumptions that companies can use when applying IFRS 2 “Share based payment,” management believes that providing non-IFRS measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies.

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

We believe that our current calculations of Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) Before Tax, Adjusted EBITDA, Adjusted Diluted Earnings (Loss) per Share, Free Cash Flow, Adjusted Margin, Adjusted Margin % and constant currency results represent a balanced approach to adjusting for the impact of certain discrete, unusual or non-cash items and other items such as customer inducement costs in the nature of customer incentives, customer acquisition costs and loyalty program costs, which we believe are representative of our operating results and provide useful information to investors and analysts. We believe that investors and analysts in our industry use these non-IFRS measures and key performance indicators to compare our company and our performance to that of our global peers.

However, the presentation of these non-IFRS measures and key performance indicators is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures and key performance indicators may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation. The IFRS measures that are most directly comparable to Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) Before Tax, Adjusted EBITDA, Adjusted Diluted Earnings (Loss) per share and Free Cash Flow are results from operating activities, profit (loss) for the year, diluted earnings (loss) per share for the year and net cash generated from operating activities.

Reconciliation of IFRS to Non-IFRS Financial Measures and Key Performance Indicators

The following table reconciles our revenue (an IFRS measure) to Adjusted Margin (a segment profitability measure) for the periods indicated:

	Air Ticketing			Hotels and Packages			Bus Ticketing			Others
	Fiscal Year Ended March 31,			Fiscal Year Ended March 31,			Fiscal Year Ended March 31,			Fiscal Year Ended March 31,
	2024	2025	2026	2024	2025	2026	2024	2025	2026	2024	2025	2026
	(in thousands)
Revenue as per IFRS	$201,246	$241,529	$239,948	$435,542	$520,411	$533,063	$92,693	$119,361	$145,271	$53,043	$97,035	$125,709
Add: Customer inducement costs recorded as a reduction of revenue	116,423	131,563	167,130	123,695	155,616	184,602	9,432	11,606	18,607	440	2,789	2,178
Less: Service cost	—	—	—	210,357	246,550	240,863	—	—	—	4,732	27,798	32,988
Adjusted Margin	$317,669	$373,092	$407,078	$348,880	$429,477	$476,802	$102,125	$130,967	$163,878	$48,751	$72,026	$94,899

The following table reconciles our revenue (an IFRS measure) to Adjusted Margin (a segment profitability measure) in terms of reported amount and constant currency amount for the periods indicated:

	Fiscal year ended March 31, 2026
	Revenue					Adjusted Margin
Reported Amount and Constant Currency Amount	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
	(in thousands)
Reported Amount	$239,948	$533,063	$145,271	$125,709	$1,043,991	$407,078	$476,802	$163,878	$94,899
Impact of Foreign Currency Translation	9,602	19,071	4,675	5,251	38,599	15,980	20,122	5,404	3,866
Constant Currency Amount	$249,550	$552,134	$149,946	$130,960	$1,082,590	$423,058	$496,924	$169,282	$98,765

	Fiscal year ended March 31, 2025
	Revenue					Adjusted Margin
Reported Amount and Constant Currency Amount	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
	(in thousands)
Reported Amount	$241,529	$520,411	$119,361	$97,035	$978,336	$373,092	$429,477	$130,967	$72,026
Impact of Foreign Currency Translation	4,769	9,866	2,158	1,983	18,776	7,216	8,925	2,407	1,446
Constant Currency Amount	$246,298	$530,277	$121,519	$99,018	$997,112	$380,308	$438,402	$133,374	$73,472

	Fiscal year ended March 31, 2024
	Revenue					Adjusted Margin
Reported Amount and Constant Currency Amount	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
	(in thousands)
Reported Amount	$201,246	$435,542	$92,693	$53,043	$782,524	$317,669	$348,880	$102,125	$48,751
Impact of Foreign Currency Translation	5,837	11,982	2,751	1,402	21,972	9,065	10,590	3,046	1,416
Constant Currency Amount	$207,083	$447,524	$95,444	$54,445	$804,496	$326,734	$359,470	$105,171	$50,167

The following tables reconcile our revenue (an IFRS measure) and Adjusted Margin (a segment profitability measure) in terms of reported growth and constant currency growth for the periods indicated:

	Fiscal year ended March 31, 2026
	Revenue					Adjusted Margin
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Growth	-0.7%	2.4%	21.7%	29.6%	6.7%	9.1%	11.0%	25.1%	31.8%
Impact of Foreign Currency Translation	4.0%	3.7%	3.9%	5.4%	4.0%	4.3%	4.7%	4.2%	5.3%
Constant Currency Growth	3.3%	6.1%	25.6%	35.0%	10.7%	13.4%	15.7%	29.3%	37.1%

	Fiscal year ended March 31, 2025
	Revenue					Adjusted Margin
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Growth	20.0%	19.5%	28.8%	82.9%	25.0%	17.4%	23.1%	28.2%	47.7%
Impact of Foreign Currency Translation	2.4%	2.3%	2.3%	3.8%	2.4%	2.3%	2.6%	2.4%	3.0%
Constant Currency Growth	22.4%	21.8%	31.1%	86.7%	27.4%	19.7%	25.7%	30.6%	50.7%

	Fiscal year ended March 31, 2024
	Revenue					Adjusted Margin
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Growth	36.2%	29.0%	23.8%	62.3%	32.0%	13.4%	34.3%	32.1%	43.0%
Impact of Foreign Currency Translation	3.9%	3.5%	3.7%	4.3%	3.7%	3.3%	4.1%	4.0%	4.2%
Constant Currency Growth	40.1%	32.5%	27.5%	66.6%	35.7%	16.7%	38.4%	36.1%	47.2%

The following table reconciles our results from operating activities (an IFRS measure) to Adjusted Operating Profit (Loss) (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Operating Profit (Loss)	Fiscal Year Ended March 31,
	2024	2025	2026
	(in thousands)
Results from operating activities as per IFRS	$65,214	$119,889	$155,975
Add: Acquisition related intangibles amortization	11,988	11,415	11,168
Add: Employee share-based compensation costs	36,963	36,018	22,976
Less: Gain on discontinuation of equity accounted investment	—	—	(1,361)
Add: Impairment provision for non-financial assets	10,047	—	—
Adjusted Operating Profit (Loss)	$124,212	$167,322	$188,758

The following table reconciles our profit (loss) for the year (an IFRS measure) to Adjusted Net Profit (Loss) Before Tax (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Net Profit (Loss) Before Tax	Fiscal Year Ended March 31,
	2024	2025	2026
	(in thousands)
Profit (Loss) for the year as per IFRS	$216,743	$95,274	$51,670
Add: Acquisition related intangibles amortization	11,988	11,415	11,168
Add: Employee share-based compensation costs	36,963	36,018	22,976
Less: Gain on discontinuation of equity accounted investment	—	—	(1,361)
Less: Gain on change in carrying value of financial liabilities measured at amortized cost	(30,578)	—	(30,578)
Add: Impairment provision for non-financial assets	10,047	—	—
Add: Change in fair value of financial asset measured at FVTPL	—	—	273
Add: Interest expense on financial liabilities measured at amortized cost	15,700	14,835	90,104
Add (Less): Income tax expense (benefit)	(123,805)	20,616	26,696
Add: Net change in value of financial liability in business combination	215	—	—
Add (Less): Share of loss (profit) of equity-accounted investees	(52)	64	2
Adjusted Net Profit (Loss) Before Tax	$137,221	$178,222	$170,950

The following table reconciles our profit (loss) for the year (an IFRS measure) to Adjusted EBITDA (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted EBITDA	Fiscal Year Ended March 31,
	2024	2025	2026
	(in thousands)
Profit (Loss) for the year as per IFRS	$216,743	$95,274	$51,670
Add: Depreciation, amortization and impairment	27,267	27,122	27,846
Add: Employee share-based compensation costs	36,963	36,018	22,976
Less: Gain on discontinuation of equity accounted investment	—	—	(1,361)
Add (Less): Finance costs	(3,307)	32,191	104,756
Less: Finance income	(24,365)	(28,256)	(27,149)
Add: Impairment provision for non-financial assets	10,047	—	—
Add (Less): Income tax expense (benefit)	(123,805)	20,616	26,696
Add (Less): Share of loss (profit) of equity-accounted investees	(52)	64	2
Adjusted EBITDA	$139,491	$183,029	$205,436

The following table reconciles our diluted earnings (loss) per share for the year (an IFRS measure) to Adjusted Diluted Earnings (Loss) per Share (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Diluted Earnings (Loss) per Share	Fiscal Year Ended March 31,
	2024	2025	2026
	(in $)
Diluted Earnings (Loss) per Share for the year as per IFRS	$1.74	$0.83	$0.36
Add: Acquisition related intangibles amortization	0.10	0.10	0.10
Add: Employee share-based compensation costs	0.31	0.31	0.21
Less: Gain on discontinuation of equity accounted investment	—	—	(0.01)
Add: Impairment provision for non-financial assets	0.08	—	—
Add: Change in fair value of financial asset measured at FVTPL	—	—	*
Add: Interest expense on financial liabilities measured at amortized cost#	—	0.14	0.68
Add (Less): Income tax expense (benefit)#	(1.01)	0.18	0.22
Add: Net change in value of financial liability in business combination	*	—	—
Add (Less): Share of loss (profit) of equity-accounted investees	*	*	*
Adjusted Diluted Earnings (Loss) per Share	$1.22	$1.56	$1.56

Note:

* Less than $0.01.

# For the fiscal year 2024 and 2026, the impact of interest expense on financial liabilities measured at amortized cost related to our 2028 Notes and the gain on change in the carrying value thereof along with the related income tax has already been considered in calculation of diluted earnings (loss) per share for the year as per IFRS.

The following table reconciles our net cash generated from operating activities (an IFRS measure) to Free Cash Flow (a non-IFRS measure) for the periods indicated:

Reconciliation of Free Cash Flow	Fiscal Year Ended March 31,
	2024	2025	2026
	(in thousands)
Net cash generated from operating activities as per IFRS	$125,740	$185,286	$182,537
Less: Acquisition of property, plant and equipment	(5,904)	(4,473)	(4,511)
Less: Acquisition on intangible assets	(6,920)	(7,289)	(10,015)
Free Cash Flow	$112,916	$173,524	$168,011

B. Liquidity and Capital Resources

Historically, our sources of liquidity have principally been proceeds from the sale of our ordinary shares and convertible notes, overdraft facilities, working capital facilities and cash flows operating activities.

As at March 31, 2026, we had $424.8 million of cash and cash equivalents (including restricted cash and cash equivalents of $1.6 million) and $358.0 million in term deposits with various banks (including term deposits amounting to $9.4 million marked as a lien with the National Company Law Appellate Tribunal and pledged with banks for bank guarantees, against court orders and credit facilities). Our cash and cash equivalents and term deposits are mainly held with banks and are mainly denominated in Indian rupees and US dollars.

We have fund-based limits with various banks amounting to $28.4 million as at March 31, 2026. As at March 31, 2026, we had drawn $0.8 million against these limits. In addition, we have non-fund based limits of $52.2 million for bank guarantees from various banks, primarily in favour of International Air Transport Association and other travel suppliers, against any payment default by us. No demand has been made against any of these bank guarantees as at March 31, 2026. We have pledged an aggregate of $130.4 million in bank balances, term deposits, property, plant and equipment excluding motor vehicles and buildings (right of use assets) and trade receivables against these limits. In the event of a default, the enforcement of security is limited to the extent of amount due against withdrawn limits.

Our trade and other receivables primarily comprise commissions, incentives or other payments owing to us from airline suppliers, receivables from our corporate customers to whom we typically extend credit periods, security deposits paid primarily for our leased premises as well as interest accrued but not due on our term deposits. Our trade and other receivables increased from $150.0 million as at March 31, 2025, to $172.2 million as at March 31, 2026, primarily as a result of an increase in receivables from corporate customers during the fiscal year 2026 in line with the increase in our business volumes.

Our other current assets primarily consist of deposits and advances given to our suppliers in the ordinary course of business for utilization against future bookings. Our other current assets decreased from $152.9 million as at March 31, 2025 to $117.7 million as at March 31, 2026.

Our liquidity position reflects our net cash generated from operating activities, disciplined capital allocation practices and our asset-light business model. We believe that our current sources of liquidity and capital (including our working capital facilities and undrawn credit facilities) will be sufficient to meet our business needs, including cash needs for working capital requirements and capital expenditures, for the foreseeable future and for at least 12 months subsequent to the filing of this Annual Report. We may, however, require additional cash resources due to changing business conditions or other future developments and any investments or acquisitions we may decide to pursue.

Cash Flows

The following table sets forth the summary of our cash flows for the years indicated:

	Fiscal Year Ended March 31,
	2024		2025		2026
	(in thousands)
Net cash generated from operating activities	$125,740		$185,286		$182,537
Net cash generated from (used in) investing activities	(75,590)		26,444		(127,081)
Net cash used in financing activities	(6,236)		(22,891)		(107,405)
Net increase in cash and cash equivalents	43,914		188,839		(51,949)
Cash and cash equivalents (net of bank overdraft) at beginning of the year	284,018		327,065		508,362
Effect of exchange rate fluctuations on cash held	(867)		(7,542)		(32,409)
Cash and cash equivalents (net of bank overdraft) at end of the year	327,065	(1)	508,362	(2)	424,004	(3)

Notes:

(1)
Excludes $280.7 million of term deposits not classified as cash and cash equivalents. As of March 31, 2024, we did not have any amounts outstanding under our bank overdraft.
(2)
Excludes $254.4 million of term deposits not classified as cash and cash equivalents. As of March 31, 2025, we had $0.5 million outstanding under our bank overdraft.
(3)
Excludes $358.0 million of term deposits not classified as cash and cash equivalents. As of March 31, 2026, we had $0.8 million outstanding under our bank overdraft.

Net Cash Generated From Operating Activities

Our net cash generated from operating activities was $182.5 million in fiscal year 2026, as compared to net cash generated from operating activities of $185.3 million in fiscal year 2025, a decrease of $2.8 million in fiscal year 2026. Our net profit adjusted for depreciation, amortization and impairment and other non-cash items was $207.0 million in fiscal year 2026 as compared to $184.4 million in fiscal year 2025. Further, in fiscal year 2026, there was a decrease of $27.0 million in trade and other payables and contract liabilities and related payables, primarily reflecting lower business volumes and extended settlement periods with suppliers and business partners, net income tax paid of $4.4 million and a decrease of $22.6 million in trade and other receivables and contract assets primarily driven by improvement in timing of collections from counterparties and an increase of $29.7 million in other assets mainly due to increase in advances given to our suppliers in the ordinary course of business for utilization against future bookings.

Our net cash generated from operating activities was $185.3 million in fiscal year 2025, as compared to net cash generated from operating activities of $125.7 million in fiscal year 2024, an increase of $59.6 million in fiscal year 2025. Our net profit adjusted for depreciation, amortization and impairment and other non-cash items was $184.4 million in fiscal year 2025 as compared to $140.3 million in fiscal year 2024. Further, in fiscal year 2025, there was an increase of $58.5 million in trade and other payables and contract liabilities and related payables, other liabilities, due to higher transaction volumes and an increase in advance collections for future bookings net income tax paid of $5.5 million and an increase of $52.1 million in trade and other receivables and contract assets, reflecting our business growth during the year.

Our net cash generated from operating activities was $125.7 million in fiscal year 2024, as compared to net cash generated from operating activities of $32.2 million in fiscal year 2023, an increase of $93.5 million in fiscal year 2024. Our net profit adjusted for depreciation, amortization and impairment and other non-cash items was $140.3 million in fiscal year 2024 as compared to $84.3 million in fiscal year 2023. Further, in fiscal year 2024, there was an increase of $62.8 million in trade and other payables and contract liabilities and related payables, other liabilities, associated with higher business and bookings volumes, net income tax paid of $9.7 million and an increase of $67.7 million in trade and other receivables, contract assets, inventories and other assets reflecting our business growth and expansion during the year.

Net Cash Generated From (Used In) Investing Activities

In fiscal year 2026, our net cash used in investing activities was $127.1 million, which primarily comprised $460.9 million (computed using average exchange rates for the period) in investment in term deposits with banks, $11.9 million in the acquisition of a business, $10.3 million in investment in equity securities, $10.0 million in the acquisition of intangible assets, $3.2 million in the acquisition of property, plant and equipment, net of sales, and payment of contingent consideration of $0.6 million in connection with our acquisition of the Happay brand along with its travel and expense management business in fiscal year 2025. This was partially offset by the redemption of term deposits with banks amounting to $347.9 million (computed using average exchange rates for the period) for investment and working capital purposes and interest received of $22.0 million mainly on our term deposits, net of income tax.

In fiscal year 2025, our net cash generated from investing activities was $26.4 million, which primarily comprised the redemption of term deposits with banks amounting to $403.2 million (computed using average exchange rates for the period) for investment and working capital purposes and interest received of $24.2 million mainly on our term deposits, net of income tax. This was partially offset by investments in term deposits with banks of $379.2 million (computed using average exchange rates for the period), the acquisition of the Happay brand on a going concern basis along with its travel and expense management business of $10.4 million, the acquisition of intangible assets of $7.3 million and the acquisition of property, plant and equipment, net of sales, of $4.1 million.

In fiscal year 2024, our net cash used in investing activities was $75.6 million, which primarily comprised investments in term deposits with banks of $423.6 million (computed using average exchange rates for the period), the acquisition of property, plant and equipment, net of sales, of $5.5 million, the acquisition of intangible assets of $6.9 million and the acquisition of a majority stake in Savaari, net of cash acquired, of $6.5 million. This was partially offset by the redemption of term deposits with banks amounting to $345.9 million (computed using average exchange rates for the period) for investment and working capital purposes and interest received of $21.0 million mainly on our term deposits, net of income tax.

Net Cash Used In Financing Activities

In fiscal year 2026, our net cash used in financing activities was $107.4 million, which primarily comprised our repurchase of 34,372,221 Class B Shares from Trip.com for $3,038.8 million, 1,450,000 ordinary shares for $91.7 million and $5.0 million in aggregate principal amount of our 2030 Notes for $4.6 million, direct cost incurred in relation to the issuance of ordinary shares and 2030 Notes of $57.9 million, payment of principal portion of lease liabilities of $4.7 million, interest paid of $2.6 million and repayment of bank loans of $1.8 million. This was partially offset by proceeds from the issuance of ordinary shares, 2030 Notes and ordinary shares on exercise of share-based awards of $1,656.0 million, $1,437.5 million and $1.3 million, respectively.

In fiscal year 2025, our net cash used in financing activities was $22.9 million, which primarily comprised our repurchase of 236,012 ordinary shares for $21.7 million, payment of principal portion of lease liabilities of $3.8 million, interest paid of $2.8 million and repayment of bank loans of $1.5 million. This was partially offset by proceeds from the issuance of ordinary shares on exercise of share-based awards of $7.0 million.

In fiscal year 2024, our net cash used in financing activities was $6.2 million, which primarily comprised the acquisition of a non-controlling interest in Quest2Travel for $7.4 million, payment of principal portion of lease liabilities of $3.1 million, interest paid of $2.8 million and repayment of bank loans of $1.0 million. This was partially offset by proceeds from the issuance of ordinary shares on exercise of share-based awards of $6.0 million and proceeds from vehicle loans of $2.1 million.

Restrictions on Subsidiaries to Transfer Funds

The payment of dividends and the making or repayment of loans and advances by our subsidiaries to our holding company is subject to compliance with applicable laws and regulations. Regulations in certain countries may restrict the ability of our subsidiaries to pay dividends to our holding company. See “Item 4. Information on the Company — B. Business Overview — Regulations — Dividends” for a summary of restrictions on dividend payments by our Indian subsidiaries. In addition, future indebtedness of our subsidiaries may prohibit the payment of dividends or the making or repayment of loans or advances to our holding company. See “— Indebtedness” and “Item 3. Key Information — D. Risk Factors — Risks Related to Our Ordinary Shares — Our holding company will have to rely principally on dividends and other distributions on equity paid by our operating subsidiaries and limitations on their ability to pay dividends to our holding company could adversely impact shareholders’ ability to receive dividends on our ordinary shares”.

Indebtedness

As at March 31, 2026, we had interest-bearing loans and borrowings of $1,405.6 million, comprising $1,399.7 million in non-current loans and borrowings and $5.9 million in current loans and borrowings. As at March 31, 2026, our loans and borrowings comprised $1,390.2 million in convertible notes, $11.8 million in lease liabilities and $3.6 million in bank loans secured over motor vehicles, each measured at amortized cost.

On February 9, 2021, we issued $230.0 million in aggregate principal amount of 0.00% convertible senior notes (the “2028 Notes”). The 2028 Notes are convertible based upon an initial conversion rate of 25.8035 of our ordinary shares per $1,000 principal amount of the 2028 Notes (equivalent to a conversion price of approximately $38.75 per ordinary share). The 2028 Notes will mature on February 15, 2028, unless earlier repurchased, redeemed or converted. Holders of our 2028 Notes will have the right to require us to repurchase such 2028 Notes upon the occurrence of a fundamental change at a repurchase price equal to 100% of the principal amount of the 2028 Notes to be repurchased, plus accrued and unpaid special interest, if any. As of the date of this Annual Report, the aggregate principal amount of the 2028 Notes outstanding is $230.0 million.

On June 23, 2025, we issued $1,437.5 million in aggregate principal amount of 0.00% convertible senior notes (the “2030 Notes”). The 2030 Notes are convertible based upon an initial conversion rate of 8.2305 of our ordinary shares per $1,000 principal amount of the 2030 Notes (equivalent to a conversion price of approximately $121.50 per ordinary share). The 2030 Notes will mature on July 1, 2030, unless earlier repurchased, redeemed or converted. Holders of our 2030 Notes will have the right to require us to repurchase such 2030 Notes on July 3, 2028, and upon the occurrence of a fundamental change, in each case, at a repurchase price equal to 100% of the principal amount of the 2030 Notes to be repurchased, plus accrued and unpaid special interest, if any. As of the date of this Annual Report, the aggregate principal amount of the 2030 Notes outstanding is $1,432.5 million.

For further information on our loans and borrowings, see Note 28 of our consolidated financial statements included elsewhere in this Annual Report.

Material Cash Requirements

Our material cash requirements as of March 31, 2026 are mainly for our debt obligations and working capital, as well as capital expenditures, contractual obligations, acquisitions and other current liabilities. We intend to fund our existing and future material cash requirements with our existing cash balances and other financing alternatives. We may, however, require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue.

Capital Expenditures

We incurred capital expenditures in cash for purchase of property, plant and equipment and intangible assets of $12.8 million, $11.8 million, and $14.5 million in fiscal years 2024, 2025 and 2026, respectively. Our capital expenditures have principally consisted of costs related to our technology platform and infrastructure, upgrades and additions to our websites and mobile platforms, purchases of workstations, computers, computer software, leasehold improvements and others. In the future, we may also incur capital expenditures to expand our products and services offerings, including through strategic acquisitions.

As at March 31, 2026, we had committed capital expenditures of $0.5 million.

Contractual Obligations

We have contract liabilities of $113.1 million as at March 31, 2026, primarily relating to advances received from customers for travel bookings including payable for deferred booking, consideration allocated to customer loyalty programs and advances received from GDS providers for bookings of airline tickets in future, which is deferred.

The following table sets forth our contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements as at March 31, 2026.

	Payment Due by Period
Contractual Obligations	Total*	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Convertible notes due 2028(1)	$230,000	—	$230,000	—	—
Convertible notes due 2030(2)	1,432,500	—	1,432,500	—	—
Bank Overdraft	822	822	—	—	—
Lease liabilities(3)	13,450	5,535	7,305	610	—
Secured bank loans(4)	4,163	1,683	2,035	445	—
Trade and other payables	135,777	135,777	—	—	—
Other liabilities(5)	15,207	8,558	6,649	—	—
Payable for deferred bookings(6)	30,677	30,677	—	—	—
Purchase obligations	136,357	33,359	50,470	29,308	23,220
Refund due to customers	52,634	52,634	—	—	—
Total	$2,051,587	$269,045	$1,728,959	$30,363	$23,220

Notes: * Represents undiscounted cash flows of principal and interest.

(1)
On February 9, 2021, we issued the 2028 Notes. The 2028 Notes are convertible based upon an initial conversion rate of 25.8035 of our ordinary shares per $1,000 principal amount of the 2028 Notes (equivalent to a conversion price of approximately $38.75 per ordinary share). The 2028 Notes will mature on February 15, 2028, unless earlier repurchased, redeemed or converted. Holders of our 2028 Notes will have the right to require us to repurchase such 2028 Notes upon the occurrence of a fundamental change at a repurchase price equal to 100% of the principal amount of the 2028 Notes to be repurchased, plus accrued and unpaid special interest, if any.
(2)
On June 23, 2025, we issued the 2030 Notes. The 2030 Notes are convertible based upon an initial conversion rate of 8.2305 of our ordinary shares per $1,000 principal amount of the 2030 Notes (equivalent to a conversion price of approximately $121.50 per ordinary share). The 2030 Notes will mature on July 1, 2030, unless earlier repurchased, redeemed or converted. Holders of our 2030 Notes will have the right to require us to repurchase such 2030 Notes on July 3, 2028, and upon the occurrence of a fundamental change, in each case, at a repurchase price equal to 100% of the principal amount of the 2030 Notes to be repurchased, plus accrued and unpaid special interest, if any.
(3)
Lease liabilities relate to our leasing arrangements for our various office premises.
(4)
Secured bank loans relate to loans for motor vehicles used in our business.
(5)
Other liabilities comprise (a) our financial liability relating to the right but not the obligation of the promoters of Simplotel to sell their shares held in Savaari to us based on a valuation linked to the future revenue and profitability of Simplotel, (b) our financial liability relating to the right but not the obligation of the founders of Savaari to sell their shares held in Savaari to us based on a valuation linked to the future revenue and profitability of Savaari and (c) our financial liability in respect our acquisition of an additional equity stake in BookMyForex. For further information, see Notes 7(b), 29 and 30 of our consolidated financial statements included elsewhere in this Annual Report.
(6)
Payable for deferred bookings represents amounts collected from end customers for future services, which will be settled with travel service providers upon fulfilment of the booking obligations.

Other than as discussed above, we do not have any significant capital and other commitments, long-term obligations or guarantees as of March 31, 2026. While the above indicates our material cash requirements as of March 31, 2026, the actual amounts we are eventually required to pay may be different in the event that any agreements are renegotiated, cancelled or terminated.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company — B. Business Overview — Intellectual Property” of this Annual Report.

D. Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since March 31, 2026 that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Our board of directors consists of ten directors.

The table below sets forth the name, age and position of each of our directors and executive officers as of the date hereof.

Name	Age	Position/Title
Directors:
Deep Kalra	57	Director, Group Chairman and Chief Mentor
Rajesh Magow	57	Director and Group Chief Executive Officer
Aditya Tim Guleri	61	Independent Director
Vivek Narayan Gour	63	Independent Director
Hashim Joomye	58	Independent Director
Mohit Kabra	55	Director and Group Chief Operating Officer
Jane Jie Sun	57	Director
Savinilorna Payandi Pillay Ramen	46	Director
May Yihong Wu	58	Independent Director
Xing Xiong	52	Director

Executive Officer:
Dipak Kumar Bohra	53	Group Chief Financial Officer

Directors

Deep Kalra is our founder, group chairman and chief mentor and was appointed to our board of directors on October 9, 2001. Mr. Kalra’s responsibilities as our group executive chairman from February 11, 2020 to March 31, 2022 included executing our business strategy and managing the overall performance and growth of our company. Effective April 1, 2022, Mr. Kalra transitioned to his new role as group chairman and chief mentor and devotes his time to providing mentorship to our leadership team, as well as continuing to pursue strategic initiatives such as product innovation and expansion. Mr. Kalra has over 34 years of experience in e-commerce, sales, marketing, corporate banking, financial analysis and senior management roles. He is a council member of the World Travel and Tourism, India Initiative and has been the co-chairman of the National Committee on Tourism and Hospitality of the Confederation of Indian Industry. He has served on the board of The Indus Entrepreneurs – Delhi (TiE Delhi – NCR). He is a member on the advisory board of Atithi Foundation, a member of the Gurugram Metropolitan Development Authority, chairman of the Technology Services Industry Association and a founder and trustee of Ashoka University. He holds a Bachelor of Arts in Economics from the University of Delhi, and a post graduate diploma in management from the Indian Institute of Management, Ahmedabad.

Rajesh Magow is our co-founder and group chief executive officer and was appointed to our board of directors on November 6, 2012. Mr. Magow was appointed as our group chief executive officer with effect from February 11, 2020 and is responsible for overseeing our strategic direction, spearheading growth and shaping our long-term vision. He previously held the positions of chief executive officer - India, chief financial officer and chief operating officer. Mr. Magow has over 33 years of experience in the information technology and internet industries. After having been a part of our senior management team in 2001 for a few months, Mr. Magow worked as a part of senior management at Technovate Data and Services Private Limited, a wholly-owned subsidiary of eBookers.com (a United Kingdom-based online travel company that was listed on the Nasdaq Stock Market until it was acquired by the Cendant group in February 2005) from 2001 to June 2006. Before leaving Technovate , he was the acting chief executive officer of that company. He also worked with Aptech Computer Education, and Voltas Limited. He was the chair of the FICCI Committee on Tourism from 2025 to 2026 and has been elected as governing council member of Internet and Mobile Association of India from 2025 to 2027. He is also an independent director of Info Edge (India) Limited. Mr. Magow is an associate member of the Institute of Chartered Accountants of India.

Aditya Tim Guleri was appointed to our board of directors on April 3, 2007 as a nominee of Sierra Ventures VIII-A, L.P., Sierra Ventures VIII-B, L.P. and Sierra Ventures Associates VIII, LLC, or the Sierra Ventures entities. He has remained on our board following the lapse of Sierra Ventures entities’ right of nomination upon the completion of our initial public offering in August 2010. Mr. Guleri is the Managing Director of Sierra Ventures. Mr. Guleri’s investment focus is primarily information technology software companies. As a venture capitalist, Mr. Guleri has helped to complete strategic exits from numerous companies including several public companies. Mr. Guleri currently serves on the board of directors of AgentIQ, Appcues, Astronomer, Balto, Commerce Fabric, Phenom People, Radius, Sedai, Speedscale, Siena, SupportLogic and Weav.ai. Prior to Sierra, Mr. Guleri founded and served as chief executive officer of Octane Software from 1996 to 2000. He successfully led Octane’s merger with Epiphany (NASDAQ: EPNY) in 2000. Before Octane, Mr. Guleri was vice president of field operations at Scopus Technology. Mr. Guleri holds a Master of Science degree in Engineering and Operating Research from Virginia Polytechnic Institute and State University and a Bachelor of Science degree in Electrical Engineering from Punjab Engineering College, Chandigarh, India.

Vivek N. Gour was appointed to our board of directors on July 2, 2025, as an independent director. Mr. Gour is an independent director with over 21 years of experience as a board member of companies in India, USA and the Middle East across diverse industries such as e-commerce, IT enabled services and aviation. He also serves on the boards of IndiaMart Intermesh Ltd and Affle 3i Ltd and previously served on our board of directors from May 2010 to September 2019. Mr. Gour served as chief financial officer of Genpact Limited from January 2005 to February 2010. Currently, he works as a social impact investor in large projects creating employment for rural youth and providing pediatric medical care for the underprivileged. He is a graduate of Harvard Business School’s OPM program. He has a Master of Business Administration from FMS, University of Delhi and a Bachelor of Commerce degree from University of Mumbai.

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

Mohit Kabra is our group chief operating officer and was appointed to our board of directors on July 2, 2025. Mr. Kabra was appointed as our group chief operating officer with effect from September 23, 2025 and is responsible for our operational strategies, with a focus on innovation, scalability and efficiency, enhancing customer experience and driving sustainable growth. He was previously our group chief financial officer from August 7, 2013 to September 22, 2025. Prior to joining us in July 2011, he held various positions with Kohler India Private Limited, Colgate-Palmolive (India) Limited, PepsiCo India Holdings Private Limited, Seagram Manufacturing Limited and Nagarjuna Fertilizers and Chemicals Limited. He is also the chair of the Assocham Council on travel, tourism and hospitality for 2026 – 2027. Mr. Kabra has a Bachelor of Commerce from Osmania University, Hyderabad, India. He is an associate member of the Institute of Chartered Accountants of India and a qualified Cost and Works Accountant.

Jane Jie Sun was appointed to our board of directors on August 30, 2019 as a nominee of Trip.com. Ms. Sun has served as the chief executive officer of Trip.com, as well as a member of the board of directors of Trip.com, from November 2016. Prior to that, she was a co-president of Trip.com from March 2015, chief operating officer since May 2012, and chief financial officer from 2005 to 2012. Prior to joining Trip.com, Ms. Sun worked as the head of the SEC and External Reporting Division of Applied Materials, Inc. from 1997. Prior to that, she worked with KPMG LLP as an audit manager in Silicon Valley, California for five years. Ms. Sun is a member of the American Institute of Certified Public Accountants and a State of California Certified Public Accountant. Ms. Sun received her Bachelor’s degree from the business school of the University of Florida with high honors. She also obtained her LLM degree from Peking University Law School. She is also a graduate of the Standard Executive Program and an alumnus of Stanford University's graduate school of business.

Savinilorna Payandi Pillay Ramen was appointed to our board of directors on July 2, 2025. Mrs. Ramen is the Head of Corporates, Private and Institutional Asset Owners and leads the Business Implementation unit at IQ EQ Corporate Services (Mauritius) Limited, or IQ-EQ Mauritius. She has approximately 22 years of work experience in advising clients of IQ-EQ Mauritius in different capacities. Mrs. Ramen is a Chartered Secretary from the Chartered Governance Institute (previously known as The Institute of Chartered Secretaries and Administrators), United Kingdom and holds a Master of Business Administration and a Bachelor of Arts in

Psychology from Southeastern Louisiana University, United States. Mrs. Ramen previously served on our board of directors from September 2023 to May 2025. Mrs. Ramen is one of our resident directors in Mauritius.

May Yihong Wu was appointed to our board of directors on May 15, 2024 as an independent director. She has served as a co-founder and an executive director of Shanghai Sunnyview Eldercare Company Limited since May 2023, an independent non-executive director of Trip.com (NASDAQ: TCOM: HKEX: 9961) since February 2026, an independent non-executive director and chairwoman of the audit committee of Alibaba Health Information Technology Limited (HKEX: 00241) since August 2023 and an independent non-executive director and chairwoman of the audit committee of Swire Properties Limited (HKEX: 01972) since May 2017. Ms. Wu has also served as an independent non-executive director of Noah Holdings Limited (NYSE: NOAH; HKEX: 6686) since November 2010 and as the chairwoman of the compensation committee since May 2015, as well as the chairwoman of the audit committee between November 2010 to May 2015. Ms. Wu held a number of roles at Homeinns Hotel Group, the shares of which were publicly listed (NASDAQ: HMIN) from October 2006 until April 2016, when it merged with Beijing Tourist Hotel (Group) Co Ltd, including as chief financial officer between July 2006 to April 2010, chief strategy officer between May 2010 to June 2019 and board adviser between July 2019 to May 2023. Ms. Wu obtained her MBA degree from the Kellogg School of Management at Northwestern University in Illinois in the United States, her Master’s degree in Economics from Brooklyn College of the City University of New York in the United States.

Xing Xiong was appointed to our board of directors on August 30, 2019 as a nominee of Trip.com. Mr. Xiong is currently chief operating officer of Trip.com. He joined Trip.com as Senior R&D Director in 2013 and became the vice president of Technology. He was appointed as the chief executive officer of the Trip.com Air Ticketing in 2014. In 2015, he became the Trip.com Senior Vice President, and in 2016 he was made the Trip.com Executive Vice President. Currently, Mr. Xiong is in charge of air ticketing, accommodation, corporate travel, technology, international business, and other areas within the group. Prior to joining Trip.com, Mr. Xiong held several management positions in the research and development teams of Microsoft and Expedia. Mr. Xiong has over 21 years of technology and management experience. He holds a Bachelor’s degree in Computer Science from Peking University and a Master’s degree in Computer Science from Northeastern University in Boston, Massachusetts, United States.

Executive Officer

Dipak Kumar Bohra was appointed as our group chief financial officer on September 23, 2025 and is responsible for formulating and overseeing our long-term financial strategy, enabling strategic decision-making and driving operational excellence and governance standards. Prior to joining us, he held various positions at Wipro Limited, most recently as Senior Vice President – Corporate Treasurer and Investor Relations. Mr. Bohra is an associate member of the Institute of Chartered Accountants of India and a qualified Cost and Works Accountant.

B. Compensation

For fiscal year 2026, the aggregate compensation (including directors’ fees, but excluding grants of stock options and RSUs that are described below) to our directors and executive officers included in the list under the heading “— A. Directors and Senior Management” was $2.7 million, which included $1.5 million in base salary and $1.2 million in other payments. Our employment agreements (as amended from time to time) with each of our group chairman, group chief executive officer, group chief operating officer and group chief financial officer provide for variable performance component which is payable upon each of the individual officer and our company attaining certain performance targets. Except as otherwise disclosed, these aggregate cash compensation amounts for fiscal year 2026 do not include stock compensation and employee benefits to our directors and executive officers. Stock compensation to our directors and executive officers is disclosed separately under “— Outstanding ESOPs” and “— Outstanding RSUs,” and employee benefits to our directors and executive officers are disclosed separately under “— Employee Benefit Plans.”

Share Incentive Plan

We adopted the MakeMyTrip 2010 Share Incentive Plan on May 25, 2010 (the “Share Incentive Plan”), upon which our Share Incentive Plan became immediately effective. On October 18, 2016, our board of directors approved two amendments to our Share Incentive Plan in order to give effect to an earlier recommendation of our compensation committee to increase the shares available under our Share Incentive Plan to fund employee grants for the four fiscal years starting April 2014 and to provide for a sufficient number of RSUs to be granted in connection with the conversion of Indigo SARs and Naspers Rollover RSUs and the other awards contemplated under the Naspers Transaction Agreement for the ibibo Group acquisition. Our board of directors approved an amendment to our Share Incentive Plan on May 18, 2017 to extend the expiration date of our Share Incentive Plan from May 2020 to March 31, 2022 and approved a further amendment on October 26, 2021 to extend the expiration date of our Share Incentive Plan from March 31, 2022 to March 31, 2032. On May 18, 2017, June 19, 2018, January 24, 2019, July 10, 2020, May 18, 2021 and April 21, 2022, our board of directors approved amendments to our Share Incentive Plan to increase the shares available under the plan.

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

Options

Our board of directors is authorized to grant options on shares. The per share option exercise price of all options granted pursuant to our Share Incentive Plan will be determined by our board of directors, which may be a fixed or variable price related to the fair market value of the shares; provided that no option may be granted to an individual subject to taxation in the United States at less than the fair market value on the date of the grant, without compliance with Section 409A of the United States Internal Revenue Code of 1986, as amended (the

“Code”), or the holder’s consent. Our board of directors will determine the methods of payment of the exercise price of an option, which may include, without limitation, cash or check, shares, proceeds or other forms of legal consideration acceptable to our board of directors. The term of options granted under our Share Incentive Plan may not exceed 10 years from the date of grant. Except as limited by the requirements of Section 409A of the Code, our board of directors may extend the term of any outstanding option and may extend the time period during which vested options may be exercised, or may amend any other term or condition of such option, in connection with any termination of service of the holder.

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

Restricted Share Units

Our board of directors is authorized to grant, in its sole discretion, restricted share units,(“RSUs”), to our directors, executive officers and employees. The RSUs have been awarded so far in lieu of cash compensation, as an incentive for future performance and as a reward for past performance. Each grant of RSUs is subject to various vesting conditions as determined by our board of directors. Such vesting conditions may include, for example, the vesting schedule, achievement of individual performance, expiration dates and employment restrictions.

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

Outstanding RSUs

During fiscal year 2026, we issued RSUs with respect to an aggregate of 284,853 ordinary shares with an exercise price of $0.0005 per ordinary share under our Share Incentive Plan, of which RSUs with respect to an aggregate of 31,264 ordinary shares were granted to our directors and an executive officer.

As at March 31, 2026, there were (a) an aggregate of 1,529,003 ordinary shares underlying vested RSUs held by our director and executive officer with grant dates ranging from July 1, 2013 to April 7, 2025 and expiration dates ranging from February 5, 2028 to June 30, 2031 (b) an aggregate of 437,579 ordinary shares underlying unvested RSUs held by our director and executive officer with grant dates ranging from April 1, 2021 to October 1, 2025. Each RSU represents one ordinary share of our holding company and will result in the issuance of one ordinary share of our holding company on exercise. The exercise price of each RSU is $0.0005.

Outstanding ESOPs

During fiscal year 2026, we did not issue any stock options (“ESOPs”) under our Share Incentive Plan .

As of March 31, 2026, there were an aggregate of 1,173,760 ordinary shares underlying 11,737.6 vested ESOPs held by our director and executive officer which were granted on August 19, 2019, with expiration dates ranging from August 18, 2026 to August 18, 2030. Each ESOP represents 100 ordinary shares of our holding company and will result in the issuance of 100 ordinary shares of our holding company on exercise. The exercise price of each ESOP is $2,229.

Employee Benefit Plans

We maintain employee benefit plans in the form of certain statutory and incentive plans covering substantially all of our employees. The aggregate amount set aside or accrued by us to provide for retirement or similar benefits for all our employees (including our directors and executive officer) was $11.7 million, $14.7 million and $16.5 million, respectively, in fiscal years 2024, 2025 and 2026.

Provident Fund

In accordance with Indian law, all of our employees in India are entitled to receive benefits under the Employees’ Provident Fund Scheme, 1952, as amended, a retirement benefit scheme under which an equal amount of 12% of basic salary or minimum wages of an employee is contributed by each of the employer and employee in a fund with government/trust with company. Also, in accordance with applicable laws, all of our employees at our non-Indian subsidiaries are entitled to receive benefits under the relevant laws and regulations applicable in such jurisdictions. Our subsidiaries make a monthly deposit to these funds and we have contributed an aggregate of $4.9 million, $5.7 million and $6.1 million, respectively, in fiscal years 2024, 2025 and 2026.

Gratuity

In accordance with Indian law, we pay gratuities to our eligible employees in India. Under our gratuity plan, a defined benefit plan, an employee is entitled to receive a gratuity payment on the termination of his or her employment if the employee has rendered continuous service to our company for not less than five years, or if the termination of employment is due to death or disability. The amount of gratuity payable to an eligible employee is equal to 15 days’ salary for every year of employment (or any portion of a year exceeding six months). We have provided for an aggregate of $1.4 million, $2.3 million and $3.2 million, respectively in fiscal years 2024, 2025 and 2026 for our gratuity payments.

Compensated absences

In accordance with our company policy, eligible employees are given benefits of compensated absences payable on the termination of his or her employment. Under this policy, employees are entitled to receive amount of future benefit that they have earned in return for their service in the current and prior periods resulting from the non-utilization of yearly accumulated leaves. We have provided for aggregate of $0.8 million, $0.7 million and $0.9 million, respectively, in fiscal years 2024, 2025 and 2026 for our compensated absences payments.

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

The employment agreements of Deep Kalra and Rajesh Magow (each, an “Executive”) were amended, effective April 1, 2010, to change the notice period for termination from three months to six months. In addition, each Executive has entered into a change in control severance agreement with MMT India, effective October 18, 2016, which provides that, in the event such Executive’s employment is terminated by MMT India, other than for cause, death or disability, or by the Executive for good reason (pursuant to which the Executive is required to give three months’ notice of intended termination after the occurrence of the event constituting good reason), such Executive will be entitled if such termination occurs prior to the end of the relevant vesting period, to have all of his equity grants under our company’s incentive plans to fully vest and be immediately exercisable. The terms of each Executive’s change in control severance agreements replaced the corresponding “change in control” provisions in each Executive’s employment agreement. Furthermore, each Executive has agreed to additional non-solicitation and non-competition restrictions in his change in control severance agreement, which shall continue for a period of two years following the termination of his employment with MMT India. In addition, Mr. Kalra’s employment agreement specifies that he will not engage or have a substantial financial interest in any travel intermediary business that competes directly with our company for a period of 12 months following the termination of his employment with MMT India.

Save as disclosed in this section, our company’s executive employment agreements do not provide for any special termination benefits, nor do we have any other arrangements with our executive officers for special termination benefits.

C. Board Practices

Board of Directors

Our holding company is managed and controlled by our board of directors from Mauritius. All of our directors including our executive directors have the same powers and responsibilities, subject to the Terms of Issue of our Class B Shares.

Our board of directors currently has ten directors. There are no family relationships between any of our directors and executive officers. A director is not required to hold any shares in our holding company by way of qualification. There are no severance benefits payable to our directors and upon termination of their directorships, other than to Mr. Deep Kalra, Mr. Rajesh Magow and Mr. Mohit Kabra, who are entitled to severance benefits in such capacity pursuant to the terms of their employment with MMT India and, in the case of Mr. Deep Kalra and Mr. Rajesh Magow, their respective change in control severance agreements with MMT India.

As a result of its ownership of our Class B Shares, Trip.com is entitled to nominate two directors to our board of directors as of the date of this Annual Report. So long as Trip.com beneficially owns 10% or more of our issued and outstanding voting securities (subject to adjustment for any share split, share dividend, recapitalization, reclassification or similar transaction in respect of any such ordinary shares), it will be entitled to nominate a number of directors to our board of directors in proportion to its beneficial ownership in our company. In addition, under the Amended and Restated Trip.com Investor Rights Agreement, one Independent Director must be appointed from a pool of candidates recommended by Trip.com and approved by Mr. Deep Kalra and Mr. Rajesh Magow, a majority of Independent Directors must be appointed from a pool of candidates approved by Mr. Deep Kalra, Mr. Rajesh Magow and a majority of the Trip.com directors and one of the investor directors designated by Trip.com shall be entitled to exercise the casting vote to which the chairman of the board of directors would otherwise have been entitled pursuant to Article 114 of our Constitution. For more information, see “Item 10. Additional Information – B. Memorandum and Articles of Association — Amended and Restated Trip.com Investor Rights Agreement.”

In connection with our acquisition of the ibibo Group, we issued Class B Shares to MIH Internet. The Class B Shares were subsequently acquired by Trip.com in the Naspers-Trip.com Transaction (as defined herein). The rights and preferences of our Class B Shares are set forth in the Terms of Issue. A summary of the material Terms of Issue are set forth in “Item 10. Additional Information — B. Memorandum and Articles of Association — Class B Shares.” Pursuant to the Terms of Issue, so long as the Permitted Holders (as defined in the Terms of Issue) beneficially own 10% or more of our issued and outstanding voting securities, the holders of Class B Shares (the “Class B Members”), will be entitled to (i) nominate from time to time a number of directors to our board of directors in proportion to their percentage beneficial ownership of our issued and outstanding voting securities (including if over 40%), rounded to the nearest whole number; provided that, for so long as the Class B Members, either alone or together with certain permitted transferees, are entitled to nominate at least four directors to our board of directors, at least one of the nominees shall be a Mauritius resident and (ii) request the removal of any Class B director at any time. In the event of any vacancy of a Class B director, the Class B Members shall have the exclusive right to designate a replacement to fill such vacancy, and except as required by law or our Constitution, neither our company nor its board of directors may remove any Class B director unless such removal is at the written direction of the Class B Members or for cause.

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

In the event the number of Class B directors at any given time is greater than the number of directors the holders of Class B Shares are entitled to nominate (in proportion to their percentage beneficial ownership as described above), the Class B Members shall cause the applicable number of Class B directors to tender their resignations from the board of directors promptly, including causing all Class B directors to tender resignations in the event the Permitted Holders no longer beneficially own at least 10% of our issued and outstanding voting securities. See “Item 10. Additional Information – B. Memorandum and Articles of Association — Class B Shares — Board-Related Rights.”

Terms of Directors and Executive Officers

In accordance with our Constitution, one-third of our directors (or, if their number is not a multiple of three, the number nearest to but not more than one-third) shall retire from office by rotation at each annual meeting of our holding company, provided that neither the chairman of our board nor a director holding office as managing director shall be subject to retirement by rotation or be taken into account in determining the number of directors to retire. A retiring director shall be eligible for re-election. The directors to retire in each year shall be those who have been longest in office since their last re-election or appointment and as between persons who became or were last re-elected directors on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot. The office of a director shall be vacated if the director resigns, dies, becomes mentally unsound or bankrupt, becomes disqualified from being a director or ceases to hold office under Mauritius law, or is removed by our shareholders. A director may be removed by an ordinary resolution of our shareholders.

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

Committees of the Board of Directors

We have established three committees under our board of directors: an audit committee, a compensation committee and a nominations committee. Each committee’s members and functions are described below.

Under the Terms of Issue, at any time the Permitted Holders (as defined in the Terms of Issue) beneficially own 10% or more of our issued and outstanding voting securities, one Class B director shall serve on each committee of our board.

Audit Committee

The audit committee consists of three members, May Yihong Wu, Hashim Joomye and Aditya Tim Guleri and one non-voting observer, Jane Jie Sun. The chairperson is May Yihong Wu. Each member of the audit committee satisfies the independence requirements of applicable Nasdaq Rules and the independence requirements of Rule 10A-3 under the Exchange Act. Our board of directors has determined that May Yihong Wu qualifies as an audit committee financial expert within the meaning of the SEC rules, and that each of May Yihong Wu, Hashim Joomye and Aditya Tim Guleri is financially literate. Our audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. Our audit committee is responsible for, among other things:

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

Compensation Committee

The compensation committee consists of three members, Aditya Tim Guleri, May Yihong Wu and Vivek N. Gour. The chairman is Aditya Tim Guleri. Each member of the compensation committee satisfies the independence requirements of the Nasdaq Rules. Our compensation committee approves the compensation of our directors and reviews the compensation of our executive officers. The compensation committee is responsible for, among other things:

•
reviewing the compensation plans, policies and programs adopted by our company;
•
with respect to our group chief executive officer, our other executive officers and any members of the board (other than non-employee members of the board), reviewing and approving the corporate goals and objectives relevant to their compensation, evaluating their performance and approving their compensation; and
•
reviewing and approving or making recommendations to the board regarding any compensation plans, equity-based plans and similar arrangements.

Nominations Committee

The nominations committee consists of three members, Deep Kalra, May Yihong Wu and Hashim Joomye. The chairman is Deep Kalra. Except for the chairman, the other two members of the nominations committee satisfy the independence requirements of the Nasdaq Rules. Our nominations committee identifies individuals qualified to become Board members consistent with criteria approved by the Board and to recommend that the Board select the director nominees for the next annual meeting of shareholders. The nominations committee is responsible for, among other things:

•
identifying and recommending individuals qualified to become members of the board and ensuring that the board consists of persons with sufficiently independent backgrounds who contribute to the mix of experience, backgrounds, qualifications and skills of our board;
•
reviewing the structure, composition and leadership of the board and its committees and recommending any proposed changes;
•
evaluating director candidates based on integrity, experience, expertise and absence of potential conflicts of interest; and
•
reviewing any significant changes in the position or circumstances of directors and, where appropriate, recommending proposed changes to the board.

As a foreign private issuer, we are permitted to follow home country corporate governance practices under Rule 5615(a)(3) of the Nasdaq Rules. We follow home country practice that permits our nominations committee not to comprise solely independent directors, in lieu of complying with Rule 5605(e) of the Nasdaq Rules that requires the nominations committee to comprise solely of independent directors.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors to indemnify them against certain liabilities and expenses arising from their being a director.

D. Employees

See “Item 4. Information on the Company — B. Business Overview — Employees.”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our equity shares as of March 31, 2026 by each of our directors and all our directors and executive officers as a group. As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right. Ordinary shares subject to options, RSUs, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person.

Equity shares beneficially owned
	Ordinary Shares		Class B Shares
Name of Beneficial Owner	Number	Percent(1)	Number	Percent(1)	Percent of Total Voting Power(1)
Directors:
Deep Kalra (2)	3,707,911	4.13	—	—	3.90
Rajesh Magow (3)	1,561,571	1.73	—	—	1.63
Aditya Tim Guleri	—	—	—	—	—
Hashim Joomye	—	—	—	—	—
Mohit Kabra (5)	*	*	—	—	*
Jane Jie Sun (4)	—	—	—	—	—
Xing Xiong (4)	—	—	—	—	—
May Yihong Wu	—	—	—	—	—
Savinilorna Payandi Pillay Ramen (5)	—	—	—	—	—
Vivek Narayan Gour (5)	—	—	—	—	—

Executive Officers:
Dipak Kumar Bohra	—	—	—	—	—
All our directors and executive officers as a group	5,493,633	6.11	—	—	5.77

* Represents beneficial ownership of less than 1.0% of our issued share capital.

Notes:

(1)
Based on 88,762,972 ordinary shares outstanding (excluding 1,686,012 ordinary shares held as treasury shares) and 5,295,690 Class B Shares outstanding as of March 31, 2026. Except as otherwise required by law, the Terms of Issue or our Constitution, our ordinary shares and Class B Shares vote together as a single class on all matters on which our shareholders are entitled to vote. See also “Item 10. Additional Information — B. Memorandum and Articles of Association — Class B Shares — Reserved Matters.”
(2)
Travogue Electronic Travel LLP (“Travogue”) is a limited liability partnership controlled by Mr. Deep Kalra. Mr. Deep Kalra holds 100.0% of the partnership interests in Travogue. Accordingly, as of March 31, 2026, Mr. Kalra’s beneficial ownership of our ordinary shares includes 1,355,011 ordinary shares held by him (or his immediate family members) directly (in the form of ordinary shares or ordinary shares underlying RSUs and ESOPs that have vested or will vest within 60 days) and, based on information provided by Travogue, 2,352,900 ordinary shares held indirectly through Travogue.
(3)
In the form of ordinary shares, underlying vested RSUs and ESOPs.
(4)
Jane Jie Sun and Xing Xiong are nominee directors of Trip.com. Trip.com beneficially owns 10,773,694 ordinary shares and 5,295,690 Class B convertible ordinary shares, as further described in Item 7 of this Annual Report.
(5)
Mohit Kabra, Vivek Narayan Gour and Savinilorna Payandi Pillay Ramen were appointed to our board of directors on July 2, 2025.

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

	Equity shares beneficially owned
	Ordinary Shares		Class B Shares		Percent of Total
Name of Beneficial Owner	Number	Percent(1)	Number	Percent(1)	Voting Power(1)
Trip.com (2)	10,773,694	12.14	5,295,690	100.0	17.08
Baillie Gifford & Co (3)	14,610,726	16.46	—	—	15.53
Schroders Investment Management Group (4)	7,450,623	8.39	—	—	7.92
FMR LLC (5)	4,476,530	5.04	—	—	4.76

Notes:

(1)
Based on 88,762,972 ordinary shares outstanding (excluding 1,686,012 ordinary shares held as treasury shares) and 5,295,690 Class B Shares outstanding as of March 31, 2026. Except as otherwise required by law, the Terms of Issue or our Constitution, our ordinary shares and Class B Shares vote together as a single class on all matters on which our shareholders are entitled to vote. See also “Item 10. Additional Information — B. Memorandum and Articles of Association — Class B Shares — Reserved Matters.”

(2)
Information based on Amendment No. 6 to a report on Schedule 13D filed with the SEC by Trip.com on June 24, 2025.

(3)
Information based on Amendment No. 6 to a report on Schedule 13G filed with the SEC by Baillie Gifford & Co (“BGC”) on March 4, 2026 (“BGC 13G”). According to the BGC 13G, securities reported on this Schedule 13G as being beneficially owned by Baillie Gifford & Co. are held by Baillie Gifford & Co. and/or one or more of its investment advisor subsidiaries, which may include Baillie Gifford Overseas Limited, on behalf of investment advisory clients, which may include investment companies registered under the Investment Company Act, employee benefit plans, pension funds or other institutional clients.

(4)
Information based on Amendment No. 1 to a report on Schedule 13G filed with the SEC by Schroders Investment Management Group on February 13, 2026.

(5)
Information based on Amendment No. 3 to a report on Schedule 13G filed with the SEC by FMR LLC (“FMR”) and Abigail P. Johnson, on November 7, 2025 (“FMR 13G”). According to the FMR 13G, Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority votes of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.

Each of our ordinary shares and Class B Shares are entitled to one vote on all matters that require a vote of shareholders. Except as otherwise required by law, the Terms of Issue or our Constitution, our ordinary shares and Class B Shares vote together as a single class on all matters on which our shareholders are entitled to vote. None of our shareholders has any contractual or other special voting rights.

As of March 31, 2026, to our knowledge, there were approximately seven record holders of our ordinary shares, of which one has a registered address in the United States and which hold approximately 80.25% of our ordinary shares. Since certain of these ordinary shares were held by brokers or other nominees, the number of record holders may not be representative of the number of beneficial holders or where the beneficial holders are resident.

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

The following is a summary of our related party transactions since April 1, 2023.

Shareholders Agreements

See “Item 10. Additional Information — B. Memorandum and Articles of Association — Trip.com Amended and Restated Investor Rights Agreement”, “— Pre-Emptive Rights” and “— Registration Rights”.

Related party transactions with Trip.com and its subsidiaries

We procured air tickets and hotel room nights of $113.6 million, $109.8 million and $97.4 million as an agent from subsidiaries of Trip.com that operate as travel product aggregators in fiscal years 2024, 2025 and 2026 respectively. We earned $0.05 million, $0.3 million and $0.8 million from subsidiaries of Trip.com as commission for procurement of such tickets and room nights in fiscal years 2024, 2025 and 2026, respectively. Further, we also sold air tickets and hotel room nights as an agent with a value of $4.5 million, $19.7 million and $36.5 million to subsidiaries of Trip.com in fiscal years 2024, 2025 and 2026, respectively, and paid commission expenses of $0.4 million, $1.5 million and $3.8 million in fiscal years 2024, 2025 and 2026, respectively.

We earned revenue from marketing alliances from subsidiaries of Trip.com amounting to $0.2 million, $1.7 million and $1.1 million in fiscal years 2024, 2025 and 2026, respectively.

We paid various operating expenses to subsidiaries of Trip.com amounting to $5.3 million, $7.6 million and $8.7 million in fiscal years 2024, 2025 and 2026, respectively.

We provided advances of nil, $0.6 million and $6.0 million to subsidiaries of Trip.com in fiscal years 2024, 2025 and 2026 and received back the advances given to subsidiaries of Trip.com of nil, $0.6 million and $6.0 million in fiscal years 2024, 2025 and 2026, respectively, along with interest received of $0.01 million on advance given in fiscal year 2026.

We repurchased 34,372,221 Class B shares for a consideration of $3,038.8 million from Trip.com in fiscal year 2026 pursuant to the amended and restated share repurchase agreement between our company and Trip.com dated June 23, 2025.

As of March 31, 2024, 2025 and 2026, we had outstanding trade and other receivables from subsidiaries of Trip.com of $0.3 million, $2.8 million and $6.4 million, respectively.

As of March 31, 2024, 2025 and 2026, we had outstanding trade and other payables to subsidiaries of Trip.com of $6.6 million, $6.0 million and $1.9 million, respectively.

As of March 31, 2024, 2025 and 2026, we provided advances for future bookings to subsidiaries of Trip.com of $0.2 million, $0.2 million and $0.1 million, respectively.

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

Legal Proceedings

From time to time in the ordinary course of business, we are subject to various legal and regulatory proceedings, claims and actions, including complaints involving our customers (for example, in relation to alleged deficiency of services and unfair trade practices, and seeking, among other things, reimbursement of travel and medical expenses, travel allowance, and compensation for tickets), our suppliers and tax proceedings relating to income tax, service tax and goods and services tax matters.

As at March 31, 2026, we are party to proceedings with Indian tax authorities involving aggregate amounts (to the extent ascertainable) of approximately Rs. 5,799.8 million ($61.8 million), of which pre-deposits of approximately Rs. 162.6 million ($1.7 million) have been made by us with the relevant Indian tax authorities. As at March 31, 2026, we have not recognized any provisions or contingent liabilities with respect to these tax proceedings.

The results of litigation and claims cannot be predicted with certainty. Regardless of the outcome, litigation can have an adverse impact on us because of the costs to defend lawsuits, diversion of management resources and other factors. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry — We are involved in various legal proceedings and may experience unfavorable outcomes, which could adversely affect our business and financial condition.”

We may also in the ordinary course of business and from time to time receive notices and communications in the nature of queries, requests for information and similar communications from statutory/regulatory authorities including in relation to third parties in matters where we are not impleaded.

Except as described below, we are not party to any governmental, legal or arbitration proceedings (including any such proceedings, which are pending or threatened, of which we are aware) which we believe could reasonably be expected to have a material adverse effect on our results of operations or financial position.

Service tax demand order from Commissioner of Central Excise (Adjudication), New Delhi

MMT India received three show cause notices dated October 25, 2010, October 18, 2011 and October 11, 2012, from the Commissioner of Service Tax, New Delhi, for the financial years 2005-2012, alleging, among other things, non-payment of service tax on tour operator services for outbound tours, air travel agent services provided to overseas clients and advertisement agency services and incentives received from business auxiliary services (pursuant to an agreement with Abacus International Private Limited and Amendus India Private Limited), and benefiting from input tax credit. Thereafter, the Commissioner of Central Excise (Adjudication), New Delhi, by way of orders dated August 22, 2013 and October 31, 2013, directed MMT India to pay service tax aggregating to Rs. 2,090.2 million ($22.3 million) including interest and penalties. MMT India filed an appeal and a stay application on November 22, 2013 under Section 35F of the Central Excise Act, 1944 before the Customs, Excise and Service Tax Appellate Tribunal, Delhi against the order dated August 22, 2013, after making a pre-deposit of Rs. 45.0 million ($0.5 million) with the relevant authorities. We do not recognize this claim as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The date of the next hearing has been scheduled for September 23, 2026.

Goods and service tax demand order from Additional Commissioner, Central Goods and Services Taxes, Gurugram

MMT India received a show cause notice dated June 27, 2025 from the Additional Commissioner, Central Goods and Service Taxes, Gurugram, for the financial year 2018-2019 and 2020-2021, alleging, among other things, short payment of goods and service tax on account of mismatch among outward tax liability reported in Form GSTR-1 (monthly return) and tax payment declared in Form GSTR-9 (annual return). The Additional Commissioner, Central Goods and Service Tax Gurugram, by way of order dated December 16, 2025, directed MMT India to pay goods and service tax, along with penalties aggregating to Rs. 1,275.8 million ($13.6 million). MMT India filed an application dated December 31, 2025 before the Principal Commissioner, Gurugram seeking rectification of tax liability arising from incorrect consideration of amendments in Form GSTR-1 data. MMT India also filed a writ petition dated March 13, 2026 before the High Court of Punjab and Haryana, Chandigarh seeking quashing of the show cause notice dated June 27, 2025 and order dated December 16, 2025. The High Court of Punjab and Haryana, Chandigarh pursuant to order dated July 1, 2026 allowed MMT India to withdraw the writ petition filed. MMT India has filed an appeal before the Commissioner (Appeals) against the order-in-original. We do not recognize this claim as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

Writ petition filed in the Delhi High Court regarding applicability of the Motor Vehicles Act, 1988 to the redBus business ibibo India (renamed as redBus India and subsequently amalgamated with MMT India on February 1, 2026 pursuant to a composite scheme of amalgamation and arrangement between our wholly-owned subsidiaries, redBus India and MMT India) received two notices dated June 23, 2017 and July 21, 2017, from the Transport Department, Government of the National Capital Territory of Delhi (the “Transport Department Delhi”) alleging that ibibo India operated its business without a license to operate as an agent or canvasser for the sale of tickets, as required under Section 93 of the Motor Vehicles Act. As a result, the Transport Department Delhi levied a penalty for the alleged violation and such penalty proceedings are presently pending before the Metropolitan Magistrate, Rohini, Delhi. ibibo India filed a writ petition before the High Court of Delhi, seeking a declaration that Section 93 of Motor Vehicles Act, does not apply to its business, and directions to quash the two notices received from the Transport Department Delhi. Pursuant to an order dated November 7, 2017, the High Court of Delhi has stayed penalty proceedings. Pursuant to an order dated March 30, 2026, the High Court of Delhi extended the validity of the stay granted on November 7, 2017 until the date of the next hearing. The next hearing date in relation to this matter is scheduled for August 19, 2026.

Investigation under the Competition Act against MMT India and redBus India

In April 2019, the Federation of Hotel and Restaurant Associations of India (“FHRAI”), filed information against MMT India, redBus India (which was amalgamated into MMT India with effect from February 1, 2026 pursuant to a composite scheme of amalgamation and arrangement between our wholly-owned Indian subsidiaries, redBus India and MMT India) and Oravel Stays Private Limited (“OYO”), under Sections 3 and 4 read with Section 19 of the Competition Act before the CCI, alleging that MMT India and redBus India abused their dominant position in violation of Section 4 of the Competition Act, and that MMT India had an anti-competitive agreement with OYO in violation of Section 3(4) of the Competition Act. In October 2019, following a preliminary hearing, the CCI passed an order under Section 26(1) of the Competition Act, directing investigation into the conduct of MMT India, redBus India and OYO in relation to Sections 3 and 4 of the Competition Act. Thereafter, Casa2Stays Private Limited was impleaded as a party to such proceedings and Ruptub Solutions Private Limited filed information before the CCI, raising similar allegations as the FHRAI. The CCI combined such proceedings and accordingly directed joint investigation thereof.

On October 19, 2022, the CCI passed an order holding MMT India, redBus India and OYO in violation of the Competition Act, and imposing an aggregate penalty of Rs. 2,234.8 million ($23.8 million) on MMT India and redBus India, as well as certain behavioral sanctions in respect of their agreements with hotels, the platforms’ listing terms and conditions, and disclosures in relation to properties which were not available on their platforms. On November 23, 2022, MMT and redBus India filed a joint appeal before the NCLAT against the order dated October 19, 2022 issued by the CCI. A deposit of Rs. 223.5 million ($2.4 million), equivalent to 10% of the aggregate penalty imposed, was made with the NCLAT pursuant to the orders of the NCLAT and the High Court of Delhi, respectively, and enforcement of the penalty has been stayed pending outcome of the appeal. In addition, MMT India and redBus India have complied with the behavioral directions issued by the CCI pending the outcome of the appeal. The next hearing date in relation to this matter is scheduled for August 10, 2026.

Petition filed against Booking.com and Google

In April 2022, MMT India filed a civil suit (commercial) before the High Court of Delhi against Booking.com BV, Booking.com India Support and Marketing Services Private Limited, Google India Private Limited and Google LLC, alleging infringement of the trademarks of MMT India pursuant to their use of ‘Makemytrip’ and ‘Make My Trip’ as keywords on the Google Ads program. MMT India sought a permanent injunction against use of its registered trademarks as keywords on the Google Ads program, and further sought damages of Rs. 20.0 million ($0.2 million), and rendition of profits. MMT India further filed an interim application seeking ad-interim protection against infringement through such use of its brand keywords. The High Court of Delhi heard the interim injunction application and passed order dated April 27, 2022 granting ad-interim injunction restraining Booking.com BV and Booking.com India Support and Marketing Services Private Limited, Google India Private Limited and Google LLC from using the ‘Makemytrip’ and ‘Make My Trip’ brand keywords on the Google Ads program.

In May 2022, Google India Private Limited and Google LLC challenged the order dated April 27, 2022 before the Division Bench, High Court of Delhi, which was allowed pursuant to order dated December 14, 2023 passed by the Division Bench, High Court of Delhi. MMT India thereafter filed a special leave petition before the Supreme Court of India against such order dated December 14, 2023, which was dismissed pursuant to order dated March 7, 2024 passed by the Supreme Court of India. The matter is currently pending.

Dividend Policy

We have never declared or paid any cash dividends. We currently have not adopted a dividend policy with respect to future dividends and we do not have any present plan to pay any dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 10. Additional Information — B. Memorandum and Articles of Association — Ordinary Shares — Dividends” for information on payments of dividends under Mauritius law

B. Significant Changes

On July 17, 2026, our wholly-owned subsidiary, MMT India, confidentially filed a pre-filed draft red herring prospectus with the Securities and Exchange Board of India, BSE Limited and the National Stock Exchange of India Limited (together with BSE Limited, the “Stock Exchanges”) in relation to the proposed initial public offering and listing of the equity shares of MMT India on the Main Board of the Stock Exchanges.

The proposed initial public offering is expected to involve a sale of equity shares in MMT India by our holding company and our wholly-owned subsidiary, ibibo Group. Upon completion of the proposed initial public offering, MMT India will continue to be our subsidiary and will be included in our consolidated financial statements.

The net proceeds received by us from the sale of shares in MMT India are expected to further strengthen our cash position and to be utilized for long-term growth, strategic inorganic initiatives and repurchases of different classes of securities (including convertible securities) by our holding company.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our outstanding ordinary shares are currently listed and traded on the Nasdaq Global Market under the symbol “MMYT.”

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares are listed on the Nasdaq Global Market under the symbol “MMYT.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.
Share Capital

Not applicable.

B.
Memorandum and Articles of Association

Our holding company (Company No. 24478/5832) is a public company incorporated under the laws of Mauritius with limited liability and we hold a Global Business License issued by the Financial Services Commission in Mauritius. Our affairs are governed by our Constitution, the Terms of Issue, the Mauritius Companies Act, the Securities Act 2005 of Mauritius (the “Mauritius Securities Act”), and other applicable laws of Mauritius and any rules or regulations made thereunder. The Terms of Issue are deemed to form part of our Constitution.

Our Constitution states that the objects of our holding company are to carry out any business or activity permitted under our holding company’s Global Business License, and to the extent permitted by law, our holding company may effect any business transaction and take any steps which it considers expedient to further the objects of our holding company.

We currently have two classes of shares outstanding, being ordinary shares and Class B Shares. Generally, Class B Shares have the same rights and preferences as the ordinary shares except as specifically set forth in the Terms of Issue. As of March 31, 2026, our stated capital was $2,041,204,288.07, comprising 90,448,984 ordinary shares (including 1,686,012 ordinary shares held as treasury shares) and 5,295,690 Class B Shares with a par value of $0.0005 each.

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

In connection with any issuance of ordinary shares issued pursuant to an employee benefit plan or upon conversion of the 2028 Notes, we previously agreed with Trip.com that if the exercise of pre-emptive rights by Trip.com of new Class B Shares in accordance with the Terms of Issue of our Class B Shares would in the good faith judgment of Trip.com be inconsistent with any applicable law, Trip.com shall be automatically entitled to defer the exercise of such pre-emptive rights to a later date on which the exercise of pre-emptive rights by Trip.com would in the good faith judgment of Trip.com not be inconsistent with any applicable law. Trip.com has agreed to waive, and has acknowledged that it will not be entitled to exercise, any of its deferred pre-emptive rights with respect to any issuance of ordinary shares (a) issued prior to June 16, 2025 pursuant to any employee benefit plan or (b) upon conversion of the 2028 Notes and 2030 Notes.

Any issuance of our Class B Shares will be subject to applicable restrictions under foreign investment laws in India. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Operations in India — Restrictions on foreign investment in India may prevent or delay future acquisitions or investments by us in India, or require us to make changes to our business, which may adversely affect our business and financial performance, and require prior government approval for holders of our ordinary shares (including upon conversion of our Class B Shares, 2028 Notes or 2030 Notes) and our Class B Shares.”

Reserved Matters

At any time that the Permitted Holders beneficially own 15% or more of our issued and outstanding voting securities, the following matters, (“Reserved Matters”), shall require the approval of both a majority of our board of directors (including Class B directors) and a majority of the Class B directors:

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

Compulsory Acquisition

The Financial Services Commission in Mauritius has issued the Securities (Takeover) Rules 2010 (the “Takeover Rules”), under the Financial Services Act 2007 of Mauritius and the Mauritius Securities Act which may apply to takeover offers where the offeree is a reporting issuer in Mauritius and to a corporation holding a global business license which is listed on a relevant securities exchange. The Takeover Rules include provisions, inter alia, for the making of a mandatory offer and compulsory acquisition of shares. The Takeover Rules came into operation on May 1, 2011.

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

In connection with the issuance of convertible notes to Trip.com, we entered into an investor rights agreement (the “Original Trip.com Investor Rights Agreement”), pursuant to which Trip.com was entitled to designate one director to our board of directors, which director was also entitled to be nominated or appointed to the compensation committee of our board of directors, subject to the approval of our board of directors (which approval shall not to be unreasonably withheld). Trip.com was entitled to this director nomination right so long as (i) the sum of the number of ordinary shares and the number of ordinary shares into which the then-outstanding convertible notes may be converted, in each case, beneficially owned by Trip.com (together with its subsidiaries) was at least 5,057,952 ordinary shares (subject to adjustment for any share split, share dividend, recapitalization, reclassification or similar transaction in respect of any such ordinary shares); and (ii) the director nomination right had not terminated as a result of any material breach by Trip.com of any provision of the Original Trip.com Investor Rights Agreement in accordance the terms thereof.

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

On April 26, 2019, pursuant to the Naspers-Trip.com Agreement, Trip.com agreed to acquire all of our ordinary shares and Class B Shares held by MIH Internet. On August 30, 2019, Trip.com completed the share exchange transaction with MIH Internet and increased its shareholding in our holding company to 49.0% of our total voting power based on our then-outstanding ordinary shares and Class B Shares voting as a single class. In connection with the Naspers-Trip.com Transaction, we entered into an amended and restated investor rights agreement with Trip.com (the “Amended and Restated Trip.com Investor Rights Agreement”), which became effective upon closing of the Naspers-Trip.com Transaction. The Amended and Restated Trip.com Investor Rights Agreement provides for the following:

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

Registration Rights

2016 Registration Rights Agreement

Pursuant to a registration rights agreement dated October 18, 2016 that we entered into with MIH Internet, Travogue, Mr. Deep Kalra, Mr. Keyur Joshi, Trip.com and SAIF, effective as of January 31, 2017 (the “2016 Registration Rights Agreement”), we granted certain registration rights to such shareholders and their permitted transferees. Registration rights granted pursuant to a shareholders agreement dated as of July 16, 2010, by and among our holding company, Mr. Deep Kalra, Mr. Keyur Joshi and Mr. Sachin Bhatia, SAIF, Travogue, Helion Venture Partners, LLC, Sierra Ventures VIII-A, L.P., Sierra Ventures VIII-B, L.P., Sierra Ventures Associates VIII, LLC, Tiger Global Private Investment Partners IV, L.P., Tiger Global Private Investment Partners V, L.P., Mr. Lee Fixel, Mr. Feroz Dewan, and Mr. Scott Shleifer and the Original Trip.com Investor Rights Agreement were superseded by and replaced with the registration rights provisions in the 2016 Registration Rights Agreement. MIH Internet, Travogue, Mr. Kalra, Mr. Joshi, SAIF and Trip.com and their permitted transferees under the 2016 Registration Rights Agreement are referred to in this section individually as a “2016 Shareholder” and collectively as the “2016 Shareholders.”

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

E.
Taxation

The following summary of Mauritius and U.S. federal income tax considerations of an investment in the ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change. This summary does not deal with all possible tax considerations relating to an investment in our ordinary shares, such as the tax considerations under U.S. state and local tax laws or under the tax laws of jurisdictions other than Mauritius and the U.S.

Mauritius Tax Consequences

Our holding company holds a valid Global Business License issued by the Financial Services Commission in Mauritius. Our holding company holds a specific Tax Residence Certificate issued under the Convention between the Government of Mauritius and the Government of Republic of India for the avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on income and Capital Gains and for the Encouragement Mutual Trade and Investment, valid until May 4, 2027, and a general Tax Residence Certificate for all jurisdictions, valid until May 8, 2027, from the Mauritius Revenue Authority, as per the guidelines prescribed by the Mauritius Revenue Authority. These certificates are required for the avoidance of double taxation under the Agreements for the Avoidance of Double Taxation signed between Mauritius and other jurisdictions, including India and the UAE. These tax residence certificates are renewed annually.

Our holding company is governed by the new regulatory regime applicable to GBCs from July 1, 2021. Generally, the income tax rate for GBCs is 15%. Subject to meeting certain prescribed conditions, a partial exemption of 80% may be allowed against certain types of income such as foreign source dividend and interest. Where the GBC derives income which is subject to foreign tax, and where such partial exemption has not been applied, the amount of foreign tax paid may be allowed as a credit against income tax payable in Mauritius in respect of that income.

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

F.
Dividends and Paying Agents

Not applicable.

G.
Statements by Experts

Not applicable.

H.
Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Accordingly, we are required to file with the SEC an annual report on Form 20-F containing financial statements audited by an independent accounting firm, as well as reports on Form 6-K. The SEC maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically to the SEC. Since we are a “foreign private issuer”, we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of our ordinary shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act.

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

Our exposure to foreign currency risk primarily arises in respect of our non-Indian Rupee-denominated trade and other receivables and trade and other payables, which were $6.6 million and $251.2 million, respectively, as of March 31, 2026.

Based on our operations in fiscal year 2026, a 10.0% appreciation of the US dollar against the Indian Rupee as of March 31, 2026, assuming all other variables remained constant, would have decreased our profit for fiscal year 2026 by $22.6 million. Similarly, a 10.0% depreciation of the US dollar against the Indian Rupee as of March 31, 2026, assuming all other variables remained constant, would have increased our profit for fiscal year 2026 by $22.6 million. A 10.0% appreciation of the Emirati Dirham against the Indian Rupee as of March 31, 2026, assuming all other variables remained constant, would have decreased our profit for fiscal year 2026 by $1.9 million. Similarly, a 10.0% depreciation of the Emirati Dirham against the Indian Rupee as of March 31, 2026, assuming all other variables remained constant, would have increased our profit for fiscal year 2026 by $1.9 million.

We currently do not have any hedging agreements or similar arrangements with any counter-party to cover our exposure to any fluctuations in foreign exchange rates. Fluctuations in the Indian Rupee-US dollar exchange rate and Indian Rupee-Emirati Dirham exchange rate could have a material adverse effect on our business and our financial condition and results of operations as reported in US dollars. For more information, see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Our Industry — Our results of operations are subject to fluctuations in currency exchange rates.”

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

As required by SEC Rule 13a-15(b), we have carried out an evaluation, under the supervision and with the participation of our management, including our group chief executive officer and our group chief financial officer, of the effectiveness of the design and operation of disclosure controls and procedures as of the end of the period covered by this Annual Report. Based on their evaluation as of March 31, 2026, our group chief executive officer and group chief financial officer have concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that material information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the group chief executive officer and group chief financial officer, as appropriate to allow timely decisions about required disclosures.

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

Our management, including our group chief executive officer and our group chief financial officer, conducted an assessment of the effectiveness of internal control over financial reporting as of March 31, 2026 based on the framework established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations (COSO). Based on its evaluation, our management has concluded that our internal control over financial reporting was effective as of March 31, 2026.

We completed our majority equity investment in Flamingo on March 9, 2026. As permitted by the guidelines established by the SEC, companies are allowed to exclude certain acquisitions from their assessment of internal control over financial reporting during the first year of an acquisition while integrating the acquired company. Accordingly, our management’s assessment of the effectiveness of our internal control over financial reporting as of March 31, 2026, excluded Flamingo. Our consolidated financial statements as of March 31, 2026, reflect total assets of $34,437 thousands (of which $16,721 thousands represent intangible assets and goodwill that were included in the scope of our management’s assessment of the effectiveness of our internal control over financial reporting) and total revenues of $4,637 thousands, associated with the acquired business included in the consolidated financial statements of the Company as of and for the year ended March 31, 2026. Our management will include Flamingo in its evaluation of internal control over financial reporting at the conclusion of fiscal year 2027 (i.e. the year ending March 31, 2027). See “Item 4. Information on the Company — A. History and Development of the Company — Our Journey” and notes 7(d) to the Consolidated Financial Statements for a discussion of the acquisitions.

Our independent registered public accounting firm, KPMG Assurance and Consulting Services LLP, has audited the consolidated financial statements included in this Annual Report on Form 20-F, and as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of March 31, 2026.

C. Attestation Report of the Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

MakeMyTrip Limited:

Opinion on Internal Control Over Financial Reporting

We have audited MakeMyTrip Limited and subsidiaries’ (the “Company”) internal control over financial reporting as of March 31, 2026, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2026, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statement of financial position of the Company as of March 31, 2026 and 2025, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2026, and the related notes (collectively referred to as the consolidated financial statements), and our report dated July 27, 2026 expressed an unqualified opinion on those consolidated financial statements.

The Company acquired Flamingo Transworld Private Limited during the year ended March 31, 2026, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of March 31, 2026, Flamingo Transworld Private Limited’s internal control over financial reporting associated with total assets of $34,437 thousand (of which $16,721 thousand represents intangible assets and goodwill included within the scope of the assessment) and total revenues of $4,637 thousand included in the consolidated financial statements of the Company as of and for the year ended March 31, 2026. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Flamingo Transworld Private Limited.

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

July 27, 2026

D. Changes in Internal Control over Financial Reporting

During the period covered by this Annual Report on Form 20-F, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of May Yihong Wu, Aditya Tim Guleri and Hashim Joomye and is chaired by Ms. Wu. Each of our audit committee members satisfies the independence requirements of Rule 5605(a)(2) of the Nasdaq Rules and the independence requirements of Rule 10A-3(b)(1) under the Exchange Act. Ms. Jane Jie Sun has been appointed as a non-voting observer of the Audit Committee with effect from May 15, 2024. See “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management” for the experience and qualifications of the members of the audit committee. Our board of directors has also determined that Ms. Wu qualifies as an audit committee financial expert within the meaning of the SEC rules.

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

KPMG Assurance and Consulting Services LLP has served as our independent registered public accountant for each of the years ended March 31, 2024, March 31, 2025 and March 31, 2026 for which audited statements appear in this Annual Report.

The following table shows the aggregate fees for services rendered by KPMG Assurance and Consulting Services LLP and their associated entities to us, including our subsidiaries, in fiscal years 2025 and 2026.

	Fiscal Year
	2025	2026
Audit Fees(1)	$681,371	$864,200
Audit-Related Fees(2)	—	—
Tax Fees(3)	190,768	256,988
All Other Fees(4)	—	—
Total	$872,139	$1,121,188

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table provides information about purchases by us during fiscal year 2026 of our outstanding ordinary shares:

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share(1)		(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(2)
Up to March 31, 2025	1,208,742		$14.48	1,208,742	$114,241,259
April 1, 2025 to April 30, 2025	Nil	$	Nil	Nil	$114,241,259
May 1, 2025 to May 31, 2025	Nil	$	Nil	Nil	$114,241,259
June 1, 2025 to June 30, 2025	Nil	$	Nil	Nil	$114,241,259
July 1, 2025 to July 31, 2025	Nil	$	Nil	Nil	$114,241,259
August 1, 2025 to August 31, 2025	Nil	$	Nil	Nil	$114,241,259
September 1, 2025 to September 30, 2025	Nil	$	Nil	Nil	$200,000,000
October 1, 2025 to October 31, 2025	50,000		$81.48	50,000	$195,925,995
November 1, 2025 to November 30, 2025	500,000		$74.85	500,000	$158,502,649
December 1, 2025 to December 31, 2025	Nil	$	Nil	Nil	$158,502,649
January 1, 2026 to January 31, 2026	300,000		$65.67	300,000	$138,802,872
February 1, 2026 to February 28, 2026	201,800		$57.51	201,800	$127,197,739
March 1, 2026 to March 31, 2026	398,200		$47.59	398,200	$108,248,943
Total	2,658,742			2,658,742

Notes:

(1)
The average price paid per share excludes broker and transaction fees.
(2)
Our share repurchase program, pursuant to which we can repurchase our ordinary shares at any price determined by our board of directors from time to time, remains effective until March 31, 2030. Furthermore, our board of directors has authorized us to repurchase our 2028 Notes and 2030 Notes from time to time until March 31, 2030. In each case, repurchases may be made using a variety of methods, which may include open market purchases, privately negotiated transactions or otherwise, all in accordance with applicable securities laws and regulations. We may also, from time to time, enter into plans that are compliant with Rule 10b5-1 of the U.S. Securities Exchange Act of 1934, as amended, to facilitate repurchases of our securities under the above-mentioned authorizations. The aggregate amount of ordinary shares, 2028 Notes and 2030 Notes that may be repurchased by us pursuant to this existing program shall not exceed $200.0 million, with a sub-limit of $100.0 million during each fiscal year. The price and timing of any such repurchases will depend on prevailing market conditions, liquidity requirements, contractual restrictions and other factors as determined by the board of directors from time to time. There can be no assurance that we will execute any such repurchase pursuant to this existing program.

Pursuant to the share repurchase plan, we repurchased 1,450,000 ordinary shares for an aggregate amount of $91.7 million. In addition, we repurchased an aggregate principal amount of $5.0 million in 2030 Notes at an aggregate price of $4.6 million from the open market in fiscal year 2026. As at March 31, 2026, we had remaining authority to repurchase an aggregate of up to $103.6 million of our outstanding ordinary shares, 2028 Notes and the 2030 Notes.

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
•
We follow home country practice that permits our nominations committee not to comprise solely independent directors, in lieu of complying with Rule 5605(e) of the Nasdaq Rules that requires the nominations committee to comprise solely of independent directors.
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

ITEM 18. FINANCIAL STATEMENTS

The following are attached to this Annual Report starting on page F-1:

•
Report of Independent Registered Public Accounting Firm.
•
Consolidated Statement of Financial Position as of March 31, 2025 and 2026.
•
Consolidated Statement of Profit or Loss and Other Comprehensive Income for the years ended March 31, 2024, 2025 and 2026.
•
Consolidated Statement of Changes in Equity for the years ended March 31, 2024, 2025 and 2026.
•
Consolidated Statement of Cash Flows for the years ended March 31, 2024, 2025 and 2026.
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

4.16

Amended and Restated Share Purchase Agreement between MakeMyTrip Limited and Trip.com Group Limited (Incorporated by reference to Exhibit 99.1 to the Form 6-K (File No. 001-34837) as filed with the Securities and Exchange Commission on June 24, 2025).

4.17

Indenture dated June 23, 2025, by and between MakeMyTrip Limited and The Bank of New York Mellon, as trustee, for the 0.00% Convertible Senior Notes due 2030 (Incorporated by reference to Exhibit 4.1 to the Form 6-K (File No. 001-34837) as filed with the Securities and Exchange Commission on June 23, 2025).

4.18	Form of 0.00% Convertible Senior Notes due 2030 (included in Indenture filed as Exhibit 4.17).

4.19+

Lease Deed dated August 20, 2022 by and between M S Ramaiah Developers and Builders Private Limited and MMT India (Incorporated by reference to Exhibit 4.31 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the Securities and Exchange Commission on July 25, 2023).

4.20+

Lease Deed dated December 26, 2022 by and between DLF Cyber City Developers Limited and MMT India (Incorporated by reference to Exhibit 4.34 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the Securities and Exchange Commission on July 25, 2023).

4.21

Addendum dated December 26, 2022 to the Lease Deed dated December 26, 2022 by and between DLF Cyber City Developers Limited and MMT India (Incorporated by reference to Exhibit 4.35 to the Annual Report on Form 20-F (File No. 001-34837) as filed with the Securities and Exchange Commission on July 25, 2023).

4.22+

Lease Deed dated September 15, 2024 by and between DLF Cyber City Developers Limited and MMT India. (Incorporated by reference to Exhibit 4.21 to the Annual Report on Form 20-F (File No.001-34837) as filed with Securities and Exchange Commission on June 16, 2025).

4.23

Addendum dated September 15, 2024 to the Lease Deed dated September 15, 2024 by and between DLF Cyber City Developers Limited and MMT India (Incorporated by reference to Exhibit 4.22 to the Annual Report on Form 20-F (File No.001-34837) as filed with Securities and Exchange Commission on June 16, 2025).

4.24*#+	Lease Deed dated February 17, 2026 by and between DLF Cyber City Developers Limited and MMT India.

4.25*#	Addendum dated February 17, 2026 to the Lease Deed dated February 17, 2026 by and between DLF Cyber City Developers Limited and MMT India.

4.26#+

Subscriber Agreement dated September 15, 2023 by and between MMT India and InterGlobe Technologies Quotient Private Limited (Incorporated by reference to Exhibit 4.21 to Form 20-F (File No. 001-34837) as filed with the Securities and Exchange Commission on July 2, 2024).

4.27#

Subscriber Agreement dated March 25, 2025 by and between MMT India and Amadeus Distribution India Enterprise Private Limited (Incorporated by reference to Exhibit 4.24 to Form 20-F (File No. 001-34837) as filed with the Securities and Exchange Commission on June 16, 2025).

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

Date: July 27, 2026

MAKEMYTRIP LIMITED

By:	/s/ Rajesh Magow
Name:	Rajesh Magow
Title:	Group Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

MakeMyTrip Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of MakeMyTrip Limited and subsidiaries (the “Company”) as of March 31, 2026 and 2025, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the years in the three‑year period ended March 31, 2026, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026 and 2025, and the results of its operations and its cash flows for each of the years in the three‑year period ended March 31, 2026, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of March 31, 2026, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated July 27, 2026 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Evaluation of the sufficiency of audit evidence over revenue recognition

As discussed in Notes 3(j) and 10 of the Company’s consolidated financial statements, the Company provides travel products and services and its main revenue streams are air ticketing, hotel and packages, and bus ticketing. The revenue from rendering these services is recognized in the profit or loss upon transfer of control of promised services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those services. Revenue consists of a significant volume of low-value transactions processed through multiple custom information technology (IT) systems.

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

/s/ KPMG Assurance and Consulting Services LLP

Gurugram, Haryana, India
July 27, 2026

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Amounts in USD thousands)

		As at March 31
	Note	2025	2026
Assets
Property, plant and equipment	18	26,457	21,654
Intangible assets and goodwill	19	597,791	552,245
Trade and other receivables	21	8,879	9,182
Investment in equity-accounted investees	8	1,914	1,586
Other investments	9	972	12,756
Term deposits	23	2,130	17,704
Non-current tax assets, net		18,044	22,693
Deferred tax assets, net	20	106,431	70,503
Other non-current assets	25	402	75
Total non-current assets		763,020	708,398
Inventories		363	612
Contract assets	10	507	83
Current tax assets, net		9,140	—
Trade and other receivables	21	141,143	163,011
Term deposits	23	252,286	340,297
Other current assets	24	152,931	117,654
Cash and cash equivalents	22	508,898	424,826
Total current assets		1,065,268	1,046,483
Total assets		1,828,288	1,754,881
Equity
Share capital	26	56	48
Share premium	26	2,203,445	2,714,138
Other components of equity	26	(71,003)	10,773
Accumulated deficit		(929,868)	(2,792,733)
Total equity attributable to owners of the Company		1,202,630	(67,774)
Non-controlling interests		5,347	9,313
Total equity		1,207,977	(58,461)
Liabilities
Loans and borrowings	28	13,895	1,399,722
Employee benefits	32	14,705	16,477
Contract liabilities and related payables	10	175	147
Deferred tax liabilities, net	20	2,526	47,142
Other non-current liabilities	30	12,396	6,649
Total non-current liabilities		43,697	1,470,137
Bank overdraft	22	536	822
Loans and borrowings	28	222,142	5,877
Trade and other payables	31	146,999	135,777
Contract liabilities and related payables	10	120,098	113,003
Other current liabilities	29	86,839	87,726
Total current liabilities		576,614	343,205
Total liabilities		620,311	1,813,342
Total equity and liabilities		1,828,288	1,754,881

See accompanying notes to consolidated financial statements

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(Amounts in USD thousands, except per share data)

		For the year ended March 31
	Note	2024	2025	2026
Revenue
Air ticketing		201,246	241,529	239,948
Hotels and packages		435,542	520,411	533,063
Bus ticketing		92,693	119,361	145,271
Other revenue	11	53,043	97,035	125,709
Total revenue		782,524	978,336	1,043,991
Other income	12	770	317	2,043
Service cost
Procurement cost of hotels and packages services		210,357	246,550	240,863
Other cost of providing services		4,732	27,798	32,988
Personnel expenses	13	147,587	160,065	158,834
Marketing and sales promotion expenses		123,304	165,324	176,268
Other operating expenses	14	204,833	231,905	253,260
Depreciation, amortization and impairment	15	27,267	27,122	27,846
Results from operating activities		65,214	119,889	155,975
Finance income	16	24,365	28,256	27,149
Finance costs	16	(3,307)	32,191	104,756
Net finance income (costs)		27,672	(3,935)	(77,607)
Share of profit (loss) of equity-accounted investees	8	52	(64)	(2)
Profit before tax		92,938	115,890	78,366
Income tax benefit (expense)	17	123,805	(20,616)	(26,696)
Profit for the year		216,743	95,274	51,670
Other comprehensive income (loss), net of tax
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit liability		(964)	(642)	(423)
Equity instruments at fair value through other comprehensive income - net change in fair value		—	(452)	275
		(964)	(1,094)	(148)
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences on foreign operations		(9,862)	(20,898)	(80,437)
		(9,862)	(20,898)	(80,437)
Other comprehensive loss for the year, net of tax		(10,826)	(21,992)	(80,585)
Total comprehensive income (loss) for the year		205,917	73,282	(28,915)
Profit (loss) attributable to:
Owners of the Company		216,801	95,101	51,804
Non-controlling interests		(58)	173	(134)
Profit for the year		216,743	95,274	51,670
Total comprehensive income (loss) attributable to:
Owners of the Company		206,059	73,255	(28,612)
Non-controlling interests		(142)	27	(303)
Total comprehensive income (loss) for the year		205,917	73,282	(28,915)
Earnings per share (in USD)
Basic	27	1.95	0.84	0.51
Diluted	27	1.74	0.83	0.36

See accompanying notes to consolidated financial statements

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Amounts in USD thousands)

	Attributable to owners of the Company
			Other components of equity
	Share Capital #	Share Premium #	Equity Component of Convertible Notes #	Fair Value Reserves #	Share Based Payment Reserve #	Foreign Currency Translation Reserve #	Accumulated Deficit	Total	Non- Controlling Interests	Total Equity
Balance as at April 1, 2023	53	2,057,362	31,122	368	176,836	(168,189)	(1,227,986)	869,566	6,490	876,056
Total comprehensive income (loss) for the year
Profit (loss) for the year	—	—	—	—	—	—	216,801	216,801	(58)	216,743
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	(9,777)	—	(9,777)	(85)	(9,862)
Remeasurements of defined benefit liability	—	—	—	—	—	—	(965)	(965)	1	(964)
Total other comprehensive income (loss)	—	—	—	—	—	(9,777)	(965)	(10,742)	(84)	(10,826)
Total comprehensive income (loss) for the year	—	—	—	—	—	(9,777)	215,836	206,059	(142)	205,917
Transactions with owners of the Company
Contributions by owners
Share-based payment	—	—	—	—	37,962	—	—	37,962	27	37,989
Issue of ordinary shares on exercise of share based awards	2	103,855	—	—	(97,862)	—	—	5,995	—	5,995
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	(52)	—	52	—	—	—
Total contributions by owners	2	103,855	—	—	(59,952)	—	52	43,957	27	43,984
Changes in ownership interests
Acquisition of non-controlling interest without a change in control (refer note 7 (a))	—	—	—	—	—	(229)	(418)	(647)	(1,762)	(2,409)
Acquisition of subsidiary with non-controlling interest (refer note 7 (b))	—	—	—	—	—	—	—	—	950	950
Recognition of financial liability for acquisition of non-controlling interest (refer note 7 (b))	—	—	—	—	—	—	(7,311)	(7,311)	—	(7,311)
Change in fair value of financial liability for acquisition of non-controlling interests (refer note 7 (b), 29 and 34)	—	—	—	—	—	(78)	(691)	(769)	—	(769)
Total changes in ownership interests	—	—	—	—	—	(307)	(8,420)	(8,727)	(812)	(9,539)
Total transactions with owners of the Company	2	103,855	—	—	(59,952)	(307)	(8,368)	35,230	(785)	34,445

Balance as at March 31, 2024	55	2,161,217	31,122	368	116,884	(178,273)	(1,020,518)	1,110,855	5,563	1,116,418
# refer note 26

See accompanying notes to consolidated financial statements

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY- (Continued)

(Amounts in USD thousands)

	Attributable to owners of the Company
			Other components of equity
	Share Capital #	Share Premium #	Equity Component of Convertible Notes #	Treasury Shares Reserve #	Fair Value Reserves #	Share Based Payment Reserve #	Foreign Currency Translation Reserve #	Accumulated Deficit	Total	Non- Controlling Interests	Total Equity
Balance as at April 1, 2024	55	2,161,217	31,122	—	368	116,884	(178,273)	(1,020,518)	1,110,855	5,563	1,116,418
Total comprehensive income (loss) for the year
Profit (loss) for the year	—	—	—	—	—	—	—	95,101	95,101	173	95,274
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	—	(20,767)	—	(20,767)	(131)	(20,898)
Equity instruments at fair value through other comprehensive income- net change in fair value	—	—	—	—	(452)	—	—	—	(452)	—	(452)
Remeasurements of defined benefit liability	—	—	—	—	—	—	—	(627)	(627)	(15)	(642)
Total other comprehensive income (loss)	—	—	—	—	(452)	—	(20,767)	(627)	(21,846)	(146)	(21,992)
Total comprehensive income (loss) for the year	—	—	—	—	(452)	—	(20,767)	94,474	73,255	27	73,282
Transactions with owners of the Company
Contributions by owners
Share based payment	—	—	—	—	—	36,783	—	—	36,783	92	36,875
Issue of ordinary shares on exercise of share based awards	1	42,228	—	—	—	(35,220)	—	—	7,009	—	7,009
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	—	(35)	—	248	213	(213)	—
Settlement of share based arrangement (refer note 33 (d) (i))	—	—	—	—	—	—	—	—	—	(122)	(122)
Treasury shares acquired #	—	—	—	(21,722)	—	—	—	—	(21,722)	—	(21,722)
Total contributions by owners	1	42,228	—	(21,722)	—	1,528	—	248	22,283	(243)	22,040
Changes in ownership interests
Change in fair value of financial liability for acquisition of non-controlling interests (refer note 7 (b), 29 and 34)	—	—	—	—	—	—	309	(4,072)	(3,763)	—	(3,763)
Total changes in ownership interests	—	—	—	—	—	—	309	(4,072)	(3,763)	-	(3,763)
Total transactions with owners of the Company	1	42,228	—	(21,722)	—	1,528	309	(3,824)	18,520	(243)	18,277

Balance as at March 31, 2025	56	2,203,445	31,122	(21,722)	(84)	118,412	(198,731)	(929,868)	1,202,630	5,347	1,207,977
# refer note 26

See accompanying notes to consolidated financial statements

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY- (Continued)

(Amounts in USD thousands)

.

	Attributable to owners of the Company
			Other components of equity
	Share Capital #	Share Premium #	Equity Component of Convertible Notes #	Treasury Shares Reserve #	Fair Value Reserves #	Share Based Payment Reserve #	Foreign Currency Translation Reserve #	Accumulated Deficit	Total	Non- Controlling Interests	Total Equity
Balance as at April 1, 2025	56	2,203,445	31,122	(21,722)	(84)	118,412	(198,731)	(929,868)	1,202,630	5,347	1,207,977
Total comprehensive income (loss) for the year
Profit (loss) for the year	—	—	—	—	—	—	—	51,804	51,804	(134)	51,670
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	—	(80,288)	—	(80,288)	(149)	(80,437)
Equity instruments at fair value through other comprehensive income- net change in fair value	—	—	—	—	275	—	—	—	275	—	275
Remeasurements of defined benefit liability	—	—	—	—	—	—	—	(403)	(403)	(20)	(423)
Total other comprehensive income (loss)	—	—	—	—	275	—	(80,288)	(403)	(80,416)	(169)	(80,585)
Total comprehensive income (loss) for the year	—	—	—	—	275	—	(80,288)	51,401	(28,612)	(303)	(28,915)
Transactions with owners of the Company
Contributions by owners
Share based payment	—	—	—	—	—	23,428	—	—	23,428	138	23,566
Issue of ordinary shares on exercise of share based awards	*	13,637	—	—	—	(12,309)	—	—	1,328	—	1,328
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	—	(102)	—	102	—	—	—
Issue of convertible notes (refer note 28)	—	—	241,728	—	—	—	—	—	241,728	—	241,728
Issue of ordinary shares (refer note 26)	9	1,621,010	—	—	—	—	—	—	1,621,019	—	1,621,019
Repurchase of own shares (refer note 26)	(17)	(1,123,954)	—	—	—	—	—	(1,914,846)	(3,038,817)	—	(3,038,817)
Repurchase of convertible notes (refer note 28)	—	—	(678)	—	—	—	—	361	(317)	—	(317)
Treasury shares acquired #	—	—	—	(91,729)	—	—	—	—	(91,729)	—	(91,729)
Total contributions by owners	(8)	510,693	241,050	(91,729)	—	11,017	—	(1,914,383)	(1,243,360)	138	(1,243,222)
Changes in ownership interests
Acquisition of subsidiaries with non-controlling interest (refer note 7 (d))	—	—	—	—	—	—	—	—	—	4,842	4,842
Recognition of financial liability for acquisition of non-controlling interest (refer note 29 (b))	—	—	—	—	—	—	—	(1,822)	(1,822)	(711)	(2,533)
Change in fair value of financial liability for acquisition of non-controlling interests (refer note 7 (b), 29 and 34)	—	—	—	—	—	—	1,451	1,939	3,390	—	3,390
Total changes in ownership interests	—	—	—	—	—	—	1,451	117	1,568	4,131	5,699
Total transactions with owners of the Company	(8)	510,693	241,050	(91,729)	—	11,017	1,451	(1,914,266)	(1,241,792)	4,269	(1,237,523)

Balance as at March 31, 2026	48	2,714,138	272,172	(113,451)	191	129,429	(277,568)	(2,792,733)	(67,774)	9,313	(58,461)
# refer note 26

* less than 1

See accompanying notes to consolidated financial statements

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts in USD thousands)

	For the year ended March 31
	2024	2025	2026
Cash flows from operating activities
Profit for the year	216,743	95,274	51,670
Adjustments for:
Depreciation	7,436	9,110	9,795
Amortization	19,809	18,012	18,051
Impairment of intangible assets	22	—	—
Impairment provision for non-financial assets	10,047	—	—
Intangible assets written off	982	1,481	1,755
Gain on discontinuation of equity accounted investments	—	—	(1,361)
Net gain on de-recognition of property, plant and equipment	(132)	(61)	(141)
Gain on lease modification	(12)	(20)	(63)
Net finance (income) costs	(27,672)	3,935	77,607
Share of (profit) loss of equity-accounted investees	(52)	64	2
Share based payment	36,963	36,018	22,976
Income tax (benefit) expense	(123,805)	20,616	26,696
Operating cash flows before changes in following assets and liabilities	140,329	184,429	206,987
Changes in:
Inventories	(195)	(145)	(273)
Trade and other receivables and contract assets	(25,112)	(52,424)	(22,596)
Other assets	(42,455)	427	29,736
Trade and other payables and contract liabilities and related payables	42,524	51,183	(32,776)
Employee benefits	1,705	2,272	2,736
Other liabilities	18,608	5,092	3,084
Cash generated from operating activities	135,404	190,834	186,898
Income tax paid, net	(9,664)	(5,548)	(4,361)
Net cash generated from operating activities	125,740	185,286	182,537
Cash flows from investing activities
Interest received	21,935	24,747	23,279
Acquisition of property, plant and equipment (refer note (a) below)	(5,904)	(4,473)	(4,511)
Acquisition of intangible assets	(6,920)	(7,289)	(10,015)
Proceeds from sale of property, plant and equipment	389	437	1,288
Redemption of term deposits	345,903	403,195	347,899
Investment in term deposits	(423,612)	(379,211)	(460,902)
Acquisition of subsidiary/business,net of cash acquired (refer note 7(b)-7(d) and note (b) below)	(6,476)	(10,394)	(11,941)
Loan given to equity-accounted investee received back (refer note 37)	24	24	—
Payment of contingent consideration (refer note 7 (c))	—	—	(566)
Investment in equity securities (refer note 9)	—	—	(10,300)
Acquisition of other securities measured at fair value through profit or loss	(11)	(73)	(39)
Income tax paid on term deposits	(918)	(519)	(1,273)
Net cash generated from (used in) investing activities	(75,590)	26,444	(127,081)
Cash flows from financing activities
Proceeds from issuance of ordinary shares (refer note 26)	—	—	1,656,000
Proceeds from issuance of convertible notes due 2030 (refer note 28)	—	—	1,437,500
Payment towards repurchase of own shares (refer note 26)	—	—	(3,038,817)
Direct cost incurred in relation to issuance of ordinary shares and convertible notes due 2030	—	—	(57,933)
Repurchase of convertible notes (refer note 28)	—	—	(4,642)
Repurchase of treasury shares (refer note 26)	—	(21,722)	(91,729)
Acquisition of non-controlling interest (refer note 7(a))	(7,427)	—	—
Settlement of share based arrangement (refer note 33 (d) (i))	—	(122)	—
Proceeds from issuance of shares on exercise of share based awards	5,995	7,009	1,328
Proceeds from bank loans (refer note 28)	2,114	—	—
Repayment of bank loans (refer note 28)	(1,009)	(1,455)	(1,778)
Payment of principal portion of lease liabilities (refer note 28)	(3,105)	(3,763)	(4,688)
Interest paid, including finance and other charges (refer note 16 and 28)	(2,804)	(2,838)	(2,646)
Net cash used in financing activities	(6,236)	(22,891)	(107,405)
Net increase (decrease) in cash and cash equivalents	43,914	188,839	(51,949)
Cash and cash equivalents at beginning of the year	284,018	327,065	508,362
Effect of exchange rate fluctuations on cash held	(867)	(7,542)	(32,409)
Cash and cash equivalents at end of the year (refer note 22)	327,065	508,362	424,004
Supplementary information: non-cash transactions
(a) Property, plant and equipment acquired through secured bank loans (refer note 28)	—	2,435	1,201
(b) Transfer of right to receive collection from trade receivables used to settle purchase consideration (refer note 7 (c))	—	803	—

See accompanying notes to consolidated financial statements

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

1)
REPORTING ENTITY

MakeMyTrip Limited (the “Parent Company”) together with its subsidiaries and equity-accounted investees (collectively, “the Company” or “the Group”) is primarily engaged in the business of selling travel products and solutions through its subsidiaries in India, the United States of America, Singapore, Malaysia, Thailand, the United Arab Emirates, Peru, Colombia, Vietnam, Cambodia, the Kingdom of Saudi Arabia and Indonesia. The Group offers its customers the entire range of travel services including ticketing, tours and packages, hotels and other travel related services.

The Company is a public limited company incorporated and domiciled in Republic of Mauritius and has its registered office at IQ EQ Corporate Services (Mauritius) Limited, 33, Edith Cavell Street, Port Louis, Republic of Mauritius. The Company’s ordinary shares representing equity shares are listed on the Nasdaq.

2)
BASIS OF ACCOUNTING

(a)
Statement of Compliance

These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Accounting policies have been applied consistently to all periods presented in these financial statements, except as mentioned otherwise.

The consolidated financial statements were authorized for issue by the Company’s Board of Directors on July 27, 2026.

(b)
Basis of Measurement

The consolidated financial statements have been prepared on the historical cost and on an accrual basis, except for the following material items:

•
equity securities at fair value through other comprehensive income, equity securities and other securities at fair value through profit or loss and financial liabilities at fair value through profit or loss.
•
net defined benefit liability measured at the present value of the defined benefit obligation less fair value of plan assets.
•
contingent consideration assumed in a business combination at fair value through profit or loss.

(c)
Functional and Presentation Currency

These consolidated financial statements are presented in U.S. Dollar ("USD"), which is the Parent Company’s functional currency. All amounts have been rounded to the nearest thousands, unless otherwise indicated.

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

Note 17 and 20 – Income taxes: Significant judgement is required to determine the amount of deferred tax assets that can be recognised, based upon the likely timing and the level of future taxable profits, together with future tax planning strategies. Further, the Group takes into account the impact of uncertain tax positions in determining the amount of current and deferred tax. This assessment involves a series of judgements about future events.

Note 19 – Determination of Cash Generating Unit (CGU): For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Judgement is involved in determining the CGU/grouping of CGUs for allocation of goodwill and other assets.

Note 19 – Technology related development costs: The Group capitalizes technology related development costs. Initial capitalization of costs is based on management’s judgement that technological and economic feasibility is confirmed.

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

ii)
Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties as at March 31, 2026 that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities in the next financial year is included in the following notes:

Note 7 - Acquisition of subsidiary: fair value of the consideration transferred and fair value of the assets acquired and liabilities assumed: These valuations are conducted by external valuation experts and are based on information available at the acquisition date along with expectations and assumptions that have been deemed reasonable by management. Changes in these estimates, and assumptions can materially affect the results of operations.

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

Note 14 – Recognition and measurement of provisions and contingencies: The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. The Group is involved in various legal and tax matters, the outcome of which may not be favorable to the Group. Management in consultation with the legal, tax and other advisors assesses the likelihood that a pending claim will succeed. The Group recognises liabilities based on whether additional amounts will be payable and includes contingent liabilities where economic outflows are considered possible but not probable.

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

Note 19 – Impairment test of intangible assets and goodwill: key assumptions underlying recoverable amounts, including the recoverability of development costs: In calculating the value in use for the purpose of impairment, the Group is required to make significant estimates and assumptions inter-alia concerning the growth in earnings before interest, taxes, depreciation and amortization (‘EBITDA’) margins, long-term growth rates, terminal growth, adjusted margin growth rate and discount rates to reflect the risks involved.

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
c)
it is due to be settled within 12 months after the reporting date; or
d)
it does not have the right at the end of the reporting period to defer settlement of the liability for at least twelve months after the reporting period.

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

Interests in associates and joint venture are accounted for using the equity method. Under the equity method of accounting, the investments are initially recognised at cost which includes transaction costs and adjusted thereafter to recognise the Group’s share of the post-acquisition profits or losses of the investee in profit or loss, and the Group’s share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates are recognised as a reduction in the carrying amount of the investment. Where the Group’s share of losses in an equity-accounted investment equals or exceeds its interest in the entity, including any other long-term unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the other entity.

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

Acquisition of some portion or all of the non-controlling interests is accounted for as a transaction with equity holders in their capacity as equity holders. Consequently, the difference arising between the fair value of the purchase consideration paid and the carrying value of the non-controlling interests is recorded as an adjustment to retained earnings that is attributable to the Parent Company. The associated cash flows are classified as financing activities. No goodwill is recognized as a result of such transactions.

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

The cost of an acquisition is measured at the fair value of the identified assets acquired, equity instruments issued and liabilities incurred or assumed at the date of acquisition, including contingent liabilities. The cost of acquisition also includes the fair value of contingent consideration and deferred consideration, if any. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognised in profit or loss.

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

(c)
Foreign Currency
i)
Foreign Currency Transactions

Transactions in foreign currencies are translated into the respective functional currencies of the Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency at the exchange rate at the reporting date. Non-monetary assets that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Foreign currency differences arising on translation are presented within finance costs in profit or loss, except for the differences on investment in equity securities designated at fair value through other comprehensive income wherein any exchange component of gain or loss is recognized in Other Comprehensive Income ("OCI") (except on impairment, in which case foreign currency differences that have been recognised in OCI are reclassified to profit or loss). Non-monetary items that are measured based on historical cost in foreign currency are not translated.

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

Foreign currency differences are recognized in other comprehensive income as foreign currency translation reserve ("FCTR"). However, if the operation is a non-wholly owned subsidiary, then the relevant proportionate share of the translation difference is allocated to non-controlling interest. When a foreign operation is disposed of, in part or in full, the relevant amount in the FCTR is transferred to profit or loss.

(d)
Financial Instruments

i)
Recognition and initial measurement

Trade receivables and debt securities issued are initially recognised when they are originated. All other financial assets and financial liabilities are initially recognised when the Group becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus or minus, for an item not at fair value through profit or loss, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

ii)
Classification and subsequent measurement

Financial assets

On initial recognition, a financial asset is classified as measured at: amortised cost; Fair Value through Other Comprehensive Income ("FVOCI") – debt investment; FVOCI – equity investment; or Fair Value Through Profit or Loss ("FVTPL").

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

On initial recognition of an equity investment, which meets the definition of equity under IAS 32 Financial Instruments: Presentation and not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis.

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

Where the Group has written a put option over non-controlling interests requiring the Group to purchase ownership interests in a subsidiary for cash or another financial asset, the Group recognises financial liability in accordance with IAS 32. The put option liability is initially measured at the present value of the estimated redemption amount payable under the contractual arrangement. At initial recognition, the Group assesses whether the non-controlling shareholders continue to have present access to the returns associated with the underlying ownership interests, including whether the ownership risks and rewards of such interests remain with them. Where the non-controlling shareholders continue to have present

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

access to such returns, the non-controlling interests continue to be recognised and the corresponding debit on recognition of the liability is recognised directly in equity attributable to owners of the parent. Where the non-controlling shareholders no longer have present access to such returns, the arrangement is accounted for as if the underlying non-controlling interests had been acquired at inception. Accordingly, the related non-controlling interests are derecognised and any difference between their carrying amount and the recognised financial liability is recognised directly in equity attributable to owners of the parent. The Group has elected, as an accounting policy, to recognise all subsequent changes in the carrying amount of such liabilities directly within equity.

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

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortised cost using the effective interest method. The equity component of a compound financial instrument is not remeasured. Interest related to financial liability is recognised in profit or loss. In case of any change in estimate related to expectations or timing of the repayment, new carrying amount of liability component is recalculated based on re-estimated cash flows discounted at the original effective rate and any difference in the carrying amounts is recognised in profit or loss.

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

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized net within “other income/other operating expenses” in the profit or loss.

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

Expenditure on research activities is recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes.

Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized includes the employee costs and overhead costs that are directly attributable to preparing the asset for its intended use, and capitalized borrowing cost.

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

iv)
Subsequent Expenditure

Subsequent expenditure is capitalized only when it is probable that future economic benefits derived from the cost incurred will flow to the entity and the cost of the item can be reliably determined. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

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

The Group recognises loss allowances for Expected Credit Loss ("ECL") on:

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

The Group assumes that the credit risk on a financial asset (other than trade receivables without significant financing component) has increased significantly if it is more than 30 days past due.

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

Presentation of allowance for ECL in the statement of financial position

Loss allowances for financial assets measured at amortised cost are deducted from the gross carrying amount of assets.

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

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount.

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

(i)
Provisions and Contingent Liabilities

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assumptions of the time value of money and the risks specific to the liability. The unwinding of discount is recognized as finance costs.

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

(j)
Revenue from contracts with customers

The Group provides travel products and services to leisure and corporate travelers in India and abroad. The revenue from rendering these services is recognized in the profit or loss upon transfer of control of promised services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those services. This is generally the case: 1) on the during the service period of tours and packages, 2) date of check-in for hotel booking business, 3) on the issuance of the ticket in the case of sale of airline tickets, 4) date of issuance of bus tickets, and 5) date of completion of trip in case of car bookings. The Group considers both the traveler and travel supplier to be its customers.

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

Income from car bookings is accounted on gross basis, where the Company act as a principal and on net basis, where the Company act as an agent.

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

In the event of cancellation of airline tickets, revenue recognized in respect of commissions earned by the Company on such tickets is reversed and is netted off from the revenue earned during the fiscal period at the time the cancellation is made by the customers. The revenue from the sale of tours and packages and hotel reservations is recognized during the service period and check-in date respectively. Cancellations, if any, do not impact revenue recognition since revenue is recognized upon the availment of services by the customer in these services.

(k)
Marketing and Sales Promotion Costs

Marketing and sales promotion costs comprise of internet, television, radio and print media advertisement costs as well as event driven promotion cost for Group’s products and services. These costs include online video and display advertising on websites, television, print formats and any other media cost such as public relations and sponsorships. These costs also include selling expenses comprising search engine marketing, referrals from meta search and travel research websites. Additionally, the Group also incurs customer inducement costs for acquiring customers and promoting transactions across various booking platforms such as upfront cash incentives and select loyalty programs cost. Such customer inducement/acquisition costs for acquiring customers and promoting transactions across various booking platforms are recorded as a reduction/deferral of revenue. In addition, when the discount and other incentives offered to the traveler are higher than the income earned from the customers, the excess (i.e., the discount/incentive given to a traveler less income earned from the customers) on an individual transaction basis is classified under marketing and sales promotion expenses.

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

The Company determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of asset leased.

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

(o)
Earnings (Loss) Per Share ("EPS")

The Group presents basic and diluted earnings (loss) per share data for its ordinary shares (including Class B shares). Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders (including Class B shareholders) of the Company by the weighted average number of ordinary shares (including Class B shares) outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders (including Class B shareholders) and the weighted average number of ordinary shares (including Class B shares) outstanding after adjusting for the effects of all potential dilutive items.

(p)
Operating Segments

In accordance with IFRS 8 – Operating Segments, the operating segments used to present segment information are identified on the basis of internal reports used by the Group’s management to allocate resources to the segments and assess their performance. An operating segment is a component of the Group that engages in business activities from which it earns revenues and incurs expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. Results of the operating segments are reviewed regularly by the Group’s executive officers comprising of Group Chief Executive Officer, Group Chief Operating Officer (from September 23, 2025) and Group Chief Financial Officer (up to September 22, 2025), which has been identified as the chief operating decision maker (CODM), to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available.

The Group has three reportable segments, i.e. air ticketing, hotels and packages and bus ticketing. In addition, the Group has made relevant entity-wide disclosures (refer note 6).

Segment results that are reported to the CODM include items directly attributable to a segment.

Revenue directly attributable to the segments is considered segment revenue. Income from tours and packages is measured on a gross basis and any commission earned on hotel reservations booked is recognized on a net basis as an agent on the date of check in. Segment revenue of air ticketing segment is measured on a net basis. Segment revenue of bus ticketing segment is measured on a net basis as an agent on the date of booking (also refer note 3 (j)). For the purposes of the CODM review, Adjusted Margin, the segment profitability measure, represents IFRS revenue after adding back customer inducement costs recorded as a reduction of revenue, and deducting service costs primarily relating to sales to customers where we act as the principal, for the relevant segment is a key operating metric, which is sufficient to assess performance and make resource allocation decisions.

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

(t)
New Accounting Standards Issued But Not Yet Adopted

Amendments to IFRS 9 and IFRS 7

On May 30, 2024, IASB has issued below amendments to the classification and measurement requirements in IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures. These amendments provide clarification on derecognition of a financial liability settled through electronic transfer, classification of financial assets and disclosure requirements w.r.t. investments in equity instruments designated at fair value through other comprehensive income. The effective date for adoption of these amendments are annual periods beginning on or after January 1, 2026, although early adoption is permitted. These amendments are applicable to the Group for annual reporting periods beginning on April 1, 2026. The Group has evaluated this amendment and there will be no material impact on its financial statements.

IFRS 18 – Presentation and Disclosures in Financial Statements

In April 2024, the IASB issued its new standard IFRS 18 – Presentation and Disclosures in Financial Statements that will replace IAS 1 – Presentation of Financial Statements. The new standard aims at improving how entities communicate in their financial statements. The standard will impact presentation and disclosure of the consolidated income statement with new defined categories being operating, investing and financing to provide a consistent structure. Disclosures about Management-defined Performance Measures (MPMs) will have to be disclosed in the financial statements with additional disclosures. The new standard will also provide guidance on grouping of information (aggregation/disaggregation). The effective date for adoption of this standard is annual periods beginning on or after January 1, 2027, although early adoption is permitted. This standard is applicable to the Group for annual reporting periods beginning on April 1, 2027. The Group is currently evaluating the impact of IFRS 18 on its financial statements.

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

6)
OPERATING SEGMENTS

The Group has three reportable segments, as described below, which are the Group’s main Lines of Business (LoBs). The LoBs offer different products and services, and are managed separately because the nature of products and services, and methods used to distribute the services are different. For each of these LoBs, the Group’s executive officers comprising of Group Chief Executive Officer, Group Chief Operating Officer (from September 23, 2025) and Group Chief Financial Officer (up to September 22, 2025) review internal management reports and are construed to be the Chief Operating Decision Maker (CODM). These LoBs assets, liabilities and expenses (other than service cost) are reviewed on an entity-wide basis by the CODM, and hence are not allocated to these LoBs. Adjusted Margin for each of these LoBs is reported to and reviewed by the CODM on a monthly basis.

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

Other operations of the Group primarily include income from sale of rail tickets, car bookings, advertisement income from hosting advertisements on its internet based platforms, fees for technical services from vendors, brand alliance fees, income from facilitating access to its internet based platforms to travel insurance companies and other agents, arranging foreign currency and other travel related ancillary services. None of these segments met the quantitative thresholds for reportable segments for any of the periods presented in these consolidated financial statements.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Information about reportable segments:

	Reportable segments
	Air ticketing			Hotels and packages			Bus ticketing			All other segments			Total
	For the year ended March 31
Particulars	2024	2025	2026	2024	2025	2026	2024	2025	2026	2024	2025	2026	2024	2025	2026
Revenue from external customers	201,246	241,529	239,948	435,542	520,411	533,063	92,693	119,361	145,271	53,043	97,035	125,709	782,524	978,336	1,043,991
Add: Customer inducement costs recorded as a reduction of revenue*	116,423	131,563	167,130	123,695	155,616	184,602	9,432	11,606	18,607	440	2,789	2,178	249,990	301,574	372,517
Less: Service cost	—	—	—	210,357	246,550	240,863	—	—	—	4,732	27,798	32,988	215,089	274,348	273,851
Adjusted Margin	317,669	373,092	407,078	348,880	429,477	476,802	102,125	130,967	163,878	48,751	72,026	94,899	817,425	1,005,562	1,142,657
Other income													770	317	2,043
Personnel expenses													(147,587)	(160,065)	(158,834)
Marketing and sales promotion expenses													(123,304)	(165,324)	(176,268)
Customer inducement costs recorded as a reduction of revenue*													(249,990)	(301,574)	(372,517)
Other operating expenses													(204,833)	(231,905)	(253,260)
Depreciation, amortization and impairment													(27,267)	(27,122)	(27,846)
Finance income													24,365	28,256	27,149
Finance costs													3,307	(32,191)	(104,756)
Share of profit (loss) of equity-accounted investees													52	(64)	(2)
Profit (loss) before tax													92,938	115,890	78,366

* For purposes of reporting to the CODM, the segment profitability measure i.e. Adjusted Margin represents IFRS revenue after adding back customer inducement costs recorded as a reduction of revenue and deducting service costs primarily relating to sales to customers where the Company acts as the principal, for the relevant segment.

Assets and liabilities are used interchangeably between segments and these have not been allocated to the reportable segments.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Geographical Information:

In presenting the geographical information, revenue is based on the geographical location of entity providing the services and assets are based on the geographical location of the assets.

	Revenue			Non-Current Assets*
	For the year ended March 31			As at March 31
Particulars	2024	2025	2026	2025	2026
India	739,652	922,616	944,409	636,989	589,724
South East Asia	14,210	16,753	52,232	4,683	5,405
United Arab Emirates	16,838	24,403	41,054	809	910
Others	11,824	14,564	6,296	213	628
Total	782,524	978,336	1,043,991	642,694	596,667

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

As per the Shareholders' Agreement (SHA), the founders (as defined in aforesaid SHA) of Savaari shall have the right but not the obligation to sell their shares held in Savaari to the Company as follows - one third of the shares on completion of three years from the date the acquisition and all the shares on completion of five years from the date of acquisition. The consideration will be based on valuation linked to future revenue and profitability of Savaari. Further, the Company shall have the right, but not the obligation, to call each of the Founders to transfer 100% of their holding in Savaari at the agreed floor valuation in case certain performance parameters are not met by Savaari for two consecutive quarters. Till the date of the Addendum, a derivative liability of USD 5,199 in respect of acquisition of these additional shares was recorded. Subsequent to the Addendum, since the Group had obtained control over Savaari, it had derecognised the derivative liability, discontinued equity method of accounting and a financial liability of USD 7,311 in respect of acquisition of these aforesaid mentioned shares had been recognized with corresponding debit to accumulated deficit as the selling shareholders still have access to the returns associated with the underlying ownership interest. The fair value of this financial liability was USD 9,421 as at March 31, 2026 (March 31, 2025: USD 12,396).

(c)
Acquisition of Happay

On November 18, 2024, the Group through one of its Indian subsidiaries entered into a Business Transfer Agreement ('BTA') with VA Tech Ventures Private Limited ('VA Tech'). As per the BTA, VA Tech has agreed to transfer its business related to travel and expense management solutions ('Happay') for a purchase consideration of USD 11,773. Pursuant to fulfilment of conditions as set out in the BTA, on February 1, 2025 ("Transfer Date/Acquisition Date"), the Group has settled the consideration of USD 11,197 and acquired Happay brand on a going concern basis along with its travel and expense management business and Happay's dedicated team has become employees of the Group.

Further, the Group was required to transfer additional consideration of USD 231 by August 31, 2025 if VA Tech completes novation/ assignment/ renewal of customer contracts representing more than 70% of the revenue of Happay in favour of the Company by May 31, 2025 and USD 345 within 30 days from the first anniversary date of Transfer Date, subject to deduction of any claim or some other amount which was outstanding and payable by the Company as per the terms of the BTA or any other account. Total additional consideration of USD 576 was classified as a contingent consideration and recognized as a financial liability as at March 31, 2025. Upon meeting the aforementioned conditions, the Company has transferred USD 231 in August, 2025 and USD 345 in March, 2026, to VA Tech.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Through this acquisition, the Group aims at providing an enhanced offering of travel and expense management services to corporate customers.

It was impracticable to determine the post-acquisition revenue and profit or loss of Happay, as the required financial information of Happay’s business was not identifiable and maintained separately hence the Group had not disclose the information regarding Happay’s revenue and profit or loss included in the Group’s statement of profit or loss, since the acquisition date. For the same reason, the consolidated revenue and profit of the Group including Happay for the year ending March 31, 2025, as if the acquisition of Happay had occurred on April 1, 2024, was also not disclosed.

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

The goodwill was attributable mainly to the skills and technical talent of Happay’s work force and the synergies expected to be achieved from integrating Happay into the Group’s existing corporate business. Goodwill is not expected to be deductible for income tax purposes.

(d)
Acquisition of Flamingo Transworld Private Limited

On March 9, 2026, the Group through one of its Indian subsidiaries acquired 51% equity voting stake in Flamingo Transworld Private Limited ('Flamingo'), a company engaged in the business of operating tours or travel services including escorted group tours for international as well as domestic destinations offering end-to-end travel services to its customers. This acquisition was conducted by entering into the Share Purchase Agreement ('SPA') for a cash consideration of USD 18,001.

Through this acquisition, the Group aims at providing an extensive offering of tours and packages to its customers.

The operations of Flamingo have been consolidated in the financial statements of the Group from March 9, 2026. In the year ended March 31, 2026, Flamingo contributed revenue of USD 4,637 and profit of USD 121 to the Group’s results.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

If the acquisition had occurred on April 1, 2025, management estimates that consolidated revenue would have been USD 1,091,587 and consolidated profit for the year ended March 31, 2026 would have been USD 52,653. In determining these amounts, management has assumed that the fair value adjustments that arose on the date of acquisition would have been the same if the acquisition had occurred on April 1, 2025.

The purchase price of the acquisition, net of USD 6,060 cash and cash equivalents acquired was USD 11,941.

Identifiable assets acquired and liabilities assumed

The acquisition was accounted for under the acquisition method of accounting in accordance with IFRS 3 "Business Combinations". The assets and liabilities of Flamingo were recorded at their fair value at the date of acquisition.

The purchase price was allocated based on management’s estimates and an independent appraisal of fair values as follows:

Property, plant and equipment	570
Intangible assets*	4,335
Other non-current assets	2,319
Current assets and liabilities, net (including cash and cash equivalents of USD 6,060)	3,468
Deferred tax liabilities	(811)
Total identifiable net assets acquired	9,881
Non-controlling interest (49%)	(4,842)
Goodwill	12,962
Total purchase price	18,001

* Intangible assets primarily includes brand/trade mark, customer relationship and technology related development cost.

The fair value of the current assets acquired includes trade receivables with a fair value of USD 370, equivalent to gross contractual amount receivable.

The goodwill was attributable mainly to the skills and technical talent of Flamingo’s work force and the synergies expected to be achieved from integrating Flamingo into the Group’s existing hotel and packages business. Goodwill is not expected to be deductible for income tax purposes.

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

	As at March 31
Particulars	2025	2026
Carrying amount of interests in associates	1,914	1,586

	For the year ended March 31
Particulars	2024	2025	2026
Company's share of loss in associates	(23)	(64)	(2)
Company's share of profit in joint venture	75	—	—
Company's share of other comprehensive income in associates	—	—	—
Company's share of other comprehensive income in joint venture	—	—	—
Company's share of total comprehensive income (loss)	52	(64)	(2)

As at June 12, 2025, the Company held a 12.59% equity interest in Pasajebus SpA, which was being accounted as an equity-accounted investee with a carrying amount of USD 170 on that date. On June 12, 2025, the Company ceased to have significant influence over Pasajebus SpA and therefore it ceased to be an associate of the Company and accordingly, the equity method accounting has been discontinued. The Company has recognised a gain of USD 1,361 as other income in the statement of profit or loss and other comprehensive income on account of discontinuation of equity method of accounting during the year ended March 31, 2026.

Further, from June 12, 2025, the Company considers investment in Pasajebus SpA as an other investment in equity securities measured at FVOCI.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

9)
OTHER INVESTMENTS

	As at March 31
Particulars	2025	2026
Financial assets measured at FVOCI
- Equity securities (refer note below and note 8)	—	12,106

Financial assets measured at FVTPL
- Equity securities	591	317
- Other securities	305	257

Financial assets measured at amortised cost
- Other securities	76	76
Total	972	12,756

On March 11, 2026, the Company has made an investment of USD 10,300 (1,484,586 Series C Preferred Stock), acquiring minority stake in Atlys Inc. (formerly Atlas Visa, Inc.) via subscription to Series C Preferred Stock.

The Group’s exposure to risks and fair value measurement is disclosed in note 4, 5 and 34.

10)
REVENUE

The Group's main revenue streams are air ticketing, hotel and packages and bus ticketing. Other revenue includes other travel services related to car and rail bookings, ancillary revenue and marketing alliances. Revenue from contract with customers is USD 1,043,991 during the year ended March 31, 2026 (March 31, 2025: USD 978,336, March 31, 2024: USD 782,524).

A. Disaggregation of revenue

The Group has three reportable segments, air ticketing, hotels and packages, and bus ticketing. The Group believes that the disaggregation based on the reportable segments best depicts how the nature, amount, timing and uncertainty of the Group's revenues and cash flows are affected by industry, market and other factors. (refer note 6 and 11)

B. Contract balances

The following table provides information about receivables, contract assets and contract liabilities from contracts with customers.

	As at March 31
	2025	2026
Receivables, which are included in ‘Trade and other receivables’	129,201	148,193
Contract assets	507	83

Contract liabilities and related payables	120,273	113,150
-Payable for deferred bookings	31,739	30,677
-Contract liabilities	88,534	82,473

Non-current	175	147
Current	120,098	113,003
Total contract liabilities and related payables	120,273	113,150

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

Contract liabilities primarily relate to advances received from customers for travel bookings. Payable for deferred bookings represents amounts collected from end customers for future services, which will be settled with travel service providers upon fulfilment of the booking obligations.

As at March 31, 2025, USD 85,272 (March 31, 2024: USD 66,794) of advance consideration received from customers for travel bookings was reported within contract liabilities, of which USD 69,274 (March 31, 2025: USD 57,612) was applied to revenue and USD 9,229 (March 31, 2025: USD 5,561) was refunded to customers during the year ended March 31, 2026. As at March 31, 2026, the related balance was USD 71,403, which is expected to be utilized within a period of one year.

Contract liabilities also consists of consideration allocated to customer loyalty programs and advances received from Global Distribution System (“GDS”) providers for bookings of airline tickets in future, which is deferred.

As at March 31, 2025, USD 3,262 (March 31, 2024: USD 2,435) of consideration allocated to customer loyalty programs, franchisee fees and advance received from GDS provider for booking of airline tickets in future which is deferred was reported within contract liabilities, of which USD 2,810 (March 31, 2025: USD 2,134) was applied to revenue and USD 56 (March 31, 2025: Nil) was refunded during the year ended March 31, 2026. As at March 31, 2026, the related balance was USD 11,070, which is expected to be utilized within a period of one year.

During the year ended March 31, 2026, the Company has segregated advances received from customers for travel bookings into two categories: Contract Liabilities and Payable for deferred bookings. This change has been made to enhance clarity, improve presentation, and to better reflect the nature of the obligations. Accordingly, the figures for the previous year have been reclassified to conform to the current year's presentation.

11)
OTHER REVENUE

	For the year ended March 31
Particulars	2024	2025	2026
Other travel services - car and rail booking	18,608	49,877	51,120
Marketing alliances - advertising and brand alliance	18,595	25,405	28,137
Ancillary services	14,258	19,143	43,937
Miscellaneous revenue	1,582	2,610	2,515
Total	53,043	97,035	125,709

12)
OTHER INCOME

	For the year ended March 31
Particulars	2024	2025	2026
Government grant received	356	56	47
Gain on discontinuation of equity accounted investment (refer note 8)	—	—	1,361
Gain on lease modification	12	20	63
Excess provision written back	125	127	89
Net gain on de-recognition of property, plant and equipment	132	61	141
Others	145	53	342
Total	770	317	2,043

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

13)
PERSONNEL EXPENSES

	For the year ended March 31
Particulars	2024	2025	2026
Wages, salaries and other employees benefits	100,222	111,011	121,160
Contributions to defined contribution plans	4,931	5,665	6,116
Expenses related to defined benefit plans (refer note 32)	1,354	2,314	3,243
Equity-settled share based payment (refer note 33)	36,963	36,018	22,976
Employee welfare expenses	4,117	5,057	5,339
Total	147,587	160,065	158,834

14)
OTHER OPERATING EXPENSES

	For the year ended March 31
Particulars	2024	2025	2026
Payment gateway and other charges	69,415	82,509	82,201
Outsourcing expenses	27,268	32,812	32,468
Website hosting charges	24,215	26,646	33,107
Travelling and conveyance	3,776	4,536	5,206
Communication	6,599	4,801	5,162
Technology and maintenance	7,411	8,252	10,786
Distribution costs	40,045	51,927	57,762
Legal and professional	5,120	5,988	7,812
Impairment provision for non-financial assets	10,047	—	—
Intangible assets written off	982	1,481	1,755
Miscellaneous expenses	9,955	12,953	17,001
Total	204,833	231,905	253,260

15)
DEPRECIATION, AMORTIZATION AND IMPAIRMENT

	For the year ended March 31
Particulars	2024	2025	2026
Depreciation	7,436	9,110	9,795
Amortization	19,809	18,012	18,051
Impairment of intangible assets	22	-	—
Total	27,267	27,122	27,846

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

16)
FINANCE INCOME AND COSTS

	For the year ended March 31
Particulars	2024	2025	2026
Interest income on term deposits measured at amortised cost	23,594	26,837	26,487
Change in fair value of financial asset measured at FVTPL	57	—	—
Other interest income	714	1,419	662
Finance income	24,365	28,256	27,149

Interest expense on financial liabilities measured at amortised cost	15,966	15,240	90,403
Change in carrying value of financial liabilities measured at amortised cost (refer note 28)	(30,578)	—	(30,578)
Change in fair value of financial liability measured at FVTPL	215	—	118
Change in fair value of financial asset measured at FVTPL	—	2	338
Net foreign exchange loss	7,600	13,348	41,284
Impairment loss on trade and other receivables	837	1,168	845
Interest expense on lease liabilities	1,783	1,697	1,454
Finance and other charges	870	736	892
Finance costs	(3,307)	32,191	104,756

Net finance income (costs) recognized in profit or loss	27,672	(3,935)	(77,607)

17)
INCOME TAX BENEFIT (EXPENSE)

Income tax recognised in profit or loss

	For the year ended March 31
Particulars	2024	2025	2026
Current tax expense
Current period	(2,344)	(2,569)	(8,678)
Adjustment for prior period	—	(187)	(40)
Current tax expense	(2,344)	(2,756)	(8,718)

Deferred tax benefit (expense)
Origination of temporary differences	9,148	7,139	17,508
Change in tax rate	—	(575)	—
Recognition of previously unrecognized tax losses	118,253	10,224	591
Utilization of previously recognized tax losses	(1,789)	(34,323)	(36,312)
Others	537	(325)	235
Deferred tax benefit (expense) (refer note 20)	126,149	(17,860)	(17,978)

Total	123,805	(20,616)	(26,696)

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Income tax recognized in other comprehensive income

	For the year ended March 31
	2024			2025			2026
Particulars	Before tax	Tax (expense) benefit	Net of tax	Before tax	Tax (expense) benefit	Net of tax	Before tax	Tax (expense) benefit	Net of tax
Foreign currency translation differences on foreign operations	(9,862)	—	(9,862)	(20,898)	—	(20,898)	(80,437)	—	(80,437)
Equity instruments at FVOCI - net change in fair value	—	—	—	(452)	—	(452)	275	—	275
Remeasurement of defined benefit liability	(1,212)	248	(964)	(839)	197	(642)	(571)	148	(423)
Total	(11,074)	248	(10,826)	(22,189)	197	(21,992)	(80,733)	148	(80,585)

	For the year ended March 31
	2024			2025			2026
Particulars	Before tax	Tax (expense) benefit	Net of tax	Before tax	Tax (expense) benefit	Net of tax	Before tax	Tax (expense) benefit	Net of tax
Issue of convertible notes (refer note 28)	—	—	—	—	—	—	295,939	(54,211)	241,728
Repurchase of convertible notes (refer note 28)	—	—	—	—	—	—	(840)	162	(678)
Total	—	—	—	—	—	—	295,099	(54,049)	241,050

Reconciliation of effective tax

	For the year ended March 31
Particulars	2024	2025	2026
Profit for the year	216,743	95,274	51,670
Less: Income tax benefit (expense)	123,805	(20,616)	(26,696)
Profit before tax	92,938	115,890	78,366

Income tax expense using the Company's domestic tax rate	(13,981)	(19,701)	(13,322)
Effect of tax rates in foreign jurisdictions	(9,608)	(11,954)	(12,016)
Non-deductible expenses	(420)	(412)	(721)
Tax exempt income	62	78	251
Change in estimates related to previous years	(482)	(678)	(40)
Utilization of previously unrecognised tax losses	533	6,540	884
Impact of change in tax laws	—	(575)	—
Change in unrecognised temporary differences	4	(325)	236
Current year losses for which no deferred tax asset was recognized	(1,389)	(2,834)	(2,145)
Recognition of previously unrecognised tax losses	118,253	10,224	591
Recognition of previously unrecognised temporary differences	33,057	—	—
Others	(2,224)	(979)	(414)
Income tax benefit (expense)	123,805	(20,616)	(26,696)

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

18)
PROPERTY, PLANT AND EQUIPMENT

Particulars	Land	Building (Owned)	Buildings (Right-of-use)	Computers	Furniture and Fixtures	Office Equipment	Motor Vehicles *	Leasehold Improvements	Capital Work- in-Progress	Total
Cost
Balance as at April 1, 2024	768	462	20,539	12,006	911	1,704	6,118	5,425	—	47,933
Acquisitions through business combination (refer note 7 (c))	—	—	—	54	5	4	—	—	—	63
Additions/adjustments	—	—	3,112	2,628	222	190	3,156	1,336	—	10,644
Disposals/adjustments	—	—	(958)	(1,386)	(2)	(73)	(798)	(146)	—	(3,363)
Effect of movements in foreign exchange rates	55	33	(490)	(307)	(25)	(17)	(170)	(137)	—	(1,058)
Balance as at March 31, 2025	823	495	22,203	12,995	1,111	1,808	8,306	6,478	—	54,219
Balance as at April 1, 2025	823	495	22,203	12,995	1,111	1,808	8,306	6,478	—	54,219
Acquisitions through business combination (refer note 7 (d))	—	79	—	16	171	106	198	—	—	570
Additions/adjustments	—	—	2,991	2,301	82	380	1,811	420	41	8,026
Disposals/adjustments	(417)	—	(1,294)	(1,522)	(12)	(142)	(1,480)	(403)	—	(5,270)
Effect of movements in foreign exchange rates	35	15	(1,910)	(1,161)	(92)	(110)	(759)	(540)	(2)	(4,524)
Balance as at March 31, 2026	441	589	21,990	12,629	1,260	2,042	8,076	5,955	39	53,021

Accumulated depreciation
Balance as at April 1, 2024	—	462	6,694	8,136	627	1,411	1,889	2,819	—	22,038
Depreciation for the year	—	—	4,383	1,953	109	136	1,703	826	—	9,110
Disposals/adjustments	—	—	(845)	(1,285)	(2)	(71)	(571)	(100)	—	(2,874)
Effect of movements in foreign exchange rates	—	33	(183)	(208)	(17)	(13)	(53)	(71)	—	(512)
Balance as at March 31, 2025	—	495	10,049	8,596	717	1,463	2,968	3,474	—	27,762
Balance as at April 1, 2025	—	495	10,049	8,596	717	1,463	2,968	3,474	—	27,762
Depreciation for the year	—	1	4,655	1,923	98	149	1,921	1,048	—	9,795
Disposals/adjustments	—	—	(734)	(1,445)	(11)	(129)	(940)	(304)	—	(3,563)
Effect of movements in foreign exchange rates	—	15	(1,067)	(761)	(61)	(92)	(321)	(340)	—	(2,627)
Balance as at March 31, 2026	—	511	12,903	8,313	743	1,391	3,628	3,878	—	31,367
Carrying amounts
As at April 1, 2024	768	—	13,845	3,870	284	293	4,229	2,606	—	25,895
As at March 31, 2025	823	—	12,154	4,399	394	345	5,338	3,004	—	26,457
As at April 1, 2025	823	—	12,154	4,399	394	345	5,338	3,004	—	26,457
As at March 31, 2026	441	78	9,087	4,316	517	651	4,448	2,077	39	21,654

Note: The Company has pledged certain items of property, plant and equipment against bank loans and various credit facilities (refer note 28).

* Out of the total additions in motor vehicles, USD 1,201 (March 31, 2025: USD 2,435) was financed thorough secured loan taken from banks (refer note 21).

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

19)
INTANGIBLE ASSETS AND GOODWILL

			Other intangible assets
Particulars	Goodwill	Technology Related Development Costs	Customer Relationship	Non- Compete	Brand / Trade Mark	Software	Others	Intangible assets under development*	Total
Cost
Balance as at April 1, 2024	832,045	74,190	9,721	861	121,689	4,665	2,841	2,767	1,048,779
Acquisitions through business combination (refer note 7 (c))	5,769	3,241	2,046	—	415	—	—	—	11,471
Additions/adjustments*	—	5,237	—	—	—	521	—	1,531	7,289
Disposals	—	(4,149)	—	—	—	(159)	(1,596)	(14)	(5,918)
Effect of movements in foreign exchange rates	(13,749)	(1,598)	(178)	(9)	(2,751)	(63)	(85)	(77)	(18,510)
Balance as at March 31, 2025	824,065	76,921	11,589	852	119,353	4,964	1,160	4,207	1,043,111
Balance as at April 1, 2025	824,065	76,921	11,589	852	119,353	4,964	1,160	4,207	1,043,111
Acquisitions through business combination (refer note 7 (d))	12,962	953	2,941	—	441	—	—	—	17,297
Additions/adjustments*	—	3,518	—	—	—	166	792	5,539	10,015
Disposals	—	(21,070)	—	—	—	—	—	(670)	(21,740)
Effect of movements in foreign exchange rates	(49,487)	(5,320)	(1,000)	(28)	(9,725)	(357)	(141)	(641)	(66,699)
Balance as at March 31, 2026	787,540	55,002	13,530	824	110,069	4,773	1,811	8,435	981,984
Accumulated amortization and impairment losses
Balance as at April 1, 2024	272,160	56,340	7,725	761	89,998	3,973	2,226	2,210	435,393
Amortization for the year	—	6,012	421	56	10,938	212	373	—	18,012
Disposals	—	(2,765)	—	—	—	(76)	(1,596)	—	(4,437)
Effect of movements in foreign exchange rates	—	(1,221)	(163)	(7)	(2,082)	(85)	(42)	(48)	(3,648)
Balance as at March 31, 2025	272,160	58,366	7,983	810	98,854	4,024	961	2,162	445,320
Balance as at April 1, 2025	272,160	58,366	7,983	810	98,854	4,024	961	2,162	445,320
Amortization for the year	—	5,623	605	19	10,544	890	370	—	18,051
Disposals	—	(19,315)	—	—	—	—	—	(670)	(19,985)
Effect of movements in foreign exchange rates	—	(3,925)	(624)	(25)	(8,494)	(337)	(108)	(134)	(13,647)
Balance as at March 31, 2026	272,160	40,749	7,964	804	100,904	4,577	1,223	1,358	429,739
Carrying amounts
As at April 1, 2024	559,885	17,850	1,996	100	31,691	692	615	557	613,386
As at March 31, 2025	551,905	18,555	3,606	42	20,499	940	199	2,045	597,791
As at April 1, 2025	551,905	18,555	3,606	42	20,499	940	199	2,045	597,791
As at March 31, 2026	515,380	14,253	5,566	20	9,165	196	588	7,077	552,245

* Represents addition of USD 9,057 (March 31, 2025: USD 6,768) to intangible assets under development, adjusted for amounts capitalized out of intangible assets under development amounting to USD 3,518 (March 31, 2025: USD 5,237).

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

The allocation of goodwill to the CGUs is as follows:

	As at March 31
Particulars	2025	2026
Air ticketing	220,112	200,403
Hotels and packages	205,490	199,667
Bus ticketing	122,375	111,418
Other units without significant goodwill	3,928	3,892
Total	551,905	515,380

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

	Air ticketing		Hotels and packages		Bus ticketing
	As at March 31		As at March 31		As at March 31
Particulars	2025	2026	2025	2026	2025	2026
Discount rate (pre-tax) p.a.	19.1%	16.8%	20.1%	16.9%	20.6%	17.2%
Discount rate (post-tax) p.a.	16.5%	15.7%	16.5%	15.7%	16.5%	15.7%
Terminal value growth rate	4.5%	4.5%	4.5%	4.5%	4.0%	4.0%
Adjusted margin growth rate	10.1% - 15.6%	8.0% - 14.0%	13.0% - 20.7%	13.3% - 17.0%	10.0% - 20.0%	9.0% - 24.0%
EBITDA margin* (5 years)	6.5% -7.0%	4.3% - 6.7%	17.5% - 21.9%	16.6% - 18.9%	19.9% - 26.1%	25.3% - 33.3%

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

Based on the above, no impairment was identified as at March 31, 2025 and March 31, 2026 as the recoverable value of the CGUs exceeded the carrying value. No reasonably possible change in any of the above key assumptions would cause the carrying amount of these CGUs to exceed their recoverable amount.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

20)
TAX ASSETS AND LIABILITIES

Unrecognized Deferred Tax Assets and Liabilities

Deferred tax assets have not been recognized in respect of the following items:

	As at March 31
Particulars	2025	2026
Deductible temporary differences	771	481
Long term capital loss	—	62,986
Tax losses carry forwards	10,905	11,111
Total	11,676	74,578

During the years ended March 31, 2024, 2025 and 2026, the Company did not recognize deferred tax assets on tax losses carried forward and other temporary differences related to some entities of the Group, because it is not probable that future taxable profits will be available against which these items can be utilized. However, deferred tax assets have been recognised only to the extent of deferred tax liabilities in such cases. The above tax losses (including unabsorbed depreciation) as at March 31, 2026 will expire at various dates ranging from 2026 to 2043 except for the tax losses and unabsorbed depreciation amounting to USD 5,541 (March 31, 2025: USD 4,233), which can be carried forward for an indefinite period.

As at March 31, 2026, no deferred tax liability was recognised on temporary difference of USD 3,276 (March 31, 2025: USD 2,909) related to investment in subsidiaries, as the Company controls the dividend policy of its subsidiary i.e. the Company controls the timing of reversal of the related taxable temporary differences and management is satisfied that they will not reverse in the foreseeable future.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Recognized Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities are attributable to the following:

	As at March 31
	2025	2026	2025	2026	2025	2026
Particulars	Assets		Liabilities		Net
Property, plant and equipment	1,406	1,547	(2,701)	(1,921)	(1,295)	(374)
Intangible assets, excluding goodwill	—	—	(4,406)	(2,132)	(4,406)	(2,132)
Trade and other receivables	974	904	—	—	974	904
Other current assets	2,965	2,688	—	—	2,965	2,688
Convertible notes	—	—	(2,367)	(46,297)	(2,367)	(46,297)
Employee benefits	3,428	3,999	—	—	3,428	3,999
Other current liabilities	1,666	1,853	—	—	1,666	1,853
Lease liabilities	3,465	2,565	—	—	3,465	2,565
Trade and other payables	859	792	—	—	859	792
Contract liabilities and related payables	513	615	—	—	513	615
Share based payments	24,534	25,377	—	—	24,534	25,377
Tax losses carry forwards	73,626	33,408	—	—	73,626	33,408
Others	—	—	(57)	(37)	(57)	(37)
Deferred tax assets/ (liabilities) before set off	113,436	73,748	(9,531)	(50,387)	103,905	23,361
Set off	(7,005)	(3,245)	7,005	3,245	—	—
Net deferred tax assets/(liabilities)	106,431	70,503	(2,526)	(47,142)	103,905	23,361

Movement in recognised deferred tax assets/(liabilities) during the year

Particulars	Balance as at April 1, 2024	Recognised in profit or loss	Recognised in other comprehensive income	Effects of movement in foreign exchange rates	Balance as at March 31, 2025
Property, plant and equipment	(1,813)	479	—	39	(1,295)
Intangible assets, excluding goodwill	(7,239)	2,681	—	152	(4,406)
Trade and other receivables	870	127	—	(23)	974
Other current assets	3,037	4	—	(76)	2,965
Convertible notes	(4,314)	1,947	—	—	(2,367)
Employee benefits	2,704	603	197	(76)	3,428
Other current liabilities	1,949	(237)	—	(46)	1,666
Lease liabilities	3,767	(211)	—	(91)	3,465
Trade and other payables	1,825	(930)	—	(36)	859
Contract liabilities and related payables	240	282	—	(9)	513
Share based payments	23,627	1,510	—	(603)	24,534
Tax losses carry forwards	99,953	(24,099)	—	(2,228)	73,626
Others	(43)	(16)	—	2	(57)
Total	124,563	(17,860)	197	(2,995)	103,905

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Movement in recognised deferred tax assets/(liabilities) during the year

Particulars	Balance as at April 1, 2025	Acquired in business combination	Recognised directly in equity	Recognised in profit or loss	Recognised in other comprehensive income	Effects of movement in foreign exchange rates	Balance as at March 31, 2026
Property, plant and equipment	(1,295)	71	—	783	—	67	(374)
Intangible assets, excluding goodwill	(4,406)	(1,059)	—	3,087	—	246	(2,132)
Trade and other receivables	974	—	—	18	—	(88)	904
Other current assets	2,965	—	—	(12)	—	(265)	2,688
Convertible notes	(2,367)	—	(54,049)	10,119	—	—	(46,297)
Employee benefits	3,428	—	—	785	148	(362)	3,999
Other current liabilities	1,666	177	—	175	—	(165)	1,853
Lease liabilities	3,465	—	—	(626)	—	(274)	2,565
Trade and other payables	859	—	—	11	—	(78)	792
Contract liabilities and related payables	513	—	—	158	—	(56)	615
Share based payments	24,534	—	—	3,229	—	(2,386)	25,377
Tax losses carry forwards	73,626	—	—	(35,721)	—	(4,497)	33,408
Others	(57)	—	—	16	—	4	(37)
Total	103,905	(811)	(54,049)	(17,978)	148	(7,854)	23,361

21)
TRADE AND OTHER RECEIVABLES

	As at March 31
Particulars	2025	2026
Trade and other receivables, net of provision	129,201	148,193
Security deposits, net of provision	12,148	12,323
Interest accrued	8,458	11,285
Due from employees	215	392
Total	150,022	172,193

Non-current	8,879	9,182
Current	141,143	163,011
Total	150,022	172,193

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

22)
CASH AND CASH EQUIVALENTS

		As at March 31
Particulars		2025	2026
Cash in hand		271	292
Funds in transit		85,727	67,149
Bank balances		177,507	243,131
Term deposits		245,393	114,254
Cash and cash equivalents in the Statement of Financial Position	(a)	508,898	424,826

Bank overdrafts used for cash management purposes	(b)	(536)	(822)
Cash and cash equivalents in the statement of Cash Flows	(a+b)	508,362	424,004

As of March 31, 2026, bank balances include USD 1,551 (March 31, 2025: USD 1,605) pledged against letters of credit and bank guarantees issued to various airlines and suppliers of hotel and other services.

Funds in transit represents the amount collected from customers through credit cards/net banking which is outstanding as at the year end and credited to Group’s bank accounts subsequent to the year end.

The Group’s exposure to currency risk, credit risk and interest rate risk along with sensitivity analysis for financial assets is disclosed in note 5 and 34.

23)
TERM DEPOSITS

	As at March 31
Particulars	2025	2026
Term deposits	254,416	358,001
Total	254,416	358,001

Non-current	2,130	17,704
Current	252,286	340,297
Total	254,416	358,001

As at March 31, 2026, term deposits amounting to USD 2,870 (March 31, 2025: USD 2,974) marked as lien with National Company Law Appellate Tribunal and USD 6,554 (March 31, 2025: USD 4,989) pledged mainly with banks against bank guarantees, bank overdraft facility and other facilities.

The Group’s exposure to credit risk and interest rate risk along with sensitivity analysis for financial assets is disclosed in note 5 and 34.

24)
OTHER CURRENT ASSETS

	As at March 31
Particulars	2025	2026
Advance to suppliers	144,324	109,120
Prepaid expenses	5,512	5,982
Other assets	3,095	2,552
Total	152,931	117,654
25)
OTHER NON-CURRENT ASSETS

	As at March 31
Particulars	2025	2026
Prepaid expenses	402	75
Total	402	75

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

26)
CAPITAL AND RESERVES

A. Share Capital and Share Premium

	Ordinary Shares			Class B Shares
Particulars	Number	Share capital	Share premium	Number	Share capital	Share premium
Balance as at April 1, 2024	70,114,575	35	943,297	39,667,911	20	1,217,920
Shares issued during the year on exercise of share based awards	1,479,937	1	42,228	—	—	—
Treasury shares acquired	(236,012)	-	-	—	—	—
Balance as at March 31, 2025	71,358,500	36	985,525	39,667,911	20	1,217,920

Balance as at April 1, 2025	71,358,500	36	985,525	39,667,911	20	1,217,920
Issue of ordinary shares	18,400,000	9	1,621,010	—	—	—
Shares issued during the period on exercise of share based awards	454,472	*	13,637	—	—	—
Repurchase of own shares	—	—	—	(34,372,221)	(17)	(1,123,954)
Treasury shares acquired	(1,450,000)	—	—	—	—	—
Balance as at March 31, 2026	88,762,972	45	2,620,172	5,295,690	3	93,966

* less than 1

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

On June 23, 2025, the Company completed the underwritten registered public offering ("offering") of its ordinary shares, pursuant to which Company issued 16,000,000 ordinary shares at a price of USD 90 per share. The offering resulted in gross proceeds of USD 1,440,000. Further, the underwriters exercised their option to purchase 2,400,000 additional ordinary shares from the Company at the offering price of USD 90 per share, resulting in additional gross proceeds of USD 216,000. The Company incurred offering related expenses of approximately USD 34,981, including underwriters commission.

On July 2, 2025, the Company completed the repurchase of 34,372,221 Class B shares from Trip.com pursuant to the Amended and Restated Share Repurchase Agreement dated June 23, 2025 between the Company and Trip.com. All of the 34,372,221 Class B shares repurchased from Trip.com by the Company have been cancelled on July 2, 2025.

During the year ended March 31, 2026, the Company purchased 1,450,000 (March 31, 2025: 236,012) ordinary shares pursuant to share repurchase plan from the open market at the prevailing market price amounting to USD 91,729 (March 31, 2025: USD 21,722).

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

In the event of liquidation of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company shall be distributed to the holders of Class B shares at par with ordinary shares in proportion to the number of shares held to the total ordinary shares (including Class B shares) outstanding as on that date

B. Nature and purpose of reserves

i. Foreign currency translation reserve

The translation reserve comprises foreign currency differences arising from the translation of the financial statements of the India, Singapore, Malaysia, Thailand, the United Arab Emirates, Peru, Colombia, Vietnam, Cambodia, the Kingdom of Saudi Arabia and Indonesia subsidiaries, from their respective functional currencies to the Company's presentation currency.

ii. Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of equity investments at FVOCI.

iii. Share-based payment reserve

Share based payment reserve comprises the value of equity-settled share based awards provided to employees including key management personnel, as part of their remuneration.

iv. Equity component of convertible notes

It represents equity component of convertible notes issued in the year ended March 31, 2021 and March 31, 2026. (refer note 28)

v. Treasury shares reserve

The treasury shares reserve comprises of the amount paid for repurchase of Parent Company’s ordinary shares. As at March 31, 2026 the Group held 1,686,012 shares (March 31, 2025: 236,012 shares) of the Parent Company's ordinary shares as treasury shares.

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

27)
EARNINGS PER SHARE (IN USD)

The following is the reconciliation of the earnings or loss attributable to ordinary shareholders (including Class B shareholders) and weighted average number of ordinary shares (including Class B shares) used in the computation of basic and diluted earnings (loss) per share for the year ended March 31, 2024, 2025 and 2026:

	For the year ended March 31
Particulars	2024	2025	2026
Earnings attributable to ordinary shareholders (including Class B shareholders) used in computing basic earnings per share (A)	216,801	95,101	51,804
Interest expense and changes in carrying amount of convertible notes due 2028, net of tax	(10,857)	—	(12,347)
Earnings attributable to ordinary shareholders (including Class B shareholders) used in computing diluted earnings per share (B)	205,944	95,101	39,457

Weighted average number of ordinary shares (including Class B shares) outstanding used in computing basic earnings per share (C)	111,094,561	112,592,774	101,966,362
Dilutive effect of conversion of convertible notes due 2028	5,934,810	—	5,934,810
Dilutive effect of share based awards	1,206,485	1,945,409	1,772,472
Weighted average number of ordinary shares (including Class B shares) outstanding used in computing dilutive earnings per share (D)	118,235,856	114,538,183	109,673,645

Earnings per share (in USD)
Basic (A/C)	1.95	0.84	0.51
Diluted (B/D)	1.74	0.83	0.36

For the year ended March 31, 2026, Nil (March 31, 2025: 5,934,810 and March 31, 2024: Nil) ordinary shares issuable on conversion of convertible notes due 2028, were excluded from the calculation of diluted weighted average number of ordinary shares as their effect would have been anti-dilutive.

For the year ended March 31, 2026, 9,160,437 ordinary shares issuable on conversion of convertible notes due 2030, were excluded from the calculation of diluted weighted average number of ordinary shares as their effect would have been anti-dilutive.

28)
LOANS AND BORROWINGS

This note provides information about the contractual terms of Group’s interest bearing loans and borrowings, which are measured at amortized cost. For more information about the Group’s exposure to interest rate, currency and liquidity risk, refer note 5 and 34.

	As at March 31
Particulars	2025	2026
Non-current liabilities
Secured bank loans	3,118	2,234
Lease liabilities	10,777	7,324
Convertible notes due 2028	—	201,199
Convertible notes due 2030	—	1,188,965
Non-current portion of loans and borrowings	13,895	1,399,722

	As at March 31
Particulars	2025	2026
Current liabilities
Current portion of secured bank loans	1,485	1,415
Current portion of lease liabilities	4,582	4,462
Current portion of convertible notes due 2028	216,075	—
Current portion of loans and borrowings	222,142	5,877

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

(A) Convertible notes due 2028

On February 9, 2021, the Company had issued USD 230,000 principal amount 0.00% convertible senior notes (the "Notes 2028") including USD 30,000 in aggregate principal amount of the Notes 2028 issued pursuant to the full exercise of the initial purchasers’ option to purchase additional Notes.

The Notes 2028 are convertible based upon an initial conversion rate of 25.8035 of the Company’s ordinary shares, par value USD 0.0005 per share (the “ordinary shares”) per USD 1,000 principal amount of Notes 2028 (equivalent to a conversion price of approximately USD 38.75 per ordinary share). The Notes 2028 will mature on February 15, 2028 ("maturity date"), unless earlier repurchased, redeemed or converted. The Notes 2028 will be convertible into ordinary shares, at the option of the holders, in integral multiples of USD 1,000 principal amount, at any time prior to the close of business on the second business day preceding February 15, 2028. Holders of the Notes 2028 have the right to require the Company to repurchase for cash all or part of their Notes 2028 on February 15, 2024 and February 15, 2026 (each, a “repurchase date”) at a repurchase price equal to 100% of the principal amount of the Notes 2028 to be repurchased, plus accrued and unpaid special interest, if any, to, but excluding, the relevant repurchase date ("Repurchase Right").

The conversion rate will be subject to adjustment upon the occurrence of certain specified events, but will not be adjusted for accrued and unpaid special interest, if any. In addition, in connection with a make-whole fundamental change or following the Company’s delivery of a notice of tax redemption, the Company will, in certain circumstances, increase the conversion rate for a holder who elects to convert its Notes 2028 “in connection with” such make-whole fundamental change or a notice of tax redemption, as the case may be. Further, the Company may, at its option, redeem the Notes 2028, in whole but not in part, following the occurrence certain tax law changes at a redemption price equal to 100% of the principal amount of the Notes 2028 to be redeemed, plus accrued and unpaid special interest, if any, to, but excluding, the redemption date (unless the redemption date falls after a special interest record date but on or prior to the special interest payment date to which such special interest record date relates, in which case the Company will instead pay the full amount of accrued and unpaid special interest, if any, to the holder of record as of the close of business on such special interest record date, and the redemption price will be equal to 100% of the principal amount of the Notes 2028 to be redeemed).

Upon the occurrence of a fundamental change, holders may require the Company to repurchase for cash all or any portion of their Notes 2028 at a fundamental change repurchase price equal to 100% of the principal amount of the Notes 2028 to be repurchased, plus accrued and unpaid special interest, if any, to, but excluding, the fundamental change repurchase date.

The Notes 2028 are general unsecured obligations of the Company. The Notes 2028 rank senior in right of payment to any of the Company’s indebtedness that is expressly subordinated in right of payment to the Notes 2028, rank equal in right of payment to any of the Company’s unsecured indebtedness that is not so subordinated, are effectively subordinated in right of payment to any of the Company’s secured indebtedness to the extent of the value of the assets securing such indebtedness and are structurally junior to all indebtedness and other liabilities of the Company’s subsidiaries.

The carrying amount of the liability component was calculated by measuring the fair value of a similar liability that does not have an associated conversion feature. The carrying amount of the equity component representing the conversion option was determined by deducting the fair value of the liability component from the initial proceeds and recorded as equity component of convertible notes in equity. The resulting discount, together with the allocated issuance costs, was accreted at an effective interest rate of 7.39% over the period from the issuance date to February 15, 2024, the earliest put date of the Notes 2028 representing the first date on which the amount could be required to be paid to the Notes holders.

On January 17, 2024, the Company notified holders of the Notes 2028, of the right, at the option of such holder, to require the Company to repurchase at par all of such holder’s Notes or any portion thereof that is an integral multiple of USD 1,000 principal amount for cash on February 15, 2024, or the Repurchase Right,

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

if properly tendered by the holders subject to the terms and conditions set forth. However, no notes were tendered for repurchase. The next repurchase date will be February 15, 2026 as per the agreement.

Consequent to first repurchase date i.e. February 15, 2024, the Company had adjusted the gross carrying amount of the Notes at the present value of the estimated future contractual cash flows that are discounted up to the next repurchase date at the original effective interest rate to reflect actual and revised estimated contractual cash flows. The difference of USD 30,578 between the gross carrying amount as at February 15, 2024 and revised gross carrying amount was recognised in statement of profit or loss as reversal of finance cost (refer note 16), being change in carrying value of financial liabilities measured at amortised cost during the year ended March 31, 2024. The revised carrying amount of the Notes was accreted up to the principal amount till next repurchase date on which the amount could be required to be paid to the Notes holders.

On January 12, 2026, the Company notified holders of the Notes 2028, of the right, at the option of such holder, to require the Company to repurchase at par all of such holder’s Notes 2028 or any portion thereof that is an integral multiple of USD 1,000 principal amount for cash on February 15, 2026 respectively, or the Repurchase Right, if properly tendered by the holders subject to the terms and conditions set forth. However, no Notes 2028 were tendered for repurchase. The Notes 2028 will now mature on February 15, 2028 as per the agreement.

Consequent to second repurchase date i.e. February 15, 2026, the Company had adjusted the gross carrying amount of the Notes 2028 at the present value of the estimated future contractual cash flows that are discounted up to the maturity date of Notes 2028 i.e. February 15, 2028 at the original effective interest rate to reflect actual and revised estimated contractual cash flows. The difference of USD 30,578 between the gross carrying amount as at February 15, 2026 and revised gross carrying amount was recognised in statement of profit or loss as reversal of finance cost (refer note 16), being change in carrying value of financial liabilities measured at amortised cost during the year ended March 31, 2026. The revised carrying amount of the Notes 2028 will be accreted up to the principal amount over a remaining period of 1.88 years representing the maturity date on which the amount could be required to be paid to the Notes holders.

(B) Convertible notes due 2030

Proceeds from issue of convertible notes due 2030	1,437,500
Issue expenses	(22,952)
Net proceeds	1,414,548
Amount classified as equity (net of allocated issue expense of USD 4,802) (refer note 26)	(295,939)
Interest accrued	74,401
Repurchase of convertible notes due 2030	(4,045)
Carrying amount of liability at March 31, 2026	1,188,965

On June 23, 2025, the Company issued USD 1,437,500 principal amount 0.00% convertible senior notes due 2030 (the “Notes 2030”) including USD 187,500 in aggregate principal amount of the Notes 2030 issued pursuant to the full exercise of the initial purchasers’ option to purchase additional Notes 2030. The Company incurred issuance related expense of approximately USD 22,952. The Notes 2030 will mature on July 1, 2030, unless redeemed, repurchased or converted prior to such date.

The Notes 2030 will be convertible into ordinary shares of the Company, at the option of the holders, in integral multiples of USD 1,000 principal amount, at any time prior to the close of business on the second business day preceding July 1, 2030. The Notes 2030 are convertible based upon an initial conversion rate of 8.2305 of the Company’s ordinary shares, par value USD 0.0005 per share (the “ordinary shares”) per USD 1,000 principal amount of Notes 2030 (equivalent to a conversion price of approximately USD 121.50 per ordinary share), subject to certain anti-dilution adjustments.

Holders of the Notes 2030 will have the right, at their option, to require the Company to repurchase for cash all or part of their Notes 2030, on July 3, 2028 at a repurchase price equal to 100% of the principal amount

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

of the Notes 2030 to be repurchased plus accrued and unpaid special interest, if any. In addition, upon the occurrence of a fundamental change, holders may require the Company to repurchase for cash all or any portion of their Notes at a fundamental change repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid special interest, if any, to, but excluding, the fundamental change repurchase date.

Further, at any time after July 10, 2028, and until maturity, the Company, at its option, may redeem for cash all or part of the Notes 2030, if:

(a) the Notes 2030 are “freely tradable” and all accrued and unpaid special interest, if any, has been paid in full, as of the date the Company sends the notice of redemption; and

(b) the last reported sale price of the Company’s ordinary shares has been at least 130% of the conversion price then in effect (i) on each of at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period ending on, and including, the trading day immediately prior to the date Company provides notice of redemption, and (ii) the trading day immediately preceding the date Company sends such notice.

The conversion rate will be subject to adjustment upon the occurrence of certain specified events, but will not be adjusted for accrued and unpaid special interest, if any. In addition, in connection with a make-whole fundamental change or following the Company’s delivery of a notice of tax redemption, optional redemption, cleanup redemption, the Company will, in certain circumstances, increase the conversion rate for a holder who elects to convert its Notes “in connection with” such make-whole fundamental change or a notice of tax redemption, optional redemption or cleanup redemption, as the case may be.

The Notes 2030 are compound financial instruments consisting of a financial liability and a conversion option with the holders that is classified as equity. Of the gross proceeds of USD 1,437,500, USD 1,136,759 was allocated to the liability component, representing the fair value of the liability component on initial recognition, calculated as the present value of the contractual principal and interest payments over the term of the Notes 2030 using a discount rate of 8.06%. The carrying amount of the liability component was calculated by measuring the fair value of a similar liability that does not have an associated conversion feature.

The carrying amount of the equity component of USD 300,741 representing the holders' conversion option, was determined by deducting the fair value of the liability component from the initial proceeds and recorded as equity component of convertible notes in equity. The transaction costs incurred were allocated to the liability and equity components in proportion to the allocation of the gross proceeds, with USD 18,150 allocated to the liability and USD 4,802 allocated to equity.

The present value of amount allocated to the liability component, net of transaction costs, of USD 1,118,609 will be accreted to the principal amount of the Notes 2030 from date of issuance to the earliest put date of Notes 2030, i.e. July 3, 2028, with an effective interest rate of 8.63%. The carrying amount as at March 31, 2026 will be accreted up to the principal amount over the remaining period of 2.51 years representing the earliest put date on which the amount could be required to be paid to the Notes 2030 holders.

A deferred tax liability of USD 54,211 for the taxable temporary difference arising from the difference between the initial carrying amount of the liability component of the Notes 2030 and the tax base was recognized with a corresponding charge directly to equity.

The Notes 2030 are general unsecured obligations of the Company. The Notes 2030 rank senior in right of payment to any of the Company’s indebtedness that is expressly subordinated in right of payment to the Notes 2030, rank equal in right of payment to any of the Company’s unsecured indebtedness that is not so subordinated, including the obligations under Convertible notes due 2028, effectively junior in right of payment to any of our future secured indebtedness to the extent of the value of the assets securing such indebtedness and are structurally junior to all indebtedness and other liabilities of the Company’s subsidiaries.

On December 8, 2025, the Company has repurchased Notes 2030 of principal amount USD 5,000 for an aggregate amount of USD 4,642 (including cost of repurchase of USD 5) (“repurchase price”). The repurchase price of USD 4,642 is allocated between the liability component and the equity component on the same basis that was used in the original allocation process. On the date of repurchase, the Company derecognised proportionate carrying amount of Notes 2030 of USD 4,045 and corresponding proportionate equity component of Notes 2030 of USD 840.

Terms and repayment schedule of secured bank loans, lease liabilities and convertible notes:

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

				As at March 31, 2025		As at March 31, 2026
Particulars	Currency	Interest rate	Year of maturity	Original value	Carrying amount	Original value	Carrying amount
Secured bank loans	INR	7%-10%	2025 - 2030	6,595	4,603	6,199	3,649
Lease liabilities	Multiple	2%-12%	2025 - 2029	45,091	15,359	43,963	11,786
Convertible notes due 2028	USD	7.39%	2028	230,000	216,075	230,000	201,199
Convertible notes due 2030	USD	8.63%	2028	-	-	1,432,500	1,188,965

The bank loans are secured over motor vehicles with a carrying amount of USD 4,029 as at March 31, 2026 (March 31, 2025: USD 5,264).

The information related to contractual maturities of lease liabilities is disclosed in note 34.

Credit facilities

The Group has fund based limits with various banks amounting to USD 28,379 as at March 31, 2026 (March 31, 2025: USD 32,901). As at March 31, 2026, the Group has drawn USD 822 (March 31, 2025: USD 536) against these limits.

As at March 31, 2026, the Group has non-fund based limits of USD 52,200 (March 31, 2025: USD 57,775) for bank guarantees, primarily in favour of International Air Transport Association ('IATA') and other suppliers from various banks, against any payment default by the Company. Against these limits, the Group has pledged certain bank balances, term deposits, property, plant and equipment [excluding land, building, motor vehicles and buildings (right of use)] and trade receivables ('security') of USD 130,365 (March 31, 2025: USD 167,228) of various subsidiaries. However, in case of default, enforcement of security is limited to the extent of amount due against withdrawn limits. As at March 31, 2026, the Parent Company has issued guarantees to banks in respect of credit facilities granted to one of its subsidiaries.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Reconciliation of movements of liabilities to cash flows arising from financing activities:

Changes in cash flows from financing activities

	Liabilities
	Secured bank loans	Lease liabilities	Convertible notes	Total
Balance as at April 1, 2023	2,667	16,379	216,118	235,164

Proceeds from bank loans	2,114	—	—	2,114
Repayment of bank loans	(1,009)	—	—	(1,009)
Acquired through business combination	—	115	—	115
Additions to lease liabilities	—	3,540	—	3,540
Adjustment due to modification/change in estimate	—	(26)	(30,578)	(30,604)
Payment of lease liabilities	—	(3,105)	—	(3,105)
Interest accrued	266	1,783	15,700	17,749
Interest paid	(266)	(1,783)	—	(2,049)
Effect of change in foreign exchange rates	(46)	(245)	—	(291)
Balance as at March 31, 2024	3,726	16,658	201,240	221,624

Proceeds from bank loans	2,435	—	—	2,435
Repayment of bank loans	(1,455)	—	—	(1,455)
Acquired through business combination	—	22	—	22
Additions to lease liabilities	—	2,958	—	2,958
Adjustment due to modification/change in estimate	—	(123)	—	(123)
Payment of lease liabilities	—	(3,763)	—	(3,763)
Interest accrued	405	1,697	14,835	16,937
Interest paid	(405)	(1,697)	—	(2,102)
Effect of change in foreign exchange rates	(103)	(393)	—	(496)
Balance as at March 31, 2025	4,603	15,359	216,075	236,037

Proceeds from bank loans	1,201	—	—	1,201
Repayment of bank loans	(1,778)	—	—	(1,778)
Proceeds from issuance of convertible notes	—	—	1,437,500	1,437,500
Convertible notes classified as equity	—	—	(300,741)	(300,741)
Direct cost incurred in relation to convertible notes (excluding equity component)	—	—	(18,150)	(18,150)
Repurchase of convertible notes	—	—	(4,045)	(4,045)
Additions to lease liabilities	—	2,849	—	2,849
Adjustment due to modification/change in estimate	—	(613)	(30,578)	(31,191)
Payment of lease liabilities	—	(4,688)	—	(4,688)
Interest accrued	300	1,454	90,103	91,857
Interest paid	(300)	(1,454)	—	(1,754)
Effect of change in foreign exchange rates	(377)	(1,121)	—	(1,498)
Balance as at March 31, 2026	3,649	11,786	1,390,164	1,405,599

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

29)
OTHER CURRENT LIABILITIES

	As at March 31
Particulars	2025	2026
Statutory liabilities	23,188	18,159
Employee related payables	8,250	8,375
Refund due to customers	51,011	52,634
Other liabilities (related to business combination) (refer notes below and 7 (b))	4,390	8,558
Total	86,839	87,726

(a) Other liabilities (related to business combination) - Simplotel Technologies Private Limited

As per the Shareholders' Agreement and Share Subscription and Purchase Agreement with the promoters of Simplotel Technologies Private Limited ("Simplotel"), on completion of three years from the date of acquisition, the promoter of Simplotel shall have the right but not the obligation to sell all the shares held by the promoter in Simplotel, in cash for an estimated consideration of USD 4,411, which represents its fair value as at the acquisition date of Simplotel. The consideration will be based on valuation linked to future revenue and profitability of Simplotel. The financial liability in respect of acquisition of these additional shares had been recognized with a corresponding debit to accumulated deficit in the consolidated statement of changes in equity as the promoter still has access to the returns associated with the underlying ownership interest. The fair value of this financial liability is USD 3,390 as at March 31, 2026 (March 31, 2025: USD 3,805).

(b) Other liabilities (related to business combination) - BookMyForex Private Limited

On September 10, 2025, the Group through one of its Indian subsidiary has entered into an agreement, as amended on September 29, 2025, with the founders of BookMyForex Private Limited ("BMF"). As per the agreement, the Group will acquire additional equity stake of 18.75% in BMF on or before September 30, 2026, for an estimated consideration of USD 2,533.

Since the risk and rewards associated with the additional equity stake has not been retained by the founders and it is a transaction with the shareholders of BMF, wherein the Group already exercises control, a financial liability of USD 2,533 in respect of acquisition of this additional equity stake has been recognized with a corresponding debit to non-controlling interest of USD 711 and accumulated deficit of USD 1,822 on the date of this agreement. The value of this financial liability is USD 2,396 as at March 31, 2026.

30)
OTHER NON-CURRENT LIABILITIES

	As at March 31
Particulars	2025	2026
Other liabilities (related to business combinations) (refer note 7 (b))	12,396	6,649
Total	12,396	6,649

31)
TRADE AND OTHER PAYABLES

	As at March 31
Particulars	2025	2026
Trade payables	91,237	83,901
Accrued expenses	55,762	51,876
Total	146,999	135,777

The Group's exposure to currency and liquidity risk related to trade and other payables is disclosed in note 5 and 34.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

32)
EMPLOYEE BENEFITS

	As at March 31
Particulars	2025	2026
Net defined benefit liability	12,033	13,545
Other long term employee benefit (liability for compensated absences)	2,672	2,932
Total employee benefit liabilities	14,705	16,477

	As at March 31
Particulars	2025	2026
Present value of unfunded obligation	12,033	13,545
Total	12,033	13,545

Defined Benefit Plan

The Group’s gratuity scheme for the employees of its Indian subsidiaries is a defined benefit plan. The plan in Q2T, Flamingo and Simplotel is funded, whereas plan for the rest of Indian subsidiaries is unfunded. Gratuity is paid as a lump sum amount to employees at retirement or termination of employment at an amount based on the respective employee’s eligible salaries and the years of employment with the Group.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

A. Movement in the net defined benefit liability

The following table shows a reconciliation from the opening balances to the closing balances for the net defined liability and its components:

Particulars	Defined benefit obligation		Fair value of plan assets		Net defined benefit liability
	As at March 31		As at March 31		As at March 31
	2025	2026	2025	2026	2025	2026
Opening balance	9,467	12,159	(151)	(126)	9,316	12,033
Acquired through business combination (refer note 7 (c) and 7 (d))	271	549	—	(549)	271	—

Included in profit or loss
Current service cost	1,687	2,034	—	—	1,687	2,034
Past service cost (credit)	—	533	—	—	—	533
Interest cost (income)	636	721	(9)	(45)	627	676
	2,323	3,288	(9)	(45)	2,314	3,243
Included in other comprehensive income
Remeasurement loss (gain) :
-Actuarial loss (gain) arising from :
-demographic assumptions	(20)	—	—	—	(20)	—
-financial assumptions	417	(223)	—	—	417	(223)
-experience adjustment	441	794	—	—	441	794
-Return on plan assets excluding interest income	—	—	1	—	1	—
	838	571	1	—	839	571
Effects of movement in foreign exchange rates	(259)	(1,262)	3	11	(256)	(1,251)
Other
Contribution by employer	—	—	(11)	(55)	(11)	(55)
Benefits paid	(481)	(1,028)	41	32	(440)	(996)
Closing balance	12,159	14,277	(126)	(732)	12,033	13,545

Represented by:

	As at March 31
Particulars	2025	2026
Net defined benefit liability	12,033	13,545
Net defined benefit assets	—	—
	12,033	13,545

B. Actuarial assumptions

Principal actuarial assumptions are given below:

As at March 31
Particulars	2025	2026
Discount rate (per annum)	6.4%-6.5%	6.4% - 7.3%
Future salary growth (per annum)	7.0%-12.0%	7.0% - 12.0%
Withdrawal rate	6.0%-25.0%	3.0% - 25.0%

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

C. Sensitivity analysis

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

	For the year ended March 31
Particulars	2025		2026
	Increase	Decrease	Increase	Decrease
Discount rate (1% movement)	(730)	822	(802)	898
Future salary growth (1% movement)	771	(703)	651	(634)
Withdrawal rate (5% movement)	(1,274)	2,788	(369)	453

D. Plan assets

Plan assets comprise the following:

	As at March 31
Particulars	2025	2026
Funds managed by the insurer	100%	100%

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

G. Expected benefit payments for the year ending:

Amount
March 31, 2027	1,963
March 31, 2028	2,518
March 31, 2029	2,115
March 31, 2030	2,538
March 31, 2031	2,497
Thereafter	11,350

H. The Group expects to pay USD 92 in contributions to its defined benefit plans in the next annual reporting period.

I. The weighted average duration of the defined benefit obligation is 4-13 years (March 31, 2025: 3-8 years).

33)
SHARE BASED PAYMENT

Description of the share based payment arrangements

As at March 31, 2025 and 2026, the Group had the following equity-settled share based payment arrangement programs:

a)
Share Incentive Plan
i)
Restricted Share Units (RSUs)

In 2010, the Group approved a share incentive plan in Mauritius, named the MakeMyTrip 2010 Share Incentive Plan (“Share Incentive Plan”). During the years ended March 31, 2024, 2025 and 2026, the Group granted restricted share units, or RSUs, under the plan to eligible employees. Each restricted share unit represents the right to receive one common share. The fair value of each restricted share unit is the market price of one common share of the Group on the date of grant.

Terms and Conditions of the RSUs

The terms and conditions relating to the RSUs grants under this Share Incentive Plan are given below:

Grant details	Number of instruments	Vesting conditions	Contractual life of RSUs
RSUs granted during the year ended March 31, 2024	829,578	Refer notes	4 – 8 years
RSUs granted during the year ended March 31, 2025	578,796	Refer notes	4 – 8 years
RSUs granted during the year ended March 31, 2026	284,853	Refer notes	4 – 8 years

Notes:

Of the RSUs granted during the year ended March 31, 2026:

- 210,347 (March 31, 2025: 301,167 and March 31, 2024: 571,784) RSUs have graded vesting over 4 years: 25% on the expiry of 12 months from the grant date, 25% on the expiry of 24 months from the grant date, 25% on the expiry of 36 months from the grant date, 25% on the expiry of 48 months from the grant date.

- Nil (March 31, 2025: Nil and March 31, 2024: 209,731) RSUs have 100% vesting on September 30, 2026 and Nil (March 31, 2025: 121,232 and March 31, 2024: Nil) RSUs have 100% vesting on September 30, 2027 and 68,078 (March 31, 2025: Nil and March 31, 2024: Nil) RSUs have 100% vesting during the quarter ended September 30, 2028. Further, the Group's estimate of the number of shares to be issued is adjusted upward or downward based upon the probability of achievement of the factors like Group performance of next three financial years and service condition. Maximum shares the employees are eligible to receive under this scheme are 150% of the total RSUs granted. During the year ended March 31, 2025, for the grants given in financial year ended March 31, 2022, there has been a upward adjustment of 138,615 number of RSUs based on the Group's performance for the financial year ended March 31, 2022, 2023 and 2024.

- 6,093 (March 31, 2025: 13,379 and March 31, 2024: Nil) RSUs were fully vested on expiry of six months from the grant date.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

- 335 (March 31, 2025: 4,403 and March 31, 2024: 48,063) RSUs were fully vested on the grant date.

- These RSUs can be exercised within a period of 48 months from the date of vesting or within a period of 6 months from the date of termination of employment, whichever is earlier.

The number and weighted average exercise price of RSUs under share incentive plan are as follows:

	Weighted Average Exercise Price per share (USD)	Number of Awards	Weighted Average Exercise Price per share (USD)	Number of Awards	Weighted Average Exercise Price per share (USD)	Number of Awards
	For the year ended March 31
Particulars	2024	2024	2025	2025	2026	2026
Outstanding at the beginning of the year	0.0005	7,773,744	0.0005	5,041,216	0.0005	4,364,948
Granted during the year	0.0005	829,578	0.0005	578,796	0.0005	284,853
Forfeited and expired during the year	0.0005	(178,993)	0.0005	(89,567)	0.0005	(163,251)
Exercised during the year	0.0005	(3,383,113)	0.0005	(1,165,497)	0.0005	(394,872)
Outstanding at the end of the year	0.0005	5,041,216	0.0005	4,364,948	0.0005	4,091,678
Exercisable at the end of the year	0.0005	2,234,132	0.0005	2,416,977	0.0005	2,938,490

The grant date fair value of RSUs granted during the year is in the range of USD 74.59 to USD 101.62 (March 31, 2025: USD 55.00 to USD 105.29 and March 31, 2024: USD 24.00 to USD 55.42).

The RSUs outstanding at March 31, 2026 have an exercise price per share of USD 0.0005 (March 31, 2025: USD 0.0005 and March 31, 2024: USD 0.0005) and a weighted average remaining contractual life of 3.2 years (March 31, 2025: 4.0 years and March 31, 2024: 4.3 years).

During the year ended March 31, 2026, share based payment expense recognized under personnel expenses (refer note 13) amounted to USD 22,838 (March 31, 2025: USD 35,927 and March 31, 2024: USD 36,936) for the RSUs granted under the Share Incentive Plan.

ii) Employee Stock Options (ESOPs)

In 2010, the Group approved a share incentive plan in Mauritius, named the MakeMyTrip 2010 Share Incentive Plan (“Share Incentive Plan”). Each ESOP represents the right to receive one hundred common equity shares of the Group. No options were granted during the years ended March 31, 2024, 2025 and 2026, respectively.

The number and weighted average exercise price of ESOPs under share incentive plan are as follows:

	Weighted Average Exercise Price per ESOP (USD)	Number of Awards	Weighted Average Exercise Price per ESOP (USD)	Number of Awards	Weighted Average Exercise Price per ESOP (USD)	Number of Awards
	For the year ended March 31
Particulars	2024	2024	2025	2025	2026	2026
Outstanding at the beginning of the year	2,229	18,502	2,229	15,813	2,229	12,668.6
Exercised during the year	2,229	(2,689)	2,229	(3,144.4)	2,229	(596.0)
Outstanding at the end of the year	2,229	15,813	2,229	12,668.6	2,229	12,072.6
Exercisable at the end of the year	2,229	15,813	2,229	12,668.6	2,229	12,072.6

The ESOPs outstanding at March 31, 2026 have an exercise price per option of USD 2,229 (March 31, 2025: USD 2,229 and March 31, 2024: USD 2,229) and a weighted average remaining contractual life of 3.7 years (March 31, 2025: 4.7 years and March 31, 2024: 1.4 years), after the extension of the expiry date of outstanding ESOPs during the year ended March 31, 2025.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

b) Employee Stock Option Plan 2015 ("Simplotel Plan 2015")

In 2015, Simplotel, one of the Group’s subsidiary, approved a share option plan in India, named the Employees Stock Option Plan 2015, hereinafter referred as "Simplotel Plan 2015". During the year ended March 31, 2026, 161 Simplotel Employee Stock Options ("Simplotel ESOP") (March 31, 2025: Nil, March 31, 2024: 192) were granted to employees. Each Simplotel ESOP represents the right to receive one equity share of Simplotel.

The number and weighted average exercise price of Simplotel ESOP under the Simplotel Plan 2015 are as follows:

	Weighted Average Exercise Price per Simplotel ESOP (USD)	Number of Awards	Weighted Average Exercise Price per Simplotel ESOP (USD)	Number of Awards	Weighted Average Exercise Price per Simplotel ESOP (USD)	Number of Awards
	For the year ended March 31
Particulars	2024	2024	2025	2025	2026	2026
Outstanding at beginning of the year	0.12	1,065	0.12	1,202	0.12	1,153
Granted during the year	0.12	192	—	—	—	161
Forfeited and expired during the year	0.12	(55)	0.12	(49)	0.11	(60)
Outstanding at the end of the year	0.12	1,202	0.12	1,153	0.11	1,254
Exercisable at the end of the year	0.12	949	0.12	992	0.11	1,032

Inputs for Measurement of Grant Date Fair Values of Simplotel ESOP Plan

	For the year ended March 31, 2024	For the year ended March 31, 2026
Fair value of ESOP and assumptions
Share price at grant date (USD)	442.90	447.77
Fair value at grant date (USD)	442.90	447.77
Exercise price (USD)	0.12	0.11
Expected volatility	46.50%	66.80%
Expected term	6 years	11-14 years
Expected dividends	-	-
Risk-free interest rate	7.60%	6.54% - 6.79%

During the year ended March 31, 2026, 161 Simplotel ESOPs (March 31, 2025: Nil, March 31, 2024: 192) have graded vesting over 4 years: 10% will vest on completion of one year from the grant date, remaining Simplotel ESOPs will equally vest quarterly thereafter in the remaining 3 years in the ratio of 20% in second year, 30% in third year and 40% in fourth year from the date of grant.

The Simplotel ESOPs outstanding at March 31, 2026 have an exercise price per Simplotel ESOP of USD 0.11 (March 31, 2025: USD 0.12, March 31, 2024:USD 0.12). The weighted average remaining contractual life of the Simplotel ESOPs granted under this plan is 10.1 years (March 31, 2025: 9.5 years, March 31, 2024: 10 years).

During the year ended March 31, 2026, share based payment expense recognized under personnel expenses (refer note 13) amounted to USD 9 (March 31, 2025: USD 22, March 31, 2024: USD 1), for the Simplotel ESOPs granted under Simplotel Plan 2015.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

c) Book My Forex Employees Stock Option Plan, 2022 ("BMF Plan 2022")

In 2022, BMF, one of the Group’s subsidiary, approved a plan in India, named it Book My Forex Employees Stock Option Plan, 2022, hereinafter referred as "BMF Plan 2022". During the year ended March 31 2026, 1,333 BMF Employee Stock Options ("BMF ESOPs") (March 31, 2025: 476, March 31, 2024: 2,490) were granted to employees. Each BMF ESOP represents the right to receive one equity share of BMF.

The number and weighted average exercise price of BMF ESOPs under the BMF Plan 2022 are as follows:

	Weighted Average Exercise Price per BMF ESOP (USD)	Number of Awards	Weighted Average Exercise Price per BMF ESOP (USD)	Number of Awards	Weighted Average Exercise Price per BMF ESOP (USD)	Number of Awards
	For the year ended March 31
Particulars	2024	2024	2025	2025	2026	2026
Outstanding at beginning of the year	—	—	0.12	2,490	0.12	2,717
Granted during the year	0.12	2,490	0.12	476	0.11	1,333
Forfeited and expired during the year	—	—	0.12	(249)	0.11	—
Outstanding at the end of the year	0.12	2,490	0.12	2,717	0.11	4,050
Exercisable at the end of the year	—	—	0.12	1,162	0.11	2,234

Inputs for Measurement of Grant Date Fair Values of BMF Plan 2022

	For the year ended March 31, 2024	For the year ended March 31, 2025	For the year ended March 31, 2026
Fair value of BMF ESOP and assumptions
Share price at grant date (USD)	16.65	16.65	8.07
Fair value at grant date (USD)	16.65	16.65	8.07
Exercise price (USD)	0.12	0.12	0.11
Expected volatility	46.40%	46.40%	42.50%
Expected term	6 years	6 years	2-3 years
Expected dividends	—	—	—
Risk-free interest rate	7.32%	7.32%	5.91% - 6.08%

Notes:

Of the BMF ESOPs granted during the year ended March 31, 2026:

-Nil (March 31, 2025: Nil, March 31, 2024: 1,992) BMF ESOPs have graded vesting over 2 years: 50% will vest on completion of one year from the grant date and remaining 50% will vest on completion of two years from the grant date.

-1,333 (March 31, 2025: 476, March 31, 2024: 498) BMF ESOPs have graded vesting over 3 years: one third will vest on completion of one, two and three years from the grant date respectively.

The BMF ESOPs outstanding at March 31, 2026 have an exercise price per BMF ESOP of USD 0.11 (March 31, 2025: USD 0.12, March 31, 2024: USD 0.12). The weighted average remaining contractual life of the BMF ESOPs granted under this plan is 11.9 years (March 31, 2025: 11.7 years, March 31, 2024: 10.6 years).

During the year ended March 31, 2026, share based payment expense recognized under personnel expenses (refer note 13) amounted to USD 4 (March 31, 2025: USD 7, March 31, 2024: USD 26), for the BMF ESOPs granted under BMF Plan 2022.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

d) Savaari Car Rentals Private Limited Employee Stock Option Plan

i. 2013 Employee Stock Option Plan ("Savaari Plan 2013")

In 2013, Savaari, one of the Group’s subsidiary (refer note 7 (b)), approved a share option plan in India, named it 2013 Employee Stock Option Plan, hereinafter referred as "Savaari Plan 2013". Each Savaari ESOP represents the right to receive one equity share of Savaari. No Savaari ESOPs were granted during the year ended March 31, 2024, 2025 and 2026 under this plan.

The number and weighted average exercise price of Savaari ESOPs under the Savaari Plan 2013 are as follows:

	Weighted Average Exercise Price per Savaari ESOP (USD)	Number of Awards	Weighted Average Exercise Price per Savaari ESOP (USD)	Number of Awards	Weighted Average Exercise Price per Savaari ESOP (USD)	Number of Awards
	For the year ended March 31
Particulars	2024	2024	2025	2025	2026	2026
Outstanding at the date of acquisition / Outstanding at beginning of the year	0.01	30,710	0.01	30,685	0.01	7,895
Forfeited and expired during the year	0.01	(25)	0.01	(8,689)	0.01	—
Exercised during the year*	—	—	0.01	(14,101)	0.01	(1,603)
Outstanding at the end of the year	0.01	30,685	0.01	7,895	0.01	6,293
Exercisable at the end of the year	0.01	30,637	0.01	7,895	0.01	6,293

The Savaari ESOPs outstanding at March 31, 2026 have an exercise price per Savaari ESOP of USD 0.01 (March 31, 2025: USD 0.01, March 31, 2024: USD 0.01). The weighted average remaining contractual life of the Savaari ESOPs granted under this plan is 4 years (March 31, 2025: 5 years, March 31, 2024: 6.1 years).

* Savaari has settled 15,704 Savaari ESOPs for a consideration of USD 122.

ii. Employee Stock Option Plan-2024 ("Savaari Plan 2024")

During the year ended March 31, 2026 , Savaari, one of the Group’s subsidiary, approved a share option plan in India, named it Employee Stock Option Plan-2024, hereinafter referred as "Savaari Plan 2024". Each Savaari 2024 ESOP represents the right to receive one equity share of Savaari. During the year ended March 31, 2026, 4,800 Savaari 2024 ESOPs (March 31, 2025: 23,308) were granted under this plan.

The number and weighted average exercise price of Savaari 2024 ESOPs under the Savaari Plan 2024 are as follows:

	Weighted Average Exercise Price per Savaari 2024 ESOP (USD)	Number of Awards	Weighted Average Exercise Price per Savaari 2024 ESOP (USD)	Number of Awards
	For the year ended March 31
Particulars	2025	2025	2026	2026
Outstanding at beginning of the year	—	—	0.01	18,150
Granted during the year	0.01	23,308	0.01	4,800
Forfeited and expired during the year	0.01	(5,158)	0.01	(500)
Outstanding at the end of the year	0.01	18,150	0.01	22,450
Exercisable at the end of the year	—	—	—	6,549

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Inputs for Measurement of Grant Date Fair Values of Savaari Plan 2024

	For the Year Ended March 31, 2025	For the Year Ended March 31, 2026
Fair value of Savaari 2024 ESOP and assumptions
Share price at grant date (USD)	16.48	13.81
Fair value at grant date (USD)	16.48	13.81
Exercise price (USD)	0.01	0.01
Expected volatility	37.32%	50.10%
Expected term	5 years	3.55 years
Expected dividends	—	—
Risk-free interest rate	6.47%	6.01%

Notes:

Of the Savaari 2024 ESOPs granted during the year ended March 31, 2026:

-Nil (March 31, 2025: 1,650) Savaari 2024 ESOPs have 100% vesting on completion of one year from the grant date.

-4,800 (March 31, 2025: 21,658) Savaari 2024 ESOPs have graded vesting over 5 years: 20% on the expiry of 12 months from the grant date, 20% on the expiry of 24 months from the grant date, 20% on the expiry of 36 months from the grant date, 20% on the expiry of 48 months from the grant date, 20% on the expiry of 60 months from the grant date.

The Savaari 2024 ESOPs outstanding at March 31, 2026 have an exercise price per Savaari 2024 ESOP of USD 0.01 (March 31, 2025: USD 0.01). The weighted average remaining contractual life of the Savaari 2024 ESOPs granted under this plan is 7.7 years (March 31, 2025: 7.5 years).

During the year ended March 31, 2026, share based payment expense recognized under personnel expenses (refer note 13) amounted to USD 125 (March 31, 2025: USD 62) for the Savaari 2024 ESOPs granted under Savaari Plan 2024.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

34)
FINANCIAL INSTRUMENTS

a) Credit Risk

Exposure to Credit Risk

The carrying amount of financial assets and contract assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was as follows:

	As at March 31
Particulars	2025	2026
Contract assets	507	83
Trade and other receivables	150,022	172,193
Term deposits	254,416	358,001
Cash and cash equivalents (except cash in hand)	508,627	424,534
Total	913,572	954,811

The cash and cash equivalents and term deposits are mainly held with banks, which are rated A-1+, A-1, A-3, AA+, A+, A-, BBB+, BBB, BBB-, based on ratings by rating agency: S&P Global. The Group considers that its cash and cash equivalents and term deposits have low credit risk based on the external credit ratings of the counterparties.

The maximum exposure to credit risk for trade and other receivables and contract assets at the reporting date, categorised by type of counterparty was as follows:

	As at March 31
Particulars	2025	2026
Airlines	35,212	31,669
Corporate customers	81,818	104,244
Retail customers	2,304	3,886
Deposits with hotels and others	12,148	12,323
Others	19,047	20,154
Total	150,529	172,276

Impairment Losses

The Group uses a provision matrix to compute the expected credit loss allowance for contract assets and trade and other receivables. The provision matrix takes into account available external and internal credit risk factors such as credit default and the Group's historical experience with customers.

The age of trade and other receivables and contract assets at the reporting date was as follows:

	As at March 31
	2025		2026
Particulars	Gross	Impairment	Gross	Impairment
Not past due	84,968	—	91,672	—
Past due 0-30 days	28,649	—	46,282	—
Past due 30-90 days	22,846	—	22,628	—
Past due 90-180 days	7,647	—	7,047	—
More than 180 days	10,271	3,852	7,930	3,283
Total	154,381	3,852	175,559	3,283

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

The movement in the allowance for impairment in respect of trade and other receivables and contract assets during the year was as follows:

	For the year ended March 31
Particulars	2025	2026
Balance at the beginning of the year	3,199	3,852
Allowance for impairment	1,168	845
Amounts written off against the allowance	(464)	(1,158)
Effects of movement in exchange rate	(51)	(256)
Balance at the end of the year	3,852	3,283

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

b) Liquidity risk

The following are the remaining contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

As at March 31, 2025

Non-derivative financial liabilities	Carrying amount	Contractual cash flows*	6 months or less	6 -12 months	1 -2 years	2 -5 years	More than 5 years
Convertible notes due 2028	216,075	230,000	—	230,000	—	—	—
Bank overdraft	536	536	536	—	—	—	—
Lease liabilities	15,359	18,291	3,123	2,963	5,368	6,837	—
Secured bank loans	4,603	5,332	942	895	1,440	2,055	^
Trade and other payables	146,999	146,999	146,999	—	—	—	—
Other liabilities (related to business combinations)	16,786	16,786	—	4,390	—	12,396	—
Payable for deferred bookings	31,739	31,739	31,739	—	—	—	—
Refund due to customers	51,011	51,011	51,011	—	—	—	—
Total	483,108	500,694	234,350	238,248	6,808	21,288	^

Notes: ^ less than 1

* Represents undiscounted cash flows of principal and interest.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

As at March 31, 2026

Non-derivative financial liabilities	Carrying amount	Contractual cash flows*	6 months or less	6 -12 months	1 -2 years	2 -5 years	More than 5 years
Convertible notes due 2028	201,199	230,000	—	—	230,000	—	—
Convertible notes due 2030	1,188,965	1,432,500	—	—	—	1,432,500	—
Bank overdraft	822	822	822	—	—	—	—
Lease liabilities	11,786	13,450	2,969	2,566	4,598	3,317	—
Secured bank loans	3,649	4,163	871	813	1,249	1,230	^
Trade and other payables	135,777	135,777	135,777	—	—	—	—
Other liabilities (related to business combinations)	15,207	15,207	5,786	2,772	—	6,649	—
Payable for deferred bookings	30,677	30,677	30,677	—	—	—	—
Refund due to customers	52,634	52,634	52,634	—	—	—	—
Total	1,640,716	1,915,230	229,536	6,151	235,847	1,443,696	^

Notes: ^ less than 1

* Represents undiscounted cash flows of principal and interest.

The balanced view of liquidity and financial indebtedness (excluding lease liabilities) is stated in the table below:

	As at March 31
Particulars	2025	2026
Cash and cash equivalents, net of bank overdraft	508,362	424,004
Term deposits	254,416	358,001
Loans and borrowings	(220,678)	(1,393,813)
Net cash position	542,100	(611,808)

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

The Group’s exposure to foreign currency risk was based on the following amounts as at the reporting dates (in equivalent USD) was as follows:

Between USD and INR

	As at March 31
Particulars	2025	2026
Trade and other receivables	4,105	716
Trade and other payables	(201,045)	(226,582)
Cash and cash equivalents	76	131
Net exposure	(196,864)	(225,735)

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Between AED and INR

	As at March 31
Particulars	2025	2026
Trade and other receivables	40,281	5,904
Trade and other payables	(1,341)	(24,579)
Cash and cash equivalents	20	28
Net exposure	38,960	(18,647)

Between INR and AED

	As at March 31
Particulars	2025	2026
Trade and other receivables	80,388	75,158
Net exposure	80,388	75,158

The following significant exchange rates have been applied during the year and as at year end:

	Average exchange rate per unit		Reporting date rate per unit
	For the year ended March 31		As at March 31
Particulars	2025	2026	2025	2026
INR to USD	0.0118	0.0113	0.0117	0.0107
INR to AED	0.0434	0.0395	0.0430	0.0391
AED to INR	23.0235	25.2845	23.2684	25.5578

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

	For the year ended March 31
Particulars	2025	2026
	Profit or loss
10% strengthening of USD against INR	(19,686)	(22,574)
10% strengthening of AED against INR	3,896	(1,865)
10% strengthening of INR against AED	8,039	7,516

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Fair values

Fair Values versus Carrying Amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

		As at March 31, 2025		As at March 31, 2026
Particulars	Note	Carrying amount	Fair value	Carrying amount	Fair value

Financial assets measured at fair value
Other investments - equity securities (FVOCI)	9	—	—	12,106	12,106
Other investments - equity securities (FVTPL)	9	591	591	317	317
Other investments - other securities (FVTPL)	9	305	305	257	257
		896	896	12,680	12,680

Financial assets not measured at fair value (amortised cost)
Trade and other receivables	21	150,022	150,022	172,193	172,193
Term deposits	23	254,416	254,416	358,001	358,001
Cash and cash equivalents	22	508,898	508,898	424,826	424,826
Other investments - other securities	9	76	76	76	76
		913,412	913,412	955,096	955,096

Financial liabilities measured at fair value
Other liabilities (related to business combinations)	29,30	16,786	16,786	12,811	12,811
		16,786	16,786	12,811	12,811

Financial liabilities not measured at fair value (amortised cost)
Secured bank loans	28	4,603	4,603	3,649	3,649
Bank overdraft	22	536	536	822	822
Trade and other payables	31	146,999	146,999	135,777	135,777
Refund due to customers	29	51,011	51,011	52,634	52,634
Other liabilities (related to business combination)	29	—	—	2,396	2,396
Convertible notes due 2028	28	216,075	214,262	201,199	199,949
Convertible notes due 2030	28	—	—	1,188,965	1,210,798
Payable for deferred bookings	10	31,739	31,739	30,677	30,677
		450,963	449,150	1,616,119	1,636,702

The fair value measurements of financial assets and liabilities reported above have been categorized as Level 1 and Level 3 fair values based on the inputs to the valuation techniques used.

Fair value of trade and other receivables, term deposits, cash and cash equivalents, bank overdraft, trade and other payables, refund due to customers, other liabilities (related to business combination) and payable for deferred bookings reasonably approximates to its carrying amount.

The fair value of convertible notes due 2028 and due 2030 is determined using discounted cash flows. The valuation model considers the present value of expected payments, discounted using a risk-adjusted discount rate.

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
•
Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	As at March 31, 2025
Particulars	Level 1	Level 2	Level 3	Total

Other investments - equity securities (FVTPL)	—	—	591	591
Other investments - other securities (FVTPL)	305	—	—	305
Total	305	—	591	896
Other liabilities (related to business combinations)	—	—	16,786	16,786
Total	—	—	16,786	16,786

	As at March 31, 2026
Particulars	Level 1	Level 2	Level 3	Total

Other investments - equity securities (FVOCI)	—	—	12,106	12,106
Other investments - equity securities (FVTPL)	317	—	—	317
Other investments - other securities (FVTPL)	257	—	—	257
Total	574	—	12,106	12,680
Other liabilities (related to business combinations)	—	—	12,811	12,811
Total	—	—	12,811	12,811

During the year ended March 31, 2026, other investments - equity securities (FVTPL) with carrying amount of USD 591 was transferred from Level 3 to Level 1, because the quoted price in the market of such equity securities are now available on regular basis from September 2025 onwards. There were no other transfers between Level 1, Level 2 and Level 3 other than aforementioned transfer as at March 31, 2026 and March 31, 2025.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Reconciliation of Level 3 fair values

The following tables show a reconciliation from the opening balances to the closing balances for Level 3 fair value:

	As at March 31, 2025
Particulars	Other liabilities (related to business combinations)	Other investments (equity securities-FVOCI)	Other investments (equity securities - FVTPL)

Opening balances	12,438	452	591
Acquired in business combinations (refer note 7 (b))	576	—	—
Total gains and losses recognized in:
—other comprehensive income
—net change in fair value	—	(452)	—
—foreign currency translation reserve	9	—	—
—effect of movements in foreign exchange rates	(309)	—	—
—accumulated deficit	4,072	—	—
Closing balances	16,786	—	591

	As at March 31, 2026
Particulars	Other liabilities (related to business combinations)	Other investments (equity securities-FVOCI)	Other investments (equity securities - FVTPL)

Opening balances	16,786	—	591
Addition due to discontinuation of equity accounted associate (refer note 8)	—	1,531	—
Acquisition during the year	—	10,300	—
Transfer out of Level 3 to Level 1			(591)
Total gains and losses recognized in:
—other comprehensive income
—net change in fair value	—	275	—
—foreign currency translation reserve	(1,451)	—	—
—effect of movements in foreign exchange rates	(19)	—	—
—accumulated deficit	(1,939)	—	—
Payment during the period (refer note 7 (c))	(566)	—	—
Closing balances	12,811	12,106	—

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Valuation Techniques and significant unobservable inputs

The following table shows the valuation techniques used in measuring Level 3 fair values as at March 31, 2025 and March 31, 2026, as well as the significant unobservable inputs used.

Financial Instruments measured at fair value:

Type	Valuation technique	Significant unobservable inputs	Inter- relationship between significant unobservable inputs and fair value measurement
Other investments - equity securities (FVTPL)	Market comparison technique: The valuation model is based on market multiple derived from quoted prices of companies comparable to the investee.	Net revenue multiple: March 31, 2025: 3.7 - 4.8	The estimated fair value would increase (decrease) if: – the net revenue multiple was higher (lower)
Other investments - equity securities (FVOCI) - Pasajebus SpA	Market comparison technique: The valuation model is based on market multiple derived from quoted prices of companies comparable to the investee.	Net revenue multiple: 2 Net EBITDA multiple: 9.6	The estimated fair value would increase (decrease) if: – the net revenue multiple was higher (lower) – the net EBITDA multiple was higher (lower)
Other investments - equity securities (FVOCI) - Atlas Visa, Inc.	Price of recent transaction	Not applicable (N.A.)	N.A.
Other liabilities (related to business combinations) - Simplotel

Monte Carlo Simulation (MCS): The valuation model incorporates assumptions as to volatility, risk free interest rate, discount rate, revenue and earnings before interest, tax, depreciation and amortisation (EBITDA).

Volatility: March 31, 2025: 23.2% - 48.0%
Risk free interest rate: March 31, 2025: 6.60%
Discount rate: March 31, 2025: 13.3% - 19%
Revenue for 12 months ended on March 31, 2026: USD 2,579 (March 31, 2025 (Revenue for 12 months ended September 30, 2025) : USD 3,054)
EBITDA for 12 months ended on March 31, 2026: USD 474 (March 31, 2025 (EBITDA for 12 months ended September 30, 2025): USD 385)

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

Volatility: 17.9% - 42.1% (March 31, 2025: 22.3% - 40.5%)
Risk free interest rate: 6.55% (March 31, 2025: 6.55%)
Discount rate: 15.0%-20.0% (March 31, 2025: 17.4%-25.0%)
Net revenue - USD 6,713 - USD 10,446 (March 31, 2025: USD 9,217 - USD 14,575)
Servicing margin - USD 1,032 - USD 1,576 (March 31, 2025: USD 1,424 - USD 2,199)
Profit before tax - USD 879 - USD 1,633 (March 31, 2025: USD 2,124 - USD 4,345)
Financial parameters - N.A. (March 31, 2025: USD 4,549 - USD 6,656)

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

Notes: * Other financial assets include trade and other receivables, term deposits, cash and cash equivalents, and other investments-other securities. Other financial liabilities include secured bank loans, bank overdraft, trade and other payables, refund due to customers, payable for deferred bookings, convertible notes, other liabilities (related to business combinations) and lease liabilities.

Sensitivity Analysis

Other liabilities (related to business combination) - Simplotel

For the fair values of other liabilities (related to business combinations) - Simplotel, reasonably possible changes in significant unobservable inputs at the reporting date, holding other inputs constant, would have the following effects:

	For the year ended March 31, 2025		For the year ended March 31, 2026
	Equity		Equity
	Increase	Decrease	Increase	Decrease
Volatility (1% Movement)	(10)	10	N.A.	N.A.
Risk free interest rate (1% Movement)	7	(8)	N.A.	N.A.
Discount rate (0.5% Movement)	3	(3)	N.A.	N.A.
Revenue for 12 months ended September 30, 2025 (1% Movement)	(15)	14	N.A.	N.A.
Revenue for 12 months ended March 31, 2026 (1% Movement)	N.A.	N.A.	(34)	34
EBITDA for 12 months ended September 30, 2025 (1% Movement)	(1)	1	N.A.	N.A.
EBITDA for 12 months ended March 31, 2026 (1% Movement)	N.A.	N.A.	—	—

Other liabilities (related to business combination) - Savaari

For the fair values of other liabilities (related to business combinations) - Savaari, reasonably possible changes in significant unobservable inputs at the reporting date, holding other inputs constant, would have the following effects:

	For the year ended March 31, 2025		For the year ended March 31, 2026
	Equity		Equity
	Increase	Decrease	Increase	Decrease
Volatility (1% Movement)	81	(86)	50	(51)
Risk free interest rate (1% Movement)	143	(163)	38	(40)
Discount rate (0.5% Movement)	377	(352)	48	(48)
Net revenue (1% Movement)	(57)	69	(159)	157
Servicing margin (1% Movement)	(17)	17	(16)	16
Profit before tax (1% Movement)	(22)	22	(13)	13
Financial parameters (0.25% Movement)	(834)	1,781	N.A.	N.A.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

Note: Except for Other liabilities (related to business combinations) – Simplotel and Savaari, reasonably possible changes in significant unobservable inputs for the other financial instruments measured at fair value would not result in a significant change in their fair values as at the reporting date.

35)
CAPITAL COMMITMENTS

Estimated amount of contracts remaining to be executed on capital account and not provided for (net of advances) aggregate to USD 521 as at March 31, 2026 (March 31, 2025: USD 90).

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

	As at March 31
	2025	2026
Opening balance	13,845	12,154
Additions to right-of-use assets	3,112	2,991
Derecognition of right-of-use assets	(113)	(560)
Depreciation charged during the year	(4,383)	(4,655)
Effect of movements in foreign exchange rates	(307)	(843)
Closing Balance	12,154	9,087

ii) Amounts recognised in statement of profit or loss

	For the year ended March 31
	2024	2025	2026
Interest on lease liabilities (refer note 16)	1,783	1,697	1,454
Depreciation on right-of-use assets (refer note 18)	3,767	4,383	4,655

iii) Amounts recognised in statement of cash flows

	For the year ended March 31
	2024	2025	2026
Total cash outflows for leases (principal + interest)	4,888	5,460	6,142

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

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

37)
RELATED PARTIES

Related parties and nature of related party relationships:

Nature of relationship	Name of related parties
Key management personnel	Deep Kalra
Key management personnel	Rajesh Magow
Key management personnel	Mohit Kabra
Key management personnel	Aditya Tim Guleri
Key management personnel	Jane Jie Sun #
Key management personnel	Xing Xiong #
Key management personnel	May Yihong Wu (from May 15, 2024)
Key management personnel	Hashim Joomye (from May 14, 2025)
Key management personnel	Vivek N. Gour (from July 2, 2025)
Key management personnel	Dipak Kumar Bohra (from September 23, 2025)
Key management personnel	James Jianzhang Liang # (up to July 2, 2025)
Key management personnel	Paul Laurence Halpin # (up to July 2, 2025)
Key management personnel	Moshe Rafiah # (from May 15, 2024 to July 2, 2025)
Key management personnel	Cindy Xiaofan Wang # (up to May 15, 2024)
Key management personnel	Xiangrong Li (up to May 15, 2024)
Entity providing key management personnel services	IQ EQ Corporate Services (Mauritius) Limited (up to May 14, 2025, re-appointed on July 2, 2025)
Entity (and its subsidiaries) of which the Company is an associate	Trip.com Group Limited and its subsidiaries
Equity-accounted investee	Saaranya Hospitality Technologies Private Limited
Equity-accounted investee	Pasajebus SpA (up to June 12, 2025) (refer note 8)
Equity-accounted investee	Savaari Car Rentals Private Limited (from December 1, 2023 to January 17, 2024) (refer note 7 (b))

# nominees of Trip.com Group, Limited (Trip.com)

(A)
Key management personnel:

Key management personnel compensation comprised:

	For the year ended March 31
Transactions	2024	2025	2026
Short-term employee benefits	1,937	1,878	2,699
Post-employment benefits	129	80	277
Other long-term benefits	10	6	13
Share based payment	11,425	8,130	3,058
Legal and professional	84	152	150
Total	13,585	10,246	6,197

	As at March 31
Balance Outstanding	2025	2026
Employee related payables	608	645
Accrued expenses	107	151

(B)
Entity providing key management personnel services:

	For the year ended March 31
Transactions	2024	2025	2026
Key management personnel services	7	8	20
Consultancy services	25	59	46

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (Continued)

(Amounts in USD thousands, except per share data and share count)

(C)
Entity (and its subsidiaries) of which the Company is an associate:

	For the year ended March 31
Transactions	2024	2025	2026
Gross amount billed by Company for air ticketing	1,538	4,899	4,512
Gross amount charged for procurement of air ticketing	96,996	78,372	72,227
Gross amount billed by Company for hotels and packages	3,005	14,758	32,009
Gross amount charged for procurement of hotels and packages	16,595	31,401	25,129
Commission received	51	287	789
Commission paid	402	1,530	3,786
Marketing alliances	180	1,736	1,071
Other operating expenses	5,268	7,560	8,679
Advance given	—	596	5,998
Advance given received back	—	596	5,998
Interest received on advance given	—	—	11
Repurchase of shares (refer note 26)	—	—	3,038,817

	As at March 31
Balance Outstanding	2025	2026
Trade and other receivables	2,762	6,379
Trade payables	5,965	1,853
Advance to suppliers	171	65

(D)
Equity-accounted investees:

a)
Saaranya Hospitality Technologies Private Limited

	For the year ended March 31
Transactions	2024	2025	2026
Repayment of loan given	24	24	—
Interest income	2	2	—

b)
PasajeBus SpA

	For the year ended March 31
Transactions	2024	2025	2026
Ancillary services	150	—	—

	As at March 31
Balance Outstanding	2025	2026
Trade and other receivables	19	—

c)
Savaari Car Rentals Private Limited

	For the year ended March 31
Transactions	2024	2025	2026

Other travel services - purchase for car bookings^	493	—	—
Commission received	43	—	—

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

38)
LIST OF MATERIAL SUBSIDIARIES

Name of entity	Place of Incorporation	Ownership interest as at March 31, 2025	Ownership interest as at March 31, 2026
MakeMyTrip Inc.	Delaware, USA	100%	100%
MakeMyTrip (India) Limited (formerly known as MakeMyTrip (India) Private Limited)	India	100%	100%
Ibibo Group Holdings (Singapore) Pte. Ltd.	Singapore	100%	100%